Form 20-F
CHINA PETROLEUM & CHEMICAL CORP
filed 2003-06-19
CIK 1123658

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                                   FORM 20-F

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                      OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

                        COMMISSION FILE NUMBER 1-15138
                        ______________________________
                    CHINA PETROLEUM & CHEMICAL CORPORATION
            (Exact name of Registrant as specified in its charter)
                            _______________________

                        The People's Republic of China
                (Jurisdiction of incorporation or organization)
                            _______________________
                            A6, Huixingdong Street
                      Chaoyang District, Beijing, 100029
                        The People's Republic of China
                   (Address of principal executive offices)
                           ________________________

Securities registered or to be registered pursuant to Section 12 (b) of the Act.


                                                                         Name of Each Exchange
             Title of Each Class                                          On Which Registered
             -------------------                                         ---------------------
American Depositary Shares, each representing
100 H Shares of par value RMB1.00 per share ......................   New York Stock Exchange, Inc.
H Shares of par value RMB1.00 per share ..........................   New York Stock Exchange, Inc.*


Securities registered or to be registered pursuant to Section 12 (g) of the Act.
                                     None
                               (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.
                                     None
                               (Title of Class)
         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         State-owned domestic shares, par value RMB 1.00 per share  ................ 67,121,951,000
         H Shares, par value RMB 1.00 per share    ................................. 16,780,488,000
         A Shares, par value RMB 1.00 per share    .................................  2,800,000,000

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes _X_             No __

         Indicate by check mark which financial statement item the Registrant has elected to follow.
                        Item 17 ___         Item 18 _X_

______________
* Not for trading, but only in connection with the registration of American Depository Shares.

===============================================================================


                                     Table of Contents

                                                                                                       Page

CERTAIN TERMS AND CONVENTIONS...........................................................................

CURRENCIES AND EXCHANGE RATES...........................................................................

FORWARD-LOOKING STATEMENTS..............................................................................

Statements regarding competitive position...............................................................

PART I..................................................................................................

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS......................................

   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE....................................................

   ITEM 3.   KEY INFORMATION............................................................................

      A. Selected Financial Data........................................................................

      B. CAPITALIZATION AND INDEBTEDNESS................................................................

      C. REASONS FOR THE OFFER AND USE OF PROCEEDS......................................................

      D. RISK FACTORS...................................................................................

   ITEM 4.   INFORMATION ON THE COMPANY.................................................................

      A. HISTORY AND DEVELOPMENT........................................................................

      B. BUSINESS OVERVIEW..............................................................................

      C. ORGANIZATIONAL STRUCTURE.......................................................................

      D. PROPERTY, PLANT AND EQUIPMENT..................................................................

   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............................................

      A. OPERATING RESULTS..............................................................................

      B. LIQUIDITY AND CAPITAL RESOURCES................................................................

      C. RESEARCH AND DEVELOPMENT.......................................................................

      D. TREND INFORMATION..............................................................................

   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................................................

      A. DIRECTORS, supervisors AND SENIOR MANAGEMENT...................................................

      B. COMPENSATION...................................................................................

      C. BOARD PRACTICE.................................................................................

      D. EMPLOYEES......................................................................................

      E. SHARE OWNERSHIP................................................................................

   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........................................

      A. MAJOR SHAREHOLDERS.............................................................................

      B. INTERESTS OF EXPERTS AND COUNSEL...............................................................

   ITEM 8.   FINANCIAL INFORMATION......................................................................

      A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION........................................

      B. SIGNIFICANT CHANGES............................................................................

   ITEM 9.   THE OFFER AND LISTING......................................................................

   ITEM 10.  ADDITIONAL INFORMATION.....................................................................

      A. SHARE CAPITAL..................................................................................

      B. MEMORANDUM AND ARTICLES OF ASSOCIATION.........................................................

      C. MATERIAL CONTRACTS.............................................................................

      D. EXCHANGE CONTROLS..............................................................................

      E. TAXATION.......................................................................................

      F. DIVIDENDS AND PAYING AGENTS....................................................................

      G. STATEMENT BY EXPERTS...........................................................................

      H. DOCUMENTS ON DISPLAY...........................................................................

      I. SUBSIDIARY INFORMATION.........................................................................

   ITEM 11.  QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.................................

   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....................................

PART II.................................................................................................

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELIN QUENCIES...........................................

   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...............

      A. MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS.....................................

      B. USE OF PROCEEDS................................................................................

   ITEM 15.  controls and procedures....................................................................

   ITEM 16.  [RESERVED].................................................................................

PART III................................................................................................

   ITEM 17.  FINANCIAL STATEMENTS.......................................................................

   ITEM 18.  FINANCIAL STATEMENTS.......................................................................

   ITEM 19.  EXHIBITS...................................................................................

                        CERTAIN TERMS AND CONVENTIONS


Definitions

       Unless the context otherwise requires, references in this annual report to:

       o "Sinopec Corp.," "we," "our" and "us" are to China Petroleum & Chemical Corporation, a PRC limited liability company, and its subsidiaries;

       o "Sinopec Group Company" are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

       o "Sinopec Group" are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

       o "Old Sinopec" are to the ministerial level enterprise of China Petrochemical Corporation and its affiliates before the industry restructuring in March 1998;

       o "China" or the "PRC" are to the People's Republic of China, excluding for purposes of this annual report Hong Kong, Macau and Taiwan;

       o "provinces" are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

       o    "RMB" are to renminbi, the currency of the PRC; and

       o "US$" are to US dollars, the currency of the United States of America.

Conversion Conventions

       Conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources and one tonne to 7.1 barrels for crude oil we produce, representing the typical gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.315 cubic feet.

Glossary of Technical Terms

       Unless otherwise indicated in the context, references to:

       o    "billion" are to a thousand million.

       o "BOE" are to barrels-of-oil equivalent; natural gas is converted at a ratio of 6,000 cubic feet of natural gas to one BOE.

       o "primary distillation capacity" are to the crude oil throughput capacity of a refinery's basic distillation units, calculated by estimating the number of days in a year that such basic distillation units are expected to operate, including downtime for regular maintenance, and multiplying that number by the amount equal to the units' optimal daily crude oil throughput.

       o "rated capacity" are to the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, including downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output or throughput, as the case may be.

       o "utilization rate" are to the amount of output or throughput by a production unit per annum as a proportion of the capacity of that unit per annum at the end of a year.


                        CURRENCIES AND EXCHANGE RATES

       We publish our financial statements in renminbi. Unless otherwise indicated, all translations from renminbi to US dollars have been made at a rate of RMB 8.2800 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. We do not represent that renminbi or US dollar amounts could be converted into US dollars or renminbi, as the case may be, at any particular rate, the rates below or at all.

       The following table sets forth noon buying rate for US dollars in New York City for cable transfers in renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:


                                                              Noon Buying Rate
                                                         --------------------------
Period                                            End       Average(1)       High           Low
------                                            ---       ----------       ----           ---
                                                             (RMB per US$1.00)
1996.....................................       8.3284         8.3395       8.3549        8.3002
1997.....................................       8.3100         8.3193       8.3290        8.2911
1998.....................................       8.2789         8.2968       8.3100        8.2774
1999.....................................       8.2795         8.2785       8.2800        8.2770
2000.....................................       8.2774         8.2784       8.2799        8.2768
2001.....................................       8.2766         8.2770       8.2786        8.2676
2002.....................................       8.2800         8.2772       8.2800        8.2759
December 2002............................       8.2800           ____       8.2800        8.2768
January 2003.............................       8.2768           ____       8.2800        8.2768
February 2003............................       8.2775           ____       8.2800        8.2768
March 2003 ..............................       8.2774           ____       8.2776        8.2770
April 2003...............................       8.2771           ____       8.2774        8.2769
May 2003.................................       8.2768           ____       8.2771        8.2768
June 2003 (up to June 15, 2003)..........       8.2768           ____       8.2773        8.2768

__________

(1) Determined by averaging the rates on the last business day of each month during the relevant period.


                          FORWARD-LOOKING STATEMENTS

       This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words believe, intend, expect, anticipate, project, estimate, predict, plan and similar expressions are also intended to identify forward-looking statements.

       These forward-looking statements address, among others, such issues as:

       o    amount and nature of future exploration and development,
       o    future prices of and demand for our products,
       o    future earnings and cash flow,
       o    development projects and drilling prospects,
       o    future plans and capital expenditures,
       o    estimates of proved oil and gas reserves,
       o    exploration prospects and reserves potential,
       o expansion and other development trends of the petroleum and petrochemical industry,
       o    production forecasts of oil and gas,
       o expected production or processing capacities, including expected rated capacities and primary distillation capacities, of units or facilities not yet in operation,
       o    expansion and growth of our business and operations, and
       o    our prospective operational and financial information.

       These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 -- Key Information -- Risk Factors" and the following:

       o    fluctuations in prices of our products,
       o failures or delays in achieving production from development projects,
       o    potential acquisitions and other business opportunities,
       o    general economic, market and business conditions, and
       o    other risks and factors beyond our control.

       Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Statements regarding competitive position

       Certain statements made in Item 4 -- Information on the Company that refer to our market share or competitive position are based on our belief, and in some cases rely on a range of sources, including government surveies, investment analysts' reports, independent market studies and our internal assessments of publicly available information about the financial results and performance of other market participants.

                                    PART I


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

       Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.


ITEM 3.  KEY INFORMATION


A.  SELECTED FINANCIAL DATA

Historical Financial Information

       The selected income statement data and cash flow data for the years ended December 31, 2000, 2001 and 2002, and the selected balance sheet data as of December 31, 2001 and 2002 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected income statement and cash flow data for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998,1999 and 2000 are derived from our audited consolidated financial statements which are not included in this annual report.

        This financial data reflect the reorganization and have been prepared as if our current structure had been in existence throughout the relevant periods. In addition, the financial data prior to December 31, 1999 also include the operations retained by Sinopec Group Company that were historically associated with Sinopec Group Company's petroleum and petrochemical operations. The results of operations, financial positions and cash flows associated with such businesses are not reflected in our consolidated financial statements as of December 31, 1999 or a later date, or for periods ended after December 31, 1999. Therefore, the following selected financial data as of December 31, 1998 and for the years ended December 31, 1998 and 1999 are not necessarily comparable with selected financial data as of a later date or for a later period. In addition, the financial data included herein may not necessarily reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Further, the selected financial data should be read in conjunction with the consolidated financial statements together with accompanying notes and "Item 5 - Operation and Financial Review and Prospects" included elsewhere in this annual report. Unless otherwise indicated, the consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. For a reconciliation of our net income and shareholders' equity to US GAAP, see note 31 to the consolidated financial statements.


                                                                       Years Ended December 31,
                                                                 ------------------------------------
                                                      1998       1999       2000       2001       2002       2002
                                                      ----       ----       ----       ----       ----       ----
                                                      RMB        RMB        RMB        RMB        RMB       US$(6)
                                                           (in millions, except per share and per ADS data)
Income Statement Data(1)(2):
IFRS
   Consolidated results
   Operating revenues..........................     199,967    241,671    331,576    318,471     340,042     41,068
   Purchased crude oil, products and operating
     supplies and expenses.....................    (134,675)  (161,168)  (226,533)  (220,313)   (235,245)   (28,411)
   Selling, general and administrative expenses     (17,014)   (18,558)   (19,519)   (17,138)    (21,088)    (2,547)
   Depreciation, depletion and amortization....     (16,095)   (18,431)   (20,781)   (22,430)    (24,282)    (2,932)
   Exploration expenses, including dry holes...      (2,524)    (2,309)    (3,030)    (3,775)     (4,363)      (527)
   Personnel expenses..........................     (11,544)   (12,696)   (13,264)   (12,889)    (13,625)    (1,646)
   Employee reduction expenses.................           -          -          -     (2,546)       (244)       (29)
   Taxes other than income tax.................      (8,655)    (9,536)   (12,220)   (11,887)    (11,852)    (1,432)
   Other operating expenses, net...............      (3,259)    (3,261)      (718)      (193)     (1,066)      (129)
   Operating income............................       6,201     15,712     35,511     27,300      28,277      3,415
   Interest expense, net of interest income and
     net foreign exchange gains (losses).......     (11,146)   (10,282)    (4,936)    (3,152)     (3,945)      (476)
   Gains from issuance of shares by subsidiaries      2,114        607          -          -           -          -
   Other income ...............................         771        814        461        519         500         60

   Income/(loss) before income tax and
     minority interests......................        (2,060)     6,851     31,036     24,667      24,832      2,999
   Income tax................................         2,345       (351)    (9,638)    (8,029)     (7,635)      (922)
   Income before minority interests..........           285      6,500     21,398     16,638      17,197      2,077
   Minority interests........................          (457)    (1,577)    (1,814)      (613)     (1,117)      (135)
   Net (loss)/income.........................          (172)     4,923     19,584     16,025      16,080      1,942

   Basic (loss)/earnings per share(3)........         (0.00)      0.07       0.27       0.19        0.19       0.02
   Basic (loss)/earnings per ADS(3)..........         (0.25)      7.16      27.22      18.82       18.55       2.24
   Cash dividends declared per share.........             -          -       0.01       0.08        0.10       0.01
   Segment results
     Exploration and production..............         3,550      3,005     25,411     23,185      14,787      1,786
     Refining................................         2,550      6,065      1,394      2,106       5,922        715
     Marketing and distribution..............           155      2,550      6,358      2,443       8,401      1,014
     Chemicals...............................          (564)     3,677      2,437       (758)         72          9
     Corporate and others....................          (144)      (831)       (89)       324        (905)      (109)
     Operating income........................         5,547     14,466     35,511     27,300      28,277      3,415
US GAAP
   Net (loss)/income.........................           (54)      5,426    22,011     17,315      19,515      2,356
   Basic (loss)/earnings per share (3).......         (0.00)       0.08      0.31       0.20        0.23       0.03
   Basic (loss)/earnings per ADS (3).........         (0.08)       7.89     30.60      20.33       22.51       2.72
   Cash dividends declared per share.........             -          -       0.01       0.08        0.10       0.01


                                                                              As of December 31,
                                                                          --------------------------
                                                              1998      1999      2000     2001     2002     2002
                                                              ----      ----      ----     ----     ----     ----
                                                              RMB       RMB       RMB       RMB      RMB    US$(6)
                                                                                (in millions)
Balance Sheet Data(1)(2):
IFRS
     Cash and cash equivalents............................    27,234    21,759    19,621   21,023   17,699    2,138
     Total current assets.................................   112,609    89,159   136,173  109,795  101,884   12,305
     Total non-current assets(4)..........................   204,486   194,085   218,569  256,914  273,997   33,091
     Total assets(4)......................................   317,095   283,244   354,742  366,709  375,881   45,396
     Short-term debts and loans from Sinopec Group
       Company and its affiliates (including current
       portion of long-term debts)........................    86,172    83,686    59,110   49,211   35,552    4,294
     Long-term debts and loans from Sinopec Group Company
       and its affiliates (excluding current portion of
       long-term debts)...................................    78,747    42,846    71,004   67,001   75,208    9,083
     Shareholders' equity(4)..............................    74,060    89,878   133,154  147,669  154,485   18,658
     Capital employed(5)..................................   227,798   216,667   266,857  266,399  271,466   32,786
US GAAP
     Total assets.........................................   304,585   246,928   320,381  336,626  348,650   42,107
     Long-term debts and loans from Sinopec Group Company
       and its affiliates (excluding current portion of
       long-term debts)...................................    77,995    42,448    70,554   66,501   74,893    9,045
     Shareholders' equity.................................    73,742    67,691   112,633  130,371  140,829   17,009


                                                                      Years Ended December 31,
                                                                    ----------------------------
                                                       1998       1999      2000       2001       2002      2002
                                                       ----       ----      ----       ----       ----      ----
                                                       RMB        RMB       RMB        RMB        RMB       US$(6)
                                                                          (in millions)
Other Financial Data(1)(2):
IFRS
   Net cash from operating
        activities...........................         22,452    25,902     29,180     55,279      53,890   6,509
   Net cash from/(used in)
        financing activities.................         17,790     4,319     33,003    (15,387)    (14,563) (1,759)
   Net cash used in investing activities.....        (34,828)  (35,700)   (64,319)   (38,483)    (42,658) (5,152)
   Capital expenditures
     Exploration and production..............          8,795    10,531     14,813     20,276      20,228   2,443
     Refining................................         10,809     6,942      5,511      8,992       6,533     789
     Marketing and distribution..............          2,075     3,176     16,080     17,256       6,982     843
     Chemicals...............................         12,127    12,919      6,205     11,947       7,324     885
     Corporate and others....................            809     1,092        251        358         545
                                                                                                              66
     Total...................................         34,615    34,660     42,860     58,829     41,612    5,026

__________
(1) Data for the years ended December 31, 1998 and 1999 and as of December 31, 1998include the results of operations and net assets of certain petroleum and petrochemical operations that were included in the consolidated financial statements but were retained by Sinopec Group Company. These net assets were reflected as a distribution to shareholder as of December 31, 1999.
(2) The acquisition of Sinopec National Star in 2001 is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Sinopec National Star on a combined basis. The consideration paid has been treated as an equity transaction.
(3) Basic (loss)/earnings per share and per ADS have been computed by dividing net (loss)/income by the weighted average number of shares in issue.
 (4) Includes the effect of the revaluation of property, plant, and equipment as of September 30, 1999. In addition, property, plant and equipment of Sinopec National Star were revalued as of December 31, 2000 in connection with the acquisition by Sinopec Corp.
(5) Equals the sum of short-term debts, long-term debts, loans from Sinopec Group Company and its affiliates, shareholders' equity and minority interests less cash and cash equivalents.

(6) Translated solely for the convenience of the reader into US dollars at the rate prevailing on December 31, 2002 of US$1.00 to RMB 8.2800.


B.     CAPITALIZATION AND INDEBTEDNESS

       Not applicable.


C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

       Not applicable.


D.     RISK FACTORS

Risks Relating to Sinopec Corp.

       Our limited operating history as an integrated petroleum and petrochemical company could affect our operating efficiency.

       In 1983, the PRC government formed Old Sinopec to take primary responsibility for the administration and development of the petrochemical industry in China. Old Sinopec administered 38 production enterprises and was the PRC's predominant force in petroleum refining and petrochemical production. As a result of the restructuring of the petroleum and petrochemical industry in China in March 1998, Sinopec Group Company acquired most of the businesses of Old Sinopec, some of the exploration and production of crude oil business of China National Petroleum Company, or CNPC, and a large number of businesses which were engaged in retail and wholesale sales of refined petroleum products in the PRC.

       In anticipation of the October 2000 global offering of our H shares and ADSs representing H shares, we were created in our present form on February 25, 2000 with Sinopec Group Company as the sole shareholder. Therefore, we have a limited history as an integrated company and in operating our assets.

       The integration of the exploration and production business with our refining, petrochemical and marketing operations will present management challenges. Our newly established management structure and management information and financial systems may also need further adjustment and development. Our future business will depend in part on our ability to successfully manage our businesses and operations as an integrated petroleum and petrochemical company and to successfully implement our vision and strategy.

       Our development plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

       The petroleum and petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current capital expenditures plan contemplates approximately RMB 37.6 billion (US$4.54 billion) in 2003. Our actual capital expenditures may vary significantly from these planned amounts due to various factors, including, among others, our ability to generate sufficient cash flows from operations to finance our capital expenditures, general economic, market and business conditions and other factors that are beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

       In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties including:

       o our future results of operations, financial condition and cash flows;

       o the economic condition in China and the market environment for our products;

       o    the cost of financing and the condition of financial markets; and

       o the issuance of relevant government approvals and other project risks associated with the development of infrastructure in China.

       Our failure to obtain sufficient funding for our operations or development plans could adversely affect our business, results of operations and financial condition.

       Competition from domestic as well as international petroleum and petrochemical companies.

       The industry in which we operate is highly competitive. Our principal market in eastern, southern and central regions in China has enjoyed stronger economic growth and a higher demand for refined products and petrochemicals than other regions of China. As a result, we believe that our competitors will try to expand their sales and build up their distribution networks in our principal market.

       Among our competitors are PetroChina and some of the world's major integrated petroleum and petrochemical companies, many of which have recently become more significant participants in the petroleum and petrochemicals industry in China. We believe such trend will continue and probably accelerate. Increased competition may have a material adverse effect on our financial condition and results of operations.

       We may not be able to pass on all increases in costs of our raw materials.

       We currently consume large amounts of crude oil and other raw materials to manufacture our refined products and petrochemical products. We have been sourcing an increasing amount of crude oil from outside suppliers. In 2002, approximately 73% of the crude oil required for our refinery business was sourced from outside suppliers. While we try to match cost increases with corresponding raw material price increases, our ability to pass on cost increases to our customers is dependent on international and domestic market conditions and government regulations. Consequently, there may be periods during which increases in costs of raw materials due to either price increases or increases in the amounts we source from third parties are not fully recovered by us due to an inability to increase the sale prices of our products. This may have a material adverse effect on our financial condition, results of operations or cash flows.

       Related party transactions; non-competition; conflicts of interest.

       We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provides to us a number of services, including, but not limited to, ancillary supply, engineering, maintenance, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us. In addition, Sinopec Group Company has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. We and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to refrain from operating businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company's operations that compete or could compete with our businesses; operate its sales enterprises and service stations in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our dominant shareholder and the interests of the Sinopec Group Company may conflict with our own interests, Sinopec Group Company may take actions that favor its interests over ours.

       In addition, while we and Sinopec Group Company have entered into agreements which generally provide that these services provided by Sinopec Group Company will be priced on terms at least as favorable to us as ordinary commercial terms, we have limited or no practical alternative source of supply for some of these services, utilities, materials and equipment at reasonable cost. As a result, in the future we may have limited ability to negotiate with Sinopec Group Company over the terms of our agreements with respect to these services, utilities, materials and equipment.

       Our insurance coverage may not be sufficient to cover the risks related to exploration, development and production and losses caused by natural disasters.

       Due to the nature of our business, we handle many highly flammable and explosive materials and operate many facilities under high pressure and high temperatures. We have experienced accidents that have caused property damage and personal injuries, and we cannot assure that industry-related accidents will not occur in the future.

       We currently maintain insurance coverage with Sinopec Group Company on our property, plant, equipment and inventory. The amount of coverage is determined on the basis of the historical value of the covered fixed assets and, with respect to inventory, twice each year on the basis of the average month-end inventory value of the most recent six months. The amount of our insurance coverage may be less than the replacement cost of the covered properties and plants and may not be sufficient to cover all our financial losses.

       We do not carry any business interruption insurance or third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than third party liability insurance with respect to certain transportation vehicles. Losses incurred or payments required to be made by us, which are not fully insured, may have a material adverse effect on our results of operations.

       The oil and natural gas reserves data in this annual report are only estimates, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates.

       There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, and in the timing of development expenditures and the projection of future rates of production. The reserve data set forth in this annual report represent estimates only. Adverse changes in economic conditions may render it uneconomical to develop certain reserves. Our actual production, revenues, taxes and fees payable and development and operating expenditures with respect to our reserves may likely vary from these estimates.

       The reliability of reserves estimates depends on:

       o    the quality and quantity of technical and economic data;

       o    the prevailing oil and gas prices applicable to our production;

       o    the production performance of the reservoirs;

       o    extensive engineering judgments; and

       o    consistency in the PRC government's oil policies.

       In addition, new drilling, testing and production following the estimates may cause substantial upward or downward revisions in the estimates. Furthermore, the discounted future cash flow calculated by applying the 10% discount rate, which was included in "Consolidated Financial
Statements-Supplemental Information on Oil and Gas Producing Activities (Unaudited)" following Item 19, may not represent the actual net present value of the relevant cash flow.

       Our continued business success depends in part on our ability to replace reserves and develop newly discovered reserves.

       Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves and further exploring our current reserve base. Our exploration and development activities for additional reserves expose us to inherent risks associated with drilling, including the risk that no economically productive oil or natural gas reservoirs will be encountered. Without reserve additions through further exploration and development or acquisition activities, our reserves and production will decline over time as our reserves will be depleted. Exploring for, developing and acquiring reserves is highly capital intensive. If these activities are unsuccessful and we do not acquire properties containing proved reserves, our total proved reserves will decline, which may adversely affect our results of operations and financial condition.

Risks Relating to the Petroleum and Petrochemical Industry

       Our business operations may be adversely affected by present or future environmental regulations.

       As an integrated petroleum and petrochemical company, we are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

       o    the imposition of fees for the discharge of waste substances;

       o the levy of fines and payments for damages for serious environmental offenses; and

       o the central government, at its discretion, to close any facility which fails to comply with orders and require it to correct or stop operations causing environmental damage.

       Our production operations produce substantial amounts of waste water, gas and solid waste materials. In addition, our production facilities require operating permits that are subject to renewal, modification and revocation. We have established a system to treat waste materials to prevent and reduce pollution and believe that our operations substantially comply with all applicable PRC environmental laws and regulations as they have been previously interpreted and enforced. The PRC government, however, has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards, which, in turn, would require us to incur additional expenditures on environmental matters.

       Our operations may be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of crude oil and refined petroleum products.

       Most of our revenues are attributable to sales of crude oil, refined petroleum products and petrochemical products which have historically been cyclical and sensitive to the availability and prices of feedstock and general economic conditions. Regional and global markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on product prices in the regional and global markets. Historically, the markets for these products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, possibly resulting in oversupply and declining prices and margins. After its accession to the WTO, China further reduced the tariffs and other import restrictions and further relaxed the control of product allocation and pricing, and, as a result, the domestic markets for many of our products have become increasingly subject to the cyclicality of regional and global markets. Historically, international prices of crude oil and refined products have fluctuated widely due to many other factors that are beyond our control. Between 1994 and 2002, the markets for many of our principal products experienced substantial price fluctuations. While our integrated upstream, midstream and downstream operations to certain extent help us reduce the effects of industry cycles, we cannot assure you that future growth in demand for these products will be sufficient to alleviate any existing or future conditions of excess industry capacity or that such condition will not be sustained or further aggravated by anticipated or unanticipated capacity additions or other events. In addition, we expect that the volatility and uncertainty of the prices of crude oil and refined products will continue. Declines in prices of refined products and petrochemical products may adversely affect our business and results of operations and financial condition.

       Our business faces natural disasters and operation risks that may cause significant interruption of operations.

       Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined and petrochemical products involve a number of hazards. As with many other companies in the world which conduct similar businesses, we have experienced accidents that have caused property damage and personal injuries. Our safety and maintenance measures at our production facilities and for our transportation facilities may not be sufficient, and significant natural disasters may cause significant interruption of our operations and property and environmental damage that could have a material adverse impact on our financial condition.

Risks Relating to the PRC

       Government regulations may limit our activities and adversely affect our business operations.

       The central and local PRC governments continue to exercise a certain degree of control over the petroleum and petrochemical industry in China by, among others:

       o licensing the right to explore and produce crude oil and natural gas;

       o publishing from time to time retail guidance prices for gasoline and diesel based on formulas linked to relevant international market prices;

       o    allocating and pricing of certain resources and services;

       o    assessing taxes and fees payable;

       o    setting import and export quotas and procedures; and

       o    setting safety, environmental and quality standards.

       In addition, we may be required from time to time to make capital expenditures to comply with PRC government policies regarding the development of the domestic petroleum and petrochemical industry. As a result, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

       Our development plans require regulatory approval.

       Many of our large construction and expansion projects are subject to extensive governmental review and approval. Such projects include most exploration and production projects and construction of significant refining and petrochemical facilities, significant expansions or renovations to existing facilities, as well as the construction of significant oil and natural gas pipelines, refined product pipelines and storage facilities. The timing and cost of completion of these projects will depend on numerous factors, including approvals from relevant PRC government authorities and general economic conditions in China.

       While in general we attempt to obtain governmental approval as far in advance as practicable, we may not be able to control the timing and outcome of these governmental reviews and approvals. If any of our important projects required for our future growth are not approved, or not approved on a timely basis, our results of operations and financial condition could be adversely impacted.

       Entry by China into the World Trade Organization significantly increases competition from foreign companies in our lines of business.

       China became a member of the World Trade Organization in December 2001. In entering the WTO, China has agreed to significantly reduce the trade barriers over time for imports that have historically existed and that currently exist in China such as:

       o granting foreign-owned companies the right to import into China crude oil and refined products through companies authorized by the PRC government;

       o permitting foreign companies to distribute and market refined petroleum products in both retail and wholesale markets in China;

       o significantly reducing tariffs on refined products and petrochemical products; and

       o eliminating over time quotas and other non-tariff barriers for imports and exports of crude oil and refined products.

       As a result of China's entry to the WTO, we have faced, and will continue to face, increasing competition from foreign producers of refined petroleum products and petrochemical products. In addition, the trade agreements under the WTO are periodically renegotiated, sometimes resulting in continuing reductions in tariffs, elimination of non-tariff barriers such as import quota and opening of markets to foreign competition. Any present or future increase in foreign competition may have a material adverse effect on our results of operations.

       Government control of currency conversion and future movements in exchange rates may adversely affect our operations and financial results.

       We receive substantially all of our revenues in renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency obligations, including:

       o    import of crude oil and other materials;

       o    debt service on foreign currency denominated debt;

       o    purchases of imported equipment; and

       o    payment of any cash dividends declared in respect of the H shares.

       The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of renminbi to foreign currency.

       Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

       Since 1994, the conversion of renminbi into Hong Kong dollars and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Although the renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. We do not hedge exchange rate fluctuations between the renminbi and the US dollar or other currencies and currently have no plans to do so. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends.

       Enforcement of shareholder rights; mandatory arbitration.

       Currently, the primary sources of shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, their provisions for protection of shareholder's rights and access to information, are different from those applicable to companies incorporated in the U.S., the U.K. and other Western countries. In addition, the mechanisms for enforcement of rights under the corporate framework to which we are subject may also be relatively undeveloped and untested. To our knowledge, there has not been any published report of judicial enforcement in the PRC by H share shareholders of their rights under constituent documents of joint stock limited companies or the PRC Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock limited companies. We cannot assume that our shareholders will enjoy protections that they may be entitled in other jurisdictions.

       China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other Western countries, and therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may not be assured. Our articles of association as well as the Listing Rules of the Hong Kong Stock Exchange provide that most disputes between holders of H shares and us, our directors, supervisors, officers or holders of domestic shares, arising out of the articles of association or the PRC Company Law concerning the affairs of our company or with respect to the transfer of our shares are to be resolved through arbitration by arbitration organizations in Hong Kong or China, rather than through a court of law. On June 18, 1999, an arrangement was made between Hong Kong and the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. So far as we are aware, no action has been brought in China by any shareholder to enforce an arbitral award, and we are uncertain as to the outcome of any action brought in China to enforce an arbitral award granted to shareholders.


                      ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT

       Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at A6, Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China and our telephone number is (8610) 6499-0060. We have appointed SINOPEC USA Co., Ltd., 150 E. 52nd St., 28th Fl., Flushing, NY 10022, USA (telephone number: (212) 759-5085) as our agent for service of processes for actions brought under the U.S. securities laws.

       Sinopec Group Company was reorganized in anticipation of the October 2000 global offering of our H shares and ADSs representing H shares, and as a result, we were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder. To effect the reorganization, we and Sinopec Group Company entered into a reorganization agreement which had effect from December 31, 1999. As part of the reorganization, certain of Sinopec Group Company's petroleum and petrochemical operations, together with the related assets and liabilities that were transferred to us, were segregated and separately managed by us beginning December 31, 1999. Sinopec Group Company transferred to us most of its petroleum and petrochemical operations, including most of their production assets, and retained most of the social and ancillary service operations, as well as certain production assets, including certain petrochemical facilities, small capacity refineries and retail service stations. Sinopec Group Company's operations transferred to us include:

       o    exploration for and development of crude oil and natural gas;

       o refining of crude oil and marketing and distribution of refined petroleum products, including transportation, storage, trading, import and export of petroleum products; and

       o    production and sales of petrochemical products.

       Sinopec Group Company's continuing activities consist, among other things, of:

       o operating certain petrochemical facilities, small capacity refineries and retail service stations retained by Sinopec Group Company;

       o    providing well survey, logging and downhole operational services;

       o    manufacturing and maintaining production equipment;

       o    providing construction services;

       o    providing utilities, such as electricity and water; and

       o providing social services, such as health care, education and transportation services.

       Sinopec Group Company transferred the businesses to us either by transferring its equity holdings in subsidiaries or by transferring their assets and liabilities. For its subsidiaries with publicly traded shares, Sinopec Group Company transferred its entire equity interests to us. These subsidiaries include companies whose shares or depositary receipts are listed on various stock exchanges including the New York Stock Exchange, the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Shenzhen Stock Exchange. For the remaining subsidiaries, Sinopec Group Company transferred operating assets and associated liabilities directly to us.

       In consideration of the assets and operations transferred to us, we issued and allocated 68.8 billion of our shares to Sinopec Group Company on February 25, 2000. These shares represented our entire issued share capital before our October 2000 global offering of H shares and ADSs representing H shares.

       We and Sinopec Group Company entered into an asset swap agreement on December 19, 2002, pursuant to which we transferred to Sinopec Group Company certain of our water plants, inspection, maintenance, geologic and geophysical assets and liabilities in exchange of certain service stations and oil depots owned by Sinopec Group Company. Sinopec Group Company's net assets transferred to us were appraized at approximately RMB 1,040 million (US$125.6 million), and our assets transferred to Sinopec Group Company were appraized at approximately RMB 1,021 million (US$123.4 million). We paid the difference of approximately RMB 19 million (US$2.3 million) in cash to Sinopec Group Company, and the assets swap transaction was completed on December 31, 2002.

B.     BUSINESS OVERVIEW

       We are an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on our operating revenues of RMB340 billion (US$41.1 billion) in 2002, we are one of the largest petroleum and petrochemical companies in China and in Asia.

       We are the second largest crude oil and natural gas producer in China. Our crude oil and natural gas productions are mostly internally consumed by our refining and petrochemical operations.

       As of December 31, 2002, we had proved developed and undeveloped reserves of 3,887 million barrels-of-oil equivalent, including 3,320 million barrels of crude oil and 3,329 billion cubic feet of natural gas. In 2002, we produced 270 million barrels of crude oil, which accounted for approximately 23% of the total crude oil production in China. In addition, we produced 179 billion cubic feet of natural gas, which accounted for approximately 15% of the total natural gas production in China.

       We are the largest refiner of petroleum products in China. In 2002, we processed approximately 105.01 million tonnes of crude oil, representing approximately 50% of the total crude oil throughput in China. In 2002, we produced approximately 19.62 million tonnes of gasoline and 37.74 million tonnes of diesel, each representing approximately 50% of the total respective production in China.

       We are the largest distributor and seller of refined petroleum products in China and in Asia. In 2002, sales volume of gasoline, diesel and kerosene including jet fuel through our Sinopec branded retail and wholesale distribution networks accounted for approximately 58% of the total consumption of these products in China and approximately 78% in our principal market in the eastern and southern regions of China. Sales volume of gasoline and diesel through our 24,000 service stations in 2002 accounted for approximately 68% of the total retail volume in our principal market.

       We are also the largest producer and distributor of petrochemicals in China. Our production of ethylene, a key petrochemical building block, was over 2.7 million tonnes in 2002, representing approximately 50% of the total ethylene production in China. We produce a full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and their polymers, synthetic fibers, synthetic rubber and chemical fertilizers. We are the largest producer in China of all of these product categories.

Exploration and Production

       Summary

       We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2002, we held 193 production licenses with terms ranging from seven (7) to fifty-five (55) years, which were equal to or longer than the maximum numbers of years of the estimated life of the reserves as evaluated by us as of December 31, 2002. Our production licenses are renewable upon our application 30 days prior to expiration. During the term of our production license, we will pay an annual production right usage fee of RMB 1,000 (US$120.8) per square kilometers. Among our oil and gas fields, the Shengli field in Shandong province is the second largest oil field in China and accounted for approximately two-thirds of our total production in 2002. In 2002, we produced an average of 821,000 barrels-of-oil equivalent per day, of which 90% was crude oil and 10% was natural gas.

       As of December 31, 2002, we held 294 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is seven (7) years. Our exploration licenses may be renewed twice upon our application 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make a progressive annual minimum exploration investment relating to the exploration blocks in respect of which the exploration licenses are issued. In addition, we are also obligated to pay an annual exploration license fee starting from RMB 100 (US$12.1) per square kilometer up to RMB 500 (US$60.4) per square kilometer.

       Properties

       We currently operate 11 oil and gas producing fields, each of which consists of many oil and gas producing zones and all of which are located in mainland China.

       The Shengli field is our most important producing oil field and the second largest producing oil field in China. It consists of 67 oil producing zones of various size extending over an area of 61,000 square kilometers in northern Shandong province. In 2002, Shengli field produced 189.7 million barrels of crude oil and 26.5 billion cubic feet of natural gas, accounting for approximately 65% of our total annual crude oil and natural gas production for the year.

         Our other oil and gas producing fields are located in the border area of Hebei, Shandong and Henan as well as in Xinjiang, Sichuan, Henan, Jiangsu, Yunnan, Guizhou, Guangxi and the East China Sea areas.

       Oil and Natural Gas Reserves and Productions

       Oil and gas proved reserves cannot be measured precisely. Reserve estimates are based on many factors related to reservoir performance which require evaluation by engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs as well as extensive engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will often improve the reliability of the reserve estimate.

       The following table sets forth our estimated proved oil and gas reserves and productions and the respective yearly changes for the years ended December 31, 2000, 2001 and 2002. Our proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. Our estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.


                                                                                Years ended December 31,
                                                                            --------------------------------
                                                                            2000         2001          2002
                                                                            ----         ----          ----
Proved developed and undeveloped reserves (crude oil) (million barrels)
Beginning of year....................................................       3,028       3,168         3,215
Revisions of previous estimates......................................          72         (23)          119
Improved recovery....................................................         140         125           126
Extensions and discoveries...........................................         191         214           130
Production...........................................................        (263)       (269)        (270)
                                                                            -----       -----         -----
End of year..........................................................       3,168       3,215         3,320
                                                                            =====       =====         =====

Proved developed reserves (crude oil) (million barrels)
Beginning of year....................................................       2,418       2,490         2,444
                                                                            =====       =====         =====
End of year..........................................................       2,490       2,444         2,732
                                                                            =====       =====         =====
Proved developed and undeveloped reserves (natural gas)
   (billion cubic feet)
Beginning of year....................................................       2,031       3,342         3,488
Revisions of previous estimates......................................         164        (429)        (133)
Extensions and discoveries...........................................       1,281         738           153
Production...........................................................        (134)       (163)        (179)
                                                                            -----       -----         -----
End of year..........................................................       3,342       3,488         3,329
                                                                            =====       =====         =====
Proved developed reserves (natural gas) (billion cubic feet)
Beginning of year....................................................       1,052       1,164         1,183
                                                                            =====       =====         =====
End of year..........................................................       1,164       1,183         1,056
                                                                            =====       =====         =====

         The following table sets forth, by producing fields, our crude oil and natural gas proved developed and undeveloped reserves as of December 31, 2002.


                              Crude Oil           Natural Gas         Combined
                              ---------           -----------         --------
                          (million barrels)  (billion cubic feet)  (million BOE)

Proved Developed and
Undeveloped Reserves
Shengli................         2,264                 267           2,309
Others.................         1,056               3,062           1,566
                                -----               -----           -----
Total..................         3,320               3,329           3,885
                                =====               =====           =====

Other Oil and Gas Data

Production Data

         The following tables sets forth the average daily production of crude oil and natural gas for the years ended December 31, 2000, 2001 and 2002.

                                            For the Years Ended December 31,
                                         --------------------------------------
                                          2000            2001           2002
                                          ----            ----           ----
                                                 (in thousand barrels)
Average Daily Crude Oil Production
Shengli..............................      519            520            520
Others...............................      157            217            219
                                           ---            ---            ---
Total Production.....................      676            737            739
                                           ===            ===            ===

                                             For the Years Ended December 31,
                                          -------------------------------------
                                           2000           2001           2002
                                                 (in million cubic feet)
Average Daily Natural Gas Production
Shengli..............................       66             82             73
Others...............................      153            384            417
                                           ---            ---            ---
Total Production.....................      219            466            490
                                           ===            ===            ===

                                             For the Years Ended December 31,
                                          -------------------------------------
                                           2000           2001           2002
                                           ----           ----           ----
                                                    (in thousand BOE)
Average Daily Production of
   Crude Oil and Natural Gas
Shengli...............................     530            533             532
Others................................     182            279             289
                                           ---            ---             ---
Total Production......................     712            812             821
                                           ===            ===             ===

Lifting Cost Data

         The following table sets forth our average lifting costs per barrel-of-oil equivalent of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2000, 2001 and 2002.


                                                             Total       Shengli     Others
                                                              (US$)       (US$)      (US$)
                                                           ---------------------------------
For the year ended December 31, 2002
Average Petroleum Lifting Cost per BOE.................        6.12        5.76       6.78
Average Realized Sales Price...........................
   Per Barrel of Crude Oil.............................       22.42       22.59      21.97
   Per Thousand Cubic Meters of Natural Gas............       69.08       55.07      70.25
For the year ended December 31, 2001
Average Petroleum Lifting Cost per BOE.................        6.15        6.01       6.42
Average Realized Sales Price...........................
   Per Barrel of Crude Oil.............................       23.36       23.57      22.79
   Per Thousand Cubic Meters of Natural Gas............       67.76       50.95      69.71
For the year ended December 31, 2000
Average Petroleum Lifting Cost per BOE.................        6.63        5.75       9.18
Average Realized Sales Price...........................
   Per Barrel of Crude Oil.............................       27.95       27.50      26.33
   Per Thousand Cubic Meters of Natural Gas............       74.72       60.12      69.91

Exploration and Development Activities

       The following table sets forth our exploratory and development wells, including a breakdown of successful or productive ones and dry ones, for the years ended December 31 2000, 2001 and 2002.


                                                   Total           Shengli          Others
                                                   -----           -------          ------
For the year ended December 31, 2002
Exploratory
    -- Successful.........................          289              146              143
    -- Dry................................          217               80              137
Development
    -- Productive.........................         2,186            1,026            1,160
    -- Dry................................           14               6                8
For the year ended December 31, 2001
Exploratory
    -- Successful.........................          232              116              116
    -- Dry................................          284              144              140
Development
    -- Productive.........................         2,119             990             1,129
    -- Dry................................           12               6                6
For the year ended December 31, 2000
Exploratory
    -- Successful.........................          121               72              49
    -- Dry................................          154               74              80
Development
    -- Productive.........................         2,102            1,138             964
    -- Dry................................           13               7                6

       For additional information on our oil and gas exploration and production activities, please see the Supplemental Information on Oil and Gas Producing Activities (Unaudited) to our Combined Financial Statements included elsewhere in this annual report.

Refining and Marketing and Distribution of Refined Petroleum Products

       Overview

       Our refining and marketing and distribution segments consist of processing crude oil into refined petroleum products, buying and selling refined petroleum products, and transporting, marketing and distributing refined petroleum products. We are the largest refiner in China, both in terms of total primary distillation capacity per annum as of December 31, 2002 and total throughput in 2002. We processed approximately 105.01 million tonnes of crude oil in 2002, representing approximately 50% of the national crude oil throughput. We also have the largest refined petroleum products marketing and distribution operations in China in terms of sales volume as well as the number of sales outlets. We sold 70.09 million tonnes of gasoline, diesel and jet fuel including kerosene in 2002 through our marketing and distribution network, representing approximately 81% of the sales volume in our principal market. As of December 31, 2002, we owned and operated a total of approximately 24,000 service stations in China.

       We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2000, 2001 and 2002.


                                                       Our Production for the Years Ended December 31,
                                                   ----------------------------------------------------
                                                       2000            2001                 2002
                                                       ----            ----                 ----
                                                                     (in million tonnes)
Gasoline.......................................        20.2            18.7                 19.6
Diesel.........................................        37.5            37.9                 37.7
Kerosene including jet fuel....................         4.9            4.5                  5.1
Chemical feedstock.............................        13.5            12.4                 15.0
Lubricant......................................         0.9            0.8                  0.9
Liquefied petroleum gas........................         4.9            4.8                  5.1
Fuel oil.......................................         6.3            4.6                  4.5

       Gasoline and diesel are our largest revenue producing products, and are sold mostly through our marketing and distribution segment through both wholesale and retail channels. We use most of our production of petrochemical feedstock as feedstock for our own petrochemical operations. Most of our production of other refined products are sold domestically to a wide variety of industrial and agricultural customers, and a small amount are exported.

       Refining Facilities

       We operate 25 refineries in China, all of which are located in our principal market. As of December 31, 2002, our consolidated primary distillation capacity of 132.4 million tonnes per annum was the largest in China, representing approximately 50% of the total domestic capacity.

       The following table sets forth our total primary distillation capacity per annum, crude oil throughputs and crude oil distillation capacity utilization rate as of and for the years ended December 31, 2000, 2001 and 2002.



                                                                        As of and for the Years
                                                                           Ended December 31,
                                                                        -----------------------
                                                                   2000          2001           2002
                                                                   ----          ----           ----
Primary distillation capacity (million tonnes per annum)....       130.3         130.3         132.4
Crude oil throughputs (million tonnes)......................       105.5         101.4         105.0
Crude oil distillation capacity utilization rate............       81.0%         77.8%         79.3%

       Our consolidated refined petroleum product yields by volume in 2002 were approximately 18.7% for gasoline, 35.9% for diesel, 4.8% for jet fuel and 32.2% for other products including lubricant, fuel oil, liquified petroleum gas, solvent oil, asphalt, petro coke, wax and petrochemical feedstock.

       The following table sets forth the primary distillation capacity per annum, crude oil throughput and utilization rate calculated based on primary distillation capacity per annum at each year-end as of and for the years ended December 31, 2000, 2001 and 2002 of each of our 13 largest refineries. These refineries represent 80% of our total primary distillation capacity per annum as of December 31, 2002.


                        2000                           2001                              2002
           -----------------------------------------------------------------------------------------------
              Primary    Crude              Primary     Crude               Primary      Crude
              Distilla-   Oil      Utiliza- Distil-      Oil      Utiliza-  Distilla-     Oil      Utiliza-
                tion    Through-    tion    lation     Through-    tion       tion      Through-    tion
 Refinery     Capacity    put       Rate    Capacity     put       Rate     Capacity      put       Rate
 --------     --------  --------   -------  --------   --------  --------  --------    --------   --------
                            (in million tonnes, except utilization rate data in percentage)

Maoming....   13.5       10.5      77.8%     13.5       10.6      78.8%      13.5        10.4       77.4%
Zhenhai....   12.0       10.5      87.5      12.0       10.7      89.3       14.0        11.9       84.9
Qilu.......   10.5        7.5      71.4      10.5       7.6       72.1        8.5        7.5        87.9
Yanshan....    8.0        6.9      86.3       8.0       6.5       81.0        8.0        7.0        86.9
Guangzhou..    7.7        6.5      84.4       7.7       6.3       81.6        7.7        6.7        87.5
Gaoqiao....    7.3        7.0      95.9       7.3       6.5       89.5        7.3        6.5        89.1
Jinling....   10.5        6.8      64.8      10.5       6.3       59.6       10.5        6.3        60.3
Tianjin....    5.0        4.0      80.1       5.0       4.7       93.2        5.0        4.1        83.0
Yangzi.....    5.5        4.9      89.1       5.5       4.3       78.5        6.0        4.9        82.3
Shanghai...    6.3        6.0      95.2       6.3       6.6       105.2       8.8        7.4        84.4
Changling..    5.0        4.0      80.0       5.0       3.2       63.4        5.0        3.3        65.7
Luoyang....    5.0        4.1      82.0       5.0       4.2       84.8        5.0        4.3        86.7
Jingmen....    5.0        3.4      68.0       5.0       2.8       56.6        5.0        2.9        58.6
Total......   101.3      82.1      81.0      101.3      80.3      79.3      104.3       83.2        80.0

        In 2002, we had 21 sets of new or revamped refining units put on stream. We increased in each of our Zhenhai and Shanghai Petrochemical refineries distillation capacity for sour crude oil by 6 million tonnes per annum; we increased in our Gaoqiao and refineries in northern China and along the Yangtze River reforming capacity by 650,000 tonnes per annum, diesel and kerosene hydro-refining capacity by 6.6 million tonnes per annum and coking capacity by 2.7 million tonnes per annum. In addition, we have commenced construction of the imported crude oil pipeline project connecting Ningbo, Shanghai and Nanjing.



       Marketing, Sales and Distribution of Refined Petroleum Products

       Overview

       We operate the largest sales and distribution system for refined petroleum products in China. Our principal market encompasses 19 provinces in eastern, southern and central regions in China, which include many of the largest cities and some of the fastest growing economic regions in China. We estimate we have a market share of approximately 58% in China and 81% in our principal market based on our sales volume of gasoline, diesel and kerosene including jet fuel in 2002.

       In 2002, we distributed and sold in China approximately 70.09 million tonnes of gasoline, diesel and kerosene including jet fuel, among which 34.73 million tonnes were sold through approximately 24,000, service stations that we owned as at the end of 2002 and 12.63 million tonnes were sold through our direct distribution network, and the remaining 22.73 million tonnes were sold through our wholesale distribution network.

       In addition to our retail and wholesale sales within the PRC, we also exported approximately 5.02 million tonnes of refined products to the overseas market in 2002.

       Most of the refined products sold by us are produced internally. Specifically in 2002, approximately 85% of our gasoline sales volume and approximately 90.9% of our diesel sales volumes were produced internally by us.

       The following table sets forth our sales volume of gasoline, diesel, kerosene including jet fuel through various distribution channels, our average throughput per service station, the number of service stations under the Sinopec brand and refined products storage capacity for the years ended or as of December 31, 2000, 2001 and 2002.


                                                                        As of and for the Years
                                                                           Ended December 31,
                                                                        -----------------------
                                                                   2000          2001           2002
                                                                   ----          ----           ----
Domestic sales volume of gasoline, diesel and kerosene
including jet fuel (in thousand tonnes)
   Retail ..................................................      23,940        30,430         34,730
   Direct distribution......................................         -          11,640         12,630
   Wholesale................................................      43,750        25,670         22,730
   Total....................................................      67,690        67,740         70,090
                                                                  ======        ======         ======

Average throughput per service station per annum (tonnes)          1,402         1,473          1,560
Number of service stations under Sinopec brand
   Sinopec Corp. owned......................................      20,259        24,062         24,000
   Franchised...............................................       5,234         4,184         4,127
   Total....................................................      25,493        28,246         28,127
                                                                  ======        ======         ======

Refined product storage capacity  (in thousand cubic meters)      14,640        15,134         13,970

       Retail Distribution

       All of our retail sales are made through a network of service stations and petroleum shops which operate under the Sinopec brand. Through this unified distribution network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently manage the retail distribution in our principal market.

       In 2002, we sold approximately 34.7 million tonnes of gasoline and diesel through our retail distribution network, representing approximately 52.7% of our total gasoline and diesel sales volume. Our retail market share in 2002 was approximately 68% in our principal market. Our retail distribution network consists principally of our wholly-owned and operated service stations. As at December 31, 2002, we owned and operated approximately 24,000 service stations. In addition, we have franchised the Sinopec brand to 4,127 service stations that are operated by third parties.

       Most of our wholly-owned service stations are located in central commercial districts or relatively high traffic areas. They typically have relatively long operating histories compared with other service stations and, therefore, often enjoy better brand name recognition and higher sales volume.

       Wholesale Distribution

       In 2002, we sold approximately 22.73 million tonnes of gasoline, diesel, kerosene including jet fuel through wholesale distribution channels, representing approximately 32.4% of our total sales volume of gasoline, diesel, and kerosene including jet fuel. Our wholesale sales include sales to large customers and independent distributors, direct distribution sales to corporate customers and other relatively large end-users as well as sales to certain special customers designated by the central government.

       We sold approximately 9.4 million tonnes of gasoline, diesel and kerosene including jet fuel to certain special customers designated by the central government, representing approximately 41.4% of our aggregate wholesale volume of these products. Among our sales to these special customer, we sold approximately 839,000 tonnes of gasoline, 4.6 million tonnes of diesel, 3.9 million tonnes of kerosene including jet fuel, representing, respectively, 3.9%, 10.4% and 90.9% of our total sales volume of the respective products. These special customers include the military, the railway, aeronautical, marine and utility industries and these sales are made at prices and in volumes directly or indirectly determined by the PRC government.

       In 2002, we sold approximately 13.3 million tonnes of gasoline, diesel and kerosene including jet fuel through distribution centers located in the 19 provinces in our principal market and our three branch sales companies outside our principal market. Most sales by the distribution centers are made to large customers and independent distributors from various industries such as public transportation, tourism and agricultural industries.

       In 2002, we also sold approximately 12.6 million tonnes of gasoline, diesel and kerosene including jet fuel through direct distribution to various corporate customers and other relatively large end-users.

       Through our distribution centers, we operate 689 storage facilities with a total capacity of approximately 13.97 million cubic meters, substantially all of which are wholly-owned by us. Our distribution centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs, oil barges, rail tankers and oil trucks. In 2002, our refined products pipeline from Jingmen to Shashi and the one from Zhenhai to Kangqiao commenced operation, and thereby further enhanced our distribution network.

Chemicals

       Overview

       Not only are we the largest petrochemical producer in China, we are also the largest producer of most major petrochemical products produced in China. For example, in 2002 , we produced 2.7 million tonnes of ethylene, a major feedstock for its derivative products, representing approximately 50.18% of total ethylene production in China . Because of strong domestic demand, most of our petrochemical products are sold in the domestic market.

       We produce the full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and their polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber, chemical fertilizers and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and their polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of these other products. Our petrochemical operations are integrated with our exploration and production and refining and marketing businesses. For example, natural gas liquids and certain refined petroleum products, such as naphtha, are primarily supplied from our exploration and production and refining operations and are the feedstock we use in the extraction of olefins and aromatics as well as chemical fertilizers.

       Production of Major Chemical Products

       The following table sets forth our production volumes of major chemical products for the years ended December 31, 2000, 2001 and 2002.



                                                                   Our Production of Major Chemicals
                                                                   ---------------------------------
                                                                   2000          2001           2002
                                                                   ----          ----           ----
                                                                          (in thousand tonnes)
Ethylene                                                           2,170         2,153         2,716
Synthetic resins                                                   3,183         3,204         4,005
   Of which: performance compound resins                           1,280         1,332         1,847
Synthetic rubbers                                                    317           398            458
Monomers/polymers for synthetic fibers                             3,795         3,598         3,834
Synthetic fibers                                                   1,068         1,028         1,153
   Of which: differential fibers                                     283           326            402
Urea                                                               2,923         2,342         2,666

       Major Petrochemical Facilities

       We operate 17 petrochemical plants in China, all of which are located in China's major petrochemical market. The following table sets forth our major petrochemical plants and their major production facilities.

Plant                                Major Facilities
-----                     --------------------------------
Yanhua              Ethylene; polyethylene; polypropylene; synthetic rubber.

Shanghai Ethylene; polyethylene; polypropylene; PET; AN and synthetic fiber.

Qilu                Octanol; synthetic rubber; urea; ethylene; PVC; PE.

Yangzi              Ethylene; polyethylene; polypropylene; PTA.

Yizheng             PTA; Polyester, synthetic fiber.

       In 2002, we have completed revamping to a number of our petrochemical production facilities. As a result, we increased in total in our Yangzi and Shanghai plants ethylene capacity by 600,000 tonnes per annum, synthetic resin capacity by 850,000 tonnes per annum, synthetic fiber polymers (bottle grade polyester chips) capacity by 100,000 tonnes per annum.

       Products

       Intermediate Petrochemicals

       We are the largest producer of intermediate petrochemicals in China. Intermediate petrochemicals produced by our facilities include olefins and aromatics and organic petrochemicals. Our intermediate petrochemical production is partly internally consumed for manufacture of synthetic resins, synthetic rubber and synthetic fibers.

       Olefins can be extracted from natural gas liquids and refined petroleum products such as naphtha and LPG. They are the basic feedstock of most petrochemicals and include ethylene, propylene and butadiene. Ethylene is the primary olefin product and the most widely-used chemical in the petrochemical industry. We are the largest ethylene producer in China. Our rated ethylene capacity of 2.795 million tonnes per annum represented 50.7% of the total domestic ethylene capacity as of December 31, 2002. In 2002, we produced
2.7164 million tonnes of ethylene, representing approximately 50.2% of the total domestic output, with a capacity utilization rate of 97%. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

       We produce aromatics mainly in the forms of benzene and xylene which are used primarily as feedstock for purified terephthalic acid (PTA), the preferred raw material for polyester. We are the largest aromatics producer in China. Our annual rated capacities for benzene and xylene were 1.0194 million tonnes and 0.5515 million tonnes per annum, respectively, as of December 31, 2002. In 2002, we produced 996,000 tonnes of benzene and 401,600 tonnes of xylene.

       Organic chemicals are also intermediate petrochemicals extracted mainly from olefins and aromatics and are essential raw materials for synthetic resins, synthetic rubber and synthetic fibers. We are the largest producer in China of butanol, styrene, paraxylene, vinyl acetate, phenol and acetone.

       The following table sets forth our rated capacity per annum, capacity utilization rate, production volume and major plants of production as of or for the year ended December 31, 2002 for our principal intermediate petrochemical products.


                            Our Rated   Utilization       Our
                            Capacity       Rate        Production         Major Plants of Production
                            ---------   -----------    ----------         --------------------------
                            (thousand
                            tonnes per                 (thousand
                             annum)      (percent)      tonnes)

Ethylene.................    2,795.0       97.19%       2,716.4      Yanhua, Shanghai , Yangzi, Qilu and
                                                                                  Guangzhou
Propylene................    2,675.5       105.7        2,828.2        Yanhua, Shanghai , Yangzi, Qilu,
                                                                      Guangzhou, Gaoqiao, Anqing, Jinan,
                                                                              Jingmen and Wuhan.
Benzene..................    1,019.4        97.7         996.0         Yanhua, Shanghai, Yangzi, Qilu,
                                                                            Guangzhou and Zhenhai.
Xylene...................     551.5         72.8         401.6           Zhenhai, Jinling, Changling,
                                                                         Guangzhou and Shijiazhuang.
Acetic acid..............      130          72.2          93.8                Shanghai, Yangzi.
Styrene..................      224         111.2         249.0           Yanhua, Qilu and Guangzhou.
Para-xylene..............      879          92.3         811.1       Shanghai, Yangzi , Qilu and Tianjin.
Phenol...................      190         102.7         195.2                Yanhua and Gaoqiao

       Synthetic Resins

       Synthetic resins are a core downstream product group. Our principal synthetic resin products are polyethylene, polypropylene, polyvinyl chloride
(PVC) and polystyrene. We are the largest producer of polyethylene, polypropylene and polystyrene in China. Synthetic resins are widely used in various industries including agriculture, construction, automobile and consumer product industries. The following table sets forth our principal synthetic resin products and their major applications.

  Resins                            Major Applications
  ------                -----------------------------------------------
Polyethylene           films, boards, sheets, bottles, machinery parts, toys,
                       housewares, wire and cable insulation, industrial
                       packaging materials, pipes, ropes, fish nets, household
                       containers
Polypropylene          films or sheets, ropes, housewares, toys and household
                       electric appliance and automobile parts, fibers
Polyvinyl              chloride films, sheets, boards, wire and cable
                       insulation, pipes, construction materials, bottles,
                       toys, shoes, artificial leather
Polystyrene            automobile parts, optical devices, boards, sheets,
                       telecommunications devices, electronic appliances, housewares, toys, containers and packaging materials

       The following table sets forth our rated capacity per annum, capacity utilization rate, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2002.


                                     Our Rated     Utilization         Our           Major Plants of
                                      Capacity         Rate        Production           Production
                                     ---------     -----------     ----------        ----------------
                                     (thousand
                                     tonnes per                      (thousand
                                       annum)        (percent)        tonnes)

  Polyethylene....................    1,853.0          95.6%          1,770.7       Yanghua, Shanghai ,
                                                                                      Yangzi, Qilu and
                                                                                         Guangzhou
  Polypropylene...................    1,882.5           99.2          1,867.5       Yanghua, Shanghai ,
                                                                                    Yangzi, Guangzhou ,
                                                                                    Wuhan, Jingmen, Qilu
                                                                                         and Fujian
  Polyvinyl chloride..............      230            102.5           235.8                Qilu
  Polystyrene.....................      146             76.2           111.3          Yanhua, Qilu and
                                                                                         Guangzhou

       Synthetic Fiber Monomers and Polymers

       Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, dimethyl terephthalate. Based on our 2002 production, we are the largest producer of all of these synthetic fiber monomers and polymers except for acrylonitrile in China. Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

       The following table sets forth our rated capacity per annum, capacity utilization rate, our production volume and major plants of production as of or for the year ended December 31, 2002 for each type of our principal synthetic fiber monomers and polymers.


                              Our Rated    Utilization        Our             Major Plants of
                              Capacity         Rate        Production           Production
                              ---------    -----------     ----------         ---------------
                              (thousand
                              tonnes per                   (thousand
                               annum)       (percent)        tonnes)

Purified teraphthalic acid.    1,205.0        114.2%        1,375.6        Shanghai, Yangzi and Yizheng
Ethylene glycol............     570.0          79.2          451.3         Yanhua, Shanghai and Yangzi
Acrylonitrile..............     187.0         108.8          203.4        Shanghai, Gaoqiao, Anqing and
                                                                                       Qilu
Caprolactam................     120.0          85.7          102.8           Shijiazhuang and Baling
Polyester chips............    1,689.8         96.1         1,623.9       Yanhua, Shanghai, Yizheng and
                                                                                     Tianjin
Polyvinyl alcohol..........     38.3          122.5           46.9                   Shanghai

       Synthetic Fibers

       We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber, acrylic fiber, nylon, vinylon fiber and polypropylene fiber. Synthetic fibers are widely used to make apparel, carpets and industrial products such as canvas, sacking, nautical rope and fishing nets in the textile industry.

       The following table sets forth our rated capacity per annum, capacity utilization rate, production volume and principal place of origin for each type of our principal synthetic fibers as of and for the year ended December 31, 2002.


                                         Our Rated     Utilization      Our           Major Plants of
                                         Capacity         Rate       Production         Production
                                         ---------     -----------   ----------       ---------------
                                         (thousand
                                        tonnes per                   (thousand
                                          annum)        (percent)     tonnes)

Polyester fiber.......................     971.1          81.5%        791.5      Yizheng, Shanghai and
                                                                                         Tianjin
Acrylic fiber.........................     308.9          107.1        330.9    Shanghai, Anqing and Qilu
Nylon.................................     18.3           65.6          12.0              Baling
Polypropylene fiber...................      17            107.6         18.3             Shanghai

       Synthetic Rubbers

       Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber ("SBR"), styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber ("IIR"). Synthetic rubbers are widely used in the manufacture of tires, inner tubes for tires, housewares, shoes, toys and other industries. Based on our 2002 production, we are the largest producer of SBR rubber and cis-polybutadiene rubber and the only producer of IIR in China.

       The following table sets forth our rated capacity per annum , capacity utilization rate, production volume and major plants of production as of or for the year ended December 31, 2002 for each of our principal synthetic rubbers.


                                         Our Rated     Utilization       Our          Major Plants of
                                          Capacity        Rate        Production       Production
                                         ---------     -----------    ----------      ---------------
                                     (thousand tonnes                 (thousand
                                        per annum)      (percent)       tonnes)

Cis-polybutadiene rubber.............      200.8          122.9%        246.9         Yanhua, Qilu and
                                                                                          Gaoqiao
Styrene butadiene rubber.............       163            80.5         131.2     Yanhua, Qilu and Gaoqiao
Styrene-butadiene-styrene                   60             96.8          58.1              Yanhua
thermoplastic elastomers ............
Isobulylene isoprene rubber..........       30             71.7          21.5              Yanhua

       Chemical Fertilizers

       We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, CPL and acrylintride. Urea is used primarily as a fertilizer.

       The following table sets forth our rated capacity per annum, capacity utilization rate, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2002.


                                  Our Rated     Utilization          Our            Major Plants of
                                  Capacity          Rate          Production          Production
                                  ---------     -----------       ----------        ---------------
                                  (thousand
                                 tonnes per
                                   annum)        (percent)    (thousand tonnes)

Ammonia........................     2,315          69.5%           1,608.6      Zhenhai, Jinling, Anqing,
                                                                                  Jiujiang, Qilu, Hubei
                                                                                        and Baling
Urea...........................     3,840           69.4           2,666.3      Zhenhai, Jinling, Anqing,
                                                                                  Jioujiang, Qilu, Hubei
                                                                                        and Baling

       As the profit margin of our chemical fertilizers production continues to be weak, we further reduced production of chemical fertilizers by operating at a lower capacity utilization rate or temporarily shutting down some of our chemical fertilizer facilities in 2002.

       Marketing and Sales of Petrochemicals

       Price and volume of petrochemical sales are market driven. The southern and eastern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical markets in China. Our proximity to the major petrochemical market gives us a competitive advantage over our competitors.

       Our principal sales and distribution channels consist of (i) direct sales to end-users, most of which are large and medium size manufacturing enterprises, and (ii) sales to distributors in our national sales network. In 2002, we sold approximately 59% of our petrochemical products directly to end-users and 41% to our distributors. We also provide after-sale services, including technical support and technology assistance, to our customers. At the same time, we can adjust our production level and product mix in accordance with our customer's demand.

       To strengthen our petrochemical marketing and sales effort, we have built a business-to-business e-commence platform for our petrochemicals marketing to initiate the sales activities. In 2002, sales initiated by our e-commerce platform amounted to RMB16.9 billion (US$2.0 billion), accounting for approximately 24% of our total sales of chemical products and representing an increase of 6.6% from 2001. Domain names for our e-commerce web sites are www.sinopec-ec.com and www.sinopec-ec.com.cn.

Raw Materials

       Crude Oil

       Our most important raw material is crude oil. The following table sets forth the sources of our crude oil supply and each source as a percentage of our total crude oil supply for the years ended December 31, 2000, 2001 and 2002.


Source of Supply                        2000                       2001                      2002
----------------                        ----                       ----                      ----
                               Amount of       As a       Amount of      As a       Amount of      As a
                               crude oil    percentage    crude oil   percentage    crude oil   percentage
                               purchased     of total     purchased    of total     purchased    of total
                                             amount of                 amount of                 amount of
                                             crude oil                 crude oil                 crude oil
                                             purchased                 purchased                 purchased

                                (million     (percent)    (million     (percent)    (million     (percent)
                                tonnes)                    tonnes)                   tonnes)
Self-supply                       27.4           25.4%      29.4          29.6%        28.9         27.2%
Sinopec Group Company              0.2           0.2         NA             NA           NA          NA
PetroChina                        16.5          15.2        14.5          14.6         14.6        13.7
CNOOC                              5.2           4.8         6.2           6.3          6.2         5.8
Import                            58.9          54.4        49.2          49.5         56.7        53.3
         Total                   108.2           100        99.3           100        106.4         100


       Other Raw Materials

       We produce most of the other raw materials used as feedstock for our petrochemical operations from crude oil. When our demand exceeds our internal supply of these other raw materials, we purchase the shortfall from domestic or foreign sources.

Competition

       We are a major competitor in every sector in which we compete. Most of our revenues are derived from domestic sales. Our competition is mainly in the domestic market. As the domestic market is more open for foreign participation, more foreign companies have become our competitors.

       Exploration and Production

       The business of exploration and development of crude oil and natural gas is highly competitive. We compete in the PRC market primarily for the acquisition of desirable oil and gas prospects. We also compete in the international and domestic capital markets to finance our operations, including exploration, development and production activities. Our principal competitors in the PRC market in the above areas are PetroChina and CNOOC. Because our production of crude oil has only constituted less than 30% of our crude oil requirements, most of our crude oil production has been internally consumed, and thus, we generally do not compete for crude oil customers.

       Refining and Marketing of Refined Petroleum Products

       The business of refining and marketing of refined products is highly competitive. We are the market leader in the densely populated eastern, central and southern coastal regions in China, which is what we call our principal market. PetroChina controls most of the market for refined petroleum products in the northeastern and western regions in China.

       Market participants compete primarily on the basis of quality of products and service, efficiency of operations including proximity to customers and awareness of brand name. We believe that we have a competitive advantage in our principal market over many of our competitors in these aspects arising from the quality of our personnel, technology, assets and organizational management.

       Petrochemicals

       Our proximity to customers has given us significant competitive advantages. Our petrochemical production facilities are located in the eastern and southern regions in China, an area which has experienced higher economic growth rates in China in the past two decades. Proximity of our production facilities to our markets has given us an advantage over our competitors in terms of easy access to our customers, resulting in reduced transportation costs, more reliable delivery of products and better service to customers.

       We expect competition in the petrochemicals market to increase substantially as the PRC markets open up to foreign competitors. Such competitors are likely to be large, reputable foreign companies producing high quality products at competitive prices. There can be no assurance that such foreign competition will not adversely affect our existing market position and our results of operations in our petrochemicals business.

       Competition and Opportunities after China's Accession to the WTO

       China became a member of the World Trade Organization ("WTO") in December 2001. In line with the general progress of its economic reform programs and as part of its WTO commitments, China has reduced import tariffs on a wide range of products including petrochemical products in 2002. In addition, China has agreed to further lower tariff and eliminate quotas, grant foreign companies distribution rights of refined petroleum products and eventually lift its restrictions that limit competition by foreign companies in the PRC petroleum and petrochemicals industry. To the extent these restrictions are relaxed, we are likely to face more fierce competition in our businesses. In anticipation of the increased competition, we have taken measures to improve our own competitiveness.

       China's accession to WTO also benefits us in a number of aspects. We derive direct benefits from China's elimination of import tariff on crude oil. We also derive indirect benefits from the significant growth in China's domestic automobile consumption and export of light industrial and textile products, which in turn increases the demand for refined petroleum and petrochemical products.

Patents and Trademarks

         In 2002, we applied for 760 patents in China, of which 320 have been granted patent rights. We also use domestic and foreign patents owned by Sinopec Group Company under royalty-free licenses from Sinopec Group Company. These patents expire from time to time and cover many products, processes and product uses. No individual patent is of material importance to our business as a whole. Our patent licenses from Sinopec Group Company are for a term of ten years commencing on February 25, 2000. We also have royalty-free licenses from Sinopec Group Company to use certain Sinopec Group Company's trademarks and brands for our products and services. Our trademark licenses from Sinopec Group Company are for a term of ten years commencing February 25, 2000.

Regulatory Matters

       Regulation of Exploration and Production

       Exploration and Production Rights

       The PRC Constitution provides that all mineral and oil resources belong to the state. In 1988, the National People's Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The Ministry of Land and Resources has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities. Currently, only we, PetroChina and CNOOC have received such approval.

       Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investment ranges from RMB 2,000 per square kilometer for the initial year to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee that starts at RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is 7 years. The exploration license may be renewed twice upon application by the holder 30 days prior to expiration of the original term with each renewal for a two-year term.

       At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proved. The progressive exploration and production license has a maximum term of 15 years. Upon the reserves becoming proved for a block, the holder must apply for a full production license in order to undertake production.

       The Ministry of Land and Resources issues full production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. Due to a special dispensation granted to us by the State Council, the maximum term of our full production licenses is 55 years. The full production license is renewable upon application by the holder 30 days prior to expiration. A holder of the full production license has to pay an annual full production right usage fee of RMB 1,000 per square kilometer.

       All companies approved by the State Council to engage in oil and gas exploration and production activities may apply for exploration and production licenses for onshore oil and natural gas resources (including areas of shallow water less than 5 meters deep) without geographical restrictions. Currently, CNOOC and our wholly-owned subsidiary Sinopec National Star have the exploration and production license of offshore oil and natural gas resources in China, while we, PetroChina and Sinopec National Star have exploration and production licenses of onshore (including areas of shallow water less than 5 meters deep) crude oil and natural gas in China.

       Exploration and production licenses do not grant the holders the right to enter upon any land for the purpose of exploration and production. Holders of exploration and production licenses must separately obtain the right to use the land covered by the licenses, and current owners of the rights to use such land may transfer or lease the land to the license holder.

       Volume and Price Controls on Crude Oil

       Each of the major crude oil producers is required to submit each year estimated production volumes for the following year. Based on these estimates and other data, such as forecasted domestic consumption and international oil prices, the State Development Planning Commission(1) sets annual production targets for us and other major oil producers and determines permitted levels of crude oil imports and exports nationwide. The State Economic and Trade Commission(2) then allocates the nationwide import and export quotas among us, PetroChina and other licensed crude oil traders. The actual production levels are determined by the producers themselves, which may vary from their estimates submitted to the State Development Planning Commission.

--------
1 The National People's Congress held in March 2003 reconstituted the State Development Planning Commission, together with certain other government agencies, as the State Development and Reform Commission, which has assumed most of the regulatory functions discussed herein of the State Development Planning Commission.

2 The National People's Congress held in March 2003 reconstituted the Ministry of Foreign Trade and Economic Cooperation and certain functions of the State Economic and Trade Commission, together with certain other government agencies, as the Ministry of Commerce, which has assumed most of the regulatory functions discussed herein of the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation.



       The PRC government no longer regulates crude oil prices and generally allows crude oil producers and buyers to negotiate the prices. We, PetroChina and CNOOC negotiate the price for crude oil supplied to each other based on international market prices.

       Volume and Price Controls on Natural Gas

       Each year, the State Development Planning Commission publishes the production targets for natural gas producers based on consumption estimates submitted by all natural gas producers. The State Development Planning Commission also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute specified amounts of natural gas to specified fertilizer producers. The actual production level of natural gas, except the amount supplied to the fertilizer producers, is determined by the natural gas producers.

       The price of natural gas has originally three components:

       o     wellhead price;

       o     pipeline transportation tariff; and

       o     purification fee.

       Wellhead prices vary depending on whether or not the natural gas sold is within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the State Development Planning Commission fixes wellhead prices at the wellhead according to the nature of the customers.

       For sales of natural gas which was produced in excess of the government-formulated natural gas supply plan, the State Development Planning Commission publishes the wellhead guidance price and allows the producer to set the price within +/-10% of this guidance price. Natural gas producers also submit to the State Development Planning Commission for examination and approval proposed pipeline transmission tariffs based on the capital investment made in the pipeline, the depreciation period for the pipeline, and the ability of end users to pay. Producers set the purification fee based on the cost of natural gas purification. The purification fee must also be approved by the State Development Planning Commission. Beginning on January 1, 2002, the State Development Planning Commission required that the purification fee should be inclusively added to the wellhead price to reflect a unified ex-factory price for domestic natural gas production.

       Regulation of Refining and Marketing of Refined Petroleum Products

       Volume and Price Controls on Gasoline and Diesel

       Controls on retail and wholesale sales. Other than as described below for sales to special customers, there are no state controls on volume allocations of gasoline and diesel. The PRC government, to a limited extent, continues to exercise control over gasoline and diesel prices.

         Beginning on June 1, 2000, the State Development Planning Commission determined and published the retail guidance prices of gasoline and diesel monthly based on Singapore market price. Beginning on October 17, 2001, the State Development Planning Commission has started determining the retail guidance prices of gasoline and diesel based on the FOB prices on the Singapore, Rotterdam and New York markets, instead of solely relying on the Singapore market alone. In addition, instead of publishing the retail guidance prices monthly, the State Development Planning Commission would publish the retail guidance prices whenever it determines that the prices in those international markets have fluctuated over a certain extent. As a result, both the retail guidance prices of gasoline and diesel in the PRC and the timing of changes in such prices are expected to more closely reflect prevailing international market prices.

       We and PetroChina are permitted to set our own respective retail prices within 8% of the published guidance prices. Service stations that do not belong to either us or PetroChina, including foreign-owned service stations, must fix their retail prices at the same prices as set by either us or PetroChina, depending upon from whom the stations purchase gasoline and diesel.

       We and PetroChina are permitted to determine our wholesale prices of gasoline and diesel subject to the requirement of the State Development Planning Commission that our wholesale prices are at least 5.5% below our respective retail prices.

       There are no government restrictions on how we set prices for sales among PetroChina and us, or among our segments and subsidiaries.

       Controls on sales to special customers. The State Development Planning Commission allocates to us and PetroChina a quota of minimum supplies of gasoline and diesel that must be made available to meet the requirements of the military, national reserves, railways, airlines and other similar special customers. Prices to these special customer are lower than the respective wholesale prices determined based on the government published retail guidance prices. Except for sales to the military and national reserve, we are permitted to charge up to a 8% premium on the special customer prices to these special customers.

       Imports and Exports

       The import and export of crude oil and refined products in China are subject to quota and certificate of limited import or licensing control. Currently, only a small number of companies, including our 70% owned subsidiary China International United Petroleum and Chemicals Co., Ltd., also known as Unipec, and PetroChina's 70% owned subsidiary China National United Oil Corporation, have been granted licenses by the PRC government to import and export crude oil and refined products. The State Economic and Trade Commission sets nationwide import and export quotas for crude oil and refined products by taking into account the supply and demand in China as well as the country's overall import and export volumes, and allocates the quota for crude oil and refined products and issues import registration certificates for crude oil among the individual PRC companies. The Ministry of Foreign Trade and Economic Cooperation is responsible for issuing import and export licenses for refined products.

       Investment

       Depending on the size and type of investment, construction and other investment projects are subject to different government approvals. Prior approval from the State Development Planning Commission is required for capital investments in any new projects as well as in any renovation and expansion projects if the amount of capital involved exceeds RMB 50 million (approval from the State Council may also be required for certain major projects). If the investment is below RMB 50 million, no government approval is required. All joint ventures with foreign participation require government approval.

       Taxation, Fees and Royalty

       Companies which operate petroleum and petrochemical businesses in China are subject to a variety of taxes, fees and royalties. The table below sets forth the various taxes, fees and royalties generally payable by us or by such companies in China.

  Tax Item               Tax Base               Tax Rate
  --------               --------               --------
Corporate income tax     Taxable income         33%.

Value-added tax          Revenue                13% for liquified petroleum gas, natural gas, low density
                                                polyethylene for use as agricultural film and fertilizers
                                                and 17% for other items. We generally charge value-added
                                                tax to our customers at the time of settlement on top of
                                                the selling prices of our products on behalf of the
                                                taxation authority. We may directly claim refund from the
                                                value-added tax collected from our customers of any
                                                value-added tax that we paid for (i) purchasing materials
                                                consumed during the production process; (ii) charges paid
                                                for drilling and other engineering services; and (iii)
                                                labor consumed during the production process.

Business tax             Revenue from           3%.
                         transportation
                         services

Consumption tax          Sales volume           RMB 277.6 per tonne for gasoline and RMB 117.6 per tonne
                                                for diesel, payable by producer.

Import tariff            CIF China price        5% for gasoline and 6% for diesel.

Resource tax             Aggregate volume sold  RMB 8 to 30 per tonne for crude oil. RMB 2 to 15 per
                         or self-consumed       thousand cubic meter for natural gas. The actual
                                                applicable rate for each oil field may differ depending
                                                on the volume of the exploration and production
                                                activities and costs required for the production at the
                                                particular oil field.

Compensatory fee for     Revenue                1% for crude oil and natural gas.
   mineral resources

Exploration license fee  Area                   RMB 100 to 500 per square kilometer per annum.

Production license fee   Area                   RMB 1,000 per square kilometer per annum.

Royalty fee(1)           Production volume      Progressive rate of 0-12.5% for crude oil and 0-3% for
                                                natural gas.

City construction tax    total amount of        1% to 7%.
                         value-added tax,
                         consumption tax
                         and business tax

Education Surcharge      total amount of        3%.
                         value-added tax,
                         consumption tax
                         and business tax
__________

(1) Payable only by Sino-foreign oil and gas exploration and development cooperative projects, and the project entity of those cooperative projects is not subject to any other resource tax or fee.

C. ~     ORGANIZATIONAL STRUCTURE

       For a description of our relationship with Sinopec Group Company, see "Item 4 -- Information on the Company -- History and Development" and "Item 7 -- Major Shareholders and Related Party Transactions." For a description of our significant subsidiaries, see note 29 to our consolidated financial statements.

D. ~     PROPERTY, PLANT AND EQUIPMENT

       See "Item 4 -- Information on the Company -- Business Overview" for description of our property, plant and equipment.

Environmental Matters

       We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. For example, national regulations promulgated by the central government set discharge standards for emissions into air and water. They also set forth schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a certain level. Above a certain level, the central regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government's approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations.

       Each of our production subsidiaries has implemented a system to control its pollutant emissions and to oversee compliance with the PRC environmental regulations. We have a central safety and environmental compliance department to set our internal environmental requirements and procedures, and to manage and supervise the environmental protection programs at the various production facilities. Each production subsidiary has an environmental compliance department which is responsible for supervising environmental matters at the subsidiary and implementing our environmental requirements and procedures. These departments report both to the management of the subsidiary and to the central environmental compliance department.

       Our production facilities have their own facilities to treat waste water, solid waste and waste gases on site. Waste water first goes through preliminary treatment at our own waste water treatment facilities. Thereafter, the water is sent to nearby waste water treatment centers operated either by us or by Sinopec Group for further treatment. All solid waste materials generated by our production facilities are buried at disposal sites or burned in furnaces either operated by us or by Sinopec Group. Waste gases are generally treated and burned in furnaces before dissipation and the ash is disposed in accordance with our solid waste disposal procedures.

       Environmental regulations also require companies to file an environmental impact report to the environmental bureau for approval before undertaking any construction of a new production facility or any major expansion or renovation of an existing production facility. Such an undertaking will not be permitted to operate until the environmental bureau has performed an inspection and is satisfied that environmentally sound equipment has been installed for the facility.

       We believe our environmental protection systems and facilities are adequate for us to comply with current applicable national and local environmental protection regulations. The PRC government, however, may impose stricter regulations which require additional expenditure on compliance with environmental regulations.

       We paid pollutant discharge fees of approximately RMB 305 million in 2000, RMB 221 million in 2001 and RMB 287 million (US$34.7 million) in 2002.

Insurance

       In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB
224.8 billion (US$27.1 billion) of coverage on our property and plants and approximately RMB 32.3 billion (US$3.9 billion) of coverage on our inventory. In 2002, we paid an insurance premium of approximately RMB 976 million (US$117.9 million) to Sinopec Group Company for such coverage. Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

       The insurance coverage under SPI Fund applies to all enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

       Pursuant to an approval of the Ministry of Finance, Sinopec Group Company purchased from China People's Insurance Company a property and casualty policy commencing on January 29, 2002 that would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB 4.0 billion (US$0.5 billion) and a maximum of RMB 2.36 billion (US$0.29 billion) per occurrence.

       Consistent with what we believe to be customary practice among PRC enterprises, we do not currently carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the three years. We also do not carry business interruption insurance, as such coverage is not customary in the PRC.

                          ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     OPERATING RESULTS

       The following discussion and analysis should be read in conjunction with our consolidated financial statements, together with the accompanying notes, included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differ in certain material respects from US GAAP. Note 31 to the consolidated financial statements provides a reconciliation to US GAAP of net income and shareholders' equity as they relate to us. Unless otherwise indicated, all financial data, whether presented on a consolidated basis or by segment, is presented net of intersegment transactions (i.e., intersegment and other intercompany transactions have been eliminated).

       Our consolidated financial statements and this discussion present our results:

       o    as if we had been in existence throughout the relevant period; and

       o as if our operations and businesses were transferred to us by Sinopec Group Company and were conducted by us throughout the three-year period ended December 31, 2002.

       Prior to the reorganization of Sinopec Group and us, we did not exist as a separate legal entity and our operations were conducted by Sinopec Group Company and its various affiliates. As part of the reorganization, certain of Sinopec Group's petroleum and petrochemical operations, together with the related assets and liabilities that were transferred to us, were segregated and separately managed by us beginning December 31, 1999. As Sinopec Group Company controlled the operations transferred to us before the reorganization and continues to control us after the reorganization, the accompanying consolidated financial statements have been prepared on the basis of a reorganization of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to us have been stated at historical amounts. The consolidated financial statements present the results of our operations as if our operations were transferred to us from Sinopec Group since the beginning of the earliest period presented.

Critical Accounting Policies

        Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Our principal accounting policies are set out on pages F-10 to F-15 of our consolidated financial statements. International Financial Reporting Standards require that we adopt the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of our results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. In particular:

       Oil and gas properties and reserves

       The accounting for our upstream oil and gas activities is subject to special accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. We have elected to use the successful efforts method. A description of our policies for oil and gas properties, impairment, maintenance and repair activities is set forth in note 2 to our consolidated financial statements.

       The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalized and written-off (depreciation) over time.

       Engineering estimates of our oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserve estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

       Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties' capitalized costs are amortized based on the units of oil or gas produced. Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense. Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.

       Impairments

       If circumstances indicate that the net book value of an asset or investment, including oil and gas properties, may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for our assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable reserves, including estimates based on reasonable and supportable assumptions and projections of reserve quantities.

       Depreciation

       Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

       Revaluation

       As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our reorganization. Subsequent to that revaluation, property, plant and equipment are carried at the revalued amount, being the fair value as at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

       Provision for Doubtful Debts

       We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

Overview of Our Operations

       We are the largest integrated petroleum and petrochemical company in China and one of the largest in Asia in terms of operating revenues for the year ended December 31, 2002. We engage in exploring for, developing and producing crude oil and natural gas, operating refineries and petrochemical facilities and marketing crude oil, natural gas, refined petroleum products and petrochemicals. We have reported our consolidated financial results according to the following four principal business segments and the corporate and others segment.

       o exploration and production segment, which consists of our activities related to exploring for and developing, producing and selling crude oil and natural gas;

       o refining segment, which consists of purchasing crude oil from our exploration and production segment and from third parties, processing of crude oil into refined products, selling refined products principally to our marketing and distribution segment;

       o marketing and distribution segment, which consists of purchasing refined petroleum products from the refining segment and third parties, and marketing, selling and distributing refined products by wholesale to large customers and independent distributors and retail through our retail distribution network;

       o chemicals segment, which consists of purchasing chemical feedstock principally from the refining segment and producing, marketing, selling and distributing chemical products; and

       o corporate and others segment, which consists principally of trading activities of the import and export subsidiaries and our research and development activities.

Consolidated Results of Operations

       The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.


                                                                           Years Ended December 31,
                                                                 --------------------------------------------
                                                                     2000       2001       2002       2002
                                                                     ----       ----       ----       ----
                                                                     RMB        RMB        RMB         US$
                                                                                 (in billions)
Operating revenues
     Sales of goods......................................           325.3      304.4      324.2       39.2
     Other operating revenues............................             6.2       14.1       15.8        1.9
          Total operating revenues.......................           331.5    318.5        340.0       41.1
Operating Expenses
     Purchased crude oil, products and operating
        supplies and expenses ...........................         (226.5)    (220.3)    (235.2)     (28.4)
     Selling, general and administrative expenses .......          (19.5)     (17.1)     (21.1)      (2.5)
     Depreciation, depletion and amortization ...........          (20.8)     (22.4)     (24.2)      (2.9)
     Exploration expenses, including dry holes...........           (3.0)      (3.8)      (4.4)      (0.5)
     Personnel expenses..................................          (13.3)     (12.9)     (13.6)      (1.6)
     Employee reduction expenses..........................            ---      (2.6)      (0.2)      (0.0)
     Taxes other than income tax.........................          (12.2)     (11.9)     (11.9)      (1.4)
     Other operating expenses, net.......................           (0.7)      (0.2)      (1.1)      (0.1)
          Total operating expenses.......................         (296.0)    (291.2)    (311.7)     (37.7)
Operating income.........................................           35.5       27.3       28.3        3.4
Net finance costs.........................................          (5.0)      (3.2)      (4.0)      (0.5)
Other income .                                                       0.5        0.5        0.5        0.1
Income before income tax and minority interests..........           31.0       24.6       24.8       (3.0)
Income tax................................................          (9.6)      (8.0)      (7.6)      (0.9)
Income before minority interests..........................          21.4       16.6       17.2        2.1
Minority interests........................................          (1.8)      (0.6)      (1.1)      (0.1)
Net income   ............................................           19.6       16.0       16.1        1.9

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       In 2002, our sales of goods and operating income were RMB 324.2 billion (US$39.2 billion) and RMB 28.3 billion (US$3.4 billion), respectively, up by 6.5% and 3.7%, respectively, from those in 2001. The increase in our sales of goods and operating income was largely attributable to our flexible adjustment of operation in response to the opportunities presented by the better prices and the more orderly market since March 2002, and we quickly turned around the poor performance we went through in January and February 2002 by expanding our market and carrying out various measures to cut cost and improve efficiency. Since March 2002, our operating results have improved significantly and continued to maintain a fair growth momentum. In particular, the refining segment and marketing and distribution segment have significantly increased their operating income and the chemicals segment has turned operating loss into operating income.

       Operating Revenues

       Overview

       Sales of goods and other operating revenues increased by 6.8%, or RMB
21.5 billion (US$2.6 billion), from RMB 318.5 billion (US$38.5 billion) in 2001 to RMB 340 billion (US$41.1 billion) in 2002. Sales of goods increased by RMB 19.8 billion (US$2.4 billion), or 6.5%, from RMB 304.4 billion (US$36.8 billion) in 2001 to RMB 324.2 billion (US$39.2 billion) in 2002. The increase in sales of goods was primarily due to:

       o The international market conditions of petroleum and petrochemical products gradually improved after March 2002;

       o A number of chemicals production facilities have been revamped to increase capacity and production; and

       o Sales volume of refined products and chemical products increased as a result of management's efforts to expand domestic as well as international market as the market condition improved.

       o Other operating revenues increased by 12.1%, or RMB 1.7 billion (US$0.2 billion), from RMB 14.1 billion in 2001 to RMB 15.8 billion (US$ 1.9 billion) in 2002. Other operating revenues primarily consist of revenues generated from sales of certain ancillary products and raw materials as well as rendering various services to Sinopec Group Company and third parties.

       Sales of crude oil and natural gas

       We produce crude oil and natural gas principally to supply our refining and chemical operations. Natural gas and a relatively small portion of our crude oil production are sold to the refineries owned by Sinopec Group Company and third party customers.

       In 2002, sales revenues of crude oil and natural gas contributed RMB
10.9 billion (US$1.3 billion), or 3.2%, of our operating revenues, down by RMB
0.2 billion (US$24.2 million) compared with those in 2001. This decrease was primarily due to a decline of 5.3% in the average realized price of crude oil from RMB 1,255.67 (US$ 151.7) per tonne in 2001 to RMB 1,189.38 (US$143.6) per tonne in 2002. However, the average realized price of natural gas slightly rose by 0.7% from RMB 570.14 (US$68.9) per thousand cubic meter in 2001 to RMB
574.21 (US$69.3) per thousand cubic meter in 2002. The external sales volume of crude oil increased from 6.05 million tonnes in 2001 to 6.35 million tonnes in 2002, and external sales volume of natural gas increased from 2.9 billion cubic meters in 2001 to 3.2 billion cubic meters in 2002. The increased external sales volume of crude oil and natural gas partially offset the negative impact of the price decline of crude oil on the sales revenues of crude oil and natural gas.

       Sales of refined petroleum products

       Both the refining and the marketing and distribution segments make external sales of refined petroleum products, which consist primarily of gasoline, diesel, kerosene including jet fuel and other refined products. Sales revenues of refined petroleum products from the two segments in 2002 were RMB 231.9 billion (US$28.0 billion), contributing 68.2% of our total operating revenues, and representing an increase of RMB 1.8 billion (US$0.2 billion), or 0.8%, compared with RMB 230.1 billion (US$27.8 billion) in 2001. The sales revenues of gasoline and diesel were RMB 169.3 billion (US$20.4 billion), contributing 73% of the sales revenues of refined petroleum products, and representing an increase of RMB 4.9 billion (US$0.6 billion), or 3%, compared with RMB 164.4 billion (US$19.9 billion) in 2001. The sales revenues of gasoline increased by 4.8%, or RMB 2.9 billion (US$0.4 billion), from RMB 60.4 billion (US$7.3 billion) in 2001 to RMB 63.3 billion (US$7.6 billion) in 2002; the sales revenues of diesel increased by 1.9%, or RMB 2 billion (US$0.2 billion), from RMB 104 billion (US$12.6 billion) in 2001 to RMB 106 billion (US$12.8 billion) in 2002. The increases in sales revenues of gasoline and diesel were mainly due to the increased realized gasoline price and the increased sales volume of diesel, which increases were attributable to the gradual recovery of refined products prices on the international market as well as our efforts to increase the retail proportion of our sales and to further expand our market. In 2002, the average external sales price of gasoline was RMB 2,806.04 (US$338.9) per tonne, representing an increase of 5.4% over that in 2001; the average external sales price of diesel was RMB 2,407.58 (US$290.8) per tonne, representing a decline of 1.3% compared with that in 2001. The sales volume of gasoline was 22.54 million tonnes, down by 0.7% compared with that in 2001 and sales volume of diesel was 44.03 million tonnes, up by 3.3% compared with that in 2001. The aggregate sales volume of gasoline and diesel rose by 1.9% compared with that in 2001.

       Sales of chemicals

       Sales revenues of chemical products were RMB 58.4 billion (US$7.1 billion) in 2002, up by RMB 9.5 billion (US$1.1 billion), or 19.4%, compared with RMB 48.9 billion (US$5.9 billion) in 2001. This increase was primarily due to the significant increase of output and sales volume of the chemical products as we completed revamping a number of chemicals production facilities to expand capacity, and the gradual recovery of chemical products prices in 2002. The external sales volumes of synthetic resin, synthetic rubber, synthetic fiber and monomers and polymers for synthetic fiber in 2002 were 3.3 million tonnes, 0.46 million tonnes, 1.18 million tonnes and 1.7 million tonnes, respectively, representing an increase of 23.6%, 11%, 8.5% and 0.3%, respectively, from those in 2001. The average realized prices of these products were RMB 5,238.22 (US$632.6) per tonne, RMB 6,450.13 (US$779.0) per tonne, RMB 8,435.24 (US$1018.7) per tonne and RMB 5,454.12 (US$658.7) per tonne, respectively. Compared with 2001, the average realized prices of synthetic rubber and monomers and polymers for synthetic fiber each went up by 4.5% and those of synthetic resin and synthetic fiber declined by 5.6% and 0.9%, respectively. As the prices of various chemical products went up and others went down in 2002, the average realized external sales prices of all six chemical product categories in 2002 were at a similar level to those in 2001.

       Operating Expenses

       Overview

       Operating expenses in 2002 were RMB 311.7 billion (US$37.6 billion), representing an increase of RMB 20.5 billion (US$2.5 billion), or 7%, from those in 2001. The increase in operating expenses was primarily attributable to the increase in purchased crude oil, products and operating supplies and expenses, selling, general and administrative expenses and depreciation, depletion and amortization.

       Purchased crude oil, products and operating supplies and expenses

       In 2002, purchased crude oil, products and operating supplies and expenses were RMB 235.2 billion (US$28.4 billion), accounting for 75.5% of our total operating expenses, and representing an increase of RMB 14.9 billion (US$1.8 billion), or 6.8%, compared with RMB 220.3 billion (US$26.6 billion) in 2001.

       o Purchased crude oil expenses were RMB 118.3 billion (US$14.3 billion) in 2002, accounting for 38% of the total operating expenses, and representing an increase of RMB 2.3 billion (US$0.3 billion), or 2%, compared with RMB 116 billion (US$14.0 billion) in 2001. The increase was mainly due to our increased crude oil throughput as a result of the strong market demand associated with the fast growing Chinese economy.

       o The volume of purchased crude oil increased partially due to the decrease in the volume of crude oil supplied by our own production. The throughput of crude oil in 2002 were 104.15 million tonnes (excluding crude oil processed for third parties), up by 3.11 million tonnes, or 3.1%, compared with 101.04 million tonnes in 2001. In 2002, we processed 28.98 million tonnes of crude oil supplied by our own exploration and production segment, down by 2.29 million tonnes, or 7.3%, compared to 31.27 million tonnes in 2001. The throughput of internally produced crude oil accounted for 27.8% of the total throughput of crude oil, while the throughput of externally sourced crude oil were 75.17 million tonnes, accounting for 72.2% of the total throughput of crude oil (among which, 53.81 million tonnes were sourced from imports, 14.96 million tonnes from PetroChina and 6.4 million tonnes from CNOOC), and representing an increase of 5.4 million tonnes, or 7.7%, compared with 69.77 million tonnes in 2001. Although the international crude oil prices gradually went up after March 2002, our average purchase price of externally sourced crude oil in 2002 went down by RMB 88.52 (US$10.7) per tonne, or 5.3%, from RMB 1,662.59 (US$200.8) per tonne in 2001 to RMB 1,574.07 (US$190.1)
            per tonne in 2002.

       o In 2002, other purchased products and operating supplies and expenses accounted for RMB 116.9 billion (US$14.1 billion), or 37.5% of the total operating expenses, up by 12.1%, or RMB 12.6 billion (US$1.5 billion), compared with RMB 104.3 billion (US$12.6 billion) in 2001. This increase was primarily due to the increased externally purchased chemical feedstock and the increased purchase expense associated with the increased sales revenues of our overseas trading subsidiaries as they increased their trading activities of crude oil and refined products in 2002.

       Selling, general and administrative expenses

       Selling, general and administrative expenses were RMB 21.1 billion (US$
2.5 billion) in 2002, up by 23.4% compared with RMB 17.1 billion (US$2.1 billion) in 2001. This increase was primarily due to:

       o An increase of RMB 0.85 billion (US$102.7 million) in transportation and contracted labor expenses as a result of the increases of the retail proportion of the sales of gasoline and diesel and the total sales volume of refined products;

       o An increase of RMB 0.6 billion (US$72.5 million) in the selling expenses associated with the increased sales volume of chemical products as a result of the expanded production capacity of certain chemical production facilities after revamp;

       o An increase of approximately RMB 0.5 billion (US$60.4 million) in the selling, general and administrative expenses in 2002 due to the increased sales volume of refined products other than gasoline, diesel and kerosene including jet fuel;

       o An increase of RMB 0.2 billion (US$24.2 million) for research and development;

       o An increase of RMB 0.1 billion (US$12.1 million) for the implementation of our management information system; and

       o We strengthened the administration of accounts receivable and collected certain aged outstanding debts in 2001 in which specific provisions were previously provided for and accordingly, reduced that year's allowance for doubtful accounts.

       Depreciation, depletion and amortization

       Depreciation, depletion and amortization were RMB 24.2 billion (US$2.9 billion) in 2002, up by RMB 1.8 billion (US$0.2 billion), or 8%, from RMB 22.4 billion (US$2.7 billion) in 2001. This increase was primarily due to the commencement of operation of newly developed or acquired properties, plants and equipment including oil and gas properties as a result of our capital expenditure programmes.

       Exploration expenses

       Exploration expenses were RMB 4.4 billion (US$0.5 billion) in 2002, up by RMB 0.6 billion (US$72.5 million), or 15.8%, from RMB 3.8 billion (US$0.5 billion) in 2001. This increase was primarily due to our implementation of our strategy of continuously expanding resources, whereby we increased our exploration expenditure in certain important areas in China's western region and southern marine bed formation areas so as to lay a firm foundation for the potential future expansion of our crude oil reserves and production.

       Personnel expenses

       In 2002, personnel expenses were RMB 13.6 billion (US$1.6 billion), up by RMB 0.7 billion (US$84.5 million), or 5.4%, from RMB 12.9 billion (US$1.6 billion) in 2001. The increase was mainly because we reinforced our performance-based incentive schemes, and in certain subsidiaries special salaries were awarded for certain special positions, resulting in an increase of RMB 0.9 billion (US$108.7 million) in salary expenses. In addition, expenses related to welfare, contribution to retirement schemes and social security increased by RMB 0.3 billion (US$36.2 million) in 2002. Despite the increase, the personnel expenses in 2002 have been effectively controlled as a whole.

       Employee reduction expenses

       Pursuant to the asset swap agreement between Sinopec Group Company and us, we made payment of RMB 0.24 billion (US$29.0 million) relating to 11,000 employees transferred to Sinopec Group Company.

       Taxes other than income tax

       Taxes other than income tax were RMB 11.9 billion (US$1.4 billion), which is similar to that in 2001.

       Other operating expenses

       The net amount of other operating expenses were RMB 1.1 billion (US$0.1 billion) in 2002, up by RMB 0.9 billion (US$108.7 million) compared to RMB 0.2 billion (US$24.2 million) in 2001. The increase was primarily attributable to the increased expenses incurred for the disposal of certain obsolete and retired equipment after various facilities' upgrade.

       Operating income

       Operating income in 2002 was RMB 28.3 billion (US$3.4 billion), up by RMB 1 billion (US$0.1 billion), or 3.7%, from RMB 27.3 billion (US$3.3 billion) in 2001. This increase resulted from a combination of various external and internal factors including the recovery of crude oil and chemicals prices on the international market after March 2002, and the operating strategy implemented by our management in response to a more favorable market condition. Over the year, the operating income improved and stabilized after the first quarter, in particular, operating income in the first, second, third and fourth quarter of 2002 was RMB 1.6 billion (US$0.2 billion), RMB 9.1 billion (US$1.1 billion), RMB 8.5 billion (US$1.0 billion) and RMB 9.1 billion (US$1.1 billion), respectively.

       Net finance cost

       Net finance cost was RMB 4 billion (US$0.5 billion) in 2002, up by 25% compared with RMB 3.2 billion in 2001. The increase was due to the following factors:

       o Adversely affected by the fluctuation of exchange rates, we had a net foreign exchange loss of approximately RMB 0.3 billion (US$36.2 million), representing an increased finance cost of RMB
            0.7 billion (US$84.5 million) compared with approximately RMB 0.4 billion (US$48.3 million) of net foreign exchange gain in 2001;

       o Net interest income in 2002 decreased by RMB 0.85 billion (US$102.7 million) from that in 2001 as a result of the reduction of time deposits associated with the use of the offering proceeds and the lower interest rate set by People's Bank of China since February 2002; and

       o Interest expense in 2002 decreased by RMB 0.69 billion (US$83.3 million) from 2001 as a result of the lower average interest rate in 2002 and our effort to tighten our operational cash management and to improve our financing structure, including reducing the amount of short-term loans.

       Income before income tax and minority interests

       Income before income tax and minority interest in 2002 was RMB 24.8 billion (US$3.0 billion), slightly up by 0.8% from RMB 24.6 billion (US$3.0 billion) in 2001.

       Income tax

       Income taxes in 2002 was RMB 7.6 billion (US$0.9 billion), down by 5% compared with RMB 8 billion in 2001, which decrease was primarily due to the decrease of non-deductible expenses.

       Net income

       Net income in 2002 was RMB 16.1 billion (US$1.9 billion), slightly up by 0.6% compared with RMB 16 billion (US$1.9 billion) in 2001. Basic earnings per share in 2002 was RMB0.19 (US$0.023), which was the same as that in 2001.

       Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

       Our sales of goods, operating income and net income in 2001 declined 6.4%, 23.1% and 18.4%, respectively, from 2000 to RMB 304.4 billion (US$36.8 billion), RMB 27.3 billion (US$ 3.3 billion) and RMB 16 billion (US$1.9 billion), respectively. The decline was largely due to the our lower average realized prices of crude oil, refined products and chemical products in 2001, which were affected by the global economic downturn. These lower realized prices were the major causes of our depressed profit margins in exploration and production segment, marketing and distribution segment and chemical segment.

       Operating revenues

       Overview

       Operating revenues were down by RMB 13 billion (US$1.6 billion), or 3.9%, from RMB 331.5 billion (US$40.1 billion) in 2000 to RMB 318.5 billion (US$38.5 billion) in 2001. Sales of goods decreased by RMB 20.9 billion (US$2.5 billion), or 6.4%, from RMB 325.3 billion (US$39.3 billion) in 2000 to RMB 304.4 billion (US$36.8 billion) in 2001 primarily as a result of the fall of the average realized prices of crude oil, refined products and chemical products. The decrease in sales of goods was partially offset by an increase of RMB 7.9 billion (US$1.0 billion), or 127.4%, in the other operating revenues, which increased from RMB 6.2 billion (US$0.7 billion) in 2000 to RMB
14.1 billion (US$1.7 billion) in 2001 primarily because other operating revenues in 2000 were reported net of the related expenses whereas in 2001 other operating revenues are reported on a gross basis and the related expenses are reported separately in operating expenses. The other operating revenues primarily consist of sales revenue generated by us in sales of certain ancillary products and raw materials such as steel, cement and wood to Sinopec Group Company and third parties. Had we reported the 2000 other operating revenues on a gross basis, the year to year comparison of the change in other operating revenues would not be significant.

       Sales of crude oil and natural gas

       In 2001, sales of crude oil and natural gas were RMB 11.1 billion (US$1.3 billion), down RMB 1.2 billion (US$0.1 billion) from 2000, and accounted for 3.5% of our operating revenues. The decline was largely due to the lower average realized crude oil price, which was down 12% from RMB 1,427 (US$172.4) per tonne in 2000 to RMB 1,256 (US$151.8) per tonne in 2001.

       Sales of refined petroleum products

       In 2001, sales of refined products by those two segments were RMB 230.1 billion (US$27.8 billion), down 5.1% compared with RMB 242.5 billion (US$29.3 billion) in 2000, and accounted for 72.2% of our operating revenues. Sales of gasoline and diesel in 2001 were RMB 164.4 billion (US$19.9 billion), down 5.6% compared with RMB 174.1 billion (US$21.0 billion) in 2000, and accounted for 71.4% of our revenues from the sales of refined products. Sales of gasoline decreased by 7.4% from RMB 65.2 billion (US$7.9 billion) in 2000 to RMB 60.4 billion (US$7.3 billion) in 2001. Sales of diesel decreased by 4.5% from RMB 108.9 billion (US$13.2 billion) in 2000 to RMB 104 billion (US$12.6 billion) in 2001. The decline of sales of gasoline and diesel was largely due to the lower average realized prices of gasoline and diesel in 2001.

       Sales of chemicals

       Sales of chemical products in 2001 were RMB 48.9 billion (US$5.9 billion), down 13% compared to RMB 56.2 billion (US$6.8 billion) in 2000. The decline was largely due to the continual slump in the prices of chemical products in 2001, which was in part caused by the continued depression of the global chemical products market and the fairly steep decline of the international crude oil prices in 2001. While the sales volumes of synthetic resins, synthetic rubbers, and synthetic fibers monomers and polymers slightly increased compared to those in 2000, the average realized prices of these products declined by 12%, 11% and 27.5%, respectively, from those in 2000.

       Operating expenses

       Overview

       Operating expenses in 2001 were RMB 291.2 billion (US$35.2 billion), down RMB 4.8 billion (US$0.6 billion), or 1.6%, from 2000. The decline in operating expenses was primarily attributable to the decline in the expense item of purchased crude oil, products and operating supplies and expenses.

       Purchased crude oil, products and operating supplies and expenses

       Purchased crude oil, products and operating supplies and expenses in 2001 were RMB 220.3 billion (US$26.6 billion), down 2.7% compared with RMB
226.5 billion (US$27.4 billion) in 2000, and accounted for 75.7% of our total operating expenses. Among the purchased crude oil, products and operating supplies and expenses, purchased crude oil expenses were RMB 116 billion (US$14.0 billion), down 17.8% compared with RMB 141.2 billion (US$17.1 billion) in 2000, which decline was largely due to :

       o The volume of purchased crude oil decreased as more of our crude oil requirement was satisfied by our own production. We processed a total of 101.04 million tonnes of crude oil in 2001, down 3.7% compared with 104.88 million tonnes in 2000. Of the total amount of crude oil processed, 31.27 million tonnes, or 31%, were supplied by our exploration and production segment, up 13.7% compared with 27.5 million tonnes in 2000, and 69.77 million tonnes, or 69%, were purchased from external sources, down 9.8% compared with 77.38 million tonnes in 2000. In 2001, our purchased crude oil includes 48.98 million tonnes of imports, 14.09 million tonnes from PetroChina Limited and 6.7 million tonnes from CNOOC Limited; and

       o The average realized price that we expensed on crude oil in 2001 declined as the international crude oil prices fell. The average realized crude oil price that we expensed in 2001 decreased by 8.9% from RMB 1,825 (US$220.5) per tonne in 2000 to RMB 1,663
            (US$200.9) per tonne in 2001.

       Among the purchased crude oil, products and operating supplies and expenses, expenses other than purchased crude oil were RMB104.3 billion (US$12.6 billion) in 2001, up 22% compared with RMB85.3 billion (US$10.3 billion) in 2000, and accounted for 35.8% of the our total operating expenses. The increase was largely due to:

       o Other operating revenues in 2000 were reported net of associated operating expenses whereas in 2001 other operating revenues are reported on a gross basis and the related operating expenses are reported separately in operating expenses; and

o Purchased diesel and gasoline expenses increased due to larger amount purchased in 2001.

       Selling, general and administrative expenses

       Selling, general and administrative expenses in 2001 were RMB 17.1 billion (US$2.1 billion), down 12.3% compared with RMB 19.5 billion (US$2.4 billion) in 2000, which decline was largely due to our implementation of cost reduction measures and strengthened administration on accounts receivables.

       Depreciation expenses

       Depreciation, depletion and amortization in 2001 were RMB 22.4 billion (US$2.7 billion), up 7.7% compared with RMB 20.8 billion (US$2.5 billion) in 2000, which increase was largely due to the commencement of operation of newly developed or acquired properties, plants and equipment, including oil and gas properties.

       Exploration expenses

       Exploration expenses in 2001 were RMB 3.8 billion (US$0.5 billion), up 26.7% compared with RMB 3 billion (US$0.4 billion) in 2000. The increase was largely a result of the implementation of our strategy to continue expanding resources, which led to the increased exploration expenditure.

       Personnel expenses and employee reduction expenses

       Personnel expenses in 2001 were RMB 12.9 billion (US$1.6 billion), down 3% compared with RMB 13.3 billion (US$1.6 billion) in 2000, which decline was largely a result of our employee reduction programme.

       In accordance with our employee reduction plan, we recorded employee reduction expenses of RMB 2.6 billion (US$0.3 billion) in 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees.

       Taxes other than income tax

       Taxes other than income tax, which primarily are the consumption tax, were RMB 11.9 billion (US$1.4 billion) in 2001, down 2.5% compared with RMB
12.2 billion (US$1.5 billion) in 2000. The decline was largely due to the reduction in sales volume of gasoline and diesel produced by us, resulting in lower consumption tax in 2001.

       Operating income

       Operating income in 2001 was RMB 27.3 billion (US$3.3 billion), down 23.1% compared with RMB 35.5 billion (US$4.3 billion) in 2000. The decline was largely due to the fact that the decrease in our operating revenues exceeded the decrease in our operating expenses.

       Net finance cost

       Net finance cost in 2001 was RMB 3.2 billion (US$0.4 billion), down 36% compared with RMB 5 billion (US$0.6 billion) in 2000. The decrease was largely due to:

       o Lower interest rates in 2001 of a number of foreign currency loans;

       o Lower average long and short-term debt level partly as a result of our enhanced centralization of fund management; and

       o Increase in interest income from the proceeds from the public offering of domestic listed A shares in 2001 after deduction of the offering expenses.

       Income before income tax and minority interests

       Income before income tax and minority interests in 2001 was RMB 24.6 billion (US$3.0 billion), down 20.6% compared with RMB 31 billion (US$3.7 billion) in 2000. The decline was a result of the lower operating income, and was partially offset by the decrease of net finance cost.

       Income tax

       Income tax in 2001 was RMB 8 billion (US$1.0 billion), down 16.7% compared with RMB 9.6 billion (US$1.2 billion) in 2000 as a result of the lower operating income.

       Net income

       Net income in 2001 was RMB 16 billion (US$1.9 billion), down 18.4% compared with RMB 19.6 billion (US$2.4 billion) in 2000 primarily because the decline in operating revenues outpaced the decline in operating expenses in 2001. Basic earnings per share in 2001 was RMB 0.19 (US$0.023) as compared to basic earnings per share of RMB 0.27 in 2000 (US$0.033).

Discussion of Segment Operations

       We divide our operations into four principal business segments, namely, exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and a corporate and others segment.

       Unless otherwise indicated, intersegment transactions have not been eliminated from the financial data discussed in this section and the operating revenue data for each of our business segments discussed in this section include, in addition to the sales of goods, other operating revenues for each such segment.

       The following table lists operating revenues by segment for the periods indicated, the contribution of external sales and intersegment sales as a percentage of consolidated operating revenues before elimination of intersegment sales for 2001 and 2002, and the contribution of external sales as a percentage of consolidated operating revenues (i.e., after elimination of intersegment sales) for 2001 and 2002.


                                                                  As a Percentage of  As a Percentage of
                                                                     Consolidated        Consolidated
                                                                  Operating Revenues  Operating Revenues
                                                                  Before Elimination   After Elimination
                                    Years Ended December 31,              of                  of
                                    ------------------------          Intersegment        Intersegment
                                                                         Sales              Sales
                                                                  ------------------  ------------------

                                 2000     2001     2002    2002     2001      2002     2001       2002
                                 ----     ----     ----    ----     ----      ----     ----       ----
                                  RMB      RMB      RMB     US$         Percent             Percent
                                          (in billions)
Operating Revenues
Exploration & Production
   External sales(1)...........   13.7     17.3     18.2     2.2      3.2       3.2      5.4%      5.4%
   Intersegment sales..........   46.2     43.3     39.4     4.8      8.1       6.9
                                  ----     ----     ----     ---      ---       ---
     Total operating revenue...   59.9     60.6     57.6     7.0     11.3      10.1
                                  ====     ====     ====     ===     ====      ====
Refining
   External sales(1)...........   70.9     52.3     50.6     6.1      9.8       8.9      16.4      14.9
   Intersegment sales..........  162.2    156.8    161.3    19.5     29.3      28.3
                                 -----    -----    -----    ----     ----      ----
     Total operating revenue...  233.1    209.1    211.9    25.6     39.0      37.2
                                 =====    =====    =====    ====     ====      ====
Marketing and distribution
   External sales(1)...........  175.0    180.8    184.7    22.3     33.8      32.4      56.8      54.3
   Intersegment sales..........    0.6      2.5      2.3     0.3      0.5       0.4
                                 -----    -----    -----    ----     ----      ----
     Total operating revenue...  175.6    183.3    187.0    22.6     34.2      32.8
                                 =====    =====    =====    ====     ====      ====
Chemicals
   External sales(1)...........  57.5     53.3     62.4     7.5      10.0      10.9      16.7      18.4
   Intersegment sales..........   3.4      5.6      7.2     0.9       1.0       1.3
                                 -----    -----    -----    ----     ----      ----
     Total operating revenue...  60.9     58.9     69.6     8.4      11.0      12.2
                                 ====     ====     ====     ===      ====      ====
Corporate and others
   External sales(1)...........  14.5     14.8     24.1     2.9      2.8       4.2        4.7      7.0
   Intersegment sales..........  11.5      8.9     19.8     2.4      1.7       3.5
                                 ----      ---     ----     ---      ---       ---
     Total operating revenue...  26.0     23.7     43.9     5.3      4.5       7.7
                                 ====     ====     ====     ===      ===       ===
     Total operating revenue
before
     intersegment eliminations. 555.5    535.6    570.0    68.8     100%      100%
                                                                    ===       ===
Elimination of intersegment
sales   ...................... (224.0)  (217.1)  (230.0)  (27.8)               --
                               ======   ======   ======   =====
   Consolidated operating
revenues......................  331.5    318.5    340.0    41.1                --      100%      100%
                                =====    =====    =====    ====                        ===       ===

___________
(1) Includes other operating revenues. See note 28 to the consolidated financial statements for other operating revenues of each of our operating segments.

       The following table lists operating revenues, operating expenses and operating income by segment before elimination of intersegment transactions for the periods indicated.


                                                          Years Ended December 31,
                                                        ----------------------------
                                                  2000           2001           2002           2002
                                                  ----           ----           ----           ----
                                                  RMB             RMB            RMB           US$
                                                                    (in billions)
Exploration and Production
   Total operating revenues...........             59.9            60.6          57.6           7.0
   Total operating expenses...........            (34.5)          (37.4)        (42.8)         (5.2)
                                                  -----           -----         -----          ----
     Total operating income...........             25.4            23.2          14.8           1.8
                                                   ====            ====          ====           ===
Refining
   Total operating revenues...........            233.1           209.1         211.9          25.6
   Total operating expenses...........           (231.7)         (207.0)       (206.0)        (24.9)
                                                 ------          ------        ------         -----
     Total operating income...........              1.4             2.1           5.9           0.7
                                                    ===             ===           ===           ===
Marketing and distribution
   Total operating revenues...........            175.6           183.3         187.0          22.6
   Total operating expenses...........           (169.2)         (180.9)       (178.6)        (21.6)
                                                 ------          ------        ------         -----
     Total operating income...........              6.4             2.4           8.4           1.0
                                                    ===             ===           ===           ===
Chemicals
   Total operating revenues...........             60.9            58.9          69.6           8.4
   Total operating expenses...........            (58.5)          (59.6)        (69.5)         (8.4)
                                                  -----           -----         -----          ----
     Total operating income/(loss)....              2.4            (0.7)          0.1           0.0
                                                    ===            ====           ===           ===
Corporate and others
   Total operating revenues...........             26.0            23.7          43.9           5.3
   Total operating expenses...........            (26.1)          (23.4)        (44.9)         (5.4)
                                                  -----           -----         -----          ----
     Total operating (loss)/income....             (0.1)            0.3          (1.0)         (0.1)
                                                   ====             ===          ====          ====

       Exploration and Production Segment

       Our exploration and production segment consists of our activities related to exploring for and developing, producing and selling of crude oil and natural gas.

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues from the exploration and production segment in 2002 were RMB 57.6 billion (US$7.0 billion), down by RMB 3 billion (US$0.4 billion), or 5%, from RMB 60.6 billion (US$7.3 billion) in 2001. The decline in operating revenues was primarily due to the decrease of the average realized prices and sales volume of crude oil. Despite that crude oil prices on the international market have gradually increased since March 2002, our average realized crude oil price in 2002 was still lower than that of 2001, partly because the crude oil pricing mechanism in China, though determined in accordance with the international market prices, lags behind them for approximately one month.

       In 2002, the segment's average realized price of crude oil was RMB 1,317.82 (US$159.2) per tonne, down by 4% compared with RMB 1,373.06 (US$165.8) per tonne in 2001. Average realized price of natural gas was RMB
571.69 (US$69.0) per thousand cubic meter in 2002, up by 1.9% compared with RMB 561.08 (67.8) per thousand cubic meter in 2001.

       In 2002, the exploration and production segment sold 35.53 million tonnes of crude oil, down by 0.48 million tonnes, or 1.3%, from 36.01 million tonnes in 2001. It also sold 3.3 billion cubic meters of natural gas, up by
0.2 billion cubic meters, or 6.5%, from 3.1 billion cubic meters in 2001. While the crude oil production volume in 2002 remained at the similar level to that in 2001, crude oil sales volume declined primarily because the segment sold 0.38 million tonnes more of inventory crude oil stored in the pipelines in 2001 compared with 2002. The increase in natural gas sales volume was primarily due to the increased production of natural gas from Sinopec National Star and in China's western regions.

       Operating expenses for the exploration and production segment were RMB
42.8 billion (US$5.2 billion), up by RMB 5.4 billion (US$0.7 billion), or 14.4%, from RMB 37.4 billion (US$4.5 billion) in 2001, which increase is primarily due to the following reasons:

       o Depreciation, depletion and amortization increased by RMB 0.9 billion (US$108.7 million)from RMB 8.1 billion (US$1.0 billion) in 2001 to RMB 9 billion (US$1.1 billion) in 2002 as more fixed assets commenced operation as a result of various capital expenditure programmes;

       o We continued to implement in 2002 our strategy of expanding resources, and increased our exploration expenditure in certain important areas in western China and southern China's marine bed formation areas so as to lay a firm foundation for the potential future increase of crude oil reserve and production. Exploration expenses (including dry holes expenses) were up by RMB 0.6 billion (US$72.5 million) from RMB 3.8 billion (US$0.5 billion) in 2001 to RMB 4.4 billion (US$0.5 billion) in 2002;

       o We reducedapproximately RMB 0.2 billion (US$ 24.2 million) of the allowance for doubtful debts in 2001, while in 2002, we made a provision for allowance for doubtful accounts of approximately RMB
            0.4 billion (US$48.3 million). The related expenses in 2002 thus increased by approximately RMB 0.6 billion (US$72.5 million) compared with 2001.

       o As a result of the segment's reinforcement of its performance based incentive schemes as well as the implementation of new incentive schemes in certain subsidiaries such as special salaries for special positions, expenses related to salaries, welfare and social security increased approximately by RMB 0.3 billion (US$36.2 million) in 2002 compared with 2001;

       o The segment disposed certain obsolete and retired equipment after various facilities' upgrade, which resulted in an increase of the related expenses by approximately RMB 0.3 billion (US$36.2 million) in 2002; and

       o Other operating expenses of the segment including supplies of materials in 2002 increased by RMB 0.9 billion (US$108.7 million) compared with 2001.

       Operating income of the exploration and production segment was approximately RMB 14.8 billion (US$1.8 billion) in 2002, down by RMB 8.4 billion (US$1.0 billion), or 36.2%, from RMB 23.2 billion (US$2.8 billion) in 2001. The decline was primarily due to the decline of realized prices of crude oil as well as the increase of depreciation, depletion and amortization expenses and exploration expenses.

       Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

       Operating revenues for the exploration and production segment in 2001 were RMB 60.6 billion (US$7.3 billion), up 1.2% compared with RMB 59.9 billion (US$7.2 billion) in 2000. Despite the lower average realized crude oil price, operating revenues increased in 2001 largely due to:

       o    Increased sales volumes of crude oil and natural gas in 2001; and

       o Other operating revenues in 2000 were reported net of associated operating expenses, whereas in 2001 other operating revenues are reported on a gross basis and the related operating expenses are reported separately in operating expenses. Had we reported the 2000 other operating revenues on a gross basis, the year to year comparison of the change in other operating revenues would not be significant.

       We sold 36.01 million tonnes of crude oil in 2001 (inclusive of 2.46 million tonnes sold by Sinopec National Star), up 2.6% compared with 35.1 million tonnes sold in 2000 (inclusive of 2.04 million tonnes sold by Sinopec National Star). We also sold 3.084 billion cubic meters of natural gas in 2001 (inclusive of 1.5 billion cubic meters sold by Sinopec National Star), up 12% compared with 2.76 billion cubic meters in 2000 (inclusive of 1.3 billion cubic meters sold by Sinopec National Star). Increase in the sales volumes of crude oil and natural gas were largely due to the increase in our production of crude oil and natural gas.

       Our average realized price of crude oil in 2001 was RMB 1,373 (US$165.9) per tonne, down 14% compared with RMB 1,598 (US$193.1) per tonne in 2000. Decline in the average realized crude oil price reflected the downward trend of the international crude oil prices in 2001.

       Our average realized price of natural gas in 2001 was RMB 561 (US$67.8) per thousand cubic meters, slightly decreased by 2% from RMB 571 (US$69.0) per thousand cubic meters in 2000.

       Operating expenses for the exploration and production segment in 2001 were RMB 37.4 billion (US$4.5 billion), up 8.4% compared with RMB 34.5 billion (US$4.2 billion) in 2000. The increase was largely because:

       o We implemented our strategy of expanding resources and increased exploration and production expenditures, causing the exploration expenses (including dry holes) to increase by 26.7% from RMB 3 billion (US$0.4 billion) in 2000 to RMB 3.8 billion (US$0.5 billion) in 2001;

       o Depreciation, depletion and amortization expenses increased by 18.5% from RMB 6.6 billion (US$0.8 billion) in 2000 to RMB 8.1 billion (US$1.0 billion) in 2001, as we added more oil and gas properties in 2001 as a result of our various capital expenditure programmes; and

       o The purchase expense in relation to the other operating revenues increased in 2001 as such expenses and the other operating revenues were separately reported.

       Operating income for the exploration and production segment in 2001 was RMB 23.2 billion (US$2.8 billion), down 8.7% compared with RMB 25.4 billion (US$3.1 billion) in 2000.

       Refining Segment

       Our refining segment consists of our operations related to purchasing crude oil from our exploration and production segment and from third parties, processing of crude oil into refined products, selling refined products principally to our marketing and distribution segment and to domestic and overseas customers. To operate more efficiently as an integrated company with distinct refining and marketing and distribution segments, substantially all the refining segment's sales of gasoline, diesel, kerosene including jet fuel, other than for exports, are made to the marketing and distribution segment, and the other refined products are sold to domestic and overseas customers.

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues of the refining segment in 2002 were RMB 211.9 billion (US$25.6 billion), up by 1.3% compared with RMB 209.1 billion (US$25.3 billion) in 2001. The increase in operating revenues was primarily due to the significant increase in revenues from the sales of chemical feedstock as well as certain refined products other than gasoline and diesel.

       In 2002, the refining segment sold 19.3 million tonnes of gasoline at an average realized price of RMB 2,280.51 (US$275.4) per tonne, and realized sales revenues of RMB 44 billion (US$5.3 billion), accounting for 20.8% in the total operating revenues of the refining segment. In 2001, the refining segment sold 18.72 million tonnes of gasoline at an average realized price of RMB 2,386.88 (US$288.3) per tonne, and realized sales revenues of RMB 44.7 billion (US$5.4 billion), accounting for 21.4% in the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sales volume of gasoline in 2002 increased by
0.58 million tonnes, or 3.1%; the realized gasoline price fell by RMB 106.37 (US$12.8) per tonne, or 4.5%; sales revenues of gasoline decreased by RMB 0.7 billion (US$84.5 million), and that as a percentage of the refining segment's total operating revenues declined by 0.6 percentage point.

       In 2002, the refining segment sold 37.39 million tonnes of diesel at an average realized price of RMB 2,126.55 (US$256.8) per tonne, and realized sales revenues of RMB 79.5 billion (US$9.6 billion), accounting for 37.5% of the total operating revenues of the refining segment. In 2001, the refining segment sold 38.08 million tonnes of diesel at an average realized price of RMB 2,199.94 (US$265.7) per tonne, and realized sales revenues of RMB 83.8 billion (US$10.1 billion), accounting for 40.1% of the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sales volume of diesel in 2002 decreased by
0.69 million tonnes, or 1.8%; the realized diesel price fell by RMB 73.39 (US$8.9) per tonne, or 3.3%; sales revenues of diesel decreased by RMB 4.3 billion (US$0.5 billion), and that as a percentage of the refining segment's total operating revenues declined by 2.6 percentage points.

       In 2002, the refining segment sold 20.09 million tonnes of chemical feedstock at an average realized price of RMB 1,934.24 (US$233.6) per tonne, and realized sales revenues of RMB 38.9 billion (US$4.7 billion), accounting for 18.4% of the total operating revenues of the refining segment. In 2001, the refining segment sold 17.12 million tonnes of chemical feedstock at an average realized price of RMB 1,990.49 (US$240.4) per tonne, and realized sales revenues of RMB 34.1 billion (US$4.1 billion), accounting for 16.3% of the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sales volume of chemical feedstock in 2002 increased by 2.97 million tonnes, or 17.3%; sales price fell by RMB 56.25 (US$6.8) per tonne, or 2.8%; sales revenues increased by RMB 4.8 billion (US$0.6 billion), and that as a percentage of the refining segment's total operating revenues increased by 2.1 percentage points. In 2002, as part of its optimization plan for resource allocations, the refining segment adjusted its product mix in accordance with the increased demand from our chemical segment and significantly increased its production as well as sales volume of chemical feedstock.

       In 2002, the refining segment sold 24.98 million tonnes of other refined products than gasoline, diesel and chemical feedstock at an average realized price of RMB 1,860.99 (US$224.8) per tonne, and realized sales revenues of RMB 46.5 billion (US$5.6 billion), accounting for 21.9% of the total operating revenues of the refining segment. In 2001, the refining segment sold 23.43 million tonnes of these other refined products at an average realized price of RMB 1,872.36 (US$226.1) per tonne, and realized sales revenues of RMB 43.9 billion (US$5.3 billion), accounting for 21% of the total operating revenues of the refining segment in 2001.

       Compared with 2001, the sales volume of these other refined products increased by 1.55 million tonnes, or 6.6%; average realized sales price fell by RMB 11.37 (US$1.4) per tonne, or 0.6%; sales revenues increased by RMB 2.6 billion (US$0.3 billion), and that as a percentage of the segment's total operating revenues increased by 0.9 percentage point. The increase in the sales volume of these other refined products outpaced that of gasoline and diesel, as we intended to capture the favorable opportunities presented in the changing market by strengthening the management control of these other refined products and increasing the production of those products with higher added value.

       In 2002, operating expenses of the refining segment were RMB 206 billion (US$24.9 billion), down by RMB 1 billion (US$0.1 billion), or 0.5%, from RMB 207 billion (US$25.0 billion) in 2001. The decrease was primarily due to the reduction of average purchase cost of crude oil. In 2002, average cost of crude oil was RMB 1,532.48 (US$185.1) per tonne, down by RMB 85.41 (US$10.3) per tonne, or 5.3%, from RMB 1,617.89 (US$195.4) per tonne in 2001.
In 2002, the segment processed 104.15 million tonnes of crude oil (excluding crude oil processed for third parties), up by 3.11 million tonnes from 101.04 million tonnes in 2001, which increase was partially offset by the decline of the average purchase cost of crude oil. In 2002, total purchase expenses of crude oil were RMB 159.6 billion (US$19.3 billion), accounting for 77.5% of the total operating expenses of the refining segment. In 2001, total purchase expenses of crude oil was RMB 163.5 billion (US$19.7 billion), accounting for 79% of the total operating expenses of the refining segment. Compared with 2001, the total purchase expenses of crude oil for the segment in 2002 decreased by RMB 3.9 billion (US$0.5 billion), and that as a percentage of the segment's total operating expenses decreased by 1.5 percentage points.

       In 2002, our refining margin (defined as the refining segment's sales revenues less crude oil expenses, feedstock expenses and taxes other than income tax; and divided by the volume of crude oil and feedstock processed) was US$3.95 per barrel, which increased by US$0.38 per barrel, or 10.6%, from US$3.57 per barrel in 2001.

       In 2002, operating income of the refining segment was RMB 5.9 billion (US$0.7 billion), up by RMB 3.8 billion (US$0.5 billion), or 181%, from RMB
2.1 billion (US$0.3 billion) in 2001. The increase was largely due to the increased refining margins as a result of, among others, the increased crude oil throughput, the better adjustment of product mix, the expansion of the market and the increased production of refined products with higher added value.


       Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

       Operating revenues of the refining segment in 2001 were RMB 209.1 billion (US$25.3 billion), down 10.3% compared with RMB 233.1 billion (US$28.2 billion) in 2000. The decline was largely due to the reduction in the refining throughput as the market demand slowed down in 2001, and apart from the slight increase in the sales volume of diesel and chemical feedstocks due to adjustment of the output ratio between diesel and gasoline, sales volumes of gasoline and other refined products all decreased. In addition, under the impact of the falling prices of crude oil and refined oil products on the international markets, and particularly the irregular lower-than-crude gasoline prices in Singapore from June to August 2001, the realized prices of refined products decreased in 2001. Sales of gasoline, diesel, chemical feedstocks in 2001 accounted for approximately 81% of the operating revenues of the refining segment and amounted to RMB 170 billion (US$20.5 billion), down 8.3% compared with RMB 185.3 billion (US$22.4 billion) in 2000.

       o In 2001, the refining segment sold 18.72 million tonnes of gasoline at an average realized price of RMB 2,387 (US$288.4) per tonne, revenue from sales of gasoline was RMB 44.7 billion (US$5.4 billion), representing approximately 21% of total operating revenues of the refining segment. Whereas in 2000, the refining segment sold 19.76 million tonnes of gasoline at an average realized price of RMB 2,581 (US$311.8) per tonne, revenue from sales of gasoline was RMB 51 billion (US$6.2 billion), representing approximately 22% of the total operating revenues of the refining segment.

       o In 2001, the refining segment sold 38.08 million tonnes of diesel at an average realized price of RMB 2,200 (US$265.8) per tonne, revenue from sales of diesel was RMB 83.8 billion (US$10.1 billion), representing approximately 40% of the total operating revenues of the refining segment. Whereas in 2000, the refining segment sold 37.38 million tonnes of diesel at an average realized price of RMB 2,426 (US$293.1) per tonne, revenue from sales of diesel was RMB 90.7 billion (US$11.0 billion), representing approximately 39% of the total operating revenues of the refining segment.

       o In 2001, the refining segment sold 21.25 million tonnes of chemical feedstocks at an average realized price of RMB 1,957 (US$236.4) per tonne, revenue from sales of chemical feedstocks was RMB 41.6 billion (US$5.0 billion), representing approximately 20% of the total operating revenues of the refining segment. Whereas in 2000, the refining segment sold 20.59 million tonnes of chemical feedstocks at an average realized price of RMB 2,118 (US$255.9) per tonne, revenue from sales of chemical feedstocks was RMB 43.6 billion (US$5.3 billion), representing approximately 19% of the total operating revenues of the refining segment.

         Operating expenses of the refining segment in 2001 were RMB 207.0 billion (US$25.0 billion), down 10.7% compared with RMB 231.7 billion (US$28.0 billion) in 2000. The decline was largely due to the decrease in the purchase expenses of crude oil, feedstocks, catalysts and other ancillary materials and a lower cash operating cost.

         In 2001, the refining segment purchased a total of 101.04 million tonnes of crude oil; the average purchase cost of crude oil was RMB 1,618 (US$195.5) per tonne, and the total cost of crude oil was RMB 163.5 billion (US$19.8 billion), representing 79% of the total operating expenses of the refining segment. Whereas in 2000, the refining segment purchased 104.88 million tonnes of crude oil; the average purchase cost of crude oil was RMB 1,793 (US$216.6) per tonne, and total cost of crude oil was RMB 188 billion (US$22.7 billion), representing 81% of the total operating expenses of the refining segment.

         In 2001, our refining margin (defined as sales revenue less crude oil expenses, feedstock expenses and taxes other than income tax; divided by the volume of crude oil and feedstocks processed) was US$ 3.57 per barrel slightly declined when compared 2000. Prior to October 17, 2001, prices of domestic refined products in the PRC were determined and announced on a monthly basis with reference to the FOB prices of similar refined products on the Singapore market. Due to the excess refining capacity in Asia, prices of gasoline on the Singapore market from June to August 2001 were lower than crude oil prices, which depressed our refining margin. After October 17, 2001, domestic prices of gasoline and diesel have instead been benchmarked against three international markets, namely, Singapore, Rotterdam and New York. The new pricing scheme has a positive impact on our refining margin. After September 11, 2001, global demands for refined products have been adversely affected to different extents, and despite improvements in November and December 2001, our refining margin did not improve in 2001 compared with 2000.

         Operating income of the refining segment in 2001 was RMB 2.1 billion (US$0.3 billion), up 50% compared with RMB 1.4 billion (US$0.2 billion) in 2000. The increase was largely due to the reduction in cash operating cost and a decrease in inventory of refined products that were sold to marketing and distribution segment at the end of 2001.

       Marketing and Distribution Segment

       Our marketing and distribution segment consists of our operations related to purchasing refined petroleum products from the refining segment and third parties, and marketing, selling and distributing refined products wholesale to large domestic customers including independent distributors, special customers and direct distribution customers, and retail through our retail distribution network.

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues of the marketing and distribution segment in 2002 were RMB 187 billion (US$22.6 billion), up by RMB 3.7 billion (US$0.4 billion), or 2%, from RMB 183.3 billion (US$22.1 billion) in 2001. The increase was mainly due to the increased sales volume of the refined products. The total sales volume of the refined products by the segment in 2002 was
73.61 million tonnes, up by 4.26 million tonnes, or 6.1%, from 69.35 million tonnes in 2001.

       Retail sales as a percentage of the segment's total sales revenues further increased in 2002. The retail sales revenue of gasoline and diesel accounted for 43.7% of the segment's operating revenues in 2002, up from 39.7% in 2001. Wholesale sales revenues of gasoline and diesel accounted for 46.1% of the segment operating revenues in 2002, down from approximately 53% in 2001.

       Wholesale sales volume accounted for 55.2% of the total sales volume of gasoline and diesel in 2002, down by 2.4 percentage points from 57.6% in 2001. Retail sales volume accounted for 44.8% of the total sales volume of gasoline and diesel in 2002, up by 2.4 percentage points from 42.4% in 2001.

       The increase in retail sales revenue and retail sales volume was mainly a result of the increased average throughput at each service station, which increase was attributable to our continued effort to enhance our retail distribution network, to further optimize the locations of our existing service stations and to improve our quality of service.

       Sales revenues of gasoline were RMB 61 billion (US$7.4 billion) in 2002, up by RMB 5.3 billion (US$0.6 billion), or 9.5%, from RMB 55.7 billion (US$6.7 billion) in 2001. This increase was primarily due to the increased sales volume as well as the increased sales prices of gasoline. Gasoline sales price increased because of the increased retail sales proportion as well as the increased sales volume of higher grade gasoline. Sales volume of gasoline in 2002 was 21.36 million tonnes, up by 1.09 million tonnes, or 5.4%, from
20.27 million tonnes in 2001. In addition, the sales volume of gasoline with octane level #90 and higher as a percentage of the segment's total gasoline sales volume was further enhanced, up by 31% from 4.41 million tonnes in 2001 to 5.78 million tonnes in 2002. In 2002, the average realized sales price of gasoline was RMB 2,856.68 (US$345.0) per tonne, up by RMB 107.56 (US$13.0) per tonne, or 3.9%, compared with RMB 2,749.12 (US$332.0) per tonne in 2001.

       o In 2002, the retail sales volume of gasoline increased to 12.34 million tonnes, up by 1.5 million tones, or 13.9%, from 10.84 million tonnes in 2001; and the average realized retail sales price of gasoline was RMB 3,061.82 (US$369.8) per tonne, up by 4.3% compared with RMB 2,934.55 (US$354.4) per tonne in 2001;

       o In 2002, the wholesale sales volume of gasoline (excluding direct distribution sales volume and those directly sold to special customers) was 7.25 million tonnes, down by 0.69 million tonnes, or 8.7%, from 7.94 million tonnes in 2001; and the average realized wholesale sales price of gasoline was RMB 2,585.31 (US$312.2) per tonne, up by 1.9% compared with RMB 2,536.2 (US$306.3) per tonne in 2001;

       o In 2002, the direct distribution sales volume of gasoline was 1.04 million tonnes, up by 0.41 million tonnes, or 64.5%, from 0.63 million tonnes in 2001; and the average realized price for the direct distribution sales of gasoline was RMB 2,693.28 (US$325.3) per tonne, up by 1.9% compared with RMB 2,642.34 (US$319.1) per tonne in 2001; and

       o In 2002, the direct sales volume of gasoline to special customers was 0.72 million tonnes, down by 0.14 million tonnes, or 16.3%, from 0.86 million tonnes in 2001; and the average realized price of gasoline sold to special customers was RMB 2,312.75 (US$279.3) per tonne, down by 5.9% compared with RMB 2,457.12 (US$296.8) per tonne in 2001.

       In 2002, the sales revenues of diesel were RMB 107 billion (US$12.9 billion), up by RMB 3.2 billion (US$0.4 billion), or 3.1%, from RMB 103.8 billion (US$12.5 billion) in 2001. The increase was primarily due to the increased sales volume of diesel. In 2002, the sales volume of diesel was 44.5 million tonnes, up by 1.95 million tonnes, or 4.6%, from 42.55 million tonnes in 2001; the average realized sales price of diesel was RMB 2,404.85 (US$290.4) per tonne, down by RMB 35.6 (US$4.3) per tonne, or 1.5%, compared with RMB 2,440.45 (US$294.7) per tonne in 2001.

       o In 2002, the retail sales volume of diesel increased to 17.16 million tonnes, up by 1.34 million tonnes, or 8.5%, from 15.82 million tonnes in 2001; and the average realized retail sales price of diesel was RMB 2,562.49 (US$309.5) per tonne, down by 1.1% compared with RMB 2,590.59 (US$312.9) per tonne in 2001;

       o In 2002, the wholesale sales volume of diesel (excluding the direct distribution sales volume and those directly sold to special customers) was 17.85 million tonnes, down by 1.12 million tonnes, or 5.9%, from 18.97 million tonnes in 2001; and the average realized wholesale sales price of diesel was RMB 2,297.06 (US$277.4) per tonne, down by 2.6% compared with RMB 2,357.51 (US$284.7) per tonne in 2001;

       o In 2002, the direct distribution sales volume of diesel was 5.48 million tonnes, up by 2.38 million tonnes, or 76.8%, from 3.1 million tonnes in 2001; and the average realized price for the direct distribution sales of diesel was RMB 2,397.89 (US$289.6) per tonne, down by 1.7% compared with RMB 2,438.83 (US$294.5) per tonne in 2001;

       o In 2002, the direct sales volume of diesel to special customers was 4.01 million tonnes, down by 0.65 million tonnes, or 13.9%, from 4.66 million tonnes in 2001; and the average realized price of diesel sold to special customers was RMB 2,219.39 (US$268.0) per tonne, down by 2.2% compared with RMB 2,269.32 (US$274.1) per tonne in 2001.

       Sales revenue of kerosene including jet fuel was RMB 9.2 billion (US$1.1 billion) in 2002, down by RMB 1.1 billion (US$0.1 billion), or 11.3%, from RMB 10.3 billion (US$1.2 billion) in 2001. The decrease was primarily due to the decline of the average realized prices of kerosene including jet fuel. The average realized price of kerosene including jet fuel was RMB 2,111.92 (US$255.1) per tonne in 2002, down by 23.4% compared with RMB 2,757.0 (US$333.0) per tonne in 2001.

       Operating expenses of the marketing and distribution segment were RMB
178.6 billion (US$21.6 billion) in 2002, down by RMB 2.3 billion (US$0.3 billion), or 1.3%, from RMB 180.9 billion (US$21.8 billion) in 2001. The purchase costs of gasoline and diesel in 2002 were RMB 146.2 billion (US$17.7 billion), accounting for 81.9% of the total operating expenses of this segment. The average purchase cost of gasoline and diesel decreased from 2001 by 8.6% and 6.4%, respectively, to RMB 2,357.28 (US$284.7) per tonne and RMB 2,155.17 (US$260.3) per tonne in 2002, respectively.

       Operating income of the marketing and distribution segment was RMB 8.4 billion (US$1.0 billion), up by RMB 6 billion (US$0.7 billion), or 250%, from 2001. Such increase was primarily because, as the general market conditions improved, the total sales volume of refined products increased. The increase was also due to the increased retail proportion in the total sales volume as well as the increased sales volume of higher grade gasoline.

       Over the year, operating income of the marketing and distribution segment gradually improved from a sluggish start in January and February 2002, at which time the refined products prices were at the lowest level for the entire year. With the gradual recovery of prices of crude oil and refined products on the international market after March 2002, we closely monitored the market changes with a view to capturing the favorable opportunities presented and further optimizing our deployment of the resources for refined products. In response to the market demand, we adopted a number of effective initiatives including tighter control of our crude oil throughput and the volume of refined products we made available in the domestic market. As a result, the performance of the marketing and distribution segment improved significantly over the year.

       Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

       Operating revenues of our marketing and distribution segment in 2001 were RMB 183.3 billion (US$22.1 billion), up 4.4% compared with RMB 175.6 billion (US$21.2 billion) in 2000. The increase was largely due to :

       o Sales volumes of gasoline, diesel and kerosene including jet fuel increased by approximately 3%, 9% and 396% from 2000, to 20.27 million tonnes, 42.55 million tonnes and 3.75 million tonnes, respectively;

       o Sales of gasoline, diesel and kerosene including jet fuel to special customers have been redirected from our refining segment to the marketing and distribution segment since the beginning 2001; and

       o Retail sales of gasoline and diesel as a percentage of the marketing and distribution segment's total sales revenues further increased and the percentage of wholesale in the total sales revenues further decreased. Revenue from wholesale of gasoline and diesel in 2001 accounted for approximately 53% of the operating revenues of the marketing and distribution segment, compared with 61% in 2000. Revenue from retail sales of gasoline and diesel in 2001 accounted for approximately 40% of the operating revenues of the marketing and distribution segment, compared with 33% in 2000. The increase in the respective proportion of retail sales volume and retail sales revenue of gasoline and diesel was largely due to the continued expansion of our retail distribution network in 2001 with more service stations brought into service. As at the end of 2001, we operated 24,062 service stations, representing 3,803 more service stations than the 20,259 service stations as at the end of 2000.

       In 2001, sales revenue of gasoline was RMB 55.7 billion (US$6.7 billion), down 4% compared with RMB 57.8 billion (US$7.0 billion) in 2000. In particular:

       o Wholesale volume (including direct sales to special customers) in 2001 was approximately 9.44 million tonnes, down 19% compared with
            11.68 million tonnes in 2000. The average realized wholesale price was RMB 2,536 (US$306.4) per tonne, down 12% compared with RMB 2,867 (US$346.4) per tonne in 2000; and

       o Retail sales volume increased to approximately 10.84 million tonnes in 2001, up 37% compared with 7.92 million tonnes in 2000. The average realized retail price was RMB 2,935 (US$354.6) per tonne, down 4.5% compared with RMB 3,073 (US$371.3) per tonne in 2000.

       In 2001, sales revenue of diesel was RMB 103.8 billion (US$12.5 billion), similar to RMB 103.9 billion (US$12.6 billion) in 2000. In particular:

       o Wholesale volume (including direct sales to special customers) was approximately 26.73 million tonnes, down 3% compared with 27.51 million tonnes in 2000. The average realized wholesale price was RMB 2,352 (US$284.2) per tonne, down 9% compared with RMB 2,587 (US$312.6) per tonne in 2000; and

       o Retail sales volume increased to approximately 15.82 million tonnes in 2001, up 37% compared with 11.55 million tonnes in 2000. The average realized retail price was RMB 2,591 (US$313.1) per tonne, down 8% compared with RMB 2,830 (US$341.9) per tonne in 2000.

       Sales revenue of jet fuel and kerosene in 2001 increased to approximately RMB 10.3 billion (US$1.2 billion), representing an increase of approximately 390% compared with RMB 2.1 billion (US$0.3 billion) in 2000. The increase was largely because the direct sales to special customers of gasoline, diesel, jet fuel and kerosene jet fuel have been redirected from the refining segment to the marketing and distribution segment since the beginning of 2001.

       Operating expenses of the marketing and distribution segment in 2001 increased to RMB 180.9 billion (US$21.9 billion), up approximately 7% compared with RMB 169.2 billion (US$20.4 billion) in 2000. The purchase expenses of gasoline and diesel in 2001 accounted for approximately 83% of the operating expenses of the marketing and distribution segment. While the average realized prices expensed for gasoline and diesel in 2001 were down 1% and 4% from 2000, respectively, to RMB 2,579 (US$311.6) per tonne and RMB 2,303 (US$278.3) per tonne, respectively, the purchased volumes of gasoline and diesel were up 3% and 9%, respectively, from 2000 to 2,027 tonnes and 4,255 tonnes, respectively.

       Operating income of the marketing and distribution segment in 2001 was RMB 2.4 billion (US$0.3 billion), representing a reduction of RMB 4 billion (US$0.5 billion) from RMB 6.4 billion (US$0.8 billion) in 2000.

       Chemicals Segment

       Our chemicals segment consists of our operations related to producing, marketing, selling and distributing petrochemical and inorganic chemical products.

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues of the chemicals segment in 2002 were RMB 69.6 billion (US$8.4 billion), up by RMB 10.7 billion (US$1.3 billion), or 18.2%, from RMB 58.9 billion (US$7.1 billion) in 2001. The increase was largely due to a significant increase of sales volume of various chemical products as their production capacities increased after the relevant facilities completed their revamp in 2002. The sales revenues of the segment's six major chemical product categories (namely, intermediate petrochemicals, synthetic resins, synthetic rubbers, synthetic fiber, synthetic fiber monomers and polymers and chemical fertilizers) were approximately RMB 57.3 billion (US$6.9 billion), accounting for 82.3% of the operating revenues of the segment, and increased by RMB 7.6 billion (US$0.9 billion), or 15.2%, from RMB 49.7 billion (US$6.0 billion) in 2001. The table below sets forth our sales volumes and average realized sales prices of each major chemical product category for the periods indicated and the respective rate of change from 2001 to 2002.


                                                            Rate of                             Rate of
                                           Sales Volume   Change from         Average         Change from
                                                          2001 to 2002     Realized Prices    2001 to 2002
                                                          ------------     ---------------    ------------
                                           2002    2001    (percent)       2002       2001      (percent)
                                           (in million                     (RMB per tonne)
                                             tonnes)
Intermediate petrochemicals...........     6.16    4.83       27.5%      2,404.7    2,384.3        0.9%
Synthetic resins......................     3.30    2.67        23.6      5,238.2    5,550.3       (5.6)
Synthetic rubbers.....................     0.46    0.42         9.5      6,450.1    6,175.6        4.4
Synthetic fibers......................     1.18    1.08         9.3      8,435.2    8,512.4       (0.9)
Synthetic fiber monomers
      and polymers....................     1.70    1.70           0      5,454.1    5,220.6        4.5
Chemical fertilizers..................     2.72    2.73        (0.4)     1,084.1      995.9        8.9

       Operating expenses of the chemical segment in 2002 were RMB 69.5 billion (US$8.4 billion), up by 16.6% compared with RMB 59.6 billion (US$7.2 billion) in 2001. The increase was largely because various expenses such as purchased feedstock, fuels, utilities and ancillary materials increased as a result of the increased production of various chemical products after the completion of the revamping projects for certain ethylene and downstream facilities. Among the increased expenses,

       o the consumption of feedstock went up by 1.79 million tonnes in 2002 compared with that in 2001, and their average unit price increased by RMB 189.25 (US$22.9 billion) per tonne, the combination of which led to an increase of approximately RMB 7 billion (US$0.8 billion), or 21.7%, in the purchased products and operating supplies and expenses;

       o the increased consumption of fuels, utilities and ancillary materials also led to an increase of approximately RMB 1.7 billion (US$0.2 billion), or 20.7%, in such expenses;

       o the significant increase in production and sales volume increased the selling, general and administrative expenses in 2002 by approximately RMB 0.6 billion (US$72.5 million), or 23.1% compared with that in 2001; and

       o the depreciation and amortization amounted to RMB 7.1 billion (US$0.9 billion) in 2002, up by approximately RMB 0.4 billion (US$48.3 million), or 6%, from 2001.

       Operating income of the chemicals segment in 2002 was RMB 0.1 billion (US$12.1 million), up by approximately RMB 0.8 billion (US$96.6 million) compared with the operating loss of approximately RMB 0.7 billion (US$84.5 million) in 2001. The increase was largely due to the increased production and sales volume of certain major chemical products after the relevant production facilities were revamped for increased production capacity.

       Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

       Operating revenues of the chemicals segment in 2001 were RMB 58.9 billion (US$7.1 billion), down 3.3% compared with RMB 60.9 billion (US$7.4 billion) in 2000. The decline was largely due to the lower average realized prices of chemical products other than chemical fertilizers in 2001 as the global economy slowed down and chemical products prices fell on the international market. The decline in prices was partially offset by the increase in sales volumes of most chemical products other than synthetic fibers and chemical fertilizers. Sales revenues from our six major chemical products (namely, intermediate petrochemicals, synthetic resins, synthetic fibers, synthetic fiber monomers and polymers, chemical fertilizers) amounted to RMB 49.7 billion (US$6.0 billion), down 9% compared with RMB 53.9 billion (US$6.5 billion) in 2000, and accounted for 84% of the operating revenues of the chemicals segment. The table below sets forth our sales volumes and average realized sales prices of each major chemical product category for the indicated periods and the respective rate of change from 2000 to 2001.


                                                             Rate of                             Rate of
                                        Sales Volume      Change from          Average        Change from
                                                          2000 to 2001     Realized Prices    2000 to 2001
                                                          ------------     ---------------    ------------
                                           2001    2000      (percent)     2001       2000      (percent)
                                         (in million                       (RMB per tonne)
                                           tonnes)
Intermediate petrochemicals...........     4.83    3.05       58.5%      2,384.3    3,543.0      (32.7%)
Synthetic resins......................     2.67    2.60        2.9       5,550.3    6,289.4      (11.8)
Synthetic rubbers.....................     0.42    0.29       41.6       6,175.6    6,942.7      (11.1)
Synthetic fibers......................     1.08    1.09       (0.1)      8,512.4    9,969.7      (14.6)
Synthetic fiber monomers
      and polymers....................     1.70    1.43       19.2       5,220.6    7,199.6      (27.5)
Chemical fertilizers..................     2.73    3.79      (28.1)        995.9      974.7        2.2

       Other operating revenues were RMB 4.4 billion (US$0.5 billion), representing an increase of RMB 3.1 billion (US$0.4 billion) compared with RMB
1.3 billion (US$0.2 billion) in 2000. The increase was largely because the other operating revenues in 2000 were reported net of certain associated operating expenses whereas in 2001 other operating revenues are reported on a gross basis and the related operating expenses are reported separately in operating expenses.

       Operating expenses of the chemicals segment in 2001 were RMB 59.6 billion (US$7.2 billion), up 2% compared with RMB 58.5 billion (US$7.1 billion) in 2000. The increase was largely due to:

       o As sales volumes of most chemical products other than chemical fertilizers and synthetic fibers increased considerably in 2001, the associated expenses in ancillary materials, fuel and power increased; and

       o The purchase expense in relation to the other operating revenues increased in 2001 as such expenses and the other operating revenues were separately reported.

       The chemical segment had an operating loss of RMB 0.7 billion (US$0.1 billion) in 2001, representing a reduction of RMB 3.1 billion (US$0.4 billion) compared with an operating income of RMB 2.4 billion (US$0.3 billion) in 2000. The operating loss was a combined result of the decline in operating revenues and the increase in operating expenses.

       Corporate and Others

       Our corporate and others segment principally involves trading activities of our import and export subsidiaries and our research and development activities as well as other activities at our corporate headquarters.

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues of corporate and others segment in 2002 were approximately RMB 43.9 billion (US$5.3 billion), up by RMB 20.2 billion (US$2.4 billion), or 85.2%, from RMB 23.7 billion (US$2.9 billion) in 2001. The operating revenues comprised mainly consolidated operating revenues of Sinopec (Hong Kong) Company Limited, Sinopec (Singapore) Company Limited and Unipec Limited as well as our other subsidiaries. The increase was primarily because some of these subsidiaries significantly expanded their independent trading operations of crude oil and refined products on the international market.

       Operating expenses of corporate and others segment in 2002 were approximately RMB 44.9 billion (US$5.4 billion), up by RMB 21.5 billion (US$2.6 billion), or 91.9%, compared with that in 2001. The increase was largely due to the increased purchase expenses associated with the increased trading activities of these subsidiaries.

       The corporate and others segment had an operating loss of approximately RMB 1.0 billion (US$0.1 billion) in 2002, down by approximately RMB 1.3 billion (US$0.2 billion) compared with the operating income in 2001. The decline was primarily due to the increased expenses in our corporate headquartersas follows:

       o the R&D expenses increased by RMB 0.22 billion (US$26.6 million) in 2002 compared with that in 2001;

       o we recovered RMB 0.18 billion (US$21.7 million) of aged receivables in 2001 that were previously provided for resulting in a reduction of the allowance for doubtful accounts, while no such item in 2002; and

       o the expenses related to the management information system increased by RMB 0.1 billion (US$12.1 million) in 2002 from 2001.

       Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

       Operating revenues from the corporate and others segment in 2001 were RMB 23.7 billion (US$2.9 billion), down 8.8% compared with RMB 26 billion (US$3.1 billion) in 2000. Operating expenses of the segment were RMB 23.4 billion (US$2.8 billion), down 10.3% compared with RMB 26.1 billion (US$3.2 billion) in 2000. Decrease in the operating revenues and the operating expenses was largely due to the decreased sales and the associated decreases in purchased crude oil, products or operating supplies and expenses of our trading subsidiaries including Sinopec (Hong Kong) Company Limited and Unipec.

       Operating income from the corporate and others segment was RMB 0.3 billion (US$36.2 million), up RMB 0.4 billion (US$48.3 million) compared with the operating loss of approximately RMB 0.1 billion (US$12.1 million) in 2000.


B.     LIQUIDITY AND CAPITAL RESOURCES

       Our primary sources of funding have been cash provided by operating activities and short and long-term borrowings and our primary uses of funds have been for working capital, capital expenditures and repayment of short-term and long-term borrowings.

       As of December 31, 2002, our short-term debts (including short-term loans from Sinopec Group Company and its affiliates) were RMB 35.6 billion (US$4.3 billion) (including the current portion of long-term debts which was RMB 8.6 billion (US$1.0 billion)) and accounted for 32% of our total short-term and long-term debts (which long-term debts include interest free subordinated loan from Sinopec Group Company due in 2020). Our interest coverage ratio, calculated by dividing our operating income before depreciation, depletion and amortization by our interest expense, was 13.1 times for the year ended December 31, 2002.

       The following table sets forth a condensed summary of the statements of cash flows for the periods indicated and selected balance sheet items at the end of the periods indicated.


                                                                             For the Years Ended
                                                                                 December 31,
                                                                             -------------------
                                                                        2000     2001     2002      2002
                                                                        ----     ----     ----      ----
                                                                        RMB      RMB      RMB       US$
                                                                                 (in billions)
Net cash from operating activities:
   Net cash provided by operations(1)..............................      58.9     51.5     55.0      6.6
   Changes in working capital and other                                 (15.9)    13.6
     assets and liabilities(2).....................................                        10.5      1.3
   Net interest and cash tax (paid)(3).............................     (13.8)    (9.8)   (11.6)    (1.4)
                                                                        -----     ----    -----     ----
          Total....................................................      29.2     55.3     53.9      6.5
Cash flows from investing activities:
   Capital expenditure ............................................     (45.7)   (55.9)   (41.9)    (5.1)
   Purchase of investments net of proceeds from disposal of
     investments...................................................      (1.7)    (3.1)    (2.0)    (0.2)
   Net increase in time deposits...................................     (17.3)    20.0      0.8      0.1
   Net changes in other activities(4) .............................       0.4      0.5      0.4      0.0
                                                                          ---      ---      ---      ---
          Total....................................................     (64.3)   (38.5)   (42.7)    (5.2)
Cash flows from financing activities:
   Proceeds from public offering, net of issuing expenses..........      24.3     11.6      ---      ---
   Proceeds from bank and other loans, net of repayments...........      10.7    (13.5)    (5.6)    (0.7)
   Contribution from minority interest, net of distributions to
   minority interests..............................................      (0.6)    (0.4)    (0.2)    (0.0)
   Maturity of debentures, net of maturities.......................
                                                                         (0.7)     ---      ---      ---
   Cash and cash equivalents distributed to Sinopec Group
     Company ......................................................      (0.1)    (6.4)     ---      ---
   Divended paid                                                         (0.6)    (6.7)    (8.7)    (1.0)
          Total....................................................      33.0    (15.4)   (14.5)    (1.7)
Net increase/(decrease) in cash and cash equivalents...............      (2.1)     1.4     (3.3)    (0.4)
Selected consolidated balance sheet items
   (as of year-end)
Cash and cash equivalents..........................................      19.6     21.0     17.7      2.1
Time deposits with financial institutions(5).......................      21.9      1.8      1.0      0.1

____________
(1) Represents income/(loss) before income tax and minority interests as adjusted for depreciation, depletion and amortization, dry hole cost, income from associates and jointly controlled entities, investment income, interest income, interest expense, unrealized foreign exchange (gains)/losses, loss on disposal of property, plant and equipment, impairment losses on long-lived assets, and reversal of impairment losses on long-lived assets net of depreciation effect.
(2) Represents decreases/(increases) in current assets, increases/(decreases) in current liabilities and increases in other assets, net of other liabilities.
(3) Represents interest received, interest paid, investment income received, income tax paid, and tax refunds received. (4) Represents proceeds from disposal of property, plant and equipment and repayments of loans from associates and jointly controlled entities.
(5) Represents time deposits with financial institutions with an initial term of three months or more and such deposits are not considered as cash equivalents.

       Net Cash from Operating Activities

       Net cash provided by operations, which represents income/(loss) before income tax and minority interests as adjusted for depreciation, depletion and amortization, dry hole cost, income from associates and jointly controlled entities, investment income, interest income, interest expense, unrealized foreign exchange (gains)/losses, loss on disposal of property, plant and equipment, impairment losses on long-lived assets, and reversal of impairment losses on long-lived assets net of depreciation effect, increased from RMB
51.5 billion (US$6.2 billion) in 2001 to RMB 55.0 billion (US$6.6 billion) in 2002. The increase was primarily due to the increased profitability of our refining, marketing and distribution and chemical operations in 2002. Net cash provided by working capital and other assets, which represents decreases/(increases) in current assets, increases/(decreases) in current liabilities and increases in other assets, net of other liabilities, was RMB
10.5 billion (US$1.3 billion) in 2002, which decreased partly due to the increase of inventory in 2002. We believe our working capital is sufficient to meet our present working capital requirement. Net cash provided by operations, working capital and other assets was partially offset by the net interest and tax paid of RMB 11.6 billion (US$1.4 billion). Net interest and tax paid in 2002 consisted primarily of RMB 5.6 billion (US$0.7 billion) of interest payments and RMB 6.6 billion (US$0.8 billion) of income tax paid.

       Cash Flows from Investing Activities

       Our cash outflows for capital expenditure projects amounted to RMB 45.7 billion (US$5.5 billion), RMB 55.9 billion (US$6.8 billion) and RMB 41.9 billion (US$5.1 billion) in 2000, 2001 and 2002, respectively.

         In 2002, capital expenditures for the exploration segment were RMB
20.2 billion (US$2.5 billion), and as a result, we increased our crude oil and natural gas production. In addition, in some of the oil fields with better prospects, a number of oil and gas wells of higher yield potential and areas with potentially sizeable reserves have been discovered. We have again successfully achieved a larger than 100% reserve replacement ratio for a sixth consecutive year. Capital expenditures for the refining segment were RMB 6.5 billion (US$0.8 billion). Twenty-one new or revamped refining facilities commenced operation during 2002, thereby increased our cleaner fuel production capacity and the processing capacity for sour crude oil. In addition, construction of the Ningbo-Shanghai-Nanjing crude oil pipeline commenced in 2002. The pipeline, once in operation, would facilitate optimizing our crude oil resource allocation and reducing crude oil costs. Capital expenditures for the chemicals segment were RMB 7.3 billion (US$0.9 billion). Twelve new or revamped petrochemical facilities commenced operation during 2002, adding annual production capacities of 600,000 tonnes of ethylene, 885,000 tonnes of synthetic resins and 223,900 tonnes of synthetic fiber monomers and polymers. Capital expenditures for the marketing and distribution segment were RMB 7.0 billion (US$0.8 billion), which was mainly used to build new pipelines and further improve the refined products marketing network through building new refined products or renovating existing service stations, thereby reinforcing our leading position in our principal markets and further enhancing our brand recognition and customer loyalty. Other capital expenditure was RMB 550 million (US$66.4 million), which was mainly used for construction of our management information system.

       We made investments of RMB 1.8 billion (US$0.2 billion), RMB 3.4 billion (US$0.4 billion) and RMB 2.1 billion (US$0.2 billion) in 2000, 2001 and 2002, respectively, in a variety of joint ventures. We also realized RMB
0.4 billion (US$48.3 million), RMB 0.7 billion (US$84.5 million) and RMB 0.5 billion (US$60.4 million) in 2000, 2001 and 2002, respectively, from the disposal of investments and property, plant and equipment.

       Cash flow from investing activities also included RMB 0.8 billion (US$0.1 billion) in maturity of time deposits net of increase in time deposits.

       Cash Flows from Financing Activities

       Net cash generated from financing activities was RMB (14.5) billion (US$(1.7) billion) in 2002, primarily because our repayment of bank and other loans exceeded proceeds from bank and other loans by RMB 5.6 billion (US$0.7 billion). The net cash outflow was also due to the dividend paid in 2002 of RMB8.7 billion (US$1.0 billion) and the net distribution of RMB 225.0 million (US$27.0 million) to minority interests.

       Cash and cash equivalents as of December 31, 2002 were RMB 17.7 billion (US$2.1 billion) as compared to RMB 21.0 billion (US$2.5 billion) as of December 31, 2001. Time deposits with financial institutions as of December 31, 2002 were RMB 1.0 billion (US$0.1 billion) as compared to RMB 1.8 billion (US$0.2 billion) as of December 31, 2001.

       Contractual Obligations and Commercial Commitments

       The following table sets forth our obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2002.


                                                                As of December 31, 2002
                                                    ------------------------------------------------
                                                                 Payment due by period
                                                    ------------------------------------------------
                                                       less than                             After 5
                                              Total      1 year    1-3 years    4-5 years     years
                                              -----    ---------   ---------    ---------    -------
                                                                     (RMB million)
Contractual obligations(1)
Short-term debts.........................     26,979     26,979           -           -           -
Long-term debts..........................     83,781      8,573      21,372      12,869      40,967
                                              ------      -----      ------      ------      ------

Total contractual obligations............    110,760     35,552      21,372      12,869      40.967
                                             =======     ======      ======      ======      ======

Other commercial commitments(2)
Standby credit facilities(3).............    100,000    100,000           -           -           -
Operating lease commitment...............     97,001      2,726       5,313       5,244      83,718
Capital commitment.......................     30,245     28,060       2,185         ---         ---
Exploration and production licenses......        566         55         142         106         263

Guarantees(4) & (5)......................      7,522      7,522           -           -           -
                                               -----      -----       -----       -----      ------

Total commercial obligations.............    235,334    138,363       7,640       5,350      83,981
                                             =======    =======       =====       =====      ======

_________________
(1) Contractual obligations represent on-balance sheet contractual liability as of the balance sheet date.
(2) Other commercial commitments represent off-balance sheet contingent liabilities, and other potential cash outflows (as of the balance sheet date) which may result from contingent events.
(3) Standby credit facilities represent standby loan facilities available to us as of the balance sheet date. As of December 31, 2002, our outstanding borrowings under these facilities totalled RMB 11,950 million which are included in short-term bank loans. These facilities expire at various dates in 2003 and contain no financial covenants.
(4) Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2002, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2002, the maximum amount of potential future payments under the guarantees was RMB 7,522 million. We monitor the conditions that are subject to the guarantees to identify whether a loss is probable, and will recognise any such loss under guarantees when those losses are estimable. As of December 31, 2002, it was not probable that we would be required to make payments under these guarantees. See note 24 to the consolidated financial statements for further information of the guarantees.
(5) In March 2003, we provided further guarantees of RMB 4,680 million to banks in respect of banking facilities granted to an associate.

       Historical and Planned Capital Expenditures

       The following table sets forth our capital expenditures by segment for each of the years ended December 31, 2000, 2001 and 2002 and the capital expenditures in each segment as a percentage of our total capital expenditures for such year.

                                         2000            2001              2002             Total
                                    ------------     ------------     ------------     -------------
                                    RMB  Percent     RMB  Percent     RMB  Percent      RMB  Percent

                                        (in billions, except percentage data)
Exploration and production .....    14.8      34%    20.2      35%    20.2     49%    55.3      39%
Refining........................     5.5       13     9.0       15     6.5      16    21.0       15
Marketing and distribution......    16.1       38    17.3       29     7.0      17    40.4       27
Chemicals.......................     6.2       15    11.9       20     7.3      17    25.4       18
Corporate.......................     0.3       --     0.4        1     0.5       1     1.2        1
                                    ----     ----    ----      ----   ----    ----   -----     ----
     Total......................    42.9     100%    58.8      100%   41.5    100%   143.3     100%
                                    ====     ===     ====      ====   ====    ====   =====     ====

       In 2003, we plan to spend RMB 37.6 billion (US$4.5 billion) in capital expenditure. Of our planned capital expenditure, RMB 18 billion (US$2.2 billion) is planned for our exploration and production segment, RMB 6.34 billion (US$0.8 billion) for our refining segment, RMB 7.64 billion (US$0.9 billion) for our chemicals segment, RMB 5.0 billion (US$0.6 billion) for our marketing and distribution segment and RMB 620 million (US$74.9 million) for construction of ERP system and other purposes. The focuses of our capital expenditure in 2003 will be on

       o further optimizing the investment structure, maintaining the investment efforts in the exploration and production segment and striving for increase in replacement resources;

       o more vigorously tapping the potential and increasing the efficiency of the existing blocks of oilfields and the existing refining and chemical enterprises;

       o continuously upgrading service stations in major cities and build more stations in new urban areas and off newly built expressways;

       o completing the construction of the Ningbo-Shanghai-Nanjing crude oil pipeline; and

       o fully launching of the ethylene facilities revamping project of Qilu Petrochemical Corp. and ensuring the completion and commissioning of the paraxylene project of Zhenhai Refining and Chemical Co., Ltd. and the PTA project of Yizheng Chemical Fiber Co., Ltd.

       In addition, the two world-class ethylene joint venture projects between each of BASF and bp and us, respectively, will begin their intensive construction period in 2003. We will make necessary investments in the proportion of the equity held by us in the joint venture companies at appropriate time according to the construction plans made by the joint venture companies' boards of directors. We currently estimate that the total construction investments for the two joint venture projects in 2003 will be approximately RMB 10 billion (US$1.2 billion).

       We plan to fund the capital and related expenditures principally through cash provided by operating activities and short- and long-term debts from domestic as well as overseas sources. Our capital expenditure plans are subject to a number of risks and uncertainties, and our actual capital expenditures may vary significantly from these planned amounts due to various factors. See "Item 3 -- Key Information -- Risk Factors -- Our development plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties".

Inflation

       Inflation in the PRC has not had a significant impact on our results of operations in recent years.

US GAAP Reconciliation

       Our consolidated financial statements are prepared in accordance with IFRS which differs in certain material respects from US GAAP. These differences, as they apply to our consolidated financial statements, relate primarily to:

       o the US GAAP requirement that payments made by Sinopec Group Company to employees that were transferred to and subsequently terminated by Sinopec Group Company are charged to current earnings, whereas under IFRS, such payments are not recorded in earnings;

       o the US GAAP requirement that investments accounted for by the equity method while the investee has activities in progress necessary to commence its planned operations are considered as qualifying assets for which interest is capitalized, whereas under IFRS, such investments are not considered as qualifying assets for which interest is capitalized;

       o the US GAAP requirement that foreign exchange differences on funds borrowed for property, plant and equipment be expensed, rather than capitalized as is allowed under IFRS;

       o the US GAAP requirement that property, plant and equipment be carried at historical costs less accumulated depreciation (depreciation expense is based on the historical costs), whereas under IFRS revalued property can be carried in the consolidated financial statements at the revalued amount less accumulated depreciation (depreciation expense is based on the revalued amount); and

       o the US GAAP requirement that an impairment loss be recognized on an asset when the sum of the expected undiscounted future cash flows resulting from the use of the asset and its eventual disposition is less than the carrying amount of the asset and the requirement that such impairment loss cannot be reversed, rather than the IFRS standard which involves the asset's discounted future expected cash flows and which permits, in some circumstances, the reversal of amounts previously written down.

       See note 31 to the consolidated financial statements for further information.

C.     RESEARCH AND DEVELOPMENT

       We have six research and development institutes at corporate level, one of which focuses on our exploration and production business, one of which focuses on safety production and occupational sanitary research and four of which focus on our refining and chemical business. In addition, we have approximately 100 research and development departments in our subsidiaries. The objectives of our research and development institutes and departments are to develop new exploration and recovery technologies, to discover new products, processes, technologies and equipment for our businesses and to improve existing products and processes. Our research and development institutes and departments also focus on improving efficiency, safety and environmental protection.

       Our expenditures for research and development were approximately RMB
1.7 billion, RMB 1.3 billion and RMB 1.5 billion (US$0.2 billion) for the years 2000, 2001 and 2002, respectively.

D.     TREND INFORMATION

       See " Item 5 -- Operating and Financial Review and Prospects -- Operating Results."


              ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A.    DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT



Directors

       The table and discussion below set forth certain information concerning our directors. Messrs. Li Yizhong, Wang Yi, Zhang Enzhao and Liu Guoguang and Ms. Huang Min have served up their respective terms as our directors and were no longer our directors after our extraordinary shareholders' meeting on April 22, 2002 (the "EGM"). Mr. Chen Tonghai was re-elected as our director at the EGM and was subsequently elected as our Chairman of the board of directors. Mr. Wang Jiming was re-elected as our director at the EGM and was subsequently elected as our Vice Chairman of the board of directors. Messrs. Mou Shuling, Zhang Jiaren and Cao Xianghong were re-elected as our directors, and Messrs. Chen Qingtai and Charles Tsu Kwok Ho were re-elected as our independent directors at the EGM. Messrs. Fan Yifei and Cao yaofeng were elected as our directors, and Messrs. Shi Wanpeng and Zhang Youcai were elected as our independent directors. Messrs. Liu Genyuan and Liu Kegu were elected as our directors at our annual shareholders' meeting on June 10, 2003. The current term for all our directors is three years, which will expire in April 2006.


  Name                           Age  Positions with the Company
  ----                           ---  ----------------------------------------------------
Li Yizhong*                      57   Chairman of the Board of Directors until April 22, 2003
Chen Tonghai                     54   Chairman of the Board of Directors after
                                      April 22, 2003; Vice Chairman of the Board
                                      of Directors before April 22, 2003
Wang Jiming                      60   Vice Chairman after April 22, 2003; President
Mou Shuling                      58   Director; Senior Vice President
Zhang Jiaren                     58   Director; Senior Vice President and Chief
                                      Financial Officer
Cao Xianghong                    57   Director; Senior Vice President
Wang Yi*                         46   Director until April 22, 2003
Fan Yifei                        39   Employee Representative; Director
Zhang Enzhao*                    56   Director until April 22, 2003
Cao Yaofeng                      49   Director
Liu Genyuan                      57   Director
Liu Kegu                         55   Director
Chen Qingtai                     65   Independent Non-executive Director
Liu Guoguang*                    79   Independent Non-executive Director until April 22, 2003
Ho Tsu Kwok Charles              53   Independent Non-executive Director
Shi Wanpeng                      65   Independent Non-executive Director
Zhang Youcai                     61   Independent Non-executive Director
Huang Min*                       59   Employee Representative Director until April 22, 2003


_________
Note:
* These directors' term of service as our directors ended on April 22, 2003.

       Li Yizhong*, 57, is the former Chairman of the board of directors of Sinopec Corp. Mr. Li is also the former President of Sinopec Group Company. Mr. Li graduated from Beijing Petroleum Institute in 1966 specialising in refining engineering. Mr. Li is a professor level senior engineer and has over 30 years' management experience in China's petroleum and petrochemical industry. From January 1985 to October 1987, Mr. Li was President of Qilu Petrochemical Company under Old Sinopec. From October 1987 to August 1997, Mr. Li was a Vice President and then Managing Vice President of Old Sinopec. From August 1997 to April 1998, Mr. Li served as Chairman and President of China East United Petrochemical Group Limited, and Chairman of Yizheng Chemical Fibre Company Limited. Mr. Li served as President of Sinopec Group Company from April 1998 to April 2003 and as Chairman of Sinopec Corp. from February 2000 to April 2003.

       Chen Tonghai, 54, is Chairman of the board of directors of Sinopec Corp. Mr. Chen is also President of Sinopec Group Company. Mr. Chen graduated from Northeastern Petroleum Institute in 1976 specializing in exploration engineering. Mr. Chen is a senior economist and a senior level administrator with extensive management experience in petrochemical industry and macro-economic control. From March 1983 to December 1986, Mr. Chen was Head of Zhenhai Petroleum and Petrochemical Plant. From 1986 to 1994, Mr. Chen served as a Deputy Mayor, Acting Mayor and Mayor of Ningbo City, Zhejiang Province. From 1994 to 1998, Mr. Chen served as a Vice Minister of the State Development and Planning Commission. Mr. Chen served as Vice President of Sinopec Group Company from April 1998 to April 2003 and as Vice Chairman of Sinopec Corp. from February 2000 to April 2003.

       Wang Jiming, 60, is Vice Chairman of the board of directors and President of Sinopec Corp. Mr. Wang graduated from China Eastern Petrochemical Institute in 1964 specializing in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in petroleum and petrochemical industry. From 1984 to 1993, Mr. Wang served as a Vice President, Acting President and President of Shanghai Petrochemical General Plant. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 and served as a Vice President of Old Sinopec and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Wang has been a director and President of Sinopec Corp. since February 2000. Since December 2001, Mr. Wang has also served as Chairman of Shanghai SECCO Petrochemical Company Limited.

       Mou Shuling, 58, is a director and Senior Vice President of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in 1968 specializing in petroleum exploration engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1992 to April 1997, Mr. Mou served as a Deputy Director and Director of Petroleum Exploration Bureau of Jiangsu Province. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou has been a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Mou has been a director of Sinopec Corp since February 2002 and was a Vice President of Sinopec Corp. from February 2000 to April 2003.

       Zhang Jiaren, 59, is a director, Senior Vice President and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in 1966 specializing in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as a Vice President and President of Zhenhai Petroleum and Petrochemical Plant, a subsidiary of Old Sinopec. In July 1994, Mr. Zhang served as Chairman and President of Zhenhai Refining and Petrochemical Company. Mr. Zhang served as a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Zhang has been a director of Sinopec Corp. since February 2000 and the Chief Financial Officer of Sinopec Corp. since March 2000, and was a Vice President of Sinopec from February 2000 to April 2003.

       Cao Xianghong, 57, is a director and Senior Vice President of Sinopec Corp. Mr. Cao graduated from Nanjing Petrochemical Institute in 1967 specializing in high polymer chemistry. Mr. Cao is a professor level senior engineer and an Academician of China Academy of Engineering. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as a Vice President and Chief Engineer of Beijing Yanshan Petrochemical Company, a subsidiary of Old Sinopec. From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yanshan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao has been a Director of Sinopec Corp. since February 2000 and was a Vice President of Sinopec Corp. from February 2000 to April 2003.

       Wang Yi*, 46, is a former director of Sinopec Corp. Mr. Wang graduated from Peking University majoring in Chinese history in July 1982. He also obtained a postgraduate degree from Peking University in contemporary Chinese history in November 1984. In January 1998, Mr. Wang obtained a doctorate degree in economics from Southwest Finance University. Mr. Wang was engaged in policy research, financial securities administration and management over a significant period of time, and has accumulated extensive experience in these areas. From October 1985 to September 1992, he was Secretary of Bureau of Government Offices Administration of the State Council. From September 1992 to October 1995, he was Deputy Director of Office of Securities Commission under the State Council. From October 1995 to January 1999, he was Vice Chairman of China Securities Regulatory Commission ("CSRC"). He has been Vice President of China Development Bank since January 1999. Mr. Wang was a director of Sinopec Corp. from August 2001 to April 2003.

       Fan Yifei, 39, is a director of Sinopec Corp. Mr. Fan is Assistant to the Governor of China Construction Bank. Mr. Fan graduated from Changzhou Financial and Economic School in July 1982 specializing in infrastructure finance and credit. He obtained a master's degree in finance from the Financial Science Research Institute of the Ministry of Finance in September 1990. In July 1993, he obtained a doctoral degree in finance from the Renmin University of China. He is a senior accountant. He has long engaged in financial management work, and has relatively extensive experience in financial management. From February 1994 to September 1994, he was the Assistant to the General Manager and Manager of the Finance Department of the Trust Investment Company of China Construction Bank. From September 1994 to July 1996, he served as a Deputy Director of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. He has been the Assistant to the Governor of China Construction Bank since February 2000.

       Zhang Enzhao*, 56, is a former director of Sinopec Corp. Mr. Zhang graduated from Fudan University majoring in Finance in July 1984. He is a senior economist. Mr. Zhang has been working in the financial management field for many years, and has accumulated extensive experience in the area. From July 1984 to January 1986, he was Vice President of China Investment Bank Shanghai Branch. From January 1986 to June 1987, he was the Vice President of China Construction Bank Shanghai Branch. From June 1987 to September 1999, he was President of China Construction Bank Shanghai Branch. From September 1999 to January 2002, he was Vice President of China Construction Bank. He has been President of China Construction Bank since January 2002.Mr. Zhang was a director of Sinopec Corp. from August 2001 to April 2003.

       Cao Yaofeng, 49, is a director of Sinopec Corp. Mr. Cao is Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited. Mr. Cao graduated from the General Section of East China Petroleum Institute in September 1977 specializing in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to February 2002, he was a Deputy Director of Shengli Petroleum Administration Bureau under China Petrochemical Group Company. He acted concurrently as a Vice-chairman of the board of directors of Sinopec Shengli Oilfield Company Limited in May 2000. From December 2001 to December 2002, he was a director and the General Manager of Sinopec Shengli Oilfield Company Limited. He has been the Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited since December 2002.

       Liu Genyuan, 57, is a director of Sinopec Corp. Mr. Liu is Managing Vice President of Sinopec Group Company. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specializing in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petroleum and petrochemical industry. From May 1995 to July 2001, he served as President of Shanghai Gaoqiao Petrochemical Company. Mr. Liu has been Managing Vice President of Sinopec Group Company since July 2001.

       Liu Kegu, 55, is a director of Sinopec Corp. Mr. Liu is Vice President of China Development Bank. Mr. Liu graduated from the Renmin University of China in February 1982 specializing in politics and economics. He then obtained a doctorate degree from Northeast Finance University in July 2000 specializing in finance. Mr. Liu was engaged in economic management over a long period of time, and has accumulated extensive experience in macro-economic management. From September 1986 to March 1990, he was Vice President of Beijing Public Transportation Company. From March 1990 to October 1996, he served as Vice Chairman of Financial Structure and Tax System Reform Bureau, and then as Chairman of Taxation Administration Bureau, of State Ministry of Finance. From October 1996 to May 1999, he was the assistant to President of Liaoning Province. From May 1999 to September 2002, he served as Vice President of Liaoning Province. Mr. Liu has been Vice President of China Development Bank since September 2002.

       Chen Qingtai, 65, is an independent director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in 1964 specializing in power and dynamics engineering. Mr. Chen is a researcher and a well-known economist in China. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works. From July 1992 to April 1993, Mr. Chen served as a Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as a Vice Minister of State Economic and Trade Commission. Mr. Chen has been a Vice Minister of the State Council Development and Research Center since March 1998. Mr. Chen has also served as the Dean of Public Administration School of Tsinghua University since July 2000. Mr. Chen has been an independent director of Sinopec Corp since February 2000.

       Liu Guoguang*, 79, is a former independent director of Sinopec Corp. Mr. Liu is a well-known economist in China and is a Standing Committee Member of the 8th National People's Congress. Mr. Liu graduated in 1946 from National Southwestern United University specializing in economics. He later attended and graduated from the Graduate School of Moscow National Institute of Economics in 1955, where he was a research fellow and doctorate degree candidate. From 1955 to 1982, Mr. Liu served as a research fellow and Vice President of China Academy of Social Science. Mr. Liu also served as a Deputy Director of the National Statistics Bureau. From 1982 to 1983 Mr. Liu served as Dean of Economics at the Institute of China Academy of Social Science and as a Vice President of the Academy. Since 1993, Mr. Liu has been a special consultant to China Academy of Social Science. Mr. Liu was an independent director of Sinopec Corp from February 2000 to April 2003.

       Ho Tsu Kwok Charles, 53, is an independent director of Sinopec Corp. Mr. Ho is President and a director of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. Mr. Ho is also Chairman and a director of Global China Investments Limited, a joint-venture with a Canadian provincial government pension fund, the Ontario Municipal Employees Retirement System, and he is responsible for devising investment and management strategies of Global China Investments Limited. Mr. Ho is the Honorary Chairman and a non-executive director of Sing Tao Holdings Limited, and a non-executive director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Chinese People's Political Consultative Conference and a member of Economic Consultative Advisor to the Shandong Provincial Government. He is a Trustee of the University of International Business and Economics of China and an Honorary Trustee of Peking University and the Chinese University of Hong Kong. Mr. Ho has been an independent director of Sinopec Corp since June 2000.

       Shi Wanpeng, 65, is an independent director of Sinopec Corp. Mr. Shi is a member of the Ninth Session of the National Committee of the Chinese People's Political Consultative Conference. Mr. Shi graduated from Northern Jiaotong University in August 1960 specializing in railway transportation administration. He is a professor level senior engineer. He has long engaged in economic management work, and has extensive experience in macro-economic control. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as a Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. He has been a member of the Ninth Session of the National Committee of the Chinese People's Political Consultative Conference since March 2002.

       Zhang Youcai, 61, is an independent director of Sinopec Corp. Mr. Zhang is Chairman of The Chinese Institute of Chief Accountants. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specializing in inorganic chemistry. He is a professor. He has long engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-president, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor, respectively, of Nantong City. He was a Vice Minister and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002.

       Huang Min*, 59, is a former director and the employee representative on the Board of Directors of Sinopec Corp. Ms. Huang is a professor level economist. Ms. Huang graduated from Beijing Petroleum Institute in 1968 specializing in petroleum exploration engineering. Ms. Huang has extensive experience in personnel management and labor matters in petroleum industry. Ms. Huang has been President of the Trade Union at Shengli Petroleum Administration Bureau since December 1992. Ms. Huang was a director of Sinopec Corp. from February 2000 to April 2003.

Supervisors

       The table and discussion below set forth certain information concerning our supervisors. Messrs. Yu Qingbo, Hou Shaojian and Jiang Baoxing have served up their respective terms as our supervisors and were no longer our supervisors after our shareholders' extraordinary meeting on April 22, 2003 (the "EGM"). Mr. Wang Zuoran was re-elected as our supervisor at the EGM and was subsequently elected as Chairman of our board of supervisors. Messrs. Zhang Chongqing, Wang Peijun and Wang Xianwen were re-elected as our supervisors at the EGM. Mr. Cui Jianmin was re-elected as our independent supervisor at the EGM. Messrs. Zhang Baojian and Kang Xianzhang were elected as our supervisors, and Mr. Li Yonggui was elected as our independent supervisor at the EGM. In addition, our employees have elected Messrs. Su Wensheng, Cui Guoqi, Zhang Xianglin and Zhang Haicao as our employee representative supervisors as of April 22, 2003. The current term of our supervisors is three years, which will expire in April 2006.


  Name                            Age          Position with the Company
  ----                            ---  --------------------------------------------------------
Yu Qingbo*                        65   Chairman of the Board of Supervisors until April 22, 2003
Wang Zuoran                       52   Chairman of the Board of Supervisors
Zhang Chongqing*                  58   Supervisor
Wang Peijun                       57   Supervisor
Wang Xianwen                      58   Supervisor
Zhang Baojian                     58   Supervisor
Kang Xianzhang                    54   Supervisor
Hou Shaojian*                     60   Supervisor until April 22, 2003
Jiang Baoxing*                    57   Employee Representative Supervisor until April 22, 2003
Cui Jianmin                       70   Independent Supervisor
Li Yonggui                        62   Independent Supervisor
Su Wensheng                       46   Employee Representative Supervisor
Cui Guoqi                         41   Employee Representative Supervisor
Zhang Xianglin                    56   Employee Representative Supervisor
Zhang Haicao                      45   Employee Representative Supervisor

_________
* These supervisors' term of service as our supervisors ended on April 22, 2003.

       Yu Qingbo*, 65, is the former Chairman of the board of supervisors of Sinopec Corp. Mr. Yu is a professor level senior economist. Mr. Yu graduated from Harbin Military Engineering Institute in 1964 specializing in automation. He has extensive experience in supervising management and employees. Mr. Yu previously served as a Deputy Director of the General Administrative Office and Deputy Secretary General of the Department of Central Organization. Since 1995, Mr. Yu has been Director of Disciplinary Supervision Committee at Old Sinopec and Sinopec Group Company. Mr. Yu served as a supervisor and Chairman of the board of supervisors of Sinopec Corp. in February 2000 to April 2003.

       Wang Zuoran, 52, is Chairman of the board of supervisors of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in 1994 specializing in economic administration. From July 1994 to February 2000, Mr. Wang served as a Deputy Director and chief officer of Shengli Petroleum Administration Bureau. Since February 2000, Mr. Wang has been an assistant to the President of Sinopec Group Company. Mr. Yu has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001 and has been a supervisor of Sinopec Corp. since February 2000.

       Zhang Chongqing, 58, is a supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in 1967 specializing in polymer chemistry. From April 1991 to February 1993, Mr. Zhang served as a Deputy President of Planning Institute of Old Sinopec. From February 1993 to December 1998, Mr. Zhang served as a Deputy Director and Director of General Administrative Office of Old Sinopec. Mr. Zhang has been Director of General Administrative Office of Sinopec Group Company since December 1998. Mr. Zhang has been a supervisor of Sinopec Corp. since February 2000.

       Wang Peijun, 57, is a supervisor of Sinopec Corp. Mr. Wang graduated from Northeastern Petroleum Institute in 1970 specializing in oil and gas field engineering. From June 1989 to August 1991, Mr. Wang was Head of Qilu Petroleum and Petrochemical Company of Old Sinopec. From August 1990 to December 1998, he served as a Deputy Director and Director of the Human Resource Department of Old Sinopec. Since December 1998, Mr. Wang has been Director of the Human Resource Department of Sinopec Group Company. Mr. Wang has been a supervisor of Sinopec Corp. since February 2000.

       Wang Xianwen, 58, is a supervisor of Sinopec Corp. Mr. Wang graduated from Jilin University in 1968 specializing in chemistry. From April 1984 to March 1990, Mr. Wang served as a Deputy Manager of Jinzhou Petrochemical Company of Old Sinopec. From March 1990, Mr. Wang served as Deputy Director and Director of Old Sinopec's Auditing Bureau. Mr. Wang has been Director of Sinopec Group Company's Auditing Bureau since December 1998. Mr. Wang has been a supervisor of Sinopec Corp. since February 2000.

       Zhang Baojian, 58, is a supervisor of Sinopec Corp. Mr. Zhang is Director of the Finance and Planning Department of China Petrochemical Group Company and Vice-chairman of the Board of Directors of Sinopec Finance Company Limited. Mr. Zhang graduated from Shandong Financial and Economic College in July 1968 specializing in accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and a Deputy Director of the Finance Department of the former China Petrochemical Corporation. He acted concurrently as the Vice-chairman of Sinopec Finance Company Limited since May 1993. From October 1995 to February 2000, he served as the Director of the Finance Department of the former China Petrochemical Corporation (and later China Petrochemical Group Company), and concurrently served as Chairman of Sinopec Finance Company Limited. Mr. Zhang has been Director of the Finance & Planning Department of China Petrochemical Group Company, and has been acting concurrently as a Vice-chairman of the board of directors of Sinopec Finance Company Limited since February 2000.

       Kang Xianzhang, 54, is a supervisor of Sinopec Corp. Mr. Kang is Director of the Supervisory Department of Sinopec Corp. He is also a Deputy Head of the Discipline Inspection Group and the Director of the Supervisory Bureau of China Petrochemical Group Company. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specializing in ideology politics. He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specializing in party and political affairs management (undergraduate course). He is a senior political worker. From June 1995 to April 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From April 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of China Petrochemical Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of China Petrochemical Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001.

       Hou Shaojian*, 60, is a former supervisor of Sinopec Corp. Mr. Hou graduated from Shandong University in 1967 specializing in chemistry. Mr. Hou previously served as Deputy Director of Lanzhou Chemical Industrial Company and President of Urumqi Petrochemical Works. From March 1997 to March 2001, Mr. Hou was Deputy Director of Disciplinary Supervision Committee and Director of Supervisory Bureau of Old Sinopec and Sinopec Group Company. Since March 2001, Mr. Hou has been a researcher in the Supervisory Bureau of Sinopec Corp. Mr. Hou was a supervisor of Sinopec Corp. from February 2000 to April 2003.

       Jiang Baoxing*, 57, is the former employee representative supervisor of Sinopec Corp. Mr. Jiang is a senior economist. Mr. Jiang graduated in 1987 from Shanghai Television University specializing in political science and administration. Mr. Jiang was Chairman of the Trade Union of Shanghai Petrochemical General Plant from August 1990 to June 1993. Mr. Jiang has been Chairman of the Trade Union and an executive director of Shanghai Petrochemical Company Limited, a subsidiary of Sinopec Corp. since June 1993. Mr. Jiang was an employee representative supervisor of Sinopec Corp. from February 2000 to April 2003.

       Cui Jianmin, 70, is an independent supervisor of Sinopec Corp. Mr. Cui graduated from the People's University of China in 1962 specializing in planning. Mr. Cui is a senior auditor and has extensive management experience in audit and finance fields. From June 1983 to April 1985, Mr. Cui served as Director of Industry and Transportation Bureau of State Audit Office. From January 1985 to April 1995, Mr. Cui has served as a Deputy Auditor-General and Managing Deputy Auditor-General of State Audit Office. Mr. Cui is now Chairman of Chinese Certified Public Accountants Association. Mr. Cui has been an independent supervisor of Sinopec Corp. since April 2000.

       Li Yonggui, 62, is an independent supervisor of Sinopec Corp. Mr. Li is Chairman of the China Taxation Consulting Association. Mr. Li graduated from Shandong Financial and Economic College in July 1965 specializing in finance. He is a senior economist and a certified public accountant. He has long engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was the Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as the Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as the Deputy Director of the State Administration of Taxation. He was the Chief Economist of the State Administration of Taxation of China From February 1995 to September 2001. Mr. Li has been the Chairman of the China Taxation Consulting Association since May 2000.

      Su Wensheng, 46, is an employee representative supervisor of Sinopec Corp. Mr. Su is Acting Deputy Secretary of the Party Working Committee of the Headquarter responsible for Sinopec Corp.'s Western China E&P operation, and Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company. Mr. Su graduated from Tsinghua University in December 1980 specializing in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the former Beijing Designing Institute, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former China Petrochemical Corporation. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company since October 1998. He has acted concurrently as the Acting Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since December 2001.

      Cui Guoqi, 49, is an employee representative supervisor of Sinopec Corp. Mr. Cui is Chairman of the Trade Union of Sinopec Beijing Yanhua Petrochemical Company Limited, a member of the Executive Committee of the All China Federation of Trade Unions, and a member of the Standing Committee of the National Committee of the Chinese Energy Resources and Chemical Industry and Engineering Society of China. Mr. Cui graduated from the Correspondence Teaching College of People's University in December 1985 specializing in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior economist. Mr. Cui has served as Chairman of the Trade Union of Sinopec Yanshan Company since February 2000.

      Zhang Xianglin, 56, is an employee representative supervisor of Sinopec Corp. Mr. Zhang is director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited. Mr. Zhang graduated from Beijing Machinary College in July 1970 specializing in precision machine tool. He is a Senior Party Affairs Educator. He has served as a director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company limited since January 2000.

      Zhang Haichao, 45, is an employee representative supervisor of Sinopec Corp. Mr. Zhang is Manager of Sinopec Zhejiang Petrochemical Company. Mr. Zhang graduated from Zhoushan Petrochemical School in December 1979 specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in oil storage and transportation. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. From April 1990 to March 1998, he was a Deputy Manager and Manager, respectively, of Ningbo Petroleum Branch Company. He served as a Deputy General Manager of Zhejiang Petroleum Company and served concurrently as Manager of Ningbo Petroleum Branch Company from March 1998 to September 1999. He has served as the General Manager of Zhejiang Petroleum Company since September 1999, and has served as the Manager of Sinopec Zhejiang Petroleum Company since February 2000.

Other Executive Officers

       Wang Tianpu, 40, is a Senior Vice President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute specializing in fundamental organic chemistry in July 1985. He then graduated from Dalian Science and Technology University in July 1996 and obtained a master's degree in business administration. He is a professor level senior engineer, and has accumulated extensive experience in production management in petrochemical industry. From March 1999 to February 2000, he was Vice President of Qilu Petroleum and Petrochemical Company under Old Sinopec. From February 2000 to September 2000, he was Vice President of Sinopec Corp.'s Qilu branch company. From September 2000 to August 2001, he was President of Sinopec Corp.'s Qilu branch company. Mr. Wang served as Vice President of Sinopec Corp. from August 2001 to April 2003.

       Wang Zhigang, 46, is a Vice President of Sinopec Corp. Mr. Wang is Vice Chairman of Shengli Petroleum Management Department of China Petrochemical Corporation. Mr. Wang graduated from East China Petroleum Institute in January 1982 specializing in oil production, and then obtained a master degree from University of Petroleum in June 2000 specializing in oil and gas development engineering. He is a professor level senior engineer. From February 2000 he was Vice-president of Shengli Oil Field Limited Company under Sinopec Corp. From February to June in 2000, he was Vice-president of Shengli Oil Field Limited Company under Sinopec Corp. From June 2000 to December 2001, Mr. Wang served as Director and Managing President of Shengli Oil Field Limited Company under Sinopec Corp. He was appointed Non-executive Vice-chairman of the Committee of Economics and Trade of Ningxia Hui Autonomous Region in October 2001.

       Zhang Jianhua, 39, is a Vice President of Sinopec Corp. Mr. Zhang is President of Shanghai Gaoqiao branch company under Sinopec Corp. Mr. Zhang graduated from East China Chemistry and Engineering Institute in July 1986 specializing in petroleum refinery, and then obtained a master degree from East China University of Science and Technology specializing in chemical engineering. He is a professor level senior engineer. In April 1999 Mr. Zhang was appointed Vice-president of Shanghai Gaoqiao Petrochemical Company under China Petrochemical Corporation. From February to September in 2000, he was Vice-president of Shanghai Gaoqiao branch company under Sinopec Corp. Mr. Zhang has been President of Shanghai Gaoqiao branch company under Sinopec Corp. since September 2000.

       Cai Xiyou, 41, is a Vice President of Sinopec Corp. Mr. Cai is Director and Managing President of China International Petrochemical United Limited Company. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 specializing in petroleum refinery automation, and then obtained an MBA degree from China Industry and Science Dalian Training Center. He is a senior economist. From June 1995 to May 1996, Mr. Cai was Vice-president of Jinzhou Petrochemical Company under China Petrochemical Corporation before the industry reorganization. From May 1996 to December 1998, he was Managing Vice-president of Dalian Western Pacific Petrochemical Limited Company. From December 1998 to June 2001, he acted as Vice-president of Sales Company under Sinopec Corp.; and from June to December in 2001, he acted as Managing Vice-president of Sales Company under Sinopec Corp. He has been Director and Managing President of China International Petrochemical United Limited Company since December 2001.

       Li Chunguang, 47, is a Vice President of Sinopec Corp. Mr. Li is Director of petroleum sales of Sinopec Corp. Mr. Li graduated from Heilongjiang Business Institute in January 1982 specializing in petroleum storage and transportation. He is a senior engineer. Mr. Li acted as Vice-president of Sales Company under Sinopec Corp. from October 1995 to June 2001. From June 2001 to December 2001, he was President of Sales Company under Sinopec Corp., and has been Director of petroleum sales department of Sinopec Corp. since December 2001.

       Zhang Honglin, 60, is General Counsel of Sinopec Corp. Mr. Zhang graduated from Nanjing Petrochemical Institute in 1967 specializing in petrochemical engineering. Mr. Zhang is a professor level senior economist. From August 1986 to August 1988, Mr. Zhang served as Head of Research Institute of Petroleum and Petrochemical Industrial Science of Old Sinopec. From August 1988 to May 1997, Mr. Zhang served as a Deputy Director of Enterprise Management Department at Old Sinopec and President of Shanlong Economic Development Company, a subsidiary of Old Sinopec. From May 1997 to November 1997, Mr. Zhang was Director of Old Sinopec's Assets Operation and Management Department. From November 1997 to June 1998, he served as a director and Vice President of China Eastern United Petrochemical Group Limited. Mr. Zhang has been Director of Sinopec Group Company's Assets Operation and Management Department and Enterprise Reforming Department since June 1998. Mr. Zhang served as company secretary to the Board of Directors of Sinopec Corp. from February 2000 to April 2003.

       Chen Ge, 41, is secretary to the board of directors of Sinopec Corp. Mr. Chen is Director of Sinopec Corp.'s Secretariat to the board of directors. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 specializing in petroleum refinery, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was a Deputy Director of Sinopec Corp.'s Secretariat to the board of directors. Mr. Chen has been the Director of Sinopec Corp.'s Secretariat to the board of directors since December 2001.

B. ~              COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

       We are established and are continuously enhancing a fair and transparent reward and supervision system for directors, supervisors and other senior management members. We have adopted initiative policies approved by the first extraordinary shareholders' meeting on September 7, 2000 including the Performance Evaluation and Remunerations Incentive Scheme for the Senior Management, the Share Appreciation Rights Scheme, and the Conditions for the Implementation of the Initial Granting of Share Appreciation Rights Scheme.

       Our directors and supervisors receive their remuneration in the form of basic salary and performance rewards, including the amount retirement pension plan. During 2002, no share appreciation right is exercised.

       During 2002, directors in office (excluding directors and independent directors who do not hold any office at Sinopec Corp.), supervisors (excluding independent supervisors) and senior management were paid RMB1,822,757 in total compensation. The three highest paid directors and the three highest paid senior management members respectively received RMB418,372 (US$50,528) and RMB452,192 (US$54,613) in total compensation. Independent directors Mr. Chen Qingtai, Mr. Liu Guoguang, Mr. Ho Tsu Kwok Charles and independent supervisor Mr. Cui Jianmin each received RMB16,000 remuneration. Directors Mr. Wang Yi and Mr. Zhang Enzhao are not paid any emolument by us.

       During 2002, amongst our 16 directors (excluding directors and independent directors who do not hold any office at Sinopec Corp.), supervisors (excluding independent supervisors) and senior management members who are in office, one of them received annual compensation an amount above RMB150,000, 11 of them received annual compensation between RMB100,000 and RMB150,000, and 4 of them received annual compensation between RMB50,000 and RMB100,000.

       We do not have any service contract with any director that provides for benefits upon termination of employment.

C.     BOARD PRACTICE

       In accordance with the Rules and Procedures for the Board of Directors' Meeting that was adopted as an appendix to our articles of association at the extraordinary shareholders' meeting on April 22, 2003, we are in the process of setting up three special committees, namely, an audit committee, a strategy committee and a remuneration and evaluation committee. Upon their establishment, the majority of the members of these special committees shall be independent directors. In addition, the audit committee shall have at least one independent director who is a financial expert.

       The main responsibilities of the audit committee shall include:

       o    to propose the appointment or replacement of the external auditor;

       o    to oversee the internal auditing system and its implementation;

       o to coordinate the communication between the internal auditing department and the external auditor;

       o    to examine and approve financial information and it disclosure;
            and

       o    to examine the internal control system.

       The main responsibilities of the strategy committee are to conduct research and put forward proposals on the long-term development strategy and significant investments.

       The main responsibilities of the remuneration and evaluation committee shall include:

       o to research on evaluation criteria for directors and the president, to conduct their evaluations and make necessary suggestions; and

       o to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors.

D.     EMPLOYEES

       As of December 31, 2000, 2001 and 2002, we had approximately 508,168 , 443,808 and 418,871 employees. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2002.

     By Segment                                                     Number of       Percentage of Total
                                                                    Employees       Number of Employees
                                                                    ---------       -------------------
     Exploration and Production ................................       144,142               34.4
     Refining ..................................................        82,921               19.8
     Marketing and Distribution ................................        91,169               21.8
     Chemicals .................................................        96,009               22.9
     Corporate and Others ......................................         4,630                1.1
                                                                         -----                ---
     Total   ...................................................       418,871              100.0
                                                                       =======              =====


    By Employee's Scope of Work              Number of Employees            Percentage of Total Number of
                                             -------------------                      Employees
                                                                            -----------------------------
Production                                         187,574                              44.8%
Sales                                               89,901                              21.5%
Technical                                           47,178                              11.3%
Finance                                             11,471                               2.7%
Administration                                      34,446                               8.2%
Others                                              48,301                              11.5%
Total                                              418,871                               100%



            By Education                     Number of Employees            Percentage of Total Number of
                                             -------------------                     Employees
                                                                            -----------------------------
Master's degree and above                            2,657                               0.6%
University and college                              42,669                              10.2%
Polytechnic college                                 64,757                              15.5%
Technical/polytechnic school                        51,437                              12.3%
High school, technical/polytechnic                 257,351                              61.4%
secondary school and below
Total                                              418,871                               100%

       We have trade unions that protect employee rights, organize educational programs, assist in the fulfillment of economic objectives, encourage employee participation in management decisions, and assist in mediating disputes between us and individual employees. We have not been subjected to any strikes or other labor disturbances that have interfered with our operation, and we believe that our relations with our employees are good.

       The total remuneration of our employees includes salary, performance bonuses and allowances. Employees also receive certain subsidies in housing, health services, education and other miscellaneous items.

       As at December 31, 2002, we had a total of 91,912 retired employees, and all of them have participated in basic pension schemes administered by provincial (autonomous regions and municipalities under direct control of the Central Government) governments. Government-administered pension schemes are responsible for the payments of basic pensions. Details of our employee's retirement scheme of the Company are set out in note 32 to our consolidated financial statements included elsewhere in this annual report.

E.     SHARE OWNERSHIP

       Our directors, supervisors and senior officers do not have share ownership in us.

          ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A.     MAJOR SHAREHOLDERS

       The following table sets forth information regarding our major shareholders as of April 30, 2003.

                                                        Number of
                                                       Shares Owned
Shareholder                                            (in millions)      Percentage
                                                       -------------      ----------
Sinopec Group Company..............................       47,743            55.06%
China Development Bank ............................        8,776            10.12
China Xinda Asset Management Corporation...........        8,721            10.06

       As at April 30, 2003, we had 67,121,951,000 state-owned shares, 16,780,488,000 H shares and 2,800,000,000 A shares outstanding. As at April 30, 2003, we had 12,793,748 ADRs outstanding, which represented underlying ownership of 1,279,374,800 H shares and were beneficially owned by approximately 4,400 record owners.

RELATED PARTY TRANSACTIONS

       Sinopec Group Company owns 55.06% of our outstanding equity as of April 30, 2003. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

       We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company are governed by a number of service and other contracts between Sinopec Group Company and us.
 A discussion of these agreements and arrangements is set forth on pages 93 through 98 under the heading "Item 7 - Major Shareholders and Related Party Transactions-Related Party Transactions" in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2001, which discussion is hereby incorporated by reference.

       On December 19, 2002, we entered into an assets swap agreement with Sinopec Group Company pursuant to which we transferred some of our water plants, maintenance and repair equipment and geologic and geophysical assets to Sinopec Group Company in exchange of its certain service stations and oil depots. Sinopec Group Company's assets transferred to us had an appraised value of approximately RMB1,040 million (US$125.6 million), and our assets transferred to Sinopec Group Company had an appraised value of approximately RMB1,021 million (US$123.4 million). We paid Sinopec Group Company the difference of approximately RMB19 million (US$2.3 million) in cash. The assets swap was completed on December 31, 2002.

       Please also see note 26 to our consolidated financial statements included elsewhere in this annual report.

B.     INTERESTS OF EXPERTS AND COUNSEL

       Not applicable.


                        ITEM 8. FINANCIAL INFORMATION


A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

       See page F-1 to F-57 following Item 19.

Legal Proceedings

       We are involved in certain judicial and arbitral proceedings before Chinese courts or arbitral bodies concerning matters arising in connection with the conduct of our businesses. We believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

Dividend Distribution Policy

       Our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders' approval. The board may declare interim and special dividends at any time under general authorization by a shareholders' ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may determine are important.

       For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in renminbi and paid in HK dollars. The depositary will convert the HK dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.

       In addition to cash, dividends may be distributed in the form of shares. Any distribution of shares, however, must be approved by special resolution of the shareholders. Dividends in the form of shares will be distributed to the depositary and, except as otherwise described in the Deposit Agreement, will be distributed by the depositary in the form of additional ADSs, to holders of ADSs.

       Dividends may be paid only out of our distributable profits (less allocations to the statutory funds which generally range from 15% to 20% of our net income determined in accordance with PRC GAAP) and may be subject to PRC withholding tax. Our articles of association limit our distributable profits to the lower of the amount determined in accordance with PRC GAAP and IFRS. Subject to the above, we currently expect that we will distribute as dividends up to 40% of our distributable profits.

       Our board of director has proposed a final dividend of RMB 0.08 per ordinary share for the year ended December 31, 2002, which is equivalent to RMB 8.0 (US$0.97) per ADS. After deducting the interim dividends distribution of RMB 0.02 per ordinary share, the year-end dividend is RMB 0.06 per ordinary share, which is equivalent to RMB 6.0 (US$0.72) per ADS . This proposal is subject to approval by the shareholders' general meeting.


B.     SIGNIFICANT CHANGES

       None.


                        ITEM 9. THE OFFER AND LISTING

       Not applicable, except for Item 9A (4) and Item 9C.

       Our H Shares have been listed on the stock Exchange of Hong Kong Stock (Code: 0386), and our ADSs, each representing 100 H Shares, have been listed on the New York Stock Exchange and the London Stock Exchange under the symbol "SNP", since we completed our initial public offering on October 19, 2000. Prior to that time, there was no public market for our H Shares. The Stock Exchange of Hong Kong is the principal non-U.S. trading market for our H Shares. Our publicly traded domestic shares, or A shares, are listed on the Stock Exchange of Shanghai (Code: 600028).

       The following table sets forth, for the periods indicated, the high and low closing prices per H Share, as reported on the Stock Exchange of Hong Kong, per ADS, as reported on the New York Stock Exchange and per A share, as reported on the Stock Exchange of Shanghai .


                                 The Stock Exchange       The New York Stock
                                    of Hong Kong               Exchange           The Shanghai Stock Exchange
                                 ------------------       ------------------      ---------------------------
Period                            High        Low         High          Low           High           Low
       Past 6 Months                    (HK$)                    (US$)                       (RMB)
2003         June (up  to       1.84        1.71        24.25        22.20          4.04          3.78
             June 16, 2003)
             May                  1.67        1.45        21.74        18.84          3.99          3.77
             April                1.57        1.46        20.45        18.34          3.98          3.48
             March                1.56        1.39        19.84        17.56          3.60          3.39
             February             1.49        1.36        19.18        17.80          3.53          3.39
             January              1.38        1.24        19.33        17.30          3.51          2.94

2002         December             1.38        1.24        17.49        15.56          3.51          2.94

      Quarterly Data
2003         First Quarter        1.56        1.24        19.84        17.30          3.60          2.94

2002         Fourth Quarter       1.38        1.17        17.49        14.60          3.40          3.01
             Third Quarter        1.44        1.13        18.05        14.57          3.85          3.44
             Second Quarter       1.42        1.25        18.33        15.85          3.90          3.10
             First Quarter        1.30        1.05        16.68        13.50          3.40          3.01

2001         Fourth Quarter       1.21        1.02        15.55        12.83          3.96          3.29
             Third Quarter        1.56        1.00        20.05        12.83          4.36          3.85
             Second Quarter       1.65        1.14        21.00        14.50
             First Quarter        1.32        1.06        16.80        14.00

        Annual Data
2002                              1.44        1.05        18.33        13.50          3.90          3.01
2001                              1.65        1.00        21.00        12.80          4.36          3.29
2000         (October 19          1.70        1.19       21.437        14.875
             to December 31)
___________
Source: Bloomberg


                       ITEM 10. ADDITIONAL INFORMATION


A.     SHARE CAPITAL

       Not applicable.


B.     MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following is a summary of certain provisions of our articles of association, as amended, the Company Law of the PRC (1993) and certain other applicable laws and regulations of the PRC. You and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations for further information.

Objects and Purposes

     We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 1000001003298. Article 12 of our articles of association provides that our scope of businesses includes, among other things, exploration, development and sales of petroleum and natural gas; pipeline transportation of petroleum and natural gas; petroleum refining; production, sales and storage of refined petroleum products, petrochemical products, chemical fiber products and other chemical products; wholesale, retailing and storage of refined petroleum products and other petroleum products; operation of convenience stores; power generation; manufacturing and installation of machinery; purchase and sales of raw materials, charcoal, and equipment; import and export; and provision of technology services and labor services.

Directors

     Our directors shall be elected at our shareholders' general meeting. Cumulative voting shall be adopted for the election of directors if a controlling shareholder controls 30% or more of our shares. Details of the cumulative voting mechanism are set forth in Article 57 of the Rules and Procedures for the Shareholders' General Meetings that is an appendix to, and forms an integral part of, our articles of association. Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two terms. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.

      Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

      Unless the interested director discloses his interests to the board and the contract, transaction or arrangement in which the director is materially interested is approved by the board at a meeting in which the director neither votes nor is not counted in the quorum, such contract, transaction or arrangement shall be voidable by us except with respect to a bona fide party thereto who does not have notice of the director's interests.

      We are prohibited from making loans or providing guarantees to our directors and their associates except where such loan or guarantee is to meet expenditure requirement incurred or to be incurred by the director for the purposes of the company or for the purpose of enabling the director to perform his or her duties properly.

     The board of directors shall examine and approve the amount of the long-term loans for the current year in accordance with the annual investment plan as approved by the shareholders' general meeting. The chairman of the board may make adjustments of not more than 10% of the total amount of the long-term loans for the current year as approved by the board of directors. The board of directors shall also approve the total amount of the working capital loans for the current year. Within the total amount of the long-term or working capital loans as approved by the board of directors, the chairman of the board is authorized to approve and sign on behalf of the company any such loan contract with loan amount over RMB 1.0 billion, and the president of the company is authorized to approve and sign on behalf of the company any such loan contract with loan amount not exceeding RMB 1.0 billion.

     Matters relating to the remuneration and liability insurance of our directors shall be determined by the shareholders' general meeting.

Dividends

     Our board of directors may propose dividend distributions at any time. Our board of directors may declare interim and special dividends under general authorization by a shareholders' ordinary resolution. A distribution of final dividends for any financial year is subject to shareholders' approval. Dividends may be distributed in the form of cash or shares. A distribution of shares, however, must be approved by special resolution of the shareholders.

     Dividends may only be distributed after allowance has been made for:

     o    recovery of losses, if any;
     o    allocations to the statutory common reserve fund;
     o    allocations to the statutory common welfare fund; and
     o allocations to a discretionary common reserve fund if approved by the shareholders.

     The minimum and maximum aggregate allocations to the statutory funds are 15% and 20%, respectively, of our net income determined in accordance with PRC accounting rules.

     The articles of association require us to appoint on behalf of the holders of H shares a receiving agent which is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H shares on behalf of such shareholders. The articles of association require that cash dividends in respect of H shares be declared in renminbi and paid by us in HK dollars. The depositary of our ADSs will convert such proceeds into U.S. dollars and will remit such converted proceeds to our holders of ADSs. If we record no profit for the year, we may not normally distribute dividends for the year.

     Dividend payments may be subject to PRC withholding tax.

Voting Rights and Shareholders' Meetings

     Our board of directors shall convene a shareholders' annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

     o where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our articles of association;
     o where our unrecovered losses reach one-third of the total amount of our share capital;
     o where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing the convening of an extraordinary general meeting; or
     o whenever our board deems necessary or our board of supervisors so requests;


     Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected as discussed below. Resolutions proposed by the board of supervisors or shareholder(s) holding 5% or more of the total number of voting shares shall be included in the agenda for the relevant annual general meeting if they are matters which fall within the scope of the functions and powers of shareholders in general meeting.

     All shareholders' meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders' meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we may convene the shareholders' general meeting (regardless of the number of shareholders who actually attend). Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders' meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders' meeting.

     Shareholders at meetings have the power, among other things, to approve or reject our profit distribution plans, annual budget, financial statements, increase or decrease in share capital, issuance of debentures, merger or liquidation and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of all shareholders at a general shareholders' meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to shares of such class.

     Cumulative voting is adopted for the election of directors. For all other matters, each H share is entitled to one vote on all such matters submitted to a vote of our shareholders at all shareholders' meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

     Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder's attorney-in-fact, such proxy when deposited must be accompanied by a notary certified copy of the relevant power of attorney or other authority under which the proxy was executed.

     Except for those actions discussed below which require supermajority votes ("special resolutions"), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by more than two-thirds of the voting rights represented held by shareholders who are present in person or by proxy.

     The following decisions must be adopted by special resolution:

            o an increase or reduction of our share capital or the issue of shares, including stock distributions, of any class, warrants and other similar securities;

       o    issuance of debentures;
       o our division, merger, dissolution and liquidation; (Shareholders who object to a proposed merger are entitled to demand that either we or the shareholders who approved the merger purchase their shares at a fair price.)
       o    repurchase of shares;
       o    amendments to our articles of association; and
       o any other matters considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be of a nature which may have a material impact on us and should be adopted by special resolution.

     All other actions taken by the shareholders, including the appointment and removal of our directors and supervisors and the declaration of cash dividend payments, will be decided by an ordinary resolution of the shareholders. The listing agreement between us and the Hong Kong Stock Exchange (the "Listing Agreement") provided that we may not permit amendments to certain sections of the articles of association which have been mandated by the Hong Kong Stock Exchange. These sections include provisions relating to:

       o    varying the rights of existing classes of shares; o voting rights;
       o    our power to purchase our own shares;
       o    rights of minority shareholders; and o procedure on liquidation.

     In addition, certain amendments to the articles of association require the approval and consent of the relevant PRC authorities.

     Any shareholder resolution which is in violation of any laws or regulations of the PRC or the articles of association will be null and void.

Liquidation Rights

     In the event of our liquidation, the H shares will rank pari passu with the domestic ordinary shares, and payment of debts out of our remaining assets shall be made in the order of priority prescribed by applicable laws and regulations or, if no such standards exist, in accordance with such procedure as the liquidation committee which has been appointed either by us or the People's Court of the PRC may consider to be fair and reasonable. After payment of debts, we shall distribute the remaining property to shareholders according to the class and proportion of their shareholders.

Further Capital Call

     Shareholders are not liable to make any further contribution to the share capital other than according to the terms, which were agreed by the subscriber of the relevant shares at the time of subscription.

Increases in Share Capital and Preemptive Rights

     The articles of association require the approval by a special resolution of the shareholders and by special resolution of holders of domestic ordinary shares and H shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that:

       o we issue domestic ordinary shares and H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic ordinary shares and H shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders; or

       o if our plans for issuing H shares upon its establishment are implemented within fifteen months of the date of approval by the China Securities Regulatory Commission.

     New issues of shares must also be approved by the relevant PRC authorities.

Reduction of Share Capital and Purchase by Us of Our Shares and General Mandate to Repurchase Shares

     We may reduce our registered share capital only upon obtaining the approval of the shareholders by a special resolution and, in certain circumstances, of relevant PRC authorities. The number of H shares, which may be purchased is subject to the Hong Kong Takeovers and Share Repurchase Codes.

Restrictions on Large or Controlling Shareholders

     Our articles of association provide that, in addition to any obligation imposed by laws and administration regulations or required by the listing rules of the stock exchanges on which our H shares are listed, a controlling shareholder shall not exercise his voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

       o to relieve a director or supervisor from his or her duty to act honestly in our best interests;

       o to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

       o to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (save according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our articles of association).

     A controlling shareholder, however, will not be precluded by our articles of association or any laws and administrative regulations or the listing rules of the stock exchanges on which our H shares are listed from voting on these matters.

     When a controlling shareholder intends to put forward a new motion on profit distribution at an annual general meeting, the controlling shareholder shall, at not less than ten days before the date of the annual general meeting, submit the motion to the board of directors to enable it to make an announcement, failing which the shareholder is not entitled to put forward the motion at the annual general meeting.

     A controlling shareholder is defined by our articles of association as any person who acting alone or in concert with others:

       o is in a position to elect more than one-half of the board of directors;
       o has the power to exercise, or to control the exercise of, 30% or more of our voting rights;
       o    holds 30% or more of our issued and outstanding shares; or
       o    has de facto control of us in any other way.

       As of the date of this annual report, Sinopec Group Company is and will be our only controlling shareholder.

Disclosure

     The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:

       o is necessary to enable them and the public to appraise the position of us and our subsidiaries;
       o is necessary to avoid the establishment of a false market in its securities; and
       o might be reasonably expected materially to affect market activity in and the price of its securities.

There are also requirements under the Listing Rules for us to obtain prior shareholders' approval and/or to disclose to shareholders details of certain acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

Sources of Shareholders' Rights

     The PRC's legal system is based on written statutes and is a system in which decided legal cases have little precedent value. The PRC's legal system is similar to civil law systems in this regard. In 1979, the PRC began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People's Congress adopted the PRC Company Law. Although the PRC Company Law is expected to serve as the core of a body of regulatory measures, which will impose a uniform standard of corporate behavior on companies and their directors and shareholders, only a limited portion of this body of regulatory measures has so far been promulgated.

     Currently, the primary sources of shareholder rights are our articles of association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder, i.e., Sinopec Group Company. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for articles of association of Company Listing Overseas (the "Mandatory Provisions"). These Mandatory Provisions become entrenched in that, once they are incorporated into the articles of association of a PRC company, any amendment to those provisions will only become effective after approval by the companies approval department of local governments authorized by the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the articles of association of PRC companies listing H shares on the Hong Kong Stock Exchange (the "Additional Provisions"). The Mandatory Provisions and the Additional Provisions have been incorporated into our articles of association.

     In addition, upon the listing of and for so long as the H shares are listed on the Hong Kong Stock Exchange, we will be subject to those relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including the Listing Rules of the Hong Kong Stock Exchange, the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), the Securities (Insider Dealing) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the "Hong Kong Takeovers and Repurchase Codes").

     Unless otherwise specified, all rights, obligations and protections discussed below derive from our articles of association and/or the PRC Company Law.

Enforceability of Shareholders' Rights

     There has not been any public disclosure in relation to the enforcement by holders of H shares of their rights under constitutive documents of joint stock limited companies or the PRC Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock limited companies.

     In most states of the United States, shareholders may sue a corporation "derivatively". A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons (including corporate officers, directors or controlling shareholders) who have allegedly wronged the corporation, where the corporation itself has failed to enforce such claim against such persons directly. Such action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. Because the right to sue derivatively is not available under PRC law, our shareholders may have to rely on other means to enforce the rights of shareholders, such as through administrative proceedings.

     Our articles of association provide that all differences or claims:

     o    between a holder of H shares and us;
     o between a holder of H shares and any of our directors, supervisors, general managers, deputy general managers or other senior officers; or
     o between a holder of H shares and a holder of domestic ordinary shares, arising from any provision of our articles of association, any right or obligation conferred or imposed by the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center. Our articles of association provide that such arbitration will be final and conclusive. In June 1999, an arrangement was made between the People's Courts of the PRC and the courts of Hong Kong to mutually enforce arbitration rewards rendered in the PRC and Hong Kong according to their respective laws. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on February 1, 2000. We have provided an undertaking to the United States Securities and Exchange Commission that, at such time, if any, as all applicable laws and regulations of the PRC and (unless our H shares are no longer listed on the Hong Kong Stock Exchange) all applicable regulations of the Stock Exchange of Hong Kong Ltd. shall not prohibit, and to the extent
Section 14 under the United States Securities Act of 1933, as amended, so requires, our board of directors shall propose an amendment to the articles of association which would permit shareholders to adjudicate disputes arising between our shareholders and us, our directors, supervisors or officers by means of judicial proceedings.

     The holders of H shares will not be able to bring actions on the basis of violations of the Listing Rules and must rely on the Hong Kong Stock Exchange to enforce its rules. The SDI Ordinance establishes certain obligations in relation to disclosure of shareholder interests in Hong Kong listed companies, the violation of which is subject to prosecution by the Securities and Futures Commission of Hong Kong. The Hong Kong Takeovers and Repurchase Codes do not have the force of law and are only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong as established by the Securities and Futures Commission and the securities and futures industry in Hong Kong.

     We have appointed our subsidiary in the U.S., SINOPEC-USA Co., Ltd., 150
E. 52nd Street, 28th Floor, Flushing, New York 10022, USA, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State's securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the articles of association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People's Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is certain doubt as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

Restrictions on Transferability and the Share Register

     According to PRC Company Law, our domestic ordinary shares held by Sinopec Group Company may not be transferred within three years of our establishment on February 25, 2000, except as permitted under the March 23, 2000 debt to equity swap agreement executed on March 23, 2000 between Sinopec Group Company and our other shareholders, whereby Sinopec Group Company may transfer our domestic ordinary shares to such other shareholders. H shares may be traded only among investors who are not PRC persons, and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold H shares.

     As provided in the articles of associations we may refuse to register a transfer of H shares unless:

     o    any relevant transfer fee is paid;
     o the instrument of transfer is accompanied by the share certificates to which it relates, or such other evidence is given as may be reasonably necessary to show the right of the transferor to make the transfer;
     o    the instrument of transfer is in respect of one class of shares only;
          and
     o the transfer is conducted in accordance with the laws and administrative regulations of or required by the securities exchanges on which the shares are listed.

     We are required to keep a register of our shareholders which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to H shares to be listed on the Hong Kong Stock Exchange. Shareholders have the right to inspect and, for a nominal charge, to copy the share register. No transfers of ordinary shares shall be recorded in our share register within 30 days prior to the date of a shareholders' general meeting or within 5 days prior to the record date established for the purpose of distributing a dividend.

       We have appointed HKSCC Registrars Limited to act as the registrar of our H shares. This registrar maintains our register of holders of H shares at our offices in Hong Kong and enters transfers of shares in such register upon the presentation of the documents described above.


C.     MATERIAL CONTRACTS

       A discussion of our material contracts is set forth on pages 93 through 98 under the heading " Item 7 - Major Shareholders and Related Party Transactions-Related Party Transactions" in our 2000 annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2001, which discussion is hereby incorporated by reference.


D.     EXCHANGE CONTROLS

       The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC government has stated publicly that it intends to make the renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of renminbi to foreign currency.

       Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

       Since 1994, the conversion of renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Although the renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. We do not currently hedge exchange rate fluctuations between the renminbi and the US dollar or other currencies and currently have no plans to do so. For further information on our foreign exchange risks, foreign exchange rates, our hedging activities and our historical foreign currency requirements, see "Currencies Exchange Rates" and "Item 11 -- Qualitative and Quantitative Disclosure about Market Risk -- Foreign Exchange Rate Risk."


E.     TAXATION

PRC Taxation

       The following discussion addresses the principal PRC tax consequences of investing in the H shares or ADSs.

       Taxation of Dividends

       Individual Investors

       According to the current PRC tax regulations, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, such withholding tax is not applicable with respect to those PRC companies which have their shares listed on an overseas stock exchange, such as H shares and ADSs, because of an exemption issued first in 1993 and then confirmed in 1994. The relevant tax authority has not collected withholding tax on dividend payments on H shares or ADSs.

       In the event that the exemption is no longer available or is withdrawn, a 20% tax may be withheld on dividends in accordance with the PRC individual income tax law. Such withholding tax may be reduced under an applicable treaty on the avoidance of double taxation.

       Enterprises

       According to the current PRC tax regulations, dividends paid by PRC companies to enterprises are ordinarily subject to a PRC withholding tax levied at a flat rate of 20%. However, foreign enterprises with no permanent establishment in China receiving dividends paid with respect to a PRC company's H shares or ADSs have been temporarily exempted from the 20% withholding tax. If such withholding tax becomes applicable in the future, the rate could be reduced under an applicable treaty on the avoidance of double taxation.

       Tax Treaties

       Holders resident in countries which have entered into avoidance of double taxation treaties with the PRC may be entitled to a reduction of the withholding tax imposed on the payment of dividends. The PRC currently has avoidance of double taxation treaties with a number of other countries, which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

       Under a tax treaty between United States and China, China may tax dividends paid by Sinopec Corp. to eligible US Holders up to a maximum of 10% of the gross amount of such dividend. Under the tax treaty, an eligible US Holder is a person who, by reason of domicile, residence, place of head office, place of incorporation or any other criterion of similar nature is liable to tax in the United States, subject to a detailed "treaty shopping" provision.

       Taxation of Capital Gains

       A PRC tax regulation provides that gains realized upon the sale of overseas shares by foreign enterprises and individuals are not subject to tax on capital gains. However, the Provision for Implementing of the Individual Income Tax Law of the PRC (the "Detailed Implementing Rules"), promulgated on January 28, 1994, imposes income tax of 20% on gains derived from the sale of equity shares by an individual. A notice issued in 1998 by the Ministry of Finance and State Administration of Tax states that no capital gains tax will be imposed on gains from the sale of shares by individuals from 1997. If such tax exemption relief is no longer available, individual holders of H shares or ADSs may be subject to a 20% capital gains tax unless such tax is reduced or eliminated by an applicable double taxation treaty. As the Amendments and the Detailed Implementing Rules only relate to individual income tax, the tax exemption for foreign enterprises under the PRC tax regulation should still be valid.

       PRC Stamp Tax Considerations

       Under the current PRC tax regulation, the PRC stamp tax is not imposed on the transfer of H shares and ADSs of PRC companies publicly listed outside China.

United States Federal Income Tax Considerations

       The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who purchase H shares or ADSs in this offering. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-US Holders, or to persons that will hold H shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of H shares or ADSs.

       For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

       o    an individual who is a citizen or resident of the United States;

       o a corporation, partnership or other entity created in or organized under the laws of, the United States or any State or political subdivision thereof;

       o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

       o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

       o a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day and elected to continue to be so treated.

       A beneficial owner of the H shares or ADSs that is not a US Holder is referred to herein as a "Non-US Holder."

       A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Sinopec Corp. presently believes that it is not a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion assumes that Sinopec Corp. will not be subject to treatment as a PFIC for United States federal income tax purposes.

       US Holders

       For United States federal income tax purposes, a US Holder of an ADS will be treated as the owner of the proportionate interest of the H shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder's proportionate interest in the H shares. A US Holder's tax basis in the withdrawn H shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the withdrawn H shares will include the period during which the holder held the surrendered ADS.

       Dividends

       Any cash distributions paid by Sinopec Corp. out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a US Holder upon receipt. Cash distributions paid by Sinopec Corp. in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollar will be includible in income in a United States dollar amount based on the United States dollar - Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

       Dividends received on H shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on H shares or ADSs. US Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the US Holder elects to do so for all creditable foreign income taxes. In certain circumstances, a US Holder may not claim a foreign tax credit (and instead may claim a deduction) for foreign taxes imposed on the payment of a dividend if the US Holder:

       o has not held the H shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss;

       o    is obligated to make payments related to the dividends; or

       o subject to the promulgation of future Treasury regulations that are anticipated to be retroactively applied, holds the H shares or ADSs in an arrangement in which the expected economic profit of the US Holder is insubstantial compared to the value of the foreign tax credit expected to be obtained as a result of the arrangement.

       In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

       A distribution of additional shares of Sinopec Corp.'s stock to US Holders with respect to their H shares or ADSs that is pro rata to all Sinopec Corp.'s shareholders may not be subject to United States federal income tax. The tax basis of such additional shares will be determined by allocating the US Holders' adjusted tax basis in the H shares or ADSs between the H shares or ADSs and the additional shares, based on their relative fair market values on the date of distribution.

       Sale or Other Disposition of H shares or ADSs

       A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder's adjusted tax basis in such H shares or ADSs, as each is determined in US dollars. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

       PFIC Considerations

       If Sinopec Corp. were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the H shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the H shares or ADSs and (ii) any "excess distribution" paid on the H shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by Sinopec Corp. in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution.

Non-US Holders

       An investment in H shares or ADSs by a Non-US Holder will not give rise to any United States federal income tax consequences unless:

       o the dividends received or gain recognized on the sale of H shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law; or

       o in the case of gains recognized on a sale of H shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

       In order to avoid back-up withholding on dividend payments made in the United States, a Non-US Holder of the H shares or ADSs may be required to complete, and provide the payor with, an Internal Revenue Service Form W-8, or other documentary evidence, certifying that such holder is an exempt foreign person.


F.     DIVIDENDS AND PAYING AGENTS

       Not applicable.



G.     STATEMENT BY EXPERTS

       Not applicable.


H.     DOCUMENTS ON DISPLAY

       We filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form F-1 (Registration No. 333-12502) under the Securities Act in connection with the ADSs offered in the global offering. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

       You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the internet at its website at http://www.sec.gov.


I.     SUBSIDIARY INFORMATION

       Not applicable.

     ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

       Our primary market risk exposures are to fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity Price Risk

       We are exposed to fluctuations in prices of crude oil, refined products and petrochemicals whose prices are volatile. We purchase substantial volumes of crude oil from domestic and international suppliers and sell substantial volumes of refined products and petrochemicals to domestic buyers. We do not enter into commodity derivative instruments or futures to hedge the potential price fluctuations of these products or for other purposes. Therefore, fluctuations of prices of crude oil, refined products and petrochemicals have a significant effect on our operating expenses and net profits.

Foreign Exchange Rate Risk

       A portion of the our renminbi revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported materials and equipment. Foreign currency payments for imported equipment represented 4.6%, and 6.9% and 9.7% of our total capital expenditure in 2000, 2001 and 2002, respectively. Foreign currency payments for other imports, principally crude oil, represented 39.9%, 34.3% and 34.8% of our purchased crude oil, products and operating supplies and expenses in 2000, 2001 and 2002, respectively.

       The renminbi is not a freely convertible currency. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Although the renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the renminbi against major foreign currencies may have a material adverse impact on our capital expenditure program.

       The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2002 and 2001. We conduct our business primarily in renminbi, which is also our functional and reporting currency.

       The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2002 and 2001. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

       As of December 31, 2002:
START HERE --

                                                              Expected maturity
                                          ----------------------------------------------------------
                                             2003     2004     2005    2006     2007     thereafter       Total      Fair value
                                             ----     ----     ----    ----     ----     ----------       -----      ----------
                                                   (RMB equivalent in millions, except interest rates)

Assets
Cash and cash equivalents
         In United States dollar              1,269      -        -        -        -        -            1,269         1,269
         In Hong Kong dollar                     77      -        -        -        -        -               77            77
         In Japanese yen                         14      -        -        -        -        -               14            14
         In Great British pound                   3      -        -        -        -        -                3             3
         In Euro                                 36      -        -        -        -        -               36            36

Time deposits with financial institutions
         In United States dollar                 58      -        -        -        -        -               58            58

Liabilities

Debts in United States dollar
         Fixed rate                             441      149     144      144      77       39               994        1,030
         Average interest rate                  3.1%     2.9%    2.8%     2.7%    2.4%     0.1%
         Variable rate                        4,896      504     353    1,040     278      529             7,600        7,600
         Average interest rate (1)              2.2%     2.5%    2.5%     2.4%    3.0%     1.8%

Debts in Japanese yen
         Fixed rate                             179      180     170      164     118     1,105            1,916        2,334
         Average interest rate                  3.3%     3.2%    3.0%     2.9%    2.7%      2.6%
         Variable rate                          115      105      79       79      79        -               457          457
         Average interest rate (1)              0.2%     0.2%    0.2%     0.2%    0.2%       -

Debts in Hong Kong dollar
         Variable rate                          139        3       2        2       -        -               146          146
         Average interest rate (1)              5.4%     5.4%    5.4%     5.4%      -        -

Debts in Euro
         Fixed rate                              50       42      44       34       -        8               178          207
         Average interest rate (1)              6.6%     6.5%    6.3%     6.9%      -      8.1%



(1)      The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2002.


       As of December 31, 2001:


                                                                  Expected maturity
                                             ----------------------------------------------------------
                                                2002     2003     2004    2005     2006     thereafter    Total      Fair value
                                                ----     ----     ----    ----     ----     ----------    -----      ----------
                                                      (RMB equivalent in millions, except interest rates)
Assets
Cash and cash equivalents
         In United States dollar                  901     -        -        -        -        -              901            901
         In Hong Kong dollar                    2,312     -        -        -        -        -            2,312          2,312
         In Deutsche marks                          6     -        -        -        -        -                6              6
         In Japanese yen                           17     -        -        -        -        -               17             17
         In Great British pound                     3     -        -        -        -        -                3              3
         In Swiss francs                            1     -        -        -        -        -                1              1
         In French francs                          29     -        -        -        -        -               29             29

Time deposits with financial institutions
         In United States dollar                   57     -        -        -        -        -               57             57
         In Hong Kong dollar                       20     -        -        -        -        -               20             20

Liabilities
Debts in United States dollar
         Fixed rate                               741      300     282      256      256      551           2,386         2,429
         Average interest rate                    6.5%     6.6%    6.5%     6.7%     6.7%     6.7%
         Variable rate                          2,381      488     303      218      173      372           3,935         3,935
         Average interest rate (1)                3.4%     3.8%    3.9%     4.2%     4.6%     5.0%

Debts in Japanese yen
         Fixed rate                               167      193     191      151      149     1,115          1,966         2,441
         Average interest rate                    5.2%     4.9%    4.6%     4.3%     4.2%     2.6%
         Variable rate                             73       73      73       72       72        72            435           435
         Average interest rate (1)                0.3%     0.3%    0.3%     0.3%     0.3%     0.3%

Debts in Deutsche marks
         Fixed rate                                31       31      31       31       27        -             151           162
         Average interest rate                    6.6%     6.6%    6.6%     6.6%     6.6%       -

Debts in Dutch guilders
         Fixed rate                                -        -       28       -        -         -              28            31
         Average interest rate                     -        -      7.9%      -        -         -

Debts in Hong Kong dollar
         Variable rate                              4        3       3        2        2        -              14            14
         Average interest rate (1)                5.5%     5.5%    5.5%     5.5%     5.5%       -

Debts in French Francs
         Fixed rate                                -        -       -         8        -          7             15            19
         Average interest rate                     -        -       -       1.8%       -        8.1%


(1) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2001.





Interest Rate Risk

       We are exposed to interest rate risk resulting from fluctuations in interest rates on our short- and long-term debt. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings.

       Our debts consist of fixed and variable rate debt obligations with original maturities ranging from 1 to 30 years. Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

       The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2002 and 2001.

       As of December 31, 2002:


                                                                 Expected maturity
                                             -----------------------------------------------------------
                                               2003      2004      2005     2006      2007    thereafter  Total    Fair value
                                               ----      ----      ----     ----      ----    ----------  -----    ----------
                                             (RMB equivalent in millions, except interest rates)

Assets
Cash and cash equivalents
      In Renminbi                            16,300         -        -         -         -         -     16,300     16,300
      In United States dollar                 1,269         -        -         -         -         -      1,269      1,269
      In Hong Kong dollar                        77         -        -         -         -         -         77         77
      In Japanese yen                            14         -        -         -         -         -         14         14
      In Great British pound                      3         -        -         -         -         -          3          3
      In Euro                                    36         -        -         -         -         -         36         36

Time deposits with financial institutions
      In Renminbi                               955         -        -         -         -         -        955        955
      In United States dollar                    58         -        -         -         -         -         58         58


Liabilities
Debts in Renminbi
      Fixed rate                             28,564     6,285    9,881     6,047     3,765    39,226     93,768     93,730 (1)
      Average interest rate                    5.5%      6.3%     6.6%      5.5%      5.6%      0.2%
      Variable rate                           1,168     1,409    2,022     1,022        20        60      5,701      5,701
      Average interest rate (2)                5.4%      5.5%     5.4%      5.7%      5.6%      3.2%

Debts in United States dollar
      Fixed rate                                441       149      144       144        77        39        994      1,030
      Average interest rate                    3.1%      2.9%     2.8%      2.7%      2.4%      0.1%
      Variable rate                           4,896       504      353     1,040       278       529      7,600      7,600
      Average interest rate (2)                2.2%      2.5%     2.5%      2.4%      3.0%      1.8%

Debts in Japanese yen
      Fixed rate                                179       180      170       164       118     1,105      1,916      2,334
      Average interest rate                    3.3%      3.2%     3.0%      2.9%      2.7%      2.6%
      Variable rate                             115       105       79        79        79         -        457        457
      Average interest rate (2)                0.2%      0.2%     0.2%      0.2%      0.2%         -

Debts in Hong Kong dollar
      Variable rate                             139         3        2         2         -         -        146        146
      Average interest rate (2)                5.4%      5.4%     5.4%      5.4%         -         -

Debts in Euro
      Fixed rate                                 50        42       44        34         -         8        178        207
      Average interest rate (2)                6.6%      6.5%     6.3%      6.9%         -       8.1%


(1)   Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.


(2)   The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2002.



       As of December 31, 2001:



                                                                    Expected maturity
                                           ------------------------------------------------------------------
                                              2002       2003      2004     2005      2006    thereafter     Total     Fair value
                                              ----       ----      ----     ----      ----    ----------     -----     ----------
                                                       (RMB equivalent in millions, except interest rates)
Assets
Cash and cash equivalents
         In Renminbi                         17,754        -        -          -        -        -           17,754      17,754
         In United States dollar                901        -        -          -        -        -              901         901
         In Hong Kong dollar                  2,312        -        -          -        -        -            2,312       2,312
         In Deutsche marks                        6        -        -          -        -        -                6           6
         In Japanese yen                         17        -        -          -        -        -               17          17
         In Great British pound                   3        -        -          -        -        -                3           3
         In Swiss francs                          1        -        -          -        -        -                1           1
         In French francs                        29        -        -          -        -        -               29          29

Time deposits with financial institutions
         In Renminbi                          1,754        -        -          -        -        -            1,754       1,754
         In United States dollar                 57        -        -          -        -        -               57          57
         In Hong Kong dollar                     20        -        -          -        -        -               20          20

Liabilities
Debts in Renminbi
         Fixed rate                           6,774     6,796    6,494      2,964     2,535     39,494       65,057      64,759(1)
         Average interest rate                  5.5%      5.6%     4.9%       5.9%      5.9%       0.6%
         Variable rate                       39,040     2,499      145        121        21        399       42,225      42,225
         Average interest rate (2)              5.2%      5.1%     5.9%       6.2%      6.2%       6.2%

Debts in United States dollar
         Fixed rate                             741       300      282        256       256        551        2,386       2,429
         Average interest rate                  6.5%      6.6%     6.5%       6.7%      6.7%       6.7%
         Variable rate                        2,381       488      303        218       173        372        3,935       3,935
         Average interest rate (2)              3.4%      3.8%     3.9%       4.2%      4.6%       5.0%

Debts in Japanese yen
         Fixed rate                             167       193      191        151       149      1,115        1,966       2,441
         Average interest rate                  5.2%      4.9%     4.6%       4.3%      4.2%       2.6%
         Variable rate                           73        73       73         72        72         72          435         435
         Average interest rate (2)              0.3%      0.3%     0.3%       0.3%      0.3%       0.3%

Debts in Deutsche marks
         Fixed rate                              31        31       31         31        27       -             151         162
         Average interest rate                  6.6%      6.6%     6.6%       6.6%      6.6%      -

Debts in Dutch guilders
         Fixed rate                               -        -        28         -        -        -               28          31
         Average interest rate                    -        -       7.9%        -        -        -

Debts in Hong Kong dollar
         Variable rate                            4         3        3          2         2        -             14          14
         Average interest rate (2)              5.5%      5.5%     5.5%       5.5%      5.5%      -

Debts in French Francs
         Fixed rate                               -        -        -           8        -        7              15          19
         Average interest rate                    -        -        -         1.8%       -       8.1%

(1) Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaning discount and borrowing rates for comparable borrowings would be excessive.

(2) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2001.



        ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.


                                   PART II


           ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


A.     MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

       None.


B.     USE OF PROCEEDS

       The following use of proceeds information relates to the registration statement on Form F-1 (Registration No. 333-12502) filed by us in connection with the global offering of American depositary shares underlying our H shares, which went effective on October 11, 2000.

       The aggregate net offering proceeds to us from the sale of our H shares registered pursuant to the registration statement were approximately US$2,938.8 million. As of December 31, 2002, we have used approximately RMB
4.5 billion (US$0.5 billion) from the net offering proceeds to repay our borrowings from third party financial institutions, and approximately RMB
16.56 billion (US$2.0 billion) to fund our capital expenditures.

                       ITEM 15. CONTROLS AND PROCEDURES

(a) Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"), and they have concluded that, based on their evaluation, our disclosure controls and procedures are effective as of the Evaluation Date to ensure that material information required to be included in this annual report would be made known to them by others on a timely basis.

(b) There has been no significant change in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.


                             ITEM 16. [RESERVED]


                                   PART III


                        ITEM 17. FINANCIAL STATEMENTS

       Not applicable.


                        ITEM 18. FINANCIAL STATEMENTS

       See page F-1 to F-57 following Item 19.


                              ITEM 19. EXHIBITS

1* Articles of Association of the Registrant, amended and adopted by the shareholders' meeting on April 22, 2003 (English version).

4.1*   Director Service Contracts.

4.2*   Supervisor Service Contracts.

4.3 Reorganization Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.4 Agreement for Mutual Provision of Products and Ancillary Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.5 Agreement for Provision of Cultural, Educational, Hygiene and Community Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.6 Trademark License Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.7 Patents and Proprietary Technology License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.8 Computer Software License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to
       Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number:
       333-12502).

4.9 Land Use Rights Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to
       Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number:
       333-12502).

4.10 Property Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

8*     A list of the Registrant's subsidiaries.

12* Certifications of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed as part of this annual report.


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                             Page

Independent auditors' report ..............................................................................


Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002 ....................


Consolidated balance sheets as of December 31, 2001 and 2002 ..............................................


Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002.................


Consolidated statements of shareholders' equity for the years ended December 31, 2000, 2001 and 2002.......


Notes to consolidated financial statements.................................................................


Supplemental information on oil and gas producing activities (unaudited)...................................




                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

     We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries (the "Group") as of
December 31, 2001 and 2002, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2002, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with International Financial Reporting Standards.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002, to the extent summarized in note 31 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation,and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.








     KPMG
     Hong Kong, China
     March 28, 2003


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                 (Amounts in millions, except per share data)


                                                                              Years ended December 31,
                                                                      ----------------------------------------
                                                             Note      2000       2001       2002       2002
                                                                       ----       ----       ----       ----
                                                                       RMB        RMB        RMB        US$
Operating revenues
     Sales of goods.......................................            325,340    304,347    324,184    39,153
     Other operating revenues.............................    3         6,236     14,124     15,858     1,915
                                                                     --------   --------   --------   -------
                                                                      331,576    318,471    340,042    41,068
Operating expenses
     Purchased crude oil, products and operating supplies
        and expenses......................................           (226,533)  (220,313)  (235,245)  (28,411)
     Selling, general and administrative expenses.........            (19,519)   (17,138)   (21,088)   (2,547)
     Depreciation, depletion and amortization.............            (20,781)   (22,430)   (24,282)   (2,932)
     Exploration expenses, including dry holes............             (3,030)    (3,775)    (4,363)     (527)
     Personnel expenses...................................    4       (13,264)   (12,889)   (13,625)   (1,646)
     Employee reduction expenses..........................    5            --     (2,546)      (244)      (29)
     Taxes other than income tax..........................    6       (12,220)   (11,887)   (11,852)   (1,432)
     Other operating expenses, net........................    7          (718)      (193)    (1,066)     (129)
                                                                     --------   --------   --------   -------
          Total operating expenses........................           (296,065)  (291,171)  (311,765)  (37,653)
                                                                     --------   --------   --------   -------
Operating income..........................................             35,511     27,300     28,277     3,415
                                                                     --------   --------   --------   -------

Finance costs
     Interest expense.....................................    8        (6,663)    (4,706)    (4,018)     (485)
     Interest income......................................                861      1,183        338        41
     Foreign exchange losses..............................                (85)      (222)      (312)      (38)

     Foreign exchange gains...............................                951        593         47         6
                                                                     --------   --------   --------   -------
          Net finance costs...............................             (4,936)    (3,152)    (3,945)     (476)
Investment income.........................................                191        199        190        23
Income from associates and jointly controlled entities....                270        320        310        37
                                                                     --------   --------   --------   -------
Income before income tax and minority interests ..........             31,036     24,667     24,832     2,999
Income tax................................................    9        (9,638)    (8,029)    (7,635)     (922)
                                                                     --------   --------   --------   -------
Income before minority interests..........................             21,398     16,638     17,197     2,077
Minority interests........................................             (1,814)      (613)    (1,117)     (135)
                                                                     --------   --------   --------   -------
Net income .                                                           19,584     16,025     16,080     1,942
                                                                     ========   ========   ========   =======

Basic earnings per share..................................   10          0.27       0.19       0.19      0.02
                                                                     ========   ========   ========   =======

Weighted average number of shares.........................   10        71,936     85,168     86,702    86,702
                                                                     ========  =========   ========   =======


                            See accompanying notes to consolidated financial statements.


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       AS OF DECEMBER 31, 2001 AND 2002
                             (Amounts in millions)


                                                                                  December 31,
                                                                        ---------------------------------
                                                                Note        2001        2002       2002
                                                                            ----        ----       ----
                                                                            RMB         RMB        US$
                             ASSETS
Current assets
     Cash and cash equivalents.................................            21,023      17,699      2,138
     Time deposits with financial institutions.................             1,831       1,013        122
     Trade accounts receivable, net............................   11       11,082      10,670      1,289
     Bills receivable..........................................             3,542       4,684        566
     Inventories...............................................   12       46,194      46,297      5,591
     Prepaid expenses and other current assets.................   13       26,123      21,521      2,599
                                                                          -------     -------     ------
          Total current assets.................................           109,795     101,884     12,305
Non-current assets
     Property, plant and equipment, net........................   14      217,757     238,822     28,843
     Construction in progress..................................   15       26,450      21,504      2,597
     Investments...............................................   16        3,282       2,554        309
     Interests in associates and jointly controlled entities...   17        5,172       7,917        956
     Deferred tax assets.......................................   18          769         732         88
     Lease prepayments.........................................             2,115         803         97
     Other assets..............................................             1,369       1,665        201
                                                                          -------     -------     ------
          Total non-current assets.............................           256,914     273,997     33,091
                                                                          -------     -------     ------
          Total assets.........................................           366,709     375,881     45,396
                                                                          =======     =======     ======
              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Short-term debts..........................................   19       45,349      31,278      3,778
      Loans from Sinopec Group Company and its affiliates......   19        3,862       4,274        516
     Trade accounts payable....................................   20       16,793      19,212      2,320
     Bills payable.............................................            26,022      30,139      3,640
     Accrued expenses and other payables.......................   21       29,876      29,755      3,593
     Income tax payable........................................             2,809       2,776        335
                                                                          -------     -------     ------
          Total current liabilities............................           124,711     117,434     14,182
Non-current liabilities
     Long-term debts...........................................   19       30,876      37,505      4,530
     Loans from Sinopec Group Company and its affiliates.......   19       36,125      37,703      4,553
     Deferred tax liabilities..................................   18        2,981       3,599        435
     Other liabilities.........................................               806       1,235        149
                                                                          -------     -------     ------
          Total non-current liabilities........................            70,788      80,042      9,667
                                                                          -------     -------     ------
          Total liabilities....................................           195,499     197,476     23,849
Minority interests.............................................            23,541      23,920      2,889
Shareholders' equity
     Share capital.............................................   22       86,702      86,702     10,472
     Reserves..................................................   23       60,967      67,783      8,186
                                                                          -------     -------     ------
                                                                          147,669     154,485     18,658
                                                                          -------     -------     ------
          Total liabilities and shareholders' equity...........           366,709     375,881     45,396
                                                                          =======     =======     ======


                          See accompanying notes to consolidated financial statements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                             (Amounts in millions)



                                                                                         Years ended December 31,
                                                                           ---------------------------------------------


                                                                    Note         2000        2001      2002         2002
                                                                                 ----        ----      ----         ----
                                                                                  RMB         RMB        RMB         US$
Net cash from operating activities................................   (a)       29,180      55,279     53,890       6,509
                                                                               ------      ------     ------       -----
Cash flows from investing activities
     Capital expenditure..........................................            (45,669)    (55,935)   (41,941)     (5,066)
     Purchase of investments and investments in associates and                                        (2,064)
        jointly controlled entities...............................             (1,843)     (3,375)                  (249)
     Proceeds from disposal of investments and investments in
        associates and jointly controlled entities................                126         307         97          12
     Proceeds from disposal of property, plant and equipment......                270         374        432          52
     Repayments of loans from associates and jointly controlled
        entities..................................................                106         117         --          --
     Increase in time deposits with financial institutions........            (23,292)    (18,698)    (1,342)       (162)
     Maturity of time deposits with financial institutions........              5,983      38,727      2,160         261
                                                                                -----      ------      -----         ---
          Net cash used in investing activities...................            (64,319)    (38,483)   (42,658)     (5,152)
                                                                              -------     -------    -------      ------
Cash flows from financing activities
     Proceeds from public offering, net of issuing expenses.......             24,326      11,648         --          --
     Proceeds from bank and other loans...........................            131,900     258,928    252,675      30,516
     Repayments of bank and other loans...........................           (121,168)   (272,410)  (258,343)    (31,201)
      Maturity of debentures......................................               (683)         --         --          --
     Distributions to minority interests..........................               (642)       (682)      (455)        (55)
     Contributions from minority interests........................                 --         287        230          28
      Dividend paid...............................................               (579)     (6,712)    (8,670)     (1,047)
     Cash and cash equivalents distributed to Sinopec Group                                               --
        Company...................................................               (151)     (6,446)                    --
                                                                                 ----      ------
          Net cash generated from/(used in) financing activities.              33,003     (15,387)   (14,563)     (1,759)
                                                                               ------     -------    -------      ------
Net (decrease)/increase in cash and cash equivalents..............             (2,136)      1,409     (3,331)       (402)
Effect of foreign exchange rate...................................                 (2)         (7)         7           1
Cash and cash equivalents at beginning of year....................             21,759      19,621     21,023       2,539
                                                                               ------      ------     ------       -----
Cash and cash equivalents at end of year..........................             19,621      21,023     17,699       2,138
                                                                               ------      ------     ------       -----


          See accompanying notes to consolidated financial statements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                             (Amounts in millions)


(a) Reconciliation of income before income tax and minority interests to net cash from operating activities

     The reconciliation of income before income tax and minority interests to net cash from operating activities is as follows:

                                                                                            Years ended December 31,
                                                                               -----------------------------------------
                                                                               2000        2001       2002       2002
                                                                               ----        ----       ----       ----
                                                                                   RMB        RMB        RMB         US$
Income before income tax and minority interests..........................       31,036     24,667     24,832       2,999
     Adjustment for:
     Depreciation, depletion and amortization............................       20,781     22,430     24,282       2,933
     Dry hole cost.......................................................        1,944      1,770      1,771         214
     Income from associates and jointly controlled entities..............         (270)      (320)      (310)        (37)
     Investment income...................................................         (191)      (199)      (190)        (23)
     Interest income.....................................................         (861)    (1,183)      (338)        (41)
     Interest expense....................................................        6,663      4,706      4,018         485
     Unrealized foreign exchange (gain)/loss.............................         (365)      (413)       244          29
     Loss on disposal of property, plant and equipment...................          928         67        721          87
     Impairment losses on long-lived assets..............................          187         --         --          --
     Reversal of impairment losses on long-lived assets, net of
        depreciation effect..............................................         (936)        --         --          --
     (Increase)/decrease in trade accounts receivable....................       (5,328)     1,990        326          39
     Increase in bills receivable........................................         (343)      (823)    (1,144)       (138)
     (Increase)/decrease in inventories..................................      (21,983)     4,319       (137)        (17)
     (Increase)/decrease in prepaid expenses and other current assets....       (8,743)       668      4,122         498
     Decrease/(increase) in lease prepayments............................           --         50        (11)         (1)
     Increase in other assets............................................         (283)       (43)      (612)        (74)
     Increase/(decrease) in trade accounts payable.......................        9,104     (2,761)     2,517         304
     Increase in bills payable...........................................        8,575     14,819      4,165         503
     Increase/(decrease) in accrued expenses and other payables..........        3,387     (4,972)       572          69
     (Decrease)/increase in other liabilities............................         (348)       360        622          75
                                                                                  ----        ---        ---          --
Cash flow generated from operations .....................................       42,954     65,132     65,450       7,904
     Interest received...................................................        1,171      1,237        353          43
     Interest paid.......................................................       (8,221)    (5,057)    (5,592)       (675)
     Investment and dividend income received.............................          125        293        278          34
     Income tax paid.....................................................       (6,849)    (6,326)    (6,599)       (797)
                                                                                ------     ------     ------        ----
Net cash from operating activities.......................................       29,180     55,279     53,890       6,509
                                                                                ------     ------     ------       -----


         See accompanying notes to consolidated financial statements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 (Amounts in millions, except per share data)


                                                                                                                   Total
                                                       Share  Capital  Share    Revaluation  Other  Retained     Shareholder's
                                                      capital reserve premium       reserve reserves earnings     equity
                                                      ------- ------- -------       ------- -------- --------     -------
                                                        RMB      RMB     RMB          RMB    RMB       RMB          RMB
Shareholders' equity at January 1, 2000..........       --        --      --        32,320 56,079    1,478        89,877
Revaluation surplus of Sinopec National Star after
    adjusting for the amount attributable to
    minority interests (Note i and 14)...........       --        --      --         1,136    --       --         1,136
Final dividend for 1999..........................       --        --      --            --    --     (579)         (579)
Capitalization as share capital upon legal
    establishment of the Company (Note 1) .......   68,800   (14,579)     --             (53,322)    (899)           --
Issue of shares, net of issuing expenses of RMB     15,102        --   9,224            --    --       --        24,326
1,476............................................
Transfer from retained earnings to other reserves       --        --      --            --   580     (580)           --
..
Elimination of net deferred tax assets (Note 18).       --        --      --            --   (34)      --           (34)
Net assets distributed to Sinopec Group Company in
    connection with the Acquisition .............       --        --      --              (1,156)      --        (1,156)
                                                                                         --
Net income.......................................       --        --      --            --    --   19,584        19,584
Appropriations (Note 23).........................       --        --      --            -- 3,230   (3,230)           --
Revaluation surplus realized.....................       --        --      --            --    --      199            --
                                                    ------   -------   -----        ------ -----   ------       -------
Shareholders' equity at December 31, 2000........   83,902   (14,579)  9,224        33,257 5,377   15,973       133,154
Final dividend for 2000..........................       --        --      --            --    --   (6,712)       (6,712)
Issue of shares, net of issuing expenses of RMB 168  2,800        --   8,848            --    --       --        11,648
Net income.......................................       --        --      --            --    --   16,025        16,025
Appropriations (Note 23).........................       --        --      --            -- 2,804   (2,804)           --
Consideration for Acquisition of Sinopec National
    Star (Note 1)................................       --        --      --            --(6,446)      --        (6,446)
Transfer from other reserves to capital reserve.        --    (4,299)     --            -- 4,299       --            --
Revaluation surplus realized.....................       --        --       --                          232          --
                                                                                      (232)   --
Shareholders' equity at December 31, 2001........   86,702   (18,878) 18,072        33,025 6,034   22,714       147,669
                                                    ------   -------  ------        ------ -----   ------       -------
Final dividend for 2001 .........................       --        --      --            --    --   (6,936)       (6,936)
Interim dividend for 2002........................       --        --      --            --    --   (1,734)       (1,734)
Net income.......................................       --        --      --            --    --   16,080        16,080
Appropriations (Note 23).........................       --        --      --            -- 9,824   (9,824)           --
Revaluation surplus realized.....................       --        --      --          (544)   --      544            --
Elimination of surplus on land use rights (Note ii)     --        --      --          (840)  246       --          (594)
..
                                                                           --
Deferred tax on land use rights (Note ii)........      --         --                   --     (5)       5           --
                                                    ------   -------  ------        ------------   ------       -------
Shareholders' equity at December 31, 2002........   86,702   (18,878) 18,072        31,64 116,099  20,849       154,485
                                                    ======   =======  ======        ===== =======  ======       =======
US Dollars equivalent............................   10,472    (2,280)  2,183        3,821   1,944   2,518        18,658
                                                    ======    ======   =====        =====   =====   =====        ======


Note:

(i) Net gains and losses not recognized in the combined statements of income represent revaluation surplus after adjusting for the amount attributable to minority interests. Net gains and losses not recognized in the combined statements of income amounted to RMB 1,136 for the year ended December 31, 2000 and nil for the years ended December 31, 2001 and 2002. The recognized gains of the Group, which represents the aggregate of the net income and the revaluation surplus was RMB 20,720, RMB 16,025 and RMB 16,080 for the years ended December 31, 2000, 2001 and 2002, respectively.

(ii) Effective January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights credited to revaluation reserve previously, net of minority interests, was eliminated during the year. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the years prior to the change. As a result of the tax deductibility of the revaluation surplus, a deferred tax asset, net of minority interests, is created with a corresponding increase in other reserves.

         See accompanying notes to consolidated financial statements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)


1.   PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

     China Petroleum & Chemical Corporation (``the Company'') is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as ``the Group''), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (``the PRC''). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.


Organization

     The Company was established in the PRC on February 25, 2000 as a joint stock limited company as part of the reorganization (``the Reorganization'') of China Petrochemical Corporation (``Sinopec Group Company''), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

     As part of the Reorganization, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning December 31, 1999. On February 25, 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic stated-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on February 25, 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the ``Predecessor Operations'').


Basis of presentation

      Pursuant to the resolution passed at the Extraordinary General Meeting held on August 24, 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition").

      As the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the accounts and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group has been treated as an equity transaction.

     The results of operations previously reported by the separate enterprises and the combined amounts for the year ended December 31, 2000 presented in the accompanying consolidated financial statements are summarized below.

                                         The Group
                                           without       Sinopec
                                           Sinopec      National
                                     National Star          Star        Combined
                                               RMB           RMB             RMB
Results of operations:
      Operating revenue                    328,901         2,675         331,576
      Net income                            19,004           580          19,584
      Basic earnings per share                0.26          0.01            0.27

      The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. The significant differences between IFRS and accounting principles generally accepted in the United States of America (``US GAAP'') and their effect on net income for the years ended December 31, 2000, 2001 and 2002 and on shareholders' equity as of December 31, 2001 and 2002 are set forth in Note 31.

      The accompanying consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 14). The accounting policies described in Note 2 have been consistently applied by the Group. As described in note (ii) to the consolidated statement of shareholders' equity, land use rights are carried at cost effective January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as of January 1, 2002. The effect of this change did not have a material impact on the Group's financial condition and results of operations in prior years.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

     The accompanying consolidated financial statements are expressed in Renminbi (``RMB''), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2002 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2002 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$
1.00 = RMB 8.280. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2002, or at any other certain date.


2.   PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

     The results of subsidiaries are included in the consolidated statements of income from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to the income before minority interests. All significant inter-company balances and transactions, and any unrealized gains arising from inter-company transactions, are eliminated on consolidation.

     The particulars of the Group's principal subsidiaries are set out in Note
29.


(b)   Translation of foreign currencies

     The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China (``PBOC rates'') prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

     Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the consolidated statements of income. There were no exchange differences capitalized for the years ended December 31, 2000, 2001 and 2002.


(c)   Cash and cash equivalents

     Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.


(d)   Trade accounts receivable

     Trade accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.



(e)   Inventories

     Inventories, other than spare parts and consumables, are stated at the lower of cost and net realizable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labor and an appropriate proportion of production overheads. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

     Spare parts and consumables are stated at cost less any provision for obsolescence.


(f)   Property, plant and equipment

     Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 14), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the consolidated statements of income in the period in which it is incurred.

     Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the consolidated statements of income on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

     Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

  Buildings..................................................    15 to 45 years
  Plant, machinery, equipment and others.....................     4 to 18 years
  Oil depots, storage tanks and service station equipment....     8 to 14 years


(g)   Oil and gas properties

     The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalized. The cost of exploratory wells is initially capitalized as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalized costs relating to proved properties are amortized at the field level on a unit-of-production method. The amortization rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

     Gains and losses on the disposal of proved oil and gas properties are not recognized unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.


(h)   Lease prepayments

     Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and amortized on a straight-line basis over the respective periods of the rights. As of December 31, 2002, lease prepayments which comprise of land use rights have been presented in a separate balance sheet caption. Accordingly, the comparative amount as of December 31, 2001 which was previously included in property, plant and equipment was reclassified to conform with the current year's presentation.


(i)   Construction in progress

     Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

     Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

     No depreciation is provided in respect of construction in progress.


(j)   Investments

     Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

(k) Interests in associates and jointly controlled entities

     An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. Joint control is the contractually agreed sharing of control over an economic activity.

     The consolidated statements of income include the Group's share of the results of its associates and jointly controlled entities for the period. In the consolidated balance sheets, interests in associates and jointly controlled entities are stated at the Group's attributable share of net assets.


(l)  Provision

      A provision is recognized in the consolidated balance sheets when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.


(m)   Revenue recognition

     Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognized in the consolidated statements of income upon performance of the services. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

     Interest income is recognized on a time apportioned basis that takes into account the effective yield on the asset.


(n)   Borrowing costs

     Borrowing costs are expensed in the consolidated statements of income in the period in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(o)   Repairs and maintenance expenditure

     Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.


(p)   Environmental expenditures

     Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

     Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(q)   Research and development costs

     Research and development costs are recognized as expenses in the period in which they are incurred. Research and development costs amounted to RMB 1,742, RMB 1,290 and RMB 1,514 for the years ended December 31, 2000, 2001 and 2002, respectively.


(r)   Operating leases

     Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases. Operating lease charges amounted to RMB 2,900, RMB 2,832 and RMB 3,192 for the years ended December 31, 2000, 2001 and 2002, respectively.


(s)   Retirement benefits

     The contributions payable under the Group's retirement plans are charged to the consolidated statements of income according to the contribution determined by the plans. Further information is set out in Note 27.


(t)   Impairment loss

     The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognized as an expense in the consolidated statements of income unless the asset is carried at revalued amount for which an impairment loss is recognized directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

     The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognized as an expense in the consolidated statements of income; a reversal of such impairment loss is recognized as income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred.

(u)   Income tax

      Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statements of income.

     The tax value of losses expected to be available for utilization against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.


(v)   Dividends

      Dividends are recognized as a liability in the period in which they are declared.


(w)   Segmental reporting

     A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.


3.   OTHER OPERATING REVENUES

     Other operating revenues represent:

                                               Years ended December 31,
                                               -------------------------
                                              2000        2001       2002
                                              ----        ----       ----
                                               RMB         RMB       RMB
Sale of materials, services and others......   6,020     13,948     15,515
Rental income...............................     216        176        343
                                                 ---        ---        ---
                                               6,236     14,124     15,858
                                               =====     ======     ======


     For the year ended December 31, 2000, other operating revenues were reported net of related expenses whereas for the years ended December 31, 2001 and 2002, other operating revenues were reported on a gross basis and the related expenses were reported separately in operating expenses. The impact of reporting other operating revenues on a net basis for the year ended December 31, 2000 was not significant to total revenues or expenses in the accompanying consolidated financial statements.

4.   PERSONNEL EXPENSES

      Personnel expenses represent:

                                                 Years ended December 31,
                                                 ------------------------
                                                2000        2001       2002
                                                ----        ----       ----
                                                RMB          RMB       RMB
Wages and salaries..........................     9,697      9,402      9,871
Staff welfare...............................     1,317      1,311      1,375
Contribution to retirement schemes..........     1,387      1,358      1,549
Social security contributions...............       863        818        830
                                                   ---        ---        ---
                                                13,264     12,889     13,625
                                                ======     ======     ======


5.   EMPLOYEE REDUCTION EXPENSES


     During the year ended December 31, 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company (Note 26), the Company made payments of RMB 244 relating to approximately 11,000 employees that were transferred to Sinopec Group Company.

     In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 during the year ended December 31, 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 expense included approximately RMB 1,245 paid to employees that accepted offers to transfer to Sinopec Group Company. As of December 31, 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.


6.   TAXES OTHER THAN INCOME TAX

      Taxes other than income tax represent:

                                                 Years ended December 31,
                                                 ------------------------
                                                2000        2001       2002
                                                ----        ----       ----
                                                 RMB         RMB        RMB
Consumption tax.............................     9,260      9,025       8,823
City construction tax.......................     1,673      1,615       1,636
Education surcharge.........................       713        707         782
Resources tax...............................       382        406         499
Business tax................................       108        110         112
Others......................................        84         24          --
                                                    --         --          --
                                                12,220     11,887      11,852
                                                ======     ======      ======

      Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

7.   OTHER OPERATING EXPENSES, NET

     Other operating expenses, net represent:

                                                                            Years ended December 31,
                                                                            ------------------------
                                                                           2000        2001       2002
                                                                           ----        ----       ----
                                                                            RMB         RMB       RMB
Fines, penalties and compensations....................................        28         80           71
Donations.............................................................       123         62           66
Loss on disposal of property, plant and equipment, net................       928         67          721
Impairment losses on long-lived assets................................       187       ___           ___
Reversal of impairment losses on long-lived assets,
   net of depreciation effect.........................................      (936)      ___           ___
Others................................................................       388        (16)         208
                                                                             ---        ---          ---
                                                                            718         193        1,066
                                                                            ===         ===        =====


Asset impairment

     There were no impairment losses and reversal of impairment losses recognized on long-lived assets for the years ended December 31, 2001 and 2002.

     The factors resulting in the exploration and production (``E&P'') segment impairment losses of RMB 92 for the year ended December 31, 2000 were unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties, including construction in progress assets, were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

     Reversal of impairment losses on long-lived assets of the E&P segment of RMB 936 for the year ended December 31, 2000, represent the reversal of impairment losses previously recognized primarily as a result of the increase in crude oil prices used in determining the recoverable value.

     Impairment losses recognized on long-lived assets of the refining segment of RMB 95 for the year ended December 31, 2000, primarily relate to write-downs of certain refining production facilities including construction in progress assets to their recoverable values which were determined based on the present value of estimated future cash flows. These write-downs are primarily the result of insufficient cash flows expected to be generated by these facilities.


8.   INTEREST EXPENSE

     Interest expense represents:

                                                                                Years ended December 31,
                                                                                ------------------------
                                                                            2000            2001           2002
                                                                            ----            ----           ----
                                                                            RMB             RMB            RMB
Interest expense incurred.......................................           7,265           5,692          4,951
Less: Interest expense capitalized*.............................            (602)           (986)          (933)
                                                                            ----            ----           ----
Interest expense................................................           6,663           4,706          4,018
                                                                           =====           =====          =====
* Interest rates per annum at which borrowing costs were
   capitalized for construction in progress.....................     4.5% to 9.7%    3.4% to 8.0%  3.1% to 6.2%
                                                                     ============    ============  ============

9.   INCOME TAX

     Income tax in the consolidated statements of income represents:
                                                                                Years ended December 31,
                                                                                ------------------------
                                                                               2000       2001        2002
                                                                               ----       ----        ----
Provision for PRC income tax
     - the Group.........................................................      8,994       6,414     6,566
     - associates and jointly controlled entities........................         21          23        43
Deferred taxation (Note 18)..............................................        623       1,592     1,026
                                                                                 ---       -----     -----
                                                                               9,638       8,029     7,635
                                                                               =====       =====     =====

     A reconciliation of the expected tax with the actual tax expense is as follows:

                                                                                Years ended December 31,
                                                                                ------------------------
                                                                               2000       2001        2002
                                                                               ----       ----        ----
                                                                               RMB         RMB        RMB
Income before income tax and minority interests..........................    31,036      24,667     24,832
                                                                             ------      ------     ------
Expected PRC income tax expense at a statutory tax rate of 33%...........    10,242       8,140      8,195
Non-deductible expenses..................................................       648         398        208
Non-taxable income.......................................................      (415)       (261)      (441)
Differential tax rate on subsidiaries' income (Note).....................      (924)       (390)      (491)
Tax losses not recognized for deferred tax...............................        87         142        164
                                                                                 --         ---        ---
Income tax...............................................................     9,638       8,029      7,635
                                                                              =====       =====      =====


Note: The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

10.   BASIC EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net income of RMB 19,584, RMB 16,025 and RMB 16,080 and the weighted average number of shares in issue during the year of 71,936,025,585, 85,168,192,425 and 86,702,439,000, for the years ended December 31, 2000, 2001 and 2002 respectively. The weighted average number of shares for the year ended December 31, 2000 reflects the issuance of 15,102,439,000 shares in October 2000 in connection with the Company's initial public offering (Note 22) and as if the 68,800,000,000 shares issued and outstanding upon the legal formation of the Company on February 25, 2000 had been outstanding as of January 1, 2000. The weighted average number of shares for the year ended December 31, 2001 reflects the issuance of 2,800,000,000 shares in July 2001 in connection with the Company's public offering of domestically listed ordinary shares in the Shanghai Stock Exchange (Note 22).

     The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2002.

11.   TRADE ACCOUNTS RECEIVABLE, NET

     Trade accounts receivable are analyzed as follows:

                                                            December 31,
                                                            ------------
                                                          2001        2002
                                                          ----        ----
                                                          RMB          RMB
Third parties.......................................     10,049       10,643
Sinopec Group Company and its affiliates............      3,503        2,628
Associates and jointly controlled entities..........         10           65
                                                             --           --
                                                         13,562       13,336
Less: Allowance for doubtful accounts...............     (2,480)      (2,666)
                                                         ------       ------
                                                         11,082       10,670
                                                         ======       ======

     The allowance for doubtful accounts is analyzed as follows:

                                                     Years ended December 31,
                                                     ------------------------
                                                  2000         2001        2002
                                                  ----         ----        ----
                                                   RMB         RMB          RMB
At beginning of year..........................    2,750       2,924       2,480
Provision for the year........................      369         331         554
Written-off/back..............................     (195)       (775)       (368)
                                                   ----        ----        ----
At end of year................................    2,924       2,480       2,666
                                                  =====       =====       =====

     Sales are generally on a cash term. Credit are generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)



12.   INVENTORIES

     Inventories represent:

                                                                        December 31,
                                                                        ------------
                                                                       2001        2002
                                                                       ----        ----
                                                                       RMB         RMB
Crude oil and other raw materials...............................     17,749       21,295
Work in progress................................................      5,050        6,192
Finished goods..................................................     20,442       15,086
Spare parts and consumables.....................................      3,555        4,210
                                                                      -----        -----
                                                                     46,796       46,783
Less: Allowance for diminution in value of inventories..........       (602)       (486)
                                                                       ----        ----
                                                                     46,194       46,297
                                                                     ======       ======


     The allowance for diminution in value of inventories is analyzed as follows:

                                               Years ended December 31,
                                               ------------------------
                                           2000         2001        2002
                                           ----         ----        ----
                                           RMB           RMB        RMB
At beginning of year.................       736          849         602
Provision for the year...............       182          106         172
Written-off..........................       (69)        (353)       (288)
                                            ---         ----        ----
At end of year.......................       849          602         486
                                            ===          ===         ===

     The carrying amount of inventories carried at net realizable value amounted to RMB 1,924 and RMB 1,624 as of December 31, 2001 and 2002, respectively.

     The cost of inventories recognized as an expense in the consolidated statements of income amounted to RMB 252,873, RMB 249,700 and RMB 258,594 for the years ended December 31, 2000, 2001 and 2002, respectively.


13.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets represent:

                                                                                          December 31,
                                                                                          2001       2002
                                                                                          ----       ----
                                                                                          RMB         RMB
Advances to third parties..........................................................       6,618        3,500
Amounts due from Sinopec Group Company and its affiliates..........................       9,421       11,714
Other receivables..................................................................       3,406        1,645
Purchase deposits..................................................................       2,426        1,610
Prepayments in connection with construction work and equipment purchases...........       1,543        1,196
Prepaid value-added tax and customs duty...........................................       2,284        1,511
Amounts due from associates and jointly controlled entities........................         373          345
Prepaid rental.....................................................................          52           --
                                                                                          -----        -----
                                                                                         26,123       21,521
                                                                                         ======       ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)




14.   PROPERTY, PLANT AND EQUIPMENT, NET

By segment:

                                                   Exploration            Marketing               Corporate
                                                       and                   and                     and
                                                    production  Refining distribution Chemicals     others      Total
                                                    ----------  -------- ------------ ---------     ------      -----

                                                       RMB        RMB        RMB         RMB         RMB         RMB
Cost/valuation:
Balance at 1 January 2002........................     142,354     93,003     40,683    110,429       1,657      388,126
Additions........................................       1,623        453      1,860        306         102        4,344
Transferred from Sinopec Group Company (Note 26)          ___        ___      1,040        ___         ___        1,040
Transferred from construction in progress. ......      17,236      6,825      6,416     11,162         559       42,198
Transferred to Sinopec Group Company (Note 26) ..      (1,799)      (266)       ___       (144)        ___       (2,209)
Disposals........................................      (1,485)    (1,308)      (521)      (704)        (88)      (4,106)
                                                       ------     ------       ----       ----         ---       ------
Balance at 31 December 2002......................     157,929     98,707     49,478    121,049       2,230      429,393
                                                      -------     ------     ------    -------       -----      -------
Accumulated depreciation:
Balance at 1 January 2002........................      68,318     40,338      6,788     54,512         413      170,369
Depreciation charge for the year.................       9,024      6,002      1,935      6,880         126       23,967
Transferred to Sinopec Group Company (Note 26) ..        (619)      (125)       ___        (68)        ___         (812)
Written back on disposal.........................      (1,177)      (939)      (247)      (523)        (67)      (2,953)
                                                       ------       ----       ----       ----         ---       ------
Balance at 31 December 2002......................      75,546     45,276      8,476     60,801         472      190,571
                                                       ------     ------      -----     ------         ---      -------
Net book value:
At 31 December 2002..............................      82,383     53,431     41,002     60,248       1,758      238,822
                                                       ======     ======     ======     ======       =====      =======
At 31 December 2001..............................      74,036     52,665     33,895     55,917       1,244      217,757
                                                       ======     ======     ======     ======       =====      =======

By asset class:


                                                                                      Oil depots,   Plant,
                                                                                     storage tanks machinery,
                                                                          Oil and gas  and service  equipment
                                                               Buildings  properties   stations   and others    Total
                                                               ---------  ----------   --------   ----------    -----

                                                                  RMB        RMB          RMB         RMB        RMB
Cost/valuation:
Balance at 1 January 2002....................................     33,397    125,119       33,321     196,289    388,126
Additions....................................................        365         52        1,160       2,767      4,344
Transferred from Sinopec Group Company (Note 26).............        ___        ___        1,040         ___      1,040
Transferred from construction in progress....................      1,407     16,431        6,019      18,341     42,198
Reclassification.............................................      1,077        295       (4,361)      2,989        ___
Transferred to Sinopec Group Company (Note 26)...............       (185)      (196)         ___      (1,828)    (2,209)
Disposals....................................................       (317)      (769)        (252)     (2,768)    (4,106)
                                                                    ----       ----         ----      ------     ------
Balance at 31 December 2002..................................     35,744    140,932       36,927     215,790    429,393
                                                                  ------    -------       ------     -------    -------
Accumulated depreciation:
Balance at 1 January 2002....................................     12,934     62,676        5,902      88,857    170,369
Depreciation charge for the year.............................      1,539      7,557        1,391      13,480     23,967
Reclassification.............................................        384        118         (748)        246        ___
Transferred to Sinopec Group Company (Note 26)...............        (56)       (51)         ___        (705)      (812)
Written back on disposal.....................................       (116)      (667)        (163)     (2,007)    (2,953)
                                                                    ----       ----         ----      ------     ------
Balance at 31 December 2002..................................     14,685     69,633        6,382      99,871    190,571
                                                                  ------     ------        -----      ------    -------
Net book value:
At 31 December 2002..........................................     21,059     71,299       30,545     115,919    238,822
                                                                  ------     ------       ------     -------    -------
At 31 December 2001..........................................     20,463     62,443       27,419     107,432    217,757
                                                                  ------     ------       ------     -------    -------

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)


     As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group as of September 30, 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment has been determined at RMB 159,788. The surplus on revaluation of RMB 32,320, net of amounts allocated to minority interests, has been incorporated in the accounts of the Group as of December 31, 1999. In connection with the Acquisition, the property, plant and equipment of Sinopec National Star were revalued as of December 31, 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373, resulting in a surplus on revaluation of RMB 1,136, net of amounts allocated to minority interests.


15.   CONSTRUCTION IN PROGRESS

                                                   Exploration          Marketing             Corporate
                                                      and                  and                   and
                                                   production Refining distribution Chemical    others     Total
                                                   ---------- -------- ------------ --------    ------     -----
                                                      RMB       RMB        RMB        RMB        RMB       RMB

Balance at January 1, 2002.......................      3,163     6,636      8,722     7,420        509     26,450
Additions........................................     20,376     6,080      5,122     7,018        443     39,039
Dry hole costs written off.......................     (1,771)      ___        ___       ___        ___     (1,771)
Amount transferred to Sinopec Group Company (Note
    26)..........................................         (6)      (10)       ___       ___        ___        (16)
Transferred to fixed assets......................    (17,236)   (6,825)    (6,416)  (11,162)      (559)   (42,198)
                                                     -------    ------     ------   -------       ----    -------
Balance at December 31, 2002.....................      4,526     5,881      7,428     3,276        393     21,504
                    === =====                          =====     =====      =====     =====        ===     ======



16.   INVESTMENTS

                                                              December 31,
                                                             2001        2002
                                                             ----        ----
                                                             RMB          RMB
Unlisted investments, at cost.........................      3,463        2,738
Less: Provision for impairment losses.................       (181)        (184)
                                                             ----         ----
                                                            3,282        2,554
                                                            =====        =====

     Provision for impairment losses is analyzed as follows:

                                            Years ended December 31,
                                            ------------------------
                                         2000         2001        2002
                                         ----         ----        ----
                                          RMB          RMB         RMB
At beginning of year....................   172          210         181
Provision for the year..................    73           18           8
Written-off.............................   (35)         (47)         (5)
                                           ---          ---          --
At end of year .........................   210          181         184
                                           ===          ===         ===

     Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no investments in marketable securities.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)





17.   INTERESTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

                                                               December 31,
                                                               ------------
                                                            2001        2002
                                                            ----        ----
                                                             RMB        RMB
Share of net assets......................................   5,172       7,917
                                                            =====       =====

     The Group's investments in associates and jointly controlled entities are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are accounted for under the equity method and individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates and jointly controlled entities, all of which are incorporated in the PRC, are as follows:

                                                                       Percentage Percentage of
                                    Form of                              of equity  equity held
                                   business      Particulars of issued    held by      by the
        Name of company            structure     and paid up capital      the Company Subsidiaries Principal activities
        ---------------            ---------     -------------------      ----------- ------------ --------------------
                                                                           %           %
Shengli Oil Field Dynamic         Incorporated  303,356,340 ordinary       26.33        __    Exploration of crude oil and
   Company Limited ("Dynamic")*                       shares of                                distribution of petrochemical
                                                    RMB 1.00 each                              products

Sinopec Shandong Taishan          Incorporated  480,793,320 ordinary       38.68        __    Trading of petroleum products and
   Petroleum Company Limited                          shares of                                decoration of service gas stations
("Taishan")*                                        RMB 1.00 each

Sinopec Finance Company           Incorporated   Registered capital        32.00       8.22   Provision of non-banking financial
   Limited                                        RMB 2,500,000,000                            services

Shanghai Petroleum National       Incorporated   Registered capital        30.00         __   Exploration and production of crude
   Gas Corporation                                 RMB 900,000,000                             oil and natural gas

BASF-YPC Company Limited          Incorporated   Registered capital        30.00     10.00     Manufacturing and distribution of
                                                  RMB 8,793,000,000                            petrochemical products

Shanghai Secco Petrochemical      Incorporated   Registered capital        30.00     20.00     Manufacturing and distribution of
   Company Limited                                 USD 901,440,964                             petrochemical products

Shanghai Chemical Industry Park   Incorporated   Registered capital       ___        38.26     Planning, development and operation
Development Company Limited                       RMB 2,372,439,000                            of the Chemical Industry Park in
                                                                                               Shanghai, the PRC


     * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the investments in Dynamic based on the quoted market price are RMB 1,074 and RMB 625 as of December 31, 2001 and 2002. The market value of the investments in Taishan based on the quoted market price are RMB 1,465 and RMB 1,764 as of December 31, 2001 and 2002.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)





18.   DEFERRED TAX ASSETS AND LIABILITIES

     Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:





                                                                Assets              Liabilities               Net balance

                                                            December 31,             December 31,             December 31,
                                                            -----------------        ------------------       ------------------
                                                               2001      2002         2001         2002        2001         2002
                                                               ----      ----         ----         ----        ----         ----
                                                                RMB       RMB          RMB          RMB         RMB          RMB
Current
Provisions, primarily for receivables and
     inventories.....................................          432       275            --           --        432           275
Non-current
Property, plant and equipment........................           35        47         (788)        (627)       (753)        (580)
Accelerated depreciation.............................           --        --       (2,185)      (2,958)     (2,185)      (2,958)
Tax value of losses carried forward, net of
     valuation allowance.............................          173        30           --           --         173           30
Lease prepayment (Note)..............................           --       364           --           --          --          364
Others...............................................          129        16           (8)         (14)        121            2
                                                               ---        --           --          ---         ---            -
Deferred tax assets/(liabilities)....................          769       732       (2,981)      (3,599)     (2,212)      (2,867)
                                                               ===       ===       ======       ======      ======       ======

      A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2000, 2001 and 2002. Based on this review, valuation allowances of RMB 87 million, RMB 142 and RMB 164 were provided for the years ended December 31, 2000, 2001 and 2002, respectively in respect of the tax value of losses. The Group determined the valuation allowance relating to the tax value of losses based on management's assessment of the probability that taxable profits will be available against which the tax losses can be utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have taxable profits before the tax losses expire, whether the operations have sufficient taxable temporary differences relating to the same tax authority and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realized. No valuation allowance was established for the other deferred tax assets as management believes that the amount of these deferred tax assets as of December 31, 2001 and 2002 is more likely than not to be realized.

      The valuation allowance is analyzed as follows:

                                                   Years ended December 31,
                                                   ------------------------

                                               2000          2001         2002
                                               ----          ----         ----
                                                RMB           RMB          RMB
At beginning of year...........................  --            87          229
Allowance during the year......................   87          142         164
                                                  --          ---         ---
At end of year ................................   87          229         393
                                                  ==          ===         ===

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)






     Movements in temporary differences between calculations of certain items for accounting and for taxation purposes can be specified as follows:

                                                                                                Recognized in
                                                                                Recognized in    consolidated
                                                                   Balance at    consolidated   statements of     Balance at
                                                                   January 1,   statements of   shareholders    December 31,
                                                                      2000          income        equity             2000
                                                                      ----          ------        ------             ----
                                                                       RMB           RMB             RMB             RMB
Current
Provisions, primarily for receivables and inventories............          173            911            (61)        1,023
Non-current
Property, plant and equipment....................................         (297)          (340)           291          (346)
Accelerated depreciation.........................................          104         (1,282)          (151)       (1,329)
Tax value of losses carried forward, net of valuation allowance..           67             70           (119)           18
Others...........................................................          (10)            18              6            14
                                                                           ---             --              -            --
Net deferred tax assets/(liabilities)............................           37           (623)           (34)         (620)
                                                                            ==           ====            ===          ====
                                                                                      (Note 9)





     As a result of the December 31, 2000 revaluation of the assets and liabilities of Sinopec National Star in connection with the Acquisition, the tax base of Sinopec National Star's assets and liabilities have been adjusted to the related financial statement carrying amounts. Accordingly, temporary differences that gave rise to the net deferred tax assets of RMB 34 was eliminated. The reduction in net deferred tax assets as of December 31, 2000 was reflected as a decrease in shareholders' equity.

                                                                                 Recognized in
                                                                     Balance at   consolidated   Balance at
                                                                     January 1,  statements of  December 31,
                                                                       2001          income         2001
                                                                       ----          ------         ----
                                                                        RMB            RMB          RMB
Current
Provisions, primarily for receivables and inventories.............        1,023           (591)         432
Non-current
Property, plant and equipment.....................................         (346)          (407)        (753)
Accelerated depreciation..........................................       (1,329)          (856)      (2,185)
Tax value of losses carried forward, net of valuation allowance...           18            155          173
Others............................................................           14            107          121
                                                                             --            ---          ---
Net deferred tax liabilities .....................................         (620)        (1,592)      (2,212)
                                                                           ====         ======       ======
                                                                                      (Note 9)

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)





                                                                                                Recognized in
                                                                                Recognized in    consolidated
                                                                   Balance at    consolidated   statements of     Balance at
                                                                   January 1,   statements of   shareholders    December 31,
                                                                      2002          income          equity           2002
                                                                      ----          ------          ------           ----
                                                                       RMB           RMB             RMB             RMB
Current
Provisions, primarily for receivables and inventories............          432          (157)               --            275
Non-current
Property, plant and equipment....................................         (753)           173               --           (580)
Accelerated depreciation.........................................       (2,185)          (773)              --         (2,958)
Tax value of losses carried forward, net of valuation allowance.           173           (143)              --             30
Lease prepayments (Note).........................................           --             (7)             371            364
Others...........................................................          121           (119)              --              2
                                                                           ---           ----               --             --
Net deferred tax (liabilities)/assets............................       (2,212)        (1,026)             371         (2,867)
                                                                        ======         ======              ===         ======
                                                                                     (Note 9)


   Note: As described in note (ii) to the consolidated statements of shareholder's equity, land use rights are carried at cost effective January 1, 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of deferred tax asset as of January 1, 2002.


19. SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

     Short-term debts represent:

                                                                 December 31,
                                                                 ------------
                                                                2001         2002
                                                                ----         ----
                                                                RMB         RMB
Third parties' debts
Short-term bank loans......................................... 34,424       22,839
Short-term other loans........................................     43           19
                                                               ------       ------
                                                               34,467       22,858
                                                               ------       ------
Current portion of long-term bank loans....................... 10,140        8,120
Current portion of long-term other loans......................    742          300
                                                               ------       ------
                                                               10,882        8,420
                                                               ------       ------
                                                               45,349       31,278
                                                               ------       ------
Loans from Sinopec Group Company and its affiliates
Short-term loans..............................................  3,448        4,121
Current portion of long-term loans............................    414          153
                                                               ------       ------
                                                                3,862        4,274
                                                               ------       ------
                                                               49,211       35,552
                                                               ======       ======

     The Group's weighted average interest rate on short-term loans was 5.1% and 4.3% as of December 31, 2001 and 2002, respectively.

     As of December 31, 2002, the Company had standby credit facilities with several PRC financial institutions which allowed the Company to borrow up to RMB 100,000 on an unsecured basis, at rates ranging from 4.54% to 5.04%. As of December 31, 2002, the Company's outstanding borrowings under these facilities totalled RMB 11,950 which are included in short-term bank loans. These facilities expire at various dates in 2003 and contain no financial covenants.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)




                                                                                                             December 31,
                                                                                                             ------------
                                              Interest rate and final maturity                            2001       2002
                                              --------------------------------                            ----       ----
                                                                                                           RMB          RMB
Third parties debts

Long-term bank loans

Renminbi denominated                   Interest rates ranging from interest free to 11.2% per              32,231       36,855
                                       annum as of December 31, 2002 with maturities through
                                       2013

Japanese Yen denominated               Interest rates ranging from 0.2% to 7.3% per annum as                2,401        2,373
                                       of December 31, 2002 with maturities through 2024

US Dollar denominated                  Interest rates ranging from interest free to 7.9% per                4,300        4,294
                                       annum as of December 31, 2002 with maturities through
                                       2031

Deutsche Marks denominated             Fixed rates ranging from 6.6% to 6.8% per annum as of                  151          ___
                                       December 31, 2001 which was converted to Euro
                                       denominated during the year ended 31 December 2002

Dutch Guilders denominated             Fixed rate at 7.9% per annum as of December 31, 2001                    28          ___
                                       which was converted to Euro denominated during the year
                                       ended 31 December 2002

Hong Kong Dollar denominated           Floating rate at Hong Kong Prime Rate per annum plus                    14           10
                                       0.25% with maturities through 2006

Euro denominated                       Fixed rates ranging from 6.0% to 7.9% per annum as of                 ___           162
                                       December 31, 2002 with maturities through 2006
                                                                                                           39,125       43,694

Long-term other loans

Renminbi denominated                   Interest rates ranging from interest free to 7.5% per                  596          277
                                       annum as of December 31, 2002 with maturities through
                                       2015

US Dollar denominated                  Interest rates ranging from interest free to 3.4% per                  522          438
                                       annum as of December 31, 2002 with maturities through
                                       2015

French Francs denominated              Interest rates ranging from 1.8% to 8.1% per annum as                    15          ___
                                       of December 31, 2001 which was converted to Euro
                                       denominated during the year ended 31 December 2002

Euro denominated                       Interest rates ranging from 1.8% to 8.1% per annum as                 ___            16
                                       of December 31, 2002 with maturities through 2025
                                                                                                            1,133          731
Total long-term banks and other loans carried forward                                                      40,258       44,425

                                                                                                              December 31,
                                                                                                              ------------
                                                         Interest rate and final maturity                  2001         2002
                                                         --------------------------------                  ----         ----
                                                                                                           RMB          RMB

Total long-term banks and other loans carried forward                                                      40,258       44,425

Convertible bonds                      Fixed rates at 2.2% per annum as of December 31, 2002 and           1,500          1,500
                                       redeemable in July 2004 (a)                                         -----          -----

Total third parties' long-term debts                                                                      41,758         45,925

Less: Current portion                                                                                    (10,882)        (8,420)
                                                                                                         --------        -------
                                                                                                          30,876         37,505
                                                                                                          ------         ------
Long-term loans from Sinopec Group Company and its affiliates

        Renminbi denominated           Interest free with maturity in 2020                                35,561         35,561

Renminbi denominated                   Interest rates ranging from 5.0% to 6.0% per annum                    796          2,272
                                       as of December 31, 2002 with maturities through 2007

US Dollar denominated                  Interest rates ranging from 2.4% to 2.8% per annum                    182             23
                                       as of December 31, 2002 with maturities through                       ---             --
                                       2006
                                                                                                          36,539         37,856
Less: Current portion                                                                                       (414)       (153)
                                                                                                            ----        ----
                                                                                                          36,125       37,703
                                                                                                          ------       ------
                                                                                                          67,001       75,208
                                                                                                          ------       ------

(a) Convertible bonds amounting to RMB 1,500 were issued by a subsidiary on July 28, 1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary at the option of the holders during the period from July 28, 2000 to July 27, 2004.

     Third parties' loans of RMB 171 and RMB 85 as of December 31, 2001 and 2002, respectively were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 233 and RMB 146 as of December 31, 2001 and 2002, respectively.

     The aggregate maturities of long-term debts and loans from Sinopec Group Company and its affiliates subsequent to December 31, 2002 are as follows :

                                                                      RMB
2003.........................................................        8,573
2004.........................................................        8,677
2005.........................................................       12,695
2006.........................................................        8,531
2007.........................................................        4,338
Thereafter...................................................       40,967
                                                                    83,781

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)




20.   TRADE ACCOUNTS PAYABLE

     Trade accounts payable are analyzed as follows:

                                                        December 31,
                                                        ------------
                                                      2001       2002
                                                      ----       ----
                                                     RMB          RMB
Third parties......................................  13,556       17,109
Sinopec Group Company and its affiliates...........   3,233        2,103
Associates and jointly controlled entities.........       4           --
                                                         --           --
                                                     16,793       19,212
                                                     ------       ------
     Amounts due to Sinopec Group Company and its affiliates are repayable in accordance with normal commercial terms.

21.   ACCRUED EXPENSES AND OTHER PAYABLES

     Accrued expenses and other payables represent:

                                                                         December 31,
                                                                         ------------
                                                                         2001        2002
                                                                         ----        ----
                                                                        RMB          RMB
Amounts due to Sinopec Group Company and its affiliates...........      10,220       9,967
Accrued expenditure...............................................       8,477       9,066
Taxes other than income tax.......................................       3,062       2,115
Receipts in advance...............................................       2,884       3,427
Advances from third parties.......................................       2,005       1,223
Others............................................................       3,228       3,957
                                                                         -----       -----
                                                                        29,876      29,755
                                                                        ======      ======



22.   SHARE CAPITAL

                                                                             December 31,
                                                                             ------------
                                                                            2001        2002
                                                                            ----        ----
                                                                           RMB          RMB
Registered, issued and fully paid
67,121,951,000 domestic state-owned A shares of RMB 1.00 each..........    67,122      67,122
16,780,488,000 overseas listed H shares of RMB 1.00 each...............    16,780      16,780
2,800,000,000 domestic listed A shares of RMB 1.00 each................     2,800       2,800
                                                                            -----       -----
                                                                           86,702      86,702
                                                                           ======      ======

      The Company was established on February 25, 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB
1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities related to the Predecessor Operations transferred to the Company (Note 1).

      Pursuant to the resolutions passed at an Extraordinary General Meeting held on July 25, 2000 and approvals from relevant government authorities, the Company is authorized to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorized to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

      In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

      In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

      All A shares and H shares rank pari passu in all material respects.

23.  RESERVES

                                                                                             December 31,
                                                                                             ------------
                                                                                            2001        2002
                                                                                            ----        ----
                                                                                            RMB          RMB
Revaluation reserve
    At January 1.....................................................................     33,257       33,025
    Revaluation surplus realized.....................................................       (232)        (544)
    Elimination of surplus on land use rights (Note (f)).............................         --         (840)
                                                                                              --         ----
    At December 31...................................................................     33,025       31,641
                                                                                          ------       ------

Capital reserve (Note (a))
    At January 1.....................................................................    (14,579)     (18,878)
    Transfer from other reserves.....................................................     (4,299)          --
                                                                                          ------      --------
    At December 31...................................................................    (18,878)     (18,878)
                                                                                         -------      -------

Share premium (Note (b))
    At January 1.....................................................................      9,224       18,072
    Share premium from issuance of share.............................................      9,016           --
    Issuing expenses.................................................................       (168)          --
                                                                                            -----          --
    At December 31...................................................................     18,072       18,072
                                                                                          ------       ------

Statutory surplus reserve (Note (c))
    At January 1.....................................................................      1,615        3,017
    Appropriation of net income......................................................      1,402        1,412
                                                                                           -----        -----
    At December 31...................................................................      3,017        4,429
                                                                                           -----        -----

Statutory public welfare fund (Note (d))
    At January 1.....................................................................      1,615        3,017
    Appropriation of net income......................................................      1,402        1,412
                                                                                           -----        -----
    At December 31...................................................................      3,017        4,429
                                                                                           -----        -----

Discretionary surplus reserve (Note (e))
    At January 1.....................................................................         --           --
    Appropriation of net income......................................................         --        7,000
                                                                                              --        -----
    At December 31...................................................................         --        7,000
                                                                                              --        -----

Other reserves
    At January 1.....................................................................      2,147           --
    Consideration for Acquisition of Sinopec National Star (Note 1)..................     (6,446)          --
    Deferred tax on land use rights (Note (f)).......................................
                                                                                              --          246
    Deferred tax on land use rights..................................................
                                                                                              --          (5)
    Transfer to capital reserves.....................................................      4,299           --
                                                                                           -----           --
    At December 31...................................................................         --         241
                                                                                              --         ---


Retained earnings (Note (g))
    At January 1.....................................................................     15,973       22,714
    Final dividend in respect of the previous financial years, approved and paid
       during the year...............................................................     (6,712)      (6,936)
    Interim dividend.................................................................                  (1,734)
    Net income.......................................................................     16,025       16,080
    Transfer to statutory surplus reserve............................................     (1,402)      (1,412)
    Proposed transfer to statutory public welfare fund...............................     (1,402)      (1,412)
    Proposed transfer to discretionary surplus reserve...............................         --       (7,000)
    Revaluation surplus realized.....................................................        232          544
    Deferred tax on land use rights..................................................         --            5
                                                                                             ---          ---
    At December 31...................................................................     22,714       20,849
                                                                                          ------       ------
                                                                                          60,967       67,783
                                                                                          ======       ======


Notes:

(a) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation and (ii) the difference between the consideration paid over the amount of the net assets acquired from Sinopec National Star.

(b) The application of the share premium account is governed by Sections 178 and 179 of the PRC Company Law.

(c) According to the Company's Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

      Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the years ended December 31, 2001 and 2002, the Company transferred RMB 1,402 and 1,412, respectively, being 10% of the current year's net income determined in accordance with the PRC Accounting Rules and Regulations to this reserve.

(d) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

      Pursuant to the shareholders' approval at the Annual General Meeting on June 13, 2002, the Board of Directors was authorized to determine the amount of the transfer. The directors authorized the transfer of RMB 450, being 10% of the net income for the six-month period ended June 30, 2002 as determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

      The directors authorized the transfer of RMB 962, subject to shareholders' approval, being 10% of the net income for the six-month period ended December 31, 2002 determined in accordance with the PRC Accounting Rules and Regulations, to this fund. The transfer to this fund for the years ended December 31, 2001 and 2002 were RMB 1,402 and RMB 1,412, respectively.

(e) The directors authorized the transfer of RMB 7,000 for the year ended December 31, 2002, subject to shareholders' approval at Annual General Meeting to the discretionary surplus reserve. There was no transfer to this fund for the year ended December 31, 2001. Its usage is similar to that of statutory surplus reserve.

(f) Effective January 1, 2002, land use rights which are included in lease prepayments are carried at historical cost. Accordingly, the surplus on the revaluation of land use rights credited to revaluation reserve previously, net of minority interests, was eliminated during the year. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the periods prior to the change. As a result of the tax deductibility of the revaluation surplus, a deferred tax asset, net of minority interests, is created with a corresponding increase in other reserves.

(g) According to the Company's Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. As of December 31, 2001 and 2002, the amounts of retained earnings available for distribution were RMB 16,942 and RMB 12,569, respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations. Pursuant to a resolution passed at the Directors' meeting on March 28, 2003, a final dividend of RMB 0.06 per share totaling RMB 5,202 was proposed for shareholders approval at the Annual General Meeting. Final dividend of RMB 5,202 in respect of the financial year 2002 has not been provided for.

      Subject to the relevant provisions of the PRC Company Law and the Company's Articles of Association, Sinopec Group Company may seek to influence the Company's determination of dividends with a view to satisfying Sinopec Group Company's cash flow requirements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)




24.   COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

     The Group leases service stations and other equipment through non-cancelable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

     As of December 31, 2002, the future minimum lease payments under operating leases are as follows:

                                                          RMB
Within one year.................................        2,726
Between one to two years........................        2,666
Between two to three years......................        2,647
Between three to four years.....................        2,635
Between four to five years......................        2,609
Thereafter......................................       83,718
Total minimum lease payments....................       97,001

     The Group's leasing arrangement impose no restrictions on dividends, additional debt and/or further leasing.

Capital commitments

     As of December 31, 2002, the Group had capital commitments as follows:

                                                        RMB
Authorized and contracted for...................     30,245
Authorized but not contracted for...............     41,015
                                                     71,260

     These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, and the construction of service stations and oil depots.

Exploration and production licenses

     Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Company by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

     The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 19, RMB 29 and RMB 65 for the years ended December 31, 2000, 2001 and 2002, respectively.

     Estimated future annual payments as of December 31, 2002 are as follows:

                                                          RMB
Within one year................................            55
Between one to two years.......................            76
Between two to three years.....................            66
Between three to four years....................            63
Between four to five years.....................            43
Thereafter.....................................           263
Total payments.................................           566

Contingent liabilities

     (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganization, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganization.

     (b) As of December 31, 2002, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                       RMB
Associates and jointly controlled entities......      7,492
Third parties...................................         30
                                                      7,522

      The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable.

      As of December 31, 2002, the Company's guarantees were primarily provided to Shanghai Secco Petrochemical Company Limited ("Shanghai Secco"), a jointly controlled entity. Shanghai Secco signed loan agreements of RMB 8,123 and USD 708 million in February 2002. To enhance the credit standing of Shanghai Secco, the Company guarantees the interest payments as well as the repayment of the loans to an amount of RMB 6,999. Payments are due if the Company is notified that Shanghai Secco is not able to fulfill its obligations at the maturity date. No collateral secures Shanghai Secco's obligation or the Company's guarantee. As of December 31, 2002, it is not probable that the Company will be required to make payments under the guarantee. Thus no liability has been accrued for a loss related to the Company's obligation under this guarantee arrangement.

      In March 2003, the Company made guarantees of RMB 4,680 given to banks in respect of banking facilities granted to an associate.

Environmental contingencies

     To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 305, RMB 221 and RMB 287 for the years ended December 31, 2000, 2001 and 2002, respectively.

Legal contingencies

     The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)




25.   CONCENTRATION OF RISKS

Credit risk

      The carrying amounts of cash and cash equivalents, time deposits, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

      The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues during the years ended December 31, 2000, 2001 and 2002.

      No other financial assets carry a significant exposure to credit risk.

Concentration of economic risk

     The Group's operations may be adversely affected by significant political, economic, and social uncertainties in the PRC. In addition, the ability to negotiate and implement specific projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in state policies affecting the industries to which the Group sells its products, may have a negative effect on its operating results and financial conditions.

Currency risk

     Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

Business risk

     The Group conducts its principal operations in China and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the State Council over substantially all aspects of its operations and competition in the oil and gas industry.

Interest rate risk

     The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 19.

Supply risk

     The Group's largest domestic supplier of crude oil is PetroChina Company Limited. Negotiating another contract with a key supplier at similar terms and costs could have a severe and significant impact on the Group's results of operations.

26.   RELATED PARTY TRANSACTIONS

     Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

     The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with members of the Sinopec Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government (``state-owned enterprises''). Under IFRS, state-owned enterprises, other than Sinopec Group Company and its affiliates, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

     The Group conducts business with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organizations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

     The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

                                                                                     Years ended December 31,


                                                                            Note      2000      2001      2002
                                                                                       RMB       RMB       RMB

Sales of goods...........................................................    (i)     43,167    37,261   36,343
Purchases................................................................   (ii)     17,479    19,264     26,225
Transportation and storage...............................................   (iii)     1,700     1,471      1,514
Exploration and development services.....................................   (iv)      9,050    10,250     10,310
Production related services..............................................    (v)      6,604     6,116      7,316
Ancillary and social services............................................   (vi)      2,610     2,000      1,945
Operating lease charges..................................................   (vii)     2,377     2,489      2,716
Agency commission income.................................................  (viii)        11         7         37
Intellectual property licence fee paid...................................   (ix)          8        10         10
Interest received........................................................    (x)         60       153        104
Interest paid............................................................   (xi)        578       534        636
Net deposits placed with/(withdrawn from) related parties................   (xii)     4,090       528     (1,427)
Net loans obtained from/(repaid to) related parties......................  (xiii)    34,657    (5,034)     1,990

     The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2002 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

     There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates for the years ended December 31, 2001 and 2002.

     The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transaction, and this has been confirmed by the independent non-executive directors.

Notes:

(i) Sales of goods represent the sale of crude oil, intermediate petrochemical products and petroleum products.

(ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

(v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and service stations.

(viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

(ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses, for trademarks, patents, technology and computer software.

(x) Interest received represents interest received from deposits placed with related companies. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits as of December 31, 2001 and 2002 were RMB 7,129 and RMB 5,702, respectively.

(xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company.

(xii)  Deposits were placed with/withdrawn from Sinopec Finance Company
       Limited.

(xiii) The Group obtained/repaid loans and advances from/to Sinopec Group Company and Sinopec Finance Company Limited.

       In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarized as follows:

(a) The Company has entered into a three year non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

      o  the government-prescribed price;

      o where there is no government-prescribed price, the government-guidance price;

      o where there is neither a government-prescribed price nor a government-guidance price, the market price; or

      o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b) The Company has entered into a three year non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c) The Company has entered into lease agreements with Sinopec Group Company effective from January 1, 2000 to lease certain land and buildings for terms the shorter of the period of the existing land use rights and 50 years for land and 20 years for buildings at a rental of approximately RMB 2,007 and RMB 482, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d) The Company has entered into agreements with Sinopec Group Company effective from January 1, 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company for a term of ten years. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

(e) The Company has entered into agency agreements for a period of three years effective from January 1, 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.


(f) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from January 1, 2000 for a term of 10 years under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

      On December 19, 2002, the Company and Sinopec Group Company entered into an asset swap agreement whereby the Company transferred to Sinopec Group Company certain individual assets and liabilities, consisting principally of, water plants, inspection, maintenance, geology and geophysical assets and related liabilities. The carrying amount of the net assets transferred to Sinopec Group Company approximated the net appraised amount of RMB 1,021. In return, Sinopec Group Company transferred to the Company certain gas stations and oil depot assets. The carrying and appraised amounts of such assets transferred to the Company were RMB 462 and RMB 1,040, respectively. The difference between the appraised amounts of the assets exchanged of RMB 19 was paid in cash by the Company.


27.   EMPLOYEE BENEFITS PLAN

     As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 16.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the years ended December 31, 2000, 2001 and 2002 were RMB 1,387, RMB 1,358 and RMB 1,549 respectively.


28.   SEGMENTAL REPORTING

     The Group has five operating segments as follows:

     (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

     (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

     (iii)Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

     (iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

     (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

     The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)





      The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy. Beginning January 1, 2000, sales of the exploration and production segment to the refining segment are based on market prices.

     Reportable information on the Group's business segments is as follows:

                                                                                  Years ended December 31,
                                                                                  ------------------------

                                                                             2000        2001         2002
                                                                             ----        ----         ----
                                                                             RMB          RMB         RMB
Sales of goods
Exploration and production
     External sales....................................................     12,254       11,095        10,920
     Inter-segment sales...............................................     46,213       43,332        39,407
                                                                            ------       ------        ------
                                                                            58,467       54,427        50,327
Refining
     External sales....................................................     67,872       49,497        47,555
     Inter-segment sales...............................................    162,153      156,782       161,340
                                                                           -------      -------       -------
                                                                           230,025      206,279       208,895
Marketing and distribution
     External sales....................................................    174,645      180,610       184,378
     Inter-segment sales...............................................        652        2,460         2,329
                                                                               ---        -----         -----
                                                                           175,297      183,070       186,707
Chemicals
     External sales....................................................     56,224       48,945        58,401
     Inter-segment sales...............................................      3,443         5,626         7,204
                                                                             -----         -----         -----
                                                                            59,667       54,571        65,605
Corporate and others
     External sales....................................................     14,345       14,200        22,930
     Inter-segment sales...............................................     11,527        8,875        19,845
                                                                            ------        -----        ------
                                                                            25,872       23,075        42,775
Elimination of inter-segment sales.....................................   (223,988)    (217,075)     (230,125)
                                                                          --------     --------      --------
Total sales of goods...................................................    325,340      304,347       324,184
                                                                           -------      -------       -------

Other operating revenues
Exploration and production.............................................      1,441        6,168         7,305
Refining...............................................................      3,070        2,761         3,060
Marketing and distribution.............................................        326          201           342
Chemicals..............................................................      1,273        4,361         3,979
Corporate and others...................................................        126          633         1,172
                                                                               ---          ---         -----
Total other operating revenues.........................................      6,236       14,124        15,858
                                                                             -----       ------        ------
Total operating revenues...............................................    331,576      318,471       340,042
                                                                           =======      =======       =======

                                                                              Years ended December 31,
                                                                           2000         2001          2002
                                                                             RMB          RMB         RMB
Operating income by segment

   - Exploration and production........................................     25,411      23,185         14,787
   - Refining..........................................................      1,394       2,106          5,922
   - Marketing and distribution........................................      6,358       2,443          8,401
   - Chemicals.........................................................      2,437        (758)            72
   - Corporate and others..............................................        (89)        324           (905)
                                                                               ---         ---           ----
Total operating income.................................................     35,511      27,300         28,277
Income/(loss) from associates and jointly controlled entities
   - Exploration and production........................................        229         258           152
   - Refining..........................................................         33          10              1
   - Marketing and distribution........................................         60           71           63
   - Chemicals.........................................................        (64)        (23)            15
   - Corporate and others..............................................         12           4             79
                                                                                --           -             --
Aggregate income from associates and jointly controlled entities               270         320            310
                                                                               ---         ---            ---
Finance costs
     Interest expense..................................................     (6,663)     (4,706)        (4,018)
     Interest income...................................................        861       1,183            338
     Foreign exchange losses...........................................        (85)       (222)          (312)
     Foreign exchange gains............................................        951         593             47
                                                                               ---         ---             --
Net finance costs......................................................     (4,936)     (3,152)        (3,945)
Investment income.......................................................       191         199            190
                                                                               ---         ---            ---
Income before income tax and minority interests........................     31,036      24,667         24,832
Income tax.............................................................     (9,638)     (8,029)        (7,635)
                                                                            ------      ------         ------
Income before minority interests.......................................     21,398      16,638         17,197
Minority interests.....................................................     (1,814)       (613)        (1,117)
                                                                            ------        ----         ------
Net income.............................................................     19,584      16,025         16,080
                                                                            ======      ======         ======


     Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and its affiliates, income tax payable, deferred tax liabilities and other liabilities.

     Interests in and income from associates are included in the segments in which the associates operate. Information on associates is included in Note
17. Additions to long-lived assets by operating segment are included in Notes 14 and 15.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)




                                                                               December 31,
                                                                               ------------
                                                                          2000         2001        2002
                                                                          ----         ----        ----
                                                                            RMB         RMB         RMB
Assets
Segment assets
   - Exploration and production.......................................     68,073     80,063         90,983
   - Refining.........................................................     88,854     88,488         89,667
   - Marketing and distribution.......................................     61,497     72,014         71,516
   - Chemicals........................................................     76,455     78,277         78,246
   - Corporate and others.............................................     11,937     13,506         15,356
                                                                           ------     ------         ------
Total segment assets..................................................    306,816    332,348        345,768
                                                                          -------    -------        -------
Interests in associates and jointly controlled entities
   - Exploration and production.......................................        900      1,032          1,583
   - Refining.........................................................         51        120            147
   - Marketing and distribution.......................................      1,090      1,168          1,435
   - Chemicals........................................................        226      1,691          3,505
   - Corporate and others.............................................        151      1,161          1,247
                                                                              ---      -----          -----
Aggregate interests in associates and jointly controlled entities.....      2,418      5,172          7,917
                                                                            -----      -----          -----
Unallocated assets....................................................     45,508     29,189         22,196
                                                                           ------     ------         ------
Total assets..........................................................    354,742    366,709        375,881
                                                                          -------    -------        -------
Liabilities
Segment liabilities
   - Exploration and production.......................................     13,134     13,419         16,126
   - Refining.........................................................     26,022     23,985         22,331
   - Marketing and distribution.......................................     11,105     18,700         19,472
   - Chemicals........................................................     10,351      8,831         12,884
   - Corporate and others.............................................      3,143      7,760          8,293
                                                                            -----      -----          -----
Total segment liabilities.............................................     63,755     72,695         79,106
                                                                           ------     ------         ------
Unallocated liabilities...............................................    134,623    122,804        118,370
                                                                          -------    -------        -------
Total liabilities.....................................................    198,378    195,499        197,476
                                                                          =======    =======        =======

     Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

                                                                              Years ended December 31,
                                                                              ------------------------
                                                                           2000        2001        2002
                                                                           ----        ----        ----
                                                                            RMB         RMB         RMB
Capital expenditure
Exploration and production............................................     14,813      20,276        20,228
Refining..............................................................      5,511       8,992         6,533
Marketing and distribution............................................     16,080      17,256         6,982
Chemicals.............................................................      6,205      11,947         7,324
Corporate and others..................................................        251         358           545
                                                                              ---         ---           ---
                                                                           42,860      58,829        41,612
                                                                           ======      ======        ======
Depreciation, depletion and amortization
Exploration and production............................................      6,643       8,081         9,033
Refining..............................................................      5,916       5,901         6,039
Marketing and distribution............................................      1,160       1,661         1,968
Chemicals.............................................................      6,986       6,686         7,113
Corporate and others..................................................         76         101           129
                                                                               --         ---           ---
                                                                           20,781      22,430        24,282
                                                                           ======      ======        ======
Impairment losses on long-lived assets
Exploration and production............................................         92          --            --
Refining..............................................................         95          --            --
                                                                               --          --            --
                                                                              187          --            --
                                                                              ===          ==            ==

Reversal of impairment losses, net of depreciation effect
Exploration and production............................................        936          --            --
                                                                              ===          ==            ==

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)





29.   PRINCIPAL SUBSIDIARIES

     Details of the Group's principal subsidiaries are as follows:


                                      Particulars of                         Direct
                                      issued capital                      attributable
              Name of                   and debt           Type of            equity       Principal
              company                   securities         legal entity      interest       activities
              -------                   ----------         ------------      --------       ----------
                                                                                %
China Petroleum International            RMB 1,400       Limited company     100.00   Trading of crude oil and
Company  Limited                                                                      petrochemical products

Sinopec Beijing Yanhua                   RMB 3,374       Limited company      70.01   Manufacturing of chemical products
Petrochemical Company Limited

Sinopec Sales Company Limited            RMB 1,700       Limited company     100.00   Marketing and distribution of refined
                                                                                      petroleum products

Sinopec Shengli Oilfield Company        RMB 30,028       Limited company     100.00   Exploration and production of crude
   Limited                                                                            oil and natural gas

Sinopec Fujian Petrochemical Company     RMB 2,253       Limited company      50.00   Manufacturing of plastics,
Limited (i)                                                                           intermediate petrochemical products
                                                                                      and petroleum products

Sinopec Maoming Refining and           RMB 1,064 and     Limited company      99.81   Manufacturing of intermediate
Chemical          Company Limited        RMB 1,500                                    petrochemical products and petroleum
                                     convertible bonds                                products

Sinopec Qilu Petrochemical Company       RMB 1,950       Limited company      82.05   Manufacturing of intermediate
Limited                                                                               petrochemical products and petroleum
                                                                                      products

Sinopec Shanghai Petrochemical           RMB 7,200       Limited company      55.56   Manufacturing of synthetic fibres,
   Company Limited                                                                    resin and plastics, intermediate
                                                                                      petrochemical products and petroleum
                                                                                      products

Sinopec Shijiazhuang                     RMB 1,154       Limited company      79.73   Manufacturing of intermediate
Refining-Chemical          Company                                                    petrochemical products and petroleum
Limited                                                                               products

Sinopec Kantons Holdings Limited      HK$ 104 million    Limited company      72.40   Trading of crude oil and petroleum
                                                                                      products

Sinopec Wuhan Petroleum Group             RMB 147        Limited company      46.25   Marketing and distribution of refined
   Company Limited (i)                                                                petroleum products

Sinopec Wuhan Phoenix Company             RMB 519        Limited company      40.72   Manufacturing of petrochemical
   Limited (i)                                                                        products and petroleum products

Sinopec Yangzi Petrochemical Company     RMB 2,330       Limited company      84.98   Manufacturing of intermediate
Limited                                                                               petrochemical products and petroleum
                                                                                      products

Sinopec Yizheng Chemical Fibre           RMB 4,000       Limited company      42.00   Production and sale of polyester
Company Limited (i)                                                                   chips and polyester fibres

Sinopec Zhenhai Refining and             RMB 2,524       Limited company      71.32   Manufacturing of intermediate
Chemical          Company Limited                                                     petrochemical products and petroleum
                                                                                      products

Sinopec Zhongyuan Petroleum Company       RMB 816        Limited company      75.00   Exploration and production of crude
Limited                                                                               oil and natural gas

     Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

(i) The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

           CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (Amounts in millions of Renminbi, except per share data)



30.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial assets of the Group include cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, loans to third parties, due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments as of December 31, 2001 and 2002.

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and its affiliates as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization of the Group, its existing capital structure, and the terms of the borrowings.

     The following table presents the carrying amounts and fair values of the Group's long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2001 and 2002:


                                                   December 31,
                                                   ------------
                                                 2001        2002
                                                 ----        ----
                                                  RMB         RMB
Carrying amount...............................  41,758       45,925
Fair value....................................  41,996       46,370

     The fair values of long-term indebtedness are estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities.

     Investments are unquoted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

     The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.


31.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The Group's accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Differences which have a significant effect on net income and shareholders' equity are set out below.


(a) Foreign exchange gains and losses

     In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.


(b) Capitalization of property, plant and equipment

     In years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalization of interest and pre-production results under IFRS, that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalization of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortization effect of such originating adjustments described above.


(c) Revaluation of property, plant and equipment

     As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group were revalued as of September 30, 1999. In addition, the property, plant and equipment of Sinopec National Star were revalued as of December 31, 2000 in connection with the Acquisition. Under IFRS, such revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases.

     Under US GAAP, property, plant and equipment, including land use rights, are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' equity.

     Under IFRS, effective January 1, 2002, land use rights, which were previously carried at revalued amount, are carried at cost under IFRS. The effect of this change resulted in a decrease to revaluation reserve net of minority interests of RMB 840 as of January 1, 2002. This revaluation reserve was previously included as part of the revaluation reserve of property, plant and equipment. This change under IFRS eliminated the US GAAP difference relating to the revaluation of land use rights. However, as a result of the tax deductibility of the revalued land use rights, the reversal of the revaluation reserve resulted in a deferred tax asset.

     In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.


(d) Exchange of assets

     As described in Note 26, the Company and Sinopec Group Company entered into an asset swap transaction on December 19, 2002. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction.

(e) Impairment of long-lived assets

     Under IFRS, impairment charges are recognized when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

     Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

     In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated statements of income to the extent that an impairment loss on the same asset was previously recognized as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognized as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

     The US GAAP adjustment represents the effect of the reversing the recovery of previous impairment charges recorded under IFRS.

(f) Employee reduction expenses

     As described in Note 5, certain employees of the Group were transferred to Sinopec Group Company. During the year ended December 31, 2001, Sinopec Group Company paid RMB 2,885 to employees that were transferred to Sinopec Group Company and were subsequently terminated. Under IFRS, the payment made to these employees by Sinopec Group Company is not recorded in current earnings. Under US GAAP, with reference to Interpretation No. 1 to Accounting Principles Board Opinion ("APB") No. 25, such payment made by Sinopec Group Company is charged to current earnings with a corresponding increase in shareholders' equity.

(g) Capitalized interest on investment in associates

      Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalized. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalized.


(h) Goodwill amortization

     Under IFRS, goodwill and negative goodwill are amortized on a systematic basis over their useful lives.

     Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortized beginning January 1, 2002, the date that SFAS No. 142 was adopted. Instead, goodwill is reviewed for impairment upon adoption of SFAS No.142 and annually thereafter. In connection with SFAS No.142's transitional goodwill impairment evaluation, the Group determined that no goodwill impairment existed as of the date of adoption. In addition, under US GAAP, negative goodwill of RMB 11, net of minority interests, that existed at the date of adoption of SFAS No.142 was written off as a cumulative effect of a change in accounting principle.

(i) Companies included in consolidation

     Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated, but rather be accounted for under the equity method. Accordingly, Sinopec Fujian Petrochemical Company Limited, Sinopec Wuhan Petroleum Group Company Limited, Sinopec Wuhan Phoenix Company Limited and Sinopec Yizheng Chemical Fibre Company Limited of which the Group owns 50%, 46.25%, 40.72%, and 42%, respectively of the outstanding voting stock, are excluded from consolidation under US GAAP and accounted for under the equity method. This exclusion does not affect the net income or shareholders' equity reconciliations between IFRS and US GAAP. Presented below is summarized financial information of Sinopec Fujian Petrochemical Company Limited, Sinopec Wuhan Petroleum Group Company Limited, Sinopec Wuhan Phoenix Company Limited and Sinopec Yizheng Chemical Fibre Company Limited.


                                                Years ended December 31,
                                                ------------------------
                                           2000        2001        2002
                                           ----        ----        ----

                                            RMB         RMB         RMB

Revenues..............................      17,666      15,809      16,719
Income before income tax..............       1,233         531         666
Net income............................       1,029         329         468


                                                    December 31,
                                                    ------------
                                           2000        2001        2002
                                           ----        ----        ----

                                            RMB         RMB         RMB

Current assets........................       5,584       4,556       5,169
Total assets..........................      16,273      15,564      17,463
Current liabilities...................       3,998       3,267       4,612
Total liabilities.....................       4,449       3,823       4,992
Total equity..........................      11,824      11,741      12,471


(j) Related party transactions

     Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 26 only refers to transactions with enterprises over which Sinopec Group Company is able to exercise significant influence.

     Under US GAAP, there are no similar exemptions. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 26.

(k) Recently issued accounting standards


      SFAS No. 143

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on January 1, 2003. The Group does not expect the adoption of SFAS No.143 will have a material impact on its consolidated financial statements.

      SFAS No. 145

     In April 2002, the FASB issued SFAS No.145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No.145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No.145 amends SFAS No.13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

     The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Group does not expect the adoption of SFAS No. 145 will have a material impact on its consolidated financial statements.

     SFAS No.146

     In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities" which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No.146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's intended future actions and does not meet the requirement for recognizing a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No.146 on January 1, 2003. The provisions of SFAS No.146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. Therefore, management cannot determine the potential effect that adoption of SFAS No.146 will have on the Group's consolidated financial statements.

     FIN No.45

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Group does not expect the application of this Interpretation will have a material effect on its consolidated financial statements.

     FIN No. 46

     In January 2003, the FASB issued Interpretation No.46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

Reconciliation to US GAAP

     The effect on net income of significant differences between IFRS and US GAAP for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                                Reference         Years ended December  31,
                                                                                 in Note          -------------------------------
                                                                                  above        2000      2001     2002       2002
                                                                                               ----      ----     ----       ----
                                                                                                 RMB       RMB      RMB       US$
                                                                                             millions  millions millions  millions

Net income under IFRS......................................................                   19,584    16,025   16,080     1,942
US GAAP adjustments:
      Foreign exchange gains and losses....................................        (a)            76        76       76         9
      Capitalization of property, plant and equipment......................        (b)            12        12       12         1
      Depreciation on revalued property, plant and equipment...............        (c)         3,994     4,196    4,126       498
      Disposal of property, plant and equipment............................        (c)           199       232      544        66
      Reversal of impairment of long-lived assets,
         net of depreciation effect........................................        (e)          (808)       59       59         7
      Employee reduction expenses..........................................        (f)           --     (2,885)      --        --
      Capitalized interest on investment in associates.....................        (g)           --         70      110        13
      Goodwill amortization for the year...................................        (h)           --        --         6         1
      Cumulative effect of adopting SFAS No.142............................        (h)           --        --        11         1
      Deferred tax effect of US GAAP adjustments...........................                   (1,046)     (470)  (1,509)     (182)
                                                                                              ------      ----   ------     -----
Net income under US GAAP...................................................                   22,011    17,315   19,515     2,356
                                                                                              ======    ======   ======     =====
Basic earnings per share under US GAAP.....................................                     0.31      0.20     0.23      0.03
                                                                                              ======    ======   ======     =====
Basic earnings per ADS under US GAAP*......................................                    30.60     20.33    22.51      2.72
                                                                                              ======    ======   ======     =====





     In accordance with SFAS No.142's disclosure requirements, a reconciliation of reported net income under US GAAP to adjusted net income under US GAAP is presented below.


                                                                                    Years ended December 31,
                                                                                    ------------------------
                                                                           2000      2001         2002        2002
                                                                           ----      ----         ----        ----
                                                                             RMB       RMB          RMB         US$
                                                                         millions  millions     millions    millions
Net income under US GAAP............................................      22,011    17,315       19,515        2,356
Add:  Goodwill amortization.........................................           8         8           --          --
Less: Amortization of negative goodwill.............................                                             --
                                                                              (2)       (2)          --          --
                                                                          ------    ------       ------       -----
Adjusted net income under US GAAP...................................      22,017    17,321       19,515       2,356
                                                                          ======    ======       ======       =====

Basic earnings per share under US GAAP..............................        0.31      0.20         0.23        0.03
                                                                            ----      ----         ----        ----
Basic earnings per ADS under US GAAP*...............................       30.61     20.33        22.51        2.72
                                                                           -----     -----        -----        ----
Adjusted income before cumulative effect of a change in
       accounting principle.........................................      22,017    17,321       19,504       2,355
                                                                          ======    ======       ======       =====


* Basic net income per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

     The effect on shareholders' equity of significant differences between IFRS and US GAAP as of December 31, 2001 and 2002 is as follows:


                                                                             Reference            December 31,
                                                                              in Note
                                                                              above        2001       2002        2002
                                                                                           ----       ----        ----
                                                                                           RMB         RMB         US$
                                                                                         millions    millions    millions
Shareholders equity under IFRS...........................................               147,669     154,485       18,658
US GAAP adjustments:
      Foreign exchange gains and losses...................................      (a)         (504)       (428)         (52)
      Capitalization of property, plant and equipment.....................      (b)          (36)        (24)          (3)
      Revaluation of property, plant and equipment........................      (c)      (23,837)    (18,327)      (2,213)
      Deferred tax adjustments on revaluations............................      (c)        7,309       5,628          680
      Exchange of assets..................................................      (d)            -        (578)         (70)
      Reversal of impairment of long-lived assets.........................      (e)         (667)       (608)         (73)
      Capitalized interest on investment in associates....................      (g)           70         180           22
      Goodwill............................................................      (h)            -          17            2
      Deferred tax effect of US GAAP adjustments..........................                   367         484           58
                                                                                             ---         ---           --
Shareholders equity under US GAAP........................................               130,371     140,829       17,009
                                                                                         =======     =======       ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                       PRODUCING ACTIVITIES (UNAUDITED)
                (All currency amounts in millions of Renminbi)



     In accordance with the United States Statement of Financial Accounting Standards No. 69, ``Disclosures about Oil and Gas Producing Activities'' (``SFAS No. 69''), this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2000, 2001and 2002, and for each of the years in the three-year period ended December 31, 2002 in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalized costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Table I:   Capitalized costs related to oil and gas producing activities


                                                                                   Years ended
                                                                                   December 31,
                                                                                   ------------
                                                                           2000        2001        2002
                                                                           ----        ----        ----
                                                                            RMB         RMB          RMB
Property cost                                                                 --          --          --
Wells and related equipment and facilities...........................      94,251     109,977     125,790
Supporting equipment and facilities..................................       7,255      11,047      10,809
Uncompleted wells, equipment and facilities..........................       2,799       3,163       4,526
                                                                            -----       -----       -----
Total capitalized costs..............................................     104,305     124,187     141,125
Accumulated depreciation, depletion, amortization and impairment
   allowances........................................................     (49,401)    (56,069)    (62,397)
                                                                          -------     -------     -------
Net capitalized costs................................................      54,904      68,118      78,728
                                                                           ======      ======      ======


Table II:   Cost incurred in exploration and development

                                                                                      Years ended
                                                                                     December 31,
                                                                                     ------------
                                                                           2000        2001        2002
                                                                           ----        ----        ----
                                                                            RMB         RMB          RMB
Exploration..........................................................       4,329       5,666       5,798
Development..........................................................      13,987      18,385      18,793
                                                                           ------      ------      ------
Total cost incurred..................................................      18,316      24,051      24,591


Table III:   Results of operations for oil and gas producing activities

                                                                                     Years ended
                                                                                     December 31,
                                                                                     ------------
                                                                          2000        2001        2002
                                                                          ----        ----        ----
                                                                            RMB         RMB          RMB
Revenues
     Sales...........................................................      10,774       8,780       8,687
     Transfers.......................................................      46,213      43,269      39,407
                                                                           56,987      52,049      48,094
Production costs excluding taxes.....................................     (14,651)    (15,084)    (15,174)
Exploration expenses.................................................      (3,030)     (3,775)     (4,363)
Depreciation, depletion, amortization and impairment provisions.......     (5,745)     (7,126)     (8,133)
Taxes other than income tax..........................................        (971)       (875)       (860)
Income before income tax.............................................      32,590      25,189      19,564
Income tax expense...................................................     (10,245)     (8,312)     (6,456)
Results of operations from producing activities......................      22,345      16,877      13,108


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                PRODUCING ACTIVITIES (UNAUDITED) - (Continued)
                (All currency amounts in millions of Renminbi)


         The results of operations for producing activities for the years ended December 31, 2000, 2001 and 2002 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.


Table IV:   Reserve quantities information

     The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2000, 2001 and 2002 are shown in the following table.

     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

     Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group's estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

     Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

     ``Net'' reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                PRODUCING ACTIVITIES (UNAUDITED) - (Continued)
                (All currency amounts in millions of Renminbi)

                                                                                     Years ended
                                                                                     December 31,
                                                                                     ------------
                                                                            2000        2001         2002
                                                                            ----        ----         ----
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year....................................................       3,028       3,168        3,125
Revisions of previous estimates......................................          72         (23)         119
Improved recovery....................................................         140         125          126
Extensions and discoveries...........................................         191         214          130
Production...........................................................        (263)       (269)        (270)
                                                                             ----        ----         ----
End of year..........................................................       3,168       3,215        3,320
                                                                            =====       =====        =====
Proved developed reserves
Beginning of year....................................................       2,418       2,490        2,444
                                                                            =====       =====        =====
End of year..........................................................       2,490       2,444        2,732
                                                                            =====       =====        =====
Proved developed and undeveloped reserves (gas)
   (billion cubic feet)
Beginning of year....................................................       2,031       3,342        3,488
Revisions of previous estimates......................................         164        (429)        (133)
Extensions and discoveries...........................................       1,281         738          153
Production...........................................................        (134)       (163)        (179)
                                                                             ----        ----         ----
End of year..........................................................       3,342       3,488        3,329
                                                                            =====       =====        =====
Proved developed reserves
Beginning of year....................................................       1,052       1,164        1,183
                                                                            =====       =====        =====
End of year..........................................................       1,164       1,183        1,056
                                                                            =====       =====        =====


Table V: Standardized measure of discounted future net cash flows

     The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

     The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2000, 2001 and 2002 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.



            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                PRODUCING ACTIVITIES (UNAUDITED) - (Continued)
                (All currency amounts in millions of Renminbi)


                                                                                   Years ended
                                                                                   December 31,
                                                                                   ------------
                                                                          2000        2001        2002
                                                                          ----        ----        ----
                                                                            RMB         RMB          RMB
Future cash flows....................................................     842,489     534,433     760,468
Future production costs..............................................    (248,338)   (224,487)   (287,887)
Future development costs.............................................     (22,790)    (25,221)    (26,852)
Future income tax expenses...........................................    (171,622)    (74,698)   (126,440)
                                                                         --------     -------    --------
Undiscounted future net cash flows...................................     399,739     210,027     319,289
10% annual discount for estimated timing of cash flows...............    (170,542)    (91,274)   (142,450)
                                                                         --------     -------    --------
Standardized measure of discounted future net cash flows.............     229,197     118,753     176,839
                                                                          =======     =======     =======


Table VI:   Changes in the standardized measure of discounted
            future net cash flows


                                                                                    Years ended
                                                                                    December 31,
                                                                                    ------------
                                                                          2000        2001         2002
                                                                          ----        ----         ----
                                                                            RMB         RMB          RMB
Sales and transfers of oil and gas produced, net of production costs.     (19,420)    (52,294)    (26,740)
Net changes in prices and production costs...........................     176,413    (162,554)     63,625
Net change due to extensions, discoveries and improved recoveries....      41,475      22,859      23,319
Revisions of previous quantity estimates.............................       6,287      (3,729)      8,253
Previously estimated development costs incurred during the period....       4,113       7,349       6,935
Accretion of discount................................................       7,149      19,259      10,323
Net change in income taxes...........................................     (65,128)     56,131     (27,793)
Others...............................................................        (526)      2,535         164
Net change for the year..............................................     150,363    (110,444)     58,086

                                   SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                China Petroleum & Chemical
                                                Corporation

                                                By /s/ Chen Ge
                                                ------------------------
                                                Name: Chen Ge
                                                Title: Secretary to the Board
                                                       of Directors



Date:  June 18, 2003

                                CERTIFICATIONS

I, Wang Jiming, certify that:

1. I have reviewed this annual report on Form 20-F of China Petroleum & Chemical Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrants' other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Date: June 18, 2003

                                                By /s/ Wang Jiming
                                                ----------------------
                                                Wang Jiming, President

I, Zhang Jiaren, certify that:

1. I have reviewed this annual report on Form 20-F of China Petroleum & Chemical Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrants' other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weakness.

Date: June 18, 2003

                                                By /s/ Zhang Jiaren
                                                ---------------------------
                                                Zhang Jiaren,
                                                Senior Vice President and
                                                Chief Financial Officer