Form 20-F
period 2003-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2004-06-22
CIK 1123658

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________
                                   FORM 20-F

(Mark One)
    |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
    |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                                                  OR
    |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

                         COMMISSION FILE NUMBER 1-15138
                  ___________________________________________
                     CHINA PETROLEUM & CHEMICAL CORPORATION
             (Exact name of Registrant as specified in its charter)
                            _______________________

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


                                                              Name of Each Exchange
          Title of Each Class                                  On Which Registered
American Depositary Shares, each representing
100 H Shares of par value RMB1.00 per share .............New York Stock Exchange, Inc.

H Shares of par value RMB1.00 per share .................New York Stock Exchange, Inc.*

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

         State-owned domestic shares, par value RMB 1.00 per share  ........... 67,121,951,000
         H Shares, par value RMB 1.00 per share    ............................ 16,780,488,000
         A Shares, par value RMB 1.00 per share    ............................  2,800,000,000

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                              Yes __X__        No__

     Indicate by check mark which financial statement item the Registrant has elected to follow.
                              Item 17 ___      Item 18 _X_
______________

                               Table of Contents

                                                                            Page

CERTAIN TERMS AND CONVENTIONS.................................................1

CURRENCIES AND EXCHANGE RATES.................................................2

FORWARD-LOOKING STATEMENTS....................................................3

Statements regarding competitive position.....................................3

PART     I....................................................................4
   ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.........4
   ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE.......................4
   ITEM 3.      KEY INFORMATION...............................................4
      A. SELECTED FINANCIAL DATA..............................................4
      B. CAPITALIZATION AND INDEBTEDNESS......................................6
      C. REASONS FOR THE OFFER AND USE OF PROCEEDS............................6
      D. RISK FACTORS.........................................................6
   ITEM 4.      INFORMATION ON THE COMPANY...................................14
      A. HISTORY AND DEVELOPMENT.............................................14
      B. BUSINESS OVERVIEW...................................................15
      C. ORGANIZATIONAL STRUCTURE............................................31
      D. PROPERTY, PLANT AND EQUIPMENT.......................................31
   ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................33
      A. GENERAL.............................................................33
      B. CONSOLIDATED RESULTS OF OPERATIONS..................................35
      C. DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS........................44
      D. LIQUIDITY AND CAPITAL RESOURCES.....................................57
   ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................63
      A. DIRECTORS, supervisors AND SENIOR MANAGEMENT........................63
      B. COMPENSATION........................................................70
      C. BOARD PRACTICE......................................................71
      D. EMPLOYEES...........................................................72
      E. SHARE OWNERSHIP.....................................................73
   ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............74
      A. MAJOR SHAREHOLDERS..................................................74
      B. INTERESTS OF EXPERTS AND COUNSEL....................................74
   ITEM 8.      FINANCIAL INFORMATION........................................75
      A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.............75
      B. SIGNIFICANT CHANGES.................................................75
   ITEM 9.      THE OFFER AND LISTING........................................76
   ITEM 10.     ADDITIONAL INFORMATION.......................................77
      A. SHARE CAPITAL.......................................................77
      B. MEMORANDUM AND ARTICLES OF ASSOCIATION..............................77
      C. MATERIAL CONTRACTS..................................................83
      D. EXCHANGE CONTROLS...................................................84
      E. TAXATION............................................................84
      F. DIVIDENDS AND PAYING AGENTS.........................................88
      G. STATEMENT BY EXPERTS................................................88
      H. DOCUMENTS ON DISPLAY................................................88
      I. SUBSIDIARY INFORMATION..............................................88
   ITEM 11.     QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK...88
   ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......95
PART     II..................................................................95
   ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELIN QUENCIES.............95
   ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                AND USE OF PROCEEDS..........................................95
      A. MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS..........95
      B. USE OF PROCEEDS.....................................................95
   ITEM 15.     CONTROLS AND PROCEDURES......................................95
   ITEM 16.     .............................................................95
   ITem 16A  AUDIT COMMITTEE FINANCIAL EXPERT................................95
   ITEM 16B  CODE OF ETHICS..................................................95
   ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................96
   ITEM 16D  AUDIT COMMITTEE EXEMPTION.......................................96
PART     III.................................................................96
   ITEM 17.     FINANCIAL STATEMENTS.........................................96
   ITEM 18.     FINANCIAL STATEMENTS.........................................96
   ITEM 19.     EXHIBITS.....................................................96

                         CERTAIN TERMS AND CONVENTIONS


Definitions

     Unless the context otherwise requires, references in this annual report to:

     o "Sinopec Corp.", "we", "our" and "us" are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

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

Conversion Conventions

       Conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources and one tonne to 7.1 barrels for crude oil we produce, representing the typical gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet.

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

                         CURRENCIES AND EXCHANGE RATES

     We publish our financial statements in renminbi. Unless otherwise indicated, all translations from renminbi to US dollars have been made at a rate of RMB 8.2767 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. We do not represent that renminbi or US dollar amounts could be converted into US dollars or renminbi, as the case may be, at any particular rate, the rates below or at all.

     The following table sets forth noon buying rate for US dollars in New York City for cable transfers in renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:


                                                                           Noon Buying Rate
                                                              ____________________________________
Period                                                End       Average(1)       High           Low
------                                                ---       ----------     --------        -----
                                                                     (RMB per US$1.00)
1999.............................................       8.2795         8.2785       8.2800        8.2770
2000.............................................       8.2774         8.2784       8.2799        8.2768
2001.............................................       8.2766         8.2770       8.2786        8.2676
2002.............................................       8.2800         8.2772       8.2800        8.2759
2003.............................................       8.2767         8.2772       8.2800        8.2769
December 2003....................................       8.2767           ____       8.2772        8.2765
January 2004.....................................       8.2768           ____       8.2772        8.2767
February 2004....................................       8.2769           ____       8.2773        8.2769
March 2004 ......................................       8.2770           ____       8.2774        8.2767
April 2004.......................................       8.2771           ____       8.2772        8.2768
May 2004.........................................       8.2769           ____       8.2773        8.2768
June 2004 (up to June 11, 2004)..................       8.2767           ____       8.2768        8.2767

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

                   STATEMENTS REGARDING COMPETITIVE POSITION

       Certain statements made in this annual report that refer to our market share or competitive position are based on our belief, and in some cases rely on a range of sources, including government surveys, investment analysts' reports, independent market studies and our internal assessments of publicly available information about the financial results and performance of other market participants.


                                    PART I


         ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.


                ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


                            ITEM 3. KEY INFORMATION


A.    SELECTED FINANCIAL DATA

     The selected income statement data and cash flow data for the years ended December 31, 2001, 2002 and 2003, and the selected balance sheet data as of December 31, 2002 and 2003 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected income statement and cash flow data for the years ended December 31, 1999 and 2000 and the selected balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements which are not included in this annual report.

     This financial data reflect the reorganization and have been prepared as if our current structure had been in existence throughout the relevant periods. See "Item 4 - Information on the Company - A. History and Development." In addition, the financial data prior to December 31, 1999 also include the operations retained by Sinopec Group Company that were historically associated with Sinopec Group Company's petroleum and petrochemical operations. The results of operations, financial positions and cash flows associated with such businesses are not reflected in our consolidated financial statements as of December 31, 1999 or a later date, or for periods ended after December 31, 1999. Therefore, the following selected financial data for the year ended December 31, 1999 are not necessarily comparable with selected financial data for a later period. In addition, the financial data included herein may not necessarily reflect what our results of operations and cash flows would have been had we been a separate, stand-alone entity during the period presented.

     Moreover, we acquired the equity interests of Sinopec National Star Petroleum Company in 2001 and the operations of Sinopec Group Maoming Petrochemical Company, Xi'an Petrochemical Main Factory and Tahe Oilfield Petrochemical Factory from Sinopec Group Company in 2003. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our financial statements for periods prior to the combinations have been restated to include the accounts and the results of operations of these companies on a combined basis.

     Further, the selected financial data should be read in conjunction with the consolidated financial statements together with accompanying notes and "Item 5 - Operation and Financial Review and Prospects" included elsewhere in this annual report. Unless otherwise indicated, the consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.


                                                                         Years Ended December 31,
                                                                   --------------------------------
                                                     1999       2000       2001       2002       2003       2003
                                                     ----       ----       ----       ----       ----       ----
                                                      RMB        RMB        RMB        RMB        RMB      US$(6)
                                                          (in millions, except per share and per ADS data)
Income Statement Data(1)(2):
IFRS
   Consolidated results
   Operating revenues............................   242,031    336,386    323,629    345,145    443,136     53,540
   Purchased crude oil, products and operating
     supplies and expenses.......................  (161,398)  (227,659)  (222,462)  (237,581)  (312,488)   (37,755)
   Selling, general and administrative expenses..   (18,574)   (19,939)   (17,800)   (21,461)   (25,940)    (3,134)
   Depreciation, depletion and amortization......   (18,478)   (21,722)   (23,395)   (25,286)   (26,735)    (3,230)
   Exploration expenses, including dry holes.....    (2,309)    (3,030)    (3,775)    (4,363)    (6,133)      (741)
   Personnel expenses............................   (12,724)   (13,881)   (13,655)   (14,417)   (16,182)    (1,955)
   Employee reduction expenses...................         -          -     (2,546)      (244)    (1,014)      (122)
   Taxes other than income tax...................    (9,564)   (12,290)   (11,977)   (11,956)   (13,491)    (1,630)
   Other operating expenses, net.................    (3,261)     1,703       (350)    (1,158)    (3,886)      (470)
                                                    --------   --------   --------   --------   --------    -------
   Operating income..............................    15,723     39,568     27,669     28,679     37,267      4,503
   Interest expense, net of interest income and
     net foreign exchange gains (losses).........   (10,295)    (5,162)    (3,293)    (4,155)    (3,803)      (459)
   Gains from issuance of shares by subsidiaries.       607          -          -          -        136         16
   Other income .................................       814        252        524        561        481         58
                                                    --------   --------   --------   --------   --------    -------
   Income before income tax and minority
interests........................................     6,849     34,658     24,900     25,085     34,081      4,118
   Income tax....................................      (351)    (9,644)    (8,037)    (7,650)   (10,545)    (1,274)
                                                    --------   --------   --------   --------   --------    -------
   Income before minority interests..............     6,498     25,014     16,863     17,435     23,536      2,844
   Minority interests............................    (1,577)    (1,817)      (617)    (1,120)    (1,943)      (235)
                                                    --------   --------   --------   --------   --------    -------
   Net income....................................     4,921     23,197     16,246     16,315     21,593      2,609
                                                    ========   ========   ========   ========   ========    =======
   Basic earnings per share(3)...................      0.07       0.32       0.19       0.19       0.25       0.03
   Basic earnings per ADS(3).....................      7.16      32.25      19.08      18.82      24.90       3.01
   Cash dividends declared per share.............         -       0.01       0.08       0.10       0.09       0.01
   Segment results
     Exploration and production..................     4,251     25,411     23,185     14,787     19,160      2,315
     Refining....................................     6,076      1,414      2,141      5,996      6,006        726
     Marketing and distribution..................     2,550      6,358      2,443      8,401     11,943      1,443
     Chemicals...................................     3,677      6,764       (225)       596      2,159        261
     Corporate and others........................      (831)      (379)       125     (1,101)    (2,001)      (242)
                                                    --------   --------   --------   --------   --------    -------
     Operating income............................    15,723     39,568     27,669     28,679     37,267      4,503
                                                    ========   ========   ========   ========   ========    =======
US GAAP
   Net income....................................     5,424    23,186     17,536      19,750     25,577      3,090
   Basic earnings per share (3)..................      0.08      0.32       0.21        0.23       0.30       0.04
   Basic earnings per ADS (3)....................      7.89     32.23      20.59       22.78      29.50       3.56
   Cash dividends declared per share.............         -      0.01       0.08        0.10       0.09       0.01


                                                                              As of December 31,
                                                                              ------------------
                                                              1999      2000      2001     2002     2003     2003
                                                              ----      ----      ----     ----     ----     ----
                                                               RMB       RMB       RMB       RMB      RMB    US$(6)
                                                                                (in millions)
Balance Sheet Data(2):
IFRS
     Cash and cash equivalents............................    22,451    20,218    21,697   18,161   15,221    1,839
     Total current assets.................................    92,629   138,476   112,070  103,982   99,328   12,001
     Total non-current assets(4)..........................   201,649   231,187   268,675  285,361  301,490   36,426
     Total assets(4)......................................   294,278   369,663   380,745  389,343  400,818   48,427
     Short-term debts and loans from Sinopec Group
       Company and its affiliates (including current
       portion of long-term debts)........................    84,368    60,022    50,058   35,583   29,079    3,513
     Long-term debts and loans from Sinopec Group Company
       and its affiliates (excluding current portion of
       long-term debts)...................................    46,457    73,824    69,059   77,182   79,221    9,572
     Shareholders' equity(4)..............................    95,532   142,447   156,704  163,823  167,899   20,286
     Capital employed(5)..................................   225,922   279,303   277,683  282,436  286,844   34,657
US GAAP
     Total assets.........................................   257,962   335,302   350,662  362,112  375,995   45,428
     Long-term debts and loans from Sinopec Group Company
       and its affiliates (excluding current portion of
       long-term debts)...................................    46,059    73,374    68,559   76,867   77,421    9,354
     Shareholders' equity.................................    75,783   121,926   139,406  150,167  158,216   19,116


                                                                        Years Ended December 31,
                                                                        ------------------------
                                                      1999       2000      2001       2002       2003      2003
                                                      ----       ----      ----       ----       ----      ----
                                                      RMB        RMB       RMB        RMB        RMB     US$(6)
                                                                          (in millions)
Other Financial Data(1)(2):
IFRS
   Net cash from operating activities............     25,936    30,360     56,671      55,046     60,630   7,325
   Net cash from/(used in) financing activities..      4,329    32,046    (16,437)    (15,813)   (13,232) (1,599)
   Net cash used in investing activities.........    (35,731)  (64,622)   (38,748)    (42,776)   (50,343) (6,082)
   Capital expenditures
     Exploration and production..................     10,531    14,813     20,276      20,228     20,628   2,492
     Refining....................................      6,978     5,793      9,121       6,660      9,729   1,175
     Marketing and distribution..................      3,176    16,080     17,256       6,982      6,826     825
     Chemicals...................................     12,919     6,237     11,996       7,415      7,348     888
     Corporate and others........................      1,092       398        528         816        518      63
                                                     -------   -------    -------    --------    -------  ------
     Total.......................................     34,696    43,321     59,177      42,101     45,049   5,443
                                                     =======   =======    =======    ========    =======  ======
   Capital expenditures of jointly controlled
     entities
     Exploration and production..................          -         -          -          -       1,200     145
     Chemicals...................................          -         -          -          -       2,993     362
                                                     -------   -------    -------    --------    -------  ------
     Total.......................................          -         -          -          -       4,193     507
                                                     =======   =======    =======    ========    =======  ======

__________
(1) Data for the year ended December 31, 1999 includes the results of operations of certain petroleum and petrochemical operations that were included in the consolidated financial statements but were retained by Sinopec Group Company. These net assets were reflected as a distribution to shareholder as of December 31, 1999.
(2) The acquisition of Sinopec National Star in 2001 and the acquisitions of Sinopec Group Maoming Petrochemical Company, Xi'an Petrochemical Main Factory and Tahe Oilfield Petrochemical Factory in 2003 are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of these acquired companies have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the accounts and results of operations of these acquired companies on a combined basis. The considerations paid were treated as an equity transaction.
(3) Basic earnings per share and per ADS have been computed by dividing net income by the weighted average number of shares in issue.
(4) Includes the effect of the revaluation of property, plant and equipment as of September 30, 1999. In addition, property, plant and equipment of Sinopec National Star, Sinopec Group Maoming Petrochemical Company, Xi'an Petrochemical Main Factory and Table Oilfield Petrochemical Factory were revalued as of December 31, 2000, June 30, 2003, October 31, 2003 and October 31, 2003, respectively, in connection with the acquisitions by Sinopec Corp.
(5) Equals the sum of short-term debts, long-term debts, loans from Sinopec Group Company and its affiliates, shareholders' equity and minority interests less cash and cash equivalents.
(6) Translated solely for the convenience of the readers into US dollars at the rate prevailing on December 31, 2003 of US$1.00 to RMB 8.2767.

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

     The petroleum and petrochemical business is a capital intensive business. Our ability to maintain and increase our revenues, net income and cash flows depends upon continued capital spending. Our current capital expenditures plan contemplates approximately RMB 50.2 billion (US$6.1 billion) in 2004. Our actual capital expenditures may vary significantly from these planned amounts due to various factors, including, among others, our ability to generate sufficient cash flows from operations to finance our capital expenditures, general economic, market and business conditions and other factors that are beyond our control. In addition, there can be no assurance as to whether, or at what cost, our capital projects will be completed or the success of these projects if completed.

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

     We currently consume large amounts of crude oil and other raw materials to manufacture our refined products and petrochemical products. We have been sourcing an increasing amount of crude oil from outside suppliers. In 2003, approximately 76% of the crude oil required for our refinery business was sourced from outside suppliers. While we try to match cost increases with corresponding raw material price increases, our ability to pass on cost increases to our customers is dependent on international and domestic market conditions and government regulations. Consequently, there may be periods during which increases in costs of raw materials due to either price increases or increases in the amounts we source from third parties are not fully recovered by us due to an inability to increase the sale prices of our products. This may have a material adverse effect on our financial condition, results of operations or cash flows.

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

     Sinopec Group Company is currently being audited by the National Audit Office, and we cannot predict the timing of completion or the outcome of this audit.

     The National Audit Office (the "NAO") of China periodically performs audits on large PRC state-owned companies, such as Sinopec Group Company. We have learned that Sinopec Group Company is currently being audited by the NAO, and Sinopec Group Company has been cooperating with the NAO in its efforts. We cannot predict the timing of completion or the outcome of this audit. If the NAO determines that Sinopec Group Company has engaged in any material wrongdoings which implicate us or our employees, we may be subject to fines and other administrative penalties, and the market for our ADSs may be adversely impacted.

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

       Most of our revenues are attributable to sales of crude oil, refined petroleum products and petrochemical products which have historically been cyclical and sensitive to the availability and prices of feedstock and general economic conditions. Regional and global markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on product prices in the regional and global markets. Historically, the markets for these products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, possibly resulting in oversupply and declining prices and margins. After its accession to the WTO, China further reduced the tariffs and other import restrictions and further relaxed the control of product allocation and pricing, and, as a result, the domestic markets for many of our products have become increasingly subject to the cyclicality of regional and global markets. Historically, international prices of crude oil and refined products have fluctuated widely due to many factors that are beyond our control, including global and regional economic and political developments and global and regional supply of and demand for crude oil and refined products. While our integrated upstream, midstream and downstream operations to certain extent help us reduce the effects of industry cycles, we cannot assure you that future growth in demand for these products will be sufficient to alleviate any existing or future conditions of excess industry capacity or that such condition will not be sustained or further aggravated by anticipated or unanticipated capacity additions or other events. In addition, we expect that the volatility and uncertainty of the prices of crude oil and refined products will continue. Declines in prices of refined products and petrochemical products may adversely affect our business and results of operations and financial condition.

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

     A possible recurrence of a severe acute respiratory syndrome may materially and adversely affect our business and results of operations.

     From March to July 2003, China, Hong Kong, Singapore, Taiwan and certain other areas of the world experienced an outbreak of a new and contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. According to the World Health Organization, more than 8,000 cases of SARS resulting in more than 900 deaths had been reported in 29 countries from November 2002 to August 2003. In the event of recurrent outbreak of SARS, we may be required to quarantine the employees that have been suspected of becoming infected, as well as any others that had come into contact with them. We may also be required to disinfect the affected facilities and therefore suffer a temporary suspension of production. Any quarantine or suspension of production at any of our facilities will affect our overall operations and results of operations. Furthermore, such an outbreak would likely restrict the level of economic activity in affected areas, which would also adversely affect our business and results of operations.


                      ITEM 4. INFORMATION ON THE COMPANY

     A. HISTORY AND DEVELOPMENT

     Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at A6, Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China and our telephone number is (8610) 6499-0060. We have appointed SINOPEC USA Co., Ltd., 150 E. 52nd St., 28th Fl., New York, NY 10022, USA (telephone number: (212) 759-5085) as our agent for service of processes for actions brought under the U.S. securities laws.

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

     In 2001, we acquired from Sinopec Group Company the entire equity interest of Sinopec National Star, which engaged in oil and gas exploration and production activities in China, for a consideration of RMB 6.45 billion.

     In October 2003, we acquired from Sinopec Group Company the operations of Sinopec Group Maoming Petrochemical Company's ethylene facility with a rated capacity of 380,000 tonnes and its related downstream facilities for RMB 3.3 billion (US$0.4 billion) in cash. In December 2003, we acquired the operations of Tahe Petrochemical and Xi'an Petrochemical, both of which are wholly-owned by Sinopec Group Company, for RMB 220.8 million (US$26.7 million) and RMB 135.2 million (US$16.3 million), respectively, in cash. The purchase prices were determined on the basis of independent valuation and appraisals of the acquired assets and liabilities as required applicable laws and regulations in the PRC. While our financial statements for periods prior to these acquisitions have been restated to include the accounts and the results of operations of these companies on a combined basis, the following discussion in this "Item 4 - Information on the Company" on our businesses and operations does not include data of any of these companies.

     B. BUSINESS OVERVIEW

     We are an integrated petroleum and petrochemical company with upstream, midstream and downstream operations. Based on our operating revenues of RMB 443 billion (US$53.5 billion) in 2003, we are one of the largest petroleum and petrochemical companies in China and in Asia.

     We are the second largest crude oil and natural gas producer in China. Our crude oil and natural gas productions are mostly internally consumed by our refining and petrochemical operations.

     As of December 31, 2003, we had proved developed and undeveloped reserves of 3,738 million barrels-of-oil equivalent, including 3,257 million barrels of crude oil and 2,888 billion cubic feet of natural gas. In 2003, we produced 271 million barrels of crude oil, which accounted for approximately 22.5% of the total crude oil production in China. In addition, we produced 188 billion cubic feet of natural gas, which accounted for approximately 15.5% of the total natural gas production in China.

     We are the largest refiner of petroleum in China based on crude oil throughput. In 2003, we processed approximately 116.26 million tonnes of crude oil, representing approximately 48.3% of the total crude oil throughput in China. In 2003, we produced approximately 21.74 million tonnes of gasoline,
41.67 million tonnes of diesel and 5.31 million tonnes of kerosene including jet fuel.

     We are the largest distributor and seller of refined petroleum products in China based on sales volume. In 2003, sales volume of gasoline, diesel and kerosene including jet fuel through our Sinopec branded retail and wholesale distribution networks accounted for approximately 57.6% of the total consumption of these products in China and approximately 79.9% in our principal market in the eastern and southern regions of China. Sales volume of gasoline and diesel through our service stations in 2003 accounted for approximately 69% of the total retail volume in our principal market.

     We are also the largest producer and distributor of petrochemicals in China based on sales volume. Our production of ethylene, a key petrochemical building block, was over 3.17 million tonnes in 2003, representing approximately 51.8% of the total ethylene production in China. We produce a full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and their polymers, synthetic fibers, synthetic rubber and chemical fertilizers. We are the largest producer in China of all of these product categories.

Exploration and Production

     Summary

     We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2003, we held 195 production licenses with terms ranging from seven (7) to fifty-five (55) years, which were equal to or longer than the maximum numbers of years of the estimated life of the reserves as evaluated by us as of December 31, 2003. Our production licenses are renewable upon our application 30 days prior to expiration. During the term of our production license, we will pay an annual production right usage fee of RMB 1,000 (US$120.8) per square kilometers. Among our oil and gas fields, the Shengli field in Shandong province is the second largest oil field in China and accounted for approximately two-thirds of our total production in 2003. In 2003, we produced an average of 828,000 barrels-of-oil equivalent per day, of which approximately 90% was crude oil and 10% was natural gas.

     As of December 31, 2003, we held 366 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is seven (7) years. Our exploration licenses may be renewed twice upon our application 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make a progressive annual minimum exploration investment relating to the exploration blocks in respect of which the exploration licenses are issued. In addition, we are also obligated to pay an annual exploration license fee starting from RMB 100 (US$12.1) per square kilometer up to RMB 500 (US$60.4) per square kilometer.

     Properties

     We currently operate 16 oil and gas producing fields, each of which consists of many oil and gas producing blocks and all of which are located in mainland China.

     Shengli field is our most important producing oil field and the second largest producing oil field in China. It consists of 68 oil producing blocks of various sizes extending over an area of 61,000 square kilometers in northern Shandong province. In 2003, Shengli field produced 189.3 million barrels of crude oil and 28.6 billion cubic feet of natural gas, accounting for approximately 64.2% of our total annual crude oil and natural gas production for the year. As at December 31, 2003 Shengli field had estimated proved developed and undeveloped reserves of 2,322 million barrels-of-oil equivalent, including 2,271 million barrels of crude oil and 308.9 billion cubic feet of natural gas.

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

     The following table sets forth our estimated proved oil and gas reserves and productions and the respective yearly changes for the years ended December 31, 2001, 2002 and 2003. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. Our estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Our estimated proved reserves of crude oil and natural gas as at December 31, 2003 declined compared with the amount as December 31, 2002 primarily because our interests in Xihu area of the East China sea fields were diluted when additional parties joined the development efforts. In addition, we revised certain previous estimates relating to undeveloped reserves, which resulted in a reduction in our total estimated proved developed and undeveloped reserves.


                                                                               Years ended December 31,
                                                                         ------------------------------------
                                                                            2001        2002           2003

Proved developed and undeveloped reserves (crude oil) (million barrels)
Beginning of year....................................................       3,168       3,215         3,320
Revisions of previous estimates......................................         (23)        119           (81)
Improved recovery....................................................         125         126           143
Extensions and discoveries...........................................         214         130           146
Production...........................................................        (269)       (270)         (271)
                                                                           -------     -------       -------
End of year..........................................................       3,215       3,320         3,257
                                                                           =======     =======       =======
Proved developed reserves (crude oil) (million barrels)
Beginning of year....................................................       2,490       2,444         2,732
                                                                           =======     =======       =======
End of year..........................................................       2,444       2,732         2,786
                                                                           =======     =======       =======
Proved developed and undeveloped reserves (natural gas)
   (billion cubic feet)
Beginning of year....................................................       3,342       3,488         3,329
Revisions of previous estimates......................................        (429)       (133)         (649)
Extensions and discoveries...........................................         738         153           396
Production...........................................................        (163)       (179)         (188)
                                                                           -------     -------       -------
End of year..........................................................       3,488       3,329         2,888
                                                                           =======     =======       =======
Proved developed reserves (natural gas) (billion cubic feet)
Beginning of year....................................................       1,164       1,183         1,056
                                                                           =======     =======       =======
End of year..........................................................       1,183       1,056         1,249
                                                                           =======     =======       =======

Oil and Natural Gas Production

         The following tables sets forth the average daily production of crude oil and natural gas for the years ended December 31, 2001, 2002 and 2003.


                                                     For the Years Ended December 31,
                                         ----------------------------------------------------------
                                                2001               2002               2003
                                                ----               ----               ----
                                                           (in thousand barrels)
Average Daily Crude Oil Production
Shengli..............................           519                520                 518
Zhongyuan............................            74                 74                  70
Xibei................................            49                 48                  59
Henan................................            36                 37                  36
Jiangsu..............................            31                 31                  31
Others...............................            28                 29                  28
                                                 --                 --                  --
Total Production.....................           737                739                 742
                                                ===                ===                 ===

                                                      For the Years Ended December 31,
                                         ----------------------------------------------------------
                                                2001               2002               2003
                                                ----               ----               ----
                                                          (in million cubic feet)
Average Daily Natural Gas Production
Shengli..............................            82                 73                  78
Zhongyuan............................           145                157                 165
Xibei................................            35                 53                  44
Henan................................             9                 11                  10
Jiangsu..............................             2                  2                   9
Others...............................           173                194                 208
                                                ---                ---                 ---
Total Production.....................           446                490                 514
                                                ===                ===                 ===

Lifting Cost Data

         The following table sets forth our average lifting costs per barrel-of-oil equivalent of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2001, 2002 and 2003.


                                                                 Total       Shengli     Others
                                                                 -----       -------     ------
                                                                 (US$)       (US$)      (US$)
For the year ended December 31, 2003
Average petroleum lifting cost per BOE.................           6.47        6.46       6.48
Average realized sales price
   Per barrel of crude oil.............................          27.56       27.87      26.83
   Per thousand cubic meters of natural gas............          71.95       70.64      72.06
For the year ended December 31, 2002
Average petroleum lifting cost per BOE.................           6.12        5.76       6.78
Average realized sales price
   Per barrel of crude oil.............................          22.42       22.59      21.97
   Per thousand cubic meters of natural gas............          69.08       55.07      70.25
For the year ended December 31, 2001
Average petroleum lifting cost per BOE.................           6.15        6.01       6.42
Average realized sales price
   Per barrel of crude oil.............................          23.36       23.57      22.79
   Per thousand cubic meters of natural gas............          67.76       50.95      69.71

Exploration and Development Activities

     The following table sets forth the numbers of our exploratory and development wells, including a breakdown of successful or productive ones and dry ones, for the years ended December 31, 2001, 2002 and 2003. We have increased our exploration and development activities in the western regions of China, particularly in Tahe region, Tazhong region of Tarim Basin and the eastern part of Junger Basin. Therefore, we separately set forth below the relevant numbers of our exploratory and development wells in western China for 2003, which data were not available for 2001 and 2002.


                                                   Total           Shengli           West           Others
                                                   -----           -------           ----           ------
For the year ended December 31, 2003
Exploratory
    -- Successful.........................          295              151              16              128
    -- Dry................................          265               88              21              156
Development
    -- Productive.........................         1,880             909              99              872
    -- Dry................................           10               4                3               3
For the year ended December 31, 2002
Exploratory
    -- Successful.........................          289              146                              143
    -- Dry................................          217               80                              137
Development
    -- Productive.........................         2,186            1,026                            1,160
    -- Dry................................           14               6                                8
For the year ended December 31, 2001
Exploratory
    -- Successful.........................          232              116                              116
    -- Dry................................          284              144                              140
Development
    -- Productive.........................         2,119             990                             1,129
    -- Dry................................           12               6                                6

     For additional information on our oil and gas exploration and production activities, please see the Supplemental Information on Oil and Gas Producing Activities (Unaudited) to our consolidated financial statements included elsewhere in this annual report.

Refining and Marketing and Distribution of Refined Petroleum Products

     Overview

     Our refining and marketing and distribution segments consist of processing crude oil into refined petroleum products, buying and selling refined petroleum products, and transporting, marketing and distributing refined petroleum products. We are the largest refiner in China, both in terms of total primary distillation capacity per annum as of December 31, 2003 and total throughput in 2003. We processed approximately 116 million tonnes of crude oil in 2003, representing approximately 48.3% of the national crude oil throughput. We also have the largest refined petroleum products marketing and distribution operations in China in terms of sales volume as well as the number of sales outlets. We sold 75.92 million tonnes of gasoline, diesel and kerosene including jet fuel in 2003 through our marketing and distribution network, representing approximately 79.9% of the sales volume in our principal market.

     We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2001, 2002 and 2003.


                                                       Our Production for the Years Ended December 31,
                                                   -----------------------------------------------------
                                                       2001            2002                 2003
                                                       ----            ----                 ----
                                                                     (in million tonnes)
Gasoline.......................................        18.7            19.6                 21.7
Diesel.........................................        37.9            37.7                 41.7
Kerosene including jet fuel....................         4.5            5.1                  5.3
Chemical feedstock.............................        12.4            15.0                 16.5
Lubricant......................................         0.8            0.9                  1.0
Liquefied petroleum gas........................         4.8            5.1                  6.2
Fuel oil.......................................         4.6            4.5                  7.3

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

     Refining Facilities

     We operate 26 refineries in China, all of which are located in our principal market. As of December 31, 2003, our consolidated primary distillation capacity of 142 million tonnes per annum was the largest in China, representing approximately 50% of the total domestic capacity.

     The following table sets forth our total primary distillation capacity per annum, crude oil throughputs and crude oil distillation capacity utilization rate as of and for the years ended December 31, 2001, 2002 and 2003.



                                                                        As of and for the Years
                                                                        -----------------------
                                                                           Ended December 31,
                                                                           ------------------
                                                                   2001          2002           2003
                                                                   ----          ----           ----
Primary distillation capacity (million tonnes per annum)....       130.3         132.4         142.3
Crude oil throughputs (million tonnes)......................       101.4         105.0         116.26
Crude oil distillation capacity utilization rate............       77.8%         79.3%         81.7%

     In 2003, our light products yield was 73.80%, up by 0.58 percentage point from that in 2002, and our refining yield was 92.63%, up by 0.13 percentage point from that in 2002.

     The following table sets forth the primary distillation capacity per annum, crude oil throughput and utilization rate calculated based on primary distillation capacity per annum at each year-end as of and for the years ended December 31, 2001, 2002 and 2003 of each of our 13 largest refineries. These refineries represent 71.0% of our total primary distillation capacity per annum as of December 31, 2003.


                              2001                             2002                             2003
                ------------------------------   ------------------------------ --------------------------------
                Primary                          Primary                         Primary
                Distilla-             Uriliza-   Distilla-            Utiliza-  Distilla-               Utiliza-
                  tion     Crude Oil    tion       tion     Crude Oil   tion      tion      Crude Oil     tion
   Refinery     Capacity  Throughput    Rate     Capacity  Throughput   Rate     Capacity   Throughput    Rate
   --------     --------- ----------  --------   --------- ---------- --------  ---------   ----------  --------

Maoming.......    13.5       10.6       78.8       13.5       10.4      77.4      13.50        11.0       82.1
Zhenhai.......    12.0       10.7       89.3       14.0       11.9      84.9      17.00       13.63       80.2
Qilu..........    10.5        7.6       72.1       8.5        7.5       87.9      10.50        7.95       75.7
Yanshan.......     8.0        6.5       81.0       8.0        7.0       86.9      8.00         7.01       87.6
Guangzhou.....     7.7        6.3       81.6       7.7        6.7       87.5      7.70         6.85       89.0
Gaoqiao.......     7.3        6.5       89.5       7.3        6.5       89.1      10.8         8.42       78.0
Jinling.......    10.5        6.3       59.6       10.5       6.3       60.3      10.50        7.15       68.1
Tianjun.......     5.0        4.7       93.2       5.0        4.1       83.0      5.00         4.68       93.6
Yangzi........     5.5        4.3       78.5       6.0        4.9       82.3      8.00         6.26       78.3
Shanghai......     6.3        6.6      105.2       8.8        7.4       84.4      8.80         8.61       97.8
Changling.....     5.0        3.2       63.4       5.0        3.3       65.7      5.00         3.52       70.4
Luoyang.......     5.0        4.2       84.8       5.0        4.3       86.7      5.00         4.57       91.4
Jinmen........     5.0        2.8       56.6       5.0        2.9       58.6      5.00         3.18       63.6


     In 2003, we purchased 71.1 million tonnes of imported crude oil, an increase of 14.5 million tonnes compared with that of 2002. We expect to import more crude oil from the international market as demand for petroleum products keeps on growing.

     In 2003, we put on stream 6 sets of new or revamped refining units. As a result, we increased our Zhenhai refinery's reforming capacity by 1 million tonnes per annum, our Gaoqiao and Wuhan refineries, delayed coking capacity by
1.5 million tonnes per annum. In addition, we have put to use our imported crude oil pipeline project connecting Ningbo, Shanghai and Nanjing.


     Marketing, Sales and Distribution of Refined Petroleum Products

     Overview

     We operate the largest sales and distribution system for refined petroleum products in China. Our principal market encompasses 19 provinces in eastern, southern and central regions in China, which include many of the largest cities and some of the fastest growing economic regions in China.

     We estimate we have a market share of approximately 57.6% in China and 79.9% in our principal market based on our sales volume of gasoline, diesel and kerosene including jet fuel in 2003.

     In 2003, we distributed and sold in China approximately 75.92 million tonnes of gasoline, diesel and kerosene including jet fuel, among which 38.85 million tonnes were sold through approximately 24,506 service stations that we owned as at the end of 2003 and 15.33 million tonnes were sold through our direct distribution network, and the remaining 21.74 million tonnes were sold through our wholesale network.

     In addition to our retail and wholesale sales within the PRC, we also exported approximately 6.08 million tonnes of refined products to the overseas market in 2003.

     Most of the refined products sold by us are produced internally. Specifically in 2003, approximately 87.6% of our gasoline sales volume and approximately 89.2% of our diesel sales volumes were produced internally by us.

     The following table sets forth our sales volume of gasoline, diesel, kerosene including jet fuel through various distribution channels, our average throughput per service station and, the number of service stations under the Sinopec brand for the years ended or as of December 31, 2001, 2002 and 2003.


                                                                        As of and for the Years
                                                                        -----------------------
                                                                           Ended December 31,
                                                                           ------------------
                                                                   2001          2002           2003
                                                                   ----          ----           ----
Domestic sales volume of gasoline, diesel and kerosene
including jet fuel (in million tonnes)
   Retail ..................................................       30.43         34.73         38.85
   Direct distribution......................................       11.64         12.63         15.33
   Wholesale................................................       25.67         22.73         21.74
                                                                  ------        ------         ------
   Total....................................................       67.74         70.09         75.92
                                                                  ======        ======         ======

Average throughput per service station per annum                   1,473         1,560         1,686
(in tonnes)
Number of service stations under Sinopec brand
   Sinopec Corp. owned......................................      24,062        24,000         24,506
   Franchised...............................................       4,184         4,127          5,736
                                                                  ------        ------         ------
   Total....................................................      28,246        28,127         30,242
                                                                  ======        ======         ======

     Retail and Direct Distribution

     All of our retail sales are made through a network of service stations and petroleum shops which operate under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently manage retail distribution in our principal market.

     In 2003, we sold approximately 38.85 million tonnes of gasoline and diesel through our retail network, representing approximately 54.4% of our total gasoline and diesel sales volume. Our retail market share in 2003 was approximately 69% in our principal market. Our retail network consists principally of our wholly-owned and operated service stations. In addition, we have franchised the Sinopec brand to 5,736 service stations that are operated by third parties.

     Most of our wholly-owned service stations are located in central commercial districts or relatively high traffic areas. They typically have relatively long operating histories compared with other service stations and, therefore, often enjoy better brand name recognition and higher sales volume.

     In 2003, we built 1,360 new service stations and renovated 981 existing stations. We also closed 854 service stations due to urban construction, road construction as well as our effort to shut down less efficient service stations.

     We also make direct distribution sales of gasoline, diesel and kerosene including jet fuel to various corporate customers and other relatively large end-users at prices higher than wholesale prices but lower than retail prices. In 2003, we sold approximately 15.33 million tonnes of gasoline, diesel and kerosene including jet fuel through direct distribution to these customers.

     Wholesale

     In 2003, we sold approximately 21.74 million tonnes of gasoline, diesel, kerosene including jet fuel through wholesale channels, representing approximately 28.6% of our total sales volume of gasoline, diesel, and kerosene including jet fuel. Our wholesale sales include sales to large customers and independent distributors as well as sales to certain special customers designated by the central government.

     Among our wholesale sales in 2003, we sold approximately 12.1 million tonnes of gasoline, diesel and kerosene including jet fuel through wholesale centers located in the 19 provinces in our principal market and our three branch sales companies outside our principal market, representing 55.9% of our total wholesale volume of the same products. Most sales by the wholesale centers are made to large customers and independent distributors from various industries such as public transportation, tourism and agricultural industries.

     In addition, we sold approximately 9.6 million tonnes of gasoline, diesel and kerosene including jet fuel to certain special customers designated by the central government, representing approximately 44.1% of our aggregate wholesale volume of these products in 2003. Among our sales to these special customer, we sold approximately 848,000 tonnes of gasoline, 4.6 million tonnes of diesel,
4.1 million tonnes of kerosene including jet fuel, representing, respectively, 3.62%, 9.65% and 90.64% of our total sales volume of the respective products. These special customers include the military, the railway, aeronautical, marine and utility industries and these sales are made at prices and in volumes directly or indirectly determined by the PRC government.

     Through our wholesale centers, we operate 628 storage facilities with a total capacity of approximately 1350 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs, oil barges, rail tankers and oil trucks.

Chemicals

     Overview

     We are the largest petrochemical producer in China. In 2003, we produced
3.169 million tonnes of ethylene, a major feedstock for its derivative products, representing approximately 51.8% of total ethylene production in China. Because of strong domestic demand, most of our petrochemical products are sold in the domestic market.

     We produce the full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and their polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber, chemical fertilizers and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and their polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other products. Our petrochemical operations are integrated with our oil and gas exploration and production and refining and marketing businesses. For example, natural gas liquids and certain refined petroleum products, such as naphtha, are primarily supplied from our exploration and production and refining operations and are the feedstock we use in the extraction of olefins and aromatics as well as production of chemical fertilizers.

     Production of Major Chemical Products

     The following table sets forth our production volumes of major chemical products for the years ended December 31, 2001, 2002 and 2003.


                                                                   Our Production of Major Chemicals
                                                                   ---------------------------------
                                                                    2001          2002         2003
                                                                    ----          ----         ----
                                                                          (in thousand tonnes)
Ethylene                                                           2,153         2,716         3,169
Synthetic resins                                                   3,204         4,005         4,691
   Of which: performance compound resins                           1,332         1,847         2,305
Synthetic rubbers                                                    398           458          502
Monomers/polymers for synthetic fibers                             3,598         3,834         4,418
Synthetic fibers                                                   1,028         1,153         1,279
   Of which: differential fibers                                     326           402          477
Urea                                                               2,342         2,666         2,028

       Major Petrochemical Facilities

     We operate 17 petrochemical plants in China, all of which are located in China's major petrochemical market. The following table sets forth our major petrochemical plants and their major production facilities.


Plant                                 Major Facilities
-----            ------------------------------------------------------------

Yanhua           Ethylene, polyethylene, polypropylene, synthetic rubber.

Shanghai         Ethylene, polyethylene, polypropylene, PET, AN and synthetic fiber.

Qilu             Octanol, synthetic rubber, urea, ethylene, PVC, PE.

Yangzi           Ethylene, polyethylene, polypropylene, PTA.

Yizheng          PTA, Polyester, synthetic fiber.


     In 2003, we built or revamped a number of our petrochemical production facilities. As a result, our Guangzhou plant has increased its ethylene capacity by 70,000 tonnes per annum and its Polypropylene capacity by 30,000 tonnes per annum; our Yizheng Chemical Fiber plant increased its polyester capacity by 90,000 tonnes per annum and purified terephthalic acid capacity by 450,000 tonnes per annum; our Shanghai Petrochemical plant increased its acrylonitrile capacity by 70,000 tonnes per annum; our Zhenhai plant increased its xylene capacity by 450,000 tonnes per annum; our Shijiazhuang plant increased its caprolactam capacity by 15,000 tonnes per annum and our Yanhua plant increased its phenol/acetone capacity by 80,000 tonnes per annum.

     Products

     Intermediate Petrochemicals

     We are the largest producer of intermediate petrochemicals in China. Intermediate petrochemicals produced by our facilities include olefins and aromatics and organic petrochemicals. Our intermediate petrochemical production is partly internally consumed for manufacture of synthetic resins, synthetic rubber and synthetic fibers.

     Olefins (including ethylene, propylene and butadiene) can be extracted from natural gas liquids and refined petroleum products such as naphtha and liquefied petroleum gas. They are the basic feedstock of most petrochemical products. Ethylene is the primary olefin product and the most widely-used chemical in the petrochemical industry. We are the largest ethylene producer in China. Our rated ethylene capacity of 2.865 million tonnes per annum represented 51.0% of the total domestic ethylene capacity as of December 31, 2003. In 2003, we produced 3.169 million tonnes of ethylene, representing approximately 51.8% of the total domestic output, with a capacity utilization rate of 111.3%. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

     We produce aromatics mainly in the forms of benzene and xylene which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester. We are the largest aromatics producer in China. Our annual rated capacities for benzene and xylene were 1.009 million tonnes and 0.552 million tonnes per annum, respectively, as of December 31, 2003. In 2003, we produced 1,102,500 tonnes of benzene and 303,200 tonnes of xylene.

     Organic chemicals extracted mainly from olefins and aromatics are also intermediate petrochemicals and are essential raw materials for synthetic resins, synthetic rubber and synthetic fibers. We are the largest producer of butanol, styrene, paraxylene, vinyl acetate, phenol and acetone in China.

     The following table sets forth our rated capacity per annum, capacity utilization rate, production volume and major plants of production as of or for the year ended December 31, 2003 for our principal intermediate petrochemical products.


                            Our Rated   Utilization       Our
                            Capacity       Rate        Production         Major Plants of Production
                            ---------   -----------    ----------         --------------------------
                            (thousand
                            tonnes per                 (thousand
                             annum)      (percent)      tonnes)

Ethylene.................    2,865.0      111.29%       3,169.1       Yanhua, Shanghai, Yangzi, Qilu and
                                                                                  Guangzhou
Propylene................    2,767.5       116.9        3,235.4        Yanhua, Shanghai, Yangzi, Qilu,
                                                                      Guangzhou, Gaoqiao, Anqing, Jinan,
                                                                              Jingmen and Wuhan
Benzene..................    1,009.4       109.2        1,102.5        Yanhua, Shanghai, Yangzi, Qilu,
                                                                            Guangzhou and Zhenhai
Xylene...................     551.5        54.98         303.2           Zhenhai, Jinling, Changling,
                                                                          Guangzhou and Shijiazhuang
Acetic acid..............      130          87.6         113.9               Shanghai and Yangzi
Styrene..................      224         100.3         224.7            Yanhua, Qilu and Guangzhou
Para-xylene..............     1,329         81.0         894.2        Shanghai, Yangzi, Qilu and Tianjin
Phenol...................     225.0          83.1        186.9                Yanhua and Gaoqiao


     Synthetic Resins

     Synthetic resins are a core downstream product group. Our principal synthetic resin products are polyethylene, polypropylene, polyvinyl chloride, or PVC, and polystyrene. We are the largest producer of polyethylene, polypropylene and polystyrene in China. Synthetic resins are widely used in various sectors including agriculture, construction, automobile and consumer product industries. The following table sets forth our principal synthetic resin products and their major applications.


  Resins                                  Major Applications
  ------               --------------------------------------------------------

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

     The following table sets forth our rated capacity per annum, capacity utilization rate, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2003.


                                     Our Rated      Utilization         Our           Major Plants of
                                      Capacity          Rate         Production          Production
                                     ---------          ----         ----------       ---------------
                                     (thousand
                                     tonnes per                      (thousand
                                       annum)        (percent)        tonnes)

  Polyethylene....................    1,953.0              114.4%     2,149.1        Yanhua, Shanghai,
                                                                                      Yangzi, Qilu and
                                                                                         Guangzhou
  Polypropylene...................     1,960            110.56        2,167.0        Yanhua, Shanghai,
                                                                                     Yangzi, Guangzhou,
                                                                                    Wuhan, Jingmen, Qilu
                                                                                         and Fujian
  Polyvinyl chloride..............     230.0             106.4         244.8                Qilu
  Polystyrene.....................     136.0               81.32       110.6          Yanhua, Qilu and
                                                                                         Guangzhou

     Synthetic Fiber Monomers and Polymers

     Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, dimethyl terephthalate. Based on our 2003 production, we are the largest producer of all of these synthetic fiber monomers and polymers except for acrylonitrile in China. Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

     The following table sets forth our rated capacity per annum, capacity utilization rate, our production volume and major plants of production as of or for the year ended December 31, 2003 for each type of our principal synthetic fiber monomers and polymers.


                              Our Rated    Utilization        Our
                              Capacity         Rate        Production       Major Plants of Production
                              ----------   -----------     ----------       --------------------------
                              (thousand
                              tonnes per                   (thousand
                               annum)       (percent)       tonnes)

Purified teraphthalic acid.    1,735.0           112.7%     1,755.9        Shanghai, Yangzi and Yizheng
Ethylene glycol............     570.0           79.0         450.4         Yanhua, Shanghai and Yangzi
Acrylonitrile..............     258.0         100.02         240.8        Shanghai, Gaoqiao, Anqing and
                                                                                       Qilu
Caprolactam................    1,350.0          97.6         124.5           Shijiazhuang and Baling
Polyester chips............    1,845.1            104.2     1,743.4       Yanhua, Shanghai, Yizheng and
                                                                                     Tianjin

     Synthetic Fibers

     We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber, acrylic fiber, nylon, vinylon fiber and polypropylene fiber. Synthetic fibers are widely used to make apparel, carpets and industrial products such as canvas, sacking, nautical rope and fishing nets in the textile industry.

     The following table sets forth our rated capacity per annum, capacity utilization rate, production volume and major plants of production for each type of our principal synthetic fibers as of and for the year ended December 31, 2003.


                                         Our Rated     Utilization      Our          Major Plants
                                         Capacity         Rate       Production      of Production
                                         ---------        ----       ----------      --------------
                                         (thousand
                                        tonnes per                   (thousand
                                          annum)        (percent)     tonnes)

Polyester fiber.......................    1,076.1             89.5%    89.55      Yizheng, Shanghai and
                                                                                         Tianjin
Acrylic fiber.........................     314.8            11.2       352.7    Shanghai, Anqing and Qilu
Nylon.................................     18.3             71.0        13.0              Baling
Polypropylene fiber...................      17             118.2        20.1             Shanghai

     Synthetic Rubbers

     Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Synthetic rubbers are widely used in the manufacture of tires, inner tubes for tires, housewares, shoes, toys and other industries. Based on our 2003 production, we are the largest producer of SBR rubber and cis-polybutadiene rubber and the only producer of IIR in China.

     The following table sets forth our rated capacity per annum , capacity utilization rate, production volume and major plants of production as of or for the year ended December 31, 2003 for each of our principal synthetic rubbers.



                                         Our Rated     Utilization       Our          Major Plants of
                                         Capacity          Rate       Production        Production
                                         ---------     ------------   ----------      ---------------
                                     (thousand tonnes                (thousand
                                        per annum)      (percent)      tonnes)

Cis-polybutadiene rubber.............      201.8           130.2%       262.8         Yanhua, Qilu and
                                                                                          Gaoqiao
Styrene butadiene rubber.............      163.4            91.5        149.5     Yanhua, Qilu and Gaoqiao
Styrene-butadiene-styrene
thermoplastic elastomers ............      60.0             104.3        62.6              Yanhua
Isobulylene isoprene rubber..........      30.0             90.0         27.0              Yanhua

     Chemical Fertilizers

     We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile. Urea is used primarily as a fertilizer.

     The following table sets forth our rated capacity per annum, capacity utilization rate, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2003.


                                  Our Rated     Utilization          Our           Major Plants
                                  Capacity          Rate          Production       of Production
                                  ---------     -----------       ----------       -------------
                                  (thousand                    thousand tonnes)
                                 tonnes per
                                   annum)        (percent)    (

Ammonia........................     2,315               52.3%      1,210.2      Zhenhai, Jinling, Anqing,
                                                                                  Jiujiang, Qilu, Hubei
                                                                                        and Baling
Urea...........................     3,840             52.8         2,027.6      Zhenhai, Jinling, Anqing,
                                                                                  Jiujiang, Qilu, Hubei
                                                                                        and Baling

     Marketing and Sales of Petrochemicals

     Price and volume of petrochemical sales are market driven. The southern and eastern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical markets in China. Our proximity to the major petrochemical market gives us a competitive advantage over our competitors.

     Our principal sales and distribution channels consist of direct sales to end-users, most of which are large and medium size manufacturing enterprises, and sales to distributors in our national sales network. In 2003, we sold approximately 60.5% of our petrochemical products directly to end-users and 39.5% to our distributors. We also provide after-sale services, including technical support and technology assistance, to our customers.

     In addition, we also initiate sales activities through our business-to-business petrochemical e-commerce platform. In 2003, sales initiated by our e-commerce platform amounted to RMB17.5 billion (US$2.11 billion), representing an increase of 16.25% from 15.0 billion for the year of 2002. Domain names for our e-commerce web sites are www.sinopec-ec.com and www.sinopec-ec.com.cn.

Raw Materials

     Crude Oil

     Our most important raw material is crude oil. The following table sets forth the sources of our crude oil supply and each source as a percentage of our total crude oil supply for the years ended December 31, 2001, 2002 and 2003.


                                      2001                  2002                  2003
                                      ----                  ----                  ----
Source of Supply                (million tonnes)      (million tonnes)      (million tonnes)
Self-supply.................         29.41                 28.90                 28.20
PetroChina..................         14.46                 14.57                 13.08
CNOOC.......................          6.18                  6.22                  5.57
Import......................         49.18                 56.68                 71.14
   Total....................                              106.37                117.99


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

     Exploration and Production

     The business of exploration and development of crude oil and natural gas is highly competitive. We compete in the PRC market primarily for the acquisition of desirable oil and gas prospects. We also compete in the international and domestic capital markets to finance our operations, including exploration, development and production activities. Our principal competitors in the PRC market in the above areas are PetroChina and CNOOC. Because our production of crude oil has only constituted approximately 24% of our crude oil requirements, most of our crude oil production has been internally consumed, and thus, we generally do not compete for crude oil customers.

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

     Competition and Opportunities after China's Accession to the WTO

     China became a member of the WTO in December 2001. In line with the general progress of its economic reform programs and as part of its WTO commitments, China has reduced import tariffs on a wide range of products including petrochemical products in 2002. In addition, China has agreed to further lower tariff and eliminate quotas, grant foreign companies distribution rights of refined petroleum products and eventually lift its restrictions that limit competition by foreign companies in the PRC petroleum and petrochemicals industry. To the extent these restrictions are relaxed, we are likely to face more fierce competition in our businesses. In anticipation of the increased competition, we have taken measures to improve our own competitiveness.

     China's accession to WTO also benefits us in a number of aspects. We derive direct benefits from China's elimination of import tariff on crude oil. We also derive indirect benefits from the significant growth in China's domestic automobile consumption and export of light industrial and textile products, which in turn increases the demand for refined petroleum and petrochemical products.

Patents and Trademarks

     In 2003, we applied for 817 patents in China, of which 570 have been granted patent rights. In addition, in 2003, we also applied for 113 patents outside China, of which 44 have been granted patent rights. We also use domestic and foreign patents owned by Sinopec Group Company under royalty-free licenses from Sinopec Group Company. These patents expire from time to time and cover many products, processes and product uses. Our patent licenses from Sinopec Group Company are for a term of ten years commencing on February 25, 2000. We also have royalty-free licenses from Sinopec Group Company to use certain Sinopec Group Company's trademarks and brands for our products and services. Our trademark licenses from Sinopec Group Company are for a term of ten years commencing February 25, 2000.

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

     Applicants for exploration licenses must first register with the Ministry of Land and Resources blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make a progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investment ranges from RMB 2,000 per square kilometer for the initial year to RMB 10,000 per square kilometer for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee of RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is 7 years. The exploration license may be renewed twice upon application by the holder 30 days prior to expiration of the original term with each renewal for a two-year term.

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

     All companies approved by the State Council to engage in oil and gas exploration and production activities may apply for exploration and production licenses for onshore oil and natural gas resources (including areas of shallow water less than 5 meters deep) without geographical restrictions. Currently, we and CNOOC have the exploration and production license of offshore oil and natural gas resources in China, while we and PetroChina have exploration and production licenses of onshore (including areas of shallow water less than 5 meters deep) crude oil and natural gas in China.

     Exploration and production licenses do not grant the holders the right to enter upon any land for the purpose of exploration and production. Holders of exploration and production licenses must separately obtain the right to use the land covered by the licenses, and current owners of the rights to use such land may transfer or lease the land to the license holder.

     Volume and Price Controls on Crude Oil

     Each of the major crude oil producers is required to submit each year estimated production volumes for the following year. Based on these estimates and other data, such as forecasted domestic consumption and international oil prices, the National Development and Reform Commission sets annual production targets for us and other major oil producers and determines permitted levels of crude oil imports and exports nationwide. The Ministry of Commerce then allocates the nationwide import and export quotas among us, PetroChina and other licensed crude oil traders. The actual production levels are determined by the producers themselves, which may vary from their estimates submitted to the National Development and Reform Commission.

     The PRC government no longer regulates crude oil prices and generally allows crude oil producers and buyers to negotiate the prices. We, PetroChina and CNOOC negotiate the price for crude oil supplied to each other based on international market prices.

     Volume and Price Controls on Natural Gas

     Each year, the National Development and Reform Commission publishes the production targets for natural gas producers based on consumption estimates submitted by all natural gas producers. The National Development and Reform Commission also formulates the annual natural gas guidance supply plan, which requires natural gas producers to distribute specified amounts of natural gas to specified fertilizer producers. The actual production level of natural gas, except the amount supplied to the fertilizer producers, is determined by the natural gas producers.

     The price of natural gas has originally three components:

     o    wellhead price;

     o    pipeline transportation tariff; and

     o    purification fee.

     Wellhead prices vary depending on whether or not the natural gas sold is within the government-formulated natural gas supply plan. For natural gas sold within the government-formulated supply plan, the National Development and Reform Commission fixes wellhead prices at the wellhead according to the nature of the customers.

     For sales of natural gas which was produced in excess of the government-formulated natural gas supply plan, the National Development and Reform Commission publishes the wellhead guidance price and allows the producer to set the price within +/-10% of this guidance price. Natural gas producers also submit to the National Development and Reform Commission for examination and approval proposed pipeline transmission tariffs based on the capital investment made in the pipeline, the depreciation period for the pipeline, and the ability of end users to pay. Producers set the purification fee based on the cost of natural gas purification. The purification fee must also be approved by the National Development and Reform Commission. Beginning on January 1, 2002, the National Development and Reform Commission required that the purification fee should be inclusively added to the wellhead price to reflect a unified ex-factory price for domestic natural gas production.

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

     Beginning on June 1, 2000, the National Development and Reform Commission determined and published the retail guidance prices of gasoline and diesel monthly based on Singapore market price. Beginning on October 17, 2001, the National Development and Reform Commission has started determining the retail guidance prices of gasoline and diesel based on the FOB prices on the Singapore, Rotterdam and New York markets, instead of solely relying on the Singapore market alone. In addition, instead of publishing the retail guidance prices monthly, the National Development and Reform Commission would publish the retail guidance prices whenever it determines that the prices in those international markets have fluctuated over a certain extent. As a result, both the retail guidance prices of gasoline and diesel in the PRC and the timing of changes in such prices are expected to more closely reflect prevailing international market prices.

     We are permitted to set our own retail prices within 8% of the published guidance prices. We are permitted to determine our wholesale prices of gasoline and diesel subject to the requirement of the National Development and Reform Commission that our wholesale prices are at least 5.5% below our retail prices. There are no government restrictions on how we set prices for sales among our segments and subsidiaries.

     Controls on sales to special customers.

     The National Development and Reform Commission allocates to us a quota of minimum supplies of gasoline and diesel that must be made available to meet the requirements of the military, national reserves, railways, airlines and other similar special customers. Prices to these special customer are benchmarked against the after-duty import prices for the relevant products. Except for sales to the military and national reserve, we are permitted to charge up to a 8% premium on the special customer prices to these special customers.

     Imports and Exports

     Following China's entry into the WTO, China's quota system on crude oil and refined products has been gradually liberalized. Other than filing with the government, state-controlled enterprises, such as our company, are no longer subject to the quota requirements. Import and export by non-state-controlled enterprises continue to be subject to quota and licensing requirements. The Ministry of Commerce is responsible for issuing import and export licenses. See "Item 3-Key Information-D. Risk Factors-Risks Relating to the PRC-Entry by China into the World Trade Organization significantly increases competition from foreign companies in our lines of business."

     Investment

     Depending on the size and type of investment, construction and other investment projects are subject to different government approvals. Approval from the National Development and Reform Commission is required for capital investments in any new projects as well as in any renovation and expansion projects if the amount of capital involved exceeds RMB 50 million (approval from the State Council may also be required for certain major projects). If the investment is below RMB 50 million, no government approval is required. All joint ventures with foreign participation require government approval.

     Taxation, Fees and Royalty

     Companies which operate petroleum and petrochemical businesses in China are subject to a variety of taxes, fees and royalties. The table below sets forth the various taxes, fees and royalties generally payable by us or by such companies in China.


  Tax Item               Tax Base               Tax Rate
  --------               --------               ---------
Corporate income tax     Taxable income         33%.

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

Resource tax             Aggregate volume sold  RMB 8 to30 per tonne for crude oil.  RMB 2 to 15 per
                         or self-consumed       thousand  cubic meter for natural gas. The actual
                                                applicable rate for each oil
                                                field may differ depending on
                                                the volume of the exploration
                                                and production activities and
                                                costs required for the
                                                production at the particular
                                                oil field.

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

     C. ORGANIZATIONAL STRUCTURE

     For a description of our relationship with Sinopec Group Company, see "Item 4 -- Information on the Company -- History and Development" and "Item 7 -- Major Shareholders and Related Party Transactions." For a description of our significant subsidiaries, see note 28 to our consolidated financial statements.

     D. PROPERTY, PLANT AND EQUIPMENT

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

     We paid pollutant discharge fees of approximately RMB 221 million in 2001, RMB 287 million in 2002, and RMB 245 million (US$29.60 million) in 2003.

Insurance

     In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB
221.9 billion (US$26.8 billion) of coverage on our property and plants and approximately RMB 24.9 billion (US$3.0 billion) of coverage on our inventory. In 2003, we paid an insurance premium of approximately RMB 953 million (US$115.1 million) to Sinopec Group Company for such coverage. Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

     The insurance coverage under SPI Fund applies to all enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

     Pursuant to an approval of the Ministry of Finance, Sinopec Group Company purchased from China People's Insurance Company a property and casualty policy would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB 4.0 billion (US$0.5 billion) and a maximum of RMB 2.36 billion (US$0.29 billion) per occurrence.

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


             ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A. GENERAL

     The following discussion and analysis should be read in conjunction with our audited financial statements and the accompanying notes. Part of the financial information presented in this section is derived from our audited financial statements that have been prepared in accordance with International Financial Reporting Standards, or IFRS. IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements. Unless otherwise indicated, all financial data, whether presented on a consolidated basis or by segment, are presented net of inter-segment transactions (i.e., inter-segment and other intercompany transactions have been eliminated).

     Moreover, we acquired Sinopec National Star Petroleum Company in 2001 and Sinopec Group Maoming Petrochemical Company, Xi'an Petrochemical Main Factory and Tahe Oilfield Petrochemical Factory from Sinopec Group Company in 2003. As we and these companies from which we acquired the assets are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our financial statements for periods prior to the combinations have been restated to include the accounts and the results of operations of these companies on a combined basis.

Critical Accounting Policies

     Our discussion and analysis of our financial condition and results of operations contained elsewhere in this annual report are based on our consolidated financial statements which have been prepared in accordance with IFRS. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements. We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, our management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

     The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in Note 2 to our consolidated financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

     Provision for Doubtful Debts

     We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs would be higher than estimated.

Overview of Our Operations

     We are the largest integrated petroleum and petrochemical companies in China and one of the largest in Asia in terms of operating revenues. We engage in exploring for, developing and producing crude oil and natural gas, operating refineries and petrochemical facilities and marketing crude oil, natural gas, refined petroleum products and petrochemicals. We have reported our consolidated financial results according to the following four principal business segments and the corporate and others segment.

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

     o marketing and distribution segment, which consists of purchasing refined petroleum products from the refining segment and third parties, and marketing, selling and distributing refined products by wholesale to large customers and independent distributors and retail through our retail network;

     o chemicals segment, which consists of purchasing chemical feedstock principally from the refining segment and producing, marketing, selling and distributing chemical products; and

     o corporate and others segment, which consists principally of trading activities of the import and export subsidiaries and our research and development activities.

     B. CONSOLIDATED RESULTS OF OPERATIONS

     The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.


                                                                      Year Ended December 31,
                                                            -------------------------------------------------
                                                               2001         2002          2003         2003
                                                            --------     --------      --------     ---------
                                                               RMB           RMB          RMB           US$
                                                                             (in billions)
Operating revenues
   Sales of goods....................................         309.3         329.1         424.3         51.3
   Other operating revenues.........................           14.3          16.0          18.8          2.2
                                                            --------     --------      --------     ---------
      Total operating revenues......................          323.6         345.1         443.1         53.5
Operating expenses Purchased crude oil, products and
   operating supplies and expenses..................         (222.5)      (237.6)       (312.5)       (37.8)
   Selling, general and administrative expenses.....          (17.8)       (21.5)        (25.9)        (3.1)
   Depreciation, depletion and amortization.........          (23.4)       (25.3)        (26.7)        (3.2)
   Exploration expenses, including dry holes........           (3.8)        (4.4)         (6.1)        (0.7)
   Personnel expenses...............................          (13.7)       (14.4)        (16.2)        (2.0)
   Employee reduction expenses......................           (2.5)        (0.2)         (1.0)        (0.1)
   Taxes other than income tax......................          (12.0)       (11.9)        (13.5)        (1.6)
   Other operating expenses, net....................           (0.3)        (1.1)         (3.9)        (0.5)
                                                            --------     --------      --------     ---------
      Total operating expenses......................         (296.0)      (316.4)       (405.8)       (49.0)
                                                            --------     --------      --------     ---------
Operating income....................................           27.6         28.7          37.3          4.5
                                                            --------     --------      --------     ---------
Net finance costs...................................           (3.3)        (4.2)         (3.8)        (0.5)
Gain from issuance of shares by a subsidiary........              -            -           0.1          0.0
Other income and gains..............................            0.5          0.6           0.5          0.1
Income before income tax and minority interests.....           24.9         25.1          34.1          4.1
Income tax..........................................           (8.1)        (7.7)        (10.6)        (1.3)
                                                            --------     --------      --------     ---------
Income before minority interests....................           16.8         17.4          23.5          2.8
Minority interests..................................           (0.6)        (1.1)         (1.9)        (0.2)
                                                            --------     --------      --------     ---------
Net income..........................................           16.2         16.3          21.6          2.6
                                                            ========     ========      ========     =========

                  Year Ended December 31, 2003 Compared with Year Ended December 31, 2002


     In 2003, our sales of goods and operating income were RMB 424.3 billion (US$51.3 billion) and RMB 37.3 billion (US$4.5 billion) respectively, representing an increase of 28.9% and 30.0%, respectively, from those in the previous year. These changes are largely attributable to a number of factors. First, we closely monitored the changes in market demands, and quickly responded to such changes through adjustments of our operating strategy. Second, to take advantage of the favorable opportunity of higher prices of crude oil and chemical products in the global market and the rapid growth of Chinese economy, we managed to overcome the negative impact caused by SARS and further expanded our target market. In addition, we continued to strive for better operating results through more strengthened management, further corporate reforms, better asset structure and more efficient operation.

     Operating Revenues

     Overview

     In 2003, our sales of goods and other operating revenues were RMB 443.1 billion (US$53.5 billion), representing an increase of 28.4% compared with 2002. Our sales of goods was RMB 424.3 billion (US$51.3 billion), or an increase of 28.9% compared with 2002. The increase was primarily due to increase of the prices of crude oil, petroleum products and chemical products in the global market in 2003. In addition, to seize the market opportunity, we increased our refining throughput and increased the sales volume of our refined products, and increased our sales volume of main petrochemical products significantly. Our "other operating revenues" increased to RMB 18.8 billion (US$2.2 billion) in 2003, or an increase of 17.5% compared with 2002. Such "other operating revenues" primarily consist of revenues generated from our sale of raw and auxiliary materials to Sinopec Group and its subsidiaries as well as third parties.

     The following table sets forth external sales revenues and percentages of sales of goods and other operating revenues by product category, as well as percentage changes from 2002 to 2003.


                                                                                           As a Percentage of
                                             Year Ended December 31,        Rate of          Sales of Goods
                                         ----------------------------     Change from          and Other
                                           2002       2003       2003     2002 to 2003     Operating Revenues
                                           ----       ----       ----          (%)                 (%)
                                          (RMB)       (RMB)      (US$)
                                                  (in billion)
External Sales Revenues
Crude oil and natural gas.............     10.9       14.9        1.8         36.7%                 3.4%
Refined petroleum products............    230.5      295.9       35.8         28.4                 66.8
Chemical products.....................     63.1       80.7        9.7         27.9%               18.2%

     The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2002 to 2003.


                                                                   Rate of                               Rate of
                                                                 Change from                           Change from
                                 Average External Sales Price    2002 to 2003        Sales Volume     2002 to 2003
                                 ----------------------------    ------------        ------------     ------------
                                  2002       2003       2003         (%)            2002       2003        (%)
                                  ----       ----       ----                        ----       ----
                                 (RMB)      (RMB)       (US$)

Crude Oil.....................  1,189(1)    1,493(1)  180.4(1)       25.6%         6.35(2)   7.22(2)      13.7%
Natural Gas...................    574(3)      591(3)   71.4(3)        3.0          3.2(4)    3.4(4)        6.3
Gasoline .....................  2,806(1)    3,298(1)  398.5(1)       17.5         22.54(5)  23.36(5)       3.6
Diesel .......................  2,408(1)    2,794(1)  337.6(1)       16.0         44.04(5)  47.29(5)       7.4
Selected Chemical Products
   Synthetic Resin ...........  5,247(1)    6,042(1)  730.0(1)       15.2          3.83(5)   4.52(5)      18.0
   Synthetic Fiber............  8,435(1)    9,639(1)  1,164.6(1)     14.3          1.18(5)   1.33(5)      12.7
   Synthetic Rubber...........  6,468(1)    8,513(1)  1,028.6(1)     31.6          0.51(5)   0.55(5)       7.8
   Synthetic Fiber Monomer
      and Polymer.............  5,362(1)    5,788(1)  699.3(1)        7.9%         1.80(5)   2.41(5)      33.9%
__________________
(1)   per tonne
(2)   tonnes
(3)   per thousand cubic meter
(4)   billion cubic meters
(5)   million tonnes


     Sales of crude oil and natural gas

     Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production. The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group Company and third party customers.

     In 2003, sales revenues from crude oil and natural gas contributed to RMB
14.9 billion (US$1.8 billion), or 3.4% of our sales of goods and other operating revenues, representing an increase of 36.7% compared with RMB 10.9 billion in 2002. Such increase was primarily attributable to the increase in price and sales volume of crude oil. The external sales price of crude oil increased to RMB 1,493 (US$180.4) per tonne from RMB 1,189 per tonne in 2002, or an increase of 25.6% from 2002. The quantity of external sales increased from 6.35 million tonnes in 2002 to 7.22 million tonnes in 2003, representing an increase of 13.7%. The external sales price of natural gas rose from RMB 574 per thousand cubic meters in 2002, to RMB 591 (US$71.4) per thousand cubic meters in 2003, and the external sales volume increased from 3.2 billion cubic meters in 2002 to 3.4 billion cubic meters in 2003.

     Sales of refined petroleum products

     Both the refining and the marketing and distribution segments make sales of refined petroleum products, which consist primarily of gasoline, diesel, kerosene, jet fuel and other refined products to third parties.

     In 2003, the external sales revenue of petroleum products recorded by these two segments were RMB 295.9 billion (US$35.8 billion), accounting for 66.8% of our sales of goods and other operating revenues, representing an increase of 28.4% from RMB 230.5 billion in 2002. The sales revenue of gasoline and diesel was RMB 209.1 billion (US$25.3 billion), comprising 70.7% of the total sales revenue of petroleum products, representing an increase of 23.5% from RMB 169.3 billion in 2002. Among others, the sales revenue of gasoline in 2003 was RMB 77 billion (US$9.3 billion), representing an increase of 21.6% compared with 2002. The sales revenue of diesel was RMB 132.1 billion (US$16.0 billion), or an increase of 24.6% compared with 2002. The increase of sales revenue of gasoline and diesel was due to the rise of gasoline and diesel prices and our active efforts in increasing the sales volume of its products. In 2003, the average external sales price of gasoline was RMB 3,298 (US$398.5) per tonne, representing an increase of 17.5% compared with 2002, and the average external sales price of diesel was RMB 2,794 (US$337.6) per tonne, or an increase of 16% compared with that in 2002. The sales volume of gasoline was
23.36 million tonnes, or an increase of 3.6% compared with that in 2002, and the sales volume of diesel was 47.29 million tonnes, or an increase of 7.4% compared with that in 2002. The combined sales volume of gasoline and diesel was 6.1% higher than that of 2002.

     Sales of chemical products

     In 2003, our external sales revenue of chemical products was RMB 80.7 billion (US$9.7 billion), accounting for 18.2% of our sales of goods and other operating revenues, or an increase of 27.9% compared with that of RMB 63.1 billion in 2002. The increase was mainly due to the significant increase in both chemical products prices and sales volumes of major chemical products, as a result of the strong domestic demand for chemical products. The strong domestic demand corresponded to the gradual recovery of the global chemical market. In order to increase production volume for our chemical products, we revamped certain of our ethylene and other downstream facilities, which increased our production capacity of certain chemical products. In 2003, the external sales volumes of synthetic resin, synthetic fiber, synthetic rubber, synthetic fiber monomer and polymer were respectively 4.52 million tonnes, 1.33 million tonnes, 550,000 tonnes, 2.41 million tonnes, representing increases of 18%, 12.7%, 7.8% and 33.9% respectively compared with 2002. The external sales prices of such products were, respectively, RMB 6,042 (US$730.0) per tonne, RMB 9,639 (US$1,164.6) per tonne, RMB 8,513 (US$1,028.6) per tonne and RMB 5,788
(US$699.3) per tonne, representing increases of 15.2%, 14.3%, 31.6% and 7.9% respectively, compared with 2002.

     Operating expenses

     In 2003, our operating expenses were RMB 405.8 billion (US$49.0 billion), representing an increase of 28.3% compared with 2002. The increase in operating expenses was primarily attributable to the increase in purchased crude oil, products and operating supplies and expenses and selling, general and administrative expenses.

     Purchased crude oil, products, and operating supplies and expenses

     Our purchased crude oil, products and operating supplies and expenses were RMB 312.5 billion (US$37.8 billion), accounting for 77% of the operating expenses, or an increase of RMB 74.9 billion (US$9.0 billion) compared with 2002, representing an increase of 31.5%. Among others,

     o Purchased crude oil expenses were RMB 164.3 billion (US$19.9 billion), accounting for 40.5% of the total operating expenses, or an increase of RMB 45 billion (US$5.4 billion) or 37.7% compared with 2002. To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, we increased our crude oil throughput. In 2003, our crude oil throughput was 116.66 million tonnes (excluding amounts processed for third parties), representing an increase of 11.23 million tonnes, or 10.7%, compared with 2002. Of our crude oil throughput, our exploration and production segment supplied 28.08 million tonnes, representing a decrease of 1.46 million tonnes, or 4.9%, compared with 2002. We processed 88.58 million tonnes of crude oil purchased from third parties, representing an increase of 12.69 million tonnes, or 16.7%, compared with 2002. Since March 2003, crude oil price in the global market has gradually increased. Our average cost for crude oil purchased from third parties in 2003 was RMB 1,855 (US$224.1) per tonne, representing an increase of RMB 283 (US$34.1) per tonne, or 18%, compared with 2002.

     o In 2003, our other purchased expenses were RMB 148.2 billion (US$17.9 billion), accounting for 36.5% of the total operating expenses, representing an increase of RMB 29.9 billion (US$3.6 billion), or 25.3%, compared with 2002, . This increase was mainly due to the increased costs of oil products and chemical feedstock caused by the increase in crude oil price.

     Selling, general and administrative expenses

     In 2003, our selling, general and administrative expenses were RMB 25.9 billion (US$3.1 billion), representing an increase of RMB 4.4 billion (US$0.5 billion), or 20.5%, compared with 2002. The increase was largely due to:

     o In 2003, provision for bad debts increased by RMB 1.15 billion (US$0.1 billion) from 2002.

     o In connection with the upgrade of production facilities and improved technologies, we disposed of certain low efficiency production equipment in 2003 causing an increase in the expense related to disposal of relevant spare parts by RMB 500 million (US$60.4 million) compared with 2002.

     o Expenses in research and development increased by RMB 0.59 billion (US$71.2 million) from 2002.

     o Operating lease rentals increased by RMB 0.39 billion (US$47.1 million) from 2002, mainly because we leased certain additional petrol stations in order to further expand our distribution channels of oil products.

     o After the expansion and revamping of some of our chemical facilities, sales volume of chemical products increased. In addition, proportion of retail over the total sales volume of refined oil products, and total sales volume of refined oil products increased. Accordingly, the selling expenses, such as transportation costs, increased by RMB
          0.69 billion (US$83.3 million) from 2002.

     Depreciation, depletion and amortization

     In 2003, our depreciation, depletion and amortization amounted to RMB 26.7 billion (US$3.2 billion), representing an increase of 5.5% over 2002. This increase was mainly due to the addition of property, plant and equipment as a result of capital expenditure.

     Exploration expenses

     In 2003, our exploration expenses were RMB 6.1 billion (US$0.7 billion), representing an increase of 38.6% from 2002. The increase was principally due to our further increase of investment in the exploration activities, especially in the major new blocks in the western and southern parts of China.

     Personnel expenses

     In 2003, our personnel expenses were RMB 16.2 billion (US$2.0 billion), representing an increase of 12.5% over 2002. The increase was largely due to our introduction of a market rate based compensation system reform. As a result, wage, salary and welfare expenses increased by RMB 1.6 billion (US$0.1 billion).

     Employee reduction expenses

     As part of our voluntary staff reduction plan, we incurred approximately RMB 1 billion (US$0.1 billion) as employee reduction expenses for approximately 21,000 employees who voluntarily terminated their employment with us in 2003.

     Taxes other than income tax

     In 2003, our taxes other than income tax were RMB 13.5 billion (US$1.6 billion), representing an increase of 13.4% over 2002. The increase was largely due to the increase of consumption tax and surcharges as a result of the increased sales volume of gasoline and diesel.

     Other operating expenses, net

     In 2003, our other operating expenses (net) were RMB 3.9 billion (US$0.5 billion), representing an increase of RMB 2.8 billion (US$0.3 billion) from 2002. The increase was largely due to a number of factors. Among others,

     o To facilitate a long-term development strategy, we further improved our asset structure and our overall asset quality. In 2003, we incurred a net loss of RMB 2.22 billion (US$26.8 million), or an increase of RMB 1.42 billion (US$17.2 million) over those in 2002, on disposal of certain low efficiency assets, which included RMB 90 million (US$10.8 million) from the exploration and production segment, RMB 0.74 billion (US$89.4 million) from the refining segment, RMB 0.37 billion (US$44.7 million) from the marketing and distribution segment, RMB 1.01 billion (US$12.2 million) from the chemicals segment, and RMB 10 million (US$1.2 million) from others.

     o In order to allocate its internal resources more efficiently, we revised the production plans for certain less efficient facilities in 2003, and accordingly made a provision for impairment of long-lived assets of RMB 0.88 billion (US$106.3 million), representing the difference between the expected recoverable value and the net book value of these assets.

     Operating profit

     In 2003, our operating profit was RMB 37.3 billion (US$4.5 billion), representing an increase of 30% from 2002.

     Net finance costs

     In 2003, our net finance costs were RMB 3.8 billion (US$0.5 billion), representing a decrease of RMB 0.4 billion (US$48.3 million), or 9.5%, from 2002. The decrease was primarily due to our further reduction of the aggregate amount of our short-term loan and the adjustment of our financing structure to include, among others, certain US-dollar denominated loans. The interest expense was RMB 3.7 billion (US$0.4 billion) in 2003, representing a decrease of RMB 0.4 billion (US$48.3 million) from 2002.

     Profit from ordinary activities before taxation

     In 2003, our profit from ordinary activities before taxation was RMB 34.1 billion (US$4.1 billion), representing an increase of 35.9% from 2002.

     Income tax

     In 2003, our income tax was RMB 10.6 billion (US$1.3 billion), representing an increase of 37.7% over 2002.

     Minority interests

     In 2003, our minority interests were RMB 1.9 billion (US$0.2 billion), representing an increase of 72.7% over 2002.

     Profit attributable to shareholders

     In 2003, our profit attributable to shareholders was RMB 21.6 billion (US$2.6 billion), representing an increase of 32.5% compared with 2002.

     Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

     In 2002, our sales of goods and operating income were RMB 329.1 billion and RMB 28.7 billion, respectively, representing increases of 6.4% and 3.7%, respectively, from 2001. The increases in our sales of goods and operating income were largely attributable to our flexible adjustment of operation in response to the opportunities presented by the better prices and the more orderly market since March 2002. In addition, we quickly turned around the poor performance we went through in January and February 2002 by expanding our market and implementing various measures to cut cost and improve efficiency. Since March 2002, our operating results have improved significantly and continued to maintain a fair growth momentum. In particular, the refining segment and marketing and distribution segment have significantly increased their operating income and the chemicals segment has turned operating loss into operating income.

     Operating Revenues

     Overview

     Sales of goods and other operating revenues increased by 6.6%, or RMB 21.5 billion, from RMB 323.6 billion in 2001 to RMB 345.1 billion in 2002. Sales of goods increased by RMB 19.8 billion, or 6.4%, from RMB 309.3 billion in 2001 to RMB 329.1 billion in 2002. The increase in sales of goods was primarily due to:

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

     Other operating revenues increased by 11.9%, or RMB 1.7 billion, from RMB
14.3 billion in 2001 to RMB 16.0 billion in 2002. Other operating revenues primarily consist of revenues generated from sales of certain ancillary products and raw materials as well as rendering various services to Sinopec Group Company and third parties.

     The following table sets forth external sales revenues and percentages of sales of goods and other operating revenues by product category, as well as percentage changes from 2001 to 2002.


                                                                                         As a Percentage of
                                          Year Ended December 31,     Rate of Change     Sales of Goods and
                                          -------------------------       from                Other
                                            2001           2002        2001 to 2002      Operating Revenues
                                            ----           ----        ------------      ------------------
                                            (RMB)          (RMB)            (%)                 (%)
                                               (in billions)
External Sales Revenues
Crude oil & Natural gas...............       11.1           10.9           1.8%                 3.2%
Refined Petroleum Products............      228.5          230.5           0.9                 66.8
Chemical products.....................       53.3           63.1          18.4%                18.3%

     The following table sets forth the average external selling prices and sales volumes of our selected products, as well as the respective percentage changes from 2001 to 2002.


                                  Average Realized Price    Rate of Change                             Rate of Change
                                  -----------------------       from               Sales Volume            from
                                    2001         2002        2001 to 2002        2001        2002       2001 to 2002
                                    (RMB)        (RMB)            (%)                                       (%)

Crude Oil......................   1,256(1)     1,189(1)         (5.3)           6.05(2)     6.35(2)          5.0
Natural Gas....................     570(3)       574(3)          0.7            2.9(4)      3.2(4)          10.3
Gasoline ......................   2,662(1)     2,806(1)          5.4           22.70(5)    22.54(5)         (0.7)
Diesel ........................   2,438(1)     2,408(1)         (1.2)          42.70(5)    44.04(5)          3.1
Selected Chemical Products
   Synthetic Resin ............   5,532(1)     5,247(1)         (5.2)           3.14(5)     3.83(5)         22.0
   Synthetic Fiber.............   8,512(1)     8,435(1)         (0.9)           1.08(5)     1.18(5)          9.3
   Synthetic Rubber............   6,239(1)     6,468(1)          3.7            0.47(5)     0.51(5)          8.5
   Synthetic Fiber Monomer and
      Polymer..................   5,139(1)     5,362(1)          4.3            1.80(5)     1.80(5)          0.0
_____________________
(1)   per tonne
(2)   tonnes
(3)   per thousand cubic meter
(4)   billion cubic meters
(5)   million tonnes


     Sales of crude oil and natural gas

     In 2002, sales revenues of crude oil and natural gas contributed RMB 10.9 billion, or 3.2%, of our operating revenues, representing a decrease of RMB 0.2 billion compared with those in 2001. This decrease was primarily due to a decline of 5.3% in the average realized price of crude oil from RMB 1,256 per tonne in 2001 to RMB 1,189 per tonne in 2002. However, the average realized price of natural gas slightly increased by 0.7% from RMB 570 per thousand cubic meter in 2001 to RMB 574 per thousand cubic meter in 2002. The external sales volume of crude oil increased from 6.05 million tonnes in 2001 to 6.35 million tonnes in 2002, and external sales volume of natural gas increased from 2.9 billion cubic meters in 2001 to 3.2 billion cubic meters in 2002. The increased external sales volume of crude oil and natural gas partially offset the negative impact of the price decline of crude oil on the sales revenues of crude oil and natural gas.

     Sales of refined petroleum products

     Sales revenues of refined petroleum products from the refining and the marketing and distribution segments in 2002 were RMB 230.5 billion, contributing 66.8% of our total operating revenues, and representing an increase of RMB 2 billion, or 0.9%, compared with RMB 228.5 billion in 2001. The sales revenues of gasoline and diesel were RMB 169.3 billion, contributing 73.4% of the sales revenues of refined petroleum products, and representing an increase of RMB 4.8 billion, or 2.9%, compared with RMB 164.5 billion in 2001. The sales revenues of gasoline increased by 4.8%, or RMB 2.9 billion, from RMB
60.4 billion in 2001 to RMB 63.3 billion in 2002; the sales revenues of diesel increased by 1.8%, or RMB 1.9 billion, from RMB 104.1 billion in 2001 to RMB
106.0 billion in 2002. The increases in sales revenues of gasoline and diesel were mainly due to the increased realized gasoline price and the increased sales volume of diesel, which increases were attributable to the gradual recovery of refined products prices on the international market as well as our efforts to increase the retail proportion of our sales and to further expand our market. In 2002, the average external sales price of gasoline was RMB 2,806 per tonne, representing an increase of 5.4% over that in 2001, and the average external sales price of diesel was RMB 2,408 per tonne, representing a decline of 1.2% compared with that in 2001. The sales volume of gasoline was 22.54 million tonnes, representing a decrease of 0.7% compared with that in 2001 and sales volume of diesel was 44.04 million tonnes, representing an increase of 3.1% compared with that in 2001. The aggregate sales volume of gasoline and diesel rose by 1.8% compared with that in 2001.

     Sales of chemicals

     Sales revenues of chemical products were RMB 63.1 billion in 2002, representing an increase of RMB 9.8 billion, or 18.4%, compared with RMB 53.3 billion in 2001. This increase was primarily due to the significant increase of output and sales volume of the chemical products as we completed revamping a number of chemicals production facilities to expand capacity, and the gradual recovery of chemical products prices in 2002. The external sales volumes of synthetic resin, synthetic rubber, synthetic fiber and monomers and polymers for synthetic fiber in 2002 were 3.83 million tonnes, 0.51 million tonnes, 1.18 million tonnes and 1.80 million tonnes, respectively, representing an increase of 22.0%, 8.5%, 9.3% and 0%, respectively, from those in 2001. The average realized prices of these products were RMB 5,247 per tonne, RMB 6,468 per tonne, RMB 8,435 per tonne and RMB 5,362 per tonne, respectively. Compared with 2001, the average realized prices of synthetic rubber and monomers and polymers for synthetic fiber increased by 3.7% and 4.3% and those of synthetic resin and synthetic fiber declined by 5.2% and 0.9%, respectively. As the prices of various chemical products went up and others went down in 2002, the average realized external sales prices of all six chemical product categories in 2002 were at a similar level to those in 2001.

     Operating Expenses

     Overview

     Operating expenses in 2002 were RMB 316.4 billion, representing an increase of RMB 20.4 billion, or 6.9%, from those in 2001. The increase in operating expenses was primarily attributable to the increase in purchased crude oil, products and operating supplies and expenses, selling, general and administrative expenses and depreciation, depletion and amortization.

     Purchased crude oil, products and operating supplies and expenses

     In 2002, purchased crude oil, products and operating supplies and expenses were RMB 237.6 billion, accounting for 75.1% of our total operating expenses, and representing an increase of RMB 15.1 billion, or 6.8%, compared with RMB
222.5 billion in 2001.

     o Purchased crude oil expenses were RMB 119.3 billion in 2002, accounting for 37.7% of the total operating expenses, and representing an increase of RMB 2.6 billion, or 2%, compared with RMB
          116.6 billion in 2001. The increase was mainly due to our increased crude oil throughput as a result of the strong market demand associated with the fast growing Chinese economy.

     o The volume of purchased crude oil increased partially due to the decrease in the volume of crude oil supplied by our own production. The throughput of crude oil in 2002 were 105.43 million tonnes (excluding crude oil processed for third parties), representing an increase of 3.52 million tonnes, or 3.5%, compared with 101.91 million tonnes in 2001. In 2002, we processed 29.54 million tonnes of crude oil supplied by our own exploration and production segment, representing a decrease of 2.13 million tonnes, or 6.7%, compared to
          31.67 million tonnes in 2001. The throughput of internally produced crude oil accounted for 28.0% of the total throughput of crude oil, while the throughput of externally sourced crude oil were 75.90 million tonnes, accounting for 72.0% of the total throughput of crude oil and representing an increase of 5.66 million tonnes, or 8.1%, compared with 70.24 million tonnes in 2001. Although the international crude oil prices gradually went up after March 2002, our average purchase price of externally sourced crude oil in 2002 decreased by RMB 89 per tonne, or 5.4%, from RMB 1,661 per tonne in 2001 to RMB 1,572 per tonne in 2002.

     o In 2002, other purchased products and operating supplies and expenses accounted for RMB 118.3 billion, or 37.4% of the total operating expenses, representing an increase of 11.7%, or RMB 12.4 billion, compared with RMB 105.9 billion in 2001. This increase was primarily due to the increased externally purchased chemical feedstock and the increased purchase expense associated with the increased sales revenues of our overseas trading subsidiaries as they increased their trading activities of crude oil and refined products in 2002.

     Selling, general and administrative expenses

     Selling, general and administrative expenses were RMB 21.5 billion in 2002, representing an increase of 20.8% compared with RMB 17.8 billion in 2001. This increase was primarily due to:

     o An increase of RMB 0.85 billion in transportation and contracted labor expenses as a result of the increases of the retail proportion of the sales of gasoline and diesel and the total sales volume of refined products;

     o An increase of RMB 0.6 billion in the selling expenses associated with the increased sales volume of chemical products as a result of the expanded production capacity of certain chemical production facilities after revamp;

     o An increase of approximately RMB 0.5 billion in the selling, general and administrative expenses in 2002 due to the increased sales volume of refined products other than gasoline, diesel and kerosene including jet fuel;

     o    An increase of RMB 0.2 billion for research and development;

     o An increase of RMB 0.1 billion for the implementation of our management information system; and

     o We strengthened the administration of accounts receivable and collected certain aged outstanding debts in 2001 in which specific provisions were previously provided for and accordingly, reduced that year's allowance for doubtful accounts.

       Depreciation, depletion and amortization

     Depreciation, depletion and amortization were RMB 25.3 billion in 2002, representing an increase of RMB 1.9 billion, or 8.1%, from RMB 23.4 billion in 2001. This increase was primarily due to the commencement of operation of newly developed or acquired properties, plants and equipment including oil and gas properties as a result of our capital expenditure programs.

     Exploration expenses

     Exploration expenses were RMB 4.4 billion in 2002, representing an increase of RMB 0.6 billion, or 15.8%, from RMB 3.8 billion in 2001. This increase was primarily due to our implementation of our strategy of continuously expanding resources, whereby we increased our exploration expenditure in certain important areas in China's western region and southern marine bed formation areas so as to lay a firm foundation for the potential future expansion of our crude oil reserves and production.

     Personnel expenses

     In 2002, personnel expenses were RMB 14.4 billion, representing an increase of RMB 0.7 billion, or 5.1%, from RMB 13.7 billion in 2001. The increase was mainly because we reinforced our performance-based incentive schemes, and in certain subsidiaries special salaries were awarded for certain special positions, resulting in an increase of RMB 0.5 billion in wage and salary expenses. In addition, expenses related to welfare, contribution to retirement schemes and social security increased by RMB 0.2 billion in 2002. Despite the increase, the personnel expenses in 2002 have been effectively controlled as a whole.

     Employee reduction expenses

     Pursuant to the asset swap agreement between Sinopec Group Company and us, we made payment of RMB 0.24 billion relating to 11,000 employees transferred to Sinopec Group Company.

     Taxes other than income tax

     Taxes other than income tax were RMB 11.9 billion, which is similar to that in 2001.

     Other operating expenses

     The net amount of other operating expenses were RMB 1.1 billion in 2002, representing an increase of RMB 0.8 billion compared to RMB 0.3 billion in 2001. The increase was primarily attributable to the increased expenses incurred for the disposal of certain obsolete and retired equipment after various facilities' upgrade.

     Operating income

     Operating income in 2002 was RMB 28.7 billion, representing an increase of RMB 1.1 billion, or 4.0%, from RMB 27.6 billion in 2001. This increase resulted from a combination of various external and internal factors including the recovery of crude oil and chemicals prices on the international market after March 2002, and the operating strategy implemented by our management in response to a more favorable market condition. Over the year, the operating income improved and stabilized after the first quarter.

     Net finance cost

     Net finance cost was RMB 4.2 billion in 2002, representing an increase of 27.3% compared with RMB 3.3 billion in 2001. The increase was due to the following factors:

     o Adversely affected by the fluctuation of exchange rates, we had a net foreign exchange loss of approximately RMB 0.3 billion, representing an increased finance cost of RMB 0.8 billion compared with approximately RMB 0.5 billion of net foreign exchange gain in 2001;

     o Net interest income in 2002 decreased by RMB 0.85 billion from that in 2001 as a result of the reduction of time deposits associated with the use of the offering proceeds and the lower interest rate set by People's Bank of China since February 2002; and

     o Interest expense in 2002 decreased by RMB 0.81 billion from 2001 as a result of the lower average interest rate in 2002 and our effort to tighten our operational cash management and to improve our financing structure, including reducing the amount of short-term loans.

     Income before income tax and minority interests

     Income before income tax and minority interest in 2002 was RMB 25.1 billion, representing a slight increase of 1.2% from RMB 24.8 billion in 2001.

     Income tax

     Income taxes in 2002 was RMB 7.7 billion, representing a decrease of 3.8% compared with RMB 8.0 billion in 2001, which decrease was primarily due to the decrease of non-deductible expenses.

     Net income

     Net income in 2002 was RMB 16.3 billion, representing a slight increase of 0.6% compared with RMB 16.2 billion in 2001. Basic earnings per share in 2002 was RMB 0.19, which was the same as that in 2001.

     C.  DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS

     We divide our operations into four principal business segments, namely, exploration and production segment, refining segment, marketing and distribution segment, and chemicals segment, and a corporate and others segment.

     Unless otherwise specified, inter-segment transactions have not been eliminated from the financial data discussed in this section. In addition, the operating revenue data for each segment discussed in this section include, in addition to the sales of goods, "other operating revenues" for such segment.

     The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for 2002 and 2003.



                                                                     As a Percentage of     As a Percentage of
                                                                   Consolidated Operating      Consolidated
                                                                      Revenues Before       Operating Revenues
                                                                        Elimination        After Elimination of
                                     Year Ended December 31,       of Inter-segment Sales  Inter-segment Sales
                                 -------------------------------   ----------------------  ---------------------
                                 2001     2002     2003     2003      2002        2003       2002       2003
                                 ----     ----     ----     ----      ----        ----       ----       ----
                                  RMB      RMB      RMB     US$       (%)         (%)         (%)        (%)
                                          (in billions)
Operating Revenues
Exploration & Production
   External sales(1)...........   17.3     18.2     23.0     2.8       3.1%        3.1%      5.3%        5.2%
   Inter-segment sales.........   43.3     39.4     47.3     5.7       6.8         6.4
                                 -----    -----    -----    ----      ----        -----
     Total operating revenue...   60.6     57.6     70.3     8.5       9.9         9.5
                                 ====     =====    =====    ====      ====        =====
Refining
   External sales(1)...........   50.6     49.2     62.2     7.5       8.5         8.4      14.2        14.0
   Inter-segment sales.........  159.8    164.6    211.6    25.6      28.4        28.5
                                 -----    -----    -----    ----      ----        -----
     Total operating revenue...  210.4    213.8    273.8    33.1      36.9        36.9
Marketing and distribution
   External sales(1)...........  180.8    184.7    238.8    28.8      31.9        32.2      53.5        53.9
   Inter-segment sales.........    2.5      2.3      2.6     0.3       0.4         0.4
                                 -----    -----    -----    ----      ----        -----
     Total operating revenue...  183.3    187.0    241.4    29.1      32.3        32.6
                                 ====     =====    =====    ====      ====        =====
Chemicals
   External sales(1)...........   57.8     67.2     84.9    10.3      11.6        11.4      19.5        19.2
   Inter-segment sales.........    6.3      7.9      7.4     0.9       1.4         1.0
                                 -----    -----    -----    ----      ----        -----
     Total operating revenue...   64.1     75.1     92.3    11.2      13.0        12.4
                                 ====     =====    =====    ====      ====        =====
Corporate and others
   External sales(1)...........   17.1     25.8     34.2     4.1       4.5         4.6      7.5          7.7
   Inter-segment sales.........    8.9     19.9     29.4     3.6       3.4         4.0
                                 -----    -----    -----    ----      ----        -----
     Total operating revenue...   26.0     45.7     63.6     7.7       7.9         8.6
                                 ====     =====    =====    ====      ====        =====
     Total operating revenue
         before inter-segment
         eliminations..........  544.4    579.2    741.4    89.6       100%        100%
                                 ====     =====    =====    ====       ====        =====
   Elimination of
      inter-segment sales...... (220.8)  (234.1)  (298.3)  (36.1)
                                -------  -------  -------  ------
   Consolidated operating
     revenues..................  323.6    345.1    443.1    53.5                              100%        100%
                                 ====     =====    =====    ====                              ===

_______________
(1) includes other operating revenues. See note 30 to the consolidated financial statements for other operating revenues of each of our operating segments.

     The following table shows the operating revenues, operating expenses and operating income by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change from 2002 to 2003.


                                                                                                 Rate of
                                                              Years Ended December 31,         Change from
                                                           2001        2002        2003      2003 2002 to 2003
                                                           ----        ----        ----      ---- ------------
                                                            RMB        RMB          RMB       US$      (%)
                                                                         (in billions)
Exploration and Production
   Total operating revenues..........................      60.6        57.6        70.3       8.5       22.0%
   Total operating expenses..........................     (37.4)      (42.8)      (51.1)     (6.2)      19.4
                                                          ------      ------      ------     -----     -----
     Total operating income..........................      23.2        14.8        19.2       2.3       29.7
                                                          ======      ======      ======     =====     =====
Refining
   Total operating revenues..........................     210.4       213.8       273.8      33.1       28.1
   Total operating expenses..........................    (208.3)     (207.8)     (267.8)    (32.4)      28.9
                                                          ------      ------      ------     -----     -----
     Total operating income..........................       2.1         6.0         6.0       0.7        0.0
                                                          ======      ======      ======     =====     =====
Marketing and distribution
   Total operating revenues..........................     183.3       187.0       241.4      29.1       29.1
   Total operating expenses..........................    (180.9)     (178.6)     (229.5)    (27.7)      28.4
                                                          ------      ------      ------     -----     -----
     Total operating income..........................       2.4         8.4        11.9       1.4       41.7
                                                          ======      ======      ======     =====     =====
Chemicals
   Total operating revenues..........................      64.1        75.1        92.3      11.2       22.9
   Total operating expenses..........................     (64.3)      (74.5)      (90.1)    (10.9)      21.1
                                                          ------      ------      ------     -----     -----
     Total operating income/(loss)...................      (0.2)        0.6         2.2       0.3      266.7
                                                          ======      ======      ======     =====     =====
Corporate and others
   Total operating revenues..........................      26.0        45.7        63.6       7.7       39.2
   Total operating expenses..........................     (25.9)      (46.8)      (65.6)     (7.9)      40.2
                                                          ------      ------      ------     -----     -----
     Total operating (loss)/income...................       0.1        (1.1)       (2.0)     (0.2)      81.8%
                                                          ======      ======      ======     =====     =====

     Exploration and Production Segment

     The business activities of the exploration and production segment consist of exploration, development, production, and sale of crude oil and natural gas.

     Year Ended December 31, 2003 compared with Year Ended December 31, 2002

     Operating revenues from the exploration and production segment in 2003 were RMB 70.3 billion (US$8.5 billion), representing an increase of 22% from RMB 57.6 billion in 2002. The increase in operating revenues was primarily due to an increase in the average realized prices of crude oil. In addition, the increase was also partially due to increase in the average realized prices and sales volume of natural gas.

     In 2003, average realized price of crude oil by this segment was RMB 1,620 (US$195.7) per tonne, representing an increase of 22.9% over 2002. Average realized price of natural gas was RMB 596 (US$72.0) per thousand cubic meters, representing an increase of 4.2% over 2002.

     Sales volume of crude oil was 35.75 million tonnes, representing an increase of 0.6% compared with 2002. Sales volume of natural gas was 3.5 billion cubic meters, representing an increase of 6.1% over that in 2002.

     In 2003, the segment's operating expenses were RMB 51.1 billion (US$6.2 billion), or an increase of RMB 8.3 billion (US$1.0 billion), or 19.4%, compared with 2002. The increase was primarily because:

     o In 2003, the segment continued to implement its strategy featuring "expansion of resources", and increased investment in exploration activities in a number of new blocks in western and southern parts of China. As a result, the exploration expenses (including the costs of dry holes) increased by RMB 1.7 billion (US$205.4 million) compared with 2002.

     o Due to the increase of downhole operation activities and rise of fuel and other costs as a result of the increase in crude oil price, the lifting cost of crude oil and natural gas increased by RMB 1.04 billion (US$125.7 million) compared with 2002.

     o Other expenses including supply of materials increased by RMB 0.8 billion (US$96.6 million) compared with 2002.

     o In 2003, as a result of the employee compensation system reform, wages, salaries and welfare expenses increased by approximately RMB
          0.7 billion (US$84.5 million) compared with 2002.

     o In 2003, depreciation, depletion and amortization were RMB 9.4 billion (US$1.1 billion), representing an increase of RMB 0.4 billion (US$48.3 million) compared with 2002, due to the addition of fixed assets resulted from the segment's capital investments.

     o Provision for impairment losses of assets increased by RMB 310 million compared with 2002.

     o Due to the increase of sales revenues the compensation fee for mineral resources increased. In addition, land lease rentals increased due to the increase in leased land area. The sum of these two items increased by RMB 220 million (US$37.4 million) compared with 2002.

     o Disposal of spare parts increased by approximately RMB 100 million (US$12.0 million) compared with 2002.

     Compared with 2002, in light of the high crude oil price, this segment increased its workload of certain downhole operation in order to maintain a stable production of crude oil, and incurred additional expenses to resume the production activities that were affected by stormy tide and flood. As a result, the unit lifting cost of crude oil and natural gas increased from US$6.12 per barrel in 2002 to US$6.47 per barrel in 2003, representing an increase of 5.7%.

     In 2003, operating income of the exploration and production segment was approximately RMB 19.2 billion (US$2.3 billion), which was 29.7% higher than in 2002.

     Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

     Operating revenues from the exploration and production segment in 2002 were RMB 57.6 billion, representing a decrease of RMB 3 billion, or 5%, from RMB 60.6 billion in 2001. The decline in operating revenues was primarily due to the decrease of the average realized prices and sales volume of crude oil. Despite that crude oil prices on the international market have gradually increased since March 2002, our average realized crude oil price in 2002 was still lower than that of 2001, partly because the crude oil pricing mechanism in China, though determined in accordance with the international market prices, lags behind them for approximately one month.

     In 2002, the segment's average realized price of crude oil was RMB 1,317.82 per tonne, representing a decrease of 4% compared with RMB 1,373.06 per tonne in 2001. Average realized price of natural gas was RMB 571.69 per thousand cubic meter in 2002, representing an increase of 1.9% compared with RMB 561.08 per thousand cubic meter in 2001.

     In 2002, the exploration and production segment sold 35.53 million tonnes of crude oil, representing a decrease of 0.48 million tonnes, or 1.3%, from
36.01 million tonnes in 2001. It also sold 3.3 billion cubic meters of natural gas, representing an increase of 0.2 billion cubic meters, or 6.5%, from 3.1 billion cubic meters in 2001. While the crude oil production volume in 2002 remained at the similar level to that in 2001, crude oil sales volume declined primarily because the segment sold 0.38 million tonnes more of inventory crude oil stored in the pipelines in 2001 compared with 2002. The increase in natural gas sales volume was primarily due to the increased production of natural gas from Sinopec National Star and in China's western regions.

     Operating expenses for the exploration and production segment were RMB
42.8 billion, representing an increase of RMB 5.4 billion, or 14.4%, from RMB
37.4 billion in 2001, which increase is primarily due to the following reasons:

     o Depreciation, depletion and amortization increased by RMB 0.9 billion from RMB 8.1 billion in 2001 to RMB 9 billion in 2002 as more fixed assets commenced operation as a result of various capital expenditure programs;

     o We continued to implement in 2002 our strategy of expanding resources, and increased our exploration expenditure in certain important areas in western China and southern China's marine bed formation areas so as to lay a firm foundation for the potential future increase of crude oil reserve and production. Exploration expenses (including dry holes expenses) increased by RMB 0.6 billion from RMB 3.8 billion in 2001 to RMB 4.4 billion in 2002;

     o We reduced approximately RMB 0.2 billion of the allowance for doubtful debts in 2001, while in 2002, we made a provision for allowance for doubtful accounts of approximately RMB 0.4 billion. The related expenses in 2002 thus increased by approximately RMB 0.6 billion compared with 2001.

     o As a result of the segment's reinforcement of its performance based incentive schemes as well as the implementation of new incentive schemes in certain subsidiaries such as special salaries for special positions, expenses related to salaries, welfare and social security increased approximately by RMB 0.3 billion in 2002 compared with 2001;

     o The segment disposed of certain obsolete and retired equipment after various facilities' upgrade, which resulted in an increase of the related expenses by approximately RMB 0.3 billion in 2002; and

     o Other operating expenses of the segment including supplies of materials in 2002 increased by RMB 0.9 billion compared with 2001.

     Operating income of the exploration and production segment was approximately RMB 14.8 billion in 2002, representing a decrease of RMB 8.4 billion, or 36.2%, from RMB 23.2 billion in 2001. The decline was primarily due to the decline of realized prices of crude oil as well as the increase of depreciation, depletion and amortization expenses and exploration expenses.

     Refining Segment

     Our refining segment consists of our operations related to purchasing crude oil from our exploration and production segment and from third parties, processing of crude oil into refined petroleum products, selling gasoline, diesel and kerosene including jet fuel our marketing and distribution segment, and selling other refined petroleum products to domestic and overseas customers.

     Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

     In 2003, the refining segment's operating revenues were RMB 273.8 billion (US$33.1 billion), or an increase of RMB 60 billion (US$7.2 billion), or 28.1%, over 2002. The increase was mainly due to the increase in the selling prices and sales volumes of various major refined petroleum products.

     The table below sets forth sales revenue and the percentage of total operating revenue for the segment by product category for 2002 and 2003, and as well as the percentage changes in sales revenue from 2002 to 2003. Other refined petroleum products mainly consist of kerosene, liquid purified gas, jet fuel, fuel oil, lubricant and asphalt.

C
                                                                                              As a Percentage of
                                                                                              Refining Segment's
                                        For the Year Ended December 31,    Rate of Change      Total Operating
                                       ----------------------------------       from               Revenue
                                       2002          2003        2003       2002 to 2003       2002        2003
                                       ----          ----        ----       ------------       ----        ----
                                       (RMB)        (RMB)        (US$)           (%)            (%)        (%)
                                               (in billions)
Refining segments, operating
   revenues
   Gasoline.......................         44.1          55.8        6.8          26.5%          20.6%     20.4%
   Diesel ........................         79.8          99.7       12.0          24.9           37.3      36.4
   Chemical feedstock ............         38.9          49.9        6.0          28.3           18.2      18.2
   Other refined petroleum
      products....................         47.9          63.9        7.7           3.4           22.3      23.3
   Other operating revenues.......          3.1           4.5        0.6          45.2            1.4       1.7
                                          -----        ------       ----         -----           -----     -----
Total.............................        213.8         273.8       33.1          28.1%           100%      100%


     In 2003, the sales revenues of gasoline realized by the segment was RMB
55.8 billion (US$6.8 billion), accounting for 20.4% (which was 0.2% lower than that of 2002) of this segment's operating revenues, representing an increase of 26.5% from 2002.

     In 2003, the sales revenues of diesel realized by the segment was RMB 99.7 billion (US$12.0 billion), accounting for 36.4% (which was 0.9% lower than that of 2002) of this segment's operating revenues, representing an increase of 24.9% from 2002.

     In 2003, the sales revenues of chemical feedstock realized by the segment was RMB 49.9 billion (US$6.0 billion), accounting for 18.2% (which was similar to that in 2002) of this segment's operating revenues, representing an increase of 28.3% from 2002.

     In 2003, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 63.9 billion (US$7.7 billion), accounting for 23.3% (which was 0.9% higher that of 2002) of this segment's operating revenues, representing an increase of 33.4% from 2002. The growth of the sales revenues of these products was faster than that of gasoline and diesel, mainly because the segment actively reinforced its efforts in marketing these refined petroleum products, in response to the changes in the market situation. To seize the opportunities, we further optimized our product-mix, and produced a larger quantity of those refined petroleum products with higher added values.

     The table below sets forth sales volume and average realized prices by product for 2002 and 2003, and as well as the percentage changes in sales volume and average realized prices for the periods shown. Other refined petroleum products mainly consist of kerosene, liquid purified gas, jet fuel, fuel oil, lubricant and asphalt.


                                                                Rate of change       Average         Rate of change
                                                Sales volume         from        realized prices          from
                                               2002      2003   2002 to 2003      2002      2003       2002 to 2003
                                               ----      ----   ------------      ----      ----       ------------
                                            (million tonnes)          (%)          (RMB per tonne)         (%)
Gasoline................................       19.34     21.25        9.9%       2,281     2,624          15.0%
Diesel..................................       37.53     41.46       10.5        2,127     2,404          13.0
Chemical feedstock .....................       20.09     21.91        9.1        1,934     2,277          17.7
Other refined petroleum products........       25.99     29.64       14.0%       1,843     2,157          17.0%

     In 2003, the operating expenses of the segment were RMB 267.8 billion (US$32.4 billion), representing an increase of 28.9% from 2002. This increase was largely due to the rise of crude oil price, as well as our efforts in increasing the throughput of crude oil.

     In 2003, the average crude oil cost was RMB 1,824 (US$220.4 billion) per tonne, representing an increase of RMB 295 (US$35.6) per tonne, or 19.3%, from 2002. Crude oil throughput was 116.66 million tonnes (excluding amounts processed for third parties), representing and increase of 11.23 million tonnes, or 10.65%, over 2002. In 2003, the total crude oil costs were RMB 212.8 billion (US$25.7 billion), accounting for 79.5% of the segment's operating expenses, representing an increase of RMB 51.6 billion (US$6.2 billion ), or 32%, over 2002. In addition, the proportion accounted for by the total crude oil costs in the refining segment's operating expenses in 2003 increased by 1.9% compared with 2002.

     In 2003, refining margin was US$4.09 per barrel (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax; divided by the throughput of crude oil and refining feedstock), increased by US$0.13 per barrel compared with US$3.96 dollars per barrel in 2002, thus representing an increase by 3.3%.

     In 2003, the unit refining cash operating cost (defined as operating expenses less the purchasing costs of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax, other business expenses and adjustments; divided by the throughput of crude oil and refining feedstock) was US$2.00 per barrel, decreased by US$0.02 per barrel compared with US$2.02 per barrel in 2002, representing a decrease by 1%. This reflected the segment's continued efforts in lowering its costs in 2003, while the increased throughput has also diluted the expenses on a unit basis.

     In 2003, operating profit of the refining segment was RMB 6 billion (US$724.9 million), similar to that in 2002.

     Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

     Operating revenues of the refining segment in 2002 were RMB 213.8 billion, representing an increase of 1.6% compared with RMB 210.4 billion in 2001. The increase in operating revenues was primarily due to the significant increase in revenues from the sales of chemical feedstock as well as certain refined products other than gasoline and diesel.

     In 2002, the refining segment sold 19.34 million tonnes of gasoline at an average realized price of RMB 2,281 per tonne, and realized sales revenues of RMB 44.1 billion, accounting for 20.6% in the total operating revenues of the refining segment. In 2001, the refining segment sold 18.75 million tonnes of gasoline at an average realized price of RMB 2,387 per tonne, and realized sales revenues of RMB 44.8 billion, accounting for 21.3% in the total operating revenues of the refining segment in 2001.

     Compared with 2001, the sales volume of gasoline in 2002 increased by 0.59 million tonnes, or 3.1%; the realized gasoline price fell by RMB 106 per tonne, or 4.4%; sales revenues of gasoline decreased by RMB 0.7 billion, and that as a percentage of the refining segment's total operating revenues declined by 0.7%.

     In 2002, the refining segment sold 37.53 million tonnes of diesel at an average realized price of RMB 2,127 per tonne, and realized sales revenues of RMB 79.8 billion, accounting for 37.3% of the total operating revenues of the refining segment. In 2001, the refining segment sold 38.28 million tonnes of diesel at an average realized price of RMB 2,200 per tonne, and realized sales revenues of RMB 84.2 billion, accounting for 40.0% of the total operating revenues of the refining segment in 2001.

     Compared with 2001, the sales volume of diesel in 2002 decreased by 0.75 million tonnes, or 2.0%; the realized diesel price fell by RMB 73.14 per tonne, or 3.3%; sales revenues of diesel decreased by RMB 4.4 billion, and that as a percentage of the refining segment's total operating revenues declined by 2.7%.

     In 2002, the refining segment sold 20.09 million tonnes of chemical feedstock at an average realized price of RMB 1,934 per tonne, and realized sales revenues of RMB 38.9 billion, accounting for 18.2% of the total operating revenues of the refining segment. In 2001, the refining segment sold 17.17 million tonnes of chemical feedstock at an average realized price of RMB 1,991 per tonne, and realized sales revenues of RMB 34.2 billion, accounting for 16.3% of the total operating revenues of the refining segment in 2001.

     Compared with 2001, the sales volume of chemical feedstock in 2002 increased by 2.92 million tonnes, or 17.0%; sales price fell by RMB 57 per tonne, or 2.9%; sales revenues increased by RMB 4.7 billion, and that as a percentage of the refining segment's total operating revenues increased by 1.9%. In 2002, as part of its optimization plan for resource allocations, the refining segment adjusted its product mix in accordance with the increased demand from our chemical segment and significantly increased its production as well as sales volume of chemical feedstock.

     In 2002, the refining segment sold 25.99 million tonnes of other refined products than gasoline, diesel and chemical feedstock at an average realized price of RMB 1,843 per tonne, and realized sales revenues of RMB 47.9 billion, accounting for 22.4% of the total operating revenues of the refining segment. In 2001, the refining segment sold 24 million tonnes of these other refined products at an average realized price of RMB 1,853.54 per tonne, and realized sales revenues of RMB 44.5 billion, accounting for 21.1% of the total operating revenues of the refining segment in 2001.



                                                                                Rate of Change   As a Percentage of
                                                                                     from        Refining Segment's
                                                 For the Year Ended              2001 to 2002     Total Operating
                                                 December 31,                    ------------           Revenue
                                                      2001            2002                            2001       2002
                                                      ----            ----                            ----       ----
                                                     (RMB)            (RMB)           (%)              (%)        (%)
                                                         (in billions)
Refining segments total operating revenue
   Gasoline...................................        44.8            44.1           (1.6%)           21.3%      20.6%
   Diesel ....................................        84.2            79.8           (5.2)            40.0       37.3
   Chemical feedstock ........................        34.2            38.9           13.7             16.3       18.2
   Other refined petroleum products...........        44.5            47.9            7.6             21.1       22.4
   Other operating revenues...................         2.7             3.1           14.8              1.3        1.5
                                                    ------          ------          -----            ------     ------
Total.........................................       210.4           213.8           1.6%            100.0%     100.0%


     The table below sets forth sales volume and average realized prices by product for 2001 and 2002, and as well as the percentage changes in sales volume and average realized prices for the periods shown. Other refined petroleum products consists of kerosene, liquid purified gas, jet fuel, fuel oil, lubricant and asphalt.


                                                                Rate of Change         Average         Rate of Change
                                                Sales Volume         from           Realized Prices         from
                                              2001       2002    2001 to 2002         2001    2002     2001 to 2002
                                              ----       ----    ------------         ----    ----     ------------
                                              (million tonnes)        (%)            (RMB per tonne)        (%)
Gasoline................................       18.75     19.34         3.2%          2,387     2,281       (4.4%)
Diesel..................................       38.28     37.53        (2.0)          2,200     2,127        (3.3)
Chemical feedstock .....................       17.17     20.09        17.0           1,991     1,934        (2.9)
Other refined petroleum products........       24.00     25.99         8.3           1,854     1,843        (0.6)

     Compared with 2001, the sales volume of these other refined products increased by 1.99 million tonnes, or 8.3%; average realized sales price fell by RMB 11 per tonne, or 0.6%; sales revenues increased by RMB 3.4 billion, and that as a percentage of the segment's total operating revenues increased by 1.3%. The increase in the sales volume of these other refined products outpaced that of gasoline and diesel, as we intended to capture the favorable opportunities presented in the changing market by strengthening the management control of these other refined products and increasing the production of those products with higher added value.

     In 2002, operating expenses of the refining segment were RMB 207.8 billion, representing a decrease of RMB 0.5 billion, or 0.2%, from RMB 208.3 billion in 2001. The decrease was primarily due to the reduction of average purchase cost of crude oil. In 2002, average cost of crude oil was RMB 1,529 per tonne, representing a decrease of RMB 85.85 per tonne, or 5.3%, from RMB 1,615 per tonne in 2001. In 2002, the segment processed 105.43 million tonnes of crude oil (excluding crude oil processed for third parties), representing an increase of 3.52 million tonnes from 101.91 million tonnes in 2001, which increase was partially offset by the decline of the average purchase cost of crude oil. In 2002, total purchase expenses of crude oil were RMB 161.2 billion, accounting for 77.6% of the total operating expenses of the refining segment. In 2001, total purchase expenses of crude oil was RMB 164.6 billion, accounting for 79% of the total operating expenses of the refining segment. Compared with 2001, the total purchase expenses of crude oil for the segment in 2002 decreased by RMB 3.4 billion, and that as a percentage of the segment's total operating expenses decreased by 2.1%.

     In 2002, our refining margin (defined as the refining segment's sales revenues less crude oil expenses, feedstock expenses and taxes other than income tax; and divided by the volume of crude oil and feedstock processed) was US$3.95 per barrel, which increased by US$0.38 per barrel, or 10.6%, from US$3.57 per barrel in 2001.

     In 2002, operating income of the refining segment was RMB 6.0 billion, representing an increase of RMB 3.9 billion, or 185.7%, from RMB 2.1 billion in 2001. The increase was largely due to the increased refining margins as a result of, among others, the increased crude oil throughput, the better adjustment of product mix, the expansion of the market and the increased production of refined products with higher added value.

     Marketing and Distribution Segment

     Our marketing and distribution segment consists of our operations related to purchasing petroleum products from the refining segment and third parties, and wholesale selling and distribution refined products domestic customers, direct-selling refined products to certain special customers, and retail selling refined products and provision of related services through our retail network.

     Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

     In 2003, the segment's operating revenues of our marketing and distribution segment were RMB 241.4 billion (US$29.1 billion), or an increase of 29.1% over 2002. The increase was primarily due to the increase in the total sales volume and sales prices of petroleum products, and in particular the higher percentage accounted for by the retail volume of gasoline, diesel and high-grade gasoline in the total sales volume. In 2003, total sales volume of petroleum products was 83.86 million tonnes, representing an increase of 10.25 million tonnes, or 13.9%.

     The percentage of retail and the distribution sales in the total sales volume of the segment increased further. The percentage of retail sales of gasoline and diesel in the segment's operating revenue increased from 43.7% in 2002 to 45.8% in 2003. The percentage of distribution sales of gasoline and diesel in the Segment's operating revenue increased from 8.5% in 2002 to 11.2% in 2003. The percentage of the wholesale sales of gasoline and diesel in the segment's operating revenue decreased from 31.9% in 2002 to 25.1% in 2003.

     In 2003, the percentage of retail sales of gasoline and diesel in the total sales volume of gasoline and diesel increased from 44.8% in 2002 to 48.9% in 2003, or an increase of 4.1%. The percentage of distribution sales of gasoline and diesel in the total sales volume increased from 9.9% in 2002 to 13.3% in 2003, or an increase of 3.4%. The percentage of wholesale sales of the total sales volume of gasoline and diesel decreased from 38.1% in 2002 to 30.6% in 2003, or a decrease of 7.5%. The increase in the retail percentage in the total sales volume was due to a number of factors including, among others, our continued efforts to build additional retail sales outlets, to further optimize the locations of our existing petrol stations, to further improve the service quality, and to further increase the throughput per petrol station.

     The percentage of high-grade gasoline in the total sales volume of gasoline further increased, from 27.1% in 2002 to 35.5% in 2003, or an increase of 8.4%.

     The sales revenues of four major product categories, namely gasoline, diesel, kerosene (including jet fuel) and fuel oil, of the segment were RMB
232.6 billion (US$28.1 billion), constituting 96.4% of the segment's operating revenue, representing an increase of 29.1% from 2002.

     The following table shows the sales volumes, average realized prices, respective percentages of change of four product categories in 2002 and 2003, including the break-down information of different sales channels for gasoline and diesel.


                                                                                        Average
                                                Sales Volume      Rate of Change    Realized Prices    Rate of Change
                                              -----------------        from         ---------------        from
                                                2002      2003    2002 to 2003      2002       2003    2002 to 2003
                                                ----      ----    ------------      ----       ----    ------------
                                              (million tonnes)         (%)           (RMB per tonne)         (%)
Gasoline....................................     21.36    23.53        10.2%          2,857    3,295       15.3%
   Retail sale..............................     12.34    14.68        19.0           3,062    3,450       12.7
   Direct sale to customers.................      0.72     0.79         9.7           2,313    2,682       16.0
   Distribution.............................      1.04     1.62        55.8           2,693    3,152       17.0
   Wholesale................................      7.26     6.44       (11.3)          2,585    3,051       18.0
Diesel .....................................     44.50    47.92         7.7           2,405    2,789       16.0
   Retail sale..............................     17.16    20.29        18.2           2,562    2,954       15.3
   Direct sale to customers.................      4.01     4.34         8.2           2,219    2,511       13.1
   Distribution.............................      5.48     7.88        43.8           2,398    2,772       15.6
   Wholesale................................     17.85    15.41       (13.7)          2,297    2,659       15.8
Kerosene including jet fuel.................      4.34     4.57         5.3           2,112    2,350       11.3
Fuel Oil  ..................................      2.11     6.37       201.9%          1,427    1,670       17.0%


       In 2003, this segment's operating expenses were RMB 229.5 billion (US$27.7 billion), representing an increase of 28.4% compared with 2002. Among others, purchasing costs of gasoline and diesel were RMB 180.8 billion (US$21.8 billion), constituting 78.8% of the segment's operating expenses. Average purchased prices of gasoline and diesel increased by 14.3% and 13.7%, respectively, compared with 2002, to RMB 2,693 (US$325.4) per tonne and RMB 2,450 (US$296.0) per tonne respectively. The purchasing volume of gasoline and diesel increased by 10.2% and 7.7% from 2002, to 23.53 million tonnes and 47.92 million tonnes respectively.

       In 2003, the segment's cash operating cost per tonne of petroleum products (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization, and divided by the sales volume) was RMB 174.95 (US$21.1) per tonne, or an increase of 5.4% compared with RMB 166 per tonne in 2002. This increase was primarily due to the increased percentage of retail sales volume and distribution sales of petroleum products in the total sales volume, which in turn increased transportation and labor costs.

       In 2003, the segment's operating income was RMB 11.9 billion (US$1.4 billion), or an increase of 41.7% compared with 2002. This increase was due to a number of factors, including its continued efforts to focus on market demands, to increase the percentage of retail and distribution sales volumes in the total sales volume, to further optimize the deployment of resources, and to increase the total sales volume of petroleum products. As a result, the segment managed to achieve relatively good operating results over the full year.

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues of the marketing and distribution segment in 2002 were RMB 187 billion, representing an increase of RMB 3.7 billion, or 2%, from RMB 183.3 billion in 2001. The increase was mainly due to the increased sales volume of the refined products. The total sales volume of the refined products by the segment in 2002 was 73.61 million tonnes, representing an increase of
4.26 million tonnes, or 6.1%, from 69.35 million tonnes in 2001.

       Retail sales as a percentage of the segment's total sales revenues further increased in 2002. The retail sales revenue of gasoline and diesel accounted for 43.7% of the segment's operating revenues in 2002, representing an increase from 39.7% in 2001. Wholesale sales revenues of gasoline and diesel accounted for 46.1% of the segment operating revenues in 2002, representing a decline from approximately 53% in 2001.

       Wholesale sales volume accounted for 55.2% of the total sales volume of gasoline and diesel in 2002, representing a decrease of 2.4% from 57.6% in 2001. Retail sales volume accounted for 44.8% of the total sales volume of gasoline and diesel in 2002, representing an increase of 2.4% from 42.4% in 2001.

       The increase in retail sales revenue and retail sales volume was mainly a result of the increased average throughput at each service station, which increase was attributable to our continued effort to enhance our retail distribution network, to further optimize the locations of our existing service stations and to improve our quality of service.

       The following table shows the sales volumes, average realized prices, respective percentages of change of four product categories in 2001 and 2002, including the break-down information of different sales channels for gasoline and diesel.


                                                                   Rate of           Average          Rate of
                                                 Sales Volume    Change from     Realized Prices    Change from
                                                 2001     2002   2001 to 2002     2001      2002    2001 to 2002
                                                 ----     ----   ------------     ----      ----    ------------
                                                (million tonnes)      (%)         (RMB per tonne)        (%)


Gasoline....................................     20.32    21.36       5.1%        2,749     2,857        3.9%
   Retail sale..............................     10.84    12.34       13.8        2,935     3,062        4.3
   Direct sale to customers.................      0.86     0.72      (16.3)       2,457     2,313       (5.9)
   Distribution.............................      0.68     1.04       52.9        2,642     2,693        1.9
   Wholesale................................      7.94     7.26       (8.6)       2,536     2,585        1.9
Diesel .....................................     42.55    44.50        4.6        2,440     2,405       (1.4)
   Retail sale..............................     15.82    17.16        8.5        2,591     2,562       (1.1)
   Direct sale to customers.................      4.66     4.01      (13.9)       2,269     2,219       (2.2)
   Distribution.............................       3.1     5.48       76.8        2,439     2,398       (1.7)
   Wholesale................................     18.97    17.85       (5.9)       2,358     2,297       (2.6)
Kerosene including jet fuel.................      3.74     4.34       16.0%       2,757     2,112      (23.4)%


       Sales revenues of gasoline were RMB 61 billion in 2002, representing an increase of RMB 5.3 billion, or 9.5%, from RMB 55.7 billion in 2001. This increase was primarily due to the increased sales volume as well as the increased sales prices of gasoline. Gasoline sales price increased because of the increased retail sales proportion as well as the increased sales volume of higher grade gasoline. Sales volume of gasoline in 2002 was 21.36 million tonnes, representing an increase of 1.09 million tonnes, or 5.4%, from 20.27 million tonnes in 2001. In addition, the sales volume of gasoline with octane level #90 and higher as a percentage of the segment's total gasoline sales volume was further enhanced, representing an increase of 31% from 4.41 million tonnes in 2001 to 5.78 million tonnes in 2002.

       Sales revenues of diesel were RMB 107 billion, representing an increase of RMB 3.2 billion, or 3.1%, from RMB 103.8 billion in 2001. The increase was primarily due to the increased sales volume of diesel.

       Sales revenue of kerosene including jet fuel was RMB 9.2 billion in 2002, representing a decrease of RMB 1.1 billion, or 11.3%, from RMB 10.3 billion in 2001. The decrease was primarily due to the decline of the average realized prices of kerosene including jet fuel.

       o In 2002, the retail sales volume of gasoline increased to 12.34 million tonnes, representing an increase of 1.5 million tonnes, or 13.8%, from 10.84 million tonnes in 2001; and the average realized retail sales price of gasoline was RMB 3,061.82 per tonne, representing an increase of 4.3% compared with RMB 2,934.55 per tonne in 2001;

       o In 2002, the wholesale sales volume of gasoline (excluding direct distribution sales volume and those directly sold to special customers) was 7.26 million tonnes, representing a decrease of
              0.68 million tonnes, or 8.6%, from 7.94 million tonnes in 2001; and the average realized wholesale sales price of gasoline was RMB 2,585.31 per tonne, representing an increase of 1.9% compared with RMB 2,536.2 per tonne in 2001;

       o      In 2002, the direct distribution sales volume of gasoline was
              1.04 million tonnes, representing an increase of 0.36 million tonnes, or 52.9%, from 0.68 million tonnes in 2001; and the average realized price for the direct distribution sales of gasoline was RMB 2,693.28 per tonne, representing an increase of 1.9% compared with RMB 2,642.34 per tonne in 2001; and

       o In 2002, the direct sales volume of gasoline to special customers was 0.72 million tonnes, representing a decrease of 0.14 million tonnes, or 16.3%, from 0.86 million tonnes in 2001; and the average realized price of gasoline sold to special customers was RMB 2,312.75 per tonne, representing a decrease of 5.9% compared with RMB 2,457.12 per tonne in 2001.

       In 2002, the sales revenues of diesel were RMB 107 billion, representing an increase of RMB 3.2 billion, or 3.1%, from RMB 103.8 billion in 2001. The increase was primarily due to the increased sales volume of diesel. In 2002, the sales volume of diesel was 44.5 million tonnes, representing an increase of
1.95 million tonnes, or 4.6%, from 42.55 million tonnes in 2001; the average realized sales price of diesel was RMB 2,404.85 per tonne, representing a decrease of RMB 35.6 per tonne, or 1.5%, compared with RMB 2,440.45 per tonne in 2001.

       o In 2002, the retail sales volume of diesel increased to 17.16 million tonnes, representing an increase of 1.34 million tonnes, or 8.5%, from 15.82 million tonnes in 2001; and the average realized retail sales price of diesel was RMB 2,562.49 per tonne, representing a decrease of 1.1% compared with RMB 2,590.59 per tonne in 2001;

       o In 2002, the wholesale sales volume of diesel (excluding the direct distribution sales volume and those directly sold to special customers) was 17.85 million tonnes, representing a decrease of 1.12 million tonnes, or 5.9%, from 18.97 million tonnes in 2001; and the average realized wholesale sales price of diesel was RMB 2,297.06 per tonne, representing a decrease of 2.6% compared with RMB 2,357.51 per tonne in 2001;

       o In 2002, the direct distribution sales volume of diesel was 5.48 million tonnes, representing an increase of 2.38 million tonnes, or 76.8%, from 3.1 million tonnes in 2001; and the average realized price for the direct distribution sales of diesel was RMB 2,397.89 per tonne, representing a decrease of 1.7% compared with RMB 2,438.83 per tonne in 2001;

       o In 2002, the direct sales volume of diesel to special customers was 4.01 million tonnes, representing a decrease of 0.65 million tonnes, or 13.9%, from 4.66 million tonnes in 2001; and the average realized price of diesel sold to special customers was RMB 2,219.39 per tonne, representing a decrease of 2.2% compared with RMB 2,269.32 per tonne in 2001.

       Sales revenue of kerosene including jet fuel was RMB 9.2 billion in 2002, representing a decrease of RMB 1.1 billion, or 11.3%, from RMB 10.3 billion in 2001. The decrease was primarily due to the decline of the average realized prices of kerosene including jet fuel. The average realized price of kerosene including jet fuel was RMB 2,111.92 per tonne in 2002, representing a decrease of 23.4% compared with RMB 2,757.0 per tonne in 2001.

       Operating expenses of the marketing and distribution segment were RMB
178.6 billion in 2002, representing a decrease of RMB 2.3 billion, or 1.3%, from RMB 180.9 billion in 2001. The purchase costs of gasoline and diesel in 2002 were RMB 146.2 billion, accounting for 81.9% of the total operating expenses of this segment. The average purchase cost of gasoline and diesel decreased from 2001 by 8.6% and 6.4%, respectively, to RMB 2,357.28 per tonne and RMB 2,155.17 per tonne in 2002, respectively.

       Operating income of the marketing and distribution segment was RMB 8.4 billion, representing an increase of RMB 6 billion, or 250%, from 2001. Such increase was primarily because, as the general market conditions improved, the total sales volume of refined products increased. The increase was also due to the increased retail proportion in the total sales volume as well as the increased sales volume of higher grade gasoline.

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

       Chemicals Segment

       Our chemicals segment consists of operations related to purchasing chemical feedstock from our refining segment, producing, marketing and distribution of petrochemical products and inorganic chemical products.

       Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

       In 2003, the chemicals segment's operating revenue were RMB 92.3 billion (US$11.2 billion), representing an increase of 22.9% compared with 2002. This increase was mainly due to significant increases in sales volumes and sales prices of all major categories of chemical products except chemical fertilizers, as a result of the strong domestic demand for chemical products. The strong domestic demand corresponded to the gradual recovery of the global chemical market. In order to increase production volume for our chemical products, we revamped certain of our ethylene and other downstream facilities, which increased our production capacity of certain chemical products.

       The sales revenues of the six major product categories of this segment, namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber, synthetic fiber monomer and polymer, and chemical fertilizer, were approximately RMB 83.1 billion (US$10.0 billion), accounting for 90.0% of the segment's operating revenues, representing an increase of 26.3% compared with 2002.

       The following table sets forth the sales volume, average realized prices and respective percentages changes of these six major categories of chemical products of the segment in 2002 and 2003.


                                                             Rate of Change        Average       Rate of Change
                                           Sales Volumes   from 2002 to 2003   Realized Prices  from 2002 to 2003
                                           -------------   -----------------   ---------------  -----------------
                                           2002     2003                       2002     2003
                                           ----     ----                       ----     ----
                                         (million tonnes)         (%)          (RMB per tonne)         (%)
Basic organic chemicals...............     7.23     7.80         7.9%        2,748      2,815        2.4%
Synthetic resins......................     3.83     4.52        18.0         5,247      6,042       15.2
Synthetic rubber......................     0.51     0.55         7.8         6,468      8,513       31.6
Synthetic fiber.......................     1.18     1.33        12.7         8,435      9,639       14.3
Synthetic fiber monomers
      and polymers....................     1.80     2.41        33.9         5,362      5,788        7.9
Chemical fertilizer...................     2.72     2.03       (25.4)%       1,084      1,165        7.5%

       In 2003, the chemicals segment's operating expenses were RMB 90.1 billion (US$10.9 billion), representing an increase of RMB 15.6 billion (US$1.9 billion), or 21.1%, from 2002. Partly because the segment expanded and upgraded certain ethylene and other downstream facilities, production significantly increased. As a result, expenses on various feedstock and auxiliary materials, other variable expenses and fixed costs all increased. Among others:

       o Consumption of feedstock and auxiliary materials increased by 2.74 million tonnes, the average unit price increased by RMB 228 (US$27.5) per tonne. As a result, the purchased costs of feedstock, operating supplies and related expenses increased by approximately RMB 12.6 billion (US$1.5 billion) compared with 2002.

       o      The losses on disposal of low-efficiency assets increased by RMB
              0.89 billion (US$107.5 million) as a result of the segment's efforts to optimize its asset structure.

       o      Provision for the impairment losses on assets increased by RMB
              0.45 billion (US$54.4 million).

       o The losses on disposal of spare parts increased by RMB 0.27 billion (US$32.6 million).

       o Selling expenses increased by RMB 0.18 billion (US$21.7 million), due to the increases in the production and sales volumes.

       o Depreciation and amortization were RMB 8.0 billion (US$1.0 billion), representing an increase of RMB 0.14 billion (US$16.9 million) over 2002.

       In 2003, the segment's operating income was RMB 2.2 billion (US$260.9 million), representing an increase of approximately RMB 1.6 billion (US$193.3 million) from 2002. The increase was largely because the segment has completed expansion and upgrading of certain of its facilities, which resulted in the increase of production and sales volumes of major products. In addition, sales prices of a number of major products also contributed to the increased operating income.

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues of the chemicals segment in 2002 were RMB 75.1 billion, representing an increase of RMB 11.0 billion, or 17.2%, from RMB 64.1 billion in 2001. The increase was largely due to a significant increase of sales volume of various chemical products as their production capacities increased after the relevant facilities completed their revamp in 2002. The sales revenues of the segment's six major chemical product categories (namely, basic organic chemicals, synthetic resins, synthetic rubbers, synthetic fiber, synthetic fiber monomers and polymers and chemical fertilizers) were approximately RMB 65.8 billion, accounting for 87.6% of the operating revenues of the segment, and increased by RMB 11.4 billion, or 21.0%, from RMB 54.4 billion in 2001.

       The following table sets forth sales volumes and average realized prices by product category for 2001 and 2002, as well as the respective percentage changes between 2001 and 2002.


                                                           Rate of Change                       Rate of Change
                                                                from            Average              from
                                         Sales Volume       2001 to 2002    Realized Prices      2001 to 2002
                                         --------------     ------------    ---------------      ------------
                                         2001      2002                      2001      2002
                                         ----      ----                      ----      ----
                                        (million tonnes)        (%)         (RMB per tonne)          (%)
Basic organic chemicals...............       5.29     7.23      36.7         2,428     2,748        13.2
Synthetic resins......................       3.14     3.83      22.0         5,532     5,247        (5.2)
Synthetic rubbers.....................       0.47     0.51       8.5         6,239     6,468         3.7
Synthetic fibers......................       1.08     1.18       9.3         8,512     8,435        (0.9)
Synthetic fiber monomers
      and polymers....................       1.80     1.80       0.0         5,139     5,362         4.3
Chemical fertilizers..................       2.73     2.72      (0.4)%         996     1,084         8.8%

       Operating expenses of the chemical segment in 2002 were RMB 74.5 billion, representing an increase of 15.9% compared with RMB 64.3 billion in 2001. The increase was largely because various expenses such as purchased feedstock, fuels, utilities and ancillary materials increased as a result of the increased production of various chemical products after the completion of the revamping products for certain ethylene and downstream facilities. Among the increased expenses,

       o the consumption of feedstock increased by 0.93 million tonnes in 2002 compared with that in 2001, and their average unit price increased by RMB 253 per tonne, the combination of which led to an increase of approximately RMB 6.6 billion, or 18.6%, in the purchased products and operating supplies and expenses;

       o the increased consumption of fuels, utilities and ancillary materials also led to an increase of approximately RMB 1.9 billion, or 21.8%, in such expenses;

       o the significant increase in production and sales volume increased the selling, general and administrative expenses in 2002 by approximately RMB 0.5 billion, or 18.5% compared with that in 2001; and

       o the depreciation and amortization amounted to RMB 7.1 billion in 2002, representing an increase of approximately RMB 0.4 billion, or 6%, from 2001.

       Operating income of the chemicals segment in 2002 was RMB 0.6 billion, representing an increase of approximately RMB 0.8 billion compared with the operating loss of approximately RMB 0.2 billion in 2001. The increase was largely due to the increased production and sales volume of certain major chemical products after the relevant production facilities were revamped for increased production capacity.

       Corporate and others

       Our corporate and others mainly involves trading activities of our import and export subsidiaries, and our research and development activities as well as other activities at our corporate headquarters.

       Year Ended December 31, 2003 compared with Year Ended December 31, 2002

       In 2003, the operating revenues of corporate and others were approximately RMB 63.6 billion (US$7.7 billion), representing an increase of 39.2% from 2002. Such operating revenues mainly consisted of the consolidated operating revenues of Sinopec International Co., Ltd. and its subsidiaries. The increase was largely because we increased our import and export trading volume and other business transactions to capture the opportunities presented by the high prices of crude oil and petroleum products.

       In 2003, the operating expenses of corporate and others were approximately RMB 65.6 billion (US$7.9 billion), representing an increase of 40.2% from 2002. The increase was largely because the purchasing costs of Sinopec International Co., Ltd. and its subsidiaries increased concurrently with its increased revenue.

       In 2003, the operating losses of the corporate and others segment were approximately RMB 2 billion (US$241.6 million), representing an increase of RMB
0.9 billion (US$108.7 million) over 2002. The increase was primarily due to the incurrence of RMB 1.6 billion (US$193.3 million) in research development expenses by our headquarters and research institutes in 2003, representing an increase of approximately RMB 0.5 billion (US$60.4 million) compared with 2002. In addition, expenses of RMB 0.12 billion (US$14.5 million) related to the stock appreciation rights were recorded in 2003 under "corporate and others".

       Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

       Operating revenues of corporate and others segment in 2002 were approximately RMB 45.7 billion, representing an increase of RMB 19.7 billion, or 75.7%, from 2001. The increase was primarily because some of our subsidiaries consolidated under the corporate and others segment significantly expanded their independent trading operations of crude oil and refined products on the international market.

       Operating expenses of corporate and others segment in 2002 were approximately RMB 46.8 billion, representing an increase of RMB 20.9 billion, or 80.7%, compared with that in 2001. The increase was largely due to the increased purchase expenses associated with the increased trading activities of these subsidiaries.

       The corporate and others segment had an operating loss of approximately RMB 1.1 billion in 2002, representing a decrease of approximately RMB 1.2 billion compared with the operating income of RMB 0.1 billion in 2001. The decline was primarily due to the increased expenses in our corporate headquarters as follows:

       o the R&D expenses increased by RMB 0.22 billion in 2002 compared with that in 2001;

       o we recovered RMB 0.18 billion of aged receivables in 2001 that were previously provided for resulting in a reduction of the allowance for doubtful accounts, while no such item in 2002; and

       o the expenses related to the management information system increased by RMB 0.1 billion in 2002 from 2001.

D.     LIQUIDITY AND CAPITAL RESOURCES

       Our primary sources of funding have been cash provided by operating activities and short and long-term borrowings and our primary uses of funds have been for working capital, capital expenditures and repayment of short-term and long-term borrowings.

       As of December 31, 2003, our short-term debts (including short-term loans from Sinopec Group Company and its affiliates) were RMB 29.1 billion (US$3.5 billion) (including the current portion of long-term debts which was RMB 8.2 billion (US$1.0 billion)) and accounted for 26.9% of our total short-term and long-term debts (which long-term debts include interest free subordinated loan from Sinopec Group Company in the amount of RMB 35.6 billion due in 2020).

       In March 2004, we issued 10-year domestic corporate bonds of RMB3.5 billion (US$422.9 million) at an interest rate of 4.61% per year. The issuance of bonds can broaden our financing channel and reduce the financing costs. The proceeds raised are used to fund our capital expenditures.

       Our future debt level is dependent primarily on results of operations, the capital expenditure plan and cash that may be generated from assets dispositions. We believe that we have substantial borrowing capacity to meet unanticipated cash requirements.

       The following table sets forth a condensed summary of the statements of cash flows for the periods indicated and selected balance sheet items at the end of the periods indicated.


                                                                                For the Years Ended
                                                                                   December 31,
                                                                                   ------------
                                                                         2001      2002      2003     2003
                                                                         ----      ----      ----     ----
                                                                          RMB       RMB       RMB      US$
                                                                                (in billions)
Net cash from operating activities:
   Net cash provided by operations(1)..............................      52.9       56.5      69.8       8.4
   Changes in working capital and other
     assets and liabilities(2).....................................      14.0       10.2       4.5       0.6
   Net interest and cash tax (paid)(3).............................     (10.2)     (11.6)    (13.7)     (1.7)
                                                                        ------     ------    ------     -----
          Total....................................................      56.7       55.1      60.6       7.3
Cash flows from investing activities:
   Capital expenditure including capital expenditure of jointly
      controlled entities.........................................      (56.2)     (42.2)    (48.1)     (5.8)
   Purchase of investments net of proceeds from disposal of
     investments...................................................      (3.1)      (1.8)     (1.4)     (0.2)
   Increase in time deposits less maturity of time deposits........      20.0        0.8      (1.2)     (0.1)
   Net changes in other activities(4) .............................       0.5        0.4       0.4       0.0
                                                                        ------     ------    ------     -----
          Total....................................................     (38.8)     (42.8)    (50.3)     (6.1)
Cash flows from financing activities:
   Proceeds from public offering, net of issuing expenses..........      11.6        ---       ---       ---
   Proceeds from bank and other loans including those of jointly
     controlled entities, net of repayments........................     (14.5)      (6.9)     (5.6)     (0.7)
   Contribution from minority interest, net of distributions to
     minority interests............................................      (0.4)      (0.2)      0.2       0.0
   Cash and cash equivalents distributed to Sinopec Group
     Company .                                                           (6.4)       ---       ---       ---
   Divended paid                                                         (6.7)      (8.7)     (7.8)     (0.9)
                                                                        ------     ------    ------     -----
          Total....................................................     (16.4)     (15.8)    (13.2)     (1.6)
                                                                        ------     ------    ------     -----
Net increase/(decrease) in cash and cash equivalents...............       1.5       (3.5)     (2.9)     (0.4)
                                                                        ======     ======    ======     =====
Cash and cash equivalents at end of year...........................      21.7       18.2      15.2       1.8

____________
(1) Represents income/(loss) before income tax and minority interests as adjusted for depreciation, depletion and amortization, dry hole cost, income from associates, investment income, interest income, interest expense, gain from issuance of shares by a subsidiary, unrealized foreign exchange (gains)/losses, loss on disposal of property, plant and equipment, and impairment losses on long-lived assets.
(2) Represents decreases/(increases) in current assets, increases/(decreases) in current liabilities and increases in other assets, net of other liabilities.
(3) Represents interest received, interest paid, investment income received, and income tax paid.
(4) Represents proceeds from disposal of property, plant and equipment and repayments of loans from associates and jointly controlled entities.

       Net Cash from Operating Activities

       Net cash provided by operations, which represents income/(loss) before income tax and minority interests as adjusted for depreciation, depletion and amortization, dry hole cost, income from associates, investment income, interest income, interest expense, gain from issuance of shares by a subsidiary, unrealized foreign exchange (gains)/losses, loss on disposal of property, plant and equipment, and impairment losses on long-lived assets, increased from RMB 56.5 billion in 2002 to RMB 69.8 billion (US$8.4 billion) in 2003. The increase was primarily due to the increased income before income tax and minority interests reflecting our better operating results in 2003. Net cash provided by working capital and other assets, which represents decreases/(increases) in current assets, increases/(decreases) in current liabilities and increases in other assets, net of other liabilities, was RMB
4.5 billion (US$0.6 billion) in 2003, which decreased from RMB 10.2 billion in 2002 due to our efforts to strengthen our control over working capital, collect accounts receivable and reduce occupancy of funds by various current assets. We believe our working capital is sufficient to meet our present working capital requirement. Net cash provided by operations, working capital and other assets was partially offset by the net interest and tax paid of RMB 13.7 billion (US$1.7 billion). Net interest and tax paid in 2003 consisted primarily of RMB
4.6 billion (US$0.6 billion) of interest payments and RMB 9.5 billion (US$1.1 billion) of income tax paid.

       Cash Flows from Investing Activities

       Our cash outflows for capital expenditure projects amounted to RMB 56.2 billion, RMB 42.2 billion and RMB 44.0 billion (US$5.3 billion) in 2001, 2002 and 2003, respectively. In addition, we had RMB 4.1 billion (US$0.5 billion) in capital expenditure on our jointly controlled entities.

       We made investments of RMB 3.4 billion, RMB 2.2 billion and RMB 1.5 billion (US$0.2 billion) in 2001, 2002 and 2003, respectively, in a variety of joint ventures and associates. We also realized RMB 0.7 billion, RMB 0.8 billion and RMB 0.5 billion (US$0.1 billion) in 2001, 2002 and 2003, respectively, from the disposal of investments and property, plant and equipment.

       Cash flow from investing activities in 2003 also included RMB 1.2 billion (US$0.1 billion) in increase in time deposits less maturity of time deposits.

       Cash Flows from Financing Activities

       Net cash used in financing activities was RMB (13.2) billion (US$(1.6) billion) in 2003, primarily because our repayment of bank and other loans exceeded proceeds from bank and other loans (including loans of jointly controlled entities) by RMB 5.6 billion (US$0.7 billion). The net cash outflow was also due to the dividend paid in 2003 of RMB 7.8 billion (US$0.9 billion).

       Cash and cash equivalents as of December 31, 2003 were RMB 15.2 billion (US$1.8 billion) as compared to RMB 18.2 billion as of December 31, 2002. As we further strengthened our cash management in 2003, cash and cash equivalents healthily reduced as funds were better used and overall efficiency was improved.

       Contractual Obligations and Commercial Commitments

       The following table sets forth our obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2003.


                                                                As of December 31, 2003
                                                                -----------------------
                                                                 Payment due by period
                                                                -----------------------
                                                       less than                           After 5
                                              Total      1 year    1-3 years   4-5 years    years
                                              -----      ------    ---------   ---------   -------
                                                                    (RMB millions)
Contractual obligations(1)
Short-term debts.........................     20,904     20,904           -           -           -
Long-term debts..........................     87,396      8,175      23,798      15,938      39,485
                                            --------    -------     -------     -------     -------

Total contractual obligations............    108,300     29,079      23,798      15,938      39,485
                                            ========    =======     =======     =======     =======
Other commercial commitments(2)
Operating lease commitment...............    115,661      3,276       6,429       6,337      99,619
Capital commitment.......................     55,030     51,439       3,591           -           -
Exploration and production licenses......        789         87         204         137         361
Guarantees(3)............................      4,955      4,955           -           -           -
                                            --------    -------     -------     -------     -------
Total commercial commitments.............    176,435     59,757      10,224       6,474      99,980
                                            ========    =======     =======     =======     =======

       _________
(1) Contractual obligations represent on-balance sheet contractual liability as of the balance sheet date.
(2) Other commercial commitments represent off-balance sheet contingent liabilities, and other potential cash outflows (as of the balance sheet date) which may result from contingent events.
(3) Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2003, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2003, the maximum amount of potential future payments under the guarantees was RMB 4,955 million. We monitor the conditions that are subject to the guarantees to identify whether a loss is probable, and will recognize any such loss under guarantees when those losses are estimable. As of December 31, 2003, it was not probable that we would be required to make payments under these guarantees. See note 26 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

       The following table sets forth our capital expenditure by segment for each of the years ended December 31, 2001, 2002 and 2003 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.


                                        2001               2002               2003             Total
                                RMB     Percent      RMB   Percent       RMB    Percent     RMB   Percent

                                                 (in billions, except percentage data)


Exploration and production .       20.3       35%      20.2       48%       20.6      46%    61.1      42%
Refining.....................       9.1      15         6.7      16          9.7     22      25.5     18
Marketing and distribution...      17.3      29         7.0      17          6.8     15      31.1     21
Chemicals....................      12.0      20         7.4      18          7.4     16      26.8     18
Corporate....................       0.5       1         0.8       1          0.5      1       1.8      1
                                   ----     ----       ----     ----        ----    ----    -----     ----
     Total...................      59.2      100%      42.1      100%       45.0     100%   146.3     100%
                                   =====    ====       ====     ====        ====    ====    =====     =====

       In 2003, our capital expenditure was RMB 45.0 billion (US$5.4 billion). Among which, the capital expenditure for our exploration and production segment was RMB 20.6 billion (US$2.5 billion). We found new reserves and increased oil and gas production, reinforced the foundation of our resources, and improved our profile of the possible, probable and proved reserves. The capital expenditure for our refining segment was RMB 9.7 billion (US$1.2 billion). With the investment, a number of facilities were revamped to improve the product quality and to increase refining capacity. Refining capacity increased by 5.5 million tonnes per annum in 2003. The Ningbo-Shanghai-Nanjing imported crude oil pipeline was put into operation in May 2004, which would help optimize the allocation of crude oil and reduce transportation costs. The capital expenditure for our marketing and distribution segment was RMB 6.8 billion (US$0.8 billion), which was mainly used to construct pipelines of refined oil products, and to further optimize the marketing networks by building new gas stations and upgrading existing gas stations. The investment also helped us maintain our position in our principal market as well as raise brand awareness and further enhance customer loyalty. The capital expenditure for our chemicals segment was RMB 7.4 billion (US$0.9 billion). With the investment, the Qilu ethylene revamping project was under construction and the chemical fertilizer revamping projects had all started. In 2003, the ethylene capacity increased by 70,000 tonnes per annum, and capacity of monomers and polymers for synthetic fibers increased by 770,000 tonnes per annum. The capital expenditure for corporate and others was RMB 518 million (US$62.6 million), which was principally used in the construction of information technology system.

       In addition, we incurred RMB 4.2 billion (US$0.5 billion) in capital expenditure in 2003 on our jointly controlled entities including our ethylene joint venture with BP in Shanghai. In 2003, we plan to spend RMB 50.2 billion (US$6.1 billion) in capital expenditure. Of our planned capital expenditure, RMB 19.9 billion (US$2.4 billion) is planned for our exploration and production segment, RMB 11.8 billion (US$1.4 billion) for our refining segment, RMB 9.5 billion (US$1.1 billion) for our chemicals segment, RMB 8.0 billion (US$1.0 billion) for our marketing and distribution segment and RMB 1.0 billion (US$0.1 billion) for construction of ERP system and other purposes. The focuses of our capital expenditure in 2004 will be on the following area:

       o Exploration and Production Segment While maintaining stable production and ensuring a balance between newly added reserves and production in eastern China, efforts are to be made to speed up the exploration in those new blocks in southern China and in western China, proactively adjust crude oil and natural gas resource structure to enhance reserves and production, further improve reserve series and reduce cost.

       o Refining Segment In accordance with the regional demand of refined products, we intend to speed up the revamping of costal refineries such as Shanghai Petrochemical, Gaoqiao, Maoming and Guangzhou refineries. The Ningbo-Shanghai-Nanjing crude oil pipeline was put into operation in May 2004 to help the optimization of crude oil resources.

              Moreover, we intend to further develop our competitive advantage for integration of oil refining and chemical production facilities, further optimize product mix and increase chemical feedstock production.

       o Chemicals Segment We intend to speed up the adjustment on product mix and technological innovation for chemical business, focus on core business and increase total production. Emphasis will be drawn on the second-round upgrading projects for Qilu and Maoming ethylene facilities and the project of substituting oil by coal as raw materials in some chemical fertilizer enterprises.

       o Marketing and Distribution Segment We intend to complete the construction of a refined oil products pipeline in southwest China, and further optimize the marketing and distribution network. Efforts are to be made to construct gas stations along expressways and rivers and in rural areas, and to set up distribution networks in major cities, to our position in the market, and to improve the Company's profitability and market share.

       In addition, the two world-class ethylene joint ventures with BASF and BP are at critical construction phase. We plan to, according to schedule and scale of construction determined by the board of directors of the two joint ventures and our percentage of shareholdings in the joint ventures, inject investment in a timely manner. The investment to be incurred will be included in our investment in associates and our capital expenditure as appropriate.

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

US GAAP Reconciliation

       Our consolidated financial statements are prepared in accordance with IFRS which differs in certain material respects from US GAAP. These differences, as they apply to our consolidated financial statements, relate primarily to:

       o the US GAAP requirement that payments made by Sinopec Group Company to employees that were transferred to and subsequently terminated by Sinopec Group Company are charged to current earnings, whereas under IFRS, such payments are not recorded;

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

       o the US GAAP requirement that property, plant and equipment be carried at historical costs less accumulated depreciation (depreciation expense is based on the historical costs), whereas under IFRS revalued property, plant and equipment can be carried in the consolidated financial statements at the revalued amount less accumulated depreciation (depreciation expense is based on the revalued amount); and

       o the US GAAP requirement that an impairment loss be recognized on an asset when the sum of the expected undiscounted future cash flows resulting from the use of the asset and its eventual disposition is less than the carrying amount of the asset and the requirement that such impairment loss cannot be reversed, rather than the IFRS standard which involves the asset's discounted future expected cash flows and which permits, in some circumstances, the reversal of amounts previously written down.

       See note 33 to the consolidated financial statements for further information.

              ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


       A. DIRECTORS, supervisors AND SENIOR MANAGEMENT

Directors

       The table and discussion below set forth certain information concerning our directors. Messrs. Li Yizhong, Wang Yi, Zhang Enzhao and Liu Guoguang and Ms. Huang Min have served up their respective terms as our directors and were no longer our directors after our extraordinary shareholders' meeting on April 22, 2003 (the "EGM"). Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Fan Yifei, Cao Yaofeng, Liu Kegu were elected as our directors, and Messrs. Chen Qingtai, Shi Wanpeng, Zhang Youcai, Cao Yaofeng and Charles Tsu Kwok Ho were elected as our independent directors at the EGM. Mr. Gao Jian was elected as a director on April 29, 2004, replacing Mr. Liu Kegu for the remaining of the term. The current term for all our directors is three years, which will expire in April 2006.

  Name                       Age  Positions with the Company
  ----                       ---  --------------------------

Chen Tonghai                 55   Chairman of the Board of Directors
Wang Jiming                  61   Vice Chairman; President
Mou Shuling                  59   Director; Senior Vice President
Zhang Jiaren                 59   Director; Senior Vice President and Chief
                                  Financial Officer
Cao Xianghong                58   Director; Senior Vice President
Liu Genyuan                  58   Director
Liu Kegu                     56   Director until April 29, 2004
Gao Jian                     54   Director since April 30, 2004
Fan Yifei                    40   Employee Representative; Director
Chen Qingtai                 66   Independent Non-executive Director
Ho Tsu Kwok Charles          54   Independent Non-executive Director
Shi Wanpeng                  66   Independent Non-executive Director
Zhang Youcai                 62   Independent Non-executive Director
Cao Yaofeng                  50   Employee Representative; Director

       Chen Tonghai, 55, is Chairman of the board of directors of Sinopec Corp. Mr. Chen is also President of Sinopec Group Company. Mr. Chen graduated from Northeastern Petroleum Institute in 1976 specializing in exploration engineering. Mr. Chen is a senior economist and a senior level administrator with extensive management experience in petrochemical industry and macro-economic control. From March 1983 to December 1986, Mr. Chen was Head of Zhenhai Petroleum and Petrochemical Plant. From 1986 to 1994, Mr. Chen served as a Deputy Mayor, Acting Mayor and Mayor of Ningbo City, Zhejiang Province. From 1994 to 1998, Mr. Chen served as a Vice Minister of the State Development and Planning Commission. Mr. Chen served as Vice President of Sinopec Group Company from April 1998 to April 2003 and as Vice Chairman of Sinopec Corp. from February 2000 to April 2003. Mr. Chen was elected as Director and Chairman of the second session of the Board of Directors of Sinopec Corp. in April 2003.

       Wang Jiming, 61, is Vice Chairman of the board of directors and President of Sinopec Corp. Mr. Wang graduated from China Eastern Petrochemical Institute in 1964 specializing in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in petroleum and petrochemical industry. From 1984 to 1993, Mr. Wang served as a Vice President, Acting President and President of Shanghai Petrochemical General Plant. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 and served as a Vice President of Old Sinopec and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Wang has also served as Chairman of Shanghai SECCO Petrochemical Company Limited from December 2001 to July 2003. Mr. Wang served as Director of the first session of the Board of Directors and President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Director and Vice Chairman of the second session of the Board of Directors of Sinopec Corp. and was appointed as President of Sinopec Corp.

       Mou Shuling, 59, is a director and Senior Vice President of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in 1968 specializing in petroleum exploration engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1992 to April 1997, Mr. Mou served as a Deputy Director and Director of Petroleum Exploration Bureau of Jiangsu Province. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou has been a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Mou has been a director of Sinopec Corp since February 2002 and was a Vice President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Mou was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

       Zhang Jiaren, 59, is a director, Senior Vice President and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in 1966 specializing in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as a Vice President and President of Zhenhai Petroleum and Petrochemical Plant, a subsidiary of Old Sinopec. In July 1994, Mr. Zhang served as Chairman and President of Zhenhai Refining and Petrochemical Company. Mr. Zhang served as a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Zhang served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. Mr. Zhang has been Chief Financial Officer of Sinopec Corp. since March 2000. In April 2003, Mr. Zhang was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President and Chief Financial Officer of Sinopec Corp.

       Cao Xianghong, 58, is a director and Senior Vice President of Sinopec Corp. Mr. Cao graduated from Nanjing Petrochemical Institute in 1967 specializing in high polymer chemistry. Mr. Cao is a professor level senior engineer and an Academician of China Academy of Engineering. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as a Vice President and Chief Engineer of Beijing Yanshan Petrochemical Company, a subsidiary of Old Sinopec. From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yanshan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao has been a Director of Sinopec Corp. since February 2000 and was a Vice President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

       Liu Genyuan, 58, is a director of Sinopec Corp. Mr. Liu is Managing Vice President of Sinopec Group Company. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specializing in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petroleum and petrochemical industry. From May 1995 to July 2001, he served as President of Shanghai Gaoqiao Petrochemical Company. Mr. Liu has been Managing Vice President of Sinopec Group Company since July 2001. Mr. Liu was elected as Director of the second session of the Board of Directors of Sinopec Corp. in June 2003.

       Liu Kegu, 56, is a director of Sinopec Corp. Mr. Liu is Vice President of China Development Bank. Mr. Liu graduated from the Renmin University of China in February 1982 specializing in politics and economics. He then obtained a doctorate degree from Northeast Finance University in July 2000 specializing in finance. Mr. Liu was engaged in economic management over a long period of time, and has accumulated extensive experience in macro-economic management. From September 1986 to March 1990, he was Vice President of Beijing Public Transportation Company. From March 1990 to October 1996, he served as Vice Chairman of Financial Structure and Tax System Reform Bureau, and then as Chairman of Taxation Administration Bureau, of State Ministry of Finance. From October 1996 to May 1999, he was the assistant to President of Liaoning Province. From May 1999 to September 2002, he served as Vice President of Liaoning Province. Mr. Liu has been Vice President of China Development Bank since September 2002. Mr. Liu was elected as Director of the second session of the Board of Directors of Sinopec Corp. in June, 2003.

       Gao Jian, 54, is the Deputy Governor of the State Development Bank. In September 1982, Mr Gao graduated from the Beijing Institute of Political Science and Law as a postgraduate specialising in politics and economics. In July 1992, he graduated from the Finance and Science Research Institute of the Ministry of Finance of the State with a Ph.D degree specialising in finance. From November 1997 to June 1998, he conducted postdoctoral researches at the Faculty of Economics at Harvard University, USA and is a Senior Economist. Mr Gao has been engaged in researches in economic theories and financial management for a long period of time and has extensive experience in economics and financial management. From January 1989 to April 1994, he had been the Deputy Head of the Department of Treaty and Law of the Ministry of Finance and the Deputy Head of the State Liabilities Management Department. From April 1994 to October 1998, he was the Head of the State Liabilities Department and the Head of the Department of Treaty and Law of the Ministry of Finance. From October 1998 to April 2001, he was the Chief Economist, the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. From April 2001 to July 2003, he was the Assistant to the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. Since July 2003, he is the Deputy Governor of the State Development Bank. Mr. Gao has been our director since April 30, 2004.

       Fan Yifei, 40, is a director of Sinopec Corp. Mr. Fan is Assistant to the Governor of China Construction Bank. Mr. Fan graduated from Changzhou Financial and Economic School in July 1982 specializing in infrastructure finance and credit. He obtained a master's degree in finance from the Financial Science Research Institute of the Ministry of Finance in September 1990. In July 1993, he obtained a doctoral degree in finance from the Renmin University of China. He is a senior accountant. He has long engaged in financial management work, and has relatively extensive experience in financial management. From February 1994 to September 1994, he was the Assistant to the General Manager and Manager of the Finance Department of the Trust Investment Company of China Construction Bank. From September 1994 to July 1996, he served as a Deputy Director of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. He has been the Assistant to the Governor of China Construction Bank since February 2000. Mr. Fan was elected as Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

       Chen Qingtai, 66, is an independent non-executive director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in 1964 specializing in power and dynamics engineering. Mr. Chen is a researcher and a economist in China. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works. From July 1992 to April 1993, Mr. Chen served as a Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. Since July 2000, he has been Director of the Public Management College under Tsinghua University. Mr. Chen has been Vice Minister of State Council Development and Research Center and a member of the National Committee of the tenth session of Chinese People's Political Consultative Conference since March, 2003. Mr. Chen served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Chen was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp.

       Ho Tsu Kwok Charles, 54, is an independent non-executive director of Sinopec Corp. Mr. Ho is President and a director of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. Mr. Ho is also Chairman and a director of Global China Investments Limited, a joint-venture with a Canadian provincial government pension fund, the Ontario Municipal Employees Retirement System, and he is responsible for devising investment and management strategies of Global China Investments Limited. Mr. Ho is the Honorary Chairman and a non-executive director of Sing Tao Holdings Limited, and a non-executive director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Chinese People's Political Consultative Conference and a member of Economic Consultative Advisor to the Shandong Provincial Government. He is a Trustee of the University of International Business and Economics of China and an Honorary Trustee of Peking University and the Chinese University of Hong Kong. Mr. Ho is also a member of the tenth session of the National Committee of the Chinese People's Political Consultative Conference. Mr. Ho served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from June 2000 to April 2003. In April 2003, Mr. Ho was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp.

       Shi Wanpeng, 66, is an independent non-executive director of Sinopec Corp. Mr. Shi is a member of the Ninth Session of the National Committee of the Chinese People's Political Consultative Conference. Mr. Shi graduated from Northern Jiaotong University in August 1960 specializing in railway transportation administration. He is a professor level senior engineer. He has long engaged in economic management work, and has extensive experience in macro-economic control. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as a Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. He has been a member of the National Committee of the tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

       Zhang Youcai, 62, is an independent non-executive director of Sinopec Corp. Mr. Zhang is Chairman of The Chinese Institute of Chief Accountants. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specializing in inorganic chemistry. He is a professor. He has long engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-president, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor, respectively, of Nantong City. He was a Vice Minister and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002. He has also been the member of the standing committee of the tenth session of the National People's Congress and Deputy Director of its Financial and Economic Committee since March 2003. Mr. Zhang was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

       Cao Yaofeng, 50, is a director of Sinopec Corp. Mr. Cao is Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited. Mr. Cao graduated from the General Section of East China Petroleum Institute in September 1977 specializing in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to February 2002, he was a Deputy Director of Shengli Petroleum Administration Bureau under China Petrochemical Group Company. He acted concurrently as a Vice-chairman of the board of directors of Sinopec Shengli Oilfield Company Limited in May 2000. From December 2001 to December 2002, he was a director and the General Manager of Sinopec Shengli Oilfield Company Limited. He has also been the Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited since December 2002. Mr. Cao was elected as Employee Representative Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

Supervisors

       The table and discussion below set forth certain information concerning our supervisors. Messrs. Yu Qingbo, Hou Shaojian and Jiang Baoxing have served up their respective terms as our supervisors and were no longer our supervisors after our shareholders' extraordinary meeting on April 22, 2003 (the "EGM"). Mr. Wang Zuoran was re-elected as our supervisor at the EGM and was subsequently elected as Chairman of our board of supervisors. Messrs. Zhang Chongqing, Wang Peijun and Wang Xianwen were elected as our supervisors at the EGM. Mr. Cui Jianmin was elected as our independent supervisor at the EGM. Messrs. Zhang Baojian and Kang Xianzhang were elected as our supervisors, and Mr. Li Yonggui was elected as our independent supervisor at the EGM. In addition, our employees have elected Messrs. Su Wensheng, Cui Guoqi, Zhang Xianglin and Zhang Haicao as our employee representative supervisors as of April 22, 2003. The current term of our supervisors is three years, which will expire in April 2006.


  Name                         Age       Position with the Company
-------                        ---  ------------------------------------------

Wang Zuoran                    53   Chairman of the Board of Supervisors
Zhang Chongqing                59   Supervisor
Wang Peijun                    58   Supervisor
Wang Xianwen                   59   Supervisor
Zhang Baojian                  59   Supervisor
Kang Xianzhang                 55   Supervisor
Cui Jianmin                    71   Independent Supervisor
Li Yonggui                     63   Independent Supervisor
Su Wensheng                    47   Employee Representative Supervisor
Cui Guoqi                      50   Employee Representative Supervisor
Zhang Xianglin                 57   Employee Representative Supervisor
Zhang Haichao                  46   Employee Representative Supervisor

       Wang Zuoran, 53, is Chairman of the board of supervisors of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in 1994 specializing in economic administration. From July 1994 to February 2000, Mr. Wang served as a Deputy Director and chief officer of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to President of China Petrochemical Corporation. Mr. Wang has been Director of Disciplinary Supervision Committee of China Petrochemical Corporation since July 2001. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor and Chairman of the second session of the Supervisory Committee of Sinopec Corp.

       Zhang Chongqing, 59, is a supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in 1967 specializing in polymer chemistry. From April 1991 to February 1993, Mr. Zhang served as a Deputy President of Planning Institute of Old Sinopec. From February 1993 to December 1998, Mr. Zhang served as a Deputy Director and Director of General Administrative Office of Old Sinopec. Mr. Zhang has been Director of General Administrative Office of Sinopec Group Company since December 1998. Mr. Zhang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Zhang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

       Wang Peijun, 58, is a supervisor of Sinopec Corp. Mr. Wang graduated from Northeastern Petroleum Institute in 1970 specializing in oil and gas field engineering. From June 1989 to August 1991, Mr. Wang was Head of Qilu Petroleum and Petrochemical Company of Old Sinopec. From August 1990 to December 1998, he served as a Deputy Director and Director of the Human Resource Department of Old Sinopec. Since December 1998, Mr. Wang has been Director of the Human Resource Department of Sinopec Group Company. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

       Wang Xianwen, 59, is a supervisor of Sinopec Corp. Mr. Wang graduated from Jilin University in 1968 specializing in chemistry. From April 1984 to March 1990, Mr. Wang served as a Deputy Manager of Jinzhou Petrochemical Company of Old Sinopec. From March 1990, Mr. Wang served as Deputy Director and Director of Old Sinopec's Auditing Bureau. Mr. Wang has been Director of Sinopec Group Company's Auditing Bureau since December 1998. Mr. Wang has been Director of Sinopec Corp.'s Auditing Bureau since February 2000. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

       Zhang Baojian, 59, is a supervisor of Sinopec Corp. Mr. Zhang is Director of the Finance and Planning Department of China Petrochemical Group Company and Vice-chairman of the Board of Directors of Sinopec Finance Company Limited. Mr. Zhang graduated from Shandong Financial and Economic College in July 1968 specializing in accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and a Deputy Director of the Finance Department of the former China Petrochemical Corporation. He acted concurrently as the Vice-chairman of Sinopec Finance Company Limited since May 1993. From October 1995 to February 2000, he served as the Director of the Finance Department of the former China Petrochemical Corporation (and later China Petrochemical Group Company), and concurrently served as Chairman of Sinopec Finance Company Limited. Mr. Zhang has been Director of the Finance & Planning Department of China Petrochemical Group Company, and has been acting concurrently as a Vice-chairman of the board of directors of Sinopec Finance Company Limited since February 2000. Mr. Zhang has been Deputy Chief Accountant of China Petrochemical Corporation since March 2003. Mr. Zhang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

       Kang Xianzhang, 55, is a supervisor of Sinopec Corp. Mr. Kang is Director of the Supervisory Department of Sinopec Corp. He is also a Deputy Head of the Discipline Inspection Group and the Director of the Supervisory Bureau of China Petrochemical Group Company. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specializing in ideology politics. He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specializing in party and political affairs management (undergraduate course). He is a senior political worker. From June 1995 to April 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From April 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of China Petrochemical Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of China Petrochemical Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

       Cui Jianmin, 71, is an independent supervisor of Sinopec Corp. Mr. Cui graduated from the People's University of China in 1962 specializing in planning. Mr. Cui is a senior auditor and has extensive management experience in audit and finance fields. From June 1983 to April 1985, Mr. Cui served as Director of Industry and Transportation Bureau of State Audit Office. From January 1985 to April 1995, Mr. Cui has served as a Deputy Auditor-General and Managing Deputy Auditor-General of State Audit Office. Mr. Cui has been Chairman of the Chinese Certified Public Accountants Association since December 1995. Mr. Cui served as Independent Supervisor in the first session of Supervisory Committee of Sinopec Corp. from April 2000 to April 2003 and was elected Independent Supervisor of the second session of Supervisory Committee of Sinopec Corp. in April 2003.

       Li Yonggui, 63, is an independent supervisor of Sinopec Corp. Mr. Li is Chairman of the China Taxation Consulting Association. Mr. Li graduated from Shandong Financial and Economic College in July 1965 specializing in finance. He is a senior economist and a certified public accountant. He has long engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was the Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as the Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as the Deputy Director of the State Administration of Taxation. He was the Chief Economist of the State Administration of Taxation of China From February 1995 to September 2001. Mr. Li has been the Chairman of the China Taxation Consulting Association since May 2000. Mr. Li was elected as Independent Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

       Su Wensheng, 47, is an employee representative supervisor of Sinopec Corp. Mr. Su is Acting Deputy Secretary of the Party Working Committee of the Headquarter responsible for Sinopec Corp.'s Western China E&P operation, and Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company. Mr. Su graduated from Tsinghua University in December 1980 specializing in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the former Beijing Designing Institute, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former China Petrochemical Corporation. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company since October 1998. He has acted concurrently as the Acting Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since December 2001. Mr. Su was elected as Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

       Cui Guoqi, 50, is an employee representative supervisor of Sinopec Corp. Mr. Cui is Chairman of the Trade Union of Sinopec Beijing Yanhua Petrochemical Company Limited, a member of the Executive Committee of the All China Federation of Trade Unions, and a member of the Standing Committee of the National Committee of the Chinese Energy Resources and Chemical Industry and Engineering Society of China. Mr. Cui graduated from the Correspondence Teaching College of People's University in December 1985 specializing in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior economist. Mr. Cui has served as Chairman of the Trade Union of Sinopec Yanshan Company since February 2000. Mr. Cui has been a member of the Executive Committee of the All China Federation of Trade Unions since December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. Mr. Zhang was elected Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

       Zhang Xianglin, 57, is an employee representative supervisor of Sinopec Corp. Mr. Zhang is director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited. Mr. Zhang graduated from Beijing Machinary College in July 1970 specializing in precision machine tool. He is a Senior Party Affairs Educator. He has served as a director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company limited since January 2000. Mr. Zhang was elected Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

       Zhang Haichao, 46, is an employee representative supervisor of Sinopec Corp. Mr. Zhang is Manager of Sinopec Zhejiang Petrochemical Company. Mr. Zhang graduated from Zhoushan Petrochemical School in December 1979 specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in oil storage and transportation. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. From April 1990 to March 1998, he was a Deputy Manager and Manager, respectively, of Ningbo Petroleum Branch Company. He served as a Deputy General Manager of Zhejiang Petroleum Company and served concurrently as Manager of Ningbo Petroleum Branch Company from March 1998 to September 1999. He has served as the General Manager of Zhejiang Petroleum Company since September 1999, and has served as the Manager of Sinopec Zhejiang Petroleum Company since February 2000. Mr. Zhang was elected Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

Other Executive Officers

       Wang Tianpu, 41, is a Senior Vice President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute specializing in fundamental organic chemistry in July 1985. He then graduated from Dalian Science and Technology University in July 1996 and obtained a master's degree in business administration. In August 2003, he graduated from Zhejiang University specializing in Chemical Engineering and obtained a doctor's degree. He is a professor level senior engineer, and has accumulated extensive experience in production management in petrochemical industry. From March 1999 to February 2000, he was Vice President of Qilu Petroleum and Petrochemical Company under Old Sinopec. From February 2000 to September 2000, he was Vice President of Sinopec Corp.'s Qilu branch company. From September 2000 to August 2001, he was President of Sinopec Corp.'s Qilu branch company. Mr. Wang served as Vice President of Sinopec Corp. from August 2001 to April 2003 and was appointed as Senior Vice President of Sinopec Corp. in April 2003.

       Wang Zhigang, 47, is a Vice President of Sinopec Corp. Mr. Wang is Vice Chairman of Shengli Petroleum Management Department of China Petrochemical Corporation. Mr. Wang graduated from East China Petroleum Institute in January 1982 specializing in oil production, and then obtained a master degree from University of Petroleum in June 2000 specializing in oil and gas development engineering. He is a professor level senior engineer. From February 2000 he was Vice-president of Shengli Oil Field Limited Company under Sinopec Corp. From February to June in 2000, he was Vice-president of Shengli Oil Field Limited Company under Sinopec Corp. From June 2000 to December 2001, Mr. Wang served as Director and Managing President of Shengli Oil Field Limited Company under Sinopec Corp. He was appointed as Non-executive Vice Chairman of the Committee of Economics and Trade of Ningxia Hui Autonomous Region from November 2001 to May 2003. From June 2003, he has acted as the Director of Exploration and Production Department of Sinopec Corp. Mr. Wang was appointed Vice President of Sinopec Corp. in April 2003.

       Zhang Jianhua, 40, is a Vice President of Sinopec Corp. Mr. Zhang is President of Shanghai Gaoqiao branch company under Sinopec Corp. Mr. Zhang graduated from East China Chemistry and Engineering Institute in July 1986 specializing in petroleum refinery, and then obtained a master degree from East China University of Science and Technology specializing in chemical engineering. He is a professor level senior engineer. In April 1999 Mr. Zhang was appointed Vice-president of Shanghai Gaoqiao Petrochemical Company under China Petrochemical Corporation. From February to September in 2000, he was Vice-president of Shanghai Gaoqiao branch company under Sinopec Corp. From September 2000 to June 2003, he was the President of Sinopec Shanghai Gaogiao Company. Mr. Zhang has been Director of Sinopec Operation and Management Department since November 2003. Mr. Zhang was appointed Vice President of Sinopec Corp. in April 2003.

       Cai Xiyou, 42, is a Vice President of Sinopec Corp. Mr. Cai is Director and Managing President of China International Petrochemical United Limited Company. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 specializing in petroleum refinery automation, and then obtained an MBA degree from China Industry and Science Dalian Training Center. He is a senior economist. From June 1995 to May 1996, Mr. Cai was Vice-president of Jinzhou Petrochemical Company under China Petrochemical Corporation before the industry reorganization. From May 1996 to December 1998, he was Managing Vice-president of Dalian Western Pacific Petrochemical Limited Company. From December 1998 to June 2001, he acted as Vice-president of Sales Company under Sinopec Corp.; and from June to December in 2001, he acted as Managing Vice-president of Sales Company under Sinopec Corp. He has been Director and President of China International United Petroleum & Chemicals Company Limited since December 2001. Mr. Cai was appointed as Vice President of Sinopec Corp. in April 2003.

       Li Chunguang, 48, is a Vice President of Sinopec Corp. Mr. Li is Director of petroleum sales of Sinopec Corp. Mr. Li graduated from Heilongjiang Business Institute in January 1982 specializing in petroleum storage and transportation. He is a senior engineer. Mr. Li acted as Vice-president of Sales Company under Sinopec Corp. from October 1995 to June 2001. From June 2001 to December 2001, he was President of Sinopec Sales Company Limited, and has been Director of Marketing and Distribution Department of Sinopec Corp. since December 2001. Mr. Li was appointed as Vice President of Sinopec Corp. in April 2003.

       Zhang Honglin, 61, is General Counsel of Sinopec Corp. Mr. Zhang graduated from Nanjing Petrochemical Institute in 1967 specializing in petrochemical engineering. Mr. Zhang is a professor level senior economist. From August 1986 to August 1988, Mr. Zhang served as Head of Research Institute of Petroleum and Petrochemical Industrial Science of Old Sinopec. From August 1988 to May 1997, Mr. Zhang served as a Deputy Director of Enterprise Management Department at Old Sinopec and President of Shanlong Economic Development Company, a subsidiary of Old Sinopec. From May 1997 to November 1997, Mr. Zhang was Director of Old Sinopec's Assets Operation and Management Department. From November 1997 to June 1998, he served as a director and Vice President of China Eastern United Petrochemical Group Limited. Mr. Zhang has been Director of Sinopec Group Company's Assets Operation and Management Department and Enterprise Reforming Department since June 1998. Mr. Zhang served as company secretary to the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Zhang was appointed as our general counsel in February 2003.

       Chen Ge, 42, is secretary to the board of directors of Sinopec Corp. Mr. Chen is Director of Sinopec Corp.'s Secretariat to the board of directors. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 specializing in petroleum refinery, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was a Deputy Director of Sinopec Corp.'s Secretariat to the board of directors. Mr. Chen has been the Director of Sinopec Corp.'s Secretariat to the board of directors since December 2001. Mr. Chen was appointed as our secretary to the borad of directors since April 2003.

       B. COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

       We have established and are continuously enhancing a fair and transparent reward and supervision system for directors, supervisors and other senior management members. We have adopted initiative policies approved by the first extraordinary shareholders' meeting on September 7, 2000 including the performance evaluation and remunerations incentive scheme for the senior management, the share appreciation rights scheme, and the conditions for the implementation of the initial granting of share appreciation rights scheme.

       Our directors and supervisors receive their remuneration in the form of basic salary and performance rewards, including the amount retirement pension plan. During 2003, no share appreciation right is exercised.

       During 2003, directors in office (excluding directors and independent non-executive directors who do not hold any working post with us), supervisors (excluding independent supervisors) and other senior management officers were paid RMB 4,190,745 in total as annual remuneration. The three highest paid directors and senior management officers respectively received RMB 717,476 and RMB 852,740 remuneration in total. The total annual fees for the independent non-executive directors and independent supervisors were RMB 165,000. Directors Mr. Liu Genyuan, Mr. Liu Kegu and Mr. Fan Yifei (and Mr. Gao Jian, who replaced Mr. Liu Kegu as director as of April 30, 2004), do not hold any working post with us, and accordingly are not paid any remuneration by us.

       During 2003, amongst our 22 directors (excluding directors and independent non-executive directors who do not hold any working post with us), supervisors (excluding independent supervisors) and other senior management officers who are in office, two of them received annual remuneration for an amount above RMB 300,000, four of them received annual remuneration between RMB 200,000 and RMB 300,000, 15 of them received annual remuneration between RMB 150,000 and RMB 200,000, and one of them received annual remuneration between RMB 100,000 and RMB 150,000.

       We do not have any service contract with any director that provides for benefits upon termination of service.

       C. BOARD PRACTICE

       In accordance with the Rules and Procedures for the Board of Directors' Meeting that was adopted as an appendix to our articles of association at the extraordinary shareholders' meeting on April 22, 2003, we have established three special committees, namely, an audit committee, a strategy committee and a remuneration and evaluation committee. The majority of the members of these special committees are independent directors. In addition, the audit committee shall have at least one independent director who is a financial expert.

       The main responsibilities of the audit committee include:

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

       The main responsibilities of the remuneration and evaluation committee include:

       o to research on evaluation criteria for directors and the president, to conduct their evaluations and make necessary suggestions; and

       o to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors.

       The members of audit committee are Chen Qingtai, Shi Wanpeng, Zhang Youcai, Ho Tsu Kwok Charles and Cao Yaofeng.

       The members of strategy committee are Wang Jiming, Shi Wanpeng, Ho Tsu Kwok Charles, Mou Shuling, Zhang Jiaren, Liu Kegu (until April 29, 2004), Cao Xianghong and Fan Yifei.

       The members of remuneration and evaluation committee are Shi Wanpeng, Chen Qingtai, Zhang Youcai, Mou Shuling and Liu Genyuan.

       D.  EMPLOYEES

       As of December 31, 2001, 2002 and 2003, we had approximately 443,808, 418,871 and 400,513 employees. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2003.


     By Segment                            Number of Employees          Percentage of Total Number of
     ----------                            -------------------                   Employees (%)
                                                                        -----------------------------
     Exploration and Production ........               144,194                             36.0
     Refining ..........................                81,099                             20.2
     Marketing and Distribution ........                77,944                             19.5
     Chemicals .........................                92,654                             23.1
     Corporate and Others ..............                 4,622                              1.2
     Total   ...........................               400,513                            100.0

       By Employee's Scope of Work           Number of Employees           Percentage of Total Number of
       ---------------------------           -------------------                    Employees (%)
                                                                           -----------------------------

Production..............................               185,907                             46.4
Sales...................................                76,527                             19.1
Technical...............................                46,096                             11.5
Finance.................................                10,553                              2.7
Administration..........................                33,757                              8.4
Others..................................                47,673                             11.9
Total    ...............................               400,513                              100

              By Education                   Number of Employees           Percentage of Total Number of
              ------------                   -------------------                    Employees (%)
                                                                           -----------------------------
Master's degree and above...............                 2,934                              0.7
University .............................                43,013                             10.7
Tertiary education......................                67,363                             16.8
Technical/polytechnic school............                48,534                             12.1
Secondary, technical/polytechnic school                238,669                             59.7
or below................................
Total    ...............................               400,513                              100

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

       As at December 31, 2003, we had a total of 98,951 retired employees, and all of them have participated in basic pension schemes administered by provincial governments. Government-administered pension schemes are responsible for the payments of basic pensions. Details of our employee's retirement scheme of the Company are set out in note 29 to our consolidated financial statements included elsewhere in this annual report.

       We plan to reduce the number of employees by 100,000 persons by means of retirement, voluntary resignation and/or redundancy within the period of 5 years from 2001 to 2005, so as to enhance its efficiency and operating profit. As of the end of 2003, the net aggregate reduction in the past 3 years amounted to 108,000 persons. In 2003, we recorded employee reduction expenses of RMB1.014 billion for about 21,000 employees who voluntarily resigned.

       E.   SHARE OWNERSHIP

       Our directors, supervisors and senior officers do not have share ownership in us.

           ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


       A. MAJOR SHAREHOLDERS

       The following table sets forth information regarding our major shareholders as of June 15, 2004.


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

       As at June 15, 2004, we had 67,121,951,000 state-owned shares, 16,780,488,000 H shares and 2,800,000,000 A shares outstanding. As at April 30, 2004, we had 12,793,748 ADRs outstanding, which represented underlying ownership of 1,279,374,800 H shares and were beneficially owned by approximately 4,400 record owners.

RELATED PARTY TRANSACTIONS

       Sinopec Group Company owns 55.06% of our outstanding equity as of June 15, 2004. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

       We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company are governed by a number of service and other contracts between Sinopec Group Company and us. A discussion of these agreements and arrangements is set forth under the heading "Item 7 - Major Shareholders and Related Party Transactions-Related Party Transactions" in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2001.

       In 2003, we acquired from Sinopec Group Company the operations of Sinopec Group Maoming Petrochemical Company's ethylene facility with a rated capacity of 380,000 tonnes and its related downstream facilities for RMB 3.3 billion (US$0.4 billion) in cash. In addition, we acquired the operations of Tahe Petrochemical and Xi'an Petrochemical, both of which are wholly-owned by Sinopec Group Company, for RMB 220.8 million (US$26.7 million) and RMB 135.2 million (US$16.3 million), respectively, in cash. The purchase prices were determined on the basis of independent valuation and appraisals of the acquired assets and liabilities under applicable laws and regulations in the PRC.

       Please also see note 28 to our consolidated financial statements included elsewhere in this annual report.

       B. INTERESTS OF EXPERTS AND COUNSEL

       Not applicable.

                         ITEM 8. FINANCIAL INFORMATION

       A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

       See F-pages following Item 19.

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

       Our shareholders' meeting has approved a final dividend of RMB 0.09 per ordinary share for the year ended December 31, 2003, which is equivalent to RMB
9.0 (US$1.1) per ADS. After deducting the interim dividends distribution of RMB
0.03 per ordinary share, the year end dividend is RMB 0.06 per ordinary share, which is equivalent to RMB 6.0 (US$ 0.72) per ADS.

       B. SIGNIFICANT CHANGES

       None.

                         ITEM 9. THE OFFER AND LISTING

       Not applicable, except for Item 9A (4) and Item 9C.

       Our H Shares have been listed on the stock Exchange of Hong Kong Stock (Code: 0386), and our ADSs, each representing 100 H Shares, have been listed on the New York Stock Exchange and the London Stock Exchange under the symbol "SNP", since we completed our initial public offering on October 19, 2000. Prior to that time, there was no public market for our H Shares. The Stock Exchange of Hong Kong is the principal non-U.S. trading market for our H Shares. Our publicly traded domestic shares, or A shares, are listed on the Stock Exchange of Shanghai since August 8, 2001 (Code: 600028).

       The following table sets forth, for the periods indicated, the high and low closing prices per H Share, as reported on the Stock Exchange of Hong Kong, per ADS, as reported on the New York Stock Exchange and per A share, as reported on the Stock Exchange of Shanghai .



                                  The Stock Exchange of      The New York Stock       The Shanghai Stock
                                        Hong Kong                Exchange                  Exchange
                                  ---------------------      ------------------       ------------------
Period                             High          Low         High        Low           High          Low
       Past 6 months              (HK dollar per H share)    (US dollar per ADS)       (RMB per A share)
2004          May                    2.925       2.475       37.71      32.08          5.34      4.84
              April                  3.125        2.65       40.15      34.18          5.55      5.01
              March                   3.35        2.75       42.80      36.05          5.77      4.98
              February                3.40        3.00       44.01      38.10          5.43      4.82
              January                 3.85       3.025       49.90      38.99          5.69      5.05
2003          December               3.475        2.55       44.41      33.23          5.06      4.06


       Quarterly Data
2004          First Quarter           3.85        2.75       49.90      36.05          5.77      4.82
2003          Fourth Quarter         3.475        2.15       44.41      27.87          5.06      3.44
              Third Quarter          2.475        1.81       32.12      23.85          3.90      3.37
              Second Quarter          1.88        1.45       24.50      18.34          4.04      3.48
              First Quarter           1.56        1.36       19.42      17.30          3.60      2.94

2002          Fourth Quarter          1.38        1.17       17.49      14.60          3.40      3.01
              Third Quarter           1.44        1.13       18.05      14.57          3.85      3.44
              Second Quarter          1.42        1.25       18.33      15.85          3.90      3.10
              First Quarter           1.30        1.05       16.68      13.50          3.40      3.01

2001          Fourth Quarter          1.21        1.02       15.55      12.83          3.96      3.29
              Third Quarter           1.56        1.00       20.05      12.83          4.36      3.85
              Second Quarter          1.65        1.14       21.00      14.50
              First Quarter           1.32        1.06       16.80      14.00

        Annual Data
2003                                 3.475            1.24    44.41         17.30          5.06          2.94
2002                                  1.44            1.05    18.33         13.50          3.90          3.01
2001                                  1.65            1.00    21.00         12.80          4.36          3.29
2000          (October 19             1.70            1.19    21.44         14.88
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

      Where a director is materially interested, directly or indirectly, in a contract, transaction or arrangement (including any proposed contract, transaction or arrangement) with us, he or she shall declare the nature and extent of his or her interests to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement is otherwise subject to the approval of the board. A director shall not vote, and shall not be counted in the quorum of the meeting, on any resolution concerning any contract, transaction or arrangement where the director owns material rights or interests therein. A director is deemed to be interested in a contract, transaction or arrangement in which his associate (as defined by the Listing Rule of the Hong Kong Stock Exchange) is interested.

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

     We have appointed our subsidiary in the U.S., SINOPEC-USA Co., Ltd., 150
E. 52nd Street, 28th Floor, New York, NY 10022, USA, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State's securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the articles of association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People's Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is certain doubt as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

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


       C.     MATERIAL CONTRACTS

       In August 2003, we entered into an agreement on the joint exploration, development and sales of the natural gas, petroleum and condensed oil resources in East China Sea region with CNOOC, Shell and Unocal. The above agreement included 5 contracts, the subject areas of which are all located at the Xihu Trough in East China Sea, including 3 contracted exploration areas and 2 contracted development areas, covering a total area of approximately 22,000 square kilometers. We and CNOOC each has 30% interest and Shell and Unocal each has 20% interest. CNOOC will serve as the operator in the above 5 contracted areas. Under this framework, we will lead the Natural Gas Marketing Department in East China Sea and be jointly responsible for the sales of natural gas produced in this project. This marks the official commencement of the Natural Gas Co-operative Development Project in Xihu Trough of East China Sea.


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

United States Federal Income Tax Considerations

       The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who purchase H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, except as described below, non-US Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, that will hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, local or alternative minimum tax considerations. This summary assumes that investors will hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of H shares or ADSs.

       For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

       o      an individual who is a citizen or resident of the United States;

       o a corporation created in or organized under the laws of, the United States or any State or political subdivision thereof;

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

         If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our H shares or ADSs are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

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

       Dividends

       Any cash distributions paid by Sinopec Corp. out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People's Republic of China which the Secretary of Treasury of the United States determined is satisfactory for these purposes. Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. Cash distributions paid by Sinopec Corp. in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollar will be includible in income in a United States dollar amount based on the United States dollar - Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder. Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of Hong Kong dollars generally will be U.S. source income or loss. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

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

       Sale or Other Disposition of H shares or ADSs

       A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder's adjusted tax basis in such H shares or ADSs, as each is determined in US dollars. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and may be, under the income tax treaty between the People's Republic of China and the United States, foreign source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations.

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

       The above results may be eliminated if a "mark-to-market" election is available and a US Holder validly makes such an election. If the election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).

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

       In order to avoid back-up withholding on dividend payments made in the United States, a Non-US Holder of the H shares or ADSs may be required to complete, and provide the payor with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.


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

       You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 233 Broadway, New York, NY 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the internet at its website at http://www.sec.gov.


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

Foreign Exchange Rate Risk

       A portion of the our renminbi revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported materials and equipment. Foreign currency payments for imported equipment represented 6.9%, 9.6% and 5.6% of our total capital expenditure in 2001, 2002 and 2003, respectively. Foreign currency payments for other imports, principally crude oil, represented 34.0%, 34.5% and 40.5% of our purchased crude oil, products and operating supplies and expenses in 2001, 2002 and 2003, respectively.

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

       The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2003 and 2002. We conduct our business primarily in renminbi, which is also our functional and reporting currency.

       The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2003 and 2002. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

       As of December 31, 2003:

                                                          Expected maturity
                                  ------------------------------------------------------------------
                                     2004       2005       2006       2007      2008    thereafter     Total     Fair value
                                     ----       ----       ----       ----      ----    ----------     -----     ----------
                                          (RMB equivalent in millions, except interest rates)
Assets
Cash and cash equivalents
       In United States dollar          968        -          -          -         -          -          968          968

       In Hong Kong dollar               38        -          -          -         -          -           38           38

       In Japanese yen                   16        -          -          -         -          -           16           16

       Euro denominated                  17        -          -          -         -          -           17           17

Time deposits with financial
institutions

       In United States dollar           59        -          -          -         -          -           59           59

       In Hong Kong dollar               37        -          -          -         -          -           37           37

Liabilities

Debts in United States dollar

       Fixed rate                     3,741      706        121         32        10         32        4,642        4,684

       Average interest rate            2.7%     5.3%       4.8%       2.0%      0.3%       0.0%

       Variable rate                  6,456      513      1,550        410       333        851       10,113       10,113

       Average interest rate (1)        1.8%     2.3%       2.3%       2.7%      2.6%       1.4%

Debts in Japanese yen

       Fixed rate                       292      248        240        160        80      1,154        2,174        2,610

       Average interest rate            3.4%     3.2%       3.0%       2.8%      2.6%       2.6%

       Variable rate                    241      242        138        114         -          -          735          735

       Average interest rate (1)        1.2%     1.2%       1.6%       1.6%        -          -

Debts in Hong Kong dollar

       Fixed rate                       116        -          -          -         -          -          116          116

       Average interest rate            0.7%       -          -          -         -          -

       Variable rate                     4         2          1          -         -          -            7            7

       Average interest rate (1)        5.3%     5.3%       5.3%         -         -          -


Debts in Euro

       Fixed rate                         -        3          1          1         1          15          21           21

       Average interest rate              -      2.8%       1.8%       1.8%      1.8%       1.8%




(1)    The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2003.



       As of December 31, 2002:

                                                                Expected maturity
                                   ---------------------------------------------------------------------
                                       2003       2004        2005       2006       2007    thereafter    Total    Fair value
                                       ----       ----        ----       ----       ----    ----------    -----    ----------
                                              (RMB equivalent in millions, except interest rates)
                                              ---------------------------------------------------
Assets
Cash and cash equivalents

       In United States dollar        1,269          -          -          -          -           -      1,269         1,269

       In Hong Kong dollar               77          -          -          -          -           -         77            77

       In Japanese yen                   14          -          -          -          -           -         14            14

       In Great British pound             3          -          -          -          -           -          3             3

       In Euro                           36          -          -          -          -           -         36            36


Time deposits with financial
       institutions In

 United States dollar                    58          -          -          -          -           -         58            58


Liabilities

Debts in United States dollar

       Fixed rate                       688        537        562        249         93          39      2,168         2,219

       Average interest rate            2.3%       5.0%       5.0%       4.7%       3.2%        0.1%

       Variable rate                  4,978        586        435      1,122        332         529      7,982         7,982

       Average interest rate (1)        2.2%       2.5%       2.5%       2.4%       3.0%        1.8%

Debts in Japanese yen

       Fixed rate                       230        231        221        215        144       1,105      2,146         2,564

       Average interest rate            3.7%       3.6%       3.4%       3.4%       3.1%        2.6%

       Variable rate                    251        241        215        124        101           -        932           932

       Average interest rate (1)        0.2%       0.2%       0.2%       0.2%       0.2%          -

Debts in Hong Kong dollar

       Variable rate                    139          3          2          2          -           -        146           146

       Average interest rate (1)        5.4%       5.4%       5.4%       5.4%         -           -

Debts in Euro

       Fixed rate                        50         42         44         34          -           8        178           207

       Average interest rate            6.6%       6.5%       6.3%       6.9%         -         8.1%



(1)    The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2002.

Interest Rate Risk

       We are exposed to interest rate risk resulting from fluctuations in interest rates on our short- and long-term debts. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings.

       Our debts consist of fixed and variable rate debt obligations with original maturities ranging from 1 to 28 years. Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

       The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2003 and 2002.


       As of December 31, 2003:

                                                                Expected maturity
                                   ---------------------------------------------------------------------
                                       2004       2005        2006       2007       2008    thereafter    Total    Fair value
                                       ----       ----        ----       ----       ----    ----------    -----    ----------
                                              (RMB equivalent in millions, except interest rates)
                                              ---------------------------------------------------
Assets
Cash and cash equivalents
       In Renminbi                    14,182          -          -          -         -          -       14,182       14,182

       In United States dollar           968          -          -          -         -          -          968          968

       In Hong Kong dollar                38          -          -          -         -          -           38           38

       In Japanese yen                    16          -          -          -         -          -           16           16

       Euro denominated                   17          -          -          -         -          -           17           17


Time deposits with financial
       institutions

       In Renminbi                     2,088          -          -          -         -          -        2,088        2,088

       In United States dollar            59          -          -          -         -          -           59           59

       In Hong Kong dollar                37          -          -          -         -          -           37           37


Liabilities

Debts in Renminbi

       Fixed rate                     16,240      9,130      6,981      9,213     5,458     36,755       83,777       83,397 (1)

       Average interest rate             4.8%       5.0%       5.0%       5.1%      5.1%       5.6%

       Variable rate                   1,989      2,301      1,621         65        61        678        6,715        6,715

       Average interest rate (2)         5.1%       5.1%       5.1%       4.9%      4.8%       4.8%

Debts in United States dollar

       Fixed rate                      3,741        706        121         32        10         32        4,642        4,684

       Average interest rate             2.7%       5.3%       4.8%       2.0%      0.3%       0.0%

       Variable rate                   6,456        513      1,550        410       333        851       10,113       10,113

       Average interest rate (2)         1.8%       2.3%       2.3%       2.7%      2.6%       1.4%

Debts in Japanese yen

       Fixed rate                        292        248        240        160        80      1,154        2,174        2,610

       Average interest rate             3.4%       3.2%       3.0%       2.8%      2.6%       2.6%

       Variable rate                     241        242        138        114         -          -          735          735

       Average interest rate (2)         1.2%       1.2%       1.6%       1.6%        -          -


Debts in Hong Kong dollar

       Fixed rate                        116          -          -          -         -          -          116          116

       Average interest rate             0.7%         -          -          -         -          -

       Variable rate                       4          2          1          -         -          -            7            7

       Average interest rate (2)         5.3%       5.3%       5.3%         -         -          -


Debts in Euro

       Fixed rate                          -          3          1          1         1         15           21           21

       Average interest rate               -        2.8%       1.8%       1.8%      1.8%       1.8%


(1)    Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)    The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2003.



       As of December 31, 2002:

                                                                Expected maturity
                                   ---------------------------------------------------------------------
                                       2003       2004        2005       2006       2007    thereafter    Total    Fair value
                                       ----       ----        ----       ----       ----    ----------    -----    ----------
                                              (RMB equivalent in millions, except interest rates)
                                              ---------------------------------------------------
Assets
Cash and cash equivalents
       In Renminbi                   16,762                -          -          -          -           -
                                                                                                        16,762        16,762
       In United States dollar        1,269          -          -          -          -           -
                                                                                                         1,269         1,269
       In Hong Kong dollar               77          -          -          -          -           -
                                                                                                            77            77
       In Japanese yen                   14          -          -          -          -           -
                                                                                                            14            14
       In Great British pound             3          -          -          -          -           -
                                                                                                             3             3
       In Euro                           36          -          -          -          -           -
                                                                                                            36            36

Time deposits with financial
       institutions In Renminbi         955                       -          -          -          -       955           955

       In United States dollar           58          -          -          -          -           -         58            58

Liabilities

Debts in Renminbi

       Fixed rate                    28,079      6,435      9,960      6,047      3,765      39,226     93,512        93,474(1)

       Average interest rate            5.5%       6.3%       6.6%       5.5%       5.6%        0.2%

       Variable rate                  1,168      1,409      2,022      1,022         20          60      5,701         5,701

       Average interest rate (2)        5.4%       5.5%       5.4%       5.7%       5.6%        3.2%

Debts in United States dollar
       Fixed rate                       688        537        562        249         93          39      2,168         2,219

       Average interest rate            2.3%       5.0%       5.0%       4.7%       3.2%        0.1%

       Variable rate                  4,978        586        435      1,122        332         529      7,982         7,982

       Average interest rate (2)       2.2%       2.5%       2.5%       2.4%       3.0%        1.8%

Debts in Japanese yen

       Fixed rate                       230        231        221        215        144       1,105      2,146         2,564

       Average interest rate            3.7%       3.6%       3.4%       3.4%       3.1%        2.6%

       Variable rate                    251        241        215        124        101           -        932           932

       Average interest rate (2)        0.2%       0.2%       0.2%       0.2%       0.2%          -

Debts in Hong Kong dollar

       Variable rate                    139          3          2          2          -           -        146           146

       Average interest rate (2)        5.4%       5.4%       5.4%       5.4%         -           -

Debts in Euro

       Fixed rate                        50         42         44         34          -           8        178           207

       Average interest rate            6.6%       6.5%       6.3%       6.9%         -         8.1%


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


ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                    PART II


ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELIN QUENCIES

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

       The aggregate net offering proceeds to us from the sale of our H shares registered pursuant to the registration statement were approximately US$2,938.8 million. In 2003, we used approximately RMB3.273 billion (US$395.4 million) from the net offering proceeds primarily to fund our capital expenditure programs. By December 31, 2003, we have used up all the proceeds from the issuance of our H Shares.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) or 15d-15(e), and concluded that, based on their evaluation, our disclosure controls and procedures are effective as of the end of the period covered by this annual report to ensure that material information required to be included in this annual report would be made known to them by others on a timely basis.

(b) There has been no significant change in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.


ITEM 16.     ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

       The board of directors has determined that Mr. Zhang Youcai qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. For Mr. Zhang's biographical information, see "Item 6 Directors, Senior Management and Employees - A. Directors, members of the supervisory committee and senior management."


                             ITEM 16B CODE OF ETHICS

       As of the date of this annual report, we do not have, in form, a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Our principal executive officers, Mr. Chen Tonghai (Chairman) and Mr. Wang Jiming (President), and our principal financial officer, Mr. Zhang Jiaren (CFO), currently also serve as our directors and are thus subject to the director service contracts that they have with us. Under the director service contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry any activities detrimental to the interests of our company. Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

                 ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

       The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2002 and 2003:

                               Audit Fees          Audit-Related Fees          Tax Fees              Other Fees
                               ----------          ------------------          --------              ----------
2002                         RMB 79 million               --                      --                     --
2003                         RMB 79 million          RMB 8 million                --                     --

       Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee.


                       ITEM 16D AUDIT COMMITTEE EXEMPTION

Not applicable.

                                    PART III


                         ITEM 17. FINANCIAL STATEMENTS

       Not applicable.


                         ITEM 18. FINANCIAL STATEMENTS

       See F-pages following Item 19.


                               ITEM 19. EXHIBITS

1* Articles of Association of the Registrant, amended and adopted by the shareholders' meeting on April 22, 2004 (English version).

4.1 Director Service Contracts, incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2003.

4.2 Supervisor Service Contracts , incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2003.

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

12.1*  Certification of Chairman pursuant to Rule 13a-14(a).

12.2*  Certification of President pursuant to Rule 13a-14(a).

12.3*  Certification of CFO pursuant to Rule 13a-14(a).

13*    Certification of CEO and CFO pursuant to 18 U.S.C.ss.1350, and Rule
       13a-14(b).

* Filed as part of this annual report.


                                        CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                              INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                              Page
                                                                                                              ----

Report of independent registered public accounting firm ...................................................    F-2


Consolidated statements of income for the years ended December 31, 2001, 2002 and 2003 ....................    F-3


Consolidated balance sheets as of December 31, 2002 and 2003 ..............................................    F-4


Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003.................    F-5


Consolidated statements of shareholders' equity for the years ended December 31, 2001, 2002 and 2003.......    F-7


Notes to consolidated financial statements.................................................................    F-9


Supplemental information on oil and gas producing activities (unaudited)...................................   F-57




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

     We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries (the "Group") as of December 31, 2002 and 2003, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2003, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.








     KPMG
     Hong Kong, China
     March 26, 2004


                                        CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                                   CONSOLIDATED STATEMENTS OF INCOME
                                         FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                                             (Amounts in millions, except per share data)


                                                                             Years ended December 31,
                                                                 ---------------------------------------------
                                                               Note   2001       2002       2003       2003
                                                                      ----       ----       ----       ----
                                                                      RMB        RMB        RMB        US$
Operating revenues
     Sales of goods.......................................            309,379    329,116    424,318    51,266
     Other operating revenues.............................    3        14,250     16,029     18,818     2,274
                                                                     --------  ---------  ---------  --------
                                                                      323,629    345,145    443,136    53,540
Operating expenses
     Purchased crude oil, products and operating supplies
        and expenses......................................           (222,462)  (237,581)   (37,755) (312,488)
     Selling, general and administrative expenses.........            (17,800)   (21,461)   (25,940)   (3,134)
     Depreciation, depletion and amortization.............            (23,395)   (25,286)   (26,735)   (3,230)
     Exploration expenses, including dry holes............             (3,775)    (4,363)    (6,133)     (741)
     Personnel expenses...................................    4       (13,655)   (14,417)   (16,182)   (1,955)
     Employee reduction expenses..........................    5        (2,546)      (244)    (1,014)     (122)
     Taxes other than income tax..........................    6       (11,977)   (11,956)   (13,491)   (1,630)
     Other operating expenses, net........................    7          (350)    (1,158)    (3,886)     (470)
                                                                     --------  ---------  ---------  --------
          Total operating expenses........................           (295,960)  (316,466)  (405,869)  (49,037)
                                                                     --------  ---------  ---------  --------
Operating income..........................................             27,669     28,679     37,267     4,503

Finance costs
     Interest expense.....................................    8        (4,983)    (4,176)    (3,728)     (450)
     Interest income......................................              1,191        345        308        37
     Foreign exchange losses..............................               (261)      (384)      (413)      (50)
                                                                                                            4
     Foreign exchange gains...............................                760         60         30
                                                                     --------  ---------  ---------  --------
          Net finance costs...............................             (3,293)    (4,155)    (3,803)     (459)
Gain from issuance of shares by a subsidiary..............    9            __         __        136        16
Investment income.........................................                190        229         75         9
Income from associates....................................                334        332        406        49
                                                                     --------  ---------  ---------  --------
Income before income tax and minority interests ..........             24,900     25,085     34,081     4,118
Income tax................................................   10        (8,037)    (7,650)   (10,545)   (1,274)
                                                                     --------  ---------  ---------  --------
Income before minority interests..........................             16,863     17,435     23,536     2,844
Minority interests........................................               (617)    (1,120)    (1,943)     (235)
                                                                     --------  ---------  ---------  --------

Net income                                                             16,246     16,315     21,593     2,609
                                                                     ========  =========  =========  ========

Basic earnings per share..................................   11          0.19       0.19       0.25      0.03
                                                                     ========  =========  =========  ========

Weighted average number of shares.........................   11        85,168     86,702     86,702    86,702
                                                                     ========  =========  =========  ========


                                     See accompanying notes to consolidated financial statements.



                                        CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                                      CONSOLIDATED BALANCE SHEETS
                                                   AS OF DECEMBER 31, 2002 AND 2003
                                                         (Amounts in millions)


                                                                                     December 31,
                                                                        -------------------------------------
                                                                 Note       2002        2003      2003
                                                                            ----        ----      -----
                                                                            RMB         RMB        US$
                             ASSETS
Current assets
     Cash and cash equivalents.................................            18,161      15,221      1,839
     Time deposits with financial institutions.................             1,013       2,184        264
     Trade accounts receivable, net............................   12       10,800       9,284      1,122
     Bills receivable..........................................             5,053       5,953        719
     Inventories...............................................   13       47,074      46,112      5,571
     Prepaid expenses and other current assets.................   14       21,881      20,574      2,486
                                                                         --------    --------   --------
          Total current assets.................................           103,982      99,328     12,001
Non-current assets
     Property, plant and equipment, net........................   15      249,589     256,748     31,021
     Construction in progress..................................   16       21,692      28,973      3,501
     Investments...............................................   17        2,697       2,582        312
     Interests in associates...................................   18        8,049       8,081        976
     Deferred tax assets.......................................   20          732       2,144        259
     Lease prepayments.........................................               829         810         98
     Other assets..............................................             1,773       2,152        259
                                                                         --------    --------   --------
          Total non-current assets.............................           285,361     301,490     36,426
                                                                         --------    --------   --------
          Total assets.........................................           389,343     400,818     48,427
                                                                         --------    --------   --------
              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Short-term debts..........................................   21       31,909      25,158      3,040
     Loans from Sinopec Group Company and its affiliates.......   21        3,674       3,921        473
     Trade accounts payable....................................   22       19,477      22,704      2,743
     Bills payable.............................................            30,239      23,958      2,895
     Accrued expenses and other payables.......................   23       31,361      42,187      5,097
     Income tax payable........................................             2,780       4,077        493
                                                                         --------    --------   --------
          Total current liabilities............................           119,440     122,005     14,741
Non-current liabilities
     Long-term debts...........................................   21       39,479      41,450      5,008
     Loans from Sinopec Group Company and its affiliates.......   21       37,703      37,771      4,564
     Deferred tax liabilities..................................   20        3,599       4,599        556
     Other liabilities.........................................             1,290       1,228        147
                                                                         --------    --------   --------
          Total non-current liabilities........................            82,071      85,048     10,275
                                                                         --------    --------   --------
          Total liabilities....................................           201,511     207,053     25,016
Minority interests.............................................            24,009      25,866      3,125
Shareholders' equity
     Share capital.............................................   24       86,702      86,702     10,475
     Reserves..................................................   25       77,121      81,197      9,811
                                                                         --------    --------   --------
                                                                          163,823     167,899     20,286
                                                                         --------    --------   --------
          Total liabilities and shareholders' equity...........           389,343     400,818     48,427
                                                                         ========    ========   ========




                                     See accompanying notes to consolidated financial statements.



                                        CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                                                         (Amounts in millions)


                                                                                         Years ended December 31,
                                                                                 ---------------------------------------
                                                                           Note  2001     2002        2003        2003
                                                                                 ----     ----        ----        ----
                                                                                  RMB      RMB        RMB         US$
Net cash from operating activities................................   (a)       56,671      55,046     60,630       7,325
                                                                             --------    --------   --------    --------
Cash flows from investing activities
     Capital expenditure..........................................            (56,224)    (42,208)   (44,057)     (5,323)
     Capital expenditure of jointly controlled entities...........                 --          --     (4,107)       (496)
     Purchase of investments and investments in associates........             (3,375)     (2,174)    (1,511)       (182)
     Proceeds from disposal of investments and investments in
        associates................................................                323         337        123          15
     Proceeds from disposal of property, plant and equipment......                382         451        380          46
     Repayments of loans from associates..........................                117          --         --          --
     Increase in time deposits with financial institutions........            (18,698)     (1,342)    (2,871)       (347)
     Maturity of time deposits with financial institutions........             38,727       2,160      1,700         205
                                                                             --------    --------   --------    --------
          Net cash used in investing activities...................            (38,748)    (42,776)   (50,343)     (6,082)
                                                                             --------    --------   --------    --------
Cash flows from financing activities
     Proceeds from public offering, net of issuing expenses.......             11,648          --         --          --
     Proceeds from bank and other loans...........................            259,065     252,356    230,262      27,820
     Proceeds from bank and other loans of jointly controlled
        entities..................................................                 --          --      1,450         175
     Repayments of bank and other loans...........................           (273,597)   (259,274)  (237,361)    (28,678)
     Distributions to minority interests..........................               (682)       (455)      (360)        (43)
     Contributions from minority interests........................                287         230        580          70
      Dividend paid...............................................             (6,712)     (8,670)    (7,803)       (943)
     Cash and cash equivalents distributed to Sinopec Group
        Company...................................................             (6,446)         --         --          --
                                                                             --------    --------   --------    --------
          Net cash used in financing activities...................            (16,437)    (15,813)   (13,232)     (1,599)
                                                                             --------    --------   --------    --------
Net increase/(decrease) in cash and cash equivalents..............              1,486      (3,543)    (2,945)       (356)
Effect of foreign exchange rate...................................                 (7)          7          5           1
Cash and cash equivalents at beginning of year....................             20,218      21,697     18,161       2,194
                                                                             --------    --------   --------    --------
Cash and cash equivalents at end of year..........................             21,697      18,161     15,221       1,839
                                                                             ========    ========   ========    ========

                                     See accompanying notes to consolidated financial statements.




                                        CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                            NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                                                         (Amounts in millions)


(a) Reconciliation of income before income tax and minority interests to net cash from operating activities

     The reconciliation of income before income tax and minority interests to net cash from operating activities is as follows:

                                                                                         Years ended December 31,
                                                                                ----------------------------------------
                                                                                  2001      2002        2003       2003
                                                                                  ----      ----        ----       ----
                                                                                  RMB        RMB        RMB         US$
Income before income tax and minority interests..........................       24,890     25,085     34,081       4,118
     Adjustment for:
     Depreciation, depletion and amortization............................       23,395     25,286     26,735       3,230
     Dry hole cost.......................................................        1,770      1,771      2,789         337
     Income from associates..............................................         (320)      (332)      (406)        (49)
     Investment income...................................................         (189)      (229)       (75)         (9)
     Interest income.....................................................       (1,191)      (345)      (308)        (37)
     Interest expense....................................................        4,983      4,176      3,728         450
     Gain from issuance of shares by a subsidiary........................           --         --       (136)        (16)
     Unrealized foreign exchange (gain)/loss.............................         (542)       303        289          35
     Loss on disposal of property, plant and equipment...................           77        797      2,221         268
     Impairment losses on long-lived assets..............................           --         --        877         106
     Decrease in trade accounts receivable...............................        1,872        449      1,449         175
     Increase in bills receivable........................................         (579)    (1,224)    (1,019)       (123)
     Decrease/(increase) in inventories..................................        4,201       (123)       712          86
     Decrease in prepaid expenses and other current assets...............          572      4,060      1,129         136
     Decrease/(increase) in lease prepayments............................           50        (11)        19           2
     Decrease/(increase) in other assets.................................           54       (612)      (823)        (99)
     (Decrease)/increase in trade accounts payable.......................       (2,510)     2,428      3,329        402
     Increase/(decrease)  in bills payable...............................       14,830      4,241     (6,251)       (755)
     (Decrease)/increase in accrued expenses and other payables..........       (4,863)       349      5,965         721
     Increase /(decrease) in other liabilities...........................          361        622        (13)         (2)
                                                                               -------    -------    -------     -------
Cash flow generated from operations .....................................       66,861     66,691     74,292       8,976
     Interest received...................................................        1,245        360        303          36
     Interest paid.......................................................       (5,334)    (5,745)    (4,914)       (594)
     Investment and dividend income received.............................          293        343        445          54
     Income tax paid.....................................................       (6,394)    (6,603)    (9,496)     (1,147)
                                                                               -------    -------    -------     -------
Net cash from operating activities.......................................       56,671     55,046     60,630       7,325
                                                                               =======    =======    =======     =======

                                     See accompanying notes to consolidated financial statements.



                                        CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                         (Amounts in millions)

                                                                                                                    Total
                                                   Share  Capital     Share    Revaluation   Other    Retained   shareholders'
                                                  capital reserve    premium     reserve    reserves  earnings     equity
                                                  -----------------------------------------------------------------------------
                                                    RMB     RMB        RMB         RMB        RMB        RMB         RMB
                                                    ---     ---        ---         ---        ---        ---         ---
Shareholders' equity at January 1, 2001, as
     previously reported......................... 83,902    (14,579)    9,224      33,257      5,377    15,973       133,154
Adjusted for acquisition of the Acquired Group...     --         --        --          --      9,293        --         9,293
                                                 -------    -------   -------    --------   --------   -------      --------
Shareholders' equity at January 1, 2001, as
     adjusted.................................... 83,902    (14,579)    9,224      33,257     14,670    15,973       142,447
Final dividend for 2000..........................     --         --        --          --         --    (6,712)       (6,712)
Issue of shares, net of issuing expenses of RMB
168..............................................  2,800         --     8,848          --         --        --        11,648
Net income.......................................     --         --        --          --         --    16,246        16,246
Appropriations (Note 25).........................     --         --        --          --      2,804    (2,804)           --
Consideration for Acquisition of Sinopec
     National Star (Note 1)......................     --         --        --          --     (6,446)       --        (6,446)
Transfer from other reserves to capital reserve.      --     (4,299)       --          --      4,299        --            --
Revaluation surplus realized.....................     --         --        --        (232)        --       232            --
Transfer from retained earnings to other reserves     --         --        --          --        221      (221)           --
Net assets distributed to Sinopec Group Company
     (Note iii)..................................     --         --        --          --       (479)       --          (479)
Shareholders' equity at December 31, 2001........ 86,702    (18,878)   18,072      33,025     15,069    22,714       156,704
                                                 -------    -------   -------    --------   --------   -------      --------
Final dividend for 2001 .........................     --         --        --          --         --    (6,936)       (6,936)
Interim dividend for 2002........................     --         --        --          --         --    (1,734)       (1,734)
Net income.......................................     --         --        --          --         --    16,315        16,315
Appropriations (Note 25).........................     --         --        --          --      9,824    (9,824)           --
Revaluation surplus realized.....................     --         --        --        (544)        --       544            --
Elimination of surplus on land use rights (Note
ii)..............................................     --         --        --        (840)       246        --          (594)
Realization of deferred tax on land use rights
    (Note ii)....................................     --         --        --          --         (5)        5            --
Transfer from retained earnings to other reserves     --                   --          --        235      (235)           --
Net assets contributed from Sinopec Group
     Company (Note iii)..........................     --         --        --          --         68        --            68
Shareholders' equity at December 31, 2002........ 86,702    (18,878)   18,072      31,641     25,437    20,849       163,823
                                                 -------    -------   -------    --------   --------   -------      --------
Final dividend for 2002 .........................     --         --        --          --         --    (5,202)       (5,202)
Interim dividend for 2003........................     --         --        --          --         --    (2,601)       (2,601)
Net income.......................................     --         --        --          --         --    21,593        21,593
Appropriations (Note 25).........................     --         --        --          --      3,802    (3,802)           --
Revaluation surplus realized.....................     --         --        --      (1,316)        --     1,316            --
Revaluation surplus of Refining Assets...........     --        (82)       --          16         82        --            16
Deferred tax effect of surplus on land use
     rights   (Note ii)..........................     --         --        --          --         16        --            16
Realization of deferred tax on land use rights
    (Note ii)....................................     --         --        --          --         (5)        5            --
Transfer from retained earnings to other reserves     --         --        --          --        326      (326)           --
Net assets distributed to Sinopec Group Company
     (Note iii)..................................     --         --        --          --     (6,094)       --        (6,094)
Consideration for Acquisitions of Ethylene
     Assets and  Refining Assets (Note 1)........     --         --        --          --     (3,652)       --        (3,652)
Shareholders' equity at December 31, 2003........ 86,702    (18,960)   18,072      30,341     19,912    31,832       167,899
                                                 =======    =======   =======    ========   ========   =======      ========
US Dollars equivalent............................ 10,475     (2,291)    2,184       3,666      2,406     3,846        20,286
                                                 =======    =======   =======    ========   ========   =======      ========


Note:

(i) Net gains and losses not recognized in the combined statements of income represent revaluation surplus after adjusting for the amount attributable to minority interests. Net gains and losses not recognized in the combined statements of income was nil for the years ended December 31, 2001 and 2002 and amounted to RMB 16 for the year ended December 31, 2003. The recognized gains of the Group, which represents the aggregate of the net income and the revaluation surplus was RMB 16,246, RMB 16,315 and RMB 21,609 for the years ended December 31, 2001, 2002 and 2003, respectively.

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

(iii) These represent net assets contributed from and distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended December 31, 2003 primarily represent certain assets retained by Sinopec Group Company in connection with the acquisition of the Acquired Group. The transaction was recorded at historical cost and was reflected as a change in other reserves in the year the transaction occurred.



          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (Amounts in millions of Renminbi, except per share data)

1     PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

     China Petroleum & Chemical Corporation (the "Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China (the "PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organization

     The Company was established in the PRC on February 25, 2000 as a joint stock limited company as part of the reorganization (the "Reorganization") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

     As part of the Reorganization, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning December 31, 1999. On February 25, 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on February 25, 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

Basis of presentation

      Pursuant to the resolution passed at the Extraordinary General Meeting held on August 24, 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition of Sinopec National Star").

      Pursuant to the resolution passed at the Directors' meeting on October 28, 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming") from Sinopec Group Company, for a consideration of RMB 3.3 billion (hereinafter referred to as the "Acquisition of Ethylene Assets").

      Pursuant to the resolution passed at the Directors' meeting on December 29, 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 and RMB 135, respectively (hereinafter referred to as the "Acquisition of Refining Assets").

      As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical are under the common control of Sinopec Group Company, the Acquisition of Sinopec National Star, Acquisition of Ethylene Assets and Acquisition of Refining Assets are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the accounts and the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinpec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the shareholders' equity. The considerations for these acquisitions were treated as an equity transaction.

      The results of operations and the financial condition previously reported by the Group and Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical (collectively the "Acquired Group") and the combined amounts as of December 31, 2002 and for the years ended December 31, 2001 and 2002 presented in the accompanying consolidated financial statements are summarized below.

                                                       The Group
                                                         without
                                              the Acquired Group   The Acquired Group              Combined
                                              ------------------   ------------------              --------
                                                             RMB                  RMB                   RMB
2001

Results of operation:
      Operating revenue.....................            318,471                 5,158               323,629
      Net income............................             16,025                   221                16,246
      Basic earnings per share..............               0.19                    --                  0.19

2002

Results of operation:
      Operating revenue.....................            340,042                 5,103               345,145
      Net income............................             16,080                   235                16,315
      Basic earnings per share..............               0.19                    --                  0.19

Financial condition:
      Current assets........................            101,884                 2,098               103,982
      Total assets..........................            375,881                13,462               389,343
      Current liabilities...................            117,434                 2,006               119,440
      Total liabilities.....................            197,476                 4,035               201,511
       Shareholders' equity.................            154,485                 9,338               163,823


     For the years presented, all significant balances and transactions between the Group and the Acquired Group prior to the acquisitions have been eliminated.

     The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. Information relating to the nature and effect of the significant differences between IFRS and accounting principles generally accepted in the United States of America ("US GAAP") are set forth in Note 33.

     The accompanying consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 15). The accounting policies described in Note 2 have been consistently applied by the Group. As described in note (ii) to the consolidated statement of shareholders' equity, land use rights are carried at cost effective January 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset as of January 1, 2002. The effect of this change did not have a material impact on the Group's financial condition and results of operations in prior years.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

     The accompanying consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2003 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2003 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$ 1.00 = RMB
8.2767. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2003, or at any other certain date.

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

     The results of subsidiaries are included in the consolidated statements of income from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to income before minority interests. All significant inter-company balances and transactions and any unrealized gains arising from inter-company transactions, are eliminated on consolidation.

     The particulars of the Group's principal subsidiaries are set out in Note
31.


(b)  Translation of foreign currencies

     The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

     Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the consolidated statements of income. There were no exchange differences capitalized for the years ended December 31, 2001, 2002 and 2003.


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


(f)  Property, plant and equipment

     An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 15), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the consolidated statements of income in the period in which it is incurred.

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

     Buildings                                                  15 to 45 years
     Plant, machinery, equipment and others                      4 to 18 years
     Service stations                                                 25 years


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

     The consolidated statements of income include the Group's share of the results of its associates for the period. In the consolidated balance sheets, interests in associates are stated at the Group's attributable share of net assets.

(l)  Interests in jointly controlled entities

     A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures. Joint control is the contractually agreed sharing of control over an economic activity.

     The Group's interests in jointly controlled entities are accounted for on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's operating revenues and expenses with each major operating revenues and expenses caption of the Group's statements of income and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's balance sheet.

(m)  Provisions

     A provision is recognized in the consolidated balance sheets when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(n)  Revenue recognition

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

     Gains arising from the issuance of shares by subsidiaries are recognized in the consolidated statements of income. Further information is set out in
Note 9.

(o)  Borrowing costs

     Borrowing costs are expensed in the consolidated statements of income in the period in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(p)  Repairs and maintenance expenditure

     Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

(q)  Environmental expenditures

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

(r)  Research and development costs

     Research and development costs are recognized as expenses in the period in which they are incurred. Research and development costs amounted to RMB 1,304, RMB 1,520 and RMB 2,111 for the years ended December 31, 2001, 2002 and 2003, respectively.

(s)  Operating leases

     Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases. Operating lease charges amounted to RMB 2,834, RMB 3,195 and RMB 3,586 for the years ended December 31, 2001, 2002 and 2003, respectively.

(t)  Retirement benefits

     The contributions payable under the Group's retirement plans are charged to the consolidated statements of income according to the contribution determined by the plans. Further information is set out in Note 29.

(u)  Impairment loss

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

(v)   Income tax

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

(w)  Dividends

      Dividends are recognized as a liability in the period in which they are declared.

(x)  Segmental reporting

     A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3.   OTHER OPERATING REVENUES

     Other operating revenues represent:

                                                                      Years ended December 31,
                                                                   -----------------------------
                                                                     2001        2002       2003
                                                                   -----------------------------
                                                                      RMB         RMB        RMB
Sale of materials, service and others...........................   14,074      15,683     18,420
Rental income...................................................      176         346        398
                                                                   ------      ------     ------
                                                                   14,250      16,029     18,818


4.   PERSONNEL EXPENSES

     Personnel expenses represent:

                                                                      Years ended December 31,
                                                                   -------------------------------
                                                                      2001       2002        2003
                                                                   -------------------------------
                                                                        RMB        RMB         RMB
Wages and salaries..............................................      9,846      10,360     11,860
Staff welfare...................................................      1,373       1,434      1,543
Contribution to retirement schemes..............................      1,472       1,656      1,791
Social security contributions...................................        964         967        988
                                                                     ------      ------     ------
                                                                     13,655      14,417     16,182


5.   EMPLOYEE REDUCTION EXPENSES

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

      During the year ended December 31, 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company (Note 28), the Company made payments of RMB 244 relating to approximately 11,000 employees that were transferred to Sinopec Group Company.

      In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 1,014 during the year ended December 31, 2003 in respect of the voluntary termination totaling approximately 21,000 employees.


6.   TAXES OTHER THAN INCOME TAX

      Taxes other than income tax represent:


                                                                           Years ended December 31,
                                                                        -------------------------------
                                                                           2001        2002       2003
                                                                        -------------------------------
                                                                           RMB         RMB        RMB
Consumption tax.......................................................      9,053      8,851     9,898
City construction tax.................................................      1,638      1,662     2,027
Education surcharge...................................................        717        793       972
Resources tax.........................................................        406        499       434
Business tax..........................................................        139        151       160
Others................................................................         24         --        --
                                                                           ------     ------    ------
                                                                           11,977     11,956    13,491


      Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

7.   OTHER OPERATING EXPENSES, NET

     Other operating expenses, net represent:

                                                                             Years ended December 31,
                                                                        ---------------------------------
                                                                           2001        2002        2003
                                                                        ---------------------------------
                                                                           RMB         RMB         RMB
Fines, penalties and compensations....................................       84           74        140
Donations.............................................................       62           68        134
Loss on disposal of property, plant and equipment, net................      137          797      2,221
Impairment losses on long-lived assets................................       --           --        877
Others................................................................       67          219        514
                                                                          -----       ------     ------
                                                                            350        1,158      3,886


Asset impairment

      In accordance with IAS 36, the carrying amounts of impaired oil and gas properties and long-lived assets are written down to a recoverable value.

      There were no impairment losses and reversal of impairment losses recognized on long-lived assets for the years ended December 31, 2001 and 2002.

      The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 310 for the year ended December 31, 2003, were unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties, were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

      Impairment losses recognized on long-lived assets of the refining and chemicals segments of RMB 114 and RMB 453 for the year ended December 31, 2003, primarily relate to write-downs of certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the asset held for use model using the present value of estimated future cash flows.

8.   INTEREST EXPENSE

     Interest expense represents:

                                                                                 Years ended December 31,
                                                                      ------------------------------------------
                                                                         2001              2002            2003
                                                                      ------------------------------------------
                                                                            RMB               RMB            RMB
Interest expense incurred.......................................           5,969            5,109          4,675
Less: Interest expense capitalized*.............................            (986)            (933)          (947)
Interest expense................................................           4,983            4,176          3,728
                                                                        --------        ---------       --------
* Interest rates per annum at which borrowing costs were
   capitalized for construction in progress.....................     3.4% to 8.0%    3.1% to 6.2%   3.1% to 6.1%
                                                                     ============     ===========    ===========


9.    GAIN FROM ISSUANCE OF SHARES BY A SUBSIDIARY

      The gain for the year ended December 31, 2003 represents the increase in the Company's share of net assets of a subsidiary after the sale of additional shares by the subsidiary.


                                                                                         Percentage of
                                                                                           ownership
                                                       No. of     Price      Amount    -------------------
                          Principal      Type of       shares     per      of gross      before     after
  Nature of company     activities     transactions    issued      share    proceeds   issuance   issuance   Gains
--------------------- ---------------- ------------- ------------ -------- ----------- ---------- --------- ----------


                                                                     RMB       RMB                              RMB
                      Exploration
                       and
Sinopec Zhongyuan      production of
 Petroleum Company     crude oil and     Placement
 Limited               natural gas     of A shares   58,650,000     9.10       534       75.00%     70.85%      136

10.   INCOME TAX

      Income tax in the consolidated statements of income represents:

                                                                                 Years ended December 31,
                                                                            ----------------------------------
                                                                               2001       2002        2003
                                                                            --------- ------------ -----------
                                                                               RMB        RMB         RMB
Provision for PRC income tax
     - the Group.........................................................      6,418       6,574     10,793
     - associates........................................................         27          50        148
Deferred taxation (Note 20)..............................................      1,592       1,026       (396)
                                                                            --------    --------   --------
                                                                               8,037       7,650     10,545
                                                                            ========    ========   ========


      A reconciliation of the expected tax with the actual tax expense is as follows:

                                                                                Years ended December 31,
                                                                              -----------------------------
                                                                               2001       2002        2003
                                                                              -----------------------------
                                                                               RMB        RMB         RMB
Income before income tax and minority interests..........................    24,900       25,085     34,081
                                                                             ------       ------     ------
Expected PRC income tax expense at a statutory tax rate of 33%...........     8,218        8,278     11,247
Non-deductible expenses..................................................       398          212        708
Non-taxable income.......................................................      (493)        (594)      (432)
Differential tax rate on subsidiaries' income (Note).....................      (394)        (496)    (1,226)
Tax losses not recognized for deferred tax...............................       308          250        248
                                                                             ------       ------     ------
Income tax...............................................................     8,037        7,650     10,545
                                                                             ======       ======     ======


Note: The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

11.   BASIC EARNINGS PER SHARE

      The calculation of basic earnings per share is based on the net income of RMB 16,246, RMB 16,315 and RMB 21,593 and the weighted average number of shares in issue during the year of 85,168,192,425, 86,702,439,000 and 86,702,439,000, for the years ended December 31, 2001, 2002 and 2003, respectively. The weighted average number of shares for the year ended December 31, 2001 reflects the issuance of 2,800,000,000 shares in July 2001 in connection with the Company's public offering of domestically listed ordinary shares in the Shanghai Stock Exchange (Note 24).

      The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2003.

12.   TRADE ACCOUNTS RECEIVABLE, NET

      Trade accounts receivable are analyzed as follows:


                                                                                            December 31,
                                                                                       ----------------------
                                                                                          2002        2003
                                                                                       ----------------------
                                                                                          RMB          RMB
Third parties......................................................................     10,987        9,344
Sinopec Group Company and its affiliates...........................................      2,575        3,044
Associates.........................................................................         65           81
                                                                                       -------      -------
                                                                                        13,627       12,469
Less: Allowance for doubtful accounts..............................................     (2,827)      (3,185)
                                                                                       -------      -------
                                                                                        10,800        9,284
                                                                                       =======      =======




     The allowance for doubtful accounts is analyzed as follows:

                                                                                Years ended December 31,
                                                                            -------------------------------
                                                                             2001         2002        2003
                                                                            -------------------------------
                                                                             RMB          RMB         RMB
At beginning of year...................................................      3,026       2,642       2,827
Provision for the year.................................................        391         556         910
Written-off/back.......................................................       (775)       (371)       (375)
Less:  Amount distributed to Sinopec Group Company in connection with
       the Acquisition of Ethylene Assets.............................          --          --        (177)
                                                                            ------      ------      ------
At end of year.........................................................      2,642       2,827       3,185
                                                                            ======      ======      =======


     Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

13.   INVENTORIES

     Inventories represent:

                                                                                           December 31,
                                                                                       ---------------------
                                                                                          2002        2003
                                                                                       ---------------------
                                                                                         RMB          RMB
                                                                                       ---------------------
Crude oil and other raw materials..................................................     21,443       23,541
Work in progress...................................................................      6,321        6,805
Finished goods.....................................................................     15,315       12,268
Spare parts and consumables........................................................      4,481        4,017
                                                                                        ------       ------
                                                                                        47,560       46,631
Less: Allowance for diminution in value of inventories.............................      (486)        (519)
                                                                                        ------       ------
                                                                                        47,074       46,112
                                                                                        ======       ======


      The allowance for diminution in value of inventories is analyzed as follows:


                                                                                  Years ended December 31,
                                                                             --------------------------------
                                                                              2001         2002        2003
                                                                             --------------------------------
                                                                               RMB          RMB         RMB
At beginning of year...................................................        849          602         486
Provision for the year.................................................        106          172         196
Written-off............................................................       (353)        (288)       (163)
                                                                             -----        -----        ----
At end of year.........................................................        602          486         519


     The carrying amount of inventories carried at net realizable value amounted to RMB 1,624 and RMB 1,551 as of December 31, 2002 and 2003, respectively.

     The cost of inventories recognized as an expense in the consolidated statements of income amounted to RMB 159,492, RMB 262,273 and RMB 338,440 for the years ended December 31, 2001, 2002 and 2003, respectively.



14.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets represent:

                                                                                            December 31,
                                                                                        -------------------
                                                                                         2002         2003
                                                                                        ------       ------
                                                                                          RMB         RMB
Advances to third parties..........................................................       3,500        2,726
Amounts due from Sinopec Group Company and its affiliates..........................      11,743        9,357
Other receivables..................................................................       1,742        1,679
Purchase deposits..................................................................       1,773        2,451
Prepayments in connection with construction work and equipment purchases...........       1,233        2,675
Prepaid value-added tax and customs duty...........................................       1,545        1,355
Amounts due from associates........................................................         345          331
                                                                                         ------       ------
                                                                                         21,881       20,574
                                                                                         ======       ======



15.   PROPERTY, PLANT AND EQUIPMENT, NET

By segment:

                                                      Exploration              Marketing              Corporate
                                                          and                     and                    and
                                                      production   Refining  distribution  Chemicals   others      Total
                                                      ----------   --------  ------------  ---------   ------      -----
                                                          RMB         RMB         RMB         RMB        RMB        RMB
Cost/valuation:
Balance at January 1, 2003...........................   157,929      99,341      49,478     134,505      7,655     448,908
Additions............................................     1,360         897       1,094       1,311         96       4,758
Transferred from construction in progress............    19,459       6,326       5,219       5,702        390      37,096
Revaluations.........................................        --          16          --         (86)        --         (70)
Disposals............................................      (786)     (2,285)     (1,309)     (4,980)      (163)     (9,523)
Less: Amount distributed to Sinopec Group Company in
      connection with the Acquisition of Ethylene                         --
      Assets.........................................        --                      --      (2,977)    (5,470)     (8,447)
                                                        -------     -------     -------     -------    -------     -------
Balance at December 31, 2003.........................   177,962     104,295      54,482     133,475      2,508     472,722
                                                        -------     -------     -------     -------    -------     -------
Accumulated depreciation:
Balance at January 1, 2003...........................    75,546      45,443       8,476      66,769      3,085     199,319
Depreciation charge for the year.....................     9,393       6,399       2,322       7,745        451      26,310
Impairment losses for the year.......................       310         114          --         453         --         877
Written back on disposals............................      (645)     (1,517)       (784)     (3,845)      (134)     (6,925)
Less: Amount distributed to Sinopec Group Company in
      connection with the Acquisition of Ethylene
      Assets.........................................        --          --          --        (778)    (2,829)     (3,607)
                                                        -------     -------     -------     -------    -------     -------
Balance at December 31, 2003.........................    84,604      50,439      10,014      70,344        573     215,974
                                                        -------     -------     -------     -------    -------     -------
Net book value:
At December 31, 2003.................................    93,358      53,856      44,468      63,131      1,935     256,748
                                                        =======     =======     =======     =======    =======     =======
At December 31, 2002.................................    82,383      53,898      41,002      67,736      4,570     249,589
                                                        =======     =======     =======     =======    =======     =======


By asset class:

                                                                               Oil depots,     Plant,
                                                                             storage tanks machinery,
                                                                 Oil and gas   and service  equipment
                                                       Buildings  properties      stations  and others   Total
                                                         RMB        RMB          RMB         RMB         RMB
Cost/valuation:
Balance at January 1, 2003..........................     40,434    140,932       36,927     230,615    448,908
Additions...........................................        583        202          664       3,309      4,758
Transferred from construction in progress...........      1,465     17,912        5,830      11,889     37,096
Reclassification....................................      1,420         --        3,722      (5,142)        --
Revaluations........................................       (203)        --           --         133        (70)
Disposals...........................................       (933)      (412)        (806)     (7,372)    (9,523)
Less: Amount distributed to Sinopec Group Company in
      connection with the Acquisition of Ethylene
      Assets........................................     (3,374)        --           --      (5,073)    (8,447)
                                                        -------    -------      -------     -------    -------
Balance at December 31, 2003........................     39,392    158,634       46,337     228,359    472,722
                                                        -------    -------      -------     -------    -------
Accumulated depreciation:
Balance at January 1, 2003..........................     16,097     69,633        6,382     107,207    199,319
Depreciation charge for the year....................      1,649      7,961        1,693      15,007     26,310
Impairment losses for the year......................          8        310           --         559        877
Reclassification....................................        512         --        1,080      (1,592)        --
Written back on disposals...........................       (448)      (322)        (370)     (5,785)    (6,925)
Less: Amount distributed to Sinopec Group Company in
      connection with the Acquisition of Ethylene
      Assets........................................       (941)        --           --      (2,666)    (3,607)
Balance at December 31, 2003........................     16,877     77,582        8,785     112,730    215,974
                                                        -------    -------      -------     -------    -------
Net book value:
At December 31, 2003................................     22,515     81,052       37,552     115,629    256,748
                                                        =======    =======      =======     =======    =======
At December 31, 2002................................     24,337     71,299       30,545     123,408    249,589
                                                        =======    =======      =======     =======    =======


      As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group as of September 30, 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment has been determined at RMB 159,788. The surplus on revaluation of RMB 32,320, net of amounts allocated to minority interests, has been incorporated in the financial statements of the Group at December 31, 1999.

      In connection with the Acquisition of Sinopec National Star, the property, plant and equipment of Sinopec National Star were revalued at December 31, 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373, resulting in a surplus on revaluation of RMB 1,136, net of amounts allocated to minority interest.

      In connection with the Acquisition of Ethylene Assets, the property, plant and equipment of Sinopec Maoming were revalued at June 30, 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of Sinopec Maoming pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 5,100, which approximated the net historical carrying value of the assets.

      In connection with the Acquisition of Refining Assets, the property, plant and equipment of the Refining Assets were revalued at October 31, 2003, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Refining Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 461, which approximated the net historical carrying value of the assets.


16.   CONSTRUCTION IN PROGRESS

                                                 Exploration             Marketing              Corporate
                                                     and                    and                    and
                                                  production  Refining  distribution Chemicals   others     Total
                                                  ----------  --------  ------------ ---------   ------     -----
                                                     RMB          RMB        RMB        RMB        RMB       RMB
Balance at January 1, 2003.....................      4,526       5,953      7,428     3,318        467     21,692
Additions......................................     22,057       8,832      5,732     6,037        422     43,080
Additions of jointly controlled entities.......      1,200          --         --     2,993         --      4,193
Less: Amount distributed to Sinopec Group
      Company in connection with the Acquisition
      of Ethylene Assets.......................         --          --         --        (9)       (98)      (107)
Dry hole costs written off.....................     (2,789)         --         --        --         --     (2,789)
Transferred to property, plant and equipment...    (19,459)     (6,326)    (5,219)   (5,702)      (390)   (37,096)
                                                   -------     -------    -------   -------    -------   --------
Balance at December 31, 2003...................      5,535       8,459      7,941     6,637        401     28,973
                                                   =======     =======    =======   =======    =======   ========



17.   INVESTMENTS

                                                                                            December 31,
                                                                                        --------------------
                                                                                          2002        2003
                                                                                          ----        ----
                                                                                          RMB          RMB
Unlisted investments, at cost......................................................      3,171        2,853
Less: Provision for impairment losses..............................................       (474)        (271)
                                                                                         -----        -----
                                                                                         2,697        2,582
                                                                                         =====        =====


Provision for impairment losses is analyzed as follows:

                                                                                  Years ended December 31,
                                                                              --------------------------------
                                                                               2001         2002        2003
                                                                              -----        ------      ------
                                                                               RMB          RMB         RMB
At beginning of year...................................................        476          466         474
Provision for the year.................................................         37           13         131
Written-off............................................................        (47)          (5)        (44)
Less:  Amount distributed to CPC in connection with the Acquisition
     of Ethylene Assets.................................................        --           --        (290)
                                                                             -----        -----       -----
At end of year ........................................................        466          474         271
                                                                             =====        =====       =====


     Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no investments in marketable securities.

18.   INTERESTS IN ASSOCIATES

                                                                                             December 31,
                                                                                        ---------------------
                                                                                         2002           2003
                                                                                        -----          ------
                                                                                         RMB             RMB
Share of net assets                                                                      8,049          8,081
                                                                                         =====          =====


     The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:


     Details of the Group's principle subsidiaries are as follows:
                                                                                                   Percentage of
                                                                           Percentage               equity held
                                      Form of                              of equity                  by the
                                     business     Particulars of issued    held by the               Company's
  Name of company                    Structure     and paid if capital       Company                Subsidiary
------------------------------------ ------------ --------------------- -------------------- -----------------------------
                                                                               %                         %
Shengli Oil Field Dynamic Company  Incorporated   364,027,608 ordinary     26.33     ___     Exploration of crude oil and
  Limited ("Dynamic")*                            shares of RMB 1.00                         distribution of petrochemical
                                                  each                                       products

Sinopec Shandong Taishan Petroleum Incorporated   480,793,320 ordinary    38.68     ___      Trading of petroleum products
  Company Limited ("Taishan")*                    shares of RMB 1.00                         and decoration of service gas
                                                  each                                       stations

Sinopec Finance Company Limited    Incorporated   Registered capital      32.00     8.22     Provision of non-banking
                                                  RMB 2,500,000,000                          financial services

Shanghai Petroleum National Gas    Incorporated   Registered capital      30.00     ___      Exploration and production of
  Corporation                                     RMB 900,000,000                            crude oil and natural gas

BASF-YPC Company Limited           Incorporated   Registered capital      30.00    10.00     Manufacturing and
                                                  RMB 8,793,000,000                          distribution of petrochemical
                                                                                             products

Shanghai Chemical Industry Park    Incorporated   Registered capital       ___     38.26     Planning, development and
  Development Company Limited                     RMB 2,372,439,000                          operation of the Chemical
                                                                                             Industry Park in Shanghai,
                                                                                             the PRC

China Shipping & Sinopec Suppliers Incorporated   Registered capital       ___     50.00     Transportation of petroleum
  Company Limited                                 RMB 876,660,000                            products



     * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the investments in Dynamic based on the quoted market price are RMB 625 and RMB 783 as of December 31, 2002 and 2003. The market value of the investments in Taishan based on the quoted market price are RMB 1,764 and RMB 1,971 as of December 31, 2002 and 2003.

19.   INTERESTS IN JOINTLY CONTROLLED ENTITIES

                                                                                                   December 31,
                                                                                              ---------------------
                                                                                                2002         2003
                                                                                              -------      --------
                                                                                                 RMB          RMB
Share of net assets.....................................................................         375         1,043
                                                                                                 ===         =====

     The Group's principal interests in jointly controlled entities are as follows:


                                                                                                   Percentage of
                                                                           Percentage               equity held
                                      Form of                              of equity                  by the
                                     business     Particulars of issued    held by the               Company's
  Name of company                    Structure     and paid if capital       Company                Subsidiary
------------------------------------ ------------ --------------------- -------------------- -----------------------------
                                                                               %                         %
                                                                    %          %
Shanghai Secco Petrochemical       Incorporated   Registered capital      30.00    20.00     Manufacturing and distribution
  Company Limited                                   USD 901,440,964                          of petrochemical products

Yueyang Sinopec and Shell Coal     Incorporated   Registered capital      50.00      --      Manufacturing and distribution
  Gasification Company Limited                      USD 45,588,700                           of industrial gas

Block A Oil Field in the Western   Unincorporated         --                --     43.00     Exploration and production of
  Area Chengda in Bohai Bay                                                                  crude oil and natural gas


      The Group's proportionate share of the jointly controlled entities' current and non-current assets, current and non-current liabilities, and operating revenues and expenses is not material to the Group's financial condition or results of operations for all years presented.

20.   DEFERRED TAX ASSETS AND LIABILITIES

     Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:


                                                             Assets             Liabilities           Net balance
                                                             ------             -----------           -----------
                                                           December 31,          December 31,          December 31,
                                                         ---------------      ----------------       --------------
                                                         2002       2003       2002       2003       2002      2003
                                                         ----       ----       ----       ----       ----      ----
                                                         RMB        RMB        RMB        RMB        RMB       RMB
Current
Provisions, primarily for receivables and inventories      275     1,446         --         --        275      1,446
Non-current
Property, plant and equipment........................       47       272       (627)      (981)      (580)      (709)
Accelerated depreciation.............................       --        --     (2,958)    (3,618)    (2,958)    (3,618)
Tax value of losses carried forward, net of
    valuation allowance..............................       30        --         --         --         30         --
Lease prepayment (Note) .............................      364       373         --         --        364        373
Others...............................................       16        53        (14)        --          2         53
                                                         -----     -----     ------     ------     ------     ------
Deferred tax assets/(liabilities) ...................      732     2,144     (3,599)    (4,599)    (2,867)    (2,455)
                                                         =====     =====     ======     ======     ======     ======


      A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2001, 2002 and 2003. Based on this review, valuation allowances of RMB 224, RMB 250 and RMB 248 were provided for the years ended December 31, 2001, 2002 and 2003, respectively. The Group determined the valuation allowance based on management's assessment of the probability that taxable profits will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is more likely than not to be realized.

      The valuation allowance is analyzed as follows:

                                                                                Years ended December 31,
                                                                         -------------------------------------
                                                                             2001        2002         2003
                                                                            -----       -----        -----
                                                                             RMB         RMB          RMB
At beginning of year...................................................      469         693          943
Allowance during the year..............................................      224         250          248
Less:  Amount distributed to Sinopec Group Company in connection with
       the Acquisition of Ethylene Assets..............................       --          --         (550)
                                                                           -----       -----       ------
At end of year ........................................................      693         943          641
                                                                           =====       =====       ======



     Movements in temporary differences between calculations of certain items for accounting and for taxation purposes can be specified as follows:

                                                                                 Recognized in
                                                                     Balance at   consolidated   Balance at
                                                                     January 1,  statements of  December 31,
                                                                        2001         income         2001
                                                                        ----         ------         ----
                                                                        RMB            RMB          RMB
Current
Provisions, primarily for receivables and inventories.............        1,023           (591)       432
Non-current
Property, plant and equipment.....................................         (346)          (407)      (753)
Accelerated depreciation..........................................       (1,329)          (856)    (2,185)
Tax value of losses carried forward, net of valuation allowance...           18            155        173
Others............................................................           14            107        121
                                                                         ------         ------     ------
Net deferred tax liabilities .....................................         (620)        (1,592)    (2,212)
                                                                         ======         ======     ======
                                                                                      (Note 10)

                                                                                    Recognized in
                                                                     Recognized in  consolidated
                                                         Balance at  consolidated    statements of  Balance at
                                                         January 1,  statements of  shareholders'  December 31,
                                                           2002         income         equity          2002
                                                           ----         ------         ------          ----
                                                            RMB          RMB            RMB             RMB
Current
Provisions, primarily for receivables and inventories.          432        (157)         ___            275
Non-current
Property, plant and equipment..........................        (753)        173          ___           (580)
Accelerated depreciation...............................      (2,185)       (773)         ___         (2,958)
Tax value of losses carried forward, net of valuation
    allowance..........................................         173        (143)         ___             30
Lease prepayments (Note)...............................        ___           (7)         371            364
Others.................................................         121        (119)         ___              2
                                                            -------     -------      -------         ------
Net deferred tax (liabilities)/assets..................      (2,212)     (1,026)         371         (2,867)
                                                            =======     =======      =======         ======
                                                                       (Note 10)



                                                                                    Recognized in
                                                                     Recognized in  consolidated
                                                         Balance at  consolidated   statements of   Balance at
                                                         January 1,  statements of  shareholders'  December 31,
                                                            2003        income         equity          2003
                                                            ----        ------         ------          ----
                                                             RMB          RMB            RMB            RMB
Current
Provisions, primarily for receivables and inventories.          275       1,171             ___       1,446
Non-current
Property, plant and equipment..........................        (580)       (129)            ___        (709)
Accelerated depreciation...............................      (2,958)       (660)            ___      (3,618)
Tax value of losses carried forward, net of valuation
    allowance..........................................          30         (30)            ___         ___
Lease prepayments (Note)...............................         364          (7)             16         373
Others.................................................           2          51             ___          53
                                                             ------      ------         -------      ------
Net deferred tax (liabilities)/assets..................      (2,867)        396              16      (2,455)
                                                             ======      ======         =======      ======
                                                                       (Note 10)


     Note: As described in note (ii) to the consolidated statements of shareholder's equity, land use rights are carried at cost effective January 1, 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset of RMB 371 as of January 1, 2002. During the year ended December 31, 2003, in connection with the acquisition of the Acquired Group, the land use rights of the Acquired Group were revalued resulting in a surplus of RMB 66 as required by the relevant PRC rules and regulations but were not revalued for financial reporting purposes and, accordingly, deferred tax assets of RMB 16 were created with corresponding increase in other reserves.

21. SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

     Short-term debts represent:

                                                                                            December 31,
                                                                                        ------------------
                                                                                        2002         2003
                                                                                        ----         ----
                                                                                        RMB         RMB
Third parties' debts
Short-term bank loans.............................................................      22,954      16,979
Short-term other loans............................................................          19          29
                                                                                       -------     -------
                                                                                        22,973      17,008
                                                                                       -------     -------
Current portion of long-term bank loans...........................................       8,636       6,523
Current portion of long-term other loans..........................................         300         127
Current portion of convertible bonds                                                        --       1,500
                                                                                       -------     -------
                                                                                         8,936       8,150
                                                                                       -------     -------
                                                                                        31,909      25,158
                                                                                       -------     -------
Loans from Sinopec Group Company and its affiliates
Short-term loans..................................................................       3,521       3,896
                                                                                       -------     -------
Current portion of long-term loans................................................         153          25
                                                                                         3,674       3,921

                                                                                        35,583      29,079
                                                                                       =======     =======

     The Group's weighted average interest rate on short-term loans were 4.3% and 3.2% as of December 31, 2002 and 2003 respectively.

     As of December 31, 2003, the Company had standby credit facilities with several PRC financial institutions which allowed the Company to borrow up to RMB 103,500 on an unsecured basis, at rates ranging from 1.65% to 5.31%. As of December 31, 2003, the Company's outstanding borrowings under these facilities totalled RMB 11,970 which are included in short-term bank loans. These facilities expire at various dates in 2004 and contain no financial covenants.

     Long-term debts comprise:


                                              Interest rate and final maturity                December 31,
                                      ----------------------------------------------  ---------------------------
                                                                                             2002        2003
                                                                                             ----        ----
                                                                                             RMB         RMB

Third parties' debts

Long-term bank loans

Renminbi denominated                   Interest rates ranging from interest free to         37,084      38,863
                                       6.2% per annum as of December 31, 2003 with
                                       maturities through 2013

Japanese Yen denominated               Interest rates ranging from 1.0% to 8.1% per          3,078       2,909
                                       annum as of December 31, 2003 with maturities
                                       through 2024

US Dollar denominated                  Interest rates ranging from interest free to          5,850       4,340
                                       7.4% per annum as of December 31, 2003 with
                                       maturities through 2031

Hong Kong Dollar  denominated          Floating rate at Hong Kong Prime Rate plus               10           7
                                       0.3% per annum as of December 31, 2003 with
                                       maturities through 2006

Euro denominated                       Interest rates ranging from 6.0% to 7.9% per            162          --
                                       annum as of December 31, 2002 with maturities       -------     -------
                                       through 2006. Paid off as of December 31, 2003

                                                                                            46,184      46,119
                                                                                           =======     =======
Long-term other loans

Renminbi denominated                   Interest rates ranging from interest free to            277         359
                                       5.0% per annum as of December 31, 2003 with
                                       maturities through 2008

US Dollar denominated                  Interest rates ranging from interest free to            438         151
                                       3.2% per annum as of December 31, 2003 with
                                       maturities through 2015

Euro denominated                       Interest rates ranging from 1.8% to 8.1% per             16          21
                                       annum as of December 31, 2003 with maturities       -------     -------
                                       through 2025
                                                                                               731         531
                                                                                           =======     =======
Convertible bonds

Renminbi denominated                   Interest rate at 2.5% per annum as of December        1,500       1,500
                                       31, 2003 (a)                                        =======     =======

Total long-term banks and other loans carried forward                                       48,415      48,150




                                      Interest rate and final maturity                        December 31,
                                    -----------------------------------------------   ----------------------------
                                                                                            2002          2003
                                                                                            ----          ----
                                                                                            RMB          RMB
Total long-term banks and other loans carried forward                                      48,415      48,150

Long-term bank loans of jointly controlled entities

Renminbi denominated               Floating rate at 90% of PBOC's base lending rate            --          705
                                   per annum as of December 31, 2003 with maturities
                                   through 2021

US Dollar denominated              Floating rate at London Interbank Offer Rate plus           --          745
                                   0.7% per annum as of December 31, 2003 with           --------     --------
                                   maturities through 2013
                                                                                               --        1,450
                                                                                         ========     ========

Total third parties' long-term debts                                                       48,415       49,600

Less: Current portion                                                                      (8,936)      (8,150)
                                                                                         ========     ========
                                                                                           39,479       41,450
                                                                                         ========     ========
Long-term loans from Sinopec Group Company and its affiliates

Renminbi denominated               Interest free with maturity in 2020                     35,561       35,561

Renminbi denominated               Interest rate at 5.0% per annum as of December 31,       2,272        2,223
                                   2003 with maturities through 2005

US Dollar denominated              Interest rates ranging from London Interbank Offer          23           12
                                   Rate plus 1.4% per annum as of December 31, 2003      --------     --------
                                   with maturities through 2005
                                                                                           37,856       37,796
Less: Current portion                                                                        (153)         (25)
                                                                                         ========     ========
                                                                                           37,703       37,771
                                                                                         ========     ========
                                                                                           77,182       79,221
                                                                                         ========     ========

(a) Convertible bonds amounting to RMB 1,500 were issued by a subsidiary on July 28, 1999. The bonds are convertible upon an initial public offering into ordinary shares of the subsidiary at the option of the holders during the period from July 28, 2000 to July 27, 2004. Pursuant to the subsidiary's shareholders' approval at the Annual General Meeting held on March 23, 2004, the subsidiary decided not to undergo an initial public offering.

     Third parties' loans of RMB 85 and RMB 103 as of December 31, 2002 and 2003 respectively were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 146 and RMB 519 as of December 31, 2002 and 2003, respectively.


     The aggregate maturities of long-term debts and loans from Sinopec Group
Company and its affiliates subsequent to December 31, 2003 are as follows:
                                                                                                         RMB
2004............................................................................................        8,175
2005............................................................................................       13,145
2006............................................................................................       10,653
2007............................................................................................        9,995
2008............................................................................................        5,943
Thereafter......................................................................................       39,485
                                                                                                       ------
                                                                                                       87,396
                                                                                                       ======


22.   TRADE ACCOUNTS PAYABLE

     Trade accounts payable are analyzed as follows:

                                                                                          December  31,
                                                                                       -----------------
                                                                                       2002        2003
                                                                                       ----        ----
                                                                                        RMB        RMB
Third parties......................................................................    17,395     21,676
Sinopec Group Company and its affiliates...........................................     2,082        984
Associates.........................................................................        --         44
                                                                                       ------     ------
                                                                                       19,477     22,704
                                                                                       ======     ======

     Amounts due to Sinopec Group Company and its affiliates are repayable in accordance with normal commercial terms.


23.   ACCRUED EXPENSES AND OTHER PAYABLES

     Accrued expenses and other payables represent:


                                                                                        December 31,
                                                                                      -----------------
                                                                                      2002         2002
                                                                                      ----         ----
                                                                                      RMB           RMB
Amounts due to Sinopec Group Company and its affiliates..........................   10,239        15,054
Accrued expenditure..............................................................    9,475        12,204
Taxes other than income tax......................................................    2,219         4,122
Receipts in advance..............................................................    3,665         5,369
Advances from third parties......................................................    1,441           979
Others...........................................................................    4,322         4,459
                                                                                    ------        ------
                                                                                    31,361        42,187
                                                                                    ======        ======



24.   SHARE CAPITAL


                                                                                         December 31,
                                                                                         ------------
                                                                                        2002       2003
                                                                                        ----       ----
                                                                                         RMB        RMB

Registered, issued and fully paid
67,121,951,000 domestic state-owned A shares of RMB 1.00 each                         67,122     67,122
16,780,488,000 overseas listed H shares of RMB 1.00 each                              16,780     16,780
2,800,000,000 domestic listed A shares of RMB 1.00 each                                2,800      2,800
-------------                                 ----                                    ------     ------
                                                                                      86,702     86,702
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



25.  RESERVES


                                                                                             December 31
                                                                                         --------------------
                                                                                           2002         2003
                                                                                           ----         ----
                                                                                           RMB          RMB
Revaluation reserve
    At January 1.....................................................................     33,025       31,641
    Revaluation surplus realized.....................................................       (544)      (1,316)
    Elimination of surplus on land use rights (Note (f)).............................       (840)          --
    Revaluation surplus of Refining Assets...........................................         --           16
                                                                                         ---------    --------
    At December 31...................................................................     31,641       30,341
                                                                                         ---------    --------

Capital reserve (Note (a))
    At January 1.....................................................................    (18,878)     (18,878)
    Transfer from other reserves.....................................................         --          (82)
                                                                                         ---------    --------
    December 31......................................................................    (18,878)     (18,960)
                                                                                         ---------    --------

Share premium (Note (b))
    At January 1 and December 31.....................................................     18,072       18,072
                                                                                         ---------    --------

Statutory surplus reserve (Note (c))
    At January 1.....................................................................      3,017        4,429
    Appropriation of net income......................................................      1,412        1,901
                                                                                         ---------    --------
    At December 31...................................................................      4,429        6,330
                                                                                         ---------    --------

Statutory public welfare fund (Note (d))
    At January 1.....................................................................      3,017        4,429
    Appropriation of net income......................................................      1,412        1,901
                                                                                         ---------    --------
    At December 31...................................................................      4,429        6,330
                                                                                         ---------    --------

Discretionary surplus reserve (Note (e))
    At January 1.....................................................................         --        7,000
    Appropriation of net income......................................................      7,000            --
                                                                                         ---------    --------
    At December 31...................................................................      7,000        7,000
                                                                                         ---------    --------

Other reserves
    At January 1.....................................................................      9,035        9,579
    Deferred tax effect of surplus on land use rights (Note (f) and Note 20).........        246           16
    Realization of deferred tax on land use rights (Note (f))........................         (5)          (5)
    Transfer from retained earnings..................................................        235          326
    Revaluation surplus of Refining Assets...........................................         --           82
    Consideration for Acquisitions of Ethylene Assets and Refining Assets (Note 1)...         --       (3,652)
    Net assets contributed from/(distributed to) Sinopec Group Company (Note (g))....         68       (6,094)
                                                                                         ---------    --------
    At December 31...................................................................      9,579          252
                                                                                         ---------    --------

Retained earnings (Note (h))
    At January 1.....................................................................     22,714      20,849
    Final dividend in respect of the previous financial years, approved and paid
       during the year (Note (i))....................................................     (6,936)     (5,202)
    Interim dividend (Note (j))......................................................     (1,734)     (2,601)
    Net income.......................................................................     16,315      21,593
    Transfer to statutory surplus reserve............................................     (1,412)     (1,901)
    Proposed transfer to statutory public welfare fund...............................     (1,412)     (1,901)
    Proposed transfer to discretionary surplus reserve...............................     (7,000)         --
    Revaluation surplus realized.....................................................        544       1,316
    Realization of deferred tax on land use rights...................................          5           5
    Transfer to other reserves.......................................................       (235)       (326)
                                                                                         ---------    --------
    At December 31...................................................................     20,849      31,832
                                                                                         ---------    --------
                                                                                          77,121      81,197
                                                                                         =========    ========

Notes:

(a) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical.

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

         Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the years ended December 31, 2002 and 2003, the Company transferred RMB 1,412 and RMB 1,901, respectively, being 10% of the current year's net income determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

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

         Pursuant to the shareholders' approval at the Annual General Meeting on June 10, 2003, the Board of Directors was authorized to determine the amount of the transfer for the six-month period ended June 30, 2003. The directors authorized the transfer of RMB 977, being 10% of the net income for the six-month period ended June 30, 2003 as determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

         The directors authorized the transfer of RMB 924, subject to shareholders' approval, being 10% of the net income for the six-month period ended December 31, 2003 determined in accordance with the PRC Accounting Rules and Regulations, to this fund. The transfer to this fund for the years ended December 31, 2002 and 2003 were RMB 1,412 and RMB 1,901, respectively.

(e) The directors authorized the transfer of RMB 7,000, which was approved by the shareholders at the Annual General Meeting on June 10, 2003, to the discretionary surplus reserve for the year ended December 31, 2002. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

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

(g) These represent net assets contributed from and distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended December 31, 2003 primarily represent certain assets retained by Sinopec Group Company in connection with the acquisition of the Acquired Group. The transaction was recorded at historical cost and was reflected as a change in other reserves in the year the transaction occurred.

(h) According to the Company's Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. As of December 31, 2002 and 2003, the amounts of retained earnings available for distribution were RMB 12,569 and RMB 19,732, respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations.

         Subject to the relevant provisions of the PRC Company Law and the Company's Articles of Association, Sinopec Group Company may seek to influence the Company's determination of dividends with a view to satisfying Sinopec Group Company's cash flow requirements.

(i) Pursuant to the shareholders' approval at the Annual General Meeting on June 13, 2002, a final dividend of RMB 0.08 per share totaling RMB 6,936 in respect of the year ended December 31, 2001 was declared and paid on August 8, 2002.

         Pursuant to the shareholders' approval at the Annual General Meeting on June 10, 2003, a final dividend of RMB 0.06 per share totaling RMB 5,202 in respect of the year ended December 31, 2002 was declared and paid on June 30, 2003.

(j) Pursuant to the shareholders' approval at the Annual General Meeting on June 13, 2002, the Board of Directors was authorised to declare the interim dividends for the year ended December 31, 2002. According to the resolution passed at the Directors' meeting on August 16, 2002, an interim dividend of RMB 0.02 per share totaling RMB 1,734 was declared.

         Pursuant to the shareholders' approval at the Annual General Meeting on June 10, 2003, the Board of Directors was authorised to declare the interim dividends for the year ended December 31, 2003. According to the resolution passed at the Directors' meeting on August 22, 2003, an interim dividend of RMB 0.03 per share totaling RMB 2,601 was declared.


26.   COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

         The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

         As of December 31, 2003, the future minimum lease payments under operating leases are as follows:

                                                          RMB
2004............................................        3,276
2005............................................        3,229
2006............................................        3,200
2007............................................        3,175
2008............................................        3,162
Thereafter......................................       99,619
                                                      -------
Total minimum lease payments....................      115,661
                                                      =======

         The Group's leasing arrangement impose no restrictions on dividends, additional debt and/or further leasing.

Capital commitments

         As of December 31, 2003, the Group had capital commitments as follows:

                                                        RMB
The Group
Authorized and contracted for...................     48,107
Authorized but not contracted for...............     47,716
                                                     ------
                                                     95,823
                                                     ======
Jointly controlled entities
Authorized and contracted for...................      6,923
Authorized but not contracted for...............      3,432
                                                     ------
                                                     10,355
                                                     ======

         These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interests in associates.


Exploration and production licenses

         Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.


     The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 29, RMB 65 and RMB 97 for the years ended December 31, 2001, 2002 and 2003, respectively.

     Estimated future annual payments as of December 31, 2003 are as follows:

                                                          RMB
2004...........................................            87
2005...........................................           117
2006...........................................            87
2007...........................................            72
2008...........................................            65
Thereafter.....................................           361
Total payments.................................           789

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

     (b) As of December 31, 2003, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                       RMB
Associates......................................      4,955

      The Company monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable.

      As of December 31, 2003, the Company's guarantees were primarily provided to BASF-YPC Company Limited ("BASF-YPC"), an associate. BASF-YPC signed domestic and foreign currencies denominated loan agreements equivalent to RMB 11,700 in March 2003. To enhance the credit standing of BASF-YPC, the Company guarantees the interest payments as well as the repayment of the loans to an amount of RMB 4,680. Payments are due if the Company is notified that BASF-YPC is not able to fulfill its obligations at the maturity date. No collateral secures BASF-YPC's obligation or the Company's guarantee. As of December 31, 2003, it is not probable that the Company will be required to make payments under the guarantee. Thus no liability has been accrued for a loss related to the Company's obligation under this guarantee arrangement.

Environmental contingencies

     To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 221, RMB 287 and RMB 245 for the years ended December 31, 2001, 2002 and 2003, respectively.

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


27.   CONCENTRATION OF RISKS

Credit risk

      The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

      The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues during the years ended December 31, 2001, 2002 and 2003.

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

Interest rate risk

     The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 21.

Supply risk

     The Group's largest domestic supplier of crude oil is PetroChina Company Limited. Negotiating another contract with a key supplier at similar terms and costs could have a severe and significant impact on the Group's results of operations.


28.   RELATED PARTY TRANSACTIONS

     Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.


     The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with members of the Sinopec Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IFRS, state-owned enterprises, other than Sinopec Group Company and its affiliates, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

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

     The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

                                                                                     Years ended December 31,

                                                                            Note       2001     2002      2003
                                                                                       RMB       RMB       RMB
Sales of goods...........................................................    (i)     34,286    32,635    38,291
Purchases................................................................   (ii)     19,029    26,073     34,359
Transportation and storage...............................................   (iii)     1,732     1,265      1,568
Exploration and development services.....................................   (iv)     10,250    10,310     13,699
Production related services..............................................    (v)      6,258     7,104      8,532
Ancillary and social services............................................   (vi)      2,049     1,902      1,821
Operating lease charges..................................................   (vii)     2,489     2,588      2,986
Agency commission income.................................................  (viii)         7        37         41
Intellectual property licence fee paid...................................   (ix)         10        10         10
Interest received........................................................    (x)        153       117        111
Interest paid............................................................   (xi)        534       636        583
Net deposits withdrawn from related parties..............................   (xii)       780     1,757      1,541
Net loans (repaid to)/obtained from related parties......................  (xiii)    (5,034)    1,390        315

     The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2003 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

     There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2002 and 2003.

     The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Notes:

(i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.


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

(iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

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

 (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses, trademarks, patents, technology and computer software.

(x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2002 and 2003 were RMB 5,805 and RMB 4,264, respectively.

(xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xii)  Deposits were withdrawn from Sinopec Finance Company Limited.

(xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited.

       In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarized as follows:


(a) The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

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

 (b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c) The Company has entered into lease agreements with Sinopec Group Company effective from January 1, 2000 to lease certain land and buildings at a rental of approximately RMB 2,007 and RMB 482, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

      In August 2003, the Company has entered into additional lease agreements with Sinopec Group Company effective from January 1, 2003 to lease additional land at a rental of approximately RMB 273 per annum.

(d) The Company has entered into agreements with Sinopec Group Company effective from January 1, 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

(e) The Company has entered into agency agreements effective from January 1, 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

(f) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from January 1, 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.


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

      As discussed in Note 1, the Group acquired the equity interest of Sinopec Maoming from Sinopec Group Company for a consideration of RMB 3,300. As of the valuation date, the carrying amount of the net asset acquired approximated the net appraised amount of RMB 3,300.

      As discussed in Note 1, the Group acquired the equity interest of Tahe Petrochemical and Xi'an Petrochemical from Sinopec Group Company for a consideration of RMB 356. As of the valuation date, the carrying amount of the net asset acquired approximated the net appraised amount of RMB 356.

      In December 2003, Sinopec Group Company repaid a bank loan of RMB 962 on behalf of a subsidiary of the Group in exchange for a receivable from that subsidiary.

29.   EMPLOYEE BENEFITS PLAN

     As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the years ended December 31, 2001, 2002 and 2003 were RMB 1,472, RMB 1,656 and RMB 1,791, respectively.

      The Company implemented a plan of share appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

      Under the plan, all share appreciation rights have an exercise period of five years. A recipient of share appreciation rights may not exercise the rights in the first 3 years after the date of grant. As of each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 30%, 70% and 100%, respectively, of the total share appreciation rights granted to such person.

      During 2003, the Company granted 258.6 million share appreciation right units to eligible employees accordingly.

      The exercise price of share appreciation rights initially granted is the initial public offering price of the Company's H shares. Upon exercise of the share appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of share appreciation rights exercised and the difference between the exercise price and average market price of the Company's H shares for the exercise period based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise.





     The Company recognizes compensation expense of the share appreciation rights over the applicable vesting period. For the year ended December 31, 2003, compensation expense recognized was RMB 120.

30.   SEGMENTAL REPORTING

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



                                  CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                (Amounts in millions of Renminbi, except per share data)

     Reportable information on the Group's business segments is as follows:

                                                                                 Years ended December 31,
                                                                           ----------------------------------
                                                                           2001          2002        2003
                                                                           ----          ----        ----
                                                                            RMB           RMB         RMB
Sales of goods
Exploration and production
     External sales....................................................     11,095        10,920       14,936
     Inter-segment sales...............................................     43,332        39,407       47,287
                                                                          --------      --------     --------
                                                                            54,427        50,327       62,223
Refining
     External sales....................................................     47,880        46,165       57,701
     Inter-segment sales...............................................    159,757       164,560      211,558
                                                                          --------      --------     --------
                                                                           207,637       210,725      269,259
Marketing and distribution
     External sales....................................................    180,610       184,378      238,210
     Inter-segment sales...............................................      2,460         2,329        2,602
                                                                          --------      --------     --------
                                                                           183,070       186,707      240,812
Chemicals
     External sales....................................................     53,301        63,071       80,682
     Inter-segment sales...............................................      6,291         7,878        7,415
                                                                          --------      --------     --------
                                                                            59,592        70,949       88,097
Corporate and others
     External sales....................................................     16,493        24,582       32,789
     Inter-segment sales...............................................      8,916        19,884       29,361
                                                                          --------      --------     --------
                                                                            25,409        44,466       62,150
Elimination of inter-segment sales.....................................   (220,756)    (234,058)     (298,223)
                                                                          --------      --------     --------
Total sales of goods...................................................    309,379       329,116      424,318
                                                                          --------      --------     --------

Other operating revenues
Exploration and production.............................................      6,168         7,305        8,039
Refining...............................................................      2,775         3,074        4,571
Marketing and distribution.............................................        201           342          548
Chemicals..............................................................      4,458         4,117        4,236
Corporate and others...................................................        648         1,191        1,424
                                                                          --------      --------     --------
Total other operating revenues.........................................     14,250        16,029       18,818
                                                                          --------      --------     --------
Total operating revenues...............................................    323,629       345,145      443,136
                                                                          ========      ========     ========

                                  CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                (Amounts in millions of Renminbi, except per share data)


Result                                                                           Years ended December 31,
                                                                           ----------------------------------
                                                                           2001          2002        2003
                                                                           ----          ----        ----
                                                                            RMB           RMB         RMB
Operating income by segment
   - Exploration and production........................................     23,185       14,787        19,160
   - Refining..........................................................      2,141        5,996         6,006
   - Marketing and distribution........................................      2,443        8,401        11,943
   - Chemicals.........................................................       (225)         596         2,159
   - Corporate and others..............................................        125       (1,101)       (2,001)
                                                                          --------      --------     --------
Total operating income.................................................     27,669       28,679        37,267
                                                                          --------      --------     --------
Income/(loss) from associates
   - Exploration and production........................................        258          152           293
   - Refining..........................................................         10            1            (1)
   - Marketing and distribution........................................         71           63            43
   - Chemicals.........................................................        (12)          32           (31)
   - Corporate and others..............................................          7           84           102
                                                                          --------      --------     --------
Aggregate income from associates ......................................        334          332           406
                                                                          --------      --------     --------
Finance costs
     Interest expense..................................................     (4,983)      (4,176)       (3,728)
     Interest income...................................................      1,191          345           308
     Foreign exchange losses...........................................       (261)        (384)         (413)
     Foreign exchange gains............................................        760           60            30
                                                                          --------      --------     --------
Net finance costs......................................................     (3,293)      (4,155)       (3,803)
'Investment income.......................................................      190          229            75
Gain from issuance of shares by a subsidiary...........................         --           --           136
                                                                          --------      --------     --------
Income before income tax and minority interests........................     24,900       25,085        34,081
Income tax.............................................................     (8,037)      (7,650)      (10,545)
                                                                          --------      --------     --------
Income before minority interests.......................................     16,863       17,435        23,536
Minority interests.....................................................       (617)      (1,120)       (1,943)
                                                                          --------      --------     --------
Net income.............................................................     16,246       16,315        21,593
                                                                          ========      ========     ========


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

     Interests in and income from associates are included in the segments in which the associates operate. Information on associates is included in Note 18. Additions to long-lived assets by operating segment are included in Notes 15 and 16.

                                  CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                (Amounts in millions of Renminbi, except per share data)

                                                                                     December 31,
                                                                           ----------------------------------
                                                                           2001          2002        2003
                                                                           ----          ----        ----
                                                                            RMB           RMB         RMB
Assets
Segment assets
   - Exploration and production.......................................     80,063      90,983       101,303
   - Refining.........................................................     89,160      90,581        96,460
   - Marketing and distribution.......................................     72,014      71,516        73,942
   - Chemicals........................................................     87,326      86,587        85,740
   - Corporate and others.............................................     17,014      18,227        12,980
                                                                          --------    --------      --------
Total segment assets..................................................    345,577     357,894       370,425
                                                                          --------    --------      --------
Interests in associates
   - Exploration and production.......................................      1,032       1,583         1,233
   - Refining.........................................................        120         147           136
   - Marketing and distribution.......................................      1,168       1,435         1,815
   - Chemicals........................................................      1,796       3,609         3,477
   - Corporate and others.............................................      1,189       1,275         1,420
                                                                          --------    --------      --------
Aggregate interests in associates.....................................      5,305       8,049         8,081
                                                                          --------    --------      --------
Unallocated assets....................................................     29,863      23,400        22,312
                                                                          --------    --------      --------
Total assets..........................................................    380,745     389,343       400,818
                                                                          ========    ========      ========
Liabilities
Segment liabilities
   - Exploration and production.......................................     13,419      16,126        15,773
   - Refining.........................................................     24,341      22,228        25,743
   - Marketing and distribution.......................................     18,700      19,472        21,091
   - Chemicals........................................................      9,997      13,885        16,857
   - Corporate and others.............................................      8,123       8,768         9,384
                                                                          --------    --------      --------
Total segment liabilities.............................................     74,580      80,479        88,848
                                                                          --------    --------      --------
Unallocated liabilities...............................................    125,902     121,032       118,205
                                                                          --------    --------      --------
Total liabilities.....................................................    200,482     201,511       207,053
                                                                          ========    ========      ========

     Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

                                                                                 Years ended December 31,
                                                                           ----------------------------------
                                                                           2001          2002        2003
                                                                           ----          ----        ----
                                                                            RMB           RMB         RMB
Capital expenditure
Exploration and production............................................     20,276       20,228       20,628
Refining..............................................................      9,121        6,660        9,729
Marketing and distribution............................................     17,256        6,982        6,826
Chemicals.............................................................     11,996        7,415        7,348
Corporate and others..................................................        528          816          518
                                                                          --------    --------      --------
                                                                           59,177       42,101       45,049
                                                                          ========    ========      ========
Capital expenditure of jointly controlled entities
Exploration and production............................................         --           --        1,200
Chemicals.............................................................         --           --        2,993
                                                                          --------    --------      --------
                                                                               --           --        4,193
                                                                          ========    ========      ========
Depreciation, depletion and amortization
Exploration and production............................................      8,081        9,033        9,413
Refining..............................................................      5,948        6,086        6,409
Marketing and distribution............................................      1,661        1,968        2,431
Chemicals.............................................................      7,443        7,877        8,016
Corporate and others..................................................        262          322          466
                                                                          --------    --------      --------
                                                                           23,395       25,286       26,735
                                                                          ========    ========      ========
Impairment losses on long-lived assets
Exploration and production............................................         --           --         310
Refining..............................................................         --           --         114
Chemicals.............................................................         --           --         453
                                                                          --------    --------      --------
                                                                               --           --         877
                                                                          ========    ========      ========

31.   PRINCIPAL SUBSIDIARIES

     Details of the Group's principle subsidiaries are as follows:

                                       Particulars
                                        of issued                    Percentage of equity
                                       capital and     Type of     held by     held by
  Name of company                    debt securities legal entity the Company Subsidiary        Principal activities
------------------------------------ --------------- ------------ ----------- ----------    ---------------------------
                                                                     %          %
China Petrochemical International       RMB1,400      Limited      100.00       __          Trading of crude oil and
   Company Limited                                     company                              petrochemical products

Sinopec Beijing Yanhua Petrochemical   RMB 3,374      Limited        70.01      __          Manufacturing of chemical products
Company Limited                                        company

Sinopec Sales Company Limited          RMB 1,700      Limited       100.00      __          Marketing and distribution of refined
                                                       company                              petroleum products

Sinopec Shengli Oilfield Company       RMB 30,028     Limited       100.00      __          Exploration and production of crude
   Limited                                             company                              oil and natural gas

Sinopec Fujian Petrochemical           RMB 2,253      Limited        50.00      __          Manufacturing of plastics,
Company           Limited (i)                          company                              intermediate petrochemical products
                                                                                            and petroleum products

Sinopec Maoming Refining and         RMB 1,064 and    Limited        99.81      __          Manufacturing of intermediate
Chemical Company Limited               RMB 1,500       company                              petrochemical products and petroleum
                                      convertible                                           products
                                         bonds

Sinopec Qilu Petrochemical Company     RMB 1,950      Limited        82.05      __          Manufacturing of intermediate
Limited                                                company                              petrochemical products and petroleum
                                                                                            products

Sinopec Shanghai Petrochemical         RMB 7,200      Limited        55.56      __          Manufacturing of synthetic fibers,
   Company Limited                                     company                              resin and plastics, intermediate
                                                                                            petrochemical products and petroleum
                                                                                            products

Sinopec Shijiazhuang Refining-         RMB 1,154      Limited        79.73      __          Manufacturing of intermediate
Chemical Company Limited                               company                              petrochemical products and petroleum
                                                                                            products

Sinopec Kantonnes Holdings Limited      HK$ 104       Limited         __       72.40        Trading of crude oil and petroleum
                                                       company                              products

Sinopec Wuhan Petroleum Group           RMB 147       Limited        46.25      __          Marketing and distribution of refined
   Company Limited (i)                                 company                              petroleum products

Sinopec Wuhan Phoenix Company           RMB 519       Limited        40.72      __          Manufacturing of petrochemical
   Limited (i)                                         company                              products and petroleum products

Sinopec Yangzi Petrochemical Company   RMB 2,330      Limited        84.98      __          Manufacturing of intermediate
Limited                                                company                              petrochemical products and petroleum
                                                                                            products

Sinopec Yizheng Chemical Fiber         RMB 4,000      Limited        42.00      __          Production and sale of polyester
Company Limited (i)                                    company                              chips and polyester fibers

Sinopec Zhenhai Refining and           RMB 2,524      Limited        71.32      __          Manufacturing of intermediate
Chemical          Company Limited                      company                              petrochemical products and petroleum
                                                                                            products

Sinopec Zhongyuan Petroleum Company     RMB 875       Limited        70.85      __          Exploration and production of crude
   Limited                                             company                              oil and natural gas

      Except for Sinopec Kantonnes Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

(i)   The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

32.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial assets of the Group include cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments as of December 31, 2002 and 2003.

     The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

     The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2002 and 2003:

                                                             December 31,
                                                          ---------------------
                                                            2002        2003
                                                          --------    --------
                                                             RMB         RMB

Carrying amount..................................         48,415      49,600
Fair value.......................................         48,875      49,698

     The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities.

     Investments are unquoted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

     The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

33.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The Group's accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Information relating to the nature and effect of such differences are set out below.

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

(b) Capitalization of property, plant and equipment

     In the years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalization of interest and pre-production results under IFRS that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalization of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortization effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment

     As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group were revalued as of September 30, 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming and Refining Assets were revalued as of December 31, 2000, June 30, 2003 and October 31, 2003, respectively in connection with the Acquisitions. Under IFRS, such revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

     Under US GAAP, property, plant and equipment, including land use rights, are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' equity.

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

(d) Exchange of assets

     As described in Note 28, the Company and Sinopec Group Company entered into an asset swap transaction on December 19, 2002. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction.

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

     The US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

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

(i) Companies included in consolidation

     Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and proportionately consolidates jointly controlled entities in which the Group has joint control with other venturers. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated nor proportionately consolidated, but rather be accounted for under the equity method. Accordingly, certain of the Group's subsidiaries, of which the Group owns between 40.72% to 50% of the outstanding voting stock, and the Group's jointly controlled entities are not consolidated nor proportionately consolidated under US GAAP and instead accounted for under the equity method. This exclusion does not affect the net income or shareholders' equity reconciliations between IFRS and US GAAP.

     Presented below is summarized financial information of such subsidiaries ad jointly controlled entities.


                                           Years ended December 31,
                                        ------------------------------
                                         2001        2002        2003
                                         ----        ----        ----
                                          RMB         RMB         RMB

Revenues................................  15,809      16,719      21,735
Income before income tax................     531         666       1,329
Net income..............................     329         468       1,090


                                           Years ended December 31,
                                        ------------------------------
                                         2001        2002        2003
                                         ----        ----        ----
                                          RMB         RMB         RMB

Current assets..........................   4,556       5,169       4,986
Total assets............................  15,564      17,463      27,607
Current liabilities.....................   3,267       4,612       5,902
Total liabilities.......................   3,823       4,992       9,238
Total equity............................  11,741      12,471      18,369


(j) Related party transactions

     Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 28 only refers to transactions with enterprises over which Sinopec Group Company is able to exercise significant influence.

     Under US GAAP, there are no similar exemptions. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 28.

(k) Recently issued accounting standards

      SFAS No. 150

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No.150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also includes required disclosures for financial instruments within its scope. For the Group, SFAS No.150 was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first financial year beginning after June 15, 2003. FASB Staff Provision No. FAS150-3 deferred certain provisions of SFAS No.150 for certain mandatorily redeemable non-controlling interests. The Group currently does not have any financial instruments that are within the scope of SFAS No.150.

     FIN No.46R

     In December 2003, the FASB issued Interpretation No. 46 (revised December
2003), "Consolidation of Variable Interest Entities" (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Group will be required to apply FIN 46R to variable interests in Variable Interest Entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

Reconciliation to US GAAP

     The effect on net income of significant differences between IFRS and US GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                                                   Reference       Years ended December 31,
                                                                    in Note     ------------------------------
                                                                     above      2001     2002    2003     2003
                                                                                ----     ----    ----     ----
                                                                                 RMB      RMB     RMB      US$
Net income under IFRS...........................................               16,246   16,315  21,593   2,609
US GAAP adjustments:
     Foreign exchange gains and losses..........................      (a)          76       76      76       9
     Capitalization of property, plant and equipment............      (b)          12       12      12       1
     Reversal of deficit on revaluation of property, plant and
       equipment................................................      (c)          --       --      86      10

     Depreciation on revalued property, plant and equipment.....      (c)       4,196    4,126   3,998     483
     Disposal of property, plant and equipment..................      (c)         232      544   1,316     159
     Exchange of assets.........................................      (d)          --       --      23       3
     Reversal of impairment of long-lived assets,
        net of depreciation effect..............................      (e)          59       59      47       6
     Employee reduction expenses................................      (f)      (2,885)      --      --      --
     Capitalized interest on investment in associates...........      (g)          70      110     141      17
     Goodwill amortization for the year.........................      (h)          --        6      --      --
     Cumulative effect of adopting SFAS No.142..................      (h)
                                                                                   --       11      --      --
     Deferred tax effect of US GAAP adjustments.................                 (470)  (1,509) (1,715)   (207)
                                                                               ------   ------  ------  ------
Net income under US GAAP........................................               17,536   19,750  25,577   3,090
                                                                               ======   ======  ======  ======
Basic earnings per share under US GAAP..........................                 0.21     0.23    0.30    0.04
                                                                               ======   ======  ======  ======
Basic earnings per ADS under US GAAP*...........................                20.59    22.78   29.50    3.56
                                                                               ======   ======  ======  ======

     In accordance with SFAS No.142's disclosure requirements, a reconciliation of reported net income under US GAAP to adjusted net income under US GAAP is presented below.


                                                                                   Years ended December 31,
                                                                          ------------------------------------
                                                                            2001         2002        2003         2003
                                                                            ----         ----        ----         ----
                                                                             RMB          RMB         RMB          US$

Net income under US GAAP...............................................     17,536         19,750      25,491       3,080
Add: Goodwill amortization.............................................          8             --          --          --
Less:   Amortization of negative goodwill..............................         (2)            --          --          --

Adjusted net income under US GAAP......................................     17,542         19,750       25,491      3,080

Basic earnings per share under US GAAP.................................       0.21           0.23         0.29       0.04
Basic earnings per ADS under US GAAP*..................................      20.60          22.78        29.40       3.55


* Basic net income per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

                                  CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                (Amounts in millions of Renminbi, except per share data)


     The effect on shareholders' equity of significant differences between IFRS and US GAAP as of December 31, 2002 and 2003 is as follows:


                                                                         Reference           December 31,
                                                                          in Note     -------------------------
                                                                           above      2002      2003       2003
                                                                                      ----      ----       ----
                                                                                       RMB       RMB        RMB
Shareholders' equity under IFRS........................................              163,823   167,899    20,286
US GAAP adjustments:
     Foreign exchange gains and losses.................................     (a)         (428)     (352)      (43)
     Capitalization of property, plant and equipment...................     (b)          (24)      (12)       (1)
     Revaluation of property, plant and equipment......................     (c)      (18,327)  (12,943)   (1,564)
     Deferred tax adjustments on revaluation...........................     (c)        5,628     4,004       484
     Exchange of assets................................................     (d)         (578)     (555)      (67)
     Reversal of impairment of long-lived assets.......................     (e)         (608)     (561)      (68)
     Capitalized interest on investment in associates..................     (g)          180       321        39
     Goodwill..........................................................     (h)           17        17         2
     Deferred tax effect of US GAAP adjustments........................                  484       398        48
Shareholders' equity under US GAAP.....................................              150,167   158,216    19,116

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                 PRODUCING ACTIVITIES (UNAUDITED) - (Continued)
                 (All currency amounts in millions of Renminbi)

     In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2001, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003 in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalized costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Table I:   Capitalized costs related to oil and gas producing activities

                                                                                 Years ended December 31,
                                                                          --------------------------------
                                                                            2001        2002        2003
                                                                            ----        ----        ----
                                                                             RMB         RMB         RMB

Property cost                                                                  --          --          --
Wells and related equipment and facilities...........................     109,977     125,790     143,492
Supporting equipment and facilities..................................      11,047      10,809      13,140
Uncompleted wells, equipment and facilities..........................       3,163       4,526       5,535
                                                                          -------     -------     -------
Total capitalized costs..............................................     124,187     141,125     162,167
Accumulated depreciation, depletion, amortization and impairment
   allowances........................................................     (56,069)    (62,397)    (70,726)
                                                                          -------     -------     -------
Net capitalized costs................................................      68,118      78,728      91,441
                                                                          =======     =======     =======

Table II:   Cost incurred in exploration and development

                                                                                 Years ended December 31,
                                                                          --------------------------------
                                                                            2001        2002        2003
                                                                            ----        ----        ----
                                                                             RMB         RMB         RMB

Exploration..........................................................       5,666       5,798       8,109
Development..........................................................      18,385      18,793      19,852
                                                                          -------     -------     -------
Total cost incurred..................................................      24,051      24,591      27,961
                                                                          =======     =======     =======

Table III:   Results of operations for oil and gas producing activities

                                                                                 Years ended December 31,
                                                                          --------------------------------
                                                                            2001        2002        2003
                                                                            ----        ----        ----
                                                                             RMB         RMB         RMB
Revenues
     Sales...........................................................       8,780       8,687      11,850
     Transfers.......................................................      43,269      39,407      47,287
                                                                          -------     -------     -------
                                                                           52,049      48,094      59,137
Production costs excluding taxes.....................................     (15,084)    (15,174)    (16,187)
Exploration expenses.................................................      (3,775)     (4,363)     (6,133)
Depreciation, depletion, amortization and impairment provisions.......     (7,126)     (8,133)     (8,684)
Taxes other than income tax..........................................        (875)       (860)       (970)
                                                                          -------     -------     -------
Income before income tax.............................................      25,189      19,564      27,163
Income tax expense...................................................      (8,312)     (6,456)     (8,964)
                                                                          -------     -------     -------
Results of operations from producing activities......................      16,877      13,108      18,199
                                                                          =======     =======     =======

     The results of operations for producing activities for the years ended December 31, 2001, 2002 and 2003 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

     The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2001, 2002 and 2003 are shown in the following table.

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

     "Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

                                                                               Years ended December 31,
                                                                          --------------------------------
                                                                            2001        2002         2003
                                                                            ----        ----         ----

Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year....................................................       3,168       3,215        3,320
Revisions of previous estimates......................................         (23)        119          (81)
Improved recovery....................................................         125         126          143
Extensions and discoveries...........................................         214         130          146
Production...........................................................        (269)       (270)        (271)
                                                                            -----       -----        -----
End of year..........................................................       3,215       3,320        3,257
                                                                            =====       =====        =====
Proved developed reserves
Beginning of year....................................................       2,490       2,444        2,732
                                                                            =====       =====        =====
End of year..........................................................       2,444       2,732        2,786
                                                                            =====       =====        =====
Proved developed and undeveloped reserves (gas)
   (billion cubic feet)
Beginning of year....................................................       3,342       3,488        3,329
Revisions of previous estimates......................................        (429)       (133)        (649)
Extensions and discoveries...........................................         738         153          396
Production...........................................................        (163)       (179)        (188)
                                                                            -----       -----        -----
End of year..........................................................       3,488       3,329        2,888
                                                                            =====       =====        =====
Proved developed reserves
Beginning of year....................................................       1,164       1,183        1,056
                                                                            =====       =====        =====
End of year..........................................................       1,183       1,056        1,249
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

     The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2001, 2002 and 2003 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.

                                                                              Years ended December 31,
                                                                         ---------------------------------
                                                                          2001        2002        2003
                                                                          ----        ----        ----
                                                                           RMB         RMB         RMB
Future cash flows....................................................     534,433     760,468     799,658
Future production costs..............................................    (224,487)   (287,887)   (311,568)
Future development costs.............................................     (25,221)    (26,852)    (23,838)
Future income tax expenses...........................................     (74,698)   (126,440)   (130,224)
Undiscounted future net cash flows...................................     210,027     319,289     334,028
10% annual discount for estimated timing of cash flows...............     (91,274)   (142,450)   (146,726)
Standardized measure of discounted future net cash flows.............     118,753     176,839     187,302

Table VI:   Changes in the standardized measure of discounted future net cash flows

                                                                              Years ended December 31,
                                                                         ---------------------------------
                                                                          2001        2002        2003
                                                                          ----        ----        ----
                                                                           RMB         RMB         RMB
Sales and transfers of oil and gas produced, net of production costs.     (52,294)    (26,740)    (41,802)
Net changes in prices and production costs...........................    (162,554)     63,625      11,923
Net change due to extensions, discoveries and improved recoveries....      22,859      23,319      27,721
Revisions of previous quantity estimates.............................      (3,729)      8,253      (5,951)
Previously estimated development costs incurred during the year......       7,349       6,935       6,865
Accretion of discount................................................      19,259      10,323      15,242
Net change in income taxes...........................................      56,131     (27,793)     (2,992)
Others...............................................................       2,535         164        (543)
Net change for the year..............................................    (110,444)     58,086      10,463

                                   SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    China Petroleum & Chemical Corporation


                                    By /s/ Chen Ge
                                    -------------------
                                    Name:  Chen Ge
                                    Title: Secretary to the Board of Directors



Date:  June 18, 2004

                                                                      Exhibit 1





                            Articles of Association

                                      of

                    China Petroleum & Chemical Corporation


















 Approved at the First Extraordinary General Meeting of 2003 on 22 April 2003
    Amended at the Annual General Meeting for the Year 2003 on 18 May 2004

                         CHAPTER 1 GENERAL PROVISIONS

Article 1 These Articles of Association are drawn up in accordance with the "Company Law of the People's Republic of China" (the "Company Law"), "Special regulations of the State Council regarding the issue of shares overseas and the listing of shares overseas by companies limited by share" (the "Special Regulations"), "Mandatory provisions for the Articles of Association of the Company to be Listed Overseas" ("Mandatory Provisions"), "Guidelines for Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and other relevant laws and regulations to maintain the legitimate interests of China Petroleum & Chemical Corporation (the "Company") and its shareholders and creditors, and to regulate the organization and conducts of the Company.

Article 2 These Articles of Association of the Company are effective on the date of incorporation of the Company. Any amendment to these Articles of Association involving the Mandatory Provisions shall be effective upon being passed by the shareholders in a general meeting and examined and approved by the company authorized by the State Council.

               From the date on which the Company's Articles of Association come into effect, the Company's Articles of Association shall constitute a legally binding document regulating the Company's organization and activities, and the rights and obligations between the Company and its shareholders and among the shareholders inter se.

Article 3 These Articles of Association are binding on the Company, its shareholders and directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors; all of whom are entitled, according to these Articles of Association, to make claims concerning the affairs of the Company.

               A shareholder may take action against the Company and the Company may take action against a shareholder or a director, a supervisor, the president, the vice-president, the Chief Financial Officer or the secretary of the board of directors pursuant to these Articles of Association. A shareholder may also take action against another shareholder or directors, supervisors, president, vice-president, Chief Financial Officer and the secretary of the board of directors of the Company pursuant to these Articles of Association.

               The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

Article 4 The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and administrative regulations of the State.

               The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People's Republic of China ("PRC"), as evidenced by approval document Guo Jing Mao Qi Gai [2000] No. 154. It is registered with and has obtained a business licence from China's State Administration Bureau of Industry and Commerce on 25 February 2000.

               The Company's business licence number is: 1000001003298. The promoter of the Company is: China Petrochemical Corporation.

Article 5      The registered name of the Company:
               In Chinese:                             [Chineses omitted]
               Abbreviation:                           [Chineses omitted]
               In English:                             China Petroleum
                                                         & Chemical Corporation

               Abbreviation:                           SINOPEC Corp.

Article 6      The address of the Company:             A6, Huixindong Street,
                                                       Chaoyang District,
                                                       Beijing, China.
               Zip:                                    100029
               Tel:                                    (010) 64999295
               Fax:                                    (010) 64999294
               Website:                                www.sinopec.com.cn

Article 7 The Company's legal representative is the Chairman of the board of directors of the Company.

Article 8 The Company is a joint stock limited company which has perpetual existence.

               The capital of the Company is divided into shares of equal value. The rights and responsibilities of the Company's shareholders shall only be limited to the proportion of the shares as held by them; the Company shall be responsible for the Company's debts by all of its assets.

               The Company is an independent legal person, subject to the jurisdiction and under the protection of the laws and administrative rules of the PRC.

Article 9 The Company may set up wholly-owned or holding branch organizations such as subsidiaries, branches, representative offices and offices according to its business development needs. The wholly-owned or holding subsidiary may be named with China Petroleum & Chemical Corporation's abbreviation "SINOPEC". The branches, representative offices and offices are non-legal person branch organizations and shall be named with the full name of China Petroleum & Chemical Corporation.

               The Company may set up branch organizations (whether or not wholly-owned) outside the PRC and in the Hong Kong SAR, Macau SAR and Taiwan according to its business development needs and upon the approval of the relevant government body.

Article 10 The Company may invest in other limited liability companies or joint stock limited companies. The Company's liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company.

               The Company shall not become the unlimited liability shareholder of other profit-making organizations.

               Upon approval of the companies approving department authorized by the State Council, the Company may, according to its operating and management needs, operate as a holding company as prescribed in Article 12(2) of the Company Law.

           CHAPTER 2 THE COMPANY'S OBJECTIVES AND SCOPE OF BUSINESS

Article 11 The operation objectives of the Company are: maximization of the Company's profits, maximization of shareholders' return.

Article 12 The Company's scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

               The Company's scope of business includes: the exploration, exploitation and sales of oil and natural gas; pipeline transportation of oil and natural gas; oil refining; the production, sales and storage of oil, petrochemical products, chemical fiber products and other chemical products; wholesaling, retailing and storage of oil and other oil products; operation of 24-hour stores; power generation; manufacturing and installation of machinery; purchase and sales of raw materials, charcoal, equipment and parts; supervision of manufacturing of equipment; research, development and application of technology and information; import and export; and provision of technology and labour.

                    CHAPTER 3 SHARES AND REGISTERED CAPITAL

Article 13 There must, at all times, be ordinary shares in the Company, which include the "domestic-invested shares" and the "foreign-invested shares". Subject to the approval of the companies approving department authorized by the State Council, the Company may, according to its requirements, create different classes of shares.

Article14      The shares issued by the Company shall each have a par value of
               Renminbi one yuan. "Renminbi" as mentioned above means the legal currency of the PRC.

Article 15 Shares of the Company are in the form of share certificates. Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors. The issue of shares by the Company shall adhere to the principle of openness and fairness.

               "Foreign Investors" means those investors who subscribe for the Company's shares and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. "Domestic Investors" means those investors who subscribe for the Company's shares and who are located within the territory of the PRC (except the areas referred to above).

Article 16 Shares which the Company issues to domestic investors for subscription in Renminbi are called "Domestic-Invested Shares". Domestic-invested shares listed domestically are called "Domestic-Listed Domestic-Invested shares" whilst other kinds of domestic-invested shares are called "Non-Listed
               Domestic-Invested Shares".

               Shares which the Company issues to foreign investors for subscription in foreign currencies are called "Foreign-Invested Shares". Foreign-invested shares which are listed overseas are called "Overseas-Listed Foreign-Invested Shares".

               "Foreign currencies" means the legal currencies of countries or districts outside the PRC which are recognized by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

               The shareholders of "Domestic-Invested Shares" and the shareholders of "Overseas-Listed Foreign-Invested Shares" shall be shareholders of ordinary shares, possessing the same rights and undertaking the same obligations.

Article 17 Foreign-Invested Shares issued by the Company and which are listed in Hong Kong shall be referred to as "H Shares". "H Shares" means the shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars.

Article 18 The Company's domestic-invested shares are held on trust by the Shanghai branch of the China Securities Registration and Clearing Company Limited. The Company's H shares are mainly held by the Hong Kong Securities Clearing Company Limited.

Article 19 The Company has at the time of its establishment issued to the promoter, China Petrochemical Corporation, 6,880,000 ordinary shares, representing 100% of the issued ordinary shares of the Company at that time.

Article 20 After the establishment of the Company and upon the approval of the companies approving department authorized by the State Council, the promoter, China Petrochemical Corporation, transferred 19,379,390,000 domestic-invested shares to holders of other non-listed domestic-invested shares; the Company issued 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation). Upon completion of the H share issuance, the Company issued 2,800,000,000 domestic-listed domestic-invested shares.

               The existing structure of the Company's share capital is as follows: the total number of issued ordinary shares of the Company is 86,702,439,000 shares, out of these, 47,742,561,000 shares representing 55.07% of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 19,379,390,000 shares representing 22.35% are held by other non-listed domestic-invested shareholders; 2,800,000,000 shares representing 3.23% are held by domestic-listed domestic-invested shareholders; and 16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

Article 21 The Company's board of directors may take all necessary action for the respective issuance of the Overseas-Listed
               Foreign-Invested Shares and Domestic-Invested Shares after the proposals for issuance of the same have been approved by the securities authority of the State Council.

               The Company may implement its proposal to issue Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares pursuant to the preceding paragraph within fifteen (15) months from the date of approval by the securities regulatory organ of the State Council.

Article 22 Where the total number of shares stated in the proposal for the issuance of shares include Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares, such shares should be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for all at once due to special circumstances, the shares may, subject to the approval of the securities regulatory organ of the State Council, be issued on separate occasions.

Article 23     The registered capital of the Company is RMB86,702,439,000.

Article 24 The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company's Articles of Association.

               The Company may increase its capital in the following ways:

               (1) by offering new shares for subscription by unspecified investors;

               (2)      by placing new shares to its existing shareholders;

               (3) by allotting bonus shares to its existing shareholders;

               (4) to increase the share capital with common reserve fund;

               (5) by any other means which is permitted by the laws, administrative regulations and the competent department under the securities authority of the State Council.

               After the Company's increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company's Articles of Association, the issuance thereof should be made in accordance with the procedures set out in the relevant laws and administrative regulations of the State.

Article 25 Unless otherwise stipulated in the relevant laws or administrative regulations, shares in the Company shall be freely transferable and are not subject to any lien.

            CHAPTER 4 REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 26 According to the provisions of the Company's Articles of Association, the Company may reduce its registered capital. In so doing, it shall act according to the Company Law, other relevant provisions and these Articles of Association.

Article 27 The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

               The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish an announcement in a newspaper at least three
               (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

               The Company's registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

Article 28 The Company may, in accordance with the procedures set out in the Company's Articles of Association and with the approval of the relevant governing authority of the State, repurchase its outstanding shares under the following circumstances:

               (1) cancellation of shares for the purposes of reducing its capital;

               (2) merging with another company that holds shares in the Company;

               (3) other circumstances permitted by laws and administrative regulations.

               The Company shall repurchase its outstanding shares in accordance with the stipulations of Article 29 to Article 32.

Article 29 The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the
               State:

               (1) by making an offer for the repurchase of shares to all its shareholders on a pro rata basis;

               (2) by repurchasing shares through public dealing on a stock exchange;

               (3) by repurchasing shares outside of the stock exchange by means of an off-market agreement;

               (4) by any other means which is permitted by the laws, administrative regulations and the securities regulatory organ of the State Council.

Article 30 The Company must obtain the prior approval of the shareholders in a general meeting in the manner stipulated in the Company's Articles of Association before it can repurchase shares outside the stock exchange by means of an off-market agreement. The Company may, by obtaining the prior approval of the shareholders in a general meeting (in the same manner), rescind or vary any contract which has been so entered into or waive any right thereof.

               A contract for the repurchase of shares referred to in the preceding paragraph includes (without limitation) an agreement to become liable to repurchase shares or an agreement to have the right to repurchase shares.

               The Company may not assign any contract for the repurchase of its shares or any right contained in such contract.

Article 31 Shares which have been legally repurchased by the Company shall be cancelled within 10 days of completion of the repurchase (or such other shorter period as required by law or administrative regulations), and the Company shall apply to the original companies registration authority for registration of the change in its registered capital.

               The aggregate par value of the cancelled shares shall be deducted from the Company's registered share capital.

Article 32 Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its outstanding shares:

               (1) where the Company repurchases shares at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a new issue of shares made for that purpose;

               (2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value may be made out of the book surplus of distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

                        1. if the shares being repurchased were issued at par value, payment shall be made out of the book surplus of distributable profits of the Company;

                        2. if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus of distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose, provided that the amount paid out of the proceeds of the new issue shall not exceed the aggregate amount of premiums received by the Company on the issue of the shares repurchased nor shall it exceed the book value of the Company's capital common reserve fund account (including the premiums on the new issue) at the time of the repurchase;

               (3) the Company shall make the following payments out of the Company's distributable profits:

                        1. payment for the acquisition of the right to repurchase its own shares;

                        2. payment for variation of any contract for the repurchase of its shares;

                        3. payment for the release of its obligation(s) under any contract for the repurchase of shares;

               (4) after the Company's registered capital has been reduced by the aggregate par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment of the par value of shares which have been repurchased shall be transferred to the Company's capital common reserve fund account.

           CHAPTER 5 FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

Article 33 The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or is proposing to acquire shares in the Company. This includes any person who directly or indirectly incurs any obligations as a result of the acquisition of shares in the Company.

               The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to the Obligor for the purposes of reducing or discharging the obligations assumed by such person.

               This Article shall not apply to the circumstances specified in
               Article 35 of this Chapter.

Article 34 For the purposes of this Chapter, "financial assistance" includes (without limitation) the following:

               (1)      gift;

               (2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the Obligor), compensation (other than compensation in respect of the Company's own default) or release or waiver of any rights;

               (3) provision of loan or the making of any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party, or the change in parties to, or the assignment of rights under, such loan or contract;

               (4) any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

               For the purposes of this Chapter, "assumption of obligations" includes the assumption of obligations by way of contract or by way of arrangement (irrespective of whether such contract or arrangement is enforceable or not and irrespective of whether such obligation is to be borne solely by the Obligor or jointly with other persons) or by any other means which results in a change in his financial position.

Article 35     The following acts shall not be deemed to be acts prohibited by
               Article 33 of this Chapter:

               (1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of a master plan of the Company;

               (2) the lawful distribution of the Company's assets as dividend;

               (3)      the distribution of dividends in the form of shares;

               (4) a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the share holding structure of the Company effected in accordance with the Company's Articles of Association;

               (5) the provision of loans by the Company within its scope of business and in the ordinary course of its business, where the provision of loans falls within part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

               (6) contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

           CHAPTER 6 SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 36     Share certificates of the Company shall be in registered form.

               The shares of the Company shall bear the following main items:

               (1)      Name of the Company;

               (2)      Date of registration and establishment of the Company;

               (3) Type of shares, par value and the number of shares it represents;

               (4)      Code of share certificates;

               (5) Other matters as required by the Company Law, Special Regulations and the stock exchange on which the shares of the Company are listed.

Article 37 The shares of the Company may be transferred, donated, inherited and pledged in accordance with the relevant laws, administrative rules, regulations of the competent department(s) as well as these Articles of Association.

               The transfer of shares shall be registered with the share registration organisation appointed by the Company.

Article 38     The Company does not accept the pledging of its shares.

Article 39 The directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company shall, during their term of office, declare to the Company regularly the Company's shares held by them. During their term of office and within 6 months of their leaving, they may not transfer the Company's shares held by them.

Article 40 If a shareholder who holds 5% or above of voting shares sells his shares in the Company within 6 months of his purchase or purchases again within 6 months of the sale, the profits thus made shall belong to the Company.

               The preceding provision shall apply to senior officers prescribed in the articles of association of a legal person shareholder holding 5% or above of the voting shares in the Company, including but without limitation to its directors, supervisors and the president.

Article 41 Share certificates of H-shares of the Company shall be signed by the Chairman of the Company's board of directors. Where the stock exchange(s) on which the Company's shares are listed require other directors and/or supervisors, president, vice-president, Chief Financial Officer and the secretary of the board of directors of the Company to sign on the share certificates, the share certificates shall also be signed by such officer(s). The share certificates shall take effect after being sealed or imprinted with the seal of the Company (or the Company chop for securities). The share certificate shall only be sealed with the Company's seal or securities chop under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other officer(s) of the Company may be printed in printed form.

Article 42 The Company shall keep a register of shareholders which shall contain the following particulars:

               (1) the name (title) and address (residence), the occupation or nature of each shareholder;

               (2) the class and quantity of shares held by each shareholder;

               (3) the amount paid-up on or agreed to be paid-up on the shares held by each shareholder;

               (4) the share certificate number(s) of the shares held by each shareholder;

               (5) the date on which each person was registered as a shareholder;

               (6) the date on which any shareholder ceased to be a shareholder.

               Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of the shareholders' shareholdings in the Company.

Article 43 The Company may, in accordance with the mutual understanding and agreements made between the securities regulatory organ of the State Council and overseas securities regulatory organizations, maintain the register of shareholders of Overseas-Listed Foreign-Invested Shares overseas and appoint overseas agent(s) to manage such register of shareholders. The original register of shareholders for holders of H Shares shall be maintained in Hong Kong.

               A duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares shall be maintained at the Company's residence. The appointed overseas agent(s) shall ensure consistency between the original and the duplicate register of shareholders at all times.

               If there is any inconsistency between the original and the duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares, the original register of shareholders shall prevail.

Article 44 The Company shall have a complete register of shareholders which shall comprise the following parts:

               (1) the register of shareholders which is maintained at the Company's residence (other than those share registers which are described in sub-paragraphs (2) and (3) of this Article);

               (2) the register of shareholders in respect of the holders of Overseas-Listed Foreign-Invested Shares of the Company which is maintained in the same place as the overseas stock exchange on which the shares are listed; and

               (3) the register of shareholders which is maintained in such other place as the board of directors may consider necessary for the purposes of the listing of the Company's shares.

Article 45 Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register.

               All Overseas-Listed Foreign-Invested Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Company's Articles of Association. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognize any instrument of transfer and would not need to provide any reason therefor:

               (1) a fee of HK$2.50 per instrument of transfer or such higher amount agreed by the Stock Exchange has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the right of ownership of the shares;

               (2) the instrument of transfer only relates to Overseas-Listed Foreign-Invested Shares listed in Hong Kong;

               (3) the stamp duty which is chargeable on the instrument of transfer has already been paid;

               (4) the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided;

               (5) if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

               (6) the Company does not have any lien on the relevant shares.

               All Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall be transferred by an instrument in writing in any usual or common form or any other form which the directors may approve. The instrument of transfer of any share may only be executed by hand without seal, or if the assignor or the assignee is the recognized clearing house or its nominee, the share transfer form may be executed by hand or in mechanically-printed form. All instruments of transfer must be placed at the legal address of the Company or in other places as the Board of Directors may be specified at any time.

               Amendments or rectification of the register of shareholders shall be made in accordance with the laws of the place where the register of shareholders is maintained.

Article 46 No change may be made in the register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders' general meeting or within five (5) days before the determination date for the Company's distribution of dividends.

Article 47 When the Company needs to convene a shareholders' meeting for the purposes of determination, dividend distribution, for liquidation or for any other purpose which need to determine shareholdings, the board of directors shall determine a record date for the determination of shareholdings. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such record date.

Article 48 Any person who disputes the register of shareholders and asks for inclusion of his name in or removal of his name from the register of shareholders may apply to a court of competent jurisdiction for rectification of the register.

Article 49 For any person who is a registered shareholder or who claims to be entitled to have his name (title) entered in the register of shareholders in respect of shares in the Company may, if his share certificate (the "original certificate") relating to the shares is lost, he may apply to the Company for a replacement share certificate in respect of such shares (the "Relevant Shares").

               Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law.

               Application by a holder of Overseas-Listed Foreign-Invested Shares, who has lost his share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

               The issue of a replacement share certificate to a holder of H Shares, who has lost his share certificate, shall comply with the following requirements:

               (1) The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, of which the contents shall include the grounds upon which the application is made and the circumstances and evidence of the loss, and the declaration showing that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

               (2) The Company has not received any declaration made by any person other than the applicant declaring that his name shall be entered in the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

               (3) The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

               (4) The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the notice to be published and may publish the notice upon receipt of confirmation from such stock exchange that the notice has been exhibited in the premises of the stock exchange. Such notice shall be exhibited in the premises of the stock exchange for a period of ninety (90) days. In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

               (5) If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his application.

               (6) Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

               (7) All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable guarantee is provided by the applicant therefor.

Article 50 Where the Company issues a replacement share certificate pursuant to the Company's Articles of Association, as for a bona fide purchaser obtaining new share certificates referred to above or a shareholder registered as a owner of the shares (in case of a bona fide purchaser), his name (title) shall not be removed from the register of shareholders.

Article 51 The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original share certificate or the issuance of the replacement share certificate unless the claimant is able to prove that the Company has acted in a deceitful manner.

                CHAPTER 7 SHAREHOLDERS' RIGHTS AND OBLIGATIONS

Article 52 A shareholder of the Company is a person who lawfully holds shares in the Company and whose name (title) is entered in the register of shareholders.

               A shareholder shall enjoy rights and assume obligations according to the class and amount of shares held by him; shareholders who hold shares of the same class shall enjoy the same rights and assume the same obligations.

               For the joint shareholders, if one of the joint shareholders has passed away, the surviving shareholder shall be deemed by the Company to have the ownership of the related shares, but the Board of Directors is entitled to ask for the provision of the suitable death certificate for the purpose of revision of the shareholders' register. For the joint shareholders, only the first named shareholder in the shareholders' register has the right to receive the share certificates of the related shares, receive the notice of the Company, attend the shareholders' general meeting and exercise his voting right; while, any notice delivered to the said shareholder shall be deemed as if the notice has been delivered to all of the joint shareholder of the related shares.

Article 53 The shareholders of ordinary shares of the Company shall enjoy the following rights:

               (1) the right to receive dividends and other distributions in proportion to their shareholdings;

               (2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat according to their shareholdings;

               (3) the right to supervise the Company's business operations, the right to present proposals or to raise queries;

               (4) the right to transfer, donate and pledge shares in accordance with laws, administrative regulations and provisions of the Company's Articles of Association;

               (5) subject to production of the relevant proofs of the type and quantity of shares that they are holding to the Company and verification of their identities of shareholders by the Company, the right to obtain relevant information in accordance with laws, administrative regulations and provisions of these Articles of Association, which information includes:

                        i. the right to obtain a copy of the Company's Articles of Association, subject to payment of costs;

                        ii. the right to inspect and copy, subject to payment of a reasonable fee:

                              (i)   all parts of the register of shareholders;

                              (ii)  personal particulars of each of the
                                    Company's directors, supervisors,
                                    president, vice-president, Chief Financial
                                    Officer and secretary of the board of
                                    directors, including:

                                    (a)      present and former name and
                                             alias;

                                    (b)      principal address (place of
                                             residence);

                                    (c)      nationality;

                                    (d)      primary and all other part-time
                                             occupations and duties;

                                    (e)      identification documents and the
                                             numbers thereof;

                              (iii) report on the state of the Company's share
                                    capital;

                              (iv) reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the last accounting year and the aggregate amount paid by the Company for this purpose;

                              (v)   minutes of shareholders' general meetings;

                              (vi) regular reports and interim reports of the Company.

               (6) in the event of the termination or liquidation of the Company, the right to participate in the distribution of remaining assets of the Company in accordance with the number of shares held;

               (7) in the event that the resolution of a shareholders' general meeting or board meeting is against the law or administrative rules and has infringed the legitimate interest of a shareholder, the shareholder shall have the right to commence legal proceedings to stop the illegal or infringing act and to ask the Company to bring a claim for compensation;

               (8) other rights conferred by laws, administrative regulations and these Articles of Association.

Article 54 The shareholders of ordinary shares of the Company shall assume the following obligations:

               (1)      to comply with these Articles of Association;

               (2) to pay subscription money according to the number of shares subscribed and the method of subscription;

               (3) not to retire from being a shareholder unless required by law or administrative regulations;

               (4) other obligations imposed by laws, administrative regulations and these Articles of Association.

               Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

Article 55 In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which the Company's shares are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

               (1) act honestly in the best interests of the Company in removing a director or supervisor;

               (2) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the Company's assets in any way, including (without limitation to) opportunities which are beneficial to the Company;

               (3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual interest of other shareholders, including (but without limitation to) rights to distributions and voting rights (excluding a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Company's Articles of Association).

Article 56 For the purpose of the foregoing Article, a "controlling shareholder" means a person who satisfies any one of the following conditions:

               (1) a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

               (2) a person who, acting alone or in concert with others, has the power to exercise 30% or more or has power to control the exercise of 30% or more of the voting rights in the Company;

               (3) a person who, acting alone or in concert with others, holds 30% or more of the issued and outstanding shares of the Company;

               (4) a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

               "Acting in concert" referred to above means the acting of two or more persons by agreement (whether verbal or in writing) so as to gain or strengthen the control of the Company through the acquisition of voting rights in the Company by either of them.

                   CHAPTER 8 SHAREHOLDERS' GENERAL MEETINGS

Article 57 The shareholders' general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

               The Company shall draw up "Rules and Procedures for the Shareholders' General Meetings" for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Shareholders' General Meetings shall include the followings:

               (1) functions and powers of the shareholders general meetings;

               (2) authorities given by the shareholders' general meetings to the board of directors;

               (3) procedures for the convening of a shareholders' general meeting, which include the putting forward, collection and approval of motions and notices of meetings and any change thereto, registration of the meeting, convening of, voting and resolutions made in the meeting, adjournments, past-session matters and announcements, etc.;

               (4) other matters deemed necessary by the shareholders' general meeting.

               The Rules and Procedures for the Shareholders' General Meetings is an integral part of and has the same legal effect as these Articles of Association.

Article 58 The shareholders' general meeting shall have the following functions and powers:

               (1) to decide on the Company's operational policies and investment plans;

               (2) to elect and replace directors and to decide on matters relating to the remuneration and liability insurance of directors;

               (3) to elect and replace supervisors who are shareholder representatives and to decide on matters relating to the remuneration and liability insurance of supervisors;

               (4) to examine and approve the board of directors' reports;

               (5) to examine and approve the supervisory committee's reports;

               (6) to examine and approve the Company's profit distribution plans and loss recovery plans;

               (7) to examine and approve the Company's proposed annual preliminary and final financial budgets;

               (8) to pass resolutions on the increase or reduction of the Company's registered capital;

               (9) to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company;

               (10) to pass resolutions on the issue of debentures by the Company;

               (11) to pass resolutions on the appointment, dismissal and non-reappointment of the accountants of the Company;

               (12) to amend the Company's Articles of Association and its appendices (including the Rules and Procedures for the Shareholders' General Meetings, Rules and Procedures for the Board of Directors' Meetings and Rules and Procedures for the Supervisors' Meetings);

               (13) to consider motions raised by the supervisory committee or shareholders who represent 5% or more of the total number of voting shares of the Company at annual general meetings;

               (14) to decide on other matters which, according to laws, administrative regulations, regulations of the competent department(s) or these Articles of Association, need to be approved by shareholders in general meetings;

Article 59 Matters which shall be determined by the shareholders in a general meeting according to the laws, administrative regulations, regulations of the competent departments or these Articles of Association must be discussed by the shareholders in a general meeting in order to protect the shareholders' right of decision on those matters. Where necessary and reasonable, the board of directors or its secretary may be appointed in a shareholders' general meeting to determine (if so authorized in the general meeting) specific matters which are related to the matters to be resolved and are not possible or not necessary to be determined in that general meeting. Please see the Rules and Procedures for the Shareholders' General Meetings for the form of authorization by shareholders to the board of directors in a shareholders' general meeting to determine major matters of the Company.

               If the shareholders authorize the board of directors or its secretary in a general meeting to determine matters which shall be determined by ordinary resolutions, the matter should be resolved by more than one-half of the attending shareholders (including their proxy) who have voting rights; if the authorization relates to matters which shall be determined by special resolutions, the matter should be resolved by more than two-thirds of the attending shareholders (including their proxy) who have voting rights. The authorization should be clear and specific.

Article 60 Unless prior approval of shareholders in the form of a special resolution is obtained in a general meeting, the Company shall not enter into any contract with any person other than the directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company pursuant to which such person shall be responsible for the management and administration of the whole or any substantial part of the Company's business.

Article 61 Shareholders' general meetings are divided into annual general meetings ("AGM") and extraordinary general meetings ("EGM"). Unless otherwise provided in these Articles of Association and the Rules and Procedures for the Shareholders' General Meetings, shareholders' general meetings shall be convened by the board of directors.

Article 62 AGMs are held once every year and within six (6) months from the end of the preceding accounting year. At least the following matters should be resolved in an AGM:

               (1)      examination of the board of directors' annual report;

               (2) examination of the supervisory committee's annual report;

               (3) examination of the Company's profit distribution proposal;

               (4) examination of the Company's audited final budgets for the preceding year;

               (5) engagement, removal or non-renewal of the appointment of the accounting firm by the Company and determination of the remuneration of the accounting firm so engaged.

               Matters to be considered in an AGM including but without limitation to the above matters, and any matter that could be considered in a general meeting may be considered in an AGM.

               In an AGM, the supervisory committee and shareholders who individually or jointly hold 5% or more of the Company's voting shares shall have the right to put forward provisional motions.

Article 63 The board of directors shall convene an EGM within two (2) months after the occurrence of any one of the following events:

               (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company's Articles of Association;

               (2) where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

               (3) where shareholder(s) who individually or jointly hold 10% or more of the Company's issued and outstanding voting shares (not including voting by proxy) request(s) in writing for the convening of an EGM;

               (4) whenever the board of directors deems necessary or the supervisory committee so requests;

               (5) other circumstances provided by these Articles of Association. The shareholdings referred to in item (3) above shall be calculated as at the date of written request of the shareholders.

Article 64 Any request for the board of directors to hold an AGM or class meeting made by the supervisory committee or shareholders who individually or jointly hold 10% of the Company's voting shares entitling them to vote in that proposed meeting shall be dealt with according to the provisions of the Rules and Procedures for the Shareholders' General Meetings.

               If a meeting is convened by the shareholders themselves where the board of directors has not given the required consent under the Rules and Procedures for the Shareholders' General Meetings to the same, the reasonable expenses thus incurred shall be borne by the Company and paid out of the money payable by the Company to the negligent director(s).

Article 65 If the number of members of the board of directors falls short of the number prescribed by the Company Law or is less than two-thirds of the number prescribed in these Articles of Association, or if the Company's non-recovered loss has amounted to one third of the share capital and the board of directors has failed to call for an EGM in the prescribed time, shareholders may call for an EGM on their own according to the prescribed procedures of the Rules and Procedures for the Shareholders' General Meetings.

Article 66 Any shareholders who individually or jointly hold 10% or more of the voting shares entitling them to vote in the proposed meeting have any dispute as to the board of directors' non-inclusion of their motion into the agenda may, according to the prescribed procedures of the Rules and Procedures for the Shareholders' General Meetings, ask for the convening of an EGM.

Article 67 A motion of a shareholders' general meeting is a discussion paper of a matter which should be discussed in a general meeting and shareholders should resolve on the specific motion in a general meeting. The contents, form and issuing procedures of a motion shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

Article 68 When the Company convenes a shareholders' general meeting, written notice of the meeting shall be given forty-five (45) days (including the date of the meeting) before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. The contents, form and issuing procedures of the notice shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

Article 69 Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one
               (1) or more persons (whether such person is a shareholder or not) as his proxy or proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorization from that shareholder:

               (1)      the shareholders' right to speak at the meeting;

               (2)      the right to demand or join in demanding a poll;

               (3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

               If the said shareholder is a recognized clearing house as defined by Securities and Futures (Clearing House) Ordinance (Chapter 420 of Hong Kong Law) or the Securities and Futures Ordinance, the shareholder may authorize one or more suitable person to act as its representative at any shareholders' general meeting or any kinds of shareholders' general meeting; however, if more than one person are authorized, the power of attorney shall clearly indicate the number and types of the stocks involved by way of the said authorization. The persons after such authorization may represent the recognized clearing house (or its "proxy") to exercise the rights, as if they were the individual shareholders of the Company.

Article 70 The instrument appointing a proxy to attend the general meeting shall be in writing clearly indicating the number of shares of the appointor represented by the proxy and shall be under the hand of the appointor or his attorney duly authorized in writing, or if the appointor is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If several proxies are appointed, such written instrument shall clearly indicate the number of shares of the appointor represented by each proxy. The remaining contents and form of the instrument shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

Article 71 Any form given to a shareholder by the directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote in favour of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.

Article 72 A vote made in accordance with the terms of a proxy shall be valid notwithstanding the death or loss of capacity of the appointor or revocation of the proxy or the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that the Company did not receive any written notice in respect of such matters before the commencement of the relevant meeting.

Article 73 Apart from the independent directors, the Company's board of directors and shareholders who meet the relevant requirements may also collect from other shareholders of the Company the rights to vote in a shareholders' general meeting. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected.

Article 74 When a connected transaction is discussed in a shareholders' general meeting, the connected shareholders shall not take part in the voting and the number of voting shares represented by him will not be counted in. Announcements of resolutions made in the shareholders in a general meeting shall make full disclosure of the votes cast by non-connected shareholders.

               If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results.

Article 75 A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents except when the accumulated voting system under
               Article 103 hereof regarding election of directors is adopted in which case one (1) vote is attached to each share. Please refer to the Rules and Procedures for the Shareholders' General Meetings for the implementation of the accumulated voting system.

Article 76 At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded or otherwise required by the listing rules of the stock exchanges on which the Company's shares are listed:

               (1)      by the chairman of the meeting;

               (2) by at least two (2) shareholders present in person or by proxy entitled to vote thereat;

               (3) by one (1) or more shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting singly or in aggregate, before or after a vote is carried out by a show of hands.

               Unless a poll is demanded, a declaration by the chairman that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence of the number or proportion of votes in favour of or against such resolution.

               The demand for a poll may be withdrawn by the person who demands the same.

Article 77 A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

Article 78 On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast all his votes in the same way.

Article 79 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall have a casting vote.

Article 80 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

               An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including their proxy) present at the meeting.

               A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including their proxy) present at the meeting. The shareholders (including their proxy) attending the meeting shall clearly show approval or objection to every matter to be voted on. As for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of this matter.

Article 81 The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

               (1) work reports of the board of directors and the supervisory committee;

               (2) profit distribution plans and loss recovery plans formulated by the board of directors;

               (3) removal of members of the board of directors and members of the supervisory committee who are shareholders' representatives, their remuneration and manner of payment and their liability insurance;

               (4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

               (5) matters other than those which are required by the laws and administrative regulations or by the Company's Articles of Association to be adopted by special resolution.

Article 82 The following matters shall be resolved by a special resolution at a shareholders' general meeting:

               (1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

               (2)      the issue of debentures of the Company;

               (3) the division, merger, dissolution and liquidation of the Company;

               (4)      amendment of the Company's Articles of Association;

               (5)      repurchase of the Company's shares;

               (6) any other matters considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolutions.

Article 83 The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes.

Article 84 If the chairman of the meeting has any doubt as to the result of a resolution which has been put to vote at a shareholders' meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately.

Article 85 If votes are counted at a shareholders' general meeting, the result of the count shall be recorded in the minutes.

Article 86 Records of Meetings shall be prepared for shareholders' general meetings and signed by attending directors and the recording person. If there is no director attending in the general meeting, the records of meeting shall be signed by the shareholder or proxy of shareholder chairing the meeting and the recording person. The contents and form of the records of meeting shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

               The minutes of meeting shall be prepared for all resolutions adopted at shareholders' general meetings. The records and minutes of the meeting shall be made in Chinese. The minutes, together with the shareholders' attendance lists and proxy forms shall be treated as a Company file and kept by the secretary of the board of directors at the Company's place of residence.

Article 87 Copies of the minutes of proceedings of any shareholders' meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder requests for a copy of such minutes from the Company, the Company shall send a copy of such minutes to him within seven
               (7) days after receipt of reasonable fees therefor.

      CHAPTER 9 SPECIAL PROCEDURES FOR VOTING BY A CLASS OF SHAREHOLDERS

Article 88 Those shareholders who hold different classes of shares are class shareholders.

               Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Company's Articles of Association.

Article 89 Rights conferred on any class of shareholders ("class rights") may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 91 to 95 hereof.

Article 90 The following circumstances shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares:

               (1) to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges distribution or superior to those of shares of that class;

               (2) to exchange all or part of the shares of that class for shares of another class or to exchange or to create a right to exchange all or part of the shares of another class for shares of that class;

               (3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

               (4) to reduce or remove preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

               (5) to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

               (6) to remove or reduce rights to receive payment payable by the Company in specific currencies attached to shares of that class;

               (7) to create a new class of shares having voting or distribution rights or privileges equal or superior to those of the shares of that class;

               (8) to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

               (9) to issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

               (10) to increase the rights or privileges of shares of another class;

               (11) to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

               (12)     to vary or abrogate the provisions of this Chapter.

Article 91 Affected class shareholders, whether or not otherwise having the right to vote at shareholders' general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 90 hereof, but interested shareholder(s) shall not be entitled to vote at such class meetings.

               "(An) interested shareholder(s)", as such term is used in the preceding paragraph, means:

               (1) in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to
                        Article 29 hereof, an interested shareholder is a "controlling shareholder" within the meaning of
                        Article 56 hereof;

               (2) in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 hereof, a holder of the shares to which the proposed agreement relates;

               (3) in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Article 92 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 91, are entitled to vote thereat.

Article 93 A written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty-five (45) days before the date of the class meeting (not including the date of meeting). Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.

               If the shareholders who intend to attend such class meeting represent more than half of the total number of shares of that class which have the right to vote at such meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days give the shareholders further notice of the matters to be considered, the date and the place of the class meeting by way of public announcement. The Company may then hold the class meeting after such public announcement has been made.

Article 94 Notice of class meetings need only be served on shareholders entitled to vote thereat.

               Class meetings shall be conducted in a manner which is as similar as possible to that of shareholders' general meetings. The provisions of the Company's Articles of Association relating to the manner for the conduct of shareholders' general meetings are also applicable to class meetings.

Article 95 Apart from the holders of other classes of shares, the holders of the Domestic-Invested Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares. The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

               (1) where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve
                        (12) months, not more than 20% of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares; or

               (2) where the Company's plan to issue Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities regulatory organ of the State Council.

                         CHAPTER 10 BOARD OF DIRECTORS

Article 96 The Company shall have a board of directors which is accountable to shareholders.

               The Company shall draw up Rules and Procedures for the Board of Directors' Meetings for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Board of Directors' Meetings shall include the following items:

               (1) functions and powers and authorizations of the board of directors;

               (2) establishment of the board of directors and its subordinated offices;

               (3)      secretary of the board of directors;

               (4)      discussion system of a board meeting;

               (5)      discussion procedures of a board meeting;

               (6)      disclosure of information of a board meeting;

               (7) implementation and feedback of resolutions of a board meeting;

               (8) other matters deemed necessary by the shareholders' general meeting.

               The Rules and Procedures for the Board of Directors' Meetings is an integral part of and shall have the same legal effect as these Articles of Association.

Article 97 The board of directors shall consist of thirteen (13) directors and there shall be one (1) Chairman and one (1) Vice-chairman.

Article 98 Directors of the Company shall be natural persons and they are not required to hold any shares in the Company.

               Directors shall be elected at the shareholders' general meeting each for a term of three (3) years. The term of office of a director shall be calculated from the date of the passing of the resolution approving the appointment of such director at the shareholders' general meeting until the expiry of the term of the present session of the board of directors. At the expiry of the term of office of a director, the term is renewable upon re-election. A director may not be removed by the shareholders in a general meeting without any reason before his term of office expires. The term of office of any independent director may not be renewed for more than 6 years.

Article 99 The list of candidates for directors shall be submitted to the shareholders' general meeting in the form of motion for approval.

               Candidates other than those for independent directors shall be nominated by the board of directors, the supervisory committee or shareholders who individually or jointly hold 5% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

               Candidates for independent directors of the Company shall be nominated by the Company's board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

Article 100    Independent directors shall be elected in the following manner:

               (1) the nominator of a candidate for independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director's duties after being elected.

               (2) the nominator of an independent director shall give opinion on the qualification and independence of the nominee to act as an independent director. The nominee shall make an open announcement as to the absence of any relation between the Company and him which would affect his independent and objective judgment.

               (3) if the nomination of candidates for independent directors is made before the Company's convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) and (2) above shall be disclosed together with the board resolution.

               (4) if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days

               (5) before the shareholders' general meeting for election of independent directors is convened, the Company shall submit the relevant information of all nominees to the securities regulatory authority of the State Council, the organ appointed by the securities regulatory authority of the State Council in the place of residence of the Company and the stock exchange on which the Company's shares are listed. The written opinions of the board of directors shall also be submitted in case the Company's board has any dispute as to the particulars of the nominee. If the securities regulatory authority of the State Council opposes to the nomination of any nominee, this nominee may not be included as a candidate for independent directors. In convening a general meeting to elect independent directors, the Company's board shall specify if the securities regulatory authority of the State Council has any dispute as to the candidates for independent directors.

Article 101 Non-independent directors shall be elected in the following manner:

               (1) the nominator of a candidate for non-independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director's duties after being elected.

               (2) if the nomination of candidates for non-independent directors is made before the Company's convening of a board meeting, the written proofs of the nominee referred to in sub-paragraph (1) above shall be disclosed together with the board resolution.

               (3) if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in a general meeting of the Company according to law for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company not less than seven (7) days before the general meeting, and the period granted by the Company for lodging the above notice and documents by the relevant nominator (such period shall commence from the date after the issue of the notice of the general meeting) shall not be less than seven (7) days".

Article 102 The following basic requirements shall be met in order to be an independent director:

               (1) qualified to be a director of a listed company under the laws, administrative regulations and other relevant provisions;

               (2) has the independence required by these Articles of Association;

               (3) has basic knowledge of the operation of a listed company, familiar with the relevant laws, administrative rules, regulations and rules;

               (4) has 5 years or more of legal or financial experience or other experience in performing the duties of an independent director;

               (5) other requirements stipulated in these Articles of Association.

Article 103 If the controlling shareholders of the Company control 30% or more of the Company's shares, the accumulative voting system shall be adopted when voting on the election of directors in a shareholders' general meeting, that is, in electing two or more directors in a shareholders' general meeting, the number of votes attached to each share held by a participating shareholder shall be equal to the number of candidates, in which case the shareholder may cast his votes for one candidate or for several candidates. Please refer to the Rules and Procedures for the Shareholders' General Meetings for details of implementation of the accumulative voting system.

Article 104 Provided that the relevant laws and administrative rules are observed, a director whose term of office has not yet been expired may be removed in a general meeting by way of ordinary resolution (but the right to lodge a claim under a contract is not affected).

               If a director has failed to attend a board meeting personally nor appoint a proxy to attend on his behalf on two consecutive occasions, it shall be treated as a failure to discharge his duties. The board of directors shall propose in a shareholders' general meeting to remove and replace this director.

               If an independent director has failed to attend a board meeting personally on three consecutive occasions, the board of directors shall propose in a shareholders' general meeting to remove and replace this director. Unless in the above circumstances and in circumstances as provided in the Company Law where a person is prohibited from acting as a director, no independent director may be removed before his term of office expires. In case of early removal, the Company shall disclose it by way of special disclosure. If the removed independent director considers that he is removed by the Company improperly, he may make an open declaration.

Article 105 A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the board in writing and in the case of an independent director, he shall also specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company's shareholders and creditors.

Article 106 If the resignation of a director causes the board members of the Company to fall below the minimum number of members to form a quorum, the resignation of this director shall be effective only after the succeeding director has filled his vacancy. The board shall call an EGM as soon as possible to elect a director to fill the vacancy caused by his resignation. Before a resolution is made in a shareholders' general meeting in relation to the election of directors, the functions and powers of this resigning director and other remaining directors shall be subject to reasonable restrictions.

               If the resignation of an independent director causes the proportion of independent directors in the board of the Company to fall below the minimum requirements of the relevant regulatory authorities, the resignation of this independent director shall be effective only after the succeeding independent director has filled his vacancy.

Article 107 The board of directors shall exercise the following functions and powers:

               (1) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders in general meetings;

               (2) to implement the resolutions passed by the shareholders in general meetings;

               (3) to determine the Company's business plans and investment proposals;

               (4) to formulate the Company's annual preliminary and final financial budgets;

               (5) to formulate the Company's profit distribution proposal and loss recovery proposal;

               (6) to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the Company's registered capital and for the issue of any kind of securities of the Company's (including but without limitation to the Company's debentures) and proposals for listing and repurchase of the Company's shares;

               (7) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

               (8) to determine the risks investments of the Company according to the authority given in the shareholders' general meeting;

               (9) to determine external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting

               (10) to decide on the Company's internal management structure;

               (11) to appoint or remove the Company's president and to appoint or remove the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

               (12) to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiary, appoint, replace or recommend the shareholders' proxies, directors (candidates) and supervisors (candidates) of its subsidiary(ies) which are controlled or invested by the Company.

               (13) to determine the establishment of Company's branch offices;

               (14) to formulate proposals for any amendment of the Company's Articles of Association and its appendices;

               (15)     to formulate the Company's basic management system;

               (16) to manage the disclosure of information of the Company;

               (17) to propose in a shareholders' general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

               (18) to listen to the president's work report and check the president's work;

               (19) to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders' general meeting of the Company except for the matters as specified by law, administrative rules, regulations of the competent department(s) and these Articles of Association, and to sign other important agreements;

               (20) to exercise any other powers stipulated by laws, administrative rules, regulations of the competent department(s) or these Articles of Association and conferred by the shareholders in a general meeting.

               Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7), (9) and (14) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

Article 108 The above functions and powers of board meetings may be authorized to one or more directors upon the agreement of all directors, but matters concerning material interests of the Company shall be determined by the board collectively. The authorization of the board shall be clear and specific.

Article 109 An independent director shall have the following special functions and powers in addition to those conferred by the Company Law, other relevant laws, administrative rules and these Articles of Association:

               (1) material connected transactions (determined according to the standards issued from time to time by the relevant regulatory authorities in the place where the Company's shares are listed) which should be approved by the board of directors or the shareholders' general meeting according to law shall, upon the recognition of independent directors, be submitted to the board of directors for discussion. Any resolution made by the board of directors regarding the Company's connected transactions must only be effective after it has been signed by the independent directors. The independent directors may, before making a judgment, engage an intermediary to issue an independent financial report for them to rely upon in making the judgment;

               (2) to propose to the board of directors to engage or remove an accounting firm;

               (3) two or more than one-half of the independent directors may propose to the board of directors to convene an EGM;

               (4)      to propose the calling of a board meeting;

               (5) to engage an external auditing or advisory organ independently;

               (6) to collect voting rights from shareholders prior to the convening of a shareholders' general meeting;

               (7) to report directly to the shareholders' general meetings, securities regulatory organ under the State Council and other relevant departments.

               The independent directors shall seek the consent of more than half of the independent directors in exercising their functions and powers other than sub-paragraphs (1) and (3) above.

               If the above proposal is not accepted or the above functions and powers are not exercised properly, the Company shall disclose the same.

Article 110 When the board of directors make the decisions in respect of market development, mergers and acquisitions and the investment in new areas etc., in case the investment amount or the asset value thus merged and acquired exceeds more than 10 (ten) percent of total assets of the Company, the board of directors shall invite the consulting organizations for their professional opinions, these opinions shall serve as the important basis for decision-making by the board of directors.

               The board of directors shall lay down strict procedures to inspect and decide on risks investments. For major investment projects in excess of the approval limit of the board of directors, the board of directors shall organize the relevant experts and professional officers to conduct assessment for approval of the shareholders in a general meeting. Matters regarding risks investments have been provided explicitly in the Rules and Procedures for the Board of Directors' Meetings.

Article 111 The Chairman and the Vice-Chairman shall be directors of the Company and be appointed and removed by affirmative vote of a simple majority of all directors. The term of office of the Chairman or the Vice-Chairman shall be three (3) years which term is renewable upon re-election.

Article 112 The Chairman of the board of directors shall exercise the following functions and powers:

               (1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

               (2) to co-ordinate and perform the responsibilities of the board of directors and review on the implementation of resolutions passed by the board of directors at directors' meetings;

               (3) to sign the certificates of shares, debentures and other valuable securities issued by the Company;

               (4) to sign important documents of the board and other documents which should be signed by the Company's legal representative;

               (5) to exercise the functions and powers of a legal representative;

               (6) where it is lawful and in the interest of the Company, to exercise the special right to deal with the Company's affairs during emergency such as the occurrence of natural disasters, and to report to the Company's board of directors and general meetings thereafter;

               (7) to exercise other powers conferred by the board of directors.

               Whenever the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice-Chairman or other directors who have been designated by the Chairman to exercise such powers on his behalf.

Article 113 Board meetings shall be convened regularly at least four times a year. An EGM shall be called for on occurrence of any of the events set out in the Rules and Procedures for the Board of Directors' Meetings.

               In convening a regular board meeting or an EGM, a notice shall be given to all directors 10 days before the meeting. The calling for a board meeting, and the contents and form of a notice of meeting shall comply with the requirements of the Rules and Procedures for the Board of Directors' Meetings.

Article 114 Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed) are present. Each director shall have one (1) vote. Where there is an equality of votes cast both for and against a resolution, the Chairman of the board of directors shall have an additional vote.

Article 115 Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the scope of authorization.

               A director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

               All expenses incurred by the directors for attending the board meeting shall be borne by the Company, including the traffic expense from the place where the director is located to the place where the meeting is convened, as well as the board and lodging expenses during the term of meeting. The miscellaneous expenses such as the rental of meeting room and the local traffic expenses etc. shall also be borne by the Company.

Article 116 The board of directors may accept the preparation of a written resolution instead of convening a board meeting provided that the contents and form of the written resolution are in compliance with the Rules and Procedures for the Board of Directors' Meetings.

Article 117 Matters determined in a board meeting shall be recorded in Chinese in the form of Records of Meeting. The contents and form of Records of Board Meetings shall comply with the Rules and Procedures for the Board of Directors' Meetings.

Article 118 If a written motion of a board meeting is not prepared in accordance with the stipulated procedures, it will not have the effect of a board resolution even if each director has expressed his view thereto. Directors shall be liable for board resolutions. If a board resolution is against the law, administrative rules or these Articles of Association and thus causes the Company to suffer any loss, the directors who cast an affirmative vote for the motion shall assume direct liability (including the liability to compensate); directors who are proved to have cast a dissenting vote against the motion during the voting as recorded in the records of meeting shall be exempted from liability; directors who abstained from voting or failed to attend nor appoint a proxy to attend the board meeting shall not be exempted from liability; and directors who opposed to the motion but did not cast a dissenting vote against it in the voting shall not be exempted from liability either.

                CHAPTER 11 SECRETARY OF THE BOARD OF DIRECTORS

Article 119 The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall formulate regulations in relation to the work of the Secretary of the Board to promote the management of the Company and make provisions for disclosure of information and investor relations.

               The board of directors may establish its secretarial department when necessary.

Article 120 A director or the president, vice-president, Chief Financial Officer of the Company may concurrently act as the secretary of the Company's board of directors. No accountant of the accounting firm or solicitor of the solicitors' firm engaged by the Company may concurrently act as the secretary of the Company's board of directors.

               The secretary of the Company's board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be nominated by the Chairman of the Board and appointed or removed by the board of directors. In the case of a director acting concurrently as the secretary of the board, if an act has to be performed by a director and the secretary of the board respectively, this director acting concurrently as the secretary of the board may not act in both identities.

Article 121 The main duties of the secretary of the board of directors include:

               (1) to assist directors to deal with the daily matters of the board of directors, continuously provide, remind and ensure directors and the president, etc. to be well informed of the laws, regulations, policies and requirements of both domestic and overseas regulatory organizations concerning the operation of the Company, and assist directors and managers to practically implement the domestic and foreign laws, regulations, Company's Articles of Association and other regulations when performing their duties and powers;

               (2) to be responsible for the organization and preparation of the documents of the board of directors and shareholders' general meeting, well prepare the meeting record work, ensure the meeting policies in conformity with the legal procedures, and to keep abreast of the execution of the resolutions of the board of directors;

               (3) to be responsible for the organization and coordination of information disclosure, to ensure of a timely, accurate, lawful, true and complete disclosure of information, coordination of the relationship with the investors, and enhancement of the transparency of the Company;

               (4) to participate in and organize the financing in capital market;

               (5) to deal with the relationships with the intermediary organs, regulatory authorities and the media, and maintain a good public relationship.

Article 122 The secretary of the board of directors shall discharge his duties diligently according to these Articles of Association.

               The secretary of the board of directors shall assist the Company to comply with the relevant PRC law and regulations of the securities regulatory organ of the place where the Company's shares are listed.

                             CHAPTER 12 PRESIDENT

Article 123 The Company shall have a president who is accountable to the board of directors. The president shall be nominated by the Chairman of the board of directors and appointed or removed by the board of directors.

               The Company shall have several vice-presidents, and one Chief Financial Officer who shall assist the president in work. The vice-presidents and the Chief Financial Officer shall be nominated by the president and appointed or removed by the board of directors.

               A director may also be engaged to act concurrently as the president, vice-president, Chief Financial Officer or secretary of the board of directors, but the number of directors acting concurrently as the president, vice-president, Chief Financial Officer or secretary of the board of directors may not exceed one-half of the total number of directors of the Company.

Article 124    The president shall exercise the following duties and powers:

               (1) to be in charge of the Company's production, operation and management, to co-ordinate the implementation of the resolutions of the board of directors and to report his work to the board of directors;

               (2) to organize the implementation of the Company's annual business plan and investment proposal;

               (3) to draft plans for the establishment of the Company's internal management structure;

               (4) to draft plans for the establishment of the branch company of the Company;

               (5)      to draft the Company's basic management system;

               (6) to formulate specific rules and regulations for the Company;

               (7) to propose the appointment or dismissal of the Company's vice-president(s) and Chief Financial Officer;

               (8) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

               (9) to determine the wages, fringe benefits, rewards and punishments of the Company's staff, to determine the appointment and dismissal of the Company's staff;

               (10) to propose the convening of extraordinary meetings of directors;

               (11) other powers conferred by the Company's Articles of Association and the board of directors.

Article 125 The president or vice-president who is not a director shall have the right to attend board meetings and to receive notices of meetings and other relevant documents but does not have any voting rights at board meetings.

Article 126 The president shall at the request of the board of directors or the supervisory committee make report of the signing and performance of major contracts, use of funds and profit and loss of the Company. The president must ensure the truthfulness of the report.

Article 127 The president shall seek the opinions of the staff members in determining matters which are closely related to staff members such as the wages, fringe benefits, safe production and work, labour insurance, dismissal (or discharge) of staff members of the Company.

Article 128 The president shall draw up "Work Regulations for the President" for implementation upon the approval of the board of directors.

               The Work Regulations for the President shall include:

               (1) requirements and procedures for the convening of a presidents' meeting and the officers attending;

               (2) the president, vice-presidents and Chief Financial Officer shall divide their duties among themselves and perform their own duties;

               (3) use of the Company's funds and assets, authority to sign major contracts and the system to report to the board of directors and to the supervisory committee at the request of the supervisory committee;

               (4) other matters as the board of directors may consider necessary.

Article 129 In performing their functions and powers, the president, vice-presidents and the Chief Financial Officer shall act honestly and diligently and in accordance with laws, administrative regulations and these Articles of Association. They may not alter the resolutions of a shareholders' general meeting or of a board meeting nor act ultra vires.

Article 130 In retiring from their office, the president, vice-president or Chief Financial Officer shall, as required by the relevant labour contract between the above personnel and the Company, give prior notice to the Company and shall adhere to the relevant procedures and methods of resignation provided in the labour contract.

                       CHAPTER 13 SUPERVISORY COMMITTEE

Article 131 The Company shall have a supervisory committee which is accountable to the shareholders' general meetings.

               The Company shall draw up "Rules and Procedures for the Supervisors' Meetings" for implementation upon being approved by the shareholders in a general meeting. The Rules and Procedures for the Supervisors' Meetings shall include the followings:

               (1) the formation and business system of the supervisory committee;

               (2)      the functions and powers of the supervisory committee;

               (3)      the system of discussion of the supervisors' meetings;

               (4) the procedures of discussion of the supervisory committee;

               (5) the disclosure of information of the supervisors' meetings;

               (6) implementation and feedback of resolutions of the supervisory committee;

               (7) other matters as the shareholders' general meetings may consider necessary.

               The Rules and Procedures for the Supervisors' Meetings shall be an integral part of and have the same legal effect as these Articles of Association.

Article 132 The supervisory committee shall compose of twelve (12) supervisors. Of which, eight (8) of them shall be shareholder representatives (including those who are eligible to be external supervisors); four (4) of them shall be representatives of workers and staff of the Company.

               Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment.

               The supervisory committee shall have one (1) Chairman who shall be a supervisor. The election or removal of the Chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

               The Chairman of the supervisory committee shall co-ordinate and exercise the duties and powers of the supervisory committee.

Article 133 If necessary, the supervisory committee may establish its offices responsible for daily affairs of the supervisory committee.

Article 134 A director, president, vice-president or Chief Financial Officer may not act concurrently as a supervisor.

Article 135 The list of candidates for the supervisors who are shareholder representatives shall be submitted to the shareholders' general meeting in the form of motion for approval.

               Amongst the candidates for supervisors who are shareholder representatives, candidates other than those for independent supervisors shall be nominated by the Company's board of directors, the supervisory committee or shareholders who individually or jointly hold 5% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

               Amongst the candidates for supervisors who are shareholder representative, candidates for independent supervisors shall be nominated by the Company's board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

Article 136    Independent directors shall be elected in the following manner:

               (1) the nominator of a candidate for supervisor who is a shareholder representative shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director's duties after being elected.

               (2) If the nomination of a candidate for supervisor who is a shareholder representative is made before the Company's convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs
                        (1) above shall be disclosed together with the board resolution.

               (3) If the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of a supervisor who is a shareholder representative, a written notice stating their intention to nominate a candidate for a supervisor and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company seven (7) days before the AGM.

Article 137 Any supervisor who fails to attend a supervisors' meeting personally on two consecutive occasions shall be treated as a failure to discharge his duties. In that case he shall be removed and replaced in a shareholders' general meeting or staff representatives' meeting.

               A supervisor may resign before his term expires and Chapter 10 hereof regarding resignation of directors shall also be applicable to supervisors.

Article 138 Supervisors' meetings shall be convened regularly at least four times a year. An extraordinary supervisors' meeting shall be convened on occurrence of any of the events specified in the Rules and Procedures for the Supervisors' Meetings.

               A 10 days' prior notice shall be given to all supervisors for the convening of a regular or extraordinary supervisors' meeting. The convening of a supervisors' meeting and the contents and form of the notice of meeting shall comply with the Rules and Procedures for the Supervisors' Meetings.

Article 139 The supervisory committee shall exercise the following functions and powers in accordance with law:

               (1) to review the Company's financial position; to appoint another accounting firm in the name of the Company to review the Company's financial condition independently;

               (2)      to supervise the directors, president,
                        vice-presidents, Chief Financial Officer and secretary of the board to ensure that they do not act in contravention of any law, regulation or these Articles of Association;

               (3) to demand the directors, president, vice-presidents, Chief Financial Officer or secretary of the board to rectify their error or even to report it in a shareholders' general meeting or to the competent State organ if they have acted in a harmful manner to the Company's interest;

               (4) to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders' general meetings and to authorize, in the Company's name, publicly certified and practicing accountants to assist in the review on such information should any doubt arise in respect thereof;

               (5) to make recommendations of accounting firms for engagement by the Company;

               (6)      to make provisional motions in an AGM;

               (7)      to propose to convene an EGM;

               (8)      to propose to convene an extraordinary board meeting;

               (9) to represent the Company in negotiations with or in bringing actions against a director;

               (10) other duties and powers as may be specified by law, administrative rules, regulations of the competent department and these Articles of Association and conferred by the general meeting.

               Supervisors shall attend meetings of the board of directors.

Article 140 The supervisory committee may require the directors, president, vice-president, Chief Financial Officer, secretary of the board of directors of the Company, internal and external auditors to attend supervisors' meetings and answer any question that the supervisory committee may have regarding matter it cares about.

Article 141 Resolutions of the supervisory committee shall be passed by the affirmative vote of more than two-thirds of all of its members.

Article 142 Records shall be made for all supervisors' meetings and be signed by all attending supervisors and the recording person. Supervisors shall have the right to ask for the making of a descriptive record of what he speaks in the meeting. Records of supervisors' meetings shall be treated as the Company's files and kept permanently in the business system of the supervisory committee.

Article 143 All reasonable fees incurred in respect of the employment of professionals (such as, lawyers, certified public accountants or practicing auditors) which are required by the supervisory committee in the exercise of its functions and powers shall be borne by the Company.

Article 144 A supervisor shall carry out his duties faithfully and bona fide in accordance with laws, administrative regulations and the Company's Articles of Association.

               CHAPTER 14 QUALIFICATIONS AND OBLIGATIONS OF THE DIRECTORS,
                          SUPERVISORS, PRESIDENT, VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY OF THE BOARD OF DIRECTORS OF THE COMPANY

Article 145 A person may not serve as a director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company if any of the following circumstances apply:

               (1) a person who does not have or who has limited capacity for civil conduct;

               (2) a person who has been found guilty of for corruption, bribery, infringement of property or misappropriation of property or other crimes which destroy the social economic order, and the sentence is enforced for less than five (5) years or a person who has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

               (3) a person who is a former director, factory manager or president of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

               (4) a person who is a former legal representative of a company or enterprise the business licence of which was revoked due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the cancellation of the business licence;

               (5) a person who has a relatively large amount of debts which have become due and outstanding;

               (6)      a government servant of the country;

               (7) a person who is currently under investigation by the judicial authorities for violation of criminal law;

               (8) a person who, according to laws and administrative regulations, cannot act as a leader of an enterprise;

               (9)      a person other than a natural person;

               (10) a person who has been adjudged by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where not more than five (5) years have lapsed from the date of such conviction;

               (11) a person who has been prohibited by the securities regulatory authority of the State Council to participate in market activities and the prohibition has still not been uplifted.

Article 146 The chairman, vice-chairman and directors of the Company's controlling shareholder acting concurrently as the chairman, vice-chairman or director of the Company may not exceed two in number. Managers of the Company's controlling shareholder may not act concurrently as the Company's president, vice-president, Chief Financial Officer, sales supervisor or secretary of the board.

Article 147 The following people may not act as an independent director of the Company:

               (1) persons employed by the Company or its subsidiaries and their immediate family members and major social connections (immediate family members shall mean spouse, parents and issues, etc. and major social connections shall mean siblings, parents-in-law, sons/daughters-in-law, spouse of siblings, siblings of spouse, etc.);

               (2) natural person shareholders who directly or indirectly hold 1% or more of the Company's issued shares or who are top ten shareholders and their immediate family members;

               (3) persons employed by the shareholder company which directly or indirectly holds 1% or more of the Company's issued shares or by the top five shareholder companies of the Company and their immediate family members;

               (4) persons who once belonged to categories (1) to (3) above in the past 3 years;

               (5) persons who provide financial or legal advice to the Company or its subsidiaries;

               (6) any independent director who is already the director of five listed companies;

               (7) other persons determined by the securities regulatory authority of the State Counsel.

Article 148 The validity of an act carried out by a director, a supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company on its behalf shall, as against a bona fide third party, not be affected by any irregularity in his office, election or any defect in his qualification.

Article 149 Without the lawful authorization of these Articles of Association or the board of directors, a director of the Company may not act personally on behalf of the Company or the board of directors. If he acts personally, he shall declare his own position and identity in advance where the acting would cause a third party to believe reasonably that he is acting on behalf of the Company or the board of directors.

Article 150 In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company's directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors owes a duty to each shareholder, in the exercise of the duties and powers of the Company entrusted to him:

               (1) not to procure the Company to do anything ultra vires to the scope of business as stipulated in its business licence;

               (2) to act honestly and in the best interests of the Company;

               (3) not to expropriate the Company's property in any way, including (without limitation to) usurpation of opportunities which may benefit the Company;

               (4) not to deprive of the individual interest of shareholders, including (without limitation to) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders in general meeting for approval in accordance with the Company's Articles of Association.

Article 151 Each of the Company's directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Article 152 Each of the Company's directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors shall exercise his powers or perform his duties in accordance with the fiduciary principle, and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation to) discharging of the following obligations:

               (1)      to act bona fide in the best interests of the Company;

               (2) to act within the scope of his powers and not to exceed such powers;

               (3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to transfer the exercise of his discretion;

               (4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

               (5) unless otherwise provided for in the Company's Articles of Association or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

               (6) not to use the Company's property for his own benefit, without the informed consent of the shareholders given in a general meeting;

               (7) not to abuse his position to accept bribes or other illegal income or expropriate the Company's property in any way, including (without limitation to) opportunities which benefit the Company;

               (8) not to accept commissions in connection with the Company's transactions, without the informed consent of the shareholders given in a general meeting;

               (9) to comply with the Company's Articles of Association, to perform his official duties faithfully, to protect the Company's interests and not to exploit his position and power in the Company to advance his own interests;

               (10) not to compete with the Company in any way, save with the informed consent of the shareholders given in a general meeting;

               (11) not to misappropriate the Company's funds or to lend such funds to any other person, not to use the Company's assets to set up deposit accounts in his own name or in the any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

               (12) not to divulge any confidential information which he has obtained during his term of office, without the informed consent of the shareholders in a general meeting; nor shall he use such information otherwise than for the Company's benefit, unless disclosure of such information to the court or other governmental authorities is made in the following circumstances:

                        1.    disclosure is required by law;

                        2.    public interests so warrants;

                        3. the interests of the relevant director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors so requires.

Article 153 Each director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company shall not direct the following persons or institutions ("associates") to act in a manner which he is prohibited from so acting:

               (1) the spouse or minor children of the director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors;

               (2) the trustee of the director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors or of any person described in sub-paragraph (1) above;

               (3) partners of directors, supervisors, president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or any person referred to in sub-paragraphs (1) and (2) of this Article;

               (4) a company in which a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors, whether alone or jointly with one (1) or more of the persons referred to in sub-paragraphs (l), (2) and (3) of this Article and other directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors, has de facto controlling interest;

               (5) the senior officers of a company which is being controlled in the manner set out in sub-paragraph (4) above, including but without limitation to directors, supervisors and president.

Article 154 On submission of a resignation or termination of the tenure of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company, the fiduciary duties owed by this senior officer to the Company and its shareholders do not necessarily cease when his resignation has not yet been effective or within a reasonable period of the resignation and within a reasonable period of the termination of tenure. His duty of confidentiality in respect of trade secrets of the Company survives the termination of his tenure until the same has become open information. Other duties may continue for such period as the principle of fairness may require depending on the length of time which has lapsed between the termination and the act concerned and on the circumstances and the terms under which the relationship between the relevant director, supervisor, manager and the senior officer on the on hand and the Company on the other hand was terminated.

Article 155 Any serving director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company who leaves his post without permission thereby causing loss to the Company shall be liable for compensation.

Article 156 A director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company may be relieved of liability for specific breaches of his duty with the informed consent of the shareholders given at a general meeting, save under the circumstances of Article 55 hereof.

Article 157 Where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

               If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.

               Unless the interested director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors is not counted as part of the quorum and refrains from voting, or from entering into a contract, transaction or arrangement in which that senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who does not have notice of the breach of duty by the interested senior officer.

               For the purposes of this Article, a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

Article 158 Where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient disclosure of his interests, so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

Article 159 The Company shall not pay taxes for or on behalf of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors in any manner.

Article 160 The Company shall not directly or indirectly make a loan to or provide any guarantee in connection with the making of a loan to a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or a senior officer (including but without limitation to a director, supervisor and the president) of the holding company of the Company or any of their respective associates.

               The foregoing prohibition shall not apply to the following circumstances:

               (1) provision of a loan or guarantee for a loan by the Company to its subsidiary;

               (2) the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds available to its directors, supervisors, president, vice-president, Chief Financial Officer or the secretary of the board of directors to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting;

               (3) if the ordinary course of business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with the making of a loan to a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors or his associates in the ordinary course of its business on normal commercial terms.

Article 161 Any person who receives funds from a loan which has been made by the Company acting in breach of the preceding Article shall, irrespective of the terms of the loan, forthwith repay such funds.

Article 162 A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 158(1) shall not be enforceable against the Company, save in respect of the following circumstances:

               (1) the guarantee was provided in connection with a loan which was made to an associate of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or a senior officer (including but without limitation to a director, supervisor and the president) of the Company's holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan; or

               (2) the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

Article 163 For the purposes of the foregoing provisions of this Chapter, a "guarantee" includes an undertaking or property provided to secure the obligor's performance of his obligations.

Article 164 In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company breaches the duties which he owes to the Company, the Company has a right:

               (1) to demand such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors to compensate it for losses sustained by the Company as a result of such breach;

               (2) to rescind any contract or transaction which has been entered into between the Company and such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors or between the Company and a third party (where such third party knows or should have known that such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors representing the Company has breached his duties owed to the Company);

               (3) to demand such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors to surrender the gains made as result of the breach of his obligations;

               (4) to recover any monies which should have been received by the Company and which were received by such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors instead, including (without limitation to) commissions; and

               (5) to demand repayment of interest earned or which may have been earned by a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors officer on money that should have been paid to the Company.

Article 165 If a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors has violated the law, administrative rules or these Articles of Association in discharging his duties thereby causing damage to the Company, he shall be liable for compensation. Shareholders shall have the right to ask the Company to commence legal or arbitration proceedings to claim for compensation according to law.

Article 166 The Company shall make written contract with a director or supervisor in relation to the rights and duties of the Company and the director/supervisor, emoluments and term of office of the director/supervisor, liability of the director/supervisor for breach of law, regulations and these Articles of Association and compensation for early termination of the contract, etc. The emoluments shall be approved in advance by the shareholders in a general meeting. The aforesaid emoluments include:

               (1) emoluments in respect of his service as director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company;

               (2) emoluments in respect of his acting as a senior officer (including but without limitation to a director, supervisor and the president) of any subsidiary of the Company;

               (3) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

               (4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

               No proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article except pursuant to the contract mentioned above.

Article 167 The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event that the Company is acquired, the Company's directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of this paragraph, the acquisition of the Company includes any of the following:

               (1) an offer made by any person to the general body of shareholders;

               (2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning of Article 56 hereof.

               If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

              CHAPTER 15 FINANCIAL AND ACCOUNTING SYSTEMS, PROFIT
                         DISTRIBUTION AND AUDITING

Article 168 The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

Article 169 The accounting year of the Company shall adopt the calendar year, i.e. starting from the 1 January of every calendar year and to 31 December of every calendar year.

               The Company shall adopt Renminbi as its denominated currency for booking and accounting purposes , the account books shall be recorded in Chinese.

               At the end of each fiscal year, the Company shall prepare a financial report which shall be examined and verified in a manner prescribed by law.

Article 170 The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare. These reports shall be verified.

Article 171 The Company's financial reports shall be made available for shareholders' inspection at the Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to have a copy of the financial reports referred to in this Chapter.

               The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days prior to the date of every annual general meeting of the shareholders.

Article 172 The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. In distributing its profits after tax, the lower of the two amounts shown in the financial statements shall be adopted.

Article 173 Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the place overseas where the Company's shares are listed.

Article 174 The Company shall publish its financial reports four times in each fiscal year, that is, the report for the first quarter shall be published within thirty (30) days after the expiration of the first three (3) months of each fiscal year; the biannual financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the report for the third quarter shall be published within thirty (30) days after the expiration of the first nine
               (9) months of each fiscal year; and the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year. Annual financial reports shall be checked and verified as required by law.

Article 175 Annual financial reports and biannual financial reports which deal with biannual profit distribution shall include the followings:

               (1)      balance sheet;

               (2)      statement of profit;

               (3)      statement of profit distribution;

               (4)      cash flow statement;

               (5)      explanatory notes to accounting statements.

               If the Company does not make biannual profit distribution, the biannual financial report shall include the above accounting statements and explanatory notes save sub-paragraph (3).

Article 176 The Company shall not keep accounts other than those required by law. Assets of the Company will not be deposited into any account opened in the name of an individual.

Article 177 When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund, and allocate (5) five percent to
               (10) ten percent of its profit to the statutory public welfare fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

               In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund and the statutory public welfare fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

               After allocating the statutory common reserve fund and public welfare fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders' general meeting.

               The remaining profits after making-up the losses, allocating the common reserve funds and the statutory public welfare fund shall be distributed in accordance with the proportion of shares held by the shareholders.

Article 178 Before making-up the losses, allocating the surplus common reserve funds and the statutory public welfare fund, the Company shall not allocate the dividends or carry out other allocations by way of bonus.

Article 179    Capital common reserve fund includes the following items:

               (1)      premium on shares issued at a premium price;

               (2) any other income designated for the capital common reserve fund by the regulations of the finance regulatory department of the State Council.

Article 180 The common reserve fund of the Company shall be applied for compensating the losses or converting the common reserve fund into the capital of the Company.

               When such conversion takes place upon the approval of shareholders in a general meeting, the Company shall distribute new shares in proportion to the existing shareholders' number of shares, provided, however, that when the statutory common reserve fund is converted to capital nature, the balance of the statutory common reserve fund may not fall below 25% of the registered capital.

Article 181 The Company's statutory public welfare fund is used for the collective welfare of the Company's employees.

Article 182 After the Company's shareholders have approved in a general meeting the proposal for profit distribution or for conversion of the common reserve fund into capital of the Company, the Company's board of directors shall complete the distribution or conversion of dividends (or shares) within two (2) months of the general meeting.

Article 183    The Company may distribute dividends in the form of:

               (1)      cash;

               (2)      shares.

Article 184 The Company shall calculate, declare and pay dividends and other amounts which are payable to holders of Domestic-Invested Shares in Renminbi. The Company shall calculate and declare dividends and other payments which are payable to holders of Overseas-Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong Dollars. As for the foreign currency needed by the Company for payment of cash dividends and other funds which are payable to the holders of the Overseas-Listed Foreign-Invested Shares, it shall be handled in accordance with any related national regulations on foreign exchange control.

Article 185 Unless otherwise provided by the relevant laws and administrative regulations, as regards dividends and other amounts payable in Hong Kong dollars, the applicable exchange rate shall be the average benchmark rate for the relevant foreign currency determined by the Peoples' Bank of China and announced by the State Administration of Foreign Exchange during the week prior to the announcement of payment of dividend and other amounts.

Article 186 Unless the shareholders have approved otherwise in a general meeting, the board of directors may determine to make half-yearly dividends distribution. Unless otherwise provided by the relevant laws and administrative regulations, the amount of the half-yearly dividends distribution shall not exceed 50% of the profits shown in the biannual statement of profit of the Company.

Article 187 In the event of allocating the dividends to shareholders of the Company, the payable taxes on the dividend incomes of the shareholders shall be withdrawn in accordance with the requirements of Taxation Law of China and in consideration of the allocated sum.

Article 188 The Company shall appoint receiving agents for holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends which have been declared by the Company and all other amounts which the Company should pay to holders of Overseas-Listed Foreign-Invested Shares on such shareholders' behalf.

               The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the place at which the stock exchange on which the Company's shares are listed or the relevant regulations of such stock exchange.

               The receiving agents appointed for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Article 189 The Company adopts the system of internal auditing and hires professional auditors to undertake internal auditing of the Company's financial income and expenditure and economic activities.

Article 190 The Company's internal auditing system and duties of the auditors shall be implemented after they have been approved by the board of directors.

                  CHAPTER 16 APPOINTMENT OF ACCOUNTING FIRMS

Article 191 The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company's annual financial report and review other financial reports, to conduct verification of net asset value and other relevant consulting service business.

               Engagement of the firm of accountants shall be determined in a shareholders' general meeting.

Article 192 The auditors appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which they were appointed until the conclusion of the next annual general meeting of shareholders.

Article 193 The auditors appointed by the Company shall enjoy the following rights:

               (1) a right to review to the books, records and vouchers of the Company at any time, the right to require the directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company to supply relevant information and explanations;

               (2) a right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the discharge of its duties;

               (3) a right to attend shareholders' general meetings and to receive all notices of, and other communications relating to, any shareholders' general meeting which any shareholder is entitled to receive, and to speak at any shareholders' general meeting in relation to matters concerning its role as the Company's accounting firm.

Article 194 If there is a vacancy in the position of the accounting firm, the board of directors may appoint an accounting firm to fill such vacancy before the convening of the shareholders' general meeting. Any other accounting firm which has been appointed by the Company may continue to act during the period during which a vacancy arises.

Article 195 The shareholders in a general meeting may by ordinary resolution remove the accounting firm before the expiration of its term of office, irrespective of the provisions in the contract between the Company and the accounting firm. However, the right of the accounting firm in claiming for damages which arise from its removal shall not be affected thereby.

Article 196 The remuneration of an accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in a general meeting. The remuneration of an accounting firm appointed by the board of directors which is to fill the vacancy shall be determined by the board of directors and approved by the shareholders' general meeting.

Article 197 The Company's appointment, removal or non-reappointment of an accounting firm shall be resolved by the shareholders in a general meeting and disclosed in the relevant newspapers and publications stating the reasons for removal, if necessary. Such resolution shall be filed with the securities authority of the State Council and The Chinese Institute of Certified Public Accountants.

               Where a resolution at a general meeting of shareholders is passed to appoint an accounting firm other than an incumbent accounting firm, to fill a casual vacancy in the office of the accounting firm, to reappoint an accounting firm who was appointed by the board of directors to fill a casual vacancy or to remove an accounting firm before expiry of its term of office, the following provisions shall apply:

               (1) A copy of the appointment or removal proposal shall be sent (before issue of the notice of meeting) to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post in the relevant fiscal year. Reference as leaving herein includes leaving by removal, resignation and retirement.

               (2) If the accounting firm leaving its post makes representations in writing and requests the Company to give the shareholders notice of such representations, the Company shall (unless the representations have been received too late) take the following measures:

                        (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made by the accounting firm leaving its post; and

                        (ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Company's Articles of Association.

               (3) If the Company fails to circulate the accounting firm's representations in the manner set out in sub-paragraph (2) above, such accounting firm may (in addition to its right to be heard) require that the representations be read out at the meeting.

               (4) An auditor which is retired from its office shall be entitled to attend the following shareholders' general meetings:

                        (i) the general meeting at which its term of office would otherwise have expired;

                        (ii) the general meeting at which it is proposed to fill the vacancy caused by its removal; and

                        (iii) the general meeting which convened as a result
                              of its voluntary resignation:

                        The leaving accounting firm has the right to receive all notices of, and other communications relating to, any such meeting, and to speak at any such meeting which it attends on any part of the business of the meeting which concerns it as the former accounting firm of the Company.

Article 198 Prior notice should be given to the accounting firm 30 days in advance if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders' general meeting. Where the accounting firm considers that there is no proper reason for the removal or the non-renewal of appointment, it may appeal to the securities regulatory authority of the State Council and The Chinese Institute of Certified Public Accountants. Where the accounting firm resigns from its position as the Company's auditors, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

               An accounting firm may resign its office by depositing at the Company's domicile a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

               (1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

               (2)      a statement of any such circumstances.

               Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding sub-paragraph (2), a copy of such statement shall be placed at the Company for shareholders' inspection. The Company should also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign Shares at the address registered in the register of shareholders.

               Where the accounting firm's notice of resignation contains a statement in respect of the above, it may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

                 CHAPTER 17 MERGER AND DIVISION OF THE COMPANY

Article 199 The Company may carry out mergers or division in accordance with law. In the event of merger or division of the Company, the following procedures shall be adopted:

               (1) a proposal for merger or division be drawn up in a board meeting;

               (2) a resolution be made in a shareholders' general meeting in accordance with these Articles of Association;

               (3) a contract for merger or division be made by the relevant parties;

               (4) the relevant procedures for approval be gone through according to law;

               (5) disposal of credit rights and liabilities in the merger or division;

               (6)      registration of dissolution or modification.

               In the case of merger or division of the Company, the board of directors of the Company shall take necessary measures to protect the legitimate interests of the shareholders who object to the plan of merger or division. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders' shareholding at a fair price.

               The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

Article 200 The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

               In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten
               (10) days from the date of the Company's merger resolution which is passed at a shareholders' general meeting and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company's merger resolution.

Article 201 Where there is a division of the Company, its assets shall be divided up accordingly.

               In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company's division resolution which is passed at a shareholders' general meeting and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company's division resolution.

Article 202 A creditor shall have the right either within 30 days of receipt of the notice if he has received a notice or within 90 days of the first announcement if he has not received a notice to require the Company to settle indebtedness or provide the relevant security. If the Company fails to settle the indebtedness or provide the relevant security, the merger or division shall not be proceeded with.

Article 203 Disposal of the assets, credit rights and liabilities of the parties to the merger or division shall be provided explicitly in a contract.

               After the merger, the rights against debtors and the indebtedness of each of the parties to the merger shall be inherited by the company which survives the merger or the newly established company.

               Debts of the Company prior to division shall be assumed by the companies which exist after the division in accordance with the agreement of the parties.

Article 204 The Company shall, in accordance with law, apply for change in its registration with the companies registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.

                    CHAPTER 18 DISSOLUTION AND LIQUIDATION

Article 205 The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

               (1) a resolution regarding the dissolution is passed by shareholders at a general meeting;

               (2) dissolution is necessary due to a merger or division of the Company;

               (3) the Company is legally declared insolvent due to its failure to repay debts as they become due; and

               (4) the Company is ordered to close down because of its violation of laws and administrative regulations.

Article 206 Where the Company is dissolved under sub-paragraph (1) of the preceding paragraph, a liquidation committee shall be set up within fifteen (15) days thereafter, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. Where a liquidation committee is not established according to schedule, the creditor may apply to the People's Court to organize the relevant personnel to establish a liquidation committee to proceed the liquidation.

               Where the Company is dissolved under sub-paragraph (2) of the preceding Article, the liquidation shall be conducted by the parties to the merger or division in accordance with the contract or agreement made at the time of merger or division.

               Where the Company is dissolved under sub-paragraph (3) of the preceding Article, the People's Court shall in accordance with the provisions of relevant laws organize the shareholders, relevant organizations and relevant professional personnel to establish a liquidation committee to proceed the liquidation.

               Where the Company is dissolved under sub-paragraph (4) of the preceding Article, the relevant governing authorities shall organize the shareholders, relevant organizations and professional personnel to establish a liquidation committee to proceed with the liquidation.

Article 207 Where the board of directors proposes to liquidate the Company for any reason other than the Company's declaration of its own insolvency, the board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

               Upon the passing of the resolution by the shareholders in a general meeting in relation to the liquidation of the Company, all duties and powers of the board of directors and the president shall cease.

               The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders' general meeting on completion of the liquidation.

Article 208 The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement at least three (3) times in a newspaper published by the securities regulatory authority of the State Council. The liquidation committee shall register the creditors' rights.

Article 209 During the liquidation period, the liquidation committee shall exercise the following functions and powers:

               (1) to categorise the Company's assets and prepare a balance sheet and an inventory of assets respectively;

               (2) to notify the creditors or to publish public announcements;

               (3) to dispose of and liquidate any unfinished businesses of the Company;

               (4)      to pay all outstanding taxes;

               (5)      to settle claims and debts;

               (6) to deal with the surplus assets remaining after repayment by the Company of its debts;

               (7)      to represent the Company in any civil proceedings.

Article 210 After it has categories the Company's assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders' general meeting or to the relevant governing authority for confirmation.

               After the initial payment of the settlement expense, the assets of the Company shall be liquidated in the following order:

               (i) salary and labor insurance expenses of the staff members of the Company;

               (ii)     outstanding taxes;

               (iii)    bank loans, debentures and debts to other companies.

               Any surplus assets of the Company remaining after its debts have been repaid in accordance with the provisions of the preceding paragraph shall be distributed to its shareholders according to the class of shares and the proportion of shares held:

               (1) In case of the preferred shares, the allocation shall be first given to the holders of the preferred shares in accordance with the face value of the preferred shares; if it is insufficient to repay the preferred shares, the allocation shall be carried out in accordance with the proportions of the preferred shares held by them respectively;

               (2) The allocation shall be carried out in accordance with proportions of shares held by the holders of ordinary shares.

               During the liquidation period, the Company shall not commence any new business activities.

Article 211 Upon completion of the categorisation of the Company's assets and preparation a balance sheet and an inventory of assets in connection with the liquidation of the Company, the liquidation committee discovers that the Company's assets are insufficient to repay the Company's debts in full, the liquidation committee shall immediately apply to the People's Court for a declaration of insolvency.

               After a Company is declared insolvent by a ruling of the People's Court, the liquidation committee shall transfer all matters arising from the liquidation to the People's Court.

Article 212 Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders' general meeting or the relevant governing authority for confirmation.

               The liquidation committee shall, within thirty (30) days after the confirmation of the liquidation report, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

                  CHAPTER 19 PROCEDURES FOR AMENDMENT OF THE
                             COMPANY'S ARTICLES OF ASSOCIATION

Article 213 The Company may amend its Articles of Association in accordance with the requirements of laws, administrative regulations and the Company's Articles of Association.

Article 214 The Company shall amend these Articles of Association on the occurrence of any of the following events:

               (1) the Company Law or the relevant laws or administrative regulations are amended and these Articles of Association are in conflict with the amended laws or administrative regulations;

               (2) there is change to the Company which makes it not consistent with these Articles of Association;

               (3) it has been approved by the shareholders in a general meeting to amend these Articles of Association.

Article 215 Any amendment of these Articles of Association shall be made in the following manner:

               (1) The Board of Directors shall pass a resolution to draw up a proposal for amendment of the Company's Article of Association in accordance with these Articles of Association;

               (2) The foregoing proposal shall be furnished to the shareholders in writing and a shareholders' meeting shall be convened;

               (3) The amendments shall be approved by a special resolution in a shareholders' general meeting.

               The board of directors shall amend these Articles of Association pursuant to the resolution of shareholders in a general meeting for amendment of these Articles of Association and the approval opinions of the competent authority.

               Amendment of these Articles of Association involving the contents of the Mandatory Provisions shall become effective upon receipt of approvals from the companies approving department authorized by the State Council.

Article 216 If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law. If the amendment to the Articles of Association is a matter which is required by the relevant laws and regulations to be disclosed, an announcement shall be made in accordance with the provisions of those laws and regulations.

                               CHAPTER 20 NOTICE

Article 217    Notices of the Company shall be issued in the following manner:
               (1) by hand; (2) by post; (3) by public announcement; (4) any other manner as provided in these Articles of Association.

               If a notice of the Company is issued by public announcement, it shall be deemed received by the relevant officers once announced.

               Unless otherwise provided in these Articles of Association, notices, information or written statement issued by the Company to holders of Overseas-Listed Foreign-Invested Shares shall be personally delivered to the registered address of each of such shareholders, or sent by pre-paid mail to each of such shareholders.

Article 218 If a notice of the Company is issued by hand, the date when the recipient signed or stamped to acknowledge receipt of the same shall be regarded as the date of service of the notice.

               If a notice of the Company is issued by public announcement, the date of the first publication of the announcement shall be regarded as the date of service of the announcement.

               All notices which are to be sent by mail shall be clearly addressed, postage pre-paid, and shall be put into envelopes before being posted by mail. Such letters of notice shall be deemed to have been received by shareholders on the third working day since it is left with the post office.

Article 219 If a notice of meeting is accidentally omitted to be sent to any person who is entitled to receive the same or that person has not received such a notice of meeting, it will not cause the meeting and any resolution made therein to be void.

                       CHAPTER 21 RESOLUTION OF DISPUTES

Article 220 The Company shall abide by the following principles for dispute resolution:

               (1) Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company's, directors, supervisors, president, vice-presidents, Chief Financial Officer or the secretary of the board of directors; or holders of the Overseas-Listed Foreign-Invested Shares and holders of Domestic-Invested Shares, in respect of any disputes or claims in relation to the affairs of the Company arising as a result of any rights or obligations arising from these Articles of Association, the Company Law or other relevant laws and administrative regulations, such disputes or claims shall be referred by the relevant parties to arbitration.

                        Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company or the Company's shareholders, directors, supervisors, president, vice-presidents, Chief Financial Officer or the secretary of the board of directors, comply with the decisions made in the arbitration. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

               (2) A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

                        If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

               (3) If any disputes or claims of rights are settled by way of arbitration in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

               (4) The judgement of an arbitral body shall be final and conclusive and binding on all parties.

                           CHAPTER 22 SUPPLEMENTARY

Article 221 These Articles of Association are written in Chinese and English. If there is any conflict between the two versions, the Chinese version shall prevail.

Article 222 The expressions of "above", "within" and "below" shall include the figures mentioned whilst the expressions of "short of" and "less than" shall not include the figures mentioned.

Article 223 The right to interpret these Articles of Association vests with the board of directors of the Company, and the right to revise these Articles of Association vests with shareholders' general meeting.

Article 224 If these Articles of Association are in conflict with the laws, administrative regulations or provisions of other regulatory documents promulgated from time to time, the laws, administrative regulations and provisions of other regulatory documents shall prevail.

Article 225 In these Articles of Association, references to "accounting firm" shall have the same meaning as "auditors".

               In these Articles of Association, references to "president" shall have the same meaning as "manager".

                             Rules and Procedures

                                      for

                      The Shareholders' General Meetings

                                      of

                    China Petroleum & Chemical Corporation






                  Approved at the First Extraordinary General
                Meeting of 2003 on 22 April 2003 Amended at the
            Annual General Meeting for the Year 2003 on 18 May 2004

                                   DIRECTORY


CHAPTER 1   GENERAL PROVISIONS...............................................2

CHAPTER 2   FUNCTIONS AND POWERS OF THE SHAREHOLDERS' GENERAL MEETING........3

CHAPTER 3   AUTHORITY OF THE SHAREHOLDERS' GENERAL MEETINGS..................3

CHAPTER 4   PROCEDURES FOR CONVENING A SHAREHOLDERS' GENERAL MEETING

    SECTION 1 PUTTING FORWARD, COLLECTING AND EXAMINING MOTIONS..............5

    SECTION 2 NOTICE OF MEETING AND ITS ALTERATIONS..........................7

    SECTION 3 REGISTRATION OF A MEETING......................................9

    SECTION 4 CONVENING A MEETING...........................................10

    SECTION 5 VOTING AND RESOLUTION.........................................11

    SECTION 6 ADJOURNMENT OF A MEETING......................................15

CHAPTER 5   SUPPLEMENTARY ARTICLES..........................................16

                         CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to safeguard the legitimate interests of China Petroleum & Chemical Corporation (the "Company") and its shareholders, to specify the duties, responsibilities and authority of the shareholders' general meetings, to ensure the proper, efficient and smooth operation of the shareholders' general meeting and to ensure the shareholders' general meeting exercises its functions and powers according to law, these Rules are formulated according to the "Company Law of the People's Republic of China" (the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guidelines for the Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and "Regulatory Opinions Regarding General Meetings of Listed Companies" and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation ("Articles of Association").

Article 2 These Rules apply to the shareholders' general meetings of the Company and shall be binding on the Company, all shareholders, authorised proxies of the shareholders, directors, supervisors, president, vice-president, Chief Financial Officer, secretary of the board of directors and other relevant personnel present at the meeting.

Article 3 Shareholders' general meetings are divided into annual general meetings (hereinafter referred to as "AGM"), extraordinary general meetings; or all shareholders' general meetings or class shareholders' general meetings.

Article 4 AGMs are held once every year within six months from the end of the previous accounting year.

Article 5 For the shareholders' general meetings convened each year, all of them are extraordinary general meetings except the AGM. The extraordinary general meetings shall be arranged in the order of the year in which they are convened.

Article 6 Holders of different classes of shares are class shareholders. Except other class shareholders, holders of domestic shares and holders of H shares are deemed to be shareholders of different classes. If the Company intends to alter or annul the rights of class shareholders, it shall have such alteration or annulment approved by a special resolution at the shareholders' general meeting and shall convene a class shareholders' meeting in accordance with the provisions of the Articles of Association. Only class shareholders are entitled to attend class shareholders' meetings.

Article 7 The board of directors of the Company shall strictly comply with the provisions of the Company Law and other laws and regulations regarding the convening of shareholders' general meetings, and shall properly organise the shareholders' general meeting in a conscientious manner and on schedule. All directors of the Company are under a bona fide duty to ensure that the shareholders' general meeting is convened in order, and shall not obstruct the exercise of powers by the shareholders' general meeting according to law.

               The directors present at the meeting shall perform their duties in good faith, and shall ensure that the contents of the resolutions passed at the meeting are true, accurate and complete and shall not use any words and expressions that may easily cause ambiguity.

Article 8 Any shareholder who holds the shares of the Company legally and validly are entitled to attend or authorise a proxy to attend the shareholders' general meeting, and shall have the right to know the Company's affairs, the right to speak, the right to raise questions and the right to vote pursuant to law and these Rules.

               Shareholders and their proxies attending the shareholders' general meeting shall comply with the provisions of the relevant laws and regulations, Articles of Association and these Rules, and shall take the initiative to maintain the order of the meeting and shall not infringe the legitimate rights and interests of other shareholders.

Article 9 The Secretary to the board of directors of the Company shall be responsible for implementing the preparatory and organisation work for convening a shareholders' general meeting.

Article 10 In convening a shareholders' general meeting, the principle of cost-saving and simplicity shall be adhered to. No extra benefits shall be given to the shareholders (or their proxies) present at the meeting.


              CHAPTER 2 FUNCTIONS AND POWERS OF THE SHAREHOLDERS'
                        GENERAL MEETING

Article 11 The shareholders' general meeting is the authority organ of the Company and shall exercise the following functions and powers according to law:

               (1) to decide on the Company's operational policies and investment plans;

               (2) to elect and replace directors and to decide on matters relating to the remuneration and liability insurance of directors;

               (3) to elect and replace supervisors who are shareholder representatives and to decide on matters relating to the remuneration and liability insurance of supervisors;

               (4) to examine and approve the board of directors' reports;

               (5) to examine and approve the supervisory committee's reports;

               (6) to examine and approve the Company's profit distribution plans and loss recovery plans;

               (7) to examine and approve the Company's proposed annual preliminary and final financial budgets;

               (8) to pass resolutions on the increase or reduction of the Company's registered capital;

               (9) to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company;

               (10) to pass resolutions on the issue of debentures by the Company;

               (11) to pass resolutions on the appointment, dismissal and non-reappointment of the accounting firm by the Company;

               (12) to amend the Articles of Association and its appendices (including the Rules and Procedures for the Shareholders' General Meetings, Rules and Procedures for the Board of Directors' Meetings and Rules and Procedures for the Supervisors' Meetings);

               (13) to consider motions raised by the supervisory committee or shareholders who represent 5% or more of the total number of voting shares of the Company at the annual general meetings;

               (14) to decide on other matters which, according to laws, administrative regulations, rules of the competent authorities and the Articles of Association, shall be approved by the shareholders' general meetings.

               The shareholders' general meetings shall exercise its powers within the scope stipulated by the Company Law and shall not interfere with the decision of shareholders regarding their own rights.


           CHAPTER 3 AUTHORITY OF THE SHAREHOLDERS' GENERAL MEETINGS

Article 12 Matters which, in accordance with laws, administrative regulations, rules of the relevant government authorities and provisions of the Articles of Association, fall within the scope of the authority of the shareholders' general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.

Article 13 In order to ensure and increase the stability and efficiency of the daily operations of the Company, the shareholders' general meeting authorises the board of directors of the Company, on a partial basis, to exercise the following powers on investment plans, asset disposals and external guarantees:

               (1)      Investment:

                        (i) The shareholders' general meetings shall examine and approve medium and long-term investment plans and annual investment plans of the Company. The board of directors is authorised to make adjustments of not more than 15% of the amount of the capital expenditure for the current year as approved at the shareholders' general meeting.

                        (ii) Individual project investments (including but not limited to exploration and development, fixed assets, external shareholdings) shall be approved by the shareholders' general meeting if the investment amounts are more than 5% of the latest audited net asset value of the Company. The board of directors is authorised to examine and approve projects if the investment amount is not more than 5% of the latest audited net asset value of the Company.

                        (iii) Where the Company uses its own assets to make risky investment in areas not related to the business of the Company (including but not limited to debentures, futures, shares), risky investments shall be approved by the shareholders' general meeting if the amount of investment is more than 1% of the latest audited net asset value of the Company. The board of directors is authorised to examine and approve projects if the investment amount is not more than 1% of the latest audited net asset value of the Company.

               (2)      Asset disposal:

                        (i) When the Company acquires or sells assets, it has to take into account of the following 4 testing indices: (1) total asset ratio: the total amount of the assets to be acquired or sold (according to the latest audited financial report, valuation report or capital verification report) divided by the latest audited total asset value of the Company; (2) net profit (loss) ratio of the acquisition: the absolute value of the net profit or loss relating to the assets to be acquired (according to the audited financial report of the preceding year) divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (3) net profit
                                (loss) ratio of the sale: the absolute value of the net profit or loss relating to the assets to be sold (according to the audited financial report of the preceding year) or the absolute value of the profit or loss arising from such transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (4) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company.

                                The shareholders' general meeting shall
                                examine and approve any of the above projects with a ratio of not less than 50%. The board of directors is authorised to examine and approve any of the above projects with a ratio of less than 50%.

                        (ii) In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the four months prior to such proposed disposal exceeds 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders' general meeting, the shareholders' general meeting shall examine and approve such disposal, and the board of directors is authorised to examine and approve those fixed asset disposals of less than 33%.

                                The disposal of fixed assets referred to in this Article includes the transfer of certain asset interests but excludes the provision of guarantee by way of fixed assets.

                                The validity of the transactions for disposal of fixed assets by the Company shall not be affected by any breach of paragraph (2)(i) of this Article.

                        (iii) Regarding others (including but not limited to the entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount or the amount accumulated in 12 months shall be calculated according to one of four testing indices referred to in paragraph (2)(i) of this Article.

                                Any of the above projects with a ratio of more than 5% shall be examined and approved by the shareholders' general meeting. The board of directors is authorised to examine and approve any of the above projects with a ratio of not more than 5%.

               (3)      External guarantees

                        The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability and shall not directly or indirectly provide liability guarantee for debtors with an asset to liability ratio exceeding 70%. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures. The total amount of external guarantees of the Company shall not exceed 50% of the net assets stated in the consolidating accounting statements of the latest accounting year of the Company."

                        If the guarantee amount exceeds 5% of the latest audited net asset value of the Company, such guarantees shall be examined and approved by the shareholders' general meeting. The board of directors is authorised to examine and approve guarantees of not more than 5% of the latest audited net asset value of the Company.

               (4) If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and external guarantee matters as referred to above include both shareholders' general meeting and the board of directors, such matters shall be submitted to the shareholders' general meeting for approval.

               (5) If the above investment, asset disposal and external guarantee matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 14 Under necessary and reasonable circumstances, as regards specific matters related to the matters to be resolved and those which cannot or are not required to be decided at the shareholders' general meeting, the shareholders' general meeting may authorise the board of directors or the secretary to the board of directors to decide within the scope of authority authorised by the shareholders' general meeting.

              CHAPTER 4 PROCEDURES FOR CONVENING A SHAREHOLDERS'
                        GENERAL MEETING

         Section 1 Putting Forward, Collecting and Examining Motions

Article 15 Motions put forward in a shareholders' general meeting shall be specific and shall relate to the matters which shall be discussed at a shareholders' general meeting.

Article 16 Motions at the shareholders' general meeting are usually put forward by the board of directors.

Article 17 Where two or more than half of the independent directors request the board of directors to convene an extraordinary general meeting, they shall be responsible for putting forward the motions to be examined at the meeting. If the board of directors disagrees with the convening of an extraordinary general meeting, it shall disclose the relevant details.

Article 18 Where the Company convenes an AGM, the supervisory committee or shareholders individually or jointly holding more than 5% of the total voting shares of the Company are entitled to put forward provisional motions. If the proposing shareholders have any objection to the decision of the board of directors of not including their motions in the agenda, they may request the convening of an extraordinary general meeting according to the provisions of these Rules.

Article 19 Where the supervisory committee proposes to convene a shareholders' general meeting, it shall be responsible for putting forward motions.

Article 20 Where shareholders individually or jointly holding more than 10% of the Company's voting shares propose to convene a shareholders' general meeting, the proposing shareholders shall be responsible for putting forward the motions, whether or not the meeting is convened by the board of directors.

Article 21 Before the Chairman of the board of directors issues a notice of the board meeting relating to the convening of a shareholders' general meeting, the secretary to the board of directors may collect motions from shareholders individually holding more than 5% of the Company's voting shares (at the time of proposing to convene an AGM) or shareholders individually holding more than 10% of the Company's voting shares (at the time of proposing to convene an extraordinary general meeting), supervisors and independent directors and submit the same to the board of directors for examination and approval and subsequently submit the same as motions to the shareholders' general meeting for examination.

Article 22 The following motions shall be put forward at the AGM for consideration:

               (1) to examine the board of directors' annual reports, including the investment plans and operation strategy for the following year;

               (2)      to examine the supervisory committee's annual reports;

               (3) to examine the Company's audited final budget proposal for the preceding year;

               (4) to examine and approve the Company's profit distribution plans and loss recovery plans for the preceding year;

               (5) to appoint, dismiss or not to reappoint the accounting firm.

Article 23 Shareholders individually or jointly holding more than 5% of the Company's voting shares are entitled to put forward provisional motions at an AGM. The board of directors shall examine and approve such shareholders' motions according to the following principles:

               (1) Relevance. The board of directors shall conduct preliminary examination of a motion, that is, the motion should be submitted or delivered to the board of directors or chairman of the meeting in a written form, and the contents of the motion shall comply with laws, administrative regulations and the Articles of Association, shall fall within the scope of business of the Company and the duties of the shareholders' general meeting, and shall cover a specific subject for discussion with concrete matters to be resolved. If the motion complies with the above requirements, it shall be submitted to the AGM for discussion. Otherwise no such submission shall be effected. If the board of directors decides not to submit the shareholders' motion to the AGM for voting, it shall give an explanation and statement at the AGM.

               (2) Procedures. The board of directors may decide on the procedural issues relating to the motion. Where a motion needs to be divided into different motions or merged with other motions to be voted on, consent of the person putting forward the original motion is required. If the person putting forward the original motion does not agree with any change, the chairman of the meeting may request the AGM to decide on the procedural issues and conduct discussion according to the procedures decided by the AGM.

Article 24 Where the supervisory committee or shareholders individually or jointly holding more than 10% of the Company's voting shares propose to convene an extraordinary general meeting or class shareholders' general meeting, they may sign one or more written request(s) of identical form and contents stating the topics for discussion at the meeting, and at the same time submit motions complying with the above requirements of these Rules to the board of directors.

Article 25 Motions involving the following circumstances shall be deemed to lead to a change or abrogation of the rights of a class shareholder and the board of directors shall submit them to a class shareholders' general meeting for examination:

               (1) to increase or decrease the number of shares of such class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

               (2) to change all or part of the shares of such class into shares of another class or to change all or part of the shares of another class into shares of that class or to grant such conversion right;

               (3) to cancel or reduce rights to accrued dividends or cumulative dividends attached to shares of such class;

               (4) to reduce or remove preferential rights attached to shares of such class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

               (5) to add, cancel or reduce share conversion rights, options, voting rights, transfer rights, pre-emptive placing rights, or rights to acquire securities of the Company attached to shares of such class;

               (6) to cancel or reduce rights to receive payment payable by the Company in a particular currency attached to shares of such class;

               (7) to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

               (8) to restrict the transfer or ownership of shares of such class or to impose additional restrictions;

               (9) To issue rights to subscribe for, or to convert into, shares of such class or another class;

               (10) To increase the rights or privileges of shares of another class;

               (11) to restructure the Company in such a way so as to cause the shareholders of different classes to bear liability to different extents during the restructuring;

               (12) to amend or abrogate the provisions of Chapter 9 of the Articles of Association "Special Procedures for Voting by a Class of Shareholders".

               Section 2 Notice of Meeting and its Alterations

Article 26 The notice of a shareholders' general meeting shall be issued by the convenors of the meeting. Convenors of the meeting include the board of directors or shareholders individually or jointly holding more than 10% of the Company's voting shares.

Article 27 A written notice shall be issued 45 days (excluding the date of the meeting) prior to the meeting, informing all shareholders of the matters to be considered at the meeting, and the date and place of the meeting.

               The notice of a shareholders' general meeting shall be delivered to the shareholders (whether or not such shareholders are entitled to vote at the meeting) by hand or by pre-paid mail to the addresses of the shareholders as shown in the register of shareholders of the Company. For the holders of domestic shares, the notice of the meeting may also be given by way of public announcement.

               The public announcement referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority of the State Council during the period between forty-five to fifty days before the date of the meeting. Once the announcement is made, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

               Where the Company fails to issue a notice of meeting according to schedule thus resulting in the failure of the Company to convene an AGM within six months from the end of the preceding accounting year, it shall report the same immediately to the stock exchanges on which its shares are listed stating the reasons and shall make an announcement accordingly.

Article 28 The notice of a class shareholders' general meeting shall be delivered only to the shareholders who are entitled to vote at such meeting.

Article 29 The notice of a shareholders' general meeting shall satisfy the following requirements:

               (1)      in writing;

               (2)      specify the place, date and time of the meeting;

               (3) set out the matters to be discussed at the meeting and fully disclose the contents of the motions. If it is required to alter matters involved in the resolutions of the previous shareholders' general meeting, the contents of the motion shall be complete and not only the contents of the changes are stated. Items included under "any other businesses" without specific contents shall not be deemed as a motion and the same shall not be voted at a shareholders' general meeting;

               (4) provide the shareholders with such information and explanation as necessary to enable the shareholders to make an informed decision on the proposals put before them. Such principle includes (but not limited to) where a proposal is made to amalgamate the Company with another, to repurchase shares of the Company, to reorganize its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with contracts (if any) and the cause and effect of such proposal must be properly explained;

               (5) contain a disclosure of the nature and extent of the material interests of any director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

               (6) contain the full text of any special resolution to be proposed at the meeting;

               (7) contain a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy needs not be a shareholder;

               (8) specify the shareholding registration date for the shareholders who are entitled to attend the shareholders' general meeting;

               (9) specify the time and place for lodging proxy forms for the meeting;

               (10) state names and telephone numbers of the contact persons for the meeting.

Article 30 The board of directors shall issue a notice to convene the shareholders' general meeting within fifteen days upon receipt of a written request for convening a shareholders' general meeting from the supervisory committee which is in compliance with the relevant requirements.

Article 31 After the board of directors has received a written request for convening an extraordinary general meeting in compliance with the relevant requirements from shareholders individually or jointly holding more than 10% of the Company's voting shares, it shall issue a notice to convene a shareholders' general meeting as soon as possible. Any alterations to the original motion shall have the consent of the proposing shareholders. After the issue of the notice, the board of directors shall not propose any new motions or change or defer the time for holding the shareholders' general meeting without the consent of the proposing shareholders.

Article 32 If the board of directors fails to issue a notice to convene a meeting within thirty days upon receipt of a written request from shareholders individually or jointly holding more than 10% of the Company's voting shares, the proposing shareholders may convene a shareholders' extraordinary general meeting themselves within four months after the board of directors has received such request. Where the proposing shareholders decide to convene such a meeting themselves, it shall notify the board of directors in writing, and shall issue a notice to convene the meeting after reporting to the branch of the securities regulatory authority of the State Council of the locality of the Company and the stock exchanges on which the Company's shares are listed. The notice of the meeting shall comply with the general requirements for notices of meetings and shall also satisfy the following requirements:

               (1) new contents shall not be added to a motion, otherwise the proposing shareholders shall resubmit a request to convene a shareholders' general meeting to the board of directors;

               (2) the meeting shall be held at the offices of the Company.

Article 33 After the issue of the notice of a meeting, the convenors of the meeting shall not put forward any new motion which is not set out in the notice.

               Where a shareholder who has the largest shareholding of the Company intends to put forward a new motion on profit distribution at an AGM, such shareholder shall, not less than ten days before the date of the AGM, submit the motion to the board of directors to enable it to make an announcement, failing which the shareholder is not entitled to put forward the motion at the AGM.

Article 34 Shareholders and authorised proxies intending to attend a shareholders' general meeting shall deliver to the Company their written replies concerning their attendance at such meeting twenty days before the date of the meeting.

               The Company shall, based on the written replies which it receives from the shareholders twenty days before the date of the shareholders' general meeting, calculate the number of voting shares represented by the shareholders and the authorised proxies who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the shareholders' general meeting; if not, then the Company shall, within five days, notify the shareholders again by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the shareholders' general meeting after publication of such announcement.

Article 35 After the convenors of a meeting have issued the notice of the shareholders' general meeting, the shareholders' general meeting shall not be convened at an earlier date, nor shall it be postponed without reasons. Where a shareholders' general meeting has to be postponed for special reasons, the convenors of the meeting shall publish a postponement notice at least five working days before the original date of the shareholders' general meeting. The convenors of the meeting shall state the relevant reasons and the date for convening the meeting after the postponement in the postponement notice.

Article 36 Where the Company postpones the shareholders' general meeting, it shall not change the shareholding registration date for the shareholders who are entitled to attend the shareholders' general meeting according to the original notice.

Article 37 The Company shall post all information relating to the shareholders' general meeting on the website of the Shanghai Stock Exchange at least five working days before the date of the meeting according to the requirements of the Shanghai Stock Exchange.

                     Section 3 Registration of a Meeting

Article 38 A shareholder may attend the shareholders' general meeting in person or appoint a proxy to attend and vote on his behalf. Directors, supervisors, secretary to the board of directors and the PRC lawyer(s) engaged by the Company shall attend the meeting. The president, vice-president, Chief Financial Officer of the Company and persons invited by the board of directors may also attend the meeting.

               In order to ensure the solemnity and proper order of the shareholders' general meeting, the Company shall have the right to refuse persons other than those stated above to enter into the venue.

Article 39 The Company shall be responsible for preparing an attendance register, which will be signed by the personnel attending the meeting. The attendance register shall set out the names of persons present at the meeting (and/or names of units), identification document numbers, information confirming the identities of the shareholders (such as shareholder account numbers), the number of voting shares held or represented, names of the proxies (or names of the units) and so on.

Article 40 The contents of registration for the shareholders or proxies attending the shareholders' general meeting shall include:

               (1) confirmation of the identity as a shareholder or proxy;

               (2)      request to speak and contents of the text (if any);

               (3) collecting the voting slips according to the number of shares held/represented by the shareholders or proxies;

               (4)      registering new motions (if any).

Article 41 The instrument appointing a proxy of a shareholder shall be in writing. Such written instrument shall state the following:

               (1)      the name of the authorised proxy of the shareholder;

               (2) the number of shares of the principal represented by the authorised proxy;

               (3)      whether or not the proxy has any voting right;

               (4) an indication to vote for or against each and every matter included in the agenda;

               (5) whether or not the proxy has voting rights in respect of the provisional motion which may be included in the agenda of the AGM; and, if this is the case, specific instructions as to the type of voting rights to be exercised;

               (6) the date of issue and validity period of the proxy form;

               (7) the signature (or seal) of the principal or its agent appointed in writing; if the principal is a legal person shareholder, the proxy form shall bear the seal of the legal person unit, or signed by its director or an agent duly appointed by it.

               The proxy form shall state clearly that the proxy shall be entitled to vote at his discretion in the absence of specific instructions from the shareholder.

Article 42 The proxy form shall be lodged with the Company's premises or such other place as specified in the notice convening the meeting at least twenty-four hours prior to the relevant meeting for which the proxy is appointed to vote or twenty-four hours prior to the scheduled voting time. Where the proxy form is signed by a person authorised by the principal, the power of attorney or other authorisation documents shall be notarised. The notarised power of attorney and other authorisation documents, together with the proxy form, shall be lodged with the Company's premises or such other place as specified in the notice convening the meeting.

Article 43 Shareholders attending a shareholders' general meeting shall fulfil registration procedures. Shareholders shall produce the following documents for registration purposes:

               (1) Natural person shareholders: an individual shareholder shall produce his identification documents and provide information enabling the Company to confirm his identity as a shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents and the proxy form, and provide the Company with information enabling the Company to confirm the identity of his principal as a shareholder.

               (2) Legal person shareholders: if a legal representative is appointed to attend the meeting, the legal representative shall produce his identification documents and proof of his qualification as a legal representative, and he shall provide the Company with the information enabling the Company to confirm the identity of the legal person shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents, the proxy form issued by the legal representative of the legal person shareholder pursuant to law, or a notarised copy of a resolution on authorisation adopted by the board of directors of the legal person shareholder or other decision-making organs, and shall provide information enabling the Company to confirm the identity of the principal as a legal person shareholder.

Article 44 Where a shareholder or a proxy requests to speak at the shareholders' general meeting, he shall register with the Company prior to the meeting. The number of speakers shall be limited to ten. If there are more than ten speakers, the first ten shareholders who have the largest shareholdings shall have the right to speak in an order according to their shareholdings.

Article 45 Where an AGM is convened, the supervisory committee and shareholders individually or jointly holding more than 5% of the Company's voting shares shall be entitled to propose new motions to the Company for registration. For the new motions put forward by the shareholders, it is for the chairman of the meeting to decide according to Article 23 of these Rules whether or not to include the same in the agenda.

               Where an extraordinary general meeting is convened, no new motions are allowed to be registered with the Company, and the chairman shall not add such new motions to the agenda of the meeting.

                        Section 4 Convening a Meeting

Article 46 A shareholders' general meeting shall be chaired by the Chairman of the board of directors, who shall act as the chairman of the meeting. If the Chairman is unable to attend the meeting, the Vice Chairman shall act as the chairman of the meeting.

               If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not appointed another director to act as the chairman of the meeting, the board of directors may appoint a director of the Company to take the chair. If the board of directors fails to do so, the shareholders present at the meeting may choose a person to act as the chairman. If, for any reason, the shareholders cannot elect a chairman, the shareholder (including a proxy) holding the largest number of voting shares shall be the chairman of the meeting.

Article 47 Where shareholders individually or jointly holding more than 10% of the Company's voting shares of their own motion decide to convene an extraordinary general meeting, the board of directors and secretary to the board of directors shall earnestly perform their duties. Directors and supervisors shall attend the meeting, and the secretary to the board of directors must attend the meeting to ensure the meeting is held in proper order. The meeting shall be presided over by the Chairman, who shall also act as the chairman of the meeting. If the Chairman is unable to attend the meeting for any reason, the Vice Chairman shall act as the chairman of the meeting. If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not designated a person to act as chairman of the meeting, the board of directors may designate a director of the Company to so act. If the board of directors is unable to designate a director to chair the shareholders' general meeting, the proposing shareholder shall take the chair after filing a report with the branch of the securities regulatory authority of the State Council of the locality of the Company.

Article 48 The chairman shall declare that the meeting commences at the scheduled time after he has been informed that the participants are in compliance with legal requirements and new motions and speakers are registered. In any of the following circumstances, the meeting may be declared to commence later than the time scheduled:

               (1) when any equipment of the venue is out of order so that the meeting cannot proceed as usual;

               (2) when any matters of material importance take place affecting the proceeding of the meeting.

Article 49 After the chairman of the meeting has declared the official commencement of the meeting, he shall firstly announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Subsequently he shall read out the agenda as stated in the notice of the meeting, and shall inquire whether any person present at the meeting has any objection to the voting order of the motions. If an AGM is convened, the chairman of the meeting shall also inquire whether the supervisory committee or the shareholders individually or jointly holding more than 5% of the Company's voting shares need to put forward new motions. Where a new motion is put forward by a shareholder, the chairman of the meeting shall decide whether to accept the motion according to
               Article 23 of these Rules.

               Where the board of directors or chairman of the meeting decides not to include the motion of the supervisory committee or shareholders into the agenda of the AGM, explanations and statements shall be given at such AGM.

               At an extraordinary general meeting, no person shall be allowed to request for discussion of new motions not set out in the notice of the shareholders' general meeting.

Article 50 After the chairman of the meeting has made inquires regarding the agenda, he shall read out the motions or appoint another person to read out the motions, and shall explain the motions according to the following requirements if necessary:

               (1) Where the motion is put forward by the board of directors, the motion shall be explained by the Chairman or other persons designated by the Chairman;

               (2) Where the motion is put forward by the supervisory committee or shareholders individually or jointly holding more than 5% of the Company's voting shares, the motion shall be explained by the person putting forward the motion or its legal representative or lawful and valid proxy.

Article 51 Motions included in the agenda shall be examined before voting. Reasonable time shall be given at the shareholders' general meeting for each motion to be discussed, and the chairman of the meeting shall orally ask the shareholders attending the meeting whether they have completed the examination procedures. Examination procedures shall be regarded as completed if there are no objections by shareholders attending the meeting.

Article 52 No shareholder shall speak for more than twice at the meeting without the consent of the chairman. A shareholder is allowed to speak for no more than five minutes for the first time, and no more than three minutes for the second time.

               When a shareholder requests to speak, he shall only do so if he does not interrupt report which is being made by the meeting reporter or speeches which are being made by other shareholders.

Article 53 Shareholders may query the Company at the shareholders' general meeting. The chairman of the meeting shall direct the directors or supervisors to answer such queries unless they relates to the Company's business secret and shall not be disclosed at the meeting.

               Section 5 Voting and Resolution

Article 54 Shareholders' general meeting shall resolve on any specific motions.

Article 55 Matters not included in the notice convening the shareholders' extraordinary general meeting shall not be resolved on at such a meeting. In approving the motions included in the notice of an extraordinary general meeting, no alteration shall be made to the relevant motions in respect of the following matters:

               (1) increase or reduction of the registered capital of the Company;

               (2)      issuance of bonds of the Company;

               (3) division, merger, dissolution and liquidation of the Company;

               (4)      amendment to the Articles of Association;

               (5) profits distribution plans and loss recovery plans of the Company;

               (6) appointment and removal of a member of the board of directors and the supervisory committee;

               (7)      changing the use of proceeds from a share offer;

               (8) the entering into of a connected transaction which requires the approval of the shareholders in general meetings;

               (9) acquisition or sale of assets which requires the approval of the shareholders in general meetings;

               (10)     changing the accounting firm engaged.

               Any alteration in respect of the contents of the above motions shall be deemed to be a new motion and shall not be voted on at that shareholders' general meeting.

               Shareholders' general meetings shall resolve on all motions included in the agenda one by one, and shall not for any reason cause delay in considering, or fail to consider, such motions. Where different motions are put forward at the annual general meeting for the same matter, such motions shall be resolved on in the order of time in which they are put forward.

Article 56 The chairman of the meeting is obliged to request the shareholders to approve the motions by open ballot at the general meeting.

               Each shareholder or proxy shall exercise his voting rights in accordance with the number of voting shares represented by him. Except for the circumstances where cumulative voting system is applicable to the election of directors in accordance with the Articles of Association, each share shall carry one voting right.

Article 57 Resolutions in respect of the election of directors shall be passed by a way of cumulative voting at shareholders' general meeting in accordance with the Articles of Association. The details of the cumulative voting system are as follows:

               (1) Where the number of directors to be elected is more than two, the cumulative voting system must be adopted.

               (2) Where cumulative voting system is adopted, each of the shares held by a shareholder shall carry the same number of votes as the number of directors to be elected.

               (3) The notice of a shareholders' general meeting shall notify the shareholders that a cumulative voting system will be adopted for the election of directors. The convenors of the shareholders' general meeting shall prepare ballots suitable for cumulative voting, and shall give explanations in writing regarding the cumulative voting system, the completion of the ballots and the methods of counting the votes.

               (4) In casting his votes for the director candidates at a shareholders' general meeting, a shareholder may exercise his voting rights by spreading his votes evenly and cast for each of the candidates the number of votes corresponding to the number of shares he holds; or he may focus his votes on one candidate and cast for a particular candidate the total number of votes carried by all of his shares while the number of voting rights carried by each of his shares is the same as the number of directors to be elected; or he may spread his votes over several candidates and cast for each of them part of the total number of votes carried by the shares he holds while the number of voting rights carried by each of his shares is the same as the number of directors to be elected.

               (5) Upon the exercise of his voting rights by focusing his votes on one or several of the candidates while the number of voting rights carried by each of his shares is the same as the number of directors to be elected, a shareholder shall not have any right to vote for any other candidates.

               (6) Where the total number of votes cast by a shareholder for one or several of the candidates is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast for one or several candidates by a shareholder is less than the number of votes carried by the total number of shares held by such a shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder.

               (7) Where the number of approval votes won by a director candidate exceeds one-half of the total voting rights (to be calculated according to the total number of shares if the cumulative voting is not adopted) represented by the shareholders present at the shareholders' general meeting and the approval votes exceeds the objection votes, the candidate shall be the elected director candidate. If the number of the elected director candidates exceeds the total number of directors to be elected, those candidates who win the largest number of approval votes shall be elected as directors (however, if the elected director candidates whose approval votes are comparatively fewer win the same number of approval votes, and the election of such candidates as directors will give rise to the number of directors elected exceeding the number of directors to be elected, such candidates shall be deemed as having not been elected); if the number of directors elected at a shareholders' general meeting is less than the number of directors to be elected, a new round of voting shall be carried out for the purpose of filling such directorship vacancies, until all the directors to be elected are validly elected.

               (8) Where a new round of voting is carried out according to the provisions of paragraph (7) of this Article at the shareholders' general meeting, the number of votes casted by the shareholders in the cumulative voting shall be re-counted according to the number of directors to be elected in the new round of voting.

Article 58 In examining the motions on the election of directors and supervisors at a shareholders' general meeting, shareholders shall vote on the candidates for the office of directors or supervisors one by one.

Article 59 Resolutions of a shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

               (1)      Ordinary resolutions

                        (i) Ordinary resolutions shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

                        (ii) The following matters shall be approved by ordinary resolutions at shareholders' general meetings:

                              (a) work reports of the board of directors and the supervisory committee;

                              (b)   profit distribution plans and loss
                                    recovery plans formulated by the board of directors;

                              (c) appointment and removal of members of the board of directors and members of the supervisory committee, their remuneration and manner of payment and their liability insurance;

                              (d)   annual preliminary and final budgets,
                                    balance sheets and profit and loss
                                    accounts and other financial statements of the Company;

                              (e)   annual reports of the Company;

                              (f)   matters other than those which are
                                    required by laws and regulations or by the Articles of Association to be passed by special resolutions.

               (2)      Special resolutions

                        (i) Special resolutions shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

                        (ii) The following matters shall be approved by special resolutions at a shareholders' general meetings:

                              (a) increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

                              (b)   issue of bonds of the Company;

                              (c)   division, merger, dissolution and
                                    liquidation of the Company;

                              (d)   repurchase of shares of the Company;

                              (e) amendment to the Articles of Association, the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings;

                              (f) any other matters approved by an ordinary resolution by the shareholders at a general meeting which may have material impacts on the Company and accordingly should be passed by special resolutions.

Article 60     As far as any matter relating to sub-paragraphs (2) to (8),
               (11) to (12) of Article 25 of these Rules, the affected class shareholders, whether or not such shareholders originally have the right to vote at shareholders' general meetings, shall have the right to vote at the class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

               "(An) interested shareholder(s)", as such term is used in the preceding paragraph, means:

               (1) in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to
                        Article 29 of the Articles of Association, an interested shareholder is a controlling shareholder within the meaning of Article 55 of the Articles of Association;

               (2) in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 of the Articles of Association, a holder of the shares to which the proposed agreement relates;

               (3) in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring which is different from the general interests of the shareholders of that class.

Article 61 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 62, are entitled to vote at the meeting.

               The special procedures for approval by a class of shareholders shall not apply in the following circumstance: where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares.

Article 62 Where a connected transaction is being considered at a shareholders' general meeting, the connected shareholders shall abstain from voting, and the voting rights represented by the shares held by them shall not be counted towards the total number of valid votes. The voting result of the non-connected shareholders shall be fully disclosed in the announcement in relation to the resolutions passed at the shareholders' general meeting.

               If any shareholder are required to abstain from voting or may only vote for or against a matter according to the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited, any vote by such shareholder or his proxy in violation of the relevant rules or restrictions referred to above shall not be counted in the voting results.

Article 63 Shareholders (and proxies) shall complete their ballot papers carefully as instructed and put the ballot papers into the ballot box. Any ballot paper containing uncompleted parts, false information, illegible writing and any uncast paper shall be deemed to be an abstention of voting by the shareholder, and such ballot papers shall not be regarded as valid votes.

Article 64 Prior to voting, the shareholders present at a shareholders' general meeting shall nominate at least one supervisor and two shareholders to act as counting officers. Such counting officers shall count all the votes cast on site and sign the counting statistical sheet.

               If the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to cast one more vote.

Article 65 The chairman of the meeting shall be responsible for deciding whether or not a resolution is duly passed according to the results of the votes counting. The chairman's decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes of the meeting.

Article 66 A shareholders' general meeting shall be recorded by the minutes of the meeting, which shall be signed by the directors present at the meeting and the minutes-taking officer. If no director is present at the meeting, the shareholder or the shareholder's proxy chairing the meeting together with the minutes-taking officer shall sign the minutes. The minutes of the meeting shall record the following matters:

               (1) the number of voting shares represented by the shareholders present at the meeting, and the percentage of such shares out of the total number of shares of the Company;

               (2)      the date and place of the meeting;

               (3) the name of the person chairing the meeting and the agenda of the meeting;

               (4) the main points regarding the matters made by each person who speaks at the meeting;

               (5)      the voting result of each matter considered;

               (6) the inquiries and suggestions of the shareholders and the answers to these inquiries or statement made by the directors and supervisors;

               (7) other matters which according to the opinions of the shareholders' general meeting and the provisions of the Articles of Association shall be recorded in the minutes of the meeting.

Article 67 The board of directors of the Company shall retain (a) PRC lawyer(s) to attend the shareholders' general meeting in accordance with law to enable him(them) to give legal opinions on the following matters, and shall publish these legal opinions together with the resolutions of the shareholders' general meeting:

               (1) whether the procedures for convening and holding the shareholders' general meeting comply with the relevant laws and regulations as well as the Articles of Association;

               (2) verification of the legality and validity of the eligibility of the participants of the meeting;

               (3) verification of the eligibility of the shareholders who put forward new motions at the shareholders' annual general meeting;

               (4) whether the voting procedures of the shareholders' general meeting are lawful and valid;

               (5) the issue of any legal advice on any other matters requested by the Company.

               Where the shareholders' extraordinary general meeting is chaired by the shareholders proposing the holding of such a meeting, the proposing shareholders shall, in accordance with law, retain (a) lawyer(s) to give witness legal opinions according to the provisions as set out above, and the procedures for convening such a meeting shall also comply with relevant laws, regulations and this Article.

                      Section 6 Adjournment of a Meeting

Article 68 The board of directors of the Company shall ensure that a shareholders' general meeting is held continuously within reasonable office hours, until the resolutions are finally voted on.

Article 69 If, in the course of the meeting, disputes arising out of the identity of any shareholder or the results of the calculation of the votes and so on cannot be resolved on site in such a way that the order of the meeting is affected and the meeting cannot proceed as usual, the chairman shall declare an adjournment of the meeting.

               If the foregoing circumstances cease to exist, the chairman of the meeting shall notify the shareholders of the resumption of the meeting as soon as possible.

Article 70 Where a shareholders' general meeting is adjourned for more than one working day due to force majeure or any other extraordinary reasons, and the meeting cannot be convened properly or no resolution is passed, the board of directors of the Company shall give explanations to the stock exchanges on which the Company's shares are listed and make a proper announcement. The board of directors of the Company is obliged to take all necessary measures to resume the shareholders' general meeting as soon as possible.

               Section 7 Post-meeting Affairs and Announcement

Article 71 The secretary to the board of directors shall be responsible for submitting the minutes of the meeting and the resolutions passed at the meeting and other relevant documentation to the relevant regulatory authorities in accordance with laws, regulations, the requirements of the securities regulatory authority of the State Council and the stock exchanges on which the Company's shares are listed after the meeting. He shall also be responsible for handling the announcement to be published in the designated media.

Article 72 The announcement of the resolutions of the shareholders' general meeting shall state the number of the shareholders (or the proxies) present at the meeting, the number of shares held by them (or nominees) and the percentage of such shares out of the total voting shares of the Company, the method of voting and the voting result of each motion. The resolutions on the motions shall state the names of the proposing shareholders, the percentage of shares held and the details of the motions. Where a shareholder's motion is not included in the agenda of an AGM, the details of the motion and the statement made by the board of directors or the chairman at the AGM shall be published together with the resolutions of the AGM.

               Where the board of directors or the chairman of the meeting decides not to include the motions put forward by the supervisory committee or the shareholders in the agenda of the AGM, explanations and statements shall be given at such a meeting. Such statements and details of the motions shall, together with the resolutions of the AGM, be published after the conclusion of the AGM.

               Where a resolution of the meeting is not adopted, or a resolution passed at the previous shareholders' general meeting is changed at the current shareholders' general meeting, the board of directors shall give an explanation in relation to the resolutions of the current shareholders' general meeting.

               The announcement of resolutions passed at shareholders' general meetings shall be published in designated newspapers and on the Company's website.

Article 73 The secretary to the board of directors shall be responsible for keeping written information such as the register of attendees, power of attorney, voting statistical sheet, minutes of the meeting, legal opinions endorsed by lawyer(s) and announcements of resolutions.

                       CHAPTER 5 SUPPLEMENTARY ARTICLES

Article 74 These Rules shall come into effect upon the adoption by the shareholders' general meeting by a special resolution and the approval by the relevant authorities in accordance with law.

Article 75 Any amendment to these Rules shall be proposed by the board of directors in the form of an amendment proposal, and shall be submitted to the shareholders' general meeting for approval by a special resolution.

Article 76 The right to interpret these Rules shall rest with the board of directors.

Article 77 Where any relevant matters are not covered in these Rules or where these Rules fail to comply with the relevant laws, administrative rules and other relevant regulatory documents as promulgated from time to time, those laws, administrative rules and other relevant regulatory documents shall prevail.

                             Rules and Procedures

                                      for

                       The Board of Directors' Meetings

                                      of

                    China Petroleum & Chemical Corporation












                  Approved at the First Extraordinary General
                Meeting of 2003 on 22 April 2003 Amended at the
            Annual General Meeting for the Year 2003 on 18 May 2004

                                   DIRECTORY

CHAPTER 1   GENERAL PROVISIONS................................................2

CHAPTER 2   FUNCTIONS, POWERS AND AUTHORITY OF THE BOARD OF DIRECTORS.........2

CHAPTER 3   COMPOSITION OF THE BOARD OF DIRECTORS AND ITS SUBORDINATED
            OFFICES...........................................................5

CHAPTER 4   SECRETARY OF THE BOARD OF DIRECTORS...............................6

CHAPTER 5   RULES OF THE BOARD OF DIRECTORS' MEETING..........................7

CHAPTER 6   PROCEEDINGS OF THE BOARD OF DIRECTORS' MEETING....................8

CHAPTER 7   DISCLOSURE OF INFORMATION RELATING TO THE BOARD OF DIRECTORS'
            MEETING..........................................................12

CHAPTER 8   IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD OF DIRECTORS'
            MEETING AND FEEDBACKS............................................12

CHAPTER 9   SUPPLEMENTAL ARTICLES............................................13

                         CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to ensure that the board of directors of China Petroleum & Chemical Corporation (the "Company") fulfils the duties and responsibilities conferred by all shareholders of the Company, conducts discussions efficiently, makes scientific, immediate and prudent decisions and standardizes the operation of the board of directors, these Rules are formulated according to the "Company Law of the People's Republic of China" (the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guidelines for the Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and other governing regulations of the places of the Company's listings inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation ("Articles of Association").


      CHAPTER 2 FUNCTIONS, POWERS AND AUTHORITY OF THE BOARD OF DIRECTORS

Article 2 The board of directors is accountable to the shareholders' general meetings and shall exercise the following functions and powers:

               (1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meetings;

               (2) to implement the resolutions passed at shareholders' in general meetings;

               (3) to determine the Company's business plans and investment proposals;

               (4) to formulate the Company's annual preliminary and final financial budgets;

               (5) to formulate the Company's profit distribution proposals and loss recovery proposals;

               (6) to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the registered capital of the Company and for the issue of debentures and securities of any kinds (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

               (7) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

               (8) to determine the risks investment of the Company according to the authority given in the shareholders' general meeting;

               (9) to determine matters relating to external guarantees (including pledging of assets) of the Company according to the authority given in the shareholder's general meeting;

               (10) to decide on the Company's internal management structure;

               (11) to appoint or remove the Company's president and to appoint or remove the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

               (12) to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiaries; to appoint, replace or recommend the shareholders' proxies, directors (candidates) and supervisors (candidates) of its subsidiaries which are controlled or invested by the Company;

               (13) to determine the establishment of the Company's branch offices;

               (14) to formulate proposals for any amendment of the Company's Articles of Association and its appendices;

               (15)     to formulate the Company's basic management system;

               (16) to manage the disclosure of information of the Company;

               (17) to propose in a shareholders' general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

               (18) to listen to the president's work report and check the president's work;

               (19) to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders' general meeting of the Company except for matters as specified by law, administrative rules, regulations of the competent government department(s) and the Articles of Association, and to sign other important agreements;

               (20) to exercise any other powers stipulated by laws, administrative rules, regulations of the competent government department(s) or the Articles of Association, and any other functions and powers conferred by the shareholders' in general meetings.

               The necessary conditions for the board of directors to perform its duties shall include the following:

Article 3 The president shall provide the directors with necessary information and data, enabling the board of directors to make scientific, immediate and prudent decisions.

               A director may require the president or, through the president, require the relevant departments of the Company to provide information and explanations which are necessary for him to make scientific, immediate and prudent decisions.

               Where the independent directors think necessary, they may engage (an) independent institution(s) to provide independent opinions to be relied upon by them in making decisions. The fees incurred in the engagement of such (an) independent institution(s) shall be borne by the Company.

Article 4 The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules, regulations of the competent government department(s) and the Articles of Association to submit to the shareholders in general meetings for determination (including matters proposed by two or more than half of the independent directors).

               The board of directors shall examine the provisional motions put forward by the shareholders individually or jointly holding more than 5% of the Company's voting shares at the shareholders' annual general meeting (the "AGM") according to the standard of "relevance" as set out in the Rules and Procedures for the Shareholders' General Meetings, and to decide whether to submit the provisional motions to the AGM for examination.

Article 5 In order to ensure and increase the stability and efficiency of the daily operation of the Company, the board of directors shall explicitly authorise, on a partial basis, the chairman, other one or more directors or the president to exercise its functions and powers on investment plans, assets disposals, external guarantees, the credit and financial policies and the internal management structure of the Company according to the provisions of the Articles of Association and the authorisation of the shareholders' general meeting.

Article 6 The powers and authority of the board of directors on investments shall include the following:

               (1) The board of directors shall be responsible for conducting preliminary examination of the medium and long-term investment plans proposed by the president, and shall submit them to the shareholders' general meetings for approval.

               (2) The board of directors shall be responsible for conducting preliminary examination of the annual investment plans proposed by the president, and shall submit them to the shareholders' general meetings for approval. The board of directors may make adjustments of not more than 15% of the amount of the capital expenditure for the current year as approved at the shareholders' general meeting. The chairman of the board of directors is authorised to make adjustments of not more than of not more than 8% of the amount of the capital expenditure for the current year as approved at the shareholders' general meeting.

               (3) Individual project investments (including but not limited to exploration and development, fixed assets, external shareholdings) shall be approved by the board of directors if the investment amounts are not more than 5% of the latest audited net asset value of the Company. The Chairman of the board of directors is authorised to examine and approve projects if the investment amount is not more than 3% of the latest audited net asset value of the Company.

               (4) Where the Company uses its own assets to make risky investment in areas not related to the business of the Company (including but not limited to debentures, futures, shares), risky investments shall be approved by the board of directors if the amount of the individual investment is not more than 1% of the latest audited net asset value of the Company. The chairman of the board of directors is authorised to examine and approve projects if the investment amount is not more than 0.5% of the latest audited net asset value of the Company.

Article 7 The powers and authority of the board of directors on asset disposals shall include the following:

               (1) When the Company acquires or sells assets, it has to take into account of the following four testing indices: (i) total asset ratio: the total amount of the assets to be acquired or sold (according to the latest audited financial report, valuation report or capital verification report) divided by the latest audited total asset value of the Company; (ii) net profit (loss) ratio of the acquisition: the absolute value of the net profit or loss relating to the assets to be acquired (according to the audited financial report of the preceding year) divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (iii) net profit (loss) ratio of the sale: the absolute value of the net profit or loss relating to the assets to be sold (according to the audited financial report of the preceding year) or the absolute value of the profit or loss arising from such transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (iv) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company.

                        The board of directors shall examine and approve projects with a ratio of less than 50% according to all the above four testing indices. The chairman of the board of directors is authorised to examine and approve projects with a ratio of less than 10% according to all the above four testing indices.

               (2) In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the four months prior to such proposed disposal does not exceed 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders' general meeting, the board of directors shall examine and approve such disposal, and the Chairman of the beard of directors is authorised to examine and approve those fixed asset disposals of less than 10%.

               (3) As regards others (including but not limited to the entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount or the amount accumulate in twelve months shall be calculated according to one of four testing indices referred to in paragraph (1) of this Article.

               Projects with a ratio of not more than 5% according to all the above four testing indices shall be examined and approved by the board of directors. The chairman of the board of directors is authorised to examine and approve projects with a ratio of not more than 1% according to all the above four testing indices.

Article 8 The powers and authority of the board of directors on debt liabilities shall include the following:

               (1) The board of directors shall examine and approve the amount of the long-term loans for the current year according to the annual investment plan as approved by the shareholders' general meeting. The chairman of the board of directors is authorised to make adjustments of not more than 10% of the total amount of the long-term loans for the current year as approved by the board of directors. Within the total amount of the long-term loans as approved by the board of directors, the chairman of the board of directors is authorised to approve and sign the contract for every single long-term loan for the amount exceeding RMB1 billion, and the president is authorised to approve and sign the contract for every single long-term loan for the amount not exceeding RMB1 billion.

               (2) Within the total amount of the working capital loans for the current year as approved by the board of directors, the Chairman of the board of directors is authorised to sign the overall short-term loan facility contracts for raising working capitals required by the operation and management of the Company according to the demand of the Company. Within the amount limit as fixed by these loan facility contracts, the chairman of the board of directors is authorised to approve and sign the working capital short-term loan contracts where the amount of one single loan exceeds RMB1 billion, and the president is authorised to approve and sign the working capital short-term loan contracts where the amount of one single loan does not exceed RMB1 billion.

               (3) The Company shall not provide any guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures.

                        If the guarantee amount does not exceed 5% of the latest audited net asset value of the Company, such guarantees shall be examined and approved by the board of directors. The chairman of the board of directors is authorised to approve and sign the external guarantee contracts the guaranteed amount of which does not exceed 1% of the latest audited net asset value of the Company but more than RMB100 million. The president is authorised to approve and sign the external guarantee contracts the guaranteed amount of which does not exceed RMB100 million.

Article 9 If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and external guarantee matters as referred to above include the board of directors, chairman of the board of directors and/or president, such matters shall be submitted to the approving offices of the highest level for approval.

               If the above investment, asset disposal and loan matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 10 The board of directors authorises the chairman to determine the following matters: (1) internal management structure of the Company; (2) the establishment of branch offices by the Company; (3) to appoint or replace the members of the board of directors and the members of the supervisory committee of the wholly-owned subsidiaries of the Company; and (4) to appoint, replace or recommend the shareholders' representatives, director (candidates) and supervisors (candidates) of the subsidiaries which are controlled or invested by the Company.


                CHAPTER 3 COMPOSITION OF THE BOARD OF DIRECTORS
                          AND ITS SUBORDINATED OFFICES

Article 11 The board of directors shall consist of thirteen directors. The board of directors shall have one chairman and one vice-chairman.

Article 12 The board of directors shall establish strategic decision-making sub-committee, auditing sub-committee, remuneration and evaluation sub-committee and other special committees. These special committees shall conduct research on specific matters and provide opinions and suggestions on these matters to the board of directors for the reference.

               Members of the special committees shall be directors of the Company. The majority of the membership of the auditing sub-committee, and remuneration and evaluation sub-committee shall consist of the independent directors, who shall also act as convenors. The auditing sub-committee shall have at least one independent director who is also an accounting professional.

Article 13 The major responsibilities of the strategic decision-making sub-committee shall be to conduct research and put forward proposals on the long-term development strategy and significant investment decisions of the Company.

Article 14 The major responsibilities of the auditing sub-committee shall include the following:

               (1) to propose the appointment or replacement of the external auditor of the Company;

               (2) to oversee the Company's internal auditing system and its implementation;

               (3) to be responsible for the communication between the internal auditing department of the Company and the external auditor;

               (4) to examine and approve the Company's financial information and it disclosure;

               (5)      to examine the internal control system of the Company.

Article 15 The major responsibilities of the remuneration and evaluation sub-committee shall include the following:

               (1) to research on the criteria for the evaluation of directors and the president, to conduct evaluation of them and make necessary suggestions;

               (2) to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors.

Article 16 The special committees of the board of directors shall formulate detailed working rules, which shall come into effect upon the submission to, and the approval of, the board of directors.


                CHAPTER 4 SECRETARY OF THE BOARD OF DIRECTORS

Article 17 The Company shall have one secretary of the board of directors. The main duty of the secretary of the board of directors is to promote and improve the Company's corporate governance standards and properly deal with the matters regarding disclosure of information.

Article 18 The main duties of the secretary of the board of directors include:

               (1) to organize and arrange for board meetings and shareholders' general meetings, prepare the meeting materials, handle the meeting related affairs, to be responsible for record of meetings, ensure the accuracy and completeness of records, keep the meeting documents and records and take initiative to keep abreast of the execution of the related resolutions; and submit reports to the board of directors and put forward the proposals for importance issues arising during the implementation;

               (2) to ensure that the material issues concerning the resolutions of the board of directors can be strictly implemented in accordance with the specified procedures; to participate and organize the consultation and analysis on the decision-making matters of the board in accordance with its requirements, and put forward the related opinions and suggestions; to deal with the daily matters of the board of directors and its related committees if authorised;

               (3) to be the contact person of the Company with the securities regulatory authorities, be responsible for organisation, preparation and timely submission of related documents as required by the regulatory authorities, and be responsible for related tasks assigned by the regulatory authorities and to organise and complete these tasks, and to ensure that the Company prepares and submits the reports and other documents as required by the regulatory authorities in accordance with law;

               (4) to be responsible for the co-ordination and organization of the matters on disclosure of information of the Company, establish and perfect the system concerning information disclosure, participate in all related meetings of the Company concerning information disclosure, and keep abreast of the important business policies and related information of the Company in a timely manner;

               (5) to be responsible for keeping confidential of the sensitive materials concerning the share price of the Company, and formulate effective and enforceable secrecy systems and measures. For the divulgence of the sensitive materials concerning the share price of the Company due to various reasons, he shall take necessary remedial measures, make timely explanation and clarification, and notify the regulatory organizations in the places where the shares of the Company are listed as well as the securities regulatory authority of the State Council;

               (6) to be responsible for the co-ordination and organization of market promotion, coordinate the visit and interview, deal with the relationship with investors, maintain the relationship with investors, intermediary organs and news agencies, be responsible for the co-ordination and explanation of the inquiries of the public, and ensure the investors to obtain the information as disclosed by the Company in a timely manner, organize and arrange the promotion and advertising activities of the Company inside and outside the PRC, prepare and work out the summary report on market promotion and other important visiting activities, and report the related matters to the securities regulatory authorities of the State Council; to establish effective communication channels between the Company and its shareholders, including designating a staff and/or establishing (a) special office(s) to keep sufficient and necessary contacts with the shareholders, and to relay, in a timely manner, all the feedbacks including opinions and suggestions of the shareholders to the board of directors or the management team of the Company;

               (7) to ensure the proper preparation of the register of shareholders, to be responsible for the management and proper maintenance of the materials concerning register of shareholders, directors' register, quantity of shares held by majority shareholders and record of shares held by directors, as well as the name list of the beneficiaries of the outstanding debentures of the Company;

               (8) to assist directors and the president to practically implement the domestic and foreign laws, regulations, the Company's Articles of Association and other provisions in discharge of their duties and exercise of their powers; be liable to remind directors and the president timely on becoming aware that the Company passes or may pass resolutions which may breach the relevant regulations, and be entitled to report the related matters to securities regulatory authorities of the State Council and other regulatory authorities according to the facts;

               (9) to provide the related information necessary for the supervisory committee of the Company and other approving authorities to discharge their duties and to exercise their powers, assist the investigation on the Chief Financial Officer, directors and the president of the Company concerning the performance of their fiduciary duties;

               (10) to ensure the complete organizational documents and records of the Company are kept properly, and the persons who have the rights of access to the relevant documents and records of the Company obtain those documents and records in a timely manner; and

               (11) to discharge other duties and to exercise other powers as conferred by the board of directors, as well as other duties and powers as required by the listing rules of the stock exchanges on which the Company's shares are listed.

Article 19 The board of directors of the Company shall have a secretarial office, which shall be a daily working body assisting the secretary of the board of directors in performing his duties.

Article 20 The Company shall formulate regulations in relation to the work of the secretary of the board, and perform the work for disclosure of information and investor relations. The relevant system shall be effective after reporting to the board of directors for approval.


              CHAPTER 5 RULES OF THE BOARD OF DIRECTORS' MEETING

Article 21 The board of directors' meetings shall be divided into regular meetings and provisional meetings according to the regularity of such meetings.

Article 22     The regular meetings shall include the following:

               (1)      The board meetings approving financial reports of the
                        Company:

                        (i)     The annual results meetings

                                The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company's annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations and the Articles of Association, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of the accounting year of the Company.

                        (ii)    The interim results meetings

                                The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company's interim reports and deal with other relevant matters at such meetings.

                        (iii)   The quarterly results meetings

                                The quarterly results meetings shall be held in the first month of each of the second and fourth quarter of the Gregorian calendar year. The directors shall approve the Company's quarterly reports for the preceding quarters at such meetings.

               (2)      The year-end review meetings

                        The year-end review meetings shall be convened in December of each year. The directors shall listen to and approve the president's report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

Article 23 The chairman of the board of directors shall approve the issue of a notice convening the provisional board of directors' meeting within seven days in any one of the following events:

               (1) where the chairman of the board of directors considers necessary;

               (2) where more than one-third of the directors propose in their joint names;

               (3) where more than one-half of the independent directors propose in their joint names;

               (4)      where the supervisory committee proposes;

               (5)      where the president proposes.

Article 24 The board of directors' meetings shall be divided into meetings at which all directors must be physically present and meetings which the directors may authorise other directors to attend on their behalf, according to whether the directors are physically present at the meetings.

               The meetings which all directors must be physically present shall be held at least once every six months, and such meetings shall not be held by way of written resolutions or video-telephone meetings.

Article 25 The board of directors' meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

               All the meetings of the board of directors may be held by the way of on-site meetings.

               The board of directors' meetings may be held by the way of video-telephone meetings, provided that the attending directors are able to hear clearly the director who speaks at the meeting and communicate amongst themselves. The meetings convened by this way shall be recorded and videotaped. In the event that the attending directors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable. The verbal voting by a director shall have the same effect as signing in the voting sheet, provided that there is no discrepancy between the opinions expressed by such director in completing signing procedure and the opinions orally expressed by him during the meeting.

               In the case of urgency (limiting to cases where an on-site meeting or a video-telephone meeting is impractical), and the matters to be examined are comparatively procedural and unique so that the a discussion of the motions proves to be unnecessary, the board of directors' meeting may be held by written resolutions, in which case the motions shall be passed by way of circulating the motions for directors' review. Unless otherwise expressed by the directors, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions.


           CHAPTER 6 PROCEEDINGS OF THE BOARD OF DIRECTORS' MEETING

Article 26     Putting forward Motions

               The motions of the board of directors' meetings shall be put forward in the following circumstances:

               (1)      matters proposed by the directors;

               (2)      matters proposed by the supervisory committee;

               (3) motions from the special committees of the board of directors;

               (4)      matters proposed by the president;

               (5) matters to be considered by the shareholders of the subsidiaries controlled or invested by the Company in their shareholders' meetings (shareholders' general meetings).

Article 27     Collecting Motions

               The secretary of the board of directors shall be responsible for collecting the draft motions in respect of the matters to be considered at the meeting. Each person who puts forward the relevant motion(s) shall submit the motions and relevant explanatory materials before the date of the meeting. Motions concerning material connected transactions (which are determined according to the standards promulgated by the relevant regulatory authorities from time to time) shall first be approved by the independent directors. The relevant materials shall be submitted to the chairman of the board of directors after scrutinized by the secretary of the board of directors, who shall also set out the time, place and agenda of the meeting in the materials submitted.

Article 28     Convening the Meetings

               A board of directors' meeting shall be convened by the chairman of the board of directors, who shall also approve the issue of the notice convening the meeting. If the chairman of the board of directors is unable to convene the meeting due to special reasons, he shall designate the vice-chairman or other director(s) to convene the meeting. Where the chairman fails to convene a meeting with no reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman and one-half of the directors jointly shall convene the meeting. The convenors of the meeting shall be responsible for approving the issue of the notice of the meeting.

Article 29     Notice of the Meetings

               (1) The notice of a board of directors' meeting shall be delivered to all directors, supervisors and other personnel attending the meeting before the date of the meeting. The notice of the meeting shall generally set out the following:

                        i.    the time and place of the meeting;

                        ii.   the duration of the meeting;

                        iii. the agenda, reasons, subject matters and other relevant particulars of the meeting;

                        iv.   the date of the issue of the notice.

               (2) The board of directors' meetings shall be noticed according to the following requirements and form:

                        i. the notice of the meeting may be served on the directors by courier, facsimile, electronic means, telegraph or mail;

                        ii. the notice of the board of directors' meeting shall be delivered to the directors ten days before the date of the meeting;

                        iii. the notice shall be written in Chinese, if necessary, the English version can be attached.

               Any director may waive the right to receive the notice of board meeting.

               Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.

Article 30     Communication before the Meetings

               After the issue of the notice of a meeting and before the date of the meeting, the secretary of the board of the directors shall be responsible for, and shall communicate and liaise with all supervisors, to seek their opinions or suggestions in respect of the motions of the meeting, and shall pass on these opinions or suggestions to the persons put forward the motions, so as to enable necessary amendments to be made to them. The secretary of the board of directors shall also, in a timely manner, arrange for the provision of the supplemental materials which are required for the directors to make decisions on the motions of the meeting, including the background information relating to the subject of the meeting and other information which will assist the directors in making scientific, immediate and prudent decisions.

               Where more than one-fourth of the directors or two external directors are of the opinion that the materials provided are insufficient or unclear, they may make a proposal jointly concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal. Unless such a proposal is put forward during the meeting, the secretary of the board of directors shall serve a notice on the directors, supervisors and other personnel attending the meeting upon receiving a written request concerning the postponement of holding of the meeting or the postponement of discussions on part of the issues put forward by the board of directors.

Article 31     Attendance of the Meetings

               Meetings of the board shall be held only if more than half of the directors are present.

               Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend in person, he shall appoint another independent director to attend on his behalf). The power of attorney shall set out the name of the attorney, the particulars and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal.

               In the event that an independent director does not attend the board of directors' meeting for three consecutive meetings, the board of directors may propose to the shareholders' general meeting to have such independent directors dismissed.

               The board of directors' meeting shall be chaired by the chairman of the board of directors. Where circumstances preclude the Chairman, he may designate the vice-chairman or other directors to act on his behalf. Where the chairman of the board fails to chair the meeting without reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman or more than half of the directors shall chair the meeting. Upon the expiry of the term of office of the directors and the re-election of the new directors at the shareholders' general meeting, the directors who obtains the largest number of votes at such re-election (if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new board of directors shall be elected.

Article 32     Examining the Motions

               The chairman of the meeting shall declare the commencement of the meeting as scheduled. The directors in presence shall reach an agreement on the agenda of the meeting thereafter. Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials of the meeting are insufficient or unclear, they may make a proposal jointly concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal.

               When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one. Persons who put forward the motions or their attorneys shall first report to the board of directors their work or make statements in respect of the motions.

               In reviewing the relevant proposals, motions and reports, in order to understand the main points and the background information of the motions in detail, the board of directors' meeting may require the heads of the departments which are responsible for handling the motions to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting, so that proper decisions can be made at the meeting. If, in the course of the meeting, any motions examined are found to be unclear or infeasible, the board of directors shall require the departments which are responsible for handling the motions to give a statement at the meeting, and the motions can be returned to such departments for re-handling and their examination and approval shall be postponed.

               The independent directors shall give their independent opinions to the board of directors on the following matters:

               (1) the nomination, appointment and removal of the directors;

               (2) the appointment and dismissal of the president, vice-president, Chief Financial Officer and secretary of the board of directors;

               (3) the remuneration of the directors, the president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company;

               (4) the loans made by the Company to its shareholders, the person in actual control of the Company or the associated enterprises of the Company or other money transfer between them, the amounts of which are equivalent to or exceed the relevant thresholds of the Company's material connected transactions (which shall be determined in accordance with the standards promulgated from time to time by the relevant regulatory authorities) which must be examined by the board of directors or shareholders' general meeting according to law, and whether the Company has taken effective measures to recover such debts;

               (5) any matters which the independent shareholders consider to be detrimental to the interests of minority shareholders.

               An independent director shall give his opinion on the above-mentioned matters in the following manner:

               (1)      consent;

               (2)      opinion reserved and reasons;

               (3)      opposition and its reasons;

               (4)      no opinion can be expressed and the obstacles.

Article 33     Voting on the Motions

               In reviewing the motions at the board of directors' meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

               The directors who are acting as proxies of others shall exercise the rights of voting within the authorisation.

               Where a director is not present at a board of directors' meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

               In reaching resolutions by the board of directors, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, the other matters shall be passed by the consent of more than one-half of the directors:

               (1) to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of debentures and securities of any kind (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

               (2) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

               (3)      to determine to provide external guarantees;

               (4) to formulate proposals for any amendment to the Articles of Association and its schedules.

               The resolutions of the board of directors may be decide on a poll or show of hands. Each director shall have one vote. Where the votes for an against a resolution are equal, the chairman of the board of directors is entitled to cast one more vote.

               If a director or his associate (as defined in the Rules Governing the Listing of Securities of the Hong Kong Stock Exchange Limited) have a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination.

Article 34 Liability of Directors in respect of Resolutions of the Board of Directors' Meetings

               A written resolution of the board of directors shall not take effect as a resolution of the board of directors if it has not been formulated in accordance with the stipulated procedures, notwithstanding all the directors have already expressed their opinions in different ways. The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who votes for a resolution which contravenes the laws, administrative regulations or the Articles of Association thus causing serious damages to the Company shall be directly liable (including the compensation of damages) for all the loss incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability. A director who waives his right of voting, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, cannot escape liability. A director who explicitly express his objection in the course of discussion but fails to cast an objection vote in the voting cannot escape liability.

Article 35     Resolutions of the Meeting

               In principle, the board of directors' meeting shall resolve on all the matters examined at the meeting.

               A resolution on the Company's connected transaction shall not be valid until it is signed by all directors.

               The independent directors' opinions shall be set out in the resolutions of the board of directors meetings.

Article 36     Minutes of the Meetings

               Minutes of the board of directors' meeting are proof of the resolutions on the matters examined at the meeting. Detailed minutes in respect of the matters examined at the meeting shall be recorded. The minutes of the board of directors' meeting shall state the following:

               (1) the date, place, names of the convenors and chairman of the meeting;

               (2) the names of the attending directors and the names of the present, the names of appointing directors and their attorneys;

               (3)      the agenda of the meeting;

               (4) the essential points of the directors' presentations (for the written resolution meeting, the version containing the directors' feedbacks in writing shall prevail);

               (5) the voting methods and outcome for each proposal (the outcome of the voting shall set out the respective number of assenting or dissenting votes or votes that were waived);

               (6)      the directors' signature.

               The secretary of the board of directors shall take initiative to arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the directors for review without delay. Those directors who wish to make supplementary revision on the minutes shall report their opinions on the revision to the chairman of the board of directors in written form within one week after the receipts of the minutes of the board meeting. After the minutes of board meeting are finally determined, the attending directors, the secretary of the board of directors and the minute-taking officer shall sign the minutes of the board meeting. The secretary of the board of directors shall deliver the complete duplicate of the minutes to all directors. The minutes of the board meeting, being an important document, shall be properly kept at the business address of the Company.

              CHAPTER 7  DISCLOSURE OF INFORMATION RELATING TO THE
                         BOARD OF DIRECTORS' MEETING

Article 37 The board of directors of the Company shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company's shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at the board of directors' meeting which are discloseable are disclosed accurately and in a timely manner. Information relating to significant matters of the Company must be reported to the stock exchanges on which the Company's shares are listed at the earliest opportunity, and shall be submitted to relevant regulatory authorities for filing.

Article 38 Where a matter which requires the independent opinions of the independent directors is discloseable, the Company shall disclose such opinions in the relevant announcement. If the independent directors are of divergent views and cannot reach any consensus, the board of directors shall disclose the respective opinions of each of the independent directors.

Article 39 Regarding confidential information, the attendees of the meeting must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.


              CHAPTER 8 IMPLEMENTATION OF THE RESOLUTIONS OF THE
                        BOARD OF DIRECTORS' MEETING AND FEEDBACKS

Article 40 The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and submitted to the shareholders' general meeting for approval thereafter:

               (1) the formulation of the Company's annual preliminary and final financial budgets;

               (2) the formulation of Company's profit distribution proposals and loss recovery proposals;

               (3) the increase or reduction of the registered capital of the Company and the issue of debentures or other securities, as well as the listing or repurchase of the shares of the Company;

               (4) the formulation of plans for merger, division or dissolution of the Company;

               (5) the formulation of proposals for any amendment to the Articles of Associations; and

               (6) proposal to be submitted to the shareholders in general meeting for the appointment or replacement of the accounting firm auditing the accounts of the Company.

Article 41 After resolutions are passed at a board of directors' meeting, the president shall implement the resolutions which fall within the scope of the authority of the president, or which the board of directors authorises the president to handle, and shall report the status of implementation to the board of directors.

Article 42 The chairman of the board shall have the power to, or authorize the vice-chairman or the directors to, urge, examine and supervise the implementation of the resolutions of the meeting.

Article 43 At each board of directors' meeting, the president shall deliver a written report to the meeting in relation to the status of implementation of the matters which, according to the resolutions of the previous meeting, must be implemented.

Article 44 Under the direction of the board of directors and the chairman, the secretary of the board of directors shall take initiative to obtain information in respect of the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the board of directors and the chairman in relation to the important issues to be implemented.


                       CHAPTER 9 SUPPLEMENTAL ARTICLES

Article 45 Where these Rules fail to comply with relevant laws, regulations and other regulatory documents as promulgated from time to time, these laws, regulations and other regulatory documents shall prevail.

Article 46 Upon the unanimous consensus of all directors of the Company, the formulation of and the amendment to these Rules shall come into effect if they are adopted by the shareholders' general meeting by a special resolution and approved by the relevant authorities.

Article 47 The right to interpret these Rules shall vest with the board of directors.

                             Rules and Procedures

                                      for

                      The Supervisory Committee's Meeting

                                      of

                    China Petroleum & Chemical Corporation















 Approved at the First Extraordinary General Meeting of 2003 on 22 April 2003

                                   DIRECTORY

CHAPTER 1   GENERAL PROVISIONS................................................2

CHAPTER 2   COMPOSITION OF THE SUPERVISORY COMMITTEE AND ITS ADMINISTRATIVE
            OFFICE............................................................2

CHAPTER 3   FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE.................4

CHAPTER 4   RULES OF THE SUPERVISORS' MEETINGS................................4

CHAPTER 5   PROCEEDINGS OF THE SUPERVISORS' MEETING...........................5

CHAPTER 6   DISCLOSURE OF INFORMATION RELATING TO THE SUPERVISORS' MEETING....6

CHAPTER 7   IMPLEMENTATION OF THE RESOLUTIONS OF THE SUPERVISORS' MEETING
            AND FEEDBACKS.....................................................6

CHAPTER 8   SUPPLEMENTARY ARTICLES............................................6

                         CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to standardize the operation of the supervisory committee of China Petroleum & Chemical Corporation (the "Company"), to ensure the supervisory committee implementing the duties and responsibilities conferred by all shareholders of the Company, these Rules are formulated according to the "Company Law of the People's Republic of China" (the "Company law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guidelines for the Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation ("Articles of Association").

Article 2 The supervisory committee is accountable to the shareholders' general meetings. It shall be responsible for supervising the financial affairs of the Company and the lawfulness of the performance of their duties by the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company so as to safeguard the legitimate interests of the Company and its shareholders.

Article 3 The Company shall take measures to ensure the supervisors' rights to know the Company's affairs, and provide them with necessary information and materials, so as to enable the supervisory committee to conduct effective supervision, inspection and evaluation of the financial status and management situation of the Company.

               The president shall report to the supervisory committee the entering into of, and the enforcement of, material contracts by the Company, the use of capitals and the profitability of the Company upon the request of the supervisory committee. The president shall ensure the truthfulness of such report.

               CHAPTER 2 COMPOSITION OF THE SUPERVISORY COMMITTEE AND
                         ITS ADMINISTRATIVE OFFICE

Article 4 The supervisory committee shall compose of twelve supervisors. Of which, eight of them shall be shareholder representatives (including those who are eligible to be external supervisors); four of them shall be representatives of workers and staff of the Company.

               The election and removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

Article 5      The term of the office of a supervisor shall be three years.
               The supervisors representing the shareholders shall be elected and removed by the shareholders' general meeting. The supervisors representing the workers and staff of the Company shall be elected and removed democratically by those workers and staff of the Company. The term of a supervisor is renewable upon re-election and re-appointment.

Article 6 Except for complying with the eligibility requirements as set out in the Company Law and the Articles of Association, the supervisors shall possess professional knowledge and work experience in the field of law or accounting.

Article 7 A supervisor may resign before the expiry of his term of office by submitting a written resignation letter to the supervisory committee.

               Provisions in respect of the resignation of directors as set out in the Articles of Association shall be applicable to the resignation of supervisors, including (but without limitation to) where a supervisor's resignation will result in the number of supervisors of the Company falling below the quorum as provided by law, the resignation letter of such supervisor shall not be effective until the vacancy created by his resignation has been filled.

Article 8 The supervisory committee shall have an administrative office responsible for handling daily affairs of the supervisory committee.


          CHAPTER 3 FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE

Article 9 The supervisory committee shall exercise the following functions and powers in accordance with law:

               (i) to review the Company's financial position. Where necessary, the supervisory committee may appoint another accounting firm on behalf of the Company to carry out independent audit;

               (ii) to supervise the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company in order to ensure that they do not act in contravention of any law, regulation or the Articles of Association in performing their duties;

               (iii) to demand the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company who acts in a manner which is harmful to the Company's interest to rectify such acts, and report to the shareholders' general meeting and relevant authorities of the State when necessary;

               (iv) to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders' general meetings and to authorize, in the Company's name, publicly certified and practicing accountants to assist in reviewing such information should any doubt arise in respect thereof;

               (v) to give opinions on the appointment of an accounting firm of the Company;

               (vi) to propose to convene an extraordinary general meeting, and may put forward provisional motions at the shareholders' annual general meeting;

               (vii)    to propose to convene provisional board meetings;

               (viii) to represent the Company in negotiations with or in bringing actions against a director;

               (ix) other duties and powers provided for in the Articles of Association.The supervisors shall attend meetings of the board of directors.

Article 10 The supervisory committee shall declare the Company's supervisory report for the preceding year at the AGM. Such report shall include the following matters:

               (i)      the review of the Company's financial position;

               (ii) the implementation of relevant laws, regulations, Articles of Association and the resolutions of the shareholders' general meetings by the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company;

               (iii) the evaluation of the performance of the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company by the supervisory committee, in particular the specific opinions of the external supervisors;

               (iv) other significant events which in the opinion of the supervisory committee shall be reported to the shareholders' general meeting.

               Where the supervisory committee thinks necessary, it may express its opinions on the motions examined at the shareholders' general meetings, and may submit an independent report to the shareholders' general meetings.

Article 11 All reasonable fees incurred in respect of the employment of professionals such as lawyers, certified public accountants or practicing auditors which are required by the supervisory committee in the exercise of its functions and powers shall be borne by the Company.

               The expenses incurred by the supervisors in attending the supervisors' meeting shall be borne by the Company. These expenses shall include the transport fares incurred by the supervisors in travelling from their own addresses to the places of the meetings, and fees for the accommodation and meals during the meeting.

Article 12 The chairman of the supervisory committee shall exercise the following functions and powers:

               (i) to convene and chair the meetings of the supervisory committee;

               (ii) to organise and carry out the duties of the supervisory committee;

               (iii) to review and approve, and signing the reports of the supervisory committee and other important documents;

               (iv) to represent the supervisory committee to report to the shareholders' general meetings;

               (v) other duties that shall be performed by him in accordance with law or the Articles of Association.

               Where special circumstances preclude the chairman from exercising his functions and powers, these functions and powers shall be exercised by a supervisor designated by him.

Article 13 In performing its duties, the supervisory committee may report to the board of directors and the shareholders general meetings the breach of laws and rules relating to the Company's financial affairs and the acts of the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company which are in violation of laws, regulations or the Articles of Association. It may also directly report the same to the securities regulatory authorities of the State Council and other relevant authorities.

Article 14 A supervisor shall abide by the laws, regulations and the Articles of Association, and shall perform his duties faithfully and diligently.


                 CHAPTER 4 RULES OF THE SUPERVISORS' MEETINGS

Article 15 The supervisors' meetings shall be divided into regular meetings and provisional meetings according to the regularity of such meetings.

Article 16 The regular meetings shall be convened at least four times each year, including the interim results meeting, the annual results meeting, the year-end review and the arrangement meetings for supervisors financial management meetings.

               The interim results meetings shall be convened within sixty days from the end of the first six months of the accounting year of the Company. The supervisors shall listen to and approve the Company's interim reports and deal with other relevant matters at such meetings.

               The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The supervisors shall listen to and approve the Company's annual reports and deal with other relevant matters at such meetings.

               The year-end review and arrangement meetings shall be convened in December of each year. The supervisors shall listen to and approve the president's report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

               The financial management meetings shall be convened within 30 days from the end of the annual financial work meeting of the Company. The supervisors shall listen to and approve the report of the Company's financial department in respect of conducting the overall budget management and strengthening financial control by the Company.

Article 17 A provisional supervisors' meeting shall be convened in any one of the following events:

               (i) here the chairman of the supervisory committee considers necessary;

               (ii) where more than two-thirds of the supervisors propose in their joint names;

               (iii) where the Company has suffered or is suffering loss of substantial assets causing the shareholders' interests to be damaged;

               (iv) where the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company act in a way which is in contravention of laws, regulations or the Articles of Association causing the Company's interests to be seriously damaged.

Article 18 The supervisors' meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

               All the meetings of the supervisory committee may be held by the way of on-site meeting.

               The meetings of the supervisory committee may be held by the way of video-telephone meetings, provided that the attending supervisors are able to hear clearly the supervisor who speaks at the meeting and communicate amongst themselves. In the event that the attending supervisors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable.

               Where an on-site meeting or a video-telephone meeting is impractical, the supervisors' meeting may be held by way of written resolutions, in which case details of the motions to be discussed and examined at the meeting, which are in the written form, shall be despatched to the supervisors for decision. Unless otherwise expressed by the supervisors, signing on the written resolutions by the supervisors shall be sufficient evidence that they have agreed to the resolutions.

Article 19 A supervisors' meeting shall be validly convened by the presence of not less than two-thirds of the supervisors.

               The supervisors shall be physically present at the supervisors' meetings. If for any reason a supervisor is unable to attend the meeting, he shall by written authorisation appoint another supervisor to act as his proxy to attend the meeting and exercise his functions and powers. The written authorisation shall state the name of the proxy, the scope of the authorisation, the authority of the proxy and the period of validity. It shall also be signed by the proxy or affix the seal of the proxy.

               In the event that a supervisor does not attend the supervisors' meeting in person for two consecutive meetings, he shall be deemed to be unable to perform his duties, and the shareholders' general meeting or the staff representative meeting shall dismiss such supervisor.


              CHAPTER 5 PROCEEDINGS OF THE SUPERVISORS' MEETING

Article 20 The supervisory committee shall put forward motions according to the matters to be examined by the board of directors and matters proposed by the supervisors.

Article 21 The administrative office of the supervisory committee shall be responsible for gathering the matters to be examined by the board of directors and the matters proposed by the supervisors, and shall submit these matters to the chairman of the supervisory committee in time. The chairman of the supervisory committee shall determine whether to submit these matters to the supervisory committee for review according to the importance and urgency of these matters.

Article 22 The chairman of the supervisory committee shall be responsible for convening the supervisors' meeting, and shall sign the notice of the meeting. Such notice shall state the date, place, duration, agenda, reasons and subject matters of the meeting and other relevant information, as well as the date of the issuance of such notice.

               The notice of a supervisors' meeting shall be delivered to the supervisors ten days before the date of the meeting. Any supervisor may waive his right to demand the notice of the meeting.

               The notice of the meeting may be served on the supervisors by courier, facsimile, telegraph or mail.

Article 23 After the issue of the notice of a meeting and before the date of the meeting, the administrative office of the supervisory committee shall be responsible for, and shall communicate and liaise with all supervisors, to seek their opinions or suggestions in respect of the motions of the meeting, so as to enable necessary amendments to be made to them.

               Where more than one-fourth of the members of the supervisors or two external supervisors are of the opinion that the information in respect of a specific motion is insufficient to allow judgment to be made, or the motion is not convincing, they may in their joint name propose to postpone the examination of such a motion, and the supervisory committee shall adopt such a proposal.

Article 24 The supervisors' meeting shall be chaired by the chairman of the committee. Where circumstances preclude the chairman to chair the meeting, he may designate a supervisor to chair the meeting. Upon the expiry of the term of office of the supervisory committee and the re-election of the new supervisors by the shareholders' general meeting, the supervisor who obtains the largest number of approval votes at such re-election (if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new supervisory committee shall be elected.

Article 25 The chairman of the meeting shall declare the commencement of the meeting as scheduled. The supervisors in presence shall reach an agreement on the agenda of the meeting thereafter.

               Where more than one-fourth of the supervisors or two external supervisors are of the opinion that the information in respect of one specific motion is insufficient to allow judgment to be made, or the motion is not convincing, they may in their joint name propose to postpone the examination of such a motion, and the chairman of the meeting shall adopt their proposal.

               Where an agreement is reached in respect of the agenda of the meeting by the supervisors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one.

Article 26 In reviewing the relevant motions and reports, the supervisors' meeting may require the directors, president, vice-president, Chief Financial Officer, secretary of the board of directors and the internal and external auditors of the Company to attend the meeting to give necessary explanations to the relevant matters, and to answer the questions which the supervisory committee is concerned with.

Article 27 In reviewing the motions at supervisors' meetings, all attending supervisors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

               The supervisors who are acting as proxies of others shall exercise the rights of voting within the authorization.

               Where a supervisor is not present at a supervisors' meeting and fails to appoint a proxy to act on his behalf, such supervisor shall be deemed to have waived his rights to vote at the meeting.

Article 28 In principle, resolutions shall be made on the matters examined at the supervisors' meeting. Such resolutions shall be decided on a poll or show of hands. No resolution shall be effective unless approved by more than two-thirds of all the supervisors.

Article 29 Detailed minutes of a supervisors' meeting shall be recorded as proof of the resolutions on the matters examined at the meeting.

               The minutes of the meeting shall state the date and place of the meeting, name of the chairman of the meeting, names of the attending supervisors and names of the principals and proxies who have fulfilled the necessary procedures for attending the meeting, agenda of the meeting, main points of each supervisor's speech, the methods of voting for each matter to be resolved on and the voting result (the result shall state the number of votes for approval or objection to the motion or abstention).

               The administrative office of the supervisory committee shall designate staff to arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the attending supervisors for review without delay. Supervisors present at the meeting and the minutes-taking officer shall sign the minutes of that meeting. A supervisor shall have the right to request an explanatory note be made for his speech at the meeting.

Article 30 Minutes of a supervisors' meeting and the resolutions passed at such meeting, being important documents, shall be properly kept by the administrative office of the supervisory committee at the Company's place of business.


              CHAPTER 6   DISCLOSURE OF INFORMATION RELATING TO THE
                          SUPERVISORS' MEETING

Article 31 The supervisory committee shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company's shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at supervisors' meetings which are discloseable are disclosed accurately and in a timely manner.

Article 32 Regarding confidential information, the attendees of the meeting must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.


              CHAPTER 7  IMPLEMENTATION OF THE RESOLUTIONS OF THE
                         SUPERVISORS' MEETING AND FEEDBACKS

Article 33 The supervisory committee may pass resolutions and make proposals to the board of directors and the shareholders' general meetings. These resolutions and proposals shall be implemented by the relevant departments of the Company under the direction of the board of directors.

Article 34 The administrative office of the supervisory committee shall, under the direction of the committee and its chairman, take initiative to obtain the information in respect of the implementation of the relevant resolutions, and shall report and make proposals to the supervisory committee and the chairman of the committee.

Article 35 Where resolutions concerning the proposals to convene a provisional board meeting or shareholders' extraordinary general meeting, or the submission of provisional motions to the AGM are passed by the supervisory committee, the supervisory committee shall, within a specified period, submit to the board of directors the subjects of such meetings and the detailed motions in writing, and shall ensure that the contents of the motions comply with relevant laws, regulations and the Articles of Association.


                       CHAPTER 8 SUPPLEMENTARY ARTICLES

Article 36 The right to interpret these Rules shall vest with the supervisory committee.

Article 37 Where these Rules fail to comply with relevant laws, regulations and other regulatory documents as promulgated from time to time, these laws, regulations and other regulatory documents shall prevail.

                                                                     Exhibit 8


                             List of Subsidiaries

         A list of China Petroleum & Chemical Corporation's principal subsidiaries is provide in Note 31 to the consolidated financial statements included in this annual report following Item 19.

                                                                  Exhibit 12.1


                                CERTIFICATIONS

I, Chen Tonghai, certify that:

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: June 18, 2004

                                                     By: /s/ Chen Tonghai
                                                         Chen Tonghai, Chairman

                                                                  Exhibit 12.2

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: June 18, 2004

                                                   By:   /s/ Wang Jiming
                                                         Wang Jiming, President

                                                                  Exhibit 12.3

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: June 18, 2004

                                               By: /s/ Zhang Jiaren
                                                   Zhang Jiaren,
                                                   Senior Vice President and
                                                   Chief Financial Officer

                                                                    Exhibit 13

                   Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                        and Pursuant to Rule 13a-14(b)
  under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

         In connection with the Annual Report on Form 20-F of China Petroleum & Chemical Corporation (the "Company") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Chen Tonghai, as Chairman of the Company, Wang Jiming, as President of the Company, and Zhang Jiaren, as Senior Vice President and Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350 and Rule 13a-14(b) under the Exchange Act, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Exchange Act; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



By: /s/ Chen Tonghai
Name: Chen Tonghai
Title:  Chairman
Date:   June 18, 2004


By: /s/ Wang Jiming
Name: Wang Jiming
Title: President
Date:  June 18, 2004


By: /s/ Zhang Jiaren
Name: Zhang Jiaren
Title: Senior Vice President and Chief Financial Officer
Date:  June 18, 2004

         This certification accompanies the Report pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. Section 1350 and shall not be deemed "filed" by the Company for purposes of ss.18 of the Exchange Act, or otherwise subject to the liability of that section.