Form 20-F
period 2004-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2005-06-30
CIK 1123658

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________
                                   FORM 20-F

(Mark One)
     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                                      OR
     |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                      OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


         FOR THE TRANSITION PERIOD FROM TO

                        COMMISSION FILE NUMBER 1-15138
                        ------------------------------
                               [GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
            (Exact name of Registrant as specified in its charter)
                            _______________________

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

         Securities registered or to be registered pursuant to Section 12 (b) of the Act.

                                                         Name of Each Exchange
         Title of Each Class                              On Which Registered
         -------------------                              -------------------
American Depositary Shares, each representing
100 H Shares of par value RMB 1.00 per share ............   New York Stock
                                                            Exchange, Inc.

H Shares of par value RMB 1.00 per share.................   New York Stock
                                                            Exchange, Inc.*

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

State-owned domestic shares, par value RMB 1.00 per
  share........................................................ 67,121,951,000
H Shares, par value RMB 1.00 per share......................... 16,780,488,000
A Shares, par value RMB 1.00 per share.........................  2,800,000,000

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes   X          No__
                                  ---

         Indicate by check mark which financial statement item the Registrant has elected to follow.

                            Item 17 ___       Item 18   X
                                                       ---

                                        Table of Contents

                                                                                                 Page
                                                                                                 ----
PART I        ....................................................................................4

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............................4

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE.............................................4

ITEM 3.       KEY INFORMATION.....................................................................4

              A.  SELECTED FINANCIAL DATA.........................................................4

              B.  CAPITALIZATION AND INDEBTEDNESS.................................................6

              C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.......................................7

              D.  RISK FACTORS....................................................................7

ITEM 4.       INFORMATION ON THE COMPANY.........................................................12

              A.  HISTORY AND DEVELOPMENT OF THE COMPANY.........................................12

              B.  BUSINESS OVERVIEW..............................................................13

              C.  ORGANIZATIONAL STRUCTURE.......................................................27

              D.  PROPERTY, PLANT AND EQUIPMENT..................................................27

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................................28

              A.  GENERAL........................................................................28

              B.  CONSOLIDATED RESULTS OF OPERATIONS.............................................34

              C.  DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS...................................43

              D.  LIQUIDITY AND CAPITAL RESOURCES................................................54

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................................58

              A.  DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT...................................58

              B.  COMPENSATION...................................................................65

              C.  BOARD PRACTICE.................................................................66

              D.  EMPLOYEES......................................................................67

              E.  SHARE OWNERSHIP................................................................67

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................68

              A.  MAJOR SHAREHOLDERS.............................................................68

              B.  RELATED PARTY TRANSACTIONS.....................................................68

              C.  INTERESTS OF EXPERTS AND COUNSEL...............................................68

ITEM 8.       FINANCIAL INFORMATION..............................................................69

              A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION........................69

              B.  SIGNIFICANT CHANGES............................................................69

ITEM 9.       THE OFFER AND LISTING..............................................................69

              A.  OFFER AND LISTING DETAILS......................................................69

ITEM 10.      ADDITIONAL INFORMATION.............................................................70

              A.  SHARE CAPITAL..................................................................70

              B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.........................................71

              C.  MATERIAL CONTRACTS.............................................................77


              D.  EXCHANGE CONTROLS..............................................................77

              E.  TAXATION.......................................................................78

              F.  DIVIDENDS AND PAYING AGENTS....................................................81

              G.  STATEMENT BY EXPERTS...........................................................81

              H.  DOCUMENTS ON DISPLAY...........................................................82

              I.  SUBSIDIARY INFORMATION.........................................................82

ITEM 11.      QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.........................82

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............................89

PART II       ...................................................................................89

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................................89

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.......89

              A.  MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS.....................89

              B.  USE OF PROCEEDS................................................................89

ITEM 15.      CONTROLS AND PROCEDURES............................................................89

ITEM 16.      RESERVED...........................................................................90

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT...................................................90

ITEM 16B.     CODE OF ETHICS.....................................................................90

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................................90

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDITS COMMITTEES........................90

ITEM 16E.     PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS............90

PART III      ...................................................................................91

ITEM 17.      FINANCIAL STATEMENTS...............................................................91

ITEM 18.      FINANCIAL STATEMENTS...............................................................91

ITEM 19.      EXHIBITS...........................................................................91

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

     o "utilization rate" are to the amount of output or throughput by a production unit per annum as a proportion of the capacity of that unit per annum at the end of a year except where indicated otherwise.

                         CURRENCIES AND EXCHANGE RATES

         We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB 8.2765 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

         The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:


                                                                             Noon Buying Rate
                                                                ----------------------------------------------
Period                                                          End        Average(1)      High          Low
------                                                          ---        ----------      ----          ---
                                                                              (RMB per US$1.00)


2000....................................................      8.2774        8.2784        8.2799        8.2768
2001....................................................      8.2766        8.2770        8.2786        8.2676
2002....................................................      8.2800        8.2772        8.2800        8.2759
2003....................................................      8.2767        8.2772        8.2800        8.2769
2004....................................................      8.2765        8.2767        8.2774        8.2764
December 2004...........................................      8.2765        8.2765        8.2767        8.2765
January 2005............................................      8.2765        8.2765        8.2765        8.2765
February 2005...........................................      8.2765        8.2765        8.2765        8.2765
March 2005 .............................................      8.2765        8.2765        8.2765        8.2765
April 2005..............................................      8.2765        8.2765        8.2765        8.2765
May 2005................................................      8.2765        8.2765        8.2765        8.2765
June 2005 (up to June 17, 2005).........................      8.2765        8.2765        8.2765        8.2765

__________

(1)  Determined by averaging the rates on the last business day of each month during the relevant period.


                          FORWARD-LOOKING STATEMENTS

         This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expressions are also intended to identify forward-looking statements. These forward-looking statements address, among others, such issues as:

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

         These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 -- Key Information -- Risk Factors" and the following:

     o    fluctuations in crude oil prices,
     o    fluctuations in prices of our products,
     o failures or delays in achieving production from development projects,
     o    potential acquisitions and other business opportunities,
     o    general economic, market and business conditions, and
     o    other risks and factors beyond our control.

         Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements should be considered in light of the various important factors set forth above and elsewhere in this Form 20-F. In addition, we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         A.   SELECTED FINANCIAL DATA

         The selected income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the selected balance sheet data as of December 31, 2003 and 2004 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected income statement data and cash flow data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements which are not included in this annual report and financial statements of the acquired businesses described below.

         We acquired from Sinopec Group Company the equity interests of Sinopec National Star Petroleum Company ("Sinopec National Star") in 2001, the operations of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming"), Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") in 2003, and the operations of Sinopec Group Tianjin Petrochemical Company, Sinopec Group Luoyang Petrochemical General Plant, Zhongyuan Petrochemical Company Limited, Sinopec Group Guangzhou Petrochemical General Plant and certain catalyst plants (collectively, "Petrochemical and Catalyst Assets") in 2004. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial position and the results of operations of these companies on a combined basis.

         Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this annual report. Unless otherwise indicated, our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America, or US GAAP. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.


                                                                      Years Ended December 31,
                                                -------------------------------------------------------------------
                                                 2000        2001        2002        2003        2004         2004
                                                -----        ----        ----        ----        ----         ----
                                                 RMB         RMB         RMB         RMB         RMB        US$(5)
                                                          (in millions, except per share and per ADS data)


Income Statement Data(1):
IFRS
   Consolidated results
   Operating revenues.....................      341,576     326,424     350,078     449,001     619,783      74,885
   Purchased crude oil, products and
     operating supplies and expenses......     (230,497)   (222,700)   (239,088)   (313,238)   (443,590)    (53,596)
   Selling, general and administrative
     expenses.............................      (20,812)    (18,986)    (22,367)    (27,228)    (31,843)     (3,847)
   Depreciation, depletion and
     amortization.........................      (22,159)    (24,343)    (26,492)    (27,951)    (32,342)     (3,908)
   Exploration expenses, including dry
     holes................................       (3,030)     (3,775)     (4,363)     (6,133)     (6,396)       (773)
   Personnel expenses.....................      (14,380)    (14,307)    (15,024)    (16,972)    (18,634)     (2,251)
   Employee reduction expenses............            -      (2,546)       (244)     (1,040)       (919)       (111)
   Taxes other than income tax............      (12,419)    (12,033)    (12,015)    (13,581)    (16,324)     (1,973)
   Other operating expenses, net..........           77        (423)     (1,184)     (3,975)     (6,666)       (806)
                                                ----------  --------   ---------   ---------   ----------   ---------
   Operating income.......................       38,356      27,311      29,301      38,883      63,069       7,620
   Interest expense, net of interest
     income and net foreign exchange
     gains (losses).......................       (5,535)     (3,884)     (4,948)     (4,463)     (4,371)       (528)
   Gains from issuance of shares by a
     subsidiary...........................            -           -           -         136           -           -
   Other income ..........................          199         503         563         485         908         110
                                                ----------  --------   ---------   ---------   ----------   ---------
   Income before income tax and minority
     interests............................       33,020      23,930      24,916      35,041      59,606       7,202
   Income tax.............................       (9,566)     (7,819)     (7,491)    (10,645)    (17,815)     (2,153)
                                                ----------  --------   ---------   ---------   ----------   ---------
   Income before minority interests.......       23,454      16,111      17,425      24,396      41,791       5,049
   Minority interests.....................       (1,722)       (608)     (1,129)     (1,972)     (5,772)       (697)
                                                ----------  --------   ---------   ---------   ----------   ---------
   Net income.............................       21,732      15,503      16,296      22,424      36,019       4,352
                                                ==========  ========   =========   =========   ==========   =========
   Basic earnings per share(2)............         0.30        0.18        0.19        0.26        0.42        0.05
   Basic earnings per ADS(2)..............        30.21       18.20       18.80       25.86       41.54        5.02
   Cash dividends declared per share......         0.01        0.08        0.10        0.09        0.10        0.01
   Segment results
     Exploration and production...........       25,411      23,185      14,787      19,160      25,614       3,095
     Refining.............................        1,429       2,151       6,024       6,073       5,943         718
     Marketing and distribution...........        6,358       2,443       8,401      11,943      14,716       1,778
     Chemicals............................        5,447        (693)      1,088       3,543      18,721       2,262
     Corporate and others.................         (289)        225        (999)     (1,836)     (1,925)       (233)
                                                ----------  --------   ---------   ---------   ----------   ---------
     Operating income.....................       38,356      27,311      29,301      38,883      63,069       7,620
                                                ==========  ========   =========   =========   ==========   =========
US GAAP
   Depreciation, depletion and
     amortization.........................      (17,016)    (18,815)    (21,046)    (22,585)    (26,998)     (3,262)
   Income tax.............................      (10,384)     (8,084)     (8,825)    (12,143)    (19,614)     (2,370)
   Net income.............................       21,721      16,793      19,731      26,408      39,975       4,830
   Basic earnings per share(2)............         0.30        0.20        0.23        0.30        0.46        0.06
   Basic earnings per ADS(2)..............        30.19       19.72       22.76       30.46       46.11        5.57
   Cash dividends declared per share......         0.01        0.08        0.10        0.09        0.10        0.01


                                                                          As of December 31,
                                                 -------------------------------------------------------------------
                                                   2000        2001        2002        2003        2004        2004
                                                 --------    -------      ------      ------     -------     -------
                                                   RMB         RMB         RMB         RMB         RMB        US$(5)
                                                                             (in millions)
Balance Sheet Data(1):
IFRS
   Cash and cash equivalents...............        20,994      22,345      19,324      16,263      16,381       1,979
   Total current assets....................       142,308     114,885     106,666     103,039     120,271      14,531
   Total non-current assets(3).............       247,695     286,093     301,614     317,145     354,323      42,811
   Total assets(3).........................       390,003     400,978     408,280     420,184     474,594      57,342
   Short-term debts and loans from Sinopec
     Group Company and its affiliates
     (including current portion of
     long-term debts)......................        61,477      52,306      39,710      34,046      41,021       4,956
   Long-term debts and loans from Sinopec
     Group Company and its affiliates
     (excluding current portion of
     long-term debts)......................        88,241      82,298      86,884      87,296      97,587      11,791

                                                                          As of December 31,
                                                 -------------------------------------------------------------------
                                                   2000        2001        2002        2003        2004        2004
                                                 --------    -------      ------      ------     -------     -------
                                                   RMB         RMB         RMB         RMB         RMB        US$(5)
                                                                             (in millions)

   Shareholders' equity(3).................       144,921     159,558     166,777     171,515     193,040      23,324
   Capital employed(4).....................       297,117     295,469     298,198     302,645     346,313      41,843
US GAAP
   Total non-current assets................       218,918     260,566     279,552     297,308     337,784      40,813
   Total assets............................       355,642     370,895     381,049     395,361     450,971      54,488
   Long-term debts and loans from Sinopec
     Group Company and its affiliates
     (excluding current portion of
     long-term debts)......................        87,791      81,798      86,569      85,496      92,884      11,223
   Shareholders' equity....................       124,400     142,260     153,121     161,832     187,850      22,697


                                                                       Years Ended December 31,
                                                  -------------------------------------------------------------------
                                                   2000        2001        2002        2003        2004        2004
                                                  -------     ------     -------      ------      ------     --------
                                                   RMB         RMB         RMB         RMB         RMB        US$(5)
                                                                            (in millions)
Other Financial Data(1):
IFRS
   Net cash from operating activities......        30,239      57,460      56,749      62,097      69,081       8,347
   Net cash from/(used in) financing
     activities............................        29,215     (17,092)    (16,681)    (14,473)      5,028         608
   Net cash used in investing activities...       (64,461)    (39,010)    (43,096)    (50,690)    (73,992)     (8,940)
   Capital expenditure
     Exploration and production............        14,813      20,276      20,228      20,628      21,234       2,566
     Refining..............................         5,810       9,152       6,698       9,788      14,272       1,724
     Marketing and distribution............        16,080      17,256       6,982       6,826      16,678       2,015
     Chemicals.............................         9,020      12,622       7,769       7,680      11,025       1,332
     Corporate and others..................           398         528         816         518       1,550         187
                                                ----------  ---------  ----------  ----------  ----------   ---------
     Total.................................        46,121      59,834      42,493      45,440      64,759       7,824
                                                ==========  =========  ==========  ==========  ==========   =========
   Capital expenditure of jointly controlled
     entities
     Exploration and production............             -           -           -       1,200       1,323         160
     Chemicals.............................             -           -           -       2,993       5,178         625
                                                ----------  --------   ---------   ---------   ----------   ---------
     Total.................................             -           -           -       4,193       6,501         785
                                                ==========  =========  ==========  ==========  ==========   =========

----------------

(1)  The acquisition of Sinopec National Star in 2001, the acquisitions of Sinopec Maoming, Xi'an Petrochemical and
     Tahe Petrochemical in 2003 and the acquisitions of Petrochemical and Catalyst Assets from Sinopec Group
     Company in 2004 are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial position and results of operations of these acquired companies on a combined basis. The considerations for these acquisitions were treated an equity transactions.
(2)  Basic earnings per share and per ADS have been computed by dividing net income by the weighted average number of shares in issue.
(3)  Includes the effect of the revaluation of property, plant and equipment as of September 30, 1999. In addition, property, plant and equipment of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe
     Petrochemical, and Petrochemical and Catalyst Assets were revalued as of December 31, 2000, June 30, 2003,
     October 31, 2003, October 31, 2003 and June 30, 2004, respectively, in connection with the acquisitions.
(4)  Equals the sum of short-term debts, long-term debts, loans from Sinopec Group Company and its affiliates, shareholders' equity and minority interests less cash and cash equivalents.
(5)  Translated solely for the convenience of the readers into US dollars at the rate prevailing on December 31,
     2004 of US$1.00 to RMB 8.2765.


         B.   CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

         C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

         D.   RISK FACTORS

Risks Relating to Sinopec Corp.

         Our development plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

         Our current capital expenditures plan contemplates approximately RMB
62.0 billion (US$7.5 billion) in 2005. Our actual capital expenditures may vary significantly from these planned amounts due to various factors.

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

         We face strong competition from domestic and foreign competitors.

         Among our competitors, some are major integrated petroleum and petrochemical companies within and outside the PRC, which have recently become more significant participants in the petroleum and petrochemical industry in China. We believe such trend will continue. Increased competition may have a material adverse effect on our financial condition and results of operations.

         We may not be able to pass on all increases in our crude oil costs.

         In 2004, approximately 79% of the crude oil required for our refinery business was sourced from outside suppliers. In addition, our development will leave us no choice but to source an increasing amount of crude oil from outside suppliers. While we try to match price increases with corresponding crude oil price increases, our ability to pass on cost increases to our customers is dependent on international and domestic market conditions as well as government regulations. We predict that the PRC governmental authority may continue to exercise control over the prices of certain of our products in 2005. Consequently, we may not be able to recover fully our increase in crude oil costs due to an inability to increase the sale prices of our downstream products.

         Related party transactions; non-competition; conflicts of interest.

         We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provides to us a number of services, including, but not limited to, ancillary supply, engineering, maintenance, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us. In addition, Sinopec Group Company has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. We and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to refrain from operating businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company's operations that compete or could compete with our businesses; operate its sales enterprises and service stations in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our dominant shareholder and the interests of the Sinopec Group Company may conflict with our own interests, Sinopec Group Company or any of its member may take actions that favor its interests or other subsidiaries' interests over ours.

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

         The PRC National Audit Office has recently audited our ultimate controlling shareholder. We cannot predict the outcome of this audit or its effect on our reputation, our business and financial condition as well as the trading prices of our ADSs and H shares.

         PRC's National Audit Office, or the NAO, from time to time performs audits on state-owned companies, such as Sinopec Group Company, our ultimate controlling shareholder. We understand that the NAO has recently completed its auditing on Sinopec Group Company. We cannot predict the outcome of this audit. If, as a result of this audit, material irregularities are found within Sinopec Group Company or Sinopec Group Company becomes the target of any negative publicity, there may be a material adverse effect on our reputation, our business and financial condition as well as the trading prices of our ADSs and H shares. In addition, we may be the subject of other governmental or third party investigations or similar events that, depending on their outcome, could have a material adverse effect on our business and financial condition and the trading prices of our ADSs and H shares.

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

         The PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards, which, in turn, would require us to incur additional expenditures on environmental matters.

         Our operations may be adversely affected by the cyclical nature of the market.

         Most of our revenues are attributable to sales of refined petroleum products and petrochemical products, and certain businesses and related products have historically been cyclical and sensitive to the availability and prices of feedstock and general economic conditions, such as changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices and availability of substitute products and changes in consumer demand. With the further reduction of tariffs and other import restrictions in the PRC, many of our products have become increasingly subject to the cyclicality of global markets. While we are a company integrated with upstream, midstream and downstream operations, it can help us reduce the effects of industry cycles only to certain extent.

         Our business faces natural disasters and operation risks that may cause significant interruption of operations.

         Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined and petrochemical products involve a number of hazards. As with many other companies in the world which conduct similar businesses, we have experienced accidents that have caused property damage and personal injuries. Our safety and maintenance measures at our production facilities and for our transportation facilities may not be sufficient, and significant natural disasters may cause significant interruption of our operations and property and environmental damages that could have a material adverse impact on our financial condition and results of operations.

Risks Relating to the PRC

         The political and economic situation in the PRC may affect our business.

         The PRC economy differs from the economies of most developed countries in many respects, including structure, government involvement, level of development, control of foreign exchange, allocation of resources and balance of payment position. For the past two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. However, since early 2004, the PRC government has implemented certain measures in order to prevent the PRC economy from overheating. We expect such macroeconomic control measures will continue in the year of 2005. Our results of operations, as well as future prospects, may be adversely affected by an economic downturn in China.

         Government regulations may limit our activities and affect our business operations.

         The PRC governments, though gradually liberalizing its regulation of oil and petrochemical industry and transforming toward a market economy, continue to exercise a certain degree of control over the petroleum and petrochemical industry in China by, among others:

     o    licensing the right to explore and produce crude oil;

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

         Some of our development plans require compliance with state policies and regulatory approval.

         We are currently engaged in a number of construction and expansion projects. Some of our large construction and expansion projects are subject to governmental review and approval. The timing and cost of completion of these projects will depend on numerous factors, including such review and approvals from relevant PRC government authorities and general economic conditions in China. If any of our important projects required for our future growth are not approved, or not approved on a timely fashion, our results of operations and financial condition could be adversely impacted.

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

         We have been facing increasing competition from foreign producers of refined petroleum products and petrochemical products in recent years. Any present or future increase in foreign competition may have an adverse effect on our results of operations.

         Government control of currency conversion may adversely affect our operations and financial results.

         We receive substantially all of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency obligations, including:

     o    import of crude oil and other materials;

     o    debt service on foreign currency - denominated debt;

     o    purchases of imported equipment; and

     o    payment of any cash dividends declared in respect of the H shares.

         The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi. In addition, there is speculation that the PRC government may revalue the Renminbi against the US dollar, and we cannot assure you that any future movements in the exchange rate of the Renminbi against the US dollar and other currencies will not adversely affect our results of operations and financial conditions.

         Enforcement of shareholder rights; mandatory arbitration.

         Currently, the primary sources of shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, their provisions for protection of shareholder's rights and access to information are different from those applicable to companies incorporated in the United States, the United Kingdom and other Western countries. In addition, the mechanism for enforcement of rights under the corporate framework to which we are subject may also be relatively undeveloped and untested. To our knowledge, there has not been any published report of judicial enforcement in the PRC by H share shareholders of their rights under constituent documents of joint stock limited companies or the PRC Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock limited companies. We cannot assume that our shareholders will enjoy protections that they may be entitled in other jurisdictions.

         China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may not be assured. Our articles of association as well as the Listing Rules of the Hong Kong Stock Exchange provide that most disputes between holders of H shares and us, our directors, supervisors, officers or holders of domestic shares, arising out of the articles of association or the PRC Company Law concerning the affairs of our company or with respect to the transfer of our shares, are to be resolved through arbitration by arbitration organizations in Hong Kong or China, rather than through a court of law. On June 18, 1999, an arrangement was made between Hong Kong and the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. So far as we are aware, no action has been brought in China by any shareholder to enforce an arbitral award, and we are uncertain as to the outcome of any action brought in China to enforce an arbitral award granted to shareholders.

ITEM 4.  INFORMATION ON THE COMPANY

         A.   HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at A6, Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China and our telephone number is (8610) 6499-0060. We have appointed SINOPEC USA Inc., 150 E. 52nd St., 28th Fl., New York, NY 10022, USA (telephone number: (212) 759-5085) as our agent for service of processes for actions brought under the U.S. securities laws.

         We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder. Our principal businesses consist of petroleum and petrochemical businesses transferred to us by Sinopec Group Company pursuant to a reorganization agreement. Such businesses include:

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

     o    providing utilities, such as electricity and water; and

     o providing other operational services including transportation services.

         Sinopec Group Company transferred the businesses to us either by transferring its equity holdings in subsidiaries or by transferring their assets and liabilities. For its 13 subsidiaries with publicly traded shares, Sinopec Group Company transferred its entire equity interests to us.

         Sinopec Group Company also agreed in the reorganization agreement to transfer to us its exploration and production licence and all rights and obligations under the agreements in connection with its core businesses transferred to us. The employees relating to these assets were also transferred to us.

         In order to expand our core businesses, prevent competition among members of the same group and reduce related party transactions, since 2001 we have acquired consecutively from Sinopec Group Company Sinopec National Star, Sinopec Maoming's ethylene facility, Tahe Petrochemical and Xi'an
Petrochemical. We have also divested certain auxiliary assets.

         In 2004, we obtained approval from the National Development and Reform Commission, or NDRC, to issue 10-year term corporate bonds in China at a coupon rate of 4.61%, with an aggregate principal amount of RMB 3.5 billion. Such issuance was successfully completed as of March 8, 2004.

         We were approved by our shareholders at the extraordinary general meeting held on December 21, 2004 to acquire certain operating assets of Sinopec Group Company. The total consideration payable was RMB 5.360 billion. In connection with these acquisitions, we disposed certain downhole operation assets to Sinopec Group Company for a consideration of RMB 1.712 billion. After offsetting our payables and receivables in connection with these transactions, RMB 3.648 billion was payable in cash to Sinopec Group Company.

         We privatized Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua") by way of merger through Beijing Feitian Petrochemical Co., Ltd. ("Beijing Feitian"), a wholly owned subsidiary of ours established for the purpose of such merger. Beijing Feitian intends to purchase the listed shares of Beijing Yanhua from shareholders at HK$3.80 per share in cash, and the aggregate consideration for such merger is approximately RMB 4.076 billion. The merger was approved by the board of directors of Beijing Feitian, the board of directors and the supervisory committee of Beijing Yanhua, the general meeting of shareholders of Beijing Feitian, the extraordinary general meeting of shareholders and the general meeting of independent shareholders of Beijing Yanhua. The approvals of domestic and overseas regulators had been obtained and the merger became effective in June 2005.

         B.   BUSINESS OVERVIEW

Exploration and Production

         Overview

         We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2004, we held 195 production licenses with terms ranging from seven (7) to fifty-five (55) years, which were equal to or longer than the maximum numbers of years of the estimated life of the reserves as evaluated by us as of December 31, 2004. Our production licenses are renewable upon our application 30 days prior to expiration. During the term of our production license, we will pay an annual production right usage fee of RMB 1,000 (US$120.8) per square kilometers. Among our oil and gas fields, the Shengli field in Shandong province is the second largest oil field in China and accounted for approximately two-thirds of our total production in 2004. In 2004, we produced an average of 843,000 barrels-of-oil equivalent per day, of which approximately 88.85% was crude oil and 11.15% was natural gas.

         As of December 31, 2004, we held 371 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is seven (7) years. Our exploration licenses may be renewed upon our application 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make an annual minimum exploration investment relating to the exploration blocks in respect of which the exploration licenses are issued. In addition, we are also obligated to pay an annual exploration license fee starting from RMB 100 (US$12.1) per square kilometer up to RMB 500 (US$60.4) per square kilometer. We are entitled under state laws and regulations to apply for reduction and exemption of exploration license fee for exploration in the western region of the PRC.

         Properties

         We currently operate 16 oil and gas producing fields, each of which consists of many oil and gas producing blocks and all of which are located in China.

         Shengli field is our most important producing oil field and the second largest producing oil field in China. It consists of 68 producing blocks of various sizes extending over an area of 61,000 square kilometers in northern Shandong province. In 2004, Shengli field produced 190 million barrels of crude oil and 31.78 billion cubic feet of natural gas, with an average daily production of 533,000 barrels-of-oil equivalent, accounting for approximately 63.26% of our total crude oil and natural gas production for the year.

         Oil and Natural Gas Reserves

         Our estimated proved reserves of crude oil and natural gas as of December 31, 2004 were 3,773 million barrels-of-oil equivalent, (including 3,267 million barrels of crude oil and 3,033 billion cubic feet of natural gas), up 0.94% compared with the amount as at December 31, 2003. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

         The following table contains information of our proved oil and gas reserves in the years ended December 31, 2002, 2003 and 2004, respectively.


                                                                               Years ended December 31,
                                                                          -----------------------------------
                                                                          2002           2003          2004


Proved developed and undeveloped reserves
(crude oil) (million barrels)
Beginning of year.................................................         3,215           3,320         3,257
Revisions of previous estimates...................................           119             (81)           23
Improved recovery.................................................           126             143           127
Extensions and discoveries........................................           130             146           134
Production........................................................          (270)           (271)         (274)
                                                                         --------       ---------       -------
End of year.......................................................         3,320           3,257         3,267
                                                                         ========       =========       =======
Proved developed reserves (crude oil) (million barrels)
Beginning of year.................................................         2,444           2,732         2,786
                                                                         ========       =========       =======
End of year.......................................................         2,732           2,786         2,808
                                                                         ========       =========       =======
Proved developed and undeveloped reserves
     (natural gas) (billion cubic feet)
Beginning of year.................................................         3,488           3,329         2,888
Revisions of previous estimates...................................          (133)           (649)          (95)
Extensions and discoveries........................................           153             396           447
Production........................................................          (179)           (188)         (207)
                                                                         --------       ---------       -------
End of year.......................................................         3,329           2,888         3,033
                                                                         ========       =========       =======
Proved developed reserves (natural gas) (billion cubic feet)
Beginning of year.................................................         1,183           1,056         1,249
                                                                         ========       =========       =======
End of year.......................................................         1,056           1,249         1,398
                                                                         ========       =========       =======


         Oil and Natural Gas Production

         The following tables sets forth the average daily production of crude oil and natural gas for the years ended December 31, 2002, 2003 and 2004.


                                                                           For the Years Ended December 31,
                                                                         ------------------------------------
                                                                          2002          2003           2004
                                                                         -------       ------        --------
                                                                                (in thousand barrels)


Average Daily Crude Oil Production
Shengli..........................................................            520           518            519
Zhongyuan........................................................             74            70             65
Xibei............................................................             48            59             69
Henan............................................................             37            36             37
Jiangsu..........................................................             31            31             31
Others...........................................................             29            28             28
                                                                          --------       ------         -------
Total Production.................................................            739           742            749
                                                                          ========       ======         =======


                                                                             For the Years Ended December 31,
                                                                        ---------------------------------------
                                                                          2002          2003             2004
                                                                        --------       ------          --------
                                                                               (in million cubic feet)
Average Daily Natural Gas Production
Shengli..........................................................             73            78             87
Zhongyuan........................................................            157           165            169
Xibei............................................................             53            44             47
Henan............................................................             11            10             11
Jiangsu..........................................................              2             9              5
Xinan............................................................            145           165            185
Others...........................................................             49            43             63
                                                                        ---------       --------        -------
Total Production.................................................            490           514            567
                                                                        =========       ========        =======


         Lifting Cost Data

         The following table sets forth our average lifting costs per barrel-of-oil equivalent of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2002, 2003 and 2004.


                                                                         Total         Shengli        Others
                                                                         -----         -------        ------
                                                                         (US$)          (US$)          (US$)


For the year ended December 31, 2004
Average petroleum lifting cost per BOE...........................          6.72          6.66           6.83
Average realized sales price
   Per barrel of crude oil.......................................         33.28         33.74          32.22
   Per thousand cubic meters of natural gas......................         74.34         86.74          73.19
For the year ended December 31, 2003
Average petroleum lifting cost per BOE...........................          6.47          6.46           6.48
Average realized sales price.....................................
   Per barrel of crude oil.......................................         27.56         27.87          26.83
   Per thousand cubic meters of natural gas......................         71.95         70.64          72.06
For the year ended December 31, 2002
Average petroleum lifting cost per BOE...........................          6.12          5.76           6.78
Average realized sales price.....................................
   Per barrel of crude oil.......................................         22.42         22.59          21.97
   Per thousand cubic meters of natural gas......................         69.08         55.07          70.25


         Exploration and Development Activities

         The following table sets forth the numbers of our exploratory and development wells, including a breakdown of successful or productive ones and dry ones, for the years ended December 31, 2002, 2003 and 2004.


                                                                 Total       Shengli         West         Others
                                                                 -----       -------         ----         ------


For the year ended December 31, 2004
Exploratory
     -- Successful....................................             300          149           10           141
     -- Dry...........................................             290           51           15           224
Development
     -- Productive....................................           2,365          999           56         1,310
     -- Dry...........................................              17            -           17             -
For the year ended December 31, 2003
Exploratory
     -- Successful....................................             295          151           16           128
     -- Dry...........................................             265           88           21           156
Development
     -- Productive....................................           1,880          909           99           872
     -- Dry...........................................              10            4            3             3


For the year ended December 31, 2002
Exploratory
     -- Successful....................................             289          146            -           143
     -- Dry...........................................             217           80            -           137
Development
     -- Productive....................................           2,186        1,026            -         1,160
     -- Dry...........................................              14            6            -             8


         Change of major oil and gas assets

         In 2004 our capital expenditure on oil and gas fields was RMB 21.24 billion. In respect of oil field development, we drilled 2,365 development wells with a footage of 5,125 kilometers in 2004, and established new capacities for production of 6.09 million tonnes crude oil per annum and 1.015 billion cubic meter natural gas per annum.

Refining and Marketing and Distribution of Refined Petroleum Products

         Overview

         We processed approximately 133 million tonnes of crude oil in 2004, representing approximately 51.3% of China's national crude oil throughput. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2002, 2003 and 2004.


                                                                For the Years Ended December 31,
                                                         ----------------------------------------------
                                                           2002                2003               2004
                                                         ---------         ----------           -------
                                                                       (in million tonnes)
Gasoline.......................................             19.6              21.7                23.6
Diesel.........................................             37.7              41.7                50.9
Kerosene including jet fuel....................              5.1               5.3                 6.4
Light Chemical feedstock.......................             15.0              16.5                17.7
Lubricant......................................              0.9               1.0                 1.3
Liquefied petroleum gas........................              5.1               6.2                 7.1
Fuel oil.......................................              4.5               7.3                 7.8



         Gasoline and diesel are our largest revenue producing products, and are sold mostly through our marketing and distribution segment through both wholesale and retail channels. We use most of our production of chemical feedstock as feedstock for our own chemical operations. Most of our production of other refined products are sold domestically to a wide variety of industrial and agricultural customers, and a small amount are exported.

         Refining Facilities

         We operate 26 refineries in China, all of which are located in our principal market. As of December 31, 2004, our consolidated primary distillation capacity of 155 million tonnes per annum was the largest in China, representing approximately 48.7% of the total domestic capacity.

         The following table sets forth our total primary distillation capacity per annum, crude oil throughputs and crude oil distillation capacity utilization rate as of and for the years ended December 31, 2002, 2003 and 2004.


                                                                            As of and for the Years
                                                                               Ended December 31,
                                                                        -----------------------------------
                                                                          2002        2003           2004
                                                                        --------    ---------      --------
Primary distillation capacity (million tonnes per annum)..........       132.4        142.3          155.2
Crude oil throughputs (million tonnes)............................       105.0        116.3          132.9
Crude oil distillation capacity utilization rate..................        80.6%(1)     87.8%(1)       93.4%(1)

----------------------

(1)  The primary distillation capacity at the beginning of the years were used in the calculations of the utilitzation rates.


         In 2004, our light products yield was 74.0%, up by 0.22 percentage point from that in 2003, and our refining yield was 93.1%, up by 0.46 percentage point from that in 2003.

         The following table sets forth the primary distillation capacity per annum, crude oil throughput and utilization rate calculated based on primary distillation capacity per annum at each year-end as of and for the years ended December 31, 2002, 2003 and 2004 of each of our 13 largest refineries. These refineries represent 77.6% of our total primary distillation capacity per annum as of December 31, 2004.


                              2002                                    2003                                 2004
             --------------------------------------  -----------------------------------  -------------------------------------
                Primary                                Primary                               Primary
              Distillation  Crude Oil                Distillation   Crude Oil              Distillation  Crude Oil
               Capacity    Throughput                  Capacity    Throughput                Capacity    Throughput
                Million      Million    Utilization    Million       Million  Utilization    Million      Million    Utilization
Refinery        Tonnes       Tonnes      Rate (%)       Tonnes       Tonnes    Rate (%)      Tonnes       Tonnes       Rate (%)
--------        ------       ------      --------       ------       ------    --------      ------       ------       --------

Maoming.....      13.5         10.4         77.4         13.5          11.0        82.1         13.5         13.2         97.9
Zhenhai.....      14.0         11.9         84.9         17.0          13.6        80.2         20.0         16.0         80.0
Qilu........       8.5          7.5         87.9         10.5           8.0        75.7         10.5          8.8         87.6
Yanshan.....       8.0          7.0         86.9          8.0           7.0        87.6          8.0          7.8         97.9
Guangzhou...       7.7          6.7         87.5          7.7           6.9        89.0          7.7          7.4         95.8
Gaoqiao.....       7.3          6.5         89.1         10.8           8.4        78.0         11.0          9.1         82.7
Jinling.....      10.5          6.3         60.3         10.5           7.2        68.1         13.0          8.2         63.1
Tianjun.....       5.0          4.1         83.0          5.0           4.7        93.6          5.0          4.9         98.8
Yangzi......       6.0          4.9         82.3          8.0           6.3        78.3          8.0          6.4         79.8
Shanghai....       8.8          7.4         84.4          8.8           8.6        97.8          8.8          9.1        103.5
Changling...       5.0          3.3         65.7          5.0           3.5        70.4          5.0          4.3         86.0
Luoyang.....       5.0          4.3         86.7          5.0           4.6        91.4          5.0          5.2        104.2
Jinmen......       5.0          2.9         58.6          5.0           3.2        63.6          5.0          3.7         73.4


         Change of Major Refining Assets

         In 2004, our capital expenditure for the refining segment was RMB
14.3 billion. We have put on 31 sets of new or revamped refining units. As a result, we have increased our overall reforming capacity by 8.3 million tonnes per annum, with 3 million tonnes increased at our Zhenhai refinery, and increase of hydrorefining capacity by 4 million tonnes per annum and coking capacity by 3.9 million tonnes per annum. In addition, we have put to use our imported crude oil pipeline connecting Ningbo, Shanghai and Nanjing.

Marketing, Sales and Distribution of Refined Petroleum Products

         Overview

         We operate the largest sales and distribution system for refined petroleum products in China. We estimate we have a market share of approximately 60.2% in China based on our sales volume of gasoline, diesel and kerosene including jet fuel in 2004.

         In 2004, we distributed and sold in China approximately 94.6 million tonnes of gasoline, diesel and kerosene including jet fuel, among which 53.3 million tonnes were sold through approximately 26,581 service stations that we owned and operated as at the end of 2004 and 19.7 million tonnes were sold through our direct distribution network, and the remaining 21.7 million tonnes were sold through our wholesale network. Most of the refined products sold by us are produced internally. Specifically in 2004, approximately 85.4% of our gasoline sales volume and approximately 86.6% of our diesel sales volumes were produced internally by us.

         In 2004, our capital expenditure for the marketing and distribution segment was RMB 16.7 billion, which is mainly used to build new channels for gasoline transportation, and to further improve gasoline sales network through building and renovating existing service stations. These efforts helped consolidate our leading position in major markets and further enhanced our brand recognition and customer loyalty.

         Retail and Direct Distribution

         All of our retail sales are made through a network of service stations and petroleum shops which operate under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently manage retail distribution in our principal market.

         In 2004, we sold approximately 53.3 million tonnes of gasoline and diesel through our retail network, representing approximately 59.9% of our total gasoline and diesel sales volume. Our retail market share in 2004 was approximately 70% in our principal market. Our retail network consists principally of our wholly-owned and operated service stations. In addition, we have franchised the Sinopec brand to 3,482 service stations that are operated by third parties.

         Most of our wholly-owned service stations are located in central commercial districts or relatively high traffic areas. They typically have relatively long operating histories compared with other service stations and, therefore, often enjoy better brand name recognition and higher sales volume.

         We also make direct distribution sales of gasoline, diesel and kerosene including jet fuel to various corporate customers. In 2004, we sold approximately 19.7 million tonnes of gasoline, diesel and kerosene including jet fuel through direct distribution to these customers, including 3.1 million tonnes of gasoline and 16.2 million tons of diesel.

         Wholesale

         In 2004, we sold approximately 21.7 million tonnes of gasoline, diesel, kerosene including jet fuel through wholesale channels, representing approximately 22.9% of our total sales volume of gasoline, diesel, and kerosene including jet fuel. Our wholesale sales include sales to large customers and independent distributors as well as sales to certain special customers designated by the central government.

         We sold approximately 11.3 million tonnes of gasoline, diesel and kerosene including jet fuel to certain special customers designated by the central government, representing approximately 52% of our aggregate wholesale volume of these products in 2004. Among our sales to these special customers, we sold approximately 903,000 tonnes of gasoline, 5.1 million tonnes of diesel,
5.3 million tonnes of kerosene including jet fuel, representing, respectively, 3.3%, 8.3% and 91.9% of our total sales volume of the respective products. These special customers include the military, the railway, airlines, marine and utility industries and these sales are made at prices and in volumes directly or indirectly determined by the PRC government.

         Among our wholesale sales in 2004, we sold approximately 10.4 million tonnes of gasoline, diesel and kerosene including jet fuel through wholesale centers located in the 19 provinces in our principal market and our three branch sales companies outside our principal market, representing 48% of our total wholesale volume of the same products. Most sales by the wholesale centers are made to large customers and independent distributors from various industries such as public transportation, tourism and agricultural industries.

         Through our wholesale centers, we operate 558 storage facilities with a total capacity of approximately 13 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs, oil barges, rail tankers and oil trucks.

Chemicals

         Overview

         We are the largest petrochemical producer in China. We produce the full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber, chemical fertilizers and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other products. Our petrochemical operations are integrated with our oil and gas exploration and production and refining and marketing businesses. Because of strong domestic demand, most of our petrochemical products are sold in the domestic market.

         Products

         Intermediate Petrochemicals

         We are the largest ethylene producer in China. Our rated ethylene capacity of 3.9 million tonnes per annum, which represented 64.3% of the total domestic ethylene capacity as of December 31, 2004. In 2004, we produced 4.1 million tonnes of ethylene, representing approximately 65% of the total domestic output, with a capacity utilization rate of 104.6%. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

         We produce aromatics mainly in the forms of benzene and xylene which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester. We are the largest aromatics producer in China. Our annual rated capacities for benzene and xylene were 1.3 million tonnes and 1.8 million tonnes per annum, respectively, as of December 31, 2004. In 2004, we produced 1.4 million tonnes of benzene and 1.5 million tonnes of xylene.

         Organic chemicals extracted mainly from olefins and aromatics are also intermediate petrochemicals and are essential raw materials for synthetic resins, synthetic rubber and synthetic fibers. We are the largest producer of butanol, styrene, paraxylene, vinyl acetate, phenol and acetone in China.

         The following table sets forth our rated capacity per annum, capacity utilization rate, production volume and major plants of production as of or for the year ended December 31, 2004 for our principal intermediate petrochemical products.


                                    Our Rated         Utilization          Our
                                       Capacity            Rate        Production       Major Plants of Production
                                   -----------------  -------------    -----------      --------------------------
                                   (thousand tonnes                     (thousand
                                      per annum)        (percent)        tonnes)

Ethylene.....................           3,895            104.6           4,074.3      Yanhua, Shanghai, Yangzi, Qilu,
                                                                                      Maoming, Guangzhou, Tianjin and
                                                                                                 Zhongyuan

Propylene....................           3,338.5          113.5           3,789.9      Yanhua, Shanghai, Yangzi, Qilu,
                                                                                       Maoming, Guangzhou, Tianjin,
                                                                                       Zhongyuan, Gaoqiao, Anqing,
                                                                                        Jinan, Jingmen and Wuhan

Benzene......................           1,259.5          113.5           1,429.1      Yanhua, Shanghai, Yangzi, Qilu,
                                                                                      Guangzhou, Zhenhai, Tianjin and
                                                                                                  Luoyang

Acetic acid..................             130             81.4             105.9           Shanghai and Yangzi

Styrene......................             464             76.6             355.2        Yanhua, Qilu and Guangzhou


Xylene.......................           1,759             87.5           1,539.9      Shanghai, Yangzi, Qilu, Tianjin
                                                                                                and Luoyang

Phenol.......................             350             70.7             247.4            Yanhua and Gaoqiao


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

         The following table sets forth our rated capacity per annum, capacity utilization rate, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2004.


                                       Our Rated       Utilization         Our
                                       Capacity            Rate        Production       Major Plants of Production
                                       ----------      ------------    ----------       --------------------------
                                    (thousand tones                     (thousand
                                      per annum)        (percent)        tonnes)

Polyethylene.....................       2,663               107.1          2,852.1    Yanhua, Shanghai, Yangzi, Qilu,
                                                                                      Maoming, Guangzhou, Tianjin and
                                                                                                 Zhongyuan


Polypropylene....................       2,533               109.9          2,783.5       Yanhua, Shanghai, Yangzi,
                                                                                     Guangzhou, Wuhan, Jingmen, Qilu,
                                                                                      Maoming, Tianjin, Zhongyuan and
                                                                                                  Fujian

Polyvinyl chloride...............         322.5              71.1            229.3                 Qilu

Polystyrene......................         216                71.7            154.9      Yanhua, Qilu and Guangzhou


         Synthetic Fiber Monomers and Polymers

         Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam and polyster. Based on our 2004 production, we are the largest producer of all of these synthetic fiber monomers and polymers except for acrylonitrile in China. Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

         The following table sets forth our rated capacity per annum, capacity utilization rate, our production volume and major plants of production as of or for the year ended December 31, 2004 for each type of our principal synthetic fiber monomers and polymers.


                                        Our Rated        Utilization         Our
                                        Capacity             Rate         Production      Major Plants of Production
                                        --------             ----         ----------      --------------------------
                                    (thousand tonnes                      (thousand
                                       per annum)        (percent)         tonnes)

Purified teraphthalic acid.......       2,360               109.0          2,571.7       Shanghai, Yangzi, Yizheng,
                                                                                            Tianjin and Luoyang

Ethylene glycol..................         732.6              81.7            598.7      Yanhua, Shanghai, Yangzi and
                                                                                                  Tianjin

Acrylonitrile....................         250               102.8            256.9     Shanghai, Gaoqiao, Anqing and
                                                                                                    Qilu

Caprolactam......................         135               106.7            144.0        Shijiazhuang and Baling

Polyester chips................         2,606.6              90.1          2,349.7       Yanhua, Shanghai, Yizheng,
                                                                                            Tianjin and Luoyang

         Synthetic Fibers

         We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber, acrylic fiber, nylon, vinylon fiber and polypropylene fiber.

         The following table sets forth our rated capacity per annum, capacity utilization rate, production volume and major plants of production for each type of our principal synthetic fibers as of and for the year ended December 31, 2004.


                                       Our Rated        Utilization        Our
                                        Capacity           Rate         Production       Major Plants of Production
                                    ----------------    ------------    ----------       --------------------------
                                    (thousand tonnes                    (thousand
                                       per annum)        (percent)       tonnes)

Polyester fiber................           1,448.4            87.6          1,268.5     Yizheng, Shanghai, Tianjin and
                                                                                                  Luoyang

Acrylic fiber..................             314.8           113.8            358.1       Shanghai, Anqing and Qilu

Nylon..........................              18.3            38.3              7.0                 Baling



Polypropylene fiber............              17              78.2             13.3                Shanghai


         Synthetic Rubbers

         Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2004 production, we are the largest producer of SBR rubber and cis-polybutadiene rubber and the only producer of IIR in China.

         The following table sets forth our rated capacity per annum, capacity utilization rate, production volume and major plants of production as of or for the year ended December 31, 2004 for each of our principal synthetic rubbers.


                                       Our Rated        Utilization        Our
                                        Capacity           Rate         Production       Major Plants of Production
                                       -----------      ------------    ----------       --------------------------
                                    (thousand tonnes                    (thousand
                                       per annum)        (percent)       tonnes)

Cis-polybutadiene rubber.........           216            125.2            270.4     Yanhua, Qilu, Maoming and Gaoqiao

Styrene butadiene rubber.........           194.5           71.8            139.6     Yanhua, Qilu, Maoming and Gaoqiao

Styrene-butadiene-styrene
thermoplastic elastomers ........            70            162.3            113.6                  Yanhua

Isobulylene isoprene rubber......            30            125.3             37.6                  Yanhua


         Chemical Fertilizers

         We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

         The following table sets forth our rated capacity per annum, capacity utilization rate, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2004.


                                       Our Rated        Utilization
                                        Capacity           Rate       Our Production     Major Plants of Production
                                       -----------      ------------  --------------     --------------------------
                                    (thousand tonnes                    (thousand
                                       per annum)        (percent)       tonnes)


Ammonia......................             2,235              70.7         1,579.9         Zhenhai, Jinling, Anqing,
                                                                                      Jiujiang, Qilu, Hubei and Baling

Urea.........................             3,730              70.5         2,630           Zhenhai, Jinling, Anqing,
                                                                                      Jiujiang, Qilu, Hubei and Baling


         Change of Major Petrochemical Assets

         In 2004, our capital expenditure for the chemical segment was RMB
11.0 billion. Qilu increased ethylene production capacity by 270,000 tonnes per annum, PVC production capacity by 370,000 per annum, and ionic film sodium hydroxide production capacity by 200,000 tonnes per annum; Yizheng increased polyester production capacity by 210,000 tonnes per annum;
Shanghai increased polyester production capacity by 150,000 tonnes per annum; Zhenhai increased polypropylene production capacity by 200,000 tonnes per annum; and Gaoqiao increased phenol production capacity by 125,000 tonnes per annum and acetone production capacity by 75,000 tonnes per annum.

         Marketing and Sales of Petrochemicals

         Price and volume of petrochemical sales are market driven. The southern and eastern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a competitive advantage over our competitors.

         Our principal sales and distribution channels consist of direct sales to end-users, most of which are large and medium size manufacturing enterprises, and sales to distributors in our national sales network. In 2004, we sold approximately 62.7% of our petrochemical products directly to end-users and 37.3% to our distributors. We also provide after-sale services, including technical support and technology assistance, to our customers.

         In addition, we also increased sales activities through our business-to-business petrochemical e-commerce platform. In 2004, sales initiated by our e-commerce platform amounted to RMB 19.1 billion (US$2.3 billion), representing an increase of 9.14% from RMB 17.5 billion for the year of 2003. Domain names for our e-commerce web sites are www.sinopec-ec.com and www.sinopec-ec.com.cn.

Raw Materials

         Crude Oil

         Our most important raw material is crude oil. The following table sets forth the sources of our crude oil supply and each source as a percentage of our total crude oil supply for the years ended December 31, 2002, 2003 and 2004.


                                                                                                   Change in 2004
                                         2002                 2003                 2004          compared with 2003
                                   -----------------    -----------------     ---------------    ------------------
Source of Supply                   (million tonnes)     (million tonnes)     (million tonnes)     (in percentage)

Self-supply.....................          28.9                 28.2                 28.1                -0.2%
PetroChina......................          14.6                 13.1                 10.3               -21.2
CNOOC...........................           6.2                  5.6                  6.7                20.1
Import..........................          56.7                 71.1                 89.0                25.1
                                   ----------------      ----------------      -------------      -----------------
   Total........................         106.4                118.0                134.2                13.7%
                                   ================      ================      =============      ==================


Competition

         Exploration and Production

         Because our production of crude oil has only constituted approximately 21% of our crude oil requirements, we generally do not compete for crude oil customers.

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

Patents and Trademarks

         In 2004, we applied for 798 patents in China, of which 639 have been granted patent rights, making us own a total of 1,893 patents in China. In addition, Sinopec Group Company owns a total of 3,012 patents in China. We may use certain patents of Sinopec Group Company under royalty-free licenses. These patents expire from time to time and cover many products, processes and product uses. We also have royalty-free licenses from Sinopec Group Company to use certain Sinopec Group Company's trademarks and brands for our products and services. Our trademark licenses from Sinopec Group Company are for a term of ten years commencing on February 25, 2000.

Regulatory Matters

         Overview

         China's petroleum and petrochemical industry has seen significant liberalization in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined oil products are still subject to regulation of many government agencies including:

         National Development and Reform Commission ("NDRC")

         The NDRC is responsible for formulating and implementing key policies in respect of petroleum and petrochemical industry, including:

     o Formulating guidance plan for annual production, import and export amount of crude oil, natural gas and gasoline nationwide based on its forecast on macro economic conditions in China;

     o Publishing guidance prices for certain refined products, including gasoline and diesel;

     o Approving domestic and overseas resource investment projects whose capital expenditure is in excess of certain amount; and

     o Approving Sino-foreign cooperation projects that are in excess of certain investment limits.

         The Ministry of Commerce ("MOFCOM")

         MOFCOM is responsible for examining and approving production sharing contracts, Sino-foreign equity joint venture contracts and Sino-foreign cooperation joint venture contracts for oil and gas development within PRC. It is also responsible to issue quotas and licenses for import and export of crude oil and refined oil.

         Ministry of Land and Resources ("MLR")

         The MLR is responsible for issuing the licenses that are required to explore and produce crude oil and natural gas in China.

         Regulation of Exploration and Production

         Exploration and Production Rights

         The PRC Constitution provides that all mineral and oil resources belong to the state. In 1986, the standing committee of the National People's Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources, or the MLR, to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities. Currently, only Sinopec Group Company, China National Petroleum Corporation and CNOOC Group have received such approval.

         Applicants for exploration licenses must first register with the MLR blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investment ranges from RMB 2,000 per square kilometer for the initial year to RMB 5,000 for the second year and to RMB 10,000 for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee of RMB 100 per square kilometer for each of the first three years and increases by an additional RMB 100 per square kilometer per year for subsequent years up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is 7 years. The exploration license may be renewed upon application by the holder 30 days prior to expiration of the original term with each renewal for a two-year term.

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

         The MLR issues full production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. Due to a special dispensation granted to us by the State Council, the maximum term of our full production licenses is 55 years. The full production license is renewable upon application by the holder 30 days prior to expiration. A holder of the full production license has to pay an annual full production right usage fee of RMB 1,000 per square kilometer.

         All companies approved by the State Council to engage in oil and gas exploration and production activities may apply for exploration and production licenses for onshore and off-shore oil and natural gas resources without geographical restrictions. We have obtained the exploration and production license of offshore oil and natural gas resources in China after we acquired Sinopec National Star.

         Exploration and production licenses do not grant the holders the right to enter upon any land for the purpose of exploration and production. Holders of exploration and production licenses must separately obtain the right to use the land covered by the licenses, and current owners of the rights to use such land may transfer or lease the land to the license holder.

         Price of Crude Oil

         The PRC government no longer regulates crude oil prices and generally allows crude oil producers and buyers to negotiate the prices. Any premiums or discounts in relation to the crude oil prices are subject to the agreements between the parties.

         Volume and Price of Natural Gas

         The NDRC formulates the annual natural gas supply guidelines which require natural gas producers to distribute specified amount of natural gas to specified fertilizer producers. The actual production level of natural gas (excluding the amount supplied to the fertilizer producers) is determined by the natural gas producers themselves.

         The price of natural gas has two components:

     o    ex-factory price; and

     o    pipeline transmission tariff.

         Prior to January 2002, the price of natural gas was comprised of wellhead price, pineline transmission tariff and purification fee. In January 2002, the NDRC merged the purification fee into the wellhead price to establish a unified natural gas ex-factory price. Ex-factory prices vary depending on whether or not the natural gas sold is within the government-formulated natural gas supply guidelines. For natural gas sold within the government-formulated supply guidelines, the NDRC fixes the ex-factory prices according to the nature of the customers. For sales of natural gas which is produced in excess of the government-formulated natural gas supply plan, the NDRC publishes the median guidance ex-factory price and allows the producers to set the price within +/-10% of this guidance price.

         The NDRC sets the pipeline transmission tariff for the natural gas transported by pipelines constructed prior to 1991. Natural gas producers also submit to the NDRC for examination and approval any proposed transmission tariffs for the natural gas transported by pipelines constructed after 1991 based on the capital investment made in the pipeline, the depreciation period for the pipeline and the ability of end users to pay.

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

         Beginning on October 17, 2001, the NDRC has started determining the retail guidance prices of gasoline and diesel based on the FOB prices on the Singapore, Rotterdam and New York markets, instead of solely relying on the Singapore market alone. Within the limit of the total adjustable amount, the NDRC may adjust the prices of gasoline and diesel according to the market conditions in China. In addition, instead of publishing the retail guidance prices monthly, the NDRC would publish the retail guidance prices whenever it determines that the average price of these international markets have fluctuated over a certain limit. The NDRC has the discretion to stop making further adjustments to the retail guidance prices when prices on the international markets have gone above or below a certain limit.

         We are permitted to set our own retail prices within +/-8% of the published guidance prices. There are no government restrictions on how we set prices for sales among our segments and subsidiaries.

         Controls on sales to special customers. The NDRC allocates to us a quota of minimum supply of gasoline and diesel that must be made available to meet the requirements of the military, national reserves, railways, airlines and other similar special customers. Prices to these special customer are benchmarked against the import parity prices for the relevant products. Except for sales to the military and national reserve, we are permitted to charge up to a 8% premium on the special customer prices to these special customers.

         Imports and Exports

         Other than filing with the government, state-controlled enterprises, such as our company, are no longer subject to the import quota requirements. Import and export by non-state-controlled enterprises continue to be subject to quota and licensing requirements. The MOFCOM is responsible for issuing import and export licenses. See "Item 3-Key Information-D. Risk Factors-Risks Relating to the PRC-Entry by China into the World Trade Organization significantly increases competition from foreign companies in our lines of business."

         Investment

         Under the State Council's Decision on Investment System Reform, investments without the use of government funds are only subject to a licensing system or a registration system, as the case may be. It is the result of reforming the old system which any investment, regardless of investors, source of funding and nature, is subject to approval of different levels of governments and relevant authorities based on investment scale. Under the current system, only significant projects and the projects of restrictive nature are subject to approval so as to maintain social and public interests, and all other projects of any investment scale are only subject to a registration system.

         Overseas investment by any Chinese party that is US$ 30 million or above and falls within the category of resources development shall be verified and approved by the NDRC. Other projects that involve the use of foreign exchange by the Chinese party of US$ 10 million or above shall be verified and approved by the NDRC. Any overseas investment projects other than the foregoing shall be filed with the NDRC and/or the MOFCOM if the investor is an enterprise managed by the central government, or approved by its local government according to law. Domestic enterprise's establishment of overseas enterprise (with the exception of financial enterprises) shall be approved by the MOFCOM.

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

Value-added tax                Revenue                     13% for liquefied petroleum gas, natural gas, and low
                                                           density polyethylene for use as agricultural film and
                                                           fertilizers and 17% for other items. We generally charge
                                                           value-added tax to our customers at the time of
                                                           settlement on top of the selling prices of our products
                                                           on behalf of the taxation authority. We may directly
                                                           claim refund from the value-added tax collected from our
                                                           customers of any value-added tax that we paid for (i)
                                                           purchasing materials consumed during the production
                                                           process; (ii) charges paid for drilling and other
                                                           engineering services; and (iii) labor consumed during
                                                           the production process.

                               Sales volume                5% for the Sino-foreign oil and gas exploration and
                                                           development cooperative projects. However, input
                                                           value-added tax cannot be deducted.

Business tax                   Revenue from pipeline       3%.
                               transportation services

Consumption tax                Aggregate volume sold or    RMB 277.6 per tonne for gasoline and RMB 117.6 per tonne
                               self-consumed               for diesel, payable by producer.

Import tariff                  CIF China price             5% for gasoline and 6% for diesel.

Resource tax                   Aggregate volume sold or    RMB 8 to 30 per tonne for crude oil. RMB 2 to 15 per
                               self-consumed               thousand cubic meter for natural gas. The actual
                                                           applicable rate for each oil field may differ
                                                           depending on the volume of the exploration and
                                                           production activities and costs required for the
                                                           production at the particular oil field.


Compensatory fee for mineral   Revenue                     1% for crude oil and natural gas.
resources

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

------------------

(1)  Payable only by Sino-foreign oil and gas exploration and development cooperative projects, and the project companies of those cooperative projects are not subject to any other resource taxes or fees.


         C.   ORGANIZATIONAL STRUCTURE

         For a description of our relationship with Sinopec Group Company, see "Item 4 -- Information on the Company -- History and Development of the Company" and "Item 7 -- Major Shareholders and Related Party Transactions." For a description of our significant subsidiaries, see Note 32 to our consolidated financial statements.

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

         We paid pollutant discharge fees of approximately RMB 287 million in 2002, RMB 245 million in 2003 and RMB 248 million (US$30 million) in 2004.

         To date, we have not incurred any significant expenditure for environmental remediation, are currently not involved in any environmental remediation, and have not accrued any amounts for environmental remediation relating to our operations. Under existing legislation, we believe that there are no probable liabilities that will have a material adverse effect on our financial position or operating results nor are we subject to any legally or contractually mandated asset retirement obligations.

Insurance

         In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB 253.5 billion (US$30.6 billion) of coverage on our property and plants and approximately RMB 23.5 billion (US$2.8 billion) of coverage on our inventory. In 2004, we paid an insurance premium of approximately RMB 1,097 million (US$132.5 million) to Sinopec Group Company for such coverage. Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

         The insurance coverage under SPI Fund applies to all enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of a major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

         Pursuant to an approval of the Ministry of Finance, on January 29, 2002 Sinopec Group Company entered into an agreement with China People's Insurance Company to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB 4.0 billion (US$0.5 billion) and a maximum of RMB 2.36 billion (US$0.29 billion) per occurrence.

         Consistent with what we believe to be customary practice among PRC enterprises, we do not currently carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the past three years. We also do not carry business interruption insurance, as such coverage is not customary in the PRC.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         A.   GENERAL

         The following discussion and analysis should be read in conjunction with our audited financial statements and the accompanying notes. Part of the financial information presented in this section is derived from our audited financial statements that have been prepared in accordance with IFRS. IFRS vary in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements. Unless otherwise indicated, all financial data, whether presented in accordance with IFRS on a consolidated basis or by segment, are presented net of inter-segment transactions (i.e., inter-segment and other intercompany transactions have been eliminated).

         Moreover, we acquired Sinopec National Star Petroleum Company from Sinopec Group Company in 2001, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical Factory from Sinopec Group Company in 2003 and Petrochemical and Catalyst Assets from Sinopec Group Company in 2004. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial position and the results of operations of these acquired companies on a combined basis.

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

         The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in Note 2 to the consolidated financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

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

         Engineering estimates of our oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

         Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties' capitalized costs are amortized based on the units of oil or gas produced. Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense. Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired. There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2002, 2003 and 2004.

         Impairments

         If circumstances indicate that the net book value of an asset or investment, including oil and gas properties, may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for our assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable reserves, including estimates based on reasonable and supportable assumptions and projections of reserve quantities.

         Impairment losses recognized for each of the three years ended December 31, 2002, 2003 and 2004 in our statement of income and shareholders' equity are summarized as follows:


                                                                                 Years ended December 31,
                                                                            ---------------------------------
                                                                              2002        2003         2004
                                                                            -------      ------       -------
                                                                               RMB         RMB          RMB
                                                                             millions    millions    millions


    Impairment losses on long-lived assets recognized in statement of income
    Exploration and production............................................          --         310           98
    Refining..............................................................          --         114           14
    Marketing and distribution............................................          --          --        1,769
    Chemicals.............................................................          --         453        2,038
                                                                                 ---------   --------   --------
                                                                                    --         877        3,919
                                                                                 =========   =========  ========

    Impairment losses on revalued long-lived assets recognized in shareholders' equity
    Chemicals.............................................................          --          --          709
                                                                                 =========   =========  ========


         Depreciation

         Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives and residual value during each of the three years ended December 31, 2002, 2003 and 2004.

         Revaluation

         As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our reorganization, and the property, plant and equipment of the companies that we acquired in 2001, 2003 and 2004 were also revalued in connection with these acquisitions. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to these revaluations, property, plant and equipment are carried at the revalued amount, being the fair value as at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. We revalued our property, plant and equipment based on a depreciated replacement cost basis in accordance with our IFRS accounting policies as of December 31, 2004. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

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


                                                                                Years ended December 31,
                                                                             -------------------------------
                                                                               2002        2003       2004
                                                                             ---------    -------    -------
                                                                               RMB          RMB       RMB
     At beginning of year................................................     2,814       3,017      3,350
     Provision for the year..............................................       574         939        935
     Written-off/back....................................................      (371)       (429)      (454)
     Less:  Amount distributed to Sinopec Group Company in connection
            with the acquisitions of assets..............................        --        (177)      (160)
                                                                             --------   ---------   --------
     At end of year......................................................     3,017      3,350        3,671
                                                                             ========   =========   ========

         Recently pronounced International Financial Reporting Standards

         The International Accounting Standards Board (the "IASB") has issued a number of new and revised International Financial Reporting Standards and International Accounting Standards ("new IFRS") which are applicable to us for accounting periods beginning on or after January 1, 2005.

         We have not early adopted these new IFRS in the financial statements for the year ended December 31, 2004. We have completed a preliminary assessment of the impact of these new IFRS to the extent that they are applicable to us. A brief summary of the key features of these new IFRS and our preliminary assessment result is as follows:

         IFRS 2

         In February 2004, the IASB issued IFRS 2, "Share-based Payment". IFRS 2 addresses the accounting for share-based payment transactions in financial statements and requires an entity to measure the employee service received and the liability incurred at the fair value of the instrument at the grant date, and re-measure the fair value of the liability at each balance sheet date until the final settlement of the liability. Currently, we do not expect the application of IFRS 2 will have a material impact on our consolidated financial position or consolidated results of operations.

         IFRS 3

         In March 2004, the IASB issued IFRS 3, "Business Combinations", and replaced IAS 22 "Business Combinations" and related Interpretations. IFRS 3 requires all business combinations within its scope to be accounted for using the purchase method. IFRS 3 also requires goodwill to be tested for impairment annually and stated at cost less accumulated impairment losses, and negative goodwill to be recognized immediately in the income statement on acquisition. We cannot determine the potential effects that application of IFRS 3 will have on our consolidated financial statements.

         IFRS 5

         In March 2004, the IASB issued IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", and replaced IAS 35, "Discontinued Operations". IFRS 5 requires that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. IFRS 5 classifies an operation as discontinued at the date the operation meets the criteria to be classified as held for sale or when the entity has disposed of the operation. We cannot determine the potential effects that application of IFRS 5 will have on our consolidated financial statements.

         IAS 1

         In December 2003, the IASB issued IAS 1 (Revised 2003), "Presentation of Financial Statements", and replaced IAS 1 (Revised 1997). IAS 1 (Revised
2003) requires disclosure of an entity's judgments and assumptions on application of its accounting policies. Additionally, IAS 1 (Revised 2003) provides further guidance on classification of assets and liabilities. Currently, we do not expect the application of IAS 1 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 2

         In December 2003, the IASB issued IAS 2 (Revised 2003), "Inventories", and replaced IAS 2 (Revised 1993) and a related Interpretation. IAS 2 (Revised
2003) eliminates the allowed alternative to measure inventories using the last-in, first-out method. Additionally, IAS 2 (Revised 2003) requires finance costs of inventories purchased with deferred settlement terms to be accounted for separately over the period of financing. Currently, we do not expect the application of IAS 2 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 8

         In December 2003, the IASB issued IAS 8 (Revised 2003), "Accounting Policies, Changes in Accounting Estimates and Errors", and replaced IAS 8. IAS 8 (Revised 2003) requires retrospective application of voluntary changes in accounting policies and retrospective restatement to correct prior period errors and eliminates the allowed alternative to include such adjustment in the current period income statement. IAS 8 (Revised 2003) requires, rather than encourages, disclosure of an impending change in accounting policy when an entity has yet to implement a new Standard or Interpretation that has been issued but not yet come into effect. Currently, we do not expect the application of IAS 8 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 16

         In December 2003, the IASB issued IAS 16 (Revised 2003), "Property, Plant and Equipment", and replaced IAS 16 (Revised 1997) and related Interpretations. IAS 16 (Revised 2003) requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and derecognize the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 (Revised 2003) also requires an entity to include the costs of dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of that item of property, plant and equipment. Currently, we do not expect the application of IAS 16 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 17

         In December 2003, the IASB issued IAS 17 (Revised 2003), "Leases", and replaced IAS 17 (Revised 1997). IAS 17 (Revised 2003) requires a lump sum lease of land and building to be split into a lease of land and a lease of building, in proportion to the relative fair values of the leasehold interests in the land and building elements of the lease, and account for the lease of land and lease of building separately by applying the classification criteria in the standard. Currently, we do not expect the application of IAS 17 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 21

         In December 2003, the IASB issued IAS 21 (Revised 2003), "The Effects of Changes in Foreign Exchange Rates", and replaced IAS 21 (revised 1993) and related Interpretations. IAS 21 (Revised 2003) requires each individual entity included in a reporting entity to determine its functional currency and measure its results and financial position in that currency and stipulates that an entity previously classified as an integral foreign operation will have the same functional currency as the reporting entity. Furthermore, IAS 21 (Revised
2003) disallows capitalizing exchange differences resulting from a severe devaluation or depreciation of a currency against which there is no means of hedging, and requires such differences be recognized in the income statement. Currently, we do not expect the application of IAS 21 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 24

         In December 2003, the IASB issued IAS 24 (Revised 2003), "Related Party Disclosures", and replaced IAS 24 (reformatted 1994). IAS 24 (Revised
2003) expands the scope of related parties and removes the exemption of profit-oriented state controlled entities from disclosing transactions with other state-controlled entities. IAS 24 (Revised 2003) also requires additional disclosures, including the compensation of key management personnel. Currently, we do not expect the application of IAS 24 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 27

         In December 2003, the IASB issued IAS 27 (Revised 2003), "Consolidated and Separate Financial Statements", and replaced IAS 27 (Revised 2000) and a related Interpretation. IAS 27 (Revised 2003) modifies the conditions for exempting a parent from preparing consolidated financial statements and the conditions for excluding subsidiaries from consolidation. IAS 27 (Revised 2003) also requires minority interests to be presented within equity, separately from the parent shareholders' equity. In addition, IAS 27 (Revised 2003) prohibits the use of equity method of accounting for investments in subsidiaries, jointly controlled entities and associates in a parenti-s separate financial statements. Currently, we do not expect the application of IAS 27 (Revised
2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 28

         In December 2003, the IASB issued IAS 28 (Revised 2003), "Investments in Associates", and replaced IAS 28 (Revised 2000) and related Interpretations. IAS 28 (Revised 2003) clarifies its scope and the circumstances for which investments in associates must be accounted for using the equity method. Currently, we do not expect the application of IAS 28 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 32

         In December 2003, the IASB issued IAS 32 (Revised 2003), "Financial
Instrument: Disclosure and Presentation", and replaced IAS 32 (Revised 2000) and related Interpretations. IAS 32 (Revised 2003) clarifies the principle for classifying a financial instrument, and introduces additional disclosures. Currently, we do not expect the application of IAS 32 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 33

         In December 2003, the IASB issued IAS 33 (Revised 2003), "Earnings Per Share", and replaced IAS 33 (Revised 1997) and a related Interpretation. IAS 33 (Revised 2003) provides guidance and illustrative examples on selected complex matters in respect of the calculation of earnings per share. Currently, we do not expect the application of IAS 33 (Revised 2003) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 36

         In March 2004, the IASB issued IAS 36 (Revised 2004), "Impairment of Assets", and replaced IAS 36 (Revised 1998). IAS 36 (Revised 2004) requires that the recoverable amount of any intangible asset with an indefinite useful life or not yet available for use, and goodwill acquired in a business combination, be measured annually, rather than only when there is an indication that the asset may be impaired as required by IAS 36 (Revised 1998). In addition, IAS 36 (Revised 2004) clarifies the elements that should be reflected in the calculation of an asset's value in use. Currently, we do not expect the application of IAS 36 (Revised 2004) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 38

         In March 2004, the IASB issued IAS 38 (Revised 2004), "Intangible Assets", and replaced IAS 38 (Revised 1998). IAS 38 (Revised 2004) revises the definition of an intangible asset and provides further guidance on recognition of an intangible asset. IAS 38 (Revised 2004) also requires an entity to determine whether the useful life of an intangible asset is definite or indefinite and removes the rebuttable presumption that the useful life of an intangible asset does not exceed 20 years. Currently, we do not expect the application of IAS 38 (Revised 2004) will have a material impact on our consolidated financial position or consolidated results of operations.

         IAS 39

         In December 2003 and March 2004, the IASB issued IAS 39 (Revised
2003), "Financial Instruments: Recognition and Measurement", and Amendments to IAS 39 (March 2004), "Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk", respectively. The revised IAS 39 amends its scope and clarifies the conditions for de-recognition of a financial asset. Additionally, the revised IAS 39 provides further guidance on determining fair value using valuation techniques and evaluating impairment of financial assets. Currently, we do not expect the application of the revised IAS 39 will have a material impact on our consolidated financial position or consolidated results of operations.

         IFRS 6

         In addition to the above, the IASB issued IFRS 6, "Exploration for and Evaluation of Mineral Resources" in December 2004, which is effective for accounting periods beginning on or after January 1, 2006. We have not early adopted IFRS 6 in the financial statements for the year ended December 31, 2004. A brief summary of the key features of the IFRS 6 and our preliminary assessment result is as follows:

         IFRS 6 allows the costs incurred in exploration for and evaluation of mineral resources either to be recognized as exploration and evaluation assets or continue to be accounted under the current accounting policies applied before adopting IFRS 6, subject to certain limitations. We cannot determine the potential effects that applications of IFRS 6 will have on our consolidated financial statements.

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

         B.   CONSOLIDATED RESULTS OF OPERATIONS

         The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.


                                                                              Year Ended December 31,
                                                               -----------------------------------------------------
                                                                 2002           2003           2004          2004
                                                               ---------       --------      --------     ----------
                                                                  RMB            RMB           RMB            US$
                                                                                   (in billions)

Operating revenues
   Sales of goods......................................          333.9          429.9          597.2          72.2
   Other operating revenues............................           16.2           19.1           22.6           2.7
                                                               ---------      ---------      --------      ----------
     Total operating revenues..........................          350.1          449.0          619.8          74.9
Operating expenses
     Purchased crude oil, products and
       operating supplies and expenses.................         (239.1)        (313.2)        (443.6)        (53.6)
     Selling, general and administrative expenses......          (22.4)         (27.2)         (31.8)         (3.8)
     Depreciation, depletion and amortization..........          (26.5)         (28.0)         (32.3)         (3.9)
     Exploration expenses, including dry holes.........           (4.4)          (6.1)          (6.4)         (0.8)
     Personnel expenses................................          (15.0)         (17.0)         (18.6)         (2.3)
     Employee reduction expenses.......................           (0.2)          (1.0)          (0.9)         (0.1)
     Taxes other than income tax.......................          (12.0)         (13.6)         (16.3)         (2.0)
     Other operating expenses, net.....................           (1.2)          (4.0)          (6.7)         (0.8)
                                                               ---------      ---------      --------      ----------
     Total operating expenses..........................         (320.8)        (410.1)        (556.7)        (67.3)
                                                               ---------      ---------      --------      ----------
Operating income.......................................           29.3           38.9           63.1           7.6
                                                               ---------      ---------      --------      ----------
Net finance costs......................................           (5.0)          (4.5)          (4.4)         (0.5)
Gain from issuance of shares by a subsidiary...........             -             0.1             -             -
Other income and gains.................................            0.6            0.5            0.9           0.1
                                                               ---------      ---------      --------      ----------
Income before income tax and minority interests........           24.9           35.0           59.6           7.2
Income tax.............................................           (7.5)         (10.6)         (17.8)         (2.1)
                                                               ---------      ---------      --------      ----------
Income before minority interests.......................           17.4           24.4           41.8           5.1
Minority interests.....................................           (1.1)          (2.0)          (5.8)         (0.7)
                                                               ---------      ---------      --------      ----------
Net income.............................................           16.3           22.4           36.0           4.4
                                                               =========      =========      ========      ==========


         Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         In 2004, our sales of goods and other operating income were RMB 597.2 billion (US$72.2 billion) and RMB 22.6 billion (US$2.7 billion), respectively, representing an increase of 38.9% and 18.3%, respectively, from those in the previous year. These results are largely attributable to a number of factors. First, the international crude oil prices continued to be volatile and remained at a high level, the chemical industry was on the up trend cycle, and the domestic economy consistently maintained fast growth, all of which resulted in strong demand for chemical products and high prices of chemical products, which, in turn, provided favorable conditions for us to maximize our returns. Second, by taking the advantage of the favorable opportunities, we proactively developed the market, increased the sales of refined oil products, maintained steady growth in oil and gas production and increased the throughput of crude oil and production of chemical products. In addition, we continued to strive for better operating results through strengthening internal management, furthering corporate reforms and improving asset structure.

         Operating Revenues

         Overview

         In 2004, our sales of goods and other operating revenues were RMB
619.8 billion (US$74.9 billion), representing an increase of 38.0% compared with 2003. Our sales of goods was RMB 597.2 billion (US$72.2 billion), representing an increase of 38.9% compared with 2003. In 2004, we captured the opportunity of the increased prices of crude oil and petrochemical products in the international market, expanded the sales volume of our major petrochemical products and optimized marketing structure. Our other operating revenues increased to RMB 22.6 billion (US$2.7 billion) in 2004, representing an increase of 18.3% compared with 2003. Our other operating revenues increased to RMB 22.6 billion (US$2.7 billion) in 2004, representing an increase of 18.3% compared with 2003. Such other operating revenues primarily consist of revenues generated from our sale of raw and auxiliary materials to Sinopec Group as well as third parties.

         The following table sets forth external sales revenues and percentages of sales of goods and other operating revenues by product category, as well as percentage changes from 2003 to 2004.


                                                                                                    As a Percentage of
                                              Year Ended December 31,               Rate of           Sales of Goods
                                        -------------------------------------     Change from           and Other
                                        2003          2004            2004        2003 to 2004     Operating Revenues
                                        ------     ---------         --------     ------------     ------------------
                                        (RMB)        (RMB)            (US$)           (%)                (%)
                                                  (in billion)

External Sales Revenues
Crude oil and natural gas......          14.9           16.0            1.9             6.9                2.6
Refined petroleum products.....         289.7          406.2           49.1            40.2               65.5
Chemical products..............          92.0          126.0           15.2            37.0               20.3


The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2003 to 2004.


                                                                      Rate of
                                                                       Change                             Rate of
                                   Average External Sales Price         from         Sales Volume         Change
                                 --------------------------------     2003 to      ------------------      from
                                  2003         2004         2004         2004       2003        2004    2003 to 2004
                                  ----         ----         ----         ----       ----        ----    ------------
                                  (RMB)        (RMB)        (US$)        (%)                                (%)

Crude Oil....................   1,493(1)      1,872(1)      226.2(1)      25.4       7.22(2)       6.01(2)  (16.7)
Natural Gas..................     591(3)        609(3)       73.6(3)       3.0       3.41(4)       3.78(4)   10.9
Gasoline ....................   3,298(1)      3,765(1)      454.9(1)      14.2      23.36(2)      27.35(2)   17.1
Diesel ......................   2,794(1)      3,221(1)      389.2(1)      15.3      47.29(2)      60.42(2)   27.8
Kerosene ....................   2,361(1)      2,923(1)      353.2(1)      23.8       4.81(2)       5.68(2)   18.1
Selected Chemical Products
   Synthetic Resin ..........   6,017(1)      7,986(1)      964.9(1)      32.7       5.10(2)       5.40(2)    6.0
   Synthetic Fiber...........   9,300(1)     10,818(1)    1,307.1(1)      16.3       1.72(2)       1.74(2)    1.2
   Synthetic Rubber..........   8,513(1)     10,238(1)    1,237.0(1)      20.3       0.55(2)       0.56(2)    0.2
   Synthetic Fiber Monomer
     and Polymer.............   5,791(1)      8,022(1)      969.3(1)      38.5       2.62(2)       2.70(2)    3.1

------------------
(1)  per tonne
(2)  million tonnes
(3)  per thousand cubic meters
(4)  billion cubic meters

         Sales of crude oil and natural gas

         Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production. The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group and third party customers.

         In 2004, sales revenues from crude oil and natural gas amounted to RMB 16.0 billion (US$1.9 billion), or 2.6% of our sales of goods and other operating revenues, representing an increase of 6.9% compared with RMB 14.9 billion in 2003. Such increase was primarily attributable to the increase in price of crude oil and expansion of natural gas business. The external sales price of crude oil increased to RMB 1,872 (US$226.2) per tonne from RMB 1,493 per tonne in 2003, representing an increase of 25.4% from 2003. The effect of increased price was partially offset by the decrease in the quantity of external sales from 7.22 million tonnes in 2003 to 6.01 million tonnes in 2004, representing a decrease of 16.7%. The external sales price of natural gas rose from RMB 591 per thousand cubic meters in 2003 to RMB 609 (US$73.6) per thousand cubic meters in 2004, representing an increase of 3.0%, and the external sales volume increased from 3.4 billion cubic meters in 2003 to 3.8 billion cubic meters in 2004, representing an increase by 10.5%.

         Sales of refined petroleum products

         Both the refining and the marketing and distribution segments make sales of refined petroleum products, which consist primarily of gasoline, diesel, kerosene (including jet fuel) and other refined products to third parties.

         In 2004, the external sales revenue of petroleum products recorded by these two segments were RMB 406.2 billion (US$49.1 billion), accounting for 65.5% of our sales of goods and other operating revenues, representing an increase of 40.2% from RMB 289.7 billion in 2003. Such increase was primarily attributable to the increase in prices and sales volume of gasoline, diesel and kerosene and also to the Company's proactive efforts in increasing sales volume, optimizing marketing structure and expanding the market of other petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB
314.2 billion (US$38.0 billion), comprising 77.4% of the total sales revenue of petroleum products, representing an increase of 42.5% from RMB 220.5 billion in 2003. The increase of sales revenue of gasoline, diesel and kerosene was due to the rise of prices and our active efforts in increasing the sales volume of these products. In 2004, the average external sales price of gasoline was RMB 3,765 (US$454.9) per tonne, representing an increase of 14.2% compared with 2003, the average external sales price of diesel was RMB 3,221 (US$389.2) per tonne, representing an increase of 15.3% compared with that in 2003 and the average sales price of kerosene was RMB 2,923 (US$353.2) per tonne, representing an increase of 23.8% compared with that in 2003. The sales volume of gasoline was 27.4 million tonnes, representing an increase of 17.1% compared with that in 2003, and the sales volume of diesel was 60.4 million tonnes, representing an increase of 27.8% compared with that in 2003. The combined sales volume of gasoline, diesel and kerosene was 23.8% higher than that of 2003.

         Sales of chemical products

         In 2004, our external sales revenue of chemical products was RMB
126.0 billion (US$15.2 billion), accounting for 20.3% of our sales of goods and other operating revenues, or representing increase of 37.0% compared with that of RMB 92.0 billion in 2003. The increase was mainly due to the significant increase in both chemical products prices and sales volumes of major chemical products. In 2004, the external sales volumes of synthetic resin, synthetic fiber, synthetic rubber, synthetic fiber monomer and polymer were respectively 5.4 million tonnes, 1.7 million tonnes, 556,000 tonnes, 2.7 million tonnes, representing increases of 6.0%, 1.2%, 0.2% and 3.1% respectively compared with 2003. The external sales prices of such products were, respectively, RMB 7,986 (US$964.9) per tonne, RMB 10,818 (US$1,307.1) per tonne, RMB 10,238 (US$1,237.0) per tonne and RMB 8,022 (US$969.3) per tonne, representing increases of 32.7%, 16.3%, 20.3% and 38.5% respectively, compared with 2003.

         Operating expenses

         In 2004, our operating expenses were RMB 556.7 billion (US$67.3 billion), representing an increase of 35.7% compared with 2003. The operating expenses mainly consisted of the following:

         Purchased crude oil, products, and operating supplies and expenses

         Our purchased crude oil, products and operating supplies and expenses were RMB 443.6 billion (US$53.6 billion), accounting for 79.7% of the operating expenses, representing an increase of 41.6% compared with 2003. Among others,

      o Purchased crude oil expenses were RMB 232.6 billion (US$28.1 billion), accounting for 41.8% of the total operating expenses, representing an increase of 41.5% compared with 2003. To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, we increased our throughput of crude oil purchased externally. In 2004, our throughput of crude oil purchased externally was 101 million tonnes (excluding amounts processed for third parties), representing an increase of 13.6% compared with 2003. Our average cost for crude oil purchased from third parties in 2004 was RMB 2,312 (US$279.3) per tonne, representing an increase of 24.6% compared with 2003.

     o In 2004, our other purchase expenses were RMB 211.0 billion (US$25.5 billion), accounting for 37.9% of the total operating expenses, representing an increase of 41.7% compared with 2003.

         This increase was mainly due to the increased costs of refined oil products and chemical feedstock purchased externally.

         Selling, general and administrative expenses

         In 2004, our selling, general and administrative expenses were RMB
31.8 billion (US$3.8 billion), representing an increase of 16.9% compared with 2003. The increase was largely due to:

     o Sales volume of refined oil products and sales through retail and direct distribution increased. As a result, the selling expenses, such as transportation costs, increased by RMB 1.9 billion (US$0.2 billion) from 2003;

     o An increase in repairing and maintenance expenses by RMB 1.1 billion (US$0.1 billion) compared with 2003 due to the additions of property, plant and equipment and the increase in maintenance activities related to petrol stations;

     o Operating lease rentals increased by RMB 0.7 billion (US$0.1 billion) from 2003. The increase was mainly due to the increase in rental of operating facilities such as petrol stations from third parties and rental of land and buildings from related parties; and

     o Our advertising expenses increased by RMB 0.7 billion (US$0.1 billion) as a result of our enhanced efforts to promote our image.

         Depreciation, depletion and amortization

         In 2004, our depreciation, depletion and amortization amounted to RMB
32.3 billion (US$3.9 billion), representing an increase of 15.7% over 2003. This increase was mainly due to the addition of property, plant and equipment as a result of capital expenditure.

         Exploration expenses

         In 2004, our exploration expenses were RMB 6.4 billion (US$0.8 billion), representing an increase of 4.3% from 2003. The increase was principally due to our further increase of investment in the exploration activities, especially in the major new blocks in the western and southern parts of China.

         Personnel expenses

         In 2004, our personnel expenses were RMB 18.6 billion (US$2.3 billion), representing an increase of 9.8% over 2003. The increase was largely due to our introduction of a market rate based compensation system reform. As a result, wage, salary and welfare expenses increased by RMB 1.3 billion (US$0.1 billion).

         Employee reduction expenses

         In 2004, as part of our voluntary staff reduction plan, and in connection with the acquisition of petrochemical and catalyst assets from and the disposal of downhole operation assets to Sinopec Group Company, we incurred approximately RMB 0.9 billion (US$0.1 billion) as employee reduction expenses for approximately 24,000 employees, down by RMB 0.1 billion compared with that in 2003.

         Taxes other than income tax

         In 2004, our taxes other than income tax were RMB 16.3 billion (US$2.0 billion), representing an increase of 20.2% over 2003. The increase was largely due to the increase of consumption tax and associated city construction taxes and education surcharges as a result of the increased sales volume of gasoline and diesel.

         Other operating expenses, net

         In 2004, our other operating expenses (net) were RMB 6.7 billion (US$0.8 billion), representing an increase of 67.7% from 2003. The increase was largely due to the following reason: In order to allocate our internal resources more efficiently, we revised the production plans in 2004, and accordingly made a provision for impairment loss of RMB 3.9 billion (US$0.5 billion) on certain less efficient chemical facilities, petrol stations and depots on the difference between the estimated recoverable value and the net book value of these assets, representing an increase of RMB 3.0 billion (US$0.4 billion) compared with 2003. Meanwhile, disposals of assets decreased in 2004.

         Operating income

         In 2004, our operating income was RMB 63.1 billion (US$7.6 billion), representing an increase of 62.2% from 2003.

         Net finance costs

         In 2004, our net finance costs were RMB 4.4 billion (US$0.5 billion), representing a decrease of 2.1% from 2003. The decrease was primarily due to a decrease in foreign exchange losses in 2004.

         Income before income tax and minority interests

         In 2004, our income before income tax and minority interests was RMB
59.6 billion (US$7.2 billion), representing an increase of 70.1% from 2003.

         Income tax

         In 2004, our income tax was RMB 17.8 billion (US$2.1 billion), representing an increase of 67.4% over 2003. The increase was primarily due to the increase in operating income.

         Minority interests

         In 2004, our minority interests were RMB 5.8 billion (US$0.7 billion), representing an increase of 192.7% over 2003. The increase was primarily due to the increase in the profits of our subsidiaries increased as compared with 2003.

         Net income

         In 2004, our net income was RMB 36.0 billion (US$4.4 billion), representing an increase of 60.6% compared with 2003.

         Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         In 2003, our sales of goods and operating income were RMB 429.9 billion (US$51.9 billion) and RMB 19.1 billion (US$2.3 billion) respectively, representing an increase of 28.8% and 17.9%, respectively, from those in the previous year. These changes are largely attributable to a number of factors. First, we closely monitored the changes in market demands, and quickly responded to such changes through adjustments of our operating plan. Second, to take advantage of the favorable opportunity of higher prices of crude oil and chemical products in the global market and the rapid growth of Chinese economy, we managed to overcome the negative impact caused by SARS and further expanded our target market. In addition, we continued to strive for better operating results through more strengthened management, further corporate reforms, better asset structure and more efficient operation.

         Operating Revenues

         Overview

         In 2003, our sales of goods and other operating revenues were RMB
449.0 billion (US$54.2 billion), representing an increase of 28.2% compared with 2002. Our sales of goods was RMB 429.9 billion (US$51.9 billion), representing an increase of 28.8% compared with 2002. The increase was primarily due to increase of the prices of crude oil, petroleum products and chemical products in the global market in 2003. In addition, to seize the market opportunity, we increased our refining throughput and increased the sales volume of our refined products, and increased our sales volume of main petrochemical products significantly. Our other operating revenues increased to RMB 19.1 billion (US$2.3 billion) in 2003, representing an increase of 17.9% compared with 2002. Such other operating revenues primarily consist of revenues generated from our sale of raw and auxiliary materials to Sinopec Group and its subsidiaries as well as third parties.

         The following table sets forth external sales revenues and percentages of sales of goods and other operating revenues by product category, as well as percentage changes from 2002 to 2003.


                                                                                                   As a Percentage of
                                              Year Ended December 31,                Rate of         Sales of Goods
                                         -------------------------------------     Change from         and Other
                                           2002          2003           2003       2002 to 2003     Operating Revenues
                                         -------        ------         -------     ------------     ------------------
                                          (RMB)         (RMB)           (US$)           (%)               (%)
                                                   (in billion)

External Sales Revenues
Crude oil and natural gas......            10.9          14.9            1.8           36.7                3.3
Refined petroleum products.....           226.0         289.7           35.0           28.2               64.5
Chemical products..............            72.2          92.0           11.1           27.4               20.5


         The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2002 to 2003.



                                                                      Rate of
                                     Average External Sales Price      Change         Sales Volume         Rate of
                                  ---------------------------------  from 2002      --------------------  Change from
                                  2002         2003          2003     to 2003         2002        2003    2002 to 2003
                                  -----       ------        -------  ----------     ---------  ---------  ------------
                                 (RMB)        (RMB)          (US$)      (%)                                   (%)

Crude Oil....................   1,189(1)     1,493(1)       180.4(1)   25.6          6.35(2)    7.22(2)       13.7
Natural Gas..................     574(3)       591(3)        71.4(3)    3.0          3.2(4)     3.4(4)         6.3
Gasoline ....................   2,806(1)     3,298(1)       398.5(1)   17.5         22.54(2)   23.36(2)        3.6
Diesel ......................   2,408(1)     2,794(1)       337.6(1)   16.0         44.04(2)   47.29(2)        7.4
Selected Chemical Products
   Synthetic Resin ..........   5,163(1)     6,017(1)       727.0(1)   16.5          4.38(2)    5.10(2)       16.4
   Synthetic Fiber...........   9,022(1)     9,300(1)     1,123.7(1)    3.1          1.38(2)    1.72(2)       24.6
   Synthetic Rubber..........   6,468(1)     8,513(1)     1,028.6(1)   31.6          0.51(2)    0.55(2)        7.8
   Synthetic Fiber Monomer
     and Polymer.............   5,338(1)     5,791(1)       699.7(1)    8.5          2.04(2)    2.62(2)       28.4

--------------
(1)  per tonne
(2)  million tonnes
(3)  per thousand cubic meter
(4)  billion cubic meters


         Sales of crude oil and natural gas

         Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production. The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group Company and third party customers.

         In 2003, sales revenues from crude oil and natural gas amounted to RMB 14.9 billion (US$1.8 billion), or 3.3% of our sales of goods and other operating revenues, representing an increase of 36.7% compared with RMB 10.9 billion in 2002. Such increase was primarily attributable to the increase in price and sales volume of crude oil. The external sales price of crude oil increased to RMB 1,493 (US$180.4) per tonne from RMB 1,189 per tonne in 2002, representing an increase of 25.6% from 2002. The quantity of external sales increased from 6.35 million tonnes in 2002 to 7.22 million tonnes in 2003, representing an increase of 13.7%. The external sales price of natural gas rose from RMB 574 per thousand cubic meters in 2002, to RMB 591 (US$71.4) per thousand cubic meters in 2003, and the external sales volume increased from
3.2 billion cubic meters in 2002 to 3.4 billion cubic meters in 2003.

         Sales of refined petroleum products

         Both the Refining and the marketing and distribution segments make sales of refined petroleum products, which consist primarily of gasoline, diesel, kerosene (including jet fuel) and other refined products to third parties.

         In 2003, the external sales revenue of petroleum products recorded by these two segments were RMB 289.7 billion (US$35.0 billion), accounting for 64.5% of our sales of goods and other operating revenues, representing an increase of 28.2% from RMB 226.0 billion in 2002. The sales revenue of gasoline and diesel was RMB 209.1 billion (US$25.3 billion), comprising 72.2% of the total sales revenue of petroleum products, representing an increase of 23.5% from RMB 169.3 billion in 2002. Among others, the sales revenue of gasoline in 2003 was RMB 77 billion (US$9.3 billion), representing an increase of 21.6% compared with 2002. The sales revenue of diesel was RMB 132.1 billion (US$16.0 billion), representing an increase of 24.6% compared with 2002. The increase of sales revenue of gasoline and diesel was due to the rise of gasoline and diesel prices and our active efforts in increasing the sales volume of its products. In 2003, the average external sales price of gasoline was RMB 3,298 (US$398.5) per tonne, representing an increase of 17.5% compared with 2002, and the average external sales price of diesel was RMB 2,794 (US$337.6) per tonne, representing an increase of 16% compared with that in 2002. The sales volume of gasoline was 23.36 million tonnes, representing an increase of 3.6% compared with that in 2002, and the sales volume of diesel was 47.29 million tonnes, representing an increase of 7.4% compared with that in 2002. The combined sales volume of gasoline and diesel was 6.1% higher than that of 2002.

         Sales of chemical products

         In 2003, our external sales revenue of chemical products was RMB 92.0 billion (US$11.1 billion), accounting for 20.5% of our sales of goods and other operating revenues, representing an increase of 27.4% compared with that of RMB 72.2 billion in 2002. The increase was mainly due to the significant increase in both chemical products prices and sales volumes of major chemical products, as a result of the strong domestic demand for chemical products. The strong domestic demand corresponded to the gradual recovery of the global chemical market. In order to increase production volume for our chemical products, we revamped certain of our ethylene and other downstream facilities, which increased our production capacity of certain chemical products. In 2003, the external sales volumes of synthetic resin, synthetic fiber, synthetic rubber, synthetic fiber monomer and polymer were respectively 5.10 million tonnes, 1.72 million tonnes, 550,000 tonnes, 2.62 million tonnes, representing increases of 16.4%, 24.6%, 7.8% and 28.4% respectively compared with 2002. The external sales prices of such products were, respectively, RMB 6,017 (US$727.0) per tonne, RMB 9,300 (US$1,123.7) per tonne, RMB 8,513 (US$1,028.6)
per tonne and RMB 5,791 (US$699.7) per tonne, representing increases of 16.5%, 3.1%, 31.6% and 8.5% respectively, compared with 2002.

         Operating expenses

         In 2003, our operating expenses were RMB 410.1 billion (US$49.5 billion), representing an increase of 27.8% compared with 2002. The increase in operating expenses was primarily attributable to the increase in purchased crude oil, products and operating supplies and expenses and selling, general and administrative expenses.

         Purchased crude oil, products, and operating supplies and expenses

         Our purchased crude oil, products and operating supplies and expenses were RMB 313.2 billion (US$37.8 billion), accounting for 76% of the operating expenses, an increase of RMB 74.1 billion (US$9.0 billion) compared with 2002, representing an increase of 31.0%. Among others,

     o Purchased crude oil expenses were RMB 164.3 billion (US$19.9 billion), accounting for 40.1% of the total operating expenses, an increase of RMB 45 billion (US$5.4 billion) or 37.7% compared with 2002. To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, we increased our crude oil throughput. In 2003, our crude oil throughput was 116.66 million tonnes (excluding amounts processed for third parties), representing an increase of 11.23 million tonnes, or 10.7%, compared with 2002. Of our crude oil throughput, our exploration and production segment supplied 28.08 million tonnes, representing a decrease of 1.46 million tonnes, or 4.9%, compared with 2002. We processed 88.58 million tonnes of crude oil purchased from third parties, representing an increase of 12.69 million tonnes, or 16.7%, compared with 2002. Since March 2003, crude oil price in the global market has gradually increased. Our average cost for crude oil purchased from third parties in 2003 was RMB 1,855

          (US$224.1) per tonne, representing an increase of RMB 283 (US$34.2) per tonne, or 18%, compared with 2002.

     o In 2003, our other purchase expenses were RMB 148.9 billion (US$18.0 billion), accounting for 36.3% of the total operating expenses, representing an increase of RMB 29.1 billion (US$3.5 billion), or 24.3%, compared with 2002. This increase was mainly due to the increased costs of oil products and chemical feedstock caused by the increase in crude oil price.

         Selling, general and administrative expenses

         In 2003, our selling, general and administrative expenses were RMB
27.2 billion (US$3.3 billion), representing an increase of RMB 4.8 billion (US$0.6 billion), or 21.4%, compared with 2002. The increase was largely due to:

     o In 2003, provision for bad debts increased by RMB 1.15 billion (US$0.1 billion) from 2002.

     o In connection with the upgrade of production facilities and improved technologies, we disposed of certain low efficiency production equipment in 2003 causing an increase in the expense related to disposal of relevant spare parts by RMB 500 million (US$60.4 million) compared with 2002.

     o Expenses in research and development increased by RMB 0.60 billion (US$72.0 million) from 2002.

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

         Depreciation, depletion and amortization

         In 2003, our depreciation, depletion and amortization amounted to RMB
28.0 billion (US$3.4 billion), representing an increase of 5.7% over 2002. This increase was mainly due to the addition of property, plant and equipment as a result of capital expenditure.

         Exploration expenses

         In 2003, our exploration expenses were RMB 6.1 billion (US$0.7 billion), representing an increase of 38.6% from 2002. The increase was principally due to our further increase of investment in the exploration activities, especially in the major new blocks in the western and southern parts of China.

         Personnel expenses

         In 2003, our personnel expenses were RMB 17.0 billion (US$2.1 billion), representing an increase of 13.3% over 2002. The increase was largely due to our introduction of a market rate based compensation system reform. As a result, wage, salary and welfare expenses increased by RMB 1.8 billion (US$0.2 billion).

         Employee reduction expenses

         As part of our voluntary staff reduction plan, we incurred approximately RMB 1 billion (US$0.1 billion) as employee reduction expenses for approximately 21,000 employees who voluntarily terminated their employment with us in 2003.

         Taxes other than income tax

         In 2003, our taxes other than income tax were RMB 13.6 billion (US$1.6 billion), representing an increase of 13.3% over 2002. The increase was largely due to the increase of consumption tax and surcharges as a result of the increased sales volume of gasoline and diesel.

         Other operating expenses, net

         In 2003, our other operating expenses (net) were RMB 4.0 billion (US$0.5 billion), representing an increase of RMB 2.8 billion (US$0.3 billion) from 2002. The increase was largely due to a number of factors. Among others,

     o To facilitate a long-term development strategy, we further improved our asset structure and our overall asset quality. In 2003, we incurred a net loss of RMB 2.2 billion (US$0.3 billion), or an increase of RMB 1.43 billion (US$0.2 billion) over those in 2002, on disposal of certain low efficiency assets, which included RMB 90 million (US$10.9 million) from the exploration and production segment, RMB 0.74 billion (US$89.4 million) from the refining segment, RMB 0.4 billion (US$44.7 million) from the marketing and distribution segment, RMB 1.0 billion (US$0.1 billion) from the chemicals segment, and RMB 10 million (US$1.2 million) from corporate and others segment.

     o In order to allocate our internal resources more efficiently, we revised the production plans for certain less efficient facilities in 2003, and accordingly made a provision for impairment of long-lived assets of RMB 0.88 billion (US$106.3 million), representing the difference between the expected recoverable value and the net book value of these assets.

         Operating income

         In 2003, our operating income was RMB 38.9 billion (US$4.7 billion), representing an increase of 33% from 2002.

         Net finance costs

         In 2003, our net finance costs were RMB 4.5 billion (US$0.5 billion), representing a decrease of RMB 0.5 billion (US$58.6 million), or 9.8%, from 2002. The decrease was primarily due to our further reduction of the aggregate amount of our short-term loan and the adjustment of our financing structure to include, among others, certain US-dollar denominated loans. The interest expense was RMB 4.4 billion (US$0.5 billion) in 2003, representing a decrease of RMB 0.6 billion (US$68.5 million) from 2002.

         Income before income tax and minority interests

         In 2003, our income before income tax and minority interests was RMB
35.0 billion (US$4.2 billion), representing an increase of 40.6% from 2002.

         Income tax

         In 2003, our income tax was RMB 10.6 billion (US$1.3 billion), representing an increase of 42.1% over 2002.

         Minority interests

         In 2003, our minority interests were RMB 2.0 billion (US$0.2 billion), representing an increase of 74.7% over 2002.

         Net income

         In 2003, our net income was RMB 22.4 billion (US$2.7 billion), representing an increase of 37.6% compared with 2002.

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

         The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.


                                                                               As a Percentage of
                                                                                  Consolidated
                                                                                    Operating         As a Percentage of
                                                                                 Revenues Before         Consolidated
                                                                                   Elimination        Operating Revenues
                                                                                of Inter-segment     After Elimination of
                                          Years Ended December 31,                    Sales          Inter-segment Sales
                                    --------------------------------------     ------------------   ---------------------
                                     2002      2003       2004      2004        2003       2004       2003        2004
                                    ------    ------     ------     -----      -------     ------   --------     --------
                                    RMB         RMB        RMB       US$         (%)        (%)       (%)         (%)
                                                  (in billions)


Exploration and Production
   External sales(1)........        18.2       23.0      25.3        3.1          3.0        2.5        5.1        4.1
   Inter-segment sales......        39.4       47.3      60.1        7.3          6.3        5.9
                                  ------     -------   -------     ------       ------     ------
    Total operating revenue.        57.6       70.3      85.3       10.3          9.3        8.4
                                  ======     =======   =======     ======       ======     =======
Refining
   External sales(1)........        44.7       56.0      68.6        8.3          7.4        6.7       12.5       11.1
   Inter-segment sales......       168.6      217.7     289.7       35.0         28.9       28.5
                                  ------     -------   -------     ------       ------     ------
    Total operating revenue.       213.3      273.7     358.3       43.3         36.3       35.2
                                  ======     =======   =======     ======       ======     =======
Marketing and distribution
   External sales(1)........       184.7      238.8     343.6       41.5         31.7       33.8       53.2       55.4
   Inter-segment sales......         2.3        2.6       2.8        0.3          0.3        0.3
                                  ------     -------   -------     ------       ------     ------
    Total operating revenue.       187.0      241.4     346.4       41.9         32.0       34.1
                                  ======     =======   =======     ======       ======     =======
Chemicals
   External sales(1)........        76.5       96.4     132.2       16.0         12.8       13.0       21.5       21.3
   Inter-segment sales......         7.9        7.4      12.5        1.5          1.0        1.2
                                  ------     -------   -------     ------       ------     ------
    Total operating revenue.        84.4      103.8     144.7       17.5         13.8       14.2
                                  ======     =======   =======     ======       ======     =======
Corporate and others
   External sales(1)........        26.0       34.8      50.2        6.0          4.6        4.9        7.7        8.1
   Inter-segment sales......        20.4       30.4      32.0        3.9          4.0        3.2
                                  ------     -------   -------     ------       ------     ------
    Total operating revenue.        46.4       65.2      82.2        9.9          8.6        8.1
                                  ======     =======   =======     ======       ======     =======
    Total operating revenue
       before inter-segment
       eliminations.........       588.7      754.4   1,016.9      122.9        100.0      100.0
                                                                                ======     =======
   Elimination of inter-segment
        sales...............      (238.6)    (305.4)   (397.1)     (48.0)
                                 --------   ---------  -------     ------
   Consolidated operating
        revenues............       350.1      449.0     619.8       74.9                              100.0      100.0
                                 ========   =========  =======     =======                            =====      ======

-----------------

(1)  includes other operating revenues. See Note 31 to the consolidated financial statements for other operating revenues of each of our operating segments.


         The following table shows the operating revenues, operating expenses and operating income by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change from 2003 to 2004.


                                                                                                       Rate of
                                                             Years Ended December 31,                  Change
                                                 ------------------------------------------------     from 2003
                                                  2002           2003          2004        2004        to 2004
                                                 -------        -------       -------     -------    ----------
                                                  RMB            RMB           RMB          US$         (%)
                                                                         (in billions)


Exploration and Production
   Total operating revenues..............          57.6          70.3           85.3        10.3        21.4
   Total operating expenses..............         (42.8)        (51.1)         (59.7)       (7.2)       16.8
                                                 --------      --------       --------    --------    -------
     Total operating income..............          14.8          19.2           25.6         3.1        33.7
                                                 ========      ========       ========    ========    ========
Refining
   Total operating revenues..............         213.3         273.7          358.3        43.3        30.9
   Total operating expenses..............        (207.3)       (267.7)        (352.4)      (42.6)       31.6
                                                 --------      --------       --------    --------    -------
     Total operating income..............           6.0           6.0            5.9         0.7        (2.1)
                                                 ========      ========       ========    ========    ========
Marketing and distribution
   Total operating revenues..............         187.0         241.4          346.4        41.9        43.5
   Total operating expenses..............        (178.6)       (229.5)        (331.7)      (40.1)       44.6
                                                 --------      --------       --------    --------    -------
     Total operating income..............           8.4          11.9           14.7         1.8        23.2
                                                 ========      ========       ========    ========    ========
Chemicals
   Total operating revenues..............          84.4         103.8          144.7        17.5        39.3
   Total operating expenses..............         (83.3)       (100.3)        (126.0)      (15.3)       25.6
                                                 --------      --------       --------    --------    -------
     Total operating income..............           1.1           3.5           18.7         2.2       428.4
                                                 ========      ========       ========    ========    ========
Corporate and others
   Total operating revenues..............          46.4          65.2           82.2         9.9        26.1
   Total operating expenses..............         (47.4)        (67.0)         (84.1)      (10.1)       25.5
                                                 --------      --------       --------    --------    -------
     Total operating loss................          (1.0)         (1.8)          (1.9)       (0.2)        4.8
                                                 ========      ========       ========    ========    ========

         Exploration and Production Segment

         The business activities of the exploration and production segment consist of exploration, development, production, and sale of crude oil and natural gas.

         Year Ended December 31, 2004 compared with Year Ended December 31, 2003

         Operating revenues from the exploration and production segment in 2004 were RMB 85.3 billion (US$10.3 billion), representing an increase of 21.4% from RMB 70.3 billion in 2003. The increase in operating revenues was primarily due to an increase in the sales volume and sales price of crude oil compared with those in 2003.

         In 2004, average realized price of crude oil by this segment was RMB 1,956 (US$236.3) per tonne, representing an increase of 20.7% over 2003. Average realized price of natural gas was RMB 616 (US$74.4) per thousand cubic meters, representing an increase of 3.3% over 2003.

         Sales volume of crude oil was 36.3 million tonnes, representing an increase of 1.4% compared with 2003. Sales volume of natural gas was 3.9 billion cubic meters, representing an increase of 11.6% over that in 2003.

         In 2004, the segment's operating expenses were RMB 59.7 billion (US$7.2 billion), an increase of 16.8%, compared with 2003. The increase was primarily because:

     o The depreciation, depletion and amortization of the segment increased by RMB 2.6 billion (US$0.3 billion) compared with 2003. This change was caused by the additions of oil and gas properties as a result of an increase in capital expenditure incurred in this segment.

     o The rise of fuel cost as a result of the increase in oil and gas production and fuel prices, resulting in an increase of the operating expenses by approximately RMB 1 billion (US$0.1 billion) compared with 2003.

     o Other operating expenses including expenses related to the sales of materials were up by RMB 1.3 billion (US$0.2 billion) compared with 2003.

     o Exploration expenses (including dry holes) were up by RMB 0.3 billion (US$31.8 million) compared with 2003.

     o Due to the increase of sales revenues of crude oil, the natural resources compensation fee increased accordingly. Land and building rental increased due to the increase of leased land and buildings. In addition, safety insurance fund also increased. The total of these items was up by RMB 0.5 billion (US$0.1 billion) compared with 2003.

         In 2004, operating income of the exploration and production segment was approximately RMB 25.6 billion (US$3.1 billion), which was 33.7% higher than that in 2003.

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

         Sales volume of crude oil was 35.8 million tonnes, representing an increase of 0.6% compared with 2002. Sales volume of natural gas was 3.5 billion cubic meters, representing an increase of 6.1% over that in 2002.

         In 2003, the segment's operating expenses were RMB 51.1 billion (US$6.2 billion), or an increase of RMB 8.3 billion (US$1.0 billion), or 19.4%, compared with 2002. The increase was primarily because:

     o In 2003, the segment continued to implement its strategy featuring "expansion of resources", and increased investment in exploration activities in a number of new blocks in western and southern parts of China. As a result, the exploration expenses (including the costs of dry holes) increased by RMB 1.7 billion (US$0.2 billion) compared with 2002.

     o Due to the increase of downhole operation activities and rise of fuel and other costs as a result of the increase in crude oil price, the lifting cost of crude oil and natural gas increased by RMB 1.04 billion (US$0.1 billion) compared with 2002.

     o Other expenses including supply of materials increased by RMB 0.8 billion (US$0.1 billion) compared with 2002.

     o In 2003, as a result of the employee compensation system reform, wages, salaries and welfare expenses increased by approximately RMB
          0.7 billion (US$0.1 billion) compared with 2002.

     o In 2003, depreciation, depletion and amortization were RMB 9.4 billion (US$1.1 billion), representing an increase of RMB 0.4 billion (US$48.3 million) compared with 2002, due to the addition of fixed assets resulted from the segment's capital investments.

     o Provision for impairment losses of assets were RMB 310 million (US$37.5 million), representing an increase of RMB 310 million (US$37.5 million) compared with 2002.

     o Due to the increase of sales revenues the compensation fee for mineral resources increased. In addition, land lease rentals increased due to the increase in leased land area. The sum of these two items increased by RMB 220 million (US$26.6 million) compared with 2002.

     o Disposal of spare parts increased by approximately RMB 100 million (US$12.1 million) compared with 2002.

         In 2003, operating income of the exploration and production segment was approximately RMB 19.2 billion (US$2.3 billion), which was 29.7% higher than in 2002.

         Refining Segment

         Our refining segment consists of our operations related to purchasing crude oil from our exploration and production segment and from third parties, processing of crude oil into refined petroleum products, selling gasoline, diesel and kerosene including jet fuel to our marketing and distribution segment, and selling other refined petroleum products to domestic and overseas customers.

         Year Ended December 31, 2004 compared with Year Ended December 31, 2003

         In 2004, the refining segment's operating revenues were RMB 358.3 billion (US$43.3 billion), representing an increase of 30.9% over 2003. The increase was mainly due to the increase in the sales prices and sales volumes of various major refined petroleum products.

         The table below sets forth sales revenue and the percentage of total operating revenue for the segment by product category for 2003 and 2004, and as well as the percentage changes in sales revenue from 2003 to 2004.


                                                                                              As a Percentage of
                                                                                              Refining Segment's
                                           Years Ended December 31,         Rate of Change   Total Operating Revenue
                                      -----------------------------------       from         ------------------------
                                       2003          2004         2004       2003 to 2004      2003        2004
                                       ----          ----         ----       ------------     ------     -------
                                       (RMB)        (RMB)         (US$)           (%)           (%)        (%)
                                                (in billions)


Refining Segments, operating
   revenues
   Gasoline.......................      55.8         63.8           7.7           14.4           20.4       17.8
   Diesel ........................      99.7        145.3          17.6           45.7           36.5       40.5
   Light chemical feedstock ......      49.9         62.1           7.5           24.5           18.2       17.3
   Other refined petroleum
      products....................      63.8         81.9           9.9           28.3           23.3       22.8
   Other operating revenues              4.5          5.2           0.6           15.6            1.6        1.6
                                       ------      ------        ------          -----         ------     -------
Total.............................     273.7        358.3          43.3           30.9          100.0      100.0
                                      =======      ======        ======          =====         ======     =======


         In 2004, the sales revenues of gasoline realized by the segment was RMB 63.8 billion (US$7.7 billion), accounting for 17.8% (which was 2.6 percentage points lower than that of 2003) of this segment's operating revenues, representing an increase of 14.4% from 2003.

         In 2004, the sales revenues of diesel realized by the segment was RMB
145.3 billion (US$17.6 billion), accounting for 40.5% (which was 4.0 percentage points higher than that of 2003) of this segment's operating revenues, representing an increase of 45.7% from 2003.

         In 2004, the sales revenues of chemical feedstock realized by the segment was RMB 62.1 billion (US$7.5 billion), accounting for 17.3% (which was 0.9 percentage points lower than that in 2003) of this segment's operating revenues, representing an increase of 24.5% from 2003.

         In 2004, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 81.9 billion (US$9.9 billion), accounting for 22.8% (which was 0.5 percentage point lower than that of 2003) of this segment's operating revenues, representing an increase of 28.3% from 2003.

         The table below sets forth sales volume and average realized prices by product for 2003 and 2004, and as well as the percentage changes in sales volume and average realized prices for the periods shown.


                                                                                       Average
                                               Sales volume     Rate of change     realized prices     Rate of change
                                               ------------          from          ---------------          from
                                            2003       2004     2003 to 2004       2003       2004      2003 to 2004
                                            ----       ----     ------------       ----       ----      ------------
                                            (million tonnes)          (%)           (RMB per tonne)          (%)
Gasoline................................     21.25     21.42          0.8          2,624      2,977          13.5
Diesel..................................     41.46     50.27         21.2          2,404      2,890          20.2
Light chemical feedstock ...............     21.91     23.17          5.7          2,277      2,682          17.8
Other refined petroleum products........     29.64     31.71          7.0          2,155      2,583          19.9

         In 2004, the operating expenses of the segment were RMB 352.3 billion (US$42.6 billion), representing an increase of 31.6% from 2003. This increase was largely due to the rise of increase of processing volume and price crude oil.

         In 2004, the average crude oil cost was RMB 2,261 (US$273.2) per tonne, representing an increase of 24.0% from 2003. Refining throughput was
128.8 million tonnes (excluding amounts processed for third parties), representing an increase of 10.4% over 2003. In 2004, the total crude oil costs were RMB 291.3 billion (US$35.2 billion), accounting for 82.7% of the segment's operating expenses, representing an increase of 36.9% over 2003. In addition, the proportion accounted for by the total crude oil costs in the refining segment's operating expenses in 2004 increased by 3.2 percentage points compared with 2003.

         In 2004, with oil prices remaining at a high level, we strived to minimize purchase cost of crude oil and transportation cost and increase the revenue of refined oil products, and expanded the sales market of refined petroleum products other than gasoline, diesel and kerosene. However, the increase of refined oil price was less than that of crude oil.

         In 2004, operating profit of the refining segment was RMB 5.9 billion (US$0.7 billion), similar to that in 2003.

         Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         In 2003, the refining segment's operating revenues were RMB 273.7 billion (US$33.1 billion), or an increase of RMB 60 billion (US$7.2 billion), or 28.3%, over 2002. The increase was mainly due to the increase in the selling prices and sales volumes of various major refined petroleum products.

         The table below sets forth sales revenue and the percentage of total operating revenue for the segment by product category for 2002 and 2003, and as well as the percentage changes in sales revenue from 2002 to 2003. Other refined petroleum products mainly consist of kerosene (including jet fuel), liquid petroleum gas, fuel oil, lubricant and asphalt.


                                                                                               As a Percentage of
                                                                                               Refining Segment's
                                              Years Ended December 31,     Rate of Change     Total Operating Revenue
                                       ---------------------------------        from          -----------------------
                                       2002          2003        2003       2002 to 2003        2002       2003
                                       ----          ----        ----       ------------        ----       ----
                                       (RMB)        (RMB)        (US$)           (%)            (%)        (%)
                                               (in billions)

Refining Segments, operating
   revenues
   Gasoline.......................         44.1          55.8        6.8          26.5           20.7      20.4
   Diesel ........................         79.8          99.7       12.0          24.9           37.4      36.5
   Light chemical feedstock ......         38.9          49.9        6.0          28.3           18.2      18.2
   Other refined petroleum
      products....................         47.4          63.8        7.7          34.6           22.2      23.3
   Other operating revenues.......          3.1           4.5        0.6          45.2            1.5       1.6
                                          -----         -----      -----         -----          -----     -----
Total.............................        213.3         273.7       33.1          28.1          100.0     100.0
                                          =====         =====      =====         =====          =====     =====

         In 2003, the sales revenues of gasoline realized by the segment was RMB 55.8 billion (US$6.8 billion), accounting for 20.4% (which was 0.3% lower than that of 2002) of this segment's operating revenues, representing an increase of 26.5% from 2002.

         In 2003, the sales revenues of diesel realized by the segment was RMB
99.7 billion (US$12.0 billion), accounting for 36.5% (which was 0.9% lower than that of 2002) of this segment's operating revenues, representing an increase of 24.9% from 2002.

         In 2003, the sales revenues of chemical feedstock realized by the segment was RMB 49.9 billion (US$6.0 billion), accounting for 18.2% (which was similar to that in 2002) of this segment's operating revenues, representing an increase of 28.3% from 2002.

         In 2003, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 63.8 billion (US$7.7 billion), accounting for 23.3% (which was 1.1% higher that of 2002) of this segment's operating revenues, representing an increase of 34.6% from 2002. The growth of the sales revenues of these products was faster than that of gasoline and diesel, mainly because the segment actively reinforced its efforts in marketing these refined petroleum products, in response to the changes in the market situation. To seize the opportunities, we further optimized our product-mix, and produced a larger quantity of those refined petroleum products with higher added values.

         The table below sets forth sales volume and average realized prices by product for 2002 and 2003, and as well as the percentage changes in sales volume and average realized prices for the periods shown. Other refined petroleum products mainly consist of kerosene (including jet fuel), liquid petroleum gas, jet fuel, fuel oil, lubricant and asphalt.


                                                                 Rate of change       Average       Rate of change
                                                Sales volume         from         realized prices       from
                                                2002      2003   2002 to 2003      2002      2003   2002 to 2003
                                                ----      ----   ------------      ----      ----   ------------
                                                (million tonnes)      (%)         (RMB per tonne)       (%)

Gasoline................................       19.34     21.25         9.9         2,281     2,624      15.0
Diesel..................................       37.53     41.46        10.5         2,127     2,404      13.0
Light chemical feedstock ...............       20.09     21.91         9.1         1,934     2,277      17.7
Other refined petroleum products........       25.99     29.64        14.0         1,843     2,157      17.0


         In 2003, the operating expenses of the segment were RMB 267.7 billion (US$32.4 billion), representing an increase of 29.1% from 2002. This increase was largely due to the rise of crude oil price, as well as our efforts in increasing the throughput of crude oil.

         In 2003, the average crude oil cost was RMB 1,824 (US$220.4) per tonne, representing an increase of RMB 295 (US$35.6) per tonne, or 19.3%, from 2002. Crude oil throughput was 116.66 million tonnes (excluding amounts processed for third parties), representing and increase of 11.23 million tonnes, or 10.65%, over 2002. In 2003, the total crude oil costs were RMB 212.8 billion (US$25.7 billion), accounting for 79.5% of the segment's operating expenses, representing an increase of RMB 51.6 billion (US$6.2 billion), or 32%, over 2002. In addition, the proportion accounted for by the total crude oil costs in the refining segment's operating expenses in 2003 increased by 1.9% compared with 2002.

         In 2003, operating profit of the refining segment was RMB 6 billion (US$724.9 million), similar to that in 2002.

         Marketing and Distribution Segment

         Our marketing and distribution segment consists of our operations related to purchasing petroleum products from the refining segment and third parties, and wholesale selling of petroleum products to domestic customers, directly selling and distributing petroleum products through the retail network owned by this segment and provision of related services.

         Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         In 2004, the segment's operating revenues of our marketing and distribution segment were RMB 346.4 billion (US$41.9 billion), representing an increase of 43.5% over 2003. The increase was primarily due to the increase in the total sales volume and sales prices of petroleum products and the sustained optimization of marketing structure, which further increased the retail and distribution ratios at gasoline and diesel.

         In 2004, the operating revenues from retail of gasoline and diesel were RMB 299.9 billion (US$36.2 billion), accounting for 86.6% of the operating revenues of this segment. The percentage of retail and the distribution sales in the total sales volume of the segment increased further. The percentage of retail sales of gasoline and diesel in the segment's sales volume increased from 48.9% in 2003 to 54.6% in 2004, up by 5.7 percentage points. The percentage of distribution sales of gasoline and diesel in the segment's sales volume increased from 13.3% in 2003 to 20.3% in 2004, up by 7 percentage points. The percentage of the wholesale sales of gasoline and diesel in the segment's sales volume decreased from 37.8% in 2003 to 25.1% in 2004. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 37.8% in 2003 to 25.1 in 2004, down by 12.7 percentage points.

         The following table shows the sales volumes, average realized prices and respective percentages of change of four product categories in 2003 and 2004, including the break-down information of different sales channels for gasoline and diesel.


                                                                                        Average
                                                                  Rate of Change   Realized Prices    Rate of Change
                                                Sales Volume           from        ----------------       from
                                                2003     2004      2003 to 2004     2003       2004    2003 to 2004
                                                ----     ----      ------------     ----       ----    ------------
                                               (million tonnes)         (%)         (RMB per tonne)          (%)

Gasoline....................................    23.53     27.51        16.9           3,295    3,762        14.2
   Retail sale..............................    14.68     18.42        25.5           3,450    3,911        13.4
   Distribution.............................     1.62      2.89        78.3           3,152    3,536        12.2
   Wholesale................................     7.24      6.20       (14.3)          3,011    3,426        13.8
Diesel .....................................    47.92     61.10        27.5           2,789    3,215        15.3
   Retail sale..............................    20.29     30.00        47.8           2,954    3,351        13.4
   Distribution.............................     7.88     15.12        91.9           2,772    3,211        15.8
   Wholesale................................    19.75     15.98       (19.1)          2,626    2,963        12.8
Kerosene including jet fuel.................     4.57      5.62        23.0           2,350    2,923        24.4
Fuel Oil  ..................................     6.37      9.69        52.0           1,670    1,793         7.4


         In 2004, this segment's operating expenses were RMB 331.7 billion (US$40.1 billion), representing an increase of 44.6% compared with 2003. Among others, purchasing costs of gasoline and diesel were RMB 260.9 billion (US$31.5 billion), constituting 78.7% of the segment's operating expenses. Average purchased prices of gasoline and diesel increased by 12.1% and 18.8%, respectively, compared with 2003, to RMB 3,019 (US$364.8) per tonne and RMB 2,910 (US$351.6) per tonne respectively. The purchasing volume of gasoline and diesel increased by 16.9% and 27.5% from 2003, to 27.51 million tonnes and
61.10 million tonnes respectively.

         In 2004, the segment's operating income was RMB 14.7 billion (US$1.8 billion), or an increase of 23.2% compared with 2003.

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

         In 2003, the percentage of retail sales of gasoline and diesel in the total sales volume of gasoline and diesel increased from 44.8% in 2002 to 48.9% in 2003, up by 3.4 percentage points. The percentage of distribution sales of gasoline and diesel in the total sales volume increased from 9.9% in 2002 to 13.3% in 2003, up by 4.1 percentage points. The percentage of wholesale sales of the total sales volume of gasoline and diesel decreased from 38.1% in 2002 to 30.6% in 2003, down by 7.5 percentage points. The increase in the retail percentage in the total sales volume was due to a number of factors including, among others, our continued efforts to build additional retail sales outlets, to further optimize the locations of our existing petrol stations, to further improve the service quality, and to further increase the throughput per petrol station.

         The percentage of high-grade gasoline in the total sales volume of gasoline further increased, from 27.1% in 2002 to 35.5% in 2003, up by 8.4 percentage points.

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


                                                                                        Average
                                                                  Rate of Change    Realized Prices    Rate of Change
                                                Sales Volume           from         ----------------       from
                                                  2002     2003    2002 to 2003      2002       2003    2002 to 2003
                                                  ----     ----    ------------      ----       ----    ------------
                                                (million tonnes)         (%)         (RMB per tonne)          (%)


Gasoline....................................     21.36    23.53        10.2           2,857    3,295         15.3
   Retail sale..............................     12.34    14.68        19.0           3,062    3,450         12.7
   Direct sale to customers.................      0.72     0.79         9.7           2,313    2,682         16.0
   Distribution.............................      1.04     1.62        55.8           2,693    3,152         17.0
   Wholesale................................      7.26     6.44       (11.3)          2,585    3,051         18.0
Diesel .....................................     44.50    47.92         7.7           2,405    2,789         16.0
   Retail sale..............................     17.16    20.29        18.2           2,562    2,954         15.3
   Direct sale to customers.................      4.01     4.34         8.2           2,219    2,511         13.1
   Distribution.............................      5.48     7.88        43.8           2,398    2,772         15.6
   Wholesale................................     17.85    15.41       (13.7)          2,297    2,626         14.3
Kerosene including jet fuel.................      4.34     4.57         5.3           2,112    2,350         11.3
Fuel Oil  ..................................      2.11     6.37       201.9           1,427    1,670         17.0


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

         Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         In 2004, the chemicals segment's operating revenue were RMB 144.7 billion (US$17.5 billion), representing an increase of 39.3% compared with 2003. This increase was mainly due to an increase in sales volumes and sales prices of major chemical products.

         The sales revenues of the six major product categories of this segment, namely, basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber, synthetic fiber monomer and polymer, and chemical fertilizer, were approximately RMB 124.7 billion (US$15.1 billion), accounting for 86.2% of the segment's operating revenues, representing an increase of 33.7% compared with 2003.

         The following table sets forth the sales volume, average realized prices and respective percentages changes of these six major categories of chemical products of the segment in 2003 and 2004.


                                                                                  Average
                                         Sales Volumes      Rate of Change    Realized Prices    Rate of Change
                                         2003      2004    from 2003 to 2004   2003     2004    from 2003 to 2004
                                         ----      ----    -----------------   ----     ----    -----------------
                                        (million tonnes)          (%)          (RMB per tonne)         (%)


Basic organic chemicals...............   7.21      7.38           2.4         3,377      4,292         27.1
Synthetic resins......................   5.10      5.40           6.0         6,017      7,986         32.7
Synthetic rubber......................   0.55      0.56           1.4         8,513     10,247         20.4
Synthetic fiber.......................   1.72      1.74           1.2         9,300     10,818         16.3
Synthetic fiber monomers
   and polymers.......................   2.62      2.70           3.1         5,791      8,022         38.5
Chemical fertilizer...................   2.03      2.66          30.7         1,165      1,355         16.3


         In 2004, the chemicals segment's operating expenses were RMB 126.0 billion (US$15.3 billion), representing an increase of 25.6% compared with that of 2003. This change was primarily caused by the price increase of various raw materials, the increased consumption of various raw materials and auxiliary materials with the increase in the production of this segment, as well as the increased variable expenses and fixed costs. More specifically, the increase was due to the following reasons:

     o Affected by the increase in the consumption of raw materials and auxiliary materials and the increase in their unit prices, the purchasing costs for raw materials, operating supplies and other related expenses increased by approximately RMB 21.9 billion (US$2.6 billion) compared with 2003.

     o Materials sales and other business expenses were up by RMB 1.8 billion (US$0.2 billion) compared with 2003.

     o Provision for impairment losses on low efficient facilities for fertilizer and caprolactam was RMB 2.0 billion (US$0.2 billion), representing an increase of RMB 1.6 billion (US$0.19 billion).

         In 2004, the segment's operating income was RMB 18.7 billion (US$2.2 billion), representing an increase of approximately RMB 15.2 billion (US$1.8 billion) from 2003. The percentage of operating profit of the chemicals segment in our total operating profit increased from 9% in 2003 to 29.6% in 2004, representing an increase of 20.6 percentage pints.

         Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         In 2003, the chemicals segment's operating revenue were RMB 103.8 billion (US$12.5 billion), representing an increase of 23.0% compared with 2002. This increase was mainly due to significant increases in sales volumes and sales prices of all major categories of chemical products except chemical fertilizers, as a result of the strong domestic demand for chemical products. The strong domestic demand corresponded to the gradual recovery of the global chemical market. In order to increase production volume for our chemical products, we revamped certain of our ethylene and other downstream facilities, which increased our production capacity of certain chemical products.

         The sales revenues of the six major product categories of this segment, namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber, synthetic fiber monomer and polymer, and chemical fertilizer, were approximately RMB 93.3 billion (US$11.3 billion), accounting for 89.9% of the segment's operating revenues, representing an increase of 25.4% compared with 2002.

         The following table sets forth the sales volume, average realized prices and respective percentages changes of these six major categories of chemical products of the segment in 2002 and 2003.


                                           Sales Volumes                           Average
                                          --------------     Rate of Change    Realized Prices   Rate of Change
                                           2002     2003   from 2002 to 2003   2002     2003    from 2002 to 2003
                                           ----     ----   -----------------   ----     ----    -----------------
                                         (million tonnes)         (%)          (RMB per tonne)          (%)


Basic organic chemicals...............     7.99     7.21           (9.8)      2,768     3,377           2.2
Synthetic resins......................     4.38     5.10           16.4       5,163     6,017          16.5


Synthetic rubber......................     0.51     0.55            7.8       6,468     8,513          31.6
Synthetic fiber.......................     1.3      1.72           24.6       9,022     9,300           3.1
Synthetic fiber monomers
  and polymers........................     2.04     2.62           28.4       5,338     5,791           8.5
Chemical fertilizer...................     2.72     2.03          (25.4)      1,084     1,165           7.5


         In 2003, the chemicals segment's operating expenses were RMB 100.3 billion (US$12.1 billion), representing an increase of RMB 17.0 billion (US$2.1 billion), or 20.4%, from 2002. Partly because the segment expanded and upgraded certain ethylene and other downstream facilities, production significantly increased. As a result, expenses on various feedstock and auxiliary materials, other variable expenses and fixed costs all increased. Among others:

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

         In 2003, the segment's operating income was RMB 3.5 billion (US$0.4 billion), representing an increase of approximately RMB 2.4 billion (US$0.3 billion) from 2002. The increase was largely because the segment has completed expansion and upgrading of certain of its facilities, which resulted in the increase of production and sales volumes of major products. In addition, sales prices of a number of major products also contributed to the increased operating income.

         Corporate and others

         Our corporate and others segment mainly involves trading activities of our import and export subsidiaries, our research and development activities as well as managerial activities at our corporate headquarters.

         Year Ended December 31, 2004 compared with Year Ended December 31, 2003

         In 2004, the operating revenues of corporate and others segment were approximately RMB 82.2 billion (US$9.9 billion), representing an increase of 26.1% from 2003. Such operating revenues mainly consisted of the consolidated operating revenues of China Petrochemical International Co., Ltd. and its subsidiaries. The increase was largely because we increased our import and export trading volume and other business transactions to capture the opportunities presented by the high prices of crude oil and petroleum products.

         In 2004, the operating expenses of corporate and others were approximately RMB 84.1 billion (US$10.1 billion), representing an increase of 25.5% from 2003. The increase was largely because the purchasing costs of China Petrochemical International Co., Ltd. and its subsidiaries increased concurrently with its increased operating revenues.

         In 2004, the operating losses of the corporate and others segment were approximately RMB 1.9 billion (US$0.2 billion), representing an increase of RMB
0.1 billion (US$0.01 million) over 2003.

         Year Ended December 31, 2003 compared with Year Ended December 31, 2002

         In 2003, the operating revenues of corporate and others were approximately RMB 65.2 billion (US$7.9 billion), representing an increase of 40.5% from 2002. Such operating revenues mainly consisted of the consolidated operating revenues of China Petrochemical International Co., Ltd. and its subsidiaries. The increase was largely because we increased our import and export trading volume and other business transactions to capture the opportunities presented by the high prices of crude oil and petroleum products.

         In 2003, the operating expenses of corporate and others were approximately RMB 67.0 billion (US$8.1 billion), representing an increase of 41.4% from 2002. The increase was largely because the purchasing costs of China Petrochemical International Co., Ltd. and its subsidiaries increased concurrently with its increased revenue.

         In 2003, the operating losses of the corporate and others segment were approximately RMB 1.8 billion (US$0.2 billion), representing an increase of RMB
0.8 billion (US$0.1 billion) over 2002. The increase was primarily due to the incurrence of RMB 1.6 billion (US$193.3 million) in research development expenses by our headquarters and research institutes in 2003, representing an increase of approximately RMB 0.5 billion (US$60.4 million) compared with 2002. In addition, expenses of RMB 0.12 billion (US$14.5 million) related to the stock appreciation rights were recorded in 2003 under "corporate and others".

         D.   LIQUIDITY AND CAPITAL RESOURCES

         Our primary sources of funding have been cash provided by operating activities and short-term and long-term borrowings and our primary uses of funds have been for working capital, capital expenditures and repayment of short-term and long-term borrowings.

         As of December 31, 2004, our short-term debts (including short-term loans from Sinopec Group Company and its affiliates) were RMB 41.0 billion (US$5.0 billion) and accounted for 29.6% of our total short-term and long-term debts (which long-term debts include interest free subordinated loan from Sinopec Group Company in the amount of RMB 97.6 billion due in 2020).

         In March 2004, we issued 10-year domestic corporate bonds of RMB 3.5 billion (US$0.4 billion) at an interest rate of 4.61% per year. The issuance of bonds can broaden our financing channel and reduce the average cost of funds. The proceeds raised are used to fund our capital expenditures.

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


                                                                             For the Years Ended
                                                                                December 31,
                                                                             --------------------
                                                                          2002    2003    2004      2004
                                                                          ----    ----    ----      ----
                                                                           RMB     RMB    RMB        US$
                                                                                  (in billions)


Net cash from operating activities:
   Net cash provided by operations(1)..............................      58.3     72.6     104.0      12.5
   Changes in working capital and other
     assets and liabilities(2).....................................      10.8      3.6     (13.3)     (1.6)
   Net interest and tax paid(3)....................................     (12.4)   (14.1)    (21.6)     (2.6)
                                                                       --------  ------   -------    -------
          Total....................................................      56.7     62.1      69.1       8.3
                                                                       --------  ------   -------    -------
Cash flows from investing activities:
   Capital expenditure including capital expenditure of jointly
      controlled entities.........................................      (42.6)   (48.5)    (73.6)     (8.8)
   Purchase of investments net of proceeds from disposal of
     investments...................................................      (1.8)    (1.4)     (1.0)     (0.1)
   Increase in time deposits less maturity of time deposits........       0.8     (1.2)      0.3       0.0
   Proceeds from disposal of property, plant and equipment.........       0.5      0.4       0.3       0.0
                                                                       --------  ------   -------    -------
          Total....................................................     (43.1)   (50.7)    (74.0)     (8.9)
                                                                       --------  ------   -------    -------


Cash flows from financing activities:
   Proceeds from bank and other loans including those of jointly
     controlled entities, net of repayments........................      (7.7)    (6.8)     13.7       1.6
   Proceeds from issuance of corporate bonds, net of issuing
     expenses                                                               -        -       3.5       0.4
   Contribution from minority interest, net of distributions to
     minority interests............................................      (0.2)     0.2       0.2       0.0
   Dividend paid...................................................      (8.7)    (7.8)     (8.7)     (1.0)
   Cash and cash equivalents distributed to Sinopec Group
     Company.......................................................         -        -      (3.7)     (0.4)
                                                                       --------  ------   -------    -------
          Total....................................................     (16.6)   (14.4)      5.0       0.6
                                                                       --------  ------   -------    -------
Net increase/(decrease) in cash and cash equivalents...............      (3.0)    (3.0)      0.1       0.0
                                                                       ========  ======   =======    =======
Cash and cash equivalents at end of year...........................      19.3     16.3      16.4       2.0

--------------------

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


         Net Cash from Operating Activities

         Net cash provided by operations, which represents income/(loss) before income tax and minority interests as adjusted for depreciation, depletion and amortization, dry hole cost, income from associates, investment income, interest income, interest expense, gain from issuance of shares by a subsidiary, unrealized foreign exchange (gains)/losses, loss on disposal of property, plant and equipment, and impairment losses on long-lived assets, increased from RMB 72.6 billion in 2003 to RMB 104.0 billion (US$12.5 billion) in 2004. The increase was primarily due to the increased income before income tax and minority interests reflecting our better operating results in 2004. Net change in working capital and other assets and liabilities, which represents decreases/(increases) in current assets, increases/(decreases) in current liabilities and increases in other assets, net of other liabilities, was an outflow of RMB 13.3 billion (US$1.6 billion) in 2004, which decreased from an inflow of RMB 3.6 billion in 2003 due to the increase in working capital requirement driven by the expansion of our production and operation, and the increase in purchasing costs. We believe our working capital is sufficient to meet our present working capital requirement. Net cash provided by operations, working capital and other assets was partially offset by the net interest and tax paid of RMB 21.6 billion (US$2.6 billion). Net interest and tax paid in 2004 consisted primarily of RMB 5.5 billion (US$0.7 billion) of interest payments and RMB 16.9 billion (US$2.0 billion) of income tax paid.

         Cash Flows from Investing Activities

         Our cash outflows for capital expenditure projects amounted to RMB
42.6 billion, RMB 44.4 billion and RMB 67.6 billion (US$8.1 billion) in 2002, 2003 and 2004, respectively. In addition, we had RMB 4.1 billion and RMB 6.0 billion (US$0.7 billion) in 2003 and 2004, respectively, of capital expenditure in our jointly controlled entities.

         We made investments of RMB 2.2 billion, RMB 1.5 billion and RMB 1.2 billion (US$0.1 billion) in 2002, 2003 and 2004, respectively, in a variety of investments and associates. We also realized RMB 0.9 billion, RMB 0.5 billion and RMB 0.5 billion (US$0.1 billion) in 2002, 2003 and 2004, respectively, from the disposal of investments and property, plant and equipment.

         Cash flow from investing activities in 2004 also included a cash inflow of RMB 0.3 billion (US$35 million) in increase in time deposits less maturity of time deposits.

         Cash Flows from Financing Activities

         Net cash from financing activities was RMB 5.0 billion (US$0.6 billion) in 2004, primarily because our proceeds from bank and other loans exceeded repayment of bank and other loans (including loans of jointly controlled entities) by RMB 13.7 billion (US$1.6 billion). The net cash inflow was further increased by the net proceeds from the issuance of corporate bonds of RMB 3.5 billion (US$0.4 billion) in 2004. On the other hand, the cash inflow was partially offset by the dividend paid in 2004 of RMB 8.7 billion (US$1.0 billion).

         Cash and cash equivalents as of December 31, 2004 were RMB 16.4 billion (US$2.0 billion) as compared to RMB 16.3 billion as of December 31, 2003.

         Contractual Obligations and Commercial Commitments

         The following table sets forth our obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2004.


                                                                    As of December 31, 2004
                                                     ------------------------------------------------------
                                                                     Payment due by period
                                                     ------------------------------------------------------
                                                           less than                              After 5
                                                Total       1 year       1-3 years    4-5 years    years
                                                -----       ------       ---------    ---------    -----
                                                                          (RMB millions)

Contractual obligations(1)
Short-term debts.........................      26,723       26,723            -            -             -
Long-term debts..........................     111,885       14,298       37,119       14,808        45,660
                                              -------       ------       ------       ------        ------
Total contractual obligations............     138,608       41,021       37,119       14,808        45,660
                                              =======       ======       ======       ======        ======

Other commercial commitments(2)
Operating lease commitment...............     114,070        3,452        6,621        6,470        97,527
Capital commitment.......................      46,158       28,719       17,439            -             -
Exploration and production licenses......         705           90          195          141           279
Guarantees((3))..........................       4,828        4,828            -            -             -
                                              -------       ------       ------       ------        ------
Total commercial commitments.............     165,761       37,089       24,255        6,611        97,806
                                              =======       ======       ======       ======        ======

------------------
(1)  Contractual obligations represent on-balance sheet contractual liability as of the balance sheet date.
(2)  Other commercial commitments represent off-balance sheet contingent liabilities, and other potential cash outflows (as of the balance sheet date) which may result from contingent events.
(3)  Guarantee is not limited by time, therefore specific payment due period is not applicable. As of
     December 31, 2004, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2004, the maximum amount of potential future payments under the guarantees was RMB 4,828 million. We monitor the conditions that are subject to the guarantees to identify whether a loss is probable, and will recognize any such loss under guarantees when those losses are estimable. As of December
     31, 2004, it was not probable that we would be required to make payments under these guarantees. See
     Note 27 to the consolidated financial statements for further information of the guarantees.


Historical and Planned Capital Expenditure

         The following table sets forth our capital expenditure by segment for each of the years ended December 31, 2002, 2003 and 2004 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.


                                        2002               2003                2004                 Total
                                   ----------------   -----------------    ----------------    ----------------
                                   RMB     Percent      RMB     Percent     RMB     Percent     RMB     Percent
                                                    (in billions, except percentage data)
Exploration and production .       20.2       48%       20.6        45%     21.2        33%     62.0       41%
Refining.....................       6.7       16         9.8        22      14.3        22      30.8       20
Marketing and distribution...       7.0       17         6.8        15      16.7        26      30.5       20
Chemicals....................       7.8       18         7.7        17      11.0        17      26.5       17
Corporate....................       0.8        1         0.5         1       1.6         2       2.9        2
                                  ------     -----     ------     -----    ------     -----    ------    ------
     Total...................      42.5      100%       45.4       100%     64.8       100%    152.7      100%
                                  ======     =====     ======     =====    ======     =====    ======    ======


         In 2004, according to the prevailing market conditions and our continued focus on our development strategies and core business, we adjusted and improved our investment structure, strictly followed investment decision making procedures and management methods and strengthened management of key construction projects. As a result of the above efforts, projects construction was accelerated. In 2004, our capital expenditure was RMB 64.8 billion (US$7.8 billion). Among which, the capital expenditure for our exploration and production segment was RMB 21.2 billion (US$2.6 billion). We enhanced oil reserves as well as production of crude oil and natural gas, and further improved our profile of the possible, probable and proved reserves. As a result, remarkable achievements were made in the exploration and development projects in the matured fields in eastern China, newly developed fields in western China and marine phase blocks in southern China. In addition, our proved reserves of crude oil increased by 284 million barrels, and natural gas increased by 352 billion cubic feet. The capital expenditure for our refining segment was RMB 14.3 billion (US$1.7 billion). The newly added primary refining capacity was 8.3 million tonnes/year, the newly added hydro-refining capacity was 4 million tonnes/year, and the newly added delayed coking capacity was 3.9 million tonnes/year. The upgrading projects for improving oil product quality were progressing smoothly and the Ningbo-Shanghai-Nanjing crude oil pipeline was completed and put into operation. The capital expenditure for our marketing and distribution segment was RMB 16.7 billion (US$2.0 billion), which was mainly used to construct pipelines of refined oil products, and to further optimize the marketing networks by acquiring and building new gas stations, and upgrading existing gas stations. As a result, in 2004, the number of COCO petrol stations was up by 2,075, securing our leading position in its principal market and raising brand awareness and customer loyalty. The capital expenditure for our chemicals segment was RMB 11.0 billion (US$1.3 billion). With the investment, our ethylene capacity was increased by 270,000 tonnes/year, synthetic resin capacity increased by 700,000 tonnes/year, and capacity of monomers and polymers for synthetic fibres increased by 360,000 tonnes/year. The coal gasification projects for chemical fertilizer facilities progressed smoothly. The capital expenditure for corporate and others was RMB 1.6 billion (US$0.2 billion), which was principally used in the construction of information technology system.

         In addition, we incurred RMB 6.5 billion (US$0.8 billion) in capital expenditure in 2004 on our jointly controlled entities including our ethylene joint venture with BP in Shanghai.

         In 2005, we plan to spend RMB 62.0 billion (US$7.5 billion) in capital expenditure. Of our planned capital expenditure, RMB 22.9 billion (US$2.8 billion) is planned for our exploration and production segment, RMB
16.1 billion (US$1.9 billion) for our refining segment, RMB 10.4 billion (US$1.3 billion) for our chemicals segment, RMB 11.0 billion (US$1.3 billion) for our marketing and distribution segment and RMB 1.6 billion (US$0.2 billion) for construction of ERP system and other purposes.

         In 2005, capital expenditure will be engaged in the following areas:
In exploration and production segment, we will carry out the operation notion of oil reserves and strive to expand qualified resources, improve the profile of oil and gas reserves and increase production of oil and gas. In refining segment, we intend to complete the second-phase of Ningbo-Shanghai-Nanjing crude oil pipeline, construct the crude oil pipeline along the Yangtze River, and speed up the revamping of selected refining projects. In chemicals segment, we will focus on the revamping and construction of large-scale ethylene, aromatics and PTA facilities and accelerate the coal gasification projects. In marketing and distribution segment, we will improve the marketing networks continually, build, acquire and upgrade petrol stations, optimize layout of depots, promote pipeline transportation, improve operating efficiency, and put the southwest refined oil product pipeline into operation in the first half of 2005. Moreover, we will speed up the application of petrol IC cards to increase marketing level based on information technologies.

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

Consumer Price Index

         According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 3.9% in 2004, compared with 1.2% in 2003 and -0.8% in 2002. Inflation in the PRC has not had a significant impact on our results of operations in recent years.

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

See Note 34 to the consolidated financial statements for further information.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.   DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

         The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in April 2006.

  Name                           Age  Positions with Sinopec Corp.
  ----                           ---  ----------------------------

Chen Tonghai                     56   Chairman of the Board of Directors
Wang Jiming                      62   Vice Chairman
Mou Shuling                      60   Director
Zhang Jiaren                     60   Director; Senior Vice President and Chief
                                      Financial Officer
Cao Xianghong                    59   Director; Senior Vice President
Liu Genyuan                      59   Director
Liu Kegu                         57   Director until April 29, 2004
Gao Jian                         55   Director since April 30, 2004
Fan Yifei                        41   Director
Chen Qingtai                     67   Independent Non-executive Director
Ho Tsu Kwok Charles              55   Independent Non-executive Director
Shi Wanpeng                      67   Independent Non-executive Director
Zhang Youcai                     63   Independent Non-executive Director
Cao Yaofeng                      51   Employee Representative Director

         Chen Tonghai, 56, is Chairman of the Board of Directors of Sinopec Corp. Mr. Chen is also President of China Petrochemical Corporation. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specializing in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From March 1983 to December 1986, Mr. Chen was Deputy Head and then Head of Zhenhai Petroleum and Petrochemical Plant under the former China Petrochemical Corporation. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of the Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of China Petrochemical Corporation from April 1998 to March 2003. Mr. Chen has been President of China Petrochemical Corporation since March 2003. Mr. Chen served as Director and Vice Chairman of the first session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen was elected as Director and Chairman of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Wang Jiming, 62, is Vice Chairman of the board of directors of Sinopec Corp. Mr. Wang graduated from China Eastern Petrochemical Institute in 1964 specializing in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in petroleum and petrochemical industry. From November 1984 to June 1993, Mr. Wang served as a Vice President, Acting President and President of Shanghai Petrochemical General Plant under former China Petrochemical Corporation. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 to February 1994 and served as a Vice President of the former China Petrochemical Corporation (before the reorganization) and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Wang has also served as Chairman of Shanghai SECCO Petrochemical Company Limited from December 2001 to July 2003. Mr. Wang served as Director of the first session of the Board of Directors and President of Sinopec Corp. from February 2000 to March 2005. In April 2003, Mr. Wang was elected as Director and Vice Chairman of the second session of the Board of Directors of Sinopec Corp.

         Mou Shuling, 60, is a director of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in 1968 specializing in petroleum exploration engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1992 to April 1997, Mr. Mou served as a Deputy Director and Director of Petroleum Exploration Bureau of Jiangsu Province. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou served as Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Mou served as Director of Sinopec Corp since February 2002 and was a Vice President of Sinopec Corp. from February 2000 to April 2003 and a Senior Vice President of Sinopec Corp. from April 2003 to March 2005. In April 2003, Mr. Mou was elected as Director of the second session of the Board of Directors of Sinopec Corp.

         Zhang Jiaren, 60, is a director, Senior Vice President and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in 1966 specializing in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as a Vice President and President of Zhenhai Petroleum and Petrochemical Plant, a subsidiary of Old Sinopec. From July 1994 to April 1998, Mr. Zhang served as Chairman and President of Zhenhai Refining and Petrochemical Company. Mr. Zhang served as a Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Zhang served as Director of the first session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. Mr. Zhang has been Chief Financial Officer of Sinopec Corp. since March 2000. In April 2003, Mr. Zhang was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President and Chief Financial Officer of Sinopec Corp.

         Cao Xianghong, 59, is a director and Senior Vice President of Sinopec Corp. Mr. Cao graduated from Nanjing Petrochemical Institute in 1967 specializing in high polymer chemistry. Mr. Cao is a professor level senior engineer and an Academician of China Academy of Engineering. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as a Vice President and Chief Engineer of Beijing Yanshan Petrochemical Company, a subsidiary of the former China Petrochemical Corporation (before the reorganization). From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yanshan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao has been a Director of Sinopec Corp. since February 2000 and was a Vice President of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Director of the second session of the Board of Directors of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

         Liu Genyuan, 59, is a director of Sinopec Corp. Mr. Liu is Managing Vice President of Sinopec Group Company. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specializing in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petroleum and petrochemical industry. From May 1995 to July 2001, he served as President of Shanghai Gaoqiao Petrochemical Company. Mr. Liu has been Managing Vice President of Sinopec Group Company since July 2001. Mr. Liu was elected as Director of the second session of the Board of Directors of Sinopec Corp. in June 2003.

         Liu Kegu, 57, is a director of Sinopec Corp. Mr. Liu is Vice President of China Development Bank. Mr. Liu graduated from the Renmin University of China in February 1982 specializing in politics and economics. He then obtained a doctorate degree from Northeast Finance University in July 2000 specializing in finance. Mr. Liu was engaged in economic management over a long period of time, and has accumulated extensive experience in macro-economic management. From September 1986 to March 1990, he was Vice President of

Beijing Public Transportation Company. From March 1990 to October 1996, he served as Vice Chairman of Financial Structure and Tax System Reform Bureau, and then as Chairman of Taxation Administration Bureau, of State Ministry of Finance. From October 1996 to May 1999, he was the assistant to Governor of Liaoning Province. From May 1999 to September 2002, he served as Vice Governor of Liaoning Province. Mr. Liu has been Vice President of China Development Bank since September 2002. Mr. Liu was elected as Director of the second session of the Board of Directors of Sinopec Corp. in June, 2003.

         Gao Jian, 55, is a director of Sinopec Corp. He is Deputy Governor of the State Development Bank. In September 1982, Mr. Gao graduated from the Beijing Institute of Political Science and Law as a postgraduate specializing in politics and economics. In July 1992, he graduated from the Finance and Science Research Institute of the Ministry of Finance of the State with a Ph.D degree specializing in finance. From November 1997 to June 1998, he conducted postdoctoral researches at the Faculty of Economics at Harvard University, USA and is a Senior Economist. Mr. Gao has been engaged in researches in economic theories and financial management for a long period of time and has extensive experience in economics and financial management. From January 1989 to April 1994, he had been the Deputy Head of the Department of Treaty and Law of the Ministry of Finance and the Deputy Head of the State Liabilities Management Department. From April 1994 to October 1998, he was the Head of the State Liabilities Department and the Head of the Department of Treaty and Law of the Ministry of Finance. From October 1998 to April 2001, he was the Chief Economist, the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. From April 2001 to July 2003, he was the Assistant to the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the State Development Bank. Since July 2003, he is the Deputy Governor of the State Development Bank. Mr. Gao has been our director since April 30, 2004.

         Fan Yifei, 41, is a director of Sinopec Corp. Mr. Fan is Assistant Governor of China Construction Bank. Mr. Fan graduated from Changzhou Financial and Economic School in July 1982 specializing in infrastructure finance and credit. He obtained a master's degree in finance from the Financial Science Research Institute of the Ministry of Finance in September 1990. In July 1993, he obtained a doctoral degree in finance from the Renmin University of China. He is a senior accountant. He has long engaged in financial management work, and has relatively extensive experience in financial management. From February 1994 to September 1994, he was the Assistant General Manager and Manager of the Finance Department of the Trust Investment Company of China Construction Bank. From September 1994 to July 1996, he served as a Deputy Director of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. He has been the Assistant Governor of China Construction Bank since February 2000. Mr. Fan was elected as Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

         Chen Qingtai, 67, is an independent non-executive director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in 1964 specializing in power and dynamics engineering. Mr. Chen is a researcher and a economist in China. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works. From July 1992 to April 1993, Mr. Chen served as a Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. From March 1998 to November 2004, Mr. Chen served as Vice Minister of the Development Research Center at the State Council ("DRC"). Since July 2000, he has been Director of the Public Management College under Tsinghua University. Mr. Chen has been Vice Minister of State Council Development and Research Center and a member of the National Committee of the tenth session of Chinese People's Political Consultative Conference since March, 2003. From November 2004, Mr. Chen has been the senior research fellow at the DRC. Mr. Chen served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Chen was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp.

         Ho Tsu Kwok Charles, 55, is an independent non-executive director of Sinopec Corp. Mr. Ho is President and a director of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. Mr. Ho is also Chairman and a director of Global China Investments Limited, a joint-venture with a Canadian provincial government pension fund and the Ontario Municipal Employees Retirement System, and he is responsible for devising investment and management strategies of Global China Investments Limited. Mr. Ho is the Chairman of Global China Investments Holdings Limited and a Non-executive director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Chinese People's Political Consultative Conference and a economic consultative advisor to the Shandong Provincial Government. He is a Trustee of the University of

International Business and Economics of China and an Honorary Trustee of Peking University. Mr. Ho served as Independent Non-executive Director of the first session of the Board of Directors of Sinopec Corp. from June 2000 to April 2003. In April 2003, Mr. Ho was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp.

         Shi Wanpeng, 67, is an independent non-executive director of Sinopec Corp. Mr. Shi is a member of the Ninth Session of the National Committee of the Chinese People's Political Consultative Conference. Mr. Shi graduated from Northern Jiaotong University in August 1960 specializing in railway transportation administration. He is a professor level senior engineer. He has long engaged in economic management work, and has extensive experience in macro-economic control. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as a Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. He has been a member of the National Committee of the tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

         Zhang Youcai, 63, is an independent non-executive director of Sinopec Corp. Mr. Zhang is Chairman of The Chinese Institute of Chief Accountants. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specializing in inorganic chemistry. He is a professor. He has long engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-president, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor, respectively, of Nantong City. He was a Vice Minister and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002. He has also been the member of the standing committee of the tenth session of the National People's Congress and Deputy Director of its Financial and Economic Committee since March 2003. Mr. Zhang was elected as Independent Non-executive Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

         Cao Yaofeng, 51, is a director of Sinopec Corp. Mr. Cao is Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited. Mr. Cao graduated from the General Section of East China Petroleum Institute in September 1977 specializing in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to December 2001, he was a Deputy Director of Shengli Petroleum Administration Bureau under China Petrochemical Group Company. He acted concurrently as a Vice-chairman of the board of directors of Sinopec Shengli Oilfield Company Limited in May 2000 to December 2001. From December 2001 to December 2002, he was a director and the General Manager of Sinopec Shengli Oilfield Company Limited. He has also been the Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited since December 2002. From October 2004, he has been the assistant to the President of China Petrochemical Corporation. Mr. Cao was elected as Employee Representative Director of the second session of the Board of Directors of Sinopec Corp. in April 2003.

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

  Name                               Age    Position with the Company
  ----                               ---    -------------------------

Wang Zuoran                          54   Chairman of the Board of Supervisors
Zhang Chongqing                      60   Supervisor
Wang Peijun                          59   Supervisor
Wang Xianwen                         60   Supervisor
Zhang Baojian                        60   Supervisor
Kang Xianzhang                       56   Supervisor
Cui Jianmin                          72   Independent Supervisor
Li Yonggui                           64   Independent Supervisor
Su Wensheng                          48   Employee Representative Supervisor
Cui Guoqi                            51   Employee Representative Supervisor
Zhang Xianglin                       58   Employee Representative Supervisor
Zhang Haichao                        47   Employee Representative Supervisor

         Wang Zuoran, 54, is Chairman of the board of supervisors of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in 1994 specializing in economic administration. Mr. Wang is a professor level senior economist and he has extensive experience in the management of petroleum industry. From July 1994 to February 2000, Mr. Wang served as a Deputy Director and chief officer of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to President of China Petrochemical Corporation. Mr. Wang has been Director of Disciplinary Supervision Committee of China Petrochemical Corporation since July 2001. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor and Chairman of the second session of the Supervisory Committee of Sinopec Corp.

         Zhang Chongqing, 60, is a supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in 1967 specializing in polymer chemistry. He is a professor level senior economist. From April 1991 to February 1993, Mr. Zhang served as a Deputy President of Planning Institute of Old Sinopec. From February 1993 to December 1998, Mr. Zhang served as a Deputy Director and Director of General Administrative Office of Old Sinopec. Mr. Zhang has been Director of General Administrative Office of Sinopec Group Company since December 1998. Mr. Zhang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Zhang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

         Wang Peijun, 59, is a supervisor of Sinopec Corp. Mr. Wang graduated from Northeastern Petroleum Institute in 1970 specializing in oil and gas field engineering. He is a professor level senior economist. From June 1989 to August 1991, Mr. Wang was Head of Qilu Petroleum and Petrochemical Company of Old Sinopec. From August 1990 to December 1998, he served as a Deputy Director and Director of the Human Resource Department of Old Sinopec. Since December 1998, Mr. Wang has been Director of the Human Resource Department of Sinopec Group Company. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

         Wang Xianwen, 60, is a supervisor of Sinopec Corp. Mr. Wang graduated from Jilin University in 1968 specializing in chemistry. He is a professor level senior economist. From April 1984 to March 1990, Mr. Wang served as a Deputy Manager of Jinzhou Petrochemical Company of Old Sinopec. From March 1990 to December 1998, Mr. Wang served as Deputy Director and Director of Old Sinopec's Auditing Bureau of the former China Petrochemical Corporation. Mr. Wang has been Head of Sinopec Group Company's Auditing Bureau since December 1998. Mr. Wang has been Director of Sinopec Corp.'s Auditing Bureau since February 2000. Mr. Wang served as Supervisor of the first session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp.

         Zhang Baojian, 60, is a supervisor of Sinopec Corp. Mr. Zhang is Director of the Finance and Planning Department of China Petrochemical Group Company and Vice-chairman of the Board of Directors of Sinopec Finance Company Limited. Mr. Zhang graduated from Shandong Financial and Economic College in July 1968 specializing in accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and a Deputy Director of the Finance Department of the former China Petrochemical Corporation. He acted concurrently as the Vice-chairman of Sinopec Finance Company Limited from May 1993 to October 1995. From October 1995 to February 2000, he served as the Director of the Finance Department of the former China Petrochemical Corporation (before the reorganization), and concurrently served as Chairman of Sinopec Finance Company Limited. Mr. Zhang has been Director of the Finance & Planning Department of China Petrochemical Group Company as well as Vice-chairman of the board of directors of Sinopec Finance Company Limited. He has been Vice Chairman of the Board of Directors of Sinopec Finance Company Limited since October 2004. Mr. Zhang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Kang Xianzhang, 56, is a supervisor of Sinopec Corp. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specializing in ideology politics. He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specializing in party and political affairs management. He is a senior political worker. From June 1995 to April 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From April 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of China Petrochemical Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of China Petrochemical Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang was elected as Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Cui Jianmin, 72, is an independent supervisor of Sinopec Corp. Mr. Cui graduated from the People's University of China in 1962 specializing in planning. Mr. Cui is a senior auditor and has extensive management experience in audit and finance fields. From June 1983 to April 1985, Mr. Cui served as Director of Industry and Transportation Bureau of State Audit Office. From January 1985 to April 1995, Mr. Cui has served as a Deputy Auditor-General and Managing Deputy Auditor-General of State Audit Office. From December 1995 to November 2004, Mr. Cui served as Chairman of the Chinese Certified Public Accountants Association. Mr. Cui served as Independent Supervisor in the first session of Supervisory Committee of Sinopec Corp. from April 2000 to April 2003 and was elected as Independent Supervisor of the second session of Supervisory Committee of Sinopec Corp. in April 2003.

         Li Yonggui, 64, is an independent supervisor of Sinopec Corp. Mr. Li is Chairman of the China Taxation Consulting Association. Mr. Li graduated from Shandong Financial and Economic College in July 1965 specializing in finance. He is a senior economist and a certified public accountant. He has long engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was the Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as the Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as the Deputy Director of the State Administration of Taxation. He was the Chief Economist of the State Administration of Taxation of China From February 1995 to September 2001. Mr. Li has been the Chairman of the China Taxation Consulting Association since May 2000. Mr. Li was elected as Independent Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Su Wensheng, 48, is an employee representative supervisor of Sinopec Corp. Mr. Su is Acting Deputy Secretary of the Party Working Committee of the Headquarter responsible for Sinopec Corp.'s Western China E&P operation, and Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company. Mr. Su graduated from Tsinghua University in December 1980 specializing in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From

September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the former Beijing Designing Institute, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former China Petrochemical Corporation. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company since October 1998. He has acted concurrently as the Acting Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since December 2001. Mr. Su was elected as Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Cui Guoqi, 51, is an employee representative supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of People's University in December 1985 specializing in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior economist. Mr. Cui has served as Chairman of the Trade Union of Sinopec Yanshan Company since February 2000. Mr. Cui has been a member of the Executive Committee of the All China Federation of Trade Unions since December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. Mr. Zhang was elected as Employee Representative Supervisor of the second session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Zhang Xianglin, 58, is an Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Beijing Machinery College in July 1970 specialising in precision machine tool. He is a professor level senior political worker. From January 2000 to March 2004, he served as a Director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited. He has been deputy secretary of the Communist Party Committee of Sinopec Yangzi Petrochemical Company Limited since July 2002. From March 2004, he has been the secretary of the Commission for Discipline Inspection and concurrently the convener of the Supervisory Committee of Sinopec Yangzi Petrochemical Company Limited. Mr. Zhang was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Zhang Haichao, 47, is an Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial Technology School in December 1979 specialising in oil storage and transportation. He also graduated from Jilin Chemical Institute in July 1985 specialising in lubricant oil reclaiming process. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Oil Products Company from March 1998 to September 1999. He has served as General Manager of Zhejiang Oil Products Company since September 1999, and has served as Manager of Sinopec Zhejiang Oil Products Company since February 2000. Since April 2004, he serves as chairman of the BP Sinopec (Zhejiang) Petroleum Company Limited. He has been secretary of the Communist Party Committee, vice chairman and deputy president of the Sinopec Sales Company Limited since October 2004. Mr. Zhang was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

Other Executive Officers

         Wang Tianpu, 42, is President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute specializing in fundamental organic chemistry in July 1985. He then graduated from Dalian University of Science and Technology in July 1996 and obtained a master's degree in business administration. In August 2003, he graduated from Zhejiang University specializing in Chemical Engineering and obtained a doctor's degree. He is a professor level senior engineer, and has accumulated extensive experience in production management in petrochemical industry. From March 1999 to February 2000, he was Vice President of Qilu Petroleum and Petrochemical Company under Old Sinopec. From February 2000 to September 2000, he was Vice President of Sinopec Corp.'s Qilu branch company. From September 2000 to August 2001, he was President of Sinopec Corp.'s Qilu branch company. Mr. Wang served as Vice President of Sinopec Corp. from August 2001 to April 2003 and as Senior Vice President of Sinopec Corp. from April 2003 to March 2005. He was appointed as President of Sinopec Corp. in March 2005.

         Wang Zhigang, 48, is a Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982 specialising in oil production, and then obtained a master degree from China Petroleum University in June 2000 specialising in oil and gas development engineering. In September 2003, he obtained a doctor degree of from Institute of Geology and Geophysics of China Academy of Sciences specialising in geology. He is a professor level senior engineer. From February to June in 2000, he was Vice President of Sinopec Shengli Oil Field Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oil Field Company Limited. He was appointed as Non-executive Vice Chairman of the Committee of Economics and Trade of Ningxia Hui Autonomous Region from November 2001 to May 2003. From June 2003, he has acted as the Director of Exploration and Production Department of Sinopec Corp. Mr. Wang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was appointed as Senior Vice President of Sinopec Corp. in March 2005.

         Zhang Jianhua, 41, is a Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemistry and Engineering Institute in July 1986 specializing in petroleum refinery, and then obtained a master degree from East China University of Science and Technology specializing in chemical engineering in December 2000. He is a professor level senior engineer. Mr. Zhang served as Vice-president of Shanghai Gaoqiao Petrochemical Company under China Petrochemical Corporation from April 1999 to February 2000. From February to September in 2000, he was Vice-president of Shanghai Gaoqiao branch company under Sinopec Corp. From September 2000 to June 2003, he was the President of Sinopec Shanghai Gaogiao Company. Mr. Zhang has been Director of Sinopec Operation and Management Department since November 2003. Mr. Zhang was appointed as Vice President of Sinopec Corp. in April 2003. He was appointed as Senior Vice President of Sinopec Corp. in March 2005.

         Cai Xiyou, 43, is a Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 specializing in petroleum refinery automation, and then obtained an MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, Mr. Cai was Vice-president of Jinzhou Petrochemical Company under China Petrochemical Corporation before the industry reorganization. From May 1996 to December 1998, he was Managing Vice-president of Dalian Western Pacific Petrochemical Limited Company. From December 1998 to June 2001, he acted as Vice-president of Sales Company under Sinopec Corp.; and from June to December in 2001, he acted as Managing Vice-president of Sales Company under Sinopec Corp. He has been Director and President of China International United Petroleum & Chemicals Company Limited since December 2001. Mr. Cai was appointed as Vice President of Sinopec Corp. in April 2003.

         Li Chunguang, 49, is a Vice President of Sinopec Corp. Mr. Li graduated from Heilongjiang Business Institute in January 1982 specializing in petroleum storage and transportation. He is a senior engineer. Mr. Li acted as Vice-president of Sales Company under Sinopec Corp. from October 1995 to June 2001. From June 2001 to December 2001, he was President of Sinopec Sales Company Limited, and has been Director of Marketing and Distribution Department of Sinopec Corp. since December 2001. In April 2002, he was elected as Chairman and President of Sinopec Sales Company Limited. Mr. Li was appointed as Vice President of Sinopec Corp. in April 2003.

         Chen Ge, 43, is secretary to the board of directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 specializing in petroleum refinery, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was a Deputy Director of Sinopec Corp.'s Secretariat to the board of directors. Mr. Chen has been the Director of Sinopec Corp.'s Secretariat to the board of directors since December 2001. Mr. Chen was appointed as the secretary to the board of directors since April 2003.

         B.   COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

         Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards. We have adopted initiative policies approved by the first extraordinary shareholders' meeting on September 7, 2000 including the performance evaluation and remunerations incentive scheme for the senior management, the share appreciation rights scheme, and the conditions for the implementation of the initial granting of share appreciation rights scheme.

         During 2004, directors in office (excluding directors and independent non-executive directors who do not hold any working post with us), supervisors (excluding independent supervisors) and other senior management officers were paid RMB 5,777,234 in total as annual remuneration. The three highest paid directors and senior management officers respectively received RMB 847,834 and RMB 1,009,620 remuneration in total. The total annual director fees for our independent non-executive directors and independent supervisors were RMB 141,000. Directors Mr. Liu Genyuan, Mr. Liu Kegu and Mr. Fan Yifei (and Mr. Gao Jian, who replaced Mr. Liu Kegu as director as of April 30, 2004) do not hold any working post with us, and accordingly are not paid any remuneration by us.

         During 2004, among our directors (excluding directors and independent non-executive directors who do not hold any working post with us), supervisors (excluding independent supervisors) and other senior management officers, four of them received annual remuneration for an amount above RMB 300,000, 18 of them received annual remuneration between RMB 200,000 and RMB 300,000.

         We do not have any service contract with any director that provides for benefits upon termination of service.

         C.   BOARD PRACTICE

         In accordance with the Rules and Procedures for the Board of Directors' Meeting that was adopted as an appendix to our articles of association at the extraordinary shareholders' meeting on April 22, 2003 and amended at the Annual General Meeting of Shareholders for the year 2003 on May 18, 2004, we have established three special committees, namely, an audit committee, a strategy committee and a remuneration and evaluation committee. The majority of the members of these special committees are independent directors. In addition, the audit committee shall have at least one independent director who is a financial expert.

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

         The members of audit committee are Chen Qingtai, Shi Wanpeng, Zhang Youcai, Ho Tsu Kwok Charles and Cao Yaofeng. The members of strategy committee are Wang Jiming, Shi Wanpeng, Ho Tsu Kwok Charles, Mou Shuling, Zhang Jiaren, Liu Kegu (until April 2005), Cao Xianghong and Fan Yifei. The members of remuneration and evaluation committee are Shi Wanpeng, Chen Qingtai, Zhang Youcai, Mou Shuling and Liu Genyuan.

         D.   EMPLOYEES

         As of December 31, 2002, 2003 and 2004, we had approximately 418,871, 400,513 and 389,451 employees. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2004.


                                                                                Percentage of Total
     By Segment                                  Number of Employees            Number of Employees (%)
                                                 -------------------            -----------------------

     Exploration and Production ........                    143,846                        36.9
     Refining ..........................                     80,344                        20.6
     Marketing and Distribution ........                     70,516                        18.1
     Chemicals .........................                     89,908                        23.1
     Corporate and Others ..............                      4,837                         1.3
     Total   ...........................                    389,451                         100

                                                                                Percentage of Total
       By Employee's Scope of Work               Number of Employees            Number of Employees (%)
                                                 -------------------            -----------------------

Production..............................                    187,126                        48.0
Sales...................................                     69,535                        17.9
Technical...............................                     45,146                        11.6
Finance.................................                     10,012                         2.6
Administration..........................                     32,448                         8.3
Others..................................                     45,184                        11.6
Total    ...............................                    389,451                         100

                                                                                Percentage of Total
              By Education                       Number of Employees            Number of Employees (%)
                                                 -------------------            -----------------------

Master's degree and above...............                      3,317                         0.9
University .............................                     47,688                        12.2
Tertiary education......................                     70,420                        18.1
Technical/polytechnic school............                     46,321                        11.9
Secondary, technical/polytechnic school                     221,705                        56.9
or below................................
Total    ...............................                    389,451                         100


         We have trade unions that protect employee rights, organize educational programs, assist in the fulfillment of economic objectives, encourage employee participation in management decisions, and assist in mediating disputes between us and individual employees. We have not been subject to any strikes or other labor disturbances that have interfered with our operation, and we believe that our relations with our employees are good.

         The total remuneration of our employees includes salary, performance bonuses and allowances. Employees also receive certain subsidies in housing, health services, education and other miscellaneous items.

         As at December 31, 2004, we had a total of 111,764 retired employees, and all of them have participated in basic pension schemes administered by provincial governments. Details of our employee's retirement scheme are set out in Note 30 to our consolidated financial statements included elsewhere in this annual report.

         We have planned to reduce the number of employees by 100,000 persons by means of retirement, voluntary resignation and/or redundancy within the period of 5 years from 2001 to 2005, so as to enhance our efficiency and operating profit. The aggregate employee reduction in the four years ended December 31, 2004 amounted to 119,000 persons. In 2004, we recorded employee reduction expenses of RMB 919 million relating to the reduction of approximately 24,000 employees.

         E.   SHARE OWNERSHIP

         Our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.   MAJOR SHAREHOLDERS

         The following table sets forth information regarding our major shareholders as of June 17, 2005.

                                          Number of         Percentage of
                                        Shares Owned          Ownership
Shareholder                             (in millions)           (%)
-----------                             -------------       ------------
Sinopec Group Company.................       58,886             67.92


         As of June 15, 2005, we had 67,121,951,000 state-owned shares, 16,780,488,000 H shares and 2,800,000,000 A shares outstanding. As of June 10, 2005, 1,829,572,600 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of June 10, 2005, 18,295,726 ADSs, representing 1,829,572,600 H shares, were held of record by Cede & Co. and 61 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

         B.   RELATED PARTY TRANSACTIONS

         Sinopec Group Company owns 67.92% of our outstanding equity as of June 17, 2005. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

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

         At the third meeting of our Second Session of the Board of Directors, the Board approved the Proposal Regarding the New Lease of Land Use Rights from Sinopec Group Company, and approved the lease of the land use rights by us of an area of 51.71 million square meters from Sinopec Group Company. The parties entered into an Agreement on Lease of Land Use Rights in August 2003. The amount of rent under the lease agreement incurred in this reporting period was approximately RMB 300 million.

         The proposals of the acquisition of petrochemical assets, catalyst assets and petrol station assets from Sinopec Group and disposal of downhole operation assets were approved by our shareholders at the extraordinary general meeting held on December 21, 2004. The total consideration payable for these acquisitions was RMB 5.3 billion (US$0.6 billion) and the consideration receivable for the disposal was RMB 1.7 billion (US$0.2 billion), resulting in a net cash consideration of RMB 3.6 billion (US$0.4 billion) payable to Sinopec Group Company.

         Please also see Note 29 to our consolidated financial statements included elsewhere in this annual report.

         C.   INTERESTS OF EXPERTS AND COUNSEL

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

         Our shareholders' meeting has approved a final dividend of RMB 0.12 per ordinary share for the year ended December 31, 2004, which is equivalent to RMB 12.0 (US$1.45) per ADS. After deducting the interim dividends distribution of RMB 0.04 per ordinary share, the year end dividend is RMB 0.08 per ordinary share, which is equivalent to RMB 8.0 (US$0.97) per ADS.

         B.   SIGNIFICANT CHANGES

         None.

ITEM 9.  THE OFFER AND LISTING

         A.   OFFER AND LISTING DETAILS

         Not applicable, except for Item 9A (4) and Item 9C.

         Our H Shares have been listed on the Hong Kong Stock Exchange (Code:
0386), and our ADSs, each representing 100 H Shares, have been listed on the New York Stock Exchange and the London Stock Exchange under the symbol "SNP", since we completed our initial public offering on October 19, 2000. Prior to that time, there was no public market for our H Shares. The Hong Kong Stock Exchange is the principal non-U.S. trading market for our H Shares. Our publicly traded domestic shares, or A shares, are listed on the Stock Exchange of Shanghai since August 8, 2001 (Code: 600028).

         The following table sets forth, for the periods indicated, the high and low closing prices per H Share, as reported on the Stock Exchange of Hong Kong, per ADS, as reported on the New York Stock Exchange and per A share, as reported on the Stock Exchange of Shanghai.


                                  The Stock Exchange of      The New York Stock       The Shanghai Stock
                                         Hong Kong                Exchange                  Exchange
                                         ---------                --------                  --------

Period                             High          Low           High        Low           High          Low
       Past 6 months              (HK dollar per H share)     (US dollar per ADS)       (RMB per A share)
2005          May                    3.150           2.800      40.04       37.04          4.18          3.47
              April                  3.225           2.975      41.08       38.32          4.38          4.09
              March                  3.525           3.125      43.75       39.56          4.51          4.09
              February               3.575           3.075      45.42       39.86          4.52          4.01
              January                 3.20            2.95      40.62       38.26          4.22          3.89
2004          December                3.30           3.075      42.27       39.59          4.48          4.30


       Quarterly Data
2005          First Quarter          3.575           2.950      45.42       38.26          4.52          3.89
2004          Fourth Quarter         3.325           2.925      42.31       37.95          4.67          4.30
              Third Quarter          3.175            2.75      41.05       35.35          5.13          4.26
              Second Quarter         3.125           2.475      40.15       32.08          5.55          4.56
              First Quarter           3.85            2.75      49.90       36.05          5.77          4.82
2003          Fourth Quarter         3.475            2.15      44.41       27.87          5.06          3.44
              Third Quarter          2.475            1.81      32.12       23.85          3.90          3.37
              Second Quarter          1.88            1.45      24.50       18.34          4.04          3.48
              First Quarter           1.56            1.36      19.42       17.30          3.60          2.94

2002          Fourth Quarter          1.38            1.17      17.49       14.60          3.40          3.01
              Third Quarter           1.44            1.13      18.05       14.57          3.85          3.44
              Second Quarter          1.42            1.25      18.33       15.85          3.90          3.10
              First Quarter           1.30            1.05      16.68       13.50          3.40          3.01

        Annual Data
2004                                  3.85           2.475      49.90       32.08          5.77          4.26
2003                                 3.475            1.24      44.41       17.30          5.06          2.94
2002                                  1.44            1.05      18.33       13.50          3.90          3.01
2001                                  1.65            1.00      21.00       12.80          4.36          3.29
2000          (October 19             1.70            1.19      21.44       14.88
              to December 31)

--------------
Source: Bloomberg


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

Objects and Purposes

         We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 1000001003298. Article 12 of our articles of association provides that our scope of businesses includes, among other things, exploration, development and sales of petroleum and natural gas; pipeline transportation of petroleum and natural gas; petroleum refining; production, sales and storage of refined petroleum products, petrochemical products, chemical fiber products and other chemical products; wholesale, retailing and storage of refined petroleum products and other petroleum products; operation of convenience stores; power generation; manufacturing and installation of machinery; purchase and sales of raw materials, charcoal, equipment and its components; research, development, application of technology and information; import and export; and provision of technology services and labor services.

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

Dividends

         A distribution of final dividends for any financial year is subject to shareholders' approval. Except otherwise decided by Shareholders' meeting, the board of directors may make decision on the distribution of interim dividends. Except otherwise provided by law and regulation, the sum of interim dividends shall not exceed 50 percents of the distributive profit as set out in the table for semi-year profit. Dividends may be distributed in the form of cash or shares. A distribution of shares, however, must be approved by special resolution of the shareholders.

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

Voting Rights and Shareholders' Meetings

         Our board of directors shall convene a shareholders' annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

     o where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our articles of association;
     o where our unrecovered losses reach one-third of the total amount of our share capital;
     o where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing the convening of an extraordinary general meeting;
     o whenever our board deems necessary or our board of supervisors so requests; or
     o    circumstances provided in the articles of association.

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

         Cumulative voting is adopted for the election of directors. For all other matters, each share is entitled to one vote on all such matters submitted to a vote of our shareholders at all shareholders' meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

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

         Except for those actions discussed below which require supermajority votes ("special resolutions"), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by or more than two-thirds of the voting rights represented held by shareholders who are present in person or by proxy.

         The following decisions must be adopted by special resolution:

     o an increase or reduction of our share capital or the issue of shares, including stock distributions, of any class, warrants and other similar securities;
     o    issuance of debentures;
     o our division, merger, dissolution and liquidation; (Shareholders who object to a proposed division or merger are entitled to demand that either we or the shareholders who approved the merger purchase their shares at a fair price.)
     o    repurchase of shares;
     o    amendments to our articles of association; and
     o any other matters considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be of a nature which may have a material impact on us and should be adopted by special resolution.

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

Increases in Share Capital and Preemptive Rights

         The articles of association require the approval by a special resolution of the shareholders and by special resolution of holders of domestic ordinary shares and H shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that:

     o we issue domestic ordinary shares and/or H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic ordinary shares and H shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders; or
     o if our plans for issuing domestic ordinary shares and H shares upon its establishment are implemented within fifteen months of the date of approval by the China Securities Regulatory Commission.

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

         Currently, the primary sources of shareholder rights are our articles of association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder, i.e., Sinopec Group Company. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for articles of association of Company Listing Overseas (the "Mandatory Provisions"). These Mandatory Provisions become entrenched in that, once they are incorporated into the articles of association of a PRC company, any amendment to those provisions will only become effective after approval by the State-owned Assets Supervision and Administration Commission of the State Council. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the articles of association of PRC companies listing H shares on the Hong Kong Stock Exchange (the "Additional Provisions"). The Mandatory Provisions and the Additional Provisions have been incorporated into our articles of association.

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

         As provided in the articles of associations we may refuse to register a transfer of H shares unless:

     o    any relevant transfer fee is paid;
     o the instrument of transfer is only related to H shares listed in Hong Kong;
     o the instrument of transfer is accompanied by the share certificates to which it relates, or such other evidence is given as may be reasonably necessary to show the right of the transferor to make the transfer;
     o the stamp duty which is chargeable on the instrument of transfer has already been paid;
     o if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and
     o    the Company does not have any lien on the relevant shares.

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

         C.   MATERIAL CONTRACTS

         We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. Information on the Company, Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions or elsewhere in this Form 20-F.

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

         Since 1994, the conversion of Renminbi into Hong Kong and United States dollars has been based on rates set by the People's Bank of China, which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Although the Renminbi to US dollar exchange rate has been relatively stable since 1994, we cannot predict nor give any assurance of its future stability. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. In addition, there is speculation that the PRC government may revalue the Renminbi against the US dollar, and we cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. We do not currently hedge exchange rate fluctuations between the Renminbi and the US dollar or other currencies and currently have no plans to do so. For further information on our foreign exchange risks, foreign exchange rates, our hedging activities and our historical foreign currency requirements, see "Currencies Exchange Rates" and "Item 11 -- Qualitative and Quantitative Disclosure about Market Risk -- Foreign Exchange Rate Risk."

         E.   TAXATION

PRC Taxation

         The following discussion addresses the principal PRC tax consequences of investing in the H shares or ADSs.

         Taxation of Dividends

         Individual Investors

         According to the current PRC tax regulations, dividends paid by PRC companies are ordinarily subject to a PRC withholding tax levied at a flat rate of 10%. However, such withholding tax is not applicable with respect to those PRC companies which have their shares listed on an overseas stock exchange, such as H shares and ADSs, because of an exemption issued first in 1993 and then confirmed in 1994. The relevant tax authority has not collected withholding tax on dividend payments on H shares or ADSs.

         In the event that the exemption is no longer available or is withdrawn, a 10% tax may be withheld on dividends in accordance with the PRC individual income tax law. Such withholding tax may be reduced under an applicable treaty on the avoidance of double taxation.

         Foreign Enterprises

         According to the current PRC tax regulations, dividends paid by PRC companies to foreign enterprises are ordinarily subject to a PRC withholding tax levied at a flat rate of 10%. However, foreign enterprises with no permanent establishment in China receiving dividends paid with respect to a PRC company's H shares or ADSs have been temporarily exempted from the 10% withholding tax. If such withholding tax becomes applicable in the future, the rate could be reduced under an applicable treaty on the avoidance of double taxation.

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

         Taxation of Capital Gains

         A PRC tax regulation provides that gains realized upon the sale of overseas shares by foreign enterprises and individuals are not subject to tax on capital gains. However, the Provision for Implementing of the Individual Income Tax Law of the PRC (the "Detailed Implementing Rules"), promulgated on January 28, 1994, imposes income tax of 20% on gains derived from the sale of equity shares by an individual. A notice issued in 1998 by the Ministry of Finance and State Administration of Tax states that no capital gains tax will be imposed on gains from the sale of shares by individuals from 1997. If such tax exemption relief is no longer available, individual holders of H shares or ADSs may be subject to a 10% capital gains tax unless such tax is reduced or eliminated by an applicable double taxation treaty. As the Amendments and the Detailed Implementing Rules only relate to individual income tax, the tax exemption for foreign enterprises under the PRC tax regulation should still be valid.

         PRC Stamp Tax Considerations

         Under the current PRC tax regulation, the PRC stamp tax is not imposed on the transfer of H shares and ADSs of PRC companies publicly listed outside China.

United States Federal Income Tax Considerations

         The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who purchase H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, non-US Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or US Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, local or alternative minimum tax considerations. This summary only addresses investors that will hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of H shares or ADSs.

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

         If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our H shares or ADSs are urged to consult their tax advisors as to the particular United States federal income tax consequences applicable to them.

         A beneficial owner of the H shares or ADSs that is not a US Holder is referred to herein as a "Non-US Holder."

         A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Sinopec Corp. presently believes that it is not a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion is based on the belief that Sinopec Corp. will not be classified as a PFIC for United States federal income tax purposes. See the discussion below under the heading "PFIC Considerations" for a brief summary of the PFIC rules.

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

         Dividends

         Any cash distributions paid by Sinopec Corp. out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People's Republic of China which the Secretary of Treasury of the United States determined is satisfactory for these purposes. Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. Cash distributions paid by Sinopec Corp. in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollar will be includible in income in a United States dollar amount based on the United States dollar - Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder. Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of Hong Kong dollars generally will be U.S. source income or loss. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

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

         In order to avoid back-up withholding on dividend payments made in the United States, a Non-US Holder of the H shares or ADSs may be required to complete, and provide the payer with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.

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

Foreign Exchange Rate Risk

         A portion of the our Renminbi revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported materials and equipment. Foreign currency payments for imported equipment represented 9.6%, 5.6% and 7.5% of our total capital expenditure in 2002, 2003 and 2004, respectively. Foreign currency payments for other imports, principally crude oil, represented 34.5%, 40.5% and 42.9% of our purchased crude oil, products and operating supplies and expenses in 2002, 2003 and 2004, respectively.

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

         The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2004 and 2003. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

         The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2004 and 2003. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

As of December 31, 2004:


                                                             Expected maturity
                                    ------------------------------------------------------------------
                                       2005       2006      2007       2008       2009    thereafter      Total     Fair value
                                       ----       ----      ----       ----       ----    ----------      -----     ----------
                                           (RMB equivalent in millions, except interest rates)
                                           ---------------------------------------------------


Assets
Cash and cash equivalents
       In United States dollar           786          -         -          -          -          -         786          786
       In Hong Kong dollar                50          -         -          -          -          -          50           50
       In Japanese yen                    18          -         -          -          -          -          18           18
       In Euro                            10          -         -          -          -          -          10           10

Time deposits with financial
  institutions
       In United States dollar            23          -         -          -          -          -          23           23

Liabilities

Debts in United States dollar
       Fixed rate                      1,441        278       289        192        194        870       3,264        3,284
       Average interest rate             4.2%       3.9%      3.6%       3.3%       2.9%       2.5%
       Variable rate                  12,894      1,970     1,256        307        306      1,351      18,084       18,084
       Average interest rate (1)         3.2%       3.4%      3.3%       3.5%       3.5%       3.5%

Debts in Japanese yen
       Fixed rate                        294        281       198        116        116      1,138       2,143        2,355
       Average interest rate             3.2%       3.0%      2.8%       2.6%       2.6%       2.6%
       Variable rate                     511        405       387        279        291        546       2,419        2,419
       Average interest rate (1)         4.4%       4.1%      4.2%       4.3%       5.2%       5.1%

Debts in Hong Kong dollar
       Fixed rate                        417          -         -          -          -          -         417          417
       Average interest rate             1.5%         -         -          -          -          -
       Variable rate                     781          1         -          -          -          -         782          782
       Average interest rate (1)         3.4%       5.3%        -          -          -          -

Debts in Euro
       Fixed rate                         28         28        28         28         28         25         165          165
       Average interest rate             6.7%       6.7%      6.7%       6.7%       6.7%       6.7%


(1)    The average interest rates for variable rate loans are calculated based on the rates reported as of December 31,
       2004.

As of December 31, 2003:


                                                             Expected maturity
                                    ------------------------------------------------------------------
                                       2004       2005      2006       2007       2008    thereafter      Total     Fair value
                                       ----       ----      ----       ----       ----    ----------      -----     ----------
                                           (RMB equivalent in millions, except interest rates)
                                           ---------------------------------------------------


Assets
Cash and cash equivalents
       In United States dollar          968          -          -          -         -            -       968          968
       In Hong Kong dollar               38          -          -          -         -            -        38           38
       In Japanese yen                   16          -          -          -         -            -        16           16
       In Euro                           17          -          -          -         -            -        17           17

Time deposits with financial
  institutions
       In United States dollar           59          -          -          -         -            -        59           59
       In Hong Kong dollar               37          -          -          -         -            -        37           37

Liabilities

Debts in United States dollar
       Fixed rate                     4,547        706        348        191       169        1,060     7,021        7,063
       Average interest rate            3.4%       5.3%       5.1%       4.7%      4.7%         4.2%
       Variable rate                  6,475      1,506      1,583        410       333          975    11,282       11,282
       Average interest rate (1)        2.0%       2.7%       2.3%       2.7%      2.6%         1.4%

Debts in Japanese yen
       Fixed rate                       593        485        475        397       317        1,839     4,106        4,542
       Average interest rate            3.7%       3.6%       3.5%       3.3%      3.2%         3.2%
       Variable rate                    241        242        138        114         -            -       735          735
       Average interest rate (1)        1.2%       1.2%       1.6%       1.6%        -            -

Debts in Hong Kong dollar
       Fixed rate                       116          -          -          -         -            -       116          116
       Average interest rate            0.7%         -          -          -         -            -
       Variable rate                      4          2          1          -         -            -         7            7
       Average interest rate (1)        5.3%       5.3%       5.3%         -         -            -

Debts in Europe dollar
       Fixed rate                        83         75         75         75        75          185       568          568
       Average interest rate            6.5%       6.4%       6.4%       6.4%      6.4%         6.2%


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

         Our debts consist of fixed and variable rate debt obligations with original maturities ranging from 1 to 27 years. Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

         The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2004 and 2003.

As of December 31, 2004:


                                                             Expected maturity
                                    ------------------------------------------------------------------
                                       2005       2006      2007       2008       2009    thereafter      Total     Fair value
                                       ----       ----      ----       ----       ----    ----------      -----     ----------
                                           (RMB equivalent in millions, except interest rates)
                                           ---------------------------------------------------


Cash and cash equivalents
       In Renminbi                    15,517        -         -         -         -          -            15,517       15,517
       In United States dollar           786        -         -         -         -          -               786          786
       In Hong Kong dollar                50        -         -         -         -          -                50           50
       In Japanese yen                    18        -         -         -         -          -                18           18
       In Euro                            10        -         -         -         -          -                10           10

Time deposits with financial
  institutions
       In Renminbi                     1,876        -         -         -         -          -             1,876        1,876
       In United States dollar            23        -         -         -         -          -                23           23

Liabilities

Debts in Renminbi
       Fixed rate                     24,105   12,523    18,973     6,741     5,888     39,699           107,929      107,840 (1)
       Average interest rate             4.9%     4.9%      4.9%      4.9%      4.8%       0.5%
       Variable rate                     550      400       102       169       153      2,031             3,405        3,405
       Average interest rate (2)         5.5%     5.5%      5.5%      5.5%      5.5%       5.5%

Debts in United States dollar
       Fixed rate                      1,441      278       289       192       194        870             3,264        3,284
       Average interest rate             4.2%     3.9%      3.6%      3.3%      2.9%       2.5%
       Variable rate                  12,894    1,970     1,256       307       306      1,351            18,084       18,084
       Average interest rate (2)         3.2%     3.4%      3.3%      3.5%      3.5%       3.5%

Debts in Japanese yen
       Fixed rate                        294      281       198       116       116      1,138             2,143        2,355
       Average interest rate             3.2%     3.0%      2.8%      2.6%      2.6%       2.6%
       Variable rate                     511      405       387       279       291        546             2,419        2,419
       Average interest rate (2)         4.4%     4.1%      4.2%      4.3%      5.2%       5.1%

Debts in Hong Kong dollar
       Fixed rate                        417        -         -         -         -          -               417          417
       Average interest rate             1.5%       -         -         -         -          -
       Variable rate                     781        1         -         -         -          -               782          782
       Average interest rate (2)         3.4%     5.3%        -         -         -          -

Debts in Euro
       Fixed rate                         28       28        28        28        28         25               165          165
       Average interest rate             6.7%     6.7%      6.7%      6.7%      6.7%       6.7%


(1)    Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)    The average interest rates for variable rate loans are calculated based on the rates reported as of
       December 31, 2004.


As of December 31, 2003:


                                                             Expected maturity
                                     ---------------------------------------------------------
                                     2004       2005      2006     2007     2008    thereafter           Total     Fair value
                                     ----       ----      ----     ----     ----    ----------           -----     ----------
                                           (RMB equivalent in millions, except interest rates)
                                           ---------------------------------------------------


Assets

Cash and cash equivalents
       In Renminbi                  15,224        -        -        -        -           -               15,224       15,224
       In United States dollar         968        -        -        -        -           -                  968          968
       In Hong Kong dollar              38        -        -        -        -           -                   38           38
       In Japanese yen                  16        -        -        -        -           -                   16           16
       In Euro                          17        -        -        -        -           -                   17           17

Time deposits with financial
  institutions
       In Renminbi                   2,088        -        -        -        -           -                2,088        2,088
       In United States dollar          59        -        -        -        -           -                   59           59
       In Hong Kong dollar              37        -        -        -        -           -                   37           37

Liabilities

Debts in Renminbi
       Fixed rate                   19,998    9,162    7,798    9,957    6,131      37,746               90,792       90,412 (1)
       Average interest rate           4.8%     5.0%     5.0%     5.1%     5.1%        0.3%
       Variable rate                 1,989    2,301    1,621       65       61         678                6,715        6,715
       Average interest rate (2)       5.1%     5.1%     5.1%     4.9%     4.8%        4.8%

Debts in United States dollar
       Fixed rate                    4,547      706      348      191      169       1,060                7,021        7,063
       Average interest rate           3.4%     5.3%     5.1%     4.7%     4.7%        4.2%
       Variable rate                 6,475    1,506    1,583      410      333         975               11,282       11,282
       Average interest rate (2)       2.0%     2.7%     2.3%     2.7%     2.6%        1.4%

Debts in Japanese yen
       Fixed rate                      593      485      475      397      317       1,839                4,106        4,542
       Average interest rate           3.7%     3.6%     3.5%     3.3%     3.2%        3.2%
       Variable rate                   241      242      138      114        -           -                  735          735
       Average interest rate (2)       1.2%     1.2%     1.6%     1.6%       -           -

Debts in Hong Kong dollar
       Fixed rate                      116        -        -        -        -           -                  116          116
       Average interest rate           0.7%       -        -        -        -           -
       Variable rate                     4        2        1        -        -           -                    7            7
       Average interest rate (2)       5.3%     5.3%     5.3%       -        -           -

Debts in Euro
       Fixed rate                       83       75       75       75       75         185                  568          568
       Average interest rate           6.5%     6.4%     6.4%     6.4%     6.4%        6.2%


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

         The use of offering proceeds is described in Section 4, Item 8 - Disclosure of Significant Events, in our 2004 annual report.

ITEM 15. CONTROLS AND PROCEDURES

         Our management, with the participation of our Chairman, President and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chairman, President and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to our company, including our consolidated subsidiaries, was made know to them by others within our company and our consolidated subsidiaries.

         In 2004, we continued to make effort to improve and strengthen our corporate governance.

     o In accordance with the Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company promulgated by the China Securities Regulatory Commission and the State-owned Assets Supervision and Administration Commission of the State Council and the new Listing Rules introduced by the Hong Kong Stock Exchange, we have made prompt amendments to our corporate governance documents such as Articles of Association, Rules and Procedures for the General Meeting of Shareholders and Rules and Procedures for Board of Directors Meeting and, in particular, revised various provisions related to corporate guarantee, voting on connected transactions and nomination of directors. The amended Articles of Association, Rules and Procedures for the General Meeting of Shareholders and Rules and Procedures for Board of Directors Meeting were attached as Exhibit 1 to our 2003 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2004.

     o Based on the evaluation results in respect to the operation of our internal control system, we have revised and optimized the system by introducing two new procedures, namely, Procedure for Importing Ordinary Equipment and Materials as an Agent and Intangible Assets Management Procedure. The revised internal control system comprises 13 broad categories which are sub-divided into 43 individual procedures regarding production, operation and management of our company. The proposal of the revision of the system was approved by our board of directors on

          October 31, 2004, and the implementation of the revised system in all operation and management areas have started since January 2005.

     o Pursuant to relevant domestic and overseas regulatory requirements and Rules on Corporate Information Disclosure System and Rules on the Work of Corporate Investor Relations of Sinopec Corp., we are committed to further enhancing information disclosure and to improving investor relations.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         The board of directors has determined that Mr. Zhang Youcai qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. For Mr. Zhang's biographical information, see "Item 6 Directors, Senior Management and Employees - A. Directors, members of the supervisory committee and senior management."

ITEM 16B. CODE OF ETHICS

         As of the date of this annual report, we do not have, in form, a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Our principal executive officers, Mr. Chen Tonghai (Chairman) and Mr. Wang Jiming (President(1)), and our principal financial officer, Mr. Zhang Jiaren (CFO), currently also serve as our directors and are thus subject to the director service contracts that they have with us. Under the director service contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry any activities detrimental to the interests of our company. Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2003 and 2004:

               Audit Fees         Audit-Related Fees  Tax Fees     Other Fees
               ----------         ------------------  --------     ----------
2003         RMB 79 million         RMB 8 million         --            --
2004         RMB 76 million               --              --            --

         Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDITS COMMITTEES

         Not applicable.

ITEM 16E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS

         None.

---------------------
(1)  Mr. Wang Jiming served as President of Sinopec Corp. until March 2005.
     Mr. Wang Tianpu was appointed as President of Sinopec Corp. in March 2005.

                                   PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         See F-pages following Item 19.

ITEM 19. EXHIBITS

1** Articles of Association of the Registrant, amended and adopted by the shareholders' meeting on April 22, 2004 (English version), incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2004.

4.1** Director Service Contracts, incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2003.

4.2** Supervisor Service Contract, incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2003.

4.3** Reorganization Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.4** Agreement for Mutual Provision of Products and Ancillary Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.5** Agreement for Provision of Cultural, Educational, Hygiene and Community Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.6** Trademark License Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit
         10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number:
         333-12502).

4.7** Patents and Proprietary Technology License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.8** Computer Software License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to
         Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number:
         333-12502).

4.9** Assets Swap Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.10** Land Use Rights Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to

         Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File
         Number: 333-12502).

4.12** Property Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.13** Accounts Collectable Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 16, 2000 (including English translation), incorporated by reference to Exhibit
         10.17 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number:
         333-12502).

4.14** Loan Transfer and Adjustment Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 16, 2000 (including English translation), incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File
         Number: 333-12502).

8*       A list of the Registrant's subsidiaries.

12.1*    Certification of Chairman pursuant to Rule 13a-14(a).

12.2*    Certification of President pursuant to Rule 13a-14(a).

12.3*    Certification of CFO pursuant to Rule 13a-14(a).

13* Certification of CEO and CFO pursuant to 18 U.S.C. ss.1350, and Rule 13a-14(b).

*  Filed as part of this annual report

** Incorporated by reference.

                            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                            Page
                                                                                                            ----

Report of independent registered public accounting firm .................................................    F-2


Consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 ..................    F-3


Consolidated balance sheets as of December 31, 2003 and 2004 ............................................    F-4


Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004...............    F-5


Consolidated statements of shareholders' equity for the years ended December 31, 2002, 2003 and 2004.....    F-7


Notes to consolidated financial statements...............................................................    F-9


Supplemental information on oil and gas producing activities (unaudited).................................   F-59


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

     We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries (the "Group") as of December 31, 2003 and 2004, and the related consolidated statements of income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2004, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.



     KPMG
     Hong Kong, China
     March 25, 2005


                            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF INCOME
                              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                                  (Amounts in millions, except per share data)


                                                                              Years ended December 31,
                                                                     -----------------------------------------
                                                            Note       2002       2003       2004       2004
                                                                     --------   --------    -------   -------
                                                                       RMB         RMB        RMB        US$
OPERATING REVENUES
     Sales of goods.......................................            333,873    429,949    597,197    72,156
     Other operating revenues.............................    3        16,205     19,052     22,586     2,729
                                                                     --------   --------    -------   -------
                                                                      350,078    449,001    619,783    74,885
OPERATING EXPENSES
     Purchased crude oil, products and operating supplies
        and expenses......................................           (239,088)  (313,238)  (443,590)  (53,596)
     Selling, general and administrative expenses.........            (22,367)   (27,228)   (31,843)   (3,847)
     Depreciation, depletion and amortization.............            (26,492)   (27,951)   (32,342)   (3,908)
     Exploration expenses, including dry holes............             (4,363)    (6,133)    (6,396)     (773)
     Personnel expenses...................................    4       (15,024)   (16,972)   (18,634)   (2,251)
     Employee reduction expenses..........................    5          (244)    (1,040)      (919)     (111)
     Taxes other than income tax..........................    6       (12,015)   (13,581)   (16,324)   (1,973)
     Other operating expenses, net........................    7        (1,184)    (3,975)    (6,666)     (806)
                                                                     --------   --------    -------   -------
          Total operating expenses........................           (320,777)  (410,118)  (556,714)  (67,265)
                                                                     --------   --------    -------   -------
Operating income..........................................             29,301     38,883     63,069     7,620
                                                                     --------   --------    -------   -------

FINANCE COSTS
     Interest expense.....................................    8        (4,932)    (4,365)    (4,583)     (553)
     Interest income......................................                351        322        374        45
     Foreign exchange losses..............................               (427)      (450)      (223)      (27)
     Foreign exchange gains...............................                 60         30         61         7
                                                                     --------   --------    -------   -------
          Net finance costs...............................             (4,948)    (4,463)    (4,371)     (528)
Gain from issuance of shares by a subsidiary..............    9             -        136          -         -
Investment income.........................................                239         89        111        14
Income from associates....................................                324        396        797        96
                                                                     --------   --------    -------   -------
Income before income tax and minority interests ..........             24,916     35,041     59,606     7,202
Income tax................................................   10        (7,491)   (10,645)   (17,815)   (2,153)
Income before minority interests..........................             17,425     24,396     41,791     5,049
Minority interests........................................             (1,129)    (1,972)    (5,772)     (697)
                                                                     --------   --------    -------   -------
Net income ...............................................             16,296     22,424     36,019     4,352
                                                                     ========   ========    =======   =======

Basic earnings per share..................................   11          0.19       0.26       0.42    0.05
                                                                     ========   ========    =======   =======

Weighted average number of shares.........................   11        86,702     86,702     86,702    86,702
                                                                     ========   ========    =======   =======


                          See accompanying notes to consolidated financial statements.

                            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                          CONSOLIDATED BALANCE SHEETS
                                        AS OF DECEMBER 31, 2003 AND 2004
                                             (Amounts in millions)


                                                                                 December 31,
                                                                        ---------------------------------
                                                                 Note      2003        2004       2004
                                                                        ---------    --------   --------
                                                                           RMB         RMB         US$
                             ASSETS
Current assets
     Cash and cash equivalents.................................            16,263      16,381      1,979
     Time deposits with financial institutions.................             2,184       1,899        229
     Trade accounts receivable, net............................   12        9,479       9,756      1,179
     Bills receivable..........................................             6,283       7,812        944
     Inventories...............................................   13       47,916      64,329      7,772
     Prepaid expenses and other current assets.................   14       20,914      20,094      2,428
                                                                          -------     -------     ------
          Total current assets.................................           103,039     120,271     14,531
Non-current assets
     Property, plant and equipment, net........................   15      270,731     284,123     34,329
     Construction in progress..................................   16       29,354      46,185      5,580
     Investments...............................................   17        2,709       2,538        307
     Interests in associates...................................   18        8,121      10,222      1,235
     Deferred tax assets.......................................   20        3,067       4,558        551
     Lease prepayments.........................................               810         750         91
     Long-term prepayments and other assets....................   21        2,353      5,947         718
                                                                          -------     -------     ------
          Total non-current assets.............................           317,145     354,323     42,811
                                                                          -------     -------     ------
          Total assets.........................................           420,184     474,594     57,342
                                                                          =======     =======     ======
              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Short-term debts..........................................   22       29,181      32,307      3,903
     Loans from Sinopec Group Company and its affiliates.......   22        4,865       8,714      1,053
     Trade accounts payable....................................   23       23,319      23,792      2,875
     Bills payable.............................................            24,267      30,797      3,721
     Accrued expenses and other payables.......................   24       43,561      45,276      5,470
     Income tax payable........................................             4,079       5,391        651
                                                                          -------     -------     ------
          Total current liabilities............................           129,272     146,277     17,673
Non-current liabilities
     Long-term debts...........................................   22       48,257      60,822      7,349
     Loans from Sinopec Group Company and its affiliates.......   22       39,039      36,765      4,442
     Deferred tax liabilities..................................   20        4,599       5,636        681
     Other liabilities.........................................             1,451       1,008        122
          Total non-current liabilities........................            93,346     104,231     12,594
                                                                          -------     -------     ------
          Total liabilities....................................           222,618     250,508     30,267
Minority interests.............................................            26,051      31,046      3,751
Shareholders' equity
     Share capital.............................................   25       86,702      86,702     10,476
     Reserves..................................................   26       84,813     106,338     12,848
                                                                          -------     -------     ------
                                                                          171,515     193,040     23,324
                                                                          -------     -------     ------
          Total liabilities and shareholders' equity...........           420,184     474,594     57,342
                                                                          =======     =======     ======


                          See accompanying notes to consolidated financial statements.

                            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                                             (Amounts in millions)



                                                                                      Years ended December 31,
                                                                     Note        2002       2003       2004        2004
                                                                              --------    --------   --------     -------
                                                                                 RMB         RMB        RMB         US$

Net cash from operating activities................................   (a)       56,749      62,097     69,081       8,347
                                                                              --------    --------   --------     -------
Cash flows from investing activities
     Capital expenditure..........................................            (42,600)    (44,434)   (67,583)     (8,166)
     Capital expenditure of jointly controlled entities...........                 --      (4,107)    (6,035)       (729)
     Purchase of investments and investments in associates........             (2,205)     (1,519)    (1,162)       (140)
     Proceeds from disposal of investments and investments in
        associates................................................                427         141        186          22
     Proceeds from disposal of property, plant and equipment......                464         400        317          38
     Increase in time deposits with financial institutions........             (1,342)     (2,871)    (1,932)       (233)
     Maturity of time deposits with financial institutions........              2,160       1,700      2,217         268
                                                                              --------    --------   --------     -------
          Net cash used in investing activities...................            (43,096)    (50,690)   (73,992)     (8,940)
                                                                              --------    --------   --------     -------
Cash flows from financing activities
     Proceeds from bank and other loans...........................            256,993     235,163    399,440      48,262
                                                                              --------    --------   --------     -------
     Proceeds from bank and other loans of jointly controlled
        entities..................................................                 --       1,450      3,014         364
     Proceeds from issuance of corporate bonds, net of issuing
        expenses..................................................                 --          --      3,472         420
     Repayments of bank and other loans...........................           (264,779)   (243,503)  (388,809)    (46,977)
     Distributions to minority interests..........................               (455)       (360)      (775)        (94)
     Contributions from minority interests........................                230         580      1,008         122
      Dividend paid...............................................             (8,670)     (7,803)    (8,670)     (1,048)
     Cash and cash equivalents distributed to Sinopec Group
        Company...................................................                 --          --     (3,652)       (441)
                                                                              --------    --------   --------     -------
          Net cash (used in)/from financing activities............            (16,681)    (14,473)     5,028         608
                                                                              --------    --------   --------     -------
Net (decrease)/increase in cash and cash equivalents..............             (3,028)     (3,066)       117          15
Effect of foreign exchange rate...................................                  7           5          1           -
Cash and cash equivalents at beginning of year....................             22,345      19,324     16,263       1,964
                                                                              --------    --------   --------     -------
Cash and cash equivalents at end of year..........................             19,324      16,263     16,381       1,979
                                                                              ========    ========   ========     =======


                          See accompanying notes to consolidated financial statements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                             (Amounts in millions)


(a) Reconciliation of income before income tax and minority interests to net cash from operating activities

     The reconciliation of income before income tax and minority interests to net cash from operating activities is as follows:

                                                                                        Years ended December 31,
                                                                               -----------------------------------------
                                                                                 2002      2003        2004        2004
                                                                               --------   --------   --------     ------
                                                                                  RMB        RMB        RMB         US$

Income before income tax and minority interests..........................       24,916     35,041     59,606       7,202
     Adjustment for:
     Depreciation, depletion and amortization............................       26,492     27,951     32,342       3,908
     Dry hole cost.......................................................        1,771      2,789      2,976         360
     Income from associates..............................................         (324)      (396)      (797)        (96)
     Investment income...................................................         (239)       (89)      (111)        (14)
     Interest income.....................................................         (351)      (322)      (374)        (45)
     Interest expense....................................................        4,932      4,365      4,583         553
     Gain from issuance of shares by a subsidiary........................           --       (136)        --          --
     Unrealized foreign exchange losses..................................          303        289        150          18
     Loss on disposal of property, plant and equipment, net..............          806      2,238      1,686         204
     Impairment losses on long-lived assets..............................           --        877      3,919         474
     Decrease/(increase) in trade accounts receivable....................          452      1,487       (494)        (60)
     Increase in bills receivable........................................       (1,382)    (1,031)    (1,529)       (185)
     (Increase)/decrease in inventories..................................         (217)       449    (16,526)     (1,997)
     Decrease in prepaid expenses and other current assets...............        4,506        981      3,022         365
     (Increase)/decrease in lease prepayments............................          (11)        19         60           7
     Increase in long-term prepayments and other assets..................         (384)      (781)    (4,199)       (507)
     Increase in trade accounts payable..................................        2,325      3,283        599          72
     Increase/(decrease) in bills payable................................        4,575     (6,544)     6,530         789
     Increase/(decrease) in accrued expenses and other payables..........          205      5,715       (391)        (47)
     Increase/(decrease) in other liabilities............................          745         38       (334)        (40)
                                                                               --------   --------   --------     ------
Cash flow generated from operations .....................................       69,120     76,223     90,718      10,961
     Interest received...................................................          366        313        374          45
     Interest paid.......................................................       (6,489)    (5,392)    (5,450)       (658)
     Investment and dividend income received.............................          355        449        322          39
     Income tax paid.....................................................       (6,603)    (9,496)   (16,883)     (2,040)
                                                                               --------   --------   --------     ------
Net cash from operating activities.......................................       56,749     62,097     69,081       8,347
                                                                               ========   ========   ========     =======


                          See accompanying notes to consolidated financial statements.

                            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                             (Amounts in millions)

                                                                                                                    Total
                                                   Share   Capital    Share    Revaluation   Other    Retained   shareholders'
                                                  capital  reserve    premium    reserve    reserves  earnings     equity
                                                 ----------------------------------------------------------------------------
                                                    RMB     RMB        RMB         RMB        RMB       RMB          RMB

Shareholders' equity at January 1, 2002, as
     previously reported......................... 86,702    (18,878)  18,072     33,025     15,069    22,714       156,704
Adjusted for acquisition of the Acquired Group...     --         --       --         --      2,854        --         2,854
                                                  ------   --------   ------    --------    -------   -------      --------
Shareholders' equity at January 1, 2002, as
     adjusted.................................... 86,702    (18,878)  18,072     33,025     17,923    22,714       159,558
Final dividend for 2001..........................     --         --       --         --         --    (6,936)       (6,936)
Interim dividend for 2002........................     --         --       --         --         --    (1,734)       (1,734)
Net income.......................................     --         --       --         --         --    16,296        16,296
Appropriations (Note 26).........................     --         --       --         --      9,824    (9,824)           --
Revaluation surplus realized.....................     --         --       --       (544)        --       544            --
Elimination of surplus on land use rights........     --         --       --       (840)       246        --          (594)
Realization of deferred tax on land use rights...     --         --       --         --         (5)        5            --
Transfer from retained earnings to other
    reserves ....................................     --         --       --         --        216      (216)           --
Net assets contributed from Sinopec Group
     Company (Note ii)...........................     --         --       --         --        187        --           187
                                                  ------   --------   ------    --------    -------   -------      --------
Shareholders' equity at December 31, 2002........ 86,702    (18,878)  18,072     31,641     28,391    20,849       166,777
Final dividend for 2002 .........................     --         --       --         --         --    (5,202)       (5,202)
Interim dividend for 2003........................     --         --       --         --         --    (2,601)       (2,601)
Net income.......................................     --         --       --         --         --    22,424        22,424
Appropriations (Note 26).........................     --         --       --         --      3,802    (3,802)           --
Revaluation surplus realized.....................     --         --       --     (1,316)        --     1,316            --
Revaluation surplus of Refining Assets...........     --        (82)      --         16         82        --            16
Deferred tax effect of surplus on land use rights     --         --       --         --         16        --            16
Realization of deferred tax on land use rights...     --         --       --         --         (5)        5            --
Transfer from retained earnings to other
     reserves....................................     --         --       --         --      1,157    (1,157)           --
Net assets distributed to Sinopec Group Company
     (Note ii)...................................     --         --       --         --     (6,263)       --        (6,263)
Consideration for Acquisitions of Ethylene Assets
     and Refining assets (Note 1) ...............     --         --       --         --     (3,652)       --        (3,652)
                                                  ------   --------   ------    --------    -------   -------      --------
Shareholders' equity at December 31, 2003........ 86,702    (18,960)  18,072     30,341     23,528    31,832       171,515
Final dividend for 2003 .........................     --         --       --         --         --    (5,202)       (5,202)
Interim dividend for 2004........................     --         --       --         --         --    (3,468)       (3,468)
Net income.......................................     --         --       --         --         --    36,019        36,019
Appropriations (Note 26).........................     --         --       --         --      6,456    (6,456)           --
Revaluation surplus realized.....................     --         --       --     (1,891)        --     1,891            --
Revaluation surplus of Petrochemical and
     Catalyst Assets.............................     --       (257)      --        257        257        --           257
Realization of deferred tax on land use rights...     --         --       --         --         (5)        5            --
Impairment losses on revalued assets (Note 7)....     --         --       --       (709)        --        --          (709)
Transfer from retained earnings to other
     reserves ...................................     --         --       --         --      1,499    (1,499)           --
Net assets distributed to Sinopec Group Company
     (Note ii)...................................     --         --       --         --     (2,244)       --        (2,244)
Consideration for Acquisition of Petrochemical
     and Catalyst Assets.........................     --         --       --         --     (3,128)       --        (3,128)
                                                  ------   --------   ------    --------    -------   -------      --------
Shareholders' equity at December 31, 2004........ 86,702    (19,217)  18,072     27,998     26,363    53,122       193,040
                                                  ======   ========   ======    ========    =======   =======      ========
US Dollars equivalent............................ 10,476     (2,322)   2,184      3,383      3,185     6,418        23,324
                                                  ======   ========   ======    ========    =======   =======      ========

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                              (Amounts in millions)

Note:

(i) Net gains and losses not recognized in the consolidated statements of income represent revaluation surplus and impairment losses recognized directly against the related revaluation reserve in respect of those assets that were carried at revalued amount after adjusting for the amount attributable to minority interests. Net gains not recognized in the combined statements of income was nil for the year ended December 31, 2002 and amounted to RMB 16 for the year ended December 31, 2003. Net losses not recognized in the combined statements of income was RMB 452 for the year ended December 31, 2004. The recognized gains of the Group, which represents the aggregate of the net income, the revaluation surplus and impairment losses recognized directly against the related revaluation reserve in respect of those assets that were carried at revalued amount were RMB 16,296, RMB 22,440 and RMB 35,567 for the years ended December 31, 2002, 2003 and 2004, respectively.

(ii) These represent net assets contributed from and distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended December 31, 2004 primarily represent certain assets retained by Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets. The net assets distributed to Sinopec Group Company during the year ended December 31, 2003 primarily represent certain assets retained by Sinopec Group Company in connection with the Acquisition of Ethylene Assets and the Acquisition of Refining Assets. These transactions were recorded at historical cost and was reflected as changes in other reserves in the Acquisition of the year the transaction occurred.


          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (All amounts in millions of Renminbi, except share data)



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

      Pursuant to the resolution passed at the Directors' meeting on October 28, 2003, the Group acquired the equity interest of Sinopec Group Maoming Petrochemical Company ("Sinopec Maoming") from Sinopec Group Company, for a consideration of RMB 3.3 billion which was paid in 2004 (hereinafter referred to as the "Acquisition of Ethylene Assets").

      Pursuant to the resolution passed at the Directors' meeting on December 29, 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 and RMB 135, respectively which was paid in 2004 (hereinafter referred to as the "Acquisition of Refining Assets").

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



         Pursuant to the resolutions passed at the Extraordinary General Meeting held on December 21, 2004, the Group acquired the equity interest of Sinopec Group Tianjin Petrochemical Company ("Tianjin Petrochemical"), Sinopec Group Luoyang Petrochemical General Plant ("Luoyang Petrochemical"), Zhongyuan Petrochemical Company, Ltd. ("Zhongyuan Petrochemical"), Sinopec Group Guangzhou Petrochemical General Plant ("Guangzhou Petrochemical") and certain catalyst plants ("Catalyst Plants") from Sinopec Group Company for a total consideration of RMB 3,128 (hereinafter referred to as the "Acquisition of Petrochemical and Catalyst Assets").

         As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisition of Sinopec National Star, the Acquisition of Ethylene Assets, the Acquisition of Refining Assets and the Acquisition of Petrochemical and Catalyst Assets are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinpec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the shareholders' equity. The considerations for these acquisitions were treated as equity transactions.

         The financial condition and results of operations previously reported by the Group as of December 31, 2003 and for the years ended December 31, 2002 and 2003 have been restated to include the financial condition and results of operations of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants (collectively the "Acquired Group") as set out below.

                                         The Group
                                       without the     The Acquired
                                    Acquired Group            Group    Combined
                                    --------------            -----    --------
                                               RMB              RMB         RMB
2002

Results of operations:
      Operating revenue............        345,145           4,933      350,078
      Net income / (loss)..........         16,315             (19)      16,296
      Basic earnings per share.....           0.19              --         0.19

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


                                         The Group
                                       without the     The Acquired
                                    Acquired Group            Group    Combined
                                    --------------            -----    --------

2003

Results of operations:
      Operating revenue..............      443,136           5,865      449,001
      Net income.....................       21,593             831       22,424
      Basic earnings per share.......         0.25            0.01         0.26

Financial condition:
      Current assets.................       99,328           3,711      103,039
      Total assets...................      400,818          19,366      420,184
      Current liabilities............      122,005           7,267      129,272
      Total liabilities..............      207,053          15,565      222,618
      Shareholders' equity...........      167,899           3,616      171,515

         For the years presented, all significant balances and transactions between the Group and the Acquired Group have been eliminated.

         The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related interpretations. Information relating to the nature and effect of the significant differences between IFRS and accounting principles generally accepted in the United States of America ("US GAAP") are set forth in Note 34.

         The accompanying consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 15). The accounting policies described in Note 2 have been consistently applied by the Group.

         The International Accounting Standards Board has issued a number of new and revised IFRS and IAS ("new IFRS") which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new IFRS in the financial statements for the year ended December 31, 2004. The Group has commenced an assessment of the impact of these new IFRS but is not yet in a position to state whether these new IFRS would have a significant impact on its results of operations and financial position.

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

         The accompanying consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2004 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2004 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$ 1.00 = RMB 8.2765. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2004, or at any other certain date.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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

      The particulars of the Group's principal subsidiaries are set out in
Note 32.


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

      Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the consolidated statements of income. There were no exchange differences capitalized for the years ended December 31, 2002, 2003 and 2004.


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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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


(f)   Property, plant and equipment

      An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 15), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalized only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the consolidated statements of income in the year in which it is incurred.

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

     Buildings                                               15 to 45 years
     Plant, machinery, equipment and others                   4 to 18 years
     Service stations                                              25 years

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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


(l)   Jointly controlled entities

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


(n)   Revenue recognition

      Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognized in the consolidated statements of income upon performance of the services. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

      Interest income is recognized on a time apportioned basis that takes into account the effective yield on the asset.

      Gains arising from the issuance of shares by subsidiaries are recognized in the consolidated statements of income. Further information is set out in
Note 9.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



(o)   Borrowing costs

      Borrowing costs are expensed in the consolidated statements of income in the year in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.


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


(r)   Research and development costs

      Research and development costs are recognized as expenses in the year in which they are incurred. Research and development costs amounted to RMB 1,526, RMB 2,122 and RMB 1,518 for the years ended December 31, 2002, 2003 and 2004, respectively.


(s)   Operating leases

      Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases. Operating lease charges amounted to RMB 3,210, RMB 3,601 and RMB 4,288 for the years ended December 31, 2002, 2003 and 2004, respectively.


(t)   Retirement benefits

      The contributions payable under the Group's retirement plans are charged to the consolidated statements of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 30.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



3.   OTHER OPERATING REVENUES

     Other operating revenues represent:

                                                    Years ended December 31,
                                                 -------------------------------
                                                    2002       2003       2004
                                                   ------     ------     ------
                                                      RMB        RMB       RMB
Sale of materials, service and others........      15,850     18,653     22,213
Rental income................................         355        399        373
                                                   ------     ------     ------
                                                   16,205     19,052     22,586
                                                   ======     ======     ======


4.   PERSONNEL EXPENSES

      Personnel expenses represent:

                                                   Years ended December 31,
                                                    2002       2003      2004
                                                   ------     ------    ------
                                                    RMB         RMB       RMB
Wages and salaries...........................     10,820      12,468    13,589
Staff welfare................................      1,501       1,624     1,772
Contribution to retirement schemes...........      1,726       1,882     2,242
Social security contributions................        977         998     1,031
                                                  ------      ------     ------
                                                  15,024      16,972    18,634
                                                  ======      ======    ======


5.    EMPLOYEE REDUCTION EXPENSES

      During the year ended December 31, 2002, in connection with the assets swap agreement between the Company and Sinopec Group Company (Note 29), the Company made payments of RMB 244 relating to approximately 11,000 employees that were transferred to Sinopec Group Company.

      During the year ended December 31, 2003, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 1,040 relating to the reduction of approximately 21,500 employees.

      During the year ended December 31, 2004, in accordance with the Group's voluntary employee reduction plan, and in connection with the Acquisition of Petrochemical and Catalyst Assets from and Disposal of Downhole Assets to Sinopec Group Company, the Group recorded employee reduction expenses of RMB 919 relating to the reduction of approximately 24,000 employees.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



6.   TAXES OTHER THAN INCOME TAX

      Taxes other than income tax represent:

                                                   Years ended December 31,
                                                -----------------------------
                                                  2002       2003        2004
                                                ------     ------      ------
                                                   RMB        RMB        RMB
Consumption tax............................      8,851      9,898      11,920
City construction tax......................      1,694      2,078       2,533
Education surcharge........................        806        995       1,255
Resources tax..............................        499        434         452
Business tax...............................        165        176         164
                                                ------     ------      ------
                                                12,015     13,581      16,324
                                                ======     ======      ======

      Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

7.   OTHER OPERATING EXPENSES, NET

     Other operating expenses, net represent:

                                                   Years ended December 31,
                                                -----------------------------
                                                  2002       2003        2004
                                                ------     ------      ------
                                                   RMB        RMB        RMB
Fines, penalties and compensations...........       76        165        277
Donations....................................       80        152        290
Loss on disposal of property,
   plant and equipment, net..................      806      2,238      1,686
Impairment losses on long-lived assets.......       --        877      3,919
Others.......................................      222        543        494
                                                 -----      -----      -----
                                                 1,184      3,975      6,666
                                                 =====      =====      =====


Asset impairment

      There were no impairment losses or reversal of impairment losses recognized on long-lived assets for the years ended December 31, 2002.

      Impairment losses recognized on long-lived assets of the refining and chemicals segment of RMB 114 and RMB 453, respectively, for the year ended December 31, 2003, and RMB 14 and RMB 2,747, respectively, for the year ended December 31, 2004 relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable values which were based on the asset held for use model using the present value of estimated future cash flows. Amounts of RMB 567 and RMB 2,052 for the years ended December 31, 2003 and 2004, respectively, were charged to the income statement with the remaining amount of RMB 709 for the year ended December 31, 2004 in the chemicals segment recognized directly against the related revaluation reserve in respect of those assets that were carried at revalued amount. The primary factor resulting in the impairment losses of the chemicals segment was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

      Impairment losses recognized on long-lived assets of the marketing and distribution segment of RMB 1,769 for the year ended December 31, 2004 primarily relate to certain service stations that were closed

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

      The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 310 and RMB 98 for the year ended December 31, 2003 and 2004, respectively, were unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

8.    INTEREST EXPENSE

      Interest expense represents:

                                                     Years ended December 31,
                                                  -----------------------------
                                                    2002       2003        2004
                                                  ------     ------      ------
                                                     RMB        RMB        RMB
Interest expense incurred.....................     5,866      5,316       5,491
Less: Interest expense capitalized*...........      (934)      (951)       (908)
                                                  ------     ------      ------
                                                   4,932      4,365       4,583
                                                  ======     ======      ======

* Interest rates per annum at which
  borrowing costs were capitalized
  for construction in progress...............    3.1% to    3.1% to      3.1% to
                                                   6.2%       6.1%         6.0%
                                                  ======     ======      ======


9.    GAIN FROM ISSUANCE OF SHARES BY A SUBSIDIARY

      The gain for the year ended December 31, 2003 represents the increase in the Company's share of net assets of a subsidiary after the sale of additional shares by the subsidiary.

                                                                                           Percentage of
                                                                                             ownership
                                                       No. of     Price     Amount       -------------------
                        Principal         Type of      shares     per       of gross       before     After
  Nature of company     activities     transactions    issued     share     proceeds     issuance   issuance     Gains
---------------------------------------------------------------------------------------------------------------------------
                                                                  RMB        RMB                                  RMB
                      Exploration
                      and
Sinopec Zhongyuan     production of
Petroleum Company     crude oil and     Placement
Limited               natural gas      of A shares   58,650,000   9.10        534         75.00%      70.85%      136



10.   INCOME TAX

      Income tax in the consolidated statements of income represents:

                                                   Years ended December 31,
                                                 -----------------------------
                                                  2002       2003        2004
                                                 -----      ------     ------
                                                   RMB        RMB        RMB
Provision for PRC income tax
     - the Group..............................   6,574      10,868     18,195
     - associates.............................      50         148        340
Deferred taxation (Note 20)...................     867       (371)      (720)
                                                 -----      ------     ------
                                                 7,491      10,645     17,815
                                                 =====      ======     ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


     A reconciliation of the expected tax with the actual tax expense is as follows:

                                                                           Years ended December 31,
                                                                         -----------------------------
                                                                          2002       2003        2004
                                                                         -----      ------     ------
                                                                           RMB        RMB        RMB
Income before income tax and minority interests.......................  24,916      35,041     59,606
                                                                        ======      ======     ======
Expected PRC income tax expense at a statutory tax rate of 33%........   8,222      11,564     19,670
Non-deductible expenses...............................................     274         639        812
Non-taxable income....................................................    (451)       (231)      (216)
Differential tax rate on subsidiaries' income (Note)..................    (496)     (1,232)    (2,408)
Tax losses not recognized for deferred tax............................     250         248        409
(Over)/under-provision in prior years.................................    (102)         79         94
Other.................................................................    (206)       (422)      (546)
                                                                         ------     -------    -------
Income tax............................................................   7,491      10,645     17,815
                                                                         ======     =======    =======


      Substantially all income before income tax and related tax expense is from PRC sources.

Note: The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

11.   BASIC EARNINGS PER SHARE

      The calculation of basic earnings per share is based on the net income of RMB 16,296, RMB 22,424 and RMB 36,019 divided by the weighted average number of shares in issue during the year of 86,702,439,000 for each of the years in the three-year period ended December 31, 2004.

      The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2004.

12.   TRADE ACCOUNTS RECEIVABLE, NET

      Trade accounts receivable are analyzed as follows:

                                                             December 31,
                                                         --------------------
                                                          2003         2004
                                                         -------      ------
                                                            RMB         RMB
Third parties.......................................       9,820      10,989
Sinopec Group Company and its affiliates............       2,928       2,349
Associates..........................................          81          89
                                                         -------     --------
                                                          12,829      13,427
Less: Allowance for doubtful accounts...............      (3,350)      (3,671)
                                                         -------     --------
                                                           9,479       9,756
                                                         =======     =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)

     The allowance for doubtful accounts is analyzed as follows:

                                                                                Years ended December 31,
                                                                             -----------------------------
                                                                              2002        2003       2004
                                                                             ------      ------     ------
                                                                               RMB         RMB         RMB
At beginning of year...................................................       2,814       3,017      3,350
Provision for the year.................................................         574         939        935
Written-off/back.......................................................        (371)       (429)      (454)
Less:  Amount distributed to Sinopec Group Company in connection with
       the Acquisition of Ethylene Assets.............................           --        (177)        --
Less:  Amount distributed to Sinopec Group Company in connection with
       the Acquisition of Petrochemical and Catalyst Assets...........           --          --       (160)
                                                                             ------      ------     ------
At end of year.........................................................       3,017       3,350      3,671
                                                                             ======      ======     ======

      Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

13.   INVENTORIES

      Inventories represent:
                                                                                 December 31,
                                                                            ----------------------
                                                                              2003         2004
                                                                             ------      ------
                                                                              RMB          RMB
Crude oil and other raw materials.......................................     24,295       32,562
Work in progress........................................................      7,040        8,341
Finished goods..........................................................     12,877       20,804
Spare parts and consumables.............................................      4,305        3,528
                                                                             ------      ------
                                                                             48,517       65,235
Less: Allowance for diminution in value of inventories..................      (601)        (906)
                                                                             ------      ------
                                                                             47,916      64,329
                                                                             ======      ======


     The allowance for diminution in value of inventories is analyzed as follows:
                                                                                Years ended December 31,
                                                                             -----------------------------
                                                                              2002        2003       2004
                                                                             ------      ------     ------
                                                                               RMB         RMB        RMB
At beginning of year...................................................        684         568        601
Provision for the year.................................................        172         196        648
Written-off/back.......................................................       (288)       (163)      (261)
Less:  Amount distributed to Sinopec Group Company in connection with
       the Acquisition of Petrochemical and Catalyst Assets............         --          --        (82)
                                                                             -----       -----      -----
At end of year.........................................................        568         601        906
                                                                             =====       =====      =====

      The carrying amount of inventories carried at net realizable value amounted to RMB 1,551 and RMB 1,624 as of December 31, 2003 and 2004, respectively.

      The cost of inventories recognized as an expense in the consolidated statements of income amounted to RMB 266,123, RMB 341,115 and RMB 474,961 for the years ended December 31, 2002, 2003 and 2004, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


14.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

      Prepaid expenses and other current assets represent:
                                                                                       December 31,
                                                                                   -------------------
                                                                                     2003        2004
                                                                                   ------       ------
                                                                                     RMB           RMB
Advances to third parties........................................................   2,726        1,600
Amounts due from Sinopec Group Company and its affiliates........................   9,409        5,585
Other receivables................................................................   1,830        2,161
Purchase deposits................................................................   2,588        2,547
Prepayments in connection with construction work and equipment purchases.........   2,675        4,727
Prepaid value-added tax and customs duty.........................................   1,355        3,166
Amounts due from associates......................................................     331          308
                                                                                   ------       ------
                                                                                   20,914       20,094
                                                                                   ======       ======

15.   PROPERTY, PLANT AND EQUIPMENT, NET

By segment:

                                                      Exploration              Marketing               Corporate
                                                          and                     and                     and
                                                      production   Refining  distribution  Chemicals    others      Total
                                                      ----------   --------  ------------  ---------    -------     -----
                                                          RMB         RMB         RMB         RMB         RMB        RMB
Cost/valuation:
Balance at January 1, 2004...........................   177,962     105,237      54,482     160,289      3,788    501,758
Additions............................................     1,402         793       1,555         314        169      4,233
Transferred from construction in progress............    17,428      13,489       9,283       9,460        304     49,964
Acquired from Sinopec Group Company (Note 29)........        --         805       1,536          --         --      2,341
Revaluation..........................................        --          35          --         206         16        257
Disposals............................................    (1,085)     (3,354)     (1,511)     (4,253)      (179)   (10,382)
Disposed to Sinopec Group Company (Note 29)..........    (3,631)         --          --          --         --     (3,631)

Less: Amount distributed to Sinopec Group Company in
      connection with the Acquisition of
      Petrochemical and Catalyst Assets..............        --         (95)         --      (2,794)        (6)    (2,895)
                                                        -------     -------      ------     -------     ------    -------
Balance at December 31, 2004.........................   192,076     116,910      65,345     163,222      4,092    541,645
                                                        -------     -------      ------     -------     ------    -------
Accumulated depreciation:
Balance at January 1, 2004...........................    84,604      50,901      10,014      84,285      1,223    231,027
Depreciation charge for the year.....................    12,042       7,594       2,624       9,156        289     31,705
Impairment losses for the year.......................        98          14       1,769       2,747         --      4,628
Acquired from Sinopec Group Company (Note 29)........        --         458          --          --         --        458
Written back on disposals............................      (942)     (2,323)       (942)     (3,157)      (103)    (7,467)
Disposed to Sinopec Group Company (Note 29)..........    (1,774)         --          --          --          --    (1,774)
Less: Amount distributed to Sinopec Group Company
      in connection with the Acquisition of
      Petrochemical and Catalyst Assets..............        --         (64)         --        (989)        (2)    (1,055)
Balance at December 31, 2004.........................    94,028      56,580      13,465      92,042      1,407    257,522
                                                         ------      ------      ------      ------      -----    -------
Net book value:
At December 31, 2004.................................    98,048      60,330      51,880      71,180      2,685    284,123
                                                         ======      ======      ======      ======      =====    =======

At December 31, 2003.................................    93,358      54,336      44,468      76,004      2,565    270,731
                                                         ======      ======      ======      ======      =====    =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)

By asset class:
                                                                                Oil depots,       Plant,
                                                                              storage tanks   machinery,
                                                                 O il and gas   and service    equipment
                                                       Buildings   properties      stations    and others      Total
                                                       ---------   ----------    ----------   -----------     --------
                                                          RMB        RMB            RMB            RMB          RMB
COST/VALUATION:
Balance at January 1, 2004..........................     44,728    158,634         46,337        252,059      501,758
Additions...........................................        342        450          1,301          2,140        4,233
Transferred from construction in progress...........      2,357     17,428         12,461         17,718       49,964
Acquired from Sinopec Group Company (Note 29).......         --         --          1,533            808        2,341
Revaluation.........................................          1         --             --            256          257
Disposals...........................................       (927)      (586)        (1,099)        (7,770)     (10,382)
Disposed to Sinopec Group Company (Note 29).........        (97)    (2,362)            --         (1,172)      (3,631)
Less: Amount distributed to Sinopec Group Company
      in connection with the Acquisition of
      Petrochemical and Catalyst Assets.............     (1,550)        --             --         (1,345)      (2,895)
                                                         ------     ------         ------        -------      -------
Balance at December 31, 2004........................     44,854    173,564         60,533        262,694      541,645
                                                         ------     ------         ------        -------      -------
ACCUMULATED DEPRECIATION:
Balance at January 1, 2004..........................     18,975     77,582          8,785        125,685      231,027
Depreciation charge for the year....................      1,768      9,211          2,332         18,394       31,705
Impairment losses for the year......................        325         98          1,249          2,956        4,628
Acquired from Sinopec Group Company (Note 29).......         --         --             --            458          458
Written back on disposals...........................       (428)      (541)          (585)        (5,913)      (7,467)
Disposed to Sinopec Group Company (Note 29).........        (22)    (1,207)            --           (545)      (1,774)
Less: Amount distributed to Sinopec Group Company
      in connection with the Acquisition of
      Petrochemical and Catalyst Assets.............       (310)        --             --           (745)      (1,055)
                                                         ------     ------         ------        -------      -------
Balance at December 31, 2004........................     20,308     85,143         11,781        140,290      257,522
                                                         ------     ------         ------        -------      -------
NET BOOK VALUE:
At December 31, 2004................................     24,546     88,421         48,752        122,404      284,123
                                                         ======     ======         ======        =======      =======

At December 31, 2003................................     25,753     81,052         37,552        126,374      270,731
                                                         ======     ======         ======        =======      =======

     As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group as of September 30, 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation, independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment was determined at RMB 159,788. The surplus on revaluation of RMB 32,320, net of amounts allocated to minority interests, was incorporated in the financial statements of the Group at December 31, 1999.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


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

     In connection with the Acquisition of Petrochemical and Catalyst Assets, the property, plant and equipment of the Petrochemical and Catalyst Assets were revalued at June 30, 2004, by a firm of independent valuers in accordance with the relevant rules and regulations. The value of property, plant and equipment of the Petrochemical and Catalyst Assets pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 11,895, which approximated the net historical carrying value of the assets.

     In accordance with IAS 16, subsequent to these revaluations, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed as of December 31, 2004, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

16.   CONSTRUCTION IN PROGRESS

                                                  Exploration            Marketing              Corporate
                                                     and                    and                    and
                                                  production  Refining  distribution  Chemicals   others     Total
                                                  ----------  --------  ------------  ---------   ------     -----
                                                     RMB          RMB        RMB         RMB        RMB       RMB
Balance at January 1, 2004.....................      5,535       8,470      7,941      6,957        451     29,354
Additions......................................     22,808      13,479     15,123     10,711      1,381     63,502
Additions of jointly controlled entities.......      1,323          --         --      5,178         --      6,501
Less: Amount distributed to Sinopec Group
      Company in connection with the Acquisition
      of Petrochemical and Catalyst Assets.....         --          (1)                 (216)       (15)      (232)
Dry hole costs written off.....................     (2,976)         --         --         --         --     (2,976)
Transferred to property, plant and equipment...    (17,428)    (13,489)    (9,283)    (9,460)      (304)   (49,964)
                                                   -------     -------    -------    --------    -------   --------
Balance at December 31, 2004...................      9,262       8,459     13,781     13,170      1,513     46,185
                                                   =======     =======    =======    ========    =======   ========

      The Group's proportionate share of the jointly controlled entities' construction in progress in the E&P and the chemicals segments reflected in the above table were RMB 3,812 and RMB 2,993, respectively, as of December 31, 2003, and RMB 2,053 and RMB 8,171, respectively, as of December 31, 2004.

      Net changes in capitalized cost of exploratory wells included in the Group's construction in progress in the E&P segment are analyzed as follows:

                                                                                Years ended December 31,
                                                                            --------------------------------
                                                                             2002          2003        2004
                                                                            -------      -------     ------=
                                                                              RMB           RMB         RMB
At beginning of year...................................................      1,471        2,395       2,438
Additions to capitalized cost of exploratory wells pending the
     determination of proved reserves..................................      4,134        4,675       4,870
Transferred to oil and gas properties based on the determination of
     proved reserves...................................................     (1,439)      (1,843)     (1,434)
Dry hole costs written off.............................................     (1,771)      (2,789)     (2,976)
                                                                            -------      -------     ------=
At end of year.........................................................      2,395        2,438       2,898
                                                                            =======      =======     ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



17.   INVESTMENTS

                                                                December 31,
                                                             ------------------
                                                              2003        2004
                                                             -----        -----
                                                              RMB          RMB
Unlisted investments, at cost............................    3,041        2,891
Less: Provision for impairment losses....................    (332)        (353)
                                                             -----        -----
                                                             2,709        2,538
                                                             =====        =====

Provision for impairment losses is analyzed as follows:

                                                               Years ended December 31,
                                                            -------------------------------
                                                             2002         2003        2004
                                                            ------      ------       ------
                                                              RMB         RMB         RMB
At beginning of year.....................................     545         553         332
Provision for the year...................................      13         131          96
Written-off..............................................      (5)        (62)        (14)
Less:  Amount distributed to Sinopec Group
       Company in connection with the
       Acquisition of Ethylene Assets....................      --        (290)         --
Less:  Amount distributed to Sinopec
       Group Company in connection with
       the Acquisition of Petrochemical
       and Catalyst Assets...............................      --          --         (61)
                                                            ------      ------       ------
At end of year ..........................................     553         332          353
                                                            ======      ======       ======

      Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

18.   INTERESTS IN ASSOCIATES

                                                              December 31,
                                                         ----------------------
                                                           2003          2004
                                                          -----         ------
                                                           RMB             RMB

Share of net assets                                       8,121         10,222
                                                          -----         ------

     The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


                                                                                 Percentage   Percentage of
                                                                                 of equity    equity held
                                       Form of                                    held by         by the
                                       business         Particulars of issued      the         Company's
      Name of company                 structure          and paid up capital      Company     subsidiaries  Principal activities
      ---------------                 ---------          -------------------      -------     ------------  --------------------
                                                                                      %             %
 Shengli Oil Field Dynamic            Incorporated      364,027,608 ordinary        26.33           --     Exploration of crude oil
Company Limited ("Dynamic")*                           shares of RMB 1.00 each                             and distribution of
                                                                                                           petrochemical products

 Sinopec Shandong Taishan             Incorporated      480,793,320 ordinary        38.68           --     Trading of petroleum
Petroleum Company Limited                              shares of RMB 1.00 each                             products and decoration
    ("Taishan")*                                                                                           of service gas stations


Sinopec Finance Company Limited       Incorporated       Registered capital         32.00          8.22    Provision of non-banking
                                                          RMB 2,500,000,000                                financial services

Shanghai Petroleum National Gas       Incorporated       Registered capital         30.00           --     Exploration and
   Corporation                                             RMB 900,000,000                                 production of crude
                                                                                                           oil and natural gas

BASF-YPC Company Limited              Incorporated       Registered capital         30.00         10.00    Manufacturing and
                                                          RMB 8,793,000,000                                distribution of
                                                                                                           petrochemical
                                                                                                           products

Shanghai Chemical Industry Park       Incorporated       Registered capital           --          38.26    Planning, development
 Development Company Limited                              RMB 2,372,439,000                                and operation of
                                                                                                           the Chemical
                                                                                                           Industry Park in
                                                                                                           Shanghai, the PRC

 China Shipping & Sinopec             Incorporated       Registered capital           --          50.00    Transportation of
Suppliers Company Limited                                  RMB 876,660,000                                 petroleum products


     * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the investments in Dynamic based on the quoted market price are RMB 783 and RMB 479 as of December 31, 2003 and 2004, respectively. The market value of the investments in Taishan based on the quoted market price are RMB 1,971 and RMB 1,516 as of December 31, 2003 and 2004, respectively.

19.   INTERESTS IN JOINTLY CONTROLLED ENTITIES

                                                               December 31,
                                                             ------------------
                                                              2003         2004
                                                             -----        -----
                                                              RMB          RMB

Share of net assets.................................         1,043        3,568
                                                             =====        =====

     The Group's investments in jointly controlled entities are primarily engaged in the oil and gas and chemical operations in the PRC, the principal interests in jointly controlled entities are as follows:

                                                                                     Percentage of
                                                                        Percentage    equity held
                                  Form of          Particulars of       of equity       by the
                                  business           issued and         held by the    Company's
       Name of company            structure        paid up capital       Company     subsidiaries   Principal activities
       ---------------            ---------        ---------------       -------     ------------   --------------------
                                                                           %            %
Shanghai Secco Petrochemical      Incorporated     Registered capital     30.00       20.00         Manufacturing and distribution
    Company Limited                                 USD 901,440,964                                 of petrochemical products

Yueyang Sinopec and Shell         Incorporated     Registered capital     50.00          -          Manufacturing and distribution
  Coal  Gasification                                 USD 45,588,700                                 of industrial gas
  Company Limited

Block A Oil Field in the         Unincorporated            -                 -        43.00         Exploration and production
 Western  Area Chengda                                                                              of crude oil and natural gas
   in Bohai Bay

         The Group's proportionate share of the jointly controlled entities' current and non-current assets, current and non-current liabilities, and operating revenues and expenses is not material to the Group's financial condition or results of operations for all years presented.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



20.   DEFERRED TAX ASSETS AND LIABILITIES

      Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

                                                             Assets             Liabilities           Net balance
                                                             ------             -----------           -----------
                                                           December 31,         December 31,          December 31,
                                                         ----------------    ------------------    ------------------
                                                          2003      2004       2003       2004      2003       2004
                                                         -----      -----    ------      ------    ------      ------
                                                          RMB        RMB       RMB         RMB       RMB        RMB
Current
Provisions, primarily for receivables and inventories    1,446      2,528        --          --     1,446      2,528
Non-current
Property, plant and equipment........................      272      1,566      (981)     (1,704)     (709)      (138)
Accelerated depreciation.............................       --         --    (3,618)     (3,932)   (3,618)    (3,932)
Tax value of losses carried forward, net of
    valuation allowance..............................      923         66        --          --       923         66
Lease prepayment (Note i) ...........................      373        366        --          --       373        366
Others...............................................       53         32        --          --        53         32
                                                         -----      -----    ------      ------    ------     ------
Deferred tax assets/(liabilities) ...................    3,067      4,558    (4,599)     (5,636)   (1,532)    (1,078)
                                                         =====      =====    ======      ======    ======     ======

      A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2002, 2003 and 2004. Based on this review, valuation allowances of RMB 250, RMB 248 and RMB 409 were provided for the years ended December 31, 2002, 2003 and 2004, respectively. The Group determined the valuation allowance based on management's assessment of the probability that taxable profits will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is more likely than not to be realized.

      The valuation allowance is analyzed as follows:
                                                                          Years ended December 31,
                                                                      --------------------------------
                                                                       2002        2003         2004
                                                                      ------      ------       ------
                                                                       RMB          RMB         RMB
At beginning of year................................................   693          943         641
Allowance during the year...........................................   250          248         409
Less:  Amount distributed to Sinopec Group Company in
       connection with the Acquisition of Ethylene Assets...........    --         (550)         --
                                                                      ------      ------      -------
At end of year .....................................................   943          641       1,050
                                                                      ======      ======      =======

      As of December 31, 2004, certain subsidiaries of the Company had tax value of losses carried forward for PRC income tax purpose of RMB 3,382 which were available to offset future PRC taxable income of respective subsidiaries, if any. RMB 264, RMB 561, RMB 567, RMB 751, and RMB 1,239 expire in 2005, 2006,
2007, 2008, and 2009, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


         Movements in temporary differences between calculations of certain items for accounting and for taxation purposes can be specified as follows:
                                                                                                      Recognized in
                                                                                    Recognized in      consolidated
                                                                     Balance at     consolidated      statements of    Balance at
                                                                     January 1,     statements of     shareholders'   December 31,
                                                                        2002           income            equity           2002
                                                                        ----           ------            ------           ----
                                                                         RMB             RMB               RMB             RMB
Current
Provisions, primarily for receivables and inventories..............       432           (157)                --            275
Non-current
Property, plant and equipment......................................      (753)            173                --           (580)
Accelerated depreciation...........................................    (2,185)           (773)               --         (2,958)
Tax value of losses carried forward, net of valuation allowance....       962              16                --            978
Lease prepayments (Note i).........................................        --              (7)              371            364
Others.............................................................       121            (119)               --              2
                                                                       ------          ------            ------         ------
Net deferred tax (liabilities)/assets..............................    (1,423)           (867)              371         (1,919)
                                                                       ======          ======            ======         ======
                                                                                     (Note 10)

                                                                                                     Recognized in
                                                                                   Recognized in     consolidated
                                                                     Balance at    consolidated      statements of    Balance at
                                                                     January 1,    statements of     shareholders'    December 31,
                                                                        2003          income            equity           2003
                                                                        ----          ------            ------           ----
                                                                         RMB            RMB               RMB            RMB
Current
Provisions, primarily for receivables and inventories.                    275          1,171               --            1,446
Non-current
Property, plant and equipment..........................                  (580)          (129)              --             (709)
Accelerated depreciation...............................                (2,958)          (660)              --           (3,618)
Tax value of losses carried forward, net of valuation
    allowance..........................................                   978            (55)              --              923
Lease prepayments (Note i).............................                   364             (7)              16              373
Others.................................................                     2             51               --               53
                                                                       ------          ------            ------         ------
Net deferred tax (liabilities)/assets..................                (1,919)           371               16           (1,532)
                                                                       ======          ======            ======         ======
                                                                                    (Note 10)


                                                                                                     Recognized in
                                                                                   Recognized in     consolidated
                                                                     Balance at    consolidated      statements of    Balance at
                                                                     January 1,    statements of     shareholders'    December 31,
                                                                        2004          income            equity           2004
                                                                        ----          ------            ------           ----
                                                                         RMB            RMB               RMB            RMB
Current
Provisions, primarily for receivables and inventories.                  1,446          1,082               --           2,528
Non-current
Property, plant and equipment..........................                  (709)           571               --            (138)
Accelerated depreciation...............................                (3,618)          (314)              --          (3,932)
Tax value of losses carried forward, net of valuation
    allowance (Note ii)................................                   923           (591)            (266)             66
Lease prepayments (Note i).............................                   373             (7)              --             366
Others.................................................                    53            (21)              --              32
                                                                       ------          ------           ------         ------
Net deferred tax (liabilities)/assets..................                (1,532)           720             (266)         (1,078)
                                                                       ======          ======           ======         ======
                                                                                    (Note 10)

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)

     Note:

     (i) Land use rights are carried at cost effective January 1, 2002. The effect of this change resulted in a decrease in the revaluation reserve and an increase in other reserves relating to the recognition of the deferred tax asset of RMB 371 as of January 1, 2002. During the year ended December 31, 2003, in connection with the Acquisition of Refining Assets, the land use rights of the Refining Assets were revalued resulting in a surplus of RMB 66 as required by the relevant PRC rules and regulations but were not revalued for financial reporting purposes and, accordingly, deferred tax assets of RMB 16 were created with corresponding increase in other reserves.

     (ii) As of December 31, 2004, deferred tax assets of RMB 266 were distributed to Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets.

21.   LONG-TERM PREPAYMENTS AND OTHER ASSETS

      Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software and catalysts.

22.   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP
      COMPANY AND ITS AFFILIATES

      Short-term debts represent:

                                                                December 31,
                                                             ------------------
                                                              2003         2004
                                                             ------      ------
                                                               RMB         RMB
THIRD PARTIES' DEBTS
Short-term bank loans...................................     19,961      20,009
Short-term other loans..................................         29           -
                                                             ------      ------
                                                             19,990      20,009
Current portion of long-term bank loans.................      7,359      12,177
Current portion of long-term other loans................        332         121
Current portion of convertible bonds....................      1,500           -
                                                             ------      ------
                                                              9,191      12,298
                                                             ------      ------
                                                             29,181      32,307
                                                             ------      ------
LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES
Short-term loans........................................      4,046       6,714
Current portion of long-term loans......................        819       2,000
                                                              4,865       8,714
                                                             ------      ------
                                                             34,046      41,021
                                                             ======      ======

     The Group's weighted average interest rates on short-term loans were 3.2% and 3.9% as of December 31, 2003 and 2004, respectively.

     As of December 31, 2003, the Company had standby credit facilities with several PRC financial institutions which allowed the Company to borrow up to RMB 103,500 on an unsecured basis, at rates ranging from 1.65% to 5.31%. As of December 31, 2003, the Company's outstanding borrowings under these facilities totaling RMB 11,970 which are included in short-term bank loans. These facilities expire at various dates in 2004 and contain no financial covenants.

     As of December 31, 2004, the Company had standby credit facilities with several PRC financial institutions which allowed the Company to borrow up to RMB 107,000 on an unsecured basis, at rates ranging from 2.95% to 4.54%. As of December 31, 2004, the Company's outstanding borrowings under these facilities totaling RMB 6,203 which are included in short-term bank loans. These facilities expire at various dates in 2005 and contain no financial covenants.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)

     Long-term debts comprise:

                                            Interest rate and final maturity                     December  31,
                                       ---------------------------------------------        -------------------------
                                                                                              2003             2004
                                                                                            ------           ------
                                                                                               RMB             RMB
THIRD PARTIES' DEBTS

LONG-TERM BANK LOANS

Renminbi denominated                   Interest rates ranging from interest free
                                       to 6.2% per annum as of December 31, 2004
                                       with maturities through 2013                         40,955           52,227

Japanese Yen denominated               Interest rates ranging from
                                       2.6% to 5.8% per annum as of
                                       December 31, 2004 with maturities
                                       through 2024                                          4,841            4,562

US Dollar denominated                  Interest rates ranging from interest
                                       free to 7.4% per annum as
                                       of December 31, 2004 with
                                       maturities through 2031                               7,563            7,729

Euro denominated                       Fixed interest rate at 6.7% per annum at
                                       December 31, 2004 with maturities through 2010          547              165

Hong Kong Dollar                       Floating rate at Hong Kong Prime
 denominated                           Rate plus 0.3% per annum
                                       as of December 31, 2004 with
                                       maturities through 2006                                   7                5
                                                                                            ------           ------
                                                                                            53,913           64,688
                                                                                            ======           ======

LONG-TERM OTHER LOANS

Renminbi denominated                   Interest rates ranging from interest free
                                       to 5.0% per annum as of December 31, 2004
                                       with maturities through 2008                            413         359

US Dollar denominated                  Interest rates ranging from
                                       interest free to 4% per annum
                                       as of December 31, 2004 with
                                       maturities through 2015                                 151         110

Euro denominated                       Interest rates ranging from 1.8%
                                       to 8.1% per annum as of December
                                       31, 2003 with maturities through 2025;
                                       paid off as of December 31, 2004                         21           --
                                                                                            ------       ------
                                                                                               585         469
                                                                                            ======       ======

CONVERTIBLE BONDS

Renminbi denominated                   Interest rate at 2.5% per annum as of December
                                       31, 2003 with maturity in July 2004 (a)               1,500           --
                                                                                            ======       ======

Total long-term banks and other loans carried forward                                       55,998      65,157


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


                                            Interest rate and final maturity                     December  31,
                                       ---------------------------------------------        -------------------------
                                                                                              2003             2004
                                                                                            ------           ------
                                                                                               RMB             RMB

Total long-term banks and other loans carried forward                                       55,998           65,157

CORPORATE BONDS

Renminbi denominated               Fixed interest rate at 4.61% per annum as of
                                   December 31, 2004 with maturity in February 2014 (b)         --            3,500
                                                                                            ------           ------

LONG-TERM BANK LOANS OF JOINTLY CONTROLLED ENTITIES

Renminbi denominated               Floating rate at 90% of PBOC's base lending
                                   rate per annum as of December 31, 2004
                                   with maturities through 2021                                705            2,415

US Dollar denominated              Floating rate at London Interbank Offer
                                   Rate plus 0.7% per annum as of December 31,
                                   2004 with maturities through 2021                           745            2,048
                                                                                            ------           ------
                                                                                             1,450            4,463
                                                                                            ======           ======

TOTAL THIRD PARTIES' LONG-TERM DEBTS                                                        57,448           73,120

Less: Current portion                                                                       (9,191)         (12,298)
                                                                                            ------           ------
                                                                                            48,257           60,822
                                                                                            ======           ======
LONG-TERM LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

Renminbi denominated               Interest free with maturity in 2020                      35,561           35,561

Renminbi denominated               Interest  rates  ranging from interest free to 5.2%
                                   per annum as of December  31, 2004 with  maturities
                                   through 2009                                              4,285            3,204

US Dollar denominated              Floating rates at London Interbank Offer Rate plus
                                   1.4% per annum as of December 31, 2003 with
                                   maturities through 2005; paid off as of December
                                   31, 2004                                                     12               --
                                                                                            ------           ------

                                                                                            39,858           38,765
                                                                                            ------           ------
Less: Current portion                                                                         (819)          (2,000)
                                                                                            39,039           36,765
                                                                                            ------           ------
                                                                                            87,296           97,587
                                                                                            ======           ======

(a) Convertible bonds amounting to RMB 1,500 were issued by a subsidiary on July 28, 1999. Pursuant to the subsidiary's shareholders' approval at the Annual General Meeting held on March 23, 2004, the subsidiary decided not to undergo an initial public offering. The bonds were repaid in July 2004.

(b) The Company issued ten years corporate bonds of RMB 3,500 to PRC citizens as well as PRC legal and non-legal persons on February 24, 2004, guaranteed by Sinopec Group Company, with a fixed interest rate at 4.61% per annum.

     Third parties' loans of RMB 103 and RMB 40 as of December 31, 2003 and 2004, respectively, were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 519 and RMB 123 as of December 31, 2003 and 2004, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



     The aggregate maturities of long-term debts and loans from Sinopec Group Company and its affiliates subsequent to December 31, 2004 are as follows:
                                                                         RMB
2005................................................................   14,298
2006................................................................   15,886
2007................................................................   21,233
2008................................................................    7,832
2009................................................................    6,976
Thereafter..........................................................   45,660
                                                                      111,885

23.   TRADE ACCOUNTS PAYABLE

     Trade accounts payable are analyzed as follows:

                                                               December 31,
                                                            --------------------
                                                             2003        2004
                                                             ------     ------
                                                              RMB        RMB
Third parties............................................    22,122     22,265
Sinopec Group Company and its affiliates.................     1,153      1,527
Associates...............................................        44         --
                                                             ------     ------
                                                             23,319     23,792
                                                             ======     ======

      Amounts due to Sinopec Group Company and its affiliates are repayable in accordance with normal commercial terms.

24.   ACCRUED EXPENSES AND OTHER PAYABLES

      Accrued expenses and other payables represent:

                                                                December  31,
                                                              ------------------
                                                                2003      2004
                                                              ------     ------
                                                                 RMB       RMB
Amounts due to Sinopec Group Company and its affiliates....   15,072     10,897
Accrued expenditures.......................................   12,208     17,213
Taxes other than income tax................................    4,327      3,717
Receipts in advance........................................    5,509      7,387
Advances from third parties................................      979      1,009
Others.....................................................    5,466      5,053
                                                              ------     ------
                                                              43,561     45,276
                                                              ======     ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



25.   SHARE CAPITAL


                                                                          December 31,
                                                                        ------------------
                                                                         2003       2004
                                                                        ------     ------
                                                                         RMB        RMB
REGISTERED, ISSUED AND FULLY PAID
67,121,951,000 domestic state-owned A shares of RMB 1.00 each........   67,122     67,122
16,780,488,000 overseas listed H shares of RMB 1.00 each.............   16,780     16,780
2,800,000,000 domestic listed A shares of RMB 1.00 each..............    2,800     2,800
                                                                        ------     ------
                                                                        86,702     86,702
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

      All A shares and H shares rank pari passu in all material aspects.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


26.  RESERVES

                                                                                              December 31,
                                                                                        --------------------------
                                                                                           2003         2004
                                                                                           RMB          RMB
REVALUATION RESERVE
    At January 1.....................................................................      31,641       30,341
    Revaluation surplus realized.....................................................      (1,316)      (1,891)
    Revaluation surplus of Refining Assets...........................................          16           --
    Revaluation surplus of Petrochemical and Catalyst Assets.........................          --          257
    Impairment losses on revalued assets (Note 7)....................................          --         (709)
                                                                                          -------      -------
    At December 31...................................................................      30,341       27,998
                                                                                          -------      -------

CAPITAL RESERVE (Note (a))
    At January 1.....................................................................     (18,878)     (18,960)
    Transfer from other reserves.....................................................         (82)        (257)
                                                                                          -------      -------
    December 31......................................................................     (18,960)     (19,217)
                                                                                          -------      -------

SHARE PREMIUM (Note (b))
    At January 1 and December 31.....................................................      18,072       18,072
                                                                                          -------      -------

STATUTORY SURPLUS RESERVE (Note (c))
    At January 1.....................................................................       4,429        6,330
    Appropriation of net income......................................................       1,901        3,228
                                                                                          -------      -------
    At December 31...................................................................       6,330        9,558
                                                                                          -------      -------

STATUTORY PUBLIC WELFARE FUND (Note (d))
    At January 1.....................................................................       4,429        6,330
    Appropriation of net income......................................................       1,901        3,228
                                                                                          -------      -------
    At December 31...................................................................       6,330        9,558
                                                                                          -------      -------

DISCRETIONARY SURPLUS RESERVE (Note (e))
    At January 1 and at December 31..................................................       7,000        7,000
                                                                                          -------      -------

OTHER RESERVES
    At January 1.....................................................................      12,533        3,868
    Deferred tax effect of surplus on land use rights (Note (f) and Note 20).........          16           --
    Realization of deferred tax on land use rights (Note (f))........................          (5)          (5)
    Transfer from retained earnings..................................................       1,157        1,499
    Revaluation surplus of Refining Assets...........................................          82           --
    Revaluation surplus of Petrochemical and Catalyst Assets.........................          --          257
    Consideration for Acquisitions of Ethylene Assets and Refining Assets (Note 1) ..      (3,652)          --
    Consideration for Acquisition of Petrochemical and Catalyst Assets (Note 1)......          --       (3,128)
    Net assets distributed to Sinopec Group Company (Note (g)).......................      (6,263)      (2,244)
                                                                                          -------      -------
    At December 31...................................................................       3,868          247
                                                                                          -------      -------

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)

                                                                                 December  31,
                                                                             ---------------------
                                                                              2003         2004
                                                                              RMB          RMB
RETAINED EARNINGS (Note (h))
    At January 1..........................................................    20,849     31,832
    Final dividend in respect of the previous financial years,
        approved and paid during the year (Note (i))......................    (5,202)    (5,202)
    Interim dividend (Note (j))...........................................    (2,601)    (3,468)
    Net income............................................................    22,424     36,019
    Transfer to statutory surplus reserve.................................    (1,901)    (3,228)
    Proposed transfer to statutory public welfare fund....................    (1,901)    (3,228)
    Revaluation surplus realized..........................................     1,316      1,891
    Realization of deferred tax on land use rights........................         5          5
    Transfer to other reserves............................................    (1,157)    (1,499)
                                                                              ------    -------
    At December 31........................................................    31,832     53,122
                                                                              ------    -------
                                                                              84,813    106,338
                                                                              ======    =======

Notes:

(a) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization and (ii) the difference between the considerations paid over the amount of the net assets acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants.

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

      Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the years ended December 31, 2003 and 2004, the Company transferred RMB 1,901 and RMB 3,228, respectively, being 10% of the current year's net income determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

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

      Pursuant to the shareholders' approval at the Annual General Meeting on May 18, 2004, the Board of Directors was authorized to determine the amount of the transfer for the six-month period ended June 30, 2004. The directors authorized the transfer of RMB 1,504, being 10% of the net income for the six-month period ended June 30, 2004 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



      The directors authorized the transfer of RMB 1,724, subject to shareholders' approval, being 10% of the net income for the six-month period ended December 31, 2004 determined in accordance with the PRC Accounting Rules and Regulations, to this fund. The transfer to this fund for the years ended December 31, 2003 and 2004 were RMB 1,901 and RMB 3,228, respectively.

(e) The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

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

(g) These represent net assets contributed from and distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended December 31, 2003 primarily represent certain assets retained by Sinopec Group Company in connection with the Acquisition of Ethylene Assets and the Acquisition of Refining Assets. The net assets distributed to Sinopec Group Company during the year ended December 31, 2004 primarily represent certain assets retained by Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets. These transactions were recorded at historical cost and were reflected as changes in other reserves in the year the acquisitions occurred.

(h) According to the Company's Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. As of December 31, 2003 and 2004, the amounts of retained earnings available for distribution were RMB 19,732 and RMB 37,124, respectively, being the amount determined in accordance with the PRC Accounting Rules and Regulations. Pursuant to a resolution passed at the Directors' meeting on March 25, 2005, a final dividend in respect of the year ended December 31, 2004 of RMB 0.08 per share totaling RMB 6,936 was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 6,936 in respect of the year ended December 31, 2004 has not been not recognized as a liability as of the balance sheet date.

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

      Pursuant to the shareholders' approval at the Annual General Meeting on May 18, 2004, a final dividend of RMB 0.06 per share totaling RMB 5,202 in respect of the year ended December 31, 2003 was declared and paid on June 28, 2004.

(j) Pursuant to the shareholders' approval at the Annual General Meeting on June 10, 2003, the Board of Directors was authorized to declare the interim dividends for the year ended December 31, 2003. According to the resolution passed at the Directors' meeting on August 22, 2003, an interim dividend of RMB 0.03 per share totaling RMB 2,601 was declared.

      Pursuant to the shareholders' approval at the Annual General Meeting on May 18, 2004, the Board of Directors was authorized to declare the interim dividends for the year ended December 31, 2004. According to the resolution passed at the Directors' meeting on August 27, 2004, an interim dividend of RMB 0.04 per share totaling RMB 3,468 was declared.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



27.   COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

     The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

     As of December 31, 2004, the future minimum lease payments under operating leases are as follows:

                                                          RMB
2005............................................        3,452
2006............................................        3,343
2007............................................        3,278
2008............................................        3,245
2009............................................        3,225
Thereafter......................................       97,527
                                                      -------
Total minimum lease payments....................      114,070
                                                      =======

     The Group's leasing arrangement impose no restrictions on dividends, additional debt and/or further leasing.

Capital commitments

     As of December 31, 2004, the Group had capital commitments as follows:

                                                        RMB
The Group
Authorized and contracted for...................     43,001
Authorized but not contracted for...............     60,173
                                                    -------
                                                    103,174
                                                    =======
Jointly controlled entities
Authorized and contracted for...................      3,157
Authorized but not contracted for...............      2,088
                                                    -------
                                                      5,245
                                                    =======

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


     The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 65, RMB 97 and RMB 189 for the years ended December 31, 2002, 2003 and 2004, respectively.

     Estimated future annual payments as of December 31, 2004 are as follows:

                                                          RMB
2005...........................................            90
2006...........................................           120
2007...........................................            75
2008...........................................            67
2009...........................................            74
Thereafter.....................................           279
                                                        -----
Total payments.................................           705
                                                        =====

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

     (b) As of December 31, 2004, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                       RMB
Associates......................................      4,828
                                                      =====

      As of December 31, 2004, the Company's guarantees were primarily provided to BASF-YPC Company Limited ("BASF-YPC"), an associate. BASF-YPC signed domestic and foreign currencies denominated loan agreements equivalent to RMB 11,700 in March 2003. To enhance the credit standing of BASF-YPC, the Company guarantees the interest payments as well as the repayment of the loans to an amount of RMB 4,680. Payments are due if the Company is notified that BASF-YPC is not able to fulfill its obligations at the maturity date. No collateral secures BASF-YPC's obligation or the Company's guarantee. As of December 31, 2004, it is not probable that the Company will be required to make payments under the guarantee. Thus no liability has been accrued for a loss related to the Company's obligation under this guarantee arrangement.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



Environmental contingencies

     To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 287, RMB 245 and RMB 248 for the years ended December 31, 2002, 2003 and 2004, respectively.

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

28.   CONCENTRATION OF RISKS

Credit risk

      The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments, represent the Group's maximum exposure to credit risk in relation to financial assets.

      The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues during the years ended December 31, 2002, 2003 and 2004.

      No other financial assets carry a significant exposure to credit risk.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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

Interest rate risk

     The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 22.

Supply risk

     The Group's largest domestic supplier of crude oil is PetroChina Company Limited. Negotiating another contract with a key supplier at similar terms and costs could have a severe and significant impact on the Group's results of operations.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



29.   RELATED PARTY TRANSACTIONS

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

     The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

                                                                          Years ended December 31,
                                                                         ---------------------------
                                                                 Note       2002     2003      2004
                                                                         -------   -------   -------
                                                                            RMB       RMB      RMB
Sales of goods................................................    (i)     28,563   32,134     63,507
Purchases.....................................................   (ii)     25,269   31,964     36,828
Transportation and storage....................................   (iii)     1,269    1,572      2,003
Exploration and development services..........................   (iv)     10,310   13,699     14,446
Production related services...................................    (v)      7,094    8,421      9,036
Ancillary and social services.................................   (vi)      1,870    1,783      1,740
Operating lease charges.......................................   (vii)     2,523    2,924      3,297
Agency commission income......................................  (viii)        37       41         41
Intellectual property licence fee paid........................   (ix)         10       10         10
Interest received.............................................    (x)        117      114         59
Interest paid.................................................   (xi)        636      583        622
Net deposits (withdrawn from)/placed with related parties.....   (xii)    (1,758)  (1,634)       340
Net loans obtained from/(repaid to) related parties...........  (xiii)     1,390      (24)     1,575

     The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2004 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

     There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2003 and 2004.

     The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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

(viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of and purchase of material for certain entities owned by Sinopec Group Company.

 (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of licenses, trademarks, patents, technology and computer software.

(x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2003 and 2004 were RMB 4,331 and RMB 4,671, respectively.

(xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xii)  Deposits were withdrawn from/placed with Sinopec Finance Company
       Limited.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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

(c) The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,447 and RMB 567, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)



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

      As discussed in Note 1, the Group acquired the equity interest of Sinopec Maoming from Sinopec Group Company for a consideration of RMB 3.3 billion. As of the valuation date, the carrying amount of the net asset acquired approximated the net appraised amount of RMB 3.3 billion.

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

      As discussed in Note 1, pursuant to the resolutions passed at the Extraordinary General Meeting held on December 21, 2004, the Group acquired the equity interests of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants from Sinopec Group Company for a total consideration payable of RMB 3,128. In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company for a total consideration payable of RMB 2,232. In connection with these acquisitions, the Group disposed of certain property, plant and equipment, with net book value of RMB 1,857, and certain other assets and liabilities, related to its oilfield downhole operation (the "Downhole Assets") to Sinopec Group Company for a consideration receivable of RMB 1,712, which approximated the net carrying value of the assets and liabilities, resulting in a net cash consideration of RMB 3,648 payable to Sinopec Group Company.

30.   EMPLOYEE BENEFITS PLAN

     As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the years ended December 31, 2002, 2003 and 2004 were RMB 1,726, RMB 1,882 and RMB 2,242, respectively.

      The Company implemented a plan of share appreciation rights for members of its senior management in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

      Under the plan, all share appreciation rights have an exercise period of five years. A recipient of share appreciation rights may not exercise the rights in the first three years after the date of grant. As of each of the third, fourth and fifth anniversary of the date of grant, the total number of share appreciation rights exercisable may not in aggregate exceed 30%, 70% and 100%, respectively, of the total share appreciation rights granted to such person.

      During 2003, the Company granted 258.6 million share appreciation right units to eligible employees.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

            (All amounts in millions of Renminbi, except share data)


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

     The Company recognizes compensation expense of the share appreciation rights over the applicable vesting period. For the year ended December 31, 2004, compensation expense recognized was RMB 150.

31.   SEGMENTAL REPORTING

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

     (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


     Reportable information on the Group's business segments is as follows:


                                                                   Years ended December  31,
                                                              -----------------------------------
                                                                 2002        2003         2004
                                                              --------     -------       -------
                                                                  RMB         RMB          RMB
SALES OF GOODS
Exploration and production
     External sales.......................................      10,920      14,936        15,970
     Inter-segment sales..................................      39,407      47,287        60,053
                                                              --------     -------       -------
                                                                50,327      62,223        76,023
Refining
     External sales.......................................      41,639      51,445        63,388
     Inter-segment sales..................................     168,615     217,755       289,699
                                                              --------     -------       -------
                                                               210,254     269,200       353,087
Marketing and distribution
     External sales.......................................     184,378     238,210       342,840
     Inter-segment sales..................................       2,329       2,602         2,831
                                                              --------     -------       -------
                                                               186,707     240,812       345,671
Chemicals
     External sales.......................................      72,154      91,964       126,013
     Inter-segment sales..................................       7,878       7,415        12,510
                                                              --------     -------       -------
                                                                80,032      99,379       138,523
Corporate and others
     External sales.......................................      24,782      33,394        48,986
     Inter-segment sales..................................      20,355      30,371        32,046
                                                              --------     -------       -------
                                                                45,137      63,765        81,032
Elimination of inter-segment sales........................    (238,584)   (305,430)     (397,139)
Total sales of goods......................................     333,873     429,949       597,197
                                                              --------     -------       -------

OTHER OPERATING REVENUES
Exploration and production................................       7,305       8,039         9,283
Refining..................................................       3,074       4,573         5,186
Marketing and distribution................................         342         548           755
Chemicals.................................................       4,293       4,461         6,170
Corporate and others......................................       1,191       1,431         1,192
                                                              --------     -------       -------
Total other operating revenues............................      16,205      19,052        22,586
                                                              --------     -------       -------
Total operating revenues..................................     350,078     449,001       619,783
                                                              =========    =======       =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


                                                                 Years ended December  31,
RESULT                                                        ---------------------------------
                                                               2002         2003         2004
                                                              ------      -------       -------
                                                                RMB          RMB          RMB
OPERATING INCOME BY SEGMENT
   - Exploration and production.........................      14,787       19,160        25,614
   - Refining...........................................       6,024        6,073         5,943
   - Marketing and distribution.........................       8,401       11,943        14,716
   - Chemicals..........................................       1,088        3,543        18,721
   - Corporate and others...............................        (999)      (1,836)       (1,925)
                                                              ------      -------       -------
Total operating income.................................       29,301       38,883        63,069
                                                              ------      -------       -------
INCOME/(LOSS) FROM ASSOCIATES
   - Exploration and production.........................         152          293           447
   - Refining...........................................           1           (1)           58
   - Marketing and distribution.........................          63           43           302
   - Chemicals..........................................          24          (41)         (164)
   - Corporate and others...............................          84          102           154
                                                              ------      -------       -------
Aggregate income from associates .......................         324          396           797
                                                              ------      -------       -------
FINANCE COSTS
     Interest expense...................................      (4,932)      (4,365)       (4,583)
     Interest income....................................         351          322           374
     Foreign exchange losses............................        (427)        (450)         (223)
     Foreign exchange gains.............................          60           30            61
                                                              ------      -------       -------
NET FINANCE COSTS.......................................      (4,948)      (4,463)       (4,371)
Gain from issuance of shares by a subsidiary............          --          136           --
Investment income........................................        239           89           111
                                                              ------      -------       -------
INCOME BEFORE INCOME TAX AND MINORITY INTERESTS.........      24,916       35,041        59,606
Income tax..............................................      (7,491)     (10,645)      (17,815)
                                                              ------      -------       -------
INCOME BEFORE MINORITY INTERESTS........................      17,425       24,396        41,791
Minority interests......................................      (1,129)      (1,972)       (5,772)
                                                              ------      -------       -------
NET INCOME..............................................      16,296       22,424        36,019
                                                              ======      =======       =======

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


                                                                        December 31,
                                                               ------------------------------
                                                                 2002      2003        2004
                                                               -------    -------     -------
                                                                  RMB       RMB         RMB
ASSETS
Segment assets
   - Exploration and production...........................      90,983    101,303     110,509
   - Refining.............................................      90,704     96,839     111,878
   - Marketing and distribution...........................      71,516     73,942      93,722
   - Chemicals............................................     101,667    101,130     105,032
   - Corporate and others.................................      18,610     14,445      17,574
                                                               -------    -------     -------
TOTAL SEGMENT ASSETS......................................     373,480    387,659     438,715
                                                               -------    -------     -------
Interests in associates
   - Exploration and production...........................       1,583      1,233       1,396
   - Refining.............................................         147        136         314
   - Marketing and distribution...........................       1,435      1,815       2,410
   - Chemicals............................................       3,624      3,517       4,315
   - Corporate and others.................................       1,275      1,420       1,787
                                                               -------    -------     -------
AGGREGATE INTERESTS IN ASSOCIATES.........................       8,064      8,121      10,222
                                                               -------    -------     -------
Unallocated assets........................................      25,734     24,404      25,657
                                                               -------    -------     -------
TOTAL ASSETS..............................................     407,278    420,184     474,594
                                                               =======    =======     =======
LIABILITIES
Segment liabilities
   - Exploration and production...........................      16,126     15,733      16,241
   - Refining.............................................      22,235     25,729      28,130
   - Marketing and distribution...........................      19,472     21,091      23,419
   - Chemicals............................................      15,458     18,951      16,528
   - Corporate and others.................................       9,046     10,022      15,547
                                                               -------    -------     -------
TOTAL SEGMENT LIABILITIES.................................      82,337     91,526      99,865
                                                               -------    -------     -------
Unallocated liabilities...................................     135,015    131,092     150,643
                                                               -------    -------     -------
TOTAL LIABILITIES.........................................     217,352    222,618     250,508
                                                               =======    =======     =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


         Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

                                                                               Years ended December 31,
                                                                            -------------------------------
                                                                             2002        2003         2004
                                                                            ------      ------       ------
                                                                              RMB         RMB          RMB
CAPITAL EXPENDITURE
Exploration and production............................................      20,228      20,628       21,234
Refining..............................................................       6,698       9,788       14,272
Marketing and distribution............................................       6,982       6,826       16,678
Chemicals.............................................................       7,769       7,680       11,025
Corporate and others..................................................         816         518        1,550
                                                                            ------      ------       ------
                                                                            42,493      45,440       64,759
                                                                            ======      ======       ======
CAPITAL EXPENDITURE OF JOINTLY CONTROLLED ENTITIES
Exploration and production............................................          --       1,200        1,323
Chemicals.............................................................          --       2,993        5,178
                                                                            ------      ------       ------
                                                                                --       4,193        6,501
                                                                            ------      ------       ------
DEPRECIATION, DEPLETION AND AMORTIZATION
Exploration and production............................................       9,033       9,413       12,066
Refining..............................................................       6,097       6,434        7,730
Marketing and distribution............................................       1,968       2,431        2,759
Chemicals.............................................................       9,030       9,149        9,325
Corporate and others..................................................         364         524          462
                                                                            ------      ------       ------
                                                                            26,492      27,951       32,342
                                                                            ======      ======       ======
IMPAIRMENT LOSSES ON LONG-LIVED ASSETS RECOGNIZED IN STATEMENT OF INCOME
Exploration and production............................................          --         310           98
Refining..............................................................          --         114           14
Marketing and distribution............................................          --          --        1,769
Chemicals.............................................................          --         453        2,038
                                                                            ------      ------       ------
                                                                                --         877        3,919
                                                                            ======      ======       ======
IMPAIRMENT LOSSES ON LONG-LIVED ASSETS RECOGNIZED IN SHAREHOLDERS' EQUITY
Chemicals.............................................................          --          --          709
                                                                            ======      ======       ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


 PRINCIPAL SUBSIDIARIES

     Details of the Group's principle subsidiaries are as follows:

                                      Particulars  Type of   Percentage of equity
                                       of issued    legal     held by     held by
   Name of company                      capital     entity  the Company  Subsidiary   Principal activities
   ---------------                      -------    -------  -----------  ----------   --------------------
                                                                  %          %
China Petrochemical International       RMB1,400   Limited     100.00      --          Trading of crude oil and
   Company Limited                                 company                             petrochemical products

Sinopec Beijing Yanhua Petrochemical   RMB 3,374   Limited      70.01      --          Manufacturing of chemical products
  Company Limited                                  company

Sinopec Sales Company Limited          RMB 1,700   Limited     100.00      --          Marketing and distribution of refined
                                                   company                             petroleum products

Sinopec Shengli Oilfield Company      RMB 29,000   Limited     100.00      --          Exploration and production of crude
   Limited                                         company                             oil and natural gas

Sinopec Fujian Petrochemical           RMB 2,253   Limited      50.00      --          Manufacturing of plastics,
   Company Limited (i)                             company                             intermediate petrochemical products
                                                                                       and petroleum products

Sinopec Qilu Petrochemical Company     RMB 1,950   Limited      82.05      --          Manufacturing of intermediate
  Limited                                          company                             petrochemical products and petroleum
                                                                                       products

Sinopec Shanghai Petrochemical         RMB 7,200   Limited      55.56      --          Manufacturing of synthetic fibers,
   Company Limited                                 company                             resin and plastics, intermediate
                                                                                       petrochemical products and petroleum
                                                                                       products

Sinopec Shijiazhuang Refining-        RMB 1,154    Limited      79.73      --          Manufacturing of intermediate
  Chemical Company Limited                         company                             petrochemical products and petroleum
                                                                                       products

Sinopec Kantonnes Holdings Limited      HK$ 104    Limited        --      72.40        Trading of crude oil and petroleum
                                                   company                             products

Sinopec Wuhan Petroleum Group           RMB 147    Limited      46.25      --          Marketing and distribution of refined
   Company Limited (i)                             company                             petroleum products

Sinopec Wuhan Phoenix Company           RMB 519    Limited      40.72      --          Manufacturing of petrochemical
   Limited (i)                                     company                             products and petroleum products

Sinopec Yangzi Petrochemical Company  RMB 2,330    Limited      84.98      --          Manufacturing of intermediate
   Limited                                         company                             petrochemical products and petroleum
                                                                                       products

Sinopec Yizheng Chemical Fiber        RMB 4,000    Limited      42.00      --          Production and sale of polyester
   Company Limited (i)                             company                             chips and polyester fibers

Sinopec Zhenhai Refining and          RMB 2,524    Limited      71.32      --          Manufacturing of intermediate
   Chemical Company Limited                        company                             petrochemical products and petroleum
                                                                                       products

Sinopec Zhongyuan Petroleum Company     RMB 875    Limited      70.85      --          Exploration and production of crude
   Limited                                         company                             oil and natural gas

Zhongyuan Petrochemical Company       RMB 2,400    Limited      93.51      --          Manufacturing of chemical products
   Limited                                         company

Sinopec Shell (Jiangsu) Petrochemical   RMB 455    Limited      60.00      --          Marketing and distribution of refined
    Marketing Company Limited                      company                             petroleum products

BP Sinopec (Zhejiang) Petrochemical     RMB 647    Limited      60.00      --          Marketing and distribution of refined
   Company Limited                                 company                             petroleum products


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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


33. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial assets of the Group include cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments as of December 31, 2003 and 2004.

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

     The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2003 and 2004:

                                                                  December 31,
                                                               ----------------
                                                               2003        2004
                                                               ----        ----
                                                               RMB         RMB

Carrying amount..........................................    57,448      73,120
Fair value...............................................    57,546      73,263

     The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

     Investments are unquoted equity interests, and are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. There are no quoted market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

     The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


34.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

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

(c)  Revaluation of property, plant and equipment

     As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group were revalued as of September 30, 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets were revalued as of December 31, 2000, June 30, 2003, October 31, 2003 and June 30, 2004, respectively, in connection with the Acquisitions of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets. Under IFRS, such revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

     Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' equity.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


(d)  Exchange of assets

     As described in Note 29, the Company and Sinopec Group Company entered into an asset swap transaction on December 19, 2002. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. Accordingly, the US GAAP adjustments represent the amortization effect of such originating adjustments described above.

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

(f)  Capitalized interest on investment in associates

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

(g)  Goodwill amortization

     Under IFRS, goodwill and negative goodwill are amortized on a systematic basis over their useful lives.

     Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortized beginning January 1, 2002. Instead, goodwill is reviewed for impairment upon adoption of SFAS No.142 and annually thereafter.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


(h)  Companies included in consolidation

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

     Presented below is summarized financial information prepared in accordance with US GAAP of such subsidiaries and jointly controlled entities.

                                                   Years ended December 31,
                                                 ----------------------------
                                                 2002        2003        2004
                                                 ----        ----        ----
                                                  RMB         RMB         RMB

Revenues.....................................   16,719      21,735      28,004
Income before income tax.....................      666       1,329       1,373
Net income...................................      468       1,090         969


                                                   Years ended December 31,
                                                 ----------------------------
                                                 2002        2003        2004
                                                 ----        ----        ----
                                                  RMB         RMB         RMB

Current assets...............................     5,169       4,986       7,084
Total assets.................................    17,463      27,607      41,213
Current liabilities..........................     4,612       5,902       7,222
Total liabilities............................     4,992       9,238      16,452
Total equity.................................    12,471      18,369      24,761

(i) Related party transactions

     Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 29 only refers to transactions with enterprises over which Sinopec Group Company is able to exercise significant influence.

     Under US GAAP, there are no similar exemptions. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 29.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)



(j)  Recently issued accounting standards

     SFAS No. 123R

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-based payment". SFAS No. 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting, which was permitted under Statement 123, as originally issued. For the Group, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. Currently, the Group does not expect the initial application of this statement will have a material impact on its consolidated financial statements.

     SFAS No. 151

     In November 2004, the FASB issued SFAS No. 151, "Inventory costs". SFAS No. 151 clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement requires that those items be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion based on normal capacity of the production facilities. For the Group, SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Currently, the Group does not expect the initial application of this statement will have a material impact on its consolidated financial statements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)


Reconciliation to US GAAP

     The effect on net income of significant differences between IFRS and US
GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows:
                                                                   Reference        Years ended December 31,
                                                                    in note     -------------------------------
                                                                     above      2002     2003     2004     2004
                                                                     -----      ----     ----     ----     ----
                                                                                 RMB      RMB      RMB      US$

Net income under IFRS...........................................               16,296   22,424   36,019   4,352
US GAAP adjustments:
     Foreign exchange gains and losses..........................      (a)          76       76       57       7
     Capitalization of property, plant and equipment............      (b)          12       12       12       1
     Reversal of deficit on revaluation of property, plant and..
       equipment, net of depreciation effect....................      (c)          --       86       (8)     (1)
     Depreciation on revalued property, plant and equipment.....      (c)       4,126    3,998    3,825     462
     Disposal of property, plant and equipment..................      (c)         544    1,316    1,891     228
     Exchange of assets.........................................      (d)          --       23       23       3
     Reversal of impairment of long-lived assets,
        net of depreciation effect..............................      (e)          59       47       29       4
     Capitalized interest on investment in associates...........      (f)         110      141      205      25
     Goodwill amortization for the year.........................      (g)           6       --        7       1
     Cumulative effect of adopting SFAS No.142..................      (g)          11       --       --      --

     Deferred tax effect of US GAAP adjustments.................               (1,509)  (1,715)  (2,085)   (252)
                                                                               ------   ------   ------   -----
Net income under US GAAP........................................               19,731   26,408   39,975   4,830
                                                                               ======   ======   ======   =====
Basic earnings per share under US GAAP..........................                 0.23     0.30     0.46    0.06
                                                                               ======   ======   ======   =====
Basic earnings per ADS under US GAAP*...........................                22.76    30.46    46.11    5.57
                                                                               ======   ======   ======   =====

* Basic net income per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

     The effect on shareholders' equity of significant differences between IFRS and US GAAP as of December 31, 2003 and 2004 is as follows:
                                                                       Reference       Years ended December 31,
                                                                        in note     -----------------------------
                                                                         above        2003       2004       2004
                                                                         -----      -------     -------    ------
                                                                                       RMB        RMB        US$

Shareholders' equity under IFRS........................................             171,515     193,040    23,324
US GAAP adjustments:
     Foreign exchange gains and losses.................................     (a)        (352)       (295)      (36)
     Capitalization of property, plant and equipment...................     (b)         (12)         --        --
     Revaluation of property, plant and equipment......................     (c)     (12,943)     (6,783)     (820)
     Deferred tax adjustments on revaluation...........................     (c)       4,004       2,101       254
     Exchange of assets................................................     (d)        (555)       (532)      (64)
     Reversal of impairment of long-lived assets.......................     (e)        (561)       (532)      (64)
     Capitalized interest on investment in associates..................     (f)         321         526        64
     Goodwill..........................................................     (g)          17          24         3
     Deferred tax effect of US GAAP adjustments........................                 398         301        36
                                                                                    -------     -------    ------
Shareholders' equity under US GAAP.....................................             161,832     187,850    22,697
                                                                                    =======     =======    ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           (All amounts in millions of Renminbi, except share data)



35. SUBSEQUENT EVENT

     On December 29, 2004, the Group announced its proposal to privatise Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua"), a non-wholly owned subsidiaries in which the Group holds approximately 70% of the equity interests. According to the proposal, the Group will acquire the entire 1,012,000,000 H shares, representing approximately 30% of the issued share capital of Beijing Yanhua at HK$ 3.80 per share. The total consideration required to be paid by the Group was approximately HK$ 3,846 which will be settled in cash.

     Pursuant to the resolution passed in the Special General Meeting of Beijing Yanhua on March 4, 2005, the shareholders of the H shares in Beijing Yanhua agreed to dispose of and sell their shares in Beijing Yanhua to the Group at the above mentioned price, subject to the approval from the relevant PRC governmental and regulatory bodies.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                        PRODUCING ACTIVITIES (UNAUDITED)
                 (All currency amounts in millions of Renminbi)


     In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2002, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004 in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalized costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Table I:   Capitalized costs related to oil and gas producing activities
                                                                              Years ended December 31,
                                                                          -------------------------------
                                                                            2002        2003       2004
                                                                          --------    --------   --------
                                                                             RMB         RMB        RMB
Property cost                                                                  --          --          --
Wells and related equipment and facilities...........................     125,790     143,492     158,422
Supporting equipment and facilities..................................      10,809      13,140      12,324
Uncompleted wells, equipment and facilities..........................       4,526       5,535       9,262
                                                                          -------     -------       -----
Total capitalized costs..............................................     141,125     162,167     180,008
Accumulated depreciation, depletion, amortization and impairment
   allowances........................................................     (62,397)    (70,726)    (79,541)
                                                                          -------     -------     -------
Net capitalized costs................................................      78,728      91,441     100,467
                                                                          =======     =======     =======

Table II:   Cost incurred in exploration and development
                                                                               Years ended December 31,
                                                                          -------------------------------
                                                                            2002        2003       2004
                                                                          --------    --------   --------
                                                                             RMB         RMB        RMB
Exploration..........................................................       5,798       8,109       8,272
Development..........................................................      18,793      19,852      20,681
                                                                          -------     -------     -------
Total cost incurred..................................................      24,591      27,961      28,953
                                                                          =======     =======     =======

Table III:   Results of operations for oil and gas producing activities

                                                                              Years ended December 31,
                                                                          -------------------------------
                                                                            2002        2003       2004
                                                                          --------    --------   --------
                                                                             RMB         RMB        RMB
Revenues
     Sales...........................................................       8,687      11,850      11,833
     Transfers.......................................................      39,407      47,287       60,053
                                                                          -------     -------     -------
                                                                           48,094      59,137      71,886
Production costs excluding taxes.....................................     (15,174)    (16,187)    (17,182)
Exploration expenses.................................................      (4,363)     (6,133)     (6,396)
Depreciation, depletion, amortization and impairment provisions.......     (8,133)     (8,684)    (11,457)
Taxes other than income tax..........................................        (860)       (970)     (1,144)
                                                                          -------     -------     -------
Income before income tax.............................................      19,564      27,163      35,707
Income tax expense...................................................      (6,456)     (8,964)    (11,783)
                                                                          -------     -------     -------
Results of operations from producing activities......................      13,108      18,199      23,924
                                                                          =======     =======     =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                 PRODUCING ACTIVITIES (UNAUDITED) - (Continued)
                 (All currency amounts in millions of Renminbi)



     The results of operations for producing activities for the years ended December 31, 2002, 2003 and 2004 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

     The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2002, 2003 and 2004 are shown in the following table.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                 PRODUCING ACTIVITIES (UNAUDITED) - (Continued)
                 (All currency amounts in millions of Renminbi)


                                                                               Years ended December 31,
                                                                            -------------------------------
                                                                             2002        2003         2004
                                                                            ------      ------       ------

PROVED DEVELOPED AND UNDEVELOPED RESERVES (OIL) (MILLION BARRELS)
Beginning of year....................................................       3,215       3,320        3,257
Revisions of previous estimates......................................         119         (81)          23
Improved recovery....................................................         126         143          127
Extensions and discoveries...........................................         130         146          134
Production...........................................................        (270)       (271)        (274)
                                                                            -----       -----        -----
End of year..........................................................       3,320       3,257        3,267
                                                                            =====       =====        =====
PROVED DEVELOPED RESERVES
Beginning of year....................................................       2,444       2,732        2,786
                                                                            =====       =====        =====
End of year..........................................................       2,732       2,786        2,808
                                                                            =====       =====        =====
PROVED DEVELOPED AND UNDEVELOPED RESERVES (GAS)
   (billion cubic feet)
Beginning of year....................................................       3,488       3,329        2,888
Revisions of previous estimates......................................
                                                                             (133)       (649)         (95)
Extensions and discoveries...........................................         153         396          447
Production...........................................................        (179)       (188)        (207)
                                                                            -----       -----        -----
End of year..........................................................       3,329       2,888        3,033
                                                                            =====       =====        =====
PROVED DEVELOPED RESERVES
Beginning of year....................................................       1,183       1,056        1,249
                                                                            =====       =====        =====
End of year..........................................................       1,056       1,249        1,398
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

     The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2002, 2003 and 2004 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL INFORMATION ON OIL AND GAS
                 PRODUCING ACTIVITIES (UNAUDITED) - (Continued)
                 (All currency amounts in millions of Renminbi)



                                                                             Years ended December 31,
                                                                          -------------------------------
                                                                            2002        2003       2004
                                                                          --------    --------   --------
                                                                             RMB         RMB        RMB
Future cash flows....................................................     760,468     799,658   1,003,511
Future production costs..............................................    (287,887)   (311,568)   (350,012)
Future development costs.............................................     (26,852)    (23,838)    (25,577)
Future income tax expenses...........................................    (126,440)   (130,224)   (174,060)
                                                                         --------    --------    --------
Undiscounted future net cash flows...................................     319,289     334,028     453,862
10% annual discount for estimated timing of cash flows...............    (142,450)   (146,726)   (204,183)
                                                                         --------    --------    --------
Standardized measure of discounted future net cash flows.............     176,839     187,302     249,679
                                                                         ========    ========    ========


Table VI:   Changes in the standardized measure of discounted future net cash flows

                                                                             Years ended December 31,
                                                                          -------------------------------
                                                                            2002        2003       2004
                                                                          --------    --------   --------
                                                                             RMB         RMB        RMB
RSales and transfers of oil and gas produced, net of production costs.    (26,740)    (41,802)    (46,145)
Net changes in prices and production costs...........................      63,625      11,923      69,305
Net change due to extensions, discoveries and improved recoveries....      23,319      27,721      36,209
Revisions of previous quantity estimates.............................       8,253      (5,951)      2,204
Previously estimated development costs incurred during the year......       6,935       6,865       7,148
Accretion of discount................................................      10,323      15,242      16,176
Net change in income taxes...........................................     (27,793)     (2,992)    (22,733)
Others...............................................................         164        (543)        213
                                                                          -------     -------     -------
Net change for the year..............................................      58,086      10,463      62,377
                                                                          =======     =======     =======

                                   SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                      China Petroleum & Chemical Corporation

                                      By /s/ Chen Ge
                                      --------------
                                      Name:  Chen Ge
                                      Title: Secretary to the Board of Directors


Date:  June 27, 2005

                             List of Subsidiaries

         A list of China Petroleum & Chemical Corporation's principal subsidiaries is provide in Note 32 to the consolidated financial statements included in this annual report following Item 19.