Form 20-F
period 2005-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2006-05-25
CIK 1123658

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 20-F
(Mark One)
     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                                       OR
     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


         FOR THE TRANSITION PERIOD FROM _______ TO_______

                                               OR

     [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ...................

         FOR THE TRANSACTION PERIOD FORM ____________ TO __________


                         COMMISSION FILE NUMBER 1-15138

                                 ---------------

                                [GRAPHIC OMITTED]
                     CHINA PETROLEUM & CHEMICAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 ---------------

                         The People's Republic of China
                 (Jurisdiction of incorporation or organization)

                                 ---------------

                             A6, Huixingdong Street
                       Chaoyang District, Beijing, 100029
                         The People's Republic of China
                    (Address of principal executive offices)

                                 ---------------

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

                                                     Name of Each Exchange
             Title of Each Class                      On Which Registered
             -------------------                     ---------------------
American Depositary Shares, each representing
100 H Shares of par value RMB 1.00 per share ...  New York Stock Exchange, Inc.

H Shares of par value RMB 1.00 per share........  New York Stock Exchange, Inc.*

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


State-owned domestic shares, par value RMB 1.00 per share....    67,121,951,000
H Shares, par value RMB 1.00 per share.......................    16,780,488,000
A Shares, par value RMB 1.00 per share.......................     2,800,000,000

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes X        No__

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               Yes X        No__

         Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes X        No__

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

      Large accelerated filer X   Accelerated filer __ Non-accelerated filer __

         Indicate by check mark which financial statement item the Registrant has elected to follow.

                              Item 17 ___ Item 18 X

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes X        No__

                                Table of Contents

                                                                            Page

PART I        .................................................................4

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............4

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE..........................4

ITEM 3         KEY INFORMATION.................................................4

              A.  SELECTED FINANCIAL DATA......................................4

              B.  CAPITALIZATION AND INDEBTEDNESS..............................7

              C.  REASONS FOR THE OFFER AND USE OF PROCEEDS....................7

              D.  RISK FACTORS.................................................7

ITEM 4.       INFORMATION ON THE COMPANY......................................13

              A.  HISTORY AND DEVELOPMENT OF THE COMPANY......................13

              B.  BUSINESS OVERVIEW...........................................14

              C.  ORGANIZATIONAL STRUCTURE....................................29

              D.  PROPERTY, PLANT AND EQUIPMENT...............................29

ITEM 4A      UNRESOLVED STAFF COMMENTS........................................30

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................30

              A.  GENERAL.......................................................

              B.  CONSOLIDATED RESULTS OF OPERATIONS..........................34

              C.  DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS................42

              D.  LIQUIDITY AND CAPITAL RESOURCES.............................51

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................56

              A.  DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT................56

              B.  COMPENSATION................................................63

              C.  BOARD PRACTICE..............................................64

              D.  EMPLOYEES...................................................65

              E.  SHARE OWNERSHIP.............................................66

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............66

              A.  MAJOR SHAREHOLDERS..........................................66

              B.  RELATED PARTY TRANSACTIONS..................................66

              C.  INTERESTS OF EXPERTS AND COUNSEL............................67

ITEM 8.       FINANCIAL INFORMATION...........................................67

              A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.....67

              B.  SIGNIFICANT CHANGES.........................................68

ITEM 9.       THE OFFER AND LISTING...........................................68

              A.  OFFER AND LISTING DETAILS...................................68

ITEM 10.      ADDITIONAL INFORMATION..........................................69

              A.  SHARE CAPITAL...............................................69

              B.  MEMORANDUM AND ARTICLES OF ASSOCIATION......................69

              C.  MATERIAL CONTRACTS..........................................76

              D.  EXCHANGE CONTROLS...........................................76

              E.  TAXATION....................................................77

              F.  DIVIDENDS AND PAYING AGENTS.................................80

              G.  STATEMENT BY EXPERTS........................................80

              H.  DOCUMENTS ON DISPLAY........................................80

              I.  SUBSIDIARY INFORMATION......................................80

ITEM 11.      QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK......80

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........87

PART II      .................................................................87

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................87

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
              AND USE OF PROCEEDS.............................................87

              A.  MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES
                  HOLDERS.....................................................87

              B.  USE OF PROCEEDS.............................................87

ITEM 15.      CONTROLS AND PROCEDURES.........................................87

ITEM 16.      RESERVED........................................................88

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT.................................88

ITEM 16B.    CODE OF ETHICS...................................................88

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................88

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDITS COMMITTEES......88

ITEM 16E.    PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS.......................................................88

PART III     .................................................................88

ITEM 17.      FINANCIAL STATEMENTS............................................88

ITEM 18.      FINANCIAL STATEMENTS............................................88

ITEM 19.      EXHIBITS........................................................89

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

         o "HK$" are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

         o "US$" are to US dollars, the currency of the United States of America.

Conversion Conventions

         Conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources and one tonne to 7.1 barrels for crude oil we produce, representing the typical specific gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to
35.31 cubic feet.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

         o        "billion" are to a thousand million.

         o "BOE" are to barrels-of-oil equivalent; natural gas is converted at a ratio of 6,000 cubic feet of natural gas to one BOE.

         o "primary distillation capacity" are to the crude oil throughput capacity of a refinery's basic distillation units, calculated by estimating the number of days in a year that such basic distillation units are expected to operate, excluding downtime for regular maintenance, and multiplying that number by the amount equal to the units' optimal daily crude oil throughput.

         o "rated capacity" are to the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, excluding downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output or throughput, as the case may be.



                          CURRENCIES AND EXCHANGE RATES

         We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB 8.0702 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

         The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:


                                                                              Noon Buying Rate
Period                                                          End        Average(1)       High          Low
                                                                              (RMB per US$1.00)
2001....................................................      8.2766        8.2770        8.2786        8.2676
2002....................................................      8.2800        8.2772        8.2800        8.2759
2003....................................................      8.2767        8.2772        8.2800        8.2769
2004....................................................      8.2765        8.2767        8.2774        8.2764
2005....................................................      8.0702        8.1826        8.2765        8.0702
November 2005                                                 8.0804        8.0804        8.0877        8.0796
December 2005...........................................      8.0702        8.0702        8.0808        8.0702
January 2006............................................      8.0608        8.0608        8.0702        8.0596
February 2006...........................................      8.0415        8.0415        8.0616        8.0415
March 2006 .............................................      8.0167        8.0167        8.0505        8.0167
April 2006..............................................      8.0165        8.0165        8.0248        8.0040
May 2006 (up to May 19, 2006)...........................      8.0175        8.0175        8.0175        8.0005

----------------------
(1) Determined by averaging the rates on the last business day of each month during the relevant period.

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

         These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3. Key Information -- Risk Factors" and the following:

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3      KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected income statement data and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the selected balance sheet data as of December 31, 2004 and 2005 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected income statement data and cash flow data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and financial statements of the acquired businesses described below.

         We acquired from Sinopec Group Company the equity interests of Sinopec National Star Petroleum Company (Sinopec National Star) in 2001, the operations of Sinopec Group Maoming Petrochemical Company (Sinopec Maoming), Xi'an Petrochemical Main Factory (Xi'an Petrochemical) and Tahe Oilfield Petrochemical Factory (Tahe Petrochemical) in 2003, and the operations of Sinopec Group Tianjin Petrochemical Company, Sinopec Group Luoyang Petrochemical General Plant, Zhongyuan Petrochemical Company Limited, Sinopec Group Guangzhou Petrochemical General Plant and certain catalyst plants (collectively, Petrochemical and Catalyst Assets) in 2004. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial position and the results of operations of these companies on a combined basis.

         Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and "Item 5. Operating and Financial Review and Prospects " included elsewhere in this annual report. Unless otherwise indicated, our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America, or US GAAP. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.


                                                                      Years Ended December 31,
                                               ----------------------------------------------------------------------
                                                 2001(6)     2002(6)     2003(6)    2004(6)       2005        2005
                                               ----------------------------------------------------------------------
                                                   RMB         RMB         RMB        RMB          RMB       US$(5)
                                                          (in millions, except per share and per ADS data)
Income Statement Data(1):
IFRS
   Consolidated results
   Operating revenues.....................      326,424     350,078     449,001     619,783     823,117     101,994
   Other income...........................            -           -           -           -       9,415       1,167
   Purchased crude oil, products and
     operating supplies and expenses......     (222,700)   (239,088)   (313,238)   (443,590)   (653,056)    (80,923)
   Selling, general and administrative
     expenses.............................      (18,986)    (22,367)    (27,228)    (31,843)    (33,709)     (4,177)
   Depreciation, depletion and
     amortization.........................      (24,343)    (26,492)    (27,951)    (32,342)    (31,413)     (3,892)
   Exploration expenses, including dry
     holes................................       (3,775)     (4,363)     (6,133)     (6,396)     (6,411)       (794)
   Personnel expenses.....................      (14,307)    (15,024)    (16,972)    (18,634)    (18,483)     (2,290)
   Employee reduction expenses............       (2,546)       (244)     (1,040)       (919)       (369)        (46)
   Taxes other than income tax............      (12,033)    (12,015)    (13,581)    (16,324)    (17,152)     (2,125)
   Other operating expenses, net..........         (423)     (1,184)     (3,975)     (6,666)     (5,125)       (635)
                                               ----------------------------------------------------------------------
   Operating income.......................       27,311      29,301      38,883      63,069      66,814       8,279
   Interest expense, net of interest
     income and net foreign exchange
     gains (losses).......................       (3,884)     (4,948)     (4,463)     (4,371)     (4,621)       (573)
   Gains from issuance of shares by a
     subsidiary...........................            -           -         136           -           -           -
   Other income ..........................          503         563         485         908       1,035         129
                                               ----------------------------------------------------------------------
   Income before income tax...............       23,930      24,916      35,041      59,606      63,228       7,835
   Income tax.............................       (7,819)     (7,491)    (10,645)    (17,815)    (19,388)     (2,403)
                                               ----------------------------------------------------------------------
   Net income.............................       16,111      17,425      24,396      41,791      43,840       5,432
                                               ======================================================================
   Attributable to:
     Equity shareholders of the Company...       15,503      16,296      22,424      36,019      40,920       5,071
     Minority interests...................          608       1,129       1,972       5,772       2,920         361
                                               ----------------------------------------------------------------------
   Net income.............................       16,111      17,425      24,396      41,791      43,840       5,432
                                               ======================================================================
   Basic earnings per share(2)............         0.18        0.19        0.26        0.42        0.47        0.06
   Basic earnings per ADS(2)..............        18.20       18.80       25.86       41.54       47.20        5.85
   Cash dividends declared per share......         0.08        0.10        0.09        0.10        0.12        0.01
   Segment results
     Exploration and production...........       23,185      14,787      19,160      25,614      46,871       5,808
     Refining.............................        2,151       6,024       6,073       5,943      (3,505)       (434)
     Marketing and distribution...........        2,443       8,401      11,943      14,716      10,350       1,282
     Chemicals............................         (693)      1,088       3,543      18,721      14,296       1,771
     Corporate and others.................          225        (999)     (1,836)     (1,925)     (1,198)       (148)
                                               ----------------------------------------------------------------------
     Operating income.....................       27,311      29,301      38,883      63,069      66,814       8,279
                                               ======================================================================
US GAAP
   Depreciation, depletion and
     amortization.........................      (18,815)    (21,046)    (22,585)    (26,998)    (25,098)     (3,110)
   Income tax.............................       (8,084)     (8,825)    (12,143)    (19,614)    (20,969)     (2,598)
   Net income.............................       16,793      19,731      26,408      39,975      44,612       5,529
   Basic earnings per share (2)...........         0.20        0.23        0.30        0.46        0.51        0.06
   Basic earnings per ADS(2)..............        19.72       22.76       30.46       46.11       51.45        6.38
   Cash dividends declared per share......         0.08        0.10        0.09        0.10        0.12        0.01


                                                                         As of December 31,
                                               ----------------------------------------------------------------------
                                                 2001(6)     2002(6)     2003(6)    2004(6)       2005        2005
                                               ----------------------------------------------------------------------
                                                   RMB         RMB         RMB        RMB          RMB       US$(5)
                                                          (in millions, except per share and per ADS data)
Balance Sheet Data(1):
IFRS
   Cash and cash equivalents...............        22,345      19,324      16,263      16,381      13,745       1,703
   Total current assets....................       114,885     106,666     103,039     120,271     145,291      18,003
   Total non-current assets(3).............       286,093     301,614     317,145     354,323     392,030      48,578
   Total assets(3).........................       400,978     408,280     420,184     474,594     537,321      66,581
   Short-term debts and loans from Sinopec
     Group Company and its affiliates
     (including current portion of
     long-term debts)......................        52,306      39,710      34,046      41,021      41,243       5,110
   Long-term debts and loans from Sinopec
     Group Company and its affiliates
     (excluding current portion of
     long-term debts)......................        82,298      86,884      87,296      97,587     106,992      13,258
   Equity attributable to equity
     shareholders of the Company(3)........       159,558     166,777     171,515     193,040     223,556      27,701
   Capital employed(4).....................       295,469     298,198     302,645     346,313     387,486      48,014
US GAAP
   Total non-current assets................       260,566     279,552     297,308     337,784     375,895      46,578
   Total assets............................       370,895     381,049     395,361     450,971     512,164      63,464
   Long-term debts and loans from Sinopec
     Group Company and its affiliates
     (excluding current portion of
     long-term debts)......................        81,798      86,569      85,496      92,884      96,649      11,976
   Shareholders' equity....................       142,260     153,121     161,832     187,850     222,058      27,514


                                                                       Years Ended December 31,
                                               ----------------------------------------------------------------------
                                                   2001        2002        2003        2004        2005        2005
                                               ----------------------------------------------------------------------
                                                   RMB         RMB         RMB         RMB         RMB        US$(5)
                                                                            (in millions)
Other Financial Data(1):
IFRS
   Net cash from operating activities......        57,460      56,749      62,097      69,081      76,497       9,479
   Net cash (used in)/generated from
     financing activities..................       (17,092)    (16,681)    (14,473)      5,028      (8,060)       (999)
   Net cash used in investing activities...       (39,010)    (43,096)    (50,690)    (73,992)    (71,051)     (8,804)
   Capital expenditure
     Exploration and production............        20,276      20,228      20,628      21,234      23,095       2,862
     Refining..............................         9,152       6,698       9,788      14,272      14,127       1,751
     Marketing and distribution............        17,256       6,982       6,826      16,678      10,954       1,357
     Chemicals.............................        12,622       7,769       7,680      11,025       9,386       1,163
     Corporate and others..................           528         816         518       1,550       1,164         144
                                               ----------------------------------------------------------------------
     Total.................................        59,834      42,493      45,440      64,759      58,726       7,277
                                               ======================================================================
   Capital expenditure of jointly controlled
     entities
     Exploration and production............             -           -       1,200       1,323         772          95
     Chemicals.............................             -           -       2,993       5,178       1,830         227
                                               ----------------------------------------------------------------------
     Total.................................             -           -       4,193       6,501       2,602         322
                                               ======================================================================

------------------------
(1) The acquisition of Sinopec National Star in 2001, the acquisitions of Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical in 2003, and the acquisitions of Petrochemical and Catalyst Assets in 2004 from Sinopec Group Company are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests (as-if pooling-of-interests accounting). Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial position and results of operations of these acquired companies on a combined basis. The considerations for these acquisitions were treated as equity transactions.
(2) Basic earnings per share and per ADS have been computed by dividing net income attributable to equity shareholders of the Company by the weighted average number of shares in issue.
(3) Includes the effect of the revaluation of property, plant and equipment as of September 30, 1999. In addition, property, plant and equipment of Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, and Petrochemical and Catalyst Assets were revalued as of June 30, 2003, October 31, 2003, October 31, 2003 and June 30, 2004, respectively, in connection with the acquisitions by Sinopec Corp.
(4) Equals the sum of short-term debts, long-term debts, loans from Sinopec Group Company and its affiliates and total equity less cash and cash equivalents.
(5) Translated solely for the convenience of the readers into US dollars at the rate prevailing on December 31, 2005 of US$1.00 to RMB 8.0702.
(6) As described in Note 38 to the consolidated financial statements, certain reclassifications to periods prior to 2005 have been made to comply with certain new IFRS's adopted in 2005.

         B. CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

         C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

         D. RISK FACTORS

Risks Relating to Sinopec Corp.

         Our development plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties.

         Our current capital expenditures plan contemplates approximately RMB 70 billion in 2006. Our actual capital expenditures may vary significantly from these planned amounts due to various factors.

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

         In 2005, approximately 80% of the crude oil required for our refinery business was sourced from outside suppliers. In addition, our development will leave us no choice but to source an increasing amount of crude oil from outside suppliers. While we try to match price increases with corresponding crude oil price increases, our ability to pass on cost increases to our customers is dependent on international and domestic market conditions as well as the PRC government price control over refined petroleum products. In 2004 and 2005, crude oil price increased significantly, but we were not able to pass the increased material cost to our customers due to the government's tight control over prices of certain refined petroleum products including gasoline, diesel and jet fuel. Although it was reported that new petroleum products price-setting mechanism had been formulated by the relevant government authority, we cannot predict when the revised price-setting mechanism will be fully implemented, and if implemented, to what extent the new price-setting mechanism will allow us to pass our increased crude oil costs to our refined petroleum products customers.

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

         We are in the process of improving our internal controls and management systems to enable us to certify the effectiveness of our internal controls over financial reporting under the Sarbanes-Oxley Act of 2002. Our failure to timely and successfully upgrade these controls and systems could subject us to regulatory actions and harm the price of our stock.

         The United States Securities and Exchange Commission, as required by
Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management's assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. In preparation for the implementation of the requirements of Section 404, we are undertaking company-wide documentation of internal controls, performing the system and process evaluation and testing required. During the course of our evaluation, documentation and attestation, we have identified certain deficiencies that could adversely affect our ability to record, process, summarize and report financial data consistent with our management's assertions in our financial statements. Although we have commenced planning for remedial measures to make necessary improvements, we cannot assure you that we will be able to remedy those identified deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of
Section 404. We are also in the process of conducting further evaluation of our internal control over financial reporting and may identify other deficiencies that we may not be able to remedy in time by the deadline for compliance with
Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs or H shares. Furthermore, we have already incurred considerable costs and spent significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. We anticipate that we will continue to incur considerable costs and use significant resources for compliance with Section 404.

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

         o the levy of fines and payments for damages for serious environmental offenses; and

         o the government, at its discretion, to close any facility which fails to comply with orders and require it to correct or stop operations causing environmental damage.

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

         Most of our revenues are attributable to sales of refined petroleum products and petrochemical products, and certain businesses and related products have historically been cyclical and sensitive to the availability and prices of feedstock and general economic conditions, such as changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices and availability of substitute products and changes in consumer demand. With the further reduction of tariffs and other import restrictions in the PRC, many of our products have become increasingly subject to the cyclicality of global markets. While we are a company integrated with upstream, midstream and downstream operations, it can help us reduce the effects of industry cycles only to a certain extent.

         Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

         Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined and petrochemical products involve a number of hazards. For example, we handle many highly flammable, explosive, poisonous and harmful materials and operate many facilities under high pressure and high temperatures. As with many other companies in the world which conduct similar businesses, we have experienced accidents that have caused property damage and personal injuries and we cannot assure you that these industry-related accidents will not occur in the future. In addition, significant operating hazards and natural disasters may cause interruption to our operations and property and environmental damages that could have a material adverse impact on our financial condition and results of operations.

         Our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. We maintain insurance coverage with Sinopec Group Company on our property, plant, equipment and inventory. The amount of coverage is determined on the basis of the historical value of the covered fixed assets and, with respect to inventory, twice each year on the basis of the average month-end inventory value of the most recent six months. The amount of our insurance coverage may be less than the replacement cost of the covered properties and plants and may not be sufficient to cover all our financial losses. Furthermore, we do not carry any business interruption insurance or third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations other than third party liability insurance with respect to certain transportation vehicles. Losses incurred or payments required to be made by us, which are not fully insured, may have a material adverse effect on our results of operations.

Risks Relating to the PRC

         Government regulations may limit our activities and affect our business operations.

         The PRC government, though gradually liberalizing its regulation of oil and petrochemical industry, continues to exercise a certain degree of control over the petroleum and petrochemical industry in China by, among others:

         o licensing the right to explore and produce crude oil and natural gas;

         o publishing from time to time guidance prices for gasoline, diesel and jet fuel;

         o  allocating and pricing of certain resources and services;

         o assessing taxes and fees payable, such as the recently imposed special levy on revenues generated from sales of domestically produced crude oil when the realized price exceeds US$40 per barrel;

         o  setting import and export quotas and procedures; and

         o  setting safety, environmental and quality standards.

         As a result, we may face certain constraints on our flexibility and ability to expand our business operations or to maximize our profitability. Also see "-- Risks Relating to Sinopec Corp -- we may not be able to pass on all increases in our crude oil costs."

         Some of our development plans require compliance with state policies and regulatory confirmation and registration.

         We are currently engaged in a number of construction, renovation and expansion projects. Some of our large construction, renovation and expansion projects are subject to governmental confirmation and registration. The timing and cost of completion of these projects will depend on numerous factors, including such confirmation and registration from relevant PRC government authorities and general economic conditions in China. If any of our important projects required for our future growth are not confirmed or registered, or not confirmed or registered in a timely manner, our results of operations and financial condition could be adversely impacted.

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

         China became a member of the World Trade Organization ("WTO") in December 2001. In entering the WTO, China has agreed to significantly reduce the trade barriers over time for imports that have historically existed and that currently exist in China such as:

         o granting foreign-owned companies the right to import into China crude oil and refined petroleum products through companies authorized by the PRC government;

         o permitting foreign companies to distribute and market refined petroleum products in both retail and wholesale markets in China; and

         o significantly reducing tariffs on refined petroleum products and petrochemical products.

         As the refined petroleum product wholesale market is expected to open to foreign producers in 2006, we will face more competition in refined petroleum products market. Such increased foreign competition may have an adverse effect on our results of operations.

         Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.

         We receive substantially all of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency needs, including but not limited to:

         o  import of crude oil and other materials;

         o  debt service on foreign currency-denominated debt;

         o  purchases of imported equipment; and

         o payment of any cash dividends declared in respect of the H shares (including ADS) .

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

         The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the People's Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. As we outsource a significant portion of our crude oil requirement which are benchmarked to US dollar-denominated international prices, fluctuations in the value of the Renminbi against the US dollars and certain other foreign currencies may affect our crude oil costs. In addition, any significant revaluation of the Renminbi may have a material effect on our revenues and financial conditions, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

         Enforcement of shareholder rights; mandatory arbitration.

         Currently, the primary sources of shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, their provisions for protection of shareholder's rights and access to information are different from those applicable to companies incorporated in the United States, the United Kingdom and other Western countries. In addition, the mechanism for enforcement of rights under the corporate framework to which we are subject may also be relatively undeveloped and untested. To our knowledge, there has not been any published report of judicial enforcement in the PRC by H share shareholders of their rights under constituent documents of joint stock limited companies or the PRC Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock limited companies. We cannot assure you that our shareholders will enjoy protections that they may be entitled in other jurisdictions.

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

ITEM 4.     INFORMATION ON THE COMPANY

         A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at A6, Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China and our telephone number is (8610) 6499-0060 and our fax number is (8610) 6499-0022. We have appointed SINOPEC USA Inc., 150 E. 52nd St., 28th Fl., New York, NY 10022, USA (telephone number: (212) 759-5085) as our agent for service of processes for actions brought under the U.S. securities laws.

         We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder. Our principal businesses consist of petroleum and petrochemical businesses transferred to us by Sinopec Group Company pursuant to a reorganization agreement. Such businesses include:

         o exploration for, development, production and marketing of crude oil and natural gas;

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

         o providing physical geography exploration, and well drilling, survey, logging and downhole operational services;

         o manufacturing production equipment and providing equipment maintenance services;

         o  providing construction services;

         o  providing utilities, such as electricity and water; and

         o providing other operational services including transportation services.

         Sinopec Group Company transferred the businesses to us either by transferring its equity holdings in subsidiaries or by transferring their assets and liabilities. Sinopec Group Company also agreed in the reorganization agreement to transfer to us its exploration and production licenses and all rights and obligations under the agreements in connection with its core businesses transferred to us. The employees relating to these assets were also transferred to us.

         In order to expand our core businesses, prevent competition among members of the same group and reduce related party transactions, since 2001 we have acquired consecutively from Sinopec Group Company Sinopec National Star, Sinopec Maoming, Tahe Petrochemical and Xi'an Petrochemical, Petrochemical and Catalyst Assets, certain refining facilities and petrol stations. We have also sold and disposed of certain auxiliary assets.

         We privatized Sinopec Beijing Yanhua Petrochemical Company Limited (Beijing Yanhua) by way of merger by absorption through Beijing Feitian Petrochemical Co., Ltd. (Beijing Feitian), a wholly owned subsidiary of ours established for the purpose of such merger. In accordance with the Agreement of Merger by Absorption between Beijing Feitian and Beijing Yanhua dated December 29, 2004, during the year ended December 31, 2005, Beijing Feitian completed the purchase of the publicly-held shares of Beijing Yanhua from the public shareholders at HK$3.80 per share in cash, and the aggregate consideration for such merger is approximately HK$3.846 million (RMB 4.076 billion). The merger became effective in June 2005.

         We privatized Sinopec Zhenhai Refinery and Chemicals Co., Ltd. (ZRCC) by way of merger by absorption through Ningbo Yonglian Co., Ltd. (Ningbo Yonglian), a wholly owned subsidiary of ours established for the purpose of such merger. In accordance with the Agreement of Merger by Absorption between ZRCC and Ningbao Yonglian signed on November 12, 2005, Ningbo Yonglian purchased the listed H shares of ZRCC from its shareholders at HK$ 10.60 per share in cash, the total consideration being HK$ 7.672 billion. The proposed merger was approved on January 12, 2006 at the general meeting of shareholders and the general meeting of independent shareholders of ZRCC and has been approved by the shareholders of Ningbo Yonglian. ZRCC was delisted from the Hong Kong Stock Exchange on March 24, 2006.

         On February 25, 2006, our board of directors approved voluntary all-cash tender offers to acquire all the publicly-held shares of Sinopec Qilu Petrochemical Co., Ltd. at a price of RMB 10.18 per share, all the publicly-held shares of Sinopec Yangzi Petrochemical Co., at a price of RMB 13.95 per share, all the publicly-held shares of Sinopec Zhongyuan oil & Gas Hi-tech Co., Ltd. at a price of RMB 12.12 per share, all the publicly-held shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. at a price of RMB 10.30 per share and all the non-tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. held by other investors at a price of RMB 5.60 per share. Our tender offers became effective on April 6, 2006. Consequently, shares of each of Sinopec Yangzi Petrochemical Co., Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd. and Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. have been delisted from Shenzhen stock exchange as of April 21, 2006, and shares of Sinopec Qilu Petrochemical Co., Ltd. has been delisted from Shanghai Stock Exchange as of April 24, 2006. We expect to pay an aggregate of RMB 14.3 billion to the holders of the above shares if all of their shares are tendered to us.

B.       BUSINESS OVERVIEW

Exploration and Production

         Overview

         We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2005, we held 204 production licenses with terms ranging from 7 to 55 years. Our production licenses are renewable upon our application 30 days prior to expiration. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometers.

         As of December 31, 2005, we held 356 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is 7 years. Our exploration licenses may be renewed upon our application 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make an annual minimum exploration investment relating to the exploration blocks in respect of which the exploration licenses are issued. In addition, we are also obligated to pay an annual exploration license fee starting from RMB 100 per square kilometer up to RMB 500 per square kilometer. We are entitled under state laws and regulations to apply for reduction and exemption of exploration license fee for exploration in the western region, ocean and northeast region of the PRC.

         Properties

         We currently operate 16 oil and gas producing fields, each of which consists of many oil and gas producing blocks and all of which are located in China.

         Shengli oilfield is our most important producing oil field and the second largest producing oil field in China. It consists of 68 producing blocks of various sizes extending over an area of 61,000 square kilometers in northern Shandong province. Most of blocks are located in the Jiyang trough with various oil producing levels.In 2005, Shengli field produced 191 million barrels of crude oil and 31.08 billion cubic feet of natural gas, with an average daily production of 538 thousand barrels-of-oil equivalent, accounting for approximately 62.2% of our total crude oil and natural gas production for the year.

         We discovered Puguang gas field in northeast Sichuan Province, which is estimated to be the largest and most abundant marine facies natural gas field in China. We have prepared a phase I development plan, which plans to achieve commercial production of more than 4 billion cubic meters per annum of natural gas by 2008 and 8 billion cubic meters per annum by 2010. In connection with the contemplated project, we plan to build a natural gas pipeline from northeast Sichuan Province to Jinan, Shandong Province. The government has approved us to proceed with preparatory work for the project.

         Oil and Natural Gas Reserves

         Our estimated proved reserves of crude oil and natural gas as of December 31, 2005 were 3,786 million barrels-of-oil equivalent, (including 3,294 million barrels of crude oil and 2,952 billion cubic feet of natural gas). Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

         The following tables set forth our proved oil and gas reserves as of and for the years ended December 31, 2003, 2004 and 2005.

                                                                                    As of and For the Years
                                                                                      Ended December 31,
                                                                           ---------------------------------------
                                                                               2003          2004           2005
Proved developed and undeveloped reserves (crude oil)                                (in million barrels)
Beginning of year.................................................            3,320         3,257          3,267
Revisions of previous estimates...................................             (81)            23             26
Improved recovery.................................................              143           127            142
Extensions and discoveries........................................              146           134            138
                                                                           ---------------------------------------
Production........................................................            (271)         (274)          (279)
                                                                           ---------------------------------------
End of year.......................................................            3,257         3,267          3,294
Proved developed reserves (crude oil)                                                (in million barrels)
Beginning of year.................................................            2,732         2,786          2,808
                                                                           ---------------------------------------
End of year.......................................................            2,786         2,808          2,870
                                                                           =======================================
Proved developed and undeveloped reserves
                                                                                    (in billion cubic feet)
Beginning of year.................................................            3,329         2,888          3,033
Revisions of previous estimates...................................            (649)          (95)           (42)
Extensions and discoveries........................................              396           447            183
Production........................................................            (188)         (207)          (222)
                                                                           ---------------------------------------
End of year.......................................................            2,888         3,033          2,952
                                                                           =======================================
Proved developed reserves (natural gas)                                             (in billion cubic feet)
Beginning of year.................................................            1,056         1,249          1,398
                                                                           =======================================
End of year.......................................................            1,249         1,398          1,557
                                                                           =======================================


         The following tables set forth proved developed and undeveloped crude oil and natural gas reserves of our primary oil and gas producing fields as of December 31, 2003, 2004 and 2005.

                                                                                      As of December 31,
                                                                           ---------------------------------------
                                                                               2003          2004          2005
                                                                           ---------------------------------------
                                                                                     (in million barrels)
Proved developed and undeveloped crude oil reserves
Shengli...........................................................            2,271         2,307          2,362
Zhongyuan.........................................................              427           346            314
Xibei.............................................................              167           218            238
Henan.............................................................              184           173            154
Jiangsu...........................................................              108           112            112
Others............................................................              100           112            114
                                                                           ---------------------------------------
Total.............................................................            3,257         3,267          3,294
                                                                           =======================================

                                                                                      As of December 31,
                                                                           ---------------------------------------
                                                                          2003           2004          2005
                                                                           ---------------------------------------
                                                                               (in billion cubic feet)
Proved developed and undeveloped natural gas reserves
Shengli...........................................................              309           357            322
Zhongyuan.........................................................              567           512            383
Xibei.............................................................               77            67             95
Jiangsu...........................................................                7             9              9
Others(1).........................................................            1,928         2,088          2,143
                                                                           ---------------------------------------
Total.............................................................            2,888         3,033          2,952
                                                                           =======================================

Note: (1) indicates proved developed and undeveloped natural gas reserves primarily from Xinan and Huabei gas fields.

         Oil and Natural Gas Production

         In 2005, we produced an average of 865,000 barrels-of-oil equivalent per day, of which approximately 88.29% was crude oil and 11.71% was natural gas. The following tables set forth the average daily production of crude oil and natural gas for the years ended December 31, 2003, 2004 and 2005.


                                                                            For the Years Ended December 31,
                                                                           ---------------------------------------
                                                                            2003          2004         2005
                                                                           ---------------------------------------
                                                                                 (in thousand barrels)
Average daily crude oil production
Shengli..........................................................            518           519          524
Zhongyuan........................................................             70            65          62
Xibei............................................................             59            69          82
Henan............................................................             36            37          36
Jiangsu..........................................................             31            31          32
Others...........................................................             28            28          28
                                                                           ---------------------------------------
Total Production.................................................            742           749          764
                                                                           =======================================


                                                                            For the Years Ended December 31,
                                                                           ---------------------------------------
                                                                            2003          2004         2005
                                                                           ---------------------------------------
                                                                                 (in million cubic feet)
Average daily natural gas production
Shengli..........................................................             78            87          85
Zhongyuan........................................................            165           169          161
Xibei............................................................             44            47          50
Henan............................................................             10            11          10
Jiangsu..........................................................              9             5           6
Xinan............................................................            165           185          203
Others...........................................................             43            63          94
                                                                           ---------------------------------------
Total Production.................................................            514           567          608
                                                                           =======================================

         Lifting Cost & Realized Prices

         The following table sets forth our average lifting costs per barrel-of-oil equivalent of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2003, 2004 and 2005.


                                                                         Total         Shengli        Others
                                                                       -------------------------------------------
                                                                          (RMB)         (RMB)          (RMB)
For the year ended December 31, 2005
Average petroleum lifting cost per BOE..........................          66.44         66.35          66.58
Average realized sales price....................................
   Per barrel of crude oil......................................         375.30        379.01         366.98
   Per thousand cubic meters of natural gas.....................         673.01        880.91         656.56
For the year ended December 31, 2004
Average petroleum lifting cost per BOE...........................         55.64         55.14          56.55
Average realized sales price.....................................
   Per barrel of crude oil.......................................        275.56        279.37         266.78
   Per thousand cubic meters of natural gas......................        615.53        718.21         606.01
For the year ended December 31, 2003
Average petroleum lifting cost per BOE...........................         53.57         53.49          53.65
Average realized sales price.....................................
   Per barrel of crude oil.......................................        228.20        230.76         222.15
   Per thousand cubic meters of natural gas......................        595.75        584.90         596.66


         Exploration and Development Activities

         The following table sets forth the numbers of our exploration and development wells, including a breakdown of successful or productive wells and dry holes we drilled during the years ended December 31, 2003, 2004 and 2005.


                                                             Total         Shengli        Xibei         Others
                                                           -------------------------------------------------------
For the year ended December 31, 2005
Exploration
     -- Successful....................................         256            109            14            133
     -- Dry holes.....................................         289             91            16            182
Development
     -- Productive....................................       2,327            970            82          1,275
     -- Dry holes.....................................          21              1            12              8
For the year ended December 31, 2004
Exploration
     -- Successful....................................         300            149            10            141
     -- Dry holes.....................................         290             51            15            224
Development
     -- Productive....................................       2,365            999            56          1,310
     -- Dry holes.....................................          17              -            17              -
For the year ended December 31, 2003
Exploration
     -- Successful....................................         295            151             8            136
     -- Dry holes.....................................         265             88             8            169
Development
     -- Productive....................................       1,880            909            99            872
     -- Dry holes.....................................          10              4             3              3


         The following table sets forth the numbers of our development crude oil and natural gas wells as of December 31, 2005.

                                                                   As of December 31, 2005
                                                           ---------------------------------------
                                                             Total         Shengli        Others
                                                           ---------------------------------------
Crude oil development wells
     -- Total.........................................        29,072        17,558         11,514
     -- Productive....................................        23,614        13,751         9,863
Natural gas development wells
     -- Total.........................................         2,094           341          1,753
     -- Productive....................................         1,667           124          1,543


Refining

         Overview

         We processed approximately 139.9 million tonnes of crude oil in 2005, representing approximately 47.5% of China's total crude oil throughput. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2003, 2004 and 2005.


                                                                For the Years Ended December 31,
                                                       -------------------------------------------------
                                                          2003                2004                2005
                                                                       (in million tonnes)
Gasoline.......................................           21.7                23.6                23.0
Diesel.........................................           41.7                50.9                54.9
Kerosene including jet fuel....................            5.3                 6.4                 6.6
Light chemical feedstock.......................           16.5                17.7                21.1
Lubricant......................................            1.0                 1.3                 1.3
Liquefied petroleum gas........................            6.2                 7.1                 7.4
Fuel oil.......................................            7.3                 7.8                 6.9


         Gasoline and diesel are our largest revenue producing products, and are sold mostly through our marketing and distribution segment through both wholesale and retail channels. We use most of our production of chemical feedstock as feedstock for our own chemical operations. Most of our production of other refined petroleum products are sold domestically to a wide variety of industrial and agricultural customers, and a small amount are exported.

         Refining Facilities

         We operate 26 refineries in China, all of which are located in our principal market. As of December 31, 2005, our consolidated primary distillation capacity was 160 million tonnes per annum. The following table sets forth our total primary distillation capacity per annum and crude oil throughputs as of and for the years ended December 31, 2003, 2004 and 2005.


                                                                     As of and for the Years Ended December 31,
                                                                   ----------------------------------------------
                                                                        2003             2004            2005
                                                                   ----------------------------------------------
Primary distillation capacity (million tonnes per annum).......        142.3            155.2           160.1
Crude oil throughputs (million tonnes).........................        116.3            132.9           139.9


         In 2005, measured by the total output from our refineries, our overall gasoline yield was 16.4%, overall diesel yield was 39.2%, overall kerosene yield was 4.71% and overall light chemical feedstock yield was 15.1%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. "Yields" represents the number of tonnes of a refined petroleum product expressed as a percentage of the number of tonnes of our crude oil throughput. For the years ended December 31, 2003, 2004 and 2005, our overall yield for all refined petroleum products at our refineries was 92.63%, 93.09% and 93.24%, respectively.

         The following table sets forth the primary distillation capacity per annum and crude oil throughput as of and for the years ended December 31, 2003, 2004 and 2005 of each of our 13 large refineries.


                                          As of and for the Years Ended December 31,
                   -----------------------------------------------------------------------------------------
                                2003                           2004                          2005
                   -----------------------------------------------------------------------------------------
                      Primary                         Primary                        Primary
                    Distillation    Crude Oil      Distillation     Crude Oil     Distillation   Crude Oil
Refinery             Capacity       Throughput       Capacity       Throughput      Capacity     Throughput
------------------------------------------------------------------------------------------------------------
                                                      (in million tonnes)

Maoming.......          13.5         11.09             13.5           13.22           13.5          12.7
Zhenhai.......          17.0         13.63             20.0           15.95           20.0          17.1
Qilu..........          10.5          7.95             10.5            8.76           10.5          10.0
Yanshan.......           8.0          7.01              8.0            7.83            8.0           8.0
Guangzhou.....           7.7          6.85              7.7            7.38            7.7           6.7
Gaoqiao.......          10.0          8.42             11.0            9.05           11.0          10.1
Jinling.......          10.5          7.15             13.0            8.22           13.0          10.7
Tianjin.......           5.0          4.68              5.0            4.94            5.0           4.7
Yangzi........           8.0          6.26              8.0            6.38            8.0           7.8
Shanghai......           8.8          8.61              8.8            9.11           14.0           9.5
Changling.....           5.0          3.52              5.0            4.30            5.0           4.1
Luoyang.......           5.0          4.57              5.0            5.21            6.5           4.6
Jinmen........           5.0          3.18              5.0            3.67            5.0           3.9


         In 2005, we revamped and put on stream 18 sets of refining units to increase our refining capacity and to improve our refined petroleum product quality. Our hydro-refining capacity and coking capacity increased by 3.73 million tonnes per annum and by 2.8 million tonnes per annum, respectively, as of the end of 2005 over that at the end of 2004. In addition, we have completed the construction of the Ningbo-Shanghai-Nanjing pipeline for imported crude oil and have put it into commercial operation in 2005.

         Sources of Crude Oil

         Our most important raw material is crude oil. The following table sets forth the sources of our crude oil supply for the years ended December 31, 2003, 2004 and 2005.


                                                For the Years Ended December 31,
                                       --------------------------------------------------
                                         2003                 2004                 2005
                                       --------------------------------------------------
Source of Supply                                       (in million tonnes)
Self-supply.....................          28.2                 28.1                28.6
PetroChina Company Ltd..........          13.1                 10.3                 8.8
CNOOC Ltd.......................           5.6                  6.7                 5.1
Import..........................          71.1                 89.0                99.1
                                       --------------------------------------------------
   Total........................         118.0                134.2                141.6
                                       ==================================================

Marketing and Sales of Refined Petroleum Products

         Overview

         We operate the largest sales and distribution system for refined petroleum products in China. In 2005, we distributed and sold in China approximately 104.6 million tonnes of gasoline, diesel and kerosene including jet fuel, representing a market share of approximately 63.6% in China. Of our total sales volume of gasoline, diesel and kerosene including jet fuel, 63.5 million tonnes were sold through service stations that we wholly or jointly owned, leased and operated, 20.4 million tonnes were sold through our direct sales network, and the remaining 20.7 million tonnes were sold through our wholesale network.

         In 2005, we completed and put into operation a refined petroleum products pipeline in Southwest China, which we expect to reduce our transportation cost of refined petroleum products sold in that market. To further strengthen our refined petroleum products retail network and improve our brand awareness and customer loyalty, in 2005, we added a net of 786 service stations through construction or acquisition and renovated a number of our existing service stations.

         Most of the refined petroleum products sold by us are produced internally. In 2005, approximately 76.6% of our gasoline sales volume and approximately 83.8% of our diesel sales volumes were produced internally.

         Retail

         All of our retail sales are made through a network of service stations and petroleum shops which operate under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

         In 2005, we sold approximately 63.5 million tonnes of gasoline and diesel through our retail network, representing approximately 64.4% of our total gasoline and diesel sales volume. Our retail market share in 2005 was approximately 76.7% in our principal market. As of December 31, 2005, our retail network consists of 27,367 service stations, which are wholly-owned and operated by us or non-wholly-owned and operated or leased by us, and 2,280 franchised service stations that are owned and operated by third parties.

         Most of our wholly-owned service stations are located in central commercial districts or relatively heavy traffic areas. They typically have longer operating histories compared with other service stations and, therefore, often enjoy better brand name recognition and higher sales volume. The average gasoline and diesel sales volume of our operated service stations per annum was 1,686 tonnes, 2,003 tonnes and 2,321 tonnes, respectively, for the years ended December 31, 2003, 2004 and 2005.

         Direct Sales

         In 2005, we expanded the direct sales market for medium and small commercial customers and sold approximately 20.4 million tonnes of refined petroleum products, including 3.1 million tonnes of gasoline and 17.1 million tonnes of diesel, through direct sales to those commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

         Wholesale

         In 2005, we sold approximately 20.7 million tonnes of gasoline, diesel, kerosene including jet fuel through wholesale channels, representing approximately 19.8% of our total sales volume of gasoline, diesel, and kerosene including jet fuel. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain special customers designated by the government.

         We sold approximately 11.7 million tonnes of gasoline, diesel and kerosene including jet fuel to certain special customers designated by the government, representing approximately 56.7% of our aggregate wholesale volume of these products in 2005. These special customers include the military, railway, airlines, marine and utility industries and these sales are made at prices and in volumes directly or indirectly determined by the PRC government. Among our sales to these special customers, we sold approximately 836,000 tonnes of gasoline, 5.3 million tonnes of diesel, 5.6 million tonnes of kerosene including jet fuel, representing, respectively, 2.8%, 7.7% and 93.8% of our total sales volume of the respective products.

         Of our wholesale sales in 2005, we sold approximately 8.9 million tonnes of gasoline, diesel and kerosene including jet fuel through wholesale centers located in the 19 provinces in our principal market and our three branch sales companies outside our principal market, representing 43.3% of our total wholesale volume of these products. Most sales by the wholesale centers are made to large commercial or industrial customers and independent distributors from various industries such as public transportation, tourism and agricultural industries.

         Through our wholesale centers, we operate 495 storage facilities with a total capacity of approximately 12.8 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs, oil barges, rail tankers and oil trucks.

Chemicals

         Overview

         We are the largest petrochemical producer in China. We produce a full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber, chemical fertilizers and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated with our refining businesses, which supply most of our chemical feedstock such as naphtha. Because of strong domestic demand, most of our petrochemical products are sold in the domestic market.

         The following table sets forth our production of major chemical products for the years ended December 31, 2003, 2004 and 2005.


                                                                          For the Years Ended December 31,
                                                                        -----------------------------------
                                                                           2003         2004         2005
                                                                        -----------------------------------
                                                                                (in thousand tonnes)
Ethylene.......................................................           3,982         4,074       5,319
Synthetic resins...............................................           5,805         6,221       7,605
     of which: performance compound resins.....................           2,707         3,034       3,498
Synthetic rubbers..............................................             553           561         626
Monomers and polymers for synthetic fibers.....................           5,633         6,021       6,725
Synthetic fibers,                                                         1,659         1,654       1,570
     of which: differential fibers.............................             623           753         811
Urea...........................................................           2,028         2,630       1,780

Note:  (1) The operational data for 2003 and 2004 include the production of
           Maoming Ethylene, and that of various chemical assets acquired from Sinopec Group in 2004.

       (2) The operational data for 2005 include the production of the two joint venture ethylene facilities, Shanghai Secco and BASF-YPC.

         Products

         Intermediate Petrochemicals

         We are the largest ethylene producer in China. In 2005, Shanghai SECCO Petrochemical Co., Ltd., our ethylene joint venture with BP, and BASF-YPC Co., Ltd., our ethylene joint venture with BASF, both commenced production and significantly increased our ethylene capacity. Our rated ethylene capacity, including those of our two joint ventures, was 5.395 million tonnes per annum, which represented 69.4% of the total domestic ethylene capacity, as of December 31, 2005. In 2005, we produced 5.32 million tonnes of ethylene, representing approximately 70.4% of the total domestic output. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

         We produce aromatics mainly in the forms of benzene and xylene, which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester. We are the largest aromatics producer in China.

         Organic chemicals extracted mainly from olefins and aromatics are also intermediate petrochemicals and are essential raw materials for synthetic resins, synthetic rubber and synthetic fibers. We are the largest producer of butanol, styrene, paraxylene, vinyl acetate, phenol and acetone in China.

         The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2005 for our principal intermediate petrochemical products.


                                      Our Rated            Our
                                       Capacity         Production       Major Plants of Production
                                  ---------------------------------------------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Ethylene.....................           5,395            5,319        Yanshan, Shanghai, Yangzi, Qilu,
                                                                      Maoming, Guangzhou, Tianjin and
                                                                      Zhongyuan

Propylene....................           4,065            4,688        Yanshan, Shanghai, Yangzi, Qilu,
                                                                      Maoming, Guangzhou, Tianjin,
                                                                      Zhongyuan, Gaoqiao, Anqing,
                                                                      Jinan, Jingmen and Wuhan

Benzene......................           1,950            1,907        Yanshan, Shanghai, Yangzi, Qilu,
                                                                      Guangzhou, Zhenhai, Tianjin and
                                                                      Luoyang

Acetic acid..................             130              103        Shanghai and Yangzi

Styrene......................             964              891        Yanshan, Qilu and Guangzhou

Xylene.......................           1,868            1,892        Shanghai, Yangzi, Qilu, Tianjin
                                                                      and Luoyang

Phenol.......................             350              347        Yanshan and Gaoqiao

         Synthetic Resins

         Synthetic resins are a core downstream product group. Our principal synthetic resin products are polyethylene, polypropylene, polyvinyl chloride, or PVC, and polystyrene. We are the largest producer of polyethylene, polypropylene and polystyrene in China. Synthetic resins are widely used in various sectors including agriculture, construction, automobile and consumer products industries.

         The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2005.


                                      Our Rated            Our
                                       Capacity         Production       Major Plants of Production
                                  ---------------------------------------------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Polyethylene.....................        3,493            3,523       Yanshan, Shanghai, Yangzi, Qilu,
                                                                       Maoming, Guangzhou, Tianjin and
                                                                                  Zhongyuan

Polypropylene....................        2,915            3,123          Yanshan, Shanghai, Yangzi,
                                                                      Guangzhou, Wuhan, Jingmen, Qilu,
                                                                       Maoming, Tianjin, Zhongyuan and
                                                                                   Fujian

Polyvinyl chloride...............         600              586                      Qilu

Polystyrene......................         516              293           Yanshan, Qilu and Guangzhou

         Synthetic Fiber Monomers and Polymers

         Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam and polyester. Based on our 2005 production, we are the largest producer of all of these synthetic fiber monomers and polymers except for acrylonitrile in China. Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

         The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2005 for each type of our principal synthetic fiber monomers and polymers.


                                      Our Rated            Our
                                       Capacity         Production       Major Plants of Production
                                  ---------------------------------------------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Purified teraphthalic acid.......        2,584             2,655         Shanghai, Yangzi, Yizheng,
                                                                            Tianjin and Luoyang

Ethylene glycol..................        1,033              785        Yanshan, Shanghai, Yangzi and
                                                                                  Tianjin

Acrylonitrile....................         510               418        Shanghai, Gaoqiao, Anqing and
                                                                                    Qilu

Caprolactam......................         135               160           Shijiazhuang and Baling

Polyester .....................          2,856             2,602        Yanshan, Shanghai, Yizheng,
                                                                            Tianjin and Luoyang

         Synthetic Fibers

         We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber, acrylic fiber, nylon, vinylon fiber and polypropylene fiber.

         The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of and for the year ended December 31, 2005.


                                      Our Rated            Our
                                       Capacity         Production       Major Plants of Production
                                  ---------------------------------------------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Polyester fiber................          1,462             1,192       Yizheng, Shanghai, Tianjin and
                                                                                   Luoyang

Acrylic fiber..................           315               369           Shanghai, Anqing and Qilu

Nylon..........................            18                3                     Baling

Polypropylene fiber............            17                6                    Shanghai

         Synthetic Rubbers

         Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2005 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

         The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2005 for each of our principal synthetic rubbers.


                                      Our Rated            Our
                                       Capacity         Production       Major Plants of Production
                                  ---------------------------------------------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Cis-polybutadiene rubber.........         202               281       Yanshan, Qilu, Maoming and Gaoqiao

Styrene butadiene rubber.........         195               161       Yanshan, Qilu, Maoming and Gaoqiao

Styrene-butadiene-styrene                  70               145                    Yanshan
thermoplastic elastomers ........

Isobulylene isoprene rubber......          30               39                     Yanshan

         Chemical Fertilizers

         We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

         The following table sets forth our rated capacity per annum, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2005.


                                      Our Rated            Our
                                       Capacity         Production       Major Plants of Production
                                  ---------------------------------------------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Ammonia......................            2,135             1,091          Zhenhai, Jinling, Anqing,
                                                                       Jiujiang, Qilu, Hubei and Baling

Urea.........................            3,610             1,780          Zhenhai, Jinling, Anqing,
                                                                       Jiujiang, Qilu, Hubei and Baling

         Marketing and Sales of Petrochemicals

         Price and volume of petrochemical sales are primarily market driven. The southern and eastern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a competitive geographic advantage over our competitors.

         Our principal sales and distribution channels consist of direct sales to end-users, most of which are large and medium size manufacturing enterprises, and sales to distributors in our national sales network. In 2005, we sold approximately 53.8% of our petrochemical products directly to end-users and 46.2% to our distributors.

         In 2005, we established a specialized sales company for chemical products. Through the chemicals sales company, we intend to integrate our company-wide chemicals marketing and branding strategies and optimize our logistical support to and resource allocation in chemicals sales, so as to better leverage on our leading market position to enhance our overall profitability in our chemicals segment.

Competition

         Exploration and Production

         Because our production of crude oil has only constituted approximately 19.8% of our crude oil requirements, we generally do not compete for crude oil customers. However, we compete with other market participants such as PetroChina and CNOOC for the acquisition of desirable crude oil and natural gas prospects.

         Refining and Marketing of Refined Petroleum Products

         Market participants compete primarily on the basis of quality of products and service, efficiency of operations including proximity to customers and awareness of brand name. While we constantly face competition from PetroChina and other market players, we believe that we have a competitive advantage in our principal market over our competitors in most of these aspects.

         We expect competition in the refined petroleum products market to increase substantially when China fully opens its refined petroleum product market to foreign companies at the end of 2006. These competitors are likely to be large, reputable foreign companies producing quality products at competitive prices. There can be no assurance that such foreign competition will not adversely affect our existing market position and our results of operations in our refined petroleum products business.

         Chemicals

         We compete with domestic and foreign chemicals producers in the chemicals market. We believe our proximity to customers has given us significant competitive geographical advantages. Most of our petrochemical production facilities are located in the eastern and southern regions in China, an area which has experienced higher economic growth rates in China in the past two decades. Proximity of our production facilities to our markets has given us an advantage over our competitors in terms of easy access to our customers, resulting in lower transportation costs, more reliable delivery of products and better service to customers.

Patents and Trademarks

         In 2005, we applied for 835 patents in China, of which 662 have been granted patent rights. As of December 31, 2005, we owned a total of 2,582 patents in China. In addition, Sinopec Group Company owned a total of 3,148 patents in China as of December 31, 2005. We may use certain patents of Sinopec Group Company under royalty-free licenses. These patents expire from time to time and cover many products, processes and product uses. We also have royalty-free licenses from Sinopec Group Company to use certain Sinopec Group Company's trademarks and brands, including the "Sinopec" brand, for our products and services. Our trademark licenses from Sinopec Group Company are for a term of ten years commencing on February 25, 2000, and the licenses are renewable at our option.

Regulatory Matters

         Overview

         China's petroleum and petrochemical industry has seen significant liberalization in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined petroleum products are still subject to regulation of many government agencies including:

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

         o Publishing guidance prices for certain refined petroleum products, including gasoline and diesel;

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

         Regulation of Exploration and Production

         Exploration and Production Rights

         The PRC Constitution provides that all mineral and oil resources belong to the state. In 1986, the standing committee of the National People's Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources, or the MLR, to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities. Currently, only we, PetroChina, CNOOC and Yanchang
Petroleum Group Ltd. have received such approval.

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

         All companies approved by the State Council to engage in oil and gas exploration and production activities may apply for exploration and production licenses for onshore and off-shore oil and natural gas resources without geographical restrictions. Among the major PRC oil and gas companies, we have exploration and production licenses for the exploration and production of both onshore and offshore crude oil and natural gas resources in China, PetroChina has the exploration and production licenses for onshore crude oil and natural gas in China and CNOOC has the exploration and production licenses for offshore crude oil and natural gas in China.

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

         The price of natural gas has two components:

         o  ex-factory price; and

         o  pipeline transportation fee

         Prior to December 2005, ex-factory prices vary depending on whether or not the natural gas sold is within the government-formulated natural gas supply guidelines. For natural gas sold within the government-formulated supply guidelines, the NDRC fixes the ex-factory prices according to the nature of the customers. Most of these customers are fertilizer producers. For sales of natural gas which is produced in excess of the government-formulated natural gas supply plan, the NDRC publishes the median guidance ex-factory price and allows the producers to set the price within +/-10% of this guidance price.

         Since December 2005, the NDRC simplified the ex-factory price-setting mechanism by dividing gas prices into two tiers and publishing a median guidance ex-factory price for each tier. Producers may negotiate with their customers to set the price within +/-10% of the guidance price. In addition, the NDRC would adjust the guidance price by up to 8% annually to reflect the price trends of crude oil and other alternative energies.

         Natural gas producers also submit to the NDRC for examination and approval any proposed transportation fee for the natural gas transported by pipelines based on the capital investment made in the pipeline, the depreciation period for the pipeline and the ability of end users to pay.

         Regulation of Refining and Marketing of Refined Petroleum Products

         Volume and Price Controls on Gasoline and Diesel

         Controls on retail and wholesale sales. Other than as described below for sales to special customers, there are no state controls on volume allocations of gasoline and diesel. The PRC government continues to exercise control over gasoline and diesel prices.

         Beginning on October 17, 2001, the NDRC has started determining the retail guidance prices of gasoline and diesel based on the FOB prices on the Singapore, Rotterdam and New York markets. Within the limit of the total adjustable amount, the NDRC may adjust the prices of gasoline and diesel according to the market conditions in China. In addition, the NDRC would publish the retail guidance prices whenever it determines that the average price of these international markets have fluctuated over a certain limit. In the past few years when international crude oil prices and refined petroleum products prices both increased significantly, the PRC government implemented tighter price control over refined petroleum products by adjusting their prices in a lesser degree than their prevailing international prices, partially resulting in our inability to fully pass our increased crude oil costs to our refined petroleum products customers. See "Item 3. Key Information --D. Risk Factors --Risks Relating to Sinopec Corp. --We may not be able to pass on all increases in our crude oil costs."

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

         In 2005, the PRC government increased resources tax of crude oil and natural gas, respectively, from the range of RMB 8-30 to the range of RMB 14-30 per tonne for crude oil, and from the range of RMB 2-15 to the range of RMB 7-15 per thousand cubic meter for natural gas. The actual applicable rate for each oil field may differ depending on the volume of the exploration and production activities and the particular production costs at the oil field.

         On March 26, 2006, the PRC government imposed a special crude oil revenues levy on revenues generated from the sale of domestically produced crude oil when its realized price exceeds US$ 40 per barrel. The special crude oil revenues levy has five levels and is calculated and charged according to the progressive ad valorem rates on the excess amounts. The levy is calculated on a monthly basis and collected on a quarterly basis. The applicable rate of the levy is determined based on the weighted average crude oil sale price of the exploration and production company of a particular month.

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

Resource tax                   Aggregate volume sold or    RMB 14 to RMB 30 per tonne for crude oil. RMB 7 to RMB
                               self-consumed               15 per thousand cubic meters for natural gas. The actual
                                                           applicable rate for
                                                           each oil field may
                                                           differ depending on
                                                           the volume of the
                                                           exploration and
                                                           production activities
                                                           and costs required
                                                           for the production at
                                                           the particular oil
                                                           field.

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
                               value-added tax,
                               consumption tax and
                               business tax
Special Crude Oil              Any revenue derived         Progressive rate of 20% to 40% for revenue derived from
Revenue Levy                   from sale of domestically   crude oil with realized price in excess of US$ 40 per
                               produced crude oil when     barrel, i.e. 20% for the portion in excess of US$ 40 per
                               the realized crude oil      barrel up to US$ 45 per barrel (inclusive); 25% for the
                               price exceeds US$ 40 per    portion in excess of US$ 45 per barrel up to US$ 50 per
                               barrel. barrel (inclusive); 30% for the portion in excess of US$ 50 per barrel to
                                                           US$ 55 per barrel (inclusive); 35% for the portion in excess of US$ 55 per barrel to US$ 60 per barrel (inclusive); and 40%
                                                           for the portion in excess of US$ 60 per barrel.

__________
(1) Payable only by Sino-foreign oil and gas exploration and development cooperative projects, and the project companies of those cooperative projects are not subject to any other resource taxes or fees.

         C.       ORGANIZATIONAL STRUCTURE

         For a description of our relationship with Sinopec Group Company, see "Item 4. Information on the Company -- A. History and Development of the Company" and "Item 7. Major Shareholders and Related Party Transactions." For a description of our significant subsidiaries, see Note 33 to our consolidated financial statements.

         D.       PROPERTY, PLANT AND EQUIPMENT

         We own substantially all of our properties, plants and equipment relating to our business activities. We hold production licenses covering all of our interests in our developed and undeveloped crude oil and natural gas fields and productive wells. See "Item 4. Information on the Company -- B. Business Overview" for description of our property, plant and equipment.

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

         We paid pollutant discharge fees of approximately RMB 245 million in 2003, RMB 248 million in 2004 and RMB 493 million in 2005.

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

Insurance

         In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB
253.5 billion of coverage on our property and plants and approximately RMB 23.5 billion of coverage on our inventory. In 2005, we paid an insurance premium of approximately RMB 1,097 million to Sinopec Group Company for such coverage. Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

         The insurance coverage under SPI Fund applies to all enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of a major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

         Pursuant to an approval of the Ministry of Finance, on January 29, 2002 Sinopec Group Company entered into an agreement with China People's Insurance Company to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB
4.0 billion and a maximum of RMB 2.36 billion per occurrence.

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

         None.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         A.       GENERAL

         The following discussion and analysis should be read in conjunction with our audited financial statements and the accompanying notes. Certain financial information presented in this section is derived from our audited financial statements that have been prepared in accordance with IFRS. IFRS vary in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements. Unless otherwise indicated, all financial data presented on a consolidated basis or by segment, are presented net of inter-segment transactions (i.e., inter-segment and other intercompany transactions have been eliminated).

         We acquired Sinopec National Star Petroleum Company from Sinopec Group Company in 2001, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical Factory from Sinopec Group Company in 2003 and certain Petrochemical and Catalyst Assets from Sinopec Group Company in 2004. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial position and the results of operations of these acquired companies on a combined basis.

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

         Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties' capitalized costs are amortized based on the units of oil or gas produced. Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense. Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired. There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2003, 2004 and 2005.

         Impairment for long-lived assets

         If circumstances indicate that the net book value of a long-lived asset, including oil and gas properties, may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for our assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of reserve quantities, sales volume, selling price and amount of operating costs.

         Impairment losses recognized for each of the three years ended December 31, 2003, 2004 and 2005 in our statement of income and equity are summarized as follows:


                                                                                  Years ended December 31,
                                                                            ------------------------------------
                                                                                2003        2004        2005
                                                                            ------------------------------------
                                                                                 RMB         RMB         RMB
                                                                             millions    millions    millions

    Impairment losses on long-lived assets recognized in statement of income
    Exploration and production............................................        310          98           60
    Refining..............................................................        114          14           --
    Marketing and distribution............................................         --       1,769          366
    Chemicals.............................................................        453       2,038        1,425
                                                                            ------------------------------------
                                                                                  877       3,919        1,851
                                                                            ====================================

    Impairment losses on revaluated long-lived assets recognized in equity attributable to equity shareholders of the Company
    Chemicals.............................................................          --        709           --
                                                                            ====================================

         Depreciation

         Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives and residual values during each of the three years ended December 31, 2003, 2004 and 2005.

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

         Impairment of accounts receivable for bad and doubtful debts

         We estimate impairment of accounts receivable for bad and doubtful debts resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs would be higher than estimated. The changes in the impairment losses for bad and doubtful accounts are as follows:


                                                                               Years ended December 31,
                                                                          ------------------------------------
                                                                             2003        2004        2005
                                                                          ------------------------------------
                                                                             RMB          RMB         RMB
                                                                           millions    millions     millions
     At beginning of year................................................    3,017       3,350        3,671
     Impairment losses recognized for the year...........................      939         935          328
     Written-off/reversal of impairment losses...........................     (429)       (454)        (859)
     Less:  Amount distributed to Sinopec Group Company.................      (177)       (160)          --
                                                                          ------------------------------------
     At end of year......................................................    3,350       3,671        3,140
                                                                          ====================================

Recently pronounced International Financial Reporting Standards

         Information relating to the recently pronounced IFRS is presented in
Note 37 to the consolidated financial statements.

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

         o Refining Segment, which consists of purchasing crude oil from our exploration and production segment and from third parties, processing of crude oil into refined petroleum products, selling refined petroleum products principally to our marketing and distribution segment;

         o Marketing and Distribution Segment, which consists of purchasing refined petroleum products from our refining segment and third parties, and marketing, selling and distributing refined petroleum products by wholesale to large customers and independent distributors and retail through our retail network;

         o Chemicals Segment, which consists of purchasing chemical feedstock principally from the refining segment and producing, marketing, selling and distributing chemical products; and

         o Corporate and Others Segment, which consists principally of trading activities of the import and export subsidiaries and our research and development activities.

B.       CONSOLIDATED RESULTS OF OPERATIONS

         The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.


                                                                           Year Ended December 31,
                                                              ------------------------------------------
                                                                      2003           2004          2005
                                                              ------------------------------------------
                                                                       RMB            RMB           RMB
                                                                                (in billions)
Operating revenues
   Sales of goods......................................              429.9          597.2         799.1
   Other operating revenues............................               19.1           22.6          24.0
                                                              -----------------------------------------
     Total operating revenues..........................              449.0          619.8         823.1
                                                              -----------------------------------------
Other income...........................................                 --             --           9.4
                                                              -----------------------------------------
Operating expenses
     Purchased crude oil, products and
       operating supplies and expenses.................             (313.2)        (443.7)       (653.2)
     Selling, general and administrative expenses......              (27.2)         (31.8)        (33.7)
     Depreciation, depletion and amortization..........              (28.0)         (32.3)        (31.4)
     Exploration expenses, including dry holes.........               (6.1)          (6.4)         (6.4)
     Personnel expenses................................              (17.0)         (18.6)        (18.4)
     Employee reduction expenses.......................               (1.0)          (0.9)         (0.4)
     Taxes other than income tax.......................              (13.6)         (16.3)        (17.2)
     Other operating expenses, net.....................               (4.0)          (6.7)         (5.1)
                                                              ----------------------------------------
     Total operating expenses..........................             (410.1)        (556.7)       (765.7)
                                                              ----------------------------------------
Operating income.......................................               38.9           63.1          66.8
                                                              ----------------------------------------
Net finance costs......................................               (4.5)          (4.4)         (4.6)
Gain from issuance of shares by a subsidiary...........                0.1              -             -
Other income and gains.................................                0.5            0.9           1.0
                                                              ----------------------------------------
Income before income tax...............................               35.0           59.6          63.2
Income tax.............................................              (10.6)         (17.8)        (19.4)
                                                              ----------------------------------------
Net income.............................................               24.4           41.8          43.8
                                                              ========================================
Attributable to:
   Equity shareholders of the Company..................               22.4           36.0          40.9
   Minority interests..................................                2.0            5.8           2.9
                                                              ----------------------------------------
                                                                      24.4           41.8          43.8
                                                              ========================================


         Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

         In 2005, our sales of goods and other operating revenues were RMB 799.1 billion and RMB 24 billion, respectively, representing an increase of 33.8% and 6.3%, respectively, from those in the previous year. These results were largely attributable to the following factors: international crude oil prices continued to be volatile and remained at a high level; chemical products prices remained at a high level; the effect of the government's tight price control over refined petroleum products which was offset by our effort in proactively developing the market, increasing crude oil and natural gas production, adjusting crude oil processing and output structure, and increasing chemicals production and sales of refined petroleum products. In addition, we received a cash government grant of RMB 9.4 billion from the central government to compensate our inability to fully pass the increased crude oil costs to the refined petroleum products customers due to the tight government control over prices of domestic refined petroleum products, which to some extent relieved the pressure imposed by the increased crude oil costs. All the above factors contributed to the comparatively good operating results.

         Operating Revenues

         Overview

         In 2005, our sales of goods and other operating revenues were RMB 823.1 billion, representing an increase of 33% compared with 2004. Our sales of goods was RMB 799.1 billion, representing an increase of 33.8% compared with 2004. These results were largely attributable to the increase in international prices of crude oil and chemical products, and our efforts in expanding the sales volume of our petroleum and chemical products and further optimizing our sales and marketing structure. Our other operating revenues increased to RMB 24 billion in 2005, representing an increase of 6.3% compared with 2004. Other operating revenues primarily consist of revenues generated from our sale of raw and auxiliary materials to Sinopec Group as well as third parties.

         The following table sets forth external sales revenues and percentages of sales of goods and other operating revenues by product category, as well as percentage changes from 2004 to 2005.


                                                                                   As a Percentage of Sales of
                                                                                              Goods
                                                                   Rate of                  and Other
                                    External Sales Revenues      Change from            Operating Revenues
                                  ----------------------------------------------------------------------------
                                      2004           2005        2004 to 2005                  2005
                                  ----------------------------------------------------------------------------

                                       (RMB in billion)              (%)                       (%)

Crude oil and natural gas......         16.0           19.9          24.4                      2.4
Refined petroleum products.....        406.2          542.1          33.5                      65.1
Chemical products..............        126.0          160.8          27.6                      19.3

         The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2004 to 2005.


                                   Average External
                                   Average External
                                      Sales Price                                                          Rate of Change
                               ---------------------      Rate of Change from         Sales Volume              from
                                  2004         2005           2004 to 2005         2004          2005       2004 to 2005
                               -------------------------------------------------------------------------------------------
                                  (RMB)       (RMB)                (%)                                          (%)

Crude Oil....................    1,872(1)    2,680(1)             43.2              6.01(2)     5.29(2)         (12.0)
Natural Gas..................      609(3)     673(3)              10.5              3.78(4)     4.36(4)          15.4
Gasoline ....................    3,765(1)    4,432(1)             17.7             27.35(2)    30.19(2)          10.4
Diesel ......................    3,221(1)    3,772(1)             17.1             60.42(2)    67.25(2)          11.3
Kerosene ....................    2,923(1)    3,710(1)             26.9              5.68(2)     6.00(2)           5.7
Selected Chemical Products:

    Basic chemical
       feedstock.............    4,429(1)    4,846(1)              9.4              6.66(2)     8.66(2)          29.9
   Synthetic Resin ..........    7,986(1)    9,005(1)             12.8              5.40(2)     6.34(2)          17.4
   Synthetic Fiber...........   10,818(1)   11,123(1)              2.8              1.74(2)     1.59(2)          (9.0)
   Synthetic Rubber..........   10,238(1)   13,040(1)             27.4              0.56(2)     0.68(2)          21.9
   Synthetic Fiber Monomer                                                                   (
     and Polymer.............    8,022(1)    8,879(1)             10.7              2.70(2)     2.99(2)          10.7
   Chemical fertilizer           1,355(1)    1,539(1)             13.6              2.62(2)     1.82(2)         (30.5)

____________
(1) per tonne (2) million tonnes
(3) per thousand cubic meters (4) billion cubic meters

         Sales of crude oil and natural gas

         Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production. The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group and third party customers.

         In 2005, external sales revenues from crude oil and natural gas amounted to RMB 19.9 billion, or 2.4% of our sales of goods, other operating revenues and other income, representing an increase of 24.4% compared with RMB
16.0 billion in 2004. Such increase was primarily attributable to the increase in crude oil prices and our expansion of natural gas business. The average external sales price of crude oil increased to RMB 2,680 per tonne from RMB 1,872 per tonne in 2004, representing an increase of 43.2%. The effect of increased price was partially offset by the decrease in the quantity of external sales from 6.01 million tonnes in 2004 to 5.29 million tonnes in 2005, representing a decrease of 12.0%. The external sales price of natural gas rose from RMB 609 per thousand cubic meters in 2004 to RMB 673 per thousand cubic meters in 2005, representing an increase of 10.5%, and the external sales volume increased from 3.78 billion cubic meters in 2004 to 4.36 billion cubic meters in 2005, representing an increase by 15.4%.

         Sales of refined petroleum products

         Both the refining and the marketing and distribution segments make sales of refined petroleum products, which consist of gasoline, diesel, kerosene (including jet fuel) and other refined petroleum products, to third parties.

         In 2005, the external sales revenue of refined petroleum products recorded by these two segments amounted to RMB 542.1 billion, or 65.1% of our sales of goods, other operating revenues and other income, representing an increase of 33.5% from RMB 406.2 billion in 2004. The increase was mainly due to the rise of refined petroleum products price and our proactive efforts in increasing sales volume, further optimizing sales and marketing structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 409.70 billion, comprising 75.6% of the total sales revenue of our refined petroleum products, representing an increase of 30.4% from 2004.

         The sales revenues of other refined petroleum products were RMB 132.4 billion, representing an increase of 43.9% over 2004, accounting for 24.4% of the total sales revenues of refined petroleum products.

         Sales of chemical products

         Our external sales revenues of chemical products were RMB 160.8 billion, representing an increase of 27.6% over 2004, accounting for 19.3% of our total operating revenues and other income. The increase was mainly due to the fact that we captured the opportunity of the high level price of chemical products and increased its sales volume accordingly.

Other income

         In 2005, we received a cash government grant of RMB 9.4 billion, as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum products prices and the crude oil prices. There are no unfilled conditions and other contingencies attached to the receipt of this government grant. There is no assurance that we will continue to receive such grant in the future.

Operating expenses

         In 2005, our operating expenses amounted to RMB 765.7 billion, representing an increase of 37.5% compared with 2004. The operating expenses mainly consisted of the following:

         Purchased crude oil, products, and operating supplies and expenses

         In 2005, our purchased crude oil, products and operating supplies and expenses were RMB 653.1 billion, representing an increase of 47.2% over 2004, accounting for 85.3% of the total operating expenses, of which:

         o purchased crude oil expenses were RMB 338.2 billion, representing an increase of 45.5% compared with 2004, accounting for 44.2% of the total operating expenses, up by 2.4 percentage points over 2004. To meet the increasing market demands in the fast growing Chinese economy, we increased our throughput of crude oil purchased from third parties. In 2005, our throughput of crude oil purchased externally was 107.95 million tonnes (excluding amounts processed for third parties), representing an increase of 7.3% compared with 2004. Our average cost for crude oil purchased externally in 2005 was RMB 3,133 per tonne (approximately US$ 52.11 per barrel), representing an increase of 35.5% compared with 2004.

         o In 2005, our other purchase expenses were RMB 314.9 billion, representing an increase of 49.2% compared with 2004, accounting for 41.1% of the total operating expenses. The increase was mainly due to the increased costs of refined petroleum products and chemical feedstock purchased externally.

         Selling, general and administrative expenses

         In 2005, our selling, general and administrative expenses totaled RMB
33.7 billion, representing an increase of 5.9% compared with 2004. The increase was largely due to:

         o An increase of RMB 1.5 billion in the selling expenses, such as transportation costs, compared with 2004, resulted from the increase in the total sales volume of refined petroleum products and chemical products, and increased sales volume through retail and direct distribution; and

         o An increase of RMB 1.2 billion in operating lease expenses compared with 2004 mainly due to the increased lease of operating facilities to increase sales volume.

         It was partially offset by a decrease in repairing and maintenance expenses by RMB 800 million, mainly as a result of the increased maintenance carried out in 2004 for petrol stations.

         Depreciation, depletion and amortization

         In 2005, our depreciation, depletion and amortization amounted to RMB
31.4 billion, down by 2.9% compared with 2004. The decrease was mainly due to disposal of, and impairment loss on less efficient assets in the previous years.

         Exploration expenses

         In 2005, our exploration expenses were RMB 6.4 billion, remaining at the same level as in 2004 since our level of exploration activities for unsuccessful wells in 2005 remained at the similar level as in 2004.

         Personnel expenses

         In 2005, our personnel expenses were RMB 18.5 billion, down by 0.8% compared with 2004. The decrease was mainly due to the reduction of operating personnel resulting from the disposal of downhole operation assets in 2004.

         Employee reduction expenses

         In 2005, in accordance with our voluntary employee reduction plan, we recorded employee reduction expenses of approximately RMB 370 million for approximately 7,000 employees, representing a decrease of RMB 550 million compared with that in 2004.

         Taxes other than income tax

         In 2005, the Company's taxes other than income tax were RMB 17.2 billion, representing an increase of 5.1% compared with 2004. The increase was largely due to the increased consumption tax and associated surcharges as a result of the increase in the sales volume of gasoline and diesel.

         Other operating expenses, net

         In 2005, our other operating expenses, net were RMB 5.1 billion, representing a decrease of 23.1% compared with 2004. In 2005 and 2004, in order to allocate our internal resources more efficiently, we revised the production plans in these years, and accordingly made a provision for impairment loss of RMB 1.9 billion in 2005 on certain less efficient chemical facilities, petrol stations and depots on the difference between the estimated recoverable value and the net book value of these assets, representing a decrease of RMB 2.1 billion compared with 2004. Meanwhile, our net losses on disposals of assets in 2005 were RMB 2.1 billion, representing an increase of RMB 0.4 billion compared with 2004.

         Operating income

         In 2005, our operating income was RMB 66.8 billion, representing an increase of 5.9% compared with 2004.

         Net finance costs

         In 2005, our net finance costs were RMB 4.6 billion, representing an increase of 5.7% over 2004. The increase was mainly due to an increase of RMB
1.3 billion in net interest expense as a result of the increase in long term loans borrowed in accordance with our investment plans, and the increase in short term debts attributable to the increased working capital requirement, as a result of the increased crude oil price and the expansion of production and operation. It was partially offset by an increase of RMB 1.1 billion in net foreign exchange gains due to fluctuation of the foreign exchange rate.

         Income before income tax

         In 2005, our income before income tax was RMB 63.2 billion, representing an increase of 6.1% compared with 2004.

         Income tax

         In 2005, our income tax was RMB 19.4 billion, representing an increase of 8.8% compared with 2004. The increase was primarily due to the increase in operating income. In 2005, our effective tax rate was 30.7%, representing an increase of 0.8 percentage point compared with 2004. The increase was primarily due to the decrease in operating income in certain of our subsidiaries which were taxed at a lower tax rate.

         Net income attributable to minority interests

         In 2005, our net income attributable to minority interests was RMB 2.9 billion, representing a decrease of 49.4% compared with 2004. The decrease was largely due to the decreased profit in certain subsidiaries and our privatization of Beijing Yanhua.

         Net income attributable to equity shareholders of the Company

         In 2005, our net income attributable to equity shareholders of the Company was RMB 40.9 billion, up by 13.6% over 2004.

         Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         In 2004, our sales of goods and other operating income were RMB 597.2 billion and RMB 22.6 billion, respectively, representing an increase of 38.9% and 18.3%, respectively, from those in the previous year. These results are largely attributable to a number of factors. First, the international crude oil prices continued to be volatile and remained at a high level, the chemical industry was on the up trend cycle, and the domestic economy consistently maintained fast growth, all of which resulted in strong demand for chemical products and high prices of chemical products, which, in turn, provided favorable conditions for us to maximize our returns. Second, by taking the advantage of the favorable opportunities, we proactively developed the market, increased the sales of refined petroleum products, maintained steady growth in oil and gas production and increased the throughput of crude oil and production of chemical products. In addition, we continued to strive for better operating results through strengthening internal management, furthering corporate reforms and improving asset structure.

         Operating Revenues

         Overview

         In 2004, our sales of goods and other operating revenues were RMB 619.8 billion, representing an increase of 38.0% compared with 2003. Our sales of goods was RMB 597.2 billion, representing an increase of 38.9% compared with 2003. In 2004, we captured the opportunity of the increased prices of crude oil and petrochemical products in the international market, expanded the sales volume of our major petrochemical products and optimized marketing structure. Our other operating revenues increased to RMB 22.6 billion in 2004, representing an increase of 18.3% compared with 2003. Such other operating revenues primarily consist of revenues generated from our sale of raw and auxiliary materials to Sinopec Group as well as third parties.

         The following table sets forth external sales revenues and percentages of sales of goods and other operating revenues by product category, as well as percentage changes from 2003 to 2004.


                                                                                   As a Percentage of Sales of
                                                                                              Goods
                                                                   Rate of                  and Other
                                    External Sales Revenues      Change from            Operating Revenues
                                  ----------------------------------------------------------------------------
                                      2003           2004        2003 to 2004                  2004
                                  ----------------------------------------------------------------------------

                                       (RMB in billion)              (%)                       (%)

Crude oil and natural gas......       14.9           16.0           6.9                       2.6
Refined petroleum products.....      289.7          406.2           40.2                      65.5
Chemical products..............       92.0          126.0           37.0                      20.3

         The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2003 to 2004.


                                   Average External         Rate of
                                      Sales Price         Change from       Sales Volume      Rate of Change
                               ---------------------     -------------  --------------------  ---------------
                                  2003         2004      2003 to 2004     2003          2004   2003 to 2004
                               ------------------------------------------------------------------------------
                                  (RMB)       (RMB)          (%)                                      (%)


Crude Oil....................   1,493(1)      1,872(1)       25.4       7.22(2)       6.01(2)     (16.7)
Natural Gas..................     591(3)        609(3)        3.0       3.41(4)       3.78(4)      10.9
Gasoline ....................   3,298(1)      3,765(1)       14.2      23.36(2)      27.35(2)      17.1
Diesel ......................   2,794(1)      3,221(1)       15.3      47.29(2)      60.42(2)      27.8
Kerosene ....................   2,361(1)      2,923(1)       23.8       4.81(2)       5.68(2)      18.1
Selected Chemical Products:
   Synthetic Resin ..........   6,017(1)      7,986(1)       32.7       5.10(2)       5.40(2)       6.0
   Synthetic Fiber...........   9,300(1)     10,818(1)       16.3       1.72(2)       1.74(2)       1.2
   Synthetic Rubber..........   8,513(1)     10,238(1)       20.3       0.55(2)       0.56(2)       0.2
   Synthetic Fiber Monomer
     and Polymer.............   5,791(1)      8,022(1)       38.5       2.62(2)       2.70(2)       3.1
____________
(1) per tonne
(2) million tonnes
(3) per thousand cubic meters
(4) billion cubic meters

         Sales of crude oil and natural gas

         Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production. The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group and third party customers.

         In 2004, sales revenues from crude oil and natural gas amounted to RMB
16.0 billion, or 2.6% of our sales of goods and other operating revenues, representing an increase of 6.9% compared with RMB 14.9 billion in 2003. Such increase was primarily attributable to the increase in price of crude oil and expansion of natural gas business. The external sales price of crude oil increased to RMB 1,872 per tonne from RMB 1,493 per tonne in 2003, representing an increase of 25.4% from 2003. The effect of increased price was partially offset by the decrease in the quantity of external sales from 7.22 million tonnes in 2003 to 6.01 million tonnes in 2004, representing a decrease of 16.7%. The external sales price of natural gas rose from RMB 591 per thousand cubic meters in 2003 to RMB 609 per thousand cubic meters in 2004, representing an increase of 3.0%, and the external sales volume increased from 3.4 billion cubic meters in 2003 to 3.8 billion cubic meters in 2004, representing an increase by 10.5%.

         Sales of refined petroleum products

         Both the refining and the marketing and distribution segments make sales of refined petroleum products, which consist primarily of gasoline, diesel, kerosene (including jet fuel) and other refined petroleum products to third parties.

         In 2004, the external sales revenue of petroleum products recorded by these two segments were RMB 406.2 billion, accounting for 65.5% of our sales of goods and other operating revenues, representing an increase of 40.2% from RMB
289.7 billion in 2003. Such increase was primarily attributable to the increase in prices and sales volume of gasoline, diesel and kerosene and also to our proactive efforts in increasing sales volume, optimizing marketing structure and expanding the market of other petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 314.2 billion, comprising 77.4% of the total sales revenue of petroleum products, representing an increase of 42.5% from RMB 220.5 billion in 2003. The increase of sales revenue of gasoline, diesel and kerosene was due to the rise of prices and our active efforts in increasing the sales volume of these products. In 2004, the average external sales price of gasoline was RMB 3,765 per tonne, representing an increase of 14.2% compared with 2003, the average external sales price of diesel was RMB 3,221 per tonne, representing an increase of 15.3% compared with that in 2003 and the average sales price of kerosene was RMB 2,923 per tonne, representing an increase of 23.8% compared with that in 2003. The sales volume of gasoline was 27.4 million tonnes, representing an increase of 17.1% compared with that in 2003, and the sales volume of diesel was 60.4 million tonnes, representing an increase of 27.8% compared with that in 2003. The combined sales volume of gasoline, diesel and kerosene was 23.8% higher than that of 2003.

         Sales of chemical products

         In 2004, our external sales revenue of chemical products was RMB 126.0 billion, accounting for 20.3% of our sales of goods and other operating revenues, representing an increase of 37.0% compared with that of RMB 92.0 billion in 2003. The increase was mainly due to the significant increase in both chemical products prices and sales volumes of major chemical products. In 2004, the external sales volumes of synthetic resin, synthetic fiber, synthetic rubber, synthetic fiber monomer and polymer were respectively 5.4 million tonnes, 1.7 million tonnes, 556,000 tonnes, 2.7 million tonnes, representing increases of 6.0%, 1.2%, 0.2% and 3.1% respectively compared with 2003. The external sales prices of such products were, respectively, RMB 7,986 per tonne, RMB 10,818 per tonne, RMB 10,238 per tonne and RMB 8,022 per tonne, representing increases of 32.7%, 16.3%, 20.3% and 38.5% respectively, compared with 2003.

         Operating expenses

         In 2004, our operating expenses were RMB 556.7 billion, representing an increase of 35.7% compared with 2003. The operating expenses mainly consisted of the following:

         Purchased crude oil, products, and operating supplies and expenses

         Our purchased crude oil, products and operating supplies and expenses were RMB 443.6 billion, accounting for 79.7% of the operating expenses, representing an increase of 41.6% compared with 2003. Among others,

         o Purchased crude oil expenses were RMB 232.6 billion, accounting for 41.8% of the total operating expenses, representing an increase of 41.5% compared with 2003. To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, we increased our throughput of crude oil purchased externally. In 2004, our throughput of crude oil purchased externally was 101 million tonnes (excluding amounts processed for third parties), representing an increase of 13.6% compared with 2003. Our average cost for crude oil purchased from third parties in 2004 was RMB 2,312 per tonne, representing an increase of 24.6% compared with 2003.

         o In 2004, our other purchase expenses were RMB 211.0 billion, accounting for 37.9% of the total operating expenses, representing an increase of 41.7% compared with 2003. This increase was mainly due to the increased costs of refined petroleum products and chemical feedstock purchased externally.

         Selling, general and administrative expenses

         In 2004, our selling, general and administrative expenses were RMB 31.8 billion, representing an increase of 16.9% compared with 2003. The increase was largely due to:

         o Sales volume of refined petroleum products and sales through retail and direct distribution increased. As a result, the selling expenses, such as transportation costs, increased by RMB 1.9 billion from 2003;

         o An increase in repairing and maintenance expenses by RMB 1.1 billion compared with 2003 due to the additions of property, plant and equipment and the increase in maintenance activities related to petrol stations;

         o Operating lease rentals increased by RMB 0.7 billion from 2003. The increase was mainly due to the increase in rental of operating facilities such as petrol stations from third parties and rental of land and buildings from related parties; and

         o Our advertising expenses increased by RMB 0.7 billion as a result of our enhanced efforts to promote our image.

         Depreciation, depletion and amortization

         In 2004, our depreciation, depletion and amortization amounted to RMB
32.3 billion, representing an increase of 15.7% over 2003. This increase was mainly due to the addition of property, plant and equipment as a result of capital expenditure.

         Exploration expenses

         In 2004, our exploration expenses were RMB 6.4 billion, representing an increase of 4.3% from 2003. The increase was principally due to our further increase of investment in the exploration activities, especially in the major new blocks in the western and southern parts of China.

         Personnel expenses

         In 2004, our personnel expenses were RMB 18.6 billion, representing an increase of 9.8% over 2003. The increase was largely due to our introduction of a market rate based compensation system reform. As a result, wage, salary and welfare expenses increased by RMB 1.3 billion.

         Employee reduction expenses

         In 2004, as part of our voluntary staff reduction plan, and in connection with the acquisition of petrochemical and catalyst assets from and the disposal of downhole operation assets to Sinopec Group Company, we incurred approximately RMB 0.9 billion as employee reduction expenses for approximately 24,000 employees, down by RMB 0.1 billion compared with that in 2003.

         Taxes other than income tax

         In 2004, our taxes other than income tax were RMB 16.3 billion, representing an increase of 20.2% over 2003. The increase was largely due to the increase of consumption tax and associated city construction taxes and education surcharges as a result of the increased sales volume of gasoline and diesel.

         Other operating expenses, net

         In 2004, our other operating expenses, net were RMB 6.7 billion, representing an increase of 67.7% from 2003. The increase was largely due to the following reason: In order to allocate our internal resources more efficiently, we revised the production plans in 2004, and accordingly made a provision for impairment loss of RMB 3.9 billion on certain less efficient chemical facilities, petrol stations and depots on the difference between the estimated recoverable value and the net book value of these assets, representing an increase of RMB 3.0 billion compared with 2003. Meanwhile, disposals of assets decreased in 2004.

         Operating income

         In 2004, our operating income was RMB 63.1 billion, representing an increase of 62.2% from 2003.

         Net finance costs

         In 2004, our net finance costs were RMB 4.4 billion, representing a decrease of 2.1% from 2003. The decrease was primarily due to a decrease in foreign exchange losses in 2004.

         Income before income tax

         In 2004, our income before income tax was RMB 59.6 billion, representing an increase of 70.1% from 2003.

         Income tax

         In 2004, our income tax was RMB 17.8 billion, representing an increase of 67.4% over 2003. The increase was primarily due to the increase in operating income. In 2004, our effective tax rate was 29.9%, representing a decrease of
0.5 percentage point compared with 2003. The decrease was primarily due to the increase in operating income in certain of our subsidiaries which were taxed at a lower tax rate.

         Net income attributable to minority interests

         In 2004, our net income attributable to minority interests was RMB 5.8 billion, representing an increase of 192.7% over 2003. The increase was primarily due to the increase in the profits of our subsidiaries as compared with 2003.

         Net income attributable to equity shareholders of the Company

         In 2004, our net income attributable to equity shareholders of the Company was RMB 36.0 billion, representing an increase of 60.6% compared with 2003.

C.       DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS

         We divide our operations into four business segments (exploration and production segment, refining segment, marketing and distribution segment and chemicals segment) and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated in the financial data discussed in this section. In addition, the operating revenue data of each segment have included the "other operating revenues" and "other income" of the segment.

         The following table sets forth the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.


                                                                   As a Percentage of
                                                                      Consolidated
                                                                       Operating         As a Percentage of
                                                                    Revenues Before         Consolidated
                                                                      Elimination        Operating Revenues
                                                                    of Inter-segment    After Elimination of
                                    Years Ended December 31,             Sales          Inter-segment Sales
                                   -------------------------------------------------------------------------
                                   2003       2004       2005       2004       2005       2004       2005
                                   -------------------------------------------------------------------------
                                    RMB        RMB        RMB        (%)        (%)        (%)        (%)
                                          (in billions)


Exploration and Production
    External sales(1)......         23.0      25.2       30.6        2.5       2.3         4.1        3.7
   Inter-segment sales......        47.3      60.1       84.4        5.9       6.2
                                   -------------------------------------------------------------------------
    Total operating revenue.        70.3      85.3      115.0        8.4       8.5
                                   =========================================================================
Refining
   External sales(1)........        56.0      68.6       88.2        6.7       6.5        11.1       10.7
   Inter-segment sales......       217.7     289.7      386.5       28.5      28.6
                                   -------------------------------------------------------------------------
    Total operating revenue.       273.7     358.3      474.7       35.2      35.1
                                   =========================================================================
Marketing and distribution
   External sales(1)........       238.8     343.6      460.6       33.8      34.0        55.4       56.0
   Inter-segment sales......         2.6       2.8        3.2        0.3       0.2
                                   -------------------------------------------------------------------------
    Total operating revenue.       241.4     346.4      463.8       34.1      34.2
                                   =========================================================================
Chemicals
   External sales(1)........        96.4     132.2      166.6       13.0      12.3        21.3       20.2
   Inter-segment sales......         7.4      12.5       12.2        1.2       0.9
                                   -------------------------------------------------------------------------
    Total operating revenue.       103.8     144.7      178.8       14.2      13.2
                                   =========================================================================
Corporate and others
   External sales(1)........        34.8      50.2       77.0        4.9       5.7         8.1        9.4
   Inter-segment sales......        30.4      32.0       44.9        3.2       3.3
                                   -------------------------------------------------------------------------
    Total operating revenue.        65.2      82.2      121.9        8.1       9.0
                                   =========================================================================
    Total operating revenue
       before inter-segment
       eliminations.........       754.4   1,016.9    1,354.2      100.0     100.0
                                                                  ==================
   Elimination of inter-segment
        sales...............      (305.4)   (397.1)    (531.1)
                                   -----------------------------
   Consolidated operating
        revenues............       449.0     619.8      823.1                            100.0      100.0
                                   =============================                        ====================

__________
(1) include other operating revenues. See Note 32 to the consolidated financial statements for other operating revenues of each of our operating segments.

         The following table sets forth the operating revenues, other income, operating expenses and operating income by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2004 to 2005.


                                                                                           Rate of
                                                                                           Change
                                                                                          from 2004
                                                        Years Ended December 31,           to 2005
                                                 --------------------------------------------------
                                                   2003           2004         2005
                                                 ------------------------------------
                                                         (RMB in billions)                   (%)
Exploration and Production
   Total operating revenues..............          70.3            85.3       115.0         34.8
   Total operating expenses..............         (51.1)          (59.7)      (68.2)        14.2
                                                 --------------------------------------------------
     Total operating income..............          19.2            25.6        46.8         83.0
                                                 ==================================================
Refining
   Total operating revenues..............         273.7           358.3        474.7        32.5
   Other income..........................           -               -            9.4        N. A.
   Total operating expenses..............        (267.7)         (352.4)      (487.6)       38.4
                                                 --------------------------------------------------
     Total operating income..............           6.0             5.9        (3.5)      (159.0)
                                                 ==================================================
Marketing and distribution
   Total operating revenues..............         241.4           346.4        463.8        33.9
   Total operating expenses..............        (229.5)         (331.7)      (453.4)       36.7
                                                 --------------------------------------------------
     Total operating income..............          11.9            14.7        10.4        (29.7)
                                                 ==================================================
Chemicals
   Total operating revenues..............         103.8           144.7        178.8        23.6
   Total operating expenses..............        (100.3)         (126.0)      (164.5)       30.6
                                                 --------------------------------------------------
     Total operating income..............           3.5            18.7        14.3        (23.6)
                                                 ==================================================
Corporate and others
   Total operating revenues..............          65.2            82.2        121.9        48.3
   Total operating expenses..............         (67.0)          (84.1)      (123.1)       46.3
                                                 --------------------------------------------------
     Total operating loss................          (1.8)           (1.9)       (1.2)       (37.8)
                                                 ==================================================

         Exploration and Production Segment

         The business activities of the exploration and production segment consist of exploration, development, production, and sale of crude oil and natural gas.

         Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals production. Most of the natural gas and a small portion of crude oil produced were sold to refineries owned by Sinopec Group Company and other customers.

         Year Ended December 31, 2005 compared with Year Ended December 31, 2004

         In 2005, the operating revenues of this segment were RMB 115 billion, representing an increase of 34.8% over 2004, largely due to the increase in the sales price and sales volume of crude oil and natural gas compared with those in 2004.

         In 2005, this segment sold 36.86 million tonnes of crude oil and 4.44 billion cubic meters of natural gas, representing an increase of 1.7% and 14.7% respectively compared with those in 2004. The average realized price of crude oil was RMB 2,665 per tonne (approximately US$ 45.9 per barrel), representing an increase of 36.2% over 2004. The average realized price of natural gas was RMB 673 per thousand cubic meters, representing an increase of 9.3% compared with 2004.

         In 2005, the operating expenses of this segment were RMB 68.2 billion, representing an increase of 14.2% compared with 2004. The increase was mainly due to:

         o The rise of raw materials and utilities costs accounting for the increase of approximately RMB 2.2 billion in operating expenses compared with 2004;

         o The increase of approximately RMB 1.6 billion in other operating expenses including expenses related to the sales of materials compared with 2004;

         o The increase of RMB 1.5 billion resulted from the increased production activities in this segment to take advantage of the high crude oil price environment;

         o The increase of approximately RMB 700 million in resources tax due to the change of tax rate, and the increased construction tax, education surcharges as well as mineral resources compensation fees associated with the increased sales revenues of crude oil.

         In 2005, this segment's operating income was RMB 46.9 billion, representing an increase of 83.0% compared with 2004.

         Year Ended December 31, 2004 compared with Year Ended December 31, 2003

         Operating revenues from the exploration and production segment in 2004 were RMB 85.3 billion, representing an increase of 21.4% from RMB 70.3 billion in 2003. The increase in operating revenues was primarily due to an increase in the sales volume and sales price of crude oil compared with those in 2003.

         In 2004, average realized price of crude oil by this segment was RMB 1,956 per tonne, representing an increase of 20.7% over 2003. Average realized price of natural gas was RMB 616 per thousand cubic meters, representing an increase of 3.3% over 2003.

         Sales volume of crude oil was 36.3 million tonnes, representing an increase of 1.4% compared with 2003. Sales volume of natural gas was 3.9 billion cubic meters, representing an increase of 11.6% over that in 2003.

         In 2004, the segment's operating expenses were RMB 59.7 billion, an increase of 16.8%, compared with 2003. The increase was primarily because:

         o The depreciation, depletion and amortization of the segment increased by RMB 2.6 billion compared with 2003. This change was caused by the additions of oil and gas properties as a result of an increase in capital expenditure incurred in this segment.

         o The rise of fuel cost as a result of the increase in oil and gas production and fuel prices, resulting in an increase of the operating expenses by approximately RMB 1 billion compared with 2003.

         o Other operating expenses including expenses related to the sales of materials were up by RMB 1.3 billion compared with 2003.

o Exploration expenses (including dry holes) were up by RMB 0.3 billion compared with 2003.

         o Due to the increase of sales revenues of crude oil, the natural resources compensation fee increased accordingly. Land and building rental increased due to the increase of leased land and buildings. In addition, safety insurance funding also increased. The total of these items was up by RMB 0.5 billion compared with 2003.

         In 2004, operating income of the exploration and production segment was approximately RMB 25.6 billion, which was 33.7% higher than that in 2003.

         Refining Segment

         The business activities of the refining segment consist of purchasing crude oil from the exploration and production segment and third parties, processing crude oil into refined petroleum products, selling gasoline, diesel and kerosene to marketing and distribution segment, selling a portion of chemical feedstock to chemicals segment and selling other refined petroleum products to domestic and foreign customers.

         Year Ended December 31, 2005 compared with Year Ended December 31, 2004

          In 2005, this segment's operating revenues were approximately RMB
474.7 billion, representing an increase of 32.5% compared with 2004. The increase was mainly due to the increased sales prices and sales volume of various refined petroleum products.

         The following table sets forth sales revenue and the percentage of total operating revenue for the segment by product category for 2004 and 2005, as well as the percentage changes in sales revenue from 2004 to 2005.



                                                                                          As a Percentage of
                                                                      Rate of Change   Refining Segment's Total
                                        Year Ended December 31,            from            Operating Revenue
                                      -------------------------------------------------------------------------
                                         2004             2005         2004 to 2005         2004         2005
                                      -------------------------------------------------------------------------
                                        (RMB)            (RMB)              (%)             (%)           (%)
                                               in billion
Refining Segments, operating
   revenues
   Gasoline.......................      63.8              81.0             27.0            17.8          17.1
   Diesel ........................     145.3             187.4             29.0            40.5          39.5
   Light Chemical feedstock ......      62.1              98.8             59.1            17.3          20.8
   Other refined petroleum
      products....................      81.9             102.1             24.7            22.8          21.5
   Other operating revenues.......       5.2              5.4              3.8              1.6           1.1
                                      -------------------------------------------------------------------------
Total.............................     358.3             474.7             32.5           100.0          100.0
                                      =========================================================================

         In 2005, the sales revenues of gasoline by the segment were RMB 81 billion, representing an increase of 27.0% compared with 2004, accounting for 17.1% of this segment's operating revenues.

         In 2005, the sales revenues of diesel by the segment were RMB 187.4 billion, representing an increase of 29.0% compared with 2004, accounting for 39.5% of this segment's operating revenues.

         In 2005, the sales revenues of chemical feedstock by the segment were RMB 98.8 billion, representing an increase of 58.9% compared with 2004, accounting for 20.8% of this segment's operating revenues. The increase in the sales revenues of chemical feedstock was more than that in the sales revenues of gasoline and diesel, which was primarily due to the smaller increase in gasoline and diesel prices as compared with chemical feedstock prices as a result of tight government control over domestic gasoline and diesel prices. In addition, the segment also increased the sales volume of chemical feedstock.

         In 2005, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 102.1 billion, representing an increase of 24.7% compared with 2004, accounting for 21.5% of this segment's operating revenues.

         In 2005, we received a cash government grant of RMB 9.4 billion, as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum products prices and the crude oil prices.

         The table below sets forth sales volume and average realized prices by product for 2004 and 2005, as well as the percentage changes in sales volume and average realized prices for the periods shown.



                                                                Rate of change        Average         Rate of change
                                               Sales volume          from          realized prices          from
                                           --------------------------------------------------------------------------
                                            2004       2005     2004 to 2005       2004       2005      2004 to 2005
                                           --------------------------------------------------------------------------
                                            (million tonnes)          (%)             (RMB per tonne)        (%)
Gasoline................................     21.42     21.52          0.5          2,977      3,763         26.4
Diesel..................................     50.27     54.13          7.7          2,890      3,462         19.8
Light Chemical feedstock ...............     23.17     26.45         14.2          2,682      3,734         39.2
Other refined petroleum products........     31.71     32.72          3.2          2,583      3,121         20.8

         In 2005, the operating expenses of the segment were RMB 487.6 billion, representing an increase of 38.4% compared with 2004. The increase was primarily due to the increase in crude oil price and throughput.

         In 2005, the average crude oil cost was RMB 3,064 per tonne (approximately US$ 50.96 per barrel), representing an increase of 35.5% compared with 2004. Refining throughput was 136.08 million tonnes (excluding amounts processed for third parties) in 2005, representing an increase of 5.6% compared with 2004. The total crude oil costs in 2005 were RMB 416.9 billion, representing an increase of 43.1% compared with 2004, accounting for 85.5% of the total operating expenses of the segment, up by 2.8 percentage points over 2004.

         In 2005, although crude oil prices remained at a high level; the Chinese government implemented tight control over domestic prices of refined petroleum products, as a result, our refining segment incurred significant loss. To ensure our refining segment's normal operation, we strived to lower our production cost and adjusted the internal transfer prices between the different segments.

         In 2005, the operating losses of the segment, after the receipt of the one-time cash government grant of RMB 9.4 billion, were RMB 3.5 billion, representing a decrease in operating income of RMB 9.4 billion compared with 2004.

         Year Ended December 31, 2004 compared with Year Ended December 31, 2003

         In 2004, the refining segment's operating revenues were RMB 358.3 billion, representing an increase of 30.9% over 2003. The increase was mainly due to the increase in the sales prices and sales volumes of various major refined petroleum products.

         The table below sets forth sales revenue and the percentage of total operating revenue for the segment by product category for 2003 and 2004, and as well as the percentage changes in sales revenue from 2003 to 2004.



                                                                                       As a Percentage of
                                                                                       Refining Segment's
                                                                    Rate of Change      Total Operating
                                       Year Ended December 31,           from               Revenue
                                      -------------------------------------------------------------------
                                        2003           2004          2003 to 2004      2003        2004
                                      -------------------------------------------------------------------
                                          (RMB in billion)               (%)            (%)         (%)
Refining Segments, operating
   revenues
   Gasoline.......................      55.8          63.8               14.4            20.4       17.8
   Diesel ........................      99.7         145.3               45.7            36.5       40.5
   Light Chemical feedstock ......      49.9          62.1               24.5            18.2       17.3
   Other refined petroleum
      products....................      63.8          81.9               28.3            23.3       22.8
   Other operating revenues              4.5           5.2               15.6             1.6        1.6
                                      -------------------------------------------------------------------
Total.............................     273.7         358.3               30.9           100.0      100.0
                                      ===================================================================


         In 2004, the sales revenues of gasoline realized by the segment was RMB
63.8 billion, accounting for 17.8% (which was 2.6 percentage points lower than that of 2003) of this segment's operating revenues, representing an increase of 14.4% from 2003.

         In 2004, the sales revenues of diesel realized by the segment was RMB
145.3 billion, accounting for 40.5% (which was 4.0 percentage points higher than that of 2003) of this segment's operating revenues, representing an increase of 45.7% from 2003.

         In 2004, the sales revenues of chemical feedstock realized by the segment was RMB 62.1 billion, accounting for 17.3% (which was 0.9 percentage points lower than that in 2003) of this segment's operating revenues, representing an increase of 24.5% from 2003.

         In 2004, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 81.9 billion, accounting for 22.8% (which was 0.5 percentage point lower than that of 2003) of this segment's operating revenues, representing an increase of 28.3% from 2003.

         The table below sets forth sales volume and average realized prices by product for 2003 and 2004, and as well as the percentage changes in sales volume and average realized prices for the periods shown.


                                                                Rate of change         Average         Rate of change
                                               Sales volume          from          realized prices          from
                                          ------------------------------------------------------------------------------
                                            2003       2004     2003 to 2004       2003       2004      2003 to 2004
                                          ------------------------------------------------------------------------------
                                            (million tonnes)          (%)             (RMB per tonne)        (%)
Gasoline................................     21.25     21.42          0.8          2,624      2,977          13.5
Diesel..................................     41.46     50.27         21.2          2,404      2,890          20.2
Light Chemical feedstock ...............     21.91     23.17          5.7          2,277      2,682          17.8
Other refined petroleum products........     29.64     31.71          7.0          2,155      2,583          19.9

         In 2004, the operating expenses of the segment were RMB 352.3 billion, representing an increase of 31.6% from 2003. This increase was largely due to the increase of processing volume and price crude oil.

         In 2004, the average crude oil cost was RMB 2,261 per tonne, representing an increase of 24.0% from 2003. Refining throughput was 128.8 million tonnes (excluding amounts processed for third parties), representing an increase of 10.4% over 2003. In 2004, the total crude oil costs were RMB 291.3 billion, accounting for 82.7% of the segment's operating expenses, representing an increase of 36.9% over 2003. In addition, the proportion accounted for by the total crude oil costs in the refining segment's operating expenses in 2004 increased by 3.2 percentage points compared with 2003.

         In 2004, with oil prices remaining at a high level, we strived to minimize purchase cost of crude oil and transportation cost and increase the revenue of refined petroleum products, and expanded the sales market of refined petroleum products other than gasoline, diesel and kerosene. However, the increase of refined oil price was less than that of crude oil.

         In 2004, operating profit of the refining segment was RMB 5.9 billion (US$0.7 billion), similar to that in 2003.

         Marketing and Distribution Segment

         The business activities of marketing and distribution segment include purchasing refined petroleum products from the refining segment and third parities, and wholesale selling of refined petroleum products to domestic customers, directly selling and retail distributing the refined petroleum products through the retail network owned by this segment and provision of related services.

         Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

         In 2005, the operating revenues of this segment were RMB 463.8 billion, representing an increase of 33.9% compared with 2004. The increase was primarily due to the increases in sales volume and prices of gasoline, diesel and kerosene including jet fuel, the continuous optimization of marketing structure to further increase the percentage of retail sales in the total sales volume of gasoline and diesel.

         In 2005, the operating revenues from sales of gasoline and diesel were RMB 390.2 billion, accounting for 84.1% of the operating revenues of this segment. The percentage of retail sales in the total sales volume of gasoline and diesel increased from 54.6% in 2004 to 59.5% in 2005, up by 5.0 percentage points. The percentage of sales of gasoline and diesel by direct sales in the total sales volume decreased from 20.3% in 2004 to 19.1% in 2005, down by 1.2 percentage points. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 25.1% in 2004 to 21.3% in 2005, down by
3.8 percentage points.

         The following table sets forth the sales volumes, average realized prices and the respective rate of changes of the four major product categories in 2004 and 2005 in different forms of sales channels for gasoline and diesel.



                                                                  Rate of Change        Average        Rate of Change
                                                Sales Volume           from         Realized Prices         from
                                                                                  ------------------
                                                2004     2005      2004 to 2005      2004       2005    2004 to 2005
                                             -------------------------------------------------------------------------
                                              (million tonnes)         (%)         (RMB per tonne)          (%)
Gasoline....................................    27.51    30.32         10.2           3,762   4,430         17.8
   Retail sale..............................    18.42    21.63         17.4           3,911   4,562         16.6
   Direct sale..............................     2.89    2.84         (1.8)           3,536   4,206         18.9
   Wholesale................................     6.20    5.85         (5.7)           3,426   4,050         18.2
Diesel .....................................    61.10    67.93         11.2           3,215   3,767         17.2
   Retail sale..............................    30.00    36.90         23.0           3,351   3,885         15.9
   Direct sale..............................    15.12    15.91         5.2            3,211   3,786         17.9
   Wholesale................................    15.98    15.12        (5.4)           2,963   3,458         16.7
Kerosene including jet fuel.................     5.62    5.96          5.9            2,923   3,710         26.9
Fuel Oil....................................     9.69    13.33         37.7           1,793   2,374         32.4


         In 2005, the segment's operating expenses were RMB 453.5 billion, representing an increase of 36.7% compared with 2004. The increase was mainly due to the increase in purchase expenses, of which, purchase expenses for gasoline and diesel were RMB 355.5 billion, up by 36.3% over 2004, accounting for 78.4% of the segment's operating expenses. In 2005, average purchase prices of gasoline and diesel increased by 27.3% and 20.9%, respectively, to RMB 3,844 per tonne and RMB 3,518 per tonne compared with 2004. The purchase volume of gasoline and diesel increased by 10.2% and 11.2%, respectively, compared with 2004 to 30.32 million tonnes and 67.93 million tonnes.

         In 2005, the segment's operating profit was RMB 10.4 billion, representing a decrease of 29.7% compared with 2004.

         Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         In 2004, the segment's operating revenues of our marketing and distribution segment were RMB 346.4 billion, representing an increase of 43.5% over 2003. The increase was primarily due to the increase in the total sales volume and sales prices of petroleum products and the sustained optimization of marketing structure, which further increased the retail and direct sale ratios at gasoline and diesel.

         In 2004, the operating revenues from retail of gasoline and diesel were RMB 299.9 billion, accounting for 86.6% of the operating revenues of this segment. The percentage of retail and the distribution sales in the total sales volume of the segment increased further. The percentage of retail sales of gasoline and diesel in the segment's sales volume increased from 48.9% in 2003 to 54.6% in 2004, up by 5.7 percentage points. The percentage of direct sales of gasoline and diesel in the segment's sales volume increased from 13.3% in 2003 to 20.3% in 2004, up by 7 percentage points. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 37.8% in 2003 to
25.1 in 2004, down by 12.7 percentage points.

         The following table shows the sales volumes, average realized prices and respective percentages of change of four product categories in 2003 and 2004, including the break-down information of different sales channels for gasoline and diesel.


                                                                  Rate of Change        Average        Rate of Change
                                                Sales Volume           from         Realized Prices         from
                                                                                  ------------------
                                                2003     2004      2003 to 2004      2003       2004    2003 to 2004
                                             -------------------------------------------------------------------------
                                              (million tonnes)         (%)         (RMB per tonne)          (%)
Gasoline....................................    23.53     27.51        16.9           3,295    3,762        14.2
   Retail sale..............................    14.68     18.42        25.5           3,450    3,911        13.4
   Distribution.............................     1.62      2.89        78.3           3,152    3,536        12.2
   Wholesale................................     7.24      6.20       (14.3)          3,011    3,426        13.8
Diesel .....................................    47.92     61.10        27.5           2,789    3,215        15.3
   Retail sale..............................    20.29     30.00        47.8           2,954    3,351        13.4
   Distribution.............................     7.88     15.12        91.9           2,772    3,211        15.8
   Wholesale................................    19.75     15.98       (19.1)          2,626    2,963        12.8
Kerosene including jet fuel.................     4.57      5.62        23.0           2,350    2,923        24.4
Fuel Oil  ..................................     6.37      9.69        52.0           1,670    1,793         7.4

         In 2004, this segment's operating expenses were RMB 331.7 billion, representing an increase of 44.6% compared with 2003. Among others, purchasing costs of gasoline and diesel were RMB 260.9 billion, constituting 78.7% of the segment's operating expenses. Average purchased prices of gasoline and diesel increased by 12.1% and 18.8%, respectively, compared with 2003, to RMB 3,019 per tonne and RMB 2,910 per tonne respectively. The purchasing volume of gasoline and diesel increased by 16.9% and 27.5% from 2003, to 27.51 million tonnes and
61.10 million tonnes respectively.

         In 2004, the segment's operating income was RMB 14.7 billion, or an increase of 23.2% compared with 2003.

         Chemicals Segment

         Our chemicals segment consists of operations related to purchasing chemical feedstock from our refining segment, producing, marketing and distribution of petrochemical products and inorganic chemical products.

         Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

         In 2005, the segment's operating revenues were RMB 178.8 billion, representing an increase of 23.6% compared with 2004, which was primarily due to the increases in prices and sales volume of major chemical products.

         In 2005, the sales revenues of the Company's six major categories of chemical products (i.e. basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertilizer) totaled approximately RMB 159.5 billion, representing an increase of 27.9% compared with 2004, accounting for 89.2% of the total operating revenues of this segment.

         The following table sets forth the sales volume, average realized price and the respective rate of changes for each of these six categories of chemical products of this segment from 2004 to 2005.


                                                            Rate of Change         Average       Rate of Change
                                         Sales Volumes     from 2004 to 2005   Realized Prices  from 2004 to 2005
                                        ---------------                       -----------------
                                         2004      2005                        2004     2005
                                        ---------------------------------------------------------------------------
                                        (million tonnes)          (%)          (RMB per tonne)         (%)
Basic organic chemicals...............   7.38      9.51          28.8         4,292     4,828         12.5
Synthetic resins......................   5.40      6.37          18.0         7,986     9,007         12.8
Synthetic rubber......................   0.56      0.70          24.9         10,247   13,000         26.9
Synthetic fiber.......................   1.74      1.59          (8.6)        10,818   11,123          2.8
Synthetic fiber monomers
      and polymers....................   2.70       3.00         11.1         8,022     8,872         10.6
Chemical fertilizer...................   2.66      1.82         (31.4)        1,355     1,539         13.6

         In 2005, the operating expenses of the segment were RMB 164.5 billion, representing an increase of 30.6% compared with 2004. The increase was primarily due to the price increases of various raw materials, the increased consumption of various raw materials and auxiliary materials, the increased utilities expenses and other variable expenses and fixed costs, all associated with the increased production of the chemical products.
Among others:

         o Affected by the increase in the consumption of raw materials and their unit prices, the costs for raw materials increased by RMB 37.6 billion compared with 2004. Consumption of naphata and other cracking materials increased by 2.43 million tonnes over 2004, and unit price of raw materials was RMB 3,704 per tonne, up by RMB 1,160 per tonne over 2004.

         o Due to increased sales volume of chemical products, selling expenses, such as transportation costs, increased by RMB 700 million compared with 2004.

         In 2005, the segment's operating profit was RMB 14.3 billion, representing a decrease of RMB 4.4 billion compared with 2004.

         Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

         In 2004, the chemicals segment's operating revenue were RMB 144.7 billion, representing an increase of 39.3% compared with 2003. This increase was mainly due to an increase in sales volumes and sales prices of major chemical products.

         The sales revenues of the six major product categories of this segment, namely, basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber, synthetic fiber monomer and polymer, and chemical fertilizer, were approximately RMB 124.7 billion, accounting for 86.2% of the segment's operating revenues, representing an increase of 33.7% compared with 2003.

         The following table sets forth the sales volume, average realized prices and respective percentages changes of these six major categories of chemical products of the segment in 2003 and 2004.


                                                            Rate of Change         Average       Rate of Change
                                         Sales Volumes     from 2003 to 2004   Realized Prices  from 2003 to 2004
                                        ---------------------------------------------------------------------------
                                         2003      2004                        2003     2004
                                        ---------------------------------------------------------------------------
                                        (million tonnes)          (%)          (RMB per tonne)         (%)
Basic organic chemicals...............   7.21      7.38           2.4         3,377     4,292          27.1
Synthetic resins......................   5.10      5.40           6.0         6,017     7,986          32.7
Synthetic rubber......................   0.55      0.56           1.4         8,513    10,247          20.4
Synthetic fiber.......................   1.72      1.74           1.2         9,300    10,818          16.3
Synthetic fiber monomers
      and polymers....................   2.62      2.70           3.1         5,791     8,022          38.5
Chemical fertilizer...................   2.03      2.66          30.7         1,165     1,355          16.3

         In 2004, the chemicals segment's operating expenses were RMB 126.0 billion, representing an increase of 25.6% compared with that of 2003. This change was primarily caused by the price increase of various raw materials, the increased consumption of various raw materials and auxiliary materials with the increase in the production of this segment, as well as the increased variable expenses and fixed costs. More specifically, the increase was due to the following reasons:

         o Affected by the increase in the consumption of raw materials and auxiliary materials and the increase in their unit prices, the purchasing costs for raw materials, operating supplies and other related expenses increased by approximately RMB 21.9 billion compared with 2003.

         o Materials sales and other business expenses were up by RMB 1.8 billion compared with 2003.

         o Provision for impairment losses on low efficient facilities for fertilizer and caprolactam was RMB 2.0 billion, representing an increase of RMB 1.6 billion.

         In 2004, the segment's operating income was RMB 18.7 billion, representing an increase of approximately RMB 15.2 billion from 2003. The percentage of operating profit of the chemicals segment in our total operating profit increased from 9% in 2003 to 29.6% in 2004, representing an increase of
20.6 percentage pints.

         Corporate and others

         The business activities of corporate and others mainly consist of the import and export businesses of the subsidiaries, research and development activities of us and managerial activities of our headquarters.

         Year Ended December 31, 2005 compared with Year Ended December 31, 2004

         In 2005, the operating revenues of corporate and others were RMB 121.9 billion, representing an increase of 48.3% compared with 2004. The increase was due to the fact that China Petrochemical International Co., Ltd. and its subsidiaries increased their trading volume in importing and exporting crude oil and petrochemical products and other business transactions.

         In 2005, the segment's operating expenses were RMB 123.1 billion, representing an increase of 46.3% compared with 2004. The increase was primarily due to the increased purchase expenses of China Petrochemical International Co., Ltd. and its subsidiaries associated with the increase in their revenues.

         The segment's operating losses were RMB 1.2 billion, representing a decrease of RMB 0.7 billion in operating losses as compared with 2004.

         Year Ended December 31, 2004 compared with Year Ended December 31, 2003

         In 2004, the operating revenues of corporate and others segment were approximately RMB 82.2 billion, representing an increase of 26.1% from 2003. Such operating revenues mainly consisted of the consolidated operating revenues of China Petrochemical International Co., Ltd. and its subsidiaries. The increase was largely because we increased our import and export trading volume and other business transactions to capture the opportunities presented by the high prices of crude oil and petroleum products.

         In 2004, the operating expenses of corporate and others were approximately RMB 84.1 billion, representing an increase of 25.5% from 2003. The increase was largely because the purchasing costs of China Petrochemical International Co., Ltd. and its subsidiaries increased concurrently with its increased operating revenues.

         In 2004, the operating losses of the corporate and others segment were approximately RMB 1.9 billion, representing an increase of RMB 0.1 billion over 2003.

        D.       LIQUIDITY AND CAPITAL RESOURCES

         Our primary sources of funding have been cash provided by operating activities and short-term and long-term borrowings and our primary uses of funds have been for working capital, capital expenditures and repayment of short-term and long-term borrowings.

         As of December 31, 2005, our short-term debts (including short-term loans from Sinopec Group Company and its affiliates) were RMB 41.2 billion and accounted for 27.8% of our total short-term and long-term debts (long-term debts include interest free subordinated loan from Sinopec Group Company in the amount of RMB 35.6 billion due in 2020). As of December 31, 2005, cash and cash equivalents were RMB 13.7 billion as compared to RMB 16.4 billion as of December 31, 2004.

         Our future debt level is dependent primarily on results of operations, the capital expenditure plan and cash that may be generated from assets disposals. We believe that we have substantial borrowing capacity to meet unanticipated cash requirements.

         The following table sets forth a condensed summary of the statements of cash flows for the periods indicated and selected balance sheet items at the end of the periods indicated.


                                                                           For the Years Ended December 31,
                                                                          ---------------------------------
                                                                               2003       2004       2005
                                                                          ---------------------------------
                                                                                RMB        RMB        RMB
                                                                                (in billion)
Net cash from operating activities:
   Net cash provided by operations(1)..............................             72.6      104.0     105.2
   Changes in working capital and other
     assets and liabilities(2).....................................              3.6      (13.3)     (1.8)
   Net interest and tax paid(3)....................................            (14.1)     (21.6)    (26.9)
                                                                          ---------------------------------
          Total....................................................             62.1       69.1      76.5
                                                                          ---------------------------------
Cash flows from investing activities:
   Capital expenditure including capital expenditure of jointly
      controlled entities.........................................             (48.5)     (73.6)    (65.6)
   Purchase of investments net of proceeds from disposal of
     investments...................................................             (1.4)      (1.0)     (2.5)
   Net (purchase) redemption of in time deposits less maturity of
     time deposits.................................................             (1.2)       0.3       0.9
    Acquisition of minority interests in subsidiaries..............                -          -      (4.3)
   Proceeds from disposal of property, plant and equipment ........              0.4        0.3       0.5
                                                                          ---------------------------------
          Total....................................................            (50.7)     (74.0)    (71.0)
                                                                          ---------------------------------
Cash flows from financing activities:
   Proceeds from bank and other loans including those of jointly
     controlled entities, net of repayments........................             (6.8)      13.7      (2.9)
   Proceeds from issuance of corporate bonds, net of issuing
expenses                                                                           -        3.5       9.8
   Contribution from minority interest, net of distributions to
     minority interests............................................              0.2        0.2      (1.5)
   Dividend paid...................................................             (7.8)      (8.7)    (10.4)
   Distributions to Sinopec Group Company..........................                -       (3.7)     (3.1)
                                                                          ---------------------------------
          Total....................................................            (14.4)       5.0      (8.1)
                                                                          ---------------------------------
Net increase/(decrease) in cash and cash equivalents...............             (3.0)       0.1      (2.6)
                                                                          ---------------------------------
Cash and cash equivalents at end of year...........................             16.3       16.4      13.7
                                                                          =================================

____________
(1) Represents income/ before income tax as adjusted for depreciation, depletion and amortization, dry hole cost, income from associates, investment income, interest income, interest expense, gain from issuance of shares by a subsidiary, unrealized foreign exchange (gains)/losses, loss on disposal of property, plant and equipment, and impairment losses on long-lived assets.
(2) Represents decreases/(increases) in current assets, increases/(decreases) in current liabilities and increases in other assets, net of other liabilities.
(3) Represents interest received, interest paid, investment income received, and income tax paid.

         Net Cash from Operating Activities

         Net cash provided by operations increased from RMB 104.0 billion in 2004 to RMB 105.2 billion in 2005. The increase was primarily due to the increased income before income tax reflecting our better operating results in 2005.

         Cash Flows from Investing Activities

         Our cash outflows for capital expenditure projects amounted to RMB 44.4 billion, RMB 67.6 billion and RMB 63.1 billion in 2003, 2004 and 2005, respectively. In addition, we had RMB 4.1 billion, RMB 6.0 billion and RMB 2.5 billion in 2003, 2004 and 2005, respectively, of capital expenditure in our jointly controlled entities.

         In addition, we paid RMB 4.3 billion for acquisition of minority interests in Beijing Yanhua and other subsidiaries in 2005.

         Cash Flows from Financing Activities

         Net cash used in financing activities was RMB 8.1 billion in 2005, primarily because our repayment of bank and other loans (including loans of jointly controlled entities) exceeded our proceeds from bank and other loans by RMB 2.9 billion. The net cash outflow was further increased by the dividend paid in 2005 of RMB 10.4 billion and a distribution of RMB 3.1 billion to Sinopec Group Company for acquisition of petrochemical assets and catalyst assets. The cash outflow was partially offset by the net proceeds from the issuance of corporate bonds of RMB 9.9 billion.

         Contractual Obligations and Commercial Commitments

         The following table sets forth our obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2005.


                                                                    As of December 31, 2005
                                                     ------------------------------------------------------
                                                                     Payment due by period
                                                     ------------------------------------------------------
                                                        less than                                  After 5
                                             Total        1 year       1-3 years    4-5 years       years
                                             -----   ------------------------------------------------------
                                                                          (RMB millions)
Contractual obligations(1)
Short-term debts.........................      26,522       26,522            -            -             -
Long-term debts..........................     136,094       19,267       49,631       15,409        51,787
                                             --------------------------------------------------------------
Total contractual obligations............     162,616       45,789       49,631       15,409        51,787
                                             ==============================================================
Other commercial commitments(2)
Operating lease commitment...............     112,309        3,593        6,830        6,710        95,176
Capital commitment.......................      73,826       64,117        9,709            -             -
Exploration and production licenses......         640          107          171          123           239
Guarantees(3)............................          79           79            -            -             -
                                             --------------------------------------------------------------
Total commercial commitments.............     186,854       67,896       16,710        6,833        95,415
                                             ==============================================================


_________
(1) Contractual obligations include the contractual obligations relating to interest payments. See Note 30 to our audited consolidated financial statements for the contractual obligations relating to post employment benefit plans.
(2) Other commercial commitments represent off-balance sheet contingent liabilities, and other potential cash outflows (as of the balance sheet date) which may result from contingent events.
(3) Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2005, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2005, the maximum amount of potential future payments under the guarantees was RMB 79 million. We monitor the conditions that are subject to the guarantees to identify whether a loss is probable, and will recognize any such loss under guarantees when those losses are estimable. As of December 31, 2005, it was not probable that we would be required to make payments under these guarantees. See Note 28 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

         The following table sets forth our capital expenditure by segment for each of the years ended December 31, 2003, 2004 and 2005 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.


                                     2003                2004                 2005                Total
                               ----------------   ------------------   ------------------   ------------------
                                RMB     Percent      RMB     Percent     RMB     Percent     RMB     Percent
                                                   (in billions, except percentage data)
Exploration and production .    20.6         45      21.2        33      23.1        39      64.9        38
Refining.....................    9.8         22      14.3        22      14.1        24      38.2        23
Marketing and distribution...    6.8         15      16.7        26      11.0        19      34.4        20
Chemicals....................    7.7         17      11.0        17       9.4        16      28.1        17
Corporate....................    0.5          1       1.6         2       1.1         2       3.3         2
                               -------------------------------------------------------------------------------
     Total...................   45.4        100      64.8       100      58.7       100     168.9       100
                               ===============================================================================

         In 2005, we adjusted our investment allocation in line with our development strategy and core business based on market conditions, and worked for better organization and implementation of major projects. The total capital expenditure in 2005 was RMB 58.7 billion.

         o The capital expenditure for our exploration and production segment was RMB 23.1 billion. With the investment, new crude oil and natural gas reserves were discovered in some major exploratory areas, including Jiyang Depression, Tahe and northeast Sichuan. Newly built crude oil and natural gas production capacity increased by 5.79 million tonnes per annum and 2.1 billion cubic meters per annum, respectively.

         o The capital expenditure for our refining segment was RMB 14.1 billion. With the investment, newly added primary refining capacity, hydro-refining capacity and coking capacity increased by 6.7 million tonnes per annum, 3.73 million tonnes per annum and 2.8 million tonnes per annum, respectively; the revamping of facilities for upgrading refined oil product quality was completed on schedule and Ningbo-Shanghai-Nanjing pipeline for imported crude oil was completed and put into operation.

         o The capital expenditure for our marketing and distribution segment was RMB 11.0 billion. With the investment, the Southwest refined oil pipeline was fully completed and put into operation, the refined petroleum products sales network further improved by way of construction and acquisition of new service stations and renovation of existing service stations. Our leading position in our principal market was further solidified, with a net increase of 786 self-operated service stations.

         o The capital expenditure for our chemicals segment was RMB 9.4 billion. With the investment, Maoming's Ethylene expansion project and the PTA revamping project at Shanghai Petrochemical and Yangzi Petrochemical progressed smoothly, and the coal gasification projects for fertilizer production progressed on schedule.

         o The capital expenditure for corporate and others was RMB 1.1 billion. With the investment, our information technology systems were further improved.

         In addition, we incurred a total of RMB 2.6 billion in capital expenditure in 2005 on our two petrochemical joint ventures, Shanghai Secco and BASF-YPC, both of which have been successfully put into commercial operation.

         In 2006, our planned capital expenditure is RMB 70 billion. The projected expenditure for exploration and production segment is RMB 29.8 billion, for refining segment is RMB 14.6 billion, for chemical segment is RMB
12.5 billion, for marketing and distribution segment is RMB 11 billion.

         The capital expenditure will be primarily invested in the following activities:

         o In the exploration and production segment, we will continue to pursue the principle of "coordination of reserves, production, investment and returns", construction of crude oil and natural gas production capacity in western China. In addition, development of Puguang Gas Field in northeastern Sichuan will be accelerated. We will also endeavor to enhance overall deployment of our production capacity in marginal reserves and maintain a positive balance between the production and newly found reserves.

         o In the refining segment, we will accelerate construction of crude oil pipeline and related receiving and unloading facilities, ensure the smooth progress of the revamping efforts at refining facilities in Guangzhou, Yanshan and other areas aimed at upgrading oil product quality, and push forward Qingdao oil refining project and Fujian integrated project.

         o In the chemical segment, we will focus on the successful commencement of operation of the revamped facilities at Maoming, the PX and PTA facilities at Yangzi and three fertilizer facilities and the orderly commencement of construction of the ethylene facilities at Fujian, Tianjin and Zhenhai.

         o In the marketing and distribution segment, we will continue to optimize and adjust the sales network, accelerate construction of refined petroleum product pipelines and construct more service stations in central cities, new urban districts and along expressways.

         We plan to fund our capital expenditures and working capital requirements principally through cash provided by operating activities and short- and long-term debts from domestic as well as overseas sources. We believe our working capital is sufficient for our present requirements. Our capital expenditure plans are subject to a number of risks and uncertainties, and our actual capital expenditures may vary significantly from these planned amounts due to various factors. See "Item 3. --Key Information -- Risk Factors -- Our development plans have significant capital expenditure and financing requirements, which are subject to a number of risks and uncertainties".

Consumer Price Index

         According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 1.8% in 2005, compared with 3.9% in 2004 and 1.2% in 2003. Inflation in the PRC has not had a significant impact on our results of operations in recent years.

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

         o the US GAAP requirement that minority interests at the balance sheet date be presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity, whereas under IFRS, minority interest at the balance sheet date be presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company.

         o the US GAAP requirement that minority interests in the results of the Group for the period be separately presented in the consolidated statement of income as deduction before arriving at the net income, whereas under IFRS, minority interests in the results of the Group for the period be presented on the face of the consolidated statement of income as an allocation of the total net income for the period between the minority interests and the equity shareholders of the Company.

     See Note 39 to the consolidated financial statements for further information.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

         The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2006.

Name                                  Age  Positions with Sinopec Corp.
----                                  ---  -----------------------------------
Chen Tonghai                          57   Chairman of the Board of Directors
Wang Jiming                           63   Vice Chairman
Mou Shuling                           61   Director
Zhang Jiaren                          61   Director and Chief Financial Officer
Cao Xianghong                         60   Director
Liu Genyuan                           60   Director
Gao Jian                              56   Director
Fan Yifei                             42   Director
Chen Qingtai                          68   Independent Non-executive Director
Ho Tsu Kwok Charles                   56   Independent Non-executive Director
Shi Wanpeng                           68   Independent Non-executive Director
Zhang Youcai                          64   Independent Non-executive Director
Cao Yaofeng                           52   Employee Representative Director

         Chen Tonghai, 57, Chairman of the Board of Directors of Sinopec Corp. and Mr. Chen is also President of Sinopec Group Company. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specialising in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From July 1983 to December 1986, Mr. Chen was Vice Party Secretary and then Party Secretary of Zhenhai Petroleum and Petrochemical Plant under the former Sinopec Group Company. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of the Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of Sinopec Group Company from April 1998 to March 2003. Mr. Chen has been President of Sinopec Group Company since March 2003. Mr. Chen served as Director and Vice Chairman of the First Session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen was elected as Director and Chairman of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Wang Jiming, 63, Vice Chairman of the Board of Directors. Mr. Wang graduated from East China Chemical Institute in September 1964 specialising in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in China's petroleum and petrochemical industry. From November 1984 to June 1993, Mr. Wang served as Vice President, Acting President and President of Shanghai Petrochemical Plant under the former Sinopec Group Company. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 to February 1994. He served as Vice President of Sinopec Group Company (before its reorganisation) and Chairman of Shanghai Petrochemical Company from February 1994 to April 1998. Mr. Wang served as Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Wang has also served as Chairman of Shanghai SECCO Petrochemical Company Limited from December 2001 to July 2003. Mr. Wang served as Director of the First Session of the Board of Directors and President of Sinopec Corp. from February 2000 to April 2003. From April 2003 to March 2005, Mr. Wang served as President of Sinopec Corp. In April 2003, Mr. Wang was elected as Director and Vice Chairman of the Second Session of the Board of Directors of Sinopec Corp.

         Mou Shuling, 61, Director of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum production engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1990 to April 1997, Mr. Mou served as Deputy Director and Director of Jiangsu Petroleum Exploration Bureau. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou served as Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Mou served as Director of the First Session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. From April 2003 to March 2005, Mr. Mou served as Senior Vice President of Sinopec Corp. In April 2003, Mr. Mou was elected as Director of the Second Session of the Board of Directors of Sinopec Corp.

         Zhang Jiaren, 61, Director and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in July 1966 specialising in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in China's petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as Vice President and President of Zhenhai Petroleum and Petrochemical Plant under the former Sinopec Group Company. From July 1994 to April 1998, Mr. Zhang served as Chairman and President of Zhenhai Refining and Chemical Company. Mr. Zhang served as Vice President of Sinopec Group Company from April 1998 to February 2000. Mr. Zhang served as Director of the First Session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. Mr. Zhang has been Chief Financial Officer of Sinopec Corp. since March 2000. In April 2003, Mr. Zhang was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. From April 2003 to November 2005, Mr. Zhang served as Senior Vice President and Chief Financial Officer of Sinopec Corp. In November 2005, Mr. Zhang was appointed as Chief Financial Officer of Sinopec Corp.

         Cao Xianghong, 60, Director of Sinopec Corp. Mr. Cao graduated from Nanjing Chemical Institute in July 1967 specialising in macro molecular chemistry. Mr. Cao is an academician of the China Academy of Engineering and a professor level senior engineer. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as Deputy General Manager and Chief Engineer of Beijing Yanshan Petrochemical Company under the former Sinopec Group Company. From August 1997 to February 2000, Mr. Cao served as President, Vice Chairman and Chairman of Beijing Yanshan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao served as Director of the First Session of the Board of Directors and Vice President of Sinopec Corp. from February 2000 to April 2003. From April 2003 to November 2005, Mr. Cao served as Senior Vice President of Sinopec Corp. In November 2005, Mr. Cao was appointed as Chief Engineer of Sinopec Corp. In April 2003, Mr. Cao was elected as Director of the Second Session of the Board of Directors of Sinopec Corp.

         Liu Genyuan, 60, Director of Sinopec Corp. Mr. Liu graduated from Shanghai Science and Technology University in July 1968 specialising in radiation chemistry. He is a professor level senior economist and has over 30 years' extensive management experience in China's petrochemical industry. From May 1995 to July 2001, he served as President of Shanghai Gaoqiao Petrochemical Company under the former Sinopec Group Company. Mr. Liu served as Vice President of Sinopec Group Company from July 2001 to November 2005. Mr. Liu has been Chairman and President of Sinopec Assets Management Company Limited since September 2005. Mr. Liu was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in June 2003.

         Gao Jian, 56, Director of Sinopec Corp. In September 1982, Mr. Gao graduated from the Beijing Institute of Politics and Law as a postgraduate specialising in political economics. In July 1992, he graduated from the Finance Science Research Institute of the Ministry of Finance with a Ph.D. degree specialising in finance. From November 1997 to June 1998, he conducted postdoctoral research at the Faculty of Economics at Harvard University, USA. He is a Senior Economist. Mr. Gao has been engaged in research in economic theories and financial management for a long period of time and has extensive experience in economics and financial management. From January 1989 to April 1994, he was Deputy Head of the Department of Treaty and Law of the Ministry of Finance and the Deputy Head of the National Debts Management Department. From April 1994 to October 1998, he was the Head of the National Debts Department and the Head of the Department of Treaty and Law of the Ministry of Finance. From October 1998 to April 2001, he was the Chief Economist, the Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the China Development Bank. From April 2001 to July 2003, he was the Assistant to the Governor, Head of the Funds Bureau and, concurrently, the Chief Representative of the Hong Kong Representative Office of the China Development Bank. Since July 2003, he is the Deputy Governor of the China Development Bank. He was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in May 2004.

         Fan Yifei, 42, Director of Sinopec Corp. Mr. Fan graduated from the treasury and finance department of Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master degree in international economics from the Columbia University in 2002. He is a senior accountant. From June 1993 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank successively. From September 1994 to July 1996, he served as Vice General Manager of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. Mr. Fan served as the Assistant to the Governor of China Construction Bank from February 2000 to June 2005, during which he enriched his experience by participating in the Three Gorges project, and also acted as the Assistant to the General Manager of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan was elected as Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Chen Qingtai, 68, Independent Non-executive Director of Sinopec Corp. Mr. Chen graduated from Tsinghua University in February 1964 specialising in power and dynamics engineering. Mr. Chen is a researcher and professor. Mr. Chen was engaged in business administration and macro-economic management over a long period of time, and has accumulated extensive experience in business administration and macro-economic management. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works and Chairman of Dongfeng Peugeot Citroen Automobile Limited, Ltd. From July 1992 to April 1993, Mr. Chen served as Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. From March 1998 to November 2004, Mr. Chen served as Vice Minister of the Development Research Center of the State Council (DRC) of PRC. Since July 2000, he has been Director of the Public Policy and Management School of Tsinghua University. Mr. Chen has been a member of the Standing Committee of the Tenth session of Chinese People's Political Consultative Conference since March, 2003. From November 2004, Mr. Chen has been a senior researcher of the DRC. Since March 2005, he has been Vice chairman of the Economic Committee of the Tenth Session of Chinese People's Political Consultative Conference. Mr. Chen served as Independent Non-executive Director of the First session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Cao was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp.

         Ho Tsu Kwok Charles, 56, Independent Non-executive Director of Sinopec Corp. Mr. Ho is Chairman of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in Asia Pacific region. Mr. Ho is also Chairman and Director of Global China Investments Limited, a joint venture between a Canadian provincial government pension fund and the Ontario Municipal Employees Retirement System. He is responsible for devising investment and management strategies for Global China Investments Limited. Mr. Ho is Chairman of Global China Investments Holdings Limited and Non-executive Director of China National Aviation Company Limited, each of which is listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Standing Committee of the Chinese People's Political Consultative Conference and an economic consultant to Shandong provincial government. He is a member of the Board of Trustees of the University of International Business and Economics of China and an honorary member of the Board of Trustees of Peking University. Mr. Ho served as Independent Non-executive Director of the First session of the Board of Directors of Sinopec Corp. from June 2000 to April 2003. In April 2003, Mr. Ho was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp.

         Shi Wanpeng, 68, Independent Non-executive Director of Sinopec Corp. Mr. Shi graduated from Northern Jiaotong University in August 1960 specialising in railway transportation administration. He is a professor level senior engineer. He has long been engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. Since January 2003, he has been Chairman of China Packaging Federation. He has been a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Zhang Youcai, 64, Independent Non-executive Director of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specialising in inorganic chemistry. He is a professor. He has long been engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice President, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertiliser Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was a Vice Minister of the Ministry of Finance and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002. He has also been the member of the standing committee of the Tenth Session of the National People's Congress and Deputy Director of its Financial and Economic Committee since March 2003. Mr. Zhang was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

         Cao Yaofeng, 52, Employee Representative Director of Sinopec Corp. Mr. Cao graduated from the General Section of East China Petroleum Institute in September 1977 specialising in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to December 2001, he was a Deputy Director of Shengli Petroleum Administration Bureau under Sinopec Group Company. He acted concurrently as a ViceChairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited from May 2000 to December 2001. From December 2001 to December 2002, he was a Director and the General Manager of Sinopec Shengli Oilfield Company Limited. Mr. Cao served as the Chairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited from December 2002 to December 2005. From October 2004 to November 2005, Mr. Cao served as Assistant to the President of the Sinopec Group Company. In November 2005, Mr. Cao was appointed as Vice President of Sinopec Group Company. Mr. Cao was elected as Employee Representative Director of the Second Session of the Board of Directors of Sinopec Corp. in April 2003.

Supervisors

         The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2006.

Name                               Age  Position with the Company
----                               ---  -------------------------

Wang Zuoran                        55   Chairman of the Board of Supervisors
Zhang Chongqing                    61   Supervisor
Wang Peijun                        60   Supervisor
Wang Xianwen                       61   Supervisor
Zhang Baojian                      61   Supervisor
Kang Xianzhang                     57   Supervisor
Cui Jianmin                        73   Independent Supervisor
Li Yonggui                         65   Independent Supervisor
Su Wensheng                        49   Employee Representative Supervisor
Cui Guoqi                          52   Employee Representative Supervisor
Zhang Xianglin                     59   Employee Representative Supervisor
Zhang Haichao                      48   Employee Representative Supervisor

         Wang Zuoran, 55, Chairman of the Supervisory Committee of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level senior economist and he has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor and Chairman of the Second Session of the Supervisory Committee of Sinopec Corp..

         Zhang Chongqing, 61, Supervisor of Sinopec Corp. Mr. Zhang graduated from China University of Science and Technology in July 1967 specialising in macro molecular chemistry. He is a professor level senior economist. From May 1991 to February 1993, Mr. Zhang served as Vice President of Planning Institute of former Sinopec Group Company. From February 1993 to December 1998, Mr. Zhang served as Deputy Director and Director of General Administrative Office of former Sinopec Group Company. Mr. Zhang has been Director of General Administrative Office of Sinopec Group Company from December 1998 to February 2005. Mr. Zhang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Zhang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

         Wang Peijun, 60, Supervisor of Sinopec Corp. Mr. Wang graduated from Northeast Petroleum Institute in July 1970 specialising in oil and gas field engineering. He is a professor level senior economist. From June 1989 to August 1991, Mr. Wang was Vice Party Secretary of Qilu Petroleum and Petrochemical Company under former Sinopec Group Company. From August 1991 to December 1998, he served as Deputy Director and Director of Human Resources Department of former Sinopec Group Company. From December 1998 to September 2005, Mr. Wang has been Director of Human Resources Department of Sinopec Group Company. Mr. Wang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

         Wang Xianwen, 61, Supervisor of Sinopec Corp. Mr. Wang graduated from Jilin University in July 1968 specialising in chemistry. He is a professor level senior economist. From April 1984 to March 1990, Mr. Wang served as Deputy Manager of Jinzhou Petrochemical Company under the former Sinopec Group Company. From March 1990 to December 1998, Mr. Wang served as Deputy Director and Director of Auditing Bureau of the former Sinopec Group Company. Mr. Wang served as Director General of Auditing Bureau of Sinopec Group Company from December 1998 to January 2005. Mr. Wang served as the Director of Sinopec Corp.'s Auditing Bureau from February 2000 to January 2005. Mr. Wang served as Supervisor of the First Session of the Supervisory Committee of Sinopec Corp. from February 2000 to April 2003. In April 2003, Mr. Wang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp.

         Zhang Baojian, 61, Supervisor of Sinopec Corp. Mr. Zhang graduated from Shandong Institute of Finance and Economics in July 1968 specialising in industrial accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and Deputy Director of the Finance Department of the former Sinopec Group Company. He acted concurrently as the Vice Chairman of Sinopec Finance Company Limited from May 1993 to October 1995. From October 1995 to February 2000, he served as the Director of the Finance Department of former Sinopec Group Company and Sinopec Group Company, and concurrently served as Chairman of Sinopec Finance Company Limited. From February 2000 to March 2003, Mr. Zhang served as Director of the Finance & Planning Department of Sinopec Group Company and concurrently as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited. From March 2003 to October 2004, he served as Deputy Chief Accountant and concurrently the Director of the Finance & Planning Department of Sinopec Group Company as well as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited. He served as Vice Chairman of the Board of Directors of Sinopec Finance Company Limited from October 2004 to July 2005. Mr. Zhang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Kang Xianzhang, 57, Supervisor of Sinopec Corp. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specialising in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specialising in party and political affairs management (bachelor course). He is a senior political worker. From June 1995 to August 1996, he was the Deputy Director of the Organisation Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organisation Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of Sinopec Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang was elected as Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Cui Jianmin, 73, Independent Supervisor of Sinopec Corp. Mr. Cui graduated from the Renmin University of China in October 1962 specialising in planning. Mr. Cui is a senior auditor, certified accountant and has extensive management experience in the fields of auditing and finance. From June 1983 to January 1985, Mr. Cui served as Director of Industry and Transportation Bureau of National Audit Office of PRC. From January 1985 to April 1995, Mr. Cui was Deputy Auditor-General and Managing Deputy Auditor-General of National Audit Office of PRC. From December 1995 to November 2004, Mr. Cui was Chairman of the Chinese Certified Public Accountants Association. Since October 2004, he has been the consultant for the Chinese Certified Tax Agents Association. Mr. Cui served as Independent Supervisor in the first session of Supervisory Committee of Sinopec Corp. from April 2000 to April 2003 and was elected Independent Supervisor of the Second Session of Supervisory Committee of Sinopec Corp. in April 2003.

         Li Yonggui, 65, Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965 specialising in finance. He is a senior economist and a certified public accountant. He has long been engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director of the State Administration of Taxation. He was Chief Economist of the State Administration of Taxation of China from February 1995 to September 2001. Mr. Li has been Chairman of the Chinese Certified Tax Agents Association since April 2000. Mr. Li was elected as Independent Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Su Wensheng, 49, Employee Representative Supervisor of Sinopec Corp. Mr. Su graduated from Tsinghua University in December 1980 specialising in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the Beijing Designing Institute under the former Sinopec Group Company, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former Sinopec Group Company. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of Sinopec Group Company since December 1998. He has acted concurrently as the Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since December 2001. Mr. Su was elected as Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Cui Guoqi, 52, Employee Representative Supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 specialising in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior political worker. Mr. Cui has served as Director of Sinopec Beijing Yanhua Petrochemical Company Limited and has served concurrently as Chairman of the Trade Union of Sinopec Beijing Yanshan Company since February 2000. Mr. Cui has been a member of the Executive Committee of the All China Federation of Trade Unions since December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. In August 2005, Mr. Cui was elected as Deputy Secretary of the CPC Committee of Sinopec Yansan Petrochemical Co. Mr. Cui was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

         Zhang Xianglin, 59, Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Beijing Machinery College in July 1970 specialising in precision machine tools. He is a professor level senior political worker. From January 2000 to March 2004, he served as Director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited. He has been Deputy Secretary of the Communist Party Committee of Sinopec Yangzi Petrochemical Company Limited since July 2002. Since March 2004, he has been secretary of the Commission for Discipline Inspection and concurrently the convener of the Supervisory Committee of Sinopec Yangzi Petrochemical Company Limited. Mr. Zhang was elected Employee Representative Supervisor of the Second Session of the Supervisory Committee of Sinopec Corp. in April 2003.

          Zhang Haichao, 48, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specialising in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specialising in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. He served as a Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as the General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as the Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Co., Ltd. since April 2004. He was Secretary of the CPC Party Committee and Vice Chairman and Deputy General Manager of Sinopec Oil Products Sales Company from October 2004 to November 2005. He served as an employee representative supervisor of the second session of the Supervisory Committee of Sinopec Corp. from April 2003 to November 2005. He has been Secretary of the CPC Party Committee, Chairman and General Manager of Sinopec Oil Products Sales Company since November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Other Executive Officers

Name                                 Age  Positions with Sinopec Corp.
----                                 ---  ----------------------------

Wang Tianpu                          43   President
Zhang Jianhua                        41   Senior Vice President
Wang Zhigang                         48   Senior Vice President
Cao Xiyou                            44   Senior Vice President
Dai Houliang                         42   Vice President
Chen Ge                              43   Secretary of the Board of Directors

         Wang Tianpu, 43, President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organics chemistry. He obtained his MBA degree in Dalian Polytechnic University in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp. Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp. from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp. since March 2005.

         Zhang Jianhua, 41, Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a masters degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005.

         Wang Zhigang, 48, Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982 majoring in oil production, and then obtained a masters degree from University of Petroleum in June 2000 majoring in oil and gas development engineering. He obtained a Ph.D degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005.

         Cai Xiyou, 44, Senior Vice President. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training center in October 1990. He is a senior economist. From June 1995 to May 1996, he was the Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was the Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was the Deputy General Manager of Sinopec Sales Company, and from June 2001 to December 2001, he was the Executive Deputy Manager of Sinopec Sales Company. He has been a Director of China International United Petrochemical Company Limited (UNIPEC) since December 2001 and has been the General Manager of UNIPEC from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.

         Dai Houliang, 42, Vice President of Sinopec Corp. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specialising in Organic Chemical Engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as a Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as the Chairman of BASF-YPC Company Limited since December 2004. He has been the Deputy Chief Finance Officer of Sinopec Corp. since September 2005. Mr. Dai has been Vice President of Sinopec Corp. since November 2005.

         Chen Ge, 43, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained an MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director-General of Board Secretariat of Sinopec Corp. Mr. Chen has been the Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

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

         The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2005.


                                                                    Remuneration paid by the
Name                                 Position with the Company               Company in 2005
----                                 -------------------------      ------------------------
                                                                             (RMB thousand)

Directors
---------
Chen Tonghai                         Chairman                                              0
Wang Jiming                          Vice Chairman                                       480
Mou Shuling                          Director                                            442
Zhang Jiaren                         Director and Chief
                                     Financial Officer                                   455
Cao Xianghong                        Director                                            455
Liu Genyuan                          Director                                              0
Gao Jian                             Director                                              0
Fan Yifei                            Director                                              0
Chen Qingtai                         Independent
                                     Non-executive Director                         27(Fees)
Ho Tsu Kwok Charles                  Independent
                                     Non-executive Director                         21(Fees)
Shi Wanpeng                          Independent
                                     Non-executive Director                         24(Fees)
Zhang Youcai                         Independent
                                     Non-executive Director                         21(Fees)
Cao Yaofeng                          Employee                                            279

Supervisors
-----------

Wang Zuoran                          Chairman of the
                                     Supervisory Committee                                 0
Zhang Chongqing                      Supervisor                                            0
Wang Peijun                          Supervisor                                            0
Wang Xianwen                         Supervisor                                            0
Zhang Baojian                        Supervisor                                            0
Kang Xianzhang                       Supervisor                                            0
Cui Jianmin                          Independent Supervisor                        24 (Fees)
Li Yonggui                           Independent Supervisor                        24 (Fees)
Su Wensheng                          Employee Representative
                                     Supervisor                                          202
Cui Guoqi                            Employee Representative
                                     Supervisor                                          154
Zhang Xianglin                       Employee Representative
                                     Supervisor                                          181
Zhang Haichao                        Employee Representative
                                     Supervisor                                          194

Executive officers
------------------

Wang Tianpu                          President                                           462
Zhang Jianhua                        Senior Vice President                               261
Wang Zhigang                         Senior Vice President                               261
Cai Xiyou                            Senior Vice President                               260
Dai Houliang                         Vice President                                      219
Zhang Haichao                        Vice President                                      194
Chen Ge                              Secretary to the Board of
                                     Directors                                           202

         We do not have any service contract with any director that provides for benefits upon termination of service.

C.    BOARD PRACTICE

         We have three special board committees, namely, an audit committee, a strategy committee and a remuneration and evaluation committee. The majority of the members of the strategy committee and the remuneration and evaluation committee, and all members of the audit committee, are independent directors. In addition, the audit committee shall have at least one independent director who is a financial expert.

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

         The members of audit committee are Chen Qingtai, Shi Wanpeng, Zhang Youcai and Ho Tsu Kwok Charles. The members of strategy committee are Wang Jiming, Shi Wanpeng, Ho Tsu Kwok Charles, Mou Shuling, Zhang Jiaren, Cao Xianghong and Fan Yifei. The members of remuneration and evaluation committee are Shi Wanpeng, Chen Qingtai, Zhang Youcai, Mou Shuling and Liu Genyuan.

D.    EMPLOYEES

         As of December 31, 2003, 2004 and 2005, we had approximately 400,513, 389,451 and 364,528 employees. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2005.


                                                                              Percentage of Total Number of
     By Segment                                  Number of Employees                   Employees (%)
                                                 -------------------          ------------------------------
     Exploration and Production ........               119,282                             32.7
     Refining ..........................                76,332                             21.0
     Marketing and Distribution ........                66,839                             18.3
     Chemicals .........................                93,990                             25.8
     Corporate and Others ..............                 8,085                              2.2
     Total..............................               364,528                            100.0

                                                                              Percentage of Total Number of
       By Employee's Scope of Work               Number of Employees                   Employees (%)
                                                 -------------------          ------------------------------
Production..............................                181,332                             49.7
Sales...................................                 65,615                             18.0
Technical...............................                 45,026                             12.4
Finance.................................                  9,697                              2.7
Administration..........................                 29,891                              8.2
Others..................................                 32,967                              9.0
Total...................................                364,528                            100.0

                                                                              Percentage of Total Number of
              By Education                       Number of Employees                   Employees (%)
                                                 -------------------          ------------------------------
Master's degree and above...............                  3,958                              1.1
University .............................                 52,796                             14.5
Tertiary education......................                 74,173                             20.3
Technical/polytechnic school............                 37,743                             10.4
Secondary, technical/polytechnic school
or below................................                195,858                             53.7
Total...................................                364,528                            100.0

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

         We have planned to reduce the number of employees by 100,000 persons by means of retirement, voluntary resignation and/or redundancy within the period of 5 years from 2001 to 2005, so as to enhance our efficiency and operating profit. The aggregate employee reduction in the five years ended December 31, 2005 amounted to 126,000 persons. In 2005, we recorded employee reduction expenses of approximately RMB 370 million relating to the reduction of approximately 7,000 employees.

         E.      SHARE OWNERSHIP

         Our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         The following table sets forth information regarding our major shareholders as of May 19, 2006.

                                               Number of         Percentage of
                                             Shares Owned       Ownership (%)
Shareholder                                  (in millions)      --------------
-----------                                  -------------
Sinopec Group Company......................     61,757.325           71.23

         As of May 19, 2006, we had 67,121,951,000 state-owned shares, 16,780,488,000 H shares and 2,800,000,000 A shares outstanding. As of May 19, 2006, 1,634,743,700 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of May 19, 2005, 16,327,937 ADSs, representing 1,632,793,700 H shares, were held of record by Cede & Co. and 63 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

         B.      RELATED PARTY TRANSACTIONS

         Sinopec Group Company owns 71.23% of our outstanding equity as of May 19, 2006. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

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

         The proposals of the acquisition of petrochemical assets, catalyst assets and petrol station assets from Sinopec Group and disposal of downhole operation assets were approved by our shareholders at the extraordinary general meeting held on December 21, 2004. The total consideration payable for these acquisitions was RMB 5.3 billion and the consideration receivable for the disposal was RMB 1.7 billion, resulting in a net cash consideration of RMB 3.6 billion payable to Sinopec Group Company.

         Our aggregate amount of connected transactions actually occurred during 2005 was RMB 179.296 billion, of which, incoming trade amounted to RMB 84.073 billion, and outgoing trade amounted to RMB 95.223 billion (including, RMB
95.123 billion of sales of products and services, RMB 52 million of interest earned, RMB 48 million of income from agency fee). All of these transactions satisfied the conditions of waiver granted by the Hong Kong Stock Exchange. In 2005, the products and services provided by Sinopec Group Company (procurement, storage, transportation, exploration and production services, production-related services) to us were RMB 75.486 billion, representing 9.86% of our operating expenses for 2005, a decrease of 1.33 percentage points compared with those in 2004, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to us were RMB 1.79 billion, representing 0.23% of the operating expenses, with a slight decrease compared with 0.31% in the preceding year, which were within the cap of 2% for waiver. In 2005, the product sales from us to Sinopec Group Company amounted to RMB 58.579 billion, representing 7.12% of our operating revenue, which were within the cap of 14% for waiver. With regard to the Leasing Agreement for Land Use Rights, the amount of rent paid by us as of December 31, 2005 was approximately RMB 2.557 billion.

         Please also see Note 30 to our consolidated financial statements included elsewhere in this annual report.

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

         Dividends may be paid only out of our distributable profits (less allocations to the statutory funds which generally range from 15% to 20% of our net income determined in accordance with the PRC Accounting Rules and Regulations) and may be subject to PRC withholding tax. Our articles of association limit our distributable profits to the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and IFRS. Subject to the above, we currently expect that we will distribute as dividends up to 40% of our distributable profits.

         Our board has proposed a final dividend of RMB 0.13 per ordinary share for the year ended December 31, 2005, which is equivalent to RMB 13.0 per ADS. After deducting the interim dividends distribution of RMB 0.04 per ordinary share, the year end dividend is RMB 0.09 per ordinary share, which is equivalent to RMB 9.0 per ADS. The total dividend to be paid amounted to approximately RMB 7,803 million.

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


                                  The Stock Exchange of      The New York Stock       The Shanghai Stock
                                         Hong Kong                Exchange                  Exchange
                                  -----------------------------------------------------------------------
Period                             High          Low          High        Low         High          Low
       Past 6 months               (HK dollar per H share)   (US dollar per ADS)       (RMB per A share)
2006          May   (up   to          5.35          4.80      68.60       60.71       7.24        6.43
              May 19)
              April                   5.50          4.60      71.94       60.08       6.07        5.09
              March                   4.80         4.275       62.0       55.51       5.31        4.79
              February                5.15          4.55      63.73       58.25        5.4        4.98
              January                4.725         3.875      62.10       50.29       5.18        4.53
2005          December                 3.9          3.52      50.58       45.72       4.75        4.10


       Quarterly Data
2006          First Quarter           5.00         3.875      63.73       50.29       5.39        4.58
2005          Fourth Quarter          3.90         3.075      50.58       39.80       4.66        3.78
              Third Quarter           3.75          3.00      47.48       38.47       4.62        3.41
              Second Quarter         3.225          2.75      41.08       35.55       4.38        3.25
              First Quarter          3.575         2.950      45.42       38.26       4.52        3.89
2004          Fourth Quarter         3.325         2.925      42.31       37.95       4.67        4.30
              Third Quarter          3.175          2.75      41.05       35.35       5.13        4.26
              Second Quarter         3.125         2.475      40.15       32.08       5.55        4.56
              First Quarter           3.85          2.75      49.90       36.05       5.77        4.82

        Annual Data
2005                                  3.90          2.75      50.58       35.55       4.66        3.25
2004                                  3.85         2.475      49.90       32.08       5.77        4.26
2003                                 3.475          1.24      44.41       17.30       5.06        2.94
2002                                  1.44          1.05      18.33       13.50       3.90        3.01
2001                                  1.65          1.00      21.00       12.80       4.36        3.29

___________
Source: Bloomberg

ITEM 10.    ADDITIONAL INFORMATION

         A.      SHARE CAPITAL

         Not applicable.

         B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

         The following is a summary of certain provisions of our articles of association, as amended, the Company Law of the PRC (2006) and certain other applicable laws and regulations of the PRC. You and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations for further information.

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

Sources of Shareholders' Rights

     The PRC's legal system is based on written statutes and is a system in which decided legal cases have little precedent value. The PRC's legal system is similar to civil law systems in this regard. In 1979, the PRC began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People's Congress adopted the PRC Company Law. On October 27, 2005, the PRC Company law was amended by the Standing Committee of the 10th National People's Congress, and came into force on January 1, 2006. The amended PRC Company Law enhanced the protection of shareholders' rights primarily in the following regards:

         o Shareholders holding more than 10 percent of the shares of the company are entitled to petition the court to dissolve the company if (i) the company is in serious operational difficulties; (ii) its continuing existence will seriously prejudice the interests of the shareholders; and (iii) such difficulties cannot be resolved through any other means;
         o Shareholders holding more than 1 percent of the shares of the company for more than 180 consecutive days are entitled to request the board of supervisors (in terms of directors and senior management) or the board of directors (in terms of supervisors) to bring legal proceedings, or bring legal proceedings in their own name on behalf of the company where it is in emergency and the company will be subject to irreparable loss if not to do so, against directors, supervisors or senior management who fail to comply with the laws and regulations or the company's articles of association in the course of performing their duties and cause loss to the company;
         o Shareholders who oppose the company's decision on merger or separation are entitled to request the company to repurchase their shares; and
         o Shareholders holding more than 10 percent of the voting rights of the company are entitled to convene a shareholders' meeting.

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

         In most states of the United States, shareholders may sue a corporation "derivatively". A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons (including corporate officers, directors or controlling shareholders) who have allegedly wronged the corporation, where the corporation itself has failed to enforce such claim against such persons directly. Such action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. The PRC company law as amended in October 2005 and effective in January 2006 has also granted shareholders with the rights to bring such derivative suits.

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

         The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has historically been set by the People's Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. As we import a significant portion of our crude oil requirement from the international market, fluctuations in the value of the Renminbi against the U.S. dollars and certain other foreign currencies may increase our crude oil costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

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

United States Federal Income Tax Considerations

         The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who hold H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, non-US Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or US Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, local or alternative minimum tax considerations. This summary only addresses investors that will hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code (the "Code"). Each holder is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of H shares or ADSs.

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

         o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

         o a trust that has elected to be treated as a United States person under the Code.

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

         A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Sinopec Corp. presently does not believe that it is a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion is based on the belief that Sinopec Corp. will not be classified as a PFIC for United States federal income tax purposes. See the discussion below under the heading "PFIC Considerations" for a brief summary of the PFIC rules.

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

         Dividends

         Any cash distributions paid by Sinopec Corp. out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People's Republic of China which the Secretary of Treasury of the United States determined is satisfactory for these purposes and Sinopec Group, presently believes that it is eligible for the benefits of such treaty. Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. Cash distributions paid by Sinopec Corp. in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollar will be includible in income in a United States dollar amount based on the United States dollar - Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder. Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of Hong Kong dollars generally will be U.S. source income or loss. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

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

Foreign Exchange Rate Risk

         A portion of our Renminbi revenues are converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported materials and equipment. Foreign currency payments for imported equipment represented 5.6%, 7.5% and 7.5% of our total capital expenditure in 2003, 2004 and 2005, respectively. Foreign currency payments for other imports, principally crude oil, represented 40.5%, 42.9% and 46.5% of our purchased crude oil, products and operating supplies and expenses in 2003, 2004 and 2005, respectively.

         The Renminbi is not a freely convertible currency. With the authorization from the PRC government, the People's Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on July 21, 2005. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our capital expenditure program.

         The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2005 and 2004. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

         The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2005 and 2004. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

         As of December 31, 2005:

                                                             Expected maturity
                                    -----------------------------------------------------------------
                                       2006       2007       2008       2009      2010    thereafter     Total     Fair value
                                       ----       ----       ----       ----      ----    ----------     -----     ----------
                                           (RMB equivalent in millions, except interest rates)
Assets
Cash and cash equivalents
       In United States dollar           617          -          -          -         -          -          617          617
       In Hong Kong dollar                66          -          -          -         -          -           66           66
       In Japanese yen                    19          -          -          -         -          -           19           19
       In Euro                            21          -          -          -         -          -           21           21

Liabilities

Debts in United States dollar
       Fixed rate                      2,471        304        250        203       192        616        4,036        3,982
       Average interest rate            4.4%       3.6%       3.2%       2.9%      2.3%       1.4%
       Variable rate                   8,506      1,521        354        356       356      2,930       14,023       14,023
       Average interest rate (1)        5.2%       5.2%       5.2%       5.2%      5.2%       5.2%

Debts in Japanese yen
       Fixed rate                        246        172        101        101        94        883        1,597        1,888
       Average interest rate            3.0%       2.8%       2.6%       2.6%      2.6%       2.6%
       Variable rate                     370        355        262        269       178        363        1,797        1,797
       Average interest rate (1)        2.6%       2.6%       2.8%       2.8%      3.0%       3.0%

Debts in Hong Kong dollar
       Fixed rate                        788          -          -          -         -          -          788          788
       Average interest rate            4.1%          -          -          -         -          -
       Variable rate                     196         12          -          -         -          -          208          208
       Average interest rate (1)        4.9%       4.8%          -          -         -          -

Debts in Euro
       Fixed rate                         24         23         23         24        23          -          117          125
       Average interest rate            6.7%       6.7%       6.7%       6.7%      6.7%          -


(1)    The average interest rates for variable rate loans are calculated based on the rates reported as of December 31,
       2005.


As of December 31, 2004:

                                                          Expected maturity
                                    ----------------------------------------------------------------
                                      2005       2006       2007      2008       2009    thereafter    Total     Fair value
                                      ----       ----       ----      ----       ----    ----------    -----     ----------
                                         (RMB equivalent in millions, except interest rates)
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

         Our debts consist of fixed and variable rate debt obligations with original maturities ranging from 1 to 26 years. Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

         The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2005 and 2004.

         As of December 31, 2005:

                                                               Expected maturity
                                    -------------------------------------------------------------
                                       2006      2007      2008      2009     2010    thereafter    Total     Fair value
                                       ----      ----      ----      ----     ----    ----------    -----     ----------
                                         (RMB equivalent in millions, except interest rates)
Assets

Cash and cash equivalents
       In Renminbi                    13,022         -         -        -         -          -      13,022      13,022
       In United States dollar           617         -         -        -         -          -         617         617
       In Hong Kong dollar                66         -         -        -         -          -          66          66
       In Japanese yen                    19         -         -        -         -          -          19          19
       In Euro                            21         -         -        -         -          -          21          21

Time deposits with financial institutions
       In Renminbi                     1,002         -         -        -         -          -       1,002       1,002

Liabilities

Debts in Renminbi
       Fixed rate                     27,225    16,233    24,508    5,787     5,517     41,586     120,856     120,615 (1)
       Average interest rate            4.6%      5.1%      5.1%     5.0%      5.0%       0.7%
       Variable rate                   1,418       167       220      158       165      2,685       4,813       4,813
       Average interest rate (2)        5.3%      5.5%      5.5%     5.5%      5.5%       5.5%

Debts in United States dollar
       Fixed rate                      2,471       304       250      203       192        616       4,036       3,982
       Average interest rate            4.4%      3.6%      3.2%     2.9%      2.3%       1.4%
       Variable rate                   8,506     1,521       354      356       356      2,930      14,023      14,023
       Average interest rate (2)        5.2%      5.2%      5.2%     5.2%      5.2%       5.2%

Debts in Japanese yen
       Fixed rate                        246       172       101      101        94        883       1,597       1,888
       Average interest rate            3.0%      2.8%      2.6%     2.6%      2.6%       2.6%
       Variable rate                     370       355       262      269       178        363       1,797       1,797
       Average interest rate (2)        2.6%      2.6%      2.8%     2.8%      3.0%       3.0%

Debts in Hong Kong dollar
       Fixed rate                        788         -         -        -         -          -         788         788
       Average interest rate            4.1%         -         -        -         -          -
       Variable rate                     196        12         -        -         -          -         208         208
       Average interest rate (2)        4.9%      4.8%         -        -         -          -

Debts in Euro
       Fixed rate                         24        23        23       24        23          -         117         125
       Average interest rate            6.7%      6.7%      6.7%     6.7%      6.7%          -


(1)    Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)    The average interest rates for variable rate loans are calculated based on the rates reported as of December 31,
       2005.

As of December 31, 2004:

                                                         Expected maturity
                                    ------------------------------------------------------------
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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable

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

         The use of offering proceeds is described in Section 4, Item 8 - Disclosure of Significant Events, in our 2005 annual report.

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

         In 2005, we continued to make effort to improve and strengthen our corporate governance.

         o The Audit Committee Rules was amended and refined in accordance with the requirements of domestic and foreign regulators and the composition of the Audit Committee of the Board of Directors was adjusted in a timely manner.

         o Review was carried out over the implementation of internal controls at our branches and subsidiaries and the Internal Control Manual complementary rules and regulations were further refined. The amended Internal Control Manual was approved by the Board of Director at the end of 2005 and came into effect from January 2006.

         o Our director, supervisor and senior management have carefully studied the Code on Corporate Governance Practices issued by the Hong Kong Stock Exchange. We drafted and the Board of Directors approved the "Rules for Securities Dealing by Company Employees", in accordance with the requirements under the Code on Corporate Governance Practices.

         o We have worked through various effective methods and approaches to further optimize our rules and procedures for information disclosure and investor relations and endeavored to strengthen our communication with domestic and foreign investors and to continually improve corporate transparency.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2004 and 2005:

              Audit Fees       Audit-Related Fees     Tax Fees       Other Fees
              ----------       ------------------     --------       ----------
2004        RMB 76 million             --                  --              --
2005        RMB 72 million             --                  --              --

         Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.   PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

         None.

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

         See F-pages following Item 19.

---------------------------
(1) Mr. Wang Jiming served as President of Sinopec Corp. until March 2005. Mr. Wang Tianpu was appointed as President of Sinopec Corp. in March 2005.

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


                                      China Petroleum & Chemical Corporation

                                      By /s/ Chen Ge
                                      --------------
                                      Name:  Chen Ge
                                      Title: Secretary to the Board of Directors



Date:  May 23, 2006

                                                             Exhibit 8

                              List of Subsidiaries


         A list of China Petroleum & Chemical Corporation's principal subsidiaries is provided in Note 33 to the consolidated financial statements included in this annual report following Item 19.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Report of independent registered public accounting firm ...................  F-2


Consolidated statements of income for the years ended December 31,
2003, 2004 and 2005 .......................................................  F-3


Consolidated balance sheets as of December 31, 2004 and 2005 ..............  F-4


Consolidated statements of cash flows for the years ended December 31,
2003, 2004 and 2005........................................................  F-5


Consolidated statements of equity for the years ended December 31,
2003, 2004 and 2005........................................................  F-7


Notes to consolidated financial statements.................................  F-8


Supplemental information on oil and gas producing activities (unaudited)... F-67

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

     We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries (the "Group") as of December 31, 2004 and 2005, and the related consolidated statements of income, cash flows and equity for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

     As described in Note 38 to the consolidated financial statements, the Group changed the manner in which it presents minority interests in the consolidated balance sheets, the consolidated statements of income and the consolidated statements of equity in order to comply with IAS 1, "Presentation of financial statements" and IAS 27, "Consolidated and separate financial statements."

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 39 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.




KPMG
Hong Kong, China
March 31, 2006

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
                  (Amounts in millions, except per share data)

                                                                            Years ended December 31,
                                                                   ------------------------------------------
                                                           Note        2003       2004      2005       2005
                                                                    ---------  ---------  --------- --------
                                                                        RMB        RMB       RMB         US$
Operating revenues
     Sales of goods.......................................           429,949    597,197    799,115    99,020
     Other operating revenues.............................   3        19,052     22,586     24,002     2,974
                                                                    ---------  ---------  --------- --------
                                                                     449,001    619,783    823,117   101,994

Other income                                                 4             -          -      9,415     1,167

Operating expenses
     Purchased crude oil, products and operating supplies
        and expenses......................................          (313,238)  (443,590)  (653,056)  (80,923)
     Selling, general and administrative expenses.........           (27,228)   (31,843)   (33,709)   (4,177)
     Depreciation, depletion and amortization.............           (27,951)   (32,342)   (31,413)   (3,892)
     Exploration expenses, including dry holes............            (6,133)    (6,396)    (6,411)     (794)
     Personnel expenses...................................   5       (16,972)   (18,634)   (18,483)   (2,290)
     Employee reduction expenses..........................   6        (1,040)      (919)      (369)      (46)
     Taxes other than income tax..........................   7       (13,581)   (16,324)   (17,152)   (2,125)
     Other operating expenses, net........................   8        (3,975)    (6,666)    (5,125)     (635)
                                                                    ---------  ---------  --------- --------
          Total operating expenses........................          (410,118)  (556,714)  (765,718)  (94,882)
                                                                    ---------  ---------  --------- --------
Operating income..........................................            38,883     63,069     66,814     8,279
                                                                    ---------  ---------  --------- --------

Finance costs
     Interest expense.....................................   9        (4,365)    (4,583)    (5,920)     (733)
     Interest income......................................               322        374        382        47
     Foreign exchange losses..............................              (450)      (223)       (79)      (10)
                                                                                                         123
     Foreign exchange gains...............................                30         61        996
                                                                    ---------  ---------  --------- --------
          Net finance costs...............................            (4,463)    (4,371)    (4,621)     (573)
Gain from issuance of shares by a subsidiary..............  10           136          -          -         -
Investment income.........................................                89        111        178        22
Income from associates....................................               396        797        857       107
                                                                    ---------  ---------  --------- --------
Income before income tax..................................            35,041     59,606     63,228     7,835
Income tax................................................  11       (10,645)   (17,815)   (19,388)   (2,403)
                                                                    ---------  ---------  --------- --------
Net income   .............................................            24,396     41,791     43,840     5,432
                                                                    =========  =========  ========= ========
Attributable to:
         Equity shareholders of the Company...............            22,424     36,019     40,920     5,071
         Minority interests...............................  38         1,972      5,772      2,920       361
Net income   .............................................            24,396     41,791     43,840     5,432
                                                                    =========  =========  ========= ========

Basic earnings per share..................................  12          0.26       0.42       0.47      0.06
                                                                    =========  =========  ========= ========

Weighted average number of shares.........................  12        86,702     86,702     86,702    86,702
                                                                    =========  =========  ========= ========

          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2004 AND 2005
                              (Amounts in millions)

                                                                                  December 31,
                                                                      -----------------------------------
                                                                Note       2004       2005       2005
                                                                        ---------  ----------  ---------
                                                                            RMB        RMB        US$
                             ASSETS
Current assets
     Cash and cash equivalents.................................           16,381      13,745      1,703
     Time deposits with financial institutions.................            1,899       1,002        124
     Trade accounts receivable, net............................  13        9,756      14,532      1,801
     Bills receivable..........................................            7,812       7,143        885
     Inventories...............................................  14       64,329      89,474     11,087
     Prepaid expenses and other current assets.................  15       20,094      19,395      2,403
                                                                        ---------  ----------  ---------
          Total current assets.................................          120,271     145,291     18,003
Non-current assets
     Property, plant and equipment, net........................  16      284,123     314,573     38,980
     Construction in progress..................................  17       46,185      48,267      5,981
     Investments...............................................  18        2,538       2,926        363
     Interest in associates....................................  19       10,222       9,217      1,142
     Deferred tax assets.......................................  21        4,558       6,072        752
     Lease prepayments.........................................              750       1,908        236
     Long-term prepayments and other assets....................  22        5,947       9,067      1,124
                                                                        ---------  ----------  ---------
          Total non-current assets.............................          354,323     392,030     48,578
                                                                        ---------  ----------  ---------
          Total assets.........................................          474,594     537,321     66,581
                                                                        =========  ==========  =========
                     LIABILITIES AND EQUITY
Current liabilities
     Short-term debts..........................................  23       32,307      40,411      5,007
     Loans from Sinopec Group Company and its affiliates.......  23        8,714         832        103
     Trade accounts payable....................................  24       23,792      52,967      6,564
     Bills payable.............................................           30,797      23,243      2,880
     Accrued expenses and other payables.......................  25       45,276      48,167      5,969
     Income tax payable........................................            5,391       5,029        623
                                                                        ---------  ----------  ---------
          Total current liabilities............................          146,277     170,649     21,146
Non-current liabilities
     Long-term debts...........................................  23       60,822      67,059      8,310
     Loans from Sinopec Group Company and its affiliates.......  23       36,765      39,933      4,948
     Deferred tax liabilities..................................  21        5,636       5,902        731
     Other liabilities.........................................            1,008         782         97
                                                                        ---------  ----------  ---------
          Total non-current liabilities........................          104,231     113,676     14,086
                                                                        ---------  ----------  ---------
          Total liabilities....................................          250,508     284,325     35,232
Equity
     Share capital.............................................  26       86,702      86,702     10,743
     Reserves..................................................  27      106,338     136,854     16,958
                                                                        ---------  ----------  ---------
     Total equity attributable to equity shareholders of the
          Company                                                        193,040     223,556     27,701
     Minority interests........................................  38       31,046      29,440      3,648
                                                                        ---------  ----------  ---------
          Total equity.........................................          224,086     252,996     31,349
                                                                        ---------  ----------  ---------
          Total liabilities and equity.........................          474,594     537,321     66,581
                                                                        =========  ==========  =========

          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
                              (Amounts in millions)

                                                                                          Years ended December 31,
                                                                              -------------------------------------------
                                                                     Note         2003       2004       2005        2005
                                                                              ---------  ---------  ---------    --------
                                                                                    RMB       RMB        RMB         US$
Net cash generated from operating activities......................   (a)       62,097     69,081     76,497       9,479
                                                                              ---------  ---------  ---------    --------
 Cash flows from investing activities
      Capital expenditure..........................................            (44,434)   (67,583)   (63,135)     (7,823)
      Capital expenditure of jointly controlled entities...........             (4,107)    (6,035)    (2,474)       (307)
      Purchase of investments and investments in associates........             (1,519)    (1,162)    (2,942)       (365)
      Proceeds from disposal of investments and investments in
         associates................................................                141        186        417          53
      Proceeds from disposal of property, plant and equipment......                400        317        510          63
      Acquisition of minority interests in subsidiaries............                 --         --     (4,324)       (536)
      Purchase of time deposits with financial institutions........             (2,871)    (1,932)      (565)        (70)
      Maturity of time deposits with financial institutions........              1,700      2,217      1,462         181
                                                                              ---------  ---------  ---------    --------
           Net cash used in investing activities...................            (50,690)   (73,992)   (71,051)     (8,804)
                                                                              ---------  ---------  ---------    --------
 Cash flows from financing activities
      Proceeds from bank and other loans...........................            235,163    399,440    550,557      68,221
      Proceeds from bank and other loans of jointly controlled
         entities..................................................              1,450      3,014      3,954         490
      Proceeds from issuance of corporate bonds, net of issuing
         expenses..................................................                 --      3,472      9,875       1,224
      Repayments of bank and other loans...........................           (243,503)  (388,809)  (557,432)    (69,073)
      Distributions to minority interests..........................               (360)      (775)    (1,611)       (200)
      Contributions from minority interests........................                580      1,008        129          16
       Dividend paid...............................................             (7,803)    (8,670)   (10,404)     (1,289)
      Distributions to Sinopec Group Company.......................                 --     (3,652)    (3,128)       (388)
                                                                              ---------  ---------  ---------    --------
           Net cash (used in)/generated from financing activities              (14,473)     5,028     (8,060)       (999)
                                                                              ---------  ---------  ---------    --------
 Net (decrease)/increase in cash and cash equivalents..............             (3,066)       117     (2,614)       (324)
 Effect of foreign exchange rate changes...........................                  5          1        (22)         (3)
 Cash and cash equivalents at January 1............................             19,324     16,263     16,381       2,030
                                                                              ---------  ---------  ---------    --------
 Cash and cash equivalents at December 31..........................             16,263     16,381     13,745       1,703
                                                                              =========  =========  =========    ========

          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
                              (Amounts in millions)


(a) Reconciliation of income before income tax to net cash generated from operating activities

     The reconciliation of income before income tax to net cash generated from operating activities is as follows:

                                                                                       Years ended December 31,
                                                                               ------------------------------------------
                                                                                  2003      2004        2005       2005
                                                                               --------  ---------  ---------   ---------
                                                                                   RMB        RMB        RMB         US$
 Operating activities
 Income before income tax.................................................      35,041     59,606     63,228       7,835
      Adjustment for:
      Depreciation, depletion and amortization............................      27,951     32,342     31,413       3,892
      Dry hole costs......................................................       2,789      2,976      2,992         372
      Income from associates..............................................        (396)      (797)      (857)       (107)
      Investment income...................................................         (89)      (111)      (178)        (22)
      Interest income.....................................................        (322)      (374)      (382)        (47)
      Interest expense....................................................       4,365      4,583      5,920         733
      Gain from issuance of shares by a subsidiary........................        (136)         --          --           --
      Unrealized foreign exchange losses/(gains)..........................         289        150       (852)       (106)
      Loss on disposal of property, plant and equipment, net..............       2,238      1,686      2,095         260
      Impairment losses on long-lived assets..............................         877      3,919      1,851         229
                                                                               --------  ---------  ---------   ---------
 Operating income before changes in working capital.......................      72,607    103,980    105,230      13,039
      Decrease/(increase) in trade accounts receivable....................       1,487       (494)    (4,773)       (591)
      (Increase)/decrease in bills receivable.............................      (1,031)    (1,529)       669          83
      Decrease/(increase) in inventories..................................         449    (16,526)   (24,998)     (3,098)
      Decrease in prepaid expenses and other current assets...............         981      3,022      1,647         204
      Decrease/(increase) in lease prepayments............................          19         60       (715)        (89)
      Increase in long-term prepayments and other assets..................        (781)    (4,199)    (2,628)       (325)
      Increase in trade accounts payable..................................       3,283        599     28,799       3,569
      (Decrease)/increase in bills payable................................      (6,544)     6,530     (7,554)       (936)
      Increase/(decrease) in accrued expenses and other payables..........       5,715       (391)     7,952         985
      Increase/(decrease) in other liabilities............................          38       (334)      (227)        (28)
                                                                               --------  ---------  ---------   ---------
 Cash generated from operations ..........................................      76,223     90,718    103,402      12,813
      Interest received...................................................         313        374        386          48
      Interest paid.......................................................      (5,392)    (5,450)    (6,961)       (863)
      Investment and dividend income received.............................         449        322        668          83
      Income tax paid.....................................................      (9,496)   (16,883)   (20,998)     (2,602)
                                                                               --------  ---------  ---------   ---------
 Net cash generated from operating activities.............................      62,097     69,081     76,497       9,479
                                                                               ========  =========  =========   =========

          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF EQUITY
                              (Amounts in millions)
                                                                                                  Total
                                                                                                  equity
                                                                                                attributable
                                                                                                 to equity
                                                                                                shareholders
                                       Share    Capital    Share  Revaluation  Other    Retained   of the     Minority    Total
                                      capital   reserve   premium   reserve   reserves  earnings  Company     interests*  equity
                                      ------------------------------------------------------------------------------------------
                                         RMB       RMB       RMB        RMB      RMB     RMB      RMB          RMB         RMB
Balance at January 1, 2003............ 86,702   (18,878)  18,072     31,641    28,391    20,849    166,777     24,122    190,899
Net gain recognized directly in equity:
     Deferred tax effect of surplus
     on land use rights...............     --        --       --         --        16        --         16         --         16
     Revaluation surplus of Refining
     Assets...........................     --       (82)      --         16        82        --         16         --         16
                                      --------  --------  -------   --------  --------  --------  ---------  ---------  ---------
                                           --       (82)      --         16        98        --         32         --         32
Net income............................     --        --       --         --        --    22,424     22,424      1,972     24,396
Total recognized income for the year..     --       (82)      --         16        98    22,424     22,456      1,972     24,428
Final dividend for 2002...............     --        --       --         --        --    (5,202)    (5,202)        --     (5,202)
Interim dividend for 2003.............     --        --       --         --        --    (2,601)    (2,601)        --     (2,601)
Appropriations (Note 27 (c) and (d))..     --        --       --         --     3,802    (3,802)        --         --         --
Revaluation surplus realized..........     --        --       --     (1,316)       --     1,316         --         --         --
Realization of deferred tax on land
     use rights.......................     --        --       --         --        (5)        5         --         --         --
Transfer from retained earnings to
     other reserves...................     --        --       --         --     1,157    (1,157)        --         --         --
Net assets distributed to Sinopec
     Group Company (Note 27)..........     --        --       --         --    (6,263)       --     (6,263)        --     (6,263)
Consideration for Acquisitions of
     Ethylene Assets and Refining
     assets (Note 1)..................     --        --       --         --    (3,652)       --     (3,652)        --     (3,652)
Distributions to minority interests
     net of contribution..............     --        --       --         --        --        --         --        (43)       (43)
                                      --------  --------  -------   --------  --------  --------  ---------  ---------  ---------
Balance at December 31, 2003.......... 86,702   (18,960)  18,072     30,341    23,528    31,832    171,515     26,051    197,566
Net loss recognized directly in equity:
     Revaluation surplus of
     Petrochemical and Catalyst Assets     --      (257)      --        257       257        --        257         --        257
     Impairment losses on revalued
     assets (Note 8) .................     --        --       --       (709)       --        --       (709)        --       (709)
                                      --------  --------  -------   --------  --------  --------  ---------  ---------  ---------
                                           --      (257)      --       (452)      257        --       (452)        --       (452)
Net income............................     --        --       --         --        --    36,019     36,019      5,772     41,791
                                      --------  --------  -------   --------  --------  --------  ---------  ---------  ---------
Total recognized income for the year..     --      (257)      --       (452)      257    36,019     35,567      5,772     41,791
Final dividend for 2003 ..............     --        --       --         --        --    (5,202)    (5,202)        --     41,339
Interim dividend for 2004.............     --        --       --         --        --    (3,468)    (3,468)        --     (3,468)
Appropriations (Note 27 (c) and (d))..     --        --       --         --     6,456    (6,456)        --         --         --
Revaluation surplus realized..........     --        --       --     (1,891)       --     1,891         --         --         --
Realization of deferred tax on land
     use rights.......................     --        --       --         --        (5)        5         --         --         --
Transfer from retained earnings to
     other reserves...................     --        --       --         --     1,499    (1,499)        --         --         --
Net assets distributed to Sinopec
     Group Company (Note 27)..........     --        --       --         --    (2,244)       --     (2,244)        --     (2,244)
Consideration for Acquisition of
     Petrochemical and Catalyst
     Assets (Note 1)..................     --        --       --         --    (3,128)       --     (3,128)        --     (3,128)
Distributions to minority interests
     net of contribution..............     --        --       --         --        --        --         --       (777)      (777)
                                      --------  --------  -------   --------  --------  --------  ---------  ---------  ---------
Balance at December 31, 2004.......... 86,702   (19,217)  18,072     27,998    26,363    53,122    193,040     31,046    224,086
Net income............................     --        --       --         --        --    40,920     40,920      2,920     43,840
Final dividend for 2004 ..............     --        --       --         --        --    (6,936)    (6,936)        --     (6,936)
Interim dividend for 2005.............     --        --       --         --        --    (3,468)    (3,468)        --     (3,468)
Appropriations (Note 27 (c) and (d)).      --        --       --         --     7,912    (7,912)        --         --         --
Revaluation surplus realized..........     --        --       --     (1,656)       --     1,656         --         --         --
Realization of deferred tax on land
     use rights.......................     --        --       --         --        (5)        5         --         --         --
Acquisition of minority interests in
     subsidiaries ....................     --        --       --         --        --        --         --     (2,957)    (2,957)
Distributions to minority interests
     net of contribution..............     --        --       --         --        --        --         --     (1,569)    (1,569)
                                      --------  --------  -------   --------  --------  --------  ---------  ---------  ---------
Balance at December 31, 2005.......... 86,702   (19,217)  18,072     26,342    34,270    77,387    223,556     29,440    252,996
                                      ========  ========  =======   ========  ========  ========  =========  =========  =========
US Dollars equivalent................. 10,743    (2,381)   2,239      3,264     4,246     9,590     27,701      3,648     31,349
                                      ========  ========  =======   ========  ========  ========  =========  =========  =========

     *See Note 38.

          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (All amounts in millions, except per share data and except otherwise stated)


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

Organization

      The Company was established in the PRC on February 25, 2000 as a joint stock limited company as part of the reorganization (the "Reorganization") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureau, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

      On February 25, 2000, in connection with the Reorganization, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. In consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on February 25, 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations").

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

      Pursuant to the resolution passed at the Directors' meeting on December 29, 2003, the Group acquired the equity interest of Xi'an Petrochemical Main Factory ("Xi'an Petrochemical") and Tahe Oilfield Petrochemical Factory ("Tahe Petrochemical") from Sinopec Group Company, for considerations of RMB 221 and RMB 135, respectively which were paid in 2004 (hereinafter referred to as the "Acquisition of Refining Assets").

      Pursuant to the resolutions passed at the Extraordinary General Meeting held on December 21, 2004, the Group acquired the equity interest of Sinopec Group Tianjin Petrochemical Company ("Tianjin Petrochemical"), Sinopec Group Luoyang Petrochemical General Plant ("Luoyang Petrochemical"), Zhongyuan Petrochemical Company Limited ("Zhongyuan Petrochemical"), Sinopec Group Guangzhou Petrochemical General Plant ("Guangzhou Petrochemical") and certain catalyst plants ("Catalyst Plants") from Sinopec Group Company for a total consideration of RMB 3,128 which was fully paid in 2005 (hereinafter referred to as the "Acquisition of Petrochemical and Catalyst Assets").

Basis of presentation

      As the Group, Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, these acquisitions are considered as "combination of entities under common control" and accounted for in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the results of operations of Sinopec National Star, Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the equity attributable to equity shareholders of the Company. The considerations for these acquisitions were treated as equity transactions.

      The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations. A summary of the principal accounting policies adopted by the Group is set out in
Note 2. These accounting policies have been consistently applied by the Group, except those disclosed in Note 38. Information relating to the nature and effect of the significant differences between IFRS and accounting principles generally accepted in the United States of America ("US GAAP") are set forth in Note 39.

      The IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised IFRS for the current and prior accounting periods reflected in these financial statements is provided in Note 38.

      The accompanying consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 16).

     The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

     The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

     Key assumptions and estimation made by management in the application of IFRS that have significant effect on the consolidated financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next year are disclosed in Note 36.

     The accompanying consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2005 consolidated financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2005 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$ 1.00 = RMB 8.0702. No representation is made that the Renminbi could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2005, or at any other certain date.

2.    PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of consolidation

      The consolidated financial statements comprise the Company and its subsidiaries, and the Group's interest in associates and jointly controlled entities.

(i)   Subsidiaries

      Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

      The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

      Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statements of equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total income or loss for the year between minority interests and the equity shareholders of the Company.

      The particulars of the Group's principal subsidiaries are set out in Note 33.

(ii)  Interests in associates

      An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

      Investments in associates are accounted for in the consolidated financial statements using the equity method from the date that significant influence commences until the date that significant influence ceases.

(iii) Jointly controlled entities

      A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Joint control is the contractually agreed sharing of control over an economic activity.

      Investments in jointly controlled entities are accounted for in the consolidated financial statements on a proportionate consolidation basis. Under this method, the Group combines its proportionate share of the jointly controlled entity's turnover and expenses with each major turnover and expense caption of the Group's consolidated statements of income and combines its proportionate share of the jointly controlled entity's assets and liabilities with each major asset and liability caption of the Group's consolidated balance sheet, from the date that joint control commences until the date that joint control ceases.

(iv)  Transactions eliminated on consolidation

      Inter-company balances and transactions and any unrealized gains arising from inter-company transactions are eliminated on consolidation. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)   Translation of foreign currencies

      The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

      Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the consolidated statements of income. There were no exchange differences capitalized for the years ended December 31, 2003, 2004 and 2005.

(c)   Cash and cash equivalents

      Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.


(d)   Trade accounts and other receivables

      Trade accounts and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(k)).


(e)   Inventories

     Inventories, other than spare parts and consumables, are stated at the lower of cost and net realizable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labor and an appropriate proportion of production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

      Spare parts and consumables are stated at cost less any provision for obsolescence.

(f)   Property, plant and equipment

      An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(k)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 16), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated statements of income in the year in which it is incurred.

      Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized as income or expense in the consolidated statements of income on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

      Depreciation is provided to write off the cost/revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

      Buildings                                             15 to 45 years
      Plant, machinery, equipment, oil depots,
        storage tanks and others                             4 to 18 years
      Service stations                                            25 years

      Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

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

(h)   Lease prepayments

      Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortization and impairment losses (Note 2(k)). Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the respective periods of the rights.

(i)   Construction in progress

      Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(k)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

      Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

      No depreciation is provided in respect of construction in progress.

(j)   Investments

      Investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (Note 2(k)).

(k)   Impairment of assets

(i) Impairment of trade accounts receivable, other receivables and investment in equity securities, other than investments in subsidiaries, associates and jointly controlled entities are accounted as follows:

      Trade accounts receivable, other receivables and investment in equity securities, other than investments in subsidiaries, associates and jointly controlled entities that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized. The impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for trade accounts and other receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for investment in equity securities are not reversed.

(ii)  Impairment of other long-lived assets is accounted as follows:

      The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment, investments in subsidiaries, associates and jointly controlled entities, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

      The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

      The amount of the reduction is recognized as an expense in the consolidated statements of income unless the asset is carried at revalued amount for which an impairment loss is recognized directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

      The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognized as an expense in the consolidated statements of income; a reversal of such impairment loss is recognized as an income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(l)   Trade accounts and other payables

      Trade accounts and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m)   Interest-bearing borrowings

      Interest bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in income or loss over the period of borrowings using the effective interest method.

(n)   Provisions and contingent liability

      A provision is recognized for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

      When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o)   Revenue recognition

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

      Gains arising from the issuance of shares by subsidiaries are recognized in the consolidated statements of income. Further information is set out in Note 10.

      Government grants relating to the purchase of assets used for technology improvements are initially recorded as long-term liabilities when there is reasonable assurance that they will be received and will offset against the cost of the related assets upon the transfer of these assets to property, plant and equipment. The grants are recognized as an income over the useful life of these property, plant and equipment by way of reduced depreciation.

      A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs shall be recognized as income of the period in which it becomes receivable.

(p)   Borrowing costs

      Borrowing costs are expensed in the consolidated statements of income in the year in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.


(q)   Repairs and maintenance expenditure

      Repairs and maintenance expenditure is expensed as incurred.

(r)   Environmental expenditures

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

(s)   Research and development costs

      Research and development costs are recognized as expenses in the year in which they are incurred. Research and development costs amounted to RMB 2,122, RMB 1,518 and RMB 2,243 for the years ended December 31, 2003, 2004 and 2005, respectively.

(t)   Operating leases

      Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases. Operating lease charges amounted to RMB 3,601, RMB 4,288 and RMB 5,514 for the years ended December 31, 2003, 2004 and 2005, respectively.

(u)   Retirement benefits

      The contributions payable under the Group's retirement plans are recognized as expenses in the consolidated statements of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 31.

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

(y)   Goodwill

      Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

      Goodwill is stated at cost less impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(k)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in associates.

3.    OTHER OPERATING REVENUES

      Other operating revenues represent:

                                                      Years ended December 31,
                                                   -----------------------------
                                                      2003       2004      2005
                                                   --------  ---------  --------
                                                       RMB        RMB       RMB
 Sale of materials, service and others........      18,653     22,213    23,615
 Rental income................................         399        373       387
                                                   --------  ---------  --------
                                                    19,052     22,586    24,002
                                                   ========  =========  ========

4.   OTHER INCOME

      The Group received a cash government grant from the Ministry of Finance of the PRC of RMB 9,415, as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended December 31, 2005. There are no unfilled conditions and other contingencies attached to the receipt of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

5.     PERSONNEL EXPENSES

      Personnel expenses represent:

                                                      Years ended December 31,
                                                   -----------------------------
                                                     2003       2004      2005
                                                   --------  ---------  --------
                                                       RMB        RMB       RMB
 Wages and salaries.........................        12,468     13,589    13,601
 Staff welfare..............................         1,624      1,772     1,788
 Contributions to retirement schemes........         1,882      2,242     2,269
 Social security contributions..............           998      1,031       825
                                                   --------  ---------  --------
                                                    16,972     18,634    18,483
                                                   ========  =========  ========

6.    EMPLOYEE REDUCTION EXPENSES

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

      During the year ended December 31, 2005, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 369 in respect of the voluntary termination of approximately 7,000 employees.

7.    TAXES OTHER THAN INCOME TAX

      Taxes other than income tax represent:

                                                      Years ended December 31,
                                                   -----------------------------
                                                     2003       2004      2005
                                                   --------  ---------  --------
                                                       RMB        RMB       RMB
 Consumption tax..............................       9,898     11,920    12,430
 City construction tax........................       2,078      2,533     2,575
 Education surcharge..........................         995      1,255     1,305
 Resources tax................................         434        452       634
 Business tax.................................         176        164       208
                                                   --------  ---------  --------
                                                    13,581     16,324    17,152
                                                   ========  =========  ========

      Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8.   OTHER OPERATING EXPENSES, NET

     Other operating expenses, net represent:

                                                      Years ended December 31,
                                                   -----------------------------
                                                     2003       2004      2005
                                                   --------  ---------  --------
                                                       RMB        RMB       RMB
 Fines, penalties and compensations...........         165         277      155
 Donations....................................         152         290      203
 Loss on disposal of property, plant and
   equipment, net.............................       2,238       1,686    2,095
 Impairment losses on long-lived assets.......         877       3,919    1,851
 Others.......................................         543         494      821
                                                   --------  ---------  --------
                                                     3,975       6,666    5,125
                                                   ========  =========  ========

Long-lived assets impairment

      Impairment losses recognized on long-lived assets of the refining segment were RMB 114, RMB 14 and RMB nil for the years ended December 31, 2003, 2004 and 2005, respectively. Impairment losses recognized on long-lived assets of the chemicals segment were RMB 453, RMB 2,747 and RMB 1,425 for the years ended December 31, 2003, 2004 and 2005, respectively. These impairment losses relate to certain refining and chemical production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amount that were determined based either on the asset held for use model using the present value of estimated future cash flows or on the appraised values of the production facilities. Amounts of RMB 567, RMB 2,052 and RMB 1,425 for the years ended December 31, 2003, 2004 and 2005, respectively, were charged to the consolidated statements of income. An amount of RMB 709 for the year ended December 31, 2004 was charged directly against the related revaluation reserve in respect of those assets that were carried at revalued amount. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

      Impairment losses recognized on long-lived assets of the marketing and distribution segment of RMB nil, RMB 1,769 and RMB 366, respectively, for the years ended December 31, 2003, 2004 and 2005 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

      The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 310, RMB 98 and RMB 60 for the years ended December 31, 2003, 2004 and 2005, respectively, were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable amount which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.


9.    INTEREST EXPENSE

      Interest expense represents:

                                                                                 Years ended December 31,
                                                                --------------------------------------------------
                                                                        2003              2004            2005
                                                                --------------   ---------------   ---------------
                                                                          RMB               RMB             RMB
 Interest expense incurred......................................        5,316             5,491           7,166
 Less: Interest expense capitalized*............................         (951)             (908)         (1,246)
                                                                --------------   ---------------   ---------------
                                                                        4,365             4,583           5,920
                                                                ==============   ===============   ===============
 * Interest rates per annum at which borrowing costs were
    capitalized for construction in progress.................... 3.1% to 6.1%     3.1% to 6.0%      3.3% to 6.6%
                                                                ==============   ===============   ===============

10.   GAIN FROM ISSUANCE OF SHARES BY A SUBSIDIARY

      The gain for the year ended December 31, 2003 represents the increase in the Company's share of net assets of a subsidiary after the sale of additional shares by the subsidiary.

                                                                                           Percentage of
                                                                                             ownership
                                                       No. of      Price      Amount   --------------------
                        Principal        Type of       shares       per      of gross    before     After
  Nature of company     activities     transactions    issued      share     proceeds   issuance   issuance    Gains
--------------------------------------------------------------------------------------------------------------------
                                                                     RMB       RMB                              RMB
                      Exploration
                       and
Sinopec Zhongyuan      production of
 Petroleum Company     crude oil and    Placement of
 Limited               natural gas       A shares     58,650,000    9.10       534       75.00%     70.85%      136


11.   INCOME TAX

      Income tax in the consolidated statements of income represents:

                                                                                Years ended December 31,
                                                                             -------------------------------
                                                                                2003       2004       2005
                                                                             ---------  ---------  ---------
                                                                               RMB        RMB         RMB
 Current tax
      - Provision for the year............................................     10,937     18,441     20,159
      - Under-provision in prior year.....................................         79         94        477
 Deferred taxation (Note 21)..............................................      (371)       (720)    (1,248)
                                                                             ---------  ---------  ---------
                                                                               10,645     17,815     19,388
                                                                             =========  =========  =========

     A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

                                                                                Years ended December 31,
                                                                             -------------------------------
                                                                                2003       2004       2005
                                                                             ---------  ---------  ---------
                                                                               RMB        RMB         RMB
 Income before income tax.................................................     35,041     59,606     63,228
                                                                             =========  =========  =========
 Expected PRC income tax expense at a statutory tax rate of 33%...........     11,564     19,670     20,865
 Tax effect of non-deductible expenses....................................        639        812        450
 Tax effect of non-taxable income.........................................       (231)      (216)      (567)
 Tax effect of differential tax rate on subsidiaries' income (Note).......     (1,232)    (2,408)    (2,010)
 Tax effect of tax losses not recognized for deferred tax.................        248        409        381
 Under-provision in prior years...........................................         79         94        477
 Tax credit for domestic equipment purchases..............................       (422)      (546)      (208)
                                                                             ---------  ---------  ---------
 Actual tax expense ......................................................     10,645     17,815     19,388
                                                                             =========  =========  =========

      Substantially all income before income tax and related tax expense is from PRC sources.

Note: The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

12.   BASIC EARNINGS PER SHARE

      The calculation of basic earnings per share is based on the net income attributable to the equity shareholder of the Company of RMB 22,424, RMB 36,019 and RMB 40,920 divided by the weighted average number of shares in issue during the year of 86,702,439,000 for each of the years in the three-year period ended December 31, 2005.

      The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for each of the years in the three-year period ended December 31, 2005.

13.   TRADE ACCOUNTS RECEIVABLE, NET

      Trade accounts receivable are analyzed as follows:

                                                                                            December 31,
                                                                                       ---------------------
                                                                                          2004        2005
                                                                                       ----------  ---------
                                                                                          RMB         RMB
 Amounts due from third parties.....................................................      10,989     13,546
 Amounts due from Sinopec Group Company and its affiliates..........................       2,349      3,049
 Amounts due from associates........................................................          89        572
 Amounts due from jointly controlled entities.......................................          --        505
                                                                                       ----------  ---------
                                                                                          13,427     17,672
 Less: Impairment losses for bad and doubtful debts.................................      (3,671)    (3,140)
                                                                                       ----------  ---------
                                                                                           9,756     14,532
                                                                                       ==========  =========

     The impairment losses for bad and doubtful debts are analyzed as follows:

                                                                                Years ended December 31,
                                                                            --------------------------------
                                                                              2003        2004       2005
                                                                            ---------  ---------  ----------
                                                                               RMB         RMB        RMB
 At beginning of year...................................................        3,017      3,350      3,671
 Impairment losses recognized for the year..............................          939        935        328
 Written-off/reversal of impairment losses..............................         (429)      (454)      (859)
 Less:  Amount distributed to Sinopec Group Company in connection with
        the Acquisition of Ethylene Assets.............................          (177)        --         --
 Less:  Amount distributed to Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets...........
                                                                                   --       (160)        --
                                                                            ---------  ---------  ----------
 At end of year.........................................................        3,350      3,671      3,140
                                                                            =========  =========  ==========

      Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

14.   INVENTORIES

     Inventories represent:

                                                                                            December 31,
                                                                                       ---------------------
                                                                                          2004        2005
                                                                                       ----------  ---------
                                                                                           RMB         RMB
 Crude oil and other raw materials..................................................      32,562     53,333
 Work in progress...................................................................       8,341      9,422
 Finished goods.....................................................................      20,804     23,163
 Spare parts and consumables........................................................       3,528      4,448
                                                                                       ----------  ---------
                                                                                          65,235     90,366
 Less: Allowance for diminution in value of inventories.............................        (906)      (892)
                                                                                       ----------  ---------
                                                                                          64,329     89,474
                                                                                       ==========  =========

     The allowance for diminution in value of inventories is analyzed as follows:

                                                                                  Years ended December 31,
                                                                            ----------------------------------
                                                                               2003        2004         2005
                                                                            ---------   ---------    ---------
                                                                                RMB          RMB         RMB
 At beginning of year...................................................        568          601         906
 Provision for the year.................................................        196          648         262
 Written back on sales..................................................       (163)        (261)       (276)
 Less:  Amount distributed to Sinopec Group Company in connection with
        the Acquisition of Petrochemical and Catalyst Assets............         --          (82)          --
                                                                            ---------   ---------    ---------
 At end of year.........................................................        601          906         892
                                                                            =========   =========    =========


     The cost of inventories recognized as an expense in the consolidated statements of income amounted to RMB 341,115, RMB 474,961 and RMB 683,902 for the years ended December 31, 2003, 2004 and 2005, respectively.

15.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets represent:

                                                                                            December 31,
                                                                                       ---------------------
                                                                                          2004        2005
                                                                                       ----------  ---------
                                                                                           RMB         RMB
 Advances to third parties..........................................................       1,600       1,754
 Amounts due from Sinopec Group Company and its affiliates..........................       5,585       2,954
 Other receivables..................................................................       2,161       1,781
 Purchase deposits..................................................................       2,547       2,496
 Prepayments in connection with construction work and equipment purchases...........       4,727       5,583
 Prepaid value-added tax and customs duty...........................................       3,166       4,288
 Amounts due from associates........................................................         308         539
                                                                                       ----------  ---------
                                                                                          20,094      19,395
                                                                                       ==========  =========

16.   PROPERTY, PLANT AND EQUIPMENT, NET


By segment:

                                                      Exploration              Marketing               Corporate
                                                          and                     and                     and
                                                      production   Refining   distribution  Chemicals   others     Total
                                                      ----------   --------   ------------  ---------   --------   -------
                                                          RMB         RMB         RMB          RMB        RMB       RMB
 Cost/valuation:
 Balance at January 1, 2004..........................   177,962     105,237      54,482      160,289      3,788    501,758
 Additions...........................................     1,402         793       1,555          314        169      4,233
 Transferred from construction in progress...........    17,428      13,489       9,283        9,460        304     49,964
 Acquired from Sinopec Group Company (Note 30) ......        --         805       1,536           --         --      2,341
 Revaluation in connection with the Acquisition of
        Petrochemical and Catalyst Assets............        --          35          --          206         16        257
 Disposals...........................................    (1,085)     (3,354)     (1,511)      (4,253)      (179)   (10,382)
 Disposals to Sinopec Group Company (Note 30) .......    (3,631)         --          --           --         --     (3,631)

 Less: Amount distributed to
        Sinopec Group Company in connection
        with the Acquisition of
        Petrochemical and Catalyst Assets............        --         (95)         --       (2,794)        (6)    (2,895)
                                                      ----------   --------   ------------  ---------   --------   -------
 Balance at December 31, 2004........................   192,076     116,910      65,345      163,222      4,092    541,645
                                                      ----------   --------   ------------  ---------   --------   -------

 Balance at January 1, 2005..........................   192,076     116,910      65,345      163,222      4,092    541,645
 Additions...........................................       151         126         382          271        150      1,080
 Transferred from construction in progress...........    22,094       8,121      14,017       18,457        381     63,070
 Proportionate share of a jointly controlled entity..        --          --          --        1,028         --      1,028
 Reclassification....................................      (157)       (432)        204          289         96         --
 Disposals...........................................    (3,052)     (2,859)     (2,927)      (3,164)      (245)   (12,247)
                                                      ----------   --------   ------------  ---------   --------   -------
 Balance at December 31, 2005........................   211,112     121,866      77,021      180,103      4,474    594,576
                                                      ----------   --------   ------------  ---------   --------   -------

 Accumulated depreciation:
 Balance at January 1, 2004..........................    84,604      50,901      10,014       84,285      1,223    231,027
 Depreciation charge for the year....................    12,042       7,594       2,624        9,156        289     31,705
 Impairment losses for the year......................        98          14       1,769        2,747         --      4,628
 Acquired from Sinopec Group Company (Note 30) ......        --         458          --           --         --        458
 Written back on disposals...........................      (942)     (2,323)       (942)      (3,157)      (103)    (7,467)
 Disposals to Sinopec Group Company (Note 30) .......    (1,774)         --          --           --         --     (1,774)
 Less: Amount distributed to
          Sinopec Group Company in connection
          with the Acquisition of
          Petrochemical and Catalyst Assets.........         --         (64)         --         (989)        (2)    (1,055)
                                                      ----------   --------   ------------  ---------   --------   -------
 Balance at December 31, 2004........................    94,028      56,580      13,465       92,042      1,407    257,522
                                                      ----------   --------   ------------  ---------   --------   -------

 Balance at January 1, 2005..........................    94,028      56,580      13,465       92,042      1,407    257,522
 Depreciation charge for the year....................    10,887       6,972       3,013        9,392        282     30,546
 Impairment losses for the year......................        60          --         366        1,425         --      1,851
 Reclassification....................................       (78)       (214)         78          160         54         --
 Written back on disposals...........................    (2,687)     (2,206)     (2,110)      (2,719)      (194)    (9,916)
                                                      ----------   --------   ------------  ---------   --------   -------
 Balance at December 31, 2005........................   102,210      61,132      14,812      100,300      1,549    280,003
                                                      ----------   --------   ------------  ---------   --------   -------

 Net book value:
 At December 31, 2005................................   108,902      60,734      62,209       79,803      2,925    314,573
                                                      ==========   ========   ============  =========   ========   =======
 At December 31, 2004................................    98,048      60,330      51,880       71,180      2,685    284,123
                                                      ==========   ========   ============  =========   ========   =======
 At January 1, 2004..................................    93,358      54,336      44,468       76,004      2,565    270,731
                                                      ==========   ========   ============  =========   ========   =======


By asset class:

                                                                              Oil depots,      Plant,
                                                                            storage tanks  machinery,
                                                                 Oil and gas  and service   equipment
                                                       Buildings  properties     stations  and others    Total
                                                       ---------  ---------- ------------ -----------  --------
                                                         RMB        RMB          RMB         RMB        RMB
 Cost/valuation:
 Balance at January 1, 2004..........................    44,728    158,634       46,337     252,059    501,758
 Additions...........................................       342        450        1,301       2,140      4,233
 Transferred from construction in progress...........     2,357     17,428       12,461      17,718     49,964
 Acquired from Sinopec Group Company (Note 30) ......        --         --        1,533         808      2,341
 Revaluation in connection with the Acquisition of            1         --           --         256        257
       Petrochemical and Catalyst Assets.............
 Disposals...........................................      (927)      (586)      (1,099)     (7,770)   (10,382)
 Disposals to Sinopec Group Company (Note 30) .......       (97)    (2,362)          --      (1,172)    (3,631)
 Less: Amount distributed to Sinopec Group Company in
       connection with the Acquisition of
       Petrochemical and Catalyst Assets.............    (1,550)        --           --      (1,345)    (2,895)
                                                       ---------  ---------- ------------ -----------  --------
 Balance at December 31, 2004........................    44,854    173,564       60,533     262,694    541,645
                                                       ---------  ---------- ------------ -----------  --------

 Balance at January 1, 2005..........................    44,854    173,564       60,533     262,694    541,645
 Additions...........................................        96         64          228         692      1,080
 Transferred from construction in progress...........     2,462     20,985       13,851      25,772     63,070
 Proportionate share of a jointly controlled entity..       182         --           --         846      1,028
 Reclassification....................................      (406)      (802)         650         558         --
 Disposals...........................................    (1,034)    (1,884)      (2,145)     (7,184)   (12,247)
                                                       ---------  ---------- ------------ -----------  --------
 Balance at December 31, 2005........................    46,154    191,927       73,117     283,378    594,576
                                                       ---------  ---------- ------------ -----------  --------

 Accumulated depreciation:
 Balance at January 1, 2004..........................    18,975     77,582        8,785     125,685    231,027
 Depreciation charge for the year....................     1,768      9,211        2,332      18,394     31,705
 Impairment losses for the year......................       325         98        1,249       2,956      4,628
 Acquired from Sinopec Group Company (Note 30) ......        --         --           --         458        458
 Written back on disposals...........................      (428)      (541)        (585)     (5,913)    (7,467)
 Disposals to Sinopec Group Company (Note 30) .......       (22)    (1,207)          --        (545)    (1,774)
 Less: Amount distributed to Sinopec Group Company in
       connection with the Acquisition of
       Petrochemical and Catalyst Assets.............      (310)        --           --        (745)    (1,055)
                                                       ---------  ---------- ------------ -----------  --------
 Balance at December 31, 2004........................    20,308     85,143       11,781     140,290    257,522
                                                       ---------  ---------- ------------ -----------  --------

 Balance at January 1, 2005..........................    20,308     85,143       11,781     140,290    257,522
 Depreciation charge for the year....................     1,712     10,263        2,914      15,657     30,546
 Impairment losses for the year......................        79         60          261       1,451      1,851
 Reclassification....................................       (98)      (430)         153         375         --
 Written back on disposals...........................      (597)    (1,672)      (1,379)     (6,268)    (9,916)
                                                       ---------  ---------- ------------ -----------  --------
 Balance at December 31, 2005........................    21,404     93,364       13,730     151,505    280,003
                                                       ---------  ---------- ------------ -----------  --------

 Net book value:
 At December 31, 2005................................    24,750     98,563       59,387     131,873    314,573
                                                       =========  ========== ============ ===========  ========
 At December 31, 2004................................    24,546     88,421       48,752     122,404    284,123
                                                       =========  ========== ============ ===========  ========
 At January 1, 2004..................................    25,753     81,052       37,552     126,374    270,731
                                                       =========  ========== ============ ===========  ========

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


17.   CONSTRUCTION IN PROGRESS

                                                  Exploration             Marketing              Corporate
                                                      and                    and                    and
                                                   production  Refining  distribution  Chemicals   others    Total
                                                  -----------  --------  ------------  --------- ---------  --------
                                                      RMB         RMB         RMB         RMB       RMB        RMB
 Balance at January 1, 2004.....................      5,535       8,470      7,941       6,957       451     29,354
 Additions......................................     22,808      13,479     15,123      10,711     1,381     63,502
 Additions by jointly controlled entities.......      1,323          --         --       5,178        --      6,501
 Less: Amount distributed to Sinopec Group
       Company in connection with Acquisition
       of Petrochemical and Catalyst Assets.....         --          (1)        --        (216)      (15)      (232)
 Dry hole costs written off.....................     (2,976)         --         --          --        --     (2,976)
 Transferred to property, plant and equipment...    (17,428)    (13,489)    (9,283)     (9,460)     (304)   (49,964)
                                                  -----------  --------  ------------  --------- ---------  --------
 Balance at December 31, 2004...................      9,262       8,459     13,781      13,170     1,513     46,185
                                                  ===========  ========  ============  ========= =========  ========

 Balance at January 1, 2005.....................      9,262       8,459     13,781      13,170     1,513     46,185
 Additions......................................     25,894      14,001     10,572       9,115     1,014     60,596
 Additions of jointly controlled entities.......        814          --         --       1,830        --      2,644
 Proportionate share of a jointly controlled
       entity                                            --          --         --       5,461        --      5,461
 Dry hole costs written off.....................     (2,992)         --         --          --        --     (2,992)
 Transferred to property, plant and equipment
       and other assets....... ..................   (22,094)     (8,121)   (14,017)    (19,014)     (381)   (63,627)
                                                  -----------  --------  ------------  --------- ---------  --------
 Balance at December 31, 2005...................     10,884      14,339     10,336      10,562     2,146     48,267
                                                  ===========  ========  ============  ========= =========  ========

      The Group's proportionate share of the jointly controlled entities' construction in progress in the E&P and the chemicals segments reflected in the above table were RMB 2,053 and RMB 8,171, respectively, as of December 31, 2004, and RMB 2,888 and RMB 504, respectively, as of December 31, 2005.

      Net changes in capitalized cost of exploratory wells included in the Group's construction in progress in the E&P segment are analyzed as follows:

                                                                                  Years ended December 31,
                                                                            -----------------------------------
                                                                               2003          2004        2005
                                                                            ---------     ---------   ---------
                                                                                RMB           RMB         RMB
 At beginning of year...................................................      2,395          2,438       2,898
 Additions, net of amount that were capitalized and subsequently
      expensed in the same year, pending the determination of proved          1,830          2,031       2,554
      reserves..........................................................
 Transferred to oil and gas properties based on the determination of
      proved reserves...................................................       (770)          (382)       (671)
 Dry hole costs written off.............................................     (1,017)        (1,189)     (1,208)
                                                                            ---------     ---------   ---------
 At end of year.........................................................      2,438          2,898       3,573
                                                                            =========     =========   =========

      Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

                                                                                        December 31,
                                                                               2003          2004        2005
                                                                            ---------     ---------   ---------
                                                                                RMB            RMB        RMB
 One year or less.......................................................      2,357          2,711       3,277
 Over one year..........................................................         81            187         296
                                                                            ---------     ---------   ---------
                                                                              2,438         2,898        3,573
                                                                            =========     =========   =========

      Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

18.   INVESTMENTS

                                                                 December 31,
                                                             -------------------
                                                               2004      2005
                                                             --------   -------
                                                                RMB       RMB
 Unlisted investments, at cost..........................       2,891     3,253
 Less: Impairment losses................................        (353)     (327)
                                                             --------   -------
                                                               2,538     2,926
                                                             ========   =======

     Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

     The impairment losses relating to investments for the years ended December 31, 2003, 2004 and 2005 were RMB 131, RMB 96 and RMB 77 million, respectively.

19.   INTEREST IN ASSOCIATES

                                                             December 31,
                                                      -------------------------
                                                          2004          2005
                                                      ----------     ----------
                                                           RMB           RMB

 Share of net assets.............................       10,222         9,217

      The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The share of associates' taxation amounted to RMB 148, RMB 340 and RMB 420 for the years ended December 31, 2003, 2004 and 2005, respectively. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

                                                                        Percentage   Percentage
                                                                         of equity    of equity
                                      Form of        Particulars of       held by    held by the
                                      business          issued              the        Company's
         Name of company             structure    and paid up capital     Company    subsidiaries     Principal activities
         ---------------             ---------    -------------------   ----------   ------------     --------------------
                                                                             %            %
Shengli Oil Field Dynamic Company   Incorporated  364,027,608 ordinary     26.33          --      Exploration of crude oil and
  Limited ("Dynamic")*                             shares of RMB 1.00                             distribution of petrochemical
                                                         each                                     products

Sinopec Shandong Taishan            Incorporated  480,793,320 ordinary     38.68          --      Trading of petroleum products
  Petroleum Company Limited                        shares of RMB 1.00                             and decoration of service gas
  ("Taishan")*                                           each                                     stations

Sinopec Finance Company Limited     Incorporated  Registered capital       38.22        2.00      Provision of non-banking
                                                   RMB 2,500,000,000                              financial services

Shanghai Petroleum National Gas     Incorporated  Registered capital       30.00          --      Exploration and production of
  Corporation                                       RMB 900,000,000                               crude oil and natural gas

Shanghai Chemical Industry Park     Incorporated  Registered capital          --       38.26      Planning, development and
  Development Company Limited                      RMB 2,372,439,000                              operation of the Chemical
                                                                                                  Industry Park in Shanghai, the
                                                                                                  PRC

China Shipping & Sinopec Suppliers  Incorporated  Registered capital          --       50.00      Transportation of petroleum
  Company Limited                                   RMB 876,660,000                               products

China Aviation Oil Supply Limited   Incorporated  Registered capital          --       29.00      Marketing and distribution of
  Company                                          RMB 3,800,000,000                              refined petroleum products


     * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The market value of the investments in Dynamic based on the quoted market price are RMB 479 and RMB 772 as of December 31, 2004 and 2005, respectively. The market value of the investments in Taishan based on the quoted market price are RMB 1,516 and RMB 547 as of December 31, 2004 and 2005, respectively.


20.   INTEREST IN JOINTLY CONTROLLED ENTITIES

      The Group's investments in jointly controlled entities are primarily engaged in the oil and gas and chemical operations in the PRC. Principal interests in jointly controlled entities are as follows:

                                                                                    Percentage
                                                                     Percentage      of equity
                                                                     of equity       held by
                                     Form of      Particulars of      held by          the
                                     business   issued and paid up      the         Company's
        Name of company             structure        capital          Company      subsidiaries       Principal activities
        ---------------             ---------   ------------------   ----------    ------------       --------------------
                                                                         %              %
 Shanghai Secco Petrochemical     Incorporated  Registered capital     30.00          20.00       Manufacturing and distribution
   Company Limited                                  USD 901,440,964                               of petrochemical products
 BASF-YPC Company Limited         Incorporated  Registered capital     30.00          10.00       Manufacturing and distribution
                                                 RMB 8,793,000,000                                of petrochemical products
 Yueyang Sinopec and Shell Coal   Incorporated  Registered capital     50.00             --       Manufacturing and distribution
   Gasification Company Limited                     USD 45,588,700                                of industrial gas
 Block A Oil Field in the        Unincorporated          --               --          43.00       Exploration and production of
   Western Area Chengdao in                                                                       crude oil and natural gas
   Bohai Bay


     Included in the consolidated financial statements are the following items that represent the Group's proportionate share of the jointly controlled entities' financial condition, results of operations and cash flows.

                                                    Years ended December 31,
                                                --------------------------------
                                                  2003        2004        2005
                                                ---------  ----------- ---------
                                                  RMB          RMB          RMB
 Results of operations:
 Operating revenue............................    247          313       10,082
 Expenses.....................................    267          450        9,773
 Net (loss) / profit .........................    (20)        (137)         309


                                                                December 31,
                                                           ---------------------
                                                             2004         2005
                                                           ---------   ---------
                                                              RMB           RMB
 Financial condition:
 Current assets..........................................     520         2,631
 Non-current assets......................................  10,913        19,522
 Current liabilities.....................................   1,699         2,543
 Non-current liabilities.................................   4,463        10,177
 Net assets..............................................   5,271         9,433


                                                       Years ended December 31,
                                                    ----------------------------
                                                      2003      2004      2005
                                                    --------  --------  --------
                                                      RMB        RMB        RMB
 Cash flows:
 Net cash generated from / (used in) operating
      activities.................................   1,071        233     (1,434)
 Net cash used in investing activities...........  (4,107)    (6,035)    (2,474)
 Net cash generated from financing activities....   2,987      5,909      4,011

21.   DEFERRED TAX ASSETS AND LIABILITIES

      Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

                                                             Assets             Liabilities           Net balance
                                                             ------             -----------           -----------
                                                           December 31,          December 31,          December 31,
                                                         ----------------     -----------------     -----------------
                                                          2004      2005       2004       2005       2004       2005
                                                         ------    ------     ------     ------     ------     ------
                                                          RMB       RMB        RMB        RMB        RMB        RMB
 Current
 Receivables and inventories.........................    2,528      3,904        --          --     2,528      3,904
 Non-current
 Property, plant and equipment.......................    1,566      1,642    (1,704)     (1,619)     (138)        23
 Accelerated depreciation............................       --         --    (3,932)     (4,217)   (3,932)    (4,217)
 Tax value of losses carried forward, net of
     valuation allowance.............................       66        128        --          --        66        128
 Lease prepayment (Note i) ..........................      366        359        --          --       366        359
 Others..............................................       32         39        --         (66)       32        (27)
                                                         ------    ------     ------     ------     ------     ------
  Deferred tax assets/(liabilities) ..................    4,558     6,072    (5,636)     (5,902)   (1,078)       170
                                                         ======    ======     ======     ======     ======     ======

      A valuation allowance on deferred tax assets is recorded if it is probable that some portion or all of the deferred tax assets will not be realized through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment on the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2003, 2004 and 2005. Based on this review, valuation allowances of RMB 248, RMB 409 and RMB 381 were provided for the years ended December 31, 2003, 2004 and 2005, respectively. The Group determined the valuation allowance based on management's assessment of the probability that taxable profits will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is probable to be realized.

      The valuation allowance is analyzed as follows:

                                                                                Years ended December 31,
                                                                             -------------------------------
                                                                              2003         2004        2005
                                                                             -------     -------     -------
                                                                               RMB          RMB         RMB
 At beginning of year...................................................       943          641       1,050
 Allowance during the year..............................................       248          409         381
 Less:  Amount distributed to Sinopec Group Company in connection with
        the Acquisition of Ethylene Assets..............................      (550)          --          --
 Written-off............................................................        --           --         (87)
                                                                             -------     -------     -------
 At end of year ........................................................       641        1,050       1,344
                                                                             =======     =======     =======


      As of December 31, 2005, certain subsidiaries of the Company had tax value of losses carried forward for PRC income tax purpose, provided for valuation allowance, of RMB 4,072 which were available to offset future PRC taxable income of respective subsidiaries, if any. RMB 503, RMB 425, RMB 751, RMB 1,239 and RMB 1,154 expire in 2006, 2007, 2008, 2009, and 2010, respectively.

      Movements in temporary differences between calculations of certain items for accounting and for taxation purposes can be specified as follows:

                                                                       Recognized in
                                                          Balance at   consolidated    Recognized    Balance at
                                                          January 1,   statements of    in other    December 31,
                                                             2003         income        reserves        2003
                                                          ----------   -------------   ----------   ------------
                                                             RMB            RMB            RMB          RMB
 Current
 Receivables and inventories............................        275       1,171              --        1,446
 Non-current
 Property, plant and equipment..........................       (580)       (129)             --         (709)
 Accelerated depreciation...............................     (2,958)       (660)             --       (3,618)
 Tax value of losses carried forward, net of valuation
     allowance..........................................        978         (55)             --          923
 Lease prepayments (Note i).............................        364          (7)             16          373
 Others.................................................
                                                                  2          51              --           53
                                                          ----------   -------------   ----------   ------------
 Net deferred tax (liabilities)/assets..................     (1,919)        371              16       (1,532)
                                                          ==========   =============   ==========   ============
                                                                       (Note 11)

                                                                       Recognized in
                                                          Balance at   consolidated    Recognized    Balance at
                                                          January 1,   statements of    in other    December 31,
                                                             2004         income        reserves        2004
                                                          ----------   -------------   ----------   ------------
                                                             RMB            RMB            RMB          RMB
 Current
  Receivables and inventories...........................      1,446       1,082              --        2,528
 Non-current
 Property, plant and equipment..........................       (709)        571              --         (138)
 Accelerated depreciation...............................     (3,618)       (314)             --       (3,932)
 Tax value of losses carried forward, net of valuation
     allowance (Note ii)................................        923        (591)           (266)          66
 Lease prepayments (Note i).............................        373          (7)             --          366
 Others.................................................         53         (21)             --           32
                                                          ----------   -------------   ----------   ------------
 Net deferred tax (liabilities)/assets..................     (1,532)        720            (266)      (1,078)
                                                          ==========   =============   ==========   ============
                                                                       (Note 11)

                                                                       Recognized in
                                                          Balance at   consolidated    Recognized    Balance at
                                                          January 1,   statements of    in other    December 31,
                                                             2005         income        reserves        2005
                                                          ----------   -------------   ----------   ------------
                                                             RMB            RMB            RMB          RMB
 Current
  Receivables and inventories...........................      2,528       1,376              --        3,904
 Non-current
 Property, plant and equipment..........................       (138)        161              --           23
 Accelerated depreciation...............................     (3,932)       (285)             --       (4,217)
 Tax value of losses carried forward, net of valuation
     allowance..........................................         66          62              --          128
 Lease prepayments .....................................        366          (7)             --          359
 Others.................................................         32         (59)             --          (27)
                                                          ----------   -------------   ----------   ------------
 Net deferred tax (liabilities)/assets..................     (1,078)      1,248              --          170
                                                          ==========   =============   ==========   ============
                                                                       (Note 11)

     Note:

     (i) During the year ended December 31, 2003, in connection with the Acquisition of Refining Assets, the land use rights of the Refining Assets were revalued resulting in a surplus of RMB 66 as required by the relevant PRC rules and regulations but were not revalued for financial reporting purposes and, accordingly, deferred tax assets of RMB 16 were created with corresponding increase in other reserves.

     (ii) As of December 31, 2004, deferred tax assets of RMB 266 were distributed to Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets.

22.   LONG-TERM PREPAYMENTS AND OTHER ASSETS

      Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, goodwill and catalysts.

23. SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

      Short-term debts represent:

                                                                                            December 31,
                                                                                      ----------------------
                                                                                         2004        2005
                                                                                      ----------  ----------
                                                                                        RMB         RMB
 Third parties' debts
 Short-term bank loans.............................................................     20,009      15,392
                                                                                      ----------  ----------
 Current portion of long-term bank loans...........................................     12,177      14,879
 Current portion of long-term other loans..........................................        121          26
 Current portion of long-term bank loans of jointly controlled entities ...........          -         193
                                                                                      ----------  ----------
                                                                                        12,298      15,098
                                                                                      ----------  ----------

 Corporate bonds (a)...............................................................          -       9,921
                                                                                      ----------  ----------
                                                                                        32,307      40,411
                                                                                      ----------  ----------
 Loans from Sinopec Group Company and its affiliates
 Short-term loans..................................................................      6,714         732
 Current portion of long-term loans................................................      2,000         100
                                                                                      ----------  ----------
                                                                                         8,714         832
                                                                                      ----------  ----------
                                                                                        41,021      41,243
                                                                                      ==========  ==========

      The Group's weighted average interest rates on short-term loans were 3.9% and 4.0% as of December 31, 2004 and 2005, respectively.

      As of December 31, 2004, the Company had standby credit facilities with several PRC financial institutions which allowed the Company to borrow up to RMB 107,000 on an unsecured basis, at rates ranging from 2.95% to 4.54%. As of December 31, 2004, the Company's outstanding borrowings under these facilities were RMB 6,203 and were included in short-term bank loans. These facilities expired at various dates in 2005 and contained no financial covenants.

      As of December 31, 2005, the Company had standby credit facilities with several PRC financial institutions which allowed the Company to borrow up to RMB 130,000 on an unsecured basis, at 4.698%. As of December 31, 2005, the Company's outstanding borrowings under these facilities were RMB 2,000 and were included in short-term bank loans. These facilities expire at various dates in 2006 and contain no financial covenants.

      Long-term debts comprise:


                                        Interest rate and final maturity                    December 31,
                                   ----------------------------------------------     -----------------------
                                                                                         2004         2005
                                                                                      ----------  -----------
                                                                                          RMB          RMB
 Third parties' debts

 Long-term bank loans

 Renminbi denominated              Interest rates ranging from interest free to
                                   5.8% per annum as of December 31, 2005 with
                                   maturities through 2013                              52,227       59,769

 Japanese                          Yen denominated Interest rates ranging
                                   from 2.6% to 5.8% per annum as of
                                   December 31, 2005 with maturities
                                   through 2024                                          4,562        3,394

 US                                Dollar denominated Interest rates ranging
                                   from interest free to 7.4% per annum as
                                   of December 31, 2005 with
                                   maturities through 2031                               7,729        5,056

 Euro denominated                  Fixed interest rate at 6.7% per annum as of
                                   December 31, 2005 with maturities through 2010          165          117

 Hong                              Kong Dollar denominated Floating rate at
                                   Hong Kong Prime Rate plus 0.8% to 1.1%
                                   per annum as of December 31, 2005
                                   with maturities through 2007                              5           94
                                                                                      ----------  -----------

                                                                                        64,688       68,430
                                                                                      ==========  ===========
 Long-term other loans

 Renminbi denominated              Interest rates ranging from interest free to
                                   5.0% per annum as of December 31, 2005 with
                                   maturities through 2008                                 359          170

 US                                Dollar denominated Interest rates ranging
                                   from interest free to 2.0% per annum as
                                   of December 31, 2005 with
                                   maturities through 2015                                 110           51
                                                                                      ----------  -----------

                                                                                           469          221
                                                                                      ==========  ===========

 Total long-term banks and other loans carried forward                                  65,157       68,651



                                        Interest rate and final maturity                       December 31,
                                   ----------------------------------------------        -----------------------
                                                                                            2004         2005
                                                                                         ----------  -----------
                                                                                             RMB          RMB
 Total long-term banks and other loans carried forward                                     65,157        68,651

 Corporate bonds

 Renminbi denominated              Fixed interest rate at 4.61% per annum as of December
                                   31, 2005 with maturity in February 2014 (b)              3,500         3,500
                                                                                         ==========  ===========

 Long-term bank loans of jointly controlled entities

 Renminbi                          denominated Floating rate at 90% of PBOC's
                                   base lending rate per annum as of December
                                   31, 2005 with maturities
                                   through 2021                                             2,415         5,710

 US                                Dollar denominated Floating rate at London
                                   Interbank Offer Rate plus 0.4% to 0.7% per
                                   annum as of December 31, 2005
                                   with maturities through 2021                             2,048         4,296
                                                                                         ----------  -----------
                                                                                            4,463        10,006
                                                                                         ==========  ===========

 Total third parties' long-term debts                                                      73,120        82,157

 Less: Current portion                                                                    (12,298)      (15,098)
                                                                                         ----------  -----------
                                                                                           60,822        67,059
                                                                                         ==========  ===========
 Long-term loans from Sinopec Group Company and its affiliates

 Renminbi denominated              Interest free with maturity in 2020                     35,561        35,561

 Renminbi denominated              Interest  rates ranging from 5.0% to 5.2% per annum
                                   as of  December  31, 2005 with  maturities  through
                                   2009                                                     3,204         4,401
                                                                                         ----------  -----------

                                                                                           38,765        39,962

 Long-term loans of jointly controlled entities from Sinopec Group
        Company and its affiliates

 Renminbi denominated          Floating rate at 90% of PBOC's base lending rate
                               applicable to three-year tenor loan per annum as of
                               December 31, 2005 with maturities through 2021                  --            71

 Less: Current portion                                                                     (2,000)         (100)
                                                                                         ----------  -----------
                                                                                           36,765        39,933
                                                                                         ==========  ===========
                                                                                           97,587       106,992
                                                                                         ==========  ===========

(a) The Company issued six-month corporate bonds of face value at RMB 10,000 to corporate investors in PRC debenture market on October 24, 2005, at a discounted value of RMB 98.75 per RMB 100 par value, with an effective yield at 2.54% per annum with maturity in April 2006.

(b) The Company issued ten years corporate bonds of RMB 3,500 to PRC citizens as well as PRC legal and non-legal persons on February 24, 2004, with a fixed interest rate at 4.61% per annum.

      Third parties' loans of RMB 40 and RMB 35 as of December 31, 2004 and 2005, respectively, were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 123 and RMB 83 as of December 31, 2004 and 2005, respectively.

      The aggregate maturities of long-term debts and loans from Sinopec Group Company and its affiliates subsequent to December 31, 2005 are as follows:

                                                                            RMB
 2006...............................................................      15,198
 2007...............................................................      18,787
 2008...............................................................      25,718
 2009...............................................................       6,898
 2010...............................................................       6,526
 Thereafter.........................................................      49,063
                                                                     -----------
                                                                         122,190
                                                                     ===========

      Included in short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

                                                         December 31,
                                                         ------------
                                                   2004                   2005
                                               millions               millions

 US Dollar.............................     USD   2,494             USD   2,158
 Japanese Yen..........................     JPY  60,889             JPY  50,507
 Euro  ................................     EUR      15             EUR      12
 Hong Kong Dollar......................     HKD     732             HKD     128
                                       ===================     =================


24.   TRADE ACCOUNTS PAYABLE

     Trade accounts payable are analyzed as follows:

                                                                  December 31,
                                                               -----------------
                                                                 2004      2005
                                                               -------  --------
                                                                 RMB        RMB
 Amounts due to third parties...............................   22,265     49,962
 Amounts due to Sinopec Group Company and its affiliates....    1,527      2,304
 Amounts due to jointly controlled entities.................       --        650
 Amounts due to associates..................................       --         51
                                                               23,792     52,967

      Amounts due to Sinopec Group Company and its affiliates are repayable in accordance with normal commercial terms.


25.   ACCRUED EXPENSES AND OTHER PAYABLES

      Accrued expenses and other payables represent:

                                                                                         December 31,
                                                                                   -----------------------
                                                                                      2004          2005
                                                                                   ----------    ---------
                                                                                       RMB           RMB
 Amounts due to Sinopec Group Company and its affiliates.........................   10,897          7,144
 Accrued expenditures............................................................   17,213         19,566
 Taxes other than income tax.....................................................    3,717          3,090
 Receipts in advance.............................................................    7,387         12,368
 Advances from third parties.....................................................    1,009          1,226
 Others..........................................................................    5,053          4,773
                                                                                   ----------    ---------
                                                                                    45,276         48,167
                                                                                   ==========    =========

26.   SHARE CAPITAL

                                                                                         December 31,
                                                                                   -----------------------
                                                                                      2004          2005
                                                                                   ----------    ---------
                                                                                       RMB           RMB
 Registered, issued and fully paid
 67,121,951,000 domestic state-owned A shares of RMB 1.00 each......................  67,122       67,122
 16,780,488,000 overseas listed H shares of RMB 1.00 each...........................  16,780       16,780
 2,800,000,000 domestic listed A shares of RMB 1.00 each............................   2,800        2,800
                                                                                   ----------    ---------
                                                                                      86,702       86,702
                                                                                   ==========    =========

      The Company was established on February 25, 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note
1).

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

27.  RESERVES

                                                                                         December 31,
                                                                                   -----------------------
                                                                                      2004          2005
                                                                                   ----------    ---------
                                                                                       RMB           RMB
 Capital reserve (Note (a))
     At January 1................................................................   (18,960)     (19,217)
     Transfer from other reserves................................................      (257)          --
                                                                                   ----------    ---------
     December 31.................................................................   (19,217)     (19,217)
                                                                                   ----------    ---------

 Share premium (Note (b))
     At January 1 and December 31................................................    18,072       18,072
                                                                                   ----------    ---------

 Revaluation reserve
     At January 1................................................................    30,341       27,998
     Revaluation surplus of Petrochemical and Catalyst Assets....................       257           --
     Impairment losses on revalued assets (Note 8)...............................      (709)          --
     Revaluation surplus realized................................................    (1,891)      (1,656)
                                                                                   ----------    ---------
     At December 31..............................................................    27,998       26,342
                                                                                   ----------    ---------

 Statutory surplus reserve (Note (c))
     At January 1................................................................     6,330        9,558
     Appropriation...............................................................     3,228        3,956
                                                                                   ----------    ---------
     At December 31..............................................................     9,558       13,514
                                                                                   ----------    ---------

 Statutory public welfare fund (Note (d))
     At January 1................................................................     6,330        9,558
     Appropriation...............................................................     3,228        3,956
                                                                                   ----------    ---------
     At December 31..............................................................     9,558       13,514
                                                                                   ----------    ---------

 Discretionary surplus reserve (Note (e))
     At January 1 and at December 31.............................................     7,000        7,000
                                                                                   ----------    ---------

 Other reserves
     At January 1................................................................     3,868          247
     Revaluation surplus of Petrochemical and Catalyst Assets....................       257           --
     Realization of deferred tax on land use rights (Note (f))...................        (5)          (5)
     Transfer from retained earnings to other reserves...........................     1,499           --
     Net assets distributed to Sinopec Group Company (Note (g))..................    (2,244)          --
     Consideration for Acquisition of Petrochemical and Catalyst Assets (Note 1).    (3,128)          --
                                                                                   ----------    ---------
     At December 31..............................................................       247          242
                                                                                   ----------    ---------

                                                                                         December 31,
                                                                                   -----------------------
                                                                                      2004          2005
                                                                                   ----------    ---------
                                                                                       RMB           RMB
 Retained earnings (Note (h))
     At January 1...............................................................     31,832        53,122
     Net income.................................................................     36,019        40,920
     Final dividend in respect of the previous financial years, approved
        and paid during the year (Note (i)).....................................     (5,202)       (6,936)
     Interim dividend (Note (j))................................................     (3,468)       (3,468)
     Transfer to statutory surplus reserve......................................     (3,228)       (3,956)
     Proposed transfer to statutory public welfare fund.........................     (3,228)       (3,956)
     Revaluation surplus realized...............................................      1,891         1,656
     Realization of deferred tax on land use rights.............................          5             5
     Transfer from retained earnings to other reserves..........................     (1,499)           --
                                                                                   ----------    ---------
     At December 31.............................................................     53,122        77,387
                                                                                   ----------    ---------
                                                                                    106,338       136,854
                                                                                   ==========    =========

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

      Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the years ended December 31, 2004 and 2005, the Company transferred RMB 3,228 and RMB 3,956, respectively, being 10% of the current year's net income determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

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

      Pursuant to the Company's Articles of Associations and a resolution passed at the Directors' meeting on August 26, 2005, the directors authorized to transfer RMB 1,804 for the six-month period ended June 30, 2005, being 10% of the net profit for the six-month period ended June 30, 2005 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

      The directors authorized the transfer of RMB 2,152, subject to the shareholders' approval, being 10% of the net profit for the six-month period ended December 31, 2005, determined in accordance with the PRC Accounting Rules and Regulations, to this fund. The transfer to this fund for the years ended December 31, 2004 and 2005 were RMB 3,228 and RMB 3,956, respectively.

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

 (g) The net assets distributed to Sinopec Group Company during the year ended December 31, 2003 represent certain net assets retained, including certain property, plant and equipment with net book value of RMB 4,840 and certain construction in progress with net book value of RMB 2,789, by Sinopec Group Company in connection with the Acquisition of Ethylene Assets and the Acquisition of Refining Assets. The net assets distributed to Sinopec Group Company during the year ended December 31, 2004 represent certain net assets retained, including certain property, plant and equipment with net book value of RMB 1,840 and certain construction in progress with net book value of RMB 232, by Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets. These transactions were recorded at historical cost and were reflected as changes in other reserves in the year the transaction occurred.

 (h) According to the Company's Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. As of December 31, 2004 and 2005, the amounts of retained earnings available for distribution were RMB (4,211) (as restated) and RMB 20,591, respectively, being the amount determined in accordance with IFRS. Pursuant to a resolution passed at the Directors' meeting on March 31, 2006, a final dividend in respect of the year ended December 31, 2005 of RMB 0.09 per share totaling RMB 7,803 was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 7,803 in respect of the year ended December 31, 2005 has not been recognized as a liability as of the balance sheet date.

      Subject to the relevant provisions of the PRC Company Law and the Company's Articles of Association, Sinopec Group Company may seek to influence the Company's determination of dividends with a view to satisfying Sinopec Group Company's cash flow requirements.

(i) Pursuant to the shareholders' approval at the Annual General Meeting on May 18, 2004, a final dividend of RMB 0.06 per share totaling RMB 5,202 in respect of the year ended December 31, 2003 was declared and paid on June 28, 2004.

      Pursuant to the shareholders' approval at the Annual General Meeting on May 18, 2005, a final dividend of RMB 0.08 per share totaling RMB 6,936 in respect of the year ended December 31, 2004 was declared and paid on June 27, 2005.

(j) Pursuant to the shareholders' approval at the Annual General Meeting on May 18, 2004, the Board of Directors was authorized to declare the interim dividends for the year ended December 31, 2004. According to the resolution passed at the Directors' meeting on August 27, 2004, an interim dividend of RMB 0.04 per share totaling RMB 3,468 was declared which was paid on September 30, 2004.

      Pursuant to the Company's Articles of Association and a resolution passed at the Director's meeting on August 26, 2005, the directors authorized to declare an interim dividend for the year ended December 31, 2005 of RMB
      0.04 per share totaling RMB 3,468, which was paid on September 30, 2005.

28.   COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

      The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

     As of December 31, 2005, the future minimum lease payments under operating leases are as follows:

                                                          RMB
 2006............................................       3,593
 2007............................................       3,442
 2008............................................       3,388
 2009............................................       3,357
 2010............................................       3,353
 Thereafter......................................      95,176
                                                      -------
 Total minimum lease payments....................     112,309
                                                      =======

      The Group's leasing arrangement impose no restrictions on dividends, additional debt and/or further leasing.

Capital commitments

      As of December 31, 2005, the Group had capital commitments as follows:

                                       RMB
 The Group
 Authorized and contracted for...................      71,666
 Authorized but not contracted for...............      84,213
                                                      -------
                                                      155,879
 Jointly controlled entities
 Authorized and contracted for...................       2,160
 Authorized but not contracted for...............          60
                                                      -------
                                                        2,220
                                                      =======

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

      The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 97, RMB 189 and RMB 208 for the years ended December 31, 2003, 2004 and 2005, respectively.

      Estimated future annual payments as of December 31, 2005 are as follows:

                                                     RMB
 2006...........................................     107
 2007...........................................     112
 2008...........................................      59
 2009...........................................      67
 2010...........................................      56
 Thereafter.....................................     239
                                                    ----
 Total payments.................................     640
                                                    ====

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

      (b) As of December 31, 2005, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                     RMB
 Associates......................................     79
                                                    ====

      The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2005, it is not probable that the Group will be required to make payments under the guarantee. Thus no liability has been accrued for a loss related to the Group's obligation under this guarantee arrangement.

Environmental contingencies

      To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 245, RMB 248 and RMB 493 for the years ended December 31, 2003, 2004 and 2005, respectively.

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

29.   CONCENTRATION OF RISKS

Credit risk

      The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments and deposits, represent the Group's maximum exposure to credit risk in relation to financial assets.

      The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for bad and doubtful debts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues during the years ended December 31, 2003, 2004 and 2005.

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

      With the authorization from the PRC government, the People's Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on July 21, 2005. The exchange rate of US dollars against RMB was adjusted to 8.11 yuan per US dollar with effect from the time of 19:00 hours on July 21, 2005.

      Other than the amounts as disclosed in Note 23, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

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

Interest rate risk

      The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 23.

30.   RELATED PARTY TRANSACTIONS

      Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the group or of any entity that is a related party of the Group.

(a) Transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities

      The Group is part of a larger group of companies under Sinopec Group Company, which is owned by the PRC government, and has significant transactions and relationships with Sinopec Group Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

      The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

                                                                                      Years ended December 31,
                                                                                   -----------------------------
                                                                            Note       2003      2004      2005
                                                                                     -------   -------   -------
                                                                                       RMB       RMB      RMB
 Sales of goods...........................................................   (i)     32,134    63,507    95,123
 Purchases................................................................  (ii)     31,964    36,828    48,454
 Transportation and storage...............................................  (iii)     1,572     2,003     1,959
 Exploration and development services.....................................  (iv)     13,699    14,446    17,001
 Production related services..............................................   (v)      8,421     9,036    10,653
 Ancillary and social services............................................  (vi)      1,783     1,740     1,790
 Operating lease charges..................................................  (vii)     2,924     3,297     3,213
 Agency commission income................................................. (viii)        41        41        48
 Intellectual property licence fee paid...................................  (ix)         10        10         9
 Interest received........................................................   (x)        114        59        52
 Interest paid............................................................  (xi)        583       622       994
 Net deposits (withdrawn from)/placed with related parties................  (xii)    (1,634)      340       (82)
 Net loans (repaid to)/obtained from related parties...................... (xiii)       (24)    1,575    (4,714)


      The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2005 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

      There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2004 and 2005. Guarantees given to banks by the Group in respect of banking facilities to associates are disclosed in Note 28.

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

(vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipments.

(viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of and purchase of materials for certain entities owned by Sinopec Group Company.

(ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of licenses, trademarks, patents, technology and computer software.

(x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2004 and 2005 were RMB 4,671 and RMB 4,589, respectively.

(xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xii)  Deposits were withdrawn from / placed with Sinopec Finance Company
       Limited.

(xiii) The Group repaid loans to / obtained loans from Sinopec Group Company and Sinopec Finance Company Limited.

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

(c) The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 2,557 and RMB 568, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

(d) The Company has entered into agreements with Sinopec Group Company effective from January 1, 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

(e) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from January 1, 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

      As discussed in Note 1, the Group acquired the equity interest of Sinopec Maoming from Sinopec Group Company for a consideration of RMB 3,300 during the year ended December 31, 2003. As of the valuation date, the carrying amount of the net asset acquired approximated the net appraised amount of RMB 3,300.

      As discussed in Note 1, the Group acquired the equity interest of Tahe Petrochemical and Xi'an Petrochemical from Sinopec Group Company for a consideration of RMB 356 during the year ended December 31, 2003. As of the valuation date, the carrying amount of the net asset acquired approximated the net appraised amount of RMB 356.

      In December 2003, Sinopec Group Company repaid a bank loan of RMB 962 on behalf of a subsidiary of the Group in exchange for a receivable from that subsidiary.


      As discussed in Note 1, pursuant to the resolutions passed at the Extraordinary General Meeting held on December 21, 2004, the Group acquired the equity interests of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants from Sinopec Group Company for a total consideration payable of RMB 3,128. In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company, including certain property, plant and equipment with net book value of RMB 1,883, for a total consideration payable of RMB 2,232. In connection with these acquisitions, the Group disposed of certain property, plant and equipment, with net book value of RMB 1,857, and certain other assets and liabilities, related to its oilfield downhole operation (the "Downhole Assets") to Sinopec Group Company for a consideration receivable of RMB 1,712, which approximated the net carrying value of the assets and liabilities, resulting in a net cash consideration of RMB 3,648 payable to Sinopec Group Company. This consideration was fully paid during the year ended December 31, 2005.

     Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in respective accounts caption are summarized as follows:

                                                                                       December 31,
                                                                                 ----------------------
                                                                                    2004         2005
                                                                                 ---------    ---------
                                                                                     RMB          RMB
 Trade accounts receivable...............................................           2,438        4,126
 Prepaid expenses and other current assets...............................           5,893        3,493
                                                                                 ---------    ---------
 Total amounts due from Sinopec Group Company and its affiliates,
   associates and jointly controlled entities............................           8,331        7,619
                                                                                 =========    =========

 Trade accounts payable..................................................           1,527        3,005
 Accrued expenses and other payables.....................................          10,897        7,144
 Short-term loans and current portion of long-term loans from Sinopec
   Group Company and its affiliates......................................           8,714          832
 Long-term loans excluding current portion from Sinopec Group Company
   and its affiliates....................................................          36,765       39,933
                                                                                 ---------    ---------
 Total amounts due to Sinopec Group Company and its affiliates,
   associates and jointly controlled entities............................          57,903       50,914
                                                                                 =========    =========

      Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and its affiliates are set out in Note 23.

      As at and for the year ended December 31, 2005, no impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

(b)   Key management personnel emoluments

      Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

                                                   Years ended December 31,
                                             -----------------------------------
                                                 2003         2004         2005
                                                 ----         ----         ----
                                              RMB'000      RMB'000      RMB'000

 Short-term employee benefits..............    3,040         3,997        2,868
 Retirement scheme contributions...........      178           202          115
                                             -------        ------       -------
                                               3,218         4,199        2,983
                                             =======        ======       =======

      Total emoluments are included in "personnel expenses" as disclosed in
Note 5.

      Key management personnel also participate in the Group's share appreciation rights plan (Note 31).

(c)   Contributions to defined contribution retirement plans

     The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in Note 31. As at December 31, 2005, there was no material outstanding contribution to post-employment benefit plans.

(d)   Transactions with other state-owned entities in the PRC

     The Group is a state-owned entity and operates in an economic regime currently predominated by state-owned entities. Apart from transactions with Sinopec Group Company and its affiliates, the Group conducts a majority of its business activities with entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as "state-owned entities") in the ordinary course of business. These transactions, which include sales and purchase of goods and ancillary materials, rendering and receiving services, lease of assets, purchase of property, plant and equipment and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-owned entities and have been reflected in the financial statements. The Group believes that it has provided meaningful disclosure of related party transactions as summarized above.


31.   EMPLOYEE BENEFITS PLAN

     As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the years ended December 31, 2003, 2004 and 2005 were RMB 1,882, RMB 2,242 and RMB 2,269, respectively.

      The Company implemented a share appreciation rights plan for members of its management, including the key management personnel, in order to provide further incentives to these employees. Under this plan, share appreciation rights were granted in units with each unit representing one H share. No shares will be issued under the share appreciation rights plan.

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

      During 2003, the Company granted 258.6 million share appreciation right units to eligible employees accordingly. No share appreciation rights were granted during the years ended December 31, 2004 and 2005.

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

      The Company recognizes compensation expense of the share appreciation rights over the applicable vesting period. For the years ended December 31, 2003, 2004, 2005, compensation expense recognized was RMB 120, RMB 150 and RMB 19, respectively. As of December 31, 2004 and 2005, the carrying amounts of liability arising from share appreciation rights were RMB 270 and RMB 289, respectively.


32.  SEGMENTAL REPORTING

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

      The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the principal accounting policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are charged for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy.

     Reportable information on the Group's business segments is as follows:

                                               Years ended December 31,
                                         ------------------------------------
                                           2003          2004        2005
                                         ------------------------------------
                                             RMB          RMB         RMB
 Sales of goods
 Exploration and production
      External sales....................    14,936        15,970       19,862
      Inter-segment sales...............    47,287        60,053       84,423
                                         ------------------------------------
                                            62,223        76,023      104,285
                                         ------------------------------------
 Refining
      External sales....................    51,445        63,388       82,810
      Inter-segment sales...............   217,755       289,699      386,456
                                         ------------------------------------
                                           269,200       353,087      469,266
                                         ------------------------------------
 Marketing and distribution
      External sales....................   238,210       342,840      459,292
      Inter-segment sales...............     2,602         2,831        3,172
                                         ------------------------------------
                                           240,812       345,671      462,464
                                         ------------------------------------
 Chemicals
      External sales....................    91,964       126,013      160,783
      Inter-segment sales...............     7,415        12,510       12,199
                                         ------------------------------------
                                            99,379       138,523      172,982
                                         ------------------------------------
 Corporate and others
      External sales....................    33,394        48,986       76,368
      Inter-segment sales...............    30,371        32,046       44,897
                                         ------------------------------------
                                            63,765        81,032      121,265
                                         ------------------------------------
 Elimination of inter-segment sales.....  (305,430)    (397,139)     (531,147)
                                         ------------------------------------
 Total sales of goods...................    429,949      597,197      799,115
                                         ------------------------------------

 Other operating revenues
 Exploration and production.............      8,039        9,283       10,745
 Refining...............................      4,573        5,186        5,421
 Marketing and distribution.............        548          755        1,358
 Chemicals..............................      4,461        6,170        5,841
 Corporate and others...................      1,431        1,192          637
                                         ------------------------------------
 Total other operating revenues.........     19,052       22,586       24,002
                                         ------------------------------------

 Other income
 Refining...............................         --           --        9,415
                                         ------------------------------------
 Total other income.....................         --           --        9,415
                                         ------------------------------------

                                             449,001     619,783      832,532
                                         ====================================



                                                   Years ended December 31,
                                             -----------------------------------
                                               2003          2004        2005
                                             -----------------------------------
                                                 RMB          RMB         RMB

 Operating income by segment
    - Exploration and production............     19,160      25,614      46,871
    - Refining..............................      6,073       5,943      (3,505)
    - Marketing and distribution............     11,943      14,716      10,350
    - Chemicals.............................      3,543      18,721      14,296
    - Corporate and others..................     (1,836)     (1,925)     (1,198)
                                             ----------------------------------
 Total operating income....................      38,883      63,069      66,814
                                             ----------------------------------
 Income/(loss) from associates
    - Exploration and production............        293         447         326
    - Refining..............................         (1)         58          23
    - Marketing and distribution............         43         302         241
    - Chemicals.............................        (41)       (164)          1
    - Corporate and others..................        102         154         266
                                             ----------------------------------
 Aggregate income from associates ..........        396         797         857
                                             ----------------------------------
 Finance costs
      Interest expense......................     (4,365)     (4,583)     (5,920)
      Interest income.......................        322         374         382
      Foreign exchange losses...............       (450)       (223)        (79)
       Foreign exchange gains...............         30          61         996
                                             ----------------------------------
 Net finance costs..........................     (4,463)     (4,371)     (4,621)
 Gain from issuance of shares by
    a subsidiary............................        136          --          --
 Investment income..........................         89         111         178
                                             ----------------------------------
 Income before income tax...................     35,041      59,606      63,228
 Income tax.................................    (10,645)    (17,815)    (19,388)
                                             ----------------------------------
 Net income.................................     24,396      41,791      43,840
                                             ==================================

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

     Interest in and income from associates are included in the segments in which the associates operate. Information on associates is included in Note 19. Additions to long-lived assets by operating segment are included in Notes 16 and 17.

                                                           December 31,
                                              ----------------------------------
                                                2003          2004      2005
                                              ----------------------------------
                                                  RMB          RMB       RMB
 Assets
 Segment assets
    - Exploration and production............    101,303    110,509     123,631
    - Refining..............................     96,839    111,878     135,731
    - Marketing and distribution............     73,942     93,722     102,935
    - Chemicals.............................    101,130    105,032     115,942
    - Corporate and others..................     14,445     17,574      20,570
                                              ----------------------------------
 Total segment assets.......................    387,659    438,715     498,809
                                              ----------------------------------
 Interests in associates
    - Exploration and production............      1,233      1,396       1,494
    - Refining..............................        136        314         521
    - Marketing and distribution............      1,815      2,410       4,298
    - Chemicals.............................      3,517      4,315       1,092
    - Corporate and others..................      1,420      1,787       1,812
                                              ----------------------------------
 Aggregate interests in associates..........      8,121     10,222       9,217
                                              ----------------------------------
 Unallocated assets.........................     24,404     25,657      29,295
                                              ----------------------------------
 Total assets...............................    420,184    474,594     537,321
                                              ==================================
 Liabilities
 Segment liabilities
    - Exploration and production............     15,733     16,241      18,882
    - Refining..............................     25,729     28,130      26,486
    - Marketing and distribution............     21,091     23,419      23,713
    - Chemicals.............................     18,951     16,528      19,442
    - Corporate and others..................     10,022     15,547      35,855
                                              ----------------------------------
 Total segment liabilities..................     91,526     99,865     124,378
 Unallocated liabilities....................    131,092    150,643     159,947
                                              ----------------------------------
 Total liabilities..........................    222,618    250,508     284,325
                                              ==================================

     Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

                                                      Years ended December 31,
                                                 -------------------------------
                                                    2003        2004       2005
                                                 -------------------------------
                                                     RMB         RMB       RMB
 Capital expenditure
 Exploration and production.....................   20,628      21,234    23,095
 Refining.......................................    9,788      14,272    14,127
 Marketing and distribution.....................    6,826      16,678    10,954
 Chemicals......................................    7,680      11,025     9,386
 Corporate and others...........................      518       1,550     1,164
                                                 -------------------------------
                                                   45,440      64,759    58,726
                                                 ===============================
 Capital expenditure of jointly
    controlled entities
 Exploration and production.....................    1,200       1,323       772
 Chemicals......................................    2,993       5,178     1,830
                                                 -------------------------------
                                                    4,193       6,501     2,602
                                                 ===============================
 Depreciation, depletion and amortization
 Exploration and production.....................    9,413      12,066    10,915
 Refining.......................................    6,434       7,730     7,053
 Marketing and distribution.....................    2,431       2,759     3,026
 Chemicals......................................    9,149       9,325     9,697
 Corporate and others...........................      524         462       722
                                                 -------------------------------
                                                   27,951      32,342    31,413
                                                 ===============================
 Impairment losses on long-lived assets
      recognized in consolidated
      statements of income
 Exploration and production.....................      310          98        60
 Refining.......................................      114          14        --
 Marketing and distribution.....................       --       1,769       366
 Chemicals......................................      453       2,038     1,425
                                                 -------------------------------
                                                      877       3,919     1,851
                                                 ===============================
 Impairment losses on revalued
      long-lived assets recognized
      in equity attributable to
      equity shareholders of the
      Company Chemicals.........................      --          709       --
                                                 ===============================

33.   PRINCIPAL SUBSIDIARIES

      Details of the Group's principle subsidiaries are as follows:

                                                             Percentage of equity
                                                             --------------------
                                                                        held by
                                      Particulars  Type of   held by      the
                                       of issued   legal       the      Company's
 Name of Company                        capital    entity    Company   subsidiary       Principal activities
-----------------------------------   -----------  -------   -------  -----------  -----------------------------------------
                                                                 %          %
 China Petrochemical International     RMB 1,704   Limited      100.00      __     Trading of crude oil and petrochemical
    Company Limited                                 company                         products

 Sinopec Beijing Yanhua Petrochemical  RMB 3,404   Limited      100.00      __      Manufacturing of chemical products
 Company Limited ("Beijing                          company
 Yanhua")(i)

 Sinopec Sales Company Limited         RMB 1,700   Limited      100.00      __      Marketing and distribution of refined
                                                    company                         petroleum products

 Sinopec Shengli Oilfield Company      RMB 29,000  Limited      100.00      __      Exploration and production of crude
    Limited                                         company                         oil and natural gas

 Sinopec Fujian Petrochemical          RMB 2,253   Limited       50.00      __      Manufacturing of plastics,
 Company Limited (ii)                               company                         intermediate petrochemical products
                                                                                    and petroleum products

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

 Sinopec Kantons Holdings Limited       HK$ 104    Limited        __       72.40    Trading of crude oil and petroleum
                                                    company                         products

 Sinopec Wuhan Petroleum Group          RMB 147    Limited       46.25      __      Marketing and distribution of refined
    Company Limited (ii)                            company                         petroleum products

 Sinopec Wuhan Phoenix Company          RMB 519    Limited       40.72      __      Manufacturing of petrochemical
    Limited (ii)                                    company                         products and petroleum products

 Sinopec Yangzi Petrochemical          RMB 2,330   Limited       84.98      __      Manufacturing of intermediate
 Company  Limited                                   company                         petrochemical products and petroleum
                                                                                    products

 Sinopec Yizheng Chemical Fiber        RMB 4,000   Limited       42.00      __      Production and sale of polyester chips
 Company Limited (ii)                               company                         and polyester fibers

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

 Sinopec Zhongyuan Petroleum Company    RMB 875    Limited       70.85      __      Exploration and production of crude
    Limited                                         company                         oil and natural gas

 Sinopec Zhongyuan Petrochemical       RMB 2,400   Limited       93.51      __      Manufacturing of chemical products
    Company Limited                                 company

 Sinopec Shell (Jiangsu) Petroleum      RMB 830    Limited       60.00       __     Marketing and distribution of refined
    Marketing Company Limited                       company                         petroleum products

 BP Sinopec (Zhejiang) Petroleum        RMB 800    Limited       60.00       __     Marketing and distribution of refined
     Company Limited                                company                         petroleum products

 Sinopec Qingdao Refining and           RMB 800    Limited       85.00       __     Manufacturing of intermediate
    Chemical Company Limited                        company                         petrochemical products and petroleum
                                                                                    products


     Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

(i) During the year ended December 31, 2005, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Beijing Yanhua from minority interests at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) was recorded as goodwill, amounting to RMB 1,157, which is included in long-term prepayments and other assets.

(ii) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

34.   FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments as of December 31, 2004 and 2005.

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

     The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2004 and 2005:

                                                            December 31,
                                                      -----------------------
                                                          2004        2005
                                                      -----------------------
                                                           RMB         RMB

 Carrying amount................................        73,120      82,157
 Fair value.....................................        73,263      82,161


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


35.   MAJOR DOMESTIC SUPPLIERS

     The Group's major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries ("CNPC Group") and China National Offshore Oil Corporation and its subsidiaries ("CNOOC Group"). Failure in negotiating another contract with another key supplier at similar terms and costs could have a severe and significant impact on the Group's results of operations.

     The following table presents the aggregate amount of crude oil purchased by refining segment and refined petroleum products purchased by marketing and distribution segment from CNPC Group and the amount of crude oil purchased by refining segment from CNOOC Group during the years ended December 31, 2003, 2004 and 2005:

                                                  Years ended December 31,
                                           -------------------------------------
                                              2003          2004          2005
                                               RMB           RMB           RMB

 CNPC Group...........................      31,960        30,214        44,814
 CNOOC Group..........................       9,263        11,438        14,143


36.   ACCOUNTING ESTIMATES AND JUDGEMENTS

     The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

     The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Oil and gas properties and reserves

     The accounting for the exploration and production's oil and gas activities is subject to accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalized and written-off or depreciated over time.

     Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

     Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties' capitalized costs are amortized based on the units of oil or gas produced.

Impairment for long lived assets

     If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

     Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

     The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.


37. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2005

     Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

                                                                                   Effective for accounting period
                                                                                   beginning on or after
                                                                                   --------------------------------
IFRS 6, Exploration for and evaluation of mineral resources                        January 1, 2006

IFRS 7, Financial instruments: disclosures                                         January 1, 2007

IFRIC 4, Determining whether an arrangement contains a lease                       January 1, 2006

IFRIC 5, Rights to interests arising from decommissioning, restoration
  environmental rehabilitation funds                                               January 1, 2006

IFRIC 6, Liabilities arising from participating in a specific market - Waste
   electrical and electronic equipment                                             December 1, 2005

IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting
  in hyperinflationary economies                                                   March 1, 2006

IFRIC 8, Scope of IFRS 2                                                           May 1, 2006

IFRIC 9, Reassessment of Embedded Derivatives                                      June 1, 2006

Amendment to IAS 1, Presentation of financial statements: capital disclosures      January 1, 2007

Amendment to IAS 19, Employee benefits - Actuarial Gains and Losses, Group
  Plans and Disclosures                                                            January 1, 2006

Amendment to IAS 21, Net investment in a foreign operation                         January 1, 2006

Amendments to IAS 39, Financial instruments: Recognition and measurement:

-        Cash flow hedge accounting of forecast intragroup transactions            January 1, 2006

-        The fair value option                                                     January 1, 2006

-        Financial guarantee contracts                                             January 1, 2006

Amendments to IFRS 1, First-time Adoption of International                         January 1, 2006
  Financial Reporting Standards

     The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these financial statements, the Group believes that the adoption of IFRIC 4, IFRIC 5, IFRIC6, IFRIC 7, IFRIC 8, IFRIC 9 and the amendments to IAS 19, IAS 21 and IFRS 1 are not applicable to any of the Group's operations and that the adoption of the remainder of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

38.   CHANGES IN PRINCIPAL ACCOUNTING POLICIES

      The IASB has issued a number of new and revised IFRS that are effective for accounting periods beginning on or after January 1, 2005.

      The accounting policies of the Group after the adoption of these new and revised IFRS have been summarized in Note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

(a) Minority interests (IAS 1 "Presentation of financial statements" and IAS 27 "Consolidated and separate financial statements")

      In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated statements of income as a deduction before arriving at net income.

     With effect from January 1, 2005, in order to comply with IAS 1 and IAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new accounting policy, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated statements of income as an allocation of the total income or loss for the year between the minority interests and equity shareholders of the Company. The presentations of minority interests in the consolidated balance sheet, consolidated statements of income and consolidated statement of equity for comparative periods have been restated accordingly.

(b)   Related party disclosures (IAS 24 "Related party disclosures")

      The definition of related parties under IAS 24 as disclosed in Note 30 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

      With effect from January 1, 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post-retirement benefit plans.

(c)   Property, Plant and Equipment (IAS 16 "Property, Plant and Equipment")

      With effect from January 1, 2005, IAS 16 requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and derecognize the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 also requires an entity to include the costs of dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of that item of property, plant and equipment. The change in accounting policy relating to these new requirements of IAS 16 did not have a material impact on the Group's financial statements.

39.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences are set out below.

(a)   Foreign exchange gains and losses

     In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. For the years presented herein, the US GAAP adjustments represent the amortization effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 295 and RMB 241 as of December 31, 2004 and 2005.

(b)   Capitalization of property, plant and equipment

     In the years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalization of interest and pre-production results under IFRS that were expensed as incurred under US GAAP. For the years presented herein, there were no further additions related to the capitalization of interest and pre-production results under IFRS and the US GAAP adjustments represent the amortization effect of such originating adjustments described above. The amounts were fully amortized as of December 31, 2004. Accordingly, there was no difference in the carrying amount of property, plant and equipment under IFRS and US GAAP as of December 31, 2004 and 2005.

(c)   Revaluation of property, plant and equipment

     As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group were revalued at September 30, 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets were revalued at December 31, 2000, June 30, 2003, October 31, 2003 and June 30, 2004, respectively, in connection with the acquisitions of Sinopec National Star, Sinopec Maoming, Refining Assets, and Petrochemical and Catalyst Assets. Under IFRS, such revaluations result in an increase in equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

     Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the net revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in equity.

     In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

     Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 7,692 and RMB 1,838 as of December 31, 2004 and 2005, respectively.

(d)   Exchange of assets

     During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. For the years presented herein, the US GAAP adjustments represent the amortization effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 532 and RMB 509 as of December 31, 2004 and 2005.

(e)   Reversal of impairment of long-lived assets

     Under IFRS, impairment charges are recognized when a long-lived asset's carrying amount exceeds the higher of an asset's fair value less costs to sell and value in use, which incorporates discounting the asset's estimated future cash flows.

     Under US GAAP, determination of the recoverability of a long-lived asset held for use is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for a long-lived asset is based on the difference between the assets carrying value and the fair value of the asset.

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

     For the years presented herein, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 532 and RMB 456 as of December 31, 2004 and 2005.

(f)   Capitalized interest on investment in associates

      Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalized. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalized and subsequently amortized when the operation of the qualifying assets begin. Accordingly, the carrying amount of the investment in associates under IFRS was lower than the amount under US GAAP by RMB 526 and RMB 486 as of December 31, 2004 and 2005.

(g)   Goodwill

     Under IFRS, with reference to IFRS 3, "Business Combination", goodwill arising from a business combination for which the purchase agreement date is on or after March 31, 2004 is not amortized, or goodwill arising from a business combination for which the purchase agreement date was before March 31, 2004 is no longer amortized from the first annual reporting period beginning on or after March 31, 2004. Instead, goodwill is tested for impairment annually.

     Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortized beginning January 1, 2002. Instead, goodwill is reviewed for impairment at least annually.

     As a result, there is no difference in respect of goodwill amortization effective January 1, 2005. Accordingly, the carrying amount of the goodwill under IFRS was lower than the amount under US GAAP by RMB 43 and RMB 43 as of December 31, 2004 and 2005 due to the continued amortization of goodwill under IFRS until the end of 2004.

(h)   Presentation of minority interests

     Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated statement of income as an allocation of the total net income for the year between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statement of income as a component of net income.

(i)   Companies included in consolidation

     Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and proportionately consolidates jointly controlled entities in which the Group has joint control with other venturers. However, US GAAP requires that any entity of which the Group does not have a controlling financial interest not be consolidated nor proportionately consolidated, but rather be accounted for under the equity method. Accordingly, certain of the Group's subsidiaries, of which the Group owns between 40.72% to 50% of the outstanding voting stock, and the Group's jointly controlled entities are not consolidated nor proportionately consolidated under US GAAP and instead accounted for under the equity method. This exclusion does not affect the profit attributable to equity shareholders of the Company or the total equity attributable to the equity shareholders of the Company reconciliations between IFRS and US GAAP.

     Presented below is summarized financial information prepared in accordance with US GAAP of such subsidiaries and jointly controlled entities.

                                                   Years ended December 31,
                                               -------------------------------
                                                 2003        2004       2005
                                                  RMB        RMB          RMB

 Revenues....................................   21,735     28,004     53,768
 Profit before taxation......................    1,329      1,373        286
 Net profit / (loss) ........................    1,090        969      (204)


                                                      At December 31,
                                               -------------------------------
                                                   2004            2005
                                                   ----            ----
                                                    RMB             RMB

 Current assets.............................      7,084          12,101
 Total assets...............................     41,213          64,560
 Current liabilities........................      7,222           8,901
 Total liabilities..........................     16,452          31,727
 Total equity...............................     24,761          32,833


Reconciliation to US GAAP

     The effect on net income attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:


                                                               Reference           Years ended December 31,
                                                                in note            ------------------------
                                                                 above       2003       2004       2005        2005
                                                               ---------     ----       ----       ----        ----
                                                                              RMB        RMB        RMB        US$

 Net income attributable to equity shareholders of the
      Company under IFRS....................................                22,424     36,019     20,920       5,071
 US GAAP adjustments:
      Foreign exchange gains and losses.....................    (a)             94         60         54          7
      Capitalization of property, plant and equipment.......    (b)             22         22          -          -
      Depreciation on revalued property, plant and equipment.   (c)          4,713      4,301      4,016        498
      Disposal of property, plant and equipment.............    (c)          1,316      2,099      1,838        228
      Exchange of assets....................................    (d)             23         23         23          3
      Depreciation effect of reversal of impairment of
          long-lived assets.................................    (e)             47         29         76          9
      Capitalized interest on investments in associates, net
          of amortization effect............................    (f)            141        205        (40)        (5)
      Goodwill amortization for the year....................    (g)              -         13          -          -

      Deferred tax effect of US GAAP adjustments............                (1,889)    (2,277)    (1,786)      (221)
      Minority interests....................................    (h)           (483)      (519)      (489)       (61)
                                                                         -------------------------------------------
 Net income attributable to equity shareholders of the
      Company under US GAAP.................................                 26,408     39,975     44,612      5,529
                                                                         ===========================================
 Basic and diluted earnings per share under US GAAP.........                   0.30       0.46       0.51       0.06
                                                                         ===========================================
 Basic and diluted earnings per ADS under US GAAP*..........                  30.46      46.11      51.45       6.38
                                                                         ===========================================

  * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

     The effect on the total equity attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:

                                                               Reference               At December 31,
                                                                in note                ---------------
                                                                 above            2004           2005           2005
                                                                -------         -------       --------       ---------
                                                                                   RMB            RMB            US$
 Total equity attributable to equity shareholders of the
      Company under IFRS......................................                  193,040       223,556         27,701
 US GAAP adjustments:
      Foreign exchange gains and losses.......................    (a)              (295)         (241)           (30)
      Revaluation of property, plant and equipment............    (c)            (7,692)       (1,838)          (228)
      Exchange of assets......................................    (d)              (532)         (509)           (63)
      Reversal of impairment of long-lived assets.............    (e)              (532)         (456)           (57)
      Capitalized interest on investments in associates.......    (f)               526           486             60
      Goodwill................................................    (g)                43            43              5
      Effect of US GAAP adjustments on deferred tax assets....                    2,720           921            115
      Effect of US GAAP adjustments on deferred tax                                              (134)
          liabilities.........................................                     (147)                         (17)
      Minority interests......................................    (h)               719           230             28
                                                                                -------       -------        --------
 Total equity attributable to equity shareholders of the
      Company under US GAAP...................................                  187,850       222,058         27,514
                                                                                =======       =======        ========


40.   SUBSEQUENT EVENT

     On November 12, 2005, the Group announced its proposal to acquire all of the equity interests which the Group does not own of Sinopec Zhenhai Refining & Chemical Company Limited ("Zhenhai"), a non-wholly owned subsidiary in which the Group holds approximately 71.3% of the equity interests. According to the proposal, the Group will acquire the entire 723,754,468 H shares, representing approximately 28.7% of the issued share capital of Zhenhai at HK$ 10.60 per share. The total consideration required to be paid by the Group is approximately HK$ 7,762 million which will be settled in cash. Pursuant to the resolution passed in the Special General Meeting of Zhenhai on January 12, 2006, the shareholders of H shares in Zhenhai agreed to dispose of and sell their shares in Zhenhai to the Group at the above mentioned price.

     On February 15, 2006, the Group announced its proposals to acquire all of the equity interests which the Group does not own of Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited and Sinopec Shengli Oilfield Dynamic Company Limited, being non-wholly owned subsidiaries and an associate in which the Group holds approximately 82%, 85%, 71% and 26% of the equity interests, respectively. According to the proposals, the Group will acquire the entire shares not held by the Group in Sinopec Qilu Petrochemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Zhongyuan Petroleum Company Limited and Sinopec Shengli Oilfield Dynamic Company Limited. The total consideration required to be paid by the Group is approximately RMB 14,247 which will be settled in cash. On March 6, 2006, these proposals were approved by the relevant PRC governmental and regulatory body.


41.   PARENT AND ULTIMATE HOLDING COMPANY

     The directors consider the parent and ultimate holding company of the Group as at December 31, 2005 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                  (UNAUDITED)
                   (All currency amounts in millions Renminbi)


     In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2003, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005 in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalized costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Table I:   Capitalized costs related to oil and gas producing activities

                                                    Years ended December 31,
                                               ---------------------------------
                                                  2003        2004        2005
                                               ---------   --------    ---------
                                                  RMB         RMB          RMB
 Property cost...............................        --          --          --
 Wells and related equipment
   and facilities............................   143,492     158,422     176,785
 Supporting equipment and facilities.........    13,140      12,324      12,997
 Uncompleted wells, equipment
   and facilities............................     5,535       9,262      10,884
                                               ---------   --------    ---------
 Total capitalized costs.....................   162,167     180,008     200,666
 Accumulated depreciation, depletion,
    amortization and impairment
    allowances...............................   (70,726)    (79,541)    (87,140)
                                               ---------   --------    ---------
 Net capitalized costs.......................    91,441     100,467     113,526
                                               =========   ========    =========


Table II:   Cost incurred in exploration and development

                                                  Years ended December 31,
                                              ----------------------------------
                                                2003        2004        2005
                                              --------    --------    ---------
                                                RMB         RMB          RMB
 Exploration...............................     8,109       8,272       9,086
 Development...............................    19,852      20,681      21,192
 Total cost incurred.......................    27,961      28,953      30,278


Table III:   Results of operations for oil and gas producing activities

                                                  Years ended December 31,
                                               ---------------------------------
                                                 2003        2004        2005
                                               ---------   ---------   ---------
                                                 RMB         RMB          RMB
 Revenues
      Sales................................      11,850      11,833      14,121
      Transfers............................      47,287      60,053      84,423
                                               ---------   ---------   ---------
                                                 59,137      71,886      98,544
 Production costs excluding taxes..........     (16,187)    (17,182)    (20,982)
 Exploration expenses......................      (6,133)     (6,396)     (6,411)
 Depreciation, depletion, amortization
     and impairment provisions.............      (8,684)    (11,457)    (10,332)
 Taxes other than income tax...............        (970)     (1,144)     (1,654)
                                               ---------   ---------   ---------
 Income before income tax..................      27,163      35,707      59,165
 Income tax expense........................     (8,964)     (11,783)    (19,525)
                                               ---------   ---------   ---------
 Results of operations from
   producing activities....................     18,199       23,924      39,640
                                               =========   =========   =========


         The results of operations for producing activities for the years ended December 31, 2003, 2004 and 2005 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

     The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2003, 2004 and 2005 are shown in the following table.

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

     "Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

                                                      Years ended December 31,
                                                    ----------------------------
                                                      2003      2004       2005
                                                    -------   --------   -------

 Proved developed and undeveloped
    reserves (oil) (million barrels)
 Beginning of year...............................    3,320     3,257      3,267
 Revisions of previous estimates.................     (81)        23         26
 Improved recovery...............................      143       127        142
 Extensions and discoveries......................      146       134        138
 Production......................................    (271)     (274)      (279)
                                                    -------   --------   -------
 End of year.....................................    3,257     3,267      3,294
                                                    -------   --------   -------
 Proved developed reserves
 Beginning of year...............................    2,732     2,786      2,808
                                                    =======   ========   =======
 End of year.....................................    2,786     2,808      2,870
                                                    =======   ========   =======
 Proved developed and undeveloped
    reserves (gas) (billion cubic feet)
 Beginning of year...............................    3,329     2,888      3,033
 Revisions of previous estimates.................     (649)      (95)       (42)
 Extensions and discoveries......................      396       447        183
 Production......................................    (188)     (207)      (222)
                                                    -------   --------   -------
 End of year.....................................    2,888     3,033      2,952
                                                    =======   ========   =======
 Proved developed reserves
 Beginning of year...............................    1,056     1,249      1,398
                                                    -------   --------   -------
 End of year.....................................    1,249     1,398      1,557
                                                    =======   ========   =======


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

                                                   Years ended December 31,
                                               ---------------------------------
                                                 2003        2004        2005
                                              ----------  ----------  ----------
                                                  RMB         RMB          RMB
Future cash flows...........................    799,658   1,003,511   1,401,283
Future production costs.....................   (311,568)   (350,012)   (440,743)
Future development costs....................    (23,838)    (25,577)    (26,994)
Future income tax expenses..................   (130,224)   (174,060)   (270,607)
                                              ----------  ----------  ----------
Undiscounted future net cash flows..........    334,028     453,862     662,939
10% annual discount for estimated
   timing of cash flows.....................   (146,726)   (204,183)   (304,893)
                                              ----------  ----------  ----------
Standardized measure of discounted
   future net cash flows....................    187,302     249,679     358,046
                                              ==========  ==========  ==========

Table VI:  Changes in the standardized measure of discounted future net cash flows

                                                   Years ended December 31,
                                               ---------------------------------
                                                 2003        2004        2005
                                              ----------  ----------  ----------
                                                  RMB         RMB          RMB
 Sales and transfers of oil and gas
    produced, net of production costs.........  (41,802)    (46,145)    (61,346)
 Net changes in prices and production costs...   11,923      69,305     130,221
 Net change due to extensions, discoveries
    and improved recoveries.................     27,721      36,209      56,131
 Revisions of previous quantity estimates...     (5,951)      2,204       3,964
 Previously estimated development
     costs incurred during the year.........      6,865       7,148       8,134
 Accretion of discount......................     15,242      16,176      21,352
 Net change in income taxes.................     (2,992)    (22,733)    (50,397)
 Others.....................................       (543)        213         308
                                               ----------  ----------  ---------
Net change for the year....................      10,463      62,377     108,367
                                               ==========  ==========  =========