Form 20-F
period 2006-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2007-04-13
CIK 1123658

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                    FORM 20-F
(Mark One)
     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                                       OR
     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
                                       OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934


         FOR THE TRANSITION PERIOD FROM _______ TO_______

                                       OR

     [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ...................

         FOR THE TRANSACTION PERIOD FORM ____________ TO __________


                         COMMISSION FILE NUMBER 1-15138
                         ------------------------------
                          [CHINESE CHARACTERS OMITTED]
                     CHINA PETROLEUM & CHEMICAL CORPORATION
             (Exact name of Registrant as specified in its charter)
                             -----------------------
                         The People's Republic of China
                 (Jurisdiction of incorporation or organization)
                             -----------------------
                             A6, Huixingdong Street
                       Chaoyang District, Beijing, 100029
                         The People's Republic of China
                    (Address of principal executive offices)
                            ------------------------

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

                                                       Name of Each Exchange
                     Title of Each Class                On Which Registered
                     -------------------                -------------------
American Depositary Shares, each
representing 100 H Shares of par value
RMB 1.00 per share .............................  New York Stock Exchange, Inc.

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

Tradable shares with selling restriction,
  par value RMB 1.00 per share..................................  66,337,951,000
H Shares, par value RMB 1.00 per share..........................  16,780,488,000
A Shares, par value RMB 1.00 per share..........................   3,584,000,000

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                   Yes X    No__

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                   Yes __   No X

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

                                   Yes __   No X

                                Table of Contents

                                                                            Page
                                                                            ----

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS................4

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................4

ITEM 3.   KEY INFORMATION......................................................4

          A.  SELECTED FINANCIAL DATA..........................................4

          B.  CAPITALIZATION AND INDEBTEDNESS..................................7

          C.  REASONS FOR THE OFFER AND USE OF PROCEEDS........................7

          D.  RISK FACTORS.....................................................7

ITEM 4.   INFORMATION ON THE COMPANY..........................................12

          A.  HISTORY AND DEVELOPMENT OF THE COMPANY..........................12

          B.  BUSINESS OVERVIEW...............................................14

          C.  ORGANIZATIONAL STRUCTURE........................................29

          D.  PROPERTY, PLANT AND EQUIPMENT...................................29

ITEM 4A   UNRESOLVED STAFF COMMENTS...........................................30

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................30

          A.  GENERAL.........................................................30

          B.  CONSOLIDATED RESULTS OF OPERATIONS..............................33

          C.  DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS....................42

          D.  LIQUIDITY AND CAPITAL RESOURCES.................................52

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................56

          A.  DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT....................56

          B.  COMPENSATION....................................................64

          C.  BOARD PRACTICE..................................................65

          D.  EMPLOYEES.......................................................65

          E.  SHARE OWNERSHIP.................................................66

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................66

          A.  MAJOR SHAREHOLDERS..............................................66

          B.  RELATED PARTY TRANSACTIONS......................................67

          C.  INTERESTS OF EXPERTS AND COUNSEL................................68

ITEM 8.   FINANCIAL INFORMATION...............................................68

          A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.........68

          B.  SIGNIFICANT CHANGES.............................................68

ITEM 9.   THE OFFER AND LISTING...............................................68

          A.  OFFER AND LISTING DETAILS.......................................68

ITEM 10.  ADDITIONAL INFORMATION..............................................70

          A.  SHARE CAPITAL...................................................70

          B.  MEMORANDUM AND ARTICLES OF ASSOCIATION..........................70

          C.  MATERIAL CONTRACTS..............................................77

          D.  EXCHANGE CONTROLS...............................................77

          E.  TAXATION........................................................77

          F.  DIVIDENDS AND PAYING AGENTS.....................................81

          G.  STATEMENT BY EXPERTS............................................81

          H.  DOCUMENTS ON DISPLAY..............................................

          I.  SUBSIDIARY INFORMATION..........................................81

ITEM 11.  QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK..........81

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............87

PART II   ....................................................................87

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................87

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.....................................................87

          A.  MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS......87

          B.  USE OF PROCEEDS.................................................87

ITEM 15.  CONTROLS AND PROCEDURES.............................................87

ITEM 16.  RESERVED............................................................89

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................89

ITEM 16B. CODE OF ETHICS......................................................89

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................89

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDITS COMMITTEES.........89

ITEM 16E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS..........................................................89

PART III

ITEM 17.  FINANCIAL STATEMENTS................................................89

ITEM 18.  FINANCIAL STATEMENTS................................................89

ITEM 19.  EXHIBITS............................................................90

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

         o "primary distillation capacity" are to the crude oil throughput capacity of a refinery's crude oil distillation units, calculated by estimating the number of days in a year that such crude oil distillation units are expected to operate, excluding downtime for regular maintenance, and multiplying that number by the amount equal to the units' optimal daily crude oil throughput.

         o "rated capacity" are to the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, excluding downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output or throughput, as the case may be.

                          CURRENCIES AND EXCHANGE RATES

         We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB 7.8041 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all.

         The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

                                                            Noon Buying Rate
                                        -------------------------------------------------------
Period                                        End        Average(1)       High          Low
------                                  -------------  -------------  -----------  ------------
                                                            (RMB per US$1.00)
2002..................................      8.2800        8.2772        8.2800        8.2759
2003..................................      8.2767        8.2772        8.2800        8.2769
2004..................................      8.2765        8.2767        8.2774        8.2764
2005..................................      8.0702        8.1826        8.2765        8.0702
2006                                        7.8041        7.9723        8.0702        7.9723
October 2006                                7.8785           -          7.9168        7.8728
November 2006                               7.8340           -          7.8750        7.8303
December 2006                               7.8041           -          7.8350        7.8041
January 2007                                7.7714           -          7.8127        7.7705
February 2007                               7.7410           -          7.7632        7.7410
March 2007                                  7.7232           -          7.7454        7.7232
April 2007 (up to April 6, 2007)            7.7248           -          7.7345        7.7248

----------
(1) Determined by averaging the rates on the last business day of each month during the relevant period.

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

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.      KEY INFORMATION

             A.   SELECTED FINANCIAL DATA

         The selected income statement data and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the selected balance sheet data as of December 31, 2005 and 2006, presented in International Financial Reporting Standards (IFRS) section, have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected income statement data and cash flow data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002, 2003 and 2004, presented in IFRS section, are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and financial statements of the acquired businesses described below.

         We acquired from Sinopec Group Company the operations of Sinopec Group Maoming Petrochemical Company (Sinopec Maoming), Xi'an Petrochemical Main Factory (Xi'an Petrochemical) and Tahe Oilfield Petrochemical Factory (Tahe Petrochemical) in 2003, the operations of Sinopec Group Tianjin Petrochemical Company, Sinopec Group Luoyang Petrochemical General Plant, Zhongyuan Petrochemical Company Limited, Sinopec Group Guangzhou Petrochemical General Plant and certain catalyst plants (collectively, Petrochemical and Catalyst Assets) in 2004, and the equity interest in Sinopec Hainan Refining and Chemical Company Limited (Sinopec Hainan) and certain oil and gas production companies (Oil Production Plants) in 2006. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

         Moreover, the selected financial data should be read in conjunction with our consolidated financial statements together with accompanying notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Unless otherwise indicated, our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS. IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America, or US GAAP. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

                                                                    Years Ended December 31,
                                                 ----------------------------------------------------------------
                                                     2002         2003        2004         2005         2006
                                                 ------------ ------------ ----------- ------------- ------------
                                                     RMB          RMB          RMB         RMB          RMB
                                                        (in millions, except per share and per ADS data)
Income Statement Data(1):
IFRS
   Consolidated results
   Operating revenues........................         350,213      449,168     619,915      823,272    1,071,402
   Other income..............................               -            -           -        9,415        5,000
   Purchased crude oil, products and
     operating supplies and expenses.........       (238,603)    (312,616)   (442,503)    (651,201)    (861,437)
   Selling, general and administrative
     expenses................................        (22,455)     (27,319)    (32,969)     (33,880)     (37,758)
   Depreciation, depletion and amortization..        (26,618)     (28,113)    (32,493)     (31,618)     (34,235)
   Exploration expenses, including dry holes.         (4,420)      (6,174)     (6,396)      (6,411)      (7,983)
   Personnel expenses........................        (15,080)     (17,040)    (18,719)     (18,649)     (19,857)
   Employee reduction expenses...............           (244)      (1,040)       (919)        (369)        (236)
   Taxes other than income tax...............        (12,028)     (13,599)    (16,347)     (17,185)     (28,639)
   Other operating expenses, net.............         (1,191)      (3,981)     (6,678)      (5,128)      (2,437)
                                                 ------------ ------------ ----------- ------------- ------------
   Operating income..........................          29,574       39,286      62,891       68,246       83,820
   Interest expense, net of interest income
     and net foreign exchange gains (losses).         (4,947)      (4,462)     (4,367)      (4,625)      (6,100)
   Gains from issuance of shares by a
     subsidiary..............................               -          136           -            -            -
   Other income .............................             569          506         918        1,035        1,203
                                                 ------------ ------------ ----------- ------------- ------------
   Income before income tax..................          25,196       35,466      59,442       64,656       78,923
   Income tax................................         (7,583)     (10,789)    (18,091)     (19,880)     (23,515)
                                                 ------------ ------------ ----------- ------------- ------------
   Net income................................          17,613       24,677      41,351       44,776       55,408
                                                 ============ ============ =========== ============= ============
   Attributable to:
     Equity shareholders of the Company......          16,397       22,558      35,335       41,455       53,912
     Minority interests......................           1,216        2,119       6,016        3,321        1,496
                                                 ------------ ------------ ----------- ------------- ------------
   Net income................................          17,613       24,677      41,351       44,776       55,408
                                                 ============ ============ =========== ============= ============
   Basic earnings per share(2)...............            0.19         0.26        0.41         0.48         0.62
   Basic earnings per ADS(2).................           18.91        26.02       40.75        47.81        62.18
   Cash dividends declared per share.........            0.10         0.09        0.10         0.12         0.13
   Segment results
     Exploration and production..............          15,060       19,565      26,397       48,334       63,182
     Refining................................           6,024        6,071       4,982      (3,536)     (25,298)
     Marketing and distribution..............           8,401       11,943      14,716       10,350       30,234
     Chemicals...............................           1,088        3,543      18,721       14,296       17,234
     Corporate and others....................           (999)      (1,836)     (1,925)      (1,198)      (1,532)
                                                 ------------ ------------ ----------- ------------- ------------
     Operating income........................          29,574       39,286      62,891       68,246       83,820
                                                 ============ ============ =========== ============= ============

US GAAP
   Depreciation, depletion and amortization..        (21,172)     (22,747)    (27,149)     (25,303)     (30,606)
   Income tax................................         (8,917)     (12,287)    (19,890)     (21,461)     (23,710)
   Net income................................          19,832       26,542      39,291       45,147       54,862
   Basic earnings per share (2)..............            0.23         0.31        0.45         0.52         0.63
   Basic earnings per ADS(2).................           22.87        30.61       45.31        52.07        63.28
   Cash dividends declared per share.........            0.10         0.09        0.10         0.12         0.13

                                                                    As of December 31,
                                               -------------------------------------------------------------
                                                   2002        2003        2004        2005        2006
                                               ------------ ----------- ----------- ----------- ------------
                                                   RMB         RMB         RMB         RMB         RMB
                                                                      (in millions)
Balance Sheet Data(1):
IFRS
   Cash and cash equivalents...............         19,374      16,478      18,251      14,069       8,088
   Total current assets....................        107,850     103,670     122,685     147,057     145,467
   Total non-current assets(3).............        302,771     319,413     358,152     401,983     466,323
   Total assets(3).........................        410,621     423,083     480,837     549,040     611,790
   Short-term debts and loans from Sinopec
     Group Company and its affiliates
     (including current portion of
     long-term debts)......................         39,710      34,046      42,994      43,216      58,760
   Long-term debts and loans from Sinopec
     Group Company and its affiliates
     (excluding current portion of
     long-term debts)......................         86,884      87,296      99,387     112,292     109,065
   Equity attributable to equity
     shareholders of the Company(3)........        167,585     172,499     193,340     224,301     262,845
   Capital employed(4).....................        299,647     304,079     349,425     396,419     444,526
US GAAP
   Total non-current assets................        280,709     299,576     341,613     385,848     455,255
   Total assets............................        383,390     398,260     457,214     523,883     587,126
   Long-term debts and loans from Sinopec
     Group Company and its affiliates
     (excluding current portion of
     long-term debts)......................         86,569      85,496      94,684     101,949     100,222
   Shareholders' equity....................        153,929     162,816     188,150     222,803     262,297

                                                                 Years Ended December 31
                                               -------------------------------------------------------------
                                                   2002        2003        2004        2005        2006
                                               -------------------------------------------------------------
                                                   RMB         RMB         RMB         RMB         RMB
                                               ------------ ----------- ----------- ----------- ------------
                                                                      (in millions)
Other Financial Data(1):
IFRS
   Net cash from operating activities......         56,350      63,409      68,941      78,214      95,875
   Net cash (used in)/generated from
     financing activities..................       (16,160)    (14,328)       8,650     (4,851)       1,192
   Net cash used in investing activities...       (43,290)    (51,982)    (75,819)    (77,523)   (103,023)
   Capital expenditure
     Exploration and production............         20,228      20,628      21,234      23,095      31,734
     Refining..............................          6,698       9,791      15,319      19,100      21,969
     Marketing and distribution............          6,982       6,826      16,678      10,954      11,319
     Chemicals.............................          7,769       7,680      11,025       9,386      12,629
     Corporate and others..................            816         518       1,550       1,164       2,170
                                               ------------ ----------- ----------- ----------- ------------
     Total.................................         42,493      45,443      65,806      63,699      79,821
                                               ============ =========== =========== =========== ============

   Capital expenditure of Oil Production Plants
     Exploration and production............            120         410         642       1,612       3,362
                                               ============ =========== =========== =========== ============

   Capital expenditure of jointly controlled entities
     Exploration and production............              -       1,200       1,323         772         102
     Chemicals.............................              -       2,993       5,178       1,830         160
                                               ------------ ----------- ----------- ----------- ------------
     Total.................................              -       4,193       6,501       2,602         262
                                               ============ =========== =========== =========== ============

----------
(1) The acquisition of Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical in 2003, the acquisitions of Petrochemical and Catalyst Assets in 2004, and the acquisitions of equity interest in Sinopec Hainan and Oil Production Plants in 2006 from Sinopec Group Company are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests (as-if pooling-of-interests accounting). Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and results of operation of these acquired companies on a combined basis. The considerations for these acquisitions were treated as equity transactions.
(2) Basic earnings per share and per ADS have been computed by dividing net income attributable to equity shareholders of the Company by the weighted average number of shares in issue.
(3) Includes the effect of the revaluation of property, plant and equipment as of September 30, 1999. In addition, property, plant and equipment of Sinopec Maoming, Xi'an Petrochemical, Tahe Petrochemical, Petrochemical and Catalyst Assets and Oil Production Plants were revalued as of June 30, 2003, October 31, 2003, October 31, 2003, June 30, 2004 and June 30,
       2006, respectively, in connection with the acquisitions by Sinopec Corp.
(4) Equals the sum of short-term debts, long-term debts, loans from Sinopec Group Company and its affiliates and total equity less cash and cash equivalents.


         B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

         D.       RISK FACTORS

Risks Relating to Sinopec Corp.

         We rely heavily on outside suppliers for crude oil and other raw materials, and we may not be able to pass on all increases in our crude oil costs and may even experience disruption of our ability to obtain crude oil and other raw materials.

         We currently consume large amount of crude oil and other raw materials to manufacture our refined products and petrochemical products. In 2006, approximately 80% of the crude oil required for our refinery business was sourced from outside suppliers. In addition, our development will leave us no choice but to source an increasing amount of crude oil from outside suppliers. While we try to match price increases in products produced by us with corresponding crude oil price increases, our ability to pass on cost increases to our customers is dependent on international and domestic market conditions as well as the PRC government price control over refined petroleum products. For example, crude oil price fluctuated at a historically high level in the past three years, but we were not able to fully pass the increased material cost to our customers, in part due to the government's price control over certain refined petroleum products including gasoline, diesel and jet fuel. Crude oil price began to decline since the later part of 2006 and may fluctuate in 2007 and the years beyond. Although it was reported that new petroleum products price-setting mechanism had been formulated by the relevant government authority, we cannot predict when the revised price-setting mechanism will be fully implemented, and if implemented, to what extent the new price-setting mechanism will allow us to pass our increased crude oil costs to our refined petroleum products customers.

         Since we purchase a significant portion of our crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world, we are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would be unable to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition could be materially and adversely affected.

         Our continued business success depends in part on our ability to replace reserves and develop newly discovered reserves.

         Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves and further exploring our current reserve base. Our exploration and development activities for additional reserves expose us to inherent risks associated with drilling, including the risk that no economically productive oil or natural gas reservoirs will be encountered. Without reserve additions through further exploration and development or acquisition activities, our reserves and production will decline over time as our reserves will eventually become depleted. Exploring for, developing and acquiring reserves is highly risky and capital intensive. If these activities are unsuccessful and we do not acquire properties containing proved reserves, our total proved reserves will decline, which may materially and adversely affect our results of operations and financial condition.

         We face strong competition from domestic and foreign competitors.

         Among our competitors, some are major integrated petroleum and petrochemical companies within and outside the PRC, which have recently become more significant participants in the petroleum and petrochemical industry in China. On December 4, 2006, Ministry of Commerce of the PRC promulgated the "Administrative Rules for Crude Oil Market" and "Administrative Rules for Refined Petroleum Products Market" to open the wholesale market of crude oil and refined petroleum products to new market entrants. As a result, we expect to face more competition in both crude oil and refined petroleum products. We believe such trend will continue. Increased competition may have a material adverse effect on our financial condition and results of operations.

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

         We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provides to us a number of services, including, but not limited to, ancillary supply, engineering, maintenance, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us. In addition, Sinopec Group Company has interests in businesses which compete or are likely to compete, either directly or indirectly, with our businesses. We and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to refrain from operating businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company's operations that compete or could compete with our businesses; operate its sales enterprises and service stations in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our dominant shareholder and the interests of the Sinopec Group Company may conflict with our own interests, Sinopec Group Company or any of its members may take actions that favor its interests or other subsidiaries' interests over ours.

         In addition, while we and Sinopec Group Company have entered into agreements which generally provide that these services provided by Sinopec Group Company will be priced on terms at least as favorable to us as ordinary commercial terms, we have limited or no practical alternative source of supply for some of these services, utilities, materials and equipment at reasonable cost. Moreover, the current terms in the agreements with respect to these services, utilities, materials and equipment may be subject to change when we renew these agreements with Sinopec Group Company.

         Our financing costs are subject to change in interest rates

         Changes in interest rates have affected and will continue to affect our financing costs and, ultimately, our results of operations. The People's Bank of China (PBOC) raised the benchmark one-year lending rates from 5.31% to 5.58% in October 2004 and had further raised the benchmark one-year lending rate three times since October 2004 to 6.39%, each time by 27 basis points. The increased lending rate drives up the cost of bank borrowings. Interest expenses (excluding capitalized interest) in 2004, 2005 and 2006 were RMB 4,583 million, RMB 5,926 million and RMB 7,437 million, respectively. We cannot assure you that we will be able to obtain bank loans or renew existing credit facilities in the future on reasonable terms or at all, nor can we assure that the PBOC will not further raise the lending rates, or that our business, financial condition and results of operations will not be adversely affected as a result.

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

         Most of our revenues are attributable to sales of refined petroleum products and petrochemical products, and certain businesses and related products have historically been cyclical and sensitive to the availability and prices of feedstock and general economic conditions, such as changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices andavailability of substitute products and changes in consumer demand. With the further reduction of tariffs and other import restrictions in the PRC, many of our products have become increasingly subject to the cyclicality of global markets. While we are a company integrated with upstream, midstream and downstream operations, it can help us reduce the effects of industry cycles only to a limited extent.

         Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

         Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined and petrochemical products involve a number of operating hazards. For example, we handle many highly flammable, explosive, poisonous and harmful materials and operate many facilities under high pressure and high temperatures. As with many other companies in the world which conduct similar businesses, we have experienced accidents that have caused property damages and personal injuries and we cannot assure you that these industry-related accidents will not occur in the future. In addition, significant operating hazards and natural disasters may cause interruption to our operations as well as property or environmental damages, and each of these incidents could have a material adverse effect on our financial condition and results of operations.

         Our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. We maintain insurance coverage with Sinopec Group Company on our property, plant, equipment and inventory. The amount of coverage is determined on the basis of the historical value of the covered fixed assets and, with respect to inventory, twice each year on the basis of the average month-end inventory value of the most recent six months. The amount of our insurance coverage may be less than the replacement cost of the covered properties and may not be sufficient to cover all our financial losses. Furthermore, we do not carry any business interruption insurance or third party liability insurance to cover claims in respect of personal injuries, property or environmental damages arising from accidents on our properties or relating to our operations other than third party liability insurance with respect to certain transportation vehicles. Losses incurred or payments required to be made by us, which are not fully insured, may have a material adverse effect on our financial condition and results of operations.

Risks Relating to the PRC

         Government regulations may limit our activities and affect our business operations.

         The PRC government, though gradually liberalizing its regulation of petroleum and petrochemical industry, continues to exercise a certain degree of control over the petroleum and petrochemical industry in China by, among other measures:

         o licensing the right to explore and produce crude oil and natural gas;

         o publishing from time to time guidance prices for natural gas and refined petroleum products such as gasoline, diesel and jet fuel;

         o assessing taxes and fees payable, such as the recently imposed special levy on revenues generated from sales of domestically produced crude oil when the realized price exceeds US$40 per barrel as well as the expansion of the scope of consumption tax for petroleum products;

         o setting import and export quotas and procedures for crude oil and refined petroleum products; and

         o   setting safety, environmental and quality standards.

         As a result, we may face constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

         Some of our development plans require compliance with state policies and regulatory confirmation and registration.

         We are currently engaged in a number of construction, renovation and expansion projects. Some of our large construction, renovation and expansion projects are subject to governmental confirmation and registration. The timing and cost of completion of these projects will depend on numerous factors, including when we received the required confirmation and registration from relevant PRC government authorities and the general economic conditions in China. If any of our important projects required for our future growth are not confirmed or registered, or not confirmed or registered in a timely manner, our results of operations and financial condition could be adversely impacted.

         Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.

         We receive substantially all of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency needs, which include, among other things:

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

         The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has historically been set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the US dollar. Since the adoption of this new policy, the value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the US dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar. As we outsource a significant portion of our crude oil requirement which are benchmarked to US dollar-denominated international prices, fluctuations in the value of the Renminbi against the US dollars and certain other foreign currencies may affect our crude oil costs.

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


ITEM 4.      INFORMATION ON THE COMPANY

             A.   HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at A6, Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China, our telephone number is (8610) 6499-0060, and our fax number is (8610) 6499-0022. We have appointed SINOPEC USA Inc., 150 E. 52nd St., 28th Fl., New York, NY 10022, USA (telephone number: (212) 759-5085; fax number: (212) 759-6882) as our agent for service of processes for actions brought under the U.S. securities laws.

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

         Sinopec Group Company transferred the businesses to us either by transferring its equity holdings in subsidiaries or by transferring their assets and liabilities. Sinopec Group Company also transferred to us its shareholdings in 13 then listed companies. Sinopec Group Company also agreed in the reorganization agreement to transfer to us its exploration and production licenses and all rights and obligations under the agreements in connection with its core businesses transferred to us. The employees relating to these assets were also transferred to us.

         In order to expand our core businesses, prevent competition among members of the same group and reduce related party transactions, between 2001 and 2004 we have acquired from Sinopec Group Company Sinopec National Star, Sinopec Maoming, Tahe Petrochemical and Xi'an Petrochemical, Petrochemical and Catalyst Assets, certain refining facilities and service stations. We have also sold and disposed of certain auxiliary assets to third parties.

         On January 1, 2006, we reorganized Sinopec Shengli Oil Field Co., Ltd., one of our wholly-owned subsidiaries into Sinopec Shengli Branch Company, a branch company of Sinopec Corp.

         We privatized Sinopec Zhenhai Refinery and Chemicals Co., Ltd., or ZRCC, by way of merger by absorption and purchased the publicly held H shares of ZRCC from its shareholders at HK$ 10.60 per share in cash, the total consideration being HK$ 7.672 billion. ZRCC was delisted from the Hong Kong Stock Exchange on March 24, 2006.

         On February 25, 2006, we announced voluntary all-cash tender offers to acquire all the publicly-held shares of Sinopec Qilu Petrochemical Co., Ltd. at a price of RMB 10.18 per share, all the publicly-held shares of Sinopec Yangzi Petrochemical Co., at a price of RMB 13.95 per share, all the publicly-held shares of Sinopec Zhongyuan Petroleum Co., Ltd. at a price of RMB 12.12 per share, all the publicly-held shares of Shengli Oil Field Dynamic Co., Ltd. at a price of RMB 10.30 per share and all the non-tradable shares of Shengli Oil Field Dynamic Co., Ltd. held by other investors at a price of RMB 5.60 per share. Our tender offers became effective on April 6, 2006. Consequently, Sinopec Yangzi Petrochemical Co., Sinopec Zhongyuan Petroleum Co., Ltd. and Shengli Oil Field Dynamic Co., Ltd. have been delisted from Shenzhen stock exchange as of April 21, 2006, and Sinopec Qilu Petrochemical Co., Ltd. has been delisted from Shanghai Stock Exchange as of April 24, 2006. We paid an aggregate amount of approximately RMB 14.3 billion to the holders of the above shares.

         On September 25, 2006, our reform plan to convert all non-tradable domestic shares into tradable domestic shares was approved by our shareholder's meeting. According to the plan, our shareholders of tradable A-shares shall receive 2.8 shares of us at no additional cost from our shareholders of non-tradable shares for every 10 tradable A-shares held by them; and all of our shareholders of the non-tradable shares shall have the rights to list their shares for trading on Shanghai Stock Exchange with certain selling restriction. On October 10, 2006, our shareholders of non-tradable shares transferred a total of 784 million consideration shares to our shareholders of tradable A-shares.

         On October 11, 2006, Shengjun International Investment Co., Ltd. (Shengjun International), an overseas wholly-owned subsidiary of Sinopec Group Company, and us signed a joint venture contract. Shengjun International and us agreed to increase the registered capital of Sinopec Hainan by way of capital injection, of which, Sinopec Corp. shall inject RMB 2,989.5 million and Shengjun International shall inject RMB 996.5 million of foreign currency equivalents. After completion of the capital injection, Sinopec Corp. and Shengjun International held 75% and 25% of equity interest in Sinopec Hainan, respectively. Sinopec Hainan was put into commercial operation at the end of 2006 with an installed refining capacity of 8 million tonnes of crude oil per annum.

         On December 6, 2006, our board of directors approved our plan to acquire the oil production assets of Shengli Petroleum Administration Bureau from Sinopec Group Company. In accordance with the acquisition plan, we acquired from Sinopec Group Company 64.73% equity interest in Shengli Oil Field Dongsheng Jinggong Petroleum Development Co., Ltd., 100% equity interest in Petroleum Development Center of Shengli Petroleum Administration Bureau, 52% equity interest in Shengli Oil Field Zhongsheng Petroleum Development Co., Ltd, and oil wells and relevant oil production assets of the former Shengda Group Oil & Gas Company in Shengli Oil Field for an aggregate consideration of RMB 3.5 billion.

             B.   BUSINESS OVERVIEW

Exploration and Production

         Overview

         We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2006, we held 207 production licenses with terms ranging from 7 to 55 years. Our production licenses are renewable upon our application 30 days prior to expiration. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometer. Shengli oilfield is the second largest oilfield in China and accounted for more than 68.2% of our total crude oil production in 2006.

          As of December 31, 2006, we held 357 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is 7 years. Our exploration licenses may be renewed upon our application 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make an annual minimum exploration investment relating to the exploration blocks in respect of which the exploration licenses are issued. In addition, we are also obligated to pay an annual exploration license fee starting from RMB 100 per square kilometer up to RMB 500 per square kilometer. We are entitled under state laws and regulations to apply for reduction and exemption of exploration license fee for exploration in the western region, ocean and northeast region of the PRC.

         Properties

         We currently operate 16 oil and gas producing fields, each of which consists of many oil and gas producing blocks and all of which are located in China.

         Shengli oilfield is our most important producing oil field and the second largest producing oil field in China. It consists of 69 producing blocks of various sizes extending over an area of 61,000 square kilometers in northern Shandong province. Most of the blocks are located in the Jiyang trough with various oil producing levels. In 2006, Shengli field produced 195 million barrels of crude oil and 28.28 billion cubic feet of natural gas, with an average daily production of 546 thousand barrels-of-oil equivalent, accounting for approximately 60.8% of our total crude oil and natural gas production for the year.

         Oil and Natural Gas Reserves

         Our estimated proved reserves of crude oil and natural gas as of December 31, 2006 were 3,771 million barrels-of-oil equivalent (including 3,293 million barrels of crude oil and 2,856 billion cubic feet of natural gas), representing a slight decrease of 0.4% from December 31, 2005. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

         The following tables set forth our proved oil and gas reserves and related data as of and for the years ended December 31, 2004, 2005 and 2006.

                                                                  As of and for the Years Ended December 31,
                                                               --------------------------------------------------
                                                                    2004               2005             2006
                                                               ----------------  -----------------  -------------
Proved developed and undeveloped reserves (crude oil)                        (in million barrels)
Beginning of year...........................................              3,257              3,267         3,294
Revisions of previous estimates.............................                 23                 26          (10)
Improved recovery...........................................                127                142           146
Extensions and discoveries..................................                134                138           148
Production..................................................              (274)              (279)         (285)
                                                               ----------------  -----------------  -------------
End of year.................................................              3,267              3,294         3,293
                                                               ================  =================  =============
Proved developed reserves (crude oil)                                        (in million barrels)
Beginning of year...........................................              2,786              2,808         2,870
                                                               ================  =================  =============
End of year.................................................              2,808              2,870         2,903
                                                               ================  =================  =============
Proved developed and undeveloped reserves
     (natural gas)
                                                                           (in billion cubic feet)
Beginning of year...........................................              2,888              3,033         2,952
Revisions of previous estimates.............................               (95)               (42)           (9)
Extensions and discoveries..................................                447                183           170
Production..................................................              (207)              (222)         (257)
                                                               ----------------  -----------------  -------------
End of year.................................................              3,033              2,952         2,856
                                                               ================  =================  =============
Proved developed reserves (natural gas)                                    (in billion cubic feet)
Beginning of year...........................................              1,249              1,398         1,557
                                                               ================  =================  =============
End of year.................................................              1,398              1,557         1,472
                                                               ================  =================  =============

         The following tables set forth proved developed and undeveloped crude oil and natural gas reserves of our major oil and gas producing fields as of December 31, 2004, 2005 and 2006.

                                                                                  As of December 31,
                                                                      -------------------------------------------
                                                                          2004           2005          2006
                                                                      ------------- ------------- ---------------
                                                                                 (in million barrels)
Proved developed and undeveloped crude oil reserves
Shengli...........................................................            2,307         2,362          2,352
Zhongyuan.........................................................              346           314            302
Xibei.............................................................              218           238            288
Henan.............................................................              173           154            136
Jiangsu...........................................................              112           112             91
Others............................................................              111           114            124
                                                                      ------------- ------------- ---------------
Total.............................................................            3,267         3,294          3,293
                                                                      ============= ============= ===============

                                                                                  As of December 31,
                                                                      -------------------------------------------
                                                                          2004           2005          2006
                                                                      ------------- ------------- ---------------
                                                                               (in billion cubic feet)
Proved developed and undeveloped natural gas reserves
Shengli...........................................................              357           322            313
Zhongyuan.........................................................              512           383            355
Xibei.............................................................               67            95            147
Jiangsu...........................................................                9             9             12
Xinan.............................................................              801           781            807
Huabei............................................................              862           908            792
Others............................................................              425           454            430
                                                                      ------------- ------------- ---------------
Total.............................................................            3,033         2,952          2,856
                                                                      ============= ============= ===============

         Oil and Natural Gas Production

         In 2006, we produced an average of 898 thousand barrels-of-oil equivalent per day, of which approximately 87.0% was crude oil and 13.0% was natural gas.

         The following tables set forth the average daily production of crude oil and natural gas for the years ended December 31, 2004, 2005 and 2006. The production of crude oil includes condensed oil.

                                                                           For the Years Ended December 31,
                                                                     --------------------------------------------
                                                                          2004          2005           2006
                                                                     ------------- -------------- ---------------
                                                                                (in thousand barrels)
Average daily crude oil production
Shengli..........................................................              519            524            533
Zhongyuan........................................................               65             62             60
Xibei............................................................               69             82             92
Henan............................................................               37             36             35
Jiangsu..........................................................               31             32             33
Others...........................................................               28             28             28
                                                                     ------------- -------------- ---------------
Total Production.................................................              749            764            781
                                                                     ============= ============== ===============

                                                                           For the Years Ended December 31,
                                                                     --------------------------------------------
                                                                          2004          2005           2006
                                                                     ------------- -------------- ---------------
                                                                               (in million cubic feet)
Average daily natural gas production
Shengli..........................................................               87             85             78
Zhongyuan........................................................              169            161            159
Xibei............................................................               47             50             84
Henan............................................................               11             10              8
Jiangsu..........................................................                5              6              6
Xinan............................................................              185            203            213
Huabei...........................................................                9             39            101
Others...........................................................               54             54             54
                                                                     ------------- -------------- ---------------
Total Production.................................................              567            608            703
                                                                     ============= ============== ===============

         Lifting Cost & Realized Prices

         The following table sets forth our average lifting costs per barrel-of-oil equivalent of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2004, 2005 and 2006.

                                                                         Total         Shengli        Others
                                                                      -------------  -------------  -------------
                                                                          (RMB)         (RMB)          (RMB)
For the year ended December 31, 2006
Average petroleum lifting cost per BOE..........................             73.31          77.16          67.34
Average realized sales price....................................
   Per barrel of crude oil......................................            449.93         443.66         463.70
   Per thousand cubic meters of natural gas.....................            794.28         899.76         788.02
For the year ended December 31, 2005
Average petroleum lifting cost per BOE...........................            68.78          70.11          66.58
Average realized sales price.....................................
   Per barrel of crude oil.......................................           375.30         379.01         366.98
   Per thousand cubic meters of natural gas......................           673.01         880.91         656.56
For the year ended December 31, 2004
Average petroleum lifting cost per BOE...........................            57.05          57.35          56.55
Average realized sales price.....................................
   Per barrel of crude oil.......................................           275.56         279.37         266.78
   Per thousand cubic meters of natural gas......................           615.53         718.21         606.01

         Exploration and Development Activities

         The following table sets forth the numbers of our exploration and development wells, including a breakdown of successful or productive wells and dry holes we drilled during the years ended December 31, 2004, 2005 and 2006.

                                                             Total         Shengli        Xibei         Others
                                                          ------------- -------------- ------------- --------------
For the year ended December 31, 2006
Exploration
     -- Successful....................................              226            118            20             88
     -- Dry holes.....................................              269             57            19            193
Development
     -- Productive....................................            2,620          1,125            94          1,401
     -- Dry holes.....................................               29              4            10             15
For the year ended December 31, 2005
Exploration
     -- Successful....................................              256            109            14            133
     -- Dry holes.....................................              289             91            16            182
Development
     -- Productive....................................            2,327            970            82          1,275
     -- Dry holes.....................................               21              1            12              8
For the year ended December 31, 2004
Exploration
     -- Successful....................................              300            149            10            141
     -- Dry holes.....................................              290             51            15            224
Development
     -- Productive....................................            2,365            999            56          1,310
     -- Dry holes.....................................               17              -            17              -

         The following table sets forth the numbers of our development crude oil and natural gas wells as of December 31, 2006.

                                                                   As of December 31, 2006
                                                          ---------------------------------------
                                                             Total        Shengli        Others
                                                          ---------- -------------- -------------
Crude oil development wells
     -- Total.........................................        32,238        21,741         10,497
     -- Productive....................................        25,925        16,921         9,004
Natural gas development wells
     -- Total.........................................        2,362           350          2,012
     -- Productive....................................        1,851           88           1,763

Refining

         Overview

         We processed approximately 146.3 million tonnes of crude oil in 2006, representing approximately 50.7% of China's total crude oil throughput. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2004, 2005 and 2006.

                                                                For the Years Ended December 31,
                                                     ----------------------------------------------------
                                                           2004                2005               2006
                                                     --------------- ---------------------- -------------
                                                                       (in million tonnes)
Gasoline.......................................           23.6                23.0                23.0
Diesel.........................................           50.9                54.9                57.9
Kerosene including jet fuel....................            6.4                 6.6                 6.4
Light chemical feedstock.......................           17.7                21.1                22.7
Lubricant......................................            1.3                 1.3                 1.1
Liquefied petroleum gas........................            7.1                 7.4                 6.9
Fuel oil.......................................            7.8                 6.9                 6.0


         Gasoline and diesel are our largest revenue producing products, and are sold mostly through our marketing and distribution segment through both retail and wholesale channels. We use most of our production of chemical feedstock as feedstock for our own chemical operations. Most of our other refined petroleum products are sold domestically to a wide variety of industrial and agricultural customers, and a small amount are exported.

         Refining Facilities

         We operate 27 refineries in China. As of December 31, 2006, our consolidated primary distillation capacity was 176.1 million tonnes per annum.

         The following table sets forth our total primary distillation capacity per annum and refinery throughputs as of and for the years ended December 31, 2004, 2005 and 2006.

                                                                    As of and for the Years Ended December 31,
                                                                 -----------------------------------------------
                                                                        2004             2005            2006
                                                                 --------------- ------------------ ------------
Primary distillation capacity (million tonnes per annum).......       155.2               160.1          176.1
Refinery throughputs (million tonnes)..........................       132.9               139.9          146.3


         In 2006, measured by the total output from our refineries, our overall gasoline yield was 15.7%, overall diesel yield was 39.5%, overall kerosene yield was 4.3% and overall light chemical feedstock yield was 15.6%. Our products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2004, 2005 and 2006, our overall yield for all refined petroleum products at our refineries was 93.1%, 93.2% and 93.5%, respectively.

         The following table sets forth the primary distillation capacity per annum as of and refinery throughput for the years ended, December 31, 2004, 2005 and 2006 of each of our refineries with the primary distillation capacity of 8 million or more per annum throughout 2006.

                                           As of and for the Years Ended December 31,
                  ------------------------------------------------------------------------------------------
                                2004                           2005                          2006
                  ------------------------------ ------------------------------ ----------------------------
                      Primary                         Primary                        Primary
                    Distillation     Refinery      Distillation      Refinery     Distillation    Refinery
Refinery             Capacity       Throughput       Capacity       Throughput      Capacity     Throughput
                  -------------- --------------- ---------------- ------------- --------------- ------------
                                                      (in million tonnes)

Zhenhai.......          20.0         16.0              20.0           17.1            20.0          17.7
Shanghai......           8.8          9.1              14.0            9.5            14.0           9.1
Maoming.......          13.5         13.2              13.5           12.7            13.5          14.0
Guangzhou.....           7.7          7.4               7.7            6.7            13.2           7.4
Jinling.......          13.0          8.2              13.0           10.7            13.0          10.8
Gaoqiao.......          11.0          9.1              11.0           10.1            11.0           9.3
Qilu..........          10.5          8.8              10.5           10.0            10.5          10.5
Yanshan.......           8.0          7.8               8.0            8.0             8.0           8.0
Yangzi........           8.0          6.4               8.0            7.8             8.0           7.9


         In 2006, we newly added 18.5 million tonnes per annum in our primary distillation capacity in 2006, representing a net increase of 16 million tonnes per annum compared with December 31, 2005, of which the newly added distillation capacity of sour crude oil was 11.2 million tonnes per annum. Our hydro-refining capacity and coking capacity increased by 16.5 million tonnes per annum and 2.6 million tonnes per annum, respectively. The revamping projects for a number of refining facilities aimed to improve capacities for refined petroleum product quality have progressed smoothly.

         Sources of Crude Oil

         Our most important raw material is crude oil. The following table sets forth the sources of our crude oil supply for the years ended December 31, 2004, 2005 and 2006.

                                               For the Yeas ended December 31,
                                      --------------------------------------------------
                                           2004              2005              2006
                                      ---------------- ----------------- ---------------
Source of Supply                                     (in million tonnes)
Self-supply.....................          28.1                28.6                29.6
PetroChina Company Ltd..........          10.3                 8.8                 8.8
CNOOC Ltd.......................           6.7                 5.1                 4.9
Import..........................          89.0                99.1               101.5
                                      ---------------- ----------------- ---------------
   Total........................         134.1               141.6               144.8
                                      ================ ================= ===============

Marketing and Sales of Refined Petroleum Products

         Overview

         We operate the largest sales and distribution network for refined petroleum products in China. In 2006, we distributed and sold in China approximately 111.7 million tonnes of gasoline, diesel and kerosene including jet fuel, representing a market share of approximately 64.0% in China.

         Most of the refined petroleum products sold by us are produced internally. In 2006, approximately 72.5% of our gasoline sales volume and approximately 82.8% of our diesel sales volumes were produced internally.

         The table below sets forth a summary of key data in the marketing and sales of refined petroleum products for the year ended December 31, 2004, 2005 and 2006.

                                                                For the Years Ended December 31,
                                                      ---------------------------------------------------------
                                                           2004                2005               2006
                                                      ---------------- ------------------- --------------------
Sales volume of refined petroleum products                        94.6               104.6              111.7
(in million tonnes) ...........................
Of which: Retail...............................                   53.3                63.5               72.2
                 Direct Sales..................                   19.7                20.4               19.0
                 Wholesale ....................                   21.7                20.7               20.6
Average annual throughput of service stations
(tonnes per station)...........................                  2,003               2,321              2,577
Total number of service stations under Sinopec
brand...........................                                30,063              29,647             28,801
Of which: Self-operated service stations.......                 26,581              27,367             28,001
                  Franchised service stations..                  3,482               2,280                800
Percentage of retail volume in total sales
(%)............................................                   56.3                60.7               64.6


         Retail

         All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

         In 2006, we sold approximately 72.2 million tonnes of refined petroleum products through our retail network, representing approximately 64.6% of our total refined petroleum products sales volume. Our retail market share in 2006 was approximately 79.3% in our principal market. As of December 31, 2006, our retail network mainly consists of 28,001 service stations that are wholly-owned and operated by us or jointly-owned and operated or leased by us and 800 franchised service stations that are owned and operated by third parties.

         Direct Sales

         In 2006, we sold approximately 19.0 million tonnes of refined petroleum products, including 2.9 million tonnes of gasoline, 15.9 million tonnes of diesel and 0.2 million tonnes of kerosene, through direct sales to those commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers, representing approximately 17.0% of our total sales volume of refined petroleum products.

         Wholesale

         In 2006, we sold approximately 20.6 million tonnes of refined petroleum products through wholesale channels, representing approximately 18.4% of our total sales volume of refined petroleum products. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

         Through our wholesale centers, we operate 454 storage facilities with a total capacity of approximately 12.6 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs, oil barges, rail tankers and oil trucks.

         In 2006, we further improved our refined petroleum products retail networks through acquisition, construction and renovation of service stations, and added a net of 634 self-operated service stations. We believe we have further strengthened our leading position in principal market, and further improved our brand awareness and customer loyalty.

Chemicals

         Overview

         We are the largest petrochemical producer in China. We produce a full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber, chemical fertilizers and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated with our refining businesses, which supply a significant portion of our chemical feedstock such as naphtha. Because of strong domestic demand, most of our petrochemical products are sold in China's domestic market.

         The following table sets forth our production of major chemical products for the years ended December 31, 2004, 2005 and 2006.

                                                                          For the Years Ended December 31,
                                                                     ------------------------------------------
                                                                           2004         2005         2006
                                                                     ------------- -------------- -------------
                                                                                (in thousand tonnes)
Ethylene.......................................................           4,074         5,319        6,163
Synthetic resins...............................................           6,221         7,605        8,619
Synthetic rubbers..............................................             561           626          668
Monomers and polymers for synthetic fibers.....................           6,021         6,725        7,242
Synthetic fibers...............................................           1,654         1,570        1,502
Urea...........................................................           2,630         1,780        1,609


Note: The operational data for 2005 and 2006 include 100% production of the two joint venture ethylene facilities that we have joint control of 50% each, Shanghai SECCO and BASF-YPC.

         Products

         Intermediate Petrochemicals

         We are the largest ethylene producer in China. Our rated ethylene capacity was 6.15 million tonnes per annum, which represented 62% of China's total domestic ethylene capacity, as of December 31, 2006. In 2006, we produced
6.16 million tonnes of ethylene, representing approximately 67.0 % of the total domestic output. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

         We produce aromatics mainly in the forms of benzene and para-xylene, which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester. We are the largest aromatics producer in China.

         Organic chemicals extracted mainly from olefins and aromatics are also intermediate petrochemicals and are essential raw materials for synthetic resins, synthetic rubber and synthetic fibers. We are the largest producer of butanol, styrene, paraxylene, vinyl acetate, phenol and acetone in China.

         The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2006 for our principal intermediate petrochemical products.

                                      Our Rated            Our
                                       Capacity         Production    Major Plants of Production
                                  -----------------    ------------   --------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Ethylene.....................           6,145            6,163        Yanshan, Shanghai, Yangzi, Qilu,
                                                                      Maoming, Guangzhou, Tianjin,
                                                                      Zhongyuan, SECCO and BASF-YPC

Propylene....................           4,884            4,903        Yanshan, Shanghai, Yangzi, Qilu,
                                                                      Maoming, Guangzhou, Tianjin,
                                                                      Zhongyuan, SECCO, BASF-YPC,
                                                                      Gaoqiao, Anqing, Jinan, Jingmen
                                                                      and Wuhan


Benzene......................           2,298            2,226        Yanshan, Shanghai, Yangzi, Qilu,
                                                                      Guangzhou, Zhenhai, Tianjin,
                                                                      Luoyang, SECCO and BASF-YPC

Styrene......................             964              972        Yanshan, Qilu, Guangzhou,
                                                                      Maoming and SECCO

Para-xylene..................           2,168            2,239        Shanghai, Yangzi, Qilu, Tianjin
                                                                      and Luoyang

Phenol.......................             350              390        Yanshan and Gaoqiao


Note: The operational data include 100% production of the two joint ventures that we have joint control of 50% each, SECCO and BASF-YPC.

         Synthetic Resins

         We are the largest producer of polyethylene, polypropylene and polystyrene in China.

         The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2006.

                                      Our Rated            Our
                                       Capacity         Production    Major Plants of Production
                                  -----------------    ------------   --------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Polyethylene.....................        4,073            4,090       Yanshan, Shanghai, Yangzi, Qilu,
                                                                        Maoming, Guangzhou, Tianjin,
                                                                        Zhongyuan, SECCO and BASF-YPC
Polypropylene....................        3,455            3,449       Yanshan, Shanghai, Yangzi, Qilu,
                                                                       Guangzhou, Miaoming, Tianjin,
                                                                           Zhongyuan, SECCO, Wuhan
                                                                        Fenghuang, Jingmen and Fujian
Polyvinyl chloride...............         600              575                      Qilu
Polystyrene......................         516              357             Yanshan, Qilu, Maoming,
                                                                             Guangzhou and SECCO

         Synthetic Fiber Monomers and Polymers

         Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2006 production, we are the largest producer of purified teraphthalic acid, ethylene glycol, caprolactam and polyester in China. Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

         The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2006 for each type of our principal synthetic fiber monomers and polymers.

                                      Our Rated            Our
                                       Capacity         Production    Major Plants of Production
                                  -----------------    ------------   --------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Purified teraphthalic acid.......        3,034             2,838         Shanghai, Yangzi, Yizheng,
                                                                            Tianjin and Luoyang
Ethylene glycol..................        1,033              935          Yanshan, Shanghai, Yangzi,
                                                                       Tianjin, Maoming and BASF-YPC
Acrylonitrile....................         510               425        Shanghai, Anqing, Qilu, SECCO
Caprolactam......................         140               180           Shijiazhuang and Baling

Polyester .....................          2,766             2,664      Shanghai, Yizheng, Tianjing and
                                                                                  Luoyang

         Synthetic Fibers

         We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

         The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of and for the year ended December 31, 2006.

                                      Our Rated            Our
                                       Capacity         Production    Major Plants of Production
                                  -----------------    ------------   --------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Polyester fiber................          1,416             1,128       Yizheng, Shanghai, Tianjin and
                                                                                   Luoyang
Acrylic fiber..................           315               369           Shanghai, Anqing and Qilu


         Synthetic Rubbers

         Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2006 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

         The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2006 for each of our principal synthetic rubbers.

                                      Our Rated            Our
                                       Capacity         Production    Major Plants of Production
                                  -----------------    ------------   --------------------------------
                                   (thousand tonnes     (thousand
                                      per annum)         tonnes)
Cis-polybutadiene rubber.........         252               295       Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber.........         295               174       Yanshan, Qilu, Maoming and Gaoqiao
Styrene-butadiene-styrene                 100               160              Yanshan and Maoming
thermoplastic elastomers ........
Isobulylene isoprene rubber......          30               40                     Yanshan


         Chemical Fertilizers

         We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

         The following table sets forth our rated capacity per annum, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2006.


                 Our Rated           Our
                  Capacity        Production   Major Plants of Production
             -----------------   ------------  --------------------------------
              (thousand tonnes    (thousand
                 per annum)        tonnes)

Ammonia....         2,135             957          Zhenhai, Jinling, Anqing,
                                                Jiujiang, Qilu, Hubei and Baling
Urea.......         3,610            1,609         Zhenhai, Jinling, Anqing,
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

         Our principal sales and distribution channels consist of direct sales to end-users, most of which are large and medium size manufacturing enterprises, and sales to distributors in our national sales network. In 2006, we sold approximately 64% of our petrochemical products directly to end-users and 36% to our distributors.

         We also provided after-sale services to our customers, including technical support. We continuously enhance technical content and added value of our products to meet the needs of market.

Competition

         Exploration and Production

         Because our production of crude oil can only meet approximately 20% of our crude oil requirements, we generally do not compete for crude oil customers. However, we compete with other market participants for the acquisition of desirable crude oil and natural gas prospects.

         Refining and Marketing of Refined Petroleum Products

         Market participants compete primarily on the basis of quality of products and service, efficiency of operations including proximity to customers, awareness of brand name and price. While we constantly face competition from other market participants, we believe that we have a competitive advantage in our principal market over our competitors in most of these aspects.

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

Patents and Trademarks

         In 2006, we were granted 703 patents in China and overseas. As of December 31, 2006, we owned a total of 3,285 patents in China. We may also use certain patents of Sinopec Group Company under royalty-free licenses. These patents expire from time to time and cover many products, processes and product uses. We also have royalty-free licenses from Sinopec Group Company to use certain Sinopec Group Company's trademarks and brands, including the "Sinopec" brand, for our products and services. Our trademark licenses from Sinopec Group Company are for a term of ten years commencing on February 25, 2000, and the licenses are renewable at our option.

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

         o Publishing guidance prices for certain refined petroleum products, including gasoline, diesel and jet fuel;

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

         All companies approved by the State Council to engage in oil and gas exploration and production activities may apply for exploration and production licenses for onshore and off-shore oil and natural gas resources without geographical restrictions. We have exploration and production licenses for the exploration and production of both onshore and offshore crude oil and natural gas resources in China.

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

         Since December 2005, the NDRC simplified the ex-factory price-setting mechanism by dividing gas prices into two tiers and publishing a median guidance ex-factory price for each tier. Producers may negotiate with their customers to set the price within +/-10% of the guidance price. In addition, the NDRC would adjust the guidance price once per year by up to 8% annually to reflect the price trends of crude oil and other alternative energies.

         Natural gas producers also submit to the NDRC for examination and approval any proposed transportation fee for the natural gas transported by pipelines based on the capital investment made in the pipeline, the depreciation period for the pipeline and the ability of end users to pay.

         Regulation of Refining and Marketing of Refined Petroleum Products

         Volume and Price Controls on Gasoline, Diesel and Jet Fuel

         The PRC government continues to exercise control over gasoline, diesel and jet fuel prices.

         Beginning on October 17, 2001, the NDRC has started determining the retail guidance prices of gasoline, diesel and jet fuel based on the FOB prices on the Singapore, Rotterdam and New York markets. Within the limit of the total adjustable amount, the NDRC may adjust these prices according to the market conditions in China. The government has started to implement the policies to adjust the prices of refined petroleum products since March 2003, and imposed certain controls over the range and frequency of such adjustment. In 2006, it was reported the new refined petroleum products price-setting mechanism had been formulated by the relevant government authority. However, the revised price-setting mechanism has not been fully implemented.

         We are permitted to set our own retail prices within +/-8% of the published guidance prices. There are no government restrictions on how we set prices for sales among our segments and subsidiaries.

         Regulation of Crude Oil and Refined Petroleum Products Market

         On December 4, 2006, Ministry of Commerce of the PRC promulgated the "Administrative Rules for Crude Oil Market" and "Administrative Rules for Refined Petroleum Products Market" to open the wholesale market of crude oil and refined petroleum products to new market entrants, respectively. We will face more competition in both crude oil and refined petroleum products markets. Such increased competition may have a material adverse effect on our financial conditions and results of operations.

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

         On March 26, 2006, the PRC government imposed a special oil income levy on revenues generated from the sale of domestically produced crude oil when its realized price exceeds US$ 40 per barrel. The special oil income levy has five levels and is calculated and charged according to the progressive ad valorem rates on the excess amounts. The levy is calculated on a monthly basis and collected on a quarterly basis. The applicable rate of the levy is determined based on the weighted average crude oil sale price of the exploration and production company of a particular month.

         In 2006, the PRC government adjusted the scope of taxable items of oil consumption tax, and started to impose consumption tax on naphtha, solvent oil, lubricant, jet fuel and fuel oil.

         On March 16, 2007, the PRC government enacted the new Corporate Income Tax Law of the PRC (the "New Corporate Income Tax Law"), which will take effect on January 1, 2008. According to the New Corporate Income Tax Law, the corporate income tax rate for entities other than certain qualified non-resident enterprises, high-tech enterprises and small-scale enterprises, as defined in the New Corporate Income Tax Law, will be 25%. In addition, enterprises that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified tax rate of 25% from January 1, 2008. Therefore, we, except for our high-tech enterprises and certain of our entities currently taxed at preferential rates, will be subject to the unified tax rate of 25% starting from January 1, 2008.

         The table below sets forth the various taxes, fees and royalties generally payable by us or by such companies in China.


Tax Item                       Tax Base                    Tax Rate
--------                       --------                    --------

Corporate income tax           Taxable income              33%; 25% starting from January 1, 2008

Value-added tax                Revenue                     13% for liquefied petroleum gas, natural gas, and low
                                                           density polyethylene for production of agricultural film
                                                           and fertilizers and 17% for other items. We generally
                                                           charge value-added tax to our customers at the time of
                                                           settlement on top of the selling prices of our products
                                                           on behalf of the taxation authority. We may directly
                                                           claim refund from the value-added tax collected from our
                                                           customers of any value-added tax that we paid for (i)
                                                           purchasing materials consumed during the production
                                                           process; (ii) charges paid for drilling and other
                                                           engineering services; and (iii) labor consumed during
                                                           the production process.


                               Sales volume                5% for the Sino-foreign oil and gas exploration and
                                                           development cooperative projects. However, input
                                                           value-added tax cannot be deducted.

Business tax                   Revenue from pipeline       3%.
                               transportation services

Consumption tax                Aggregate volume sold or    RMB 277.6 per tonne for gasoline, RMB 117.6 per tonne
                               self-consumed               for diesel, RMB 277 per tonne for naphtha, RMB
                                                           256.4 per tonne for solvent oil, RMB 225.2 per tonne for
                                                           lubricant, RMB 101.5 per tonne for fuel oil, and RMB
                                                           124.6 per tonne for jet fuel, payable by producer. The
                                                           actual applicable rates for naphtha, solvent oil,
                                                           lubricant and fuel oil is 30% of their respective tax
                                                           rates listed above, and the actual applicable rate for
                                                           kerosene including jet fuel is zero for the time being.

Import tariff                  CIF China price             5% for gasoline, 6% for diesel and 5% for jet fuel. The
                                                           actual applicable tax rate in 2007 for gasoline, diesel
                                                           and jet fuel is 2%.

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

Compensatory fee for mineral   Revenue of crude oil and    1%
resources                      natural gas

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

Special  Oil Income Levy       Any revenue derived from    Progressive rate of 20% to 40% for revenue derived from
                               sale of domestically        crude oil with  realized price in excess of US$ 40 per
                               produced crude oil when     barrel, i.e. 20% for the portion in excess of US$ 40 per
                               the realized crude oil      barrel up to US$ 45 per barrel (inclusive); 25% for the
                               price exceeds US$ 40 per    portion in excess of US$ 45 per barrel up to US$ 50 per
                               barrel.                     barrel (inclusive); 30% for the portion in excess of
                                                           US$ 50 per barrel to US$ 55 per barrel (inclusive); 35%
                                                           for the portion in excess of US$ 55 per barrel to US$ 60
                                                           per barrel (inclusive); and 40% for the portion in
                                                           excess of US$ 60 per barrel.

----------
(1) Payable only by Sino-foreign oil and gas exploration and development cooperative projects, and the project companies of those cooperative projects are not subject to any other resource taxes or fees.

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

         We paid pollutant discharge fees of approximately RMB 248 million in 2004, RMB 493 million in 2005 and RMB 1,637 million in
2006.

Insurance

         In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB
302.3 billion of coverage on our property and plants and approximately RMB 43.2 billion of coverage on our inventory. In 2006, we paid an insurance premium of approximately RMB 1.3 billion to Sinopec Group Company for such coverage. Transportation vehicles and products in transit are not covered by

Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

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

         None


ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

             A.   GENERAL

         The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the accompanying notes. Certain financial information presented in this section is derived from our audited consolidated financial statements that have been prepared in accordance with IFRS. IFRS vary in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements. Unless otherwise indicated, all financial data presented on a consolidated basis or by segment, are presented net of inter-segment transactions (i.e., inter-segment and other intercompany transactions have been eliminated).

         We acquired Sinopec National Star Petroleum Company from Sinopec Group Company in 2001, Sinopec Maoming, Xi'an Petrochemical and Tahe Petrochemical Factory from Sinopec Group Company in 2003, certain Petrochemical and Catalyst Assets from Sinopec Group Company in 2004 and Sinopec Hainan and Oil Production Plants in 2006. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are considered as "combination of entities under common control" which are accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these acquired companies on a combined basis.

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

         Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense and impairment expense, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties' capitalized costs are amortized based on the units of oil or gas produced. Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense. Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired. There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2004, 2005 and 2006.

         Impairment for long-lived assets

         If circumstances indicate that the net book value of a long-lived asset, including oil and gas properties, may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of reserve quantities, sales volume, selling price and amount of operating costs.

         Impairment losses recognized for each of the three years ended December 31, 2004, 2005 and 2006 in our statement of income and equity are summarized as follows:

                                                                                   Years ended December 31,
                                                                            -------------------------------------
                                                                                2004        2005        2006
                                                                            ----------- ------------ ------------
                                                                               RMB         RMB          RMB
    Impairment losses on long-lived assets recognized in statement of                     (in millions)
    income
    Exploration and production............................................         98          60          552
    Refining..............................................................         14          --           --
    Marketing and distribution............................................      1,769         366           23
    Chemicals.............................................................      2,038       1,425          250
                                                                            ----------- ------------ ------------
                                                                                3,919       1,851          825
                                                                            =========== ============ ============
    Impairment losses on revaluated long-lived assets recognized in equity attributable to equity shareholders of the Company
    Chemicals.............................................................        709          --           --
                                                                            =========== ============ ============

         Depreciation

         Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives and residual values during each of the three years ended December 31, 2004, 2005 and 2006.

         Revaluation

         As required by the relevant PRC rules and regulations, our property, plant and equipment were revalued in connection with our reorganization, and the property, plant and equipment of the companies that we acquired in 2001, 2003, 2004 and 2006 were also revalued in connection with these acquisitions. These revaluations were carried out for each asset class by independent valuers on a depreciated replacement cost basis. Subsequent to these revaluations, property, plant and equipment are carried at the revalued amount, being the fair value as at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. We revalued our property, plant and equipment based on a depreciated replacement cost basis in accordance with our IFRS accounting policies as of December 31, 2004. The results of subsequent revaluations may have an impact on our future results to the extent the fair values of our property, plant and equipment change significantly.

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

                                                                         Years ended December 31,
                                                                     ----------------------------------
                                                                       2004        2005        2006
                                                                     --------- ----------- ------------
                                                                        RMB          RMB         RMB
                                                                                  (in millions)
     At beginning of year..........................................    3,350        3,671       3,140
     Impairment losses recognized for the year.....................      935          328         438
     Written-off/reversal of impairment losses.....................     (454)        (859)       (244)
     Less:  Amount distributed to Sinopec Group Company............     (160)          --          --
                                                                     --------- ----------- ------------
     At end of year................................................    3,671        3,140       3,334
                                                                     ========= =========== ============

Recently Pronounced International Financial Reporting Standards

         Information relating to the recently pronounced IFRS is presented in
Note 36 to the consolidated financial statements.

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

             B.   CONSOLIDATED RESULTS OF OPERATIONS

         The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.

                                                                         Year Ended December 31,
                                                             ---------------------------------------------
                                                                  2004           2005            2006
                                                             ------------- --------------- ---------------
                                                                   RMB            RMB             RMB
                                                                             (in billions)
Operating revenues
   Sales of goods......................................              597.3          799.3       1,044.6
   Other operating revenues............................               22.6           24.0          26.8
     Total operating revenues..........................              619.9          823.3       1,071.4
Other income...........................................                 --            9.4           5.0
Operating expenses
     Purchased crude oil, products and
       operating supplies and expenses.................            (442.5)        (651.2)       (861.5)
     Selling, general and administrative expenses......             (33.0)         (33.9)        (37.8)
     Depreciation, depletion and amortization..........             (32.5)         (31.6)        (34.2)
     Exploration expenses, including dry holes.........              (6.4)          (6.4)         (8.0)
     Personnel expenses................................             (18.7)         (18.6)        (19.9)
     Employee reduction expenses.......................              (0.9)          (0.4)         (0.2)
     Taxes other than income tax.......................             (16.3)         (17.2)        (28.6)
     Other operating expenses, net.....................              (6.7)          (5.1)         (2.4)
                                                             ------------- --------------- ---------------
     Total operating expenses..........................            (557.0)        (764.4)       (992.6)
                                                             ------------- --------------- ---------------
Operating income.......................................               62.9           68.3          83.8
Net finance costs......................................              (4.4)          (4.6)         (6.1)
Other income and gains.................................                0.9            1.0           1.2
                                                             ------------- --------------- ---------------
Income before income tax...............................               59.4           64.7          78.9
Income tax.............................................             (18.1)         (19.9)        (23.5)
                                                             ------------- --------------- ---------------
Net income.............................................               41.3           44.8          55.4
                                                             ============= =============== ===============
Attributable to:
   Equity shareholders of the Company..................               35.3           41.5          53.9
   Minority interests..................................                6.0            3.3           1.5
                                                             ------------- --------------- ---------------
                                                                      41.3           44.8          55.4
                                                             ============= =============== ===============

         Year Ended December 31, 2006 Compared with Year Ended December 31, 2005


         In 2006, our sales of goods and other operating revenues were RMB 1,044.6 billion and RMB 26.8 billion, respectively, representing an increase of 30.7% and 11.7%, respectively, from those in the previous year. Our operating income in 2006 was RMB 83.8 billion, representing an increase of 22.8% from 2005. These results were largely attributable to the following factors: by seizing the opportunities presented by the high market prices of petroleum and chemical products and strong growth of the Chinese economy, we actively implemented our strategy on expanding resources and increased our market share on a number of products. In addition, we sought to optimize our production of refined petroleum and chemical products through improved production safety, reduced energy and utilities, consumption and cost savings. All the above factors contributed to the comparatively good operating results.

Operating Revenues

         In 2006, our sales of goods and other operating revenues were RMB 1,071.4 billion, representing an increase of 30.1% compared with 2005. Our sales of goods were RMB 1,044.6 billion, representing an increase of 30.7% compared with 2005. These results were largely attributable to our efforts in expanding resources and markets as well as further optimizing our sales and marketing structure in order to take advantage of the high prevailing market prices of crude oil, petroleum and chemical product. Our other operating revenues increased to RMB 26.8 billion in 2006, representing an increase of 11.7% compared with 2005. Other operating revenues primarily consist of revenues generated from our contractor services as well as our sale of raw and auxiliary materials and utilities such as water, electricity and gas.

         The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2005 to 2006.

                               Average External Sales      Rate of                                       Rate of
                                       Price               Change               Sales Volume              Change
                              ------------------------      from         ---------------------------       from
                                 2005         2006       2005 to 2006       2005            2006       2005 to 2006
                              ------------ ----------- ---------------   ------------ -------------- ---------------
                                 (RMB)        (RMB)          (%)                                            (%)
Crude Oil...................    2,680(1)     3,218(1)        20.1           5.29(2)        5.08(2)         (4.0)
Natural Gas.................      673(3)       789(3)        17.2           4.36(4)        5.37(4)         23.2
Gasoline ...................    4,432(1)     5,225(1)        17.9          30.19(2)       32.59(2)          7.9
Diesel .....................    3,772(1)     4,469(1)        18.5          67.25(2)       72.93(2)          8.5
Kerosene ...................    3,710(1)     4,524(1)        21.9           6.00(2)        5.43(2)         (9.6)
Selected Chemical Products:
    Basic chemical
----------------------------
       feedstock............    4,846(1)     5,762(1)        18.9           8.66(2)       10.86(2)         25.5
   Synthetic Resin .........    9,005(1)     9,921(1)        10.2           6.34(2)        7.78(2)         22.6
   Synthetic Fiber..........   11,123(1)    11,389(1)         2.4           1.59(2)        1.61(2)          1.8
   Synthetic Rubber.........   13,040(1)    13,928(1)         6.8           0.68(2)        0.80(2)         18.0

   Synthetic Fiber Monomer
     and Polymer............    8,879(1)     8,846(1)        (0.4)          2.99(2)        3.78(2)         26.1
   Chemical fertilizer          1,539(1)     1,650(1)         7.2           1.82(2)        1.65(2)         (9.4)

------------
(1) per tonne (2) million tonnes
(3) per thousand cubic meters (4) billion cubic meters

         Sales of crude oil and natural gas

         Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production. The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group and third party customers.

         In 2006, external sales revenues from crude oil and natural gas amounted to RMB 23.4 billion, or 2.2% of our sales of goods and other operating revenues, representing an increase of 16.7% from 2005. Such increase was primarily attributable to the increase in crude oil prices and our expansion of natural gas business. The average external sales price of crude oil increased to RMB 3,218 per tonne from RMB 2,680 per tonne in 2005, representing an increase of 20.1%. The effect of increased price was partially offset by the decrease in the quantity of external sales from 5.29 million tonnes in 2005 to 5.08 million tonnes in 2006, representing a decrease of 4.0%. The external sales price of natural gas rose from RMB 673 per thousand cubic meters in 2005 to RMB 789 per thousand cubic meters in 2006, representing an increase of 17.2%, and the external sales volume increased from 4.36 billion cubic meters in 2005 to 5.37 billion cubic meters in 2006, representing an increase by 23.2%.

         Sales of refined petroleum products

         Both the refining and the marketing and distribution segments make sales of refined petroleum products, which consist of gasoline, diesel, kerosene (including jet fuel) and other refined petroleum products, to third parties.

         In 2006, the external sales revenue of refined petroleum products recorded by these two segments amounted to RMB 687.5 billion, or 63.9% of our sales of goods and other operating revenues, representing an increase of 26.8% from 2005. The increase was mainly due to our proactive efforts in taking advantage of the high market prices of refined petroleum products through increasing sales volume, further optimizing sales and marketing structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 520.8 billion, comprising 75.8% of the total sales revenue of our refined petroleum products, representing an increase of 27.1% from 2005.

         The sales revenues of other refined petroleum products were RMB 166.7 billion, representing an increase of 25.9% over 2005, accounting for 24.2% of the total sales revenues of refined petroleum products.

         Sales of chemical products

         Our external sales revenues of chemical products were RMB 209.1 billion, representing an increase of 30.1% over 2005, accounting for 19.4% of our sales of goods and other operating revenues. The increase was mainly due to our efforts to capture the opportunity presented by the high market prices of chemical products by increasing our sales volume.

Other income

         In 2006, we received a cash grant of RMB 5.0 billion, representing a decrease of 46.9% compared with 2005, from the central government as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum products prices and the crude oil prices. There are no unfilled conditions and other contingencies attached to the receipt of this government grant. There is no assurance that we will continue to receive such grant in the future.

Operating expenses

         In 2006, our operating expenses amounted to RMB 992.6 billion, representing an increase of 29.8% compared with 2005. The operating expenses mainly consisted of the following:

         Purchased crude oil, products, and operating supplies and expenses

         In 2006, our purchased crude oil, products and operating supplies and expenses were RMB 861.5 billion, representing an increase of 32.3% over 2005, accounting for 86.8% of the total operating expenses, of which:

         o purchased crude oil expenses were RMB 428.8 billion, representing an increase of 26.8% compared with 2005, accounting for 43.1% of the total operating expenses. In 2006, our throughput of crude oil purchased externally was 114.3 million tonnes (excluding amounts processed for third parties), representing an increase of 5.9% compared with 2005. Our average cost for crude oil purchased externally in 2006 was RMB 3,750 per tonne, representing an increase of 19.7% compared with 2005.

         o In 2006, our other purchase expenses were RMB 432.7 billion, representing an increase of 38.2% compared with 2005, accounting for 43.6% of the total operating expenses. The increase was mainly due to the increased costs of refined petroleum products and chemical feedstock purchased externally.

         Selling, general and administrative expenses

         In 2006, our selling, general and administrative expenses totaled RMB
37.8 billion, representing an increase of 11.4% compared with 2005. The increase was largely due to: an increase of RMB 1.3 billion in repair and maintenance expenses as a result of our renovation of gas stations, an increase of RMB 0.6 billion in lease expenses as a result of increased rents on leased land, an increase of RMB 0.7 billion in general and administrative expenses due to increased number of service outlets and increased expenses from support functions, and an increase of RMB 0.4 billion in mining resource compensation charge as a result of increased sales revenue of crude oil and natural gas.

         Depreciation, depletion and amortization

         In 2006, our depreciation, depletion and amortization amounted to RMB
34.2 billion, representing an increase of 8.3% compared with 2005. The increase was mainly due to the increased property, plant and equipment in recent years.

         Exploration expenses

         In 2006, our exploration expenses were RMB 8.0 billion, representing an increase of 24.5% compared with 2005. The increase was largely due to our enhanced exploration efforts made to the Southern marine bed and the new areas in West China.

         Personnel expenses

         In 2006, our personnel expenses were RMB 19.9 billion, up by 6.5% compared with 2005.

         Employee reduction expenses

         In 2006, in accordance with our voluntary employee reduction plan, we recorded employee reduction expenses of approximately RMB 236 million for approximately 4,000 employees, representing a decrease of RMB 133 million compared with that in 2005.

         Taxes other than income tax

         In 2006, the Company's taxes other than income tax were RMB 28.6 billion, representing an increase of 66.7% compared with 2005. The increase was largely due to a new special oil income levy in the amount of RMB 8.8 billion that we have been subject to from March 26, 2006, and an increase of RMB 1.7 billion in consumption tax as a result of our increased sales volume of gasoline and diesel and the enlarged tax scope of the consumption tax by the government.

         Other operating expenses, net

         In 2006, our other operating expenses, net, were RMB 2.4 billion, representing a decrease of 52.5% compared with 2005. The decrease was mainly due to a decrease of RMB 0.5 billion in loss on disposal of property, plant and equipment, a decrease of RMB 1.0 billion in impairment loss on long-lived assets and a debt-extinguishment income of RMB 0.5 billion from one of our subsidiaries.

         Operating income

         In 2006, our operating income was RMB 83.8 billion, representing an increase of 22.8 % compared with 2005.

         Net finance costs

         In 2006, our net finance costs were RMB 6.1 billion, representing an increase of 31.9% over 2005. The increase was mainly due to an increase of RMB
1.5 billion in net interest expense as a result of the increase in our outstanding loans and the increase in interest rates associated with these loans.

         Income before income tax

         In 2006, our income before income tax was RMB 78.9 billion, representing an increase of 22.1% compared with 2005.

         Income tax

         In 2006, our income tax was RMB 23.5 billion, representing an increase of 18.3% compared with 2005. In 2006, our effective tax rate was 29.8%, representing a decrease of 0.9 percentage point compared with 2005.

         Net income attributable to minority interests

         In 2006, our net income attributable to minority interests was RMB 1.5 billion, representing a decrease of 55.0% compared with 2005. The decrease was largely because we privatized a number of listed subsidiaries and thereby reduced minority interests in our subsidiaries.

         Net income attributable to equity shareholders of the Company

         In 2006, our net income attributable to equity shareholders of the Company was RMB 53.9 billion, up by 30.0% over 2005.


         Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

         In 2005, our sales of goods and other operating revenues were RMB 799.3 billion and RMB 24.0 billion, respectively, representing an increase of 33.8% and 6.3%, respectively, from those in the previous year. These results were largely attributable to the following factors: international crude oil prices continued to be volatile and remained at a high level; chemical products prices remained at a high level; the effect of the government's tight price control over refined petroleum products which was offset by our effort in proactively developing the market, increasing crude oil and natural gas production, adjusting crude oil processing and output structure, and increasing chemicals production and sales of refined petroleum products. In addition, we received a cash government grant of RMB 9.4 billion from the central government to compensate our inability to fully pass the increased crude oil costs to the refined petroleum products customers due to the tight government control over prices of domestic refined petroleum products, which to some extent relieved the pressure imposed by the increased crude oil costs. All the above factors contributed to the comparatively good operating results.

         Operating Revenues

         Overview

         In 2005, our sales of goods and other operating revenues were RMB 823.3 billion, representing an increase of 32.8% compared with 2004. Our sales of goods were RMB 799.3 billion, representing an increase of 33.8% compared with 2004. These results were largely attributable to the increase in international prices of crude oil and chemical products, and our efforts in expanding the sales volume of our petroleum and chemical products and further optimizing our sales and marketing structure. Our other operating revenues increased to RMB
24.0 billion in 2005, representing an increase of 6% compared with 2004. Other operating revenues primarily consist of revenues generated from our sale of raw and auxiliary materials to Sinopec Group as well as third parties.

         The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2004 to 2005.

                                  Average External
                                    Sales  Price                                                           Rate of Change
                               ------------------------    Rate of Change from         Sales Volume             from
                                  2004         2005           2004 to 2005           2004       2005        2004 to 2005
                               ----------- ------------ ------------------------ ----------- ----------- ------------------
                                  (RMB)       (RMB)                (%)                                          (%)
Crude Oil....................    1,872(1)    2,680(1)             43.2               6.01(2)   5.29(2)         (12.0)
Natural Gas..................      609(3)      673(3)             10.5               3.78(4)   4.36(4)          15.4
Gasoline ....................    3,765(1)    4,432(1)             17.7              27.35(2)  30.19(2)          10.4
Diesel ......................    3,221(1)    3,772(1)             17.1              60.42(2)  67.25(2)          11.3
Kerosene ....................    2,923(1)    3,710(1)             26.9               5.68(2)   6.00(2)           5.7
Selected Chemical Products:

    Basic chemical
       feedstock.............    4,429(1)    4,846(1)              9.4               6.66(2)   8.66(2)          29.9
   Synthetic Resin ..........    7,986(1)    9,005(1)             12.8               5.40(2)   6.34(2)          17.4
   Synthetic Fiber...........   10,818(1)   11,123(1)              2.8               1.74(2)   1.59(2)          (9.0)
   Synthetic Rubber..........   10,238(1)   13,040(1)             27.4               0.56(2)   0.68(2)          21.9
   Synthetic Fiber Monomer
     and Polymer.............    8,022(1)    8,879(1)             10.7               2.70(2)   2.99(2)          10.7
   Chemical fertilizer           1,355(1)    1,539(1)             13.6               2.62(2)   1.82(2)         (30.5)

------------
(1) per tonne (2) million tonnes
(3) per thousand cubic meters (4) billion cubic meters

         Sales of crude oil and natural gas

         Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production. The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group and third party customers.

         In 2005, external sales revenues from crude oil and natural gas amounted to RMB 20.0 billion, or 2.4% of our sales of goods and other income, representing an increase of 24.3% compared with RMB 16.0 billion in 2004. Such increase was primarily attributable to the increase in crude oil and natural gas prices as well as our expansion of natural gas business. The average external sales price of crude oil increased to RMB 2,680 per tonne from RMB 1,872 per tonne in 2004, representing an increase of 43.2%. The effect of increased price was partially offset by the decrease in the quantity of external sales from 6.01 million tonnes in 2004 to 5.29 million tonnes in 2005, representing a decrease of 12.0%. The external sales price of natural gas rose from RMB 609 per thousand cubic meters in 2004 to RMB 673 per thousand cubic meters in 2005, representing an increase of 10.5%, and the external sales volume increased from 3.78 billion cubic meters in 2004 to 4.36 billion cubic meters in 2005, representing an increase by 15.4%.

         Sales of refined petroleum products

         Both the refining and the marketing and distribution segments make sales of refined petroleum products, which consist of gasoline, diesel, kerosene (including jet fuel) and other refined petroleum products, to third parties.

         In 2005, the external sales revenue of refined petroleum products recorded by these two segments amounted to RMB 542.1 billion, or 65.8% of our sales of goods and other operating revenues and other income, representing an increase of 33.5% from RMB 406.2 billion in 2004. The increase was mainly due to the rise of refined petroleum products price and our proactive efforts in increasing sales volume, further optimizing sales and marketing structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 409.70 billion, comprising 75.6% of the total sales revenue of our refined petroleum products, representing an increase of 30.4% from 2004.

         The sales revenues of other refined petroleum products were RMB 132.4 billion, representing an increase of 43.9% over 2004, accounting for 24.4% of the total sales revenues of refined petroleum products.

         Sales of chemical products

         Our external sales revenues of chemical products were RMB 160.8 billion, representing an increase of 27.6% over 2004, accounting for 19.5% of our sales of goods and other operating revenues. The increase was mainly due to the fact that we captured the opportunity of the high level price of chemical products and increased its sales volume accordingly.

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

Operating expenses

         In 2005, our operating expenses amounted to RMB 764.4 billion, representing an increase of 37.2% compared with 2004. The operating expenses mainly consisted of the following:

         Purchased crude oil, products, and operating supplies and expenses

         In 2005, our purchased crude oil, products and operating supplies and expenses were RMB 651.2 billion, representing an increase of 47.2% over 2004, accounting for 85.2% of the total operating expenses, of which:

         o purchased crude oil expenses were RMB 338.2 billion, representing an increase of 45.4% compared with 2004, accounting for 44.2% of the total operating expenses, up by 2.4 percentage points over 2004. To meet the increasing market demands in the fast growing Chinese economy, we increased our throughput of crude oil purchased from third parties. In 2005, our throughput of crude oil purchased externally was 107.95 million tonnes (excluding amounts processed for third parties), representing an increase of 7.3% compared with 2004. Our average cost for crude oil purchased externally in 2005 was RMB 3,133 per tonne, representing an increase of 35.5% compared with 2004.

         o In 2005, our other purchase expenses were RMB 313.0 billion, representing an increase of 49.1% compared with 2004, accounting for 41.1% of the total operating expenses. The increase was mainly due to the increased costs of refined petroleum products and chemical feedstock purchased externally.

         Selling, general and administrative expenses

         In 2005, our selling, general and administrative expenses totaled RMB
33.9 billion, representing an increase of 2.8% compared with 2004. The increase was largely due to:

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

         Depreciation, depletion and amortization

         In 2005, our depreciation, depletion and amortization amounted to RMB
31.6 billion, down by 2.7% compared with 2004. The decrease was mainly due to disposal of, and impairment loss on less efficient assets in the previous years.

         Exploration expenses

         In 2005, our exploration expenses were RMB 6.4 billion, remaining at the same level as in 2004 since our level of exploration activities for unsuccessful wells in 2005 remained at the similar level as in 2004.

         Personnel expenses

         In 2005, our personnel expenses were RMB 18.6 billion, down by 0.4% compared with 2004. The decrease was mainly due to the reduction of operating personnel resulting from the disposal of downhole operation assets in 2004.

         Employee reduction expenses

         In 2005, in accordance with our voluntary employee reduction plan, we recorded employee reduction expenses of approximately RMB 369 million for approximately 7,000 employees, representing a decrease of RMB 550 million compared with that in 2004.

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

         Operating income

         In 2005, our operating income was RMB 68.3 billion, representing an increase of 8.5 % compared with 2004.

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

         Income before income tax

         In 2005, our income before income tax was RMB 64.7 billion, representing an increase of 8.8% compared with 2004.

         Income tax

         In 2005, our income tax was RMB 19.9 billion, representing an increase of 9.9 % compared with 2004. The increase was primarily due to the increase in operating income. In 2005, our effective tax rate was 30.7%, representing an increase of 0.3 percentage point compared with 2004. The increase was primarily due to the decrease in operating income in certain of our subsidiaries which were taxed at a lower tax rate.

         Net income attributable to minority interests

         In 2005, our net income attributable to minority interests was RMB 3.3 billion, representing a decrease of 44.8% compared with 2004. The decrease was largely due to the decreased profit in certain subsidiaries and our privatization of Beijing Yanhua.

         Net income attributable to equity shareholders of the Company

         In 2005, our net income attributable to equity shareholders of the Company was RMB 41.5 billion, up by 17.3% over 2004.

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


                                                                   As a Percentage of
                                                                      Consolidated
                                                                       Operating         As a Percentage of
                                                                    Revenues Before         Consolidated
                                                                      Elimination        Operating Revenues
                                                                    of Inter-segment    After Elimination of
                                   Years Ended December 31,              Sales          Inter-segment Sales
                                -------------------------------- --------------------- ----------------------
                                   2004       2005       2006       2005       2006       2005       2006
                                ---------- --------- ----------- ---------- ---------- ---------- -----------
                                    RMB        RMB        RMB        (%)        (%)        (%)        (%)
                                          (in billions)
Exploration and Production
    External sales(1)......         25.4        30.8       37.5        2.3        2.1        3.7       3.5
    Inter-segment sales......       60.0        84.4      105.7        6.2        5.8
                                ---------- --------- ----------- ---------- ----------
      Total operating revenue.      85.4       115.2      143.2        8.5        7.9
                                ========== ========= =========== ========== ==========
Refining
    External sales(1)........       68.5        88.2      103.8        6.5        5.7       10.6       9.6
    Other income............           -         9.4        5.0        0.7        0.3        1.1       0.5
    Inter-segment sales......      289.8       386.5      471.6       28.3       26.1
                                ---------- --------- ----------- ---------- ----------
      Total operating revenue.     358.3       484.1      580.4       35.5       32.1
                                ========== ========= =========== ========== ==========
Marketing and distribution
    External sales(1)........      343.6       460.7      589.0       33.8       32.6       55.3      54.7
    Inter-segment sales......        2.8         3.1        4.6        0.2        0.3
                                ---------- --------- ----------- ---------- ----------
      Total operating revenue.     346.4       463.8      593.6       34.0       32.9
                                ========== ========= =========== ========== ==========
Chemicals
    External sales(1)........      132.2       166.6      215.8       12.2       11.9       20.0      20.0
    Inter-segment sales......       12.5        12.2       12.3        0.9        0.7
                                ---------- --------- ----------- ---------- ----------
      Total operating revenue.     144.7       178.8      228.1       13.1       12.6
                                ========== ========= =========== ========== ==========
Corporate and others
    External sales(1)........       50.2        77.0      125.3        5.6        6.9        9.3      11.7
    Inter-segment sales......       32.0        44.9      136.7        3.3        7.6
                                ---------- --------- ----------- ---------- ----------
      Total operating revenue.      82.2       121.9      262.0        8.9       14.5
                                ========== ========= =========== ========== ==========
      Total operating revenue
       before inter-segment
       eliminations.........      1,017.0     1,363.8    1,807.3      100.0      100.0
                                                                 ========== ==========
   Elimination of inter-segment
        sales...............      (397.1)     (531.1)    (730.9)
                                ---------- --------- -----------
   Consolidated operating
        revenues............       619.9        832.7    1,076.4                          100.0      100.0
                                ========== ========= ===========                        ========== ===========

-----------
(1) include other operating revenues. See Note 32 to the consolidated financial statements for other operating revenues of each of our operating segments.

         The following table sets forth the operating revenues, other income, operating expenses and operating income by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2005 to 2006.

                                                      Years Ended December 31,             Rate of
                                               ---------------------------------------     Change
                                                                                          from 2005
                                                   2004           2005          2006       to 2006
                                               ------------   ------------   -----------  ----------
                                                         (RMB in billions)                   (%)
Exploration and Production
   Total operating revenues..............          85.4           115.2        143.2        24.3
   Total operating expenses..............         (59.0)         (66.9)       (80.0)        19.6
                                               ------------   ------------   -----------
     Total operating income..............          26.4           48.3         63.2         30.7
                                               ============   ============   ===========
Refining
   Total operating revenues..............         358.3           474.7        575.4        21.2
    Other income.........................           -              9.4          5.0        (46.8)
   Total operating expenses..............        (353.3)         (487.6)      (605.7)       24.2
                                               ------------   ------------   -----------
     Total operating income/(loss).......          5.0            (3.5)       (25.3)       622.9
                                               ============   ============   ===========
Marketing and distribution
   Total operating revenues..............         346.4           463.8        593.6        28.0
   Total operating expenses..............        (331.7)         (453.4)      (563.4)       24.2
                                               ------------   ------------   -----------
     Total operating income..............          14.7           10.4         30.2        190.4
                                               ============   ============   ===========
Chemicals
   Total operating revenues..............         144.7           178.8        228.1        27.6
   Total operating expenses..............        (126.0)         (164.5)      (210.9)       28.2
                                               ------------   ------------   -----------
     Total operating income..............          18.7           14.3         17.2         20.3
                                               ============   ============   ===========
Corporate and others
   Total operating revenues..............          82.2           121.9        262.0        115.0
   Total operating expenses..............         (84.1)         (123.1)      (263.5)       114.2
                                               ------------   ------------   -----------
     Total operating loss................         (1.9)           (1.2)        (1.5)        25.0
                                               ============   ============   ===========

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

         Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

         In 2006, the operating revenues of this segment were RMB 143.2 billion, representing an increase of 24.3% over 2005, largely due to the increase in the sales volume and sales price of crude oil and natural gas compared with those in 2005.

         In 2006, this segment sold 37.94 million tonnes of crude oil and 5.7 billion cubic meters of natural gas, representing an increase of 2.9% and 28.9%, respectively, compared with those in 2005. The average realized price of crude oil was RMB 3,195 per tonne, representing an increase of 19.9% over 2005. The average realized price of natural gas was RMB 794 per thousand cubic meters, representing an increase of 18.0% compared with 2005.

         In 2006, the operating expenses of this segment were RMB 80.0 billion, representing an increase of 19.6% compared with 2005. The increase was mainly due to:

         o An increase of RMB 9.4 billion in taxes other than income tax, which mainly consist of the special oil income levy and the mining resource compensation charge;

         o An increase of RMB 1.6 billion in exploration expenses (including day hole costs) as a result of our enhanced exploration efforts in the Southern marine bed and the new areas in Western China; and

         o An increase of RMB 1.8 billion in depreciation, depletion and amortization as a result of our continuous investments in property, plant and equipment.

         In 2006, this segment's operating income was RMB 63.2 billion, representing an increase of 30.7% compared with 2005.

         Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

         In 2005, the operating revenues of this segment were RMB 115.2 billion, representing an increase of 34.8% over 2004, largely due to the increase in the sales price and sales volume of crude oil and natural gas compared with those in 2004.

         In 2005, this segment sold 36.86 million tonnes of crude oil and 4.44 billion cubic meters of natural gas, representing an increase of 1.7% and 14.7% respectively compared with those in 2004. The average realized price of crude oil was RMB 2,665 per tonne, representing an increase of 36.2% over 2004. The average realized price of natural gas was RMB 673 per thousand cubic meters, representing an increase of 9.3% compared with 2004.

         In 2005, the operating expenses of this segment were RMB 66.9 billion, representing an increase of 13.2% compared with 2004. The increase was mainly due to:

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

         In 2005, this segment's operating income was RMB 48.3 billion, representing an increase of 83.1% compared with 2004.

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

         Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

         In 2006, this segment's operating revenues were approximately RMB 580.4 billion, representing an increase of 19.9% compared with 2005. The increase was mainly due to the increased sales prices and sales volume of various refined petroleum products.

         The following table sets forth sales revenue and the percentage of total operating revenue for the segment by product category for 2005 and 2006, as well as the percentage changes in sales revenue from 2005 to 2006.

                                                                                            As a Percentage of
                                                                          Rate of           Refining Segment's
                                         Year Ended December 31,        Change from      Total Operating Revenue
                                     ------------------------------  -----------------  -------------------------
                                          2005             2006         2005 to 2006        2005          2006
                                     -------------   --------------   ----------------  ------------   ----------
                                         (RMB)             (RMB)             (%)              (%)          (%)
                                              (in billions)
Refining Segments, operating
   revenues
   Gasoline.......................        81.0             98.2             21.2             16.7          16.9
   Diesel ........................       187.4            222.2             18.6             38.7          38.3
   Light chemical feedstock ......        98.8            120.1             21.6             20.4          20.7
   Other refined petroleum
      products....................       102.1            125.9             27.6             21.1          22.5
   Other operating revenues.......         5.4              4.6           (14.8)              1.1           0.8
   Other income...................         9.4              5.0           (46.8)              2.0           0.8
                                     -------------   --------------                     ------------   ----------
Total.............................       484.1            580.4                             100.0         100.0
                                     =============   ==============                     ============   ==========

         In 2006, the sales revenues of gasoline by the segment were RMB 98.2 billion, representing an increase of 21.2% compared with 2005, accounting for 16.9% of this segment's operating revenues. In 2006, the sales revenues of diesel by the segment were RMB 222.2 billion, representing an increase of 18.6% compared with 2005, accounting for 38.3% of this segment's operating revenues. In 2006, the sales revenues of light chemical feedstock by the segment were RMB
120.1 billion, representing an increase of 21.6% compared with 2005, accounting for 20.7% of this segment's operating revenues. In 2006, the sales revenues of refined petroleum products other than gasoline, diesel and light chemical feedstock were RMB 125.9 billion, representing an increase of 27.6% compared with 2005, accounting for 22.5% of this segment's operating revenues.

         The table below sets forth sales volume and average realized prices by product for 2005 and 2006, as well as the percentage changes in sales volume and average realized prices for the periods shown.

                                                                 Rate of                                   Rate of
                                                                  change                                    change
                                             Sales volume          from       Average realized prices        from
                                            2005     2006      2005 to 2006     2005         2006        2005 to 2006
                                            ----     ----      ------------     ----         ----        ------------
                                           (million tonnes)         (%)           (RMB per tonne)             (%)
Gasoline................................    21.52     21.86         1.6         3,763       4,492            19.4
Diesel..................................    54.13     57.58         6.4         3,462       3,859            11.5
Light Chemical feedstock ...............    26.45     26.55         0.4         3,734       4,523            21.1
Other refined petroleum products........    32.72     37.02        13.1         3,121       3,521            12.8


         In 2006, the operating expenses of the segment were RMB 605.7 billion, representing an increase of 24.2% compared with 2005. The increase was primarily due to the increase in crude oil price and throughput. In 2006, the average crude oil cost was RMB 3,674 per tonne, representing an increase of 19.9% compared with 2005. Refining throughput was 143.6 million tonnes (excluding amounts processed for third parties) in 2006, representing an increase of 5.5% compared with 2005. The total crude oil costs in 2006 were RMB 527.4 billion, representing an increase of 26.5% compared with 2005, accounting for 87.1% of the total operating expenses of the segment, up by 1.6 percentage points over 2005.

         In 2006, although crude oil prices remained at a high level, the Chinese government continued to tightly control domestic prices of refined petroleum products. As a result, while we sought to lower our crude oil cost through processing more higher-sulphur and higher acid crude oil as well as expanding our sales of other refined petroleum products than gasoline and diesel, particularly those higher value-added products, our refining segment incurred significant loss. In 2006, the operating losses of the segment, after the receipt of the one-time cash government grant of RMB 5.0 billion, were

RMB 25.3 billion, representing an increase in operating loss of RMB 21.8 billion compared with 2005.

         Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

          In 2005, this segment's operating revenues were approximately RMB
484.1 billion, representing an increase of 35.1% compared with 2004. The increase was mainly due to the increased sales prices and sales volume of various refined petroleum products.

         The following table sets forth sales revenue and the percentage of total operating revenue for the segment by product category for 2004 and 2005, as well as the percentage changes in sales revenue from 2004 to 2005.

                                                                                            As a Percentage of
                                                                          Rate of           Refining Segment's
                                         Year Ended December 31,        Change from      Total Operating Revenue
                                     ------------------------------  -----------------  -------------------------
                                          2004             2005         2004 to 2005        2004          2005
                                     -------------   --------------   ----------------  ------------   ----------
                                         (RMB)             (RMB)             (%)              (%)          (%)
                                              (in billions)
Refining Segments, operating
   revenues
   Gasoline.......................        63.8             81.0             27.0            17.8          16.7
   Diesel ........................       145.3            187.4             29.0            40.5          38.7
   Light Chemical feedstock ......        62.1             98.8             59.1            17.3          20.4
   Other refined petroleum
      products....................        81.9            102.1             24.7            22.8          21.1
   Other operating revenues.......         5.2              5.4              3.8             1.6           1.1
     Other income.................           -              9.4                -               -           2.0
Total.............................       358.3            484.1             35.1           100.0          100.0


         In 2005, the sales revenues of gasoline by the segment were RMB 81 billion, representing an increase of 27.0% compared with 2004, accounting for 16.7% of this segment's operating revenues.

         In 2005, the sales revenues of diesel by the segment were RMB 187.4 billion, representing an increase of 29.0% compared with 2004, accounting for 38.7% of this segment's operating revenues.

         In 2005, the sales revenues of chemical feedstock by the segment were RMB 98.8 billion, representing an increase of 59.1% compared with 2004, accounting for 20.4% of this segment's operating revenues. The increase in the sales revenues of light chemical feedstock was more than that in the sales revenues of gasoline and diesel, which was primarily due to the smaller increase in gasoline and diesel prices as compared with chemical feedstock prices as a result of tight government control over domestic gasoline and diesel prices. In addition, the segment also increased the sales volume of chemical feedstock.

         In 2005, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 102.1 billion, representing an increase of 24.7% compared with 2004, accounting for 21.1% of this segment's operating revenues.

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

                                                                 Rate of                                   Rate of
                                                                  change                                    change
                                             Sales volume          from       Average realized prices        from
                                            2004     2005      2004 to 2005     2004         2005        2004 to 2005
                                            ----     ----      ------------     ----         ----        ------------
                                           (million tonnes)         (%)           (RMB per tonne)             (%)
Gasoline................................    21.42     21.52          0.5        2,977      3,763             26.4
Diesel..................................    50.27     54.13          7.7        2,890      3,462             19.8
Light Chemical feedstock ...............    23.17     26.45         14.2        2,682      3,734             39.2
Other refined petroleum products........    31.71     32.72          3.2        2,583      3,121             20.8


         In 2005, the operating expenses of the segment were RMB 487.6 billion, representing an increase of 38.0% compared with 2004. The increase was primarily due to the increase in crude oil price and throughput.

         In 2005, the average crude oil cost was RMB 3,064 per tonne, representing an increase of 35.5% compared with 2004. Refining throughput was
136.08 million tonnes (excluding amounts processed for third parties) in 2005, representing an increase of 5.6% compared with 2004. The total crude oil costs in 2005 were RMB 416.9 billion, representing an increase of 43.1% compared with 2004, accounting for 85.5% of the total operating expenses of the segment, up by
2.8 percentage points over 2004.

         In 2005, although crude oil prices remained at a high level; the Chinese government implemented tight control over domestic prices of refined petroleum products, as a result, our refining segment incurred significant loss. To ensure our refining segment's normal operation, we strived to lower our production cost and adjusted the internal transfer prices between the different segments.

         In 2005, the operating losses of the segment, after the receipt of the one-time cash government grant of RMB 9.4 billion, were RMB 3.5 billion, representing a decrease in operating income of RMB 8.5 billion compared with 2004.

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

         Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

         In 2006, the operating revenues of this segment were RMB 593.6 billion, representing an increase of 28.0% compared with 2005. The increase was primarily due to the increases in sales volume and prices of gasoline, diesel and kerosene including jet fuel and the further optimization of marketing structure with increased percentage of retail sales in the total sales volume of gasoline and diesel.

         In 2006, the operating revenues from sales of gasoline and diesel were RMB 500.1 billion, accounting for 84.3% of the operating revenues of this segment. The percentage of retail sales in the total sales volume of gasoline and diesel increased from 59.6% in 2005 to 63.4% in 2006, up by 3.8 percentage points. The percentage of sales of gasoline and diesel by direct sales in the total sales volume decreased from 19.1% in 2005 to 17.0% in 2006, down by 2.1 percentage points. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 21.3% in 2005 to 19.6% in 2006, down by
1.7 percentage points.

         The following table sets forth the sales volumes, average realized prices and the respective rate of changes of the four major product categories in 2005 and 2006 in different forms of sales channels for gasoline and diesel.

                                                                                        Average
                                                          Rate of Change     Realized Prices   Rate of Change
                                        Sales Volume           from          ---------------         from
                                        2005     2006      2005 to 2006      2005       2006    2005 to 2006
                                        ----     ----      ------------      ----       ----    ------------
                                      (million tonnes)         (%)         (RMB per tonne)          (%)
Gasoline............................    30.32    32.72          7.9           4,430    5,224         17.9
   Retail sale......................    21.63    23.89         10.4           4,562    5,350         17.3
   Direct sale......................     2.84     2.81        (1.0)           4,206    4,922         17.0
   Wholesale........................     5.85     6.02          2.9           4,050    4,867         20.2
Diesel .............................    67.93    73.69          8.5           3,767    4,466         18.6
   Retail sale......................    36.90    43.53         18.0           3,885    4,527         16.5
   Direct sale......................    15.91    15.31        (3.8)           3,786    4,599         21.5
   Wholesale........................    15.12    14.86        (1.7)           3,458    4,152         20.1
Kerosene including jet fuel.........     5.96     5.40        (9.4)           3,710    4,524         21.9
Fuel Oil............................    13.33    15.07         13.0           2,374    2,989         25.9


         In 2006, the segment's operating expenses were RMB 563.4 billion, representing an increase of 24.2% compared with 2005. The increase was mainly due to the increase in purchase expenses, of which, purchase expenses for gasoline and diesel were RMB 443.8 billion, up by 24.8% over 2005, accounting for 78.8% of the segment's operating expenses. In 2006, average purchase prices of gasoline and diesel increased by 19.0% and 13.5%, respectively, to RMB 4,573 per tonne and RMB 3,992 per tonne compared with 2005. The purchase volume of gasoline and diesel increased by 7.9% and 8.5%, respectively, compared with 2005 to 32.7 million tonnes and 73.7 million tonnes.

         In 2006 the segment's operating profit was RMB 30.2 billion, representing an increase of RMB 19.8 billion compared with 2005.

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

         In 2005, the operating revenues from sales of gasoline and diesel were RMB 390.2 billion, accounting for 84.1% of the operating revenues of this segment. The percentage of retail sales in the total sales volume of gasoline and diesel increased from 54.6% in 2004 to 59.6% in 2005, up by 5.0 percentage points. The percentage of sales of gasoline and diesel by direct sales in the total sales volume decreased from 20.3% in 2004 to 19.1% in 2005, down by 1.2 percentage points. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 25.1% in 2004 to 21.3% in 2005, down by
3.8 percentage points.

         The following table sets forth the sales volumes, average realized prices and the respective rate of changes of the four major product categories in 2004 and 2005 in different forms of sales channels for gasoline and diesel.

                                                                                Average
                                                          Rate of Change     Realized Prices   Rate of Change
                                        Sales Volume           from          ---------------         from
                                        2004     2005      2004 to 2005      2004       2005    2004 to 2005
                                        ----     ----      ------------      ----       ----    ------------
                                      (million tonnes)         (%)         (RMB per tonne)          (%)
Gasoline............................    27.51    30.32         10.2           3,762    4,430         17.8
   Retail sale......................    18.42    21.63         17.4           3,911    4,562         16.6
   Direct sale......................    2.89     2.84          (1.8)          3,536    4,206         18.9
   Wholesale........................    6.20     5.85          (5.7)          3,426    4,050         18.2
Diesel .............................    61.10    67.93         11.2           3,215    3,767         17.2
   Retail sale......................    30.00    36.90         23.0           3,351    3,885         15.9
   Direct sale......................    15.12    15.91         5.2            3,211    3,786         17.9
   Wholesale........................    15.98    15.12         (5.4)          2,963    3,458         16.7
Kerosene including jet fuel.........    5.62     5.96          5.9            2,923    3,710         26.9
Fuel Oil............................    9.69     13.33         37.7           1,793    2,374         32.4


         In 2005, the segment's operating expenses were RMB 453.4 billion, representing an increase of 36.7% compared with 2004. The increase was mainly due to the increase in purchase expenses, of which, purchase expenses for gasoline and diesel were RMB 355.5 billion, up by 36.3% over 2004, accounting for 78.4% of the segment's operating expenses. In 2005, average purchase prices of gasoline and diesel increased by 27.3% and 20.9%, respectively, to RMB 3,844 per tonne and RMB 3,518 per tonne compared with 2004. The purchase volume of gasoline and diesel increased by 10.2% and 11.2%, respectively, compared with 2004 to 30.32 million tonnes and 67.93 million tonnes.

         In 2005, the segment's operating profit was RMB 10.4 billion, representing a decrease of 29.7% compared with 2004.

         Chemicals Segment

         Our chemicals segment consists of operations related to purchasing chemical feedstock from our refining segment, producing, marketing and distribution of petrochemical products.

         Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

         In 2006, the segment's operating revenues were RMB 228.1 billion, representing an increase of 27.6% compared with 2005, which was primarily due to the increases in prices and sales volume of major chemical products.

         In 2006, the sales revenues of the Company's six major categories of chemical products (namely, basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertilizer) totaled approximately RMB 215.7 billion, representing an increase of 35.3% compared with 2005, accounting for 94.6% of the total operating revenues of this segment.

         The following table sets forth the sales volume, average realized price and the respective rate of changes for each of these six categories of chemical products of this segment from 2005 to 2006.

                                                                            Average
                                   Sales Volumes                        Realized Prices
                                   -------------      Rate of Change    ---------------   Rate of Change
                                   2005      2006    from 2005 to 2006    2005     2006  from 2005 to 2006
                                   ----      ----    -----------------   -----     ----  -----------------
                                  (million tonnes)          (%)          (RMB per tonne)         (%)
Basic organic chemicals.........   9.51      12.75         34.1          4,828     5,609         16.2
Synthetic resins................   6.37       7.89         24.0          9,007     9,870          9.6
Synthetic rubber................   0.70       0.83         18.4         13,000    13,885          6.8
Synthetic fiber.................   1.59       1.61          1.8         11,123    11,390          2.4
Synthetic fiber monomers
      and polymers..............   3.00       3.80         26.6          8,872     8,839         (0.4)
Chemical fertilizer.............   1.82       1.65         (9.3)         1,539     1,660          7.9


         In 2006, the operating expenses of the segment were RMB 210.9 billion, representing an increase of 28.2% compared with 2005. The increase was primarily due to the price increases of various raw materials, the increased consumption of various raw materials and auxiliary materials, the increased utilities expenses and other variable expenses and fixed costs, all associated with the increased production of the chemical products. In particular, the costs for raw materials increased by RMB 44.9 billion compared with 2005 as a result of increased consumption of raw materials and their average emit price, and the costs for fuel and other utilities increased by RMB 1.7 billion compared with 2005 as a result of increased production of chemical products.

         In 2006, the segment's operating profit was RMB 17.2 billion, representing an increase by 20.3% compared with 2005.

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

                                                                             Average
                                    Sales Volumes                        Realized Prices
                                    -------------      Rate of Change    ---------------   Rate of Change
                                    2004      2005    from 2004 to 2005    2004     2005  from 2004 to 2005
                                    ----      ----    -----------------   -----     ----  -----------------
                                   (million tonnes)          (%)          (RMB per tonne)         (%)
Basic organic chemicals..........   7.38      9.51          28.8         4,292     4,828         12.5
Synthetic resins.................   5.40      6.37          18.0         7,986     9,007         12.8
Synthetic rubber.................   0.56      0.70          24.9         10,247   13,000         26.9
Synthetic fiber..................   1.74      1.59          (8.6)        10,818   11,123          2.8
Synthetic fiber monomers
      and polymers...............   2.70      3.00          11.1         8,022     8,872         10.6
Chemical fertilizer..............   2.66      1.82         (31.4)        1,355     1,539         13.6


         In 2005, the operating expenses of the segment were RMB 164.5 billion, representing an increase of 30.6% compared with 2004. The increase was primarily due to the price increases of various raw materials, the increased consumption of various raw materials and auxiliary materials, the increased utilities expenses and other variable expenses and fixed costs, all associated with the increased production of the chemical products.
Among others:

         o Affected by the increase in the consumption of raw materials and their unit prices, the costs for raw materials increased by RMB
             37.6 billion compared with 2004. Consumption of naphata and other cracking materials increased by 2.43 million tones over 2004, and unit price of raw materials was RMB 3,704 per tonne, up by RMB 1,160 per tonne over 2004.

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

         Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

         In 2006, the operating revenues of corporate and others derived from international trade were RMB 260.4 billion, and the associated operating expenses were RMB 259.4 billion, resulting an operating income of RMB 1.0 billion for our international trade activities. In 2006, operating expenses related to our research institutes and headquarter administration were RMB 2.5 billion.

         The segment's operating losses were RMB 1.5 billion, representing an increase of RMB 300 million in operating losses compared with 2005.

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

         As of December 31, 2006, our short-term debts (including short-term loans from Sinopec Group Company and its affiliates) were RMB 58.8 billion and accounted for 35.0% of our total short-term and long-term debts (long-term debts include interest free subordinated loan from Sinopec Group Company in the amount of RMB 35.6 billion due in 2020). As of December 31, 2006, cash and cash equivalents were RMB 8.1 billion as compared to RMB 14.1 billion as of December 31, 2005.

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

                                                                          For the Years Ended December 31,
                                                                      ---------------------------------------
                                                                          2004          2005          2006
                                                                      ------------ -------------- -----------
                                                                         RMB             RMB            RMB
                                                                                    (in billion)
Net cash from operating activities:
   Net cash provided by operations(1)..............................     104.0          106.9          124.5
   Changes in working capital and other
     assets and liabilities(2).....................................     (13.0)          (1.2)          (0.7)
   Net interest and tax paid(3)....................................     (22.1)         (27.5)         (28.0)
                                                                      ------------ -------------- -----------
          Total....................................................      68.9           78.2           95.8
                                                                      ------------ -------------- -----------
Cash flows from investing activities:
   Capital expenditure including capital expenditure of jointly
      controlled entities and exploratory wells expenditure........     (75.3)         (72.3)         (79.0)
   Purchase of investments net of proceeds from disposal of
     investments...................................................      (1.1)          (2.4)          (2.9)
   Net redemption of in time deposits less maturity of
     time deposits.................................................       0.3            0.9            0.5
   Acquisition of minority interests in subsidiaries...............         -           (4.3)         (22.0)
   Proceeds from disposal of property, plant and equipment ........       0.3            0.6            0.4
                                                                      ------------ -------------- -----------
          Total....................................................     (75.8)         (77.5)        (103.0)
                                                                      ------------ -------------- -----------
Cash flows from financing activities:
   Proceeds from bank and other loans including those of jointly
     controlled entities, net of repayments........................      17.4            0.4           10.6
   Proceeds from issuance of corporate bonds, net of repayment.....       3.5            9.9            1.7
   Contribution from minority interest, net of distributions to
     minority interests............................................       0.2           (1.6)           0.4
   Dividend paid...................................................      (8.7)         (10.4)         (11.3)
   Distributions to Sinopec Group Company..........................      (3.7)          (3.2)          (0.2)
                                                                      ------------ -------------- -----------
          Total....................................................       8.7           (4.9)           1.2
                                                                      ------------ -------------- -----------
Net increase/(decrease) in cash and cash equivalents...............       1.8           (4.2)          (6.0)
Cash and cash equivalents at beginning of year.....................      16.5           18.3           14.1
                                                                      ------------ -------------- -----------
Cash and cash equivalents at end of year...........................      18.3           14.1            8.1
                                                                      ============ ============== ===========

------------
(1) Represents income before income tax as adjusted for depreciation, depletion and amortization, dry hole cost, income from associates, investment income, interest income, interest expense, unrealized foreign exchange (gains)/losses, loss on disposal of property, plant and equipment, net, and impairment losses on long-lived assets.

(2) Represents decreases/(increases) in current assets, increases/(decreases) in current liabilities and increases in other assets, net of other liabilities.

(3) Represents interest received, interest paid, investment income received, and income tax paid.


         Net Cash from Operating Activities

         Net cash provided by operations increased from RMB 106.9 billion in 2005 to RMB 124.6 billion in 2006. The increase was primarily due to the increased income before income tax reflecting our better operating results in 2006.

         Cash Flows from Investing Activities

         Our cash outflows for capital expenditure projects, including expenditure on exploratory wells, amounted to RMB 69.3 billion, RMB 69.8 billion and RMB 78.6 billion in 2004, 2005 and 2006, respectively. In addition, we had RMB 6.0 billion, RMB 2.5 billion and RMB 0.4 billion in 2004, 2005 and 2006, respectively, of capital expenditure in our jointly controlled entities. In addition, we paid RMB 22.0 billion for acquisition of minority interests in a number of listed subsidiaries, including Qilu Petrochemical Co., Ltd., Yangtze Petrohemical Co., Ltd., Zhongyuan Petroleum Co., Ltd., Shengli Oil Field Dynamic Co., Ltd., and Zhenhai Refining and Petrochemical Co., Ltd. in 2006.

         Cash Flows from Financing Activities

         Net cash from financing activities was RMB 1.2 billion in 2006. We received net proceeds of RMB 22.7 billion from issuance of corporate bonds including a six-month corporate bond in the principal amount of RMB 10.0 billion issued in May 2006 and another six-month corporate bond in the principal amount of RMB 10.0 billion issued in November 2006, and repaid RMB 21.0 billion of corporate bonds in 2006. In 2006, we had a net drawdown of RMB 10.6 billion in bank loans and we paid a dividend of RMB 11.3 billion to our Shareholders.

         Contractual Obligations and Commercial Commitments

         The following table sets forth our obligations and commitments to make future payments under contracts and under contingent commitments as of December 31, 2006.


                                                                    As of December 31, 2006
                                                      -----------------------------------------------------
                                                                     Payment due by period
                                                      -----------------------------------------------------
                                                        less than                                After 5
                                               Total      1 year      1-3 years    4-5 years      years
                                           ---------- ------------- ------------ ------------- ------------
                                                                          (RMB millions)
Contractual obligations(1)
Short-term debts.........................      44,173       44,173            -            -             -
Long-term debts..........................     139,263       21,109       52,921       18,382        46,851
                                           ---------- ------------- ------------ ------------- ------------

Total contractual obligations............     183,436       65,282       52,921       18,382        46,851
                                           ========== ============= ============ ============= ============

Other commercial commitments(2)
Operating lease commitment...............     145,171        4,711        9,099        8,955       122,406
Capital commitment.......................     115,070      110,044        5,026            -             -
Exploration and production licenses......         663          156          214           67           226
Guarantees((3))..........................         160          160            -            -             -
                                           ---------- ------------- ------------ ------------- ------------

Total commercial commitments.............     261,064      115,071       14,339        9,022       122,632
                                           ========== ============= ============ ============= ============

---------

(1) Contractual obligations include the contractual obligations relating to interest payments. See Note 31 to our audited consolidated financial statements for the contractual obligations relating to post employment benefit plans.
(2) Other commercial commitments represent off-balance sheet contingent liabilities, and other potential cash outflows (as of the balance sheet date) which may result from contingent events.
(3) Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2006, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2006, the maximum amount of potential future payments under the guarantees was RMB 160 million. We monitor the conditions that are subject to the guarantees to identify whether a loss is probable, and will recognize any such loss under guarantees when those losses are estimable. As of December 31, 2006, it was not probable that we would be required to make payments under these guarantees. See Note 28 to the consolidated financial statements for further information of the guarantees.


Historical and Planned Capital Expenditure

         The following table sets forth our capital expenditure by segment for each of the years ended December 31, 2004, 2005 and 2006 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

                                   2004                  2005                 2006                  Total
                            ------------------- --------------------- -------------------- ---------------------
                              RMB      Percent      RMB      Percent      RMB     Percent      RMB      Percent
                            -------- ---------- ---------- ---------- --------- ---------- --------- -----------
                                                  (in billions, except percentage data)
Exploration and production . 21.2        32        23.0        36        31.7        40        75.9        38
Refining...................  15.3        23        19.1        30        22.0        27        56.4        26
Marketing and distribution.  16.7        26        11.0        17        11.3        14        39.0        18
Chemicals..................  11.0        17         9.4        15        12.6        16        33.0        16
Corporate..................   1.6         2         1.2         2         2.2         3         5.0         2
     Total.................  65.8        100       63.7       100        79.8       100       209.3       100


         In 2006, our total capital expenditure was RMB 79.8 billion.

         o The capital expenditure for our exploration and production segment was RMB 31.7 billion. The oil and gas exploration in Northeast Sichuan and the preparations for "Sichuan-to-East China Gas Project" were fully commenced, and the construction of new oil and gas production capacity in Tahe Oil Field in the west, Shengli Chengbei Offshore Oil Field in the east and Daniudi Gas Field progressed smoothly. The newly built crude oil and natural gas production capacity were 6.5 million tones per annum and 1.9 billion cubic meters per annum, respectively.

         o The capital expenditure for our refining segment was RMB 22.0 billion. The newly added comprehensive crude oil processing capacity was 14.7 million tonnes per annum. The newly built and revamped projects such as Hainan Refinery and Guangzhou Refinery have been completed and put into operations. Yanshan Refinery Upgrading Project has also been completed, and Cezi Island Wharf and Yizhang-Changling Crude Oil Pipeline projects have been put into operation. Construction of Qingdao Refinery is going smoothly.

         o The capital expenditure for our marketing and distribution segment was RMB 11.3 billion. We have further improved our refined pertoleum products sales network through construction, acquisition and renovation of service stations. In 2006, we had a11 self-operated service stations newly added to our network.

         o The capital expenditure for our chemicals segment was RMB 12.6 billion. The newly added production capacity of ethylene, PTA and styrene-butadiene rubber was 0.7 million tonnes, 0.45 million tones and 0.1 million tonnes per annum, respectively. Maoming ethylene revamping project has been completed and put into operation, and the chemical fertilizer revamping projects in Anqing, Hubei, and Baling were completed and successfully commissioned. The Fujian Integration Project, Tianjin Ethylene and Zhenhai Ethylene are progressing on schedule.

         o The capital expenditure for corporate and others was RMB 2.2 billion and used for the upgrading of IT system and construction of R&D infrastructures.

         In addition, in 2006, the three oil production plants we acquired at the end of 2006 incurred the capital expenditure of RMB 3.4 billion and our jointly controlled entities incurred the capital expenditure of RMB 260 million.

         In 2007, our planned capital expenditure is RMB 110.1 billion. The projected capital expenditure for our exploration and production segment is RMB
53.1 billion which is planned to speed up the construction process of "Sichuan-to-East China Gas Project" and strengthen the oil and gas exploration and production in Northeast Sichuan, Ordos and Taihe Oil Field and South Tianshan Mountain. The projected expenditure for our refining segment is RMB
22.7 billion which is primarily planned for Qingdao Oil Refinery Project, Bohai Bay crude oil terminal, expansion and revamping of Gaoqiao, Yanshan Refining Project. The projected capital expenditure for our chemicals segment is RMB 19.5 billion which is planned for Fujian, Tianjin and Zhenhai's ethylene projects and to promote the expansion, revamping and auxiliary facilities construction for synthetic fiber monomers and organic materials in Yangzi, Shanghai and Jingling Petrochemical. The projected capital expenditure for our marketing and distribution segment is RMB 12 billion which is planned to optimize and improve the marketing and distribution network of refined petroleum products and accelerate the construction of the pipelines and oil storage for the refined petroleum products. The projected expenditure for corporate and others is RMB
2.8 billion.

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

Consumer Price Index

         According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 1.5% in 2006, compared with 1.8% in 2005 and 3.9% in 2004. Inflation in the PRC has not had a significant impact on our results of operations in recent years.

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

         See Note 37 to the consolidated financial statements for further information.


ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

             A.   DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

         The table and discussion below set forth certain information concerning our directors. The current term for our directors is three years, which will expire in May 2009.

Name                       Age  Positions with Sinopec Corp.
----                       ---  ----------------------------

Chen Tonghai               58   Chairman of the Board of Directors
Zhou Yuan                  59   Vice Chairman of the Board of Directors
Wang Tianpu                44   Director, President
Zhang Jianhua              42   Director, Senior Vice President
Wang Zhigang               49   Director, Senior Vice President
Dai Houliang               43   Director, Senior Vice President, Chief
                                Financial Officer
Liu Zhongli                72   Independent Non-executive Director
Shi Wanpeng                69   Independent Non-executive Director
Li Deshui                  62   Independent Non-executive Director
Yao Zhongmin               54   Director
Fan Yifei                  43   Director


         Chen Tonghai, 58, Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Group Company. Mr. Chen graduated from Northeast Petroleum Institute in September 1976 specializing in petroleum production engineering. Mr. Chen is a professor level senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From July 1983 to December 1986, Mr. Chen was Vice Party Secretary and the Party Secretary of Zhenhai Petroleum and Petrochemical Plant under the former Sinopec Group Company. From December 1986 to July 1989, Mr. Chen served as Managing Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, Mr. Chen served as Managing Deputy Director of the Planning and Economic Committee of Zhejiang Province. From June 1991 to February 1992, Mr. Chen served as Acting Mayor of Ningbo City. From February 1992 to January 1994, Mr. Chen served as Mayor of Ningbo City. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Planning Commission. Mr. Chen served as Vice President of Sinopec Group Company from April 1998 to March 2003. Mr. Chen has been President of Sinopec Group Company since March 2003. Mr. Chen served as Director and Vice Chairman of the First Session of the Board of Directors of Sinopec Corp. from February 2000 to April 2003. Mr. Chen served as Director and Chairman of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Director and Chairman of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

         Zhou Yuan, 59, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of the Sinopec Group Company. Mr. Zhou graduated from East China Petroleum Institute specializing in petroleum geology in September 1975. He is a senior Economist. He has extensive experience in the management of petroleum and petrochemical and government entities. From April 1986 to March 1989, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) as well as the Secretary of the Party Committee of South Xinjiang Petroleum Exploration Company. From March 1989 to August 1990, he was the Vice Commander, Deputy Secretary of the Party Committee and Secretary of the Disciplinary Committee of Talimu Exploration and Development Headquarter. From August 1990 to January 1992, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau

(Kelamayi City) and the Secretary of Politics & Law Committee. From January 1992 to December 1993, he served as Vice Minister of Organization Department of the Party Committee of Xinjiang Autonomous Region. From December 1993 to January 1998, he served as a member of the Standing Committee of Discipline Committee and the Deputy Minister of the Party Committee of the Organisation Department of Xinjiang Autonomous Region. From January 1998 to August 1999, he was a member of the Standing Committee of the Disciplinary Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From August 1999 to November 1999, he was a member of the Standing Committee of the Party Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From November 1999 to July 2004, he was a member of Standing Committee of the Party Committee of Xinjiang Autonomous Region and Minister of the Organization Department of the Party Committee of Xinjiang Autonomous Region. Since July 2004, he has been the Vice President of Sinopec Group Company; Mr. Zhou was elected as Director and Vice Chairman of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

         Wang Tianpu, 44, Director of the Board of Directors and President of Sinopec Corp.. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp. Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp. from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp. since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and he is President of Sinopec Corp..

         Zhang Jianhua, 42, Director of the Board of Directors and Senior Vice President of Sinopec Corp.. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a master's degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production & Operation Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp..

         Wang Zhigang, 49, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp.. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a master's degree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February 2000 to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp..

         Dai Houliang, 43, Director of the Board of Directors of Sinopec Corp., Senior Vice President and Chief Finance Officer of Sinopec Corp.. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specializing in organic chemical engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and General Manager of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical

Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as Chairman of BASF-YPC Company Limited from December 2004 to October 2006. He has been the Deputy CFO of Sinopec Corp. from September 2005 to May 2006. Mr. Dai has been Vice President of Sinopec Corp. from November 2005 to May 2006. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp..

         Liu Zhongli, 72, Independent Non-Executive Director of Sinopec Corp.. He graduated from the training course of the Training Department of Central Communist Party School (undergraduate course) in July 1982. He is a senior economist engaging in treasury finance administration and government work for a long time, and has extensive experience in macro-economics, financial and treasury administration. He was working in Commerce Bureau of Heilongjiang Province in 1952 and in Planning Commission of Heilongjiang Provincial Government in 1963. He had served as Deputy Division Director of the General Affairs Office of Planning Commission of Heilongjiang Provincial Government and Deputy Secretary General of Planning Commission of Heilongjiang Provincial Government since September 1973. He was Deputy Director General of Planning Commission of Heilongjiang Provincial Government and a member of Party Committee of Planning Commission of Heilongjiang Provincial Government from July 1982 to May 1983. From May 1983 to May 1985, he was Director General of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government and Secretary of Party Committee of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government. He served as Deputy Governor of Heilongjiang Province from May 1985 to January 1988. He was Vice Minister of the Ministry of Finance and Deputy Secretary of Party Committee of the Ministry of Finance from February 1988 to July 1990. He served as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council from July 1990 to September 1992. From September 1992 to March 1998, he was Minister of the Ministry of Finance and Secretary of Party Committee of the Ministry of Finance and, from February 1994, concurrently Director-General of State Administration of Taxation. From March 1998 to November 2000, he was Head of Economic System Reform Office of the State Council and Secretary of Party Committee of the Economic System Reform Office of the State Council. From August 2000 to March 2003, he was Chairman of National Council for Social Security Fund and Secretary of Party Committee of the National Council for Social Security Fund. He has been a member of the Standing Committee of the Tenth Session of the Chinese People's Political Consultative Conference (CPPCC) and Director-General of the Economics Committee of CPPCC since March 2003. Since October 2004, he has concurrently been Chairman of the Chinese Institute of Certified Public Accountants. Mr. Liu was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

         Shi Wanpeng, 69, Independent Non-Executive Director of Sinopec Corp., a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee. Mr. Shi graduated from Northern Jiaotong University in August 1960 specializing in railway transportation administration. He is a professor level senior engineer. He has long been engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as Vice Minister of the State Economic and Trade Commission. Since January 2003, he has been Chairman of China Packaging Federation. He has been a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People's Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

         Li Deshui, 62, Independent Non-Executive Director of Sinopec Corp.. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduating from university, he was assigned to work at Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Division Director of the First Industrial Planning Division of the Long-term Planning Department of the State Planning Commission. In 1989 he was Division Director of the First Industrial Planning Division of the Long-term Planning Department and Division Director of the First Industrial Planning Division of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Director of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he was Director of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he acted as Vice Mayor of Chongqing Municipality. In November 1999 he worked as Deputy Director of the Research Office of the State Council and a member of the Party Committee. In April 2002, he served as Secretary of the Party Committee and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he served as Secretary of the Party Committee and Head of the State Statistics Bureau, a member of the Monetary Policy Committee of the People's Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations. In March 2005 he served as a member of the Tenth Session of the Chinese People's Political Consultative Conference. In April 2006 he acted as a member of the Economic Commission. In March 2006, he was the consultant of the State Statistics Bureau. Mr. Li was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

         Yao Zhongmin, 54, Director of Sinopec Corp.. Mr. Yao graduated from Dongbei University of Finance & Economics in September 1977 specializing in Infrastructure Finance & Credit and graduated as postgraduate from Zhongnan University of Finance & Economics in December 1996 specializing in Investment Economics with a master's degree. He is a senior Economist. Mr. Yao has worked for a long time in financial investment management related work and has extensive experience in finance investment management. From May 1985 to June 1989, he was a member of the Party Committee of China Construction Bank Henan Branch and its Vice-Chairman. From June 1989 to June 1992, he was leading the work of China Construction Bank Henan Branch, and was Deputy Secretary of the Party Committee and Vice Chairman of the bank. From June 1992 to April 1993, he served as Secretary of the Party Committee and Chairman of China Construction Bank Henan Branch. He served as Vice Governor of Henan Province from April 1993 to January 1994. From January 1994 to March 1998, he was a member of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary Supervision Committee. From March 1998 to June 1998, he was Deputy Secretary of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary and Investigation Committee. From June 1998, he was the Deputy Secretary of the Party Committee of China Development Bank and its Vice-Chairman. Mr. Yao was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

         Fan Yifei, 43, Director of Sinopec Corp.. Mr. Fan graduated from the treasury and finance department of Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master's degree in international economics from Columbia University in 2002. He is a senior accountant. From June 1993 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank successively. From September 1994 to July 1996, he served as Vice General Manager of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. Mr. Fan served as the Assistant to the Governor of China Construction Bank from February 2000 to June 2005, during which he enriched his experience by participating in the Three Gorges project, and also acted as the Assistant to the General Manager of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan acted as Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Supervisors

         The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2009.

Name                           Age       Position with the Company
----                           ---       -------------------------

Wang Zuoran                    56        Chairman of the Board of Supervisors
Zhang Youcai                   65        Vice Chairman, Independent Supervisor
Kang Xianzhang                 58        Supervisor
Zou Huiping                    46        Supervisor
Li Yonggui                     66        Independent Supervisor
Su Wensheng                    50        Employee Representative Supervisor
Zhang Jitian                   59        Employee Representative Supervisor
Cui Guoqi                      53        Employee Representative Supervisor
Li Zhonghua                    55        Employee Representative Supervisor


         Wang Zuoran, 56, Chairman of the Supervisory Board of Sinopec Corp.. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specializing in economic administration. Mr. Wang is a professor level senior economist and has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to the President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. from February 2000 to April 2003. From April 2003 to May 2006, Mr. Wang served as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

         Zhang Youcai, 65, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp.. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director - General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was Vice Minister and member of the Party Committee of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He has been a member of the Standing Committee of the Tenth National People's Congress (NPC) and Deputy Director of its Financial and Economic Committee of NPC from March 2003. Mr. Zhang served as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

         Kang Xianzhang, 58, Supervisor of Sinopec Corp.. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specializing in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specializing in party and political affairs management (bachelor course). He is a senior political engineer. From June 1995 to August 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of Sinopec Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang served as Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

         Zou Huiping, 46, Supervisor of Sinopec Corp.. Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specializing in trade economics. He is a professor level senior accountant. From November 1998 to February 2000, he served as Chief Accountant of Sinopec Group Guangzhou Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of Financial Assets Department of Sinopec Group Company. From December 2001 to March 2006, he was Deputy Director General of Finance Planning Department of Sinopec Group Company. In March 2006, he was Director General of Financial Assets Department of Sinopec Assets Management Co.,Ltd.. Since March 2006, he has been Director General of Audit Department of Sinopec Corp.. Mr. Zou was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

         Li Yonggui, 66, Independent Supervisor of Sinopec Corp.. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965, majoring in treasury finance. He is a senior economist and CPA, and has long been engaged in tax management with extensive management experience in taxation. From February 1985 to December 1988, he was Deputy Director-General of Taxation Bureau of Ministry of Finance. He served as Chief Economist of State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director-General of State Administration of Taxation. He was Chief Economist of State Administration of Taxation from February 1995 to September 2001. Mr. Li has been Chairman of Chinese Association of Certified Public Taxation Experts since April 2000. Mr. Li served as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

         Su Wensheng, 50, Employee Representative Supervisor of Sinopec Corp.. Mr. Su graduated from the General Section of Tsinghua University in December 1980 majoring in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was Deputy Secretary of Party Committee and Secretary of Disciplinary Committee of Beijing Designing Institute of the former Sinopec Group Company. From November 1996 to December 1998, he was Secretary of Party Committee of Beijing Designing Institute. Mr. Su has been Director-General of Ideology & Politics Department and Deputy Secretary of the Affiliated Party Committee of Sinopec Group Company since December 1998. He has been Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Group since December 2001. Mr. Su served as an Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

         Zhang Jitian, 59, Employee Representative Supervisor of Sinopec Corp.. Mr. Zhang graduated from Hohhot Transportation Institute in July 1968 specializing in road and bridge construction, and he also graduated from Sinopec Management Institute in July 1986 specializing in enterprise management (undergraduate course). He is a senior political engineer. From August 1996 to December 1998, he was Deputy Director of Personnel and Educational Department of the former Sinopec Group Company; from December 1998 to September 2005, he was Deputy Director of Personnel and Educational Department of Sinopec Group Company; he has been Deputy Director (remunerate as Director) of Personnel Department of Sinopec Corp. since September 2005. Mr. Zhang was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

         Cui Guoqi, 53, Employee Representative Supervisor of Sinopec Corp.. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 majoring in industrial business management. In January 1997, he obtained a MBA degree from the Business Management School of Renmin University of China. He is a professor level senior political engineer. Mr. Cui has served as Director and Trade Union Chairman of Sinopec Yanshan Petrochemical Company since February 2000. He served as a member of the Executive Committee of All China Federation of Trade Unions in December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. He was Deputy Secretary of Party Committee of Sinopec Yanshan Petrochemical Company from August 2005 to

November 2006. Mr. Cui has been the Deputy Secretary (remunerate as Secretary) of Party Committee of Sinopec Yanshan Petrochemical Company since November 2006. Mr. Cui served as Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

         Li Zhonghua, 55, Employee Representative Supervisor of Sinopec Corp.. Mr. Li graduated from the Correspondence Teaching Department of the Party School of Shengli Oilfield in June 1996 specializing in party and political affairs management (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of Shandong Provincial Party Committee in December 1998 specializing in economic management. He is a professor level senior political engineer. From March 1995 to January 2004, he had been Secretary of Party Committee and Vice General Manager of No. 2 Drilling Company of Shengli Petroleum Administration Bureau; Secretary of Party Committee, General Manager of Offshore Drilling Company of Shengli Petroleum Administration Bureau; and Deputy Party Secretary, General Manager of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau successively. From January 2004 to November 2004, he was Deputy Chief Engineer, Deputy Secretary of Party Committee and General Manager of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau; he has been member of the Standing Committee of Party Committee and Chairman of the Trade Union of Shengli Petroleum Administration Bureau since November 2004. He was Deputy Secretary of Party Committee of Shengli Petroleum Administration Bureau since April 2006. Mr. Li was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.


Other Executive Officers

Name                                 Age  Positions with Sinopec Corp.
----                                 ---  ----------------------------

Cai Xiyou                            45   Senior Vice President
Zhang Kehua                          53   Vice President
Zhang Haichao                        49   Vice President
Jiao Fangzheng                       44   Vice President
Chen Ge                              44   Secretary of the Board of Directors

         Cai Xiyou, 45, Senior Vice President of Sinopec Corp.. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, he was Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was Deputy General Manager of Sinopec Sales Company, and from June 2001 to December 2001, he was Executive Deputy Manager of Sinopec Sales Company. He has been Director and General Manager of China International United Petrochemical Company Limited (UNIPEC) from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.

         Zhang Kehua, 53, Vice President of Sinopec Corp. Mr. Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a senior engineer and had his master's degree from University of Petroleum majoring in management science and engineering in December 2000. He was Deputy Manager of No. 3 Construction Company of the former Sinopec Group Company from February 1994 to April 1996. From April 1996 to December 1998, he was Deputy Director General (Deputy Manager of Sinopec Engineering Incorporation) of the Engineering Department of the former Sinopec Group Company. He was Deputy Director General of the former Engineering Department of Sinopec Group Company from December 1998 to December 2001 and was Deputy Director General of Engineering Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was Director General of Engineering Department of Sinopec Group Company from September 2002 to October 2004. Mr. Zhang has served as the Assistant to the President of Sinopec Group Company and Director General of Engineering Department since October 2004. Mr. Zhang has been Vice President of Sinopec Corp. since May 2006.

         Zhang Haichao, 49, Vice President of Sinopec Corp.. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration program at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. since April 2004. He was Secretary of the Party Committee, Vice Chairman and Deputy General
Manager of Sinopec Sales Co., Ltd. from October 2004 to November 2005. He was Secretary of Party Committee, Chairman and General Manager of Sinopec Sales
Co., Ltd. from November 2005 to June 2006. He has been Chairman and General Manager of Sinopec Sales Co., Ltd. since June 2006. He served as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

         Jiao Fangzheng, 44, Vice President of Sinopec Corp.. Mr. Jiao won his bachelor's degree in petroleum exploration and won his doctoral degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. From January 1999 to February 2000, he was Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then served as Deputy Manager and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Group Company from February 2000 to February 2001. He was Vice President of Sinopec Exploration and Production Research Institute from July 2000 to March 2001. He then served as Deputy Director General of Sinopec Oilfield E & P Department from March 2001 to June 2004. Since June 2004, he served as Manager of the Northwest Company of Sinopec Group Company. Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

         Chen Ge, 44, Secretary to the Board of Directors of Sinopec Corp.. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained his MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of the Board Secretariat of Sinopec Corp.. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

             B.   COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

         Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

         The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2006.

                                                          Remuneration paid by
Name                       Position with the Company       the Company in 2006
-------------------------  -----------------------------  ----------------------
                                                                 (RMB thousand)
Directors
---------
Chen Tonghai               Chairman                                           0
Zhou Yuan                  Vice Chairman                                      0
Wang Tianpu                Director, President                              616
Zhang Jianhua              Director, Senior Vice
                           President                                        576
Wang Zhigang               Director, Senior Vice
                           President                                        576
Dai Houliang               Director, Senior Vice
                           President, CFO                                   446
Liu Zhongli                Independent Non-executive
                           Director                                         109
Shi Wanpeng                Independent Non-executive
                           Director                                         121

Li Deshui                  Independent Non-executive
                           Director                                         109
Yao Zhongmin               Director                                          35
Fan Yifei                  Director                                          35
Wang Jiming                Vice Chairman (till May
                           2006)                                            149
Mou Shuling                Director (till May 2006)                         115
Zhang Jiaren               Director, CFO (till May
                           2006)                                            122
Cao Xianghong              Director (till May 2006)                         144
Liu Genyuan                Director (till May 2006)                           0
Gao Jian                   Director (till May 2006)                           0
Chen Qingtai               Independent Non-executive
                           Director (till May 2006)                          12
Ho Tsu Kwok Charles        Independent Non-executive
                           Director (till May 2006)                           9
Zhang Youcai               Independent Non-executive
                           Director (till May 2006)                           9
Cao Yaofeng                Employee Representative
                           Director (till May 2006)                         113

Supervisors
-----------
Wang Zuoran                Chairman of Supervisory
                           Committee                                          0
Zhang Youcai               Vice Chairman,
                           Independent Supervisor                           109
Kang Xianzhang             Supervisor                                         0
Zou Huiping                Supervisor                                       102
Li Yonggui                 Independent Supervisor                           121
Su Wensheng                Employee Representative
                           Supervisor                                       354
Zhang Jitian               Employee Representative
                           Supervisor                                       102
Cui Guoqi                  Employee Representative
                           Supervisor                                       329
Li Zhonghua                Employee Representative
                           Supervisor                                        94
Zhang Chongqing            Supervisor (till May 2006)                         0
Wang Peijun                Supervisor (till May 2006)                         0
Wang Xianwen               Supervisor (till May 2006)                         0
Zhang Baojian              Supervisor (till May 2006)                         0
Cui Jianmin                Independent Supervisor
                           (till May 2006)                                    9
Zhang Xianglin             Employee Representative
                           Supervisor (till May 2006)                       239

Other Executive officers
------------------------
Cao Xiyou                  Senior Vice President                            518
Zhang Kehua                Vice President                                   123
Zhang Haichao              Vice President                                   415
Jiao Fangzheng             Vice President                                    35

Chen Ge                    Secretary to the Board of
                           Directors                                        355

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

         The members of audit committee are Liu Zhongli, Shi Wanpeng and Li Deshui. The members of strategy committee are Wang Tianpu, Zhang Jianhua, Wang Zhigang, Li Deshui, Yao Zhongmin and Fan Yifei. The members of remuneration and evaluation committee are Liu Zhongli, Shi Wanpeng, Li Deshui and Dai Houliang.

             D.   EMPLOYEES

         As of December 31, 2004, 2005 and 2006, we had approximately 389,451, 364,528 and 340,886 employees. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2006.

     By Segment                                                               Percentage of Total Number of
                                                 Number of Employees                   Employees (%)
                                                 -------------------          -----------------------------
     Exploration and Production ........               112,702                             33.1
     Refining ..........................                81,352                             23.8
     Marketing and Distribution ........                61,269                             18.0
     Chemicals .........................                77,185                             22.6
     Corporate and Others ..............                 8,378                              2.5
     Total..............................               340,886                            100.0

     By Employee's Scope of Work                                              Percentage of Total Number of
                                                 Number of Employees                   Employees (%)
                                                 -------------------          -----------------------------
     Production.........................               173,415                             50.9
     Sales..............................                60,479                             17.7



     Technical..........................                44,525                             13.1
     Finance............................                 8,991                              2.6
     Administration.....................                27,270                              8.0
     Others.............................                26,206                              7.7
     Total..............................               340,886                            100.0

     By Education                                                             Percentage of Total Number of
                                                 Number of Employees                   Employees (%)
                                                 -------------------          -----------------------------
     Master's degree and above.........                  4,392                              1.3
     University .......................                 54,764                             16.1
     Tertiary education................                 72,728                             21.3
     Technical/polytechnic school......                 34,416                             10.1
     Secondary, technical/polytechnic
     school or below...................                174,586                             51.2
     Total.............................                340,886                            100.0


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

         We have implemented an employee reduction plan since 2001 by means of retirement, voluntary resignation and/or redundancy to enhance our efficiency and operating profit. In 2006, we recorded employee reduction expenses of approximately RMB 236 million relating to the reduction of 4,000 employees.

             E.   SHARE OWNERSHIP

         Our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

             A.   MAJOR SHAREHOLDERS

         The following table sets forth information regarding our major shareholders as of April 6, 2007.

                                              Number of
                                            Shares Owned       Percentage of
Shareholder                                (in millions)        Ownership (%)
-----------                                ---------------   ------------------
Sinopec Group Company....................     65,758.04            75.84

         As of January 1, 2004, Sinopec Group Company held 55.06% of our total outstanding shares. In 2004 and 2005, China Development Bank ("CDB") and China Cinda Asset Management Corporation ("Cinda") transferred a total of approximately 8.1 billion and 5.9 billion state-owned shares of us to Sinopec Group Company, respectively. In 2006, China Orient Asset Management Corporation, Cinda and CBD transferred a total of approximately 4.8 billion state-owned shares of us to Sinopec Group Company. On September 25, 2006, pursuant to our reform plan to convert all non-tradable domestic shares into tradable domestic shares, our shareholders of non-tradable shares, including Sinopec Group Company, transferred a total of 784 million shares to our shareholders of tradable A-shares at no additional cost, and obtained the rights to list their shares for trading on Shanghai Stock Exchange with certain selling restrictions. As a result of the above share transfers and the reform, Sinopec Group Company held 75.84% of our total outstanding shares as of April 6, 2007.

         As of March 30, 2007, we had 66,337,951,000 tradable shares with selling restrictions, 16,780,488,000 H shares and 3,584,000,000 A shares outstanding. As of March 30, 2007, 1,327,715,600 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement.

Citibank, N.A. has advised us that, as of March 30, 2007, 13,277,156 ADSs, representing 1,327,715,600 H shares, were held of record by Cede & Co. and 62 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

             B.   RELATED PARTY TRANSACTIONS

         Sinopec Group Company owns 75.84% of our outstanding equity as of April 6, 2007. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

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

         On March 31, 2006, we entered into a supplemental agreement to amend the terms of the various related party transactions with Sinopec Group Company. The supplemental agreement is filed as an exhibit to this annual report on Form 20-F, and brief summary of major changes of the supplemental agreement is set forth below:

         o the Product Agency Agreement shall be terminated immediately as of the date of the Supplemental Agreement;

         o the term of the Agreement for Provision of Culture, Education, Hygiene and Community Services shall be extended to December 31, 2009 starting from January 1, 2007; and

         o the term of the Agreement for Mutual Provision of Products and Ancillary Services shall be extended to December 31, 2009 starting from January 1, 2007.

         In addition, we have amended the Land Use Rights Leasing Contract and Property Leasing Contract several times since 2000 to reflect the changes in rental areas due to our acquisitions of various assets from Sinopec Group Company as well as rent adjustments. On March 31, 2006, we entered into a memorandum on adjustment of the rent of land use rights with Sinopec Group Company. Pursuant to the memorandum, the parties confirmed that the aggregate areas of the Land Use Rights Leasing Contract were 426 million square meters, and agreed that the total annual rents shall be RMB 3.1 billion.

         Our aggregate amount of connected transactions actually occurred during 2006 was RMB 228.8 billion, of which, incoming trade amounted to RMB 99.5 billion, and outgoing trade amounted to RMB 129.3 billion (including, RMB 129.2 billion of sales of products and services, RMB 52 million of interest earned, RMB 60 million of income from agency fee). All of these transactions satisfied the conditions of waiver granted by the Hong Kong Stock Exchange. In 2006, the products and services provided by Sinopec Group Company (procurement, storage, transportation, exploration and production services, production-related services) to us were RMB 87.8 billion, representing 8.9% of our operating expenses for year 2006, a decrease of 0.7 percentage points compared with those in 2005, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to us were RMB 1.7 billion, representing 0.17% of the operating expenses, with a slight decrease compared with 0.23% in the preceding year, which were within the cap of 2% for waiver. In 2006, the product sales from us to Sinopec Group Company amounted to RMB 76.8 billion, representing 7.16% of our operating revenue, which were within the cap of 14% for waiver. With regard to the Leasing Agreement for Land Use Rights, the amount of rent paid by us as of December 31, 2006 was approximately RMB 3.2 billion. In 2006, we paid an insurance premium of approximately RMB 1.3 billion to Sinopec Group Company under the terms of its SPI Fund.

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

         Dividends may be paid only out of our distributable profits (less allocations to the statutory surplus reserve funds which are 10% of our net income determined in accordance with the PRC Accounting Rules and Regulations) and may be subject to PRC withholding tax. Our articles of association limit our distributable profits to the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and IFRS. Subject to the above, we currently expect that we will distribute as dividends up to 40% of our distributable profits.

         In accordance with the board resolution adopted on April 6, 2007, our board has proposed a final dividend of RMB 0.15 per ordinary share for the year ended December 31, 2006, which is equivalent to RMB 15.0 per ADS. After deducting the interim dividends distribution of RMB 0.04 per ordinary share, the year end dividend is RMB 0.11 per ordinary share, which is equivalent to RMB 11 per ADS. The total dividend to be paid amounted to approximately RMB 9,537 million. The resolution is subject to the approval by the general shareholders' meeting.

             B.   SIGNIFICANT CHANGES

         None

ITEM 9.      THE OFFER AND LISTING

             A.   OFFER AND LISTING DETAILS

         Not applicable, except for Item 9A (4) and Item 9C.

         Our H Shares have been listed on the Hong Kong Stock Exchange (Code:
0386), and our ADSs, each representing 100 H Shares, have been listed on the New York Stock Exchange and the London Stock Exchange under the symbol "SNP", since we completed our initial public offering on October 19, 2000. Prior to that time, there was no public market for our H Shares. The Hong Kong Stock Exchange is the principal non-U.S. trading market for our H Shares. Our publicly traded domestic shares, or A hares, are listed on the Stock Exchange of Shanghai since August 8, 2001 (Code: 600028).

         The following table sets forth, for the periods indicated, the high and low closing prices per H Share, as reported on the Stock Exchange of Hong Kong, per ADS, as reported on the New York Stock Exchange and per A share, as reported on the Stock Exchange of Shanghai.

                                  The Stock Exchange of      The New York Stock       The Shanghai Stock
                                         Hong Kong                Exchange                  Exchange
                                         ---------                --------                  --------
Period                             High          Low          High        Low          High          Low
       Past 6 months              (HK dollar per H share)    (US dollar per ADS)       (RMB per A share)
2007          April (up to            6.90            6.63      87.76       85.78         10.34         10.02
              April 4)
              March                   6.65            6.57      86.22       72.92          9.97          8.56
              February                6.78            6.25      86.27       79.25          9.89          8.37
              January                 7.32            6.30      92.23       80.92         11.20          9.20
              December                7.20            6.23      92.64       80.58          9.15          7.55
              November                6.32            5.39      80.89       69.05          8.20          6.49
2006          October                 5.40            4.67      69.37       60.64          6.43          5.30


       Quarterly Data
2007          First Quarter
2006          Fourth Quarter          7.20            4.67      92.64       60.64          9.15          5.30
              Third Quarter           4.92            4.15      63.12       53.17          6.80          5.67
              Second Quarter          5.50           3.775      71.94       47.40          7.24          5.09
              First Quarter           5.00           3.875      63.73       50.29          5.39          4.58
2005          Fourth Quarter          3.90           3.075      50.58       39.80          4.66          3.78
              Third Quarter           3.75            3.00      47.48       38.47          4.62          3.41
              Second Quarter         3.225            2.75      41.08       35.55          4.38          3.25
              First Quarter          3.575           2.950      45.42       38.26          4.52          3.89

        Annual Data
2006                                  7.20           3.775      92.64       47.40          9.15          4.58
2005                                  3.90            2.75      50.58       35.55          4.66          3.25
2004                                  3.85           2.475      49.90       32.08          5.77          4.26
2003                                 3.475            1.24      44.41       17.30          5.06          2.94
2002                                  1.44            1.05      18.33       13.50          3.90          3.01


-----------
Source: Bloomberg

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

         Dividends may only be distributed after allowance has been made for:

         o   recovery of losses, if any;
         o   allocations to the statutory surplus reserve fund; and
         o allocations to a discretionary surplus reserve fund if approved by the shareholders.

         The allocations to the statutory surplus reserve fund shall be 10% of our net income determined in accordance with PRC accounting rules and regulations.

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

Sources of Shareholders' Rights

     The PRC's legal system is based on written statutes and is a system in which decided legal cases have little precedent value. The PRC's legal system is similar to civil law systems in this regard. In 1979, the PRC began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People's Congress adopted the PRC Company Law. On October 27, 2005, the PRC Company law was amended by the Standing Committee of the 10th National People's Congress, and came into force on January 1, 2006. The amended PRC Company Law enhanced the protection of shareholders' rights primarily in the following regards:

         o Shareholders holding 10 percent or more of the shares of the company are entitled to petition the court to dissolve the company if (i) the company is in serious operational difficulties; (ii) its continuing existence will seriously prejudice the interests of the shareholders; and (iii) such difficulties cannot be resolved through any other means;
         o Shareholders holding 1 percent or more of the shares of the company for more than 180 consecutive days are entitled to request the board of supervisors (in terms of directors and senior management) or the board of directors (in terms of supervisors) to bring legal proceedings, or bring legal proceedings in their own name on behalf of the company where it is in emergency and the company will be subject to irreparable loss if not to do so, against directors, supervisors or senior management who fail to comply with the laws and regulations or the company's articles of association in the course of performing their duties and cause loss to the company;

         o Shareholders who oppose the company's decision on merger or separation are entitled to request the company to repurchase their shares; and

         o Shareholders holding 10 percent or more of the voting rights of the company are entitled to convene a shareholders' meeting.


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

         In accordance with the New Corporate Income Tax Law that will become effective on January 1, 2008, dividends paid by PRC companies to foreign enterprises with no permanent establishment in China are generally subject to a PRC withholding tax levied at a flat rate of 20%. However, such withholding tax may be exempted or reduced by the State Council. As the State Council has not yet promulgated any regulations on exemption or reduction of the withholding tax as of the date of this annual report, it may become applicable to holders of H shares and ADSs as of January 1, 2008, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions.

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

         In accordance with the New Corporate Income Tax Law, capital gains realized by foreign enterprises with no permanent establishment in China upon the sale of oversea shares are generally subject to a PRC withholding tax levied at a flat rate of 20%. However, such withholding tax may be exempted or reduced by the State Council under the New Corporate Income Tax Law. As the State Council has not yet promulgated any regulations on exemption or reduction of the withholding tax as of the date of this annual report, it may become applicable to holders of H shares and ADSs as of January 1, 2008, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions.

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

         General

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

         Dividends

         Any cash distributions paid by Sinopec Corp. out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and the People's Republic of China which the Secretary of Treasury of the United States determined is satisfactory for these purposes and Sinopec Group, presently believes that it is eligible for the benefits of such treaty. Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. Cash distributions paid by Sinopec Corp. in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in its shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar - Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder. Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of Hong Kong dollars generally will be U.S. source income or loss. Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

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

Foreign Exchange Rate Risk

         The Renminbi is not a freely convertible currency. With the authorization from the PRC government, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on July 21, 2005. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition. However, we believe that significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our capital expenditure program.

         The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2006 and 2005. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

         The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2006 and 2005. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

As of December 31, 2006:


                                                         Expected maturity
                                  ------------------------------------------------------------------
                                     2007       2008      2009       2010       2011    thereafter    Total     Fair value
                                     ----       ----      ----       ----       ----    ----------    -----     ----------
                                          (RMB equivalent in millions, except interest rates)
                                          ---------------------------------------------------

Assets

Cash and cash equivalents
       In United States dollar           761          -         -          -          -          -         761          761
       In Hong Kong dollar                27          -         -          -          -          -          27           27
       In Japanese yen                    17          -         -          -          -          -          17           17
       In Euro                            23          -         -          -          -          -          23           23

Liabilities

Debts in United States dollar
<       Fixed rate                      4,236        220       196        195        113        521       5,481        5,362
       Average interest rate            5.3%       3.3%      3.1%       2.7%       2.2%       2.0%
       Variable rate                   3,902        527       537        546        561      1,305       7,378        7,378
       Average interest rate (1)        6.0%       6.0%      6.0%       6.0%       6.0%       6.0%

Debts in Japanese yen
       Fixed rate                        165         95        95         95         68        775       1,293        1,479
       Average interest rate            2.8%       2.6%      2.6%       2.6%       2.6%       2.6%
       Variable rate                     361        260       256        180        180        183       1,420        1,420
       Average interest rate (1)        3.2%       3.2%      3.1%       3.0%       3.0%       2.1%

Debts in Hong Kong dollar
       Fixed rate                         50          -         -          -          -          -          50           50
       Average interest rate            4.7%          -         -          -          -          -
       Variable rate                   8,213          -         -          -          -          -       8,213        8,213
       Average interest rate (1)        4.5%          -         -          -          -          -


Debts in Euro
       Fixed rate                         25         25        25         26          -          -         101          106
       Average interest rate            6.7%       6.7%      6.7%       6.7%          -          -



(1) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31,2006.


As of December 31, 2005:


                                                        Expected maturity
                                  ---------------------------------------------------------------
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

         Our debts consist of fixed and variable rate debt obligations with original maturities ranging from 1 to 25 years. Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

         The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2006 and 2005.


          As of December 31, 2006:


                                              Expected maturity
                             ----------------------------------------------------
                               2007     2008    2009    2010     2011   thereafter  Total    Fair value
                               ----     ----    ----    ----     ----   ----------  -----    ----------
                               (RMB equivalent in millions, except interest rates)
                               ---------------------------------------------------
Assets

Cash and cash equivalents
     In Renminbi                 7,260        -       -       -        -        -     7,260     7,260
     In United States dollar       761        -       -       -        -        -       761       761
     In Hong Kong dollar            27        -       -       -        -        -        27        27
     In Japanese yen                17        -       -       -        -        -        17        17
     In Euro                        23        -       -       -        -        -        23        23

Time deposits with financial institutions

     In Renminbi                   635        -       -       -        -        -       635       635

Liabilities

Debts in Renminbi
     Fixed rate                 40,293   24,125   8,057   2,477      258   41,031   116,241   115,767(1)
     Average interest rate        4.7%     5.2%    5.0%    4.8%     4.7%     0.6%
     Variable rate               1,515    1,277  10,895   7,315    4,130    2,516    27,648    27,648
     Average interest rate (2)    5.6%     5.6%    5.6%    5.8%     5.9%     6.1%

Debts in United States dollar
     Fixed rate                  4,236      220     196     195      113      521     5,481     5,362
     Average interest rate        5.3%     3.3%    3.1%    2.7%     2.2%     2.0%
     Variable rate               3,902      527     537     546      561    1,305     7,378     7,378
     Average interest rate (2)    6.0%     6.0%    6.0%    6.0%     6.0%     6.0%

Debts in Japanese yen
     Fixed rate                    165       95      95      95       68      775     1,293     1,479
     Average interest rate        2.8%     2.6%    2.6%    2.6%     2.6%     2.6%
     Variable rate                 361      260     256     180      180      183     1,420     1,420
     Average interest rate (2)    3.2%     3.2%    3.1%    3.0%     3.0%     2.1%

Debts in Hong Kong dollar
     Fixed rate                     50        -       -       -        -        -        50        50
     Average interest rate        4.7%        -       -       -        -        -
     Variable rate               8,213        -       -       -        -        -     8,213     8,213
     Average interest rate (2)    4.5%        -       -       -        -        -

Debts in Euro
     Fixed rate                     25       25      25      26        -        -       101       106
     Average interest rate        6.7%     6.7%    6.7%    6.7%        -        -



(1)   Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)   The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2006.


As of December 31, 2005:


                                                               Expected maturity
                                       --------------------------------------------------------------------
                                          2006        2007       2008        2009     2010     thereafter   Total    Fair value
                                          ----        ----       ----        ----     ----     ----------   -----    ----------
                                                (RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
        In Renminbi                        13,346        -           -         -         -          -       13,346      13,346
        In United States dollar               617        -           -         -         -          -          617         617
        In Hong Kong dollar                    66        -           -         -         -          -           66          66
        In Japanese yen                        19        -           -         -         -          -           19          19
        In Euro                                21        -           -         -         -          -           21          21

Time deposits with financial institutions
        In Renminbi                         1,002        -           -         -         -          -        1,002       1,002

Liabilities

Debts in Renminbi
        Fixed rate                         29,198   16,233      24,508     5,787      5,517    41,586      122,829     122,588(1)
        Average interest rate                4.5%     5.1%        5.1%      5.0%       5.0%      0.7%
        Variable rate                       1,418    1,167         420     1,158      3,265     2,685       10,113      10,113
        Average interest rate (2)            5.3%     5.4%        5.4%      5.4%       5.4%      5.5%

Debts in United States dollar
        Fixed rate                          2,471      304         250       203       192        616        4,036       3,982
        Average interest rate                4.4%     3.6%        3.2%      2.9%      2.3%       1.4%
        Variable rate                       8,506    1,521         354       356       356      2,930       14,023      14,023
        Average interest rate (2)            5.2%     5.2%        5.2%      5.2%      5.2%       5.2%

Debts in Japanese yen
        Fixed rate                            246      172         101       101        94        883        1,597       1,888
        Average interest rate                3.0%     2.8%        2.6%      2.6%      2.6%       2.6%
        Variable rate                         370      355         262       269       178        363        1,797       1,797
        Average interest rate (2)            2.6%     2.6%        2.8%      2.8%      3.0%       3.0%

Debts in Hong Kong dollar
        Fixed rate                            788        -           -         -         -          -          788         788
        Average interest rate                4.1%        -           -         -         -          -
        Variable rate                         196       12           -         -         -          -          208         208
        Average interest rate (2)            4.9%     4.8%
                                                                      -         -         -          -

Debts in Euro
        Fixed rate                             24       23          23        24        23          -          117         125
        Average interest rate                6.7%     6.7%        6.7%      6.7%      6.7%          -



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

         None

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                   USE OF PROCEEDS

             A.   MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

         None

             B.   USE OF PROCEEDS

         Not applicable



ITEM 15. CONTROLS AND PROCEDURES


Disclosure Controls and Procedures

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

Management's Report on Internal Control over Financial Reporting

         Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards and generally accepted accounting principles in the United States of America.

         Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2006. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006 based on the these criteria.

         KPMG, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on our management's assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

         We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that China Petroleum & Chemical Corporation and subsidiaries (the "Group") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Group's internal control over financial reporting based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

         A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         In our opinion, management's assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by COSO. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by COSO.

         We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2005 and 2006, and the related consolidated statements of income, cash flows and equity for each of the years in the three-year period ended December 31, 2006, and our report dated April 6, 2007 expressed an unqualified opinion on those consolidated financial statements.



/s/ KPMG
Hong Kong, China
April 6, 2007

Changes in Internal Control over Financial Reporting


         During the year ended December 31, 2006, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.       RESERVED

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

         The board of directors has determined that Mr. Liu Zhongli qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Liu was appointed as an independent non-executive director and a member of the audit committee of the third board of our company in May 2006. For Mr. Liu's biographical information, see "Item 6 Directors, Senior Management and Employees - A. Directors, members of the supervisory committee and senior management."

ITEM 16B.      CODE OF ETHICS

          As of the date of this annual report, we do not have, in form, a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Our principal executive officers, Mr. Chen Tonghai (Chairman) and Mr. Wang Tianpu (President), and our principal financial officer, Mr. Dai Houliang (CFO), currently also serve as our directors and are thus subject to the director service contracts that they have with us. Under the director service contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry out any activities detrimental to the interests of our company. Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2005 and 2006:

             Audit Fees       Audit-Related Fees    Tax Fees         Other Fees
             ----------       ------------------    --------         ----------
2005      RMB 72 million              --                 --                --
2006      RMB 81 million              --                 --                --

         Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.      PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
               PURCHASERS

         None.

PART III

ITEM 17.       FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.       FINANCIAL STATEMENTS

         See F-pages following Item 19.

ITEM 19.       EXHIBITS

1* Articles of Association of the Registrant, amended and adopted by the shareholders' meeting on May 24, 2006 (English translation).

4.1* Forms of Director Service Contracts dated May 24, 2006 (English translation).

4.2* Forms of Supervisor Service Contracts dated May 24, 2006 (English translation).

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

4.15* Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 11, 2001 (English translation).

4.16* Land Use Right Leasing Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2003 (English translation).

4.17* 2004 Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated October 31, 2004 (English translation).

4.18* Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation).

4.19* Supplementaral Agreement on Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation).

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

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Report of independent registered public accounting firm ....................F-2


Consolidated statements of income for the years ended
December 31, 2004, 2005 and 2006 ...........................................F-3


Consolidated balance sheets as of December 31, 2005 and 2006................F-4


Consolidated statements of cash flows for the years ended
December 31, 2004, 2005 and 2006............................................F-5


Consolidated statements of equity for the years ended December 31, 2004,
2005 and 2006...............................................................F-7


Notes to consolidated financial statements..................................F-8


Supplemental information on oil and gas producing activities (unaudited)....F-71

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

     We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries (the "Group") as of December 31, 2005 and 2006, and the related consolidated statements of income, cash flows and equity for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

     International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 6, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.



/s/ KPMG
Hong Kong, China
April 6, 2007


                            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF INCOME
                              FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
                                  (Amounts in millions, except per share data)


                                                                                 Years ended December 31,
                                                                              --------------------------------

                                                                   Note         2004         2005         2006
                                                                   ----     -----------  -----------  ---------
                                                                                 RMB          RMB          RMB

       Operating revenues
            Sales of goods.......................................             597,318      799,259    1,044,652
            Other operating revenues.............................    3         22,597       24,013       26,750
                                                                            -----------  -----------  ---------
                                                                              619,915      823,272    1,071,402

       Other income                                                  4              -        9,415        5,000

       Operating expenses
            Purchased crude oil, products and operating supplies
               and expenses......................................            (442,503)    (651,201)    (861,437)
            Selling, general and administrative expenses.........             (32,969)     (33,880)     (37,758)
            Depreciation, depletion and amortization.............             (32,493)     (31,618)     (34,235)
            Exploration expenses, including dry holes............              (6,396)      (6,411)      (7,983)
            Personnel expenses...................................    5        (18,719)     (18,649)     (19,857)
            Employee reduction expenses..........................    6           (919)        (369)        (236)
            Taxes other than income tax..........................    7        (16,347)     (17,185)     (28,639)
            Other operating expenses, net........................    8         (6,678)      (5,128)      (2,437)
                                                                            -----------  -----------  ---------
                 Total operating expenses........................            (557,024)    (764,441)    (992,582)
                                                                            -----------  -----------  ---------
       Operating income..........................................              62,891       68,246       83,820
                                                                            -----------  -----------  ---------

       Finance costs
            Interest expense.....................................    9         (4,583)      (5,926)      (7,437)
            Interest income......................................                 378          384          555
            Foreign exchange losses..............................               (223)          (79)        (153)
            Foreign exchange gains...............................                  61          996          935
                                                                            -----------  -----------  ---------
                 Net finance costs...............................              (4,367)      (4,625)      (6,100)
       Investment income.........................................                 121          178          256
       Income from associates....................................                 797          857          947
                                                                            -----------  -----------  ---------
       Income before income tax..................................              59,442       64,656       78,923
       Income tax................................................   10        (18,091)     (19,880)     (23,515)
                                                                            -----------  -----------  ---------
       Net income   .............................................              41,351       44,776       55,408
                                                                            ===========  ==========   ==========

       Attributable to:
                Equity shareholders of the Company...............              35,335       41,455       53,912
                Minority interests...............................               6,016        3,321        1,496
                                                                            -----------  -----------  ---------
       Net income   .............................................              41,351       44,776       55,408
                                                                            ===========  ==========   ==========

       Basic and diluted earnings per share......................   11           0.41         0.48         0.62
                                                                            ===========  ==========   ==========

       Weighted average number of shares.........................   11         86,702       86,702       86,702
                                                                            ===========  ==========   ==========


                          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2005 AND 2006
                              (Amounts in millions)

                                                                             December 31,
                                                                             ------------
                                                            Note         2005           2006
                                                                         -----          -----
                                                                          RMB            RMB
                             ASSETS
Current assets
  Cash and cash equivalents.................................             14,069           8,088
  Time deposits with financial institutions.................              1,002             635
  Trade accounts receivable, net............................ 12          14,646          15,590
  Bills receivable..........................................              7,167           8,757
  Inventories............................................... 13          89,519          93,436
  Prepaid expenses and other current assets................. 14          20,654          18,961
                                                                       --------        --------
       Total current assets.................................            147,057         145,467
                                                                       --------        --------
Non-current assets
  Property, plant and equipment, net........................ 15         317,382         366,475
  Construction in progress.................................. 16          54,380          53,180
  Goodwill.................................................. 17           2,203          14,325
  Investments............................................... 18           3,151           2,582
  Interest in associates.................................... 19           9,267          11,617
  Deferred tax assets....................................... 21           6,072           7,158
  Lease prepayments.........................................              2,407           2,937
  Long-term prepayments and other assets.................... 22           7,121           8,049
                                                                       --------        --------
       Total non-current assets.............................            401,983         466,323
                                                                       --------        --------
       Total assets.........................................            549,040         611,790
                                                                       ========        ========
                     LIABILITIES AND EQUITY
Current liabilities
  Short-term debts.......................................... 23          40,411          53,359
  Loans from Sinopec Group Company and its affiliates....... 23           2,805           5,401
  Trade accounts payable.................................... 24          53,817          52,125
  Bills payable.............................................             23,243          21,685
  Accrued expenses and other payables....................... 25          49,523          69,056
  Income tax payable........................................              5,212           9,176
                                                                       --------        --------
       Total current liabilities............................            175,011         210,802
                                                                       --------        --------
Non-current liabilities
  Long-term debts........................................... 23          72,359          69,970
  Loans from Sinopec Group Company and its affiliates....... 23          39,933          39,095
  Deferred tax liabilities.................................. 21           5,975           6,339
  Other liabilities.........................................                782             795
                                                                       --------        --------
       Total non-current liabilities........................            119,049         116,199
                                                                       --------        --------
       Total liabilities....................................            294,060         327,001
                                                                       --------        --------
Equity
  Share capital............................................. 26          86,702          86,702
  Reserves.................................................. 27         137,599         176,143
                                                                       --------        --------
  Total equity attributable to equity shareholders of the
       Company                                                          224,301         262,845
  Minority interests........................................             30,679          21,944
                                                                       --------        --------
       Total equity.........................................            254,980         284,789
                                                                       --------        --------
       Total liabilities and equity.........................            549,040         611,790
                                                                       ========        ========

                          See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
                              (Amounts in millions)


                                                                               Years ended December 31,
                                                                               -----------------------
                                                                     Note        2004        2005       2006
                                                                                 ----        ----       ----
                                                                                  RMB         RMB        RMB
Net cash generated from operating activities......................   (a)       68,941      78,214     95,875
                                                                            ---------   ------------  ------
Cash flows from investing activities
     Capital expenditure..........................................            (64,313)    (63,993)  (70,604)
     Exploratory wells expenditure................................             (4,959)     (5,810)   (7,985)
     Capital expenditure of jointly controlled entities...........             (6,035)     (2,474)     (382)
     Purchase of investments, investments in associates and
        subsidiaries, net of cash acquired........................             (1,305)     (3,650)   (3,571)
     Proceeds from disposal of investments and investments in
        associates................................................                186       1,264        717
     Proceeds from disposal of property, plant and equipment......                322         567        406
     Acquisition of minority interests in subsidiaries............                 --      (4,324)  (21,971)
     Purchase of time deposits with financial institutions........             (1,932)       (565)     (916)
     Maturity of time deposits with financial institutions........              2,217       1,462      1,283
                                                                            ---------   ------------  ------
          Net cash used in investing activities...................            (75,819)    (77,523) (103,023)
                                                                            ---------   ------------  ------
Cash flows from financing activities
     Proceeds from bank and other loans...........................            403,201     554,187    764,659
     Proceeds from bank and other loans of jointly controlled
        entities..................................................              3,014       3,954         87
     Proceeds from issuance of corporate bonds...................               3,472       9,875     22,689
     Repayments of bank and other loans...........................           (388,811)   (557,692) (754,159)
     Repayment of corporate bonds.................................                 --          --   (21,000)
     Distributions to minority interests..........................               (823)     (1,682)     (852)
     Contributions from minority interests........................              1,008         129      1,255
      Dividend paid...............................................             (8,670)    (10,404)  (11,271)
      Distributions to Sinopec Group Company......................             (3,741)     (3,218)     (216)
                                                                            ---------   ------------  ------
          Net cash generated from/(used in) financing activities                8,650      (4,851)     1,192
                                                                            ---------   ------------  ------
Net increase/(decrease) in cash and cash equivalents..............              1,772      (4,160)   (5,956)
Effect of foreign exchange rate changes...........................                  1         (22)      (25)
Cash and cash equivalents at January 1............................             16,478      18,251     14,069
                                                                            ---------   ------------  ------
Cash and cash equivalents at December 31..........................             18,251      14,069      8,088
                                                                            =========   ============  ======

         See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
                              (Amounts in millions)


(a) Reconciliation of income before income tax to net cash generated from operating activities

     The reconciliation of income before income tax to net cash generated from operating activities is as follows:


                                                                       Years ended December 31,
                                                                       -------------------------
                                                                      2004       2005        2006
                                                                     ------     ------       -----
                                                                      RMB         RMB         RMB
 Operating activities
 Income before income tax..........................................  59,442     64,656      78,923
      Adjustment for:
      Depreciation, depletion and amortization.....................  32,493     31,618      34,235
      Dry hole cost................................................   2,976      2,992       3,960
      Income from associates.......................................    (797)      (857)       (947)
      Investment income............................................    (121)      (178)       (256)
      Interest income..............................................    (378)      (384)       (555)
      Interest expense.............................................   4,583      5,926       7,437
      Unrealized foreign exchange losses/(gains)...................     150       (852)       (689)
      Loss on disposal of property, plant and equipment, net.......   1,697      2,098       1,646
      Impairment losses on long-lived assets.......................   3,919      1,851         825
                                                                    -------    -------      -------
 Operating income before changes in working capital................ 103,964    106,870     124,579
      Increase in trade accounts receivable........................    (521)    (4,759)       (737)
      (Increase)/decrease in bills receivable......................  (1,495)       652      (1,570)
      Increase in inventories...................................... (16,526)   (25,037)     (3,112)
      Decrease in prepaid expenses and other current assets........   2,930      1,786         371
      Decrease/(increase) in lease prepayments.....................     187     (1,071)       (559)
      Increase in long-term prepayments and other assets...........  (4,321)    (2,222)     (1,123)
      Increase/(decrease) in trade accounts payable................     850     29,142      (1,901)
      Increase/(decrease) in bills payable.........................   6,521     (7,554)     (1,613)
      (Decrease)/increase in accrued expenses and other payables...    (289)     8,154       9,531
      (Decrease)/increase in other liabilities.....................    (334)      (227)         13
                                                                    -------    -------      -------
 Cash generated from operations ...................................  90,966    105,734     123,879
      Interest received............................................     378        388         558
      Interest paid................................................  (5,450)    (6,967)     (8,861)
      Investment and dividend income received......................     330        668         619
      Income tax paid.............................................. (17,283)   (21,609)    (20,320)
                                                                    -------    -------      -------
  Net cash generated from operating activities...................... 68,941     78,214      95,875
                                                                    =======    =======      =======

         See accompanying notes to consolidated financial statements.

             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF EQUITY
                              (Amounts in millions)

                                                                                                Total equity
                                                                                                attributable
                                                                                                to equity
                                                                                                shareholders
                                         Share   Capital   Share  Revaluation Other     Retained   of the     Minority   Total
                                        capital  reserve  premium   reserve  reserves   earnings   Company    interests  equity
                                        ----------------------------------------------------------------------------------------
                                          RMB      RMB     RMB         RMB     RMB        RMB       RMB          RMB       RMB
Balance at January 1, 2004, as
     previously reported................86,702  (18,960)  18,072     30,341   23,528     31,832    171,515      26,051  197,566

Adjusted for the acquisition of the
     Acquired Group.....................    --       --       --         --      984         --        984         665    1,649
                                        ------  -------  -------   --------  -------     ------   --------    --------  -------
Balance at January 1, 2004, as adjusted 86,702  (18,960)  18,072     30,341   24,512     31,832    172,499      26,716  199,215
Net income / (loss) recognized directly
     in equity:
     Revaluation surplus of
     Petrochemical and Catalyst Assets..    --     (257)      --        257      257         --        257          --     257
     Impairment losses on revalued assets
     (Note 8) ..........................    --       --       --       (709)      --         --       (709)         --     (709)
                                        ------  -------  -------   --------  -------     ------   --------    --------  -------
                                            --     (257)      --       (452)     257         --       (452)         --     (452)
Net income..............................    --       --       --         --       --     35,335     35,335       6,016   41,351
                                        ------  -------  -------   --------  -------     ------   --------    --------  -------
Total recognized income for the year....    --     (257)      --       (452)     257     35,335     34,883       6,016   40,899
Final dividend for 2004 ................    --       --       --         --       --     (5,202)    (5,202)         --   (5,202)
Interim dividend for 2004...............    --       --       --         --       --     (3,468)    (3,468)         --   (3,468)
Appropriations (Note 27 (c) and (d))....    --       --       --         --    6,456     (6,456)        --          --       --
Revaluation surplus realized............    --       --       --     (1,891)      --      1,891         --          --       --
Realization of deferred tax on land use
     rights.............................    --       --       --         --       (5)         5         --          --       --
Transfer from retained earnings to
     other reserves.....................    --       --       --         --      815       (815)        --          --       --
Net assets distributed to Sinopec Grou
     Company (Note 27(g))...............    --       --       --         --   (2,244)        --     (2,244)         --   (2,244)
Consideration for Acquisition of
     Petrochemical and Catalyst Assets
     (Note 30)..........................    --       --       --         --   (3,128)        --     (3,128)         --   (3,128)
Distributions to minority interests net
     of contribution....................    --       --       --         --       --         --         --        (777)    (777)
                                        ------  -------  -------   --------  -------     ------   --------    --------  -------
Balance at December 31, 2004            86,702  (19,217)  18,072     27,998   26,663     53,122    193,340      31,955  225,295
Net income / total recognized income
     for the year.......................    --       --       --         --       --     41,455     41,455       3,321   44,776
Final dividend for 2004 ................    --       --       --         --       --     (6,936)    (6,936)         --   (6,936)
Interim dividend for 2005...............    --       --       --         --       --     (3,468)    (3,468)         --   (3,468)
Appropriation (Note 27 (c) and (d)).....    --       --       --         --    7,912     (7,912)        --          --       --
Revaluation surplus realized............    --       --       --     (1,656)      --      1,656         --          --       --
Realization of deferred tax on land use
     rights.............................    --       --       --         --       (5)         5         --          --       --
Transfer from retained earnings to
     other reserves.....................    --       --       --         --      535       (535)        --          --       --
Distribution to Sinopec Group Company
     (Note 27(g)).......................    --       --       --         --      (90)        --        (90)         --      (90)
Acquisitions of minority interests in
     subsidiaries ......................    --       --       --         --       --         --         --      (2,957)  (2,957)
Distributions to minority interests net
     of contribution....................    --       --       --         --       --         --         --      (1,640)  (1,640)
                                        ------  -------  -------   --------  -------     ------   --------    --------  -------
Balance at December 31, 2005............86,702  (19,217)  18,072     26,342   35,015     77,387    224,301      30,679  254,980




             CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF EQUITY - (Continued)
                              (Amounts in millions)

                                                                                                Total equity
                                                                                                attributable
                                                                                                to equity
                                                                                                shareholders
                                         Share   Capital   Share  Revaluation Other     Retained   of the     Minority   Total
                                        capital  reserve  premium   reserve  reserves   earnings   Company    interests  equity
                                        ----------------------------------------------------------------------------------------
                                          RMB      RMB      RMB        RMB     RMB        RMB       RMB          RMB       RMB

Balance at December 31, 2005............86,702  (19,217)  18,072     26,342   35,015     77,387    224,301      30,679  254,980
Net income recognized directly in equity:
     Change in fair value of
         available-for-sale securities,
         net of deferred tax                --       --       --         --       34         --         34          --       34
Net income..............................    --       --       --         --       --     53,912     54,226       1,496   55,408
                                        ------  -------  -------   --------  -------     ------   --------    --------  -------
Total recognized income for the year        --       --       --         --       34     53,912     53,946       1,496   55,442
Final dividend for 2005.................    --       --       --         --       --     (7,803)    (7,803)         --   (7,803)
Interim dividend for 2006...............    --       --       --         --       --     (3,468)    (3,468)         --   (3,468)
Appropriation (Note 27(c) and (e))......    --       --       --         --   25,066    (25,066)        --          --       --
Revaluation surplus realized ...........    --       --       --     (1,590)      --      1,590         --          --       --
Realization of deferred tax on land use
     rights.............................    --       --       --         --       (7)         7         --          --       --
Transfer from retained earnings to
     other reserves.....................    --       --       --         --    1,013     (1,013)        --          --       --
Transfer from capital reserve to other
     reserves...........................    --   (2,373)      --         --    2,373         --         --          --       --
Distribution to Sinopec Group Company
     (Note 27(g)).......................    --       --       --         --     (631)        --       (631)         --     (631)
Consideration for the Acquisition of
     Oil Production Plants (Note 1).....    --       --       --         --   (3,500)        --     (3,500)         --   (3,500)
Acquisitions of minority interests in
     subsidiaries.......................    --       --       --         --       --         --         --      (9,730)  (9,730)
Contributions from minority interests
     net of  distributions.............     --       --       --         --       --         --         --         242      242
Disposal of a subsidiary (Note 33).....     --       --       --         --       --         --         --        (743)    (743)
                                        ------  -------  -------   --------  -------     ------   --------    --------  -------
Balance at December 31, 2006............86,702  (21,590)  18,072     24,752   59,363     95,546    262,845      21,944  284,789
                                        ======  =======  =======   ========  =======     ======   ========    ========  =======

                                     F-8

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

Basis of presentation

      Pursuant to the resolution passed at the Directors' meeting on October 10, 2006, the Group acquired equity interests in Sinopec Hainan Refining and Chemical Company Limited ("Sinopec Hainan") for cash of RMB 2,990 (hereinafter referred to as the "Acquisition of Sinopec Hainan"). Sinopec Hainan was previously wholly owned by Sinopec Group Company.

      Pursuant to the resolution passed at the Directors' meeting on December 6, 2006, the Group acquired the equity interests in certain oil and gas production companies ("Oil Production Plants") from Sinopec Group Company, for a total consideration of RMB 3,500 payable in 2007 (hereinafter referred to as the "Acquisition of Oil Production Plants").

     As the Group, Sinopec Hainan and Oil Production Plants are under the common control of Sinopec Group Company, the Acquisitions of Sinopec Hainan and Oil Production Plants are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Sinopec Hainan and Oil Production Plants have been accounted for at historical cost. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company and the considerations paid by the Company for these acquisitions were treated as equity transactions.

      The financial condition and results of operation previously reported by the Group as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been restated to include the financial condition and results of operation of Sinopec Hainan and Oil Production Plants (collectively the "Acquired Group") as set out below.


                                                                                      The
                                                          The Group without the    Acquired
                                                              Acquired Group         Group         Combined
                                                              --------------         -----         --------
                                                                     RMB              RMB             RMB
 2004
 Results of operation:
    Operating revenue.....................................       619,783              132           619,915
    Net income attributable to the equity shareholders of
        the Company.......................................        36,019             (684)          35,335
    Basic and diluted earnings per share..................         0.42              (0.01)          0.41


 2005

 Results of operation:
    Operating revenue.....................................       823,117              155           823,272
    Net income attributable to the equity shareholders of
        the Company.......................................        40,920              535           41,455
    Basic and diluted earnings per share..................         0.47               0.01           0.48

 Financial condition:
    Current assets........................................       145,291             1,766          147,057
    Total assets..........................................       537,321             11,719         549,040
    Current liabilities...................................       170,649             4,362          175,011
    Total liabilities.....................................       284,325             9,735          294,060
    Total equity attributable to equity shareholders
        of the Company....................................       223,556              745           224,301


      For the years presented, all significant balances and transactions between the Group and the Acquired Group have been eliminated.

      The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations. A summary of the principal accounting policies adopted by the Group is set out in
Note 2. These accounting policies have been consistently applied by the Group. Information relating to the nature and effect of the significant differences between IFRS and accounting principles generally accepted in the United States of America ("US GAAP") are set forth in Note 37.

      The accompanying consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 15).

     The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

     The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

     Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the following year are disclosed in Note 35.

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

     Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statements of equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total net income or loss for the year between minority interests and the equity shareholders of the Company.

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

(iii)Jointly controlled entities

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

     Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the consolidated statements of income. There were no exchange differences capitalized for the years ended December 31, 2004, 2005 and 2006.


(c)  Cash and cash equivalents

     Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.


(d)  Trade accounts and other receivables

     Trade accounts and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(l)).


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

(f)  Property, plant and equipment

     An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 15), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated statements of income in the year in which it is incurred.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

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

(h)  Lease prepayments

     Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortization and impairment losses (Note 2(l)). Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the respective periods of the rights.

(i)  Construction in progress

     Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost of an item comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

     Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

     No depreciation is provided in respect of construction in progress.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

(j)  Goodwill

     Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

     Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in associates.

(k)  Investments

     Investment in available-for-sale equity securities are carried at fair value with any change in fair value, other than impairment losses (Note2(l)), recognized directly in equity. When these investments are derecognized or impaired, the cumulative gain or loss previously recognized directly in equity is recognized in the consolidated statements of income. Investments in equity securities, other than investments in associates, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (Note 2(l)).

(l)  Impairment of assets

(i) Impairment of trade accounts receivable, other receivables and investment in equity securities other than investments in associates are accounted as follows:

     Trade accounts receivable, other receivables and investment in equity securities other than investments in associates are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized. The impairment loss is measured as the difference between the asset's carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the consolidated statements of income. Impairment losses for trade and other receivables are reversed through the consolidated statements of income if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii) Impairment of other long-lived assets is accounted for as follows:

     The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment and investments in associates, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

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

(m)   Trade accounts and other payables

      Trade accounts and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(n)   Interest-bearing borrowings

      Interest bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statements of income over the period of borrowings using the effective interest method.

(o)   Provisions and contingent liability

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

(p)   Revenue recognition

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

      Government grants relating to the purchase of assets used for technology improvements are initially recorded as long-term liabilities when there is reasonable assurance that they will be received and thereafter offset against the cost of the related assets upon the transfer of these assets to property, plant and equipment. The grants are recognized as income over the useful life of these property, plant and equipment by way of reduced depreciation.

      A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognized as income in the period in which it becomes receivable.

(q)   Borrowing costs

      Borrowing costs are expensed in the consolidated statements of income in the year in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.


(r)   Repairs and maintenance expenditure

      Repairs and maintenance expenditure is expensed as incurred.

(s)   Environmental expenditures

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

(t)   Research and development costs

      Research and development costs are recognized as expenses in the year in which they are incurred. Research and development costs amounted to RMB 1,541, RMB 2,244 and RMB 2,902 for the years ended December 31, 2004, 2005 and 2006, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

(u)   Operating leases

      Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases. Operating lease charges amounted to RMB 4,288, RMB 5,516 and RMB 6,128 for the years ended December 31, 2004, 2005 and 2006, respectively.

(v)   Retirement benefits

      The contributions payable under the Group's retirement plans are recognized as expenses in the consolidated statements of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 31.

(w)   Income tax

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

(x)   Dividends

      Dividends are recognized as a liability in the period in which they are declared.

 (y)  Segmental reporting

      A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

3.    OTHER OPERATING REVENUES

      Other operating revenues represent:

                                                  Years ended December 31,
                                                  -------------------------
                                                 2004       2005        2006
                                               ------     ------      ------
                                                  RMB        RMB         RMB
 Sale of materials, service and others.........22,224     23,619      26,366
 Rental income.................................   373        394         384
                                               ------     ------      ------
                                               22,597     24,013      26,750
                                               ======     ======      ======

4.    OTHER INCOME

      During the years ended December 31, 2005 and 2006, the Group received cash government grants from the Ministry of Finance of the PRC of RMB 9,415 and RMB 5,000, respectively, as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices. There are no unfilled conditions and other contingencies attached to the receipt of the government grant. There is no assurance that the Group will continue to receive such grant in the future.


5.    PERSONNEL EXPENSES

      Personnel expenses represent:

                                                  Years ended December 31,
                                                  -------------------------
                                                 2004       2005        2006
                                               ------     ------      ------
                                                  RMB        RMB        RMB
 Wages and salaries............................13,660     13,742      14,840
 Staff welfare..................................1,782      1,808       1,927
 Contributions to retirement schemes............2,245      2,273       2,270
 Social security contributions..................1,032        826         820
                                               ------     ------      ------
                                               18,719     18,649      19,857
                                               ======     ======      ======

6.    EMPLOYEE REDUCTION EXPENSES

      During the year ended December 31, 2004, in accordance with the Group's voluntary employee reduction plan, and in connection with the Acquisition of Petrochemical and Catalyst Assets from and Disposal of Downhole Assets to Sinopec Group Company, the Group recorded employee reduction expenses of RMB 919 relating to reduction of approximately 24,000 employees.

      During the year ended December 31, 2005, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 369 in respect of the voluntary termination of approximately 7,000 employees.

      During the year ended December 31, 2006, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 236 in respect of the voluntary termination of approximately 4,000 employees.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

7.   TAXES OTHER THAN INCOME TAX

      Taxes other than income tax represent:

                                                  Years ended December 31,
                                                  -------------------------
                                                 2004       2005        2006
                                               ------     ------      ------
                                                  RMB        RMB        RMB
 Consumption tax...............................11,920     12,430      14,121
 Special oil income levy.......................     -          -       8,747
 City construction tax......................... 2,544      2,589       3,038
 Education surcharge........................... 1,260      1,311       1,615
 Resources tax.................................   458        642         854
 Business tax..................................   165        213         264
                                               ------     ------      ------
                                               16,347     17,185      28,639
                                               ======     ======      ======

      Consumption tax is levied on producers of gasoline, diesel, naphtha, fuel oil, jet fuel, lubricant oil and solvent oil based on a tariff rate applied to the volume of sales. Effective March 26, 2006, a special oil income levy has been levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8.    OTHER OPERATING EXPENSES, NET

      Other operating expenses, net represent:


                                                            Years ended December 31,
                                                            -------------------------
                                                           2004       2005        2006
                                                          ------     ------      ------
                                                            RMB        RMB        RMB
Fines, penalties and compensations.......................    277         155          65
 Donations................................................   291         203          98
 Loss on disposal of property, plant and equipment, net... 1,697       2,098       1,646
 Impairment losses on long-lived assets (i)............... 3,919       1,851         825
 Gain from debt extinguishment (ii).......................     -           -        (486)
 Others...................................................   494         821         289
                                                            ------     ------      ------
                                                           6,678       5,128        2,437
                                                            ======     ======      ======


(i) Impairment losses recognized on long-lived assets of the refining segment were RMB 14, RMB nil and RMB nil for the years ended December 31, 2004, 2005 and 2006, respectively. Impairment losses recognized on long-lived assets of the chemicals segment were RMB 2,747, RMB 1,425 and RMB 250 for the years ended December 31, 2004, 2005 and 2006, respectively. These impairment losses relate to certain refining and chemical production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amount that were based either on the asset held for use model using the present value of estimated future cash flows or on the appraised values of the production facilities. Amounts of RMB 2,052, RMB 1,425 and RMB 250 for the years ended December 31, 2004, 2005 and 2006, respectively, were charged to the consolidated statements of income. An amount of RMB 709 for the year ended December 31, 2004 was charged directly against the related revaluation reserve in respect of those assets that were carried at revalued amount. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

      Impairment losses recognized on long-lived assets of the marketing and distribution segment of RMB 1,769, RMB 366 and RMB 23 respectively, for the years ended December 31, 2004, 2005 and 2006 primarily relate to certain service stations that were closed during the year. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

      The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 98, RMB 60 and RMB 552 for the years ended December 31, 2004, 2005 and 2006, respectively, were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable amount which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

(ii) During the year ended December 31, 2006, a subsidiary of the Group reached an agreement with a bank to waive loan principal balance and related interest payable totaling RMB 486.

9.   INTEREST EXPENSE

     Interest expense represents:


                                                                                 Years ended December 31,
                                                                     --------------------------------------------
                                                                        2004              2005            2006
                                                                     ---------         ---------        ---------
                                                                        RMB                RMB             RMB
Interest expense incurred......................................       5,493              7,311           8,931
 Less: Interest expense capitalized*............................       (910)            (1,385)         (1,494)
                                                                     ---------         ---------        ---------
                                                                      4,583              5,926           7,437
                                                                     =========         =========        =========
 * Interest rates per annum at which borrowing costs were
    capitalized for construction in progress....................  3.1% to 6.0%       3.3% to 6.6%     3.6% to 6.1%
                                                                  =============      ============     ============


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

10.   INCOME TAX

      Income tax in the consolidated statements of income represents:

                                                 Years ended December 31,
                                                 -------------------------
                                                2004       2005        2006
                                              ------     ------      ------
                                                 RMB        RMB        RMB
Current tax
     - Provision for the year..............   18,458      20,646     23,981
     - Under-provision in prior years......      340         477        260
Deferred taxation (Note 21)................     (707)     (1,243)      (726)
                                               ------     ------      ------
                                              18,091      19,880     23,515
                                              =======     ======      ======

     A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:


                                                                                Years ended December 31,
                                                                                ------------------------
                                                                               2004       2005        2006
                                                                           --------    --------   --------
                                                                               RMB        RMB         RMB
Income before income tax.................................................   59,453      64,656     78,923
                                                                           ========    ========   ========
 Expected PRC income tax expense at a statutory tax rate of 33%...........   19,620      21,336     26,045
 Tax effect of non-deductible expenses....................................      821         461        516
 Tax effect of non-taxable income.........................................     (216)       (567)      (648)
 Tax effect of differential tax rate on subsidiaries' income (Note).......   (2,091)     (2,010)    (2,867)
 Tax effect of tax losses not recognized for deferred tax, net............      409         391        258
 Under-provision in prior years...........................................       94         477        260
 Tax credit for domestic equipment purchases..............................     (546)       (208)       (49)
                                                                           --------    --------   --------
 Actual tax expense ......................................................   18,091      19,880     23,515
                                                                           ========    ========   ========


      Substantially all income before income tax and related tax expense is from PRC sources.

Note: The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

11.   BASIC AND DILUTED EARNINGS PER SHARE

     The calculation of basic and diluted earnings per share are based on the net income attributable to the equity shareholders of the Company of RMB 35,335, RMB 41,455 and RMB 53,912 divided by the weighted average number of shares in issue during the year of 86,702,439,000 for each of the years in the three-year period ended December 31, 2006.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


12.   TRADE ACCOUNTS RECEIVABLE, NET

      Trade accounts receivable are analyzed as follows:


                                                                       December 31,
                                                                       ------------
                                                                    2005        2006
                                                                    ----        ----
                                                                    RMB         RMB
Amounts due from third parties..................................   13,564      14,601
Amounts due from Sinopec Group Company and its affiliates.......    3,145       3,396
Amounts due from associates.....................................      572         380
Amounts due from jointly controlled entities....................      505         547
                                                                   ------      ------
                                                                   17,786       18,924
Less: Impairment losses for bad and doubtful debts..............  (3,140)      (3,334)
                                                                   ------      ------
                                                                   14,646      15,590
                                                                   ======      ======


      The impairment losses for bad and doubtful debts are analyzed as follows:


                                                                               Years ended December 31,
                                                                               ------------------------
                                                                            2004         2005        2006
                                                                         --------      --------    --------
                                                                            RMB          RMB          RMB
At beginning of year...................................................    3,350        3,671       3,140
Impairment losses recognized for the year..............................      935          328         438
Written-off/reversal of impairment losses..............................     (454)        (859)       (244)
Less:  Amount distributed to Sinopec Group Company in connection with
       the Acquisition of Petrochemical and Catalyst Assets...........      (160)          --          --
                                                                         --------      --------    --------
At end of year.........................................................    3,671        3,140       3,334
                                                                         ========      ========    =========

     Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


13.   INVENTORIES

      Inventories represent:

                                                               December 31,
                                                               ------------
                                                            2005        2006
                                                            ----        ----
                                                            RMB         RMB
Crude oil and other raw materials.........................53,360      54,227
Work in progress.......................................... 9,422       9,828
Finished goods............................................23,173      25,762
Spare parts and consumables............................... 4,456       4,485
                                                           ------      ------
                                                          90,411      94,302
Less: Allowance for diminution in value of inventories.... (892)       (866)
                                                           ------      ------
                                                          89,519      93,436
                                                          ======      =======

      The allowance for diminution in value of inventories is analyzed as follows:


                                                                               Years ended December 31,
                                                                               ------------------------
                                                                            2004         2005        2006
                                                                         --------      --------    --------
                                                                            RMB          RMB          RMB
At beginning of year...................................................     601          906         892
Provision for the year.................................................     648          262         419
Written back on sales..................................................    (261)        (276)       (445)
Less:  Amount distributed to Sinopec Group Company in connection with
       the Acquisition of Petrochemical and Catalyst Assets............     (82)          --          --
                                                                         --------      --------    --------
At end of year.........................................................     906          892         866
                                                                         ========      ========    =========



     The cost of inventories recognized as an expense in the consolidated statements of income amounted to RMB 474,104, RMB 682,288 and RMB 895,290 for the years ended December 31, 2004, 2005 and 2006, respectively.

14.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

      Prepaid expenses and other current assets represent:


                                                                              December 31,
                                                                              ------------
                                                                           2005        2006
                                                                           ----        ----
                                                                           RMB         RMB
Advances to third parties..................................................1,776       1,732
Amounts due from Sinopec Group Company and its affiliates..................2,965       2,020
Other receivables..........................................................1,977       2,298
Purchase deposits..........................................................2,496       3,106
Prepayments in connection with construction work and equipment purchases...6,613       4,658
Prepaid value-added tax and customs duty...................................4,288       4,815
Amounts due from associates................................................  539         332
                                                                           -----       -----
                                                                          20,654      18,961
                                                                           =====      ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


15.   PROPERTY, PLANT AND EQUIPMENT, NET

By segment:


                                               Exploration                Marketing                Corporate
                                                       and                      and                      and
                                                production   Refining  distribution    Chemicals       others    Total
                                                ----------   --------  -----------     ---------       ------    -----
                                                       RMB        RMB         RMB        RMB           RMB        RMB
Cost/valuation:
Balance at January 1, 2005                        194,466    116,923      65,345       163,222        4,092    544,048
Additions                                             412        129         382           271          150      1,344
Transferred from construction in progress          23,451      8,121      14,017        18,457          381     64,427
Proportionate share of a jointly
controlled  entity                                     --         --          --         1,028           --      1,028
Reclassification                                     (157)      (432)        204           289           96         --
Disposals                                          (3,131)    (2,859)     (2,927)       (3,164)        (245)   (12,326)
                                                ----------   --------  -----------     -------       ------   --------
Balance at December 31, 2005                      215,041    121,882      77,021       180,103        4,474    598,521
                                                ----------   --------  -----------     -------       ------   --------
Balance at January 1, 2006                        215,041    121,882      77,021       180,103        4,474    598,521
Additions                                           1,175        145       1,280           280          456      3,336
Transferred from construction in progress          28,695     26,994      10,087        15,461          161     81,398
Acquisition of a subsidiary                         2,071         --          --            --           --      2,071
Reclassification                                      (56)      (600)         --           725          (69)        --
Disposals                                          (5,562)    (1,522)     (2,280)       (4,302)        (153)   (13,819)
                                                ----------   --------  -----------     -------       ------   --------
Balance at December 31, 2006                      241,364    146,899      86,108       192,267        4,869    671,507
                                                ----------   --------  -----------     -------       ------   --------
Accumulated depreciation:
Balance at January 1, 2005                         94,977     56,581      13,465        92,042        1,407    258,472
Depreciation charge for the year                   11,090      6,974       3,013         9,392          282     30,751
Impairment losses for the year                         60         --         366         1,425           --      1,851
Reclassification                                      (78)      (214)         78           160           54         --
Written back on disposals                          (2,706)    (2,206)     (2,110)       (2,719)        (194)    (9,935)
                                                ----------   --------  -----------     -------       ------   --------
Balance at December 31, 2005                      103,343     61,135      14,812       100,300        1,549    281,139
                                                ----------   --------  -----------     -------       ------   --------
Balance at January 1, 2006                        103,343     61,135      14,812       100,300        1,549    281,139
Depreciation charge for the year                   12,839      7,671       3,422         9,391          401     33,724
Acquisition of a subsidiary                           592         --          --            --           --        592
Impairment losses for the year                        552         --          23           250           --        825
Reclassification                                      (23)      (392)         --           420           (5)        --
Written back on disposals                          (5,253)    (1,314)     (1,103)       (3,470)        (108)   (11,248)
                                                ----------   --------  -----------     -------       ------   --------
Balance at December 31, 2006                      112,050     67,100      17,154       106,891        1,837    305,032
                                                ----------   --------  -----------     -------       ------   --------
Net book value:
At January 1, 2005                                 99,489     60,342      51,880        71,180        2,685    285,576
                                                ==========   ========  ===========     =======       ======   ========
At December 31, 2005                              111,698     60,747      62,209        79,803        2,925    317,382
                                                ==========   ========  ===========     =======       ======   ========
At December 31, 2006                              129,314     79,799      68,954        85,376        3,032    366,475
                                                ==========   ========  ===========     =======       ======   ========


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


By asset class:


                                                                                Oil depots,
                                                                                    storage        Plant,
                                                                                      tanks    machinery,
                                                                   Oil and gas  and service     equipment
                                                        Buildings   properties     stations    and others       Total
                                                        ---------   ----------     --------    ----------       -----
                                                              RMB          RMB          RMB           RMB         RMB
Cost/valuation:
Balance at January 1, 2005                                45,119      175,522       60,533       262,874     544,048
Additions                                                    108          253          228           755       1,344
Transferred from construction in progress                  2,535       22,235       13,851        25,806      64,427
Proportionate share of a jointly controlled entity           182           --           --           846       1,028
Reclassification                                            (406)        (802)         650           558          --
Disposals                                                 (1,034)      (1,928)      (2,145)       (7,219)    (12,326)
                                                        ---------   ----------     --------    ----------    -------
Balance at December 31, 2005                              46,504      195,280       73,117       283,620     598,521
                                                        ---------   ----------     --------    ----------    -------
Balance at January 1, 2006                                46,504      195,280       73,117       283,620     598,521
Additions                                                    748          777        1,071           740       3,336
Transferred from construction in progress                  2,777       26,579       14,549        37,493      81,398
Acquisition of a subsidiary                                  519        1,313           --           239       2,071
Reclassification                                          (1,569)          10        3,170        (1,611)         --
Disposals                                                   (749)      (5,266)      (1,658)       (6,146)    (13,819)
                                                        ---------   ----------     --------    ----------    -------
Balance at December 31, 2006                              48,230      218,693       90,249       314,335     671,507
                                                        ---------   ----------     --------    ----------    -------
Accumulated depreciation:
Balance at January 1, 2005                                20,334       85,996       11,781       140,361     258,472
Depreciation charge for the year                           1,724       10,431        2,914        15,682      30,751
Impairment losses for the year                                79           60          261         1,451       1,851
Reclassification                                             (98)        (430)         153           375          --
Written back on disposals                                   (598)      (1,683)      (1,379)       (6,275)     (9,935)
                                                        ---------   ----------     --------    ----------    -------
Balance at December 31, 2005                              21,441       94,374       13,730       151,594     281,139
                                                        ---------   ----------     --------    ----------    -------
Balance at January 1, 2006                                21,441       94,374       13,730       151,594     281,139
Depreciation charge for the year                           1,787       12,126        3,728        16,083      33,724
Acquisition of a subsidiary                                   49          468           --            75         592
Impairment losses for the year                               118          532           23           152         825
Reclassification                                            (352)         (45)       1,221          (824)         --
Written back on disposals                                   (437)      (5,073)        (834)       (4,904)    (11,248)
                                                        ---------   ----------     --------    ----------    -------
Balance at December 31, 2006                              22,606      102,382       17,868       162,176     305,032
                                                        ---------   ----------     --------    ----------    -------
Net book value:
At January 1, 2005                                        24,785       89,526       48,752       122,513     285,576
                                                        =========   ==========     ========    ==========    =======
At December 31, 2005                                      25,063      100,906       59,387       132,026     317,382
                                                        =========   ==========     ========    ==========    =======
At December 31, 2006                                      25,624      116,311       72,381       152,159     366,475
                                                        =========   ==========     ========    ==========    =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

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

     In connection with the acquisitions of certain entities and related operations from Sinopec Group Company in prior years, the related property, plant and equipment were revalued by independent valuers in accordance with PRC relevant rules and regulations. The surplus on these revaluations of RMB 1,409, net of amounts allocated to minority interests, was credited to revaluation reserve.

     In connection with the Acquisition of Oil Production Plants, the property, plant and equipment of the Oil Production Plants were revalued at June 30, 2006, by a firm of independent valuers in accordance with the PRC relevant rules and regulations. The value of property, plant and equipment of the Oil Production Plants pursuant to the valuation, based on depreciated replacement costs, was determined at RMB 2,303, which approximated the net historical carrying value of the assets.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


16.   CONSTRUCTION IN PROGRESS


                                                  Exploration             Marketing             Corporate
                                                      and                    and                   and
                                                   production  Refining  distribution Chemicals   others    Total
                                                 ------------  --------  ------------ ---------  -------    ------
                                                     RMB        RMB       RMB          RMB        RMB       RMB
Balance at January 1, 2005.....................      9,387       9,483    13,781     13,170      1,513    47,334
Additions......................................     27,245      18,971    10,572      9,115      1,014    66,917
Additions by jointly controlled entities.......        814          --        --      1,830         --     2,644
Proportionate share of a jointly controlled
entity.........................................         --          --        --      5,461         --     5,461
Dry hole costs written off.....................     (2,992)         --        --         --         --    (2,992)
Transferred to property, plant and equipment and
      other assets.............................    (23,451)     (8,121)  (14,017)   (19,014)      (381)  (64,984)
                                                  --------      ------  --------  ---------     ------   -------
Balance at December 31, 2005...................     11,003      20,333    10,336     10,562      2,146    54,380
                                                  ========      ======  ========  =========     ======   =======
Balance at January 1, 2006.....................     11,003      20,333    10,336     10,562      2,146    54,380
Additions......................................     37,892      21,824    10,039     12,361      1,714    83,830
Additions by jointly controlled entities.......         91          --        --        148         --       239
Acquisition of a subsidiary....................         89          --        --         --         --        89
Dry hole costs written off.....................     (3,960)         --        --         --         --    (3,960)
Transferred to property, plant and equipment...    (28,695)    (26,994)  (10,087)   (15,461)      (161)  (81,398)
                                                  --------      ------  --------  ---------     ------   -------
Balance at December 31, 2006...................     16,420      15,163    10,288      7,610      3,699    53,180
                                                  ========      ======  ========  =========     ======   =======


      The Group's proportionate share of the jointly controlled entities' construction in progress in the E&P and the chemicals segments reflected in the above table were RMB 2,888 and RMB 504, respectively, as of December 31, 2005, and RMB 2,979 and RMB 603, respectively, as of December 31, 2006.


      Net changes in capitalized cost of exploratory wells included in the Group's construction in progress in the E&P segment are analyzed as follows:


                                                                               Years ended December 31,
                                                                               ------------------------
                                                                           2004         2005         2006
                                                                           ----         ----         ----
                                                                           RMB           RMB          RMB
At beginning of year...................................................   2,438         2,898       3,573
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved
     reserves..........................................................   2,031         2,554       3,241
Transferred to oil and gas properties based on the determination of
     proved reserves...................................................    (382)         (671)       (305)
Dry hole costs written off.............................................  (1,189)       (1,208)     (1,738)
                                                                         -------       -------     -------
At end of year.........................................................    2,898        3,573        4,771
                                                                         =======       =======     =======

      Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:


                                                                                    December 31,
                                                                               ------------------------
                                                                           2004         2005         2006
                                                                           ----         ----         ----
                                                                           RMB           RMB          RMB
One year or less.......................................................    2,711        3,277        4,393
Over one year..........................................................      187          296          378
                                                                         -------       -------     -------
                                                                           2,898        3,573        4,771
                                                                         =======       =======     =======

      Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

      The geological and geophysical costs paid during the years ended December 31, 2004, 2005 and 2006 amounted to RMB 3,235, RMB 3,200 and RMB 3,878, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

17    Goodwill

                                                      2005        2006
                                                     ------      ------
                                                      RMB         RMB
Cost:
Balance at January 1..............................      383      2,203
Additions.........................................    1,820     12,122
                                                     ------     ------
Balance at December 31............................    2,203     14,325
                                                     ======     ======
Accumulated impairment losses:
Balance at January 1 and December 31..............        -          -
                                                     ------     ------
Net book value....................................
Balance at January 1..............................      383      2,203
                                                     ======     ======
Balance at December 31............................    2,203     14,325
                                                     ======     ======



Impairment tests for cash-generating units containing goodwill

     Goodwill is allocated to the following Group's cash-generating units:


                                                                                 December 31,
                                                                                 ------------
                                                                               2005         2006
                                                                              -----         -----
                                                                                RMB         RMB
Sinopec Beijing Yanshan Branch ("Sinopec Yanshan")..........................  1,157       1,157
Sinopec Zhenhai Refining and Chemical Company Limited ("Sinopec Zhenhai")...      -       3,952
Sinopec Qilu Petrochemical Company Limited ("Sinopec Qilu").................      -       2,159
Sinopec Yangzi Petrochemical Company Limited ("Sinopec Yangzi").............      -       2,737
Sinopec Zhongyuan Petroleum Company Limited ("Sinopec Zhongyuan")...........      -       1,391
Shengli Oil Field Dynamic Company Limited ("Dynamic").......................      -       1,361
Multiple units without significant goodwill.................................  1,046       1,568
                                                                              -----      ------
                                                                              2,203      14,325
                                                                              =====      ======


      During the year ended December 31, 2005, the Group acquired the entire 1,012,000,000 H shares, representing approximately 29.99% of the issued share capital of Sinopec Beijing Yanshan Petrochemical Company Limited from minority interests shareholders at HK$ 3.80 per share. The total consideration paid by the Group was approximately RMB 4,088 which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) was RMB 1,157.

     During the year ended December 31, 2006, the Group acquired additional equity interests in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic of 28.7%, 17.7%, 14.8%, 28.5% and 71.4%, respectively. The Company acquired these additional equity interests to reduce management layers and improve the efficiency of the production, management and sales of the Group as a whole. The total consideration paid by the Group was approximately RMB 21,971 which was settled in cash. The excess of the cost of purchase over the fair value of the underlying assets and liabilities (on a proportionate share) in Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan and Dynamic were RMB 3,952, RMB 2,159, RMB 2,737, RMB 1,391 and RMB 1,361, respectively.

      Management of the Company considers the acquisitions of additional equity interests in these companies can reduce management layers and improve the efficiency of the production, management and sales of the Group as a whole.

      As of December 31, 2006, the goodwill allocated to the E&P, refining, chemicals, and marketing and distribution segments were RMB 2,774, RMB 4,346, RMB, 6,053 and 1,152, respectively. As of December 31, 2005, the goodwill allocated to the refining, chemicals, and marketing and distribution segments were RMB 394, RMB 1,157 and 652, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

      The recoverable amounts of the Sinopec Yanshan, Sinopec Zhenhai, Sinopec Yangzi, Sinopec Qilu, Sinopec Zhongyuan and Dynamic are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 14.2% to 17.2%. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities' recoverable amounts are based would not cause these entities' carrying amounts to exceed their recoverable amounts.

     Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and its expectation for the development of international crude oil prices. The sales volume was based on the production capacity and the sales volume in the period immediately before the budget period.

18.  INVESTMENTS

                                                          December 31,
                                                         -------------
                                                       2005         2006
                                                       ----         ----
                                                       RMB          RMB
Available-for-sale securities....................       119         157
Other unlisted investments, at cost..............     3,359       2,741
                                                      -----       -----
                                                      3,478       2,898
Less: Impairment losses..........................      (327)       (316)
                                                      -----       -----
                                                      3,151       2,582
                                                      =====       =====

     Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non-oil and gas activities and operations. The Group has no significant investments in marketable securities.

     The impairment losses relating to investments for the years ended December 31, 2004, 2005 and 2006 were RMB 96, RMB 77 and RMB 48, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

19.   INTEREST IN ASSOCIATES

                                                           December 31,
                                                          -------------
                                                        2005         2006
                                                       -----        ------
                                                        RMB          RMB
Share of net assets.................................   9,267        11,617
                                                       =====        ======

     The Group's investments in associates are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The share of associates' taxation amounted to RMB 340, RMB 420 and RMB 439 for the years ended December 31, 2004, 2005 and 2006, respectively. The principal investments in associates, all of which are incorporated in the PRC, are as follows:


                                                                                      Percentage
                                                                       Percentage of  of equity
                              Form of                                  equities       held by the
                              business         Particulars of issued   held by the    Company's
    Name of company           structure        and paid up capital     Company        subsidiaries    Principal activities
    ---------------           ---------        ---------------------   -------        ------------    --------------------
                                                                          %               %
Sinopec Shandong Taishan      Incorporated     480,793,320 ordinary    38.68               ___         Trading of petroleum
Petroleum Company                              shares of RMB 1.00                                      products and decoration of
Limited ("Taishan")                            each                                                    service gas stations

Sinopec Finance Company       Incorporated     Registered capital      49.00               ___         Provision of non-banking
Limited                                        RMB 6,000,000,000                                       financial services

Shanghai Petroleum National   Incorporated     Registered capital      30.00               ___         Exploration and production
Gas Corporation                                RMB 900,000,000                                         of crude oil and natural gas


Shanghai Chemical Industry    Incorporated     Registered capital        ___             38.26         Planning, development and
Park Development Company                       RMB 2,372,439,000                                       operation of the Chemical
Limited                                                                                                Industry Park in Shanghai,
                                                                                                       the PRC

China Shipping & Sinopec      Incorporated     Registered capital        ___             50.00         Transportation of
Suppliers Company Limited                      RMB 876,660,000                                         petroleum products

China Aviation Oil Supply     Incorporated     Registered capital        ___             29.00         Marketing and distribution
Company  Limited                               RMB 3,800,000,000                                       of refined petroleum
                                                                                                       products


     During the year ended December 31, 2006, the Group acquired 71.4% equity interests in Dynamic, which was previously an associate of the Group, and thereafter, Dynamic became a subsidiary of the Company (Note 17 and 33).

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

20.   INTEREST IN JOINTLY CONTROLLED ENTITIES

     The Group's investments in jointly controlled entities are primarily engaged in the oil and gas and chemical operations in the PRC as follows:


                                                                                         Percentage
                                                                          Percentage of  of equity
                                Form of                                   equities       held by the
                                business         Particulars of issued    held by the    Company's
    Name of company             structure        and paid up capital      Company        subsidiaries    Principal activities
    ---------------             ---------        ---------------------    -------        ------------    --------------------
                                                                            %               %
Shanghai Secco Petrochemical    Incorporated     Registered capital       30.00          20.00           Manufacturing and
Company Limited                                  USD 901,440,964                                         distribution of
                                                                                                         petrochemical products

BASF-YPC Company Limited        Incorporated     Registered capital       30.00          10.00           Manufacturing and
                                                 RMB 8,793,000,000                                       distribution of
                                                                                                         petrochemical products

Yueyang Sinopec and Shell Coal  Incorporated     Registered capital       50.00            --            Manufacturing and
Gasification Company Limited                     USD 45,588,700                                          distribution of industrial
                                                                                                         gas

Block A Oil Field in the        Unincorporated         --                 --             43.00           Exploration and production
Western Area Chengdao in                                                                                 of crude oil and natural
Bohai Bay                                                                                               gas



     Included in the consolidated financial statements are the following items that represent the Group's proportionate share of the jointly controlled entities' results of operation, financial condition and cash flows.

                                           Years ended December 31,
                                          --------------------------
                                      2004             2005         2006
                                      ----             ----         ----
                                       RMB             RMB          RMB
Results of operation:
Operating revenue.....................  313           10,082      17,913
Expenses.............................. (450)          (9,773)    (15,180)
                                       -----        ---------    --------
Net (loss) / income................... (137)             309       2,733
                                       =====        =========     ========


                                                                                              December 31,
                                                                                              ------------
                                                                                          2005         2006
                                                                                          ----         -----
                                                                                          RMB          RMB
Financial condition:
Current assets..................................................                         2,631       4,966
Non-current assets, primarily property, plant and equipment and construction in progress with net book value of RMB 14,259 (2005: RMB 15,287) and RMB 3,582
   (2005: RMB 3,392), respectively..............................                        19,522      18,635
Current liabilities.............................................                        (2,543)     (2,736)
Non-current liabilities, primarily long-term bank loans, excluding current portion,
   of RMB 8,267 (2005: RMB 10,006) .............................                       (10,177)     (8,643)
                                                                                       --------     -------
Net assets......................................................                         9,433      12,222
                                                                                       ========     =======


                                                                             Years ended December 31,
                                                                             ------------------------
                                                                        2004             2005         2006
                                                                        ----             ----         ----
                                                                         RMB             RMB          RMB
Cash flows:
Net cash generated from / (used in) operating activities........         233           (1,434)       2,452
Net cash used in investing activities...........................      (6,035)          (2,474)        (382)
Net cash generated from / (used in)  financing activities.......       5,909            4,011         (939)


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

21.   DEFERRED TAX ASSETS AND LIABILITIES

     Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:


                                                         Assets             Liabilities          Net balance
                                                      December 31,          December 31,         December 31,
                                                     -------------         --------------       ----------------
                                                     2005       2006       2005      2006       2005      2006
                                                  --------     ------     ------    ------     ------    ------
                                                   RMB          RMB        RMB       RMB        RMB       RMB
Current
Receivables and inventories.....................    3,448     3,531          --          --     3,448      3,531
Accruals........................................      456       865          --          --       456        865
Non-current
Property, plant and equipment...................    1,642     2,295       (1,619)    (1,678)       23        617
Accelerated depreciation........................       --        --       (4,290)    (4,657)   (4,290)    (4,657)
Tax value of losses carried forward, net of
    valuation allowances........................      128        53          --          --       128         53
Lease prepayments ..............................      359       351          --          --       359        351
Others..........................................       39        63         (66)         (4)      (27)        59
                                                  --------     ------     ------     ------     ------     ------
 Deferred tax assets/(liabilities) ..............    6,072     7,158     (5,975)     (6,339)       97        819
                                                  ========     ======     ======     ======     ======     ======

      As of December 31, 2006, certain subsidiaries of the Company provided valuation allowance against tax value of losses carried forward for PRC income tax purpose of RMB 4,382 which are available to offset their future PRC taxable income, if any. Tax value of losses carried forward of RMB 215, RMB 341, RMB 720 RMB 1,185 and RMB 1,921 will expire in 2007, 2008, 2009, 2010, and 2011, respectively.

      A valuation allowance on deferred tax assets is recorded if it is probable that some portion or all of the deferred tax assets will not be realized through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment on the realizability of the deferred tax assets. The Group has reviewed its deferred tax assets as of December 31, 2004, 2005 and 2006. Based on this review, net valuation allowances of RMB 409, RMB 391 and RMB 258 were provided for the years ended December 31, 2004, 2005 and 2006, respectively. The Group determined the valuation allowance based on management's assessment of the probability that taxable profits will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided to reduce the deferred tax asset to the amount that is probable to be realized.

      The valuation allowance is analyzed as follows:

                                            Years ended December 31,
                                           -------------------------
                                          2004         2005        2006
                                         ------       ------      -----
                                           RMB          RMB         RMB
At beginning of year....................   641         1,050       1,354
Allowance during the year, net..........   409           391         258
Written-off.............................    --           (87)       (166)
                                         ------       ------      ------
At end of year ......................... 1,050         1,354       1,446
                                         ======       ======      ======

      Movements in temporary differences between calculations of certain items for accounting and for taxation purposes can be specified as follows:

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


                                                                      Recognized in
                                                         Balance at   consolidated     Recognized in      Balance at
                                                         January 1,   statements of       other           December 31,
                                                            2004         income          reserve          2004
                                                            ----         ------          -------          ----
                                                            RMB           RMB              RMB            RMB
Current
 Receivables and inventories...........................    1,446          814              ___           2,260
 Accruals..............................................       23          245              ___             268
Non-current
Property, plant and equipment..........................     (709)         571              ___            (138)
Accelerated depreciation...............................   (3,673)        (327)             ___          (4,000)
Tax value of losses carried forward, net of valuation
    allowance (Note i).................................      923         (591)           (266)              66
Lease prepayments......................................      373           (7)             ___             366
Others................................................        30            2              ___              32
                                                          -------     -------        ---------        --------
Net deferred tax (liabilities)/assets..................   (1,587)         707            (266)          (1,146)
                                                          =======     =======        =========        ========
                                                                      (Note 10)



                                                                      Recognized in
                                                         Balance at   consolidated     Recognized in      Balance at
                                                         January 1,   statements of       other           December 31,
                                                            2004         income          reserve          2004
                                                            ----         ------          -------          ----
                                                            RMB           RMB              RMB            RMB
Current
 Receivables and inventories...........................      2,260       1,188             ___       3,448
 Accruals..............................................        268         188             ___         456
Non-current
Property, plant and equipment..........................       (138)        161             ___          23
Accelerated depreciation...............................     (4,000)       (290)            ___      (4,290)
Tax value of losses carried forward, net of valuation           66          62             ___         128
    allowance..........................................
Lease prepayments .....................................        366          (7)            ___         359
Others.................................................         32         (59)            ___         (27)
                                                            -------    -------        ---------      --------
Net deferred tax (liabilities)/assets..................     (1,146)      1,243             ___          97
                                                            =======   ========        =========      ========
                                                                      (Note 10)


                                                                      Recognized in
                                                         Balance at   consolidated     Recognized in      Balance at
                                                         January 1,   statements of       other           December 31,
                                                            2004         income          reserve          2004
                                                            ----         ------          -------          ----
                                                            RMB           RMB              RMB            RMB
Current
Receivables and inventories............................       3,448          83             ___       3,531
Accruals...............................................         456         409             ___         865
Non-current
Property, plant and equipment..........................          23         594             ___         617
Accelerated depreciation...............................      (4,290)       (367)            ___      (4,657)
Tax value of losses carried forward, net of valuation           128         (75)            ___          53
    allowance..........................................
Lease prepayments......................................         359          (8)            ___         351
Others (Note ii).......................................         (27)         90              (4)         59
                                                            -------      -------       ---------     --------
Net deferred tax assets................................          97         726              (4)        819
                                                            =======     ========       =========     ========
                                                                       (Note 10)


     Note:

     (i) As of December 31, 2004, deferred tax assets of RMB 266 were distributed to Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets.

     (ii) The amount recognized in equity represents the tax effect of change in fair value of available-for-sale securities, which was recognized directly in equity.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

22.   LONG-TERM PREPAYMENTS AND OTHER ASSETS

      Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software and catalysts.

23. SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

      Short-term debt represent:


                                                                                          December 31,
                                                                                          ------------
                                                                                         2005        2006
                                                                                        ------      ------
                                                                                        RMB         RMB
Third parties' debt
 Short-term bank loans.............................................................     15,392      25,666
                                                                                        ------      ------
 Current portion of long-term bank loans...........................................     14,879      15,291
 Current portion of long-term other loans..........................................         26          27
 Current portion of long-term bank loans of jointly controlled entities ...........        193         490
                                                                                        ------      ------
                                                                                        15,098      15,808
                                                                                        ------      ------
 Corporate bonds (a)...............................................................      9,921      11,885
                                                                                        ------      ------
                                                                                        40,411      53,359
                                                                                        ------      ------
 Loans from Sinopec Group Company and its affiliates
 Short-term loans..................................................................      2,705       4,849
 Current portion of long-term loans................................................        100         552
                                                                                        ------      ------
                                                                                         2,805       5,401
                                                                                        ------      ------
                                                                                        43,216      58,760
                                                                                        ======      ======

     The Group's weighted average interest rates on short-term loans were 4.0% and 5.2% as of December 31, 2005 and 2006, respectively.

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

     As of December 31, 2006, the Company had standby credit facilities with several PRC financial institutions which allowed the Company to borrow up to RMB 130,000 on an unsecured basis, at 5.020%. As of December 31, 2006, the Company's outstanding borrowings under these facilities were RMB 4,420 and were included in short-term bank loans. These facilities expire at various dates in 2007 and contain no financial covenants.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


Long-term debt comprise:

                                        Interest rate and final maturity                       December 31,
                                        --------------------------------                     -----------------
                                                                                             2005         2006
                                                                                            ------       -------
                                                                                              RMB           RMB
 Third parties' debt

 Long-term bank loans

 Renminbi denominated                  Interest rates ranging from interest free to
                                       6.9% per annum as of December 31, 2006 with
                                       maturities through 2016                              65,069        65,484

 Japanese                              Yen denominated Interest rates ranging
                                       from 2.6% to 5.8% per annum as of
                                       December 31, 2006 with maturities
                                       through 2024                                          3,394         2,713

 US                                    Dollar denominated Interest rates ranging
                                       from interest free to 7.4% per annum as
                                       of December 31, 2006 with
                                       maturities through 2031                               5,056         2,081

 Euro denominated                      Fixed interest rate at 6.7% per annum as of
                                       December 31, 2006 with maturities through 2010          117           101

 Hong Kong Dollar  denominated         Floating rate at Hong Kong Prime Rate plus
                                       0.8% to 1.1% per annum as of December 31,
                                       2005 with maturities through 2007; Paid off
                                       as of December 31, 2006                                 94            ___
                                                                                         ---------     ---------

                                                                                           73,730        70,379

 Long-term other loans

 Renminbi denominated                  Interest rates ranging from interest free to
                                       5.2% per annum as of December 31, 2006 with
                                       maturities through 2009                                 170         3,098

 US Dollar denominated                 Interest rates ranging from interest free to
                                       2.0% per annum as of December 31, 2006 with
                                       maturities through 2015                                  51            44
                                                                                         ---------      --------
                                                                                              221         3,142
                                                                                         ---------      --------
 Total long-term banks and other loans carried forward                                     73,951        73,521





            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 (All amounts in millions, except per share data and except otherwise stated)

Long-term debt comprise:

                                        Interest rate and final maturity                       December 31,
                                        --------------------------------                     -----------------
                                                                                             2005         2006
                                                                                            ------       -------
                                                                                              RMB           RMB

 Total long-term banks and other loans brought forward                                      73,951        73,521

 Corporate bonds

 Renminbi denominated              Fixed interest rate at 4.61% per annum as of December
                                   31, 2006 with maturity in February 2014 (b)               3,500         3,500
                                                                                            ------        ------

 Long-term bank loans of jointly controlled entities

 Renminbi                          denominated Floating rate at 90% of PBOC's
                                   base lending rate per annum as of December
                                   31, 2006 with maturities
                                   through 2021                                              5,710         5,019

 US                                Dollar denominated Floating rate at London
                                   Interbank Offer Rate plus 0.4% to 0.7% per
                                   annum as of December 31, 2006
                                   with maturities through 2021                              4,296         3,738
                                                                                           -------       -------
                                                                                            10,006         8,757
                                                                                           -------       -------
 Total third parties' long-term debts                                                       87,457        85,778

 Less: Current portion                                                                     (15,098)      (15,808)
                                                                                          --------      --------
                                                                                            72,359        69,970
                                                                                           -------       -------
Long-term loans from Sinopec Group Company and its affiliates

 Renminbi denominated              Interest  rates  ranging from interest free to 5.7%
                                   per annum as of December  31, 2006 with  maturities
                                   through 2020                                             39,962        39,572

 Long-term loans of jointly controlled entities from Sinopec Group
        Company and its affiliates

 Renminbi denominated              Floating  rate at 90% of PBOC's base  lending  rate
                                   applicable  to  three-year  tenor loan per annum as
                                   of December 31, 2006 with maturities through 2021           71            75

 Less: Current portion                                                                       (100)         (552)
                                                                                           -------       -------
                                                                                           39,933        39,095
                                                                                           -------       -------
                                                                                          112,292       109,065
                                                                                          ========      ========

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

(a)   The   Company issued six-month corporate bonds of face value at RMB 10,000 to corporate investors in PRC debenture market on October 24, 2005, at a discounted value of RMB 98.75 per RMB 100 par value, with an effective yield at 2.54% per annum. The Company redeemed the corporate bonds in April 2006.

      A subsidiary of the Company issued 270-day corporate bonds of face value at RMB 1,000 to corporate investors in PRC debenture market on February 23, 2006, at a discounted value of RMB 97.78 per RMB 100 par value with an effective yield of 3.07% per annum. The Company redeemed the corporate bonds in November 2006.

      The Company issued 183-day corporate bonds of face value at RMB 10,000 to corporate investors in PRC debenture market on May 16, 2006, at a discounted value of RMB 98.68 per RMB 100 par value, with an effective yield of 2.67% per annum. The Company redeemed the corporate bonds in November 2006.

      The Company issued 182-day corporate bonds of face value at RMB 10,000 to corporate investors in PRC debenture market on November 13, 2006, at a discounted value of RMB 98.43 per RMB 100 par value, with an effective yield of 3.20% per annum. The bonds mature in May 2007.

      A subsidiary of the Company issued 365-day corporate bonds of face value at RMB 2,000 to corporate investors in the PRC debenture market on December 11, 2006 at par value, with an effective yield 3.83% per annum. The bonds mature in December 2007.

(b) The Company issued ten-year corporate bonds of RMB 3,500 to PRC citizens as well as PRC legal and non-legal persons on February 24, 2004, with a fixed interest rate at 4.61% per annum.

     Third parties' loans of RMB 35 and RMB 171 as of December 31, 2005 and 2006, respectively, were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 83 and RMB 288 as of December 31, 2005 and 2006, respectively.

     The aggregate maturities of long-term debts and loans from Sinopec Group Company and its affiliates subsequent to December 31, 2006 are as follows:

                                                                      RMB
 2007.............................................................  16,360
 2008.............................................................  26,529
 2009.............................................................  20,061
 2010.............................................................  10,834
 2011.............................................................   5,310
 Thereafter.......................................................  46,331
                                                                  --------
                                                                   125,425
                                                                  ========

      Included in short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

                                                     December 31,
                                                   ----------------
                                                 2005            2006
                                              ---------         --------
 US Dollars................................. USD   2,158       USD     985
 Japanese Yen............................... JPY  50,507       JPY  41,350
 Euro  ..................................... EUR      12       EUR      10
 Hong Kong Dollars.......................... HKD     128       HKD   7,789
                                            =============    ===============

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


24.  TRADE ACCOUNTS PAYABLE

     Trade accounts payable are analyzed as follows:


                                                                 December 31,
                                                              ------------------
                                                              2005        2006
                                                             --------    -------
                                                               RMB        RMB
Amounts due to third parties................................. 50,353     49,177
Amounts due to Sinopec Group Company and its affiliates......  2,763      2,194
Amounts due to jointly controlled entities...................    650        750
Amounts due to associates....................................     51          4
                                                             ---------  --------
                                                              53,817     52,125
                                                             =========  ========

     Amounts due to Sinopec Group Company and its affiliates are repayable in accordance with normal commercial terms.

25.  ACCRUED EXPENSES AND OTHER PAYABLES

     Accrued expenses and other payables represent:


                                                                 December 31,
                                                              ------------------
                                                              2005        2006
                                                             --------    -------
                                                               RMB        RMB
Amounts due to Sinopec Group Company and its affiliates....   8,133      12,670
Accrued expenditures.......................................  19,660      23,266
Taxes other than income tax................................   3,092       6,313
Receipts in advance........................................  12,375      18,513
Advances from third parties................................   1,226       1,356
Others.....................................................   5,037       6,938
                                                             ------     -------
                                                             49,523      69,056
                                                             ======     =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

26.   SHARE CAPITAL


                                                                     December 31,
                                                                  ------------------
                                                                  2005        2006
                                                                 --------    -------
                                                                   RMB        RMB
Registered, issued and fully paid
69,921,951,000 domestic listed A shares of RMB 1.00 each......        ___     69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each......     16,780     16,780
67,121,951,000 domestic state-owned A shares of RMB 1.00 each.     67,122        ___
2,800,000,000 domestic listed A shares of RMB 1.00 each.......      2,800        ___
                                                                 --------    -------
                                                                   86,702     86,702
                                                                 ========    =======

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

      On September 25, 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, the 67,121,951,000 domestic state-owned A shares became listed A shares.

      All A shares and H shares rank pari passu in all material aspects.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

27.  RESERVES


                                                                                          2005          2006
                                                                                       ---------      ---------
                                                                                          RMB            RMB
Capital reserve (Note (a))
    At January 1.....................................................................    (19,217)     (19,217)
    Transfer from capital reserve to other reserves..................................         --       (2,373)
                                                                                       ---------      --------
    December 31......................................................................    (19,217)     (21,590)
                                                                                       ---------      --------

Share premium (Note (b))
    At January 1 and December 31.....................................................     18,072       18,072
                                                                                       ---------      --------

Revaluation reserve
    At January 1.....................................................................     27,998       26,342
    Revaluation surplus realized.....................................................     (1,656)      (1,590)
                                                                                       ---------      --------
    At December 31...................................................................     26,342       24,752
                                                                                       ---------      --------

Statutory surplus reserve (Note (c))
    At January 1.....................................................................      9,558       13,514
    Appropriation....................................................................      3,956        5,066
    Statutory public welfare fund transferred to statutory surplus reserve...........         --       13,514
                                                                                       ---------      --------
    At December 31...................................................................     13,514       32,094
                                                                                       ---------      --------

Statutory public welfare fund (Note (d))
    At January 1.....................................................................      9,558       13,514
    Appropriation....................................................................      3,956           --
    Statutory public welfare fund transferred to statutory surplus reserve...........         --      (13,514)
                                                                                       ---------      --------
    At December 31...................................................................     13,514            --
                                                                                       ---------      --------

Discretionary surplus reserve (Note (e))
    At January 1 ....................................................................      7,000        7,000
    Appropriation....................................................................         --       20,000
                                                                                       ---------      --------
    At December 31...................................................................      7,000       27,000
                                                                                       ---------      --------

Other reserves
    At January 1, as adjusted........................................................        547          987
    Change in fair value of available-for-sale securities, net of deferred tax                --           34
    Realization of deferred tax on land use rights (Note (f))........................         (5)          (7)
    Transfer from retained earnings to other reserves................................        535        1,013
    Transfer from capital reserve to other reserves..................................         --        2,373
    Distribution to Sinopec Group Company (Note (g)).................................        (90)        (631)
    Consideration for Acquisition of Oil Production Plants (Note 1)..................         --       (3,500)
                                                                                       ---------      --------
    At December 31...................................................................        987          269
                                                                                       ---------      --------



            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
 (All amounts in millions, except per share data and except otherwise stated)

                                                                                          2005        2006
                                                                                      ---------      --------
                                                                                          RMB           RMB
Retained earnings (Note (h))
    At January 1.....................................................................    53,122      77,387
    Net income attributable to equity shareholders of the Company....................    41,455      53,912
    Final dividend in respect of the previous financial years, approved and paid
       during the year (Note (i))....................................................    (6,936)     (7,803)
    Interim dividend (Note (j))......................................................    (3,468)     (3,468)
    Appropriation....................................................................    (7,912)    (25,066)
    Revaluation surplus realized.....................................................     1,656       1,590
    Realization of deferred tax on land use rights...................................         5           7
    Transfer from retained earnings to other reserves................................      (535)     (1,013)
                                                                                      ---------      --------
    At December 31...................................................................    77,387      95,546
                                                                                      ---------      --------
                                                                                        137,599     176,143
                                                                                      =========      ========



Notes:

(a) The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization and (ii) the difference between the considerations paid over the amount of the net assets of certain entities and related operations acquired from Sinopec Group Company.

(b) The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(c) According to the Company's Articles of Association, the Company is required to transfer 10% of its net income, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

      Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the years ended December 31, 2005 and 2006, the Company transferred RMB 3,956 and RMB 5,066, respectively, being 10% of the current year's net income determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

(d) Before January 1, 2006, according to the Company's Articles of Association, the Company was required to transfer 5% to 10% of its net income, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund could only be utilized on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. The transfer to this fund must be made before distribution of a dividend to shareholders.

      Pursuant to the Company's Articles of Associations and a resolution passed at the Directors' meeting on August 26, 2005, the directors authorized to transfer RMB 1,804 for the six-month period ended June 30, 2005, being 10% of the net income for the six-month period ended June 30, 2005 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

      The directors authorized the transfer of RMB 2,152, being 10% of the net income for the six-month period ended December 31, 2005 determined in accordance with the PRC Accounting Rules and Regulations, which was approved by the shareholders at the Annual General Meeting on May 24, 2006, to this fund.

      According to the Company Law of the PRC which was revised on October 27, 2005, the Company is no longer required to make appropriation to the statutory public welfare fund commencing from January 1, 2006. Pursuant to the notice "Cai Qi [2006] No. 67" issued by the Ministry of Finance on March 15, 2006, the balance of this fund as of December 31, 2005 was transferred to the statutory surplus reserve.

(e) The directors authorized the transfer of RMB 20,000 for the year ended December 31, 2006, subject to the shareholders' approval at the Annual General Meeting, to the discretionary surplus reserve. There was no

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

      transfer to this fund for the year ended December 31, 2005. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

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

 (g) These represent net assets distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended December 31, 2004 represent certain net assets retained, including certain property, plant and equipment with net book value of RMB 1,840 and certain construction in progress with net book value of RMB 232, by Sinopec Group Company in connection with the Acquisition of Petrochemical and Catalyst Assets. These transactions were recorded at historical cost and were reflected as changes in other reserves in the year the transaction occurred.

 (h) According to the Company's Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. As of December 31, 2005 and 2006, the amounts of retained earnings available for distribution were RMB 20,591 and RMB 42,156, respectively, being the amount determined in accordance with IFRS. Pursuant to a resolution passed at the Directors' meeting on April 6, 2007, a final dividend in respect of the year ended December 31, 2006 of RMB 0.11 per share totaling RMB 9,537 was proposed for shareholders' approval at the Annual General Meeting. Final dividend of RMB 9,537 in respect of the year ended December 31, 2006 has not been not recognized as a liability as of the balance sheet date.

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

      Pursuant to the shareholders' approval at the Annual General Meeting on May 24, 2006, a final dividend of RMB 0.09 per share totaling RMB 7,803 in respect of the year ended December 31, 2005 was declared and paid on June 30, 2006.

(j) Pursuant to the Company's Articles of Association and a resolution passed at the Director's meeting on August 26, 2005, the directors authorized to declare an interim dividend for the year ended December 31, 2005 of RMB
      0.04 per share totaling RMB 3,468, which was paid on September 30, 2005.

      Pursuant to the Company's Articles of Association and a resolution passed at the Director's meeting on August 25, 2006, the directors authorized to declare an interim dividend for the year ended December 31, 2006 of RMB
      0.04 per share totaling RMB 3,468, which was paid on September 28, 2006.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


28.  COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

     The Group leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

     As of December 31, 2006, the future minimum lease payments under operating leases are as follows:

                                                          RMB
 2007............................................       4,711
 2008............................................       4,568
 2009............................................       4,531
 2010............................................       4,505
 2011............................................       4,450
 Thereafter......................................     122,406
                                                    ---------
 Total minimum lease payments....................     145,171
                                                    =========

     The Group's leasing arrangement impose no restrictions on dividends, additional debt and/or further leasing.

Capital commitments

     As of December 31, 2006, the Group had capital commitments as follows:

                                                        RMB
 The Group
 Authorized and contracted for...................   113,192
 Authorized but not contracted for...............   165,967
                                                    -------
                                                    279,159
                                                    =======
 Jointly controlled entities
 Authorized and contracted for...................     1,878
 Authorized but not contracted for...............         5
                                                    -------
                                                      1,883
                                                    =======

     These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots, and capital contributions to the Group's investments and interest in associates.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


     The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 189, RMB 208 and RMB 236 for the years ended December 31, 2004, 2005 and 2006, respectively.

     Estimated future annual payments as of December 31, 2006 are as follows:

                                                          RMB
 2007...........................................          156
 2008...........................................          147
 2009...........................................           67
 2010...........................................           57
 2011...........................................           10
 Thereafter.....................................          226
                                                       ------
 Total payments.................................          663
                                                       ======

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

     (b) As of December 31, 2006, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                  RMB
 Associates...................................... 160
                                                  ===

      The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2006, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group's obligation under these guarantee arrangements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

Environmental contingencies

     To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 248, RMB 493 and RMB 1,637 for the years ended December 31, 2004, 2005 and 2006, respectively.

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

     The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for bad and doubtful debts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total revenues during the years ended December 31, 2004, 2005 and 2006.

     No other financial assets carry a significant exposure to credit risk.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


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

Interest rate risk

     The interest rates and terms of repayment of short-term and long-term debt of the Group are disclosed in Note 23.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

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

     The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:


                                                                                      Years ended December 31,
                                                                                     -------------------------
                                                                            Note       2004     2005      2006
                                                                                     -------- --------  ------
                                                                                       RMB      RMB       RMB
 Sales of goods...........................................................   (i)     63,507    95,043   132,345
 Purchases................................................................  (ii)     35,402    45,923    57,005
 Transportation and storage...............................................  (iii)     2,003     1,959     1,582
 Exploration and development services.....................................  (iv)     14,446    17,001    22,000
 Production related services..............................................   (v)      9,036    10,653    12,340
 Ancillary and social services............................................  (vi)      1,740     1,790     1,737
 Operating lease charges..................................................  (vii)     3,297     3,213     3,826
 Agency commission income................................................. (viii)        41        48        60
 Intellectual property licence fee paid...................................  (ix)         10         9         -
 Interest received........................................................   (x)         59        52        52
 Interest paid............................................................  (xi)        623     1,036     1,039
 Net deposits placed with/ (withdrawn from) related parties...............  (xii)       340       (67)   (3,910)
 Net loans obtained from/ (repaid to) related parties..................... (xiii)     3,548    (4,714)    1,758


     The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2006 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

     There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2005 and 2006. Guarantees given to banks by the Group in respect of banking facilities to associates are disclosed in Note 28.

     The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

Notes:

(i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii) Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

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

(vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

 (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

(x) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2005 and 2006 were RMB 4,599 and RMB 689, respectively.

(xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xii)  Deposits were placed with / withdrawn from Sinopec Finance Company
       Limited.

(xiii) The Group obtained loans from / repaid loans to Sinopec Group Company and Sinopec Finance Company Limited.

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

 (All amounts in millions, except per share data and except otherwise stated)

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

(c) The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,241 and RMB 568, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

      During the year ended December 31, 2004, the Group acquired the equity interest of Sinopec Group Tianjin Petrochemical Company, Sinopec Group Luoyang Petrochemical General Plant, Zhongyuan Petrochemical Company Limited, Sinopec Group Guangzhou Petrochemical General Plant and certain catalyst plants from Sinopec Group Company for a total consideration of RMB 3,128 which was fully paid in 2005 (the "Acquisition of Petrochemical and Catalyst Assets"). In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company, including certain property, plant and equipment with net book value of RMB 1,883, for a total consideration payable of RMB 2,232. In connection with these acquisitions, the Group disposed of certain property, plant and equipment, with net book value of RMB 1,857, and certain other assets and liabilities, related to its oilfield downhole operation (the "Downhole Assets") to Sinopec Group Company for a consideration receivable of RMB 1,712, which approximated the net carrying value of the assets and liabilities, resulting in a net cash consideration of RMB 3,648 payable to Sinopec Group Company. This consideration was fully paid during the year ended December 31, 2005.

      As discussed in Note 1, pursuant to the resolution passed at the Directors' meeting on October 10, 2006, the Group acquired equity interests in Sinopec Hainan for cash of RMB 2,990. Sinopec Hainan was previously wholly owned by Sinopec Group Company.

      As discussed in Note 1, pursuant to the resolution passed at the Directors' meeting on December 6, 2006, the Group acquired the equity interests in Oil Production Plants from Sinopec Group Company, for a total consideration of RMB 3,500 payable in 2007.

     Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in respective accounts caption are summarized as follows:


                                                                                         December 31,
                                                                                        --------------
                                                                                       2005       2006
                                                                                      -----       -----
                                                                                        RMB        RMB
Trade accounts receivable....................................................         4,222      4,323
Prepaid expenses and other current assets......................................       3,504      2,352
                                                                                    -------     ------
Total amounts due from Sinopec Group Company and its affiliates, associates
  and jointly controlled entities..............................................       7,726      6,675
                                                                                    =======     ======
Trade accounts payable.........................................................       3,464      2,948
Accrued expenses and other payables............................................       8,133     12,670
Short-term loans and current portion of long-term loans from Sinopec Group
  Company and its affiliates...................................................       2,805      5,401
Long-term loans excluding current portion from Sinopec Group Company and its
  affiliates...................................................................      39,933     39,095
                                                                                    -------     ------
Total amounts due to Sinopec Group Company and its affiliates, associates and
  jointly controlled entities..................................................      54,335     60,114
                                                                                    =======     ======


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

      As of and for the year ended December 31, 2006, no impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

(b)   Key management personnel emoluments

      Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

                                                     Years ended December 31,
                                                    --------------------------
                                            2004           2005           2006
                                            ----           ----           ----
                                         RMB'000        RMB'000        RMB'000
Short-term employee benefits............   3,997          2,868          4,562
Retirement scheme contributions.........     202            115            184
                                            ----           ----           ----
                                           4,199          2,983          4,746
                                           =====          =====          =====

     Total emoluments are included in "personnel expenses" as disclosed in Note
5.

(c)  Contributions to defined contribution retirement plans

     The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in Note 31. As of December 31, 2006, there was no material outstanding contribution to post-employment benefit plans.

(d)  Transactions with other state-controlled entities in the PRC

     The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organizations (collectively referred as "state-controlled entities").

     Apart from transactions with Sinopec Group Company and its affiliates, the Group has transactions with other state-controlled entities include but not limited to the following:

o        sales and purchase of goods and ancillary materials;
o        rendering and receiving services;
o        lease of assets;
o        depositing and borrowing money; and
o        use of public utilities.

     These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

     Having considered the transactions potentially affected by related party relationships, the entity's pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

(i) Transactions with other state-controlled energy and chemical companies

      The Group's major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries ("CNPC Group") and China National Offshore Oil Corporation and its subsidiaries ("CNOOC Group"), which are state-controlled entities.

     During the years ended December 31, 2004, 2005 and 2006, the aggregate amount of crude oil purchased by refining segment from CNPC and CNOOC Group and refined petroleum purchased by marketing and distribution segment from CNPC Group was RMB 41,652, RMB 58,957 and RMB 60,863, respectively.

     The aggregate amounts due from / to CNPC Group and CNOOC Group are summarized as follows:

                                                                December 31,
                                                             -----------------
                                                           2005            2006
                                                          -----            -----
                                                            RMB             RMB
Trade accounts receivable.................................  213             111
Prepaid expenses and other current assets.................  120             115
                                                          -----            -----
Total amounts due from CNPC Group and CNOOC Group.........  333             226
                                                          =====            =====
Trade accounts payable....................................1,237           1,231
Accrued expenses and other payables.......................  127               7
                                                          -----            -----
Total amounts due to CNPC Group and CNOOC Group...........1,364           1,238
                                                          =====            =====

(ii)  Transactions with state-controlled banks

      The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group's interest income from and interest expense to these state-controlled banks in the PRC are as follows:

                                    Years ended December 31,
                                   ---------------------------
                                  2004         2005          2006
                                  ----         ----          ----
                                  RMB          RMB           RMB
Interest income................   315          323           458
                                ======       ======        ======
Interest expense............... 3,786        4,878         6,163
                                ======       ======        ======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


      The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:


                                                                        December 31,
                                                                      ------------------
                                                                      2005          2006
                                                                      ----          ----
                                                                       RMB            RMB
Cash and cash equivalents............................................ 9,418          7,366
Time deposits with financial institutions............................   964            615
                                                                      ------        ------
Total deposits at state-controlled banks in the PRC.................. 10,382         7,981
                                                                      ======        ======
Short-term loans and current portion of long-term loans.............. 27,891        34,803
Long-term loans excluding current portion of long-term loans......... 67,641        62,346
                                                                      ------        ------
Total loans from state-controlled banks in the PRC................... 95,532        97,149
                                                                      ======        ======

31.   EMPLOYEE BENEFITS PLAN

     As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the years ended December 31, 2004, 2005 and 2006 were RMB 2,245, RMB 2,273 and RMB 2,270, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)



32.  SEGMENTAL REPORTING

     The Group has five operating segments as follows:

     (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

     (ii) Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)



     Reportable information on the Group's business segments is as follows:

                                              Years ended December 31,
                                             --------------------------
                                               2004         2005        2006
                                           --------    ---------    ---------
                                              RMB          RMB         RMB
Sales of goods
Exploration and production
     External sales.....................     16,091       20,006       23,355
     Inter-segment sales................     60,053       84,423      105,656
                                           --------    ---------    ---------
                                             76,144      104,429      129,011
Refining
     External sales.....................     63,388       82,810       99,201
     Inter-segment sales................    289,699      386,456      471,571
                                           --------    ---------    ---------
                                            353,087      469,266      570,772
Marketing and distribution
     External sales.....................    342,840      459,292      588,270
     Inter-segment sales................      2,831        3,172        4,601
                                           --------    ---------    ---------
                                            345,671      462,464      592,871
Chemicals
     External sales.....................    126,013      160,783      209,135
     Inter-segment sales................     12,510       12,199       12,299
                                           --------    ---------    ---------
                                            138,523      172,982      221,432
Corporate and others
     External sales.....................     48,986       76,368      124,693
     Inter-segment sales................     32,046       44,897      136,775
                                           --------    ---------    ---------
                                             81,032      121,265      261,468
Elimination of inter-segment sales......  (397,139)    (531,147)     (730,902)
                                           --------    ---------    ---------
Total sales of goods....................    597,318      799,259    1,044,652
                                           --------    ---------    ---------

Other operating revenues
Exploration and production..............      9,294       10,756       14,155
Refining................................      5,186        5,421        4,590
Marketing and distribution..............        755        1,358          687
Chemicals...............................      6,170        5,841        6,661
Corporate and others....................      1,192          637          657
                                           --------    ---------    ---------
Total other operating revenues..........     22,597       24,013       26,750
                                           --------    ---------    ---------
Other income
Refining................................         --        9,415        5,000
                                           --------    ---------    ---------
Total other income......................         --        9,415        5,000
                                           --------    ---------    ---------
                                            619,915      832,687    1,076,402
                                           ========    =========    =========

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)




                                              Years ended December 31,
                                             --------------------------
                                               2004         2005        2006
                                           --------    ---------    ---------
                                              RMB          RMB         RMB
Operating income by segment
   - Exploration and production............  26,397      48,334        63,182
   - Refining..............................   4,982     (3,536)       (25,298)
   - Marketing and distribution............  14,716      10,350        30,234
   - Chemicals.............................  18,721      14,296        17,234
   - Corporate and others.................. (1,925)      (1,198)       (1,532)
                                           --------    ---------    ---------
Total operating income.....................  62,891      68,246        83,820
                                           --------    ---------    ---------
Income/(loss) from associates
   - Exploration and production............     447         326          233
   - Refining..............................      58          23           58
   - Marketing and distribution............     302         241          404
   - Chemicals.............................    (164)          1           20
   - Corporate and others..................     154         266          232
                                           --------    ---------    ---------
Aggregate income from associates ..........     797         857          947
                                           --------    ---------    ---------
Finance costs
     Interest expense...................... (4,583)      (5,926)       (7,437)
     Interest income.......................    378          384           555
     Foreign exchange losses...............   (223)         (79)         (153)
      Foreign exchange gains...............     61          996           935
                                           --------    ---------    ---------
Net finance costs.......................... (4,367)      (4,625)       (6,100)
Investment income..........................    121          178           256
                                           --------    ---------    ---------
Income before income tax................... 59,442       64,656        78,923
Income tax.................................(18,091)     (19,880)      (23,515)
                                           --------    ---------    ---------
Net income................................. 41,351       44,776        55,408
                                           ========    =========    =========

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)



                                              Years ended December 31,
                                             --------------------------
                                             2004         2005        2006
                                           --------    ---------    ---------
                                              RMB          RMB         RMB
Assets
Segment assets
   - Exploration and production.............112,720    127,471       155,043
   - Refining...............................112,963    142,776       163,898
   - Marketing and distribution............. 93,722    102,935       108,053
   - Chemicals..............................105,032    115,942       125,051
   - Corporate and others................... 17,574     20,570        22,641
                                           --------    ---------    ---------
Total segment assets........................442,011    509,694       574,686
                                           --------    ---------    ---------
Interest in associates
   - Exploration and production.............  1,396      1,494         1,063
   - Refining...............................    319        571         1,117
   - Marketing and distribution.............  2,410      4,298         4,692
   - Chemicals..............................  4,315      1,092         1,245
   - Corporate and others...................  1,787      1,812         3,500
                                           --------    ---------    ---------
Aggregate interest in associates............ 10,227      9,267        11,617
                                           --------    ---------    ---------
Unallocated assets.......................... 28,600     30,079        25,487
                                           --------    ---------    ---------
Total assets................................480,838    549,040       611,790
                                           ========    =========    =========
Liabilities
Segment liabilities
   - Exploration and production............. 17,158     20,262        30,082
   - Refining............................... 28,170     27,311        30,162
   - Marketing and distribution............. 23,419     23,713        27,090
   - Chemicals.............................. 16,528     19,442        19,619
   - Corporate and others................... 15,547     35,855        35,913
                                           --------    ---------    ---------

Total segment liabilities...................100,822    126,583       142,866
                                           --------    ---------    ---------
Unallocated liabilities.....................154,721    167,477       184,135
                                           --------    ---------    ---------
Total liabilities...........................255,543    294,060       327,001
                                           ========    =========    =========

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)



     Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.


                                                                              Years ended December 31,
                                                                             --------------------------
                                                                            2004         2005        2006
                                                                          --------    ---------    ---------
                                                                             RMB          RMB         RMB
Capital expenditure
Exploration and production............................................     21,234      23,095       31,734
Refining..............................................................     15,319      19,100       21,969
Marketing and distribution............................................     16,678      10,954       11,319
Chemicals.............................................................     11,025       9,386       12,629
Corporate and others..................................................      1,550       1,164        2,170
                                                                          --------    ---------    ---------
                                                                           65,806      63,699       79,821
                                                                          ========    =========    =========
Capital expenditure of Oil Production Plants
Exploration and production..............................                      642       1,612        3,362
                                                                          ========    =========    =========
Capital expenditure of jointly controlled entities
Exploration and production............................................      1,323         772          102
Chemicals.............................................................      5,178       1,830          160
                                                                          --------    ---------    ---------
                                                                            6,501       2,602          262
                                                                          ========    =========    =========
Depreciation, depletion and amortization
Exploration and production............................................     12,217      11,118       12,945
Refining..............................................................      7,730       7,055        7,733
Marketing and distribution............................................      2,759       3,026        3,452
Chemicals.............................................................      9,325       9,697        9,697
Corporate and others..................................................        462         722          408
                                                                          --------    ---------    ---------
                                                                           32,493      31,618       34,235
                                                                          ========    =========    =========
Impairment losses on long-lived assets recognized
     in consolidated statements of income
Exploration and production............................................         98          60         552
Refining..............................................................         14         ___         ___
Marketing and distribution............................................      1,769         366          23
Chemicals.............................................................      2,038       1,425         250
                                                                          --------    ---------    ---------
                                                                            3,919       1,851         825
                                                                          ========    =========    =========
 Impairment losses on revalued long-lived assets recognized in equity attributable to equity shareholders of the Company
 Chemicals.............................................................       709          --          --
                                                                          ========    =========    =========

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)





33.   PRINCIPAL SUBSIDIARIES


                                                                                              Percentage
                                                                               Percentage of  of equity
                                                                               equities       held by the
                                         Particulars of issued   Type of       held by the    Company's
    Name of company                      and paid up capital     Legal Entity  Company        subsidiaries    Principal activities
    ---------------                      ---------------------   ------------  -------        ------------    --------------------
                                                                                 %               %
 China Petrochemical International       RMB 1,663               Limited      100.00              __      Trading of crude oil and
    Company Limited                                              company                                  petrochemical products

 Sinopec Sales Company Limited           RMB 1,700               Limited      100.00              __      Marketing and distribution
                                                                 company                                  of refined petroleum
                                                                                                          products

 Sinopec Zhenhai Refining and Chemical   RMB 2,524               Limited      100.00              __      Manufacturing of
    Company Limited (Note 17)                                    company                                  intermediate
                                                                                                          petrochemical products
                                                                                                          and petroleum products

 Sinopec Qilu Petrochemical Company      RMB 1,950               Limited       99.76              __      Manufacturing of
                                                                                                          intermediate petrochemical
                                                                                                          products and petroleum
                                                                                                          products

 Sinopec Yangzi Petrochemical Company    RMB 2,330               Limited       99.81              __      Manufacturing of
                                                                                                          intermediate petrochemical
                                                                                                          products and petroleum
                                                                                                          products

 Sinopec Zhongyuan Petroleum Company      RMB 875                Limited       99.35              __     Exploration and production
     Limited (Note 17)                                           company                                 of crude oil and natural
                                                                                                         gas

 Shengli Oil Field Dynamic Company        RMB 364                Limited       97.71              __     Exploration and production
    Limited (Note 17)                                            company                                 of crude oil and
                                                                                                         distribution of
                                                                                                         petrochemical products

 Sinopec Fujian Petrochemical Company    RMB 2,253               Limited       50.00              __     Manufacturing of plastics,
    Limited (i)                                                  company                                 intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products

 Sinopec Shanghai Petrochemical          RMB 7,200               Limited       55.56              __     Manufacturing of synthetic
    Company Limited                                              company                                 fibres, resin and plastics,
                                                                                                         intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products

 Sinopec Shijiazhuang Refining-          RMB 1,154               Limited       79.73              __     Manufacturing of
    Chemical Company Limited                                     company                                 intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products

 Sinopec Kantons Holdings Limited         HK$ 104                Limited         __            72.40     Trading of crude oil and
                                                                 company                                 petroleum products

 Sinopec Wuhan Petroleum Group            RMB 147                Limited       46.25              __     Marketing and distribution
    Company Limited (i)                                          company                                 of refined petroleum
                                                                                                         products

 Sinopec Yizheng Chemical Fibre          RMB 4,000               Limited       42.00              __     Production and sale of
    Company Limited (i)                                          company                                 polyester chips and
                                                                                                         polyester fibres

 Sinopec Zhongyuan Petrochemical         RMB 2,400               Limited       93.51              __     Manufacturing of chemical
    Company Limited                                              company                                 products

 Sinopec Shell (Jiangsu) Petroleum        RMB 830                Limited       60.00              __     Marketing and distribution
    Marketing Company Limited                                    company                                 of refined petroleum
                                                                                                         products

 BP Sinopec (Zhejiang) Petroleum          RMB 800                Limited       60.00              __     Marketing and distribution
    Company Limited                                              company                                 of refined petroleum
                                                                                                         products

 Sinopec Qingdao Refining and Chemical    RMB 800                Limited       85.00              __     Manufacturing of
    Company Limited                                              company                                 intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products

 Sinopec Hainan Refining and Chemical    RMB 3,986               Limited       75.00              __     Manufacturing of
    Company Limited                                              company                                 intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products

     Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

(i) The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


(ii) During the year ended December 31, 2006, the Company disposed the 211,423,651 A shares, representing approximately 40.72% of the issued share capital, in Sinopec Wuhan Phoenix Company Limited pursuant to an agreement entered into with a third party. No significant disposal gain or loss was recorded from this transaction.

34.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, advances to third parties, amounts due from associates, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments as of December 31, 2005 and 2006.

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

     The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and its affiliates as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization of the Group, its existing capital structure and the terms of the borrowings.

     The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2005 and 2006:

                                             December 31,
                                             ------------
                                            2005        2006
                                            ----        ----
                                             RMB         RMB

 Carrying amount......................... 87,457      85,778
 Fair value.............................. 87,461      85,376

     The fair value of long-term indebtedness is estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

     Unquoted equity securities are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

     The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


Impairment for long lived assets

     If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognized in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

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

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


36. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2006

     Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2006 and which have not been adopted in these financial statements:


                                                                             Effective for accounting
                                                                             period beginning on or after
IFRS 7, Financial instruments: disclosures                                   January 1, 2007

IFRS 8, Operating Segments                                                   January 1, 2009

IFRIC 7, Applying the restatement approach under IAS 29, Financial           March 1, 2006
  reporting in hyperinflationary economies

IFRIC 8, Scope of IFRS 2                                                     May 1, 2006

IFRIC 9, Reassessment of Embedded Derivatives                                June 1, 2006

IFRIC 10, Interim financial reporting and impairment                         November 1, 2006

IFRIC 11, IFRS 2 - Group and treasury share transaction                      March 1, 2007

IFRIC 12, Service concession arrangements                                    January 1, 2008

Amendment to IAS 1, Presentation of financial statements: capital
  disclosures                                                                January 1, 2007


      The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these financial statements, the Group believes that the adoption of IFRIC 7, IFRIC 8, IFRIC 9, IFRIC 10, IFRIC 11, IFRIC 12 and the amendment to IAS 1 are not applicable to any of the Group's operations and that the adoption of the remainder of the above new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


37.  SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences are set out below.

(a)  Foreign exchange gains and losses

     In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalized as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. For the years presented herein, the US GAAP adjustments represent the amortization effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 241 and RMB 195 as of December 31, 2005 and 2006, respectively.

(b)  Capitalization of property, plant and equipment

     In the years prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalization of interest and pre-production results under IFRS that were reversed and expensed under US GAAP. For the years presented herein, there were no further additions related to the capitalization of interest and pre-production results under IFRS and the US GAAP adjustments represent the amortization effect of such originating adjustments described above. The amounts were fully amortized as of December 31, 2004. Accordingly, there was no difference in the carrying amount of property, plant and equipment under IFRS and US GAAP as of December 31, 2005 and 2006, respectively.

(c)  Revaluation of property, plant and equipment

     As required by the relevant PRC regulations with respect to the Reorganization, the property, plant and equipment of the Group were revalued at September 30, 1999. In addition, the property, plant and equipment of Sinopec National Star, Sinopec Maoming, Refining Assets, Petrochemical and Catalyst Assets and Oil Production Plants were revalued at December 31, 2000, June 30, 2003, October 31, 2003, June 30, 2004 and June 30, 2006, respectively, in connection with the acquisitions of Sinopec National Star, Sinopec Maoming, Refining Assets, Petrochemical and Catalyst Assets and Oil Production Plants. Under IFRS, such revaluations result in an increase in equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases and a charge to income with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

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

     Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 1,838 and RMB 86 as of December 31, 2005 and 2006, respectively.



(d)  Exchange of assets

     During 2002, the Company and Sinopec Group Company entered into an asset swap transaction. Under IFRS, the cost of property, plant and equipment acquired in an exchange for a dissimilar item of property, plant and equipment is measured at fair value. Under US GAAP, as the exchange of assets was between entities under common control, the assets received from Sinopec Group Company are measured at historical cost. The

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


difference between the historical cost of the net assets transferred and the net assets received is accounted for as an equity transaction. For the years presented herein, the US GAAP adjustments represent the amortization effect of such originating adjustments described above. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 509 and RMB 486 as of December 31, 2005 and 2006, respectively.

(e) Reversal of impairment of long-lived assets

     Under IFRS, impairment charges are recognized when a long-lived asset's carrying amount exceeds the higher of an asset's fair value less costs to sell and value in use, which incorporates discounting the asset's estimated future cash flows.

     Under US GAAP, determination of the recoverability of a long-lived asset held for use is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for a long-lived asset is based on the difference between the asset's carrying value and the fair value of the asset.

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

     For the years presented herein, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS. Accordingly, the carrying amount of property, plant and equipment under IFRS was higher than the amount under US GAAP by RMB 456 and RMB 418 as of December 31, 2005 and 2006, respectively.

(f) Capitalized interest on investment in associates

      Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalized. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalized and subsequently amortized when the operation of the qualifying assets begin. Accordingly, the carrying amount of the investment in associates under IFRS was lower than the amount under US GAAP by RMB 486 and RMB 446 as of December 31, 2005 and 2006, respectively.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


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

     As a result, there is no difference in respect of goodwill amortization effective January 1, 2005. Accordingly, the carrying amount of the goodwill under IFRS was lower than the amount under US GAAP by RMB 43 and RMB 43 as of December 31, 2005 and 2006, respectively, due to the continued amortization of goodwill under IFRS until the end of 2004.

(h)  Presentation of minority interests

     Under IFRS, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated statements of income as an allocation of the total net income for the year between the minority interests and the equity shareholders of the Company. Under US GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statements of income as a component of net income.

(i)  Companies included in consolidation

     Under IFRS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, and proportionately consolidates jointly controlled entities in which the Group has joint control with other venturers. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated nor proportionately consolidated, but rather be accounted for under the equity method. Accordingly, certain of the Group's subsidiaries, of which the Group owns between 40.72% to 50% of the outstanding voting stock, and the Group's jointly controlled entities are not consolidated nor proportionately consolidated under US GAAP and instead accounted for under the equity method. This exclusion does not affect the income attributable to equity shareholders of the Company or the total equity attributable to the equity shareholders of the Company reconciliations between IFRS and US GAAP.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


     Presented below is summarized financial information prepared in accordance with US GAAP of such subsidiaries and jointly controlled entities.


                                          Years ended December 31,
                                         -------------------------
                                    2004             2005            2006
                                    ----             -----           ----
                                     RMB              RMB             RMB
 Sales of goods.................  28,004           53,768          75,184
 Income before income tax.......   1,373              286           6,119
 Net income / (loss)............     969            (204)           5,672

                                                        At December 31,
                                                       ----------------
                                                      2005            2006
                                                      -----           ----
                                                       RMB             RMB
 Current assets.................                    12,101           19,417
 Total assets...................                    64,560           68,458
 Current liabilities............                     8,901           12,231
 Total liabilities..............                    31,727           31,448
 Total equity...................                    32,833           37,010

(j)  Recently issued accounting standards

SFAS No. 157

     In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Currently, the Group does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

FIN No. 48

     In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" ("FIN48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for the first fiscal year beginning after December 15, 2006. Currently, the Group does not expect the adoption of this Interpretation will have a material effect on its consolidated financial statements.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


Reconciliation to US GAAP

     The effect on net income attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:


                                                             Reference
                                                               in note        Years ended December 31,
                                                                above        2004       2005       2006
                                                                -----        ----       ----       ----
                                                                              RMB        RMB        RMB
Net income attributable to equity shareholders of the
     Company under IFRS....................................                35,335     41,455     53,912
US GAAP adjustments:
     Foreign exchange gains and losses.....................    (a)             60         54         46
     Capitalization of property, plant and equipment.......    (b)             22          -          -
     Depreciation on revalued property, plant and equipment.   (c)          4,301      4,016      1,340
     Disposal of property, plant and equipment.............    (c)          2,099      1,838         57
     Exchange of assets....................................    (d)             23         23         23
     Depreciation effect of reversal of impairment of
         long-lived assets.................................    (e)             29         76         38
     Capitalized interest on investments in associates, net
         of amortization effect............................    (f)            205        (40)       (40)
     Goodwill amortization for the year....................    (g)             13          -          -
     Deferred tax effect of US GAAP adjustments............                (2,277)    (1,786)      (421)
     Minority interests....................................    (h)           (519)      (489)       (93)
                                                                         ---------  ---------   ========
Net income attributable to equity shareholders of the
     Company under US GAAP.................................                39,291     45,147     54,862
                                                                         ========   ========    ========
Basic and diluted earnings per share under US GAAP.........                  0.45       0.52       0.63
                                                                         ========   ========    ========

Basic and diluted earnings per ADS under US GAAP*..........                 45.31      52.07      63.28
                                                                         ========   ========    ========


     *Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


     The effect on the total equity attributable to equity shareholders of the Company of significant differences between IFRS and US GAAP is as follows:


                                                             Reference
                                                               in note      Years ended December 31,
                                                                above          2005         2006
                                                                -----          ----         ----
                                                                                RMB          RMB

 Total equity attributable to equity shareholders of the
      Company under IFRS......................................                224,301       262,845
 US GAAP adjustments:
      Foreign exchange gains and losses.......................    (a)            (241)         (195)
      Revaluation of property, plant and equipment............    (c)          (1,838)         (441)
      Exchange of assets......................................    (d)            (509)         (486)
      Reversal of impairment of long-lived assets.............    (e)            (456)         (418)
      Capitalized interest on investments in associates.......    (f)             486           446
      Goodwill................................................    (g)              43            43
      Effect of US GAAP adjustments on deferred tax assets....                    921           487
      Effect of US GAAP adjustments on deferred tax
          liabilities.........................................                   (134)         (121)
      Minority interests......................................    (h)             230           137
                                                                             --------      --------
 Total equity attributable to equity shareholders of the                      222,803       262,297
                                                                             ========      ========
      Company under US GAAP...................................


38.  SUBSEQUENT EVENT

     On December 6, 2006, the Group announced its proposal to issue US$ 1,500 convertible bonds, which are convertible into H shares of the Company. This proposal was subsequently approved by the shareholders of the Company at the Extraordinary General Meeting held on January 22, 2007.

     On March 16, 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the People's Republic of China ("new tax law"), which will take effect on January 1, 2008. According to the new tax law, the corporate income tax rate for entities other than certain high-tech enterprises and small-scale enterprises, as defined in the new tax law will be revised to 25%. In addition, entities that are currently taxed at preferential rates will be subject to a five-year transition period during which the tax rates will gradually be increased to the unified rate of 25% from January 1, 2008. As a result of the new tax law, it is expected that the income tax rate applicable to the Company and certain of its subsidiaries will be reduced from 33% to 25% from January 1, 2008. However, since the detailed implementation rules as to how the existing preferential rates will gradually be increased to the unified rate of 25% over the five-year transition period have not been formulated and promulgated, management is not yet in a position to estimate the impact of the new tax law on the deferred tax assets and liabilities of certain entities which are being taxed at preferential rates. The financial effect of the new tax law, if any, will be reflected in the Group's 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

39.  PARENT AND ULTIMATE HOLDING COMPANY

     The directors consider the parent and ultimate holding company of the Group as of December 31, 2006 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)

     In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group at December 31, 2004, 2005 and 2006, and for each of the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalized costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Table I:   Capitalized costs related to oil and gas producing activities


                                                                                 Years ended December 31,
                                                                                --------------------------
                                                                                 2004         2005      2006
                                                                                  RMB          RMB       RMB
Property cost.........................................................           ___          ___        ___
Wells and related equipment and facilities............................       160,380      180,138    203,551
Supporting equipment and facilities...................................        12,756       13,573     16,483
Uncompleted wells, equipment and facilities...........................         9,387       11,003     16,420
                                                                           ---------    ---------   --------
Total capitalized costs...............................................       182,523      204,714    236,454
Accumulated depreciation, depletion, amortization and impairment
   allowances.........................................................       (80,491)     (88,274)   (96,485)
                                                                           ---------    ---------   --------
Net capitalized costs.................................................       102,032      116,440    139,969
                                                                           =========    =========  =========

Table II:   Cost incurred in exploration and development

                                                                                 Years ended December 31,
                                                                                --------------------------
                                                                                 2004         2005      2006
                                                                                  RMB          RMB       RMB

Exploration......................................................              8,481        9,086    11,127
Development......................................................             21,113       22,804    32,054
                                                                              ------       ------    ------
Total cost incurred..............................................             29,594       31,890    43,181
                                                                              ======       ======    ======

Table III:   Results of operations for oil and gas producing activities


                                                                                 Years ended December 31,
                                                                                --------------------------
                                                                                 2004         2005      2006
                                                                                  RMB          RMB       RMB
Revenues
     Sales.......................................................             13,380       16,796    21,683
     Transfers...................................................             60,053       84,423   105,656
                                                                              -------    --------   -------
                                                                              73,433      101,219   127,339
Production costs excluding taxes.................................            (17,606)     (21,722)  (24,040)
Exploration expenses.............................................             (6,396)      (6,411)   (7,983)
Depreciation, depletion, amortization and impairment provisions..            (11,707)     (10,595)  (13,001)
Taxes other than income tax......................................             (1,167)      (1,687)  (10,784)
                                                                              -------    ---------  --------
Income before income tax.........................................             36,557       60,804    71,531
Income tax expense...............................................            (12,064)     (20,065)  (23,605)
                                                                             --------     --------  --------
Results of operations from producing activities...................            24,493       40,739    47,926
                                                                              =======      ======    ======


            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)



     The results of operations for producing activities for the years ended December 31, 2004, 2005 and 2006 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

     The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2004, 2005 and 2006 are shown in the following table.

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

     "Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.


                                                                                  Years ended December 31,
                                                                                -----------------------------
                                                                                 2004         2005      2006
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year................................................              3,257        3,267     3,294
Revisions of previous estimates..................................                 23           26       (10)
Improved recovery................................................                127          142       146
Extensions and discoveries.......................................                134          138       148
Production.......................................................               (274)        (279)     (285)
                                                                              -------     -------   -------
End of year......................................................              3,267        3,294     3,293
                                                                              =======     =======   =======
Proved developed reserves
Beginning of year................................................              2,786        2,808     2,870
                                                                              =======     =======   =======
End of year......................................................              2,808        2,870     2,903
                                                                              =======     =======   =======
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year................................................              2,888        3,033     2,952
Revisions of previous estimates..................................                             (42)       (9)
                                                                                 (95)
Extensions and discoveries.......................................                447          183       170
Production.......................................................               (207)        (222)     (257)
                                                                              -------     -------   -------
End of year......................................................              3,033        2,952     2,856
                                                                              =======     =======   =======
Proved developed reserves
Beginning of year................................................              1,249        1,398     1,557
                                                                              =======     =======   =======
End of year......................................................              1,398        1,557     1,472
                                                                              =======     =======   =======

            CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

 (All amounts in millions, except per share data and except otherwise stated)


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

     The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2004, 2005 and 2006 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.


                                                                     Years ended December 31,
                                                                  -------------------------------
                                                                     2004         2005        2006
Future cash flows..............................................1,003,511    1,401,283   1,235,524
Future production costs........................................ (350,012)    (440,743)   (487,895)
Future development costs.......................................  (25,577)     (26,994)    (33,523)
Future income tax expenses..................................... (174,060)    (270,607)   (189,465)
                                                               ----------  ----------    ---------
Undiscounted future net cash flows.............................  453,862      662,939     524,641
10% annual discount for estimated timing of cash flows......... (204,183)    (304,893)   (241,180)
                                                               ----------  ------------  ---------
Standardized measure of discounted future net cash flows.......  249,679      358,046     283,461
                                                               ==========  ============  =========


Table VI:   Changes in the standardized measure of discounted future net cash flows


                                                                               Years ended December 31,
                                                                              -----------------------------
                                                                                 2004         2005      2006
                                                                                  RMB          RMB       RMB
Sales and transfers of oil and gas produced, net of production costs         (46,145)     (61,346)  (92,849)
Net changes in prices and production costs                                    69,305      130,221  (114,796)
Net change due to extensions, discoveries and improved recoveries             36,209       56,131    51,445
Revisions of previous quantity estimates                                       2,204        3,964    (1,207)
Previously estimated development costs incurred during the year                7,148        8,134     8,516
Accretion of discount                                                         16,176       21,352    30,190
Net change in income taxes                                                   (22,733)     (50,397)   43,784
Others                                                                           213          308       332
                                                                          ----------     --------   -------
Net change for the year                                                       62,377      108,367   (74,585)
                                                                          ==========     ========   =======


                                   SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                             China Petroleum & Chemical Corporation

                             By /s/ Chen Ge
                             ---------------
                             Name: Chen Ge
                             Title: Secretary to the Board of Directors



Date:  April 6, 2007