Form 20-F
period 2007-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2008-06-05
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______ TO_______
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ………

FOR THE TRANSACTION PERIOD FORM ____________ TO __________

COMMISSION FILE NUMBER 1-15138
____________________________________

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION
(Exact name of Registrant as specified in its charter)
_______________________

The People's Republic of China
(Jurisdiction of incorporation or organization)
_______________________

6A, Huixingdong Street
Chaoyang District, Beijing, 100029
The People's Republic of China
(Address of principal executive offices)
_______________________

Mr. Chen Ge
6A, Huixingdong Street
Chaoyang District, Beijing, 100029
The People's Republic of China
Tel: +86 (10) 6499 0060
Fax: +86 (10) 6499 0022
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
________________________

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 100 H Shares of par value RMB 1.00 per share	New York Stock Exchange, Inc.
H Shares of par value RMB 1.00 per share	New York Stock Exchange, Inc.*
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

Shares with selling restriction, par value RMB 1.00 per share	61,422,922,493
H Shares, par value RMB 1.00 per share	16,780,488,000
A Shares, par value RMB 1.00 per share	8,499,028,507

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

Yes X                     No__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X                     Accelerated filer __                    Non-accelerated filer __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___	International Financial Reporting Standards as issued by the International Accounting Standards Board	X	Other ___

If "Other" has been checked in  response to the previous question,  indicate by check mark which  financial statement item the registrant has elected to follow.

Item 17__                      Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes __                     No X

Table of Contents

Page
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3.	KEY INFORMATION		6
	A.	SELECTED FINANCIAL DATA	6
	B.	CAPITALIZATION AND INDEBTEDNESS	8
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D.	RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY		13
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
	B.	BUSINESS OVERVIEW	14
	C.	ORGANIZATIONAL STRUCTURE	29
	D.	PROPERTY, PLANT AND EQUIPMENT	29
ITEM 4A.	UNRESOLVED STAFF COMMENTS		30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		30
	A.	GENERAL	30
	B.	CONSOLIDATED RESULTS OF OPERATIONS	33
	C.	DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS	39
	D.	LIQUIDITY AND CAPITAL RESOURCES	47
	E.	RECENT DEVELOPMENTS	49
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		49
	A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT	49
	B.	COMPENSATION	56
	C.	BOARD PRACTICE	57
	D.	EMPLOYEES	58
	E.	SHARE OWNERSHIP	59
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		59
	A.	MAJOR SHAREHOLDERS	59
	B.	RELATED PARTY TRANSACTIONS	59
	C.	INTERESTS OF EXPERTS AND COUNSEL	60
ITEM 8.	FINANCIAL INFORMATION		60
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	60
	B.	SIGNIFICANT CHANGES	60
ITEM 9.	THE OFFER AND LISTING		61
	A.	OFFER AND LISTING DETAILS	61
ITEM 10.	ADDITIONAL INFORMATION		62
	A.	SHARE CAPITAL	62
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	62
	C.	MATERIAL CONTRACTS	69
	D.	EXCHANGE CONTROLS	69
	E.	TAXATION	70
	F.	DIVIDENDS AND PAYING AGENTS	73
	G.	STATEMENT BY EXPERTS	73
	H.	DOCUMENTS ON DISPLAY	73
	I.	SUBSIDIARY INFORMATION	73
ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK		74
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		79
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		79
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		79
	A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS	79
	B.	USE OF PROCEEDS	79
ITEM 15.	CONTROLS AND PROCEDURES		79
ITEM 16.	RESERVED		81
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		81
ITEM 16B.	CODE OF ETHICS		81
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		81
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		81

ITEM 16E.	PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	81
ITEM 17.	FINANCIAL STATEMENTS	81
ITEM 18.	FINANCIAL STATEMENTS	81
ITEM 19.	EXHIBITS	82

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	"Sinopec Corp.", "we", "our" and "us" are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

•	"Sinopec Group Company" are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

•	"Sinopec Group" are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

•	"China" or the "PRC" are to the People's Republic of China, excluding for purposes of this annual report Hong Kong, Macau and Taiwan;

•	"provinces" are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

•	"RMB" are to Renminbi, the currency of the PRC;

•	"HK$" are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

•	"US$" are to US dollars, the currency of the United States of America.

Conversion Conventions

Conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources and one tonne to 7.1 barrels for crude oil we produce, representing the American Petroleum Institute (“API”) gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

•	"billion" are to a thousand million.

•	"BOE" are to barrels-of-oil equivalent; natural gas is converted at a ratio of 6,000 cubic feet of natural gas to one BOE.

•
"primary distillation capacity" are to the crude oil throughput capacity of a refinery's crude oil distillation units, calculated by estimating the number of days in a year that such crude oil distillation units are expected to operate, excluding downtime for regular maintenance, and multiplying that number by the amount equal to the units' optimal daily crude oil throughput.

•
"rated capacity" are to the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, excluding downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output or throughput, as the case may be.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB 7.2946 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On May 30, 2008, the noon buying rate was RMB 6.9400 to US$1.00.

The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
Period	End	Average(1)	High	Low
	(RMB per US$1.00)
2003	8.2767	8.2772	8.2800	8.2769
2004	8.2765	8.2767	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.9723
2007	7.2946	7.5806	7.8127	7.2946
December 2007	7.2946	-	7.4120	7.2946
January 2008	7.1818	-	7.2946	7.1818
February 2008	7.1115	-	7.1973	7.1100
March 2008	7.0120	-	7.1110	7.0105
April 2008	6.9870	-	7.0185	6.9840
May 2008	6.9400	-	7.0000	6.9377

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

FORWARD-LOOKING STATEMENTS

This annual report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expressions are also intended to identify forward-looking statements. These forward-looking statements address, among others, such issues as:

•	amount and nature of future exploration and development,
•	future prices of and demand for our products,
•	future earnings and cash flow,
•	development projects and drilling prospects,
•	future plans and capital expenditures,
•	estimates of proved oil and gas reserves,
•	exploration prospects and reserves potential,
•	expansion and other development trends of the petroleum and petrochemical industry,
•	production forecasts of oil and gas,
•	expected production or processing capacities, including expected rated capacities and primary distillation capacities, of units or facilities not yet in operation,
•	expansion and growth of our business and operations, and
•	our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3. Key Information — Risk Factors" and the following:

•	fluctuations in crude oil prices,
•	fluctuations in prices of our products,
•	failures or delays in achieving production from development projects,
•	potential acquisitions and other business opportunities,
•	general economic, market and business conditions, and
•	other risks and factors beyond our control.

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

A.                SELECTED FINANCIAL DATA

The selected consolidated income statement data and consolidated cash flow data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006, and 2007 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statement data and consolidated cash flow data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from combining our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company the operations of Sinopec Group Maoming Petrochemical Company (Sinopec Maoming), Xi’an Petrochemical Main Factory (Xi’an Petrochemical) and Tahe Oilfield Petrochemical Factory (Tahe Petrochemical) in 2003, the operations of Sinopec Group Tianjin Petrochemical Company, Sinopec Group Luoyang Petrochemical General Plant, Zhongyuan Petrochemical Company Limited, Sinopec Group Guangzhou Petrochemical General Plant and certain catalyst plants (collectively, Petrochemical and Catalyst Assets) in 2004, the equity interests in Sinopec Hainan Refining and Chemical Company Limited (Sinopec Hainan) and certain oil and gas production companies (Oil Production Plants) in 2006, and the equity interests in Zhanjiang Dongxing Petroleum Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant, and Sinopec Qingjiang Petrochemical Company Limited (collectively, Refinery Plants) in 2007.  As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests.  Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share and per ADS data)
Consolidated Income Statement Data(1):
Operating revenues	447,292	617,951	817,048	1,061,741	1,204,843
Other income	-	-	9,777	5,161	4,863
Operating expenses	(407,779)	(555,003)	(758,848)	(986,270)	(1,123,842)
Operating income	39,513	62,948	67,977	80,632	85,864
Income before income tax	35,640	59,386	64,525	78,542	83,464
Income tax	(10,843)	(18,096)	(19,872)	(23,504)	(24,721)
Net income attributable to equity shareholders of the Company	22,648	35,289	41,354	53,603	56,533
Basic earnings per share(2)	0.26	0.41	0.48	0.62	0.65
Basic earnings per ADS(2)	26.12	40.70	47.70	61.82	65.20
Cash dividends declared per share	0.09	0.10	0.12	0.13	0.16

Segment results
Exploration and production	19,565	26,397	48,334	63,182	48,766
Refining	6,201	4,917	(3,695)	(25,710)	(10,452)
Marketing and distribution	11,943	14,716	10,350	30,234	35,727
Chemicals	3,640	18,843	14,186	14,458	13,306
Corporate and others	(1,836)	(1,925)	(1,198)	(1,532)	(1,483)
Operating income	39,513	62,948	67,977	80,632	85,864

	As of December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	17,286	18,817	15,088	7,063	7,696
Total current assets	104,909	125,862	148,984	146,490	185,116
Total non-current assets(3)	320,600	355,729	396,169	464,342	547,609
Total assets(3)	425,509	481,591	545,153	610,832	732,725
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	34,707	45,231	46,674	63,480	60,494
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	86,156	95,784	103,408	100,637	120,314
Equity attributable to equity shareholders of the Company(3)	174,444	195,239	226,099	264,334	307,433
Capital employed(4)	305,269	349,909	392,267	443,711	505,870

	Years Ended December 31
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Other Financial Data(1):
Net cash from operating activities	63,756	68,076	78,663	92,507	119,594
Net cash (used in)/generated from financing activities	(16,008)	6,250	(4,257)	2,878	(5,310)

Net cash used in investing activities	(50,457)	(72,794)	(78,113)	(103,385)	(113,587)
Capital expenditure
Exploration and production	22,238	23,199	25,479	35,198	54,498
Refining	10,144	15,789	20,270	22,587	22,763
Marketing and distribution	6,826	16,678	10,954	11,319	12,548
Chemicals	7,680	11,025	9,386	12,629	16,184
Corporate and others	518	1,550	1,164	2,170	3,289
Total	47,406	68,241	67,253	83,903	109,282
__________
(1)
The acquisitions of Sinopec Maoming, Xi’an Petrochemical and Tahe Petrochemical in 2003, the acquisitions of Petrochemical and Catalyst Assets in 2004, the acquisitions of equity interests in Sinopec Hainan and Oil Production Plants in 2006 and the acquisitions of equity interests in the Refining Plants in 2007 from Sinopec Group Company are treated as “combination of entities under common control” which are accounted in a manner similar to a pooling-of-interests.  Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and results of operation of these acquired companies on a combined basis.  The considerations for these acquisitions were treated as equity transactions.

(2)
Basic earnings per share have been computed by dividing net income attributable to equity shareholders of the Company by the weighted average number of shares in issue. Basic earnings per ADS have been computed as if all of our issued and outstanding shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 shares.

(3)
Properties, plant and equipment acquired in connection with the acquisitions of Sinopec Maoming, Xi’an Petrochemical and Tahe Petrochemical in 2003, the acquisitions of Petrochemical and Catalyst Assets in 2004, the acquisitions of equity interests in Sinopec Hainan and Oil Production Plants in 2006 and the acquisitions of equity interests in the Refining Plants were evaluated by independent appraisers under applicable PRC laws and regulations at the time of such acquisitions by Sinopec Corp.

(4)	Capital employed is derived by the sum of short-term debts, long-term debts, loans from Sinopec Group Company and its affiliates and total equity less cash and cash equivalents.

B.                CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                RISK FACTORS

Risks Relating to Our Business Operation

Our business may be adversely affected by the fluctuation of crude oil and refined petroleum product prices.

We currently consume large amount of crude oil and other raw materials to manufacture our refined products and petrochemical products. While we try to match price increases in products produced by us with corresponding crude oil price increases, our ability to pass on cost increases to our customers is dependent on international and domestic market conditions as well as the PRC government price control over refined petroleum products. For example, crude oil price fluctuated at a historically high level in the past three years, but we were not able to fully pass the increased material cost to our customers, in part due to the government’s price control over certain refined petroleum products including gasoline, diesel and jet fuel. Although it was reported that new petroleum products price-setting mechanism would be formulated by the relevant government authority, we cannot predict when the revised price-setting mechanism will be implemented, and if implemented, to what extent the new price-setting mechanism will allow us to pass our increased crude oil costs to our refined petroleum product customers. As a result, our results of operations and financial condition may be materially and adversely affected by the fluctuation of crude oil and refined petroleum product prices.

Our continued business success depends in part on our ability to replace reserves and develop newly discovered reserves.

Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves and further exploring our current reserve base. Our exploration and development activities for additional reserves also expose us to inherent risks associated with drilling, including the risk that no economically productive oil or natural gas reservoirs will be encountered. Exploring for, developing and acquiring reserves is highly risky and capital intensive. Without reserve additions through further exploration and development or acquisition activities, our reserves and production will decline over time, which may materially and adversely affect our results of operations and financial condition.

We rely heavily on outside suppliers for crude oil and other raw materials, and we may even experience disruption of our ability to obtain crude oil and other raw materials.

We purchase a significant portion of our crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world. In 2007, approximately 72% of the crude oil required for our refinery business was sourced from international suppliers, some of which are from countries that are on the sanction list published and administered by the Office of Foreign Assets Control of the US Department of Treasury. In addition, our development will leave us no choice but to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would be unable to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition could be materially and adversely affected.

Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined and petrochemical products involve a number of operating hazards.  Significant operating hazards and natural disasters may cause interruption to our operations, property or environmental damages as well as personal injuries, and each of these incidents could have a material adverse effect on our financial condition and results of operations.

We have been paying high attention to the safety of our operation and implemented Health, Safety and Environment Management System within our company with the view to preventing accidents and reducing personal injuries, property losses and environment pollution. We also maintain insurance coverage on our property, plant, equipment and inventory. However, our preventative measures may not be effective and our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. Losses incurred or payments required to be made by us due to operating hazards or natural disasters, which are not fully insured, may have a material adverse effect on our financial condition and results of operations.

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

The reliability of reserves estimates depends on:

•	the quality and quantity of technical and economic data;

•	the prevailing oil and gas prices applicable to our production;

•	the production performance of the reservoirs;

•	extensive engineering judgments; and

•	consistency in the PRC government's oil policies.

In addition, new drilling, testing and production following the estimates may cause substantial upward or downward revisions in the estimates.

Our operations may be adversely affected by the cyclical nature of the market.

Most of our revenues are attributable to sales of refined petroleum products and petrochemical products, and certain of these businesses and related products have historically been cyclical and sensitive to a number of factors that are beyond our control. These factors include the availability and prices of feedstock and general economic conditions, such as changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices and availability of substitute products and changes in consumer demand. With the further reduction of tariffs and other import restrictions in the PRC on refined petroleum products and petrochemical products, many of our products have become increasingly subject to the cyclicality of global markets, and hence, our operations may be adversely affected by the cyclical nature of the market.

We face strong competition from domestic and foreign competitors.

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside the PRC, which have recently become more significant participants in the petroleum and petrochemical industry in China. On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products Market” to open the wholesale market of crude oil and refined petroleum products to new market entrants. As a result, we expect to face more competition in both crude oil and refined petroleum product markets. We believe such trend will continue. Increased competition may have a material adverse effect on our financial condition and results of operations.

Our financing costs are subject to change in interest rates.

Changes in interest rates have affected and will continue to affect our financing costs and, ultimately, our results of operations. By December 21, 2007, the People’s Bank of China, or the PBOC, had raised the benchmark one-year lending rate six times from March to December in 2007 from 6.12% to 7.47%. The increased lending rate drove up our cost of bank borrowings. Our interest expenses (excluding capitalized interest) in 2005, 2006 and 2007 were RMB 5,725 million, RMB 7,101 million and RMB 7,314 million, respectively. The PBOC may further increase the lending rates according to China’s macro economic conditions, and any such event may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Controlling Shareholder

Related party transactions.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group, which provides to us a number of services, including, but not limited to, ancillary supply, engineering, maintenance, transport, lease of land use right, lease of buildings, as well as educational and community services. The nature of our transactions with Sinopec Group is governed by a number of service and other contracts between Sinopec Group and us. We have established various schemes in those agreements so that these transactions would be entered into under terms at arm’s length. However, we cannot assure you that Sinopec Group Company or any of its members would not take actions that may favor its interests or its other subsidiaries’ interests over ours.

Non-competition.

Sinopec Group Company has interests in certain businesses, such as oil refining, petrochemical producing and retail service stations, which compete or are likely to compete, either directly or indirectly, with our businesses. To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to: refrain from operating new businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company's operations that compete or could compete with our businesses; operate its sales enterprises and service stations in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our controlling shareholder, Sinopec Group Company may take actions that may conflict with our own interests.

Risks Relating to the PRC

Government regulations may limit our activities and affect our business operations.

The PRC government, though gradually liberalizing its regulation of petroleum and petrochemical industry, continues to exercise a certain degree of control over the petroleum and petrochemical industry in China by, among other measures:

•	licensing the right to explore and produce crude oil and natural gas;

•	publishing from time to time guidance prices for natural gas and refined petroleum products such as gasoline, diesel and jet fuel;

•	assessing taxes and fees payable;

•	setting import and export quotas and procedures for crude oil and refined petroleum products; and

•	setting safety, environmental and quality standards.

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

As an integrated petroleum and petrochemical company, we are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•	the imposition of fees for the discharge of waste substances;

•	the levy of fines and payments for damages for serious environmental offenses; and

•	the government, at its discretion, to close any facility which fails to comply with orders and require it to correct or stop operations causing environmental damage.

Our production operations produce substantial amounts of waste water, gas and solid waste materials. In addition, our production facilities require operating permits that are subject to renewal, modification and revocation. We have established a system to treat waste materials to prevent and reduce pollution.

The PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards, which, in turn, would require us to incur additional expenditures on environmental matters.

Some of our development plans require compliance with state policies and regulatory confirmation and registration.

We are currently engaged in a number of construction, renovation and expansion projects.  Some of our large construction, renovation and expansion projects are subject to governmental confirmation and registration.  The timing and cost of completion of these projects will depend on numerous factors, including when we can receive the required confirmation and registration from relevant PRC government authorities and the general economic condition in China.  If any of our important projects required for our future growth are not confirmed or registered, or not confirmed or registered in a timely manner, our results of operations and financial condition could be adversely impacted.

Foreign enterprise holders of H shares may be subject to PRC taxation.

Historically, dividends paid by us to foreign enterprise holders of H shares outside the PRC were exempted from PRC income tax pursuant to a notice issued by the Chinese State Administration of Taxation in 1993. According to the same notice, gains realized by foreign enterprises upon sale of H shares were also exempted from PRC enterprise income tax. However, the effectiveness of these exemptions became unclear and uncertain after the new Enterprise Income Tax Law took effect on January 1, 2008. In accordance with the new Enterprise Income Tax Law and its implementation rules, any dividends derived from the revenues accumulated from January 1, 2008 and are paid to the shareholders who are non-resident enterprises in the PRC, as well as any capital gains realized by such shareholders upon the sale of overseas-listed shares will be subject to the PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. The implementation of the new Enterprise Income Tax Law in these respects remain uncertain, and we may be required to withhold taxes in the future when paying any dividends to our H shareholders who are non-resident enterprises. See “Item 10. Additional Information—Taxation—PRC Taxation”.

Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.

We receive substantially all of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency needs, which include, among other things:

•	import of crude oil and other materials;

•	debt service on foreign currency-denominated debt;

•	purchases of imported equipment;

•	payment of the principals and interests of bonds issued overseas; and

•	payment of any cash dividends declared in respect of the H shares (including ADS).

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

The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions.  Under the current policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.  The value of Renminbi against the US dollar has fluctuated on a daily basis within narrow ranges, but overall has strengthened against the US dollar.  As we purchase a significant portion of our crude oil requirement from international market which are benchmarked to US dollar-denominated international prices, fluctuations in the value of the Renminbi against the US dollars and certain other foreign currencies may affect our crude oil costs.

Risks relating to enforcement of shareholder rights; Mandatory arbitration.

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

A.                HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 6A, Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China, our telephone number is (8610) 6499-0060, and our fax number is (8610) 6499-0022. We have appointed our subsidiary in the United States, SINOPEC-USA Co., Ltd., 410 Park Avenue, 22nd Fl., New York, NY 10022, USA (telephone number: (212) 759-5085; fax number: (212) 759-6882) as our agent for service of processes for actions brought under the U.S. securities laws.

We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder. Our principal businesses consist of petroleum and petrochemical businesses transferred to us by Sinopec Group Company pursuant to a reorganization agreement.  Such businesses include:

•	exploration for, development, production and marketing of crude oil and natural gas;

•	refining of crude oil and marketing and distribution of refined petroleum products, including transportation, storage, trading, import and export of petroleum products; and

•	production and sales of petrochemical products.

  Sinopec Group Company's continuing activities consist, among other things, of:

•	exploring and developing oil and gas reserves overseas;

•	operating certain petrochemical facilities, small capacity refineries and retail service stations that it retained;

•	providing physical geography exploration, and well drilling, survey, logging and downhole operational services;

•	manufacturing production equipment and providing equipment maintenance services;

•	providing construction services;

•	providing utilities, such as electricity and water; and

•	providing other operational services including transportation services.

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

In order to expand our core businesses, prevent competition between us and members of Sinopec Group and reduce related party transactions, between 2001 and 2006 we have acquired from Sinopec Group Company Sinopec National Star, Sinopec Maoming, Tahe Petrochemical and Xi'an Petrochemical, Petrochemical and Catalyst Assets, certain refining facilities and service stations, the oil extraction assets of Shengli Oil Field Co., Ltd., and Sinopec Hainan (by way of capital injection). We have also sold and disposed of certain auxiliary assets to third parties. In addition, we completed the tender offers for the acquisition of publicly-held A-shares of four subsidiaries formerly listed on stock exchanges in China, namely Sinopec Qilu Petrochemical Co., Ltd., Sinopec Yangzi Petrochemical Co., Ltd., Sinopec Zhongyuan Petroleum Co., Ltd., and Shengli Oil Field Dynamic Co., Ltd.

On April 19, 2007, we acquired from China Resources Enterprise, Ltd. its 20 service stations and fuel business, including jet fuel, fuel oil and industrial diesel business, in Hong Kong for a consideration of HK$ 4.0 billion.

On April 24, 2007, we issued HK$ 11.7 billion zero coupon convertible bonds with a term of seven years. The bonds are convertible into our H shares at a price of HK$10.76 per share, representing a conversion premium of 50%. The net proceeds from the bond issuance were used to repay the foreign currency loans borrowed from domestic banks in connection with the privatization of the former Beijing Yanhua Petrochemical Co., Ltd. and Sinopec Zhenhai Refining & Chemical Co., Ltd., both of which were previously listed on the Hong Kong Stock Exchange before the privatization by us.

On December 28, 2007, the Board of Directors of Sinopec Corp. reviewed and approved the proposal for the acquisition of the equity interests of five refinery companies and the operation rights of 63 service stations from Sinopec Group Company. Accordingly, we acquired from Sinopec Group Company its (i) 100% equity interest in Sinopec Hangzhou Oil Refinery Plant; (ii) 59.47% equity interest in Yangzhou Petrochemical Plant and (iii) 75% equity interest in Zhanjiang Dongxing Petroleum Company Limited. At the same time, Sinopec Yangzi Petrochemical, a subsidiary wholly owned by us, acquired from Sinopec Group Company its (i) 100% equity interest in Jiangsu Taizhou Petrochemical Plant; (ii) 100% equity interest in Sinopec Qingjiang Petrochemical Company Limited. Furthermore, we acquired the operation rights from Sinopec Group Company for its 63 services stations. The total consideration for the acquisitions is RMB 3,304 million, which was based on the preliminary appraised net asset value of the target assets as at the valuation date of September 30, 2007.

On February 20, 2008, we issued bonds with detachable warrants in the amount of RMB 30 billion. The proceeds from the issuance will be used to fund our Sichuan-to-East China Gas Project, Tianjin one million tonnes per annum ethylene project, and Zhenhai one million tonnes per annum ethylene project. Some of the proceeds will also be used to repay our bank loans. The proceeds from the exercise of warrants will be used to finance our Tianjin one million tonnes per annum ethylene project, Zhenhai one million tonnes per annum ethylene project, Wuhan ethylene project, as well as to repay our bank loans and to supplement our working capital. The bonds have a 6-year term and 0.8% per annum fixed coupon rate, and the 3.03 billion warrants have an exercise ratio of two for one and a term of two years. The bonds and warrants were listed on Shanghai Stock Exchange on March 4, 2008.

B.                BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2007, we held 189 production licenses with an aggregate acreage of 17,009 square kilometers and with terms ranging from 7 to 80 years. Our production licenses are renewable upon our application 30 days prior to expiration, and each renewal will be valid for two years. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometers. Shengli oilfield is the second largest oilfield in China and accounted for more than 59% of our total crude oil and natural gas production in 2007.

As of December 31, 2007, we held 351 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is 7 years and the authorized total acreage under such licenses are 102,730 square kilometers. Our exploration licenses may be renewed upon our application 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. In addition, we are also obligated to pay an annual exploration license fee ranging from RMB 100 to RMB 500 per square kilometer.  However, we are entitled under PRC laws and regulations for reduction and exemption of exploration license fee for exploration in China’s western region, northeast region and offshore China.

Properties

We currently operate 16 oil and gas producing fields, each of which consists of many oil and gas producing blocks and all of which are located in China.

Shengli oilfield is our most important producing oil field and the second largest producing oil field in China. It consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province.  Most of Shengli’s blocks are located in the Jiyang trough with various oil producing levels. In 2007, Shengli field produced 197 million barrels of crude oil and 27.68 billion cubic feet of natural gas, with an average daily production of 537 thousand barrels-of-oil equivalent, accounting for approximately 59% of our total crude oil and natural gas production for the year.

Oil and Natural Gas Reserves

Our estimated proved reserves of crude oil and natural gas as of December 31, 2007 were 4,079 million barrels-of-oil equivalent (including 3,024 million barrels of crude oil and 6,331 billion cubic feet of natural gas), representing an increase of 8.17% from 2006.  Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved oil and gas reserves and related data as of and for the years ended December 31, 2005, 2006 and 2007.

	As of and for the Years Ended December 31,
	2005	2006	2007
Proved developed and undeveloped reserves (crude oil)	(in million barrels)
Beginning of year	3,267	3,294	3,293
Revisions of previous estimates	26	(10)	(250)
Improved recovery	142	146	125
Extensions and discoveries	138	148	148
Production	(279)	(285)	(292)
End of year	3,294	3,293	3,024
Proved developed reserves (crude oil)	(in million barrels)
Beginning of year	2,808	2,870	2,903
End of year	2,870	2,903	2,651
Proved developed and undeveloped reserves (natural gas)	(in billion cubic feet)
Beginning of year	3,033	2,952	2,856
Revisions of previous estimates	(42)	(9)	222
Extensions and discoveries	183	170	3,536
Production	(222)	(257)	(283)
End of year	2,952	2,856	6,331
Proved developed reserves (natural gas)	(in billion cubic feet)
Beginning of year	1,398	1,557	1,472
End of year	1,557	1,472	1,518

The following tables set forth proved developed and undeveloped crude oil and natural gas reserves of our primary oil and gas producing fields as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005	2006	2007
	(in million barrels)
Proved developed and undeveloped crude oil reserves
Shengli	2,362	2,352	2,231
Zhongyuan	314	302	235
Xibei	238	288	280
Henan	154	136	96
Jiangsu	112	91	87
Others	114	124	95
Total	3,294	3,293	3,024

	As of December 31,
	2005	2006	2007
	(in billion cubic feet)
Proved developed and undeveloped natural gas reserves
Shengli	322	313	328
Zhongyuan	383	355	361
Xibei	95	147	198
Jiangsu	9	12	10
Xinan	781	807	757
Huabei	908	792	781
Puguang	-	-	3,509
Others	454	430	387
Total	2,952	2,856	6,331
Oil and Natural Gas Production

In 2007, we produced an average of 928 thousand barrels-of-oil equivalent per day, of which approximately 86.1% was crude oil and 13.9% was natural gas.

The following tables set forth the average daily production of crude oil and natural gas for the years ended December 31, 2005, 2006 and 2007. The production of crude oil includes condensed oil.

	For the Years Ended December 31,
	2005	2006	2007
	(in thousand barrels)
Average daily crude oil production
Shengli	524	533	539
Zhongyuan	62	60	59
Xibei	82	92	104
Henan	36	35	35
Jiangsu	32	33	33
Others	28	28	29
Total Production	764	781	799

	For the Years Ended December 31,
	2005	2006	2007
	(in million cubic feet)
Average daily natural gas production
Shengli	85	78	76
Zhongyuan	161	159	143
Xibei	50	84	92
Henan	10	8	7
Jiangsu	6	6	5

Xinan	203	213	260
Huabei	39	101	140
Others	55	54	51
Total Production	608	703	774

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per barrel-of-oil equivalent of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2005, 2006 and 2007.

	Total	Shengli	Others
	(RMB)	(RMB)	(RMB)
For the year ended December 31, 2007
Average petroleum lifting cost per BOE	84.62	87.23	80.78
Average realized sales price
Per barrel of crude oil	435.94	421.66	466.17
Per thousand cubic meters of natural gas	822.83	939.92	817.72
For the year ended December 31, 2006
Average petroleum lifting cost per BOE	73.31	77.16	67.34
Average realized sales price
Per barrel of crude oil	449.93	443.66	463.70
Per thousand cubic meters of natural gas	794.28	899.76	788.02
For the year ended December 31, 2005
Average petroleum lifting cost per BOE	68.78	70.11	66.58
Average realized sales price
Per barrel of crude oil	375.30	379.01	366.98
Per thousand cubic meters of natural gas	673.01	880.91	656.56

Exploration and Development Activities

The following table sets forth the numbers of our exploration and development wells, including a breakdown of successful or productive wells and dry holes we drilled during the years ended December 31, 2005, 2006 and 2007.

	Total	Shengli	Xibei	Others
For the year ended December 31, 2007
Exploration
— Successful	251	118	16	117
— Dry holes	306	119	24	163
Development
— Productive	2,956	1,136	112	1,708
— Dry holes	20	2	8	10
For the year ended December 31, 2006
Exploration
— Successful	226	118	20	88
— Dry holes	269	57	19	193
Development
— Productive	2,620	1,125	94	1,401
— Dry holes	29	4	10	15
For the year ended December 31, 2005
Exploration
— Successful	256	109	14	133
— Dry holes	289	91	16	182
Development
— Productive	2,327	970	82	1,275
— Dry holes	21	1	12	8

The following table sets forth the numbers of our development crude oil and natural gas wells as of December 31, 2007.

	As of December 31, 2007
	Total	Shengli	Others
Crude oil development wells
— Total	34,520	22,886	11,634
— Productive	27,561	17,814	9,747
Natural gas development wells
— Total	2,639	371	2,268
— Productive	2,627	371	2,256

In 2007, we explored new oil and gas reserves and further improved the tertiary oil reserves structure of exploration. Our key exploration and development projects in the existing eastern blocks, new western blocks and the southern marine fields have all progressed during 2007. As a result, our newly-built crude oil and natural gas production capacity increased by 6.05 million tonnes per annum and 1.855 billion cubic meters per annum, respectively in 2007 compared to 2006.

Refining

Overview

We processed approximately 155.6 million tonnes of crude oil in 2007, representing approximately 50.8% of China's total crude oil throughput.  We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2005, 2006 and 2007.

	For the Years Ended December 31,
	2005	2006	2007
	(in million tonnes)
Gasoline	23.0	23.0	24.7
Diesel	54.9	57.9	60.1
Kerosene including jet fuel	6.6	6.4	8.3
Light chemical feedstock	21.1	22.7	23.5
Lubricant	1.3	1.1	1.3
Liquefied petroleum gas	7.4	6.9	7.4
Fuel oil	6.9	6.0	7.3

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

Refining Facilities

We operate 27 refineries in China, all of which are located in our principal market. As of December 31, 2007, our total primary distillation capacity was 181.6 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum and crude oil throughputs as of and for the years ended December 31, 2005, 2006 and 2007.

	As of and for the Years Ended December 31,
	2005	2006	2007
Primary distillation capacity (million tonnes per annum)	160.1	176.1	181.6
Crude oil throughputs (million tonnes)	139.9	146.3	155.6

In 2007, measured by the total output from our refineries, our overall gasoline yield was 15.87%, overall diesel yield was 38.61%, overall kerosene yield was 5.35% and overall light chemical feedstock yield was 15.09%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2005, 2006 and 2007, our overall yield for all refined petroleum products at our refineries was 93.24%, 93.47% and 93.95%, respectively.

The following table sets forth the primary distillation capacity per annum as of, and refinery throughput for the years ended, December 31, 2005, 2006 and 2007 of each of our refineries with the primary distillation capacity of  8 million tonnes or more per annum as of December 31, 2007.

	As of and for the Years Ended December 31,
	2005		2006		2007
Refinery	Primary Distillation Capacity	Refinery Throughput	Primary Distillation Capacity	Refinery Throughput	Primary Distillation Capacity	Refinery Throughput
	(in million tonnes)

Zhenhai	20.0	17.1	20.0	17.7	20.0	18.6
Shanghai	14.0	9.5	14.0	9.1	14.0	8.9
Maoming	13.5	12.7	13.5	14.0	13.5	13.1
Guangzhou	7.7	6.7	13.2	7.4	13.2	10.4
Jinling	13.0	10.7	13.0	10.8	13.0	11.5
Gaoqiao	11.0	10.1	11.0	9.3	11.0	8.1
Qilu	10.5	10.0	10.5	10.5	10.5	10.6
Yanshan	8.0	8.0	8.0	8.0	13.0	8.6
Yangzi	8.0	7.8	8.0	7.9	8.0	8.2
Hainan	-	-	8.0	2.2	8.0	8.0

In 2007, we revamped or ramped up 557 sets of refining facilities, representing a net increase of 5.5 million tonnes per annum of distillation capacity of crude oil, including an increase of 4.5 million tones per annum in the distillation capacity of high-sulfur crude oil, from 2006. In addition, our hydro-refining capacity and coking capacity increased by 3.58 million tonnes per annum and 3.8 million tonnes per annum, respectively, in 2007 compared to 2006. The revamping projects for a number of refining facilities to improve refined petroleum product quality are also progressing as planned.

Sources of Crude Oil

Our most important raw material is crude oil.  The following table sets forth the sources of our crude oil supply for the years ended December 31, 2005, 2006 and 2007.

	For the Years ended December 31,
	2005	2006	2007
Source of Supply	(in million tonnes)
Self-supply	28.62	29.62	29.72
PetroChina Company Ltd.	8.75	8.81	6.89
CNOOC Ltd.	5.05	4.93	6.43
Import	99.13	101.47	113.08
Total	141.55	144.83	156.12

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2007, we distributed and sold in China approximately 119.39 million tonnes of gasoline, diesel and kerosene including jet fuel, representing a market share of approximately 64.1% in China. Most of the refined petroleum products sold by us are produced internally. In 2007, approximately 72% of our gasoline sales volume and approximately 82% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products for the year ended December 31, 2005, 2006 and 2007.

	For the Years Ended December 31,
	2005	2006	2007
Sales volume of refined petroleum products (in million tonnes)	104.56	111.68	119.39
Of which: Retail	63.52	72.16	76.62
Direct Sales	20.38	18.95	20.17
Wholesale	20.66	20.57	22.60
Average annual throughput of service stations (tonnes per station)	2,321	2,577	2,697
Total number of service stations under Sinopec brand	29,647	28,801	29,062
Of which: Self-operated service stations	27,367	28,001	28,405
Franchised service stations	2,280	800	657
Percentage of retail volume in total sales (%)	60.7	64.6	64.2

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2007, we sold approximately 76.62 million tonnes of refined petroleum products through our retail network, representing approximately 64.2% of our total refined petroleum products sales volume. Our retail market share in 2007 was approximately 79.4% in our principal market. As of December 31, 2007, our retail network mainly consists of  service stations that are wholly-owned and operated by us or jointly-owned and operated or leased by us and franchised service stations that are owned and operated by third parties.

In 2007, we further improved our refined petroleum products retail networks through acquisition, construction and renovation of service stations, and added a net of 404 self-operated service stations. We believe we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Direct Sales

In 2007, we sold approximately 20.17 million tonnes of refined petroleum products, including 2.65 million tonnes of gasoline, 0.17 million tonnes of diesel and 17.35 million tonnes of kerosene, through direct sales to commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

Wholesale

In 2007, we sold approximately 22.6 million tonnes of refined petroleum products through wholesale channels, representing approximately 18.9% of our total sales volume of refined petroleum products. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

Through our wholesale centers, we operate 428 storage facilities with a total capacity of approximately 12.58 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

Chemicals

Overview

We are the largest petrochemical producer in China.  We produce a full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber, chemical fertilizers and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated with our refining businesses, which supply a significant portion of our chemical feedstock such as naphtha. Because of strong domestic demand, most of our petrochemical products are sold in China’s domestic market.

In 2007, we added 250,000 tonnes per annum, 100,000 tonnes per annum, 200,000 tonnes per annum and 380,000 tonnes per annum in our production capacity of polyethylene capacity, synthetic rubbers, acrylonitrile butadiene styrene or ABS, and ethylene glycol, respectively, compared to 2006. In addition, our Fujian, Tianjin and Zhenhai ethylene projects also progressed smoothly in 2007.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China.  Our rated ethylene capacity was 6.15 million tonnes per annum, which represented 61.5% of China’s total domestic ethylene capacity, as of December 31, 2007. In 2007, we produced 6.53 million tonnes of ethylene, representing approximately 63.6% of the total domestic output. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

We produce aromatics mainly in the forms of benzene and para-xylene, which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester. We are the largest aromatics producer in China.

Organic chemicals extracted mainly from olefins and aromatics are intermediate petrochemicals and are essential raw materials for synthetic resins, synthetic rubber and synthetic fibers. We are the largest producer of butanol, styrene, paraxylene, vinyl acetate, phenol and acetone in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2007 for our principal intermediate petrochemical products. These operational data include 100% of the rated capacity and production of the two joint ventures, SECCO and BASF-YPC, which we own 50% each.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	6,145	6,534	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO and BASF-YPC

Propylene	4,854	5,696	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO, BASF-YPC, Gaoqiao, Anqing, Jinan, Jingmen and Wuhan

Benzene	2,497	2,438	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO and BASF-YPC

Styrene	964	1,022	Yanshan, Qilu, Guangzhou, Maoming and SECCO

Para-xylene	2,768	2,373	Shanghai, Yangzi, Qilu, Tianjin and Luoyang

Phenol	350	390	Yanshan and Gaoqiao

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2007. These operational data include 100% of the rated capacity and production of the two joint ventures, SECCO and BASF-YPC, which we own 50% each.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	4,323	4,479	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO and BASF-YPC
Polypropylene	3,455	3,874	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjing, Zhongyuan, SECCO, Wuhan Fenghuang, Jingmen and Fujian
Polyvinyl chloride	600	585	Qilu
Polystyrene	536	411	Yanshan, Qilu, Maoming, Guangzhou and SECCO
Acrylonitrile butadiene styrene	200	134	Gaoqiao

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2007 production, we are the largest producer of purified teraphthalic acid, ethylene glycol, caprolactam and polyester in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2007 for each type of our principal synthetic fiber monomers and polymers. These operational data include 100% of the rated capacity and production of the two joint ventures, SECCO and BASF-YPC, which we own 50% each.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified teraphthalic acid	3,034	3,335	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	1,413	1,100	Yanshan, Shanghai, Yangzi, Tianjing, Maoming and BASF-YPC
Acrylonitrile	510	543	Shanghai, Anqing, Qilu and SECCO
Caprolactam	210	183	Shijiazhuang and Baling
Polyester	2,766	2,741	Shanghai, Yizheng, Tianjin and Luoyang

Synthetic Fibers

We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of and for the year ended December 31, 2007.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,416	1,060	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	315	357	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2007 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2007 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	276	294	Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber	395	306	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi
Styrene-butadiene-styrene thermoplastic elastomers	100	163	Yanshan and Maoming
Isobulylene isoprene rubber	30	37	Yanshan

Chemical Fertilizers

We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

The following table sets forth our rated capacity per annum, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2007.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ammonia	1,935	975	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling
Urea	3,130	1,565	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling

Marketing and Sales of Petrochemicals

Price and volume of petrochemical sales are primarily market driven. The southern and eastern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a geographic advantage over our competitors.

Our principal sales and distribution channels consist of direct sales to end-users, most of which are large- and medium-sized manufacturing enterprises, and sales to distributors in our national sales network. In 2007, we sold approximately 74% of our petrochemical products directly to end-users and 26% to our distributors.

We also provided after-sale services to our customers, including technical support. We continuously strive to improve our product mix and enhance our product quality to meet market needs.

Competition

Exploration and Production

Because our production of crude oil can only meet approximately 18.6% of our crude oil requirements, we generally do not compete for crude oil customers.  However, we compete with other market participants for the acquisition of desirable crude oil and natural gas prospects.

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

Chemicals

We compete with domestic and foreign chemicals producers in the chemicals market.  We believe our proximity to customers has given us significant geographical advantages. Most of our petrochemical production facilities are located in the eastern and southern regions in China, an area which has experienced higher economic growth rates in China in the past two decades. Proximity of our production facilities to our markets has given us an advantage over our competitors in terms of easy access to our customers, resulting in lower transportation costs, more reliable delivery of products and better service to customers.

Patents and Trademarks

In 2007, we were granted 677 patents in China and overseas. As of December 31, 2007, we owned a total of 3,905 patents in China. We may use certain patents of Sinopec Group Company under royalty-free licenses.  These patents expire from time to time and cover many products, processes and product uses.  We also have royalty-free licenses from Sinopec Group Company to use certain Sinopec Group Company's trademarks and brands, including the “Sinopec” brand, for our products and services. Our trademark licenses from Sinopec Group Company are for a term of ten years commencing on February 25, 2000, and the licenses are renewable at our option.

Regulatory Matters

Overview

China's petroleum and petrochemical industry has seen significant liberalization in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined petroleum products are still subject to regulation of many government agencies including:

National Development and Reform Commission ("NDRC")

The NDRC is responsible for formulating and implementing key policies in respect of petroleum and petrochemical industry, including:

•	Formulating guidance plan for annual production, import and export amount of crude oil, natural gas and gasoline nationwide based on its forecast on macro economic conditions in China;

•	Publishing guidance prices for certain refined petroleum products, including gasoline, diesel and jet fuel;

•	Approving certain domestic and overseas resource investment projects which are subject to NDRC’s approval as required by the Catalogue of Investment Projects Approved by the Government (2004); and

•	Approving foreign investment projects that are in excess of certain investment limits.

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

Regulation of Exploration and Production

Exploration and Production Rights

The PRC Constitution provides that all mineral and oil resources belong to the state. In 1986, the standing committee of the National People's Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources, or the MLR, to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities.  Currently, only we, PetroChina, CNOOC and Yanchang Petroleum Group Ltd. have received such approval.  In addition, pursuant to the Regulation on the Administration of Geological Survey Qualifications recently promulgated by the State Council, which will become effective from July 1, 2008, any entity engaging in geological survey activities shall obtain a geological survey qualification certificate. Oil and natural gas survey qualifications, among others, shall be examined, approved and granted by the MLR.

Applicants for exploration licenses must first register with the MLR blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investment ranges from RMB 2,000 per square kilometer for the initial year to RMB 5,000 for the second year and to RMB 10,000 for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee of RMB 100 per square kilometer for each of the first three years. Afterwards, the annual fee increases by an additional RMB 100 per square kilometer per year up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is 7 years. The exploration license may be renewed upon application by the holder 30 days prior to expiration of the original term with each renewal for a two-year term.

At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proved. The progressive exploration and production license has a maximum term of 15 years. When the reserves become proved for a block, the holder must apply for a full production license in order to undertake production.

The MLR issues full production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. Due to a special dispensation granted to us by the State Council, the maximum term of our full production licenses is 80 years. The full production license is renewable upon application by the holder 30 days prior to expiration. A holder of the full production license has to pay an annual full production right usage fee of RMB 1,000 per square kilometer.

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

The price of natural gas has two components:

•	ex-factory price; and

•	pipeline transportation fee

Since December 2005, the NDRC simplified the ex-factory price-setting mechanism by dividing gas prices into two tiers and publishing a median guidance ex-factory price for each tier.  The price for the first tier may be set within ±10% of the guidance price through negotiation between the producers and their customers, while the price for the second tier may fluctuate up to 10% of the guidance price with no limitation on the minimum price.  In addition, the NDRC would adjust the guidance price once per year by up to 8% annually to reflect the price trends of crude oil and other alternative energies.

Natural gas producers submit to the NDRC for examination and approval of any proposed transportation fee for the natural gas transported by pipelines, which was based on the capital investment made in the pipeline, the depreciation period for the pipeline and the ability of end users to pay.

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

We are permitted to set our own retail prices within ±8% of the published guidance prices, however, the price of diesel for fishing vessels shall be set in line with the retail base price published by the NDRC with no upward adjustment.  There are no government restrictions on how we set prices for sales among our segments and subsidiaries.

Regulation of Crude Oil and Refined Petroleum Products Market

On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products  Market” to open the wholesale market of crude oil and refined petroleum products to new market entrants, respectively. We will face more competition in both crude oil and refined petroleum products markets. Such increased competition may have a material adverse effect on our financial conditions and results of operations.

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

Pursuant to the Anti-Monopoly Law of the PRC which will become effective as of August 1, 2008, when market concentration by business operators through merger, acquisition of shares or assets, or acquisition of control or the ability to exercise decisive influence over other business operators by contract or by other means reaches a threshold of declaration level prescribed by the State Council, the business operators shall declare in advance to the Anti-monopoly Law Enforcement Agency, otherwise, the business operators shall not implement such market concentration.

Taxation, Fees and Royalty

Companies which operate petroleum and petrochemical businesses in China are subject to a variety of taxes, fees and royalties.

On March 26, 2006, the PRC government imposed a special oil income levy on revenues generated from the sale of domestically produced crude oil when the realized price exceeds US$ 40 per barrel. The special oil income levy has five levels and is calculated and charged according to the progressive ad valorem rates on the excess amounts. The levy is calculated on a monthly basis and collected on a quarterly basis. The applicable rate of the levy is determined based on the weighted average crude oil sale price of the exploration and production company of a particular month.

From January 1, 2008, the PRC government started to levy full consumption tax rates on naphtha, solvent oil, lubricant and fuel oil replacing the current tax rates, under which the actual applicable rates for naphtha, solvent oil, lubricant and fuel oil were 30% of their respective tax rates. Under the new tax rates, naphtha, solvent oil and lubricant are charged at a full rate of RMB 0.2 per liter, and fuel oil is charged at a full rate of RMB 0.1 per liter. However, each of the (1) imported naphtha and (2) naphtha procured from domestic sources for the production of ethylene and aromatic hydrocarbon will remain tax-free till December 31, 2010.

Starting from January 1, 2008, the general enterprise income tax rate imposed on entities, other than certain enterprises defined in the new Enterprise Income Tax Law of the PRC, shall be 25%.

The table below sets forth the various taxes, fees and royalties generally payable by us or by such companies in China.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	25% starting from January 1, 2008.

Value-added tax	Revenue
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

Business tax	Revenue from pipeline transportation services	3%.

Consumption tax	Aggregate volume sold or self-consumed
RMB 277.6 per tonne for gasoline, RMB 117.6 per tonne for diesel, RMB 277 per tonne for naphtha, RMB 256.4 per tonne for solvent oil, RMB 225.2 per tonne for lubricant, RMB 101.5 per tonne for fuel oil, and RMB 124.6 per tonne for jet fuel, payable by producer. In 2007, the actual applicable rates for naphtha, solvent oil, lubricant and fuel oil is 30% of their respective tax rates listed above, and the actual applicable rate for kerosene including jet fuel is zero for the time being. From January 1, 2008, solvent oil and lubricant are charged at a full rate of RMB 0.2 per liter, and fuel oil is charged at a full rate of RMB 0.1 per liter. Each of the (1) imported naphtha and (2) naphtha procured from domestic sources for the production of ethylene and aromatic hydrocarbon will remain tax-free till December 31, 2010.

Import tariff	CIF China price	5% for gasoline, 6% for diesel and 5% for jet fuel. The actual applicable tax rate in 2007 for gasoline, diesel and jet fuel is 1%.

Resource tax	Aggregate volume sold or self-consumed	RMB 14 to RMB 30 per tonne for crude oil. RMB 7 to RMB 15 per thousand cubic meters for natural gas.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	1%

Exploration license fee	Area	RMB 100 to 500 per square kilometer per annum.

Production license fee	Area	RMB 1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1% to 7%.

Education Surcharge	Total amount of value-added tax, consumption tax and business tax	3%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$ 40 per barrel.
Progressive rate of 20% to 40% for revenue derived from crude oil with realized price in excess of US$ 40 per barrel, i.e. 20% for the portion in excess of US$ 40 per barrel up to US$ 45 per barrel (inclusive); 25% for the portion in excess of US$ 45 per barrel up to US$ 50 per barrel (inclusive); 30% for the portion  in excess of US$ 50 per barrel to US$ 55 per barrel (inclusive); 35% for the portion in excess of US$ 55 per barrel to US$ 60 per barrel (inclusive); and 40% for the portion in excess of US$ 60 per barrel.

__________
(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects, and the project companies of those cooperative projects are not subject to any other resource taxes or fees.

C.                ORGANIZATIONAL STRUCTURE

For a description of our relationship with Sinopec Group Company, see "Item 4. Information on the Company — A. History and Development of the Company" and "Item 7. Major Shareholders and Related Party Transactions." For a description of our significant subsidiaries, see Note 34 to our consolidated financial statements.

D.                PROPERTY, PLANT AND EQUIPMENT

We own substantially all of our properties, plants and equipment relating to our business activities.  We hold production licenses covering all of our interests in our developed and undeveloped crude oil and natural gas fields and productive wells.  See "Item 4. Information on the Company — B. Business Overview" for description of our property, plant and equipment.

Environmental Matters

We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. For example, national regulations promulgated by the central government set discharge standards for emissions into air and water. They also set forth schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a certain level. Above a certain level, the central regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government's approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations. In addition, we have increased expenditure to achieve the objective set by the PRC government that industrial water consumption per RMB 10,000 of production value shall reduce by 24% and the volume of chemical oxygen consumption and sulfur dioxide emission shall decrease by 10% by 2009.

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

We paid pollutant discharge fees of approximately RMB 499 million in 2005, 1.59 billion in 2006 and RMB 2.09 billion in 2007.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB 313.5 billion of coverage on our property and plants and approximately RMB 45.8 billion of coverage on our inventory. In 2007, we paid an insurance premium of approximately RMB 1.35 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

The insurance coverage under SPI Fund applies to all enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of a major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

Pursuant to an approval of the Ministry of Finance, Sinopec Group Company entered into an agreement with China People's Insurance Company on January 29, 2002 to purchase a property and casualty policy which would also cover our assets.  The policy provides for an annual maximum cumulative claim amount of RMB 4.0 billion and a maximum of RMB 2.36 billion per occurrence.

Consistent with what we believe to be customary practice among PRC enterprises, we do not currently carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the past three years. We do not carry business interruption insurance, as such coverage is not customary in the PRC.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

 None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                GENERAL

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements. Our consolidated financial statements have been prepared in accordance with IFRS. Certain financial information presented in this section is derived from our audited consolidated financial statements. Unless otherwise indicated, all financial data presented on a consolidated basis or by segment, are presented net of inter-segment transactions (i.e., inter-segment and other intercompany transactions have been eliminated).

We acquired Sinopec Hainan and Oil Production Plants and certain Refining Plants from Sinopec Group Company in 2006 and 2007.  As we and these companies are under the common control of Sinopec Group Company, these acquisitions have been reflected in our consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these acquired companies on a combined basis.

Critical Accounting Policies

Our reported consolidated financial condition and consolidated results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our financial statements.  We base our assumptions and estimates on historical experience and on various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources.  On an on-going basis, our management evaluates its estimates.  Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Engineering estimates of our oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information.  There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”.  Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field.  In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes.  This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level.  The present values of these estimated future dismantlement costs are capitalized as oil and gas properties with equivalent amounts recognized as provision for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not.  The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2005, 2006 and 2007.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset, including oil and gas properties, may not be recoverable, the asset may be “impaired”, and an impairment loss may be recognized.  The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. For goodwill, the recoverable amount is estimated annually. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use.  It is difficult to precisely estimate selling price because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of reserve quantities, sales volume, selling price and amount of operating costs.

Impairment losses recognized for each of the three years ended December 31, 2005, 2006 and 2007 in our statement of income on long-lived assets are summarized as follows:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Exploration and production	60	552	481
Refining	—	—	1,070
Marketing and distribution	366	23	1,237
Chemicals	1,425	250	318
Total	1,851	825	3,106

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no significant changes to the estimated useful lives and residual values during each of the three years ended December 31, 2005, 2006 and 2007.

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

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Balance as of January 1	3,682	3,151	3,345
Impairment losses recognized for the year	328	438	295
Reversal of impairment losses	(503)	(153)	(204)
Written off	(356)	(91)	(554
Balance as of December 31	3,151	3,345	2,882)

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realizable values, an allowance for diminution in value of inventories is recognized.  Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.  We base the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs.  If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.  Allowance for diminution in value of inventories is analyzed as follows:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Balance as of January 1	911	897	871
Allowance for the year	262	419	3,962
Reversal of allowance on disposal	(180)	(317)	(131)
Written off	(96)	(128)	(130)
Balance as of December 31	897	871	4,572

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

•	Exploration and Production Segment, which consists of our activities related to exploring for and developing, producing and selling crude oil and natural gas;

•
Refining Segment, which consists of purchasing crude oil from our exploration and production segment and from third parties, processing of crude oil into refined petroleum products, selling refined petroleum products principally to our marketing and distribution segment;

•
Marketing and Distribution Segment, which consists of purchasing refined petroleum products from our refining segment and third parties, and marketing, selling and distributing refined petroleum products by wholesale to large customers and independent distributors and retail through our retail network;

•	Chemicals Segment, which consists of purchasing chemical feedstock principally from the refining segment and producing, marketing, selling and distributing chemical products; and

•	Corporate and Others Segment, which consists principally of trading activities of the import and export subsidiaries and our research and development activities.

B.                CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.

	Years Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
	(in billions)
Operating revenues
Sales of goods	793.0	1,034.9	1,173.9
Other operating revenues	24.0	26.8	30.9
Total operating revenues	817.0	1,061.7	1,204.8
Other income	9.8	5.2	4.9
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(645.6)	(854.2)	(970.9)
Selling, general and administrative expenses	(33.5)	(37.5)	(37.9)
Depreciation, depletion and amortization	(31.1)	(33.6)	(43.3)
Exploration expenses, including dry holes	(6.4)	(8.0)	(11.1)
Personnel expenses	(19.7)	(21.0)	(22.7)
Employee reduction expenses	(0.4)	(0.2)	(0.4)
Taxes other than income tax	(17.8)	(29.3)	(34.3)
Other operating expenses, net	(4.3)	(2.5)	(3.2)
Total operating expenses	(758.8)	(986.3)	(1,123.8)
Operating income	68.0	80.6	85.9
Net finance costs	(4.5)	(5.8)	(8.1)
Income from investments	1.0	3.7	5.7
Income before income tax	64.5	78.5	83.5
Income tax	(19.8)	(23.5)	(24.8)
Net income	44.7	55.0	58.7
Attributable to:
Equity shareholders of the Company	41.4	53.6	56.5
Minority interests	3.3	1.4	2.2
	44.7	55.0	58.7

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, our sales of goods, other operating revenues and other income were RMB 1,209.7 billion, and the operating income was RMB 85.9 billion, representing an increase of 13.4% and 6.4% over 2006, respectively. By seizing the favorable conditions provided by the steady growth of China’s domestic economy, we proactively expanded the market, extended oil and gas resources, optimized crude oil mix for processing, and increased the production of chemical products and sales volume of refined oil products. In addition, we reinforced safe production, energy saving and cost efficiency. As a result of the forgoing factors, we achieved positive operating results in 2007.

Operating Revenues

In 2007, our sales of goods and other operating revenues were RMB 1,204.8 billion, of which sales of goods was RMB 1,173.9 billion, representing an increase of 13.4% over 2006. These results were largely attributable to the increase in prices of domestic petroleum and petrochemical products and our efforts in expanding the sales volume of our petroleum and petrochemical products. In 2007, our other operating revenues were RMB 30.9 billion, representing an increase of 15.3% over 2006.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2006 to 2007 for our major products:

	Average Realized Price		Rate of Change from	Sales Volume		Rate of Change from
	2006	2007	2006 to 2007	2006	2007	2006 to 2007
	(RMB)	(RMB)	(%)			(%)

Crude Oil	3,210(1)	3,110(1)	(3.1)	4.03(2)	4.43(2)	10.0
Natural Gas	789(3)	811(3)	2.8	5.37(4)	5.82(4)	8.4
Gasoline	5,224(1)	5,408(1)	3.5	32.66(2)	35.18(2)	7.7
Diesel	4,469(1)	4,724(1)	5.7	72.96(2)	76.92(2)	5.4
Kerosene	4,525(1)	4,728(1)	4.5	5.46(2)	7.05(2)	29.0
Selected Chemical Products:
Basic chemical feedstock	5,831(1)	6,200(1)	6.3	9.69(2)	10.23(2)	5.5
Synthetic Resin	9,897(1)	10,203(1)	3.1	7.14(2)	7.86(2)	10.2
Synthetic Fiber	11,389(1)	11,605(1)	1.9	1.61(2)	1.50(2)	(6.9)
Synthetic Rubber	13,928(1)	13,738(1)	(1.4)	0.80(2)	0.96(2)	19.8
Synthetic Fiber Monomer and Polymer	8,821(1)	9,109(1)	3.3	3.68(2)	4.05(2)	10.0
Chemical fertilizer	1,650(1)	1,659(1)	0.5	1.65(2)	1.57(2)	(4.7)
____________
(1)	per tonne
(2)	million tonnes
(3)	per thousand cubic meters
(4)	billion cubic meters

Sales of crude oil and natural gas

Most of the crude oil and a small portion of natural gas produced by us were internally used for refining and chemicals production and the remaining were sold to other customers. In 2007, the total revenue of crude oil, natural gas and other upstream products that were sold externally amounted to RMB 20.4 billion, representing an increase of 2.5% over 2006, accounting for 1.7% of the sales of goods and other operating revenues. The increase was mainly due to the increase in the sales volume of the crude oil and the expansion of our natural gas business.

Sales of refined petroleum products

Our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. In 2007, the external sales revenue of petroleum products by these two segments were RMB 776.8 billion, accounting for 64.5% of our sales of goods and other operating revenues, and representing an increase of 10.5% over 2006. The result comes from the fact that we took advantage of the high price of petroleum products, expanded the sales volume of the petroleum products, optimized the sales structure and expanded the markets of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 586.9 billion, accounting for 75.6% of the total turnover of refined petroleum products, and representing an increase of 12.6% over 2006. The turnover of other refined petroleum products was RMB 189.9 billion, representing an increase of 6.7% compared with 2006, and accounting for 24.4% of the total turnover of petroleum products.

Sales of chemical products

Our external sales revenue of chemical products was RMB 217.5 billion, accounting for 18.1% of our sales of goods and other operating revenues, and representing an increase of 11.0% over 2006. This was mainly attributed to the fact that we took advantage of the high price level of the chemical products and expanded our sales volume accordingly.

Other income

In 2007, we recognized a grant income of RMB 4.9 billion for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the year.  There are no unfulfilled conditions and other contingencies attached to the receipts of this grant. There is no assurance that the Group will continue to receive such grant in the future.

Operating expenses

In 2007, our operating expenses were RMB 1,123.8 billion, representing an increase of 13.9% over 2006, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 970.9 billion, representing an increase of 13.7% over 2006, accounting for 86.4% of the total operating expenses, of which:

Crude oil purchase expense was RMB 483.9 billion, representing an increase of 8.9% over 2006. This expense accounted for 43.1% of the total operating expense, representing a decrease of 2 percentage points. With the rapid economic development in China and the expanded market demand, we increased our throughput of crude oil that was purchased externally. In 2007, the total throughput of crude oil purchased externally reached 123.98 million tonnes (excluding the amounts processed for third parties), representing an increase of 4.8%. The average cost for crude oil purchased externally was RMB 3,903 per tonne, representing an increase of 3.9% over 2006.

In 2007, our other purchasing expenses reached RMB 487.0 billion, accounting for 43.3% of the total operating expenses, representing an increase of 18.9%. The increase was mainly due to the increased costs of refined oil products and chemical raw materials purchased externally.

Selling, general and administrative expenses were RMB 37.9 billion, representing an increase of 0.9% over 2006.

Depreciation, depletion and amortization was RMB 43.3 billion, representing an increase of 29.1%, mainly due to the increased depreciation resulted from our continuous capital expenditures on property, plant and equipment in recent two years.

Exploration expenses reached RMB 11.1 billion, representing an increase of 39.1%. The increase was mainly due to our increased efforts on exploration and forward looking study in the Southern marine facies blocks in the northeast and the west of Sichuan Province.

Personnel expenses were RMB 22.7 billion, representing an increase of 8.5%.

Employee reduction expenses: In 2007, we undertook an employee reduction expense of approximately RMB 0.4 billion for a total reduction of approximately 5,000 employees.

Taxes other than income tax were RMB 34.3 billion, representing an increase of 17.0% over 2006. The increase was mainly due to the increase of the special levy on crude oil income in the amount of RMB 2.5 billion, and the increase of the consumption tax levied on naphtha and other refined petroleum products in the amount of RMB 1.6 billion. In addition, city construction tax and education surcharge increased by RMB 0.8 billion.

Other operating expenses were RMB 3.2 billion, representing an increase of 30.1%. The increase was mainly due to the increase in impairment loss on long-lived assets, which increased by RMB 2.3 billion compared with 2006.

Operating income

In 2007, our operating profit was RMB 85.9 billion, representing an increase of 6.5% over 2006.

Net finance costs

In 2007, our net finance costs were RMB 8.1 billion, representing an increase of 39.4% over 2006. The increase was mainly attributed to the RMB 3.2 billion unrealized loss on embedded derivative component of convertible bonds.

Income before income tax and income tax

In 2007, our profit before taxation reached RMB 83.5 billion, representing an increase of 6.3% over 2006. In 2007, our effective tax rate was 29.6%, representing a slight decrease of 0.3 percentage point compared with 2006. See "Item 4. Information on the Company - B. Business Review" and Note 11 to our consolidated financial statements for further information regarding the impact of the new Enterprise Income Tax Law on us.

Net income attributable to minority interests

In 2007, profit for the year attributable to our minority interests reached RMB 2.2 billion, representing an increase of 57.0%. The increase was mainly due to increased profit from two of our consolidated subsidiaries Shanghai Petrochemical Company Limited and Fujian Petrochemical Company Limited.

Net income attributable to equity shareholders of the Company

In 2007, profit attributable to our equity shareholders was RMB 56.5 billion, representing an increase of 5.5% over 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

In 2006, our sales of goods and other operating revenues were RMB 1,034.9 billion and RMB 26.8 billion, respectively, representing an increase of 30.5% and 11.7%, respectively, from those in the previous year. These results were largely attributable to the following factor: by seizing the favorable opportunities presented by the high market prices of petroleum and chemical products and steady growth of the China’s domestic economy, we actively implemented our strategy on expanding resources and increased our market share on a number of products.  In addition, we sought to optimize our production of refined petroleum and chemical products through improved production safety, reduced energy and utilities, consumption and cost savings.  All these factors contributed to the comparatively positive operating results.

Operating Revenues

In 2006, our sales of goods and other operating revenues were RMB 1,034.9 billion, representing an increase of 30.5% compared with 2005.  These results were largely attributable to our efforts in expanding resources and markets as well as further optimizing our sales and marketing structure in order to take advantage of the high prevailing market prices of crude oil, petroleum and chemical product. Our other operating revenues increased to RMB 26.8 billion in 2006, representing an increase of 11.7% compared with 2005. Other operating revenues primarily consist of revenues generated from our contractor services as well as our sale of raw and auxiliary materials and utilities such as water, electricity and gas.

The following table sets forth the average external sales prices and sales volumes by selected products, as well as the respective percentage changes from 2005 to 2006.

	Average External Sales Price		Rate of Change from	Sales Volume		Rate of Change from
	2005	2006	2005 to 2006	2005	2006	2005 to 2006
	(RMB)	(RMB)	(%)			(%)

Crude Oil	2,757(1)	3,210(1)	16.4	4.31(2)	4.03(2)	(6.5)
Natural Gas	673(3)	789(3)	17.2	4.36(4)	5.37(4)	23.2
Gasoline	4,431(1)	5,224(1)	17.9	30.25(2)	32.66(2)	8.0
Diesel	3,772(1)	4,469(1)	18.5	67.28(2)	72.96(2)	8.4
Kerosene	3,710(1)	4,525(1)	22.0	6.00(2)	5.46(2)	(9.0)
Selected Chemical Products:
Basic chemical feedstock	4,839(1)	5,831(1)	20.5	7.93(2)	9.69(2)	22.3
Synthetic Resin	9,016(1)	9,897(1)	9.8	5.95(2)	7.14(2)	20.1
Synthetic Fiber	11,123(1)	11,389(1)	2.4	1.59(2)	1.61(2)	1.8
Synthetic Rubber	13,040(1)	13,928(1)	6.8	0.68(2)	0.80(2)	18.0
Synthetic Fiber Monomer and Polymer	8,877(1)	8,821(1)	(0.6)	2.96(2)	3.68(2)	24.7
Chemical fertilizer	1,539(1)	1,650(1)	7.2	1.82(2)	1.65(2)	(9.4)

(1)	per tonne
(2)	million tonnes
(3)	per thousand cubic meters
(4)	billion cubic meters

Sales of crude oil and natural gas

Most of crude oil and a small portion of natural gas produced by us were internally used by our refining and chemical production.  The remaining was sold to the refineries controlled by our controlling shareholder, Sinopec Group and third party customers.

In 2006, external sales revenues from crude oil and natural gas amounted to RMB 19.9 billion, or 1.9% of our sales of goods and other operating revenues, representing an increase of 18.3% from 2005.  Such increase was primarily attributable to the increase in crude oil prices and our expansion of natural gas business.  The average external sales price of crude oil increased to RMB 3,210 per tonne from RMB 2,757 per tonne in 2005, representing an increase of 16.4%.  The effect of increased price was partially offset by the decrease in the quantity of external sales from 4.31 million tonnes in 2005 to 4.03 million tonnes in 2006, representing a decrease of 6.5%.  The external sales price of natural gas rose from RMB 673 per thousand cubic meters in 2005 to RMB 789 per thousand cubic meters in 2006, representing an increase of 17.2%, and the external sales volume increased from 4.36 billion cubic meters in 2005 to 5.37 billion cubic meters in 2006, representing an increase by 23.2%.

Sales of refined petroleum products

Both the refining and the marketing and distribution segments make sales of refined petroleum products, which consist of gasoline, diesel, kerosene (including jet fuel) and other refined petroleum products, to third parties.

In 2006, the external sales revenue of refined petroleum products recorded by these two segments amounted to RMB 702.7 billion, or 66.2% of our sales of goods and other operating revenues, representing an increase of 27.1% from 2005.  The increase was mainly due to our proactive efforts in taking advantage of the high market prices of refined petroleum products through increasing sales volume, further optimizing sales and marketing structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 521.4 billion, comprising 74.2% of the total sales revenue of our refined petroleum products, representing an increase of 27.1% from 2005.

The sales revenues of other refined petroleum products were RMB 181.4 billion, representing an increase of 27.3% over 2005, accounting for 25.8% of the total sales revenues of refined petroleum products.

Sales of chemical products

Our external sales revenues of chemical products were RMB 196.0 billion, representing an increase of 27.9% over 2005, accounting for 18.5% of our sales of goods and other operating revenues. The increase was mainly due to our efforts to capture the opportunity presented by the high market prices of chemical products by increasing our sales volume.

Other income

In 2006, we recognized a grant income of RMB 5.2 billion for compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum products prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined product market during the year.  There are no unfilled conditions and other contingencies attached to the receipt of this government grant.  There is no assurance that we will continue to receive such grant in the future.

Operating expenses

In 2006, our operating expenses amounted to RMB 986.3 billion, representing an increase of 30.0% compared with 2005. The operating expenses mainly consisted of the following:

Purchased crude oil, products, and operating supplies and expenses were RMB 854.2 billion, representing an increase of 32.3% over 2005, accounting for 86.6% of the total operating expenses, of which:

In 2006, our throughput of crude oil purchased externally was 118.3 million tonnes (excluding amounts processed for third parties), representing an increase of 6.1% compared with 2005.  Our average cost for crude oil purchased externally in 2006 was RMB 3,756 per tonne, representing an increase of 19.7% compared with 2005.

In 2006, our other purchase expenses were RMB 409.7 billion, representing an increase of 38.6% compared with 2005, accounting for 41.5% of the total operating expenses. The increase was mainly due to the increased costs of refined petroleum products and chemical feedstock purchased externally.

Selling, general and administrative expenses totaled RMB 37.5 billion, representing an increase of 11.6% compared with 2005.  The increase was largely due to: an increase of RMB 1.3 billion in repair and maintenance expenses as a result of our renovation of gas stations, an increase of RMB 0.6 billion in lease expenses as a result of increased rents on leased land, an increase of RMB 0.7 billion in general and administrative expenses due to increased number of service outlets and increased expenses from support functions, and an increase of RMB 0.4 billion in mining resource compensation charge as a result of increased sales revenue of crude oil and natural gas.

Depreciation, depletion and amortization amounted to RMB 33.6 billion, representing an increase of 8.0% compared with 2005.  The increase was mainly due to the increased property, plant and equipment in recent years.

Exploration expenses were RMB 8.0 billion, representing an increase of 25.0% compared with 2005. The increase was largely due to our enhanced exploration efforts in the Southern marine bed area and the new areas in West China.

Personnel expenses were RMB 21.0 billion, up by 6.6% compared with 2005.

Employee reduction expenses: In 2006, in accordance with our voluntary employee reduction plan, we recorded employee reduction expenses of approximately RMB 240 million for approximately 4,000 employees.

Taxes other than income tax were RMB 29.3 billion, representing an increase of 64.6% compared with 2005. The increase was largely due to a new special oil income levy in the amount of RMB 8.8 billion that we have been subject to since March 26, 2006, and an increase of RMB 1.8 billion in consumption tax as a result of our increased sales volume of gasoline and diesel and the enlarged tax scope of the consumption tax by the government.

Other operating expenses were RMB 2.5 billion, representing a decrease of 41.9% compared with 2005. The decrease was mainly due to a decrease of RMB 0.5 billion in loss on disposal of property, plant and equipment, a decrease of RMB 1.0 billion in impairment loss on long-lived assets and a debt-extinguishment income of RMB 0.5 billion from one of our subsidiaries.

Operating income

In 2006, our operating income was RMB 80.6 billion, representing an increase of 18.5% compared with 2005.

Net finance costs

In 2006, our net finance costs were RMB 5.8 billion, representing an increase of 28.9% over 2005. The increase was mainly due to an increase of RMB 1.3 billion in net interest expense as a result of the increase in our outstanding loans and the increase in interest rates associated with these loans.

Income before income tax and income tax

In 2006, our income before income tax was RMB 78.5 billion, representing an increase of 21.7% compared with 2005. In 2006, our effective tax rate was 29.9%, representing a slight decrease of 0.9 percentage point compared with 2005.

Net income attributable to minority interests

In 2006, our net income attributable to minority interests was RMB 1.4 billion, representing a decrease of 57.6% compared with 2005. The decrease was largely because we privatized a number of listed subsidiaries and thereby reduced minority interests in our subsidiaries.

Net income attributable to equity shareholders of the Company

In 2006, our net income attributable to equity shareholders of the Company was RMB 53.6 billion, up by 29.5% over 2005.

C.                DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS

We divide our operations into four business segments (exploration and production segment, refining segment, marketing and distribution segment and chemicals segment) and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated in the financial data discussed in this section. In addition, the operating revenue data of each segment have included the “other operating revenues” of the segment.

The following table sets forth the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Years Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2005	2006	2007	2006	2007	2006	2007
	RMB	RMB	RMB	(%)	(%)	(%)	(%)
	(in billions)

Exploration and Production
External sales(1)	27.6	34.1	38.2	1.9	1.8	3.2	3.2
Inter-segment sales	87.6	109.1	107.5	6.0	5.0
Total operating revenue	115.2	143.2	145.7	7.9	6.8
Refining
External sales(1)	99.2	119.5	122.2	6.6	5.7	11.3	10.1
Inter-segment sales	392.1	477.8	534.7	26.4	24.7
Total operating revenue	491.3	597.3	656.9	33.0	30.4
Marketing and distribution
External sales(1)	460.4	588.7	660.0	32.5	30.5	55.4	54.8
Inter-segment sales	3.4	4.8	2.8	0.3	0.1
Total operating revenue	463.8	593.5	662.8	32.8	30.6
Chemicals
External sales(1)	159.1	202.6	224.7	11.2	10.4	19.1	18.7
Inter-segment sales	12.2	12.3	16.0	0.7	0.7
Total operating revenue	171.3	214.9	240.7	11.9	11.1
Corporate and others
External sales(1)	70.7	116.8	159.7	6.4	7.4	11.0	13.2
Inter-segment sales	51.2	145.3	297.1	8.0	13.7
Total operating revenue	121.9	262.1	456.8	14.4	21.1
Total operating revenue before inter-segment eliminations	1,363.5	1,811.0	2,162.9	100.0	100.0
Elimination of inter-segment sales	(546.5)	(749.3)	(958.1)
Consolidated operating revenues	817.0	1,061.7	1,204.8			100.0	100.0

_________
(1)	include other operating revenues. See Note 33 to the consolidated financial statements for other operating revenues of each of our operating segments.

The following table sets forth the operating revenues, other income, operating expenses and operating income by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2006 to 2007.

Years Ended December 31,			Rate of Change from 2006 to 2007
2005	2006	2007
(RMB in billions)			(%)
Exploration and Production
Total operating revenues	115.2	143.2	145.7	1.7
Total operating expenses	(66.9)	(80.0)	(96.9)	21.1
Total operating income	48.3	63.2	48.8	(22.8)
Refining
Total operating revenues	491.3	597.3	656.9	10.0
Other income	9.8	5.2	1.9	(63.5)
Total operating expenses	(504.8)	(576.8)	(669.3)	16.0
Total operating loss	(3.7)	(25.7)	(10.5)	(59.1)
Marketing and distribution

Total operating revenues	463.8	593.5	662.8	11.7
Other income	-	-	2.9	-
Total operating expenses	(453.4)	(563.3)	(630.0)	11.8
Total operating income	10.4	30.2	35.7	18.2
Chemicals
Total operating revenues	171.3	214.9	240.7	12.0
Total operating expenses	(157.1)	(200.5)	(227.4)	13.4
Total operating income	14.2	14.4	13.3	(7.6)
Corporate and others
Total operating revenues	121.9	262.1	456.8	74.3
Total operating expenses	(123.1)	(263.6)	(458.4)	73.9
Total operating loss	(1.2)	(1.5)	(1.4)	(6.7)

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, the operating revenues of this segment were RMB 145.7 billion, representing an increase of 1.7% over 2006. The increase was mainly attributable to the increase in the sales volume of crude oil and the increase both in the sales volume and sales price of natural gas.

In 2007, this segment sold 38.85 million tonnes of crude oil and 6.3 billion cubic meters of natural gas, representing an increase of 2.4% and 10.2% respectively over 2006. The average realized price of crude oil was RMB 3,095 per tonne, representing a decrease of 3.1%. The average realized price of natural gas was RMB 823 per thousand cubic meters, representing an increase of 3.6% over 2006.

In 2007, the operating expenses of this segment were RMB 96.9 billion, representing an increase of 21.1% over 2006. The increase was mainly due to the following reasons:

•
The exploration expense (including dry hole cost) increased by RMB 3.1 billion over 2006. The increase was mainly attributable to the increased efforts on exploration and forward looking study in the Southern marine facies blocks in the northeast and the west of Sichuan Province.

•	The increase of RMB 5.3 billion in depreciation, depletion and amortization, which was mainly due to the increase in depreciation and depletion of the oil and gas assets.

•	Special levy on crude oil income increased by RMB 2.5 billion over 2006.

•	Other operating expenses increased by RMB 3.6 billion over 2006. The increase was mainly due to the increase in cost of materials as a result of the increase in sales of these materials.

In 2007, the operating profit of the segment was RMB 48.8 billion, representing a decrease of 22.8% over 2006.

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

In 2006, the operating expenses of this segment were RMB 80.0 billion, representing an increase of 19.6% compared with 2005. The increase was mainly due to:

•	An increase of RMB 9.4 billion in taxes other than income tax, which mainly consist of the special oil income levy and the mining resource compensation charge;

•	An increase of RMB 1.6 billion in exploration expenses (including day hole costs) as a result of our enhanced exploration efforts in the Southern marine bed and the new areas in Western China; and

•	An increase of RMB 1.8 billion in depreciation, depletion and amortization as a result of our continuous investments in property, plant and equipment.

In 2006, this segment’s operating income was RMB 63.2 billion, representing an increase of 30.8% compared with 2005.

Refining Segment

Business activities of the refining segment consist of purchasing crude oil from third parties or from our exploration and production segment, processing crude oil into refined oil products, selling gasoline, diesel and kerosene to the marketing and distribution segment, selling a portion of chemical feedstock to our chemicals segment, and selling other refined petroleum products to the domestic and overseas customers.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, the operating revenues of this segment were RMB 656.9 billion, representing an increase of 10.0% over 2006. The increase was mainly attributable to the increase in the price and sales volume of each refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2006 and 2007, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average realized prices		Rate of change from
	2006	2007	2006 to 2007	2006	2007	2006 to 2007
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	22.94	23.97	4.5	4,499	4,641	3.2
Diesel	59.71	61.54	3.1	3,873	4,057	4.8
Light Chemical feedstock	25.40	25.51	0.4	4,395	4,985	13.4
Other refined petroleum products	39.68	42.20	6.4	3,690	3,884	5.3

In 2007, the sales revenues of gasoline by the segment were RMB 111.2 billion, representing an increase of 7.8% over 2006 and accounting for 16.9% of this segment’s operating revenues.

In 2007, the sales revenues of diesel by the segment were RMB 249.6 billion, representing an increase of 8.0% over 2006 and accounting for 37.9% of this segment’s operating revenues.

In 2007, the sales revenues of chemical feedstock by the segment were RMB 127.2 billion, representing an increase of 13.9% over 2006 and accounting for 19.3% of this segment’s operating revenues. The increase in the sales revenues of chemical feedstock was higher than the increase in the sales revenues of gasoline and diesel, which was mainly due to the fact that the extent of increase in the price of the chemical feedstock is greater than the extent of increase in the price of the gasoline and diesel oil.

In 2007, the sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 163.9 billion, representing an increase of 11.9% over 2006 and accounting for 24.9% of this segment’s operating revenues.

In 2007, this segment’s operating expenses were RMB 669.3 billion, representing an increase of 6.6% over the year of 2006. The increase was mainly attributable to the increase in refining throughput and crude oil price as well as the allowance for diminution in value of certain imported crude oil.

In 2007, the average cost of crude oil processed was RMB 3,762 per tonne, representing an increase of 2.2% over 2006. Refining throughput were 155.27 million tonnes (excluding the volume processed for third parties), representing an increase of 4.5% over 2006. In 2007, the total costs of crude oil processed were RMB 584.2 billion, representing an increase of 6.8%, and accounting for 87.3% of the segment’s operating expenses, up by 0.2 percentage points over 2006.

In 2007, due to the high international crude oil prices, and the government’s tight control over refined oil products’ price, our refinery segment incurred losses and an allowance for diminution in value of inventories of RMB 4.0 billion was recorded. This segment incurred an operating loss of RMB 10.5 billion, after the receipt of a cash grant of RMB 1.9 billion, representing a year-on-year loss decrease of RMB 15.2 billion.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

In 2006, this segment’s operating revenues were approximately RMB 597.3 billion, representing an increase of 21.6% compared with 2005. The increase was mainly due to the increased sales prices and sales volume of various refined petroleum products.

In 2006, the sales revenues of gasoline by the segment were RMB 103.2 billion, representing an increase of 21.2% compared with 2005, accounting for 17.1% of this segment’s operating revenues.  In 2006, the sales revenues of diesel by the segment were RMB 231.3 billion, representing an increase of 19.0% compared with 2005, accounting for 38.4% of this segment’s operating revenues. In 2006, the sales revenues of light chemical feedstock by the segment were RMB 111.6 billion, representing an increase of 28.8% compared with 2005, accounting for 18.5% of this segment’s operating revenues. In 2006, the sales revenues of refined petroleum products other than gasoline, diesel and light chemical feedstock were RMB 146.4 billion, representing an increase of 22.3% compared with 2005, accounting for 24.3% of this segment’s operating revenues.

The table below sets forth sales volume and average realized prices by product for 2005 and 2006, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average realized prices		Rate of change from
	2005	2006	2005 to 2006	2005	2006	2005 to 2006
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	22.57	22.94	1.6	3,772	4,499	19.3
Diesel	56.00	59.71	6.6	3,470	3,873	11.6
Light Chemical feedstock	24.36	25.40	4.3	3,559	4,395	23.5
Other refined petroleum products	36.28	39.68	6.3	3,229	3,690	15.1

In 2006, the operating expenses of the segment were RMB 628.2 billion, representing an increase of 24.4% compared with 2005. The increase was primarily due to the increase in crude oil price and throughput.  In 2006, the average crude oil cost was RMB 3,681 per tonne, representing an increase of 19.9% compared with 2005. Refining throughput was 148.6 million tonnes (excluding amounts processed for third parties) in 2006, representing an increase of 5.6% compared with 2005. The total crude oil costs in 2006 were RMB 547.1 billion, representing an increase of 26.7% compared with 2005, accounting for 87.1% of the total operating expenses of the segment, up by 1.5 percentage points over 2005.

In 2006, although crude oil prices remained at a high level, the Chinese government continued to tightly control domestic prices of refined petroleum products.  As a result, while we sought to lower our crude oil cost through processing more higher-sulphur and higher acid crude oil as well as expanding our sales of other refined petroleum products than gasoline and diesel, particularly those higher value-added products, our refining segment incurred significant loss.  In 2006, the operating losses of the segment, after the receipt of a cash grant of RMB 5.2 billion, were RMB 25.7 billion, representing an increase in operating loss of RMB 22.0 billion compared with 2005.

Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from our refining segment and third parties, making wholesale and direct sales to domestic customers, and retail of the refined oil products through the segment’s retail distribution network, as well as providing related services.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, the operating revenues of this segment were RMB 662.8 billion, up by 11.7% over 2006. The increase was mainly attributable to the improvements in sales mix and the increased proportion of the retail business and the increased domestic demand for the refined oil products.

In 2007, the operating revenues from sales of gasoline and diesel were RMB 555.1 billion, accounting for 83.4% of the operating revenues of this segment. The percentage of retail in the total sales volume of gasoline and diesel increased from 63.4% in 2006 to 63.8% in 2007, representing an increase of 0.4 percentage points. The percentage of direct sales in the total sales volume increased from 17.0% in 2006 to 17.5% in 2007, representing an increase of 0.5 percentage points. The percentage of wholesale volume in the total sales volume of gasoline and diesel decreased from 19.6% in 2006 to 18.7% in 2007, representing a decrease of 0.9 percentage points.

The following table sets forth the sales volumes, average realized prices and the respective rate of changes of the four major product categories in 2006 and 2007 in different forms of sales channels for gasoline and diesel.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2006	2007	2006 to 2007	2006	2007	2006 to 2007
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	32.72	35.12	7.4	5,224	5,410	3.6
Retail sale	23.89	26.73	11.9	5,350	5,542	3.6
Direct sale	2.81	2.61	(7.1)	4,922	5,036	2.3
Wholesale	6.02	5.79	(3.9)	4,867	4,967	2.1
Diesel	73.69	77.29	4.9	4,466	4,723	5.8
Retail sale	43.53	44.99	3.4	4,527	4,832	6.7
Direct sale	15.31	17.03	11.3	4,599	4,742	3.1
Wholesale	14.86	15.26	2.7	4,152	4,381	5.5
Kerosene including jet fuel	5.40	7.01	29.8	4,524	4,729	4.5
Fuel Oil	15.07	13.16	(12.7)	2,989	2,923	(2.2)

In 2007, the operating expenses of the segment were RMB 630.0 billion, representing an increase of 11.8% compared with that of 2006. The increase was mainly due to the increase in the purchasing cost of refined oil products.

In 2007, the operating profit, after the receipt of a cash grant of RMB 2.9 billion, of the segment was RMB 35.7 billion, representing an increase of 18.2%.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

In 2006, the operating revenues of this segment were RMB 593.5 billion, representing an increase of 28.0% compared with 2005. The increase was primarily due to the increases in sales volume and prices of gasoline, diesel and kerosene including jet fuel and the further optimization of marketing structure with increased percentage of retail sales in the total sales volume of gasoline and diesel.

In 2006, the operating revenues from sales of gasoline and diesel were RMB 500.1 billion, accounting for 84.2% of the operating revenues of this segment. The percentage of retail sales in the total sales volume of gasoline and diesel increased from 59.6% in 2005 to 63.4% in 2006, up by 3.8 percentage points. The percentage of sales of gasoline and diesel by direct sales in the total sales volume decreased from 19.1% in 2005 to 17.0% in 2006, down by 2.1 percentage points. The percentage of wholesale sales in the total sales volume of gasoline and diesel decreased from 21.3% in 2005 to 19.6% in 2006, down by 1.7 percentage points.

The following table sets forth the sales volumes, average realized prices and the respective rate of changes of the four major product categories in 2005 and 2006 in different forms of sales channels for gasoline and diesel.

	Sales Volume		Rate of Change	Average Realized Prices		Rate of Change
	2005	2006	from 2005 to 2006	2005	2006	from 2005 to 2006
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	30.32	32.72	7.9	4,430	5,224	17.9
Retail sale	21.63	23.89	10.4	4,562	5,350	17.3
Direct sale	2.84	2.81	(1.0)	4,206	4,922	17.0
Wholesale	5.85	6.02	2.9	4,050	4,867	20.2
Diesel	67.93	73.69	8.5	3,767	4,466	18.6
Retail sale	36.90	43.53	18.0	3,885	4,527	16.5
Direct sale	15.91	15.31	(3.8)	3,786	4,599	21.5
Wholesale	15.12	14.86	(1.7)	3,458	4,152	20.1
Kerosene including jet fuel	5.96	5.40	(9.4)	3,710	4,524	21.9
Fuel Oil	13.33	15.07	13.0)	2,374	2,989	25.9

In 2006, the segment’s operating expenses were RMB 563.3 billion, representing an increase of 24.2% compared with 2005. The increase was mainly due to the increase in purchase expenses, of which, purchase expenses for gasoline and diesel were RMB 443.8 billion, up by 24.8% over 2005, accounting for 78.8% of the segment’s operating expenses. In 2006, average purchase prices of gasoline and diesel increased by 19.0% and 13.5%, respectively, to RMB 4,573 per tonne and RMB 3,992 per tonne compared with 2005. The purchase volume of gasoline and diesel increased by 7.9% and 8.5%, respectively, compared with 2005 to 32.7 million tonnes and 73.7 million tonnes.

In 2006 the segment’s operating profit was RMB 30.2 billion, representing an increase of RMB 19.8 billion compared with 2005.

Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from our refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, operating revenues of the Chemicals Segment were RMB 240.7 billion, representing an increase of 12.0% over the year of 2006. The increase was primarily due to the increase in sales volume and prices of major chemical products.

In 2007, the sales revenues of our six major categories of chemical products (namely basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertiliser) totaled approximately RMB 227.3 billion, representing an increase of 12.5% over 2006, and accounting for 94.4% of the operating revenues of this segment.The following table sets forth the sales volumes, average realized prices and rates of change of each of these six categories of chemical products of this segment in 2006 and 2007.

The following table sets forth the sales volume, average realized price and the respective rate of changes for each of these six categories of chemical products of this segment from 2006 to 2007.

	Sales Volumes		Rate of Change from 2006 to 2007	Average Realized Prices		Rate of Change from 2006 to 2007
	2006	2007		2006	2007
	(million tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	11.57	12.89	11.4	5,649	5,870	3.9
Synthetic resins	7.25	7.96	9.8	9,842	10,163	3.3
Synthetic rubber	0.83	0.98	17.3	13,885	13,721	(1.2)
Synthetic fiber	1.61	1.50	(7.0)	11,390	11,605	1.9
Synthetic fiber monomers and polymers	3.71	4.09	10.2	8,814	9,116	3.4
Chemical fertilizer	1.65	1.60	(3.3)	1,660	1,657	(0.2)

        In 2007, operating expenses of the chemicals segment were RMB 227.4 billion, representing an increase of 13.4% over 2006. The increase was primarily due to:

Increase in the consumption of feedstock and ancillary materials as well as the increase in their prices together contributed to an increase of RMB25.8 billion over 2006.

Because of increases in production volume of the chemical products, fuel and energy costs increased by approximately RMB 1.1 billion compared with 2006.

In 2007, operating profit of the chemicals segment was RMB 13.3 billion, representing a decrease of RMB 1.1 billion over 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

In 2006, the segment’s operating revenues were RMB 214.9 billion, representing an increase of 25.5% compared with 2005, which was primarily due to the increases in prices and sales volume of major chemical products.

In 2006, the sales revenues of the Company’s six major categories of chemical products (namely, basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertilizer) totaled approximately RMB 202.1 billion, representing an increase of 33.2% compared with 2005, accounting for 94.0% of the total operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rate of changes for each of these six categories of chemical products of this segment from 2005 to 2006.

	Sales Volumes		Rate of Change from 2005 to 2006	Average Realized Prices		Rate of Change from 2005 to 2006
	2005	2006		2005	2006
	(million tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	8.75	11.57	32.3	4,808	5,649	17.5
Synthetic resins	5.97	7.25	21.5	9,017	9,842	9.1
Synthetic rubber	0.70	0.83	18.5	13,000	13,885	6.8
Synthetic fiber	1.59	1.61	1.8	11,123	11,390	2.4
Synthetic fiber monomers and polymers	2.96	3.71	25.3	8,872	8,814	(0.7)
Chemical fertilizer	1.82	1.65	(9.3)	1,539	1,660	7.9

In 2006, the operating expenses of the segment were RMB 200.5 billion, representing an increase of 27.6% compared with 2005. The increase was primarily due to the price increases of various raw materials, the increased consumption of various raw materials and auxiliary materials, the increased utilities expenses and other variable expenses and fixed costs, all associated with the increased production of the chemical products.  In particular, the costs for raw materials increased by RMB 43.0 billion compared with 2005 as a result of increased consumption of raw materials and their average prices, and the costs for fuel and other utilities increased by RMB 1.7 billion compared with 2005 as a result of increased production of chemical products.

In 2006, the segment’s operating profit was RMB 14.4 billion, representing an increase by 1.4% compared with 2005.

Corporate and others

The business activities of corporate and others mainly consist of the import and export operations, international trading, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, the operating revenues generated from corporate and others were RMB 456.8 billion, representing an increase of 74.3% over 2006. The increase was mainly due to the increase in crude oil price as well as the trading volume of crude oil and refined oil products.

In 2007, the operating expenses of this segment were RMB 458.4 billion, representing an increase of 73.9% over 2006. This increase was mainly due to the increase in the purchasing costs of its trading business associated with the increase in its operating revenue.

In 2007, the operating loss of this segment was RMB 1.4 billion, representing a decrease of RMB 100 million compared with 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

In 2006, the operating revenues of corporate and others derived from international trade were RMB 262.1 billion, and the associated operating expenses were RMB 263.6 billion, resulting in an operating income of RMB 1.0 billion for our international trade activities.  In 2006, operating expenses related to our research institutes and headquarter administration were RMB 2.5 billion.

The segment’s operating losses were RMB 1.5 billion, representing an increase of RMB 300 million in operating losses compared with 2005.

D.                LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funding have been cash provided by operating activities and short-term and long-term borrowings and our primary uses of cash have been for working capital, capital expenditures and repayment of short-term and long-term borrowings. We believe that our working capital is sufficient for our company’s present requirements.

The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2006 and 2007.

	For the Years Ended December 31,
Cash flow data	2006	2007
	(in RMB billions)
Net cash from operating activities	92.5	119.6
Net cash used in investing activities	(103.4)	(113.6)
Net cash from/(used in) financing activities	2.9	(5.3
Net (decrease) / increase in cash and cash equivalents	(8.0)	0.7

In 2007, net cash from operating activities was RMB 119.6 billion. The increase was primarily as a result of higher sales and our better operating results in 2007, as we took advantage of the opportunities associated with the increasing market demand.

Net cash used in investment activities was RMB 113.6 billion, which was mainly due to the capital expenditure and exploration wells expenditure of RMB 109.9 billion and purchase of subsidiaries investments and investments in associates of RMB 5.5 billion.

Net cash from financing activities was RMB 5.3 billion in 2007.  This was mainly due to proceeds received from issuance of bonds of RMB 34.4 billion and offset by net repayment of bank loans and other loans of RMB 20.8 billion, dividend paid of 13.9 billion, consideration paid to Sinopec Group Company of RMB 5.7 billion for the acquisition of assets from Sinopec Group Company.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2007.

		As of December 31, 2007
		Payment due by period
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB millions)
Contractual obligations(1)
Short-term debt	48,258	48,258	-	-	-
Long-term debt	153,291	18,002	36,890	19,208	79,191

Total contractual obligations	201,549	66,260	36,890	19,208	79,191

Other commercial commitments
Operating lease commitments	142,192	4,620	8,974	8,872	119,726
Capital commitments	245,670	25,766	219,904
Exploration and production licenses	1,129	218	216	39	656
Guarantees(2)	9,812	9,812	-	-	-

Total commercial commitments	398,803	40,416	229,094	8,911	120,382
_________
(1)	Contractual obligations include the contractual obligations relating to interest payments.
(2)
Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2007, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2007, the maximum amount of potential future payments under the guarantees was RMB 9,812 million.  See Note 30 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years ended December 31, 2005, 2006 and 2007 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2005		2006		2007		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	25.4	38	35.2	42	54.5	50	115.1	44
Refining	20.3	30	22.6	27	22.8	21	65.7	25
Marketing and distribution	11.0	16	11.3	13	12.5	11	34.8	13
Chemicals	9.4	14	12.6	15	16.2	15	38.2	15
Corporate	1.2	2	2.2	3	3.3	3	6.7	3
Total	67.3	100	83.9	100	109.3	100	260.5	10

In 2007, our total capital expenditure was RMB 109.3 billion.

•
The capital expenditure for our exploration and production segment was RMB 54.50 billion, resulting in discoveries of oil and gas reserves in the northeast of Sichuan Province, aiding block in Tahe field, Dongpu trough, the subtle reservoir in the east of China, the deep layers in the west of Sichuan province and in Songnan block. Also, the construction of Sichuan-East China Gas project has commenced. During 2007, the capacity of newly built crude oil and natural gas production was 6.05 million tonnes and 1.66 billion cubic meters per annum respectively.

•
The capital expenditure for our refining segment was RMB 22.76 billion, which was used for major projects such as the Qingdao Refinery Construction Project and certain projects for upgrading the quality of refined oil products. The upgrading project at Yanshan Petrochemical Company has been completed.

•
The capital expenditure for our marketing and distribution segment was RMB 12.55 billion. With this investment, we have further improved our refined oil products network through construction, acquisition and renovation of service stations and oil storage. Thereby, our leading role in the strategic market was consolidated, and 753 self-operated service stations were added.

•
The capital expenditure for our chemicals segment was RMB 16.18 billion, which was used for certain large scale integrated refinery and chemical projects in Fujian and Tianjin, and ethylene project in Zhenhai.

•	The capital expenditure for corporate and others was RMB 3.29 billion, which was mainly used for the information system construction.

In 2008, we will continue to follow the principle of investing in profitable and core projects. The investment management procedures will be strictly controlled and the project construction will be meticulously managed. The total capital expenditure planned for 2008 is RMB 121.8 billion. The planned expenditure for exploration and development is RMB 60.1 billion which is expected to be mainly used for the Sichuan-East China Gas Project, Tahe and Shengli Oilfields, and natural gas projects in Puguang and Erdos. The planned total capital expenditure for the refining segment is RMB 19.9 billion which is expected to be mainly used for the Qingdao Refinery Project that we anticipate will be put into production in 2008. The planned capital expenditure for marketing and distributing segment is RMB 13.0 billion, which is expected to be mainly used for constructing and purchasing service stations in the key regions to further improve the sales network of refined oil products. The planned total expenditure for chemicals segment is RMB 25.7 billion, which is expected to be used for integrated refinery and chemical projects in Fujian and Tianjin, and Zhenhai ethylene projects. The total of expenditure for corporate and other is planned at RMB 3.1 billion, which is expected to be mainly used for the information system construction.

In 2008, in line with the management guiding principles made by the Board of Directors and with our concerted efforts, we will endeavor to accomplish various production and operation targets and strive to achieve better performances in production and operation, which will promote the effective and sustainable development of Sinopec Corp.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 4.8% in 2007, compared with 1.5% in 2006 and 1.8% in 2005.  According to China’s official analysis, the inflation in the PRC during 2007 was due to the sharp rise in food prices. Inflation has not had a significant impact on our results of operations in recent years.

E.                RECENT DEVELOPMENTS

Since 2007, the international crude oil prices have been continuously climbing. Due to the strict control over refined petroleum product prices in China, the correlation of the refined petroleum product prices and crude oil prices is distorted. We have taken various measures to ensure the adequate supply for the refined oil market in China, which resulted in considerable losses in our refinery business and massive decline in our overall financial performance. In March 2008, we received a subsidy of RMB 12.3 billion.  In accordance with the notice of this subsidy, RMB 4.9 billion was recorded as subsidy income for 2007, and the rest was recorded in the first quarter of 2008.

In April 2008, we received a notice from the Ministry of Finance of the PRC regarding its policy to provide financial support to guarantee the supply for the refined oil market. The matters in relation to provision of financial support as set out in the notice are as follows:

•
From April 1, 2008, the central finance authority has started to provide appropriate subsidy to compensate the losses arising from the processing of imported crude oil. The subsidy will be distributed in advance and settled on a monthly basis.

•	During the second quarter of 2008, value-added tax imposed on refined oil imports that have been paid in advance will be refunded in full.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2009.

Name	Age	Positions with Sinopec Corp.

Su Shulin	46	Chairman
Zhou Yuan	60	Vice Chairman
Wang Tianpu	45	Director, President
Zhang Jianhua	43	Director, Senior Vice President
Wang Zhigang	50	Director, Senior Vice President

Dai Houliang	44	Director, Senior Vice President, CFO
Liu Zhongli	73	Independent Non-executive Director
Shi Wanpeng	70	Independent Non-executive Director
Li Deshui	63	Independent Non-executive Director
Yao Zhongmin	55	Director
Fan Yifei	44	Director

Su Shulin, 46, Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Group Company. He received his Bachelor Degree from Daqing Petroleum Institute in July 1983, and obtained a Master Degree from Harbin Engineering University in March 1999. He is a professor level senior engineer. From March 1996 to January 1997, Mr. Su acted as Assistant to the Director of CNPC Daqing Petroleum Administration Bureau.  From January to November 1997, Mr. Su served as Head of the No. 1 Oil and Gas Development Department and Assistant to the Director of CNPC Daqing Petroleum Administration Bureau From November 1997 to January 1999, Mr. Su was Deputy Director and member of the Party Committee of CNPC Daqing Petroleum Administration Bureau. From January to September 1999, Mr. Su was Director and Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From September 1999 to August 2000, Mr. Su Shulin was served as Vice President of PetroChina Company Limited and Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited and Vice Secretary to Party Committee of CNPC Daqing Petroleum Administration Bureau. From August 2000 to March 2001, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Vice President of PetroChina Company Limited, Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited as well as Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From March 2001 to December 2002, Mr. Su served as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Vice President of PetroChina Company Limited and Chairman and General Manager of Daqing Oilfield Company Limited. From December 2002 to December 2003, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Director and Senior Vice President of PetroChina Company Limited as well as Chairman and General Manager of Daqing Oilfield Company Limited. From December 2003 to September 2006, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Director and Senior Vice President of PetroChina Company Limited. From September 2006 to October 2006, Mr. Su was elected as a member of the Standing Committee of the provincial Party Committee of Liaoning Province. In October 2006, Mr. Su was appointed as a member of the Standing Committee and Head of the Organization Department of Liaoning Provincial Committee. In June 2007 he was appointed as President and Secretary of the Party Leadership Group of Sinopec Group Company. Mr. Su was elected as Director and Chairman on Third Session of the Board of Directors of Sinopec Corp in August 2007.

Zhou Yuan, 60, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of the Sinopec Group Company. Mr. Zhou graduated from East China Petroleum Institute specializing in petroleum geology in September 1975. He is a senior economist. He has extensive experience in the management of petroleum and petrochemical and government entities. From April 1986 to March 1989, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) as well as the Secretary of the Party Committee of South Xinjiang Petroleum Exploration Company. From March 1989 to August 1990, he was the Vice Commander, Deputy Secretary of the Party Committee and Secretary of the Disciplinary Committee of Talimu Exploration and Development Headquarter. From August 1990 to January 1992, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) and the Secretary of Politics & Law Committee. From January 1992 to December 1993, he served as Vice Minister of Organization Department of the Party Committee of Xinjiang Autonomous Region. From December 1993 to January 1998, he served as a member of the Standing Committee of Discipline Committee and the Deputy Minister of the Party Committee of the Organisation Department of Xinjiang Autonomous Region. From January 1998 to August 1999, he was a member of the Standing Committee of the Disciplinary Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From August 1999 to November 1999, he was a member of the Standing Committee of the Party Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From November 1999 to July 2004, he was a member of Standing Committee of the Party Committee of Xinjiang Autonomous Region and Minister of the Organization Department of the Party Committee of Xinjiang Autonomous Region. Since July 2004, he has been the Vice President of Sinopec Group Company; Mr. Zhou was elected as Director and Vice Chairman of the Third Session of the Board of Directors of Sinopec Corp in May 2006. In March 2008, he was elected as a member of the 11th NPC Environment and Resources Protection Committee.

Wang Tianpu, 45, Director of the Board of Directors and President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp Qilu Company. Mr. Wang was Vice President of Sinopec Corp from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and he is President of Sinopec Corp.

Zhang Jianhua, 43, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a master’s degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production & Operation Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Wang Zhigang, 50, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a master’s degree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February 2000 to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Dai Houliang, 44, Director of the Board of Directors of Sinopec Corp., Senior Vice President and Chief Finance Officer of Sinopec Corp. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specializing in organic chemical engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and General Manager of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as Chairman of BASF-YPC Company Limited from December 2004 to October 2006. He has been the Deputy CFO of Sinopec Corp. from September 2005 to May 2006. Mr. Dai has been Vice President of Sinopec Corp. from November 2005 to May 2006. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp.

Liu Zhongli, 73, Independent Non-Executive Director of Sinopec Corp. He graduated from the training course of the Training Department of Central Communist Party School (undergraduate course) in July 1982. He is a senior economist engaging in treasury finance administration and government work for a long time, and has extensive experience in macro-economics, financial and treasury administration. He was working in Commerce Bureau of Heilongjiang Province in 1952 and in Planning Commission of Heilongjiang Provincial Government in 1963. He had served as Deputy Division Director of the General Affairs Office of Planning Commission of Heilongjiang Provincial Government and Deputy Secretary General of Planning Commission of Heilongjiang Provincial Government since September 1973. He was Deputy Director General of Planning Commission of Heilongjiang Provincial Government and a member of Party Committee of Planning Commission of Heilongjiang Provincial Government from July 1982 to May 1983. From May 1983 to May 1985, he was Director General of Planning Commission (Planning & Economics

Department) of Heilongjiang Provincial Government and Secretary of Party Committee of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government. He served as Deputy Governor of Heilongjiang Province from May 1985 to January 1988. He was Vice Minister of the Ministry of Finance and Deputy Secretary of Party Committee of the Ministry of Finance from February 1988 to July 1990. He served as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council from July 1990 to September 1992. From September 1992 to March 1998, he was Minister of the Ministry of Finance and Secretary of Party Committee of the Ministry of Finance and, from February 1994, concurrently Director-General of State Administration of Taxation. From March 1998 to November 2000, he was Head of Economic System Reform Office of the State Council and Secretary of Party Committee of the Economic System Reform Office of the State Council. From August 2000 to March 2003, he was Chairman of National Council for Social Security Fund and Secretary of Party Committee of the National Council for Social Security Fund. He has been a member of the Standing Committee of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC) and Director-General of the Economics Committee of CPPCC since March 2003. Since October 2004, he has concurrently been Chairman of the Chinese Institute of Certified Public Accountants. Mr. Liu was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Shi Wanpeng, 70, Independent Non-Executive Director of Sinopec Corp., a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People’s Political Consultative Conference and Deputy Director of its Economic Committee. Mr. Shi graduated from Northern Jiaotong University in August 1960 specializing in railway transportation administration. He is a professor level senior engineer. He has long been engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as Vice Minister of the State Economic and Trade Commission. Since January 2003, he has been Chairman of China Packaging Federation. He has been a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People’s Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Li Deshui, 63, Independent Non-Executive Director of Sinopec Corp. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduating from university, he was assigned to work at Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Division Director of the First Industrial Planning Division of the Long-term Planning Department of the State Planning Commission. In 1989 he was Division Director of the First Industrial Planning Division of the Long-term Planning Department and Division Director of the First Industrial Planning Division of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Director of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he was Director of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he acted as Vice Mayor of Chongqing Municipality. In November 1999 he worked as Deputy Director of the Research Office of the State Council and a member of the Party Committee. In April 2002, he served as Secretary of the Party Committee and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he served as Secretary of the Party Committee and Head of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations. In March 2005 he served as a member of the Tenth Session of the Chinese People’s Political Consultative Conference. In April 2006 he acted as a member of the Economic Commission. In March 2006, he was the consultant of the State Statistics Bureau. Mr. Li was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Yao Zhongmin, 55, Director of Sinopec Corp. Mr. Yao graduated from Dongbei University of Finance & Economics in September 1977 specializing in Infrastructure Finance & Credit and graduated as postgraduate from

Zhongnan University of Finance & Economics in December 1996 specializing in Investment Economics with a master’s degree. He is a senior Economist. Mr. Yao has worked for a long time in financial investment management related work and has extensive experience in finance investment management. From May 1985 to June 1989, he was a member of the Party Committee of China Construction Bank Henan Branch and its Vice-Chairman. From June 1989 to June 1992, he was leading the work of China Construction Bank Henan Branch, and was Deputy Secretary of the Party Committee and Vice Chairman of the bank. From June 1992 to April 1993, he served as Secretary of the Party Committee and Chairman of China Construction Bank Henan Branch. He served as Vice Governor of Henan Province from April 1993 to January 1994. From January 1994 to March 1998, he was a member of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary Supervision Committee. From March 1998 to June 1998, he was Deputy Secretary of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary and Investigation Committee. From June 1998, he was the Deputy Secretary of the Party Committee of China Development Bank and its Vice-Chairman. Mr. Yao was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Fan Yifei, 44, Director of Sinopec Corp. Mr. Fan graduated from the treasury and finance department of Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master’s degree in international economics from Columbia University in 2002. He is a senior accountant. From June 1993 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank successively. From September 1994 to July 1996, he served as Vice General Manager of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. Mr. Fan served as the Assistant to the Governor of China Construction Bank from February 2000 to June 2005, during which he enriched his experience by participating in the Three Gorges project, and also acted as the Assistant to the General Manager of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan acted as Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2009.

Name	Age	Position with the Company

Wang Zuoran	57	Chairman of the Board of Supervisors
Zhang Youcai	66	Vice Chairman, Independent Supervisor
Kang Xianzhang	59	Supervisor
Zou Huiping	47	Supervisor
Li Yonggui	67	Independent Supervisor
Su Wensheng	51	Employee Representative Supervisor
Zhang Jitian	60	Employee Representative Supervisor
Cui Guoqi	54	Employee Representative Supervisor
Li Zhonghua	56	Employee Representative Supervisor

Wang Zuoran, 57, Chairman of the Supervisory Board of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specializing in economic administration. Mr. Wang is a professor level senior economist and has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to the President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. from February 2000 to April 2003. From April 2003 to May 2006, Mr. Wang served as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zhang Youcai, 66, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director - General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was Vice Minister and member of the Party Committee of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He has been a member of the Standing Committee of the Tenth National People’s Congress (NPC) and Deputy Director of its Financial and Economic Committee of NPC from March 2003. Mr. Zhang served as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Kang Xianzhang, 59, Supervisor of Sinopec Corp. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specializing in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specializing in party and political affairs management (bachelor course). He is a senior political engineer. From June 1995 to August 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of Sinopec Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001. Mr. Kang served as Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zou Huiping, 47, Supervisor of Sinopec Corp. Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specializing in trade economics. He is a professor level senior accountant. From November 1998 to February 2000, he served as Chief Accountant of Sinopec Group Guangzhou Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of Financial Assets Department of Sinopec Group Company. From December 2001 to March 2006, he was Deputy Director General of Finance Planning Department of Sinopec Group Company. In March 2006, he was Director General of Financial Assets Department of Sinopec Assets Management Co., Ltd.. Since March 2006, he has been Director General of Audit Department of Sinopec Corp. Mr. Zou was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Li Yonggui, 67, Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965, majoring in treasury finance. He is a senior economist and CPA, and has long been engaged in tax management with extensive management experience in taxation. From February 1985 to December 1988, he was Deputy Director-General of Taxation Bureau of Ministry of Finance. He served as Chief Economist of State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director-General of State Administration of Taxation. He was Chief Economist of State Administration of Taxation from February 1995 to September 2001. Mr. Li has been Chairman of Chinese Association of Certified Public Taxation Experts since April 2000. Mr. Li served as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Su Wensheng, 51, Employee Representative Supervisor of Sinopec Corp. Mr. Su graduated from the General Section of Tsinghua University in December 1980 majoring in environmental engineering. He obtained a master’s degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was Deputy Secretary of Party Committee and Secretary of Disciplinary Committee of Beijing Designing Institute of the former Sinopec Group Company. From November 1996 to December 1998, he was Secretary of Party Committee of Beijing Designing Institute. Mr. Su has been Director-General of Ideology & Politics Department and Deputy Secretary of the Affiliated Party Committee of Sinopec Group

Company since December 1998. He has been Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Group since December 2001. Mr. Su served as an Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Zhang Jitian, 60, Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Hohhot Transportation Institute in July 1968 specializing in road and bridge construction, and he also graduated from Sinopec Management Institute in July 1986 specializing in enterprise management (undergraduate course). He is a senior political engineer. From August 1996 to December 1998, he was Deputy Director of Personnel and Educational Department of the former Sinopec Group Company; from December 1998 to September 2005, he was Deputy Director of Personnel and Educational Department of Sinopec Group Company; he has been Deputy Director (remunerate as Director) of Personnel Department of Sinopec Corp. since September 2005. Mr. Zhang was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Cui Guoqi, 54, Employee Representative Supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 majoring in industrial business management. In January 1997, he obtained a MBA degree from the Business Management School of Renmin University of China. He is a professor level senior political engineer. Mr. Cui has served as Director and Trade Union Chairman of Sinopec Yanshan Petrochemical Company since February 2000. He served as a member of the Executive Committee of All China Federation of Trade Unions in December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. He was Deputy Secretary of Party Committee of Sinopec Yanshan Petrochemical Company from August 2005 to November 2006. Mr. Cui has been the Deputy Secretary (remunerate as Secretary) of Party Committee of Sinopec Yanshan Petrochemical Company since November 2006. Mr. Cui served as Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Li Zhonghua, 56, Employee Representative Supervisor of Sinopec Corp. Mr. Li graduated from the Correspondence Teaching Department of the Party School of Shengli Oilfield in June 1996 specializing in party and political affairs management (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of Shandong Provincial Party Committee in December 1998 specializing in economic management. He is a professor level senior political engineer. From March 1995 to January 2004, he had been Secretary of Party Committee and Vice General Manager of No. 2 Drilling Company of Shengli Petroleum Administration Bureau; Secretary of Party Committee, General Manager of Offshore Drilling Company of Shengli Petroleum Administration Bureau; and Deputy Party Secretary, General Manager of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau successively. From January 2004 to November 2004, he was Deputy Chief Engineer, Deputy Secretary of Party Committee and General Manager of the Yellow River Drilling Company of Shengli Petroleum Administration Bureau; he has been member of the Standing Committee of Party Committee and Chairman of the Trade Union of Shengli Petroleum Administration Bureau since November 2004. He was Deputy Secretary of Party Committee of Shengli Petroleum Administration Bureau since April 2006. Mr. Li was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.

Cai Xiyou	46	Senior Vice President
Zhang Kehua	54	Vice President
Zhang Haichao	50	Vice President
Jiao Fangzheng	45	Vice President
Chen Ge	45	Secretary of the Board of Directors

Cai Xiyou, 46, Senior Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, he was Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was Deputy General Manager of Sinopec Sales Company, and from June 2001 to December 2001, he was Executive Deputy Manager of Sinopec Sales Company. He has been Director and General

Manager of China International United Petrochemical Company Limited (UNIPEC) from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.

Zhang Kehua, 54, Vice President of Sinopec Corp. Mr. Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a senior engineer and had his master’s degree from University of Petroleum majoring in management science and engineering in December 2000. He was Deputy Manager of No. 3 Construction Company of the former Sinopec Group Company from February 1994 to April 1996. From April 1996 to December 1998, he was Deputy Director General (Deputy Manager of Sinopec Engineering Incorporation) of the Engineering Department of the former Sinopec Group Company. He was Deputy Director General of the former Engineering Department of Sinopec Group Company from December 1998 to December 2001 and was Deputy Director General of Engineering Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was Director General of Engineering Department of Sinopec Group Company from September 2002 to October 2004. Mr. Zhang has served as the Assistant to the President of Sinopec Group Company and Director General of Engineering Department since October 2004. Mr. Zhang has been Vice President of Sinopec Corp. since May 2006. From June 2007 to Present, he has been Director General of Engineering Dept. of Sinopec Corp.

Zhang Haichao, 50, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration program at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. since April 2004. He was Secretary of the  Party Committee, Vice Chairman and Deputy General Manager of Sinopec Sales Co., Ltd. from October 2004 to November 2005. He was Secretary of  Party Committee, Chairman and General Manager of Sinopec Sales Co., Ltd. from November 2005 to June 2006. He has been Chairman and General Manager of Sinopec Sales Co., Ltd. since June 2006. He served as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 45, Vice President of Sinopec Corp. Mr. Jiao won his bachelor’s degree in petroleum exploration and won his doctoral degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. From January 1999 to February 2000, he was Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then served as Deputy Manager and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Group Company from February 2000 to February 2001. He was Vice President of Sinopec Exploration and Production Research Institute from July 2000 to March 2001. He then served as Deputy Director General of Sinopec Oilfield E & P Department from March 2001 to June 2004. Since June 2004, he served as Manager of the Northwest Company of Sinopec Group Company. Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

Chen Ge, 45, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained his MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of the Board Secretariat of Sinopec Corp. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

B.                COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2007.

Name	Position with the Company	Remuneration paid by the Company in 2007
		(RMB thousand)
Directors
Su Shulin		─
Zhou Yuan	Vice Chairman	─
Wang Tianpu	Director, President	825
Zhang Jianhua	Director, Senior Vice President	789
Wang Zhigang	Director, Senior Vice President	789
Dai Houliang	Director, Senior Vice President, CFO	691
Liu Zhongli	Independent Non-executive Director	240
Shi Wanpeng	Independent Non-executive Director	240
Li Deshui	Independent Non-executive Director	240
Yao Zhongmin	Director	65
Fan Yifei	Director	65

Supervisors
Wang Zuoran	Chairman of Supervisory Committee	─
Zhang Youcai	Vice Chairman, Independent Supervisor	240
Kang Xianzhang	Supervisor	─
Zou Huiping	Supervisor	296
Li Yonggui	Independent Supervisor	240
Su Wensheng	Employee Representative Supervisor	378
Zhang Jitian	Employee Representative Supervisor	296
Cui Guoqi	Employee Representative Supervisor	387
Li Zhonghua	Employee Representative Supervisor	297

Other Executive officers
Cao Xiyou	Senior Vice President	789
Zhang Kehua	Vice President	361
Zhang Haichao	Vice President	457
Jiao Fangzheng	Vice President	259
Chen Ge	Secretary to the Board of Directors	378

During the year ended December 31, 2007, in accordance with the “Provisional Measures of Performance Assessment for the Management of State-owned Enterprises” issued by the State-owned Assets Supervision and Administration Commission of the State Council in 2006, we paid bonuses amounting to RMB 3.785 million to four executive directors and five supervisors in relation to their performance in the years ended December 31, 2004, 2005 and 2006. Additional information with respect to the emolument of our key management is included in Note 31 of our consolidated financial statements included elsewhere in this annual report.

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

The main responsibilities of the audit committee include:

•	to propose the appointment or replacement of the independent auditor;

•	to oversee the internal auditing system and its implementation;

•	to coordinate the communication between the internal auditing department and the independent auditor;

•	to examine and approve financial information and it disclosure; and

•	to examine the internal control system.

The main responsibilities of the strategy committee are to conduct research and put forward proposals on the long-term development strategy and significant investments.

The main responsibilities of the remuneration and evaluation committee include:

•	to research on evaluation criteria for directors and the president, to conduct their evaluations and make necessary suggestions; and

•
to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors.

The members of our audit committee are Liu Zhongli, Shi Wanpeng and Li Deshui, all of whom are our Independent Non-executive Directors. Our Board has determined that Liu Zhongli qualifies as an audit committee financial expert.  The members of our strategy committee are Wang Tianpu, Zhang Jianhua, Wang Zhigang, Li Deshui, Yao Zhongmin and Fan Yifei.  The members of our remuneration and evaluation committee are Liu Zhongli, Shi Wanpeng, Li Deshui and Dai Houliang.

Our directors have entered into directors service contracts with us and under such contracts, there is no severance pay arrangements for our directors.

D.                EMPLOYEES

As of December 31, 2005, 2006 and 2007, we had approximately 364,528, 340,886 and 334,377 employees. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2007.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and Production	116,799	34.9
Refining	79,395	23.7
Marketing and Distribution	58,788	17.6
Chemicals	70,712	21.2
Corporate and Others	8,683	2.6
Total	334,337	100.0

By Employee's Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	171,914	51.4
Sales	58,428	17.5
Technical	44,498	13.3
Finance	9,877	2.9
Administration	26,750	8.0
Others	22,910	6.9
Total	334,337	100.0

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master's degree and above	5,285	1.6
University	60,407	18.1
Tertiary education	72,542	21.7
Technical/polytechnic school	31,743	9.5
Secondary, technical/polytechnic school or below	164,400	49.1
Total	334,337	100.0

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

Since 2001, we have implemented an employee reduction plan by means of retirement, voluntary resignation and/or redundancy to enhance our efficiency and operating profit, and by December 31, 2007, a total of 135,426 employees have retired.

E.                SHARE OWNERSHIP

Our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of May 31, 2008.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company	65,758.04	75.84

As of May 20, 2008, 1,103,767,900 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement.  Citibank, N.A. has advised us that, as of May 20, 2008, 11,037,679 ADSs, representing 1,103,767,900 H shares, were held of record by Cede & Co. and 58 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

B.                RELATED PARTY TRANSACTIONS

Sinopec Group Company owns 75.84% of our outstanding equity as of May 31, 2008. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us.  A discussion of these agreements and arrangements is set forth under the heading "Item 7 - Major Shareholders and Related Party Transactions-Related Party Transactions" in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2001, and under the heading “Item 7 - Major Shareholders and Related Party Transactions-Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007. A detailed discussion of our related party transactions is included in Note 31 of our consolidated financial statements included elsewhere in this annual report.

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

In accordance with the board resolution adopted on April 3, 2008, our board has proposed a final dividend of RMB 0.165 per ordinary share for the year ended December 31, 2007. After deducting the interim dividends distribution of RMB 0.05 per ordinary share, the year end dividend is RMB 0.115 per ordinary share. The total dividend to be paid amounted to approximately RMB 9.971 million. The resolution is subject to the approval by the general shareholders’ meeting.

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

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
Past 6 months		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
	May (up to May 20)	8.71	7.26	112.56	91.43	13.17	11.41
	April	8.43	6.78	107.63	86.65	12.99	9.91
	March	8.50	6.14	109.3	81.43	17.32	11.38
	February	9.59	8.34	120.34	108.56	18.76	16.19
2008	January	11.66	7.65	146.28	107.63	24.38	16.96
	December	12.62	10.66	166.85	133.55	24.01	20.99
2007	November	12.76	10.04	159.29	125.06	28.49	20.08

Quarterly Data
2008	First Quarter	11.66	6.14	146.28	81.43	24.38	11.38
2007	Fourth Quarter	12.96	9.18	178.83	118.19	28.49	19.23
	Third Quarter	9.71	6.93	124.90	90.00	18.99	12.33
	Second Quarter	9.18	6.63	117.44	85.78	15.20	10.04
	First Quarter	7.32	5.67	92.23	72.92	11.20	8.37
2006	Fourth Quarter	7.20	4.67	92.64	60.64	9.15	5.30
	Third Quarter	4.92	4.15	63.12	53.17	6.80	5.67
	Second Quarter	5.50	3.775	71.94	47.40	7.24	5.09
	First Quarter	5.00	3.875	63.73	50.29	5.39	4.58

Annual Data
2007		12.96	5.67	178.83	72.92	28.49	8.37
2006		7.20	3.775	92.64	47.40	9.15	4.58
2005		3.90	2.75	50.58	35.55	4.66	3.25
2004		3.85	2.475	49.90	32.08	5.77	4.26
2003		3.475	1.24	44.41	17.30	5.06	2.94
___________
Source: Bloomberg

ITEM 10.	ADDITIONAL INFORMATION

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

Dividends

A distribution of final dividends for any financial year is subject to shareholders’ approval. Except otherwise decided by Shareholders’ meeting, the board of directors may make decision on the distribution of interim dividends.  Except otherwise provided by law and regulation, the sum of interim dividends shall not exceed 50 percents of the distributive profit as set out in the table for semi-year profit. Dividends may be distributed in the form of cash or shares. A distribution of shares, however, must be approved by special resolution of the shareholders.

Dividends may only be distributed after allowance has been made for:

•	recovery of losses, if any;

•	allocations to the statutory surplus reserve fund; and

•	allocations to a discretionary surplus reserve fund if approved by the shareholders.

The allocations to the statutory surplus reserve fund shall be 10% of our after-tax profits of the current year determined in accordance with PRC accounting rules and regulations.

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

Voting Rights and Shareholders’ Meetings

Our board of directors shall convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing the convening of an extraordinary general meeting;

•	whenever our board deems necessary or our board of supervisors so requests; or

•	circumstances provided in the articles of association.

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

All shareholders’ meetings must be convened by our board by written notice given to shareholders not less than 45 days before the meeting. Based on the written replies received by us 20 days before a shareholders’ meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we may convene the shareholders’ general meeting (regardless of the number of shareholders who actually attend). Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders’ meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

Shareholders at meetings have the power, among other things, to approve or reject our profit distribution plans, annual budget, financial statements, increase or decrease in share capital, issuance of debentures, merger or liquidation and any amendment to our articles of association.  Shareholders of the shares which the Company issues to foreign investors for subscription in foreign currencies possess the same rights and undertake the same obligations as those of the shares which the Company issues to domestic investors for subscription in Renminbi.  In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of all shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to shares of such class.

Cumulative voting is adopted for the election of directors. For all other matters, each share is entitled to one vote on all such matters submitted to a vote of our shareholders at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanied by a notary certified copy of the relevant power of attorney or other authority under which the proxy was executed.

Except for those actions discussed below which require supermajority votes (‘‘special resolutions’’), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by or more than two-thirds of the voting rights represented held by shareholders who are present in person or by proxy.

The following decisions must be adopted by special resolution:

•	an increase or reduction of our share capital or the issue of shares, including stock distributions, of any class, warrants and other similar securities;

•	issuance of debentures;

•
our division, merger, dissolution and liquidation; (Shareholders who object to a proposed division or merger are entitled to demand that either we or the shareholders who approved the merger purchase their shares at a fair price.)

•	repurchase of shares;

•	amendments to our articles of association; and

•
any other matters considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be of a nature which may have a material impact on us and should be adopted by special resolution.

All other actions taken by the shareholders, including the appointment and removal of our directors and supervisors and the declaration of cash dividend payments, will be decided by an ordinary resolution of the shareholders. The listing agreement between us and the Hong Kong Stock Exchange (the ‘‘Listing Agreement’’) provided that we may not permit amendments to certain sections of the articles of association which have been mandated by the Hong Kong Stock Exchange. These sections include provisions relating to:

•	varying the rights of existing classes of shares;

•	voting rights;

•	our power to purchase our own shares;

•	rights of minority shareholders; and

•	procedure on liquidation.

In addition, certain amendments to the articles of association require the approval and consent of the relevant PRC authorities.

Any shareholder resolution which is in violation of any laws or administrative regulations of the PRC will be null and void.

Liquidation Rights

In the event of our liquidation, the H shares will rank pari passu with the domestic ordinary shares, and payment of debts out of our remaining assets shall be made in the order of priority prescribed by applicable laws and regulations or, if no such standards exist, in accordance with such procedure as the liquidation committee which has been appointed either by us or the People’s Court of the PRC may consider to be fair and reasonable. After payment of debts, we shall distribute the remaining property to shareholders according to the class and proportion of their shareholders.

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

•
we issue domestic ordinary shares and/or H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic ordinary shares and H shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders; or

•	if our plans for issuing domestic ordinary shares and H shares upon its establishment are implemented within fifteen months of the date of approval by the China Securities Regulatory Commission.

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

Restrictions on Large or Controlling Shareholders

Our articles of association provide that, in addition to any obligation imposed by laws and administration regulations or required by the listing rules of the stock exchanges on which our H shares are listed, a controlling shareholder shall not exercise his voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

•	to relieve a director or supervisor from his or her duty to act honestly in our best interests;

•
to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

•
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

A controlling shareholder is defined by our articles of association as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the board of directors;

•	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

•	holds 30% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

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

Disclosure

The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:

•	is necessary to enable them and the public to appraise the position of us and our subsidiaries;

•	is necessary to avoid the establishment of a false market in its securities; and

•	might be reasonably expected materially to affect market activity in and the price of its securities.

There are also requirements under the Listing Rules for us to obtain prior shareholders’ approval and/or to disclose to shareholders details of certain acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

Sources of Shareholders’ Rights

The PRC’s legal system is based on written statutes and is a system in which decided legal cases have little precedent value. The PRC’s legal system is similar to civil law systems in this regard. In 1979, the PRC began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People’s Congress adopted the PRC Company Law. On October 27, 2005, the PRC Company law was amended by the Standing Committee of the 10th National People’s Congress, and came into force on January 1, 2006. The amended PRC Company Law enhanced the protection of shareholders’ rights primarily in the following regards:

•
Shareholders holding 10 percent or more of the shares of the company are entitled to petition the court to dissolve the company if (i) the company is in serious operational difficulties; (ii) its continuing existence will seriously prejudice the interests of the shareholders; and (iii) such difficulties cannot be resolved through any other means;

•
Shareholders holding 1 percent or more of the shares of the company for more than 180 consecutive days are entitled to request the board of supervisors (in terms of directors and senior management) or the board of directors (in terms of supervisors) to bring legal proceedings, or bring legal proceedings in their own name on behalf of the company where it is in emergency and the company will be subject to irreparable loss if not to do so, against directors, supervisors or senior management who fail to comply with the laws and regulations or the company’s articles of association in the course of performing their duties and cause loss to the company;

•	Shareholders who oppose the company’s decision on merger or separation are entitled to request the company to repurchase their shares; and

•	Shareholders holding 10 percent or more of the voting rights of the company are entitled to convene a shareholders’ meeting.

Currently, the primary sources of shareholder rights are our articles of association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder, i.e., Sinopec Group Company. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for articles of association of Company Listing Overseas (the ‘‘Mandatory Provisions’’). These Mandatory Provisions become entrenched in that, once they are incorporated into the articles of association of a PRC company, any amendment to those provisions will only become effective after approval by the State-owned Assets Supervision and Administration Commission of the State Council. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the articles of association of PRC companies listing H shares on the Hong Kong Stock Exchange (the ‘‘Additional Provisions’’). The Mandatory Provisions and the Additional Provisions have been incorporated into our articles of association.

In addition, upon the listing of and for so long as the H shares are listed on the Hong Kong Stock Exchange, we will be subject to those relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including the Listing Rules of the Hong Kong Stock Exchange, the Securities (Disclosure of Interests) Ordinance (the ‘‘SDI Ordinance’’), the Securities (Insider Dealing) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the ‘‘Hong Kong Takeovers and Repurchase Codes’’).

Unless otherwise specified, all rights, obligations and protections discussed below derive from our articles of association and/or the PRC Company Law.

Enforceability of Shareholders’ Rights

There has not been any public disclosure in relation to the enforcement by holders of H shares of their rights under constitutive documents of joint stock limited companies or the PRC Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock limited companies.

In most states of the United States, shareholders may sue a corporation ‘‘derivatively’’. A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons (including corporate officers, directors or controlling shareholders) who have allegedly wronged the corporation, where the corporation itself has failed to enforce such claim against such persons directly. Such action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. The PRC company law as amended in October 2005 and effective in January 2006 has also granted shareholders with the rights to bring such derivative suits.

Our articles of association provide that all differences or claims:

•	between a holder of H shares and us;

•	between a holder of H shares and any of our directors, supervisors, general managers, deputy general managers or other senior officers; or

•
between a holder of H shares and a holder of domestic ordinary shares, arising from any provision of our articles of association, any right or obligation conferred or imposed by the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center. Our articles of association provide that such arbitration will be final and conclusive. In June 1999, an arrangement was made between the People’s Courts of the PRC and the courts of Hong Kong to mutually enforce arbitration rewards rendered in the PRC and Hong Kong according to their respective laws. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on February 1, 2000. We have provided an undertaking to the United States Securities and Exchange Commission that, at such time, if any, as all applicable laws and regulations of the PRC and (unless our H shares are no longer listed on the Hong Kong Stock Exchange) all applicable regulations of the Stock Exchange of Hong Kong Ltd. shall not prohibit, and to the extent Section 14 under the United States Securities Act of 1933, as amended, so requires, our board of directors shall propose an amendment to the articles of association which would permit shareholders to adjudicate disputes arising between our shareholders and us, our directors, supervisors or officers by means of judicial proceedings.

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

We have appointed our subsidiary in the U.S., SINOPEC-USA Co., Ltd., 410 Park Avenue, 22nd Fl., New York, NY 10022, USA, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State’s securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the articles of association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People’s Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is certain doubt as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

Restrictions on Transferability and the Share Register

H shares may be traded only among investors who are not PRC persons, and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold H shares.

As provided in the articles of associations we may refuse to register a transfer of H shares unless:

•	any relevant transfer fee is paid;

•	the instrument of transfer is only related to H shares listed in Hong Kong;

•
the instrument of transfer is accompanied by the share certificates to which it relates, or such other evidence is given as may be reasonably necessary to show the right of the transferor to make the transfer;

•	the stamp duty which is chargeable on the instrument of transfer has already been paid;

•	if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

•	the Company does not have any lien on the relevant shares.

We are required to keep a register of our shareholders which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to H shares to be listed on the Hong Kong Stock Exchange. Shareholders have the right to inspect and, for a nominal charge, to copy the share register. No transfers of ordinary shares shall be recorded in our share register within 30 days prior to the date of a shareholders’ general meeting or within 5 days prior to the record date established for the purpose of distributing a dividend.

We have appointed HKSCC Registrars Limited to act as the registrar of our H shares. This registrar maintains our register of holders of H shares at our offices in Hong Kong and enters transfers of shares in such register upon the presentation of the documents described above.

C.                MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described under Item 4.  Information on the Company, Item 7 - Major Shareholders and Related Party Transactions or elsewhere in this Form 20-F.

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

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.  This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar.  Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar.  On January 14, 2006, the PBOC authorized the China Foreign Exchange Trade System to publish the exchange rate of the RMB against the US dollar, the euro, the Japanese yen, and the HK dollar at 9:15 am of each business day, which would be the medium exchange rate of RMB for transactions on the interbank spot foreign exchange market (over-the-counter transactions and automatic price-matching transactions) as well as transactions over bank counters. We cannot assure that such exchange rate would not fluctuate greatly. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. We do not currently and will not plan to hedge against the risk of exchange rate fluctuation. Information relating to the exchange risk, exchange rate and hedging activities is presented in “Item 11. Qualitative and Quantitative Disclosures about Market risk — Foreign Exchange Rate Risk”.

E.                TAXATION

PRC Taxation

The following discussion addresses the principal PRC tax consequences of investing in the H shares or ADSs.

Taxation of Dividends

Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Share (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to overseas-listed shares, such as H shares, are temporarily not subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on overseas-listed shares, including H shares and ADSs.

In a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that the exemption is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations and the PRC Individual Income Tax Law, as amended. The withholding tax may be reduced under an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on the shares exempted under the Tax Notice.

Foreign Enterprises

In accordance with the new Enterprise Income Tax Law and its implementation rules that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Before the effectiveness of the new Enterprise Income Tax Law, foreign enterprises receiving dividends paid on overseas-listed shares of a PRC company were exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the new Enterprise Income Tax Law and its implementation rules.

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

Taxation of Capital Gains

As discussed above, gains realized upon the sale of overseas-listed shares issued by PRC companies by foreign individual investors are not subject to tax on capital gains.

In accordance with the new Enterprise Income Tax Law and its implementation rules, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas-listed shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Before the effectiveness of the new Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of overseas-listed shares of a PRC company excluding the shares held through their PRC domestic establishment or residences were exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the new Enterprise Income Tax Law and its implementation rules.

PRC Stamp Tax Considerations

Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October, 1988, PRC stamp tax should not be imposed on the transfer of shares of H Shares or ADSs of PRC publicly traded companies..

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

For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created in or organized under the laws of, the United States or any State or political subdivision thereof;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

•
a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

•	a trust that has elected to be treated as a United States person under the Code.

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

A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Sinopec Corp. presently does not believe that it is a PFIC and does not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. The following discussion is based on the belief that Sinopec Corp. will not be classified as a PFIC for United States federal income tax purposes.  See the discussion below under the heading “PFIC Considerations” for a brief summary of the PFIC rules.

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

Dividends

Any cash distributions paid by Sinopec Corp. out of earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt.  Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes.  A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met.  A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States.  There is currently a tax treaty in effect between the United States and the People's Republic of China which the Secretary of Treasury of the United States determined is satisfactory for these purposes and Sinopec Group, presently believes that it is eligible for the benefits of such treaty.  Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States.  Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar - Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder.  Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of Hong Kong dollars generally will be U.S. source income or loss.  Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

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

The above results may be eliminated if a “mark-to-market” election is available and a US Holder validly makes such an election. If the election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).

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

Our primary market risk exposures are to fluctuations in exchange rates and interest rates.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2007 and 2006. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2007 and 2006. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

As of December 31, 2007:

	Expected maturity
	2008	2009	2010	2011	2012	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In United States dollar	754	-	-	-	-	-	754	754
In Hong Kong dollar	302	-	-	-	-	-	302	302
In Japanese yen	11	-	-	-	-	-	11	11
In Euro	5	-	-	-	-	-	5	5

Liabilities

Debts in United States dollar
Fixed rate	7,960	179	188	125	63	420	8,935	8,877
Average interest rate	5.2%	3.1%	2.8%	2.3%	2.0%	2.0%
Variable rate	1,518	7	3	3	4	11	1,546	1,546
Average interest rate (1)	5.0%	7.3%	7.4%	7.2%	7.0%	6.7%

Debts in Japanese yen
Fixed rate	94	93	92	67	67	689	1,102	1,206
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	262	255	176	176	176	-	1,045	1,045
Average interest rate (1)	2.7%	2.8%	2.9%	2.9%	2.9%	-

Debts in Hong Kong dollar
Fixed rate	25	-	-	-	-	14,106	14,131	14,131
Average interest rate	5.5%	-	-	-	-	4.2%
Variable rate	347	375	-	-	-	-	722	722
Average interest rate (1)	3.9%	4.0%	-	-	-	-

Debts in Euro
Fixed rate	26	26	26	-	-	-	78	81
Average interest rate	6.7%	6.7%	6.7%	-	-	-

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2007.

As of December 31, 2006:

	Expected maturity
	2007	2008	2009	2010	2011	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In United States dollar	721	-	-	-	-	-	721	721
In Hong Kong dollar	27	-	-	-	-	-	27	27
In Japanese yen	17	-	-	-	-	-	17	17
In Euro	23	-	-	-	-	-	23	23

Liabilities

Debts in United States dollar
Fixed rate	7,837	220	196	195	113	519	9,080	8,963
Average interest rate	5.6%	3.3%	3.1%	2.7%	2.2%	2.0%
Variable rate	3,596	13	9	3	3	15	3,639	3,639
Average interest rate (1)	5.9%	6.7%	7.2%	7.7%	7.6%	7.5%

Debts in Japanese yen
Fixed rate	165	95	95	95	68	775	1,293	1,478
Average interest rate	2.8%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	361	260	256	180	180	183	1,420	1,420
Average interest rate (1)	3.2%	3.2%	3.1%	3.0%	3.0%	3.0%

Debts in Hong Kong dollar
Fixed rate	50	-	-	-	-	-	50	50
Average interest rate	4.7%	-	-	-	-	-
Variable rate	8,213	-	-	-	-	-	8,213	8,213
Average interest rate (1)	4.5%	-	-	-	-	-

Debts in Euro
Fixed rate	25	25	25	26	-	-	101	106
Average interest rate	6.7%	6.7%	6.7%	6.7%	-	-

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2006.

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2007 and 2006.

As of December 31, 2007:

	Expected maturity
	2008	2009	2010	2011	2012	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In Renminbi	6,624	-	-	-	-	-	6,624	6,624
In United States dollar	754	-	-	-	-	-	754	754
In Hong Kong dollar	302	-	-	-	-	-	302	302
In Japanese yen	11	-	-	-	-	-	11	11
In Euro	5	-	-	-	-	-	5	5

Time deposits with financial institutions
In Renminbi	668	-	-	-	-	-	668	668

Liabilities

Debts in Renminbi
Fixed rate	49,399	7,554	3,661	82	8,580	55,915	125,191	124,322	(1)
Average interest rate	5.4%	5.2%	5.0%	4.9%	4.9%	0.4%
Variable rate	863	11,115	7,201	4,001	2,101	2,777	28,058	28,058
Average interest rate (2)	6.5%	6.5%	6.8%	6.9%	7.0%	7.0%

Debts in United States dollar
Fixed rate	7,960	179	188	125	63	420	8,935	8,877
Average interest rate	5.2%	3.1%	2.8%	2.3%	2.0%	2.0%
Variable rate	1,518	7	3	3	4	11	1,546	1,546
Average interest rate (2)	5.0%	7.3%	7.4%	7.2%	7.0%	6.7%

Debts in Japanese yen
Fixed rate	94	93	92	67	67	689	1,102	1,206
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	262	255	176	176	176	-	1,045	1,045
Average interest rate (2)	2.7%	2.8%	2.9%	2.9%	2.9%	-

Debts in Hong Kong dollar
Fixed rate	25	-	-	-	-	14,106	14,131	14,131
Average interest rate	5.5%	-	-	-	-	4.2%
Variable rate	347	375	-	-	-	-	722	722
Average interest rate (2)	3.9%	4.0%

Debts in Euro
Fixed rate	26	26	26	-	-	-	78	81
Average interest rate	6.7%	6.7%	6.7%	-	-	-

(1)
Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2007.

As of December 31, 2006:

	Expected maturity
	2007	2008	2009	2010	2011	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In Renminbi	6,275	-	-	-	-	-	6,275	6,275
In United States dollar	721	-	-	-	-	-	721	721
In Hong Kong dollar	27	-	-	-	-	-	27	27
In Japanese yen	17	-	-	-	-	-	17	17
In Euro	23	-	-	-	-	-	23	23

Time deposits with financial institutions
In Renminbi	635	-	-	-	-	-	635	635

Liabilities

Debts in Renminbi
Fixed rate	41,807	24,030	7,930	2,351	132	39,547	115,797	115,374	(1)
Average interest rate	4.7%	5.2%	5.0%	4.7%	4.5%	0.4%
Variable rate	1,428	1,103	10,716	7,130	3,930	217	24,524	24,524
Average interest rate (2)	5.5%	5.5%	5.5%	5.8%	5.9%	5.9%

Debts in United States dollar
Fixed rate	7,837	220	196	195	113	519	9,080	8,963
Average interest rate	5.6%	3.3%	3.1%	2.7%	2.2%	2.0%
Variable rate	3,596	13	9	3	3	15	3,639	3,639
Average interest rate (2)	5.9%	6.7%	7.2%	7.7%	7.6%	7.5%

Debts in Japanese yen
Fixed rate	165	95	95	95	68	775	1,293	1,478
Average interest rate	2.8%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	361	260	256	180	180	183	1,420	1,420
Average interest rate (2)	3.2%	3.2%	3.1%	3.0%	3.0%	3.0%

Debts in Hong Kong dollar
Fixed rate	50	-	-	-	-	-	50	50
Average interest rate	4.7%	-	-	-	-	-
Variable rate	8,213	-	-	-	-	-	8,213	8,213
Average interest rate (2)	4.5%	-	-	-	-	-

Debts in Euro
Fixed rate	25	25	25	26	-	-	101	106
Average interest rate	6.7%	6.7%	6.7%	6.7%	-	-

(1)
Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2006.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.                USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2007 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2007. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Petroleum & Chemical Corporation:

We have audited China Petroleum & Chemical Corporation and subsidiaries (the ‘‘Group’’)’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2006 and 2007, and the related consolidated statements of income, cash flows and equity for each of the years in the three-year period ended December 31, 2007, and our report dated April 3, 2008 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG
Hong Kong, China
April 3, 2008

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Liu Zhongli qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F.  Mr. Liu was appointed as an independent non-executive director and a member of the audit committee of the third board of our company in May 2006. For Mr. Liu’s biographical information, see "Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management."

ITEM 16B.	CODE OF ETHICS

 As of the date of this annual report, we do not have, in form, a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer.  Our principal executive officers, Mr. Su Shulin (Chairman) and Mr. Wang Tianpu (President), and our principal financial officer, Mr. Dai Houliang (CFO), currently also serve as our directors and are thus subject to the director service contracts that they have with us.  Under the director service contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry any activities detrimental to the interests of our company.  Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2006 and 2007:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2006	RMB 82 million	—	—	—
2007	RMB 85 million	—	—	—

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

1 **
Articles of Association of the Registrant, amended and adopted by the shareholders' meeting on May 24, 2006 (English translation), incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.1**
Forms of Director Service Contracts dated May 24, 2006 (English translation) incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.2**
Forms of Supervisor Service Contracts dated May 24, 2006 (English translation) incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

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

4.15**
Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 11, 2001 (English translation) incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.16**
Land Use Right Leasing Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2003 (English translation) incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.17**
2004 Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated October 31, 2004 (English translation) incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.18**
Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation) incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.19**
Supplemental Agreement on  Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation) incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

8*	A list of the Registrant's subsidiaries.

12.1*	Certification of Chairman pursuant to Rule 13a-14(a).

12.2*	Certification of President pursuant to Rule 13a-14(a).

12.3*	Certification of CFO pursuant to Rule 13a-14(a).

13*	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b).

*   Filed herewith.
** Incorporated by reference.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries (the ‘‘Group’’) as of December 31, 2006 and 2007, and the related consolidated statements of income, cash flows and equity for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 3, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/S/ KPMG
Hong Kong, China
April 3, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in millions, except per share data)

			Years ended December 31,
	Note		2005	2006	2007
			RMB	RMB	RMB
Operating revenues
Sales of goods			793,006	1,034,888	1,173,869
Other operating revenues	3		24,042	26,853	30,974
			817,048	1,061,741	1,204,843

Other income	4		9,777	5,161	4,863

Operating expenses
Purchased crude oil, products and operating supplies and expenses			(645,654)	(854,236)	(970,929)
Selling, general and administrative expenses	5		(33,567)	(37,514)	(37,843)
Depreciation, depletion and amortization			(31,147)	(33,554)	(43,315)
Exploration expenses, including dry holes			(6,411)	(7,983)	(11,105)
Personnel expenses	6		(19,667)	(20,956)	(22,745)
Employee reduction expenses	7		(369)	(236)	(399)
Taxes other than income tax	8		(17,769)	(29,330)	(34,304)
Other operating expenses, net	9		(4,264)	(2,461)	(3,202)
Total operating expenses			(758,848)	(986,270)	(1,123,842)
Operating income			67,977	80,632	85,864

Finance costs
Interest expense	10		(5,725)	(7,101)	(7,314)
Interest income			398	538	405
Unrealized loss on embedded derivative component of convertible bonds	24	(f)	—	—	(3,211)
Foreign exchange loss			(67)	(140)	(311)
Foreign exchange gain			931	890	2,330
Net finance costs			(4,463)	(5,813)	(8,101)
Investment income			217	289	1,657
Income from associates and jointly controlled entities			794	3,434	4,044
Income before income tax			64,525	78,542	83,464
Income tax	11		(19,872)	(23,504)	(24,721)
Net income			44,653	55,038	58,743

Attributable to:
Equity shareholders of the Company			41,354	53,603	56,533
Minority interests			3,299	1,435	2,210
Net income			44,653	55,038	58,743

Basic and diluted earnings per share	12		0.48	0.62	0.65

Weighted average number of shares	12		86,702	86,702	86,702

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007
(Amounts in millions)

		December 31,
	Note	2006	2007
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		7,063	7,696
Time deposits with financial institutions		635	668
Trade accounts receivable, net	13	15,144	22,947
Bills receivable		8,462	12,851
Inventories	14	94,894	116,032
Prepaid expenses and other current assets	15	20,292	24,922
Total current assets		146,490	185,116
Non-current assets
Property, plant and equipment	16	355,757	375,142
Construction in progress	17	52,871	95,408
Goodwill	18	14,325	15,490
Interest in associates	19	11,898	16,865
Interest in jointly controlled entities	20	9,236	12,723
Investments	21	2,926	3,194
Deferred tax assets	23	7,182	10,439
Lease prepayments		2,574	8,224
Long-term prepayments and other assets	22	7,573	10,124
Total non-current assets		464,342	547,609
Total assets		610,832	732,725
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	24	56,467	44,654
Loans from Sinopec Group Company and its affiliates	24	7,013	15,840
Trade accounts payable	25	52,767	93,049
Bills payable	25	21,714	12,162
Accrued expenses and other payables	26	69,200	89,171
Income tax payable		9,211	10,479
Total current liabilities		216,372	265,355
Non-current liabilities
Long-term debts	24	61,617	83,134
Loans from Sinopec Group Company and its affiliates	24	39,020	37,180
Deferred tax liabilities	23	6,339	5,636
Other liabilities	27	827	8,662
Total non-current liabilities		107,803	134,612
Total liabilities		324,175	399,967
Equity
Share capital	28	86,702	86,702
Reserves	29	177,632	220,731
Total equity attributable to equity shareholders of the Company		264,334	307,433
Minority interests		22,323	25,325
Total equity		286,657	332,758
Total liabilities and equity		610,832	732,725

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory surplus reserve	Statutory public welfare fund	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005, as previously reported	86,702	(19,217)	18,072	27,998	9,558	9,558	7,000	547	53,122	193,340	31,955	225,295
Adjusted for the acquisition of the Refinery Plants	—	—	—	—	—	—	—	1,899	—	1,899	517	2,416
Balance as of January 1, 2005, as adjusted	86,702	(19,217)	18,072	27,998	9,558	9,558	7,000	2,446	53,122	195,239	32,472	227,711
Net income / total recognized income for the year	—	—	—	—	—	—	—	—	41,354	41,354	3,299	44,653
Final dividend for 2004	—	—	—	—	—	—	—	—	(6,936)	(6,936)	—	(6,936)
Interim dividend for 2005	—	—	—	—	—	—	—	—	(3,468)	(3,468)	—	(3,468)
Appropriation (Note 29 (c) and (d))	—	—	—	—	3,956	3,956	—	—	(7,912)	—	—	—
Revaluation surplus realized	—	—	—	(1,656)	—	—	—	—	1,656	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	—	—	(5)	5	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	—	434	(434)	—	—	—
Distribution to Sinopec Group Company (Note 29 (f))	—	—	—	—	—	—	—	(90)	—	(90)	—	(90)
Acquisitions of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	(2,957)	(2,957)
Distributions to minority interests net of contributions	—	—	—	—	—	—	—	—	—	—	(1,640)	(1,640)
Balance as of December 31, 2005	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	2,785	77,387	226,099	31,174	257,273

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory surplus reserve	Statutory public welfare fund	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	2,785	77,387	226,099	31,174	257,273
Net income recognized directly in equity:
Unrealized gain for the change in fair value of available-for-sale financial assets, net of deferred tax	—	—	—	—	—	—	—	34	—	34	—	34
Net income	—	—	—	—	—	—	—	—	53,603	53,603	1,435	55,038
Total recognized income for the year	—	—	—	—	—	—	—	34	53,603	53,637	1,435	55,072
Final dividend for 2005	—	—	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2006	—	—	—	—	—	—	—	—	(3,468)	(3,468)	—	(3,468)
Appropriation (Note 29 (c) and (e))	—	—	—	—	5,066	—	20,000	—	(25,066)	—	—	—
Statutory public welfare fund transferred to statutory surplus reserve (Note 29 (d))	—	—	—	—	13,514	(13,514)	—	—	—	—	—	—
Revaluation surplus realized	—	—	—	(1,590)	—	—	—	—	1,590	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	—	704	(704)	—	—	—
Transfer from other reserves to capital reserve	—	(2,373)	—	—	—	—	—	2,373	—	—	—	—
Distribution to Sinopec Group Company (Note 29 (f))	—	—	—	—	—	—	—	(631)	—	(631)	—	(631)
Consideration for the Acquisition of Oil Production Plants (Note 1)	—	—	—	—	—	—	—	(3,500)	—	(3,500)	—	(3,500)
Acquisitions of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	(9,730)	(9,730)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	—	187	187
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(743)	(743)
Balance as of December 31, 2006	86,702	(21,590)	18,072	24,752	32,094	—	27,000	1,758	95,546	264,334	22,323	286,657

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	86,702	(21,590)	18,072	24,752	32,094	27,000	1,758	95,546	264,334	22,323	286,657
Net income recognized directly in equity:
Unrealized gain for the change in fair value of available-for-sale financial assets, net of deferred tax	—	—	—	—	—	—	2,892	—	2,892	145	3,037
Effect of change in tax rate (Note 23(ii))	—	—	—	—	—	—	(54)	—	(54)	17	(37)
Net income	—	—	—	—	—	—	—	56,533	56,533	2,210	58,743
Total recognized income for the year	—	—	—	—	—	—	2,838	56,533	59,371	2,372	61,743
Final dividend for 2006	—	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2007	—	—	—	—	—	—	—	(4,335)	(4,335)	—	(4,335)
Adjustment to statutory surplus reserve (Note 29 (c))	—	—	—	—	235	—	—	(235)	—	—	—
Appropriation (Note 29 (c))	—	—	—	—	5,468	—	—	(5,468)	—	—	—
Revaluation surplus realized	—	—	—	(638)	—	—	—	638	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	(151)	151	—	—	—
Transfer from other reserves to capital reserve	—	(1,062)	—	—	—	—	1,062	—	—	—	—
Contribution from Sinopec Group Company (Note 29 (f))	—	—	—	—	—	—	68	—	68	—	68
Consideration for the Acquisition of Refinery Plants (Note 1)	—	—	—	—	—	—	(2,468)	—	(2,468)	—	(2,468)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	630	630
Balance as of December 31, 2007	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in millions)

		Years ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
Net cash generated from operating activities	(a)	78,663	92,507	119,594
Investing activities
Capital expenditure		(66,510)	(71,278)	(99,946)
Exploratory wells expenditure		(5,810)	(7,985)	(9,913)
Purchase of investments and investments in associates		(4,197)	(3,763)	(1,581)
Purchase of subsidiaries, net of cash acquired		—	(1,361)	(3,968)
Proceeds from disposal of investments and investments in associates		1,264	776	1,441
Proceeds from disposal of property, plant and equipment		566	415	413
Acquisitions of minority interests in subsidiaries		(4,324)	(20,610)	—
Purchase of time deposits with financial institutions		(565)	(916)	(3,373)
Proceeds from maturity of time deposits with financial institutions		1,463	1,337	3,340
Net cash used in investing activities		(78,113)	(103,385)	(113,587)
Financing activities
Proceeds of issuance of convertible bonds, net of issuing expenses		—	—	11,368
Proceeds of issuance of corporate bonds, net of issuing expenses		9,875	22,689	35,000
Proceeds from bank and other loans		565,222	773,842	768,039
Repayments of corporate bonds		—	(21,000)	(12,000)
Repayment of bank and other loans		(564,179)	(761,569)	(788,793)
Distributions to minority interests		(1,682)	(852)	(593)
Contributions from minority interests		129	1,255	1,223
Dividend paid		(10,404)	(11,271)	(13,872)
Distributions to Sinopec Group Company		(3,218)	(216)	(5,682)
Net cash (used in)/generated from financing activities		(4,257)	2,878	(5,310)
Net (decrease)/increase in cash and cash equivalents		(3,707)	(8,000)	697
Cash and cash equivalents as of January 1		18,817	15,088	7,063
Effect of foreign exchange rate changes		(22)	(25)	(64)
Cash and cash equivalents as of December 31		15,088	7,063	7,696

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(Amounts in millions)

(a) Reconciliation of income before income tax to net cash generated from operating activities

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Operating activities
Income before income tax	64,525	78,542	83,464
Adjustment for:
Depreciation, depletion and amortization	31,147	33,554	43,315
Dry hole costs	2,992	3,960	6,060
Income from associates and jointly controlled entities	(794)	(3,434)	(4,044)
Investment income	(217)	(289)	(1,657)
Interest income	(398)	(538)	(405)
Interest expense	5,725	7,101	7,314
Unrealized foreign exchange gain	(852)	(657)	(1,463)
Loss on disposal of property, plant and equipment, net	2,098	1,647	549
Impairment losses on long-lived assets	1,851	825	3,106
Gain on non-monetary contribution to a jointly controlled entity	—	—	(1,315)
Unrealized loss on embedded derivative component of convertible bonds	—	—	3,211
Operating income before changes in working capital	106,077	120,711	138,135
Increase in trade accounts receivable	(3,342)	(2,187)	(6,613)
Decrease/(increase) in bills receivable	1,026	(1,729)	(4,130)
Increase in inventories	(25,969)	(2,901)	(20,493)
Decrease/(increase) in prepaid expenses and other current assets	1,306	583	(2,536)
Increase in lease prepayments	(690)	(577)	(4,128)
(Increase)/decrease in long-term prepayments and other assets	(1,526)	(1,111)	3,288
Increase/(decrease) in trade accounts payable	29,152	(1,278)	39,176
Decrease in bills payable	(7,158)	(1,511)	(9,710)
Increase in accrued expenses and other payables	7,258	10,148	18,396
(Decrease)/increase in other liabilities	(233)	36	(207)
Cash generated from operations	105,901	120,184	151,178
Interest received	402	541	404
Interest paid	(6,688)	(8,525)	(6,971)
Investment and dividend income received	668	649	2,657
Income tax paid	(21,620)	(20,342)	(27,674)
Net cash generated from operating activities	78,663	92,507	119,594

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except per share data and except otherwise stated)

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

China Petroleum & Chemical Corporation (the “Company’’) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group’’), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC’’). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organization

The Company was established in the PRC on February 25, 2000 as a joint stock limited company as part of the reorganization (the “Reorganization”) of China Petrochemical Corporation (‘‘Sinopec Group Company’’), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureau, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganization, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On February 25, 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on February 25, 2000 represented the entire registered and issued share capital of the Company as of that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the “Predecessor Operations”).

Basis of presentation

Pursuant to the resolution passed at the Directors’ meeting on October 10, 2006, the Group acquired equity interests in Sinopec Hainan Refining and Chemical Company Limited (“Sinopec Hainan”) for cash of RMB 2,990 (hereinafter referred to as the “Acquisition of Sinopec Hainan”). Sinopec Hainan was previously wholly owned by Sinopec Group Company.

Pursuant to the resolution passed at the Directors’ meeting on December 6, 2006, the Group acquired the equity interests in certain oil and gas production companies (“Oil Production Plants”) from Sinopec Group Company, for cash of RMB 3,500 (hereinafter referred to as the “Acquisition of Oil Production Plants”).

Pursuant to the resolution passed at the Directors’ meeting on December 28, 2007, the Group acquired the equity interests of Zhanjiang Dongxing Petrochemical Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively “Refinery Plants”) from Sinopec Group Company, for total cash consideration of RMB 2,468 (hereinafter referred to as the “Acquisition of Refinery Plants”).

As the Group, Sinopec Hainan, Oil Production Plants and Refinery Plants are under the common control of Sinopec Group Company, the Acquisitions of Sinopec Hainan, Oil Production Plants and Refinery Plants (collectively the “Acquired Group”) have been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company and the considerations paid by the Company for these acquisitions were treated as equity transactions.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

In prior year, investments in jointly controlled entities were accounted for in the consolidated financial statements on a proportionate consolidation basis. With effect from January 1, 2007, investments in jointly controlled entities are accounted for in the consolidated financial statements by using the equity method. This change is to achieve a consistency between the accounting policies adopted in the financial statements of the Group prepared under IFRS and ASBE. The effect of this change did not have an impact on the net income and the equity attributable to equity shareholders of the Company in any years or periods prior to the change.

The financial condition and results of operation previously reported by the Group as of and for the year ended December 31, 2005 and 2006 have been restated to include the results of operations and the assets and liabilities of Refinery Plants on a combined basis and the application of equity method for investments in jointly controlled entities as set out below.

	The Group, as previously reported	Refinery Plants		Effect of accounting for investments in jointly controlled entities under equity method	The Group, as restated
	RMB	RMB		RMB	RMB
2005

Results of operation:
Operating revenue	823,272	(4,375)	*	(1,849)	817,048
Income from associates and jointly controlled entities	857	91		(154)	794
Net income attributable to the equity shareholders of the Company	41,455	(101)		—	41,354
Basic and diluted earnings per share	0.48	—		—	0.48

2006

Results of operation:
Operating revenue	1,071,402	(4,986)	*	(4,675)	1,061,741
Income from associates and jointly controlled entities	947	90		2,397	3,434
Net income attributable to the equity shareholders of the Company	53,912	(309)		—	53,603
Basic and diluted earnings per share	0.62	—		—	0.62

Financial condition:
Current assets	145,467	4,060		(3,037)	146,490
Interest in jointly controlled entities	—	—		9,236	9,236
Total assets	611,790	7,755		(8,713)	610,832
Current liabilities	210,802	5,855		(285)	216,372
Total liabilities	327,001	5,887		(8,713)	324,175
Total equity attributable to equity shareholders of the Company	262,845	1,489		—	264,334

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

*
Refinery Plants sold its petroleum products primarily to the Group as well as purchasing crude oil primarily from the Group. These transactions between the Group and Refinery Plants have been eliminated on combination, resulting in a reduction in the operating revenue.  All other significant balances and transactions between the Group and Refinery Plants have been eliminated on combination.

For the years presented, all significant balances and transactions between the Group and Refinery Plants have been eliminated on combination.

The accompanying financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the principal accounting policies adopted by the Group are set out in Note 2. Except the accounting policy on investments in jointly controlled entities noted above, these accounting policies have been consistently applied by the Group.

The IASB has issued certain new and revised IFRS which are effective for the accounting periods on or after January 1, 2007. The new disclosures resulting from the initial application of these standards or developments to the extent they are relevant to the Group are summarized as follows.

(i)
IFRS 7, Financial instruments: Disclosures, requires expanded disclosures about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These additional disclosures are provided primarily in Note 35.

(ii)
The Amendment to IAS 1, Presentation of financial statements: Capital disclosures, introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 28.

Both IFRS 7 and the Amendment to IAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognized in the consolidated financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (Note 37).

The accompanying consolidated financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(f)) and by the remeasurement of available-for-sale financial assets (Note 2(k)) and derivative component of the convertible bonds (Note 2(o)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the following financial year are disclosed in Note 36.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and the Group’s interest in associates and jointly controlled entities.

(i)	Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statements of equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated statements of income as an allocation of the total net income or loss for the period between minority interests and the equity shareholders of the Company.

The particulars of the Group’s principal subsidiaries are set out in Note 34.

(ii)	Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

 (iii)     Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealized gains arising from inter-company transactions are eliminated on consolidation.  Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity.  Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)   Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC rates’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC rates at the balance sheet date.

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the “finance costs” section of the consolidated statements of income.

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

(d)   Trade, bills and other receivables

Trade, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(l)).  Trade, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

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

(f)   Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation required by the relevant PRC regulations in connection with the Reorganization and certain acquisitions made in prior years from Sinopec Group Company, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated statements of income in the year in which it is incurred.

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

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalized as oil and gas properties, which are subsequently amortized as part of the costs of the oil and gas properties.

(h)   Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amortization and impairment losses (Note 2(l)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in associates or jointly controlled entities.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
(k)   Investments

Investment in available-for-sale equity securities are carried at fair value with any change in fair value recognized directly in equity.  When these investments are derecognized or impaired, the cumulative gain or loss previously recognized directly in equity is recognized in the consolidated statements of income.  Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (Note 2(l)).

(l)   Impairment of assets

(i)       Impairment of trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market, other than investments in associates and jointly controlled entities are accounted as follows:

These assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.  If any such evidence exists, an impairment loss is determined and recognized. The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the consolidated statements of income.  Impairment losses for trade and other receivables are reversed through the consolidated statements of income if in a subsequent period the amount of the impairment losses decreases.  Impairment losses for equity securities are not reversed.

(ii)       Impairment of other long-lived assets is accounted for as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment and investments in associates and jointly controlled entities, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.  For goodwill, the recoverable amount is estimated at each balance sheet date.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
(m)     Trade, bills and other payables

Trade, bills and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

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

(o)       Convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value.  Any excess of proceeds over the amount initially recognized as the derivative component is recognized as the liability component.  Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds.  The portion of the transaction costs relating to the liability component is recognized initially as part of the liability.  The portion relating to the derivative component is recognized immediately as an expense in the consolidated statements of income.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognized in the consolidated statements of income.  The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption.  The interest expense recognized in the consolidated statements of income on the liability component is calculated using the effective interest method.  Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued.  If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in the consolidated statements of income.

 (p)      Provisions and contingent liabilities

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

Provisions for future dismantlement costs are initially recognized based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

A provision for onerous contracts is recognized when the expected economic benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
(q)   Revenue recognition

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

(r)   Borrowing costs

Borrowing costs are expensed in the consolidated statements of income in the period in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(s)   Repairs and maintenance expenditure

Repairs and maintenance expenditure is expensed as incurred.

(t)   Environmental expenditures

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

(u)   Research and development expense

Research and development expenditures are expensed in the period in which they are incurred.  Research and development expense amounted to RMB 2,244, RMB 2,902 and RMB 3,419 for the years ended December 31, 2005, 2006 and 2007, respectively.

(v)   Operating leases

Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(w)   Employee benefits

The contributions payable under the Group’s retirement plans are recognized as an expense in the consolidated statements of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 32.

Termination benefits, recorded as employee reduction expenses in the consolidated statements of income, are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(x)   Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled.  The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to equity.

The tax value of losses expected to be available for utilization against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. The carrying amount of  a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(y)   Dividends

Dividends are recognized as a liability in the period in which they are declared.

 (z)   Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. ‘‘Unallocated assets’’ consists primarily of cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets. ‘‘Unallocated liabilities’’ consists primarily of short-term and long-term debts, loans from Sinopec Group Company and its affiliates, income tax payable and deferred tax liabilities.

Interest in and share of income from associates and jointly controlled entities are included in the segments in which the associates and jointly controlled entities operate.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

3.   OTHER OPERATING REVENUES

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Sale of materials, service and others	23,648	26,469	30,604
Rental income	394	384	370
	24,042	26,853	30,974

4.   OTHER INCOME

During the years ended December 31, 2005, 2006 and 2007, the Group recognized a grant income of RMB 9,777, RMB 5,161 and RMB 4,863, respectively.  These grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective year.  There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Operating lease charges	5,507	6,116	5,897
Impairment losses
- trade accounts receivable	328	438	295
- other receivables	454	107	143

6.   PERSONNEL EXPENSES

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Wages and salaries	14,522	15,679	17,763
Staff welfare	1,878	2,012	885
Contributions to retirement schemes (Note 32)	2,383	2,394	2,806
Social security contributions	884	871	1,291
	19,667	20,956	22,745

7.   EMPLOYEE REDUCTION EXPENSES

During the year ended December 31, 2005, in accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 369 payable in cash in respect of the voluntary termination of approximately 7,000 employees.

During the year ended December 31, 2006, in accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 236 payable in cash in respect of the voluntary termination of approximately 4,000 employees.

During the year ended December 31, 2007, in accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 399 payable in cash in respect of the voluntary termination of approximately 5,000 employees.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

8.   TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Consumption tax	12,943	14,718	16,324
Special oil income levy	—	8,747	11,208
City construction tax	2,636	3,096	3,670
Education surcharge	1,335	1,651	1,922
Resources tax	642	854	882
Business tax	213	264	298
	17,769	29,330	34,304

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

9.   OTHER OPERATING EXPENSES, NET

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Fines, penalties and compensations	158	65	73
Donations	203	98	158
Loss on disposal of property, plant and equipment, net	2,123	1,647	549
Impairment losses on long-lived assets (i)	1,851	825	3,106
Gain on non-monetary contribution to a jointly controlled entity (ii)	—	—	(1,315)
Gain from debt extinguishment (iii)	—	(486)	—
Others	(71)	312	631
	4,264	2,461	3,202

Note:

(i)
The factors resulting in the exploration and production (“E&P”) segment impairment losses of RMB 60, RMB 552 and RMB 481 for the years ended December 31, 2005, 2006 and 2007, respectively, were unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to a recoverable amount which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

Impairment losses recognized on long-lived assets of the refining segment were, RMB nil, RMB nil and RMB 1,070 for the years ended December 31, 2005, 2006 and 2007, respectively.  Impairment losses recognized on long-lived assets of the chemicals segment were RMB 1,425, RMB 250 and RMB 318 for the years ended December 31, 2005, 2006 and 2007, respectively. These impairment losses relate to certain refining and chemical production facilities that are held for use and a refining construction in progress. The carrying values of these facilities were written down to their recoverable amounts that were determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be recovered through an increase in selling price.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Impairment losses recognized on long-lived assets of the marketing and distribution segment of RMB 366, RMB 23 and RMB 1,237 for the years ended December 31, 2005, 2006 and 2007, respectively, primarily relate to certain service stations that were closed or abandoned during the year and certain construction in progress. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

(ii)
During the year ended December 31, 2007, the Group contributed certain property, plant and equipment and construction in progress with carrying amounts of RMB 1,239 and RMB 601, respectively, in exchange for a 50% equity interest in a newly set up jointly controlled entity and recognized a gain of RMB 1,315, representing the portion of the difference between the carrying amount of these assets and their fair value attributable to the equity interests of the other venturer.  The other venturer contributed the other 50% equity interest in cash representing the fair values of the property, plant and equipment and construction in progress as determined by a valuation performed by an independent valuer.

(iii)	During the year ended December 31, 2006, a subsidiary of the Group reached an agreement with a bank to waive loan principal balance and related interest payable totaling RMB 486.

10.   INTEREST EXPENSE

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Interest expense incurred	7,032	8,595	8,280
Less: Interest expense capitalized*	(1,307)	(1,494)	(966)
Interest expense	5,725	7,101	7,314
* Interest rates per annum at which borrowing costs were capitalized for construction in progress	3.3% to 6.6%	3.6% to 6.1%	3.6% to 7.1%

11.   INCOME TAX

Income tax in the consolidated statements of income represents:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Current tax
- Provision for the year	20,667	23,980	28,628
- Under-provision in prior years	477	260	249
Deferred taxation (Note 23)	(1,272)	(736)	(4,156)
	19,872	23,504	24,721

A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Income before income tax	64,525	78,542	83,464
Expected PRC income tax expense at a statutory tax rate of 33%	21,293	25,919	27,543
Tax effect of non-deductible expenses	468	535	1,400
Tax effect of non-taxable income	(630)	(1,438)	(3,767)
Tax effect of differential tax rate (i)	(1,954)	(2,047)	(1,959)
Tax effect of tax losses not recognized	426	324	103
Under-provision in prior years	477	260	249
Tax credit for domestic equipment purchases	(208)	(49)	(500)
Effect of change in tax rate on deferred tax (ii)	—	—	1,652
Actual tax expense	19,872	23,504	24,721

Substantially all income before income tax and related tax expense is from PRC sources.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Notes:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

(ii)
On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on January 1, 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from January 1, 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is reduced from 33% to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending December 31, 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011.

12.   BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the net income attributable to equity shareholders of the Company of RMB 41,354, RMB 53,603 and RMB 56,533 for the years ended December 31, 2005, 2006 and 2007, respectively, and the weighted average number of shares during the year of 86,702,439,000 for each of the years in the three-year period ended December 31, 2007.

For the year ended December 31, 2007, diluted earnings per share is calculated on the same basis as basic earnings per share, since the effect of the convertible bonds was anti-dilutive.

13.   TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2006	2007
	RMB	RMB
Amounts due from third parties	14,515	21,839
Amounts due from Sinopec Group Company and its affiliates	2,572	2,240
Amounts due from associates and jointly controlled entities	1,402	1,750
	18,489	25,829
Less: Impairment losses for bad and doubtful debts	(3,345)	(2,882)
	15,144	22,947

Impairment losses for bad and doubtful debts are analyzed as follows:

	2005	2006	2007
	RMB	RMB	RMB
Balance as of January 1	3,682	3,151	3,345
Impairment losses recognized for the year	328	438	295
Reversal of impairment losses	(503)	(153)	(204)
Written off	(356)	(91)	(554)
Balance as of December 31	3,151	3,345	2,882

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

14.   INVENTORIES

	December 31,
	2006	2007
	RMB	RMB
Crude oil and other raw materials	56,037	70,739
Work in progress	9,853	11,823
Finished goods	25,716	35,040
Spare parts and consumables	4,159	3,002
	95,765	120,604
Less: Allowance for diminution in value of inventories	(871)	(4,572)
	94,894	116,032

Allowance for diminution in value of inventories is analyzed as follows:

	2005	2006	2007
	RMB	RMB	RMB
Balance as of January 1	911	897	871
Allowance for the year	262	419	3,962
Reversal of allowance on disposal	(180)	(317)	(131)
Written off	(96)	(128)	(130)
Balance as of December 31	897	871	4,572

During the years ended December 31, 2005, 2006 and 2007, the cost of inventories recognized as an expense in the consolidated statements of income amounted to RMB 667,081, RMB 887,319 and RMB 1,008,384, respectively, which included the write-down of inventories, primarily in the refining segment, of RMB 262, RMB 419 and RMB 3,962, respectively, and the reversal of write-down of inventories made in prior years of RMB 276, RMB 445 and RMB 261, respectively, that mainly arose from the sales of inventories.  The write-down of inventories and the reversals of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statements of income.

15.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2006	2007
	RMB	RMB
Advances to third parties	1,818	1,418
Amounts due from Sinopec Group Company and its affiliates	3,361	6,719
Other receivables	2,347	1,597
Purchase deposits	2,959	3,817
Prepayments in connection with construction work and equipment purchases	4,658	4,683
Prepaid value-added tax and customs duty	4,815	6,325
Amounts due from associates and jointly controlled entities	334	363
	20,292	24,922

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

16.   PROPERTY, PLANT AND EQUIPMENT

By segment:
	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost/valuation:
Balance as of January 1, 2006	215,041	126,484	77,021	164,615	4,474	587,635
Additions	1,175	298	1,280	268	456	3,477
Transferred from construction in progress	28,695	27,368	10,087	15,394	161	81,705
Acquisition of a subsidiary (ii)	2,071	—	—	—	—	2,071
Reclassification	(56)	(600)	—	725	(69)	—
Disposals	(5,562)	(1,594)	(2,280)	(4,285)	(153)	(13,874)
Balance as of December 31, 2006	241,364	151,956	86,108	176,717	4,869	661,014

Balance as of January 1, 2007	241,364	151,956	86,108	176,717	4,869	661,014
Additions	7,367	506	289	269	247	8,678
Transferred from construction in progress	35,851	10,768	5,726	6,244	1,316	59,905
Acquisition of subsidiaries (iii)	—	—	2,474	—	—	2,474
Reclassification	(7)	(78)	94	(9)	—	—
Contributed to a jointly controlled entity (Note 9)	—	(4,317)	—	—	—	(4,317)
Reclassification to lease prepayments and other assets	—	(322)	(1,345)	(672)	(27)	(2,366)
Disposals	(392)	(1,027)	(2,191)	(1,425)	(207)	(5,242)
Balance as of December 31, 2007	284,183	157,486	91,155	181,124	6,198	720,146

Accumulated depreciation:
Balance as of January 1, 2006	103,343	62,911	14,812	99,435	1,549	282,050
Depreciation charge for the year	12,839	8,096	3,422	8,317	401	33,075
Acquisition of a subsidiary (ii)	592	—	—	—	—	592
Impairment losses for the year	552	—	23	250	—	825
Reclassification	(23)	(392)	—	420	(5)	—
Written back on disposals	(5,253)	(1,358)	(1,103)	(3,463)	(108)	(11,285)
Balance as of December 31, 2006	112,050	69,257	17,154	104,959	1,837	305,257

Balance as of January 1, 2007	112,050	69,257	17,154	104,959	1,837	305,257
Depreciation charge for the year	18,161	8,899	5,788	8,734	634	42,216
Acquisition of subsidiaries (iii)	—	—	916	—	—	916
Impairment losses for the year	481	916	1,194	318	—	2,909
Reclassification	131	(204)	82	(9)	—	—
Contributed to a jointly controlled entity (Note 9)	—	(3,078)	—	—	—	(3,078)
Reclassification to lease prepayments and other assets	—	—	(190)	(56)	—	(246)
Written back on disposals	(140)	(431)	(1,142)	(1,164)	(93)	(2,970)
Balance as of December 31, 2007	130,683	75,359	23,802	112,782	2,378	345,004

Net book value:
Balance as of January 1, 2006	111,698	63,573	62,209	65,180	2,925	305,585
Balance as of December 31, 2006	129,314	82,699	68,954	71,758	3,032	355,757
Balance as of December 31, 2007	153,500	82,127	67,353	68,342	3,820	375,142

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

By asset class:

	Buildings	Oil and gas properties	Oil depots, storage tanks and service stations	Plant, machinery, equipment and others	Total
	RMB	RMB	RMB	RMB	RMB
Cost/valuation:
Balance as of January 1, 2006	46,219	195,280	73,117	273,019	587,635
Additions	752	777	1,071	877	3,477
Transferred from construction in progress	2,797	26,579	14,549	37,780	81,705
Acquisition of a subsidiary (ii)	519	1,313	—	239	2,071
Reclassification	(2,157)	10	3,170	(1,023)	—
Disposals	(751)	(5,266)	(1,658)	(6,199)	(13,874)
Balance as of December 31, 2006	47,379	218,693	90,249	304,693	661,014

Balance as of January 1, 2007	47,379	218,693	90,249	304,693	661,014
Additions	199	7,264	370	845	8,678
Transferred from construction in progress	684	33,423	7,289	18,509	59,905
Acquisition of subsidiaries (iii)	1,423	—	949	102	2,474
Reclassification	349	(7)	(446)	104	—
Contributed to a jointly controlled entity (Note 9)	(749)	—	—	(3,568)	(4,317)
Reclassification to lease prepayments and other assets	(1,941)	—	—	(425)	(2,366)
Disposals	(1,044)	—	(1,411)	(2,787)	(5,242)
Balance as of December 31, 2007	46,300	259,373	97,000	317,473	720,146

Accumulated depreciation:
Balance as of January 1, 2006	21,636	94,374	13,730	152,310	282,050
Depreciation charge for the year	1,742	12,126	3,728	15,479	33,075
Acquisition of a subsidiary (ii)	49	468	—	75	592
Impairment losses for the year	118	532	23	152	825
Reclassification	(379)	(45)	1,221	(797)	—
Written back on disposals	(438)	(5,073)	(834)	(4,940)	(11,285)
Balance as of December 31, 2006	22,728	102,382	17,868	162,279	305,257

Balance as of January 1, 2007	22,728	102,382	17,868	162,279	305,257
Depreciation charge for the year	1,740	16,304	4,409	19,763	42,216
Acquisition of subsidiaries (iii)	472	—	350	94	916
Impairment losses for the year	337	437	961	1,174	2,909
Reclassification	736	(66)	471	(1,141)	—
Contributed to a jointly controlled entity (Note 9)	(448)	—	—	(2,630)	(3,078)
Reclassification to lease prepayments and other assets	(245)	—	—	(1)	(246)
Written back on disposals	(333)	—	(756)	(1,881)	(2,970)
Balance as of December 31, 2007	24,987	119,057	23,303	177,657	345,004

Net book value:
Balance as of January 1, 2006	24,583	100,906	59,387	120,709	305,585
Balance as of December 31, 2006	24,651	116,311	72,381	142,414	355,757
Balance as of December 31, 2007	21,313	140,316	73,697	139,816	375,142

Notes:

(i)
The additions in the exploration and production segment and oil and gas properties of the Group for the year ended December 31, 2007 included RMB 7,211 relating to the estimated dismantlement costs for site restoration recognized during the year.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(ii)	During the year ended December 31, 2006, the Group acquired an additional 71.4% in Shengli Oil Field Dynamic Company Limited (Note 18).

(iii)	During the year ended December 31, 2007, the Group acquired the entire equity interests of certain gas stations companies incorporated in Hong Kong (“Hong Kong gas stations”) (Note 18).

17.   CONSTRUCTION IN PROGRESS

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006	11,003	20,518	10,336	10,058	2,146	54,061
Additions	37,983	22,289	10,039	12,361	1,714	84,386
Acquisition of a subsidiary	89	—	—	—	—	89
Dry hole costs written off	(3,960)	—	—	—	—	(3,960)
Transferred to property, plant and equipment	(28,695)	(27,368)	(10,087)	(15,394)	(161)	(81,705)
Balance as of December 31, 2006	16,420	15,439	10,288	7,025	3,699	52,871

Balance as of January 1, 2007	16,420	15,439	10,288	7,025	3,699	52,871
Additions	60,135	22,209	10,448	16,025	2,873	111,690
Dry hole costs written off	(6,060)	—	—	—	—	(6,060)
Transferred to property, plant and equipment	(35,851)	(10,768)	(5,726)	(6,244)	(1,316)	(59,905)
Reclassification to lease prepayments and other assets	(203)	(144)	(1,969)	(54)	(20)	(2,390)
Impairment losses for the year	—	(154)	(43)	—	—	(197)
Contributed to a jointly controlled entity (Note 9)	—	(601)	—	—	—	(601)
Balance as of December 31, 2007	34,441	25,981	12,998	16,752	5,236	95,408

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
At beginning of year	2,898	3,573	4,771
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves	2,554	3,241	4,874
Transferred to oil and gas properties based on the determination of proved reserves	(671)	(305)	(568)
Dry hole costs written off	(1,208)	(1,738)	(2,783)
At end of year	3,573	4,771	6,294

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
One year or less	3,277	4,393	5,701
Over one year	296	378	593
	3,573	4,771	6,294

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2005, 2006 and 2007 amounted to RMB 3,200, RMB 3,878 and RMB 4,640, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

18       GOODWILL

	2006	2007
	RMB	RMB
Cost:
Balance as of January 1	2,203	14,325
Additions	12,122	1,328
Disposals	—	(163)
Balance as of December 31	14,325	15,490

Accumulated impairment losses:
Balance as of January 1 and December 31	—	—

Net book value
Balance as of January 1	2,203	14,325
Balance as of December 31	14,325	15,490

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2006	2007
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	3,952	3,952
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	2,737
Sinopec Zhongyuan Petroleum Company Limited (“Sinopec Zhongyuan”)	1,391	1,391
Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	1,361
Hong Kong gas stations	—	1,004
Multiple units without individually significant goodwill	1,568	1,729
	14,325	15,490

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

During the year ended December 31, 2007, the Group acquired the entire equity interests of Hong Kong gas stations. The Group acquired Hong Kong gas stations to achieve economy of scale on marketing and distribution of refined petroleum products in Hong Kong. The total consideration paid by the Group was approximately RMB 3,898 which was settled in cash. The excess of cost of purchase over the fair value of the underlying assets and liabilities acquired was RMB 1,004.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan, Dynamic and Hong Kong gas stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 14.2% to 17.2% and 13.9% to 16.9% for the years ended December 31, 2006 and 2007, respectively.  Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and its expectation of the trend of international crude oil prices. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

19.   INTEREST IN ASSOCIATES

	December 31,
	2006	2007
	RMB	RMB
Share of net assets	11,898	16,865

The Group’s investments in associates are with companies primarily engaged in the oil and gas, refining and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Shandong Taishan Petroleum Company Limited	Incorporated	480,793,320 ordinary shares of RMB 1.00 each	24.57	___	Sale of petroleum products and decoration of service gas stations

Sinopec Finance Company Limited	Incorporated	Registered capital RMB 6,000,000,000	49.00	___	Provision of non-banking financial services

Shanghai Petroleum National Gas Corporation	Incorporated	Registered capital RMB 900,000,000	30.00	___	Exploration and production of crude oil and natural gas

Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	___	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC

China Shipping & Sinopec Suppliers Company Limited	Incorporated	Registered capital RMB 876,660,000	___	50.00	Transportation of petroleum products

China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

20.   INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2006	2007
	RMB	RMB
Share of net assets	9,236	12,723

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Yueyang Sinopec and Shell Coal Gasification Company Limited	Incorporated	Registered capital USD 45,588,700	50.00	—	Manufacturing and distribution of industrial gas
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital USD 1,654,000,000	50.00	—	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Results of operation:
Operating revenue	9,360	17,323	23,085
Expenses	(9,476)	(14,927)	(20,378)
Net (loss) / income	(116)	2,396	2,707

	December 31,
	2006	2007
	RMB	RMB
Financial condition:
Current assets	4,716	6,736
Non-current assets	15,211	22,229
Current liabilities	(1,964)	(5,313)
Non-current liabilities	(8,727)	(10,929)
Net assets	9,236	12,723

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Cash flows:
Net cash (used in) / generated from operating activities	(1,434)	2,452	5,079
Net cash used in investing activities	(2,474)	(382)	(13,238)
Net cash generated from / (used in) financing activities	4,011	(939)	7,143

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

21.   INVESTMENTS

	December 31,
	2006	2007
	RMB	RMB
Available-for-sale equity securities, listed and at quoted market price	157	653
Other investments in equity securities, unlisted and at cost	3,085	2,846
	3,242	3,499
Less: Impairment losses for investments	(316)	(305)
	2,926	3,194

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended  December 31, 2006 and 2007 amounted to RMB 48 and RMB 55, respectively.

22.   LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of gas stations.

23.   DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2006	2007	2006	2007	2006	2007
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,532	3,841	—	—	3,532	3,841
Accruals	865	2,613	—	—	865	2,613
Non-current
Property, plant and equipment	2,279	2,641	(1,678)	(1,376)	601	1,265
Accelerated depreciation	—	—	(4,657)	(4,144)	(4,657)	(4,144)
Tax value of losses carried forward	105	176	—	—	105	176
Lease prepayments	351	306	—	—	351	306
Available-for-sale financial assets (i)	—	—	(4)	(116)	(4)	(116)
Embedded derivative component of convertible bonds	—	803	—	—	—	803
Others	50	59	—	—	50	59
Deferred tax assets/(liabilities)	7,182	10,439	(6,339)	(5,636)	843	4,803

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

As of December 31, 2006 and 2007, certain subsidiaries of the Company did not recognize the tax value of losses carried forward of RMB 4,382 and RMB 3,813, respectively, because it was not probable that the related tax benefit will be realized. The tax value of these losses carried forward of RMB 341, RMB 720, RMB 967, RMB 1,373 and RMB 412 expire in 2008, 2009, 2010, 2011 and 2012, respectively.

Based on management’s assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realized or utilized, deferred tax asset of RMB 324 and RMB 103 were not recorded for the years ended December 31, 2006 and 2007, respectively. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur.

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2005	Recognized in consolidated statements of income	Balance as of December 31, 2005
	RMB	RMB	RMB
Current
Receivables and inventories	2,231	1,217	3,448
Accruals	269	188	457
Non-current
Property, plant and equipment	(143)	161	18
Accelerated depreciation	(4,000)	(290)	(4,290)
Tax value of losses carried forward	68	62	130
Lease prepayments	382	(7)	375
Others	32	(59)	(27)
Net deferred tax (liabilities)/assets	(1,161)	1,272	111

	Balance as of January 1, 2006	Recognized in consolidated statements of income	Recognized in other reserve	Balance as of December 31, 2006
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,448	84	—	3,532
Accruals	457	408	—	865
Non-current
Property, plant and equipment	18	583	—	601
Accelerated depreciation	(4,290)	(367)	—	(4,657)
Tax value of losses carried forward	130	(25)	—	105
Lease prepayments	375	(24)	—	351
Available-for-sale financial assets (i)	—	—	(4)	(4)
Others	(27)	77	—	50
Net deferred tax assets/(liabilities)	111	736	(4)	843

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Balance as of January 1, 2007	Recognized in consolidated statements of income	Acquisitions of subsidiaries	Recognized in other reserve	Balance as of December 31, 2007
	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,532	309	—	—	3,841
Accruals	865	1,748	—	—	2,613
Non-current
Property, plant and equipment	601	711	(47)	—	1,265
Accelerated depreciation	(4,657)	513	—	—	(4,144)
Tax value of losses carried forward	105	71	—	—	176
Lease prepayments (ii)	351	(8)	—	(37)	306
Available-for-sale financial assets (i)	(4)	—	—	(112)	(116)
Embedded derivative component of convertible bonds	—	803	—	—	803
Others	50	9	—	—	59
Net deferred tax assets/(liabilities)	843	4,156	(47)	(149)	4,803

Notes:

(i)	The amount recognized in equity represents the deferred tax effect of change in fair value of available-for-sale financial assets, which was recognized directly in equity.

(ii)	The amount recognized in equity represents the effect of change in tax rate on deferred tax assets previously recognized directly in equity as a result of the new tax law.

24. SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

Short-term debts represent:

	December 31,
	2006	2007
	RMB	RMB
Third parties’ debts
Short-term bank loans	29,264	21,294

Current portion of long-term bank loans	15,291	12,259
Current portion of long-term other loans	27	1,027
	15,318	13,286

Corporate bonds (a)	11,885	10,074
	56,467	44,654
Loans from Sinopec Group Company and its affiliates
Short-term loans	6,461	15,660
Current portion of long-term loans	552	180
	7,013	15,840
	63,480	60,494

The Group’s weighted average interest rates on short-term loans were 5.2% and 5.6% as of December 31, 2006 and 2007, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
Long-term debts comprise:

	Interest rate and final maturity	December 31,
		2006	2007
		RMB	RMB
Third parties’ debts

Long-term bank loans

Renminbi denominated	Interest rates ranging from interest free to 8.3% per annum as of December 31, 2007 with maturities through 2017	65,398	46,912

Japanese Yen denominated	Interest rates ranging from 2.6% to 3.0% per annum as of December 31, 2007 with maturities through 2024	2,713	2,147

US Dollar denominated	Interest rates ranging from interest free to 7.4% per annum as of December 31, 2007 with maturities through 2031	2,081	1,189

Euro denominated	Fixed interest rate at 6.7% per annum as of December 31, 2007 with maturities through 2010	101	78

Hong Kong Dollar denominated	Floating rate at Hong Kong Interbank Offer Rate plus 0.5% per annum as of December 31, 2007 with maturities through 2009	—	375

		70,293	50,701

Long-term other loans

Renminbi denominated	Interest rates ranging from interest free to 5.2% per annum as of December 31, 2007 with maturities through 2009	3,098	3,075

US Dollar denominated	Interest rates ranging from interest free to 2.0% per annum as of December 31, 2007 with maturities through 2015	44	38

		3,142	3,113

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Interest rate and final maturity	December 31,
		2006	2007
		RMB	RMB
Corporate bonds

Renminbi denominated	Fixed interest rate at 4.61% per annum as of December 31, 2007 with maturity in February 2014 (b)	3,500	3,500

	Fixed interest rate at 4.20% per annum as of December 31, 2007 with maturity in May 2017 (c)	—	5,000

	Fixed interest rate at 5.40% per annum as of December 31, 2007 with maturity in November 2012 (d)	—	8,500

	Fixed interest rate at 5.68% per annum as of December, 31, 2007 with maturity in November 2017 (e)	—	11,500
		3,500	28,500

Convertible bonds
Hong Kong Dollar denominated	Zero coupon convertible bonds with maturity in April 2014 (f)	—	14,106

Total third parties’ long-term debts		76,935	96,420

Less: Current portion		(15,318)	(13,286)
		61,617	83,134
Long-term loans from Sinopec Group Company and its affiliates

Renminbi denominated	Interest rates ranging from interest free to 7.3% per annum as of December 31, 2007 with maturities through 2020	39,572	37,360

Less: Current portion		(552)	(180)
		39,020	37,180
		100,637	120,314

Notes:

(a)
The Company issued 182-day corporate bonds of face value at RMB 10,000 to corporate investors in the PRC debenture market on November 13, 2006 at a discounted value of RMB 98.43 per RMB 100 par value. The effective yield of the 182-day corporate bond is 3.20% per annum.  The Company redeemed the corporate bonds in May 2007.

A subsidiary of the Company issued 365-day corporate bonds of face value at RMB 2,000 to corporate investors in the PRC debenture market on December 11, 2006 at par value of RMB 100. The effective yield of the 365-day corporate bond is 3.83% per annum.  The corporate bonds were redeemed in December 2007.

The Company issued 182-day corporate bonds of face value at RMB 10,000 to corporate investors in the PRC debenture market on October 22, 2007 at par value of RMB 100. The effective yield of the 182-day corporate bond is 4.12% per annum. The corporate bonds mature in April 2008.

(b)
The Company issued ten-year corporate bonds of RMB 3,500 to PRC citizens as well as PRC legal and non-legal persons on February 24, 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually.

(c)
The Company issued ten-year corporate bonds of RMB 5,000 to corporate investors in the PRC debenture market on May 10, 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(d)
The Company issued five-year corporate bonds of RMB 8,500 to corporate investors in the PRC debenture market on November 13, 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually.

(e)
The Company issued ten-year corporate bonds of RMB 11,500 to corporate investors in the PRC debenture market on November 13, 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually.

(f)
On April 24, 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11,700 (the “Convertible Bonds”).  The Convertible Bonds are convertible into shares of the Company from June 4, 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company.  Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.  The Company has an early redemption option at any time after April 24, 2011 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right.  The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds on April 24, 2011 at an early redemption amount of 111.544% of the principal amount.

As of December 31, 2007, the carrying amounts of liability and derivative components of the Convertible Bonds were RMB 10,159 and RMB 3,947 respectively. No conversion of the Convertible Bonds has occurred up to December 31, 2007.

As of April 17, 2007 and December 31, 2007, the fair value of the derivative component of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	April 17, 2007	December 31,2007

Stock price of underlying shares	HKD 7.17	HKD 11.78
Conversion price	HKD 10.76	HKD 10.76
Volatility	30%	46%
Average risk free rate	4.47%	3.60%
Average expected life	5.5 years	4.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from April 24, 2007 to December 31, 2007 resulted in an unrealized loss of RMB 3,211, which has been recorded in the “finance costs” section of the consolidated statements of income for the year ended December 31, 2007.

The initial carrying amount of the liability component is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as of April 24, 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not have been separated out and the entire Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

Third parties’ loans of RMB 171 and RMB 87 as of December 31, 2006 and 2007, respectively, were secured by certain of the Group’s property, plant and equipment.  The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 288 and RMB 141 as of December 31, 2006 and 2007, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

25.   TRADE ACCOUNTS AND BILLS PAYABLES

	December 31,
	2006	2007
	RMB	RMB
Amounts due to third parties	49,217	87,577
Amounts due to Sinopec Group Company and its affiliates	2,272	3,522
Amounts due to associates and jointly controlled entities	1,278	1,950
	52,767	93,049
Bills payables	21,714	12,162
	74,481	105,211

26.   ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2006	2007
	RMB	RMB
Amounts due to Sinopec Group Company and its affiliates	12,554	12,907
Accrued expenditures	23,199	29,260
Provision for onerous contracts for purchases of crude oil (i)	—	6,700
Taxes other than income tax	6,555	8,836
Receipts in advance	18,340	23,551
Advances from third parties	1,356	1,103
Others	7,196	6,814
	69,200	89,171

Note:

(i)
As of December 31, 2007, the Group has entered into certain non-cancellable purchase commitment contracts of crude oil for delivery in 2008.  Due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, the Group has determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts.  Consequently, a provision for onerous contracts of RMB 6,700 was recognized in accordance with the policy set out in Note 2(p).

27.   OTHER LIABILITIES

Other liabilities primarily represent provision for future dismantlement costs of oil and gas properties. In the past, the Group did not have legal obligation nor constructive obligation to take any dismantlement measures for its retired oil and gas properties. During the year ended 31 December 2007, due to the rising environmental concern in the PRC, the Group has committed to the PRC government to establish certain standardized measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties, including plugging all retired wells, dismantling all retired metering stations and other related facilities and performing site restoration. During the year ended December 31, 2007, the Group recognized provision of RMB 7,211 in respect of its obligations for the dismantlement of its retired oil and gas properties, and accretion expenses of RMB 353.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

28.           SHARE CAPITAL

	December 31,
	2006	2007
	RMB	RMB
Registered, issued and fully paid
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

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

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

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

Capital management

The Group optimizes the structure of its capital, comprising equity and loans. In order to maintain or adjust the capital structure, the Group may issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. The Group monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and its affiliates, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. The Group’s strategy is to make appropriate adjustments according to the operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio at a range considered reasonable by management. The debt-to-equity ratio of the Group was 27.6% and 28.1% as of December 31, 2006 and 2007, respectively. The liability-to-asset ratio of the Group was 53.1% and 54.6% as of December 31, 2006 and 2007, respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 24 and 30, respectively.

There were no changes in the Group’s approach to capital management during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

29.   RESERVES

	2006	2007
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(19,217)	(21,590)
Transfer from other reserves to capital reserve	(2,373)	(1,062)
Balance as of December 31	(21,590)	(22,652)

Share premium (Note (b))
Balance as of January 1 / December 31	18,072	18,072

Revaluation reserve
Balance as of January 1	26,342	24,752
Revaluation surplus realized	(1,590)	(638)
Balance as of December 31	24,752	24,114

Statutory surplus reserve (Note (c))
Balance as of January 1	13,514	32,094
Appropriation	5,066	5,468
Statutory public welfare fund transferred to statutory surplus reserve	13,514	___
Adjustment of statutory surplus reserve	___	235
Balance as of December 31	32,094	37,797

Statutory public welfare fund (Note (d))
Balance as of January 1	13,514	___
Statutory public welfare fund transferred to statutory surplus reserve	(13,514)	___
Balance as of December 31	___	___

Discretionary surplus reserve (Note (e))
Balance as of January 1	7,000	27,000
Appropriation	20,000	___
Balance as of December 31	27,000	27,000

Other reserves
Balance as of January 1, as adjusted	2,785	1,758
Change in fair value of available-for-sale financial assets, net of deferred tax	34	2,892
Realization of deferred tax on lease prepayments	(7)	(7)
Effect of change in tax rate	—	(54)
Transfer from retained earnings to other reserves	704	(151)
Transfer from other reserves to capital reserve	2,373	1,062
(Distribution to)/contribution from Sinopec Group Company (Note (f))	(631)	68
Consideration for Acquisition of Oil Production Plants / Refinery Plants (Note 1)	(3,500)	(2,468)
Balance as of December 31	1,758	3,100

Retained earnings (Note (g))
Balance as of January 1	77,387	95,546
Net income attributable to equity shareholders of the Company	53,603	56,533
Final dividend in respect of the previous year, approved and paid during the year (Note (h))	(7,803)	(9,537)
Interim dividend (Note (i))	(3,468)	(4,335)
Adjustment to statutory surplus reserve	–––	(235)
Appropriation	(25,066)	(5,468)
Revaluation surplus realized	1,590	638
Realization of deferred tax on lease prepayments	7	7
Transfer from retained earnings to other reserves	(704)	151
Balance as of December 31	95,546	133,300
	177,632	220,731

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

(c)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. Before January 1, 2007, the net income for this purpose was determined in accordance with the PRC Accounting Rules and Regulations, and RMB 3,956 and RMB 5,066 were transferred to this reserve for the year ended December 31, 2005 and 2006, respectively. On January 1, 2007, the Group adopted the PRC Accounting Standards for Business Enterprises (“ASBE”) issued by the Ministry of Finance of the PRC (the “MOF”) on February 15, 2006, which resulted in certain PRC accounting policies being changed and applied retrospectively. The statutory surplus reserve, amounting to RMB 235, has been adjusted accordingly. The adjustment to the statutory surplus reserve was reflected as a movement in the current year.

During the year ended December 31, 2007, the Company transferred RMB 5,468, being 10% of the current year’s net income determined in accordance with ASBE, to this reserve.

The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to offset previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(d)
Before January 1, 2006, according to the Company’s Articles of Association, the Company was required to transfer 5% to 10% of its net income, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund could only be utilized on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. The transfer to this fund must be made before distribution of a dividend to shareholders.

Pursuant to the Company’s Articles of Associations and a resolution passed at the Directors’ meeting on August 26, 2005, the directors authorized to transfer RMB 1,804 for the six-month period ended June 30, 2005, being 10% of the net income for the six-month period ended June 30, 2005 determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

The directors authorized the transfer of RMB 2,152, being 10% of the net income for the six-month period ended December 31, 2005 determined in accordance with the PRC Accounting Rules and Regulations, which was approved by the shareholders at the Annual General Meeting on May 24, 2006, to this fund.

According to the Company Law of the PRC which was revised on October 27, 2005, the Company is no longer required to make appropriation to the statutory public welfare fund commencing from January 1, 2006.  Pursuant to the notice “Cai Qi [2006] No. 67” issued by the MOF on March 15, 2006, the balance of this fund as of December 31, 2005 was transferred to the statutory surplus reserve.

(e)
The directors authorized the transfer of RMB 20,000, which was approved by the shareholders at Annual General Meeting on May 29, 2007, to discretionary surplus reserve for the year ended December 31, 2006.  The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(f)	These represent net assets distributed to / contributed from Sinopec Group Company for no monetary consideration.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(g)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with ASBE and the amount determined in accordance with International Financial Reporting Standards (“IFRS”). As of December 31, 2006 and 2007, the amount of retained earnings available for distribution was RMB 33,415 and RMB 68,758, respectively, being the amount determined in accordance with ASBE. Final dividend for the year ended December 31, 2007 of RMB 9,971 proposed after the balance sheet date has not been recognized as a liability as of the balance sheet date.

(h)
Pursuant to the shareholders’ approval at the Annual General Meeting on May 24, 2006, a final dividend of RMB 0.09 per share totaling RMB 7,803 in respect of the year ended December 31, 2005 was declared and paid on June 30, 2006.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 29, 2007, a final dividend of RMB 0.11 per share totaling RMB 9,537 in respect of the year ended December 31, 2006 was declared and paid on June 29, 2007.

(i)
Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on August 25, 2006, the directors authorized to declare an interim dividend for the year ended December 31, 2006 of RMB 0.04 per share totaling RMB 3,468, which was paid on September 28, 2006.

Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on August 24, 2007, the directors authorized to declare an interim dividend for the year ended December 31, 2007 of RMB 0.05 per share totaling RMB 4,335, which was paid on September 28, 2007.

30.	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

As of December 31, 2006 and 2007, the future minimum lease payments under operating leases are as follows:

	December 31,
	2006	2007
	RMB	RMB
Within one year	4,703	4,620
Between one and two years	4,565	4,497
Between two and three years	4,529	4,477
Between three and four years	4,505	4,407
Between four and five years	4,450	4,465
Thereafter	122,406	119,726
	145,158	142,192

Capital commitments

As of December 31, 2006 and 2007, the capital commitments are as follows:

	December 31,
	2006	2007
	RMB	RMB
Authorized and contracted for	113,265	130,816
Authorized but not contracted for	166,072	114,854
	279,337	245,670

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term.  The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 208, RMB 236 and RMB 303 for the years ended December 31, 2005, 2006 and 2007, respectively.

Estimated future annual payments are as follows:
	December 31,
	2006	2007
	RMB	RMB
Within one year	156	218
Between one and two years	147	150
Between two and three years	67	66
Between three and four years	57	20
Between four and five years	10	19
Thereafter	226	656
	663	1,129

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

(b) As of December 31, 2006 and 2007, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	December 31,
	2006	2007
	RMB	RMB
Associates and jointly controlled entities	11,957	9,812

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2006 and 2007, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 499, RMB 1,594 and RMB 2,085 for the years ended December 31, 2005, 2006 and 2007, respectively.

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

31.   RELATED PARTY TRANSACTIONS

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

The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Years ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
Sales of goods	(i)	88,150	138,670	144,581
Purchases	(ii)	44,531	50,360	64,440
Transportation and storage	(iii)	1,950	1,587	1,141
Exploration and development services	(iv)	16,995	22,048	32,121
Production related services	(v)	10,659	12,508	19,238
Ancillary and social services	(vi)	1,754	1,710	1,621
Operating lease charges	(vii)	3,213	3,826	3,967
Agency commission income	(viii)	48	60	60
Intellectual property license fee paid	(ix)	9	-	-
Interest received	(x)	56	56	34
Interest paid	(xi)	1,012	1,302	789
Net deposits withdrawn from related parties	(xii)	473	4,777	356
Net loans (repaid to)/obtained from related parties	(xiii)	(3,360)	2,291	6,987

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2007 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2006 and 2007. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 30.

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

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

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

(x)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2006 and 2007 were RMB 694 and RMB 338, respectively.

(xi)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited.

(xii)	Deposits withdrawn from related parties represent net deposits withdrawn from Sinopec Finance Company Limited.

(xiii)	The Group obtained loans from/repaid loans to Sinopec Group Company and Sinopec Finance Company Limited.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;

•	where there is no government-prescribed price, the government-guidance price;

•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

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

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings at a rental of approximately RMB 3,234 and RMB 568, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
 As discussed in Note 1, pursuant to the resolutions passed at the Board of Directors Meeting held on December 28, 2007, the Group acquired the equity interests of Refinery Plants from Sinopec Group Company, for a total consideration of RMB 2,468. In addition, the Group acquired certain individual assets and liabilities from Sinopec Group Company for a total consideration payable of RMB 836 which approximates the carrying amount of the assets acquired and liabilities assumed.

Amounts due from/to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in the following accounts captions are summarized as follows:

	December 31,
	2006	2007
	RMB	RMB
Trade accounts receivable	3,974	3,990
Prepaid expenses and other current assets	3,695	7,082
Total amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities	7,669	11,072

Trade accounts payable	3,550	5,472
Accrued expenses and other payables	12,554	12,907
Short-term loans and current portion of long-term loans from Sinopec Group Company and its affiliates	7,013	15,840
Long-term loans excluding current portion from Sinopec Group Company and its affiliates	39,020	37,180
Total amounts due to Sinopec Group Company and its affiliates, associates and jointly controlled entities	62,137	71,399

Amounts due from/to Sinopec Group Company and its affiliates, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms.  The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and its affiliates are set out in Note 24.

As of and for the years ended December 31, 2006 and 2007, no significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(b)       Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.  The key management personnel compensations are as follows:

	Years ended December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Short-term employee benefits (i)	2,868	4,571	5,896
Retirement scheme contributions	115	184	184
	2,983	4,755	6,080

Note:

(i)	The bonuses amounting to RMB 3,785 paid to executive directors, supervisors and other key management personnel in relation to their performance were not included in the short-term employee benefits.

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)       Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff.  The details of the Group’s employee benefits plan are disclosed in Note 32.  As of December 31, 2006 and 2007, the accrued contribution to post-employment benefit plans was not material.

(d)       Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organizations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and its affiliates, the Group has transactions with other state-controlled entities include but not limited to the following:

•	sales and purchase of goods and ancillary materials;
•	rendering and receiving services;
•	lease of assets;
•	depositing and borrowing money; and
•	use of public utilities.
These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the Group’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

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

         During the years ended December 31, 2005, 2006 and 2007, the aggregate amount of crude oil purchased by refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by marketing and distribution segment from CNPC Group was RMB 62,549, RMB 64,959 and RMB 70,341, respectively.

         The aggregate amounts due from / to CNPC Group and CNOOC Group are summarized as follows:

	December 31,
	2006	2007
	RMB	RMB
Trade accounts receivable	111	326
Prepaid expenses and other current assets	167	934
Total amounts due from CNPC Group and CNOOC Group	278	1,260

Trade accounts payable	1,238	3,494
Accrued expenses and other payables	7	371
Total amounts due to CNPC Group and CNOOC Group	1,245	3,865

(ii)    Transactions with state-controlled banks

         The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group's interest income from and interest expense to these state-controlled banks in the PRC are as follows:

Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Interest income	336	466	225
Interest expense	5,025	5,682	5,264

         The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2006	2007
	RMB	RMB
Cash and cash equivalents	6,329	6,522
Time deposits with financial institutions	615	647
Total deposits at state-controlled banks in the PRC	6,944	7,169

Short-term loans and current portion of long-term loans	37,937	27,813
Long-term loans excluding current portion of long-term loans	54,648	37,338
Total loans from state-controlled banks in the PRC	92,585	65,151

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

32.    EMPLOYEE BENEFITS PLAN

         As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 23% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the years ended December 31, 2005, 2006 and 2007 were RMB 2,287, RMB 2,394 and RMB 2,806, respectively.

33.    SEGMENTAL REPORTING

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
          Reportable information on the Group's business segments is as follows:

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	16,848	19,936	20,437
Inter-segment sales	87,581	109,075	107,473
	104,429	129,011	127,910
Refining
External sales	93,678	114,725	117,256
Inter-segment sales	392,141	477,766	534,671
	485,819	592,491	651,927
Marketing and distribution
External sales	459,047	588,022	659,552
Inter-segment sales	3,417	4,849	2,841
	462,464	592,871	662,393
Chemicals
External sales	153,308	196,024	217,452
Inter-segment sales	12,199	12,299	15,990
	165,507	208,323	233,442
Corporate and others
External sales	70,125	116,181	159,172
Inter-segment sales	51,140	145,287	297,145
	121,265	261,468	456,317
Elimination of inter-segment sales	(546,478)	(749,276)	(958,120)
Sales of goods	793,006	1,034,888	1,173,869

Other operating revenues
Exploration and production	10,756	14,155	17,757
Refining	5,501	4,750	4,996
Marketing and distribution	1,358	687	461
Chemicals	5,790	6,604	7,247
Corporate and others	637	657	513
Other operating revenues	24,042	26,853	30,974

Other income
Refining	9,777	5,161	1,926
Marketing and distribution	-	—	2,937
Total other income	9,777	5,161	4,863

Sales of goods, other operating revenues and other income	826,825	1,066,902	1,209,706

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Result
Operating income
By segment
- Exploration and production	48,334	63,182	48,766
- Refining	(3,695)	(25,710)	(10,452)
- Marketing and distribution	10,350	30,234	35,727
- Chemicals	14,186	14,458	13,306
- Corporate and others	(1,198)	(1,532)	(1,483)
Total operating income	67,977	80,632	85,864
Income/(loss) from associates and jointly controlled entities
- Exploration and production	326	233	164
- Refining	114	149	(114)
- Marketing and distribution	241	404	519
- Chemicals	(153)	2,416	2,959
- Corporate and others	266	232	516
Aggregate income from associates and jointly controlled entities	794	3,434	4,044
Finance costs
Interest expense	(5,725)	(7,101)	(7,314)
Interest income	398	538	405
Unrealized loss on embedded derivative component of convertible bonds	—	—	(3,211)
Foreign exchange loss	(67)	(140)	(311)
Foreign exchange gain	931	890	2,330
Net finance costs	(4,463)	(5,813)	(8,101)
Investment income	217	289	1,657
Income before income tax	64,525	78,542	83,464
Income tax	(19,872)	(23,504)	(24,721)
Net income	44,653	55,038	58,743

           Information on associates and jointly controlled entities is included in Note 19 and 20. Additions to long-lived assets by operating segment are included in Notes 16 and 17.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	127,471	155,043	198,945
- Refining	148,364	170,888	193,956
- Marketing and distribution	102,935	108,053	127,047
- Chemicals	98,511	108,597	120,988
- Corporate and others	20,570	22,641	34,285
Total segment assets	497,851	565,222	675,221
Interest in associates and jointly controlled entities
- Exploration and production	1,494	1,063	1,080
- Refining	813	1,398	3,915
- Marketing and distribution	4,298	4,692	5,355
- Chemicals	7,756	10,481	12,176
- Corporate and others	1,812	3,500	7,062
Aggregate interest in associates and jointly controlled entities	16,173	21,134	29,588
Unallocated assets	31,129	24,476	27,916
Total assets	545,153	610,832	732,725
Liabilities
Segment liabilities
- Exploration and production	20,262	30,082	45,185
- Refining	27,577	31,454	46,017
- Marketing and distribution	23,713	27,090	31,118
- Chemicals	18,396	19,142	20,786
- Corporate and others	35,855	35,913	51,804
Total segment liabilities	125,803	143,681	194,910
Unallocated liabilities	162,077	180,494	205,057
Total liabilities	287,880	324,175	399,967

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

          Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Capital expenditure
Exploration and production	25,479	35,198	54,498
Refining	20,270	22,587	22,763
Marketing and distribution	10,954	11,319	12,548
Chemicals	9,386	12,629	16,184
Corporate and others	1,164	2,170	3,289
	67,253	83,903	109,282
Depreciation, depletion and amortization
Exploration and production	11,118	12,945	18,216
Refining	7,476	8,212	9,020
Marketing and distribution	3,026	3,452	6,032
Chemicals	8,805	8,537	8,977
Corporate and others	722	408	1,070
	31,147	33,554	43,315
Impairment losses on long-lived assets
Exploration and production	60	552	481
Refining	___	—	1,070
Marketing and distribution	366	23	1,237
Chemicals	1,425	250	318
	1,851	825	3,106

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

34.        PRINCIPAL SUBSIDIARIES

            As of December 31, 2007, the following list contains the particulars of subsidiaries which principally affected the results or assets of the Group.

Name of company	Particulars of issued capital	Type of legal entity	Percentage of equity	Principal activities
			%
China Petrochemical International Company Limited	RMB 1,663	Limited company	100.00	Trading of petrochemical products

Sinopec Sales Company Limited	RMB 1,700	Limited company	100.00	Marketing and distribution of refined petroleum products

Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec Zhongyuan Petroleum Company Limited	RMB 875	Limited company	100.00	Exploration and production of crude oil and natural gas

Sinopec Shengli Oil Field Dynamic Company Limited	RMB 364	Limited company	100.00	Exploration and production of crude oil and distribution of petrochemical products

Sinopec Fujian Petrochemical CompanyLimited (i)	RMB 2,253	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products

Sinopec Kantons Holdings Limited	HKD 104	Limited company	72.34	Trading of crude oil and petroleum products

Sinopec Wuhan Petroleum Group Company Limited (i)	RMB 147	Limited company	46.25	Marketing and distribution of refined petroleum products

Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibres

Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	Limited company	93.51	Manufacturing of chemical products

Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	Marketing and distribution of refined petroleum products

BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	Marketing and distribution of refined petroleum products

Sinopec Qingdao Refining and Chemical Company Limited	RMB 800	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products

China International United Petroleum and Chemical Company Limited	RMB 223	Limited company	100.00	Trading of crude oil and petrochemical products

Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products

Sinopec (Hong Kong) Limited	HKD 5,477	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB 1,840	Limited company	55.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC.

(i)	The Group consolidated the results of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

35.           FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, advances to third parties, amounts due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, receipts in advance, and advances from third parties. The Group has no derivative instruments that are designated and qualified as hedging instruments as of December 31, 2006 and 2007.

The Group has exposure to the following risks from its use of financial instruments:

●	credit risk;
●	liquidity risk;
●	market risk; and
●	equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group's risk management framework, and developing and monitoring the Group's risk management policies.

The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group's audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management's expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group's credit policy for and quantitative disclosures in respect of the Group's exposure on credit risk relating to trade receivables are set out in Note 13.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other receivables, represent the Group's maximum exposure to credit risk in relation to financial assets.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce liquidity risk.

As of December 31, 2006 and 2007, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 130,000 and RMB 164,500 on an unsecured basis, at a weighted average interest rate of 5.020% and 5.619% per annum, respectively. As of December 31, 2006 and 2007, the Group's outstanding borrowings under these facilities were RMB 4,420 and RMB 13,269 and were included in short-term bank debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2006
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	56,467	58,385	58,385	—	—	—
Long-term debts	61,617	72,274	3,840	26,756	35,753	5,925
Loans from Sinopec Group Company and its affiliates	46,033	46,845	7,529	2,360	1,395	35,561
Trade accounts payable	52,767	52,767	52,767	—	—	—
Bills payable	21,714	21,805	21,805	—	—	—
Accrued expenses and other payables	69,200	69,200	69,200	—	—	—
	307,798	321,276	213,526	29,116	37,148	41,486

	December 31, 2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	44,654	45,869	45,869	—	—	—
Long-term debts	83,134	101,887	3,906	22,708	31,643	43,630
Loans from Sinopec Group Company and its affiliates	53,020	53,793	16,485	327	1,420	35,561
Trade accounts payable	93,049	93,049	93,049	—	—	—
Bills payable	12,162	12,233	12,233	—	—	—
Accrued expenses and other payables	89,171	89,171	89,171	—	—	—
	375,190	396,002	260,713	23,035	33,063	79,191

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)
Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group's currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and its affiliates denominated in US dollars, Japanese Yen, Euro and Hong Kong dollars.

The Group has no hedging policy on foreign currency balances, and principally reduces the currency risk by monitoring the level of foreign currency.

Included in short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

December 31,
	2006	2007
US Dollars	USD 967	USD 780
Japanese Yen	JPY 41,350	JPY 33,494
Euro	EUR 10	EUR 7
Hong Kong Dollars	HKD 7,789	HKD 15,135

A 5 percent strengthening of Renminbi against the following currencies as of December 31 would have increased net income and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

	December 31,
	2006	2007
US Dollars	378	285
Japanese Yen	136	107
Hong Kong Dollars	391	709

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Interest rate risk

The Group's interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and its affiliates of the Group are disclosed in Note 24.

As of December 31, 2006 and 2007, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group's net income and retained earnings by approximately RMB 301 and RMB 230, respectively. This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group's debts outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2006.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company's own share price to the extent that the Company's own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2007, the Group is exposed to this risk through the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 24(f).

As of December 31, 2007, it is estimated that an increase of 10% in the Company's own share price would decrease the Group's net income and retained earnings by approximately RMB 822; a decrease of 10% in the Company's own share price would increase the Group's net income and retained earnings by approximately RMB 767. This sensitivity analysis has been determined assuming that the changes in the Company's own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group's financial instruments (other than long-term indebtedness and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 5.67% to 6.16% and 5.40% to 6.97% for the years ended December 31, 2006 and 2007, respectively. The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2006 and 2007:

	December 31,
	2006	2007
	RMB	RMB
Carrying amount	76,935	96,420
Fair value	76,585	95,600

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

The fair value of available-for-sale equity securities, which amounted to RMB 157 and RMB 653 as of December 31, 2006 and 2007, respectively, was based on quoted market price on a PRC stock exchange. Unquoted other investments in equity securities are individually and in the aggregate not material to the Group's financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

36.           ACCOUNTING ESTIMATES AND JUDGMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Oil and gas properties and reserves

The accounting for the exploration and production's oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalized and written-off or depreciated over time.

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

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalized as oil and gas properties with equivalent amounts recognized as provision for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties' capitalized costs are amortized based on the units of oil or gas produced.

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

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. The Group bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

37.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2007

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(All amounts in millions, except per share data and except otherwise stated)

38.           POST BALANCE SHEET EVENT

On February 26, 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30,000 in the PRC (the "Bonds with Warrants"). The Bonds with Warrants, which has a fixed interest rate of 0.8% per annum payable annually, were issued at par value of RMB 100. Every ten Bonds with Warrants are entitled to a warrant of 50.5 shares of the Company's A share at an initial exercise price of RMB 19.68 per share.

In March 2008, the Company received a grant income of RMB 7,381 as a compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the first quarter of 2008.

39.           PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2007 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in millions)

In accordance with the United States Statement of Financial Accounting Standards No. 69, ''Disclosures about Oil and Gas Producing Activities'' (''SFAS No. 69''), this section provides supplemental information on oil and gas exploration and producing activities of the Group at December 31, 2007 and 2006, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Table I: Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Property cost	___	___	___
Wells and related equipment and facilities	195,280	218,693	259,373
Supporting equipment and facilities	19,761	22,671	25,145
Uncompleted wells, equipment and facilities	11,003	16,420	34,441
Total capitalized costs	226,044	257,784	318,959
Accumulated depreciation, depletion, amortization and impairment allowances	(103,343)	(112,050)	(130,837)
Net capitalized costs	122,701	145,734	188,122

Table II: Cost incurred in exploration and development

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB

Exploration	9,086	11,127	15,774
Development	22,804	32,054	49,829
Total cost incurred	31,890	43,181	65,603

Table III: Results of operations for oil and gas producing activities

	Years ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Revenues
Sales	16,796	21,683	20,092
Transfers	84,423	105,656	107,473
	101,219	127,339	127,565
Production costs excluding taxes	(21,722)	(24,040)	(28,855)
Exploration expenses	(6,411)	(7,983)	(11,105)
Depreciation, depletion, amortization and impairment provisions	(11,178)	(13,497)	(18,697)
Taxes other than income tax	(1,687)	(10,784)	(13,604)
Income before income tax	60,221	71,035	55,304
Income tax expense	(19,873)	(23,442)	(18,250)
Results of operations from producing activities	40,348	47,593	37,054

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) - (Continued)
(All currency amounts in millions)

The results of operations for producing activities for the years ended December 31, 2005, 2006 and 2007 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:       Reserve quantities information

The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2005, 2006 and 2007 are shown in the following table.

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

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

''Net'' reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	Years ended December 31,
	2005	2006	2007
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,267	3,294	3,293
Revisions of previous estimates	26	(10)	(250)
Improved recovery	142	146	125
Extensions and discoveries	138	148	148
Production	(279)	(285)	(292)
End of year	3,294	3,293	3,024
Proved developed reserves
Beginning of year	2,808	2,870	2,903
End of year	2,870	2,903	2,651
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	3,033	2,952	2,856
Revisions of previous estimates	(42)	(9)	222
Extensions and discoveries	183	170	3,536
Production	(222)	(257)	(283)
End of year	2,952	2,856	6,331
Proved developed reserves
Beginning of year	1,398	1,557	1,472
End of year	1,557	1,472	1,518

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) - (Continued)
(All currency amounts in millions)

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

The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2005, 2006 and 2007 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2005	2006	2007

Future cash flows	1,401,283	1,235,524	1,835,471
Future production costs	(440,743)	(487,895)	(799,408)
Future development costs	(26,994)	(33,523)	(68,970)
Future income tax expenses	(270,607)	(189,465)	(196,103)
Undiscounted future net cash flows	662,939	524,641	770,990
10% annual discount for estimated timing of cash flows	(304,893)	(241,180)	(349,987)
Standardized measure of discounted future net cash flows	358,046	283,461	421,003

Table VI:                      Changes in the standardized measure of discounted future net cash flows

	Years ended December 31,
	2005	2006	2007

Sales and transfers of oil and gas produced, net of production costs	(61,346)	(92,849)	(77,522)
Net changes in prices and production costs	130,221	(114,796)	165,191
Net change due to extensions, discoveries and improved recoveries	56,131	51,445	68,788
Revisions of previous quantity estimates	3,964	(1,207)	(46,980)
Previously estimated development costs incurred during the year	8,134	8,516	8,783
Accretion of discount	21,352	30,190	23,726
Net change in income taxes	(50,397)	43,784	(4,716)
Others	308	332	272
Net change for the year	108,367	(74,585)	137,542

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By /s/ Chen Ge
Name: Chen Ge
Title: Secretary to the Board of Directors

Date: June 2, 2008