Form 20-F
period 2008-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2009-05-20
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______ TO _______
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
FOR THE TRANSACTION PERIOD FORM _______ TO _______

COMMISSION FILE NUMBER 1-15138
_______________________

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION
(Exact name of Registrant as specified in its charter)
_______________________

The People's Republic of China
(Jurisdiction of incorporation or organization)
_______________________

22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China
(Address of principal executive offices)
_______________________

Mr. Chen Ge
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China
Tel: +86 (10) 5996 0028
Fax: +86 (10) 5996 0386
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
_______________________

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

Shares with selling restriction, par value RMB 1.00 per share	57,087,800,493
H Shares, par value RMB 1.00 per share	16,780,488,000
A Shares, par value RMB 1.00 per share	12,834,150,507

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X	No__

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X	Accelerated filer __	Non-accelerated filer __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___	International Financial Reporting Standards X	Other ___
as issued by the International Accounting
Standards Board

If "Other" has been checked in  response to the previous question,  indicate by check mark which  financial statement item the registrant has elected to follow.

Item 17__	Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __	No X

Table of Contents

Page
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6

	A. SELECTED FINANCIAL DATA	6
	B. CAPITALIZATION AND INDEBTEDNESS	8
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D. RISK FACTORS	8

ITEM 4.	INFORMATION ON THE COMPANY	13

	A. HISTORY AND DEVELOPMENT OF THE COMPANY	13
	B. BUSINESS OVERVIEW	14
	C. ORGANIZATIONAL STRUCTURE	29
	D. PROPERTY, PLANT AND EQUIPMENT	29

ITEM 4A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30

	A. GENERAL	30
	B. CONSOLIDATED RESULTS OF OPERATIONS	33
	C. DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS	39
	D. LIQUIDITY AND CAPITAL RESOURCES	46

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49

	A. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT	49
	B. COMPENSATION	56
	C. BOARD PRACTICE	57
	D. EMPLOYEES	58
	E. SHARE OWNERSHIP	58

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58

	A. MAJOR SHAREHOLDERS	58
	B. RELATED PARTY TRANSACTIONS	59
	C. INTERESTS OF EXPERTS AND COUNSEL	59

ITEM 8.	FINANCIAL INFORMATION	60

	A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	60
	B. SIGNIFICANT CHANGES	60

ITEM 9.	THE OFFER AND LISTING	60

	A. OFFER AND LISTING DETAILS	60

ITEM 10.	ADDITIONAL INFORMATION	61

	A. SHARE CAPITAL	61
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	61
	C. MATERIAL CONTRACTS	69
	D. EXCHANGE CONTROLS	69
	E. TAXATION	69
	F. DIVIDENDS AND PAYING AGENTS	73
	G. STATEMENT BY EXPERTS	73
	H. DOCUMENTS ON DISPLAY	73
	I. SUBSIDIARY INFORMATION	73

ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK	73
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	80
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	80
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	80

	A. MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS	80
	B. USE OF PROCEEDS	80

ITEM 15.	CONTROLS AND PROCEDURES	80
ITEM 16.	RESERVED	81
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	81
ITEM 16B.	CODE OF ETHICS	82
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	82
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	82

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	82
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	82
ITEM 16G.	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES	82
ITEM 17.	FINANCIAL STATEMENTS	85
ITEM 18.	FINANCIAL STATEMENTS	85
ITEM 19.	EXHIBITS	85

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	"Sinopec Corp.", "we", "our" and "us" are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

•	"Sinopec Group Company" are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

•	"Sinopec Group" are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

•	"China" or the "PRC" are to the People's Republic of China, excluding for purposes of this annual report Hong Kong, Macau and Taiwan;

•	"provinces" are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

•	"RMB" are to Renminbi, the currency of the PRC;

•	"HK$" are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

•	"US$" are to US dollars, the currency of the United States of America.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB 6.8225 to US$1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On May 15, 2009, the noon buying rate was RMB 6.8225 to US$1.00.

The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Noon Buying Rate
	End	Average(1)	High	Low
	(RMB per US$1.00)
2004	8.2765	8.2767	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.9723
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
November 2008	6.8254	6.8281	6.8373	6.8220
December 2008	6.8225	6.8539	6.8842	6.8225
January 2009	6.8392	6.8360	6.8392	6.8225
February 2009	6.8395	6.8363	6.8470	6.8241
March 2009	6.8329	6.8360	6.8438	6.8240
April 2009	6.8180	6.8304	6.8361	6.8180
May 2009 (up to May 15, 2009)	6.8225	6.8210	6.8248	6.8176
__________

(1)
Annual averages are determined by averaging the rates on the last business day of each month during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

A.        SELECTED FINANCIAL DATA

The selected consolidated income statement data and consolidated cash flow data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007, and 2008 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statement data and consolidated cash flow data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company the operations of Sinopec Group Tianjin Petrochemical Company, Sinopec Group Luoyang Petrochemical General Plant, Zhongyuan Petrochemical Company Limited, Sinopec Group Guangzhou Petrochemical General Plant and certain catalyst plants (collectively, Petrochemical and Catalyst Assets) in 2004, the equity interests in Sinopec Hainan Refining and Chemical Company Limited (Sinopec Hainan) and certain oil and gas production companies (Oil Production Plants) in 2006, and the equity interests in Zhanjiang Dongxing Petroleum Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively, Refinery Plants) in 2007.  As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests.  Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share and per ADS data)
Consolidated Income Statement Data(1):
Operating revenues	617,951	817,048	1,061,741	1,204,843	1,452,101
Other income	-	9,777	5,161	4,863	50,342
Operating expenses	(555,003)	(758,848)	(986,270)	(1,123,842)	(1,474,320)
Operating income	62,948	67,977	80,632	85,864	28,123
Earnings before income tax	59,386	64,525	78,542	83,464	24,317
Tax (expense)/benefit	(18,096)	(19,872)	(23,504)	(24,721)	1,883
Net income attributable to equity shareholders of the Company	35,289	41,354	53,603	56,533	29,769
Basic earnings per share	0.41	0.48	0.62	0.65	0.34
Basic earnings per ADS(2)	40.70	47.70	61.82	65.20	34.33
Diluted earnings per share(2)	0.41	0.48	0.62	0.65	0.30
Diluted earnings per ADS(2)	40.70	47.70	61.82	65.20	30.29
Cash dividends declared per share	0.10	0.12	0.13	0.16	0.145
Segment results
Exploration and production	26,397	48,334	63,182	48,766	66,569
Refining	4,917	(3,695)	(25,710)	(10,452)	(61,538)
Marketing and distribution	14,716	10,350	30,234	35,727	38,209
Chemicals	18,843	14,186	14,458	13,306	(13,102)
Corporate and others	(1,925)	(1,198)	(1,532)	(1,483)	(2,015)
Operating income	62,948	67,977	80,632	85,864	28,123

	As of December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	18,817	15,088	7,063	7,696	6,948
Total current assets	125,862	148,984	146,490	185,116	164,311
Total non-current assets	355,729	396,169	464,342	547,609	603,516
Total assets	481,591	545,153	610,832	732,725	767,827
Total current liabilities	151,361	177,706	216,372	265,355	274,537
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	45,231	46,674	63,480	60,494	98,483
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	95,784	103,408	100,637	120,314	127,144
Equity attributable to equity shareholders of the Company	195,239	226,099	264,334	307,433	328,669
Capital employed(³)	349,909	392,267	443,711	505,870	568,001

	Years Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Other Financial Data(1):
Net cash generated from operating activities	68,076	78,663	92,507	119,594	67,712
Net cash used in investing activities	(72,794)	(78,113)	(103,385)	(113,587)	(110,158)
Net cash generated from/(used in) financing activities	6,250	(4,257)	2,878	(5,310)	41,777

Capital expenditure
Exploration and production	23,199	25,479	35,198	54,498	57,646
Refining	15,789	20,270	22,587	22,763	12,491
Marketing and distribution	16,678	10,954	11,319	12,548	14,148
Chemicals	11,025	9,386	12,629	16,184	20,622
Corporate and others	1,550	1,164	2,170	3,289	2,393
Total	68,241	67,253	83,903	109,282	107,300
__________
(1)
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

(2)
Basic earnings per share have been computed by dividing net income attributable to equity shareholders of the Company by the weighted average number of shares in issue. For the years ended December 31, 2004, 2005, 2006 and 2007, diluted earnings per share and per ADS are calculated on the same basis as basic earnings per share and per ADS, respectively, since there were no dilutive potential ordinary shares during the years. The calculation of diluted earnings per share for the year ended December 31, 2008 is based on the diluted net income attributable to equity shareholders of the Company of RMB 26,592 million and the diluted weighted average number of the shares of 87,789,799,595. Basic and diluted earnings per ADS have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 shares.

(3)	Capital employed is derived by the sum of short-term debts, long-term debts, loans from Sinopec Group Company and its affiliates and total equity less cash and cash equivalents.

B.        CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.       RISK FACTORS

Risks Relating to Our Business Operation

Our business may be adversely affected by the fluctuation of crude oil and refined petroleum product prices.

We currently consume a large amount of crude oil to produce our refined products and petrochemical products. While we try to adjust the sale price of our products to track international crude oil price fluctuations, our ability to pass on the increased cost resulting from crude oil price increases to our customers is dependent on international and domestic market conditions as well as the PRC government’s price control over refined petroleum products. For example, the international crude oil price reached its historically high level in July 2008, but we were not able to effectively pass the increased cost to our customers of refined petroleum products. Although the current price-setting mechanism for refined petroleum products in China allows the PRC government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period, the PRC government still retains discretion as to whether or when to adjust the refined petroleum products price. The PRC government will exercise certain price control over refined petroleum products once international crude oil price experiences sustained growth or becomes significantly volatile. As a result, our results of operations and financial condition may be materially and adversely affected by the fluctuation of crude oil and refined petroleum product prices.

Our continued business success depends in part on our ability to replace reserves and develop newly discovered reserves.

Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves and further exploring our current reserve base. Our exploration and development activities for additional reserves also expose us to inherent risks associated with drilling, including the risk that no economically productive oil or natural gas reservoirs might be discovered. Exploring for, developing and acquiring reserves is highly risky and capital intensive. Without reserve additions through further exploration and development or acquisition activities, our reserves and production will decline over time, which may materially and adversely affect our results of operations and financial condition.

We rely heavily on outside suppliers for crude oil and other raw materials, and we may even experience disruption of our ability to obtain crude oil and other raw materials.

We purchase a significant portion of our crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world. In 2008, approximately 74% of the crude oil required for our refinery business was sourced from international suppliers, some of which are from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control of the US Department of Treasury. In addition, our development requires us to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our material supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

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

We have been paying high attention to the safety of our operation and implemented Health, Safety and Environment Management System within our company with the view to preventing accident, and reducing personal injuries, property losses and environment pollution. We also maintain insurance coverage on our property, plant, equipment and inventory. However, our preventative measures may not be effective and our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. Losses incurred or payments required to be made by us due to operating hazards or natural disasters, which are not fully insured, may have a material adverse effect on our financial condition and results of operations.

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

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. Concerns over stability of the global financial market, inflation, energy costs, geopolitical issues, the availability and cost of credit and commodities have contributed to unprecedented levels of market volatility and diminished expectations for the global economy and the markets in the future. These factors, combined with declining business, consumer confidence and market demand, have precipitated an economic slowdown or even a recession. If the current market fluctuation continues and the global economy, particularly the Chinese economy and other markets where our products are sold, experiences significant or continuous slowdown or downturn, our business, financial condition, results of operations would be adversely affected.

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

Changes in the interest rate in China, which is subject to governmental control, have affected and will continue to affect our financing costs and our results of operations. The People’s Bank of China, or the PBOC, adjusts the benchmark interest rate according to China’s macroeconomic conditions. In 2008, the PBOC reduced the benchmark interest rate five times, and the benchmark one-year lending rate was reduced from 7.47% to 5.31%. There is no assurance that the PBOC will further reduce the benchmark interest rate or keep it at the current level. Any increase in the benchmark interest rate by the PBOC will result in an increase in the financing costs on our debt financing activities, and may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Controlling Shareholder

Related party transactions.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group, which provides to us a number of services, including, but not limited to, ancillary supply, engineering, maintenance, transport, lease of land use right, lease of buildings, as well as educational and community services. The nature of our transactions with Sinopec Group is governed by a number of service and other contracts between Sinopec Group and us. We have established various schemes in those agreements so that these transactions would be entered into under terms at arm’s length. However, we cannot assure you that Sinopec Group Company or any of its members would not take actions that may favor its interests or its other subsidiaries' interests over ours.

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

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined petroleum products, setting the pricing policy for the refined petroleum products, collecting special gain levies, assessing taxes and fees payable, deciding import and export quotas and procedures for the oil and gas industry, and setting safety, environmental and quality standards. As a result, we may face constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

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

In accordance with the new Enterprise Income Tax Law and its implementation rules that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or place of business in China or whose dividends from China do not relate to their establishment or place of business in China, are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Under the notice issued by the State Administration of Taxation of the PRC on November 6, 2008, we are required to withhold PRC income tax at the rate of 10% on dividends paid for 2008 and later years payable to our H Share investors that are “non-resident enterprises”. Accordingly, the investors of our American Depositary Shares representing our H Shares will be subject to such withholding of the PRC income tax at the rate of 10%.

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

The exchange rate of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the foreign exchange control policies of the PRC government and the changes in the PRC’s and international political and economic conditions.  On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. From July 21, 2005 to December 31, 2008, the value of the Renminbi has appreciated by approximately 21% against the U.S. dollar. We purchase a significant portion of the crude oil from international suppliers, and the purchase price are benchmarked to US dollar-denominated international prices. Fluctuations in the exchange rate of the Renminbi against the US dollars and certain other foreign currencies may materially and adversely affect our financial condition and results of operations.

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

A.        HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People's Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our subsidiary in the United States, SINOPEC-USA Co., Ltd., 410 Park Avenue, 22nd Fl., New York, NY 10022, USA (telephone number: (212) 759-5085; fax number: (212) 759-6882) as our agent for service of processes for actions brought under the U.S. securities laws.

We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder. Our principal businesses consist of petroleum and petrochemical businesses transferred to us by Sinopec Group Company pursuant to a reorganization agreement.  Such businesses include:

•	exploration for, development, production and marketing of crude oil and natural gas;

•	refining of crude oil and marketing and distribution of refined petroleum products, including transportation, storage, trading, import and export of petroleum products; and

•	production and sales of petrochemical products.

Sinopec Group Company's continuing activities consist, among other things, of:

•	exploring and developing oil and gas reserves overseas;

•	operating certain petrochemical facilities, small capacity refineries and retail service stations that it retained;

•	providing geophysical exploration, and well drilling, survey, logging and downhole operational services;

•	manufacturing production equipment and providing equipment maintenance services;

•	providing construction services;

•	providing utilities, such as electricity and water; and

•	providing other operational services including transportation services.

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

In order to expand our core businesses, prevent competition between us and members of Sinopec Group and reduce related party transactions, between 2001 and 2007 we have acquired from Sinopec Group Company Sinopec National Star Petroleum Company, Sinopec Group Maoming Petrochemical Company, Tahe Oilfield Petrochemical Factory and Xi'an Petrochemical Main Factory, Petrochemical and Catalyst Assets, Refinery Plants and certain service stations, Oil Production Plants, and Sinopec Hainan. We have also sold and disposed of certain auxiliary assets to third parties. In addition, we have completed the privatization of Beijing Yanhua Petrochemical Co., Ltd. and Sinopec Zhenhai Refinery and Chemicals Co., Ltd. and the tender offers for the acquisition of publicly-held A-shares of four subsidiaries formerly listed on stock exchanges in China, namely Sinopec Qilu Petrochemical Co., Ltd., Sinopec Yangzi Petrochemical Co., Ltd., Sinopec Zhongyuan Petroleum Co., Ltd., and Shengli Oil Field Dynamic Co., Ltd.

In 2007, we also acquired 20 service stations and fuel business in Hong Kong from China Resources Enterprise, Ltd. We issued HK$ 11.7 billion zero-coupon convertible bonds, the net proceeds from which were used to repay the foreign currency loans borrowed from domestic banks in connection with the privatization of the former Beijing Yanhua Petrochemical Co., Ltd. and Sinopec Zhenhai Refining & Chemical Co., Ltd.

On February 20, 2008, we issued bonds with detachable warrants in the amount of RMB 30 billion. The bonds have a 6-year term and 0.8% per annum fixed interest rate. The 3.03 billion warrants have an exercise ratio of two for one A Share and a term of two years. The initial exercise price of the warrants is RMB 19.68 per A Share, subject to further adjustment. The warrants are exercisable within 5 trading days prior to the expiration of the term of the warrants. The bonds and warrants were listed on Shanghai Stock Exchange on March 4, 2008. The proceeds from the issuance will be primarily used to fund our Sichuan-to-East China Gas Project, Tianjin one million tonnes per annum ethylene project, and Zhenhai one million tonnes per annum ethylene project. We also used a portion of the proceeds to repay our bank loans. The proceeds from the exercise of warrants was primarily used to fund our Tianjin one million tonnes per annum ethylene project, Zhenhai one million tonnes per annum ethylene project, and Wuhan ethylene project, as well as to repay our bank loans and to fund our working capital.

On June 26, 2008, we entered into a series of assets acquisition agreements with Shengli Oilfields Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jianghan Oilfield Administrative Bureau, Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau, each of which is the wholly-owned entity of Sinopec Group Company, to acquire all their downhole operation assets. The consideration for the acquisition was RMB1,624 million. We used our internal resources to fund the acquisition. The acquisition was completed on June 30, 2008.

On December 22, 2008, we issued RMB 15 billion debentures with a term of six months and at a fixed interest rate of 2.30% per annum. The short-term debentures were sold to institutional investors among Chinese banks on the domestic bond market.

On March 27, 2009, we entered into agreements with Sinopec Group Company to acquire the 100% equity interests in Sinopec Qingdao Petrochemical Company Limited and certain other assets relating to our exploration and production, refining and marketing and distribution operations from Sinopec Group Company. On the same date, we also entered into agreement with Sinopec Group Company to dispose certain assets in our chemical segment to Sinopec Group Company. The consideration for the acquisition is RMB 1,839 million and the consideration for the disposal is RMB 157 million.

B.        BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2008, we held 190 production licenses with an aggregate acreage of 18,096 square kilometers and with terms ranging from 10 to 80 years. Our production licenses are renewable upon our application at least 30 days prior to expiration. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometers. Shengli oilfield is the second largest oilfield in China and accounted for approximately 58% of our total crude oil and natural gas production in 2008.

As of December 31, 2008, we held 334 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is 7 years and the authorized total acreage under such licenses are 965,000 square kilometers. Our exploration licenses may be renewed upon our application at least 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. In addition, we are also obligated to pay an annual exploration license fee ranging from RMB 100 to RMB 500 per square kilometer.  However, we are entitled under PRC laws and regulations for reduction and exemption of exploration license fee for exploration in China’s western region, northeast region and offshore China.

Properties

We currently operate 16 oil and gas producing fields, each of which consists of many oil and gas producing blocks and all of which are located in China.

Shengli oilfield is our most important producing oil field and the second largest producing oil field in China. It consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province.  Most of Shengli’s blocks are located in the Jiyang trough with various oil producing levels. In 2008, Shengli field produced 200 million barrels of crude oil and 27.19 billion cubic feet of natural gas, with an average daily production of 552 thousand barrels-of-oil equivalent, accounting for approximately 58% of our total crude oil and natural gas production for the year.

Oil and Natural Gas Reserves

Our estimated proved reserves of crude oil and natural gas as of December 31, 2008 were 4,001 million barrels-of-oil equivalent (including 2,841 million barrels of crude oil and 6,959 billion cubic feet of natural gas), representing an increase of 2.5% from 2007. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved oil and gas reserves and related data as of and for the years ended December 31, 2006, 2007 and 2008.

	As of and for the Years Ended December 31,
	2006	2007	2008
Proved developed and undeveloped reserves (crude oil)	(in million barrels)
Beginning of year	3,294	3,293	3,024
Revisions of previous estimates	(10)	(250)	(94)
Improved recovery	146	125	98
Extensions and discoveries	148	148	110
Production	(285)	(292)	(297)
End of year	3,293	3,024	2,841
Proved developed reserves (crude oil)	(in million barrels)
Beginning of year	2,870	2,903	2,651
End of year	2,903	2,651	2,451
Proved developed and undeveloped reserves (natural gas)	(in billion cubic feet)
Beginning of year	2,952	2,856	6,331
Revisions of previous estimates	(9)	222	203
Extensions and discoveries	170	3,536	718
Production	(257)	(283)	(293)
End of year	2,856	6,331	6,959
Proved developed reserves (natural gas)	(in billion cubic feet)

Beginning of year	1,557	1,472	1,518
End of year	1,472	1,518	1,571

The following tables set forth proved developed and undeveloped crude oil and natural gas reserves of our primary oil and gas producing fields as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006	2007	2008
	(in million barrels)
Proved developed and undeveloped crude oil reserves
Shengli	2,352	2,231	2,151
Zhongyuan	302	235	165
Xibei	288	280	275
Henan	136	96	81
Jiangsu	91	87	91
Others	124	95	78
Total	3,293	3,024	2,841

	As of December 31,
	2006	2007	2008
	(in billion cubic feet)
Proved developed and undeveloped natural gas reserves
Shengli	313	328	264
Zhongyuan	355	361	189
Xibei	147	198	452
Jiangsu	12	10	12
Xinan	807	757	682
Huabei	792	781	709
Puguang	-	3,509	4,001
Others	430	387	650
Total	2,856	6,331	6,959

Oil and Natural Gas Production

In 2008, we produced an average of 945 thousand barrels-of-oil equivalent per day, of which approximately 85.64% was crude oil and 14.36% was natural gas.

The following tables set forth the average daily production of crude oil and natural gas for the years ended December 31, 2006, 2007 and 2008. The production of crude oil includes condensed oil.

	For the Years Ended December 31,
	2006	2007	2008
	(in thousand barrels)
Average daily crude oil production
Shengli	533	539	538
Zhongyuan	60	59	58
Xibei	92	104	116
Henan	35	35	35
Jiangsu	33	33	33
Others	28	29	31
Total Production	781	799	811

	For the Years Ended December 31,
	2006	2007	2008
	(in million cubic feet)
Average daily natural gas production
Shengli	78	76	74
Zhongyuan	159	143	102
Xibei	84	92	123
Henan	8	7	6
Jiangsu	6	5	6
Xinan	213	260	261
Huabei	101	140	185
Others	54	51	44
Total Production	703	774	801

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per barrel-of-oil equivalent of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2006, 2007 and 2008.

	Total	Shengli	Others
	(RMB)	(RMB)	(RMB)
For the year ended December 31, 2008
Average petroleum lifting cost per BOE	88.80	92.24	83.99
Average realized sales price
Per barrel of crude oil	601.22	598.99	605.80
Per thousand cubic meters of natural gas	941.47	992.15	939.48
For the year ended December 31, 2007
Average petroleum lifting cost per BOE	84.62	87.23	80.78
Average realized sales price
Per barrel of crude oil	435.94	421.66	466.17
Per thousand cubic meters of natural gas	822.83	939.92	817.72
For the year ended December 31, 2006
Average petroleum lifting cost per BOE	73.31	77.16	67.34
Average realized sales price
Per barrel of crude oil	449.93	443.66	463.70
Per thousand cubic meters of natural gas	794.28	899.76	788.02

Exploration and Development Activities

The following table sets forth the numbers of our exploration and development wells, including a breakdown of successful or productive wells and dry holes we drilled during the years ended December 31, 2006, 2007 and 2008.

	Total	Shengli	Xibei	Others
For the year ended December 31, 2008
Exploration
— Successful	248	128	26	94
— Dry holes	296	105	18	173
Development
— Productive	3,128	1,563	141	1,424
— Dry holes	24	4	12	8
For the year ended December 31, 2007
Exploration
— Successful	251	118	16	117
— Dry holes	306	119	24	163
Development
— Productive	2,956	1,136	112	1,708
— Dry holes	20	2	8	10
For the year ended December 31, 2006

Exploration
— Successful	226	118	20	88
— Dry holes	269	57	19	193
Development
— Productive	2,620	1,125	94	1,401
— Dry holes	29	4	10	15

The following table sets forth the numbers of our development crude oil and natural gas wells as of December 31, 2008.

	As of December 31, 2008
	Total	Shengli	Others
Crude oil development wells
— Total	36,893	24,303	12,590
— Productive	29,485	18,889	10,596
Natural gas development wells
— Total	2,886	394	2,492
— Productive	2,875	394	2,481

In 2008, we continued to increase our production capacity and scale of our reserve development. We made progress with our key exploration and development projects in northeastern Sichuan and Tahe. As a result, our crude oil production capacity increased by 5.80 million tonnes per annum and our natural gas production capacity increased by 1.33 billion cubic meters per annum in 2008. In addition, the Sichuan-to-East China Gas Project and the construction of Songnan gas field have been progressing on schedule.

Refining

Overview

We processed approximately 169.0 million tonnes of crude oil in 2008, representing approximately 53% of China's total crude oil throughput.  We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2006, 2007 and 2008.

	For the Years Ended December 31,
	2006	2007	2008
	(in million tonnes)
Gasoline	24.5	26.0	29.1
Diesel	60.2	62.5	68.8
Kerosene including jet fuel	6.4	8.3	8.0
Light chemical feedstock	22.7	23.5	23.0
Lubricant	1.1	1.3	1.2
Liquefied petroleum gas	6.9	7.4	8.0
Fuel oil	6.0	7.3	4.9

Gasoline and diesel are our largest revenue producing products, and are sold mostly through our marketing and distribution segment through both wholesale and retail channels. We use most of our production of chemical feedstock as feedstock for our own chemical operations. Most of our refined petroleum products were sold domestically to a wide variety of industrial and agricultural customers, and a small amount are exported.

Refining Facilities

Currently we operate 33 refineries in China, all of which are located in our principal market. As of December 31, 2008, our total primary distillation capacity was 205.5 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum and crude oil throughputs as of and for the years ended December 31, 2006, 2007 and 2008.

	As of and for the Years Ended December 31,
	2006	2007	2008
Primary distillation capacity (million tonnes per annum)	178.9	189.4	205.5
Crude oil throughputs (million tonnes)	152.4	161.5	168.8

In 2008, measured by the total output from our refineries, our overall gasoline yield was 17.23%, overall diesel yield was 40.75%, overall kerosene yield was 4.73% and overall light chemical feedstock yield was 13.62%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2006, 2007 and 2008, our overall yield for all refined petroleum products at our refineries was 93.47%, 93.95% and 94.07%, respectively.

The following table sets forth the primary distillation capacity per annum as of, and refinery throughput for the years ended, December 31, 2006, 2007 and 2008 of each of our refineries with the primary distillation capacity of  8 million tonnes or more per annum as of December 31, 2008.

	As of and for the Years Ended December 31,
	2006		2007		2008
Refinery	Primary Distillation Capacity	Refinery Throughput	Primary Distillation Capacity	Refinery Throughput	Primary Distillation Capacity	Refinery Throughput
	(in million tonnes)

Zhenhai	20.0	17.7	20.0	18.6	20.0	19.4
Shanghai	14.0	9.1	14.0	8.9	14.0	9.2
Maoming	13.5	14.0	13.5	13.1	13.5	13.0
Guangzhou	13.2	7.4	13.2	10.4	13.2	11.6
Jinling	13.0	10.8	13.0	11.5	13.0	11.2
Yanshan	8.0	8.0	13.0	8.6	13.0	10.7
Gaoqiao	11.0	9.3	11.0	8.1	11.0	10.2
Qilu	10.5	10.5	10.5	10.6	10.5	10.0
Qingdao(1)	-	-	-	-	10.0	5.1
Yangzi	8.0	7.9	8.0	8.2	8.0	7.5
Hainan	8.0	2.2	8.0	8.0	8.0	7.8
Luoyang	6.5	5.2	6.5	5.2	8.0	4.8
Wuhan	5.0	4.0	5.0	4.3	8.0	4.0
__________
(1)	Qingdao Refinery Project was completed and commenced operation in May 2008.

In 2008, we revamped or ramped up 581 sets of refining facilities, representing an increase of 23.9 million tonnes per annum of our primary distillation capacity of crude oil, including an increase of 16.7 million tones per annum in the distillation capacity of high-sulfur crude oil, from 2007. In addition, our hydro-refining capacity and coking capacity increased by 10.13 million tonnes per annum and 7.7 million tonnes per annum, respectively, in 2008 compared to 2007. The revamping projects for a number of refining facilities to improve refined petroleum product quality were also progressing as planned.

Sources of Crude Oil

Crude oil is our most important raw material.  The following table sets forth the sources of our crude oil supply for the years ended December 31, 2006, 2007 and 2008.

	For the Years ended December 31,
	2006	2007	2008
Source of Supply	(in million tonnes)
Self-supply	30.81	30.83	30.88
PetroChina Company Ltd.	8.81	6.89	6.13
CNOOC Ltd.	6.38	7.42	7.55
Import	106.52	116.87	125.61
Total	152.52	162.01	170.17

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2008, we distributed and sold in China approximately 122.98 million tonnes of gasoline, diesel and kerosene including jet fuel, representing a market share of approximately 60.1% in China.  Most of the refined petroleum products sold by us are produced internally. In 2008, approximately 81% of our gasoline sales volume and approximately 88% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products for the year ended December 31, 2006, 2007 and 2008.

	For the Years Ended December 31,
	2006	2007	2008
Sales volume of refined petroleum products (in million tonnes)	111.68	119.39	122.98
Of which: Retail	72.16	76.62	84.10
Direct Sales	18.95	20.17	19.63
Wholesale	20.57	22.60	19.25
Average annual throughput of service stations (tonnes per station)	2,577	2,694	2,935
Total number of service stations under Sinopec brand as of December 31 of the respective year	28,801	29,062	29,279
Of which: Self-operated service stations	28,001	28,405	28,647
Franchised service stations	800	657	632

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2008, we sold approximately 84.1 million tonnes of refined petroleum products through our retail network, representing approximately 64.2% of our total refined petroleum products sales volume. Our retail market share in 2008 was approximately 79.8% in our principal market. As of December 31, 2008, our retail network mainly consists of service stations that are wholly-owned and operated by us or jointly-owned and operated or leased by us and franchised service stations that are owned and operated by third parties.

In 2008, we further improved our refined petroleum products retail networks through acquisition, construction and renovation of service stations, and added 720 new service stations into our retail network. We believe we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Direct Sales

In 2008, we sold approximately 19.63 million tonnes of refined petroleum products, including 2.58 million tonnes of gasoline, 16.96 million tonnes of diesel and 0.09 million tonnes of kerosene, through direct sales to commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

Wholesale

In 2008, we sold approximately 19.25 million tonnes of refined petroleum products through wholesale channels, representing approximately 15.7% of our total sales volume of refined petroleum products. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

Through our wholesale centers, we operate 414 storage facilities with a total capacity of approximately 14.1 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

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

In 2008, our Fujian refinery and ethylene project, Tianjin refinery and ethylene project and Zhenhai ethylene project progressed smoothly. In addition, our Jinling para-xylene project, Yangzi butadiene project and the expansion project of Yanshan isobulylene isoprene rubber have been completed and commenced operation in 2008.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China.  Our rated ethylene capacity was 6.15 million tonnes per annum, which represented 61.5% of China’s total domestic ethylene capacity, as of December 31, 2008. In 2008, we produced 6.29 million tonnes of ethylene, representing approximately 61.3% of the total domestic output. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2008 for our principal intermediate petrochemical products. These operational data include 100% of the rated capacity and production of the two joint ventures, SECCO and BASF-YPC, which we own 50% each.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)

Ethylene	6,145	6,289	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO and BASF-YPC

Propylene	5,545	5,830	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO, BASF-YPC, Gaoqiao, Anqing, Jinan, Jingmen and Wuhan

Benzene	2,699	2,236	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO and BASF-YPC

Styrene	964	983	Yanshan, Qilu, Guangzhou, Maoming and SECCO

Para-xylene	2,768	1,932	Shanghai, Yangzi, Qilu, Tianjin and Luoyang

Phenol	350	346	Yanshan and Gaoqiao

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2008. These operational data include 100% of the rated capacity and production of the two joint ventures, SECCO and BASF-YPC, which we own 50% each.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)

Polyethylene	4,323	4,454	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO and BASF-YPC

Polypropylene	3,672	3,897	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjing, Zhongyuan, SECCO, Wuhan Fenghuang, Jingmen and Fujian

Polyvinyl chloride	600	575	Qilu

Polystyrene	536	374	Yanshan, Qilu, Maoming, Guangzhou and SECCO

Acrylonitrile butadiene styrene	200	135	Gaoqiao

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2008 production, we are the largest producer of purified teraphthalic acid, ethylene glycol, caprolactam and polyester in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2008 for each type of our principal synthetic fiber monomers and polymers. These operational data include 100% of the rated capacity and production of the two joint ventures, SECCO and BASF-YPC, which we own 50% each.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)

Purified teraphthalic acid	3,034	2,894	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang

Ethylene glycol	1,413	1,057	Yanshan, Shanghai, Yangzi, Tianjing, Maoming and BASF-YPC

Acrylonitrile	510	494	Shanghai, Anqing, Qilu and SECCO

Caprolactam	210	193	Shijiazhuang and Baling

Polyester	2,713	2,511	Shanghai, Yizheng, Tianjin and Luoyang
Synthetic Fibers

We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of and for the year ended December 31, 2008.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)

Polyester fiber	1,461	941	Yizheng, Shanghai, Tianjin and Luoyang

Acrylic fiber	315	314	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2008 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2008 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)

Cis-polybutadiene rubber	266	290	Yanshan, Qilu, Maoming and Gaoqiao

Styrene butadiene rubber	365	335	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi

Styrene-butadiene-styrene thermoplastic elastomers	170	165	Yanshan and Maoming

Isobulylene isoprene rubber	30	44	Yanshan

Chemical Fertilizers

We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

The following table sets forth our rated capacity per annum, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2008.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousands of tonnes per annum)	(thousands tonnes)

Ammonia	1,935	1,087	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling

Urea	3,130	1,649	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling

Marketing and Sales of Petrochemicals

Price and volume of petrochemical sales are primarily market driven. The southern and eastern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a geographic advantage over our competitors.

Our principal sales and distribution channels consist of direct sales to end-users, most of which are large- and medium-sized manufacturing enterprises, and sales to distributors in our national sales network. In 2008, we sold approximately 77% of our petrochemical products directly to end-users and 23% to our distributors.

We also provided after-sale services to our customers, including technical support. We continuously strive to improve our product mix and enhance our product quality to meet market needs.

Competition

Exploration and Production

Because our production of crude oil can only meet approximately 18.1% of our crude oil requirements, we generally do not compete for crude oil customers. However, we compete with other market participants for the acquisition of desirable crude oil and natural gas prospects.

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

Patents and Trademarks

In 2008, we were granted 572 patents in China and overseas. As of December 31, 2008, we owned a total of 4,477 patents in China. We may use certain patents of Sinopec Group Company under royalty-free licenses.  These patents expire from time to time and cover many products, processes and product uses.  We also have royalty-free licenses from Sinopec Group Company to use certain Sinopec Group Company's trademarks and brands, including the “Sinopec” brand, for our products and services. Our trademark licenses from Sinopec Group Company are for a term of ten years commencing on February 25, 2000, and the licenses are renewable at our option.

Regulatory Matters

Overview

China's petroleum and petrochemical industry has seen significant liberalization in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined petroleum products are still subject to regulation of many government agencies including:

National Development and Reform Commission ("NDRC")

The NDRC is responsible for formulating and implementing key policies in respect of petroleum and petrochemical industry, including:

•	Formulating guidance plan for annual production, import and export amount of crude oil, natural gas and gasoline nationwide based on its forecast on macro economic conditions in China;

•	Setting the pricing policy for refined petroleum products;

•	Approving certain domestic and overseas resource investment projects which are subject to NDRC’s approval as required by the Catalogue of Investment Projects Approved by the Government (2004); and

•	Approving foreign investment projects that are in excess of certain investment limits.

The Ministry of Commerce ("MOFCOM")

MOFCOM is responsible for examining and approving production sharing contracts, Sino-foreign equity joint venture contracts and Sino-foreign cooperation joint venture contracts for oil and gas development within the PRC. It is also responsible to issue quotas and licenses for import and export of crude oil and refined oil.

Ministry of Land and Resources ("MLR")

The MLR is responsible for issuing the licenses that are required to explore and produce crude oil and natural gas in China.

Regulation of Exploration and Production

Exploration and Production Rights

The PRC Constitution provides that all mineral and oil resources belong to the state. In 1986, the Standing Committee of the National People's Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources, or the MLR, to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities.  Currently, only we, PetroChina, CNOOC and Yanchang Petroleum Group Ltd. have received such exploration licenses and production licenses in oil and gas industry. In addition, pursuant to the Regulation on the Administration of Geological Survey Qualifications promulgated by the State Council, which will become effective from July 1, 2008, any entity engaging in geological survey activities shall obtain a geological survey qualification certificate. Oil and natural gas survey qualifications, among others, shall be examined, approved and granted by the MLR.

Applicants for exploration licenses must first register with the MLR blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investment ranges from RMB 2,000 per square kilometer for the initial year to RMB 5,000 for the second year and to RMB 10,000 for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee of RMB 100 per square kilometer for each of the first three years. Afterwards, the annual fee increases by an additional RMB 100 per square kilometer per year up to a maximum of RMB 500 per square kilometer. The maximum term of an exploration license is 7 years. The exploration license may be renewed upon application by the holder at least 30 days prior to expiration of the original term with each renewal for a two-year term.

At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proved. The progressive exploration and production license has a maximum term of 15 years. When the reserves become proved for a block, the holder must apply for a full production license in order to undertake production.

The MLR issues full production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. Due to a special dispensation granted to us by the State Council, the maximum term of our full production licenses is 80 years. The full production license is renewable upon application by the holder at least 30 days prior to expiration of the original term. A holder of the full production license has to pay an annual full production right usage fee of RMB 1,000 per square kilometer.

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

Exploration and production licenses do not grant the holders the right to enter upon any land for the purpose of exploration and production. Holders of exploration and production licenses must separately obtain the right to use the land covered by the licenses, and if permissible under applicable laws, current owners of the rights to use such land may transfer or lease the land to the license holder.

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

Since December 2005, the NDRC simplified the ex-factory price-setting mechanism by dividing natural gas prices into two tiers and setting a median guidance ex-factory price for each tier.  The price for the first tier may be set within ±10% of the guidance price through negotiation between the producers and their customers, while the price for the second tier may fluctuate up to 10% of the guidance price with no limitation on the minimum price.  In addition, the NDRC would adjust the guidance prices once per year by up to 8% annually to reflect the price trends of crude oil and other alternative energies. On November 8, 2007, the NDRC adopted an adjusted pricing policy for natural gas, by increasing the guidance ex-factory price of the natural gas for industrial applications other than chemical fertilizers by RMB 400.0 per thousand cubic meters, deregulating the ex-factory price of the natural gas for LNG producers, fixing the minimum ratio between the base retail price of natural gas for automobiles and the base retail price of #90 gasoline at 0.75:1.

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

According to the Notice on Implementing Reforms on Prices of Refined Products and Tax promulgated by the State Council on December 18, 2008 and the Measures for Administration of Petroleum Products Price (Trial) issued by the NDRC on May 7, 2009, the sale price for refined petroleum products in the PRC market shall be adjusted with reference to international crude oil price fluctuations, subject to governmental control. The NDRC will set guidance sale prices for certain refined petroleum products for both wholesale and retail market. As a principle, maximum retail price for gasoline and diesel in the Chinese market shall be decided with reference to the international crude oil price plus the average domestic processing costs, tax levies, reasonable sales and marketing expenses and appropriate profit. The refined petroleum products price in the PRC market may be adjusted when the moving average price of international crude oil price fluctuates beyond 4% within a period of 22 consecutive business days. If the international crude oil prices experience sustained increase or radical fluctuation, the price of refined petroleum products, including gasoline and diesel products, will be controlled by the government to reduce the oil price fluctuation impact upon the PRC market.

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

Overseas investment project falling within the category of resources development involving investment by any Chinese party of above US$200 million (inclusive) shall be verified and approved by the State Council, and those involving investment of above US$30 million (inclusive) shall be verified and approved by the NDRC. Other overseas investment project shall be verified and approved by State Council if it involves investment by any Chinese party of above US$50 million (inclusive), or by the NDRC if it involves investment by any Chinese party of above US$10 million (inclusive). Any overseas investment projects other than the foregoing shall be filed with the NDRC and/or the MOFCOM if the investor is an enterprise managed by the central government, or approved by its local government according to applicable laws and regulations. Overseas investment projects involving domestic enterprise's establishment or acquisition of overseas enterprise to acquire ownership, control or management rights of overseas enterprise (with the exception of financial enterprises) shall be approved by the MOFCOM or relevant provincial-level commerce authorities according to applicable laws and regulations.

Pursuant to the Anti-Monopoly Law of the PRC which became effective on August 1, 2008, when market concentration by business carriers through merger, acquisition of control through shares or assets acquisition, or acquisition of control or the ability to exercise decisive influence over other business carriers by contract or by other means reaches a threshold of declaration level prescribed by the State Council, the business carriers shall declare in advance to the Anti-monopoly Law Enforcement Agency, otherwise, the business carriers shall not implement such market concentration.

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

According to the Notice on Implementing Reforms on Prices of Refined Products and Tax, starting from January 1, 2009, consumption tax on refined petroleum products were adjusted. Applicable tax, fees and royalties on refined petroleum products and other refined products generally payable by us or by other companies in similar industries are shown below.

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
RMB 1 per liter for gasoline, naphtha, solvent oil and lubricant; RMB 0.8 per liter for diesel, fuel oil and jet fuel. Prior to December 31, 2010, the consumption tax paid for imported naphtha for the production of ethylene and aromatic hydrocarbon will be refunded, and naphtha procured from domestic sources for the production of ethylene and aromatic hydrocarbon will remain tax-free. Consumption tax on jet fuel is currently exempted.

Import tariff	CIF China price	5% for gasoline, 6% for light diesel and 9% for jet kerosene. The actual applicable tax rate in 2009 for gasoline, diesel and jet kerosene is 1%.

Resource tax	Aggregate volume sold or self-consumed	RMB 14 to RMB 30 per tonne for crude oil. RMB 7 to RMB 15 per thousand cubic meters for natural gas.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	1%.

Exploration license fee	Area	RMB 100 to 500 per square kilometer per annum.

Production license fee	Area	RMB 1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education Surcharge	Total amount of value-added tax, consumption tax and business tax	3%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$ 40 per
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

Environmental Matters

We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. For example, national regulations promulgated by the central government set discharge standards for emissions into air and water. They also set forth schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a certain level. Above a certain level, the central regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government's approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations.  In addition, the PRC government has set certain environmental protection objective for the petroleum and chemical industry to reduce energy intensity, chemical oxygen demand, industrial water consumption and sulfur dioxide emission by certain level by 2009 compared to 2005. In light of such objective, we have increased our capital expenditure to promote energy saving and environmental protection in China.

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

We paid pollutant discharge fees of approximately RMB 1.6 billion in 2006, RMB 2.1 billion in 2007 and RMB 2.3 billion in 2008.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB 418.9 billion of coverage on our property and plants and approximately RMB 69.6 billion of coverage on our inventory. In 2008, we paid an insurance premium of approximately RMB 1.88 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2006, 2007 and 2008.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset, including oil and gas properties, may not be recoverable, the asset may be “impaired”, and an impairment loss may be recognized.  The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. For goodwill, the recoverable amount is estimated annually. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use.  It is difficult to precisely estimate selling price because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sales volume, selling price and amount of operating costs. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of reserve quantities, sales volume, selling price and amount of operating costs.

Impairment losses recognized for each of the three years ended December 31, 2006, 2007 and 2008 in our statement of income on long-lived assets are summarized as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
	(in millions)
Exploration and production	552	481	5,991
Refining	—	1,070	270
Marketing and distribution	23	1,237	709
Chemicals	250	318	1,511
Corporate and others	—	—	19
Total	825	3,106	8,500

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no changes to the estimated useful lives and residual values during each of the three years ended December 31, 2006, 2007 and 2008.

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

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
	(in millions)
Balance as of January 1	3,151	3,345	2,882
Impairment losses recognized for the year	438	295	143
Reversal of impairment losses	(153)	(204)	(254)
Written off	(91)	(554)	(390)
Balance as of December 31	3,345	2,882	2,381

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

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
	(in millions)
Balance as of January 1	897	871	4,572
Allowance for the year	419	3,962	8,527
Reversal of allowance on disposal	(317)	(131)	(64)
Written off	(128)	(130)	(4,096)
Balance as of December 31	871	4,572	8,939

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

•	Chemicals Segment, which consists of purchasing chemical feedstock principally from the refining segment and producing, marketing, selling and distributing chemical products; and

•	Corporate and Others Segment, which consists principally of trading activities of the import and export subsidiaries and our research and development activities.

B.        CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.

	Years Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
	(in billions)
Operating revenues
Sales of goods	1,034.9	1,173.9	1,420.3
Other operating revenues	26.8	30.9	31.8
Total operating revenues	1,061.7	1,204.8	1,452.1
Other income	5.2	4.9	50.3
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(854.2)	(970.9)	(1,285.2)
Selling, general and administrative expenses	(37.5)	(37.9)	(46.2)
Depreciation, depletion and amortization	(33.6)	(43.3)	(45.8)
Exploration expenses, including dry holes	(8.0)	(11.1)	(8.3)
Personnel expenses	(21.0)	(22.7)	(23.3)
Taxes other than income tax	(29.3)	(34.3)	(56.8)
Other operating expenses, net	(2.7)	(3.6)	(8.8)
Total operating expenses	(986.3)	(1,123.8)	(1,474.3)
Operating income	80.6	85.9	28.1
Net finance costs	(5.8)	(8.1)	(4.8)
Income from investments	3.7	5.7	1.0
Earnings before income tax	78.5	83.5	24.3
Tax (expense)/benefit	(23.5)	(24.8)	1.9
Net income	55.0	58.7	26.2
Attributable to:
Equity shareholders of the Company	53.6	56.5	29.8
Minority interests	1.4	2.2	(3.6)
	55.0	58.7	26.2

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, our sales of goods, other operating revenues and other income were RMB 1,502.4 billion, representing an increase of 24.2% over 2007. Our operating income in 2008 was RMB 28.1 billion, representing a decrease of 67.2% over 2007. This was primarily due to the losses suffered by our refining segment due to the distortion of the correlation of domestic refined petroleum product prices and the international crude oil prices.

Operating Revenues

In 2008, our sales of goods and other operating revenues were RMB 1,452.1 billion, of which sales of goods were RMB 1,420.3 billion, representing an increase of 21.0% over 2007. The increase was primarily due to the increase in our sales of goods, which was the result of our increased average realized price and sales volume of refined oil products and the increase in volume of our trading business. In 2008, our other operating revenues were RMB 31.8 billion, representing an increase of 2.6% over 2007.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2007 to 2008 for our major products:

	Average Realized Price		Rate of Change from	Sales Volume		Rate of Change from
	2007	2008	2007 to 2008	2007	2008	2007 to 2008
	(RMB)	(RMB)	(%)			(%)

Crude Oil	3,110(1)	4,190(1)	34.7	4.43(2)	4.39(2)	(0.8)
Natural Gas	811(3)	911(3)	12.3	5.82(4)	6.28(4)	8.0
Gasoline	5,408(1)	6,409(1)	18.5	35.18(2)	37.73(2)	7.3
Diesel	4,724(1)	5,629(1)	19.2	76.92(2)	80.23(2)	4.3
Kerosene	4,728(1)	6,063(1)	28.2	7.05(2)	9.22(2)	30.8
Basic chemical feedstock	6,200(1)	6,261(1)	1.0	10.23(2)	9.64(2)	(5.7)
Synthetic Resin	10,203(1)	10,088(1)	(1.1)	7.86(2)	7.79(2)	(0.9)
Synthetic Fiber	11,605(1)	10,478(1)	(9.7)	1.50(2)	1.35(2)	(9.9)
Synthetic Rubber	13,738(1)	16,129(1)	17.4	0.96(2)	0.97(2)	1.6
Synthetic Fiber Monomer and Polymer	9,109(1)	8,224(1)	(9.7)	4.05(2)	3.71(2)	(8.5)
Chemical fertilizer	1,659(1)	1,729(1)	4.2	1.57(2)	1.66(2)	5.3
____________
(1)	per tonne
(2)	million tonnes
(3)	per thousand cubic meters
(4)	billion cubic meters

Sales of crude oil and natural gas

Most of the crude oil and a small portion of natural gas produced by us were internally used for refining and chemicals production and the remaining were sold to other customers. In 2008, the total revenue of crude oil, natural gas and other upstream products that were sold externally amounted to RMB 26.4 billion, representing an increase of 29.4% over 2007 and accounting for 1.8% of the sales of goods and other operating revenues. The increase was mainly due to the increase in the price of crude oil and the expansion of the Company’s natural gas business.

Sales of refined petroleum products

Our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. In 2008, the external sales revenue of petroleum products by these two segments were RMB 932.5 billion, accounting for 62.1% of our sales of goods and other operating revenues, and representing an increase of 20.0% over 2007. This was primarily the result of the increased selling price of refined petroleum products, expansion of the sales volume of our petroleum products, and the optimizing of our sales structure. The sales revenue of gasoline, diesel and kerosene was RMB 749.3 billion, accounting for 80.4% of the total turnover of refined petroleum products, and representing an increase of 27.7% over 2007. The turnover of other refined petroleum products was RMB 183.2 billion, representing a decrease of 3.5% compared with 2007, and accounting for 19.6% of the total turnover of the refined petroleum products.

Sales of chemical products

Our external sales revenue of chemical products was RMB 207.4 billion, accounting for 13.8% of our sales of goods and other operating revenues, and representing a decrease of 4.6% over 2007. This was primarily due to the general decrease in the selling prices and sales volume of our chemical products (other than synthetic rubber and chemical fertilizer).

Other income

In 2008, we recognized grant income of RMB 50.3 billion compared to RMB 4.9 billion in 2007 for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the international crude oil prices, and the measures we took to stabilize the supply in the PRC refined petroleum product market during the year.  There are no unfulfilled conditions and other contingencies attached to the receipts of the grant. There is no assurance that we will continue to receive such grant in the future.

Operating expenses

In 2008, our operating expenses were RMB 1,474.3 billion, representing an increase of 31.2% over 2007, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 1,285.2 billion, representing an increase of 32.4% over 2007, accounting for 87.2% of the total operating expenses, of which:

Crude oil purchase expense was RMB 678.8 billion, representing an increase of 40.3% over 2007. This expense accounted for 46.0% of the total operating expense, representing an increase of 3 percentage points. With the rapid economic development in China and the expanded market demand, we increased the amount of crude oil that was purchased externally. In 2008, the total throughput of crude oil purchased externally reached 132.48 million tonnes (excluding the amounts processed for third parties), representing an increase of 6.9%. The average unit processing cost for crude oil purchased externally was RMB 5,124 per tonne, representing an increase of 31.3% over 2007.

In 2008, our other purchasing expenses reached RMB 606.4 billion, accounting for 41.1% of the total operating expenses, representing an increase of 24.5%. The increase was mainly due to the increased volume in our trading business and the increased cost for other outsourcing materials.

Selling, general and administrative expenses totaled were RMB 46.2 billion, representing an increase of 22.0% over 2007. This was primarily due to the RMB 3.4 billion increase in products delivering costs and other miscellaneous charges caused by the increased sales volume of our refined petroleum products as well as the increased unit transportation costs.

Depreciation, depletion and amortization was RMB 45.8 billion, representing an increase of 5.8% over 2007, mainly due to the increased depreciation resulted from our continuous capital expenditures on property, plant and equipment in recent years.

Exploration expenses reached RMB 8.3 billion, representing a decrease of 25.2%. This was mainly due to the decrease in upstream exploration activities over last year.

Personnel expenses were RMB 23.3 billion, representing an increase of 2.4% over 2007.

Taxes other than income tax were RMB 56.8 billion, representing an increase of 65.6% over 2007. The increase was mainly due to the increase of the special oil income levy in the amount of RMB 21.6 billion as a result of the high crude oil price in 2008, and the increase of the consumption tax in the amount of RMB 1.2 billion as a result of the increase in production volume.

Other operating expenses were RMB 8.8 billion in 2008 compared to RMB 3.6 billion in 2007, that are primarily due to impairment losses on long-lived assets, which were  RMB 8.5 billion in 2008 compared with RMB 3.1 billion in 2007. The impairment losses were caused by the lower price of crude oil which led to the decrease in reserves estimated and higher production and development cost in certain field blocks.

Operating income

In 2008, our operating income was RMB 28.1 billion, representing a decrease of 67.2% over 2007.

Net finance costs

In 2008, our net finance costs were RMB 4.8 billion, representing a decrease of 41.0% over 2007. The decrease was mainly attributable to the increase in unrealized gain on embedded derivative component of convertible bonds by RMB 7.2 billion, partially offset by the increase in interest expense by RMB 4.0 billion.

Earnings before income taxes

In 2008, our earnings before income tax were RMB 24.3 billion, representing a decrease of 70.9% over 2007.

Income taxes

In 2008, we recognized an income tax benefit of RMB 1.9 billion compared to income tax expense of RMB 24.7 billion in 2007. See Note 10 to our consolidated financial statements for a reconciliation between the actual income tax benefit and the expected income tax expense at the applicable statutory tax rate.

Net income attributable to minority interests

In 2008, loss for the year attributable to the minority interests of the Company was RMB 3.6 billion. This was primarily due to the losses incurred by our subsidiaries shared by the minority shareholders.

Net income attributable to equity shareholders of the Company

In 2008, profit attributable to our equity shareholders was RMB 29.8 billion, representing a decrease of 47.3% compared with 2007.

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

Other income

In 2007, we recognized grant income of RMB 4.9 billion compared to RMB 5.2 billion in 2006 for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the year.  There are no unfulfilled conditions and other contingencies attached to the receipts of this grant. There is no assurance that the Group will continue to receive such grant in the future.

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

Selling, general and administrative expenses totaled were RMB 37.9 billion, representing an increase of 0.9% over 2006.

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

Taxes other than income tax were RMB 34.3 billion, representing an increase of 17.0% over 2006. The increase was mainly due to the increase of the special oil income levy on crude oil income in the amount of RMB 2.5 billion, and the increase of the consumption tax levied on naphtha and other refined petroleum products in the amount of RMB 1.6 billion. In addition, city construction tax and education surcharge increased by RMB 0.8 billion.

Other operating expenses were RMB 3.2 billion, representing an increase of 30.1%. The increase was mainly due to the increase in impairment loss on long-lived assets, which increased by RMB 2.3 billion compared with 2006.

Operating income

In 2007, our operating income was RMB 85.9 billion, representing an increase of 6.5% over 2006.

Net finance costs

In 2007, our net finance costs were RMB 8.1 billion, representing an increase of 39.4% over 2006. The increase was mainly attributed to the RMB 3.2 billion unrealized loss on embedded derivative component of convertible bonds.

Earnings before income taxes

In 2007, our earnings before income tax reached RMB 83.5 billion, representing an increase of 6.3% over 2006.

Income taxes

In 2007, our effective income tax rate was 29.6% compared with 29.9 % for 2006. See Note 10 to our consolidated financial statements for a reconciliation between the actual income tax expense and the expected income tax at applicable statutory tax rates.

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

	Years Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2006	2007	2008	2007	2008	2007	2008
	RMB	RMB	RMB	(%)	(%)	(%)	(%)
	(in billions)

Exploration and Production External sales(1)	34.1	38.2	45.1	1.8	1.6	3.2	3.1
Inter-segment sales	109.1	107.5	151.4	5.0	5.4
Total operating revenue	143.2	145.7	196.5	6.8	7.0
Refining
External sales(1)	119.5	122.2	134.6	5.7	4.8	10.1	9.3
Inter-segment sales	477.8	534.7	684.0	24.7	24.5
Total operating revenue	597.3	656.9	818.6	30.4	29.3
Marketing and distribution
External sales(1)	588.7	660.0	804.0	30.5	28.7	54.8	55.4
Inter-segment sales	4.8	2.8	3.2	0.1	0.1
Total operating revenue	593.5	662.8	807.2	30.6	28.8
Chemicals
External sales(1)	202.6	224.7	213.6	10.4	7.6	18.7	14.7
Inter-segment sales	12.3	16.0	27.5	0.7	1.0

Total operating revenue	214.9	240.7	241.1	11.1	8.6
Corporate and others
External sales(1)	116.8	159.7	254.8	7.4	9.1	13.2	17.5
Inter-segment sales	145.3	297.1	480.0	13.7	17.2
Total operating revenue	262.1	456.8	734.8	21.1	26.3
Total operating revenue before inter-segment eliminations	1,811.0	2,162.9	2,798.2	100.0	100.0
Elimination of inter-segment sales	(749.3)	(958.1)	(1,346.1)
Consolidated operating revenues	1,061.7	1,204.8	1,452.1			100.0	100.0
__________
(1)	include other operating revenues. See Note 32 to the consolidated financial statements for other operating revenues of each of our operating segments.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2006 to 2008.

	Years Ended December 31,			Rate of Change from 2007 to 2008
Exploration and Production	2006	2007	2008	(%)
	(RMB in billions)
Total operating revenues	143.2	145.7	196.5	34.9
Total operating expenses	(80.0)	(96.9)	(129.9)	34.1
Total operating income	63.2	48.8	66.6	36.5
Refining
Total operating revenues	597.3	656.9	818.6	24.6
Other income	5.2	1.9	40.5	2,031.6
Total operating expenses	(628.2)	(669.3)	(920.6)	37.5
Total operating loss	(25.7)	(10.5)	(61.5)	––
Marketing and distribution
Total operating revenues	593.5	662.8	807.2	21.8
Other income	––	2.9	9.8	237.9
Total operating expenses	(563.3)	(630.0)	(778.8)	23.6
Total operating income	30.2	35.7	38.2	7.0
Chemicals
Total operating revenues	214.9	240.7	241.1	0.2
Total operating expenses	(200.5)	(227.4)	(254.2)	11.8
Total operating income/(loss)	14.4	13.3	(13.1)	––
Corporate and others
Total operating revenues	262.1	456.8	734.8	60.8
Total operating expenses	(263.6)	(458.4)	(736.8)	60.7
Total operating loss	(1.5)	(1.4)	(2.0)	––

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, the operating revenues of this segment were RMB 196.5 billion, representing an increase of 34.9% over 2007. The increase was mainly attributable to the increase in the sales volume and sales price of crude oil and natural gas.

In 2008, this segment sold 39.41 million tonnes of crude oil and 6.9 billion cubic meters of natural gas, representing an increase of 1.4% and 9.5% respectively over 2007. The average realized price of crude oil was RMB 4,269 per tonne, representing an increase of 37.9%. The average realized price of natural gas was RMB 941 per thousand cubic meters, representing an increase of 14.4% over 2007.

In 2008, the operating expenses of this segment were RMB 129.9 billion, representing an increase of 34.1% over 2007. The increase was mainly due to the following reasons:

•	The purchased raw materials, products and operating supplies and expenses increased by RMB 2 billion, which was primarily caused by the increased price of raw materials and fuels.

•
The impairment losses increased by RMB 5.4 billion over 2007, attributable to the lower in price of crude oil which led to the decrease in reserves estimated and higher production and development cost in certain field blocks.

•	The increase in depreciation, depletion and amortization amounted to RMB 3.9 billion was primarily due to the continuous investment in oil and gas assets.

•	Special oil income levy increased by RMB 21.6 billion, primarily due to the high crude oil price in 2008.

•	The exploration expense decreased by RMB 2.8 billion over 2007, due to the decrease of upstream exploration activities over last year.

In light of the high crude oil price in 2008, we developed more marginal oil reserves to increase oil and gas production. Water and electricity charges associated with oil and gas production increased due to our development of marginal oil reserves.

In 2008, the operating income of the segment was RMB 66.6 billion, representing an increase of 36.5% over 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, the operating revenue of this segment were RMB 145.7 billion, representing an increase of 1.7% over 2006. The increase was mainly attributable to the increase in the sales volume of crude oil and the increase both in the sales volume and sales price of natural gas.

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

•	The increase of RMB 5.3 billion in depreciation, depletion and amortization, which was mainly due to the increase in depreciation and depletion of the oil and gas assets.

•	Special oil income levy on crude oil increased by RMB 2.5 billion over 2006.

•	Other operating expenses increased by RMB 3.6 billion over 2006. The increase was mainly due to the increase in cost of materials as a result of the increase in sales of these materials.

In 2007, the operating income of the segment was RMB 48.8 billion, representing a decrease of 22.8% over 2006.

Refining Segment

Business activities of the refining segment consist of purchasing crude oil from third parties or from our exploration and production segment, processing crude oil into refined petroleum products, selling gasoline, diesel and kerosene to the marketing and distribution segment, selling a portion of chemical feedstock to our chemicals segment, and selling other refined petroleum products to the domestic and overseas customers.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, the operating revenues of this segment were RMB 818.6 billion, representing an increase of 24.6% over 2007. The increase was mainly attributable to the increase in the price and sales volume of each refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2007 and 2008, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average Realized prices		Rate of change from
	2007	2008	2007 to 2008	2007	2008	2007 to 2008
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	23.97	28.17	17.5	4,641	5,587	20.4
Diesel	61.54	67.78	10.1	4,057	4,934	21.6
Chemical feedstock	25.51	23.47	(8.0)	4,985	5,982	20.0
Kerosene and other refined petroleum products	42.20	41.36	(2.0)	3,884	4,388	13.0

In 2008, the sales revenues of gasoline by the segment were RMB 157.4 billion, representing an increase of 41.5% over 2007 and accounting for 18.3% of this segment’s operating revenues. The sales revenues of diesel by the segment were RMB 334.4 billion, representing an increase of 34.0% over 2007 and accounting for 38.9% of this segment’s operating revenues. In 2008, the sales revenues of chemical feedstock by the segment were RMB 140.4 billion, representing an increase of 10.4% over 2007 and accounting for 16.3% of this segment’s operating revenues. The sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 181.5 billion, representing an increase of 10.7% over 2007 and accounting for 21.1% of this segment’s operating revenues.

In 2008, this segment’s operating expenses were RMB 920.6 billion, representing an increase of 37.5% over 2007. The increase was mainly attributable to the increase of raw materials prices.

The average cost of crude oil processed was RMB 5,004 per tonne, representing an increase of 33.0% over 2007. Refining throughput were 163.26 million tonnes (excluding the volume processed for third parties), representing an increase of 5.1% over 2007. In 2008, the total costs of crude oil processed were RMB 817 billion, representing an increase of 39.8%, and accounting for 88.7% of the segment’s operating expenses, up by 1.4 percentage points over 2007.

In 2008, due to the high international crude oil price and the PRC government’s tight control over refined petroleum products prices, our refining segment incurred significant losses. After recognizing the subsidy of RMB 40.5 billion received by this segment, the operating losses for the segment was RMB 61.5 billion, representing an increase in loss of RMB 51.1 billion over 2007.

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

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, the operating revenues of this segment were RMB 807.2 billion, up by 21.8% over 2007. The increase was mainly attributable our adjustment of sales policy and expansion in sales volume.

In 2008, the operating revenues from sales of gasoline and diesel were RMB 695.7 billion, accounting for 85.2% of the operating revenues of this segment. The percentage of retail in the total sales volume of gasoline and diesel increased to 66.5% from 63.8% in 2007. The percentage of direct sales in the total sales volume increased to 21.1% from 17.5% in 2007. The percentage of wholesale volume in the total sales volume of gasoline and diesel decreased from 18.7% in 2007 to 12.4% in 2008.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2007 and 2008 in different forms of sales channels.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2007	2008	2007 to 2008	2007	2008	2007 to 2008
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	35.12	37.71	7.4	5,410	6,410	18.5
Retail sale	26.73	29.83	11.6	5,542	6,524	17.7
Direct sale	2.61	2.61	0.1	5,036	6,013	19.4
Wholesale	5.79	5.27	(9.0)	4,967	5,964	20.1
Diesel	77.29	80.65	4.3	4,723	5,629	19.2
Retail sale	44.99	48.89	8.7	4,832	5,704	18.0
Direct sale	17.03	22.31	31.0	4,742	5,561	17.3
Wholesale	15.26	9.44	(38.1)	4,381	5,402	23.3
Kerosene including jet fuel	7.01	9.19	31.1	4,729	6,065	28.3
Fuel Oil	13.16	11.46	(12.9)	2,923	3,692	26.3

In 2008, the subsidy income recognized by the segment was RMB 9.8 billion.

In 2008, the operating expenses of the segment were RMB 778.8 billion, representing an increase of 23.6% compared with 2007. The increase was mainly due to the increase in the purchasing cost of refined oil products.

In 2008, the operating income of the segment was RMB 38.2 billion, representing an increase of 6.9% over 2007.

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

The following table sets forth the sales volumes, average realized prices and the respective rate of changes of the four major product categories in 2006 and 2007 in different forms of sales channels.

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

In 2007, the operating income, after the receipt of a cash grant of RMB 2.9 billion, of the segment was RMB 35.7 billion, representing an increase of 18.2%.

Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from our refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, operating revenues of this segment were RMB 241.1 billion, representing an increase of 0.2% over the year of 2007.

In 2008, the sales revenues of our six major categories of chemical products (namely basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertilizer) totaled approximately RMB 222.6 billion, representing a decrease of 2.1% over 2007, and accounting for 92.3% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2007 to 2008.

	Sales Volumes		Rate of Change from	Average Realized Prices		Rate of Change from
	2007	2008	2007 to 2008	2007	2008	2007 to 2008
	(million tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	12.89	12.59	(2.3)	5,870	6,303	7.4
Synthetic resins	7.96	7.87	(1.2)	10,163	10,075	(0.9)
Synthetic fiber monomers and polymers	4.09	3.76	(8.1)	9,116	8,237	(9.6)
Synthetic rubber	0.98	0.99	1.2	13,721	16,163	17.8
Synthetic fiber	1.50	1.35	(9.9)	11,605	10,478	(9.7)
Chemical fertilizer	1.60	1.66	3.8	1,657	1,729	4.3
In 2008, operating expenses of the chemicals segment were RMB 254.2 billion, representing an increase of 11.8% over 2007. This was primarily due to the increase in the prices of feedstock and ancillary materials, which, together, contributed to an increase of RMB 26.2 billion in operating expenses over 2007.

In 2008, operating loss of the chemicals segment was RMB 13.1 billion, compared to the operating income of RMB 13.3 billion in 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, operating revenues of this segment were RMB 240.7 billion, representing an increase of 12.0% over the year of 2006. The increase was primarily due to the increase in sales volume and prices of major chemical products.

In 2007, the sales revenues of our six major categories of chemical products (namely basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertilizer) totaled approximately RMB 227.3 billion, representing an increase of 12.5% over 2006, and accounting for 94.4% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rate of changes for each of these six categories of chemical products of this segment from 2006 to 2007.

	Sales Volumes		Rate of Change from	Average Realized Prices		Rate of Change from
	2006	2007	2006 to 2007	2006	2007	2006 to 2007
	(million tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	11.57	12.89	11.4	5,649	5,870	3.9
Synthetic resins	7.25	7.96	9.8	9,842	10,163	3.3
Synthetic rubber	0.83	0.98	17.3	13,885	13,721	(1.2)
Synthetic fiber	1.61	1.50	(7.0)	11,390	11,605	1.9
Synthetic fiber monomers and polymers	3.71	4.09	10.2	8,814	9,116	3.4
Chemical fertilizer	1.65	1.60	(3.3)	1,660	1,657	(0.2)

In 2007, operating expenses of the chemicals segment were RMB 227.4 billion, representing an increase of 13.4% over 2006. The increase was primarily due to:

Increase in the consumption of feedstock and ancillary materials as well as the increase in their prices, together, contributed to an increase of RMB25.8 billion over 2006.

Because of increases in production volume of the chemical products, fuel and energy costs increased by approximately RMB 1.1 billion compared with 2006.

In 2007, operating income of the chemicals segment was RMB 13.3 billion, representing a decrease of RMB 1.1 billion over 2006.

Corporate and others

The business activities of corporate and others mainly consist of the import and export operations, international trading, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, the operating revenues generated from corporate and others were RMB 734.8 billion, representing an increase of 60.8% over 2007. The increase was mainly due to the increase in the trading volume of crude oil and refined oil products.

In 2008, the operating expenses of this segment were RMB 736.8 billion, representing an increase of 60.8% over 2007. This increase was mainly due to the increase in the purchasing costs of the trading business in line the increase in its operating revenue.

In 2008, the operating loss of this segment was RMB 2 billion, compared to the operating loss of RMB 1.5 billion in 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

In 2007, the operating revenues generated from corporate and others were RMB 456.8 billion, representing an increase of 74.3% over 2006. The increase was mainly due to the high crude oil price as well as the trading volume of crude oil and refined oil products.

In 2007, the operating expenses of this segment were RMB 458.4 billion, representing an increase of 73.9% over 2006. This increase was mainly due to the increase in the purchasing costs of its trading business associated with the increase in its operating revenue.

In 2007, the operating loss of this segment was RMB 1.4 billion, representing a decrease of RMB 100 million compared with 2006.

D.       LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funding have been cash provided by our operating activities, short-term and long-term loans. Our primary uses of cash have been for working capital, capital expenditures and repayment of short-term and long-term loans. We arrange and negotiate financing with financial institutions to finance our capital resource requirement, and maintain a certain level of standby credit facilities to reduce liquidity risk. We believe that our current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet our working capital requirements and repay our short term debts and obligations when they become due.

The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2007 and 2008.

	For the Years Ended December 31,
Cash flow data	2007	2008
	(RMB in billions)
Net cash generated from operating activities	119.6	67.7
Net cash used in investing activities	(113.6)	(110.2)
Net cash (used in)/generated from financing activities	(5.3)	41.8
Net increase/(decrease) in cash and cash equivalents	0.7	(0.7)

In 2008, net cash generated from operating activities was RMB 67.7 billion, representing a decrease of 43.4% over 2007. The decrease was mainly due to the lower profitability in 2008, primarily caused by the losses suffered by our refining segment due to the distortion of the correlation of domestic refined petroleum product prices and the international crude oil prices.

Net cash used in investment activities in 2008 was RMB 110.2 billion, which was mainly due to the capital expenditure of RMB 99.6 billion and exploratory wells expenditure of RMB 8.4 billion.

Net cash from financing activities was RMB 41.8 billion in 2008.  This was mainly due to proceeds of issuance of bonds with detachable warrants, net of issuance costs, of RMB 29.9 billion, proceeds of issuance of corporate bonds of RMB 15.0 billion, proceeds from bank and other loans of RMB 1,147.3 billion, repayments of bank and other loans of RMB 1,125.3 billion, and the dividend paid of RMB 12.6 billion.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2008.

		As of December 31, 2008
		Payment due by period
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB in millions)
Contractual obligations(1)
Short-term debt	81,005	81,005	––	––	––
Long-term debt	173,044	23,609	21,752	22,109	105,574

Total contractual obligations	254,049	104,614	21,752	22,109	105,574

Other commercial commitments
Operating lease commitments	178,478	6,066	11,405	11,114	149,893
Capital commitments	168,873	120,050	48,823	––	––
Exploration and production licenses	951	123	138	39	651
Guarantees(2)	11,404	11,404	––	––	––

Total commercial commitments	359,706	137,643	60,366	11,153	150,544
_________
(1)	Contractual obligations include the contractual obligations relating to interest payments.
(2)
Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2008, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2008, the maximum amount of potential future payments under the guarantees was RMB 11,404 million.  See Note 29 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years ended December 31, 2006, 2007 and 2008 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2006		2007		2008		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	35.2	42	54.5	50	57.7	54	147.4	49
Refining	22.6	27	22.8	21	12.5	12	57.9	19

Marketing and distribution	11.3	13	12.5	11	14.1	13	37.9	13
Chemicals	12.6	15	16.2	15	20.6	19	49.4	16
Corporate	2.2	3	3.3	3	2.4	2	7.9	3
Total	83.9	100	109.3	100	107.3	100	300.5	100

In 2008, our total capital expenditure was RMB 107.3 billion, among which,

•
The capital expenditure for our exploration and development was RMB 57.7 billion. The exploration and development in Puguang Gas Field, construction of the purification plant and pipeline and market development progressed smoothly. We continued to develop the Tahe oil field in 2008. The newly-added production capacity of crude oil is 5.8 million tonnes per annum and the newly-added production capacity of natural gas is 1.33 billion cubic meters per annum.

•
The capital expenditure for our refining segment was RMB 12.5 billion. Qingdao Refinery and Caofeidian crude oil dock project were completed and commenced operation in 2008. Currently undergoing projects include the revamping project in Gaoqiao to improve adaptability for low quality crude and the projects in Wuhan and Luoyang to upgrade products quality. We also started the Tahe revamping project to process heavy crude oil.

•
The capital expenditure for our marketing and distribution segment was RMB 14.1 billion. We expanded our selling network by constructing, acquiring or renovating the service stations and storage facilities. We added 720 new service stations into our retail network during 2008.

•
The capital expenditure for our chemicals segment was RMB 20.6 billion. Ethylene projects in Fujian, Tianjin and Zhenhai are progressing smoothly. Jinling paraxylene expansion project, Yangzi butadiene expansion project and Yanshan butyl rubber expansion project have been completed and commenced operation.

•	The capital expenditure for our corporate and others segment amounted to RMB 2.4 billion, which was primarily spent on the information system improvement.

In 2009, we will continue to focus our investment on profitable and core projects. We will strictly follow management control policies and procedures regarding the investment activities, and carefully arrange and manage our constructions projects. The total planned capital expenditure for 2009 is RMB 111.8 billion, as indicated below by segment:

•
Exploration and development segment: RMB 55.0 billion. We will continue to invest in Sichuan-East China Gas Project. We will also invest in Tahe and Shengli oil fields and Puguang and Erdos natural gas fields to expand the production capacity.

•
Refining segment: RMB 16.8 billion. We will invest to improve the auxiliary and supporting functions in our refining segments, such as oil quality upgrade systems and our transportation, delivery and storage network.

•
Marketing and distributing segment: RMB 12.0 billion. We will continue to expand and upgrade our refined oil products sales network, including construction or acquisition of oil/gas stations in highway areas or other strategic locations.

•	Chemical segment: RMB 26.4 billion. We will invest primarily in our Tianjin integrated refinery and chemical project and Zhenhai ethylene project.

•	Corporate and others segment: RMB 1.6 billion.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 5.9% in 2008, compared with 4.8% in 2007 and 1.5% in 2006.  According to China's official analysis, the inflation in the PRC during 2008 was due to the rise in food and commodity prices. Inflation has not had a significant impact on our results of operations in recent years.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2009.

Name	Age	Positions with Sinopec Corp.

Su Shulin	47	Chairman
Zhou Yuan	61	Vice Chairman
Wang Tianpu	46	Director, President
Zhang Jianhua	44	Director, Senior Vice President
Wang Zhigang	51	Director, Senior Vice President
Dai Houliang	45	Director, Senior Vice President, CFO
Liu Zhongli	74	Independent Non-executive Director
Shi Wanpeng	71	Independent Non-executive Director
Li Deshui	64	Independent Non-executive Director
Yao Zhongmin	56	Director
Fan Yifei	45	Director

Su Shulin, 47, Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Group Company. He received his Bachelor Degree from Daqing Petroleum Institute in July 1983, and obtained a Master Degree from Harbin Engineering University in March 1999. He is a professor level senior engineer. From March 1996 to January 1997, Mr. Su acted as Assistant to the Director of CNPC Daqing Petroleum Administration Bureau.  From January to November 1997, Mr. Su served as Head of the No. 1 Oil and Gas Development Department and Assistant to the Director of CNPC Daqing Petroleum Administration Bureau From November 1997 to January 1999, Mr. Su was Deputy Director and member of the Party Committee of CNPC Daqing Petroleum Administration Bureau. From January to September 1999, Mr. Su was Director and Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From September 1999 to August 2000, Mr. Su Shulin was served as Vice President of PetroChina Company Limited and Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited and Vice Secretary to Party Committee of CNPC Daqing Petroleum Administration Bureau. From August 2000 to March 2001, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Vice President of PetroChina Company Limited, Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited as well as Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From March 2001 to December 2002, Mr. Su served as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Vice President of PetroChina Company Limited and Chairman and General Manager of Daqing Oilfield Company Limited. From December 2002 to December 2003, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Director and Senior Vice President of PetroChina Company Limited as well as Chairman and General Manager of Daqing Oilfield Company Limited. From December 2003 to September 2006, Mr. Su acted as Deputy General Manager and member of the Party Committee of China National Petroleum Corporation, Director and Senior Vice President of PetroChina Company Limited. From September 2006 to October 2006, Mr. Su was elected as a member of the Standing Committee of the provincial Party Committee of Liaoning Province. In October 2006, Mr. Su was appointed as a member of the Standing Committee and Head of the Organization Department of Liaoning Provincial Committee. In June 2007 he was appointed as President and Secretary of the Party Leadership Group of Sinopec Group Company. Mr. Su was elected as Director and Chairman on Third Session of the Board of Directors of Sinopec Corp. in August 2007.

Zhou Yuan, 61, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of the Sinopec Group Company. Mr. Zhou graduated from East China Petroleum Institute specializing in petroleum geology in September 1975. He is a senior economist. He has extensive experience in the management of petroleum and petrochemical and government entities. From April 1986 to March 1989, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) as well as the Secretary of the Party Committee of South Xinjiang Petroleum Exploration Company. From March 1989 to August 1990, he was the Vice Commander, Deputy Secretary of the Party Committee and Secretary of the Disciplinary Committee of Talimu Exploration and Development Headquarter. From August 1990 to January 1992, he was the Deputy Secretary of the Party Committee of Xinjiang Petroleum Administration Bureau (Kelamayi City) and the Secretary of Politics & Law Committee. From January 1992 to December 1993, he served as Vice Minister of Organization Department of the Party Committee of Xinjiang Autonomous Region. From December 1993 to January 1998, he served as a member of the Standing Committee of Discipline Committee and the Deputy Minister of the Party Committee of the Organisation Department of Xinjiang Autonomous Region. From January 1998 to August 1999, he was a member of the Standing Committee of the Disciplinary Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From August 1999 to November 1999, he was a member of the Standing Committee of the Party Committee of the Xinjiang Autonomous Region and the Secretary of the Party Committee of Yili Autonomous District. From November 1999 to July 2004, he was a member of Standing Committee of the Party Committee of Xinjiang Autonomous Region and Minister of the Organization Department of the Party Committee of Xinjiang Autonomous Region. Since July 2004, he has been the Vice President of Sinopec Group Company. In March 2008, he was elected as a member of the 11th NPC Environment and Resources Protection Committee. In October 2008, he was appointed as Senior Advisor of Sinopec Group Company. Mr. Zhou was elected as Director and Vice Chairman of the Third Session of the Board of Directors of Sinopec Corp in May 2006.

Wang Tianpu, 46, Director of the Board of Directors and President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp Qilu Company. Mr. Wang was Vice President of Sinopec Corp from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and he is President of Sinopec Corp.

Zhang Jianhua, 44, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a master’s degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production & Operation Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Wang Zhigang, 51, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a master’s degree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February 2000 to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Dai Houliang, 45, Director of the Board of Directors of Sinopec Corp., Senior Vice President and Chief Finance Officer of Sinopec Corp. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specializing in organic chemical engineering. From September 1997 to July 1999, he participated in the MBA training program in

Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and General Manager of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as Chairman of BASF-YPC Company Limited from December 2004 to October 2006. He has been the Deputy CFO of Sinopec Corp. from September 2005 to May 2006. Mr. Dai has been Vice President of Sinopec Corp. from November 2005 to May 2006. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp.

Liu Zhongli, 74, Independent Non-Executive Director of Sinopec Corp. He graduated from the training course of the Training Department of Central Communist Party School (undergraduate course) in July 1982. He is a senior economist engaging in treasury finance administration and government work for a long time, and has extensive experience in macro-economics, financial and treasury administration. He was working in Commerce Bureau of Heilongjiang Province in 1952 and in Planning Commission of Heilongjiang Provincial Government in 1963. He had served as Deputy Division Director of the General Affairs Office of Planning Commission of Heilongjiang Provincial Government and Deputy Secretary General of Planning Commission of Heilongjiang Provincial Government since September 1973. He was Deputy Director General of Planning Commission of Heilongjiang Provincial Government and a member of Party Committee of Planning Commission of Heilongjiang Provincial Government from July 1982 to May 1983. From May 1983 to May 1985, he was Director General of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government and Secretary of Party Committee of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government. He served as Deputy Governor of Heilongjiang Province from May 1985 to January 1988. He was Vice Minister of the Ministry of Finance and Deputy Secretary of Party Committee of the Ministry of Finance from February 1988 to July 1990. He served as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council from July 1990 to September 1992. From September 1992 to March 1998, he was Minister of the Ministry of Finance and Secretary of Party Committee of the Ministry of Finance and, from February 1994, concurrently Director-General of State Administration of Taxation. From March 1998 to November 2000, he was Head of Economic System Reform Office of the State Council and Secretary of Party Committee of the Economic System Reform Office of the State Council. From August 2000 to March 2003, he was Chairman of National Council for Social Security Fund and Secretary of Party Committee of the National Council for Social Security Fund. He has been a member of the Standing Committee of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC) and Director-General of the Economics Committee of CPPCC since March 2003. Since October 2004, he has concurrently been Chairman of the Chinese Institute of Certified Public Accountants. Mr. Liu was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Shi Wanpeng, 71, Independent Non-Executive Director of Sinopec Corp., a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People’s Political Consultative Conference and Deputy Director of its Economic Committee. Mr. Shi graduated from Northern Jiaotong University in August 1960 specializing in railway transportation administration. He is a professor level senior engineer. He has long been engaged in economic management work, and has extensive experience in macro-economic management. From January 1983 to January 1987, he served as Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as Vice Minister of the State Economic and Trade Commission. Since January 2003, he has been Chairman of China Packaging Federation. He has been a member of the Standing Committee of the National Committee of the Tenth session of the Chinese People’s Political Consultative Conference and Deputy Director of its Economic Committee since March 2003. Mr. Shi was elected as Independent Non-executive Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Li Deshui, 64, Independent Non-Executive Director of Sinopec Corp. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduating from university, he was assigned to work at

Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Division Director of the First Industrial Planning Division of the Long-term Planning Department of the State Planning Commission. In 1989 he was Division Director of the First Industrial Planning Division of the Long-term Planning Department and Division Director of the First Industrial Planning Division of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Director of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he was Director of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he acted as Vice Mayor of Chongqing Municipality. In November 1999 he worked as Deputy Director of the Research Office of the State Council and a member of the Party Committee. In April 2002, he served as Secretary of the Party Committee and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he served as Secretary of the Party Committee and Head of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations. In March 2005 he served as a member of the Tenth Session of the Chinese People’s Political Consultative Conference. In April 2006 he acted as a member of the Economic Commission. In March 2006, he was the consultant of the State Statistics Bureau. Mr. Li was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Yao Zhongmin, 56, Director of Sinopec Corp. Mr. Yao graduated from Dongbei University of Finance & Economics in September 1977 specializing in Infrastructure Finance & Credit and graduated as postgraduate from Zhongnan University of Finance & Economics in December 1996 specializing in Investment Economics with a master’s degree. He is a senior Economist. Mr. Yao has worked for a long time in financial investment management related work and has extensive experience in finance investment management. From May 1985 to June 1989, he was a member of the Party Committee of China Construction Bank Henan Branch and its Vice-Chairman. From June 1989 to June 1992, he was leading the work of China Construction Bank Henan Branch, and was Deputy Secretary of the Party Committee and Vice Chairman of the bank. From June 1992 to April 1993, he served as Secretary of the Party Committee and Chairman of China Construction Bank Henan Branch. He served as Vice Governor of Henan Province from April 1993 to January 1994. From January 1994 to March 1998, he was a member of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary Supervision Committee. From March 1998 to June 1998, he was Deputy Secretary of the Party Committee of China Development Bank and its Vice Chairman and Chairman of the Disciplinary and Investigation Committee. From June 1998, he was the Deputy Secretary of the Party Committee of China Development Bank and its Vice-Chairman. In December 2008, he was reappointed as the Vice Chairman of the Party Committee of China Development Bank and Chairman of the Disciplinary Supervision Committee. Mr. Yao was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Fan Yifei, 45, Director of Sinopec Corp. Mr. Fan graduated from the treasury and finance department of Renmin University of China in July 1993 and obtained a doctoral degree in economics; He obtained a master’s degree in international economics from Columbia University in 2002. He is a senior accountant. From June 1993 to September 1994, he was the Assistant to the General Manager and Manager of the Planning and Finance Department of the Trust Investment Company of China Construction Bank successively. From September 1994 to July 1996, he served as Vice General Manager of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. Mr. Fan served as the Assistant to the Governor of China Construction Bank from February 2000 to June 2005, during which he enriched his experience by participating in the Three Gorges project, and also acted as the Assistant to the General Manager of China Changjiang Power Co., Ltd. In June 2005, Mr. Fan was appointed as Deputy Governor of China Construction Bank. Mr. Fan acted as Director of the Second Session of the Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2009.

Name	Age	Position with the Company

Wang Zuoran	58	Chairman of the Board of Supervisors
Zhang Youcai	67	Vice Chairman, Independent Supervisor
Kang Xianzhang	60	Supervisor
Zou Huiping	48	Supervisor
Li Yonggui	68	Independent Supervisor
Su Wensheng	52	Employee Representative Supervisor
Zhang Jitian	61	Employee Representative Supervisor
Cui Guoqi	55	Employee Representative Supervisor
Li Zhonghua	57	Employee Representative Supervisor

Wang Zuoran, 58, Chairman of the Supervisory Board of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specializing in economic administration. Mr. Wang is a professor level senior economist and has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to the President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. from February 2000 to April 2003. From April 2003 to May 2006, Mr. Wang served as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zhang Youcai, 67, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director - General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was Vice Minister and member of the Party Committee of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He has been a member of the Standing Committee of the Tenth National People’s Congress (NPC) and Deputy Director of its Financial and Economic Committee of NPC from March 2003. Mr. Zhang served as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Kang Xianzhang, 60, Supervisor of Sinopec Corp. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specializing in ideology politics (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specializing in party and political affairs management (bachelor course). He is a senior political engineer. From June 1995 to August 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From August 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was Supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of Sinopec Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of Sinopec Group Company, as well as Director of the Supervisory Department of Sinopec Corp. from March 2001 to August 2008. Mr. Kang served as Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zou Huiping, 48, Supervisor of Sinopec Corp. Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specializing in trade economics. He is a professor level senior accountant. From November 1998 to February 2000, he served as Chief Accountant of Sinopec Group Guangzhou Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of Financial Assets Department of Sinopec Group

Company. From December 2001 to March 2006, he was Deputy Director General of Finance Planning Department of Sinopec Group Company. In March 2006, he was Director General of Financial Assets Department of Sinopec Assets Management Co., Ltd. Since March 2006, he has been Director General of Audit Department of Sinopec Corp. Mr. Zou was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Li Yonggui, 68, Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965, majoring in treasury finance. He is a senior economist and CPA, and has long been engaged in tax management with extensive management experience in taxation. From February 1985 to December 1988, he was Deputy Director-General of Taxation Bureau of Ministry of Finance. He served as Chief Economist of State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director-General of State Administration of Taxation. He was Chief Economist of State Administration of Taxation from February 1995 to September 2001. Mr. Li has been Chairman of Chinese Association of Certified Public Taxation Experts since April 2000. He has served as Vice Chairman of Chinese Association of Certified Accountants since November 2004. In July 2008, he was appointed as consultant of Chinese Association of Certified Public Taxation Experts. Mr. Li served as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Su Wensheng, 52, Employee Representative Supervisor of Sinopec Corp. Mr. Su graduated from the General Section of Tsinghua University in December 1980 majoring in environmental engineering. He obtained a master’s degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was Deputy Secretary of Party Committee and Secretary of Disciplinary Committee of Beijing Designing Institute of the former Sinopec Group Company. From November 1996 to December 1998, he was Secretary of Party Committee of Beijing Designing Institute. Mr. Su has been Director-General of Ideology & Politics Department and Deputy Secretary of the Affiliated Party Committee of Sinopec Group Company since December 1998. He has been Managing Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Group since December 2001. He was appointed as the Party Secretary and Vice Chairman of Beijing Yanshan Petrochemical Corporation in October 2007. Mr. Su served as an Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Zhang Jitian, 61, Employee Representative Supervisor of Sinopec Corp. Mr. Zhang graduated from Hohhot Transportation Institute in July 1968 specializing in road and bridge construction, and he also graduated from Sinopec Management Institute in July 1986 specializing in enterprise management (undergraduate course). He is a senior political engineer. From August 1996 to December 1998, he was Deputy Director of Personnel and Educational Department of the former Sinopec Group Company; from December 1998 to September 2005, he was Deputy Director of Personnel and Educational Department of Sinopec Group Company; he has been Deputy Director (remunerate as Director) of Personnel Department of Sinopec Corp. from September 2005 to August 2008. Mr. Zhang was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Cui Guoqi, 55, Employee Representative Supervisor of Sinopec Corp. Mr. Cui graduated from the Correspondence Teaching College of Renmin University of China in December 1985 majoring in industrial business management. In January 1997, he obtained a MBA degree from the Business Management School of Renmin University of China. He is a professor level senior political engineer. Mr. Cui has served as Director and Trade Union Chairman of Sinopec Yanshan Petrochemical Company since February 2000. He served as a member of the Executive Committee of All China Federation of Trade Unions in December 2000, and a member of the Standing Committee of the National Committee of the Union of Chinese Energy and Chemical Industries since December 2001. He was Deputy Secretary of Party Committee of Sinopec Yanshan Petrochemical Company from August 2005 to November 2006. Mr. Cui has been the Deputy Secretary (remunerate as Secretary) of Party Committee of Sinopec Yanshan Petrochemical Company since November 2006. He was appointed as President, Deputy Secretary of Party Committee and Director General of Headquarter Services Department of Sinopec Baichuan Economical and Trading Company. Mr. Cui served as Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Li Zhonghua, 57, Employee Representative Supervisor of Sinopec Corp. Mr. Li graduated from the Correspondence Teaching Department of the Party School of Shengli Oilfield in June 1996 specializing in party and political affairs management (undergraduate course). He also graduated from the Correspondence Teaching College of the Party School of Shandong Provincial Party Committee in December 1998 specializing in economic management.

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

Other Executive Officers

Name	Age	Positions with Sinopec Corp.

Cai Xiyou	47	Senior Vice President
Zhang Kehua	55	Vice President
Zhang Haichao	51	Vice President
Jiao Fangzheng	46	Vice President
Chen Ge	46	Secretary of the Board of Directors

Cai Xiyou, 47, Senior Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, he was Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was Deputy General Manager of Sinopec Sales Co., Ltd, and from June 2001 to December 2001, he was Executive Deputy Manager of Sinopec Sales Co., Ltd. He has been Director and General Manager of China International United Petrochemical Company Limited (UNIPEC) from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005.

Zhang Kehua, 55, Vice President of Sinopec Corp. Mr. Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a senior engineer and had his master’s degree from University of Petroleum majoring in management science and engineering in December 2000. He was Deputy Manager of No. 3 Construction Company of the former Sinopec Group Company from February 1994 to April 1996. From April 1996 to December 1998, he was Deputy Director General (Deputy Manager of Sinopec Engineering Incorporation) of the Engineering Department of the former Sinopec Group Company. He was Deputy Director General of the former Engineering Department of Sinopec Group Company from December 1998 to December 2001 and was Deputy Director General of Engineering Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was Director General of Engineering Department of Sinopec Group Company from September 2002 to October 2004. Mr. Zhang has served as the Assistant to the President of Sinopec Group Company and Director General of Engineering Department since October 2004. Mr. Zhang has been Vice President of Sinopec Corp. since May 2006. From June 2007 to Present, he has been Director General of Engineering Dept. of Sinopec Corp.

Zhang Haichao, 51, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration program at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. since April 2004. He was Secretary of the  Party Committee, Vice Chairman and Deputy General Manager of Sinopec Sales Co., Ltd. from October 2004 to November 2005. He was Secretary of Party Committee, Chairman and General Manager of Sinopec Sales Co., Ltd. from November 2005 to June 2006. He has been Chairman and General Manager of Sinopec Sales Co., Ltd. since June 2006. From December 2008, he acted as Chairman and President of Sinopec Sales Co., Ltd. He served as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 46, Vice President of Sinopec Corp. Mr. Jiao won his bachelor’s degree in petroleum exploration and won his doctoral degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. From January 1999 to February 2000, he was Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then served as Deputy Manager and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Group Company from February 2000 to February 2001. He was Vice President of Sinopec Exploration and Production Research Institute from July 2000 to March 2001. He then served as Deputy Director General of Sinopec Oilfield E & P Department from March 2001 to June 2004. Since June 2004, he served as Manager of the Northwest Company of Sinopec Group Company. Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

Chen Ge, 46, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained his MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of the Board Secretariat of Sinopec Corp. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

B.        COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2008.

Name	Position with the Company	Remuneration paid by the Company in 2007
		(RMB in thousand)
Directors
Su Shulin	Chairman	─
Zhou Yuan	Vice Chairman	─
Wang Tianpu	Director, President	844
Zhang Jianhua	Director, Senior Vice President	808
Wang Zhigang	Director, Senior Vice President	808
Dai Houliang	Director, Senior Vice President, CFO	808
Liu Zhongli	Independent Non-executive Director	240
Shi Wanpeng	Independent Non-executive Director	240
Li Deshui	Independent Non-executive Director	240
Yao Zhongmin	Director	48
Fan Yifei	Director	48

Supervisors
Wang Zuoran	Chairman of Supervisory Committee	─
Zhang Youcai	Vice Chairman, Independent Supervisor	240
Kang Xianzhang	Supervisor	─
Zou Huiping	Supervisor	436
Li Yonggui	Independent Supervisor	240
Su Wensheng	Employee Representative Supervisor	428

Zhang Jitian	Employee Representative Supervisor	429
Cui Guoqi	Employee Representative Supervisor	448
Li Zhonghua	Employee Representative Supervisor	424

Other Executive officers
Cao Xiyou	Senior Vice President	808
Zhang Kehua	Vice President	528
Zhang Haichao	Vice President	513
Jiao Fangzheng	Vice President	518
Chen Ge	Secretary to the Board of Directors	438

C.       BOARD PRACTICE

We have three special board committees, namely, the audit committee, the strategy committee and the remuneration and evaluation committee. The majority of the members of the strategy committee and the remuneration and evaluation committee, and all members of the audit committee, are independent directors.  In addition, the audit committee shall have at least one independent director who is a financial expert.

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

D.       EMPLOYEES

As of December 31, 2006, 2007 and 2008, we had approximately 340,886, 334,377 and 358,304 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2008.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and Production	140,048	39.1
Refining	82,004	22.9
Marketing and Distribution	58,260	16.2
Chemicals	69,066	19.3
Corporate and Others	8,926	2.5
Total	358,304	100.0

By Employee's Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	184,800	51.6
Sales	57,651	16.1
Technical	46,936	13.1
Finance	9,957	2.8
Administration	28,664	8.0
Others	30,296	8.4
Total	358,304	100.0

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master's degree and above	6,327	1.8
University	67,318	18.8
Tertiary education	75,274	21.0
Technical/polytechnic school	33,159	9.2
Secondary, technical/polytechnic school or below	176,226	49.2
Total	358,304	100.0

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

Since 2001, we have implemented an employee reduction plan by means of retirement, voluntary resignation and/or redundancy to enhance our efficiency and operating profit, and by December 31, 2008, a total of 142, 269 employees have retired.

E.        SHARE OWNERSHIP

Our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of May 15, 2009.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company .	65,758.04	75.84

As of May 15, 2009, 1,018,973,200 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement.  Citibank, N.A. has advised us that, as of May 15, 2009, 10,189,732 ADSs, representing 1,018,973,200 H shares, were held of record by Cede & Co. and 54 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

B.       RELATED PARTY TRANSACTIONS

Sinopec Group Company owns 75.84% of our outstanding equity as of May 15, 2009. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

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

On June 26, 2008, we entered into a series of assets acquisition agreements with Shengli Oilfields Administrative Bureau, Zhongyuan Petroleum Exploration Bureau, Henan Petroleum Exploration Bureau, Jianghan Oilfield Administrative Bureau, Jiangsu Petroleum Exploration Bureau and Huadong Petroleum Bureau, each of which is the wholly-owned entity of Sinopec Group Company, to acquire all the downhole operation assets in maintenance nature. The consideration for the acquisition is RMB1,624 million. We used our internal resources to fund the acquisition. The acquisition was completed on June 30, 2008.

In addition, on August 22, 2008, we entered into the Memorandum on Adjustment of Rent of Land Use Rights with Sinopec Group Company. Pursuant to the memorandum, the annual total rent payable under the original Land Use Rights Leasing Contract dated June 3, 2000, as amended, was adjusted to approximately RMB 4.2 billion and the area of land use rights subject to leasing shall be revised to approximately 416.7 million square meters.

Our aggregate amount of connected transactions actually occurred during 2008 was RMB 318.6 billion, of which, incoming trade whereby we purchased products or services amounted to RMB 121.5 billion, and outgoing trade whereby we provided products or services amounted to RMB 197.13 billion (including, RMB 197.0 billion of sales of products and services, RMB 19 million of interest earned, RMB 78 million of income from agency fee). In 2008, the products and services provided by Sinopec Group Company (procurement, storage, transportation, exploration and production services, production-related services) to us were RMB 91.9 billion, representing 6.23% of our operating expenses for year 2008, and a decrease of 2.47% compared with 2007. The auxiliary and community services provided by Sinopec Group Company to us were RMB 1.6 billion, representing 0.11% of the operating expenses, and a decrease by 0.62% compared with 2007. The product sales from us to Sinopec Group Company amounted to RMB 80.3 billion, representing 5.53% of our operating revenue. We also paid approximately RMB 368 million as rent in 2008 under the Leasing Agreement for Properties. In 2008, we paid an insurance premium of approximately RMB 1.4 billion to Sinopec Group Company under the terms of its SPI Fund. The amount of rental payable by us to Sinopec Group Company was approximately RMB 4.2 billion in 2008. Please see Note 30 of our consolidated financial statements included elsewhere in this annual report for a detailed discussion of our related party transactions.

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

Dividends may be paid only out of our distributable profits (less allocations to the statutory surplus reserve funds which are 10% of our net income determined in accordance with the PRC Accounting Standards for Business Enterprises ("ASBE") and the discretionary surplus reserve funds) and may be subject to PRC withholding tax. Our articles of association limit our distributable profits to the lower of the amount determined in accordance with the ASBE and IFRS. Subject to the above, we currently expect that we will distribute as dividends up to 40% of our distributable profits.

In accordance with the board resolution adopted on March 27, 2009, our board has proposed dividend of RMB 0.12 per ordinary share for the year ended December 31, 2008. After deducting the interim dividends distribution of RMB 0.03 per ordinary share, the year end dividend is RMB 0.09 per ordinary share. The total dividend to be paid amounted to approximately RMB 7.8 billion. The resolution is subject to the approval by the general shareholders’ meeting.

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

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
Past 6 months		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
	May (up to May 15, 2009)	6.50	6.00	85.82	77.87	10.84	9.98
	April	6.19	5.15	79.77	67.45	10.06	8.78
	March	4.99	3.65	65.13	47.08	9.09	7.95
	February	4.64	4.05	60.86	52.23	9.27	7.83
2009	January	5.26	4.17	67.7	52.41	7.94	7.06
	December	5.43	4.64	71.13	59.48	8.87	7.02
2008	November	5.15	4.25	66.53	50.87	8.42	6.67

Quarterly Data
2009	First Quarter	5.26	3.65	67.70	47.08	9.27	7.06
2008	Fourth Quarter	6.24	3.76	78.35	50.57	10.19	6.67
	Third Quarter	8.38	5.89	110.36	73.26	11.88	8.7
	Second Quarter	8.71	6.78	112.56	86.65	13.81	9.91
	First Quarter	11.66	6.14	146.28	81.43	24.38	11.38
2007	Fourth Quarter	12.96	9.18	178.83	118.19	28.49	19.23
	Third Quarter	9.71	6.93	124.90	90.00	18.99	12.33
	Second Quarter	9.18	6.63	117.44	85.78	15.20	10.04
	First Quarter	7.32	5.67	92.23	72.92	11.20	8.37

Annual Data
2008		11.66	3.76	146.28	50.57	24.38	6.67
2007		12.96	5.67	178.83	72.92	28.49	8.37
2006		7.20	3.775	92.64	47.40	9.15	4.58
2005		3.90	2.75	50.58	35.55	4.66	3.25
2004		3.85	2.475	49.90	32.08	5.77	4.26
___________
Source: Bloomberg

ITEM 10.	ADDITIONAL INFORMATION

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

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 1000001003298. Article 12 of our articles of association provides that our scope of businesses includes, among other things, exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations (for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipments and materials required for the aforementioned overseas projects; dispatch of labor required for the aforementioned overseas projects.

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

The allocations to the statutory surplus reserve fund shall be 10% of our after-tax profits of the current year determined in accordance with ASBE.

The articles of association require us to appoint on behalf of the holders of H shares a receiving agent which is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H shares on behalf of such shareholders. The articles of association require that cash dividends in respect of H shares be declared in Renminbi and paid by us in HK dollars. The depositary of our ADSs will convert such proceeds into US dollars and will remit such converted proceeds to our holders of ADSs. If we record no profit for the year, we may not normally distribute dividends for the year.

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

Taxation of Dividends

Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile and does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, the Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Share (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to overseas-listed shares, such as H shares, are temporarily not subject to Chinese withholding tax.

In a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that the exemption is withdrawn, a 20% tax may be withheld on dividends in accordance with the PRC Individual Income Tax Law and its implementation rules, as amended. The withholding tax may be reduced or exempted under an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on the shares exempted under the Tax Notice.

Foreign Enterprises

In accordance with the new Enterprise Income Tax Law and its implementation rules that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or place of business in China or whose dividends from China do not relate to their establishment or place of business in China, are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Dividends, bonuses and other return based on equity investment that a non-resident enterprise with establishment or place of business in China receives from a resident enterprise and that have actual connection with such establishment or place of business are also exempted from any PRC withholding tax, except of those derived from the publicly traded shares which have been held continuously by the non-resident enterprises for less than 12 months. According to the Notice on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprise to H Share Holders Which Are Overseas Non-resident Enterprises issued by the SAT on November 6, 2008, Chinese resident enterprises are required to withhold PRC enterprise income tax at the rate of 10% on dividends paid for 2008 and later years payable to their respective H Shares holders that are “non-resident enterprises”.

Tax Treaties

Holders resident in countries which have entered into avoidance of double taxation treaties with the PRC may be entitled to a reduction or exemption of the withholding tax imposed on the payment of dividends. The PRC currently has avoidance of double taxation treaties with a number of other countries, which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

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

Taxation of Capital Gains

According to the Tax Notice, gains realized upon the sale of overseas-listed shares issued by PRC companies by foreign individual investors are not subject to tax on capital gains.

In accordance with the new Enterprise Income Tax Law and its implementation rules, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas-listed shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Before the effectiveness of the new Enterprise Income Tax Law, gains realized by foreign enterprises that are holders of overseas-listed shares of a PRC company excluding the shares held through their PRC domestic establishment or place of business were exempted from the withholding tax according to the Tax Notice. However, the effectiveness of such exemption granted by the Tax Notice becomes uncertain in light of the provisions under the new Enterprise Income Tax Law and its implementation rules.

PRC Stamp Tax Considerations

Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October, 1988, PRC stamp tax should not be imposed on the transfer of shares of H Shares or ADSs of PRC publicly traded companies..

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations that are anticipated to be material for US Holders (as defined below) who hold H shares or ADSs. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, non-US Holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or US Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, local or alternative minimum tax considerations. This summary only addresses investors that will hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code (the "Code"). Each holder is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of an in vestment in H shares or ADSs.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2008 and 2007. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2008 and 2007. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

As of December 31, 2008:

	Expected maturity
	2009	2010	2011	2012	2013	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In United States dollar	1,259	-	-	-	-	-	1,259	1,259
In Hong Kong dollar	109	-	-	-	-	-	109	109
In Japanese yen	5	-	-	-	-	-	5	5
In Euro	43	-	-	-	-	-	43	43

Time deposits with financial institutions
In United States dollar	91	-	-	-	-	-	91	91

Liabilities

Debts in United States dollar
Fixed rate	3,074	114	71	57	57	336	3,709	3,702
Average interest rate	4.0%	2.0%	1.5%	1.4%	1.4%	1.4%
Variable rate	4,948	3	3	4	4	7	4,969	4,969
Average interest rate (1)	4.5%	4.9%	4.9%	4.9%	4.9%	4.9%

Debts in Japanese yen
Fixed rate	110	110	79	79	79	734	1,191	1,233
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	309	207	207	207	-	-	930	930
Average interest rate (1)	2.8%	2.9%	2.9%	2.9%	-	-

Debts in Hong Kong dollar
Fixed rate	-	-	-	-	-	9,870	9,870	9,870
Average interest rate	-	-	-	-	-	4.2%
Variable rate	265	-	-	-	-	-	265	265
Average interest rate (1)	0.9%	-	-	-	-	-

Debts in Euro
Fixed rate	84	84	29	-	-	-	197	206
Average interest rate	6.6%	6.6%	6.6%	-	-	-

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2008.

As of December 31, 2007:

	Expected maturity
	2008	2009	2010	2011	2012	thereafter	Total	Fair value
	(RMB equivalent in millions, exceptinterest rates)

Assets

Cash and cash equivalents
In United States dollar	754	-	-	-	-	-	754	754
In Hong Kong dollar	302	-	-	-	-	-	302	302
In Japanese yen	11	-	-	-	-	-	11	11
In Euro	5	-	-	-	-	-	5	5

Liabilities

Debts in United States dollar
Fixed rate	7,960	179	188	125	63	420	8,935	8,877
Average interest rate	5.2%	3.1%	2.8%	2.3%	2.0%	2.0%
Variable rate	1,518	7	3	3	4	11	1,546	1,546
Average interest rate (1)	5.0%	7.3%	7.4%	7.2%	7.0%	6.7%

Debts in Japanese yen
Fixed rate	94	93	92	67	67	689	1,102	1,206
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	262	255	176	176	176	-	1,045	1,045
Average interest rate (1)	2.7%	2.8%	2.9%	2.9%	2.9%	-

Debts in Hong Kong dollar
Fixed rate	25	-	-	-	-	14,106	14,131	14,131
Average interest rate	5.5%	-	-	-	-	4.2%
Variable rate	347	375	-	-	-	-	722	722
Average interest rate (1)	3.9%	4.0%	-	-	-	-

Debts in Euro
Fixed rate	26	26	26	-	-	-	78	81
Average interest rate	6.7%	6.7%	6.7%	-	-	-

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2007.

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2008 and 2007.

As of December 31, 2008:

	Expected maturity
	2009	2010	2011	2012	2013	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)
Assets

Cash and cash equivalents
In Renminbi	5,532	-	-	-	-	-	5,532	5,532
In United States dollar	1,259	-	-	-	-	-	1,259	1,259
In Hong Kong dollar	109	-	-	-	-	-	109	109
In Japanese yen	5	-	-	-	-	-	5	5
In Euro	43	-	-	-	-	-	43	23

Time deposits with financial institutions
In Renminbi	661	-	-	-	-	-	661	661
In United States dollar	91	-	-	-	-	-	91	91

Liabilities

Debts in Renminbi
Fixed rate	78,395	1,550	382	8,580	60	79,705	168,672	172,273	(1)
Average interest rate	3.7%	3.0%	3.0%	2.9%	2.5%	1.5%
Variable rate	11,300	7,923	5,034	2,974	6,139	2,454	35,824	35,824
Average interest rate (2)	6.3%	6.7%	6.7%	6.7%	6.7%	6.8%

Debts in United States dollar
Fixed rate	3,074	114	71	57	57	336	3,709	3,702
Average interest rate	4.0%	2.0%	1.5%	1.4%	1.4%	1.4%
Variable rate	4,948	3	3	4	4	7	4,969	4,969
Average interest rate (2)	4.5%	4.9%	4.9%	4.9%	4.9%	4.9%

Debts in Japanese yen
Fixed rate	110	110	79	79	79	734	1,191	1,233
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	309	207	207	207	-	-	930	930
Average interest rate (2)	2.8%	2.9%	2.9%	2.9%	-	-

Debts in Hong Kong dollar
Fixed rate	-	-	-	-	-	9,870	9,870	9,870
Average interest rate	-	-	-	-	-	4.2%
Variable rate	265	-	-	-	-	-	265	265
Average interest rate (2)	0.9%	-	-	-	-	-

Debts in Euro
Fixed rate	84	84	29	-	-	-	197	206
Average interest rate	6.6%	6.6%	6.6%	-	-	-

(1)
Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2008.

As of December 31, 2007:

	Expected maturity
	2008	2009	2010	2011	2012	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In Renminbi	6,624	-	-	-	-	-	6,624	6,624
In United States dollar	754	-	-	-	-	-	754	754
In Hong Kong dollar	302	-	-	-	-	-	302	302
In Japanese yen	11	-	-	-	-	-	11	11
In Euro	5	-	-	-	-	-	5	5

Time deposits with financial institutions
In Renminbi	668	-	-	-	-	-	668	668

Liabilities

Debts in Renminbi
Fixed rate	49,399	7,554	3,661	82	8,580	55,915	125,191	124,322	(1)
Average interest rate	5.4%	5.2%	5.0%	4.9%	4.9%	0.4%
Variable rate	863	11,115	7,201	4,001	2,101	2,777	28,058	28,058
Average interest rate (2)	6.5%	6.5%	6.8%	6.9%	7.0%	7.0%

Debts in United States dollar
Fixed rate	7,960	179	188	125	63	420	8,935	8,877
Average interest rate	5.2%	3.1%	2.8%	2.3%	2.0%	2.0%
Variable rate	1,518	7	3	3	4	11	1,546	1,546
Average interest rate (2)	5.0%	7.3%	7.4%	7.2%	7.0%	6.7%

Debts in Japanese yen
Fixed rate	94	93	92	67	67	689	1,102	1,206
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	262	255	176	176	176	-	1,045	1,045
Average interest rate (2)	2.7%	2.8%	2.9%	2.9%	2.9%	-

Debts in Hong Kong dollar
Fixed rate	25	-	-	-	-	14,106	14,131	14,131
Average interest rate	5.5%	-	-	-	-	4.2%
Variable rate	347	375	-	-	-	-	722	722
Average interest rate (2)	3.9%	4.0%

Debts in Euro
Fixed rate	26	26	26	-	-	-	78	81
Average interest rate	6.7%	6.7%	6.7%	-	-	-

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

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2008 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2008. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Petroleum & Chemical Corporation:

We have audited China Petroleum & Chemical Corporation and subsidiaries (the ‘‘Group’’)’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Group as of December 31, 2007 and 2008, and the related consolidated statements of income, cash flows and equity for each of the years in the three-year period ended December 31, 2008, and our report dated March 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG
Hong Kong, China
March 27, 2009

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2008, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2007 and 2008:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2007	RMB 85 million	—	—	—
2008	RMB 81 million	—	—	—

Before our principal accountants were engaged by our company or our subsidiaries to render audit or non-audit services, the engagement has been approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES

Under the amended Corporate Governance Rules of New York Stock Exchange (NYSE), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences is listed below:

NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company’s governance practices

Corporate governance guidelines

Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director compensation, director continuing education, annual performance evaluation of the board of directors, etc.

CSRC (China Securities Regulatory Commission) has issued the Corporate Governance Rules, prescribing detailed guidelines on directors of the listed companies, including director selection, the structure of the board of directors and director performance evaluation etc. The Company Law of PRC has specific regulations on the directors’ qualification. Furthermore, CSRC promulgates the guidelines on the senior management training and organizes the relevant training.
The Company has complied with the above mentioned laws or rules.

Director Independence

A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent’’ unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or if the director has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company.

It is required in China that any listed company must establish an independent director system and set forth specific requirements for the qualification of independent directors. For example, an independent director shall not hold any other position in the listed company other than being a director and shall not be influenced by the main shareholders or the controlling persons of the listed company, or by any other entities or persons with whom the listed company has a significant relationship.
The Company has complied with the relevant Chinese corporate governance rules and has implemented internal rules governing the independence and responsibilities of independent directors. The Company determines the independence of independent directors every year.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.
It is stipulated in China that the board of directors of a listed company may, through the resolution of the shareholders’ meeting, establish a nominating committee composed entirely of directors, of which the independent directors shall be the majority and the convener. Up to now, the Company has not set up any nominating committee.

The nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities which, at minimum, must be to: search for eligible people for the board of directors, select and nominate directors for the next session of the shareholders’ annual meeting, study and propose corporate governance guidelines, supervise the evaluation of the board of directors and management, and evaluate the performance of the committee every year.

Relevant responsibilities of the nominating/corporate governance committee are similar to those stipulated by the NYSE rules, but the main responsibilities do not include the research and recommendation of corporate governance guidelines, the supervision of the evaluation of the board of directors and management, or the annual evaluation of the committee.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	It is stipulated in China that the board of directors of a listed company should, through the resolution of shareholders’ meeting, have a compensation and assessment committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

The written charter of the compensation committee must state, at least, the following purposes and responsibilities:
(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and based on such evaluation determine and approve the CEO’s compensation level;
(2) make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation and equity-based plans that are subject to board approval;
(3) produce a committee report on executive compensation as required by the SEC to be included in the annual proxy statement or annual report filed with the SEC.

It is stipulated in China that the responsibilities of the compensation committee are:
(1) to study evaluation standards on the performance of directors and the senior management and submit suggestion to the board of directors;
(2) to study and review the compensation policies on the directors and the senior management.
It is also stipulated that the committee shall produce a report about the committee’s performance in the annual report.
But the committee is not required to produce a report on the executive compensation or make an annual performance evaluation of the committee.

The charter must also include the requirement for an annual performance evaluation of the compensation committee.	The board of directors of the Company has established a compensation and performance evaluation committee composed mainly of independent directors who act as the convener, and the committee has established a written charter complying with the domestic corporate governance rules.

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Securities Exchange Act of 1934 (the “Exchange Act”). It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3b (1) of the Exchange Act.

It is stipulated in China that the board of directors of a listed company should, through the resolution of the shareholders’ meeting, establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

The written charter of the audit committee must specify that the purpose of the audit committee is to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.

The responsibilities of the audit committee are similar to those stipulated by the NYSE rules. It is also stipulated that the committee shall produce a report about the committee’s performance in the annual report.
But according to the domestic practices, the company is not required to make an annual performance evaluation of the audit committee, and the audit committee is not required to prepare an audit report to be included in the company’s annual proxy statement.

The written charter must also require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit committee.	The Board of Directors of the Company has established an audit committee that satisfies relevant domestic and overseas requirements and the audit committee has a written charter.

Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment incentive plans, certain awards and plans in the context of mergers and acquisitions.
The relevant regulations of China require the board of directors propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers shall be approved by the board and announced at the shareholders’ meeting and disclosed to the public upon the approval of the board of directors.

Code of ethics for directors, officers and employees

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
China does not have such requirement for a code for ethics. But, since the directors and officers of the Company have all signed the Director Service Agreement, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRS and Mandatory Provisions to the Charter of Companies Listed Overseas. Meanwhile, the Company establishes The Model Code of Securities Transactions by Corporate Employees and The Rules of The Company’s Shares Transactions by Corporate Directors, Superiors and Senior Managements to regulate the above mentioned people when transacting related securities. In 2008, the Company promulgated the Code for Employees of the Company as the standards of business conduct and ethics of the employees.

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.
No similar requirements.

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

1.1 *	Amendment to the Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 26, 2008 (English translation).

4.1**
Forms of Director Service Contracts dated May 24, 2006 (English translation), incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.2**
Forms of Supervisor Service Contracts dated May 24, 2006 (English translation), incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

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

4.15**
Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 11, 2001 (English translation), incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.16**
Land Use Right Leasing Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2003 (English translation), incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.17**
2004 Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated October 31, 2004 (English translation) , incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.18**
Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation) , incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.19**
Supplemental Agreement on  Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation) , incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.20*	Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2008 (English Translation).

8*	A list of the Registrant's subsidiaries.

12.1*	Certification of Chairman pursuant to Rule 13a-14(a).

12.2*	Certification of President pursuant to Rule 13a-14(a).

12.3*	Certification of CFO pursuant to Rule 13a-14(a).

13*	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b).

*   Filed herewith.
** Incorporated by reference.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries (the ‘‘Group’’) as of December 31, 2007 and 2008, and the related consolidated statements of income, cash flows and equity for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 27, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG
Hong Kong, China
March 27, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Operating revenues
Sales of goods		1,034,888	1,173,869	1,420,321
Other operating revenues	3	26,853	30,974	31,780
		1,061,741	1,204,843	1,452,101

Other income	4	5,161	4,863	50,342

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(854,236)	(970,929)	(1,285,155)
Selling, general and administrative expenses	5	(37,514)	(37,843)	(46,175)
Depreciation, depletion and amortization		(33,554)	(43,315)	(45,823)
Exploration expenses, including dry holes		(7,983)	(11,105)	(8,310)
Personnel expenses	6	(20,956)	(22,745)	(23,285)
Taxes other than income tax	7	(29,330)	(34,304)	(56,799)
Other operating expenses, net	8	(2,697)	(3,601)	(8,773)
Total operating expenses		(986,270)	(1,123,842)	(1,474,320)
Operating income		80,632	85,864	28,123

Finance costs
Interest expense	9	(7,101)	(7,314)	(11,326)
Interest income		538	405	445
Unrealized (loss) / gain on embedded derivative component of the Convertible Bonds	23(f)	—	(3,211)	3,947
Foreign currency exchange losses		(140)	(311)	(954)
Foreign currency exchange gains		890	2,330	3,112
Net finance costs		(5,813)	(8,101)	(4,776)
Investment income		289	1,657	390
Income from associates and jointly controlled entities		3,434	4,044	580
Earnings before income tax		78,542	83,464	24,317
Tax (expense) / benefit	10	(23,504)	(24,721)	1,883
Net income		55,038	58,743	26,200

Attributable to:
Equity shareholders of the Company		53,603	56,533	29,769
Minority interests		1,435	2,210	(3,569)
Net income		55,038	58,743	26,200

Earnings per share:
Basic	11	0.62	0.65	0.34
Diluted	11	0.62	0.65	0.30

Weighted average number of shares	11	86,702	86,702	86,702

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(Amounts in millions)

		December 31,
	Note	2007	2008
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		7,696	6,948
Time deposits with financial institutions		668	752
Trade accounts receivable, net	12	22,947	12,989
Bills receivable		12,851	3,659
Inventories	13	116,032	95,255
Prepaid expenses and other current assets	14	24,922	34,924
Income tax receivable		—	9,784
Total current assets		185,116	164,311
Non-current assets
Property, plant and equipment, net	15	375,142	403,265
Construction in progress	16	95,408	121,886
Goodwill	17	15,490	14,237
Interest in associates	18	16,865	15,595
Interest in jointly controlled entities	19	12,723	11,781
Investments	20	3,194	1,483
Deferred income tax assets	22	10,439	12,810
Lease prepayments		8,224	10,817
Long-term prepayments and other assets	21	10,124	11,642
Total non-current assets		547,609	603,516
Total assets		732,725	767,827
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	23	44,654	74,896
Loans from Sinopec Group Company and its affiliates	23	15,840	23,587
Trade accounts payable	24	93,049	56,667
Bills payable	24	12,162	17,493
Accrued expenses and other payables	25	89,171	101,878
Income tax payable		10,479	16
Total current liabilities		265,355	274,537
Non-current liabilities
Long-term debts	23	83,134	90,254
Loans from Sinopec Group Company and its affiliates	23	37,180	36,890
Deferred income tax liabilities	22	5,636	5,235
Other liabilities	26	8,662	11,589
Total non-current liabilities		134,612	143,968
Total liabilities		399,967	418,505
Equity
Share capital	27	86,702	86,702
Reserves	28	220,731	241,967
Total equity attributable to equity shareholders of the Company		307,433	328,669
Minority interests		25,325	20,653
Total equity		332,758	349,322
Total liabilities and equity		732,725	767,827

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory surplus reserve	Statutory public welfare fund	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2006	86,702	(19,217)	18,072	26,342	13,514	13,514	7,000	2,785	77,387	226,099	31,174	257,273
Net income recognized directly in equity:
Unrealized gain for the change in fair value of available-for-sale financial assets, net of deferred tax	—	—	—	—	—	—	—	34	—	34	—	34
Net income	—	—	—	—	—	—	—	—	53,603	53,603	1,435	55,038
Total recognized income for the year	—	—	—	—	—	—	—	34	53,603	53,637	1,435	55,072
Final dividend for 2005	—	—	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2006	—	—	—	—	—	—	—	—	(3,468)	(3,468)	—	(3,468)
Appropriation (Note 28 (d) and (f))	—	—	—	—	5,066	—	20,000	—	(25,066)	—	—	—
Statutory public welfare fund transferred to statutory surplus reserve (Note 28 (e))	—	—	—	—	13,514	(13,514)	—	—	—	—	—	—
Revaluation surplus realized	—	—	—	(1,590)	—	—	—	—	1,590	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	—	704	(704)	—	—	—
Transfer from other reserves to capital reserve	—	(2,373)	—	—	—	—	—	2,373	—	—	—	—
Distribution to Sinopec Group Company (Note 28 (g))	—	—	—	—	—	—	—	(631)	—	(631)	—	(631)
Consideration for the Acquisition of Oil Production Plants (Note 1)	—	—	—	—	—	—	—	(3,500)	—	(3,500)	—	(3,500)
Acquisitions of non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	(9,730)	(9,730)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	—	187	187
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(743)	(743)
Balance as of December 31, 2006	86,702	(21,590)	18,072	24,752	32,094	—	27,000	1,758	95,546	264,334	22,323	286,657

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007	86,702	(21,590)	18,072	24,752	32,094	27,000	1,758	95,546	264,334	22,323	286,657
Net income recognized directly in equity:
Unrealized gain for the change in fair value of available-for-sale financial assets, net of deferred tax (Note 28 (k))	—	—	—	—	—	—	2,892	—	2,892	145	3,037
Effect of change in tax rate (Note 22 (ii))	—	—	—	—	—	—	(54)	—	(54)	17	(37)
Net income	—	—	—	—	—	—	—	56,533	56,533	2,210	58,743
Total recognized income for the year	—	—	—	—	—	—	2,838	56,533	59,371	2,372	61,743
Final dividend for 2006	—	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2007	—	—	—	—	—	—	—	(4,335)	(4,335)	—	(4,335)
Adjustment to statutory surplus reserve (Note 28 (d))	—	—	—	—	235	—	—	(235)	—	—	—
Appropriation (Note 28 (d))	—	—	—	—	5,468	—	—	(5,468)	—	—	—
Revaluation surplus realized	—	—	—	(638)	—	—	—	638	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	(151)	151	—	—	—
Transfer from other reserves to capital reserve	—	(1,062)	—	—	—	—	1,062	—	—	—	—
Contribution from Sinopec Group Company (Note 28 (g))	—	—	—	—	—	—	68	—	68	—	68
Consideration for the Acquisition of Refinery Plants (Note 1)	—	—	—	—	—	—	(2,468)	—	(2,468)	—	(2,468)
Contributions from minority interests net of distributions	—	—	—	—	—	—	—	—	—	630	630
Balance as of December 31, 2007	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Minority interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	86,702	(22,652)	18,072	24,114	37,797	27,000	3,100	133,300	307,433	25,325	332,758
Net loss recognized directly in equity:
Unrealized loss for the change in fair value of available-for-sale financial assets, net of deferred tax (Note 28 (k))	—	—	—	—	—	—	(2,320)	—	(2,320)	(118)	(2,438)
Net income	—	—	—	—	—	—	—	29,769	29,769	(3,569)	26,200
Total recognized income / (loss) for the year	—		—	—	—	—	(2,320)	29,769	27,449	(3,687)	23,762
Issuance of the Bonds with Warrants (Note 23 (g))	—	6,879	—	—	—	—	—	—	6,879	—	6,879
Final dividend for 2007	—	—	—	—	—	—	—	(9,971)	(9,971)	—	(9,971)
Interim dividend for 2008	—	—	—	—	—	—	—	(2,601)	(2,601)	—	(2,601)
Adjustment to the statutory surplus reserve (Note 28 (d))	—	—	—	—	1,189	—	—	(1,189)	—	—	—
Appropriation (Note 28 (d) and (f))	—	—	—	—	4,092	20,000	—	(24,092)	—	—	—
Revaluation surplus realized	—	—	—	(347)	—	—	—	347	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	—	(6)	6	—	—	—
Acquisitions of non-controlling interests of subsidiaries	—	(318)	—	—	—	—	—	—	(318)	(617)	(935)
Distribution to Sinopec Group Company (Note 28 (b))	—	(202)	—	—	—	—	—	—	(202)	—	(202)
Distributions to minority interests net of contributions	—	—	—	—	—	—	—	—	—	(368)	(368)
Balance as of December 31, 2008	86,702	(16,293)	18,072	23,767	43,078	47,000	774	125,569	328,669	20,653	349,322
See accompanying notes to consolidated financial statements.

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in millions)

		Years ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Net cash generated from operating activities	(a)	92,507	119,594	67,712
Investing activities
Capital expenditure		(71,278)	(99,946)	(99,636)
Exploratory wells expenditure		(7,985)	(9,913)	(8,380)
Purchase of investments and investments in associates		(3,763)	(1,581)	(3,089)
Purchase of subsidiaries, net of cash acquired		(1,361)	(3,968)	—
Proceeds from disposal of investments and investments in associates		776	1,441	1,366
Proceeds from disposal of property, plant and equipment		415	413	263
Acquisitions of non-controlling interests of subsidiaries		(20,610)	—	(598)
Purchase of time deposits with financial institutions		(916)	(3,373)	(1,442)
Proceeds from maturity of time deposits with financial institutions		1,337	3,340	1,358
Net cash used in investing activities		(103,385)	(113,587)	(110,158)
Financing activities
Proceeds of issuance of convertible bonds, net of issuance costs		—	11,368	29,850
Proceeds of issuance of corporate bonds		22,689	35,000	15,000
Proceeds from bank and other loans		773,842	768,039	1,147,279
Repayments of corporate bonds		(21,000)	(12,000)	(10,000)
Repayments of bank and other loans		(761,569)	(788,793)	(1,125,333)
Distributions to minority interests		(852)	(593)	(1,404)
Contributions from minority interests		1,255	1,223	1,137
Dividend paid		(11,271)	(13,872)	(12,572)
Distributions to Sinopec Group Company		(216)	(5,682)	(2,180)
Net cash generated from / (used in) financing activities		2,878	(5,310)	41,777
Net (decrease) / increase in cash and cash equivalents		(8,000)	697	(669)
Cash and cash equivalents as of January 1		15,088	7,063	7,696
Effect of foreign currency exchange rate changes		(25)	(64)	(79)
Cash and cash equivalents as of December 31		7,063	7,696	6,948

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Operating activities
Earnings before income tax	78,542	83,464	24,317
Adjustment for:
Depreciation, depletion and amortization	33,554	43,315	45,823
Dry hole costs	3,960	6,060	4,236
Income from associates and jointly controlled entities	(3,434)	(4,044)	(580)
Investment income	(289)	(1,657)	(390)
Interest income	(538)	(405)	(445)
Interest expense	7,101	7,314	11,326
Unrealized gain on foreign currency exchange rate changes and derivative financial instruments	(657)	(1,463)	(2,228)
Loss / (gain) on disposal of property, plant and equipment, net	1,647	549	(248)
Impairment losses on long-lived assets	825	3,106	8,500
Gain on non-monetary contribution to a jointly controlled entity	—	(1,315)	—
Unrealized loss / (gain) on embedded derivative component of the convertible bonds	—	3,211	(3,947)
	120,711	138,135	86,364
(Increase) / decrease in trade accounts receivable	(2,187)	(6,613)	10,817
(Increase) / decrease in bills receivable	(1,729)	(4,130)	9,193
(Increase) / decrease in inventories	(2,901)	(20,493)	20,799
Decrease / (increase) in prepaid expenses and other current assets	583	(2,536)	(10,581)
Increase in lease prepayments	(577)	(4,128)	(2,593)
(Increase) / decrease in long-term prepayments and other assets	(1,111)	3,288	1,928
(Decrease) / increase in trade accounts payable	(1,278)	39,176	(37,234)
(Decrease) / increase in bills payable	(1,511)	(9,710)	5,331
Increase in accrued expenses and other payables	10,148	18,396	11,269
Increase / (decrease) in other liabilities	36	(207)	442
	120,184	151,178	95,735
Interest received	541	404	446
Interest paid	(8,525)	(6,971)	(11,079)
Investment and dividend income received	649	2,657	3,682
Income tax paid	(20,342)	(27,674)	(21,072)
Net cash generated from operating activities	92,507	119,594	67,712

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in millions, except per share data and except otherwise stated)

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

As part of the Reorganization, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On February 25, 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on February 25, 2000 represented the entire registered and issued share capital of the Company as of that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals.

Basis of preparation

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

Pursuant to the resolution passed at the Directors’ meeting on December 28, 2007, the Group acquired the controlling equity interests of Zhanjiang Dongxing Petrochemical Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively “Refinery Plants”) from Sinopec Group Company (hereinafter referred to as the “Acquisition of Refinery Plants”). In accordance with the acquisition agreement with Sinopec Group Company, the Group paid a cash consideration of RMB 2,468 to Sinopec Group Company during the year ended December 31, 2007, which is subject to further adjustment, if any, made by State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”). During the year ended December 31, 2008, the consideration was adjusted by SASAC and the Group paid an additional cash consideration of RMB 96 to Sinopec Group Company.

As the Group, Sinopec Hainan, Oil Production Plants and Refinery Plants are under the common control of Sinopec Group Company, the Acquisitions of Sinopec Hainan, Oil Production Plants and Refinery Plants (collectively the “Acquired Group”) have been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to these acquisitions have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis. The differences between the total consideration paid over the amount of the net assets of the Acquired Group were accounted for as equity transactions.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the principal accounting policies adopted by the Group are set out in Note 2.

The IASB has issued certain new and revised IFRS that are first effective or available for early adoption for the current accounting period of the Group. There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments, except for the early adoption of revised IFRS 3 “Business Combinations” (“revised IFRS 3”) and the amended IAS 27 “Consolidated and Separate Financial Statements” (“amended IAS 27”).  The impact of the early adoptions of revised IFRS 3 and amended IAS 27, which have been applied prospectively, is that any changes in the Company’s ownership interests in a subsidiary on or after January 1, 2008 that do not result in a loss of control are recognized as equity transactions. The early adoptions of revised IFRS 3 and amended IAS 27 did not have a significant impact to the Group’s consolidated financial statements for the year ended December 31, 2008.

The Group has not adopted any other new standard or interpretation that is not yet effective for the current accounting period (Note 36).

The accompanying financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(f)) and by the remeasurement of available-for-sale securities (Note 2(k)), derivative financial instruments (Note 2(p)) and derivative component of the convertible bonds (Note 2(o)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the following financial year are disclosed in Note 35.

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
(Amounts in millions, except per share data and except otherwise stated)

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

The particulars of the Group’s principal subsidiaries are set out in Note 33.

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

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

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

Trade, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(l)). Trade, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial asset to another party without retaining control or substantially all risks and rewards of the assets.

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
(Amounts in millions, except per share data and except otherwise stated)

(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use.  Subsequent to the revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated statements of income in the year in which it is incurred.

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

Depreciation is provided to write off the cost / revalued amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment, and others	4 to 18 years
Oil depots, storage tanks and service stations	8 to 25 years

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

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at a credit-adjusted risk-free rate and are capitalized as oil and gas properties, which are subsequently amortized as part of the costs of the oil and gas properties.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)
(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less the accumulated amount charged to expense and impairment losses (Note 2(l)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

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

Prior to January 1, 2008, the acquisition of the minority interests (or non-controlling interests) of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognized as goodwill. From January 1, 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognized in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(l)). In respect of associates and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associates or jointly controlled entities.

(k)	Investments

Investment in available-for-sale financial assets are carried at fair value with any change in fair value recognized directly in equity.  When these investments are derecognized or impaired, the cumulative gain or loss previously recognized directly in equity is recognized in the consolidated statements of income.  Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (Note 2(l)).

(l)	Impairment of assets

(i)       Trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market, other than investments in associates and jointly controlled entities, are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.  If any such evidence exists, an impairment loss is determined and recognized.

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
(Amounts in millions, except per share data and except otherwise stated)

(ii)	Impairment of other long-lived assets is accounted for as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayment and investments in associates and jointly controlled entities, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.  For goodwill, the recoverable amount is estimated at each balance sheet date.

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

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognized for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as an income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognized as an expense in the consolidated statements of income; a reversal of such impairment loss is recognized as an income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred.  An impairment loss in respect of goodwill is not reversed.

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

(o)       Convertible bonds

(i)       Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognized as the liability component is recognized as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

The liability component is subsequently carried at amortized cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognized in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to retained earnings.

(ii)       Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value.  Any excess of proceeds over the amount initially recognized as the derivative component is recognized as the liability component.  Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds.  The portion of the transaction costs relating to the liability component is recognized initially as part of the liability.  The portion relating to the derivative component is recognized immediately as an expense in the consolidated statements of income.

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

(p)       Derivative financial instruments

Derivative financial instruments are recognized initially at fair value.  At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement of derivative financial instruments to fair value, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, is recognized in the consolidated statements of income.

(q)       Provisions and contingent liability

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
(Amounts in millions, except per share data and except otherwise stated)

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

(r)	Revenue recognition

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

(s)	Borrowing costs

Borrowing costs are expensed in the consolidated statements of income in the period in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(t)	Repairs and maintenance expenditure

Repairs and maintenance expenditure is expensed as incurred.

(u)	Environmental expenditures

Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and / or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(v)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred.  Research and development expense amounted to RMB 2,902, RMB 3,419 and RMB 3,427 for the years ended December 31, 2006, 2007 and 2008, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)
(w)	Operating leases

Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases.

(x)	Employee benefits

The contributions payable under the Group’s retirement plans are recognized as an expense in the consolidated statements of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 31.

Termination benefits, such as employee reduction expenses, are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(y)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled.  The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statements of income, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to equity.

The tax value of losses expected to be available for utilization against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(z)	Dividends

Dividends are recognized as a liability in the period in which they are declared.

(aa)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and / or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

Management evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

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
(Amounts in millions, except per share data and except otherwise stated)

primarily of short-term and long-term debts, loans from Sinopec Group Company and its affiliates, income tax payable and deferred tax liabilities.

Interest in and share of income from associates and jointly controlled entities are included in the segments in which the associates and jointly controlled entities operate.

3.	OTHER OPERATING REVENUES

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Sale of materials, service and others	26,469	30,604	31,289
Rental income	384	370	491
	26,853	30,974	31,780

4.	OTHER INCOME

During the years ended December 31, 2006, 2007 and 2008, the Group recognized grant income of RMB 5,161, RMB 4,863 and RMB 50,342, respectively. These government grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective years. There are no unfulfilled conditions and other contingencies attached to the receipts of these grants. There is no assurance that the Group will continue to receive such grant in the future.

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Operating lease charges	6,116	5,897	6,986
Impairment losses
- trade accounts receivable	438	295	143
- other receivables	107	143	85

6.	PERSONNEL EXPENSES

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Wages and salaries	15,679	17,763	17,669
Staff welfare	2,012	885	1,271
Contributions to retirement schemes (Note 31)	2,394	2,806	2,861
Social security contributions	871	1,291	1,484
	20,956	22,745	23,285

7.	TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Consumption tax	14,718	16,324	17,524
Special oil income levy	8,747	11,208	32,823
City construction tax	3,096	3,670	3,340
Education surcharge	1,651	1,922	1,828
Resources tax	854	882	857
Business tax	264	298	427
	29,330	34,304	56,799

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Consumption tax is levied on producers of gasoline, diesel, naphtha, fuel oil, jet fuel, lubricant oil and solvent oil based on a tariff rate applied to the volume of sales. Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8.	OTHER OPERATING EXPENSES, NET

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Fines, penalties and compensations	65	73	105
Donations	98	158	104
Employee reduction expenses (i)	236	399	306
Loss / (gain) on disposal of property, plant and equipment, net	1,647	549	(248)
Impairment losses on long-lived assets (ii)	825	3,106	8,500
Gain on non-monetary contribution to a jointly controlled entity (iii)	—	(1,315)	—
Gain from debt extinguishment (iv)	(486)	—	—
Others	312	631	6
	2,697	3,601	8,773

Note:
(i)
During the year ended December 31, 2006, in accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 236 in respect of the voluntary termination of approximately 4,000 employees.

During the year ended December 31, 2007, in accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 399 in respect of the voluntary termination of approximately 5,000 employees.

During the year ended December 31, 2008, in accordance with the Group’s voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 306 in respect of the voluntary termination of approximately 4,900 employees.

(ii)
The primary factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 552, RMB 481 and RMB 5,991 for the years ended December 31, 2006, 2007 and 2008, respectively, that comprised of impairment losses of RMB 552, RMB 481 and RMB 4,600 of property, plant and equipment in the E&P segment (Note 15) for the years ended December 31, 2006, 2007 and 2008, respectively, and RMB 1,391 of goodwill in respect of Sinopec Zhongyuan (Note 17) for the year ended December 31, 2008, was downward reserves estimation for certain oil fields resulting from lower oil and gas pricing. The carrying values of these E&P properties and associated goodwill were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset and goodwill impairment.

Impairment losses recognized on long-lived assets of the refining segment were RMB nil, RMB 1,070 and RMB 270 for the years ended December 31, 2006, 2007 and 2008, respectively, that comprised of impairment losses of RMB 916 and RMB 270 of property, plant and equipment for the years ended December 31, 2007 and 2008, respectively, and an impairment loss of RMB 154 of construction in progress for the year ended December 31, 2007. Impairment losses recognized on property, plant and equipment of the chemicals segment were RMB 250, RMB 318 and RMB 1,511 for the years ended December 31, 2006, 2007 and 2008, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use and a refining construction in progress.  The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities.  The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to the drop in profit margin caused by the adverse changes in the business environment.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Impairment losses recognized on long-lived assets of the marketing and distribution segment of RMB 23, RMB 1,237 and RMB 709 for the years ended December 31, 2006, 2007 and 2008, respectively, that comprised of impairment losses of RMB 23, RMB 1,194 and RMB 698 of property, plant and equipment for the years ended December 31, 2006, 2007 and 2008, respectively, and impairment losses of RMB 43 and RMB 11 of construction in progress for the years ended December 31, 2007 and 2008, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years.  In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

(iii)
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

(iv)	During the year ended December 31, 2006, a subsidiary of the Group reached an agreement with a bank to waive loan principal balance and related interest payable totaling RMB 486.

9.	INTEREST EXPENSE

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Interest expense incurred	8,595	7,927	12,465
Less: Interest expense capitalized*	(1,494)	(966)	(1,569)
	7,101	6,961	10,896
Accretion expenses (Note 26)	—	353	430
Interest expense	7,101	7,314	11,326
* Interest rates per annum at which borrowing costs were Capitalized for construction in progress	3.6% to 6.1%	3.6% to 7.1%	3.8% to 7.1%

10.	INCOME TAX

Income tax in the consolidated statements of income represents:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Current tax
- Provision for the year	23,980	28,628	609
- Under-provision in prior years	260	249	216
Deferred taxation (Note 22)	(736)	(4,156)	(2,708)
	23,504	24,721	(1,883)

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Reconciliation between actual income tax expense / (benefit) and the expected income tax at applicable statutory tax rates is as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Earnings before income tax	78,542	83,464	24,317
Expected PRC income tax expense at statutory tax rates of 33%, 33% and 25% in 2006, 2007 and 2008, respectively	25,919	27,543	6,079
Tax effect of differential tax rate (i)	(2,047)	(1,959)	1,213
Tax effect of non-deductible expenses	535	1,400	864
Tax effect of non-taxable income (iii)	(1,438)	(3,767)	(11,203)
Tax effect of tax losses not recognized	324	103	948
Under-provision in prior years	260	249	216
Tax credit for domestic equipment purchases	(49)	(500)	—
Effect of change in tax rate on deferred tax (ii)	—	1,652	—
Actual income tax expense / (benefit) .	23,504	24,721	(1,883)

Substantially all earnings before income tax and related tax expense / (benefit) is from PRC sources.

Notes:

(i)
During the years ended December 31, 2006, 2007 and 2008, the provision for PRC current income tax is based on statutory rates of 33%, 33% and 25%, respectively, of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15% or 18%.

(ii)
On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which took effect on January 1, 2008. According to the new tax law, a unified corporate income tax rate of 25% is applied to PRC entities; however certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from January 1, 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is reduced from 33% to 25% from January 1, 2008. Based on a tax notice issued by the State Council on December 26, 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012 onward, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% in 2008, 2009 and 2010 and will be increased to 25% from January 1, 2011.

(iii)	The tax effect of non-taxable income for the year ended December 31, 2008 primarily related to the grant income.

11.	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the net income attributable to ordinary equity shareholders of the Company of RMB 53,603 and RMB 56,533 for the years ended December 31, 2006 and 2007, respectively, and the weighted average number of shares of 86,702,439,000 for each of the years ended December 31, 2006 and 2007. For the year ended December 31, 2007, diluted earnings per share is calculated on the same basis as basic earnings per share, since the effect of the Convertible Bonds (Note 23(f)) was anti-dilutive for that year.

The calculation of basic earnings per share for the year ended December 31, 2008 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 29,769 and the weighted average number of the shares of 86,702,439,000. The calculation of diluted earnings per share for the year ended December 31, 2008 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 26,592 and the weighted average number of the shares of 87,789,799,595 calculated as follows:

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

(i)        Net income attributable to ordinary equity shareholders of the Company (diluted)

2008
RMB

Net income attributable to ordinary equity shareholders of the Company	29,769
After tax effect of exchange gain net of interest expense of the Convertible Bonds	(217)
After tax effect of unrealized gain on embedded derivative component of the Convertible Bonds	(2,960)
Net income attributable to ordinary equity shareholders of the Company (diluted)	26,592

(ii)       Weighted average number of shares (diluted)

2008
Number of
shares

Weighted average number of shares as of December 31	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595
Weighted average number of shares (diluted) as of December 31	87,789,799,595

 The calculation of diluted earnings per share for the year ended December 31, 2008 excludes the effect of the Warrants (Note 23(g)), since it did not have any dilutive effect.

12.	TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2007	2008
	RMB	RMB
Amounts due from third parties	21,839	11,289
Amounts due from Sinopec Group Company and its affiliates	2,240	2,673
Amounts due from associates and jointly controlled entities	1,750	1,408
	25,829	15,370
Less: Impairment losses for bad and doubtful debts	(2,882)	(2,381)
	22,947	12,989

Impairment losses for bad and doubtful debts are analyzed as follows:

	2006	2007	2008
	RMB	RMB	RMB
Balance as of January 1	3,151	3,345	2,882
Impairment losses recognized for the year	438	295	143
Reversal of impairment losses	(153)	(204)	(254)
Written off	(91)	(554)	(390)
Balance as of December 31	3,345	2,882	2,381

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

13.	INVENTORIES

	December 31,
	2007	2008
	RMB	RMB
Crude oil and other raw materials	70,739	53,258
Work in progress	11,823	10,713
Finished goods	35,040	35,759
Spare parts and consumables	3,002	4,464
	120,604	104,194
Less: Allowance for diminution in value of inventories	(4,572)	(8,939)
	116,032	95,255

Allowance for diminution in value of inventories is analyzed as follows:

	2006	2007	2008
	RMB	RMB	RMB
Balance as of January 1	897	871	4,572
Allowance for the year	419	3,962	8,527
Reversal of allowance on disposal	(317)	(131)	(64)
Written off	(128)	(130)	(4,096)
Balance as of December 31	871	4,572	8,939

During the years ended December 31, 2006, 2007 and 2008, the cost of inventories recognized as an expense in the consolidated statements of income of RMB 887,319, RMB 1,008,384 and RMB 1,327,970, respectively, which includes the write-down of inventories, that primarily related to the refining and chemicals segment, of RMB 419, RMB 3,962 and RMB 8,527, respectively, and the reversal of write-down of inventories made in prior years of RMB 445, RMB 261 and RMB 4,160, respectively, that mainly was due to the sales of inventories.  The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statements of income.

14.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2007	2008
	RMB	RMB
Advances to third parties	1,418	1,242
Amounts due from Sinopec Group Company and its affiliates	6,719	3,896
Other receivables	1,597	3,566
Purchase deposits and other assets	3,817	4,819
Prepayments in connection with construction work and equipment purchases	4,683	3,176
Prepaid value-added tax and customs duty	6,325	17,457
Amounts due from associates and jointly controlled entities	363	654
Derivative financial instruments – foreign exchange contracts	—	114
	24,922	34,924

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

By segment:
	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost / valuation:
Balance as of January 1, 2007	241,364	151,956	86,108	176,717	4,869	661,014
Additions	7,367	506	289	269	247	8,678
Transferred from construction in progress	35,851	10,768	5,726	6,244	1,316	59,905
Acquisitions (ii)	—	—	2,474	—	—	2,474
Reclassification	(7)	(78)	94	(9)	—	—
Contributed to a jointly controlled entity (Note 8 (iii))	—	(4,317)	—	—	—	(4,317)
Reclassification to lease prepayments and other assets	—	(322)	(1,345)	(672)	(27)	(2,366)
Disposals	(392)	(1,027)	(2,191)	(1,425)	(207)	(5,242)
Balance as of December 31, 2007	284,183	157,486	91,155	181,124	6,198	720,146
Balance as of January 1, 2008	284,183	157,486	91,155	181,124	6,198	720,146
Additions	1,598	509	588	688	162	3,545
Transferred from construction in progress	35,701	23,385	9,877	4,683	2,605	76,251
Acquisitions (ii)	17,943	—	—	—	—	17,943
Reclassification	(105)	(3,603)	(250)	3,952	6	—
Reclassification to lease prepayments and other assets	—	(247)	(314)	(41)	(202)	(804)
Disposals	(198)	(486)	(952)	(928)	(28)	(2,592)
Balance as of December 31, 2008	339,122	177,044	100,104	189,478	8,741	814,489

Accumulated depreciation:
Balance as of January 1, 2007	112,050	69,257	17,154	104,959	1,837	305,257
Depreciation charge for the year	18,161	8,899	5,788	8,734	634	42,216
Acquisitions (ii)	—	—	916	—	—	916
Impairment losses for the year (Note 8 (ii))	481	916	1,194	318	—	2,909
Reclassification	131	(204)	82	(9)	—	—
Contributed to a jointly controlled entity (Note 8 (iii))	—	(3,078)	—	—	—	(3,078)
Reclassification to lease prepayments and other assets	—	—	(190)	(56)	—	(246)
Written back on disposals	(140)	(431)	(1,142)	(1,164)	(93)	(2,970)
Balance as of December 31, 2007	130,683	75,359	23,802	112,782	2,378	345,004
Balance as of January 1, 2008	130,683	75,359	23,802	112,782	2,378	345,004
Depreciation charge for the year	22,040	9,412	4,610	8,234	716	45,012
Acquisitions (ii)	16,401	—	—	—	—	16,401
Impairment losses for the year (Note 8 (ii))	4,600	270	698	1,511	19	7,098
Reclassification	(194)	(499)	13	686	(6)	—
Reclassification to lease prepayments and other assets	—	—	(73)	(1)	(16)	(90)
Written back on disposals	(182)	(421)	(766)	(809)	(23)	(2,201)
Balance as of December 31, 2008	173,348	84,121	28,284	122,403	3,068	411,224

Net book value:
Balance as of January 1, 2007	129,314	82,699	68,954	71,758	3,032	355,757
Balance as of December 31, 2007	153,500	82,127	67,353	68,342	3,820	375,142
Balance as of December 31, 2008	165,774	92,923	71,820	67,075	5,673	403,265

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

By asset class:
	Buildings	Oil and gas properties	Oil depots, storage tanks and service stations	Plant, machinery, equipment and others	Total
	RMB	RMB	RMB	RMB	RMB
Cost / valuation:
Balance as of January 1, 2007	47,379	218,693	90,249	304,693	661,014
Additions	199	7,264	370	845	8,678
Transferred from construction in progress	684	33,423	7,289	18,509	59,905
Acquisitions (ii)	1,423	—	949	102	2,474
Reclassification	349	(7)	(446)	104	—
Contributed to a jointly controlled entity (Note 8 (iii))	(749)	—	—	(3,568)	(4,317)
Reclassification to lease prepayments and other assets	(1,941)	—	—	(425)	(2,366)
Disposals	(1,044)	—	(1,411)	(2,787)	(5,242)
Balance as of December 31, 2007	46,300	259,373	97,000	317,473	720,146

Balance as of January 1, 2008	46,300	259,373	97,000	317,473	720,146
Additions	195	1,482	319	1,549	3,545
Transferred from construction in progress	5,887	32,218	12,387	25,759	76,251
Acquisitions (ii)	548	—	—	17,395	17,943
Reclassification	49	(176)	363	(236)	—
Reclassification to lease prepayments and other assets	(543)	—	(27)	(234)	(804)
Disposals	(227)	—	(1,118)	(1,247)	(2,592)
Balance as of December 31, 2008	52,209	292,897	108,924	360,459	814,489

Accumulated depreciation:
Balance as of January 1, 2007	22,728	102,382	17,868	162,279	305,257
Depreciation charge for the year	1,740	16,304	4,409	19,763	42,216
Acquisitions (ii)	472	—	350	94	916
Impairment losses for the year	337	437	961	1,174	2,909
Reclassification	736	(66)	471	(1,141)	—
Contributed to a jointly controlled entity (Note 8 (iii))	(448)	—	—	(2,630)	(3,078)
Reclassification to lease prepayments and other assets	(245)	—	—	(1)	(246)
Written back on disposals	(333)	—	(756)	(1,881)	(2,970)
Balance as of December 31, 2007	24,987	119,057	23,303	177,657	345,004

Balance as of January 1, 2008	24,987	119,057	23,303	177,657	345,004
Depreciation charge for the year	2,025	20,254	5,044	17,689	45,012
Acquisitions (ii)	236	—	—	16,165	16,401
Impairment losses for the year	522	4,530	632	1,414	7,098
Reclassification	(124)	(231)	265	90	—
Reclassification to lease prepayments and other assets	(76)	—	(6)	(8)	(90)
Written back on disposals	(169)	—	(991)	(1,041)	(2,201)
Balance as of December 31, 2008	27,401	143,610	28,247	211,966	411,224

Net book value:
Balance as of 1 January 1, 2007	24,651	116,311	72,381	142,414	355,757
Balance as of December 31, 2007	21,313	140,316	73,697	139,816	375,142
Balance as of December 31, 2008	24,808	149,287	80,677	148,493	403,265
Notes:

(i)
The additions to the exploration and production segment and oil and gas properties of the Group for the years ended December 31, 2007 and 2008 included RMB 7,211 and RMB 1,482, respectively, of the estimated dismantlement costs for site restoration (Note 26).

(ii)
During the year ended December 31, 2007, the Group acquired the entire equity interests of certain service stations companies incorporated in Hong Kong (“Hong Kong service stations”).  During the year ended December 31, 2008, the Group acquired Downhole Assets from Sinopec Group Company (Note 30).

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

16.           CONSTRUCTION IN PROGRESS

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	16,420	15,439	10,288	7,025	3,699	52,871
Additions	60,135	22,209	10,448	16,025	2,873	111,690
Dry hole costs written off	(6,060)	—	—	—	—	(6,060)
Transferred to property, plant and equipment	(35,851)	(10,768)	(5,726)	(6,244)	(1,316)	(59,905)
Reclassification to lease prepayments and other assets	(203)	(144)	(1,969)	(54)	(20)	(2,390)
Impairment losses for the year (Note 8 (ii))	—	(154)	(43)	—	—	(197)
Contributed to a jointly controlled entity (Note 8 (iii))	—	(601)	—	—	—	(601)
Balance as of December 31, 2007	34,441	25,981	12,998	16,752	5,236	95,408

Balance as of January 1, 2008	34,441	25,981	12,998	16,752	5,236	95,408
Additions	61,750	12,647	12,791	20,536	2,073	109,797
Dry hole costs written off	(4,236)	—	—	—	—	(4,236)
Transferred to property, plant and equipment	(35,701)	(23,385)	(9,877)	(4,683)	(2,605)	(76,251)
Reclassification to lease prepayments and other assets	(154)	(200)	(1,340)	(108)	(1,019)	(2,821)
Reclassification	97	2,846	(292)	(2,732)	81	—
Impairment losses for the year (Note 8 (ii))	—	—	(11)	—	—	(11)
Balance as of December 31, 2008	56,197	17,889	14,269	29,765	3,766	121,886

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2006	2007	2008
	RMB	RMB	RMB
At beginning of year .	3,573	4,771	6,294
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves .	3,241	4,874	4,613
Transferred to oil and gas properties based on the determination of proved reserves .	(305)	(568)	(1,008)
Dry hole costs written off	(1,738)	(2,783)	(2,066)
At end of year .	4,771	6,294	7,833

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2006	2007	2008
	RMB	RMB	RMB
One year or less	4,393	5,701	7,113
Over one year	378	593	720
	4,771	6,294	7,833

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2006, 2007 and 2008 amounted to RMB 3,878, RMB 4,640 and RMB 3,789, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

17.           GOODWILL

	2007	2008
	RMB	RMB
Cost:
Balance as of January 1	14,325	15,490
Net additions and exchange adjustments	1,165	138
Balance as of December 31	15,490	15,628

Accumulated impairment losses:
Balance as of January 1	—	—
Impairment losses for the year	—	(1,391)
Balance as of December 31	—	(1,391)

Net book value
Balance as of December 31	15,490	14,237

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2007	2008
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	3,952	3,952
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	2,737
Sinopec Zhongyuan Petroleum Company Limited (“Sinopec Zhongyuan”)	1,391	—
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	1,361
Hong Kong service stations	1,004	924
Multiple units without individually significant goodwill	1,729	1,947
	15,490	14,237

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Sinopec Zhongyuan, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 13.9% to 16.9% and 10.0% to 12.8% for the years ended December 31, 2007 and 2008, respectively. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and / or the sales volume in the period immediately before the budget period.

During the year ended December 31, 2008, the carrying amount of a cash-generating unit, Sinopec Zhongyuan, was determined to be higher than its recoverable amount. The reduction in recoverable amount was a result of the downward reserves estimation for the oil fields of this cash-generating unit resulting from lower oil and gas pricing. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of this cash-generating unit.  The total impairment losses recognized on the goodwill of Sinopec Zhongyuan was RMB 1,391 for the year ended December 31, 2008.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

18.        INTEREST IN ASSOCIATES

	December 31,
	2007	2008
	RMB	RMB
Share of net assets	16,865	15,595

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. The principal investments in associates, all of which are incorporated in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 6,000,000,000	49.00	—	Provision of non-banking financial services

China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products

Shanghai Petroleum National Gas Corporation	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC

China Shipping & Sinopec Suppliers Company Limited	Incorporated	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)
19.        INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2007	2008
	RMB	RMB
Share of net assets	12,723	11,781

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital USD 1,654,351,000	—	50.00	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Results of operation:
Operating revenue	17,323	23,085	27,417
Expenses	(14,927)	(20,378)	(28,371)
Net income / (loss)	2,396	2,707	(954)

	December 31,
	2007	2008
	RMB	RMB
Financial condition:
Current assets	6,736	6,691
Non-current assets	22,229	28,430
Current liabilities	(5,313)	(6,413)
Non-current liabilities	(10,929)	(16,927)
Net assets	12,723	11,781

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Cash flows:
Net cash generated from / (used in) operating activities	2,452	5,079	(2,046)
Net cash used in investing activities	(382)	(13,238)	(5,872)
Net cash (used in) / generated from financing activities	(939)	7,143	7,999
Net increase / (decrease) in cash and cash equivalents	1,131	(1,016)	81

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

20.        INVESTMENTS

	December 31,
	2007	2008
	RMB	RMB
Available-for-sale equity securities, listed and at quoted market price	653	154
Other investments in equity securities, unlisted and at cost	2,846	1,562
	3,499	1,716
Less: Impairment losses for investments	(305)	(233)
	3,194	1,483

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended December 31, 2007 and 2008 amounted to RMB 55 and 9, respectively.

21.        LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

22.        DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2007	2008	2007	2008	2007	2008
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,841	4,357	—	—	3,841	4,357
Accruals	2,613	261	—	—	2,613	261
Non-current
Property, plant and equipment	2,641	3,891	(1,376)	(1,286)	1,265	2,605
Accelerated depreciation	—	—	(4,144)	(3,716)	(4,144)	(3,716)
Tax value of losses carried forward	176	3,915	—	—	176	3,915
Lease prepayments	306	300	—	—	306	300
Available-for-sale financial assets	—	—	(116)	(52)	(116)	(52)
Embedded derivative component of the Convertible Bonds	803	—	—	(151)	803	(151)
Others	59	86	—	(30)	59	56
Deferred tax assets / (liabilities)	10,439	12,810	(5,636)	(5,235)	4,803	7,575

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

As of December 31, 2007 and 2008, certain subsidiaries of the Company did not recognize the tax value of losses carried forward of RMB 3,813 and RMB 7,975, respectively, because it was not probable that the related tax benefit will be realized. The tax value of these losses carried forward of RMB 765, RMB 1,443, RMB 1,366, RMB 639 and RMB 3,762 expire in 2009, 2010, 2011, 2012 and 2013, respectively.

Based on management’s assessment of the probability that taxable profit will be available over the period which the deferred tax assets can be realized or utilized, deferred tax asset of RMB 103 and 948 were not recognized for the years ended December 31, 2007 and 2008, respectively. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur.

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2006	Recognized in consolidated statements of income	Recognized in equity	Balance as of December 31, 2006
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,448	84	—	3,532
Accruals	457	408	—	865
Non-current
Property, plant and equipment	18	583	—	601
Accelerated depreciation	(4,290)	(367)	—	(4,657)
Tax value of losses carried forward	130	(25)	—	105
Lease prepayments	375	(24)	—	351
Available-for-sale financial assets (i)	—	—	(4)	(4)
Others	(27)	77	—	50
Net deferred tax assets	111	736	(4)	843

	Balance as of January 1, 2007	Recognized in consolidated statements of income	Acquisitions of subsidiaries	Recognized in equity	Balance as of December 31, 2007
	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,532	309	—	—	3,841
Accruals	865	1,748	—	—	2,613
Non-current
Property, plant and equipment	601	711	(47)	—	1,265
Accelerated depreciation	(4,657)	513	—	—	(4,144)
Tax value of losses carried forward	105	71	—	—	176
Lease prepayments (ii)	351	(8)	—	(37)	306
Available-for-sale financial assets (i)	(4)	—	—	(112)	(116)
Embedded derivative component of the Convertible Bonds	—	803	—	—	803
Others	50	9	—	—	59
Net deferred tax assets	843	4,156	(47)	(149)	4,803

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

	Balance as of January 1, 2008	Recognized in consolidated statements of income	Recognized in equity	Balance as of December 31, 2008
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,841	516	—	4,357
Accruals	2,613	(2,352)	—	261
Non-current
Property, plant and equipment	1,265	1,340	—	2,605
Accelerated depreciation	(4,144)	428	—	(3,716)
Tax value of losses carried forward	176	3,739	—	3,915
Lease prepayments	306	(6)	—	300
Available-for-sale financial assets (i)	(116)	—	64	(52)
Embedded derivative component of the Convertible Bonds	803	(954)	—	(151)
Others	59	(3)	—	56
Net deferred tax assets	4,803	2,708	64	7,575

Notes:

(i)	The amount recognized in equity represents the deferred tax effect of change in fair value of available-for-sale financial assets which was recognized directly in equity.

(ii)	The amount recognized in equity represents the effect of change in tax rate on deferred tax assets previously recognized directly in equity as a result of the new tax law.

23.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

Short-term debts represent:

	December 31,
	2007	2008
	RMB	RMB
Third parties’ debts
Short-term bank loans	21,294	40,735

Current portion of long-term bank loans	12,259	17,109
Current portion of long-term other loans	1,027	2,052
	13,286	19,161

Corporate bonds (a)	10,074	15,000
	44,654	74,896
Loans from Sinopec Group Company and its affiliates
Short-term loans	15,660	23,237
Current portion of long-term loans	180	350
	15,840	23,587
	60,494	98,483

The Group’s weighted average interest rates on short-term loans were 5.4% and 4.7% as of December 31, 2007 and 2008, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Long-term debts comprise:

	Interest rate and final maturity	December 31,
		2007	2008
		RMB	RMB
Third parties’ debts

Long-term bank loans

Renminbi denominated	Interest rates ranging from interest free to 7.6% per annum as of December 31, 2008 with maturities through 2018	46,912	42,036

Japanese Yen denominated	Interest rates ranging from 2.6% to 3.0% per annum as of December 31, 2008 with maturities through 2024	2,147	2,121

US Dollar denominated	Interest rates ranging from interest free to 7.4% per annum as of December 31, 2008 with maturities through 2031	1,189	746

Euro denominated	Interest rate ranging from 6.6% to 6.7% per annum as of December 31, 2008 with maturities through 2011	78	197

Hong Kong Dollar denominated	Floating rate as of Hong Kong Interbank Offer Rate plus 0.5% per annum as of December 31, 2007, paid off as of December 31, 2008	375	—
		50,701	45,100

Long-term other loans

Renminbi denominated	Interest rates ranging from interest free to 5.2% per annum as of December 31, 2008 with maturities through 2011	3,075	2,075

US Dollar denominated	Interest rates ranging from interest free to 2.0% per annum as of December 31, 2008 with maturities through 2015	38	33
		3,113	2,108

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

	Interest rate and final maturity	December 31,
		2007	2008
		RMB	RMB
Corporate bonds

Renminbi denominated	Fixed interest rate at 4.61% per annum as of December 31, 2008 with maturity in February 2014 (b)	3,500	3,500

	Fixed interest rate at 4.20% per annum as of December 31, 2008 with maturity in May 2017 (c)	5,000	5,000

	Fixed interest rate at 5.40% per annum as of December 31, 2008 with maturity in November 2012 (d)	8,500	8,500

	Fixed interest rate at 5.68% per annum as of December 31, 2008 with maturity in November 2017 (e)	11,500	11,500
		28,500	28,500

Convertible bonds
Hong Kong Dollar denominated	Zero coupon convertible bonds with maturity in April 2014 (f)	14,106	9,870

Renminbi denominated	Bonds with Warrants with fixed interest rate at 0.8% per annum and maturity in February 2014 (g)	—	23,837
		14,106	33,707

Total third parties’ long-term debts		96,420	109,415

Less: Current portion		(13,286)	(19,161)
		83,134	90,254
Long-term loans from Sinopec Group Company and its affiliates

Renminbi denominated	Interest rates ranging from interest free to 7.3% per annum as of December 31, 2008 with maturities through 2020	37,360	37,240

Less: Current portion		(180)	(350)
		37,180	36,890
		120,314	127,144

Notes:

(a)
The Company issued 182-day corporate bonds of face value at RMB 10,000 to corporate investors in the PRC debenture market on October 22, 2007 at par value of RMB 100. The effective yield of the 182-day corporate bonds is 4.12% per annum. The Company redeemed the corporate bonds in April 2008.

The Company issued six-month corporate bonds of face value at RMB 15,000 to corporate investors in the PRC debenture market on December 22, 2008 at par value of RMB 100. The effective yield of the six-month corporate bonds is 2.3% per annum. The corporate bonds mature in June 2009.

(b)
The Company issued ten-year corporate bonds of RMB 3,500 to PRC citizens as well as PRC legal and non-legal persons on February 24, 2004. The ten-year corporate bond bears a fixed interest rate of 4.61% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(c)
The Company issued ten-year corporate bonds of RMB 5,000 to corporate investors in the PRC debenture market on May 10, 2007. The ten-year corporate bond bears a fixed interest rate of 4.20% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

(d)
The Company issued five-year corporate bonds of RMB 8,500 to corporate investors in the PRC debenture market on November 13, 2007. The five-year corporate bond bears a fixed interest rate of 5.40% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(e)
The Company issued ten-year corporate bonds of RMB 11,500 to corporate investors in the PRC debenture market on November 13, 2007. The ten-year corporate bond bears a fixed interest rate of 5.68% per annum and interest is paid annually. These corporate bonds are guaranteed by Sinopec Group Company.

(f)
On April 24, 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HK$11,700 (the “Convertible Bonds”).  The holders can convert the Convertible Bonds into shares of the Company from June 4, 2007 onwards at a price of HK$10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion component”).  Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.  The Company has an early redemption option at any time after April 24, 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).  The holders also have an early redemption option to require the Company to redeem all or some of the Convertible Bonds as of April 24, 2011 at an early redemption amount of 111.544% of the principal amount.

As of December 31, 2007, the carrying amounts of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds, were RMB 10,159 and RMB 3,947, respectively. No conversion of the Convertible Bonds has occurred up to December 31, 2007.

As of December 31, 2008, the carrying amounts of the liability and the derivative component of the Convertible Bonds were RMB 9,870 and RMB nil, respectively. No conversion of the Convertible Bonds has occurred up to December 31, 2008.

As of December 31, 2007 and 2008, the fair value of the derivative components of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2007	2008

Stock price of underlying shares	HKD 11.78	HKD 4.69
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	50 basis points	450 basis points
Average risk free rate	3.60%	1.64%
Average expected life	4.8 years	3.8 years

Any change in the major inputs into the Model will result in changes in the fair values of the derivative components. The change in the fair value of the conversion option from April 24, 2007 to December 31, 2007 and from December 31, 2007 to December 31, 2008 resulted in an unrealized loss of RMB 3,211 and an unrealized gain of RMB 3,947, respectively, which have been recorded in the “finance costs” section of the consolidated statements of income.

The initial carrying amount of the liability component is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as of April 24, 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative components not been separated out and the entire Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

(g)
On February 26, 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30,000 in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company during the 5 trading days prior to March 3, 2010 at an initial exercise price of RMB 19.68 per share (the “Warrants”), subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company.

On December 31, 2008, the exercise price of the Warrants was adjusted to RMB 19.43 per share as a result of the final dividend in respect of the year ended December 31, 2007 and the interim dividend in respect of the year ended December 31, 2008 declared and paid during the year ended December 31, 2008.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognized as the liability component is recognized as the equity component in capital reserve until either the Warrants is exercised or expired. Should the equity component not been separated out and the entire Bonds with Warrants been considered as the liability component, the effective interest rate would have been 0.80%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 and RMB 6,879 upon issuance, respectively.

Third parties’ loans of RMB 87 and RMB 52 as of December 31, 2007 and 2008, respectively, are secured by certain of the Group’s property, plant and equipment.  The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 141 and RMB 259 as of December 31, 2007 and 2008, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

24.   TRADE ACCOUNTS AND BILLS PAYABLES

	December 31,
	2007	2008
	RMB	RMB
Amounts due to third parties	87,577	52,997
Amounts due to Sinopec Group Company and its affiliates	3,522	1,840
Amounts due to associates and jointly controlled entities	1,950	1,830
	93,049	56,667
Bills payable	12,162	17,493
	105,211	74,160

25.   ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2007	2008
	RMB	RMB
Amounts due to Sinopec Group Company and its affiliates	12,907	12,624
Accrued expenditures	29,260	31,211
Provision for onerous contracts for purchases of crude oil (i)	6,700	—
Taxes other than income tax	8,836	21,518
Receipts in advance	23,551	27,796
Advances from third parties	1,103	1,822
Others	6,814	6,907
	89,171	101,878

Note:

(i)
As of December 31, 2007, the Group entered into certain non-cancellable purchase commitment contracts of crude oil for delivery in 2008. Due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 6,700 was recognized in accordance with the policy set out in Note 2(p) as of December 31, 2007. The provision for onerous contracts for purchases of crude oil as of December 31, 2007 approximated the actual losses incurred from these non-cancellable purchase commitment contracts during the year ended December 31, 2008.  As of December 31, 2008, the Group did not recognize such a provision, as management expected the economic benefits to be derived from non-cancellable purchase commitment contracts entered into by the Group as of December 31, 2008 would be higher than the unavoidable costs of meeting the obligation under these contracts.

26.   OTHER LIABILITIES

Other liabilities primarily represent provision for future dismantlement costs of oil and gas properties. As of and before December 31, 2006, the Group did not have legal obligation nor constructive obligation to take any dismantlement measures for its retired oil and gas properties. During the year ended December 31, 2007, due to the rising environmental concern in the PRC, the Group has committed to the PRC government to establish certain standardized measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. During the years ended December 31, 2007 and 2008, the Group recognized provisions of RMB 7,211 and RMB 1,482, respectively, utilized RMB 20 and 222, respectively,  and recognized accretion expenses of RMB 353 and RMB 430, respectively, in respect of its obligations for the dismantlement of its retired oil and gas properties. As of December 31, 2007 and 2008, the amount of provision in respect of the obligations for the dismantlement of the Group’s retired oil and gas properties was RMB 7,544 and RMB 9,234, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

27.   SHARE CAPITAL

	December 31,
	2007	2008
	RMB	RMB
Registered, issued and fully paid
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

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

Capital management

Management optimizes the structure of the Group’s capital, comprising equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and its affiliates, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-equity ratio of the Group was 28.1% and 27.9% as of December 31, 2007 and 2008, respectively. The liability-to-asset ratio of the Group was 54.6% and 54.5% as of December 31, 2007 and 2008, respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 23 and 29, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

28.   RESERVES

	2007	2008
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(21,590)	(22,652)
Transfer from other reserves to capital reserve	(1,062)	—
Issuance of the Bonds with Warrants (Note 23(g))	—	6,879
Acquisition of non-controlling interests of subsidiaries	—	(318)
Distribution to Sinopec Group Company (Note (b))	—	(202)
Balance as of December 31	(22,652)	(16,293)

Share premium (Note (c))
Balance as of January 1 / December 31	18,072	18,072

Revaluation reserve
Balance as of January 1	24,752	24,114
Revaluation surplus realized	(638)	(347)
Balance as of December 31	24,114	23,767

Statutory surplus reserve (Note (d))
Balance as of January 1	32,094	37,797
Adjustment of statutory surplus reserve	235	1,189
Appropriation	5,468	4,092
Balance as of December 31	37,797	43,078

Discretionary surplus reserve (Note (f))
Balance as of January 1	27,000	27,000
Appropriation	—	20,000
Balance as of December 31	27,000	47,000

Other reserves
Balance as of January 1	1,758	3,100
Unrealized gain / (loss) for the change in fair value of available-for-sale financial assets, net of deferred tax (Note (k))	2,892	(2,320)
Effect of change in tax rate	(54)	___
Realization of deferred tax on lease prepayments	(7)	(6)
Transfer from retained earnings to other reserves	(151)	___
Transfer from other reserves to capital reserve	1,062	___
Contribution from Sinopec Group Company (Note (g))	68	___
Consideration for Acquisition of Refinery Plants (Note 1)	(2,468)	—
Balance as of December 31	3,100	774

Retained earnings (Note (h))
Balance as of January 1	95,546	133,300
Net income attributable to equity shareholders of the Company	56,533	29,769
Final dividend inspect of the previous year, approved and paid during the year (Note (i))	(9,537)	(9,971)
Interim dividend (Note (j))	(4,335)	(2,601)
Adjustment to the statutory surplus reserve	(235)	(1,189)
Appropriation	(5,468)	(24,092)
Revaluation surplus realized	638	347
Realization of deferred tax on lease prepayments	7	6
Transfer from retained earnings to other reserves	151	—
Balance as of December 31	133,300	125,569
	220,731	241,967

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)
Notes:

(a)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization and (ii) the difference between the considerations paid over the amount of the net assets of certain entities and related operations acquired from Sinopec Group Company and (iii) the equity component of the Bonds with Warrants.

(b)
During the year ended December 31, 2008, the Group paid additional cash consideration of RMB 96 for the Acquisition of Refinery Plants (Note 1) to Sinopec Group Company, which was accounted for as an equity transaction. In addition, the Group acquired certain assets and liabilities, including the oilfield downhole operation (the “Downhole Assets”), from Sinopec Group Company.  The difference between the consideration paid over the carrying value of these net assets acquired was RMB 106, which was accounted for as an equity transaction.

(c)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(d)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.  Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Before January 1, 2007, the net income for this purpose was determined in accordance with the PRC accounting policies complying with Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC (“MOF”) before 2006, and RMB 5,066 was transferred to this reserve for the year ended December 31, 2006. On January 1, 2007, the Group adopted the accounting policies complying with the new Accounting Standards for Business Enterprises (“ASBE”) issued by the MOF on February 15, 2006, which resulted in certain PRC accounting policies being changed and applied retrospectively. The statutory surplus reserve, amounting to RMB 235, has been adjusted accordingly. The adjustment to the statutory surplus reserve was reflected as a movement for the year ended December 31, 2007. During the year ended December 31, 2007, the Company transferred RMB 5,468, being 10% of the net income determined in accordance with the PRC accounting policies complying with ASBE, to this reserve.

Pursuant to the requirement in Cai Kuai [2008] No. 11 “Interpretation of ASBE No. 2” issued by the MOF on August 7, 2008, the Group changed certain PRC accounting policies that were applied retrospectively. The statutory surplus reserve, amounting to RMB 1,189, has been adjusted accordingly. The adjustment to statutory surplus reserve was reflected as a movement for the year ended December 31, 2008. During the year ended December 31, 2008, the Company transferred RMB 4,092, being 10% of the current year’s net income determined in accordance with the PRC accounting policies complying with ASBE, to this reserve.

(e)
Before January 1, 2006, according to the Company’s Articles of Association, the Company was required to transfer 5% to 10% of its net income, as determined in accordance with the PRC accounting policies, to the statutory public welfare fund. This fund could only be utilized on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. The transfer to this fund must be made before distribution of a dividend to shareholders.

According to the Company Law of the PRC which was revised on October 27, 2005, the Company is no longer required to make appropriation to the statutory public welfare fund commencing from January 1, 2006. Pursuant to the notice “Cai Qi [2006] No. 67” issued by the MOF on March 15, 2006, the balance of this fund as of December 31, 2005 was transferred to the statutory surplus reserve.

(f)
The directors authorized the transfer of RMB 20,000, which was approved by the shareholders at Annual General Meeting on May 29, 2007, to discretionary surplus reserve for the year ended December 31, 2006. The directors authorized the transfer of RMB 20,000, subject to the shareholders’ approval at the Annual

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

General Meeting, to discretionary surplus reserve for the year ended December 31, 2008. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(g)	These represent net assets distributed to / contributed from Sinopec Group Company for no monetary consideration.

(h)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS. As of December 31, 2007 and 2008, the amount of retained earnings available for distribution was RMB 77,805 and RMB 82,147, respectively, being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended December 31, 2008 of RMB 7,803 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(i)
 Pursuant to the shareholders’ approval at the Annual General Meeting on May 29, 2007, a final dividend of RMB 0.11 per share totaling RMB 9,537 in respect of the year ended December 31, 2006 was declared and paid on June 29, 2007.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 26, 2008, a final dividend of RMB 0.115 per share totaling RMB 9,971 in respect of the year ended December 31, 2007 was declared and paid on June 30, 2008.

(j)
Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on August 24, 2007, the directors authorized to declare an interim dividend for the year ended December 31, 2007 of RMB 0.05 per share totaling RMB 4,335, which was paid on September 28, 2007.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 22, 2008, the directors authorized to declare an interim dividend for the year ended December 31, 2008 of RMB 0.03 per share totaling RMB 2,601, which was paid on September 19, 2008.

(k)
During the years ended December 31, 2007 and 2008, the unrealized gain / loss for the change in fair value of available-for-sale financial assets, net of deferred tax, included the share of the unrealized gain / loss for the change in fair value of available-for-sale financial assets in an associate based on the Group’s proportionate interest in this associate, which amounted to an unrealized gain of RMB 2,711 and an unrealized loss of RMB 2,206, respectively.

29.	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

As of December 31, 2007 and 2008, the future minimum lease payments under operating leases are as follows:

	December 31,
	2007	2008
	RMB	RMB
Within one year	4,620	6,066
Between one and two years	4,497	5,750
Between two and three years	4,477	5,655
Between three and four years	4,407	5,595
Between four and five years	4,465	5,519
Thereafter	119,726	149,893
	142,192	178,478

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Capital commitments

As of December 31, 2007 and 2008, capital commitments are as follows:

	December 31,
	2007	2008
	RMB	RMB
Authorized and contracted for	130,816	120,773
Authorized but not contracted for	114,854	48,100
	245,670	168,873

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 236, RMB 303 and RMB 437 for the years ended December 31, 2006, 2007 and 2008, respectively.

Estimated future annual payments are as follows:

	December 31,
	2007	2008
	RMB	RMB
Within one year	218	123
Between one and two years	150	118
Between two and three years	66	20
Between three and four years	20	20
Between four and five years	19	19
Thereafter	656	651
	1,129	951

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Contingent liabilities

As of December 31, 2007 and 2008, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	December 31,
	2007	2008
	RMB	RMB
Associates and jointly controlled entities	9,812	11,404

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2007 and 2008, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 1,594, RMB 2,085 and RMB 2,284 for the years ended December 31, 2006, 2007 and 2008, respectively.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

30.   RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and / or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

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
(Amounts in millions, except per share data and except otherwise stated)

The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Years ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Sales of goods	(i)	138,670	144,581	197,032
Purchases	(ii)	50,360	64,440	65,071
Transportation and storage	(iii)	1,587	1,141	1,199
Exploration and development services	(iv)	22,048	32,121	33,034
Production related services	(v)	12,508	19,238	13,768
Ancillary and social services	(vi)	1,710	1,621	1,611
Operating lease charges	(vii)	3,826	3,967	5,446
Agency commission income	(viii)	60	60	78
Interest received	(ix)	56	34	19
Interest paid	(x)	1,302	789	1,322
Net deposits withdrawn / (placed with) from related parties	(xi)	4,777	356	(348)
Net loans obtained from related parties	(xii)	2,291	6,987	7,457

 The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2008 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2007 and 2008. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 29.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2007 and 2008 were RMB 338 and RMB 686, respectively.

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and its affiliates.

(xi)	Deposits placed with / withdrawn from related parties represent net deposits placed with / withdrawn from Sinopec Finance Company Limited.

(xii)	The Group obtained or repaid loans from or to Sinopec Group Company and its affiliates.

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

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land at a rental of approximately RMB 3,234 and RMB 4,234 per annum for the years ended December 31, 2007 and 2008, respectively, and certain buildings at a rental of approximately RMB 568 and RMB 568 per annum for the years ended December 31, 2007 and 2008, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

Pursuant to the resolutions passed at the Directors’ meeting held on June 26, 2008, the Group acquired the Downhole Assets from Sinopec Group Company, primarily property, plant and equipment, for a cash consideration of RMB 1,624, which approximated the net carrying value of the assets and liabilities of the Downhole Assets.

Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in the following accounts caption are summarized as follows:

	December 31,
	2007	2008
	RMB	RMB
Trade accounts receivable	3,990	4,081
Prepaid expenses and other current assets	7,082	4,550
Total amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities	11,072	8,631

Trade accounts payable	5,472	3,670
Accrued expenses and other payables	12,907	12,624
Short-term loans and current portion of long-term loans from Sinopec Group Company and its affiliates	15,840	23,587
Long-term loans excluding current portion from Sinopec Group Company and its affiliates	37,180	36,890
Total amounts due to Sinopec Group Company and its affiliates, associates and jointly controlled entities	71,399	76,771

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

As of and for the years ended December 31, 2007 and 2008, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

(b)       Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.  The key management personnel compensations are as follows:

	Years ended December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	4,571	5,896	6,530
Retirement scheme contributions	184	184	198
	4,755	6,080	6,728

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)       Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff.  The details of the Group’s employee benefits plan are disclosed in Note 31. As of December 31, 2007 and 2008, the accrued contribution to post-employment benefit plans was not material.

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
(Amounts in millions, except per share data and except otherwise stated)

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil and refined petroleum products are China National Petroleum Corporation and its subsidiaries (“CNPC Group”) and China National Offshore Oil Corporation and its subsidiaries (“CNOOC Group”), which are state-controlled entities.

During the years ended December 31, 2006, 2007 and 2008, the aggregate amount of crude oil purchased by the Group’s refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by the Group’s marketing and distribution segment from CNPC Group was RMB 64,959, RMB 70,341 and RMB 113,612, respectively.

The aggregate amounts due from / to CNPC Group and CNOOC Group are summarized as follows:

	December 31,
	2007	2008
	RMB	RMB
Trade accounts receivable	326	292
Prepaid expenses and other current assets	934	113
Total amounts due from CNPC Group and CNOOC Group	1,260	405

Trade accounts payable	3,494	2,045
Accrued expenses and other payables	371	433
Total amounts due to CNPC Group and CNOOC Group	3,865	2,478

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Interest income	466	225	244
Interest expense	5,682	5,264	6,966

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarized as follows:

	December 31,
	2007	2008
	RMB	RMB
Cash and cash equivalents	6,522	5,675
Time deposits with financial institutions	647	449
Total deposits at state-controlled banks in the PRC	7,169	6,124

Short-term loans and current portion of long-term loans	27,813	55,841
Long-term loans excluding current portion of long-term loans	37,338	27,844
Total loans from state-controlled banks in the PRC	65,151	83,685

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

31.   EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2006, 2007 and 2008 were RMB 2,394, RMB 2,806 and RMB 2,861, respectively.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Reportable information on the Group’s business segments is as follows:

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	19,936	20,437	26,403
Inter-segment sales	109,075	107,473	151,393
	129,011	127,910	177,796
Refining
External sales	114,725	117,256	129,668
Inter-segment sales	477,766	534,671	683,965
	592,491	651,927	813,633
Marketing and distribution
External sales	588,022	659,552	802,817
Inter-segment sales	4,849	2,841	3,200
	592,871	662,393	806,017
Chemicals
External sales	196,024	217,452	207,396
Inter-segment sales	12,299	15,990	27,481
	208,323	233,442	234,877
Corporate and others
External sales	116,181	159,172	254,037
Inter-segment sales	145,287	297,145	479,982
	261,468	456,317	734,019
Elimination of inter-segment sales	(749,276)	(958,120)	(1,346,021)
Sales of goods	1,034,888	1,173,869	1,420,321

Other operating revenues
Exploration and production	14,155	17,757	18,705
Refining	4,750	4,996	4,948
Marketing and distribution	687	461	1,181
Chemicals	6,604	7,247	6,214
Corporate and others	657	513	732
Other operating revenues	26,853	30,974	31,780

Other income
Refining	5,161	1,926	40,502
Marketing and distribution	—	2,937	9,840
Total other income	5,161	4,863	50,342

Sales of goods, other operating revenues and other income	1,066,902	1,209,706	1,502,443

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

	Years ended December 31,
	2006	2007	2008
Result	RMB	RMB	RMB
Operating income / (loss)
By segment
- Exploration and production	63,182	48,766	66,569
- Refining	(25,710)	(10,452)	(61,538)
- Marketing and distribution	30,234	35,727	38,209
- Chemicals	14,458	13,306	(13,102)
- Corporate and others	(1,532)	(1,483)	(2,015)
Total operating income	80,632	85,864	28,123
Income / (loss) from associates and jointly controlled entities
- Exploration and production	233	164	216
- Refining	149	(114)	(822)
- Marketing and distribution	404	519	708
- Chemicals	2,416	2,959	(92)
- Corporate and others	232	516	570
Aggregate income from associates and jointly controlled entities	3,434	4,044	580
Finance costs
Interest expense	(7,101)	(7,314)	(11,326)
Interest income	538	405	445
Unrealized (loss) / gain on embedded derivative component of the Convertible Bonds	—	(3,211)	3,947
Foreign currency exchange loss	(140)	(311)	(954)
Foreign currency exchange gain	890	2,330	3,112
Net finance costs	(5,813)	(8,101)	(4,776)
Investment income .	289	1,657	390
Earning before income tax	78,542	83,464	24,317
Tax (expense) / benefit	(23,504)	(24,721)	1,883
Net income	55,038	58,743	26,200

Information on associates and jointly controlled entities is included in Note 18 and 19. Additions to long-lived assets by operating segment are included in Notes 15 and 16.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

	December 31,
	2006	2007	2008
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	155,043	198,945	235,866
- Refining	170,888	193,956	180,270
- Marketing and distribution	108,053	127,047	132,434
- Chemicals	108,597	120,988	121,964
- Corporate and others	22,641	34,285	31,124
Total segment assets	565,222	675,221	701,658
Interest in associates and jointly controlled entities
- Exploration and production	1,063	1,080	1,779
- Refining	1,398	3,915	5,415
- Marketing and distribution	4,692	5,355	5,630
- Chemicals	10,481	12,176	9,292
- Corporate and others	3,500	7,062	5,260
Aggregate interest in associates and jointly controlled entities	21,134	29,588	27,376
Unallocated assets	24,476	27,916	38,793
Total assets	610,832	732,725	767,827
Liabilities
Segment liabilities
- Exploration and production	30,082	45,185	62,375
- Refining	31,454	46,017	35,758
- Marketing and distribution	27,090	31,118	37,423
- Chemicals	19,142	20,786	16,220
- Corporate and others	35,913	51,804	32,566
Total segment liabilities	143,681	194,910	184,342
Unallocated liabilities	180,494	205,057	234,163
Total liabilities	324,175	399,967	418,505

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Capital expenditure
Exploration and production	35,198	54,498	57,646
Refining	22,587	22,763	12,491
Marketing and distribution	11,319	12,548	14,148
Chemicals	12,629	16,184	20,622
Corporate and others	2,170	3,289	2,393
	83,903	109,282	107,300
Depreciation, depletion and amortization
Exploration and production	12,945	18,216	22,115
Refining	8,212	9,020	9,484
Marketing and distribution	3,452	6,032	4,946
Chemicals	8,537	8,977	8,463
Corporate and others	408	1,070	815
	33,554	43,315	45,823
Impairment losses on long-lived assets
Exploration and production	552	481	5,991
Refining	—	1,070	270
Marketing and distribution	23	1,237	709
Chemicals	250	318	1,511
Corporate and others	—	—	19
	825	3,106	8,500

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

33.   PRINCIPAL SUBSIDIARIES

As of December 31, 2008, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital	Type of legal entity	Percentage of equity	Principal activities

China Petrochemical International Company Limited	RMB 1,663	Limited company	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	Limited company	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Fujian Petrochemical CompanyLimited (i)	RMB 2,253	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	Limited company	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	Limited company	93.51	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 3,400	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB 1,840	Limited company	55.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC.

(i)	The Group consolidated the financial statements of the entity because the Group controlled the board of this entity and had the power to govern its financial and operating policies.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

34.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk;
•	liquidity risk;
•	market risk; and
•	equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable.  The details of the Group’s credit policy for and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 12.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due.  The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce liquidity risk.

As of December 31, 2007 and 2008, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 164,500 and RMB 185,000 on an unsecured basis, at a weighted average interest rate of 5.619% and 4.647% per annum, respectively. As of December 31, 2007 and 2008, the Group’s outstanding borrowings under these facilities were RMB 13,269 and RMB 33,484 and were included in short-term debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2007
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	44,654	45,869	45,869	—	—	—
Long-term debts	83,134	101,886	3,906	22,708	31,643	43,629
Loans from Sinopec Group Company and its affiliates	53,020	53,793	16,485	327	1,420	35,561
Trade accounts payable	93,049	93,049	93,049	—	—	—
Bills payable	12,162	12,233	12,233	—	—	—
Accrued expenses and other payables	50,084	50,084	50,084	—	—	—
	336,103	356,914	221,626	23,035	33,063	79,190

	December 31, 2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	74,896	76,669	76,669	—	—	—
Long-term debts	90,254	115,721	3,442	12,712	30,013	69,554
Loans from Sinopec Group Company and its affiliates	60,477	61,659	24,503	509	627	36,020
Trade accounts payable	56,667	56,667	56,667	—	—	—
Bills payable	17,493	17,508	17,508	—	—	—
Accrued expenses and other payables	52,564	52,564	52,564	—	—	—
	352,351	380,788	231,353	13,221	30,640	105,574

Derivatives settled gross:
Forward exchange contracts
- outflow	(4,366)	(4,415)	(4,415)	—	—	—
- inflow	4,480	4,531	4,531	—	—	—

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short term debts and obligations when they become due.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured.  The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and its affiliates denominated in US dollars, Japanese Yen and Hong Kong dollars, and the Group entered into a number of foreign exchange contracts to manage such exposure.

The changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognized as finance costs in the consolidated statements of income.  The net fair value of forward exchange contracts used by the Group as economic hedges of monetary assets and liabilities in foreign currencies as of December 31, 2007 and 2008 was RMB nil and RMB 114, respectively, recognized.

Included in derivative financial instruments, short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

December 31,
Gross exposure arising from loans and borrowings	2007	2008
US Dollars	USD (780)	USD (1,232)
Japanese Yen	JPY (33,494)	JPY (28,037)
Hong Kong Dollars	HKD(15,135)	HKD (11,192)

Notional amounts of forward exchange contracts
US Dollars	USD —	USD 660

A 5 percent strengthening of Renminbi against the following currencies as of December 31 would have increased net income and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for 2007.

	December 31,
	2007	2008
US Dollars	191	147
Japanese Yen	72	80
Hong Kong Dollars	475	370

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts.  Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and its affiliates of the Group are disclosed in Note 23.

As of December 31, 2007 and 2008, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income and retained earnings by approximately RMB 154 and RMB 263, respectively. This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk.  The analysis is performed on the same basis for 2007.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2008, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 23(f).

As of December 31, 2008, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 62 while a decrease of 20% in the Company’s own share price would have no effect to the Group’s net income and retained earnings. The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant.

Fair values

The disclosures of the fair value estimates, methods and assumptions, set forth below for the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.  The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 5.40% to 6.97% and 3.58% to 5.94% for the years ended December 31, 2007 and 2008, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2007 and 2008:

	December 31,
	2007	2008
	RMB	RMB
Carrying amount	96,420	109,415
Fair value	95,600	113,060

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

The fair value of available-for-sale equity securities, which amounted to RMB 653 and RMB 154 as of December 31, 2007 and 2008, respectively, was based on quoted market price on PRC stock exchanges. Investments in unquoted equity securities are individually and in aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity securities for long term purpose.

35.   ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements.  Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources.  On an on-going basis, management evaluates its estimates.  Actual results may differ from those estimates as facts, circumstances and conditions change.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements.  The principal accounting policies are set forth in Note 2.  Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry.  There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method.  The Group has elected to use the successful efforts method.  The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred.  These costs primarily include dry hole costs, seismic costs and other exploratory costs.  Under the full cost method, these costs are capitalized and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information.  There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”.  Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field.  In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes.  This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

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

Impairment for long lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”.  The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount.  For goodwill, the recoverable amount is estimated annually.  The recoverable amount is the greater of the net selling price and the value in use.  It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Amounts in millions, except per share data and except otherwise stated)

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories fall below their net realizable values, an allowance for diminution in value of inventories is recognized.  Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.  Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs.  If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

36.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2008

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2008 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

37.   POST BALANCE SHEET EVENTS

Pursuant to the resolution passed at the Directors’ meeting on March 27, 2009, the Group entered into a number of agreements with Sinopec Group Company and fellow subsidiaries to acquire the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain assets and related liabilities related to the exploration and production, the refining, and the marketing and distribution segments from Sinopec Group Company and fellow subsidiaries for a total cash consideration of RMB 1,839, and to dispose of certain assets in the Group’s chemicals segment to a fellow subsidiary for a cash consideration of RMB 157. These transactions are subject to the approval from the relevant PRC governmental and regulatory bodies.

38.   PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2008 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in millions)

The results of operations for producing activities for the years ended December 31, 2006, 2007 and 2008 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2006, 2007 and 2008 are shown in the following table.

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

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.  The Group’s estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	Years ended December 31,
	2006	2007	2008
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,294	3,293	3,024
Revisions of previous estimates	(10)	(250)	(94)
Improved recovery	146	125	98
Extensions and discoveries	148	148	110
Production	(285)	(292)	(297)
End of year	3,293	3,024	2,841
Proved developed reserves
Beginning of year	2,870	2,903	2,651
End of year	2,903	2,651	2,451
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	2,952	2,856	6,331
Revisions of previous estimates	(9)	222	203
Extensions and discoveries	170	3,536	718
Production	(257)	(283)	(293)
End of year	2,856	6,331	6,959
Proved developed reserves
Beginning of year	1,557	1,472	1,518
End of year	1,472	1,518	1,571

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

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2006, 2007 and 2008 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2006	2007	2008

Future cash flows	1,235,524	1,835,471	977,904
Future production costs	(487,895)	(799,408)	(536,442)
Future development costs	(33,523)	(68,970)	(42,207)
Future income tax expenses	(189,465)	(196,103)	(44,249)
Undiscounted future net cash flows	524,641	770,990	355,006
10% annual discount for estimated timing of cash flows	(241,180)	(349,987)	(113,367)
Standardized measure of discounted future net cash flows	283,461	421,003	241,639

Table VI:   Changes in the standardized measure of discounted future net cash flows

	Years ended December 31,
	2006	2007	2008
	RMB	RMB	RMB

Sales and transfers of oil and gas produced, net of production costs	(92,849)	(77,522)	(112,424)
Net changes in prices and production costs	(114,796)	165,191	(231,578)
Net change due to extensions, discoveries and improved recoveries	51,445	68,788	32,011
Revisions of previous quantity estimates	(1,207)	(46,980)	(8,298)
Previously estimated development costs incurred during the year	8,516	8,783	27,578
Accretion of discount	30,190	23,726	36,031
Net change in income taxes	43,784	(4,716)	76,964
Others	332	272	352
Net change for the year	(74,585)	137,542	(179,364)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: May 20, 2009