Form 20-F
CHINA PETROLEUM & CHEMICAL CORP
filed 2010-04-30
CIK 1123658

cy
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______ TO_______

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ……………….

FOR THE TRANSACTION PERIOD FORM ____________ TO __________

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

H Shares, par value RMB 1.00 per share	16,780,488,000
A Shares, par value RMB 1.00 per share	69,921,951,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X	No__

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

Item 17__	Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __	No X

Table of Contents
Page
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3.	KEY INFORMATION		6
	A.	SELECTED FINANCIAL DATA	6
	B.	CAPITALIZATION AND INDEBTEDNESS	8
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D.	RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY		13
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
	B.	BUSINESS OVERVIEW	14
	C.	ORGANIZATIONAL STRUCTURE	30
	D.	PROPERTY, PLANT AND EQUIPMENT	30
ITEM 4A.	UNRESOLVED STAFF COMMENTS		31
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		31
	A.	GENERAL	31
	B.	CONSOLIDATED RESULTS OF OPERATIONS	34
	C.	DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS	40
	D.	LIQUIDITY AND CAPITAL RESOURCES	47
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		50
	A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT	50
	B.	COMPENSATION	57
	C.	BOARD PRACTICE	58
	D.	EMPLOYEES	59
	E.	SHARE OWNERSHIP	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		60
	A.	MAJOR SHAREHOLDERS	60
	B.	RELATED PARTY TRANSACTIONS	60
	C.	INTERESTS OF EXPERTS AND COUNSEL	60
ITEM 8.	FINANCIAL INFORMATION		61
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	61
	B.	SIGNIFICANT CHANGES	61
ITEM 9.	THE OFFER AND LISTING		61
	A.	OFFER AND LISTING DETAILS	61
ITEM 10.	ADDITIONAL INFORMATION		62
	A.	SHARE CAPITAL	62
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	63
	C.	MATERIAL CONTRACTS	70
	D.	EXCHANGE CONTROLS	70
	E.	TAXATION	71
	F.	DIVIDENDS AND PAYING AGENTS	74
	G.	STATEMENT BY EXPERTS	74
	H.	DOCUMENTS ON DISPLAY	74
	I.	SUBSIDIARY INFORMATION	75
ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK		75
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		81
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		81
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		81
	A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS	81
	B.	USE OF PROCEEDS	81
ITEM 15.	CONTROLS AND PROCEDURES		81

ITEM 16.	RESERVED	83
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	83
ITEM 16B.	CODE OF ETHICS	83
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	83
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	83
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	83
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	83
ITEM 16G.	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES	83
ITEM 17.	FINANCIAL STATEMENTS	86
ITEM 18.	FINANCIAL STATEMENTS	86
ITEM 19.	EXHIBITS	86

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	"Sinopec Corp.", "we", "our" and "us" are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

•	"Sinopec Group Company" are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

•	"Sinopec Group" are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

•	"China" or the "PRC" are to the People's Republic of China, excluding for purposes of this annual report Hong Kong, Macau and Taiwan;

•	"provinces" are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

•	"RMB" are to Renminbi, the currency of the PRC;

•	"HK$" are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

•	"US$" are to US dollars, the currency of the United States of America.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB 6.8259 to US$1.00, the noon buying rate on December 31, 2009 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On April 23, 2010, the noon buying rate was RMB 6.8270 to US$1.00.

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated:

	Noon Buying Rate(1)
Period	End	Average(2)	High	Low
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.9723
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
October 2009	6.8264	6.8267	6.8292	6.8248
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8276	6.8299	6.8260
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010 (up to April 23, 2010)	6.8270	6.8256	6.2875	6.8229
__________

(1)
For the period prior to January 1, 2009, the exchange rates reflect the noon buying rates certified by the Federal Reserve Bank of New York. For the period after January 1, 2009, the exchange rates reflect those set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(2)
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

The selected consolidated income statement data (except per ADS data) and consolidated cash flow data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, and 2009 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statement data and consolidated cash flow data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company the equity interests of Sinopec Hainan Refining and Chemical Company Limited (Sinopec Hainan) and certain oil and gas production companies (Oil Production Plants) in 2006, the equity interests of Zhanjiang Dongxing Petroleum Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively, Refinery Plants) in 2007, and the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively, the Acquired Group) in 2009.  As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control that is accounted for in a manner similar to a pooling-of-interests.  Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

	Years Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions, except per share and per ADS data)
Consolidated Income Statement Data(1):
Operating revenues	814,093	1,056,363	1,200,997	1,444,291	1,345,052
Other income	9,912	5,225	4,863	50,857	-
Operating expenses	(752,488)	(980,338)	(1,120,364)	(1,468,812)	(1,260,621)
Operating income	71,517	81,250	85,496	26,336	84,431
Earnings before income tax	68,090	79,073	82,847	22,116	80,568
Tax (expense)/benefit	(21,048)	(23,865)	(24,723)	2,840	(16,084)
Net income attributable to equity shareholders of the Company	43,743	53,773	55,914	28,525	61,760
Basic earnings per share(2)	0.50	0.62	0.64	0.33	0.71
Basic earnings per ADS(2)	50.45	62.02	64.49	32.90	71.23
Diluted earnins per share(2)	0.50	0.62	0.64	0.29	0.71
Diluted earnings per ADS(2)	50.45	62.02	64.49	28.87	70.78
Cash dividends declared per share	0.12	0.13	0.16	0.145	0.16
Segment results
Exploration and production	49,307	63,498	48,766	66,569	19,644
Refining	(2,801)	(26,001)	(10,997)	(63,635)	23,077
Marketing and distribution	10,583	30,361	35,904	38,519	30,300
Chemicals	15,626	14,924	13,306	(12,950)	13,615
Corporate and others	(1,198)	(1,532)	(1,483)	(2,167)	(2,205)
Operating income	71,517	81,250	85,496	26,336	84,431

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	15,418	7,187	7,785	7,008	8,750
Total current assets	150,640	148,073	186,761	165,398	201,280
Total non-current assets	400,160	471,413	556,610	613,774	676,562
Total assets	550,800	619,486	743,371	779,172	877,842
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	50,734	70,952	69,462	108,926	72,541
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	103,408	100,637	120,314	127,144	145,828
Equity attributable to equity shareholders of the Company	226,506	264,911	307,897	327,889	375,661
Capital employed(3)	396,404	451,636	515,213	577,604	608,472

	Years Ended December 31
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Other Financial Data(1):
Net cash generated from operating activities	78,294	91,934	118,612	66,517	152,075
Net cash (used in)/generated from financing activities	(6,835)	6,202	(3,196)	42,820	(34,294)
Net cash used in investing activities	(75,142)	(106,342)	(114,754)	(110,035)	(116,039)
Capital expenditure
Exploration and production	25,479	35,198	54,498	57,646	51,550
Refining	20,932	22,815	22,964	12,793	15,468
Marketing and distribution	13,262	13,475	14,671	14,796	16,283
Chemicals	9,386	12,629	16,184	20,622	25,207
Corporate and others	1,164	2,170	3,289	2,393	1,505
Total	70,223	86,287	111,606	108,250	110,013

__________

(1)
The acquisitions of equity interests of Sinopec Hainan and Oil Production Plants in 2006, the acquisition of equity interests of the Refining Plants in 2007 and the acquisition of the Acquired Group from Sinopec Group Company in 2009 are treated as “combination of entities under common control” which are accounted in a manner similar to a pooling-of-interests.  Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and results of operation of these acquired companies on a combined basis.  The considerations for these acquisitions were treated as equity transactions.

(2)
Basic earnings per share have been computed by dividing net income attributable to equity shareholders of our company by the weighted average number of shares in issue. For the years ended December 31, 2005, 2006 and 2007, diluted earnings per share and per ADS are calculated on the same basis as basic earnings per share and per ADS, respectively, since there were no dilutive potential ordinary shares or they were considered anti-dilutive. The calculation of diluted earnings per share for the years ended December 31, 2008 and 2009 is based on the diluted net income attributable to equity shareholders of our Company of RMB 25,348 million and RMB62,136 million and the diluted weighted average number of the shares of 87,790 million and 87,790 million, respectively. Basic and diluted earnings per ADS have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 shares.

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

We consume a large amount of crude oil to produce our refined petroleum products and petrochemical products. While we try to adjust the sale price of our products to track international crude oil price fluctuations, our ability to pass on the increased cost resulting from crude oil price increases to our customers is dependent on international and domestic market conditions as well as the PRC government’s price control over refined petroleum products. Although the current price-setting mechanism for refined petroleum products in China allows the PRC government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period, the PRC government still retains discretion as to whether or when to adjust the refined petroleum products price. The PRC government generally exercises certain price control over refined petroleum products once international crude oil price experiences sustained rises or becomes significantly volatile. As a result, our results of operations and financial condition may be materially and adversely affected by the fluctuation of crude oil and refined petroleum product prices.

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

We purchase a significant portion of our crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world. In 2009, approximately 75% of the crude oil required for our refinery business was sourced from international suppliers, some of which are from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control of the US Department of Treasury, including Iran and Sudan. In addition, our development requires us to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our material supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

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

The reliability of reserves estimates depends on:

•	the quality and quantity of technical and economic data;

•	the prevailing oil and gas prices applicable to our production;

•	the production performance of the reservoirs; and

•	extensive engineering judgments.

In addition, new drilling, testing and production results following the estimates may cause substantial upward or downward revisions in the estimates.

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. The global financial crisis that began in 2008 has adversely affected China and other world economies, including the United States. Although many countries have adopted various macroeconomic policies, including stimulus packages, aiming at offsetting the slowdown brought about by the financial crisis, the global economy has been negatively impacted. The global financial crisis also resulted in a tightening in credit markets, a low level of liquidity in many financial markets and increased volatility in credit, equity and commodity markets. The timing and nature of any recovery in worldwide financial markets and the global economy remain uncertain, and there can be no assurance that market conditions will improve in the near future, or even if they do improve, will not deteriorate again. Our operations may also be adversely affected by factors such as volatility in international commodity prices, governmental policies and measures affecting international trade and the PRC government’s regulatory schemes and policies affecting domestic market. If the global and domestic markets experience significant or continuous slowdown or downturn, our business, financial condition, results of operations would be adversely affected.

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

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside the PRC, which have recently become more significant participants in the petroleum and petrochemical industry in China. On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products Market” to open the wholesale market of crude oil and refined petroleum products to new market entrants. As a result, we expect to face more competition in both crude oil and refined petroleum product markets. We also expect to face more competition in petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. Increased competition may have a material adverse effect on our financial condition and results of operations.

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

Non-competition.

Sinopec Group Company has interests in certain businesses, such as oil refining, petrochemical producing, retail service stations and overseas exploration and development, which compete or are likely to compete, either directly or indirectly, with our businesses. To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to: refrain from operating new businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company's operations that compete or could compete with our businesses; operate its sales enterprises and service stations in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our controlling shareholder, Sinopec Group Company may take actions that may conflict with our own interests.

Investments in OFAC sanctioned countries.

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and LNG projects.  Sinopec Group Company’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan and Syria, which countries are on the sanction list published and administrated by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of Treasury. Certain U.S.-based investors, including state and municipal governments and universities, may not wish to invest, and have proposed or adopted divestment or similar initiatives regarding investments, in companies that do business with countries on OFAC’s sanction list. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. As a result, the trading prices of our ADSs may be materially and adversely affected.

Risks Relating to the PRC

Government regulations may limit our activities and affect our business operations.

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined petroleum products, regulating the pricing of refined petroleum products, collecting special gain levies, assessing taxes and fees payable, deciding import and export quotas and procedures for the oil and gas industry, and setting safety, environmental and quality standards. As a result, we may face constraints on our flexibility and ability to expand our business operations.

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

Our production operations produce substantial amounts of waste water, gas and solid waste materials. In addition, our production facilities require operating permits that are subject to renewal, modification and revocation. We have established a system to treat waste materials to prevent and reduce pollution.  However, the PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards, which, in turn, would require us to incur additional expenditures on environmental matters.

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

In accordance with the new Enterprise Income Tax Law and its implementation rules that became effective on January 1, 2008, dividends derived from the revenues after January 1, 2008 and are paid by PRC companies to record holders that are non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or place of business in China or whose dividends from China do not relate to their establishment or place of business in China, are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable tax treaty or other exemptions. Under the notice issued by the State Administration of Taxation of the PRC on November 6, 2008, we are required to withhold PRC income tax at the rate of 10% on dividends paid for 2008 and later years payable to our H Share record holders that are “non-resident enterprises”. Accordingly, the investors of our American Depositary Shares representing our H Shares will be subject to such withholding of the PRC income tax at the rate of 10%, as Citibank N.A., the record holder of the H Shares represented by our American Depositary Shares, is deemed as a "non-resident enterprise" under the relevant PRC laws and regulations.

Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.

We receive a significant majority of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency needs, which include, among other things:

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

The exchange rate of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the foreign exchange control policies of the PRC government and the changes in the PRC’s and international political and economic conditions.  On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. From July 21, 2005 to December 31, 2009, the value of the Renminbi has appreciated by approximately 21.3% against the U.S. dollar, according to exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We purchase a significant portion of the crude oil from international suppliers, and the purchase prices are benchmarked to US dollar-denominated international prices. Fluctuations in the exchange rate of the Renminbi against the U.S. dollars and certain other foreign currencies may materially and adversely affect our financial condition and results of operations.

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

China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may not be assured. Our articles of association as well as the Listing Rules of the Hong Kong Stock Exchange provide that most disputes between holders of H shares and us, our directors, supervisors, officers or holders of domestic shares, arising out of the articles of association or the PRC Company Law concerning the affairs of our company, are to be resolved through arbitration by arbitration organizations in Hong Kong or China, rather than through a court of law. On June 18, 1999, an arrangement was made between Hong Kong and the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. We are uncertain as to the outcome of any action brought in China to enforce an arbitral award granted to shareholders.

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

In order to expand our core businesses, prevent competition between us and members of Sinopec Group and reduce related party transactions, between 2001 and 2008 we have acquired from Sinopec Group Company Sinopec National Star Petroleum Company, Sinopec Group Maoming Petrochemical Company, Tahe Oilfield Petrochemical Factory and Xi'an Petrochemical Main Factory, certain Petrochemical and Catalyst Assets, certain Refinery Plants and certain service stations, certain Oil Production Plants, Sinopec Hainan and certain downhole operation assets. We have also sold and disposed of certain auxiliary assets to third parties. In addition, we completed the privatization of Beijing Yanhua Petrochemical Co., Ltd. and Sinopec Zhenhai Refinery and Chemicals Co., Ltd. and the tender offers for the acquisition of publicly-held A-shares of four subsidiaries formerly listed on stock exchanges in China, namely Sinopec Qilu Petrochemical Co., Ltd., Sinopec Yangzi Petrochemical Co., Ltd., Sinopec Zhongyuan Petroleum Co., Ltd., and Shengli Oil Field Dynamic Co., Ltd. In addition, in 2007, we acquired 20 service stations and fuel business in Hong Kong from China Resources Enterprise, Ltd.

On June 30, 2009, we completed the acquisition of 100% equity interest of Sinopec Qingdao Petrochemical Co., Ltd., 41.99% equity interest in Shijiazhuang Chemical Fiber Co. Ltd., property interests in eight oil product pipeline project divisions and certain other assets relating to our exploration and production, refining and marketing and distribution segments from Sinopec Group Company. On the same day, we also disposed certain assets in our chemicals segment to Sinopec Group Company. The total consideration for the acquisition was RMB 1,839 million and the total consideration for the disposal was RMB 157 million.  We funded the net acquisition consideration through our internal resources.

On August 31, 2009, we completed the acquisitions from Sinopec Group Company of (i) all the assets in Petroleum Exploration & Production Research Institute, Research Institute of Petroleum Processing, Beijing Chemical Research Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Research Institute of Petroleum and Petrochemicals and Qingdao Safety Engineering Research Institute, and (ii) 100% equity interests in Beijing Xingpu Fine Chemical Technical Development Company, Beijing Petrochemical Design Institute of Beijing Chemical Institute, Qingdao Sinosun Management System Certification Center, Fushun Huanke Petrochemical Technical Development Co., Ltd. and Sinopec Material Equipment Company. The total consideration for the acquisitions is RMB 3,946 million, which we funded through our internal resources.

On March 26, 2010, Sinopec Corporation Hong Kong International Limited, a wholly-owned subsidiary of Sinopec Corp., and Sinopec Overseas Oil & Gas Limited, a wholly-owned subsidiary of Sinopec Group Company, entered into a purchase agreement and a deed of novation, pursuant to which Sinopec Corporation Hong Kong International Limited agreed to acquire (i) 55% of the total issued share capital of Sonangol Sinopec International Limited, or SSI, a company which is incorporated in the Cayman Islands and a joint venture between China Sonangol International Holding Limited and Sinopec Overseas Oil & Gas Limited, and (ii) the shareholder’s loan provided by Sinopec Overseas Oil & Gas Limited to SSI with a cap of US$ 2.465 billion (equivalent to approximately RMB 16.831 billion). As of November 30, 2009, in respect of the shareholder’s loan, SSI had utilized US$2.3 billion (equivalent to approximately RMB15.9 billion), and the outstanding balance (with accrued interest) of which amounted to US$779.1 million (equivalent to approximately RMB5.3 billion). The total consideration for the acquisition of shares and shareholder’s loan is US$ 2.5 billion (equivalent to approximately RMB 16.8 billion). Sinopec Corporation Hong Kong International Limited will pay the consideration through its own financial resources and bank loans. After the completion of the transaction, SSI will be controlled by Sinopec Corp.  The acquisition is subject to the approvals by relevant PRC governmental authorities and our independent shareholders.

B.	BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas across China. As of December 31, 2009, we held 193 production licenses with an aggregate acreage of 19,136 square kilometers and with terms ranging from 10 to 80 years. Our production licenses are renewable upon our application at least 30 days prior to expiration. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometers. Oilfields at our Shengli production bureau accounted for approximately 58% of our total crude oil and natural gas production in 2009.

As of December 31, 2009, we held 318 exploration licenses for various blocks in which we engaged in exploration activities. The maximum term of our exploration licenses is 7 years and the authorized total acreage under such licenses are 964 thousand square kilometers. Our exploration licenses may be renewed upon our application at least 30 days prior to expiration of the original term with each renewal for a two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. In addition, we are also obligated to pay an annual exploration license fee ranging from RMB 100 to RMB 500 per square kilometer.  However, we are entitled under PRC laws and regulations for reduction and exemption of exploration license fee for exploration in China’s western region, northeast region and offshore China.

Properties

We currently operate 16 oil and gas production bureaus, each of which consists of many oil and gas producing fields and blocks and all of which are located in China.

Shengli production bureau, our most important crude oil production bureau, consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing levels. In 2009, Shengli production bureau produced 200 million barrels of crude oil and 24.7 billion cubic feet of natural gas, with an average daily production of 553 thousand BOE, accounting for approximately 58% of our total crude oil and natural gas production for the year.

As of December 31, 2009, the total acreage of our oil and gas producing fields and blocks was 8,349 square kilometers, including 5,684 square kilometers that are developed acreage and 2,665 square kilometers that are undeveloped acreage. All of our oil and gas producing fields and blocks with respect to which acreage information is given are wholly owned by us.

Oil and Natural Gas Reserves

Our estimated proved reserves of crude oil and natural gas as of December 31, 2009 were 3,943 million BOE (including 2,820 million barrels of crude oil and 6,739 billion cubic feet of natural gas), representing a decrease of 1.4% from 2008. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by our major oil and gas production bureaus as of December 31, 2007, 2008 and 2009. Reserves information as of December 31, 2009 shown in the following tables was calculated using the average of first-day-of-the-month price for oil and gas during 2009. Reserves information as of December 31, 2007 and 2008 shown in the following tables was calculated using year-end oil and gas price.

	As of December 31,
	2007	2008	2009
Crude Oil	(in millions of barrels)
Proved Reserves
Developed
Shengli	2,167	1,964	2,009
Zhongyuan	154	116	124
Xibei	119	158	173
Henan	75	77	72
Jiangsu	84	88	89
Others	52	48	46
Total Developed	2,651	2,451	2,513
Undeveloped
Shengli	64	187	114
Zhongyuan	81	49	33
Xibei	161	117	132
Henan	21	4	1
Jiangsu	3	3	3
Others	43	30	24
Total Undeveloped	373	390	307
Total Proved Reserves	3,024	2,841	2,820

	As of December 31,
	2007	2008	2009
Natural Gas	(in billions of cubic feet)
Proved Reserves
Developed
Shengli	328	264	262
Zhongyuan	198	133	103
Xibei	196	242	296
Jiangsu	10	12	12
Xinan	417	420	446
Huabei	327	384	450
Puguang	0	0	0
Others	43	116	158
Total Developed	1,519	1,571	1,727
Undeveloped
Shengli	0	0	0
Zhongyuan	163	56	33
Xibei	2	210	122
Jiangsu	0	0	0
Xinan	340	262	241
Huabei	454	325	275
Puguang	3,509	4,001	3,926
Others	344	534	415
Total Undeveloped	4,812	5,388	5,012
Total Proved Reserves	6,331	6,959	6,739

As of December 31, 2009, approximately 307 million barrels of our crude oil proved reserves and 5,012 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves. This compares to 390 million barrels and 5,389 billion cubic feet of proved undeveloped reserves of crude oil and natural gas, respectively, as of December 31, 2008. During the year, 1,193 new wells were drilled, including 607, 185 and 155 new wells at our Shengli production bureau, Zhongyuan production bureau and Xibei production bureau, respectively. We converted 111 million barrels of proved undeveloped crude oil reserves and 203 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2009. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB 12.2 billion, including RMB 4.7 billion, RMB 4.2 million and RMB 1.2 million incurred in connection with our operations at Xibei production bureau, Shengli production bureau and Zhongyuan production bureau, respectively, in 2009.

We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our Company. Each of our production bureaus has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at production bureau level.

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment.  Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has 28 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at production bureau level. Exploration and development divisions collectively prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at production bureau level then holds peer review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. At headquarter level, the RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and reporting of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialized reserves database which is improved and updated periodically.

Oil and Natural Gas Production

In 2009, we produced an average of 962 thousand BOE per day, of which approximately 85.8% was crude oil and 14.2% was natural gas. The following tables set forth our average daily production by final product sold and by our major oil and gas production bureau for the last three years. The production of crude oil includes condensed oil.

	For the Years Ended December 31,
	2007	2008	2009
	(in thousands of barrels daily)
Average Daily Crude Oil Production
Shengli	539	538	541
Zhongyuan	59	58	56
Xibei	104	116	128
Henan	35	35	36
Jiangsu	33	33	33
Others	29	31	31
Total Crude Oil Production	799	811	825

	For the Years Ended December 31,
	2007	2008	2009
	(in thousands of barrels daily)
Average Daily Natural Gas Production
Shengli	76	74	68
Zhongyuan	143	102	90
Xibei	92	123	130
Henan	7	6	6
Jiangsu	5	6	6
Xinan	260	261	281
Huabei	140	185	190
Others	51	44	48
Total Natural Gas Production	774	801	819

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil and natural gas produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2007, 2008 and 2009.

	Total	Shengli	Others
	(RMB)
For the year ended December 31, 2009
Average petroleum lifting cost per BOE	90.51	96.34	82.63
Average realized sales price
Per barrel of crude oil	339.36	337.12	343.70
Per thousand cubic meters of natural gas	959.04	1019.98	956.75
For the year ended December 31, 2008
Average petroleum lifting cost per BOE	88.80	92.24	83.99
Average realized sales price
Per barrel of crude oil	601.22	598.99	605.80
Per thousand cubic meters of natural gas	914.47	992.15	939.48
For the year ended December 31, 2007
Average petroleum lifting cost per BOE	84.62	87.23	80.78
Average realized sales price
Per barrel of crude oil	435.94	421.66	466.17
Per thousand cubic meters of natural gas	822.83	939.92	817.72

Exploration and Development Activities

In 2009, we continued to increase our production capacity and scale of our reserve development. We made progress with our key exploration and development projects in Shengli and Tahe. Our Songnan gas field started production. In 2009, our crude oil production capacity increased by 5.7 million tonnes per annum and our natural gas production capacity increased by 1.205 billion cubic meters per annum. Our Sichuan-to-East China Gas Project commenced trial operation in 2009.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2007, 2008 and 2009.

	Total	Shengli	Xibei	Others
For the year ended December 31, 2009
Exploratory
— Productive	259	109	15	135
— Dry	311	95	30	186
Development
— Productive	3,079	1,702	147	1,230
— Dry	22	8	8	6
For the year ended December 31, 2008
Exploratory
— Productive	248	128	26	94
— Dry	296	105	18	173
Development
— Productive	3,128	1,563	141	1,424
— Dry	24	4	12	8
For the year ended December 31, 2007
Exploratory
— Productive	251	118	16	117
— Dry	306	119	24	163
Development
— Productive	2,956	1,136	112	1,708
— Dry	20	2	8	10

The following table sets forth the number of wells being drilled by our major oil and gas production bureau as of December 31, 2009, as compared to December 31, 2008. We own 100% of the working interest in these wells:
	As of December 31,
	2008	2009
Wells Drilling
Shengli	47	54
Zhongyuan	21	33
Xibei	30	43
Jiangsu	6	22
Others	73	67
Total Wells Drilling	177	219

As of December 31, 2009, we were conducting waterdrive testing at the undeveloped reserves with extra-low permeability at production bureaus of Shengli, Xibei and Dongbei.

The following table sets forth our number of productive wells for crude oil and natural gas as of December 31, 2009, as compared to December 31, 2008:

	As of December 31,
	2008			2009
	Crude Oil	Natural Gas		Crude Oil	Natural Gas
Shengli	24,303	394		25,600	415
Zhongyuan	3,936	301		4,033	296
Xibei	840	80		995	88
Jiangsu	1,776	5		1,929	6
Others	6,038	2,095	(1)	6,427	2,275	(1)
Total Productive Wells	36,893	2,875		38,984	3,080
__________

(1)
Including (i) six (6) natural gas productive wells in which a third party owns 50% of the working interest; and (ii) twelve (12) natural gas productive wells in which a third party owns 70% of the working interest.

Refining

Overview

We processed approximately 182.0 million tonnes of crude oil in 2009, representing approximately 53.57% of China's total crude oil throughput.  We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2007, 2008 and 2009.

	For the Years Ended December 31,
	2007	2008	2009
	(in million tonnes)
Gasoline	26.6	29.6	34.4
Diesel	63.4	69.7	68.9
Kerosene including jet fuel	8.3	8.0	10.4
Light chemical feedstock	24.0	23.1	26.9
Lubricant	13.3	12.1	1.3
Liquefied petroleum gas	7.4	8.2	8.7
Fuel oil	5.6	5.1	4.1

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

Refining Facilities

Currently we operate 34 refineries in China, all of which are located in our principal market. As of December 31, 2009, our total primary distillation capacity was 227.0 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum and crude oil throughputs as of and for the years ended December 31, 2007, 2008 and 2009.

	As of and for the Years Ended December 31,
	2007	2008	2009
Primary distillation capacity (million tonnes per annum)	191.9	208.0	227.0
Crude oil throughputs (million tonnes)	164.0	171.1	182.6

In 2009, measured by the total output from our refineries, our overall gasoline yield was 18.85%, overall diesel yield was 37.71%, overall kerosene yield was 5.69% and overall light chemical feedstock yield was 14.71%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2007, 2008 and 2009, our overall yield for all refined petroleum products at our refineries was 93.95%, 94.05% and 94.53%, respectively.

The following table sets forth the primary distillation capacity per annum as of, and refinery throughput for the years ended, December 31, 2007, 2008 and 2009 of each of our refineries with the primary distillation capacity of  8 million tonnes or more per annum as of December 31, 2009.

	As of and for the Years Ended December 31,
	2007		2008		2009
Refinery	Primary Distillation Capacity	Refinery Throughput	Primary Distillation Capacity	Refinery Throughput	Primary Distillation Capacity	Refinery Throughput
	(in million tonnes)

Zhenhai	20.0	18.6	20.0	19.4	23.0	19.2
Shanghai	14.0	8.9	14.0	9.2	14.0	8.8
Maoming	13.5	13.1	13.5	13.0	13.5	13.0
Guangzhou	13.2	10.4	13.2	11.6	13.2	11.2
Jinling	13.0	11.5	13.0	11.2	13.0	12.4
Yanshan	13.0	8.6	13.0	10.7	13.0	10.8
Gaoqiao	11.0	8.1	11.0	10.2	11.0	10.5
Qilu	10.5	10.6	10.5	10.0	10.5	10.1
Qingdao(1)	-	-	10.0	5.1	10.0	9.5
Yangzi	8.0	8.2	8.0	7.5	8.0	8.0
Hainan	8.0	8.0	8.0	7.8	8.0	8.2
Luoyang	6.5	5.2	8.0	4.8	8.0	6.4
Wuhan	5.0	4.3	8.0	4.0	8.0	4.5
Fujian	4.0	3.5	4.0	3.1	12.0	7.0
Tianjin	5.5	5.3	5.5	3.6	12.5	4.3
__________

(1)	Qingdao Refinery was completed and commenced operation in May 2008.

In 2009, our primary distillation capacity of crude oil increased by 22.0 million tonnes per annum, representing a net increase of 19.0 million tonnes per annum from 2008 after adjusting for the facility shut-downs, which includes an increase of 21.0 million tonnes per annum in the distillation capacity of high-sulfur crude oil. In addition, in 2009, our hydro-refining capacity and coking capacity increased by 16.8 million tonnes per annum and 3.3 million tonnes per annum, respectively. The revamping projects for a number of refining facilities to improve refined petroleum product quality were also progressing as planned.

Sources of Crude Oil

Crude oil is our most important raw material.  The following table sets forth the sources of our crude oil supply for the years ended December 31, 2007, 2008 and 2009.

	For the Years ended December 31,
	2007	2008	2009
Source of Supply	(in million tonnes)
Self-supply	30.83	30.88	31.90
PetroChina Company Ltd.	6.89	6.13	7.05
CNOOC Ltd.	7.42	7.55	6.49
Import	116.87	127.98	138.07
Total	162.01	172.54	183.51

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2009, we distributed and sold in China approximately 124.02 million tonnes of gasoline, diesel and kerosene including jet fuel, representing a market share of approximately 60% in China.  Most of the refined petroleum products sold by us are produced internally. In 2009, approximately 84% of our gasoline sales volume and approximately 87% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products for the year ended December 31, 2007, 2008 and 2009.

	For the Years Ended December 31,
	2007	2008	2009
Sales volume of refined petroleum products (in million tonnes)	119.39	122.98	124.02
Of which: Retail	76.62	84.10	78.90
Direct Sales	20.17	19.63	25.61
Wholesale	22.60	19.25	19.52
Average annual throughput of service stations (tonnes per station)	2,697	2,935	2,715
Total number of service stations under Sinopec brand as of December 31 of the respective year	29,062	29,279	29,698
Of which: Self-operated service stations	28,405	28,647	29,055
Franchised service stations	657	632	643

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2009, we sold approximately 78.9 million tonnes of refined petroleum products through our retail network, representing approximately 63.6% of our total refined petroleum products sales volume. Our retail market share in 2009 was approximately 76.7% in our principal market. Our retail network mainly consists of service stations that are wholly-owned and operated by us or jointly-owned and operated or leased by us and franchised service stations that are owned and operated by third parties.

In 2009, we continued to improve our refined petroleum products retail networks through acquisition, construction and renovation of service stations, and added 408 new service stations wholly-owned and operated by us into our retail network. We believe we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Direct Sales

In 2009, we sold approximately 25.61 million tonnes of refined petroleum products, including 2.42 million tonnes of gasoline, 23.06 million tonnes of diesel and 0.13 million tonnes of kerosene, through direct sales to commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

Wholesale

In 2009, we sold approximately 19.52 million tonnes of refined petroleum products through wholesale channels, representing approximately 15.7% of our total sales volume of refined petroleum products. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

Through our wholesale centers, we operate 410 storage facilities with a total capacity of approximately 14.0 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

Chemicals

Overview

We are the largest petrochemicals producer in China.  We produce a full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber, chemical fertilizers and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated with our refining businesses, which supply a significant portion of our chemical feedstock such as naphtha. Because of strong domestic demand, most of our petrochemical products are sold in China’s domestic market.

In 2009, our Fujian ethylene project commenced operation and construction of our Tianjin ethylene project achieved mechanical completion.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China.  Our rated ethylene capacity was 7.13 million tonnes per annum, which represented 59.6% of China’s total domestic ethylene capacity, as of December 31, 2009. In 2009, we produced 6.71 million tonnes of ethylene, representing approximately 62.8% of the total domestic output. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2009 for our principal intermediate petrochemical products. These operational data include 100% of the rated capacity and production of our joint ventures, SECCO, BASF-YPC, and Fujian Refining and Petrochemical Company Limited., which we own 50%, 40% and 50%, respectively.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	7,135	6,713	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO, BASF-YPC and Fujian

Propylene	6,343	6,169	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO, BASF-YPC, Gaoqiao, Anqing, Jinan, Jingmen, Wuhan and Fujian

Benzene	3,701	2,488	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO and BASF-YPC

Styrene	1,241	996	Yanshan, Qilu, Guangzhou, Maoming and SECCO

Para-xylene	4,068	2,997	Shanghai, Yangzi, Qilu, Tianjin and Luoyang

Phenol	350	322	Yanshan and Gaoqiao

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2009. These operational data include 100% of the rated capacity and production of our joint ventures, SECCO, BASF-YPC, and Fujian Refining and Petrochemical Company Limited., which we own 50%, 40% and 50%, respectively.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	5,081	4,747	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO, BASF-YPC and Fujian
Polypropylene	4,287	4,297	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, SECCO, Wuhan Fenghuang, Jingmen and Fujian
Polyvinyl chloride	600	514	Qilu
Polystyrene	536	412	Yanshan, Qilu, Maoming, Guangzhou and SECCO
Acrylonitrile butadiene styrene	200	142	Gaoqiao

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2009 production, we are the largest producer of purified teraphthalic acid, ethylene glycol, caprolactam and polyester in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2009 for each type of our principal synthetic fiber monomers and polymers. These operational data include 100% of the rated capacity and production of our joint ventures, SECCO, BASF-YPC, and Fujian Refining and Petrochemical Company Limited., which we own 50%, 40% and 50%, respectively.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified teraphthalic acid	3,078	3,289	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	1,413	1,013	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC and Fujian
Acrylonitrile	510	496	Shanghai, Anqing, Qilu and SECCO
Caprolactam	210	184	Shijiazhuang and Baling
Polyester	2,812	2,701	Shanghai, Yizheng, Tianjin and Luoyang

Synthetic Fibers

We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2009.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,200	991	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	315	305	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2009 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2009 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	285	296	Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber	430	354	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi
Styrene-butadiene-styrene thermoplastic elastomers	170	194	Yanshan and Maoming
Isobulylene isoprene rubber	45	40	Yanshan

Chemical Fertilizers

We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

The following table sets forth our rated capacity per annum, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2009.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ammonia	2,227	1,123	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling
Urea	3,634	1,752	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling

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

Competition

Exploration and Production

Because our production of crude oil can only meet approximately 17.4% of our crude oil requirements, we generally do not compete for crude oil customers. However, we compete with other market participants for the acquisition of desirable crude oil and natural gas prospects.

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

Patents and Trademarks

In 2009, we were granted 605 patents in China and 37 patents overseas. As of December 31, 2009, we owned a total of 5,082 patents in China. We are also entitled to use certain patents, trademarks and computer software owned by Sinopec Group Company under a royalty-free basis, provided that we bear all such annual expenses of maintaining the validity of such trademarks, patents and computer software. Certain patents expire from time to time and cover various products, processes and product uses.  Our royalty-free trademark licenses from Sinopec Group Company also include the right to use the “Sinopec” brand for our products and services. Pursuant to a supplemental agreement we entered into with Sinopec Group Company on October 21, 2009, our intellectual property licenses from Sinopec Group Company were extended to December 31, 2019.

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

Regulation of Exploration and Production

Exploration and Production Rights

The PRC Constitution provides that all mineral and oil resources belong to the state. In 1986, the Standing Committee of the National People's Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources, or the MLR, to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities.  Currently, only we, PetroChina, CNOOC and Yanchang Petroleum Group Ltd. have received such exploration licenses and production licenses in oil and gas industry. In addition, pursuant to the Regulation on the Administration of Geological Survey Qualifications promulgated by the State Council, which became effective from July 1, 2008, any entity engaging in geological survey activities shall obtain a geological survey qualification certificate. Oil and natural gas survey qualifications, among others, shall be examined, approved and granted by the MLR.

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

All companies approved by the State Council to engage in oil and gas exploration and production activities may apply for exploration and production licenses for onshore and offshore oil and natural gas resources without geographical restrictions. We have exploration and production licenses for the exploration and production of both onshore and offshore crude oil and natural gas resources in China.

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

Since December 2005, the NDRC simplified the ex-factory price-setting mechanism by dividing natural gas prices into two tiers and setting a median guidance ex-factory price for each tier.  The price for the first tier may be set within ±10% of the guidance price through negotiation between the producers and their customers, while the price for the second tier may fluctuate up to 10% of the guidance price with no limitation on the minimum price.  In addition, the NDRC would adjust the guidance prices once per year by up to 8% annually to reflect the price trends of crude oil and other alternative energies. On November 8, 2007, the NDRC adopted an adjusted pricing policy for natural gas, by increasing the guidance ex-factory price of the natural gas for industrial applications other than chemical fertilizers and independent heating enterprises by RMB 400.0 per thousand cubic meters, deregulating the ex-factory price of the natural gas for LNG producers, fixing the minimum ratio between the base retail price of natural gas for automobiles and the base retail price of #90 gasoline at 0.75:1.

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

According to the Notice on Implementing Reforms on Prices of Refined Products and Tax promulgated by the State Council on December 18, 2008 and the Measures for Administration of Petroleum Products Price (Trial) issued by the NDRC on May 7, 2009, the sale price for refined petroleum products in the PRC market shall be adjusted with reference to international crude oil price fluctuations, subject to governmental control. The NDRC will set maximum retail price and the provincial price bureaus have the authority to set maximum whole sale prices for gasoline and diesel . As a principle, maximum retail price for gasoline and diesel in the Chinese market shall be decided with reference to the international crude oil price plus the average domestic processing costs, tax levies, reasonable sales and marketing expenses and appropriate profit. The refined petroleum products price in the PRC market may be adjusted when the moving average price of international crude oil price fluctuates beyond 4% within a period of 22 consecutive business days. If the international crude oil prices experience sustained increase or radical fluctuation, the price of refined petroleum products, including gasoline and diesel products, will be controlled by the government to reduce the oil price fluctuation impact upon the PRC market.

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

Overseas investment project falling within the category of resources development involving investment by any Chinese party of above US$ 200 million (inclusive) shall be verified and approved by the State Council, and those involving investment of above US$ 30 million (inclusive) shall be verified and approved by the NDRC. Other overseas investment project shall be verified and approved by State Council if it involves investment by any Chinese party of above US$ 50 million (inclusive), or by the NDRC if it involves investment by any Chinese party of above US$ 10 million (inclusive). Any overseas investment projects other than the foregoing shall be filed with the NDRC and/or the MOFCOM if the investor is an enterprise managed by the central government, or approved by its local government according to applicable laws and regulations. Overseas investment projects involving domestic enterprise's establishment or acquisition of overseas enterprise to acquire ownership, control or management rights of overseas enterprise (with the exception of financial enterprises) shall be approved by the MOFCOM or relevant provincial-level commerce authorities according to applicable laws and regulations.

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

Effective from January 1, 2008, the general enterprise income tax rate imposed on entities, other than certain enterprises defined in the new Enterprise Income Tax Law of the PRC, is 25%.

According to the Notice on Implementing Reforms on Prices of Refined Products and Tax, starting from January 1, 2009, consumption tax on refined petroleum products were adjusted. Applicable tax, fees and royalties on refined petroleum products and other refined products generally payable by us or by other companies in similar industries are shown below.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	25% effective from January 1, 2008.

Value-added tax	Revenue
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

Business tax	Revenue from pipeline transportation services	3%.

Consumption tax	Aggregate volume sold or self-consumed	RMB 1 per liter for gasoline, naphtha, solvent oil and lubricant; RMB 0.8 per liter for diesel, jet fuel and fuel oil. Prior to December 31, 2010, the consumption tax paid for imported naphtha for the production of ethylene and aromatic hydrocarbon will be refunded, and naphtha procured from domestic sources for the production of ethylene and aromatic hydrocarbon will remain tax-free. Consumption tax on jet fuel is currently exempted.

Import tariff	CIF China price	5% for gasoline, 6% for light diesel, 9% for jet kerosene and 6% for No. 5-7 fuel oil. The current applicable tax rates in 2010 for jet kerosene and No. 5-7 fuel oil are 6% and 3%, respectively.

Resource tax	Aggregate volume sold or self-consumed	RMB 14 to RMB 30 per tonne for crude oil. RMB 7 to RMB 15 per thousand cubic meters for natural gas.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	1%

Exploration license fee	Area	RMB 100 to 500 per square kilometer per annum.

Production license fee	Area	RMB 1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education Surcharge	Total amount of value-added tax, consumption tax and business tax	3%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$ 40 per barrel.
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

Environmental Matters

We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. For example, national regulations promulgated by the central government set discharge standards for emissions into air and water. They also set forth schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a certain level. Above a certain level, the central regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government's approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations. In addition, the PRC government has set certain environmental protection objective for the petroleum and chemical industry to reduce energy intensity, chemical oxygen demand, industrial water consumption and sulfur dioxide emission by certain level by 2009 compared to 2005. In light of such objective, we have incurred capital expenditure specifically to promote energy saving and environmental protection in China.

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

We paid pollutant discharge fees of approximately RMB 2.1 billion in 2007, RMB 2.3 billion in 2008 and RMB 3.2 billion in 2009.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB 456.3 billion of coverage on our property and plants and approximately RMB 71.2 billion of coverage on our inventory. In 2009, we paid an insurance premium of approximately RMB 1.87 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2007, 2008 and 2009.

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

Impairment losses recognized for each of the three years ended December 31, 2007, 2008 and 2009 in our statement of income on long-lived assets are summarized as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
	(in millions)
Exploration and production	481	5,991	1,595
Refining	1,070	270	396
Marketing and distribution	1,237	709	1,479
Chemicals	318	1,511	3,807
Corporate and others	—	19	8
Total	3,106	8,500	7,285

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no changes to the estimated useful lives and residual values during each of the three years ended December 31, 2007, 2008 and 2009.

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

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
	(in millions)
Balance as of January 1 .	3,373	2,909	2,406
Impairment losses recognized for the year .	295	143	70
Reversal of impairment losses	(204)	(254)	(245)
Written off	(555)	(392)	(310)
Balance as of December 31	2,909	2,406	1,921

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

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
	(in millions)
Balance as of January 1	871	4,572	9,189
Allowance for the year	3,962	8,777	401
Reversal of allowance on disposal	(131)	(64)	(185)
Written off	(130)	(4,096)	(8,367)
Balance as of December 31	4,572	9,189	1,038

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

•	Chemicals Segment, which consists of purchasing chemical feedstock principally from the refining segment and producing, marketing, selling and distributing chemical products; and

•	Corporate and Others Segment, which consists principally of trading activities of the import and export subsidiaries and our research and development activities.

B.	CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth certain income and expense items from our consolidated statements of income for the periods indicated.

	Years Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
	(in billions)
Operating revenues
Sales of goods	1,170.0	1,413.2	1,315.9
Other operating revenues	31.0	31.1	29.1
Total operating revenues	1,201.0	1,444.3	1,345.0
Other income	4.9	50.9	-
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(971.7)	(1,286.1)	(990.5)
Selling, general and administrative expenses	(32.8)	(39.4)	(40.5)
Depreciation, depletion and amortization	(43.6)	(46.4)	(50.5)
Exploration expenses, including dry holes	(11.1)	(8.3)	(10.5)
Personnel expenses	(22.9)	(23.4)	(28.8)
Taxes other than income tax	(34.7)	(57.2)	(132.9)
Other operating expenses, net	(3.6)	(8.1)	(6.9)
Total operating expenses	(1,120.4)	(1,468.9)	(1,260.6)
Operating income	85.5	26.3	84.4
Net finance costs	(8.4)	(5.2)	(7.2)
Income from investments	5.7	1.0	3.4
Earnings before income tax	82.8	22.1	80.6
Tax (expense)/benefit	(24.7)	2.9	(16.1)
Net income	58.1	25.0	64.5
Attributable to:
Equity shareholders of the Company	55.9	28.5	61.8
Minority interests	2.2	(3.5)	2.7
	58.1	25.0	64.5

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, our total operating revenues were RMB 1,345.0 billion, representing a decrease of 6.9% over the year of 2008. Our operating income was RMB 84.4 billion, representing an increase of 220.9% over the year of 2008. The increase in our operating income was primarily due to our efforts to respond to the international financial crisis, including our development in the markets we compete, enhancement in marketing and services quality, improvement of our raw material structure and further leveraging on our strength in business scale and integration. These efforts were coupled with the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government and the increase in demand for chemical products in domestic market.

Operating Revenues

In 2009, our operating revenues from sales of goods were RMB 1,315.9 billion, representing a decrease of 6.9% over 2008. This was mainly due to the decrease in the price of crude oil, refined oil and petrochemical products over 2008. In addition, in 2008, we received RMB 50.9 billion of government subsidy as a result of the PRC government’s tight control over refined petroleum products prices in 2008 (categorized as other income), and we did not receive any such subsidy as a result of the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government in 2009.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2008 to 2009 for our major products:

	Average Realized Price				Rate of Change from	Sales Volume				Rate of Change from
	2008		2009		2008 to 2009	2008		2009		2008 to 2009
	(RMB)		(RMB)		(%)					(%)

Crude Oil	4,190	(1)	2,303	(1)	(45.0)	4.39	(2)	4.92	(2)	12.1
Natural Gas	911	(3)	933	(3)	2.4	6.28	(4)	6.49	(4)	3.3
Gasoline	6,409	(1)	6,367	(1)	(0.7)	37.73	(2)	39.04	(2)	3.5
Diesel	5,629	(1)	5,092	(1)	(9.5)	80.24	(2)	82.34	(2)	2.6
Kerosene	6,063	(1)	3,918	(1)	(35.4)	9.22	(2)	11.35	(2)	23.1
Basic chemical feedstock	6,238	(1)	4,359	(1)	(30.1)	10.67	(2)	13.27	(2)	24.4
Synthetic Resin	10,094	(1)	8,072	(1)	(20.0)	7.83	(2)	8.67	(2)	10.7
Synthetic Fiber	10,488	(1)	9,140	(1)	(12.9)	1.35	(2)	1.42	(2)	5.2
Synthetic Rubber	16,160	(1)	11,448	(1)	(29.2)	0.98	(2)	1.12	(2)	14.3
Synthetic Fiber Monomer and Polymer	8,054	(1)	6,530	(1)	(18.9)	3.99	(2)	4.65	(2)	16.5
Chemical fertilizer	1,729	(1)	1,657	(1)	(4.2)	1.66	(2)	1.77	(2)	6.6
____________

(1)	per tonne

(2)	million tonnes

(3)	per thousand cubic meters

(4)	billion cubic meters

Sales of crude oil and natural gas

Most of crude oil and a small portion of natural gas we produced were internally used for refining and chemical production and the remaining were sold to other customers. In 2009, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB 19.3 billion, representing a decrease of 26.7% over 2008. The change was mainly due to the decrease in the price of crude oil.

Sales of refined petroleum products

In 2009, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 874.2 billion, accounting for 65.0% of our operating revenues and representing a decrease of 6.5% over 2008. The decrease was mainly due to the decrease in price of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 712.3 billion, accounting for 81.5% of the total revenue of petroleum products and representing a decrease of 5.0% over 2008. Sales revenue of other refined petroleum products was RMB 161.9 billion, accounting for 18.5% of the total turnover of petroleum products and representing a decrease of 12.8% over 2008.

Sales of chemical products

Our external sales revenue of chemical products was RMB 192.7 billion, accounting for 14.3% of our operating revenues and representing a decrease of 12.3% over 2008. This was mainly due to the decrease in the price of chemical products.

Other income

In 2008, we received RMB 50.9 billion of government subsidy as a result of the PRC government’s tight control over refined petroleum products prices in 2008. We did not receive any such subsidy as a result of the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government in 2009.

Operating expenses

In 2009, our operating expenses were RMB 1,260.6 billion, representing a decrease of 14.2% over 2008, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 990.5 billion, representing a decrease of 23.0% over 2008, accounting for 78.6% of the total operating expenses, of which:

Crude oil purchase expenses were RMB 405.4 billion, representing a decrease of 41.3% over 2008. In 2009, the total throughput of crude oil that was purchased externally was 135.14 million tonnes (excluding the amount processed for third parties), representing an increase of 0.2% over 2008; the average unit processing cost for crude oil purchased externally was RMB 3,000 per tonne, representing a decrease of 41.5% over 2008.

In 2009, our other purchasing expenses were RMB 585.1 billion, representing a decrease of 1.7% over 2008. This was mainly due to the decrease in the cost of gasoline, diesel, kerosene and other feedstock purchased externally.

Selling, general and administrative expenses totaled RMB 40.5 billion, representing an increase of 2.8% over 2008. This was mainly due to the increase in the expenses of community services and culture, education and healthcare and the increase in rental charges of some gas stations.

Depreciation, depletion and amortization was RMB 50.5 billion, representing an increase of 8.8% over 2008. This was mainly due to the depreciation resulting from the our continuous capital expenditure on property, plant and equipment.

Exploration expenses were RMB 10.5 billion, representing an increase of 26.5% over 2008, reflecting our enhanced exploration activities in northeastern Sichuan, west Sichuan and Erdos regions.

Personnel expenses were RMB 28.8 billion, representing an increase of 23.1% compared with 2008, reflecting our accrual of staff annuity and housing subsidy.

Taxes other than income tax were RMB 132.9 billion, representing an increase of 132.3% compared with 2008. This was mainly due to the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government, which led to the increase in the consumption tax, urban construction tax and educational surcharge by RMB 101.4 billion over 2008. In addition, the special oil income levy decreased by RMB 25.7 billion compared to 2008 as a result of the decrease in the price of crude oil in 2009.

Other operating expenses were RMB 6.9 billion, representing a decrease of 14.8% over 2008.

Operating income

In 2009, our operating income was RMB 84.4 billion, representing an increase of 220.9% over 2008.

Net finance costs

In 2009, our net finance costs were RMB 7.2 billion, representing an increase of 38.5% over 2008. Our interest expenses in 2009 were RMB 7.4 billion, representing a decrease of RMB 4.5 billion over 2008; our foreign currency exchange gains were RMB 0.4 billion, representing a decrease of RMB 2.9 billion over 2008. We also incurred a loss of RMB 0.2 billion with respect to the fair value change of embedded financial derivative instruments in convertible bonds as a result of the change in our H share’s trading price, compared with a gain of RMB 3.9 billion with respect to the fair value change of embedded financial derivative instruments in convertible bonds in 2008.

Earnings before income tax

In 2009, our earnings before income tax were RMB 80.6 billion, representing an increase of 264.7% over 2008.

Income tax

In 2009, we recognized an income tax expense of RMB 16.1 billion, increased by RMB 19.0 billion. The increase was mainly due to substantial growth of earnings before income taxes over 2008.

Net income attributable to minority interests

In 2009, our net income attributable to minority interests was RMB 2.7 billion, representing an increase of RMB 6.2 billion compared with 2008.

Net income attributable to equity shareholders of the Company

In 2009, our net income attributable to our equity shareholders was RMB 61.8 billion, representing an increase of 116.8% over 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, our sales of goods, other operating revenues and other income were RMB 1,495.2 billion, representing an increase of 24.0% over 2007. Our operating income in 2008 was RMB 26.3 billion, representing a decrease of 69.2% over 2007. This was primarily due to the losses suffered by our refining segment due to the distortion of the correlation of domestic refined petroleum product prices and the international crude oil prices.

Operating Revenues

In 2008, our sales of goods and other operating revenues were RMB 1,444.3 billion, of which sales of goods were RMB 1,413.2 billion, representing an increase of 20.8% over 2007. The increase was primarily due to the increase in our sales of goods, which was the result of our increased average realized price and sales volume of refined oil products and the increase in volume of our trading business. In 2008, our other operating revenues were RMB 31.1 billion, representing an increase of 0.3% over 2007.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2007 to 2008 for our major products:

	Average Realized Price				Rate of Change from	Sales Volume				Rate of Change from
	2007		2008		2007 to 2008	2007		2008		2007 to 2008
	(RMB)		(RMB)		(%)					(%)

Crude Oil	3,110	(1)	4,190	(1)	34.7	4.43	(2)	4.39	(2)	(0.9)
Natural Gas	811	(3)	911	(3)	12.3	5.82	(4)	6.28	(4)	7.9
Gasoline	5,408	(1)	6,409	(1)	18.5	35.18	(2)	37.73	(2)	7.2
Diesel	4,724	(1)	5,629	(1)	19.2	76.92	(2)	80.24	(2)	4.3
Kerosene	4,728	(1)	6,063	(1)	28.2	7.05	(2)	9.22	(2)	30.8
Basic chemical feedstock	6,182	(1)	6,238	(1)	0.9	10.57	(2)	10.67	(2)	0.9
Synthetic Resin	10,204	(1)	10,094	(1)	(1.1)	7.88	(2)	7.83	(2)	(0.6)
Synthetic Fiber	11,605	(1)	10,488	(1)	(9.6)	1.50	(2)	1.35	(2)	(10.0)
Synthetic Rubber	13,763	(1)	16,160	(1)	17.4	0.96	(2)	0.98	(2)	2.1
Synthetic Fiber Monomer and Polymer	9,112	(1)	8,054	(1)	(11.6)	4.07	(2)	3.99	(2)	(2.0)
Chemical fertilizer	1,659	(1)	1,729	(1)	4.2	1.58	(2)	1.66	(2)	5.1
____________

(1)	per tonne

(2)	million tonnes

(3)	per thousand cubic meters

(4)	billion cubic meters

Sales of crude oil and natural gas

Most of the crude oil and a small portion of natural gas produced by us were internally used for refining and chemicals production and the remaining were sold to other customers. In 2008, the total revenue of crude oil, natural gas and other upstream products that were sold externally amounted to RMB 26.4 billion, representing an increase of 29.2% over 2007 and accounting for 1.8% of the sales of goods and other operating revenues. The increase was mainly due to the increase in the price of crude oil and the expansion of our natural gas business.

Sales of refined petroleum products

Our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. In 2008, the external sales revenue of petroleum products by these two segments were RMB 935.0 billion, accounting for 64.7% of our sales of goods and other operating revenues, and representing an increase of 19.9% over 2007. This was primarily the result of the increased selling price of refined petroleum products, expansion of the sales volume of our petroleum products, and the optimizing of our sales structure. The sales revenue of gasoline, diesel and kerosene was RMB 749.3 billion, accounting for 80.1% of the total turnover of refined petroleum products, and representing an increase of 27.7% over 2007. The turnover of other refined petroleum products was RMB 185.7 billion, representing a decrease of 3.7% compared with 2007, and accounting for 19.9% of the total turnover of the refined petroleum products.

Sales of chemical products

Our external sales revenue of chemical products was RMB 219.7 billion, accounting for 14.7% of our sales of goods and other operating revenues, and representing a decrease of 0.2% over 2007. This was primarily due to the general decrease in the selling prices and sales volume of our chemical products (other than synthetic rubber and chemical fertilizer).

Other income

In 2008, we recognized grant income of RMB 50.9 billion compared to RMB 4.9 billion in 2007 for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the international crude oil prices, and the measures we took to stabilize the supply in the PRC refined petroleum product market during the year.  There are no unfulfilled conditions and other contingencies attached to the receipts of the grant. There is no assurance that we will continue to receive such grant in the future.

Operating expenses

In 2008, our operating expenses were RMB 1,468.9 billion, representing an increase of 31.1% over 2007, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 1,286.1 billion, representing an increase of 32.4% over 2007, accounting for 87.6% of the total operating expenses, of which:

Crude oil purchase expense was RMB 691.1 billion, representing an increase of 40.1% over 2007. This expense accounted for 47.1% of the total operating expense, representing an increase of 3.1 percentage points. With the rapid economic development in China and the expanded market demand, we increased the amount of crude oil that was purchased externally. In 2008, the total throughput of crude oil purchased externally reached 134.8 million tonnes (excluding the amounts processed for third parties), representing an increase of 6.6%. The average unit processing cost for crude oil purchased externally was RMB 5,126 per tonne, representing an increase of 31.4% over 2007.

In 2008, our other purchasing expenses reached RMB 595.0 billion, accounting for 40.5% of the total operating expenses, representing an increase of 24.3%. The increase was mainly due to the increased volume in our trading business and the increased cost for other outsourcing materials.

Selling, general and administrative expenses totaled RMB 39.4 billion, representing an increase of 20.1% over 2007. This was primarily due to the RMB 2.6 billion increase in products delivering costs and other miscellaneous charges caused by the increased sales volume of our refined petroleum products as well as the increased unit transportation costs.

Depreciation, depletion and amortization was RMB 46.4 billion, representing an increase of 6.4% over 2007, mainly due to the increased depreciation resulted from our continuous capital expenditures on property, plant and equipment in recent years.

Exploration expenses reached RMB 8.3 billion, representing a decrease of 25.2%. This was mainly due to the decrease in upstream exploration activities over last year.

Personnel expenses were RMB 23.4 billion, representing an increase of 2.2% over 2007.

Taxes other than income tax were RMB 57.2 billion, representing an increase of 64.8% over 2007. The increase was mainly due to the increase of the special oil income levy in the amount of RMB 21.6 billion as a result of the high crude oil price in 2008.

Other operating expenses were RMB 8.1 billion in 2008 compared to RMB 3.6 billion in 2007, that are primarily due to impairment losses on long-lived assets, which were  RMB 8.5 billion in 2008 compared with RMB 3.1 billion in 2007. The impairment losses were caused by the lower price of crude oil which led to the decrease in reserves estimated and higher production and development cost in certain field blocks.

Operating income

In 2008, our operating income was RMB 26.3 billion, representing a decrease of 69.2% over 2007.

Net finance costs

In 2008, our net finance costs were RMB 5.2 billion, representing a decrease of 38.1% over 2007. The decrease was mainly attributable to the increase in unrealized gain on embedded derivative component of convertible bonds by RMB 7.1 billion, partially offset by the increase in interest expense by RMB 4.2 billion.

Earnings before income tax

In 2008, our earnings before income tax were RMB 22.1 billion, representing a decrease of 73.3% over 2007.

Income tax

In 2008, we recognized an income tax benefit of RMB 2.9 billion compared to income tax expense of RMB 24.7 billion in 2007. See Note 10 to our consolidated financial statements for a reconciliation between the actual income tax benefit and the expected income tax expense at the applicable statutory tax rate.

Net income attributable to minority interests

In 2008, loss for the year attributable to the minority interests of our Company was RMB 3.5 billion. This was primarily due to the losses incurred by our subsidiaries shared by the minority shareholders.

Net income attributable to equity shareholders of the Company

In 2008, net income attributable to our equity shareholders was RMB 28.5 billion, representing a decrease of 49.0% compared with 2007.

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

	Years Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2007	2008	2009	2008	2009	2008	2009
	RMB	RMB	RMB	(%)	(%)	(%)	(%)
	(in billions)

Exploration and Production External sales(1)	38.2	45.1	36.8	1.6	1.6	3.0	2.7
Inter-segment sales	107.5	151.4	87.0	5.3	3.7
Total operating revenue	145.7	196.5	123.8	6.9	5.3
Refining
External sales(1)	127.2	178.2	99.7	6.2	4.2	11.9	7.4
Inter-segment sales	541.6	692.5	603.9	24.3	25.7
Total operating revenue	668.8	870.7	703.6	30.5	29.9
Marketing and distribution
External sales(1)	663.0	813.6	780.7	28.5	33.2	54.4	58.0
Inter-segment sales	2.8	3.2	2.4	0.1	0.1
Total operating revenue	665.8	816.8	783.1	28.6	33.3
Chemicals
External sales(1)	227.5	226.2	197.3	7.9	8.4	15.1	14.7
Inter-segment sales	16.5	27.3	21.1	1.0	0.9
Total operating revenue	244.0	253.5	218.4	8.9	9.3
Corporate and others
External sales(1)	150.0	232.1	230.5	8.1	9.8	15.6	17.2
Inter-segment sales	303.6	484.3	291.4	17.0	12.4
Total operating revenue	453.6	716.4	521.9	25.1	22.2
Total operating revenue before inter-segment eliminations	2,177.9	2,853.9	2,350.8	100.0	100.0
Elimination of inter-segment sales	(972.0)	(1,358.7)	(1,005.8)
Consolidated operating revenues	1,205.9	1,495.2	1,345.0			100.0	100.0
__________

(1)	include other operating revenues. See Note 33 to the consolidated financial statements for other operating revenues of each of our operating segments.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2007 to 2009.

	Years Ended December 31,			Rate of Change from 2008 to 2009
	2007	2008	2009
	(RMB in billions)			(%)
Exploration and Production
Total operating revenues	145.7	196.5	123.8	(37.0)
Total operating expenses	(96.9)	(129.9)	(104.2)	(19.8)
Total operating income	48.8	66.6	19.6	(70.6)
Refining
Total operating revenues	666.9	829.7	703.6	(15.2)
Other income	1.9	41.0	—	(100.0)
Total operating expenses	(679.8)	(934.3)	(680.5)	(27.2)
Total operating income/(loss)	(11.0)	(63.6)	23.1	—
Marketing and distribution
Total operating revenues	662.8	806.9	783.1	(2.9)
Other income	3.0	9.9	—	(100.0)
Total operating expenses	(629.9)	(778.3)	(752.8)	(3.3)
Total operating income	35.9	38.5	30.3	(21.3)
Chemicals
Total operating revenues	244.0	253.4	218.4	(13.8)
Total operating expenses	(230.7)	(266.4)	(204.8)	(23.1)
Total operating income/(loss)	13.3	(13.0)	13.6	—
Corporate and others
Total operating revenues	453.6	716.5	521.9	(27.2)
Total operating expenses	(455.1)	(718.7)	(524.1)	(27.1)
Total operating loss	(1.5)	(2.2)	(2.2)	0.0

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenues of this segment were RMB 123.8 billion, representing a decrease of 37.0% over 2008.This is mainly attributable to the decrease in the selling price of crude oil.

The segment sold 40.24 million tonnes of crude oil and 7.03 billion cubic meters of natural gas in 2009, representing an increase of 2.1% and 2.2% respectively over 2008. The average realized price of crude oil and natural gas were RMB 2,409 per tonne and RMB 959 per thousand cubic meters respectively, representing a decrease of 43.6% and an increase of 1.9% respectively over 2008.

In 2009, the operating expenses of this segment were RMB 104.2 billion, representing a decrease of 19.8% over 2008. The was mainly due to the decrease of special oil income levy by RMB 25.7 billion over 2008, which reflected the decrease in crude oil price.

The lifting cost for oil and gas was RMB 90.51 per BOE in 2009, representing an increase of 1.9% over 2008.

The segment’s operating income was RMB 19.6 billion in 2009, representing a decrease of 70.6% over 2008, which was mainly caused by substantial decline in prices of crude oil in 2009.

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

•
The impairment losses increased by RMB 5.5 billion over 2007, attributable to the lower in price of crude oil which led to the decrease in reserves estimated and higher production and development cost in certain field blocks.

•	The increase in depreciation, depletion and amortization amounted to RMB 3.9 billion was primarily due to the continuous investment in oil and gas assets.

•	Special oil income levy increased by RMB 21.6 billion, primarily due to the high crude oil price in 2008.

In light of the high crude oil price in 2008, we developed more marginal oil reserves to increase oil and gas production. Water and electricity charges associated with oil and gas production increased from RMB 601 per tonne in 2007 to RMB 630 per tonne in 2008, or an increase of 4.8%, due to our development of marginal oil reserves.

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

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenues of this segment were RMB 703.6 billion, representing a decrease of 15.2% over 2008. This was mainly attributable to the decrease in prices of the refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2008 and 2009, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average realized prices		Rate of change from
	2008	2009	2008 to 2009	2008	2009	2008 to 2009
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	28.73	31.34	9.1	5,586	5,591	0.1
Diesel	68.73	63.10	(8.2)	4,934	4,646	(5.8)
Chemical feedstock	23.60	26.98	14.3	5,983	3,333	(44.3)
Kerosene and other refined petroleum products	41.90	44.08	5.2	4,391	3,208	(26.9)

In 2009, the segment’s sales revenues of gasoline were RMB 175.2 billion, representing an increase of 9.2% over 2008; the sales revenues of diesel were RMB 293.2 billion, representing a decrease of 13.6% against 2008; the sales revenues of chemical feedstock were RMB 89.9 billion, representing a decrease of 36.3% against 2008; and the sales revenues of other refined petroleum products were RMB 141.4 billion, representing a decrease of 23.1% against 2008.

The segment’s operating expenses were RMB 680.5 billion in 2009, representing a decrease of 27.2% against 2008, which is mainly attributable to the decrease of crude oil processing cost caused by decrease of crude oil sales price.

In 2009, the average unit cost of crude oil processed was RMB 2,911 per tonne, representing a decrease of 41.9% against 2008. Refining throughput were 167.08 million tonnes (excluding the volume processed for third parties), representing an increase of 0.9% over 2008. In 2009, the total costs of crude oil processed were RMB 486.3 billion, representing a decrease of 41.4% against 2008.

The refining margin was RMB 309 per tonne in 2009, an increase of RMB 722 per tonne over 2008, primarily reflecting the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government, and our optimization of production scheme, adjustment in product mix as well as our higher load operations.

In 2009, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 136 per tonne, representing an increase of RMB 6.4 per tonne, i.e. 4.9% compared with 2008. This was mainly due to lower quality of crude oil and the higher cost in upgrading oil products quality.

The segment’s operating income was RMB 23.1 billion in 2009, an increase of RMB 86.7 billion compared with 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, the operating revenues of this segment were RMB 829.7 billion, representing an increase of 24.4% over 2007. The increase was mainly attributable to the increase in the price and sales volume of each refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2007 and 2008, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average realized prices		Rate of change from
	2007	2008	2007 to 2008	2007	2008	2007 to 2008
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	24.54	28.73	17.1	4,640	5,586	20.4
Diesel	62.48	68.73	10.0	4,057	4,934	21.6
Chemical feedstock	25.67	23.60	(8.1)	4,986	5,983	20.0
Kerosene and other refined petroleum products	42.62	41.90	(1.7)	3,903	4,391	12.5

In 2008, the sales revenues of gasoline by the segment were RMB 160.5 billion, representing an increase of 40.9% over 2007 and accounting for 19.3% of this segment’s operating revenues. The sales revenues of diesel by the segment were RMB 339.1 billion, representing an increase of 33.8% over 2007 and accounting for 40.9% of this segment’s operating revenues. In 2008, the sales revenues of chemical feedstock by the segment were RMB 141.2 billion, representing an increase of 10.3% over 2007 and accounting for 17.0% of this segment’s operating revenues. The sales revenues of refined petroleum products other than gasoline, diesel and chemical feedstock were RMB 184.0 billion, representing an increase of 10.6% over 2007 and accounting for 22.2% of this segment’s operating revenues.

In 2008, this segment’s operating expenses were RMB 934.3 billion, representing an increase of 37.4% over 2007. The increase was mainly attributable to the increase of raw materials prices.

The average cost of crude oil processed was RMB 5,008 per tonne, representing an increase of 33.1% over 2007. Refining throughput were 165.6 million tonnes (excluding the volume processed for third parties), representing an increase of 5.0% over 2007. In 2008, the total costs of crude oil processed were RMB 829.3 billion, representing an increase of 39.7%, and accounting for 88.8% of the segment’s operating expenses, up by 1.5 percentage points over 2007.

In 2008, due to the high international crude oil price and the PRC government’s tight control over refined petroleum products prices, our refining segment incurred significant losses. The refining margin was negative RMB 414 per tonne in 2008, a decrease of RMB 519 per tonne over RMB 105 per tonne in 2007.

In 2008, the unit refining cash operating cost was RMB 129 per tonne, representing a decrease of RMB 3 per tonne, i.e. 3% compared with 2007. This reflects the segment’s effort to reduce the costs and expenses coupled with the increase in production volume.

After recognizing the subsidy of RMB 41.0 billion received by this segment, the operating losses for the segment was RMB 63.6 billion, representing an increase in loss of RMB 52.6 billion over 2007.

Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from our refining segment and third parties, making wholesale and direct sales to domestic customers, and retail of the refined oil products through the segment’s retail distribution network, as well as providing related services.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenues of this segment were RMB 783.1 billion, representing a decrease of 2.9% compared with 2008.

In 2009, the sales revenues of gasoline, diesel and kerosene were RMB 248.7 billion, RMB 421.0 billion and RMB 44.4 billion, representing an increase of 2.9% and a decrease of 7.3% and 20.3% respectively compared with 2008.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2008 and 2009 in different forms of sales channels.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2008	2009	2008 to 2009	2008	2009	2008 to 2009
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	37.71	39.07	3.6	6,410	6,366	(0.7)
Retail sale	29.83	31.47	5.5	6,524	6,540	0.2
Direct sale	2.61	2.38	(8.8)	6,013	5,554	(7.6)
Wholesale	5.27	5.22	(0.9)	5,964	5,687	(4.6)
Diesel	80.65	82.70	2.5	5,629	5,091	(9.6)
Retail sale	48.90	41.94	(14.2)	5,704	5,374	(5.8)
Direct sale	22.31	28.14	26.1	5,561	4,844	(12.9)
Wholesale	9.44	12.62	33.7	5,402	4,697	(13.1)
Kerosene including jet fuel	9.19	11.33	23.3	6,065	3,919	(35.4)
Fuel Oil	11.46	17.89	56.1	3,692	2,952	(20.0)

The operating expenses of the segment in 2009 was RMB 752.8 billion, representing a decrease of 3.3% over 2008, which was mainly attributable to the decrease in purchasing costs of gasoline and diesel.

In 2009, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB 163.6 per tonne, representing an increase of 6.8% over 2008. This was primarily attributable to the repair and maintenance expenses for gas station and increase of rental and storage charges.

The operating income of the segment in 2009 was RMB 30.3 billion, a decrease of 21.3% over 2008, which was primarily attributable to the smaller price gap resulting from the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government as well as high level of supply and severe competition in the refined oil products market.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, the operating revenues of this segment were RMB 806.9 billion, up by 21.7% over 2007. The increase was mainly attributable our adjustment of sales policy and expansion in sales volume.

In 2008, the operating revenues from sales of gasoline and diesel were RMB 695.7 billion, accounting for 86.2% of the operating revenues of this segment. The percentage of retail in the total sales volume of gasoline and diesel increased to 68.1% from 65.9% in 2007. The percentage of direct sales in the total sales volume increased to 20.1% from 16.9% in 2007. The percentage of wholesale volume in the total sales volume of gasoline and diesel decreased from 17.2% in 2007 to 11.8% in 2008.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2007 and 2008 in different forms of sales channels.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2007	2008	2007 to 2008	2007	2008	2007 to 2008
	(million tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	35.12	37.71	7.4	5,410	6,410	18.5
Retail sale	26.73	29.83	11.6	5,542	6,524	17.7
Direct sale	2.61	2.61	0.0	5,036	6,013	19.4
Wholesale	5.79	5.27	(9.0)	4,967	5,964	20.1
Diesel	77.29	80.65	4.3	4,723	5,629	19.2
Retail sale	44.99	48.90	8.7	4,832	5,704	18.0
Direct sale	17.03	22.31	31.0	4,742	5,561	17.3
Wholesale	15.26	9.44	(38.1)	4,381	5,402	23.3
Kerosene including jet fuel	7.01	9.19	31.1	4,729	6,065	28.3
Fuel Oil	13.16	11.46	(12.9)	2,923	3,692	26.3

In 2008, the subsidy income recognized by the segment was RMB 9.9 billion.

In 2008, the operating expenses of the segment were RMB 778.3 billion, representing an increase of 23.6% compared with 2007. The increase was mainly due to the increase in the purchasing cost of refined oil products.

In 2008, the segment’s unit cash selling expenses of refined oil products per tonne was RMB 153.0 per tonne, representing an increase of 10.2% over 2007. This was primarily attributable to the increase in repairing expenses and rental and employment expenses resulting from the increase in consumer price.

In 2008, the operating income of the segment was RMB 38.5 billion, representing an increase of 7.2% over 2007.

Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from our refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The operating revenues of the chemicals segment in 2009 were RMB 218.4 billion, representing a decrease of 13.8% against 2008, which was mainly attributable to the dramatic drop in chemical product sales prices.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of the segment in 2009 were approximately RMB 201.0 billion, representing a decrease of 12.8% compared with 2008, accounting for 92.0% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2008 to 2009.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2008	2009	2008 to 2009	2008	2009	2008 to 2009
	(million tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	13.39	16.66	24.4	6,392	4,296	(32.8)
Synthetic resins	7.85	8.68	10.6	10,097	8,073	(20.0)
Synthetic fiber monomers and polymers	4.02	4.69	16.7	8,052	6,519	(19.0)
Synthetic rubber	0.99	1.12	13.1	16,180	11,448	(29.2)
Synthetic fiber	1.35	1.42	5.2	10,488	9,140	(12.9)
Chemical fertilizer	1.66	1.77	6.6	1,729	1,657	(4.2)

The operating expenses of the segment in 2009 were RMB 204.8 billion, representing a decrease of 23.1% over 2008, which was mainly attributable to the decrease of the unit cost of raw materials, resulting in the decrease of raw material costs by RMB 60.1 billion.

The segment proactively expanded the market in 2009, strengthened the integration of manufacturing, sales and research operations, improved customer services and strengthened strategic alliance with key customers and hence achieved operating income of RMB 13.6 billion, an increase of RMB 26.6 billion over 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, operating revenues of this segment were RMB 253.4 billion, representing an increase of 3.9% over the year of 2007.

In 2008, the sales revenues of our six major categories of chemical products (namely basic organic chemicals, monomers and polymers for synthetic fiber, synthetic resin, synthetic fiber, synthetic rubber and chemical fertilizer) totaled approximately RMB 230.4 billion and accounting for 90.9% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2007 to 2008.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2007	2008	2007 to 2008	2007	2008	2007 to 2008
	(million tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	12.95	13.39	3.4	5,999	6,392	6.6
Synthetic resins	7.90	7.85	(0.6)	10,205	10,097	(1.1)
Synthetic fiber monomers and polymers	4.21	4.02	(4.5)	9,130	8,052	(11.8)
Synthetic rubber	0.97	0.99	2.1	13,760	16,180	17.6
Synthetic fiber	1.50	1.35	(10.0)	11,605	10,488	(9.6)
Chemical fertilizer	1.59	1.66	4.4	1,659	1,729	4.2

In 2008, operating expenses of the chemicals segment were RMB 266.4 billion, representing an increase of 15.5% over 2007. This was primarily due to the increase in the prices of feedstock and ancillary materials, which, together, contributed to an increase of RMB 33.4 billion in operating expenses over 2007.

In 2008, operating loss of the chemicals segment was RMB 13.0 billion, compared to the operating income of RMB 13.3 billion in 2007.

Corporate and others

The business activities of corporate and others mainly consist of the import and export operations, international trading, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenue generated from corporate and others was RMB 521.9 billion, representing a decrease of 27.2% over 2008, which was mainly attributable to the decrease in petroleum and petrochemical product prices, leading to the decrease of revenues from crude oil and refined oil trading business of the trading  subsidiaries. The operating revenue from trading companies was RMB 520.5 billion.

In 2009, the operating expenses of this segment was RMB 524.1 billion, representing a decrease of 27.1% over 2008, which was mainly attributable to the decrease in its trading companies’ purchasing costs. The operating expense from the trading companies was RMB 519.3 billion.

In 2009, the operating loss of this segment were RMB 2.2 billion, flat with that of 2008. This includes operating income from trading companies which amounted to RMB 1.2 billion and the operating loss from research affiliates, headquarters and donation activities which amounted to RMB 3.4 billion.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

In 2008, the operating revenues generated from corporate and others were RMB 716.5 billion, representing an increase of 58.0% over 2007. The increase was mainly due to the increase in the trading volume of crude oil and refined oil products.

In 2008, the operating expenses of this segment were RMB 718.7 billion, representing an increase of 57.9% over 2007. This increase was mainly due to the increase in the purchasing costs of the trading business in line the increase in its operating revenue.

In 2008, the operating loss of this segment was RMB 2.2 billion, compared to the operating loss of RMB 1.5 billion in 2007.

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

The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2008 and 2009.

	For the Years Ended December 31,
Cash flow data	2008	2009
	(in RMB billions)
Net cash generated from operating activities	66.5	152.1
Net cash used in investing activities	(110.0)	(116.1)
Net cash generated from / (used in) financing activities	42.8	(34.3)
Net (decrease) / increase in cash and cash equivalents	(0.7)	1.7

The net cash generated from our operating activities in 2009 was RMB 152.1 billion, an increase of RMB 85.6 billion compared with the end of the previous year, which reflected: (i) our earnings before taxation of RMB 80.6 billion, representing an increase of RMB 58.5 billion over 2008, (ii) our depreciation, depletion and amortization of RMB 50.5 billion, representing an increase of RMB 4.1 billion over 2008; and (iii) a decrease of our income tax payment by RMB 17 billion from 2008.

The net cash used in our investing activities was RMB 116.1 billion, an increase of RMB 6.1 billion over 2008. This was mainly attributable to the year-on-year increase of the capital expenditures pursuant to our annual investment plan.

The net cash outflow from our financing activities was RMB 34.3 billion, an increase of RMB 77.1 billion over 2008. This reflected our enhancement in capital management and liquidity in resources and reduction in level of indebtedness.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2009.

		As of December 31, 2009
		Payment due by period
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB millions)
Contractual obligations(1)
Short-term debt	66,866	66,866	-	-	-
Long-term debt	174,642	10,077	53,175	55,433	55,957

Total contractual obligations	241,508	76,943	53,175	55,433	55,957

Other commercial commitments
Operating lease commitments	174,487	6,084	11,739	11,326	145,338
Capital commitments	183,362	100,256	83,106	-	-
Exploration and production licenses	1,004	136	139	40	689
Guarantees(2)	14,996	14,996	-	-	-

Total commercial commitments	373,849	121,472	94,984	11,366	146,027
_________

(1)	Contractual obligations include the contractual obligations relating to interest payments.

(2)
Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2009, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2009, the maximum amount of potential future payments under the guarantees was RMB 15 billion.  See Note 30 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years ended December 31, 2007, 2008 and 2009 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2007		2008		2009		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	54.5	49	57.7	53	51.5	47	163.7	49
Refining	23.0	21	12.8	12	15.5	14	51.3	16
Marketing and distribution	14.6	13	14.8	14	16.3	15	45.7	14
Chemicals	16.2	14	20.6	19	25.2	23	62.0	19
Corporate	3.3	3	2.4	2	1.5	1	7.2	2
Total	111.6	100	108.3	100	110.0	100	329.9	100

In 2009, our total capital expenditure amounted to RMB 110.0 billion, among which:

•
Exploration and production. RMB 51.5 billion was used in exploration and development segment to enhance our oil and gas exploration, expand our production capacity and increase the scale of our producing reserve. The newly-built crude oil production capacity was 5.7 million tonnes per year, and newly-built natural gas capacity was 1.205 billion cubic meters per year in 2009.

•
Refining. RMB 15.5 billion was used in our refining segment for quality upgrade of our refined oil product and crude oil adaptability restructuring project in some refineries, as well as construction of new storage facilities and pipeline.

•
Marketing and distribution. RMB 16.3 billion was used in this segment to add 1,229 petrol and gas stations in key areas including highways, major cities and newly planned regions, and accelerate the construction of oil products storage facilities and pipeline.

•
Chemicals. RMB 25.2 billion was spent in this segment, including investments on Fujian, Tianjin and Zhenhai ethylene projects. Our SBR unit of Sinopec Qilu Company and ethylbenzene/styrene complex unit of Sinopec Anqing Company were completed and put into production in 2009.

•	Corporate and Others. RMB 1.5 billion was used for scientific research, construction of ancillary projects and further application of information systems focused on ERP.

In 2010, we will continue to focus on investments into our most profitable and core projects. We will strictly manage our investment procedures and project construction process. The total planned capital expenditure in 2010 amounts to RMB 112 billion, including:

•
Exploration and production. The planned capital expenditure in 2010 for this segment is RMB 53.3 billion. We expect to commence commissioning of Puguang Gas Field and manage the operation of the Sichuan-to-East China Gas Project, as well as to continue the exploration and capacity buildup of Tahe and Shengli oil fields and Puguang and Erdos gas fields.

•
Refining. The planned capital expenditure in 2010 for this segment is RMB 22.3 billion. We will continue to focus on building-up our refining capacity at strategic locations. We also expect to continue our revamping projects to use lower quality crude oil as feedstock, to enhance oil products with high quality and low cost, and to improve the construction of crude oil dock and transportation and delivery system.

•
Marketing and distribution. The planned capital expenditure in 2010 for this segment is RMB 14 billion. W expect to focus on the construction and acquisition of petrol and gas stations in key areas including highways, major cities and newly planned zones. We will continue to accelerate our pipeline construction and to improve our sales network of oil products.

•
Chemicals. The planned capital expenditure in 2010 for this segment is RMB 20 billion. The construction of Zhenhai ethylene project is expected to be completed in 2010. We will continue to make investment for the construction of Wuhan ethylene, Yanshan butyl rubber and other projects.

•	Corporate and Others. The planned capital expenditure in 2010 for this segment is RMB 2.4 billion.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC decreased by 0.7% in 2009, compared with increases of 5.9% in 2008 and 4.8% in 2007.  According to China's official analysis, the deflation in the PRC during 2009 was due to the impact of global financial crisis, decreases in export and lower level of demand in domestic market. Deflation has not had a significant impact on our results of operations in the previous year.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2012.

Name	Age	Positions with Sinopec Corp.

Su Shulin	47	Chairman
Wang Tianpu	47	Vice Chairman, President
Zhang Yaocang	56	Vice Chairman
Zhang Jianhua	45	Director, Senior Vice President
Wang Zhigang	52	Director, Senior Vice President
Cai Xiyou	48	Director, Senior Vice President
Cao Yaofeng	56	Director
Li Chunguang	54	Director
Dai Houliang	46	Director, Senior Vice President
Liu Yun	53	Director
Liu Zhongli	75	Independent Non-executive Director
Ye Qing	76	Independent Non-executive Director
Li Deshui	65	Independent Non-executive Director
Xie Zhongyu	66	Independent Non-executive Director
Chen Xiaojin	65	Independent Non-executive Director

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

Wang Tianpu, 47, Vice Chairman of the Board of Directors and President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp Qilu Company. Mr. Wang was Vice President of Sinopec Corp from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp since March 2005. Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been President of Sinopec Corp. In May 2009, Mr. Wang was elected as Vice Chairman of Board of Directors.

Zhang Yaocang, 56, Vice Chairman of the Board of Directors and Vice President of Sinopec Group Company. Mr. Zhang is a professor level senior engineer and obtained a graduate degree of Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of Sinopec Group Company and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, 45, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a master’s degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production & Operation Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Wang Zhigang, 52, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a master’s degree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February 2000 to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005. Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Cai Xiyou, 48, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a senior economist. From June 1995 to May 1996, he was Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was Deputy General Manager of Sinopec Sales Co., Ltd, and from June 2001 to December 2001, he was Executive Deputy Manager of Sinopec Sales Co., Ltd. He has been Director and General Manager of China International United Petrochemical Company Limited (UNIPEC) from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005. He was elected as Director of the Fourth Session of the Board of Directors of Sinopec Corp. in May 2009.

Cao Yaofeng, 56, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of Sinopec Group Company and Chairman of Board of Directors of Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of Sinopec Group Company; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang, 54, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, 46, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specializing in organic chemical engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December

1997 to April 1998. He served as Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and General Manager of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as Chairman of BASF-YPC Company Limited from December 2004 to October 2006. He has been the Deputy CFO of Sinopec Corp. from September 2005 to May 2006. Mr. Dai has been Vice President of Sinopec Corp. from November 2005 to May 2006. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp. Mr. Dai was elected as Director of the Fourth Session of the Board of Directors and appointed as Senior Vice President of Sinopec Corp. in May 2009.

Liu Yun, 53, Director of the Board of Directors of Sinopec Corp. and Chief Accountant of Sinopec Group Company. Mr. Liu is a senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of Sinopec Group Company; and in May 2009, he was elected as Board Director of Sinopec Corp.

Liu Zhongli, 75, Independent Non-Executive Director of Sinopec Corp. He graduated from the training course of the Training Department of Central Communist Party School (undergraduate course) in July 1982. He is a senior economist engaging in treasury finance administration and government work for a long time, and has extensive experience in macro-economics, financial and treasury administration. He was working in Commerce Bureau of Heilongjiang Province in 1952 and in Planning Commission of Heilongjiang Provincial Government in 1963. He had served as Deputy Division Director of the General Affairs Office of Planning Commission of Heilongjiang Provincial Government and Deputy Secretary General of Planning Commission of Heilongjiang Provincial Government since September 1973. He was Deputy Director General of Planning Commission of Heilongjiang Provincial Government and a member of Party Committee of Planning Commission of Heilongjiang Provincial Government from July 1982 to May 1983. From May 1983 to May 1985, he was Director General of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government and Secretary of Party Committee of Planning Commission (Planning & Economics Department) of Heilongjiang Provincial Government. He served as Deputy Governor of Heilongjiang Province from May 1985 to January 1988. He was Vice Minister of the Ministry of Finance and Deputy Secretary of Party Committee of the Ministry of Finance from February 1988 to July 1990. He served as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council from July 1990 to September 1992. From September 1992 to March 1998, he was Minister of the Ministry of Finance and Secretary of Party Committee of the Ministry of Finance and, from February 1994, concurrently Director-General of State Administration of Taxation. From March 1998 to November 2000, he was Head of Economic System Reform Office of the State Council and Secretary of Party Committee of the Economic System Reform Office of the State Council. From August 2000 to March 2003, he was Chairman of National Council for Social Security Fund and Secretary of Party Committee of the National Council for Social Security Fund. He has been a member of the Standing Committee of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC) and Director-General of the Economics Committee of CPPCC since March 2003. Since October 2004, he has concurrently been Chairman of the Chinese Institute of Certified Public Accountants. Mr. Liu was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Ye Qing, 76, Independent Non-executive Director of Sinopec Corp. Mr. Ye is a senior engineer and obtained a college diploma. Mr. Ye is a senior engineer and obtained a college diploma. In January 1976, he was appointed as Deputy Director of Revolutionary Committee and Chief Engineer of Jixi Mining Bureau; in March 1982, he was appointed as Vice Minister, Member of CPC Leading Group, Chief Engineer and Secretary of CPC Leading Group of Ministry of Coal Industry; in August 1986, he was appointed as Deputy Director General and Member of CPC Leading Group of National Economy Commission; in May 1988, he was successively appointed as Deputy Director General, Member of CPC Leading Group and Deputy Secretary of CPC Leading Group of State Planning Commission, as well as Director General of State Council Production Commission; in July 1991, he was appointed as Deputy Director and Member of CPC Leading Group of State Planning Commission; from April 1998 to July 2003, he served as Chairman of Board of Directors and Secretary of CPC Leading Group of Shenhua Group Company Limited; from February 1999 to December 2000, he served concurrently as President of Shenhua Group Company Limited; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp. Mr. Ye was elected as Alternate Member of 14th Session of CPC Central Committee and Standing Committee Member of 9th and 10th Session of CPPCC.

Li Deshui, 65, Independent Non-Executive Director of Sinopec Corp. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduating from university, he was assigned to work at Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Division Director of the First Industrial Planning Division of the Long-term Planning Department of the State Planning Commission. In 1989 he was Division Director of the First Industrial Planning Division of the Long-term Planning Department and Division Director of the First Industrial Planning Division of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Director of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he was Director of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he acted as Vice Mayor of Chongqing Municipality. In November 1999 he worked as Deputy Director of the Research Office of the State Council and a member of the Party Committee. In April 2002, he served as Secretary of the Party Committee and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he served as Secretary of the Party Committee and Head of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations. In March 2005 he served as a member of the Tenth Session of the Chinese People’s Political Consultative Conference. In April 2006 he acted as a member of the Economic Commission. In March 2006, he was the consultant of the State Statistics Bureau. Mr. Li was elected as Independent Non-Executive Director of the Fourth Session of the Board of Directors of Sinopec Corp. in May 2009.

Xie Zhongyu, 66, Independent Non-executive Director of Sinopec Corp. Mr. Xie is a senior engineer and obtained a university diploma. In May 1986, he was appointed as Deputy Director General for both Investigation and Research Office and Policy Research Office in Ministry of Chemical Industry; in November 1988, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in December 1991, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in September 1993, he was appointed as Director General of General Office of Ministry of Chemical Industry; in June 1998, he was appointed as Deputy Director General, Member of CPC Leading Group of State Petroleum and Chemical Industry Bureau; from June 2000 to December 2006, he served as Chairman of the Board of Supervisors for Key Large-scaled State Owned Enterprises; in October 2007, he was elected as Board Director of Nuclear Power Technology Corporation; and in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Chen Xiaojin, 65, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) and obtained a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1996 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2012.

Name	Age	Position with the Company

Wang Zuoran	59	Chairman of the Board of Supervisors
Zhang Youcai	68	Vice Chairman, Independent Supervisor
Geng Limin	55	Supervisor
Zou Huiping	49	Supervisor
Li Yonggui	69	Independent Supervisor
Liu Xiaohong	55	Employee Representative Supervisor
Zhou Shiliang	52	Employee Representative Supervisor
Chen Mingzheng	52	Employee Representative Supervisor
Su Wensheng	53	Employee Representative Supervisor

Wang Zuoran, 59, Chairman of the Supervisory Board of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specializing in economic administration. Mr. Wang is a professor level senior economist and has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to the President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. from February 2000 to April 2003. From April 2003 to May 2006, Mr. Wang served as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zhang Youcai, 68, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director - General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was Vice Minister and member of the Party Committee of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He has been a member of the Standing Committee of the Tenth National People’s Congress (NPC) and Deputy Director of its Financial and Economic Committee of NPC from March 2003. Mr. Zhang served as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Geng Limin, 55, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp., Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company, Director General of Supervision Bureau of Sinopec Group Company. Mr. Geng is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of Sinopec Group Company; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company and Director General of Supervision Bureau of Sinopec Group Company; and in May 2009, he was elected as Supervisor of Sinopec Corp.

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

Liu Xiaohong, 55, Employee Representative Supervisor of Sinopec Corp. and Sinopec General Representative of Sinopec Corp. based in Hong Kong. Mr. Liu is a senior administration engineer and obtained a graduate degree from Graduate School. In February 1992, he was appointed as Deputy Director General of General Office of the former Sinopec Group Company; in December 1998, he was appointed as Deputy Director General of General Office of Sinopec Group Company; in December 2001, he was appointed as Director General of President’s Office of Sinopec Corp.; in February 2005, he was appointed as Director General of General Office of Sinopec Group Company; in September 2005, he was appointed again as Director General of President’s Office of Sinopec Corp.; in September 2009, he was appointed as General Representative of Sinopec Corp. based in Hong Kong; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Zhou Shiliang, 52, Employee Representative Supervisor of Sinopec Corp. and Director General of Personnel Departments of both Sinopec Corp. and Sinopec Group Company. Mr. Zhou is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company;in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of both Sinopec Corp. and Sinopec Group Company; and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, 52, Employee Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company and Secretary of CPC Committee of Northwest Petroleum Bureau of Sinopec Group Company. Mr. Chen is a senior engineer and obtained a graduate degree from Graduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Group Company; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under Sinopec Group Company; in March 2008, he was appointed as Secretary of CPC Committee in Southwest Petroleum Bureau of Sinopec Group Company and Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.
Su Wensheng, 53, Employee Representative Supervisor of Sinopec Corp. Mr. Su is a senior engineer and obtained a master degree. In September 1986, he was appointed as Deputy Secretary of CPC Committee and Secretary of Discipline Inspection Commission of Beijing Design Institute of former Sinopec Group Company; in November 1996, he was appointed as Secretary of CPC Committee of Beijing Design Institute of former Sinopec Group Company; in December 1998, he was appointed as Director General of Political and Ideological Department, and Deputy Secretary of CPC Committee directly affiliated to Sinopec Group Company; in December 2001, he was appointed concurrently as Executive Deputy Secretary of CPC Work Committee in Sinopec West New Region Exploration Headquarters; in October 2007, he serverd as Secretary of CPC Committee and Vice Chairman of Directors of Beijing Yanshan Petrochemical Company; and in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.

Wang Xinhua	54	CFO
Zhang Kehua	56	Vice President
Zhang Haichao	52	Vice President
Jiao Fangzheng	47	Vice President
Lei Dianwu	47	Vice President
Chen Ge	47	Secretary of the Board of Directors

Wang Xinhua, 54, CFO of Sinopec Corp. and Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level Senior accountant and obtained a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of Sinopec Group Company; in October

2004, he was appointed as Director General of Finance & Planning Department of Sinopec Group Company; in May 2008, he was appointed as Director General of Financial Department of Sinopec Group Company; in March 2009, he was appointed as Director General of Financial Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, 56, Vice President of Sinopec Corp. Mr. Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a senior engineer and had his master’s degree from University of Petroleum majoring in management science and engineering in December 2000. He was Deputy Manager of No. 3 Construction Company of the former Sinopec Group Company from February 1994 to April 1996. From April 1996 to December 1998, he was Deputy Director General (Deputy Manager of Sinopec Engineering Incorporation) of the Engineering Department of the former Sinopec Group Company. He was Deputy Director General of the former Engineering Department of Sinopec Group Company from December 1998 to December 2001 and was Deputy Director General of Engineering Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was Director General of Engineering Department of Sinopec Group Company from September 2002 to October 2004. Mr. Zhang has served as the Assistant to the President of Sinopec Group Company and Director General of Engineering Department since October 2004. Mr. Zhang has been Vice President of Sinopec Corp. since May 2006. From June 2007 to Present, he has been Director General of Engineering Dept. of Sinopec Corp.

Zhang Haichao, 52, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration program at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. since April 2004. He was Secretary of the  Party Committee, Vice Chairman and Deputy General Manager of Sinopec Sales Co., Ltd. from October 2004 to November 2005. He was Secretary of Party Committee, Chairman and General Manager of Sinopec Sales Co., Ltd. from November 2005 to June 2006. He has been Chairman and General Manager of Sinopec Sales Co., Ltd. since June 2006. From December 2008, he acted as Chairman and President of Sinopec Sales Co., Ltd. He served as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 47, Vice President of Sinopec Corp. Mr. Jiao won his bachelor’s degree in petroleum exploration and won his doctoral degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. From January 1999 to February 2000, he was Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then served as Deputy Manager and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Group Company from February 2000 to February 2001. He was Vice President of Sinopec Exploration and Production Research Institute from July 2000 to March 2001. He then served as Deputy Director General of Sinopec Oilfield E & P Department from March 2001 to June 2004. Since June 2004, he served as Manager of the Northwest Company of Sinopec Group Company. Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

Lei Dianwu, 47, Vice President of Sinopec Corp, Director General of Development & Planning Department of Sinopec Corp. Mr. Lei is a senior engineer and obtained a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Donglian Petrochemical Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Chen Ge, 47, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained his MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of the Board Secretariat of Sinopec Corp. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

B.	COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2009.

Name	Position with the Company	Remuneration paid by the Company in 2009
		(RMB in thousand)
Directors
Su Shulin	Chairman	─
Wang Tianpu	Vice Chairman, President	726
Zhang Yaocang	Vice Chairman	─
Zhang Jianhua	Director, Senior Vice President	721
Wang Zhigang	Director, Senior Vice President	721
Cai Xiyou	Director, Senior Vice President	721
Cao Yaofeng	Director	─
Li Chunguang	Director	─
Dai Houliang	Director, Senior Vice President	721
Liu Yun	Director	─
Liu Zhongli	Independent Non-executive Director	240
Ye Qing	Independent Non-executive Director	140
Li Deshui	Independent Non-executive Director	240
Xie Zhongyu	Independent Non-executive Director	140
Chen Xiaojin	Independent Non-executive Director	140

Supervisors
Wang Zuoran	Chairman of the Board of Supervisors	─
Zhang Youcai	Vice Chairman, Independent Supervisor	240
Geng Limin	Supervisor	─
Zou Huiping	Supervisor	447
Li Yonggui	Independent Supervisor	240
Liu Xiaohong	Employee Representative Supervisor	318
Zhou Shiliang	Employee Representative Supervisor	322
Chen Mingzheng	Employee Representative Supervisor	387
Su Wensheng	Employee Representative Supervisor	450

Other Executive officers
Wang Xinhua	CFO	355
Zhang Kehua	Vice President	539
Zhang Haichao	Vice President	525
Jiao Fangzheng	Vice President	525
Lei Dianwu	Vice President	362
Chen Ge	Secretary of the Board of Directors	440

C.	BOARD PRACTICE

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

The members of our audit committee are Liu Zhongli, Li Deshui and Xie Zhongyu, all of whom are our Independent Non-executive Directors. Our Board has determined that Liu Zhongli qualifies as an audit committee financial expert.  The members of our strategy committee are Wang Tianpu, Ye Qing, Zhang Yaocang, Zhang Jianhua, Wang Zhigang, Dai Houliang, Li Deshui and Xie Zhongyu.  The members of our remuneration and evaluation committee are Ye Qing, Li Deshui, Chen Xiaojin and Li Chunguang.

Our directors have entered into directors service contracts with us and under such contracts, there is no severance pay arrangements for our directors.

D.	EMPLOYEES

As of December 31, 2007, 2008 and 2009, we had approximately 334,377, 358,304 and 371,333 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2009.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)

Exploration and Production	142,869	38.4
Refining	83,511	22.5
Marketing and Distribution	66,424	17.9
Chemicals	68,991	18.6
Corporate and Others	9,538	2.6
Total	371,333	100.0

By Employee's Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)

Production	192,752	51.9
Sales	58,269	15.7
Technical	49,181	13.2
Finance	9,847	2.7
Administration	29,706	8.0
Others	31,578	8.5
Total	371,333	100.0

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master's degree and above	7,718	2.1
University	73,176	19.7
Tertiary education	78,055	21.0
Technical/polytechnic school	33,002	8.9
Secondary, technical/polytechnic school or below	179,382	48.3
Total	371,333	100.0

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

Since 2001, we have implemented an employee reduction plan by means of retirement, voluntary resignation and/or redundancy to enhance our efficiency and operating income, and by December 31, 2009, a total of 167,817 employees have retired.

E.	SHARE OWNERSHIP

Our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 23, 2010.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company .	65,758.04	75.84

As of April 23, 2010, 1,015,144,800 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 23, 2010, 10,151,488 ADSs, representing 1,015,144,800 H shares, were held of record by Cede & Co. and 49 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

B.	RELATED PARTY TRANSACTIONS

Sinopec Group Company owns 75.84% of our outstanding equity as of April 23, 2010. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain minority shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us.  A discussion of these agreements and arrangements is set forth under the heading “Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2000, April 13, 2007 and May 20, 2009, respectively, and under the heading “Item 4 – Information on the Company – History and Development of the Company” of this annual report.

On August 21, 2009, we entered into certain agreements with Sinopec Group Company, pursuant to which certain related party transaction agreements between the parties were amended. Pursuant to the Continuing Connected Transactions Second Supplemental Agreement dated August 21, 2009 between Sinopec Group Company and us, the term of each of the Mutual Supply Agreement, the Community Services Agreement and the Intellectual Property License Agreements, dated June 3, 2000 and as amended and supplemented from time to time, was extended to December 31, 2012, December 31, 2012 and December 31, 2019, respectively. Pursuant to the Land Use Rights Leading Agreement Second Amendment Memo dated August 21, 2009 between Sinopec Group Company and us, , the members of Sinopec Group Company agreed to lease to us certain parcels of land with an area of approximately 416 million square meters.

Please also see Note 31 of our consolidated financial statements included elsewhere in this annual report for a detailed discussion of our related party transactions. The aggregate amount of connected transactions we actually incurred during 2009 was RMB 297.7 billion, of which, expenses amounted to RMB 135.0 billion, and revenues amounted to RMB 162.8 billion (including RMB 162.7 billion of sales of goods and services, RMB 38 million of interest income, RMB 45 million of agency commission receivable). In 2009, the products and services provided by Sinopec Group Company and its subsidiaries, including procurement, storage, exploration and production and other services to us amounted to RMB 96.2 billion, representing 7.63% of our operating expenses for 2009. The auxiliary and community services provided by Sinopec Group Company to us amounted to RMB 3.3 billion, representing 0.26% of our operating expenses for 2009. In 2009, our product sales to Sinopec Group Company amounted to RMB 49.6 billion, representing 3.69% of our operating revenues. We also paid rentals of RMB 419 million to Sinopec Group Company in 2009 pursuant to the Leasing Agreement for Properties.

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

In accordance with the board resolution adopted on March 26, 2010, our board has proposed dividend of RMB 0.18 per ordinary share for the year ended December 31, 2009. After deducting the interim dividends distribution of RMB 0.07 per ordinary share, the year end dividend is RMB 0.11 per ordinary share. The total dividend to be paid amounted to approximately RMB 9.54 billion. The resolution is subject to the approval by the general shareholders’ meeting.

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

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
Past 6 months		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
	April (up to April 23)	6.70	6.35	87.40	82.27	12.00	10.33
	March	6.38	6.07	82.34	78.72	12.00	11.04
	February	6.23	5.75	80.51	73.86	11.34	10.82
2010	January	6.82	6.08	88.20	77.69	13.90	11.42
	December	6.91	6.40	88.30	82.95	14.14	12.10
	November	6.89	6.35	90.80	83.68	12.76	11.73
2009	October	7.06	6.37	92.16	82.05	12.19	11.46

Quarterly Data
2009	Fourth Quarter	7.06	6.35	92.16	82.05	14.14	11.46
	Third Quarter	7.15	5.87	93.50	74.76	15.42	10.78
	Second Quarter	6.50	5.15	85.82	67.45	10.84	8.78
	First Quarter	5.26	3.65	67.70	47.08	9.27	7.06
2008	Fourth Quarter	6.24	3.76	78.35	50.57	10.19	6.67
	Third Quarter	8.38	5.89	110.36	73.26	11.88	8.7
	Second Quarter	8.71	6.78	112.56	86.65	13.81	9.91
	First Quarter	11.66	6.14	146.28	81.43	24.38	11.38
2007	Fourth Quarter	12.96	9.18	178.83	118.19	28.49	19.23
	Third Quarter	9.71	6.93	124.90	90.00	18.99	12.33
	Second Quarter	9.18	6.63	117.44	85.78	15.20	10.04
	First Quarter	7.32	5.67	92.23	72.92	11.20	8.37

Annual Data
2009	7.15	3.65	93.50	47.08	15.42	7.06
2008	11.66	3.76	146.28	50.57	24.38	6.67
2007	12.96	5.67	178.83	72.92	28.49	8.37
2006	7.20	3.775	92.64	47.40	9.15	4.58
2005	3.90	2.75	50.58	35.55	4.66	3.25
___________

Source: Bloomberg

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of our articles of association and its appendices, as amended, the Company Law of the PRC (2006) and certain other applicable laws and regulations of the PRC. You and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations for further information.

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 100000000032985. Article 12 of our articles of association provides that our scope of businesses includes, among other things, exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations (for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipments and materials required for the aforementioned overseas projects; dispatch of labor required for the aforementioned overseas projects.

Directors

Our directors shall be elected at our shareholders' general meeting. Cumulative voting shall be adopted for the election of directors if a controlling shareholder controls 30% or more of our shares. Details of the cumulative voting mechanism are set forth in Article 59 of the Rules and Procedures for the Shareholders' General Meetings that is an appendix to, and forms an integral part of, our articles of association. Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two terms. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.

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

We are prohibited from making loans or providing guarantees to our directors and their associates except where such loan or guarantee is to meet expenditure requirement incurred or to be incurred by the director for the purposes of the company or for the purpose of enabling the director to perform his or her duties properly in accordance with the terms of a service contract approved by the shareholders in a general meeting.

The board of directors shall examine and approve the amount of the long-term loans for the current year according to the annual investment plan as approved by the shareholders’ general meeting. The chairman of the board of directors is authorized to make adjustments of no more than 10% of the total amount of the long-term loans as approved by the board of directors for the current year. Within the total amount of the long-term loans as approved by the board of directors, the chairman of the board of directors is authorized to approve and execute individual long-term loan agreement with the loan amount exceeding RMB1 billion, and the president is authorized to approve and execute individual long-term loan agreement with the loan amount not exceeding RMB1 billion. Within the total amount of the working capital loans for the current year as approved by the board of directors, the chairman of the board of directors is authorized to execute the overall short-term loan facility agreement for raising working capitals as we need.

Matters relating to the remuneration of our directors shall be determined by the shareholders' general meeting.

Dividends

A distribution of final dividends for any financial year is subject to shareholders’ approval. Except as otherwise decided by Shareholders’ meeting, the board of directors may make decision on the distribution of interim dividends.  Except as otherwise provided by laws and regulations, the sum of interim dividends shall not exceed 50 percents of the net profit for the half year interim period. Dividends may be distributed in the form of cash or shares. A distribution of shares, however, must be approved by special resolution of the shareholders.

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

Voting Rights and Shareholders’ Meetings

Our board of directors shall convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

•	where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our actually paid-in share capital;

•	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing the convening of an extraordinary general meeting;

•	whenever our board deems necessary or our board of supervisors so requests; or

•	circumstances provided in the articles of association.

Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected as discussed below. Proposals made by the board of directors, the board of supervisors or shareholder(s) holding 3% or more of the total number of voting shares shall be included in the agenda for the relevant general meeting if they are matters which fall within the scope of the functions and powers of shareholders in general meeting. Shareholder(s) holding 3% or more of the total shares of the Company may put forward interim motions by written proposals to the convener 10 days before the shareholders’ general meeting. The convenor shall publish supplementary notice to announce the interim motion within two days upon receiving.

All shareholders’ meetings must be convened by our board of directors by written notice given to shareholders no less than 45 days before the meeting, by our board of supervisors or certain qualified shareholders in case a shareholders’ meeting is not convened by our board of directors and board of supervisors. Shareholder(s) holding 10% or more the total number of shares of the Company have the right to convene and chair the interim shareholders' general meeting or class shareholders' meeting in accordance with the provisions in laws, administrative rules and the articles of association, in the event that the board of directors and the board of supervisors fail to convene and chair such meeting upon demand made by such shareholders. Based on the written replies received by us 20 days before a shareholders’ meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we may convene the shareholders’ general meeting (regardless of the number of shareholders who actually attend). Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders’ meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

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

Cumulative voting in accordance with the relevant laws and regulations in effect is adopted for the election of directors and supervisors. For all other matters, each share is entitled to one vote on all such matters submitted to a vote of our shareholders at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address, or such other place as is specified in the meeting notice, no less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution(s). When the instrument appointing a proxy is executed by the shareholder’s attorney-in-fact, such proxy when deposited must be accompanied by a notary certified copy of the relevant power of attorney or other authority under which the proxy was executed.

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

•	amendments to our articles of association and its appendices;

•	change of our company form;

•	acquisition or disposal of material assets or provision of material guarantee within one year, with the value exceeding 30% of our latest audited total assets;

•	any stock incentive plan;

•
any other matters required by laws and regulations or our articles of association and its appendices or considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be of a nature which may have a material impact on us and should be adopted by special resolution.

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

Any shareholder resolution which is in violation of any laws or administrative regulations of the PRC will be null and void subject to statutory procedures.

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

Increases in Share Capital and Preemptive Rights

The articles of association require the approval by a special resolution of the shareholders and by special resolution of holders of domestic ordinary shares and oversea-listed foreign invested shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that:

•
we issue domestic ordinary shares and/or overseas-listed foreign-invested shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic ordinary shares and overseas-listed foreign-invested shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders; or

•
if our plans for issuing domestic ordinary shares and overseas-listed foreign-invested sharesupon its establishment are implemented within fifteen months of the date of approval by the China Securities Regulatory Commission.

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

•
to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or

•
to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (save according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our articles of association and its appendices).

A controlling shareholder, however, will not be precluded by our articles of association or any laws and administrative regulations or the listing rules of the stock exchanges on which our H shares are listed from voting on these matters.

A controlling shareholder is defined by our articles of association as any person who acting alone or in concert with others:

•	is in a position to elect half or more of the board of directors;

•	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

•	acting separately or in concert with others, holds 30% or more of our issued and outstanding shares,; or

•	acting separately or in concert with others, has de facto control of us in any other way.

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

Our articles of association provide that all differences or claims, arising from any provision of our articles of association, any right or obligation conferred or imposed by the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs:

•	between a holder of overseas-listed foreign-invested shares and us;

•	between a holder of overseas-listed foreign-invested shares and any of our directors, supervisors, general managers, deputy general managers or other senior officers; or

•	between a holder of overseas-listed foreign-invested shares and a holder of domestic ordinary shares must be referred to arbitration at either the China International Economic and Trade Arbitration Commission in the PRC or the Hong Kong International Arbitration Center, and the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations. Our articles of association provide that such arbitration will be final and conclusive. In June 1999, an arrangement was made between the People’s Courts of the PRC and the courts of Hong Kong to mutually enforce arbitration rewards rendered in the PRC and Hong Kong according to their respective laws. This new arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on February 1, 2000. We have provided an undertaking to the United States Securities and Exchange Commission that, at such time, if any, as all applicable laws and regulations of the PRC and (unless our H shares are no longer listed on the Hong Kong Stock Exchange) all applicable regulations of the Stock Exchange of Hong Kong Ltd. shall not prohibit, and to the extent Section 14 under the United States Securities Act of 1933, as amended, so requires, our board of directors shall propose an amendment to the articles of association which would permit shareholders to adjudicate disputes arising between our shareholders and us, our directors, supervisors or officers by means of judicial proceedings.

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

Restrictions on Transferability and the Share Register

Our H shares shall only be traded among investors who are not PRC persons and may not be sold to PRC investors. There are no restrictions on the ability of investors who are not PRC residents to hold our H shares.

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

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.  This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar.  Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar.  On January 4, 2006, the PBOC authorized the China Foreign Exchange Trade System to publish the exchange rate of the RMB against the US dollar, the euro, the Japanese yen, and the HK dollar at 9:15 am of each business day, which would be the medium exchange rate of RMB for transactions on the interbank spot foreign exchange market (over-the-counter transactions and automatic price-matching transactions) as well as transactions over bank counters. We cannot assure that such exchange rate would not fluctuate greatly. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. We do not currently and will not plan to hedge against the risk of exchange rate fluctuation. Information relating to the exchange risk, exchange rate and hedging activities is presented in “Item 11. Qualitative and Quantitative Disclosures about Market risk — Foreign Exchange Rate Risk”.

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

Foreign Enterprises

In accordance with the new Enterprise Income Tax Law and its implementation rules that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or place of business in China or whose dividends from China do not relate to their establishment or place of business in China, are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Dividends, bonuses and other return based on equity investment that a non-resident enterprise with establishment or place of business in China receives from a resident enterprise and that have actual connection with such establishment or place of business are also exempted from any PRC withholding tax, except of those derived from the publicly traded shares which have been held continuously by the non-resident enterprises for less than 12 months. Chinese resident enterprises are required to withhold PRC enterprise income tax at the rate of 10% on dividends paid for 2008 and later years’ earnings payable to their respective H Shares holders that are “non-resident enterprises,” except for those holders whose dividend income is not subject to PRC enterprise income tax pursuant to PRC governmental approval.

Tax Treaties

Holders resident in countries which have entered into avoidance of double taxation treaties or arrangements with the PRC may be entitled to a reduction or exemption of the withholding tax imposed on the payment of dividends. The PRC currently has avoidance of double taxation treaties or arrangements with a number of other countries/jurisdictions, which include Australia, Canada, France, Germany, Hong Kong, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

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

Withholding Tax, Backup Withholding, and Information Reporting

Pursuant to recently enacted legislation, U.S. Holders may be required to submit to the Internal Revenue Service certain information with respect to an investment in the H shares or ADSs not held through an account with a "financial institution."  This new legislation also imposes penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.  In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our H shares or ADSs.  Dividend payments with respect to our H shares or ADSs and proceeds from the sale or other disposition of our H shares or ADSs are not generally subject to U.S. withholding tax or backup withholding (provided that certain certification requirements are satisfied).  U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup rules.

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

Commodity Price Risk

We engage in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on us. We use derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December 31, 2009, we had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. As of December 31, 2009, the fair value assets and fair value liabilities of these derivative financial instruments were RMB 321 and RMB 587, respectively. We did not enter into any derivative financial instruments for trading purposes.

As of December 31, 2009, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase our net income and retained earnings by approximately RMB 215, and increase/decrease our other reserves by approximately RMB 1,991. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to our derivative financial instruments at that date with exposure to commodity price risk.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2009 and 2008. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2009 and 2008. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

As of December 31, 2009:

	Expected maturity
	2010	2011	2012	2013	2014	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In United States dollar	2,155	-	-	-	-	-	2,155	2,155
In Hong Kong dollar	146	-	-	-	-	-	146	146
In Japanese yen	14	-	-	-	-	-	14	14
In Euro	129	-	-	-	-	-	129	129

Time deposits with financial institutions
In United States dollar	4	-	-	-	-	-	4	4

Liabilities

Debts in United States dollar
Fixed rate	1,108	71	57	57	57	279	1,629	1,644
Average interest rate	1.0%	1.5%	1.4%	1.4%	1.4%	1.4%
Variable rate	15,541	3	4	3	4	2	15,557	15,557
Average interest rate (1)	0.9%	4.9%	4.9%	4.9%	4.9%	4.9%

Debts in Japanese yen
Fixed rate	104	74	74	74	74	654	1,054	1,172
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	202	202	202	-	-	-	606	606
Average interest rate (1)	2.9%	2.9%	2.9%	-	-	-

Debts in Hong Kong dollar
Fixed rate	-	-	-	-	10,371	-	10,371	10,371
Average interest rate	-	-	-	-	4.2%	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate (1)	-	-	-	-	-	-

Debts in Euro
Fixed rate	85	31	-	-	-	-	116	120
Average interest rate	6.6%	6.6%	-	-	-	-
___________

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2009.

As of December 31, 2008:

	Expected maturity
	2009	2010	2011	2012	2013	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In United States dollar	1,259	-	-	-	-	-	1,259	1,259
In Hong Kong dollar	109	-	-	-	-	-	109	109
In Japanese yen	5	-	-	-	-	-	5	5
In Euro	43	-	-	-	-	-	43	43

Time deposits with financial institutions
In United States dollar	91	-	-	-	-	-	91	91

Liabilities

Debts in United States dollar
Fixed rate	3,074	114	71	57	57	336	3,709	3,702
Average interest rate	4.0%	2.0%	1.5%	1.4%	1.4%	1.4%
Variable rate	4,948	3	3	4	4	7	4,969	4,969
Average interest rate (1)	4.5%	4.9%	4.9%	4.9%	4.9%	4.9%

Debts in Japanese yen
Fixed rate	110	110	79	79	79	734	1,191	1,233
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	309	207	207	207	-	-	930	930
Average interest rate (1)	2.8%	2.9%	2.9%	2.9%	-	-

Debts in Hong Kong dollar
Fixed rate	-	-	-	-	-	9,870	9,870	9,870
Average interest rate	-	-	-	-	-	4.2%
Variable rate	265	-	-	-	-	-	265	265
Average interest rate (1)	0.9%	-	-	-	-	-

Debts in Euro
Fixed rate	84	84	29	-	-	-	197	206
Average interest rate	6.6%	6.6%	6.6%	-	-	-
___________

(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2008.

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2009 and 2008.

As of December 31, 2009:

	Expected maturity
	2010	2011	2012	2013	2014	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In Renminbi	6,306	-	-	-	-	-	6,306	6,306
In United States dollar	2,155	-	-	-	-	-	2,155	2,155
In Hong Kong dollar	146	-	-	-	-	-	146	146
In Japanese yen	14	-	-	-	-	-	14	14
In Euro	129	-	-	-	-	-	129	129

Time deposits with financial institutions
In Renminbi	1,232	-	-	-	-	-	1,232	1,232
In United States dollar	4	-	-	-	-	-	4	4

Liabilities

Debts in Renminbi
Fixed rate	50,947	192	38,580	60	28,392	52,364	170,535	169,730	(1)
Average interest rate	2.8%	2.8%	2.8%	2.5%	2.5%	1.6%
Variable rate	4,554	3,513	4,108	5,200	1,126	-	18,501	18,501
Average interest rate (2)	5.4%	5.2%	5.2%	5.3%	5.2%	-

Debts in United States dollar
Fixed rate	1,108	71	57	57	57	279	1,629	1,644
Average interest rate	1.0%	1.5%	1.4%	1.4%	1.4%	1.4%
Variable rate	15,541	3	4	3	4	2	15,557	15,557
Average interest rate (2)	0.9%	4.9%	4.9%	4.9%	4.9%	4.9%

Debts in Japanese yen
Fixed rate	104	74	74	74	74	654	1,054	1,172
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	202	202	202	-	-	-	606	606
Average interest rate (2)	2.9%	2.9%	2.9%	-	-	-

Debts in Hong Kong dollar
Fixed rate	-	-	-	-	10,371	-	10,371	10,371
Average interest rate	-	-	-	-	4.2%	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate (2)	-	-	-	-	-	-

Debts in Euro
Fixed rate	85	31	-	-	-	-	116	120
Average interest rate	6.6%	6.6%	-	-	-	-
___________
(1)
Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2009.

As of December 31, 2008:

	Expected maturity
	2009	2010	2011	2012	2013	thereafter	Total	Fair value
	(RMB equivalent in millions, except interest rates)

Assets

Cash and cash equivalents
In Renminbi	5,592	-	-	-	-	-	5,592	5,592
In United States dollar	1,259	-	-	-	-	-	1,259	1,259
In Hong Kong dollar	109	-	-	-	-	-	109	109
In Japanese yen	5	-	-	-	-	-	5	5
In Euro	43	-	-	-	-	-	43	43

Time deposits with financial institutions
In Renminbi	661	-	-	-	-	-	661	661
In United States dollar	91	-	-	-	-	-	91	91

Liabilities

Debts in Renminbi
Fixed rate	78,395	1,550	382	8,580	60	79,705	168,672	172,273	(1)
Average interest rate	3.7%	3.0%	3.0%	2.9%	2.5%	1.5%
Variable rate	11,300	7,923	5,034	2,974	6,139	2,454	35,824	35,824
Average interest rate (2)	6.3%	6.7%	6.7%	6.7%	6.7%	6.8%

Debts in United States dollar
Fixed rate	3,074	114	71	57	57	336	3,709	3,702
Average interest rate	4.0%	2.0%	1.5%	1.4%	1.4%	1.4%
Variable rate	4,948	3	3	4	4	7	4,969	4,969
Average interest rate (2)	4.5%	4.9%	4.9%	4.9%	4.9%	4.9%

Debts in Japanese yen
Fixed rate	110	110	79	79	79	734	1,191	1,233
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	309	207	207	207	-	-	930	930
Average interest rate (2)	2.8%	2.9%	2.9%	2.9%	-	-

Debts in Hong Kong dollar
Fixed rate	-	-	-	-	-	9,870	9,870	9,870
Average interest rate	-	-	-	-	-	4.2%
Variable rate	265	-	-	-	-	-	265	265
Average interest rate (2)	0.9%	-	-	-	-	-

Debts in Euro
Fixed rate	84	84	29	-	-	-	197	206
Average interest rate	6.6%	6.6%	6.6%	-	-	-
___________

(1)
Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(2)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2008.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2009 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2009. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 based on these criteria.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Petroleum & Chemical Corporation:

We have audited China Petroleum & Chemical Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. China Petroleum & Chemical Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, China Petroleum & Chemical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years in the three-year period ended December 31, 2009, and our report dated March 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG
Hong Kong, China
March 26, 2010

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Liu Zhongli qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F.  Mr. Liu was appointed as an independent non-executive director and a member of the audit committee of the fourth board of our company in May 2009. For Mr. Liu’s biographical information, see "Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management."

ITEM 16B.	CODE OF ETHICS

As of the date of this annual report, we do not have, in form, a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer.  Our principal executive officers, Mr. Su Shulin (Chairman) and Mr. Wang Tianpu (Vice Chairman and President), currently also serve as our directors and are thus subject to the director service contracts that they have with us. Our principal financial officer, Mr. Wang Xinhua (CFO) is subject to the employment contract that he has with us. Under such contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry any activities detrimental to the interests of our company.  Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2008 and 2009:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2008	RMB 81 million	—	—	—
2009	RMB 84 million	—	—	—

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

Relevant responsibilities of the nominating committee are similar to those stipulated by the NYSE rules, but the main responsibilities do not include the research and recommendation of corporate governance guidelines, the supervision of the evaluation of the board of directors and management, or the annual evaluation of the committee.

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

Each listed company must have an internal audit department.

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

The relevant regulations of China require the board of directors propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers shall be approved by the board and disclosed to the public upon the approval of the board of directors.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
China does not have such requirement for a code for ethics. But, since the directors and officers of the Company have all signed the Director Service Agreement or employment agreement, as applicable, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRS and Mandatory Provisions to the Charter of Companies Listed Overseas. Meanwhile, the Company establishes The Model Code of Securities Transactions by Corporate Employees and The Rules of The Company’s Shares Transactions by Corporate Directors, Superiors and Senior Managements to regulate the above mentioned people when transacting related securities. In 2008, the Company promulgated the Code for Employees of the Company as the standards of business conduct and ethics of the employees.

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

1.1 **
Amendment to the Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 26, 2008 (English translation), incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 20, 2009 (File Number: 001-15138).

1.2 *	Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on May 22, 2009 (English translation).

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

4.20**
Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2008 (English Translation), incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 20, 2009 (File Number: 001-15138).

4.21*	Continuing Connected Transactions Second Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 21, 2009 (English translation).

4.22*	Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 21, 2009 (English translation).

8*	A list of the Registrant's subsidiaries.

12.1*	Certification of Chairman pursuant to Rule 13a-14(a).

12.2*	Certification of President pursuant to Rule 13a-14(a).

12.3*	Certification of CFO pursuant to Rule 13a-14(a).

13*	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b).
___________

*	Filed herewith.
**	Incorporated by reference.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
China Petroleum & Chemical Corporation:

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Petroleum & Chemical Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/S/ KPMG
Hong Kong, China
March 26, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB
Operating revenues
Sales of goods		1,169,984	1,413,203	1,315,915
Other operating revenues	3	31,013	31,088	29,137
		1,200,997	1,444,291	1,345,052

Other income	4	4,863	50,857	—

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(971,670)	(1,286,106)	(990,459)
Selling, general and administrative expenses	5	(32,811)	(39,392)	(40,500)
Depreciation, depletion and amortization		(43,648)	(46,321)	(50,487)
Exploration expenses, including dry holes		(11,105)	(8,310)	(10,545)
Personnel expenses	6	(22,829)	(23,381)	(28,836)
Taxes other than income tax	7	(34,665)	(57,214)	(132,884)
Other operating expenses, net	8	(3,636)	(8,088)	(6,910)
Total operating expenses		(1,120,364)	(1,468,812)	(1,260,621)
Operating income		85,496	26,336	84,431

Finance costs
Interest expense	9	(7,690)	(11,907)	(7,382)
Interest income		407	446	277
Unrealized (loss) / gain on embedded derivative component of the Convertible Bonds	24(c)	(3,211)	3,947	(218)
Foreign currency exchange losses		(311)	(954)	(327)
Foreign currency exchange gains		2,442	3,278	416
Net finance costs		(8,363)	(5,190)	(7,234)
Investment income		1,670	390	374
Income from associates and jointly controlled entities		4,044	580	2,997
Earnings before income tax		82,847	22,116	80,568
Tax (expense) / benefit	10	(24,723)	2,840	(16,084)
Net income		58,124	24,956	64,484

Attributable to:
Equity shareholders of the Company		55,914	28,525	61,760
Non-controlling interests		2,210	(3,569)	2,724
Net income		58,124	24,956	64,484

Earnings per share:
Basic	12	0.64	0.33	0.71
Diluted	12	0.64	0.29	0.71

Weighted average number of shares	12	86,702	86,702	86,702

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in millions)

		Years ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB

Net income		58,124	24,956	64,484

Other comprehensive income for the year (after tax and reclassification adjustments)	11
Cash flow hedges		—	—	54
Available-for-sale securities		326	(232)	(175)
Share of other comprehensive income of associates		2,711	(2,206)	806
Effect of change in tax rate		(37)	—	—
Total other comprehensive income		3,000	(2,438)	685

Total comprehensive income for the year		61,124	22,518	65,169

Attributable to:
Equity shareholders of the Company		58,752	26,205	62,482
Non-controlling interests		2,372	(3,687)	2,687
Total comprehensive income for the year		61,124	22,518	65,169

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009
(Amounts in millions)

		December 31,
	Note	2008	2009
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		7,008	8,750
Time deposits with financial institutions		752	1,236
Trade accounts receivable, net	13	12,990	26,592
Bills receivable		3,660	2,110
Inventories	14	95,979	141,611
Prepaid expenses and other current assets	15	35,225	20,981
Income tax receivable		9,784	—
Total current assets		165,398	201,280
Non-current assets
Property, plant and equipment, net	16	411,939	465,182
Construction in progress	17	122,121	119,786
Goodwill	18	14,237	14,072
Interest in associates	19	15,595	18,162
Interest in jointly controlled entities	20	11,781	13,928
Investments	21	1,483	2,174
Deferred income tax assets	23	13,768	13,975
Lease prepayments		11,165	16,238
Long-term prepayments and other assets	22	11,685	13,045
Total non-current assets		613,774	676,562
Total asset		779,172	877,842
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	24	75,516	58,898
Loans from Sinopec Group Company and its affiliates	24	33,410	13,643
Trade accounts payable	25	56,464	97,749
Bills payable	25	18,753	23,111
Accrued expenses and other payables	26	102,497	117,272
Income tax payable		16	2,746
Total current liabilities		286,656	313,419
Non-current liabilities
Long-term debts	24	90,254	108,828
Loans from Sinopec Group Company and its affiliates	24	36,890	37,000
Deferred income tax liabilities	23	5,235	4,979
Provisions	27	9,280	11,529
Other liabilities		2,315	3,234
Total non-current liabilities		143,974	165,570
Total liabilities		430,630	478,989
Equity
Share capital	28	86,702	86,702
Reserves	29	241,187	288,959
Total equity attributable to equity shareholders of the Company		327,889	375,661
Non-controlling interests		20,653	23,192
Total equity		348,542	398,853
Total liabilities and equity		779,172	877,842

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Re-valuation reserve	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007, as previously reported	86,702	(21,590)	18,072	24,752	32,094	27,000	1,758	95,546	264,334	22,323	286,657
Adjustment for the Acquisition of the Acquired Group (Note 1)	—	—	—	—	—	—	577	—	577	—	577
Change of accounting policy (Note 1)	—	—	—	(24,752)	—	—	—	24,752	—	—	—
Balance as of January 1, 2007, as adjusted	86,702	(21,590)	18,072	—	32,094	27,000	2,335	120,298	264,911	22,323	287,234
Net income	—	—	—	—	—	—	—	55,914	55,914	2,210	58,124
Other comprehensive income:
Available-for-sale securities	—	—	—	—	—	—	181	—	181	145	326
Share of other comprehensive income of associates	—	—	—	—	—	—	2,711	—	2,711	—	2,711
Effect of change in tax rate	—	—	—	—	—	—	(54)	—	(54)	17	(37)
Total other comprehensive income	—	—	—	—	—	—	2,838	—	2,838	162	3,000
Total comprehensive income for the year	—	—	—	—	—	—	2,838	55,914	58,752	2,372	61,124
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2006	—	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2007	—	—	—	—	—	—	—	(4,335)	(4,335)	—	(4,335)
Adjustment of statutory surplus reserve (Note 29 (d))	—	—	—	—	235	—	—	(235)	—	—	—
Appropriation (Note 29 (d))	—	—	—	—	5,468	—	—	(5,468)	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	—	(7)	7	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	—	(770)	770	—	—	—
Transfer from other reserves to capital reserve	—	(1,062)	—	—	—	—	1,062	—	—	—	—
Contribution from Sinopec Group Company	—	—	—	—	—	—	574	—	574	—	574
Consideration for the Acquisition of Refinery Plants (Note 1)	—	—	—	—	—	—	(2,468)	—	(2,468)	—	(2,468)
Contributions to subsidiaries from non-controlling interests net of distributions	—	—	—	—	—	—	—	—	—	630	630
Total transactions with owners:	—	(1,062)	—	—	5,703	—	(1,609)	(18,798)	(15,766)	630	(15,136)
Balance as of December 31, 2007	86,702	(22,652)	18,072	—	37,797	27,000	3,564	157,414	307,897	25,325	333,222

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008	86,702	(22,652)	18,072	37,797	27,000	3,564	157,414	307,897	25,325	333,222
Net income	—	—	—	—	—	—	28,525	28,525	(3,569)	24,956
Other comprehensive income:
Available-for-sale securities	—	—	—	—	—	(114)	—	(114)	(118)	(232)
Share of other comprehensive income of associates	—	—	—	—	—	(2,206)	—	(2,206)	—	(2,206)
Total other comprehensive income	—	—	—	—	—	(2,320)	—	(2,320)	(118)	(2,438)
Total comprehensive income for the year	—	—	—	—	—	(2,320)	28,525	26,205	(3,687)	22,518
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Issuance of the Bonds with Warrants (Note 24 (d))	—	6,879	—	—	—	—	—	6,879	—	6,879
Final dividend for 2007	—	—	—	—	—	—	(9,971)	(9,971)	—	(9,971)
Interim dividend for 2008	—	—	—	—	—	—	(2,601)	(2,601)	—	(2,601)
Adjustment of statutory surplus reserve (Note 29 (d))	—	—	—	1,189	—	—	(1,189)	—	—	—
Appropriation (Note 29 (d) and (e))	—	—	—	4,092	20,000	—	(24,092)	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	(6)	6	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	(1,244)	1,244	—	—	—
Distribution to Sinopec Group Company (Note 29 (b))	—	(202)	—	—	—	—	—	(202)	—	(202)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(368)	(368)
Total contributions by and distributions to owners	—	6,677	—	5,281	20,000	(1,250)	(36,603)	(5,895)	(368)	(6,263)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(318)	—	—	—	—	—	(318)	(617)	(935)
Total transactions with owners:	—	6,359	—	5,281	20,000	(1,250)	(36,603)	(6,213)	(985)	(7,198)
Balance as of December 31, 2008	86,702	(16,293)	18,072	43,078	47,000	(6)	149,336	327,889	20,653	348,542

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	86,702	(16,293)	18,072	43,078	47,000	(6)	149,336	327,889	20,653	348,542
Net income	—	—	—	—	—	—	61,760	61,760	2,724	64,484
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	54	—	54	—	54
Available-for-sale securities	—	—	—	—	—	(138)	—	(138)	(37)	(175)
Share of other comprehensive income of associates	—	—	—	—	—	806	—	806	—	806
Total other comprehensive income	—	—	—	—	—	722	—	722	(37)	685
Total comprehensive income for the year	—	—	—	—	—	722	61,760	62,482	2,687	65,169
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2008	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2009	—	—	—	—	—	—	(6,069)	(6,069)	—	(6,069)
Appropriation (Note 29 (d) and (e))	—	—	—	4,953	20,000	—	(24,953)	—	—	—
Realization of deferred tax on lease prepayments	—	—	—	—	—	(8)	8	—	—	—
Transfer from other reserves to capital reserve	—	(1,551)	—	—	—	1,551	—	—	—	—
Consideration for the Acquisition of the Acquired Group (Note 1)	—	—	—	—	—	(771)	—	(771)	—	(771)
Distribution to Sinopec Group Company	—	(49)	—	—	—	—	—	(49)	—	(49)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(144)	(144)
Total contributions by and distributions to owners	—	(1,600)	—	4,953	20,000	772	(38,817)	(14,692)	(144)	(14,836)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(18)	—	—	—	—	—	(18)	(4)	(22)
Total transactions with owners	—	(1,618)	—	4,953	20,000	772	(38,817)	(14,710)	(148)	(14,858)
Balance as of December 31, 2009	86,702	(17,911)	18,072	48,031	67,000	1,488	172,279	375,661	23,192	398,853

See accompanying notes to consolidated financial statements.

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in millions)

		Years ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	118,612	66,517	152,075
Investing activities
Capital expenditure		(101,113)	(100,544)	(104,761)
Exploratory wells expenditure		(9,913)	(8,380)	(8,708)
Purchase of investments, investments in associates and investments in jointly controlled entities		(1,581)	(3,089)	(3,240)
Purchase of subsidiaries, net of cash acquired		(3,968)	—	—
Proceeds from disposal of investments and investments in associates		1,441	1,366	504
Proceeds from disposal of property, plant and equipment		413	265	594
Purchase of time deposits with financial institutions		(3,373)	(1,442)	(2,304)
Proceeds from maturity of time deposits with financial institutions		3,340	1,358	1,820
Payments for derivative financial instruments		—	(5,490)	(3,197)
Proceeds from derivative financial instruments		—	5,921	3,253
Net cash used in investing activities		(114,754)	(110,035)	(116,039)
Financing activities
Proceeds of issuance of corporate bonds		35,000	15,000	61,000
Proceeds of issuance of convertible bonds, net of issuance costs		11,368	29,850	—
Proceeds from bank and other loans		779,252	1,182,908	779,987
Repayments of corporate bonds		(12,000)	(10,000)	(15,000)
Repayments of bank and other loans		(798,398)	(1,159,321)	(845,103)
Distributions by subsidiaries to non-controlling interests		(593)	(1,404)	(858)
Contributions from non-controlling interests		1,223	1,137	714
Acquisitions of non-controlling interests of subsidiaries		—	(598)	(213)
Dividend paid		(13,872)	(12,572)	(13,559)
Distributions to Sinopec Group Company		(5,176)	(2,180)	(1,262)
Net cash (used in) / generated from financing activities		(3,196)	42,820	(34,294)
Net increase / (decrease) in cash and cash equivalents		662	(698)	1,742
Cash and cash equivalents as of January 1		7,187	7,785	7,008
Effect of foreign currency exchange rate changes		(64)	(79)	—
Cash and cash equivalents as of December 31		7,785	7,008	8,750

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Operating activities
Earnings before income tax	82,847	22,116	80,568
Adjustment for:
Depreciation, depletion and amortization	43,648	46,321	50,487
Dry hole costs	6,060	4,236	4,761
Income from associates and jointly controlled entities	(4,044)	(580)	(2,997)
Investment income	(1,670)	(390)	(374)
Interest income	(407)	(446)	(277)
Interest expense	7,690	11,907	7,382
Unrealized gain on foreign currency exchange rate changes and derivative financial instruments	(1,575)	(2,394)	(86)
Loss / (gain) on disposal of property, plant and equipment, net	585	(231)	(211)
Impairment losses on long-lived assets	3,106	8,500	7,285
Gain on non-monetary contribution to a jointly controlled entity	(1,315)	—	—
Unrealized loss / (gain) on embedded derivative component of the Convertible Bonds	3,211	(3,947)	218
	138,136	85,092	146,756
(Increase) / decrease in trade accounts receivable	(6,557)	10,818	(13,467)
(Increase) / decrease in bills receivable	(4,191)	9,273	1,568
(Increase) / decrease in inventories	(20,387)	20,996	(45,508)
(Increase) / decrease in prepaid expenses and other current assets	(2,724)	(10,790)	13,963
Increase in lease prepayments	(4,220)	(2,600)	(5,073)
Decrease in long-term prepayments and other assets	3,261	1,930	4,378
Increase / (decrease) in trade accounts payable	39,004	(37,400)	41,249
(Decrease) / increase in bills payable	(9,750)	6,323	4,353
Increase in accrued expenses and other payables	18,202	11,035	13,605
(Decrease) / increase in other liabilities	(215)	444	503
	150,559	95,121	162,327
Interest received	406	447	277
Interest paid	(7,347)	(11,660)	(7,635)
Investment and dividend income received	2,670	3,682	1,133
Income tax paid	(27,676)	(21,073)	(4,027)
Net cash generated from operating activities	118,612	66,517	152,075

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in millions, except per share data and except otherwise stated)

1         PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

  China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organization

  The Company was established in the PRC on February 25, 2000 as a joint stock limited company as part of the reorganization (the “Reorganization”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureau, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

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

  Pursuant to the resolution passed at the Directors’ meeting on March 27, 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively “the Acquired Group”) from Sinopec Group Company for total cash considerations of RMB 771 (hereinafter referred to as the “Acquisition of the Acquired Group”).

 As the Group, Refinery Plants and the Acquired Group are under the common control of Sinopec Group Company, the Acquisition of Refinery Plants and the Acquisition of the Acquired Group have been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of Refinery Plants and the Acquired Group have been accounted for at historical cost and the consolidated financial statements of the Company prior to these acquisitions have been restated to include the results of operations and the assets and liabilities of Refinery Plants and the Acquired Group on a combined basis. The differences between the total considerations paid over the amounts of the net assets of Refinery Plants and the Acquired Group were accounted for as equity transactions.

  The financial condition and the results of operation previously reported by the Group as of and for the years ended December 31, 2007 and 2008 have been restated to include the results of operations and the assets and liabilities of the Acquired Group on a combined basis as set out below.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	The Group, as previously reported	The Acquired Group	Elimination*	The Group, as restated
	RMB	RMB	RMB	RMB
2007
Results of operation:
Operating revenues	1,204,843	10,304	(14,150)	1,200,997
Net income/(loss) attributable to the equity shareholders of the Company	56,533	(619)	—	55,914
Basic and diluted earnings per share	0.65	—	—	0.64

2008
Results of operation:
Operating revenues	1,452,101	11,781	(19,591)	1,444,291
Net income/(loss) attributable to the equity shareholders of the Company	29,769	(1,244)	—	28,525
Basic earnings per share	0.34	—	—	0.33
Diluted earnings per share	0.30	—	—	0.29

Financial condition:
Current assets	164,311	1,549	(462)	165,398
Total assets	767,827	11,807	(462)	779,172
Current liabilities	274,537	12,581	(462)	286,656
Total liabilities	418,505	12,587	(462)	430,630
Total equity attributable to equity shareholders of the Company	328,669	(780)	—	327,889

*
The Acquired Group sold its petroleum products primarily to the Group as well as purchasing crude oil primarily from the Group. These transactions between the Group and the Acquired Group have been eliminated on combination, resulting in a reduction in the operating revenue.  All other significant balances and transactions between the Group and the Acquired Group have been eliminated on combination.

  The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

  The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. The new accounting policies and new disclosures resulting from the initial application of these standards or developments to the extent that they are relevant to the Group are summarized as follows:

(i)
As a result of the adoption of revised IAS 1 “Presentation of Financial Statements” (“revised IAS 1”), details of changes in equity during the year arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of equity. All other items of income and expense are presented in the consolidated statements of income, if they are recognized as part of profit or loss for the year, or otherwise in a new primary statement, the consolidated statements of comprehensive income. Corresponding amounts have been restated to conform to the new presentation.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(ii)
IFRS 8, Operating segments (“IFRS 8”), requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

(iii)
As a result of the adoption of the amendments to IFRS 7, the financial statements include expanded disclosures in Note 35 about the fair value measurement of the Group’s financial instruments, categorizing these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data. The Group has taken advantage of the transitional provisions set out in the amendments to IFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

  The adoption of revised IAS 1, IFRS 8 and the amendments to IFRS 7 did not have any impact on the classification, recognition and measurement of the amounts recognized in the financial statements.

  The Group has not adopted any other new standard or interpretation that is not yet effective for the current accounting period (Note 37).

  In prior years, property, plant and equipment were carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. In 2009, property, plant and equipment are accounted for using the cost model, being the cost less any accumulated depreciation and impairment losses. This change is to align the Group’s accounting policy with industry peers to provide more relevant financial information to the users of the Group’s financial statements. This change has been applied retrospectively.  Other than the elimination of the revaluation reserve by transferring the balance to retained earnings, this change in accounting policy has no effect on the financial condition as of December 31, 2007, 2008 and 2009, and the results of operation for the years then ended. Therefore, no comparative balance sheet as of January 1, 2008 was presented.

  The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

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

  Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 36.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

2         SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and the Group’s interest in associates and jointly controlled entities.

(i)      Subsidiaries and non-controlling interests

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

 Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statements of equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of income and consolidated statements of comprehensive income as an allocation of the total net income or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

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

Investments in associates and jointly controlled entities are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

 The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statements of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

(d)      Trade, bills and other receivables

Trade, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

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

(f)       Property, plant and equipment

  An item of property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated statements of income in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized as income or expense in the consolidated statements of income on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	15 to 45 years
Plant, machinery, equipment, and others	4 to 18 years
Oil depots, storage tanks and service stations	8 to 25 years

  Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

(h)      Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less the accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments is charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

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

Prior to January 1, 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognized as goodwill. From January 1, 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognized in equity.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to cash-generating units, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associates or jointly controlled entities and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

(k)	Investments

Investments in available-for-sale securities are carried at fair value with any change in fair value recognized in other comprehensive income and accumulated separately in equity in other reserves.  When these investments are derecognized or impaired, the cumulative gain or loss is reclassified from equity to the consolidated statements of income. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (Note 2(n)).

(l)       Derivative financial instruments

Derivative financial instruments are recognized initially at fair value.  At each balance sheet date the fair value is remeasured. The gain or loss on re-measurement to fair value is recognized immediately in the consolidated statements of income, except where the derivatives qualify for cash flow hedge accounting or the hedge of the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

(m)     Hedging

(i)       Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognized in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognized immediately in the consolidated statements of income.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated statements of income in the same period or periods during which the asset acquired or liability assumed affects the consolidated statements of income (such as when interest income or expense is recognized).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated statements of income in the same period or periods during which the hedged forecast transaction affects the consolidated statements of income.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognized in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss is reclassified from equity to the consolidated statements of income immediately.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(ii)      Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated statements of income. The ineffective portion is recognized immediately in the consolidated statements of income.

(n)	Impairment of assets

(i)       Trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.  If any such evidence exists, an impairment loss is determined and recognized.

 The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the consolidated statements of income.  Impairment losses for trade and other receivables are reversed through the consolidated statements of income if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

    For investments in associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

(ii)      Impairment of other long-lived assets is accounted for as follows:

  The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and investments in associates and jointly controlled entities, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.  For goodwill, the recoverable amount is estimated at each balance sheet date.

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

The amount of the reduction is recognized as an expense in the consolidated statements of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognized for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as an income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred.  An impairment loss in respect of goodwill is not reversed.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(o)       Trade, bills and other payables

Trade, bills and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)       Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs.  Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statements of income over the period of borrowings using the effective interest method.

(q)       Convertible bonds

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(r)       Provisions and contingent liability

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

(s)      Revenue recognition

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

(t)       Borrowing costs

  Borrowing costs are expensed in the consolidated statements of income in the period in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(u)      Repairs and maintenance expenditure

  Repairs and maintenance expenditure is expensed as incurred.

(v)       Environmental expenditures

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(w)      Research and development expense

  Research and development expenditures are expensed in the period in which they are incurred.  Research and development expense amounted to RMB 3,419, RMB 3,427 and RMB 3,816 for the years ended December 31, 2007, 2008 and 2009, respectively.

(x)      Operating leases

  Operating lease payments are charged to the consolidated statements of income on a straight-line basis over the period of the respective leases.

(y)      Employee benefits

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

(z)      Income tax

  Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled.  The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statements of income, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

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

(aa)     Dividends

Dividends are recognized as a liability in the period in which they are declared.

(bb)    Segment reporting

  Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

3.       OTHER OPERATING REVENUES

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Sale of materials, service and others	30,643	30,597	28,749
Rental income	370	491	388
	31,013	31,088	29,137

4.       OTHER INCOME

  During the years ended December 31, 2007 and 2008, the Group recognized grant income of RMB 4,863 and RMB 50,857, respectively. These government grants were for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective years. There were no unfulfilled conditions and other contingencies attached to the receipts of these grants. The Group did not receive such government grant during the year ended December 31, 2009.

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Operating lease charges	5,897	6,986	7,555
Impairment losses
- trade accounts receivable	295	143	70
- other receivables	143	85	222

6.	PERSONNEL EXPENSES

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Wages and salaries	17,829	17,741	21,057
Staff welfare	886	1,277	1,345
Contributions to retirement schemes (Note 32)	2,817	2,873	4,647
Social security contributions	1,297	1,490	1,787
	22,829	23,381	28,836

7.	TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Consumption tax (i)	16,636	17,868	110,206
Special oil income levy (ii)	11,208	32,823	7,145
City construction tax (iii)	3,691	3,363	9,212
Education surcharge	1,931	1,838	5,043
Resources tax	882	857	857
Business tax	317	465	421
	34,665	57,214	132,884

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Note:

(i)
Before January 1, 2009, consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne, respectively. Effective from January 1, 2009, the consumption tax rates of on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8.       OTHER OPERATING EXPENSES, NET

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Fines, penalties and compensations	73	106	159
Donations	158	104	174
Loss / (gain) on disposal of property, plant and equipment, net	585	(231)	(211)
Impairment losses on long-lived assets (i)	3,106	8,500	7,285
Gain on non-monetary contribution to a jointly controlled entity (ii)	(1,315)	—	—
Net realized and unrealized losses on derivative financial instruments not qualified as hedging	—	(776)	(82)
Ineffective portion of change in fair value of cash flow hedges	—	54	16
Others	1,029	331	(431)
	3,636	8,088	6,910

Note:

(i)
The factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 481 and RMB 1,595 of property, plant and equipment for the years ended December 31, 2007 and 2009, respectively, was unsuccessful development drilling and high operating and development costs for certain small oil fields. The E&P segment impairment losses of RMB 5,991 for the year ended December 31, 2008 comprised of impairment losses on RMB 4,600 of property, plant and equipment in the E&P segment (Note 16) and RMB 1,391 of goodwill in respect of Sinopec Zhongyuan (Note 18) and was primarily due to downward reserves estimation for certain oil fields resulting from lower oil and gas pricing. The carrying values of these E&P properties and associated goodwill were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Impairment losses recognized for the chemicals segment were RMB 318, RMB 1,511 and RMB 3,807 for the years ended December 31, 2007, 2008 and 2009, respectively and comprised of impairment losses of RMB 318, RMB 1,511 and RMB 3,728 on property, plant and equipment for the years ended December 31, 2007, 2008 and 2009, respectively, and impairment losses of RMB 79 on other long-term assets for the year ended December 31, 2009. Impairment losses recognized for refining segment were RMB 1,070, RMB 270 and RMB 396 for the years ended December 31, 2007, 2008 and 2009, respectively, comprised of impairment losses of RMB 916, RMB 270 and RMB 377 on property, plant and equipment for the years ended December 31, 2007, 2008 and 2009, respectively, and impairment losses of RMB 154, RMB nil and RMB 19 on construction in progress for the years ended December 31, 2007, 2008 and 2009, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities.  The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognized on long-lived assets of the marketing and distribution segment of RMB 1,237, RMB 709 and RMB 1,479 for the years ended December 31, 2007, 2008 and 2009, respectively, and comprised of impairment losses of RMB 1,194, RMB 698 and RMB 1,425 of property, plant and equipment for the years ended December 31, 2007, 2008 and 2009, respectively, and impairment losses of RMB 43, RMB 11 and RMB 54 of construction in progress for the years ended December 31, 2007, 2008 and 2009, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years.  In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

(ii)
During the year ended December 31, 2007, the Group contributed certain property, plant and equipment and construction in progress, respectively, in exchange for a 50% equity interest in a newly set up jointly controlled entity and recognized a gain of RMB 1,315, representing the portion of the difference between the carrying amount of these assets and their fair value attributable to the equity interests of the other venturer.  The other venturer contributed the other 50% equity interest in cash representing the fair values of the property, plant and equipment and construction in progress as determined by a valuation performed by an independent valuer.

9.       INTEREST EXPENSE

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Interest expense incurred	8,303	13,046	9,574
Less: Interest expense capitalized*	(966)	(1,569)	(2,621)
	7,337	11,477	6,953
Accretion expenses (Note 27)	353	430	429
Interest expense	7,690	11,907	7,382
* Interest rates per annum at which borrowing costs were Capitalized for construction in progress	3.6% to 7.1%	3.8% to 7.1%	3.0% to 6.8%

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

10.      INCOME TAX

Income tax in the consolidated statements of income represents:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Current tax
- Provision for the year	28,630	610	17,042
- Under/(over)-provision in prior years	249	216	(512)
Deferred taxation (Note 23)	(4,156)	(3,666)	(446)
	24,723	(2,840)	16,084

  Reconciliation between actual income tax expense / (benefit) and the expected income tax at applicable statutory tax rates is as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Earnings before income tax	82,847	22,116	80,568
Expected PRC income tax expense at statutory tax rates of 33%, 25% and 25% in 2007, 2008 and 2009, respectively	27,340	5,529	20,142
Tax effect of differential tax rate (i)	(1,959)	1,212	(1,621)
Tax effect of non-deductible expenses	1,413	865	326
Tax effect of non-taxable income (iii)	(3,767)	(11,209)	(1,686)
Tax effect of utilization of previously unrecognized tax losses	—	(401)	(683)
Tax effect of tax losses not recognized	295	948	118
Under/(over)-provision in prior years	249	216	(512)
Tax credit for domestic equipment purchases	(500)	—	—
Effect of change in tax rate on deferred tax (ii)	1,652	—	—
Actual income tax expense / (benefit).	24,723	(2,840)	16,084

  Substantially all earnings before income tax and related tax expense / (benefit) are from PRC sources.

Note:

(i)
During the years ended December 31, 2007, 2008 and 2009, the provision for PRC current income tax is based on statutory income tax rates of 33%, 25% and 25%, respectively, of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at preferential rates ranging from 15% to 20%.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

11       OTHER COMPREHENSIVE INCOME

  (a)      Tax effects relating to each component of other comprehensive income

	Years ended December 31,
	2007			2008			2009
	Before-tax amount	Tax expense	Net-of-tax amount	Before-tax amount	Tax benefit	Net-of-tax amount	Before-tax amount	Tax (expense)/benefit	Net-of-tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges	—	—	—	—	—	—	65	(11)	54
Available-for-sale securities	438	(112)	326	(296)	64	(232)	(227)	52	(175)
Share of other comprehensive income of associates	2,711	—	2,711	(2,206)	—	(2,206)	806	—	806
Effect of change in tax rate	—	(37)	(37)	—	—	—	—	—	—
Other comprehensive income	3,149	(149)	3,000	(2,502)	64	(2,438)	644	41	685

  (b)      Reclassification adjustments relating to components of other comprehensive income

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	—	662	(2,058)
Amounts transferred to initial carrying amount of hedged items		—	257
Reclassification adjustments for amounts transferred to the cost of inventories for the year	—	(662)	1,866
Net deferred tax expense recognized in other comprehensive income	—	—	(11)
Net movement during the year recognized in other comprehensive income	—	—	54

Available-for-sale securities:
Changes in fair value recognized during the year	1,209	(132)	(1)
Gain on disposal transferred to the consolidated statements of income	(771)	(164)	(226)
Net deferred tax (expense)/benefit recognized in other comprehensive income	(112)	64	52
Net movement during the year recognized in other comprehensive income	326	(232)	(175)

Share of other comprehensive income of associates:
Net movement during the year recognized in other comprehensive income	2,711	(2,206)	806

Effect of change in tax rate:
Net movement during the year recognized in other comprehensive income (Note)	(37)	—	—

Note:	The amount recognized in other comprehensive income represents the effect of change in tax rate on deferred tax assets previously recognized directly in equity as a result of the new tax law.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

12.      BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the net income attributable to ordinary equity shareholders of the Company of RMB 55,914 and the weighted average number of shares of 86,702,439,000 for the year ended December 31, 2007. For the year ended December 31, 2007, diluted earnings per share was calculated on the same basis as basic earnings per share, since the effect of the Convertible Bonds (Note 24(c)) was anti-dilutive for that year.

The calculation of basic earnings per share is based on the net income attributable to ordinary equity shareholders of the Company of RMB 28,525 and RMB 61,760 for the years ended December 31, 2008 and 2009, respectively, and the weighted average number of the shares of 86,702,439,000 for each of the years ended December 31, 2008 and 2009. The calculation of diluted earnings per share for the years ended December 31, 2008 and 2009 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 25,348 and RMB 62,136, respectively, and the weighted average number of the shares of 87,789,799,595 for each of the years ended December 31, 2008 and 2009 calculated as follows:

(i)        Net income attributable to ordinary equity shareholders of the Company (diluted)

	2008	2009
	RMB	RMB
Net income attributable to ordinary equity shareholders of the Company	28,525	61,760
After tax effect of interest expense (net of exchange gain) of the Convertible Bonds	(217)	212
After tax effect of unrealized (gain)/loss on embedded derivative component of the Convertible Bonds	(2,960)	164
Net income attributable to ordinary equity shareholders of the Company (diluted)	25,348	62,136

(ii)       Weighted average number of shares (diluted)

	2008	2009
	Number of	Number of
	shares	shares
Weighted average number of shares as of December 31	86,702,439,000	86,702,439,000
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595
Weighted average number of shares (diluted) as of December 31	87,789,799,595	87,789,799,595

The calculation of diluted earnings per share for the years ended December 31, 2008 and 2009 excludes the effect of the Warrants (Note 24(d)), since it did not have any dilutive effect.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

13.      TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2008	2009
	RMB	RMB
Amounts due from third parties	11,318	27,481
Amounts due from Sinopec Group Company and its affiliates	2,670	697
Amounts due from associates and jointly controlled entities	1,408	335
	15,396	28,513
Less: Impairment losses for bad and doubtful debts	(2,406)	(1,921)
Trade accounts receivable, net	12,990	26,592

  Impairment losses for bad and doubtful debts are analyzed as follows:

	2007	2008	2009
	RMB	RMB	RMB
Balance as of January 1	3,373	2,909	2,406
Impairment losses recognized for the year	295	143	70
Reversal of impairment losses	(204)	(254)	(245)
Written off	(555)	(392)	(310)
Balance as of December 31	2,909	2,406	1,921

  Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

  Trade accounts receivable (net of impairment losses for bad and doubtful debts) primarily represents receivable that is neither past due nor impaired. This receivable relates to a wide range of customers for whom there is no recent history of default.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

14.      INVENTORIES

	December 31,
	2008	2009
	RMB	RMB
Crude oil and other raw materials	54,085	87,471
Work in progress	10,745	11,609
Finished goods	35,858	39,737
Spare parts and consumables	4,480	3,832
	105,168	142,649
Less: Allowance for diminution in value of inventories	(9,189)	(1,038)
	95,979	141,611

  Allowance for diminution in value of inventories is analyzed as follows:

	2007	2008	2009
	RMB	RMB	RMB
Balance as of January 1	871	4,572	9,189
Allowance for the year	3,962	8,777	401
Reversal of allowance on disposal	(131)	(64)	(185)
Written off	(130)	(4,096)	(8,367)
Balance as of December 31	4,572	9,189	1,038

  During the years ended December 31, 2007, 2008 and 2009, the cost of inventories recognized as an expense in the consolidated statements of income of RMB 1,009,489, RMB 1,329,637 and RMB 1,039,685, respectively, which includes the write-down of inventories, that primarily related to the refining and chemicals segment, of RMB 3,962, RMB 8,777 and RMB 401, respectively, and the reversal of write-down of inventories made in prior years of RMB 261, RMB 4,160 and RMB 8,552, respectively, that mainly was due to the sales of inventories.  The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statements of income.

15      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2008	2009
	RMB	RMB
Advances to third parties	1,257	1,214
Amounts due from Sinopec Group Company and its affiliates	3,889	787
Amounts due from associates and jointly controlled entities	654	23
Other receivables	3,538	1,130
Loans and receivables	9,338	3,154

Purchase deposits and other assets	4,104	2,320
Prepayments in connection with construction work and equipment purchases	3,176	1,906
Prepaid value-added tax and customs duty	17,740	12,577
Available-for-sale financial assets	—	700
Derivative financial instruments – hedging	224	142
Derivative financial instruments – non-hedging	643	182
	35,225	20,981

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

16.      PROPERTY, PLANT AND EQUIPMENT

By segment:

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2008	284,183	159,959	97,704	181,124	6,198	729,168
Additions	1,598	536	592	688	162	3,576
Transferred from construction in progress	35,701	23,444	10,994	4,683	2,605	77,427
Acquisitions (ii)	17,943	—	—	—	—	17,943
Reclassification	(105)	(3,603)	(250)	3,952	6	—
Reclassification to lease prepayments and other assets	—	(247)	(314)	(41)	(202)	(804)
Disposals	(198)	(538)	(1,069)	(928)	(28)	(2,761)
Balance as of December 31, 2008	339,122	179,551	107,657	189,478	8,741	824,549

Balance as of January 1, 2009	339,122	179,551	107,657	189,478	8,741	824,549
Additions	2,141	178	693	754	20	3,786
Transferred from construction in progress	61,111	18,291	9,690	15,146	1,170	105,408
Acquisitions (ii)	60	999	—	—	1,722	2,781
Reclassification	—	6,008	214	(6,089)	(133)	—
Reclassification to lease prepayments and other assets	—	—	(663)	—	(20)	(683)
Disposals	(606)	(1,812)	(1,511)	(4,333)	(192)	(8,454)
Balance as of December 31, 2009	401,828	203,215	116,080	194,956	11,308	927,387

Accumulated depreciation:
Balance as of January 1, 2008	130,683	76,073	24,009	112,782	2,378	345,925
Depreciation charge for the year	22,040	9,576	4,934	8,234	716	45,500
Acquisitions (ii)	16,401	—	—	—	—	16,401
Impairment losses for the year (Note 8 (i))	4,600	270	698	1,511	19	7,098
Reclassification	(194)	(499)	13	686	(6)	—
Reclassification to lease prepayments and other assets	—	—	(73)	(1)	(16)	(90)
Written back on disposals	(182)	(444)	(766)	(809)	(23)	(2,224)
Balance as of December 31, 2008	173,348	84,976	28,815	122,403	3,068	412,610

Balance as of January 1, 2009	173,348	84,976	28,815	122,403	3,068	412,610
Depreciation charge for the year	24,546	10,212	5,578	8,313	866	49,515
Acquisitions (ii)	—	591	—	—	159	750
Impairment losses for the year (Note 8 (i))	1,595	377	1,425	3,728	8	7,133
Reclassification	—	(44)	91	2	(49)	—
Reclassification to lease prepayments and other assets	—	—	(83)	—	(2)	(85)
Written back on disposals	(590)	(1,693)	(1,346)	(3,906)	(183)	(7,718)
Balance as of December 31, 2009	198,899	94,419	34,480	130,540	3,867	462,205

Net book value:
Balance as of January 1, 2008	153,500	83,886	73,695	68,342	3,820	383,243
Balance as of December 31, 2008	165,774	94,575	78,842	67,075	5,673	411,939
Balance as of December 31, 2009	202,929	108,796	81,600	64,416	7,441	465,182

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

By asset class:

	Buildings	Oil and gas properties	Oil depots, storage tanks and service stations	Plant, machinery, equipment and others	Total
	RMB	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2008	46,641	259,373	103,845	319,309	729,168
Additions	206	1,482	329	1,559	3,576
Transferred from construction in progress	5,891	32,218	13,492	25,826	77,427
Acquisitions (ii)	548	—	—	17,395	17,943
Reclassification	49	(176)	363	(236)	—
Reclassification to lease prepayments and other assets	(543)	—	(27)	(234)	(804)
Disposals	(231)	—	(1,236)	(1,294)	(2,761)
Balance as of December 31, 2008	52,561	292,897	116,766	362,325	824,549

Balance as of January 1, 2009	52,561	292,897	116,766	362,325	824,549
Additions	372	2,022	413	979	3,786
Transferred from construction in progress	6,847	38,737	23,840	35,984	105,408
Acquisitions (ii)	1,912	—	342	527	2,781
Reclassification	(63)	—	(2,505)	2,568	—
Reclassification to lease prepayments and other assets	(98)	—	(585)	—	(683)
Disposals	(389)	—	(1,565)	(6,500)	(8,454)
Balance as of December 31, 2009	61,142	333,656	136,706	395,883	927,387

Accumulated depreciation:
Balance as of January 1, 2008	25,082	119,057	23,601	178,185	345,925
Depreciation charge for the year	2,037	20,254	5,380	17,829	45,500
Acquisitions (ii)	236	—	—	16,165	16,401
Impairment losses for the year	522	4,530	632	1,414	7,098
Reclassification	(124)	(231)	265	90	—
Reclassification to lease prepayments and other assets	(76)	—	(6)	(8)	(90)
Written back on disposals	(170)	—	(992)	(1,062)	(2,224)
Balance as of December 31, 2008	27,507	143,610	28,880	212,613	412,610

Balance as of January 1, 2009	27,507	143,610	28,880	212,613	412,610
Depreciation charge for the year	2,309	22,402	5,936	18,868	49,515
Acquisitions (ii)	213	—	292	245	750
Impairment losses for the year	579	1,553	1,076	3,925	7,133
Reclassification	(63)	—	(505)	568	—
Reclassification to lease prepayments and other assets	(13)	—	(72)	—	(85)
Written back on disposals	(340)	—	(1,401)	(5,977)	(7,718)
Balance as of December 31, 2009	30,192	167,565	34,206	230,242	462,205

Net book value:
Balance as of January 1, 2008	21,559	140,316	80,244	141,124	383,243
Balance as of December 31, 2008	25,054	149,287	87,886	149,712	411,939
Balance as of December 31, 2009	30,950	166,091	102,500	165,641	465,182
Notes:

(i)
The additions to the E&P segment and oil and gas properties of the Group for the years ended December 31, 2008 and 2009 included RMB 1,482 and RMB 2,013, respectively, of the estimated dismantlement costs for site restoration (Note 27).

(ii)
During the year ended December 31, 2008, the Group acquired certain assets and liabilities, including the oilfield downhole operation (the “Downhole Assets”) from Sinopec Group Company. During the year ended December 31, 2009, the Group acquired certain property, plant and equipment from Sinopec Group Company (Note 31).

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

17.     CONSTRUCTION IN PROGRESS

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	34,441	25,992	13,504	16,752	5,236	95,925
Additions	61,750	12,897	13,435	20,536	2,073	110,691
Dry hole costs written off	(4,236)	—	—	—	—	(4,236)
Transferred to property, plant and equipment	(35,701)	(23,444)	(10,994)	(4,683)	(2,605)	(77,427)
Reclassification to lease prepayments and other assets	(154)	(200)	(1,340)	(108)	(1,019)	(2,821)
Reclassification	97	2,846	(292)	(2,732)	81	—
Impairment losses for the year (Note 8 (i))	—	—	(11)	—	—	(11)
Balance as of December 31, 2008	56,197	18,091	14,302	29,765	3,766	122,121

Balance as of January 1, 2009	56,197	18,091	14,302	29,765	3,766	122,121
Additions	56,162	14,600	15,547	25,083	1,379	112,771
Dry hole costs written off	(4,761)	—	—	—	—	(4,761)
Transferred to property, plant and equipment	(61,111)	(18,291)	(9,690)	(15,146)	(1,170)	(105,408)
Reclassification to lease prepayments and other assets	(190)	(744)	(2,773)	(1,113)	(44)	(4,864)
Impairment losses for the year (Note 8 (i))	—	(19)	(54)	—	—	(73)
Balance as of December 31, 2009	46,297	13,637	17,332	38,589	3,931	119,786

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2007	2008	2009
	RMB	RMB	RMB
At beginning of year.	4,771	6,294	7,833
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves.	4,874	4,613	5,008
Transferred to oil and gas properties based on the determination of proved reserves.	(568)	(1,008)	(1,072)
Dry hole costs written off	(2,783)	(2,066)	(2,946)
At end of year.	6,294	7,833	8,823

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
One year or less	5,701	7,113	7,625
Over one year	593	720	1,198
	6,294	7,833	8,823

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2007, 2008 and 2009 amounted to RMB 4,640, RMB 3,789 and RMB 5,437, respectively.

On January 21, 2010, the Group contributed certain construction in progress of approximately RMB 17,459 of the chemicals segment into a new jointly controlled entity.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

18.      GOODWILL

	2008	2009
	RMB	RMB
Cost:
Balance as of January 1	15,490	15,628
Additions	225	241
Disposals	(87)	(406)
Balance as of December 31	15,628	15,463

Accumulated impairment losses:
Balance as of January 1	—	(1,391)
Impairment losses for the year	(1,391)	—
Balance as of December 31	(1,391)	(1,391)

Net book value
Balance as of December 31	14,237	14,072

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2008	2009
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	3,952	3,952
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	2,159
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	2,737
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	1,361
Hong Kong service stations	924	926
Multiple units without individually significant goodwill	1,947	1,780
	14,237	14,072

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai, Sinopec Qilu, Sinopec Yangzi, Dynamic and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.0%  to 12.8% and 11.2% to 13.6% for the years ended December 31, 2008 and 2009, respectively. Cash flows beyond the one-year period are maintained constant. Management believes any reasonably possible change in the key assumptions on which these entities’ recoverable amounts are based would not cause these entities’ carrying amounts to exceed their recoverable amounts.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

19.     INTEREST IN ASSOCIATES

	December 31,
	2008	2009
	RMB	RMB
Share of net assets	15,595	18,162

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

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 8,000,000,000	49.00	—	Provision of non-banking financial services

China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products

Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC

China Shipping & Sinopec Suppliers Company Limited	Incorporated	Registered capital RMB 876,660,000	—	50.00	Transportation of petroleum products

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

20.      INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2008	2009
	RMB	RMB
Share of net assets	11,781	13,928

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products

BASF-YPC Company Limited	Incorporated	Registered capital RMB 8,793,000,000	30.00	10.00	Manufacturing and distribution of petrochemical products

Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806,000,000	—	50.00	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Results of operation:
Operating revenue	23,085	27,417	25,141
Expenses	(20,378)	(28,371)	(23,901)
Net income / (loss)	2,707	(954)	1,240

	December 31,
	2008	2009
	RMB	RMB
Financial condition:
Current assets	6,691	9,857
Non-current assets	28,430	32,353
Current liabilities	(6,413)	(9,038)
Non-current liabilities	(16,927)	(19,244)
Net assets	11,781	13,928

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cash flows:
Net cash generated from / (used in) operating activities	5,079	(2,046)	345
Net cash used in investing activities	(13,238)	(5,872)	(3,905)
Net cash generated from financing activities	7,143	7,999	3,911
Net (decrease) / increase in cash and cash equivalents	(1,016)	81	351

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

21.      INVESTMENTS

	December 31,
	2008	2009
	RMB	RMB
Available-for-sale financial assets
- Equity securities, listed and at quoted market price	154	61
- Investment in other available-for-sale security	—	700
Other investments in equity securities, unlisted and at cost	1,562	1,610
	1,716	2,371
Less: Impairment losses for investments	(233)	(197)
	1,483	2,174

  Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

  The impairment losses relating to investments for the years ended December 31, 2008 and 2009 amounted to RMB 9 and RMB 5, respectively.

22.      LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

23.      DEFERRED TAX ASSETS AND LIABILITIES

  Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2008	2009	2008	2009	2008	2009
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	4,434	3,207	—	—	4,434	3,207
Accruals	261	815	—	—	261	815
Cash flow hedges	—	7	—	(18)	—	(11)
Non-current
Property, plant and equipment	3,891	5,601	(1,286)	(1,178)	2,605	4,423
Accelerated depreciation	—	—	(3,716)	(3,682)	(3,716)	(3,682)
Tax value of losses carried forward	4,796	3,954	—	—	4,796	3,954
Lease prepayments	300	292	—	—	300	292
Available-for-sale securities	—	—	(52)	—	(52)	—
Embedded derivative component of the Convertible Bonds	—	—	(151)	(96)	(151)	(96)
Others	86	99	(30)	(5)	56	94
Deferred tax assets / (liabilities)	13,768	13,975	(5,235)	(4,979)	8,533	8,996

As of December 31, 2008 and 2009, certain subsidiaries of the Company did not recognize the tax value of losses carried forward of RMB 7,975 and RMB 5,555, respectively, of which RMB 3,762 and RMB 472 were incurred for the years ended December 31, 2008 and 2009, respectively, because it was not probable that the related tax benefit will be realized. The tax value of these losses carried forward of RMB 928, RMB 1,231, RMB 392, RMB 2,532 and RMB 472 will expire in 2010, 2011, 2012, 2013 and 2014, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2007	Recognized in consolidated statements of income	Acquisitions of subsidiaries	Recognized in other comprehensive income	Balance as of December 31, 2007
	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,532	309	—	—	3,841
Accruals	865	1,748	—	—	2,613
Non-current
Property, plant and equipment	601	711	(47)	—	1,265
Accelerated depreciation	(4,657)	513	—	—	(4,144)
Tax value of losses carried forward	105	71	—	—	176
Lease prepayments	351	(8)	—	(37)	306
Available-for-sale securities	(4)	—	—	(112)	(116)
Embedded derivative component of the Convertible Bonds	—	803	—	—	803
Others	50	9	—	—	59
Net deferred tax assets	843	4,156	(47)	(149)	4,803

	Balance as of January 1, 2008	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2008
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,841	593	—	4,434
Accruals	2,613	(2,352)	—	261
Non-current
Property, plant and equipment	1,265	1,340	—	2,605
Accelerated depreciation	(4,144)	428	—	(3,716)
Tax value of losses carried forward	176	4,620	—	4,796
Lease prepayments	306	(6)	—	300
Available-for-sale securities	(116)	—	64	(52)
Embedded derivative component of the Convertible Bonds	803	(954)	—	(151)
Others	59	(3)	—	56
Net deferred tax assets	4,803	3,666	64	8,533

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Balance as of January 1, 2009	Recognized in consolidated statements of income	Recognized in other comprehensive income	Acquisition	Balance as of December 31, 2009
	RMB	RMB	RMB	RMB	RMB

Current
Receivables and inventories	4,434	(1,227)	—	—	3,207
Accruals	261	554	—	—	815
Cash flow hedges	—	—	(11)		(11)
Non-current
Property, plant and equipment	2,605	1,844	—	(26)	4,423
Accelerated depreciation	(3,716)	34	—	—	(3,682)
Tax value of losses carried forward	4,796	(842)	—	—	3,954
Lease prepayments	300	(8)	—	—	292
Available-for-sale securities	(52)	—	52	—	—
Embedded derivative component of the Convertible Bonds	(151)	55	—	—	(96)
Others	56	36	—	2	94
Net deferred tax assets	8,533	446	41	(24)	8,996

24.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

  Short-term debts represent:

	December 31,
	2008	2009
	RMB	RMB
Third parties’ debts
Short-term bank loans	41,355	21,587

Current portion of long-term bank loans	17,109	6,234
Current portion of long-term other loans	2,052	77
	19,161	6,311

Corporate bonds (Note (a))	15,000	31,000
	75,516	58,898
Loans from Sinopec Group Company and its affiliates
Short-term loans	33,060	13,313
Current portion of long-term loans	350	330
	33,410	13,643
	108,926	72,541

 The Group’s weighted average interest rates on short-term loans were 4.8% and 2.5% as of December 31, 2008 and 2009, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Long-term debts comprise:

	Interest rate and final maturity	December 31,
		2008	2009
		RMB	RMB
Third parties’ debts

Long-term bank loans

Renminbi denominated	Interest rates ranging from interest free to 7.6% per annum as of December 31, 2009 with maturities through 2013	42,036	18,869

Japanese Yen denominated	Interest rates ranging from 2.6% to 3.0% per annum as of December 31, 2009 with maturities through 2024	2,121	1,660

US Dollar denominated	Interest rates ranging from interest free to 7.9% per annum as of December 31, 2009 with maturities through 2031	746	629

Euro denominated	Interest rate ranging from 6.6% to 6.7% per annum as of December 31, 2009 with maturities through 2011	197	116

		45,100	21,274

Long-term other loans

Renminbi denominated	Interest free as of December 31, 2009 with maturities through 2011	2,075	73

US Dollar denominated	Interest rates ranging from interest free to 4.9% per annum as of December 31, 2009 with maturities through 2015	33	29

		2,108	102

Corporate bonds

Renminbi denominated	Fixed interest rate at 4.61% per annum as of December 31, 2009 with maturity in February 2014 (Note (b))	3,500	3,500

	Fixed interest rate at 4.20% per annum as of December 31, 2009 with maturity in May 2017 (Note (b))	5,000	5,000

	Fixed interest rate at 5.40% per annum as of December 31, 2009 with maturity in November 2012 (Note (b))	8,500	8,500

	Fixed interest rate at 5.68% per annum as of December 31, 2009 with maturity in November 2017 (Note (b))	11,500	11,500

	Fixed interest rate at 2.25% per annum as of December 31, 2009 with maturity in March 2012 (Note (b))	—	10,000

	Fixed interest rate at 2.48% per annum as of December 31, 2009 with maturity in June 2012 (Note (b))	—	20,000
		28,500	58,500

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Interest rate and final maturity	December 31,
		2008	2009
		RMB	RMB

Convertible bonds

Hong Kong Dollar denominated	Zero coupon convertible bonds with maturity in April 2014 (Note (c))	9,870	10,371

Renminbi denominated	Bonds with Warrants with fixed interest rate at 0.8% per annum and maturity in February 2014 (Note (d))	23,837	24,892
		33,707	35,263

Total third parties’ long-term debts		109,415	115,139

Less: Current portion		(19,161)	(6,311)
		90,254	108,828
Long-term loans from Sinopec Group Company and its affiliates

Renminbi denominated	Interest rates ranging from interest free to 7.3% per annum as of December 31, 2009 with maturities through 2020	37,240	37,330

Less: Current portion		(350)	(330)
		36,890	37,000
		127,144	145,828

Short-term and long-term debts and loans from Sinopec Group Company and its affiliates, other than the Convertible Bonds, are primarily unsecured and carried at amortized cost.

Notes:

(a)
The Company issued six-month corporate bonds of face value RMB 15,000 to corporate investors in the PRC debenture market on December 22, 2008 at par value of RMB 100. The effective yield of the six-month corporate bonds is 2.30% per annum. The Company redeemed the corporate bonds in June 2009.

A subsidiary of the Company issued 330-day corporate bonds of face value RMB 1,000 to corporate investors in the PRC debenture market on April 3, 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The corporate bonds mature in March 2010.

The Company issued one-year corporate bonds of face value RMB 15,000 to corporate investors in the PRC debenture market on July 16, 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 1.88% per annum. The corporate bonds mature in July 2010.

The Company issued one-year corporate bonds of face value RMB 15,000 to corporate investors in the PRC debenture market on November 12, 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 2.30% per annum. The corporate bonds mature in November 2010.

(b)	These corporate bonds are guaranteed by Sinopec Group Company.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

As of December 31, 2008, the carrying amount of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 9,870 and RMB nil, respectively. No conversion of the Convertible Bonds has occurred up to December 31, 2008.

As of December 31, 2009, the carrying amount of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,153 and RMB 218, respectively. No conversion of the Convertible Bonds has occurred up to December 31, 2009.

As of December 31, 2008 and 2009, the fair value of the derivative components of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2008	2009

Stock price of underlying shares	HKD 4.69	HKD 6.91
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	450 basis points	150 basis points
Average risk free rate	1.64%	0.87%
Average expected life	3.8 years	2.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from December 31, 2007 to December 31, 2008 and from December 31, 2008 to December 31, 2009 resulted in an unrealized gain of RMB 3,947 and an unrealized loss of RMB 218, respectively, which have been recorded in the “finance costs” section of the consolidated statements of income.

The initial carrying amount of the liability component of the Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the Convertible Bonds relating to the liability component and the fair value of the derivative component as of April 24, 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative components not been separated out and the entire Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

On December 31, 2009, the exercise price of the Warrants was adjusted to RMB 19.15 per share as a result of the final dividend in respect of the year ended December 31, 2008 and the interim dividend in respect of the year ended December 31, 2009 declared and paid during the year ended December 31, 2009.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. The excess of proceeds from the issuance of the Bonds with Warrants, net of issuance costs, over the amount initially recognized as the liability component is recognized as the equity component in capital reserve until either the Warrants is exercised or expired. Should the equity component not have been separated out and the entire Bonds with Warrants been considered as the liability component, the effective interest rate would have been 0.80%. The initial carrying amounts of liability and equity components of the Bonds with Warrants were RMB 22,971 and RMB 6,879 upon issuance, respectively.

25       TRADE ACCOUNTS AND BILLS PAYABLES

	December 31,
	2008	2009
	RMB	RMB
Amounts due to third parties	53,112	92,949
Amounts due to Sinopec Group Company and its affiliates	1,522	3,114
Amounts due to associates and jointly controlled entities	1,830	1,686
	56,464	97,749
Bills payable	18,753	23,111
Trade accounts and bills payables measured at amortized cost	75,217	120,860

26.      ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2008	2009
	RMB	RMB
Accrued expenditures	31,635	35,465
Advances from third parties	1,822	2,796
Amounts due to Sinopec Group Company and its affiliates	12,740	11,925
Others	6,365	5,834
Financial liabilities measured at amortized costs	52,562	56,020

Taxes other than income tax	21,560	24,178
Receipts in advance	27,829	36,316
Derivative financial instruments – hedging	122	319
Derivative financial instruments – non-hedging	424	439
	102,497	117,272

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

27.     PROVISIONS

  Provisions primarily represent provision for future dismantlement costs of oil and gas properties.  The Group has committed to the PRC government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

  Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2008	2009
	RMB	RMB
Balance as of January 1	7,544	9,234
Provision for the year	1,482	2,013
Accretion expenses	430	429
Utilized	(222)	(218)
Balance as of December 31	9,234	11,458

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

28.      SHARE CAPITAL

	December 31,
	2008	2009
	RMB	RMB
Registered, issued and fully paid
69,921,951,000 domestic listed A shares of RMB 1.00 each	69,922	69,922
16,780,488,000 overseas listed H shares of RMB 1.00 each	16,780	16,780
	86,702	86,702

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

Capital management

  Management optimizes the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Company to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and its affiliates, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-equity ratio of the Group was 27.9% and 28.0% as of December 31, 2008 and 2009, respectively. The liability-to-asset ratio of the Group was 55.3% and 54.6% as of December 31, 2008 and 2009, respectively.

  The schedule of the contractual maturities of loans and commitments are disclosed in Notes 24 and 30, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

29.      RESERVES

	2008	2009
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(22,652)	(16,293)
Transfer from other reserves to capital reserve	—	(1,551)
Issuance of the Bonds with Warrants (Note 24(d))	6,879	—
Distributions to Sinopec Group Company (Note (b))	(202)	(49)
Acquisitions of non-controlling interests of subsidiaries	(318)	(18)
Balance as of December 31	(16,293)	(17,911)

Share premium (Note (c))
Balance as of January 1 / December 31	18,072	18,072

Statutory surplus reserve (Note (d))
Balance as of January 1	37,797	43,078
Adjustment of statutory surplus reserve	1,189	—
Appropriation	4,092	4,953
Balance as of December 31	43,078	48,031

Discretionary surplus reserve (Note (e))
Balance as of January 1	27,000	47,000
Appropriation	20,000	20,000
Balance as of December 31	47,000	67,000

Other reserves
Balance as of January 1	3,564	(6)
Change in fair value of cash flow hedge, net of deferred tax	___	54
Change in fair value of available-for-sale financial assets, net of deferred tax	(114)	(138)
Share of other comprehensive income of associates	(2,206)	806
Realization of deferred tax on lease prepayments	(6)	(8)
Transfer from retained earnings to other reserves	(1,244)	___
Transfer from other reserves to capital reserve	___	1,551
Consideration for the Acquisition of the Acquired Group (Note 1)	—	(771)
Balance as of December 31	(6)	1,488

Retained earnings (Note (f))
Balance as of January 1	157,414	149,336
Net income attributable to equity shareholders of the Company	28,525	61,760
Final dividend inspect of the previous year, approved and paid during the year (Note (g))	(9,971)	(7,803)
Interim dividend (Note (h))	(2,601)	(6,069)
Adjustment of statutory surplus reserve	(1,189)	___
Appropriation	(24,092)	(24,953)
Realization of deferred tax on lease prepayments	6	8
Transfer from retained earnings to other reserves	1,244	—
Balance as of December 31	149,336	172,279
	241,187	288,959

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Notes:

(a)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests and (iii) the equity component of the Bonds with Warrants.

(b)
During the year ended December 31, 2008, the Group paid additional consideration of RMB 96 for the Acquisition of Refinery Plants (Note 1) to Sinopec Group Company, which was accounted for as an equity transaction. In addition, the Group acquired Downhole Assets from Sinopec Group Company.  The difference between the consideration paid over the carrying value of these net assets acquired was RMB 106, which was accounted for as an equity transaction.

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

On January 1, 2007, the Group adopted the accounting policies complying with the Accounting Standards for Business Enterprises (“ASBE”) issued by the Ministry of Finance of the PRC (“MOF”) on February 15, 2006, which resulted in certain PRC accounting policies being changed and applied retrospectively.  The statutory surplus reserve, amounting to RMB 235, has been adjusted accordingly.  The adjustment to the statutory surplus reserve was reflected as a movement for the year ended December 31, 2007.

Pursuant to the requirement in Cai Kuai [2008] No. 11 “Interpretation of ASBE No. 2” issued by the MOF on August 7, 2008, for statutory financial statement purposes, the Group adopted certain PRC accounting policies that were applied retrospectively.  The statutory surplus reserve, amounting to RMB 1,189, has been adjusted accordingly.  The adjustment to statutory surplus reserve was reflected as a movement for the year ended December 31, 2008.  During the years ended December 31, 2007, 2008 and 2009, the Company transferred RMB 5,468, RMB 4,092 and 4,953, respectively, being 10% of the net income determined in accordance with the PRC accounting policies, to this reserve.

(e)
For the year ended December 31, 2008, the directors authorized the transfer of RMB 20,000, which was approved by the shareholders at the Annual General Meeting on May 22, 2009, to discretionary surplus reserve. For the year ended December 31, 2009, the directors authorized the transfer of RMB 20,000, subject to the shareholders’ approval at the Annual General Meeting, to discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(f)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS. As of December 31, 2008 and 2009, the amount of retained earnings available for distribution was RMB 82,147 and RMB 91,772, respectively, being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended December 31, 2009 of RMB 9,537 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(g)
Pursuant to the shareholders’ approval at the Annual General Meeting on May 26, 2008, a final dividend of RMB 0.115 per share totaling RMB 9,971 in respect of the year ended December 31, 2007 was declared and paid on June 30, 2008.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Pursuant to the shareholders’ approval at the Annual General Meeting on May 22, 2009, a final dividend of RMB 0.09 per share totaling RMB 7,803 in respect of the year ended December 31, 2008 was declared and paid on June 30, 2009.

(h)
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 22, 2008, the directors authorized to declare an interim dividend for the year ended December 31, 2008 of RMB 0.03 per share totaling RMB 2,601, which was paid on September 19, 2008.

Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on August 21, 2009, the directors authorized to declare an interim dividend for the year ended December 31, 2009 of RMB 0.07 per share totaling RMB 6,069, which was paid on October 15, 2009.

30.     COMMITMENTS AND CONTINGENT LIABILITIES
Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

As of December 31, 2008 and 2009, the future minimum lease payments under operating leases are as follows:

	December 31,
	2008	2009
	RMB	RMB
Within one year	6,066	6,084
Between one and two years	5,750	5,905
Between two and three years	5,655	5,834
Between three and four years	5,595	5,722
Between four and five years	5,519	5,604
Thereafter	149,893	145,338
	178,478	174,487

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Capital commitments

As of December 31, 2008 and 2009, capital commitments are as follows:

	December 31,
	2008	2009
	RMB	RMB
Authorized and contracted for	120,773	124,403
Authorized but not contracted for	49,931	58,959
	170,704	183,362

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

  The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 303, RMB 437 and RMB 395 for the years ended December 31, 2007, 2008 and 2009, respectively.

  Estimated future annual payments are as follows:

	December 31,
	2008	2009
	RMB	RMB
Within one year	123	136
Between one and two years	118	118
Between two and three years	20	21
Between three and four years	20	20
Between four and five years	19	20
Thereafter	651	689
	951	1,004

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Contingent liabilities

  As of December 31, 2008 and 2009, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	December 31,
	2008	2009
	RMB	RMB
Jointly controlled entities	11,223	14,815
Associates	181	181
	11,404	14,996

As of December 31, 2009, the Company and a subsidiary have guaranteed to a jointly controlled entity in relation to the bank loans drawn down by the jointly controlled entity. The guarantees expire on December 31, 2015.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2008 and 2009, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

  Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,085, RMB 2,284 and RMB 3,196 for the years ended December 31, 2007, 2008 and 2009, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

  The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Years ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB
Sales of goods	(i)	138,258	186,381	162,671
Purchases	(ii)	57,090	56,516	75,521
Transportation and storage	(iii)	1,151	1,206	1,251
Exploration and development services	(iv)	32,121	33,034	31,343
Production related services	(v)	19,892	14,133	17,603
Ancillary and social services	(vi)	1,621	1,611	3,329
Operating lease charges	(vii)	3,967	4,897	4,866
Agency commission income	(viii)	60	78	45
Interest received	(ix)	34	19	38
Interest paid	(x)	979	1,725	1,045
Net deposits withdrawn from /(placed with) related parties	(xi)	359	(353)	(4,640)
Net loans obtained from/(repaid to) related parties	(xii)	8,787	10,754	(19,657)

   The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2009 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

  There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2008 and 2009. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 30.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2008 and 2009 were RMB 696 and RMB 5,336, respectively.

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and its affiliates.

(xi)	Deposits placed with / withdrawn from related parties represent net deposits placed with / withdrawn from Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited.

(xii)	The Group obtained or repaid loans from or to Sinopec Group Company and its affiliates.

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarized as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon giving at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

	●	the government-prescribed price;

	●	where there is no government-prescribed price, the government-guidance price;

	●	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

	●	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land at a rental of approximately RMB 4,234 and RMB 4,225  per annum for the years ended December 31, 2008 and 2009, respectively, and certain buildings at a rental of approximately RMB 568 and RMB 568 per annum for the years ended December 31, 2008 and 2009, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, however such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

Pursuant to the resolutions passed at the Directors’ meeting held on March 27, 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash consideration of RMB 771 (Note 1). In addition, the Group acquired certain operating assets related to the E&P and refining segments from Sinopec Group Company, for total cash consideration of RMB 1,068.

Pursuant to the resolutions passed at the Directors’ meeting held on August 21, 2009, the Group acquired certain operating assets related to the corporate and others business segment from a subsidiary of Sinopec Group Company for total cash consideration of RMB 3,946.

  Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in the following accounts captions are summarized as follows:

	December 31,
	2008	2009
	RMB	RMB
Trade accounts receivable	4,078	1,032
Prepaid expenses and other current assets	4,543	810
Total amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities	8,621	1,842

Trade accounts payable	3,352	4,800
Accrued expenses and other payables	12,740	11,925
Short-term loans and current portion of long-term loans from Sinopec Group Company and its affiliates	33,410	13,643
Long-term loans excluding current portion from Sinopec Group Company and its affiliates	36,890	37,000
Total amounts due to Sinopec Group Company and its affiliates, associates and jointly controlled entities	86,392	67,368

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

As of and for the years ended December 31, 2008 and 2009, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

(b)       Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.  The key management personnel compensations are as follows:

	Years ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	5,896	6,530	7,664
Retirement scheme contributions	184	198	287
	6,080	6,728	7,951

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)       Contributions to defined contribution retirement plans

  The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff.  The details of the Group’s employee benefits plan are disclosed in Note 32. As of December 31, 2008 and 2009, the accrual for the contribution to post-employment benefit plans was not material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

  During the years ended December 31, 2007, 2008 and 2009, the aggregate amount of crude oil purchased by the Group’s refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by the Group’s marketing and distribution segment from CNPC Group was RMB 70,341, RMB 113,612 and RMB 100,641, respectively.

  The aggregate amounts due from / to CNPC Group and CNOOC Group included in the following accounts captions are summarized as follows:

	December 31,
	2008	2009
	RMB	RMB
Trade accounts receivable	292	318
Prepaid expenses and other current assets	113	17
Total amounts due from CNPC Group and CNOOC Group	405	335

Trade accounts payable	2,045	3,628
Accrued expenses and other payables	433	361
Total amounts due to CNPC Group and CNOOC Group	2,478	3,989

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Interest income	227	413	238
Interest expense	5,450	7,262	2,770

The amounts of cash deposited at and loans from state-controlled banks in the PRC included in the following accounts captions are summarized as follows:

	December 31,
	2008	2009
	RMB	RMB
Cash and cash equivalents	5,725	3,046
Time deposits with financial institutions	449	1,236
Total deposits at state-controlled banks in the PRC	6,174	4,282

Short-term loans and current portion of long-term loans	56,461	22,629
Long-term loans excluding current portion of long-term loans	27,844	14,893
Total loans from state-controlled banks in the PRC	84,305	37,522

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

32.     EMPLOYEE BENEFITS PLAN

  As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan benefit plan for its staff at rates not exceeding 5% of the salaries. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2007, 2008 and 2009 were RMB 2,817, RMB 2,873 and RMB 4,647, respectively.

33.      SEGMENT REPORTING

  Segment information is presented in respect of the Group’s business segments.  The format is based on the Group’s management and internal reporting structure.  In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

  In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

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

Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets dedicated to a particular segment’s operations are included in that segment’s total assets, which include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

  Information on the Group’s reportable segments is as follows:

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	20,437	26,403	19,342
Inter-segment sales	107,473	151,393	87,008
	127,910	177,796	106,350
Refining
External sales	120,171	132,209	95,792
Inter-segment sales	541,647	692,520	603,870
	661,818	824,729	699,662
Marketing and distribution
External sales	659,552	802,817	778,417
Inter-segment sales	2,841	3,200	2,372
	662,393	806,017	780,789
Chemicals
External sales	220,239	219,723	192,735
Inter-segment sales	16,529	27,303	21,125
	236,768	247,026	213,860
Corporate and others
External sales	149,585	232,051	229,629
Inter-segment sales	303,571	484,343	291,396
	453,156	716,394	521,025
Elimination of inter-segment sales	(972,061)	(1,358,759)	(1,005,771)
Sales of goods	1,169,984	1,413,203	1,315,915

Other operating revenues
Exploration and production	17,757	18,705	17,485
Refining	5,035	4,957	3,909
Marketing and distribution	461	906	2,302
Chemicals	7,298	6,430	4,597
Corporate and others	462	90	844
Other operating revenues	31,013	31,088	29,137

Other income
Refining	1,926	41,017	—
Marketing and distribution	2,937	9,840	—
Total other income	4,863	50,857	—

Sales of goods, other operating revenues and other income	1,205,860	1,495,148	1,345,052

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Years ended December 31,
	2007	2008	2009
Result	RMB	RMB	RMB
Operating income / (loss)
By segment
- Exploration and production	48,766	66,569	19,644
- Refining	(10,997)	(63,635)	23,077
- Marketing and distribution	35,904	38,519	30,300
- Chemicals	13,303	(12,950)	13,615
- Corporate and others	(1,480)	(2,167)	(2,205)
Total segment operating income	85,496	26,336	84,431
Net finance costs	(8,363)	(5,190)	(7,234)
Investment income	1,670	390	374
Income from associates and jointly controlled entities	4,044	580	2,997
Earning before income tax	82,847	22,116	80,568

	December 31,
	2007	2008	2009
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	198,998	235,866	263,041
- Refining	198,222	184,531	213,027
- Marketing and distribution	138,398	144,139	153,777
- Chemicals	121,716	121,964	128,322
- Corporate and others	34,282	31,120	60,433
Total segment assets	691,616	717,620	818,600

Interest in associates and jointly controlled entities	29,588	27,376	32,090
Investments	3,195	1,483	2,174
Deferred tax assets	10,439	13,768	13,975
Cash and cash equivalents and time deposits with financial institutions	8,453	7,760	9,986
Income tax receivable	—	9,784	—
Other unallocated assets	80	1,381	1,017
Total assets	743,371	779,172	877,842

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

  Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Capital expenditure
Exploration and production	54,498	57,646	51,550
Refining	22,964	12,793	15,468
Marketing and distribution	14,671	14,796	16,283
Chemicals	16,184	20,622	25,207
Corporate and others	3,289	2,393	1,505
	111,606	108,250	110,013
Depreciation, depletion and amortization
Exploration and production	18,216	22,115	24,648
Refining	9,177	9,658	10,330
Marketing and distribution	6,208	5,270	5,999
Chemicals	8,977	8,463	8,574
Corporate and others	1,070	815	936
	43,648	46,321	50,487
Impairment losses on long-lived assets
Exploration and production	481	5,991	1,595
Refining	1,070	270	396
Marketing and distribution	1,237	709	1,479
Chemicals	318	1,511	3,807
Corporate and others	—	19	8
	3,106	8,500	7,285

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

34.     PRINCIPAL SUBSIDIARIES

  As of December 31, 2009, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital	Type of legal entity	Percentage of equity	Principal activities

China Petrochemical International Company Limited	RMB 1,400	Limited company	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	Limited company	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (i)	RMB 4,769	Limited company	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	Limited company	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	Limited company	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (i)	RMB 4,000	Limited company	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	Limited company	93.51	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	Limited company	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	Limited company	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	Limited company	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	Limited company	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	Limited company	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB 1,840	Limited company	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	Limited company	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	Limited company	100.00	Trading of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 4,500	Limited company	100.00	Investment in exploration, production and sales of petroleum and natural gas

  Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC.

(i)	The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

35.      FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

  Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and its affiliates, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and its affiliates, trade accounts payable, bills payable, amounts due to Sinopec Group Company and its affiliates, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

•	credit risk;
•	liquidity risk;
•	market risk; and
•	equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable.  The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 13.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligation as they fall due.  The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As of December 31, 2008 and 2009, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 185,000 and RMB 159,500 on an unsecured basis, at a weighted average interest rate of 4.65% and 3.33% per annum, respectively. As of December 31, 2008 and 2009, the Group’s outstanding borrowings under these facilities were RMB 33,484 and RMB 9,361 and were included in short-term debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2008
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	75,516	77,303	77,303	—	—	—
Long-term debts	90,254	115,721	3,442	12,712	30,013	69,554
Loans from Sinopec Group Company and its affiliates	70,300	71,774	34,618	509	627	36,020
Trade accounts payable	56,464	56,464	56,464	—	—	—
Bills payable	18,753	18,768	18,768	—	—	—
Accrued expenses and other payables	53,108	53,108	53,108	—	—	—
	364,395	393,138	243,703	13,221	30,640	105,574

Derivatives settled gross:
Forward exchange contracts
- outflow	(4,366)	(4,415)	(4,415)	—	—	—
- inflow	4,480	4,531	4,531	—	—	—

	December 31, 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	58,898	59,835	59,835	—	—	—
Long-term debts	108,828	130,424	3,081	7,004	99,942	20,397
Loans from Sinopec Group Company and its affiliates	50,643	51,249	14,027	222	1,440	35,560
Trade accounts payable	97,749	97,749	97,749	—	—	—
Bills payable	23,111	23,114	23,114	—	—	—
Accrued expenses and other payables	56,778	56,778	56,778	—	—	—
	396,007	419,149	254,584	7,226	101,382	55,957

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short term debts and obligations when they become due.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Currency risk

  Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured.  The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and its affiliates denominated in US dollars, Japanese Yen and Hong Kong dollars. The Group enters into a number of foreign exchange contracts to manage such exposure.

The changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognized as finance costs in the consolidated statements of income. As of December 31, 2008, the net fair value of forward exchange contracts used by the Group as economic hedges of monetary assets and liabilities in foreign currencies was RMB 114, and the notional amounts of these contracts held by the Group were USD 660. There was no forward exchange contract held by the Group as of December 31, 2009.

Included in short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

December 31,
Gross exposure arising from loans and borrowings	2008	2009
US Dollars	USD 1,232	USD 1,341
Japanese Yen	JPY 28,037	JPY 22,500
Hong Kong Dollars.	HKD 11,192	HKD 11,779

  A 5 percent strengthening of Renminbi against the following currencies as of December 31 would have increased net income and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for 2008.

	December 31,
	2008	2009
US Dollars	147	343
Japanese Yen	80	62
Hong Kong Dollars	370	389

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

  As of December 31, 2008 and 2009, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income and retained earnings by approximately RMB 263 and RMB 194, respectively. This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk.  The analysis is performed on the same basis for 2008.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Commodity price risk

  The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December, 31 2009, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as of December 31, 2009 are set out in Notes 15 and 26.

  As of December 31, 2008, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would have no effect to the Group’s net income and retained earnings, and decrease/increase the Group’s other reserves by approximately RMB 200. As of December 31, 2009, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 215, and increase/decrease the Group’s other reserves by approximately RMB 1,991. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis was performed on the same basis for 2008.

Equity price risk

  The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2009, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 24(c).

  As of December 31, 2008, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 62 while a decrease of 20% in the Company’s own share price would have no effect to the Group’s net income and retained earnings. As of December 31, 2009, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 306 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 156. The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis was performed on the same basis for 2008.

Fair values

(i)        Financial instruments carried at fair value

  The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	61	—	—	61
- Unlisted	—	1,400	—	1,400
Derivative financial instruments:
- Derivative financial assets	17	307	—	324
	78	1,707	—	1,785

Liabilities
Derivative financial instruments:
- Derivative components of the Convertible Bonds	—	218	—	218
- Other derivative financial liabilities	4	754	—	758
	4	972	—	976

  During the year there were no transfers between instruments in Level 1 and Level 2.

(ii)       Fair values of financial instruments carried at other than fair value

  The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated fair value amounts.

  The fair values of the Group’s financial instruments (other than long-term indebtedness and investment in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments.  The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 3.58% to 5.94% and 4.18% to 5.94% for the years ended December 31, 2008 and 2009, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2008 and 2009:

	December 31,
	2008	2009
	RMB	RMB
Carrying amount	109,415	115,139
Fair value	113,060	114,471

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

  The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements.  The significant accounting policies are set forth in Note 2.  Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
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

37.     POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2009

  Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2009 and which have not been adopted in these financial statements.

  Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

38.       POST BALANCE SHEET EVENT

Pursuant to the resolution passed at the Directors’ meeting on March 26, 2010, the Group entered into an agreement with Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, to acquire 55% equity interests of Sonangol Sinopec International Limited (“SSI”) and to acquire the shareholder’s loans of USD 779 provided by SOOGL to SSI, at a total cash consideration of USD 2,457. SSI is engaged in the oil and gas operations in Angola. The transaction is subject to the approval from the shareholders’ meeting, the relevant governmental bodies or the relevant creditor.

39.      PARENT AND ULTIMATE HOLDING COMPANY

  The directors consider the parent and ultimate holding company of the Group as of December 31, 2009 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in millions)

  In accordance with the Accounting Standards Update 2010-03, Extractive Activities - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures, ("ASU 2010-03"), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2007, 2008 and 2009, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Table I:        Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Property cost	___	___	___
Wells and related equipment and facilities	259,373	292,897	333,656
Supporting equipment and facilities	25,145	46,717	68,779
Uncompleted wells, equipment and facilities	34,441	56,197	46,297
Total capitalized costs	318,959	395,811	448,732
Accumulated depreciation, depletion, amortization and impairment losses	(130,837)	(173,551)	(199,182)
Net capitalized costs	188,122	222,260	249,550

Table II:       Cost incurred in oil and gas exploration and development

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Exploration	15,774	12,947	14,572
Development	49,829	53,009	47,523
Total costs incurred	65,603	65,956	62,095

Table III:      Results of operations for oil and gas producing activities

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Revenues
Sales	20,092	26,192	19,114
Transfers	107,473	151,051	86,828
	127,565	177,243	105,942
Production costs excluding taxes	(28,855)	(30,837)	(31,948)
Exploration expenses	(11,105)	(8,310)	(10,545)
Depreciation, depletion, amortization and impairment losses	(18,697)	(26,715)	(26,243)
Taxes other than income tax	(13,604)	(35,980)	(9,188)
Income before income tax	55,304	75,401	28,018
Income tax expense	(18,250)	(18,850)	(7,005)
Results of operation from producing activities	37,054	56,551	21,013

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

The results of operations for producing activities for the years ended December 31, 2007, 2008 and 2009 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:     Reserve quantities information

  The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2007, 2008 and 2009 are shown in the following table.

  Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

  Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

  “Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

  Year-end reserves quantities for the year ended December 31, 2009 shown in the following tables were calculated using the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report. Year-end reserves quantities for the years ended December 31, 2007 and 2008 shown in the following tables were calculated using year-end price. The estimated impact of changing to the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period was not significant on the Group’s proved reserves for the year ended December 31, 2009.

	Years ended December 31,
	2007	2008	2009
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,293	3,024	2,841
Revisions of previous estimates	(250)	(94)	80
Improved recovery	125	98	131
Extensions and discoveries	148	110	69
Production	(292)	(297)	(301)
End of year	3,024	2,841	2,820
Proved developed reserves
Beginning of year	2,903	2,651	2,451
End of year	2,651	2,451	2,513
Proved undeveloped reserves
Beginning of year	390	373	390
End of year	373	390	307
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	2,856	6,331	6,959
Revisions of previous estimates	222	203	52
Extensions and discoveries	3,536	718	27
Production	(283)	(293)	(299)
End of year	6,331	6,959	6,739

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

Proved developed reserves
Beginning of year	1,472	1,518	1,571
End of year	1,518	1,571	1,727
Proved undeveloped reserves
Beginning of year	1,384	4,813	5,388
End of year	4,813	5,388	5,012

Table V:      Standardized measure of discounted future net cash flows

  The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the year-end prices for oil and gas for the years ended December 31, 2007 and 2008 and the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report for the year ended December 31, 2009 to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

  The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2007, 2008 and 2009 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Future cash flows	1,835,471	977,904	1,207,127
Future production costs	(799,408)	(536,442)	(546,590)
Future development costs	(68,970)	(42,207)	(32,895)
Future income tax expenses	(196,103)	(44,249)	(94,523)
Undiscounted future net cash flows	770,990	355,006	533,119
10% annual discount for estimated timing of cash flows	(349,987)	(113,367)	(228,932)
Standardized measure of discounted future net cash flows	421,003	241,639	304,187

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

Table VI:     Changes in the standardized measure of discounted future net cash flows

	Years ended December 31,
	2007	2008	2009
	RMB	RMB	RMB

Sales and transfers of oil and gas produced, net of production costs.	(77,522)	(112,424)	(55,429)
Net changes in prices and production costs.	165,191	(231,578)	62,417
Net change due to extensions, discoveries and improved recoveries	68,788	32,011	35,009
Revisions of previous quantity estimates	(46,980)	(8,298)	9,897
Previously estimated development costs incurred during the year	8,783	27,578	13,531
Accretion of discount	23,726	36,031	20,627
Net change in income taxes	(4,716)	76,964	(23,814)
Others	272	352	310
Net change for the year	137,542	(179,364)	62,548

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By	/s/ Chen Ge
	Name:	Chen Ge
	Title:	Secretary to the Board of Directors

Date: April 30, 2010