Form 20-F
CHINA PETROLEUM & CHEMICAL CORP
filed 2011-04-11
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

H Shares, par value RMB 1.00 per share	16,780,488,000
A Shares, par value RMB 1.00 per share	69,922,039,774

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes X	No__

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

Conversion Conventions

Conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources, one tonne to 7.1 barrels for crude oil we produce in China, and one tonne to 7.27 barrels for crude oil we produce in Africa, representing the American Petroleum Institute (“API”) gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB6.6000 to US$1.00, the noon buying rate on December 30, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On March 31, 2011, the noon buying rate was RMB6.5483 to US$1.00.

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated:

	Noon Buying Rate(1)
Period	End	Average(2)	High	Low
	(RMB per US$1.00)
2006	7.8041	7.9723	8.0702	7.9723
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
October 2010	6.6707	6.6675	6.6912	6.6397
November 2010	6.6670	6.6537	6.6906	6.6233
December 2010	6.6000	6.6497	6.6745	6.6000
January 2011	6.6017	6.5964	6.6364	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
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

The selected consolidated income statement data (except per ADS data) and consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009, and 2010 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statement data and consolidated cash flow data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company the equity interest of Sinopec Hainan Refining and Chemical Company Limited (Sinopec Hainan) and certain oil and gas production companies (Oil Production Plants) in 2006; the equity interest of Zhanjiang Dongxing Petroleum Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively, Refinery Plants) in 2007; the entire equity interest of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations (collectively, the Acquired Group) in 2009; and 55% equity interest of Sonangol Sinopec International Limited (SSI) in 2010. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control that is accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB in millions, except per share and per ADS data)
Consolidated Income Statement Data(1):
Operating revenues	1,056,363	1,200,997	1,444,291	1,345,052	1,913,182
Other income	5,225	4,863	50,857	-	-
Operating expenses	(980,343)	(1,118,540)	(1,456,567)	(1,254,353)	(1,808,178)
Operating income	81,245	87,320	38,581	90,699	105,004
Earnings before income tax	79,068	84,246	33,442	86,604	103,693
Tax expense	(23,865)	(25,659)	(3,624)	(19,599)	(25,689)
Net income attributable to equity shareholders of the Company	53,771	56,168	31,199	63,147	71,800
Basic earnings per share(2)	0.62	0.65	0.36	0.73	0.83
Basic earnings per ADS(2)	62.02	64.78	35.98	72.83	82.81
Diluted earnins per share(2)	0.62	0.65	0.32	0.72	0.82
Diluted earnings per ADS(2)	62.02	64.78	31.92	72.36	82.03
Cash dividends declared per share	0.130	0.160	0.145	0.160	0.190
Segment results
Exploration and production	63,357	49,910	78,649	23,894	47,149
Refining	(26,450)	(10,197)	(66,640)	27,508	15,855
Marketing and distribution	30,361	35,904	38,519	30,300	30,760
Chemicals	14,924	13,306	(12,950)	13,805	15,037
Corporate and others	(1,532)	(1,483)	(2,167)	(2,205)	(2,342)
Elimination	585	(120)	3,170	(2,603)	(1,455)
Operating income	81,245	87,320	38,581	90,699	105,004

	As of December 31,
	2006	2007	2008	2009	2010
	(RMB in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	7,188	8,618	7,040	8,782	17,008
Total current assets	148,076	187,685	165,525	201,479	260,229
Total non-current assets	490,499	579,953	634,821	696,784	734,925
Total assets	638,575	767,638	800,346	898,263	995,154
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	70,952	70,491	114,208	75,216	35,828
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	118,406	142,568	135,720	152,725	174,075
Equity attributable to equity shareholders of the Company	264,903	308,133	329,783	378,940	419,047
Capital employed(3)	469,391	538,095	594,876	623,975	643,263

	Year Ended December 31
	2006	2007	2008	2009	2010
	(RMB in millions)
Other Financial Data(1):
Net cash generated from operating activities	99,359	124,030	86,443	165,513	170,333
Net cash (used in)/generated from financing activities	(17,543)	(4,004)	20,347	(46,411)	(56,294)
Net cash used in investing activities	(90,082)	(118,504)	(108,288)	(117,355)	(105,788)
Capital expenditure
Exploration and production	42,348	60,491	60,059	54,272	52,680
Refining	22,815	22,964	12,793	15,468	20,015
Marketing and distribution	13,475	14,671	14,796	16,283	26,168
Chemicals	12,629	16,184	20,622	25,207	12,894

Corporate and others	2,170	3,289	2,393	1,505	1,894
Total	93,437	117,599	110,663	112,735	113,651
__________
(1)
The acquisitions of equity interest of Sinopec Hainan and Oil Production Plants in 2006, the acquisition of equity interest of the Refining Plants in 2007, the acquisition of the Acquired Group in 2009, and the acquisition of 55% equity interest of SSI in 2010 from Sinopec Group Company are treated as “combination of entities under common control” which are accounted in a manner similar to a pooling-of-interests.  Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and results of operation of these acquired companies on a combined basis.  The considerations for these acquisitions were treated as equity transactions.

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

We purchase a significant portion of our crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world. In 2010, approximately 78% of the crude oil required for our refinery business was sourced from international suppliers, some of which are from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control of the US Department of Treasury, including Iran and Sudan. In addition, our development requires us to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our material supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

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

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, and in the timing of development expenditures and the projection of future rates of production. The reserve data set forth in this annual report represent third party’s estimates only. Adverse changes in economic conditions may render it uneconomical to develop certain reserves. Our actual production, revenues, taxes and fees payable and development and operating expenditures with respect to our reserves may likely vary from these estimates.

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

Our business may be adversely affected by global climate changes.

The oil and gas industry in which we operate are drawing increasing concerns about global climate change in recent years.  A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. For example, more than 160 nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the “Kyoto Protocol”.  The implementation of the Kyoto Protocol in a number of countries and other potential legislation limiting emissions could affect the global demand for fossil fuels. The Kyoto Protocol is set to expire in 2012.  The nations subject to the Kyoto Protocol have not yet reached agreement upon a successor to the Kyoto Protocol, but the parties have “taken note of” the Copenhagen Accord, a voluntary agreement to work to curb climate change.  If China or other countries in which we operate or desire to operate enact legislation focused on reducing greenhouse gases, either independently or in response to the Kyoto Protocol or a successor agreement, it could result in substantial capital expenditure from compliance with these laws, reduced demand for our products, and revenue generation and strategic growth opportunities could also be adversely impacted.

Our overseas businesses may be adversely affected by changes of local policies and business environment.

We acquired SSI in 2010 which engages in the oil and gas operation in Angola.  Since the end of civil war in 2002, the Angola government has focused on economic recovery and social development. It has made substantial progress on stability of its social and investment environment in recent years, and keeps continuity and stability on the oil production related policies. However, Angola is still one of the most undeveloped countries defined by the United Nations, and its social and investment environment are subject to certain risks, including without limitation, the income distribution gap among nationals, a high unemployment rate, and the problem of discretionary execution of its laws and regulations. In addition, Angola’s current laws, regulations and policies are subject to uncertain changes since it will have the first presidential campaign in 2012. Angola entered into the Organization of the Petroleum Exporting Countries, or the OPEC, in 2006, and therefore it is also subject to the oil-output restriction imposed by the OPEC. For example, in 2009, Angola’s oil production amount was passively reduced due to the OPEC oil-output restriction.

In addition, in respect to the oil production management in Angola, if there is any malfunction on our water or gas injection systems, the maintenance work may take a long time and our oil production capacity and outputs may decline. In respect to the reserve management in Angola, as more oilfields are developed, the growth rate of water cut in oilfields may increase and the oil reserve pressures may decrease, which may materially and adversely affect our oil production capacity and reserve development.

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. Although the global economy has been recovering slowly from the 2008 financial crisis, it is uncertain whether such recovery is stable or sustainable. Our operations may also be adversely affected by factors such as volatility in international commodity prices, PRC government’s laws, regulations and policies which may affect the domestic market, some countries’ trade protection policies which may affect the export and some regional trade agreements which may affect the input.

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

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside the PRC, which have recently become more significant participants in the petroleum and petrochemical industry in China. On December 4, 2007, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products Market”, which open the wholesale market of crude oil and refined petroleum products to new market entrants. As a result, we expect to face more competition in both crude oil and refined petroleum product markets. We also expect to face more competition in petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. Increased competition may have an adverse effect on our financial condition and results of operations.

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

Non-competition.

Sinopec Group Company has interests in certain businesses, such as oil refining, petrochemical producing and overseas exploration and development, which compete or are likely to compete, either directly or indirectly, with our businesses. To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to: refrain from operating new businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company's operations that compete or could compete with our businesses; operate its sales enterprises in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our controlling shareholder, Sinopec Group Company may take actions that may conflict with our own interests.

Investments in OFAC sanctioned countries.

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and LNG projects.  Sinopec Group Company’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan and Syria, which countries are on the sanction list published and administrated by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of Treasury. Certain U.S.-based investors, including state and municipal governments and universities, may not wish to invest, and have proposed or adopted divestment or similar initiatives regarding investments, in companies that do business with countries on OFAC’s sanction list. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. As a result, the trading prices of our ADSs may be adversely affected.

Risks Relating to the PRC

Government regulations may limit our activities and affect our business operations.

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined petroleum products, regulating the upper limit of the retail, supply and wholesale prices for petroleum and diesel products as well as ex-factory price for jet fuels; collecting special gain levies, assessing taxes and fees payable, deciding import and export quotas and procedures for the oil and gas industry, and setting safety, environmental and quality standards. As a result, we may face constraints on our flexibility and ability to expand our business operations.

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

The exchange rate of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the foreign exchange control policies of the PRC government and the changes in the PRC’s and international political and economic conditions.  On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. On June 19, 2010, the People’s Bank of China decided to further promote the reform of Renminbi exchange rate formation mechanism, and improve the flexibility of Renminbi exchange rate. Since we purchase a significant portion of the crude oil from international suppliers, and the purchase prices are benchmarked to US dollar-denominated international prices, fluctuations in the exchange rate of the Renminbi against the U.S. dollars and certain other foreign currencies may materially and adversely affect our financial condition and results of operations.

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

We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder. Our principal businesses consist of petroleum and petrochemical businesses transferred to us by Sinopec Group Company pursuant to a reorganization agreement.  Such businesses include:

•	exploration for, development, production and marketing of crude oil and natural gas;

•	refining of crude oil and marketing and distribution of refined petroleum products, including transportation, storage, trading, import and export of petroleum products; and

•	production and sales of petrochemical products.

Sinopec Group Company's continuing activities consist, among other things, of:

•	exploring and developing oil and gas reserves overseas;

•	operating certain petrochemical facilities and small capacity refineries;

•	providing geophysical exploration, and well drilling, survey, logging and downhole operational services;

•	manufacturing production equipment and providing equipment maintenance services;

•	providing construction services;

•	providing utilities, such as electricity and water; and

•	providing other operational services including transportation services.

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

On June 30, 2009, we completed the acquisition of 100% equity interest of Sinopec Qingdao Petrochemical Co., Ltd. and  certain other assets relating to exploration and production, refining and marketing and distribution segments from Sinopec Group Company; and also completed the disposition of certain assets in our chemicals segment to Sinopec Group Company. The total consideration for the acquisition was RMB1,839 million and the total consideration for the disposal was RMB157 million.

On August 31, 2009, we completed the acquisitions from Sinopec Group Company of (i) all the assets in Petroleum Exploration & Production Research Institute, Research Institute of Petroleum Processing, Beijing Chemical Research Institute, Shanghai Research Institute of Petrochemical Technology, Fushun Research Institute of Petroleum and Petrochemicals and Qingdao Safety Engineering Research Institute, and (ii) 100% equity interest in Beijing Xingpu Fine Chemical Technical Development Company, Beijing Petrochemical Design Institute of Beijing Chemical Institute, Qingdao Sinosun Management System Certification Center, Fushun Huanke Petrochemical Technical Development Co., Ltd. and Sinopec Material Equipment Company. The total consideration for the acquisitions is RMB3,946 million, which we funded through our internal resources.

On March 3, 2010, the warrants issued by us in 2008 matured, of which 188,292 warrants had been exercised and converted into 88,774 shares, providing funding of approximately RMB1.7 million to us.

On September 30, 2010, we acquired 55% equity interest of SSI, from Sinopec Overseas Oil & Gas Limited, a subsidiary of Sinopec Group Company, for a consideration of US$1.678 billion. SSI owns 50% mineral interest in Angola Block 18.

B.	BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas across China and Africa. As of December 31, 2010, we held 193 production licenses in China, with an aggregate acreage of 19,136 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB1,000 per square kilometer. Oilfields at our Shengli production bureau in Shangdong province accounted for approximately 52.46% of our total crude oil and natural gas production in 2010.

As of December 31, 2010, we held 307 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of 968, 000 square kilometers and with the maximum term of 7 years. Our exploration licenses may be renewed upon our application at least 30 days prior to the expiration date, with each renewal for a maximum two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. We are also obligated to pay an annual exploration license fee ranging from RMB100 to RMB500 per square kilometer. Under the PRC laws and regulations, however, we are entitled for reduction and exemption of exploration license fee for exploration in the western region, northeast region and offshore of China.

As of December 31, 2010, we held 2 production licenses in Africa (Anglo Block 18), with an aggregate acreage of 322.57 square kilometers. We currently do not have exploration licenses in Africa.

Properties

We currently operate 16 oil and gas production fields in China, each of which consists of many oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2010, Shengli production field produced 194 million barrels of crude oil and 17.93 billion cubic feet of natural gas, with an average daily production of 540 thousand BOE, accounting for approximately 49.10% of our total crude oil and natural gas production for the year.

As of December 31, 2010, the total acreage of our oil and gas producing fields and blocks in China was 8,490 square kilometers, including 5,822 square kilometers of developed acreage, all of which were net developed acreage; and 2,668 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2010, the total acreage of our oil and gas producing fields and blocks in Africa was 101.8 square kilometers, including 85.0 square kilometers of developed acreage, of which 23 square kilometers were net developed acreage; and 16.8 square kilometers of gross undeveloped acreage, of which 4.6 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2010, our estimated proved reserves of crude oil and natural gas were 3,963 million BOE (including 2,888 million barrels of crude oil and 6,447 billion cubic feet of natural gas), representing a decrease of 2.0% from 2009. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2008, 2009 and 2010. Reserves information as of December 31, 2009 and 2010 shown in the following tables was calculated using the average of first-day-of-the-month price for oil and gas during 2009 and 2010. Reserves information as of December 31, 2008 shown in the following tables was calculated using year-end oil and gas price. From December 31, 2010 until the date of this report, we have not had any material discovery of reserves nor there is any event which may have material effect on our proved reserves.

	As of December 31,
	2008	2009	2010
Crude Oil Proved Reserves	(in millions of barrels)

Developed
China
Shengli	1,964	2,009	1,963
Others	487	504	519
Africa(1)	87	76	72
Total Developed	2,538	2,589	2,554
Undeveloped
China
Shengli	187	114	131
Others	203	193	180
Africa(1)	33	23	23
Total Undeveloped	423	330	334
Total Proved Reserves	2,961	2,919	2,888

	As of December 31,
	2008	2009	2010
Natural Gas Proved Reserves	(in billions of cubic feet)

Developed
China
Puguang	0	0	2,804
Others	1,571	1,727	1,667
Africa(1)	0	0	0
Total Developed	1,571	1727	4,471
Undeveloped
China
Puguang	4,001	3,926	978
Others	1,387	1,086	998
Africa(1)	0	0	0
Total Undeveloped	5,388	5,012	1,976
Total Proved Reserves	6,959	6,739	6,447
_____________________

(1)
 In 2010, we acquired from Sinopec Group Company 55% equity interest of SSI, which owns 50% mineral interest in Anglo Block 18.  Accordingly, the historical information for 2008 and 2009 has been restated to include the information of SSI.  The proved reserves amount in Africa is the net reserves amount of SSI after deducting the government’s amount-sharing.

As of December 31, 2010, approximately 334 million barrels of our crude oil proved reserves and 1,976 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and Africa. This compares to 330 million barrels and 5,012 billion cubic feet of proved undeveloped reserves of crude oil and natural gas, respectively, as of December 31, 2009. During 2010, 1,067 and 4 new wells were drilled by us in China and Africa, respectively. We converted 102 million barrels of proved undeveloped crude oil reserves and 314 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2010. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB15.254 billion, including RMB13.548 billion and RMB1.706 billion incurred in connection with our operations in China and Africa, respectively, in 2010.

As of December 31, 2010, we have approximately 19.5 million barrels of our crude oil proved reserves and 0.357 billion cubic feet of our natural gas proved reserves classified as proved undeveloped reserves for more than five years, due to offshore platform construction, delay on transport-channel construction and other factors. These reserves are mostly located in the Shengli, Xi’nan and Shanghai production bureaus.

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

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has 29 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

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

Oil and Natural Gas Production

In 2010, we produced an average of 1,029.45 thousand BOE per day in China, of which approximately 80.42% was crude oil and 19.58% was natural gas. We produced an average of 70 thousand BOE per day in Africa, all of which was crude oil. The following tables set forth our average daily production of crude oil and natural gas sold  for the years ended December 31, 2008, 2009 and 2010. The production of crude oil includes condensed oil.

	Year Ended December 31,
	2008	2009	2010
	(in thousands of barrels daily)
Average Daily Crude Oil Production
China
Shengli	538	541	532
Others(1)	273	284	296
Africa(2)	69	73	70
Total Crude Oil Production	880	898	898

	Year Ended December 31,
	2008	2009	2010
	(in millions of cubic feet daily)
Average Daily Natural Gas Production
China
Puguang	0	10	401
Others(1)	801	809	808
Africa(2)	0	0	0
Total Natural Gas Production	801	819	1,209

______________________
(1) Due to our management adjustment on bureaus and blocks, Chunguang block which was originally managed by Shengli production bureau has been managed by Henan production bureau since November 2009.
(2) The average daily production in Africa is the net production of SSI after deducting the government’s sharing of production. We hold 55% equity interest of SSI.

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2008, 2009 and 2010.

	Weighted Average	China	Africa(1)
	(RMB)
For the year ended December 31, 2010
Average petroleum lifting cost per BOE	94.87	97.48	54.34
Average realized sales price
Per barrel of crude oil	479.77	475.37	517.21
Per thousand cubic meters of natural gas	1,173.92	1,173.92	-
For the year ended December 31, 2009
Average petroleum lifting cost per BOE	87.42	90.51	44.41
Average realized sales price
Per barrel of crude oil	347.13	339.36	424.48
Per thousand cubic meters of natural gas	959.04	959.04	-
For the year ended December 31, 2008
Average petroleum lifting cost per BOE	85.68	88.80	59.10
Average realized sales price
Per barrel of crude oil	607.31	601.22	659.72
Per thousand cubic meters of natural gas	941.47	941.47	-
_______________________
(1) The exchange rates we used for Africa data in this table was the average exchange rates for each year ended December 31, 2008, 2009 and 2010, which are RMB6.9451 to $1.00, RMB6.8310 to $1.00 and RMB6.7698 to $1.00, respectively.

Exploration and Development Activities

In 2010, we continued to increase our production capacity and scale of our reserve development. We made new discovery in our exploration of Tarim Basin Maigaiti Slope, Tahe oilfield and Jiyang trough, and new progress with our southeastern Sichuan and western Sichuan marine phase natural gas projects. We also made two-dimensional seismic exploration of 23, 483 kilometers and three-dimensional seismic exploration of 6,373 square kilometers, in China. In 2010, the production capacity of our new established crude oil achieved 5.92 million tonnes per annum, and the production capacity of our new established natural gas achieved 7.056 billion cubic meters per annum. In 2010, the production capacity of our southwestern and north China natural gas filed increased, and Sichuan-to-East China Gas Project commenced formal production. In addition, we made material progress in our expansion into overseas upstream business.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2008, 2009 and 2010.

	Total	China		Africa
		Shengli	Others
For the year ended December 31, 2010
Exploratory
Productive	319	231	88	0
Dry	390	107	283	0
Development
Productive (Oil)	3,206	1,777	1,425	4
Dry (Oil)	25	4	21	0
For the year ended December 31, 2009
Exploratory
Productive	259	109	150	0
Dry	311	95	216	0
Development
Productive	3,087	1,702	1,377	8
Dry	22	8	14	0
For the year ended December 31, 2008
Exploratory
Productive	248	128	120	0
Dry	296	105	191	0
Development
Productive	3,137	1,563	1,565	9
Dry	24	4	20	0

The following table sets forth the number of wells being drilled by us as of December 31, 2010, as compared to December 31, 2009:

	As of December 31,
	2009		2010
	Gross	Net	Gross	Net
China
Shengli	54	54	26	26
Others	165	165	107	107
Africa	8	4	4	2
Total Wells Drilling	227	223	137	135

The following table sets forth our number of productive wells for crude oil and natural gas as of December 31, 2010, as compared to December 31, 2009:

	As of December 31,
	2009		2010
Productive Wells for Crude Oil	Gross	Net	Gross	Net
China
Shengli	25,600	25,600	26,960	26,960

Others	13,384	13,384	14,101	14,101
Africa	16	7	18	8
Total Productive Wells	39,000	38,991	41,079	41,069

	As of December 31,
	2009		2010
Productive Wells for Natural Gas	Gross	Net	Gross	Net
China
Puguang	0	0	34	34
Others	3,080	3,069	3,251	3,240
Africa	0	0	0	0
Total Productive Wells	3,080	3,069	3,285	3,274

Refining

Overview

In 2010, our refinery throughputs were approximately 211 million tonnes. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
	2008	2009	2010
	(in million tonnes)
Gasoline	29.65	34.43	35.87
Diesel	69.74	68.86	76.09
Jet Fuel and Kerosene	7.99	10.39	12.42
Light chemical feedstock	23.12	26.87	35.00
Lubricant	12.05	1.33	1.44
Liquefied petroleum gas	8.15	8.66	8.39
Fuel oil	5.09	4.09	3.15

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

Refining Facilities

Currently we operate 34 refineries in China. As of December 31, 2010, our total primary distillation capacity of crude oil was 245 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2008, 2009 and 2010.

	As of and for the Year Ended December 31,
	2008	2009	2010
Primary distillation capacity of crude oil (million tonnes per annum)(1)	208.00	227.00	244.70
Refinery throughputs (million tonnes per annum )(1) (2)	173.39	186.58	211.13
____________
(1) The primary distillation capacity and refinery throughputs of joint ventures are 100% included in our statistics.
(2) We made retroactive adjustments on the data for the years ended December 31, 2008 and 2009 to include condensate oil and heavy oil in the refinery throughputs. The refinery throughputs are calculated at a rate of 1 tonne to 7.35 barrel.

In 2010, measured by the total output from our refineries, our overall gasoline yield was 16.99%, overall diesel yield was 36.04%, overall kerosene yield was 5.88%, and overall light chemical feedstock yield was 16.58%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2008, 2009 and 2010, our overall yield for all refined petroleum products at our refineries was 94.05%, 94.53% and 94.83%, respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2010 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2010
(in million tonnes per annum)
Zhenhai	23.0
Shanghai	14.0
Maoming	13.5
Guangzhou	13.2
Jinling	13.0
Yanshan	13.5
Gaoqiao	13.0
Qilu	14.0
Qingdaolianhua	10.0
Yangzi	8.0
Hainan	8.0
Luoyang	8.0
Wuhan	8.0
Fujian	12.0
Tianjin	12.5

 In 2010, our primary distillation capacity of crude oil increased by 20.1 million tonnes per annum, representing a net increase of 18.5 million tonnes per annum from 2009, which includes an increase of 7.0 million tonnes per annum in the distillation capacity of high-sulfur crude oil. In addition, in 2010, our hydro-refining capacity and coking capacity increased by 16.3 million tonnes per annum and 6.0 million tonnes per annum, respectively. The revamping projects for a number of refining facilities to improve refined petroleum product quality were also progressing as planned.

Sources of Crude Oil

Crude oil is our most important raw material.  The following table sets forth the sources of our crude oil supply for the years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010
Source of Supply	(in million tonnes)
Self-supply in China	34.57	35.22	35.13
PetroChina Company Ltd.	6.13	7.05	5.10
CNOOC Ltd.	9.04	6.49	6.91
Import	128.38	138.82	165.00
Total	178.13	187.58	212.14

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2010, we distributed and sold in China approximately 140.5 million tonnes of gasoline, diesel, jet fuel and kerosene.  Most of the refined petroleum products sold by us are produced internally. In 2010, approximately 79.6% of our gasoline sales volume and approximately 84.5% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products for the year ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,
	2008	2009	2010
Sales volume of refined petroleum products in China (in million tonnes)	122.98	124.02	140.49
Of which: Retail	84.10	78.90	87.63
Direct Sales	19.63	25.61	32.40
Wholesale	19.25	19.52	20.47
Average annual throughput of service stations (in tonnes per station)	2,935	2,715	2,960

	As of December 31,
	2008	2009	2010
Total number of service stations under Sinopec brand	29,279	29,698	30,116
Of which: Self-operated service stations	28,647	29,055	29,601
Franchised service stations	632	643	515

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2010, we sold approximately 87.6 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 62.4% of our total gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2010, we had 515 franchised service stations that are owned and operated by third parties.

In 2010, we continued to improve our refined petroleum products retail networks through acquisition, construction and renovation of service stations, and added 546 new service stations operated by us into our retail network. We believe we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Direct Sales

In 2010, we sold approximately 32.4 million tonnes of refined petroleum products, including 3.1 million tonnes of gasoline, 27.8 million tonnes of diesel and 1.5 million tonnes of kerosene, through direct sales to commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

Wholesale

In 2010, we sold approximately 20.5 million tonnes of gasoline, diesel, kerosene and jet fuel through wholesale channels, representing approximately 14.6% of our total sales volume of gasoline, diesel, kerosene and jet fuel. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

Through our wholesale centers, we operate 404 storage facilities with a total capacity of approximately 14.1 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

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

In 2010, our Zhongsha (Tianjing) ethylene and Zhenhai ethylene projects commenced operation.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2010 was 9.325 million tonnes per annum. In 2010, we produced 9.059 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2010 for our principal intermediate petrochemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	9,325	9,059	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Propylene	7,940	7,363	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Gaoqiao, Anqing, Jinan, Jingmen, Wuhan, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Benzene	4,103	3,522	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO* and BASF-YPC*
Styrene	1,834	1,637	Yanshan, Qilu, Guangzhou, Maoming, SECCO* and Zhenhai
Para-xylene	3,468	4,023	Shanghai, Yangzi, Qilu, Tianjin Luoyang and Fujian*

Phenol	594	550	Yanshan and Gaoqiao
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2010.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	6,141	6,175	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Polypropylene	4,973	5,115	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, SECCO*, Wuhan Fenghuang, Jingmen, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Polyvinyl chloride	600	596	Qilu
Polystyrene	750	692	Yanshan, Qilu, Maoming, Guangzhou and SECCO*
Acrylonitrile butadiene styrene	200	166	Gaoqiao
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2010 production, we are the largest producer of purified teraphthalic acid, ethylene glycol, caprolactam and polyester in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2010 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified teraphthalic acid	3,119	3,383	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	2,422	1,675	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC*, Zhongsha (Tianjing)* and Zhenhai
Acrylonitrile	510	570	Shanghai, Anqing, Qilu and SECCO*
Caprolactam	300	293	Shijiazhuang and Baling
Polyester	2,745	2,823	Shanghai, Yizheng, Tianjin and Luoyang
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fibers

We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2010.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,241	1,077	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	310	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2010 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2010 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	285	315	Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber	460	440	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi
Styrene-butadiene-styrene thermoplastic elastomers	170	177	Yanshan and Maoming
Isobulylene isoprene rubber	45	36	Yanshan

Chemical Fertilizers

We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

The following table sets forth our rated capacity per annum, our production volume and major plants of production for ammonia and urea as of or for the year ended December 31, 2010.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ammonia	1,983	891	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling
Urea	3,634	1,233	Zhenhai, Jinling, Anqing, Jiujiang, Qilu, Hubei and Baling

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

Patents and Trademarks

In 2010, we were granted 771 patents in China. As of December 31, 2010, we owned a total of 5,853 patents in China. We are also entitled to use certain patents by Sinopec Group Company on a royalty-free basis. The patents cover various products, processes and product uses and have different valid terms.

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

In November 2010, we were approved by four Ministries including MOFCOM to become one of the first trial enterprises to cooperate with international business partners and develop oil and gas resources (MOFCOM Circular 984[2010]).

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

Applicants for exploration licenses must first register with the MLR blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. Investment ranges from RMB2,000 per square kilometer for the initial year to RMB5,000 for the second year and to RMB10,000 for the third and subsequent years. Additionally, the holder has to pay an annual exploration license fee of RMB100 per square kilometer for each of the first three years. Afterwards, the annual fee increases by an additional RMB100 per square kilometer per year up to a maximum of RMB500 per square kilometer. The maximum term of an exploration license is 7 years. The exploration license may be renewed upon application by the holder at least 30 days prior to expiration date, with each renewal for a maximum two-year term.

At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proved. The progressive exploration and production license has a maximum term of 15 years. When the reserves become proved for a block, the holder must apply for a full production license in order to undertake production.

The MLR issues full production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. Due to a special dispensation granted to us by the State Council, the maximum term of our full production licenses is 80 years. The full production license is renewable upon application by the holder at least 30 days prior to expiration of the original term. A holder of the full production license has to pay an annual full production right usage fee of RMB1,000 per square kilometer.

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

On May 31, 2010, the NDRC adjusted the price-setting mechanism of natural gas. In order to save resources, adjust the prices of natural gas with other alternative resources and allocate natural gas resources rationally, the NDRC decided to increase the ex-factory price of natural gas produced by China and to improve the natural gas pricing policies and related measures, which include:

•	removing the “dual-pricing mechanism”, and increasing the basic ex-factory price of onshore natural gases produced by China; and

•
increasing the floating range of prices: after combining the first and second tiers of prices of onshore natural gases produced by China, the ex-factory basic price may fluctuate up to 10% of the guidance price with no limitation on the minimum price; within such floating range, business parties may negotiate the actual price.

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

On February 14, 2011, the NDRC issued the “Notice of Delegating the Power and Authority to Verify and Approve Overseas Investment”, pursuant to which, overseas investment project falling within the category of resources development involving investment of less than US$300 million by any Chinese party which is a local enterprise, and overseas investment project falling outside the category of resources development (other than special projects) involving investment of less than US$100 million by any Chinese party which is a local enterprise, shall be verified and approved by the provincial-level authority of NDRC. Any forgoing overseas investment by any Chinese party which is an enterprise managed by PRC central government shall be filed with the NDRC. Overseas investment project falling within the category of resources development involving investment of more than US$300 million (inclusive) by PRC central government, and overseas investment project falling outside the category of resources development involving investment of more than US$100 million (inclusive) by PRC central government, shall be verified and approved by the NDRC.

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

Effective from January 1, 2008, the general enterprise income tax rate imposed on entities, other than certain enterprises enjoying preferential treatments under the new Enterprise Income Tax Law of the PRC, is 25%.

China conducted the resources tax reform first in Xinjiang on June 1, 2010, and extended such reform to oil and gas enterprises in west China on December 1, 2010. Subject to certain exemptions and reductions, enterprises which developed crude oil and natural gas in Xinjiang and other western areas in China are subject to a resources tax at the rate of 5% of the sales price.

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
RMB1 per liter for gasoline, naphtha, solvent oil and lubricant; RMB0.8 per liter for diesel, jet fuel and fuel oil. Prior to December 31, 2010, the consumption tax paid for imported naphtha for the production of ethylene and aromatic hydrocarbon will be refunded, and naphtha procured from domestic sources for the production of ethylene and aromatic hydrocarbon will remain tax-free. Consumption tax on jet fuel is currently exempted.

Import tariff	CIF China price	5% for gasoline, 6% for light diesel, 9% for jet kerosene and 6% for No. 5-7 fuel oil. The current applicable tax rates in 2010 for jet kerosene and No. 5-7 fuel oil are 6%

and 3%, respectively.

Resource tax	Aggregate volume sold or self-consumed	RMB 14 to RMB 30 per tonne for crude oil. RMB7 to RMB15 per thousand cubic meters for natural gas. In the 12 provinces in west China, 5% of the sales price.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	1%

Exploration license fee	Area	RMB100 to RMB500 per square kilometer per annum.

Production license fee	Area	RMB1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education Surcharge	Total amount of value-added tax, consumption tax and business tax	3%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$40 per barrel.	Progressive rate of 20% to 40% for revenue derived from crude oil with realized price in excess of US$40 per barrel.
__________
(1)	Payable only by Sino-foreign oil and gas exploration and development cooperative projects, and the project companies of those cooperative projects are not subject to any other resource taxes or fees.

C.	ORGANIZATIONAL STRUCTURE

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

Environmental Matters

We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. For example, national regulations promulgated by the central government set discharge standards for emissions into air and water. They also set forth schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a certain level. Above a certain level, the central regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government's approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations. In addition, we have incurred capital expenditure specifically in compliance with the various environmental protection objectives set by the PRC government for the petroleum and chemical industry, to promote energy saving and environmental protection in China.

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

We paid pollutant discharge fees of approximately RMB2.3 billion in 2008, RMB3.2 billion in 2009 and RMB3.9 billion in 2010.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB534.4 billion of coverage on our property and plants and approximately RMB68.4 billion of coverage on our inventory. In 2010, we paid an insurance premium of approximately RMB2.1 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

The insurance coverage under SPI Fund applies to all domestic enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of a major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

Pursuant to an approval of the Ministry of Finance, Sinopec Group Company entered into an agreement with China People's Insurance Company on January 29, 2002 to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB4.0 billion and a maximum of RMB2.36 billion per occurrence.

Consistent with what we believe to be customary practice among PRC enterprises, we do not currently carry any third party liability insurance to cover claims in respect of personal injury, environmental damage arising from accidents on our property or relating to our operations other than on our transportation vehicles. We have not had a third party liability claim filed against us during the past three years. We do not carry business interruption insurance.

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

In 2009 and 2010, we acquired the equity interest of Sinopec Qingdao Petrochemical Company Limited and SSI and the property interest of eight refined oil pipeline project divisions from Sinopec Group Company. As we and these newly acquired entities are under the common control of Sinopec Group Company, our acquisitions of such entities are reflected in our consolidated financial statements as “combination of entities under the common control” that is accounted for in a manner similar to a pooling-of-interests. As a result, all historic data of the acquired entities’ assets and liabilities has been presented, and our consolidated financial statement prior to the acquisitions has been adjusted to reflect the financial and business conditions of the acquired entities.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2008, 2009 and 2010.

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

Impairment losses recognized for each of the three years ended December 31, 2008, 2009 and 2010 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2008	2009	2010
	(RMB in millions)
Exploration and production	5,991	1,595	3,250
Refining	270	396	4,902
Marketing and distribution	709	1,479	1,183
Chemicals	1,511	3,807	5,121
Corporate and others	19	8	21
Total	8,500	7,285	14,477

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no changes to the estimated useful lives and residual values during each of the three years ended December 31, 2008, 2009 and 2010.

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

	Year ended December 31,
	2008	2009	2010
	(RMB in millions)
Balance as of January 1	2,909	2,406	1,921

Impairment losses recognized for the year.	143	70	48
Reversal of impairment losses	(254)	(245)	(130)
Written off	(392)	(310)	(517)
Balance as of December 31	2,406	1,921	1,322

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

	Year ended December 31,
	2008	2009	2010
	(RMB in millions)
Balance as of January 1	4,572	9,189	1,038
Allowance for the year	8,777	401	1,087
Reversal of allowance on disposal	(64)	(185)	(77)
Written off	(4,096)	(8,367)	(957)
Balance as of December 31	9,189	1,038	1,091

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

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

In 2010, our total operating revenues and other income were RMB1,913.2 billion, and the operating income was RMB105.0 billion, representing an increase of 42.2% and 15.8% over the year of 2009, respectively. The increases in our operating revenues and operating income were primarily due to the increases in prices of crude oil, refined oil and petrochemical products, enhancement in marketing and quality of our products and services, improvement of our production and sales structure and further leveraging on our strength in business scale and integration.

The following table sets forth major revenue and expense items in the consolidated income statements for the years ended December 31, 2009 and 2010.

	Year Ended December 31,		Rate of Change from 2009 to
	2010	2009	2010
	(RMB in millions)%
Operating revenues and other income	1,913,182	1,345,052	42.2
Operating revenues	1,876,758	1,315,915	42.6
Other income	36,424	29,137	25.0
Operating expenses	(1,808,178)	(1,254,353)	44.2
Purchased crude oil, products and operating supplies and expenses	(1,482,484)	(980,564)	51.2
Selling, general and administrative expenses	(51,048)	(40,539)	25.9
Depreciation, depletion and amortization	(59,223)	(54,016)	9.6
Exploration expenses, including dry holes	(10,955)	(10,545)	3.9
Personnel expenses	(33,672)	(28,895)	16.5
Taxes other than income tax	(157,189)	(132,884)	18.3
Other operating expenses, net	(13,607)	(6,910)	96.9
Operating income	105,004	90,699	15.8
Net finance costs	(6,974)	(7,466)	(6.6)
Investment income and share of income less losses from associates and jointly controlled entities	5,663	3,371	68.0
Earnings before income tax	103,693	86,604	19.7
Tax expense	(25,689)	(19,599)	31.1
Net income	78,004	67,005	16.4
Attributable to:
Equity shareholders of the Company	71,800	63,147	13.7
Non-controlling interests	6,204	3,858	60.8

Operating revenues

In 2010, our operating revenues were RMB1,876.8 billion, representing an increase of 42.6% over the year of 2009. The increase in our operating revenues was primarily due to the increases in prices of crude oil, refined oil and petrochemical products, our efforts on marketing, sales and production.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2009 to 2010 for our major products:

	Average Realized Price				Rate of Change from	Sales Volume				Rate of Change from
	2010		2009		2009 to 2010	2010		2009		2009 to 2010
	(RMB)				(%)					(%)

Crude Oil	3,349	(1)	2,303	(1)	45.4	5,554	(2)	4,915	(2)	13.0
Natural Gas	1,155	(3)	933	(3)	23.8	9,951	(4)	6,486	(4)	53.4
Gasoline	7,297	(1)	6,367	(1)	14.6	43,467	(2)	39,035	(2)	11.4
Diesel	5,992	(1)	5,092	(1)	17.7	90,827	(2)	82,344	(2)	10.3
Kerosene	4,758	(1)	3,918	(1)	21.4	14,758	(2)	11,353	(2)	30.0

Basic chemical feedstock	5,598	(1)	4,359	(1)	28.4	17,821	(2)	13,272	(2)	34.3
Synthetic Fiber Monomer and Polymer	8,211	(1)	6,530	(1)	25.7	5,772	(2)	4,650	(2)	24.1
Synthetic Resin	9,243	(1)	8,072	(1)	14.5	9,871	(2)	8,667	(2)	13.9
Synthetic Fiber	11,644	(1)	9,140	(1)	27.4	1,512	(2)	1,418	(2)	6.6
Synthetic Rubber	16,436	(1)	11,448	(1)	43.6	1,222	(2)	1,116	(2)	9.5
Chemical fertilizer	1,641	(1)	1,657	(1)	(1.0)	1,299	(2)	1,769	(2)	(26.6)
____________
(1)	per tonne
(2)	thousand tonnes
(3)	per thousand cubic meters
(4)	million cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced were internally used for refining and chemical production and the remaining were sold to other customers. In 2010, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB35.0 billion, accounting for 1.8% of our total revenues and other income, and representing an increase of 81.1% over 2009. The increase was mainly due to the increase in the price of crude oil, natural gas and other products, the increase in the external sales volume of crude oil and the sales volume of natural gas and the commencement of operation of Puguang oil and gas bureau.

Sales of refined petroleum products

In 2010, our refining segment and marketing and distribution segment sold petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB1,192.8 billion, accounting for 62.3% of our operating revenues and other operating income, and representing an increase of 36.4% over 2009. The increase was mainly due to the increase in price and our sales volume of refined oil products and other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB931.6 billion, accounting for 78.1% of the total revenue of petroleum products and representing an increase of 30.8% over 2009. Sales revenue of other refined petroleum products was RMB261.2 billion, accounting for 21.9% of the total revenue of petroleum products and representing an increase of 61.3% over 2009.

Sales of chemical products

Our external sales revenue of chemical products was RMB285.6 billion, accounting for 14.9% of our operating revenues and other operating income, and representing an increase of 48.2% over 2009. This was mainly due to the increase in the price and our sales volume of chemical products, the commencement of operation of our newly established equipment, and our efforts on the marketing of chemical products markets.

Operating expenses

In 2010, our operating expenses were RMB1,808.2 billion, representing an increase of 44.2% over 2009, among which:

Purchased crude oil, products and operating supplies and expenses were RMB1,482.5 billion, representing an  increase of 51.2% over 2009, accounting for 82.0% of the total operating expenses, of which:

•
crude oil purchase expenses were RMB606 billion, representing an increase of 49.5% over 2009. In 2010, the total throughput of crude oil that was purchased externally was 155.1 million tonnes (excluding the amount processed for third parties), representing an increase of 14.8% over 2009; the average unit processing cost for crude oil purchased externally was RMB3,907 per tonne, representing an increase of 30.2% over 2009; and

•
other purchasing expenses were RMB 876.5 billion, representing an increase of 52.4% over 2009. This was mainly due to the increase in the cost of refined oil, chemical raw materials and other feedstock purchased externally, and the increase in the expense of affiliated companies.

Selling, general and administrative expenses totaled RMB51.0 billion, representing an increase of 25.9% over 2009. This was mainly due to the increase in the selling, transportation and others expenses resulting from the increased sales volume, and the increase in rental charges and R&D expenses.

Depreciation, depletion and amortization was RMB59.2 billion, representing an increase of 9.6% over 2009. This was mainly due to the depreciation resulting from our continuous capital expenditure on property, plant and equipment.

Exploration expenses, including dry holes were RMB11.0 billion, representing an increase of 3.9% over 2009, reflecting our enhanced exploration activities in northeastern Sichuan, west Sichuan and Erdos regions.

Personnel expenses were RMB33.7 billion, representing an increase of 16.5% compared with 2009, reflecting the increased personnel in associated with the growth of our business, performance-based staff salaries, accrual of staff annuity and housing subsidy.

Taxes other than income tax were RMB157.2 billion, representing an increase of 18.3% compared with 2009. This was mainly due to the increase of special oil income levy by RMB12.6 billion over 2009 resulting from the crude oil price increases, and the increase of the consumption tax, urban construction tax and educational surcharge by RMB11.1 billion over 2009 resulting from the products’ sales volume increases.

Other operating expenses, net were RMB13.6 billion, representing an increase of 96.9% over 2009, which was mainly due to the increase of long-lived asset impairment losses by RMB7.2 billion on chemical fertilizer and other low-efficiency assets.

Operating income

In 2010, our operating income was RMB105.0 billion, representing an increase of 15.8% over 2009.

Net finance costs

In 2010, our net finance costs were RMB7.0 billion, representing a decrease of 6.6% over 2009. This decrease in finance costs reflected our continuing efforts in improving the financing structure, increasing the direct financing scale, extending the low-interest short-term loan of US dollars, and managing working capital and cash flows.

Earnings before income tax

In 2010, our earnings before income tax were RMB103.7 billion, representing an increase of 19.7% over 2009.

Tax expense

In 2010, we recognized tax expense of RMB25.7 billion, representing an increased of 31.1% over 2009. The increase was mainly due to the increase in our earnings before income taxes.

Net income attributable to non-controlling interests

In 2010, our net income attributable to non-controlling interests was RMB6.2 billion, representing an increase of 60.8% over 2009. This was mainly due to the increase of net income of subsidiaries controlled by us.

Net income attributable to equity shareholders of the Company

In 2010, our net income attributable to our equity shareholders was RMB71.8 billion, representing an increase of 13.7% over 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, our total operating revenues and other income were RMB1,345.1 billion, representing a decrease of 10.0% over 2008. Our operating income was RMB90.7 billion, representing an increase of 135.1% over 2008. The increase in our operating income was primarily due to our efforts responding to the international financial crisis, including our development in the markets we compete, enhancement in marketing and services quality, improvement of our raw material structure and further leveraging on our strength in business scale and integration. These efforts were coupled with the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government and the increase in demand for chemical products in domestic market.

The following table sets forth major revenue and expense items in the consolidated income statements for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2009	2008	Rate of Change from 2008 to 2009
	(RMB in millions)%
Operating revenues and other income	1,345,052	1,495,148	(10.04)
Operating revenues	1,315,915	1,413,203	(6.88)
Other income	29,137	31,088	(6.28)
Other	-	50,857	-
Operating expenses	(1,254,353)	(1,456,567)	(13.88)
Purchased crude oil, products and operating supplies and expenses	(980,564)	(1,270,586)	(22.83)
Selling, general and administrative expenses	(40,539)	(39,420)	2.84
Depreciation, depletion and amortization	(54,016)	(49,541)	9.03
Exploration expenses, including dry holes	(10,545)	(8,310)	26.90
Personnel expenses	(28,895)	(23,408)	23.44
Taxes other than income tax	(132,884)	(57,214)	132.26
Other operating expenses, net	(6,910)	(8,088)	(14.56)
Operating income	90,699	38,581	135.09
Net finance costs	(7,466)	(6,109)	(22.21)
Income from investments	3,371	970	(247.53)
Earnings before income tax	86,604	33,442	158.97
Tax (expense)/benefit	(19,599)	(3,624)	440.81
Net income	67,005	29,818	124.71
Attributable to:
Equity shareholders of the Company	63,147	31,199	102.40
Non-controlling interests	3,858	(1,381)	-

Operating Revenues

In 2009, our operating revenues and other income were RMB1,345.1 billion, representing a decrease of 10.0% over 2008. This was mainly due to the decrease in the price of crude oil, refined oil and petrochemical products over 2008. In addition, in 2008, we received RMB50.9 billion of government subsidy as a result of the PRC government’s tight control over refined petroleum products prices in 2008 (categorized as other income), and we did not receive any such subsidy as a result of the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government in 2009.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2008 to 2009 for our major products:

	Average Realized Price				Rate of Change from	Sales Volume				Rate of Change from
	2009		2008		2008 to 2009	2009		2008		2008 to 2009
	(RMB)				(%)					(%)

Crude Oil	2,303	(1)	4,190	(1)	(45.0)	4,915	(2)	4,394	(2)	11.9
Natural Gas	933	(3)	911	(3)	2.4	6,486	(4)	6,283	(4)	3.2

Gasoline	6,367	(1)	6,409	(1)	(0.7)	39,035	(2)	37,732	(2)	3.5
Diesel	5,092	(1)	5,629	(1)	(9.5)	82,344	(2)	80,236	(2)	2.6
Kerosene	3,918	(1)	6,063	(1)	(35.4)	11,353	(2)	9,216	(2)	23.2
Basic chemical feedstock	4,359	(1)	6,238	(1)	(30.1)	13,272	(2)	10,667	(2)	24.4
Synthetic Fiber Monomer and Polymer	6,530	(1)	8,054	(1)	(18.9)	4,650	(2)	3,990	(2)	16.5
Synthetic Resin	8,072	(1)	10,094	(1)	(20.0)	8,667	(2)	7,827	(2)	10.7
Synthetic Fiber	9,140	(1)	10,488	(1)	(12.9)	1,418	(2)	1,353	(2)	4.8
Synthetic Rubber	11,448	(1)	16,160	(1)	(29.2)	1,116	(2)	982	(2)	13.6
Chemical fertilizer	1,657	(1)	1,729	(1)	(4.2)	1,769	(2)	1,658	(2)	6.7
____________
(1)	per tonne
(2)	thousand tonnes
(3)	per thousnad cubic meters
(4)	million cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced were internally used for refining and chemical production and the remaining were sold to other customers. In 2009, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB19.3 billion, representing a decrease of 26.7% over 2008. The change was mainly due to the decrease in the price of crude oil.

Sales of refined petroleum products

In 2009, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB874.2 billion, accounting for 65.0% of our operating revenues and representing a decrease of 6.5% over 2008. The decrease was mainly due to the decrease in price of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB712.3 billion, accounting for 81.5% of the total revenue of petroleum products and representing a decrease of 5.0% over 2008. Sales revenue of other refined petroleum products was RMB161.9 billion, accounting for 18.5% of the total turnover of petroleum products and representing a decrease of 12.8% over 2008.

Sales of chemical products

Our external sales revenue of chemical products was RMB192.7 billion, accounting for 14.3% of our operating revenues and representing a decrease of 12.3% over 2008. This was mainly due to the decrease in the price of chemical products.

Operating expenses

In 2009, our operating expenses were RMB1,254.4 billion, representing a decrease of 13.9% over 2008, among which:

Purchased crude oil, products and operating supplies and expenses were RMB980.6 billion, representing a decrease of 22.8% over 2008, accounting for 78.2% of the total operating expenses, of which:

•
crude oil purchase expenses were RMB405.4 billion, representing a decrease of 41.3% over 2008. In 2009, the total throughput of crude oil that was purchased externally was 135.14 million tonnes (excluding the amount processed for third parties), representing an increase of 0.2% over 2008; the average unit processing cost for crude oil purchased externally was RMB3,000 per tonne, representing a decrease of 41.5% over 2008; and

•
other purchasing expenses were RMB575.2 billion, representing a decrease of 0.7% over 2008. This was mainly due to the decrease in the cost of gasoline, diesel, kerosene and other feedstock purchased externally.

Selling, general and administrative expenses totaled RMB40.5 billion, representing an increase of 2.8% over 2008. This was mainly due to the increase in the expenses of community services and culture, education and healthcare and the increase in rental charges of some gas stations.

Depreciation, depletion and amortization was RMB54.0 billion, representing an increase of 9.0% over 2008. This was mainly due to the depreciation resulting from our continuous capital expenditure on property, plant and equipment.

Exploration expenses, including dry holes were RMB10.5 billion, representing an increase of 26.9% over 2008, reflecting our enhanced exploration activities in northeastern Sichuan, west Sichuan and Erdos regions.

Personnel expenses were RMB28.9 billion, representing an increase of 23.4% compared with 2008, reflecting our accrual of staff annuity and housing subsidy.

Taxes other than income tax were RMB132.9 billion, representing an increase of 132.3% compared with 2008. This was mainly due to the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government, which led to the increase in the consumption tax, urban construction tax and educational surcharge by RMB 101.4 billion over 2008. In addition, the special oil income levy decreased by RMB25.7 billion compared to 2008 as a result of the decrease in the price of crude oil in 2009.

Other operating expenses, net were RMB6.9 billion, representing a decrease of 14.6% over 2008.

Operating income

In 2009, our operating income was RMB90.7 billion, representing an increase of 135.1% over 2008.

Net finance costs

In 2009, our net finance costs were RMB7.5 billion, representing an increase of 22.2% over 2008, among which,  our interest expenses in 2009 were RMB7.6 billion, representing a decrease of RMB5.2 billion over 2008; our foreign currency exchange gains were RMB 0.4 billion, representing a decrease of RMB2.8 billion over 2008. We also incurred a loss of RMB0.2 billion with respect to the fair value change of embedded financial derivative instruments in convertible bonds as a result of the change in our H share’s trading price, compared with a gain of RMB3.9 billion with respect to the fair value change of embedded financial derivative instruments in convertible bonds in 2008.

Earnings before income tax

In 2009, our earnings before income tax were RMB86.6 billion, representing an increase of 159.0% over 2008.

Tax expense

In 2009, we recognized an income tax expense of RMB19.6 billion, increased by RMB16 billion. The increase was mainly due to substantial growth of earnings before income taxes over 2008.

Net income attributable to non-controlling interests

In 2009, our net income attributable to non-controlling interests was RMB3.9 billion, representing an increase of RMB5.3 billion compared with 2008.

Net income attributable to equity shareholders of the Company

In 2009, our net income attributable to our equity shareholders was RMB63.1 billion, representing an increase of 102.4% over 2008.

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

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2008	2009	2010	2009	2010	2009	2010
	(RMB in billions)			(%)	(%)	(%)	(%)

Exploration and Production External sales(1)	45	37	53	1.6	1.6	2.7	2.8
Inter-segment sales	168	98	134	4.1	4.0
Total operating revenue	213	135	187	5.7	5.6
Refining
External sales(1)	178	100	166	4.2	5.0	7.4	8.7
Inter-segment sales	693	604	806	25.6	24.2
Total operating revenue	871	704	972	29.8	29.2
Marketing and distribution
External sales(1)	814	781	1,038	33.1	31.2	58.0	54.2
Inter-segment sales	3	2	3	0.1	0.1
Total operating revenue	817	783	1,041	33.2	31.3
Chemicals
External sales(1)	226	197	292	8.4	8.8	14.7	15.3
Inter-segment sales	27	21	36	0.9	1.1
Total operating revenue	253	218	328	9.3	9.9
Corporate and others
External sales(1)	232	230	364	9.7	11.0	17.2	19.0
Inter-segment sales	484	292	433	12.3	13.0
Total operating revenue	716	522	797	22.0	24.0
Total operating revenue before inter-segment eliminations	2,870	2,362	3,325	100.0	100.0
Elimination of inter-segment sales	(1,375)	(1,017)	(1,412)
Consolidated operating revenues	1,495	1,345	1,913			100.0	100.0
__________
(1)	include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2009 to 2010.

	Year Ended December 31,			Rate of Change from 2009 to 2010
	2008	2009	2010
	(RMB in billions)			(%)
Exploration and Production			
33

Total operating revenues	213	135	187	38.8
Total operating expenses	(134)	(111)	(140)	26.2
Total operating income	79	24	47	97.3
Refining
Total operating revenues	830	704	972	38.1
Other income	41	0	0	-
Total operating expenses	(938)	(676)	(956)	41.4
Total operating income/(loss)	(67)	28	16	(42.4)
Marketing and distribution
Total operating revenues	807	783	1,041	32.9
Other income	10	0	0	-
Total operating expenses	(778)	(753)	(1,010)	34.2
Total operating income	39	30	31	1.5
Chemicals
Total operating revenues	253	218	328	50.0
Total operating expenses	(266)	(205)	(313)	52.7
Total operating income/(loss)	(13)	14	15	8.9
Corporate and others
Total operating revenues	716	522	797	52.7
Total operating expenses	(718)	(524)	(799)	52.5
Total operating loss	(2)	(2)	（2）	6.2

Exploration and Production Segment

Most of the crude oil and a portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

In 2010, the operating revenues of this segment were RMB187.1 billion, representing an increase of 38.8% over 2009. This is mainly attributable to the increase in the selling price of crude oil and natural gas, the increase in the sales volume of natural gas and the commencement of operation of Puguang oil and gas filed.

The segment sold 43.9 million tonnes of crude oil and 11.1 billion cubic meters of natural gas in 2010, representing an increase of 0.2% and 57.4% over 2009, respectively. The average realized price of crude oil and natural gas were RMB3,406 per tonne and RMB1,174 per thousand cubic meters respectively, representing an increase of 38.2% and an increase of 22.4% respectively over 2009.

In 2010, the operating expenses of this segment were RMB140 billion, representing an increase of 26.2% over 2009. The was mainly due to the increase of special oil income levy by RMB12.6 billion over 2009, which reflected the increase in crude oil price.

The expense of depreciation, depletion and amortization in 2010 was increased by RMB3.3 billion over 2009. This was mainly due to the increased depreciation and depletion resulting from the oil and gas assets invested.

The expense of raw material, fuel and power in 2010 was increased by RMB2.1 billion over 2009. This was mainly due to the increase in the purchase price.

The asset impairment loss in 2010 was increased by RMB1.7 billion over 2009. This was mainly due to the decrease in reserve of certain small-scale blocks and the high cost of production and development.

The lifting cost for oil and gas was RMB674 per tonne in 2010, representing an increase of 8.5% over 2009. This was primarily due to the increase in the price of raw materials, fuels and power purchased externally, and the expenses for improving the injection-production system of oil filed.

In 2010, the segment made every effort to maintain stable production with stale growth. The segment’s operating income was RMB47.1 billion in 2010, representing an increase of 97.3% over 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenues of this segment were RMB134.8 billion, representing a decrease of 36.8% over 2008. This is mainly attributable to the decrease in the selling price of crude oil.

The segment sold 43.8 million tonnes of crude oil and 7.0 billion cubic meters of natural gas in 2009, representing an increase of 2.0% and 2.2%, respectively, over 2008. The average realized price of crude oil and natural gas were RMB2,465 per tonne and RMB959 per thousand cubic meters respectively, representing a decrease of 42.8% and an increase of 1.9%, respectively, over 2008.

In 2009, the operating expenses of this segment were RMB110.9 billion, representing a decrease of 17.7 % over 2008. The was mainly due to the decrease of special oil income levy by RMB25.7 billion over 2008, which reflected the decrease in crude oil price.

The lifting cost for oil and gas was RMB620 per tonne in 2009, representing an increase of 2.0% over 2008.

The segment’s operating income was RMB23.9 billion in 2009, representing a decrease of 69.6% over 2008, which was mainly caused by substantial decline in prices of crude oil in 2009.

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

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

In 2010, the operating revenues of this segment were RMB971.6 billion, representing an increase of 38.1% over 2009. This was mainly attributable to the increase in prices and sales volumes of the refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2009 and 2010, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average realized prices		Rate of change from
	2010	2009	2009 to 2010	2010	2009	2009 to 2010
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	32,699	31,343	4.3	6,581	5,591	17.7
Diesel	69,535	63,095	10.2	5,554	4,646	19.5
Chemical feedstock	34,260	26,983	27.0	4,574	3,333	37.2
Other refined petroleum products	50,418	44,075	14.4	4,114	3,208	28.2

In 2010, our sales revenues of gasoline were RMB215.2 billion, representing an increase of 22.8% over 2009; the sales revenues of diesel were RMB386.2 billion, representing an increase of 31.8% over 2009; the sales revenues of chemical feedstock were RMB156.7 billion, representing an increase of 74.3% over 2009; and the sales revenues of other refined petroleum products were RMB207.4 billion, representing an increase of 46.7% over 2009.

The segment’s operating expenses were RMB955.7 billion in 2010, representing an increase of 41.4% over 2009, which is mainly attributable to the increase of refining feedstock sales price and processing volume.

In 2010, the average unit cost of refining feedstock processed was RMB3,876 per tonne, representing an increase of 32.1% over 2009. Refining throughput were 198.5 million tonnes (excluding the volume processed for third parties), representing an increase of 12.3% over 2009. In 2010, the total costs of refining feedstock processed were RMB769.6 billion, representing an increase of 48.4% over 2009.

The refining margin was RMB290.5 per tonne in 2010, representing a decrease of 12.7% over 2009. This was primarily due to the growth rate of refined oil price was less than the growth rate of crude oil price.

In 2010, the unit refining cash operating cost (defined as operating expenses less the refinery processing cost, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the refinery throughput) was RMB139.7 per tonne, representing an increase of 2.7% over 2009. This was mainly due to the higher process cost associated with the increase in purchase prices of supporting materials, power and fuel, and higher sales cost as a result of the enhanced marketing of other refined petroleum products by the segment.

The segment’s operating income was RMB15.9 billion in 2010, representing a decrease of 42.4% over 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenues of this segment were RMB703.6 billion, representing a decrease of 19.2% over 2008. This was mainly attributable to the decrease in prices of the refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2008 and 2009, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average realized prices		Rate of change from
	2009	2008	2008 to 2009	2009	2008	2008 to 2009
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	31,343	28,725	9.1	5,591	5,586	0.1
Diesel	63,095	68,725	(8.2)	4,646	4,934	(5.8)
Chemical feedstock	26,983	23,604	14.3	3,333	5,983	(44.3)
Kerosene and other refined petroleum products	44,075	41,895	5.2	3,208	4,391	(26.9)

In 2009, our sales revenues of gasoline were RMB175.2 billion, representing an increase of 9.2% over 2008; the sales revenues of diesel were RMB293.2 billion, representing a decrease of 13.6% from 2008; the sales revenues of chemical feedstock were RMB89.9 billion, representing a decrease of 36.3% from 2008; and the sales revenues of other refined petroleum products were RMB141.4 billion, representing a decrease of 23.1% from 2008.

The segment’s operating expenses were RMB676.1 billion in 2009, representing a decrease of 27.9% against 2008, which was mainly attributable to the decrease of crude oil processing cost caused by decrease of crude oil sales price.

In 2009, the average unit cost of crude oil processed was RMB2,911 per tonne, representing a decrease of 41.9% against 2008. Refining throughput were 167.08 million tonnes (excluding the volume processed for third parties), representing an increase of 0.9% over 2008. In 2009, the total costs of crude oil processed were RMB486.3 billion, representing a decrease of 41.4% against 2008.

The refining margin was RMB333 per tonne in 2009, by an increase of RMB 764 per tonne over 2008, primarily reflecting the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government, and our optimization of production scheme, adjustment in product mix as well as our higher load operations.

In 2009, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB136 per tonne, representing an increase of RMB6.4 per tonne, or 4.9%, compared with 2008. This was mainly due to lower quality of crude oil and the higher cost in upgrading oil products quality.

The segment’s operating income was RMB27.5 billion in 2009, by an increase of RMB94.1 billion compared with 2008.

Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from our refining segment and third parties, making wholesale and direct sales to domestic customers, and retail of the refined oil products through the segment’s retail distribution network, as well as providing related services.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

In 2010, the operating revenues of this segment were RMB1,040.7 billion, representing an increase of 32.9% compared with 2009.

In 2010, the sales revenues of gasoline, diesel and kerosene were RMB317.5 billion, RMB546.6 billion and RMB70.3 billion, representing an increase of 27.6%, 29.8% and 58.3% from 2009, respectively.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2009 and 2010 in different forms of sales channels.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2010	2009	2009 to 2010	2010	2009	2009 to 2010
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	43,511	39,067	11.4	7,296	6,366	14.6
Retail sale	35,050	31,474	11.4	7,469	6,540	14.2
Direct sale	2,489	2,377	4.7	6,424	5,554	15.7
Wholesale	5,972	5,216	14.5	6,649	5,687	16.9
Diesel	91,257	82,701	10.3	5,990	5,091	17.7
Retail sale	46,357	41,941	10.5	6,243	5,374	16.2
Direct sale	29,134	28,143	3.5	5,819	4,844	20.1
Wholesale	15,766	12,617	25.0	5,560	4,697	18.4
Kerosene	14,770	11,330	30.4	4,759	3,919	21.4
Fuel Oil	23,424	17,894	30.9	3,527	2,952	19.5

The operating expenses of the segment in 2010 was RMB1,009.9 billion, representing an increase of 34.2% over 2009, which was mainly attributable to the increase of 35.1% of refined oil purchase cost, which accounts for 94.8% of our total operating expenses.

In 2010, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB170.1 per tonne, representing an increase of 4.0% over 2009. This was primarily attributable to the increase of daily operation costs and rental charges as a result of the expansion of operation.

The operating income of the segment in 2010 was RMB30.8 billion, an increase of 1.5% over 2009, which was primarily attributable to our efforts on expanding the market, increase production volume and improve the operation efficiency.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenues of this segment were RMB783.1 billion, representing a decrease of 4.1% compared with 2008, which was primarily due to the decline of refined oil selling price.

In 2009, the sales revenues of gasoline, diesel and kerosene were RMB248.7 billion, RMB421.0 billion and RMB44.4 billion, representing an increase of 2.9% and a decrease of 7.3% and 20.3%, respectively, from 2008.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2008 and 2009 in different forms of sales channels.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2009	2008	2008 to 2009	2009	2008	2008 to 2009
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	39,067	37,712	3.6	6,366	6,410	(0.7)
Retail sale	31,474	29,833	5.5	6,540	6,524	0.3
Direct sale	2,377	2,614	(9.1)	5,554	6,013	(7.6)
Wholesale	5,216	5,265	(0.9)	5,687	5,964	(4.6)
Diesel	82,701	80,649	2.5	5,091	5,629	(9.6)
Retail sale	41,941	48,894	(14.2)	5,374	5,704	(5.8)
Direct sale	28,143	22,313	26.1	4,844	5,561	(12.9)
Wholesale	12,617	9,442	33.6	4,697	5,402	(13.0)
Kerosene	11,330	9,186	23.3	3,919	6,065	(35.4)
Fuel Oil	17,894	11,459	56.2	2,952	3,692	(20.1)

The operating expenses of the segment in 2009 was RMB752.8 billion, representing a decrease of 3.3% over 2008, which was mainly attributable to the decrease in purchasing costs of gasoline and diesel.

In 2009, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB163.6 per tonne, representing an increase of 6.8% over 2008. This was primarily attributable to the repair and maintenance expenses for gas station and increase of rental and storage charges.

The operating income of the segment in 2009 was RMB30.3 billion, a decrease of 21.3% over 2008, which was primarily attributable to the smaller price gap resulting from the reform on pricing mechanism and taxation and fee policies for refined oil products by the PRC government as well as high level of supply and severe competition in the refined oil products market.

Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from our refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The operating revenues of the chemicals segment in 2010 were RMB327.6 billion, representing an increase of  50.0% against 2009, which was mainly attributable to increase in chemical product sales prices and sales volume.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of the segment in 2010 were approximately RMB308.4 billion, representing an increase of 53.4% compared with 2009, accounting for 94.1% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2009 to 2010.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2010	2009	2009 to 2010	2010	2009	2009 to 2010
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	23,339	16,663	40.1	5,547	4,296	29.1
Synthetic fiber monomers and polymers	5,820	4,692	24.0	8,194	6,519	25.7
Synthetic resins	9,880	8,682	13.8	9,243	8,073	14.5
Synthetic fiber	1,512	1,418	6.6	11,644	9,140	27.4
Synthetic rubber	1,222	1,119	9.2	16,435	11,448	43.6
Chemical fertilizer	1,329	1,769	(24.9)	1,641	1,657	(1.0)

The operating expenses of the segment in 2010 were RMB312.6 billion, representing an increase of 52.7% over 2009, which was mainly attributable to the increase of the unit cost and consuming volume of raw materials.

The segment proactively expanded the market in 2010, strengthened the integration of manufacturing, sales and research operations, improved customer services and strengthened strategic alliance with key customers and hence achieved operating income of RMB15 billion, representing an increase of 8.9% over 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The operating revenues of the chemicals segment in 2009 were RMB218.5 billion, representing a decrease of 13.8% against 2008, which was mainly attributable to the dramatic drop in chemical product sales prices.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of the segment in 2009 were approximately RMB201.0 billion, representing a decrease of 12.7% compared with 2008, accounting for 92.0% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2008 to 2009.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2009	2008	2008 to 2009	2009	2008	2008 to 2009
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	16,663	13,386	24.5	4,296	6,392	(32.8)
Synthetic fiber monomers and polymers	4,692	4,019	16.7	6,519	8,052	(19.0)
Synthetic resins	8,682	7,845	10.7	8,073	10,097	(20.0)
Synthetic fiber	1,418	1,353	4.8	9,140	10,488	(12.9)
Synthetic rubber	1,119	988	13.3	11,448	16,180	(29.3)
Chemical fertilizer	1,769	1,659	6.6	1,657	1,729	(4.2)

The operating expenses of the segment in 2009 were RMB204.7 billion, representing a decrease of 23.2% over 2008, which was mainly attributable to the decrease of the unit cost of raw materials, resulting in the decrease of raw material costs by RMB60.1 billion.

The segment proactively expanded the market in 2009, strengthened the integration of manufacturing, sales and research operations, improved customer services and strengthened strategic alliance with key customers and hence achieved operating income of RMB13.8 billion, an increase of RMB 26.8 billion over 2008.

Corporate and others

The business activities of corporate and others mainly consist of the import and export operations, international trading, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

In 2010, the operating revenue generated from corporate and others was RMB796.8 billion, representing an increase of 52.7% over 2009, which was mainly attributable to the trading affiliates’ operating revenue of RMB778.7 billion, representing an increase of 49.6% over 2009.

In 2010, the operating expenses of this segment was RMB799.1 billion, representing an increase of 52.5% over 2009, which was mainly attributable to the trading affiliates’ purchasing costs of RMB777.7 billion, representing an increase of 49.8% over 2009.

In 2010, the operating loss of this segment were RMB 2.3 billion, representing an increase of 6.2% over 2009. This includes operating income from trading companies which amounted to RMB1.0 billion and the operating loss from research affiliates and headquarters which amounted to RMB3.3 billion.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

In 2009, the operating revenue generated from corporate and others was RMB521.9 billion, representing a decrease of 27.2% over 2008, which was mainly attributable to the decrease in petroleum and petrochemical product prices, leading to the decrease of revenues from crude oil and refined oil trading business of the trading subsidiaries. The operating revenue from trading companies was RMB520.5 billion.

In 2009, the operating expenses of this segment was RMB524.1 billion, representing a decrease of 27.1% over 2008, which was mainly attributable to the decrease in its trading companies’ purchasing costs. The operating expense from the trading companies was RMB519.3 billion.

In 2009, the operating loss of this segment were RMB2.2 billion, flat with that of 2008. This includes operating income from trading companies which amounted to RMB1.2 billion and the operating loss from research affiliates and headquarters which amounted to RMB3.4 billion.

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

The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
Cash flow data	2010	2009
	(RMB in millions)
Net cash generated from operating activities	170,333	165,513
Net cash used in investing activities	(105,788)	(117,355)
Net cash used in financing activities	(56,294)	(46,411)
Net increase in cash and cash equivalents	8,251	1,747

The net cash generated from our operating activities in 2010 was RMB170.3 billion, an increase of RMB4.8 billion over 2009, which reflected: (i) an increase in our earnings before taxation of RMB17.1 billion over 2009, (ii) an increase in our depreciation, depletion and amortization of RMB5.2 billion over 2009; (iii) an increase of long-term asset impairment of RMB7.2 billion over 2009; and (iv) an increase in note receivables, account receivables, inventory and other working capital employed of RMB22.0 billion over 2009, due to expansion of operation and increases in crude oil prices.

The net cash used in our investing activities was RMB105.8 billion, a decrease of RMB11.6 billion over 2009, which reflected: (i) the increase in cash inflow of RMB15.5 billion due to the sales of property, equipment and plant; (ii) a decrease in cash outflow of RMB2.4 billion on the exploratory wells expense and capital expenditures pursuant to our annual investment plan; and (iii) an increase in cash outflow of RMB7.0 billion due to the net investment on affiliated companies, joint ventures and financial instruments.

The net cash outflow from our financing activities was RMB56.3 billion, an increase of RMB9.9 billion over 2009. This reflected: (i) an increase in cash outflow of RMB11.9 billion due to the acquisitions of Sinopec Group Company’s assets; and (ii) a decrease in cash outflow of RMB1.0 billion on the interest expense.

In 2010, as the global and domestic general economic conditions recovered, we expanded business operation, enhanced capital management, controlled the size of monetary funds and interest-paid debts and facilitated the cash turnover. During the year our cash flow maintained sustainable growth, and our overall economic efficiency increased.

As our total profit and operating cash flow increased, we incurred financing debts of RMB209.9 billion at the end of 2010, compared with RMB227.9 billion at the beginning of 2010. Our short-term debts were reduced by RMB39.4 billion, amounting to 17.07% of our total financing debts at the end of 2010 compared with 33% at the beginning of 2010, which was mainly due to our duly repayment of short-term corporate bonds of RMB30.0 billion. Our long-term debts were increased by RMB21.3 billion, amounting to 82.93% at the end of 2010 compared with 67% at the beginning of 2010, which was mainly due to our bonds issuance of RMB20.0 billion. We primarily made short-term revolving loans according to our business plan and operation needs, and entered into overdrawing agreements on the corporate bank account with our strategic-alliance banks,  to meet our daily payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2010.

	As of December 31, 2010
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB in millions)
Contractual obligations(1)
Short-term debt	30,633	30,633	0	0	0
Long-term debt	201,061	9,996	65,144	60,561	65,360

Total contractual obligations	231,694	40,629	65,144	60,561	65,360

Other commercial commitments
Operating lease commitments	273,601	10,555	19,598	19,156	224,292
Capital commitments	176,430	139,377	37,053	0	0
Exploration and production licenses	1,013	119	203	46	645
Guarantees(2)	7,700	7,700	0	0	0

Total commercial commitments	458,744	157,751	56,854	19,202	224,973
_________
(1)	Contractual obligations include the contractual obligations relating to interest payments.
(2)
Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2010, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2010, the maximum amount of potential future payments under the guarantees was RMB7.7 billion.  See Note 30 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of  2008, 2009 and 2010 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2008		2009		2010		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production .	60.06	54.27%	54.27	48.14%	52.68	46.35%	167.01	49.55%
Refining.	12.79	11.56%	15.47	13.72%	20.02	17.62%	48.28	14.32%
Marketing and distribution.	14.80	13.37%	16.28	14.44%	26.17	23.03%	57.25	16.99%
Chemicals.	20.62	18.63%	25.21	22.36%	12.89	11.34%	58.72	17.42%
Corporate and others .	2.39	2.17%	1.51	1.34%	1.89	1.66%	5.79	1.72%
Total.	110.66	100.0%	112.74	100.0%	113.65	100.0%	337.05	100.0%

Year of 2011 Compared with Year of 2010

In 2010, our total capital expenditure amounted to RMB113.7 billion, among which:

•
Exploration and production. RMB52.7 billion was used in exploration and production segment to support the exploration and production capacity of Tahe, Shengli, Angola Block 18, Puguang, Erdos and other oil and gas fields, and the pipeline construction of Sichuan-to-East Gas Project. The production capacity of newly-built crude oil was 5.92 million tonnes per annum, and the production capacity of newly-built natural gas 7.056 billion cubic per annum.

•
Refining. RMB20.0 billion was used in our refining segment to support our strategic plan of refining development, increase the refining capacity, upgrade the refined oil products’ quality, restructure the low-quality crude oil’s adaptability, as well as construct the crude oil transportation and delivery system.

•
Marketing and distribution. RMB26.2 billion was used in this segment to construct and acquire petrol and gas stations in key areas including highways, major cities and newly planned regions, accelerate the construction of oil products storage facilities and pipeline, and develop the refined oil products sales network.

•
Chemicals. RMB12.9 billion was spent in this segment, including the complete construction on Tianjin and Zhenhai ethylene projects, and ongoing construction on Wuan ethylene and Yanshan butyl rubber projects.

•	Corporate and Others. RMB1.9 billion was used for scientific research equipment and construction of information systems.

In 2011, we will continue to focus on investments into our most profitable and core projects. We will strictly manage our investment procedures and project construction process. The total planned capital expenditure in 2011 amounts to RMB124.1 billion, including:

•
Exploration and production. The planned capital expenditure in 2011 for this segment is RMB54.3 billion. We expect to focus on the exploration and production of material oil fields in eastern China and Tahe oil fields, Angola Block 18, Yuanba gas field, and the construction of Shandong LNG project.

•
Refining. The planned capital expenditure in 2011 for this segment is RMB26.5 billion. We expect to develop the refining and upgrade the diesel quality of Beihai, Changling and Wuhan projects, and focus on the construction of Rizhao-Yizheng and Zhanjiang-Beihai crude oil pipelines and ancillary projects.

•
Marketing and distribution. The planned capital expenditure in 2011 for this segment is RMB21.3 billion. W expect to focus on the construction, acquisition and renovation of petrol and gas stations, and the construction of refined oil pipelines and ancillary oil depots in Yongshaojinyu, Pearl River Delta and Baihai-Nanjing.

•
Chemicals. The planned capital expenditure in 2011 for this segment is RMB19.2 billion. We expect to focus on Wuhan ethylene, Zhongyuan methanol to olefins, Yanshan butyl rubber, Qilu synthetic resin projects, and the construction of chemical raw materials and products logistics facilities.

•	Corporate and Others. The planned capital expenditure in 2011 for this segment is RMB2.8 billion. We expect to focus on scientific research equipment and construction of information systems.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 3.3% in 2010, compared with a decrease of 0.7% in 2009 and an increase of 5.9% in 2008. According to China's official analysis, the inflation in the PRC during 2010 was due to the increase in prices of food, raw materials and fuels. Inflation has not had a significant impact on our results of operations in 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

	A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2012.

Name	Age	Positions with Sinopec Corp.
Su Shulin	48	Chairman
Wang Tianpu	48	Vice Chairman, President
Zhang Yaocang	57	Vice Chairman
Zhang Jianhua	46	Director, Senior Vice President
Wang Zhigang	53	Director, Senior Vice President
Cai Xiyou	49	Director, Senior Vice President
Cao Yaofeng	57	Director
Li Chunguang	55	Director
Dai Houliang	47	Director, Senior Vice President
Liu Yun	54	Director
Li Deshui	66	Independent Non-executive Director
Xie Zhongyu	67	Independent Non-executive Director
Chen Xiaojin	66	Independent Non-executive Director
Ma Weihua	62	Independent Non-executive Director
Wu Xiaogen	45	Independent Non-executive Director

Su Shulin, aged 48, Chairman of the Board of Directors of Sinopec Corp. and President of Sinopec Group Company. He received his Bachelor degree from Daqing Petroleum Institute in July 1983, and obtained a Master degree from Harbin Engineering University in March 1999. He is a professor level senior engineer. From March 1996 to January 1997, Mr. Su acted as Assistant to the Director of China National Petroleum Corporation (CNPC) Daqing Petroleum Administration Bureau.  From January to November 1997, Mr. Su served as Head of the No. 1 Oil and Gas Development Department and Assistant to the Director of CNPC Daqing Petroleum Administration Bureau. From November 1997 to January 1999, Mr. Su was Deputy Director and member of the Party Committee of CNPC Daqing Petroleum Administration Bureau. From January to September 1999, Mr. Su was Director and Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From October 1999 to August 2000, Mr. Su Shulin was served as Vice President of PetroChina Company Limited and Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited and Vice Secretary to Party Committee of CNPC Daqing Petroleum Administration Bureau. From August 2000 to March 2001, Mr. Su acted as Deputy General Manager and member of the Party Committee of CNPC, Vice President of PetroChina Company Limited, Chairman, General Manager and Secretary to the Party Committee of Daqing Oilfield Company Limited as well as Vice Secretary to the Party Committee of CNPC Daqing Petroleum Administration Bureau. From March 2001 to December 2002, Mr. Su served as Deputy General Manager and member of the Party Committee of CNPC, Vice President of PetroChina Company Limited and Chairman and General Manager of Daqing Oilfield Company Limited. He concurrently served as Director of PetroChina Company Limited in November 2001. From December 2002 to December 2003, Mr. Su acted as Deputy General Manager and member of the Party Committee of CNPC, Director and Senior Vice President of PetroChina Company Limited as well as Chairman and General Manager of Daqing Oilfield Company Limited. From December 2003 to September 2006, Mr. Su acted as Deputy General Manager and member of the Party Committee of CNPC, Director and Senior Vice President of PetroChina Company Limited. From September 2006 to October 2006, Mr. Su was elected as a member of the Standing Committee of the provincial Party Committee of Liaoning Province. In October 2006, Mr. Su was appointed as a member of the Standing Committee and Head of the Organization Department of Liaoning Provincial Committee. In June 2007 he was appointed as President and Secretary of the Party Leadership Group of Sinopec Group Company. Mr. Su was elected as Director and Chairman on Third Session of the Board of Directors of Sinopec Corp. in August 2007.

Wang Tianpu, aged 48, Vice Chairman of the Board of Directors of  and President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp. from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp. since March 2005. Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been President of Sinopec Corp. In May 2009, Mr. Wang was elected as Vice Chairman of Board of Directors.

Zhang Yaocang, aged 57, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Zhang is a professor level senior engineer and obtained a graduate degree of Graduate School. In

November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of Sinopec Group Company and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, aged 46, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a Master degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production & Operation Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Wang Zhigang, aged 53, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a Masterdegree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February 2000 to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005. Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Cai Xiyou, aged 49, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a professor level senior economist. From June 1995 to May 1996, he was Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was Deputy General Manager of Sinopec Sales Co., Ltd, and from June 2001 to December 2001, he was Executive Deputy Manager of Sinopec Sales Co., Ltd. He has been Director and General Manager of China International United Petrochemical Company Limited (UNIPEC) from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005. He was elected as Director of the Fourth Session of the Board of Directors of Sinopec Corp. in May 2009.

Cao Yaofeng, aged 57, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of Sinopec Group Company and Chairman of Board of Directors of Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of Sinopec Group Company; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang, aged 55, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co.,

Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, aged 47, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specializing in organic chemical engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and General Manager of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as Chairman of BASF-YPC Company Limited from December 2004 to October 2006. He has been the Deputy CFO of Sinopec Corp. from September 2005 to May 2006. Mr. Dai has been Vice President of Sinopec Corp. from November 2005 to May 2006. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp. Mr. Dai was elected as Director of the Fourth Session of the Board of Directors and appointed as Senior Vice President of Sinopec Corp. in May 2009.

Liu Yun, aged 54, Director of the Board of Directors of Sinopec Corp. and Chief Accountant of Sinopec Group Company. Mr. Liu is a senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of Sinopec Group Company; and in May 2009, he was elected as Board Director of Sinopec Corp.

Li Deshui, aged 66, Independent Non-Executive Director of Sinopec Corp. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduating from university, he was assigned to work at Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Division Director of the First Industrial Planning Division of the Long-term Planning Department of the State Planning Commission. In 1989 he was Division Director of the First Industrial Planning Division of the Long-term Planning Department and Division Director of the First Industrial Planning Division of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Director of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he was Director of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March 1997 he acted as Vice Mayor of Chongqing Municipality. In November 1999 he worked as Deputy Director of the Research Office of the State Council and a member of the Party Committee. In April 2002, he served as Secretary of the Party Committee and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he served as Secretary of the Party Committee and Head of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations. In March 2005 he served as a member of the Tenth Session of the Chinese People’s Political Consultative Conference. In April 2006 he acted as a member of the Economic Commission. In March 2006, he was the consultant of the State Statistics Bureau. Mr. Li was elected as Independent Non-Executive Director of the Fourth Session of the Board of Directors of Sinopec Corp. in May 2009.

Xie Zhongyu, aged 67, Independent Non-executive Director of Sinopec Corp. Mr. Xie is a senior engineer and obtained a university diploma. In May 1986, he was appointed as Deputy Director General for both Investigation and Research Office and Policy Research Office in Ministry of Chemical Industry; in November 1988, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in December 1991, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in September 1993, he was appointed as Director General of General Office of Ministry of Chemical Industry; in June 1998, he was appointed as Deputy Director General, Member of CPC Leading Group of State Petroleum and Chemical Industry Bureau; from June 2000 to December 2006, he served as Chairman of the Board of Supervisors for Key Large-scaled State Owned Enterprises; in October 2007, he was elected as Board Director of Nuclear Power Technology Corporation; and in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Chen Xiaojin, aged 66, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer

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

Ma Weihua, aged 62, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist and obtained a PhD Degree. In May1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Leading Group of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Wu Xiaogen, aged 45, Independent Non-executive Director of Sinopec Corp. Mr. Wu is a research fellow and obtained a PhD Degree. In April 1998, he was appointed as the General Manager Assistant and Deputy General Manager of Bond Department of China Golden Canyon International Trust and Investment Co., Ltd.; in March 1999, he was appointed as the Deputy General Manager of Bond Management Head-Office of China Science & Technology International Trust and Investment Corporate, and concurrently as the General Manager of Organization Management Department of this Corporate; in July 2000, he served as the Director of Audit Teaching and Research Office of Accountancy Institute of Central Finance and Economics University; in September 2003, he served as the Deputy Director of Accountancy Institute of Central Finance and Economics University; in November 2004, he was appointed as the Chief Accountant of China First Heavy Machinery Group Corporate; from May 2005 to May 2008, he was appointed as the Independent Non-executive Director of Heilongjiang SunField Science and Technology Co., Ltd.; from January 2003 to January 2009, he was appointed as the Independent Non-executive Director of Beijing AriTime Intelligent Control Co., Ltd.; in March 2010, he was appointed as the Independent Non-executive Director of China Eastern Airline Co., Ltd.; and in May 2010, he was elected as the Independent Non-executive Director if Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2012.

Name	Age	Position with the Company
Wang Zuoran	60	Chairman of the Board of Supervisors
Zhang Youcai	69	Vice Chairman, Independent Supervisor
Geng Limin	56	Supervisor
Zou Huiping	50	Supervisor
Li Yonggui	70	Independent Supervisor
Zhou Shiliang	53	Employee Representative Supervisor
Chen Mingzheng	53	Employee Representative Supervisor
Jiang Zhenying	46	Employee Representative Supervisor
Yu Renming	47	Employee Representative Supervisor

Wang Zuoran, aged 60, Chairman of the Supervisory Board of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specializing in economic administration. Mr. Wang is a professor level senior economist and has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to the President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. from February 2000 to April 2003. From April 2003 to May 2006, Mr. Wang served as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zhang Youcai, aged 69, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director - General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was Vice Minister and member of the Party Committee of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He has been a member of the Standing Committee of the Tenth National People’s Congress (NPC) and Deputy Director of its Financial and Economic Committee of NPC from March 2003. Mr. Zhang served as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Geng Limin, aged 56, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp., Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company, Director General of Supervision Bureau of Sinopec Group Company. Mr. Geng is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of Sinopec Group Company; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company and Director General of Supervision Bureau of Sinopec Group Company; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 49, Supervisor of Sinopec Corp. Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specializing in trade economics. He is a professor level senior accountant. From November 1998 to February 2000, he served as Chief Accountant of Sinopec Group Guangzhou Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of Financial Assets Department of Sinopec Group Company. From December 2001 to March 2006, he was Deputy Director General of Finance Planning Department of Sinopec Group Company. In March 2006, he was Director General of Financial Assets Department of Sinopec Assets Management Co., Ltd. Since March 2006, he has been Director General of Audit Department of Sinopec Corp. Mr. Zou was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Li Yonggui, aged 69, Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965, majoring in treasury finance. He is a senior economist and CPA, and has long been engaged in tax management with extensive management experience in taxation. From February 1985 to December 1988, he was Deputy Director-General of Taxation Bureau of Ministry of Finance. He served as Chief Economist of State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director-General of State Administration of Taxation. He was Chief Economist of State Administration of Taxation from February 1995 to September 2001. Mr. Li has been Chairman of Chinese Association of Certified Public Taxation Experts since April 2000. He has served as Vice Chairman of Chinese Association of Certified Accountants since November 2004. In July 2008, he was appointed as consultant of Chinese Association of Certified Public Taxation Experts. Mr. Li served as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Zhou Shiliang, aged 53, Employee Representative Supervisor of Sinopec Corp. and Director General of Personnel Departments of both Sinopec Corp. and Sinopec Group Company. Mr. Zhou is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company;in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of both Sinopec Corp. and Sinopec Group Company; and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 53, Employee Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company and Secretary of CPC Committee of Northwest Petroleum Bureau of Sinopec Group Company. Mr. Chen is a senior engineer and obtained a graduate degree from Graduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Group Company; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under Sinopec Group Company; in March 2008, he was appointed as Secretary of CPC Committee in Southwest Petroleum Bureau of Sinopec Group Company and Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 46, Employee’s Representative Supervisor of Sinopec Corp., General Director (General Manager), Executive Director and Secretary of CPC Committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.). Mr. Jiang is a professor level senior economist and obtained a Doctor Degree. In December 1998, he was appointed as the deputy general manager of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the vice director of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the director of Sinopec Supplies & Equipment Department and later concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the director (general manager), executive director and secretary of the CPC committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.); and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 47, Employee’s Representative Supervisor of Sinopec Corp., General Director of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer and obtained a Graduate Degree. In June 2000, he was appointed as the deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the board director and deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the deputy manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the manager and the vice secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the director of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Wang Xinhua	55	CFO
Zhang Kehua	57	Vice President
Zhang Haichao	53	Vice President
Jiao Fangzheng	48	Vice President
Lei Dianwu	48	Vice President
Ling Yiqun	48	Vice President
Chen Ge	48	Secretary of the Board of Directors

Wang Xinhua, 55, CFO of Sinopec Corp. and Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level Senior accountant and obtained a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of Sinopec Group Company; in October 2004, he was appointed as Director General of Finance & Planning Department of Sinopec Group Company; in May 2008, he was appointed as Director General of Financial Department of Sinopec Group Company; in March 2009, he was appointed as Director General of Financial Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, 57, Vice President of Sinopec Corp. Mr. Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a senior engineer and had his master’s degree from University of Petroleum majoring in management science and engineering in December 2000. He was Deputy Manager of No. 3 Construction Company of the former Sinopec Group Company from February 1994 to April 1996. From April 1996 to December 1998, he was Deputy Director General (Deputy Manager of Sinopec Engineering Incorporation) of the Engineering Department of the former Sinopec Group Company. He was Deputy Director General of the former Engineering Department of Sinopec Group Company from December 1998 to December 2001 and was Deputy Director General of Engineering Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was

Director General of Engineering Department of Sinopec Group Company from September 2002 to October 2004. Mr. Zhang has served as the Assistant to the President of Sinopec Group Company and Director General of Engineering Department since October 2004. Mr. Zhang has been Vice President of Sinopec Corp. since May 2006. From June 2007 to Present, he has been Director General of Engineering Dept. of Sinopec Corp.

Zhang Haichao, 53, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration program at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. since April 2004. He was Secretary of the  Party Committee, Vice Chairman and Deputy General Manager of Sinopec Sales Co., Ltd. from October 2004 to November 2005. He was Secretary of Party Committee, Chairman and General Manager of Sinopec Sales Co., Ltd. from November 2005 to June 2006. He has been Chairman and General Manager of Sinopec Sales Co., Ltd. since June 2006. From December 2008, he acted as Chairman and President of Sinopec Sales Co., Ltd. He served as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 48, Vice President of Sinopec Corp. Mr. Jiao won his bachelor’s degree in petroleum exploration and won his doctoral degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. From January 1999 to February 2000, he was Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then served as Deputy Manager and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Group Company from February 2000 to February 2001. He was Vice President of Sinopec Exploration and Production Research Institute from July 2000 to March 2001. He then served as Deputy Director General of Sinopec Oilfield E & P Department from March 2001 to June 2004. Since June 2004, he served as Manager of the Northwest Company of Sinopec Group Company. Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

Lei Dianwu, 48, Vice President of Sinopec Corp, Director General of Development & Planning Department of Sinopec Corp. Mr. Lei is a senior engineer and obtained a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Donglian Petrochemical Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 48, Vice President of Sinopec Corp, General Director of Sinopec Refining Department. Mr. Ling is a professor level senior engineer and obtained mater degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the refining dept. of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the General Director of Sinopec Refining Department; in July 2010, he was appointed as Vice President of Sinopec Corp.

Chen Ge, 48, Secretary to the Board of Directors of Sinopec Corp. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained his MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Company. From February 2000 to December 2001, he was Deputy Director General of the Board Secretariat of Sinopec Corp. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

B.	COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2010.

Name	Position with the Company	Remuneration paid by the Company in 2010
		(RMB in thousand)
Directors
Su Shulin	Chairman	-
Wang Tianpu	Vice Chairman, President	967.4
Zhang Yaocang	Vice Chairman	-
Zhang Jianhua	Director, Senior Vice President	967.4
Wang Zhigang	Director, Senior Vice President	967.4
Cai Xiyou	Director, Senior Vice President	967.4
Cao Yaofeng	Director	-
Li Chunguang	Director	-
Dai Houliang	Director, Senior Vice President	967.4
Liu Yun	Director	-
Li Deshui	Independent Non-executive Director	240 (Director’s Fees)
Xie Zhongyu	Independent Non-executive Director	240 (Director’s Fees)
Chen Xiaojin	Independent Non-executive Director	240 (Director’s Fees)
Ma Weihua(1)	Independent Non-executive Director	140 (Director’s Fees)
Wu Xiaogen(2)	Independent Non-executive Director	140 (Director’s Fees)
Liu Zhongli(3)	Independent Non-executive Director	100 (Director’s Fees)
Ye Qing(4)	Independent Non-executive Director	100 (Director’s Fees)

Supervisors
Wang Zuoran	Chairman of the Board of Supervisors	-
Zhang Youcai	Vice Chairman, Independent Supervisor	240 (Supervisor’s Fees)
Geng Limin	Supervisor	-
Zou Huiping	Supervisor	472.5
Li Yonggui	Independent Supervisor	240 (Supervisor’s Fees)
Zhou Shiliang	Employee Representative Supervisor	457.0
Chen Mingzheng	Employee Representative Supervisor	479.4
Jiang Zhenying(5)	Employee Representative Supervisor	28.7
Yu Renming(6)	Employee Representative Supervisor	31.8
Liu Xiaohong(7)	Employee Representative Supervisor	121.5
Su Wensheng(8)	Employee Representative Supervisor	121.5
Cui Guoqi(9)		383.5
Chang Zhenyong(10)		397.9

Other Executive officers

Wang Xinhua	CFO	522.6
Zhang Kehua	Vice President	566.9
Zhang Haichao	Vice President	553.7
Jiao Fangzheng	Vice President	541.8
Lei Dianwu	Vice President	548.2
Ling Yiquan(11)	Vice President	338.7
Chen Ge	Secretary of the Board of Directors	474.9
____________________
(1)	Ma Weihua was appointed as an independent non-executive director on May 19, 2010.
(2)	Wu Xiaogen was appointed as an independent non-executive director on May 19, 2010.
(3)	Liu Zhongli resigned as an independent non-executive director on April 28, 2010.
(4)	Ye Qing resigned as an independent non-executive director on April 28, 2010.
(5)	Jiang Zhenying was appointed as an employee representative supervisor on December 16, 2010.
(6)	Yu Renming was appointed as an employee representative supervisor on December 16, 2010.
(7)	Liu Xiaohong resigned as an employee representative supervisor on April 28, 2010.
(8)	Su Wensheng resigned as an employee representative supervisor on April 28, 2010.
(9)	Cui Guoqi was appointed as an employee representative supervisor on April 28, 2010 and he resigned on December 16, 2010.
(10)	Chang Zhenyong was appointed as an employee representative supervisor on April 28, 2010 and he resigned on December 16, 2010.
(11)	Ling Yiquan was appointed as a vice president in July 2010.

C.	BOARD PRACTICE

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

The members of our audit committee are Xie Zhongyu, Li Deshui and Wu Xiaogen, all of whom are our Independent Non-executive Directors. Our Board has determined that Wu Xiaogen qualifies as an audit committee financial expert.  The members of our strategy committee are Wang Tianpu, Zhang Yaocang, Zhang Jianhua, Wang Zhigang, Dai Houliang, Li Deshui, Xie Zhongyu and Ma Weihua.  The members of our remuneration and evaluation committee are Li Deshui, Chen Xiaojin, Ma Weihua and Li Chunguang.

Our directors have entered into directors service contracts with us and under such contracts, there is no severance pay arrangements for our directors.

D.	EMPLOYEES

As of December 31, 2008, 2009 and 2010, we had approximately 358,304, 371,333 and 373,375 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2010.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and Production	147,875	39.6
Refining	84,997	22.8
Marketing and Distribution	64,517	17.3
Chemicals	65,623	17.6
Corporate and Others	10,363	2.7
Total	373,375	100

By Employee's Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	188,470	50.5
Sales	55,949	15.0
Technical	49,819	13.3
Finance	9,603	2.6
Administration	29,870	8.0
Others	39,664	10.6
Total	373,375	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master's degree and above	9,689	2.6
University	78,217	21.0
Tertiary education	78,443	21.0
Technical/polytechnic school	32,513	8.7
Secondary, technical/polytechnic school or below	174,513	46.7
Total	373,375	100

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

Since 2001, we have implemented an employee reduction plan by means of retirement, voluntary resignation and/or redundancy to enhance our efficiency and operating income, and by December 31, 2010, a total of 180,244 employees have retired.

E.	SHARE OWNERSHIP

Our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of March 22, 2011.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company	65,758.04	75.84

As of March 22, 2011, 1,184,261,200 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of March 22, 2011, 11,842,612 ADSs, representing 1,184,261,200 H shares, were held of record by Cede & Co. and 44 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

B.	RELATED PARTY TRANSACTIONS

Sinopec Group Company owns 75.84% of our outstanding equity as of March 22, 2011. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain non-controlling shareholder protection provisions under our articles of association.

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

On August 21, 2009, we entered into certain agreements with Sinopec Group Company, pursuant to which certain related party transaction agreements between the parties were amended. Pursuant to the Continuing Connected Transactions Second Supplemental Agreement dated August 21, 2009 between Sinopec Group Company and us, the term of each of the Mutual Supply Agreement, the Community Services Agreement and the Intellectual Property License Agreements, dated June 3, 2000 and as amended and supplemented from time to time, was extended to December 31, 2012, December 31, 2012 and December 31, 2019, respectively. Pursuant to the Land Use Rights Leading Agreement Second Amendment Memo dated August 21, 2009 between Sinopec Group Company and us, the members of Sinopec Group Company agreed to lease to us certain parcels of land with an area of approximately 416 million square meters.

 On September 30, 2010, we acquired 55% equity interest of SSI from Sinopec Overseas Oil & Gas Limited, a subsidiary of Sinopec Group Company, for a consideration of US$1.678 billion. SSI owns 50% mineral interest in Angola Block 18.

Please also see Note 31 of our consolidated financial statements included elsewhere in this annual report for a detailed discussion of our related party transactions. The aggregate amount of connected transactions we actually incurred during 2010 was RMB397.341 billion, of which, expenses amounted to RMB166.300 billion, and revenues amounted to RMB231.041 billion (including RMB230.883 billion of sales of goods and services, RMB93 million of interest income, RMB65 million of agency commission receivable). In 2010, the products and services provided by Sinopec Group Company and its subsidiaries, including procurement, storage, exploration and production and other services to us amounted to RMB109.211 billion, representing 5.37% of our operating expenses for 2010. The auxiliary and community services provided by Sinopec Group Company to us amounted to RMB3.693 billion, representing 0.20% of our operating expenses for 2010. In 2010, our product sales to Sinopec Group Company amounted to RMB61.361 billion, representing 3.20% of our operating revenues. We also paid rentals of RMB7,450 million to Sinopec Group Company in 2010 pursuant to the Leasing Agreement for Properties.

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

In accordance with the board resolution adopted on March 25, 2011, our board has proposed dividend of RMB0.21 (including tax) per ordinary share for the year ended December 31, 2010. After deducting the interim dividends distribution of RMB0.08 (including tax) per ordinary share, the year end dividend is RMB0.13 (including tax) per ordinary share. The final dividend to be paid amounted to approximately RMB11.271 (including tax) billion. The resolution is subject to the approval by the general shareholders’ meeting.

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

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
Past 6 months		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
	March	8.06	7.47	103.19	97.18	8.84	8.42
	February	8.75	7.66	111.89	99.74	9.27	8.47
2011	January	8.59	7.57	110.22	97.63	9.00	8.08
	December	7.45	7.08	96.00	91.15	8.36	7.99
	November	7.94	7.17	102.69	92.80	9.49	8.09
2010	October	7.65	6.76	98.81	87.78	9.42	8.44

Quarterly Data
2010	Fourth Quarter	7.94	6.76	102.69	87.78	9.49	7.99
	Third Quarter	6.88	6.01	88.28	76.74	8.91	7.77
	Second Quarter	6.70	5.81	87.40	73.80	12.00	7.82
	First Quarter	6.82	5.75	88.20	73.86	13.90	10.82
2009	Fourth Quarter	7.06	6.35	92.16	82.05	14.14	11.46
	Third Quarter	7.15	5.87	93.50	74.76	15.42	10.78
	Second Quarter	6.50	5.15	85.82	67.45	10.84	8.78
	First Quarter	5.26	3.65	67.70	47.08	9.27	7.06

Annual Data
2010		7.94	5.75	102.69	73.80	13.90	7.77
2009		7.15	3.65	93.50	47.08	15.42	7.06
2008		11.66	3.76	146.28	50.57	24.38	6.67
2007		12.96	5.67	178.83	72.92	28.49	8.37
2006		7.2	3.775	92.64	47.40	9.15	4.58
2005		3.90	2.75	50.58	35.55	4.66	3.25
___________
Source: Bloomberg

ITEM 10.	ADDITIONAL INFORMATION

	A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

All other actions taken by the shareholders, including the appointment and removal of our directors and supervisors and the declaration of cash dividend payments, will be decided by an ordinary resolution of the shareholders. The listing agreement between us and the Hong Kong Stock Exchange (the ‘‘Listing Agreement’’) provided that we may not permit amendments to certain sections of the articles of association which have been mandated by the Hong Kong Stock Exchange. These sections include provisions relating to:

•	varying the rights of existing classes of shares;

•	voting rights;

•	our power to purchase our own shares;

•	rights of non-controlling shareholders; and

•	procedure on liquidation.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4.  Information on the Company”, “Item 7 - Major Shareholders and Related Party Transactions” or elsewhere in this Form 20-F.

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

On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar.  Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies.  This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar.  Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. On January 4, 2006, the PBOC authorized the China Foreign Exchange Trade System to publish the exchange rate of the RMB against the US dollar, the euro, the Japanese yen, and the HK dollar at 9:15 am of each business day, which would be the medium exchange rate of RMB for transactions on the interbank spot foreign exchange market (over-the-counter transactions and automatic price-matching transactions) as well as transactions over bank counters. On June 19, 2010, the PRC government decided to further promote the Renminbi exchange rate formation mechanism, and enhance the flexibility of RMB exchange rate.  Any significant fluctuation of exchange rate  of the Renminbi against US dollars and Hong Kong dollars may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. We cannot assure you that the fluctuation of exchange rate of the Renminbi against US dollars or other foreign currencies would not have a material and adverse effect on our operation and financial condition in the future. Information relating to the exchange risk, exchange rate and hedging activities is presented in “Item 11. Qualitative and Quantitative Disclosures about Market risk — Foreign Exchange Rate Risk”.

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

Foreign Enterprises

In accordance with the new Enterprise Income Tax Law and its implementation rules that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid by PRC companies to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or place of business in China or whose dividends from China do not relate to their establishment or place of business in China, are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the dividends are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Dividends, bonuses and other return based on equity investment that a non-resident enterprise with establishment or place of business in China receives from a resident enterprise and that have actual connection with such establishment or place of business are also exempted from any PRC withholding tax, except of those derived from the publicly traded shares which have been held continuously by the non-resident enterprises for less than 12 months. Chinese resident enterprises are required to withhold PRC enterprise income tax at the rate of 10% on dividends paid for 2008 and later years' earnings payable to their respective H Shares holders that are “non-resident enterprises,” except for those holders whose dividend income is not subject to PRC enterprise income tax pursuant to PRC governmental approval.

Tax Treaties

Holders resident in countries which have entered into avoidance of double taxation treaties or arrangements with the PRC may be entitled to a reduction or exemption of the withholding tax imposed on the payment of dividends. The PRC currently has avoidance of double taxation treaties or arrangements with a number of other countries/jurisdictions , which include Australia, Canada, France, Germany, Hong Kong, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

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

Taxation of Capital Gains

In accordance with the new Enterprise Income Tax Law effective from January 1, 2008, and its implementation rules, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas-listed shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax.

PRC Stamp Tax Considerations

Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October 1988, PRC stamp tax should not be imposed on the transfer of shares of H Shares or ADSs of PRC publicly traded companies..

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

Commodity Price Risk

We engage in oil and gas operations and are exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on us. We use derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of

December 31, 2010 we had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. As of December 31, 2010, the fair value assets and fair value liabilities of these derivative financial instruments were RMB335 million and RMB1,204 million, respectively.

As of December 31, 2010, it is estimated that a general increase/decrease of US$10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase our net income and retained earnings by approximately RMB229 million, and decrease/increase our other reserves by approximately RMB1,066 million. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to our derivative financial instruments at that date with exposure to commodity price risk.

Foreign Exchange Rate Risk

The Renminbi is not a freely convertible currency. With the authorization from the PRC government, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on July 21, 2005. On June 19, 2010, the PRC government decided to further promote the Renminbi exchange rate formation mechanism, and enhance the flexibility of RMB exchange rate. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2010 and 2009. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2010 and 2009. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

(RMB equivalent in millions, except exchange rate)
	As of December 31, 2010
	Expected Maturity Date						Total carrying amount	Fair value
	2011	2012	2013	2014	2015	Thereafter
Assets
Cash and cash equivalent
In US Dollar	428	-	-	-	-	-	428	428
In HK Dollar	31	-	-	-	-	-	31	31
In Japanese Yen	10	-	-	-	-	-	10	10
In Euro	103	-	-	-	-	-	103	103
Time deposits with financial institutions
In US Dollar	3	-	-	-	-	-	3	3

Liabilities
Debts in US Dollar
Fixed rate	113	55	55	55	55	216	549	564
Average interest rate	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	18,979	3	3	4	3	3	18,992	18,992
Average interest rate(1)	1.6%	4.9%	4.9%	4.9%	4.9%	4.9%
Debts in Japanese Yen
Fixed rate	85	85	85	85	85	619	1,044	1,172
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	223	223	-	-	-	-	446	446
Average interest rate(1)	2.9%	2.9%	-	-	-	-
Debts in HK Dollar
Fixed rate	-	-	-	10,667	-	-	10,667	10,667
Average interest rate	-	-	-	4.2%	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in Euro
Fixed rate	27	-	-	-	-	-	27	27
Average interest rate	6.6%	-	-	-	-	-

__________________________
(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2010.

(RMB equivalent in millions, except exchange rate)

	As of December 31, 2009
	Expected Maturity Date						Total carrying amount	Fair value
	2010	2011	2012	2013	2014	Thereafter
Assets
Cash and cash equivalent
In US Dollar	2,184	-	-	-	-	-	2,184	2,184
In HK Dollar	149	-	-	-	-	-	149	149
In Japanese Yen	14	-	-	-	-	-	14	14
In Euro	129	-	-	-	-	-	129	129
Time deposits with financial institutions
In US Dollar	4	-	-	-	-	-	4	4

Liabilities
Debts in US Dollar
Fixed rate	1,108	71	57	57	57	279	1,629	1,644
Average interest rate	1.0%	1.5%	1.4%	1.4%	1.4%	1.4%
Variable rate	18,216	6,900	4	3	4	2	25,129	25,129
Average interest rate(2)	1.4%	2.4%	4.9%	4.9%	4.9%	4.9%
Debts in Japanese Yen
Fixed rate	104	74	74	74	74	654	1,054	1,172
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	202	202	202	-	-	-	606	606
Average interest rate(2)	2.9%	2.9%	2.9%	-	-	-
Debts in HK Dollar
Fixed rate	-	-	-	-	10,371	-	10,371	10,371
Average interest rate	-	-	-	-	4.2%	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(2)	-	-	-	-	-	-
Debts in Euro
Fixed rate	85	31	-	-	-	-	116	120
Average interest rate	6.6%	6.6%	-	-	-	-
__________________________
(2) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2009.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates on our short-term and long-term debts. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding floating rate borrowings.

Our debts consist of fixed and variable rate debt obligations with original maturities ranging from one to 22 years. Fluctuations in interest rates can lead to significant fluctuations in the fair values of our debt obligations.

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2010 and 2009.

(RMB equivalent in millions, except exchange rate)
	As of December 31, 2010
	Expected Maturity Date						Total carrying amount	Fair value
	2011	2012	2013	2014	2015	Thereafter
Assets
Cash and cash equivalent
In Renminbi	16,436	-	-	-	-	-	16,436	16,436
In US Dollar	428	-	-	-	-	-	428	428
In HK Dollar	31	-	-	-	-	-	31	31
In Japanese Yen	10	-	-	-	-	-	10	10
In Euro	103	-	-	-	-	-	103	103
Time deposits with financial institutions

In Reminbi	1,129	-	-	-	-	-	1,129		1,129
In US Dollar	3	-	-	-	-	-	3		3

Liabilities
Debts in Reminbi
Fixed rate	12,855	38,580	60	29,513	11,143	61,360	153,511	(2)	152,360
Average interest rate	3.2%	3.0%	3.0%	3.0%	4.5%	2.0%
Variable rate	3,545	4,210	15,305	1,078	529	-	24,667		24,667
Average interest rate(1)	5.1%	5.1%	5.1%	6.0%	6.0%	-
Debts in US Dollar
Fixed rate	113	55	55	55	55	216	549		564
Average interest rate	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	18,979	3	3	4	3	-	18,992		18,992
Average interest rate(1)	1.6%	4.9%	4.9%	4.9%	4.9%	-
Debts in Japanese Yen
Fixed rate	85	85	85	85	85	619	1,044		1,172
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	223	223	-	-	-	-	446		446
Average interest rate(1)	2.9%	2.9%	-	-	-	-
Debts in HK Dollar
Fixed rate	-	-	-	10,667	-	-	10,667		10,667
Average interest rate	-	-	-	4.2%	-	-
Variable rate	-	-	-	-	-	-	-		-
Average interest rate(1)	-	-	-	-	-	-
Debts in Euro
Fixed rate	27	-	-	-	-	-	27		27
Average interest rate	6.6%	-	-	-	-	-
__________________________
(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2010.

(2) Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(RMB equivalent in millions, except exchange rate)
	As of December 31, 2009
	Expected Maturity Date						Total carrying amount		Fair value
	2010	2011	2012	2013	2014	Thereafter
Assets
Cash and cash equivalent
In Renminbi	6,306	-	-	-	-	-	6,306		6,306
In US Dollar	2,184	-	-	-	-	-	2,184		2,184
In HK Dollar	149	-	-	-	-	-	149		149
In Japanese Yen	14	-	-	-	-	-	14		14
In Euro	129	-	-	-	-	-	129		129
Time deposits with financial institutions
In Reminbi	1,232	-	-	-	-	-	1,232		1,232
In US Dollar	4	-	-	-	-	-	4		4

Liabilities
Debts in Renminbi
Fixed rate	50,947	192	38,580	60	28,392	52,364	170,535	(4)	169,730
Average interest rate	2.8%	2.8%	2.8%	2.5%	2.5%	1.6%
Variable rate	4,554	3,513	4,108	5,200	1,126	-	18,501		18,501
Average interest rate(3)	5.4%	5.2%	5.2%	5.3%	5.2%	-
Debts in US Dollar
Fixed rate	1,108	71	57	57	57	279	1,629		1,644
Average interest rate	1.0%	1.5%	1.4%	1.4%	1.4%	1.4%
Variable rate	18,216	6,900	4	3	4	2	25,129		25,129
Average interest rate(3)	1.4%	2.4%	4.9%	4.9%	4.9%	4.9%
Debts in Japanese Yen
Fixed rate	104	74	74	74	74	654	1,054		1,172
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	202	202	202	-	-	-	606		606
Average interest rate(3)	2.9%	2.9%	2.9%	-	-	-
Debts in HK Dollar
Fixed rate	-	-	-	-	10,371	-	10,371		10,371
Average interest rate	-	-	-	-	4.2%	-
Variable rate	-	-	-	-	-	-	-		-

Average interest rate(3)	-	-	-	-	-	-
Debts in Euro
Fixed rate	85	31	-	-	-	-	116	120
Average interest rate	6.6%	6.6%	-	-	-	-
__________________________
(3) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2009.

(4) Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

	A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Under the terms of the Deposit Agreement for China Petroleum & Chemical Corporation’s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:

Services	Fees
Issuance of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of securities other than ADSs or rights to purchase additional ADSs	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

•	Taxes (including relevant interests and fines) and other governmental charges;

•
such registration fees as may from time to time be in effect, for the registration of deposited securities in the register of members, or for the registration of transfers of deposited securities to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals;

•	such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement;

•	such expenses as are incurred by the Depositary in the conversion of foreign currency;

•	such expenses as are incurred with the compliance with the foreign currency control, ADSs and other deposited securities related laws, regulations and rules; and

•
any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, Depositary, or the agents of the Custodian or Depositary, in connection with the servicing of deposited securities.

Depositary Payments for the Year 2010

In 2010, Citibank, N.A., the Depositary for our ADR program, provided reimbursement for our expenses related to the listing and investor’ relations activities, etc. as follows:

•	reimbursement of application fees: US$50,733.56

•	reimbursement of data infrastructure fees: US$4,416.04

•	reimbursement of proxy procedure fees: US$164,126.93

•	reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency) : US$274,085.66

•	the accounting committee and accounting standard committee of public company: US$22,656.09

•	Total: US$516,018.28

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

	A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities & Exchange Act of 1934 (the "Exchange Act"), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal officer, as appropriate, to allow for timely decisions regarding required disclosure.   Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2010 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2010. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010 based on these criteria.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Petroleum & Chemical Corporation:

We have audited China Petroleum & Chemical Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. China Petroleum & Chemical Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Petroleum & Chemical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 25, 2011 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG
Hong Kong, China
March 25, 2011

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2010, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Wu Xiaogen qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F.  Mr. Wu was appointed as an independent non-executive director and a member of the audit committee of the fourth board of our company in 2010. For Mr. Wu’s biographical information, see "Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management."

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2009 and 2010:

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2009	RMB84 million	—	—	—
2010	RMB80 million	—	—	—

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

1.2 **
Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on May 22, 2009 (English translation), incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010 (File Number: 001-15138).

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

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Petroleum & Chemical Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 25, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG
Hong Kong, China
March 25, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Operating revenues
Sales of goods		1,413,203	1,315,915	1,876,758
Other operating revenues	3	31,088	29,137	36,424
		1,444,291	1,345,052	1,913,182

Other income	4	50,857	—	—

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,270,586)	(980,564)	(1,482,484)
Selling, general and administrative expenses	5	(39,420)	(40,539)	(51,048)
Depreciation, depletion and amortization		(49,541)	(54,016)	(59,223)
Exploration expenses, including dry holes		(8,310)	(10,545)	(10,955)
Personnel expenses	6	(23,408)	(28,895)	(33,672)
Taxes other than income tax	7	(57,214)	(132,884)	(157,189)
Other operating expenses, net	8	(8,088)	(6,910)	(13,607)
Total operating expenses		(1,456,567)	(1,254,353)	(1,808,178)
Operating income		38,581	90,699	105,004

Finance costs
Interest expense	9	(12,842)	(7,609)	(7,972)
Interest income		466	277	660
Unrealized gain / (loss) on embedded derivative component of the Convertible Bonds	24(c)	3,947	(218)	(127)
Foreign currency exchange losses		(958)	(345)	(609)
Foreign currency exchange gains		3,278	429	1,074
Net finance costs		(6,109)	(7,466)	(6,974)
Investment income		390	374	273
Income from associates and jointly controlled entities		580	2,997	5,390
Earnings before income tax		33,442	86,604	103,693
Tax expense	10	(3,624)	(19,599)	(25,689)
Net income		29,818	67,005	78,004

Attributable to:
Equity shareholders of the Company		31,199	63,147	71,800
Non-controlling interests		(1,381)	3,858	6,204
Net income		29,818	67,005	78,004

Earnings per share:
Basic	12	0.36	0.73	0.83
Diluted	12	0.32	0.72	0.82

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in millions)

		Years ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB

Net income		29,818	67,005	78,004

Other comprehensive income for the year (after tax and reclassification adjustments)	11
Cash flow hedges		—	54	(221)
Available-for-sale securities		(232)	(175)	(9)
Share of other comprehensive income of associates		(2,206)	806	(533)
Foreign currency translation differences		(106)	(4)	(1,360)
Total other comprehensive income		(2,544)	681	(2,123)

Total comprehensive income for the year		27,274	67,686	75,881

Attributable to:
Equity shareholders of the Company		28,821	63,867	69,793
Non-controlling interests		(1,547)	3,819	6,088
Total comprehensive income for the year		27,274	67,686	75,881

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(Amounts in millions)

		December 31,
	Note	2009	2010
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		8,782	17,008
Time deposits with financial institutions		1,236	1,132
Trade accounts receivable, net	13	26,592	43,093
Bills receivable		2,110	15,950
Inventories	14	141,727	156,546
Prepaid expenses and other current assets	15	21,032	26,500
Total current assets		201,479	260,229
Non-current assets
Property, plant and equipment, net	16	484,815	540,700
Construction in progress	17	120,375	89,599
Goodwill	18	14,072	8,207
Interest in associates	19	18,162	22,815
Interest in jointly controlled entities	20	13,928	20,199
Investments	21	2,174	2,075
Deferred tax assets	23	13,975	15,516
Lease prepayments		16,238	19,464
Long-term prepayments and other assets	22	13,045	16,350
Total non-current assets		696,784	734,925
Total assets		898,263	995,154
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	24	59,350	17,019
Loans from Sinopec Group Company and its affiliates	24	15,866	18,809
Trade accounts payable	25	96,762	132,528
Bills payable	25	23,111	3,818
Accrued expenses and other payables	26	117,798	153,478
Income tax payable		3,034	10,754
Total current liabilities		315,921	336,406
Non-current liabilities
Long-term debts	24	110,918	136,465
Loans from Sinopec Group Company and its affiliates	24	41,807	37,610
Deferred tax liabilities	23	9,707	15,017
Provisions	27	11,860	15,573
Other liabilities		3,234	3,715
Total non-current liabilities		177,526	208,380
Total liabilities		493,447	544,786
Equity
Share capital	28	86,702	86,702
Reserves	29	292,238	332,345
Total equity attributable to equity shareholders of the Company		378,940	419,047
Non-controlling interests		25,876	31,321
Total equity		404,816	450,368
Total liabilities and equity		898,263	995,154

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008, as previously reported	86,702	(22,652)	18,072	37,797	27,000	3,564	157,414	307,897	25,325	333,222
Adjustment for the Acquisition of SSI (Note 1)	—	—	—	—	—	236	—	236	196	432
Balance as of January 1, 2008, as adjusted	86,702	(22,652)	18,072	37,797	27,000	3,800	157,414	308,133	25,521	333,654
Net income	—	—	—	—	—	—	31,199	31,199	(1,381)	29,818
Other comprehensive income:
Available-for-sale securities	—	—	—	—	—	(114)	—	(114)	(118)	(232)
Share of other comprehensive income of associates	—	—	—	—	—	(2,206)	—	(2,206)	—	(2,206)
Foreign currency translation differences	—	—	—	—	—	(58)	—	(58)	(48)	(106)
Total other comprehensive income	—	—	—	—	—	(2,378)	—	(2,378)	(166)	(2,544)
Total comprehensive income for the year	—	—	—	—	—	(2,378)	31,199	28,821	(1,547)	27,274
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Issuance of the Bonds with Warrants (Note 24 (d))	—	6,879	—	—	—	—	—	6,879	—	6,879
Final dividend for 2007	—	—	—	—	—	—	(9,971)	(9,971)	—	(9,971)
Interim dividend for 2008	—	—	—	—	—	—	(2,601)	(2,601)	—	(2,601)
Adjustment of statutory surplus reserve	—	—	—	1,189	—	—	(1,189)	—	—	—
Appropriation (Note 29(c))	—	—	—	4,092	20,000	—	(24,092)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,430	(1,430)	—	—	—
Distribution to Sinopec Group Company	—	(202)	—	—	—	(958)	—	(1,160)	—	(1,160)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(1,152)	(1,152)
Total contributions by and distributions to owners	—	6,677	—	5,281	20,000	472	(39,283)	(6,853)	(1,152)	(8,005)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(318)	—	—	—	—	—	(318)	(617)	(935)
Total transactions with owners:	—	6,359	—	5,281	20,000	472	(39,283)	(7,171)	(1,769)	(8,940)
Realization of deferred tax on lease prepayments	—	—	—	—	—	(6)	6	—	—	—
Balance as of December 31, 2008	86,702	(16,293)	18,072	43,078	47,000	1,888	149,336	329,783	22,205	351,988

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attribtable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	86,702	(16,293)	18,072	43,078	47,000	1,888	149,336	329,783	22,205	351,988
Net income	—	—	—	—	—	—	63,147	63,147	3,858	67,005
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	54	—	54	—	54
Available-for-sale securities	—	—	—	—	—	(138)	—	(138)	(37)	(175)
Share of other comprehensive income of associates	—	—	—	—	—	806	—	806	—	806
Foreign currency translation differences	—	—	—	—	—	(2)	—	(2)	(2)	(4)
Total other comprehensive income	—	—	—	—	—	720	—	720	(39)	681
Total comprehensive income for the year	—	—	—	—	—	720	63,147	63,867	3,819	67,686
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2008	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2009	—	—	—	—	—	—	(6,069)	(6,069)	—	(6,069)
Appropriation (Note 29 (c) and (d))	—	—	—	4,953	20,000	—	(24,953)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,387	(1,387)	—	—	—
Transfer from other reserves to capital reserve	—	(1,551)	—	—	—	1,551	—	—	—	—
Consideration for the Acquisition of the Acquired Group (Note 1)	—	—	—	—	—	(771)	—	(771)	—	(771)
Distribution to Sinopec Group Company	—	(49)	—	—	—	—	—	(49)	—	(49)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(144)	(144)
Total contributions by and distributions to owners	—	(1,600)	—	4,953	20,000	2,167	(40,212)	(14,692)	(144)	(14,836)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(18)	—	—	—	—	—	(18)	(4)	(22)
Total transactions with owners	—	(1,618)	—	4,953	20,000	2,167	(40,212)	(14,710)	(148)	(14,858)
Realization of deferred tax on lease prepayments	—	—	—	—	—	(8)	8	—	—	—
Balance as of December 31, 2009	86,702	(17,911)	18,072	48,031	67,000	4,767	172,279	378,940	25,876	404,816

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (CONTINUED)
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	86,702	(17,911)	18,072	48,031	67,000	4,767	172,279	378,940	25,876	404,816
Net income	—	—	—	—	—	—	71,800	71,800	6,204	78,004
Other comprehensive income:
Cash flow hedges	—	—	—	—	—	(221)	—	(221)	—	(221)
Available-for-sale securities	—	—	—	—	—	(9)	—	(9)	—	(9)
Share of other comprehensive income of associates	—	—	—	—	—	(533)	—	(533)	—	(533)
Foreign currency translation differences	—	—	—	—	—	(1,244)	—	(1,244)	(116)	(1,360)
Total other comprehensive income	—	—	—	—	—	(2,007)	—	(2,007)	(116)	(2,123)
Total comprehensive income for the year	—	—	—	—	—	(2,007)	71,800	69,793	6,088	75,881
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Warrants exercised	—	—	2	—	—	—	—	2	—	2
Expiry of warrants	—	(6,879)	6,879	—	—	—	—	—	—	—
Final dividend for 2009	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2010	—	—	—	—	—	—	(6,936)	(6,936)	—	(6,936)
Appropriation (Note 29 (c) and (d))	—	—	—	6,680	20,000	—	(26,680)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,672	(1,672)	—	—	—
Transfer from other reserves to capital reserve	—	(8,310)	—	—	—	8,310	—	—	—	—
Consideration for the Acquisition of SSI (Note 1)	—	—	—	—	—	(13,177)	—	(13,177)	—	(13,177)
Distribution to Sinopec Group Company	—	(29)	—	—	—	—	—	(29)	—	(29)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(643)	(643)
Total contributions by and distributions to owners	—	(15,218)	6,881	6,680	20,000	(3,195)	(44,825)	(29,677)	(643)	(30,320)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(9)	—	—	—	—	—	(9)	—	(9)
Total transactions with owners	—	(15,227)	6,881	6,680	20,000	(3,195)	(44,825)	(29,686)	(643)	(30,329)
Realization of deferred tax on lease prepayments	—	—	—	—	—	(8)	8	—	—	—
Appropriation to safety production fund (Note 29(h))	—	—	—	—	—	1,325	(1,325)	—	—	—
Balance as of December 31, 2010	86,702	(33,138)	24,953	54,711	87,000	882	197,937	419,047	31,321	450,368

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in millions)

		Years ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	86,443	165,513	170,333
Investing activities
Capital expenditure		(102,946)	(107,487)	(106,371)
Exploratory wells expenditure		(8,380)	(8,708)	(7,392)
Purchase of investments, investments in associates and investments in jointly controlled entities		(3,089)	(3,240)	(11,310)
Proceeds from disposal of investments and investments in associates		1,366	504	1,687
Proceeds from disposal of property, plant and equipment		265	594	16,126
Purchase of time deposits with financial institutions		(1,442)	(2,304)	(3,522)
Proceeds from maturity of time deposits with financial institutions		1,358	1,820	3,626
Interest received		467	277	660
Investment and dividend income received		3,682	1,133	1,335
Payments for settlement of derivative financial instruments		(5,490)	(3,197)	(5,273)
Proceeds from settlement of derivative financial instruments		5,921	3,253	4,646
Net cash used in investing activities		(108,288)	(117,355)	(105,788)
Financing activities
Proceeds from issuance of corporate bonds		15,000	61,000	21,000
Proceeds from issuance of convertible bonds, net of issuance costs		29,850	—	—
Proceeds from issuance of shares		—	—	2
Proceeds from bank and other loans		1,192,978	781,212	663,491
Repayments of corporate bonds		(10,000)	(15,000)	(31,000)
Repayments of bank and other loans		(1,177,859)	(850,683)	(672,804)
Distributions by subsidiaries to non-controlling interests		(2,188)	(858)	(1,051)
Contributions to subsidiaries from non-controlling interests		1,137	714	408
Acquisitions of non-controlling interests of subsidiaries		(598)	(213)	—
Dividend paid		(13,530)	(13,559)	(16,391)
Interest paid		(12,263)	(7,762)	(6,739)
Distributions to Sinopec Group Company		(2,180)	(1,262)	(13,210)
Net cash generated from /(used in) financing activities		20,347	(46,411)	(56,294)
Net (decrease) / increase in cash and cash equivalents		(1,498)	1,747	8,251
Cash and cash equivalents as of January 1		8,618	7,040	8,782
Effect of foreign currency exchange rate changes		(80)	(5)	(25)
Cash and cash equivalents as of December 31		7,040	8,782	17,008

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in millions)
(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Operating activities
Earnings before income tax	33,442	86,604	103,693
Adjustment for:
Depreciation, depletion and amortization	49,541	54,016	59,223
Dry hole costs	4,236	4,761	4,986
Income from associates and jointly controlled entities	(580)	(2,997)	(5,390)
Investment income	(390)	(374)	(273)
Interest income	(466)	(277)	(660)
Interest expense	12,842	7,609	7,972
Unrealized gain on foreign currency exchange rate changes and derivative financial instruments	(2,390)	(81)	(438)
Gain on disposal of property, plant and equipment, net	(231)	(211)	(253)
Impairment losses on long-lived assets	8,500	7,285	14,477
Unrealized (gain) / loss on embedded derivative component of the Convertible Bonds	(3,947)	218	127
	100,557	156,553	183,464
Decrease / (increase) in trade accounts receivable	10,818	(13,467)	(16,500)
Decrease / (increase) in bills receivable	9,273	1,568	(13,840)
Decrease / (increase) in inventories	21,058	(45,606)	(14,819)
(Increase) / decrease in prepaid expenses and other current assets	(10,856)	13,989	(7,062)
Increase in lease prepayments	(2,600)	(5,073)	(3,226)
Decrease in long-term prepayments and other assets	1,930	4,378	2,831
(Decrease) / increase in trade accounts payable	(36,809)	40,943	35,765
Increase / (decrease) in bills payable	6,323	4,353	(19,293)
Increase in accrued expenses and other payables	11,006	13,417	37,318
Increase / (decrease) in other liabilities	442	503	(147)
	111,142	171,558	184,491
Income tax paid	(24,699)	(6,045)	(14,158)
Net cash generated from operating activities	86,443	165,513	170,333

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

Pursuant to the resolution passed at the Directors’ meeting on March 26, 2010, the Group acquired 55% equity interests of Sonangol Sinopec International Limited (“SSI”) from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company, and assumed the shareholder’s loans of USD 292 provided by SOOGL to SSI, for a total cash consideration of USD 2,259 (hereinafter referred to as the “Acquisition of SSI”). SSI is engaged in the oil and gas operations in the Republic of Angola (“Angola”).

As the Group, the Acquired Group and SSI are under the common control of Sinopec Group Company, the Acquisition of the Acquired Group and the Acquisition of SSI have been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Group and SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to these acquisitions have been restated to include the results of operations and the assets and liabilities of the Acquired Group and SSI on a combined basis. The differences between the total considerations paid over the amounts of the net assets of the Acquired Group and SSI were RMB 1,551 and RMB 8,310, respectively, which were accounted for as equity transactions.

The financial condition and the results of operation previously reported by the Group as of and for the years ended December 31, 2008 and 2009 have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis as set out below.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	The Group, as previously reported	SSI	Elimination*	The Group, as restated
	RMB	RMB	RMB	RMB
2008
Results of operation:
Operating revenues	1,444,291	16,869	(16,869)	1,444,291
Net income attributable to the equity shareholders of the Company	28,525	2,674	—	31,199
Basic earnings per share	0.33	—	—	0.36
Diluted earnings per share	0.29	—	—	0.32

2009
Results of operation:
Operating revenues	1,345,052	10,973	(10,973)	1,345,052
Net income attributable to the equity shareholders of the Company	61,760	1,387	—	63,147
Basic earnings per share	0.71	—	—	0.73
Diluted earnings per share	0.71	—	—	0.72

Financial condition:
Current assets	201,280	1,186	(987)	201,479
Total assets	877,842	21,408	(987)	898,263
Current liabilities	313,419	3,489	(987)	315,921
Total liabilities	478,989	15,445	(987)	493,447
Total equity attributable to equity shareholders of the Company	375,661	3,279	—	378,940

*
SSI sold its crude oil to the Group. The transactions between the Group and the SSI have been eliminated on combination. All other significant balances and transactions between the Group and SSI have been eliminated on combination.

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 25, 2011.

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. There have been no significant changes to the accounting policy applied in these financial statements for the years presented as a result of these developments.

The Group has not adopted any other new standard or interpretation that is not yet effective for the current accounting period (Note 37).

In prior years, investment and dividend income received, and interest received and paid were classified as operating activities in the consolidated statements of cash flows. Since 2010, investment and dividend income and interest received are classified as investing activities, and interest paid are classified as financing activities, in the consolidated statement of cash flows. The change is to align the presentation with the Group’s financial statements prepared in accordance with the PRC accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”) issued by the Ministry of Finance of the PRC (“MOF”). This change has been applied retrospectively.

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statements of equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of income and consolidated statements of comprehensive income as an allocation of the total net income or loss and total comprehensive income or loss for the year between non-controlling interests and the equity shareholders of the Company.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(b)       Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the “finance costs” section of the consolidated statements of income.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated statements of income when the profit or loss on disposal is recognized.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

(g)      Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalized. The cost of exploratory wells is initially capitalized as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalized costs relating to proved properties are amortized at the field level on a unit-of-production method. The amortization rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognized in the consolidated statements of income as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognized in the consolidated statements of income.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

(w)      Research and development expense

 Research and development expenditures are expensed in the period in which they are incurred.  Research and development expense amounted to RMB 3,427, RMB 3,816 and RMB 4,835 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

3.       OTHER OPERATING REVENUES

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Sale of materials, service and others	30,597	28,749	36,032
Rental income	491	388	392
	31,088	29,137	36,424

4.       OTHER INCOME

During the year ended December 31, 2008, the Group recognized grant income of RMB 50,857. The government grant was for compensation of losses incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilize the supply in the PRC refined petroleum product market during the respective years. There were no unfulfilled conditions and other contingencies attached to the receipts of such grant. The Group did not receive government grant during the year ended December 31, 2009 and 2010.

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Operating lease charges	6,993	7,564	10,452
Impairment losses
- trade accounts receivable	143	70	48
- other receivables	85	222	308

6.	PERSONNEL EXPENSES

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Salaries, wages and other benefits	20,535	24,248	28,825
Contributions to retirement schemes (Note 32)	2,873	4,647	4,847
	23,408	28,895	33,672

7.	TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Consumption tax (i)	17,868	110,206	117,928
Special oil income levy (ii)	32,823	7,145	19,760
City construction tax (iii)	3,363	9,212	11,277
Education surcharge	1,838	5,043	6,339
Resources tax	857	857	1,318
Business tax	465	421	567
	57,214	132,884	157,189

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Note:

(i)
Before January 1, 2009, consumption tax is levied on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil at a rate of RMB 277.6 per tonne, RMB 117.6 per tonne, RMB 277.0 per tonne, RMB 256.4 per tonne, RMB 225.2 per tonne, RMB 101.5 per tonne and RMB 124.6 per tonne, respectively. Effective from January 1, 2009, the consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8.       OTHER OPERATING EXPENSES, NET

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Fines, penalties and compensations	106	159	69
Donations	104	174	177
Gain on disposal of property, plant and equipment, net	(231)	(211)	(253)
Impairment losses on long-lived assets (i)	8,500	7,285	14,477
Net realized and unrealized (gains) / losses on derivative financial instruments not qualified as hedging	(776)	(82)	55
Ineffective portion of change in fair value of cash flow hedges	54	16	(16)
Others	331	(431)	(902)
	8,088	6,910	13,607

Note:

(i)
The primary factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 5,991 for the year ended December 31, 2008, that comprised of impairment losses of RMB 4,600 on property, plant and equipment and RMB 1,391 on goodwill in respect of Sinopec Zhongyuan cash generating unit, was downward reserves estimation for certain oil fields resulting from lower oil and gas pricing. The primary factor resulting in the E&P segment impairment losses of RMB 1,595 and RMB 1,889 on property, plant and equipment (Note 16) for the years ended December 31, 2009 and 2010, respectively, and impairment losses of RMB 1,361 on goodwill in respect of Dynamic cash generating unit (Note 18) for the year ended December 31, 2010 was unsuccessful development drilling and high operating and development costs for certain small oil fields. The recoverable amounts were determined based on the present values of the expected future cash flows of the asset or cash generating unit using a pre-tax discount rate of 12.0%, 13.5% and 15.6% for the years ended December 31, 2008, 2009 and 2010, respectively. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the asset or cash generating unit and had an impact on the recognition of impairment.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Impairment losses recognized for the chemicals segment were RMB 1,511, RMB 3,807 and RMB 5,121 for the years ended December 31, 2008, 2009 and 2010, respectively, and comprised of impairment losses of RMB 1,511, RMB 3,728 and RMB 2,953 on property, plant and equipment (Note 16) for the years ended December 31, 2008, 2009 and 2010, respectively, impairment losses of RMB 79 on other long-term assets for the year ended December 31, 2009, and impairment losses of RMB 2,168 on goodwill primarily in respect of Sinopec Qilu cash generating unit (Note 18) for the year ended December 31, 2010. Impairment losses recognized for refining segment were RMB 270, RMB 396 and RMB 4,902 for the years ended December 31, 2008, 2009 and 2010, respectively, and comprised of impairment losses of RMB 270, RMB 377 and RMB 1,649 on property, plant and equipment (Note 16) for the years ended December 31, 2008, 2009 and 2010, respectively, impairment loss of RMB 2,737 on goodwill in respect of Sinopec Yangzi cash generating unit (Note 18) for the year ended December 31, 2010, and impairment losses of RMB 19 and RMB 516 on construction in progress (Note 17) for the years ended December 31, 2009 and 2010, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The recoverable amounts were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities or cash generating unit using the pre-tax discount rates ranging from 10.4% to 11.5%, 11.2% to 12.1%, and 15.2% to 15.9% for the years ended December 31, 2008, 2009 and 2010, respectively. The primary factor resulting in the impairment losses on property, plant and equipment of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognized on long-lived assets of the marketing and distribution segment of RMB 709, RMB 1,479 and RMB 1,183 for the years ended December 31, 2008, 2009 and 2010, respectively, and comprised of impairment losses of RMB 698, RMB 1,425 and RMB 1,055 on property, plant and equipment (Note 16) for the years ended December 31, 2008, 2009 and 2010, respectively, and impairment losses of RMB 11, RMB 54 and RMB 128 on construction in progress (Note 17) for the years ended December 31, 2008, 2009 and 2010, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years.  In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

9.       INTEREST EXPENSE

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Interest expense incurred	13,978	9,783	8,664
Less: Interest expense capitalized*	(1,584)	(2,621)	(1,266)
	12,394	7,162	7,398
Accretion expenses (Note 27)	448	447	574
Interest expense	12,842	7,609	7,972
* Interest rates per annum at which borrowing costs were Capitalized for construction in progress	3.8% to 7.1%	3.0% to 6.8%	3.0% to 6.5%

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

10.       INCOME TAX

Income tax in the consolidated statements of income represents:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current tax
- Provision for the year	4,102	19,229	22,177
- Under/(over)-provision in prior years	216	(512)	(299)
Deferred taxation (Note 23)	(694)	882	3,811
	3,624	19,599	25,689

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Earnings before income tax	33,442	86,604	103,693
Expected PRC income tax expense at statutory tax rates of 25%	8,361	21,651	25,923
Tax effect of differential tax rate (i)	1,212	(1,621)	(1,525)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (i)	3,632	2,006	2,639
Tax effect of non-deductible expenses	865	326	2,361
Tax effect of non-taxable income	(11,209)	(1,686)	(1,839)
Tax effect of utilization of previously unrecognized tax losses	(401)	(683)	(1,663)
Tax effect of tax losses not recognized	948	118	92
Under/(over)-provision in prior years	216	(512)	(299)
Actual income tax expense.	3,624	19,599	25,689

Note:
(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates of 15% or 22%, and the foreign operation in Angola that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

11       OTHER COMPREHENSIVE INCOME

(a) Tax effects relating to each component of other comprehensive income

	Years ended December 31,
	2008			2009			2010
	Before-tax amount	Tax benefit	Net-of-tax amount	Before-tax amount	Tax (expense)/benefit	Net-of-tax amount	Before-tax amount	Tax benefit	Net-of-tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges	—	—	—	65	(11)	54	(263)	42	(221)
Available-for-sale securities	(296)	64	(232)	(227)	52	(175)	(9)	—	(9)
Share of other comprehensive income of associates	(2,206)	—	(2,206)	806	—	806	(533)	—	(533)
Foreign currency translation differences	(106)	—	(106)	(4)	—	(4)	(1,360)	—	(1,360)
Other comprehensive income	(2,608)	64	(2,544)	640	41	681	(2,165)	42	(2,123)

(b) Reclassification adjustments relating to components of other comprehensive income

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	662	(2,058)	(682)
Amounts transferred to initial carrying amount of hedged items	—	257	53
Reclassification adjustments for amounts transferred to the cost of inventories for the year	(662)	1,866	366
Net deferred tax (expense)/benefit recognized in other comprehensive income	—	(11)	42
Net movement during the year recognized in other comprehensive income	—	54	(221)

Available-for-sale securities:
Changes in fair value recognized during the year	(132)	(1)	(6)
Gain on disposal transferred to the consolidated statements of income	(164)	(226)	(3)
Net deferred tax benefit recognized in other comprehensive income	64	52	—
Net movement during the year recognized in other comprehensive income	(232)	(175)	(9)
Share of other comprehensive income of associates:
Net movement during the year recognized in other comprehensive income	(2,206)	806	(533)

Foreign currency translation differences:
Net movement during the year recognized in other comprehensive income	(106)	(4)	(1,360)

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

12.	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2008, 2009 and 2010 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 31,199, RMB 63,147 and RMB 71,800, respectively, and the weighted average number of the shares of 86,702,439,000, 86,702,439,000 and 86,702,513,472, respectively. The calculation of diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 28,022, RMB 63,523 and RMB 72,021, respectively, and the weighted average number of the shares of 87,789,799,595, 87,789,799,595, and 87,789,874,067, respectively, calculated as follows:

(i)       Net income attributable to ordinary equity shareholders of the Company (diluted)

	2008	2009	2010
	RMB	RMB	RMB
Net income attributable to ordinary equity shareholders of the Company	31,199	63,147	71,800
After tax effect of interest expense (net of exchange gain) of the Convertible Bonds	(217)	212	126
After tax effect of unrealized (gain)/loss on embedded derivative component of the Convertible Bonds	(2,960)	164	95
Net income attributable to ordinary equity shareholders of the Company (diluted)	28,022	63,523	72,021

(ii)       Weighted average number of shares (diluted)

	2008	2009	2010
	Number of	Number of	Number of
	shares	shares	shares
Weighted average number of shares as of December 31	86,702,439,000	86,702,439,000	86,702,513,472
Effect of conversion of the Convertible Bonds	1,087,360,595	1,087,360,595	1,087,360,595
Weighted average number of shares (diluted) as of December 31	87,789,799,595	87,789,799,595	87,789,874,067

The calculation of diluted earnings per share for the years ended December 31, 2008 and 2009 excludes the effect of the Warrants (Note 24(d)), since it did not have any dilutive effect.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

13.       TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2009	2010
	RMB	RMB
Amounts due from third parties	27,481	33,681
Amounts due from Sinopec Group Company and its affiliates	697	1,848
Amounts due from associates and jointly controlled entities	335	8,886
	28,513	44,415
Less: Impairment losses for bad and doubtful debts	(1,921)	(1,322)
Trade accounts receivable, net	26,592	43,093

Impairment losses for bad and doubtful debts are analyzed as follows:

	2008	2009	2010
	RMB	RMB	RMB
Balance as of January 1	2,909	2,406	1,921
Impairment losses recognized for the year	143	70	48
Reversal of impairment losses	(254)	(245)	(130)
Written off	(392)	(310)	(517)
Balance as of December 31	2,406	1,921	1,322

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

Trade accounts receivable (net of impairment losses for bad and doubtful debts) primarily represents receivable that is neither past due nor impaired. This receivable relates to a wide range of customers in which there is no recent history of default.

14.      INVENTORIES

	December 31,
	2009	2010
	RMB	RMB
Crude oil and other raw materials	87,587	84,428
Work in progress	11,609	13,089
Finished goods	39,737	55,945
Spare parts and consumables	3,832	4,175
	142,765	157,637
Less: Allowance for diminution in value of inventories	(1,038)	(1,091)
	141,727	156,546

Allowance for diminution in value of inventories is analyzed as follows:

	2008	2009	2010
	RMB	RMB	RMB
Balance as of January 1	4,572	9,189	1,038
Allowance for the year	8,777	401	1,087
Reversal of allowance on disposal	(64)	(185)	(77)
Written off	(4,096)	(8,367)	(957)
Balance as of December 31	9,189	1,038	1,091

During the years ended December 31, 2008, 2009 and 2010, costs of inventories recognized as an expense in the consolidated statements of income were RMB 1,317,336, RMB 1,033,313 and RMB 1,542,923, respectively. Such costs include the write-down of inventories that was primarily related to the refining and chemicals segment, of RMB 8,777, RMB 401 and RMB 1,087, respectively, and the reversal of write-down of inventories made in prior years of RMB 4,160, RMB 8,552 and RMB 1,034, respectively, that was mainly due to the sales of inventories.  The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statements of income.

15.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December31,
	2009	2010
	RMB	RMB
Advances to third parties	1,214	937
Amounts due from Sinopec Group Company and its affiliates	787	930
Amounts due from associates and jointly controlled entities	23	2,460
Other receivables	1,181	858
Loans and receivables	3,205	5,185

Purchase deposits and other assets	2,320	4,469
Prepayments in connection with construction work and equipment purchases	1,906	988
Prepaid value-added tax and customs duty	12,577	13,072
Financial assets held for trading	—	2,450
Available-for-sale financial assets	700	—
Derivative financial instruments – hedging	142	148
Derivative financial instruments – non-hedging	182	188
	21,032	26,500

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

16.       PROPERTY, PLANT AND EQUIPMENT, NET

By segment:
	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Cost:
Balance as of January 1, 2009	363,535	179,551	107,657	189,478	8,741	848,962
Additions	2,143	178	693	754	20	3,788
Transferred from construction in progress	63,587	18,291	9,690	15,146	1,170	107,884
Acquisitions (ii)	60	999	—	—	1,722	2,781
Reclassification	—	6,008	214	(6,089)	(133)	—
Exchange adjustment	(24)	—	(13)	—	(4)	(41)
Reclassification to lease prepayments and other assets	—	—	(650)	—	(16)	(666)
Disposals	(606)	(1,812)	(1,511)	(4,333)	(192)	(8,454)
Balance as of December 31, 2009	428,695	203,215	116,080	194,956	11,308	954,254

Balance as of January 1, 2010	428,695	203,215	116,080	194,956	11,308	954,254
Additions	4,021	123	1,100	88	255	5,587
Transferred from construction in progress	67,922	11,922	12,370	22,964	2,872	118,050
Reclassification	343	144	271	(169)	(589)	—
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Reclassification to lease prepayments and other assets	—	(39)	(451)	—	(146)	(636)
Exchange adjustment	(809)	—	(103)	—	(4)	(916)
Disposals	(370)	(2,980)	(2,144)	(2,603)	(141)	(8,238)
Balance as of December 31, 2010	499,802	212,385	127,123	214,946	13,555	1,067,811

Accumulated depreciation:
Balance as of January 1, 2009	177,059	84,976	28,815	122,403	3,068	416,321
Depreciation charge for the year	28,075	10,212	5,578	8,313	866	53,044
Acquisitions (ii)	—	591	—	—	159	750
Impairment losses for the year (Note 8 (i))	1,595	377	1,425	3,728	8	7,133
Reclassification	—	(44)	91	2	(49)	—
Exchange adjustment	(6)	—	(3)	—	(2)	(11)
Reclassification to lease prepayments and other assets	—	—	(80)	—	—	(80)
Written back on disposals	(590)	(1,693)	(1,346)	(3,906)	(183)	(7,718)
Balance as of December 31, 2009	206,133	94,419	34,480	130,540	3,867	469,439

Balance as of January 1, 2010	206,133	94,419	34,480	130,540	3,867	469,439
Depreciation charge for the year	31,393	11,227	5,946	8,483	925	57,974
Impairment losses for the year (Note 8 (i))	1,889	1,649	1,055	2,953	21	7,567
Reclassification	12	(3)	25	(145)	111	—
Reclassification to lease prepayments and other assets	—	(3)	(68)	—	(12)	(83)
Exchange adjustment	(218)	—	(41)	—	(1)	(260)
Written back on disposals	(177)	(2,778)	(1,953)	(2,499)	(119)	(7,526)
Balance as of December 31, 2010	239,032	104,511	39,444	139,332	4,792	527,111

Net book value:
Balance as of January 1, 2009	186,476	94,575	78,842	67,075	5,673	432,641
Balance as of December 31, 2009	222,562	108,796	81,600	64,416	7,441	484,815
Balance as of December 31, 2010	260,770	107,874	87,679	75,614	8,763	540,700

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

By asset class:

	Buildings	Oil and gas properties	Oil depots, storage tanks and service stations	Plant, machinery, equipment and others	Total
	RMB	RMB	RMB	RMB	RMB

Cost:
Balance as of January 1, 2009	52,561	317,307	116,766	362,328	848,962
Additions	372	2,022	413	981	3,788
Transferred from construction in progress	6,847	41,213	23,840	35,984	107,884
Acquisitions (ii)	1,912	—	342	527	2,781
Reclassification	(63)	—	(2,505)	2,568	—
Exchange adjustment	(17)	(24)	—	—	(41)
Reclassification to lease prepayments and other assets	(81)	—	(585)	—	(666)
Disposals	(389)	—	(1,565)	(6,500)	(8,454)
Balance as of December 31, 2009	61,142	360,518	136,706	395,888	954,254

Balance as of January 1, 2010	61,142	360,518	136,706	395,888	954,254
Additions	259	3,421	1,023	884	5,587
Transferred from construction in progress	5,150	58,465	17,889	36,546	118,050
Reclassification	996	5	325	(1,326)	—
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Reclassification to lease prepayments and other assets	(204)	—	(389)	(43)	(636)
Exchange adjustment	(33)	(809)	(22)	(52)	(916)
Disposals	(767)	—	(1,675)	(5,796)	(8,238)
Balance as of December 31, 2010	66,253	421,600	153,857	426,101	1,067,811

Accumulated depreciation:
Balance as of January 1, 2009	27,507	147,320	28,880	212,614	416,321
Depreciation charge for the year	2,309	25,930	5,936	18,869	53,044
Acquisitions (ii)	213	—	292	245	750
Impairment losses for the year	579	1,553	1,076	3,925	7,133
Reclassification	(63)	—	(505)	568	—
Exchange adjustment	(5)	(6)	—	—	(11)
Reclassification to lease prepayments and other assets	(8)	—	(72)	—	(80)
Written back on disposals	(340)	—	(1,401)	(5,977)	(7,718)
Balance as of December 31, 2009	30,192	174,797	34,206	230,244	469,439

Balance as of January 1, 2010	30,192	174,797	34,206	230,244	469,439
Depreciation charge for the year	2,442	28,196	6,857	20,479	57,974
Impairment losses for the year	660	1,789	1,070	4,048	7,567
Reclassification	263	(9)	(14)	(240)	—
Reclassification to lease prepayments and other assets	—	—	(77)	(6)	(83)
Exchange adjustment	(14)	(218)	(8)	(20)	(260)
Written back on disposals	(499)	—	(1,533)	(5,494)	(7,526)
Balance as of December 31, 2010	33,044	204,555	40,501	249,011	527,111

Net book value:
Balance as of January 1, 2009	25,054	169,987	87,886	149,714	432,641
Balance as of December 31, 2009	30,950	185,721	102,500	165,644	484,815
Balance as of December 31, 2010	33,209	217,045	113,356	177,090	540,700
Notes:

(i)
The additions to the exploration and production segment and oil and gas properties of the Group for the years ended December 31, 2009 and 2010 included RMB 2,013 and RMB 3,389, respectively, of the estimated dismantlement costs for site restoration (Note 27).

(ii)	During the year ended December 31, 2009, the Group acquired certain property, plant and equipment from Sinopec Group Company (Note 31).

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

17.       CONSTRUCTION IN PROGRESS

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	56,542	18.091	14,302	29,765	3,766	122,466
Additions	58,882	14.600	15,547	25,083	1,379	115,491
Dry hole costs written off	(4,761)	—	—	—	—	(4,761)
Transferred to property, plant and equipment	(63,587)	(18.291)	(9,690)	(15,146)	(1,170)	(107,884)
Reclassification to lease prepayments and other assets	(190)	(744)	(2,773)	(1,113)	(44)	(4,864)
Impairment losses for the year (Note 8 (i))	—	(19)	(54)	—	—	(73)
Balance as of December 31, 2009	46.886	13,637	17,332	38,589	3,931	120,375

Balance as of January 1, 2010	46,886	13,637	17,332	38,589	3,931	120,375
Additions	56,924	19,746	25,017	13,183	1,620	116,490
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to property, plant and equipment	(67,922)	(11,922)	(12,370)	(22,964)	(2,872)	(118,050)
Reclassification to lease prepayments and other assets	(528)	(270)	(2,758)	(2,145)	(426)	(6,127)
Impairment losses for the year (Note 8 (i))	—	(516)	(128)	—	—	(644)
Balance as of December 31, 2010	30,374	20,675	27,312	8,985	2,253	89,599

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2008	2009	2010
	RMB	RMB	RMB
At beginning of year.	6,294	7,833	8,823
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves.	4,613	5,008	6,121
Transferred to oil and gas properties based on the determination of proved reserves.	(1,008)	(1,072)	(1,158)
Dry hole costs written off	(2,066)	(2,946)	(3,134)
At end of year.	7,833	8,823	10,652

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
One year or less	7,113	7,625	9,530
Over one year	720	1,198	1,122
	7,833	8,823	10,652

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2008, 2009 and 2010 amounted to RMB 3,789, RMB 5,437 and RMB 6,433, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

18.       GOODWILL

	2009	2010
	RMB	RMB
Cost:
Balance as of January 1	15,628	15,463
Additions	241	441
Disposals	(406)	(9)
Exchange adjustment	—	(31)
Balance as of December 31	15,463	15,864

Accumulated impairment losses:
Balance as of January 1	(1,391)	(1,391)
Impairment losses for the year	—	(6,266)
Balance as of December 31	(1,391)	(7,657)

Net book value
Balance as of December 31	14,072	8,207

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2009	2010
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	3,952	3,952
Hong Kong service stations	926	895
Sinopec Qilu Branch (“Sinopec Qilu”)	2,159	—
Sinopec Yangzi Petrochemical Company Limited (“Sinopec Yangzi”)	2,737	—
Sinopec Shengli Oil Field Dynamic Company Limited (“Dynamic”)	1,361	—
Multiple units without individually significant goodwill	1,780	2,203
	14,072	8,207

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. The calculations for Sinopec Yanshan, Sinopec Zhenhai, Hong Kong service stations, Sinopec Qilu and Sinopec Yangzi use cash flow projections based on financial budgets approved by management covering a one-year period and forecast on market supply and demand for the second to the fifth year based on market research performed by an external research institution. Cash flows beyond the five-year period are maintained constant. The calculation for Dynamic use cash flow projection based on reserve estimation performed by an external reserve valuer and management expectation on crude oil price. The pre-tax discount rates range from 11.2% to 13.6% and 15.2% to 16.8% for the years ended December 31, 2009 and 2010, respectively.

Key assumptions of the cash flow projections for these units are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period, and the forecast on market supply and demand based on market research performed by an external research institution.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

During the year ended December 31, 2010, the carrying amounts of each of the Sinopec Qilu, Sinopec Yangzi and Dynamic’s cash-generating units were determined to be higher than its recoverable amounts. The reduction in recoverable amounts of Sinopec Qilu and Sinopec Yangzi was primarily due to lower future cash flow projections as a result of intense market competition caused by an expected increase in future supply of relevant petrochemical products in the international market. The reduction in recoverable amount of Dynamic was primarily due to the result of unsuccessful development drilling in this cash-generating unit. The total impairment losses recognized on the goodwill allocated to the Sinopec Qilu, Sinopec Yangzi and Dynamic’s cash-generating units were RMB 6,257 for the year ended December 31, 2010. Management believes any reasonably possible change in the key assumptions on which the recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations are based would not cause carrying amounts of these cash generating units to exceed their recoverable amounts.

19.       INTEREST IN ASSOCIATES

	December 31,
	2009	2010
	RMB	RMB
Share of net assets	18,162	22,815

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

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 8,000,000,000	49.00	—	Provision of non-banking financial services

China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products

Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 3,678,400,000	38.75	—	Manufacturing of coal-chemical products

Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC

Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

20.      INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2009	2010
	RMB	RMB
Share of net assets	13,928	20,199

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 13,633,770,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806,000,000	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company limited	Incorporated	Registered capital RMB 6,120,000,000	50.00	—	Manufacturing and distribution of petrochemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Results of operation:
Operating revenue	27,417	25,141	61,523
Expenses	(28,371)	(23,901)	(58,344)
Net (loss) / income	(954)	1,240	3,179

	December 31,
	2009	2010
	RMB	RMB
Financial condition:
Current assets	9,857	15,677
Non-current assets	32,353	39,274
Current liabilities	(9,038)	(11,239)
Non-current liabilities	(19,244)	(23,513)
Net assets	13,928	20,199

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cash flows:
Net cash (used in) / generated from operating activities	(2,046)	345	5,800
Net cash used in investing activities	(5,872)	(3,905)	(10,505)
Net cash generated from financing activities	7,999	3,911	6,430
Net increase in cash and cash equivalents	81	351	1,725

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

21.   INVESTMENTS

	December 31,
	2009	2010
	RMB	RMB
Available-for-sale financial assets
- Equity securities, listed and at quoted market price	61	52
- Investment in other available-for-sale security	700	—
Investments in equity securities, unlisted and at cost	1,610	2,207
	2,371	2,259
Less: Impairment losses for investments	(197)	(184)
	2,174	2,075

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the years ended December 31, 2009 and 2010 amounted to RMB 5 and RMB 11, respectively.

22.       LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts and operating rights of service stations.

23.       DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2009	2010	2009	2010	2009	2010
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,207	3,507	—	—	3,207	3,507
Accruals	815	1,588	—	—	815	1,588
Cash flow hedges	7	31	(18)	—	(11)	31
Non-current
Property, plant and equipment	5,601	7,961	(1,178)	(794)	4,423	7,167
Accelerated depreciation	—	—	(8,410)	(14,142)	(8,410)	(14,142)
Tax value of losses carried forward	3,954	2,116	—	—	3,954	2,116
Lease prepayments	292	284	—	—	292	284
Embedded derivative component of the Convertible Bonds	—	—	(96)	(64)	(96)	(64)
Others	99	29	(5)	(17)	94	12
Deferred tax assets / (liabilities)	13,975	15,516	(9,707)	(15,017)	4,268	499

As of December 31, 2009 and 2010, certain subsidiaries of the Company did not recognize the tax value of losses carried forward of RMB 5,555 and RMB 4,215, respectively, of which RMB 472 and RMB 369 were for the years ended December 31, 2009 and 2010, respectively, because it was not probable that the related tax benefit will be realized. The tax value of these losses carried forward of RMB 64, RMB 461, RMB 2,933, RMB 388 and RMB 369 will expire in 2011, 2012, 2013, 2014 and 2015, respectively.

Periodically, management performs assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2008	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2008
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,841	593	—	4,434
Accruals	2,613	(2,352)	—	261
Non-current
Property, plant and equipment	1,265	1,340	—	2,605
Accelerated depreciation	(4,572)	(2,544)	—	(7,116)
Tax value of losses carried forward	176	4,620	—	4,796
Lease prepayments	306	(6)	—	300
Available-for-sale securities	(116)	—	64	(52)
Embedded derivative component of the Convertible Bonds	803	(954)	—	(151)
Others	59	(3)	—	56
Net deferred tax assets	4,375	694	64	5,133

	Balance as of January 1, 2009	Recognized in consolidated statements of income	Recognized in other comprehensive income	Acquisition	Balance as of December 31, 2009
	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	4,434	(1,227)	—	—	3,207
Accruals	261	554	—	—	815
Cash flow hedges	—	—	(11)	—	(11)
Non-current
Property, plant and equipment	2,605	1,844	—	(26)	4,423
Accelerated depreciation	(7,116)	(1,294)	—	—	(8,410)
Tax value of losses carried forward	4,796	(842)	—	—	3,954
Lease prepayments	300	(8)	—	—	292
Available-for-sale securities	(52)	—	52	—	—
Embedded derivative component of the Convertible Bonds	(151)	55	—	—	(96)
Others	56	36	—	2	94
Net deferred tax assets	5,133	(882)	41	(24)	4,268

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Balance as of January 1, 2010	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2010
	RMB	RMB	RMB	RMB

Current
Receivables and inventories	3,207	300	—	3,507
Accruals	815	773	—	1,588
Cash flow hedges	(11)	—	42	31
Non-current
Property, plant and equipment	4,423	2,744	—	7,167
Accelerated depreciation	(8,410)	(5,732)	—	(14,142)
Tax value of losses carried forward	3,954	(1,838)	—	2,116
Lease prepayments	292	(8)	—	284
Embedded derivative component of the Convertible Bonds	(96)	32	—	(64)
Others	94	(82)	—	12
Net deferred tax assets	4,268	(3,811)	42	499

24.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

Short-term debts represent:

	December 31,
	2009	2010
	RMB	RMB
Third parties’ debts
Short-term bank loans	21,587	11,380

Current portion of long-term bank loans	6,686	4,554
Current portion of long-term other loans	77	85
	6,763	4,639
Corporate bonds (Note (a))	31,000	1,000
	59,350	17,019
Loans from Sinopec Group Company and its affiliates
Short-term loans	13,313	17,918
Current portion of long-term loans	2,553	891
	15,866	18,809
	75,216	35,828

The Group’s weighted average interest rates on short-term loans were 2.5% and 2.7% as of December 31, 2009 and 2010, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Long-term debts comprise:

	Interest rate and final maturity	December 31,
		2009	2010
		RMB	RMB
Third parties’ debts

Long-term bank loans

Renminbi denominated	Interest rates ranging from interest free to 5.64% per annum as of December 31, 2010 with maturities through 2025	18,869	23,161

Japanese Yen denominated	Interest rates ranging from 2.6% to 2.94% per annum as of December 31, 2010 with maturities through 2024	1,660	1,488

US Dollar denominated	Interest rates ranging from interest free to 7.8% per annum as of December 31, 2010 with maturities through 2031	3,171	972

Euro denominated	Fixed interest rate at 6.56% per annum as of December 31, 2010 with maturity in 2011	116	27

		23,816	25,648

Long-term other loans

Renminbi denominated	Interest rates ranging from interest free to 4.32% as of December 31, 2010 with maturities through 2013	73	250

US Dollar denominated	Interest rates ranging from interest free to 4.89% per annum as of December 31, 2010 with maturities through 2015	29	26

		102	276

Corporate bonds

Renminbi denominated	Fixed interest rate at 4.61% per annum as of December 31, 2010 with maturity in February 2014 (Note (b))	3,500	3,500

	Fixed interest rate at 4.20% per annum as of December 31, 2010 with maturity in May 2017 (Note (b))	5,000	5,000

	Fixed interest rate at 5.40% per annum as of December 31, 2010 with maturity in November 2012 (Note (b))	8,500	8,500

	Fixed interest rate at 5.68% per annum as of December 31, 2010 with maturity in November 2017 (Note (b))	11,500	11,500

	Fixed interest rate at 2.25% per annum as of December 31, 2010 with maturity in March 2012 (Note (b))	10,000	10,000

	Fixed interest rate at 2.48% per annum as of December 31, 2010 with maturity in June 2012 (Note (b))	20,000	20,000

	Fixed interest rate at 3.75% per annum as of December 31, 2010 with maturity in May 2015 (Note (b))	—	11,000

	Fixed interest rate at 4.05% per annum as of December 31, 2010 with maturity in May 2020 (Note (b))	—	9,000

		58,500	78,500

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Interest rate and final maturity	December 31,
		2009	2010
		RMB	RMB
Convertible bonds

Hong Kong Dollar denominated	Zero coupon convertible bonds with maturity in April 2014 (Note (c))	10,371	10,667

Renminbi denominated	Bonds with Warrants with fixed interest rate at 0.8% per annum and maturity in February 2014 (Note (d))	24,892	26,013
		35,263	36,680

Total third parties’ long-term debts		117,681	141,104

Less: Current portion		(6,763)	(4,639)
		110,918	136,465

Long-term loans from Sinopec Group Company and its affiliates

Renminbi denominated	Interest rates ranging from interest free to 6.54% per annum as of December 31, 2010 with maturities through 2020	37,330	37,760

US Dollor denominated	Fixed interest rates at 0.92% per annum as of December 31, 2010 with maturity in 2011	7,030	741

Less: Current portion		(2,553)	(891)
		41,807	37,610
		152,725	174,075

Short-term and long-term debts and loans from Sinopec Group Company and its affiliates, other than the Convertible Bonds (Note (c)), are primarily unsecured and carried at amortized cost.

Notes:

(a)
A subsidiary of the Company issued 330-day corporate bonds of face value RMB 1,000 to corporate investors in the PRC debenture market on April 3, 2009 at par value of RMB 100. The effective yield of the 330-day corporate bonds is 2.05% per annum. The subsidiary redeemed the corporate bonds in March 2010.

The Company issued one-year corporate bonds of face value RMB 15,000 to corporate investors in the PRC debenture market on July 16, 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 1.88% per annum. The Company redeemed the corporate bonds in July 2010.

The Company issued one-year corporate bonds of face value RMB 15,000 to corporate investors in the PRC debenture market on November 12, 2009 at par value of RMB 100. The effective yield of the one-year corporate bonds is 2.30% per annum. The Company redeemed the corporate bonds in November 2010.

A subsidiary of the Company issued one-year corporate bonds of face value RMB 1,000 to corporate investors in the PRC debenture market on June 22, 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum. The corporate bonds mature in June 2011.

(b)	These corporate bonds are guaranteed by Sinopec Group Company.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

As of December 31, 2010, the carrying amount of the liability component and the derivative component, representing the Conversion component, the Early Redemption Option and the Cash Settlement Option, of the Convertible Bonds were RMB 10,327 and RMB 340, respectively. No conversion of the Convertible Bonds has occurred up to December 31, 2010.

As of December 31, 2009 and 2010, the fair value of the derivative components of the Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2009	2010

Stock price of underlying shares	HKD 6.91	HKD7.44
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	150 basis points	125 basis points
Average risk free rate	0.87%	1.46%
Average expected life	2.8 years	1.8 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from December 31, 2008 to December 31, 2009 and from December 31, 2009 to December 31, 2010 resulted in an unrealized loss of RMB 218 and an unrealized loss of RMB 127, respectively, which have been recorded in the “finance costs” section of the consolidated statements of income.

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

(d)
On February 26, 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30,000 in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company. The warrants were exercisable during the five trading days between February 25 and March 3, 2010.

During the year ended December 31, 2010, 188,292 units of warrants were exercised at an exercise price of RMB 19.15 per share (Note 28) and the remaining warrants expired.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. Upon the expiry of the warrants, the amount initially recognized as the equity component in capital reserve of RMB 6,879 was transferred to share premium.

25       TRADE ACCOUNTS AND BILLS PAYABLE

	December 31,
	2009	2010
	RMB	RMB
Amounts due to third parties	92,949	120,224
Amounts due to Sinopec Group Company and its affiliates	2,127	6,613
Amounts due to associates and jointly controlled entities	1,686	5,691
	96,762	132,528
Bills payable	23,111	3,818
Trade accounts and bills payable measured at amortized cost	119,873	136,346

26.       ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2009	2010
	RMB	RMB
Accrued expenditures	35,465	44,113
Advances from third parties	2,796	3,336
Amounts due to Sinopec Group Company and its affiliates	11,979	9,309
Others	6,306	7,169
Financial liabilities measured at amortized cost	56,546	63,927

Taxes other than income tax	24,178	31,827
Receipts in advance	36,316	56,261
Derivative financial instruments – hedging	319	907
Derivative financial instruments – non-hedging	439	556
	117,798	153,478

27.       PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties.  The Group has committed to the PRC government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is therefore constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2008	2009	2010
	RMB	RMB	RMB
Balance as of January 1	7,839	9,547	11,789
Provision for the year	1,482	2,013	3,389
Accretion expenses	448	447	574
Utilized	(222)	(218)	(242)
Balance as of December 31	9,547	11,789	15,510

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

28.       SHARE CAPITAL

	December 31,
	2009	2010
	RMB	RMB
Registered, issued and fully paid
69,922,039,774 listed A shares (2009: 69,921,951,000) of RMB 1.00 each	69,922	69,922
16,780,488,000 listed H shares (2009: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

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

On March 3, 2010, the Company issued 88,774 domestic listed A shares with a par value of RMB 1.00 as a result of exercise of 188,292 warrants relating to the Bonds with Warrants (Note 24(d)) and received a net proceeds of RMB 1.70.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Company to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and its affiliates, by the total equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-equity ratio of the Group was 28.8% and 29.3% as of December 31, 2009 and 2010, respectively. The liability-to-asset ratio of the Group was 55.0% and 54.7% as of December 31, 2009 and 2010, respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 24 and 30, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

29.       RESERVES

	2009	2010
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(16,293)	(17,911)
Expiry of warrants ( Note 24 (d))	—	(6,879)
Transfer from other reserves to capital reserve	(1,551)	(8,310)
Distributions to Sinopec Group Company	(49)	(29)
Acquisitions of non-controlling interests of subsidiaries	(18)	(9)
Balance as of December 31	(17,911)	(33,138)

Share premium (Note (b))
Balance as of January 1	18,072	18,072
Warrants exercised (Note 24 (d))	—	2
Expiry of warrants (Note 24 (d))	—	6,879
Balance as of December 31	18,072	24,953

Statutory surplus reserve (Note (c))
Balance as of January 1	43,078	48,031
Appropriation	4,953	6,680
Balance as of December 31	48,031	54,711

Discretionary surplus reserve (Note (d))
Balance as of January 1	47,000	67,000
Appropriation	20,000	20,000
Balance as of December 31	67,000	87,000

Other reserves
Balance as of January 1	1,888	4,767
Change in fair value of cash flow hedge, net of deferred tax	54	(221)
Change in fair value of available-for-sale securities, net of deferred tax	(138)	(9)
Share of other comprehensive income of associates	806	(533)
Foreign currency translation differences	(2)	(1,244)
Transfer from retained earnings to other reserves	1,387	1,672
Transfer from other reserves to capital reserve	1,551	8,310
Consideration for the Acquisition of the Acquired Group and the Acquisition of SSI (Note 1)	(771)	(13,177)
Realization of deferred tax on lease prepayments	(8)	(8)
Others (Note (h))	—	1,325
Balance as of December 31	4,767	882

Retained earnings (Note (e))
Balance as of January 1	149,336	172,279
Net income attributable to equity shareholders of the Company	63,147	71,800
Final dividend inspect of the previous year, approved and paid during the year (Note (f))	(7,803)	(9,537)
Interim dividend (Note (g))	(6,069)	(6,936)
Appropriation	(24,953)	(26,680)
Transfer from retained earnings to other reserve	(1,387)	(1,672)
Realization of deferred tax on lease prepayments	8	8
Others (Note (h))	—	(1,325)
Balance as of December 31	172,279	197,937
	292,238	332,345

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Notes:

(a)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization (ii) the difference between the consideration paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(b)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(c)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders.  Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to the requirement in Cai Kuai [2008] No. 11 “Interpretation of ASBE No. 2” issued by the MOF on August 7, 2008, for statutory financial statement purposes, the Group adopted certain PRC accounting policies that were applied retrospectively.  The statutory surplus reserve, amounting to RMB 1,189, has been adjusted accordingly.  The adjustment to statutory surplus reserve was reflected as a movement for the year ended December 31, 2008.  During the years ended December 31, 2008, 2009 and 2010, the Company transferred RMB 4,092, RMB 4,953 and RMB 6,680, respectively, being 10% of the net income determined in accordance with ASBE, to this reserve.

(d)
For the year ended December 31, 2009, the directors authorized the transfer of RMB 20,000, which was approved by the shareholders at the Annual General Meeting on May 18, 2010, to discretionary surplus reserve. For the year ended December 31, 2010, the directors authorized the transfer of RMB 20,000, subject to the shareholders’ approval at the Annual General Meeting, to the discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(e)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS. As of December 31, 2009 and 2010, the amount of retained earnings available for distribution was RMB 91,772 and RMB 112,921, respectively, being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended December 31, 2010 of RMB 11,271 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(f)
Pursuant to the shareholders’ approval at the Annual General Meeting on May 22, 2009, a final dividend of RMB 0.09 per share totaling RMB 7,803 in respect of the year ended December 31, 2008 was declared and paid on June 30, 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 18, 2010, a final dividend of RMB 0.11 per share totaling RMB 9,537 in respect of the year ended December 31, 2009 was declared and paid on June 30, 2010.

(g)
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 21, 2009, the directors authorized to declare an interim dividend for the year ended December 31, 2009 of RMB 0.07 per share totaling RMB 6,069, which was paid on October 15, 2009.

Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on August 20, 2010, the directors authorized to declare an interim dividend for the year ended December 31, 2010 of RMB 0.08 per share totaling RMB 6,936, which was paid on September 30, 2010.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(h)
During the year ended December 31, 2010, the Group transferred RMB 1,325 from retained earnings to other reserves, being the net balance of the reserve for the safety production fund according to relevant PRC regulations.

30.       COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

As of December 31, 2009 and 2010, the future minimum lease payments under operating leases are as follows:

	December 31,
	2009	2010
	RMB	RMB
Within one year	6,088	10,555
Between one and two years	5,905	9,877
Between two and three years	5,834	9,721
Between three and four years	5,722	9,634
Between four and five years	5,604	9,522
Thereafter	145,338	224,292
	174,491	273,601

Capital commitments

As of December 31, 2009 and 2010, capital commitments are as follows:

	December 31,
	2009	2010
	RMB	RMB
Authorized and contracted for	124,403	138,980
Authorized but not contracted for	62,144	37,450
	186,547	176,430

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 437, RMB 395 and RMB 450 for the years ended December 31, 2008, 2009 and 2010, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Estimated future annual payments are as follows:

	December 31,
	2009	2010
	RMB	RMB
Within one year	136	119
Between one and two years	118	181
Between two and three years	21	22
Between three and four years	20	23
Between four and five years	20	23
Thereafter	689	645
	1,004	1,013

Contingent liabilities

As of December 31, 2009 and 2010, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	December 31,
	2009	2010
	RMB	RMB
Jointly controlled entities	14,815	7,548
Associates	181	152
	14,996	7,700

As of December 31, 2010, the Company and a subsidiary have provided a guarantee on the bank loans drawn by a jointly controlled entity. The guarantees expire on December 31, 2015.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2009 and 2010, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 2,284, RMB 3,196 and RMB 3,880 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

(a)       Transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Years ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Sales of goods	(i)	186,381	162,671	230,883
Purchases	(ii)	56,516	64,548	109,195
Transportation and storage	(iii)	1,206	1,251	1,407
Exploration and development services	(iv)	33,034	31,343	33,301
Production related services	(v)	14,133	17,603	10,287
Ancillary and social services	(vi)	1,611	3,329	3,693
Operating lease charges	(vii)	4,897	4,866	7,450
Agency commission income	(viii)	78	45	65
Interest received	(ix)	19	38	93
Interest paid	(x)	2,306	1,186	967
Net deposits placed with related parties	(ix)	353	4,640	3,267
Net loans obtained from/(repaid to) related parties	(xi)	7,379	(21,928)	(1,254)

 The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2010 represent the relevant costs to the Group and income from related parties as determined by the corresponding contracts with the related parties.

There were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and its affiliates as of December 31, 2009 and 2010. Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 30.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2009 and 2010 were RMB 5,336 and RMB 8,603, respectively.

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and its affiliates.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and its affiliates.

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

the government-prescribed price;

where there is no government-prescribed price, the government-guidance price;

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 4,225 and RMB 6,727 per annum for the years ended December 31, 2009 and 2010, respectively. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

Pursuant to the resolutions passed at the Directors’ meeting held on March 27, 2009, the Group acquired the entire equity interests of Sinopec Qingdao Petrochemical Company Limited and certain storage and distribution operations from Sinopec Group Company for total cash consideration of RMB 771 (Note 1). In addition, the Group acquired certain operating assets related to the E&P and refining segments from Sinopec Group Company for total cash consideration of RMB 1,068.

Pursuant to the resolutions passed at the Directors’ meeting held on August 21, 2009, the Group acquired certain operating assets related to the corporate and others business segment from a subsidiary of Sinopec Group Company for total cash consideration of RMB 3,946.

Pursuant to the resolutions passed at the Directors’ meeting held on March 26, 2010, the Group acquired 55% equity interests of SSI from SOOGL, a subsidiary of Sinopec Group Company, and assumed the shareholder’s loans of USD 292 provided by SOOGL to SSI for a total cash consideration of USD 2,259.

Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in the following accounts captions are summarized as follows:

	December 31,
	2009	2010
	RMB	RMB
Trade accounts receivable	1,032	10,734
Prepaid expenses and other current assets	810	3,390
Total amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities	1,842	14,124

Trade accounts payable	3,813	12,304
Accrued expenses and other payables	11,979	9,309
Short-term loans and current portion of long-term loans from Sinopec Group Company and its affiliates	15,866	18,809
Long-term loans excluding current portion from Sinopec Group Company and its affiliates	41,807	37,610
Total amounts due to Sinopec Group Company and its affiliates, associates and jointly controlled entities	73,465	78,032

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

As of and for the years ended December 31, 2009 and 2010, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

(b)       Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.  The key management personnel compensations are as follows:

	Years ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	6,530	7,664	8,692
Retirement scheme contributions	198	287	318
	6,728	7,951	9,010

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)       Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff.  The details of the Group’s employee benefits plan are disclosed in Note 32. As of December 31, 2009 and 2010, the accrual for the contribution to post-employment benefit plans was not material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

During the years ended December 31, 2008, 2009 and 2010, the aggregate amount of crude oil purchased by the Group’s refining segment from CNPC Group and CNOOC Group and refined petroleum purchased by the Group’s marketing and distribution segment from CNPC Group was RMB 113,612, RMB 100,641 and RMB 145,200, respectively.

The aggregate amounts due from / to CNPC Group and CNOOC Group included in the following accounts captions are summarized as follows:

	December 31,
	2009	2010
	RMB	RMB
Trade accounts receivable	318	868
Prepaid expenses and other current assets	17	20
Total amounts due from CNPC Group and CNOOC Group	335	888

Trade accounts payable	3,628	3,797
Accrued expenses and other payables	361	290
Total amounts due to CNPC Group and CNOOC Group	3,989	4,087

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the PBOC. The Group’s interest income from and interest expense to these state-controlled banks in the PRC are as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Interest income	413	238	153
Interest expense	7,445	2,830	2,736

The amounts of cash deposited at and loans from state-controlled banks in the PRC included in the following accounts captions are summarized as follows:

	December 31,
	2009	2010
	RMB	RMB
Cash and cash equivalents	3,046	8,617
Time deposits with financial institutions	1,236	509
Total deposits at state-controlled banks in the PRC	4,282	9,126

Short-term loans and current portion of long-term loans	23,081	12,546
Long-term loans excluding current portion of long-term loans	16,983	21,094
Total loans from state-controlled banks in the PRC	40,064	33,640

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

32.      EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2008, 2009 and 2010 were RMB 2,873, RMB 4,647and RMB 4,847, respectively.

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

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets and other non-current assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and its affiliates, income tax payable, deferred tax liabilities and other non-current liabilities.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Information on the Group’s reportable segments is as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	26,403	19,342	35,024
Inter-segment sales	168,262	97,981	133,691
	194,665	117,323	168,715
Refining
External sales	132,209	95,792	159,858
Inter-segment sales	692,520	603,870	805,704
	824,729	699,662	965,562
Marketing and distribution
External sales	802,817	778,417	1,032,900
Inter-segment sales	3,200	2,372	3,258
	806,017	780,789	1,036,158
Chemicals
External sales	219,723	192,735	285,596
Inter-segment sales	27,303	21,125	35,581
	247,026	213,860	321,177
Corporate and others
External sales	232,051	229,629	363,380
Inter-segment sales	484,343	291,396	432,415
	716,394	521,025	795,795
Elimination of inter-segment sales	(1,375,628)	(1,016,744)	(1,410,649)
Sales of goods	1,413,203	1,315,915	1,876,758

Other operating revenues
Exploration and production	18,705	17,485	18,430
Refining	4,957	3,909	6,015
Marketing and distribution	906	2,302	4,540
Chemicals	6,430	4,597	6,445
Corporate and others	90	844	994
Other operating revenues	31,088	29,137	36,424

Other income
Refining	41,017	—	—
Marketing and distribution	9,840	—	—
Total other income	50,857	—	—

Sales of goods, other operating revenues and other income	1,495,148	1,345,052	1,913,182

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Years ended December 31,
	2008	2009	2010
Result	RMB	RMB	RMB
Operating income / (loss)
By segment
- Exploration and production	78,649	23,894	47,149
- Refining	(66,640)	27,508	15,855
- Marketing and distribution	38,519	30,300	30,760
- Chemicals	(12,950)	13,805	15,037
- Corporate and others	(2,167)	(2,205)	(2,342)
- Elimination	3,170	(2,603)	(1,455)
Total segment operating income	38,581	90,699	105,004
Income from associates and jointly controlled entities
- Exploration and production	216	136	158
- Refining	(822)	478	557
- Marketing and distribution	708	690	864
- Chemicals	(92)	1,084	3,211
- Corporate and others	570	609	600
Aggregate income from associates and jointly controlled entities	580	2,997	5,390
Investment income / (loss)
- Exploration and production	(24)	(1)	21
- Refining	130	(8)	26
- Marketing and distribution	54	47	169
- Chemicals	130	311	20
- Corporate and others	100	25	37
Aggregate investment income	390	374	273
Net finance costs	(6,109)	(7,466)	(6,974)
Earnings before income tax	33,442	86,604	103,693

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	December 31,
	2008	2009	2010
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	257,008	283,430	305,413
- Refining	184,531	213,027	230,925
- Marketing and distribution	144,139	153,777	190,368
- Chemicals	121,964	128,322	125,586
- Corporate and others	31,120	60,433	60,897
Total segment assets	738,762	838,989	913,189

Interest in associates and jointly controlled entities	27,376	32,090	43,014
Investments	1,483	2,174	2,075
Deferred tax assets	13,768	13,975	15,516
Cash and cash equivalents and time deposits with financial institutions	7,792	10,018	18,140
Income tax receivable	9,784	—	—
Other unallocated assets	1,381	1,017	3,220
Total assets	800,346	898,263	995,154

Liabilities
Segment liabilities
- Exploration and production	63,404	57,907	65,067
- Refining	37,264	56,277	51,554
- Marketing and distribution	37,727	50,540	76,981
- Chemicals	16,220	27,074	33,836
- Corporate and others	31,754	56,077	75,832
Total segment liabilities	186,369	247,875	303,270

Short-term debts	77,339	59,350	17,019
Income tax payable	135	3,034	10,754
Long-term debts	92,988	110,918	136,465
Loans from Sinopec Group Company and its affiliates	79,601	57,673	56,419
Deferred tax liabilities	8,635	9,707	15,017
Other unallocated liabilities	3,291	4,890	5,842
Total liabilities	448,358	493,447	544,786

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Capital expenditure
Exploration and production	60,059	54,272	52,680
Refining	12,793	15,468	20,015
Marketing and distribution	14,796	16,283	26,168
Chemicals	20,622	25,207	12,894
Corporate and others	2,393	1,505	1,894
	110,663	112,735	113,651
Depreciation, depletion and amortization
Exploration and production	25,335	28,177	31,515
Refining	9,658	10,330	11,351
Marketing and distribution	5,270	5,999	6,489
Chemicals	8,463	8,574	8,838
Corporate and others	815	936	1,030
	49,541	54,016	59,223
Impairment losses on long-lived assets
Exploration and production	5,991	1,595	3,250
Refining	270	396	4,902
Marketing and distribution	709	1,479	1,183
Chemicals	1,511	3,807	5,121
Corporate and others	19	8	21
	8,500	7,285	14,477

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

34.       PRINCIPAL SUBSIDIARIES

As of December 31, 2010, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.
Name of company	Particulars of issued capital	Percentage of equity	Principal activities

China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products and equipments
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 16,337	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB 4,769	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of chemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,040	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

Note:	The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

As of December 31, 2009 and 2010, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 159,500 and RMB 167,500 on an unsecured basis, at a weighted average interest rate of 3.33% and 2.61% per annum, respectively. As of December 31, 2009 and 2010, the Group’s outstanding borrowings under these facilities were RMB 9,361 and RMB 6,622 and were included in short-term debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2009
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	59,350	60,298	60,298	—	—	—
Long-term debts	110,918	132,588	3,131	9,118	99,942	20,397
Loans from Sinopec Group Company and its affiliates	57,673	58,510	16,398	5,112	1,440	35,560
Trade accounts payable	96,762	96,762	96,762	—	—	—
Bills payable	23,111	23,114	23,114	—	—	—
Accrued expenses and other payables	57,304	57,304	57,304	—	—	—
	405,118	428,576	257,007	14,230	101,382	55,957

	December 31, 2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	17,019	17,202	17,202	—	—	—
Long-term debts	136,465	157,394	4,240	46,617	76,737	29,800
Loans from Sinopec Group Company and its affiliates	56,419	57,098	19,187	312	2,039	35,560
Trade accounts payable	132,528	132,528	132,528	—	—	—
Bills payable	3,818	3,818	3,818	—	—	—
Accrued expenses and other payables	65,390	65,390	65,390	—	—	—
	411,639	433,430	242,365	46,929	78,776	65,360

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short term debts and obligations when they become due.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured.  The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and its affiliates denominated in US Dollars, Japanese Yen and Hong Kong Dollars.  Where necessary, the Group enters into a number of foreign exchange contracts to manage its currency risk exposure.  There was no forward exchange contract held by the Group as of December 31, 2010 and 2009.

Included in short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
Gross exposure arising from loans and borrowings	2009		2010
US Dollars	USD	1,341	USD	501
Japanese Yen	JPY	22,500	JPY	18,313
Hong Kong Dollars	HKD	11,779	HKD	12,114

A 5 percent strengthening of Renminbi against the following currencies as of December 31 would have increased net income and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for 2009.

	December 31,
	2009	2010
US Dollars	343	124
Japanese Yen	62	56
Hong Kong Dollars	389	400

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts.  Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are disclosed in Note 24.

As of December 31, 2009 and 2010, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income and retained earnings by approximately RMB 266 and RMB 259, respectively. This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s debts outstanding at that date with exposure to cash flow interest rate risk.  The analysis is performed on the same basis for 2009.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December, 31, 2009 and 2010, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as of December 31, 2009 and 2010 are set out in Notes 15 and 26.

As of December 31, 2009, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 215, and increase/decrease the Group’s other reserves by approximately RMB 1,991. As of December 31, 2010, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 229, and decrease/increase the Group’s other reserves by approximately RMB 1,066. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis was performed on the same basis for 2009.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2010, the Group’s exposure to equity price risk is the derivative embedded in the Convertible Bonds issued by the Company as disclosed in Note 24(c).

As of December 31, 2009, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 306 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 156. As of December 31, 2010, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 218 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 108. The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis was performed on the same basis for 2009.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	61	—	—	61
- Unlisted	—	1,400	—	1,400
Derivative financial instruments:
- Derivative financial assets	17	307	—	324
	78	1,707	—	1,785

Liabilities
Derivative financial instruments:
- Derivative components of the Convertible Bonds	—	218	—	218
- Other derivative financial liabilities	4	754	—	758
	4	972	—	976

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets held for trading	700	1,750	—	2,450
Available-for-sale financial assets:
- Listed	52	—	—	52
Derivative financial instruments:
- Derivative financial assets	113	223	—	336
	865	1,973	—	2,838

Liabilities
Derivative financial instruments:
- Derivative components of the Convertible Bonds	—	340	—	340
- Other derivative financial liabilities	164	1,299	—	1,463
	164	1,639	—	1,803

During the year there were no transfers between instruments in Level 1 and Level 2.

(ii)Fair values of financial instruments carried at other than fair value

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

The fair values of the Group’s financial instruments (other than long-term indebtedness and investment in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments.  The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 4.18% to 5.94% and 3.87% to 6.14% for the years ended December 31, 2009 and 2010, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2009 and 2010:

	December 31,
	2009	2010
	RMB	RMB
Carrying amount	115,139	141,004
Fair value	114,471	139,999

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
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

37.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2010

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2010 and which have not been adopted in these financial statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

38.       POST BALANCE SHEET EVENT

In March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23,000 in the PRC (the “2011 Convertible Bonds”).  The 2011 Convertible Bonds are issued at par value of RMB 100 with an initial exercise price of RMB 9.73 per share.  The coupon interest rate of the 2011 Convertible Bonds per annum payable annually is 0.5% for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year.

39.       PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2010 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in millions)

In accordance with the Accounting Standards Update 2010-03, Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures, (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2008, 2009 and 2010, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted future net cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are insignificant and have not been combined with the information included herein.

Table I:   Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Property cost, wells and related equipment and facilities	317,307	360,518	421,600
Supporting equipment and facilities	46,720	68,784	79,001
Uncompleted wells, equipment and facilities	56,542	46,886	30,374
Total capitalized costs	420,569	476,188	530,975
Accumulated depreciation, depletion, amortization and impairment losses	(177,262)	(206,416)	(239,414)
Net capitalized costs	243,307	269,772	291,561

Table II:   Cost incurred in oil and gas exploration and development

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Exploration	12,947	14,572	15,746
Development	55,422	50,245	47,889
Total costs incurred	68,369	64,817	63,635

Table III:   Results of operations for oil and gas producing activities

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Revenues
Sales	26,192	19,114	34,133
Transfers	167,920	97,801	133,449
	194,112	116,915	167,582
Production costs excluding taxes	(32,128)	(33,124)	(38,423)
Exploration expenses	(8,310)	(10,545)	(10,955)
Depreciation, depletion, amortization and impairment losses	(29,935)	(29,772)	(33,404)
Taxes other than income tax	(35,980)	(9,188)	(22,830)
Income before income tax	87,759	34,286	61,970
Income tax expense	(25,029)	(10,139)	(17,454)
Results of operation from producing activities	62,730	24,147	44,516

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

The results of operations for producing activities for the years ended December 31, 2008, 2009 and 2010 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2008, 2009 and 2010 are shown in the following table.

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

Year-end reserves quantities for the years ended December 31, 2009 and 2010 shown in the following tables were calculated using the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report. Year-end reserves quantities for the year ended December 31, 2008 shown in the following tables were calculated using year-end price. The estimated impact of changing to the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period was not significant on the Group’s proved reserves for the years ended December 31, 2009 and 2010.

	Years ended December 31,
	2008	2009	2010
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,169	2,961	2,919
Revisions of previous estimates	(94)	86	85
Improved recovery	98	131	144
Extensions and discoveries	110	69	69
Production	(322)	(328)	(328)
End of year	2,961	2,919	2,889

Non-controlling interest in proved developed and undeveloped reserves
End of year	54	45	43

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

	Years ended December 31,
	2008	2009	2010
Proved developed reserves
Beginning of year	2,764	2,539	2,589
End of year	2,539	2,589	2,554
Proved undeveloped reserves
Beginning of year	405	422	330
End of year	422	330	335
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,331	6,959	6,739
Revisions of previous estimates	203	52	23
Improved recovery	-	-	81
Extensions and discoveries	718	27	45
Production	(293)	(299)	(441)
End of year	6,959	6,739	6,447
Proved developed reserves
Beginning of year	1,518	1,571	1,727
End of year	1,571	1,727	4,471
Proved undeveloped reserves
Beginning of year	4,813	5,388	5,012
End of year	5,388	5,012	1,976

Table V: Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the year-end prices for oil and gas for the year ended December 31, 2008 and the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report for the years ended December 31, 2009 and 2010 to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2008, 2009 and 2010 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Future cash flows	1,003,848	1,259,335	1,621,070
Future production costs	(545,853)	(556,320)	(749,752)
Future development costs	(47,402)	(38,262)	(46,902)
Future income tax expenses	(46,525)	(108,864)	(140,804)
Undiscounted future net cash flows	364,068	555,889	683,612
10% annual discount for estimated timing of cash flows	(114,951)	(233,298)	(279,686)
Standardized measure of discounted future net cash flows	249,117	322,591	403,926

Non-controlling interest in discounted future net cash flow
End of year	3,365	8,282	7,032

Table VI:   Changes in the standardized measure of discounted future net cash flows

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Sales and transfers of oil and gas produced, net of production costs	(127,175)	(59,578)	(86,735)
Net changes in prices and production costs	(275,497)	84,041	88,765
Net change due to extensions, discoveries and improved recoveries	32,011	35,009	45,695
Revisions of previous quantity estimates	(8,298)	11,405	14,899
Previously estimated development costs incurred during the year	29,863	14,547	10,638
Accretion of discount	38,472	21,366	26,120
Net change in income taxes	86,012	(33,528)	(18,326)
Others	352	212	279
Net change for the year	(224,260)	73,474	81,335

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date:  April 8, 2011