Form 20-F
period 2011-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2012-04-25
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
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
_______________________

Mr. Chen Ge
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China
Tel: +86 (10) 5996 0028
Fax: +86 (10) 5996 0386
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
________________________

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 100 H Shares of par value RMB1.00 per share	New York Stock Exchange, Inc.

H Shares of par value RMB1.00 per share	New York Stock Exchange, Inc.*

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

H Shares, par value RMB1.00 per share	16,780,488,000
A Shares, par value RMB1.00 per share	69,922,074,436

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

Yes X                     No__

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*
Yes__                     No__
*This requirement does not apply to the registrant in respect of this filing.

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

Yes __                     No X

Table of Contents

Page
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3.	KEY INFORMATION		6
	A.	SELECTED FINANCIAL DATA	6
	B.	CAPITALIZATION AND INDEBTEDNESS	8
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D.	RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY		13
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
	B.	BUSINESS OVERVIEW	14
	C.	ORGANIZATIONAL STRUCTURE	30
	D.	PROPERTY, PLANT AND EQUIPMENT	30
ITEM 4A.	UNRESOLVED STAFF COMMENTS		31
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		31
	A.	GENERAL	31
	B.	CONSOLIDATED RESULTS OF OPERATIONS	34
	C.	DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS	40
	D.	LIQUIDITY AND CAPITAL RESOURCES	47
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		50
	A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT	50
	B.	COMPENSATION	57
	C.	BOARD PRACTICE	58
	D.	EMPLOYEES	59
	E.	SHARE OWNERSHIP	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		60
	A.	MAJOR SHAREHOLDERS	60
	B.	RELATED PARTY TRANSACTIONS	60
	C.	INTERESTS OF EXPERTS AND COUNSEL	61
ITEM 8.	FINANCIAL INFORMATION		61
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	61
	B.	SIGNIFICANT CHANGES	62
ITEM 9.	THE OFFER AND LISTING		62
	A.	OFFER AND LISTING DETAILS	62
ITEM 10.	ADDITIONAL INFORMATION		63
	A.	SHARE CAPITAL	63
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	63
	C.	MATERIAL CONTRACTS	71
	D.	EXCHANGE CONTROLS	71
	E.	TAXATION	71
	F.	DIVIDENDS AND PAYING AGENTS	75
	G.	STATEMENT BY EXPERTS	75
	H.	DOCUMENTS ON DISPLAY	75
	I.	SUBSIDIARY INFORMATION	75
ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK		76
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		79
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		80
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		80
	A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS	80
	B.	USE OF PROCEEDS	80
ITEM 15.	CONTROLS AND PROCEDURES		80
ITEM 16.	RESERVED		82
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		82

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	"Sinopec Corp.", "we", "our" and "us" are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

•	"Sinopec Group Company" are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

•	"Sinopec Group" are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

•	"provinces" are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

•	"RMB" are to Renminbi, the currency of the PRC;

•	"HK$" are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

•	"US$" are to US dollars, the currency of the United States of America.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars have been made at a rate of RMB6.2939 to US$1.00, the noon buying rate on December 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On March 30, 2012, the noon buying rate was RMB6.2975  to US$1.00.

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated:

	Noon Buying Rate(1)
Period	End	Average(2)	High	Low
	(RMB per US$1.00)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October 2011	6.3547	6.3718	6.3825	6.3534
November 2011	6.3765	6.3564	6.3839	6.3400
December 2011	6.2939	6.3482	6.3733	6.2939
January 2012	6.3080	6.3107	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975
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

A.         SELECTED FINANCIAL DATA

The selected consolidated income statement data (except per ADS data) and consolidated cash flow data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated income statement data and consolidated cash flow data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company the equity interest of Zhanjiang Dongxing Petroleum Company Limited, Sinopec Hangzhou Oil Refinery Plant, Yangzhou Petrochemical Plant, Jiangsu Taizhou Petrochemical Plant and Sinopec Qingjiang Petrochemical Company Limited (collectively, Refinery Plants) in 2007; the entire equity interest of Sinopec Qingdao Petrochemical Company Limited and certain marketing and distribution operations (collectively, the Acquired Group) in 2009; and55% equity interest of Sonangol Sinopec International Limited (SSI) in 2010. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control that is accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB in millions, except per share and per ADS data)
Consolidated Income Statement Data(1):
Operating revenues	1,200,997	1,444,291	1,345,052	1,913,182	2,505,683
Other income	4,863	50,857	-	-	-
Operating expenses	(1,118,570)	(1,456,597)	(1,254,383)	(1,808,208)	(2,400,153)
Operating income	87,290	38,551	90,669	104,974	105,530
Earnings before income tax	84,216	33,412	86,574	103,663	104,565
Tax expense	(25,651)	(3,618)	(19,591)	(25,681)	(26,120)
Net income attributable to equity shareholders of the Company	56,150	31,180	63,129	71,782	73,225
Basic earnings per share(2)	0.648	0.360	0.728	0.828	0.845
Basic earnings per ADS(2)	64.76	35.96	72.81	82.79	84.46
Diluted earnings per share(2)	0.648	0.319	0.723	0.820	0.812
Diluted earnings per ADS(2)	64.76	31.90	72.34	82.02	81.23
Cash dividends declared per share	0.160	0.145	0.160	0.190	0.230
Segment results
Exploration and production	49,910	78,649	23,894	47,149	71,631
Refining	(10,201)	(66,644)	27,504	15,851	(35,780)
Marketing and distribution	35,904	38,519	30,300	30,760	44,696
Chemicals	13,280	(12,976)	13,779	15,011	26,732
Corporate and others	(1,483)	(2,167)	(2,205)	(2,342)	(2,640)
Elimination	(120)	3,170	(2,603)	(1,455)	891
Operating income	87,290	38,551	90,669	104,974	105,530
Shares
Basic weighted average number of A and H shares	86,702,439,000	86,702,439,000	86,702,439,000	86,702,513,472	86,702,538,041
Diluted weighted average number of A and H shares	86,702,439,000	87,789,799,595	87,789,799,595	87,789,874,067	89,795,334,781

	As of December 31,
	2007	2008	2009	2010	2011
	(RMB in millions, except number of shares)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	8,618	7,040	8,782	17,008	24,647
Total current assets	187,685	165,525	201,479	260,229	342,755
Total non-current assets	580,689	635,533	697,474	735,593	801,773
Total assets	768,374	801,058	898,953	995,822	1,144,528
Total current liabilities	(276,371)	(292,095)	(315,921)	(336,406)	(444,240)
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	(70,491)	(114,208)	(75,216)	(35,828)	(80,373)
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	(142,568)	(135,720)	(152,725)	(174,075)	(154,457)
Equity attributable to equity shareholders of the Company	(308,745)	(330,376)	(379,515)	(419,604)	(472,328)
Total equity	(334,390)	(352,700)	(405,506)	(451,036)	(507,344)
Capital employed(3)	(538,831)	(595,588)	(624,665)	(643,931)	(717,527)

	As of December 31,
	2007	2008	2009	2010	2011
	(RMB in millions)
Other Financial Data(1):
Net cash generated from operating activities	124,030	86,443	165,513	170,333	150,622
Net cash (used in)/generated from financing activities	(4,004)	20,347	(46,411)	(56,294)	(2,516)
Net cash used in investing activities	(118,504)	(108,288)	(117,355)	(105,788)	(140,449)

Capital expenditure
Exploration and production	60,491	60,059	54,272	52,680	58,749
Refining	22,964	12,793	15,468	20,015	25,767
Marketing and distribution	14,671	14,796	16,283	26,168	28,517
Chemicals	16,184	20,622	25,207	12,894	15,015
Corporate and others	3,289	2,393	1,505	1,894	2,136
Total	117,599	110,663	112,735	113,651	130,184
__________
(1)
The acquisition of equity interest of the Refining Plants in 2007, the acquisition of the Acquired Group in 2009, and the acquisition of 55% equity interest of SSI in 2010 from Sinopec Group Company were considered as “combination of entities under common control” and accounted in a manner similar to  pooling-of-interests.  Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and results of operation of these acquired companies on a combined basis.  The considerations for these acquisitions were treated as equity transactions.

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

Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves and further exploring our current reserve base. Our exploration and development activities for additional reserves also expose us to inherent risks associated with drilling, including the risk that no proved oil or natural gas reservoirs might be discovered. Exploring for, developing and acquiring reserves is highly risky and capital intensive. Without reserve additions through further exploration and development or acquisition activities, our reserves and production will decline over time, which may materially and adversely affect our results of operations and financial condition.

We rely heavily on outside suppliers for crude oil and other raw materials, and we may even experience disruption of our ability to obtain crude oil and other raw materials.

We purchase a significant portion of our crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world. In 2011, approximately 78.8% of the crude oil required for our refinery business was sourced from international suppliers, some of which are from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control, or OFACof the US Department of Treasury, such as Iran and Sudan. In addition, our development requires us to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our material supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

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

The oil and gas industry in which we operate are drawing increasing concerns about global climate change in recent years.  A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. For example, more than 180 nations are signatories to the Framework Convention on Global Climate Change, commonly known as the “Kyoto Protocol”.  The implementation of the Kyoto Protocol in a number of countries and other potential legislation limiting emissions could affect the global demand for fossil fuels. The Kyoto Protocol is set to expire in 2012. The nations subject to the Kyoto Protocol have not yet reached agreement upon a successor to the Kyoto Protocol, but the parties have “taken note of” the Copenhagen Accord, a voluntary agreement to work to curb climate change. If China or other countries in which we operate or desire to operate enact legislation focused on reducing greenhouse gases, either independently or in response to the Kyoto Protocol or a successor agreement, it could result in substantial capital expenditure from compliance with these laws, reduced demand for our products, and revenue generation and strategic growth opportunities could also be adversely impacted.

The PRC governmental authorities, from time to time, audit or inspect our ultimate controlling shareholder. We cannot predict the effect of their outcome on our reputation, our business and financial condition as well as the trading prices of our ADSs and H shares.

The PRC governmental authorities, from time to time, performs audits, inspections, inquiries or similar actions on state-owned companies, such as Sinopec Group Company, our ultimate controlling shareholder. We cannot predict the outcome of such actions of governmental authorities.  If, as a result of such audits, inspections or inquiries, (i) material irregularities are found within Sinopec Group Company or us or (ii) Sinopec Group Company or we become the target of any negative publicity, there may be a material adverse effect on our reputation, our business and financial condition as well as the trading prices of our ADSs and H shares.

Our overseas businesses may be adversely affected by changes of local policies and business environment.

We acquired 55% equity interest of SSI who has 50% interest in Angola Block 18 in 2010. Since the end of civil war in 2002, the Angola government has focused on economic recovery and social development. It has made substantial progress on stability of its social and investment environment in recent years, and keeps continuity and stability on the oil production related policies. However, Angola is still one of the most undeveloped countries defined by the United Nations, and its social and investment environment are subject to certain risks including without limitation, the income distribution gap among nationals, a high unemployment rate, and the problem of discretionary execution of its laws and regulations. Angola entered into the Organization of the Petroleum Exporting Countries, or the OPEC, in 2006, and therefore it is also subject to the oil-output restriction imposed by the OPEC. In addition, Angola’s current laws, regulations and policies are subject to uncertain changes since it will have the first presidential campaign in 2012.

In addition, in respect to the oil production management in Angola, if there is any malfunction on our water or gas injection systems, the maintenance work may take a long time and our oil production capacity and outputs may decline. In respect to the reserve management in Angola, as more oilfields are developed, water cut in oilfields may increase and the oil reservoir pressures may decrease, which may materially and adversely affect our oil production capacity and reserve development.

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

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside the PRC, which have recently become more significant participants in the petroleum and petrochemical industry in China. On December 4, 2007, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products Market”, which open the wholesale market of crude oil and refined petroleum products to new market entrants. As a result, we  face more competition in both crude oil and refined petroleum product markets. We also expect to face competition in both domestic and international  petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. Increased competition may have an adverse effect on our financial condition and results of operations.

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

Non-competition.

Sinopec Group Company has interests in certain businesses, such as oil refining, petrochemical producing and overseas exploration and development, which compete or are likely to compete, either directly or indirectly, with our businesses. To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement. For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our controlling shareholder, Sinopec Group Company may take actions that may conflict with our own interests. In 2012, we received from Sinopec Group Company an undertaking to avoid its competition with us.  For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

Investments in OFAC sanctioned countries.

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas, or LNG projects.  Sinopec Group Company’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan and Syria, which countries are on the sanction list published and administrated by the OFAC, of the U.S. Department of Treasury. Certain U.S.-based investors, including state and municipal governments and universities, may not wish to invest, and have proposed or adopted divestment or similar initiatives regarding investments, in companies that do business with countries on OFAC’s sanction list. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. As a result, the trading prices of our ADSs may be adversely affected.

Risks Relating to the PRC

Government regulations may limit our activities and affect our business operations.

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined petroleum products, regulating the upper limit of the retail, supply and wholesale prices for petroleum and diesel products; collecting special gain levies, assessing taxes and fees payable, deciding import and export quotas and procedures for the oil and gas industry, and setting safety, environmental and quality standards. In addition, the ex-factory price of the jet fuel (standard product) will be determined by the buyers and the sellers, subject to a limit of no more than the delivered-duty-paid Chinese main port price from Singapore market. The National Development and Reform Commission (NDRC) will regularly release the delivered-duty-paid Chinese main port price for jet fuels from Singapore market.  As a result, we may face constraints on our flexibility and ability to expand our business operations.

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

Our production activities produce substantial amounts of liquid, gas and solid waste materials. In addition, our production facilities require operating permits that are subject to renewal, modification and revocation. We have established a system to treat waste materials to prevent and reduce pollution. However, the PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards, which, in turn, would require us to incur additional expenditures on environmental matters.

Some of our development plans require compliance with state policies and governmental regulation

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

The exchange rate of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in the PRC’s and international political and economic conditions.  On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. On June 19, 2010, the People’s Bank of China decided to further promote the reform of Renminbi exchange rate formation mechanism, and improve the flexibility of Renminbi exchange rate. Since we purchase a significant portion of the crude oil from international suppliers, and the purchase prices are benchmarked to US dollar-denominated international prices, fluctuations in the exchange rate of the Renminbi against the U.S. dollars and certain other foreign currencies may materially and adversely affect our crude oil purchase cost.

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

China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may not be assured. Our articles of association as well as the Listing Rules of the Hong Kong Stock Exchange provide that most disputes between holders of H shares and us, our directors, supervisors, officers or holders of domestic shares, arising out of the articles of association or the PRC Company Law concerning the affairs of our company, are to be resolved through arbitration by arbitration organizations in Hong Kong or the PRC, rather than through a court of law. On June 18, 1999, an arrangement was made between Hong Kong and the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People's Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. We are uncertain as to the outcome of any action brought in China to enforce an arbitral award granted to shareholders.

Our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through inspections.

Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board, or PCAOB, has the authority and is required to conduct continuing inspections of registered public accounting firms that provide audit services to public companies subject to the reporting requirements of the SEC. Our external auditor is registered with the PCAOB and is subject to inspections by the PCAOB. However, the PCAOB is currently unable to inspect a registered public accounting firm’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our independent registered public accounting firm through such inspections.

ITEM 4.	INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People's Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our subsidiary in the United States, SINOPEC-USA Co., Ltd., 410 Park Avenue, 6/F, New York, NY 10022, USA (telephone number: (212) 759-5085; fax number: (212) 759-6882) as our agent for service of processes for actions brought under the U.S. securities laws.

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

In order to expand our core businesses, prevent competition between us and members of Sinopec Group and reduce related party transactions, between 2001 and 2009 we have acquired Sinopec National Star Petroleum Company, Sinopec Group Maoming Petrochemical Company, Tahe Oilfield Petrochemical Factory and Xi'an Petrochemical Main Factory, certain Petrochemical and Catalyst Assets, certain Refinery Plants and certain service stations, certain Oil Production Plants, Sinopec Hainan and certain downhole operation assets, 100% equity interest of Sinopec Qingdao Petrochemical Co., Ltd. and certain other assets relating to exploration and production, refining and marketing and distribution segments and all the assets of certain research institutes from Sinopec Group Company. We have also sold and disposed of certain auxiliary assets and chemical assets to third parties. In addition, we completed the privatization of Beijing Yanshan Petrochemical Co., Ltd. and Sinopec Zhenhai Refinery and Chemicals Co., Ltd. and the tender offers for the acquisition of publicly-held A-shares of four subsidiaries formerly listed on stock exchanges in China, namely Sinopec Qilu Petrochemical Co., Ltd., Sinopec Yangzi Petrochemical Co., Ltd., Sinopec Zhongyuan Petroleum Co., Ltd., and Shengli Oil Field Dynamic Co., Ltd. In addition, in 2007, we acquired 20 service stations and fuel business in Hong Kong from China Resources Enterprise, Ltd.

On March 3, 2010, the warrants issued by us in 2008 matured, of which 188,292 warrants had been exercised and converted into 88,774 shares, providing funding of approximately RMB1.7 million to us.

On September 30, 2010, we acquired 55% equity interest of SSI, from Sinopec Overseas Oil & Gas Limited, a subsidiary of Sinopec Group Company, for a consideration of US$1.678 billion. SSI owns 50% interest in Angola Block 18.

In 2011, we issued RMB23 billion convertible bonds which could be converted into our A shares. As of December 31, 2011, our A shares increased by 34,662 shares as a result of the exercise of conversion by some convertible bonds holders. As of February 29, 2012, an aggregate 117,058,476 A shares were converted from the bonds out of the RMB23 billion convertible bonds.

In 2012, we received from Sinopec Group Company an undertaking to avoid its competition with us.  For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders"

B.         BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas across China and Africa. As of December 31, 2011, we held 192 production licenses in China, with an aggregate acreage of 20,325.98 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB1,000 per square kilometer. Oilfields at our Shengli production bureau in Shangdong province accounted for approximately 50.6% of our total crude oil and natural gas production in 2011.

As of December 31, 2011, we held 297 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 966, 800 square kilometers and with the maximum term of 7 years. Our exploration licenses may be renewed upon our application at least 30 days prior to the expiration date, with each renewal for a maximum two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. We are also obligated to pay an annual exploration license fee ranging from RMB100 to RMB500 per square kilometer. Under the PRC laws and regulations, however, we are entitled for reduction and exemption of exploration license fee for exploration in the western region, northeast region and offshore of China.

As of December 31, 2011, we held 2 production licenses in Africa (Anglo Block 18), with an aggregate acreage of 322.57 square kilometers. We currently do not have exploration licenses in Africa.

Properties

We currently operate 16 oil and gas production fields in China, each of which consists of many oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2011, Shengli production field produced 194 million barrels of crude oil and 17.66 billion cubic feet of natural gas, with an average daily production of 540 thousand BOE, accounting for approximately 50.6% of our total crude oil and natural gas production for the year.

As of December 31, 2011, the total acreage of our oil and gas producing fields and blocks in China was 8,635 square kilometers, including 5,848 square kilometers of developed acreage, all of which were net developed acreage; and 2,787 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2011, the total acreage of our oil and gas producing fields and blocks in Africa was 140.5 square kilometers, including 110.0 square kilometers of developed acreage, of which 30.25 square kilometers were net developed acreage; and 30.5 square kilometers of gross undeveloped acreage, of which 8.3875 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2011, our estimated proved reserves of crude oil and natural gas were 3,966 million BOE (including 2,848 million barrels of crude oil and 6,709 billion cubic feet of natural gas), representing an increase of 0.07% from 2010. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2009, 2010 and 2011. From December 31, 2011 until the date of this report, we have not had any material discovery of reserves nor there is any event which may have material effect on our proved reserves.

	As of December 31,
	2009	2010	2011
Crude Oil Proved Reserves	(in millions of barrels)

Developed
China
Shengli	2,009	1,963	1,975
Others	504	519	518
Africa(1)	76	72	52
Total Developed	2,589	2,554	2,545
Undeveloped
China
Shengli	114	131	101
Others	193	180	175
Africa(1)	23	23	27
Total Undeveloped	330	334	303
Total Proved Reserves	2,919	2,888	2,848

	As of December 31,
	2009	2010	2011
Natural Gas Proved Reserves	(in billions of cubic feet)

Developed
China
Puguang	-	2,804	2,590
Others	1,727	1,667	1,656
Africa(1)	-	-	-
Total Developed	1,727	4,471	4,246
Undeveloped
China
Puguang	3,926	978	978
Others	1,086	998	1,485
Africa(1)	-	-	-
Total Undeveloped	5,012	1,976	2,463
Total Proved Reserves	6,739	6,447	6,709

 ______________________
(1) In 2010, we acquired from Sinopec Group Company 55% equity interest of SSI, which owns 50% interest in Angola Block 18. Accordingly, the historical information for 2009 has been revised to include the information of SSI. The proved reserves amount in Africa is the net reserves amount of SSI after deducting the government’s amount-sharing.

As of December 31, 2011, approximately 308 million barrels of our crude oil proved reserves and 2,463 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and Africa. This compares to 334 million barrels and 1,976 billion cubic feet of proved undeveloped reserves of crude oil and natural gas, respectively, as of December 31, 2010. During 2011, 1,153 new wells were drilled by us in China and we didn't drill new wells in Africa. We converted 91 million barrels of proved undeveloped crude oil reserves and 353 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2011. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB16.503 billion, including RMB15.050 billion and RMB1.453 billion incurred in connection with our operations in China and Africa, respectively, in 2011.

As of December 31, 2011, we have approximately 13.79 million barrels of our crude oil proved reserves and 0.162 billion cubic feet of our natural gas proved reserves classified as proved undeveloped reserves for more than five years, due to offshore platform construction, delay on transport-channel construction and other factors. These reserves are mostly located in the Shengli, Xi’nan and Shanghai production bureaus.

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

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has 30 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

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

Oil and Natural Gas Production

In 2011, we produced an average of 1,067 thousand BOE per day in China, of which approximately 77.88% was crude oil and 22.12% was natural gas. We produced an average of 50 thousand BOE per day in Africa, all of which was crude oil. The following tables set forth our average daily production of crude oil and natural gas sold  for the years ended December 31, 2009, 2010 and 2011. The production of crude oil includes condensed oil.

	Year Ended December 31,
	2009	2010	2011
	(in thousands of barrels daily)
Average Daily Crude Oil Production
China
Shengli	541	532	532
Others(1)	284	296	299
Africa(2)	73	70	50
Total Crude Oil Production	898	898	881

	Year Ended December 31,
	2009	2010	2011
	(in millions of cubic feet daily)
Average Daily Natural Gas Production
China
Puguang	10	401	586
Others(1)	809	808	830
Africa(2)	-	-	-
Total Natural Gas Production	819	1,209	1,416

______________________
(1) Due to our management adjustment on bureaus and blocks, Chunguang block which was originally managed by Shengli production bureau has been managed by Henan production bureau since November 2009.
(2) The average daily production in Africa is the net production of SSI after deducting the government’s sharing of production. We hold 55% equity interest of SSI.

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2009, 2010 and 2011.

	Weighted Average	China	Africa(1)
	(RMB)
For the year ended December 31, 2011
Average petroleum lifting cost per BOE	103.86	104.89	81.64
Average realized sales price
Per barrel of crude oil	636.61	632.03	707.70
Per thousand cubic meters of natural gas	1,284.02	1,284.02	-
For the year ended December 31, 2010
Average petroleum lifting cost per BOE	94.87	97.48	54.34
Average realized sales price
Per barrel of crude oil	479.77	475.37	517.21
Per thousand cubic meters of natural gas	1,173.92	1,173.92	-
For the year ended December 31, 2009
Average petroleum lifting cost per BOE	87.42	90.51	44.41
Average realized sales price

Per barrel of crude oil	347.13	339.36	424.48
Per thousand cubic meters of natural gas	959.04	959.04	-
_______________________
(1) The exchange rates we used for Africa data in this table was the average exchange rates for each year ended December 31, 2009, 2010 and 2011, which are, RMB6.8310 to US$1.00, RMB6.7698 to US$ 1.00 and RMB 6.4588 to US$1.00, respectively.

Exploration and Development Activities

In 2011, we strived to discover new resources. In addition, we made intensive exploration in those developed areas. We made new breakthrough in our exploration of Northern rim of the Junggar Basin, western Sichuan Basin trough, North slope of Central Tarim, New area of South Songhuajiang, Eastern Hainan Province and South Sea area. We achieved initial success in exploring unconventional shale oil and gas and established construction area for coal bed methane. In 2011, we made two dimensional seismic exploration of 18,583 kilometers, three dimensional seismic exploration of 11,361 square kilometers, and drill footage of 2,174.1 kilometers. In addition, there is an increase of 411 million BOE of productive reserve for oil and gas. We continued increase in our domestic crude oil production and stabalized key development indexes such as recovery rate. We stabilized our crude oil output in eastern China and increased crude oil output in western China. We made rapid progress in research and experiment in relation to staged fracturing of horizontal wells. We kept rapid growth in natural gas development. We developed most of our natural gas in Sichuan Basin and Erdos Basin and improved our production capacity

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2009, 2010 and 2011.

	Total	China		Africa
		Shengli	Others
For the year ended December 31, 2011
Exploratory
Productive	321	112	209	-
Dry	504	124	380	-
Development
Productive	3,333	1,839	1,494	-
Dry	23	5	18	-
For the year ended December 31, 2010
Exploratory
Productive	319	231	88	-
Dry	390	107	283	-
Development
Productive	3,206	1,777	1,425	4
Dry	25	4	21	-
For the year ended December 31, 2009
Exploratory
Productive	259	109	150	-
Dry	311	95	216	-
Development
Productive	3,087	1,702	1,377	8
Dry	22	8	14	-

The following table sets forth the number of wells being drilled by us as of December 31, 2011, as compared to December 31, 2010:

	As of December 31,
	2010		2011
	Gross	Net	Gross	Net
China
Shengli	26	26	37	37

Others	107	107	110	110
Africa	4	2	2	1
Total Wells Drilling	137	135	149	148

The following table sets forth our number of productive wells for crude oil and natural gas as of December 31, 2011, as compared to December 31, 2010:

	As of December 31,
	2010		2011
Productive Wells for Crude Oil	Gross	Net	Gross	Net
China
Shengli	26,960	26,960	28,465	28,465
Others	14,101	14,101	15,125	15,125
Africa	18	8	18	8
Total Productive Wells	41,079	41,069	43,608	43,598

	As of December 31,
	2010		2011
Productive Wells for Natural Gas	Gross	Net	Gross	Net
China
Puguang	34	34	35	35
Others	3,251	3,240	3,537	3,526
Africa	-	-	-	-
Total Productive Wells	3,285	3,274	3,572	3,561

Refining

Overview

In 2011, our refinery throughputs were approximately 217 million tonnes. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
	2009	2010	2011
	(in million tonnes)
Gasoline	34.43	35.87	37.10
Diesel	68.86	76.09	77.17
Kerosene and Jet Fuel	10.39	12.42	13.73
Light chemical feedstock	26.87	35.00	37.38
Lubricant	1.33	1.44	1.37
Liquefied petroleum gas	8.66	9.33	9.47
Fuel oil	4.09	3.02	2.54

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

Refining Facilities

Currently we operate 34 refineries in China. As of December 31, 2011, our total primary distillation capacity of crude oil was 247 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2009, 2010 and 2011.

	As of and for the Year Ended December 31,
	2009	2010	2011
Primary distillation capacity of crude oil (million tonnes per annum)	227.00	244.70	247.10
Refinery throughputs (million tonnes per annum )	186.58	211.13	217.37
____________
The primary distillation capacity and refinery throughputs of joint ventures are 100% included in our statistics.

In 2011, measured by the total output from our refineries, our overall gasoline yield was 17.07%, overall diesel yield was 35.50%, overall kerosene yield was 6.32%, and overall light chemical feedstock yield was 17.20%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2009, 2010 and 2011, our overall yield for all refined petroleum products at our refineries was 94.53%, 94.83% and 95.09%, respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2011 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2011

(in million tonnes per annum)

Zhenhai	23.0

Shanghai	14.0

Qilu	14.0

Yanshan	13.5

Maoming	13.5

Guangzhou	13.2

Gaoqiao	13.0

Jinling	13.0

Tianjin	12.5

Fujian	12.0

Qingdaolianhua	12.0

Changling	11.5

Yangzi	8.0

Luoyang	8.0

Wuhan	8.0

Hainan	8.0

In 2011, our primary distillation capacity of crude oil increased by 2.4 million tonnes per annum, representing a net increase of 2.4 million tonnes per annum from 2010, which includes an increase of 2.0 million tonnes per annum in the distillation capacity of sour crude. In addition, in 2011, our hydro-refining capacity increased by 3 million tonnes per annum. The revamping projects for a number of refining facilities to improve refined petroleum product quality were also completed and put into operation.

Sources of Crude Oil

Crude oil is our most important raw material.  The following table sets forth the sources of our crude oil supply for the years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009	2010	2011
Source of Supply	(in million tonnes)
Self-supply in China	35.22	35.13	34.84
PetroChina Company Ltd.	7.05	5.10	5.72
CNOOC Ltd.	6.49	6.91	6.73
Import	138.82	165.00	171.21
Total	187.58	212.14	218.50

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2011, we distributed and sold in China approximately 151.16 million tonnes of gasoline, diesel, jet fuel and kerosene.  Most of the refined petroleum products sold by us are produced internally. In 2011, approximately 78.4% of our gasoline sales volume and approximately 82.4% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products for the year ended December 31, 2009, 2010 and 2011.

	Year Ended December 31,
	2009	2010	2011
Total sales volume of refined petroleum products (in million tones)	130.32	149.23	162.32
Sales volume of refined petroleum products in China (in million tonnes)	124.02	140.49	151.16
Of which: Retail	78.90	87.63	100.24
Direct Sales	25.61	32.40	33.22
Wholesale	19.52	20.47	17.70
Average annual throughput of service stations (in tonnes per station)	2,715	2,960	3,330

	As of December 31,
	2009	2010	2011
Total number of service stations under Sinopec brand	29,698	30,116	30,121
Of which: Self-operated service stations	29,055	29,601	30,106
Franchised service stations	643	515	15

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2011, we sold approximately 100.24 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 66.3% of our total gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2011, we had 15 franchised service stations that are owned and operated by third parties.

In 2011, we continued to improve our refined petroleum products retail networks through acquisition, construction and renovation of service stations, and added 505 new service stations operated by us into our retail network. We believe we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Direct Sales

In 2011, we sold approximately 33.2 million tonnes of refined petroleum products, including 2.2 million tonnes of gasoline, 29.1 million tonnes of diesel and 2.0 million tonnes of kerosene, through direct sales to commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

Wholesale

In 2011, we sold approximately 17.7 million tonnes of gasoline, diesel, kerosene and jet fuel through wholesale channels, representing approximately 11.7% of our total sales volume of gasoline, diesel, kerosene and jet fuel. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

Through our wholesale centers, we operate 397 storage facilities with a total capacity of approximately 14.8 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

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

In 2011, Methanol-To-Olefin (MTO) project with a processing capacity of 0.6 million tonnes per annum in Sinopec Zhongyuan Petroleum Co., Ltd commenced operation.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2011 was 9.425 million tonnes per annum. In 2011, we produced 9.894 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2011 for our principal intermediate petrochemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	9,425	9,894	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Propylene	8,394	8,040	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Gaoqiao, Anqing, Jinan, Jingmen, Wuhan, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Benzene	4,119	3,591	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO* and BASF-YPC*
Styrene	2,039	1,920	Yanshan, Qilu, Guangzhou, Maoming, SECCO* and Zhenhai
Para-xylene	4,068	4,411	Shanghai, Yangzi, Qilu, Tianjin Luoyang and Fujian*
Phenol	594	631	Yanshan and Gaoqiao
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2011.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	5,941	6,526	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Polypropylene	5,188	5,487	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, SECCO*, Wuhan Fenghuang, Jingmen, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Polyvinyl chloride	600	589	Qilu
Polystyrene	750	669	Yanshan, Qilu, Maoming, Guangzhou and SECCO*
Acrylonitrile butadiene styrene	200	136	Gaoqiao
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified teraphthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2011 production, we are the largest producer of purified teraphthalic acid, ethylene glycol, caprolactam and polyester in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2011 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified teraphthalic acid	3,119	3,478	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	2,423	2,040	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC*, Zhongsha (Tianjing)* and Zhenhai
Acrylonitrile	550	536	Shanghai, Anqing, Qilu and SECCO*
Caprolactam	300	309	Shijiazhuang and Baling
Polyester	2,745	2,874	Shanghai, Yizheng, Tianjin and Luoyang
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fibers

We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2011.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,241	1,084	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	299	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2011 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2011 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	285	309	Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber	430	511	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi
Styrene-butadiene-styrene thermoplastic elastomers	170	133	Yanshan and Maoming
Isobulylene isoprene rubber	45	37	Yanshan

Chemical Fertilizers

We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

The major companies of our production for chemical fertilizers for the year ended December 31, 2011 were Sinopec Anqing Company, Sinopec Baling Company and Sinopec Hubei Chemical Fertilizer Company.

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

Patents and Trademarks

In 2011, we were granted 1,228 patents in China. As of December 31, 2011, we owned a total of 7,081 patents in China. We are also entitled to use certain patents by Sinopec Group Company on a royalty-free basis. The patents cover various products, processes and product uses and have different valid terms.

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

In November 2010, we were approved by four Ministries including MOFCOM to become one of the first trial enterprises to cooperate with international business partners and develop coal bed methane  resources (MOFCOM Circular 984[2010]).

Ministry of Land and Resources ("MLR")

The MLR is responsible for issuing the licenses that are required to explore and produce crude oil and natural gas in China.

Regulation of Exploration and Production

Exploration and Production Rights

The PRC Constitution provides that all mineral and oil resources belong to the state. In 1986, the Standing Committee of the National People's Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources, or the MLR, to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities.  Currently, only we, PetroChina, China National Offshore Oil Corporation (CNOOC) and Yanchang Petroleum Group Ltd. have received such exploration licenses and production licenses in oil and gas industry. In addition, pursuant to the Regulation on the Administration of Geological Survey Qualifications promulgated by the State Council, which became effective from July 1, 2008, any entity engaging in geological survey activities shall obtain a geological survey qualification certificate. Oil and natural gas survey qualifications, among others, shall be examined, approved and granted by the MLR.

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

On December 26, 2011, NDRC decided to implement the reform of natural gas price formation mechanism in Guangdong Province and Guangxi Autonomous Region. The purpose of such reform is to cause that the ex-factory price of natural gas would be decided by market and government would only interfere with the price of natural gas pipeline transmission with the nature of natural monopoly. Such reform is proposed to be carried out in the following aspects: first, change the prevailing pricing method (cost plus pricing) to “net back pricing”, decide the pricing reference point and the types of alternative energy, and establish the connection between the prices of natural gas and alternative energy; second,  determine the price of natural gas at city gate in each province (region and city), based on the pricing reference point and taken into considerations the major consumers of natural gas resources and pipeline transmission costs; third,  the price of natural gas at city gate  will be dynamic and adjusted annually based on the changes of alternative energy prices, and will be gradually adjusted semiannually or quarterly in the future; fourth, market-oriented pricing mechanism will also be implemented to set the prices of unconventional natural gas such as shale gas,  coal bed methane and coal-to-gas.

Regulation of Refining and Marketing of Refined Petroleum Products

Volume and Price Controls on Gasoline, Diesel and Jet Fuels

The PRC government continues to exercise control over the prices of gasoline, diesel and jet fuels.

According to the Notice on Implementing Reforms on Prices of Refined Products and Tax promulgated by the State Council on December 18, 2008 and the Measures for Administration of Petroleum Products Price (Trial) issued by the NDRC on May 7, 2009, the sale price for refined petroleum products in the PRC market shall be adjusted with reference to international crude oil price fluctuations, subject to governmental control. The NDRC will set maximum retail price and the provincial price bureaus have the authority to set maximum whole sale prices for gasoline and diesel . As a principle, maximum retail price for gasoline and diesel in the Chinese market shall be decided with reference to the international crude oil price plus the average domestic processing costs, tax levies, reasonable sales and marketing expenses and appropriate profit. The refined petroleum products price in the PRC market may be adjusted when the moving average price of international crude oil price fluctuates beyond 4% within a period of 22 consecutive business days. If the international crude oil prices experience sustained increase or radical fluctuation, the price of refined petroleum products, including gasoline and diesel products, will be controlled by the government to reduce the oil price fluctuation impact upon the PRC market. In addition, the ex-factory price of the jet fuel (standard product) will be determined by the buyers and the sellers, subject to a limit of no more than the delivered-duty-paid Chinese main port price from Singapore market. The National Development and Reform Commission (NDRC) will regularly release the delivered-duty-paid Chinese main port price for jet fuels from Singapore market

Regulation of Crude Oil and Refined Petroleum Products Market

On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products  Market” to open the wholesale market of crude oil and refined petroleum products to new market entrants, respectively. Foreign enterprises' rapid entrance into Chinese petroleum and chemical products markets will change the current market status for petroleum and chemical products.

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

Effective from January 1, 2009, China has adjusted the consumption tax rates of the refined oil and other refined products under the country's refined oil tax reform plan.

On October 28, 2011, the Rules for Implementation of Interim Regulations of the Resource Tax was promulgated by the Ministry of Finance and State Administration of Taxation,  under which the implementation of resources taxes reform will cover oil and gas enterprises at nationwide since November 1, 2011. Any person who is involved in production of crude oil and natural gas, and is qualified to pay resources taxes, shall pay 5% of the price of crude oil or natural gas as the resource taxes. Qualified taxes payers may enjoy an exemption or reduction of resources taxes.

Effective from November 1, 2011, The Ministry of Finance increased the threshold of the special oil income levy to US$55 per barrel, and a five-level progressive rate will still be applicable to special oil income levy collection based on the sale prices, which is calculated monthly and paid quarterly.

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
RMB1 per liter for gasoline, naphtha, solvent oil and lubricant; RMB0.8 per liter for diesel, jet fuel and fuel oil. The consumption tax for naphtha for the production of ethylene and aromatic hydrocarbon will be taxed first but refunded later. The consumption tax for naphtha  produced internally for the production of ethylene and aromatic hydrocarbon will be exempted. Consumption tax on jet fuel is currently exempted.

Import tariff	CIF China price
5% for gasoline, 6% for diesel, 9% for jet kerosene and 6% for fuel oil. Beginning on July 1, 2011, the applicable tax rates for gasoline, fuel oil, diesel and jet kerosene are 1%, 1%, 0% and 0%, respectively.

Resource tax	Aggregate volume sold or self-consumed	Effective from November 1, 2011, for domestic production of crude oil and natural gas, the applicable tax rate is 5% of the sales revenue, exemption or deduction may apply if qualified.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	1%

Exploration license fee	Area	RMB100 to RMB500 per square kilometer per annum.

Production license fee	Area	RMB1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education Surcharge and local education surcharge	Total amount of value-added tax, consumption tax and business tax	3% and 2%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$40 per barrel.	Progressive rate of 20% to 40% for revenue derived from crude oil with realized price in excess of US$55 per barrel. Effective from November 1, 2011, the threshold was increased to US$55 per barrel.
__________
(1)
Sino-foreign oil and gas exploration and development cooperative projects whose contracts were signed prior to November 1, 2011 and have not yet expired are still subject to royalty fee, and the project companies of those cooperative projects are not subject to any other resource taxes or fees. Sino-foreign oil and gas exploration cooperative projects whose contracts are signed after November 1, 2011 are not subject to royalty fee, but are subject to resource taxes.

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

We paid pollutant discharge fees of approximately RMB3.2 billion in 2009, RMB3.9 billion in 2010 and RMB4.2 billion in 2011.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund ("SPI Fund"), approximately RMB590.2 billion of coverage on our property and plants and approximately RMB100.0 billion of coverage on our inventory. In 2010, we paid an insurance premium of approximately RMB2.4 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

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

In 2009, we acquired the entire equity interest of Sinopec Qingdao Petrochemical Company Limited and certain marketing and distribution operations (collectively, the Acquired Group).  In 2010, we acquired 55% equity interest of Sonangol Sinopec International Limited (SSI) from Sinopec Group Company. As we and these newly acquired entities are under the common control of Sinopec Group Company, our acquisitions of such entities are reflected in our consolidated financial statements as “combination of entities under the common control” that is accounted for in a manner similar to a pooling-of-interests. As a result, all historic data of the acquired entities’ assets and liabilities has been presented, and our consolidated financial statement prior to the acquisitions has been adjusted to reflect the financial and business conditions of the acquired entities.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2009, 2010 and 2011.

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

Impairment losses recognized for each of the three years ended December 31, 2009, 2010 and 2011 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2009	2010	2011
	(RMB in millions)
Exploration and production	1,595	3,250	2,153
Refining	396	4,902	78
Marketing and distribution	1,479	1,183	269
Chemicals	3,807	5,121	308
Corporate and others	8	21	1
Total	7,285	14,477	2,809

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no changes to the estimated useful lives and residual values during each of the three years ended December 31, 2009, 2010 and 2011.

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

	Year ended December 31,
	2009	2010	2011
	(RMB in millions)
Balance as of January 1	2,406	1,921	1,322
Impairment losses recognized for the year	70	48	51
Reversal of impairment losses	(245)	(130)	(124)
Written off	(310)	(517)	(237)
Balance as of December 31	1,921	1,322	1,012

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

	Year ended December 31,
	2009	2010	2011
	(RMB in millions)
Balance as of January 1	9,189	1,038	1,091
Allowance for the year	401	1,087	3,264
Reversal of allowance on disposal	(185)	(77)	(122)
Written off	(8,367)	(957)	(2,851)
Balance as of December 31	1,038	1,091	1,382

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

B.         CONSOLIDATED RESULTS OF OPERATIONS

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, our total operating revenues and other income were RMB2,505.7 billion, representing an increase of 31.0% over 2010. Our operating income was RMB105.5 billion, representing an increase of 0.5% over 2010. The increase in our operating income was primarily due to increased demand for refined and petrochemical products as a result of sustained economic growth in China, continued expansion of our operations, and rise of the prices for crude oil, refined petroleum products and petrochemical products.  We have also expanded our market share and realized good operating result by leveraging our strength in business scale and integration, making efforts to develop market, and enhancing marketing and services quality.

The following table sets forth major revenue and expense items in the consolidated income statements for the years ended December 31, 2010 and 2011.

	Year Ended December 31,		Rate of Change from 2010 to 2011
	2011	2010
	(RMB in millions)%

Operating revenues and other income	2,505,683	1,913,182	31.0
Operating revenues	2,463,767	1,876,758	31.3
Other income	41,916	36,424	15.1
Operating expenses	(2,400,153)	(1,808,208)	32.7
Purchased crude oil, products and operating supplies and expenses	(2,031,545)	(1,482,484)	37.0
Selling, general and administrative expenses	(58,960)	(51,048)	15.5
Depreciation, depletion and amortization	(63,816)	(59,253)	7.7
Exploration expenses, including dry holes	(13,341)	(10,955)	21.8
Personnel expenses	(41,529)	(33,672)	23.3
Taxes other than income tax	(189,949)	(157,189)	20.8
Other operating expenses, net	(1,013)	(13,607)	(92.6)
Operating income	105,530	104,974	0.5
Net finance costs	(5,285)	(6,974)	(24.2)
Income from investments	4,320	5,663	(23.7)
Earnings before income tax	104,565	103,663	0.9
Tax expense	(26,120)	(25,681)	1.7
Net income	78,445	77,982	0.6
Attributable to:
Equity shareholders of the Company	73,225	71,782	2.0
Non-controlling interests	5,220	6,200	(15.8)

Operating Revenues and other operating income

In 2011, our operating revenues and other income were RMB2,463.8 billion, representing an increase of 31.3% over 2010. This was mainly due to our proactive efforts to develop market and expand sales of products, as well as rise of the prices for crude oil, refined oils and petrochemical products.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2010 to 2011 for our major products:

	Average Realized Price		Rate of Change from	Sales Volume		Rate of Change from
	2011	2010	2010 to 2011	2011	2010	2010 to 2011
	(RMB)		(%)			(%)

Crude Oil	4,621(1)	3,349(1)	38.0	5,581 (2)	5,554 (2)	0.5
Natural Gas	1,274(3)	1,155(3)	10.3	12,310 (4)	9,951 (4)	23.7
Gasoline	8,403(1)	7,297(1)	15.2	47,494 (2)	43,467 (2)	9.3
Diesel	7,075(1)	5,992(1)	18.1	97,897 (2)	90,827 (2)	7.8
Kerosene	6,193(1)	4,758(1)	30.2	16,570 (2)	14,758 (2)	12.3

Basic chemical feedstock	6,915(1)	5,598(1)	23.5	20,944 (2)	17,821 (2)	17.5

Synthetic Fiber Monomer and Polymer	9,880(1)	8,211(1)	20.3	6,585 (2)	5,772 (2)	14.1
Synthetic Resin	9,841(1)	9,243(1)	6.5	10,518 (2)	9,871 (2)	6.6
Synthetic Fiber	13,301(1)	11,644(1)	14.2	1,496 (2)	1,512 (2)	(1.1)
Synthetic Rubber	22,215(1)	16,436(1)	35.2	1,220 (2)	1,222 (2)	(0.2)
Chemical fertilizer	2,186(1)	1,641(1)	33.2	951 (2)	1,299 (2)	(26.8)
____________
(1)	per tonne
(2)	thousand tonnes
(3)	per thousand cubic meters
(4)	million cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced internally were used for refining and chemical production and the remaining were sold to other customers. In 2011, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB47.5 billion, representing an increase of 35.7% over 2010. The change was mainly due to the increase in the sales volume and prices of crude oil and natural gas.

Sales of refined petroleum products

In 2011, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB1,525.1 billion, accounting for 60.9% of our operating revenues and representing an increase of 27.9% over 2010. The increase was mainly because we took advantage of the increase of prices for refined oil and other refined petroleum products to enlarge our sales volume of these products. The sales revenue of gasoline, diesel and kerosene was RMB1,194.4 billion, accounting for 78.3% of the total revenue of petroleum products and representing an increase of 28.2% over 2010. Sales revenue of other refined petroleum products was RMB330.7 billion, accounting for 21.7% of the total revenue of petroleum products and representing a increase of 26.6% over 2010.

Sales of chemical products

Our external sales revenue of chemical products was RMB368.7 billion, accounting for 14.7% of our operating revenues and representing an increase of 29.1% over 2010. This was mainly due to the rise of prices for chemical products and increase in the sales volume resulting from our proactive market developing efforts.

Revenue from Corporate and Others Segment

In 2011, our corporate and others segment realized sales revenue of RMB522.5 billion, accounting for 20.9% of our operating revenue and representing an increase of 43.8% over 2010.  This was mainly attributable to expanded sales, imports and exports of crude oil and refined petroleum products by our affiliated trading companies.

Operating expenses

In 2011, our operating expenses were RMB2,400.2 billion, representing an increase of 32.7% over 2010, among which:

Purchased crude oil, products and operating supplies and expenses were RMB2,031.5 billion, representing an increase of 37.0% over 2010, accounting for 84.6% of the total operating expenses, of which:

•
crude oil purchase expenses were RMB839.0 billion, representing an increase of 38.4% over 2010. In 2011, the total throughput of crude oil that was purchased externally was 166.85 million tonnes (excluding the amount processed for third parties), representing an increase of 7.6% over 2010; the average unit processing cost for crude oil purchased externally was RMB5,029 per tonne, representing an increase of 28.7% over 2010; and

•
other purchasing expenses were RMB1,192.5 billion, representing an increase of 36.1% over 2010. This was mainly due to the increase in the costs of refined oils, chemical feedstock and other products, as well as the rising costs of purchases by affiliated trading companies.

Selling, general and administrative expenses totaled RMB59.0 billion, representing an increase of 15.5% over 2010. This was mainly attributable to the expansion of our sales which contributed to the increase in the sales expenses including selling and transportation expenses, as well as increase in operating lease charges.

Depreciation, depletion and amortization was RMB63.8 billion, representing an increase of 7.7% over 2010. This was mainly due to the depreciation resulting from our continuous capital expenditure on property, plant and equipment.

Exploration expenses, including dry holes were RMB13.3 billion, representing an increase of 21.8% over 2010, reflecting our enhanced exploration activities in Yuanba and Erdos regions, as well as our investment in unusual oil and gas exploration.

Personnel expenses were RMB41.5 billion, representing an increase of RMB7.9 billion over 2010 and representing 1.7% of the total operating expenses, or an increase of 14.5% over 2010 excluding the factors of adjustment salary-based surcharges and insurance contribution basis according to relevant regulations, increased employment due to business expansion, housing subsidy and annuity for employees.   This is largely because of the increase of wages and salaries of direct labor of production lines.

Taxes other than income tax were RMB189.9 billion, representing an increase of 20.8% compared with 2010. This was mainly due to the increase of special oil income levy by RMB17.8 billion over 2010 resulting from the increase of crude oil price, and the increase of the consumption tax, urban construction tax and educational surcharge by RMB12.9 billion over 2010 resulting from an increase of sales volume.

Other operating expenses, net were RMB1.0 billion, representing a decrease of 92.6% over 2010, which was mainly due to the decrease of long-lived asset impairment losses.

Operating income

In 2011, our operating income was RMB105.5 billion, representing an increase of 0.5% over 2010.

Net finance costs

In 2011, our net finance costs were RMB5.3 billion, representing a decrease of 24.2% over 2010.  This decrease in finance costs was mainly due to unrealized gain arising  from the  change in fair value of the embedded derivative component of our issued convertible debts at period end; our continuing efforts in centralizing our capital management, optimizing the financing structure and increasing the financing scale of US dollars denominated financing, by which we realized exchange gains of RMB600 million over 2010 and offset by our increase of net interests payment of RMB300 million over 2010 driven by our increased scale of indebtedness.

Earnings before income tax

In 2011, our earnings before income tax were RMB104.6 billion, representing an increase of 0.9% over 2010.

Income tax expense

In 2011, we recognized income tax expense of RMB26.1 billion, representing an increase of 1.7% over 2010.

Net income attributable to non-controlling interests

In 2011, our net income attributable to non-controlling interests was RMB5.2 billion, representing a decrease of 15.8% over 2010. This was mainly due to the decreased profitability of these entities that we do not wholly own as affected by market conditions.

Net income attributable to equity shareholders of the Company

In 2011, our net income attributable to our equity shareholders was RMB73.2 billion, representing an increase of 2.0% over 2010.

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

The following table sets forth major revenue and expense items in the consolidated income statements for the years ended December 31, 2009 and 2010.

	Year Ended December 31,		Rate of Change from 2009 to
	2010	2009	2010
	(RMB in millions)%
Operating revenues and other income	1,913,182	1,345,052	42.2
Operating revenues	1,876,758	1,315,915	42.6
Other income	36,424	29,137	25.0
Operating expenses	(1,808,208)	(1,254,383)	44.2
Purchased crude oil, products and perating supplies and expenses	(1,482,484)	(980,564)	51.2
Selling, general and administrative expenses	(51,048)	(40,539)	25.9
Depreciation, depletion and amortization	(59,253)	(54,046)	9.6
Exploration expenses, including dry holes	(10,955)	(10,545)	3.9
Personnel expenses	(33,672)	(28,895)	16.5
Taxes other than income tax	(157,189)	(132,884)	18.3
Other operating expenses, net	(13,607)	(6,910)	96.9
Operating income	104,974	90,669	15.8
Net finance costs	(6,974)	(7,466)	(6.6)
Investment income and share of income less losses from associates and jointly controlled entities	5,663	3,371	68.0
Earnings before income tax	103,663	86,574	19.7
Income tax expense	(25,681)	(19,591)	31.1
Net income	77,982	66,983	16.4
Attributable to:
Equity shareholders of the Company	71,782	63,129	13.7
Non-controlling interests	6,200	3,854	60.9

Operating revenues and other operating income

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

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2009 to 2010 for our major products:

	Average Realized Price		Rate of Change from	Sales Volume		Rate of Change from
	2010	2009	2009 to 2010	2010	2009	2009 to 2010
	(RMB)		(%)			(%)

Crude Oil	3,349(1)	2,303(1)	45.4	5,554(2)	4,915(2)	13.0
Natural Gas	1,155(3)	933(3)	23.8	9,951(4)	6,486(4)	53.4
Gasoline	7,297(1)	6,367(1)	14.6	43,467(2)	39,035(2)	11.4
Diesel	5,992(1)	5,092(1)	17.7	90,827(2)	82,344(2)	10.3
Kerosene	4,758(1)	3,918(1)	21.4	14,758(2)	11,353(2)	30.0

Basic chemical feedstock	5,598(1)	4,359(1)	28.4	17,821(2)	13,272(2)	34.3

Synthetic Fiber Monomer and Polymer	8,211 (1)	6,530 (1)	25.7	5,772 (2)	4,650 (2)	24.1
Synthetic Resin	9,243 (1)	8,072 (1)	14.5	9,871 (2)	8,667 (2)	13.9
Synthetic Fiber	11,644 (1)	9,140 (1)	27.4	1,512 (2)	1,418 (2)	6.6
Synthetic Rubber	16,436 (1)	11,448 (1)	43.6	1,222 (2)	1,116 (2)	9.5
Chemical fertilizer	1,641(1)	1,657(1)	(1.0)	1,299(2)	1,769(2)	(26.6)
____________
(1)	per tonne
(2)	thousand tonnes
(3)	per thousand cubic meters
(4)	million cubic meters

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

Sales of chemical products

Our external sales revenue of chemical products was RMB285.6 billion, accounting for 14.9% of our operating revenues and other operating income, and representing an increase of 48.2% over 2009. This was mainly due to the increase in the price and our sales volume of chemical products, the commencement of operation of our new production lines after completion of construction, and our efforts on the marketing of chemical products markets.

Operating expenses

In 2010, our operating expenses were RMB1,808.2 billion, representing an increase of 44.2% over 2009, among which:

Purchased crude oil, products and operating supplies and expenses were RMB1,482.5 billion, representing an  increase of 51.2% over 2009, accounting for 82.0% of the total operating expenses, of which:

•
crude oil purchase expenses were RMB606 billion, representing an increase of 49.5% over 2009. In 2010, the total throughput of crude oil that was purchased externally was 155.1 million tonnes (excluding the amount processed for third parties), representing an increase of 14.8% over 2009; the average unit processing cost for crude oil purchased externally was RMB3,907 per tonne, representing an increase of 30.2% over 2009; and

•
other purchasing expenses were RMB876.5 billion, representing an increase of 52.4% over 2009. This was mainly due to the increase in the cost of refined oil, chemical raw materials and other feedstock purchased externally, and the increase in the expense of affiliated companies.

Selling, general and administrative expenses totaled RMB51.0 billion, representing an increase of 25.9% over 2009. This was mainly due to the increase in the selling, transportation and others expenses resulting from the increased sales volume, and the increase in rental charges and R&D expenses.

Depreciation, depletion and amortization was RMB59.3 billion, representing an increase of 9.6% over 2009. This was mainly due to the depreciation resulting from our continuous capital expenditure on property, plant and equipment.

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

Income tax expense

In 2010, we recognized tax expense of RMB25.7 billion, representing an increase of 31.1% over 2009. The increase was mainly due to the increase in our earnings before income taxes.

Net income attributable to non-controlling interests

In 2010, our net income attributable to non-controlling interests was RMB6.2 billion, representing an increase of 60.9% over 2009. This was mainly due to the increase of net income of subsidiaries controlled by us.

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

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2009	2010	2011	2010	2011	2010	2011
	(RMB in billions)			(%)	(%)	(%)	(%)

Exploration and Production
External sales(1)	37	53	69	1.6	1.6	2.8	2.7
Inter-segment sales	98	134	173	4.0	4.0
Total operating revenue	135	187	242	5.6	5.6
Refining
External sales(1)	100	166	196	5.0	4.5	8.7	7.8
Inter-segment sales	604	806	1,016	24.2	23.3
Total operating revenue	704	972	1,212	29.2	27.8
Marketing and distribution
External sales(1)	781	1,038	1,342	31.2	30.8	54.2	53.6
Inter-segment sales	2	3	6	0.1	0.1
Total operating revenue	783	1,041	1,348	31.3	30.9
Chemicals
External sales(1)	197	292	375	8.8	8.6	15.3	15.0
Inter-segment sales	21	36	45	1.1	1.0
Total operating revenue	218	328	420	9.9	9.6
Corporate and others

External sales(1)	230	364	524	11.0	12.0	19.0	20.9
Inter-segment sales	292	433	611	13.0	14.1
Total operating revenue	522	797	1,135	24.0	26.1
Total operating revenue before inter-segment liminations	2,362	3,325	4,357	100.0	100.0
Elimination of inter-segment ales	(1,017)	(1,412)	(1,851)
Consolidated operating evenues	1,345	1,913	2,506			100.0	100.0

__________
(1)	include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2010 to 2011.

	Year Ended December 31,			Rate of Change from 2010 to 2011
	2009	2010	2011
	(RMB in billions)			(%)
Exploration and Production
Total operating revenues	135	187	242	29.2
Total operating expenses	(111)	(140)	(170)	21.6
Total operating income	24	47	72	51.9
Refining
Total operating revenues	704	972	1,212	24.8
Total operating expenses	(676)	(956)	(1,248)	30.6
Total operating income/(loss)	28	16	(36)	-
Marketing and distribution
Total operating revenues	783	1,041	1,348	29.5
Total operating expenses	(753)	(1,010)	(1,303)	29.0
Total operating income	30	31	45	45.3
Chemicals
Total operating revenues	218	328	420	28.3
Total operating expenses	(205)	(313)	(394)	26.0
Total operating income/(loss)	13	15	26	78.1
Corporate and others
Total operating revenues	522	797	1,134	42.3
Total operating expenses	(524)	(799)	(1,137)	42.3
Total operating loss	(2)	(2)	(3)	12.7
Elimination of inter-segment income	(2,603)	(1,455)	891	-

Exploration and Production Segment

Most of the crude oil and a portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, the operating revenues of this segment were RMB241.8 billion, representing an increase of 29.2% over 2010. This is mainly attributable to the increase in the selling price of crude oil and natural gas, and the increase in the sales volume of natural gas.

The segment sold 43.0 million tonnes of crude oil and 12.99 billion cubic meters of natural gas in 2011, representing a decrease of 2.0% and an increase of 17.5% over 2010, respectively. The average realized price of crude oil and natural gas were RMB4,526 per tonne and RMB1,284 per thousand cubic meters respectively, representing an increase of 32.9% and an increase of 9.4% respectively over 2010.

In 2011, the operating expenses of this segment were RMB170.2 billion, representing an increase of 21.6% over 2010. This was mainly due to:

•	The special oil income levy increased by RMB17.8 billion over 2010, which resulted from the increase in oil price;

•
The expense of depreciation, depletion and amortization increased by RMB3.9 billion over 2010. This was mainly due to the increased depreciation and depletion resulting from the oil and gas assets invested;

•	The personnel expenses increased by RMB2.9 billion over 2010;

•	The exploration expenses increased by RMB2.4 billion over 2010, reflecting our enhanced exploration activities in Yuanba and Erdos regions;

•	Other operating expenses increased by RMB2.7 billion over 2010 due to the increase of selling costs of raw materials along with the increase of their selling revenue.

The lifting cost for oil and gas was RMB738 per tonne in 2011, representing an increase of 9.5% over 2010. This was primarily due to the increases in the price of raw materials, fuels and power purchased externally and an increase of labor expense, and the expenses for improving oil fields injection-production system.

In 2011, the segment took advantage of high oil prices and realized operating income of RMB71.6 billion, representing an increase of 51.9% over 2010.

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

In 2010, the operating expenses of this segment were RMB140 billion, representing an increase of 26.2% over 2009. The increase was mainly due to the increase of special oil income levy by RMB12.6 billion over 2009, which reflected the increase in crude oil price.

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

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, the operating revenues of this segment were RMB1,212.1 billion, representing an increase of 24.8% over 2010. This was mainly attributable to the increase in prices and sales volumes of the refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2011 and 2010, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from	Average realized prices		Rate of change from
	2011	2010	2010 to 2011	2011	2010	2010 to 2011
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	35,173	32,699	7.6	7,629	6,581	15.9
Diesel	74,338	69,535	6.9	6,421	5,554	15.6
Chemical feedstock	35,783	34,260	4.4	5,774	4,574	26.2
Other refined petroleum products	54,725	50,418	8.5	4,624	4,114	12.4

In 2011, our sales revenues of gasoline were RMB268.4 billion, representing an increase of 24.7% over 2010; the sales revenues of diesel were RMB477.4 billion, representing an increase of 23.6% over 2010; the sales revenues of chemical feedstock were RMB206.6 billion, representing an increase of 31.8% over 2010; and the sales revenues of other refined petroleum products were RMB253.0 billion, representing an increase of 22.0% over 2010.

The segment’s operating expenses were RMB1,247.9 billion in 2011, representing an increase of 30.6% over 2010, which is mainly attributable to the increase of refining feedstock sales price and processing volume.

In 2011, the average unit cost of refining feedstock processed was RMB4,979 per tonne, representing an increase of 28.4% over 2010. Refining throughput were 210.26 million tonnes (excluding the volume processed for third parties), representing an increase of 5.9% over 2010. In 2011, the total costs of refining feedstock processed were RMB1,046.8 billion, representing an increase of 36.0% over 2010.

The refining margin was RMB34.7 per tonne in 2011, representing a decrease of 88.1% over 2010. This was primarily because of significant increase of price in international crude oil market and controlled pricing of refined oil in China.

In 2011, the unit refining cash operating cost (defined as operating expenses less the refinery processing cost, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the refinery throughput) was RMB149.5 per tonne, representing an increase of RMB9.7 per tonne, or 6.9%, over 2010. This was mainly due to the increase in purchase prices of supporting materials, power and fuels, and higher processing cost associated with the upgrade of refined petroleum products and the worsening quality of the crude oil for processing.

The segment’s operating loss was RMB35.8 billion in 2011, compared with the operating income of RMB15.9 billion in 2010.

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

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, the operating revenues of this segment were RMB1,347.6 billion, representing an increase of 29.5% compared with 2010.

In 2011, the sales revenues of gasoline, diesel and kerosene were RMB399.5 billion, RMB696.6 billion and RMB102.1 billion, representing an increase of 25.8%, 27.4% and 45.3% from 2010, respectively.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2010 and 2011 in different forms of sales channels.

	Sales Volume		Rate of Change from	Average Realized Price		Rate of Change from
	2011	2010	2010 to 2011	2011	2010	2010 to 2011
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	47,540	43,511	9.3	8,403	7,296	15.2
Retail sale	40,380	35,050	15.2	8,509	7,469	13.9
Direct sale	2,514	2,489	1.0	7,636	6,424	18.9
Wholesale	4,647	5,972	(22.2)	7,889	6,649	18.6
Diesel	98,508	91,257	7.9	7,072	5,990	18.1
Retail sale	55,521	46,357	19.8	7,247	6,243	16.1
Direct sale	31,998	29,134	9.8	6,853	5,819	17.8
Wholesale	10,988	15,766	(30.3)	6,824	5,560	22.7
Kerosene	16,493	14,770	11.7	6,192	4,759	30.1
Fuel Oil	26,560	23,424	13.4	4,486	3,527	27.2

The operating expenses of the segment in 2011 was RMB1,302.9 billion, representing an increase of 29.0% over 2010, which was mainly attributable to the significant increase of sales volume and purchase cost of refined oil.

In 2011, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB184.8 per tonne, representing an increase of 8.7% over 2010. This was primarily attributable to the increase of transportation, storage and lease expenses as a result of the growth of operation and sales volume.

The operating income of the segment in 2011 was RMB44.7 billion, representing an increase of 45.3% over 2010, which was primarily attributable to our proactive efforts to  improve sales structure by expanding the proportion of retail sales.

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

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The operating revenues of the chemicals segment in 2011 were RMB420.5 billion, representing an increase of  28.3% over 2010, which was mainly attributable to the increase in sales prices of chemical products as a result of the implementation of market-oriented policy, maximization of the use of machine and adjustment of products mix in this segment.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic resins,  synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of this segment in 2011 were approximately RMB402.5 billion, representing an increase of 30.7% compared with 2010, accounting for 95.7% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2010 to 2011.

	Sales Volume		Rate of Change from 2010 to 2011	Average Realized Prices		Rate of Change from 2010 to 2011
	2011	2010		2011	2010
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	27,335	23,339	17.1	6,746	5,547	21.6
Synthetic resins	10,524	9,880	6.5	9,841	9,243	6.5
Synthetic fiber monomers and polymers	6,631	5,820	13.9	9,866	8,194	20.4
Synthetic fiber	1,496	1,512	(1.0)	13,301	11,644	14.2
Synthetic rubber	1,220	1,222	(0.2)	22,215	16,435	35.2
Chemical fertilizer	960	1,329	(27.7)	2,187	1,641	33.3

The operating expenses of the segment in 2011 were RMB393.8 billion, representing an increase of 26.0% over 2010, which was mainly attributable to the increases of the unit cost and consuming volume of raw materials along with the increase of production volume.

In 2011 the segment streamlined products mix, proactively expanded the market, improved customer services and expanded operations, and hence achieved operating income of RMB26.7 billion, representing an increase of 78.1% over 2010.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The operating revenues of the chemicals segment in 2010 were RMB327.6 billion, representing an increase of  50.0% against 2009, which was mainly attributable to increase in chemical product sales prices and sales volume.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of the segment in 2010 were approximately RMB308.4 billion, representing an increase of 53.4% compared with 2009, accounting for 94.1% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2009 to 2010.

	Sales Volume		Rate of Change from 2009 to 2010	Average Realized Prices		Rate of Change from 2009 to 2010
	2010	2009		2010	2009
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	23,339	16,663	40.1	5,547	4,296	29.1
Synthetic fiber monomers and polymers	5,820	4,692	24.0	8,194	6,519	25.7
Synthetic resins	9,880	8,682	13.8	9,243	8,073	14.5
Synthetic fiber	1,512	1,418	6.6	11,644	9,140	27.4
Synthetic rubber	1,222	1,119	9.2	16,435	11,448	43.6
Chemical fertilizer	1,329	1,769	(24.9)	1,641	1,657	(1.0)

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

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, the operating revenue generated from corporate and others was RMB1,134.2 billion, representing an increase of 42.3% over 2010, which was mainly attributable to the expansion of operation scale of China International United Petroleum and Chemical Company Limited. and a rapid increase of international trade volume. This includes operating revenue from trading companies which amounted to RMB1,131.3 billion, representing an increase of 45.3% over 2010.

In 2011, the operating expenses of this segment was RMB1,136.8 billion, representing an increase of 42.3% over 2010, which was mainly attributable to an increase of cost along with the expansion of operation scale of China International United Petroleum and Chemical Company Limited. This includes the operating expense from trading companies which amounted to RMB1,130.6 billion, representing an increase of 45.4% over 2010.

In 2011, the operating loss of this segment was RMB2.6 billion, representing an increase of RMB300 million over 2010. This includes operating income from trading companies which amounted to RMB700 million and the operating loss of RMB3.3 billion from research affiliates and headquarters.

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

In 2010, the operating loss of this segment were RMB2.3 billion, representing an increase of 6.2% over 2009. This includes operating income from trading companies which amounted to RMB1.0 billion and the operating loss from research affiliates and headquarter which amounted to RMB3.3 billion.

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

The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2010 and 2011.

	Year Ended December 31,
Cash flow data	2011	2010
	(RMB in millions)
Net cash generated from operating activities	150,622	170,333
Net cash used in investing activities	(140,449)	(105,788)
Net cash used in financing activities	(2,516)	(56,294)
Net increase in cash and cash equivalents	7,657	8,251

The net cash generated from our operating activities in 2011 was RMB150.6 billion, representing a decrease of RMB19.7 billion over 2010, which was mainly due to the increase in tax paid and offset by increase of account payable and accrued expenses and other payables and the increases of capital employed for inventories and account receivables driven by the expansion of our operation scale and substantial increases of oil prices.

The net cash used in our investing activities was RMB140.4 billion, representing an increase of RMB34.7 billion over 2010, which reflected the growth of our investments as planned in accordance with China's 12th Five-Year Plan.

The net cash outflow from our financing activities was RMB2.5 billion, representing a decrease of RMB53.8 billion over 2010. This reflected: (i) the issuance of corporate bonds of RMB25.5 billion in 2011, compared with the net repayment of corporate bonds of RMB19 billion in 2010; (ii) a decrease in cash outflow of RMB13.2 billion due to no occurrence of material acquisition during 2011, compared with the acquisition of RMB13.2 billion of overseas oil and gas assets from Sinopec Group Company in 2010.

In respect of our debts and borrowings, our short-term debts increased by RMB51.2 billion from the beginning of 2011, which was mainly due to the increase of RMB37.9 billion of short term debts as a result of the increase of corporate bonds which mature within one year.  Our long-term debts decreased by RMB19.6 billion from the beginning of 2011, reflecting the decrease of RMB37.9 billion of long-term debts which mature within one year, new issuance of convertible bonds of RMB23 billion, and decrease of long-term bank loan of RMB4.4 billion.  We primarily borrowed  short-term revolving loans according to our business plan and operation needs, and entered into overdrawing agreements on the corporate bank account with our strategic-alliance banks to meet our daily payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2011.

	As of December 31, 2011
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB in millions)
Contractual obligations(1)
Short-term debt	81,773	81,773	-	-	-
Long-term debt	169,837	7,815	62,582	15,405	84,035

Total contractual obligations	251,610	89,588	62,582	15,405	84,035

Other commercial commitments
Operating lease commitments	264,706	10,414	19,432	19,050	215,810
Capital commitments	224,970	156,392	68,578	-	-
Exploration and production licenses	1,249	335	130	54	730
Guarantees(2)	7,482	7,482	-	-	-

Total commercial commitments	498,407	174,623	88,140	19,104	216,540
_________
(1)	Contractual obligations include the contractual obligations relating to interest payments.
(2)
Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2011, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2011, the maximum amount of potential future payments under the guarantees was RMB7.5 billion.  See Note 29 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2009, 2010 and 2011 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2009		2010		2011		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	54.27	48.14%	52.68	46.35%	58.75	45.13%	165.70	46.47%
Refining	15.47	13.72%	20.02	17.62%	25.77	19.79%	61.26	17.18%
Marketing and distribution	16.28	14.44%	26.17	23.03%	28.52	21.91%	70.97	19.90%
Chemicals	25.21	22.36%	12.89	11.34%	15.02	11.53%	53.12	14.90%
Corporate and others	1.51	1.34%	1.89	1.66%	2.14	1.64%	5.54	1.55%
Total	112.74	100.0%	113.65	100.0%	130.20	100.0%	356.59	100.0%

Year of 2012 Compared with Year of 2011

In 2011, our total capital expenditure amounted to RMB130.184 billion, among which:

•
Exploration and production. RMB58.7 billion was used in exploration and production segment to support the exploration and production capacity of Shengli Tanhai oil field, Tahe oilfield, natural gas field in Northeastern Sichuan and LNG project in Shandong. The production capacity of newly-built crude oil was 5.683 million tonnes per annum, and the production capacity of newly-built natural gas was 1.476 billion cubic meters per annum.

•
Refining. RMB25.767 billion was used in our refining segment to support renovation and expansion of our refining projects and upgrading the refined oil products’ quality, including the construction and operation of the refining projects in Beihai and Changling as well as certain diesel quality upgrading projects, successful on-going renovation of refining in Sinopec Shanghai Petrochemical Company Limited  and Jingling refining projects, and construction and operation of Rizhao - Yizheng crude oil pipeline.

•
Marketing and distribution. RMB28.517 billion was used in this segment to construct  petrol and gas stations, oil products storage facilities and delivery systems in key areas including highways, major cities and newly planned regions, including developing 1,638 petrol and gas stations.

•
Chemicals. RMB15.015 billion was spent in this segment, including the construction on Wuan ethylene with a production capacity of 0.8 million tones per annum, Zhongyuan methanol-to-olefins(MTO), Yanshan butyl rubber, and Yizheng 1,4 butanediol  projects.

•	Corporate and Others. RMB2.136 billion was used for scientific research equipment and construction of information systems.

In 2012, we will continue to focus on investments into our most profitable and core projects. We will carefully  manage our capital expenditure. The total planned capital expenditure in 2012 amounts to RMB172.904 billion, including:

•
Exploration and production. The planned capital expenditure in 2012 for this segment is RMB78.244 billion. We expect to focus on the exploration and production of oil and gas fields in Shengli, Tahe, and E’nan oil fields, and Yuanba and Erdos gas fields.

•
Refining. The planned capital expenditure in 2012 for this segment is RMB36.833 billion. We expect to focus on upgrade of petrol and diesel quality and renovation of lubricant facilities, including on-going renovation of Sinopec Shanghai Petrochemical Company Limited and Jinling refining projects, and accelerated construction of Huangdao-Dongjiakou-Lanshan crude oil pipelines.

•
Marketing and distribution. The planned capital expenditure in 2012 for this segment is RMB26.5 billion. W expect to focus on the construction and acquisition of petrol and gas stations in highways, major cities and newly planned regions, further construction of refined oil pipelines and ancillary oil depots, improving refined oil sales network, and construction of ancillary projects for non-oil businesses and gas cards value added services.

•
Chemicals. The planned capital expenditure in 2012 for this segment is RMB25.947 billion. We expect to focus on operation of mechanical completion of Wuhan ethylene project, Yizheng 1,4 butanediol  projects and Anqing acrylonitrile projects; on-going construction of Yanshan butyl rubber, Hainan aromatics, Guangzhou and Maoming polypropylene projects.

•
Corporate and Others. The planned capital expenditure in 2012 for this segment is RMB5.380 billion. We expect to focus on international logistics and storage development, scientific research equipment and construction of information systems.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 5.4% in 2011, compared with an increase of 3.3% in 2010 and a decrease of 0.7% in 2009. According to China's official analysis, the inflation in the PRC during 2011 was due to the increase in prices of food and fixed assets investment. Inflation has not had a significant impact on our results of operations in 2011.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2012.

Name	Age	Positions with Sinopec Corp.
Fu Chengyu	60	Chairman
Wang Tianpu	49	Vice Chairman, President
Zhang Yaocang	58	Vice Chairman
Zhang Jianhua	47	Director, Senior Vice President
Wang Zhigang	54	Director, Senior Vice President
Cai Xiyou	50	Director, Senior Vice President
Cao Yaofeng	58	Director
Li Chunguang	56	Director
Dai Houliang	48	Director, Senior Vice President
Liu Yun	55	Director
Li Deshui	67	Independent Non-executive Director
Xie Zhongyu	68	Independent Non-executive Director
Chen Xiaojin	67	Independent Non-executive Director
Ma Weihua	63	Independent Non-executive Director
Wu Xiaogen	46	Independent Non-executive Director

Fu Chengyu, aged 60, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (CPC) Leading Group of Sinopec Group Company. Mr. Fu is a senior economist and obtained a master degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (CNOOC) and those foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil

Co., Ltd.; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd. as a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd.; on September 16, 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd. and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of Sinopec Group Company; on May 13, 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp.

Wang Tianpu, aged 49, Vice Chairman of the Board of Directors of  and President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer and well-experienced in the production and management in petrochemical industry. From March 1999 to February 2000, Mr. Wang was Vice President of Qilu Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp Qilu Company. From September 2000 to August 2001, he was President of Sinopec Corp Qilu Company. Mr. Wang was Vice President of Sinopec Corp. from August 2001 to April 2003 and was Senior Vice President of Sinopec Corp. from April 2003 to March 2005. Mr. Wang has been President of Sinopec Corp. since March 2005. Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been President of Sinopec Corp. In May 2009, Mr. Wang was elected as Vice Chairman of Board of Directors.

Zhang Yaocang, aged 58, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Zhang is a professor level senior engineer and obtained a graduate degree of Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of Sinopec Group Company and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, aged 47, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a Master degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He obtained a Ph.D. degree from East China University of Science and Technology in 2011 majoring in chemical enginnering.He is a professor level senior engineer. From April 1999 to February 2000, Mr. Zhang was Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group. From February 2000 to September 2000, he was Vice President of Sinopec Corp. Shanghai Gaoqiao Company. He was President of Sinopec Corp. Shanghai Gaoqiao Company from September 2000 to June 2003. Mr. Zhang served as Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Production & Operation Management Dept. from November 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005; Mr. Zhang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Wang Zhigang, aged 54, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a Masterdegree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. From February 2000 to June 2000, he was Vice President of Sinopec Shengli Oilfield Company Limited. From June 2000 to December 2001, Mr. Wang served as Director and President of Sinopec Shengli Oilfield Company Limited. He was appointed as honorary Deputy Director-General of the Economic and Trade Committee of Ningxia Hui Autonomous Region from November 2001 to May 2003. He was Vice President of Sinopec Corp. from April 2003 to March 2005. He was also the Director General of Sinopec Exploration and Production Dept. since June 2003 to November 2005. He has been Senior Vice President of Sinopec Corp. since March 2005. Mr. Wang was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006 and has been Senior Vice President of Sinopec Corp.

Cai Xiyou, aged 50, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a professor level senior economist. From June 1995 to May 1996, he was Deputy General Manager of Jinzhou Petrochemical Company of the former Sinopec Group Company. From May 1996 to December 1998, he was Deputy General Manager of Dalian Western Pacific Petrochemical Co., Ltd (WEPEC). From December 1998 to June 2001, he was Deputy General Manager of Sinopec Sales Co., Ltd, and from June 2001 to December 2001, he was Executive Deputy Manager of Sinopec Sales Co., Ltd. He has been Director and General Manager of China International United Petroleum and Chemical  Company Limited (UNIPEC) from December 2001 to December 2005. He was Vice President of Sinopec Corp. from April 2003 to November 2005. Mr. Cai has been Senior Vice President of Sinopec Corp. since November 2005. He was elected as Director of the Fourth Session of the Board of Directors of Sinopec Corp. in May 2009.

Cao Yaofeng, aged 58, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director General of Shengli Petroleum Administration Bureau of Sinopec Group Company and Chairman of Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of Sinopec Group Company; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.

Li Chunguang, aged 56, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, aged 48, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. Mr. Dai graduated from Jiangsu Chemical Institute in July 1985, specializing in organic chemical engineering. From September 1997 to July 1999, he participated in the MBA training program in Nanjing University. He is a professor level senior engineer. He was Deputy Manager of Sinopec Yangzi Petrochemical Company from December 1997 to April 1998. He served as Director and Deputy General Manager of Sinopec Yangzi Petrochemical Co., Ltd. from April 1998 to July 2002. He was Vice Chairman and General Manager of Sinopec Yangzi Petrochemical Co., Ltd. and Director of Sinopec Yangzi Petrochemical Company from July 2002 to December 2003. He was Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company from December 2003 to September 2005. He also served as Chairman of BASF-YPC Company Limited from December 2004 to October 2006. He has been the Deputy CFO of Sinopec Corp. from September 2005 to May 2006. Mr. Dai has been Vice President of Sinopec Corp. from November 2005 to May 2006. In May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp. Mr. Dai was elected as Director of the Fourth Session of the Board of Directors and appointed as Senior Vice President of Sinopec Corp. in May 2009.

Liu Yun, aged 55, Director of the Board of Directors of Sinopec Corp. and Chief Accountant of Sinopec Group Company. Mr. Liu is a senior accountant and obtained a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of Sinopec Group Company; and in May 2009, he was elected as Board Director of Sinopec Corp.

Li Deshui, aged 67, Independent Non-Executive Director of Sinopec Corp. Mr. Li graduated from university in 1967. He is a senior engineer, researcher, part-time professor of the Economics School of Peking University and the Economics School of Renmin University of China. After graduating from university, he was assigned to work at Maanshan Steel Company and has acted as Workshop Section Head and Dispatch Head. In 1977 he worked at the Planning Institute of the Metallurgy Department. In 1984 he worked at the Raw Materials Bureau of the State Planning Commission. In 1988 he acted as Deputy Division Director of the First Industrial Planning Division of the Long-term Planning Department of the State Planning Commission. In 1989 he was Division Director of the First Industrial Planning Division of the Long-term Planning Department and Division Director of the First Industrial Planning Division of the Long-term Planning and Industrial Policy Department. In 1992 he acted as Deputy Director of the National Economy Comprehensive Department of the State Planning Commission. In May 1996 he was Director of the National Economy Comprehensive Department of the State Planning Commission. In November 1996, he acted as Vice Mayor of Chongqing in Sichuan Province. In March

1997 he acted as Vice Mayor of Chongqing Municipality. In November 1999 he worked as Deputy Director of the Research Office of the State Council and a member of the Party Committee. In April 2002, he served as Secretary of the Party Committee and Deputy General Manager of China International Engineering Consultancy Company. In March 2003 he served as Secretary of the Party Committee and Head of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of China and Chairman of China Statistics Institute. In March 2005, he was elected as Vice Chairman of the Thirty-sixth Statistics Commission of the United Nations. In March 2005 he served as a member of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC). In April 2006, he acted as a member of the Economic Commission of CPPCC. In March 2006, he was appointed as the Consultant of the State Statistics Bureau. In March 2008, he served as a member of the Eleventh Session of the CPPCC and Deputy Director General of its Economic Commission. Mr. Li was elected as Independent Non-Executive Director of Sinopec Corp. in May 2006.

Xie Zhongyu, aged 68, Independent Non-executive Director of Sinopec Corp. Mr. Xie is a senior engineer and obtained a university diploma. In May 1986, he was appointed as Deputy Director General for both Investigation and Research Office and Policy Research Office in Ministry of Chemical Industry; in November 1988, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in December 1991, he was appointed as Director General of Department of Policy, Laws & Regulations of Ministry of Chemical Industry; in September 1993, he was appointed as Director General of General Office of Ministry of Chemical Industry; in June 1998, he was appointed as Deputy Director General, Member of CPC Leading Group of State Petroleum and Chemical Industry Bureau; from June 2000 to December 2006, he served as Chairman of the Board of Supervisors for Key Large-scaled State Owned Enterprises; in October 2007, he was elected as Board Director of Nuclear Power Technology Corporation; and in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Chen Xiaojin, aged 67, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) and obtained a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 63, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist and obtained a PhD Degree. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Leading Group of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Wu Xiaogen, aged 46, Independent Non-executive Director of Sinopec Corp. Mr. Wu is a research fellow and obtained a PhD Degree. In April 1998, he was appointed as the General Manager Assistant and Deputy General Manager of Bond Department of China Golden Canyon International Trust and Investment Co., Ltd.; in March 1999, he was appointed as the Deputy General Manager of Securities Management Head-Office of China Science & Technology International Trust and Investment Corporate, and concurrently as the General Manager of Organization Management Department of this Corporate; in July 2000, he served as the Director of Audit Teaching and Research Office of Accountancy Institute of Central Finance and Economics University; in September 2003, he served as the Deputy Director of Accountancy Institute of Central Finance and Economics University; in November 2004, he was appointed as the Chief Accountant of China First Heavy Machinery Group Corporate; from May 2005 to May 2008, he was appointed as the Independent Non-executive Director of Heilongjiang SunField Science and Technology Co., Ltd.; from January 2003 to January 2009, he was appointed as the Independent Non-executive Director of Beijing AriTime Intelligent Control Co., Ltd.; in March 2010, he was appointed as the Independent Non-executive Director of China Eastern Airline Co., Ltd.; in January 2011, he was appointed as the Independent Non-executive Director of China Three Gorges Corporation; since January 2012, he was appointed as an independent non-executive director of centrally controlled state owned enterprise and in May 2010, he was elected as the Independent Non-executive Director of Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2012.

Name	Age	Position with the Company
Wang Zuoran	61	Chairman of the Board of Supervisors
Zhang Youcai	70	Vice Chairman, Independent Supervisor
Geng Limin	57	Supervisor
Zou Huiping	51	Supervisor
Li Yonggui	71	Independent Supervisor
Zhou Shiliang	54	Employee Representative Supervisor
Chen Mingzheng	54	Employee Representative Supervisor
Jiang Zhenying	47	Employee Representative Supervisor
Yu Renming	48	Employee Representative Supervisor

Wang Zuoran, aged 61, Chairman of the Supervisory Board of Sinopec Corp. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specializing in economic administration. Mr. Wang is a professor level senior economist and has extensive experience in the management of petroleum industry. From October 1994 to February 2000, Mr. Wang served as Deputy Director and Party Secretary of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was the Assistant to the President of Sinopec Group Company. Mr. Wang has been Director of Disciplinary Supervision Committee of Sinopec Group Company since July 2001. Mr. Wang served as Supervisor of the First Session of the Supervisory Board of Sinopec Corp. from February 2000 to April 2003. From April 2003 to May 2006, Mr. Wang served as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Zhang Youcai, aged 70, Independent Supervisor and Vice Chairman of the Supervisory Board of Sinopec Corp. Mr. Zhang graduated from Nanjing Industrial University in August 1965 majoring in inorganic chemistry. He is a professor and has long been engaged in business administration, financial management and government affairs, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-President, Deputy Secretary of the Party Committee and President of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was Deputy Director-General and member of the Party Committee of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as Deputy Director - General of Planning Commission of Nantong Region. From February 1983 to November 1989, he served as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City. He was Vice Minister and member of the Party Committee of Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998, he served concurrently as Director-General of State-owned Assets Administration Bureau). He has been Chairman of the Chinese Institute of Chief Accountants since November 2002. He was elected as a member of the Standing Committee of the Tenth Session of National People’s Congress (NPC) and Deputy Director of the Financial and Economic Committee of NPC in March 2003. Mr. Zhang served as an Independent Supervisor of the Second Session of Board of Directors of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Geng Limin, aged 57, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp., Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company, Director General of Supervision Bureau of Sinopec Group Company. Mr. Geng is a senior administration engineer and obtained a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of Sinopec Group Company; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Trade Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company and Director General of Supervision Bureau of Sinopec Group Company; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 51, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp . Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specializing in trade economics. He is a professor level senior accountant. From November 1998 to February 2000, he served as Chief Accountant of Sinopec Group Guangzhou Petrochemical Company. From February 2000 to December 2001, he was Deputy Director

General of Finance & Assets Department of Sinopec Group Company. From December 2001 to March 2006, he was Deputy Director General of Finance & Planning Department of Sinopec Group Company. In March 2006, he was Director General of Finance & Assets Department of Sinopec Assets Management Co., Ltd. Since March 2006, he has been Director General of Audit Department of Sinopec Corp. Mr. Zou was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp. in May 2006.

Li Yonggui, aged 71, Independent Supervisor of Sinopec Corp. Mr. Li graduated from Shandong Institute of Finance and Economics in July 1965, majoring in treasury finance. He is a senior economist and Certified Public Accountant (CPA), and has long been engaged in tax management with extensive management experience in taxation. From February 1985 to December 1988, he was Deputy Director-General of Taxation Bureau of Ministry of Finance. He served as Chief Economist of State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as Deputy Director-General of State Administration of Taxation. He was Chief Economist of State Administration of Taxation from February 1995 to September 2001. Mr. Li has been Chairman of Chinese Association of Certified Public Taxation Experts since April 2000. He has served as Vice Chairman of Chinese Association of Certified Accountants since November 2004. In July 2008, he was appointed as Consultant of Chinese Association of Certified Public Taxation Experts. Mr. Li served as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. from April 2003 to May 2006; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Zhou Shiliang, aged 54, Employee Representative Supervisor of Sinopec Corp. and Director General of Personnel Departments of Sinopec Corp.. Mr. Zhou is a professor level senior engineer and obtained a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of Sinopec Corp.; and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 54, Employee Representative Supervisor of Sinopec Corp. and Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer and obtained a graduate degree from Graduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Group Company; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under Sinopec Group Company; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 47, Employee’s Representative Supervisor of Sinopec Corp., General Director (General Manager), Executive Director and Secretary of CPC Committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.). Mr. Jiang is a professor level senior economist and obtained a Doctor Degree. In December 1998, he was appointed as the deputy general manager of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the vice director of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the director of Sinopec Supplies & Equipment Department and in November 2005 concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the director (general manager), executive director and secretary of the CPC committee of Sinopec Supplies & Equipment Department (China Petrochemical International Co., Ltd.); and in April 2010, he was appointed as the director (general manager), executive director and deputy secretary of the CPC committee of Sinopec Materials Procurement Department (China Petrochemical International Co., Ltd.) and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 48, Employee’s Representative Supervisor of Sinopec Corp., General Director of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer and obtained a university Degree. In June 2000, he was appointed as the deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the board director and deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the deputy manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the manager and the vice secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the director of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Wang Xinhua	56	CFO
Zhang Kehua	58	Vice President
Zhang Haichao	54	Vice President
Jiao Fangzheng	49	Vice President
Lei Dianwu	49	Vice President
Ling Yiqun	49	Vice President
Chen Ge	49	Secretary of the Board of Directors

Wang Xinhua, 56, CFO of Sinopec Corp. and Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level senior accountant and obtained a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of Sinopec Group Company; in October 2004, he was appointed as Director General of Finance & Planning Department of Sinopec Group Company; in May 2008, he was appointed as Director General of Finance Department of Sinopec Group Company; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, 58, Vice President of Sinopec Corp. Mr. Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a senior engineer and had his master’s degree from University of Petroleum majoring in management science and engineering in December 2000. He was Deputy Manager of No. 3 Construction Company of the former Sinopec Group Company from February 1994 to April 1996. From April 1996 to December 1998, he was Deputy Director General ) of the Engineering & Construction Department  (concurrently Vice President of Engineering & Construction Co., Ltd.) of the former Sinopec Group Company. He was Deputy Director General of the former Engineering Department of Sinopec Group Company from December 1998 to December 2001 and was Deputy Director General of Engineering Department of Sinopec Group Company from December 2001 to September 2002. Mr. Zhang was Director General of Engineering Department of Sinopec Group Company from September 2002 to October 2004. Mr. Zhang has served as the Assistant to the President of Sinopec Group Company and Director General of Engineering Department since October 2004. Mr. Zhang has been Vice President of Sinopec Corp. since May 2006. From June 2007 to Present, he has been Director General of Engineering Dept. of Sinopec Corp.

Zhang Haichao, 54, Vice President of Sinopec Corp. Mr. Zhang graduated from Zhoushan Commercial and Technical School in December 1979, specializing in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specializing in recycling of lubricating oil. From January 2001 to June 2002, he participated in the business administration program at Macau Science & Technology University. He is an economist. He served as Deputy General Manager of Zhejiang Petroleum Company from March 1998 to September 1999. He served as General Manager of Zhejiang Petroleum Company from September 1999 to February 2000, and has served as Manager of Sinopec Zhejiang Petroleum Company from February 2000 to September 2005. He has been Chairman of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd. since April 2004. He was Secretary of the  Party Committee, Vice Chairman and Deputy General Manager of Sinopec Sales Co., Ltd. from October 2004 to November 2005. He was Secretary of Party Committee, Chairman and General Manager of Sinopec Sales Co., Ltd. from November 2005 to June 2006. He has been Chairman and General Manager of Sinopec Sales Co., Ltd. since June 2006. From December 2008, he acted as Chairman and President of Sinopec Sales Co., Ltd. He served as Employee Representative Supervisor of the Second Session of the Supervisory Board of Sinopec Corp. from April 2003 to November 2005. Mr. Zhang has been Vice President of Sinopec Corp. since November 2005.

Jiao Fangzheng, 49, Vice President of Sinopec Corp. Mr. Jiao won his bachelor’s degree in petroleum exploration and won his doctoral degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. From January 1999 to February 2000, he was Chief Geologist of Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company. He then served as Deputy Manager and Chief Geologist of Zhongyuan Oilfield Company of Sinopec Group Company from February 2000 to February 2001. He was Vice President of Sinopec Exploration and Development Research Institute from July 2000 to March 2001. He then served as Deputy Director General of Sinopec Exploration and Development Department from March 2001 to June 2004. Since June 2004, he served as Manager of the Northwest Company of Sinopec Group Company. In July 2010, he was appointed as the General Director of Sinopec Exploration and Development Department. Mr. Jiao has served as Vice President of Sinopec Corp. since October 2006.

Lei Dianwu, 49, Vice President of Sinopec Corp, General Director of Development & Planning Department of Sinopec Corp. Mr. Lei is a senior engineer and obtained a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning &

Development Department in China Eastern United Petrochemical (Group) Co., Ltd..; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 49, Vice President of Sinopec Corp, General Director of Sinopec Refining Department. Mr. Ling is a professor level senior engineer and obtained mater degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the refining department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the General Director of Sinopec Refining Department; in July 2010, he was appointed as Vice President of Sinopec Corp.

Chen Ge, 49, Secretary to the Board of Directors of Sinopec Corp. and General Director of Sinopec Enterprise Reform & Management Department. Mr. Chen graduated from Daqing Petroleum Institute in July 1983 majoring in petroleum refining, and then obtained his MBA degree from Dalian University of Science and Technology in July 1996. He is a senior economist. From July 1983 to February 2000, he worked in Beijing Yanshan Petrochemical Corporation. From February 2000 to December 2001, he was Deputy Director General of the Board Secretariat of Sinopec Corp..  In April 2005, he was appointed as Director General of Corporate Reform and Management Department of Sinopec Corp. Mr. Chen has been Director General of the Board Secretariat since December 2001. Mr. Chen has been the Secretary to the Board of Directors of Sinopec Corp. since April 2003.

B.	COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2011.

Name	Position with the Company	Remuneration paid by the Company in 2011
(RMB in thousands)
Directors
Fu Chengyu(1)	Chairman	-
Su Shulin(2)	Chairman	-
Wang Tianpu	Vice Chairman, President	983.1
Zhang Yaocang	Vice Chairman	-
Zhang Jianhua	Director, Senior Vice President	971.1
Wang Zhigang	Director, Senior Vice President	971.1
Cai Xiyou	Director, Senior Vice President	971.1
Cao Yaofeng	Director	-
Li Chunguang	Director	-
Dai Houliang	Director, Senior Vice President	971.1
Liu Yun	Director	-
Li Deshui	Independent Non-executive Director	240 (Director’s Fees)
Xie Zhongyu	Independent Non-executive Director	240 (Director’s Fees)
Chen Xiaojin	Independent Non-executive Director	240 (Director’s Fees)
Ma Weihua	Independent Non-executive Director	240 (Director’s Fees)
Wu Xiaogen	Independent Non-executive Director	240 (Director’s Fees)

Supervisors
Wang Zuoran	Chairman of the Board of Supervisors	-
Zhang Youcai	Vice Chairman, Independent Supervisor	240 (Supervisor’s Fees)
Geng Limin	Supervisor	-
Zou Huiping	Supervisor	503.9
Li Yonggui	Independent Supervisor	240 (Supervisor’s Fees)
Zhou Shiliang	Employee Representative Supervisor	503.9
Chen Mingzheng	Employee Representative Supervisor	484.6
Jiang Zhenying	Employee Representative Supervisor	453.2
Yu Renming	Employee Representative Supervisor	485.2

Other Executive officers
Wang Xinhua	CFO	585.5
Zhang Kehua	Vice President	598.7
Zhang Haichao	Vice President	585.5
Jiao Fangzheng	Vice President	585.5
Lei Dianwu	Vice President	598.7
Ling Yiquan	Vice President	554.9
Chen Ge	Secretary of the Board of Directors	552.7
____________________
(1) Fu Chengyu was appointed as Chairman and non-executive director on May 13, 2011.
(2) Su Shulin resigned as Chairman and non-executive director on April 19, 2011.

C.	BOARD PRACTICE

We have three special board committees, namely, the audit committee, the strategy committee and the remuneration and evaluation committee. The majority of the members of the remuneration and evaluation committee, and all members of the audit committee, are independent directors.  In addition, the audit committee shall have at least one independent director who is a financial expert.

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

As of December 31, 2009, 2010 and 2011, we had approximately 371,333, 373,375 and 377,235 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2011.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and Production	152,264	40.3
Refining	79,059	21.0
Marketing and Distribution	62,943	16.7
Chemicals	71,607	19.0
Corporate and Others	11,362	3.0
Total	377,235	100

By Employee's Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	195,244	51.8
Sales	54,372	14.4
Technical	53,268	14.1
Finance	9,174	2.4
Administration	30,178	8.0
Others	34,999	9.3
Total	377,235	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master's degree and above	11,409	3.0
University	84,203	22.3
Tertiary education	81,473	21.6
Technical/polytechnic school	31,852	8.5
Secondary, technical/polytechnic school or below	168,298	44.6
Total	377,235	100

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

As of December 31, 2011, a total of 183,945 employees have retired and all of them were participants in the basic pension schemes administered by provincial(autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

E.	SHARE OWNERSHIP
As of December 31, 2011, except our vice president Yiqun Ling who holds 10,000 shares of our A shares, our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS
The following table sets forth information regarding our 5% or more shareholders as of February  29, 2012.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company	66,222.63	76.28

On January 9, 2012, Sinopec Group Company acquired 39,083,199 of our A shares through the trading system of  the Stock Exchange of Shanghai and as of january 9, 2012, Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of Sinopec Group Company, held 425,500,000 of our H shares. As of February 29, 2012, 117,058,476 A shares of us were converted from  the bonds out of our RMB23 billion bonds convertible into our A shares. Prior to the aforementioned acquisitions of A shares and H shares and the conversion into A shares, Sinopec Group Company held 65,758,044,493  shares of us, which represented 75.84% of all our issued outstanding shares. After the aforementioned acquisition of A shares and H shares and the conversion into A shares, Sinopec Group Company held 66,222,627,692  shares of us, which represents 76.28% of all our issued outstanding shares.

As of April 11, 2012, 978,205,400 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 11, 2012, 9,782,054 ADSs, representing 978,205,400 H shares, were held of record by Cede & Co. and 43 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to: refrain from operating new businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company's operations that compete or could compete with our businesses; operate its sales enterprises in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. To further avoid the competition with us, Sinopec Group Company granted us an undertaking whereby Sinopec Group Company undertakes that: first, we shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products after the integration of these upstream, midstream and downstream businesses in Sinopec Group Company; second, Sinopec Group Company will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with us with regard to the chemicals business; and third, given that Sinopec Group Company engages in the same or similar businesses as us with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, we propose to acquire overseas oil and gas assets owned by Sinopec Group Company when appropriate and Sinopec Group company undertakes to transfer its overseas oil and gas assets to us, provided that the aforementioned proposed acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of such respective proposed acquisitions.

B.	RELATED PARTY TRANSACTIONS

Sinopec Group Company owns 76.28% of our outstanding equity as of February  29, 2012. Sinopec Group Company will be able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, will be subject to certain non-controlling shareholder protection provisions under our articles of association.

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

In 2010, we, acting through a wholly owned subsidiary, acquired part of equity interest and loan interest of SSI from Sinopec International Petroleum Exploration & Production Corporation. Such acquisition was approved by shareholders on May 18, 2010. Prior to this acquisition, a number of loans and guarantees existed between SSI and the subsidiaries of Sinopec Group Company, which constitutes our new connected transactions. For details, please refer to announcements dated March 26, 2010 published on the website of the Stock Exchange of Shanghai (http://www.sse.com.cn) and the Stock Exchange of Hong Kong (http://www.hkex.com.hk).

Please also see Note 30 of our consolidated financial statements included elsewhere in this annual report for a detailed discussion of our related party transactions. The aggregate amount of related party transactions we incurred during 2011 was RMB506.588 billion, of which, expenses amounted to RMB204.956 billion (including RMB193.006 billion of sales of goods and services, RMB3.856 billion of auxiliary and community services, RMB7.479 billion of operating and leasing expenses and RMB0.615 billion of interest expenses), and revenues amounted to RMB 301.632 billion (including RMB301.456 billion of sales of goods and services, RMB0.151 billion of interest income and RMB0.025 billion of agency commission receivable). Among the total expenses of RMB204.956 billion, we paid Sinopec Group Company RMB148.444 billion, including RMB136.513 billion of sales of goods and services (procurement, storage, exploration, production and other services related to production) , which represented 5.69% of our operating expenses for 2011; RMB3.856 billion of auxiliary and community services, which represented  0.16% of our operating expenses for 2011; RMB0.377 billion of our rent for building; RMB6.725 billion of our rent for land; RMB0.358 billion of our rent for other things and RMB0.615 billion of interest payment. Among the total revenue of RMB301.632 billion, Sinopec Group Company paid us RMB83.232 billion, including RMB83.056 billion of sales of goods and services, which represented 3.31% of our operating revenue for 2011; RMB0.151 billion of interest income and RMB0.025 billion of agency commission receivable.

In 2011, we provided RMB2 billion of entrusted loan to Zhanjiang Dongxing Petrochemical Company Limited, one of our subsidiaries.

In 2011, we provided RMB1.433 billion of loans to certain jointly controlled entities of Sinopec Group Company

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

In accordance with the board resolution adopted on March 23, 2012, our board has proposed the final dividend for 2011 of RMB0.20 (including tax) per ordinary share, adding to the interim dividend of RMB0.10 (including tax) per ordinary share, the full-year dividend for  2011 is RMB0.30 (including tax) per ordinary share. The resolution is subject to the approval by the general shareholders’ meeting.

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

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
Past 6 months		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
	March
	February	9.63	8.58	124.95	111.76	7.86	7.55
2012	January	9.42	8.46	120.15	109.90	7.79	7.36
	December	8.31	7.90	106.79	101.11	7.47	7.03
	November	8.41	7.31	106.48	93.09	7.60	7.10
2011	October	7.67	7.09	101.25	91.43	7.21	6.86

Quarterly Data
2011	Fourth Quarter	8.41	7.09	106.79	91.43	7.60	6.86
	Third Quarter	7.93	6.45	102.43	83.21	8.29	6.90
	Second Quarter	8.24	7.17	105.02	72.78	9.05	7.86
	First Quarter	8.75	7.47	111.89	97.18	9.27	8.08
2010	Fourth Quarter	7.94	6.76	102.69	87.78	9.49	7.99
	Third Quarter	6.88	6.01	88.28	76.74	8.91	7.77
	Second Quarter	6.70	5.81	87.40	73.80	12.00	7.82
	First Quarter	6.82	5.75	88.20	73.86	13.90	10.82

Annual Data

2011		8.75	6.45	111.89	83.21	9.27	6.86
2010		7.94	5.75	102.69	73.80	13.90	7.77
2009		7.15	3.65	93.50	47.08	15.42	7.06
2008		11.66	3.76	146.28	50.57	24.38	6.67
2007		12.96	5.67	178.83	72.92	28.49	8.37
___________
Source: Bloomberg

ITEM 10.	ADDITIONAL INFORMATION

	A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of our articles of association and its appendices, as amended, the Company Law of the PRC (2006) and certain other applicable laws and regulations of the PRC. You and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations for further information.

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 100000000032985. Article 12 of our articles of association provides that our scope of businesses includes, among other things, exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage and transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations (for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipments and materials required for the aforementioned overseas projects; dispatch of labor required for the aforementioned overseas projects.

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

Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected as discussed below. Proposals made by the board of directors, the board of supervisors or shareholder(s) holding 3% or more of the total number of voting shares shall be included in the agenda for the relevant general meeting if they are matters which fall within the scope of the functions and powers of shareholders in general meeting. Shareholder(s) holding 3% or more of the total shares of the Company may put forward interim motions by written proposals to the convener 10 days before the shareholders’ general meeting. The convener shall publish supplementary notice to announce the interim motion within two days upon receiving.

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

Increases in Share Capital and Preemptive Rights

The articles of association require the approval by a special resolution of the shareholders and by special resolution of holders of domestic ordinary shares and oversea-listed foreign invested shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that:

•
we issue domestic ordinary shares and/or overseas-listed foreign-invested shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic ordinary shares and overseas-listed foreign-invested shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders; or

•
if our plans for issuing domestic ordinary shares and overseas-listed foreign-invested shares upon our establishment are implemented within fifteen months of the date of approval by the China Securities Regulatory Commission.

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
\
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

Taxation of Dividends

Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile and does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by an applicable tax provisions.

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

PRC Stamp Tax Considerations

Under the Provisional Regulations of The People's Republic of China Concerning Stamp Tax, which became effective in October 1988, PRC stamp tax should not be imposed on the transfer of shares of H Shares or ADSs of PRC publicly traded companies.

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations that are anticipated to be material to US Holders (as defined below) relating to the acquisition, ownership and disposition of our H shares or ADSs.  This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), non-US Holders, investors who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, investors that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or US Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any state, local, non-United States, or alternative minimum tax considerations.  This summary only addresses investors that hold their H shares or ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the "Code").  US Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in H shares or ADSs.

For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is, for United States federal income tax purposes,:

•	an individual who is a citizen or resident of the United States;

•	a corporation created in or organized under the laws of, the United States or any State thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•
a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) a trust that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership holding our H shares or ADSs should consult their tax advisors regarding the United States federal income tax consequences applicable to them of an investment in H shares or ADSs.

For United States federal income tax purposes, US Holders of ADSs will be treated as the beneficial owners of the underlying H shares represented by the ADSs.  Accordingly, deposits or withdrawals of H shares for ADSs will not be subject to United States federal income tax.  A US Holder's tax basis in withdrawn H shares will be the same as the tax basis in the ADSs surrendered, and the holding period of withdrawn H shares will include the period during which the holder held the surrendered ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of "passive" income or (b) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.  For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets.  We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we were classified as a PFIC for the taxable year ending 2011 and we do not expect to be classified as a PFIC for the current taxable year ending 2012.  The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the value of our H shares or ADSs (of which we cannot control).  Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be  given in this regard.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

The discussion below under “Dividends” and “Sale or Other Disposition” of H shares or ADSs assumes that we will not be classified as a PFIC for United States federal income tax purposes.  See the discussion below under the heading “Passive Foreign Investment Company Rules” for a brief summary of the PFIC rules.

Dividends

The gross amount of any cash distributions (including the amount of any tax withheld) paid on our H shares or ADSs out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income on the day actually or constructively received by a US Holder, in the case of H shares, or by the depositary bank, in the case of ADSs.  Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a "dividend" for United States federal income tax purposes.  For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States.  There is currently a tax treaty in effect between the United States and the People's Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty.  Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. Although we presently believe that we are a qualified foreign corporation for purposes of the reduced tax rate, no assurance can be given that we will continue to be treated as a qualified foreign corporation in the future.  US Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends under their particular circumstances.  Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

Dividends paid in non-United States currency will be includible in income in a United States dollar amount based on the exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the US Holder, in the case of H shares held directly by such US Holder, regardless of whether the non-United States currency is actually converted into United States dollars at that time.  Gain or loss, if any, recognized on a subsequent sale, conversion or other disposition of the non-United States currency will generally be United States source income or loss.

Dividends received on H shares or ADSs will be treated, for United States foreign tax credit purposes, as foreign source income.  A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on H shares or ADSs.  US Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the US Holder elects to do so for all creditable foreign income taxes.  US Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of H shares or ADSs

A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder's adjusted tax basis in such H shares or ADSs.  Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes.  A US Holder that is eligible for the benefits of the U.S.- PRC Treaty may elect to treat the gain as non-United States source gain or loss.  The deductibility of a capital loss may be subject to limitations.

US Holders that receive currency other than the United States dollar upon the sale or other disposition of H shares will realize an amount equal to the United States dollar value of the non-United States currency on the date of such sale or other disposition, or if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date.  US Holders will recognize currency gain or loss if the United States dollar value of the currency received on the settlement date differs from the amount realized.  US Holders will have a tax basis in the currency received equal to the United States dollar amount at the spot rate on the settlement date.  Generally, any gain or loss realized by US Holders on a subsequent conversion or disposition of such currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Rules

If we were to be classified as a PFIC in any taxable year, a special tax regime will apply to both (a) any “excess distribution” by us to a US Holder (generally, the US Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such US Holder in the shorter of the three preceding years or the US Holder’s holding period for our H shares or ADSs) and (b) any gain realized on the sale or other disposition of the H shares or ADSs.  Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the US Holder’s holding period, (b)

the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the US Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  In addition, dividends made to a US Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends.”

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

Backup Withholding and Information Reporting

Certain US Holders who are individuals are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution).  A US Holder who fails to timely furnish the required information may be subject to a penalty.  In addition, information reporting generally will apply to dividends on and proceeds from the sale or other disposition of our H shares or ADSs.  Dividend payments with respect to our H shares or ADSs and proceeds from the sale or other disposition of our H shares or ADSs are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied).  U.S. Holders are advised to consult with their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

Commodity Price Risk

We engage in oil and gas operations and are exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on us. We use derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December 31, 2011 we had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. As of December 31, 2011, the fair value assets and fair value liabilities of these derivative financial instruments were RMB878 million and RMB699 million, respectively.

As of December 31, 2011, it is estimated that a general increase/decrease of US$10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase our net income and retained earnings by approximately RMB563 million, and decrease/increase our other reserves by approximately RMB450 million. This sensitivity analysis has been determined assuming that the change of prices was applied to our derivative financial instruments at balance sheet date with exposure to commodity price risk.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2011 and 2010. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2011 and 2010. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

(RMB equivalent in millions, except exchange rate)
	As of December 31, 2011
	Expected Maturity Date						Total carrying amount	Fair value
	2012	2013	2014	2015	2016	Thereafter
Assets
Cash and cash equivalent
In US Dollar	292	-	-	-	-	-	292	292
In HK Dollar	25	-	-	-	-	-	25	25
In Japanese Yen	11	-	-	-	-	-	11	11
In Euro	21	-	-	-	-	-	21	21
Time deposits with financial institutions
In US Dollar	3	-	-	-	-	-	3	3
Liabilities
Debts in US Dollar
Fixed rate	1,655	53	53	53	53	154	2,021	2,022
Average interest rate	2.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	26,680	-	2	9	-	-	26,691	26,691
Average interest rate(1)	2.89%	4.89%	4.89%	4.89%	-	-
Debts in Japanese Yen
Fixed rate	307	84	84	84	84	533	1,176	1,287
Average interest rate	2.60%	2.60%	2.60%	2.60%	2.60%	2.60%
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in HK Dollar

Fixed rate	-	-	10,415	-	-	-	10,415	10,415
Average interest rate	-	-	4.2%	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in Euro
Fixed rate	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-
__________________________
(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2011.

(RMB equivalent in millions, except exchange rate)
	As of December 31, 2010
	Expected Maturity Date						Total carrying amount	Fair value
	2011	2012	2013	2014	2015	Thereafter
Assets
Cash and cash equivalent
In US Dollar	428	-	-	-		-	428	428
In HK Dollar	31	-	-	-		-	31	31
In Japanese Yen	10	-	-	-		-	10	10
In Euro	103	-	-	-		-	103	103
Time deposits with financial institutions
In US Dollar	3	-	-	-		-	3	3
Liabilities
Debts in US Dollar
Fixed rate	113	55	55	55	55	216	549	564
Average interest rate	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	18,979	3	3	4	3	3	18,992	18,992
Average interest rate(2)	1.60%	4.90%	4.90%	4.90%	4.90%	4.90%
Debts in Japanese Yen
Fixed rate	85	85	85	85	85	619	1,044	1,172
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	223	223	-	-	-	-	446	446
Average interest rate(2)	2.9%	2.9%	-	-	-	-
Debts in HK Dollar
Fixed rate	-	-	-	10,667	-	-	10,667	10,667
Average interest rate	-	-	-	4.2%	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(2)	-	-	-	-	-	-	-	-
Debts in Euro
Fixed rate	27		-	-	-	-	27	27
Average interest rate	6.6%			-	-	-
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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2011 and 2010.

(RMB equivalent in millions, except exchange rate)
	As of December 31, 2011
	Expected Maturity Date						Total carrying amount	Fair value
	2012	2013	2014	2015	2016	Thereafter
Assets
Cash and cash equivalent
In Renminbi	24,298	-	-	-	-	-	24,298	24,298
In US Dollar	292	-	-	-	-	-	292	292
In HK Dollar	25	-	-	-	-	-	25	25
In Japanese Yen	11	-	-	-	-	-	11	11

In Euro	21	-	-	-	-	-	21	21
Time deposits with financial institutions
In Renminbi	547	-	-	-	-	-	547	547
In US Dollar	3	-	-	-	-	-	3	3
Liabilities
Debts in Renminbi
Fixed rate	47,521	60	30,920	11,245	-	81,367	171,113	195,202
Average interest rate	2.2%	1.8%	1.9%	2.2%	2.0%	1.6%
Variable rate	4,210	15,245	889	335	125	-	20,804	20,804
Average interest rate(1)	-	-	-	-	6.27%	-
Debts in US Dollar
Fixed rate	1,655	53	53	53	53	154	2,021	2,022
Average interest rate	2.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	26,680	-	2	9	-	-	26,691	26,691
Average interest rate(1)	2.89%	4.89%	4.89%	4.89%	-	-
Debts in Japanese Yen
Fixed rate	307	84	84	84	84	533	1,176	1,287
Average interest rate	2.60%	2.60%	2.60%	2.60%	2.60%	2.60%
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	-	-	10,415	-	-	-	10,415	10,415
Average interest rate	-	-	4.2%	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in Euro
Fixed rate	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-
__________________________
(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2011.
(2) Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(RMB equivalent in millions, except exchange rate)
	As of December 31, 2010
	Expected Maturity Date						Total carrying amount	Fair value
	2011	2012	2013	2014	2015	Thereafter
Assets
Cash and cash equivalent
In Renminbi	16,436	-	-	-	-	-	16,436	16,436
In US Dollar	428	-	-	-	-	-	428	428
In HK Dollar	31	-	-	-	-	-	31	31
In Japanese Yen	10	-	-	-	-	-	10	10
In Euro	103	-	-	-	-	-	103	103
Time deposits with financial institutions
In Renminbi	1,129	-	-	-	-	-	1,129	1,129
In US Dollar	3	-	-	-	-	-	3	3
Liabilities
Debts in Renminbi
Fixed rate	12,855	38,580	60	29,513	11,143	61,360	153,511	152,360
Average interest rate	3.2%	3.0%	3.0%	3.0%	4.5%	2.0%
Variable rate	3,545	4,210	15,305	1,078	529	-	24,667	24,667
Average interest rate(3)	5.1%	5.1%	5.1%	6.0%	6.0%	-
Debts in US Dollar
Fixed rate	113	55	55	55	55	216	549	564
Average interest rate	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	18,979	3	3	4	3	-	18,992	18,992
Average interest rate(3)	1.6%	4.9%	4.9%	4.9%	4.9%	-
Debts in Japanese Yen
Fixed rate	85	85	85	85	85	619	1,044	1,172
Average interest rate	2.60%	2.60%	2.60%	2.60%	2.60%	2.60%
Variable rate	223	223	-	-	-	-	446	446
Average interest rate(3)	2.90%	2.90%	-	-	-	-
Debts in HK Dollar
Fixed rate	-	-	-	10,667	-	-	10,667	10,667
Average interest rate	-	-	-	4.2%	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(3)	-	-	-	-	-	-
Debts in Euro
Fixed rate	27	-	-	-	-	-	27	27
Average interest rate	6.6%	-	-	-	-	-

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

\
Depositary Payments for the Year 2011

In 2011, Citibank, N.A., the Depositary for our ADR program, provided reimbursement for our expenses related to the listing and investor’ relations activities, etc. as follows:

•	reimbursement of application fees: US$52,174.50

•	reimbursement of data infrastructure fees: US$3,170.55

•	reimbursement of proxy procedure fees: US$141,013.38

•	reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency) : US$231,467.12

•	the accounting committee and accounting standard committee of public company: US$14,000.00

•	Total: US$441,825.55

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2011 (the "Evaluation Date"), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2011. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on these criteria.

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

We have audited China Petroleum & Chemical Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO). China Petroleum & Chemical Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Petroleum & Chemical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG
Hong Kong, China
March 23, 2012

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2011, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

As of the date of this annual report, we do not have, in form, a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer.  Our principal executive officers, Mr. Fu Chengyu (Chairman) and Mr. Wang Tianpu (Vice Chairman and President), currently also serve as our directors and are thus subject to the director service contracts that they have with us. Our principal financial officer, Mr. Wang Xinhua (CFO) is subject to the employment contract that he has with us. Under such contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry any activities detrimental to the interests of our company.  Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2010 and 2011.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2010	RMB80 million	—	—	—
2011	RMB81 million	—	—	—

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

Under the amended Corporate Governance Rules of New York Stock Exchange (NYSE), foreign issuers (including us) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences is listed below:

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

PRC corporate governance rules prescribe detailed guidelines on directors of the listed companies, including director selection, the structure of the board of directors and director performance evaluation etc. The Company Law of PRC has specific regulations on the directors’ qualification. Furthermore, CSRC (China Security Regulatory Commission) promulgates the guidelines on the senior management training and organizes the relevant training.
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
It is stipulated in China that the board of directors of a listed company should have a compensation and assessment committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

The compensation committee must have a written charter that addresses, at least, the following purposes and responsibilities:
(1) review and approve the corporate goals associated with CEO’s compensation, evaluate the performance of the CEO in fulfilling these goals, and, either as a committee or together with the other independent directors (as directed by the board), based on such evaluation, determine and approve the CEO’s compensation level;
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

It is stipulated in China that the board of directors of a listed company should establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

The audit committee must have a written charter that specifies the purpose of the audit committee is, at	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules. It is also minimum, to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.

In addition, the written charter must require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit committee.

The written charter must also specify the duties and responsibilities of the audit committee, which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as other duties and responsibilities such as to obtain and review a report by the independent auditor at least annually, meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and independent auditor.

Each listed company must have an internal audit department.

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

Shareholder approval of equity compensation plan
Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for, among others, plans that are made available to shareholders generally, such as typical dividend reinvestment plan and certain awards and plans in the context of mergers and acquisitions.

The relevant regulations of China require the board of directors propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers shall be approved by the board, explained to the shareholders and disclosed to the public upon the approval of the board of directors.

The Company has complied with the above mentioned laws or rules.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee.

China does not have such requirement for a code for ethics. But, since the directors and officers of the Company have all signed the Director Service Agreement or employment agreement, as applicable, they are bound by their fiduciary duties to the Company. In addition, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRS and Mandatory Provisions to the Charter of Companies Listed Overseas. Meanwhile, the Company establishes The Model Code of Securities Transactions by Corporate Employees and The Rules of The Company’s Shares Transactions by Corporate Directors, Superiors and Senior Managements to regulate the above mentioned people when transacting related securities. The Company also promulgated the Code for Employees of the Company as the standards of business conduct and ethics of the employees.

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE on writing of any material non-compliance with any applicable provisions of Section 303A.
No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See F-pages following Item 19.

ITEM 19.	EXHIBITS

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

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Petroleum & Chemical Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 23, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG
Hong Kong, China
March 23, 2012

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
Operating revenues
Sales of goods		1,315,915	1,876,758	2,463,767
Other operating revenues	3	29,137	36,424	41,916
		1,345,052	1,913,182	2,505,683

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(980,564)	(1,482,484)	(2,031,545)
Selling, general and administrative expenses	4	(40,539)	(51,048)	(58,960)
Depreciation, depletion and amortization		(54,046)	(59,253)	(63,816)
Exploration expenses, including dry holes		(10,545)	(10,955)	(13,341)
Personnel expenses	5	(28,895)	(33,672)	(41,529)
Taxes other than income tax	6	(132,884)	(157,189)	(189,949)
Other operating expenses, net	7	(6,910)	(13,607)	(1,013)
Total operating expenses		(1,254,383)	(1,808,208)	(2,400,153)
Operating income		90,669	104,974	105,530

Finance costs
Interest expense	8	(7,609)	(7,972)	(9,241)
Interest income		277	660	1,584
Unrealized (loss) / gain on embedded derivative component of the convertible bonds	23(c) and (e)	(218)	(127)	1,259
Net foreign currency exchange gains		84	465	1,113
Net finance costs		(7,466)	(6,974)	(5,285)
Investment income		374	273	168
Income from associates and jointly controlled entities		2,997	5,390	4,152
Earnings before income tax		86,574	103,663	104,565
Tax expense	9	(19,591)	(25,681)	(26,120)
Net income		66,983	77,982	78,445

Attributable to:
Equity shareholders of the Company		63,129	71,782	73,225
Non-controlling interests		3,854	6,200	5,220
Net income		66,983	77,982	78,445

Earnings per share:
Basic	11	0.73	0.83	0.84
Diluted	11	0.72	0.82	0.81

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in millions)

		Years ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB

Net income		66,983	77,982	78,445

Other comprehensive income / (loss) for the year (after tax and reclassification adjustments)	10
Cash flow hedges		54	(221)	142
Available-for-sale securities		(175)	(9)	(15)
Share of other comprehensive income of associates		806	(533)	(179)
Foreign currency translation differences		(4)	(1,360)	(676)
Total other comprehensive income / (loss)		681	(2,123)	(728)

Total comprehensive income for the year		67,664	75,859	77,717

Attributable to:
Equity shareholders of the Company		63,849	69,775	72,735
Non-controlling interests		3,815	6,084	4,982
Total comprehensive income for the year		67,664	75,859	77,717

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2011
(Amounts in millions)

		December 31,
	Note	2010	2011
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		17,008	24,647
Time deposits with financial institutions		1,132	550
Trade accounts receivable, net	12	43,093	58,721
Bills receivable		15,950	27,961
Inventories	13	156,546	203,417
Prepaid expenses and other current assets	14	26,500	27,459
Total current assets		260,229	342,755
Non-current assets
Property, plant and equipment, net	15	540,700	565,936
Construction in progress	16	89,599	111,311
Goodwill	17	8,298	8,212
Interest in associates	18	22,815	25,692
Interest in jointly controlled entities	19	20,199	19,992
Investments	20	2,075	1,829
Deferred tax assets	22	15,232	12,706
Lease prepayments		20,325	26,101
Long-term prepayments and other assets	21	16,350	29,994
Total non-current assets		735,593	801,773
Total assets		995,822	1,144,528
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	23	17,019	68,224
Loans from Sinopec Group Company and its affiliates	23	18,809	12,149
Trade accounts payable	24	132,528	177,002
Bills payable	24	3,818	5,933
Accrued expenses and other payables	25	153,478	176,878
Income tax payable		10,754	4,054
Total current liabilities		336,406	444,240
Non-current liabilities
Long-term debts	23	136,465	116,894
Loans from Sinopec Group Company and its affiliates	23	37,610	37,563
Deferred tax liabilities	22	15,017	15,181
Provisions	26	15,573	18,381
Other liabilities		3,715	4,925
Total non-current liabilities		208,380	192,944
Total liabilities		544,786	637,184
Equity
Share capital	27	86,702	86,702
Reserves	28	332,902	385,626
Total equity attributable to equity shareholders of the Company		419,604	472,328
Non-controlling interests		31,432	35,016
Total equity		451,036	507,344
Total liabilities and equity		995,822	1,144,528

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009, as previously reported	86,702	(16,293)	18,072	43,078	47,000	1,888	149,336	329,783	22,205	351,988
Adjustment for the change in accounting policy (Note 1)	—	—	—	—	—	737	(144)	593	119	712
Balance as of January 1, 2009, as adjusted	86,702	(16,293)	18,072	43,078	47,000	2,625	149,192	330,376	22,324	352,700
Net income	—	—	—	—	—	—	63,129	63,129	3,854	66,983
Other comprehensive income	—	—	—	—	—	720	—	720	(39)	681
Total comprehensive income for the year	—	—	—	—	—	720	63,129	63,849	3,815	67,664
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2008	—	—	—	—	—	—	(7,803)	(7,803)	—	(7,803)
Interim dividend for 2009	—	—	—	—	—	—	(6,069)	(6,069)	—	(6,069)
Appropriation (Note 28 (c) and (d))	—	—	—	4,953	20,000	—	(24,953)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,387	(1,387)	—	—	—
Transfer from other reserves to capital reserve	—	(1,551)	—	—	—	1,551	—	—	—	—
Consideration for the Acquisition of the Acquired Group (Note 1)	—	—	—	—	—	(771)	—	(771)	—	(771)
Distribution to Sinopec Group Company	—	(49)	—	—	—	—	—	(49)	—	(49)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(144)	(144)
Total contributions by and distributions to owners	—	(1,600)	—	4,953	20,000	2,167	(40,212)	(14,692)	(144)	(14,836)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(18)	—	—	—	—	—	(18)	(4)	(22)
Total transactions with owners	—	(1,618)	—	4,953	20,000	2,167	(40,212)	(14,710)	(148)	(14,858)
Balance as of December 31, 2009	86,702	(17,911)	18,072	48,031	67,000	5,512	172,109	379,515	25,991	405,506

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	86,702	(17,911)	18,072	48,031	67,000	5,512	172,109	379,515	25,991	405,506
Net income	—	—	—	—	—	—	71,782	71,782	6,200	77,982
Other comprehensive income	—	—	—	—	—	(2,007)	—	(2,007)	(116)	(2,123)
Total comprehensive income for the year	—	—	—	—	—	(2,007)	71,782	69,775	6,084	75,859
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Warrants exercised	—	—	2	—	—	—	—	2	—	2
Expiry of warrants	—	(6,879)	6,879	—	—	—	—	—	—	—
Final dividend for 2009	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2010	—	—	—	—	—	—	(6,936)	(6,936)	—	(6,936)
Appropriation (Note 28 (c) and (d))	—	—	—	6,680	20,000	—	(26,680)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,672	(1,672)	—	—	—
Transfer from other reserves to capital reserve	—	(8,310)	—	—	—	8,310	—	—	—	—
Consideration for the Acquisition of SSI (Note 1)	—	—	—	—	—	(13,177)	—	(13,177)	—	(13,177)
Distribution to Sinopec Group Company	—	(29)	—	—	—	—	—	(29)	—	(29)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(643)	(643)
Total contributions by and distributions to owners	—	(15,218)	6,881	6,680	20,000	(3,195)	(44,825)	(29,677)	(643)	(30,320)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(9)	—	—	—	—	—	(9)	—	(9)
Total transactions with owners	—	(15,227)	6,881	6,680	20,000	(3,195)	(44,825)	(29,686)	(643)	(30,329)
Others(Note 28(h))	—	—	—	—	—	1,325	(1,325)	—	—	—
Balance as of December 31, 2010	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036
Net income	—	—	—	—	—	—	73,225	73,225	5,220	78,445
Other comprehensive income	—	—	—	—	—	(490)	—	(490)	(238)	(728)
Total comprehensive income for the year	—	—	—	—	—	(490)	73,225	72,735	4,982	77,717
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2010	—	—	—	—	—	—	(11,271)	(11,271)	—	(11,271)
Interim dividend for 2011	—	—	—	—	—	—	(8,670)	(8,670)	—	(8,670)
Appropriation (Note 28 (c) and (d))	—	—	—	6,552	30,000	—	(36,552)	—	—	—
Distribution to Sinopec Group Company	—	(27)	—	—	—	—	—	(27)	—	(27)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(1,374)	(1,374)
Total contributions by and distributions to owners	—	(27)	—	6,552	30,000	—	(56,493)	(19,968)	(1,374)	(21,342)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(43)	—	—	—	—	—	(43)	(24)	(67)
Total transactions with owners	—	(70)	—	6,552	30,000	—	(56,493)	(20,011)	(1,398)	(21,409)
Others (Note 28(h))	—	—	—	—	—	1,790	(1,790)	—	—	—
Balance as of December 31, 2011	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344

See accompanying notes to consolidated financial statements.

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in millions)

		Years ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	165,513	170,333	150,622
Investing activities
Capital expenditure		(107,487)	(106,371)	(131,737)
Exploratory wells expenditure		(8,708)	(7,392)	(10,517)
Purchase of investments, investments in associates and investments in jointly controlled entities		(3,240)	(11,310)	(7,488)
Proceeds from disposal of investments and investments in associates		504	1,687	3,039
Proceeds from disposal of property, plant and equipment		594	16,126	1,216
Purchase of time deposits with financial institutions		(2,304)	(3,522)	(5,801)
Proceeds from maturity of time deposits with financial institutions		1,820	3,626	6,383
Interest received		277	660	1,584
Investment and dividend income received		1,133	1,335	2,961
Payments for derivative financial instruments		(3,197)	(5,273)	(3,768)
Proceeds from derivative financial instruments		3,253	4,646	3,679
Net cash used in investing activities		(117,355)	(105,788)	(140,449)
Financing activities
Proceeds from issuance of corporate bonds		61,000	21,000	5,000
Proceeds of issuance of 2011 Convertible Bonds, net of issuing expenses		—	—	22,889
Proceeds from warrants exercised		—	2	—
Proceeds from bank and other loans		781,212	663,491	536,397
Repayments of corporate bonds and redemption of 2007 Convertible Bonds		(15,000)	(31,000)	(6,036)
Repayments of bank and other loans		(850,683)	(672,804)	(532,667)
Distributions by subsidiaries to non-controlling interests		(858)	(1,051)	(1,812)
Contributions to subsidiaries from non-controlling interests		714	408	117
Acquisitions of non-controlling interests of subsidiaries		(213)	—	(36)
Dividend paid		(13,559)	(16,391)	(19,469)
Interest paid		(7,762)	(6,739)	(6,899)
Distributions to Sinopec Group Company		(1,262)	(13,210)	—
Net cash used in financing activities		(46,411)	(56,294)	(2,516)
Net increase in cash and cash equivalents		1,747	8,251	7,657
Cash and cash equivalents as of January 1		7,040	8,782	17,008
Effect of foreign currency exchange rate changes		(5)	(25)	(18)
Cash and cash equivalents as of December 31		8,782	17,008	24,647

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011
(Amounts in millions)

(a)       Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Operating activities
Earnings before income tax	86,574	103,663	104,565
Adjustment for:
Depreciation, depletion and amortization	54,046	59,253	63,816
Dry hole costs written off	4,761	4,986	5,979
Income from associates and jointly controlled entities	(2,997)	(5,390)	(4,152)
Investment income	(374)	(273)	(168)
Interest income	(277)	(660)	(1,584)
Interest expense	7,609	7,972	9,241
Unrealized gain on foreign currency exchange rate changes and derivative financial instruments	(81)	(438)	(1,679)
Gain on disposal of property, plant and equipment, net	(211)	(253)	(754)
Impairment losses on long-lived assets	7,285	14,477	2,809
Unrealized loss / (gain) on embedded derivative component of the convertible bonds	218	127	(1,259)
	156,553	183,464	176,814
Increase in trade accounts receivable	(13,467)	(16,500)	(15,628)
Decrease / (increase) in bills receivable	1,568	(13,840)	(12,011)
Increase in inventories	(45,606)	(14,819)	(46,871)
Decrease / (increase) in prepaid expenses and other current assets	13,989	(7,062)	(3,189)
Increase in lease prepayments	(5,043)	(3,196)	(5,776)
Decrease in long-term prepayments and other assets	4,378	2,831	5,815
Increase in trade accounts payabl	40,943	35,765	44,474
Increase / (decrease) in bills payable	4,353	(19,293)	2,115
Increase in accrued expenses and other payables	13,387	37,288	33,809
Increase / (decrease) in other liabilities	503	(147)	868
	171,558	184,491	180,420
Income tax paid	(6,045)	(14,158)	(29,798)
Net cash generated from operating activities	165,513	170,333	150,622

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

As part of the Reorganization, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On February 25, 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on February 25, 2000 represented the entire registered and issued share capital of the Company as of that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

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

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 23, 2012.

The IASB has issued a number of amendments to IFRS and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following development is relevant to the Group’s financial statements:

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

•   IAS 24 (revised 2009), “Related party disclosures”

•   Improvements to IFRS (2010)

IAS 24 (revised 2009) “Related party disclosures” simplifies the definition of “related party” and removes inconsistencies, which emphasizes a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The amendments to IAS 24 have had no material impact on the Group’s financial statements.

In the Improvements to IFRS (2010) omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, First time adoption of IFRS, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRS. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS (being the start of the earliest comparative period included in the first set of IFRS financial statements).

The Group’s first financial statements prepared under IFRS were for the three years ended December 31, 1999 and for the six-month period ended June 30, 2000, with the start of the earliest comparative period being January 1, 1997. During that period and pursuant to applicable laws and regulations of the PRC, the Group’s financial statements prepared under Accounting Standards for Business Enterprises (“ASBE”) and other relevant rules and regulations (collectively “PRC GAAP”) included leasehold land use rights at deemed cost based on the valuation performed by independent valuers as of September 30, 1999. As these valuations were performed as of a date later than the date of transition to IFRS, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRS financial statements and instead adopted the IFRS policy that leasehold land use rights be measured at historical cost and therefore, the related revaluation gains arising from the revaluation in 1999 as mentioned above were not recognized. The Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group’s financial statements under IFRS and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as of September 30, 1999, with consequential adjustments for amortization charged in subsequent periods.

The financial condition and the results of operation previously reported by the Group as of and for the years ended December 31, 2009 and 2010 have been restated to include the adoption of Improvements to IFRS (2010) as set out below.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	The Group, as previously reported	Adoption of Improvements to IFRS (2010)	The Group, restated
	RMB	RMB	RMB

2009
Results of operation:
Net income attributable to the equity shareholders of the Company	63,147	(18)	63,129
Basic earnings per share (RMB)	0.73	—	0.73
Diluted earnings per share (RMB)	0.72	—	0.72

2010
Results of operation:
Net income attributable to the equity shareholders of the Company	71,800	(18)	71,782
Basic earnings per share (RMB)	0.83	—	0.83
Diluted earnings per share (RMB)	0.82	—	0.82

Financial condition as of December 31, 2010:
Goodwill	8,207	91	8,298
Deferred tax assets	15,516	(284)	15,232
Lease prepayment	19,464	861	20,325
Total non-current assets	734,925	668	735,593
Total equity	450,368	668	451,036
There is no material impact to the Group’s financial position as a result of the change in accounting policy as mentioned above, accordingly additional consolidated balance sheet and related notes are not presented as of the beginning of the comparative period of these consolidated financial statements.

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

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 35.

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

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statements of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of income and consolidated statements of comprehensive income as an allocation of the total net income or loss and total comprehensive income or loss for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (note 2a(ii)).

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
When the group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see note 2a (ii)).

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

(d)      Trade, bills and other receivables

Trade, bills and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
(l)       Derivative financial instruments

Derivative financial instruments are recognized initially at fair value.  At each balance sheet date, the fair value is remeasured. The gain or loss on re-measurement to fair value is recognized immediately in the consolidated statements of income, except where the derivatives qualify for cash flow hedge accounting or the hedge of the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

For investments in subsidiaries, associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

(ii)       Impairment of other long-lived assets is accounted for as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount.  For goodwill, the recoverable amount is estimated at each balance sheet date.

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

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

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

(w)      Research and development expense

Research and development expenditures are expensed in the period in which they are incurred.  Research and development expense amounted to RMB 3,816, RMB 4,835 and RMB 4,862 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
3.       OTHER OPERATING REVENUES

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Sale of materials, service and others	28,749	36,032	41,479
Rental income	388	392	437
	29,137	36,424	41,916

4.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Operating lease charges	7,564	10,452	11,231
Impairment losses
- trade accounts receivable	70	48	51
- other receivables	222	308	212

5.       PERSONNEL EXPENSES

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Salaries, wages and other benefits	24,248	28,825	36,263
Contributions to retirement schemes (Note 31)	4,647	4,847	5,266
	28,895	33,672	41,529

6.       TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Consumption tax (i)	110,206	117,928	126,023
Special oil income levy (ii)	7,145	19,760	37,600
City construction tax (iii)	9,212	11,277	13,018
Education surcharge	5,043	6,339	9,441
Resources tax	857	1,318	3,185
Business tax	421	567	682
	132,884	157,189	189,949
Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Before November 1, 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. Effective from November 1, 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 55 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
7.       OTHER OPERATING EXPENSES, NET

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Fines, penalties and compensations	159	69	236
Donations	174	177	90
Gain on disposal of property, plant and equipment, net	(211)	(253)	(754)
Impairment losses on long-lived assets (Note)	7,285	14,477	2,809
Net realized and unrealized (gains) / losses on derivative financial instruments not qualified as hedging	(82)	55	132
Ineffective portion of change in fair value of cash flow hedges	16	(16)	(134)
Government grants	(882)	(1,196)	(1,497)
Others	451	294	131
	6,910	13,607	1,013

Note:

The primary factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 1,595, RMB 1,889 and RMB 2,153 on property, plant and equipment (Note 15) for the years ended December 31, 2009, 2010 and 2011, respectively, and impairment losses of RMB 1,361 on goodwill in respect of Dynamic cash generating unit for the year ended December 31, 2010 was unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the asset using a pre-tax discount rate for the years ended December 31, 2009, 2010 and 2011, respectively. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the asset and had an impact on the recognition of the asset and goodwill impairment.

Impairment losses recognized for the chemicals segment were RMB 3,807, RMB 5,121 and RMB 308 for the years ended December 31, 2009, 2010 and 2011, respectively, and comprised of impairment losses of RMB 3,728, RMB 2,953 and RMB 308 on property, plant and equipment (Note 15) for the years ended December 31, 2009, 2010 and 2011, respectively, impairment losses of RMB 79 on other long-term assets for the year ended December 31, 2009, and impairment loss of RMB 2,168 on goodwill in respect of Sinopec Qilu cash generating unit for the year ended December 31, 2010. Impairment losses recognized for the refining segment were RMB 396, RMB 4,902 and RMB 78 for the years ended December 31, 2009, 2010 and 2011, respectively, and comprised of impairment losses of RMB 377, RMB 1,649 and RMB 78 on property, plant and equipment (Note 15) for the years ended December 31, 2009, 2010 and 2011, respectively, impairment loss of RMB 2,737 on goodwill in respect of Sinopec Yangzi cash generating unit for the year ended December 31, 2010, and impairment losses of RMB 19 and RMB 516 on construction in progress (Note 16) for the years ended December 31, 2009 and 2010, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates for the years ended December 31, 2009, 2010 and 2011, respectively. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 1,479, RMB 1,183 and RMB 269 for the years ended December 31, 2009, 2010 and 2011, respectively, and comprised of impairment losses of RMB 1,425, RMB 1,055 and RMB 241 on property, plant and equipment (Note 15) for the years ended December 31, 2009, 2010 and 2011, respectively, impairment losses of RMB 54, RMB 128 and RMB 28 on construction in progress (Note 16) for the years ended December 31, 2009, 2010 and 2011, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years.  In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
8.       INTEREST EXPENSE

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Interest expense incurred	9,783	8,664	9,398
Less: Interest expense capitalized*	(2,621)	(1,266)	(898)
	7,162	7,398	8,500
Accretion expenses (Note 26)	447	574	741
Interest expense	7,609	7,972	9,241
* Interest rates per annum at which borrowing costs were Capitalized for construction in progress	3.0% to 6.8%	3.0% to 6.5%	3.1% to 6.9%

9.       INCOME TAX

Income tax in the consolidated statements of income represents:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Current tax
- Provision for the year	19,229	22,177	22,731
- (Over) / under provision in prior years	(512)	(299)	367
Deferred taxation (Note 22)	874	3,803	3,022
	19,591	25,681	26,120

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Earnings before income tax	86,574	103,663	104,565
Expected income tax expense at statutory tax rates of 25%	21,643	25,915	26,141
Tax effect of differential tax rate (Note)	(1,621)	(1,525)	(1,825)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	2,006	2,639	1,587
Tax effect of non-deductible expenses	326	2,361	542
Tax effect of non-taxable income	(1,686)	(1,839)	(1,565)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(683)	(1,663)	(394)
Tax effect of tax losses not recognized	118	92	734
Write-down of deferred tax assets	—	—	533
(Over) / under -provision in prior years	(512)	(299)	367
Actual income tax expense.	19,591	25,681	26,120

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in Angola that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
10       OTHER COMPREHENSIVE INCOME

  (a) Tax effects relating to each component of other comprehensive income

	Years ended December 31,
	2009			2010			2011
	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges	65	(11)	54	(263)	42	(221)	166	(24)	142
Available-for-sale securities	(227)	52	(175)	(9)	—	(9)	(16)	1	(15)
Share of other comprehensive income of associates	806	—	806	(533)	—	(533)	(179)	—	(179)
Foreign currency translation differences	(4)	—	(4)	(1,360)	—	(1,360)	(676)	—	(676)
Other comprehensive income	640	41	681	(2,165)	42	(2,123)	(705)	(23)	(728)

  (b) Reclassification adjustments relating to components of other comprehensive income

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(2,058)	(682)	(2,926)
Amounts transferred to initial carrying amount of hedged items	257	53	(14)
Reclassification adjustments for amounts transferred to the cost of inventories for the year	1,866	366	3,106
Net deferred tax (expense)/benefit recognized in other comprehensive income	(11)	42	(24)
Net movement during the year recognized in other comprehensive income	54	(221)	142

Available-for-sale securities:
Changes in fair value recognized during the year	(1)	(6)	(16)
Gain on disposal transferred to the consolidated statements of income	(226)	(3)	—
Net deferred tax benefit recognized in other comprehensive income	52	—	1
Net movement during the year recognized in other comprehensive income	(175)	(9)	(15)

Share of other comprehensive income of associates:
Net movement during the year recognized in other comprehensive income	806	(533)	(179)

Foreign currency translation differences:
Net movement during the year recognized in other comprehensive income	(4)	(1,360)	(676)

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
11.     BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2009, 2010 and 2011 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 63,129, RMB 71,782 and RMB 73,225, respectively, and the weighted average number of the shares of 86,702,439,000, 86,702,513,472 and 86,702,538,041, respectively. The calculation of diluted earnings per share for the years ended December 31, 2009, 2010 and 2011 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 63,505, RMB 72,003 and RMB 72,938 , respectively, and the weighted average number of the shares of 87,789,799,595, 87,789,874,067, and 89,795,334,781, respectively, calculated as follows:

(i)        Net income attributable to ordinary equity shareholders of the Company (diluted)

	2009	2010	2011
	RMB	RMB	RMB
Net income attributable to ordinary equity shareholders of the Company	63,129	71,782	73,225
After tax effect of interest expense (net of exchange gain) of the convertible bonds	212	126	657
After tax effect of unrealized loss/(gain) on embedded derivative component of the convertible bonds	164	95	(944)
Net income attributable to ordinary equity shareholders of the Company (diluted)	63,505	72,003	72,938

(ii)       Weighted average number of shares (diluted)

	2009	2010	2011
	Number of	Number of	Number of
	shares	shares	shares
Weighted average number of shares as of December 31	86,702,439,000	86,702,513,472	86,702,538,041
Effect of conversion of the 2007 Convertible Bonds	1,087,360,595	1,087,360,595	1,084,859,551
Effect of conversion of the 2011 Convertible Bonds	—	—	2,007,937,189
Weighted average number of shares (diluted) as of December 31	87,789,799,595	87,789,874,067	89,795,334,781

The calculation of diluted earnings per share for the year ended December 31, 2009 excludes the effect of the Warrants (Note 23(d)), since it did not have any dilutive effect.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
12.       TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2010	2011
	RMB	RMB
Amounts due from third parties	33,681	44,344
Amounts due from Sinopec Group Company and its affiliates	1,848	6,185
Amounts due from associates and jointly controlled entities	8,886	9,204
	44,415	59,733
Less: Impairment losses for bad and doubtful debts	(1,322)	(1,012)
Trade accounts receivable, net	43,093	58,721

Impairment losses for bad and doubtful debts are analyzed as follows:

	2009	2010	2011
	RMB	RMB	RMB
Balance as of January 1	2,406	1,921	1,322
Impairment losses recognized for the year	70	48	51
Reversal of impairment losses	(245)	(130)	(124)
Written off	(310)	(517)	(237)
Balance as of December 31	1,921	1,322	1,012

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
13.      INVENTORIES

	December 31,
	2010	2011
	RMB	RMB
Crude oil and other raw materials	84,428	113,918
Work in progress	13,089	14,989
Finished goods	55,945	71,853
Spare parts and consumables	4,175	4,039
	157,637	204,799
Less: Allowance for diminution in value of inventories	(1,091)	(1,382)
	156,546	203,417

Allowance for diminution in value of inventories is analyzed as follows:

	2009	2010	2011
	RMB	RMB	RMB
Balance as of January 1	9,189	1,038	1,091
Allowance for the year	401	1,087	3,264
Reversal of allowance on disposal	(185)	(77)	(122)
Written off	(8,367)	(957)	(2,851)
Balance as of December 31	1,038	1,091	1,382

During the years ended December 31, 2009, 2010 and 2011, costs of inventories recognized as an expense in the consolidated statements of income were RMB 1,033,313, RMB 1,542,923 and RMB 2,092,421, respectively. Such costs include the write-down of inventories that was primarily related to the refining and chemicals segment, of RMB 401, RMB 1,087 and RMB 3,264, respectively, and the reversal of write-down of inventories of RMB 8,552, RMB 1,034 and RMB 2,973, respectively, that was mainly due to the sales of inventories.  The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statements of income.

14.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2010	2011
	RMB	RMB
Advances to third parties	937	869
Amounts due from Sinopec Group Company and its affiliates	930	821
Amounts due from associates and jointly controlled entities	2,460	984
Other receivables	858	963
Loans and receivables	5,185	3,637

Purchase deposits and other assets	5,457	5,273
Prepaid value-added tax and customs duty	13,072	17,458
Financial assets held for trading	2,450	—
Available-for-sale financial assets	—	200
Derivative financial instruments – hedging	148	837
Derivative financial instruments – non-hedging	188	54
	26,500	27,459

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
15.       PROPERTY, PLANT AND EQUIPMENT, NET

By segment:
	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2010	428,695	203,215	116,080	194,956	11,308	954,254
Additions	4,021	123	1,100	88	255	5,587
Transferred from construction in progress	67,922	11,922	12,370	22,964	2,872	118,050
Reclassification	343	144	271	(169)	(589)	—
Contributed to a jointly controlled entity	—	—	—	(290)	—	(290)
Reclassification to lease prepayments and other assets	—	(39)	(451)	—	(146)	(636)
Exchange adjustment	(809)	—	(103)	—	(4)	(916)
Disposals	(370)	(2,980)	(2,144)	(2,603)	(141)	(8,238)
Balance as of December 31, 2010	499,802	212,385	127,123	214,946	13,555	1,067,811

Balance as of January 1, 2011	499,802	212,385	127,123	214,946	13,555	1,067,811
Additions	2,464	79	1,664	277	174	4,658
Transferred from construction in progress	50,774	19,337	12,984	4,692	1,845	89,632
Reclassification	2	2,524	100	(2,389)	(237)	—
Reclassification to lease prepayments and other assets	—	(57)	(2,397)	(9)	(5)	(2,468)
Exchange adjustment	(1,372)	—	(142)	—	(18)	(1,532)
Disposals	(1,174)	(2,666)	(2,545)	(2,700)	(357)	(9,442)
Balance as of December 31, 2011	550,496	231,602	136,787	214,817	14,957	1,148,659

Accumulated depreciation:
Balance as of January 1, 2010	206,133	94,419	34,480	130,540	3,867	469,439
Depreciation charge for the year	31,393	11,227	5,946	8,483	925	57,974
Impairment losses for the year (Note 7)	1,889	1,649	1,055	2,953	21	7,567
Reclassification	12	(3)	25	(145)	111	—
Reclassification to lease prepayments and other assets	—	(3)	(68)	—	(12)	(83)
Exchange adjustment	(218)	—	(41)	—	(1)	(260)
Written back on disposals	(177)	(2,778)	(1,953)	(2,499)	(119)	(7,526)
Balance as of December 31, 2010	239,032	104,511	39,444	139,332	4,792	527,111

Balance as of January 1, 2011	239,032	104,511	39,444	139,332	4,792	527,111
Depreciation charge for the year	35,288	11,356	6,496	8,087	1,028	62,255
Impairment losses for the year (Note 7)	2,153	78	241	308	1	2,781
Reclassification	(3)	2,529	4	(2,515)	(15)	—
Reclassification to lease prepayments and other assets	—	(2)	(328)	—	—	(330)
Exchange adjustment	(523)	—	(61)	—	(2)	(586)
Written back on disposals	(1,114)	(2,442)	(2,034)	(2,589)	(329)	(8,508)
Balance as of December 31, 2011	274,833	116,030	43,762	142,623	5,475	582,723

Net book value:
Balance as of January 1, 2010	222,562	108,796	81,600	64,416	7,441	484,815
Balance as of December 31, 2010	260,770	107,874	87,679	75,614	8,763	540,700
Balance as of December 31, 2011	275,663	115,572	93,025	72,194	9,482	565,936

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
By asset class:
	Buildings	Oil and gas properties	Oil depots, storage tanks and service stations	Plant, machinery, equipment and others	Total
	RMB	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2010	61,142	360,518	136,706	395,888	954,254
Additions	259	3,421	1,023	884	5,587
Transferred from construction in progress	5,150	58,465	17,889	36,546	118,050
Reclassification	996	5	325	(1,326)	—
Contributed to a jointly controlled entity	(290)	—	—	—	(290)
Reclassification to lease prepayments and other assets	(204)	—	(389)	(43)	(636)
Exchange adjustment	(33)	(809)	(22)	(52)	(916)
Disposals	(767)	—	(1,675)	(5,796)	(8,238)
Balance as of December 31, 2010	66,253	421,600	153,857	426,101	1,067,811

Balance as of January 1, 2011	66,253	421,600	153,857	426,101	1,067,811
Additions	196	2,421	1,485	556	4,658
Transferred from construction in progress	5,282	46,701	12,381	25,268	89,632
Reclassification	(1,987)	16	2,073	(102)	—
Reclassification to lease prepayments and other assets	(598)	—	(1,734)	(136)	(2,468)
Exchange adjustment	(62)	(1,372)	(38)	(60)	(1,532)
Disposals	(608)	(188)	(1,993)	(6,653)	(9,442)
Balance as of December 31, 2011	68,476	469,178	166,031	444,974	1,148,659

Accumulated depreciation:
Balance as of January 1, 2010	30,192	174,797	34,206	230,244	469,439
Depreciation charge for the year	2,442	28,196	6,857	20,479	57,974
Impairment losses for the year	660	1,789	1,070	4,048	7,567
Reclassification	263	(9)	(14)	(240)	—
Reclassification to lease prepayments and other assets	—	—	(77)	(6)	(83)
Exchange adjustment	(14)	(218)	(8)	(20)	(260)
Written back on disposals	(499)	—	(1,533)	(5,494)	(7,526)
Balance as of December 31, 2010	33,044	204,555	40,501	249,011	527,111

Balance as of January 1, 2011	33,044	204,555	40,501	249,011	527,111
Depreciation charge for the year	2,531	31,560	7,623	20,541	62,255
Impairment losses for the year	37	2,153	209	382	2,781
Reclassification	47	14	114	(175)	—
Reclassification to lease prepayments and other assets	(21)	—	(301)	(8)	(330)
Exchange adjustment	(25)	(523)	(15)	(23)	(586)
Written back on disposals	(525)	(167)	(1,621)	(6,195)	(8,508)
Balance as of December 31, 2011	35,088	237,592	46,510	263,533	582,723

Net book value:
Balance as of January 1, 2010	30,950	185,721	102,500	165,644	484,815
Balance as of December 31, 2010	33,209	217,045	113,356	177,090	540,700
Balance as of December 31, 2011	33,388	231,586	119,521	181,441	565,936

Note:

The additions to the exploration and production segment and oil and gas properties of the Group for the years ended December 31, 2010 and 2011 included RMB 3,389 and RMB 2,425, respectively, of the estimated dismantlement costs for site restoration (Note 26).

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
16.   CONSTRUCTION IN PROGRESS

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	46,886	13,637	17,332	38,589	3,931	120,375
Additions	56,924	19,746	25,017	13,183	1,620	116,490
Transferred to a jointly controlled entity	—	—	—	(17,459)	—	(17,459)
Reclassification	—	—	219	(219)	—	—
Dry hole costs written off	(4,986)	—	—	—	—	(4,986)
Transferred to property, plant and equipment	(67,922)	(11,922)	(12,370)	(22,964)	(2,872)	(118,050)
Reclassification to lease prepayments and other assets	(528)	(270)	(2,758)	(2,145)	(426)	(6,127)
Impairment losses for the year (Note 7)	—	(516)	(128)	—	—	(644)
Balance as of December 31, 2010	30,374	20,675	27,312	8,985	2,253	89,599

Balance as of January 1, 2011	30,374	20,675	27,312	8,985	2,253	89,599
Additions	64,305	20,445	26,292	10,136	1,868	123,046
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to property, plant and equipment	(50,774)	(19,337)	(12,984)	(4,692)	(1,845)	(89,632)
Reclassification to lease prepayments and other assets	(187)	(376)	(4,713)	(152)	(234)	(5,662)
Impairment losses for the year (Note 7)	—	—	(28)	—	—	(28)
Exchange adjustment	(31)	—	(2)	—	—	(33)
Balance as of December 31, 2011	37,708	21,407	35,877	14,277	2,042	111,311

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2009	2010	2011
	RMB	RMB	RMB
At beginning of year	7,833	8,823	10,652
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves	5,008	6,121	5,611
Transferred to oil and gas properties based on the determination of proved reserves	(1,072)	(1,158)	(1,637)
Dry hole costs written off	(2,946)	(3,134)	(3,977)
At end of year.	8,823	10,652	10,649
Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
One year or less	7,625	9,530	7,571
Over one year	1,198	1,122	3,078
	8,823	10,652	10,649

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2009, 2010 and 2011 amounted to RMB 5,437, RMB 6,433 and RMB 7,182, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
17.       GOODWILL

	2010	2011
	RMB	RMB
Cost:
Balance as of January 1	15,554	15,955
Additions	441	56
Disposals	(9)	(100)
Exchange adjustment	(31)	(42)
Balance as of December 31	15,955	15,869

Accumulated impairment losses:
Balance as of January 1	(1,391)	(7,657)
Impairment losses for the year	(6,266)	—
Balance as of December 31	(7,657)	(7,657)

Net book value
Balance as of December 31	8,298	8,212

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2010	2011
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Hong Kong service stations	895	853
Multiple units without individually significant goodwill	2,203	2,159
	8,298	8,212

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities.  The recoverable amounts of the above cash-generating units are determined based on value in use calculations.  These calculations for Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations use cash flow projections based on financial budgets approved by management covering a one-year period. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognized. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
18.     INTEREST IN ASSOCIATES

	December 31,
	2010	2011
	RMB	RMB
Share of net assets	22,815	25,692

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments, other than the principal associates disclosed below, are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented.

The Group’s principal associates, all of which are incorporated in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 10,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 5,404	38.75	—	Manufacturing of coal-chemical products
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900	30.00	—	Exploration and production of crude oil and natural gas

Summarized financial information in respect of the Group’s principal associates is as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Results of operation:
Operating revenue	48,947	66,344	91,929
Net income	2,159	3,122	3,559
The Group’s share of net income of associates	840	1,154	1,290

	December 31,
	2010	2011
	RMB	RMB
Financial condition:
Total assets	143,074	171,072
Total liabilities	(112,096)	(137,375)
Net assets	30,978	33,697
The Group’s share of net assets of associates	12,455	13,512

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
19.      INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2010	2011
	RMB	RMB
Share of net assets	20,199	19,992

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 11,505	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company limited	Incorporated	Registered capital RMB 6,120	50.00	—	Manufacturing and distribution of petrochemical products
Zhong An United Coal Chemical Company Limited	Incorporated	Registered capital RMB 4,000	50.00	—	Manufacturing and distribution of coal chemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Results of operation:
Operating revenue	25,141	61,523	70,026
Expenses	(23,901)	(58,344)	(68,462)
Net income	1,240	3,179	1,564

	December 31,
	2010	2011
	RMB	RMB
Financial condition:
Current assets	15,677	16,329
Non-current assets	39,274	38,122
Current liabilities	(11,239)	(10,931)
Non-current liabilities	(23,513)	(23,528)
Net assets	20,199	19,992

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cash flows:
Net cash generated from operating activities	345	5,800	4,407
Net cash used in investing activities	(3,905)	(10,505)	(3,983)
Net cash generated from /(used in) financing activities	3,911	6,430	(645)
Net increase / (decrease) in cash and cash equivalents	351	1,725	(221)

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
20.      INVESTMENTS

	December 31,
	2010	2011
	RMB	RMB
Available-for-sale financial assets
- Equity securities, listed and at quoted market price	52	55
Investments in equity securities, unlisted and at cost	2,207	1,952
	2,259	2,007
Less: Impairment losses for investments	(184)	(178)
	2,075	1,829

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the years ended December 31, 2010 and 2011 amounted to RMB 11 and RMB 2, respectively.

21.      LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts, operating rights of service stations and prepayments in connection with construction work and equipment purchases.

22.      DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2010	2011	2010	2011	2010	2011
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,507	3,105	—	—	3,507	3,105
Accruals	1,588	1,844	—	—	1,588	1,844
Cash flow hedges	31	7	—	—	31	7
Non-current
Property, plant and equipment	7,961	6,163	(14,936)	(14,785)	(6,975)	(8,622)
Tax losses carried forward	2,116	1,550	—	—	2,116	1,550
Embedded derivative component of the convertible bonds	—	—	(64)	(379)	(64)	(379)
Others	29	37	(17)	(17)	12	20
Deferred tax assets / (liabilities)	15,232	12,706	(15,017)	(15,181)	215	(2,475)

As of December 31, 2010 and 2011, certain subsidiaries of the Company did not recognize the tax value of losses carried forward of RMB 4,215 and RMB 8,082, respectively, of which RMB 369 and RMB 2,936 were for the years ended December 31, 2010 and 2011, respectively, because it was not probable that the related tax benefit will be realized. The tax losses carried forward of RMB 973, RMB 3,057, RMB 747, RMB 369 and RMB 2,936 will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Periodically, management performs assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. During the years ended December 31, 2010 and 2011, write-down of deferred tax assets amounted to RMB nil and RMB 533, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2009	Recognized in consolidated statements of income	Recognized in other comprehensive income	Acquisition	Balance as of December 31, 2009
	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	4,434	(1,227)	—	—	3,207
Accruals	261	554	—	—	815
Cash flow hedges	—	—	(11)	—	(11)
Non-current				—
Property, plant and equipment	(4,511)	550	—	(26)	(3,987)
Tax losses carried forward	4,796	(842)	—	—	3,954
Available-for-sale securities	(52)	—	52	—	—
Embedded derivative component of the convertible bonds	(151)	55	—	—	(96)
Others	56	36	—	2	94
Net deferred tax assets	4,833	(874)	41	(24)	3,976

	Balance as of January 1, 2010	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2010
	RMB	RMB	RMB	RMB

Current
Receivables and inventories	3,207	300	—	3,507
Accruals	815	773	—	1,588
Cash flow hedges	(11)	—	42	31
Non-current
Property, plant and equipment	(3,987)	(2,988)	—	(6,975)
Tax losses carried forward	3,954	(1,838)	—	2,116
Embedded derivative component of the convertible bonds	(96)	32	—	(64)
Others	94	(82)	—	12
Net deferred tax assets	3,976	(3,803)	42	215

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Balance as of January 1, 2011	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2011
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,507	(402)	—	3,105
Accruals	1,588	256	—	1,844
Cash-flow hedges	31	—	(24)	7
Non-current
Property, plant and equipment	(6,975)	(2,002)	355	(8,622)
Tax losses carried forward	2,116	(566)	—	1,550
Embedded derivative component of the the convertible bonds	(64)	(315)	—	(379)
Others	12	7	1	20
Net deferred tax assets/(liabilities)	215	(3,022)	332	(2,475)

23.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

  Short-term debts represent:

	December 31,
	2010	2011
	RMB	RMB
Third parties’ debts
Short-term bank loans	11,380	25,036

Current portion of long-term bank loans	4,554	4,609
Current portion of long-term other loans	85	79
Current portion of long-term corporate bonds	—	38,500
	4,639	43,188
Corporate bonds (Note (a))	1,000	—
	17,019	68,224
Loans from Sinopec Group Company and its affiliates
Short-term loans	17,918	11,949
Current portion of long-term loans	891	200
	18,809	12,149
	35,828	80,373

The Group’s weighted average interest rates on short-term loans were 2.7% and 3.5% as of December 31, 2010 and 2011, respectively.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
Long-term debts comprise:

	Interest rate and final maturity	December 31,
		2010	2011
		RMB	RMB
Third parties’ debts

Long-term bank loans

Renminbi denominated	Interest rates ranging from interest free to 6.90% per annum as of December 31, 2011 with maturities through 2025	23,161	19,620

Japanese Yen denominated	Interest rates 2.60% with maturities through 2024	1,488	1,179

US Dollar denominated	Interest rates ranging from interest free to 1.55% per annum as of December 31, 2011 with maturities through 2031	972	415

Euro denominated	Fixed interest rate at 6.56% per annum as of December 31, 2010 and matured in 2011	27	—

		25,648	21,214

Long-term other loans

Renminbi denominated	Interest free as of December 31, 2011 with maturities through 2013	250	208

US Dollar denominated	Interest rates ranging from interest free to 4.89% per annum as of December 31, 2011 with maturities through 2015	26	23

		276	231

Corporate bonds

Renminbi denominated	Fixed interest rate ranging from 2.25% to 5.68% per annum as of December 31, 2011 with maturities through 2020 (Note (b))	78,500	78,500

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Interest rate and final maturity	December 31,
		2010	2011
		RMB	RMB

Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (Note (c))	10,667	10,415

Renminbi denominated	Bonds with Warrants with maturity in 2014 (Note (d))	26,013	27,095
	Convertible Bonds with maturity in 2017 (Note (e))	—	22,627
		36,680	60,137

Total third parties’ long-term debts		141,104	160,082

Less: Current portion		(4,639)	(43,188)
		136,465	116,894
Long-term loans from Sinopec Group Company and its affiliates

Renminbi denominated	Interest rates ranging from interest free to 6.4% per annum as of December 31, 2011 with maturities through 2020	37,760	37,763
US Dollor denominated	Fixed interest rates at 0.92% per annum as of December 31, 2010 and matured in 2011	741	—

Less: Current portion		(891)	(200)
		37,610	37,563
		174,075	154,457

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortized cost.

 Notes:

(a)
A subsidiary of the Company issued one-year corporate bonds of face value RMB 1,000 to corporate investors in the PRC debenture market on June 22, 2010 at par value of RMB 100. The effective yield of the one-year corporate bonds is 3.27% per annum. The subsidiary redeemed the corporate bonds in June 2011.

(b)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortized cost.

(c)
On April 24, 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11,700 (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from June 4, 2007 onwards at a price of HKD10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”).  Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount.  The Company has an early redemption option at any time after April 24, 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended December 31, 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

As of December 31, 2010, the carrying amount of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,326 and RMB 340, respectively. No conversion of the 2007 Convertible Bonds has occurred up to December 31, 2010.

As of December 31, 2011, the carrying amount of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,345 and RMB 70, respectively. No conversion of the 2007 Convertible Bonds has occurred up to December 31, 2011.

As of December 31, 2010 and 2011, the fair value of the derivative components of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2010	2011

Stock price of H shares	HKD 7.44	HKD 8.17
Conversion price	HKD 10.76	HKD 10.76
Option adjusted spread	125 basis points	200 basis points
Average risk free rate	1.46%	0.72%
Average expected life	1.8 years	2.3 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from December 31, 2009 to December 31, 2010 and from December 31, 2010 to December 31, 2011 resulted in an unrealized loss of RMB 127 and an unrealized gain of RMB 259, respectively, which have been recorded in the “finance costs” section of the consolidated statements of income.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as of April 24, 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative components not been separated out and the entire 2007 Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
On February 26, 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30,000 in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company. Every ten Bonds with Warrants are entitled to warrants to subscribe 50.5 A shares of the Company. During the year ended December 31, 2010, 188,292 units of warrants were exercised to subscribe 88,774 A shares of the Company at an exercise price of RMB 19.15 per share (Note 28) and the remaining warrants expired.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

(e)
On March 1, 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23,000 in the PRC (the “2011 Convertible Bonds”).  The 2011 Convertible Bonds were issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from August 24, 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment. To the extent, the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As of March 1, 2011, the carrying amount of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds were RMB 19,279 and RMB 3,610, respectively.

As of December 31, 2011, the carrying amount of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds were RMB 20,017 and RMB 2,610, respectively.

During the year ended December 31, 2011, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 7.28 per share as a result of the interim and final dividends declared and paid during the year and the resolution approved at the extraordinary general meeting of shareholders. During the year ended December 31, 2011, RMB 328 thousand of the 2011 Convertible Bonds were converted into 34,662 A shares of the Company.

As of March 1, 2011 and December 31, 2011, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	March 1, 2011	December 31, 2011

Stock price of A shares	RMB 8.63	RMB 7.18
Conversion price	RMB 9.73	RMB 7.28
Credit spread	180 basis points	180 basis points
RMB onshore swap rate	2.81%	2.81%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from March 1, 2011 to December 31, 2011 resulted in an unrealized gain of RMB 1,000, which has been recorded in the “finance costs” section of the consolidated statement of income for year ended December 31, 2011.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as of March 1, 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2011 Convertible Bonds been considered as the liability component, the effective interest rate would have been 2.07%.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
24      TRADE ACCOUNTS AND BILLS PAYABLE

	December 31,
	2010	2011
	RMB	RMB
Amounts due to third parties	120,224	167,207
Amounts due to Sinopec Group Company and its affiliates	6,613	6,429
Amounts due to associates and jointly controlled entities	5,691	3,366
	132,528	177,002
Bills payable	3,818	5,933
Trade accounts and bills payable measured at amortized cost	136,346	182,935

25.      ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2010	2011
	RMB	RMB
Accrued expenditures	44,113	33,849
Advances from third parties	3,336	5,989
Amounts due to Sinopec Group Company and its affiliates	9,309	9,714
Others	7,169	7,167
Financial liabilities measured at amortized cost	63,927	56,719

Taxes other than income tax	31,827	47,864
Receipts in advance	56,261	65,606
Provision for onerous contracts for purchases of crude oil (Note)	—	5,800
Derivative financial instruments – hedging	907	684
Derivative financial instruments – non-hedging	556	205
	153,478	176,878

 Note:

As of December 31, 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 was recognized in accordance with the policy set out in Note 2(r) as of December 31, 2011.

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

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2009	2010	2011
	RMB	RMB	RMB
Balance as of January 1	9,547	11,789	15,510
Provision for the year	2,013	3,389	2,425
Accretion expenses	447	574	741
Utilized	(218)	(242)	(343)
Exchange adjustment	—	—	(16)
Balance as of December 31	11,789	15,510	18,317

27.       SHARE CAPITAL

	December 31,
	2010	2011
	RMB	RMB
Registered, issued and fully paid
69,922,074,436 listed A shares (2010: 69,922,039,774) of RMB 1.00 each	69,922	69,922
16,780,488,000 listed H shares (2010: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,702

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

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On September 25, 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, the 67,121,951,000 state-owned A shares became listed A shares.

On March 3, 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 as a result of exercise of 188,292 warrants relating to the Bonds with Warrants (Note 23(d)) and received a net proceeds of RMB 1.70.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

During the year ended December 31, 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds (Note 23(e)).

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Company to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-equity ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and its affiliates, by the total equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-equity ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-equity ratio of the Group was 29.3% and 24.6% as of December 31, 2010 and 2011, respectively. The liability-to-asset ratio of the Group was 54.7% and 55.7% as of December 31, 2010 and 2011, respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in Notes 23 and 29, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
28.       RESERVES

	2010	2011
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(17,911)	(33,138)
Expiry of warrants ( Note 23(d))	(6,879)	—
Transfer from other reserves to capital reserve	(8,310)	—
Distributions to Sinopec Group Company	(29)	(27)
Acquisitions of non-controlling interests of subsidiaries	(9)	(43)
Balance as of December 31	(33,138)	(33,208)

Share premium (Note (b))
Balance as of January 1	18,072	24,953
Warrants exercised (Note 23(d))	2	—
Expiry of warrants (Note 23(d))	6,879	—
Balance as of December 31	24,953	24,953

Statutory surplus reserve (Note (c))
Balance as of January 1	48,031	54,711
Appropriation	6,680	6,552
Balance as of December 31	54,711	61,263

Discretionary surplus reserve (Note (d))
Balance as of January 1	67,000	87,000
Appropriation	20,000	30,000
Balance as of December 31	87,000	117,000

Other reserves
Balance as of January 1	5,512	1,635
Other comprehensive income	(2007)	(490)
Transfer from retained earnings to other reserves	1,672	—
Transfer from other reserves to capital reserve	8,310	—
Consideration for the Acquisition of the Acquired Group and the Acquisition of SSI (Note 1)	(13,177)	—
Others (Note (h))	1,325	1,790
Balance as of December 31	1,635	2,935

Retained earnings (Note (e))
Balance as of January 1	172,109	197,741
Net income attributable to equity shareholders of the Company	71,782	73,225
Final dividend inspect of the previous year, approved and paid during the year (Note (f))	(9,537)	(11,271)
Interim dividend (Note (g))	(6,936)	(8,670)
Appropriation	(26,680)	(36,552)
Transfer from retained earnings to other reserve	(1,672)	—
Others (Note (h))	(1,325)	(1,790)
Balance as of December 31	197,741	212,683
	332,902	385,626

Notes:

(a)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization, and (ii) the difference between the consideration paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

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

During the years ended December 31, 2009, 2010 and 2011, the Company transferred RMB 4,953, RMB 6,680 and RMB 6,552, respectively, being 10% of the net income determined in accordance with the PRC accounting policies complying with ASBE, to this reserve.

(d)
For the year ended December 31, 2010, the directors authorized the transfer of RMB 20,000, which was approved by the shareholders at the Annual General Meeting on May 13, 2011, to discretionary surplus reserve. For the year ended December 31, 2011, the directors authorized the transfer of RMB 30,000, subject to the shareholders’ approval at the Annual General Meeting, to the discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(e)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS. As of December 31, 2010 and 2011, the amount of retained earnings available for distribution was RMB 112,768 and RMB 121,463, respectively, being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended December 31, 2011 of RMB 17,340 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(f)
Pursuant to the shareholders’ approval at the Annual General Meeting on May 18, 2010, a final dividend of RMB 0.11 per share totaling RMB 9,537 in respect of the year ended December 31, 2009 was declared and paid on June 30, 2010.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 13, 2011, a final dividend of RMB 0.13 per share totaling RMB 11,271 in respect of the year ended December 31, 2010 was declared and paid on June 30, 2011.

(g)
Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on August 20, 2010, the directors authorized to declare an interim dividend for the year ended December 31, 2010 of RMB 0.08 per share totaling RMB 6,936, which was paid on September 30, 2010.

Pursuant to the Company’s Articles of Association and a resolution passed at the Director’s meeting on August 26, 2011, the directors authorized to declare an interim dividend for the year ended December 31, 2011 of RMB 0.10 per share totaling RMB 8,670, which was paid on September 28, 2011.

(h)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended December 31, 2010 and 2011, the Group transferred RMB 1,325 and RMB 1,790 from retained earnings to other reserves for the safety production fund, respectively.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

As of December 31, 2010 and 2011, the future minimum lease payments under operating leases are as follows:

	December 31,
	2010	2011
	RMB	RMB
Within one year	10,555	10,414
Between one and two years	9,877	9,764
Between two and three years	9,721	9,668
Between three and four years	9,634	9,585
Between four and five years	9,522	9,465
Thereafter	224,292	215,810
	273,601	264,706

Capital commitments

As of December 31, 2010 and 2011, capital commitments are as follows:

	December 31,
	2010	2011
	RMB	RMB
Authorized and contracted for	138,980	192,792
Authorized but not contracted for	37,450	32,178
	176,430	224,970

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities in the PRC are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term.  The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation was given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 395, RMB 450 and RMB 438 for the years ended December 31, 2009, 2010 and 2011, respectively.

Estimated future annual payments are as follows:

	December 31,
	2010	2011
	RMB	RMB
Within one year	119	335
Between one and two years	181	105
Between two and three years	22	25
Between three and four years	23	26
Between four and five years	23	28
Thereafter	645	730
	1,013	1,249

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Contingent liabilities

As of December 31, 2010 and 2011, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	December 31,
	2010	2011
	RMB	RMB
Jointly controlled entities	7,548	703
Associates	152	79
	7,700	782

As of December 31, 2010, the Company and a subsidiary of the Company provided guarantee on bank loans drawn down by a jointly controlled entity. The guarantees expired during the year ended December 31, 2011.

As of December 31, 2011, a subsidiary of the Company provided guarantees on long-term loans of USD 94 drawn down by certain jointly controlled entities of Sinopec Group Company. This subsidiary has also provided guarantees on long-term loans of USD 969 million drawn down by certain joint venturers (other than Sinopec Group Company) of these jointly controlled entities.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2010 and 2011, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,196, RMB 3,880 and RMB 4,228 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Years ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
Sales of goods	(i)	162,671	230,883	301,456
Purchases	(ii)	64,548	109,195	134,828
Transportation and storage	(iii)	1,251	1,407	1,385
Exploration and development services	(iv)	31,343	33,301	44,392
Production related services	(v)	17,603	10,287	12,401
Ancillary and social services	(vi)	3,329	3,693	3,856
Operating lease charges	(vii)	4,866	7,450	7,479
Agency commission income	(viii)	45	65	25
Interest received	(ix)	38	93	151
Interest paid	(x)	1,186	967	615
Net deposits placed with /(withdrawn from) related parties	(ix)	4,640	3,267	(1,483)
Net loans repaid to related parties	(xi)	21,928	1,254	6,707

 The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2011 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

There were no guarantees given to banks by the Group in respect of banking facilities to related parties as of December 31, 2010 and 2011, except for the guarantees disclosed in Note 29.

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
(All amounts in millions, except per share data and except otherwise stated

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

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

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2010 and 2011 were RMB 8,603 and RMB 7,120, respectively.

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

(c)	The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 and RMB 6,727 per annum for the years ended December 31, 2010 and 2011, respectively. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in the following accounts captions are summarized as follows:

	December 31,
	2010	2011
	RMB	RMB
Trade accounts receivable	10,734	15,389
Prepaid expenses and other current assets	3,390	1,805
Total amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities	14,124	17,194

Trade accounts payable	12,304	9,795
Accrued expenses and other payables	9,309	9,714
Short-term loans and current portion of long-term loans from Sinopec Group Company and its affiliates	18,809	12,149
Long-term loans excluding current portion from Sinopec Group Company and its affiliates	37,610	37,563
Total amounts due to Sinopec Group Company and its affiliates, associates and jointly controlled entities	78,032	69,221

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

During the year ended December 31, 2011, according to relevant agreements with SOOGL, the Group provided loans of USD 228 to certain jointly controlled entities of Sinopec Group Company.

As of and for the years ended December 31, 2010 and 2011, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

(b)       Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.  The key management personnel compensations are as follows:

	Years ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	7,664	8,692	8,558
Retirement scheme contributions	287	318	420
	7,951	9,010	8,978

Total emoluments are included in “personnel expenses” as disclosed in Note 5.

(c)       Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff.  The details of the Group’s employee benefits plan are disclosed in Note 31. As of December 31, 2010 and 2011, the accrual for the contribution to post-employment benefit plans was not material.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

31.           EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2009, 2010 and 2011 were RMB 4,647, RMB 4,847 and RMB 5,266, respectively.

32.      SEGMENT REPORTING

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

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments, deferred tax assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and its affiliates, income tax payable, deferred tax liabilities and other non-current liabilities.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Information on the Group’s reportable segments is as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	19,342	35,024	47,519
Inter-segment sales	97,981	133,691	173,115
	117,323	168,715	220,634
Refining
External sales	95,792	159,858	189,504
Inter-segment sales	603,870	805,704	1,015,855
	699,662	965,562	1,205,359
Marketing and distribution
External sales	778,417	1,032,900	1,335,569
Inter-segment sales	2,372	3,258	5,767
	780,789	1,036,158	1,341,336
Chemicals
External sales	192,735	285,596	368,658
Inter-segment sales	21,125	35,581	45,203
	213,860	321,177	413,861
Corporate and others
External sales	229,629	363,380	522,517
Inter-segment sales	291,396	432,415	610,585
	521,025	795,795	1,133,102
Elimination of inter-segment sales	(1,016,744)	(1,410,649)	(1,850,525)
Sales of goods	1,315,915	1,876,758	2,463,767

Other operating revenues
Exploration and production	17,485	18,430	21,204
Refining	3,909	6,015	6,713
Marketing and distribution	2,302	4,540	6,290
Chemicals	4,597	6,445	6,629
Corporate and others	844	994	1,080
Other operating revenues	29,137	36,424	41,916

Sales of goods and other operating revenues	1,345,052	1,913,182	2,505,683

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	Years ended December 31,
	2009	2010	2011
Result	RMB	RMB	RMB
Operating income / (loss)
By segment
- Exploration and production	23,894	47,149	71,631
- Refining	27,504	15,851	(35,780)
- Marketing and distribution	30,300	30,760	44,696
- Chemicals	13,779	15,011	26,732
- Corporate and other	(2,205)	(2,342)	(2,640)
- Elimination	(2,603)	(1,455)	891
Total segment operating income	90,669	104,974	105,530
Income / (loss) from associates and jointly controlled entities
- Exploration and production	136	158	248
- Refining	478	557	(421)
- Marketing and distribution	690	864	1,103
- Chemicals	1,084	3,211	2,560
- Corporate and others	609	600	662
Aggregate income from associates and jointly controlled entities	2,997	5,390	4,152
Investment income / (loss)
- Exploration and production	(1)	21	—
- Refining	(8)	26	4
- Marketing and distribution	47	169	143
- Chemicals	311	20	17
- Corporate and others	25	37	4
Aggregate investment income	374	273	168
Net finance costs	(7,466)	(6,974)	(5,285)
Earnings before income tax	86,574	103,663	104,565

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	283,430	305,413	329,968
- Refining	213,212	231,106	274,507
- Marketing and distribution	153,777	190,368	231,664
- Chemicals	129,119	126,357	143,215
- Corporate and others	60,433	60,897	77,489
Total segment assets	839,971	914,141	1,056,843

Interest in associates and jointly controlled entities	32,090	43,014	45,684
Investments	2,174	2,075	1,829
Deferred tax assets	13,683	15,232	12,706
Cash and cash equivalents and time deposits with financial institutions	10,018	18,140	25,197
Other unallocated assets	1,017	3,220	2,269
Total assets	898,953	995,822	1,114,528

Liabilities
Segment liabilities
- Exploration and production	57,907	65,067	86,538
- Refining	56,277	51,554	63,753
- Marketing and distribution	50,540	76,981	83,625
- Chemicals	27,074	33,836	30,459
- Corporate and others	56,077	75,832	111,680
Total segment liabilities	247,875	303,270	376,055

Short-term debts	59,350	17,019	68,224
Income tax payable	3,034	10,754	4,054
Long-term debts	110,918	136,465	116,894
Loans from Sinopec Group Company and its affiliates	57,673	56,419	49,712
Deferred tax liabilities	9,707	15,017	15,181
Other unallocated liabilities	4,890	5,842	7,064
Total liabilities	493,447	544,786	637,184

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Capital expenditure
Exploration and production	54,272	52,680	58,749
Refining	15,468	20,015	25,767
Marketing and distribution	16,283	26,168	28,517
Chemicals	25,207	12,894	15,015
Corporate and others	1,505	1,894	2,136
	112,735	113,651	130,184
Depreciation, depletion and amortization
Exploration and production	28,177	31,515	35,455
Refining	10,334	11,355	11,519
Marketing and distribution	5,999	6,489	7,202
Chemicals	8,600	8,864	8,457
Corporate and others	936	1,030	1,183
	54,046	59,253	63,816
Impairment losses on long-lived assets
Exploration and production	1,595	3,250	2,153
Refining	396	4,902	78
Marketing and distribution	1,479	1,183	269
Chemicals	3,807	5,121	308
Corporate and others	8	21	1
	7,285	14,477	2,809

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)
33.       PRINCIPAL SUBSIDIARIES

As of December 31, 2011, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital	Percentage of equity	Principal activities

China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB 4,769	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 104	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable.  The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 12.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due.  The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

As of December 31, 2010 and 2011, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 167,500 and RMB 170,500 on an unsecured basis, at a weighted average interest rate of 2.61% and 3.63% per annum, respectively. As of December 31, 2010 and 2011, the Group’s outstanding borrowings under these facilities were RMB 6,622 and RMB 13,767 and were included in short-term debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2010
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	17,019	17,202	17,202	—	—	—
Long-term debts	136,465	157,394	4,240	46,617	76,737	29,800
Loans from Sinopec Group Company and its affiliates	56,419	57,098	19,187	312	2,039	35,560
Trade accounts payable	132,528	132,528	132,528	—	—	—
Bills payable	3,818	3,818	3,818	—	—	—
Accrued expenses and other payables	65,390	65,390	65,390	—	—	—
	411,639	433,430	242,365	46,929	78,776	65,360

	December 31, 2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	68,224	69,713	69,713	—	—	—
Long-term debts	116,894	131,551	7,291	17,943	57,842	48,475
Loans from Sinopec Group Company and its affiliates	49,712	50,346	12,584	228	1,974	35,560
Trade accounts payable	177,002	177,002	177,002	—	—	—
Bills payable	5,933	5,933	5,933	—	—	—
Accrued expenses and other payables	53,655	53,655	53,655	—	—	—
	471,420	488,200	326,178	18,171	59,816	84,035

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short term debts and obligations when they become due.

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured.  The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and its affiliates denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure

Included in short-term and long-term debts and loans from Sinopec Group Company and its affiliates of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	December 31,
Gross exposure arising from loans and borrowings	2010		2011
US Dollars	USD	501	USD	1,794
Japanese Yen	JPY	18,313	JPY	14,532
Hong Kong Dollars	HKD	12,114	HKD	12,847

A 5 percent strengthening of Renminbi against the following currencies as of December 31 would have increased net income and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for 2010.

	December 31,
	2010	2011
US Dollars	124	424
Japanese Yen	56	44
Hong Kong Dollars	400	391

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

As of December 31, 2010 and 2011, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income and retained earnings by approximately RMB 259 and RMB 271, respectively. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk.  The analysis is performed on the same basis for 2010.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined petroleum products and chemical products. The fluctuations in prices of crude oil, refined petroleum products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December, 31, 2010 and 2011, the Group had certain commodity contracts of crude oil, refined oil product and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as of December 31, 2010 and 2011 are set out in Notes 14 and 25.

As of December 31, 2010, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 229, and decrease/increase the Group’s other reserves by approximately RMB 1,066. As of December 31, 2010, it is estimated that a general increase/decrease of RMB 1,000 per tonne in relevant chemical products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 7. As of December 31, 2011, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would increase/decrease the Group’s net income and retained earnings by approximately RMB 563, and increase/decrease the Group’s other reserves by approximately RMB 450. As of December 31, 2011, it is estimated that a general increase/decrease of RMB 1,000 per tonne in relevant chemical products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 10. This sensitivity analysis has been determined assuming that the

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

change of prices was applied to the Group’s derivative financial instruments at balance sheet date with exposure to commodity price risk. The analysis was performed on the same basis for 2010.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2011, the Group’s exposure to equity price risk is the derivative embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 23(c) and (e) respectively.

As of December 31, 2010, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 218 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 108. As of December 31, 2011, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 2,159 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 1,628. The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis was performed on the same basis for 2010.

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

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets held for trading	700	1,750	—	2,450
Available-for-sale financial assets:
- Listed	52	—	—	52
Derivative financial instruments:
- Derivative financial assets	113	223	—	336
	865	1,973	—	2,838

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	340	—	340
- Other derivative financial liabilities	164	1,299	—	1,463
	164	1,639	—	1,803

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(All amounts in millions, except per share data and except otherwise stated)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	55	—	—	55
- Non-listed	—	200	—	200
Derivative financial instruments:
- Derivative financial assets	133	758	—	891
	188	958	—	1,146

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	2,680	—	2,680
- Other derivative financial liabilities	79	810	—	889
	79	3,490	—	3,569

During the years ended December 31, 2011 and 2010, there were no transfers between instruments in Level 1 and Level 2.

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

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investment in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments.  The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 3.87% to 6.14% and 4.95% to 7.05% for the years ended December 31, 2010 and 2011, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2010 and 2011:

	December 31,
	2010	2011
	RMB	RMB
Carrying amount	141,104	160,082
Fair value	139,999	146,272

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and its affiliates as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization of the Group, its existing capital structure and the terms of the borrowings.

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

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

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

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realizable values, an allowance for diminution in value of inventories is recognized.  Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.  Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs.  If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

36.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2011

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2011 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

37.       PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2011 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in millions)

In accordance with the Accounting Standards Update 2010-03, Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures, (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2008, 2009 and 2010, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are insignificant and have not been combined with the information included herein.

Table I:   Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Property cost, wells and related equipment and facilities	360,518	421,600	469,178
Supporting equipment and facilities	68,784	79,001	82,289
Uncompleted wells, equipment and facilities	46,886	30,374	37,708
Total capitalized costs	476,188	530,975	589,175
Accumulated depreciation, depletion, amortization and impairment losses	(206,416)	(239,414)	(275,348)
Net capitalized costs	269,772	291,561	313,827

Table II:   Cost incurred in oil and gas exploration and development

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Exploration	14,572	15,746	20,722
Development	50,245	47,889	51,368
Total costs incurred	64,817	63,635	72,090

Table III:   Results of operations for oil and gas producing activities

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Revenues
Sales	19,114	34,133	46,901
Transfers	97,801	133,449	172,791
	116,915	167,582	219,692
Production costs excluding taxes	(33,124)	(38,423)	(42,505)
Exploration expenses	(10,545)	(10,955)	(13,341)
Depreciation, depletion, amortization and impairment losses	(29,772)	(33,404)	(37,608)
Taxes other than income tax	(9,188)	(22,830)	(43,647)
Income before income tax	34,286	61,970	82,591
Income tax expense	(10,139)	(17,454)	(22,141)
Results of operation from producing activities	24,147	44,516	60,450

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

The results of operations for producing activities for the years ended December 31, 2009, 2010 and 2011 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2009, 2010 and 2011 are shown in the following table.

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

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	Years ended December 31,
	2009	2010	2011
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,961	2,919	2,889
Revisions of previous estimates	86	85	126
Improved recovery	131	144	72
Extensions and discoveries	69	69	82
Production	(328)	(328)	(321)
End of year	2,919	2,889	2,848

Non-controlling interest in proved developed and undeveloped reserves at the end of year	45	43	36

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

	Years ended December 31,
	2009	2010	2011
Proved developed reserves
Beginning of year	2,539	2,589	2,554
End of year	2,589	2,554	2,545
Proved undeveloped reserves
Beginning of year	422	330	335
End of year	330	335	303

Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,959	6,739	6,447
Revisions of previous estimates	52	23	(74)
Improved recovery	—	81	4
Extensions and discoveries	27	45	849
Production	(299)	(441)	(517)
End of year	6,739	6,447	6,709
Proved developed reserves
Beginning of year	1,571	1,727	4,471
End of year	1,727	4,471	4,246
Proved undeveloped reserves
Beginning of year	5,388	5,012	1,976
End of year	5,012	1,976	2,463

Table V: Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2009, 2010 and 2011 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Future cash flows	1,259,335	1,621,070	1,990,353
Future production costs	(556,320)	(749,752)	(909,528)
Future development costs	(38,262)	(46,902)	(50,934)
Future income tax expenses	(108,864)	(140,804)	(191,391)
Undiscounted future net cash flows	555,889	683,612	838,500
10% annual discount for estimated timing of cash flows	(233,298)	(279,686)	(342,261)
Standardized measure of discounted future net cash flows	322,591	403,926	496,239

Discounted future net cash flow attributable to non-controlling interests	8,282	7,032	7,949

Table VI:   Changes in the standardized measure of discounted future net cash flows

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Sales and transfers of oil and gas produced, net of production costs	(59,578)	(86,735)	(106,469)
Net changes in prices and production costs	84,041	88,765	104,795
Net change due to extensions, discoveries and improved recoveries	35,009	45,695	46,084
Revisions of previous quantity estimates	11,405	14,899	28,904
Previously estimated development costs incurred during the year	14,547	10,638	15,239
Accretion of discount	21,366	26,120	33,551
Net change in income taxes	(33,528)	(18,326)	(30,070)
Others	212	279	279
Net change for the year	73,474	81,335	92,313

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name: Chen Ge
Title: Secretary to the Board of Directors

Date: April 25, 2012