Form 20-F
period 2012-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2013-04-11
CIK 1123658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transaction period from                       to

Commission file number 1-15138

CHINA PETROLEUM & CHEMICAL CORPORATION
(Exact name of Registrant as specified in its charter)

The People’s Republic of China
(Jurisdiction of incorporation or organization)

22 Chaoyangmen North Street Chaoyang District, Beijing, 100728 The People’s Republic of China
(Address of principal executive offices)

Mr. HUANG, Wensheng 22 Chaoyangmen North Street Chaoyang District, Beijing, 100728 The People’s Republic of China Tel: +86 (10) 5996 0028 Fax: +86 (10) 5996 0386
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 100 H Shares of par value RMB1.00 per share	New York Stock Exchange, Inc.
H Shares of par value RMB1.00 per share	New York Stock Exchange, Inc.*

*   Not for trading, but only in connection with the registration of American Depository Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

H Shares, par value RMB1.00 per share	16,780,488,000
A Shares, par value RMB1.00 per share	70,039,798,886

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*

☐ Yes   ☐ No

*This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. *

☐ Yes   ☐ No

*This requirement does not apply to the registrant in respect of this filing.

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•      “Sinopec Corp.”, “we”, “our” and “us” are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

•      “Sinopec Group Company” are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

•      “Sinopec Group” are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

•      “provinces” are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

•      “RMB” are to Renminbi, the currency of the PRC;

•      “HK$” are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

•      “US$” are to US dollars, the currency of the United States of America.

Conversion Conventions

Conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources, representing the American Petroleum Institute (“API”) gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

•      “billion” are to a thousand million.

•      “BOE” are to barrels-of-oil equivalent; natural gas is converted at a ratio of 6,000 cubic feet of natural gas to one BOE.

•      “primary distillation capacity” are to the crude oil throughput capacity of a refinery’s crude oil distillation units, calculated by estimating the number of days in a year that such crude oil distillation units are expected to operate, excluding downtime for regular maintenance, and multiplying that number by the amount equal to the units’ optimal daily crude oil throughput.

•      “rated capacity” are to the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, excluding downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output or throughput, as the case may be.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars were made at the averages of middle exchange rate of Renminbi as published by State Administration of Foreign Exchange (“SAFE”).

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated, as provided by the H.10 statistical release of the U.S. Federal Reserve Board.  We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On April 5, 2013, the noon buying rate was RMB6.2005 to US$1.00.

	Noon Buying Rate(1)
Period	End	Average(2)	High	Low
	(RMB per US$1.00)

2008	6.8225	6.9193	7.2976	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October 2012	6.2372	6.2627	6.2877	6.2372
November 2012	6.2265	6.2338	6.2454	6.2221
December 2012	6.2301	6.2328	6.2502	6.2251
January 2013	6.2186	6.2215	6.2303	6.2134
February 2013	6.2213	6.2323	6.2438	6.2213
March 2013	6.2108	6.2154	6.2246	6.2105
April 2013 (through April 5, 2013)	6.2005	6.2008	6.2078	6.1962

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

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expressions are also intended to identify forward-looking statements. These forward-looking statements address, among others, such issues as:

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

These statements are based on assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3. Key Information — Risk Factors” and the following:

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.                        SELECTED FINANCIAL DATA

The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data and consolidated cash flows data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company the entire equity interest of Sinopec Qingdao Petrochemical Company Limited and certain marketing and distribution operations (collectively, the Acquired Group) in 2009; and part of interest in Angola Block 18 in 2010. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control that is accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Statement of income Data(1):
Operating revenues	1,444,291	1,345,052	1,913,182	2,505,683	2,786,045
Other income	50,857	—	—	—	—
Operating expenses	(1,456,597)	(1,254,383)	(1,808,208)	(2,400,153)	(2,687,383)
Operating income	38,551	90,669	104,974	105,530	98,662
Earnings before income tax	33,412	86,574	103,663	104,565	90,642
Tax expense	(3,618)	(19,591)	(25,681)	(26,120)	(23,846)
Net income attributable to equity shareholders of the Company	31,180	63,129	71,782	73,225	63,879
Basic earnings per share(2)	0.360	0.728	0.828	0.845	0.736
Basic earnings per ADS(2)	35.96	72.81	82.79	84.46	73.58
Diluted earnings per share(2)	0.319	0.723	0.820	0.812	0.708
Diluted earnings per ADS(2)	31.90	72.34	82.02	81.23	70.79
Cash dividends declared per share	0.145	0.160	0.190	0.230	0.300
Segment results
Exploration and production	78,649	23,894	47,149	71,631	70,054
Refining	(66,644)	27,504	15,851	(35,780)	(11,444)
Marketing and distribution	38,519	30,300	30,760	44,696	42,652
Chemicals	(12,976)	13,779	15,011	26,732	1,178
Corporate and others	(2,167)	(2,205)	(2,342)	(2,640)	(2,443)
Elimination of inter-segment sales	3,170	(2,603)	(1,455)	891	(1,335)
Operating income	38,551	90,669	104,974	105,530	98,662
Shares
Basic weighted average number of A and H shares	86,702,439,000	86,702,439,000	86,702,513,472	86,702,538,041	86,810,557,493
Diluted weighted average number of A and H shares	87,789,799,595	87,789,799,595	87,789,874,067	89,795,334,781	91,086,256,256

	As of December 31,
	2008	2009	2010	2011	2012
	(RMB in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	7,040	8,782	17,008	24,647	10,456
Total current assets	165,525	201,479	260,229	342,755	365,015
Total non-current assets	635,533	697,474	735,593	801,773	901,678
Total assets	801,058	898,953	995,822	1,144,528	1,266,693
Total current liabilities	(292,095)	(315,921)	(336,406)	(444,240)	(513,373)
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	(114,208)	(75,216)	(35,828)	(80,373)	(115,982)
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	(135,720)	(152,725)	(174,075)	(154,457)	(162,116)
Total equity attributable to equity shareholders of the Company	(330,376)	(379,515)	(419,604)	(472,328)	(510,914)
Total equity	(352,700)	(405,506)	(451,036)	(507,344)	(548,036)
Capital employed(3)	(595,588)	(624,665)	(643,931)	(717,527)	(815,678)

	Year Ended December 31
	2008	2009	2010	2011	2012
	(RMB in millions)
Statement of Cash Flow and Other Financial Data(1):
Net cash generated from operating activities	86,443	165,513	170,333	150,622	142,380
Net cash generated from/ (used in) financing activities	20,347	(46,411)	(56,294)	(2,516)	5,628
Net cash used in investing activities	(108,288)	(117,355)	(105,788)	(140,449)	(162,197)
Capital expenditure
Exploration and production	60,496	54,748	53,801	62,050	79,071
Refining	12,793	15,468	20,015	25,767	32,161
Marketing and distribution	15,160	16,996	30,829	30,387	31,723
Chemicals	22,930	27,258	18,422	16,980	23,616
Corporate and others	2,373	1,505	1,894	2,488	2,397
Total	113,752	115,975	124,961	137,672	168,968

(1)                     The acquisition of the Acquired Group in 2009, and the acquisition of 55% equity interest of Sonangol Sinopec International Limited (SSI) in 2010 from Sinopec Group Company were considered as “combination of entities under common control” and accounted in a manner similar to pooling-of-interests.  Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and results of operation of these acquired companies on a combined basis.  The considerations for these acquisitions were treated as equity transactions.

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

We consume a large amount of crude oil to produce our refined petroleum products and petrochemical products. While we try to adjust the sale prices of our products to track international crude oil price fluctuations, our ability to pass on the increased cost resulting from crude oil price increases to our customers is dependent on international and domestic market conditions as well as the PRC government’s price control over refined petroleum products. Although the current price-setting mechanism for refined petroleum products in China allows the PRC government to adjust price in the PRC market when the average international crude oil price fluctuates beyond certain levels within a certain time period, the PRC government still retains discretion as to whether or when to adjust the prices of the refined petroleum products. The PRC government generally exercises certain price control over refined petroleum products once international crude oil prices experience a sustained rise or become significantly volatile. As a result, our results of operations and financial condition may be materially and adversely affected by the fluctuation of crude oil and refined petroleum product prices.

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

We purchase a significant portion of crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world. In 2012, approximately 79.71% of the crude oil required for our refinery business was sourced from international suppliers, some of which are from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control, or OFAC of the US Department of Treasury including Iran and Sudan. In addition, our development requires us to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our material supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

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

We focus on the safety of our operation and implemented health, safety and environment management system within our company to prevent accident, and reduce personal injuries, property losses and environment pollution. We also maintain insurance coverage on our property, plant, equipment and inventory. However, our preventative measures may not be effective and our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. Losses incurred or payments required to be made by us due to operating hazards or natural disasters, which are not fully insured, may have a material adverse effect on our financial condition and results of operations.

The oil and natural gas reserves data in this annual report are only estimates, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates.

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, and in the timing of development expenditures and the projection of future rates of production. The reserve data set forth in this annual report represent third-party estimates only. Adverse changes in economic conditions may render it uneconomical to develop certain reserves. Our actual production, revenues, taxes and fees payable and development and operating expenditures with respect to our reserves may likely vary from these estimates.

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

Oilfield exploration and drilling involves numerous risks, including risks that no commercially productive crude oil or natural gas reserves can be discovered and risks of failure to acquire or retain reserves.

Our oil and gas business is currently involved in exploration activities in various regions, including in some areas where natural conditions may be challenging and where the costs of such exploration activities may be high. As a result, our oil and gas business may incur cost overruns or may be required to curtail, delay or cancel drilling operations because of many factors, including, but not limited to, the following:

•                  unexpected drilling conditions;

•                  pressure or irregularities in geological formations;

•                  equipment failures or accidents;

•                  oil well blowouts;

•                  adverse weather conditions or natural disasters;

•                  compliance with existing or enhanced environmental regulations;

•                  governmental requirements and standards; or

•                  delays in the availability of drilling rigs and delivery and maintenance of equipment.

The future production of our oil and gas business depends significantly upon our success in finding or acquiring additional reserves and retaining and developing such reserves. If our oil and gas business fails to conduct successful exploration activities or to acquire or retain assets holding proved reserves, it may not meet its production or growth targets, and its proved reserves will decline as it extracts crude oil and natural gas from the existing reservoirs, which could adversely affect our business, financial condition and results of operations.

We have been actively pursuing business opportunities outside China to supplement our domestic resources. However, there can be no assurance that we can successfully locate sufficient alternative sources of crude oil supply or at all due to the complexity of the international political, economic and other conditions. If we fail to obtain sufficient alternative sources of crude oil supply, our results of operations and financial condition may be adversely affected.

Our exploration, development and production activities and our refining and petrochemical business require substantial expenditure and investments and our plans for and ability to make such expenditures and investments are subject to various risks.

Exploring, developing and producing crude oil and natural gas fields are capital-intensive activities involving a high degree of risk. Our ability to undertake exploration, development and production activities and make the necessary capital expenditures and investments is subject to many risks, contingencies and other uncertainties, which may prevent our oil and gas business from achieving the desired results, or which may significantly increase the expenditures and investments that our oil and gas business makes, including, but not limited to, the following:

•                  ability to generate sufficient cash flows from operations to finance its expenditures, investments and other requirements, which are affected by changes in crude oil and natural gas prices and other factors;

•                  availability and terms of external financing;

•                  mix of exploration and development activities conducted on an independent basis and those conducted jointly with other partners;

•                  extent to which its ability to influence or adjust plans for exploration and development related expenditures is limited under joint operating agreements for those projects in which it has partners;

•                  government approvals required for exploration and development-related expenditures and investments in jurisdictions in which it conducts business; and

•                  economic, political and other conditions in jurisdictions in which it conducts business.

We intend to expand our exploration and production segment and, from time to time, construct new and/or revamp existing refining and petrochemical facilities, which require substantial capital expenditures and investments, there can be no assurance that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. Our inability to obtain sufficient funding for development plans could adversely affect our business, financial condition and results of operations.

Our development projects and production activities involve many uncertainties and operating risks that can prevent us from realizing profits and cause substantial losses.

Our development projects and production activities may be curtailed, delayed or cancelled for many reasons, including equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics, pressure or irregularities in geological formations, accidents, mechanical and technical difficulties and industrial action. These projects and activities, which include projects focused on non-conventional oil and gas exploration and development, will also often require the use of new and advanced technologies, which may be expensive to develop, purchase and implement, and may not function as expected. There is a risk that development projects that we undertake may not yield adequate returns. In addition, our development projects and production activities, particularly those in remote areas, could become less profitable, or unprofitable, if we experience a prolonged period of low oil or gas prices or cost overruns.

Our business may be adversely affected by actions and regulations prompted by global climate changes.

The oil and gas industry in which we operate is drawing increasing concerns about global climate change in recent years.  A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. For example, more than 190 nations are signatories to the Framework Convention on Global Climate Change, commonly known as the “Kyoto Protocol”.  The implementation of the Kyoto Protocol in a number of countries and other potential legislation limiting emissions could affect the global demand for fossil fuels. Although the first commitment period under Kyoto Protocol expired in 2012, nations who are parties to Kyoto Protocol adopted an amendment to the Kyoto Protocol (the “Doha Amendment) at a conference held in Doha, Qatar, in December 2012. Under the Doha Amendment, the second commitment period for implementation of the amended Kyoto Protocol was extended to 2020. The PRC government has also announced proposals to introduce a “carbon tax”, which may have an adverse impact on our operations. If China or other countries in which we operate or desire to operate enact legislation focused on reducing greenhouse gases, either independently or in response to the Kyoto Protocol or the Doha Amendment, it could result in substantial capital expenditure from compliance with these laws, reduced demand for our products, and revenue generation and strategic growth opportunities could also be adversely impacted.

Our overseas businesses may be adversely affected by changes of overseas government policies and business environment.

We acquired a 55% equity interest of SSI who has a 50% interest in Angola Block 18 in 2010. Since the end of civil war in 2002, the Angola government has focused on economic recovery and social development. It has made substantial progress on stability of its social and investment environment in recent years, and keeps continuity and stability on the oil production related policies. However, Angola is still one of the most undeveloped countries defined by the United Nations, and its social and investment conditions are subject to certain risks, including without limitation, the income distribution gap among nationals, a high unemployment rate, and the problem of discretionary execution of its laws and regulations. Angola entered into the Organization of the Petroleum Exporting Countries, or the OPEC, in 2006, and therefore it is also subject to the oil-output restriction imposed by the OPEC. Although Angola has a relatively complete legal system, significant uncertainties remain in the effectiveness of enforcement of judicial decisions. In addition, Angola suffers from other social issues such as significant polarization of wealth distribution and unemployment that affect the country’s overall stability.

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

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. Although nations around the world have adopted various economic policies to mediate the negative influences caused by factors such as the slowdown of world economic development and the European financial crisis, it is uncertain when and how soon the world economy can be fully recovered. Our operations may also be adversely affected by factors such as some countries’ trade protection policies which may affect the export and some regional trade agreements which may affect the import.

Our operations may be adversely affected by the cyclical nature of the market.

Most of our revenues are attributable to sales of refined petroleum products and petrochemical products, and certain of these businesses and related products have historically been cyclical and sensitive to a number of factors that are beyond our control. These factors include the availability and prices of feedstock and general economic conditions, such as changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices and availability of substitute products and changes in consumer demand. Although we are an integrated company with upstream, midstream and downstream businesses, we have limited ability to mitigate the adverse influence of the cyclicality of global markets.

We face strong competition from domestic and foreign competitors.

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside China, which have recently become more significant participants in the petroleum and petrochemical industry in China. On December 4, 2007, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products Market”, which open the wholesale market of crude oil and refined petroleum products to new market entrants. As a result, we face more competition in both crude oil and refined petroleum product markets. We also expect to face competition in both domestic and international petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. Increased competition may have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Controlling Shareholder

We engage in related party transactions with Sinopec Group from time to time which may create potential conflict of interest.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group, which provides us with a number of services, including, but not limited to, ancillary supply, engineering, maintenance, transport, lease of land use right, lease of buildings, as well as educational and community services. The nature of our transactions with Sinopec Group is governed by a number of service and other contracts between Sinopec Group and us. We have established various schemes in those agreements so that these transactions, when entered into, are under terms that are at arm’s length. However, we cannot assure you that Sinopec Group Company or any of its members would not take actions that may favor its interests or its other subsidiaries’ interests over ours.

We are controlled by Sinopec Group Company, our ultimate controlling shareholder, whose interest in certain businesses compete or are likely to compete with our business.

Sinopec Group Company has interests in certain businesses, such as oil refining, petrochemical producing and overseas exploration and development, which compete or are likely to compete, either directly or indirectly, with our businesses. To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement. For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”. Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our controlling shareholder, Sinopec Group Company may take actions that may conflict with our own interests. In 2012, we received from Sinopec Group Company an undertaking to avoid its competition with us.  For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”.

It is possible that the current or future activities of our ultimate controlling shareholder, Sinopec Group Company, or its affiliates, in or with certain countries that are the subject of economic sanctions under relevant U.S. laws could result in negative media and investor attention to us and possible imposition of sanctions on Sinopec Group Company, which could materially and adversely affect our shareholders.

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas, or LNG projects.  Sinopec Group Company’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan and Syria, which countries are targets of U.S. sanctions administered by OFAC and by the U.S. Department of State. We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions.  Similarly, we cannot predict whether U.S. sanctions will be further tightened, or the impact that such actions may have on Sinopec Group Company.  It is possible that the United States could subject Sinopec Group Company to sanctions due to these activities.  Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

Further, the Iran Sanctions Act, as amended, and other U.S. laws and Executive Orders, authorize the imposition of sanctions on companies that engage in certain activities in and with Iran, especially in Iran’s energy sector. It is possible that Sinopec Group Company or its affiliates engage in activities that are targeted for sanctions by U.S. laws. It is possible that the U.S. government would determine, and in the event that the U.S. government so determines, that Sinopec Group Company, or an entity it owns or controls, had engaged in any such activities and if the most extreme sanction, blocking, was applied to Sinopec Group Company’s property, including controlled subsidiaries, Sinopec Group Company could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

Risks Relating to the PRC

The PRC governmental authorities, from time to time, audit or inspect our ultimate controlling shareholder. We cannot predict the effect of their outcome on our reputation, our business and financial condition as well as the trading prices of our ADSs and H shares.

The PRC governmental authorities, from time to time, perform audits, inspections, inquiries or similar actions on state-owned companies, such as Sinopec Group Company, our ultimate controlling shareholder. We cannot predict the outcome of such actions of governmental authorities. If, as a result of such audits, inspections or inquiries, (i) material irregularities are found within Sinopec Group Company or us or (ii) Sinopec Group Company or we become the target of any negative publicity, there may be a material adverse effect on our reputation, our business and financial condition as well as the trading prices of our ADSs and H shares.

Government regulations may limit our activities and affect our business operations.

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined petroleum products, regulating the upper limit of the retail prices for gasoline and diesel; collecting special gain levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission; meanwhile, there could be potential changes to macroeconomic and industry policies such as further improvement of pricing mechanism of petroleum products, reforming and improvement of pricing mechanism of natural gas, and reforming in resource tax and environmental tax, which could impact our production and operations. Such control mechanisms may have material effects on our operations and profitability.

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

Some of our development plans require compliance with state policies and governmental regulation

We are currently engaged in a number of construction, renovation and expansion projects. Some of our large construction, renovation and expansion projects are subject to governmental confirmation and registration. The timing and cost of completion of these projects will depend on numerous factors, including when we can receive the required confirmation and registration from relevant PRC government authorities and the general economic condition in China. If any of our key projects required for our future growth are not confirmed or registered, or not confirmed or registered in a timely manner, our results of operations and financial condition could be adversely impacted.

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

The exchange rate of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in the PRC’s and international political and economic conditions.  On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. On June 19, 2010, the People’s Bank of China decided to further promote the reform of Renminbi exchange rate formation mechanism, and improve the flexibility of Renminbi exchange rate. Since 2005, the value of the Renminbi has appreciated significantly against the U.S. dollar. Fluctuations in the exchange rate of the Renminbi against the U.S. dollars and certain other foreign currencies may materially and adversely affect our oil and gas business, financial condition and results of operations.

Risks relating to enforcement of shareholder rights; Mandatory arbitration.

Currently, the primary sources of shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, their provisions for protection of shareholder’s rights and access to information are different from those applicable to companies incorporated in the United States, the United Kingdom and other Western countries. In addition, the mechanism for enforcement of rights under the corporate framework to which we are subject may also be relatively undeveloped and untested. To our knowledge, there has not been any published report of judicial enforcement in the PRC by H share shareholders of their rights under constituent documents of joint stock limited companies or the PRC Company Law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock limited companies. We cannot guarantee that our shareholders will enjoy protections that they may be entitled in other jurisdictions.

China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may not be assured. Our articles of association as well as the Listing Rules of the Hong Kong Stock Exchange provide that most disputes between holders of H shares and us, our directors, supervisors, officers or holders of domestic shares, arising out of the articles of association or the PRC Company Law concerning the affairs of our company, are to be resolved through arbitration by arbitration organizations in Hong Kong or the PRC, rather than through a court of law. On June 18, 1999, an arrangement was made between Hong Kong and the PRC for the mutual enforcement of arbitral awards. This new arrangement was approved by the Supreme People’s Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. We are uncertain as to the outcome of any action brought in China to enforce an arbitral award granted to shareholders.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China may prevent PCAOB from regularly evaluating our auditor’s audits and quality control procedures. The inability of PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

ITEM 4.          INFORMATION ON THE COMPANY

A.                        HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our subsidiary in the United States, SINOPEC-USA Co., Ltd., 410 Park Avenue, 6/F, New York, NY 10022, USA (telephone number: (212) 759-5085; fax number: (212) 759-6882) as our agent for service of processes for actions brought under the U.S. securities laws.

We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder at our inception. Our principal businesses consist of petroleum and petrochemical businesses transferred to us by Sinopec Group Company pursuant to a reorganization agreement.  Such businesses include:

•                  exploration for, development, production and marketing of crude oil and natural gas;

•                  refining of crude oil and marketing and distribution of refined petroleum products, including transportation, storage, trading, import and export of petroleum products; and

•                  production and sales of petrochemical products.

Sinopec Group Company’s continuing activities consist, among other things, of:

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

In order to expand our core businesses, prevent competition between us and members of Sinopec Group and reduce related party transactions, between 2001 and 2009 we have acquired Sinopec National Star Petroleum Company, Sinopec Group Maoming Petrochemical Company, Tahe Oilfield Petrochemical Factory and Xi’an Petrochemical Main Factory, certain Petrochemical and Catalyst Assets, certain Refinery Plants and certain service stations, certain Oil Production Plants, Sinopec Hainan and certain downhole operation assets, 100% equity interest of Sinopec Qingdao Petrochemical Company Limited and certain other assets relating to exploration and production, refining and marketing and distribution segments and all the assets of certain research institutes from Sinopec Group Company. We have also sold and disposed of certain auxiliary assets and chemical assets to third parties. In addition, we completed the privatization of Beijing Yanshan Petrochemical Co., Ltd. and Sinopec Zhenhai Refinery and Chemicals Co., Ltd. and the tender offers for the acquisition of publicly-held A-shares of four subsidiaries formerly listed on stock exchanges in China, namely Sinopec Qilu Petrochemical Co., Ltd., Sinopec Yangzi Petrochemical Co., Ltd., Sinopec Zhongyuan Petroleum Co., Ltd., and Shengli Oil Field Dynamic Co., Ltd. In addition, in 2007, we acquired 20 service stations and fuel business in Hong Kong from China Resources Enterprise, Ltd.

On March 3, 2010, the warrants issued by us in 2008 matured, of which 188,292 warrants had been exercised and converted into 88,774 shares, providing funding of approximately RMB1.7 million to us.

On September 30, 2010, we acquired a 55% equity interest of SSI, from Sinopec Overseas Oil & Gas Limited, a subsidiary of Sinopec Group Company, for a cash consideration of US$1.678 billion. SSI owns a 50% interest in Angola Block 18.

In 2011, we issued RMB23 billion convertible bonds which are convertible into our A shares. As of December 31, 2012, our A shares increased by 117,759,112 shares as a result of the exercise of conversion rights by some holders of our convertible bonds. As of April 5, 2013, an aggregate 117,820,273 A shares have been converted from these convertible bonds.

In 2012, we received from Sinopec Group Company an undertaking to avoid its competition with us.  For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders”.

On February 14, 2013, we completed a placing of an aggregate of 2,845,234,000 new H shares at a price of HK$8.45 per share. The net proceeds from such placing are approximately HK$23.97 billion.

On March 22, 2013, Sinopec Corporation Hongkong International Limited, a company which is incorporated in Hong Kong and a wholly-owned subsidiary of the Company (“SHI”) and Tiptop Energy Limited, a limited company incorporated in Hong Kong and a wholly-owned subsidiary of Sinopec Group Company (“Tiptop HK”) entered into a framework agreement (“Framework Agreement”), pursuant to which the parties agreed (1) to establish a joint venture company, namely Sinopec International Petroleum E&P Hongkong Overseas Limited, or JV HK as soon as possible; (2) following the establishment of JV HK, to procure JV HK (as the purchaser) to enter into the three purchase agreements with certain relevant vendors for the acquisition of (i) 5,001 Class A Shares of Caspian Investment Resources Ltd., a limited company incorporated in British Virgin Islands (“CIR”) and 50% of CIR’s total issued share capital at a price of US$1,571 million, subject to adjustments; (ii) 50% of the total issued share capital of Mansarovar Energy Colombia Ltd., a company incorporated in Bermuda (“Mansarovar”) at a price of US$428 million and the shareholder’s loan under the shareholder loan agreement dated September 18, 2006 between Mansarovar, as the borrower and Sinopec Overseas Oil & Gas Limited, a company which is incorporated in the Cayman Islands and a subsidiary of Sinopec Group Company (“SOOGL”), as the lender at a price of approximately 348 million, and (iii) 49% of the total issued share capital of Taihu Limited, a company incorporated in Republic of Syprus at a price of US$560 million and SOOGL’s certain rights of dividends under certain shareholders agreement at a price of approximately US$93 million. CIR holds a 100% interest in the Karakuduk and Arman oil fields and a 50% interest in North Bazachi, Kozhasai and Alibekmola. Mansarovar owns a 50% interest in Nare Contract Block and a 100% interest in Velasquez Contract Block; Mansarovar is also the operator of these two blocks. Taihu Limited is principally engaged in oil and gas exploration, development and production in Russia. According to Shanghai Listing Rules and the Hong Kong Listing Rules, the aforementioned transactions constitute connected transaction for the Company. For details, please refer to the announcements dated March 22, 2013 published on the website of the Stock Exchange of Shanghai (http://www.sse.com.cn) and the Stock Exchange of Hong Kong (http://www.hkex.com.hk).

On March 28, 2013, the board announced that JV HK has been duly incorporated in Hong Kong and according to the Framework Agreement, each of SHI and Tiptop HK holds 50% of the equity interest in JV HK. On March 28, 2013, SHI, Tiptop HK and JV HK entered into a shareholders agreement pursuant to which SHI has actual control over the determination of the financial and operational policy of JV HK. Therefore, JV HK is a subsidiary with its financial statements consolidated by the Company. In addition, in accordance with the Framework Agreement, on March 28, 2013, JV HK entered into the Purchase Agreements with the relevant vendors. Completion of the transactions under Purchase Agreements is subject to the fulfillment or waiver of the conditions precedent in the relevant Purchase Agreements, and the required approval from the relevant government authorities and consents from the relevant third parties. For details, please refer to the announcements dated March 28, 2013 published on the website of the Stock Exchange of Shanghai (http://www.sse.com.cn) and the Stock Exchange of Hong Kong (http://www.hkex.com.hk).

B.                        BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas across China and Africa. As of December 31, 2012, we held 194 production licenses in China, with an aggregate acreage of 20,420 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB1,000 per square kilometer.

As of December 31, 2012, we held 286 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 913, 800 square kilometers and with the maximum term of 7 years. Our exploration licenses may be renewed upon our application at least 30 days prior to the expiration date, with each renewal for a maximum two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. We are also obligated to pay an annual exploration license fee ranging from RMB100 to RMB500 per square kilometer. Under the PRC laws and regulations, however, we are entitled for reduction and exemption of exploration license fee for exploration in the western region, northeast region and offshore of China.

As of December 31, 2012, we held 2 production licenses in Africa (Anglo Block 18), with an aggregate acreage of 322.57 square kilometers. We currently do not have exploration licenses in Africa.

Properties

We currently operate 16 oil and gas production fields in China, each of which consists of many oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2012, Shengli production field produced 196 million barrels of crude oil and 17.66 billion cubic feet of natural gas, with an average daily production of 544 thousand BOE, accounting for approximately 46.49% of our total crude oil and natural gas production for the year.

As of December 31, 2012, the total acreage of our oil and gas producing fields and blocks in China was 8,709 square kilometers, including 6,026 square kilometers of developed acreage, all of which were net developed acreage; and 2,683 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2012, the total acreage of our oil and gas producing fields and blocks in Africa was 140.5 square kilometers, including 110.0 square kilometers of developed acreage, of which 30.25 square kilometers were net developed acreage; and 30.5 square kilometers of gross undeveloped acreage, of which 8.4 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2012, our estimated proved reserves of crude oil and natural gas were 3,964 million BOE (including 2,843 million barrels of crude oil and 6,730 billion cubic feet of natural gas), representing a decrease of 0.05% from 2011. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. Our domestic crude oil and natural gas reserves account for more than 95% of our total reserves in each of 2010, 2011 and 2012. Our reserve replacement ratio of crude oil and natural gas amounted to approximately 80%, 101% and 100% in 2010, 2011 and 2012, respectively.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
	(in millions of barrels)
Crude Oil Proved Reserves

Developed
China
Shengli	1,963	1,975	1,974
Others	519	518	539
Africa(1)	72	52	64
Total Developed	2,554	2,545	2,577
Undeveloped
China
Shengli	131	101	84
Others	180	175	174
Africa(1)	23	27	8
Total Undeveloped	334	303	266
Total Proved Reserves	2,888	2,848	2,843

	As of December 31,
	2010	2011	2012
	(in billions of cubic feet)
Natural Gas Proved Reserves

Developed
China
Puguang	2,804	2,590	3,605
Others	1,667	1,656	1,834
Africa(1)	—	—	—
Total Developed	4,471	4,246	5,439
Undeveloped
China
Puguang	978	978	—
Others	998	1,485	1,291
Africa(1)	—	—	—
Total Undeveloped	1,976	2,463	1,291
Total Proved Reserves	6,447	6,709	6,730

(1) In 2010, we acquired from Sinopec Group Company part of its interests in Angola Block 18. The proved reserves amount in Africa is the net reserves amount of SSI after deducting the government’s amount-sharing. We hold a 55% equity interests in SSI.

As of December 31, 2012, approximately 266 million barrels of our crude oil proved reserves and 1,291 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and Africa. This compares to 303 million barrels and 2,463 billion cubic feet of proved undeveloped reserves of crude oil and natural gas, respectively, as of December 31, 2011. During 2012, 982 new wells were drilled by us in China and 4 new wells were drilled in Africa. We converted 97 million barrels of proved undeveloped crude oil reserves and 1,189 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2012. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB16.345 billion, including RMB14.538 billion and RMB1.807 billion incurred in connection with our operations in China and Africa, respectively, in 2012.

As of December 31, 2012, we have approximately 11.65 million barrels of our crude oil proved reserves and 0.105 billion cubic feet of our natural gas proved reserves classified as proved undeveloped reserves for more than five years, due to offshore platform construction, delay on transport-channel construction and other factors. These reserves are mostly located in the Shengli, Xi’nan and Shanghai branches.

We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our Branches has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at the branches level.

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has over 30 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

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

Oil and Natural Gas Production

In 2012, we produced an average of 1,113 thousand BOE per day in China, of which approximately 75.48% was crude oil and 24.52% was natural gas. We produced an average of 59 thousand BOE per day in Africa, all of which was crude oil. The following tables set forth our average daily production of crude oil and natural gas sold for the years ended December 31, 2010, 2011 and 2012. The production of crude oil includes condensed oil.

	Year Ended December 31,
	2010	2011	2012
	(in thousands of barrels)
Average Daily Crude Oil Production
China
Shengli	532	532	536
Others	296	299	304
Africa(1)	70	50	59
Total Crude Oil Production	898	881	899

	Year Ended December 31,
	2010	2011	2012
	(in millions of cubic feet)
Average Daily Natural Gas Production
China
Puguang	401	586	732
Others	808	830	905
Africa(1)	—	—	—
Total Natural Gas Production	1,209	1,416	1,637

(1) The average daily production in Africa is the net production of SSI after deducting the government’s sharing of production. We hold 55% equity interest of SSI.

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2010, 2011 and 2012.

	Weighted Average	China	Africa(1)
		(RMB)
For the year ended December 31, 2012
Average petroleum lifting cost per BOE	110.64	111.47	92.55
Average realized sales price
Per barrel of crude oil	632.51	625.79	704.17
Per thousand cubic meters of natural gas	1,291.65	1,291.65	—
For the year ended December 31, 2011
Average petroleum lifting cost per BOE	103.86	104.89	81.64
Average realized sales price
Per barrel of crude oil	636.61	632.03	707.70
Per thousand cubic meters of natural gas	1,284.02	1,284.02	—
For the year ended December 31, 2010
Average petroleum lifting cost per BOE	94.87	97.48	54.34
Average realized sales price
Per barrel of crude oil	479.77	475.37	517.21
Per thousand cubic meters of natural gas	1,173.92	1,173.92	—

(1) The exchange rates we used for Africa data in this table was the average exchange rates for each year ended December 31, 2010, 2011 and 2012, which are RMB6.7698 to US$ 1.00, RMB 6.4588 to US$1.00, and RMB6.3125 to US$1.00, respectively.

Exploration and Development Activities

In 2012, we increased our oil and gas reserves by exploring resources in our five important exploration areas for our upstream business activities. We made remarkable progresses in our exploration of unconventional oil and gas resources. We made intensive explorations in 2012. In 2012, we made two dimensional seismic exploration of 23,436 kilometers representing an increase of 26% from 2011, three dimensional seismic exploration of 11,813 square kilometers representing an increase of 4% from 2011, and drill footage of 2,545 kilometers representing an increase of 17% from 2011. In 2012, we achieved 100% replacement ratio of oil and gas in China. For our exploration of crude oil, we expedited development activities in new areas and enhanced recovery rates in old areas.  For our exploration of natural gas, we improved our construction of production capacity in Sichuan basin, Erdos basin and Dawan Block of Puguang Gas Field. For our exploration of unconventional oil and gas resources, our project in Erdos basin which focuses on exploration of tight gas achieved its construction goal of building a one-billion-cubic-meter horizontal well. We launched our first shale gas pilot project in Fuling.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2010, 2011 and 2012.

		China
	Total	Shengli	Others	Africa
For the year ended December 31, 2012
Exploratory
Productive	329	101	228	0
Dry	682	89	593	0
Development
Productive (oil)	3,583	2,047	1,532	4
Dry (oil)	35	6	29	0
For the year ended December 31, 2011
Exploratory
Productive	321	112	209	0
Dry	504	124	380	0
Development
Productive	3,333	1,839	1,494	0
Dry	23	5	18	0
For the year ended December 31, 2010
Exploratory
Productive	319	231	88	0
Dry	390	107	283	0
Development
Productive	3,206	1,777	1,425	4
Dry	25	4	21	0

The following table sets forth the number of wells being drilled by us as of December 31, 2012, as compared to December 31, 2011:

	As of December 31,
	2011		2012
	Gross	Net	Gross	Net
China
Shengli	37	37	86	86
Others	110	110	199	199
Africa	2	1	4	1
Total Wells Drilling	149	148	289	286

The following table sets forth our number of productive wells for crude oil and natural gas as of December 31, 2012, as compared to December 31, 2011:

	As of December 31,
	2011		2012
	Gross	Net	Gross	Net
Productive Wells for Crude Oil
China
Shengli	28,465	28,465	30,082	30,082
Others	15,125	15,125	16,165	16,165
Africa	18	8	21	7
Total Productive Wells	43,608	43,598	46,268	46,254

	As of December 31,
	2011		2012
	Gross	Net	Gross	Net
Productive Wells for Natural Gas
China
Puguang	35	35	53	53
Others	3,537	3,526	3,794	3,776
Africa	0	0	0	0
Total Productive Wells	3,572	3,561	3,847	3,829

Refining

Overview

In 2012, our refinery throughputs were approximately 221 million tonnes. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
	(in million tonnes)
Gasoline	35.87	37.10	40.55
Diesel	76.09	77.17	77.39
Kerosene and Jet Fuel	12.42	13.73	15.01
Light chemical feedstock	35.00	37.38	36.33
Lubricant	1.44	1.37	1.13
Liquefied petroleum gas	9.33	9.47	9.92
Fuel oil	3.02	2.54	2.38

Gasoline and diesel are our largest revenue producing products, and are sold mostly through our marketing and distribution segment through both wholesale and retail channels. We use most of our production of chemical feedstock as feedstock for our own chemical operations. Most of our refined petroleum products were sold in China to a wide variety of industrial and agricultural customers, and a small amount are exported.

Refining Facilities

Currently we operate 34 refineries in China. As of December 31, 2012, our total primary distillation capacity of crude oil was 261 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2010, 2011 and 2012.

	As of and for the Year Ended December 31,
	2010	2011	2012
Primary distillation capacity of crude oil (million tonnes per annum)	244.70	247.10	260.90
Refinery throughputs (million tonnes per annum)	211.13	217.37	221.31

Note (1): When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

Note (2): The primary distillation capacity and refinery throughputs of joint ventures are 100% included in our statistics.

In 2012, measured by the total output from our refineries, our overall gasoline yield was 18.32%, overall diesel yield was 34.97%, overall kerosene yield was 6.78%, and overall light chemical feedstock yield was 16.42%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2010, 2011 and 2012, our overall yield for all refined petroleum products at our refineries was 94.83%, 95.09% and 95.15% , respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2012 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2012
(in million tonnes per annum)
Zhenhai	23.00
Shanghai	14.00
Maoming	18.00
Guangzhou	13.20
Jinling	18.00
Yanshan	13.50
Gaoqiao	13.00
Qilu	14.00
Qingdaolianhua	12.00
Yangzi	9.50
Hainan	8.50
Luoyang	8.00
Wuhan	8.00
Fujian	12.00
Tianjin	12.50
Changling	8.00

In 2012, our primary distillation capacity of crude oil increased by 20.0 million tonnes per annum, representing a net increase of 13.8 million tonnes per annum from 2011, which includes an increase of 16.0 million tonnes per annum in the distillation capacity of sour crude. In addition, in 2012, our hydro-refining capacity increased by 5.3 million tonnes per annum. The revamping projects for a number of refining facilities to improve refined petroleum product quality were also completed and put into operation.

Source of crude oil

In 2012, approximately 79.71% of the crude oil required for our refinery business was sourced from international suppliers.

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2012, we distributed and sold approximately 173.15 million tonnes of gasoline, diesel, jet fuel and kerosene.  Most of the refined petroleum products sold by us are produced internally. In 2012, approximately 78% of our gasoline sales volume and approximately 81% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products in the years of 2010, 2011 and 2012.

	2010	2011	2012
Total sales volume of refined petroleum products	149.23	162.32	173.15
(in million tones)
Sales volume of refined petroleum products in China	140.49	151.16	158.99
(in million tonnes)
Of which: Retail	87.63	100.24	107.85
Direct Sales	32.40	33.22	33.25
Wholesale	20.47	17.70	17.89
Average annual throughput of service stations (in tonnes per station)	2,960	3,330	3,498

	As of December 31,
	2010	2011	2012
Total number of service stations under Sinopec brand	30,116	30,121	30,836
Of which: Self-operated service stations	29,601	30,106	30,823

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2012, we sold approximately 107.85 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 67.8% of our total gasoline, diesel, jet fuel and kerosene sales volume in China. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2012, we had 13 franchised service stations that are owned and operated by third parties.

In 2012, we continued to improve our refined petroleum products retail networks through acquisition, construction and renovation of service stations, and added 717 new service stations operated by us into our retail network. We believe we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Direct Sales

In 2012, we sold approximately 33.25 million tonnes of refined petroleum products in China, including 2.1 million tonnes of gasoline, 28.9 million tonnes of diesel and 2.2 million tonnes of kerosene, through direct sales to commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

Wholesale

In 2012, we sold approximately 17.89 million tonnes of gasoline, diesel, kerosene and jet fuel through wholesale channels in China, representing approximately 11.3% of our total sales volume of gasoline, diesel, kerosene and jet fuel. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

Through our wholesale centers, we operate 399 storage facilities with a total capacity of approximately 15.2 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

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

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2012 was 9.425 million tonnes per annum. In 2012, we produced 9.452 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2012 for our principal intermediate petrochemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	9,425	9,452	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Propylene	8,650	7,948	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Gaoqiao, Anqing, Jinan, Jingmen, Wuhan, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Benzene	4,546	3,517	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO* and BASF-YPC*
Styrene	2,039	2,036	Yanshan, Qilu, Guangzhou, Maoming, SECCO* and Zhenhai
Para-xylene	4,068	4,406	Shanghai, Yangzi, Qilu, Tianjin Luoyang and Fujian*
Phenol	594	597	Yanshan and Gaoqiao

* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2012.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	5,941	6,185	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Polypropylene	5,610	5,459	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, SECCO*, Wuhan Fenghuang, Jingmen, Fujian*, Zhongsha (Tianjing)* and Zhenhai
Polyvinyl chloride	600	578	Qilu
Polystyrene	750	672	Yanshan, Qilu, Maoming, Guangzhou and SECCO*
Acrylonitrile butadiene styrene	200	142	Gaoqiao

* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2012 production, we are the largest producer of purified terephthalic acid, ethylene glycol, caprolactam and polyester in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2012 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	3,119	3,125	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	2,423	1,951	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC*, Zhongsha (Tianjing)* and Zhenhai
Acrylonitrile	550	613	Shanghai, Anqing, Qilu and SECCO*
Caprolactam	360	305	Shijiazhuang and Baling
Polyester	2,962	2,797	Shanghai, Yizheng, Tianjin and Luoyang

* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fibers

We are the largest producer of polyester and acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2012.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,283	1,044	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	289	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2012 production, we are the largest producer of SBR and cis-polybutadiene rubber and the only producer of IIR in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2012 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	315	309	Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber	430	492	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi
Styrene-butadiene-styrene thermoplastic elastomers	170	103	Yanshan and Maoming
Isobutylene isoprene rubber	45	32	Yanshan

Synthetic Ammonia and Urea

We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

The major companies of our production for chemical fertilizers for the year ended December 31, 2012 were Sinopec Anqing Company, Sinopec Baling Company and Sinopec Hubei Chemical Fertilizer Company.

Marketing and Sales of Petrochemicals

Most of our sales revenue come from China. Price and volume of petrochemical sales are primarily market driven. The southern and eastern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a geographic advantage over our competitors.

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

Chemicals

We compete with domestic and foreign chemicals producers in the chemicals market.  We believe our proximity to customers has given us significant geographical advantages. Most of our petrochemical production facilities are located in the eastern and southern regions in China, an area which has experienced higher economic growth rates in China in the past thirty years. Proximity of our production facilities to our markets has given us an advantage over our competitors in terms of easy access to our customers, resulting in lower transportation costs, more reliable delivery of products and better service to customers.

Patents and Trademarks

In 2012, we were granted 1,349 patents in China. As of December 31, 2012, we owned a total of 8,430 patents in China.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2012, we sourced a small amount of crude oil from Iran, and such amount represented 3.9% of our total refinery throughputs. In addition, we engaged in a small amount of methanol trading activities with an Iranian company with net profit of approximately $0.65 million.

Based on feedback to our inquiries to Sinopec Group Company, our controlling shareholder, Sinopec Group Company, directly or indirectly through its affiliates, engaged in a small amount of business activities in Iran such as providing engineering support and designs. Sales revenue from these business activities accounted for 0.08% of its total unaudited sales revenue. In 2012, no profits were generated from these business activities.

Since we have performance obligations under our Iran-related contracts, we are legally required to continue our performance of part of Iran related contracts in 2013.

Regulatory Matters

Overview

China’s petroleum and petrochemical industry has seen significant liberalization in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined petroleum products are still subject to regulation of many government agencies including:

National Development and Reform Commission (“NDRC”)

The NDRC is responsible for formulating and implementing key policies in respect of petroleum and petrochemical industry, including:

•                  Formulating guidance plan for annual production, import and export amount of crude oil, natural gas and gasoline nationwide based on its forecast on macro-economic conditions in China;

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

The Ministry of Commerce (“MOFCOM”)

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

Ministry of Land and Resources (“MLR”)

The MLR is responsible for issuing the licenses that are required to explore and produce crude oil and natural gas in China.

Regulation of Exploration and Production

Exploration and Production Rights

The PRC Constitution provides that all mineral and oil resources belong to the state. In 1986, the Standing Committee of the National People’s Congress passed the Mineral Resources Law which authorizes the Ministry of Land and Resources, or the MLR, to exercise administrative authority over the exploration and production of the mineral and oil resources within the PRC, including its territorial waters. The Mineral Resources Law and its supplementary regulations provide the basic legal framework under which exploration licenses and production licenses are granted. The MLR has the authority to grant exploration licenses and production licenses on a competitive bidding or other basis it considers appropriate. Applicants for these licenses must be companies approved by the State Council to engage in oil and gas exploration and production activities.  Currently, only we, PetroChina, China National Offshore Oil Corporation (CNOOC) and Yanchang Petroleum Group Ltd. have received such exploration licenses and production licenses in oil and gas industry. In addition, pursuant to the Regulation on the Administration of Geological Survey Qualifications promulgated by the State Council, which became effective from July 1, 2008, any entity engaging in geological survey activities shall obtain a geological survey qualification certificate. Oil and natural gas survey qualifications, among others, shall be examined, approved and granted by the MLR.

Applicants for exploration licenses must first submit applications to the MLR with respect to blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment and pay annual exploration license fees relating to the exploration blocks in respect of which the license is issued. The maximum term of an exploration license is 7 years. The exploration license may be renewed upon application by the holder at least 30 days prior to expiration date, with each renewal for a maximum two-year term.

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

Volume and Price of Natural Gas

The NDRC formulates the annual natural gas supply guidelines. The actual production level of natural gas (excluding the amount supplied to the fertilizer producers) is determined by the natural gas producers themselves.

On December 26, 2011, NDRC decided to implement the reform of natural gas price formation mechanism in Guangdong Province and Guangxi Autonomous Region. The purpose of such reform is to liberalize the ex-factory price of natural gas so that it is more driven by market demand, and government would only interfere with the price of natural gas pipeline transmission, which is monopolistic in nature. Such reform is proposed to be implemented in the following aspects: first of all, change the prevailing pricing method (cost plus pricing) to “net back pricing”, and decide the pricing reference point and the types of alternative energy while establishing the corelation between the prices of natural gas and alternative energies; secondly, determine the price of natural gas at city gate in each province (region and city) based on the pricing reference point and taken into considerations the major consumers of natural gas resources and pipeline transmission costs; thirdly, adjust the price of natural gas at city gate in a dynamic fashion, for instance, adjust the price annually based on the changes of alternative energy prices and gradually transit the frequency into semiannually or quarterly in the future; lastly, implement market-oriented pricing mechanism for the pricing of unconventional natural gas such as shale gas, coal bed methane and coal-to-gas.

Regulation of Refining and Marketing of Refined Petroleum Products

Volume and Price Controls on Gasoline, Diesel and Jet Fuels

The PRC government continues to exercise control over the prices of gasoline, diesel and jet fuels.

According to the Notice on Implementing Reforms on Prices of Refined Products and Tax promulgated by the State Council on December 18, 2008 and the Measures for Administration of Petroleum Products Price (Trial) issued by the NDRC on May 7, 2009, the sale prices for refined petroleum products in the PRC market shall be adjusted with reference to international crude oil price fluctuations, subject to governmental control. The NDRC will set maximum retail price and the provincial price bureaus have the authority to set maximum whole sale prices for gasoline and diesel . As a principle, maximum retail price for gasoline and diesel in the Chinese market shall be decided with reference to the international crude oil price plus the average domestic processing costs, tax levies, reasonable sales and marketing expenses and appropriate profit. The refined petroleum products price in the PRC market may be adjusted when the moving average price of international crude oil price fluctuates beyond 4% within a period of 22 consecutive business days. If the international crude oil prices experience sustained increase or radical fluctuation, the price of refined petroleum products, including gasoline and diesel products, will be controlled by the government to reduce the oil price fluctuation impact upon the PRC market. In addition, the ex-factory price of the jet fuel (standard product) will be determined by the buyers and the sellers, subject to a limit of no more than the delivered-duty-paid Chinese main port price from Singapore market. The National Development and Reform Commission (NDRC) will regularly release the delivered-duty-paid Chinese main port price for jet fuels from Singapore market

Regulation of Crude Oil and Refined Petroleum Products Market

On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products Market” to open the wholesale market of crude oil and refined petroleum products to new market entrants, respectively. Foreign enterprises’ rapid entrance into Chinese petroleum and chemical products markets will change the current market status for petroleum and chemical products.

On March 26, 2012, the NDRC announced adjustments to the existing refined oil pricing mechanism, which include, among other things, (i) shortening of  price reference period from 22 working days to 10 working days; (ii) lifting the 4% downward and upward fluctuation cap on benchmark crude oil prices; (iii) adjusting the composition of domestic benchmark crude oil types in response to changes of types of imported crude oil and crude oil trading in the overseas market. In the cases of changes such as significant increase in domestic prices or significant fluctuations of crude oil price,  NDRC may issue additional procedural guidelines, such as implementing ad hoc suspension or delay of price adjustment upon the approval by the State Council.

Investment

Under the State Council’s Decision on Investment System Reform, investments without the use of government funds are only subject to a licensing system or a registration system, as the case may be. Under the current system, only significant projects and the projects of restrictive nature are subject to approval so as to maintain social and public interests, and all other projects of any investment scale are only subject to a registration system.

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

Effective from January 1, 2009, China has adjusted the consumption tax rates of the refined oil and other refined products under the country’s refined oil tax reform plan.

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

Effective from November 1, 2011, The Ministry of Finance increased the threshold of the special oil income levy to US$55 per barrel, and a five-level progressive rate will still be applicable to special oil income levy collection based on the sale prices, which is calculated and paid monthly.

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

RMB1 per liter for gasoline, naphtha, solvent oil and lubricant; RMB0.8 per liter for diesel, jet fuel and fuel oil. The consumption tax for naphtha for the production of ethylene and aromatic hydrocarbon will be taxed first but refunded later. The consumption tax for naphtha which is produced internally for the production of ethylene and aromatic hydrocarbon and listed in direct supply scheme of State Administration of Taxation will be exempted. Consumption tax on jet fuel is currently exempted.

Import tariff	CIF China price

5% for gasoline, 6% for diesel, 9% for jet kerosene and 6% for fuel oil. Beginning on July 1, 2011, the applicable tax rates for gasoline, fuel oil, diesel and jet kerosene are 1%, 1%, 0% and 0%, respectively.

Resource tax	Aggregate volume sold or self-consumed	Effective from November 1, 2011, for domestic production of crude oil and natural gas, the applicable tax rate is 5% of the sales revenue, exemption or deduction may apply if qualified.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	1%

Exploration license fee	Area	RMB100 to RMB500 per square kilometer per annum.

Production license fee	Area	RMB1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education Surcharge and local education surcharge	Total amount of value-added tax, consumption tax and business tax	3% and 2%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$55 per barrel.	Progressive rate of 20% to 40% for revenues derived from crude oil with realized price in excess of US$55 per barrel.

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

C.        ORGANIZATIONAL STRUCTURE

For a description of our relationship with Sinopec Group Company, see “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions.” For a description of our significant subsidiaries, see Note 33 to our consolidated financial statements.

D.        PROPERTY, PLANT AND EQUIPMENT

We own substantially all of our properties, plants and equipment relating to our business activities.  We hold production licenses covering all of our interests in our developed and undeveloped crude oil and natural gas fields and productive wells.  See “Item 4. Information on the Company — B. Business Overview” for description of our property, plant and equipment.

Environmental Matters

We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. For example, national regulations promulgated by the central government set discharge standards for emissions into air and water. They also set forth schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental increase of the amount of discharge up to a certain level. Above a certain level, the central regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government’s approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations. In addition, we have incurred capital expenditure specifically in compliance with the various environmental protection objectives set by the PRC government for the petroleum and chemical industry, to promote energy saving and environmental protection in China.

Each of our production subsidiaries has implemented policies to control its pollutant emissions and discharge and to oversee compliance with the PRC environmental regulations. In January 2013, we integrated our environmental protection functions such as low-carbon development strategy and energy-saving mission by setting up a new department named Energy Management and Environmental Protection Department. The main functions of this new department are environmental management functions such as energy saving, emission reduction, environmental protection, water saving, comprehensive utilization of resources and clean production. Our previous Central Safety and Environmental Compliance Department was renamed as Safety Supervision Bureau.

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

Our environmental protection expenditures were approximately RMB3.9 billion in 2010, RMB4.2 billion in 2011 and RMB4.8 billion in 2012.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (“SPI Fund”), approximately RMB618.1 billion of coverage on our property and plants and approximately RMB100.4 billion of coverage on our inventory. In 2012, we paid an insurance premium of approximately RMB2.5 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

The insurance coverage under SPI Fund applies to all domestic enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of a major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

Pursuant to an approval of the Ministry of Finance, Sinopec Group Company entered into an agreement with China People’s Insurance Company on January 29, 2002 to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB4.0 billion and a maximum of RMB2.36 billion per occurrence.

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

In 2009, we acquired Sinopec Qingdao Petrochemical Company Limited, eight refined petroleum pipelines and SSI. As we and these newly acquired entities are under the common control of Sinopec Group Company, our acquisitions of such entities are reflected in our consolidated financial statements as “combination of entities under the common control” that is accounted for in a manner similar to a pooling-of-interests.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2010, 2011 and 2012.

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

Impairment losses recognized for each of the three years ended December 31, 2010, 2011 and 2012 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2010	2011	2012
	(RMB in millions)
Exploration and production	3,250	2,153	1,006
Refining	4,902	78	—
Marketing and distribution	1,183	269	8
Chemicals	5,121	308	—
Corporate and others	21	1	—
Total	14,477	2,809	1,014

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no changes to the estimated useful lives and residual values during each of the three years ended December 31, 2010, 2011 and 2012.

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

	Year ended December 31,
	2010	2011	2012
	(RMB in millions)
Balance as of January 1	1,921	1,322	1,012
Impairment losses recognized for the year	48	51	44
Reversal of impairment losses	(130)	(124)	(155)
Written off	(517)	(237)	(202)
Balance as of December 31	1,322	1,012	699

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

	Year ended December 31,
	2010	2011	2012
	(RMB in millions)
Balance as of January 1	1,038	1,091	1,382
Allowance for the year	1,087	3,264	7,419
Reversal of allowance on disposal	(77)	(122)	(378)
Written off	(957)	(2,851)	(7,943)
Other increase	—	—	11
Balance as of December 31	1,091	1,382	491

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

B.        CONSOLIDATED RESULTS OF OPERATIONS

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, our total operating revenues were RMB2,786.0 billion, representing an increase of 11.2% over 2011.  Our operating income was RMB98.7 billion, representing a decrease of 6.5% over 2011.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2011 and 2012.

	Year Ended December 31,		Rate of Change from
	2012	2011	2011 to 2012
	(RMB in millions)%
Operating revenues	2,786,045	2,505,683	11.2
Sales of goods	2,733,618	2,463,767	11.0
Other operating revenues	52,427	41,916	25.1
Operating expenses	(2,687,383)	(2,400,153)	12.0
Purchased crude oil, products and operating supplies and expenses	(2,301,199)	(2,027,646)	13.5
Selling, general and administrative expenses	(61,174)	(58,960)	3.8
Depreciation, depletion and amortization	(70,456)	(63,816)	10.4
Exploration expenses, including dry holes	(15,533)	(13,341)	16.4
Personnel expenses	(51,767)	(45,428)	14.0
Taxes other than income tax	(188,483)	(189,949)	(0.8)
Other operating income/(expenses), net	1,229	(1,013)	—
Operating income	98,662	105,530	(6.5)
Net finance costs	(9,881)	(5,285)	87.0
Investment income and income from associates and jointly controlled entities	1,861	4,320	(56.9)
Earnings before income tax	90,642	104,565	(13.3)
Tax expense	(23,846)	(26,120)	(8.7)
Net income	66,796	78,445	(14.8)
Attributable to:
Equity shareholders of the Company	63,879	73,225	(12.8)
Non-controlling interests	2,917	5,220	(44.1)

Operating revenues

In 2012, our sales of goods were RMB2,733.6 billion, representing an increase of 11.0% over 2011. This was mainly due to the active expansion of the markets and its increased sales volume and higher prices of oil products.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2011 to 2012 for our major products:

	Average Realized Price				Rate of Change from 2011 to	Sales Volume				Rate of Change from 2011 to
	2012		2011		2012	2012		2011		2012
	(RMB)				(%)					(%)

Crude Oil	4,579	(1)	4,621	(1)	(0.9)	6,221	(2)	5,581	(2)	11.5
Natural Gas	1,281	(3)	1,274	(3)	0.5	14,431	(4)	12,310	(4)	17.2
Gasoline	8,615	(1)	8,403	(1)	2.5	53,488	(2)	47,494	(2)	12.6
Diesel	7,219	(1)	7,075	(1)	2.0	99,864	(2)	97,897	(2)	2.0
Kerosene	6,416	(1)	6,193	(1)	3.6	18,760	(2)	16,570	(2)	13.2
Basic chemical feedstock	6,740	(1)	6,915	(1)	(2.5)	23,387	(2)	20,944	(2)	11.7
Synthetic Fiber Monomer and Polymer	8,238	(1)	9,880	(1)	(16.6)	6,943	(2)	6,585	(2)	5.4
Synthetic Resin	9,181	(1)	9,841	(1)	(6.7)	10,503	(2)	10,518	(2)	(0.1)
Synthetic Fiber	10,790	(1)	13,301	(1)	(18.9)	1,458	(2)	1,496	(2)	(2.5)
Synthetic Rubber	17,564	(1)	22,215	(1)	(20.9)	1,287	(2)	1,220	(2)	5.5
Chemical fertilizer	2,052	(1)	2,186	(1)	(6.1)	1,193	(2)	951	(2)	25.4

(1)         per tonne

(2)         thousand tonnes

(3)         per thousand cubic meters

(4)         million cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced internally were used for refining and chemical production and the remaining were sold to other customers. In 2012, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB53.7 billion, representing an increase of 13.1% over 2011, and accounted for 1.9% of our operating revenues. The change was mainly due to the increase in the sales volume of crude oil, natural gas and other upstream products.

Sales of refined petroleum products

In 2012, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB1,647.0 billion, accounting for 59.1% of our operating revenues and representing an increase of 8.0% over 2011. The increase was mainly because of the increase of sales volume and prices for these products. The sales revenue of gasoline, diesel and kerosene was RMB1,302.0 billion, accounting for 79.1% of the total revenue of petroleum products and representing an increase of 9.0% over 2011. Sales revenue of other refined petroleum products was RMB345.0 billion, accounting for 20.9% of the total revenue of petroleum products and representing an increase of 4.3% over 2011.

Sales of chemical products

Our external sales revenue of chemical products was RMB356.2 billion, accounting for 12.8% of our operating revenues and representing a decrease of 3.4% over 2011. This was mainly attributable to the decrease of prices for chemical products as a result of overall market conditions.

Revenue from corporate and others segment

In 2012, our corporate and others segment realized sales revenue of RMB677.9 billion, accounting for 24.2% of our operating revenue and representing an increase of 29.5% over 2011. This was mainly attributable to expanded sales volume, imports and exports of crude oil and refined petroleum products.

Operating expenses

In 2012, our operating expenses were RMB2,687.4 billion, representing an increase of 12.0% over 2011, among which:

Purchased crude oil, products and operating supplies and expenses were RMB2,301.2 billion, representing an increase of 13.5% over 2011, accounting for 85.6% of the total operating expenses, of which:

•                  crude oil purchase expenses were RMB880.7 billion, representing an increase of 5.0% over 2011. In 2012, the total throughput of crude oil that was purchased externally was 168.61 million tonnes (excluding the amount processed for third parties), representing an increase of 1.1% over 2011; the average unit processing cost for crude oil purchased externally was RMB5,223 per tonne, representing an increase of 3.9% over 2011; and

•                  other purchasing expenses were RMB1,420.5 billion, representing an increase of 19.5% over 2011. This was mainly due to the expansion of our trading activities, as well as the increased prices of refined oil and other products.

Selling, general and administrative expenses totaled RMB61.2 billion, representing an increase of 3.8% over 2011. This was mainly attributable to the expansion of our sales, increase in labor costs and increase in sales expenses such as agency fees and selling and transportation expenses.

Depreciation, depletion and amortization was RMB70.5 billion, representing an increase of 10.4% over 2011. This was mainly due to the increase of depreciation resulting from our continuous capital expenditure on property, plant and equipment.

Exploration expenses, including dry holes were RMB15.5 billion, representing an increase of 16.4% over 2011, reflecting our enhanced exploration activities in Erdos, Sichuan Basin and Jungar regions, as well as our investment in unconventional oil and gas exploration.

Personnel expenses were RMB51.8 billion, representing an increase of RMB6.3 billion, or 14.0%, over 2011 , or an increase of 5.0% over 2011 excluding adjustments made to salary-based surcharges and insurance contribution basis according to relevant regulations, implementation of employee vacation and recuperation system, housing subsidy and annuity for employees. This is largely because of the improvement of compensation system and moderate increase of wages and salaries of our employees, in particular direct labor in the production lines.

Taxes other than income tax were RMB188.5 billion, representing a decrease of 0.8% over 2011. This was mainly due to the decrease of special oil income levy by RMB8.3 billion over 2011 resulting from the increase of special oil income levy threshold as of November 1, 2011, partially offset by the increase of resources tax of RMB4.4 billion attributable to collection of resource tax on ad valorem effective as of November 1, 2011.

Other operating income/(expenses), net were RMB2.2 billion less than that for 2011.

Operating income

In 2012, our operating income was RMB98.7 billion, representing a decrease of 6.5% over 2011.

Net finance costs

In 2012, our net finance costs were RMB9.9 billion, representing an increase of 87.0% over 2011.  This increase in finance costs was mainly attributable to (i) increase of net interest expenses of RMB2.0 billion due to increase of our interest-bearing debts by RMB43.3 billion, offset by a decrease of 0.2 percentage points in our overall financing costs because of our expansion of low-cost U.S. dollars denominated financing and timely issuance of super short financing instruments and corporate bonds; (ii) decrease of foreign exchange gain of RMB1.0 billion due to slower appreciation of Renminbi; and (iii) increase of RMB1.3 billion in the loss arising from the change in fair value of our issued H shares and debts convertible to A shares at period end.

Earnings before income tax

In 2012, our earnings before income tax were RMB90.6 billion, representing a decrease of 13.3% over 2011.

Tax expense

In 2012, we recognized income tax expense of RMB23.8 billion, representing a decrease of RMB2.3 billion over 2011.

Net income attributable to non-controlling interests

In 2012, our net income attributable to non-controlling interests was RMB2.9 billion, representing a decrease of RMB2.3 billion over 2011.

Net income attributable to equity shareholders of the Company

                                                In 2012, our net income attributable to our equity shareholders was RMB63.9 billion, representing a decrease of 12.8% over 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, our total operating revenues were RMB2,505.7 billion, representing an increase of 31.0% over 2010. Our operating income was RMB105.5 billion, representing an increase of 0.5% over 2010. The increase in our operating revenues was primarily due to increased demand for refined and petrochemical products as a result of sustained economic growth in China, continued expansion of our operations, and rise of the prices for crude oil, refined petroleum products and petrochemical products.  We have also expanded our market share and realized good operating result by leveraging our strength in business scale and integration, making efforts to develop markets, enhancing marketing and services quality and increasing our market share.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2010 and 2011.

	Year Ended December 31,		Rate of Change from
	2011	2010	2010 to 2011
	(RMB in millions)%
Operating revenues	2,505,683	1,913,182	31.0
Sales of goods	2,463,767	1,876,758	31.3
Other operating revenues	41,916	36,424	15.1
Operating expenses	(2,400,153)	(1,808,208)	32.7
Purchased crude oil, products and operating supplies and expenses	(2,027,646)	(1,477,126)	37.3
Selling, general and administrative expenses	(58,960)	(51,048)	15.5
Depreciation, depletion and amortization	(63,816)	(59,253)	7.7
Exploration expenses, including dry holes	(13,341)	(10,955)	21.8
Personnel expenses	(45,428)	(39,030)	16.4
Taxes other than income tax	(189,949)	(157,189)	20.8
Other operating expenses, net	(1,013)	(13,607)	(92.6)
Operating income	105,530	104,974	0.5
Net finance costs	(5,285)	(6,974)	(24.2)
Investment income and income from associates and jointly controlled entities	4,320	5,663	(23.7)
Earnings before income tax	104,565	103,663	0.9
Tax expense	(26,120)	(25,681)	1.7
Net income	78,445	77,982	0.6
Attributable to:
Equity shareholders of the Company	73,225	71,782	2.0
Non-controlling interests	5,220	6,200	(15.8)

Operating revenues

In 2011, our operating revenues were RMB2,505.7 billion, representing an increase of 31.0% over 2010. This was mainly due to our proactive efforts to develop market and expand sales volume of products, as well as rise of the prices for crude oil, natural gas, refined oil and petrochemical products.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2010 to 2011 for our major products:

	Average Realized Price				Rate of Change from 2010 to	Sales Volume				Rate of Change from 2010 to
	2011		2010		2011	2011		2010		2011
	(RMB)				(%)					(%)

Crude Oil	4,621	(1)	3,349	(1)	38.0	5,581	(2)	5,554	(2)	0.5
Natural Gas	1,274	(3)	1,155	(3)	10.3	12,310	(4)	9,951	(4)	23.7
Gasoline	8,403	(1)	7,297	(1)	15.2	47,494	(2)	43,467	(2)	9.3
Diesel	7,075	(1)	5,992	(1)	18.1	97,897	(2)	90,827	(2)	7.8
Kerosene	6,193	(1)	4,758	(1)	30.2	16,570	(2)	14,758	(2)	12.3
Basic chemical feedstock	6,915	(1)	5,598	(1)	23.5	20,944	(2)	17,821	(2)	17.5
Synthetic Fiber Monomer and Polymer	9,880	(1)	8,211	(1)	20.3	6,585	(2)	5,772	(2)	14.1
Synthetic Resin	9,841	(1)	9,243	(1)	6.5	10,518	(2)	9,871	(2)	6.6
Synthetic Fiber	13,301	(1)	11,644	(1)	14.2	1,496	(2)	1,512	(2)	(1.1)
Synthetic Rubber	22,215	(1)	16,436	(1)	35.2	1,220	(2)	1,222	(2)	(0.2)
Chemical fertilizer	2,186	(1)	1,641	(1)	33.2	951	(2)	1,299	(2)	(26.8)

(1)         per tonne

(2)         thousand tonnes

(3)         per thousand cubic meters

(4)         million cubic meters

Sales of crude oil and natural gas

Most of crude oil and a small portion of natural gas we produced internally were used for refining and chemical production and the remaining were sold to other customers. In 2011, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB47.5 billion, representing an increase of 35.7% over 2010. The change was mainly due to the increase in the sales volume and prices of crude oil and natural gas.

Sales of refined petroleum products

In 2011, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB1,525.1 billion, accounting for 60.9% of our operating revenues and representing an increase of 27.9% over 2010. The increase was mainly because we took advantage of the increase of prices for refined oil and other refined petroleum products to enlarge our sales volume of these products. The sales revenue of gasoline, diesel and kerosene was RMB1,194.4 billion, accounting for 78.3% of the total revenue of petroleum products and representing an increase of 28.2% over 2010. Sales revenue of other refined petroleum products was RMB330.7 billion, accounting for 21.7% of the total revenue of petroleum products and representing an increase of 26.6% over 2010.

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

Operating expenses

In 2011, our operating expenses were RMB2,400.2 billion, representing an increase of 32.7% over 2010, among which:

Purchased crude oil, products and operating supplies and expenses were RMB2,027.6 billion, representing an increase of 37.3% over 2010, accounting for 84.5% of the total operating expenses, of which:

•                  crude oil purchase expenses were RMB839.0 billion, representing an increase of 38.4% over 2010. In 2011, the total throughput of crude oil that was purchased externally was 166.85 million tonnes (excluding the amount processed for third parties), representing an increase of 7.6% over 2010; the average unit processing cost for crude oil purchased externally was RMB5,029 per tonne, representing an increase of 28.7% over 2010; and

•                  other purchasing expenses were RMB1,188.6 billion, representing an increase of 36.4% over 2010. This was mainly due to the increase in the costs of refined oils, chemical feedstock and other products, as well as the rising costs of purchases by affiliated trading companies.

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

Exploration expenses, including dry holes were RMB13.3 billion, representing an increase of 21.8% over 2010, reflecting our enhanced exploration activities in Yuanba and Erdos regions, as well as our investment in unconventional oil and gas exploration.

Personnel expenses were RMB45.4 billion, representing an increase of RMB6.4 billion over 2010 and representing 1.9% of the total operating expenses, or an increase of 16.4% over 2010. This is largely because of the increase of wages and salaries of direct labor of production lines.

Taxes other than income tax were RMB189.9 billion, representing an increase of 20.8% compared with 2010. This was mainly due to the increase of special oil income levy by RMB17.8 billion over 2010 resulting from the increased crude oil price, and the increase of the consumption tax, urban construction tax and educational surcharge by RMB12.9 billion over 2010 resulting from the increased of sales volume.

Other operating expenses, net were RMB1.0 billion, representing a decrease of 92.6% over 2010, which was mainly due to the decrease of long-lived asset impairment losses.

Operating income

In 2011, our operating income was RMB105.5 billion, representing an increase of 0.5% over 2010.

Net finance costs

In 2011, our net finance costs were RMB5.3 billion, representing a decrease of 24.2% over 2010.  This decrease in finance costs was mainly due to unrealized gain arising from the change in fair value of the embedded derivative component of our issued convertible bonds at period end; our continuing efforts in centralizing our capital management, optimizing the financing structure and increasing the scale of US dollars denominated financing, by which we realized foreign exchange gains of RMB600 million over 2010 and offset by our increase of net interests payment of RMB300 million over 2010 driven by our increased scale of indebtedness.

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

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2010	2011	2012	2011	2012	2011	2012
	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production
External sales(1)	53	69	82	1.6	1.7	2.7	3.0
Inter-segment sales	134	173	175	4.0	3.7
Total operating revenue	187	242	257	5.6	5.4
Refining
External sales(1)	166	196	200	4.5	4.2	7.8	7.2
Inter-segment sales	806	1,016	1,071	23.3	22.7
Total operating revenue	972	1,212	1,271	27.8	26.9
Marketing and distribution
External sales(1)	1,038	1,342	1,462	30.8	31.0	53.6	52.5
Inter-segment sales	3	6	10	0.1	0.2
Total operating revenue	1,041	1,348	1,472	30.9	31.2
Chemicals
External sales(1)	292	375	364	8.6	7.7	15.0	13.1
Inter-segment sales	36	45	48	1.0	1.0
Total operating revenue	328	420	412	9.6	8.7
Corporate and others
External sales(1)	364	524	678	12.0	14.4	20.9	24.2
Inter-segment sales	433	611	635	14.1	13.4
Total operating revenue	797	1,135	1,313	26.1	27.8
Total operating revenue before inter-segment eliminations	3,325	4,357	4,725	100.0	100.0
Elimination of inter-segment sales	(1,412)	(1,851)	(1,939)
Consolidated operating revenues	1,913	2,506	2,786			100.0	100.0

(1)  include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the rate of changes from 2011 to 2012.

	Year Ended December 31,			Rate of Change from 2011
	2010	2011	2012	to 2012
	(RMB in billions)			(%)
Exploration and production
Total operating revenues	187	242	257	6.3
Total operating expenses	(140)	(170)	(187)	9.9
Total operating income	47	72	70	(2.2)
Refining
Total operating revenues	972	1,212	1,271	4.9
Total operating expenses	(956)	(1,248)	(1,282)	2.8
Total operating income/(loss)	16	(36)	(11)	(68.0)
Marketing and distribution
Total operating revenues	1,041	1,348	1,472	9.2
Total operating expenses	(1,010)	(1,303)	(1,429)	9.7
Total operating income	31	45	43	(4.6)
Chemicals
Total operating revenues	328	420	412	(2.0)
Total operating expenses	(313)	(394)	(411)	4.3
Total operating income	15	26	1	(95.6)
Corporate and others
Total operating revenues	797	1,134	1,313	15.8
Total operating expenses	(799)	(1,137)	(1,315)	15.7
Total operating loss	(2)	(3)	(2)	(7.5)
Elimination of inter-segment income (loss)	(1)	1	(1)

Exploration and Production Segment

Most of the crude oil and a portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenues of this segment were RMB257.2 billion, representing an increase of 6.3% over 2011. This is mainly attributable to the increased sales volume of crude oil and natural gas, of 1.07 million tonnes and 2.1 billion cubic meters, respectively.

The segment sold 44.06 million tonnes of crude oil and 15.1 billion cubic meters of natural gas in 2012, representing an increase of 2.5% and an increase of 16.3% over 2011, respectively. The average realized price of crude oil and natural gas were RMB4,491 per tonne and RMB1,292 per thousand cubic meters, respectively, representing a decrease of 0.8% and an increase of 0.6%, respectively, over 2011.

In 2012, the operating expenses of this segment were RMB187.1 billion, representing an increase of 9.9% over 2011. This was mainly due to:

•                  The expense of depreciation, depletion and amortization increased by RMB3.8 billion over 2011. This was mainly due to the increased depreciation and depletion resulting from the oil and gas assets invested;

•                  The exploration expenses increased by RMB2.2 billion over 2011, reflecting our enhanced exploration activities in Erdos, Sichuan Basin and Jungar regions, as well as our investment in unconventional oil and gas exploration.;

•                  The personnel expenses increased by RMB2.7 billion over 2011; and

•                  Other operating expenses increased by RMB7.7 billion over 2011 due to the increase of selling costs of raw materials along with the increase of their selling revenue.

The lifting cost for oil and gas was RMB786 per tonne in 2012, representing an increase of 6.4% over 2011. This was primarily due to the increases in the price of raw materials, fuels and power and an increase of labor expense, and the increased expenses for improving oil fields injection-production system.

In 2012, the operating income of this segment was RMB70.1 billion, representing a decrease of 2.2% over 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, the operating revenues of this segment were RMB241.8 billion, representing an increase of 29.2% over 2010. This is mainly attributable to the increase in the selling price of crude oil and natural gas, and the increase in the sales volume of natural gas.

The segment sold 43.0 million tonnes of crude oil and 12.99 billion cubic meters of natural gas in 2011, representing a decrease of 2.0% and an increase of 17.5% over 2010, respectively. The average realized price of crude oil and natural gas were RMB4,526 per tonne and RMB1,284 per thousand cubic meters respectively, representing an increase of 32.9% and an increase of 9.4%, respectively, over 2010.

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

•                  The exploration expenses increased by RMB2.4 billion over 2010, reflecting our enhanced exploration activities in Yuanba and Erdos regions and our enhanced exploration of unconventional oil and gas resources; and

•                  Other operating expenses increased by RMB2.7 billion over 2010 due to the increase of selling costs of raw materials along with the increase of their selling revenue.

The lifting cost for oil and gas was RMB738 per tonne in 2011, representing an increase of 9.5% over 2010. This was primarily due to the increases in the price of raw materials, fuels and power purchased externally and an increase of labor expense, and the increased expenses for improving oil fields injection-production system.

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

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenues of this segment were RMB1,270.9 billion, representing an increase of 4.9% over 2011. This was mainly attributable to the increase in prices and sales volumes of the refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2012 and 2011, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Rate of change from 2011 to	Average realized prices		Rate of change from
	2012	2011	2012	2012	2011	2011 to 2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	38,473	35,173	9.4	7,957	7,629	4.3
Diesel	72,883	74,338	(2.0)	6,682	6,421	4.1
Kerosene	10,262	9,538	7.6	6,379	6,038	5.6
Chemical feedstock	34,431	35,783	(3.8)	5,983	5,774	3.6
Other refined petroleum products	46,932	45,187	3.9	4,267	4,325	(1.3)

In 2012, our sales revenues of gasoline were RMB306.1 billion, representing an increase of 14.1% over 2011; the sales revenues of diesel were RMB487.0 billion, representing an increase of 2.0% over 2011; the sales revenues of kerosene were RMB65.5 billion, representing an increase of 13.7% over 2011; the sales revenues of chemical feedstock were RMB206.0 billion, representing a decrease of 0.3% over 2011; and the sales revenues of other refined petroleum products were RMB200.3 billion, representing an increase of 2.5% over 2011.

The segment’s operating expenses were RMB1,282.4 billion in 2012, representing an increase of 2.8% over 2011, which is mainly attributable to the increase of refining feedstock sales price and processing volume.

In 2012, the average unit cost of refining feedstock processed was RMB5,146 per tonne, representing an increase of 3.4% over 2011. Refining throughput were 212.10 million tonnes (excluding the volume processed for third parties), representing an increase of 0.9% over 2011. In 2012, the total costs of refining feedstock processed were RMB1,091.4 billion, representing an increase of 4.3% over 2011.

The refining margin was RMB156.5 per tonne in 2012, representing an increase of RMB121.8 per tonne over 2011. This was primarily because China timely adjusted the prices of refined oil based on the trends of the prices of crude oil and gradually improved the pricing mechanism for refined oil. In addition, this segment actively adjusted the structure of product offerings and expanded sales volume of high value added products.

In 2012, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the refinery throughput) was RMB157.5 per tonne, representing an increase of RMB8 per tonne over 2011. This was mainly due to the increase in external purchase prices of supporting materials, power and fuels.

The segment’s operating loss was RMB11.4 billion in 2012, representing a decrease of RMB24.3 billion from 2011.

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

	Sales volume		Rate of change from 2010 to	Average realized prices		Rate of change from
	2011	2010	2011	2011	2010	2010 to 2011
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	35,173	32,699	7.6	7,629	6,581	15.9
Diesel	74,338	69,535	6.9	6,421	5,554	15.6
Kerosene	9,358	8,684	7.8	6,038	4,595	31.4
Chemical feedstock	35,783	34,260	4.4	5,774	4,574	26.2
Other refined petroleum products	45,187	41,734	8.3	4,325	4,014	7.7

In 2011, our sales revenues of gasoline were RMB268.4 billion, representing an increase of 24.7% over 2010; the sales revenues of diesel were RMB477.4 billion, representing an increase of 23.6% over 2010; the sales revenues of kerosene were RMB57.6 billion, representing an increase of 44.3% over 2010; the sales revenues of chemical feedstock were RMB206.6 billion, representing an increase of 31.8% over 2010; and the sales revenues of other refined petroleum products were RMB195.4 billion, representing an increase of 16.7% over 2010.

The segment’s operating expenses were RMB1,247.9 billion in 2011, representing an increase of 30.6% over 2010, which is mainly attributable to the increase of refining feedstock sales price and processing volume.

In 2011, the average unit cost of refining feedstock processed was RMB4,979 per tonne, representing an increase of 28.4% over 2010. Refining throughput were 210.26 million tonnes (excluding the volume processed for third parties), representing an increase of 5.9% over 2010. In 2011, the total costs of refining feedstockwere RMB1,046.8 billion, representing an increase of 36.0% over 2010.

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

The segment’s operating loss was RMB35.8 billion in 2011, representing a decrease of RMB51.7 billion compared with the operating income of RMB15.9 billion in 2010.

Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from our refining segment and third parties, making wholesale and direct sales to domestic customers, and retail of the refined oil products through the segment’s retail distribution network, as well as providing related services.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenues of this segment were RMB1,471.9 billion, representing an increase of 9.2% compared with 2011.

In 2012, the sales revenues of gasoline, diesel and kerosene were RMB461.2 billion, RMB727.0 billion and RMB120.2 billion, representing an increase of 15.5%, 4.4% and 17.7% over 2011, respectively.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2012 and 2011 in different forms of sales channels.

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2012	2011	2011 to 2012	2012	2011	2011 to 2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	53,535	47,540	12.6	8,614	8,403	2.5
Retail sale	45,477	40,380	12.6	8,744	8,509	2.8
Direct sale	3,577	2,514	42.3	7,505	7,636	(1.7)
Wholesale	4,481	4,647	(3.6)	8,182	7,889	3.7
Diesel	100,790	98,508	2.3	7,213	7,075	2.0
Retail sale	57,382	55,521	3.4	7,454	7,247	2.9
Direct sale	32,355	31,998	1.1	6,882	6,853	0.4
Wholesale	11,053	10,988	0.6	6,932	6,824	1.6
Kerosene	18,741	16,493	13.6	6,416	6,193	3.6
Fuel oil	29,690	26,560	11.8	4,622	4,486	3.0

The operating expenses of the segment in 2012 was RMB1,429.2 billion, representing an increase of RMB126.3 billion, or 9.7%, over 2011, which was mainly attributable to the increase of purchase costs of RMB120.1 billion, or 9.6%, over 2011 as a result of increase of volume and prices of oil purchased.

In 2012, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB186.3 per tonne, representing an increase of 0.8%.

The operating income of the segment in 2012 was RMB42.7 billion, representing a decrease of 4.6% over 2011,

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

	Sales Volume		Rate of Change from	Average Realized Prices		Rate of Change from
	2011	2010	2010 to 2011	2011	2010	2010 to 2011
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	47,540	43,511	9.3	8,403	7,297	15.2
Retail sale	40,380	35,050	15.2	8,509	7,469	13.9
Direct sale	2,514	2,489	1.0	7,636	6,424	18.9
Wholesale	4,647	5,972	(22.2)	7,889	6,649	18.6
Diesel	98,508	91,257	7.9	7,075	5,992	18.1
Retail sale	55,521	46,357	19.8	7,247	6,243	16.1
Direct sale	31,998	29,134	9.8	6,853	5,819	17.8
Wholesale	10,988	15,766	(30.3)	6,824	5,560	22.7
Kerosene	16,493	14,770	11.7	6,193	4,758	30.2
Fuel oil	26,560	23,424	13.4	4,486	3,527	27.2

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

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The operating revenues of the chemicals segment in 2012 were RMB412.0 billion, representing a decrease of 2.0% over 2011, which was mainly attributable to the significant decrease in sales prices of chemical products as a result of the depressed chemical market.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of this segment in 2012 were approximately RMB393.9 billion, representing a decrease of 2.1% compared with 2011, accounting for 95.6% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2011 to 2012.

	Sales Volume		Rate of Change from 2011 to	Average Realized Prices		Rate of Change from 2011 to
	2012	2011	2012	2012	2011	2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	29,873	27,335	9.3	6,667	6,746	(1.2)
Synthetic fiber monomers and polymers	6,972	6,631	5.1	8,231	9,866	(16.6)
Synthetic resins	10,507	10,524	(0.2)	9,182	9,841	(6.7)
Synthetic fiber	1,458	1,496	(2.5)	10,790	13,301	(18.9)
Synthetic rubber	1,289	1,220	5.7	17,553	22,215	(21.0)
Chemical fertilizer	1,232	960	28.3	2,044	2,187	(6.5)

The operating expenses of the segment in 2012 were RMB410.8 billion, representing an increase of 4.3% over 2011. This was mainly attributable to the increase in trade volume and the change in inventory. Thus raw material costs increased by RMB 17.3 billion or 4.9% over 2011.

In 2012, the segment registered operating income of RMB1.2 billion, representing a decrease of 95.6% over 2011, which was mainly because of significant drop of product prices compared with 2011.

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

	Sales Volume		Rate of Change from 2010 to	Average Realized Prices		Rate of Change from 2010 to
	2011	2010	2011	2011	2010	2011
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	27,335	23,339	17.1	6,746	5,547	21.6
Synthetic fiber monomers and polymers	6,631	5,820	13.9	9,866	8,194	20.4
Synthetic resins	10,524	9,880	6.5	9,841	9,243	6.5
Synthetic fiber	1,496	1,512	(1.0)	13,301	11,644	14.2
Synthetic rubber	1,220	1,222	(0.2)	22,215	16,435	35.2
Chemical fertilizer	960	1,329	(27.7)	2,187	1,641	33.3

The operating expenses of the segment in 2011 were RMB393.8 billion, representing an increase of 26.0% over 2010, which was mainly attributable to the increases of raw materials consumed as a result of the increased unit cost and  increased production volume.

In 2011 the segment streamlined products mix, proactively expanded the market, improved customer services and expanded operations, and hence achieved operating income of RMB26.7 billion, representing an increase of 78.1% over 2010.

Corporate and Others Segment

The business activities of corporate and others mainly consist of the import and export business activities of our subsidiaries, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenue generated from corporate and others was RMB1,313.0 billion, representing an increase of 15.8% over 2011, which was mainly attributable to the increase of trade volume of crude oil and refined oil. This includes operating revenue of RMB1,309.1 billion from trading companies.

In 2012, the operating expenses of this segment was RMB1,315.4 billion, representing an increase of 15.7% over 2011. This includes the operating expense of RMB1,307.7 billion from trading companies.

In 2012, the operating loss of this segment was RMB2.4 billion. This includes operating income of RMB1.4 billion from trading companies.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

In 2011, the operating revenue generated from corporate and others was RMB1,134.2 billion, representing an increase of 42.3% over 2010, which was mainly attributable to the expansion of operation scale of our trading companies and a rapid increase of international trade volume. This includes operating revenue from trading companies which amounted to RMB1,131.3 billion, representing an increase of 45.3% over 2010.

In 2011, the operating expenses of this segment was RMB1,136.8 billion, representing an increase of 42.3% over 2010, which was mainly attributable to an increase of cost along with the expansion of operation scale of our trading companies. This includes the operating expense from trading companies which amounted to RMB1,130.6 billion, representing an increase of 45.4% over 2010.

In 2011, the operating loss of this segment was RMB2.6 billion, representing an increase of RMB300 million over 2010. This includes operating income from trading companies which amounted to RMB700 million and the operating loss of RMB3.3 billion from research affiliates and headquarters.

D.        LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funding have been cash provided by our operating activities, along with short-term and long-term loans. Our primary uses of cash have been for working capital, capital expenditures and repayment of short-term and long-term loans. We arrange and negotiate financing with financial institutions to finance our capital resource requirements, and maintain a certain level of standby credit facilities to reduce liquidity risk. We believe that our current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet our working capital requirements and repay our short term debts and obligations when they become due.

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2011 and 2012.

	Year Ended December 31,
Statement of cash flow data	2012	2011
	(RMB in millions)
Net cash generated from operating activities	142,380	150,622
Net cash used in investing activities	(162,197)	(140,449)
Net cash generated from/ (used in) financing activities	5,628	(2,516)
Net (decrease)/increase in cash and cash equivalents	(14,189)	7,657

The net cash generated from our operating activities in 2012 was RMB142.4 billion, representing a decrease of RMB8.2 billion over 2011, which was mainly due to the decrease of pre-tax profit for the same period.

The net cash used in our investing activities was RMB162.2 billion, representing an increase of RMB21.7 billion over 2011, which reflected the growth of our investments as planned for our rapid development.

The net cash inflow from our financing activities was RMB5.6 billion, representing an increase of RMB8.1 billion comparing to a net cash outflow of RMB2.5 billion in 2011. This reflected: (i) an increase of cash inflow of RMB16.2 billion from RMB41.8 billion of corporate bonds issued and bank loans borrowed in 2012; and (ii) an increase in cash outflow of RMB8.1 billion as a result of external dividend and interest payments of RMB36.2 billion in 2012.

In respect of our cash flows, we maintained ongoing and steady growth of operating cash flow throughout 2012 by seizing the favorable opportunities of stable international economic conditions and sound development of domestic economy to continually and consistently expand our operations.  We also further improved our centralized funds management, strictly controlled the size of amount of monetary funds and interest-bearing debts, reduced the level of idle funds and accelerated capital turnover, which contributed to the increase of our efficiency as a whole.

In respect of our debts and borrowings, we increased our debts to RMB278.1 billion at the end of 2012 from RMB234.8 billion from the beginning of 2012 as a result of slight decrease of the operating cash flows and continued expansion of our business operations.  Our short-term debts increased by RMB35.6 billion from the beginning of 2012, which was mainly attributable to the short-term U.S. dollar loan borrowed in 2012, and the proportion of short term debts in our total debts increased to 42% from 34% at the beginning of 2012.  Our long-term debts increased by RMB7.7 billion from the beginning of 2012, reflecting the issuance of corporate bonds and the decrease of the transferred amount due within one year, and the proportion of long term debts in our total debts decreased to 58% from 66% at the beginning of 2012.  We primarily borrowed  short-term revolving loans according to our business plan and operation needs, and entered into overdrawing agreements on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2012.

	As of December 31, 2012
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB in millions)
Contractual obligations(1)
Short-term debt	117,440	117,440	—	—	—
Long-term debt	180,182	3,358	61,761	60,267	54,796

Total contractual obligations	297,622	120,798	61,761	60,267	54,796

Other commercial commitments
Operating lease commitments	401,248	15,844	29,827	29,343	326,234
Capital commitments	219,548	202,745	16,803	—	—
Exploration and production licenses	1,266	325	191	51	699
Guarantees(2)	6,145	6,145	—	—	—

Total commercial commitments	628,207	225,059	46,821	29,394	326,933

(1)                                 Contractual obligations include the contractual obligations relating to interest payments.

(2)                                 Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2012, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2012, the maximum amount of potential future payments under the guarantees was RMB6.1 billion.  See Note 29 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2010, 2011 and 2012 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2010		2011		2012		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	53.80	43.05%	62.05	45.07%	79.07	46.80%	194.92	45.16%
Refining	20.02	16.02%	25.77	18.72%	32.16	19.03%	77.94	18.06%
Marketing and distribution	30.83	24.67%	30.39	22.07%	31.72	18.77%	92.94	21.53%
Chemicals	18.42	14.74%	16.98	12.33%	23.62	13.98%	59.02	13.67%
Corporate and others	1.89	1.52%	2.49	1.81%	2.40	1.42%	6.78	1.57%
Total	124.96	100.00%	137.68	100.00%	168.97	100.00%	431.60	100.00%

In 2012, our total capital expenditure amounted to RMB168.968 billion, among which:

•                  Exploration and production. RMB79.071 billion was used in exploration and production segment to support the exploration and production capacity of Shengli Tanhai oil field, Tahe oilfield, Erdos oil gas field, natural gas field in Northeastern Sichuan and LNG project in Shandong. The production capacity of newly-built crude oil was 6.1830 million tonnes per annum, and the production capacity of newly-built natural gas was 4.663 billion cubic meters per annum.

•                  Refining. RMB32.161 billion was used in our refining segment to support renovation and expansion of our refining projects and clean energy production projects, including used in the gasoline quality upgrade projects by Sinopec Shanghai Petrochemical Company Limited and Jingling as well as our successful on-going renovation of refining in Anqing and Maoming.

•                  Marketing and distribution. RMB31.723 billion was used in this segment to construct and acquire petroleum and gas stations of high quality in highways, major cities and newly planned regions, accelerate building oil products storage facilities and delivery systems, improve sales network for refined oil products, and continue construction of ancillary projects for non-oil businesses and gas cards value added services.

•                  Chemicals. RMB23.616 billion was spent in this segment focusing on preparations for the operation of Wuhan ethylene project, Yizheng 1,4 butanediol projects, Anqing acrylonitrile projects, and Luoyang polypropylene projects; on-going construction of Hainan aromatics, Yanshan butyl rubber, and Guangzhou propylene projects.

•                  Corporate and others. RMB2.397 billion was used for scientific research equipment and construction of information systems.

In 2013, we will continue to focus on improving growth quality and efficiency, implement strict investment management procedures in arranging investments and organizing construction project. The total planned capital expenditure in 2013 amounts to RMB181.752 billion, including:

•                  Exploration and production. The planned capital expenditure in 2013 for this segment is approximately RMB89.085 billion. We expect to focus on the exploration and production of oil and gas fields in Jiyang, Tarim, Jungar, Erdos and Sichuan Basin, in order to increase our proved reserves. We also expect to support our construction of production capacity for our key crude oil projects in Shengli, Tahe, southern Hubei and key natural gas projects in Yuanba and northern Hubei.

•                  Refining. The planned capital expenditure in 2013 for this segment is RMB33.809 billion. We expect to focus on gasoline quality upgrade  projects, on-going renovation of Anqing and Maoming refining projects, and commencement of construction of Jiujiang refining renovation projects and Guangdong Refinery integration project.

•                  Marketing and distribution. The planned capital expenditure in 2013 for this segment is RMB27.010 billion. We expect to focus on the construction and renovation of petrol and gas stations, further construction of refined oil pipelines, optimization of layout of oil houses, development of ancillary projects for non-oil businesses and improvement of our storage and transportation facilities .

•                  Chemicals. The planned capital expenditure in 2013 for this segment is RMB25.907 billion. We expect to focus on construction of Wuhan ethylene and Hainan aromatics projects for them to commence operation. We also expect to further the on-going construction of Fujian ethylene renovation and Maoming polypropylene projects.

•                  Corporate and others. The planned capital expenditure in 2013 for this segment is RMB5.941 billion. We expect to focus on scientific research equipment and construction of information systems.

Research and Development

Our expenditures for the research and development were RMB4.84 billion in 2010, RMB4.86 billion in 2011 and RMB5.84 billion in 2012.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 2.6% in 2012, compared with an increase of 5.4% in 2011 and an increase of 3.3% in 2010. According to China’s official analysis, the inflation in the PRC during 2012 was due to the increase in prices of food, raw materials, fuels and power. Inflation has not had a significant impact on our results of operations in 2012.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2015.

Name	Age	Positions with Sinopec Corp.
Fu Chengyu	61	Chairman
Wang Tianpu	50	Vice Chairman, President
Zhang Yaocang	59	Vice Chairman
Zhang Jianhua	48	Director, Senior Vice President
Wang Zhigang	55	Director, Senior Vice President
Cai Xiyou	51	Director, Senior Vice President
Cao Yaofeng	59	Director
Li Chunguang	57	Director
Dai Houliang	49	Director, Senior Vice President
Liu Yun	56	Director
Chen Xiaojin	68	Independent Non-executive Director
Ma Weihua	64	Independent Non-executive Director
Jiang Xiaoming	59	Independent Non-executive Director
Andrew Y. Yan	55	Independent Non-executive Director
Bao Guoming	61	Independent Non-executive Director

Fu Chengyu, aged 61, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (CPC) Leading Group of Sinopec Group Company. Mr. Fu is a professor level senior engineer and obtained a master’s degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (CNOOC) and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd.; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd.; in September, 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd. and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of Sinopec Group Company; in May, 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp.

Wang Tianpu, aged 50, Vice Chairman of the Board of Directors of and President of Sinopec Corp.  Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company of Sinopec Group Company; in February 2000, he was appointed as Vice President of Sinopec Qilu Company; in September 2000, he was appointed as President of Sinopec Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as Board Director and President of Sinopec Group Company.

Zhang Yaocang, aged 59, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Zhang is a professor level senior engineer and obtained a graduate degree from Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of Sinopec Group Company and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of Sinopec Group Company; in December 2003, he was appointed concurrently as Chairman of Sinopec International Petroleum Service Corporation; in January 2007, he was appointed concurrently as Chairman of Sinopec International Petroleum Exploration and Production Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, aged 48, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a master’s degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He obtained a Ph.D. degree from East China University of Science and Technology in 2011 majoring in chemical engineering. He is a professor level senior engineer. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group Company; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd.

Wang Zhigang, aged 55, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a master’s degree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Oilfield Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production corporation.

Cai Xiyou, aged 51, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a professor level senior economist. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former Sinopec Group Company; in May 1996, he was appointed as Vice President of Dalian West Pacific Petrochemical Corporation; in December 1998, he was appointed as Vice President of Sinopec Sales Co., Ltd.; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Co., Ltd.; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in June 2012, he was appointed concurrently as Chairman of Sinopec Refining & Chemical Engineering (Group) Co., Ltd.

Cao Yaofeng, aged 59, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director General of Shengli Petroleum Administration Bureau of Sinopec Group Company and Chairman of Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of Sinopec Group Company; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp; in June 2012, he was appointed concurrently as Chairman of Sinopec Oilfield Service Corporation.

Li Chunguang, aged 57, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, aged 49, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. He is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in February 2012, he was appointed concurrently as Chairman of Sinopec Xinjiang Energy & Chemical Co., Ltd.; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.

Liu Yun, aged 56, Director of the Board of Directors of Sinopec Corp. and Chief Accountant of Sinopec Group Company. Mr. Liu is a senior accountant with a master’s degree. In December 1998, he was appointed as Deputy Director General of Financial Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of Sinopec Group Company; and in May 2009, he was elected as Board Director of Sinopec Corp.; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.

Chen Xiaojin, aged 68, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) with a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 64, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist and obtained a PhD Degree. Mr. Ma is the Director, Governor and Secretary of the CPC Committee of China Merchants Bank, Chairman of the Board of Director of CIGNA-CMC, China Merchants Fund Management Co., Ltd and Wing Lung Bank Ltd., Independent Non-executive Director of Winox Holdings Ltd. and Independent Director of the Guotai Junan Securities Co., Ltd. (GTJA). In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Committee of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Jiang Xiaoming, aged 59, Independent Non-executive Director of Sinopec Corp..Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of The Chinese People’s Political Consultative Conference , director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, President of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International and SPG Land (Holdings) Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers property (China) Co., Ltd.; and he has previously acted as the Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and an Independent Director of China Oilfield Services Co., Ltd.. From May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp..

Andrew Y. Yan, aged 55, Independent Non-executive Director of Sinopec Corp.. Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Chairman and Independent Non-executive Director of NVC Lighting Holding Limited; the Independent Nonexecutive Director of China Resources Land Limited, China Mengniu Dairy Co. and Fosun International Ltd., the Independent Executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited, Mobi Development Co., Ltd. and Guodian Technology & Environment Group Corporation Limited; the Independent Director of the Giant Network Co. Ltd.; and the Director of Acorn International Co., Ltd., ATA Co., Ltd., and Eternal Asia Supply Chain Management Ltd. Between 1989 and 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 — 2001, he acted as the Director, General Manager and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp..

Bao Guoming, aged 61, Independent Non-executive Director of Sinopec Corp. Madam Bao is a Professor and the international registered internal auditor with a master’s degree. Since December of 1992, she acted as the associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as a Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association; and since May of 2011, as the External Supervisor of Bank of China. From May 2012 to the present, she has acted as an Independent Non-executive Director of Sinopec Corp.. Madam Bao is an expert who enjoys the State Council Special Allowance.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2015.

Name	Age	Position with the Company
Xu Bin	56	Chairman of the Board of Supervisors
Geng Limin	58	Supervisor
Li Xinjian	59	Supervisor
Zou Huiping	52	Supervisor
Kang Mingde	62	Independent Supervisor
Zhou Shiliang	55	Employee Representative Supervisor
Chen Mingzheng	55	Employee Representative Supervisor
Jiang Zhenying	48	Employee Representative Supervisor
Yu Renming	49	Employee Representative Supervisor

Xu Bin, aged 56, Chairman of the Board of Supervisors of Sinopec Corp.. Mr. Xu is a professor level administration engineer with a university certificate. Since June 1999, he acted as Deputy Director of the 6th Discipline Inspection and Monitoring Office of the Central Discipline Inspection Commission of CPC; since April 2000, as Deputy Director of the 3rd Discipline Inspection and Monitoring Office of CPC; since November of 2004, as the Bureau Level Inspector, Supervisory Attaché and Deputy Director of the 3rd Discipline Inspection and Monitoring Office of the Central Discipline Inspection Commission of CPC; since November 2006, as the Director of the Petition Letters and Visits Office of Central Discipline Inspection Commission of CPC; since May 2011, as the Member of the CPC Leading Group of China Petrochemical Corporation and the Team Leader of the Discipline Inspection Group for CPC Leading Group of Sinopec Group; and since October 2011, as the Director of Sinopec Group Company. And since May 2012, he has acted as the Chairman of the Board of Supervisors of Sinopec Corp..

Geng Limin, aged 58, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp.. Mr. Geng is a senior administration engineer with a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of Sinopec Group Company; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Labor Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company and Director General of Supervision Bureau of Sinopec Group Company; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian, aged 59, Supervisor of Sinopec Corp., Deputy Director General of the Office of the President of Sinopec Corp. (Director General Level). Mr. Li is a senior administration engineer with a university diploma. In February 2001, he was appointed as Director of General Office and Assistant Inspector of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in June 2004, he was appointed as Deputy Secretary of Central Office of CPC Central Committee and Director of General Office of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in January 2006, he was appointed concurrently as Deputy Director General of HR Dept. of the Central Office of the CPC Central Committee; and in March 2008, he was appointed as Deputy Director General of the General Office of Sinopec Group Company and Deputy Director General of President Office of Sinopec Corp.(Director General Level). In May 2012, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 52, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp . Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specializing in trade economics. He is a professor level senior accountant. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Kang Mingde, aged 62, Independent Supervisor of Sinopec Corp., Mr. Kang obtained a college diploma. Since January 1992, he worked in the 6th Discipline Inspection Office of CPC Central Discipline Inspection Commission and Ministry of Supervision, and was appointed as (officer (deputy director level) Deputy Director, director, Inspector (Deputy Director General level), and Supervision Commissioner; since January 2005, he was appointed as the Discipline Inspector (Deputy Director General level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Discipline Inspection Commission and Ministry of Supervision; between November 2010 and July 2011, he was appointed as the Discipline Inspector (Director level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Disciplinary Committee and Ministry of Supervision; and in May 2012, he was elected as Supervisor of Sinopec Corp.

Zhou Shiliang, aged 55, Employee Representative Supervisor of Sinopec Corp.. Mr. Zhou is a professor level senior engineer with a master’s degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of Sinopec Corp.; since June 2012, he has acted as the Secretary of CPC Committee and Supervisory Committee, Chairman of the Labor Union and Supervisory Board of Sinopec Oilfield Service Corporation and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 55, Employee Representative Supervisor of Sinopec Corp. and Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer and a graduate from a postgraduate school. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Group Company; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under Sinopec Group Company; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 48, Employee’s Representative Supervisor of Sinopec Corp., General Director, Executive Director and Deputy Secretary of CPC Committee of Sinopec Supplies & Equipment Department, and General Manager of China Petrochemical International Co., Ltd. . Mr. Jiang is a professor level senior economist with a doctor’s degree. In December 1998, he was appointed as the deputy general manager of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the Director General of Sinopec Supplies & Equipment Department and in November 2005 concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director, Executive Director and Secretary of the CPC committee of Sinopec Supplies & Equipment Department, General Manager of China Petrochemical International Co., Ltd.; and in April 2010, he was appointed as the Director General, Executive Director and Deputy Secretary of the CPC committee of Sinopec Materials Procurement Department and General Manager of China Petrochemical International Co., Ltd. and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 49, Employee’s Representative Supervisor of Sinopec Corp., General Director of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer with a university Degree. In June 2000, he was appointed as the deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the board director and deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the deputy manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the manager and the vice secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the director of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Wang Xinhua	57	Chief Financial Officer
Zhang Kehua	59	Vice President
Zhang Haichao	55	Vice President
Jiao Fangzheng	50	Vice President
Lei Dianwu	50	Vice President
Ling Yiqun	50	Vice President
Huang Wensheng	46	Secretary of the Board of Directors

Wang Xinhua, 57, Chief Financial Officer of Sinopec Corp. and Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level senior accountant with a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of Sinopec Group Company; in October 2004, he was appointed as Director General of Finance & Planning Department of Sinopec Group Company; in May 2008, he was appointed as Director General of Finance Department of Sinopec Group Company; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, 59, Vice President of Sinopec Corp. Mr. Zhang graduated from Shanghai Chemical Engineering University in January 1980 majoring in chemical and mechanical engineering. He is a professor level senior engineer and had his master’s degree from University of Petroleum majoring in management science and engineering in December 2000. In February 1994, he was appointed as Vice President of No.3 Construction Company of the former Sinopec Group Company; in April 1996, he was appointed as Deputy Director General of Engineering & Construction Department (concurrently Vice President of Engineering & Construction Co., Ltd.) of the former Sinopec Group Company; in December 1998, he was appointed as Deputy Director General of Engineering & Construction Department of Sinopec Group Company; in September 2002, he was appointed as Director General of Engineering & Construction Department of Sinopec Group Company; in June 2007, he was appointed as Director General of Engineering Department of Sinopec Corp.; since June 2012, he concurrently acts as the Vice Chairman of SEG (Sinopec Engineering Group), in May 2006, he was appointed as Vice President of Sinopec Corp.

Zhang Haichao, 55, Vice President of Sinopec Corp., Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.  Mr. Zhang is a professor level senior economist with a master’s degree. In March 1998, he was appointed as Deputy General Manager of Zhejiang Petroleum Corporation; in September 1999, he was appointed as General Manager of Zhejiang Petroleum Corporation; in February 2000, he was appointed as General Manager of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec- BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Deputy General Manager of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and Manager of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, 50, Vice President of Sinopec Corp., General Director of Sinopec Exploration and Production Department. Mr. Jiao obtained his bachelor’s degree in petroleum exploration and obtained his doctor’s degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the General Director of Sinopec Exploration & Production Department; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, 50, Vice President of Sinopec Corp, General Director of Development & Planning Department of Sinopec Corp. Mr. Lei is a professor level senior engineer and obtained a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd..; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 50, Vice President of Sinopec Corp, General Director of Sinopec Refining Department. Mr. Ling is a professor level senior engineer with a master’s degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the refining department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the General Director of Sinopec Refining Department; in May 2012, he was appointed as Executive Director, General Manager and Secretary of CPC Committee of Sinopec Oil Sales Co., Ltd.; in July 2010, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, 46, Secretary to the Board of Directors of Sinopec Corp. and Director General of the Board Secretariat of Sinopec Corp..Mr. Huang is a senior engineer with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.

B.                        COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who receive compensation from us in 2012.

Name	Position with the Company	Remuneration paid by the Company in 2012
		(RMB in thousands)
Directors
Fu Chengyu	Chairman	—
Wang Tianpu	Vice Chairman, President	1,034.4
Zhang Yaocang	Vice Chairman	—
Zhang Jianhua	Director, Senior Vice President	975.4
Wang Zhigang	Director, Senior Vice President	975.4
Cai Xiyou	Director, Senior Vice President	975.4
Cao Yaofeng	Director	—
Li Chunguang	Director	—
Dai Houliang	Director, Senior Vice President	975.4
Liu Yun	Director	—
Li Deshui (1)	Independent Non-executive Director	100
Xie Zhongyu (1)	Independent Non-executive Director	100
Chen Xiaojin	Independent Non-executive Director	300
Ma Weihua	Independent Non-executive Director	300
Wu Xiaogen (1)	Independent Non-executive Director	100
Jiang Xiaoming (2)	Independent Non-executive Director	200
Andrew Y. Yan(2)	Independent Non-executive Director	200
Bao Guoming(2)	Independent Non-executive Director	200

Supervisors
Wang Zuoran(3)	Chairman of the Board of Supervisors	—
Zhang Youcai(4)	Vice Chairman, Independent Supervisor	100
Xu Bin(5)	Chairman of the Board of Supervisors	—
Geng Limin	Supervisor	—
Li Xinjian(6)	Supervisor	—
Zou Huiping	Supervisor	533.8
Li Yonggui(7)	Independent Supervisor	100
Kang Mingde(8)	Independent Supervisor	200
Zhou Shiliang	Employee Representative Supervisor	533.8
Chen Mingzheng	Employee Representative Supervisor	509.7
Jiang Zhenying	Employee Representative Supervisor	520.6
Yu Renming	Employee Representative Supervisor	533.8

Other Executive officers
Wang Xinhua	Chief Financial Officer	620.4
Zhang Kehua	Vice President	633.6
Zhang Haichao	Vice President	620.4
Jiao Fangzheng	Vice President	620.4
Lei Dianwu	Vice President	633.6
Ling Yiqun	Vice President	633.6
Huang Wensheng(9)	Secretary of the Board of Directors	242.6

(1) Li Deshui, Xie Zhongyu and Wu Xiaogen resigned from the positions as Independent Non-executive Director in May 2012.

(2) Jiang Xiaoming, Andrew Y. Yan and Bao Guoming were appointed as Independent Non-executive Director in May 2012.

(3) Wang Zuoran resigned from the position of Chairman of the Board of Supervisors in May 2012.

(4) Zhang Youcai resigned from the position of Independent Supervisor and Vice Chairman of the Supervisory Board in May 2012.

(5) Xu Bin was appointed as Chairman of the Board of Supervisors in May 2012.

(6) Li Xinjian was appointed as Supervisor in May 2012.

(7) Li Yonggui resigned from the position of Independent Supervisor in May 2012.

(8) Kang Mingde was appointed as Independent Supervisor in May 2012.

(9) Huang Wensheng was appointed as Secretary of the Board of Directors in May 2012.

C.                        BOARD PRACTICE

We have fifteen directors. We have four special board committees, namely, the audit committee, the strategic committee, the remuneration and evaluation committee and social responsibility management committee. The majority of the members of the remuneration and evaluation committee and all members of the audit committee are independent directors.  In addition, the audit committee shall have at least one independent director who is a financial expert.

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

The members of our audit committee are Bao Guoming, Jiang Xiaoming and Andrew Y. Yan, all of whom are our Independent Non-executive Directors. Our Board has determined that Bao Guoming qualifies as an audit committee financial expert.

The main responsibilities of the strategic committee are to conduct research and put forward proposals on the long-term development strategy and significant investments.

The members of our strategic committee are Wang Tianpu, Ma Weihua, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang, Jiang Xiaoming and Andrew Y. Yan.

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

The members of our remuneration and evaluation committee are Chen Xiaojin, Li Chunguang and Bao Guoming.

The main responsibilities of the social responsibility management committee are to research on the policy, governance, strategy and planning for the Company’s social responsibility and put forward proposals to the Board. The members of social responsibility management committee are Fu Chengyu, Wang Tianpu, Chen Xiaojin and Ma Weihua.

Our directors have entered into directors service contracts with us and under such contracts, there is no severance pay arrangements for our directors.

D.                        EMPLOYEES

As of December 31, 2010, 2011 and 2012, we had approximately 373,375, 377,235 and 376,201 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2012.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and production	152,889	41
Refining	79,895	21
Marketing and distribution	61,280	16
Chemicals	70,308	19
Corporate and others	11,829	3
Total	376,201	100

By Employee’s Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	191,319	51
Sales	53,076	14
Technical	53,424	14
Finance	10,414	3
Administration	30,096	8
Others	37,872	10
Total	376,201	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master’s degree and above	13,061	3
University	89,957	24
Junior college	82,737	22
Technical secondary school	30,405	8
Senior high school and technical school degree or below	160,041	43
Total	376,201	100

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

As of December 31, 2012, a total of 187,682 employees have retired and all of them were participants in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

E.                        SHARE OWNERSHIP

As of December 31, 2012, except our vice president Ling Yiqun who holds 10,000 shares of our A shares, our directors, supervisors and senior officers do not have share ownership in us.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                        MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 5, 2013.

Shareholder	Number of Shares Owned (in millions)		Percentage of Ownership (%)
Sinopec Group Company	66,222.63	(1)	73.86	(1)

(1) Inclusive of 425,500,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of Sinopec Group Company) under HKSCC Nominees Limited.

As of April 5, 2013, 970,344,200 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 5, 2013, 9,703,442 ADSs, representing 970,344,200 H shares, were held of record by Cede & Co. and 42 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to: refrain from operating new businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company’s operations that compete or could compete with our businesses; operate its sales enterprises in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. To further avoid the competition with us, Sinopec Group Company granted us an undertaking whereby Sinopec Group Company undertakes that: first, we shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products after the integration of these upstream, midstream and downstream businesses in Sinopec Group Company; second, Sinopec Group Company will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with us with regard to the chemicals business; and third, given that Sinopec Group Company engages in the same or similar businesses as us with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, we propose to acquire overseas oil and gas assets owned by Sinopec Group Company when appropriate and Sinopec Group company undertakes to transfer its overseas oil and gas assets to us, provided that the aforementioned proposed acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of such respective proposed acquisitions.

B.                        RELATED PARTY TRANSACTIONS

Sinopec Group Company owned 73.86% of our outstanding equity as of April 5, 2013. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us.  A discussion of these agreements and arrangements is set forth under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2000, April 13, 2007 and May 20, 2009, respectively, and under the heading “Item 4 — Information on the Company — History and Development of the Company” of this annual report.

On August 24, 2012, we entered into certain agreements with Sinopec Group Company, pursuant to which certain related party transaction agreements between the parties were amended. Pursuant to the Continuing Connected Transactions Third Supplemental Agreement dated August 24, 2012 between Sinopec Group Company and us, the term of each of the Mutual Supply Agreement and the Community Services Agreement dated June 3, 2000 and as amended and supplemented from time to time, were extended to December 31, 2015. Pursuant to the Land Use Rights Leasing Agreement Third Amendment Memo dated August 24, 2012 between Sinopec Group Company and us, the members of Sinopec Group Company agreed to lease to us certain parcels of land with an area of approximately 418 million square meters.

In 2010, we acquired a 55% equity interest of SSI from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company for a cash consideration of $1.678 billion. SSI holds a 50% interest in Angola Block 18. Such transaction was completed on September 30, 2010.

For our continuing related party transaction starting from January 1, 2013, we entered into the Continuing Connected Transactions Third Supplemental Agreement with Sinopec Group Company pursuant to which certain terms of related party transactions were amended. Please also see Note 30 of our consolidated financial statements included elsewhere in this annual report for a detailed discussion of our related party transactions.

The aggregate amount of related party transactions we incurred during 2012 was RMB518.206 billion, of which, expenses amounted to RMB204.017 billion (including RMB191.319 billion of sales of goods and services, RMB4.062 billion of auxiliary and community services, RMB7.408 billion of operating and leasing expenses and RMB1.228 billion of interest expenses), and revenues amounted to RMB 314.189 billion (including RMB313.919 billion of sales of goods and services, RMB0.116 billion of interest income and RMB0.154 billion of agency commission receivable). Among the total expenses of RMB204.017 billion, we paid Sinopec Group Company RMB133.432 billion, including RMB120.736 billion of sales of goods and services (procurement, storage, exploration, production and other services related to production) , which represented 4.49% of our operating expenses for 2012; RMB4,062 billion of auxiliary and community services, which represented 0.15% of our operating expenses for 2012; RMB0.507 billion of our rent for building; RMB6.742 billion of our rent for land; RMB0.157 billion of our rent for other things and RMB1.228 billion of interest payment. Among the total revenue of RMB314.189 billion, Sinopec Group Company paid us RMB84.115 billion, including RMB83.98 billion of sales of goods and services, which represented 3.01% of our operating revenue for 2012; RMB0.096 billion of interest income and RMB0.039 billion of agency commission receivable.

In 2011, we provided RMB2 billion of entrusted loan to Zhanjiang Dongxing Petrochemical Company Limited, one of our subsidiaries and such loan was repaid during the reporting period.

In 2012, we provided RMB2.359 billion of loans to certain entities jointly controlled by Sinopec Group Company.

The amounts of the aforementioned continuing related party transactions did not exceed the upper limit as approved our by shareholders’ meetings and board meetings.

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

Dividend Distribution Policy

In 2012, we amended our articles of association based on its original framework. Our dividend distribution policy was amended. According to our amended articles of association:

Our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders’ approval. The board may declare interim and special dividends at any time under general authorization by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may determine are important.

For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in Renminbi and paid in HK dollars. The depositary will convert the HK dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.

The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution. The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year. Dividends in the form of shares will be distributed to the depositary and, except as otherwise described in the Deposit Agreement, will be distributed by the depositary in the form of additional ADSs, to holders of ADSs.

In accordance with the board resolution passed at the sixth meeting of our fifths board, our board has proposed to make a year-end cash dividend distribution for 2012 of RMB0.20 (including tax) per ordinary share in addition to an interim cash dividend distribution of RMB0.10 (including tax) per ordinary share earlier in 2012. Therefore, the full-year aggregate cash dividend for 2012 is RMB0.30 (including tax) per ordinary share. In addition, based on the total share capital as of the record date, we proposed to issue two bonus shares converted from retained earnings and one bonus share transferred from share premium for every 10 existing shares held by the shareholders on relevant record date. The proposal is subject to the shareholder’s approval at the annual general meeting.

B.                        SIGNIFICANT CHANGES

None.

ITEM 9.          THE OFFER AND LISTING

A.                        OFFER AND LISTING DETAILS

Not applicable, except for Item 9A(4) and Item 9C.

Our H Shares have been listed on the Hong Kong Stock Exchange (Code: 0386), and our ADSs, each representing 100 H Shares, have been listed on the New York Stock Exchange and the London Stock Exchange under the symbol “SNP”, since we completed our initial public offering on October 19, 2000. Prior to that time, there was no public market for our H Shares. The Hong Kong Stock Exchange is the principal non-U.S. trading market for our H Shares.  Our publicly traded domestic shares, or A shares, are listed on the Stock Exchange of Shanghai since August 8, 2001 (Code: 600028).

On February 14, 2013, we completed a placing of an aggregate of 2,845,234,000 new H shares at a price of HK$8.45 per share. The net proceeds from such placing are HK$23.97 billion.

The following table sets forth, for the periods indicated, the high and low closing prices per H Share, as reported on the Stock Exchange of Hong Kong, per ADS, as reported on the New York Stock Exchange and per A share, as reported on the Stock Exchange of Shanghai.

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
April 2013 (as of April 5, 2013)		9.11	8.75	117.25	113.45	7.38	7.24
Past 6 months		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
	March	9.14	8.62	117.19	111.47	7.72	7.14
	February	9.37	8.61	121.30	110.50	7.28	6.90
2013	January	9.44	8.78	122.67	116.48	7.11	6.76
	December	8.87	8.10	115.29	104.79	6.92	6.02
	November	8.48	7.85	109.43	100.71	6.41	5.97
2012	October	8.36	7.20	107.70	92.54	6.40	5.99

Quarterly Data
2013	First Quarter	9.44	8.61	122.67	110.50	7.72	6.76
2012	Fourth Quarter	8.87	7.20	115.29	92.54	6.92	5.97
	Third Quarter	7.53	6.43	96.77	82.69	6.30	5.80
	Second Quarter	8.47	6.73	109.80	86.22	7.35	6.29
	First Quarter	9.63	8.17	124.95	105.05	7.86	7.13
2011	Fourth Quarter	8.41	7.09	106.79	91.43	7.60	6.86
	Third Quarter	7.93	6.45	102.43	83.21	8.29	6.90
	Second Quarter	8.24	7.17	105.02	92.78	9.05	7.86
	First Quarter	8.75	7.47	111.89	97.18	9.27	8.08

Annual Data

2012		9.63	6.43	124.95	82.69	7.86	5.80
2011		8.75	6.45	111.89	83.21	9.27	6.86
2010		7.94	5.75	102.69	73.80	13.90	7.77
2009		7.15	3.65	93.50	47.08	15.42	7.06
2008		11.66	3.76	146.28	50.57	24.38	6.67

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

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 100000000032985. Article 12 of our articles of association provides that our scope of businesses includes, among other things, the production, storage, pipeline transportation, land transportation, water transportation and sales of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.) , heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); the production, storage, transportation and sales of natural gas chemicals and coal chemicals; sales of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; production and sales of electricity, steam, water and industrial gases; operation of 24-hour stores; sales of books, newspapers, audio video products and electronic publications; media, advertisement and commission agent; sales of foods, beverage and cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; operation of LPG station, sales of CNG,LNG,LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; E-commerce; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

Directors

Our directors shall be elected at our shareholders’ general meeting. Cumulative voting shall be adopted for the election of directors if a controlling shareholder controls 30% or more of our shares. Details of the cumulative voting mechanism are set forth in Article 59 of the Rules and Procedures for the Shareholders’ General Meetings that is an appendix to, and forms an integral part of, our articles of association. Our directors shall be elected for a term of three years and may serve consecutive terms upon re-election, except that independent directors may only serve a maximum of two terms. Our directors are not required to hold any shares in us, and there is no age limit requirement for the retirement or non-retirement of our directors.

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

Unless the interested director discloses his interests to the board and the contract, transaction or arrangement in which the director is materially interested is approved by the board at a meeting in which the director neither votes nor is not counted in the quorum, such contract, transaction or arrangement shall be voidable by us except with respect to a bona fide party thereto who does not have notice of the director’s interests.

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

Matters relating to the remuneration of our directors shall be determined by the shareholders’ general meeting.

Dividends

A distribution of final dividends for any financial year is subject to shareholders’ approval. Except as otherwise decided by Shareholders’ meeting, the board of directors may make decision on the distribution of interim dividends.  Except as otherwise provided by laws and regulations, the sum of interim dividends shall not exceed 50 percents of the net profit for the half year interim period. Dividends may be distributed in the forms of cash, shares or other forms provided by laws, administrative rules or regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. A distribution of shares, however, must be approved by special resolution of the shareholders.

Dividends may only be distributed after allowance has been made for:

•                  recovery of losses, if any;

•                  allocations to the statutory surplus reserve fund; and

•                  allocations to a discretionary surplus reserve fund if approved by the shareholders.

The allocations to the statutory surplus reserve fund shall be 10% of our after-tax profits of the current year determined in accordance with ASBE. In the event that the statutory surplus reserve balance reaches fifty (50) percent of the registered capital of the Company, no allocation is needed.

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

All shareholders’ meetings must be convened by our board of directors by written notice given to shareholders no less than 45 days before the meeting, by our board of supervisors or certain qualified shareholders in case a shareholders’ meeting is not convened by our board of directors and board of supervisors. Shareholder(s) holding 10% or more the total number of shares of the Company have the right to convene and chair the interim shareholders’ general meeting or class shareholders’ meeting in accordance with the provisions in laws, administrative rules and the articles of association, in the event that the board of directors and the board of supervisors fail to convene and chair such meeting upon demand made by such shareholders. Based on the written replies received by us 20 days before a shareholders’ meeting, we shall calculate the number of voting shares represented by shareholders who have indicated that they intend to attend the meeting. Where the number of voting shares represented by those shareholders amount to more than one-half of our total voting shares, we may convene the shareholders’ general meeting (regardless of the number of shareholders who actually attend). Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders’ meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

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

Currently, the primary sources of shareholder rights are our articles of association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder, i.e., Sinopec Group Company. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for articles of association of Company Listing Overseas (the ‘‘Mandatory Provisions’’). These Mandatory Provisions become entrenched in that, once they are incorporated into the articles of association of a PRC company, any amendment to those provisions will only become effective after approval by the SASAC. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the articles of association of PRC companies listing H shares on the Hong Kong Stock Exchange (the ‘‘Additional Provisions’’). The Mandatory Provisions and the Additional Provisions have been incorporated into our articles of association.

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

On June 19, 2010, the PRC government decided to further promote the Renminbi exchange rate formation mechanism, and enhance the flexibility of RMB exchange rate.  Any fluctuation of exchange rate of the Renminbi against US dollars and Hong Kong dollars may have an effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. We cannot assure you that the fluctuation of exchange rate of the Renminbi against US dollars or other foreign currencies would not have a material and adverse effect on our operation and financial condition in the future. Information relating to the exchange risk, exchange rate and hedging activities is presented in “Item 11. Qualitative and Quantitative Disclosures about Market risk — Foreign Exchange Rate Risk”.

E.                        TAXATION

PRC Taxation

The following discussion addresses the principal PRC tax consequences of investing in the H shares or ADSs.

Taxation of Dividends

Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile and does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than one year, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by an applicable tax treaties.

Foreign Enterprises

In accordance with the new Enterprise Income Tax Law and its implementation rules that became effective on January 1, 2008, dividends derived from the revenues accumulated from January 1, 2008 and are paid to non-resident enterprises, which are established under the laws of non-PRC jurisdictions and have no establishment or place of business in China or whose dividends from China do not relate to their establishment or place of business in China, are generally subject to a PRC withholding tax levied at a rate of 10% unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. Dividends paid by PRC companies to resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, are not subject to any PRC withholding tax, unless the investment income are derived from the publicly traded shares which have been held continuously by the resident enterprises for less than twelve months. Dividends, bonuses and other return based on equity investment that a non-resident enterprise with establishment or place of business in China receives from a resident enterprise and that have actual connection with such establishment or place of business are also exempted from any PRC withholding tax, except for investment income derived from the publicly traded shares which have been held continuously by the resident enterprises for less than 12 months. Chinese resident enterprises are required to withhold PRC enterprise income tax at the rate of 10% on dividends paid for 2009 and later years’ earnings payable to their respective H Shares holders that are “non-resident enterprises,” except for those holders whose dividend income is not subject to PRC enterprise income tax pursuant to PRC governmental approval.

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

Under a tax treaty between United States and China, China may tax dividends paid by Sinopec Corp. to eligible US Holders up to a maximum of 10% of the gross amount of such dividend. Under the tax treaty, an eligible US Holder is a person who, by reason of domicile, residence, place of head office, place of incorporation or any other criterion of similar nature is liable to tax in the United States, subject to a detailed “treaty shopping” provision.

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

PRC Stamp Tax Considerations

Under the Provisional Regulations of The People’s Republic of China Concerning Stamp Tax, which became effective in October 1988, PRC stamp tax should not be imposed on the transfer of shares of H Shares or ADSs of PRC publicly traded companies.

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations that are anticipated to be material to US Holders (as defined below) relating to the acquisition, ownership and disposition of our H shares or ADSs.  This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), non-US Holders, investors who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, investors that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or US Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any state, local, non-United States, or alternative minimum tax considerations.  This summary only addresses investors that hold their H shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”).  US Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in H shares or ADSs.

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

For United States federal income tax purposes, US Holders of ADSs will be treated as the beneficial owners of the underlying H shares represented by the ADSs.  Accordingly, deposits or withdrawals of H shares for ADSs will not be subject to United States federal income tax.  A US Holder’s tax basis in withdrawn H shares will be the same as the tax basis in the ADSs surrendered, and the holding period of withdrawn H shares will include the period during which the holder held the surrendered ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.  For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets.  We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we were classified as a PFIC for the taxable year ending 2012 and we do not expect to be classified as a PFIC for the current taxable year ending 2013.  The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the value of our H shares or ADSs (of which we cannot control).  Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

The discussion below under “Dividends” and “Sale or Other Disposition” of H shares or ADSs assumes that we will not be classified as a PFIC for United States federal income tax purposes.  See the discussion below under the heading “Passive Foreign Investment Company Rules” for a brief summary of the PFIC rules.

Dividends

The gross amount of any cash distributions (including the amount of any tax withheld) paid on our H shares or ADSs out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be subject to tax as dividend income on the day actually or constructively received by a US Holder, in the case of H shares, or by the depositary bank, in the case of ADSs.  Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.  A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States.  There is currently a tax treaty in effect between the United States and the People’s Republic of China (the “U.S.-PRC Treaty”) which the Secretary of Treasury of the United States determined is satisfactory for these purposes and we believe that we are eligible for the benefits of such treaty.  Additionally, our ADSs trade on the New York Stock Exchange, an established securities market in the United States. Although we presently believe that we are a qualified foreign corporation for purposes of the reduced tax rate, no assurance can be given that we will continue to be treated as a qualified foreign corporation in the future.  US Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends under their particular circumstances.  Dividends received on H shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of H shares or ADSs

A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder’s adjusted tax basis in such H shares or ADSs.  Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes.  If any PRC tax were to be imposed on any gain from the disposition of H shares or ADSs, however, a US Holder that is eligible for the benefits of the U.S.- PRC Treaty may elect to treat the gain as non-United States source gain or loss.  The deductibility of a capital loss may be subject to limitations. The rules governing the foreign tax credit are complex and their outcome depends in large part on the US Holder’s individual facts and circumstances. Accordingly, US Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Commodity Price Risk

We engage in oil and gas operations and are exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on us. We use derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December 31, 2012 we had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. As of December 31, 2012, the fair value assets and fair value liabilities of these derivative financial instruments were RMB1,193 million and RMB1,072 million, respectively.

As of December 31, 2012, it is estimated that a general increase/decrease of US$10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase our net income and retained earnings by approximately RMB221 million, and decrease/increase our other reserves by approximately RMB152 million. This sensitivity analysis has been determined assuming that the change of prices was applied to our derivative financial instruments at balance sheet date with exposure to commodity price risk.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2012 and 2011. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2012 and 2011. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

(RMB equivalent in millions, except interest rate)

	As of December 31, 2012
	Expected Maturity Date						Total carrying	Fair
	2013	2014	2015	2016	2017	Thereafter	amount	value
Assets
Cash and cash equivalent
In US Dollar	1,243	—	—	—	—	—	1,243	1,243
In HK Dollar	67	—	—	—	—	—	67	67
In Japanese Yen	10	—	—	—	—	—	10	10
In Euro	38	—	—	—	—	—	38	38
Time deposits with financial institutions
In US Dollar	5	—	—	—	—	—	5	5
Liabilities
Debts in US Dollar
Fixed rate	5,167	52	52	52	38	115	5,476	5,483
Average interest rate	1.0%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	50,424	1	8	—	—	—	50,433	50,433
Average interest rate(1)	1.2%	4.9%	4.9%	—	—	—
Debts in Japanese Yen
Fixed rate	76	76	76	76	76	405	785	867
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in HK Dollar
Fixed rate	—	10,956	—	—	—	—	10,956	10,956
Average interest rate	—	4.20%	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—

(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2012.

(RMB equivalent in millions, except interest rate)

	As of December 31, 2011
	Expected Maturity Date						Total carrying	Fair
	2012	2013	2014	2015	2016	Thereafter	amount	value
Assets
Cash and cash equivalent
In US Dollar	292	—	—	—	—	—	292	292
In HK Dollar	25	—	—	—	—	—	25	25
In Japanese Yen	11	—	—	—	—	—	11	11
In Euro	21	—	—	—	—	—	21	21
Time deposits with financial institutions
In US Dollar	3	—	—	—	—	—	3	3
Liabilities
Debts in US Dollar
Fixed rate	1,655	53	53	53	53	154	2,021	2,022
Average interest rate	2.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	26,680	—	2	9	—	—	26,691	26,691
Average interest rate(2)	2.89%	4.89%	4.89%	4.89%	—	—
Debts in Japanese Yen
Fixed rate	307	84	84	84	84	533	1,176	1,287
Average interest rate	2.60%	2.60%	2.60%	2.60%	2.60%	2.60%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(2)	—	—	—	—	—	—
Debts in HK Dollar
Fixed rate	—	—	10,415	—	—	—	10,415	10,415
Average interest rate	—	—	4.2%	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(2)	—	—	—	—	—	—

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2012 and 2011.

(RMB equivalent in millions, except interest rate)

	As of December 31, 2012
	Expected Maturity Date						Total carrying	Fair
	2013	2014	2015	2016	2017	Thereafter	amount	value
Assets
Cash and cash equivalent
In Renminbi	9,098	—	—	—	—	—	9,098	9,098
In US Dollar	1,243	—	—	—	—	—	1,243	1,243
In HK Dollar	67	—	—	—	—	—	67	67
In Japanese Yen	10	—	—	—	—	—	10	10
In Euro	38	—	—	—	—	—	38	38
Time deposits with financial institutions
In Renminbi	403	—	—	—	—	—	403	403
In US Dollar	5	—	—	—	—	—	5	5
Liabilities
Debts in Renminbi
Fixed rate	45,220	31,827	11,245	—	52,066	51,850	192,208	186,093
Average interest rate	2.4%	2.1%	2.5%	2.4%	2.5%	1.4%
Variable rate	15,094	1,391	220	703	832	—	18,240	18,240
Average interest rate(1)	4.9%	5.4%	5.6%	6.0%	6.0%	—
Debts in US Dollar
Fixed rate	5,167	52	52	52	38	115	5,476	5,483
Average interest rate	1.0%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	50,424	1	8	—	—	—	50,433	50,433
Average interest rate(1)	1.2%	4.9%	4.9%	—	—	—
Debts in Japanese Yen
Fixed rate	76	76	76	76	76	405	785	867
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—
Debts in HK Dollar
Fixed rate	—	10,956	—	—	—	—	10,956	10,956
Average interest rate	—	4.20%	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—

(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2012.

(2) Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(RMB equivalent in millions, except interest rate)

	As of December 31, 2011
	Expected Maturity Date						Total carrying	Fair
	2012	2013	2014	2015	2016	Thereafter	amount	value
Assets
Cash and cash equivalent
In Renminbi	24,298	—	—	—	—	—	24,298	24,298
In US Dollar	292	—	—	—	—	—	292	292
In HK Dollar	25	—	—	—	—	—	25	25
In Japanese Yen	11	—	—	—	—	—	11	11
In Euro	21	—	—	—	—	—	21	21
Time deposits with financial institutions
In Renminbi	547	—	—	—	—	—	547	547
In US Dollar	3	—	—	—	—	—	3	3
Liabilities
Debts in Renminbi
Fixed rate	47,521	60	30,920	11,245	—	81,367	171,113	195,202
Average interest rate	2.2%	1.8%	1.9%	2.2%	2.0%	1.6%
Variable rate	4,210	15,245	889	335	125	—	20,804	20,804
Average interest rate(3)	—	—	—	—	6.27%	—
Debts in US Dollar
Fixed rate	1,655	53	53	53	53	154	2,021	2,022
Average interest rate	2.5%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	26,680	—	2	9	—	—	26,691	26,691
Average interest rate(3)	2.89%	4.89%	4.89%	4.89%	—	—
Debts in Japanese Yen
Fixed rate	307	84	84	84	84	533	1,176	1,287
Average interest rate	2.60%	2.60%	2.60%	2.60%	2.60%	2.60%
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(3)	—	—	—	—	—	—
Debts in HK Dollar
Fixed rate	—	—	10,415	—	—	—	10,415	10,415
Average interest rate	—	—	4.2%	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(3)	—	—	—	—	—	—

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

•             such expenses as are incurred with the compliance with the foreign currency control, ADSs and other deposited securities related laws, regulations and rules; and

•             any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, Depositary, or the agents of the Custodian or Depositary, in connection with the servicing of deposited securities.

Depositary Payments for the Year 2012

In 2012, Citibank, N.A., the Depositary for our ADR program, provided reimbursement for our expenses related to the listing and investor’ relations activities as follows:

•                  reimbursement of application fees: US$52,534.21

•                  reimbursement of data infrastructure fees: US$10,183.81

•                  reimbursement of proxy procedure fees: US$102,036.50

•                  reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency) : US$274,654.64

•                  the accounting committee and accounting standard committee of public company: US$69,218.28

•                  Total: US$508,627.44

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                        MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.                        USE OF PROCEEDS

Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2011 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2012. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on these criteria.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Board of Directors and Shareholders

China Petroleum & Chemical Corporation:

We have audited China Petroleum & Chemical Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO). China Petroleum & Chemical Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Petroleum & Chemical Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Petroleum & Chemical Corporation and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

March 22, 2013

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                      RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Ms. Bao Guoming qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F.  Ms. Bao was appointed as an independent non-executive director and a manager of the audit committee of the fifth board of our company in 2012. For Mr. Bao’s biographical information, see “Item 6 Directors, Senior Management and Employees — A. Directors, members of the supervisory committee and senior management.”

ITEM 16B. CODE OF ETHICS

As of the date of this annual report, we do not have, in form, a code of ethics that solely applies to our principal executive officer, principal financial officer and principal accounting officer.  Our principal executive officers, Mr. Fu Chengyu (Chairman) and Mr. Wang Tianpu (Vice Chairman and President), currently also serve as our directors and are thus subject to the director service contracts that they have with us. Our principal financial officer, Mr. Wang Xinhua (CFO) is subject to the employment contract that he has with us. Under such contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry any activities detrimental to the interests of our company.  Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2011 and 2012.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2011	RMB81 million	—	—	—
2012	RMB83 million	—	—	—

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG has served as our independent registered public accounting firm for the audit of our consolidated financial statements for more than 10 years. On March 22, 2013, our board of directors approved the proposed change of our independent registered public accounting firm, KPMG, after the completion of the audit of our consolidated financial statements for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012, based on recommendation from our audit committee. Such change in our principal accountants is due to the relevant regulations issued by the Ministry of Finance and the State-Owned Assets Supervision and Administration Commission of the PRC. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a State-owned enterprise and its subsidiaries. As a result, we are required not to re-appoint KPMG as our principal accountant at the annual general meeting to be held in May 2013.

The audit reports of KPMG on our consolidated financial statements as of and for the fiscal years ended December 31, 2011 and 2012 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and through April 11, 2013, there have been no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).We have provided a copy of the foregoing disclosure to KPMG and requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agrees with such disclosure. A copy of the letter from KPMG addressed to the SEC, dated April 11, 2013, is filed as Exhibit 15.1 to this Form 20-F.

With the approvals of our board and the audit committee, we resolved to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the name will be changed to PricewaterhouseCoopers Zhong Tian LLP), or PwC as our principal independent registered public accounting firm for the year 2013, which is subject to the approval of shareholders at our forthcoming 2012 annual general meeting.

During the two most recent fiscal years and through April 11, 2013, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PwC or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).  Also, during the two most recent fiscal years and through April 11, 2013, we have not obtained any written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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
Corporate governance guidelines

Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, director compensation, director continuing education, annual performance evaluation of the board of directors, etc.

PRC corporate governance rules promulgated by China Securities Regulatory Commission prescribe detailed guidelines on directors of the listed companies, including director selection, the structure of the board of directors and director performance evaluation etc.

The Company has complied with the above mentioned laws or rules.
Director Independence

A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent’’ unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company, or if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

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

It is stipulated in China that the board of directors of a listed company may, subject to shareholders’ resolution, have a compensation and assessment committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

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

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Securities Exchange Act of 1934 (the “Exchange Act”). It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3(b)(1) of the Exchange Act.

It is stipulated in China that the board of directors of a listed company may, subject to shareholders’ resolution,  establish an audit committee composed entirely of directors, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

The audit committee must have a written charter that specifies the purpose of the audit committee is, at minimum, to assist the board oversight of the integrity of financial statements, the company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.

In addition, the written charter must require the audit committee to prepare an audit committee report as required by the SEC to be included in the listed company’s annual proxy statement as well as an annual performance evaluation of the audit committee.

The written charter must also specify the duties and responsibilities of the audit committee, which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as other duties and responsibilities such as to obtain and review a report by the independent auditor at least annually, meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and independent auditor.

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

Each listed company must have an internal audit department.

Shareholder approval of equity compensation plan

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for, among others, plans that are made available to shareholders generally, such as typical dividend reinvestment plan and certain awards and plans in the context of mergers and acquisitions.

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

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.

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

1.1*	Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 11, 2012 (English translation).

1.2*	Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on October 16, 2012 (English translation).

4.1*	Forms of Director Service Contracts dated May 11, 2012 (English translation).

4.2*	Forms of Supervisor Service Contracts dated May 11, 2012 (English translation).

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

4.17**

2004 Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated October 31, 2004 (English translation), incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.18**

Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation), incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.19**

Supplemental Agreement on Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation), incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.19.1**

Continuing Connected Transactions Second Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 21, 2009 (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010 (File Number: 001-15138).

4.19.2*	Continuing Connected Transactions Third Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English translation).

4.20**

Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2008 (English Translation), incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 20, 2009 (File Number: 001-15138).

4.20.1*	Land Use Rights Leasing Agreement Third Amendment Memo between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English Translation).

8*	A list of the Registrant’s subsidiaries.

12.1*	Certification of Chairman pursuant to Rule 13a-14(a).

12.2*	Certification of President pursuant to Rule 13a-14(a).

12.3*	Certification of CFO pursuant to Rule 13a-14(a).

13*	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b).

15.1*	Letter from KPMG regarding Item 16F of this annual report.

*   Filed herewith.

** Incorporated by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ HUANG, Wensheng
Name:	HUANG, Wensheng
Title:	Secretary to the Board of Directors

Date: April 11, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

China Petroleum & Chemical Corporation:

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and its subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Petroleum & Chemical Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 22, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG

Hong Kong, China

March 22, 2013

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB
Operating revenues
Sales of goods		1,876,758	2,463,767	2,733,618
Other operating revenues	3	36,424	41,916	52,427
		1,913,182	2,505,683	2,786,045

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,477,126)	(2,027,646)	(2,301,199)
Selling, general and administrative expenses	4	(51,048)	(58,960)	(61,174)
Depreciation, depletion and amortization		(59,253)	(63,816)	(70,456)
Exploration expenses, including dry holes		(10,955)	(13,341)	(15,533)
Personnel expenses	5	(39,030)	(45,428)	(51,767)
Taxes other than income tax	6	(157,189)	(189,949)	(188,483)
Other operating (expenses)/income, net	7	(13,607)	(1,013)	1,229
Total operating expenses		(1,808,208)	(2,400,153)	(2,687,383)
Operating income		104,974	105,530	98,662

Finance costs
Interest expense	8	(7,972)	(9,241)	(11,217)
Interest income		660	1,584	1,254
Unrealized (loss) / gain on embedded derivative component of the convertible bonds	23(c) a nd (e)	(127)	1,259	(62)
Net foreign currency exchange gains		465	1,113	144
Net finance costs		(6,974)	(5,285)	(9,881)
Investment income		273	168	235
Income from associates and jointly controlled entities		5,390	4,152	1,626
Earnings before income tax		103,663	104,565	90,642
Tax expense	9	(25,681)	(26,120)	(23,846)
Net income		77,982	78,445	66,796

Attributable to:
Equity shareholders of the Company		71,782	73,225	63,879
Non-controlling interests		6,200	5,220	2,917
Net income		77,982	78,445	66,796

Earnings per share:
Basic	11	0.83	0.84	0.74
Diluted	11	0.82	0.81	0.71

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

		Years ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB

Net income		77,982	78,445	66,796

Other comprehensive income for the year (after tax and reclassification adjustments)	10
Cash flow hedges		(221)	142	(151)
Available-for-sale securities		(9)	(15)	26
Share of other comprehensive income of associates		(533)	(179)	80
Foreign currency translation differences		(1,360)	(676)	(44)
Total other comprehensive income		(2,123)	(728)	(89)

Total comprehensive income for the year		75,859	77,717	66,707

Attributable to:
Equity shareholders of the Company		69,775	72,735	63,814
Non-controlling interests		6,084	4,982	2,893
Total comprehensive income for the year		75,859	77,717	66,707

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

(Amounts in millions)

		December 31,
	Note	2011	2012
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		24,647	10,456
Time deposits with financial institutions		550	408
Trade accounts receivable, net	12	58,721	81,395
Bills receivable		27,961	20,045
Inventories	13	203,417	218,262
Prepaid expenses and other current assets	14	27,459	34,449
Total current assets		342,755	365,015
Non-current assets
Property, plant and equipment, net	15	565,936	588,969
Construction in progress	16	111,311	168,977
Goodwill	17	8,212	6,257
Interest in associates	18	25,692	28,812
Interest in jointly controlled entities	19	19,992	21,388
Investments	20	1,829	2,001
Deferred tax assets	22	12,706	14,288
Lease prepayments		26,101	36,240
Long-term prepayments and other assets	21	29,994	34,746
Total non-current assets		801,773	901,678
Total assets		1,144,528	1,266,693
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	23	68,224	73,063
Loans from Sinopec Group Company and its affiliates	23	12,149	42,919
Trade accounts payable	24	177,002	215,628
Bills payable	24	5,933	6,656
Accrued expenses and other payables	25	176,878	169,062
Income tax payable		4,054	6,045
Total current liabilities		444,240	513,373
Non-current liabilities
Long-term debts	23	116,894	124,518
Loans from Sinopec Group Company and its affiliates	23	37,563	37,598
Deferred tax liabilities	22	15,181	16,043
Provisions	26	18,381	21,591
Other liabilities		4,925	5,534
Total non-current liabilities		192,944	205,284
Total liabilities		637,184	718,657
Equity
Share capital	27	86,702	86,820
Reserves	28	385,626	424,094
Total equity attributable to equity shareholders of the Company		472,328	510,914
Non-controlling interests		35,016	37,122
Total equity		507,344	548,036
Total liabilities and equity		1,144,528	1,266,693

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2010	86,702	(17,911)	18,072	48,031	67,000	5,512	172,109	379,515	25,991	405,506
Net income	—	—	—	—	—	—	71,782	71,782	6,200	77,982
Other comprehensive income	—	—	—	—	—	(2,007)	—	(2,007)	(116)	(2,123)
Total comprehensive income for the year	—	—	—	—	—	(2,007)	71,782	69,775	6,084	75,859
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Warrants exercised	—	—	2	—	—	—	—	2	—	2
Expiry of warrants	—	(6,879)	6,879	—	—	—	—	—	—	—
Final dividend for 2009	—	—	—	—	—	—	(9,537)	(9,537)	—	(9,537)
Interim dividend for 2010	—	—	—	—	—	—	(6,936)	(6,936)	—	(6,936)
Appropriation (Note 28 (c))	—	—	—	6,680	20,000	—	(26,680)	—	—	—
Transfer from retained earnings to other reserves	—	—	—	—	—	1,672	(1,672)	—	—	—
Transfer from other reserves to capital reserve	—	(8,310)	—	—	—	8,310	—	—	—	—
Consideration for the Acquisition of SSI (Note 1)	—	—	—	—	—	(13,177)	—	(13,177)	—	(13,177)
Distribution to Sinopec Group Company	—	(29)	—	—	—	—	—	(29)	—	(29)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(643)	(643)
Total contributions by and distributions to owners	—	(15,218)	6,881	6,680	20,000	(3,195)	(44,825)	(29,677)	(643)	(30,320)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(9)	—	—	—	—	—	(9)	—	(9)
Total transactions with owners	—	(15,227)	6,881	6,680	20,000	(3,195)	(44,825)	(29,686)	(643)	(30,329)
Others(Note 28(i))	—	—	—	—	—	1,325	(1,325)	—	—	—
Balance as of December 31, 2010	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2011	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036
Net income	—	—	—	—	—	—	73,225	73,225	5,220	78,445
Other comprehensive income	—	—	—	—	—	(490)	—	(490)	(238)	(728)
Total comprehensive income for the year	—	—	—	—	—	(490)	73,225	72,735	4,982	77,717
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2010	—	—	—	—	—	—	(11,271)	(11,271)	—	(11,271)
Interim dividend for 2011	—	—	—	—	—	—	(8,670)	(8,670)	—	(8,670)
Appropriation (Note 28 (c) and (d))	—	—	—	6,552	30,000	—	(36,552)	—	—	—
Distribution to Sinopec Group Company	—	(27)	—	—	—	—	—	(27)	—	(27)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(1,374)	(1,374)
Total contributions by and distributions to owners	—	(27)	—	6,552	30,000	—	(56,493)	(19,968)	(1,374)	(21,342)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(43)	—	—	—	—	—	(43)	(24)	(67)
Total transactions with owners	—	(70)	—	6,552	30,000	—	(56,493)	(20,011)	(1,398)	(21,409)
Others (Note 28(i))	—	—	—	—	—	1,790	(1,790)	—	—	—
Balance as of December 31, 2011	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to equity shareholders of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2012	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344
Net income	—	—	—	—	—	—	63,879	63,879	2,917	66,796
Other comprehensive income	—	—	—	—	—	(65)	—	(65)	(24)	(89)
Total comprehensive income for the year	—	—	—	—	—	(65)	63,879	63,814	2,893	66,707
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 27)	118	—	799	—	—	—	—	917	—	917
Final dividend for 2011	—	—	—	—	—	—	(17,364)	(17,364)	—	(17,364)
Interim dividend for 2012	—	—	—	—	—	—	(8,682)	(8,682)	—	(8,682)
Appropriation (Note 28 (c))	—	—	—	6,340	—	—	(6,340)	—	—	—
Rights issue of shares by a subsidiary, net of issuance costs (Note 28(h))	—	(18)	—	—	—	—	—	(18)	781	763
Distribution to Sinopec Group Company	—	(2)	—	—	—	—	—	(2)	—	(2)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(1,462)	(1,462)
Total contributions by and distributions to owners	118	(20)	799	6,340	—	—	(32,386)	(25,149)	(681)	(25,830)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(79)	—	—	—	—	—	(79)	(106)	(185)
Total transactions with owners	118	(99)	799	6,340	—	—	(32,386)	(25,228)	(787)	(26,015)
Others (Note 28(i))	—	—	—	—	—	435	(435)	—	—	—
Balance as of December 31, 2012	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

		Years ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	170,333	150,622	142,380
Investing activities
Capital expenditure		(106,371)	(131,737)	(145,663)
Exploratory wells expenditure		(7,392)	(10,517)	(11,403)
Purchase of investments, investments in associates and investments in jointly controlled entities		(11,310)	(7,488)	(10,246)
Proceeds from disposal of investments and investments in associates		1,687	3,039	1,384
Proceeds from disposal of property, plant and equipment		16,126	1,216	325
Purchase of time deposits with financial institutions		(3,522)	(5,801)	(2,239)
Proceeds from maturity of time deposits with financial institutions		3,626	6,383	2,381
Interest received		660	1,584	1,254
Investment and dividend income received		1,335	2,961	2,429
Payments for derivative financial instruments		(5,273)	(3,768)	(2,908)
Proceeds from derivative financial instruments		4,646	3,679	2,489
Net cash used in investing activities		(105,788)	(140,449)	(162,197)
Financing activities
Proceeds from issuance of corporate bonds		21,000	5,000	80,000
Proceeds of issuance of 2011 Convertible Bonds, net of issuing expenses		—	22,889	—
Proceeds from warrants exercised		2	—	—
Proceeds from bank and other loans		663,491	536,397	850,317
Repayments of corporate bonds and redemption of 2007 Convertible Bonds		(31,000)	(6,036)	(68,500)
Repayments of bank and other loans		(672,804)	(532,667)	(820,067)
Distributions by subsidiaries to non-controlling interests		(1,051)	(1,812)	(2,807)
Contributions to subsidiaries from non-controlling interests		408	117	1,474
Acquisitions of non-controlling interests of subsidiaries		—	(36)	(152)
Dividend paid		(16,391)	(19,469)	(25,486)
Interest paid		(6,739)	(6,899)	(9,151)
Distributions to Sinopec Group Company		(13,210)	—	—
Net cash used in financing activities		(56,294)	(2,516)	5,628
Net increase /(decrease) in cash and cash equivalents		8,251	7,657	(14,189)
Cash and cash equivalents as of January 1		8,782	17,008	24,647
Effect of foreign currency exchange rate changes		(25)	(18)	(2)
Cash and cash equivalents as of December 31		17,008	24,647	10,456

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in millions)

(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Operating activities
Earnings before income tax	103,663	104,565	90,642
Adjustment for:
Depreciation, depletion and amortization	59,253	63,816	70,456
Dry hole costs written off	4,986	5,979	7,988
Income from associates and jointly controlled entities	(5,390)	(4,152)	(1,626)
Investment income	(273)	(168)	(235)
Interest income	(660)	(1,584)	(1,254)
Interest expense	7,972	9,241	11,217
Unrealized gain on foreign currency exchange rate changes and derivative financial instruments	(438)	(1,679)	(190)
Gain on disposal of property, plant and equipment, net	(253)	(754)	(16)
Impairment losses on long-lived assets	14,477	2,809	1,014
Unrealized loss / (gain) on embedded derivative component of the convertible bonds	127	(1,259)	62
	183,464	176,814	178,058
Increase in trade accounts receivable	(16,500)	(15,628)	(22,674)
(Increase)/decrease in bills receivable	(13,840)	(12,011)	7,916
Increase in inventories	(14,819)	(46,871)	(14,845)
Increase in prepaid expenses and other current assets	(7,062)	(3,189)	(8,245)
Increase in lease prepayments	(3,196)	(5,776)	(10,139)
Decrease in long-term prepayments and other assets	2,831	5,815	7,549
Increase in trade accounts payable	35,765	44,474	38,626
(Decrease)/increase in bills payable	(19,293)	2,115	723
Increase/(decrease) in accrued expenses and other payables	37,288	33,809	(12,040)
(Decrease)/increase in other liabilities	(147)	868	129
	184,491	180,420	165,058
Income tax paid	(14,158)	(29,798)	(22,678)
Net cash generated from operating activities	170,333	150,622	142,380

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

As the Group and SSI are under the common control of Sinopec Group Company, the Acquisition of SSI has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the SSI have been accounted for at historical cost and the consolidated financial statements of the Company prior to these acquisition have been restated to include the results of operations and the assets and liabilities of SSI on a combined basis. The differences between the total consideration paid over the amounts of the net assets of SSI were RMB 8,310, which were accounted for as equity transactions.

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 22, 2013.

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. There have been no significant changes to the accounting policy applied in these financial statements for the periods presented as a result of these developments.

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

Certain comparative figures have been reclassified to conform with presentation adopted in the financial statements.

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

Buildings	12to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)           Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalized. The cost of exploratory wells is initially capitalized as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalized costs relating to proved properties are amortized at the field level on a unit-of-production method. The amortization rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

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

(n)             Impairment of assets

(i)           Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized.

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

(w)         Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 4,835, RMB 4,862 and RMB 5,842 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

3.                 OTHER OPERATING REVENUES

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Sale of materials, service and others	36,032	41,479	51,918
Rental income	392	437	509
	36,424	41,916	52,427

4.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Operating lease charges	10,452	11,231	11,646
Impairment losses
- trade accounts receivable	48	51	44
- other receivables	308	212	47

5.                  PERSONNEL EXPENSES

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Salaries, wages and other benefits	34,018	40,034	45,164
Contributions to retirement schemes (Note 31)	5,012	5,394	6,603
	39,030	45,428	51,767

6.                  TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Consumption tax (i)	117,928	126,023	129,044
Special oil income levy (ii)	19,760	37,600	29,319
City construction tax (iii)	11,277	13,018	12,443
Education surcharge	6,339	9,441	9,436
Resources tax	1,318	3,185	7,610
Business tax	567	682	631
	157,189	189,949	188,483

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

(iii)    City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

7.                   OTHER OPERATING EXPENSES/(INCOME), NET

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Fines, penalties and compensations	69	236	181
Donations	177	90	231
Gain on disposal of property, plant and equipment, net	(253)	(754)	(133)
Impairment losses on long-lived assets (Note i)	14,477	2,809	1,014
Net realized and unrealized losses on derivative financial instruments not qualified as hedging	55	132	68
Ineffective portion of change in fair value of cash flow hedges	(16)	(134)	(1)
Government grants (Note ii)	(1,196)	(1,497)	(2,926)
Others	294	131	337
	13,607	1,013	(1,229)

Note:

(i)                 The primary factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 1,889, RMB 2,153 and RMB 1,006 on property, plant and equipment (Note 15) for the years ended December 31, 2010, 2011 and 2012, respectively, and impairment losses of RMB 1,361 on goodwill in respect of Dynamic cash generating unit for the year ended December 31, 2010 was unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the asset using a pre-tax discount rate for the years ended December 31, 2010, 2011 and 2012, respectively. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the asset and had an impact on the recognition of the asset impairment.

Impairment losses recognized for the chemicals segment were RMB 5,121, RMB 308 and nil for the years ended December 31, 2010, 2011 and 2012, respectively, and comprised of impairment losses of RMB 2,953 and RMB 308 on property, plant and equipment (Note 15) for the years ended December 31, 2010 and 2011, respectively, and impairment loss of RMB 2,168 on goodwill in respect of Sinopec Qilu cash generating unit for the year ended December 31, 2010. Impairment losses recognized for the refining segment were RMB 4,902, RMB 78 and nil for the years ended December 31, 2010, 2011 and 2012, respectively, and comprised of impairment losses of RMB 1,649 and RMB 78 on property, plant and equipment (Note 15) for the years ended December 31, 2010 and 2011, respectively, impairment loss of RMB 2,737 on goodwill in respect of Sinopec Yangzi cash generating unit for the year ended December 31, 2010, and impairment losses of RMB 516 on construction in progress for the years ended December 31, 2010, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates for the years ended December 31, 2010, 2011 and 2012, respectively. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 1,183, RMB 269 and RMB 8 for the years ended December 31, 2010, 2011 and 2012, respectively, and comprised of impairment losses of RMB 1,055, RMB 241 and RMB 8 on property, plant and equipment (Note 15) for the years ended December 31, 2010, 2011 and 2012, respectively, and impairment losses of RMB 128 and RMB 28 on construction in progress (Note 16) for the years ended December 31, 2010 and 2011, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area                                     .

(ii)              Government grants for the years ended December 31, 2010, 2011 and 2012 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of these grants.

8.                   INTEREST EXPENSE

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Interest expense incurred	8,664	9,398	12,069
Less: Interest expense capitalized*	(1,266)	(898)	(1,708)
	7,398	8,500	10,361
Accretion expenses (Note 26)	574	741	856
Interest expense	7,972	9,241	11,217
* Interest rates per annum at which borrowing costs were capitalized for construction in progress	3.0% to 6.5%	3.1% to 6.9%	2.6% to 6.2%

9.                   INCOME TAX

Income tax in the consolidated statements of income represents:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Current tax
- Provision for the year	22,177	22,731	23,950
- (Over) / under provision in prior years	(299)	367	572
Deferred taxation (Note 22)	3,803	3,022	(676)
	25,681	26,120	23,846

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Earnings before income tax	103,663	104,565	90,642
Expected PRC income tax expense at statutory tax rates of 25%	25,915	26,141	22,661
Tax effect of preferential tax rate (Note)	(1,525)	(1,825)	(2,080)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	2,639	1,587	1,911
Tax effect of non-deductible expenses	2,361	542	536
Tax effect of non-taxable income	(1,839)	(1,565)	(707)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(1,663)	(394)	(190)
Tax effect of tax losses not recognized	92	734	963
Write-down of deferred tax assets	—	533	180
(Over) / under -provision in prior years	(299)	367	572
Actual income tax expense	25,681	26,120	23,846

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

10                OTHER COMPREHENSIVE INCOME

(a) Tax effects relating to each component of other comprehensive income

	Years ended December 31,
	2010			2011			2012
	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges	(263)	42	(221)	166	(24)	142	(180)	29	(151)
Available-for-sale securities	(9)	—	(9)	(16)	1	(15)	26	—	26
Share of other comprehensive income of associates	(533)	—	(533)	(179)	—	(179)	80	—	80
Foreign currency translation differences	(1,360)	—	(1,360)	(676)	—	(676)	(44)	—	(44)
Other comprehensive income	(2,165)	42	(2,123)	(705)	(23)	(728)	(118)	29	(89)

(b) Reclassification adjustments relating to components of other comprehensive income

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(682)	(2,926)	(438)
Amounts transferred to initial carrying amount of hedged items	53	(14)	—
Reclassification adjustments for amounts transferred to the cost of inventories for the year	366	3,106	258
Net deferred tax benefit/(expense) recognized in other comprehensive income	42	(24)	29
Net movement during the year recognized in other comprehensive income	(221)	142	(151)

Available-for-sale securities:
Changes in fair value recognized during the year	(6)	(16)	26
Gain on disposal transferred to the consolidated statements of income	(3)	—	—
Net deferred tax benefit recognized in other comprehensive income	—	1	—
Net movement during the year recognized in other comprehensive income	(9)	(15)	26

Share of other comprehensive income of associates:
Net movement during the year recognized in other comprehensive income	(533)	(179)	80

Foreign currency translation differences:
Net movement during the year recognized in other comprehensive income	(1,360)	(676)	(44)

11.                   BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2010, 2011 and 2012 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 71,782, RMB 73,225 and RMB 63,879, respectively, and the weighted average number of the shares of 86,702,513,472, 86,702,538,041 and 86,810,557,493, respectively. The calculation of diluted earnings per share for the years ended December 31, 2010, 2011 and 2012 is based on the net income attributable to ordinary equity shareholders of the Company of RMB 72,003, RMB 72,938 and RMB 64,482, respectively, and the weighted average number of the shares of 87,789,874,067, 89,795,334,781, and 91,086,256,256, respectively, calculated as follows:

(i)                Net income attributable to ordinary equity shareholders of the Company (diluted)

	2010	2011	2012
	RMB	RMB	RMB
Net income attributable to ordinary equity shareholders of the Company	71,782	73,225	63,879
After tax effect of interest expense (net of exchange gain) of the convertible bonds	126	657	556
After tax effect of unrealized loss/(gain) on embedded derivative component of the convertible bonds	95	(944)	47
Net income attributable to ordinary equity shareholders of the Company (diluted)	72,003	72,938	64,482

(ii)             Weighted average number of shares (diluted)

	2010	2011	2012
	Number of	Number of	Number of
	shares	shares	shares
Weighted average number of shares as of December 31	86,702,513,472	86,702,538,041	86,810,557,493
Effect of conversion of the 2007 Convertible Bonds	1,087,360,595	1,084,859,551	1,093,640,860
Effect of conversion of the 2011 Convertible Bonds	—	2,007,937,189	3,182,057,903
Weighted average number of shares (diluted) as of December 31	87,789,874,067	89,795,334,781	91,086,256,256

12.            TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2011	2012
	RMB	RMB
Amounts due from third parties	44,344	63,311
Amounts due from Sinopec Group Company and its affiliates	6,185	7,207
Amounts due from associates and jointly controlled entities	9,204	11,576
	59,733	82,094
Less: Impairment losses for bad and doubtful debts	(1,012)	(699)
Trade accounts receivable, net	58,721	81,395

Impairment losses for bad and doubtful debts are analyzed as follows:

	2010	2011	2012
	RMB	RMB	RMB
Balance as of January 1	1,921	1,322	1,012
Impairment losses recognized for the year	48	51	44
Reversal of impairment losses	(130)	(124)	(155)
Written off	(517)	(237)	(202)
Balance as of December 31	1,322	1,012	699

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and its affiliates are repayable under the same terms.

Trade accounts receivable (net of impairment losses for bad and doubtful debts) primarily represents receivable that is neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

13.        INVENTORIES

	December 31,
	2011	2012
	RMB	RMB
Crude oil and other raw materials	113,918	115,025
Work in progress	14,989	20,734
Finished goods	71,853	79,494
Spare parts and consumables	4,039	3,500
	204,799	218,753
Less: Allowance for diminution in value of inventories	(1,382)	(491)
	203,417	218,262

Allowance for diminution in value of inventories is analyzed as follows:

	2010	2011	2012
	RMB	RMB	RMB
Balance as of January 1	1,038	1,091	1,382
Allowance for the year	1,087	3,264	7,419
Reversal of allowance on disposal	(77)	(122)	(378)
Written off	(957)	(2,851)	(7,943)
Other increase	—	—	11
Balance as of December 31	1,091	1,382	491

During the years ended December 31, 2010, 2011 and 2012, costs of inventories recognized as an expense in the consolidated statements of income were RMB 1,542,923, RMB 2,092,421 and RMB 2,372,215, respectively. Such costs include the write-down of inventories that was primarily related to the refining and chemicals segment, of RMB 1,087, RMB 3,264 and RMB 7,419, respectively, and the reversal of write-down of inventories of RMB 1,034, RMB 2,973 and RMB 8,321, respectively, that was mainly due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statements of income.

14.         PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2011	2012
	RMB	RMB
Advances to third parties	869	906
Amounts due from Sinopec Group Company and its affiliates	821	932
Amounts due from associates and jointly controlled entities	984	1,970
Other receivables	963	963
Loans and receivables	3,637	4,771

Purchase deposits and other assets	5,273	6,814
Prepaid value-added tax and customs duty	17,458	21,671
Available-for-sale financial assets	200	—
Derivative financial instruments — hedging	837	1,006
Derivative financial instruments — non-hedging	54	187
	27,459	34,449

15.          PROPERTY, PLANT AND EQUIPMENT, NET

By segment:

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2011	499,802	212,385	127,123	214,946	13,555	1,067,811
Additions	2,464	79	1,664	277	174	4,658
Transferred from construction in progress	50,774	19,337	12,984	4,692	1,845	89,632
Reclassification	2	2,524	100	(2,389)	(237)	—
Reclassification to lease prepayments and other assets	—	(57)	(2,397)	(9)	(5)	(2,468)
Exchange adjustment	(1,372)	—	(142)	—	(18)	(1,532)
Disposals	(1,174)	(2,666)	(2,545)	(2,700)	(357)	(9,442)
Balance as of December 31, 2011	550,496	231,602	136,787	214,817	14,957	1,148,659

Balance as of January 1, 2012	550,496	231,602	136,787	214,817	14,957	1,148,659
Additions	3,034	89	996	205	14	4,338
Transferred from construction in progress	58,201	19,615	12,318	6,625	1,024	97,783
Contributed to a jointly controlled entity	—	(3)	—	(268)	—	(271)
Reclassification	(410)	5,598	399	(8,035)	2,448	—
Reclassification to lease prepayments and other assets	—	(51)	(8,707)	(233)	(1,142)	(10,133)
Exchange adjustment	(69)	—	—	—	(3)	(72)
Disposals	(2,319)	(2,588)	(1,294)	(2,900)	(117)	(9,218)
Balance as of December 31, 2012	608,933	254,262	140,499	210,211	17,181	1,231,086

Accumulated depreciation:
Balance as of January 1, 2011	239,032	104,511	39,444	139,332	4,792	527,111
Depreciation charge for the year	35,288	11,356	6,496	8,087	1,028	62,255
Impairment losses for the year (Note 7(i))	2,153	78	241	308	1	2,781
Reclassification	(3)	2,529	4	(2,515)	(15)	—
Reclassification to lease prepayments and other assets	—	(2)	(328)	—	—	(330)
Exchange adjustment	(523)	—	(61)	—	(2)	(586)
Written back on disposals	(1,114)	(2,442)	(2,034)	(2,589)	(329)	(8,508)
Balance as of December 31, 2011	274,833	116,030	43,762	142,623	5,475	582,723

Balance as of January 1, 2012	274,833	116,030	43,762	142,623	5,475	582,723
Depreciation charge for the year	39,103	12,119	7,401	8,479	1,078	68,180
Impairment losses for the year (Note 7(i))	1,006	—	8	—	—	1,014
Contributed to a jointly controlled entity	—	(1)	—	(218)	—	(219)
Reclassification	2,815	2,580	(1,005)	(5,404)	1,014	—
Reclassification to lease prepayments and other assets	—	(14)	(2,192)	(62)	—	(2,268)
Exchange adjustment	(32)	—	—	—	—	(32)
Written back on disposals	(1,938)	(1,664)	(947)	(2,623)	(109)	(7,281)
Balance as of December 31, 2012	315,787	129,050	47,027	142,795	7,458	642,117

Net book value:
Balance as of January 1, 2011	260,770	107,874	87,679	75,614	8,763	540,700
Balance as of December 31, 2011	275,663	115,572	93,025	72,194	9,482	565,936
Balance as of December 31, 2012	293,146	125,212	93,472	67,416	9,723	588,969

By asset class:

	Buildings	Oil and gas properties	Plant, machinery, equipment and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2011	66,253	421,600	579,958	1,067,811
Additions	196	2,421	2,041	4,658
Transferred from construction in progress	5,282	46,701	37,649	89,632
Reclassification	(1,987)	16	1,971	—
Reclassification to lease prepayments and other assets	(598)	—	(1,870)	(2,468)
Exchange adjustment	(62)	(1,372)	(98)	(1,532)
Disposals	(608)	(188)	(8,646)	(9,442)
Balance as of December 31, 2011	68,476	469,178	611,005	1,148,659

Balance as of January 1, 2012	68,476	469,178	611,005	1,148,659
Additions	369	2,848	1,121	4,338
Transferred from construction in progress	4,445	44,829	48,509	97,783
Contributed to a jointly controlled entity	—	—	(271)	(271)
Reclassification	15,696	(65,498)	49,802	—
Reclassification to lease prepayments and other assets	(1,740)	—	(8,393)	(10,133)
Exchange adjustment	(2)	(69)	(1)	(72)
Disposals	(1,029)	—	(8,189)	(9,218)
Balance as of December 31, 2012	86,215	451,288	693,583	1,231,086

Accumulated depreciation:
Balance as of January 1, 2011	33,044	204,555	289,512	527,111
Depreciation charge for the year	2,531	31,560	28,164	62,255
Impairment losses for the year	37	2,153	591	2,781
Reclassification	47	14	(61)	—
Reclassification to lease prepayments and other assets	(21)	—	(309)	(330)
Exchange adjustment	(25)	(523)	(38)	(586)
Written back on disposals	(525)	(167)	(7,816)	(8,508)
Balance as of December 31, 2011	35,088	237,592	310,043	582,723

Balance as of January 1, 2012	35,088	237,592	310,043	582,723
Depreciation charge for the year	2,757	30,293	35,130	68,180
Impairment losses for the year	—	1,006	8	1,014
Contributed to a jointly controlled entity	—	—	(219)	(219)
Reclassification	(2,864)	(16,645)	19,509	—
Reclassification to lease prepayments and other assets	(158)	—	(2,110)	(2,268)
Exchange adjustment	—	(32)	—	(32)
Written back on disposals	(333)	—	(6,948)	(7,281)
Balance as of December 31, 2012	34,490	252,214	355,413	642,117

Net book value:
Balance as of January 1, 2011	33,209	217,045	290,446	540,700
Balance as of December 31, 2011	33,388	231,586	300,962	565,936
Balance as of December 31, 2012	51,725	199,074	338,170	588,969

Note:

The additions to the exploration and production segment and oil and gas properties of the Group for the years ended December 31, 2011 and 2012 included RMB 2,425 and RMB 2,833, respectively, of the estimated dismantlement costs for site restoration (Note 26).

16.                          CONSTRUCTION IN PROGRESS

	Exploration and production	Refining	Marketing and distribution	Chemicals	Corporate and others	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2011	30,374	20,675	27,312	8,985	2,253	89,599
Additions	64,305	20,445	26,292	10,136	1,868	123,046
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to property, plant and equipment	(50,774)	(19,337)	(12,984)	(4,692)	(1,845)	(89,632)
Reclassification to lease prepayments and other assets	(187)	(376)	(4,713)	(152)	(234)	(5,662)
Impairment losses for the year (Note 7(i))	—	—	(28)	—	—	(28)
Exchange adjustment	(31)	—	(2)	—	—	(33)
Balance as of December 31, 2011	37,708	21,407	35,877	14,277	2,042	111,311

Balance as of January 1, 2012	37,708	21,407	35,877	14,277	2,042	111,311
Additions	85,988	35,397	25,862	20,993	1,995	170,235
Dry hole costs written off	(7,988)	—	—	—	—	(7,988)
Transferred to property, plant and equipment	(58,201)	(19,615)	(12,318)	(6,625)	(1,024)	(97,783)
Reclassification to lease prepayments and other assets	(381)	(698)	(5,238)	(127)	(352)	(6,796)
Reclassification	—	275	—	(275)	—	—
Exchange adjustment	(2)	—	—	—	—	(2)
Balance as of December 31, 2012	57,124	36,766	44,183	28,243	2,661	168,977

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2010	2011	2012
	RMB	RMB	RMB
At beginning of year	8,823	10,652	10,649
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves	6,121	5,611	14,083
Transferred to oil and gas properties based on the determination of proved reserves	(1,158)	(1,637)	(1,108)
Dry hole costs written off	(3,134)	(3,977)	(5,795)
At end of year	10,652	10,649	17,829

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2010	2011	2012
	RMB	RMB	RMB
One year or less	9,530	7,571	11,931
Over one year	1,122	3,078	5,898
	10,652	10,649	17,829

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2010, 2011 and 2012 amounted to RMB 6,433, RMB 7,182 and RMB 7,469, respectively.

17.    GOODWILL

	December 31,
	2011	2012
	RMB	RMB

Cost:	15,869	13,914
Less: accumulated impairment losses	(7,657)	(7,657)
	8,212	6,257

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2011	2012
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	2,159	204
	8,212	6,257

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 12.0% to 12.7% and 11.5% to 12.5 % for the years ended December 31, 2011 and 2012, respectively. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognized. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

During the year ended December 31, 2012, the Group adjusted the carrying amounts of certain identifiable assets acquired in prior periods and corresponding goodwill, that are insignificant to the Group, has been adjusted accordingly.

18.          INTEREST IN ASSOCIATES

	December 31,
	2011	2012
	RMB	RMB
Share of net assets	25,692	28,812

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments, other than the principal associates disclosed below, are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented.

The Group’s principal associates, all of which are incorporated in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 10,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 5,404	38.75	—	Manufacturing of coal-chemical products
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900	30.00	—	Exploration and production of crude oil and natural gas

Summarized financial information in respect of the Group’s principal associates is as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Results of operation:
Operating revenue	66,344	91,929	106,871
Net income	3,122	3,559	3,470
The Group’s share of net income of associates	1,154	1,290	1,292

	December 31,
	2011	2012
	RMB	RMB
Financial condition:
Total assets	171,072	161,095
Total liabilities	(137,375)	(123,225)
Net assets	33,697	37,870
The Group’s share of net assets of associates	13,512	15,283

19.   INTEREST IN JOINTLY CONTROLLED ENTITIES

	December 31,
	2011	2012
	RMB	RMB
Share of net assets	19,992	21,388

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 11,505	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 13,306	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company limited	Incorporated	Registered capital RMB 6,120	50.00	—	Manufacturing and distribution of petrochemical products
State Power-Sinopec (Ningxia)Energy Chemical Company Limited	Incorporated	Registered capital RMB 4,600	—	50.00	Manufacturing and distribution of coal-chemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Results of operation:
Operating revenue	61,523	70,026	72,495
Expenses	(58,344)	(68,462)	(73,299)
Net income/(loss)	3,179	1,564	(804)

	December 31,
	2011	2012
	RMB	RMB
Financial condition:
Current assets	16,329	18,610
Non-current assets	38,122	45,459
Current liabilities	(10,931)	(17,069)
Non-current liabilities	(23,528)	(25,612)
Net assets	19,992	21,388

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Cash flows:
Net cash generated from operating activities	5,800	4,407	4,619
Net cash used in investing activities	(10,505)	(3,983)	(5,551)
Net cash generated from /(used in) financing activities	6,430	(645)	2,844
Net increase / (decrease) in cash and cash equivalents	1,725	(221)	1,912

20.    INVESTMENTS

	December 31,
	2011	2012
	RMB	RMB
Available-for-sale financial assets
- Equity securities, listed and at quoted market price	55	83
Investments in equity securities, unlisted and at cost	1,952	2,084
	2,007	2,167
Less: Impairment losses for investments	(178)	(166)
	1,829	2,001

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the years ended December 31, 2011 and 2012 amounted to RMB 2 and RMB nil, respectively.

21.    LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts, operating rights of service stations and prepayments in connection with construction work and equipment purchases.

22.    DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2011	2012	2011	2012	2011	2012
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,105	3,292	—	—	3,105	3,292
Accruals	1,844	421	—	—	1,844	421
Cash flow hedges	7	36	—	—	7	36
Non-current
Property, plant and equipment	6,163	7,467	(14,785)	(15,661)	(8,622)	(8,194)
Tax value of losses carried forward	1,550	3,051	—	—	1,550	3,051
Embedded derivative component of the convertible bonds	—	—	(379)	(364)	(379)	(364)
Others	37	21	(17)	(18)	20	3
Deferred tax assets / (liabilities)	12,706	14,288	(15,181)	(16,043)	(2,475)	(1,755)

As of December 31, 2011 and 2012, certain subsidiaries of the Company did not recognize the tax value of losses carried forward of RMB 8,082 and RMB 11,510, respectively, of which RMB 2,936 and RMB 3,852 were incurred for the years ended December 31, 2011 and 2012, respectively, because it was not probable that the related tax benefit will be realized. The tax losses carried forward of RMB 2,994, RMB 825, RMB 365, RMB 3,474 and RMB 3,852 will expire in 2013, 2014, 2015, 2016 and 2017, respectively.

Periodically, management performs assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. During the years ended December 31, 2011 and 2012, write-down of deferred tax assets amounted to RMB 533 and RMB 180 related to the expiration of tax loss, respectively.

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2010	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2010
	RMB	RMB	RMB	RMB

Current
Receivables and inventories	3,207	300	—	3,507
Accruals	815	773	—	1,588
Cash flow hedges	(11)	—	42	31
Non-current
Property, plant and equipment	(3,987)	(2,988)	—	(6,975)
Tax losses carried forward	3,954	(1,838)	—	2,116
Embedded derivative component of the convertible bonds	(96)	32	—	(64)
Others	94	(82)	—	12
Net deferred tax assets	3,976	(3,803)	42	215

	Balance as of January 1, 2011	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2011
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,507	(402)	—	3,105
Accruals	1,588	256	—	1,844
Cash-flow hedges	31	—	(24)	7
Non-current
Property, plant and equipment	(6,975)	(2,002)	355	(8,622)
Tax losses carried forward	2,116	(566)	—	1,550
Embedded derivative component of the the convertible bonds	(64)	(315)	—	(379)
Others	12	7	1	20
Net deferred tax assets/(liabilities)	215	(3,022)	332	(2,475)

	Balance as of January 1, 2012	Recognized in consolidated statements of income	Recognized in other comprehensive income	Balance as of December 31, 2012
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,105	187	—	3,292
Accruals	1,844	(1,423)	—	421
Cash-flow hedges	7	—	29	36
Non-current
Property, plant and equipment	(8,622)	413	15	(8,194)
Tax value of losses carried forward	1,550	1,501	—	3,051
Embedded derivative component of the the convertible bonds	(379)	15	—	(364)
Others	20	(17)	—	3
Net deferred tax liabilities	(2,475)	676	44	(1,755)

23.          SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND ITS AFFILIATES

Short-term debts represent:

	December 31,
	2011	2012
	RMB	RMB
Third parties’ debts
Short-term bank loans	25,036	27,597

Current portion of long-term bank loans	4,609	15,387
Current portion of long-term other loans	79	79
Current portion of long-term corporate bonds	38,500	—
	43,188	15,466
Corporate bonds (Note (a))	—	30,000
	68,224	73,063
Loans from Sinopec Group Company and its affiliates
Short-term loans	11,949	42,631
Current portion of long-term loans	200	288
	12,149	42,919
	80,373	115,982

The Group’s weighted average interest rates on short-term loans were 3.5% and 1.9% as of December 31, 2011 and 2012, respectively.

Long-term debts comprise:

		December 31,
	Interest rate and final maturity	2011	2012
		RMB	RMB
Third parties’ debts

Long-term bank loans

Renminbi denominated	Interest rates ranging from interest free to 6.9% per annum as of December 31, 2012 with maturities through 2025	19,620	16,770

Japanese Yen denominated	Interest rates 2.6% with maturities through 2024	1,179	785

US Dollar denominated	Interest rates ranging from interest free to 1.55% per annum as of December 31, 2012 with maturities through 2031	415	353

		21,214	17,908

Long-term other loans

Renminbi denominated	Interest free as of December 31, 2012 with maturities through 2014	208	208

US Dollar denominated	Interest rates ranging from interest free to 4.89% per annum as of December 31, 2012 with maturities through 2015	23	19

		231	227

Corporate bonds

Renminbi denominated	Fixed interest rate ranging from 3.75% to 5.68% per annum as of December 31, 2012 with maturities through 2022 (Note (b))	78,500	60,000

		December 31,
	Interest rate and final maturity	2011	2012
		RMB	RMB

Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (Note (c))	10,415	10,956

Renminbi denominated	Bonds with Warrants with maturity in 2014 (Note (d))	27,095	28,327
	Convertible Bonds with maturity in 2017 (Note (e))	22,627	22,566
		60,137	61,849

Total third parties’ long-term debts		160,082	139,984

Less: Current portion		(43,188)	(15,466)
		116,894	124,518

Long-term loans from Sinopec Group Company and its affiliates

Renminbi denominated	Interest rates ranging from interest free to 6.98% per annum as of December 31, 2012 with maturities through 2020	37,763	37,700
US Dollar denominated	Interest rates 2.06% per annum at 31 December 2012 with maturity in 2013	—	186
Total Long-term loans from Sinopec Group Company and its affiliates		37,763	37,886

Less: Current portion		(200)	(288)
		37,563	37,598
		154,457	162,116

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and its affiliates are primarily unsecured and carried at amortized cost.

Notes:

(a)             The Company issued 270-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on July 25, 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.11% per annum.

The Company issued 90-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on October 25, 2012 at par value of RMB 100. The effective yield of the 90-day corporate bonds is 3.70% per annum.

The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on November 8, 2012 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 3.88% per annum.

The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on November 19, 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.90% per annum.

(b)             These corporate bonds are guaranteed by Sinopec Group Company and carried at amortized cost.

(c)              On April 24, 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11,700 (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from June 4, 2007 onwards at a price of HKD10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after April 24, 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended December 31, 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39.

During the year ended December 31, 2012, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 10.60 per share as the result of dividend distribution.

As of December 31, 2011, the carrying amount of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,345 and RMB 70, respectively. No conversion of the 2007 Convertible Bonds occurred up to December 31, 2011.

As of December 31, 2012, the carrying amount of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,842 and RMB 114, respectively. No conversion of the 2007 Convertible Bonds occurred up to December 31, 2012.

As of December 31, 2011 and 2012, the fair value of the derivative components of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2011	2012

Stock price of H shares	HKD 8.17	HKD 8.78
Conversion price	HKD 10.76	HKD 10.60
Option adjusted spread	200 basis points	150 basis points
Average risk free rate	0.72%	0.39%
Average expected life	2.3 years	1.3 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from December 31, 2010 to December 31, 2011 and from December 31, 2011 to December 31, 2012 resulted in an unrealized gain of RMB 259 and an unrealized loss of RMB 43, respectively, which have been recorded in the “finance costs” section of the consolidated statements of income.

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

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option or other derivative components (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component.

(e)             On March 1, 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23,000 in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds were issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from August 24, 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amount of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 and RMB 3,610, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As of December 31, 2011, the carrying amount of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds were RMB 20,017 and RMB 2,610, respectively.

As of December 31, 2012, the carrying amount of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds were RMB 20,104 and RMB 2,462, respectively.

During the year ended December 31, 2012, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 6.98 per share as a result of the final dividends for the year ended December 31, 2011 and the interim dividends for the year ended December 31, 2012 declared and paid during the year.

During the year ended December 31, 2011, RMB 328 thousand of the 2011 Convertible Bonds were converted into 34,662 A shares of the Company.

During the year ended December 31, 2012, RMB 857,033 thousand of the 2011 Convertible Bonds were converted into 117,724,450 A shares of the Company.

As of December 31, 2011 and 2012, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	2011	2012

Stock price of A shares	RMB 7.18	RMB 6.92
Conversion price	RMB 7.28	RMB 6.98
Credit spread	180 basis points	120 basis points
RMB onshore swap rate	2.81%	3.66%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from March 1, 2011 to December 31, 2011 and from December 31, 2011 to December 31, 2012 resulted in an unrealized gain of RMB 1,000 and an unrealized loss of RMB 19, respectively, which have been recorded in the “finance costs” section of the consolidated statement of income.

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

24             TRADE ACCOUNTS AND BILLS PAYABLE

	December 31,
	2011	2012
	RMB	RMB
Amounts due to third parties	167,207	204,535
Amounts due to Sinopec Group Company and its affiliates	6,429	6,870
Amounts due to associates and jointly controlled entities	3,366	4,223
	177,002	215,628
Bills payable	5,933	6,656
Trade accounts and bills payable measured at amortized cost	182,935	222,284

25.   ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2011	2012
	RMB	RMB
Accrued expenditures	33,849	43,091
Advances from third parties	5,989	4,309
Amounts due to Sinopec Group Company and its affiliates	9,714	11,295
Others	7,167	7,421
Financial liabilities measured at amortized cost	56,719	66,116
Taxes other than income tax	47,864	33,718
Receipts in advance	65,606	68,120
Provision for onerous contracts for purchases of crude oil (Note)	5,800	—
Derivative financial instruments — hedging	684	1,032
Derivative financial instruments — non-hedging	205	76
	176,878	169,062

Note:

As of December 31, 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil of these contracts, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 was recognized as of December 31, 2011. The amount of provision for onerous contracts as of December 31, 2011 approximated the actual losses incurred from these non-cancellable purchase commitment contracts during the year ended December 31, 2012 and the provision has been utilized accordingly. Management expects the economic benefits to be derived from non-cancellable purchase commitment contracts entered into by the Group as of December 31, 2012 would be higher than the unavoidable cost of meeting the obligation under these contracts. Therefore, the Group did not recognize such a provision as of December 31, 2012.

26.           PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the local government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is therefore constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2010	2011	2012
	RMB	RMB	RMB
Balance as of January 1	11,789	15,510	18,317
Provision for the year	3,389	2,425	2,833
Accretion expenses	574	741	856
Utilized	(242)	(343)	(480)
Exchange adjustment	—	(16)	(1)
Balance as of December 31	15,510	18,317	21,525

27.           SHARE CAPITAL

	December 31,
	2011	2012
	RMB	RMB
Registered, issued and fully paid
70,039,798,886 listed A shares (2011: 69,922,074,436) of RMB 1.00 each	69,922	70,040
16,780,488,000 listed H shares (2011: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,702	86,820

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

During the year ended December 31, 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds. During the year ended December 31, 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds. (Note 23(e)).

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and its affiliates, by the total equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to- capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to- capital ratio of the Group was 24.6% and 24.1% as of December 31, 2011 and 2012, respectively. The liability-to-asset ratio of the Group was 55.7% and 56.7% as of December 31, 2011 and 2012, respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in Notes 23 and 29, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

28.           RESERVES

	2011	2012
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(33,138)	(33,208)
Distributions to Sinopec Group Company	(27)	(2)
Rights issue of shares by a subsidiary, net of issuance costs (Note (h))	—	(18)
Acquisitions of non-controlling interests of subsidiaries	(43)	(79)
Balance as of December 31	(33,208)	(33,307)

Share premium (Note (b))
Balance as of January 1	24,953	24,953
Exercise of Conversion of the 2011 Convertible Bonds	—	799
Balance as of December 31	24,953	25,752

Statutory surplus reserve (Note (c))
Balance as of January 1	54,711	61,263
Appropriation	6,552	6,340
Balance as of December 31	61,263	67,603

Discretionary surplus reserve (Note (d))
Balance as of January 1	87,000	117,000
Appropriation	30,000	—
Balance as of December 31	117,000	117,000

Other reserves
Balance as of January 1	1,635	2,935
Other comprehensive income	(490)	(65)
Others (Note (i))	1,790	435
Balance as of December 31	2,935	3,305

Retained earnings (Note (e))
Balance as of January 1	197,741	212,683
Net income attributable to equity shareholders of the Company	73,225	63,879
Final dividend in respect of the previous year, approved and paid during the year (Note (f))	(11,271)	(17,364)
Interim dividend (Note (g))	(8,670)	(8,682)
Appropriation	(36,552)	(6,340)
Others (Note (i))	(1,790)	(435)
Balance as of December 31	212,683	243,741
	385,626	424,094

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

During the years ended December 31, 2010, 2011 and 2012, the Company transferred RMB 6,680, RMB 6,552 and RMB 6,340, respectively, being 10% of the net income determined in accordance with the PRC accounting policies complying with ASBE, to this reserve.

(d)         For the year ended December 31, 2011, the directors authorized the transfer of RMB 30,000, which was approved by the shareholders at the Annual General Meeting on May 11, 2012, to discretionary surplus reserve.

(e)          According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS. As of December 31, 2011 and 2012, the amount of retained earnings available for distribution was RMB 121,463 and RMB 152,912, respectively, being the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 22, 2013, final dividends in respect of the year ended December 31, 2012 were proposed for shareholders’ approval at the Annual General Meeting, including a cash dividend of RMB 0.20 per share totaling RMB 17,933, and a bonus shares dividend in the proportion of 2 for every 10 shares. Final cash dividend for the year ended December 31, 2012 of RMB 17,933 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(f)           Pursuant to the shareholders’ approval at the Annual General Meeting on May 13, 2011, a final dividend of RMB 0.13 per share totaling RMB 11,271 in respect of the year ended December 31, 2010 was declared and paid on June 30, 2011.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 11, 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 in respect of the year ended December 31, 2011 was declared and paid on June 30, 2012.

(g)          Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 26, 2011, the directors authorized to declare an interim dividend for the year ended December 31, 2011 of RMB 0.10 per share totaling RMB 8,670, which was paid on September 30, 2011.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 24, 2012, the directors authorized to declare an interim dividend for the year ended December 31, 2012 of RMB 0.10 per share totaling RMB 8,682, which was paid on September 28, 2012.

(h)         During the year ended December 31, 2012, a subsidiary of the Group completed rights issue to its existing shareholders. The total proceeds received by this subsidiary from its non-controlling shareholders amounted to HKD 966.

(i)             According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended December 31, 2010, 2011 and 2012, the Group transferred RMB 1,325, RMB 1,790 and RMB 435 from retained earnings to other reserves for the safety production fund, respectively.

29.           COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

As of December 31, 2011 and 2012, the future minimum lease payments under operating leases are as follows:

	December 31,
	2011	2012
	RMB	RMB
Within one year	10,414	15,844
Between one and two years	9,764	14,983
Between two and three years	9,668	14,844
Between three and four years	9,585	14,745
Between four and five years	9,465	14,598
Thereafter	215,810	326,234
	264,706	401,248

Capital commitments

As of December 31, 2011 and 2012, capital commitments are as follows:

	December 31,
	2011	2012
	RMB	RMB
Authorized and contracted for	192,792	202,745
Authorized but not contracted for	32,178	16,803
	224,970	219,548

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 450, RMB 438 and RMB 424 for the years ended December 31, 2010, 2011 and 2012, respectively.

Estimated future annual payments are as follows:

	December 31,
	2011	2012
	RMB	RMB
Within one year	335	325
Between one and two years	105	163
Between two and three years	25	28
Between three and four years	26	27
Between four and five years	28	24
Thereafter	730	699
	1,249	1,266

Contingent liabilities

As of December 31, 2011 and 2012, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	December 31,
	2011	2012
	RMB	RMB
Jointly controlled entities	703	574
Associates	79	75
Others	6,700	5,496
	7,482	6,145

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2011 and 2012, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,880, RMB 4,228 and RMB 4,813 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The principal related party transactions with Sinopec Group Company and its affiliates, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Years ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB
Sales of goods	(i)	230,883	301,456	313,919
Purchases	(ii)	109,195	134,828	129,005
Transportation and storage	(iii)	1,407	1,385	1,590
Exploration and development services	(iv)	33,301	44,392	48,831
Production related services	(v)	10,287	12,401	11,893
Ancillary and social services	(vi)	3,693	3,856	4,062
Operating lease charges	(vii)	7,450	7,479	7,408
Agency commission income	(viii)	65	25	154
Interest received	(ix)	93	151	116
Interest paid	(x)	967	615	1,228
Net deposits placed with /(withdrawn from) related parties	(ix)	3,267	(1,483)	(3,108)
Net loans (repaid to) / obtained from related parties	(xi)	(1,254)	(6,707)	30,805

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2012 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

There were no guarantees given to banks by the Group in respect of banking facilities to related parties as of December 31, 2011 and 2012, except for the guarantees disclosed in Note 29.

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

(ix)     Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2011 and 2012 were RMB 7,120 and RMB 4,012, respectively.

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

(c)              The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 and RMB 6,727 per annum for the years ended December 31, 2011 and 2012, respectively. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

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

Amounts due from / to Sinopec Group Company and its affiliates, associates and jointly controlled entities included in the following accounts captions are summarized as follows:

	December 31,
	2011	2012
	RMB	RMB
Trade accounts receivable	15,389	18,783
Prepaid expenses and other current assets	1,805	2,902
Long-term prepayment and other assets	4,626	4,196
Total amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities	21,820	25,881

Trade accounts payable	9,795	11,093
Accrued expenses and other payables	9,714	11,295
Short-term loans and current portion of long-term loans from Sinopec Group Company and its affiliates	12,149	42,919
Long-term loans excluding current portion from Sinopec Group Company and its affiliates	37,563	37,598
Total amounts due to Sinopec Group Company and its affiliates, associates and jointly controlled entities	69,221	102,905

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

As of and for the years ended December 31, 2011 and 2012, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and its affiliates, associates and jointly controlled entities.

(b)             Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Years ended December 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	8,692	8,558	8,990
Retirement scheme contributions	318	420	478
	9,010	8,978	9,468

Total emoluments are included in “personnel expenses” as disclosed in Note 5.

(c)              Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 31. As of December 31, 2011 and 2012, the accrual for the contribution to post-employment benefit plans was not material.

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

31.                               EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the staff salaries. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2010, 2011 and 2012 were RMB 5,012, RMB 5,394 and RMB 6,603, respectively.

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

(1)                                 Information of reportable segmental revenues, profits or losses, assets and liabilities

Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and its affiliates, income tax payable, deferred tax liabilities and other non-current liabilities.

Information on the Group’s reportable segments is as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	35,024	47,519	53,738
Inter-segment sales	133,691	173,115	174,571
	168,715	220,634	228,309
Refining
External sales	159,858	189,504	193,464
Inter-segment sales	805,704	1,015,855	1,071,387
	965,562	1,205,359	1,264,851
Marketing and distribution
External sales	1,032,900	1,335,569	1,453,541
Inter-segment sales	3,258	5,767	9,638
	1,036,158	1,341,336	1,463,179
Chemicals
External sales	285,596	368,658	356,150
Inter-segment sales	35,581	45,203	48,226
	321,177	413,861	404,376
Corporate and others
External sales	363,380	522,517	676,725
Inter-segment sales	432,415	610,585	635,046
	795,795	1,133,102	1,311,771
Elimination of inter-segment sales	(1,410,649)	(1,850,525)	(1,938,868)
Sales of goods	1,876,758	2,463,767	2,733,618

Other operating revenues
Exploration and production	18,430	21,204	28,876
Refining	6,015	6,713	6,061
Marketing and distribution	4,540	6,290	8,703
Chemicals	6,445	6,629	7,588
Corporate and others	994	1,080	1,199
Other operating revenues	36,424	41,916	52,427

Sales of goods and other operating revenues	1,913,182	2,505,683	2,786,045

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Result
Operating income / (loss)
By segment
- Exploration and production	47,149	71,631	70,054
- Refining	15,851	(35,780)	(11,444)
- Marketing and distribution	30,760	44,696	42,652
- Chemicals	15,011	26,732	1,178
- Corporate and others	(2,342)	(2,640)	(2,443)
- Elimination of inter-segment sales	(1,455)	891	(1,335)
Total segment operating income	104,974	105,530	98,662
Income / (loss) from associates and jointly controlled entities
- Exploration and production	158	248	301
- Refining	557	(421)	(934)
- Marketing and distribution	864	1,103	1,034
- Chemicals	3,211	2,560	408
- Corporate and others	600	662	817
Aggregate income from associates and jointly controlled entities	5,390	4,152	1,626
Investment income / (loss)
- Exploration and production	21	—	1
- Refining	26	4	75
- Marketing and distribution	169	143	131
- Chemicals	20	17	14
- Corporate and others	37	4	14
Aggregate investment income	273	168	235
Net finance costs	(6,974)	(5,285)	(9,881)
Earnings before income tax	103,663	104,565	90,642

	December 31,
	2010	2011	2012
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	305,413	329,968	368,587
- Refining	231,106	274,507	309,204
- Marketing and distribution	190,368	231,664	261,724
- Chemicals	126,357	143,215	145,867
- Corporate and others	60,897	77,489	100,517
Total segment assets	914,141	1,056,843	1,185,899

Interest in associates and jointly controlled entities	43,014	45,684	50,200
Investments	2,075	1,829	2,001
Deferred tax assets	15,232	12,706	14,288
Cash and cash equivalents and time deposits with financial institutions	18,140	25,197	10,864
Other unallocated assets	3,220	2,269	3,441
Total assets	995,822	1,114,528	1,266,693

Liabilities
Segment liabilities
- Exploration and production	65,067	86,538	90,430
- Refining	51,554	63,753	62,271
- Marketing and distribution	76,981	83,625	87,785
- Chemicals	33,836	30,459	30,100
- Corporate and others	75,832	111,680	139,811
Total segment liabilities	303,270	376,055	410,397

Short-term debts	17,019	68,224	73,063
Income tax payable	10,754	4,054	6,045
Long-term debts	136,465	116,894	124,518
Loans from Sinopec Group Company and its affiliates	56,419	49,712	80,517
Deferred tax liabilities	15,017	15,181	16,043
Other unallocated liabilities	5,842	7,064	8,074
Total liabilities	544,786	637,184	718,657

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Capital expenditure
Exploration and production	52,680	58,749	78,272
Refining	20,015	25,767	32,161
Marketing and distribution	26,168	28,517	27,232
Chemicals	12,894	15,015	18,996
Corporate and others	1,894	2,136	2,061
	113,651	130,184	158,722
Depreciation, depletion and amortization
Exploration and production	31,515	35,455	39,283
Refining	11,355	11,519	12,270
Marketing and distribution	6,489	7,202	8,792
Chemicals	8,864	8,457	8,883
Corporate and others	1,030	1,183	1,228
	59,253	63,816	70,456
Impairment losses on long-lived assets
Exploration and production	3,250	2,153	1,006
Refining	4,902	78	—
Marketing and distribution	1,183	269	8
Chemicals	5,121	308	—
Corporate and others	21	1	—
	14,477	2,809	1,014

(2)            Geographical information

The following tables set out information about the geographical information of (i) the Group’s external sales and (ii) the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
External sales
Mainland China	1,580,256	1,947,749	2,088,043
Others	332,926	557,934	698,002
	1,913,182	2,505,683	2,786,045

	December 31,
	2010	2011	2012
	RMB	RMB	RMB
Non-current assets
Mainland China	693,435	762,805	862,044
Others	26,144	24,375	22,123
	719,579	787,180	884,167

33.   PRINCIPAL SUBSIDIARIES

As of December 31, 2012, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital		Percentage of equity	Principal activities

China Petrochemical International Company Limited	RMB	1,400	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB	1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB	13,203	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB	5,019	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB	7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD	207	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB	4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB	2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB	830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB	800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB	5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB	3,000	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB	3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD	5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Ltd.	RMB	1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB	1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB	1,000	100.00	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB	8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB	2,200	100.00	Marketing and distribution of refined petroleum products

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

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As of December 31, 2011 and 2012, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 170,500 and RMB 197,696 on an unsecured basis, at a weighted average interest rate of 3.63% and 2.20% per annum, respectively. As of December 31, 2011 and 2012, the Group’s outstanding borrowings under these facilities were RMB 13,767 and RMB 12,815 and were included in short-term debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2011
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	68,224	69,713	69,713	—	—	—
Long-term debts	116,894	131,551	7,291	17,943	57,842	48,475
Loans from Sinopec Group Company and its affiliates	49,712	50,346	12,584	228	1,974	35,560
Trade accounts payable	177,002	177,002	177,002	—	—	—
Bills payable	5,933	5,933	5,933	—	—	—
Accrued expenses and other payables	53,655	53,655	53,655	—	—	—
	471,420	488,200	326,178	18,171	59,816	84,035

	December 31, 2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	73,063	74,302	74,302	—	—	—
Long-term debts	124,518	142,342	3,242	45,935	73,929	19,236
Loans from Sinopec Group Company and its affiliates	80,517	80,978	43,254	1,425	739	35,560
Trade accounts payable	215,628	215,628	215,628	—	—	—
Bills payable	6,656	6,656	6,656	—	—	—
Accrued expenses and other payables	63,559	63,559	63,559	—	—	—
	563,941	583,465	406,641	47,360	74,668	54,796

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

	December 31,
Gross exposure arising from loans and borrowings	2011		2012
US Dollars	USD	1,794	USD	2,405
Japanese Yen	JPY	14,532	JPY	10,753
Hong Kong Dollars	HKD	12,847	HKD	13,511

A 5 percent strengthening of Renminbi against the following currencies as of December 31 would have increased net income and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	December 31,
	2011	2012
US Dollars	424	567
Japanese Yen	44	29
Hong Kong Dollars	391	411

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

As of December 31, 2011 and 2012, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income and retained earnings by approximately RMB 271 and RMB 577, respectively. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2011.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined petroleum products and chemical products. The fluctuations in prices of crude oil, refined petroleum products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December, 31, 2011 and 2012, the Group had certain commodity contracts of crude oil, refined oil product and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as of December 31, 2011 and 2012 are set out in Notes 14 and 25.

As of December 31, 2011, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would increase/decrease the Group’s net income and retained earnings by approximately RMB 563, and increase/decrease the Group’s other reserves by approximately RMB 450. As of December 31, 2012, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 221, and increase/decrease the Group’s other reserves by approximately RMB 152. This sensitivity analysis has been determined assuming that the change of prices was applied to the Group’s derivative financial instruments at balance sheet date with exposure to commodity price risk. The analysis was performed on the same basis for 2011.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2012, the Group’s exposure to equity price risk is the derivative embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 23(c) and (e) respectively.

As of December 31, 2011, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 2,159 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 1,628. As of December 31, 2012, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 2,007 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 1,448. The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis was performed on the same basis for 2011.

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

•                       Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	55	—	—	55
- Non-listed	—	200	—	200
Derivative financial instruments:
- Derivative financial assets	133	758	—	891
	188	958	—	1,146

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	2,680	—	2,680
- Other derivative financial liabilities	79	810	—	889
	79	3,490	—	3,569

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	83	—	—	83
Derivative financial instruments:
- Derivative financial assets	82	1,111	—	1,193
	165	1,111	—	1,276

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	2,576	—	2,576
- Other derivative financial liabilities	92	1,016	—	1,108
	92	3,592	—	3,684

During the years ended December 31, 2011 and 2012, there were no transfers between instruments in Level 1 and Level 2.

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

The fair values of the Group’s financial instruments (other than long-term indebtedness and investment in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 4.95% to 7.05% and 4.89% to 6.55% for the years ended December 31, 2011 and 2012, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and its affiliates as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	RMB	RMB
Carrying amount	160,082	137,408
Fair value	146,272	131,391

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

36.            POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2012

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2012 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

37.    POST BALANCE SHEET EVENT

On February 4, 2013, the Company announced a schedule of placing new H shares to certain independent investors. Pursuant to the schedule and on February 14, 2013, the Company issued 2,845,234,000 H Shares with a par value of RMB 1.00 each at the placing price of HKD 8.45 per share to these independent investors, with the aggregate net proceeds of HKD 23,970.

Pursuant to a resolution passed at the director’s meeting on March 22, 2013, the Company proposed to transfer share premium to share capital in the proportion of 1 for every 10 shares, subject to the shareholders’ approval at the Annual General Meeting.

38.    PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2012 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING

ACTIVITIES (UNAUDITED)

(All currency amounts in millions)

In accordance with the Accounting Standards Update 2010-03, Extractive Activities — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures, (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2010, 2011 and 2012, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are insignificant and have not been combined with the information included herein.

Table I:   Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Property cost, wells and related equipment and facilities	421,600	469,178	451,288
Supporting equipment and facilities	79,001	82,289	158,749
Uncompleted wells, equipment and facilities	30,374	37,708	57,124
Total capitalized costs	530,975	589,175	667,161
Accumulated depreciation, depletion, amortization and impairment losses	(239,414)	(275,348)	(316,445)
Net capitalized costs	291,561	313,827	350,716

Table II:   Cost incurred in oil and gas exploration and development

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Exploration	15,746	20,722	22,637
Development	47,889	51,368	71,168
Total costs incurred	63,635	72,090	93,805

Table III:   Results of operations for oil and gas producing activities

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Revenues
Sales	34,133	46,901	53,270
Transfers	133,449	172,791	174,251
	167,582	219,692	227,521
Production costs excluding taxes	(38,423)	(42,505)	(47,467)
Exploration expenses	(10,955)	(13,341)	(15,533)
Depreciation, depletion, amortization and impairment losses	(33,404)	(37,608)	(40,289)
Taxes other than income tax	(22,830)	(43,647)	(39,784)
Income before income tax	61,970	82,591	84,448
Income tax expense	(17,454)	(22,141)	(22,953)
Results of operation from producing activities	44,516	60,450	61,495

The results of operations for producing activities for the years ended December 31, 2010, 2011 and 2012 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2010, 2011 and 2012 are shown in the following table.

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

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	Years ended December 31,
	2010	2011	2012
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,919	2,889	2,848
Revisions of previous estimates	85	126	9
Improved recovery	144	72	163
Extensions and discoveries	69	82	151
Production	(328)	(321)	(328)
End of year	2,889	2,848	2,843

Non-controlling interest in proved developed and undeveloped reserves at the end of year	43	36	32
Proved developed reserves
Beginning of year	2,589	2,554	2,545
End of year	2,554	2,545	2,577
Proved undeveloped reserves
Beginning of year	330	335	303
End of year	335	303	266

Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,739	6,447	6,709
Revisions of previous estimates	23	(74)	278
Improved recovery	81	4	109
Extensions and discoveries	45	849	232
Production	(441)	(517)	(598)
End of year	6,447	6,709	6,730
Proved developed reserves
Beginning of year	1,727	4,471	4,246
End of year	4,471	4,246	5,439
Proved undeveloped reserves
Beginning of year	5,012	1,976	2,463
End of year	1,976	2,463	1,291

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

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2010, 2011 and 2012 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Future cash flows	1,621,070	1,990,353	2,029,836
Future production costs	(749,752)	(909,528)	(965,683)
Future development costs	(46,902)	(50,934)	(50,162)
Future income tax expenses	(140,804)	(191,391)	(176,591)
Undiscounted future net cash flows	683,612	838,500	837,400
10% annual discount for estimated timing of cash flows	(279,686)	(342,261)	(322,234)
Standardized measure of discounted future net cash flows	403,926	496,239	515,166

Discounted future net cash flow attributable to non-controlling interests	7,032	7,949	7,059

Table VI:   Changes in the standardized measure of discounted future net cash flows

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB

Sales and transfers of oil and gas produced, net of production costs	(86,735)	(106,469)	(104,319)
Net changes in prices and production costs	88,765	104,795	(28,277)
Net change due to extensions, discoveries and improved recoveries	45,695	46,084	73,394
Revisions of previous quantity estimates	14,899	28,904	12,945
Previously estimated development costs incurred during the year	10,638	15,239	19,526
Accretion of discount	26,120	33,551	40,767
Net change in income taxes	(18,326)	(30,070)	4,630
Others	279	279	261
Net change for the year	81,335	92,313	18,927