Form 20-F/A
CHINA PETROLEUM & CHEMICAL CORP
filed 2013-09-26
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 20-F/A
(Amendment No. 1)

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

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ____________

FOR THE TRANSACTION PERIOD FROM ____________ TO ____________

COMMISSION FILE NUMBER 1-15138
_______________________

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION
(Exact name of Registrant as specified in its charter)
_______________________

The People’s Republic of China
(Jurisdiction of incorporation or organization)
_______________________

22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China
(Address of principal executive offices)
_______________________

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

Yes__	No X

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X	Accelerated filer __	Non-accelerated filer __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___	International Financial Reporting Standards X as issued by the International Accounting Standards Board	Other ___

If “Other” has been checked in  response to the previous question,  indicate by check mark which  financial statement item the registrant has elected to follow.

Item 17__	Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes__	No X

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

EXPLANATORY NOTE

This amendment No. 1 (this “Amendment No. 1”) to China Petroleum & Chemical Corporation’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”) hereby amends Item 19 of the 2012 Form 20-F by enclosing a new Exhibit 4.21. The 2012 Form 20-F was originally filed with the Securities and Exchange Commission on April 11, 2013.  This Amendment No. 1 is not intended to update other information disclosed in the 2012 Form 20-F.

This Amendment No. 1 on 2012 Form 20-F does not reflect events occurring after the filing of the 2012 Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above.

Item 19. EXHIBITS.

4.21*           Non-Compete Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 and its related Undertakings (English translation).

*   Filed herewith.

Exhibit 4.21

Non-Compete Agreement

Between

China Petrochemical Corporation

And

China Petroleum & Chemical Corporation

This Non-Compete Agreement (this “Agreement”), dated June 3, 2000, is made in Beijing by and between China Petrochemical Corporation, a state-owned enterprise established and validly existing under the laws of the People’s Republic of China (the “PRC”), address at A6 Huixindong Street, Chaoyang District, Beijing, the PRC, and enterprise business license No. 1000001000124 (“Party A”); and China Petroleum & Chemical Corporation, a company limited by shares  established and validly existing under the PRC laws, address at A6 Huixindong Street, Chaoyang District, Beijing, the PRC, and enterprise business license No. 1000001003298 (“Party B”, collectively with  Party A, the “Parties”).

WHEREAS, Party A established Party B by way of sole sponsorship of Party A on February 25, 2000, and Party B desires to issue and list its shares at securities exchange in and outside the PRC.

NOW, THEREFORE, the Parties agree as follows regarding their business relationship with the purpose to avoid competition.

1.	Scope of Non-Competition

1.1.	The scope of non-competition under this Agreement refers to the principal businesses of Party B and any of its subsidiaries at any territory within and outside the PRC.

1.2.
The principal businesses of Party B include: exploration, development, production and marketing of oil and natural gas; manufacture, marketing, storage and transportation of refined oil, petrochemical, chemical fiber, fertilizer and other chemical products; oil and natural gas pipeline transportation; imports and exports of oil, natural gas, oil products, petrochemical and other chemical products as well as other merchandizes and technologies, as well as providing agency services for such imports and exports; research, development and application of technologies and information.

1.3.	Any change to the scope of non-competition provided under this Agreement will be subject to agreement separately made by the Parties.

2.	Undertaking of Party A

2.1.	Party A undertakes that within the term of this Agreement and without prior written consent of the board of directors and independent directors of

Party B, Party A shall not, and shall cause any of its enterprises and organizations (including any of its subsidiaries, branches and other organizations) not, jointly or severally, on behalf of any person or entity (enterprise or organization), engage in, develop, operate or support operation of, or participate in any of the principal businesses of Party B provided under this Agreement, unless it is provided otherwise under Section 2.2 and Section 4 under this Agreement.

2.2.
Party A shall immediately notify Party B of any business opportunity same with or similar to the principal businesses of Party B (the “Business Opportunity”) to its knowledge and use its best efforts to provide the Business Opportunity to Party B on the terms and conditions reasonably acceptable to Party B.  Upon receipt of the notice from Party A, Party B shall immediately decide whether or not it would accept the Business Opportunity notified by Party A.  If Party B decides to accept the Business Opportunity, it should notify Party A in a timely fashion. Party B will be deemed to have waived its preemptive right for the Business Opportunity if it fails to notify Party A within 30 days after its receipt of the notice from Party A or any other period agreed by the Parties. Party A may then engage in, develop, or operate such Business Opportunity at its discretion.

2.3.	Party A hereby grants an irremovable option for Party B to purchase, subject to provisions under Section 3 of this Agreement:

a.
Any and all of the shares, assets, and equities of any business operated by Party A under Section 4 of this Agreement which is included in the principal businesses of Party B (the “Existing Business”); or

b.
Any new business, project, product or technology developed or invested directly or indirectly by Party A beyond the restrictions provided by this Agreement which competes with the principal businesses of Party B (the “New Business”).

3.	Option

3.1.
Term of option.  The term of option means (i) in respect of Existing Business, five years as of the date of this Agreement, provided that the term of option regarding SINOPEC Star Petroleum Co., Ltd. is not limited to five years; and (ii) in respect of New Business, five years as of the date of its development or investment by Party A or as of the date Party A is authorized to make the development and investment.  Party B may exercise the option at any time within the term.

3.2.
Notice of preliminary intention.  Party B will issue a notice of preliminary intention to Party A setting forth any Existing Business or New Business it is interested to acquire any at time during the term of option before it exercises the option.

3.3.
Assets appraisal.  Upon its receipt of the notice of preliminary intention, Party A will engage an appraiser acceptable to each of the Parties.   If the Parties fail to agree on the engagement of the appraiser within 30 days after issue of the notice of preliminary intention by Party B, Party A shall approve the appraiser engaged by Party B. The fees for appraisal shall be paid by Party B.  The base date of the appraisal is subject to agreement of the Parties.  The appraisal report will be subject to confirmation of the Ministry of Finance or any of its authorized departments and, once so confirmed, binding upon each of the Parties.  Party A shall provide the original appraisal report to Party B within ten days after such appraisal report is confirmed.

3.4.
Report of auditor, independent financial advisor or any other professional consultant.  Auditors, independent financial advisors, overseas appraisers, independent technical advisors and/or other professional consultants will be engaged to review, appraise and issue report on the Existing Business or New Business if it is necessary to do so under laws or relevant exchange rules or in the opinion of board of directors of Party B to ensure exercise of the option at the price provided under Section 3.5 is fair and reasonable.  Party A will provide support and relevant materials to the advisors and consultants.  All fees and expenses of the advisors and consultants will be paid by Party B.

3.5.
Price.  If Party B elects to exercise the option, the price to transfer any Existing Business or New Business will be determined based on the confirmed appraisal value and subject to agreement of the Parties in good faith and on arm’s length basis under the terms and conditions reasonably acceptable to Party B.

3.6.	Exercise notice. Upon receipt of the confirmed appraisal report, the board of directors of Party B will effect internal review and approval procedures under the laws and regulations of the PRC and the jurisdiction where the securities of Party B are listed as well its articles of association, and notify its decision to Party A in writing within 90 days.  If Party B elects to exercise the option, it will issue to Party A an exercise notice setting forth the Existing or New Business proposed to be acquired, the transfer price, payment methods and the scheduled closing date.  If Party B elects not to exercise the option, it will also notify Party A in writing.  Party B will be deemed to have waived the option if it fails to notify its decision to Party A in writing within 90 days after its receipt of the confirmed appraisal report or any period agreed by the Parties.

3.7.
Exercise of option.  The option will be adequately exercised if Party B pays the price at the amount and in the manner provided under the exercise notice and the purchase agreement separately made between the Parties, if any, and receives all necessary rights and interests of the Existing Business or New Business.

3.8.
No exercise of option.  If Party B fails to exercise the option during the term of option, or elects not to exercise the option after it has issued the notice of preliminary intention, or is deemed to have waived the option, Party A may transfer, sell, lease, license or otherwise dispose of the Existing Business or New Business to any Third Person at the terms and conditions no favorable to those provided to Party B; provided, however, that if such terms and conditions will be favorable to those provided to Party B, Party A will make prior consultation with Party B to determine whether Party B still intends to exercise the option.

4.	Existing Business within the PRC

4.1.
Party A undertakes that regarding any of the businesses which is included in the principal businesses of Party B but has not been transferred to Party B upon formation of Party B, the products from any of the three ethylene manufacturing enterprises of Maoming Petrochemical Company, Tianjin Petrochemical Company and Zhongyuan Petrochemical Co., Ltd. will be marketed by Party B on behalf of Party A pursuant to the marketing agreement made by Party A or any of its subsidiaries on one hand and Party B on the other hand; all of the oil products from refineries will be marketed by Party B.  For any of such businesses which compete with the principal businesses of Party B, Party A will make active efforts to renovate and improve such businesses to quality assets for which Party B may exercise option under Section 3 of this Agreement.

4.2.
Party A undertakes that any of the oil products marketing enterprises owned by Party A or any of its subsidiaries shall be subject to management of Party B so that consistent practices on products transportation, image, pricing, services, and qualities will be applied to those enterprises as well as the oil products marketing enterprises owned by Party B.  Such oil products marketing enterprises owned by Party A or any of its subsidiaries are only allowed to market the oil products provided by Party B so as to expand the market share of Party B’s oil products.  Party A will also make active efforts to regulate, renovate and improve such oil products marketing enterprises with the purpose of making them confirming to the listing criteria so that Party B may exercise option under Section 3 of this Agreement.

4.3.
Party B agrees that Party A will retain the petrochemical processing and chemical businesses which are currently operated by Party A.  Party A undertakes that none of such businesses constitutes completion with any of the principal businesses of Party B.

5.	Announcement

If Party B waives or is deemed to waive the preemptive right for any Business Opportunity and/or the option for any Existing Business and/or New Business under Sections 2, 3 and 4 of this Agreement, it shall make disclosure announcement pursuant to the laws, regulations and regulatory rules of the jurisdiction where Party B’s securities are listed.  Such announcement will include representations regarding review and consent of the announcement by the independent directors of Party B.

6.	Information

Party A shall provide the information regarding any Business Opportunity, Existing Business and/or New Business at any time to Party B.

7.	Joint Liability

Unless otherwise provided under this Agreement, any and all warranties and undertakings made by Party A under this Agreement are for itself and any of its subsidiaries and organizations.  Unless otherwise provided herein, any reference to Party A in this Agreement includes Party A and any of its subsidiaries and organizations.

8.	Damages

It is agreed by the Parties that all losses, damages and expenses incurred by one Party resulting from breach of this Agreement by the other Party under the judgment of any judicial will be compensated by the breaching Party.

9.	Term

This Agreement will be retrospectively effective as of January 1, 2000, upon signature of the authorized representatives and affixture of common seals of each of the Parties, and continue to have effect until the earlier of (i) holding less than 30% shares of Party B by Party A or any of its subsidiaries or organizations, or (ii) delisting of Party B’s shares at the Hong Kong Stock Exchange or any other securities exchange (with the exception of trading suspension of Party B’s shares for any reason).

10.	Miscellaneous

10.1.
Any notice or other communication required under this Agreement will be in Chinese in writing and delivered by person or registered post to the address of or faxed to the facsimile number of the other Party.  The notice will be deemed effective: if delivered by person, on the same day when it is signed received by the designated person of the other Party; if by registered post, the 7th day after the registered post is paid (evidenced by the date of post stamp) or, if such date is on Saturday, Sunday or a public holiday, the immediately next business day; if delivered by facsimile, when the facsimile is completed.

The communication address of each of the Parties is as follows:

Party A:                            China Petrochemical Corporation
Address:                           A6 Huixindong Street, Chaoyang District, Beijing
Post code:                        100029

Party B:                            China Petroleum & Chemical Corporation
Address:                           A6 Huixindong Street, Chaoyang District, Beijing

Post code:                        100029

Any change of its communication address by any Party will be immediately notified to the other Party in writing under the provisions of this Section 10.1.

10.2.
If any provision under this Agreement is held illegal, invalid or unenforceable, it will not affect the legality, validity or enforceability of the remaining of this Agreement, unless such provision is closely related with any other provision under this Agreement.

10.3.	Neither Party may transfer its rights and obligations under this Agreement without prior written consent of the other Party.

10.4.
This Agreement and relevant documents referred to herein will constitute entire agreement and understanding between the Parties regarding the subject matter of this Agreement, and supersede all of their prior agreement and understanding, oral or written, regarding the subject matter hereof.

10.5.	Each of the Parties will make or execute, or cause to make or execute, any further actions or documents necessary to make the terms of this Agreement effective.

10.6.
Unless otherwise provided, failure or delay to enforce any of its rights, powers or privileges under this Agreement by any Party does not operate as waiver of such rights, powers or privileges, and single or partial exercise of such rights, powers or privileges does not prevent exercise of any other rights, powers or privileges.

10.7.	Any amendment to this Agreement will be executed by the Parties in agreement in writing.

10.8.	Any attachment hereto is an integral part of this Agreement and has the same effect with this Agreement as if it is incorporated herein.

10.9.	This Agreement is in eight counterparts, each of which has the same effect.

11.	Governing Law and Jurisdiction

11.1.	This Agreement is governed by and construed in accordance with the laws of the PRC.

11.2.
Any dispute arising from or in connection with this Agreement will be resolved through negotiations of the Parties.  If the negotiations fail, either of the Parties may submit the dispute to Beijing Arbitration Commission for arbitration according to its arbitration rules then in effect.  The arbitrary award is final and binding upon each of the Parties.

12.	Definitions

12.1.	Unless otherwise defined under the context, in this Agreement:

     “The PRC” means the People’s Republic of China.

     “Third Person” means any economic entity (corporation, enterprise and organization) and natural person not owned by Party A.

12.2.	Unless otherwise defined under the context, the “terms” and “sections” in this Agreement mean the terms and sections hereof.

12.3.	If the context permits, reference to each of the Parties will include its legal successors and permitted assigns.

12.4.	The headings are for convenience only and will not affect interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

For and on behalf of China Petrochemical Corporation /s/ Li Yizhong (company seal)	For and on behalf of China Petroleum & Chemical Corporation /s/ Wang Jiming (company seal)

Undertakings Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation

To:                      China Petroleum & Chemical Corporation:

China Petrochemical Corporation (“Sinopec Group”) is the controlling shareholder of China Petroleum & Chemical Corporation (“Sinopec Corp.”).  In order to support business development of Sinopec Corp., integrate related assets of high quality and avoid competition, Sinopec Group has previously made undertakings not to compete with Sinopec Corp., and entered into a non-compete agreement with Sinopec Corp., which have been disclosed in the prospectus for initial public offering of A shares of Sinopec Corp., annual reports of Sinopec Corp. since its listing at the Shanghai Stock Exchange, as well as other related public announcements or documents of Sinopec Corp.  Sinopec Group will continue to observe its prior undertakings. To further avoid competition with Sinopec Corp., Sinopec Group undertakes that:

1.
Sinopec Corp. shall become the ultimate and sole platform that engages in oil and gas exploration and production, oil refining, chemicals, and sale of petroleum products after integration of these upstream, midstream and downstream businesses in Sinopec Group.

2.	Sinopec Group will dispose of its minor remaining chemicals business within the next five years so as to avoid competition with Sinopec Corp. in chemicals business.

3.
Given that Sinopec Group engages in the same or similar businesses with Sinopec Corp. with regard to overseas oil and natural gas exploration and production, Sinopec Corp. would propose to acquire overseas oil and gas assets owned by Sinopec Group (the “Assets”) when it is appropriate to do so after thorough analysis of political and economic considerations. Sinopec Group undertakes to transfer the Assets to Sinopec Corp. subject to compliance with then applicable laws and regulations, contractual obligations and other procedural requirements.

China Petrochemical Corporation (seal)
March 12, 2012

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to 2012 Form 20-F on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ HUANG, Wensheng

Name:	HUANG, Wensheng

Title:	Secretary to the Board of Directors

Date: September 25, 2013