Form 20-F
period 2013-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2014-04-22
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
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

Mr. Huang Wensheng
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

H Shares, par value RMB 1.00 per share	25,513,438,600
A Shares, par value RMB 1.00 per share	91,051,875,187

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

*This requirement does not apply to the registrant in respect of this filing.

Table of Contents

Page
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3.	KEY INFORMATION		6
	A.	SELECTED FINANCIAL DATA	6
	B.	CAPITALIZATION AND INDEBTEDNESS	8
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D.	RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY		16
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	16
	B.	BUSINESS OVERVIEW	18
	C.	ORGANIZATIONAL STRUCTURE	33
	D.	PROPERTY, PLANT AND EQUIPMENT	33
ITEM 4A.	UNRESOLVED STAFF COMMENTS		35
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		35
	A.	GENERAL	35
	B.	CONSOLIDATED RESULTS OF OPERATIONS	38
	C.	DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS	40
	D.	LIQUIDITY AND CAPITAL RESOURCES	51
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		54
	A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT	54
	B.	COMPENSATION	60
	C.	BOARD PRACTICE	61
	D.	EMPLOYEES	62
	E.	SHARE OWNERSHIP	63
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		63
	A.	MAJOR SHAREHOLDERS	63
	B.	RELATED PARTY TRANSACTIONS	64
	C.	INTERESTS OF EXPERTS AND COUNSEL	65
ITEM 8.	FINANCIAL INFORMATION		65
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	65
	B.	SIGNIFICANT CHANGES	66
ITEM 9.	THE OFFER AND LISTING		66
	A.	OFFER AND LISTING DETAILS	66
ITEM 10.	ADDITIONAL INFORMATION		67
	A.	SHARE CAPITAL	67
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	67
	C.	MATERIAL CONTRACTS	74
	D.	EXCHANGE CONTROLS	75
	E.	TAXATION	75
	F.	DIVIDENDS AND PAYING AGENTS	79
	G.	STATEMENT BY EXPERTS	79
	H.	DOCUMENTS ON DISPLAY	79
	I.	SUBSIDIARY INFORMATION	79
ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK		79
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		83
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		84
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		84
	A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS	84
	B.	USE OF PROCEEDS	84
ITEM 15.	CONTROLS AND PROCEDURES		84
ITEM 16.	RESERVED		85
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		85

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“Sinopec Corp.”, “we”, “our” and “us” are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

•	“Sinopec Group Company” are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

•	“Sinopec Group” are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

•	“provinces” are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

•	“RMB” are to Renminbi, the currency of the PRC;

•	“HK$” are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

•	“US$” are to US dollars, the currency of the United States of America.

Conversion Conventions

Conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources and one tonne to 7.1 barrels for crude oil we produce, unless otherwise specified, representing the American Petroleum Institute (“API”) gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet.

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

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated, as provided by the H.10 statistical release of the U.S. Federal Reserve Board.  We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On April 11, 2014, the noon buying rate was RMB 6.2111 to US$1.00.

	Noon Buying Rate(1)
Period	End	Average(2)	High	Low
	(RMB per US$1.00)

2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October 2013	6.0943	6.1032	6.1209	6.0815
November 2013	6.0922	6.0929	6.0993	6.0903
December 2013	6.0537	6.0738	6.0927	6.0537
January 2014	6.0590	6.0509	6.0600	6.0402
February 2014	6.1448	6.0816	6.1448	6.0591
March 2014	6.2164	6.1729	6.2273	6.1183
April 2014 (through April 11, 2014)	6.2111	6.2073	6.2123	6.1966

__________

(1)	The exchange rates reflect those set forth in the H.10 statistical release of the U.S. Federal Reserve Board.
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

A.         SELECTED FINANCIAL DATA

The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data and consolidated cash flows data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company part of interest in Sonangol Sinopec International Limited ("SSL") in 2010. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control that is accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

On May 29, 2013, our shareholders approved at the annual general meeting the declaration and payment of a final cash dividend of RMB 0.20 per share for 2012 and the issuance of two bonus shares converted from retained earnings and one bonus share transferred from share premium for every 10 existing shares held by the shareholders on relevant record date. As a result of the issuance of bonus shares and capitalization, the weighted average number of shares has been retrospectively adjusted for the years prior to January 1, 2013, and accordingly the basic earnings and diluted earnings per share have been adjusted retrospectively.

Moreover, the selected financial data should be read in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Statement of Income Data(1):
Operating revenues	1,345,052	1,913,182	2,505,683	2,786,045	2,880,311
Operating expenses	(1,254,383)	(1,808,208)	(2,400,153)	(2,687,383)	(2,783,526)
Operating income	90,669	104,974	105,530	98,662	96,785
Earnings before income tax	86,574	103,663	104,565	90,642	95,052
Tax expense	(19,591)	(25,681)	(26,120)	(23,846)	(24,763)
Net income attributable to equity shareholders of the Company	63,129	71,782	73,225	63,879	66,132
Basic earnings per share(2)	0.560	0.637	0.650	0.566	0.570
Basic earnings per ADS(2)	56.00	63.69	65.00	56.62	56.96
Diluted earnings per share(2)	0.556	0.631	0.625	0.545	0.534
Diluted earnings per ADS(2)	55.62	63.08	62.46	54.46	53.41
Cash dividends declared per share	0.123	0.146	0.177	0.231	0.244
Segment Results
Exploration and production	23,894	47,149	71,631	70,054	54,793
Refining	27,504	15,851	(35,780)	(11,444)	8,599
Marketing and distribution	30,300	30,760	44,696	42,652	35,143
Chemicals	13,779	15,011	26,732	1,178	868
Corporate and others	(2,205)	(2,342)	(2,640)	(2,443)	(3,412)
Elimination of inter-segment sales	(2,603)	(1,455)	891	(1,335)	794
Operating income	90,669	104,974	105,530	98,662	96,785
Shares
Basic weighted average number of A and H shares	112,713,170,700	112,713,267,514	112,713,299,453	112,853,724,741	116,102,910,373
Diluted weighted average number of A and H shares	114,126,739,474	114,126,836,287	116,733,935,215	118,412,133,133	121,858,818,276

	As of December 31,
	2009	2010	2011	2012	2013
	(RMB in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	8,782	17,008	24,647	10,456	15,046
Total current assets	201,479	260,229	342,755	365,015	373,010
Total non-current assets	692,930	727,642	794,423	892,929	1,009,906
Total assets	894,409	987,871	1,137,178	1,257,944	1,382,916
Total current liabilities	(315,921)	(336,406)	(444,240)	(513,373)	(571,822)
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	(75,216)	(35,828)	(80,373)	(115,982)	(163,870)
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	(152,725)	(174,075)	(154,457)	(162,116)	(145,590)
Total equity attributable to equity shareholders of the Company	(379,515)	(419,604)	(472,328)	(510,914)	(568,803)
Total equity	(405,506)	(451,036)	(507,344)	(548,036)	(621,626)

	Year Ended December 31
	2009	2010	2011	2012	2013
	(RMB in millions)
Statement of Cash Flow and Other Financial Data(1):
Net cash generated from operating activities	165,513	170,333	150,622	142,380	151,893
Net cash (used in)/generated from financing activities	(46,411)	(56,294)	(2,516)	5,628	31,519
Net cash used in investing activities	(117,355)	(105,788)	(140,449)	(162,197)	(178,740)
Capital expenditure
Exploration and production	54,748	53,801	62,050	79,071	105,311

Refining	15,468	20,015	25,767	32,161	26,064
Marketing and distribution	16,996	30,829	30,387	31,723	29,486
Chemicals	27,258	18,422	16,980	23,616	19,189
Corporate and others	1,505	1,894	2,488	2,397	5,076
Total	115,975	124,961	137,672	168,968	185,126
__________
(1)
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

(2)
Basic earnings per share have been computed by dividing net income attributable to equity shareholders of our company by the weighted average number of shares in issue. Basic and diluted earnings per ADS have been computed as if all of our issued or potential ordinary shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 shares. The weighted average number of shares for the years prior to January 1, 2013 has been retrospectively adjusted as a result of the issuance of bonus shares and capitalization in 2013, and accordingly the basic earnings and diluted earnings per share have been adjusted retrospectively.

B.         CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.         RISK FACTORS

Risks Relating to Our Business Operation

Our business may be adversely affected by the fluctuation of crude oil and refined petroleum product prices.

We consume a large amount of crude oil to produce our refined petroleum products and petrochemical products. While we try to adjust the sale prices of our products to track international crude oil price fluctuations, our ability to pass on the increased cost resulting from crude oil price increases to our customers is dependent on international and domestic market conditions as well as the PRC government’s price control over refined petroleum products. The PRC government could exercise certain price control over refined petroleum products once international crude oil prices experience a sustained rise or become significantly volatile. As a result, our results of operations and financial condition may be materially and adversely affected by the fluctuation of crude oil and refined petroleum product prices.

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

We purchase a significant portion of crude oil and other feedstock requirements from outside suppliers located in different countries and areas in the world. In 2013, approximately 81.8% of the crude oil required for our refinery business was sourced from international suppliers, some of which are from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control, or OFAC, of the US Department of Treasury, including Iran and Sudan. In addition, our development requires us to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our material supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined oil and chemical products involves a number of operating hazards. Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined oil products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third-party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the property of others. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. In such situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to being shut down.  Even though we have a strong institutional focus on the safety of our operations and have implemented health, safety and environment management system within our company with the view to preventing accidents, and reducing personal injuries, property losses and environment pollution, our preventative measures may not be effective. We also maintain insurance coverage on our property, plant, equipment and inventory, but our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters.  Significant operating hazards and natural disasters may cause interruption to our operations, property or environmental damages as well as personal injuries, and each of these incidents could have a material adverse effect on our financial condition and results of operations.

On November 22, 2013, our Donghuang II pipeline located in Qingdao Economic and Technological Development Zone ruptured, resulting in oil leakage into the covered municipal drainage trench. The municipal drainage trench exploded and caused severe casualties and injuries to the surrounding pedestrians, residents and rescue team. The accident caused 62 deaths and 136 injuries and a direct economic loss of RMB 751.7 million, according to the investigation report issued by the State Council investigation team. We were responsible for paying our portion of required compensation to third parties. Our payments would be funded mainly from our Safe Production Insurance Fund that have been accumulated in the past years, as well as claims under the business catastrophe insurance policy that we maintained with a third-party commercial insurance company. In addition, a number of our directors, supervisors and senior management members were imposed disciplinary penalties by the State Council. Losses incurred or payments required to be made by us due to operating hazards, natural disasters or accidents such as the Qingdao pipeline accident, if they are not fully insured, may have a material adverse effect on our financial condition and results of operations.

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

The oil and gas industry in which we operate is drawing increasing concerns about global climate change in recent years.  A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. For example, more than 190 nations are signatories to the Framework Convention on Global Climate Change, commonly known as the “Kyoto Protocol”.  The implementation of the Kyoto Protocol in a number of countries and other potential legislation limiting emissions could affect the global demand for fossil fuels. Although the first commitment period under Kyoto Protocol expired in 2012, nations who are parties to Kyoto Protocol adopted an amendment to the Kyoto Protocol (the “Doha Amendment”) at a conference held in Doha, Qatar, in December 2012. Under the Doha Amendment, the second commitment period for implementation of the amended Kyoto Protocol was extended to 2020. The PRC government has also announced proposals to introduce a “carbon tax”, which may have an adverse impact on our operations. If China or other countries in which we operate or desire to operate enact legislation focused on reducing greenhouse gases, either independently or in response to the Kyoto Protocol, it could result in substantial capital expenditure from compliance with these laws, and revenue generation and strategic growth opportunities could also be adversely impacted.

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

In 2013, Sinopec International Petroleum E&P Hongkong Overseas Limited, a joint venture owned by Sinopec Group Company and us on a 50:50 basis, acquired from Sinopec Group Company (i) 50% interest in CIR, (ii) 49% interest in Taihu, and (iii) 50% interest in Mansarovar. Each of CIR, Taihu and Mansarovar is engaged in oil and gas exploration, development and production business, with CIR based in Kazakhstan, Taihu in Russia and Mansarovar in Colombia.  These countries have experienced, or may experience in the future, political instability, changes to the regulatory environment, changes in taxation, expropriation or nationalization of property, civil strife, strikes, acts of terrorism, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas, or our production to decline, could limit our ability to pursue new opportunities, could affect the recoverability of our assets and could cause us to incur additional costs.

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. Although nations around the world have adopted various economic policies to mediate the negative influences caused by factors such as the slowdown of world economic development and the European financial crisis, it is uncertain how soon the world economy can be fully recovered. Our operations may also be adversely affected by factors such as some countries’ trade protection policies which may affect the export and some regional trade agreements which may affect the import.

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

It is possible that the current or future activities of our ultimate controlling shareholder, Sinopec Group Company, or its affiliates in or with certain countries that are the subject of economic sanctions under relevant U.S. laws could result in negative media and investor attention to us and possible imposition of sanctions on Sinopec Group Company, which could materially and adversely affect our shareholders.

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas or LNG, and chemical projects.  Sinopec Group Company’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan and Syria, which countries are targets of U.S. sanctions administrated by OFAC and by the U.S. Department of State. We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions.  Similarly, we cannot predict whether U.S. sanctions will be further tightened, or the impact that such actions may have on Sinopec Group Company.  It is possible that the United States could subject Sinopec Group Company to sanctions due to these activities.  Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

Further, the Iran Sanctions Act, as amended, and other U.S. laws and Executive Orders, authorize the imposition of sanctions on companies that engage in certain activities in and with Iran, especially in Iran’s energy sector. It is possible that Sinopec Group Company or its affiliates engage in activities that are targeted for sanctions by U.S. laws. It is possible that the U.S. government would determine, and in the event that the U.S. government so determines, that Sinopec Group Company or an entity it owns or controls, had engaged in any such activities and if the most extreme sanction, blocking, was applied to Sinopec Group Company’s property, including controlled subsidiaries, Sinopec Group Company could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

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

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined petroleum products, regulating the upper limit of the retail prices for gasoline and diesel; collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission; meanwhile, there could be potential changes to macroeconomic and industry policies such as further improvement of pricing mechanism of petroleum products, reforming and improvement of pricing mechanism of natural gas, and reforming in resource tax and environmental tax, which could impact our production and operations. Such control mechanisms may have material effects on our operations and profitability.

On the other hand, the PRC government has been gradually relaxing the control over imports of crude oil and refined oil products, which may result in refining overcapacity in China and intensify competition among refining companies in China. Such relaxation of the import control may have material and adverse effects on our refining margin, including procurement cost of imported crude oil and lower prices of refined oil products.

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

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends.  Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange.  The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to provide audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The accounting firms have the ability to appeal and the four firms which are subject to the six month suspension from practicing before the SEC have indicated that they will appeal. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC's final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our representative office in the United States, located at 410 Park Avenue, 6/F, New York, NY 10022, USA (telephone number: (212) 759-5085; fax number: (212) 759-6882) as our agent for service of processes for actions brought under the U.S. securities laws.

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

In order to expand our core businesses, prevent competition between us and members of Sinopec Group and reduce related party transactions, between 2001 and 2009 we have acquired Sinopec National Star Petroleum Company, Sinopec Group Maoming Petrochemical Company, Tahe Oilfield Petrochemical Factory and Xi’an Petrochemical Main Factory, certain Petrochemical and Catalyst Assets, certain Refinery Plants and certain service stations, certain Oil Production Plants, Sinopec Hainan and certain downhole operation assets, 100% equity interest of Sinopec Qingdao Petrochemical Company Limited and certain other assets relating to exploration and production, refining and marketing and distribution segments and assets of certain research institutes from Sinopec Group Company. We have also sold and disposed of certain auxiliary assets and chemical assets. In addition, we completed the privatization of Beijing Yanshan Petrochemical Co., Ltd. and Sinopec Zhenhai Refinery and Chemicals Co., Ltd. and the tender offers for the acquisition of publicly-held A-shares of four subsidiaries formerly listed on stock exchanges in China, namely Sinopec Qilu Petrochemical Co., Ltd., Sinopec Yangzi Petrochemical Co., Ltd., Sinopec Zhongyuan Petroleum Co., Ltd., and Shengli Oil Field Dynamic Co., Ltd.

On March 3, 2010, the warrants issued by us in 2008 matured, of which 188,292 warrants had been exercised and converted into 88,774 shares, providing funding of approximately RMB 1.7 million to us.

In 2010, we acquired a 55% equity interest of SSI, from Sinopec Overseas Oil & Gas Limited, a subsidiary of Sinopec Group Company, for a cash consideration of US$1.678 billion. SSI owns a 50% interest in Angola Block 18.

In 2011, we issued RMB 23 billion convertible bonds which are convertible into our A shares. As of December 31, 2013, our A shares increased by 117,873,188 shares as a result of the exercise of conversion rights by some holders of our convertible bonds. As of April 11, 2014, an aggregate of 348,021,943 A shares have been converted from these convertible bonds.

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

In 2013, Sinopec International Petroleum E&P Hongkong Overseas Limited, a joint venture owned by Sinopec Group Company and us on a 50:50 basis, acquired from Sinopec Group Company (i) 50% interest in Caspian Investment Resources Ltd. (“CIR”), (ii) 49% interest in Taihu Limited (“Taihu”), and (iii) 50% interest in Mansarovar Energy Colombia Ltd. (“Mansarovar”), for a cash consideration of US$2.711 billion in the aggregate. Each of CIR, Taihu and Mansarovar is engaged in oil and gas exploration, development and production business, with CIR based in Kazakhstan, Taihu in Russia and Mansarovar in Colombia.

On February 19, 2014, our board of directors unanimously approved a proposal to restructure our marketing and distribution business and to diversify the ownership of this segment by way of introducing social and private capital investments. The shareholding percentage for social and private investors will be determined according to the market conditions. Our board of directors authorized our Chairman, for so long as the aggregate shareholding percentage of social and private investors does not exceed 30%, to determine the investors, their respective shareholding percentages and the terms and conditions of their participation in the marketing and distribution segment and to organize the implementation of the plans for such participation. As of April 1, 2014, our ownership, management and control of the assets in the marketing and distribution segment have been transferred to Sinopec Sales Co., Ltd, one of our wholly owned subsidiaries.

B.         BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas in China and overseas. As of December 31, 2013, we held 195 production licenses in China, with an aggregate acreage of 22,563 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometer.

As of December 31, 2013, we held 293 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 983,680 square kilometers and with the maximum term of 7 years. Our exploration licenses may be renewed upon our application at least 30 days prior to the expiration date, with each renewal for a maximum two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. We are also obligated to pay an annual exploration license fee ranging from RMB 100 to RMB 500 per square kilometer. Under the PRC laws and regulations, however, we are entitled for reduction and exemption of exploration license fee for exploration in the western region, northeast region and offshore of China.

As of December 31, 2013, our overseas subsidiary held 2 production licenses, with an aggregate acreage of 322.57 square kilometers. It currently does not have exploration licenses. Our overseas equity-accounted investments held 70 production licenses, with an aggregate acreage of 3,779.33 square kilometers, and 6 exploration licenses.

Properties

We currently operate 16 oil and gas production fields in China, each of which consists of many oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2013, Shengli production field produced 197 million barrels of crude oil and 17.66 billion cubic feet of natural gas, with an average daily production of 548 thousand BOE.

As of December 31, 2013, the total acreage of our oil and gas producing fields and blocks in China was 8,902 square kilometers, including 6,388 square kilometers of developed acreage, all of which were net developed acreage; and 2,514 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2013, the total acreage of our oil and gas producing fields and blocks of our overseas subsidiary was 140.5 square kilometers, including 110.0 square kilometers of developed acreage, of which 31.8 square kilometers were net developed acreage; and 30.5 square kilometers of gross undeveloped acreage, of which 8.8 square kilometers were net undeveloped acreage.

As of December 31, 2013, the total acreage of our oil and gas producing fields and blocks of our overseas equity-accounted investments was 1,738.5 square kilometers, including 1,591.9 square kilometers of developed acreage, of which 656.5 square kilometers were net developed acreage; and 146.6 square kilometers of gross undeveloped acreage, of which 46.1 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2013, our estimated proved reserves of crude oil and natural gas in China were 3,855 million BOE (including 2,773 million barrels of crude oil and 6,493 billion cubic feet of natural gas), and our estimated proved reserves of crude oil and natural gas outside of China, which included a share of the estimated proved reserves of our equity-accounted investments, were 362 million BOE. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. Since the end of 2013, we have made significant progress in the exploration and development of shale gas field in Fuling, Sichuan province, which may result in significant increase in our proved reserves in the near future.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2013.

Crude Oil Proved Reserves	As of December 31, 2013
(in millions of barrels)
Developed
Subsidiaries
China
Shengli	1,944
Others	557
Overseas(1)	61
Subtotal	2,562
Equity-accounted investments
Overseas(2)	259
Subtotal	259
Total Developed	2,821
Undeveloped
Subsidiaries
China
Shengli	110
Others	162
Overseas(1)	7
Subtotal	279
Equity-accounted investments
Overseas(2)	30
Subtotal	30
Total Undeveloped	309
Total Proved Reserves	3,130

Natural Gas Proved Reserves	As of December 31, 2013
(in billions of cubic feet)
Developed
Subsidiaries
China
Puguang	2,939
Others	2,842
Overseas(1)	-
Subtotal	5,781
Equity-accounted investments
Overseas(2)	24
Subtotal	24
Total Developed	5,805
Undeveloped
Subsidiaries
China
Puguang	-
Others	712
Overseas(1)	-
Subtotal	712
Equity-accounted investments
Overseas(2)	3
Subtotal	3
Total Undeveloped	715
Total Proved Reserves	6,520

______________________
(1) In 2010, we acquired from Sinopec Group Company part of its interests in Angola Block 18. The proved reserves amount is the net reserves amount of SSI after deducting the government’s amount-sharing. We hold a 55% equity interests in SSI.
(2) In 2013, a joint venture owned by Sinopec Group Company and us on a 50:50 basis acquired from Sinopec Group Company (i) 50% interest in CIR, (ii) 49% interest in Taihu, and (iii) 50% interest in Mansarovar. The proved reserves amount reflects the joint venture's shares in CIR, Taihu and Mansarovar.

As of December 31, 2013, approximately 309 million barrels of our crude oil proved reserves and 715 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and overseas, among which approximately 11.65 million barrels of our crude oil proved reserves and 0.105 billion cubic feet of our natural gas proved reserves in China were classified as proved undeveloped reserves for more than five years, due to international factors. These reserves are mostly located in the Shanghai branch.

During 2013, a total of 1,014 wells were drilled by us in China and 8 wells were drilled overseas. We converted 96 million barrels of proved undeveloped crude oil reserves and 851 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2013. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB 22.204 billion, including RMB 19.583 billion and RMB 2.621 billion incurred in connection with our operations in China and overseas, respectively, in 2013.

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

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at production bureau level. Exploration and development divisions collectively prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at production bureau level then review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. At headquarter level, the RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and disclosure of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialized reserves database which is improved and updated periodically.

Oil and Natural Gas Production

In 2013, we produced an average of 1,153 thousand BOE per day in China, of which approximately 73.86% was crude oil and 26.14% was natural gas. We produced an average of 69 thousand BOE per day overseas, all of which was crude oil. The following tables set forth our average daily production of crude oil and natural gas sold for the years ended December 31, 2011, 2012 and 2013. The production of crude oil includes condensate.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of barrels)
Average Daily Crude Oil Production
China
Shengli	532	536	540
Others	299	304	312
Overseas
Subsidiary(1)	50	59	59
Equity-accounted investments	-	-	10	(2)
Total Crude Oil Production	881	899	921

	Year Ended December 31,
	2011	2012	2013
	(in millions of cubic feet)
Average Daily Natural Gas Production
China
Puguang	586	732	784
Others	830	905	1024
Overseas	-	-	-
Total Natural Gas Production	1,416	1,637	1,808
______________________
(1) The average daily production of our overseas subsidiary is the net production of SSI after deducting the government’s sharing of production. We hold 55% equity interest of SSI.
(2) The average daily production of our equity-accounted investments reflects our shares of the production in CIR, Taihu and Mansarovar, starting from our acquisition in 2013 of (i) 50% interest in CIR, (ii) 49% interest in Taihu, and (iii) 50% interest in Mansarovar, through a joint venture owned by Sinopec Group Company and us.

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2011, 2012 and 2013.

	Weighted Average	China	Overseas(1)
	(RMB)
For the year ended December 31, 2013
Average petroleum lifting cost per BOE	112.56	113.63	91.27
Average realized sales price
Per barrel of crude oil	590.86	584.35	671.17
Per thousand cubic meters of natural gas	1,359.23	1,359.23	-
For the year ended December 31, 2012
Average petroleum lifting cost per BOE	110.64	111.47	92.55
Average realized sales price
Per barrel of crude oil	632.51	625.79	704.17
Per thousand cubic meters of natural gas	1,291.65	1,291.65	-
For the year ended December 31, 2011
Average petroleum lifting cost per BOE	103.86	104.89	81.64
Average realized sales price
Per barrel of crude oil	636.61	632.03	707.70
Per thousand cubic meters of natural gas	1,284.02	1,284.02	-
_______________________
(1) The exchange rates we used for overseas data in this table was the average exchange rates for each year ended December 31, 2011, 2012 and 2013, which were RMB 6.4588 to US$1.00, RMB 6.3125 to US$1.00, and RMB 6.1928 to US$ 1.00, respectively.

Exploration and Development Activities

In 2013, we increased our oil and gas reserves by exploring resources in our five important exploration areas for our upstream business activities. We made remarkable progresses in our exploration of unconventional oil and gas resources. We made a number of technological breakthroughs and achieved satisfactory trial development results in our exploration of the Fuling marine-facies shale gas field, laying a solid foundation for our shale gas development. In 2013, we made two dimensional seismic exploration of 14,654 kilometers, three dimensional seismic exploration of 11,534 square kilometers, and drill footage of 1,875 kilometers. In 2013, we added 313 million barrels to our proved oil reserves in China, achieving an oil reserve replacement ratio of more than 100%. We also acquired overseas upstream assets from Sinopec Group Company, which significantly increased our overseas oil and gas assets. In addition, we enhanced the recovery rate in mature fields and effectively curbed the growth in lifting costs. We made intensive efforts in the natural gas market by increasing sales volumes to meet consumption demand.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2011, 2012 and 2013.

	Total	China		Overseas
		Shengli	Others	Subsidiary	Equity-accounted investments
For the year ended December 31, 2013
Exploratory
Productive	350	112	238	-	-

Dry	352	96	256	-	-
Development
Productive	4,513	2,490	2,016	5	2
Dry	83	39	44	-	-
For the year ended December 31, 2012
Exploratory
Productive	329	101	228	-	-
Dry	682	89	593	-	-
Development
Productive	3,583	2,047	1,532	4	-
Dry	35	6	29	-	-
For the year ended December 31, 2011
Exploratory
Productive	321	112	209	-	-
Dry	504	124	380	-	-
Development
Productive	3,333	1,839	1,494	-	-
Dry	23	5	18	-	-

The following table sets forth the number of wells being drilled by us as of December 31, 2013, as compared to December 31, 2012:

	As of December 31,
	2012		2013
	Gross	Net	Gross	Net
China
Shengli	86	86	93	93
Others	199	199	174	174
Overseas
Subsidiary	4	1	1	-
Equity-accounted investments	-	-	1	-
Total Wells Drilling	289	286	269	267

The following table sets forth our number of productive wells for crude oil and natural gas as of December 31, 2013, as compared to December 31, 2012:

	As of December 31,
	2012		2013
Productive Wells for Crude Oil	Gross	Net	Gross	Net
China
Shengli	30,082	30,082	28,844	28,844
Others	16,165	16,165	17,281	17,281
Overseas
Subsidiary	21	7	23	7
Equity-accounted investments	-	-	1,604	468
Total	46,268	46,254	47,752	46,600

	As of December 31,
	2012		2013
Productive Wells for Natural Gas	Gross	Net	Gross	Net
China
Puguang	53	53	53	53
Others	3,794	3,776	4,179	4,159
Overseas	-	-	-	-
Total	3,847	3,829	4,232	4,212

Refining

Overview

In 2013, our refinery throughputs were approximately 232 million tonnes. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(in million tonnes)
Gasoline	37.10	40.55	45.56
Diesel	77.17	77.39	77.40
Kerosene and jet guel	13.73	15.01	17.43
Light chemical feedstock	37.38	36.33	37.97
Liquefied petroleum gas	9.47	9.92	10.56
Fuel oil	2.54	2.38	3.17

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

Refining Facilities

Currently we operate 34 refineries in China. As of December 31, 2013, our total primary distillation capacity of crude oil was 282 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2011, 2012 and 2013.

	As of and for the Year Ended December 31,
	2011	2012	2013
Primary distillation capacity of crude oil (million tonnes per annum)	247.10	260.90	282.20
Refinery throughputs (million tonnes)	217.37	221.31	231.95
_______________________
Notes:
(1) The primary distillation capacity and refinery throughputs of joint ventures are 100% included in our statistics.
(2) When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

In 2013, measured by the total output from our refineries, our gasoline yield was 19.64%, diesel yield was 33.37%, kerosene yield was 7.52%, and light chemical feedstock yield was 16.37%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2011, 2012 and 2013, our overall yield for all refined petroleum products at our refineries was 95.09%, 95.15% and 94.82% , respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2013 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2013
(in million tonnes per annum)
Zhenhai	23.80
Maoming	23.50
Jinling	21.00
Shanghai	16.00

Qilu	14.00
Fujian	14.00
Tianjin	13.80
Yanshan	13.50
Guangzhou	13.20
Gaoqiao	13.00
Qingdao	12.00
Changling	11.50
Yangzi	9.50
Hainan	9.20
Luoyang	8.00
Wuhan	8.00
Anqing	8.00

In 2013, our primary distillation capacity of crude oil increased by 21.3 million tonnes per annum, which included an increase of 8.5 million tonnes per annum in the distillation capacity of sour crude. In addition, in 2013, our hydro-refining capacity increased by 20.7 million tonnes per annum. The revamping projects for a number of refining facilities to improve refined petroleum product quality were also completed and put into operation.

Source of crude oil

In 2013, approximately 81.81% of the crude oil required for our refinery business was sourced from international suppliers.

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2013, we distributed and sold approximately 165.42 million tonnes of gasoline, diesel, jet fuel and kerosene.  Most of the refined petroleum products sold by us are produced internally. In 2013, approximately 77.9% of our gasoline sales volume and approximately 79.2% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products in the years of 2011, 2012 and 2013.

	2011	2012	2013
Total sales volume of refined petroleum products (in million tonnes)	162.32	173.15	179.99
Domestic sales volume of refined petroleum products (in million tonnes)	151.16	158.99	165.42
Retail	100.24	107.85	113.73
Direct Sales	33.22	33.25	33.49
Wholesale	17.70	17.89	18.20
Average annual throughput of service stations (in tonnes per station)	3,330	3,498	3,707

	As of December 31,
	2011	2012	2013
Total number of service stations under Sinopec brand	30,121	30,836	30,536
Self-operated service stations	30,106	30,823	30,523

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2013, we sold approximately 113.73 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 68.8% of our total domestic gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2013, we had 13 franchised service stations that are owned and operated by third parties. In 2013, the average annual throughput of our service stations increased by 5.97% from 2012, and we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Direct Sales

In 2013, we sold approximately 33.49 million tonnes of refined petroleum products, including 2.67 million tonnes of gasoline, 28.74 million tonnes of diesel and 2.08 million tonnes of kerosene, through direct sales to domestic commercial customers such as industrial enterprises, hotels, restaurants and agricultural producers.

Wholesale

In 2013, we sold approximately 18.2 million tonnes of gasoline, diesel, kerosene and jet fuel through wholesale channels, representing approximately 11.0% of our total domestic sales volume of gasoline, diesel, kerosene and jet fuel. Our wholesale sales include sales to large commercial or industrial customers and independent distributors as well as sales to certain long-term customers such as railway, airlines, shipping and public utilities.

Through our wholesale centers, we operate 395 storage facilities with a total capacity of approximately 15.7 million cubic meters, substantially all of which are wholly-owned by us. Our wholesale centers are connected to our refineries by railway, waterway and, in some cases, by pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

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

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2013 was 10.18 million tonnes per annum. In 2013, we produced 9.98 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

We produce aromatics mainly in the forms of benzene and para-xylene, which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester. We are the largest aromatics producer in China.

Chemicals extracted from olefins and aromatics are mainly used to produce synthetic resins, synthetic rubber and synthetic fibers, as well as intermediate petrochemicals.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2013 for our principal intermediate petrochemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	10,180	9,980	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Propylene	9,155	8,462	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Gaoqiao, Anqing, Jinan, Jingmen, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Benzene	5,056	3,745	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO* and BASF-YPC*
Styrene	2,099	2,084	Yanshan, Qilu, Guangzhou, Maoming, SECCO* and Zhenhai
Para-xylene	4,779	4,478	Shanghai, Yangzi, Qilu, Tianjin, Luoyang and Fujian*
Phenol	608	597	Yanshan and Gaoqiao
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2013.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	6,889	6,597	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Polypropylene	6,155	5,733	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, SECCO*, Jingmen, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Polyvinyl chloride	600	308	Qilu
Polystyrene	750	665	Yanshan, Qilu, Maoming, Guangzhou and SECCO*
Acrylonitrile butadiene styrene	200	121	Gaoqiao

_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2013 production, we are the largest producer of ethylene glycol and caprolactam in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2013 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	3,119	2,947	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	2,579	2,018	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC*, Zhongsha (Tianjing)* and Zhenhai
Acrylonitrile	680	703	Shanghai, Anqing, Qilu and SECCO*
Caprolactam	660	549	Shijiazhuang and Baling
Polyester	3,168	2,858	Shanghai, Yizheng, Tianjin and Luoyang
_______________________
* Joint ventures, of which the production capacities and outputs are 100% included in our statistics.

Synthetic Fibers

We are the largest producer of acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2013.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,328	1,093	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	293	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2013 production, we are the largest producer of SBR and cis-polybutadiene rubber in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2013 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	540	405	Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber	430	410	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi

Styrene-butadiene-styrene thermoplastic elastomers	140	108	Yanshan and Maoming
Isobutylene isoprene rubber	45	35	Yanshan
Isoprene rubber	30	2	Yanshan

Synthetic Ammonia and Urea

We produce synthetic ammonia and urea. Our synthetic ammonia is used to manufacture urea, caprolactam and acrylic nitrile.

The major companies of our production for chemical fertilizers for the year ended December 31, 2013 were Sinopec Anqing Company, Sinopec Baling Company and Sinopec Hubei Chemical Fertilizer Company.

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

Our principal sales and distribution channels consist of direct sales to end-users, most of which are large- and medium-sized manufacturing enterprises, and sales to distributors. We also provided after-sale services to our customers, including technical support. We continuously strive to improve our product mix and enhance our product quality to meet market needs.

Competition

Refining and Marketing of Refined Petroleum Products

Market participants compete primarily on the basis of wide-established sales network and logistics system, quality of products and service, efficiency of operations including proximity to customers, awareness of brand name and price. While we constantly face competition from other market participants, we believe that we have a competitive advantage in our principal market against our competitors.

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

Patents and Trademarks

In 2013, we were granted 2,388 patents in China and overseas. As of December 31, 2013, we owned a total of 11,569 patents in China and overseas.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2013, we sourced a small amount of crude oil from Iran, and such amount represented 2.95% of our total refinery throughputs. In addition, we engaged in a small amount of trading activities with an Iranian company with net profit of approximately $3.41 million.

Based on feedback to our inquiries to Sinopec Group Company, our controlling shareholder, Sinopec Group Company, directly or indirectly through its affiliates, engaged in a small amount of business activities in Iran such as providing engineering support and designs. Sales revenue from these business activities accounted for 0.0015% of its total unaudited sales revenue. In 2013, no profits were generated from these business activities.

Since we have performance obligations under our Iran-related contracts, we are legally required to continue our performance of part of Iran related contracts in 2014.

Regulatory Matters

Overview

China’s petroleum and petrochemical industry has seen significant liberalization in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined petroleum products are still subject to regulation of many government agencies including:

National Development and Reform Commission (“NDRC”)

The NDRC is responsible for formulating and implementing key policies in respect of petroleum and petrochemical industry, including:

•	Formulating guidance plan for annual production, import and export amount of crude oil, natural gas and petroleum products nationwide based on its forecast on macro-economic conditions in China;

•	Setting the pricing policy for refined oil products; and

•	Approving certain domestic and overseas resource investment projects which are subject to NDRC’s approval as required by the Catalogue of Investment Projects Approved by the Government (2013).

The Ministry of Commerce (“MOFCOM”)

MOFCOM is responsible for examining and approving production sharing contracts, Sino-foreign equity joint venture contracts and Sino-foreign cooperation joint venture contracts for oil and gas development within the PRC. It is also responsible to issue quotas and licenses for import and export of crude oil and refined oil products.

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

Applicants for exploration licenses must first submit applications to the MLR with respect to blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment and pay annual exploration license fees, ranging from RMB 100 to RMB 500 per square kilometer, relating to the exploration blocks in respect of which the license is issued. The maximum term of an exploration license is 7 years. The exploration license may be renewed upon application by the holder at least 30 days prior to expiration date, with each renewal for a maximum two-year term.

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

Incentives for Shale Gas Development

China National Energy Administration issued the Shale Gas Industry Policy (the “Policy”) on October 22, 2013, which classifies shale gas as a “national strategic new industry” and calls for more fiscal support for exploration and development of shale gas. In particular, subsidies should be given directly to a shale gas production company according to the amount of its shale gas development and utilization. Local governments are also encouraged to provide subsidies to shale gas production companies, with the subsidy amount to be determined by local fiscal authorities. The Policy provides that compensatory fee for mineral resources and/or license fee for shale gas exploration enterprises will be reduced or exempted, and tariffs can be exempted on the import of certain equipment which cannot be produced domestically. In addition, the government intends to develop and issue regulations on tax incentive policies relating to resource tax, value added tax and income tax for shale gas exploration and development.

Price Controls on Crude Oil

According to the Measures for Administration of Petroleum Products Price (Trial) issued by the NDRC on March 26, 2013, the crude oil price shall be determined by the enterprises on their own accord, by reference to the international market price. The price for supplying crude oil by us and CNPC to each other shall be determined by both the parties upon consultation in accordance with the principle that the cost for transporting domestic crude oil to the refinery is equivalent to the cost for importing crude oil from international market to the refinery. The price for providing crude oil by us and the CNPC to local refineries shall be determined in reference to the supply prices between the two corporations. The price of crude oil produced by CNOOC or other enterprises shall be determined on their own accord by reference to the international market price.

Price Controls on Natural Gas

On June 28, 2013, NDRC released the Circular on Adjustment of the Price of Natural Gas. Pursuant to the circular, prices of natural gas will be linked to the prices of alternative energy, and the prices will be determined at city gates by the market (i.e., by natural gas suppliers and consumers themselves), subject to a ceiling price set by the government. The natural gas prices are subject to slight increase, but caps are set for the prices increase. Price of natural gas used to make fertilizer shall be increased by no more than RMB 0.25 per cubic meter and prices of other non-residential natural gas shall be increased by no more than RMB 0.4 per cubic meter. Gas prices for residential users will remain unchanged.

Regulation of Refining and Marketing of Refined Petroleum Products

Price Controls on Gasoline, Diesel and Jet Fuels

The PRC government continues to exercise control over the prices of gasoline, diesel and jet fuels.

On March 26, 2013, the NDRC announced adjustments to the existing refined oil pricing mechanism, which include, among other things, (i) shortening of monitoring period for adjusting oil product prices from 22 working days to 10 working days; (ii) eliminating the 4% upward or downward fluctuation as a trigger for adjustment of oil product prices; (iii) adjusting the composition of benchmarked crude oil as a reference  for domestic oil product prices. In the cases of changes such as significant increase in domestic CPI or significant fluctuations of crude oil price, NDRC may issue additional procedural guidelines, such as implementing ad hoc suspension, delay or narrowing of price adjustment upon the approval by the State Council.

The ex-factory price of the jet fuels (standard) will be determined by the buyers and the sellers, subject to a limit of no more than the import parity price in the Singapore market. The NDRC will regularly release the import parity price for jet fuels in the Singapore market.

On September 16, 2013, a Circular of Relevant Opinions on Pricing Policies for Upgrading Oil Product Quality was promulgated by the NDRC. The Circular provides that the prices of gasoline and diesel products shall be increased if the quality of such products is upgraded. For gasoline and diesel products that are upgraded to GB IV standards, their prices shall be raised by RMB 290 per tonne and RMB 370 per tonne, respectively; for gasoline and diesel products that are upgraded from GB IV to GB V standards, their prices shall be raised by RMB 170 per tonne and RMB 160 per tonne, respectively. Prices for regular diesel shall be benchmarked against automobile diesel with same specfication.

Regulation of Crude Oil and Refined Petroleum Products Market

On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products  Market” to open the wholesale market of crude oil and refined petroleum products to new market entrants, respectively. The rapid entrance of foreign enterprises into Chinese petroleum, chemical and other related business will change the current horizon of crude oil resorce, as well as petroleum and chemical products market.

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

On December 2, 2013, the State Council issued the Catalogue of Investment Projects Requiring Government Approval (2013) (“2013 Catalogue”). Under the 2013 Catalogue, NDRC approval will only be required for overseas investment projects larger than US$1 billion in size or concerning sensitive countries or regions or sensitive industries. All other projects, including those by enterprises directly administered by the SASAC and local enterprises with an investment size over US$3 billion, will require only a filing with the NDRC or NDRC’s local branches. In addition, when establishing and operating enterprises abroad, Chinese investors will be required to apply for MOFCOM approval if sensitive countries or regions or sensitive industries are involved. For other projects, Chinese investors will need to submit a filing with MOFCOM or MOFCOM’s local branches.

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

Effective from January 1, 2009, China has adjusted the consumption tax rates of the refined oil and other refined oil products under the country’s refined oil tax reform plan.

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

Applicable tax, fees and royalties on refined petroleum products and other refined oil products generally payable by us or by other companies in similar industries are shown below.

Tax Item	Tax Base	Tax Rate
Enterprise income tax	Taxable income	25% effective from January 1, 2008.

Value-added tax	Revenue
13% for liquefied petroleum gas, natural gas, and low density polyethylene for production of agricultural film and fertilizers and 17% for other items. We generally charge value-added tax to our customers at the time of settlement on top of the selling prices of our products on behalf of the taxation authority. We may directly claim refund from the value-added tax collected from our customers for value-added tax that we paid for (i) purchasing materials consumed during the production process; and (ii) charges paid for drilling and other engineering services.

Consumption tax	Aggregate volume sold or self-consumed
RMB 1.0 per liter for gasoline, naphtha, solvent oil and lubricant; RMB 0.8 per liter for diesel, jet fuel and fuel oil. The consumption tax for naphtha for the production of ethylene and aromatic products will be taxed first but refunded later. The consumption tax for naphtha  which is produced internally for the production of ethylene and aromatic products and those listed in direct supply scheme of State Administration of Taxation will be exempted. Consumption tax on jet fuel is currently exempted.

Import tariff	CIF China price
5% for gasoline, 6% for diesel, 9% for jet kerosene and 6% for fuel oil. Beginning on July 1, 2011, the applicable tax rates for gasoline, fuel oil, diesel and jet kerosene are 1%, 1%, 0% and 0%, respectively.

Resource tax	Aggregate volume sold or self-consumed	Effective from November 1, 2011, for domestic production of crude oil and natural gas, the applicable tax rate is 5% of the sales revenue, exemption or deduction may apply if qualified.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	1%

Exploration license fee	Area	RMB 100 to RMB 500 per square kilometer per annum.

Production license fee	Area	RMB 1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education Surcharge and local education surcharge	Total amount of value-added tax, consumption tax and business tax	3% and 2%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$55 per barrel.	Progressive rate of 20% to 40% for revenues derived from crude oil with realized price in excess of US$55 per barrel.
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

C.         ORGANIZATIONAL STRUCTURE

For a description of our relationship with Sinopec Group Company, see “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions.” For a description of our significant subsidiaries, see Note 34 to our consolidated financial statements.

D.         PROPERTY, PLANT AND EQUIPMENT

We own substantially all of our properties, plants and equipment relating to our business activities.

See “Item 4. Information on the Company — B. Business Overview” for description of our property, plant and equipment.

Environmental Matters

We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in whose jurisdictions we have operations. For example, national regulations promulgated by the central government set discharge standards for emissions into air and water. They also set forth schedules of discharge fees for various waste substances. These schedules usually provide for discharge fee increases for each incremental amount of discharge up to a certain level. Above a certain level, the central regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government’s approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations. In addition, we have incurred capital expenditure specifically in compliance with the various environmental protection objectives set by the PRC government for the petroleum and chemical industry, to promote energy saving and environmental protection in China.

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

Our environmental protection expenditures were approximately RMB 4.2 billion in 2011, RMB 4.8 billion in 2012, and RMB 5.2 billion in 2013.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (“SPI Fund”), approximately RMB 650.3 billion of coverage on our property and plants and approximately RMB 109.3 billion of coverage on our inventory. In 2013, we paid an insurance premium of approximately RMB 2.6 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

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

On November 22, 2013, our Donghuang II pipeline located in Qingdao Economic and Technological Development Zone ruptured, resulting in oil leakage into the covered municipal drainage trench. The municipal drainage trench exploded and caused severe casualties and injuries to the surrounding pedestrians, residents and rescue team. The accident caused 62 deaths and 136 injuries and a direct economic loss of RMB 751.7 million, according to the investigation report issued by the State Council investigation team. We were responsible for paying our portion of required compensation to third parties. Our payments would be funded mainly from our Safe Production Insurance Fund that have been accumulated in the past years, as well as claims under the business catastrophe insurance policy that we maintained with a third-party commercial insurance company.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2011, 2012 and 2013.

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

Impairment losses recognized for each of the three years ended December 31, 2011, 2012 and 2013 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2011	2012	2013
	(RMB in millions)
Exploration and production	2,153	1,006	2,523
Refining	78	-	88
Marketing and distribution	269	8	35
Chemicals	308	-	-
Corporate and others	1	-	15
Total	2,809	1,014	2,661

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no changes to the estimated useful lives and residual values during each of the three years ended December 31, 2011, 2012 and 2013.

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

	Year ended December 31,
	2011	2012	2013
	(RMB in millions)
Balance as of January 1	1,322	1,012	699
Impairment losses recognized for the year	51	44	36
Reversal of impairment losses	(124)	(155)	(38)
Written off	(237)	(202)	(123)
Balance as of December 31	1,012	699	574

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

	Year ended December 31,
	2011	2012	2013
	(RMB in millions)
Balance as of January 1	1,091	1,382	491
Allowance for the year	3,264	7,419	1,453
Reversal of allowance on disposal	(122)	(378)	(1)
Written off	(2,851)	(7,943)	(192)
Other increase	-	11	-
Balance as of December 31	1,382	491	1,751
Recently Pronounced International Financial Reporting Standards

Information relating to the recently pronounced IFRS is presented in Note 1 to the consolidated financial statements.

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

B.         CONSOLIDATED RESULTS OF OPERATIONS

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

In 2013, our total operating revenues were RMB 2,880.3 billion, representing an increase of 3.4% over 2012.  Our operating income was RMB 96.8 billion, representing a decrease of 1.9% over 2012.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2012 and 2013.

	Year Ended December 31,		Change from
	2013	2012	2012 to 2013
	(RMB in millions)%
Operating revenues	2,880,311	2,786,045	3.4
Sales of goods	2,833,247	2,733,618	3.6
Other operating revenues	47,064	52,427	(10.2)
Operating expenses	(2,783,526)	(2,687,383)	3.6
Purchased crude oil, products and operating supplies and expenses	(2,371,858)	(2,301,199)	3.1
Selling, general and administrative expenses	(69,928)	(61,174)	14.3
Depreciation, depletion and amortization	(81,265)	(70,456)	15.3
Exploration expenses, including dry holes	(12,573)	(15,533)	(19.1)
Personnel expenses	(55,353)	(51,767)	6.9
Taxes other than income tax	(190,672)	(188,483)	1.2
Other operating (expenses)/income, net	(1,877)	1,229	-
Operating income	96,785	98,662	(1.9)
Net finance costs	(4,246)	(9,881)	(57.0)
Investment income and income from associates and jointly controlled entities	2,513	1,861	35.0
Earnings before income tax	95,052	90,642	4.9
Tax expense	(24,763)	(23,846)	3.8
Net income	70,289	66,796	5.2
Attributable to:
Equity shareholders of the Company	66,132	63,879	3.5
Non-controlling interests	4,157	2,917	42.5

Operating revenues

In 2013, our sales of goods were RMB 2,833.2 billion, representing an increase of 3.6% over 2012. This was mainly due to the active exploration of markets and increased trade income.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2012 to 2013 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2013		2012		2012 to 2013	2013		2012		2012 to 2013
	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	7,604		6,221		22.2	4,253		4,579		(7.1)
Natural gas	15,907	(1)	14,431	(1)	10.2	1,336	(2)	1,281	(2)	4.3
Gasoline	59,482		53,488		11.2	8,498		8,615		(1.4)
Diesel	99,855		99,864		0.0	7,050		7,219		(2.3)
Kerosene	20,162		18,760		7.5	6,116		6,416		(4.7)
Basic chemical feedstock	25,838		23,387		10.5	6,870		6,740		1.9
Synthetic fiber monomer and polymer	6,856		6,943		(1.3)	8,167		8,238		(0.9)
Synthetic resin	10,696		10,503		1.8	9,631		9,181		4.9
Synthetic fiber	1,488		1,458		2.1	10,356		10,790		(4.0)
Synthetic rubber	1,346		1,287		4.6	12,214		17,564		(30.5)
Chemical fertilizer	1,129		1,193		(5.4)	1,698		2,052		(17.3)
____________
(1)	million cubic meters
(2)	RMB per thousand cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced internally were used for refining and chemical production and the remaining were sold to other customers. In 2013, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB 60.8 billion, representing an increase of 13.2% over 2012, and accounted for 2.1% of our operating revenues. The change was mainly due to the increase in the sales volume of crude oil and the sale volume and price of natural gas.

Sales of refined petroleum products

In 2013, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 1,680.5 billion, accounting for 59.3% of our operating revenues and representing an increase of 2.0% over 2012. The increase was mainly because of the increase of sales volume and prices for these products. The sales revenue of gasoline, diesel and kerosene was RMB 1,332.8 billion, accounting for 79.3% of the total revenue of petroleum products and representing an increase of 2.4% over 2012. Sales revenue of other refined petroleum products was RMB 347.7 billion, accounting for 20.7% of the total revenue of petroleum products and representing an increase of 0.8% over 2012.

Sales of chemical products

Our external sales revenue of chemical products was RMB 374.1 billion, accounting for 13.2% of our operating revenues and representing an increase of 5.0% over 2012. This was mainly attributable to expanded sales volume of chemical products.

Revenue from corporate and others

In 2013, our corporate and others realized sales revenue of RMB 717.8 billion, accounting for 25.3% of our operating revenue and representing an increase of 6.1% over 2012. This was mainly attributable to expanded sales volume, imports and exports of crude oil and refined petroleum products.

Operating expenses

In 2013, our operating expenses were RMB 2,783.5 billion, representing an increase of 3.6% over 2012, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 2,371.9 billion, representing an increase of 3.1% over 2012, accounting for 85.2% of the total operating expenses, of which:

•	crude oil purchase expenses were RMB 874.3 billion, representing a decrease of 0.7% over 2012. In 2013, the total throughput of crude oil that was purchased externally was 178.43 million tonnes

(excluding the amount processed for third parties), representing an increase of 5.8% over 2012; the average unit processing cost for crude oil purchased externally was RMB 4,900 per tonne, representing a decrease of 6.2% over 2012; and

•	other purchasing expenses were RMB 1,497.6 billion, representing an increase of 5.4% over 2012. This was mainly due to the expansion of our trading activities.

Selling, general and administrative expenses totaled RMB 69.9 billion, representing an increase of 14.3% over 2012. This was mainly attributable to an increase of RMB 6.7 billion in rent for land, community service and other expenses.

Depreciation, depletion and amortization was RMB 81.3 billion, representing an increase of 15.3% over 2012. This was mainly due to the increase of depreciation resulting from our continuous capital expenditure on property, plant and equipment.

Exploration expenses, including dry holes were RMB 12.6 billion, representing a decrease of 19.1% over 2012, reflecting our enhanced exploration activities, which improve the exploration efficiency and reduce exploration costs.

Personnel expenses were RMB 55.4 billion, representing an increase of RMB 3.6 billion, or 6.9%, over 2012.

Taxes other than income tax were RMB 190.7 billion, representing an increase of 1.2% over 2012. This was mainly due to an increase of RMB 4.3 billion in consumption tax resulting from the increased sales volume of gasoline as compared with 2012, an increase of RMB 1.5 billion in city construction tax and education surcharge, and a decrease in special oil income levy by RMB 3.8 billion resulting from the decreased oil price.

Other operating expenses, net were RMB 1.9 billion.

Operating income

In 2013, our operating income was RMB 96.8 billion, representing a decrease of 1.9% over 2012.

Net finance costs

In 2013, our net finance costs were RMB 4.2 billion, representing a decrease of 57.0% over 2012.  This decrease in finance costs was mainly attributable to (i) decrease in net interest expenses of RMB 0.9 billion; (ii) increase in net foreign exchange gain of RMB 2.6 billion; and (iii) increase of RMB 2.1 billion in the earnings arising from the change in fair value of our issued convertible bonds.

Earnings before income tax

In 2013, our earnings before income tax were RMB 95.1 billion, representing an increase of 4.9% over 2012.

Tax expense

In 2013, we recognized income tax expense of RMB 24.8 billion, representing an increase of RMB 0.9 billion over 2012.

Net income attributable to non-controlling interests

In 2013, our net income attributable to non-controlling interests was RMB 4.2 billion, representing an increase of RMB 1.2 billion over 2012.

Net income attributable to equity shareholders of the Company

In 2013, our net income attributable to our equity shareholders was RMB 66.1 billion, representing an increase of 3.5% over 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, our total operating revenues were RMB 2,786.0 billion, representing an increase of 11.2% over 2011.  Our operating income was RMB 98.7 billion, representing a decrease of 6.5% over 2011.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2011 and 2012.

	Year Ended December 31,		Change from
	2012	2011	2011 to 2012
	(RMB in millions)%
Operating revenues	2,786,045	2,505,683	11.2
Sales of goods	2,733,618	2,463,767	11.0
Other operating revenues	52,427	41,916	25.1
Operating expenses	(2,687,383)	(2,400,153)	12.0
Purchased crude oil, products and operating supplies and expenses	(2,301,199)	(2,027,646)	13.5
Selling, general and administrative expenses	(61,174)	(58,960)	3.8
Depreciation, depletion and amortization	(70,456)	(63,816)	10.4
Exploration expenses, including dry holes	(15,533)	(13,341)	16.4
Personnel expenses	(51,767)	(45,428)	14.0
Taxes other than income tax	(188,483)	(189,949)	(0.8)
Other operating income/(expenses), net	1,229	(1,013)	-
Operating income	98,662	105,530	(6.5)
Net finance costs	(9,881)	(5,285)	87.0
Investment income and income from associates and jointly controlled entities	1,861	4,320	(56.9)
Earnings before income tax	90,642	104,565	(13.3)
Tax expense	(23,846)	(26,120)	(8.7)
Net income	66,796	78,445	(14.8)
Attributable to:
Equity shareholders of the Company	63,879	73,225	(12.8)
Non-controlling interests	2,917	5,220	(44.1)

Operating revenues

In 2012, our  sales of goods were RMB 2,733.6 billion, representing an increase of 11.0% over 2011. This was mainly due to the active expansion of the markets and its increased sales volume and higher prices of oil products.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2011 to 2012 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2012		2011		2011 to 2012	2012		2011		2011 to 2012
	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	6,221		5,581		11.5	4,579		4,621		(0.9)
Natural gas	14,431	(1)	12,310	(1)	17.2	1,281	(2)	1,274	(2)	0.5
Gasoline	53,488		47,494		12.6	8,615		8,403		2.5
Diesel	99,864		97,897		2.0	7,219		7,075		2.0
Kerosene	18,760		16,570		13.2	6,416		6,193		3.6
Basic chemical feedstock	23,387		20,944		11.7	6,740		6,915		(2.5)
Synthetic fiber monomer and polymer	6,943		6,585		5.4	8,238		9,880		(16.6)
Synthetic resin	10,503		10,518		(0.1)	9,181		9,841		(6.7)
Synthetic fiber	1,458		1,496		(2.5)	10,790		13,301		(18.9)

Synthetic rubber	1,287	1,220	5.5	17,564	22,215	(20.9)
Chemical fertilizer	1,193	951	25.4	2,052	2,186	(6.1)
____________
(1)	million cubic meters
(2)	RMB per thousand cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced internally were used for refining and chemical production and the remaining were sold to other customers. In 2012, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB 53.7 billion, representing an increase of 13.1% over 2011, and accounted for 1.9% of our operating revenues. The change was mainly due to the increase in the sales volume of crude oil, natural gas and other upstream products.

Sales of refined petroleum products

In 2012, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 1,647.0 billion, accounting for 59.1% of our operating revenues and representing an increase of 8.0% over 2011. The increase was mainly because of the increase of sales volume and prices for these products. The sales revenue of gasoline, diesel and kerosene was RMB 1,302.0 billion, accounting for 79.1% of the total revenue of petroleum products and representing an increase of 9.0% over 2011. Sales revenue of other refined petroleum products was RMB 345.0 billion, accounting for 20.9% of the total revenue of petroleum products and representing an increase of 4.3% over 2011.

Sales of chemical products

Our external sales revenue of chemical products was RMB 356.2 billion, accounting for 12.8% of our operating revenues and representing a decrease of 3.4% over 2011. This was mainly attributable to the decrease of prices for chemical products as a result of overall market conditions.

Revenue from corporate and others

In 2012, our corporate and others realized sales revenue of RMB 677.9 billion, accounting for 24.2% of our operating revenue and representing an increase of 29.5% over 2011. This was mainly attributable to expanded sales volume, imports and exports of crude oil and refined petroleum products.

Operating expenses

In 2012, our operating expenses were RMB 2,687.4 billion, representing an increase of 12.0% over 2011, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 2,301.2 billion, representing an increase of 13.5% over 2011, accounting for 85.6% of the total operating expenses, of which:

•
crude oil purchase expenses were RMB 880.7 billion, representing an increase of 5.0% over 2011. In 2012, the total throughput of crude oil that was purchased externally was 168.61 million tonnes (excluding the amount processed for third parties), representing an increase of 1.1% over 2011; the average unit processing cost for crude oil purchased externally was RMB 5,223 per tonne, representing an increase of 3.9% over 2011; and

•
other purchasing expenses were RMB 1,420.5 billion, representing an increase of 19.5% over 2011. This was mainly due to the expansion of our trading activities, as well as the increased prices of refined oil and other products.

Selling, general and administrative expenses totaled RMB 61.2 billion, representing an increase of 3.8% over 2011. This was mainly attributable to the expansion of our sales, increase in labor costs and increase in sales expenses such as agency fees and selling and transportation expenses.

Depreciation, depletion and amortization was RMB 70.5 billion, representing an increase of 10.4% over 2011. This was mainly due to the increase of depreciation resulting from our continuous capital expenditure on property, plant and equipment.

Exploration expenses, including dry holes were RMB 15.5 billion, representing an increase of 16.4% over 2011, reflecting our enhanced exploration activities in Erdos, Sichuan Basin and Jungar regions, as well as our investment in unconventional oil and gas exploration.

Personnel expenses were RMB 51.8 billion, representing an increase of RMB 6.3 billion, or 14.0%, over 2011, or an increase of 5.0% over 2011 excluding adjustments made to salary-based surcharges and insurance contribution basis according to relevant regulations, implementation of employee vacation and recuperation system, housing subsidy and annuity for employees. This is largely because of the improvement of compensation system and moderate increase of wages and salaries of our employees, in particular labor in the production lines.

Taxes other than income tax were RMB 188.5 billion, representing a decrease of 0.8% over 2011. This was mainly due to the decrease of special oil income levy by RMB 8.3 billion over 2011 resulting from the lifted special oil income levy threshold as of November 1, 2011, partially offset by the increase of resources tax of RMB 4.4 billion attributable to collection of resource tax on ad valorem effective as of November 1, 2011.

Other operating income/(expenses), net were RMB 2.2 billion less than that for 2011.

Operating income

In 2012, our operating income was RMB 98.7 billion, representing a decrease of 6.5% over 2011.

Net finance costs

In 2012, our net finance costs were RMB 9.9 billion, representing an increase of 87.0% over 2011.  This increase in finance costs was mainly attributable to (i) increase of net interest expenses of RMB 2.0 billion due to increase of our interest-bearing debts by RMB 43.3 billion, offset by a decrease of 0.2 percentage points in our overall financing costs because of our expansion of low-cost U.S. dollars denominated financing and timely issuance of super short  financing instruments and corporate bonds; (ii) decrease of foreign exchange gain of RMB 1.0 billion due to slower appreciation of Renminbi; and (iii) increase of RMB 1.3 billion in the loss arising from the change in fair value of our issued H shares and debts convertible to A shares at period end.

Earnings before income tax

In 2012, our earnings before income tax were RMB 90.6 billion, representing a decrease of 13.3% over 2011.

Tax expense

In 2012, we recognized income tax expense of RMB 23.8 billion, representing a decrease of RMB 2.3 billion over 2011.

Net income attributable to non-controlling interests

In 2012, our net income attributable to non-controlling interests was RMB 2.9 billion, representing a decrease of RMB 2.3 billion over 2011.

Net income attributable to equity shareholders of the Company

In 2012, our net income attributable to our equity shareholders was RMB 63.9 billion, representing a decrease of 12.8% over 2011.

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

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2011	2012	2013	2012	2013	2012	2013
	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production External sales(1)	69	82	83	1.7	1.7	3.0	2.9
Inter-segment sales	173	175	159	3.7	3.3
Total operating revenue	242	257	242	5.4	5.0
Refining
External sales(1)	196	200	200	4.2	4.1	7.2	7.0
Inter-segment sales	1,016	1,071	1,111	22.7	22.9
Total operating revenue	1,212	1,271	1,311	26.9	27.0
Marketing and distribution
External sales(1)	1,342	1,462	1,496	31.0	30.8	52.5	51.9
Inter-segment sales	6	10	6	0.2	0.1
Total operating revenue	1,348	1,472	1,502	31.2	30.9
Chemicals
External sales(1)	375	364	382	7.7	7.9	13.1	13.2
Inter-segment sales	45	48	56	1.0	1.2
Total operating revenue	420	412	438	8.7	9.1
Corporate and others
External sales(1)	524	678	719	14.4	14.8	24.2	25.0
Inter-segment sales	611	635	640	13.4	13.2
Total operating revenue	1,135	1,313	1,359	27.8	28.0
Total operating revenue before inter-segment eliminations	4,357	4,725	4,852	100.0	100.0
Elimination of inter-segment sales	(1,851)	(1,939)	(1,972)
Consolidated operating revenues	2,506	2,786	2,880			100.0	100.0

(1) include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from 2012 to 2013.

	Year Ended December 31,			Change from 2012 to 2013
	2011	2012	2013
	(RMB in billions)			(%)
Exploration and production
Total operating revenues	242	257	242	(5.9)
Total operating expenses	(170)	(187)	(187)	0.1
Total operating income	72	70	55	(21.8)

Refining
Total operating revenues	1,212	1,271	1,311	3.2
Total operating expenses	(1,248)	(1,282)	(1,302)	1.6
Total operating income/(loss)	(36)	(11)	9	-
Marketing and distribution
Total operating revenues	1,348	1,472	1,502	2.1
Total operating expenses	(1,303)	(1,429)	(1,467)	2.7
Total operating income	45	43	35	(17.6)
Chemicals
Total operating revenues	420	412	438	6.2
Total operating expenses	(394)	(411)	(437)	6.3
Total operating income	26	1	1	(26.3)
Corporate and others
Total operating revenues	1,134	1,313	1,359	3.5
Total operating expenses	(1,137)	(1,315)	(1,362)	3.6
Total operating loss	(3)	(2)	(3)	39.7
Elimination of inter-segment income (loss)	1	(1)	1	-

Exploration and Production Segment

Most of the crude oil and a portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

In 2013, the operating revenues of this segment were RMB 242.1 billion, representing a decrease of 5.9% over 2012. This is mainly attributable to the decreased sales price of crude oil.

The segment sold 44.24 million tonnes of crude oil and 17.0 billion cubic meters of natural gas in 2013, representing an increase of 0.4% and an increase of 12.6% over 2012, respectively. The average realized price of crude oil and natural gas were RMB 4,195 per tonne and RMB 1,359 per thousand cubic meters, respectively, representing a decrease of 6.6% and an increase of 5.2%, respectively, over 2012.

In 2013, the operating expenses of this segment were RMB 187.3 billion, representing an increase of 0.1% over 2012. This was mainly due to:

•	The expenses of rent for land and community service expenses increased by RMB 4.0 billion over 2012;

•	The expense of depreciation, depletion and amortization increased by RMB 4.8 billion over 2012;

•	The exploration expenses decreased by RMB 3.0 billion over 2012, reflecting our enhanced exploration activities which improve the exploration efficiency; and

•	The special oil income levy, resource tax and other taxes decrease by RMB 4.4 billion.

The lifting cost for oil and gas was RMB 800 per tonne in 2013, representing an increase of 1.8% over 2012. This was primarily due to the increases in the price of fuels, power and labor expense.

In 2013, the operating income of this segment was RMB 54.8 billion, representing a decrease of 21.8% over 2012, which was primarily due to the decrease in crude oil price.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenues of this segment were RMB 257.2 billion, representing an increase of 6.3% over 2011. This is mainly attributable to the increased sales volume of crude oil and natural gas, of 1.07 million tonnes and 2.1 billion cubic meters, respectively.

The segment sold 44.06 million tonnes of crude oil and 15.1 billion cubic meters of natural gas in 2012, representing an increase of 2.5% and an increase of 16.3% over 2011, respectively. The average realized price of crude oil and natural gas were RMB 4,491 per tonne and RMB 1,292 per thousand cubic meters, respectively, representing a decrease of 0.8% and an increase of 0.6%, respectively, over 2011.

In 2012, the operating expenses of this segment were RMB 187.1 billion, representing an increase of 9.9% over 2011. This was mainly due to:

•
The expense of depreciation, depletion and amortization increased by RMB 3.8 billion over 2011. This was mainly due to the increased depreciation and depletion resulting from the oil and gas assets invested;

•
The exploration expenses increased by RMB 2.2 billion over 2011, reflecting our enhanced exploration activities in Erdos, Sichuan Basin and Jungar  regions, as well as our investment in unconventional oil and gas exploration.;

•	The personnel expenses increased by RMB 2.7 billion over 2011; and

•	Other operating expenses increased by RMB 7.7 billion over 2011 due to the increase of selling costs of raw materials along with the increase of their selling revenue.

The lifting cost for oil and gas was RMB 786 per tonne in 2012, representing an increase of 6.4% over 2011. This was primarily due to the increases in the price of raw materials, fuels and power and an increase of labor expense, and the increased expenses for improving oil fields injection-production system.

In 2012, the operating income of this segment was RMB 70.1 billion, representing a decrease of 2.2% over 2011.

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

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

In 2013, the operating revenues of this segment were RMB 1,311.3 billion, representing an increase of 3.2% over 2012. This was mainly attributable to the increase in sales volumes of the refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2013 and 2012, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2013	2012	2012 to 2013	2013	2012	2012 to 2013
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	42,759	38,473	11.1	7,879	7,957	(1.0)
Diesel	72,402	72,883	(0.7)	6,571	6,682	(1.7)
Kerosene	11,944	10,262	16.4	6,116	6,379	(4.1)
Chemical feedstock	36,353	34,431	5.6	5,722	5,983	(4.4)
Other refined petroleum products	51,207	46,932	9.1	4,136	4,267	(3.1)

In 2013, our sales revenues of gasoline were RMB 336.9 billion, representing an increase of 10.0% over 2012; the sales revenues of diesel were RMB 475.7 billion, representing a decrease of 2.3% over 2012; the sales revenues of kerosene were RMB 73.1 billion, representing an increase of 11.6% over 2012; the sales revenues of chemical feedstock were RMB 208.0 billion, representing an increase of 1.0% over 2012; and the sales revenues of other refined petroleum products were RMB 211.8 billion, representing an increase of 5.8% over 2012.

The segment’s operating expenses were RMB 1,302.7 billion in 2013, representing an increase of 1.6% over 2012, which is mainly attributable to the increase of cost related to upgrading oil quality and consumption tax related to the increased sales volume of refined oil products.

In 2013, the average unit cost of refining feedstock processed was RMB 4,856 per tonne, representing a decrease of 5.6% over 2012. Refining throughput were 223.24 million tonnes (excluding the volume processed for third parties), representing an increase of 5.3% over 2012. In 2013, the total costs of refining feedstock processed were RMB 1,084.0 billion, representing a decrease of 0.7% over 2012.

The refining margin was RMB 261.1 per tonne in 2013, representing an increase of RMB 104.6 per tonne over 2012. This was mainly attributable to the improvement of China’s pricing mechanism for oil products and the implementation of the policy which allows to raise price for refined oil with higher quality.

In 2013, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the refinery throughput) was RMB 168.5 per tonne, representing an increase of RMB 11.0 per tonne over 2012. This was mainly due to the increase in rent for land and external purchase prices of supporting materials, power and fuels for the purpose of upgrading the quality of oil products.

The segment’s operating income was RMB 8.6 billion in 2013, representing an increase of RMB 20.0 billion from 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenues of this segment were RMB 1,270.9 billion, representing an increase of 4.9% over 2011. This was mainly attributable to the increase in prices and sales volumes of the refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2012 and 2011, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2012	2011	2011 to 2012	2012	2011	2011 to 2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	38,473	35,173	9.4	7,957	7,629	4.3
Diesel	72,883	74,338	(2.0)	6,682	6,421	4.1
Kerosene	10,262	9,538	7.6	6,379	6,038	5.6
Chemical feedstock	34,431	35,783	(3.8)	5,983	5,774	3.6
Other refined petroleum products	46,932	45,187	3.9	4,267	4,325	(1.3)

In 2012, our sales revenues of gasoline were RMB 306.1 billion, representing an increase of 14.1% over 2011; the sales revenues of diesel were RMB 487.0 billion, representing an increase of 2.0% over 2011; the sales revenues of kerosene were RMB 65.5 billion, representing an increase of 13.7% over 2011; the sales revenues of chemical feedstock were RMB 206.0 billion, representing a decrease of 0.3% over 2011; and the sales revenues of other refined petroleum products were RMB 200.3 billion, representing an increase of 2.5% over 2011.

The segment’s operating expenses were RMB 1,282.4 billion in 2012, representing an increase of 2.8% over 2011, which is mainly attributable to the increase of refining feedstock sales price and processing volume.

In 2012, the average unit cost of refining feedstock processed was RMB 5,146 per tonne, representing an increase of 3.4% over 2011. Refining throughput were 212.10 million tonnes (excluding the volume processed for third parties), representing an increase of 0.9% over 2011. In 2012, the total costs of refining feedstock processed were RMB 1,091.4 billion, representing an increase of 4.3% over 2011.

The refining margin was RMB 156.5 per tonne in 2012, representing an increase of RMB 121.8 per tonne over 2011. This was primarily because China timely adjusted the prices of refined oil based on the trends of the prices of crude oil and gradually improved the pricing mechanism for refined oil. In addition, this segment actively adjusted the structure of product offerings and expanded sales volume of high value added products.

In 2012, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the refinery throughput) was RMB 157.5 per tonne, representing an increase of RMB 8 per tonne over 2011. This was mainly due to the increase in external purchase prices of supporting materials, power and fuels.

The segment’s operating loss was RMB 11.4 billion in 2012, representing a decrease of RMB 24.3 billion from 2011.

Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from our refining segment and third parties, making wholesale and direct sales to domestic customers, and retail of the refined oil products through the segment’s retail distribution network, as well as providing related services.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

In 2013, the operating revenues of this segment were RMB 1,502.4 billion, representing an increase of 2.1% compared with 2012.

In 2013, the sales revenues of gasoline, diesel and kerosene were RMB 505.8 billion, RMB 708.3 billion and RMB 123.7 billion, representing an increase of 9.7%, a decrease of 2.6% and an increase of 2.9%, respectively, over 2012.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2013 and 2012 in different forms of sales channels.

	Sales Volume		Change from	Average Realized Prices		Change from
	2013	2012	2012 to 2013	2013	2012	2012 to 2013
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	59,523	53,535	11.2	8,498	8,614	(1.4)
Retail sale	49,733	45,477	9.4	8,690	8,744	(0.6)
Direct sale	4,955	3,577	38.5	7,123	7,505	(5.1)
Wholesale	4,836	4,481	7.9	7,934	8,182	(3.0)
Diesel	100,477	100,790	(0.3)	7,049	7,213	(2.3)
Retail sale	58,148	57,382	1.3	7,325	7,454	(1.7)
Direct sale	31,687	32,355	(2.1)	6,649	6,882	(3.4)
Wholesale	10,641	11,053	(3.7)	6,735	6,932	(2.8)
Kerosene	20,232	18,741	8.0	6,116	6,416	(4.7)
Fuel oil	33,100	29,690	11.5	4,333	4,622	(6.3)

The operating expenses of the segment in 2013 was RMB 1,467.3 billion, representing an increase of RMB 38.0 billion or 2.7%, over 2012, which was mainly attributable to the increase of purchase costs as a result of increased sales volume of oil products.

In 2013, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB 196.1 per tonne, representing an increase of 5.3%, which was mainly due to the increase in the rent for land as well as labor cost.

The operating income of the segment in 2013 was RMB 35.1 billion, representing a decrease of 17.6% over 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenues of this segment were RMB 1,471.9 billion, representing an increase of 9.2% compared with 2011.

In 2012, the sales revenues of gasoline, diesel and kerosene were RMB 461.2 billion, RMB 727.0 billion and RMB 120.2 billion, representing an increase of 15.5%, 4.4% and 17.7% over 2011, respectively.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2012 and 2011 in different forms of sales channels.

	Sales Volume		Change from	Average Realized Prices		Change from
	2012	2011	2011 to 2012	2012	2011	2011 to 2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	53,535	47,540	12.6	8,614	8,403	2.5
Retail sale	45,477	40,380	12.6	8,744	8,509	2.8
Direct sale	3,577	2,514	42.3	7,505	7,636	(1.7)
Wholesale	4,481	4,647	(3.6)	8,182	7,889	3.7
Diesel	100,790	98,508	2.3	7,213	7,075	2.0
Retail sale	57,382	55,521	3.4	7,454	7,247	2.9
Direct sale	32,355	31,998	1.1	6,882	6,853	0.4
Wholesale	11,053	10,988	0.6	6,932	6,824	1.6
Kerosene	18,741	16,493	13.6	6,416	6,193	3.6
Fuel oil	29,690	26,560	11.8	4,622	4,486	3.0

The operating expenses of the segment in 2012 was RMB 1,429.2 billion, representing an increase of RMB 126.3 billion, or 9.7%, over 2011, which was mainly attributable to the increase of purchase costs of RMB 120.1 billion, or 9.6%, over 2011 as a result of increase of volume and prices of oil purchased.

In 2012, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB 186.3 per tonne, representing an increase of 0.8%.

The operating income of the segment in 2012 was RMB 42.7 billion, representing a decrease of 4.6% over 2011.

Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from our refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The operating revenues of the chemicals segment in 2013 were RMB 437.6 billion, representing an increase of 6.2% over 2012, which was mainly attributable to our active exploration of the market resulting in an increase of 7.6% in sales volume of chemical products over 2012, despite of the decrease of 1.1% of the prices for chemical products over 2012.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of this segment in 2013 were approximately RMB 416.0 billion, representing an increase of 5.6% compared with 2012, accounting for 95.1% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2012 to 2013.

	Sales Volume		Change from	Average Realized Prices		Change from
	2013	2012	2012 to 2013	2013	2012	2012 to 2013
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	32,971	29,873	10.4	6,764	6,667	1.5
Synthetic fiber monomers and polymers	6,883	6,972	(1.3)	8,161	8,231	(0.9)
Synthetic resins	10,700	10,507	1.8	9,631	9,182	4.9
Synthetic fiber	1,488	1,458	2.1	10,356	10,790	(4.0)
Synthetic rubber	1,349	1,289	4.7	12,203	17,553	(30.5)
Chemical fertilizer	1,129	1,232	(8.4)	1,698	2,044	(16.9)

The operating expenses of the segment in 2013 were RMB 436.7 billion, representing an increase of 6.3% over 2011. This was mainly attributable to the increase in trade volume and the increase in raw material costs by RMB 25.1 billion or 7.4% over 2012.

In 2013, the segment registered operating income of RMB 0.9 billion, representing a decrease of RMB 0.3 billion or 26.3% against 2012, which was mainly because of significant drop of product prices (other than price for basic chemical products and synthetic resin) compared with 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The operating revenues of the chemicals segment in 2012 were RMB 412.0 billion, representing a decrease of  2.0% over 2011, which was mainly attributable to the significant decrease in sales prices of chemical products as a result of the depressed chemical market.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of this segment in 2012 were approximately RMB 393.9 billion, representing a decrease of 2.1% compared with 2011, accounting for 95.6% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2011 to 2012.

	Sales Volume		Change from	Average Realized Prices		Change from
	2012	2011	2011 to 2012	2012	2011	2011 to 2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	29,873	27,335	9.3	6,667	6,746	(1.2)
Synthetic fiber monomers and polymers	6,972	6,631	5.1	8,231	9,866	(16.6)
Synthetic resins	10,507	10,524	(0.2)	9,182	9,841	(6.7)
Synthetic fiber	1,458	1,496	(2.5)	10,790	13,301	(18.9)
Synthetic rubber	1,289	1,220	5.7	17,553	22,215	(21.0)
Chemical fertilizer	1,232	960	28.3	2,044	2,187	(6.5)

The operating expenses of the segment in 2012 were RMB 410.8 billion, representing an increase of 4.3% over 2011. This was mainly attributable to the increase in trade volume and the change in inventory. Thus raw material costs increased by RMB 17.3 billion or 4.9% over 2011.

In 2012, the segment registered operating income of RMB 1.2 billion, representing a decrease of 95.6% over 2011, which was mainly because of significant drop of product prices compared with 2011.

Corporate and Others

The business activities of corporate and others mainly consist of the import and export business activities of our subsidiaries, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

In 2013, the operating revenue generated from corporate and others was RMB 1,359.1 billion, representing an increase of 3.5% over 2012, which was mainly attributable to the increase in trade volume of crude oil and refined oil products. This includes operating revenue of RMB 1,354.9 billion from trading companies.

In 2013, the operating expenses of this segment was RMB 1,362.5 billion, representing an increase of 3.6% over 2012. This includes the operating expense of RMB 1,353.6 billion from trading companies.

In 2013, the operating loss of this segment was RMB 3.4 billion.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

In 2012, the operating revenue generated from corporate and others was RMB 1,313.0 billion, representing an increase of 15.8% over 2011, which was mainly attributable to the increase of trade volume of crude oil and refined oil. This includes operating revenue of RMB 1,309.1 billion from trading companies.

In 2012, the operating expenses of this segment was RMB 1,315.4 billion, representing an increase of 15.7% over 2011. This includes the operating expense of RMB 1,307.7 billion from trading companies.

In 2012, the operating loss of this segment was RMB 2.4 billion.

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

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
Statement of cash flow data	2013	2012	2011
	(RMB in millions)
Net cash generated from operating activities	151,893	142,380	150,622
Net cash used in investing activities	(178,740)	(162,197)	(140,449)
Net cash generated from financing activities	31,519	5,628	(2,516)
Net increase/(decrease) in cash and cash equivalents	4,672	(14,189)	7,657

The net cash generated from our operating activities in 2013 was RMB 151.9 billion, representing an increase of RMB 9.5 billion over 2012, which was mainly due to the increase in pre-tax profit, depreciation, depletion and amortization for the same period.

The net cash generated from our operating activities in 2012 was RMB142.4 billion, representing a decrease of RMB8.2 billion over 2011, which was mainly due to the decrease of pre-tax profit for the same period.

The net cash used in our investing activities in 2013 was RMB 178.7 billion, representing an increase of RMB 16.5 billion over 2012, which was mainly due to the acquisition of equity interests in CIR, Taihu and Mansarovar.

The net cash used in our investing activities in 2012 was RMB162.2 billion, representing an increase of RMB21.7 billion over 2011, which reflected the growth of our investments as planned for our rapid development.

The net cash inflow from our financing activities in 2013 was RMB 31.5 billion, representing an increase of RMB 25.9 billion over 2012. This reflected: (i) increase of cash inflow of RMB 19.4 billion as a result of our H share placement and issuance; (ii) increase of cash inflow of RMB 11.2 billion as a result of non-controlling shareholder’s investments, among which Sinopec International Petroleum Exploration and Development Co., Ltd. and Sinopec Kantons Holdings Co., Ltd. received RMB 9.2 billion and RMB 2.1 billion, respectively; and (iii) decrease of cash inflow of RMB 4.3 billion from interest-bearing debt financing against 2012.

The net cash inflow from our financing activities in 2012 was RMB5.6 billion, representing an increase of RMB8.1 billion comparing to a net cash outflow of RMB2.5 billion in 2011. This reflected: (i) an increase of cash inflow of RMB16.2 billion from RMB41.8 billion of corporate bonds issued and bank loans borrowed in 2012; and (ii) an increase in cash outflow of RMB8.1 billion as a result of dividend and interest payments of RMB36.2 billion in 2012.

In respect of our cash flows, we maintained ongoing and steady growth of operating cash flow throughout 2013 by seizing the favorable opportunities of stable international economic conditions and sound development of domestic economy to continually and consistently expand our operations.  We also further improved our centralized funds management, strictly controlled the size of amount of monetary funds and interest-bearing debts, reduced the level of idle funds and accelerated capital turnover, which contributed to the increase of our efficiency as a whole.

In respect of our debts and borrowings, we increased our debts to RMB 309.5 billion at the end of 2013 from RMB 278.1 billion from the beginning of 2013.  Our short-term debts increased by RMB 47.9 billion from the beginning of 2013, which was mainly attributable to the short-term U.S. dollar loan borrowed in 2013, and the proportion of short term debts in our total debts increased to 53% from 42% at the beginning of 2013.  Our long-term debts decreased by RMB 16.5 billion from the beginning of 2013, reflecting the issuance of corporate bonds and the increase of the transferred amount due within one year, and the proportion of long term debts in our total debts decreased to 47% from 58% at the beginning of 2013.  Our short-term debts primarily consist of revolving loans borrowed according to our business plan and operation needs, and overdrawing agreements entered into on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2013.

	As of December 31, 2013
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB in millions)
Contractual obligations(1)
Short-term debt	165,985	165,985	-	-	-
Long-term debt	173,201	4,083	34,586	65,636	68,896
Total contractual obligations	339,186	170,068	34,586	65,636	68,896
Other commercial commitments
Operating lease commitments	372,087	13,507	25,914	25,398	307,268
Capital commitments	292,597	181,428	111,169	-	-
Exploration and production licenses	1,374	318	178	43	835
Guarantees(2)	5,863	5,863	-	-	-
Total commercial commitments	671,921	201,116	137,261	25,441	308,103
_________
(1)	Contractual obligations include the contractual obligations relating to interest payments.
(2)
Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2013, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2013, the maximum amount of potential future payments under the guarantees was RMB 5.9 billion.  See Note 30 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2011, 2012 and 2013 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2011		2012		2013		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	62.05	45.07%	79.07	46.80%	88.78	52.66%	167.85	40.62%
Refining	25.77	18.72%	32.16	19.03%	26.06	15.46%	83.99	20.33%
Marketing and distribution	30.39	22.07%	31.72	18.77%	29.49	17.49%	91.60	22.17%
Chemicals	16.98	12.33%	23.62	13.98%	19.19	11.38%	59.79	14.47%
Corporate and others	2.49	1.81%	2.40	1.42%	5.08	3.01%	9.97	2.41%
Capital Expenditure	137.68	100.00%	168.97	100.00%	168.60	100.00%	413.20	100.00%

In 2013, our capital expenditure amounted to RMB 168.597 billion, among which:

•
Exploration and production. RMB 88.782 billion was used in exploration and production segment to support the development of tight oil in North China, shallow heavy oil in the western Shengli oil field, new blocks of the Tahe oil field, Yuanba in Southwest China and the Daniudi gas field in North China, construction of Block 18 in Angola and pipelines for LNG and natural gas. The production capacity of newly-built crude oil was 5.8 million tonnes per annum, and the production capacity of newly-built natural gas was 2.44 billion cubic meters per annum.

•	Refining. RMB 26.064 billion was used in our refining segment for completion of revamping projects in Wuhan, Anqing and Maoming for upgrading oil product quality.

•
Marketing and distribution. RMB 29.486 billion was used in this segment to build and renovate service stations and to construct oil product pipelines and depots. We also added 808 new service stations in 2013.

•	Chemicals. RMB 19.189 billion was spent in this segment for the Wuhan ethylene project, the Hainan aromatics project and the Maoming polypropylene project.

•	Corporate and others. RMB 5.076 billion was used for scientific research equipment and construction of information systems.

In addition, our acquisition of equity interests in CIR, Taihu and Mansarovar in 2013 resulted in a capital expenditure of RMB 16.529 billion.

In 2014, we will continue to focus on improving growth quality and efficiency, implement strict investment management procedures in arranging investments and organizing construction project. The total planned capital expenditure in 2014 amounts to RMB 161.6 billion, including:

•
Exploration and production. The planned capital expenditure in 2014 for this segment is approximately RMB 87.9 billion. We expect to focus on the exploration and production of Fuling shale gas and South Yanchuan coal bed methane demonstration projects. We also expect to support our construction of production capacity for our key crude oil and natural gas projects in Shengli, Northwest Tahe, Yuanba, Daniudi, West Sichuan, overseas blocks and for construction of LNG and natural gas pipelines.

•
Refining. The planned capital expenditure in 2014 for this segment is RMB 25.5 billion. We expect to focus on oil product quality upgrade projects and renovation projects including Shijiazhuang, Yangzi and Jiujiang.

•
Marketing and distribution. The planned capital expenditure in 2014 for this segment is RMB 24.1 billion. We expect to focus on the construction and renovation of services stations, further construction of oil product pipelines, optimization of layout of oil houses, development of ancillary projects for non-oil businesses and improvement of our storage and transportation facilities.

•
Chemicals. The planned capital expenditure in 2014 for this segment is RMB 17.6 billion. We expect to focus on construction of East Ningxia integrated coal to chemical project for commencing operation, Jinling propylene oxide and Qilu acrylonitrile projects. We also expect to further the on-going construction of Fujian ethylene renovation project.

•	Corporate and others. The planned capital expenditure in 2014 for this segment is RMB 6.5 billion. We expect to focus on scientific research equipment and construction of information systems.

Research and Development

Our expenditures for the research and development were RMB 4.86 billion in 2011, RMB 5.84 billion in 2012, and RMB 6.34 billion in 2013.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 2.6% in 2013, compared with an increase of 2.6% in 2012 and an increase of 5.4% in 2011. According to China’s official analysis, the inflation in the PRC during 2013 was due to the increase in prices of food, raw materials, fuels and power. Inflation has not had a significant impact on our results of operations in 2013.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2015.

Name	Age	Positions with Sinopec Corp.
Fu Chengyu	62	Chairman
Wang Tianpu	51	Vice Chairman
Zhang Yaocang	60	Vice Chairman
Li Chunguang	58	Director, President
Zhang Jianhua	49	Director, Senior Vice President
Wang Zhigang	56	Director, Senior Vice President
Cai Xiyou	52	Director, Senior Vice President
Cao Yaofeng	60	Director
Dai Houliang	50	Director, Senior Vice President
Liu Yun	57	Director
Chen Xiaojin	69	Independent Non-executive Director
Ma Weihua	65	Independent Non-executive Director
Jiang Xiaoming	60	Independent Non-executive Director
Andrew Y. Yan	56	Independent Non-executive Director
Bao Guoming	62	Independent Non-executive Director

Fu Chengyu, aged 62, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (CPC) Leading Group of Sinopec Group Company. Mr. Fu is a professor level senior engineer and obtained a master's degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between CNOOC and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd.; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd.; in September, 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd. and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of Sinopec Group Company; in May, 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp.

Wang Tianpu, aged 51, Vice Chairman of the Board of Directors of Sinopec Corp. and Director and President of Sinopec Group Company. Mr. Wang graduated from Qingdao Chemical Institute in July 1985 majoring in basic organic chemistry. He obtained his MBA degree in Dalian University of Science & Technology in July 1996 and Ph.D. degree in Zhejiang University in August 2003 majoring in chemical engineering. He is a professor level senior engineer. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company of Sinopec Group Company; in February 2000, he was appointed as Vice President of Sinopec Qilu Company; in September 2000, he was appointed as President of Sinopec Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as Board Director and

President of Sinopec Group Company; in May 2013, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Yaocang, aged 60, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Zhang is a professor level senior engineer and obtained a graduate degree from Graduate School. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of Sinopec Group Company and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of Sinopec Group Company; in December 2003, he was appointed concurrently as Chairman of Sinopec International Petroleum Service Corporation; in January 2007, he was appointed concurrently as Chairman of Sinopec International Petroleum Exploration and Production Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Li Chunguang, aged 58, Director of the Board of Directors and President of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Li is a professor level senior engineer and obtained a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp.; in May 2013, he was elected as Board Director and President of Sinopec Corp.

Zhang Jianhua, aged 49, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Zhang graduated from East China Chemical Institute in July 1986 majoring in petroleum refining, and obtained a master's degree from East China University of Science and Technology in December 2000 majoring in chemical engineering. He obtained a Ph.D. degree from East China University of Science and Technology in 2011 majoring in chemical engineering. He is a professor level senior engineer. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group Company; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd.

Wang Zhigang, aged 56, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Wang graduated from East China Petroleum Institute in January 1982, majoring in oil production, and then obtained a master's degree from University of Petroleum in June 2000, majoring in oil and gas development engineering. He obtained a Ph.D. degree from Geology and Geo-physics Research Institute of the China Academy of Sciences in September 2003 majoring in geology. He is a professor level senior engineer. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Oilfield Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production corporation.

Cai Xiyou, aged 52, Director of the Board of Directors and Senior Vice President of Sinopec Corp. Mr. Cai graduated from Fushun Petroleum Institute in August 1982 majoring in petroleum refining automation, and obtained a MBA degree from China Industry and Science Dalian Training Center in October 1990. He is a professor level senior economist. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former Sinopec Group Company; in May 1996, he was appointed as Vice President of Dalian West Pacific Petrochemical Corporation; in December 1998, he was appointed as Vice President of Sinopec Sales Co., Ltd.; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Co., Ltd.; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in June 2012, he was appointed concurrently as Chairman of Sinopec Refining & Chemical Engineering (Group) Co., Ltd.

Cao Yaofeng, aged 60, Director of the Board of Directors of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Cao is a professor level senior engineer and obtained a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director General of Shengli Petroleum Administration Bureau of Sinopec Group Company and Chairman of Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of Sinopec Group Company; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Board Director of Sinopec Corp; in June 2012, he was appointed concurrently as Chairman of Sinopec Oilfield Service Corporation.

Dai Houliang, aged 50, Director of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp. He is a professor level senior engineer with a Ph.D. degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in February 2012, he was appointed concurrently as Chairman of Sinopec Xinjiang Energy & Chemical Co., Ltd.; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.

Liu Yun, aged 57, Director of the Board of Directors of Sinopec Corp. and Chief Accountant of Sinopec Group Company. Mr. Liu is a senior accountant with a master's  degree. In December 1998, he was appointed as Deputy Director General of Financial Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of Sinopec Group Company; and in May 2009, he was elected as Board Director of Sinopec Corp.;  in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.

Chen Xiaojin, aged 69, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) with a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 65, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist and obtained a Ph.D. degree. Mr. Ma is the chairman of the board of Wing Lung Bank Ltd., Independent Non-executive Director of Winox Holdings Ltd. Independent Director of the Guotai Junan Securities Co., Ltd. (GTJA), Independent Director of China Eastern Airlines Corporation Limited, Independent Director of China Resource Land Limited, and Independent Director of Huabao Investment Co. Ltd. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Committee of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Jiang Xiaoming, aged 60, Independent Non-executive Director of Sinopec Corp. Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, President of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International and SPG Land (Holdings) Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and an Independent Director of China Oilfield Services Co., Ltd. From May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan, aged 56, Independent Non-executive Director of Sinopec Corp. Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, China Mengniu Dairy Co. and Fosun International Ltd., the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of the Giant Network Co. Ltd.; and the Director of Acorn International Co., Ltd., and ATA Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 – 2001, he acted as the Managing Director and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp.

Bao Guoming, aged 62, Independent Non-executive Director of Sinopec Corp. Ms. Bao is a Professor and the international registered internal auditor with a master degree. Since December of 1992, she acted as the associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as a Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association; since May of 2011, as the External Supervisor of Bank of China; and since June 2013,as the independent non-executive director of Hebei Chengde Lulu Co., Limited. From May 2012 to the present, she has acted as an Independent Non-executive Director of Sinopec Corp. Ms. Bao is an expert who enjoys the State Council Special Allowance.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2015.

Name	Age	Position with the Company
Xu Bin	57	Chairman of the Board of Supervisors
Geng Limin	59	Supervisor
Li Xinjian	60	Supervisor
Zou Huiping	53	Supervisor
Kang Mingde	63	Independent Supervisor
Zhou Shiliang	56	Employee Representative Supervisor
Chen Mingzheng	56	Employee Representative Supervisor
Jiang Zhenying	49	Employee Representative Supervisor
Yu Renming	50	Employee Representative Supervisor

Xu Bin, aged 57, Chairman of the Board of Supervisors of Sinopec Corp. Mr. Xu is a professor level administration engineer with a university certificate. Since June 1999, he acted as Deputy Director of the 6th Discipline Inspection and Monitoring Office of the Central Discipline Inspection Commission of CPC; since April 2000, as Deputy Director of the 3rd Discipline Inspection and Monitoring Office of CPC; since November of 2004, as the Bureau Level Inspector, Supervisory Attaché and Deputy Director of the 3rd Discipline Inspection and Monitoring Office of the Central Discipline Inspection Commission of CPC; since November 2006, as the Director of the Petition Letters and Visits Office

of Central Discipline Inspection Commission of CPC; since May 2011, as the Member of the CPC Leading Group of China Petrochemical Corporation and the Team Leader of the Discipline Inspection Group for CPC Leading Group of Sinopec Group; and since October 2011, as the Director of Sinopec Group Company. Since May 2012, he has acted as the Chairman of the Board of Supervisors of Sinopec Corp.

Geng Limin, aged 59, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp. Mr. Geng is a senior administration engineer with a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of Sinopec Group Company; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Labor Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company and Director General of Supervision Bureau of Sinopec Group Company; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian, aged 60, Supervisor of Sinopec Corp., Deputy Director General of the Office of the President of Sinopec Corp. (Director General Level). Mr. Li is a senior administration engineer with a university diploma. In February 2001, he was appointed as Director of General Office and Assistant Inspector of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in June 2004, he was appointed as Deputy Secretary of Central Office of CPC Central Committee and Director of General Office of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in January 2006, he was appointed concurrently as Deputy Director General of HR Dept. of the Central Office of the CPC Central Committee; and in March 2008, he was appointed as Deputy Director General of the General Office of Sinopec Group Company and Deputy Director General of President Office of Sinopec Corp.(Director General Level). In May 2012, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 53, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp . Mr. Zou graduated from Jiangxi Institute of Finance and Economics in July 1986 specializing in trade economics. He is a professor level senior accountant. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Kang Mingde, aged 63, Independent Supervisor of Sinopec Corp., Mr. Kang obtained a college diploma. Since January 1992, he worked in the 6th Discipline Inspection Office of CPC Central Discipline Inspection Commission and Ministry of Supervision, and was appointed as (officer (deputy director level) Deputy Director, director, Inspector (Deputy Director General level), and Supervision Commissioner; since January 2005, he was appointed as the Discipline Inspector (Deputy Director General level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Discipline Inspection Commission and Ministry of Supervision; between November 2010 and July 2011, he was appointed as the Discipline Inspector (Director level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Disciplinary Committee and Ministry of Supervision; and in May 2012, he was elected as Supervisor of Sinopec Corp.

Zhou Shiliang, aged 56, Employee Representative Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior engineer with a master's degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Sinopec Personnel Department of Sinopec Corp.; since June 2012, he has acted as the Secretary of CPC Committee and Supervisory Committee, Chairman of the Labor Union and Supervisory Board of Sinopec Oilfield Service Corporation and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 56, Employee Representative Supervisor of Sinopec Corp. and Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer and a graduate from a postgraduate school. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Group Company; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under Sinopec Group Company; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in

May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 49, Employee’s Representative Supervisor of Sinopec Corp., General Director, Executive Director and Deputy Secretary of CPC Committee of Sinopec Supplies & Equipment Department, and General Manager of China Petrochemical International Co., Ltd. . Mr. Jiang is a professor level senior economist with a doctor's degree. In December 1998, he was appointed as the deputy general manager of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the Director General of Sinopec Supplies & Equipment Department and in November 2005 concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director, Executive Director and Secretary of the CPC committee of Sinopec Supplies & Equipment Department, General Manager of China Petrochemical International Co., Ltd.; and in April 2010, he was appointed as the Director General, Executive Director and Deputy Secretary of the CPC committee of Sinopec Materials Procurement Department and General Manager of China Petrochemical International Co., Ltd. and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 50, Employee’s Representative Supervisor of Sinopec Corp., General Director of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer with a university Degree. In June 2000, he was appointed as the deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the board director and deputy general manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the deputy manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the manager and the vice secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, appointed as the director of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Wang Xinhua	58	Chief Financial Officer
Zhang Haichao	56	Vice President
Jiao Fangzheng	51	Vice President
Lei Dianwu	51	Vice President
Wang Yongjian	53	Vice President
Ling Yiqun	51	Vice President
Jiang Zhenghong	52	Vice President
Huang Wensheng	47	Secretary to the Board of Directors
Zhang Kehua(1)	60	Vice President
(1) In December 2013, Mr. Zhang Kehua ceased to hold the position of Vice President due to retirement.

Wang Xinhua, aged 58, Chief Financial Officer of Sinopec Corp. and Director General of Financial Department of Sinopec Corp. Mr. Wang is a professor level senior accountant with a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of Sinopec Group Company; in October 2004, he was appointed as Director General of Finance & Planning Department of Sinopec Group Company; in May 2008, he was appointed as Director General of Finance Department of Sinopec Group Company; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Haichao, aged 56, Vice President of Sinopec Corp., Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd. Mr. Zhang is a professor level senior economist with a master's degree. In March 1998, he was appointed as Deputy General Manager of Zhejiang Petroleum Corporation; in September 1999, he was appointed as General Manager of Zhejiang Petroleum Corporation; in February 2000, he was appointed as General Manager of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec- BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Deputy General Manager of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and Manager of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 51, Vice President of Sinopec Corp., General Director of Sinopec Exploration and Production Department. Mr. Jiao obtained his bachelor’s degree in petroleum exploration and obtained his doctor's degree in natural gas engineering from Southwest Petroleum Institute respectively in July 1983 and November 2000. Mr. Jiao is a professor level senior engineer. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the General Director of Sinopec Exploration & Production Department; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 51, Vice President of Sinopec Corp, General Director of Development & Planning Department of Sinopec Corp. Mr. Lei is a professor level senior engineer and obtained a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President in Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Wang Yongjian, aged 53, Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a master degree. In February 2000, he became Vice President of Beijing Yanshan Petrochemical Co., Ltd. and Sinopec Beijing Yanshan Company; in April 2002, he was appointed as President and Board Director of Beijing Yanshan Petrochemical Co., Ltd; from December 2002, he was appointed concurrently as Chairman of Beijing Eastern Petrochemical Co., Ltd; in July 2004, he was promoted to Chairman and President of Beijing Yanshan Petrochemical Co., Ltd. and concurrently as Chairman of Beijing Yanhua Petrochemical Inc. ; in January 2006 he was elected as President of Sinopec Beijing Yanshan Company; in November 2010, he was appointed as Chairman and Party Secretary of Beijing Yanshan Petrochemical Co., Ltd; since August 2013, he was promoted to Vice President of Sinopec Corp and concurrently appointed as Safety Association Office for Sinopec Corp.

Ling Yiqun, aged 51, Vice President of Sinopec Corp. and President of Sinopec Qilu Company. Mr. Ling is a professor level senior engineer with a master’s degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the Director General of Sinopec Refining Department; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in July 2010, he was appointed as Vice President of Sinopec Corp.

Jiang Zhenghong, aged 52, Vice President of Sinopec Corp., Director of Department of Enterprise Reform of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In September 2000, he became Vice President of Shanghai Gaoqiao  Petrochemical Co., Ltd. and Sinopec Shanghai Gaoqiao Company; in September 2001, he was appointed as President of Shanghai Gaoqiao Petrochemical Co., Ltd.; from April 2006, he was appointed as Party Secretary and Vice President of Sinopec Zhenhai Refining & Chemical Company; in March 2008, he was promoted to President and Party Secretary of Sinopec Zhenhai Refining & Chemical Company;from July 2010, he was appointed as President and Deputy Party Secretary of Sinopec Zhenhai Refining & Chemical Company; Since August 2013, he was appointed as the Director of Enterprise Reform of Sinopec Corp., in September 2013, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 47, Secretary to the Board of Directors of Sinopec Corp. and Director General of the Board Secretariat of Sinopec Corp.Mr. Huang is a senior engineer with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.

B.         COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who received compensation from us in 2013, which does not reflect the deferred salary from 2010 to 2012 in an aggregate amount of RMB 14.7179 million they received in accordance with the PRC regulations and our internal policies.

Name	Position with the Company	Remuneration paid by the Company in 2013
		(RMB in thousands)
Directors
Fu Chengyu	Chairman	-
Wang Tianpu (1)	Vice Chairman	-
Zhang Yaocang	Vice Chairman	-
Li Chunguang (1)	Director, President	993.2
Zhang Jianhua	Director, Senior Vice President	993.2
Wang Zhigang	Director, Senior Vice President	993.2
Cai Xiyou	Director, Senior Vice President	993.2
Cao Yaofeng	Director	-
Dai Houliang	Director, Senior Vice President	989.4
Liu Yun	Director	-
Chen Xiaojin	Independent Non-executive Director	300
Ma Weihua	Independent Non-executive Director	300
Jiang Xiaoming	Independent Non-executive Director	300
Andrew Y. Yan	Independent Non-executive Director	300
Bao Guoming	Independent Non-executive Director	300

Supervisors
Xu Bin	Chairman of the Board of Supervisors	-
Geng Limin	Supervisor	-
Li Xinjian	Supervisor	-
Zou Huiping	Supervisor	546.4
Kang Mingde	Independent Supervisor	-
Zhou Shiliang	Employee Representative Supervisor	-
Chen Mingzheng	Employee Representative Supervisor	556.4
Jiang Zhenying	Employee Representative Supervisor	528.2
Yu Renming	Employee Representative Supervisor	541.4

Other Executive officers
Wang Xinhua	Chief Financial Officer	628.6
Zhang Haichao	Vice President	653.6
Jiao Fangzheng	Vice President	634.7
Lei Dianwu	Vice President	634.6
Wang Yongjian (2)	Vice President	208.9 (5)
Ling Yiqun	Vice President	634.6
Jiang Zhenghong (3)	Vice President	166.4 (5)
Huang Wensheng	Secretary to the Board of Directors	534.4
Zhang Kehua (4)	Vice President	636.8
____________________
       (1)  In May 2013, Mr. Wang Tianpu tendered his resignation as the President of Sinopec Corp. since he has served as the President of Sinopec Group Company. Mr. Li Chunguang was appointed as the President of Sinopec Corp.
       (2)  In August 2013, Mr. Wang Yongjian was appointed as the Vice President.
       (3)  In September 2013, Mr. Jiang Zhenghong was appointed as the Vice President.
       (4)  In December 2013, Mr. Zhang Kehua resigned from the position of Vice President due to retirement.
       (5)  Rumuneration for Messrs. Wang Yongjian and Jiang Zhenghong were the amount they received after being appointed as Vice President.

C.         BOARD PRACTICE

We have fifteen directors. We have four special board committees, namely, the audit committee, the strategic committee, the remuneration and evaluation committee and social responsibility management committee. The majority of the members of the remuneration and evaluation committee and all members of the audit committee are independent directors.  In addition, there is at least one independent director who is a financial expert in the audit committee.

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

The members of our strategic committee are Fu Chengyu, Wang Tianpu, Li Chunguang, Ma Weihua, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang, Jiang Xiaoming and Andrew Y. Yan.

The main responsibilities of the remuneration and evaluation committee include:

•	to research on evaluation criteria for directors and the president, to conduct their evaluations and make necessary suggestions; and

•	to research on and review the policies and scheme in respect of the remuneration of directors, supervisors and executive officers, and make necessary suggestions.

The members of our remuneration and evaluation committee are Chen Xiaojin, Wang Tianpu and Bao Guoming.

The main responsibilities of the social responsibility management committee are to research on the policy, governance, strategy and planning for the Company’s social responsibility and put forward proposals to the Board. The members of social responsibility management committee are Fu Chengyu, Wang Tianpu, Li Chunguang, Chen Xiaojin and Ma Weihua.

Our directors have entered into directors service contracts with us and under such contracts, there is no severance pay arrangements for our directors.

D.         EMPLOYEES

As of December 31, 2011, 2012 and 2013, we had approximately 377,235 and 376,201 and 368,953 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2013.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and production	151,481	41
Refining	77,835	21
Marketing and distribution	59,100	16
Chemicals	68,940	19
Corporate and others	11,597	3
Total	368,953	100

By Employee’s Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	185,428	50
Sales	51,390	14
Technical	53,980	15
Finance	9,866	3
Administration	29,516	8
Others	38,773	10
Total	368,953	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master’s degree and above	13,273	3
University	91,635	25
Junior college	81,499	22
Technical secondary school	29,069	8
Senior high school and technical school degree or below	153,477	42
Total	368,953	100

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

As of December 31, 2013, a total of 193,023 employees have retired and all of them were participants in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

E.         SHARE OWNERSHIP

As of December 31, 2013, except our vice president Ling Yiqun who holds 13,000 shares of our A shares, our directors, supervisors and executive officers do not have share ownership in us.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 11, 2014.

Shareholder	Number of Shares Owned (in millions)		Percentage of Ownership (%)
Sinopec Group Company	86,273,821,101	(1)	73.87	(1)

(1) Inclusive of 533,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of  Sinopec Group Company) under HKSCC Nominees Limited.

As of April 11, 2014, 1,146,965,600 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 11, 2014, 11,469,656 ADSs, representing 1,146,965,600 H shares, were held of record by Cede & Co. and 40 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to: refrain from operating new businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company’s operations that compete or could compete with our businesses; operate its sales enterprises in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. To further avoid the competition with us, Sinopec Group Company granted us an undertaking whereby Sinopec Group Company undertakes that: first, we shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products; second, Sinopec Group Company will dispose its minor remaining chemicals business by March 2017 in order to avoid the competition with us with regard to the chemicals business; and third, given that Sinopec Group Company engages in the same or similar businesses as us with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, we may propose to acquire overseas oil and gas assets owned by Sinopec Group Company when appropriate and Sinopec Group company undertakes to transfer its overseas oil and gas assets to us, provided that the aforementioned proposed acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of such respective proposed acquisitions.

B.         RELATED PARTY TRANSACTIONS

Sinopec Group Company owned 73.87% of our outstanding equity as of April 11, 2014. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us.  A discussion of these agreements and arrangements is set forth under the heading “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2000, April 13, 2007, May 20, 2009, April 30, 2010 and April 11, 2013 respectively, and under the heading “Item 4 – Information on the Company – History and Development of the Company” of this annual report.

In 2010, we acquired a 55% equity interest of SSI from Sinopec Overseas Oil & Gas Limited (“SOOGL”), a subsidiary of Sinopec Group Company for a cash consideration of $1.678 billion. SSI holds a 50% interest in Angola Block 18.

In 2013, a joint venture owned by Sinopec Group Company and us on a 50:50 basis acquired from Sinopec Group Company (i) 50% interest in CIR, (ii) 49% interest in Taihu, and (iii) 50% interest in Mansarovar, for a cash consideration of $2.711 billion in the aggregate.

For our continuing related party transaction starting from January 1, 2013, please also see Note 31 to our consolidated financial statements included elsewhere in this anual report for a detailed discussion of our related party transactions.

The aggregate amount of related party transactions we incurred during 2013 was RMB 547.043 billion, of which, expenses amounted to RMB 228.677 billion (including RMB 209.004 billion of purchase of goods and services, RMB 6.755 billion of auxiliary and community services, RMB 11.116 billion of operating and leasing expenses and RMB 1.802 billion of interest expenses), and revenues amounted to RMB 318.366 billion (including RMB 318.092 billion of sales of goods and services, RMB 0.089 billion of interest income and RMB 0.185 billion of agency commission receivable). Among the total expenses of RMB 228.677 billion, we paid Sinopec Group Company RMB 163.648 billion, including RMB 144,095 billion of sales of goods and services (procurement, storage, exploration, production and other services related to production), which represented 5.18% of our operating expenses for 2013; RMB 6.755 billion of auxiliary and community services, which represented 0.24% of our operating expenses for 2013; RMB 0.491 billion of our rent for building; RMB

10.373 billion of our rent for land; RMB 0.250 billion of our rent for other things and RMB 1.684 billion of interest payment. Among the total revenue of RMB 318.366 billion, Sinopec Group Company paid us RMB 93.825 billion, including RMB 93.684 billion of sales of goods and services, which represented 3.25% of our operating revenue for 2013; RMB 0.084 billion of interest income and RMB 0.057 billion of agency commission receivable.

In 2013, we provided RMB 3.986 billion of loans to certain subsidiaries of Sinopec Group Company.

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

In accordance with the board resolution passed at the fifteenth meeting of our fifths board, our board has proposed to make a final cash dividend distribution for 2013 of RMB 0.15 (including tax) per ordinary share in addition to an interim cash dividend distribution of RMB 0.09 (including tax) per ordinary share earlier in 2013. Therefore, the full-year aggregate cash dividend for 2013 is RMB 0.24 (including tax) per ordinary share.  The proposal is subject to the shareholder's approval at the annual general meeting.

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

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
April 2014 (as of April 11, 2014)		7.34	6.94	94.35	90.01	5.36	5.04
Past 6 months		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
	March	7.06	6.49	90.21	82.99	5.38	4.97
	February	6.99	5.78	89.89	74.53	5.41	4.46
2014	January	6.44	5.74	82.87	74.90	4.66	4.38
	December	6.67	6.19	86.53	80.03	5.01	4.43
	November	7.01	6.24	90.15	80.85	5.05	4.52
2013	October	6.33	5.97	81.10	76.64	4.51	4.27

Quarterly Data
2014	First Quarter	7.06	5.74	90.21	74.53	5.41	4.38
2013	Fourth Quarter	7.01	5.97	90.15	76.64	5.05	4.27
	Third Quarter	6.25	5.12	80.89	67.42	4.69	4.14
	Second Quarter	7.03	5.08	90.19	65.95	5.67	4.10
	First Quarter	7.26	6.62	94.36	85.00	5.94	5.20
2012	Fourth Quarter	8.87	7.20	115.29	92.54	6.92	5.97
	Third Quarter	7.53	6.43	96.77	82.69	6.30	5.80
	Second Quarter	8.47	6.73	109.80	86.22	7.35	6.29
	First Quarter	9.63	8.17	124.95	105.05	7.86	7.13

Annual Data
2013	7.26	5.08	94.36	65.95	5.94	4.10
2012	9.63	6.43	124.95	82.69	7.86	5.80
2011	8.75	6.45	111.89	83.21	9.27	6.86
2010	7.94	5.75	102.69	73.80	13.90	7.77
2009	7.15	3.65	93.50	47.08	15.42	7.06
___________
Source: Bloomberg

ITEM 10.	ADDITIONAL INFORMATION

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

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 100000000032985. Article 12 of our articles of association provides that our scope of businesses includes, among other things, the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sales of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sales of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; residents´ services; transportation agency services; warehousing; operation of self-owned properties; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.

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

The board of directors shall examine and approve the amount of the long-term loans for the current year according to the annual investment plan as approved by the shareholders’ general meeting. The chairman of the board of directors is authorized to make adjustments of no more than 10% of the total amount of the long-term loans as approved by the board of directors for the current year. Within the total amount of the long-term loans as approved by the board of directors, the chairman of the board of directors is authorized to approve and execute individual long-term loan agreement with the loan amount exceeding RMB 1 billion, and the president is authorized to approve and execute individual long-term loan agreement with the loan amount not exceeding RMB 1 billion. Within the total amount of the working capital loans for the current year as approved by the board of directors, the chairman of the board of directors is authorized to execute the overall short-term loan facility agreement for raising working capitals as we need.

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

We have appointed our representative office, located at 410 Park Avenue, 22nd Fl., New York, NY 10022, USA, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State’s securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the articles of association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People’s Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is certain doubt as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

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

We do not believe that we were classified as a PFIC for the taxable year ending 2013 and we do not expect to be classified as a PFIC for the current taxable year ending 2014.  The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the value of our H shares or ADSs (of which we cannot control).  Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

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

Our primary market risk exposures are to fluctuations in oil and gas prices, exchange rates and interest rates. Please also refer to Note 35 to the consolidated financial statements included elsewhere in this annual report for a detailed discussion of other market risks that we have exposure to.

Commodity Price Risk

We engage in oil and gas operations and are exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on us. We use derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December 31, 2013 we had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. As of December 31, 2013, the fair value assets and fair value liabilities of these derivative financial instruments were RMB 4,577 million and RMB 2,476 million, respectively.

As of December 31, 2013, it is estimated that a general increase/decrease of US$10 per barrel in crude oil and refined oil products, with all other variables held constant, would increase/decrease our net income and retained earnings by approximately RMB 18 million, and increase/decrease our other reserves by approximately RMB 2,806 million. This sensitivity analysis has been determined assuming that the change of prices was applied to our derivative financial instruments at balance sheet date with exposure to commodity price risk.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2013 and 2012. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2013 and 2012. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

	As of December 31, 2013
	Expected Maturity Date						Total
	2014	2015	2016	2017	2018	Thereafter	carrying amount	Fair value
Assets
Cash and cash equivalent
In US Dollar	2,868	-	-	-	-	-	2,868	2,868
In HK Dollar	844	-	-	-	-	-	844	844
In Japanese Yen	9	-	-	-	-	-	9	9
In Euro	82	-	-	-	-	-	82	82
Others	28	-	-	-	-	-	28	28
Time deposits with financial institutions
In US Dollar	3	-	-	-	-	-	3	3
Liabilities
Debts in US Dollar
Fixed rate	26,655	51	4,594	37	6,074	10,670	48,081	50,726
Average interest rate	1.6%	1.4%	1.3%	1.4%	1.9%	3.4%
Variable rate	54,918	5	-	-	-	-	54,923	54,926
Average interest rate(1)	1.1%	2.3%	-	-	-	-
Debts in Japanese Yen
Fixed rate	60	60	60	60	60	261	561	625
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	-	-	-	-	-	-

Average interest rate(1)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	10,953	-	-	-	-	-	10,953	10,953
Average interest rate	4.20%	-	-	-	-	-
Variable rate	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
__________________________
(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2013.

(RMB equivalent in millions, except interest rate)

	As of December 31, 2012
	Expected Maturity Date						Total
	2013	2014	2015	2016	2017	Thereafter	carrying amount	Fair value
Assets
Cash and cash equivalent
In US Dollar	1,243	-	-	-	-	-	1,243	1,243
In HK Dollar	67	-	-	-	-	-	67	67
In Japanese Yen	10	-	-	-	-	-	10	10
In Euro	38	-	-	-	-	-	38	38
Time deposits with financial institutions
In US Dollar	5	-	-	-	-	-	5	5
Liabilities
Debts in US Dollar
Fixed rate	5,167	52	52	52	38	115	5,476	5,483
Average interest rate	1.0%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	50,424	1	8	-	-	-	50,433	50,433
Average interest rate(2)	1.2%	4.9%	4.9%	-	-	-
Debts in Japanese Yen
Fixed rate	76	76	76	76	76	405	785	867
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(2)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	-	10,956	-	-	-	-	10,956	10,956
Average interest rate	-	4.20%	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(2)	-	-	-	-	-	-
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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2013 and 2012.

(RMB equivalent in millions, except interest rate)

	As of December 31, 2013
	Expected Maturity Date						Total
	2014	2015	2016	2017	2018	Thereafter	carrying amount(2)	Fair value
Assets
Cash and cash equivalent
In Renminbi	11,215	-	-	-	-	-	11,215	11,215
In US Dollar	2,868	-	-	-	-	-	2,868	2,868
In HK Dollar	844	-	-	-	-	-	844	844
In Japanese Yen	9	-	-	-	-	-	9	9
In Euro	82	-	-	-	-	-	82	82
Others	28	-	-	-	-	-	28	28
Time deposits with financial institutions
In Renminbi	52	-	-	-	-	-	52	5
In US Dollar	3	-	-	-	-	-	3	3
Liabilities
Debts in Renminbi
Fixed rate	63,617	11,238	-	50,961	2,293	51,847	179,956	173,699
Average interest rate	2.3%	3.9%	-	3.3%	3.4%	1.4%
Variable rate	7,668	160	6,599	454	105	-	14,986	14,721
Average interest rate(1)	5.1%	6.3%	5.6%	5.8%	6.4%	-
Debts in US Dollar
Fixed rate	26,655	51	4,594	37	6,074	10,670	48,081	50,726
Average interest rate	1.6%	1.4%	1.3%	1.4%	1.9%	3.4%
Variable rate	54,918	5	-	-	-	-	54,923	54,926
Average interest rate(1)	1.1%	2.3%	-	-	-	-
Debts in Japanese Yen
Fixed rate	60	60	60	60	60	261	561	625
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	10,953	-	-	-	-	-	10,953	10,953
Average interest rate	4.20%	-	-	-	-	-
Variable rate	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
__________________________
(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2011.
(2) Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(RMB equivalent in millions, except interest  rate)

	As of December 31, 2012
	Expected Maturity Date						Total
	2013	2014	2015	2016	2017	Thereafter	carrying amount(4)	Fair value
Assets
Cash and cash equivalent
In Renminbi	9,098	-	-	-	-	-	9,098	9,098
In US Dollar	1,243	-	-	-	-	-	1,243	1,243
In HK Dollar	67	-	-	-	-	-	67	67
In Japanese Yen	10	-	-	-	-	-	10	10
In Euro	38	-	-	-	-	-	38	38
Time deposits with financial institutions
In Renminbi	403	-	-	-	-	-	403	403
In US Dollar	5	-	-	-	-	-	5	5
Liabilities
Debts in Renminbi
Fixed rate	45,220	31,827	11,245	-	52,066	51,850	192,208	186,093
Average interest rate	2.4%	2.1%	2.5%	2.4%	2.5%	1.4%
Variable rate	15,094	1,391	220	703	832	-	18,240	18,240
Average interest rate(3)	4.9%	5.4%	5.6%	6.0%	6.0%	-

Debts in US Dollar
Fixed rate	5,167	52	52	52	38	115	5,476	5,483
Average interest rate	1.0%	1.4%	1.4%	1.4%	1.4%	1.4%
Variable rate	50,424	1	8	-	-	-	50,433	50,433
Average interest rate(3)	1.2%	4.9%	4.9%	-	-	-
Debts in Japanese Yen
Fixed rate	76	76	76	76	76	405	785	867
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(3)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	-	10,956	-	-	-	-	10,956	10,956
Average interest rate	-	4.20%	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(3)	-	-	-	-	-	-
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

Depositary Payments for the Year 2013

In 2013, Citibank, N.A., the Depositary for our ADR program, provided reimbursement for our expenses related to the listing and investor’ relations activities as follows:

•	reimbursement of application fees: US$175,572.53

•	reimbursement of data infrastructure fees: US$800.06

•	reimbursement of proxy procedure fees: US$117,802.3

•	reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency): US$534,849.35

•	the accounting committee and accounting standard committee of public company: US$20,428.57

•	Total: US$849,452.81

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.         MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.         USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2013 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control -- Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2013. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on these criteria.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Ms. Bao Guoming qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F.  Ms. Bao was appointed as an independent non-executive director and a manager of the audit committee of the fifth board of our company in 2012. For Ms. Bao’s biographical information, see “Item 6 Directors, Senior Management and Employees – A. Directors, members of the supervisory committee and senior management.”

ITEM 16B. CODE OF ETHICS

As of the date of this annual report, we do not have, in form, a code of ethics that solely applies to our principal executive officer, principal financial officer and principal accounting officer.  Our principal executive officers, Mr. Fu Chengyu (Chairman) and Mr. Li Chunguang (President), currently also serve as our directors and are thus subject to the director service contracts that they have with us. Our principal financial officer, Mr. Wang Xinhua (CFO) is subject to the employment contract that he has with us. Under such contracts, each of them agrees that he owes a fiduciary and diligence obligation to our company and that he shall not engage in any activities in competition with our business or carry any activities detrimental to the interests of our company.  Each of them also agrees to perform his respective duties as a director and senior officer in accordance with the Company Law of the PRC, relevant rules and regulations promulgated by China Securities Regulatory Commission and the Mandatory Provisions of Articles of Association of Overseas Listed Companies.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2012 and 2013.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2012	RMB 83 million	—	—	—
2013	RMB 67 million	—	—	—

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG served as our independent registered public accounting firm for the audit of our consolidated financial statements for more than 10 years. On March 22, 2013, our board of directors approved the proposed change of our independent registered public accounting firm, KPMG, after the completion of the audit of our consolidated financial statements for the year ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012, based on recommendation from our audit committee. Such change in our principal accountants was due to the relevant regulations issued by the Ministry of Finance and the State-Owned Assets Supervision and Administration Commission of the PRC. According to the relevant regulations, there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to a State-owned enterprise and its subsidiaries. As a result, we were required not to re-appoint KPMG as our principal accountant at the annual general meeting held in May 2013.

The audit reports of KPMG on our consolidated financial statements as of and for the fiscal years ended December 31, 2011 and 2012 contain no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012 and through April 11, 2013, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreement in connection with their report, nor have there been any reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).We provided a copy of the foregoing disclosure to KPMG and requested that KPMG furnish a letter addressed to the SEC stating whether or not KPMG agreed with such disclosure. A copy of the letter from KPMG addressed to the SEC, dated April 11, 2013, was filed as Exhibit 15.1 to our Annual Report on Form 20-F filed with SEC on April 11, 2013.

With the approvals of our board, the audit committee and shareholders, we appointed PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the name has been changed to PricewaterhouseCoopers Zhong Tian LLP), or PwC, as our principal independent registered public accounting firm for the year 2013.

During the two fiscal years ended December 31, 2011 and 2012 and through April 11, 2013, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PwC or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).  Also, during the two fiscal years ended December 31, 2011 and 2012 and through April 11, 2013, we did not obtain any written report or oral advice that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

It is stipulated in China that the board of directors of a listed company may, subject to shareholders’ resolution, establish an audit committee composed entirely of competent directors with expertise and business experience, of which the independent directors are the majority and act as the convener, and, at minimum, one independent director is an accounting professional.

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

The board of directors shall evaluate the independence and performance of members of the audit committee periodically, and may replace any member who is no longer suitable for the position. The company shall disclose the performance of the audit committee in its annual report, including meetings convened by the audit committee.

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

The relevant regulations of China require the board of directors propose plans on the amount and types of director compensation for the shareholders’ meeting to approve. The compensation plan of executive officers shall be approved by the board and disclosed to the public.

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

1.1**
Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 11, 2012 (English translation), incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

1.2**
Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on October 16, 2012 (English translation), incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

1.3*	Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 29, 2013 (English translation).

4.1**
Forms of Director Service Contracts dated May 11, 2012 (English translation), , incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.2**
Forms of Supervisor Service Contracts dated May 11, 2012 (English translation), , incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

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

4.19.2**
Continuing Connected Transactions Third Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English translation), incorporated by reference to Exhibit 4.19.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.20**
Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2008 (English Translation), incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 20, 2009 (File Number: 001-15138).

4.20.1**
Land Use Rights Leasing Agreement Third Amendment Memo between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English Translation), incorporated by reference to Exhibit 4.20.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.21**
Non-Compete Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 and its related Undertakings (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 26, 2013 (File Number: 001-15138).

8*	A list of the Registrant’s subsidiaries.

12.1*	Certification of Chairman pursuant to Rule 13a-14(a).

12.2*	Certification of President pursuant to Rule 13a-14(a).

12.3*	Certification of CFO pursuant to Rule 13a-14(a).

13*	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b).

15.1**
Letter from KPMG regarding Item 16F of this annual report, incorporated by reference to Exhibit 15.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 26, 2013 (File Number: 001-15138).

*   Filed herewith.
** Incorporated by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Secretary to the Board of Directors

Date: April 22, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
China Petroleum & Chemical Corporation:

We have audited the accompanying consolidated balance sheet of China Petroleum & Chemical Corporation and its subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the year in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of China Petroleum & Chemical Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the year in the two-year period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in note 11, the basic and diluted earnings per share in the 2011 and 2012 consolidated financial statements have been restated to apply the bonus shares issuance and capitalization during the year of 2013. We audited the retrospectively adjustments as a result of the bonus shares issuance and capitalization in the 2011 and 2012 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

/S/ KPMG
Hong Kong, China
March 22, 2013, except note 11,
which is as of March 21, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders of China Petroleum & Chemical Corporation,

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China

March 21, 2014

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB
Operating revenues
Sales of goods		2,463,767	2,733,618	2,833,247
Other operating revenues	3	41,916	52,427	47,064
		2,505,683	2,786,045	2,880,311

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,027,646)	(2,301,199)	(2,371,858)
Selling, general and administrative expenses	4	(58,960)	(61,174)	(69,928)
Depreciation, depletion and amortization		(63,816)	(70,456)	(81,265)
Exploration expenses, including dry holes		(13,341)	(15,533)	(12,573)
Personnel expenses	5	(45,428)	(51,767)	(55,353)
Taxes other than income tax	6	(189,949)	(188,483)	(190,672)
Other operating (expenses) / income, net	7	(1,013)	1,229	(1,877)
Total operating expenses		(2,400,153)	(2,687,383)	(2,783,526)
Operating income		105,530	98,662	96,785

Finance costs
Interest expense	8	(9,241)	(11,217)	(10,602)
Interest income		1,584	1,254	1,568
Unrealized gain / (loss) on embedded derivative component of the convertible bonds	24(iii) and (v)	1,259	(62)	2,028
Net foreign currency exchange gains		1,113	144	2,760
Net finance costs		(5,285)	(9,881)	(4,246)
Investment income		168	235	154
Share of profits less losses from associates and joint ventures		4,152	1,626	2,359
Earnings before income tax		104,565	90,642	95,052
Tax expense	9	(26,120)	(23,846)	(24,763)
Net income		78,445	66,796	70,289

Attributable to:
Owners of the Company		73,225	63,879	66,132
Non-controlling interests		5,220	2,917	4,157
Net income		78,445	66,796	70,289

Earnings per share:
Basic	11	0.65	0.57	0.57
Diluted	11	0.63	0.55	0.53

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in millions)

		Years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB

Net income		78,445	66,796	70,289

Other comprehensive income:	10
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		142	(151)	604
Available-for-sale securities		(15)	26	1,314
Share of other comprehensive income of associates		(179)	80	(297)
Foreign currency translation differences		(676)	(44)	(689)
Total items that may be reclassified subsequently to profit or loss		(728)	(89)	932
Total other comprehensive income		(728)	(89)	932

Total comprehensive income for the year		77,717	66,707	71,221

Attributable to:
Owners of the Company		72,735	63,814	67,312
Non-controlling interests		4,982	2,893	3,909
Total comprehensive income for the year		77,717	66,707	71,221

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2013
(Amounts in millions)

		December 31,
	Note	2012	2013
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		10,456	15,046
Time deposits with financial institutions		408	55
Trade accounts receivable, net	12	81,395	68,466
Bills receivable		20,045	28,771
Inventories	13	218,262	221,906
Prepaid expenses and other current assets	14	34,449	38,766
Total current assets		365,015	373,010
Non-current assets
Property, plant and equipment, net	15	588,969	669,595
Construction in progress	16	168,977	160,630
Goodwill	17	6,257	6,255
Interest in associates	18	28,812	28,444
Interest in joint ventures	19	21,388	46,874
Investments	20	2,001	3,730
Deferred tax assets	21	5,539	4,141
Lease prepayments	22	36,240	43,270
Long-term prepayments and other assets	23	34,746	46,967
Total non-current assets		892,929	1,009,906
Total assets		1,257,944	1,382,916
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	24	73,063	109,806
Loans from Sinopec Group Company and fellow subsidiaries	24	42,919	54,064
Trade accounts payable	25	215,628	202,724
Bills payable	25	6,656	4,526
Accrued expenses and other payables	26	169,062	197,606
Income tax payable		6,045	3,096
Total current liabilities		513,373	571,822
Non-current liabilities
Long-term debts	24	124,518	107,234
Loans from Sinopec Group Company and fellow subsidiaries	24	37,598	38,356
Deferred tax liabilities	21	7,294	7,977
Provisions	27	21,591	26,080
Other long-term liabilities		5,534	9,821
Total non-current liabilities		196,535	189,468
Total liabilities		709,908	761,290
Equity
Share capital	28	86,820	116,565
Reserves	29	424,094	452,238
Total equity attributable to owners of the Company		510,914	568,803
Non-controlling interests		37,122	52,823
Total equity		548,036	621,626
Total liabilities and equity		1,257,944	1,382,916

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2011	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036
Net income	—	—	—	—	—	—	73,225	73,225	5,220	78,445
Other comprehensive income (Note 10)	—	—	—	—	—	(490)	—	(490)	(238)	(728)
Total comprehensive income for the year	—	—	—	—	—	(490)	73,225	72,735	4,982	77,717
Transactions with owners recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2010	—	—	—	—	—	—	(11,271)	(11,271)	—	(11,271)
Interim dividend for 2011	—	—	—	—	—	—	(8,670)	(8,670)	—	(8,670)
Appropriation (Note 29 (c) and (d))	—	—	—	6,552	30,000	—	(36,552)	—	—	—
Distribution to Sinopec Group Company	—	(27)	—	—	—	—	—	(27)	—	(27)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(1,374)	(1,374)
Total contributions by and distributions to owners	—	(27)	—	6,552	30,000	—	(56,493)	(19,968)	(1,374)	(21,342)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(43)	—	—	—	—	—	(43)	(24)	(67)
Total transactions with owners	—	(70)	—	6,552	30,000	—	(56,493)	(20,011)	(1,398)	(21,409)
Others (Note 29(h))	—	—	—	—	—	1,790	(1,790)	—	—	—
Balance as of December 31, 2011	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2012	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344
Net income	—	—	—	—	—	—	63,879	63,879	2,917	66,796
Other comprehensive income (Note 10)	—	—	—	—	—	(65)	—	(65)	(24)	(89)
Total comprehensive income for the year	—	—	—	—	—	(65)	63,879	63,814	2,893	66,707
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 24)	118	—	799	—	—	—	—	917	—	917
Final dividend for 2011	—	—	—	—	—	—	(17,364)	(17,364)	—	(17,364)
Interim dividend for 2012	—	—	—	—	—	—	(8,682)	(8,682)	—	(8,682)
Appropriation (Note 29 (c))	—	—	—	6,340	—	—	(6,340)	—	—	—
Rights issue of shares by a subsidiary, net of issuance costs (Note 29(g))	—	(18)	—	—	—	—	—	(18)	781	763
Distribution to Sinopec Group Company	—	(2)	—	—	—	—	—	(2)	—	(2)
Distributions by subsidiaries to non-controlling interests, net of contributions	—	—	—	—	—	—	—	—	(1,462)	(1,462)
Total contributions by and distributions to owners	118	(20)	799	6,340	—	—	(32,386)	(25,149)	(681)	(25,830)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(79)	—	—	—	—	—	(79)	(106)	(185)
Total transactions with owners	118	(99)	799	6,340	—	—	(32,386)	(25,228)	(787)	(26,015)
Others (Note 29(h))	—	—	—	—	—	435	(435)	—	—	—
Balance as of December 31, 2012	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2013	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036
Net income	—	—	—	—	—	—	66,132	66,132	4,157	70,289
Other comprehensive income (Note 10)	—	—	—	—	—	1,180	—	1,180	(248)	932
Total comprehensive income for the year	—	—	—	—	—	1,180	66,132	67,312	3,909	71,221
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 28)	—	—	1	—	—	—	—	1	—	1
Final dividend for 2012	—	—	—	—	—	—	(17,933)	(17,933)	—	(17,933)
Interim dividend for 2013	—	—	—	—	—	—	(10,491)	(10,491)	—	(10,491)
Appropriation (Note 29 (c))	—	—	—	5,734	—	—	(5,734)	—	—	—
Rights issue of H shares, net of issuance costs (Note 28)	2,845	—	16,561	—	—	—	—	19,406	—	19,406
Contributions to subsidiaries from non-controlling interests	—	600	—	—	—	—	—	600	12,096	12,696
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,261)	(1,261)
Total contributions by and distributions to owners	2,845	600	16,562	5,734	—	—	(34,158)	(8,417)	10,835	2,418
Bonus issues (Note 28)	17,933	—	—	—	—	—	(17,933)	—	—	—
Capitalisation (Note 28)	8,967	—	(8,967)	—	—	—	—	—	—	—
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Non-tradable shares reform	—	(986)	—	—	—	—	—	(986)	986	—
Acquisitions of non-controlling interests of subsidiaries	—	(20)	—	—	—	—	—	(20)	(29)	(49)
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(1,006)	—	—	—	—	—	(1,006)	957	(49)
Total transactions with owners	29,745	(406)	7,595	5,734	—	—	(52,091)	(9,423)	11,792	2,369
Others (Note 29(h))	—	—	—	—	—	(1,994)	1,994	—	—	—
Balance as of December 31, 2013	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in millions)

		Years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	150,622	142,380	151,893
Investing activities
Capital expenditure		(131,737)	(145,663)	(144,972)
Exploratory wells expenditure		(10,517)	(11,403)	(9,974)
Purchase of investments, investments in associates and investments in joint ventures	19	(7,488)	(10,246)	(33,487)
Proceeds from disposal of investments and investments in associates		3,039	1,384	4,198
Proceeds from disposal of property, plant and equipment and other non-current assets		1,216	325	1,550
Decrease in time deposits with maturities over three months		582	142	353
Interest received		1,584	1,254	1,456
Investment and dividend income received		2,961	2,429	2,136
Purchase of derivative financial instruments, net		(89)	(419)	—
Net cash used in investing activities		(140,449)	(162,197)	(178,740)
Financing activities
Increase in borrowings		564,286	930,317	1,142,890
Repayments of borrowings		(538,703)	(888,567)	(1,105,457)
Proceeds from issuing shares		—	—	19,406
Contributions to subsidiaries from non-controlling interests		117	1,474	12,696
Dividends paid by the Company		(19,469)	(25,486)	(28,298)
Distributions by subsidiaries to non-controlling interests		(1,812)	(2,807)	(1,346)
Interest paid		(6,899)	(9,151)	(8,323)
Acquisitions of non-controlling interests of subsidiaries		(36)	(152)	(49)
Net cash (used in) / generated from financing activities		(2,516)	5,628	31,519
Net increase / (decrease) in cash and cash equivalents		7,657	(14,189)	4,672
Cash and cash equivalents as of January 1		17,008	24,647	10,456
Effect of foreign currency exchange rate changes		(18)	(2)	(82)
Cash and cash equivalents as of December 31		24,647	10,456	15,046

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013
(Amounts in millions)

(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Operating activities
Earnings before income tax	104,565	90,642	95,052
Adjustment for:
Depreciation, depletion and amortization	63,816	70,456	81,265
Dry hole costs written off	5,979	7,988	5,599
Income from associates and joint ventures	(4,152)	(1,626)	(2,359)
Investment income	(168)	(235)	(154)
Interest income	(1,584)	(1,254)	(1,568)
Interest expense	9,241	11,217	10,602
Gain on foreign currency exchange rate changes and derivative financial instruments	(1,679)	(190)	(934)
(Gain) / Loss on disposal of property, plant, equipment and other non-current assets, net	(754)	(16)	826
Impairment losses on assets	2,809	1,014	4,044
Unrealized (gain) / loss on embedded derivative component of the convertible bonds	(1,259)	62	(2,028)
	176,814	178,058	190,345
Accounts receivable and other current assets	(30,789)	(25,593)	(7,515)
Inventories	(46,871)	(14,845)	(5,096)
Accounts payable and other current liabilities	81,266	27,438	151
	180,420	165,058	177,885
Income tax paid	(29,798)	(22,678)	(25,992)
Net cash generated from operating activities	150,622	142,380	151,893
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

Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 21, 2014.

The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2013 or later periods and have been adopted by the Group in current accounting period:

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IFRS 10, ‘Consolidated financial statements’. Under IFRS 10, subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11, ‘Joint arrangements’. Under IFRS 11 Investments in joint arrangements are classified either as joint operations or joint ventures, depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted.

IFRS 12, ‘Disclosure of interests in other entities’, IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and unconsolidated structured entities.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

There have been no significant changes to the accounting policies applied in these financial statements for the periods presented as a result of these developments.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 37).

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

The consolidated financial statements comprise the Company and its subsidiaries, and the Group’s interest in associates and joint ventures.

(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (note 2a(ii)).

The particulars of the Group’s principal subsidiaries are set out in Note 34.

(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see note 2a (ii)).

(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealized gains arising from inter-company transactions are eliminated on consolidation. Unrealized gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expenses in the “finance costs” section of the consolidated statement of income.

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

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated statement of income when the profit or loss on disposal is recognized.

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

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated statement of income in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized as income or expense in the consolidated statement of income on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	12 to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalized. The cost of exploratory wells is initially capitalized as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalized costs relating to proved properties are amortized at the field level on a unit-of-production method. The amortization rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at a pre-tax risk-free rate and are capitalized as oil and gas properties, which are subsequently amortized as part of the costs of the oil and gas properties.

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

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associates or joint ventures and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

(k)	Investments

Investments in available-for-sale securities are carried at fair value with any change in fair value recognized in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognized or impaired, the cumulative gain or loss is reclassified from equity to the consolidated statement of income. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognized in the consolidated statement of income as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognized in the consolidated statement of income.

(l)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on re-measurement to fair value is recognized immediately in the consolidated statement of income, except where the derivatives qualify for cash flow hedge accounting or the hedge of the net investment in a foreign operation, in which case recognition of any resulting gain or loss depends on the nature of the item being hedged (Note 2(m)).

(m)	Hedging

(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognized in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognized immediately in the consolidated statement of income.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated statement of income in the same period or periods during which the asset acquired or liability assumed affects the consolidated statement of income (such as when interest income or expense is recognized).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated statement of income in the same period or periods during which the hedged forecast transaction affects the consolidated statement of income.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognized in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss is reclassified from equity to the consolidated statement of income immediately.

(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in other comprehensive income and accumulated separately in equity in the exchange reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated statement of income. The ineffective portion is recognized immediately in the consolidated statement of income. In this year no hedge of net investment in foreign operations was hold by the Group.

(n)	Impairment of assets

(i)      Trade accounts receivable, other receivables and investment in equity securities that do not have an quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognized as an expense in the consolidated statement of income. Impairment losses for trade and other receivables are reversed through the consolidated statement of income if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

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

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognized as an expense in the consolidated statement of income. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

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

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated statement of income over the period of borrowings using the effective interest method.

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

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognized as the derivative component is recognized as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognized initially as part of the liability. The portion relating to the derivative component is recognized immediately as an expense in the consolidated statement of income.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognized in the consolidated statement of income. The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption. The interest expense recognized in the consolidated statement of income on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in the consolidated statement of income.

(r)	Provisions and contingent liability

A provision is recognized for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

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

Provisions for future dismantlement costs are initially recognized based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision of oil and gas properties.

(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognized in the consolidated statement of income upon performance of the services. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognized on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognized as income in the period in which it becomes receivable.

(t)	Borrowing costs

Borrowing costs are expensed in the consolidated statement of income in the period in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

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

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 4,862, RMB 5,842 and RMB 6,335 for the years ended December 31, 2011, 2012 and 2013, respectively.

(x)	Operating leases

Operating lease payments are charged to the consolidated statement of income on a straight-line basis over the period of the respective leases.

(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognized as an expense in the consolidated statement of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 32.

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

3.	OTHER OPERATING REVENUES

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Sale of materials, service and others	41,479	51,918	46,452
Rental income	437	509	612
	41,916	52,427	47,064

4.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Operating lease charges	11,231	11,646	14,171
Impairment losses
- trade accounts receivable	51	44	36
- other receivables	212	47	25

5.	PERSONNEL EXPENSES

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Salaries, wages and other benefits	40,034	45,164	48,094
Contributions to retirement schemes (Note 32)	5,394	6,603	7,259
	45,428	51,767	55,353

6.	TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Consumption tax (i)	126,023	129,044	133,312
Special oil income levy (ii)	37,600	29,319	25,541
City construction tax (iii)	13,018	12,443	13,283
Education surcharge	9,441	9,436	10,065
Resources tax	3,185	7,610	7,329
Other	682	631	1,142
	189,949	188,483	190,672
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

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

7.	OTHER OPERATING (EXPENSES) / INCOME, NET

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Fines, penalties and compensations	(236)	(181)	(47)
Donations	(90)	(231)	(245)
Gain / (loss) on disposal of property, plant, equipment and other non-current assets, net	754	133	(826)
Impairment losses on long-lived assets (Note i)	(2,809)	(1,014)	(2,661)
Net realized and unrealized (loss) / gain on derivative financial instruments not qualified as hedging	(132)	(68)	56
Ineffective portion of change in fair value of cash flow hedges	134	1	(34)
Government grants (Note ii)	1,497	2,926	2,487
Others	(131)	(337)	(607)
	(1,013)	1,229	(1,877)

Note:

(i)
The primary factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 2,153, RMB 1,006 and RMB 2,523 on property, plant and equipment for the years ended December 31, 2011, 2012 and 2013, respectively, was unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the asset using a pre-tax discount rate for the years ended December 31, 2011, 2012 and 2013, respectively. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the asset and had an impact on the recognition of the asset impairment.

Impairment losses recognized for the chemicals segment were RMB 308, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively, and comprised of impairment losses of RMB 308 on property, plant and equipment for the year ended December 31, 2011. Impairment losses recognized for the refining segment were RMB78, nil and RMB 88 for the years ended December 31, 2011, 2012 and 2013, respectively, and comprised of impairment losses of RMB 78 and RMB 88 on property, plant and equipment for the years ended December 31, 2011 and 2013, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates for the years ended December 31, 2011, 2012 and 2013, respectively. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 269, RMB 8 and RMB 35 for the years ended December 31, 2011, 2012 and 2013, respectively, and comprised of impairment losses of RMB 241, RMB 8 and RMB 18 on property, plant and equipment for the years ended December 31, 2011, 2012 and 2013, respectively,  impairment losses of RMB 28,  nil, and RMB 15 on construction in progress for the years ended December 31, 2011 and 2013, and impairment losses of RMB 2 on investments of the year ended December 31, 2013, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

Impairment losses recognized on long-lived assets of the corporate and others segment were RMB nil, RMB nil and RMB 15 for the years ended December 31, 2011, 2012 and 2013, respectively, and comprised of impairment losses of RMB 15 on property, plant and equipment for the year ended December 31, 2013.

(ii)
Government grants for the years ended December 31, 2011, 2012 and 2013 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of these grants.

8.	INTEREST EXPENSE

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Interest expense incurred	9,398	12,069	11,435
Less: Interest expense capitalized*	(898)	(1,708)	(1,710)
	8,500	10,361	9,725
Accretion expenses (Note 27)	741	856	877
Interest expense	9,241	11,217	10,602

* Interest rates per annum at which borrowing costs were Capitalized for construction in progress	3.1% to 6.9%	2.6% to 6.2%	0.9% to 6.4%

9.	TAX EXPENSE

Tax expense in the consolidated statement of income represents:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current tax
- Provision for the year	22,731	23,950	22,741
- Adjustment of prior years	367	572	302
Deferred taxation (Note 21)	3,022	(676)	1,720
	26,120	23,846	24,763

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Earnings before income tax	104,565	90,642	95,052
Expected PRC income tax expense at statutory tax rates of 25%	26,141	22,661	23,763
Tax effect of preferential tax rate (Note)	(1,825)	(2,080)	(1,962)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,587	1,911	2,171
Tax effect of non-deductible expenses	542	536	805
Tax effect of non-taxable income	(1,565)	(707)	(1,327)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(394)	(190)	(575)
Tax effect of tax losses not recognized	734	963	660
Write-down of deferred tax assets	533	180	926
Adjustment of prior years	367	572	302
Actual income tax expense .	26,120	23,846	24,763

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC that are taxed at preferential income tax rate of 15% through the year 2020, and the foreign operation in Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

10	OTHER COMPREHENSIVE INCOME

	Years ended December 31,
	2011			2012			2013
	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(2,926)	423	(2,503)	(438)	71	(367)	1,271	(210)	1,061
Amounts transferred to initial carrying amount of hedged items	(14)	2	(12)	—	—	—	(9)	1	(8)
Reclassification adjustments for amounts transferred to the consolidated income statement	3,106	(449)	2,657	258	(42)	216	(538)	89	(449)
Net movement during the year recognised in other comprehensive income	166	(24)	142	(180)	29	(151)	724	(120)	604
Available-for-sale securities:
Changes in fair value recongnised during the year	(16)	1	(15)	26	—	26	1,747	(433)	1,314
Net movement during the year recognised in other comprehensive income	(16)	1	(15)	26	—	26	1,747	(433)	1,314
Share of other comprehensive income of associates	(179)	—	(179)	80	—	80	(297)	—	(297)
Foreign currency translation differences	(676)	—	(676)	(44)	—	(44)	(689)	—	(689)
Other comprehensive income	(705)	(23)	(728)	(118)	29	(89)	1,485	(553)	932

11.	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2011, 2012 and 2013 is based on the net income attributable to ordinary owners of the Company of RMB 73,225 , RMB 63,879 and RMB 66,132, respectively, and the weighted average number of the shares of 112,713,299,453, 112,853,724,741  and 116,102,910,373, respectively. The weighted average number of shares for the year ended December 31, 2011 and 2012 has been retrospectively adjusted as a result of bonus shares issuance and capitalization during the year (Note 28) and the basic earnings and diluted earnings per share have been adjusted retrospectively. The calculation of diluted earnings per share for the years ended December 31, 2011, 2012 and 2013 is based on the net income attributable to ordinary owners of the Company of RMB 72,938, RMB 64,482 and RMB 65,087, respectively, and the weighted average number of the shares of 116,733,935,215, 118,412,133,133 and 121,858,818,276,  respectively, calculated as follows:

(i)	Net income attributable to ordinary owners of the Company (diluted)

	2011	2012	2013
	RMB	RMB	RMB
Net income attributable to ordinary owners of the Company	73,225	63,879	66,132
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	657	556	476
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(944)	47	(1,521)
Net income attributable to ordinary owners of the Company (diluted)	72,938	64,482	65,087

(ii)	Weighted average number of shares (diluted)

	2011	2012	2013
	Number of	Number of	Number of
	shares	shares	shares
Weighted average number of shars as of December 31	112,713,299,453	112,853,724,741	116,102,910,373
Effect of conversion of the 2007 Convertible Bonds	1,410,317,416	1,421,733,118	1,439,688,889
Effect of conversion of the 2011 Convertible Bonds	2,610,318,346	4,136,675,274	4,316,219,014
Weighted average number of shares (diluted) as of December 31	116,733,935,215	118,412,133,133	121,858,818,276

12.	TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2012	2013
	RMB	RMB
Amounts due from third parties	63,311	50,638
Amounts due from Sinopec Group Company and fellow subsidiaries	7,207	9,311
Amounts due from associates and joint ventures	11,576	9,091
	82,094	69,040
Less: Impairment losses for bad and doubtful debts	(699)	(574)
Trade accounts receivable, net	81,395	68,466

Impairment losses for bad and doubtful debts are analyzed as follows:

	2011	2012	2013
	RMB	RMB	RMB
Balance as of January 1	1,322	1,012	699
Impairment losses recognized for the year	51	44	36
Reversal of impairment losses	(124)	(155)	(38)
Written off	(237)	(202)	(123)
Balance as of December 31	1,012	699	574

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable (net of impairment losses for bad and doubtful debts) primarily represents receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

13.	INVENTORIES

	December 31,
	2012	2013
	RMB	RMB
Crude oil and other raw materials	115,025	124,198
Work in progress	20,734	21,181
Finished goods	79,494	76,289
Spare parts and consumables	3,500	1,989
	218,753	223,657
Less: Allowance for diminution in value of inventories	(491)	(1,751)
	218,262	221,906

Allowance for diminution in value of inventories is analyzed as follows:

	2011	2012	2013
	RMB	RMB	RMB
Balance as of January 1	1,091	1,382	491
Allowance for the year	3,264	7,419	1,453
Reversal of allowance on disposal	(122)	(378)	(1)
Written off	(2,851)	(7,943)	(192)
Other increase	—	11	—
Balance as of December 31	1,382	491	1,751

During the years ended December 31, 2011, 2012 and 2013, costs of inventories recognized as an expense in the consolidated statement of income were RMB 2,092,421, RMB 2,372,215 and RMB 2,433,886, respectively. Such costs include the write-down of inventories that was primarily related to the refining and chemicals segment, of RMB 3,264, RMB 7,419 and RMB 1,453, respectively, and the reversal of write-down of inventories of RMB 122, RMB 378 and RMB 1, respectively. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statement of income. The write-down of inventories for the year ended December 31, 2011, 2012 and 2013 were RMB 2,851, RMB 7,943 and RMB 192, which were realized primarily with the sales of inventories.

14.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2012	2013
	RMB	RMB
Receivables	8,622	10,130
Advances to suppliers	4,370	4,216
Value-added tax input tax deduction to stay	20,264	19,756
Derivative financial instruments	1,193	4,664
	34,449	38,766

15.	PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2012	68,476	469,178	611,005	1,148,659
Additions	369	2,848	1,121	4,338
Transferred from construction in progress	4,445	44,829	48,509	97,783
Reclassifications	15,696	(65,498)	49,802	—
Contribution to a joint venture	—	—	(271)	(271)
Reclassification to lease prepayments and other long-term assets	(1,740)	—	(8,393)	(10,133)
Disposals	(1,029)	—	(8,189)	(9,218)
Exchange adjustments	(2)	(69)	(1)	(72)
Balance as of December 31, 2012	86,215	451,288	693,583	1,231,086

Balance as of January 1, 2013	86,215	451,288	693,583	1,231,086
Additions	100	4,188	1,058	5,346
Transferred from construction in progress	10,385	61,144	87,573	159,102
Reclassifications	1,010	10	(1,020)	—
Contribution to a joint venture	(2)	—	(53)	(55)
Reclassification to lease prepayments and other long-term assets	(252)	—	(3,329)	(3,581)
Disposals	(619)	—	(9,645)	(10,264)
Exchange adjustments	(50)	(929)	(65)	(1,044)
Balance as of December 31, 2013	96,787	515,701	768,102	1,380,590

Accumulated depreciation:
Balance as of January 1, 2012	35,088	237,592	310,043	582,723
Depreciation for the year	2,757	30,293	35,130	68,180
Impairment losses for the year	—	1,006	8	1,014
Reclassifications	(2,864)	(16,645)	19,509	—
Contribution to a joint venture	—	—	(219)	(219)
Reclassification to lease prepayments and other long-term assets	(158)	—	(2,110)	(2,268)
Written back on disposals	(333)	—	(6,948)	(7,281)
Exchange adjustments	—	(32)	—	(32)
Balance as of December 31, 2012	34,490	252,214	355,413	642,117

Balance as of January 1, 2013	34,490	252,214	355,413	642,117
Depreciation for the year	3,109	34,347	38,065	75,521
Impairment losses for the year	23	2,520	101	2,644
Transferred from construction in progress	516	—	—	516
Reclassifications	83	7	(90)	—
Contribution to a joint venture	(1)	—	(34)	(35)
Reclassification to lease prepayments and other long-term assets	(40)	—	(394)	(434)
Written back on disposals	(483)	—	(8,312)	(8,795)
Exchange adjustments	(17)	(494)	(28)	(539)
Balance as of December 31, 2013	37,680	288,594	384,721	710,995

Net book value:
Balance as of January 1, 2012	33,388	231,586	300,962	565,936
Balance as of December 31, 2012	51,725	199,074	338,170	588,969
Balance as of December 31, 2013	59,107	227,107	383,381	669,595

Note:

The additions to the oil and gas properties of the Group for the years ended December 31, 2012 and 2013 included RMB 2,833 and RMB 4,188, respectively, of the estimated dismantlement costs for site restoration (Note 27).

16.	CONSTRUCTION IN PROGRESS

	2012	2013
	RMB	RMB
Balance as of January 1	111,311	168,977
Additions	170,235	167,605
Dry hole costs written off	(7,988)	(5,599)
Transferred to property, plant and equipment	(97,783)	(158,586)
Reclassification to lease prepayments and other long-term assets	(6,796)	(11,718)
Impairment losses for the year	—	(15)
Exchange adjustments	(2)	(34)
Balance as of December 31	168,977	160,630

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2011	2012	2013
	RMB	RMB	RMB
At beginning of year	10,652	10,649	17,829
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves .	5,611	14,083	9,603
Transferred to oil and gas properties based on the determination of proved reserves .	(1,637)	(1,108)	(2,945)
Dry hole costs written off	(3,977)	(5,795)	(5,335)
At end of year	10,649	17,829	19,152

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2011	2012	2013
	RMB	RMB	RMB
One year or less	7,571	11,931	9,893
Over one year	3,078	5,898	9,259
	10,649	17,829	19,152

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2011, 2012 and 2013 amounted to RMB7,182, RMB7,469 and RMB 6,735, respectively.

17.	GOODWILL

	December 31,
	2012	2013
	RMB	RMB

Cost	13,914	13,912
Less: accumulated impairment losses	(7,657)	(7,657)
	6,257	6,255
Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2012	2013
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	204	202
	6,257	6,255

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.5% to 12.5% and 11.5% to 12.7% for the years ended December 31, 2012 and 2013, respectively. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognized. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

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

18.	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates, all of which are unlisted companies incorporated and operating their business principally in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited ("Sinopec Finance")	Incorporated	Registered capital RMB 10,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited ("China Aviation Oil")	Incorporated	Registered capital RMB 3,800	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited ("Zhongtian Synergetic Energy")	Incorporated	Registered capital RMB 5,404	38.75	—	Manufacturing of coal-chemical products

Shanghai Chemical Industry Park Development Company Limited ("Shanghai Chemical")	Incorporated	Registered capital RMB 2,372	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited ("Shanghai Petroleum")	Incorporated	Registered capital RMB 900	30.00	—	Exploration and production of crude oil and natural gas

Summarised financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	December 31,		December 31,		December 31,		December 31,		December 31,
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	105,911	104,477	13,942	15,410	2,140	4,474	3,360	3,094	2,682	2,849
Non-current assets	18,633	17,490	4,674	4,830	5,871	6,987	3,042	3,069	1,234	1,058
Current liabilities	(105,290)	(102,112)	(10,875)	(12,249)	(215)	(335)	(1,172)	(1,183)	(136)	(281)
Non-current liabilities	(3,471)	(3,271)	(282)	(233)	—	(1,330)	(1,408)	(1,102)	(374)	(354)
Net assets	15,783	16,584	7,459	7,758	7,796	9,796	3,822	3,878	3,406	3,272
Net assets attributable to non-controlling interests	—	—	838	899	—	—	—	—	—	—
Net assets attributable to owners of the Company	15,783	16,584	6,621	6,859	7,796	9,796	3,822	3,878	3,406	3,272
Share of net assets from associates	7,734	8,126	1,920	1,989	3,021	3,796	1,137	1,158	1,022	982
Carrying Amounts	7,734	8,126	1,920	1,989	3,021	3,796	1,137	1,158	1,022	982

Summarised statement of comprehensive income

Years ended December 31,	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy(i)		Shanghai Chemical		Shanghai Petroleum
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	3,329	2,893	102,467	111,023	—	—	6	6	1,069	948
Net income for the year	1,374	1,409	1,790	2,027	(47)	—	143	100	209	66
Other comprehensive (loss)/income	160	(608)	—	—	—	—	—	—	—	—
Total comprehensive income/ (loss)	1,534	801	1,790	2,027	(47)	—	143	100	209	66
Dividends declared by associates	—	—	414	444	—	—	—	17	90	60
Income from associates	673	690	442	513	(18)	—	55	38	63	20
Share of other comprehensive (loss)/ income from associates	79	(298)	—	—	—	—	—	—	—	—

Note:

(i)	Zhongtian Synergetic Energy was under construction during the year ended 31 December 2013.

The income for the year ended December 31, 2012 and 2013 in all individually immaterial associates accounted for using equity method in aggregate were RMB 1,215 and RMB 760, respectively.

The other comprehensive income for the year ended December 31, 2012 and 2013 in all individually immaterial associates accounted for using equity method in aggregate were RMB 1 and RMB 1, respectively.

19.	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures which are incorporated companies are as follows:

Name of company	Country of incorporation	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Fujian Refining and Petrochemical Company Limited ("Fujian Refining and Petrochemical")	PRC	Registered capital RMB 14,506	—	50.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited ("BASF-YPC")	PRC	Registered capital RMB 11,505	30.00	10.00	Manufacturing and distribution of petrochemical products
Caspian Investments Resources Ltd. ("CIR")(i)	British Virgin Islands	Registered capital USD 10,000	—	50.00	Crude oil and natural gas extraction
Taihu Limited ("Taihu")(i)	Cyprus	Registered capital USD 25,000	—	49.00	Crude oil and natural gas extraction
Mansarovar Energy Colombia Ltd. ("Mansarovar ")(i)	British Bermuda	Registered capital USD 12,000	—	50.00	Crude oil and natural gas extraction

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	Fujian Refining and Petrochemical		BASF-YPC
	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
	RMB	RMB	RMB	RMB
Current assets
Cash and cash equivalents	3,339	1,016	488	550
Other current assets	12,273	14,072	6,531	6,727
Total current assets	15,612	15,088	7,019	7,277
Non-current assets	27,612	29,818	18,470	18,496
Current liabilities
Current financial liabilities (i)	(1,749)	(5,493)	(2,320)	(2,990)
Other current liabilities	(11,642)	(10,191)	(1,985)	(2,027)
Total current liabilities	(13,391)	(15,684)	(4,305)	(5,017)
Non-current liabilities
Non-current financial liabilities(ii)	(22,365)	(21,952)	(6,112)	(4,904)
Other non-current liabilities	(327)	(298)	(2)	(1)
Total non-current liabilities	(22,692)	(22,250)	(6,114)	(4,905)
Net assets	7,141	6,972	15,070	15,851
Share of net assets from joint ventures	3,571	3,486	6,028	6,340
Carrying Amounts	3,571	3,486	6,028	6,340

Note:

(i)
Pursuant to the resolutions passed at the Directors' meeting held on 22 March 2013 and the purchase agreements entered into with relevant vendors on 28 March 2013, the Group acquired from the Sinopec Group Company 50% of equity interests of Mansarovar and at the same time provided a shareholder loan (USD 263million) for a total consideration of approximately USD 775 million in November 2013 and 50% of equity interests of CIR for a consideration of approximately USD 1,486 million as well as 49% of equity interests of Taihu and the respective vendor's special dividend (USD 94 million) for a total consideration of approximately USD 807 million, both acquisitions were completed in December 2013.

As the purchase price allocation has not been completed, the summarised financial information for CIR, Taihu and Mansarovar is not disclosed.

(ii)	Excluding trade accounts payable, other payables.

(iii)	Excluding provisions.

Summarised statement of comprehensive income

Years ended December 31,	Fujian Refining and Petrochemical		BASF-YPC
	2012	2013	2012	2013
	RMB	RMB	RMB	RMB
Operating revenues	69,237	57,140	22,938	23,176
Depreciation, depletion and amortization	(2,206)	(2,038)	(1,983)	(2,147)
Interest income	22	23	28	20
Interest expense	(1,352)	(1,203)	(388)	(319)
Earning before income tax	(2,803)	(1,894)	939	1,060
Tax expense	587	525	(240)	(279)
Net income for the year	(2,216)	(1,369)	699	781
Total comprehensive (loss)/income	(2,216)	(1,369)	699	781
Dividends declared by a joint venture	—	—	1,061	—
Income from joint ventures	(1,108)	(685)	280	312
The income for the year ended December 31, 2012 and 2013 in all individually immaterial joint ventures accounted for using equity method in aggregate was a profit of RMB 24 and RMB 670, respectively.

20.	INVESTMENTS

	December 31,
	2012	2013
	RMB	RMB
Available-for-sale financial assets
- Equity securities, listed and at quoted market price	83	1,964
Investments in equity securities, unlisted and at cost	2,084	1,834
	2,167	3,798
Less: Impairment losses for investments	(166)	(68)
	2,001	3,730

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the years ended December 31, 2012 and 2013 amounted to RMB nil and RMB 2, respectively.

21.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2012	2013	2012	2013	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,292	3,315	—	—	3,292	3,315
Accruals	421	357	—	—	421	357
Cash flow hedges	36	34	—	(120)	36	(86)
Non-current
Property, plant and equipment	7,467	7,200	(15,661)	(15,590)	(8,194)	(8,390)
Tax losses carried forward	3,051	2,261	—	—	3,051	2,261
Embedded derivative component of the convertible bonds	—	—	(364)	(870)	(364)	(870)
Available-for-sale securities	—	—	(3)	(436)	(3)	(436)
Others	21	99	(15)	(86)	6	13
Deferred tax assets / (liabilities)	14,288	13,266	(16,043)	(17,102)	(1,755)	(3,836)

As of December 31, 2012 and 2013, certain subsidiaries of the Company did not recognize deferred tax of deductable loss carried forward of RMB 11,510 and RMB 10,809, respectively, of which RMB 3,852 and RMB 2,638 were incurred for the years ended December 31, 2012 and 2013, respectively, because it was not probable that the related tax benefit will be realized. Those deductable tax losses carried forward of RMB 685, RMB 325, RMB 3,374, RMB 3,787 and RMB 2,638 will expire in 2014, 2015, 2016, 2017 and 2018, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. During the years ended December 31, 2012 and 2013, write-down of deferred tax assets amounted to RMB 180 and RMB 926 related to the expiration of tax loss, respectively.

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2011	Recognized in consolidated statement of income	Recognized in other comprehensive income	Balance as of December 31, 2011
	RMB	RMB	RMB	RMB

Current
Receivables and inventories	3,507	(402)	—	3,105
Accruals	1,588	256	—	1,844
Cash flow hedges	31	—	(24)	7
Non-current
Property, plant and equipment	(6,975)	(2,002)	355	(8,622)
Tax losses carried forward	2,116	(566)	—	1,550
Embedded derivative component of the convertible bonds	(64)	(315)	—	(379)
Available-for-sale securities	(4)	—	1	(3)
Others	16	7	—	23
Net deferred tax assets/(liabilities)	215	(3,022)	332	(2,475)

	Balance as of January 1, 2012	Recognized in consolidated statement of income	Recognized in other comprehensive income	Balance as of December 31, 2012
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,105	187	—	3,292
Accruals	1,844	(1,423)	—	421
Cash-flow hedges	7	—	29	36
Non-current
Property, plant and equipment	(8,622)	413	15	(8,194)
Tax carried forward	1,550	1,501	—	3,051
Embedded derivative component of the the convertible bonds	(379)	15	—	(364)
Available-for-sale securities	(3)	—	—	(3)
Others	23	(17)	—	6
Net deferred tax liabilities	(2,475)	676	44	(1,755)

	Balance as of January 1, 2013	Recognized in consolidated statement of income	Recognized in other comprehensive income	Balance as of December 31, 2013
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,292	23	—	3,315
Accruals	421	(64)	—	357
Cash-flow hedges	36	(2)	(120)	(86)
Non-current
Property, plant and equipment	(8,194)	(388)	192	(8,390)
Tax losses carried forward	3,051	(790)	—	2,261
Embedded derivative component of the convertible bonds	(364)	(506)	—	(870)
Available-for-sale securities	(3)	—	(433)	(436)
Others	6	7	—	13
Net deferred tax liabilities	(1,755)	(1,720)	(361)	(3,836)

22.	LEASE PREPAYMENTS

	2012	2013
	RMB	RMB
Cost:
Balance at January 1	29,815	43,002
Additions	1,116	717
Transferred from construction in progress	3,482	6,697
Transferred from other long-term assets	8,626	1,214
Reclassification to other assets	(21)	(34)
Disposals	(16)	(86)
Exchange adjustments	—	(93)
Balance at December 31	43,002	51,417
Accumulated amortisation:
Balance at January 1	3,706	6,762
Amortisation charge for the year	1,073	1,288
Transferred from other long-term assets	1,991	155
Reclassification to other assets	(5)	(5)
Written back on disposals	(3)	(33)
Exchange adjustments	—	(20)
Balance at December 31	6,762	8,147
Net book value:	36,240	43,270

23.	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, catalysts and operating rights of service stations.

24.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	December 31,
	2012	2013
	RMB	RMB
Third parties’ debts
Short-term bank loans	27,597	54,640

Current portion of long-term bank loans	15,387	1,093
Current portion of long-term corporate bonds	—	3,500
Current portion of convertible bonds	—	40,573
Current portion of long-term other loans	79	—
	15,466	45,166
Corporate bonds (i)	30,000	10,000
	73,063	109,806
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	42,631	53,481
Current portion of long-term loans	288	583
	42,919	54,064
	115,982	163,870

The Group’s weighted average interest rates on short-term loans were 1.9% and 2.2% as of December 31, 2012 and 2013, respectively.

Long-term debts comprise:

	Interest rate and final maturity	December 31,
		2012	2013
		RMB	RMB
Third parties’ debts

Long-term bank loans

Renminbi denominated	Interest rates ranging from interest free to 6.4% per annum as of December 31, 2013 with maturities through 2025	16,910	7,712

Japanese Yen denominated	Interest rates 2.6% per annum at December 31, 2013 with maturities in 2023	785	561

US Dollar denominated	Interest rates ranging from interest free to 4.00 % per annum at December 31, 2013 with maturities through 2031	353	916

		18,048	9,189

Long-term other loans

Renminbi denominated		68	—

US Dollar denominated		19	—

		87	—

Corporate bonds

Renminbi denominated	Fixed interest rates ranging from 3.75% to 5.68% per annum as of December 31, 2013 with maturities through 2022 (ii)	60,000	60,000
US Dollar denominated	Fixed interest rates ranging from 1.25 % to 4.25 % per annum at December 31, 2013 with maturities through 2043	—	21,177
		60,000	81,177

	Interest rate and final maturity	December 31,
		2012	2013
		RMB	RMB

Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (iii)	10,956	10,948

Renminbi denominated	Bonds with Warrants with maturity in 2014 (iv)	28,327	29,625
	Convertible Bonds with maturity in 2017 (v)	22,566	21,461
		61,849	62,034

Total third parties’ long-term debts		139,984	152,400

Less: Current portion		(15,466)	(45,166)
		124,518	107,234

Long-term loans from Sinopec Group Company and fellow subsidiaries

Renminbi denominated	Interest rates ranging from interest free to 6.46% per annum as of December 31, 2013 with maturities through 2020	37,700	38,911
US Dollar denominated	Interest rates ranging from 1.82 % to 1.86% per annum at December 31, 2013 with maturities in 2014	186	28

Less: Current portion		(288)	(583)
		37,598	38,356
		162,116	145,590

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and its affilliates are primarily unsecured.

Notes:

(i)
The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on August 15, 2013 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.49% per annum.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortized cost.

(iii)
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

During the year ended December 31, 2013, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 8.10 per share as a result of cash dividends, bonus issues and capitalisation

As of December 31, 2012, the carrying amount of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,842 and RMB 114, respectively. No conversion of the 2007 Convertible Bonds has occurred up to December 31, 2012.

As of December 31, 2013, the carrying amount of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,948 and RMB nil, respectively. No conversion of the 2007 Convertible Bonds has occurred up to December 31, 2013.

As of December 31, 2012 and 2013, the fair value of the derivative components of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2012	2013

Stock price of H shares	HKD 8.78	HKD 6.33
Conversion price	HKD 10.60	HKD 8.10
Option adjusted spread	150 basis points	162 basis points
Average risk free rate	0.39%	0.55%
Average expected life	1.3 years	0.3 years

Any change in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from December 31, 2011 to December 31, 2012 and from December 31, 2012 to December 31, 2013 resulted in an unrealized loss of RMB 43 and an unrealized gain of RMB 114, respectively, which have been recorded in the “finance costs” section of the consolidated statement of income.

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

(iv)
On February 26, 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30,000 in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured at the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option or other derivative components (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component. On March 4, 2010, warrants of the bonds have already expired.

(v)
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

As of December 31, 2013, the carrying amount of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds were RMB 20,913 and RMB 548 respectively.

During the year ended December 31, 2013, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 5.13 per share as a result of cash dividends, bonus issues and capitalisation.

During the year ended December 31, 2011, RMB 328 thousand of the 2011 Convertible Bonds were converted into 34,662 A shares of the Company.

During the year ended December 31, 2012, RMB 857,033 thousand of the 2011 Convertible Bonds were converted into 117,724,450 A shares of the Company.

During the year ended December 31, 2013, RMB 725 thousand of the 2011 Convertible Bonds were converted into 114,076 A shares of the Company.

As of December 31, 2012 and 2013, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	2012	2013

Stock price of A shares	RMB 6.92	RMB 4.48
Conversion price	RMB 6.98	RMB 5.13
Credit spread	120 basis points	95 basis points
RMB onshore swap rate	3.66%	5.23%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from December 31, 2011 to December 31, 2012 and from December 31, 2012 to December 31, 2013 resulted in an unrealized loss of RMB 19 and an unrealized gain of RMB 1,914, respectively, which have been recorded in the “finance costs” section of the consolidated statement of income.

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

25	TRADE ACCOUNTS AND BILLS PAYABLE

	December 31,
	2012	2013
	RMB	RMB
Amounts due to third parties	204,535	192,082
Amounts due to Sinopec Group Company and fellow subsidiaries	6,870	8,114
Amounts due to associates and joint ventures	4,223	2,528
	215,628	202,724
Bills payable	6,656	4,526
Trade accounts and bills payable measured at amortized cost	222,284	207,250

26.	ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2012	2013
	RMB	RMB
Salaries and welfare payable	1,838	818
Interest payable	2,135	2,290
Other payables	58,478	78,003
Financial liabilities carried at amortized costs	62,451	81,111
Taxes other than income tax	36,204	32,792
Receipts in advance	69,299	81,079
Derivative financial instruments	1,108	2,624
	169,062	197,606

27.	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the local government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is therefore constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2011	2012	2013
	RMB	RMB	RMB
Balance as of January 1	15,510	18,317	21,525
Provision for the year	2,425	2,833	4,188
Accretion expenses	741	856	877
Utilized	(343)	(480)	(561)
Exchange adjustments	(16)	(1)	(25)
Balance as of December 31	18,317	21,525	26,004

28.	SHARE CAPITAL

	December 31,
	2012	2013
	RMB	RMB
Registered, issued and fully paid
91,051,875,187 listed A shares (2012: 70,039,798,886) of RMB 1.00 each	70,040	91,052
25,513,438,600 listed H shares (2012: 16,780,488,000) of RMB 1.00 each	16,780	25,513
	86,820	116,565

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

During the year ended December 31, 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds. (Note 24(v)).

On February 14, 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings and 1 share transferred from the share premium for every 10 existing shares pursuant to the shareholders’ approval at the Annual General Meeting on May 29, 2013.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion, including long-term debts and loans from Sinopec Group Company and fellow subsidiaries), by the total equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-capital ratio of the Group was 24.1% and 20.4% as of December 31, 2012 and 2013, respectively. The liability-to-asset ratio of the Group was 56.4% and 55.1% as of December 31, 2012 and 2013, respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in Notes 24 and 30, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

29.	RESERVES

	2012	2013
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(33,208)	(33,307)
Distributions to Sinopec Group Company	(2)	—
Contribution to subsidiaries from non-controlling interests	—	600
Rights issue of shares by a subsidiary, net of issuance costs (Note (g))	(18)	—
Non-tradable shares reform	—	(986)
Acquisitions of non-controlling interests of subsidiaries	(79)	(20)
Balance as of December 31	(33,307)	(33,713)

Share premium (Note (b))
Balance as of January 1	24,953	25,752
Exercise of Conversion of the 2011 Convertible Bonds (Note 24(v))	799	1
Rights issue of H shares, net of issuance costs (Note 28)	—	16,561
Capitalisation (Note 28)	—	(8,967)
Balance as of December 31	25,752	33,347

Statutory surplus reserve (Note (c))
Balance as of January 1	61,263	67,603
Appropriation	6,340	5,734
Balance as of December 31	67,603	73,337

Discretionary surplus reserve
Balance as of January 1	117,000	117,000
Appropriation	—	—
Balance as of December 31	117,000	117,000

Other reserves
Balance as of January 1	2,935	3,305
Other comprehensive income	(65)	1,180
Others (Note (h))	435	(1,994)
Balance as of December 31	3,305	2,491

Retained earnings (Note (d))
Balance as of January 1	212,683	243,741
Net income attributable to owners of the Company	63,879	66,132
Final dividend inspect of the previous year, approved and paid during the year (Note (e))	(17,364)	(17,933)
Interim dividend (Note (f))	(8,682)	(10,491)
Appropriation	(6,340)	(5,734)
Bonus issues (Note 28)	—	(17,933)
Others (Note (h))	(435)	1,994
Balance as of December 31	243,741	259,776
	424,094	452,238

Notes:

(a)
The capital reserve primarily represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization, and (ii) the difference between the consideration paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

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

During the years ended December 31, 2011, 2012 and 2013, the Company transferred RMB 6,552, RMB 6,340 and RMB 5,734, respectively, being 10% of the net income determined in accordance with the PRC accounting policies complying with ASBE, to this reserve.

(d)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS. As of December 31, 2012 and 2013, the amount of retained earnings available for distribution was RMB 152,912 and RMB 164,698, respectively, being the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 21, 2014, final dividends in respect of the year ended December 31, 2013 of RMB 0.15 per share totalling RMB 17,485 were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend for the year ended December 31, 2013 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(e)
Pursuant to the shareholders’ approval at the Annual General Meeting on May 11, 2012, a final dividend of RMB 0.20 per share totaling RMB 17,364 in respect of the year ended December 31, 2011 was declared and paid on June 30, 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 29, 2013, a final dividend of RMB 0.20 per share totaling RMB 17,933 and with bonus issues of 2 shares converted from the retained earnings and 1 share transferred from the share premium for every 10 existing shares in respect of the year ended December 31, 2012 was declared and cash dividends were paid on June 25, 2013.

(f)
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 24, 2012, the directors authorized to declare an interim dividend for the year ended December 31, 2012 of RMB 0.10 per share totaling RMB 8,682

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 23, 2013, the directors authorized to declare an interim dividend for the year ended December 31, 2013 of RMB 0.09 per share totaling RMB 10.491.

(g)
During the year ended December 31, 2012, a subsidiary of the Group completed rights issue to its existing shareholders. The total proceeds received by this subsidiary from its non-controlling shareholders amounted to HKD 966.

(h)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended December 31, 2011 and 2012, the Group transferred RMB 1,790 and RMB 435 from retained earnings to other reserves for the safety production fund, respectively, and transferred RMB 1,994 from other reserves to retained earnings during the year ended December 31, 2013 for the safety production fund.

30.	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

As of December 31, 2012 and 2013, the future minimum lease payments under operating leases are as follows:

	December 31,
	2012	2013
	RMB	RMB
Within one year	15,844	13,507
Between one and two years	14,983	13,064
Between two and three years	14,844	12,850
Between three and four years	14,745	12,742
Between four and five years	14,598	12,656
Thereafter	326,234	307,268
	401,248	372,087

Capital commitments

As of December 31, 2012 and 2013, capital commitments of the Group are as follows:

	December 31,
	2012	2013
	RMB	RMB
Authorized and contracted for	202,745	181,428
Authorized but not contracted for	16,803	111,169
	219,548	292,597

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed. Payments incurred were approximately RMB 438, RMB 424 and RMB 404 for the years ended December 31, 2011, 2012 and 2013, respectively.

Estimated future annual payments are as follows:

	December 31,
	2012	2013
	RMB	RMB
Within one year	325	318
Between one and two years	163	140
Between two and three years	28	38
Between three and four years	27	24
Between four and five years	24	19
Thereafter	699	835
	1,266	1,374

Contingent liabilities

As of December 31, 2012 and 2013, guarantees in respect of facilities granted to the parties below were as follows:

	December 31,
	2012	2013
	RMB	RMB
Joint ventures	574	438
Associates	75	—
Others	5,496	5,425
	6,145	5,863

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognize any such losses under guarantees when those losses are estimable. As of December 31, 2012 and 2013, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 4,228, RMB 4,813 and RMB 5,154 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and / or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)       Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business.

		Years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB
Sales of goods	(i)	301,456	313,919	318,092
Purchases	(ii)	134,828	129,005	141,316
Transportation and storage	(iii)	1,385	1,590	1,639
Exploration and development services	(iv)	44,392	48,831	52,814
Production related services	(v)	12,401	11,893	13,235
Ancillary and social services	(vi)	3,856	4,062	6,755
Operating lease charges	(vii)	7,479	7,408	11,116
Agency commission income	(viii)	25	154	185
Interest income	(ix)	151	116	89
Interest expense	(x)	615	1,228	1,802
Net deposits (placed with) / withdrawn from related parties	(ix)	(1,483)	3,108	(2,528)
Net loans (repaid to) / obtained from related parties	(xi)	(6,707)	30,805	11,903

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2013 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

There were no guarantees given to banks by the Group in respect of banking facilities to related parties as of December 31, 2012 and 2013, except for the guarantees disclosed in Note 30.

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

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2012 and 2013 were RMB 4,012 and RMB 6,540, respectively.

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2013. The terms of these agreements are summarized as follows:

•
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon giving at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

•
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

•
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain land and buildings effective on January 1, 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 and RMB 10,800 per annum for the years ended December 31, 2012 and 2013, respectively. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

•
The Company has entered into agreements with Sinopec Group Company effective from January 1, 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

•
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from January 1, 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

•
Pursuant to the resolutions passed at the Directors' meeting held on March 22, 2013, the Group acquired the equity interests of CIR, Taihu and Mansarovar from Sinopec Group Company during the year ended December 31, 2013.

Amounts due from / to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31,
	2012	2013
	RMB	RMB
Trade accounts receivable	18,783	18,402
Prepaid expenses and other current assets	2,902	2,276
Long-term prepayment and other assets	4,196	11,378
Total	25,881	32,056

Trade accounts payable	11,093	10,642
Accrued expenses and other payables	11,295	22,369
Other long-term liabilities	—	4,102
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	42,919	54,064
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,598	38,356
Total	102,905	129,533

Amounts due from / to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 24.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As of and for the years ended December 31, 2012 and 2013, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)       Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Years ended December 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	8,558	8,990	8,152
Retirement scheme contributions	420	478	480
	8,978	9,468	8,632

The above remuneration for the year ended December 31, 2013 doesn't include the deferred payments of RMB 13 million as their salaries for the period 2010 to 2012 according to the relative regulations of the government authorities of the People's Republic of China and the Company. Total emoluments are included in “personnel expenses” as disclosed in Note 5.

(c)       Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 32. As of December 31, 2012 and 2013, the accrual for the contribution to post-employment benefit plans was not material.

(d)       Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organizations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities include but not limited to the following:

•      sales and purchase of goods and ancillary materials;
•      rendering and receiving services;
•      lease of assets;
•      depositing and borrowing money; and
•      use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

32.	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2011, 2012 and 2013 were RMB 5,394, RMB 6,603and RMB 7,259, respectively.

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

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/ or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)       Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information on the Group’s reportable segments is as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	47,519	53,738	60,848
Inter-segment sales	173,115	174,571	158,618
	220,634	228,309	219,466
Refining
External sales	189,504	193,464	194,469
Inter-segment sales	1,015,855	1,071,387	1,111,004
	1,205,359	1,264,851	1,305,473
Marketing and distribution
External sales	1,335,569	1,453,541	1,486,037
Inter-segment sales	5,767	9,638	6,330
	1,341,336	1,463,179	1,492,367
Chemicals
External sales	368,658	356,150	374,097
Inter-segment sales	45,203	48,226	55,999
	413,861	404,376	430,096
Corporate and others
External sales	522,517	676,725	717,796
Inter-segment sales	610,585	635,046	640,224
	1,133,102	1,311,771	1,358,020
Elimination of inter-segment sales	(1,850,525)	(1,938,868)	(1,972,175)
Sales of goods	2,463,767	2,733,618	2,833,247

Other operating revenues
Exploration and production	21,204	28,876	22,641
Refining	6,713	6,061	5,796
Marketing and distribution	6,290	8,703	10,047
Chemicals	6,629	7,588	7,491
Corporate and others	1,080	1,199	1,089
Other operating revenues	41,916	52,427	47,064

Sales of goods and other operating revenues	2,505,683	2,786,045	2,880,311

	Years ended December 31,
	2011	2012	2013
Result	RMB	RMB	RMB
Operating income / (loss)
By segment
- Exploration and production	71,631	70,054	54,793
- Refining	(35,780)	(11,444)	8,599
- Marketing and distribution	44,696	42,652	35,143
- Chemicals	26,732	1,178	868
- Corporate and others	(2,640)	(2,443)	(3,412)
- Elimination	891	(1,335)	794
Total segment operating income	105,530	98,662	96,785
Income / (loss) from associates and joint ventures
- Exploration and production	248	301	358
- Refining	(421)	(934)	(486)
- Marketing and distribution	1,103	1,034	794
- Chemicals	2,560	408	418
- Corporate and others	662	817	1,275
Aggregate income from associates and joint ventures	4,152	1,626	2,359
Investment income
- Exploration and production	—	1	8
- Refining	4	75	11
- Marketing and distribution	143	131	93
- Chemicals	17	14	—
- Corporate and others	4	14	42
Aggregate investment income	168	235	154
Net finance costs	(5,285)	(9,881)	(4,246)
Earnings before income tax	104,565	90,642	95,052

	December 31,
	2011	2012	2013
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	329,968	368,587	406,237
- Refining	274,507	309,204	329,236
- Marketing and distribution	231,664	261,724	273,872
- Chemicals	143,215	145,867	156,373
- Corporate and others	77,489	100,517	107,197
Total segment assets	1,056,843	1,185,899	1,272,915

Interest in associates and joint ventures	45,684	50,200	75,318
Investments	1,829	2,001	3,730
Deferred tax assets	5,356	5,539	4,141
Cash and cash equivalents and time deposits with financial institutions	25,197	10,864	15,101
Other unallocated assets	2,269	3,441	11,711
Total assets	1,137,178	1,257,944	1,382,916

Liabilities
Segment liabilities
- Exploration and production	86,538	90,430	104,233
- Refining	63,753	62,271	69,029
- Marketing and distribution	83,625	87,785	101,564
- Chemicals	30,459	30,100	23,670
- Corporate and others	111,680	139,811	129,816
Total segment liabilities	376,055	410,397	428,312

Short-term debts	68,224	73,063	109,806
Income tax payable	4,054	6,045	3,096
Long-term debts	116,894	124,518	107,234
Loans from Sinopec Group Company and fellow subsidiaries	49,712	80,517	92,420
Deferred tax liabilities	7,831	7,294	7,977
Other unallocated liabilities	7,064	8,074	12,445
Total liabilities	629,834	709,908	761,290

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Capital expenditure
Exploration and production	58,749	78,272	105,311
Refining	25,767	32,161	26,064
Marketing and distribution	28,517	27,232	29,486
Chemicals	15,015	18,996	19,189
Corporate and others	2,136	2,061	5,076
	130,184	158,722	185,126
Depreciation, depletion and amortization
Exploration and production	35,455	39,283	44,126
Refining	11,519	12,270	13,859
Marketing and distribution	7,202	8,792	11,127
Chemicals	8,457	8,883	10,757
Corporate and others	1,183	1,228	1,396
	63,816	70,456	81,265
Impairment losses on long-lived assets
Exploration and production	2,153	1,006	2,523
Refining	78	—	88
Marketing and distribution	269	8	35
Chemicals	308	—	—
Corporate and others	1	—	15
	2,809	1,014	2,661

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

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
External sales
Mainland China	1,947,749	2,088,043	2,107,202
Others	557,934	698,002	773,109
	2,505,683	2,786,045	2,880,311

	December 31,
	2011	2012	2013
	RMB	RMB	RMB
Non-current assets
Mainland China	762,805	862,044	941,046
Others	24,375	22,123	51,181
	787,180	884,167	992,227

34.	PRINCIPAL SUBSIDIARIES

As of December 31, 2013, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital	Percentage of interests held by the company	Percentage of interests held by non-controlling	Principal activities
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited ("Fujian Petrochemical") (i)	RMB 5,619	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	6.49	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	40.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	40.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	45.00	Marketing and distribution of refined petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	—	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited("Shanghai Petrochemical")	RMB 7,200	50.56	49.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited ("Sinopec Kantons")	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited ("Yizheng Chemical Fibre") (i)	RMB 4,000	40.25	59.75	Production and sale of polyester chips and polyester fibres
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited ("SIPL")	RMB 8,000	100.00	—	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	—	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated and operate their business principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:
(i)  The Group consolidated the financial statements of these entities because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarised financial information on subsidiaries with material non-controlling interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised balance sheet

	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		Yizheng Chemical Fibre		SIPL
	At	At	At	At	At	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million
Current assets	1,068	281	12,891	14,486	2,517	1,886	4,578	4,320	2,404	13,983
Current liabilities	(571)	(197)	(18,927)	(18,017)	(1,105)	(972)	(2,570)	(3,504)	(726)	(2,414)
Total current net assets/ (liabilities)	497	84	(6,036)	(3,531)	1,412	914	2,008	816	1,678	11,569
Non-current assets	4,172	4,596	23,571	22,151	3,895	6,912	6,560	6,309	17,861	46,143
Non-current liabilities	(671)	(796)	(1,231)	(628)	(2)	(77)	(55)	(61)	(7,453)	(32,831)
Total non-current net assets	3,501	3,800	22,340	21,523	3,893	6,835	6,505	6,248	10,408	13,312
Net assets	3,998	3,884	16,304	17,992	5,305	7,749	8,513	7,064	12,086	24,881
Attributable to owners of the Company	1,999	1,942	8,575	9,097	3,786	4,676	3,554	2,844	5,454	7,494
Attributable to non-controlling interests (ii)	1,999	1,942	7,729	8,895	1,519	3,073	4,959	4,220	6,632	17,387

Note:
(ii)  On May 9, 2013, Sinopec Kantons issued 412,500,000 ordinary shares to non-controlling interests with total consideration amounted to HK$2,681.25 million.

The Group and a fellow subsidiary of Sinopec Group Company contributed USD 1,473 million to establish Sinopec International Petroleum E&P Hongkong Overseas Limited in Hong Kong through which three new joint ventures were acquired during the year ended 31 December 2013 (Note 19).

Summarised statement of comprehensive income

Years ended December 31,	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		Yizheng Chemical Fibre		SIPL
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million
Operating revenues	6,361	5,379	93,008	115,490	17,863	18,647	16,988	17,677	15,911	13,652
Net income for the year	(1,007)	(716)	(1,505)	2,066	236	392	(358)	(1,450)	5,735	4,250
Total comprehensive income/ (loss)	(1,006)	(714)	(1,505)	2,066	236	620	(358)	(1,450)	5,693	3,814
Profit/ (loss) attributable to non-controlling interests	(504)	(358)	(656)	945	85	246	(210)	(858)	2,622	1,774
Dividends paid to non-controlling interests	—	—	187	178	7	28	70	—	—	—

Summarised statement of cash flows

Years ended December 31,	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		Yizheng Chemical Fibre		SIPL
	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million
Net cash (used in) / generated from operating actities	(481)	523	(2,066)	5,098	245	326	(968)	(1,130)	8,097	7,006
Net cash used in investing activities	(288)	(698)	(4,062)	(629)	(1,455)	(3,024)	(662)	(152)	(3,040)	(36,924)
Net cash generated from/ (used in) financing activities	600	369	6,198	(4,497)	2,530	2,050	285	1,202	(4,399)	31,662
Net (decrease) / increase in cash and cash equivalents	(169)	194	70	(28)	1,320	(648)	(1,345)	(80)	658	1,744
Cash and cash equivalents at 1 January	197	28	91	161	626	1,920	1,507	162	179	824
Effect of foreign currency exchange rate changes	—	—	—	—	4	23	—	4	(13)	(100)
Cash and cash equivalents at 31 December	28	222	161	133	1,950	1,295	162	86	824	2,468

35.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, salaries and welfare payable, interest payable, trade accounts payable, bills payable, derivative financial instruments and other payables.

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 12.

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

As of December 31, 2012 and 2013, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 197,696 and RMB 289,106 on an unsecured basis, at a weighted average interest rate of 2.20% and 3.12% per annum, respectively. As of December 31, 2012 and 2013, the Group’s outstanding borrowings under these facilities were RMB 12,815 and RMB 44,966 and were included in debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2012
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	73,063	74,302	74,302	—	—	—
Long-term debts	124,518	142,342	3,242	45,935	73,929	19,236
Loans from Sinopec Group Company and fellow subsidiaries	80,517	80,978	43,254	1,425	739	35,560
Trade accounts payable	215,628	215,628	215,628	—	—	—
Bills payable	6,656	6,656	6,656	—	—	—
Accrued expenses and other payables	63,559	63,559	63,559	—	—	—
	563,941	583,465	406,641	47,360	74,668	54,796

	December 31, 2013
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	109,806	111,753	111,753	—	—	—
Long-term debts	107,234	134,403	3,942	14,799	82,326	33,336
Loans from Sinopec Group Company and fellow subsidiaries	92,420	93,030	54,373	484	2,613	35,560
Trade accounts payable	202,724	202,724	202,724	—	—	—
Bills payable	4,526	4,526	4,526	—	—	—
Accrued expenses and other payables	83,735	83,735	83,735	—	—	—
	600,445	630,171	461,053	15,283	84,939	68,896

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short term debts and obligations when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
Gross exposure arising from loans and borrowings	2012		2013
US Dollars	USD	2,405	USD	4,118
Japanese Yen	JPY	10,753	JPY	9,711
Hong Kong Dollars	HKD	13,511	HKD	13,931

A 5 percent strengthening of Renminbi against the following currencies as of December 31, 2012 and 2013 would have increased net income and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for 2012.

	December 31,
	2012	2013
US Dollars	567	941
Japanese Yen	29	21
Hong Kong Dollars	411	411

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 24.

As of December 31, 2012 and 2013, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income and retained earnings by approximately RMB 577 and RMB 411, respectively. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2012.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December, 31, 2012 and 2013, the Group had certain commodity contracts of crude oil, refined oil product and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as of December 31, 2012 and 2013 are set out in Notes 14 and 26.

As of December 31, 2012, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s net income and retained earnings by approximately RMB 221, and increase/decrease the Group’s other reserves by approximately RMB 152. As of December 31, 2013, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would increase/decrease the Group’s net income and retained earnings by approximately RMB 18, and increase/decrease the Group’s other reserves by approximately RMB 2,806. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis was performed on the same basis for 2012.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2013, the Group’s exposure to equity price risk is the derivative embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 24(iii) and (v) respectively.

As of December 31, 2012, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 2,007 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 1,448. As of December 31, 2013, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income and retained earnings by approximately RMB 1,333 while a decrease of 20% in the Company’s own share price would increase the Group’s net income and retained earnings by approximately RMB 737. The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis was performed on the same basis for 2012.

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

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	83	—	—	83
Derivative financial instruments:
- Derivative financial assets	82	1,111	—	1,193
	165	1,111	—	1,276

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	2,576	—	2,576
- Other derivative financial liabilities	92	1,016	—	1,108
	92	3,592	—	3,684

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	1,964	—	—	1,964
Derivative financial instruments:
- Derivative financial assets	348	4,316	—	4,664
	2,312	4,316	—	6,628

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	548	—	548
- Other derivative financial liabilities	339	2,285	—	2,624
	339	2,833	—	3,172

 During the years ended December 31, 2012 and 2013, there were no transfers between instruments in Level 1 and Level 2.

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

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investment in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 4.89% to 6.55% and 0.37% to 7.03% for the years ended December 31, 2012 and 2013, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries as of December 31, 2012 and 2013:

	December 31,
	2012	2013
	RMB	RMB
Carrying amount	137,408	151,852
Fair value	131,391	149,694

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization of the Group, its existing capital structure and the terms of the borrowings.

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

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at December 31, 2012 and 2013.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

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

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking consideration of the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalized as oil and gas properties with equivalent amounts recognized as provision for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.

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

37.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2013

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended December 31, 2013 and which have not been adopted in these financial statements.

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

The directors consider the parent and ultimate holding company of the Group as of December 31, 2013 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in millions)

In accordance with the Accounting Standards Update 2010-03, Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures, (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2011, 2012 and 2013, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are relatively small and therefore the information is presented with total amount of both internal and external.

Table I:   Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
The Group
Property cost, wells and related equipment and facilities	469,178	451,288	515,701
Supporting equipment and facilities	82,289	158,749	176,883
Uncompleted wells, equipment and facilities	37,708	57,124	64,569
Total capitalized costs	589,175	667,161	757,153
Accumulated depreciation, depletion, amortization and impairment losses	(275,348)	(316,445)	(361,859)
Net capitalized costs	313,827	350,716	395,294

Equity method investments
Share of net capitalised costs of joint ventures	—	—	14,528

Table II:   Cost incurred in oil and gas exploration and development

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
The Group
Exploration	20,722	22,637	19,158
Development	51,368	71,168	81,969
Total costs incurred	72,090	93,805	101,127

Equity method investments
Share of costs of exploration and development of joint ventures	—	—	35

Table III:   Results of operations related to oil and gas producing activities

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
The Group
Operating revenues
Sales	46,901	53,270	60,616
Transfers	172,791	174,251	158,317
	219,692	227,521	218,933
Production costs excluding taxes	(42,505)	(47,467)	(52,163)
Exploration expenses	(13,341)	(15,533)	(12,573)

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

Depreciation, depletion, amortization and impairment losses	(37,608)	(40,289)	(46,649)
Taxes other than income tax	(43,647)	(39,784)	(35,391)
Profit before taxation	82,591	84,448	72,153
Income tax expense	(22,141)	(22,953)	(20,113)
Results of operation from producing activities	60,450	61,495	52,044

Equity method investments
Share of net income for producing activities of joint ventures	—	—	40

Total of the Group and equity method investments results of operations for producing activities	60,450	61,495	52,084

The results of operations for producing activities for the years ended December 31, 2011, 2012 and 2013 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2011, 2012 and 2013 are shown in the following table.

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

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	Years ended December 31,
	2011	2012	2013
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,889	2,848	2,843
Revisions of previous estimates	126	9	(10)
Improved recovery	72	163	166
Extensions and discoveries	82	151	175
Production	(321)	(328)	(333)
End of year	2,848	2,843	2,841

Non-controlling interest in proved developed and undeveloped reserves at the end of year	36	32	31

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

	Years ended December 31,
	2011	2012	2013
Proved developed reserves
Beginning of year	2,554	2,545	2,577
End of year	2,545	2,577	2,562
Proved undeveloped reserves
Beginning of year	335	303	266
End of year	303	266	279

Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,447	6,709	6,730
Revisions of previous estimates	(74)	278	(326)
Improved recovery	4	109	35
Extensions and discoveries	849	232	714
Production	(517)	(598)	(660)
End of year	6,709	6,730	6,493
Proved developed reserves
Beginning of year	4,471	4,246	5,439
End of year	4,246	5,439	5,781
Proved undeveloped reserves
Beginning of year	1,976	2,463	1,291
End of year	2,463	1,291	712

Equity method investments	2011	2012	2013
Share of proved developed and undeveloped reserves of joint ventures (oil) (million barrels)
Beginning of year	—	—	—
End of year	—	—	289
Share of proved developed and undeveloped reserves of joint ventures (gas) (billion cubic feet)
Beginning of year	—	—	—
End of year	—	—	27

The Group and share of joint ventures	2011	2012	2013
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,889	2,848	2,843
End of year	2,848	2,843	3,130
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,447	6,709	6,730
End of year	6,709	6,730	6,520

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

 CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2011, 2012 and 2013 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

The Group
Future cash flows	1,990,353	2,029,836	1,894,416
Future production costs	(909,528)	(965,683)	(902,692)
Future development costs	(50,934)	(50,162)	(46,784)
Future income tax expenses	(191,391)	(176,591)	(145,198)
Undiscounted future net cash flows	838,500	837,400	799,742
10% annual discount for estimated timing of cash flows	(342,261)	(322,234)	(288,341)
Standardized measure of discounted future net cash flows	496,239	515,166	511,401

Discounted future net cash flow attributable to non-controlling interests	7,949	7,059	5,149

Equity method joint ventures	2011	2012	2013
	RMB	RMB	RMB
Standardised measure of discounted future net cash flows	－	－	23,261

Table VI:   Changes in the standardized measure of discounted cash flows

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB

Sales and transfers of oil and gas produced, net of production costs	(106,469)	(104,319)	(131,379)
Net changes in prices and production costs	104,795	(28,277)	(33,245)
Net change due to extensions, discoveries and improved recoveries	46,084	73,394	75,336
Revisions of previous quantity estimates	28,904	12,945	(10,478)
Previously estimated development costs incurred during the year	15,239	19,526	17,831
Accretion of discount	33,551	40,767	62,380
Net change in income taxes	(30,070)	4,630	15,790
Others	279	261	－
Net change for the year	92,313	18,927	(3,765)