Form 20-F
period 2014-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2015-04-10
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

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

H Shares, par value RMB 1.00 per share	25,513,438,600
A Shares, par value RMB 1.00 per share	92,766,957,040

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
*This requirement does not apply to the registrant in respect of this filing.

Table of Contents

Page
ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	9
ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3.		KEY INFORMATION	9
	A.	SELECTED FINANCIAL DATA	9
	B.	CAPITALIZATION AND INDEBTEDNESS	11
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	11
	D.	RISK FACTORS	11
ITEM 4.		INFORMATION ON THE COMPANY	19
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	19
	B.	BUSINESS OVERVIEW	21
	C.	ORGANIZATIONAL STRUCTURE	37
	D.	PROPERTY, PLANT AND EQUIPMENT	37
ITEM 4A.		UNRESOLVED STAFF COMMENTS	38
ITEM 5.		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
	A.	GENERAL	38
	B.	CONSOLIDATED RESULTS OF OPERATIONS	41
	C.	DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS	47
	D.	LIQUIDITY AND CAPITAL RESOURCES	54
ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
	A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT	57
	B.	COMPENSATION	64
	C.	BOARD PRACTICE	65
	D.	EMPLOYEES	66
	E.	SHARE OWNERSHIP	66
ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67
	A.	MAJOR SHAREHOLDERS	67
	B.	RELATED PARTY TRANSACTIONS	67
	C.	INTERESTS OF EXPERTS AND COUNSEL	68
ITEM 8.		FINANCIAL INFORMATION	68
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	68
	B.	SIGNIFICANT CHANGES	69
ITEM 9.		THE OFFER AND LISTING	69
	A.	OFFER AND LISTING DETAILS	69
ITEM 10.		ADDITIONAL INFORMATION	70
	A.	SHARE CAPITAL	70
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	70
	C.	MATERIAL CONTRACTS	78
	D.	EXCHANGE CONTROLS	78
	E.	TAXATION	78
	F.	DIVIDENDS AND PAYING AGENTS	83
	G.	STATEMENT BY EXPERTS	83
	H.	DOCUMENTS ON DISPLAY	83
	I.	SUBSIDIARY INFORMATION	83
ITEM 11.		QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK	83
ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	87
ITEM 13.		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	88
ITEM 14.		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	88
	A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS	88
	B.	USE OF PROCEEDS	88
ITEM 15.		CONTROLS AND PROCEDURES	88
ITEM 16.		RESERVED	89
ITEM 16A.		AUDIT COMMITTEE FINANCIAL EXPERT	89
ITEM 16B.		CODE OF ETHICS	89
ITEM 16C.		PRINCIPAL ACCOUNTANT FEES AND SERVICES	89
ITEM 16D.		EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	90
ITEM 16E.		PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	90

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	90
ITEM 16G.	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES	90
ITEM 16H.	MINE SAFETY DISCLOSURE	94
ITEM 17.	FINANCIAL STATEMENTS	94
ITEM 18.	FINANCIAL STATEMENTS	94
ITEM 19.	EXHIBITS	94

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•	“Sinopec Corp.”, “we”, “our” and “us” are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

•	“Sinopec Group Company” are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;

•	“Sinopec Group” are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;

•	“provinces” are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;

•	“RMB” are to Renminbi, the currency of the PRC;

•	“HK$” are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and

•	“US$” are to US dollars, the currency of the United States of America.

Conversion Conventions

Unless otherwise specified, conversions of crude oil from tonnes to barrels are made at a rate of one tonne to 7.35 barrels for crude oil we purchase from external sources, one tonne to 7.10 barrels for crude oil we produced domestically and one tonne to 7.22 barrels for crude oil we produced overseas, representing the American Petroleum Institute (“API”) gravity of the respective source of crude oil. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet; and 6,000 cubic feet of natural gas is converted to one BOE.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

•	“BOE” are to barrels-of-oil equivalent.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars were made at the averages of mid-point exchange rate of Renminbi as published by the PRC State Administration of Foreign Exchange (the “SAFE”).

The following table sets forth noon buying rate for US dollars in Renminbi for the periods indicated, as provided by the H.10 statistical release of the U.S. Federal Reserve Board.  We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On April 3, 2015, the noon buying rate was RMB 6.1930 to US$1.00.

	Noon Buying Rate(1)
Period	End	Average(2)	High	Low
	(RMB per US$1.00)

2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
October 2014	6.1124	6.1251	6.1385	6.1107
November 2014	6.1429	6.1249	6.1429	6.1117
December 2014	6.2046	6.1886	6.2256	6.1490
January 2015	6.2495	6.2181	6.2535	6.1870
February 2015	6.2695	6.2518	6.2695	6.2399
March 2015	6.1990	6.2386	6.2741	6.1955
April 2015 (through April 3, 2015)	6.1930	6.1958	6.1976	6.1930
__________

(1)	The exchange rates reflect those set forth in the H.10 statistical release of the U.S. Federal Reserve Board.
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

The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data and consolidated cash flows data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report and the financial statements of the acquired businesses described below.

We acquired from Sinopec Group Company part of interest in Sonangol Sinopec International Limited (“SSI”) in 2010. As we and these companies are under the common control of Sinopec Group Company, our acquisitions are reflected in our consolidated financial statements as combination of entities under common control that is accounted for in a manner similar to a pooling-of-interests. Accordingly, the acquired assets and related liabilities have been accounted for at historical cost and our consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and the results of operation of these companies on a combined basis.

On May 9, 2014, our shareholders approved at the annual general meeting the declaration and payment of a cash dividend of RMB 0.15 per share for 2013.

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Statement of Income Data(1):
Operating revenues	1,913,182	2,505,683	2,786,045	2,880,311	2,825,914
Operating expenses	(1,808,208)	(2,400,153)	(2,687,383)	(2,783,526)	(2,752,427)
Operating income	104,974	105,530	98,662	96,785	73,487
Earnings before income tax	103,663	104,565	90,642	95,052	65,504
Tax expense	(25,681)	(26,120)	(23,846)	(24,763)	(17,571)
Net income attributable to equity shareholders of the Company	71,782	73,225	63,879	66,132	46,466
Basic earnings per share(2)	0.637	0.650	0.566	0.570	0.398
Basic earnings per ADS(2)	63.69	65.00	56.62	56.96	39.77
Diluted earnings per share(2)	0.631	0.625	0.545	0.534	0.397
Diluted earnings per ADS(2)	63.08	62.46	54.46	53.41	39.74
Cash dividends declared per share	0.146	0.177	0.231	0.244	0.240
Segment Results
Exploration and production	47,149	71,631	70,054	54,793	47,057
Refining	15,851	(35,780)	(11,444)	8,599	(1,954)
Marketing and distribution	30,760	44,696	42,652	35,143	29,449
Chemicals	15,011	26,732	1,178	868	(2,181)
Corporate and others	(2,342)	(2,640)	(2,443)	(3,412)	(1,063)
Elimination of inter-segment sales	(1,455)	891	(1,335)	794	2,179
Operating income	104,974	105,530	98,662	96,785	73,487
Shares
Basic weighted average number of A and H shares	112,713,267,514	112,713,299,453	112,853,724,741	116,102,910,373	116,822,487,451
Diluted weighted average number of A and H shares	114,126,836,287	116,733,935,215	118,412,133,133	121,858,818,276	117,242,396,710

	As of December 31,
	2010	2011	2012	2013	2014
	(RMB in millions)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	17,008	24,647	10,456	15,046	9,355
Total current assets	260,229	342,755	365,015	373,010	360,144
Total non-current assets	727,642	794,423	892,929	1,009,906	1,091,224
Total assets	987,871	1,137,178	1,257,944	1,382,916	1,451,368
Total current liabilities	(336,406)	(444,240)	(513,373)	(571,822)	(604,257)
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	(35,828)	(80,373)	(115,982)	(163,870)	(178,148)
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	(174,075)	(154,457)	(162,116)	(145,590)	(150,932)
Total equity attributable to equity shareholders of the Company	(419,604)	(472,328)	(510,914)	(568,803)	(593,041)
Total equity	(451,036)	(507,344)	(548,036)	(621,626)	(645,577)

	Year Ended December 31
	2010	2011	2012	2013	2014
	(RMB in millions)
Statement of Cash Flow and Other Financial Data(1):
Net cash generated from operating activities	170,333	150,622	142,380	151,893	148,347
Net cash (used in)/generated from financing activities	(56,294)	(2,516)	5,628	31,519	(21, 421)
Net cash used in investing activities	(105,788)	(140,449)	(162,197)	(178,740)	(132,633)
Capital expenditure
Exploration and production	53,801	62,050	79,071	105,311	80,196
Refining	20,015	25,767	32,161	26,064	27,957
Marketing and distribution	30,829	30,387	31,723	29,486	26,989
Chemicals	18,422	16,980	23,616	19,189	15,850
Corporate and others	1,894	2,488	2,397	5,076	3,648
Total	124,961	137,672	168,968	185,126	154,640
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

Risks Relating to Our Business Operation

We are exposed to risks associated with price fluctuations of crude oil and refined petroleum products.

We consume a large amount of crude oil to produce our refined petroleum products and petrochemical products.  Increases in crude oil prices may result in cost inflation, and high prices may also reduce demand for our products which might adversely affect our profitability. Decreases in crude oil and refined product prices may cause us to incur impairment to our investment and assets. A prolonged period of oil price drop may impact our profit and ability to maintain our long-term investment projects. In addition, while we try to adjust the sale prices of our products to track international crude oil price fluctuations, our ability to pass on the increased cost resulting from crude oil price increases to our customers may be limited, and is dependent on international and domestic market conditions as well as the PRC government’s price control policies over refined petroleum products. For instance, the PRC government could exercise price control over refined petroleum products when international crude oil prices experience a sustained rise or become significantly volatile. As a result, our results of operations and financial condition may be materially affected by the fluctuation of crude oil and refined petroleum product prices.

Our continued business success depends in part on our ability to replace reserves and develop newly discovered reserves.

Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves. Our exploration and development activities for additional reserves also expose us to inherent risks associated with drilling, including the risk that no proved oil or natural gas reservoirs might be discovered. Exploring for, developing and acquiring reserves is highly risky and capital intensive. The fluctuation in the prices of crude oil and natural gas will impact the base of our proved oil or natural gas reserves. Without reserve additions through further exploration and development or acquisition activities, or if the prices of crude oil and natural gas fall sharply, our reserves and production will decline over time, which may materially and adversely affect our results of operations and financial condition.

We rely heavily on outside suppliers for crude oil and other raw materials, and we may even experience disruption of our ability to obtain crude oil and other raw materials.

We purchase a significant portion of crude oil and other feedstock from outside suppliers located in different countries and regions in the world. In 2014, approximately 82.5% of the crude oil required for our refinery business was sourced from international suppliers, and an insignificant amount is from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control, or OFAC, of the US Department of Treasury, including Iran and Sudan. In addition, our development requires us to source an increasing amount of crude oil from outside suppliers. We are subject to the political, geographical and economic risks associated with these countries and areas. If one or more of our material supply contracts were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined oil products and chemical products involves a number of operating hazards. Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined oil products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third-party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the property of others. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. In such situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to being shut down.  Even though we have a strong institutional focus on the safety of our operations and have implemented health, safety and environment (“HSE”) management system within our company with the view to preventing accidents, and reducing personal injuries, property losses and environment pollution, our preventative measures may not be effective. We also maintain insurance coverage on our property, plant, equipment and inventory, but our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters.  Significant operating hazards and natural disasters may cause interruption to our operations, property or environmental damages as well as personal injuries, and each of these incidents could have a material adverse effect on our financial condition and results of operations.

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

We intend to expand our exploration and production activities and, from time to time, construct new and/or revamp existing refining and petrochemical facilities, which require substantial capital expenditures and investments, there can be no assurance that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. Our inability to obtain sufficient funding for development plans could adversely affect our business, financial condition and results of operations.

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

As the international society has reach consensus on the importance and urgency of addressing climate change, the oil and gas industry in which we operate is drawing increasing concerns about global climate change in recent years.  A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. The implementation of such measures in a number of countries and other potential legislation limiting emissions could affect the global demand for fossil fuels. If China or other countries in which we operate or desire to operate enact new laws that focus on limiting greenhouse gas emissions, it could result in substantial capital expenditure from compliance with these laws, and revenue generation and strategic growth opportunities could also be adversely impacted. In November 2014, China and the United States made joint announcement against the threat of climate change, whereby China undertook to peak CO2 emissions around 2030 or earlier if possible, and to increase the non-fossil fuel share of all energy to around 20 percent by 2030.  Following the pledge, the National Development and Reform Commission of China (“NDRC”) adopted the Provisional Measures on the Management of Carbon Emission Trading on December 10, 2014, with the aim of fully implementing the whole China-wide greenhouse gas emissions trading market from 2016.  As a result, a majority of our subsidiaries operating in China may be subject to mandatory emissions trading and required to obtain emission quota, which could adversely affect our business and results of operations.

Our overseas businesses may be adversely affected by changes of overseas government policies and business environment.

We have operations and assets and may seek new opportunities in various countries and regions, including countries in Africa, South America and Central Asia and certain other regions, some of which are deemed to be subject to a high degree of political risk.  These countries have experienced and/or may experience in future political instability, changes to the regulatory environment, changes in taxation and foreign exchange controls, frequent disease outbreaks and deterioration in social security. Any of these conditions occurring could disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the H shares or ADSs.

Depending upon the value of our assets, which may be determined based, in part, on the market price of our H shares or ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and the market price of our H shares or ADSs, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future.  Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become classified as a PFIC, a US Holder (as defined in “Item 10. Additional Information – E. Taxation – United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the H shares or ADSs and on the receipt of distributions on the H shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. For more information see “Item 10. Additional Information – E. Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. Although nations around the world have adopted various economic policies to mitigate the negative influences caused by factors such as the slowdown of world economic development and the European financial crisis, it is uncertain how soon the world economy can be fully recovered. Our operations may also be adversely affected by factors such as some countries’ trade protection policies which may affect the export and some regional trade agreements which may affect the import.

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

It is possible that the current or future activities of our ultimate controlling shareholder, Sinopec Group Company, or its affiliates in or with certain countries that are the subject of economic sanctions under relevant U.S. laws could result in negative media and investor attention to us and possible imposition of sanctions on Sinopec Group Company or its affiliates, which could materially and adversely affect our shareholders or our company.

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas or LNG, and chemical projects.  Sinopec Group Company’s overseas asset portfolio includes oil and gas development projects in Iran, Sudan and Syria, which countries are targets of U.S. sanctions administrated by OFAC and by the U.S. Department of State. In 2013, Sinopec International Petroleum E&P Hongkong Overseas Limited, a joint venture owned by Sinopec Group Company and us on an equal basis, acquired from Sinopec Group Company 49% interest in Taihu which is engaged in oil and gas exploration, development and production business in Russia. Starting from 2014, OFAC imposed economic sanctions against Russia focusing on trading activities involving certain Russia’s financial and energy entities.  We currently do not believe that our investment in Taihu will result in any direct sanctions imposed by OFAC. However, events in or relating to Russia, including further trade restrictions and other sanctions, could adversely impact our investment in Russia. In addition, the United States may expand its sanctions regime to include other countries or regions where Sinopec Group Company or its affiliates, including us, may have assets or operations. We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates, including us, in countries or with individuals or entities that are the subject of U.S. sanctions.  Similarly, we cannot predict whether U.S. sanctions will be further tightened, or the impact that such actions may have on Sinopec Group Company and us.  It is possible that the United States could subject Sinopec Group Company and us to sanctions due to these activities.  Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company.

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

The PRC governmental authorities, from time to time, audit or inspect our ultimate controlling shareholder. We cannot predict the impact if any, of their outcome on our reputation, business and financial condition as well as the trading prices of our ADSs and H shares.

The PRC governmental authorities, from time to time, perform audits, inspections, inquiries or similar actions on state-owned companies, such as Sinopec Group Company, our ultimate controlling shareholder. Such inspections are not conducted on a regular basis with specific targets, and therefore we cannot predict the outcome of these governmental activities. If, as a result of such audits, inspections or inquiries, (i) material irregularities are found within Sinopec Group Company or us or our employees or (ii) Sinopec Group Company or we become the target of any negative publicity, our reputation, business and financial condition as well as the trading prices of our ADSs and H shares may be materially and negatively impacted.

Our business operations may be adversely affected by present or future environmental regulations.

As an integrated petroleum and petrochemical company, we are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•	the imposition of fees for the discharge of waste substances;

•	the levy of fines and payments for damages for serious environmental offenses;

•	the government, at its discretion, to close any facility which fails to comply with orders and require it to correct or stop operations causing environmental damage; and

•	litigations and liabilities arising from pollutions and damages to the environment and public interests.

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

In recent years, we have commenced exploration and production of unconventional oil and gas resources, such as shale oil and gas and coal bed methane, through the application of relatively advanced and expensive technologies. As a result, our unconventional oil and gas operations are subject to the limitations of unproven technology and expose us to higher environmental compliance standards and requirements. In the event of any failure to comply with such standards and requirements, we may be subject to public concerns about our unconventional oil and gas operations, which may also harm our corporate reputation.

Some of our development plans require compliance with state policies and governmental regulation.

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

The exchange rate of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in the PRC’s and international political and economic conditions.  On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. On June 19, 2010, the People’s Bank of China (the “PBOC”) decided to further promote the reform of exchange rate regime and enhance the flexibility of Renminbi exchange rate. Most of our crude oil purchases are settled in foreign currencies calculated on the basis of prices in U.S. dollar. Fluctuations in the exchange rate of the Renminbi against the U.S. dollars and certain other foreign currencies may adversely affect our oil and gas business, financial condition and results of operations.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

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

Additional remedial measures imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in proceedings brought by the SEC alleging the firms’ failure to meet specific criteria, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the “Big Four” accounting firms in China, including our independent registered public accounting firm, alleging that these firms had refused to produce audit work papers and other documents related to certain other China-based companies whose securities are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and barring these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until it is endorsed by the SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a settlement fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission (the “CSRC”) in response to future document requests by the SEC made through the CSRC.  If the firms fail to comply with the documentation production procedures that set forth in the settlement agreement or if these required information fails to be provided to the SEC by the CSRC for reasons out of these firms’ control, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ADSs from the New York Stock Exchange (the “NYSE”) or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In 2011, we issued RMB 23 billion convertible bonds which are convertible into our A shares. As of December 31, 2014, an aggregate of 1,832,955,041 A shares have been converted from these convertible bonds. As of February 17, 2015, an aggregate of 4,623,769,047 A shares have been converted from these convertible bonds. On the same date, we exercised our redemption right and redeemed all the outstanding amount of these convertible bonds.

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

In 2013, Sinopec International Petroleum E&P Hongkong Overseas Limited, a joint venture owned by Sinopec Group Company and us on an equal basis, acquired from Sinopec Group Company (i) 50% interest in Caspian Investment Resources Ltd. (“CIR”), (ii) 49% interest in Taihu Limited (“Taihu”), and (iii) 50% interest in Mansarovar Energy Colombia Ltd. (“Mansarovar”), for a cash consideration of US$2.711 billion in the aggregate. Each of CIR, Taihu and Mansarovar is engaged in oil and gas exploration, development and production business, with CIR based in Kazakhstan, Taihu in Russia and Mansarovar in Colombia.

On February 19, 2014, our board of directors unanimously approved a proposal to restructure our marketing and distribution business and to diversify the ownership of this segment by way of introducing private capital investments, pursuant to which the shareholding percentage for private investors will be determined according to the market conditions. Our board of directors authorized our Chairman, for so long as the aggregate shareholding percentage of private investors does not exceed 30%, to determine the investors, their respective shareholding percentages and the terms and conditions of their participation in the marketing segment and to organize the implementation of the plans for such participation. In April 2014, our ownership, management and control of the assets in the marketing and distribution segment have been transferred to Sinopec Marketing Co., Ltd., one of our wholly owned subsidiaries. On September 12, 2014, Sinopec Marketing Co., Ltd. entered into a capital injection agreement with 25 domestic and foreign investors, pursuant to which the investors will subscribe for certain equity interest in Sinopec Marketing Co., Ltd. As of March 6, 2015, the 25 investors have made an aggregate capital contribution of RMB 105.04 billion, representing 29.58% equity interest in Sinopec Marketing Co., Ltd.

On September 12, 2014, in connection with our plan to spin off Sinopec Yizheng Chemical Fibre Company Limited (“Yizheng Chemical”), in which we originally owned 40.25% equity interest, we entered into a disposal agreement and a share repurchase agreement with Yizheng Chemical, pursuant to which Yizheng Chemical agreed to transfer to us all of its assets and liabilities. As consideration, our 40.25% equity interest in Yizheng Chemical was repurchased and cancelled by Yizheng Chemical. Subsequently, through a series of inter-group company restructuring steps, Yizheng Chemical was spun off from us in December 2014.

On October 30, 2014, Sinopec Overseas Investment Holdings Limited (“SOI”) and Sinopec Chemical Commercial Holdings Company Limited (“SCC”), two of our wholly-owned subsidiaries, entered into acquisition agreements with two subsidiaries of Sinopec Group Company, pursuant to which SOI and SCC acquired 99% and 1% membership interests in Sinopec Century Bright Capital Investment (Netherlands) Cooperation U.A. (“COOP”), respectively, from the two subsidiaries of Sinopec Group Company with an aggregate consideration of US$562 million. Upon completion of the acquisition, we indirectly held 100% interest in COOP, which holds 37.5% interest in Yanbu Aramco Sinopec Refining Company (YASREF) Limited (“YASREF”). The remaining 62.5% interest in YASREF is held by Saudi Arabian Oil Company. YASREF is mainly engaged in the production and sale of gasoline and diesel oil, petroleum coke and sulfur, benzene and other products in Saudi Abrabia and has a designed processing capability of 3,890 thousand barrels per day, with Saudi Abrabia heavy oil as raw material.

B.	BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas in China and overseas. As of December 31, 2014, we held 197 production licenses in China, with an aggregate acreage of 22,912 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometer.

As of December 31, 2014, we held 288 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 960,981 square kilometers and with the maximum term of seven years. Our exploration licenses may be renewed upon our application at least 30 days prior to the expiration date, with each renewal for a maximum two-year term. We are obligated to make an annual minimum exploration investment in each of the exploration blocks which we obtained the exploration licenses. We are also obligated to pay an annual exploration license fee ranging from RMB 100 to RMB 500 per square kilometer. Under the PRC laws and regulations, however, we are entitled for reduction and exemption of exploration license fee for exploration in the western region, northeast region and offshore of China.

As of December 31, 2014, our overseas subsidiary held two production licenses, with an aggregate acreage of 323 square kilometers. It currently does not have exploration licenses. Our overseas equity-accounted investments held 70 production licenses, with an aggregate acreage of 4,686 square kilometers, and two exploration licenses.

Properties

We currently operate 16 oil and gas production fields in China, each of which consists of many oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 70 producing blocks of various sizes extending over an area of 2,564 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2014, Shengli production field produced 198 million barrels of crude oil and 17.66 billion cubic feet of natural gas, with an average daily production of 550 thousand BOE.

As of December 31, 2014, the total acreage of our oil and gas producing fields and blocks in China was 10,580 square kilometers, including 8,383 square kilometers of developed acreage, all of which were net developed acreage; and 2,197 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2014, the total acreage of our oil and gas producing fields and blocks of our overseas subsidiary was 323 square kilometers, including 169 square kilometers of developed acreage, of which 57 square kilometers were net developed acreage; and 154 square kilometers of gross undeveloped acreage, of which 52 square kilometers were net undeveloped acreage.

As of December 31, 2014, the total acreage of our oil and gas producing fields and blocks of our overseas equity-accounted investments was 1,768 square kilometers, including 1,546 square kilometers of developed acreage, of which 650 square kilometers were net developed acreage; and 222 square kilometers of gross undeveloped acreage, of which 62 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2014, our estimated proved reserves of crude oil and natural gas in China were 3,819 million BOE (including 2,700 million barrels of crude oil and 6,715 billion cubic feet of natural gas), and our estimated proved reserves of crude oil and natural gas outside of China, which included a share of the estimated proved reserves of our equity-accounted investments, were 353.5 million BOE. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2014.

As of December 31, 2014
Crude Oil Proved Reserves	(in millions of barrels)

Developed
Subsidiaries
China
Shengli	1,917
Others	548
Overseas(1)	64
Subtotal	2,529
Equity-accounted investments
Overseas(2)	253
Subtotal	253
Total Developed	2,782
Undeveloped
Subsidiaries
China
Shengli	105
Others	130
Overseas(1)	8
Subtotal	243
Equity-accounted investments
Overseas(2)	23
Subtotal	23
Total Undeveloped	266
Total Proved Reserves	3,048

As of December 31, 2014
Natural Gas Proved Reserves	(in billions of cubic feet)

Developed
Subsidiaries
China
Puguang	2,663
Others(1)	3,324
Overseas	-
Subtotal	5,987
Equity-accounted investments
Overseas(2)	24
Subtotal	24
Total Developed	6,011
Undeveloped
Subsidiaries
China
Puguang	-
Others	728
Overseas(1)	-
Subtotal	728
Equity-accounted investments
Overseas(2)	2
Subtotal	2
Total Undeveloped	730
Total Proved Reserves	6,741
 ______________________
(1)
In 2010, we acquired from Sinopec Group Company part of its interests in Angola Block 18. The proved reserves amount of our overseas subsidiary is the net reserves amount of SSI after deducting the government’s amount-sharing. We hold a 55% equity interests in SSI.

(2)
In 2013, a joint venture, owned by Sinopec Group Company and us on an equal basis, acquired from Sinopec Group Company (i) 50% interest in CIR, (ii) 49% interest in Taihu, and (iii) 50% interest in Mansarovar. The proved reserves amount reflects the joint venture’s shares in CIR, Taihu and Mansarovar.

As of December 31, 2014, approximately 266 million barrels of our crude oil proved reserves and 730 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and overseas, among which approximately 4.67 million barrels of our crude oil proved reserves and 62.87 billion cubic feet of our natural gas proved reserves in China were classified as proved undeveloped reserves for more than five years, due to international factors. These reserves are mostly located in our Shanghai branch.

During 2014, a total of 1,427 wells were drilled by us in China and 323 wells were drilled overseas. We converted 144 million barrels of proved undeveloped crude oil reserves and 182 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2014. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB 5,366 million, including RMB 4.1 billion and RMB 1,266 million incurred in connection with our operations in China and overseas, respectively, in 2014.

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

Oil and Natural Gas Production

In 2014, we produced an average of 1,177 thousand BOE per day in China, of which approximately 72.38% was crude oil and 27.62% was natural gas. We produced an average of 139 thousand BOE per day overseas, of which 98.6% was crude oil and 1.4% was natural gas.

The following tables set forth our average daily production of crude oil and natural gas sold for the years ended December 31, 2012, 2013 and 2014. The production of crude oil includes condensate.

	Year Ended December 31,
	2012	2013	2014
	(in thousands of barrels)
Average Daily Crude Oil Production
China
Shengli	536	540	542
Others	304	312	310
Overseas
Subsidiary(1)	59	59	42
Equity-accounted investments(2)	-	10	95
Total Crude Oil Production	899	921	989

	Year Ended December 31,
	2012	2013	2014
	(in millions of cubic feet)
Average Daily Natural Gas Production
China
Puguang	732	784	761
Others	905	1024	1,190
Overseas	-	-	11
Total Natural Gas Production	1,637	1,808	1,962

______________________
(1)	The average daily production of our overseas subsidiary is the net production of SSI after deducting the government’s sharing of production. We hold 55% equity interest of SSI.
(2)
The average daily production of our equity-accounted investments reflects our shares of the production in CIR, Taihu and Mansarovar, starting from our acquisition in 2013 of (i) 50% interest in CIR, (ii) 49% interest in Taihu, and (iii) 50% interest in Mansarovar, through a joint venture owned by Sinopec Group Company and us.

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2012, 2013 and 2014.

	Weighted Average	China	Overseas(1)
	(RMB)
For the year ended December 31, 2014
Average petroleum lifting cost per BOE	113.1	113.4	105.07
Average realized sales price
Per barrel of crude oil	554.71	552.73	597.24
Per thousand cubic meters of natural gas	1,598.99	1,598.99	-
For the year ended December 31, 2013
Average petroleum lifting cost per BOE	112.56	113.63	91.27
Average realized sales price
Per barrel of crude oil	590.86	584.35	671.17
Per thousand cubic meters of natural gas	1,359.23	1,359.23	-
For the year ended December 31, 2012
Average petroleum lifting cost per BOE	110.64	111.47	92.55
Average realized sales price
Per barrel of crude oil	632.51	625.79	704.17
Per thousand cubic meters of natural gas	1,291.65	1,291.65	-
_______________________
(1)
The exchange rates we used for overseas data in this table was the average exchange rates for each year ended December 31, 2012, 2013 and 2014, which were RMB 6.3125 to US$1.00, RMB 6.1928 to US$ 1.00, and RMB 6.1428 to US$1.00, respectively.

Exploration and Development Activities

In 2014, we made remarkable progresses in our exploration and development activities by leveraging our management and innovation capabilities. We accelerated the development progress of Fuling shale gas project, which is the first large-scale shale gas field in China. We continue making steady growth in our crude oil and natural gas production while having the increase of per unit production cost effectively contained. With respect to our oil exploration, we enhanced our exploration efficiency by optimizing the reserves utilization in new fields, increasing the recovery rate in mature fields and effectively curbing the growth in lifting costs. With respect to our natural gas production, we strengthen our management in Puguang and adjusted our marketing and sales strategy to increase sales volumes. With respect to our shale gas development, the first phase of our Fuling project with a production capacity of 5 billion cubic meters is under construction and the average daily production of our production wells in Fuling have surpassed our expected output. In 2014, we added 431 million barrels to our proved oil reserves.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2012, 2013 and 2014.

	Total	China		Overseas
		Shengli	Others	Subsidiary	Equity-accounted investments
For the year ended December 31, 2014
Exploratory
Productive	337	141	193	-	3
Dry	187	64	123	-	-
Development
Productive	3,964	2,027	1,614	6	317
Dry	56	30	26	-	-
For the year ended December 31, 2013
Exploratory
Productive	350	112	238	-	-
Dry	352	96	256	-	-
Development
Productive	4,513	2,490	2,016	5	2
Dry	83	39	44	-	-
For the year ended December 31, 2012
Exploratory
Productive	329	101	228	-	-
Dry	682	89	593	-	-
Development
Productive	3,583	2,047	1,532	4	-
Dry	35	6	29	-	-

The following table sets forth the number of wells being drilled by us as of December 31, 2014, as compared to December 31, 2013:

	As of December 31,
	2013		2014
	Gross	Net	Gross	Net
China
Shengli	93	93	63	63
Others	174	174	247	246
Overseas
Subsidiary	1	-	1	-
Equity-accounted investments	1	-	2	1
Total Wells Drilling	269	267	313	310

The following table sets forth our number of productive wells for crude oil and natural gas as of December 31, 2014, as compared to December 31, 2013:

	As of December 31,
	2013		2014
Productive Wells for Crude Oil	Gross	Net	Gross	Net
China
Shengli	28,844	28,844	30,534	30,534
Others	17,281	17,281	18,058	18,058
Overseas
Subsidiary	23	7	25	8
Equity-accounted investments	1,604	468	7,102	2,778
Total	47,752	46,600	55,719	51,378

	As of December 31,
	2013		2014
Productive Wells for Natural Gas	Gross	Net	Gross	Net
China
Puguang	53	53	54	54
Others	4,179	4,159	4,496	4,471
Overseas	-	-	-	-
Total	4,232	4,212	4,550	4,525

Refining

Overview

In 2014, our refinery throughputs were approximately 235 million tonnes. We produce a full range of refined petroleum products. The following table sets forth our production of our principal refined petroleum products for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012	2013	2014
	(in million tonnes)
Gasoline	40.55	45.56	51.22
Diesel	77.39	77.40	74.26
Kerosene and jet fuel	15.01	17.43	20.75
Light chemical feedstock	36.33	37.97	39.17
Liquefied petroleum gas	9.92	10.56	11.25
Fuel oil	2.38	3.17	2.48

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

Refining Facilities

Currently we operate 34 refineries in China. As of December 31, 2014, our total primary distillation capacity of crude oil was 292.40 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2012, 2013 and 2014.

	As of and for the Year Ended December 31,
	2012	2013	2014
Primary distillation capacity of crude oil (million tonnes per annum)	260.90	282.20	292.40
Refinery throughputs (million tonnes)	221.31	231.95	235.38
_______________________
Notes:
(1) The primary distillation capacity and refinery throughputs of joint ventures are fully included in our statistics.
(2) When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

In 2014, measured by the total output from our refineries, our gasoline yield was 21.76%, diesel yield was 31.55%, kerosene yield was 8.82%, and light chemical feedstock yield was 16.65%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2012, 2013 and 2014, our overall yield for all refined petroleum products at our refineries was 95.15%, 94.82% and 94.66% , respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2014 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2014
(in million tonnes per annum)
Maoming	23.50
Zhenhai	23.00
Jinling	21.00
Shanghai	16.00
Qilu	14.00
Fujian	14.00
Yangzi	14.00
Tianjin	13.80
Yanshan	13.50
Guangzhou	13.20
Gaoqiao	13.00
Qingdao	12.00
Changling	11.50
Shijiazhuang	10.00
Hainan	9.20
Luoyang	8.00
Wuhan	8.00
Anqing	8.00

In 2014, our primary distillation capacity of crude oil increased by 10.2 million tonnes per annum, which included an increase of 5.5 million tonnes per annum in the distillation capacity of sour crude. In addition, in 2014, our hydrofining capacity increased by 17.1 million tonnes per annum. The revamping projects for a number of refining facilities to improve refined petroleum product quality were also completed and put into operation.

Source of crude oil

In 2014, approximately 82.5% of the crude oil required for our refinery business was sourced from international suppliers.

Marketing and Sales of Refined Petroleum Products

Overview

We operate the largest sales and distribution network for refined petroleum products in China. In 2014, we distributed and sold approximately 170.97 million tonnes of gasoline, diesel, jet fuel and kerosene.  Most of the refined petroleum products sold by us are produced internally. In 2014, approximately 81.1% of our gasoline sales volume and approximately 75.2% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined petroleum products in the years of 2012, 2013 and 2014.

	2012	2013	2014
Total sales volume of refined petroleum products	173.15	179.99	189.17
(in million tonnes)
Domestic sales volume of refined petroleum products	158.99	165.42	170.97
(in million tonnes)
Retail	107.85	113.73	117.84
Wholesale and Distribution	51.14	51.69	53.13
Average annual throughput of service stations (in tonnes per station)	3,498	3,707	3,858

	As of December 31,
	2012	2013	2014
Total number of service stations under Sinopec brand	30,836	30,536	30,551
Self-operated service stations	30,823	30,523	30,538

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are more able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2014, we sold approximately 117.84 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 68.9% of our total domestic gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2014, we had 13 franchised service stations that are owned and operated by third parties. In 2014, the average annual throughput of our service stations increased by 4.1% from 2013, and we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Wholesale and Distribution

In 2014, we sold approximately 53.13 million tonnes of refined petroleum products, including 4.95 million tonnes of gasoline, 13.14 million tonnes of diesel and 35.04 million tonnes of kerosene, through wholesale and distribution to long-term large-scale end users and independent distributors such as domestic industrial enterprises, railways, airlines, hotels, restaurants and agricultural producers.

For our wholesale and distribution business, we operate 383 storage facilities with a total capacity of approximately 16.20 million cubic meters, substantially all of which are wholly-owned by us. These storage facilities are connected to our refineries by railway, waterway and pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

Chemicals

Overview

We are the largest petrochemicals producer in China. We produce a full range of petrochemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomers and polymers, synthetic fibers, synthetic rubber and chemical fertilizers. Synthetic resins, synthetic fibers, synthetic rubber and some intermediate petrochemicals comprise a significant majority of our external sales. Synthetic fiber monomers and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated with our refining businesses, which supply a significant portion of our chemical feedstock such as naphtha. We also adjust our petrochemical production lines by strategic investments.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2014 was 10.37 million tonnes per annum. In 2014, we produced 10.70 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2014 for our principal intermediate petrochemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	10,370	10,698	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Propylene	9,610	8,887	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Gaoqiao, Anqing, Jinan, Jingmen, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Benzene	5,256	3,996	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, SECCO* and BASF-YPC*
Styrene	2,126	2,003	Yanshan, Qilu, Guangzhou, Maoming, SECCO* and Zhenhai
Para-xylene	4,839	4,791	Shanghai, Yangzi, Qilu, Tianjin, Luoyang, Zhenhai, Jinling, Fujian* and Hainan
Phenol	608	630	Yanshan, Gaoqiao and Zhongsha (Tianjin)
_______________________
* Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2014.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	6,889	7,111	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, SECCO*, BASF-YPC*, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Polypropylene	6,605	6,212	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, SECCO*, Jingmen, Fujian*, Zhongsha (Tianjing)*, Zhenhai and Sino-Korean (Wuhan)*
Polyvinyl chloride	600	224	Qilu
Polystyrene	750	649	Yanshan, Qilu, Maoming, Guangzhou, BASF-YPC* and SECCO*
Acrylonitrile butadiene styrene	200	108	Gaoqiao
_______________________
* Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2014 production, we are the largest producer of ethylene glycol and caprolactam in China.  Most of our production of synthetic fiber monomers and polymers are used as feedstock for synthetic fibers.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2014 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	3,119	2,476	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	2,809	1,935	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC*, Zhongsha (Tianjing)*, Zhenhai and Hubei
Acrylonitrile	810	737	Shanghai, Anqing, Qilu and SECCO*
Caprolactam	660	530	Shijiazhuang and Baling
Polyester	3,168	2,588	Shanghai, Yizheng, Tianjin and Luoyang
_______________________
* Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fibers

We are the largest producer of acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2014.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,227	1,053	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	257	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2014 production, we are the largest producer of SBR and cis-polybutadiene rubber in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2014 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	540	418	Yanshan, Qilu, Maoming and Gaoqiao
Styrene butadiene rubber	430	403	Yanshan, Qilu, Maoming and Gaoqiao and Yangzi
Styrene-butadiene-styrene thermoplastic elastomers	140	93	Yanshan and Maoming
Isobutylene isoprene rubber	135	26	Yanshan
Isoprene rubber	30	0	Yanshan

Synthetic Ammonia and Urea

We produce synthetic ammonia which is used to manufacture caprolactam and acrylic nitrile and for external sale. We have ceased production of urea in the first half of 2014.

The major companies of our production for synthetic ammonia for the year ended December 31, 2014 were Sinopec Anqing Company, Sinopec Baling Company and Sinopec Hubei Chemical Fertilizer Company.

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

Patents and Trademarks

In 2014, we were granted 3,011 patents in China and overseas. As of December 31, 2014, we owned a total of 14,580 patents in China and overseas.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2014, we sourced a small amount of crude oil from Iran, and such amount represented 4.1% of our total refinery throughputs. In addition, we engaged in a small amount of trading activities with an Iranian company with net profit of approximately US$1.62 million.

Based on feedback to our inquiries to Sinopec Group Company, our controlling shareholder, Sinopec Group Company engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue from these business activities accounted for 0.018% of its total unaudited sales revenue.

Since we have performance obligations under our Iran-related contracts, we are legally required to continue our performance of part of Iran related contracts in 2015.

Regulatory Matters

Overview

China’s petroleum and petrochemical industry has seen significant liberalization in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined petroleum products are still subject to regulation of many government agencies including:

National Development and Reform Commission (the “NDRC”)

The NDRC is responsible for formulating and implementing key policies in respect of petroleum and petrochemical industry, including:

•	Formulating guidance plan for annual production, import and export amount of crude oil, natural gas and petroleum products nationwide based on its forecast on macro-economic conditions in China;

•	Setting the pricing policy for refined oil products;

•	Approving certain domestic and overseas resource investment projects which are subject to NDRC’s approval as required by the Catalogue of Investment Projects Approved by the Government (2014); and

The Ministry of Commerce (the “MOFCOM”)

MOFCOM is responsible for examining and approving Sino-foreign equity joint venture contracts and Sino-foreign cooperation joint venture contracts for oil and gas development within the PRC. It is also responsible to issue the enterprise overseas investment certificate and quotas and licenses for import and export of crude oil and refined oil products.

In November 2010, we were approved by four Ministries including MOFCOM to become one of the first trial enterprises to cooperate with international business partners and develop coal bed methane  resources (MOFCOM Circular 984[2010]).

Ministry of Land and Resources (the “MLR”)

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

Applicants for exploration licenses must first submit applications to the MLR with respect to blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment and pay annual exploration license fees, ranging from RMB 100 to RMB 500 per square kilometer, relating to the exploration blocks in respect of which the license is issued. The maximum term of an exploration license for oil and natural gas is 7 years. The exploration license may be renewed upon application by the holder at least 30 days prior to expiration date, with each renewal for a maximum two-year term.

At the exploration stage, an applicant can also apply for a progressive exploration and production license that allows the holder to test and develop reserves not yet fully proved. The progressive exploration and production license for oil and natural gas has a maximum term of 15 years. When the reserves become proved for a block, the holder must apply for a full production license in order to undertake production.

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

Incentives for Shale Gas Development

China National Energy Administration issued the Shale Gas Industry Policy (the “Policy”) on October 22, 2013, which classifies shale gas as a “national strategic new industry” and calls for more fiscal support for exploration and development of shale gas. In particular, according to the Notice on Introduction of Subsidy Policy for Development and

Utilization of Shale Gas jointly issued by the Ministry of Finance and China National Energy Administration, subsidies should be given directly to a shale gas production company according to the amount of its shale gas development and utilization. Local governments are also encouraged to provide subsidies to shale gas production companies, with the subsidy amount to be determined by local fiscal authorities.

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

Price Controls on Natural Gas

In June, 2013, the NDRC released the Circular on Adjustment of the Price of Natural Gas (Fagai Jiage Circular 1246[2013]). Pursuant to the circular, a dynamic adjustment mechanism shall be established by linking prices of natural gas to the prices of alternative energy to reflect market demands. A reference ceiling price is set by the government bench-marked against city-gate price, and suppliers and buyers may determine the specific prices through negotiations below the price ceiling. The natural gas prices of stock gas and incremental gas shall be differentiated, and the price of incremental gas shall be adjusted in one-go to maintain a reasonable correlations with such alternative energies as fuel oil and liquefied petroleum gas (with the weight of 60% and 40%); stock gas shall refer to the 2012 actual consumption amount, the price of stock gas shall be adjusted step by step to keep pace with the price of incremental gas, and great efforts shall be made to achieve full adjustment at the end of the “12th Five-Year Plan” period.  City-gate prices shall be applied to domestic onshore natural gas and imported pipeline natural gas.  Control over the ex-factory prices of shale gas, coal-bed gas, and coal gas and the gas source price of liquefied natural gas shall be lifted and such prices shall be determined by both the supplier and the buyer through negotiation. Where it is necessary to transmit such gases in a mixed manner in long-distance pipelines and sell them together, the uniform city-gate price shall be implemented; where such gases are transmitted in a mixed manner in long-distance pipelines, but are sold separately, the gas source price shall be determined by the supplier and the buyer through negotiation and transportation expenses shall be paid to the pipeline transportation service provider at the pipeline transportation price as prescribed by the state.

In August 2014, the NDRC released the Circular on Adjustment of the Price of Non-Residential Stock Natural Gas (Fagai Jiage Circular 1835[2014]), which was implemented from September 2014. Ceiling city-gate prices for stock non-residential natural gas will be increased by RMB 0.4 per cubic meter, the ceiling city-gate prices for incremental gas will remain unchanged. Due to then stagnant fertilizer market, the adjustment to fertilizer gas price was postponed and the ceiling city-gate prices for residential natural gas was not adjusted.  The circular further lifted control over gas source price of imported LNG and ex-factory prices of shale gas, coal-bed gas, and coal gas. Where it is necessary to transmit such gases in a mixed manner with domestic onshore gas and imported pipeline gas and sell them together, the supplier and the user may enter into separate purchase and transportation contracts for different gas sources. The gas source price and ex-factory price shall be market oriented, the pipeline transportation price shall be subject to relevant regulations. In 2015, the stock natural gas and incremental natural gas prices shall be unified.

Pursuant to scheduled implementation of natural gas pricing reform, the NDRC released the Circular on Rationalizing the Price of Non-Residential Natural Gas (Fagai Jiage Circular 351[2015]) in February 2015 to unify stock gas and incremental gas prices. This circular will be implemented from April 2015.

Regulation of Refining and Marketing of Refined Petroleum Products

Gasoline and Diesel Prices

Gasoline and diesel prices are government-guided.

In March 2013, the NDRC released Circular on Establishment of Sound Price Formation Mechanism of Refined Oil Products (Fagai Jiage Circular 624[2013]), which specified that a reformed refined oil product price formation mechanism shall include: shortening of the refined oil product price adjustment period to 10 working days; elimination of the 4% price fluctuation on international market as a prerequisite for price adjustment; adjustment of the composition of benchmarked crude oil as a reference for domestic oil product prices. To save social resources, if the assessed adjustment in domestic refined oil product prices is less than RMB 50 per tonne, the adjustment will be postponed to next period.  In cases of special conditions such as significant increase in domestic CPI, significant emergencies or significant fluctuations of crude oil price on international market which may trigger adjustment of domestic refined oil price, the NDRC may implement ad hoc suspension, delay or narrowing of price adjustment upon the approval by the State Council. Upon elimination of the special conditions, the price formation mechanism may resume operation after the NDRC obtains the State Council’s for approval.

Jet Fuels Price

During the transition period, the ex-factory price of the jet fuels (standard) will temporarily be determined by the buyers and the sellers, subject to a limit of no more than the CIF post-duty price in the Singapore market.

On September 16, 2013, a Circular of Relevant Opinions on Pricing Policies for Upgrading Oil Product Quality was promulgated by the NDRC. The Circular provides that the prices of gasoline and diesel products shall be increased if the quality of such products is upgraded. For standard gasoline and diesel products that are upgraded to GB IV standards, their prices shall be raised by RMB 290 per tonne and RMB 370 per tonne, respectively; for gasoline and diesel products that are upgraded from GB IV to GB V standards, their price shall be raised by RMB 170 per tonne and RMB 160 per tonne, respectively.  Prices for regular diesel shall be benchmarked against automobile diesel with same specification.

Regulation of Crude Oil and Refined Petroleum Products Market

On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Petroleum Products  Market” to open the wholesale market of crude oil and refined petroleum products to new market entrants, respectively. The rapid entrance of foreign enterprises into Chinese petroleum, chemical and other related business will change the current horizon of crude oil resource, as well as petroleum and chemical products market.

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

On October 31, 2014, the State Council issued the Catalogue of Investment Projects Requiring Government Approval (2014) (“2014 Catalogue”), and on December 27, 2014, the NDRC issued the Administrative Measures for Approval and Filing of overseas Investment Projects, according to which, overseas investment projects involving sensitive countries or regions or sensitive industries shall be approved by the NDRC, among which, those projects with the amount of Chinese investment over US$ 2 billion shall be subject to an examination opinion of the NDRC after being reported to the State Council for confirmation. All other projects, including those by enterprises directly administered by the SASAC and local enterprises with an investment size over US$3 billion, will require only a filing with the NDRC. According to the Administrative Measures for Overseas Investment which was issued by the MOFCOM in September 2014 and implemented in October 2014, enterprise overseas investments involving sensitive countries or regions or sensitive industries shall be submitted to MOFCOM for approval, and other overseas investments will only need to submit a filing with MOFCOM. Investments by enterprises directly administered by the SASAC shall apply for MOFCOM’s approval or submit a filing with the MOFCOM.

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

Effective from December 1, 2014, the rate of mineral resource compensation charges on crude oil and natural gas is reduced to zero, and the applicable resource tax rate is correspondingly increased from 5% to 6%.

Effective from January 1, 2015, the threshold of the special oil income levy is increased from US$55 to 65 per barrel, and a five-level progressive rate is applied to special oil income levy collection based on the sale prices.

From November 29, 2014 to January 12, 2015, the unit tax amount of consumption tax on gasoline, naphtha, solvent and lubricant have been adjusted three times and the current applicable consumption tax rates are set forth in the table below. For further information about consumption tax rates, see Note 6 to our consolidated financial statements.

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

Consumption tax	Aggregate volume sold or self-consumed	Effective from January 13, 2015, RMB 1.52 per liter for gasoline, naphtha, solvent and lubricant, and RMB 1.2 per liter for diesel, fuel oil and jet kerosene.

Import tariff	CIF China price
5% for gasoline, 6% for diesel, 9% for jet kerosene and 6% for fuel oil. Beginning on July 1, 2011, the applicable tax rates for gasoline, fuel oil, diesel and jet kerosene are 1%, 1%, 0% and 0%, respectively.  Starting from 2014, the applicable tax rate for diesel is 1%.

Resource tax	Aggregate volume sold or self-consumed
Effective from December 1, 2014, for domestic production of crude oil and natural gas, the applicable tax rate is increased from 5% to 6% of the sales revenue, exemption or deduction may apply if qualified.

Compensatory fee for mineral resources	Revenue of crude oil and natural gas	Starting from December 1, 2014, the rate of compensatory fees for mineral resources on crude oil and natural gas is reduced from 1% to zero.

Exploration license fee	Area	RMB 100 to RMB 500 per square kilometer per annum.

Production license fee	Area	RMB 1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total amount of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education Surcharge and local education surcharge	Total amount of value-added tax, consumption tax and business tax	3% and 2%.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$65 per barrel.	Progressive rate of 20% to 40% for revenues derived from crude oil with realized price in excess of US$65 per barrel.
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

Our environmental protection expenditures were approximately RMB 4.8 billion in 2012, RMB 5.2 billion in 2013, and RMB 5.4 billion in 2014.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (“SPI Fund”), approximately RMB 718.3 billion of coverage on our property and plants and approximately RMB 122.9 billion of coverage on our inventory. In 2014, we paid an insurance premium of approximately RMB 2.0 billion to Sinopec Group Company for such coverage.  Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

The insurance coverage under SPI Fund applies to all domestic enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We believe that, in the event of a major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

Pursuant to an approval of the Ministry of Finance, Sinopec Group Company entered into an agreement with PICC Property and Casualty Company Limited on January 29, 2002 to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB 4.0 billion and a maximum of RMB 2.36 billion per occurrence.

In November 2013, our Donghuang II pipeline located in Qingdao Economic and Technological Development Zone ruptured, resulting in oil leakage into the covered municipal drainage trench. The municipal drainage trench exploded and caused severe casualties and injuries to the surrounding pedestrians, residents and rescue team. The accident caused 62 deaths and 136 injuries and a direct economic loss of RMB 751.7 million, according to the investigation report issued by the State Council investigation team. We have taken the responsibility for paying our portion of required compensation to third parties. Our payments would be funded mainly from our Safe Production Insurance Fund that have been accumulated in the past years, as well as claims under the business catastrophe insurance policy that we maintained with a third-party commercial insurance company.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties.  Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalized costs of producing properties (the numerator).  Producing properties’ capitalized costs are amortized based on the units of oil or gas produced.  Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense.  Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.  There have been no significant changes to the original reserve estimates during any of the three years ended December 31, 2012, 2013 and 2014.

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

Impairment losses recognized for each of the three years ended December 31, 2012, 2013 and 2014 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2012	2013	2014
	(RMB in millions)
Exploration and production	1,006	2,523	2,436
Refining	-	88	29
Marketing and distribution	8	35	40
Chemicals	-	-	1,106
Corporate and others	-	15	8
Total	1,014	2,661	3,619

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.  There have been no changes to the estimated useful lives and residual values during each of the three years ended December 31, 2012, 2013 and 2014.

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

	Year ended December 31,
	2012	2013	2014
	(RMB in millions)
Balance as of January 1	1,012	699	574
Impairment losses recognized for the year	44	36	44
Reversal of impairment losses	(155)	(38)	(15)
Written off	(202)	(123)	(57)
Others	-	-	(16)
Balance as of December 31	699	574	530

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

	Year ended December 31,
	2012	2013	2014
	(RMB in millions)
Balance as of January 1	1,382	491	1,751
Allowance for the year	7,419	1,453	3,327
Reversal of allowance on disposal	(378)	(1)	(136)
Written off	(7,943)	(192)	(1,327)
Others	11	-	(12)
Balance as of December 31	491	1,751	3,603

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

B.         CONSOLIDATED RESULTS OF OPERATIONS

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

In 2014, our total operating revenues were RMB 2,825.9 billion, representing a decrease of 1.9% over 2013.  Our operating income was RMB 73.5 billion, representing a decrease of 24.1% over 2013.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2013 and 2014.

	Year Ended December 31,		Change from 2013 to
	2014	2013	2014
	(RMB in millions)%
Operating revenues	2,825,914	2,880,311	(1.9)
Sales of goods	2,781,641	2,833,247	(1.8)
Other operating revenues	44,273	47,064	(5.9)
Operating expenses	(2,752,427)	(2,783,526)	(1.1)
Purchased crude oil, products and operating supplies and expenses	(2,334,399)	(2,371,858)	(1.6)
Selling, general and administrative expenses	(68,374)	(69,928)	(2.2)
Depreciation, depletion and amortization	(90,097)	(81,265)	10.9
Exploration expenses, including dry holes	(10,969)	(12,573)	(12.8)
Personnel expenses	(57,233)	(55,353)	3.4
Taxes other than income tax	(191,202)	(190,672)	0.3
Other operating (expenses)/income, net	(153)	(1,877)	(91.8)
Operating income	73,487	96,785	(24.1)
Net finance costs	(14,229)	(4,246)	235.1
Investment income and income from associates and jointly controlled entities	6,246	2,513	148.5
Earnings before income tax	65,504	95,052	(31.1)
Tax expense	(17,571)	(24,763)	(29.0)
Net income	47,933	70,289	(31.8)
Attributable to:
Equity shareholders of the Company	46,466	66,132	(29.7)
Non-controlling interests	1,467	4,157	(64.7)

Operating revenues

In 2014, our sales of goods were RMB 2,781.6 billion, representing a decrease of 1.8% over 2013. This was mainly attributable to the price decline of crude oil and petroleum products.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2013 to 2014 for our major products:

	Sales Volume			Change from 2013 to 2014	Average Realized Price			Change from 2013 to 2014
	2014	2013			2014	2013
	(thousand tonnes)			(%)	(RMB per tonne)			(%)

Crude oil	8,864	7,604		16.6	4,008	4,253		(5.8)
Domestic	8,780	7,582		15.8	4,001	4,252		(5.9)
Oversea	84	22		281.8	4,691	4,678		0.3
Natural gas	16,661	15,907	(1)	4.7	1,589	1,336	(2)	18.9
Gasoline	64,083	59,482		7.7	8,339	8,498		(1.9)
Diesel	102,724	99,855		2.9	6,647	7,050		(5.7)
Kerosene	21,845	20,162		8.3	5,710	6,116		(6.6)
Basic chemical feedstock	27,277	25,838		5.6	6,151	6,870		(10.5)
Synthetic fiber monomer and polymer	6,479	6,856		(5.5)	7,223	8,167		(11.6)
Synthetic resin	11,584	10,696		8.3	9,684	9,631		0.6
Synthetic fiber	1,430	1,488		(3.9)	9,436	10,356		(8.9)
Synthetic rubber	1,205	1,346		(10.5)	10,554	12,214		(13.6)
Chemical fertilizer	598	1,129		(47.0)	1,686	1,698		(0.7)
____________

(1)	million cubic meters
(2)	RMB per thousand cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced were used internally for refining and chemical production and the remaining were sold to other customers. In 2014, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB 69.6 billion, representing an increase of 14.3% over 2013. The change was mainly due to the increase in the sales volume of crude oil and the sale volume and price of natural gas in 2014.

Sales of refined petroleum products

In 2014, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 1,633.9 billion, accounting for 58.7% of our operating revenues and representing a decrease of 2.8% over 2013. The decrease was mainly because of the decline in prices and sales volumes of various petroleum products, which offset the increase in sales volumes of gasoline, diesel and kerosene. The sales revenue of gasoline, diesel and kerosene was RMB 1,342.0 billion, accounting for 82.1% of the total revenue of petroleum products and representing an increase of 0.7% over 2013. Sales revenue of other refined petroleum products was RMB 291.9 billion, accounting for 17.9% of the total revenue of petroleum products and representing a decrease of 16.0% over 2013.

Sales of chemical products

Our external sales revenue of chemical products was RMB 357.0 billion, accounting for 12.8% of our operating revenues and representing a decrease of 4.6% over 2013. This was mainly attributable to the price decline of chemical product which offset the sales volume increase of basic chemical feedstock and synthetic resin.

Revenue from corporate and others

In 2014, our corporate and others realized sales revenue of RMB 721.2 billion, accounting for 25.9% of our operating revenue and representing a slight increase of 0.5% over 2013.

Operating expenses

In 2014, our operating expenses were RMB 2,752.4 billion, representing a decrease of 1.1% over 2013, among which:

Purchased crude oil, products and operating supplies and expenses were RMB 2,334.4 billion, representing a decrease of 1.6% over 2013, accounting for 84.8% of the total operating expenses, of which:

•
crude oil purchase expenses were RMB 837.4 billion, representing a decrease of 4.2% over 2013. In 2014, the total throughput of crude oil that was purchased externally was 177.29 million tonnes (excluding the amount processed for third parties), representing a decrease of 0.6% over 2013; the average unit processing cost for crude oil purchased externally was RMB 4,724 per tonne, representing a decrease of 3.6% over 2013; and

•	other purchasing expenses were RMB 1,497.0 billion, remaining consistent with that of 2013.

Selling, general and administrative expenses totaled RMB 68.4 billion, representing a decrease of 2.2% over 2013.

Depreciation, depletion and amortization was RMB 90.1 billion, representing an increase of 10.9% over 2013. This was mainly due to the increase of expenditure on fixed assets.

Exploration expenses, including dry holes were RMB 11.0 billion, representing a decrease of 12.8% over 2013, reflecting our optimization of exploration investment, which improve the exploration efficiency and reduce exploration costs.

Personnel expenses were RMB 57.2 billion, representing an increase of 3.4% over 2013.

Taxes other than income tax were RMB 191.2 billion, representing an increase of 0.3% over 2013. This was mainly due to an increase of RMB 3.4 billion in consumption tax resulting from the increase of the consumption tax rate of petroleum products as compared with 2013, an increase of RMB 0.6 billion in city construction tax and education surcharge, and a decrease in special oil income levy by RMB 3.4 billion resulting from the decreased oil price.

Other operating expenses, net were RMB 0.2 billion.

Operating income

In 2014, our operating income was RMB 73.5  billion, representing a decrease of 24.1% over 2013.

Net finance costs

In 2014, our net finance costs were RMB 14.2 billion, representing an increase of 235.1% over 2013.  This increase in finance costs was mainly attributable to (i) the net interest expenses of RMB 9.4 billion, representing an increase of RMB 0.4 billion over 2013; (ii) decrease in net foreign exchange gain of RMB 2.9 billion due to the slowdown of Renminbi appreciation in 2014; and (iii) increase of RMB 6.6 billion in the losses arising from the change in fair value of our issued convertible bonds.

Earnings before income tax

In 2014, our earnings before income tax were RMB 65.5 billion, representing a decrease of 31.1% over 2013.

Tax expense

In 2014, we recognized income tax expense of RMB 17.6 billion, representing a decrease of RMB 7.2 billion over 2013.

Net income attributable to non-controlling interests

In 2014, our net income attributable to non-controlling interests was RMB 1.5 billion, representing a decrease of RMB 2.7 billion over 2013.

Net income attributable to equity shareholders of the Company

In 2014, our net income attributable to our equity shareholders was RMB 46.5 billion, representing a decrease of 29.7% over 2013.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

In 2013, our total operating revenues were RMB 2,880.3 billion, representing an increase of 3.4% over 2012.  Our operating income was RMB 96.8 billion, representing a decrease of 1.9% over 2012.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2012 and 2013.

	Year Ended December 31,		Change from 2012 to 2013
	2013	2012
	(RMB in millions)%
Operating revenues	2,880,311	2,786,045	3.4
Sales of goods	2,833,247	2,733,618	3.6
Other operating revenues	47,064	52,427	(10.2)
Operating expenses	(2,783,526)	(2,687,383)	3.6
Purchased crude oil, products and operating supplies and expenses	(2,371,858)	(2,301,199)	3.1
Selling, general and administrative expenses	(69,928)	(61,174)	14.3
Depreciation, depletion and amortization	(81,265)	(70,456)	15.3
Exploration expenses, including dry holes	(12,573)	(15,533)	(19.1)
Personnel expenses	(55,353)	(51,767)	6.9
Taxes other than income tax	(190,672)	(188,483)	1.2
Other operating (expenses)/income, net	(1,877)	1,229	-
Operating income	96,785	98,662	(1.9)
Net finance costs	(4,246)	(9,881)	(57.0)
Investment income and income from associates and jointly controlled entities	2,513	1,861	35.0
Earnings before income tax	95,052	90,642	4.9
Tax expense	(24,763)	(23,846)	3.8
Net income	70,289	66,796	5.2
Attributable to:
Equity shareholders of the Company	66,132	63,879	3.5
Non-controlling interests	4,157	2,917	42.5

Operating revenues

In 2013, our sales of goods were RMB 2,833.2 billion, representing an increase of 3.6% over 2012. This was mainly due to the active exploration of markets and increased trade income.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2012 to 2013 for our major products:

	Sales Volume				Change from 2012 to 2013	Average Realized Price				Change from 2012 to 2013
	2013		2012			2013		2012
	(thousand tonnes)				(%)	(RMB per tonne)				(%)

Crude oil	7,604		6,221		22.2	4,253		4,579		(7.1)
Natural gas	15,907	(1)	14,431	(1)	10.2	1,336	(2)	1,281	(2)	4.3
Gasoline	59,482		53,488		11.2	8,498		8,615		(1.4)
Diesel	99,855		99,864		0.0	7,050		7,219		(2.3)
Kerosene	20,162		18,760		7.5	6,116		6,416		(4.7)
Basic chemical feedstock	25,838		23,387		10.5	6,870		6,740		1.9
Synthetic fiber monomer and polymer	6,856		6,943		(1.3)	8,167		8,238		(0.9)
Synthetic resin	10,696		10,503		1.8	9,631		9,181		4.9
Synthetic fiber	1,488		1,458		2.1	10,356		10,790		(4.0)
Synthetic rubber	1,346		1,287		4.6	12,214		17,564		(30.5)
Chemical fertilizer	1,129		1,193		(5.4)	1,698		2,052		(17.3)
____________

(1)	million cubic meters
(2)	RMB per thousand cubic meters

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

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2012	2013	2014	2013	2014	2013	2014
	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production
External sales(1)	82	83	86	1.7	1.8	2.9	3.0
Inter-segment sales	175	159	142	3.3	3.0
Total operating revenue	257	242	228	5.0	4.8
Refining
External sales(1)	200	200	181	4.1	3.8	7.0	6.4
Inter-segment sales	1,071	1,111	1,092	22.9	23.2
Total operating revenue	1,271	1,311	1,273	27.0	27.0
Marketing and distribution
External sales(1)	1,462	1,496	1,471	30.8	31.2	51.9	52.1
Inter-segment sales	10	6	6	0.1	0.1
Total operating revenue	1,472	1,502	1,477	30.9	31.3
Chemicals
External sales(1)	364	382	365	7.9	7.7	13.2	12.9
Inter-segment sales	48	56	62	1.2	1.3
Total operating revenue	412	438	427	9.1	9.0
Corporate and others
External sales(1)	678	719	723	14.8	15.3	25.0	25.6
Inter-segment sales	635	640	587	13.2	12.5
Total operating revenue	1,313	1,359	1,310	28.0	27.8
Total operating revenue before inter-segment eliminations	4,725	4,852	4,715	100.0	100.0
Elimination of inter-segment sales	(1,939)	(1,972)	(1,889)
Consolidated operating revenues	2,786	2,880	2,826			100.0	100.0

__________________________
(1)	include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from 2013 to 2014.

	Year Ended December 31,			Change from 2013 to 2014
	2012	2013	2014
	(RMB in billions)			(%)
Exploration and production
Total operating revenues	257	242	228	(5.8)
Total operating expenses	(187)	(187)	(181)	(3.2)
Total operating income	70	55	47	(14.5)
Refining
Total operating revenues	1,271	1,311	1,273	(2.9)
Total operating expenses	(1,282)	(1,302)	(1,275)	(2.1)
Total operating income/(loss)	(11)	9	(2)	-
Marketing and distribution
Total operating revenues	1,472	1,502	1,477	(1.7)
Total operating expenses	(1,429)	(1,467)	(1,448)	(1.3)
Total operating income	43	35	29	(17.1)
Chemicals
Total operating revenues	412	438	427	(2.5)
Total operating expenses	(411)	(437)	(429)	(1.8)
Total operating income	1	1	(2)	-
Corporate and others
Total operating revenues	1,313	1,359	1,310	(3.6)
Total operating expenses	(1,315)	(1,362)	(1,311)	(3.7)
Total operating loss	(2)	(3)	(1)	(66.7)
Elimination of inter-segment income (loss)	(1)	1	2	-

Exploration and Production Segment

Most of the crude oil and a portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

In 2014, the operating revenues of this segment were RMB 227.6 billion, representing a decrease of 6.0% over 2013. This was mainly attributable to the decrease of sales price and volume of crude oil.

The segment sold 43.37 million tonnes of crude oil and 17.98 billion cubic meters of natural gas in 2014, representing a decrease of 2.0% and an increase of 5.8% over 2013, respectively. The average realized price of crude oil and natural gas were RMB 3,944 per tonne and RMB 1,599 per thousand cubic meters, respectively, representing a decrease of 6.0% and an increase of 17.6%, respectively, over 2013.

In 2014, the operating expenses of this segment were RMB 180.5 billion, representing a decrease of 3.6% over 2013. This was mainly due to:

•	The exploration expenses decreased by RMB 1.6 billion over 2013, reflecting our optimization of exploration investment which improve the exploration efficiency;

•	The special oil income levy, resource tax and other taxes decreased by RMB 3.4 billion due to the decline in crude oil price;

•	Other operation expenses decreased by 6.1 billion due to the decrease of raw material sales expenses which is related to the decline in sales revenue; and

•	The expense of depreciation, depletion and amortization increased by RMB 4.8 billion over 2013.

The lifting cost for oil and gas was RMB 804 per tonne in 2014, representing a slight increase of 0.5% over 2013. This was primarily due to the effectiveness of our cost control.

In 2014, the operating income of this segment was RMB 47.1 billion, representing a decrease of 14.1% over 2013, which was primarily due to the decrease in crude oil price.

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

In 2013, the operating expenses of this segment were RMB 187.3 billion, representing an increase of 0.1% over 2012. This was mainly due to:

•	The expenses of rent for land and community service expenses increased by RMB 4.0 billion over 2012;

•	The expense of depreciation, depletion and amortization increased by RMB 4.8 billion over 2012;

•	The exploration expenses decreased by RMB 3.0 billion over 2012, reflecting our enhanced exploration activities which improve the exploration efficiency; and

•	The special oil income levy, resource tax and other taxes decreased by RMB 4.4 billion.

The lifting cost for oil and gas was RMB 800 per tonne in 2013, representing an increase of 1.8% over 2012. This was primarily due to the increases in the price of fuels, power and labor expense.

In 2013, the operating income of this segment was RMB 54.8 billion, representing a decrease of 21.8% over 2012, which was primarily due to the decrease in crude oil price.

Refining Segment

Business activities of the refining segment consist of purchasing crude oil from third parties and from our exploration and production segment, processing crude oil into refined petroleum products, selling gasoline, diesel and kerosene to the marketing and distribution segment, selling a portion of chemical feedstock to our chemicals segment, and selling other refined petroleum products to the domestic and overseas customers.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

In 2014, the operating revenues of this segment were RMB 1,273.1 billion, representing a decrease of 2.9% over 2013. This was mainly attributable to the price decline of refined petroleum products.

The table below sets forth sales volume and average realized prices by product for 2014 and 2013, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from2013 to 2014	Average realized prices		Change from 2013 to 2014
	2014	2013		2014	2013
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	47,786	42,759	11.8	7,784	7,879	(1.2)
Diesel	67,945	72,402	(6.2)	6,288	6,571	(4.3)
Kerosene	12,410	11,944	3.9	5,705	6,116	(6.7)
Chemical feedstock	37,690	36,353	3.7	5,333	5,722	(6.8)
Other refined petroleum products	49,901	51,207	(2.6)	3,943	4,136	(4.7)

In 2014, our sales revenues of gasoline were RMB 372.0 billion, representing an increase of 10.4% over 2013; the sales revenues of diesel were RMB 427.2 billion, representing a decrease of 10.2% over 2013; the sales revenues of kerosene were RMB 70.8 billion, representing a decrease of 3.1% over 2013; the sales revenues of chemical feedstock were RMB 201.0 billion, representing a decrease of 3.4% over 2013; and the sales revenues of other refined petroleum products were RMB 196.8 billion, representing a decrease of 7.1% over 2013.

The segment’s operating expenses were RMB 1,275.0 billion in 2014, representing a decrease of 2.1% over 2013, which is mainly attributable to the decline in procurement cost of crude oil.

In 2014, the average unit cost of refining feedstock processed was RMB 4,695 per tonne, representing a decrease of 3.3% over 2013. Refining throughput were 223.88 million tonnes (excluding the volume processed for third parties), representing an increase of 0.3% over 2013. In 2014, the total costs of refining feedstock processed were RMB 1,051.2 billion, representing a decrease of 3.0% over 2013.

The refining margin was RMB 213.0 per tonne in 2014, representing a decrease of RMB 48.1 per tonne over 2013. This was mainly attributable to continuous decline in international crude oil price, and the relatively long period from procurement of raw materials to sales of products which reduced the spread between raw materials and products.

In 2014, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the refinery throughput) was RMB 165.9 per tonne, representing a decrease of 1.5% over 2013. This was mainly due to enhancement of internal management and reduction of various expenses.

The segment’s operating loss was RMB 2.0 billion in 2014, comparing to an operating income of RMB 8.6 billion in 2013.

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

	Sales volume		Change from 2012 to 2013	Average realized prices		Change from 2012 to 2013
	2013	2012		2013	2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	42,759	38,473	11.1	7,879	7,957	(1.0)
Diesel	72,402	72,883	(0.7)	6,571	6,682	(1.7)
Kerosene	11,944	10,262	16.4	6,116	6,379	(4.1)
Chemical feedstock	36,353	34,431	5.6	5,722	5,983	(4.4)
Other refined petroleum products	51,207	46,932	9.1	4,136	4,267	(3.1)

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

The refining margin was RMB 261.1 per tonne in 2013, representing an increase of RMB 104.6 per tonne over 2012. This was mainly attributable to the improvement of China’s pricing mechanism for oil products and the implementation of the policy which allows raising price of refined oil product with higher quality.

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

The segment’s operating income was RMB 8.6 billion in 2013, comparing to an operating loss of RMB 11.4 billion in 2012.

Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from our refining segment and third parties, making wholesale and direct sales to domestic customers, and retail of the refined oil products through the segment’s retail distribution network, as well as providing related services.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

In 2014, the operating revenues of this segment were RMB 1,476.6 billion, representing a decrease of 1.7% compared with 2013.

In 2014, the sales revenues of gasoline, diesel and kerosene were RMB 535.2 billion, RMB 686.4 billion and RMB 124.7 billion, representing an increase of 5.8%, a decrease of 3.1% and an increase of 0.8%, respectively, over 2013.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2014 and 2013 in different forms of sales channels.

	Sales Volume		Change from 2013 to 2014	Average Realized Prices		Change from 2013 to 2014
	2014	2013		2014	2013
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	64,190	59,523	7.8	8,338	8,498	(1.9)
Retail sale	53,003	49,733	6.6	8,585	8,690	(1.2)
Wholesale and distribution	11,187	9,791	14.3	7,166	7,524	(4.8)
Diesel	103,255	100,477	2.8	6,648	7,049	(5.7)
Retail sale	55,934	58,148	(3.8)	7,029	7,325	(4.0)
Wholesale and distribution	47,322	42,328	11.8	6,196	6,671	(7.1)
Kerosene	21,845	20,232	8.0	5,710	6,116	(6.6)
Fuel oil	25,537	33,100	(22.8)	4,016	4,333	(7.3)

The operating expenses of the segment in 2014 was RMB 1,447.2 billion, representing a decrease of RMB 20.1 billion or 1.4%, over 2013, which was mainly attributable to the decrease of purchase costs as a result of price decline of oil products.

In 2014, the segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB 192.8 per tonne, representing a decrease of 1.7%.

The operating income of the segment in 2014 was RMB 29.4 billion, representing a decrease of 16.2% over 2013, mainly attributable to 11 consecutive price cuts of domestic refined oil products in the second half of 2014, which consumed the high-cost inventory.

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

	Sales Volume		Change from2012 to 2013	Average Realized Prices		Change from 2012 to 2013
	2013	2012		2013	2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	59,523	53,535	11.2	8,498	8,614	(1.4)
Retail sale	49,733	45,477	9.4	8,690	8,744	(0.6)
Wholesale and distribution	9,791	8,058	21.5	7,524	7,881	(4.5)
Diesel	100,477	100,790	(0.3)	7,049	7,213	(2.3)
Retail sale	58,148	57,382	1.3	7,325	7,454	(1.7)
Wholesale and distribution	42,328	43,408	(2.5)	6,671	6,895	(3.2)
Kerosene	20,232	18,741	8.0	6,116	6,416	(4.7)
Fuel oil	33,100	29,690	11.5	4,333	4,622	(6.3)

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

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The operating revenues of the chemicals segment in 2014 were RMB 427.5 billion, representing a decrease of 2.3% over 2013, which was mainly attributable to the decrease in prices of chemical products.

The sales revenues of our six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomers and polymers for synthetic fiber, synthetic fiber, synthetic rubber and chemical fertilizer) of this segment in 2014 were approximately RMB 405.4 billion, representing a decrease of 2.6% compared with 2013, accounting for 94.8% of the operating revenues of this segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2013 to 2014.

	Sales Volume		Change from 2013 to 2014	Average Realized Prices		Change from 2013 to 2014
	2014	2013		2014	2013
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	35,788	32,971	8.5	6,118	6,764	(9.6)
Synthetic fiber monomers and polymers	6,496	6,883	(5.6)	7,220	8,161	(11.5)
Synthetic resins	11,603	10,700	8.4	9,679	9,631	0.5
Synthetic fiber	1,430	1,488	(3.9)	9,436	10,356	(8.9)
Synthetic rubber	1,207	1,349	(10.5)	10,549	12,203	(13.6)
Chemical fertilizer	598	1,129	(47.0)	1,686	1,698	(0.7)

The operating expenses of this segment in 2014 were RMB 429.7 billion, representing a decrease of 1.6% over 2013. This was mainly attributable to the decline in chemical feedstock prices which resulted in the decrease in raw material costs by RMB 12.1 billion or 3.3% over 2013.

In 2014, the operating loss of this segment was RMB 2.2 billion, compared with an operating profit of RMB 0.9 billion in 2013.

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

	Sales Volume		Change from 2012 to 2013	Average Realized Prices		Change from 2012 to 2013
	2013	2012		2013	2012
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	32,971	29,873	10.4	6,764	6,667	1.5
Synthetic fiber monomers and polymers	6,883	6,972	(1.3)	8,161	8,231	(0.9)
Synthetic resins	10,700	10,507	1.8	9,631	9,182	4.9
Synthetic fiber	1,488	1,458	2.1	10,356	10,790	(4.0)
Synthetic rubber	1,349	1,289	4.7	12,203	17,553	(30.5)
Chemical fertilizer	1,129	1,232	(8.4)	1,698	2,044	(16.9)

The operating expenses of this segment in 2013 were RMB 436.7 billion, representing an increase of 6.3% over 2012. This was mainly attributable to the increase in trade volume and the increase in raw material costs by RMB 25.1 billion or 7.4% over 2012.

In 2013, the operating income of this segment was RMB 0.9 billion, representing a decrease of RMB 0.3 billion or 26.3% against 2012, which was mainly because of significant drop of product prices (other than price for basic chemical products and synthetic resin) compared with 2012.

Corporate and Others

The business activities of corporate and others mainly consist of the import and export business activities of our subsidiaries, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

In 2014, the operating revenue generated from corporate and others was RMB 1,310.2 billion, representing decrease of 3.6% over 2013, which was mainly attributable to the decrease in trading price of crude oil and refined oil products caused by the price cut of international crude oil. This includes operating revenue of RMB 1,306.1 billion from trading companies.

In 2014, the operating expenses of this segment was RMB 1,311.3 billion, representing a decrease of 3.8% over 2013. This includes the operating expense of RMB 1,304.3 billion from trading companies.

In 2014, the operating loss of this segment was RMB 1.1 billion. This includes operating profit of RMB 1.8 billion from trading companies.

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

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
Statement of cash flow data	2014	2013	2012
	(RMB in millions)
Net cash generated from operating activities	148,347	151,893	142,380
Net cash used in investing activities	(132,633)	(178,740)	(162,197)
Net cash used/generated from financing activities	(21,421)	31,519	5,628
Net decrease/increase in cash and cash equivalents	(5,707)	4,672	(14,189)

The net cash generated from our operating activities in 2014 was RMB 148.3 billion, representing decrease of RMB 3.6 billion over 2013, which was mainly due to the decrease in profit before taxation and improvement on working capital.

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

The net cash used in our investing activities in 2014 was RMB 132.6 billion, representing a decrease of RMB 46.1 billion over 2013, which was mainly due to our control on investment activities, of which capital expenditure and exploration expenses decreased by RMB 30.6 billion and oversea acquisitions and investments in associates and joint ventures decreased by RMB 17.1 billion, compared with 2013.

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

The net cash outflow from our financing activities in 2014 was RMB 21.4 billion, representing a decrease of RMB 52.9 billion over 2013. This reflected: (i) proceeds from issuing shares decreased by RMB 19.4 billion; (ii) contributions to subsidiaries from non-controlling shareholders decreased by RMB 8.6 billion and (iii) interest bearing debt financing decreased by RMB 23.5 billion.

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

The net cash inflow from our financing activities in 2012 was RMB 5.6 billion, representing an increase of RMB 8.1 billion comparing to a net cash outflow of RMB 2.5 billion in 2011. This reflected: (i) an increase of cash inflow of RMB 16.2 billion from RMB 41.8 billion of corporate bonds issued and bank loans borrowed in 2012; and (ii) an increase in cash outflow of RMB 8.1 billion as a result of dividend and interest payments of RMB 36.2 billion in 2012. In respect of our cash flows, we maintained ongoing and steady growth of operating cash flow throughout 2014 by seizing the favorable opportunities of stable international economic conditions and sound development of domestic economy to continually and consistently expand our operations.  We also further improved our centralized funds management, strictly controlled the size of amount of monetary funds and interest-bearing debts, reduced the level of idle funds and accelerated capital turnover, which contributed to the increase of our efficiency as a whole.

In respect of our debts and borrowings, we increased our debts to RMB 329.1 billion at the end of 2014 from RMB 309.5 billion from the beginning of 2014.  Our short-term debts increased by RMB 14.3 billion from the beginning of 2014, and the proportion of short term debts in our total debts increased to 54.1% from 53.0% at the beginning of 2014.  Our long-term debts increased by RMB 5.3 billion from the beginning of 2014, reflecting the increase of debt financing of our company and subsidiaries, and the proportion of long term debts in our total debts decreased to 45.9% from 47.0% at the beginning of 2014.  Our short-term debts primarily consist of revolving loans borrowed according to our business plan and operation needs, and overdrawing agreements entered into on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2014.

	As of December 31, 2014
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
		(RMB in millions)
Contractual obligations(1)
Short-term debt	179,437	179,437	-	-	-
Long-term debt	173,957	4,590	54,905	32,662	81,800
Total contractual obligations	353,394	184,027	54,905	32,662	81,800

Other commercial commitments
Operating lease commitments	363,974	13,909	26,593	26,047	297,425
Capital commitments	241,181	138,795	102,386	-	-
Exploration and production licenses	1,356	312	192	41	811
Guarantees(2)	5,720	5,720	-	-	-
Total commercial commitments	612,231	158,736	129,171	26,088	298,236

_________
(1)	Contractual obligations include the contractual obligations relating to interest payments.
(2)
Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2014, we have not entered into any off-balance sheet arrangements other than guarantees given to banks in respect of banking facilities granted to certain parties. As of December 31, 2014, the maximum amount of potential future payments under the guarantees was RMB 5.72 billion.  See Note 30 to the consolidated financial statements for further information of the guarantees.

(3)
In addition to these amounts, we have certain obligations that are not contractually fixed as to timing and amount, including obligations associated with decommissioning and restoration. See Note 27 to our consolidated financial statements for further information of the obligations.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2012, 2013 and 2014 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2012		2013		2014		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	79.07	46.80%	105.31	56.88%	80.20	51.86%	264.58	52.01%
Refining	32.16	19.03%	26.06	14.08%	27.96	18.08%	86.18	16.94%
Marketing and distribution	31.72	18.77%	29.49	15.93%	26.99	17.45%	88.20	17.33%
Chemicals	23.62	13.98%	19.19	10.37%	15.85	10.25%	58.66	11.53%
Corporate and others	2.40	1.42%	5.08	2.74%	3.65	2.36%	11.13	2.19%
Capital Expenditure	168.97	100.00%	185.13	100.00%	154.64	100.00%	508.74	100.00%

In 2014, our capital expenditure amounted to RMB 154.64 billion, among which:

•
Exploration and production. RMB 80.20 billion was used in exploration and production segment to support the development of Jiyang Depression, Sichuan Basin, Tahe oilfield and Ordos Basin, construction of LNG and long-distance oil and gas pipelines in Shandong and Guangxi and the oversea projects. The production capacity of newly-built crude oil was 4.36 million tonnes per annum, and the production capacity of newly-built natural gas was 5.9 billion cubic meters per annum.

•
Refining. RMB 27.96 billion was used in our refining segment for completion of revamping and oil product quality upgrading projects in Shijiazhuang, Yangtze, Tahe and Jiujiang, as well as our  acquisition of 37.5% interest in YASREF through acquiring COOP from Sinopec Group Company.  We added a refining capacity of 9.5 million tonnes per year in 2014.

•	Marketing and distribution. RMB 26.99 billion was used in this segment to build and renovate service stations and to construct oil product pipelines and depots. We added 556 service stations in 2014.

•
Chemicals. RMB 15.85 billion was spent in this segment for construction of the coal chemical plant at Sinopec Great Wall Energy and Chemical Industry (Ningxia) Company Ltd. and the Qilu acrylonitrile project. We added a processing capacity of 190,000 tonnes per year for ethylene and 600,000 tonnes per year for synthetic resin in 2014.

•	Corporate and others. RMB 3.65 billion was used for research and development and construction of information systems.

In 2015, we will continue to focus on improving growth quality and efficiency, implement strict investment management procedures in arranging investments and organizing construction project. The total planned capital expenditure in 2015 amounts to RMB 135.9 billion, including:

•
Exploration and production. The planned capital expenditure in 2015 for this segment is approximately RMB 68.2 billion. We expect to focus on the exploration and production of Fuling shale gas project. We also expect to support our construction of production capacity for our key crude oil and natural gas projects in Shengli, Sichuan Basin, Tahe, Junggar Basin and Ordos Basin as well as overseas projects, and the construction of LNG and natural gas pipelines in Guangxi and Tianjin.

•	Refining. The planned capital expenditure in 2015 for this segment is RMB 24.0 billion. We expect to focus on oil product quality upgrade projects and renovation projects including Qilu and Jiujiang.

•
Marketing and distribution. The planned capital expenditure in 2015 for this segment is RMB 22.6 billion. We expect to focus on the construction and renovation of services stations, further construction of oil product pipelines, optimization of layout of oil houses, development of ancillary projects for non-oil businesses and improvement of our storage and transportation facilities.

•
Chemicals. The planned capital expenditure in 2015 for this segment is RMB 15.1 billion. We expect to focus on construction of Jinling propylene oxide and LPG utilization project and the phase II of Hainan PX project.

•	Corporate and others. The planned capital expenditure in 2015 for this segment is RMB 6.0 billion. We expect to focus on scientific research equipment and construction of information systems.

Research and Development

Our expenditures for the research and development were RMB 5.84 billion in 2012, RMB 6.34 billion in 2013, and RMB 5.62 billion in 2014.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index in the PRC increased by 2.0% in 2014, compared with an increase of 2.6% in 2013 and an increase of 2.6% in 2012. According to China’s official analysis, the inflation in the PRC during 2014 was due to the increase in prices of food and fix assets investment. Inflation has not had a significant impact on our results of operations in 2014.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2015.

Name	Age	Positions with Sinopec Corp.
Fu Chengyu	63	Chairman
Wang Tianpu	52	Vice Chairman
Zhang Yaocang	61	Vice Chairman
Li Chunguang	59	Director, President
Zhang Jianhua	50	Director, Senior Vice President
Wang Zhigang	57	Director, Senior Vice President
Cao Yaofeng	61	Director
Dai Houliang	51	Director, Senior Vice President
Liu Yun	58	Director
Chen Xiaojin	70	Independent Non-executive Director
Ma Weihua	66	Independent Non-executive Director
Jiang Xiaoming	61	Independent Non-executive Director
Andrew Y. Yan	57	Independent Non-executive Director
Bao Guoming	63	Independent Non-executive Director
Cai Xiyou(1)	53	Director, Senior Vice President
(1)	In October 2014, Mr. Cai Xiyou tendered his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to work-related arrangement.

Fu Chengyu, aged 63, Chairman of the Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (“CPC”) Leading Group of Sinopec Group Company. Mr. Fu is a professor level senior engineer and obtained a master’s degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (“CNOOC”) and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and Chief Executive Officer of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and Chief Executive Officer of China National Offshore Oil Co., Ltd; in September 2010, Mr. Fu resigned the post of Chief Executive Officer of China National Offshore Oil Co., Ltd and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of Sinopec Group Company; in May 2011, he was appointed as Chairman of the Board of Directors of Sinopec Corp.

Wang Tianpu, aged 52, Vice Chairman of the Board of Directors of Sinopec Corp., Director and President of Sinopec Group Company. Mr. Wang is a professor level senior engineer with a PhD degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, Sinopec Group Company; in February 2000, he was appointed as Vice President of Sinopec Qilu Company; in September 2000, he was appointed as President of Sinopec Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of the Board of Directors and President of Sinopec Corp.; in August 2011, he was elected as Director and President of Sinopec Group Company; in May 2013, he was elected as Vice Chairman of the Board of Sinopec Corp.

Zhang Yaocang, aged 61, Vice Chairman of the Board of Directors of Sinopec Corp. Mr. Zhang is a professor level senior engineer with a graduate degree from graduate school. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (“MGMR”); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co., Ltd.; in April 2000, he was appointed as Assistant to President of Sinopec Group Company and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co., Ltd.; in July 2001, he was appointed as Vice President of Sinopec Group Company; in December 2003, he was appointed concurrently as Chairman of Sinopec International Petroleum Service Corporation; in January 2007, he was appointed concurrently as Chairman of Sinopec International Petroleum Exploration and Production Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Li Chunguang, aged 59, Director and President of Sinopec Corp. and Vice President of Sinopec Group Company. Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Marketing Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of the Board of Directors and President of Sinopec Marketing Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Group Company; in May 2009, he was elected as Director of Sinopec Corp.; in May 2013, he was elected as Director and President of Sinopec Corp.

Zhang Jianhua, aged 50, Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of Sinopec Group Company; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd; in October 2014, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co., Ltd.; and in May 2006, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang, aged 57, Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Exploration and Production Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of the Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Cao Yaofeng, aged 61, Director of Sinopec Corp. Mr. Cao is a professor level senior engineer with a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration; in May 2000, he served as concurrently as Vice Chairman of the Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director General of Shengli Petroleum Administration of Sinopec Group Company and Chairman of the Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of Sinopec Group Company; in June 2012, he was appointed concurrently as Chairman of Sinopec Oilfield Service Corporation; in 2013, he was appointed as academician of Chinese Academy of Engineering; and in May 2009, he was elected as Director of Sinopec Corp.

Dai Houliang, aged 51, Director and Senior Vice President of Sinopec Corp. Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of the Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of the Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of the Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of the Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy Chief Financial Officer of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Director, Senior Vice President and Chief Financial Officer of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun, aged 58, Director of Sinopec Corp., Chief Accountant of Sinopec Group Company. Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy Chief Financial Officer of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of Sinopec Group Company; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2009, he was elected as Director of Sinopec Corp.

Chen Xiaojin, aged 70, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) with a university diploma. In December 1982, he was appointed as President of Tianjin Shipbuilding Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of the Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 66, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist with a PhD degree. Mr. Ma is the Chairman of the Board of Directors of Wing Lung Bank Ltd., Independent Non-executive Director of Winox Holdings Ltd., Independent Director of the Guotai Junan Securities Co., Ltd. (GTJA), Independent Director of China Eastern Airlines Corporation Limited, Independent Director of China Resource Land Limited,

Independent Director of Huabao Investment Co., Ltd., and Independent Director of China World Trade Co., Ltd. In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Committee of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Jiang Xiaoming, aged 61, Independent Non-executive Director of Sinopec Corp. Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co., Ltd., Independent Director of COSCO International and SPG Land (Holdings) Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and Independent Director of China Oilfield Services Co., Ltd. From May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan, aged 57, Independent Non-executive Director of Sinopec Corp. Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group, the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co, Ltd.; and the Director of ATA Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director (Emerging Markets Partnership) and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Bao Guoming, aged 63, Independent Non-executive Director of Sinopec Corp. Ms. Bao is a Professor,, an international registered internal auditor and Certified Public Accountant of China with a master degree. Since December of 1992, she acted as associate professor of Accounting Department of International Business School of Nankai University, and since December of 1995, as Professor of Accounting Department of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Department of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association. From May 2012 to the present, she has acted as Independent Non-executive Director of Sinopec Corp. Ms. Bao is an expert who enjoys the State Council Special Allowance.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2015.

Name	Age	Position with the Company
Xu Bin	58	Chairman of the Board of Supervisors
Geng Limin	60	Supervisor
Li Xinjian	61	Supervisor
Zou Huiping	54	Supervisor
Kang Mingde	64	Independent Supervisor
Zhou Shiliang	57	Employee Representative Supervisor
Chen Mingzheng	57	Employee Representative Supervisor
Jiang Zhenying	50	Employee Representative Supervisor
Yu Renming	51	Employee Representative Supervisor

Xu Bin, aged 58, Chairman of the Board of Supervisors of Sinopec Corp. Mr. Xu is a professor level senior administration engineer with a university diploma. Since June 1999, he acted as Deputy Director of the 6th Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; since April 2000, as Deputy Director of the 3rd Discipline Inspection and Monitoring Office of CCDI of CPC; since November 2004, as the Bureau Level Inspector, Supervisory Attaché and Deputy Director of the 3rd Discipline Inspection and Monitoring Office of the Central Commission for Discipline Inspection of CPC; since November 2006, as the Director of the Petition Letters and Visits Office of Central Commission for Discipline Inspection of CPC; since May 2011, as the Member of the CPC Leading Group of Sinopec Group Company and the Team Leader of the Discipline Inspection Group for CPC Leading Group of Sinopec Group Company; and since October 2011, as the Director of Sinopec Group Company. And since May 2012, he has acted as the Chairman of the Board of Supervisors of Sinopec Corp.

Geng Limin, aged 60, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp. Mr. Geng is a professor level senior administration engineer with a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of Sinopec Group Company; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Labour Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of Sinopec Group Company and Director General of Supervision Bureau of Sinopec Group Company; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian, aged 61, Supervisor of Sinopec Corp. Mr. Li is a senior administration engineer with a university diploma. In February 2001, he was appointed as Director of General Office and Assistant Inspector of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in June 2004, he was appointed as Deputy Secretary of Central Office of CPC Central Committee and Director of General Office of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in January 2006, he was appointed concurrently as Deputy Director General of HR Department of the Central Office of the CPC Central Committee; and in March 2008, he was appointed as Deputy Director General of the General Office of Sinopec Group Company and Deputy Director General of President Office of Sinopec Corp. (Director General Level). In May 2012, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 54, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of Sinopec Group Company; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of Sinopec Group Company; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Kang Mingde, aged 64, Independent Supervisor of Sinopec Corp., Mr. Kang obtained a college diploma. Since January 1992, he worked in the 6th Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision, and was appointed as officer (deputy director level) Deputy Director, director, Inspector (Deputy Director General level), and Supervision Commissioner; since January 2005, he was appointed as the Discipline Inspector (Deputy Director General level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision; between November 2010 and July 2011, he was appointed as the Discipline Inspector (Director level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Commission for Discipline Inspection and Ministry of Supervision; and in May 2012, he was elected as Supervisor of Sinopec Corp.

Zhou Shiliang, aged 57, Employees’ Representative Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior engineer with a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Production Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of HR Department of Sinopec Corp.; since June 2012, he has acted as the Secretary of CPC Committee and Supervisory Committee, Chairman of the Labour Union and Supervisory Board of Sinopec Oilfield Service Corporation; in September 2014, he was appointed as the Secretary of CPC Committee, Director and Vice President of Sinopec Oilfield Service Co., Ltd.; and in May 2009, he was elected as Employees’ Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 57, Employees’ Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer with a graduate degree from graduate school. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co., Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Group Company; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under Sinopec Group Company; in March 2008, he was appointed as Secretary of CPC Committee of Sinopec Northwest Bureau and Vice President of Sinopec Northwest Oilfield Company; in March 2014, he was appointed concurrently as Chairman of the Board of Supervisors of Xinjiang Energy Chemical Industry Co., Ltd.; in September 2014, he was appointed as President, Vice Secretary of CPC Committee of Sinopec Northwest Bureau and President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employees’ Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 50, Employees’ Representative Supervisor of Sinopec Corp., General Director, Executive Director and Deputy Secretary of CPC Committee of Sinopec Procurement Management Department, and President of China Petrochemical International Co., Ltd. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of the Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General, Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department, President of China Petrochemical International Co., Ltd.; in April 2010, he was appointed as the Director General, Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department and President of China Petrochemical International Co., Ltd. ; in November 2014, he was appointed as Director General of Security Management Department of Sinopec Corp.;and in December 2010, he was elected as the Employees’ Representative Supervisor of Sinopec Corp.

Yu Renming, aged 51, Employees’ Representative Supervisor of Sinopec Corp., Director General of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer with a university degree. In June 2000, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Director and Vice President of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; in May 2014, he was elected as Director General of the Production Dispatch Center of Sinopec Corp.; and in December 2010, he was elected as Employees’ Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Zhang Haichao	57	Vice President
Jiao Fangzheng	52	Vice President
Wang Xinhua	59	Chief Financial Officer
Lei Dianwu	52	Vice President
Ling Yiqun	52	Vice President
Jiang Zhenghong	53	Vice President
Chang Zhenyong(1)	56	Vice President
Huang Wensheng(1)	48	Secretary of the Board of Directors/Vice President
Wang Yongjian(2)	54	Vice President

(1) In May 2014, Mr. Chang Zhenyong and Mr. Huang Wensheng were appointed Vice Presidents of Sinopec Corp.
(2) In August 2014, Mr. Wang Yongjian tendered his resignation as Vice President of the Sinopec Corp. due to work-related reasons.

Zhang Haichao, aged 57, Vice President of Sinopec Corp, Chairman of the Board of Directors and President of Sinopec Marketing Co., Ltd., Vice President of Sinopec Group Company. Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of the Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of the Board of Directors, and Vice President of Sinopec Marketing Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of the Board of Directors, and President of Sinopec Marketing Co., Ltd.; in June 2006, he served as Chairman of the Board of Directors, and President of Sinopec Marketing Co., Ltd.; and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 52, Vice President of Sinopec Corp., Vice President of Sinopec Group Company, Director General of Sinopec Exploration and Production Department. Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of Sinopec Group Company; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Vice President of Sinopec Group Company; in September 2014, he was elected concurrently as Chairman of the Board of Directors of Sinopec Oilfield Service Co., Ltd. and Vice Chairman of the Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; in February 2015, he was elected as Chairman of the Board of Directors of Sinopec Yizheng Chemical Fiber Company (YCF) and in October 2006, he was appointed as Vice President of Sinopec Corp.

Wang Xinhua, aged 59, Chief Financial Officer of Sinopec Corp. Mr. Wang is a professor level senior accountant with a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of Sinopec Group Company; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of Sinopec Group Company; in October 2004, he was appointed as Director General of Finance & Planning Department of Sinopec Group Company; in May 2008, he was appointed as Director General of Finance Department of Sinopec Group Company; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as Chief Financial Officer of Sinopec Corp.

Lei Dianwu, aged 52, Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of Sinopec Group Company; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of Sinopec Group Company; in August 2013, he was appointed as the Chief Economist of Sinopec Group Company; and in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 52, Vice President of Sinopec Corp. and President of Sinopec Qilu Company. Mr. Ling is a professor level senior engineer with a master degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in July 2010, he was appointed as Vice President of Sinopec Corp.

Jiang Zhenghong, aged 53, Vice President of Sinopec Corp., Director General of Department of Corporate Reform of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In September 2000, he became Vice President of Shanghai Gaoqiao Petrochemical Co., Ltd. and Sinopec Shanghai Gaoqiao Company; in September 2001, he was appointed as President of Shanghai Gaoqiao Petrochemical Co., Ltd.; from April 2006, he was appointed as Secretary of CPC Committee and Vice President of Sinopec Zhenhai Refining & Chemical Company; from September 2006, he was appointed as Secretary of CPC Committee and Vice President of Zhenhai subsidiary of Sinopec Group Company; in March 2008, he was promoted to President and Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; from July 2010, he was appointed as President and Deputy Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; Since August 2013, he was appointed as the Director General of Sinopec Corporate Reform Department; since September 2013, he was appointed as Vice President of Sinopec Corp.

Chang Zhenyong, aged 56, Vice President of Sinopec Corp., Director General of Chemical Department of Sinopec Corp., Executive Director and President of Sinopec Chemical Products Sales Co., Ltd. Mr. Chang is a professor level senior engineer with a master’s degree. In September 1997, he was appointed as Vice President of Tianjin Petrochemical Company, Vice President and President of Sinopec Tianjin Company; from February 2004 to November 2005, he was appointed temporally as Member, Standing Committee of CPC Committee and deputy mayor of Beihai, Guangxi; in November 2005, he was appointed as Director General of Production and Operation Management Department of Sinopec Corp.; in December 2007, he was appointed President and Deputy Secretary of CPC Committee of Qilu Petrochemical Company and President of Sinopec Qilu Company; from April 2010 to December 2010, he was appointed as Employee-Representative Supervisor of Sinopec Corp.; in July 2010, he was appointed as Deputy Chief Engineer and concurrently as Director General of Chemicals Department of Sinopec Corp.; in August 2012, he was appointed concurrently as Director of Sinopec Xinjiang Energy Chemical Industry Co., Ltd., Vice Chairman of the Board of Directors of Sinopec Great Wall Energy & Chemical Co., Ltd. and Vice Chairman of the Board of Directors of Zhongtian Hechuang Energy Co., Ltd.; in November 2014, he was appointed as Executive Director and President of Sinopec Chemical Products Sales Co., Ltd. and concurrently as Chairman of the Board of Directors of Sinopec Chemical Products Sales (Hong Kong) Co., Ltd.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 48, Vice President of Sinopec Corp., Secretary to the Board of Directors and Director General of the Board Secretariat of Sinopec Corp. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

B.	COMPENSATION

Salaries of Directors, Supervisors and Members of the Senior Management

Our directors and supervisors who hold working posts with us and other senior management members receive their remuneration in the form of basic salary and performance rewards.

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who received compensation from us in 2014.

Name	Position with the Company	Remuneration paid by the Company in 2014
		(RMB in thousands)
Directors
Fu Chengyu	Chairman	−
Wang Tianpu	Vice Chairman	−
Zhang Yaocang	Vice Chairman	−
Li Chunguang	Director, President	972.9
Zhang Jianhua	Director, Senior Vice President	974.9
Wang Zhigang	Director, Senior Vice President	974.9
Cai Xiyou(1)	Director, Senior Vice President	867.0
Cao Yaofeng	Director	−
Dai Houliang	Director, Senior Vice President	969.1
Liu Yun	Director	−
Chen Xiaojin	Independent Non-executive Director	300.0
Ma Weihua	Independent Non-executive Director	300.0
Jiang Xiaoming	Independent Non-executive Director	300.0
Andrew Y. Yan	Independent Non-executive Director	300.0
Bao Guoming	Independent Non-executive Director	300.0

Supervisors
Xu Bin	Chairman of the Board of Supervisors	−
Geng Limin	Supervisor	−
Li Xinjian	Supervisor	−
Zou Huiping	Supervisor	552.7
Kang Mingde	Independent Supervisor	−
Zhou Shiliang	Employee Representative Supervisor	−
Chen Mingzheng	Employee Representative Supervisor	559.0
Jiang Zhenying	Employee Representative Supervisor	539.5
Yu Renming	Employee Representative Supervisor	598.2

Other Executive officers
Zhang Haichao	Vice President	685.1
Jiao Fangzheng	Vice President	685.1
Wang Xinhua	Chief Financial Officer	640.8
Lei Dianwu	Vice President	633.8
Ling Yiqun	Vice President	633.8
Jiang Zhenghong	Vice President	645.0
Chang Zhenyong(2)	Vice President	295.0(3)
Huang Wensheng(2)	Secretary of the Board of Directors/Vice President	560.5
____________________

(1)	In October 2014, Mr. Cai Xiyou tendered his resignation as Director, member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp. due to new working arrangement.
(2)	In May 2014, Mr. Chang Zhenyong and Mr. Huang Wensheng were appointed as Vice Presidents.
(3)	Remuneration for Mr. Chang Zhenyong reflected the amount he received after being appointed as Vice President.

C.	BOARD PRACTICE

We have fourteen directors. We have four special board committees, namely, the audit committee, the strategic committee, the remuneration and evaluation committee and social responsibility management committee. The majority of the members of the remuneration and evaluation committee and all members of the audit committee are independent directors.  In addition, there is at least one independent director who is a financial expert in the audit committee.

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

The members of our strategic committee are Fu Chengyu, Wang Tianpu, Li Chunguang, Ma Weihua, Zhang Jianhua, Wang Zhigang, Dai Houliang, Jiang Xiaoming and Andrew Y. Yan.

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

As of December 31, 2012, 2013 and 2014, we had approximately 376,201 and 368,953 and 358,571 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2014.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and production	144,103	40
Refining	78,725	22
Marketing and distribution	57,256	16
Chemicals	67,017	19
Corporate and others	11,470	3
Total	358,571	100

By Employee’s Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	178,875	50
Sales	49,670	14
Technical	53,066	15
Finance	9,628	2
Administration	2,868	1
Others	64,464	18
Total	358,571	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master’s degree and above	13,919	4
University	92,670	26
Junior college	79,615	22
Technical secondary school	27,399	8
Senior high school and technical school degree or below	144,968	40
Total	358,571	100

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

As of December 31, 2014, a total of 205,386 employees have retired and all of them were participants in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

E.	SHARE OWNERSHIP

As of December 31, 2014, except our vice president Ling Yiqun who holds 13,000 shares of our A shares, none of our directors, supervisors and executive officers beneficially own any of our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 3, 2015.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company	85,720,671,101(1)	70.8(1)

(1) Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of  Sinopec Group Company) under HKSCC Nominees Limited.

As of April 3, 2015, 1,121,891,500 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 3, 2015, 11,218,915 ADSs, representing 1,121,891,500 H shares, were held of record by Cede & Co. and 39 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

To avoid the adverse effects brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement whereby Sinopec Group Company has agreed to: refrain from operating new businesses which compete or could compete with us in any of our domestic or international markets; grant us an option to purchase Sinopec Group Company’s operations that compete or could compete with our businesses; operate its sales enterprises in a manner uniform to our sales and service operations; and appoint us as sales agent for certain of its products which compete or could compete with our products. To further avoid the competition with us, Sinopec Group Company granted us an undertaking, as amended, whereby Sinopec Group Company undertakes that: first, we shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products; second, Sinopec Group Company will dispose its minor remaining chemicals business by April 2019 in order to avoid the competition with us with regard to the chemicals business; and third, given that Sinopec Group Company engages in the same or similar businesses as us with regard to the exploration and production of overseas petroleum and natural gas, Sinopec Group Company further granted us a ten-year option under which (i) we are entitled, after thorough analysis from political, economic and other perspectives, to require Sinopec Group Company to sell its overseas oil and gas assets owned as of the date of the undertaking, to the extent remaining in its possession, to us; and (ii) in relation to the overseas oil and gas assets acquired by Sinopec Group Company after issuance of the undertaking, we are entitled, after thorough analysis from political, economic and other perspectives, to require Sinopec Group Company to sell its equity interests in these assets to us within ten years after the completion of such acquisition, provided that the aforementioned proposed acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements.

B.	RELATED PARTY TRANSACTIONS

Sinopec Group Company owned 70.8% of our outstanding equity as of April 3, 2015. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

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

In 2013, we acquired, through a joint venture, owned by Sinopec Group Company and us on an equal basis, from Sinopec Group Company (i) 50% interest in CIR, (ii) 49% interest in Taihu, and (iii) 50% interest in Mansarovar, for a cash consideration of $2.711 billion in the aggregate.

In September 2014, in connection with our plan to spin off Yizheng Chemical, we acquired all of Yizheng Chemical’s assets and liabilities. As consideration, our 40.25% equity interest in Yizheng Chemical was repurchased and cancelled by Yizheng Chemical. Subsequently, through a series of inter-group company restructuring steps, Yizheng Chemical was spun off from us in December 2014. In the same year, SOI and SCC, two of our wholly-owned subsidiaries, entered into acquisition agreements with two subsidiaries of Sinopec Group Company, pursuant to which SOI and SCC acquired 99% and 1% membership interests in COOP, respectively, from the two subsidiaries of Sinopec Group Company with an aggregate consideration of US$562 million. Upon completion of the acquisition, we indirectly held 100% interest in COOP, which holds 37.5% interest in YASREF.

For our related party transaction starting from January 1, 2014, please also see Note 31 of our consolidated financial statements included elsewhere in this annual report for a detailed discussion of our related party transactions.

The aggregate amount of related party transactions we incurred during 2014 was RMB 520.522 billion, of which, expenses amounted to RMB 215.211 billion (including RMB 195.735 billion of purchase of goods and services, RMB 6.753 billion of auxiliary and social services, RMB 11.302 billion of operating lease charges and RMB 1.421 billion of interest expenses), and revenues amounted to RMB 305.311 billion (including RMB 305.044 billion of sales of goods and services, RMB 0.135 billion of interest income and RMB 0.132 billion of agency commission receivable).

In 2014, we provided RMB 5.96 billion of loans to certain subsidiaries of Sinopec Group Company. In addition, we obtained loans with a net amount of RMB 53.69 billion from certain subsidiaries of Sinopec Group Company in 2014.

The amounts of the aforementioned continuing related party transactions with Sinopec Group Company did not exceed the upper limit as approved our by shareholders’ meetings and board meetings.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See consolidated financial statements included in this annual report following Item 19.

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

In accordance with the board resolution passed at the twenty-third meeting of our fifths board, our board has proposed to make a final cash dividend distribution for 2014 of RMB 0.11 (including tax) per ordinary share in addition to an interim cash dividend distribution of RMB 0.09 (including tax) per ordinary share earlier in 2014. Therefore, the full-year aggregate cash dividend for 2014 is RMB 0.20 (including tax) per ordinary share.  The proposal is subject to the shareholder’s approval at the annual general meeting.

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

		The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period		High	Low	High	Low	High	Low
April 2015 (as of April 2, 2015)		6.27	6.22	80.60	80.00	6.56	6.42
	Past 6 months	(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
2015	March	6.50	6.01	83.68	76.93	6.49	5.95
2015	February	6.53	6.07	83.80	78.41	6.32	5.68
2015	January	6.36	6.06	81.91	79.04	7.18	6.03
2014	December	6.59	5.93	85.60	76.12	6.56	5.41
2014	November	6.72	6.17	86.98	80.15	5.39	5.08
2014	October	6.80	6.51	87.79	84.26	5.30	5.02

	Quarterly Data
2015	First Quarter	6.53	6.01	83.80	76.93	7.18	5.68
2014	Fourth Quarter	6.80	5.93	87.79	76.12	6.56	5.02
	Third Quarter	8.18	6.80	105.28	87.30	5.74	4.89
	Second Quarter	7.49	6.64	97.43	86.45	5.44	4.49
	First Quarter	7.06	5.74	90.21	74.53	5.41	4.38
2013	Fourth Quarter	7.01	5.97	90.15	76.64	5.05	4.27
	Third Quarter	6.25	5.12	80.89	67.42	4.69	4.14
	Second Quarter	7.03	5.08	90.19	65.95	5.67	4.10
	First Quarter	7.26	6.62	94.36	85.00	5.94	5.20

	Annual Data
2014		8.18	5.74	105.28	74.53	6.56	4.38
2013		7.26	5.08	94.36	65.95	5.94	4.10
2012		9.63	6.43	124.95	82.69	7.86	5.80
2011		8.75	6.45	111.89	83.21	9.27	6.86
2010		7.94	5.75	102.69	73.80	13.90	7.77
___________
Source: Bloomberg

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Except for those actions discussed below which require supermajority votes (“special resolutions”), resolutions of the shareholders are passed by a simple majority of the voting shares held by shareholders who are present in person or by proxy. Special resolutions must be passed by or more than two-thirds of the voting rights represented held by shareholders who are present in person or by proxy.

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

All other actions taken by the shareholders, including the appointment and removal of our directors and supervisors and the declaration of cash dividend payments, will be decided by an ordinary resolution of the shareholders. The listing agreement between us and the Hong Kong Stock Exchange (the “Listing Agreement”) provided that we may not permit amendments to certain sections of the articles of association which have been mandated by the Hong Kong Stock Exchange. These sections include provisions relating to:

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

Currently, the primary sources of shareholder rights are our articles of association, as amended, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder, i.e., Sinopec Group Company. To facilitate the offering and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the State Council Securities Committee and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions for articles of association of Company Listing Overseas (the “Mandatory Provisions”). These Mandatory Provisions become entrenched in that, once they are incorporated into the articles of association of a PRC company, any amendment to those provisions will only become effective after approval by the SASAC. The Listing Rules require a number of additional provisions to the Mandatory Provisions to be included in the articles of association of PRC companies listing H shares on the Hong Kong Stock Exchange (the “Additional Provisions”). The Mandatory Provisions and the Additional Provisions have been incorporated into our articles of association.

In addition, upon the listing of and for so long as the H shares are listed on the Hong Kong Stock Exchange, we will be subject to those relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including the Listing Rules of the Hong Kong Stock Exchange, the Securities (Disclosure of Interests) Ordinance (the “SDI Ordinance”), the Securities (Insider Dealing) Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases (the “Hong Kong Takeovers and Repurchase Codes”).

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

In most states of the United States, shareholders may sue a corporation “derivatively”. A derivative suit involves the commencement by a shareholder of a corporate cause of action against persons (including corporate officers, directors or controlling shareholders) who have allegedly wronged the corporation, where the corporation itself has failed to enforce such claim against such persons directly. Such action is brought based upon a primary right of the corporation, but is asserted by a shareholder on behalf of the corporation. The PRC company law as amended in October 2005 and effective in January 2006 has also granted shareholders with the rights to bring such derivative suits.

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

On January 4, 2006, the PBOC authorized the China Foreign Exchange Trade System to publish the exchange rate of the Renminbi against the US dollar, the euro, the Japanese yen, and the HK dollar at 9:15 am of each business day, which would be the medium exchange rate of Renminbi for transactions on the interbank spot foreign exchange market (over-the-counter transactions and automatic price-matching transactions) as well as transactions over bank counters.

On June 19, 2010, the PRC government decided to further promote the Renminbi exchange rate formation mechanism, and enhance the flexibility of Renminbi exchange rate.  Any fluctuation of exchange rate of the Renminbi against US dollars and Hong Kong dollars may have an effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. We cannot assure you that the fluctuation of exchange rate of the Renminbi against US dollars or other foreign currencies would not have a material and adverse effect on our operation and financial condition in the future. Information relating to the exchange risk, exchange rate and hedging activities is presented in “Item 11. Qualitative and Quantitative Disclosures about Market risk — Foreign Exchange Rate Risk”.

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

Shanghai-Hong Kong Stock Connect

Pursuant to the “Notice for the tax policies in relation to the Pilot Program for Shanghai-Hong Kong Stock Connect” (Caishui [2014] No.81) (the “Notice No.81”), for PRC investors investing in our H Shares through Shanghai-Hong Kong Stock Connect, we shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. We will not withhold or pay the income tax of dividends for PRC corporate investors and such corporate investors shall be responsible for the relevant tax. For investors of the Hong Kong Stock Exchange (including corporates and individuals) investing in our A Shares through Shanghai-Hong Kong Stock Connect, we will withhold and pay income taxes at the rate of 10% on behalf of such investors. For investors who are tax residents of other countries which have entered into tax treaties with China stipulating a dividend tax rate of less than 10%, they may be entitled to a reduction or exemption of the withholding tax imposed on the payment of dividends.

Taxation of Capital Gains

In accordance with the new Enterprise Income Tax Law effective from January 1, 2008, and its implementation rules, capital gains realized by foreign enterprises which are non-resident enterprises in China upon the sale of overseas-listed shares are generally subject to a PRC withholding tax levied at a rate of 10%, unless exempted or reduced pursuant to an applicable double-taxation treaty or other exemptions. The capital gains realized by resident enterprises, including enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC, upon the sales of overseas-listed shares are subject to the PRC enterprise income tax. Pursuant to the Notice 81, Hong Kong market investors, both corporations and individuals, investing in our A-shares through Shanghai-Hong Kong Stock Connect are temporarily exempt from corporate income tax or individual income tax, as applicable, on capital gains derived from the transfer of A-shares starting from November 17, 2014.

PRC Stamp Tax Considerations

Under the Provisional Regulations of The People’s Republic of China Concerning Stamp Tax, which became effective in October 1988 and was amended in 2011, PRC stamp tax should not be imposed on the transfer of shares of H Shares or ADSs of PRC publicly traded companies.

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations relating to the ownership and disposition of our H shares or ADSs by a US Holder (as defined below) that holds our H shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as holders subject to special tax rules including: banks or other financial institutions, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), non-US Holders, holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock, holders that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders who acquired their H shares or ADSs pursuant to any employee share option or otherwise as compensation, or US Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.  In addition, this summary does not discuss any state, local, non-United States, alternative minimum tax , non-income tax (such as the U.S. federal estate and gift tax) or Medicare tax considerations.  US Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to their ownership or disposition of our  H shares or ADSs.

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

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of H shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership holding our H shares or ADSs should consult their tax advisors regarding the United States federal income tax considerations relating to the ownership or disposition of our H shares or ADSs.

For United States federal income tax purposes, it is generally expected that US Holders of ADSs will be treated as the beneficial owners of the underlying H shares represented by the ADSs.  The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of H shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.  For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets.  We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not believe that we were classified as a PFIC for the taxable year ending 2014 and we do not expect to be classified as a PFIC for the current taxable year ending 2015.  The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our H shares or ADSs (of which we cannot control).  Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

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

As an alternative to the foregoing rules, if a “mark-to-market” election is available and a US Holder validly makes such an election, such a holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income).  In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a US Holder may continue to be subject to the PFIC rules with respect to such US Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for US Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Each US Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing H shares or ADSs if we are or become treated as a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Certain US Holders are required to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution).  A US Holder who fails to timely furnish the required information may be subject to a penalty.  In addition, information reporting generally will apply to dividends on and proceeds from the sale or other disposition of our H shares or ADSs.  US Holders are advised to consult with their tax advisors regarding the application of the United States information reporting rules.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

This annual report contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed or incorporated by reference as an exhibit to this annual report, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contracts or documents.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Commodity Price Risk

We engage in oil and gas operations and are exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on us. We use derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December 31, 2013 and 2014, we had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. For further information about the fair values of these derivative financial instruments as of December 31, 2013 and 2014, see Note 35 to our consolidated financial statement.

As of December 31, 2014, it is estimated that a general increase/decrease of US$10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase our net income and retained earnings by approximately RMB 1,167 million, and increase/decrease our other reserves by approximately RMB 2,206 million. This sensitivity analysis has been determined assuming that the change of prices was applied to our derivative financial instruments at balance sheet date with exposure to commodity price risk.

Foreign Exchange Rate Risk

The Renminbi is not a freely convertible currency. With the authorization from the PRC government, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on July 21, 2005. On June 19, 2010, the PRC government decided to further promote the Renminbi exchange rate formation mechanism, and enhance the flexibility of Renminbi exchange rate. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2013 and 2014. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2013 and 2014. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

(RMB equivalent in millions, except interest rate)
	As of December 31, 2014
	Expected Maturity Date						Total carrying amount	Fair value
	2015	2016	2017	2018	2019	Thereafter
Assets
Cash and cash equivalent
In US Dollar	1,998	-	-	-	-	-	1,998	1,998
In HK Dollar	55	-	-	-	-	-	55	55
In Japanese Yen	7	-	-	-	-	-	7	7
In Euro	21	-	-	-	-	-	21	21
Others	65	-	-	-	-	-	65	65
Time deposits with financial institutions
In US Dollar	613	-	-	-	-	-	613	613
Liabilities
Debts in US Dollar
Fixed rate	7,394	4,625	37	6,107	23	10,932	29,118	28,992
Average interest rate	0.9%	1.3%	1.4%	2.1%	1.5%	3.5%
Variable rate	126,581	612	-	-	-	-	127,193	127,193
Average interest rate(1)	1.3%	1.8%	-	-	-	-
Debts in Japanese Yen
Fixed rate	54	54	54	54	54	175	445	492
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	5	-	-	-	-	-	5	5
Average interest rate	1.8%	-	-	-	-	-
Variable rate	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in Euro
Fixed rate	10	-	-	-	-	-	10	10
Average interest rate	3.0%	-	-	-	-	-
Variable rate	429	-	-	-	-	-	429	429
Average interest rate(1)	1.2%	-	-	-	-	-
__________________________
(1) The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2014.

(RMB equivalent in millions, except interest rate)
	As of December 31, 2013
	Expected Maturity Date						Total carrying amount	Fair value
	2014	2015	2016	2017	2018	Thereafter
Assets
Cash and cash equivalent
In US Dollar	2,868	-	-	-	-	-	2,868	2,868
In HK Dollar	844	-	-	-	-	-	844	844
In Japanese Yen	9	-	-	-	-	-	9	9
In Euro	82	-	-	-	-	-	82	82
Others	28	-	-	-	-	-	28	28
Time deposits with financial institutions
In US Dollar	3	-	-	-	-	-	3	3
Liabilities
Debts in US Dollar
Fixed rate	26,655	51	4,594	37	6,074	10,670	48,081	50,726
Average interest rate	1.6%	1.4%	1.3%	1.4%	1.9%	3.4%
Variable rate	54,918	5	-	-	-	-	54,923	54,926
Average interest rate(2)	1.1%	2.3%	-	-	-	-
Debts in Japanese Yen
Fixed rate	60	60	60	60	60	261	561	625
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	-	-	-	-	-	-
Average interest rate(2)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	10,953	-	-	-	-	-	10,953	10,953
Average interest rate	4.2%	-	-	-	-	-
Variable rate	-	-	-	-	-	-
Average interest rate(2)	-	-	-	-	-	-
__________________________
(2)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2013.

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2013 and 2014.

(RMB equivalent in millions, except interest rate)
	As of December 31, 2014
	Expected Maturity Date						Total carrying amount(2)	Fair value
	2015	2016	2017	2018	2019	Thereafter
Assets
Cash and cash equivalent
In RMB	7,209	-	-	-	-	-	7,209	7,209
In US Dollar	1,998	-	-	-	-	-	1,998	1,998
In HK Dollar	55	-	-	-	-	-	55	55
In Japanese Yen	7	-	-	-	-	-	7	7
In Euro	21	-	-	-	-	-	21	21
Others	65	-	-	-	-	-	65	65

Time deposits with financial institutions
In Renminbi	132	-	-	-	-	-	132	132
In US Dollar	613	-	-	-	-	-	613	613
Liabilities
Debts in RMB
Fixed rate	23,461	1,275	46,281	2,014	4,259	52,204	129,494	125,305
Average interest rate	4.2%	4.7%	3.5%	3.1%	3.1%	1.4%
Variable rate	20,215	6,958	1,050	344	5,000	8,819	42,386	42,386
Average interest rate(1)	3.9%	5.6%	5.6%	4.2%	5.2%	6.8%
Debts in US Dollar
Fixed rate	7,394	4,625	37	6,107	23	10,932	29,118	28,992
Average interest rate	0.9%	1.3%	1.4%	2.1%	1.5%	3.5%
Variable rate	126,581	612	-	-	-	-	127,193	127,193
Average interest rate(1)	1.3%	1.8%	-	-	-	-
Debts in Japanese Yen
Fixed rate	54	54	54	54	54	175	445	492
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate
Average interest rate(1)
Debts in HK Dollar
Fixed rate	5	-	-	-	-	-	5	5
Average interest rate	1.8%	-	-	-	-	-
Variable rate	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-
Debts in Euro
Fixed rate	10	-	-	-	-	-	10	10
Average interest rate	3.0%	-	-	-	-	-
Variable rate	429	-	-	-	-	-	429	429
Average interest rate(1)	1.2%	-	-	-	-	-
__________________________
(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2014.
(2)
Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

(RMB equivalent in millions, except interest rate)
	As of December 31, 2013
	Expected Maturity Date						Total carrying amount(4)	Fair value
	2014	2015	2016	2017	2018	Thereafter
Assets
Cash and cash equivalent
In RMB	11,215	-	-	-	-	-	11,215	11,215
In US Dollar	2,868	-	-	-	-	-	2,868	2,868
In HK Dollar	844	-	-	-	-	-	844	844
In Japanese Yen	9	-	-	-	-	-	9	9
In Euro	82	-	-	-	-	-	82	82
Others	28	-	-	-	-	-	28	28
Time deposits with financial institutions
In RMB	52	-	-	-	-	-	52	5
In US Dollar	3	-	-	-	-	-	3	3
Liabilities
Debts in RMB
Fixed rate	63,617	11,238	-	50,961	2,293	51,847	179,956	173,699
Average interest rate	2.3%	3.9%	-	3.3%	3.4%	1.4%
Variable rate	7,668	160	6,599	454	105	-	14,986	14,721
Average interest rate(3)	5.1%	6.3%	5.6%	5.8%	6.4%	-
Debts in US Dollar
Fixed rate	26,655	51	4,594	37	6,074	10,670	48,081	50,726
Average interest rate	1.6%	1.4%	1.3%	1.4%	1.9%	3.4%
Variable rate	54,918	5	-	-	-	-	54,923	54,926
Average interest rate(3)	1.1%	2.3%	-	-	-	-

Debts in Japanese Yen
Fixed rate	60	60	60	60	60	261	561	625
Average interest rate	2.6%	2.6%	2.6%	2.6%	2.6%	2.6%
Variable rate	-	-	-	-	-	-
Average interest rate(3)	-	-	-	-	-	-
Debts in HK Dollar
Fixed rate	10,953	-	-	-	-	-	10,953	10,953
Average interest rate	4.2%	-	-	-	-	-
Variable rate	-	-	-	-	-	-
Average interest rate(3)	-	-	-	-	-	-
__________________________
(3)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2013.
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

Depositary Payments for the Year 2014

In 2014, Citibank, N.A., the Depositary for our ADR program, provided reimbursement for our expenses related to the listing and investor’ relations activities as follows:

•	reimbursement of application fees: US$116,448.58

•	reimbursement of data infrastructure fees: US$1,448.14

•	reimbursement of proxy procedure fees: US$76,225.59

•	reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency): US$290,643.99

•	the accounting committee and accounting standard committee of public company: US$111,237.24

•	Total: US$596,003.54

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014 (the “Evaluation Date”), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control -- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2014. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 based on these criteria.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our controlling shareholder, Sinopec Group Company, adopted a Staff Code in 2014 to provide disciplines and requirements for its staff’s conducts, including legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Staff Code covers such areas as HSE, conflict of interests, anti-corruption, protection and proper use of our assets and properties as well as reporting requirements. The Staff Code also applies to all directors, officers and employees of each subsidiary of Sinopec Group Company, including us. We have provided all our directors and senior officers with a copy of the Staff Code and require them to comply with it in order to ensure our operations are proper and lawful. We have posted the Staff Code on our website, http://english.sinopec.com/corporateculture/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2013 and 2014.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2013	RMB 67 million	—	—	—
2014	RMB 87 million	—	—	—

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

Under the amended Corporate Governance Rules of the NYSE, foreign issuers (including us) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and

NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences is listed below:

NYSE corporate governance rules	Corporate governance rules applicable to the domestically listed companies in China and the Company’s governance practices
Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines, involving director qualification standards, director responsibilities, directors’ access to management and independent advisors, director compensation, director continuing education, management succession, annual performance evaluation of the board of directors, etc.

PRC corporate governance rules promulgated by China Securities Regulatory Commission prescribe detailed guidelines on directors of the listed companies, including director selection, the structure of the board of directors and director performance evaluation etc.

The Company has complied with the above mentioned laws or rules.

Director Independence
A listed company must have a majority of independent directors on its board of directors. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In addition, a director must meet certain standards to be deemed independent. For example, a director is not independent if the director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer of the listed company, or if the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

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

The compensation committee may, in its sole discretion, retain or consult a compensation consultant, independent legal counsel or other advisor. The compensation committee shall be directly responsible for the appointment, compensation and oversight of the work of such advisor. A listed company must provide for appropriate funding for payment of reasonable compensation to such advisor. The compensation committee may select such advisor to the compensation committee only after taking into consideration all factors relevant to that person’s independence from management.

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
No similar requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See consolidated financial statements included in this annual report following Item 19.

ITEM 19.	EXHIBITS

1
Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on May 22, 2009 (English translation), incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010 (File Number: 001-15138).

1.1
Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 11, 2012 (English translation), incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

1.2
Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on October 16, 2012 (English translation), incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

1.3
Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 29, 2013 (English translation); incorporated by reference to Exhibit 1.3 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2014 (File Number: 001-15138).

1.4*	Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 9, 2014 (English translation).

4.1
Forms of Director Service Contracts dated May 11, 2012 (English translation), , incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.2
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

4.12
Property Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.13
Accounts Collectable Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 16, 2000 (including English translation), incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.14
Loan Transfer and Adjustment Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 16, 2000 (including English translation), incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.15
Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 11, 2001 (English translation), incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.16
Land Use Right Leasing Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2003 (English translation), incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.17
2004 Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated October 31, 2004 (English translation) , incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.18
Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation) , incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007  (File Number: 001-15138).

4.19
Supplemental Agreement on Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation) , incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.19.1
Continuing Connected Transactions Second Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 21, 2009 (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010 (File Number: 001-15138).

4.19.2
Continuing Connected Transactions Third Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English translation), incorporated by reference to Exhibit 4.19.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.20
Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2008 (English Translation), incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 20, 2009 (File Number: 001-15138).

4.20.1
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

4.21.1*	Undertakings from China Petrochemical Corporation Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation dated April 28, 2014 (English translation).

8.1*	A list of the Registrant’s subsidiaries.

12.1*	Certification of Chairman pursuant to Rule 13a-14(a).

12.2*	Certification of President pursuant to Rule 13a-14(a).

12.3*	Certification of CFO pursuant to Rule 13a-14(a).

13**	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b).

15.1
Letter from KPMG regarding Item 16F of this annual report, incorporated by reference to Exhibit 15.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

*   Filed herewith.
** Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Secretary to the Board of Directors

Date: April 10, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
China Petroleum & Chemical Corporation:

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of China Petroleum & Chemical Corporation and its subsidiaries for the year ended December 31, 2012. These consolidated financial statements are the responsibility of China Petroleum & Chemical Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of China Petroleum & Chemical Corporation and its subsidiaries for the year ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/S/ KPMG
Hong Kong, China
March 22, 2013, except note 11,
which is as of March 21, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders of China Petroleum & Chemical Corporation,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

March 20, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Amounts in millions, except per share data)

		Years ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB
Operating revenues
Sales of goods		2,733,618	2,833,247	2,781,641
Other operating revenues	3	52,427	47,064	44,273
		2,786,045	2,880,311	2,825,914

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,301,199)	(2,371,858)	(2,334,399)
Selling, general and administrative expenses	4	(61,174)	(69,928)	(68,374)
Depreciation, depletion and amortization		(70,456)	(81,265)	(90,097)
Exploration expenses, including dry holes		(15,533)	(12,573)	(10,969)
Personnel expenses	5	(51,767)	(55,353)	(57,233)
Taxes other than income tax	6	(188,483)	(190,672)	(191,202)
Other operating income / (expenses), net	7	1,229	(1,877)	(153)
Total operating expenses		(2,687,383)	(2,783,526)	(2,752,427)
Operating income		98,662	96,785	73,487

Finance costs
Interest expense	8	(11,217)	(10,602)	(11,218)
Interest income		1,254	1,568	1,779
(Loss) / gain on embedded derivative component of the convertible bonds	24(iii) and (v)	(62)	2,028	(4,611)
Net foreign currency exchange gains / (loss)		144	2,760	(179)
Net finance costs		(9,881)	(4,246)	(14,229)
Investment income		235	154	2,616
Share of profits less losses from associates and joint ventures		1,626	2,359	3,630
Earnings before income tax		90,642	95,052	65,504
Tax expense	9	(23,846)	(24,763)	(17,571)
Net income		66,796	70,289	47,933

Attributable to:
Owners of the Company		63,879	66,132	46,466
Non-controlling interests		2,917	4,157	1,467
Net income		66,796	70,289	47,933

Earnings per share:
Basic	11	0.57	0.57	0.40
Diluted	11	0.55	0.53	0.40

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Amounts in millions)

		Years ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB

Net income		66,796	70,289	47,933

Other comprehensive income:	10
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		(151)	604	(4,485)
Available-for-sale securities		26	1,314	(1,225)
Share of other comprehensive income of associates and joint ventures		80	(297)	(3,042)
Foreign currency translation differences		(44)	(689)	(514)
Total items that may be reclassified subsequently to profit or loss		(89)	932	(9,266)
Total other comprehensive income		(89)	932	(9,266)

Total comprehensive income for the year		66,707	71,221	38,667

Attributable to:
Owners of the Company		63,814	67,312	38,798
Non-controlling interests		2,893	3,909	(131)
Total comprehensive income for the year		66,707	71,221	38,667

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2013 AND 2014
(Amounts in millions)

		December 31,
	Note	2013	2014
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		15,046	9,355
Time deposits with financial institutions		55	745
Trade accounts receivable, net	12	68,466	90,831
Bills receivable		28,771	13,963
Inventories	13	221,906	188,223
Prepaid expenses and other current assets	14	38,766	57,027
Total current assets		373,010	360,144
Non-current assets
Property, plant and equipment, net	15	669,595	703,485
Construction in progress	16	160,630	177,667
Goodwill	17	6,255	6,281
Interest in associates	18	28,444	32,119
Interest in joint ventures	19	46,874	48,474
Available-for-sale financial assets	20	3,730	868
Deferred tax assets	21	4,141	6,979
Lease prepayments	22	43,270	49,136
Long-term prepayments and other assets	23	46,967	66,215
Total non-current assets		1,009,906	1,091,224
Total assets		1,382,916	1,451,368
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	24	109,806	75,183
Loans from Sinopec Group Company and fellow subsidiaries	24	54,064	102,965
Trade accounts payable	25	202,724	198,366
Bills payable	25	4,526	4,577
Accrued expenses and other payables	26	197,606	222,075
Income tax payable		3,096	1,091
Total current liabilities		571,822	604,257
Non-current liabilities
Long-term debts	24	107,234	107,787
Loans from Sinopec Group Company and fellow subsidiaries	24	38,356	43,145
Deferred tax liabilities	21	7,977	7,820
Provisions	27	26,080	29,715
Other long-term liabilities		9,821	13,067
Total non-current liabilities		189,468	201,534
Total liabilities		761,290	805,791
Equity
Share capital	28	116,565	118,280
Reserves	29	452,238	474,761
Total equity attributable to owners of the Company		568,803	593,041
Non-controlling interests		52,823	52,536
Total equity		621,626	645,577
Total liabilities and equity		1,382,916	1,451,368

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344
Net income	—	—	—	—	—	—	63,879	63,879	2,917	66,796
Other comprehensive income(Note 10)	—	—	—	—	—	(65)	—	(65)	(24)	(89)
Total comprehensive income for the year	—	—	—	—	—	(65)	63,879	63,814	2,893	66,707
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 24)	118	—	799	—	—	—	—	917	—	917
Final dividend for 2011	—	—	—	—	—	—	(17,364)	(17,364)	—	(17,364)
Interim dividend for 2012	—	—	—	—	—	—	(8,682)	(8,682)	—	(8,682)
Appropriation (Note 29 (c))	—	—	—	6,340	—	—	(6,340)	—	—	—
Rights issue of shares by a subsidiary, net ofissuance costs (Note29(g))	—	(18)	—	—	—	—	—	(18)	781	763
Distribution to Sinopec Group Company	—	(2)	—	—	—	—	—	(2)	—	(2)
Distributions by subsidiaries to non-controlling interests, net of contributions	—	—	—	—	—	—	—	—	(1,462)	(1,462)
Total contributions by and distributions to owners	118	(20)	799	6,340	—	—	(32,386)	(25,149)	(681)	(25,830)
Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisitions of non-controlling interests of subsidiaries	—	(79)	—	—	—	—	—	(79)	(106)	(185)
Total transactions with owners	118	(99)	799	6,340	—	—	(32,386)	(25,228)	(787)	(26,015)
Others (Note 29(g))	—	—	—	—	—	435	(435)	—	—	—
Balance as of December 31, 2012	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036
Net income	—	—	—	—	—	—	66,132	66,132	4,157	70,289
Other comprehensive income (Note 10)	—	—	—	—	—	1,180	—	1,180	(248)	932
Total comprehensive income for the year	—	—	—	—	—	1,180	66,132	67,312	3,909	71,221
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 24)	—	—	1	—	—	—	—	1	—	1
Final dividend for 2012	—	—	—	—	—	—	(17,933)	(17,933)	—	(17,933)
Interim dividend for 2013	—	—	—	—	—	—	(10,491)	(10,491)	—	(10,491)
Appropriation (Note 29(c))	—	—	—	5,734	—	—	(5,734)	—	—	—
Rights issue of H shares, net of issuance costs (Note 24)	2,845	—	16,561	—	—	—	—	19,406	—	19,406
Contributions to subsidiaries from non-controlling interests	—	600	—	—	—	—	—	600	12,096	12,696
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,261)	(1,261)
Total contributions by and distributions to owners	2,845	600	16,562	5,734	—	—	(34,158)	(8,417)	10,835	2,418
Bonus issues (Note 28)	17,933	—	—	—	—	—	(17,933)	—	—	—
Capitalization (Note 28)	8,967	—	(8,967)	—	—	—	—	—	—	—
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Non-tradable shares reform	—	(986)	—	—	—	—	—	(986)	986	—
Acquisitions of non-controlling interests of subsidiaries	—	(20)	—	—	—	—	—	(20)	(29)	(49)
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(1,006)	—	—	—	—	—	(1,006)	957	(49)
Total transactions with owners	29,745	(406)	7,595	5,734	—	—	(52,091)	(9,423)	11,792	2,369
Others (Note 29(g))	—	—	—	—	—	(1,994)	1,994	—	—	—
Balance as of December 31, 2013	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Amounts in millions)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626
Net income	－	－	－	－	－	－	46,466	46,466	1,467	47,933
Other comprehensive income (Note 10)	－	－	－	－	－	(7,668)	－	(7,668)	(1,598)	(9,266)
Total comprehensive income for the year	－	－	－	－	－	(7,668)	46,466	38,798	(131)	38,667
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 24)	1,715	－	8,477	－	－	－	－	10,192	－	10,192
Final dividend for 2013	－	－	－	－	－	－	(17,519)	(17,519)	－	(17,519)
Interim dividend for 2014	－	－	－	－	－	－	(10,512)	(10,512)	－	(10,512)
Appropriation (Note 29(c))	－	－	－	3,215	－	－	(3,215)	－	－	－
Contributions to subsidiaries from non-controlling interests	－	－	－	－	－	－	－	－	4,155	4,155
Distributions to non-controlling interests	－	－	－	－	－	－	－	－	(1,545)	(1,545)
Total contributions by and distributions to owners	1,715	－	8,477	3,215	－	－	(31,246)	(17,839)	2,610	(15,229)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests (Note 34(iii))	－	3,216	－	－	－	－	－	3,216	(2,877)	339
Total changes in ownership interests in subsidiaries that do not result in a loss of control	－	3,216	－	－	－	－	－	3,216	(2,877)	339
Total transactions with owners	1,715	3,216	8,477	3,215	－	－	(31,246)	(14,623)	(267)	(14,890)
Others (Note 29(g))	－	－	－	－	－	(1,002)	1,065	63	111	174
Balance as of December 31, 2014	118,280	(30,497)	41,824	76,552	117,000	(6,179)	276,061	593,041	52,536	645,577

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Amounts in millions)

		Years ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	142,380	151,893	148,347
Investing activities
Capital expenditure		(145,663)	(144,972)	(113,047)
Exploratory wells expenditure		(11,403)	(9,974)	(11,334)
Purchase of investments, acquisition of subsidiaries, investments in associates and investments in joint ventures	18 and 19 34(iv)	(10,246)	(33,487)	(16,387)
Proceeds from disposal of investments, investments in associates and investments in joint ventures		1,384	4,198	3,874
Proceeds from disposal of property, plant, equipment and other non-current assets		325	1,550	1,020
Decrease / (increase) in time deposits with maturities over three months		142	353	(690)
Interest received		1,254	1,456	1,619
Investment and dividend income received		2,429	2,136	2,312
Purchase of derivative financial instruments, net		(419)	—	—
Net cash used in investing activities		(162,197)	(178,740)	(132,633)
Financing activities
Proceeds from bank and other loans		930,317	1,142,890	1,128,447
Repayments of bank and other loans		(888,567)	(1,105,457)	(1,114,481)
Proceeds from issuing shares		—	19,406	－
Contributions to subsidiaries from non-controlling interests		1,474	12,696	4,128
Dividends paid by the Company		(25,486)	(28,298)	(28,031)
Distributions by subsidiaries to non-controlling interests		(2,807)	(1,346)	(1,674)
Interest paid		(9,151)	(8,323)	(9,789)
Acquisitions of non-controlling interests of subsidiaries		(152)	(49)	(21)
Net cash generated from / (used in) financing activities		5,628	31,519	(21,421)
Net (decrease) / increase in cash and cash equivalents		(14,189)	4,672	(5,707)
Cash and cash equivalents as of January 1		24,647	10,456	15,046
Effect of foreign currency exchange rate changes		(2)	(82)	16
Cash and cash equivalents as of December 31		10,456	15,046	9,355

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014
(Amounts in millions)

(a)	Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Operating activities
Earnings before income tax	90,642	95,052	65,504
Adjustment for:
Depreciation, depletion and amortization	70,456	81,265	90,097
Dry hole costs written off	7,988	5,599	5,587
Income from associates and joint ventures	(1,626)	(2,359)	(3,630)
Investment income	(235)	(154)	(2,616)
Interest income	(1,254)	(1,568)	(1,779)
Interest expense	11,217	10,602	11,218
Gain on foreign currency exchange rate changes and derivative financial instruments	(190)	(934)	(662)
(Gain) / loss on disposal of property, plant, equipment and other non-currents assets, net	(16)	826	1,622
Impairment losses on assets	1,014	4,044	6,839
Loss / (gain) on embedded derivative component of the convertible bonds	62	(2,028)	4,611
	178,058	190,345	176,791
Accounts receivable and other current assets	(25,593)	(7,515)	(28,654)
Inventories	(14,845)	(5,096)	28,540
Accounts payable and other current liabilities	27,438	151	(6,777)
	165,058	177,885	169,900
Income tax paid	(22,678)	(25,992)	(21,553)
Net cash generated from operating activities	142,380	151,893	148,347

See accompanying notes to consolidated financial statements.

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

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

Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 20, 2015.

(a)	New and amended standards and interpretations adopted by the Group
The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for the year beginning on or after January 1, 2014 or later periods and have been adopted by the Group in current accounting period:

Amendment to IAS 32, ‘Financial instruments: Presentation’, regarding the asset and liability offsetting. The main changes are to the application guidance in IAS 32, ‘Financial instruments: Presentation’, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

Amendment to IAS 36, ‘Impairment of assets’ regarding recoverable amount disclosures. The main change addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement. This amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria.

Adoption of IFRIC 21, ‘Levies’. IFRIC 21 addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37 ‘Provisions, contingent liabilities and contingent assets’. The interpretation addresses what the obligating event is that gives rise to pay a levy, and when should a liability be recognized. The accounting treatment of levy of the Group conforms to the requirement of IFRIC 21. The adoption of the interpretation has had no significant effect on the financial statements for earlier periods and on the financial statements for the year ended December 31, 2014.

There have been no significant changes to the accounting policies applied in these financial statements for the periods presented as a result of these developments.

(b)	New and amended standards and interpretations not yet adopted by the Group
The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2015 or later periods and have not been early adopted by the Group. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture. The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognized when a transaction involves a business. A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations. The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’ (as defined in IFRS 3, Business combinations). Specifically, an investor will need to: (1) measure identifiable assets and liabilities at fair value; (2) expense acquisition-related costs; (3) recognize deferred tax; and (4) recognize the residual as goodwill. All other principles of business combination accounting apply unless they conflict with IFRS 11. The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained.

IFRS 15, ‘Revenue from contracts with customers’. IFRS 15 establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognize through a 5-step approach. IFRS 15 provides specific guidance on capitalization of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue—Barter Transactions Involving Advertising Services’.

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

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

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

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

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated statement of income in the year in which it is incurred.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associates or joint ventures and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

(k)	Available-for-sale financial assets

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

Derivative financial instruments are recognized initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on re-measurement to fair value is recognized immediately in the consolidated statement of income, except where the derivatives qualify for cash flow hedge accounting or the hedge of net investment in a foreign operation, in which case recognition of any resulting gain or loss depends on the nature of the item being hedged (Note 2(m)).

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

(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in other comprehensive income and accumulated separately in equity in other reserves until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated statement of income. The ineffective portion is recognized immediately in the consolidated statement of income. In this year no hedge of net investment in foreign operations was hold by the Group.

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

At initial recognition, the derivative component of the convertible bonds is measured at fair value Any excess of proceeds over the amount initially recognized as the derivative component is recognized as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognized initially as part of the liability. The portion relating to the derivative component is recognized immediately as an expense in the consolidated statement of income.

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

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 5,842, RMB 6,335 and RMB 5,623 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

3.	OTHER OPERATING REVENUES

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Sale of materials, service and others	51,918	46,452	43,611
Rental income	509	612	662
	52,427	47,064	44,273

4.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Operating lease charges	11,646	14,171	14,052
Impairment losses
- trade accounts receivable	44	36	44
- other receivables	47	25	61

5.	PERSONNEL EXPENSES

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Salaries, wages and other benefits	45,164	48,094	49,599
Contributions to retirement schemes (Note 32)	6,603	7,259	7,634
	51,767	55,353	57,233

6.	TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Consumption tax (i)	129,044	133,312	136,718
Special oil income levy (ii)	29,319	25,541	22,187
City construction tax (iii)	12,443	13,283	13,753
Education surcharge	9,436	10,065	10,210
Resources tax (iv)	7,610	7,329	7,245
Other	631	1,142	1,089
	188,483	190,672	191,202
Note:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from January 1, 2009 RMB/Ton	Effective from November 29, 2014 RMB/Ton	Effective from December 13, 2014 RMB/Ton
Gasoline	1,388.00	1,554.56	1,943.20
Diesel	940.80	1,105.44	1,293.60
Naphtha	1,385.00	1,551.20	1,939.00
Solvent oil	1,282.00	1,435.84	1,794.80
Lubricant oil	1,126.00	1,261.12	1,576.40
Fuel oil	812.00	954.10	1,116.50
Jet fuel oil	996.80	1,171.24	1,370.60

(ii)
In accordance with PRC new rules and regulations, the threshold above which special oil income levy will be imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) will be raised from USD 55 per barrel to USD 65 per barrel from January 1, 2015.

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

(iv)	The resources tax rate was raised from 5% to 6% from December 1, 2014.

7.	OTHER OPERATING INCOME / (EXPENSE), NET

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Fines, penalties and compensations	(181)	(47)	(110)
Donations	(231)	(245)	(125)
Gain / (loss) on disposal of property, plant, equipment and other non-currents assets, net	133	(826)	(1,622)
Impairment losses on long-lived assets (Note i)	(1,014)	(2,661)	(3,619)
Net realized and unrealized (loss) / gain on derivative financial instruments not qualified as hedging	(68)	56	7
Ineffective portion of change in fair value of cash flow hedges	1	(34)	2,260
Government grants (Note ii)	2,926	2,487	3,281
Others	(337)	(607)	(225)
	1,229	(1,877)	(153)

Note:

(i)
The primary factor resulting in the exploration and production (“E&P”) segment impairment losses of RMB 1,006, RMB 2,532 and RMB 2,436 on property, plant and equipment for the years ended December 31, 2012, 2013 and 2014, respectively was unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the asset using a pre-tax discount rate of 12.5%, 10.70% and 10.13% for the years ended December 31, 2012, 2013 and 2014, respectively.

Impairment losses recognized for the chemicals segment were RMB 1,106 for the years ended December 31 2014, and comprised of impairment losses of and RMB 917 on property, plant and equipment for the years ended December 31, 2014, impairment losses of RMB 10 on construction in progress for the years ended December 31, 2014, and impairment losses of RMB 179 on Intangible Assets of the year ended December 31, 2014. Impairment losses recognized for the refining segment were RMB 88 and RMB 29 for the years ended December 31, 2013 and 2014, respectively, and comprised of impairment losses of RMB 88 and RMB 29 on property, plant and equipment for the years ended December 31, 2013 and 2014, respectively. These impairment losses relate to certain refining and chemicals production facilities that are held for use. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segments was due to higher operating and production costs caused by the increase in the prices of raw materials that are not expected to be covered through an increase in selling price for the years ended December 31, 2012 and 2013 and the suspension of operations of certain production facilities for the year ended December 31, 2014.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 8, RMB 35 and RMB 40 for the years ended December 31, 2012, 2013 and 2014, respectively, and comprised of impairment losses of RMB 8, RMB 18 and RMB 38 on property, plant and equipment for the years ended December 31, 2012, 2013 and 2014, respectively, impairment losses of RMB 15 on construction in progress for the years ended December 31, 2013, and impairment losses of RMB 2 and RMB 2 on investments of the year ended December 31, 2013 and 2014, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

Impairment losses recognized on long-lived assets of the corporate and others segment were RMB 15 and RMB 8 for the years ended December 31, 2013 and 2014, respectively and comprised o impairment losses of RMB 15 and RMB 8 on property, plant and equipment for the years ended December 31, 2013 and 2014, respectively.

(ii)
Government grants for the years ended December 31, 2012, 2013 and 2014 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of these grants.

8.	INTEREST EXPENSE

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Interest expense incurred	12,069	11,435	11,929
Less: Interest expense capitalized*	(1,708)	(1,710)	(1,719)
	10,361	9,725	10,210
Accretion expenses (Note 27)	856	877	1,008
Interest expense	11,217	10,602	11,218

* Interest rates per annum at which borrowing costs were Capitalized for construction in progress	2.6% to 6.2%	0.9% to 6.4%	0.7% to 7.1%

9.	TAX EXPENSE

Tax expense in the consolidated statement of income represents:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Current tax
- Provision for the year	23,950	22,741	18,341
- Adjustment of prior years	572	302	1,022
Deferred taxation (Note 21)	(676)	1,720	(1,792)
	23,846	24,763	17,571

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Earnings before income tax	90,642	95,052	65,504
Expected PRC income tax expense at a statutory tax rate of 25%	22,661	23,763	16,376
Tax effect of preferential tax rate (Note i)	(2,080)	(1,962)	(1,722)
Effect of income taxes from foreign operations different from taxes at the PRC statutory tax rate (Note ii)	1,911	2,171	622
Tax effect of non-deductible expenses	536	805	717
Tax effect of non-taxable income	(707)	(1,327)	(1,126)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(190)	(575)	(27)
Tax effect of tax losses not recognized	963	660	1,595
Write-down of deferred tax assets	180	926	114
Adjustment of prior years	572	302	1,022
Actual income tax expense	23,846	24,763	17,571

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

10.	OTHER COMPREHENSIVE INCOME

	Years ended December 31,
	2012			2013			2014
	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(438)	71	(367)	1,271	(210)	1,061	265	(47)	218
Amounts transferred to initial carrying amount of hedged items	—	—	—	(9)	1	(8)	(1,013)	181	(832)
Reclassification adjustments for amounts transferred to the consolidated statement of income	258	(42)	216	(538)	89	(449)	(4,710)	839	(3,871)
Net movement during the year recognized in other comprehensive income	(180)	29	(151)	724	(120)	604	(5,458)	973	(4,485)
Available-for-sale securities:
Changes in fair value recognized during the year	26	—	26	1,747	(433)	1,314	659	(146)	513
Reclassification adjustments for amounts transferred to the consolidated statement of income(i)	—	—	—	—	—	—	(2,317)	579	(1,738)
Net movement during the year recognized in other comprehensive income	26	—	26	1,747	(433)	1,314	(1,658)	433	(1,225)
Share of other comprehensive income/ (loss) of associates and joint ventures	80	—	80	(297)	—	(297)	(3,042)	－	(3,042)
Foreign currency translation differences	(44)	—	(44)	(689)	—	(689)	(514)	－	(514)
Other comprehensive income	(118)	29	(89)	1,485	(553)	932	(10,672)	1,406	(9,266)

Note:

(i)
The Group sold its shares of China Gas Holdings Limited in August 2014, which was accounted for as available-for-sale financial assets prior to the transaction and the accumulated unrealized gain in other comprehensive income of RMB 2,317 was reclassified to the investment income at the completion of this transaction.

11.	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2012, 2013 and 2014 is based on the net income attributable to ordinary owners of the Company of RMB 63,879 , RMB 66,132 and RMB 46,466 , respectively, and the weighted average number of the shares of 112,853,724,741, 116,102,910,373 and

116,822,487,451, respectively. The weighted average number of shares for the year ended December 31, 2012 has been retrospectively adjusted as a result of bonus shares issuance and capitalization during the year of 2013 (Note 28) and the basic earnings and diluted earnings per share has been adjusted retrospectively. The calculation of diluted earnings per share for the years ended December 31, 2012, 2013 and 2014 is based on the net income attributable to ordinary owners of the Company of RMB 64,482, RMB 65,087 and RMB 46,600 , respectively, and the weighted average number of the shares of 118,412,133,133, 121,858,818,276 and 117,242,396,710,  respectively, calculated as follows:

(i)	Net income attributable to ordinary owners of the Company (diluted)

	2012	2013	2014
	RMB	RMB	RMB
Net income attributable to ordinary owners of the Company	63,879	66,132	46,466
After tax effect of interest expense (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	556	476	133
After tax effect of net loss / (gain) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	47	(1,521)	1
Net income attributable to ordinary owners of the Company (diluted)	64,482	65,087	46,600

(ii)	Weighted average number of shares (diluted)

	2012	2013	2014
	Number of shares	Number of shares	Number of shares
Weighted average number of shares as of December 31	112,853,724,741	116,102,910,373	116,822,487,451
Effect of conversion of the 2007 Convertible Bonds	1,421,733,118	1,439,688,889	419,909,259
Effect of conversion of the 2011 Convertible Bonds	4,136,675,274	4,316,219,014	－
Weighted average number of shares (diluted) as of December 31	118,412,133,133	121,858,818,276	117,242,396,710

12.	TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2013	2014
	RMB	RMB
Amounts due from third parties	50,638	65,883
Amounts due from Sinopec Group Company and fellow subsidiaries	9,311	20,188
Amounts due from associates and jointly ventures	9,091	5,290
	69,040	91,361
Less: Impairment losses for bad and doubtful debts	(574)	(530)
Trade accounts receivable, net	68,466	90,831

Impairment losses for bad and doubtful debts are analyzed as follows:

	2012	2013	2014
	RMB	RMB	RMB
Balance as of January 1	1,012	699	574
Provision for the year	44	36	44
Written back for the year	(155)	(38)	(15)
Written off for the year	(202)	(123)	(57)
Other	–	–	(16)
Balance as of December 31	699	574	530

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

13.	INVENTORIES

	December 31,
	2013	2014
	RMB	RMB
Crude oil and other raw materials	124,198	95,298
Work in progress	21,181	22,728
Finished goods	76,289	71,959
Spare parts and consumables	1,989	1,841
	223,657	191,826
Less: Allowance for diminution in value of inventories	(1,751)	(3,603)
	221,906	188,223

Allowance for diminution in value of inventories is analyzed as follows:

	2012	2013	2014
	RMB	RMB	RMB
Balance as of January 1	1,382	491	1,751
Allowance for the year	7,419	1,453	3,327
Reversal of allowance on disposal	(378)	(1)	(136)
Written off	(7,943)	(192)	(1,327)
Other increase	11	—	(12)
Balance as of December 31	491	1,751	3,603

During the years ended December 31, 2012, 2013 and 2014, costs of inventories recognized as an expense in the consolidated statement of income were RMB 2,372,215, RMB 2,433,886 and RMB 2,404,093, respectively. Such costs include the write-down of inventories that was primarily related to the refining, chemicals and marketing segments of RMB 7,419, RMB 1,453 and RMB 3,327, respectively, and the reversal of write-down of inventories of RMB 378, RMB 1 and RMB 136, respectively. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statement of income. The write-down of inventories for the year ended December 31, 2012, 2013 and 2014 were RMB 7,943, RMB 192 and RMB 1,327, which were realized primarily with the sales of inventories.  The write-down of inventories in 2014 was mainly due to decline of crude oi price at the end of the year.

14.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2014
	RMB	RMB
Receivables	10,130	17,941
Advances to suppliers	4,216	3,780
Value-added input tax to be deducted	19,756	22,684
Derivative financial instruments	4,664	12,622
	38,766	57,027

15.	PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2013	86,215	451,288	693,583	1,231,086
Additions	100	4,188	1,058	5,346
Transferred from construction in progress	10,385	61,144	87,573	159,102
Contributed to joint ventures	(2)	—	(53)	(55)
Reclassifications	1,010	10	(1,020)	—
Reclassification to lease prepayments and other long-term assets	(252)	—	(3,329)	(3,581)
Exchange adjustments	(50)	(929)	(65)	(1,044)
Disposals	(619)	—	(9,645)	(10,264)
Balance as of December 31, 2013	96,787	515,701	768,102	1,380,590

Balance as of January 1, 2014	96,787	515,701	768,102	1,380,590
Additions	40	3,309	579	3,928
Transferred from construction in progress	6,164	50,130	73,857	130,151
Contribution to a joint venture	(52)	—	(190)	(242)
Acquisitions (Note 34 (iv))	440	—	2,984	3,424
Reclassifications	390	(6)	(384)	—
Reclassification to lease prepayments and other long-term assets	(1,822)	(13)	(18,854)	(20,689)
Exchange adjustments	6	120	8	134
Disposals	(863)	(69)	(12,924)	(13,856)
Balance as of December 31, 2014	101,090	569,172	813,178	1,483,440

Accumulated depreciation:
Balance as of January 1, 2013	34,490	252,214	355,413	642,117
Depreciation for the year	3,109	34,347	38,065	75,521
Impairment losses for the year	23	2,520	101	2,644
Transferred from construction in progress	516	—	—	516
Contributed to joint ventures	(1)	—	(34)	(35)
Reclassifications	83	7	(90)	—
Reclassification to lease prepayments and other long-term assets	(40)	—	(394)	(434)
Written back on disposals	(483)	—	(8,312)	(8,795)
Exchange adjustments	(17)	(494)	(28)	(539)
Balance as of December 31, 2013	37,680	288,594	384,721	710,995

Balance as of January 1, 2014	37,680	288,594	384,721	710,995
Depreciation for the year	3,381	38,235	41,513	83,129
Impairment losses for the year	21	2,436	971	3,428
Reclassifications	130	(2)	(128)	—
Reclassification to lease prepayments and other long-term assets	(317)	(8)	(5,117)	(5,442)
Written back on disposals	(732)	(57)	(11,441)	(12,230)
Exchange adjustment	2	69	4	75
Balance as of December 31, 2014	40,165	329,267	410,523	779,955

Net book value:
Balance as of January 1, 2013	51,725	199,074	338,170	588,969
Balance as of December 31, 2013	59,107	227,107	383,381	669,595
Balance as of December 31, 2014	60,925	239,905	402,655	703,485

Note:

The additions to the oil and gas properties of the Group for the years ended December 31, 2013 and 2014 included RMB 4,188 and RMB 3,309, respectively, of the estimated dismantlement costs for site restoration (Note 27).

16.	CONSTRUCTION IN PROGRESS

	2013	2014
	RMB	RMB
Balance as of January 1	168,977	160,630
Additions	167,605	149,830
Acquisitions (Note 34 (iv))	—	14,162
Dry hole costs written off	(5,599)	(5,587)
Transferred to property, plant and equipment	(158,586)	(130,151)
Reclassification to lease prepayments and other long-term assets	(11,718)	(10,154)
Impairment losses for the year	(15)	(10)
Disposals	—	(1,058)
Exchange adjustments	(34)	5
Balance as of December 31	160,630	177,667

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2012	2013	2014
	RMB	RMB	RMB
At beginning of year.	10,649	17,829	19,152
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves	14,083	9,603	9,480
Transferred to oil and gas properties based on the determination of proved reserves	(1,108)	(2,945)	(3,891)
Dry hole costs written off	(5,795)	(5,335)	(5,455)
At end of year	17,829	19,152	19,286

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2012	2013	2014
	RMB	RMB	RMB
One year or less	11,931	9,893	9,743
Over one year	5,898	9,259	9,543
	17,829	19,152	19,286

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2012, 2013 and 2014 amounted to RMB 7,469, RMB 6,735 and RMB 5,028, respectively.

17.	GOODWILL

	December31,
	2013	2014
	RMB	RMB

Cost	13,912	13,938
Less: accumulated impairment losses	(7,657)	(7,657)
	6,255	6,281

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	December 31,
	2013	2014
	RMB	RMB
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	202	228
	6,255	6,281

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.5% to 12.7% and 10.0% to 10.9%  for the years ended December 31, 2013 and 2014, respectively. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognized.

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

The Group’s principal associates, all of which are unlisted companies incorporated and operating their business principally in the PRC, are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited ("Sinopec Finance")	Incorporated	Registered capital RMB 10,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited ("China Aviation Oil")	Incorporated	Registered capital RMB 3,800	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited ("Zhongtian Synergetic Energy")	Incorporated	Registered capital RMB 16,000	—	38.75	Manufacturing of coal-chemical products

Shanghai Chemical Industry Park Development Company Limited ("Shanghai Chemical")	Incorporated	Registered capital RMB 2,372	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited ("Shanghai Petroleum")	Incorporated	Registered capital RMB 900	30.00	—	Exploration and production of crude oil and natural gas

Summarized financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	December 31,		December 31,		December 31,		December 31,		December 31,
	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	104,477	108,999	15,410	13,816	4,474	6,833	3,094	2,466	2,849	2,783
Non-current assets	17,490	14,992	4,830	4,996	6,987	15,849	2,601	2,819	1,058	1,126
Current liabilities	(102,112)	(105,289)	(12,249)	(11,051)	(335)	(7,538)	(1,183)	(640)	(281)	(224)
Non-current liabilities	(3,271)	(104)	(233)	(227)	(1,330)	(2,348)	(1,102)	(1,043)	(354)	(370)
Net assets	16,584	18,598	7,758	7,534	9,796	12,796	3,410	3,602	3,272	3,315
Net assets attributable to non-controlling interests	—	—	899	877	—	—	—	—	—	—
Net assets attributable to owners of the Company	16,584	18,598	6,859	6,657	9,796	12,796	3,410	3,602	3,272	3,315
Share of net assets from associates	8,126	9,113	1,989	1,998	3,796	4,958	980	1,043	982	995
Carrying Amounts	8,126	9,113	1,989	1,998	3,796	4,958	980	1,043	982	995

Summarized statement of comprehensive income

Year ended December 31	Sinopec Finance			China Aviation Oil			Zhongtian Synergetic Energy(i)			Shanghai Chemical			Shanghai Petroleum
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	3,329	2,893	2,706	102,467	111,023	115,725	—	—	—	6	6	1	1,069	948	1,005
Net income for the year	1,374	1,409	2,522	1,790	2,027	1,097	(47)	—	—	143	124	222	209	66	163
Other comprehensive income / (loss)	160	(608)	(508)	—	—	—	—	—	—	—	—	—	—	—	—
Total comprehensive income	1,534	801	2,014	1,790	2,027	1,097	(47)	—	—	143	124	222	209	66	163
Dividends declared by associates	—	—	—	414	444	309	—	—	—	—	17	11	90	60	36
Share of net income / (loss) from associates	673	690	1,236	442	513	318	(18)	—	—	55	47	85	63	20	49
Share of other comprehensive income / (loss) from associates	79	(298)	(249)	—	—	—	—	—	—	—	—	—	—	—	—

Note:

(i)	The main assets of Zhongtian Synergetic Energy was under construction during the year ended December 31, 2012, 2013 and 2014.

The share of net income for the years ended December 31, 2012, 2013 and 2014 in all individually immaterial associates accounted for using equity method in aggregate were RMB 1,215, RMB 751 and RMB 1,160, respectively.

The share of other comprehensive income / (loss) for the years ended December 31, 2012, 2013 and 2014 in all individually immaterial associates accounted for using equity method in aggregate were RMB 1, RMB 1 and loss of RMB 57, respectively.

The carrying amount as of December 31, 2013 and 2014 of all individually immaterial associates acoounted for using equity method in aggregate were RMB 12,571 and RMB 14,012, respectively.

19.	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures which are incorporated companies are as follows:

Name of company	Country of incorporation	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities	Principal Place of Business
			%	%
Yanbu Aramco Sinopec Refining Company Ltd. ("YASREF")(i)	Saudi Arabia	Registered capital USD 1,560	—	37.50	Petroleum refining and processing business	Saudi Arabia
BASF-YPC Company Limited ("BASF-YPC")	PRC	Registered capital RMB 12,343	30.00	10.00	Manufacturing and distribution of petrochemical products	PRC
Caspian Investments Resources Ltd. ("CIR")(ii)	British Virgin Islands	Registered capital USD 10,000	—	50.00	Crude oil and natural gas extraction	Kazakhstan
Taihu Limited ("Taihu")(ii)	Cyprus	Registered capital USD 25,000	—	49.00	Crude oil and natural gas extraction	Russia
Mansarovar Energy Colombia Ltd. ("Mansarovar")(ii)	British Bermuda	Registered capital USD 12,000	—	50.00	Crude oil and natural gas extraction	Colombia

Summarized balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	BASF-YPC		CIR (ii)		Taihu (ii)		Mansarovar (ii)
	December 31, 2013	December31, 2014	December 31, 2013	December31, 2014	December 31, 2013	December31, 2014	December 31, 2013	December31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets
Cash and cash equivalents	550	1,112	4,820	4,873	166	117	346	580
Other current assets	6,727	5,879	2,437	1,881	3,476	2,886	985	328
Total current assets	7,277	6,991	7,257	6,754	3,642	3,003	1,331	908
Non-current assets	18,496	17,209	14,244	13,078	14,796	7,995	10,739	9,702
Current liabilities
Current financial liabilities (iii)	(2,990)	(3,318)	(278)	(272)	(6,903)	(1,228)	(854)	—
Other current liabilities	(2,027)	(2,235)	(1,764)	(851)	(2,065)	(1,742)	(776)	(860)
Total current liabilities	(5,017)	(5,553)	(2,042)	(1,123)	(8,968)	(2,970)	(1,630)	(860)
Non-current liabilities
Non-current financial liabilities (iv)	(4,904)	(4,019)	(956)	(680)	—	(2,905)	—	—
Other non-current liabilities	(1)	—	(1,545)	(1,253)	(3,354)	(2,175)	(4,120)	(3,662)
Total non-current liabilities	(4,905)	(4,019)	(2,501)	(1,933)	(3,354)	(5,080)	(4,120)	(3,662)
Net assets	15,851	14,628	16,958	16,776	6,116	2,948	6,320	6,088
Net assets attributable to non-controlling interests	—	—	—	—	211	102	—	—
Net assets attributable to owners of the company	15,851	14,628	16,958	16,776	5,905	2,846	6,320	6,088
Share of net assets from joint ventures	6,340	5,851	8,479	8,388	2,893	1,395	3,160	3,044
Other (v)	—	—	579	616	1,455	814	3	85
Carrying Amounts	6,340	5,851	9,058	9,004	4,348	2,209	3,163	3,129

Note:

(i)
Pursuant to the resolution passed at the Directors' meeting held on October 31, 2014 and the purchase agreement entered into with relevant vendors, the Group completed the acquisition from the Sinopec Group Company a 37.5% equity interests in YASREF for a consideration of approximately USD 562 million (approximately RMB 3,439) and also injected capital of approximately USD 199 million (approximately RMB 1,216) to YASREF on December 31, 2014.

As the purchase price allocation has not been completed, the summarized financial information for YASREF is not disclosed.

(ii)	The Group acquired from the Sinopec Group Company 50% of equity interests of Mansarovar in November 2013, 50% of equity interests of CIR and 49% of equity interests of Taihu in December 2013.

(iii)	Excluding trade accounts payable and other payables.

(iv)	Excluding provisions.

(v)	Other reflects the excess of consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed as of the acquisition date.

Summarized statement of comprehensive income

Year ended December 31,	BASF-YPC			CIR (ii)	Taihu (ii)	Mansarovar (ii)
	2012	2013	2014	2014	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	22,938	23,176	22,191	8,366	18,183	360	3,781
Depreciation, depletion and amortization	(1,983)	(2,147)	(15,649)	(2,632)	(1,501)	(88)	(1,870)
Interest income	28	20	26	8	—	—	31
Interest expense	(388)	(319)	(356)	—	(54)	(7)	—
Earning before income tax	939	1,060	373	7	3,014	130	641
Tax expense	(240)	(279)	(94)	(252)	(809)	(50)	(897)
Net income for the year	699	781	279	(245)	2,205	80	(256)
Other comprehensive income / (loss)	—	—	—	63	(5,373)	—	24
Total comprehensive income / (loss)	699	781	279	(182)	(3,168)	80	(232)
Dividends declared by a joint venture	1,061	—	933	—	—	—	—
Share of net income / (loss) from joint ventures	280	312	112	(123)	1,043	40	(128)
Share of other comprehensive income / (loss) from joint ventures	—	—	—	32	(2,541)	—	12

The share of net income / (loss) for the years ended December 31, 2012, 2013 and 2014 in all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 24, a loss of RMB 14 and a loss of RMB 122, respectively.

The share of other comprehensive income / (loss) for the years ended December 31, 2012, 2013 and 2014 in all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 79, RMB nil and a loss of RMB 239, respectively.

The carrying amount as of December 31, 2013 and 2014 of all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 23,965 and RMB 28,281, respectively.

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31,
	2013	2014
	RMB	RMB
Equity securities, listed and at quoted market price (Note 10(i))	1,964	183
Other investment, unlisted and at cost	1,834	714
	3,798	897
Less: Impairment losses for investments	(68)	(29)
	3,730	868

Other investment unlisted and at cost represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the years ended December 31, 2013 and 2014 amounted to RMB 2 and RMB nil, respectively.

21.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	December 31,		December 31,		December 31,
	2013	2014	2013	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,315	2,883	—	－	3,315	2,883
Accruals	357	258	—	－	357	258
Cash flow hedges	34	887	(120)	－	(86)	887
Non-current
Property, plant and equipment	7,200	7,752	(15,590)	(16,387)	(8,390)	(8,635)
Tax losses carried forward	2,261	3,474	—	－	2,261	3,474
Embedded derivative component of the convertible bonds	—	282	(870)	－	(870)	282
Available-for-sale securities	—	7	(436)	(4)	(436)	3
Others	99	86	(86)	(79)	13	7
Deferred tax assets / (liabilities)	13,266	15,629	(17,102)	(16,470)	(3,836)	(841)

As of December 31, 2013 and 2014, certain subsidiaries of the Company did not recognize deferred tax of deductable loss carried forward of RMB 10,809 and RMB 17,085, respectively, of which RMB 2,638 and RMB 6,996 were incurred for the years ended December 31, 2013 and 2014, respectively, because it was not probable that the related tax benefit will be realized. Those deductable tax losses carried forward of RMB 325, RMB 3,344, RMB 3,786 and RMB 2,634 and RMB 6,996 will expire in 2015, 2016, 2017, 2018, 2019 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. During the years ended December 31, 2013 and 2014, write-down of deferred tax assets amounted to RMB 926 and RMB 114 related to the expiration of tax loss, respectively.

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2012	Recognized in consolidated statement of income	Recognized in other comprehensive income	Balance as of December 31, 2012
	RMB	RMB	RMB	RMB

Current
Receivables and inventories	3,105	187	—	3,292
Accruals	1,844	(1,423)	—	421
Cash flow hedges	7	—	29	36
Non-current
Property, plant and equipment	(8,622)	413	15	(8,194)
Tax losses carried forward	1,550	1,501	—	3,051
Embedded derivative component of the convertible bonds	(379)	15	—	(364)
Available-for-sale securities	(3)	—	—	(3)
Others	23	(17)	—	6
Net deferred tax liabilities	(2,475)	676	44	(1,755)

	Balance as of January 1, 2013	Recognized in consolidated statement of income	Recognized in other comprehensive income	Balance as of December 31, 2013
	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,292	23	—	3,315
Accruals	421	(64)	—	357
Cash-flow hedges	36	(2)	(120)	(86)
Non-current
Property, plant and equipment	(8,194)	(388)	192	(8,390)
Tax losses carried forward	3,051	(790)	—	2,261
Embedded derivative component of the convertible bonds	(364)	(506)	—	(870)
Available-for-sale securities	(3)	—	(433)	(436)
Others	6	7	—	13
Net deferred tax liabilities	(1,755)	(1,720)	(361)	(3,836)

	Balance as of January 1, 2014	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Balance as of Decembe 31, 2014
	RMB	RMB	RMB	RMB	RMB
Current
Receivables and inventories	3,315	(432)	—	—	2,883
Accruals	357	(99)	—	—	258
Cash-flow hedges	(86)	—	973	—	887
Non-current
Property, plant and equipment	(8,390)	(42)	(21)	(182)	(8,635)
Tax losses carried forward	2,261	1,213	—	—	3,474
Embedded derivative component of the convertible bonds	(870)	1,152	—	—	282
Available-for-sale securities	(436)	6	433	—	3
Others	13	(6)	—	—	7
Net deferred tax liabilities	(3,836)	1,792	1,385	(182)	(841)

22.	LEASE PREPAYMENTS

	2013	2014
	RMB	RMB
Cost:
Balance at January 1	43,002	51,417
Additions	717	904
Transferred from construction in progress	6,697	4,693
Transferred from other long-term assets	1,214	4,408
Reclassification to other assets	(34)	(1,324)
Disposals	(86)	(247)
Exchange adjustments	(93)	10
Balance at December 31	51,417	59,861
Accumulated amortization:
Balance at January 1	6,762	8,147
Amortization charge for the year	1,288	1,504
Transferred from other long-term assets	155	1,279
Reclassification to other assets	(5)	(186)
Written back on disposals	(33)	(22)
Exchange adjustments	(20)	3
Balance at December 31	8,147	10,725
Net book value:	43,270	49,136

23.	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	2013	2014
	RMB	RMB
Operating rights of service stations
Cost:
Balance at January 1	11,851	15,840
Additions	4,136	17,038
Decreases	(147)	(130)
Balance at December 31	15,840	32,748
Accumulated amortization:
Balance at January 1	1,396	2,213
Additions	830	4,477
Decreases	(13)	(17)
Balance at December 31	2,213	6,673
Net book value at December 31	13,627	26,075
Other assets
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	11,378	14,935
Prepayments for construction projects to third parties	4,764	4,944
Others	17,198	20,261
Balance at December 31	46,967	66,215

24.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:
	December 31,
	2013	2014
	RMB	RMB
Third parties’ debts
Short-term bank loans	54,640	63,915
RMB denominated	19,983	22,805
US Dollar denominated	34,657	40,685
Euro denominated	—	425
Current portion of long-term bank loans	1,093	268
RMB denominated	371	163
Japanese Yen denominated	60	54
US Dollar denominated	662	51
Current portion of long-term corporate bonds	3,500	11,000
RMB denominated	3,500	11,000
Current portion of convertible bonds	40,573	—
	45,166	11,268
Corporate bonds (i)	10,000	—
	109,806	75,183
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	53,481	102,773
RMB denominated	7,251	9,628
US Dollar denominated	46,225	93,126
Hong Kong Dollar denominated	5	5
Euro denominated	—	14
Current portion of long-term loans	583	192
RMB denominated	555	80
US Dollar denominated	28	112
	54,064	102,965
	163,870	178,148

The Group’s weighted average interest rates on short-term loans were 2.2% and 1.9% as of December 31, 2013 and 2014, respectively.

Long-term debts comprise:

	Interest rate and final maturity	December 31,
		2013	2014
		RMB	RMB
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 7.4% per annum as of December 31, 2014 with maturities through 2025	7,712	23,001
Japanese Yen denominated	Interest rates at 2.6% per annum as of December31, 2014 with maturities in 2023	561	445
US Dollar denominated	Interest rates ranging from interest free to 4.29 % per annum as of December 31, 2014 with maturities through 2031	916	1,103
		9,189	24,549

Corporate bonds

Renminbi denominated	Fixed interest rates ranging from 3.75% to 5.68% per annum as of December 31, 2014 with maturities through 2022 (ii)	60,000	56,500
US Dollar denominated	Fixed interest rates ranging from 1.25 % to 4.25 % per annum as of December 31, 2014 with maturities through 2043	21,177	21,285
		81,177	77,785

	Interest rate and final maturity	December 31,
		2013	2014
		RMB	RMB

Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (iii)	10,948	—

Renminbi denominated	Bonds with Warrants with maturity in 2014 (iv)	29,625	—
	Convertible Bonds with maturity in 2017 (v)	21,461	16,721
		62,034	16,721

Total third parties’ long-term debts		152,400	119,055

Less: Current portion		(45,166)	(11,268)
		107,234	107,787

Long-term loans from Sinopec Group Company and fellow subsidiaries

Renminbi denominated	Interest rates ranging from interest free to 6.46% per annum as of December 31, 2014 with maturities through 2020	38,911	43,225
US Dollar denominated	Interest rates ranging from 0.74 % to 1.85% per annum as of December 31, 2014 with maturities in 2015	28	112
Less: Current portion		(583)	(192)
		38,356	43,145
		145,590	150,932

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured.

Note:

(i)
The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on May 19, 2014 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 4.40% per annum. The short-term bonds were due on November 16, 2014 and were fully paid by the Group at maturity.

The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on August 15, 2013 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.49% per annum. The short-term bonds were due on May 13, 2014 and have been fully paid by the Group at maturity.

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

As of December 31, 2013, the carrying amount of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option was RMB 10,948. No conversion of the 2007 Convertible Bonds has occurred up to December 31, 2013.

The 2007 Convertible Bonds were due on April 24, 2014 and have been fully paid by the Group at maturity.

The changes in the fair value of the derivative component from December 31, 2012 to December 31, 2013 and from December 31, 2013 to April 24, 2014 resulted in an unrealized gain of RMB 114 and a realized loss of RMB1, respectively, which has been recorded under “finance costs” in the consolidated statement of income.

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

The Bonds with Warrants were due on February 20, 2014 and have been fully paid by the Group at maturity.

(v)
On March 1, 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23,000 in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds were issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from August 24, 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 and RMB 3,610, respectively.

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

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least 15 trading days out of any 30 consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest ("the terms of conditional redemption").

As of December 31, 2014, the carrying amount of the liability component and the derivative component were RMB 13,433 and RMB 3,288, respectively.

As of December 31, 2013, the carrying amount of the liability component and the derivative component, were RMB 20,913 and RMB 548 respectively.

During the year ended December 31, 2014, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 4.89 per share as a result of cash dividends, bonus issues and capitalization.

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

During the year ended December 31, 2014, RMB 8,442 of the 2011 Convertible Bonds were converted into 1,715,081,853 A shares of the Company.

As of December 31, 2013 and 2014, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	2013	2014

Stock price of A shares	RMB 4.48	RMB 6.49
Conversion price	RMB 5.13	RMB 4.89
Credit spread	95 basis points	133 basis points
RMB onshore swap rate	5.23%	3.40%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from December 31, 2012 to December 31, 2013 resulted in an unrealized gain of RMB 1,914, and from December 31, 2013 to December 31, 2014 resulted in a realized loss of RMB 1,613 and an unrealized loss of RMB 2,997, respectively, which have been recorded in the “finance costs” section of the consolidated statement of income.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as of March 1, 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component.

As of January 26, 2015, the terms of conditional redemption of 2011 Convertible Bonds of the Company have been triggered for the first time. At the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal for the redemption of 2011 Convertible Bonds, and decided to exercise the right of redemption and to redeem all of the outstanding 2011 Convertible Bonds registered on February 11, 2015.

From January 1, 2015 to February 11, 2015, the 2011 Convertible Bonds with a total value of RMB 13,647 were converted into 2,790,814,006 A shares of the Company. As of  February 11, 2015, the total share capital of the Company has been increased to 121,071,209,646 shares. The unconverted convertible bonds amounted to RMB 52.78 (527,760 convertible bonds).

As of February 17, 2015, the Company has redeemed and fully paid the unconverted portion at RMB 101.261 per convertible bond (including the accrued interest and interest tax accrued thereon).

25	TRADE ACCOUNTS AND BILLS PAYABLE

	December 31,
	2013	2014
	RMB	RMB
Amounts due to third parties	192,082	181,519
Amounts due to Sinopec Group Company and fellow subsidiaries	8,114	13,575
Amounts due to associates and joint ventures	2,528	3,272
	202,724	198,366
Bills payable	4,526	4,577
Trade accounts and bills payable measured at amortized cost	207,250	202,943

26.	ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2013	2014
	RMB	RMB
Salaries and welfare payable	818	839
Interest payable	2,290	1,695
Other payables	78,003	83,047
Financial liabilities carried at amortized costs	81,111	85,581
Taxes other than income tax	32,792	27,586
Receipts in advance	81,079	89,918
Derivative financial instruments	2,624	18,990
	197,606	222,075

27.	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the local government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is therefore constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2012	2013	2014
	RMB	RMB	RMB
Balance as of January 1	18,317	21,525	26,004
Provision for the year	2,833	4,188	3,309
Accretion expenses	856	877	1,008
Utilized	(480)	(561)	(714)
Exchange adjustments	(1)	(25)	6
Balance as of December 31	21,525	26,004	29,613

28.	SHARE CAPITAL

	December 31,
	2013	2014
	RMB	RMB
Registered, issued and fully paid
92,766,957,040 listed A shares (2013: 91,051,875,187) of RMB 1.00 each	91,052	92,767
25,513,438,600 listed H shares (2013: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	116,565	118,280

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

During the year ended December 31, 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended December 31, 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended December 31, 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds. (Note 24(v)).

On February 14, 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HK$ 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HK$ 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HK$ 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings pursuant to the shareholders’ approval at the Annual General Meeting on May 29, 2013, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended December 31, 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-

term loans. Management monitors capital on the basis of debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion, including long-term debts and loans from Sinopec Group Company and fellow subsidiaries), by the total equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-capital ratio of the Group was 20.4% and 20.3% as of December 31, 2013 and 2014, respectively. The liability-to-asset ratio of the Group was 55.1% and 55.5% as of December 31, 2013 and 2014, respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in Notes 24 and 30, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

29.	RESERVES

	2013	2014
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	(33,307)	(33,713)
Contribution to subsidiaries from non-controlling interests	600	—
Non-tradable shares reform	(986)	—
Acquisitions of non-controlling interests of subsidiaries	(20)	—
Transaction with non-controlling interests (Note 34 (iii))	—	3,216
Balance as of December 31	(33,713)	(30,497)

Share premium (Note (b))
Balance as of January 1	25,752	33,347
Conversion of the 2011 Convertible Bonds (Note 24(v))	1	8,477
Rights issue of Hshares, net of issuance costs(Note28)	16,561	—
Capitalization(Note28)	(8,967)	—
Balance as of December 31	33,347	41,824

Statutory surplus reserve (Note (c))
Balance as of January 1	67,603	73,337
Appropriation	5,734	3,215
Balance as of December 31	73,337	76,552

Discretionary surplus reserve
Balance as of January 1	117,000	117,000
Appropriation	—	—
Balance as of December 31	117,000	117,000

Other reserves
Balance as of January 1	3,305	2,491
Other comprehensive income	1,180	(7,668)
Others (Note (g))	(1,994)	(1,002)
Balance as of December 31	2,491	(6,179)

Retained earnings (Note (d))
Balance as of January 1	243,741	259,776
Net income attributable to owners of the Company	66,132	46,466
Final dividend inspect of the previous year, approved and paid during the year (Note (e))	(17,933)	(17,519)
Interim dividend (Note (f))	(10,491)	(10,512)
Appropriation	(5,734)	(3,215)
Bonus issues(Note 28)	(17,933)	—
Others (Note (g))	1,994	1,065
Balance as of December 31	259,776	276,061
	452,238	474,761

Note:

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

(b)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(c)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net income in accordance with the PRC accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”),  adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the years ended December 31, 2012, 2013 and 2014, the Company transferred RMB 6,340, RMB 5,734 and RMB 3,215, respectively, being 10% of the net income determined in accordance with the PRC accounting policies complying with ASBE, to this reserve.

(d)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS. As of December 31, 2013 and 2014, the amount of retained earnings available for distribution was RMB 164,698 and RMB 166,481, respectively, being the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 20, 2015, final dividends in respect of the year ended December 31, 2014 of RMB 0.11 per share totaling RMB 13,318 were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend for the year ended December 31, 2014 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(e)
Pursuant to the shareholders’ approval at the Annual General Meeting on May 29, 2013, a final dividend of RMB 0.20 per share totaling RMB 17,933, and with bonus issues of 2 shares converted from the retained earnings and 1 share transferred from the share premium for every 10 existing shares in respect of the year ended December 31, 2012 was declared and cash dividends were paid on June 25, 2013.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 9, 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 in respect of the year ended December 31, 2013 was declared and paid on June 19, 2014.

(f)
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 23, 2013, the directors authorized to declare an interim dividend for the year ended December 31, 2013 of RMB 0.09 per share totaling RMB 10,491.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 22, 2014, the directors authorized to declare an interim dividend for the year ended December 31, 2014 of RMB 0.09 per share totaling RMB 10,512.

(g)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended December 31, 2012, the Group transferred RMB 435 from retained earnings to other reserves for the safety production fund, and transferred RMB 1,994 and RMB 1,065 from other reserves to retained earnings during the year ended December 31, 2013 and 2014 for the safety production fund.

30.	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

As of December 31, 2013 and 2014, the future minimum lease payments under operating leases are as follows:

	December 31,
	2013	2014
	RMB	RMB
Within one year	13,507	13,909
Between one and two years	13,064	13,480
Between two and three years	12,850	13,113
Between three and four years	12,742	12,984
Between four and five years	12,656	13,063
Thereafter	307,268	297,425
	372,087	363,974

Capital commitments

As of December 31, 2013 and 2014, capital commitments are as follows:

	December 31,
	2013	2014
	RMB	RMB
Authorized and contracted for (i)	181,428	138,795
Authorized but not contracted for	111,169	102,386
	292,597	241,181

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note：

(i)	The investment commitments for the year ended December 31, 2013 and 2014 of the Group were RMB 4,993 and RMB 4,030, respectively.

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures at market prices.

Exploration and production licenses

Exploration licenses for exploration activities in the PRC are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed. Payments incurred were approximately RMB 424, RMB 404 and RMB 408 for the years ended December 31, 2012, 2013 and 2014, respectively.

Estimated future annual payments are as follows:

	December 31,
	2013	2014
	RMB	RMB
Within one year	318	312
Between one and two years	140	160
Between two and three years	38	32
Between three and four years	24	22
Between four and five years	19	19
Thereafter	835	811
	1,374	1,356

Contingent liabilities

As of December 31, 2013 and 2014, guarantees in respect of facilities granted to the parties below were as follows:

	December 31,
	2013	2014
	RMB	RMB
Joint ventures	438	168
Others	5,425	5,552
	5,863	5,720

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognizes any such losses under guarantees when those losses are estimable. As of December 31, 2013 and 2014, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 4,813, RMB 5,154 and RMB 5,352 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

		Years ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB
Sales of goods	(i)	313,919	318,092	305,044
Purchases	(ii)	129,005	141,316	134,424
Transportation and storage	(iii)	1,590	1,639	1,606
Exploration and development services	(iv)	48,831	52,814	49,399
Production related services	(v)	11,893	13,235	10,306
Ancillary and social services	(vi)	4,062	6,755	6,753
Operating lease charges	(vii)	7,408	11,116	11,302
Agency commission income	(viii)	154	185	132
Interest income	(ix)	116	89	135
Interest expense	(x)	1,228	1,802	1,421
Net deposits withdrawn from / (placed with) related parties	(ix)	3,108	(2,528)	2,319
Net loans obtained from related parties	(xi)	30,805	11,903	53,690

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2014 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

There were no guarantees given to banks by the Group in respect of banking facilities to related parties as of December 31, 2013 and 2014, except for the guarantees disclosed in Note 30.

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

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2013 and 2014 were RMB 6,540 and RMB 4,221, respectively.

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended December 31, 2014. The terms of these agreements are summarized as follows:

●
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

●
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

●
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on January 1, 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

●
The Company has entered into agreements with Sinopec Group Company effective from January 1, 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

●
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from January 1, 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

●	Pursuant to the resolutions passed at the Directors’ meeting held on October 31, 2014, the Group acquired the equity interests of YASREF from Sinopec Group Company. The acquisition has been completed in 2014 (Note 19).

●	Pursuant to the Share Repurchase Agreement and Disposal Agreement by the Company and Sinopec Yizheng Chemical Fibre Company Limited (Yizheng Chemical Fibre Co., Ltd.) on September 12, 2014, Yizheng Chemical Fibre Co., Ltd repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company and issued shares to Sinopec Group Company for the acquisition of 100% equity Interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of the Sinopec Group Company). These transactions were completed in December 2014 (Note 34).

●	Pursuant to the resolutions passed at the Directors’ meeting held on March 22, 2013, the Group acquired the equity interests of CIR, Taihu and Mansarovar from Sinopec Group Company. The acquisition was completed in 2013 (Note 19).

Amounts due from / to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31,
	2013	2014
	RMB	RMB
Trade accounts receivable	18,402	25,478
Prepaid expenses and other current assets	2,276	3,564
Long-term prepayment and other assets	11,378	14,935
Total	32,056	43,977

Trade accounts payable	10,642	16,847
Accrued expenses and other payables	22,369	24,711
Other long-term liabilities	4,102	6,470
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	54,064	102,965
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	38,356	43,145
Total	129,533	194,138

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

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As of and for the years ended December 31, 2013 and 2014, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Years ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	8,990	8,152	8,009
Retirement scheme contributions	478	480	501
	9,468	8,632	8,510

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 32. As of December 31, 2013 and 2014, the accrual for the contribution to post-employment benefit plans was not material.

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

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2012, 2013 and 2014 were RMB 6,603, RMB 7,259 and RMB 7,634, respectively.

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

Information on the Group’s reportable segments is as follows:

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	53,738	60,848	69,550
Inter-segment sales	174,571	158,618	141,544
	228,309	219,466	211,094
Refining
External sales	193,464	194,469	175,534
Inter-segment sales	1,071,387	1,111,004	1,092,244
	1,264,851	1,305,473	1,267,778
Marketing and distribution
External sales	1,453,541	1,486,037	1,458,390
Inter-segment sales	9,638	6,330	5,446
	1,463,179	1,492,367	1,463,836
Chemicals
External sales	356,150	374,097	356,993
Inter-segment sales	48,226	55,999	62,208
	404,376	430,096	419,201
Corporate and others
External sales	676,725	717,796	721,174
Inter-segment sales	635,046	640,224	587,663
	1,311,771	1,358,020	1,308,837
Elimination of inter-segment sales	(1,938,868)	(1,972,175)	(1,889,105)
Sales of goods	2,733,618	2,833,247	2,781,641

Other operating revenues
Exploration and production	28,876	22,641	16,503
Refining	6,061	5,796	5,317
Marketing and distribution	8,703	10,047	12,770
Chemicals	7,588	7,491	8,284
Corporate and others	1,199	1,089	1,399
Other operating revenues	52,427	47,064	44,273

Sales of goods and other operating revenues	2,786,045	2,880,311	2,825,914

	Years ended December 31,
	2012	2013	2014
Result	RMB	RMB	RMB
Operating income / (loss)
By segment
- Exploration and production	70,054	54,793	47,057
- Refining	(11,444)	8,599	(1,954)
- Marketing and distribution	42,652	35,143	29,449
- Chemicals	1,178	868	(2,181)
- Corporate and others	(2,443)	(3,412)	(1,063)
- Elimination	(1,335)	794	2,179
Total segment operating income	98,662	96,785	73,487
Income / (loss) from associates and joint ventures
- Exploration and production	301	358	1,117
- Refining	(934)	(486)	(871)
- Marketing and distribution	1,034	794	963
- Chemicals	408	418	603
- Corporate and others	817	1,275	1,818
Aggregate income from associates and joint ventures	1,626	2,359	3,630
Investment income
- Exploration and production	1	8	1
- Refining	75	11	17
- Marketing and distribution	131	93	71
- Chemicals	14	—	208
- Corporate and others	14	42	2,319
Aggregate investment income	235	154	2,616
Net finance costs	(9,881)	(4,246)	(14,229)
Earnings before income tax	90,642	95,052	65,504

	December 31,
	2012	2013	2014
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	368,587	406,237	453,060
- Refining	309,204	329,236	297,884
- Marketing and distribution	261,724	273,872	276,298
- Chemicals	145,867	156,373	162,685
- Corporate and others	100,517	107,197	147,015
Total segment assets	1,185,899	1,272,915	1,336,942

Interest in associates and joint ventures	50,200	75,318	80,593
Available-for-sale financial assets	2,001	3,730	868
Deferred tax assets	5,539	4,141	6,979
Cash and cash equivalents and time deposits with financial institutions	10,864	15,101	10,100
Other unallocated assets	3,441	11,711	15,886
Total assets	1,257,944	1,382,916	1,451,368

Liabilities
Segment liabilities
- Exploration and production	90,430	104,233	100,552
- Refining	62,271	69,029	67,327
- Marketing and distribution	87,785	101,564	118,493
- Chemicals	30,100	23,670	27,532
- Corporate and others	139,811	129,816	138,930
Total segment liabilities	410,397	428,312	452,834

Short-term debts	73,063	109,806	75,183
Income tax payable	6,045	3,096	1,091
Long-term debts	124,518	107,234	107,787
Loans from Sinopec Group Company and fellow subsidiaries	80,517	92,420	146,110
Deferred tax liabilities	7,294	7,977	7,820
Other unallocated liabilities	8,074	12,445	14,966
Total liabilities	709,908	761,290	805,791

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Capital expenditure
Exploration and production	78,272	105,311	80,196
Refining	32,161	26,064	27,957
Marketing and distribution	27,232	29,486	26,989
Chemicals	18,996	19,189	15,850
Corporate and others	2,061	5,076	3,648
	158,722	185,126	154,640
Depreciation, depletion and amortization
Exploration and production	39,283	44,126	48,902
Refining	12,270	13,859	15,015
Marketing and distribution	8,792	11,127	12,491
Chemicals	8,883	10,757	12,130
Corporate and others	1,228	1,396	1,559
	70,456	81,265	90,097
Impairment losses on long-lived assets
Exploration and production	1,006	2,523	2,436
Refining	—	88	29
Marketing and distribution	8	35	40
Chemicals	—	—	1,106
Corporate and others	—	15	8
	1,014	2,661	3,619

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

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
External sales
Mainland China	2,088,043	2,107,202	2,062,775
Others	698,002	773,109	763,139
	2,786,045	2,880,311	2,825,914

	December 31,
	2012	2013	2014
	RMB	RMB	RMB
Non-current assets
Mainland China	862,044	941,046	1,003,521
Others	22,123	51,181	64,589
	884,167	992,227	1,068,110

34.	PRINCIPAL SUBSIDIARIES

As of December 31, 2014, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital	Interests held by the Company	Interests held by non-controlling	Principal activities
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Marketing Co., Ltd. ("Marketing Company") (i)	RMB 20,000	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited ("Fujian Petrochemical") (ii)	RMB 5,745	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	40.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	40.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	45.00	Marketing and distribution of refined petroleum products
Sinopec (Hong Kong) Limited	HKD 13,277	100.00	—	Trading of petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical")	RMB 7,200	50.56	49.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited ("Sinopec Kantons")	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Linited Liability Company (iii)	RMB 4,000	100.00	—	Production and sale of polyester chips and polyester fibres
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited ("SIPL")	RMB 8,000	100.00	—	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	—	Marketing and distribution of refined petroleum products
Sinopec Great Wall Energy & Chemical Company Limited ("GWEC")(iv)	RMB 18,863	100.00	—	Coal chemical industry investment Management, production and sale of coal chemical products
Sinopec Great Wall Energy & Chemical (Ningxia) Company Limited ("Ningxia Nenghua")(iv)	RMB 5,130	95.00	5.00	Production and sale of electricity, cement and coal
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec-SK(Wuhan) Petrochemical Company Limited ("Zhonghan Wuhan")	RMB 6,270	65.00	35.00	Production, sale, research and development of ethylene and downstream by products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB 4,397	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products

Except for Sinopec Kantons and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated and operate their business principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i)
Pursuant to the resolution of the Company’s Meeting of Board of Directors held on February 19, 2014, the Company's business under its marketing and distribution segment of the Group was injected to Marketing Company, a wholly-owned subsidiary of the Group on April 1, 2014.

On September 12, 2014, Marketing Company entered into the "Capital Injection Agreement relating to Marketing Company" with a number of domestic and foreign investors, pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash upon the relevant approvals for this capital injection being obtained, an aggregate capital contribution of RMB 105,044 was made to the Marketing Company by 25 investors, representing 29.58% equity interest in the Marketing Company on March 6, 2015.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(iii)
Pursuant to the Share Repurchase Agreement and Disposal Agreement entered into between the Company and Yizheng Chemical Fibre Co., Ltd. on September 12, 2014, Yizheng Chemical Fibre Co., Ltd. repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company, pursuant to which this business was injected into Sinopec Yizheng Chemical Fibre Limited Liability Company.

Pursuant to the Acquisition Agreement between Sinopec Group Company and Yizheng Chemical Fibre Co., Ltd. on the same date, Yizheng Chemical Fibre Co., Ltd. issued shares to Sinopec Group Company for the acquisition of a 100% equity interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of Sinopec Group Company). The above transactions were inter-conditional and were completed in December 2014.

The Group accounted for the transaction pursuant to the Share Repurchase Agreement as a transaction with non-controlling interests since the control of business had not been lost, which resulted in an increase in capital reserve of the Group's consolidated financial statement amounting to RMB 3,227 and decrease of non-controlling interests amounting to RMB 2,867.

(iv)
During the year ended December 31, 2014, the Company increased its investment in GWEC by RMB 5,712 . Further, on August 1, 2014, GWEC acquired an additional 45% of the equity interest in shares in Ningxia Nenghua (GWEC previously held a 50% equity interest) and obtained control of Ningxia Nenghua (a coal chemical producer) which the Group accounted for as a subsidiary of GWEC thereafter. The cash consideration was RMB 2,593. The fair value of the 50% equity interest held before the business combination is RMB 2,881. The fair value of the assets and liabilities of Ningxia Nenghua primarily include construction in progress amounting to RMB 14,094, property, plant and equipment amounting to RMB 3,293 and borrowings amounting to RMB 11,862 and no goodwill has arisen from the business combination.

Summarized financial information on subsidiaries with material non-controlling interests

Set out below are the summarized financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarized balance sheet

	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		SIPL		Marketing Company(i)	Zhonghan Wuhan
	At	At	At	At	At	At	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2013	2014	2013	2014	2013	2014	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	281	436	14,486	9,510	1,886	1,581	13,983	15,416	131,012	—	1,724
Current liabilities	(197)	(224)	(18,017)	(12,485)	(972)	(928)	(2,414)	(2,387)	(280,010)	—	(13,023)
Net current assets / (liabilities)	84	212	(3,531)	(2,975)	914	653	11,569	13,029	(148,998)	—	(11,299)
Non-current assets	4,596	4,050	22,151	21,395	6,912	7,536	46,143	47,623	229,281	4,033	16,874
Non-current liabilities	(796)	(996)	(628)	(1,649)	(77)	(82)	(32,831)	(35,877)	(1,456)	—	—
Net non-current assets	3,800	3,054	21,523	19,746	6,835	7,454	13,312	11,746	227,825	4,033	16,874
Net assets	3,884	3,266	17,992	16,771	7,749	8,107	24,881	24,775	78,827	4,033	5,575
Attributable to owners of the Company	1,942	1,633	8,399	8,342	4,676	4,873	7,494	7,370	72,701	2,621	3,624
Attributable to non-controlling interests (v)	1,942	1,633	9,593	8,429	3,073	3,234	17,387	17,405	6,126	1,412	1,951

Note:
(v)	On May 9, 2013, Sinopec Kantons issued 412,500,000 ordinary shares to non-controlling interests with total consideration amounted to HK$2,681.25 million.

The Group and a fellow subsidiary of Sinopec Group Company contributed USD 1,473 million to establish Sinopec International Petroleum E&P Hongkong Overseas Limited in Hong Kong through which three new joint ventures were acquired during the year ended 31 December 2013 (Note 19).

(vi)	Zhonghan Wuhan was established in 2013.

Summarized statement of comprehensive income

Year ended December 31,	Fujian Petrochemical			Shanghai Petrochemical			Sinopec Kantons			SIPL			Marketing Company(i)	Zhonghan Wuhan(vi)
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	6,361	5,379	7,322	93,008	115,490	102,126	17,863	18,647	15,227	15,911	13,652	9,038	1,472,232	—	18,365
Net income / (loss) for the year	(1,007)	(716)	(745)	(1,505)	2,066	(676)	236	392	554	5,735	4,250	3,046	22,914	(43)	137
Total comprehensive (loss) / income	(1,006)	(714)	(750)	(1,505)	2,066	(676)	236	620	399	5,693	3,814	(106)	22,934	(43)	137
(Loss) / Profit attributable to non-controlling interests	(504)	(358)	(375)	(656)	924	(326)	85	246	158	2,622	1,774	18	930	(15)	48
Dividends declared to non-controlling interests	—	—	—	187	196	271	7	28	39	—	—	—	—	—	—

Summarized statement of cash flows

Year ended December 31,	Fujian Petrochemical			Shanghai Petrochemical			Sinopec Kantons			SIPL			Marketing Company(i)	Zhonghan Wuhan
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net cash (used) / generated from operating actities	(481)	523	197	(2,066)	5,098	3,662	245	326	225	8,097	7,006	5,383	44,337	—	1,467
Net cash used in investing activities	(288)	(698)	(303)	(4,062)	(629)	(910)	(1,455)	(3,024)	(814)	(3,040)	(36,924)	(8,282)	(46,140)	—	(2,643)
Net cash generated from/ (used in) financing activities	600	369	264	6,198	(4,497)	(2,606)	2,530	2,050	(65)	(4,399)	31,662	1,740	1,584	—	1,513
Net increase/ (decrease) in cash and cash equivalents	(169)	194	158	70	(28)	146	1,320	(648)	(654)	(658)	1,744	(1,159)	(219)	—	337
Cash and cash equivalents at January 1	197	28	222	91	161	133	626	1,920	1,295	179	824	2,468	2,878	—	—
Effect of foreign currency exchange rate changes	—	—	—	—	—	—	4	23	(13)	(13)	(100)	18	23	—	—
Cash and cash equivalents at December 31	28	222	380	161	133	279	1,950	1,295	628	824	2,468	1,327	2,682	—	337

35.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

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

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

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

As of December 31, 2013 and 2014, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 289,106 and RMB 302,570 on an unsecured basis, at a weighted average interest rate of 3.12% and 3.51% per annum, respectively. As of December 31, 2013 and 2014, the Group’s outstanding borrowings under these facilities were RMB 44,966 and RMB 78,983 and were included in debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2013
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	109,806	111,753	111,753	—	—	—
Long-term debts	107,234	134,403	3,942	14,799	82,326	33,336
Loans from Sinopec Group Company and fellow subsidiaries	92,420	93,030	54,373	484	2,613	35,560
Trade accounts payable	202,724	202,724	202,724	—	—	—
Bills payable	4,526	4,526	4,526	—	—	—
Accrued expenses and other payables	83,735	83,735	83,735	—	—	—
	600,445	630,171	461,053	15,283	84,939	68,896

	December 31, 2014
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	75,183	75,794	75,794	—	—	—
Long-term debts	107,787	129,849	4,328	16,411	63,221	45,889
Loans from Sinopec Group Company and fellow subsidiaries	146,110	147,321	103,475	1,301	6,634	35,911
Trade accounts payable	198,366	198,366	198,366	—	—	—
Bills payable	4,577	4,577	4,577	—	—	—
Accrued expenses and other payables	104,571	104,571	104,571	—	—	—
	636,594	660,478	491,111	17,712	69,855	81,800

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

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

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
Gross exposure arising from loans and borrowings	2013		2014
US Dollars	USD	4,118	USD	8,382
Euro	EUR	－	EUR	57
Japanese Yen	JPY	9,711	JPY	8,662
Hong Kong Dollars	HKD	13,931	HKD	6

A 5 percent strengthening of Renminbi against the following currencies as of December 31, 2013 and 2014 would have increased net income of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for 2013.

	December 31,
	2013	2014
US Dollars	941	1,923
Euro	－	16
Japanese Yen	21	17
Hong Kong Dollars	411	－

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

As of December 31, 2013 and 2014, it is estimated that a general increase / decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease / increase the Group’s net income by approximately RMB 411 and RMB 1,199, respectively. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2013.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December, 31, 2013 and 2014, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as of December 31, 2013 and 2014 are set out in Notes 14 and 26.

As of December 31, 2013, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would increase/decrease the Group’s net income and retained earnings by approximately RMB 18, and increase/decrease the Group’s other reserves by approximately RMB 2,806. As of December 31, 2014, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s net income by approximately RMB 1,167, and increase/decrease the Group’s other reserves by approximately RMB 2,206. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2013.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As of December 31, 2014, the Group’s exposure to equity price risk is the derivative embedded in the 2011 Convertible Bonds issued by the Company as disclosed in Note 24(v).

As of December 31, 2013, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income by approximately RMB 1,333 while a decrease of 20% in the Company’s own share price would increase the Group’s net income by approximately RMB 737. As of December 31, 2014, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s net income for the year by approximately RMB 2,730 while a decrease of 20% in the Company’s own share price would increase the Group’s net income for the year by approximately RMB 2,702. This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2013.

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

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	1,964	—	—	1,964
Derivative financial instruments:
- Derivative financial assets	348	4,316	—	4,664
	2,312	4,316	—	6,628

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	548	—	548
- Other derivative financial liabilities	339	2,285	—	2,624
	339	2,833	—	3,172

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	183	—	—	183
Derivative financial instruments:
- Derivative financial assets	2,885	9,737	—	12,622
	3,068	9,737	—	12,805

Liabilities
Derivative financial instruments:
- Embedded derivative components of the convertible bonds	—	3,288	—	3,288
- Other derivative financial liabilities	1,920	17,070	—	18,990
	1,920	20,358	—	22,278

During the years ended December 31, 2013 and 2014, there were no transfers between instruments in Level 1 and Level 2.

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

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 0.37% to 7.03% and 0.33% to 6.15% for the years ended December 31, 2013 and 2014, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries as of December 31, 2013 and 2014:

	December 31,
	2013	2014
	RMB	RMB
Carrying amount	151,852	115,767
Fair value	149,694	112,362

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization, the Group’s existing capital structure and the terms of the borrowings.

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

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as of December 31, 2013 and 2014.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the consolidated financial statements.

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

The directors consider the parent and ultimate holding company of the Group as of December 31, 2014 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in millions)

In accordance with the Accounting Standards Update 2010-03, Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures, (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group as of December 31, 2012, 2013 and 2014, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries and equity method investments. The oil and gas producing activities of the equity method investee of the Group are relatively small and therefore the information is presented with total amount of both internal and external.

Table I:   Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
The Group
Property cost, wells and related equipment and facilities	451,288	515,701	569,172
Supporting equipment and facilities	158,749	176,883	191,003
Uncompleted wells, equipment and facilities	57,124	64,569	78,971
Total capitalized costs	667,161	757,153	839,146
Accumulated depreciation, depletion, amortization and impairment losses	(316,445)	(361,859)	(411,450)
Net capitalized costs	350,716	395,294	427,696

Equity method investments
Share of net capitalized costs of joint ventures	—	14,528	15,277

Table II:   Cost incurred in oil and gas exploration and development

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
The Group
Exploration	22,637	19,158	16,704
Development	71,168	81,969	73,923
Total costs incurred	93,805	101,127	90,627

Equity method investments
Share of costs of exploration and development of joint ventures	—	35	1,381

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

Table III:   Results of operations related to oil and gas producing activities

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
The Group
Revenues
Sales	53,270	60,616	69,223
Transfers	174,251	158,317	141,521
	227,521	218,933	210,744
Production costs excluding taxes	(47,467)	(52,163)	(50,567)
Exploration expenses	(15,533)	(12,573)	(10,969)
Depreciation, depletion, amortization and impairment losses	(40,289)	(46,649)	(51,338)
Taxes other than income tax	(39,784)	(35,391)	(31,995)
Earnings before taxation	84,448	72,157	65,875
Income tax expense	(22,953)	(20,113)	(17,454)
Results of operation from producing activities	61,495	52,044	48,421

Equity method investments
Share of net income for producing activities of joint ventures	—	40	792

Total of the Group and equity method investments results of operations for producing activities	61,495	52,084	49,213

The results of operations for producing activities for the years ended December 31, 2012, 2013 and 2014 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV:   Reserve quantities information

The Group’s and equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2012, 2013 and 2014 are shown in the following table.

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

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED) – (Continued)
(All currency amounts in millions)

 “Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

	Years ended December 31,
	2012	2013	2014
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,848	2,843	2,841
Revisions of previous estimates	9	(10)	(38)
Improved recovery	163	166	154
Extensions and discoveries	151	175	141
Production	(328)	(333)	(326)
End of year	2,843	2,841	2,772

Non-controlling interest in proved developed and undeveloped reserves at the end of year	32	31	32
Proved developed reserves
Beginning of year	2,545	2,577	2,562
End of year	2,577	2,562	2,529
Proved undeveloped reserves
Beginning of year	303	266	279
End of year	266	279	243

Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,709	6,730	6,493
Revisions of previous estimates	278	(326)	175
Improved recovery	109	35	48
Extensions and discoveries	232	714	711
Production	(598)	(660)	(712)
End of year	6,730	6,493	6,715
Proved developed reserves
Beginning of year	4,246	5,439	5,781
End of year	5,439	5,781	5,987
Proved undeveloped reserves
Beginning of year	2,463	1,291	712
End of year	1,291	712	728
Share of proved developed and undeveloped reserves of joint ventures (oil) (million barrels)
Beginning of year	—	—	289
End of year	—	289	275
Share of proved developed and undeveloped reserves of joint ventures (gas) (billion cubic feet)
Beginning of year	—	—	27
End of year	—	27	26
The Group and share of joint ventures
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,848	2,843	3,130
End of year	2,843	3,130	3,047
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,709	6,730	6,520
End of year	6,730	6,520	6,741

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

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2012, 2013 and 2014 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

The Group
Future cash flows	2,029,836	1,894,416	1,807,330
Future production costs	(965,683)	(902,692)	(823,575)
Future development costs	(50,162)	(46,784)	(46,684)
Future income tax expenses	(176,591)	(145,198)	(135,219)
Undiscounted future net cash flows	837,400	799,742	801,852
10% annual discount for estimated timing of cash flows	(322,234)	(288,341)	(288,393)
Standardized measure of discounted future net cash flows	515,166	511,401	513,459
Discounted future net cash flows attributable to non-controlling interests	7,059	5,149	4,815
Equity method investments
Standardized measure of discounted future net cash flows	—	23,261	19,650

Table VI:   Changes in the standardized measure of discounted cash flows

	Years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB

Sales and transfers of oil and gas produced, net of production costs	(104,319)	(131,379)	(128,182)
Net changes in prices and production costs	(28,277)	(33,245)	(25,427)
Net change due to extensions, discoveries and improved recoveries	73,394	75,336	68,147
Revisions of previous quantity estimates	12,945	(10,478)	(1,453)
Previously estimated development costs incurred during the year	19,526	17,831	22,286
Accretion of discount	40,767	62,380	60,425
Net change in income taxes	4,630	15,790	6,262
Others	261	—	—
Net change for the year	18,927	(3,765)	2,058

F-73