Form 20-F
period 2017-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2018-04-27
CIK 1123658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transaction period form                       to

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

*              This requirement does not apply to the registrant in respect of this filing.

i

ii

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

•                  “Sinopec Corp.”, “Company”, “we”, “our” and “us” are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;

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

Conversion Conventions

Unless otherwise specified, conversion of crude oil from tonnes to barrels are made at a rate of one tonne to 7.10 barrels for crude oil we produced domestically and one tonne to 7.21, 7.20 and 7.21 barrels for the years ended December 31, 2015, 2016 and 2017, respectively for crude oil we produced overseas. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet; and 6,000 cubic feet of natural gas is converted to one BOE.

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

The following table sets forth the noon buying rate for US dollars in Renminbi for the periods indicated, as provided by the H.10 statistical release of the U.S. Federal Reserve Board. We do not represent that Renminbi or US dollar amounts could be converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates below or at all. On April 20, 2018, the noon buying rate was RMB 6.2945 to US$1.00.

	Noon Buying Rate(1)
Period	End	Average(2)	High	Low
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October 2017	6.6328	6.6254	6.6533	6.5712
November 2017	6.6090	6.6200	6.6385	6.5967
December 2017	6.5063	6.5932	6.6210	6.5063
January 2018	6.2841	6.4233	6.5263	6.2841
February 2018	6.3280	6.3183	6.3471	6.2649
March 2018	6.2726	6.3174	6.3565	6.2685
April 2018 (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    SELECTED FINANCIAL DATA

The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Statement of Income Data(1):
Operating revenues	2,881,928	2,827,566	2,020,375	1,930,911	2,360,193
Operating expenses	(2,785,165)	(2,754,127)	(1,963,553)	(1,853,718)	(2,288,723)
Operating income	96,763	73,439	56,822	77,193	71,470
Earnings before income tax	95,444	65,818	56,411	80,151	86,697
Tax expense	(24,763)	(17,571)	(12,613)	(20,707)	(16,279)
Net income attributable to equity shareholders of the Company	66,348	46,639	32,512	46,672	51,244
Basic earnings per share(2)	0.571	0.399	0.269	0.385	0.423
Basic earnings per ADS(2)	57.14	39.92	26.90	38.55	42.33
Diluted earnings per share(2)	0.536	0.399	0.269	0.385	0.423
Diluted earnings per ADS(2)	53.59	39.89	26.90	38.55	42.33
Cash dividends declared per share	0.240	0.200	0.150	0.249	0.500
Segment Operating Income/(Loss)
Exploration and production	54,793	47,057	(17,418)	(36,641)	(45,944)
Refining	8,599	(1,954)	20,959	56,265	65,007
Marketing and distribution	35,143	29,449	28,855	32,153	31,569
Chemicals	846	(2,229)	19,476	20,623	26,977
Corporate and others	(3,412)	(1,063)	384	3,212	(4,484)
Elimination of inter-segment sales	794	2,179	4,566	1,581	(1,655)
Operating income	96,763	73,439	56,822	77,193	71,470
Shares
Basic weighted average number of A and H shares	116,102,910,373	116,822,487,451	120,852,547,200	121,071,209,646	121,071,209,646
Diluted weighted average number of A and H shares	121,858,818,276	117,242,396,710	120,852,547,200	121,071,209,646	121,071,209,646

	As of December 31,
	2013	2014	2015	2016	2017
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	16,336	10,526	68,933	124,468	113,218
Total current assets	374,578	361,559	333,657	412,261	529,049
Total non-current assets	1,012,703	1,094,035	1,113,611	1,086,348	1,066,455
Total assets	1,387,281	1,455,594	1,447,268	1,498,609	1,595,504
Total current liabilities	(572,018)	(604,451)	(462,832)	(485,543)	(579,446)
Short-term debts and loans from Sinopec Group Company and its affiliates (including current portion of long-term debts)	(163,870)	(178,148)	(115,446)	(74,819)	(80,649)
Long-term debts and loans from Sinopec Group Company and its affiliates (excluding current portion of long-term debts)	(145,590)	(150,932)	(139,746)	(117,446)	(99,124)
Total equity attributable to equity shareholders of the Company	(571,087)	(595,255)	(676,197)	(710,994)	(726,120)
Total equity	(625,778)	(649,603)	(788,161)	(831,235)	(852,890)

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(RMB in millions, except per share, per ADS data and number of shares)
Statement of Cash Flow and Other Financial Data(1):
Net cash generated from operating activities	151,470	148,019	165,740	214,543	190,935
Net cash generated from/(used in) financing activities	31,146	(21,524)	9,093	(93,047)	(56,509)
Net cash used in investing activities	(178,322)	(132,321)	(116,719)	(66,217)	(145,323)
Capital expenditure Exploration and production	105,311	80,196	54,710	32,187	31,344
Refining	26,064	27,957	15,132	14,347	21,075
Marketing and distribution	29,486	26,989	22,115	18,493	21,539
Chemicals	19,263	15,944	17,634	8,849	23,028
Corporate and others	5,076	3,648	2,821	2,580	2,398
Total	185,200	154,734	112,412	76,456	99,384

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

(3)         On October 26, 2017, Gaoqiao purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited with a cash consideration of RMB 10,135 million. Before the acquisition, we and one of our subsidiaries held 30% and 20% equity interest in Shanghai SECCO, respectively. Upon completion of the acquisition, we, together with our subsidiaries, hold 100% equity interest of Shanghai SECCO, which became a subsidiary of us.

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

The estimate of reserves is influenced by, among other things:

•                  the quality and quantity of technical and economic data;

•                  the prevailing oil and gas prices applicable to our production;

•                  the production performance of the reservoirs; and

•                  the production plans and etc.

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

Our oil and gas business is currently involved in exploration activities in various regions, including in some areas where natural conditions may be challenging and where the costs of such exploration activities may be high. As a result, our oil and gas business may incur cost overruns or may be required to curtail, delay or cancel drilling operations because of many factors, including, but not limited to, the following:

•                  unexpected conditions in drilling projects;

•                  irregularities in geological formations pressure;

•                  equipment failures;

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

As many nations in the world have reached consensus on the importance and urgency of addressing climate change, the oil and gas industry in which we operate is drawing increasing concerns about global climate change in recent years. A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. The Paris Agreement on climate change adopted by 195 nations in December 2015 has placed binding commitments on nations that have ratified it since November 2016, which may lead to more stringent national and regional measures in the near future. It could result in our substantial capital expenditure from compliance with these measures, and our revenue generation and strategic growth opportunities could also be adversely impacted. In addition, China has undertaken to peak the CO2 emissions by 2030 or earlier, if possible, and to increase the non-fossil fuel share of all energy to around 20 percent by 2030. China has also implemented a national carbon emissions trading scheme in 2017, power generation industry has been included initially, and will gradually expand the industry coverage after the market matures. We are recognized as an emission-control enterprise as are most of the Chinese enterprises, which could have adverse effect on our business, financial condition and results of operations.

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

Depending upon the value of our assets, which may be determined based, in part, on the market price of our H shares or ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our income and assets and the market price of our H shares or ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC or in the foreseeable future. Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we expend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become classified as a PFIC, a US Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the H shares or ADSs and on the receipt of distributions on the H shares or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. For more information see “Item 10. Additional Information — E. Taxation— United States Federal Income Tax Considerations.”

Our operations may be adversely affected by cyber-attacks or similar disruptions.

We devote significant resources to protecting our digital infrastructure and data against cyber-attacks, if our systems against cyber-security risk prove to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including intellectual property, financial information and employer and customer data, injury to people, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. There are some uncertainty and instability in the current global economic recovery. The Chinese economy has entered the “new normal” stage with stable and favorable economic growth and is moving forward with high quality development. Our operations may also be adversely affected by factors such as foreign countries’ trade protection policies and regional trade agreements which may adversely affect our export and import activities.

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

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside China, which have recently become more significant participants in the petroleum and petrochemical industry in China. The PRC government has gradually eased the restrictions on the right to use imported crude oil and relaxed control over the right to import refined oil products. This development may lead to refining overcapacity in China and intensify competition among local refineries. The relaxation of import control may drive up cost of crude oil imports and reduce the prices of refined oil products, thus adversely impact our refining margin. The Chinese crude oil and refined oil product markets are becoming increasingly dynamic and internationalized with implementation of tariff concessions and relaxation of market access as part of China’s commitment for its accession to the WTO. The potential trade conflict and increased trade protection measures implemented by several countries may adversely affect the production, trade or demand in petroleum and petrochemical industries, and may have a significant impact on our results of operations. In the wholesale market of refined oil products previously dominated by PetroChina and us, we are facing stronger competition with new players and imported products entering the market. Our market share of chemical products is also under stronger competitive pressure due to the increasingly active participation of diversified new market players including multinational petroleum and petrochemical companies and domestic private enterprises. In addition, we also expect to face competition in both domestic and international petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. Increased competition may have a material adverse effect on our financial condition and results of operations.

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

It is possible that the current or future activities of our ultimate controlling shareholder, Sinopec Group Company, or its affiliates in or with certain countries that are the subject of economic sanctions under relevant U.S. laws could result in negative media and investor attention to us and possible imposition of sanctions on Sinopec Group Company, which could materially and adversely affect our shareholders’ value and operations.

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas or LNG, oilfield services and refining engineering projects. Sinopec Group Company’s overseas asset portfolio includes a limited number of projects in countries that are subject to U.S. sanctions administrated by OFAC and by the U.S. Department of State. We currently do not believe that our investments will result in any direct sanctions imposed by OFAC. However, further trade restrictions and other sanctions could adversely impact our investments. In addition, the United States may expand its sanctions regime to include other countries or regions where Sinopec Group Company or its affiliates, including us, may have assets or operations, or may unilaterally reinstate its sanction regime in Iran, where most U.S. secondary sanctions (i.e., those covering non-U.S. persons) have been suspended since January 16, 2016 pursuant to the terms of the Joint Comprehensive Plan of Action (the JCPOA), in the event of a dispute over Iran’s compliance with its nuclear commitments under the JCPOA. We cannot predict the interpretation or implementation of government policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates, including us, in countries or with individuals or entities that are the subject of U.S. sanctions. Similarly, we cannot predict whether U.S. sanctions will be further tightened or reinstated in the case of Iran, or the impact that such actions may have on Sinopec Group Company and us. Certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company. Furthermore, if the most extreme sanction measures under U.S. sanctions laws were applied to the properties of Sinopec Group Company and its controlled subsidiaries, Sinopec Group Company could be prohibited from engaging in business activities in the United States or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited.

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

As an integrated petroleum and petrochemical company, we are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•                  the imposition of environmental tax for the discharge of waste substances;

•                  the government, in accordance with law, to order correction, suspend production and impose fines for unlicensed or uncertified pollution discharge;

•                  the government, at its discretion, to seal up or close down any facility which has cause or may cause severe environmental damage and require it to correct or stop operations causing environmental damage; and

•                  litigations and liabilities arising from pollutions and damages to the environment and public interests.

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

In recent years, we have commenced exploration and production of unconventional oil and gas resources, such as shale oil and gas and coal bed methane, through the application of relatively advanced technologies. As a result, our unconventional oil and gas operations are subject to the limitations of unproven technology and expose us to higher environmental compliance standards and requirements. In the event of any failure to comply with such standards and requirements, we may be subject to public concerns about our unconventional oil and gas operations, which may also harm our corporate reputation.

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

From July 8, 2015 to July 7, 2016, Sinopec Group Company increased its shareholding in the Company through acquisitions of our ordinary shares on the stock market in its own name or through other concerting parties, by way of acquiring 72,000,000 A shares, representing approximately 0.06% of our issued and outstanding shares. Immediately following the shareholding increase, Sinopec Group Company directly and indirectly held 86,345,821,101 shares of the Company, representing approximately 71.32% of our issued and outstanding shares.

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

On April 27, 2017, our board of directors unanimously approved the proposal of the acquisition of equity interest in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) by Gaoqiao. On October 26, 2017, Gaoqiao purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited with a cash consideration of RMB 10,135 million. Before the acquisition, we and one of our subsidiaries held 30% and 20% equity interest in Shanghai SECCO, respectively. Upon completion of the acquisition, we, together with our subsidiaries, hold 100% equity interest of Shanghai SECCO, which became a subsidiary of us.

B.                                    BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas in China and overseas. As of December 31, 2017, we held 217 production licenses in China, with an aggregate acreage of 31,498 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometer.

As of December 31, 2017, we held 211 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 621,500 square kilometers.

As of December 31, 2017, our overseas subsidiary held one production licenses, with an acreage of 322.57 square kilometers. It currently does not have exploration licenses. Our overseas equity-accounted investments held 72 production licenses, with an aggregate acreage of 4,783 square kilometers, and four exploration licenses.

Properties

We currently operate 295 oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 75 producing blocks of various sizes extending over an area of 2,559 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2017, Shengli production field produced 166 million barrels of crude oil and 14.38 billion cubic feet of natural gas, with an average daily production of 426 thousand BOE.

As of December 31, 2017, the total acreage of our oil and gas producing fields and blocks in China was 14,394 square kilometers, including 8,528 square kilometers of developed acreage, all of which were net developed acreage; and 5,866 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2017, the total acreage of our oil and gas producing fields and blocks of our overseas subsidiary was 322.57 square kilometers, including 169.21 square kilometers of developed acreage, of which 110 square kilometers were net developed acreage; and 153.36 square kilometers of gross undeveloped acreage, of which 31.8 square kilometers were net undeveloped acreage.

As of December 31, 2017, the total acreage of our oil and gas producing fields and blocks of our overseas equity-accounted investments was 1,700 square kilometers, including 1,628 square kilometers of developed acreage, of which 1,628 square kilometers were net developed acreage; and 72.4 square kilometers of gross undeveloped acreage, of which 72.4 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2017, our estimated proved reserves of crude oil and natural gas in China were 2,425 million BOE (including 1,261 million barrels of crude oil and 6,985 billion cubic feet of natural gas), and our estimated proved reserves of crude oil and natural gas outside of China, which included a share of the estimated proved reserves of our equity-accounted investments, were 340 million BOE. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2017.

Crude Oil Proved Reserves	As of December 31, 2017
(in millions of barrels)
Developed Subsidiaries
China	1,124
Shengli	811
Others	313
Overseas	32
Subtotal	1,156
Equity-accounted investments
China	—
Overseas	273
Subtotal	273
Total Proved Developed	1,429
Undeveloped Subsidiaries
China	137
Shengli	49
Others	88
Overseas	—
Subtotal	137
Equity-accounted investments
China	—
Overseas	33
Subtotal	33
Total Proved Undeveloped	170
Total Crude Oil Proved Reserves	1,599

Natural Gas Proved Reserves	As of December 31, 2017
(in billions of cubic feet)
Developed Subsidiaries
China	6,000
Puguang	2,127
Fuling	1,121
Others	2,752
Overseas	—
Subtotal	6,000
Equity-accounted investments
China	—
Overseas	12
Subtotal	12
Total Proved Developed	6,012
Undeveloped Subsidiaries
China	985
Puguang	—
Fuling	187
Others	798
Overseas	—
Subtotal	985
Equity-accounted investments
China	—
Overseas	—
Subtotal	—
Total Proved Undeveloped	985
Total Natural Gas Proved Reserves	6,997

As of December 31, 2017, approximately 170 million barrels of our crude oil proved reserves and 985 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and overseas.  2 million barrels of crude oil and 33 billion cubic feet natural gas proved reserves in China have been classified as proved undeveloped for more than five years, mainly under Sinopec Shanghai Offshore Petroleum Company, one of our subsidiaries.

During 2017, a total of 312 wells were drilled by us in China and 122 wells were drilled overseas. We converted 41 million barrels of proved undeveloped crude oil reserves and 33 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2017. Proved developed reserves of natural gas increased from 724 billion cubic feet at the beginning of the year to 985 billion cubic feet at the end of the year. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB 5.7 billion, including RMB 5.1 billion and RMB 0.6 billion incurred in connection with our operations in China and overseas, respectively, in 2017.

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

Our RMC is co-led by several of our senior vice presidents and the head of our exploration and production segment. The current chairman of our RMC, Mr. Jiao Fangzheng, holds a Ph.D. degree in petroleum and natural gas engineering and has over 30 years of experience in the oil and gas industry. The rest of the members of our RMC are all senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

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

Oil and Natural Gas Production

In 2017, we produced an average of 1,105 thousand BOE per day in China, of which approximately 61.7% was crude oil and 38.3% was natural gas. We produced an average of 124 thousand BOE per day overseas, of which 98.4% was crude oil and 1.6% was natural gas.

The following tables set forth our average daily production of crude oil and natural gas for the years ended December 31, 2015, 2016 and 2017. The production of crude oil includes condensate.

	Year Ended December 31,
	2015	2016	2017
	(in thousands of barrels)
Average Daily Crude Oil Production
China	812	692	682
Subsidiaries	812	692	682
Shengli	527	464	455
Others	285	228	227
Overseas	146	138	122
Subsidiary	54	51	41
Equity-accounted investments	92	87	81
Total Crude Oil Production	958	830	804

	Year Ended December 31,
	2015	2016	2017
	(in millions of cubic feet)
Average Daily Natural Gas Production
China	1,952	2,083	2,490
Subsidiaries	1,952	2,083	2,490
Puguang	530	362	558
Fuling	306	486	581
Others	1,116	1,235	1,351
Overseas	11	10	10
Equity-accounted investments	11	10	10
Total Natural Gas Production	1,963	2,093	2,500

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2015, 2016 and 2017.

	Weighted Average	China	Overseas(1)
	(RMB)
For the year ended December 31, 2017
Average petroleum lifting cost per BOE	107.53	111.47	85.52
Average realized sales price
Per barrel of crude oil	332.60	327.06	363.6
Per thousand cubic meters of natural gas	1,185.53	1,185.53	—
For the year ended December 31, 2016
Average petroleum lifting cost per BOE	108.21	112.19	77.62
Average realized sales price
Per barrel of crude oil	240.70	246.10	213.41
Per thousand cubic meters of natural gas	1,266.03	1,266.03	—
For the year ended December 31, 2015
Average petroleum lifting cost per BOE	109.70	111.56	72.20
Average realized sales price
Per barrel of crude oil	283.72	280.74	316.15
Per thousand cubic meters of natural gas	1,519.83	1,519.83	—

(1)         The exchange rates we used for overseas data in this table were exchange rates for each year ended December 31, 2015, 2016 and 2017, which were RMB 6.2284 to US$1.00, RMB 6.6400 to US$ 1.00 and RMB 6.7518 to US$ 1.00, respectively.

Exploration and Development Activities

In the low oil price environment in 2017, we prioritized low-cost and high-quality exploration activities. We continued our efforts in exploration activities, focused on increasing efficiency and effectiveness, reducing our inefficient crude oil production and high cost activities, and completed the construction of the second phase of our Fuling shale gas project.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2015, 2016 and 2017.

	As of December 31,
	2015				2016				2017
Number of	Exploratory		Development		Exploratory		Development		Exploratory		Development
Drilled Wells	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	373	195	1,801	25	266	149	801	6	266	149	1,442	9
Subsidiaries	373	195	1,801	25	266	149	801	6	266	149	1,442	9
Shengli	150	73	1,020	18	166	73	462	5	151	71	845	1
Others	223	122	781	7	100	76	339	1	115	78	597	8
Overseas	—	1	149	1	2	1	99	—	2	1	119	—
Subsidiaries	—	—	5	—	—	—	—	—	—	—	—	—
Equity-accounted investments	—	1	144	1	2	1	99	—	2	1	119	—
Total	373	196	1,950	26	268	150	900	6	268	150	1,561	9

The following table sets forth the number of wells being drilled by us as of December 31, 2017, as compared to December 31, 2016:

	As of December 31,
	2016				2017
	Gross		Net		Gross		Net
Number of Drilling Welling	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	78	138	78	138	62	147	62	147
Subsidiaries	78	138	78	138	62	147	62	147
Shengli	28	21	28	21	19	—	19	—
Others	50	117	50	117	43	147	43	147
Overseas	—	2	—	2	—	5	—	5
Subsidiaries	—	—	—	—	—	—	—	—
Equity-accounted investments	—	2	—	2	—	5	—	5
Total	78	140	78	140	62	152	62	152

The following table sets forth our number of productive wells for crude oil and natural gas as of December 31, 2017, as compared to December 31, 2016:

	As of December 31,
	2015		2016		2017
Productive Wells for Crude Oil	Gross	Net	Gross	Net	Gross	Net
China	49,662	49,662	49,921	49,921	50,121	50,121
Subsidiaries	49,662	49,662	49,921	49,921	50,121	50,121
Shengli	31,547	31,547	32,019	32,019	32,105	32,105
Others	18,115	18,115	17,902	17,902	18,016	18,016
Overseas	6,913	3,122	7,432	3,614	7,350	3,968
Subsidiaries	28	15	28	14	28	14
Equity-accounted investments	6,885	3,107	7,404	3,600	7,322	3,954
Total	56,575	52,784	57,353	53,535	57,471	54,089

	As of December 31,
	2015		2016		2017
Productive Wells for Natural Gas	Gross	Net	Gross	Net	Gross	Net
China	4,758	4,727	4,966	4,932	4,800	4,762
Subsidiaries	4,758	4,727	4,966	4,932	4,800	4,762
Puguang	55	55	57	57	57	57
Fuling	175	175	253	253	266	266
Others	4,528	4,497	4,656	4,622	4,477	4,439
Total	4,758	4,727	4,966	4,932	4,800	4,762

Refining

Overview

In 2017, our refinery throughputs were approximately 239 million tonnes. We produce a full range of refined oil products. The following table sets forth our production of our principal refined oil products for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	(in million tonnes)
Gasoline	53.98	56.36	57.03
Diesel	70.05	67.34	66.76
Kerosene	24.35	25.47	26.88
Light chemical feedstock	38.81	38.54	38.60
Liquefied petroleum gas	11.58	12.12	12.37
Fuel oil	1.48	0.94	0.80

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

Refining Facilities

Currently we operate 30 refineries in China. As of December 31, 2017, our total primary distillation capacity of crude oil was 295 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2015, 2016 and 2017.

	As of and for the Year Ended December 31,
	2015	2016	2017
Primary distillation capacity of crude oil (million tonnes per annum)(1)	293.2	294.7	294.7
Refinery throughputs (million tonnes)(2)	236.5	235.5	238.5

(1)         The primary distillation capacity and refinery throughputs of joint ventures are fully included in our statistics.

(2)         When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

In 2017, our gasoline yield was 22.08%, diesel yield was 25.84%, kerosene yield was 10.41%, and light chemical feedstock yield was 14.94%. Other products include lubricant, liquefied petroleum gas, solvent, asphalt, petroleum coke, paraffin and fuel oil. For the years ended December 31, 2015, 2016 and 2017, our overall yield for all refined oil products at our refineries was 94.75%, 94.70% and 94.88%, respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2017 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2017
(in million tonnes per annum)
Maoming	23.5
Zhenhai	23.0
Jinling	21.0
Shanghai	16.0
Qilu	14.0
Yangzi	14.0
Fujian	14.0
Tianjin	13.8
Guangzhou	13.2
Gaoqiao	13.0
Qingdao	12.0
Changling	11.5
Yanshan	11.0
Shijiazhuang	10.0
Jiujiang	10.0
Hainan	9.2
Luoyang	8.0
Wuhan	8.0

In 2017, our primary distillation capacity of crude oil remained the same. In addition, in 2017, our hydrofining capacity increased by 1.8 million tonnes per annum. The revamping projects for a number of refining facilities to improve refined oil product quality were also completed and put into operation.

Source of crude oil

In 2017, approximately 88% of the crude oil required for our refinery business was imported.

Marketing and Sales of Refined Oil Products

Overview

We operate the largest sales and distribution network for refined oil products in China. In 2017, we distributed and sold approximately 178 million tonnes of gasoline, diesel and kerosene domestically. Most of the refined oil products sold by us are produced internally. In 2017, approximately 67% of our gasoline sales volume and approximately 78% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined oil products in the years of 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
Total sales volume of refined oil products (in million tonnes)	189.33	194.84	198.75
Domestic sales volume of refined oil products (in million tonnes)	171.37	172.70	177.76
Retail	119.03	120.14	121.56
Wholesale and Distribution	52.34	52.56	56.20
Average annual throughput of service stations (in tonnes per station)	3,896	3,926	3,969

	As of December 31,
	2015	2016	2017
Total number of service stations under Sinopec brand	30,560	30,603	30,633
Self-operated service stations	30,547	30,597	30,627

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2017, we sold approximately 121.56 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 68.4% of our total domestic gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2017, we had 6 franchised service stations that are owned and operated by third parties. In 2017, the average annual throughput of our service stations increased slightly from 2016, and we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Wholesale and Distribution

In 2017, we sold approximately 56.20 million tonnes of refined oil products, including 10.76 million tonnes of gasoline, 28.77 million tonnes of diesel and 16.67 million tonnes of kerosene, through wholesale and distribution to independent distributors such as domestic industrial enterprises, hotels, restaurants and agricultural producers and long-term large-scale end users such as railways, airlines, shipping and public utilities.

We operate 353 storage facilities with a total capacity of approximately 18.58 million cubic meters, substantially all of which are wholly-owned by us. These storage facilities and our wholesale centers are connected to our refineries by railway, waterway and pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

Chemicals

Overview

We are the largest petrochemicals producer and distributor in China, with our petrochemical production plants located in economically developed regions such as central, eastern and southern China. We produce and distribute a full range of chemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomer and polymers, synthetic fibers and synthetic rubber. Synthetic resins, synthetic fibers, and synthetic rubber comprise a significant majority of our external sales. Synthetic fiber monomer and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated upstream and downstream with our refining businesses, which supply a significant portion of our chemical feedstock such as naphtha. Due to the high demand in China, we sell substantially all of our chemical products in China.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2017 was 11.13 million tonnes per annum. In 2017, we produced 11.61 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2017 for our principal intermediate chemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	11,128	11,610	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO*, BASF-YPC*, Fujian, Zhongsha (Tianjing)*, Zhenhai, Sino-Korean (Wuhan)* and Great Wall EC*
Propylene	10,210	9,397

Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO*, BASF-YPC*, Jinling, Anqing, Qingdao, Hainan, Fujian, Zhongsha (Tianjing)*, Zhenhai, Sino-Korean (Wuhan)* and Great Wall EC*

Benzene	5,363	4,155	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, Shanghai SECCO*, BASF-YPC*, Fujian*, Maoming, Hainan and Sino-Korean (Wuhan)*, Jinling
Styrene	2,303	2,349	Zhenhai, Yanshan, Qilu, Guangzhou, Maoming, Shanghai SECCO*, Anqing and BASF-YPC*
Para-xylene	4,839	4,625	Shanghai, Yangzi, Qilu, Tianjin, Luoyang, Zhenhai, Jinling, Fujian* and Hainan
Phenol	758	709	Yanshan, Gaoqiao and Zhongsha (Tianjin)*

*                 Joint ventures, of which the production capacities and outputs are fully included in our statistics; Shanghai SECCO became our wholly owned subsidiary in November 2017.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2017.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	7,564	7,486	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO*, BASF-YPC*, Fujian, Zhongsha (Tianjing)*, Zhenhai, Sino-Korean (Wuhan)* and Great Wall EC*
Polypropylene	7,409	7,082

Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, Shanghai SECCO*, Fujian, Zhongsha (Tianjing)*, Zhenhai, Sino-Korean (Wuhan)* , Great Wall EC*, Luoyang, Jiujiang, Jingmen, Hainan, Beihai, and Shijiazhuang

Polyvinyl chloride	600	203	Qilu
Polystyrene	698	630	Yanshan, Qilu, Maoming, Guangzhou, and Shanghai SECCO*
Acrylonitrile butadiene styrene	200	180	Gaoqiao

*                 Joint ventures, of which the production capacities and outputs are fully included in our statistics; Shanghai SECCO became our wholly owned subsidiary in November 2017.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2017 production, we are the largest producer of ethylene glycol and caprolactam in China.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2017 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	3,119	2,248	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	3,209	2,690	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC*, Zhongsha (Tianjing)*, Zhenhai
Acrylonitrile	1,070	979	Anqing, Qilu and Shanghai SECCO*
Caprolactam	709	589	Baling and Shijiazhuang
Polyester	3,393	2,723	Shanghai, Yizheng, Tianjin and Luoyang

*                 Joint ventures, of which the production capacities and outputs are fully included in our statistics; Shanghai SECCO became our wholly owned subsidiary in November 2017.

Synthetic Fibers

We are the largest producer of acrylic fibers in China. Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2017.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,231	1,006	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	208	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styrene butadiene-styrene thermoplastic elastomer and isobutadiene isoprene rubber, or IIR. Based on our 2017 production, we are the largest producer of SBR and cis-polybutadiene rubber in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2017 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	420	363	Yanshan, Qilu, Maoming and Yangzi
Styrene butadiene rubber	430	316	Qilu, Gaoqiao and Yangzi
Styrene-butadiene-styrene thermoplastic elastomers	340	96	Yanshan and Maoming
Isobutylene isoprene rubber	125	13	Yanshan
Isoprene rubber	30	—	Yanshan
Ethylene propylene rubber	75	62	Gaoqiao

Marketing and Sales of Petrochemicals

The central, eastern and southern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a geographic advantage over our competitors.

The prices of petrochemical products in China have become market-oriented. Our principal sales channels consist of (i) direct sales to domestic and foreign large- and medium-sized manufacturing enterprises, which account for more than 74% of our direct sales, (ii) sales to distributors, who are responsible for sales and distribution to a portion of our smaller and scattered customers or specific customers, and (iii) sales of chemical products through our e-commerce platform “Chem E-Mall”, which effectively expands our traditional sales channels and provides new options for procurement.

Competition

According to the Measures for the Administration of Overseas Investment of Enterprises (Decree No. 11 of 2017 of the National Development and Reform Commission), when an investment entity conducts overseas investment, it shall undergo the formalities for the confirmation or recordation of overseas investment projects, report relevant information, and cooperate in supervision and inspection. The scope of implementation of confirmation management is sensitive projects conducted by investors directly or through overseas enterprises controlled by them, including projects involving sensitive countries and regions, and projects involving sensitive industries. The scope of the implementation of recordation management is non-sensitive projects that are directly conducted by investors, namely, non-sensitive projects that involve investors’ direct contribution of assets or rights and interests or provision of financing or security. The confirmation or recordation authority is the National Development and Reform Commission (NDRC).

In accordance with the Administrative Measures Confirmation or Recordation of Overseas Investment Projects (NDRC Decree No. 9 of 2014) and the Decision of NDRC on Amending the Relevant Clauses of the Administrative Measures for the Confirmation or Recordation of Outbound Investment Projects and Administrative Measures for the Approval and Record-Filing of Foreign Investment Projects (NDRC Decree No. 20), overseas investment projects involving sensitive countries or regions or sensitive industries shall be confirmed by NDRC, among which, projects with the amount of Chinese investment over US$ 2 billion shall be subject to an examination opinion of NDRC after being reported to the State Council for confirmation. All other projects, including those by enterprises directly administered by the SASAC and local enterprises with an investment size over US$3 billion, will require only a recordation with NDRC.

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

Chemicals

We compete with domestic and foreign chemicals producers in the chemicals market. We adopt the strategy of “one product one policy, one customer one case” to meet customers’ needs, tailor supply secured plans for customers, provide customized services, and strive to create value for customers. Our petrochemical production facilities’ proximity to customers has given us significant regional advantages over our competitors in terms of easy access to our customers, resulting in lower transportation costs, more reliable delivery of products and better service to customers.

Patents and Trademarks

In 2017, we were granted 3,640 patents in China and overseas. As of December 31, 2017, we owned a total of 25,931 patents in China and overseas.

In 2017, we have 391 material trademarks approved internally, among which 241 are registered in China and 150 registered overseas.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2017, we sourced approximately 8.57% of our total refinery throughputs of crude oil from Iran. In addition, we engaged in a small amount of trading activities with an Iranian company which generated us a net profit of approximately US$2.32 million.

Based on feedback to our inquiries to Sinopec Group Company, our controlling shareholder, Sinopec Group Company engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue from these business activities accounted for 0.0001% of its total unaudited sales revenue.

Since we have performance obligations under our Iran-related contracts, we are contractually required to continue our performance under our Iran-related contracts in 2018.

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

The Ministry of Commerce (MOFCOM)

MOFCOM is responsible for the record-filing of Sino-foreign equity joint venture contracts and Sino-foreign cooperation joint venture contracts, and monitoring the foreign investors’ oil and gas exploration projects in the PRC. It is responsible for approving or filing of the overseas investment by PRC enterprises and issuing the enterprise overseas investment certificate and quotas and licenses for import and export of crude oil and refined oil products. According to the law, MOFCOM is also responsible for supervising, approving and record-filing of foreign investment (excluding financial investment) of domestic enterprises.

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

Applicants for exploration licenses must first submit applications to the MLR with respect to blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment and pay annual exploration license fees, ranging from RMB 100 to RMB 500 per square kilometer, relating to the exploration blocks in respect of which the license is issued. The maximum term of an oil and gas exploration license is 7 years. Such exploration license may be renewed upon application by the holder at least 30 days prior to expiration date, with each renewal for a maximum two-year term. Under the PRC laws and regulations, we are entitled for reductions and exemptions of exploration license fees for exploration in the western, offshore and northeastern regions of China.

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

Price Controls on Natural Gas

In recent years, the pace of market-oriented natural gas price reforms has accelerated significantly. In April 2015, according to the change in the price of alternative energy, NDRC has reduced the price of non-residential incremental natural gas by RMB 0.44 per cubic meter, increased the price of stock natural gas by RMB 0.04 per cubic meter, and unified the stock natural gas and incremental natural gas prices.  In November 2015, pursuant to the general guideline of furthering the price reform of resource products, NDRC released the Circular on Adjustment of the City-Gate Price of Non-Residential Stock Natural Gas (NDRC Pricing Circular 2688[2015]) to further liberalize the pricing of natural gas by replacing the reference ceiling price for city-gate prices of non-residential stock natural gas with a reference base rate. Starting from November 2016, suppliers and buyers may determine through negotiations the specific prices, subject to the cap of 120% of the reference base rate. In October 2016, NDRC has gradually relaxed the control over service prices for gas prices used for fertilizer production, determined that the relevant prices of gas storage facilities were market-oriented, and launched a trial reform of the marketization of city-gate prices in Fujian Province.  The city-gate prices for the supply of natural gas in Fujian Province were determined by the supplying and demanding parties through consultation, which further promoted the market-oriented reform of natural gas prices.

In August 2017, based on the results of the supervision and review of the pricing of natural gas pipelines, NDRC adjusted the pipeline transportation prices, and issued the Notice on Reducing the Non-Residential Natural Gas Reference City-Gate Price  (NDRC Pricing Circular 1582[2017]) in conjunction with the adjustment of the natural gas value-added tax rate. Since September 1, 2017, the non-residential natural gas reference city-gate prices have been reduced by RMB 0.1 per cubic meter. NDRC encouraged the natural gas production and operation enterprises and users to actively enter the natural gas trading platform, and the prices of natural gas that have been openly traded on trading platforms such as the Shanghai Oil and Gas Exchange Center and Chongqing Oil and Gas Exchange Center are formed by the market. The marketization of domestic natural gas prices is further enhanced.

Regulation of Pipelines Networks

In October 2016, NDRC issued the Interim Provisions for Management Measures of Natural Gas Pipeline Transmission Prices and the Interim Provisions for Supervision and Review of Natural Gas Pipeline Transmission Cost (NDRC Pricing Circular 2142[2016]).

In August 2017, according to the Interim Provisions for Management Measures of Natural Gas Pipeline Transmission Prices and the Interim Provisions for Supervision and Review of Natural Gas Pipeline Transmission Cost, after the supervision and review of the pricing of natural gas interprovincial pipelines, NDRC issued the Notice on Ratifying the Natural Gas Pipeline Transmission Prices (NDRC Pricing Circular 1581[2017]) to adjust the prices of natural gas interprovincial pipelines. Since September 1, 2017, based on the pipeline transmission prices (traffic price rate) of the Sichuan-East Gas Pipeline and Yulin-Jinan Pipeline published by the NDRC, along the transportation distance of the natural gas inlet and export, we have calculated and determined the prices of the gas transmission points for Sichuan-East Gas Pipeline and the Yulin-Jinan Pipeline and published the list of prices on our official website.

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

Investment

Overseas investments by Chinese enterprises (other than financial enterprises) involving sensitive countries or regions or sensitive industries shall be submitted to MOFCOM for approval, and other overseas investments by Chinese enterprises will only need to submit a filing with MOFCOM or its regional branches.

On June 28, 2017, NDRC and MOFCOM jointly issued the Catalogue of Industries for Guiding Foreign Investment (Revision 2017), which came into force on July 28, 2017. The catalogue further reduces the restrictive measures for foreign investment, promotes the substantial relaxation of foreign investment access, and enhances the level of opening of industries of services, manufacturing and mining. It also explicitly presents a negative list for foreign investment access.

According to the Measures for Supervision and Administration of Overseas Investment by Central Enterprises (SASAC Decree No. 35[2017]) promulgated by the State-owned Assets Supervision and Administration Commission of the State Council, central enterprises shall establish a negative list for overseas investment. The foreign investment projects listed in the special supervision category of the negative list shall be submitted to the SASAC for approval.

In accordance with the Administrative Measures for Overseas Investments (MOFCOM Order No. 3[2014]) issued by MOFCOM, overseas investments involving sensitive countries (regions) and sensitive shall be approved by MOFCOM.  All other investments swill require only a filing with MOFCOM.

Under the State Council’s Decision on Investment System Reform (State Council No.20[2004]), investments without the use of government funds are only subject to a licensing system or a registration system, as the case may be. Under the current system, only significant projects and the projects of restrictive nature are subject to approval so as to maintain social and public interests, and all other projects of any investment scale are only subject to a registration system.

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

In April 2017, the State Council issued a notice to implement the reform of the existing mineral resources income levy system, in which the existing license fees of exploration rights and production rights will be integrated into mining rights occupancy fees, and will be dynamically adjusted based on the changes in mineral product prices and economic development needs. Collection methods and standards have not yet been released.

Applicable tax, fees and royalties on refined oil products and other refined oil products generally payable by us or by other companies in similar industries are shown below.

Tax Item	Tax Base	Tax Rate/Fee Rate

Enterprise income tax	Taxable income	25% effective from January 1, 2008.

Value-added tax	Revenue

11% for liquefied petroleum gas, natural gas, and low density polyethylene for production of agricultural film and fertilizers and 17% for other items. 6%, 11% and 17% for taxable services. We generally charge value-added tax to our customers at the time of settlement on top of the selling prices of our products on behalf of the taxation authority. We may directly claim refund from the value-added tax collected from our customers for value-added tax that we paid for (i) purchasing materials consumed during the production process; and (ii) charges paid for drilling and other engineering services.

Consumption tax	Aggregate volume sold or self-consumed	Effective from January 13, 2015, RMB 1.52 per liter for gasoline, naphtha, solvent and lubricant, and RMB 1.2 per liter for diesel, fuel oil and jet kerosene.

Import tariff	CIF China price

5% for gasoline, 6% for diesel, 9% for jet kerosene and 6% for fuel oil. In 2017, the applicable tax rate for motor gasoline and aviation gasoline, No. 5-7 fuel oil and diesel is 1% and 0% for jet kerosene and naphtha.

Resource tax	Aggregate volume sold or self-consumed

Effective from December 1, 2014, for domestic production of crude oil and natural gas, the applicable tax rate is increased from 5% to 6% of the sales revenue, exemption or deduction may apply if qualified.

Resource compensation tax	Sales revenue of crude oil and natural gas	Effective from December 1, 2014, the applicable tax rate is reduced from 1% to zero.

Exploration license fee	Area	RMB 100 to RMB 500 per square kilometer per annum.

Production license fee	Area	RMB 1,000 per square kilometer per annum.

Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.

City construction tax	Total payment of value-added tax, consumption tax and business tax	1%, 5% and 7%.

Education surcharge and local education surcharge	Total payment of value-added tax, consumption tax and business tax	3% for education surcharge and 2% for local education surcharge.

Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$65 per barrel.	Progressive rate of 20% to 40% for revenues derived from crude oil with realized price in excess of US$65 per barrel.

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

C.                                    ORGANIZATIONAL STRUCTURE

For a description of our relationship with Sinopec Group Company, see “Item 4. Information on the Company — A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions.” For a description of our significant subsidiaries, see Note 35 to our consolidated financial statements.

D.                                    PROPERTY, PLANT AND EQUIPMENT

We own substantially all of our properties, plants and equipment relating to our business activities. See “Item 4. Information on the Company — B. Business Overview” for description of our property, plant and equipment.

Environmental Matters

We are subject to various national environmental laws and regulations and also environmental regulations promulgated by the local governments in those jurisdictions we have operations, and we must pay the environmental tax for pollutant emissions. Usually the environmental tax increases for each incremental amount of discharge up to a certain level. Above a certain level prescribed by the pollutant discharge permits or other standards, the PRC regulations permit the local government to order any of our facilities to cure certain behavior causing environmental damage and subject to the central government’s approval, the local government may also issue orders to close any of our facilities that fail to comply with the existing regulations. In addition, we have incurred capital expenditure specifically in compliance with the various environmental protection objectives set by the PRC government for the petroleum and chemical industry, to promote energy saving and environmental protection.

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

Environmental regulations also require companies to file an environmental impact report to the Ministry of Ecology and Environment or local environment department for approval before undertaking any project with negative impact on the environment. The construction of such projects shall comply with any environmental protection measures required by the environmental bureau.  After the completion of the construction, the projects shall be assessed according to the relevant requirements of environmental assessment, and the projects will only be permitted to operate after the assessment of its discharge treatment facilities, measures and pollutant discharge satisfactory environmental assessment and approval requirements.

We believe our environmental protection systems and facilities are adequate for us to comply with current applicable national and local environmental protection regulations. The PRC government, however, may impose stricter regulations which may require additional expenditure on compliance with environmental regulations.

Our environmental protection expenditures were approximately RMB 5.8 billion in 2015, RMB 6.4 billion in 2016 and RMB 7.9 billion in 2017.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (SPI Fund), approximately RMB 817.1 billion of coverage on our property and plants and approximately RMB 81.8 billion of coverage on our inventory. In 2017, we paid an insurance premium of approximately RMB 2.4 billion to Sinopec Group Company for such coverage.

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

Engineering estimates of our oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. If the estimated proved reserves is adjusted downward, the change in depreciation expense or write-down of book value of oil and gas properties will have impact on our profit. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depletion rates.

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

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties. Depletion rates are determined based on estimated proved developed oil and gas reserve quantities (the denominator) and oil and gas production volume within reporting period (the numerator). Therefore, assuming all other variables are held constant, an increase in estimated proved developed reserves decreases our depreciation, depletion and amortization expense. Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset, including oil and gas properties, may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. For goodwill, the recoverable amount is estimated annually. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for our assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sales volume, selling price, amount of operating costs and discount rate. We use all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of reserve quantities, sales volume, selling price, amount of operating costs and discount rate.

Impairment losses recognized for each of the three years ended December 31, 2015, 2016 and 2017 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2015	2016		2017
	(RMB in millions)
Exploration and production	4,864	11,605	*	13,556	*
Refining	9	1,655		1,894
Marketing and distribution	19	267		675
Chemicals	142	2,898		4,922
Corporate and others	112	—		211
Total	5,146	16,425		21,258

*                 Information relating to the detailed analysis of the change in impairment losses is presented in Note 7 to the consolidated financial statements.

Depreciation

Property, plant and equipment (other than oil and gas properties) are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. We review the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on our historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates. There have been no significant changes to the estimated useful lives and residual values during each of the three years ended December 31, 2015, 2016 and 2017.

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

	Year ended December 31,
	2015	2016	2017
	(RMB in millions)
Balance as of January 1	530	525	683
Impairment losses recognized for the year .	40	238	49
Reversal of impairment losses	(13)	(8)	(100)
Written off	(38)	(72)	(21)
Others	6	—	1
Balance as of December 31	525	683	612

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

	Year ended December 31,
	2015	2016	2017
	(RMB in millions)
Balance as of January 1	3,603	4,402	920
Allowance for the year	3,687	430	436
Reversal of allowance on disposal	(34)	(10)	(13)
Written off	(2,931)	(4,021)	(190)
Others	77	119	2
Balance as of December 31	4,402	920	1,155

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

B.                                    CONSOLIDATED RESULTS OF OPERATIONS

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

In 2017, our total operating revenues were RMB 2,360.2 billion, representing an increase of 22.2% over 2016. Our operating income was RMB 86.7 billion, representing an increase of 8.2% over 2016.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
	2016	2017	Change from 2016 to 2017
	(RMB in millions)		(%)
Operating revenues	1,930,911	2,360,193	22.2
Sales of goods	1,880,190	2,300,470	22.4
Other operating revenues	50,721	59,723	17.7
Operating expenses	(1,853,718)	(2,288,723)	23.5
Purchased crude oil, products and operating supplies and expenses	(1,379,691)	(1,770,651)	28.3
Selling, general and administrative expenses	(64,360)	(64,973)	1.0
Depreciation, depletion and amortization	(108,425)	(115,310)	6.4
Exploration expenses, including dry holes	(11,035)	(11,089)	0.5
Personnel expenses	(63,887)	(74,854)	17.2
Taxes other than income tax	(232,006)	(235,292)	1.4
Other operating (expenses)/income, net	5,686	(16,554)	—
Operating income	77,193	71,470	(7.4)
Net finance costs	(6,611)	(1,560)	(76.4)
Investment income and share of profits less losses from associates and joint ventures	9,569	16,787	75.4
Earnings before income tax	80,151	86,697	8.2
Tax expense	(20,707)	(16,279)	(21.4)
Net income	59,444	70,418	18.5
Attributable to:
Owners of the Company	46,672	51,244	9.8
Non-controlling interests	12,772	19,174	50.1

Operating revenues

In 2017, our sales of goods were RMB 2,300.5 billion, representing a increase of 22.4% over 2016. This was mainly attributable to our expanded market by taking opportunities along with oil price’s gradually rising, and the increase of prices and sales volume of main crude oil and petrochemical products in 2017.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2016 to 2017 for our major products:

	Sales Volume			Change from	Average Realized Price			Change from
	2016		2017	2016 to 2017	2016		2017	2016 to 2017
	(thousand tonnes)			(%)	(RMB per tonne)			(%)
Crude oil	6,808		6,567	(3.5)	1,628		2,390	46.8
Natural gas	19,008	(1)	22,529	18.5	1,258	(2)	1,290	2.5
Gasoline	77,480		83,933	8.3	6,386		6,941	8.7
Diesel	91,492		88,848	(2.9)	4,482		5,038	12.4
Kerosene	25,164		25,557	1.6	2,807		3,531	25.8
Basic chemical feedstock	32,248		35,964	11.5	4,054		4,855	19.8
Monomer and polymer for synthetic fiber	7,146		10,267	43.7	5,325		6,038	13.4
Synthetic resin	12,223		13,199	8.0	7,488		8,155	8.9
Synthetic fiber	1,369		1,304	(4.7)	7,113		8,556	20.3
Synthetic rubber	1,098		1,128	2.7	9,608		11,913	24.0
Chemical Fertilizer	714		698	(2.2)	1,612		2,010	24.7

(1)         million cubic meters

(2)         RMB per thousand cubic meters

Sales of crude oil and natural gas

Most of crude oil and a portion of natural gas we produced were used internally for refining and chemical production and the remaining were sold to external customers. In 2017, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB 69.2 billion, representing an increase of 45.8% over 2016. The change was mainly due to price increase of crude oil and sales volume increase of natural gas in 2017.

Sales of refined petroleum products

In 2017, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 1,324.4 billion, accounting for 56.1% of our operating revenues and representing an increase of 17.2% over 2016. The increase was mainly because of the increase in prices of various refined petrochemical products. The sales revenue of gasoline, diesel and kerosene was RMB 1,120.4 billion, accounting for 84.6% of the total revenue of other refined petroleum products and representing an increase of 14.8% over 2016. The sales revenue of other refined petroleum products was RMB 204.0 billion, accounting for 15.4% of the total revenue of petroleum products and representing an increase of 31.8% over 2016.

Sales of chemical products

Our external sales revenue of chemical products was RMB 373.8 billion, accounting for 15.8% of our operating revenues and representing an increase of 31.5% over 2016. This was mainly attributable to the increase in prices and sales volume of chemical products.

Revenue from corporate and others

In 2017, our corporate and others realized sales revenue of RMB 533.1 billion, accounting for 22.6% of our operating revenue and representing an increase of 27.5% over 2016. This was mainly attributable to the price increase of trading crude oil and refined oil.

Operating expenses

In 2017, our operating expenses were RMB 2,288.7 billion, representing an increase of 23.5% over 2016, which was mainly attributable to the prices increase of crude oil and petrochemical products. Among the operating expenses:

Purchased crude oil, products and operating supplies and expenses were RMB 1,770.7 billion, representing an increase of 28.3% over 2016, accounting for 77.4% of the total operating expenses, of which:

•                  crude oil purchase expenses were RMB 497.1 billion, representing an increase of 33.0% over 2016. In 2017, the total throughput of crude oil that was purchased externally was 211.03 million tonnes (excluding the amount processed for third parties), representing an increase of 4.3% over 2016; the average unit processing cost for crude oil purchased externally was RMB 2,655 per tonne, representing an increase of 27.4% over 2016;

•                  refined oil purchase expenses were RMB 300.5 billion, representing an increase of 23.3% over 2016, which was mainly attributable to the prices increase of purchased refined oil along with the price increase of crude oil;

•                  trade purchase expenses were RMB 503.9 billion, representing an increase of 27.7% over 2016, which was mainly attributable to the price increase of trading crude oil and refined oil; and

•                  other purchasing expenses were RMB 469.2 billion, representing an increase of 27.6% over 2016. This was mainly due to the price increase of other petroleum related products purchased from external sources along with the price increase of crude oil.

Selling, general and administrative expenses totaled RMB 65.0 billion, representing an increase of 1.0% over 2016.

Depreciation, depletion and amortization was RMB 115.3 billion, representing an increase of RMB 6.9 billion and 6.4% over 2016. This was mainly due to the increase of exploration and production segment by RMB 4.9 billion over 2016.

Exploration expenses, including dry holes were RMB 11.1 billion, representing an increase of 0.5% over 2016.

Personnel expenses were RMB 74.9 billion, representing an increase of 17.2% over 2016. That was mainly because the Company promoted the reform of employment system, transferred some labours into contracted employees, which increased salary and other expenses. To implement the requirement of deepening the reform as required by the Central government, the Company handed over parts of its subsidiaries’ social insurance to local government, and paid relevant fees according to the local government’s requirements. As the Company improved its profit in 2017, income of employee was increased accordingly in line with its incentive mechanism.

Taxes other than income tax were RMB 235.3 billion, representing an increase of 1.4% over 2016.

Other operating (expenses)/income, net were RMB 16.6 billion, increased by RMB 22.2 billion over the same period of 2016. That was mainly due to the non-operating income from capital injection of Sichuan-to-East China Pipeline Co.

Operating income

In 2017, our operating income was RMB 71.5 billion, representing a decrease of 7.4% over 2016. Excluding the capital introduction in Sichuan-to-East China gas pipeline in 2016 and the acquisition of Shanghai SECCO in 2017, our operating income in 2017 increased by 19.2% over 2016.

Net finance costs

In 2017, our net finance costs were RMB 1.6 billion, representing a decrease of 76.4% over 2016. This decrease in finance costs was mainly attributable to (i) interest expenses decreased by RMB 2.1 billion as a result of the significant decrease of interest-bearing debts ; (ii) foreign exchange gain of RMB 0.3 billion, increased by RMB 0.9 billion as compared with 2016; (iii) interest income increased by RMB 2.0 billion due to the increase of monetary reserve.

Earnings before income tax

In 2017, our earnings before income tax were RMB 86.7 billion, excluding the capital introduction in Sichuan-to-East China gas pipeline in 2016 and the acquisition of Shanghai SECCO in 2017, representing an increase of 38.9% over 2016.

Tax expense

In 2017, we recognized income tax expense of RMB 16.3 billion, representing a decrease of 21.4% over 2016. That was mainly due to the increase in exempt investment income.

Net income attributable to non-controlling interests

In 2017, our net income attributable to non-controlling interests was RMB 19.2 billion, representing an increase of RMB 6.4 billion over 2016.

Net income attributable to equity shareholders of the Company

In 2017, our net income attributable to our equity shareholders was RMB 51.2 billion, representing an increase of 9.8% over 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

In 2016, our total operating revenues were RMB 1,930.9 billion, representing a decrease of 4.4% over 2015. Our operating income was RMB 77.2 billion, representing an increase of 35.9% over 2015.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2015 and 2016.

	Year Ended December 31,
	2015	2016	Change from 2015 to 2016
	(RMB in millions)		(%)
Operating revenues	2,020,375	1,930,911	(4.4)
Sales of goods	1,977,877	1,880,190	(4.9)
Other operating revenues	42,498	50,721	19.3
Operating expenses	(1,963,553)	(1,853,718)	(5.6)
Purchased crude oil, products and operating supplies and expenses	(1,494,046)	(1,379,691)	(7.7)
Selling, general and administrative expenses	(69,491)	(64,360)	(7.4)
Depreciation, depletion and amortization	(96,460)	(108,425)	12.4
Exploration expenses, including dry holes	(10,459)	(11,035)	5.5
Personnel expenses	(56,619)	(63,887)	12.8
Taxes other than income tax	(236,349)	(232,006)	(1.8)
Other operating (expenses)/income, net	(129)	5,686	—
Operating income	56,822	77,193	35.9
Net finance costs	(9,239)	(6,611)	(28.4)
Investment income and share of profits less losses from associates and joint ventures	8,828	9,569	8.4
Earnings before income tax	56,411	80,151	42.1
Tax expense	(12,613)	(20,707)	64.2
Net income	43,798	59,444	35.7
Attributable to:
Owner of the Company	32,512	46,672	43.6
Non-controlling interests	11,286	12,772	13.2

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

Sales of refined oil products

In 2016, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined oil products) to external parties. The external sales revenue realized by these two segments were RMB 1,130.4 billion, accounting for 58.5% of our operating revenues and representing a decrease of 6.3% over 2015. The decrease was mainly because of the decline in prices of various refined petrochemical products. The sales revenue of gasoline, diesel and kerosene was RMB 975.6 billion, accounting for 86.3% of the total revenue of other refined petroleum products and representing a decrease of 4.4% over 2015. Sales revenue of other refined oil products was RMB 154.8 billion, accounting for 13.7% of the total revenue of petroleum products and representing a decrease of 17.0% over 2015.

Sales of chemical products

Our external sales revenue of chemical products was RMB 284.3 billion, accounting for 14.7% of our operating revenues and representing an increase of 2.8% over 2015. This was mainly attributable to the sales volume increase of our chemical products.

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

Selling, general and administrative expenses totaled RMB 64.4 billion, representing a decrease of 7.4% over 2015. This was mainly attributable to the reform of our employment system, the transfer of certain labor services to contract employment and continued efforts in cost control.

Depreciation, depletion and amortization was RMB 108.4 billion, representing an increase of 12.4% over 2015. This was mainly due to the decrease of oil and gas reserves and the increase in depreciation and depletion rate as a result of the oil price decline.

Exploration expenses, including dry holes were RMB 11.0 billion, representing an increase of 5.5% over 2015. This was mainly due to our exploration efforts maintained in low oil price environment.

Personnel expenses were RMB 63.9 billion, representing an increase of 12.8% over 2015. This was mainly attributable to the reform of our employment system from 2016.

Taxes other than income tax were RMB 232.0 billion, representing a decrease of 1.8% over 2015. This was mainly attributable to the decrease of consumption tax by RMB 4.9 billion as a result of the decline of diesel production, and the decrease of resources tax by RMB 1.0 billion over the same period of 2015 due to oil price drop.

Other operating income, net were RMB 5.7 billion, compared by a loss of RMB 0.1 billion in 2015 was mainly attributable to the increase of non-operating income as a result of the disposal of Sichuan-to-East China gas pipeline assets as well as the increase of asset impairment.

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

Tax expense

In 2016, we recognized income tax expense of RMB 20.7 billion, representing an increase of 64.2% over 2015. That was mainly due to the substantial increase of profits over the same period of 2015.

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

C.                                    DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS

We divide our operations into four business segments (exploration and production segment, refining segment, marketing and distribution segment and chemicals segment) and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated in the financial data discussed in this section. In addition, the operating revenue data of each segment have included the “other operating revenues” of this segment.

The following table sets forth the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter- segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter- segment Sales
	2015	2016	2017	2016	2017	2016	2017
	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production
External sales(1)	68	57	80	1.8	2.1	3.0	3.4
Inter-segment sales	71	59	78	1.9	2.0
Total operating revenue	139	116	158	3.7	4.1
Refining
External sales(1)	126	108	138	3.5	3.6	5.6	5.8
Inter-segment sales	801	748	874	24.2	23.0
Total operating revenue	927	856	1,012	27.7	26.6
Marketing and distribution
External sales(1)	1,103	1,049	1,220	33.9	32.1	54.3	51.7
Inter-segment sales	3	4	4	0.1	0.1
Total operating revenue	1,106	1,053	1,224	34.0	32.2
Chemicals
External sales(1)	285	297	388	9.6	10.2	15.4	16.5
Inter-segment sales	43	38	50	1.2	1.3
Total operating revenue	328	335	438	10.8	11.5
Corporate and others
External sales(1)	438	420	534	13.5	14.0	21.7	22.6
Inter-segment sales	346	320	440	10.3	11.6
Total operating revenue	784	740	974	23.8	25.6
Total operating revenue before inter-segment eliminations	3,284	3,100	3,806	100.0	100.0
Elimination of inter-segment sales	(1,264)	(1,169)	(1,446)
Consolidated operating revenues	2,020	1,931	2,360			100.0	100.0

(1)         include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from 2016 to 2017.

	Year Ended December 31,			Change from
	2015	2016	2017	2016 to 2017
	(RMB in billions)			(%)
Exploration and production
Total operating revenues	139	116	158	35.9
Total operating expenses	(156)	(153)	(204)	33.3
Total operating income/(loss)	(17)	(37)	(46)	—
Refining
Total operating revenues	927	856	1012	18.2
Total operating expenses	(906)	(800)	(947)	18.4
Total operating (loss)/income	21	56	65	15.5
Marketing and distribution
Total operating revenues	1,106	1,053	1,224	16.3
Total operating expenses	(1,078)	(1,021)	(1193)	16.8
Total operating income/(loss)	28	32	31	(1.8)
Chemicals
Total operating revenues	328	335	438	30.6
Total operating expenses	(309)	(314)	(411)	30.6
Total operating (loss)/income	19	21	27	30.8
Corporate and others
Total operating revenues	784	740	974	31.7
Total operating expenses	(784)	(737)	(979)	32.9
Total operating (loss)/income	0	3	(5)	—
Elimination of inter-segment income	5	2	(2)	—

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

In 2017, the operating revenues of this segment were RMB 157.5 billion, representing an increase of 35.9% over 2016. This was mainly attributed to the rise of realized price of crude oil and natural gas as well as expansion of LNG business.

This segment sold 35.31 million tonnes of crude oil and 24.48 billion cubic meters of natural gas in 2017, representing a decrease of 2.9% and an increase of 19.1% over 2016, respectively; 4.82 billion cubic meters of gasified LNG, representing an increase of 118.9% over 2016; and 2.28 million tonnes of  LNG, representing an increase of  43.7% over 2016, The average realized price of crude oil and natural gas were RMB 2,341 per tonne and RMB 1,296 per thousand cubic meters, respectively, representing an increase of 35.0% and 2.3%, respectively, over 2016, and the average realized price of gasified LNG and LNG were RMB 1,742 per thousand cubic meters and RMB 3,056 per tonne, respectively, representing an increase of 2.0% and 24.0%, respectively.

In 2017, the operating expenses of this segment were RMB 204 billion, representing an increase of 33.3% over 2016. This was mainly due to:

•                  Depreciation, depletion and amortization increased by RMB 4.9 billion;

•                  Impairment of assets increased by RMB 2.0 billion;

•                  Personnel expenses increased by RMB 1.7 billion;

•                  Increase of resources tax by RMB 1.0 billion over the same period of 2016 due to price increase of crude oil;

•                  Increase of purchasing expenses by RMB 15.1 billion as a result of the expansion of LNG business;  and

•                  other income (net)  decreased by RMB 20.6 billion, as a result of the restructuring of Sichuan-to-East China Pipeline Co in 2016.

The lifting cost for oil and gas was RMB 788.3 per tonne in 2017, representing a slight increase of 0.3% over 2016.

In 2017, the operating loss of the exploration and production segment were RMB 45.9 billion, representing an increase by RMB 9.3 billion over 2016. Excluding the restructuring of Sichuan-to-East China Pipeline Co.,  the operating loss of the exploration and production segment decreased by 11.3 billion over 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

In 2016, the operating revenues of this segment were RMB 115.9 billion, representing a decrease of 16.5% over 2015. This was mainly attributable to the decline of price of crude oil and natural gas, and decline of sales volume of crude oil.

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

•                  Impairment of oil and gas assets increased by RMB 6.7 billion, as a result of downward revision of oil and gas reserve due to price decrease and high operating and development cost for certain oil fields; and

•                  other expenses (net) decreased by RMB 20.6 billion, as a result of the restructuring of Sichuan-to-East China Pipeline Co..

The lifting cost for oil and gas was RMB 786.0 per tonne in 2016, representing a slight increase of 0.8% despite of the production volume of crude oil decreased by 13.2% over 2015.

In 2016, the segment made every effort to optimize resource mix, attached great emphasis on cash flow contributions, and proactively controlled costs. Due to the drop in crude oil and natural gas prices, the operating loss of the exploration and production segment were RMB 36.6 billion.

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

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

In 2017, the operating revenues of this segment were RMB 1,011.9 billion, representing an increase of 18.2% over 2016. This was mainly attributable to the price increase of refined oil products.

The table below sets forth sales volume and average realized prices by product for 2017 and 2016, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2016	2017	2016 to 2017	2016	2017	2016 to 2017
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	52,461	54,273	3.5	5,904	6,538	10.7
Diesel	58,734	60,680	3.3	4,505	4,962	10.1
Kerosene	14,529	17,080	17.6	2,814	3,527	25.3
Chemical feedstock	36,408	36,951	1.5	2,584	3,204	24.0
Other refined oil products	55,742	58,801	5.5	2,529	2,929	15.8

In 2017, the domestic gasoline and diesel prices were raised 11 times and lowered 6 times. The 90# gasoline price (tax included) was accumulatively increased by RMB 435 per tonne, and the 0# diesel price (tax included) was increased by RMB 420 per tonne cumulatively.

In 2017, our sales revenues of gasoline were RMB 354.8 billion, representing an increase of 14.6% over 2016; the sales revenues of diesel were RMB 301.1 billion, representing an increase of 13.8% over 2016; the sales revenues of kerosene were RMB 60.2 billion, representing an increase of 47.3% over 2016; the sales revenues of chemical feedstock were RMB 118.4 billion, representing an increase of 25.8% over 2016; and the sales revenues of other refined oil products other than gasoline, diesel, kerosene and chemical feedstock were RMB 172.2 billion, representing an increase of 22.2% over 2016.

This segment’s operating expenses were RMB 946.8 billion in 2017, representing an increase of 18.4% over 2016, which is mainly attributable to the increase in procurement cost of crude oil.

In 2017, the average processing cost of crude oil was RMB 2,774 per tonne, representing an increase of 26.4% over 2016. Refining throughput were 230.30 million tonnes (excluding the volume processed for third parties), representing an increase of 4.2% over 2016. In 2017, the total costs of crude oil processed were RMB 638.8 billion, representing an increase of 31.8% over 2016.

The refining margin was RMB 510.7 per tonne in 2017, representing an increase of RMB 38.8 per tonne compared with 2016. This is mainly due to the increased proportion of high value added products (volume of gasoline with high octane number and jet fuel increased by 0.7% and 5.6% over 2016 and diesel to gasoline ratio down to 1.17), the promotion of quality upgrading of refined oil products (output of gasoline and diesel with GB V standard or above increased by 58% over 2016), enlarged total refinery throughput by increasing the export volume, and further improved margins for LPG, asphalt and other refined oil products by our centralized marketing advantages brought fully into play.

In 2017, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 175.2 per tonne, an increase of RMB 9.5 per tonne over 2016, mainly because of increased operating expenses resulting from newly operated facilities related to quality upgrading of refined oil products as well as safety enhancement and environment protection.

This segment’s operating profit of the segment was RMB 65.0 billion in 2017, representing an increase of RMB 8.7 billion or 15.5% as compared with 2016.

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

The refining margin was RMB 471.9 per tonne in 2016, representing an increase of RMB 153.8 per tonne over 2015. This was mainly attributable to the rebound of international crude oil price, and floor prices policy for refined oil products announced by the PRC government, therefore widened the price spread between raw materials and products

In 2016, the unit refining cash operating cost (defined as operating expenses less the purchase cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the refinery throughput) was RMB 165.7 per tonne, decreased by RMB 1.9 per tonne. This was mainly attributable to strengthening of cost control, improving operating efficiency and reducing costs of fuel, electricity and other auxiliaries facilities.

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

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

In 2017, the operating revenues of this segment were RMB 1,224.2 billion, representing an increase of 16.3% compared with 2016.

In 2017, the sales revenues of gasoline, diesel and kerosene were RMB 582.9 billion, RMB 449.2 billion and RMB 90.2 billion, representing an increase of 17.7%, 9.0% and 27.8%, respectively, over 2016.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2017 and 2016, including breakdown in retail, wholesale and distribution of gasoline and diesel.

	Sales Volume		Change from	Average Realized Prices		Change from
	2016	2017	2016 to 2017	2016	2017	2016 to 2017
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	77,613	83,980	8.2	6,380	6,941	8.8
Retail sale	63,718	66,364	4.2	6,722	7,346	9.3
Wholesale and distribution	13,895	17,616	26.8	4,812	5,412	12.5
Diesel	91,998	89,146	(3.1)	4,478	5,039	12.5
Retail sale	46,656	44,736	(4.1)	5,088	5,588	9.8
Wholesale and distribution	45,342	44,410	(2.1)	3,851	4,486	16.5
Kerosene	25,164	25,555	1.6	2,807	3,531	25.8
Fuel oil	22,034	23,299	5.7	1,703	2,251	32.2

In 2017, the operating expenses of the segment were RMB 1,192.6 billion, representing an increase of RMB 171.9 billion or 16.8% as compared with that of 2016. This was mainly due to increased procurement prices of refined oil products and volume of gasoline.

In 2017, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 198.7 per tonne, representing an increase of 0.7% compared with that of 2016.

In 2017, the operating revenues of non-fuel business was RMB 27.6 billion, representing an increase of RMB 6.2 billion compared with 2016; the profit of non-fuel business was RMB 2.2 billion, representing an increase of RMB 0.7 billion compared with 2016.

The operating income of this segment in 2017 was RMB 31.6 billion, representing a decrease of 1.8% compared with 2016.

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

In 2016, this segment’s unit cash selling expenses of refined oil products per tonne (defined as the operating expenses less the purchasing costs, taxes other than income tax, depreciation and amortization and divided by the sales volume) was RMB 197.3 per tonne, representing an increase of 4.3%.

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

Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

The operating revenues of the chemicals segment in 2017 were RMB 437.7 billion, representing an increase of 30.6% over 2016, which was mainly attributable to the increase in sales volume and price of chemical products.

The sales revenues generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, and chemical fertiliser) totaled RMB 413.5 billion, representing an increase of 30.8% as compared with 2016, and accounted for 94.5% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2016 to 2017.

	Sales Volume		Change from	Average Realized Prices		Change from
	2016	2017	2016 to 2017	2016	2017	2016 to 2017
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	41,605	46,351	11.4	3,963	4,684	18.2
Synthetic fiber monomers and polymers	7,169	10,332	44.1	5,328	6,047	13.5
Synthetic resins	12,250	13,215	7.9	7,482	8,153	9.0
Synthetic fiber	1,369	1,304	(4.7)	7,113	8,556	20.3
Synthetic rubber	1,099	1,138	3.5	9,609	11,957	24.4
Chemical fertilizer	714	700	(2.0)	1,612	2,008	24.6

In 2017, the operating expenses of the chemicals segment were RMB 410.8 billion, representing an increase of 30.6% over 2016, mainly because of the significant increase in the price of externally procured raw materials.

In 2017, the segment seized the opportunities of the improving market conditions, coordinated production with sales, intensified structural adjustment, increased the production of synthetic resin, rubber and some organic products which were more profitable, positively expanded the market, strictly controlled costs and expenses, thus, resulting in remarkable profits.

In 2017, the operating income of this segment was RMB 27.0 billion, representing an increase of RMB 6.4 billion or 30.8% as compared with 2016.

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

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

In 2017, the operating revenue generated from corporate and others was RMB 974.9 billion, representing increase of 31.8% over 2016, which was mainly attributable to the increase in crude oil trading incomes caused by price increase of crude oil as compared with 2016.

In 2017, the operating expenses of this segment was RMB 979.3 billion, representing an increase of 32.9% over 2016.

In 2017, the operating loss of this segment was RMB 4.48 billion.

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

In 2016, the operating expenses of this segment was RMB 736.7 billion, among which operating expenses realized by trading companies subsidiaries were RMB 728.0 billion, representing a decrease of 6.0% over 2015.

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

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
Statement of cash flow data	2015	2016	2017
	(RMB in millions)
Net cash generated from operating activities	165,740	214,543	190,935
Net cash used in investing activities	(116,719)	(66,217)	(145,323)
Net cash generated from/(used in) financing activities	9,093	(93,047)	(56,509)
Net increase/(decrease) in cash and cash equivalents	58,114	55,279	(10,897)

The net cash generated from our operating activities in 2017 was RMB 190.9 billion, representing a decrease of RMB 23.6 billion over 2016, which was mainly due to the increase in receivables and inventory resulted from the rising oil prices and inventory level.

The net cash generated from our operating activities in 2016 was RMB 214.5 billion, representing an increase of RMB 48.8 billion over 2015, which was mainly due to an increase in earnings before income tax by RMB 23.7 billion, optimized fund utilization and improvement on working capital.

The net cash generated from our operating activities in 2015 was RMB 165.7 billion, representing an increase of RMB 17.7 billion over 2014, which was mainly due to an increase in earnings before tax and improvement on working capital.

The net cash used in our investing activities in 2017 was RMB 145.3 billion, representing an increase of RMB 79.1 billion over 2016, which was mainly due to an increase of fixed deposits due over three months and an increase of acquisitions and investments in associates and joint ventures.

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

The net cash used in the Company’s financing activities in 2017 was RMB 56.5 billion, representing a decrease of cash out flow by RMB 36.5 billion over 2016. This was mainly due to the decrease in borrowing repayment.

The net cash outflow used in our financing activities in 2016 was RMB 93.0 billion, representing a net cash outflow increase of RMB 102.1 billion over 2015, which was mainly due to a cash inflow of RMB 105.0 billion from the capital introduction of Sinopec Marketing Co., Ltd. in 2015 and the significant reduction in interest bearing debts for two consecutive years, of which, the Company repaid RMB 62.6 billion and RMB 63.0 billion in 2015 and 2016, respectively.

The net cash inflow generated from our financing activities in 2015 was RMB 9.1 billion, representing an increase of RMB 30.6 billion over 2014. This reflected: (i) the completion of capital injection to Sinopec Marketing Co.; and (ii) the repayment of high interest bearing debts.

In respect of our cash flow situation of 2017, we further intensified central management of funds, strictly controlled the size of monetary funds and interest bearing debts, reduced capital precipitation, accelerated cash flow to continuously maintain a high level of our operating cash flow.

In respect of our debts and borrowings, due to continuing improvement of our cash flow, we decreased our debts to RMB 179.8 billion at the end of 2017 from RMB 192.3 billion from the beginning of 2017.  Our short-term debts, primarily consist of revolving loans borrowed according to our business plan and operation needs and overdrawing agreements entered into on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements, increased by RMB 5.8 billion from the beginning of 2017, representing an increase from 38.91% at the beginning of 2017 to 44.86% at the end of 2017 of the debts, which is mainly due to the increase of short-term debts when the direct financing rate is at historically high level to reduce the financing costs. Our long-term debts decreased by RMB 18.3 billion from the beginning of 2017, representing a decrease from 61.09% at the beginning of 2017 to 55.14% at the end of 2017 of the debts, which is due to the recognition of two tranches of our corporate bonds to be matured in 2018 as non-current debt within one year, and signed overdraft account agreements with major strategic and cooperative banks to meet the daily payment needs.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2017.

	As of December 31, 2017
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
	(RMB in millions)
Contractual obligations(1)
Short-term debt	81,979	81,979
Long-term debt	109,735	2,253	38,108	52,131	17,243
Total contractual obligations	191,714	84,232	38,108	52,131	17,243

Other commercial commitments
Operating lease commitments	257,122	11,114	22,222	20,980	202,806
Capital commitments	178,383	178,383
Exploration and production licenses	1,258	205	115	56	882
Guarantees(2)	24,192	24,192
Total commercial commitments	460,955	213,894	22,337	21,036	203,688

(1)         Contractual obligations include the contractual obligations relating to interest payments.

(2)         Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2017, with respect to guarantees in relation to banking facilities granted to certain parties, we have not entered into any off-balance sheet arrangements. As of December 31, 2017, the maximum amount of potential future payments under the guarantees was RMB 24.2 billion. As of December 31, 2016, the maximum amount of potential future payments under the guarantees was RMB 22.9 billion. See Note 30 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2015, 2016 and 2017 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2015		2016		2017		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	54.71	48.67%	32.19	42.10%	31.34	31.54%	118.24	41.02%
Refining	15.13	13.46%	14.35	18.77%	21.07	21.21%	50.55	17.54%
Marketing and distribution	22.12	19.68%	18.49	24.18%	21.54	21.67%	62.15	21.56%
Chemicals	17.63	15.68%	8.85	11.58%	23.03	23.17%	49.51	17.18%
Corporate and others	2.82	2.51%	2.58	3.37%	2.40	2.41%	7.80	2.70%
Capital Expenditure	112.41	100.00%	76.46	100.00%	99.38	100.00%	288.25	100.00%

In 2017, focusing on quality and profitability of investment, we continuously optimized our investment projects. As a result, our capital expenditure amounted to RMB 99.4 billion, among which:

•                  Exploration and production. RMB 31.3 billion was mainly for Fuling shale gas and Hangjinqi natural gas field development projects, Shengli and Northwest crude development projects, LNG terminals in Tianjin, Wen-23 gas storage and phase I of Xinjiang gas pipeline, as well as overseas projects.

•                  Refining. RMB 21.1 billion was mainly for Zhongke Refining and Petrochemical project, adjustments in the product mix of Zhenhai and Maoming refineries, and gasoline and diesel GB VI quality upgrading projects.

•                  Marketing and distribution. RMB 21.5 billion was mainly for construction of service stations and refined oil product pipelines, depots and storage facilities.

•                  Chemicals. RMB 23.0 billion was mainly for Zhongke Refining and Petrochemical project, phase II of Hainan high-efficiency and environment-friendly aromatics project, Gulei and Zhong’an projects, acquisition of interest in Shanghai SECCO, as well as projects regarding resource comprehensive utilisation and product structure adjustments.

•                  Corporate and others. RMB 2.4 billion was mainly for R&D facilities and information technology application projects.

In 2018, we will devote attention to the quality and profitability of investments, and constantly optimise our investment projects. Capital expenditures for the year are budgeted at RMB 117.0 billion, including:

•                  Exploration and production. The planned capital expenditure in 2018 for this segment is approximately RMB 48.5 billion, mainly for the shale gas development in southwest China, the natural gas project in north China and crude capacity building in northwest China, as well as natural gas pipelines and storage projects, and overseas oil and gas projects.

•                  Refining. The planned capital expenditure in 2018 for this segment is RMB 28.8 billion, mainly for Zhongke Refining and Petrochemical Project, the structural adjustments of refining business in Zhenhai, Maoming and Tianjin subsidiaries, and the quality upgrading of GB VI standard gasoline and diesel.

•                  Marketing and distribution. The planned capital expenditure in 2018 for this segment is RMB 18.5 billion. We expect to focus on constructing and renovating pipelines and service stations and building refined oil product storage.

•                  Chemicals. The planned capital expenditure in 2018 for this segment is RMB 17.7 billion, mainly for Zhongke Refining and Petrochemical Project, the high-efficiency and phase II of Hainan high-efficiency and environmental-friendly aromatics project, the integrated refining and petrochemical project in Gulei and the resource utilisation and structural adjustment projects in Zhenhai, Yangzi, Jinling, Maoming and Wuhan subsidiaries.

•                  Corporate and others. The planned capital expenditure in 2018 for this segment is RMB 3.5 billion, mainly for R&D facilities and information technology projects.

Research and Development

Our expenditures for the research and development were RMB 5.65 billion in 2015, RMB 5.94 billion in 2016, and RMB 6.42 billion in 2017.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index (CPI) in the PRC increased by 1.6% in 2017 (CPI increased by 2.0% in 2016) over 2016 and increased by 3.6% over 2015. According to China’s official analysis, the decrease of consumer price index in the PRC during 2017 was due to the decrease in prices of food, mainly for pork and fresh vegetables prices, which is the first decline since 2003. Inflation has not had a significant impact on our results of operations in 2017.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2018.

Name	Age	Position with the Company
Dai Houliang	54	Vice Chairman, President
Li Yunpeng	58	Director
Wang Zhigang	60	Former Director, Senior Vice President
Zhang Haichao	60	Former Director, Senior Vice President
Jiao Fangzheng	55	Director, Senior Vice President
Ma Yongsheng	56	Director, Senior Vice President
Jiang Xiaoming	64	Independent Director
Andrew Y. Yan	60	Independent Director
Tang Min	64	Independent Director
Fan Gang	64	Independent Director

Dai Houliang, aged 54, Vice Chairman of Board of Directors and President of Sinopec Corp. Mr. Dai is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Director, Senior Vice President and CFO of Sinopec Corp.; in June 2008, he served as a member of the Leading Party Member Group of China Petrochemical Corporation; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Director and appointed as Senior Vice President of Sinopec Corp. in May 2016, he was appointed as the President and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation and since August 2016, he was elected as the Vice Chairman of the Board and appointed as President of Sinopec Corp.

Li Yunpeng, aged 58, Director of Sinopec Corp. Mr. Li is a senior administration engineer with a master degree in engineering. In January 1998, he was appointed as deputy General Manager of Executive Division of China Ocean Shipping (Group) Company (“COSCO”); in September 1998, he served as Deputy Secretary of Discipline Inspection Committee, Director of Supervision Office and concurrently served as General Manager of Supervision Division of COSCO; in November 1999, he was appointed as General Manager of Human Resource Division of COSCO; and in September 2000, he served as Head of Organisation Department of COSCO; in December 2000, he was appointed as Secretary of Communist Youth League Committee of COSCO; in April 2003, he was appointed as Assistant President of COSCO; in April 2004, he served as a member of the Leading Party Member Group and Team Leader of the Discipline Inspection Group of CPC Leading Group of COSCO; in December 2011, he was appointed as Executive Vice President and a member of the Leading Party Member Group of COSCO; in June 2013, he served as President and a member of the Leading Party Member Group of COSCO; in July 2013, he served as Director of COSCO; and in February 2017, Mr. Li was appointed as Deputy Secretary of the Leading Party Member Group and Vice President of China Petrochemical Corporation. In June 2017, he was elected as Director of Sinopec Corp.

Wang Zhigang, aged 60, former Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a Ph.D. Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporarily as Deputy Director General and Deputy Secretary of Leading Party Member Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed concurrently as Director General of Exploration and Production Department of Sinopec Corp.; in February 2005, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as Director and appointed as Senior Vice President of Sinopec Corp. In January 2018, he resigned as an executive director, a member of Strategy Committee of the Board and the Senior Vice President of Sinopec Corp.

Zhang Haichao, aged 60, former Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.; in November 2005 he served as Vice President of Sinopec Corp., Secretary of the Leading Party Member Group, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in July 2014, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; and in May 2015, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp. In January 2018, he resigned as an executive director, a member of Strategy Committee of the Board and the Senior Vice President of Sinopec Corp.

Jiao Fangzheng, aged 55, Director and Senior Vice President of Sinopec Corp. Mr. Jiao is a professor level senior engineer with a Ph.D. degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in October 2006, he was appointed as Vice President of Sinopec Corp. in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Corporation and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2015, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.

Ma Yongsheng, aged 56, Director and Senior Vice President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Ma is the member of the thirteenth national committee of CPPCC. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation. In February 2016, he was elected as Director of Sinopec Corp.

Jiang Xiaoming, aged 64, Independent Director of Sinopec Corp. Mr. Jiang has a Ph.D. in economics. Presently, he acts as the member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International, Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the member of the Eleventh and Twelfth national committee of CPPCC, the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and Independent Director of China Oilfield Services Limited. From May 2012 to the present, he has acted as Independent Director of Sinopec Corp.

Andrew Y. Yan, aged 60, Independent Director of Sinopec Corp. Mr. Yan is the founding Managing Partner of SAIF Partners. He studied in Nanjing University of Aeronautics and Astronautics, Peking University and Princeton University and earned a master degree from Princeton University. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, the Non-executive Director of China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co., Ltd and TCL Group; and the Director of ATA Co., Ltd and Ata Online(Beijing)Education Technology Co.,Ltd.. From 1989 to 1994, he acted as Economist of the World Bank headquarters in Washington, research Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director of Emerging Markets Partnership and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. From May 2012 to the present, he has acted as Independent Director of Sinopec Corp.

Tang Min, aged 64, Independent Director of Sinopec Corp. Mr. Tang has a Ph.D. in economics. He presently acts as a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation, Independent Director of Minmetals Development Co., Ltd, Origin Agritech Limited and Baoshang Bank Co., Ltd. He has served as economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; deputy representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and the deputy secretary-general of the China Development Research Foundation between 2007 and 2010. From May 2015 to the present, he has acted as Independent Director of Sinopec Corp.

Fan Gang, aged 64, Independent Director of Sinopec Corp. Mr. Fan has a Ph.D. in economics. He presently acts as Vice President of China Society of Economic Reform, Head of the National Economic Research Institution of China Reform Foundation, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to work for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal between 1992 and 1993 and as Deputy Head of the Institute of Economics of Chinese Academy of Social Sciences between 1994 and 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, and from 2015 to the present, he has served as a member of the Monetary Policy Committee of People’s Bank of China. Mr. Fan is recognised as one of the National Young and Middle-Aged Experts with Outstanding Contributions. From May 2015 to the present, he has acted as Independent Director of Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2018.

Name	Age	Position with the Company
Zhao Dong	47	Chairman
Liu Zhongyun	54	Former Supervisor
Zhou Hengyou	54	Supervisor
Zou Huiping	57	Supervisor
Jiang Zhenying	53	Employee Representative Supervisor
Yu Renming	54	Employee Representative Supervisor
Yu Xizhi	55	Employee Representative Supervisor

Zhao Dong, aged 47, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhao is a professor-level senior accountant with a doctor’s degree. In July 2002, he was appointed as chief accountant and manager of financial assets department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as deputy chief accountant and executive deputy director of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as deputy chief accountant and manager of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation and chief financial officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as vice general manager of CNPC Nile Company and in August 2013, he was appointed as general manager of CNPC Nile Company; in November 2015, he was appointed as chief financial officer of PetroChina Company Limited. He has been a member of the Leading Party Member Group and chief accountant of China Petrochemical Corporation since November 2016; in June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Liu Zhongyun, aged 54, former Supervisor of Sinopec Corp. Mr. Liu is a professor level senior engineer with a Ph.D. in engineering. In December 2002, he was appointed as a standing committee member of CPC Committee and Director of Organisation Department of Shengli Petroleum Administration Bureau; in November 2004, he was appointed as Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, he was appointed as Manager of Sinopec Shengli Oilfield Branch; in December 2008, he was appointed as Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation; in July 2010, he was appointed as General Manager of Sinopec Northwest Oilfield Company, Director General of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation, and in May 2015, he was elected as Supervisor of Sinopec Corp.; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; in February 2018, he resigned as Supervisor of Sinopec Corp.; in February 2018, he was appointed as Senior Vice President of Sinopec Corp.

Zhou Hengyou, aged 54, Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior administration engineer and with a master degree. In December 1998, Mr. Zhou was appointed as a standing committee member of CPC Committee and Deputy Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in February 1999, he was appointed as a standing committee member of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, he was appointed as Deputy Secretary of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, he was appointed as Deputy Secretary of CPC Committee and Secretary of CPC Disciplinary Inspection Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, he was appointed as Secretary of CPC Committee of Jiangsu Petroleum Exploration Bureau; in March 2011,he was appointed as Director General and Secretary of CPC Committee of China Petrochemical News. In March 2015, he was appointed as Director General of the General Office of China Petrochemical Corporation, Director General of Policy Research Department of the General Office and Director General of President’s office of Sinopec Corp. In August 2015, he was appointed as Director General of Board of Directors Office under China Petrochemical Corporation; and in May 2015, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 57, Supervisor of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Jiang Zhenying, aged 53, Employee’s Representative Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director of the Leading Group Office of Party Inspection Work of China Petrochemical Corporation and the leader of overseas enterprises inspection group; and since December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 54, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yu is a professor level senior engineer with a university diploma. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; in December 2017, he was appointed as the Director General of Refining Department of Sinopec Corp.; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yu Xizhi, aged 55, Employee’s Representative Supervisor of Sinopec Corp. Mr Yu is a professor-level senior engineer with a Ph.D. in engineering. In August 1997, he was appointed as Deputy Manager of Anqing Petrochemical Complex and Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical Complex; in February 2000, he was appointed as Deputy Manager of Sinopec Anqing Company and in September 2000, he was appointed as Manager of Sinopec Anqing Company. In January 2005, he was appointed as Manager of Anqing Petrochemical Complex and from May 2009 to July 2010, he served a temporary position at the Standing Committee of the CPC Anqing Municipal Committee. In July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. Since April 2017, Mr. Yu has been Director General of Human Resources Department of China Petrochemical Corporation and Sinopec Corp. In June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Wang Dehua	51	CFO
Ling Yiqun	55	Former Vice President
Huang Wensheng	51	Vice President/Secretary to the Board of Directors
Chang Zhenyong	59	Vice President
Lei Dianwu	55	Vice President

Wang Dehua, aged 51, Chief Financial Officer of Sinopec Corp. Mr. Wang is a senior accountant with university diploma. In January 2001, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in May 2014, he was appointed as Acting Director General of Finance Department of Sinopec Corp.; in October 2015, he was promoted to Director General of Finance Department of Sinopec Corp.; in November 2015, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in August 2016, he was appointed as Director General of Finance Department of Sinopec Corp.. Mr. Wang now concurrently acts as Vice Chairman of Sinopec Finance CO., Ltd. and Taiping & Sinopec Financial Leasing Co., in September 2016, he was appointed as Chief Financial Officer of Sinopec Corp.

Ling Yiqun, aged 55, former Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in December 2016, he was elected concurrently as Chairman of Board of Directors of Sinopec Engineering(Group) Co. Ltd.; in March 2017, he was appointed as Vice President of China Petrochemical Corporation and in February 2018, he was appointed as Senior Vice President of Sinopec Corp.

Huang Wensheng, aged 51, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Chang Zhenyong, aged 59, Vice President of Sinopec Corp. Mr. Chang is a professor level senior engineer with a master’s degree. In September 1997, he was appointed as Vice President of Tianjin Petrochemical Company; in February 2000, he was appointed as Vice President of Sinopec Tianjin Company; and in September 2000, he was promoted to President of Sinopec Tianjin Company; from February 2004, he was appointed temporarily as member of Standing Committee of CPC Committee of Beihai, Guangxi; in March 2004, he was appointed temporarily as deputy mayor of Beihai, Guangxi; in November 2005, he was appointed as Director General of Production and Operation Management Department of Sinopec Corp.; in December 2007, he was appointed as President of Qilu Petrochemical Company and President of Sinopec Qilu Company; in April 2010, he was appointed as Employee’s Representative Supervisor of Sinopec Corp.; in July 2010, he was appointed as Deputy Chief Engineer and concurrently as Director General of Chemicals Department of Sinopec Corp.; in August 2012, he was appointed concurrently as Vice Chairman of Board of Directors of Sinopec Great Wall Energy & Chemical Co., Ltd.; in November 2014, he was appointed as Executive Director and President of Sinopec Chemical Products Sales Co. Ltd and concurrently as Chairman of Board of Directors of Sinopec Chemical Products Sales (Hong Kong) Co. Ltd.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 55, Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation; and in May 2009, he was appointed as Vice President of Sinopec Corp.

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

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who received compensation from us in 2017.

Name	Position with the Company	Remuneration paid by the Company in 2017
		(RMB in thousands before tax)
Directors
Dai Houliang	Vice Chairman, President	843.8
Li Yunpeng	Director	—
Wang Zhigang	Former Director, Senior Vice President	769.9
Zhang Haichao	Former Director, Senior Vice President	—
Jiao Fangzheng	Director, Senior Vice President	—
Ma Yongsheng	Director, Senior Vice President	—
Jiang Xiaoming	Independent Director	300.0
Andrew Y. Yan	Independent Director	300.0
Tang Min	Independent Director	300.0
Fan Gang	Independent Director	300.0
Wang Yupu	Former Chairman	—

Supervisors
Zhao Dong	Chairman of the Board of Supervisors	—
Liu Zhongyun	Former Supervisor	—
Zhou Hengyou	Supervisor	—
Zou Huiping	Supervisor	758.2
Jiang Zhenying	Employee Representative Supervisor	758.2
Yu Renming	Employee Representative Supervisor	758.2
Yu Xizhi	Employee Representative Supervisor	265.9
Liu Yun	Former Chairman of the Board of Supervisors	—
Wang Yajun	Former Employee Representative Supervisor	417.3

Other Executive officers
Wang Dehua	CFO	866.3
Ling Yiqun	Former Vice President	—
Huang Wensheng	Secretary of the Board of Directors/Vice President	892.9
Chang Zhenyong	Vice President	892.9
Lei Dianwu	Vice President	892.9
Jiang Zhenghong	Former Vice President	755.4

C.                                    BOARD PRACTICE

We have eight directors. We have four special board committees, namely, the audit committee, the strategic committee, the remuneration and evaluation committee and social responsibility management committee. The majority of the members of the remuneration and evaluation committee and all members of the audit committee are independent directors. In addition, there is at least one independent director who is a financial expert in the audit committee.

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

The members of our strategy committee are Dai Houliang, Jiao Fangzheng, Ma Yongsheng, Andrew Y. Yan and Fan Gang.

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

The members of social responsibility management committee are Dai Houliang and Tang Min.

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

Our board of supervisors currently consists of six supervisors including three employee representative supervisors. In 2016, the supervisors attended the Company’s shareholder meetings and presented at the Company’s board meetings, attended the trainings for directors and supervisors of listed companies organized by Beijing Securities Supervisory Bureau under CSRC.. A detailed report of our board of supervisors’ performance overview to our shareholders for the year 2016 was included in our annual report to shareholders, and could be found in the Section “Report of the Board of Supervisors” in our Form 6-K submitted to the Securities and Exchange Commission on April 7, 2017.

D.                                    EMPLOYEES

As of December 31, 2015, 2016 and 2017, we had approximately 351,019, 451,611 and 446,225 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2017.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and production	148,069	33.2
Refining	70,128	15.7
Marketing and distribution	153,804	34.5
Chemicals	63,052	14.1
Corporate and other	11,172	2.5
Total	446,225	100

By Employee’s Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	163,319	36.6
Sales	142,824	32.0
Technical	83,816	18.8
Finance	10,951	2.4
Administration	35,698	8.0
Others	9,617	2.2
Total	446,225	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master’s degree and above	15,707	3.5
University	109,274	24.5
Junior college	98,983	22.2
Technical secondary school	40,272	9.0
Senior high school and technical school degree or below	181,989	40.8
Total	446,225	100

During this report period, there has been no significant change to our core technical team and key technicians.

We have a workers’ association that protects employee rights, organizes educational programs, assists in the fulfillment of economic objectives, encourages employee participation in management decisions, and assists in mediating disputes between us and individual employees. We have not been subject to any strikes or other labor disturbances that have interfered with our operation, and we believe that our relations with our employees are good.

The total remuneration of our employees includes salary, performance bonuses and allowances. Employees also receive certain subsidies in housing, health services, education and other miscellaneous items.

E.                                    SHARE OWNERSHIP

As of December 31, 2017, except our vice president Ling Yiqun who holds 13,000 shares of our A shares, none of our directors, supervisors and executive officers beneficially own any of our shares.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 17, 2018.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company(1)	86,346	71.32

(1)         Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of Sinopec Group Company) under HKSCC Nominees Limited.

As of April 17, 2018, 1,671,084,700 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 17, 2018, 16,710,847 ADSs, representing 1,671,084,700 H shares, were held of record by Cede & Co. and 36 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

In March 2017, Sinopec Group has earnestly fulfilled its undertaking in eliminating competitions in chemical business with us through: (1) subscribing capital contribution of joint ventures controlled by us, by way of injecting net assets of certain chemical business and cash; (2) authorizing us to be in charge of production plan, management and sales of the remaining chemical business. The competition in chemical business between Sinopec Group and us has been eliminated.

To further avoid the competition with us, Sinopec Group Company granted us an undertaking, as amended, whereby Sinopec Group Company undertakes that: first, we shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products; second, given that Sinopec Group Company engages in the same or similar businesses as us with regard to the exploration and production of overseas petroleum and natural gas, we have the option, after thorough analysis from political, economic and other perspectives, to require Sinopec Group Company to sell its overseas oil and gas assets owned at the time, to the extent remaining in its possession, to us. Sinopec Group Company further promises to sell its overseas oil and gas assets to us, provided that the aforementioned proposed acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements.

B.                                    RELATED PARTY TRANSACTIONS

Sinopec Group Company owned 71.32% of our outstanding equity as of April 17, 2018. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us. A discussion of these agreements and arrangements is set forth under the heading “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2000, April 13, 2007, May 20, 2009, April 30, 2010, April 11, 2013, April 16 ,2014, April 10, 2015, April 20, 2016 and April 24, 2017 respectively, and under the heading “Item 4 — Information on the Company — History and Development of the Company” of this annual report.

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

On August 26, 2015, we entered into an equity transfer agreement relating with Sinopec Baichuan Economic and Trading Company (“Baichuan Co.”, a wholly-owned subsidiary of Sinopec Group Company), pursuant to which, we proposed to transfer 100% of the equity interest of Sinopec Beijing Jingtian Engineering and Construction Co., Ltd. (“Jingtian Co.”) held by us to Baichuan Co. The final consideration of above-mentioned equity interest was around RMB 1.869 billion.

On October 29, 2015, we entered into a joint venture agreement with SAMC in relation to the formation of Gaoqiao. We and SAMC subscribed 55% and 45% of the registered capital of Gaoqiao, respectively.

On December 28, 2015, the Proposal on Providing Completion Guarantee for the Project Financing of Zhongtian Synergetic was considered and approved at the fourth meeting of the sixth session of Board, where our directors unanimously agreed to us providing a completion guarantee to Zhongtian Synergetic Ordos coal deep processing demonstration project subject to the provision of completion guarantees by the other shareholders of Zhongtian Synergetic on a pro-rata basis (the”Guarantee”). The Guarantee has been considered and approved at the first extraordinary general meeting for the year 2016. Zhongtian Synergetic is a connected party of the Company under the Shanghai Listing Rules because its vice chairman, Mr. Chang Zhenyong is a vice president of the Company. However, Zhongtian Synergetic is not a connected person under the Hong Kong Listing Rules.

For our related party transaction starting from January 1, 2016, please also see Note 32 of our consolidated financial statements included elsewhere in this annual report for a detailed discussion of our related party transactions.

In 2017, we provided RMB 1.46 billion of loans to certain affiliates of Sinopec Group Company. In addition, we received loans with a net amount of RMB 5.28 billion to certain affiliates of Sinopec Group Company in 2017.

The above-mentioned variety of transactions with Sinopec Group Company are in compliance with the upper limit of the amount of related party transactions approved by the shareholders and the Board.

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

At the seventeenth meeting of the sixth session of our board, our board approved the proposal to distribute a final cash dividend of RMB 0.40 (including tax) per share, combining with an interim distributed dividend of RMB 0.10 (including tax) per share, the total dividend for 2017 is RMB 0.50 (including tax) per share. The proposal is subject to the shareholder’s approval at the annual general meeting.

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

On 14 February 2013, we issued 2,845,234,000 listed H shares with a par value of RMB 1.00 each at the price of HKD 8.45 per share. The aggregate gross proceeds from the placing amounted to approximately HKD 24.0 billion.

On January 26, 2015, the conditional redemption of the 2011 convertible bonds amounting to RMB 27 billion, was triggered. As of February 11, 2015 (the redemption registration date), the cumulative conversion of the 2011 convertible bonds to listed A shares is 4,623,769,047 shares, and the balance of registered 2011 convertible bonds is RMB 52,766,000. On February 17, 2015, we redeemed the balance plus interests payable at the aggregate amount of RMB 53,348,948.28. The 2011 convertible bonds were delisted from the Shanghai Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing prices per H Share, as reported on the Stock Exchange of Hong Kong, per ADS, as reported on the New York Stock Exchange and per A share, as reported on the Stock Exchange of Shanghai.

	The Stock Exchange of Hong Kong		The New York Stock Exchange		The Shanghai Stock Exchange
Period	High	Low	High	Low	High	Low
April 2018 (as of April 17, 2018)	7.43	7.02	96.05	86.62	6.94	6.38

		(HK dollar per H share)		(US dollar per ADS)		(RMB per A share)
Past 6 months
2018	March
2018	February	6.97	5.99	88.46	74.98	7.63	6.30
2018	January	7.00	5.73	89.68	75.14	7.44	6.13
2017	December	5.77	5.45	74.06	69.82	6.18	5.93
2017	November	5.94	5.44	76.66	70.00	6.29	5.89
2017	October	5.85	5.63	75.88	72.45	5.99	5.81

Quarterly Data
2018	First Quarter
2017	Fourth Quarter	5.94	5.44	76.66	69.82	6.29	5.81
	Third Quarter	6.12	5.60	80.06	72.05	6.32	5.83
	Second Quarter	6.55	6.02	84.50	78.16	6.33	5.64
	First Quarter	6.36	5.50	82.42	71.02	6.06	5.41
2016	Fourth Quarter	5.95	5.27	77.47	68.12	5.67	4.86
	Third Quarter	5.84	5.28	75.21	68.10	5.02	4.70
	Second Quarter	5.65	4.93	73.06	62.99	5.08	4.60
	First Quarter	5.09	3.88	65.15	49.82	4.96	4.27

Annual Data
2017		6.55	5.44	84.50	69.82	6.33	5.41
2016		5.95	3.88	77.47	49.82	5.67	4.27
2015		7.63	4.35	96.41	55.73	8.67	4.49
2014		8.18	5.74	105.28	74.53	6.56	4.38
2013		7.26	5.08	94.36	65.95	5.94	4.10

Source: Bloomberg

ITEM 10.                                         ADDITIONAL INFORMATION

A.                                    SHARE CAPITAL

Not applicable.

B.                                    MEMORANDUM AND ARTICLES OF ASSOCIATION

In 2017, we amended the articles of association and rules and procedures for the board meetings. With the amendments, corporate governance mechanism in scientific decision-making, efficient implementation and supervision was promoted. When making decisions on significant matters such as directions for reform and development, key targets and projects arrangements, and nominations and employment of executives of the Company, the Board would seek advice from the Party organisation, which further strengthened the Company’s democratic and scientific decision-making process. In respect of resolutions made by the Board, the Party organisations motivate party members to actively play an exemplary and leading role on implementations based on their responsibilities and inspires the initiative and enthusiasm of employees, which has helped the effective implementation of the Board’s decisions by the management. In addition, the Party organisations have strengthened the supervision and accountability on anti-corruption and self-discipline of the Party members which promote the clean governance and risk-management level.

The following is a summary of certain provisions of our articles of association and its appendices, as amended, the Company Law of the PRC (2006) and certain other applicable laws and regulations of the PRC. You and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations for further information.

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 100000000032985. Article 12 of our articles of association provides that our scope of businesses includes, among other things, the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents´ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility; leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labor required for the aforementioned overseas projects.

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

Dividends

A distribution of final dividends for any financial year is subject to shareholders’ approval. Except as otherwise decided by Shareholders’ meeting, the board of directors may make decision on the distribution of interim dividends. Except as otherwise provided by laws and regulations, the sum of interim dividends shall not exceed 50 percent of the net profit for the half year interim period. Dividends may be distributed in the forms of cash, shares or other forms provided by laws, administrative rules or regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. A distribution of shares, however, must be approved by special resolution of the shareholders.

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

The exchange rate of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in the PRC’s and international political and economic conditions. The PRC government has been gradually promoting the reform of exchange rate regime and enhance the flexibility of Renminbi exchange rate. On August 11, 2015, the PBOC decided to further improve the mechanism of RMB’s central parity rate against the US dollar. Any fluctuation of exchange rate of the Renminbi against US dollars and Hong Kong dollars may have an effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. We cannot assure you that the fluctuation of exchange rate of the Renminbi against US dollars or other foreign currencies would not have a material and adverse effect on our operation and financial condition in the future. Information relating to the exchange risk, exchange rate and hedging activities is presented in “Item 11. Qualitative and Quantitative Disclosures about Market risk — Foreign Exchange Rate Risk”.

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

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations relating to the ownership and disposition of our H shares or ADSs by a US Holder (as defined below). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as certain investors subject to special tax rules including: financial institutions, regulated investment companies, real estate investment trusts, broker-dealers, cooperatives, pension plans, insurance companies, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), non-US Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, investors that hold H shares or ADSs as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, holders who acquired their H shares or ADSs pursuant to any employee share option or otherwise as compensation, or US Holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, non-United States, alternative minimum tax, non-income tax (such as the U.S. federal estate and gift tax) or Medicare considerations. This summary assumes that our H shares or ADSs held by investors are “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (Code). US Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations relating to their ownership or disposition of our H shares or ADSs.

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

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2017 and we do not expect to be classified as a PFIC for the foreseeable future. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our H shares or ADSs (of which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

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

ITEM 11.              QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in oil and gas prices, exchange rates and interest rates. Please also refer to Note 36 to the consolidated financial statements included elsewhere in this annual report for a detailed discussion of other market risks that we have exposure to.

Commodity Price Risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2017, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 31 December 2017, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 515 million (2016: RMB 312 million) recognised in other receivables and derivative financial liabilities of RMB 2,624 million (2016: RMB 4,336 million) recognised in other payables.

At 31 December 2017, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments which would decrease/increase the Group’s profit for the year by approximately RMB 4,049 million (2016: decrease/increase RMB 634 million), and decrease/increase the Group’s other comprehensive income by approximately RMB 701 million (2016: decrease/increase RMB 4,007 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2016.

Foreign Exchange Rate Risk

The Renminbi is not a freely convertible currency. With the authorization from the PRC government, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on July 21, 2005. The PRC government has been gradually promoting the Renminbi exchange rate formation mechanism to enhance the flexibility of Renminbi exchange rate. On August 11, 2015, the PBOC decided to further improve the mechanism of RMB’s central parity rate against the US dollar. Actions taken by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value, translated or converted into US dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends. We cannot give any assurance that any future movements in the exchange rate of the Renminbi against the US dollar and other foreign currencies will not adversely affect our results of operations and financial condition.

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2016 and 2017. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2016 and 2017. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

	As of December 31, 2017
	Expected Maturity Date						Total carrying
	2018	2019	2020	2021	2022	Thereafter	amount	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	11,260	—	—	—	—	—	11,260	11,260
In HK Dollar	87	—	—	—	—	—	87	87
In Japanese Yen	13	—	—	—	—	—	13	13
In Euro	136	—	—	—	—	—	136	136
Others	109	—	—	—	—	—	109	109
Time deposits with financial institutions
In US Dollar	28,557	—	—	—	—	—	28,557	28,557
Liabilities
Debts in US Dollar
Fixed rate	6,775	54	54	39	13	11,379	18,314	18,333
Average interest rate	0.63%	3.03%	3.03%	2.56%	1.37%	1.11%	—	—
Variable rate	26,868	—	—	—	—	—	26,868	26,868
Average interest rate(1)	1.90%	—	—	—	—	—	—	—
Debts in HK Dollar
Fixed rate	5	—	—	—	—	—	5	5
Average interest rate	1.76%	—	—	—	—	—	—	—
Variable rate	1,898	—	—	—	—	—	1,898	1,898
Average interest rate(1)	2.05%	—	—	—	—	—	—	—
Debts in Singapore Dollar
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	20	—	—	—	—	—	20	20
Average interest rate(1)	1.57%	—	—	—	—	—	—	—

(1)   The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2017.

	As of December 31, 2016
	Expected Maturity Date						Total carrying
	2017	2018	2019	2020	2021	Thereafter	amount	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	20,745	—	—	—	—	—	20,745	20,745
In HK Dollar	82	—	—	—	—	—	82	82
In Japanese Yen	12	—	—	—	—	—	12	12
In Euro	41	—	—	—	—	—	41	41
Others	66	—	—	—	—	—	66	66
Time deposits with financial institutions
In US Dollar	7,843	—	—	—	—	—	7,843	7,843
Liabilities
Debts in US Dollar
Fixed rate	42	6,944	25	25	283	12,091	19,410	19,289
Average interest rate	1.40%	0.94%	1.41%	1.41%	4.07%	1.11%
Variable rate	14,591	—	—	—	—	—	14,591	14,584
Average interest rate(1)	1.40%	—	—	—	—	—
Debts in HK Dollar
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Variable rate	1,969	—	—	—	—	—	1,969	1,969

	As of December 31, 2016
	Expected Maturity Date						Total carrying
	2017	2018	2019	2020	2021	Thereafter	amount	Fair value
	(RMB equivalent in millions, except interest rate)
Average interest rate(1)	1.68%	—	—	—	—	—
Debts in Euro
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate
Variable rate	5	—	—	—	—	—	5	5
Average interest rate(1)	0.68%	—	—	—	—	—
Debts in Singapore Dollar
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Variable rate	21	—	—	—	—	—	21	21
Average interest rate(1)	1.50%	—	—	—	—	—

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2016 and 2017.

	As of December 31, 2017
	Expected Maturity Date						Total carrying
	2018	2019	2020	2021	2022	Thereafter	amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	101,613	—	—	—	—	—	101,613	101,613
In US Dollar	11,260	—	—	—	—	—	11,260	11,260
In HK Dollar	87	—	—	—	—	—	87	87
In Japanese Yen	13	—	—	—	—	—	13	13
In Euro	136	—	—	—	—	—	136	136
Others	109	—	—	—	—	—	109	109
Time deposits with financial institutions
In RMB	23,229	—	—	—	—	—	23,229	23,229
In US Dollar	28,557	—	—	—	—	—	28,557	28,557
Liabilities
Debts in RMB
Fixed rate	31,841	5,406	15,230	40,621	7,467	895	101,460	100,233
Average interest rate	2.93%	1.70%	1.96%	0.47%	1.99%	1.83%
Variable rate	13,240	11,363	2,498	1,171	1,146	1,790	31,208	31,208

	As of December 31, 2017
	Expected Maturity Date						Total carrying
	2018	2019	2020	2021	2022	Thereafter	amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Average interest rate(1)	4.03%	3.94%	3.68%	3.00%	2.96%	3.96%	—	—
Debts in US Dollar
Fixed rate	6,775	54	54	39	13	11,379	18,314	18,333
Average interest rate	0.63%	3.03%	3.03%	2.56%	1.37%	1.11%	—	—
Variable rate	26,868	—	—	—	—	—	26,868	26,868
Average interest rate(1)	1.90%	—	—	—	—	—	—	—
Debts in HK Dollar
Fixed rate	5	—	—	—	—	—	5	5
Average interest rate	1.76%	—	—	—	—	—	—	—
Variable rate	1,898	—	—	—	—	—	1,898	1,898
Average interest rate(1)	2.05%	—	—	—	—	—	—	—
Debts in Singapore Dollar
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	20	—	—	—	—	—	20	20
Average interest rate(1)	1.57%	—	—	—	—	—	—	—

(2)   The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2017.

(3)   Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

	As of December 31, 2016
	Expected Maturity Date						Total carrying
	2017	2018	2019	2020	2021	Thereafter	amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	103,522	—	—	—	—	—	103,522	103,522
In US Dollar	20,745	—	—	—	—	—	20,745	20,745
In HK Dollar	82	—	—	—	—	—	82	82
In Japanese Yen	12	—	—	—	—	—	12	12
In Euro	41	—	—	—	—	—	41	41
Others	66	—	—	—	—	—	66	66
Time deposits with financial institutions
In RMB	10,186	—	—	—	—	—	10,186	10,186
In US Dollar	7,843	—	—	—	—	—	7,843	7,843
Liabilities
Debts in RMB
Fixed rate	40,904	19,614	5,353	15,533	40,161	7,711	129,276	127,737
Average interest rate	2.21%	2.78%	1.67%	2.00%	0.43%	1.92%
Variable rate	17,288	320	8,105	—	168	1,113	26,993	26,993
Average interest rate(1)	3.40%	4.35%	4.28%	—	4.41%	4.41%
Debts in US Dollar
Fixed rate	42	6,944	25	25	283	12,091	19,410	19,289
Average interest rate	1.40%	0.94%	1.41%	1.41%	4.07%	1.11%
Variable rate	14,591	—	—	—	—	—	14,591	14,584

	As of December 31, 2016
	Expected Maturity Date						Total carrying
	2017	2018	2019	2020	2021	Thereafter	amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Average interest rate(1)	1.40%	—	—	—	—	—
Debts in HK Dollar
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Variable rate	1,969	—	—	—	—	—	1,969	1,969
Average interest rate(1)	1.68%	—	—	—	—	—
Debts in Euro
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Variable rate	5	—	—	—	—	—	5	5
Average interest rate(1)	0.68%	—	—	—	—	—
Debts in Singapore Dollar
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Variable rate	21	—	—	—	—	—	21	21
Average interest rate(1)	1.50%	—	—	—	—	—

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

D.            American Depositary Shares

Depositary Fees and Charges

Under the terms of the Deposit Agreement for China Petroleum & Chemical Corporation’s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:

Services	Fees
Issuance of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

Services	Fees
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

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

Depositary Payments for the Year 2017

In 2017, Citibank, N.A., the Depositary for our ADR program, provided reimbursement net of applicable withholding taxes for our expenses related to the listing and investor’ relations activities as follows:

•      reimbursement of application fees: US$ 90,804.85

•      reimbursement of data infrastructure fees: US$ 4,205.55

•      reimbursement of proxy procedure fees: US$ 37,785.55

•      reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency): US$ 232,460.07

•      the accounting committee and accounting standard committee of public company: US$ 35,137.88

•      Total: US$ 400,393.90

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.            MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.                                    USE OF PROCEEDS

Not applicable.

ITEM 15.              CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (Exchange Act), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017 (Evaluation Date), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2017. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017 based on these criteria.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.              RESERVED

[Reserved]

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Andrew Y. Yan qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. Mr. Yan was appointed as an independent non-executive director and a manager of the audit committee of the sixth board of our company in 2015. For Mr. Yan’s biographical information, see “Item 6 Directors, Senior Management and Employees — A. Directors, members of the supervisory committee and senior management.”

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2016 and 2017.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2016	RMB 73 million	—	—	RMB 2 million
2017	RMB 72 million	—	—	RMB 5 million

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

PRC corporate governance rules promulgated by China Securities Regulatory Commission prescribe that the board of supervisors of listed companies is responsible for supervising the compliance of the Company’s financial affairs and the directors, managers and other senior executives of the Company, and safeguarding the legitimate rights and interests of the Company and the shareholders. The rules also provided detailed requirements in respect of the board of supervisors of listed companies, including its duties, composition, meeting procedures, etc.

The Company has complied with the above rules.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.              FINANCIAL STATEMENTS

Not applicable.

ITEM 18.              FINANCIAL STATEMENTS

See consolidated financial statements included in this annual report following Item 19.

ITEM 19.              EXHIBITS

1*	Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on June 28, 2017.

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

1.4

Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 9, 2014 (English translation), incorporate by reference to Exhibit 1.4 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2015 (File Number: 001-15138).

1.5

Amendment to Articles of Association of China Petroleum & Chemical Corporation, adopted by the shareholders’ meeting on May 27, 2015 (English translation), incorporated by reference to Exhibit 1.5 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016 (File Number: 001-15138).

4.1

Forms of Director Service Contracts dated May 11, 2012 (English translation), incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.2

Forms of Supervisor Service Contracts dated May 11, 2012 (English translation), incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

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

4.21.1

Undertakings from China Petrochemical Corporation Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation dated April 28, 2014 (English translation), incorporated by reference to Exhibit 4.21.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2015 (File Number: 001-15138).

4.22

A Supplementary Agreement to the existing Non-Compete Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 and its related Undertakings (English translation), incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016 (File Number: 001-15138).

8.1*	A list of the Registrant’s subsidiaries.

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a).

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a).

13**	Certification of CEO and CFO pursuant to 18 U.S.C. §1350, and Rule 13a-14(b).

15.1

Letter from KPMG regarding Item 16F of this annual report, incorporated by reference to Exhibit 15.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 27, 2018

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Petroleum & Chemical Corporation,

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15 of the 2017 Form 20-F.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

23 March, 2018

We have served as the Company’s auditor since 2013.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in million, except per share data)

		Years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB
Operating revenues
Sales of goods		1,977,877	1,880,190	2,300,470
Other operating revenues	3	42,498	50,721	59,723
		2,020,375	1,930,911	2,360,193

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,494,046)	(1,379,691)	(1,770,651)
Selling, general and administrative expenses	4	(69,491)	(64,360)	(64,973)
Depreciation, depletion and amortization		(96,460)	(108,425)	(115,310)
Exploration expenses, including dry holes		(10,459)	(11,035)	(11,089)
Personnel expenses	5	(56,619)	(63,887)	(74,854)
Taxes other than income tax	6	(236,349)	(232,006)	(235,292)
Other operating (expenses)/ income, net	7	(129)	5,686	(16,554)
Total operating expenses		(1,963,553)	(1,853,718)	(2,288,723)
Operating income		56,822	77,193	71,470

Finance costs
Interest expense	8	(8,133)	(9,219)	(7,146)
Interest income		3,010	3,218	5,254
Loss on embedded derivative component of the convertible bonds	39(g)	(259)	—	—
Net foreign currency exchange (loss)/gain		(3,857)	(610)	332
Net finance costs		(9,239)	(6,611)	(1,560)
Investment income		466	263	262
Share of profits less losses from associates and joint ventures		8,362	9,306	16,525
Earnings before income tax		56,411	80,151	86,697
Tax expense	9	(12,613)	(20,707)	(16,279)
Net income		43,798	59,444	70,418

Attributable to:
Owners of the Company		32,512	46,672	51,244
Non-controlling interests		11,286	12,772	19,174
Net income		43,798	59,444	70,418

Earnings per share:
Basic	11	0.27	0.39	0.42
Diluted	11	0.27	0.39	0.42

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in million)

		Years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB

Net income		43,798	59,444	70,418

Other comprehensive income:	10
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges		3,163	2,014	(1,580)
Available-for-sale securities		62	(24)	(57)
Share of other comprehensive (loss)/income of associates and joint ventures		(5,356)	45	1,053
Foreign currency translation differences		2,268	4,298	(3,792)
Total items that may be reclassified subsequently to profit or loss		137	6,333	(4,376)
Total other comprehensive income		137	6,333	(4,376)

Total comprehensive income for the year		43,935	65,777	66,042

Attributable to:
Owners of the Company		31,789	53,724	47,763
Non-controlling interests		12,146	12,053	18,279
Total comprehensive income for the year		43,935	65,777	66,042

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in million)

		December 31,
	Note	2016	2017
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		124,468	113,218
Time deposits with financial institutions		18,029	51,786
Financial assets at fair value through profit or loss	12	—	51,196
Trade accounts receivable, net	13	50,289	68,494
Bills receivable		13,197	16,207
Inventories	14	156,511	186,693
Prepaid expenses and other current assets	15	49,767	41,455
Total current assets		412,261	529,049
Non-current assets
Property, plant and equipment, net	16	690,594	650,774
Construction in progress	17	129,581	118,645
Goodwill	18	6,353	8,634
Interest in associates	19	66,116	79,726
Interest in joint ventures	20	50,696	51,361
Available-for-sale financial assets	21	11,408	1,676
Deferred tax assets	22	7,214	15,131
Lease prepayments	23	54,241	58,526
Long-term prepayments and other assets	24	70,145	81,982
Total non-current assets		1,086,348	1,066,455
Total assets		1,498,609	1,595,504
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	25	56,239	55,338
Loans from Sinopec Group Company and fellow subsidiaries	25	18,580	25,311
Trade accounts payable	26	174,301	200,073
Bills payable	26	5,828	6,462
Accrued expenses and other payables	27	224,544	279,247
Income tax payable		6,051	13,015
Total current liabilities		485,543	579,446
Non-current liabilities
Long-term debts	25	72,674	55,804
Loans from Sinopec Group Company and fellow subsidiaries	25	44,772	43,320
Deferred tax liabilities	22	7,661	6,466
Provisions	28	39,298	39,958
Other long-term liabilities		17,426	17,620
Total non-current liabilities		181,831	163,168
Total liabilities		667,374	742,614
Equity
Share capital	29	121,071	121,071
Reserves	39	589,923	605,049
Total equity attributable to owners of the Company		710,994	726,120
Non-controlling interests		120,241	126,770
Total equity		831,235	852,890
Total liabilities and equity		1,498,609	1,595,504

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2014	118,280	(30,497)	41,824	76,552	117,000	(6,179)	276,061	593,041	52,536	645,577
Contribution from SAMC in the Acquisition of Gaoqiao Branch of SAMC (Note 31)	—	2,214	—	—	—	—	—	2,214	1,811	4,025
Balance as of January 1, 2015	118,280	(28,283)	41,824	76,552	117,000	(6,179)	276,061	595,255	54,347	649,602
Net income	—	—	—	—	—	—	32,512	32,512	11,286	43,798
Other comprehensive income (Note 10)	—	—	—	—	—	(1,169)	—	(1,169)	1,306	137
Total comprehensive income for the year	—	—	—	—	—	(1,169)	32,512	31,343	12,592	43,935
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 39(g))	2,791	—	14,026	—	—	—	—	16,817	—	16,817
Final dividend for 2014	—	—	—	—	—	—	(13,318)	(13,318)	—	(13,318)
Interim dividend for 2015	—	—	—	—	—	—	(10,896)	(10,896)	—	(10,896)
Appropriation (Note 39 (c))	—	—	—	3,088	—	—	(3,088)	—	—	—
Contributions to subsidiaries from non-controlling interests	—	56,224	—	—	—	446	—	56,670	48,807	105,477
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(3,389)	(3,389)
Profit distribution to SAMC (Note 31)	—	—	—	—	—	—	(74)	(74)	(60)	(134)
Total contributions by and distributions to owners	2,791	56,224	14,026	3,088	—	446	(27,376)	49,199	45,358	94,557
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests	—	326	—	—	—	—	—	326	(326)	—
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	326	—	—	—	—	—	326	(326)	—
Total transactions with owners	2,791	56,550	14,026	3,088	—	446	(27,376)	49,525	45,032	94,557
Others	—	74	—	—	—	121	(121)	74	(7)	67
Balance as of December 31, 2015	121,071	28,341	55,850	79,640	117,000	(6,781)	281,076	676,197	111,964	788,161

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2016	121,071	28,341	55,850	79,640	117,000	(6,781)	281,076	676,197	111,964	788,161
Net income	—	—	—	—	—	—	46,672	46,672	12,772	59,444
Other comprehensive income (Note 10)	—	—	—	—	—	7,052	—	7,052	(719)	6,333
Total comprehensive income for the year	—	—	—	—	—	7,052	46,672	53,724	12,053	65,777
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2015	—	—	—	—	—	—	(7,264)	(7,264)	—	(7,264)
Interim dividend for 2016	—	—	—	—	—	—	(9,565)	(9,565)	—	(9,565)
Appropriation (Note 39 (c))	—	—	—	—	—	—	—	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(6,146)	(6,146)
Profit distribution to SAMC (Note 31)	—	—	—	—	—	—	(47)	(47)	(39)	(86)
Distribution to SAMC in the Acquisition of Gaoqiao Branch of SAMC (Note 31)	—	(2,137)	—	—	—	—	—	(2,137)	2,137	—
Total contributions by and distributions to owners	—	(2,137)	—	—	—	—	(16,876)	(19,013)	(4,048)	(23,061)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests	—	(30)	—	—	—	—	—	(30)	263	233
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(30)	—	—	—	—	—	(30)	263	233
Total transactions with owners	—	(2,167)	—	—	—	—	(16,876)	(19,043)	(3,785)	(22,828)
Others	—	116	—	—	—	153	(153)	116	9	125
Balance as of December 31, 2016	121,071	26,290	55,850	79,640	117,000	424	310,719	710,994	120,241	831,235

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Dis- cretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2017	121,071	26,290	55,850	79,640	117,000	424	310,719	710,994	120,241	831,235
Net income	—	—	—	—	—	—	51,244	51,244	19,174	70,418
Other comprehensive income (Note 10)	—	—	—	—	—	(3,481)	—	(3,481)	(895)	(4,376)
Total comprehensive income for the year	—	—	—	—	—	(3,481)	51,244	47,763	18,279	66,042
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2016	—	—	—	—	—	—	(20,582)	(20,582)	—	(20,582)
Interim dividend for 2017	—	—	—	—	—	—	(12,107)	(12,107)	—	(12,107)
Appropriation (Note 39 (c))	—	—	—	3,042	—	—	(3,042)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(12,501)	(12,501)
Total contributions by and distributions to owners	—	—	—	3,042	—	—	(35,731)	(32,689)	(12,501)	(45,190)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests	—	(13)	—	—	—	—	—	(13)	724	711
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(13)	—	—	—	—	—	(13)	724	711
Total transactions with owners	—	(13)	—	3,042	—	—	(35,731)	(32,702)	(11,777)	(44,479)
Others	—	49	—	—	—	123	(107)	65	27	92
Balance as of December 31, 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in million)

		Years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	165,740	214,543	190,935
Investing activities
Capital expenditure		(95,495)	(65,467)	(63,541)
Exploratory wells expenditure		(7,203)	(7,380)	(7,407)
Purchase of investments, investments in associates and investments in joint ventures	19,20	(23,351)	(16,389)	(57,627)
Payment for acquisition of subsidiary, net of cash acquired		(89)	—	(1,288)
Proceeds from disposal of investments and investments in associates		3,353	33,516	4,809
Proceeds from disposal of property, plant, equipment and other non-current assets		427	440	1,313
Increase in time deposits with maturities over three months		(3,571)	(17,896)	(82,577)
Decrease in time deposits with maturities over three months		3,583	600	48,820
Interest received		2,228	2,331	3,669
Investment and dividend income received		3,399	4,028	8,506
Net cash used in investing activities		(116,719)	(66,217)	(145,323)
Financing activities
Proceeds from bank and other loans		1,090,241	506,097	524,843
Repayments of bank and other loans		(1,152,837)	(569,091)	(536,380)
Contributions to subsidiaries from non-controlling interests		105,529	343	946
Dividends paid by the Company		(24,214)	(16,876)	(32,689)
Distributions by subsidiaries to non-controlling interests		(1,481)	(6,553)	(7,539)
Interest paid		(8,145)	(6,967)	(5,535)
Finance lease payment		—	—	(155)
Net cash generated from/(used in) financing activities		9,093	(93,047)	(56,509)
Net increase/(decrease) in cash and cash equivalents		58,114	55,279	(10,897)
Cash and cash equivalents as of January 1		10,526	68,933	124,468
Effect of foreign currency exchange rate changes		293	256	(353)
Cash and cash equivalents as of December 31		68,933	124,468	113,218

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in million)

(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Operating activities
Earnings before income tax	56,411	80,151	86,697
Adjustment for:
Depreciation, depletion and amortization	96,460	108,425	115,310
Dry hole costs written off	6,099	7,467	6,876
Income from associates and joint ventures	(8,362)	(9,306)	(16,525)
Investment income	(466)	(263)	(262)
Gain on dilution and remeasurement of interests in the Pipeline Ltd	—	(20,562)	—
Gain on remeasurement of interests in the Shanghai SECCO (Note 31)	—	—	(3,941)
Interest income	(3,010)	(3,218)	(5,254)
Interest expense	8,133	9,219	7,146
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	3,085	86	(1,547)
Loss on disposal of property, plant, equipment and other non-currents assets, net	748	1,528	1,518
Impairment losses on assets	8,767	17,076	21,791
Loss on embedded derivative component of the convertible bonds	259	—	—
	168,124	190,603	211,809
Net charges from:
Accounts receivable and other current assets	40,910	(22,549)	(31,151)
Inventories	39,136	(11,364)	(28,903)
Accounts payable and other current liabilities	(68,431)	81,089	59,210
	179,739	237,779	210,965
Income tax paid	(13,999)	(23,236)	(20,030)
Net cash generated from operating activities	165,740	214,543	190,935

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

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 23, 2018.

(a) New and amended standards and interpretations adopted by the Group

The following relevant IFRS, amendments to existing IFRS and interpretation of IFRS have been published and are mandatory for the year beginning on January 1, 2017 and have been adopted by the Group in current accounting period:

Amendments to IAS 7, ‘Statement of cash flows’, the IASB has issued an amendment to IAS 7 introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Amendments to IAS 7 are effective for annual periods beginning on January 1, 2017.

Amendments to IAS 12, ‘Income taxes’, the IASB has issued amendments to IAS 12, ‘Income taxes’. These amendments on the recognition of deferred tax assets for unrealized losses clarify how to account for deferred tax assets related to debt instruments measured at fair value. Amendments to IAS 12 are effective for annual periods beginning on January 1, 2017.

There have been no significant changes to the accounting policies applied in these financial statements for the periods presented as a result of these developments.

The Group has not early adopted any new standard or interpretation that is not yet effective for the current accounting period.

(b) New and amended standards and interpretations not yet adopted by the Group

The following relevant IFRS, amendments to existing IFRS and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after January 1, 2018 or later periods and have not been early adopted by the Group. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that, except for IFRS 16, the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses - the expected credit losses model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule—based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on January 1, 2018. Earlier application is permitted.

IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognize through a 5-step approach. IFRS 15 provides specific guidance on capitalization of contract cost and license arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue-Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on January 1, 2018. Earlier application is permitted.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognize lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual reporting periods beginning on January 1, 2019. Earlier application is permitted if IFRS 15 is also applied.

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

The accompanying consolidated financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)) and derivative financial instruments (Note 2(l) and (n)) to their fair values.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the consolidated financial statements and the major sources of estimation uncertainty are disclosed in Note 37.

2                    SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

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

If a business combination involving entities not under common control is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the consolidated statement of income.

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

The particulars of the Group’s principal subsidiaries are set out in Note 35.

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

(iii)         Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealized gains arising from inter—company transactions are eliminated on consolidation. Unrealized gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

A uniform set of accounting policies is adopted by those entities. All intra—group transactions, balances and unrealized gains on transactions between combining entities or businesses are eliminated on consolidation. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognized as an expense in the period in which it is incurred.

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

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The income and expenses of foreign operations are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are recognized in other comprehensive income and accumulated in equity in the other reserves.

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

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(o)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associates or joint ventures and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(o)).

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

(l)                  Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in other operating (expense)/income, net, except where the derivatives qualify for cash flow hedge accounting or the hedge of net investment in a foreign operation, in which case recognition of any resulting gain or loss depends on the nature of the item being hedged (Note 2(n)).

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

The gain or loss from remeasuring the hedging instrument at fair value is recognized in the consolidated statement of income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the consolidated statement of income.

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

(iii)            Hedge of net investments in foreign operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated statement of income. The ineffective portion is recognized immediately in the consolidated statement of income. No hedge of net investment in foreign operations was hold by the Group for the year ended December 31, 2017.

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

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognized in the consolidated statement of income. The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption. The interest expense recognized in the consolidated statement of income on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes (Note 39(g)).

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

(x)           Research and development expense

Research and development expenditures that cannot be capitalized are expensed in the period in which they are incurred. Research and development expense amounted to RMB 5,654, RMB 5,941 and RMB 6,423 for the years ended December 31, 2015, 2016 and 2017, respectively.

(y)           Operating leases

Operating lease payments are charged to the consolidated statement of income on a straight-line basis over the period of the respective leases.

(z)        Employee benefits

The contributions payable under the Group’s retirement plans are recognized as an expense in the consolidated statement of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 33.

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

3.                 OTHER OPERATING REVENUES

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Sale of materials, service and others	41,524	49,812	58,930
Rental income	974	909	793
	42,498	50,721	59,723

4.                 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Operating lease charges	14,384	14,410	12,104
Impairment losses
- trade accounts receivable	40	230	(51)
- other receivables	49	(12)	159
- accounts prepayments	(25)	13	2

5.                   PERSONNEL EXPENSES

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Salaries, wages and other benefits	48,741	55,502	65,873
Contributions to retirement schemes (Note 33)	7,878	8,385	8,981
	56,619	63,887	74,854

6.                   TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Consumption tax (i)	198,754	193,836	192,907
Special oil income levy	6	—	8
City construction tax (ii)	18,195	18,155	18,274
Education surcharge	13,686	13,695	13,811
Resources tax	4,853	3,871	4,841
Other	855	2,449	5,451
	236,349	232,006	235,292

Note:

(i)                 Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from December 13, 2014 RMB/Ton	Effective from January 13, 2015 RMB/Ton
Gasoline	1,943.20	2,109.76
Diesel	1,293.60	1,411.20
Naphtha	1,939.00	2,105.20
Solvent oil	1,794.80	1,948.64
Lubricant oil	1,576.40	1,711.52
Fuel oil	1,116.50	1,218.00
Jet fuel oil	1,370.60	1,495.20

(ii)            City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax. Pursuant to the ‘Circular on the Overall Promotion of Pilot Program of Levying VAT in place of Business Tax’(Cai Shui [2016] 36) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from modern service of the subsidiaries of the Group, are subject to VAT from May 1, 2016, and the applicable tax rate is 6%. Before May 1, 2016, revenue from modern service of the subsidiaries of the Group, are subject to the business tax with a tax rate of 3% to 5%.

7.                                      OTHER OPERATING (EXPENSE)/INCOME, NET

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Fines, penalties and compensations	(90)	(152)	(89)
Donations	(112)	(133)	(152)
Loss on disposal of property, plant, equipment and other non-currents assets, net	(692)	(1,489)	(1,518)
Impairment losses on long-lived assets (Note i)	(5,146)	(16,425)	(21,258)
Net realized and unrealized gain on derivative financial instruments not qualified as hedging	870	195	(909)
Ineffective portion of change in fair value of cash flow hedges	165	304	(813)
Government grants (Note ii)	5,131	4,101	4,893
Gain on dilution and remeasurement of interests in the Pipeline Ltd	—	20,562	—
Gain on remeasurement of interests in the Shanghai SECCO (Note 31)	—	—	3,941
Others	(255)	(1,277)	(649)
	(129)	5,686	(16,554)

Note:

(i)                 Impairment losses recognized on long-term assets of the exploration and production (“E&P”) segments were RMB 4,864, RMB 11,605 and RMB 13,556 for the years ended December 31, 2015, 2016 and 2017, respectively. The impairment comprised RMB 4,213, RMB 10,594 and RMB 12,611 on property, plant and equipment for the three years respectively, RMB 651 on investment in associates for the year ended December 31, 2015, RMB 907 on investment in joint venture for the year ended December 31, 2017, RMB 1,005 and RMB 21 on construction in progress for the years ended December 31, 2016 and 2017, RMB 6 on goodwill for the year ended December 31, 2016, and RMB 17 on available for sale financial assets for the year ended December 31, 2017. The primary factors resulting in the E&P segment impairment loss for the years ended December 31, 2016 and 2017 were downward revision of oil and gas reserve due to price change and high operating and development cost for certain oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the asset using a pre-tax discount rate of 10.80%, 10.47% and 10.47% for the years ended December 31, 2015, 2016 and 2017, respectively. Further future downward revisions to the Group’s oil price would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 3,145. It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 2,659. It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 461. The primary factors resulting in the E&P segment impairment losses for the years ended December 31, 2015 were unsuccessful development drilling and high operating and development costs for certain oil fields.

Impairment losses recognized for the chemicals segment were RMB 142, RMB 2,898 and RMB 4,922 for the years ended December 31, 2015, 2016 and 2017, respectively, and comprised of impairment losses of RMB 142, RMB 2,840 and RMB 4,779 on property, plant and equipment for the years ended December 31, 2015, 2016 and 2017, respectively, and RMB 58 and RMB 143 on construction in progress for the years ended December 31, 2016 and 2017, respectively. Impairment losses recognized for the refining segment were RMB 9, RMB 1,655 and RMB 1,894 for the years ended December 31, 2015, 2016 and 2017, respectively, and comprised of impairment losses of RMB 9, RMB 1,245 and RMB 1,836 on property, plant and equipment for the years ended December 31, 2015, 2016 and 2017, respectively, RMB 410 and RMB 47 on construction in progress for the years ended December 31, 2016 and 2017, respectively, RMB 1 on intangible assets and RMB 10 for investment in associates for the year ended December 31, 2017. These impairment losses relate to certain refining and chemicals production facilities that are held for use for the years ended December 31, 2015, 2016 and 2017. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates for the years ended December 31, 2015, 2016 and 2017, respectively. The primary factor resulting in the impairment losses on long-lived assets of the refining for the years ended December 31, 2015, 2016 and 2017, and of the chemicals segment for the year ended December 31, 2015 and 2016 was due to the suspension of operations of certain production facilities. Evidence indicates the economic performance of certain production facilities are worse than expected also contributed to the written down of assets in the chemical segments for the year ended December 31, 2017.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 19, RMB 267 and RMB 675 for the years ended December 31, 2015, 2016 and 2017 respectively. The impairment comprised of impairment losses of RMB 10, RMB 242 and RMB 597 on property, plant and equipment for the years ended December 31, 2015, 2016 and 2017, respectively, impairment losses of RMB 2, RMB 1 and RMB 19 on investments in associates and joint ventures for the years ended December 31, 2015, 2016 and 2017, respectively, impairment losses of RMB 13 and RMB 41 on construction in progress for the year ended December 31, 2016 and 2017, impairment losses of RMB 7, RMB 11 and RMB 12 on lease prepayments for the year ended December 31, 2015, 2016 and 2017, and impairment losses of RMB 6 on intangible assets for the year ended December 31, 2017, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

Impairment loss recognized on long-lived assets of the corporate and others segment was RMB 112 and RMB 211 for the years ended December 31, 2015 and 2017. The impairment comprised of impairment loss of RMB 1 and RMB 13 on property, plant and equipment for the years ended December 31, 2015 and 2017, impairment of RMB 111 on construction in progress for the year ended December 31, 2015, and impairment of RMB 198 on goodwill for the year ended December 31, 2017.

(ii)               Government grants for the years ended December 31, 2015, 2016 and 2017 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

8.                   INTEREST EXPENSE

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Interest expense incurred	8,273	9,021	6,368
Less: Interest expense capitalized*	(1,221)	(859)	(723)
	7,052	8,162	5,645
Accretion expenses (Note 28)	1,081	1,057	1,501
Interest expense	8,133	9,219	7,146

* Interest rates per annum at which borrowing costs were capitalized for construction in progress	2.6% to 5.9%	2.65% to 4.82%	2.37% to 4.41%

9.                   TAX EXPENSE

Tax expense in the consolidated statement of income represents:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Current tax
- Provision for the year	13,677	21,313	26,668
- Adjustment of prior years	279	228	(72)
Deferred taxation (Note 22)	(1,343)	(834)	(10,317)
	12,613	20,707	16,279

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Earnings before income tax	56,411	80,151	86,697
Expected PRC income tax expense at a statutory tax rate of 25%	14,103	20,038	21,674
Tax effect of preferential tax rate (Note i)	(1,033)	83	(793)
Effect of income taxes at foreign operations (Note ii)	391	299	(1,394)
Tax effect of non-deductible expenses	788	1,529	1,905
Tax effect of non-taxable income	(2,583)	(2,786)	(5,939)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(235)	(453)	(613)
Tax effect of tax losses not recognized	828	958	1,485
Write-down of deferred tax assets	75	811	26
Adjustment of prior years	279	228	(72)
Actual income tax expense	12,613	20,707	16,279

Note:

(i)                The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)             It is mainly due to the foreign operation in the Republic of Angola (“Angola”) calculated the assessable income in accordance with the relevant income tax rules and regulations of Angola, and taxed at 50% of the assessable income as determined.

10.             OTHER COMPREHENSIVE INCOME

	Years ended December 31,
	2015			2016			2017
	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount	Before-tax amount	Tax effect	Net-of-tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	2,881	(405)	2,476	(3,813)	652	(3,161)	(1,314)	240	(1,074)
Amounts transferred to initial carrying amount of hedged items	(1,354)	223	(1,131)	13	(2)	11	(4)	1	(3)
Amounts transferred to the consolidated statement of income	2,273	(455)	1,818	6,279	(1,115)	5,164	(575)	72	(503)
Net movement during the year recognized in other comprehensive income	3,800	(637)	3,163	2,479	(465)	2,014	(1,893)	313	(1,580)
Available-for-sale securities:
Changes in fair value recognized during the year	66	(4)	62	(17)	(7)	(24)	(57)	—	(57)
Net movement during the year recognized in other comprehensive income	66	(4)	62	(17)	(7)	(24)	(57)	—	(57)
Share of other comprehensive (loss)/profit of associates and joint ventures	(5,356)	—	(5,356)	45	—	45	1,053	—	1,053
Foreign currency translation differences	2,268	—	2,268	4,298	—	4,298	(3,792)	—	(3,792)
Other comprehensive income	778	(641)	137	6,805	(472)	6,333	(4,689)	313	(4,376)

11.                   BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2015, 2016 and 2017 is based on the net income attributable to ordinary owners of the Company of RMB 32,512, RMB 46,672 and RMB 51,244, respectively, and the weighted average number of shares of 120,852,547,200, 121,071,209,646 and 121,071,209,646, respectively.

The calculation of diluted earnings per share for the years ended December 31, 2015, 2016 and 2017 is based on the net income attributable to ordinary owners of the Company (diluted) of RMB 32,510 , RMB 46,669 and RMB 51,242, respectively, and the weighted average number of shares (diluted) of 120,852,547,200, 121,071,209,646 and 121,071,209,646, respectively, calculated as follows:

(i)                Net income attributable to ordinary owners of the Company (diluted)

	2015	2016	2017
	RMB	RMB	RMB

Net income attributable to ordinary owners of the Company	32,512	46,672	51,244
After tax effect of employee share option scheme of Shanghai Petrochemical	(2)	(3)	(2)
Net income attributable to ordinary owners of the Company (diluted)	32,510	46,669	51,242

(ii)             Weighted average number of shares (diluted)

	2015	2016	2017
	Number of	Number of	Number of
	shares	shares	shares

Weighted average number of shares as of December 31	120,852,547,200	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) as of December 31	120,852,547,200	121,071,209,646	121,071,209,646

12.            FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31,
	2016	2017
	RMB	RMB
Current assets
Structured deposit	—	51,196
	—	51,196

The financial assets are the structured deposit with financial institution and cannot be readily convertible to known amounts of cash, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

The changes in the financial assets at fair value through profit or loss for the years ended December 31, 2016 and 2017 amounted to RMB nil and RMB 196, respectively, which has been recorded in other operating (expense)/income, net.

13.            TRADE ACCOUNTS RECEIVABLE, NET

	December 31,
	2016	2017
	RMB	RMB

Amounts due from third parties	39,994	56,203
Amounts due from Sinopec Group Company and fellow subsidiaries	6,398	7,941
Amounts due from associates and joint ventures	4,580	4,962
	50,972	69,106
Less: Impairment losses for bad and doubtful debts	(683)	(612)
Trade accounts receivable, net	50,289	68,494

Impairment losses for bad and doubtful debts are analyzed as follows:

	2015	2016	2017
	RMB	RMB	RMB

Balance as of January 1	530	525	683
Provision for the year	40	238	49
Written back for the year	(13)	(8)	(100)
Written off for the year	(38)	(72)	(21)
Others	6	—	1
Balance as of December 31	525	683	612

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

14.        INVENTORIES

	December 31,
	2016	2017
	RMB	RMB

Crude oil and other raw materials	75,680	85,975
Work in progress	14,141	14,774
Finished goods	65,772	84,448
Spare parts and consumables	1,838	2,651
	157,431	187,848
Less: Allowance for diminution in value of inventories	(920)	(1,155)
	156,511	186,693

Allowance for diminution in value of inventories is analyzed as follows:

	2015	2016	2017
	RMB	RMB	RMB

Balance as of January 1	3,603	4,402	920
Allowance for the year	3,687	430	436
Reversal of allowance on disposal	(34)	(10)	(13)
Written off	(2,931)	(4,021)	(190)
Other increase	77	119	2
Balance as of December 31	4,402	920	1,155

During the years ended December 31, 2015, 2016 and 2017, costs of inventories recognized as an expense in the consolidated statement of income were RMB 1,572,798, RMB 1,461,285, and RMB 1,854,629, respectively. Such costs include the write-down of inventories of RMB 3,687, RMB 430, and RMB 436, respectively, and the reversal of write-down of inventories of RMB 34, RMB 10 and RMB 13, respectively. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statement of income. The write-down of inventories which were realized primarily with the sales of inventories for the year ended December 31, 2015, 2016 and 2017 were RMB 2,931, RMB 4,021and RMB 190. The write-down of inventories for the year ended December 31, 2017 is mainly related to the spare parts and consumables in refining segment and chemical segment.

15.         PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2016	2017
	RMB	RMB

Other receivables	26,056	17,704
Advances to suppliers	3,749	4,901
Value-added input tax to be deducted	18,055	17,926
Prepaid income tax	1,145	398
Derivative financial instruments	762	526
	49,767	41,455

16.          PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2016	107,873	613,134	880,711	1,601,718
Additions	277	3,420	626	4,323
Transferred from construction in progress	5,901	31,473	50,025	87,399
Reclassifications	1,426	(115)	(1,311)	—
Reclassification to lease prepayments and other long-term assets	(130)	—	(2,202)	(2,332)
Disposals	(509)	(27)	(35,100)	(35,636)
Exchange adjustments	82	2,800	187	3,069
Balance as of December 31, 2016	114,920	650,685	892,936	1,658,541

Balance as of January 1, 2017	114,920	650,685	892,936	1,658,541
Additions	854	1,627	11,983	14,464
Transferred from construction in progress	6,789	19,881	54,605	81,275
Reclassifications	(673)	(50)	723	—
Reclassification to lease prepayments and other long-term assets	(859)	(1,702)	(8,751)	(11,312)
Disposals	(878)	(211)	(10,985)	(12,074)
Exchange adjustments	(140)	(2,573)	(199)	(2,912)
Balance as of December 31, 2017	120,013	667,657	940,312	1,727,982

Accumulated depreciation:
Balance as of January 1, 2016	44,469	374,191	449,609	868,269
Depreciation for the year	3,815	49,005	47,914	100,734
Impairment losses for the year	440	10,580	3,901	14,921
Reclassifications	369	(58)	(311)	—
Reclassification to lease prepayments and other long-term assets	(14)	—	(316)	(330)
Written back on disposals	(534)	(22)	(17,067)	(17,623)
Exchange adjustments	27	1,865	84	1,976
Balance as of December 31, 2016	48,572	435,561	483,814	967,947

Balance as of January 1, 2017	48,572	435,561	483,814	967,947
Depreciation for the year	4,075	55,057	46,585	105,717
Impairment losses for the year	554	8,832	10,450	19,836
Reclassifications	(122)	(77)	199	—
Reclassification to lease prepayments and other long-term assets	(238)	(1,305)	(2,682)	(4,225)
Written back on disposals	(584)	(195)	(9,079)	(9,858)
Exchange adjustments	(57)	(2,056)	(96)	(2,209)
Balance as of December 31, 2017	52,200	495,817	529,191	1,077,208

Net book value:
Balance as of January 1, 2016	63,404	238,943	431,102	733,449
Balance as of December 31, 2016	66,348	215,124	409,122	690,594
Balance as of December 31, 2017	67,813	171,840	411,121	650,774

Note:

The additions to the oil and gas properties of the Group for the years ended December 31, 2016 and 2017 included RMB 3,420 and RMB 1,627 respectively, of the estimated dismantlement costs for site restoration (Note 28).

17.           CONSTRUCTION IN PROGRESS

	2016	2017
	RMB	RMB

Balance as of January 1	152,325	129,581
Additions	81,837	85,552
Dry hole costs written off	(7,467)	(6,876)
Transferred to property, plant and equipment	(87,399)	(81,229)
Reclassification to lease prepayments and other long-term assets	(6,900)	(7,773)
Impairment losses for the year	(1,486)	(252)
Disposals	(1,445)	(315)
Exchange adjustments	116	(43)
Balance as of December 31	129,581	118,645

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2015	2016	2017
	RMB	RMB	RMB

At beginning of year	19,286	16,772	12,192
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves	5,901	6,321	5,567
Transferred to oil and gas properties based on the determination of proved reserves	(2,615)	(3,716)	(1,839)
Dry hole costs written off	(5,800)	(7,185)	(6,183)
At end of year	16,772	12,192	9,737

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2015	2016	2017
	RMB	RMB	RMB

One year or less	8,074	4,731	4,917
Over one year	8,698	7,461	4,820
	16,772	12,192	9,737

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2015, 2016 and 2017 amounted to RMB 4,347, RMB 2,899 and RMB 3,710, respectively.

18.           GOODWILL

	December 31,
	2016	2017
	RMB	RMB

Cost	14,016	16,495
Less: accumulated impairment losses	(7,663)	(7,861)
	6,353	8,634

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

		December 31,
	Principal activities	2016	2017
		RMB	RMB

Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,157	1,004
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)(Note 31)	Production and sale of petrochemical products	—	2,541
Sinopec (Hong Kong) Limited	Trading of petrochemical products	941	879
Multiple units without individually significant goodwill		212	167
		6,353	8,634

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.4% to 11.0% and 10.8% to 11.4% for the years ended December 31, 2016 and 2017, respectively. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognized.

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

The Group’s principal associates are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities	Country of incorporation	Principal place of business
			%	%
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”)	Incorporated	Registered capital RMB 200 million	—	50.00	Operation of natural gas pipelines and auxiliary facilities	PRC	PRC
Sinopec Finance Company Limited (“Sinopec Finance”)	Incorporated	Registered capital RMB 18,000 million	49.00	—	Provision of non-banking financial services	PRC	PRC
PAO SIBUR Holding(“SIBUR”)	Incorporated	Registered capital RUB 21,784 million	—	10.00	Processing natural gas and manufacturing petrochemical products	Russia	Russia
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	Incorporated	Registered capital RMB 17,516 million	—	38.75	Mining coal and manufacturing of coal-chemical products	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”)	Incorporated	Registered capital USD 10,000	—	50.00	Crude oil and natural gas extraction	British Virgin Islands	The Republic of Kazakhstan

Summarized financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR (i)	Zhongtian Synergetic Energy		CIR
	December 31,		December 31,		December 31,	December 31,		December 31,
	2016	2017	2016	2017	2017	2016	2017	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	11,835	11,317	149,457	161,187	20,719	7,292	8,232	5,120	5,612
Non-current assets	42,124	40,972	16,478	17,782	158,938	50,301	51,553	3,842	1,673
Current liabilities	(5,009)	(933)	(142,386)	(154,212)	(20,554)	(8,078)	(10,668)	(928)	(908)
Non-current liabilities	(3,350)	(3,176)	(88)	(6)	(61,771)	(32,137)	(31,494)	(883)	(170)
Net assets	45,600	48,180	23,461	24,751	97,332	17,378	17,623	7,151	6,207
Net assets attributable to owners of the Company	45,600	48,180	23,461	24,751	96,761	17,378	17,623	7,151	6,207
Net assets attributable to non-controlling interests	—	—	—	—	571	—	—	—	—
Share of net assets from associates	22,800	24,090	11,496	12,128	9,676	6,734	6,829	3,576	3,104
Carrying Amounts	22,800	24,090	11,496	12,128	9,676	6,734	6,829	3,576	3,104

Summarized statement of comprehensive income

Year ended December 31	Pipeline Ltd (ii)		Sinopec Finance			SIBUR(i)	Zhongtian Synergetic Energy			CIR(iii)
	2016	2017	2015	2016	2017	2017	2015	2016	2017	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	191	5,644	2,533	2,442	3,542	52,496	—	—	3,569	687	2,205	2,563
Net income/(loss) for the year	51	2,543	3,484	1,526	1,536	9,601	—	—	123	(90)	(3,518)	(610)
Other comprehensive income/(loss)	—	—	28	(175)	(246)	(260)	—	—	—	(4,017)	662	(334)
Total comprehensive income/(loss)	51	2,543	3,512	1,351	1,290	9,341	—	—	123	(4,107)	(2,856)	(944)
Dividends declared by associates	23	—	—	—	—	221	—	—	—	—	—	—
Share of net income/(loss) from associates	26	1,272	1,707	748	753	960	—	—	48	(45)	(1,759)	(305)
Share of other comprehensive income/(loss) from associates (iv)	—	—	14	(86)	(121)	(26)	—	—	—	(2,009)	331	(167)

The share of net income for years ended December 31, 2015, 2016 and 2017 in all individually immaterial associates accounted for using equity method in aggregate were RMB 1,913, RMB 2,869 and RMB 3,182, respectively.

The share of other comprehensive (loss)/income for the years ended December 31, 2015, 2016 and 2017 in all individually immaterial associates accounted for using equity method in aggregate were a loss of RMB 632, a loss of RMB 384 and a gain of RMB 569, respectively.

The carrying amount as of December 31, 2016 and 2017 of all individually immaterial associates accounted for using equity method in aggregate were RMB 21,510 and RMB 23,899, respectively.

Note:

(i)     Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Director and has a member in SIBUR’s Management Board.

(ii)    The summarized statement of comprehensive income for the year 2016 of Piepline Ltd presents the operating results from the date when the Group lost control to December 31, 2016.

(iii)   In August 2015, one of the subsidiaries of Sinopec Group Company completed the acquisition from LUKOIL OVERSEAS WEST PROJECT Ltd. a 50% equity interests in CIR and revised CIR’s Articles of Association subsequently. According to the revised CIR’s Articles of Association, the Group retained significant influences over CIR. As a result, the Group reclassified the investment interest in CIR from joint ventures to associates. The summarized statement of comprehensive income for the year ended December 31, 2015 of CIR represents the operating result for the period from the date when the Group reclassified the investment interest in CIR from joint ventures to associates to December 31, 2015.

(iv)    Including foreign currency translation differences.

20.   INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures which are incorporated companies are as follows:

Name of company	Country of incorporation	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities	Principal place of business
			%	%
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	Registered capital RMB 14,758 million	—	50.00	Manufacturing refining oil products	PRC
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Registered capital RMB 12,547 million	30.00	10.00	Manufacturing and distribution of petrochemical products	PRC
Taihu Limited (“Taihu”)	Cyprus	Registered capital USD 25,000	—	49.00	Crude oil and natural gas extraction	Russia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Registered capital USD 1,560 million	—	37.50	Petroleum refining and processing business	Saudi Arabia
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	Registered capital RMB 9,796 million	—	50.00	Manufacturing and distribution of petrochemical products	PRC

Summarized balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	December 31,		December 31,		December 31,		December 31,		December 31,
	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets
Cash and cash equivalents	8,172	5,772	1,394	1,800	1,165	2,352	1,259	4,916	3,634	6,524
Other current assets	10,269	11,013	4,852	5,335	1,616	2,462	6,826	10,816	1,886	2,709
Total current assets	18,441	16,785	6,246	7,135	2,781	4,814	8,085	15,732	5,520	9,233
Non-current assets	21,903	19,740	13,530	12,075	8,279	7,978	57,054	51,553	14,003	13,248
Current liabilities
Current financial liabilities (i)	(1,781)	(1,135)	(783)	(233)	(334)	(20)	(1,187)	(5,407)	—	(1,236)
Other current liabilities	(4,643)	(5,049)	(2,107)	(1,982)	(1,616)	(1,914)	(6,466)	(11,864)	(2,657)	(4,546)
Total current liabilities	(6,424)	(6,184)	(2,890)	(2,215)	(1,950)	(1,934)	(7,653)	(17,271)	(2,657)	(5,782)
Non-current liabilities
Non-current financial liabilities (ii)	(19,985)	(13,654)	(1,492)	(955)	(49)	(72)	(43,028)	(35,619)	(5,337)	(4,101)
Other non-current liabilities	(252)	(236)	(10)	(19)	(2,130)	(2,686)	(1,004)	(890)	(32)	(41)
Total non-current liabilities	(20,237)	(13,890)	(1,502)	(974)	(2,179)	(2,758)	(44,032)	(36,509)	(5,369)	(4,142)
Net assets	13,683	16,451	15,384	16,021	6,931	8,100	13,454	13,505	11,497	12,557
Net assets attributable to owners of the company	13,683	16,451	15,384	16,021	6,690	7,818	13,454	13,505	11,497	12,557
Net assets attributable to non-controlling interests	—	—	—	—	241	282	—	—	—	—
Share of net assets from joint ventures	6,842	8,226	6,154	6,409	3,278	3,831	5,045	5,064	5,749	6,279
Other (iii)	—	—	—	—	743	—	—	—	—	—
Carrying Amounts	6,842	8,226	6,154	6,409	4,021	3,831	5,045	5,064	5,749	6,279

Summarized statement of comprehensive income

	FREP			BASF-YPC			Taihu			YASREF(i)			Sinopec SABIC Tianjin
Year ended December 31,	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	48,758	41,764	49,356	15,430	17,323	21,020	10,725	9,658	12,520	31,823	41,286	61,587	18,868	16,337	22,286
Depreciation, depletion and amortization	(53)	(52)	(16)	(2,312)	(2,275)	(1,793)	(1,279)	(1,043)	(715)	(1,915)	(2,754)	(2,763)	(32)	(33)	(36)
Interest income	33	130	208	29	19	36	—	40	142	13	33	45	36	30	104
Interest expense	(1,130)	(929)	(857)	(239)	(173)	(71)	(119)	(113)	(142)	(721)	(1,216)	(1,382)	(458)	(245)	(223)
Earning/(loss) before income tax	3,857	6,476	6,977	214	2,606	4,565	3,455	2,411	1,697	(259)	28	548	2,719	3,184	5,113
Tax expense	(918)	(1,574)	(1,699)	(56)	(648)	(1,151)	(733)	(518)	(553)	13	56	57	(522)	(783)	(1,279)
Net income/(loss) for the year	2,939	4,902	5,278	158	1,958	3,414	2,722	1,893	1,144	(246)	84	605	2,197	2,401	3,834
Other comprehensive (loss)/income	—	—	—	—	—	—	(2,633)	1,851	25	738	647	(554)	—	—	—
Total comprehensive income	2,939	4,902	5,278	158	1,958	3,414	89	3,744	1,169	492	731	51	2,197	2,401	3,834
Dividends declared by joint ventures	—	—	1,250	470	155	1,109	—	—	—	—	—	—	225	300	1,375
Share of net income/(loss) from joint ventures	1,470	2,451	2,639	63	783	1,366	1,287	895	541	(92)	31	227	1,099	1,201	1,917
Share of other comprehensive (loss)/income from joint ventures (iv)	—	—	—	—	—	—	(1,245)	875	12	277	243	(208)	—	—	—

The share of net income for the years ended December 31, 2015, 2016 and 2017 in all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 960, RMB 2,061 and RMB 3,925, respectively.

The share of other comprehensive (loss)/income for the years ended December 31, 2015, 2016 and 2017 in all individually immaterial joint ventures accounted for using equity method in aggregate were a loss of RMB 1,761, a loss of RMB 934 and a gain of RMB 994, respectively.

The carrying amount as of year ended December 31, 2016 and 2017 of all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 22,885 and RMB 21,552, respectively.

Note:

(i)              Excluding trade accounts payable and other payables.

(ii)           Excluding provisions.

(iii)        Other reflects the excess of fair value of the consideration transferred over the Group’s share of the fair value of the investee’s identifiable assets and liabilities as of the acquisition date.

(iv)       Including foreign currency translation differences.

21.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31,
	2016	2017
	RMB	RMB

Equity securities, listed and at quoted market price	262	178
Other investment, unlisted and at cost	11,175	1,544
	11,437	1,722
Less: Impairment losses for investments	(29)	(46)
	11,408	1,676

Other investment, unlisted and at cost, represents the Group’s interests in privately owned enterprises which are mainly engaged in oil and natural gas activities and chemical production.

The impairment losses relating to investments for the years ended December 31, 2016 and 2017 amounted to RMB nil and RMB 17, respectively.

22.   DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities
	December 31,		December 31,
	2016	2017	2016	2017
	RMB	RMB	RMB	RMB
Receivables and inventories	87	381	—	—
Accruals	391	1,925	—	—
Cash flow hedges	27	165	(242)	(50)
Property, plant and equipment	11,264	14,150	(14,615)	(9,928)
Tax losses carried forward	2,477	2,325	—	—
Available-for-sale securities	—	117	—	—
Intangible assets	260	227	—	(563)
Others	133	180	(229)	(264)
Deferred tax assets/(liabilities)	14,639	19,470	(15,086)	(10,805)

As of December 31, 2016 and 2017, certain subsidiaries of the Company did not recognize deferred tax of deductible loss carried forward of RMB 19,194 and RMB 20,821, respectively, of which RMB 3,833 and RMB 5,938 were incurred for the years ended December 31, 2016 and 2017, respectively, because it was not probable that the related tax benefit will be realized. Those deductible tax losses carried forward of RMB 2,508, RMB 4,462, RMB 4,080, RMB 3,833 and RMB 5,938 will expire in 2018, 2019, 2020, 2021, 2022 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. During the years ended December 31, 2016 and 2017, write-down of deferred tax assets amounted to RMB 811 and RMB 26 (Note 9) .

Movements in deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2015	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Balance as of December 31, 2015
	RMB	RMB	RMB	RMB	RMB
Receivables and inventories	2,677	(1,128)	3	—	1,552
Accruals	258	155	—	—	413
Cash flow hedges	887	—	(637)	—	250
Property, plant and equipment	(8,635)	(113)	(383)	—	(9,131)
Tax losses carried forward	3,474	2,398	11	—	5,883
Embedded derivative component of the convertible bonds	282	—	—	(282)	—
Available-for-sale securities	3	1	(4)	—	—
Intangible assets	206	(3)	—	—	203
Others	7	33	—	—	40
Net deferred tax (liabilities)/assets	(841)	1,343	(1,010)	(282)	(790)

	Balance as of January 1, 2016	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Balance as of December 31, 2016
	RMB	RMB	RMB	RMB	RMB
Receivables and inventories	1,552	(1,505)	6	34	87
Accruals	413	(22)	—	—	391
Cash flow hedges	250	—	(465)	—	(215)
Property, plant and equipment	(9,131)	6,063	(392)	109	(3,351)
Tax losses carried forward	5,883	(3,426)	20	—	2,477
Available-for-sale securities	—	(139)	(7)	146	—
Intangible assets	203	(1)	—	58	260
Others	40	(136)	—	—	(96)
Net deferred tax (liabilities)/assets	(790)	834	(838)	347	(447)

	Balance as of January 1, 2017	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Acquisition of Shanghai SECCO	Balance as of December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB
Receivables and inventories	87	300	(5)	(1)	—	381
Accruals	391	1,534	—	—	—	1,925
Cash flow hedges	(215)	9	313	8	—	115
Property, plant and equipment	(3,351)	8,475	287	(8)	(1,181)	4,222
Tax losses carried forward	2,477	(135)	(17)	—	—	2,325
Available-for-sale securities	—	117	—	—	—	117
Intangible assets	260	(27)	—	—	(569)	(336)
Others	(96)	44	4	—	(36)	(84)
Net deferred tax (liabilities)/assets	(447)	10,317	582	(1)	(1,786)	8,665

23.          LEASE PREPAYMENTS

	2016	2017
	RMB	RMB
Cost:
Balance as of January 1	63,324	68,467
Additions	300	2,614
Transferred from construction in progress	4,279	4,151
Transferred from other long-term assets	994	3,987
Reclassification to other assets	(229)	(2,603)
Disposals	(422)	(531)
Exchange adjustments	221	(357)
Balance as of December 31	68,467	75,728
Accumulated amortization:
Balance as of January 1	12,275	14,226
Amortization charge for the year	1,840	2,076
Transferred from other long-term assets	132	2,027
Reclassification to other assets	(12)	(770)
Written back on disposals	(83)	(266)
Exchange adjustments	74	(91)
Balance as of December 31	14,226	17,202
Net book value:	54,241	58,526

24.          LONG-TERM PREPAYMENTS AND OTHER ASSETS

	December 31,
	2016	2017
	RMB	RMB

Operating rights of service stations	26,896	34,268
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	20,385	20,726
Prepayments for construction projects to third parties	2,234	4,999
Others (i)	20,630	21,989
Balance as of December 31	70,145	81,982

Note:

(i)        Others mainly comprise prepaid operating lease charges over one year and catalyst expenditures.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2016	2017
	RMB	RMB
Operating rights of service stations
Cost:
Balance as of January 1	34,407	36,908
Additions	2,670	11,837
Decreases	(169)	(132)
Balance as of December 31	36,908	48,613
Accumulated amortization:
Balance as of January 1	8,310	10,012
Additions	1,777	4,361
Decreases	(75)	(28)
Balance as of December 31	10,012	14,345
Net book value as of December 31	26,896	34,268

25.       SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	December 31,
	2016	2017
	RMB	RMB
Third parties’ debts
Short-term bank loans	11,944	31,105
RMB denominated	10,931	23,685
US Dollar denominated	1,013	7,420
Short-term other loans	—	299
RMB denominated	—	299
Current portion of long-term bank loans	8,795	1,402
RMB denominated	8,753	1,379
US Dollar denominated	42	23
Current portion of long-term corporate bonds	29,500	22,532
RMB denominated	29,500	16,000
US Dollar denominated	—	6,532

	38,295	23,934
Corporate bonds (i)	6,000	—
	56,239	55,338
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	18,430	23,297
RMB denominated	2,858	1,706
US Dollar denominated	13,577	19,668
Hong Kong Dollar denominated	1,969	1,903
Euro denominated	5	—
Singapore Dollar denominated	21	20
Current portion of long-term loans	150	2,014
RMB denominated	150	2,014
	18,580	25,311
	74,819	80,649

The Group’s weighted average interest rates on short-term loans were 2.42% and 2.72% as of December 31, 2016 and 2017, respectively. The above borrowings are unsecured.

Long-term debts represent:

		December 31,
	Interest rate and final maturity	2016	2017
		RMB	RMB
Third parties’ debts

Long-term bank loans

RMB denominated	Interest rates ranging from 1.08% to 4.66% per annum as of December 31, 2017 with maturities through 2030	26,058	25,644

US Dollar denominated	Interest rates ranging from 1.55% to 4.29% per annum as of December 31, 2017 with maturities through 2031	426	192
		26,484	25,836

Corporate bonds(ii)

RMB denominated	Fixed interest rates ranging from 3.30% to 5.68% per annum as of December 31, 2017 with maturities through 2022	65,500	36,000
US Dollar denominated	Fixed interest rates ranging from 1.88% to 4.25% per annum as of December 31, 2017 with maturities through 2043	18,985	17,902
		84,485	53,902

Total third parties’ long-term debts		110,969	79,738

Less: Current portion		(38,295)	(23,934)
		72,674	55,804
Long-term loans from Sinopec Group Company and fellow subsidiaries

RMB denominated	Interest rates ranging from interest free to 4.99% per annum as of December 31, 2017 with maturities through 2022	44,922	45,334

Less: Current portion		(150)	(2,014)
		44,772	43,320
		117,446	99,124

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortized cost.

Note:

(i)              The Company issued 182-day corporate bonds of face value RMB 6 billion to corporate investors in the PRC debenture market on September 12, 2016 at par value of RMB 100. The effective cost of the 182-day corporate bonds is 2.54% per annum. The short-term bonds were due on March 14, 2017 and have been fully paid by the Group at maturity.

(ii)           These corporate bonds are carried at amortized cost. As of December 31, 2017, RMB 17,902 (US Dollar denominated corporate bonds) are guaranteed by Sinopec Group Company.

26.            TRADE ACCOUNTS AND BILLS PAYABLE

	December 31,
	2016	2017
	RMB	RMB

Amounts due to third parties	154,882	177,224
Amounts due to Sinopec Group Company and fellow subsidiaries	13,168	13,350
Amounts due to associates and joint ventures	6,251	9,499
	174,301	200,073
Bills payable	5,828	6,462
Trade accounts and bills payable measured at amortized cost	180,129	206,535

27.          ACCRUED EXPENSES AND OTHER PAYABLES

	December 31,
	2016	2017
	RMB	RMB

Salaries and welfare payable	1,618	7,162
Interest payable	1,396	723
Payables for constructions	52,827	60,010
Other payables	21,468	29,022
Financial liabilities carried at amortized costs	77,309	96,917
Taxes other than income tax	46,835	58,925
Receipts in advance	95,928	120,734
Derivative financial instruments	4,472	2,671
	224,544	279,247

28.           PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2015	2016	2017
	RMB	RMB	RMB

Balance as of January 1	29,613	33,115	36,918
Provision for the year	2,899	3,420	1,627
Accretion expenses	1,081	1,057	1,501
Utilized for the year	(599)	(843)	(467)
Exchange adjustments	121	169	(172)
Balance as of December 31	33,115	36,918	39,407

29.           SHARE CAPITAL

	December 31,
	2016	2017
	RMB	RMB
Registered, issued and fully paid
95,557,771,046 listed A shares (2016: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2016: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

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

On February 14, 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

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

During the year ended December 31, 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds (Note 39(g)).

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-capital ratio of the Group was 14.2% and 12.0% as of December 31, 2016 and 2017, respectively. The liability-to-asset ratio of the Group was 44.5% and 46.5% as of December 31, 2016 and 2017, respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in Notes 25 and 30, respectively.

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

As of December 31, 2016 and 2017, the future minimum lease payments under operating leases are as follows:

	December 31,
	2016	2017
	RMB	RMB

Within one year	14,917	11,114
Between one and two years	14,228	11,492
Between two and three years	13,966	10,730
Between three and four years	13,217	10,552
Between four and five years	12,980	10,428
Thereafter	275,570	202,806
	344,878	257,122

Capital commitments

As of December 31, 2016 and 2017, capital commitments are as follows:

	December 31,
	2016	2017
	RMB	RMB

Authorized and contracted for (i)	116,379	120,386
Authorized but not contracted for	31,720	57,997
	148,099	178,383

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)               The investment commitments for the year ended December 31, 2016 and 2017 of the Group were RMB 4,173 and RMB 3,364, respectively.

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed. Payments incurred were approximately RMB 372, RMB 333 and RMB 308 for the years ended December 31, 2015, 2016 and 2017, respectively.

Estimated future annual payments are as follows:

	December 31,
	2016	2017
	RMB	RMB

Within one year	263	205
Between one and two years	123	83
Between two and three years	25	32
Between three and four years	24	28
Between four and five years	25	28
Thereafter	867	882
	1,327	1,258

Contingent liabilities

As of December 31, 2016 and 2017, guarantees by the group in respect of facilities granted to the parties below are as follows:

	December 31,
	2016	2017
	RMB	RMB

Joint ventures	658	940
Associates (ii)	11,545	13,520
Others	10,669	9,732
	22,872	24,192

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognizes any such losses under guarantees when those losses are estimable. As of December 31, 2016 and 2017, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(ii)           The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050. As of December 31, 2017, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 13,520.

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

The Group paid normal routine pollutant discharge fees of approximately RMB 5,813, RMB 6,358 and RMB 7,851 in the consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, respectively.

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

31.   BUSINESS COMBINATION

(a) Acquisition of Shanghai SECCO

On October 26, 2017, a subsidiary of the Company, Gaoqiao Petrochemical Co., Ltd., purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited with a cash consideration of RMB 10,135 (“the Transaction”). Before the Transaction, the Company and one of its subsidiaries held 30% and 20% equity interest in Shanghai SECCO, respectively. After the Transaction, the Company, together with its subsidiaries, hold 100% equity interest of Shanghai SECCO, which became a subsidiary of the Company.

Shanghai SECCO is principally engaged in the production and sale of petrochemical products including acrylonitrile, polystyrene, polyethylene, etc.

Based on the purchase price allocation performed, details of the purchase consideration, the net assets acquired and goodwill are as follows:

RMB
Purchase consideration
Acquisition date (October 26, 2017)
-Cash consideration for the purchase of 50% equity interest acquired	10,135
-Acquisition-date fair value of the 50% equity interest held before the acquisition	10,135
Total purchase consideration	20,270

The assets and liabilities recognized as a result of the acquisition are as follows:

Fair value
RMB

Cash and cash equivalents	5,653
Trade accounts receivable, net	538
Bills receivable	641
Inventories	1,702
Prepaid expenses and other current assets	2,130
Total current assets	10,664

Property, plant and equipment, net	9,587
Construction in progress	231
Deferred tax assets	11
Lease prepayments	1,920
Long-term prepayments and other assets	1,134
Total non-current assets	12,883

Total assets	23,547

Trade accounts payables	(2,092)
Accrued expenses and other payables	(1,517)
Income tax payable	(423)
Total current liabilities	(4,032)

Deferred tax liabilities (Note 22)	(1,786)
Net assets acquired	17,729
Goodwill (Note 18)	2,541

The goodwill is attributable to the high profitability of the acquired business and synergy to be achieved post the Transaction among Shanghai SECCO and the Group’s existing petrochemical operations located in eastern China.

As of Acquisition Date, the gain of RMB 3,941 was recognized as a result of remeauring the 50% equity interest held before the acquisition to its fair value, which is included in other operating (expense)/income in the Group’s consolidated statement of income for the year ended December 31, 2017.

Shanghai SECCO contributed revenue of RMB 5,222 and net profit of RMB 726 to the Group for the period from the Acquisition Date to December 31, 2017.

If the acquisition had occurred on January 1, 2017, consolidated pro-forma revenue and profit for the year ended December 31, 2017 would have been RMB 2,365,632 and RMB 74,930 respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from January 1, 2017, together with the consequential tax effects.

(b) Acquisition of Gaoqiao Branch of SAMC

Pursuant to the resolution passed at the Directors’ meeting on October 29, 2015, the Company entered into the JV Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of the Gaoqiao Petrochemical Co., Ltd. According to the JV Agreement, the Company and SAMC jointly set up Gaoqiao Petrochemical Co., Ltd. for RMB 100 in cash in 2016. Subsequently, the Company subscribed capital contribution with the net assets of Gaoqiao Branch of the Company and SAMC subscribed capital contribution with the net assets of Gaoqiao Branch of SAMC. The capital contribution was completed on June 1, 2016, after which the Company held 55% of Gaoqiao Petrochemical Co., Ltd.’s voting rights and became the parent company of Gaoqiao Petrochemical Co., Ltd.

As Sinopec Group Company controls both the Group and SAMC, the non-cash transaction described above between Sinopec and SAMC has been accounted as business combination under the common control and it has been reflected in the accompanying consolidated financial statements as combination of entities under common control in a manner of predecessor value accounting. Accordingly, the assets and liabilities of Gaoqiao Branch of SAMC have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Gaoqiao Branch of SAMC on a combined basis.

At the completion date, the non-controlling interests amount to RMB 2,137 was recognized in relation to SAMC’s 45% interest in Gaoqiao Branch of the Company.

32.           RELATED PARTY TRANSACTIONS

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

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

		Years ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB
Sales of goods	(i)	211,197	194,179	244,211
Purchases	(ii)	92,627	118,242	165,993
Transportation and storage	(iii)	1,299	1,333	7,716
Exploration and development services	(iv)	37,444	27,201	21,210
Production related services	(v)	10,880	10,816	20,824
Ancillary and social services	(vi)	6,754	6,584	6,653
Operating lease charges for land	(vii)	10,618	10,474	8,015
Operating lease charges for buildings	(vii)	462	449	510
Other operating lease charges	(vii)	302	456	626
Agency commission income	(viii)	116	129	127
Interest income	(ix)	207	209	807
Interest expense	(x)	1,194	996	554
Net deposits placed with related parties	(ix)	(14,082)	(21,770)	(7,441)
Net loans (repaid to)/ obtained from to related parties	(xi)	(57,881)	(24,877)	5,279

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2017 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

There was no guarantee given to banks by the Group in respect of banking facilities to related parties as of December 31, 2016 and 2017, except for the guarantees disclosed in Note 30.

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

(ix)               Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2016 and 2017 were RMB 40,073 and RMB 47,514, respectively.

(x)                  Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)               The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended December 31, 2017. The terms of these agreements are summarized as follows:

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

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31,
	2016	2017
	RMB	RMB

Trade accounts receivable	10,978	12,903
Other receivable	12,860	5,444
Prepaid expenses and other current assets	570	189
Long-term prepayments and other assets	20,385	20,726
Total	44,793	39,262

Trade accounts payable	19,419	22,849
Accrued expenses and other payables	21,590	20,990
Other long-term liabilities	9,998	10,165
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	18,580	25,311
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	44,772	43,320
Total	114,359	122,635

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 25.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As of and for the years ended December 31, 2016 and 2017, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)             Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Years ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000

Short-term employee benefits	5,225	5,648	5,344
Retirement scheme contributions	510	499	424
	5,735	6,147	5,768

(c)              Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 33. As of December 31, 2016 and 2017, the accrual for the contribution to post-employment benefit plans was not material.

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

33.  EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 15.0% to 20.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2015, 2016 and 2017 were RMB 7,878, RMB 8,385 and RMB 8,981, respectively.

34.   SEGMENT REPORTING

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

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

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

Information on the Group’s reportable segments is as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	57,740	47,443	69,168
Inter-segment sales	71,019	58,954	77,804
	128,759	106,397	146,972
Refining
External sales	120,650	102,983	132,478
Inter-segment sales	800,962	747,317	874,271
	921,612	850,300	1,006,749
Marketing and distribution
External sales	1,086,098	1,027,373	1,191,902
Inter-segment sales	3,056	3,480	3,962
	1,089,154	1,030,853	1,195,864
Chemicals
External sales	276,640	284,289	373,814
Inter-segment sales	43,814	38,614	49,615
	320,454	322,903	423,429
Corporate and others
External sales	436,749	418,102	533,108
Inter-segment sales	345,454	320,367	440,303
	782,203	738,469	973,411
Elimination of inter-segment sales	(1,264,305)	(1,168,732)	(1,445,955)
Sales of goods	1,977,877	1,880,190	2,300,470

Other operating revenues
Exploration and production	9,894	9,542	10,533
Refining	5,004	5,486	5,104
Marketing and distribution	17,512	22,004	28,333
Chemicals	8,417	12,211	14,314
Corporate and others	1,671	1,478	1,439
Other operating revenues	42,498	50,721	59,723

Sales of goods and other operating revenues	2,020,375	1,930,911	2,360,193

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Result
Operating (loss)/income
By segment
- Exploration and production	(17,418)	(36,641)	(45,944)
- Refining	20,959	56,265	65,007
- Marketing and distribution	28,855	32,153	31,569
- Chemicals	19,476	20,623	26,977
- Corporate and others	384	3,212	(4,484)
- Elimination	4,566	1,581	(1,655)
Total segment operating income	56,822	77,193	71,470
Share of profits/(losses) from associates and joint ventures
- Exploration and production	633	(1,203)	1,449
- Refining	725	1,075	989
- Marketing and distribution	1,379	2,362	2,945
- Chemicals	3,343	5,696	9,621
- Corporate and others	2,282	1,376	1,521
Aggregate share of profits from associates and joint ventures	8,362	9,306	16,525
Investment income/(losses)
- Exploration and production	835	24	40
- Refining	(8)	(4)	28
- Marketing and distribution	70	90	90
- Chemicals	41	119	86
- Corporate and others	350	34	18
- Elimination	(822)	—	—
Aggregate investment income	466	263	262
Net finance costs	(9,239)	(6,611)	(1,560)
Earnings before income tax	56,411	80,151	86,697

	December 31,
	2015	2016	2017
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	447,307	402,476	343,404
- Refining	264,573	260,903	273,123
- Marketing and distribution	283,416	292,328	309,727
- Chemicals	151,646	144,371	158,472
- Corporate and others	108,921	95,263	170,045
Total segment assets	1,255,863	1,195,341	1,254,771

Interest in associates and joint ventures	84,293	116,812	131,087
Available-for-sale financial assets	10,964	11,408	1,676
Deferred tax assets	7,469	7,214	15,131
Cash and cash equivalents and time deposits with financial institutions	69,666	142,497	165,004
Other unallocated assets	19,013	25,337	27,835
Total assets	1,447,268	1,498,609	1,595,504

Liabilities
Segment liabilities
- Exploration and production	96,773	95,944	99,568
- Refining	58,578	82,170	101,429
- Marketing and distribution	118,897	133,303	164,101
- Chemicals	27,243	32,072	35,293
- Corporate and others	104,194	97,080	117,781
Total segment liabilities	405,685	440,569	518,172

Short-term debts	41,517	56,239	55,338
Income tax payable	1,048	6,051	13,015
Long-term debts	95,446	72,674	55,804
Loans from Sinopec Group Company and fellow subsidiaries	88,229	63,352	68,631
Deferred tax liabilities	8,259	7,661	6,466
Other unallocated liabilities	18,923	20,828	25,188
Total liabilities	659,107	667,374	742,614

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Capital expenditure
Exploration and production	54,710	32,187	31,344
Refining	15,132	14,347	21,075
Marketing and distribution	22,115	18,493	21,539
Chemicals	17,634	8,849	23,028
Corporate and others	2,821	2,580	2,398
	112,412	76,456	99,384
Depreciation, depletion and amortization
Exploration and production	52,155	61,929	66,843
Refining	16,557	17,209	18,408
Marketing and distribution	14,075	14,540	15,463
Chemicals	12,088	12,654	12,873
Corporate and others	1,585	2,093	1,723
	96,460	108,425	115,310
Impairment losses on long-lived assets
Exploration and production	4,864	11,605	13,556
Refining	9	1,655	1,894
Marketing and distribution	19	267	675
Chemicals	142	2,898	4,922
Corporate and others	112	—	211
	5,146	16,425	21,258

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

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
External sales
Mainland China	1,580,856	1,488,117	1,758,365
Singapore	147,090	152,068	269,349
Others	292,429	290,726	332,479
	2,020,375	1,930,911	2,360,193

	December31,
	2015	2016	2017
	RMB	RMB	RMB
Non-current assets
Mainland China	1,029,318	1,000,209	979,329
Others	56,081	45,887	48,572
	1,085,399	1,046,096	1,027,901

35.   PRINCIPAL SUBSIDIARIES

As of December 31, 2017, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of Company	Particulars of issued capital		Interests held by the Company %	Interests held by non- controlling interests %	Principal activities
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB	8,000	100.00	—	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	RMB	22,761	100.00	—	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB	13,203	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	RMB	12,000	100.00	—	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB	4,000	100.00	—	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB	3,374	100.00	—	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB	1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB	1,000	100.00	—	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	RMB	3,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited (“SOIH”)	US Dollar	1,638	100.00	—	Investment holding
Sinopec Catalyst Company Limited	RMB	1,500	100.00	—	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB	1,400	100.00	—	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB	5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB	5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB	4,397	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	RMB	3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Company Limited (“Marketing Company”)	RMB	28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) (Note 31)	RMB	7,801	67.60	32.40	Production and sale of petrochemical products
Sinopec—SK (Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	RMB	6,270	65.00	35.00	Production, sale, research and development of ethylene and downstream byproducts
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD	248	60.34	39.66	Trading of crude oil and petroleum products
Gaoqiao Petrochemical Company Limited (Note 31)	RMB	10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB	10,814	50.49	49.51	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	RMB	6,898	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i) The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarized financial information on subsidiaries with material non-controlling interests

Set out below are the summarized financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarized consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO	Zhonghan Wuhan
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,	December 31,
	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2017	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	121,260	156,494	18,116	19,555	14,876	19,866	926	992	1,352	1,196	11,602	1,489	1,636
Current liabilities	(168,366)	(212,620)	(824)	(7,118)	(8,942)	(10,922)	(812)	(376)	(2,891)	(2,351)	(4,174)	(7,521)	(3,975)
Net current (liabilities)/assets	(47,106)	(56,126)	17,292	12,437	5,934	8,944	114	616	(1,539)	(1,155)	7,428	(6,032)	(2,339)
Non—current assets	246,514	253,455	40,067	34,769	19,070	19,577	7,845	9,925	13,228	13,089	12,797	14,686	13,598
Non—current liabilities	(1,460)	(1,774)	(39,322)	(28,523)	—	(6)	(721)	(681)	(3,101)	(2,430)	(1,740)	—	—
Net non—current assets	245,054	251,681	745	6,246	19,070	19,571	7,124	9,244	10,127	10,659	11,057	14,686	13,598
Net assets	197,948	195,555	18,037	18,683	25,004	28,515	7,238	9,860	8,588	9,504	18,485	8,654	11,259
Attributable to owners of the Company	134,393	132,549	2,784	3,468	12,500	14,253	3,619	4,930	5,162	5,716	12,496	5,625	7,318
Attributable to non—controlling interests	63,555	63,006	15,253	15,215	12,504	14,262	3,619	4,930	3,426	3,788	5,989	3,029	3,941

Summarized consolidated statement of comprehensive income

Year ended	Marketing Company			SIPL			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO (ii)	Zhonghan Wuhan
December 31,	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2017	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	1,103,934	1,050,294	1,221,530	6,557	4,016	6,136	80,748	77,843	91,962	5,532	4,968	6,068	1,642	1,512	1,498	5,222	14,077	11,703	16,139
Net income/ (loss) for the year	23,684	26,461	27,520	(222)	(4,604)	1,075	3,310	5,981	6,154	1,456	2,513	2,726	825	860	1,046	726	1,738	1,558	2,730
Total Comprehensive income/ (loss)	24,391	27,385	26,986	(4,257)	(2,481)	396	3,310	6,000	6,153	1,456	2,513	2,726	302	879	1,146	726	1,738	1,558	2,730
Comprehensive income/(loss) attributable to non-controlling interests	7,755	9,028	9,033	(1,218)	(3,279)	(38)	1,655	2,964	3,052	728	1,256	1,363	120	349	433	235	608	545	956
Dividends paid to non-controlling interests	7,356	4,932	9,544	—	—	—	10	563	1,344	—	—	625	40	51	70	—	—	—	—

Summarized statement of cash flows

Year ended	Marketing Company			SIPL			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO (ii)	Zhonghan Wuhan
December 31,	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017	2017	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	33,196	50,840	51,038	4,059	2,576	2,758	4,933	7,182	7,061	(179)	617	(558)	1,185	505	968	1,639	4,223	3,636	2,976
Net cash generated from/(used in) investing activities	21,180	(31,573)	(35,738)	(4,052)	2,729	(2,211)	(439)	(190)	(2,401)	76	54	225	(504)	261	193	5,567	(4,869)	(3,080)	(2,415)
Net cash (used in)/generated from financing activities	(42,777)	(20,424)	(16,499)	637	(4,414)	243	(3,696)	(2,637)	(2,590)	(176)	(55)	(158)	(443)	(1,338)	(1,093)	—	588	(682)	(631)
Net increase /(decrease) in cash and cash equivalents	11,599	(1,157)	(1,199)	644	891	790	798	4,355	2,070	(279)	616	(491)	238	(572)	68	7,206	(58)	(126)	(70)
Cash and cash equivalents as of January 1	2,682	14,914	14,373	1,327	2,042	3,045	279	1,077	5,441	380	101	717	630	886	289	—	337	260	134
Effect of foreign currency exchange rate changes	633	616	(253)	71	112	(230)	—	9	(7)	—	—	—	18	(25)	(14)	(1)	(19)	—	—
Cash and cash equivalents as of December 31	14,914	14,373	12,921	2,042	3,045	3,605	1,077	5,441	7,504	101	717	226	886	289	343	7,205	260	134	64

(ii)  The summarized consolidated statement of comprehensive income and the summarized statement of cash flow of Shanghai SECCO present the results from the acquisition date to December 31, 2017.

36.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, financial assets at fair value through profit or loss, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

•                 credit risk;

•                 liquidity risk;

•                 market risk.

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

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposit) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable as of December 31, 2017, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments, financial assets at fair value through profit or loss and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

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

As of December 31, 2016 and 2017, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 256,375 and RMB 361,852 on an unsecured basis, at a weighted average interest rate of 3.57% and 3.40 % per annum, respectively. As of December 31, 2016 and 2017, the Group’s outstanding borrowings under these facilities were RMB 36,933 and RMB 56,567 and were included in debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2016
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	56,239	57,515	57,515	—	—	—
Long-term debts	72,674	85,021	2,672	27,277	30,535	24,537
Loans from Sinopec Group Company and fellow subsidiaries	63,352	63,678	18,790	2,092	42,796	—
Trade accounts payable	174,301	174,301	174,301	—	—	—
Bills payable	5,828	5,828	5,828	—	—	—
Accrued expenses and other payables	81,781	81,781	81,781	—	—	—
	454,175	468,124	340,887	29,369	73,331	24,537

	December 31, 2017
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	55,338	56,562	56,562	—	—	—
Long-term debts	55,804	66,202	2,166	14,477	32,316	17,243
Loans from Sinopec Group Company and fellow subsidiaries	68,631	68,950	25,504	4,439	39,007	—
Trade accounts payable	200,073	200,073	200,073	—	—	—
Bills payable	6,462	6,462	6,462	—	—	—
Accrued expenses and other payables	99,588	99,588	99,588	—	—	—
	485,896	497,837	390,355	18,916	71,323	17,243

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

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2016	2017
Gross exposure arising from loans and borrowings
US Dollars	126	204

A 5 percent strengthening/weakening of RMB against the following currencies as of December 31, 2016 and 2017 would have increased/decreased net income of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant.  The analysis is performed on the same basis for 2016.

	December 31,
	2016	2017

US Dollars	33	50

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 25.

As of December 31, 2016, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income by approximately RMB 327. As of December 31, 2017, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income by approximately RMB 450. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2016.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As of December, 31, 2016 and 2017, the Group had certain commodity contracts of crude oil, refined oil product and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as of December 31, 2016 and 2017 are set out in Notes 15 and 27.

As of December 31, 2016, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net income by approximately RMB 634 and decrease/increase the Group’s other reserves by approximately RMB 4,007. As of December 31, 2017, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net income for the period by approximately RMB 4,049 and decrease/increase the Group’s other reserves by approximately RMB 701. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2016.

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

•                      Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale financial assets:
- Listed	262	—	—	262
Derivative financial instruments:
- Derivative financial assets	29	733	—	762
	291	733	—	1,024

Liabilities
Derivative financial instruments:
- Derivative financial liabilities	2,586	1,886	—	4,472
	2,586	1,886	—	4,472

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets at fair value through profit and loss:
- Structured deposit	—	—	51,196	51,196
Available-for-sale financial assets:
- Listed	178	—	—	178
Derivative financial instruments:
- Derivative financial assets	343	183	—	526
	521	183	51,196	51,900

Liabilities
Derivative financial instruments:
- Derivative financial liabilities	1,277	1,388	—	2,665
	1,277	1,388	—	2,665

During the years ended December 31, 2016 and 2017, there was no transfers among instruments in Level 1, Level 2 and Level 3.

Management of the Group evaluates the fair value of Level 3 financial assets using discounted cash flow model based on the interest rate and commodity index which were influenced by historical fluctuation and the probability of market fluctuation as input value for evaluating the fair value of the structural deposits.

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

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 1.06% to 4.90% and 1.79% to 4.90% for the years ended December 31, 2016 and 2017, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries as of December 31, 2016 and 2017:

	December 31,
	2016	2017
	RMB	RMB

Carrying amount	110,969	79,738
Fair value	109,308	78,040

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

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as of December 31, 2016 and 2017.

37.    ACCOUNTING ESTIMATES AND JUDGMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

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

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

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

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgment relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

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

38.    PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2017 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

39.           RESERVES

	2016	2017
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	28,341	26,290
Distribution to SAMC in the Acquisition of Gaoqiao Branch of SAMC (Note 31)	(2,137)	—
Transaction with non-controlling interests	(30)	(13)
Others	116	49
Balance as of December 31	26,290	26,326

Share premium (Note (b))
Balance as of January 1	55,850	55,850
Balance as of December 31	55,850	55,850

Statutory surplus reserve (Note (c))
Balance as of January 1	79,640	79,640
Appropriation	—	3,042
Balance as of December 31	79,640	82,682

Discretionary surplus reserve
Balance as of January 1	117,000	117,000
Balance as of December 31	117,000	117,000

Other reserves
Balance as of January 1	(6,781)	424
Other comprehensive income	7,052	(3,481)
Others	153	123
Balance as of December 31	424	(2,934)

Retained earnings (Note (d))
Balance as of January 1	281,076	310,719
Net income attributable to owners of the Company	46,672	51,244
Final dividend inspect of the previous year, approved and paid during the year (Note (e))	(7,264)	(20,582)
Interim dividend (Note (f))	(9,565)	(12,107)
Appropriation	—	(3,042)
Profit distribution to SAMC (Note 31)	(47)	—
Others	(153)	(107)
Balance as of December 31	310,719	326,125
	589,923	605,049

Note:

(a)         The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization, and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(b)         The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(c)          According to the PRC Company Law and the Company’s Articles of Association, the Company is required to transfer 10% of its net income determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”),  adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the years ended December 31, 2015, 2016 and 2017, the Company transferred RMB 3,088, RMB nil and RMB 3,042, respectively, being 10% of the net income determined in accordance with the accounting policies complying with ASBE, to this reserve.

(d)         As of December 31, 2016 and 2017, the amount of retained earnings available for distribution was RMB 182,440 and RMB 177,049, respectively, being the amount determined in accordance with ASBE. According to the Company’s Articles of Association, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 23, 2018, final dividends in respect of the year ended December 31, 2017 of RMB 0.40 per share totaling RMB 48,428 were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend for the year ended December 31, 2017 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(e)          Pursuant to the shareholders’ approval at the Annual General Meeting on May 18, 2016, a final dividend of RMB 0.06 per share totaling RMB 7,264 according to total shares as of June 23, 2016 was approved. All dividends have been paid in the year ended December 31, 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting on June 28, 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 according to total shares as of July 18, 2017 was approved. All dividends have been paid in the year ended December 31, 2017.

(f)           Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 26, 2016, the directors authorized to declare the interim dividend for the year ended December 31, 2016 of RMB 0.079 per share totaling RMB 9,565. Dividends were paid on September 21, 2016.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 25, 2017, the directors authorized to declare the interim dividend for the year ended December 31, 2017 of RMB 0.10 per share totaling RMB 12,107. Dividends were paid on September 20, 2017.

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

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least fifteen trading days out of any thirty consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest (“the terms of conditional redemption”).

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

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

In accordance with the Accounting Standards Update 2010-03, “Extractive Activities - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, and in accordance with “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at 31 December 2017 and 2016, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2015			2016			2017
			RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Property cost, wells and related equipments and facilities	613,134	572,446	40,688	650,686	606,493	44,193	667,657	625,621	42,036
Supporting equipments and facilities	204,793	204,773	20	192,877	192,855	22	210,711	210,694	17
Uncompleted wells, equipments and facilities	70,731	69,873	858	52,935	52,931	4	41,397	41,389	8
Total capitalized costs	888,658	847,092	41,566	896,498	852,279	44,219	919,765	877,704	42,061
Accumulated depreciation, depletion, amortization and impairment losses	(465,393)	(438,097)	(27,296)	(528,636)	(495,538)	(33,098)	(601,318)	(565,651)	(35,667)
Net capitalized costs	423,265	408,995	14,270	367,862	356,741	11,121	318,447	312,053	6,394
Equity method investments
Share of net capitalized costs of associates and joint ventures	11,296	—	11,296	9,337	—	9,337	6,357	—	6,357

Total of the Group’s and its equity method investments’ net capitalized costs	434,561	408,995	25,566	377,199	356,741	20,458	324,804	312,053	12,751

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

Table II: Costs incurred in oil and gas exploration and development

	Years ended December 31,
	2015			2016			2017
			RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Exploration	11,572	11,572	—	10,942	10,942	—	11,589	11,589	—
Development	52,229	49,605	2,624	32,280	31,918	362	30,844	30,710	134
Total costs incurred	63,801	61,177	2,624	43,222	42,860	362	42,433	42,299	134
Equity method investments
Share of costs of exploration and development of associates and joint ventures	1,218	—	1,218	719	—	719	724	—	724
Total of the Group’s and its equity method investments’ exploration and development costs	65,019	61,177	3,842	43,941	42,860	1,081	43,157	42,299	858

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

Table III: Results of operations related to oil and gas producing activities

	Years ended December 31,
	2015			2016			2017
			RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Revenues
Sales	52,580	52,580	—	36,720	36,720	—	43,644	43,644	—
Transfers	70,453	63,900	6,553	58,571	54,555	4,016	73,447	67,311	6,136
	123,033	116,480	6,553	95,291	91,275	4,016	117,091	110,955	6,136
Production costs excluding taxes	(48,315)	(46,883)	(1,432)	(44,077)	(42,652)	(1,425)	(46,311)	(44,977)	(1,334)
Exploration expenses	(10,459)	(10,459)	—	(11,035)	(11,035)	—	(11,089)	(11,089)	—
Depreciation, depletion, amortization and impairment losses	(56,293)	(52,216)	(4,077)	(73,534)	(68,594)	(4,940)	(80,399)	(74,856)	(5,543)
Taxes other than income tax	(6,083)	(6,083)	—	(4,576)	(4,576)	—	(8,726)	(8,726)	—
Earnings before taxation	1,883	839	1,044	(37,931)	(35,582)	(2,349)	(29,434)	(28,693)	(741)
Income tax expense	(1,205)	(210)	(995)	(798)	—	(798)	1,188	—	1,188
Results of operation from producing activities	678	629	49	(38,729)	(35,582)	(3,147)	(28,246)	(28,693)	447
Equity method investments
Revenues
Sales	7,207	—	7,207	6,352	—	6,352	8,080	—	8,080
	7,207	—	7,207	6,352	—	6,352	8,080	—	8,080
Production costs excluding taxes	(1,165)	—	(1,165)	(2,205)	—	(2,205)	(2,748)	—	(2,748)
Exploration expenses	(4)	—	(4)	—	—	—	—	—	—
Depreciation, depletion, amortization and impairment losses	(2,157)	—	(2,157)	(2,752)	—	(2,752)	(1,243)	—	(1,243)
Taxes other than income tax	(3,036)	—	(3,036)	(2,570)	—	(2,570)	(3,628)	—	(3,628)
Earnings before taxation	845	—	845	(1,175)	—	(1,175)	461	—	461
Income tax expense	(418)	—	(418)	(195)	—	(195)	(347)	—	(347)
Share of net income for producing activities of associates and joint ventures	427	—	427	(1,370)	—	(1,370)	114	—	114
Total of the Group’s and its equity method investments’ results of operations for producing activities	1,105	629	476	(40,099)	(35,582)	(4,517)	(28,132)	(28,693)	561

The results of operations for producing activities for the years ended 31 December 2017 and 2016 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third—party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2017 and 2016 are shown in the following table.

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

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

	Years ended December 31,
	2015			2016			2017
			RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,772	2,700	72	1,957	1,902	55	1,256	1,216	40
Revisions of previous estimates	(638)	(641)	3	(505)	(509)	4	151	148	3
Improved recovery	99	99	—	35	35	—	90	86	4
Extensions and discoveries	41	41	—	41	41	—	60	60	—
Production	(317)	(297)	(20)	(272)	(253)	(19)	(264)	(249)	(15)
End of year	1,957	1,902	55	1,256	1,216	40	1,293	1,261	32
Non—controlling interest in proved developed and undeveloped reserves at the end of year	25	—	25	18	—	18	14	—	14
Proved developed reserves
Beginning of year	2,529	2,465	64	1,753	1,701	52	1,120	1,080	40
End of year	1,753	1,701	52	1,120	1,080	40	1,156	1,124	32
Proved undeveloped reserves
Beginning of year	243	235	8	204	201	3	136	136	—
End of year	204	201	3	136	136	—	137	137	—
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,715	6,715	—	7,551	7,551	—	7,160	7,160	—
Revisions of previous estimates	(252)	(252)	—	(170)	(170)	—	(107)	(107)	—
Improved recovery	70	70	—	66	66	—	72	72	—
Extensions and discoveries	1,749	1,749	—	475	475	—	769	769	—
Production	(731)	(731)	—	(762)	(762)	—	(909)	(909)	—
End of year	7,551	7,551	—	7,160	7,160	—	6,985	6,985	—
Proved developed reserves
Beginning of year	5,987	5,987	—	6,439	6,439	—	6,436	6,436	—
End of year	6,439	6,439	—	6,436	6,436	—	6,000	6,000	—
Proved undeveloped reserves
Beginning of year	728	728	—	1,112	1,112	—	724	724	—
End of year	1,112	1,112	—	724	724	—	985	985	—

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

	Years ended December 31,
	2015			2016			2017
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	275	—	275	286	—	286	296	—	296
Revisions of previous estimates	34	—	34	(2)	—	(2)	12	—	12
Improved recovery	1	—	1	3	—	3	8	—	8
Extensions and discoveries	9	—	9	41	—	41	20	—	20
Production	(33)	—	(33)	(32)	—	(32)	(30)	—	(30)
End of year	286	—	286	296	—	296	306	—	306
Proved developed reserves
Beginning of year	252	—	252	260	—	260	273	—	273
End of year	260	—	260	273	—	273	273	—	273
Proved undeveloped reserves
Beginning of year	23	—	23	26	—	26	23	—	23
End of year	26	—	26	23	—	23	33	—	33
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	26	—	26	19	—	19	18	—	18
Revisions of previous estimates	(3)	—	(3)	3	—	3	(2)	—	(2)
Improved recovery	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Production	(4)	—	(4)	(4)	—	(4)	(4)	—	(4)
End of year	19	—	19	18	—	18	12	—	12
Proved developed reserves
Beginning of year	24	—	24	18	—	18	18	—	18
End of year	18	—	18	18	—	18	12	—	12
Proved undeveloped reserves
Beginning of year	2	—	2	1	—	1	—	—	—
End of year	1	—	1	—	—	—	—	—	—

Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,047	2,700	347	2,243	1,902	341	1,552	1,216	336
End of year	2,243	1,902	341	1,552	1,216	336	1,599	1,261	338
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,741	6,715	26	7,570	7,551	19	7,178	7,160	18
End of year	7,570	7,551	19	7,178	7,160	18	6,997	6,985	12

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

Table V: Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03 and “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre—tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2017 and 2016 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2015			2016			2017
			RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Future cash flows	931,637	912,898	18,739	603,785	592,389	11,396	639,336	628,187	11,149
Future production costs	(440,079)	(430,695)	(9,384)	(271,650)	(266,549)	(5,101)	(292,789)	(287,914)	(4,875)
Future development costs	(38,669)	(34,092)	(4,577)	(20,241)	(15,615)	(4,626)	(24,999)	(20,314)	(4,685)
Future income tax expenses	(11,139)	(9,779)	(1,360)	(1,405)	—	(1,405)	(1,374)	—	(1,374)
Undiscounted future net cash flows	441,750	438,332	3,418	310,489	310,225	264	320,174	319,959	215
10% annual discount for estimated timing of cash flows	(152,031)	(150,855)	(1,176)	(102,342)	(102,332)	(10)	(97,082)	(97,115)	33
Standardized measure of discounted future net cash flows	289,719	287,477	2,242	208,147	207,893	254	223,092	222,844	248
Discounted future net cash flows attributable to non- controlling interests	1,356	—	1,356	114	—	114	112	—	112
Equity method investments
Future cash flows	41,013	—	41,013	35,690	—	35,690	43,587	—	43,587
Future production costs	(11,665)	—	(11,665)	(10,783)	—	(10,783)	(12,131)	—	(12,131)
Future development costs	(2,996)	—	(2,996)	(3,444)	—	(3,444)	(4,692)	—	(4,692)
Future income tax expenses	(4,159)	—	(4,159)	(3,303)	—	(3,303)	(4,406)	—	(4,406)
Undiscounted future net cash flows	22,193	—	22,193	18,160	—	18,160	22,358	—	22,358
10% annual discount for estimated timing of cash flows	(9,828)	—	(9,828)	(7,969)	—	(7,969)	(9,803)	—	(9,803)
Standardized measure of discounted future net cash flows	12,365	—	12,365	10,191	—	10,191	12,555	—	12,555
Total of the Group’s and its equity method investments’ results of standardized measure of discounted future net cash flows	302,084	287,477	14,607	218,338	207,893	10,445	235,647	222,844	12,803

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

Table VI: Changes in the standardized measure of discounted cash flows

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

The Group
Sales and transfers of oil and gas produced, net of production costs	(68,635)	(46,637)	(62,054)
Net changes in prices and production costs	(281,975)	(53,715)	7,487
Net changes in estimated future development cost	(6,873)	6,073	(7,320)
Net changes due to extensions, discoveries and improved recoveries	44,838	15,113	29,799
Revisions of previous quantity estimates	(68,875)	(48,479)	20,608
Previously estimated development costs incurred during the year	18,494	9,370	5,747
Accretion of discount	60,005	30,340	20,909
Net changes in income taxes	79,281	6,363	(231)
Net changes for the year	(223,740)	(81,572)	14,945
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(3,006)	(1,577)	(1,704)
Net changes in prices and production costs	(12,987)	(3,952)	2,479
Net changes in estimated future development cost	997	(534)	(856)
Net changes due to extensions, discoveries and improved recoveries	611	1,887	1,205
Revisions of previous quantity estimates	1,520	(92)	688
Previously estimated development costs incurred during the year	1,163	322	206
Accretion of discount	2,681	1,308	967
Net changes in income taxes	1,736	464	(621)
Net changes for the year	(7,285)	(2,174)	2,364
Total of the Group’s and its equity method investments’ results of net changes for the year	(231,025)	(83,746)	17,309