Form 20-F
period 2019-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2020-04-10
CIK 1123658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 100 H Shares of par value RMB 1.00 per share	SNP	New York Stock Exchange, Inc.
H Shares of par value RMB 1.00 per share		New York Stock Exchange, Inc.*

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

Conversion Conventions

Unless otherwise specified, conversion of crude oil from tonnes to barrels are made at a rate of one tonne to 7.10 barrels for crude oil we produced domestically and one tonne to 7.21, 7.21 and 7.21 barrels for the years ended December 31, 2017, 2018 and 2019, respectively, for crude oil we produced overseas. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet; and 6,000 cubic feet of natural gas is converted to one BOE.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars in this annual report were made at RMB 6.8985 to US$1.00, the average of mid-point exchange rates of Renminbi as published by the PRC State Administration of Foreign Exchange (SAFE) for the year of 2019. We do not suggest that the Renminbi or US dollar amount can be converted to US dollars or Renminbi, as appropriate, at this exchange rate or any specific exchange rate.

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements which are not included elsewhere in this annual report.

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

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Statement of Income Data(1)(3):
Operating revenues	2,020,375	1,930,911	2,360,193	2,891,179	2,966,193
Operating expenses	(1,963,553)	(1,853,718)	(2,288,723)	(2,808,915)	(2,879,995)
Operating income	56,822	77,193	71,470	82,264	86,198
Earnings before income tax	56,411	80,151	86,697	99,110	89,927
Income tax expense	(12,613)	(20,707)	(16,279)	(20,213)	(17,894)
Net income attributable to owners of the Company	32,512	46,672	51,244	61,618	57,465
Basic earnings per share(2)	0.269	0.385	0.423	0.509	0.475
Basic earnings per ADS(2)	26.90	38.55	42.33	50.89	47.46
Diluted earnings per share(2)	0.269	0.385	0.423	0.509	0.475
Diluted earnings per ADS(2)	26.90	38.55	42.33	50.89	47.46
Segment Operating Income/(Loss)
Exploration and production	(17,418)	(36,641)	(45,944)	(10,107)	9,284
Refining	20,959	56,265	65,007	54,827	30,632
Marketing and distribution	28,855	32,153	31,569	23,464	29,107
Chemicals	19,476	20,623	26,977	27,007	17,151
Corporate and others	384	3,212	(4,484)	(9,293)	64
Elimination of inter-segment sales	4,566	1,581	(1,655)	(3,634)	(40)
Operating income	56,822	77,193	71,470	82,264	86,198
Shares
Basic weighted average number of A and H shares	120,852,547,200	121,071,209,646	121,071,209,646	121,071,209,646	121,071,209,646
Diluted weighted average number of A and H shares	120,852,547,200	121,071,209,646	121,071,209,646	121,071,209,646	121,071,209,646

	As of December 31,
	2015	2016	2017	2018	2019
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Balance Sheet Data(1)(3):
Cash and cash equivalents	68,933	124,468	113,218	111,922	60,313
Total current assets	333,657	412,261	529,049	504,120	445,856
Total non-current assets	1,113,611	1,086,348	1,066,455	1,088,188	1,309,215
Total assets	1,447,268	1,498,609	1,595,504	1,592,308	1,755,071
Total current liabilities	(462,832)	(485,543)	(579,446)	(565,098)	(576,374)
Short-term debts and loans from Sinopec Group Company and fellow subsidiaries (including current portion of long-term debts)	(115,446)	(74,819)	(80,649)	(61,127)	(83,810)
Long-term debts and loans from Sinopec Group Company and fellow subsidiaries (excluding current portion of long-term debts)	(139,746)	(117,446)	(99,124)	(93,527)	(58,782)
Total equity attributable to owners of the Company	(676,197)	(710,994)	(726,120)	(717,284)	(738,150)
Total equity	(788,161)	(831,235)	(852,890)	(856,535)	(875,835)
Cash dividends per share	0.150	0.249	0.500	0.420	0.310

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(RMB in millions, except per share, per ADS data and number of shares)
Statement of Cash Flow and Other Financial Data(1)(3):
Net cash generated from operating activities	165,740	214,543	190,935	175,868	153,420
Net cash generated from/(used in) financing activities	9,093	(93,047)	(56,509)	(111,260)	(84,713)
Net cash used in investing activities	(116,719)	(66,217)	(145,323)	(66,422)	(120,463)
Capital expenditure Exploration and production	54,710	32,187	31,344	42,155	61,739
Refining	15,132	14,347	21,075	27,908	31,372
Marketing and distribution	22,115	18,493	21,539	21,429	29,566
Chemicals	17,634	8,849	23,028	19,578	22,438
Corporate and others	2,821	2,580	2,398	6,906	1,979
Total	112,412	76,456	99,384	117,976	147,094

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

(3)         We have adopted IFRS Standard 16 “Leases” from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from such standard were therefore recognized in the opening balance sheet on January 1, 2019.

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

Starting from January 2016, the United States suspended most secondary sanctions (i.e., those covering non-U.S. persons) pursuant to the terms of the Joint Comprehensive Plan of Action (the “JCPOA”). In May 2018, the United States withdrew from the JCPOA. Effective on November 5, 2018, all U.S. sanctions on Iran including those on the crude oil and petrochemical sectors were re-imposed, with eight countries and regions including China granted temporary “significant reduction exceptions” as exemptions to such sanctions to allow the importation of crude oil from Iran, which expired on May 2, 2019. As U.S. sanctions on Iran have been resumed, we may be unable to source crude oil from Iran or be subject to secondary sanctions resulting from continuing importing crude oil from Iran, which may have further adverse impact on us, including but not limited to being prohibited to conduct certain business and financing activities that relate to the United States, and in turn materially and adversely impact our ADS trading price, results of operations and financial status.

Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined oil products and petrochemical products involves a number of operating hazards. Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products, refined oil products and chemical products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third-party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the property of others. There is also risk of mechanical failure and equipment shutdowns both in general and following unforeseen events. In certain situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to being shut down. Even though we have a strong institutional focus on the safety of our operations and have implemented health, safety, security and environment (HSSE) management system within our company and developed an integral risk evaluation and management platform, “PHAMS,” to conduct dynamical and quantitative management and control of relevant risks with the view to preventing accidents, and reducing personal injuries, property losses and environment pollution, our preventative measures may not be effective. We also maintain insurance coverage on our property, plant, equipment, inventory and potential third party liability, but our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. Significant operating hazards and natural disasters may cause interruption to our operations, property or environmental damages as well as personal injuries, and each of these incidents could have a material adverse effect on our financial condition and results of operations.

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

We have operations and assets and may seek new opportunities in various countries and regions, including countries in Africa, South America, Central Asia, Russia and certain other regions, some of which are deemed to be subject to a high degree of political risk. The operations in these countries may experience political instability, changes to the regulatory environment, changes in taxation and foreign exchange controls, disease outbreaks, deterioration in social security and environmental risks. Any of these conditions occurring could disrupt or curtail our operations or development activities. These events may also limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and the significant capital expenditure required.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the H shares or ADSs.

A non-United States corporation, such as our company, will be a “passive foreign investment company” (PFIC), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) produce or are held for the production of passive income. Depending upon the value of our assets, which may be determined based, in part, on the market price of our H shares or ADSs, and the nature of our assets and income over time, we could be classified as a PFIC for United States federal income tax purposes. Based on our income and assets and the market price of our H shares or ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we expend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become classified as a PFIC, a US Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the H shares or ADSs and on the receipt of distributions on the H shares or ADSs to the extent such gains or distributions are treated as an “excess distribution” under the United States federal income tax rules. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

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

The recent coronavirus outbreak could materially and adversely affect our business.

In the beginning of 2020, a novel strain of coronavirus (COVID-19) was reported to have surfaced and then caused a pandemic outbreak. The outbreak of the coronavirus and other adverse public health developments have certain adverse impact for a period of time on the demand of our end products and our normal operating activities, including disruptions from the temporary closure of offices, suspension of business travel or other disruptions on our normal working schedules, restrictions on our employees’ ability to travel, and other similar disruptions on our normal operation arrangements, which, in aggregate, may have significant impacts on our business, financial condition and results of operations. We have taken measures in response to the outbreak, including the adoption of more stringent workplace sanitation measures, which may have negative impact on our results of operations and financial status. While such measures are expected to be temporary, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. There are some uncertainty and instability in the current global economy. The Chinese economy has entered the “new normal” stage with stable and favorable economic growth and is moving forward with high quality development. Our operations may also be adversely affected by factors such as foreign countries’ trade protection policies and regional trade agreements which may adversely affect our export and import activities.

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

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas or LNG, oilfield services and refining engineering projects. Sinopec Group Company’s overseas asset portfolio includes a limited number of projects in countries that are subject to U.S. sanctions administrated by OFAC and by the U.S. Department of State, including Iran, Syria and Sudan. We currently do not believe that any existing investments of Sinopec Group Company will result in any direct sanctions imposed by OFAC. However, we cannot predict the interpretation or implementation of sanction policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates, in countries or with individuals or entities that are the subject of U.S. sanctions. Similarly, we cannot predict whether U.S. sanctions will be further tightened in the case of Iran, or whether sanction scope will be modified or updated, or if any other countries or regions will be incorporated into the sanction list, or the impact that such actions may have on Sinopec Group Company and us. If becoming the target of U.S. sanctions, Sinopec Group Company may be prohibited from conducting business activities in the United States or with individuals or entities in the United States, and the transactions of the our securities in the United States will also be significantly affected. In addition, certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our Company.

Risks Relating to the PRC

Government regulations may limit our activities and affect our business operations.

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, regulating the upper limit of the retail prices for gasoline and diesel; collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission; meanwhile, there could be potential changes to macroeconomic and industry policies such as reforming of the oil and gas industry, and further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the domestic petroleum and petrochemical industry and the production and operations of the domestic enterprises operating in such industry. Such control mechanisms may have material effects on our operations and profitability.

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

Our production activities produce substantial amounts of liquid, gas and solid waste materials. We have established a system to treat waste materials to prevent and reduce pollution. We may have certain facilities built in regions newly reclassified as ecological preservation areas, and therefore need to be relocated. Also, the PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards, which, in turn, would require us to incur additional expenditures on environmental matters.

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

The exchange rate of the Renminbi against the US dollar and other foreign currencies fluctuates with market and is affected by, among other things, the changes in the PRC’s and international political and economic conditions. On July 21, 2005, the PRC government introduced a floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. On June 19, 2010 and August 11, 2015, respectively, the People’s Bank of China (PBOC) decided to further promote the reform of exchange rate regime and enhance the flexibility of Renminbi exchange rate. The changes in foreign exchange rate will impact our cost in purchasing crude oil given the majority of our crude oil purchases are settled in foreign currencies and priced in US dollar. Besides, prices of refined oil products are guided by the PRC government and are pegged to the exchange rate of the Renminbi against the US dollar. Therefore the impact of Renminbi exchange rate fluctuation on the purchase cost of crude oil could largely be offset by the corresponding fluctuation in the prices of domestic refined oil products and chemical products.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address this issue. Enactment of any proposed legislation or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for affected issuers and cause trading volatility.

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

In the event that the Chinese affiliates of the “Big Four” become subject to additional legal challenges by the SEC or PCAOB, listed companies in the United States with PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and hence face delisting. Moreover, any negative news about the proceedings against these audit firms may cause give rise to a perception of uncertainty to investors regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

ITEM 4.                INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our representative office in the North America, located at 3050 Post Oak Blvd, Suite 800, Houston, 77056, with telephone number of +1 (713) 544 8888 and fax number of +1 (713) 544 8878, as our agent for service of processes for actions brought under the U.S. securities laws. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that filed electronically with the SEC, which can be accessed at http://www.sec.gov. Information about the Company and documents the Company submitted to the SEC are available on the our investor relations website: http://www.sinopec.com/listco/en/investor_centre/corporate_governance/.

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

B.            BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas in China and overseas. As of December 31, 2019, we held 231 production licenses in China, with an aggregate acreage of 33,467 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometer.

As of December 31, 2019, we held 189 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 472,017 square kilometers.

As of December 31, 2019, our overseas subsidiary held one production licenses, with an acreage of 322.57 square kilometers. It currently does not have exploration licenses. Our overseas equity-accounted investments held 74 production licenses, with an aggregate acreage of 4,907.4 square kilometers, and no exploration license.

Properties

We currently operate 248 oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 75 producing blocks of various sizes extending over an area of 2,486 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2019, Shengli production field produced approximately 166 million barrels of crude oil and 17.235 billion cubic feet of natural gas, with an average daily production of 463 thousand BOE.

As of December 31, 2019, the total acreage of our oil and gas producing fields and blocks in China was 16,239 square kilometers, including 9,675 square kilometers of developed acreage, all of which were net developed acreage; and 6,564 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2019, the total acreage of our oil and gas producing fields and blocks of our overseas subsidiary was 322.57 square kilometers, including 169.21 square kilometers of developed acreage, of which 110 square kilometers were net developed acreage; and 153.36 square kilometers of gross undeveloped acreage, of which 31.8 square kilometers were net undeveloped acreage.

As of December 31, 2019, the total acreage of our oil and gas producing fields and blocks of our overseas equity-accounted investments was 1,715.5 square kilometers, including 1,640.4 square kilometers of developed acreage, of which 1,640.4 square kilometers were net developed acreage; and 75.1 square kilometers of gross undeveloped acreage, of which 45.1 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2019, our estimated proved reserves of crude oil and natural gas in China were 2,636 million BOE (including 1,433 million barrels of crude oil and 7,216 billion cubic feet of natural gas), and our estimated proved reserves of crude oil and natural gas outside of China, which included a share of the estimated proved reserves of our equity-accounted investments, were 309 million BOE. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2019.

Crude Oil Proved Reserves	As of December 31, 2019
(in millions of barrels)
Developed Subsidiaries
China	1,326
Shengli	982
Others	344
Overseas	17
Subtotal	1,343
Equity-accounted investments
China	-
Overseas	245
Subtotal	245
Total Proved Developed	1,588
Undeveloped Subsidiaries
China	107
Shengli	12
Others	95
Overseas	-
Subtotal	107
Equity-accounted investments
China	-
Overseas	46
Subtotal	46
Total Proved Undeveloped	153
Total Crude Oil Proved Reserves	1,741

Natural Gas Proved Reserves	As of December 31, 2019
(in billions of cubic feet)
Developed Subsidiaries
China	6,026
Puguang	1,814
Fuling	1,315
Others	2,897
Overseas	-
Subtotal	6,026
Equity-accounted investments
China	-
Overseas	9
Subtotal	9
Total Proved Developed	6,035
Undeveloped Subsidiaries
China	1,190
Fuling	65
Others	1,125
Overseas	-
Subtotal	1,190
Equity-accounted investments
China	-
Overseas	-
Subtotal	-
Total Proved Undeveloped	1,190
Total Natural Gas Proved Reserves	7,225

As of December 31, 2019, approximately 107 million barrels of our crude oil proved reserves and 1,190 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and overseas. 2.2 million barrels of crude oil and 32.6 billion cubic feet natural gas proved reserves in China have been classified as proved undeveloped for more than five years, mainly under Sinopec Shanghai Offshore Petroleum Company, one of our subsidiaries.

During 2019, a total of 403 wells were drilled by us in China and 103 wells were drilled overseas. We converted 34 million barrels of proved undeveloped crude oil reserves and 248 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2019. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB 7,633 million, including RMB 7,150 million and RMB 483 million incurred in connection with our operations in China and overseas, respectively, in 2019.

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

Our RMC consists of our president, the senior management of related divisions at our headquarters level, our exploration and production institution and our Branches in each oil field. The current Chairman of our RMC, Mr. Liu Hongbin, Senior Vice President of the company, has over 30 years of experience in the oil and gas industry. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, development and economics.

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

Oil and Natural Gas Production

In 2019, we produced an average of 1,160.38 thousand BOE per day in China, of which approximately 58.9% was crude oil and 41.1% was natural gas. We produced an average of 96.9 thousand BOE per day overseas, of which 98.3% was crude oil and 1.7% was natural gas.

The following tables set forth our average daily production of crude oil and natural gas for the years ended December 31, 2017, 2018 and 2019. The production of crude oil includes condensate.

	Year Ended December 31,
	2017	2018	2019
	(in thousands of barrels)
Average Daily Crude Oil Production
China	682	682	683
Subsidiaries	682	682	683
Shengli	455	455	455
Others	227	227	228
Overseas	122	107	95.3
Subsidiary	41	30	19.2
Equity-accounted investments	81	77	76.1
Total Crude Oil Production	804	789	778.3

	Year Ended December 31,
	2017	2018	2019
	(in millions of cubic feet)
Average Daily Natural Gas Production
China	2,490	2,668	2,862
Subsidiaries	2,490	2,668	2,862
Puguang	558	615	664
Fuling	581	582	613
Others	1,351	1,471	1,585
Overseas	10	8	8.5
Equity-accounted investments	10	8	8.5
Total Natural Gas Production	2,500	2,676	2,870.5

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2017, 2018 and 2019.

	Weighted Average	China	Overseas(1)
	(RMB)
For the year ended December 31, 2019
Average petroleum lifting cost per BOE	117.0	110.32	164.49
Average realized sales price
Per barrel of crude oil	406.0	400.37	445.96
Per thousand cubic meters of natural gas	1,326.09	1,326.09	—
For the year ended December 31, 2018
Average petroleum lifting cost per BOE	112.45	111.75	116.90
Average realized sales price
Per barrel of crude oil	432.32	426.81	467.11
Per thousand cubic meters of natural gas	1,263.41	1,263.41	—
For the year ended December 31, 2017
Average petroleum lifting cost per BOE	107.53	111.47	85.52
Average realized sales price
Per barrel of crude oil	332.60	327.06	363.60
Per thousand cubic meters of natural gas	1,185.53	1,185.53	—

(1)         The exchange rates we used for overseas data in this table were exchange rates for each year ended December 31, 2017, 2018 and 2019, which were RMB 6.7518 to US$ 1.00, RMB 6.6204 to US$ 1.00 and RMB 6.8985 to US$1.00, respectively.

Exploration and Development Activities

In 2019, we prioritized low-cost and high-quality exploration activities. We continued our efforts in exploration activities, focused on increasing efficiency and effectiveness, continuously reducing our inefficient crude oil production and high cost activities, and completed the construction of the second phase of our Fuling shale gas project and the first phase of our Weirong shale gas project.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2017, 2018 and 2019.

	As of December 31,
	2017				2018				2019
Number of	Exploratory		Development		Exploratory		Development		Exploratory		Development
Drilled Wells	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	266	149	1,442	9	286	131	1,941	6	350	174	2,098	5
Subsidiaries	266	149	1,442	9	286	131	1,941	6	350	174	2,098	5
Shengli	151	71	845	1	149	71	1,201	5	195	81	1,168	4
Others	115	78	597	8	137	60	740	1	155	93	930	1
Overseas	2	1	119	—	—	—	70	—	3	1	99	—
Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—
Equity- accounted investments	2	1	119	—	—	—	70	—	3	1	99	—
Total	268	150	1,561	9	286	131	2,011	6	353	175	2,197	5

The following table sets forth the number of wells being drilled by us as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017				2018				2019
Number of Drilling	Gross		Net		Gross		Net		Gross		Net
Welling	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	62	147	62	147	69	277	69	277	117	177	117	176
Subsidiaries	62	147	62	147	69	277	69	277	117	177	117	176
Shengli	19	—	19	—	25	72	25	72	60	20	60	20
Others	43	147	43	147	44	205	44	205	57	157	57	156
Overseas	—	5	—	5	—	10	—	10	—	—	—	—
Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—
Equity-accounted investments	—	5	—	5	—	10	—	10	—	—	—	—
Total	62	152	62	152	69	287	69	287	117	177	117	176

The following tables set forth our number of productive wells for crude oil and natural gas as of December 31, 2019, as compared to December 31, 2018 and 2017:

	As of December 31,
	2017		2018		2019
Productive Wells for Crude Oil	Gross	Net	Gross	Net	Gross	Net
China	50,121	50,121	51,030	51,030	52,112	52,112
Subsidiaries	50,121	50,121	51,030	51,030	52,112	52,112
Shengli	32,105	32,105	32,805	32,805	33,819	33,819
Others	18,016	18,016	18,225	18,225	18,293	18,293
Overseas	7,350	3,968	7,293	3,939	7,248	2,855
Subsidiaries	28	14	28	14	28	14
Equity-accounted investments	7,322	3,954	7,265	3,925	7,220	2,841
Total	57,471	54,089	58,323	54,969	59,360	54,967

	As of December 31,
	2017		2018		2019
Productive Wells for Natural Gas	Gross	Net	Gross	Net	Gross	Net
China	4,800	4,762	5,068	5,028	6,420	6,378
Subsidiaries	4,800	4,762	5,068	5,028	6,420	6,378
Puguang	57	57	58	58	61	61
Fuling	266	266	368	368	482	482
Others	4,477	4,439	4,642	4,602	5,877	5,835
Total	4,800	4,762	5,068	5,028	6,420	6,378

Refining

Overview

In 2019, our refinery throughputs were approximately 248.52 million tonnes. We produce a full range of refined oil products. The following table sets forth our production of our principal refined oil products for the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017	2018	2019
	(in million tonnes)
Gasoline	57.03	61.16	62.77
Diesel	66.76	64.72	66.06
Kerosene	26.88	28.91	31.16
Light chemical feedstock	38.60	38.52	39.78
Liquefied petroleum gas	12.37	13.17	12.57
Fuel oil	0.80	1.68	1.95

Gasoline and diesel are our largest revenue-generating products, and are sold mostly through Sinopec Marketing Co., Ltd., our subsidiary, through both wholesale and retail channels. We use most of our production of chemical feedstock as feedstock for our own chemical operations. Most of our other refined oil products were sold in China to a wide variety of industrial and agricultural customers, and a small amount is exported.

Refining Facilities

Currently we operate 30 refineries in China. As of December 31, 2019, our total primary distillation capacity of crude oil was 295.5 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2017, 2018 and 2019.

	As of and for the Year Ended December 31,
	2017	2018	2019
Primary distillation capacity of crude oil (million tonnes per annum)(1)	294.7	293.5	295.5
Refinery throughputs (million tonnes)(2)	238.5	244.0	248.5

(1)    The primary distillation capacity and refinery throughputs of joint ventures are fully included in our statistics.

(2)    When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

In 2019, our gasoline yield was 25.3%, diesel yield was 26.6%, kerosene yield was 12.5%, and light chemical feedstock yield was 16.0%. For the years ended December 31, 2017, 2018 and 2019, our overall yield for all refined oil products at our refineries was 94.88%, 94.93% and 94.98%, respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2019 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2019
(in million tonnes per annum)
Maoming	23.5
Zhenhai	23.0
Jinling	21.0
Shanghai	16.0
Qilu	14.0
Yangzi	14.0
Fujian	14.0
Tianjin	13.8
Guangzhou	13.2
Gaoqiao	13.0
Qingdao Refining & Chemical	12.0
Changling	11.5
Yanshan	11.0
Shijiazhuang	10.0
Jiujiang	10.0
Luoyang	10.0
Hainan	9.2
Anqing	9.0
Wuhan	8.5

In 2019, our primary distillation capacity of crude oil increased by 2 million tonnes per annum. In addition, in 2019, our hydrofining capacity increased by 1.6 million tonnes per annum. The revamping projects for a number of refining facilities to improve refined oil product quality were also completed and put into operation.

Source of crude oil

In 2019, approximately 88.4% of the crude oil required for our refinery business was imported.

Marketing and Sales of Refined Oil Products

Overview

We operate the largest sales and distribution network for refined oil products in China. In 2019, we distributed and sold approximately 184.45 million tonnes of gasoline, diesel and kerosene domestically. Most of the refined oil products sold by us are produced internally. In 2019, approximately 68.6% of our gasoline sales volume and approximately 70.2% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined oil products in the years of 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
Total sales volume of refined oil products (in million tonnes)*	231.21	237.69	254.95
Domestic sales volume of refined oil products (in million tonnes)	177.76	180.24	184.45
Retail	121.56	121.64	122.54
Wholesale and Distribution	56.20	58.61	61.91
Average annual throughput of service stations (in tonnes per station)	3,969	3,979	3,992

* The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

	As of December 31,
	2017	2018	2019
Total number of service stations under Sinopec brand	30,633	30,661	30,702
Self-operated service stations	30,627	30,655	30,696

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2019, we sold approximately 122.54 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 66.4% of our total domestic gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2019, we had 6 franchised service stations that are owned and operated by third parties. In 2019, the average annual throughput of our service stations increased 0.3% from 2018, and we have further strengthened our leading position in our principal market, and further improved our brand awareness and customer loyalty.

Wholesale and Distribution

In 2019, we sold approximately 61.91 million tonnes of refined oil products, including 14.31 million tonnes of gasoline, 28.89 million tonnes of diesel and 18.71 million tonnes of kerosene, through wholesale and distribution to independent distributors such as domestic industrial enterprises, hotels, restaurants and agricultural producers and long-term large-scale end users such as railways, airlines, shipping and public utilities.

We operate 334 storage facilities with a total capacity of approximately 18.79 million cubic meters, substantially all of which are wholly-owned by us. These storage facilities and our wholesale centers are connected to our refineries by railway, waterway and pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

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

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2019 was 11.4 million tonnes per annum. In 2019, we produced 12.5 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

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

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2019 for our principal intermediate chemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	11,448.4	12,492.8	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, BASF-YPC*, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan) and Great Wall EC
Propylene	10,531.1	10,378.1

Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, BASF-YPC*, Jinling, Anqing, Qingdao, Hainan, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan) and Great Wall EC

Benzene	5,558.2	4,483.4	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, Shanghai SECCO, BASF-YPC*, Fujian*, Maoming, Hainan and Sino-Korean (Wuhan), Jinling
Styrene	2,410.0	2,408.1	Zhenhai, Yanshan, Qilu, Guangzhou, Maoming, Shanghai SECCO, Anqing and BASF-YPC*
Para-xylene	5,759.1	5,039.3	Shanghai, Yangzi, Qilu, Tianjin, Luoyang, Zhenhai, Jinling, Fujian* and Hainan
Phenol	757.5	812.8	Yanshan, Gaoqiao and Sinopec Sabic (Tianjin)*

*                 Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2019.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	7,964.2	8,079.4	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, BASF-YPC*, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan) and Great Wall EC
Polypropylene	7,793.8	7,783.4

Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, Shanghai SECCO, Jingmen Branch, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan), Great Wall EC, Luoyang, Jiujiang, Jingmen, Hainan, Beihai and Shijiazhuang

Polyvinyl chloride	600.0	239.0	Qilu
Polystyrene	698.0	674.4	Yanshan, Qilu, Maoming, Guangzhou, and Shanghai SECCO
Acrylonitrile butadiene styrene	200.0	185.2	Gaoqiao

*                 Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber. Based on our 2019 production, we are the largest producer of ethylene glycol and caprolactam in China.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2019 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	3,119.0	2,780.1	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	3,298.6	2,506.1	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, BASF-YPC*, Sinopec Sabic (Tianjin)*, Zhenhai
Acrylonitrile	1,070.0	932.6	Anqing, Qilu Koruhr* and Shanghai SECCO
Caprolactam	909.0	753.0	Baling, Shijiazhuang, Baling Constant*
Polyester	3,178.0	2,791.5	Shanghai, Yizheng, Tianjin and Luoyang

*                 Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fibers

Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2019.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,331.0	1,067.3	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	264.8	216.0	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styreneic block copolymers (SBCs) thermoplastic elastomer, isobutadiene isoprene rubber, or IIR, and ethylene propylene rubber. Based on our 2019 production, we are the largest producer of SBR, cis-polybutadiene rubber and SBCs thermoplastic elastomer in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2019 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	420.0	452.6	Yanshan, Qilu, Maoming, Yangzi and Gaoqiao
Styrene butadiene rubber	430.0	385.9	Qilu, Yangzi, Gaoqiao and Yanshan
Styrene-butadiene-styrene thermoplastic elastomers	140.0	111.8	Yanshan and Maoming
Isobutylene isoprene rubber	125.0	25.6	Yanshan
Isoprene rubber	30.0	-	Yanshan
Ethylene propylene rubber	75.0	71.2	Gaoqiao*

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

The prices of petrochemical products in China have become market-oriented. Our principal sales channels consist of (i) direct sales to domestic and foreign large- and medium-sized manufacturing enterprises, which account for more than 75.6% of our direct sales, (ii) sales to distributors, who are responsible for sales and distribution to a portion of our smaller and scattered customers or specific customers, and (iii) sales of chemical products through our e-commerce platform “Chem E-Mall,” which effectively launched an e-commerce channel of petrochemical products and improved customer experience.

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

Patents and Trademarks

In 2019, we were granted 4,076 patents in China and overseas. As of December 31, 2019, we owned a total of 34,441 patents in China and overseas.

In 2019, we had 391 material trademarks approved internally.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2019, we sourced approximately 2.0% of our total refinery throughputs of crude oil from Iran. Based on our internal reports and statistics, we recorded no revenue or net profit from our trading activities with Iranian companies.

Based on feedback to our inquiries to Sinopec Group Company, our controlling shareholder, Sinopec Group Company engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue and profits from these business activities accounted for 0.05% and 0.06% of its total unaudited sales revenue and profits, respectively.

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

In March 2018, in order to promote the development and utilization of shale gas, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on the Reduction of Resource Tax on Shale Gas (Ministry of Finance No. 26 [2018]) which provides that from April 1, 2018 to March 31, 2021, a 30% reduction shall be applied to the 6% tax rate applicable to shale gas.

In June 2019, the Ministry of Finance issued the Supplemental Notice on Interim Measures for the Management of Special Funds for Renewable Energy Development (Ministry of Finance No. 298 [2019]), which cancels the fixed-rate subsidy on shale gas industry, and provides that the increased gradient subsidy shall be granted to enterprises if their production of shale gas increases over the last year, while only reduced subsidy shall be granted if the production decreases over the last year. The Notice also provides increased subsidy for the incremental production of unconventional natural gas in winter.

Price Controls on Crude Oil

According to Measures for Administration of Petroleum Products Price issued by NDRC on January 13, 2016, the crude oil price shall be determined by reference to the international market price.

Price Controls on Natural Gas

In recent years, the pace of market-oriented natural gas price reforms has accelerated significantly. In April 2015, according to the change in the price of alternative energy, NDRC unified the stock natural gas and incremental natural gas prices. In November 2015, NDRC to further liberalized the pricing of natural gas by replacing the reference ceiling price for city-gate prices of non-residential natural gas with a reference base rate. In October 2016, NDRC has relaxed the control over service prices for gas prices used for fertilizer production, determined that the relevant prices of gas storage facilities were market-oriented, and launched a trial reform of the marketization of city-gate prices in Fujian Province.

In August 2017, based on the results of the supervision and review of the pricing of natural gas pipelines, NDRC adjusted the pipeline transportation prices, in conjunction with the adjustment of the natural gas value-added tax rate. The non-residential natural gas reference city-gate prices have been reduced by RMB 0.1 per cubic meter. NDRC encouraged the natural gas production and operation enterprises and users to actively enter the natural gas trading platform, and the prices of natural gas that have been openly traded on trading platforms such as the Shanghai Oil and Gas Exchange Center and Chongqing Oil and Gas Exchange Center are formed by the market. In May 2018, NDRC adjusted the price of natural gas for civil use, improved price mechanism, replaced the reference ceiling price for city-gate prices of residential natural gas with a reference base rate, and thus brought the price of residential gas in line with the price of non-resident gas.

In March 2019, NDRC issued the Notice on Adjusting the City-Gate Price (NDRC Pricing Circular No, 562 [2019]) to adjust the city-gate price based on adjustments on value-added tax applicable to natural gas with effective date on April 1, 2019. We have adjusted the sales price of natural gas to grant the benefits of the lower value-added tax rate to our customers.

Regulation of Pipelines Networks

In October 2016, NDRC issued the Interim Provisions for Management Measures of Natural Gas Pipeline Transmission Prices and the Interim Provisions for Supervision and Review of Natural Gas Pipeline Transmission Cost (for Trial Implementation) (NDRC Pricing Circular 2142[2016]) (the “Interim Provisions”).

In August 2017, according to the Interim Provisions, after the supervision and review of the pricing of natural gas interprovincial pipelines, NDRC adjusted the prices of 13 natural gas interprovincial pipelines. Since September 1, 2017, based on the pipeline transmission prices (traffic price rate) of the Sichuan-East Gas Pipeline and Yulin-Jinan Pipeline published by the NDRC, along the transportation distance of the natural gas inlet and export, we have calculated and determined the prices of the gas transmission points for Sichuan-East Gas Pipeline and the Yulin-Jinan Pipeline and published the list of prices on our official website. We have updated the information disclosure on our website regarding the cost of operation and the maintenance expense on annual basis.

In March 2019, the NDRC issued the Notice on Adjusting the Prices of Trans-provincial Pipeline Transportation of Natural Gas (NDRC Pricing Circular No.561 [2019]) to adjust the trans-provincial pipeline transportation price of natural gas based on adjustments on the value-added tax rate applicable to natural gas with effective date on April 1, 2019. We have adjusted our trans-provincial pipeline transportation price.

Regulation of Refining and Marketing of Refined Oil Products

Gasoline and Diesel Prices

Gasoline and diesel prices are government-guided.

In March 2013, NDRC released Circular on Establishment of Sound Price Formation Mechanism of Refined Oil Products (NDRC Pricing Circular 624[2013]), which specified that a reformed refined oil product price formation mechanism shall include shortening of the refined oil product price adjustment period to 10 working days. To save social resources, if the assessed adjustment in domestic refined oil product prices is less than RMB 50 per tonne, the adjustment will be postponed to next period. In cases of special conditions such as significant increase in domestic CPI, significant emergencies or significant fluctuations of crude oil price on international market which may trigger adjustment of domestic refined oil price, NDRC may implement ad hoc suspension, delay or narrowing of price adjustment upon the approval by the State Council. Upon elimination of the special conditions, the price formation mechanism may resume operation after NDRC obtains the State Council’s for approval.

On January 13, 2016, NDRC made further adjustments to the pricing mechanism for refined oil products, effective immediately. When benchmark crude oil price falls below US$ 40/bbl, NDRC will not further adjust oil product prices, the unadjusted portion would be transferred into a risk fund, which can be used for energy conservation and emission reduction, refined oil product quality upgrading and security of crude oil and gas supply upon approval by relevant departments.

Jet Fuels Price

The ex-factory price of the jet fuels will be determined by the buyers and the sellers, with reference to the price in the Singapore market.

Regulation of Crude Oil and Refined Oil Products Market

On December 4, 2006, Ministry of Commerce of the PRC promulgated the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Oil Products Market.”

Starting in 2015, qualified refineries has been allowed to use, and conduct business in connection with, imported crude oil. On December 4, 2019, Ministry of Commerce issued the Notice of Reform of “Release-Management-Service” on Crude Oil and Refined Oil Products to further open up the domestic oil and refined oil products market.

Investment

Overseas investments by Chinese enterprises involving sensitive countries or regions or sensitive industries shall be submitted to NDRC and MOFCOM for approval, and other overseas investments by Chinese enterprises will only need to submit a filing with NDRC and MOFCOM or its regional branches.

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

In accordance with the Administrative Measures for Overseas Investments (MOFCOM Order No. 3 [2014]) issued by MOFCOM, overseas investment shall be subject to approval or filing requirements of MOFCOM or its provincial counterparts based on its investment category.  Overseas investments involving sensitive countries (regions) or sensitive industries shall be approved by MOFCOM. All other investments swill require only a filing with MOFCOM.

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

Starting on January 1, 2018, environmental tax has been levied, with the original sewage charges being cancelled.

Starting in April 2019, the value-added tax rate has been further lowered.

Applicable tax, fees and royalties on refined oil products and other refined oil products generally payable by us or by other companies in similar industries are shown below.

Tax Item	Tax Base	Tax Rate/Fee Rate

Enterprise income tax	Taxable income	25% effective from January 1, 2008.
Value-added tax	Revenue

9% for liquefied petroleum gas, natural gas, low-density polyethylene for production of agricultural film and fertilizers, 13% for other commodities and 6% for the taxable service. On behalf of the tax authorities, we collect value-added tax from users other than the selling price of the products when settling payments with users. The value-added tax paid by us when purchasing raw materials for production, and the payment of drilling and other engineering service fees may be deducted from the value-added tax collected by us from users.

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

C.            ORGANIZATIONAL STRUCTURE

For a description of our relationship with Sinopec Group Company, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions.” For a description of our significant subsidiaries, see Note 39 to our consolidated financial statements.

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

Environmental regulations also require companies to file an environmental impact evaluation report to the Ministry of Ecology and Environment or local ecology and environment department for approval before undertaking any project with negative impact on the environment. When carrying out such projects, companies shall construct and implement environmental protection facilities and measures as required by the environmental bureau. After the completion of the construction, the projects shall be assessed according to the relevant requirements of environmental assessment, and the projects will only be permitted to operate after the assessment of its discharge treatment facilities, measures and pollutant discharge satisfactory environmental assessment and approval requirements and reporting on the national information platform for completion-based environmental protection check and acceptance of construction projects.

We believe our environmental protection systems and facilities are adequate for us to comply with current applicable national and local environmental protection regulations. The PRC government, however, may impose stricter regulations which may require additional expenditure on compliance with environmental regulations.

Our environmental protection expenditures were approximately RMB 7.9 billion in 2017, RMB 7.9 billion in 2018 and RMB 9.2 billion in 2019.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (SPI Fund), approximately RMB 827.5 billion of coverage on our property and plants and approximately RMB 100.7 billion of coverage on our inventory. In 2019, we paid an insurance premium of approximately RMB 2.2 billion to Sinopec Group Company for such coverage.

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

Pursuant to an approval of the Ministry of Finance, Sinopec Group Company entered into an agreement with PICC Property and Casualty Company Limited on January 29, 2002 to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB 4 billion and a maximum of RMB 2.4 billion per occurrence.

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

Impairment losses recognized for each of the three years ended December 31, 2017, 2018 and 2019 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2017	2018	2019
	(RMB in millions)
Exploration and production	13,556	4,274	3
Refining	1,894	353	245
Marketing and distribution	675	264	80
Chemicals	4,922	1,374	17
Corporate and others	211	16	-
Total*	21,258	6,281	345

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

	Year ended December 31,
	2017	2018	2019
	(RMB in millions)
Balance as of January 1	683	612	606
Impairment losses recognized for the year	49	83	1,566
Reversal of impairment losses	(100)	(77)	(283)
Written off	(21)	(19)	(41)
Others	1	7	-
Balance as of December 31	612	606	1,848

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

	Year ended December 31,
	2017	2018	2019
	(RMB in millions)
Balance as of January 1	920	1,155	6,376
Allowance for the year	436	5,535	1,616
Reversal of allowance on disposal	(13)	(114)	(189)
Written off	(190)	(217)	(5,233)
Others	2	17	12
Balance as of December 31	1,155	6,376	2,582

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

B.            CONSOLIDATED RESULTS OF OPERATIONS

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

In 2019, our total operating revenues were RMB 2,966.2 billion, representing an increase of 2.6% over 2018. Our operating income was RMB 86.2 billion, representing an increase of 4.8% over 2018.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2018 and 2019.

	Year Ended December 31,
	2018	2019(1)	Change from 2018 to 2019
	(RMB in millions)		(%)
Operating revenues	2,891,179	2,966,193	2.6
Sales of goods	2,825,613	2,900,488	2.6
Other operating revenues	65,566	65,705	0.2
Operating expenses	(2,808,915)	(2,879,995)	2.5
Purchased crude oil, products and operating supplies and expenses	(2,292,983)	(2,380,907)	3.8
Selling, general and administrative expenses	(65,642)	(55,313)	(15.7)
Depreciation, depletion and amortization	(109,967)	(108,812)	(1.1)
Exploration expenses, including dry holes	(10,744)	(10,510)	(2.2)
Personnel expenses	(77,721)	(81,482)	4.8
Taxes other than income tax	(246,498)	(242,535)	(1.6)
Other operating expenses, net	(5,360)	(436)	(91.9)
Operating income	82,264	86,198	4.8
Net finance costs	1,001	(9,967)	-
Investment income and share of profits less losses from associates and joint ventures	15,845	13,696	(13.6)
Earnings before income tax	99,110	89,927	(9.3)
Income tax expense	(20,213)	(17,894)	(11.5)
Net income	78,897	72,033	(8.7)
Attributable to:
Owners of the Company	61,618	57,465	(6.7)
Non-controlling interests	17,279	14,568	(15.7)

(1)         We have adopted IFRS Standard 16 “Leases” from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from such standard were therefore recognized in the opening balance sheet on January 1, 2019.

Operating revenues

In 2019, our sales of goods were RMB2,900.5 billion, representing an increase of 2.6% over 2018. This was mainly attributable to the expansion of business scale and trading volume.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2018 to 2019 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2018		2019		2018 to 2019	2018		2019		2018 to 2019
	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	6,595		6,034		(8.5)	3,100		3,000		(3.2)
Natural gas	24,197	(1)	27,073	(1)	11.9	1,400	(2)	1,562	(2)	11.6
Gasoline	88,057		92,233		4.7	7,870		7,387		(6.1)
Diesel	84,630		87,083		2.9	5,996		5,811		(3.1)
Kerosene	25,787		27,041		4.9	4,562		4,298		(5.8)
Basic chemical feedstock	40,520		41,022		1.2	5,488		4,578		(16.6)
Monomer and polymer for synthetic fiber	11,127		14,019		26.0	6,971		5,714		(18.0)
Synthetic resins	14,433		16,103		11.6	8,634		7,717		(10.6)
Synthetic fiber	1,314		1,370		4.3	9,712		8,438		(13.1)
Synthetic rubber	1,114		1,280		14.9	10,619		9,583		(9.8)
Chemical fertilizer	794		924		16.4	2,096		2,110		0.7

(1)         million cubic meters

(2)         RMB per thousand cubic meters

Sales of crude oil and natural gas

Most of crude oil and a small portion of natural gas we produced were used internally for refining and chemical production and the remaining were sold to external customers. In 2019, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB 111.1 billion, representing an increase of 18.8% over 2018. The change was mainly due to increases in natural gas sales volume and prices as the result of promoting natural gas production-supply-storage-sale system, and actively expanding market share.

Sales of refined petroleum products

In 2019, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 1,535.2 billion, accounting for 51.8% of our operating revenues and representing a decrease of 1.5% over 2018. The change was mainly due to the decrease in petroleum products’ prices. The sales revenue of gasoline, diesel and kerosene was RMB 1,303.6 billion, accounting for 85% of the total revenue of other refined petroleum products and representing a decrease of 1.1% over 2018. The sales revenue of other refined petroleum products was RMB 231.6 billion, accounting for 15% of the total revenue of petroleum products and representing a decrease of 3.4% over 2018.

Sales of chemical products

Our external sales revenue of chemical products was RMB 425.5 billion, accounting for 14.3% of our operating revenues and representing a decrease of 7% over 2018. This was mainly attributable to the decrease in price of chemical products, which resulted from the increase of supply in chemical market.

Revenue from corporate and others

In 2019, our corporate and others realized operating revenue of RMB 1,484.8 billion (including an operating revenue of RMB1,478.4 billion in import and export trade business), representing an increase of 8.5% over 2018. This was mainly attributable to the increase in trading volumes of crude oil and refined oil products outside China, as well as the rapid development of our Epec platform, especially on facilities and chemical products segments.

Operating expenses

In 2019, our operating expenses were RMB 2,880.0 billion, representing an increase of 2.5 % over 2018. Among the operating expenses:

Purchased crude oil, products and operating supplies and expenses were RMB 2,380.9 billion, representing an increase of 3.8 % over 2018, accounting for 82.7% of the total operating expenses, of which:

•                  crude oil purchase expenses were RMB 681.2 billion, representing a decrease of 2.9% over 2018. In 2019, the total throughput of crude oil that was purchased externally was 228.74 million tonnes (excluding the volume processed for third parties), representing an increase of 0.7% over 2018; the average unit processing cost for crude oil purchased externally was RMB 3,326 per tonne, representing a decrease of 3.6% over 2018;

•                  refined oil purchase expenses were RMB 364.9 billion, representing an increase of 2.6% over 2018;

•                  trade purchase expenses were RMB 738.3 billion, representing an increase of 12.6% over 2018; and

•                  other purchasing expenses were RMB 596.5 billion, representing an increase of 2.7% over 2018.

Selling, general and administrative expenses totaled RMB 55.3 billion, representing a decrease of 15.7% over 2018, mainly because the company significantly reduced non-operating costs, and adjusted accounting of some of the service station, land and other rental expenses to depreciation and interests expense as required by the New Lease Standard.

Depreciation, depletion and amortization was RMB 108.8 billion, representing a 1.1% decrease over 2018. This was mainly due to the depletion of oil and gas assets decreased as a result of the Company’s proved reserves of crude oil and natural gas increased.

Exploration expenses, including dry holes were RMB 10.5 billion, representing a decrease of 2.2% over 2018.

Personnel expenses were RMB 81.5 billion, representing an increase of 4.8% over 2018.

Taxes other than income tax were RMB 242.5 billion, representing a decrease of 1.6% over 2018. That was mainly due to the decrease of RMB 3.2 billion in urban maintenance and construction tax and education surcharges resulting from the decrease of value added tax rate.

Other operating expenses, net were RMB 0.4 billion.

Operating income

In 2019, our operating income was RMB 86.2 billion, representing an increase of 4.8% over 2018, mainly due to a significant increase of profit in upstream business.

Net finance costs

In 2019, our net finance costs were RMB 10 billion, representing an increase of RMB 11 billion over 2018. This decrease in finance costs was mainly attributable to the adoption of the New Lease Standard.

Earnings before income tax

In 2019, our earnings before income tax were RMB 89.9 billion, representing a decrease of 9.3% over 2018, mainly due to the narrower margin of our refining segment.

Income tax expense

In 2019, we recognized income tax expense of RMB 17.9 billion, representing a decrease of 11.5% over 2018.

Net income attributable to non-controlling interests

In 2019, our net income attributable to non-controlling interests was RMB 14.6 billion, representing a decrease of RMB 2.7 billion over 2018.

Net income attributable to owners of the Company

In 2019, our net income attributable to our owners was RMB 57.5 billion, representing an decrease of 6.7% over 2018.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

In 2018, our total operating revenues were RMB 2,891.2 billion, representing an increase of 22.5% over 2017. Our operating income was RMB 82.3 billion, representing an increase of 15.1% over 2017.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2017 and 2018.

	Year Ended December 31,
	2017	2018	Change from 2017 to 2018
	(RMB in millions)		(%)
Operating revenues	2,360,193	2,891,179	22.5
Sales of goods	2,300,470	2,825,613	22.8
Other operating revenues	59,723	65,566	9.8
Operating expenses	(2,288,723)	(2,808,915)	22.7
Purchased crude oil, products and operating supplies and expenses	(1,770,651)	(2,292,983)	29.5
Selling, general and administrative expenses	(64,973)	(65,642)	1.0
Depreciation, depletion and amortization	(115,310)	(109,967)	(4.6)
Exploration expenses, including dry holes	(11,089)	(10,744)	(3.1)
Personnel expenses	(74,854)	(77,721)	3.8
Taxes other than income tax	(235,292)	(246,498)	4.8
Other operating expenses, net	(16,554)	(5,360)	(67.6)
Operating income	71,470	82,264	15.1
Net finance costs	(1,560)	1,001	(164.2)
Investment income and share of profits less losses from associates and joint ventures	16,787	15,845	(5.6)
Earnings before income tax	86,697	99,110	14.3
Income tax expense	(16,279)	(20,213)	24.2
Net income	70,418	78,897	12.0
Attributable to:
Owners of the Company	51,244	61,618	20.2
Non-controlling interests	19,174	17,279	(9.9)

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

Exploration expenses, including dry holes were RMB 10.7 billion, representing a decrease of 3.1% over 2017. This was mainly due to the Company constantly reinforced the management of exploration investment, improved exploration success rate.

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

Other operating expenses, net were RMB 5.4 billion, decreased by 67.6% over the same period of 2017. This was mainly attributed to the decrease in impairment during the year.

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

Income tax expense

In 2018, we recognized income tax expense of RMB 20.2 billion, representing an increase of 24.2% over 2017. That was mainly due to the growth in profits and the decrease in exempt investment income.

Net income attributable to non-controlling interests

In 2018, our net income attributable to non-controlling interests was RMB 17.3 billion, representing a decrease of RMB 1.9 billion over 2017.

Net income attributable to owners of the Company

In 2018, our net income attributable to our owners was RMB 61.6 billion, representing an increase of 20.2% over 2017.

C.            DISCUSSIONS ON RESULTS OF SEGMENT OPERATIONS

We divide our operations into four business segments (exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others). Unless otherwise specified, the inter-segment transactions have not been eliminated in the financial data discussed in this section. In addition, the operating revenue data of each segment have included the “other operating revenues” of this segment.

The following table sets forth the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2017	2018	2019	2018	2019	2018	2019
	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production
External sales(1)	80	104	121	2.2	2.5	3.6	4.1
Inter-segment sales	78	96	90	2.0	1.8
Total operating revenue	158	200	211	4.2	4.3
Refining
External sales(1)	138	154	147	3.2	3.0	5.3	5.0
Inter-segment sales	874	1,109	1,077	22.9	22.4
Total operating revenue	1,012	1,263	1,224	26.1	25.4
Marketing and distribution
External sales(1)	1,220	1,441	1,427	29.9	29.4	49.9	48.1
Inter-segment sales	4	5	4	0.1	0.1
Total operating revenue	1,224	1,446	1,431	30.0	29.5
Chemicals
External sales(1)	388	473	440	9.8	9.1	16.4	14.8
Inter-segment sales	50	74	55	1.5	1.1
Total operating revenue	438	547	495	11.3	10.2
Corporate and others
External sales(1)	534	719	831	14.9	17.1	24.8	28.0
Inter-segment sales	440	650	654	13.5	13.5
Total operating revenue	974	1,369	1,485	28.4	30.6
Total operating revenue before inter-segment eliminations	3,806	4,825	4,846	100.0	100.0
Elimination of inter-segment sales	(1,446)	(1,934)	(1,880)
Consolidated operating revenues	2,360	2,891	2,966			100.0	100.0

(1)         include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from 2018 to 2019.

	Year Ended December 31,			Change from
	2017	2018	2019	2018 to 2019
	(RMB in billions)			(%)
Exploration and production
Total operating revenues	158	200	211	5.3
Total operating expenses	(204)	(210)	(202)	(4.2)
Total operating (loss)/income	(46)	(10)	9	-
Refining
Total operating revenues	1,012	1,263	1,224	(3.1)
Total operating expenses	(947)	(1,209)	(1,193)	(1.2)
Total operating income	65	54	31	(44.1)
Marketing and distribution
Total operating revenues	1,224	1,446	1,431	(1.1)
Total operating expenses	(1,193)	(1,423)	(1,402)	(1.5)
Total operating income	31	23	29	24.0
Chemicals
Total operating revenues	438	547	495	(9.4)
Total operating expenses	(411)	(520)	(478)	(8.0)
Total operating income	27	27	17	(36.5)
Corporate and others
Total operating revenues	974	1,369	1,485	8.5
Total operating expenses	(979)	(1,378)	(1,485)	7.8
Total operating (loss)/income	(5)	(9)	0.1	-
Elimination of inter-segment income	(2)	(4)	(0.04)	-

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

In 2019, the operating revenues of this segment were RMB 210.7 billion, representing an increase of 5.3% over 2018. This was mainly attributed to the rise of realized price of, and sales volume in, natural gas as a result of the expansion of natural gas business.

This segment sold 34.35 million tonnes of crude oil and 28.78 billion cubic meters of natural gas in 2019, representing a decrease of 1.3% and an increase of 9.7% over 2018, respectively; 11.16 billion cubic meters of gasified LNG, representing an increase of 33.9% over 2018; and 4.74 million tonnes of LNG, representing an increase of 65.9% over 2018. The average realized price of crude oil and natural gas was RMB 2,862 per tonne and RMB 1,566 per thousand cubic meters, respectively, representing a decrease of 6.0% and an increase of 11.1%, respectively, over 2018, and the average realized price of gasified LNG and LNG was RMB 2,040 per thousand cubic meters and RMB 3,305 per tonne, respectively, representing an increase of 5.5% and a decrease of 12.6%, respectively.

In 2019, the operating expenses of this segment were RMB 201.4 billion, representing a decrease of 4.2% over 2018. This was mainly due to:

•                  Depreciation, depletion and amortization decreased by RMB 9.6 billion;

•                  Payment of land use right and community services expenses decreased by RMB 5.7 billion year on year;

•                  Impairment losses on long-lived assets decreased by RMB 4.3 billion year on year;

•                  Resource tax and special oil income levy decreased by RMB 2.0 billion year on year;

•                  Procurement cost increased by RMB 10.6 billion year on year, as a result of expansion of LNG business scale; and

•                  Personnel expenses increased by RMB 1.7 billion year on year.

The lifting cost for oil and gas was RMB 782 per tonne in 2019, representing a decrease of 1.8% over 2018.

In 2019, the operating profit of the exploration and production segment was RMB 9.3 billion, representing an increase of RMB 19.4 billion compared with 2018. The segment reinforced efficient exploration and profit-oriented development, enhanced stable production of crude oil, accelerated construction of natural gas production-supply-storage-sale system and actively expanded market and promoted sales, strengthened cost control, and effectively improved profitability.

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

In 2018, the operating expenses of this segment were RMB 210.3 billion, representing an increase of 3.4% over 2017. This was mainly due to:

•                  Taxes such as resource taxes and special oil income levy increased by RMB 2.8 billion due to increase of crude oil prices;

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

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

In 2019, the operating revenues of this segment were RMB 1,224.2 billion, representing a decrease of 3.1% over 2018. This was mainly attributable to the decrease in products prices compared with the same period of last year.

The table below sets forth sales volume and average realized prices by product for 2019 and 2018, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2018	2019	2018 to 2019	2018	2019	2018 to 2019
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	59,746	60,750	1.7	7,386	7,057	(4.5)
Diesel	62,676	63,509	1.3	5,766	5,477	(5.0)
Kerosene	22,418	23,890	6.6	4,515	4,252	(5.8)
Chemical feedstock	38,524	39,720	3.1	3,910	3,531	(9.7)
Other refined oil products	61,439	61,890	0.7	3,312	3,237	(2.3)

In 2019, our sales revenues of gasoline were RMB 428.7 billion, representing a decrease of 2.9% over 2018; the sales revenues of diesel were RMB 347.8 billion, representing a decrease of 3.7% over 2018; the sales revenues of kerosene were RMB 101.6 billion, representing an increase of 0.4% over 2018; the sales revenues of chemical feedstock were RMB 140.2 billion, representing a decrease of 6.9% over 2018; and the sales revenues of other refined oil products other than gasoline, diesel, kerosene and chemical feedstock were RMB 200.3 billion, representing a decrease of 1.6% over 2018.

This segment’s operating expenses were RMB 1,193.5 billion in 2019, representing a decrease of 1.2% over 2018, which is mainly attributable to the decrease in procurement cost of crude oil.

In 2019, the average processing cost of crude oil was RMB 3,403 per tonne, representing a decrease of 4.1% over 2018. Refining throughput were 252.5 million tonnes (excluding the volume processed for third parties), representing an increase of 1.7 % over 2018. In 2019, the total costs of crude oil processed were RMB 859.3 billion, representing a decrease of 2.4% over 2018.

The refining margin was RMB 366 per tonne in 2019, representing a decrease of RMB 96 per tonne, or 20.8%, compared with 2018. This is mainly due to the fluctuation of price spread between heavy and light crude oil, increase of freight and insurance costs for overseas shipments, as well as the narrowed gross margin of refined petroleum products other than gasoline, diesel and kerosene.

In 2019, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 178 per tonne, a decrease of RMB 2 per tonne, or 1.1%, over 2018.

This segment’s operating profit of the segment was RMB 30.6 billion in 2019, representing a decrease of RMB 24.2 billion as compared with 2018.

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

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

In 2019, the operating revenues of this segment were RMB 1,431.0 billion, representing a decrease of 1.1% compared with 2018.

In 2019, the sales revenues of gasoline, diesel and kerosene were RMB 681.5 billion, RMB 507.5 billion and RMB 116.3 billion, representing a decrease of 1.7%, 0.3% and 1.1%, respectively, over 2018.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2019 and 2018, including breakdown in retail, wholesale and distribution of gasoline and diesel.

	Sales Volume		Change from	Average Realized Prices		Change from
	2018	2019	2018 to 2019	2018	2019	2018 to 2019
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	88,076	92,261	4.8	7,870	7,387	(6.1)
Retail sale	66,855	66,440	(0.6)	8,296	7,968	(4.0)
Wholesale and distribution	21,221	25,820	21.7	6,524	5,892	(9.7)
Diesel	84,865	87,335	2.9	5,998	5,812	(3.1)
Retail sale	43,327	43,503	0.4	6,435	6,227	(3.2)
Wholesale and distribution	41,537	43,832	5.5	5,541	5,399	(2.6)
Kerosene	25,787	27,068	5.0	4,562	4,297	(5.8)
Fuel oil	23,372	21,772	(6.8)	2,974	3,072	3.3

In 2019, the operating expenses of the segment were RMB 1,401.9 billion, representing a decrease of RMB 21.3 billion or 1.5% as compared with that of 2018. This was mainly due to the decrease in refined oil products procured price which resulting in the decrease of procurement cost for RMB 22 billion.

In 2019, the segment’s non-petroleum business income was RMB 32.2 billion with the profit of RMB 3.2 billion.

In 2019, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortization, and then divided by the sales volume) was RMB 183 per tonne, representing a decrease of 11.6% compared with that of 2018, due to the adjusted accounting of some of the service stations, land and other right of use assets as required by the New Lease Standard.

In 2019, the segment exerted advantages of integrated business and distribution network into full play, reinforced the coordination of internal and external resources, promoted targeted marketing and differentiated marketing to improve service quality, and constantly increased profits and sales volume. Meanwhile, we enhanced the development and sales of company-owned brand and put efforts to expand non-fuel business scale and profitability. The operating income of this segment in 2019 was RMB 29.1 billion, representing an increase of 24% compared with 2018.

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

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

The operating revenues of the chemicals segment in 2019 were RMB 495.2 billion, representing a decrease of 9.4% over 2018, which was mainly attributable to sharp decrease in prices of chemical products as a result of the concentrated release of new capacity, as well as the change of supply-demand structure.

The sales revenues generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, and chemical fertilizer) totaled RMB 465.9 billion, representing a decrease of 9.7% as compared with 2018, and accounted for 94.1% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2018 to 2019.

	Sales Volume		Change from	Average Realized Prices		Change from
	2018	2019	2018 to 2019	2018	2019	2018 to 2019
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	52,450	52,007	(0.8)	5,281	4,518	(14.4)
Synthetic fiber monomers and polymers	11,252	14,089	25.2	6,978	5,722	(18.0)
Synthetic resins	15,325	16,131	5.3	8,646	7,718	(10.7)
Synthetic fiber	1,314	1,370	4.3	9,712	8,438	(13.1)
Synthetic rubber	1,278	1,284	0.5	10,750	9,595	(10.7)
Chemical fertilizer	796	925	16.2	2,093	2,109	0.8

In 2019, the operating expenses of the chemicals segment were RMB 478.1 billion, representing a decrease of 8.0% over 2018, mainly because of the decrease in the price of externally procured raw materials as compared with the same period in 2018.

In 2019, confronted with the business cycle correction and decreased chemical margin, the Company strengthened the coordination among research, development, production and marketing, continuously reinforced the profit prediction based on the market, optimized the structures of feedstock, product and facilities, intensified allocation of resources, pushed ahead with targeted marketing and precise service strategy, and achieved steadily growing sales volume of petrochemicals. The operating income of this segment was RMB 17.2 billion.

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

The sales revenues generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, and chemical fertilizer) totaled RMB 516.2 billion, representing an increase of 24.8% as compared with 2017, and accounted for 94.4% of the operating revenues of the segment.

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

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

In 2019, the operating revenue generated from corporate and others was RMB 1,484.8 billion, representing increase of 8.5% over 2018, which was mainly attributable to the increase in value of trade from crude oil and overseas refined oil products, as well as the rapid growth of the equipment and petrochemicals business transaction scale through Epec platform.

In 2019, the operating expenses of this segment was RMB 1,484.7 billion, representing an increase of 7.8% over 2018.

In 2019, the operating income of this segment was RMB 0.1 billion.

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

D.            LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funding have been cash provided by our operating activities, along with short-term and long-term loans. Our primary uses of cash have been for working capital, capital expenditures and repayment of short-term and long-term loans. We arrange and negotiate financing with financial institutions to finance our capital resource requirement, and maintain a certain level of standby credit facilities to reduce liquidity risk. We believe that our current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet our working capital requirements and repay our short-term debts and obligations when they become due.

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
Statement of cash flow data	2017	2018	2019(1)
	(RMB in millions)
Net cash generated from operating activities	190,935	175,868	153,420
Net cash used in investing activities	(145,323)	(66,422)	(120,463)
Net cash used in financing activities	(56,509)	(111,260)	(84,713)
Net decrease in cash and cash equivalents	(10,897)	(1,814)	(51,756)

(1) We have adopted IFRS Standard 16 “Leases” from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from such standard were therefore recognized in the opening balance sheet on January 1, 2019.

In 2019, the net cash generated from operating activities of the company was RMB 153.4 billion, representing a decrease of RMB 22.4 billion as compared with 2018, of which: profit before taxation decreased by RMB 9.2 billion, loss from assets impairment decreased by RMB 9.8 billion, depreciation, depletion and amortization and amortization for dry wells write-off decreased by RMB 2.2 billion, interest expenses increased by RMB 9.7 billion, exchange rate and derivatives financial instruments loss/(gain) increased by 5.5 billion, net change of accounts receivable and other current assets decreased by RMB 10.8 billion, net change of inventory decreased by RMB 6.0 billion, net change of accounts payable and other current liabilities decreased by RMB 17.3 billion, and the paid income tax decreased by RMB 13.6 billion as compared with 2018.

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

In 2019, the net cash used in investing activities was RMB 120.5 billion, representing an increase of cash outflow of RMB 54.0 billion over 2018, of which: capital expenditure and wildcat expenditure increased by RMB 38.1 billion, purchasing investment and associates and joint ventures investments decreased by RMB 6.6 billion, cash inflow from changes of financial assets which are measured at fair value through profit or loss decreased by RMB 3.0 billion, outcome from time deposit with maturities over three months increased by RMB 9.2 billion.

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

In 2019, the net cash used in financing activities was RMB 84.7 billion, representing a decrease of cash outflow by RMB 26.5 billion over 2018. This was mainly due to the cash outflow from the changes of loans increased to RMB 13.2 billion, cash paid for dividends decrease the expenditure by RMB 21.8 billion, subsidiary companies allocated to non-controlling shareholders reduced expenses by RMB 6.3 billion, investments from non-controlling shareholders increased by RMB 2.0 billion, and repayment for lease liabilities increased by RMB 16.8 billion.

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

In respect of our cash flow situation of 2019, we further strengthened the centralized management of funds, strictly controlled the scale of monetary funds and interest-bearing debts, reduced capital precipitation, accelerated capital turnover, and maintained stable operating cash flow throughout the year.

In respect of our debts and borrowings in 2019, due to our stable cash flow, we decreased our debts to RMB 142.6 billion at the end of 2019 from RMB 154.7 billion from the beginning of 2019. Among which, our short-term debts increased by RMB 22.7 billion as compared to the beginning of 2019, representing an increase from 39.53% at the beginning of 2019 to 58.78% at the end of 2019 of the debts, primarily because RMB 35.6 billion long-term debts entering their last-year term were recognized as short-term debts and the decrease in financing for trading activities outside China. Our long-term debts decreased by RMB 34.7 billion from the beginning of 2019, representing a decrease from 60.47% at the beginning of 2019 to 41.22% at the end of 2019 of the debts, which was mainly due to RMB 35.6 billion long-term debts entering their last-year term and being recognized as short-term debts and the increase in project loans for our natural gas subsidiaries. Our short-term debts consist of revolving loans borrowed according to our business plan and operation needs and overdrawing agreements entered into on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2019.

	As of December 31, 2019
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
	(RMB in millions)
Contractual obligations(1)
Short-term debt	85,647	85,647	-	-	-
Long-term debt	74,004	1,168	18,892	20,641	33,303
Lease liabilities	367,711	16,488	15,676	45,008	290,539
Total contractual obligations	527,362	103,303	34,568	65,649	323,842

Other commercial commitments
Operating lease commitments	-	-	-	-	-
Capital commitments	202,055	137,440	63,359	1,256	-
Exploration and production licenses	1,309	302	103	59	845
Guarantees(2)	17,240	17,240	-	-	-
Total commercial commitments	220,604	154,982	63,462	1,315	845

(1)         Contractual obligations include the contractual obligations relating to interest payments.

(2)         Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2019, with respect to guarantees in relation to banking facilities granted to certain parties, we have not entered into any off-balance sheet arrangements. As of December 31, 2019, the maximum amount of potential future payments under the guarantees was RMB 17.2 billion. As of December 31, 2018, the maximum amount of potential future payments under the guarantees was RMB 24.4 billion. See Note 34 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2017, 2018 and 2019 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2017		2018		2019		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	31.34	31.54%	42.16	35.73%	61.74	41.97%	135.24	37.11%
Refining	21.07	21.21%	27.91	23.66%	31.37	21.33%	80.35	22.05%
Marketing and distribution	21.54	21.67%	21.43	18.16%	29.57	20.10%	72.54	19.90%
Chemicals	23.03	23.17%	19.58	16.59%	22.44	15.26%	65.05	17.85%
Corporate and others	2.40	2.41%	6.90	5.86%	1.97	1.34%	11.27	3.09%
Capital Expenditure	99.38	100.00%	117.98	100.00%	147.09	100.00%	364.45	100.00%

In 2019, focusing on quality and profitability of investment, we continuously optimized our investment projects. As a result, our capital expenditure amounted to RMB 147.1 billion, among which:

•                  Exploration and production. RMB 61.7 billion was mainly for Shengli and Northwest crude oil development projects, Fuling and Weirong shale gas projects, phase I of Xinqi gas pipeline, phase I of Erdos-Anping-Cangzhou gas pipeline, Qingdao-Nanjing gas pipeline, Wen 23 and Jintan gas storage projects, as well as overseas projects.

•                  Refining. RMB 31.4 billion was mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming and Luoyang refining upgrading projects.

•                  Marketing and distribution. RMB 29.6 billion was mainly for construction of service stations, oil products depots, pipelines and non-fuel business.

•                  Chemicals. RMB 22.4 billion was mainly for Zhongke, Zhenhai, Gulei and Hainan projects, ethylene revamping for Sinopec-SK and Sinopec-SABIC projects, phase II of Hainan high-efficiency and environment-friendly aromatics project, Sinopec-SABIC polycarbonate project and Zhongan coal chemical project.

•                  Corporate and others. RMB 2 billion was mainly for R&D facilities and information technology projects.

Preliminary capital expenditures for the year 2020 are budgeted at RMB 143.4 billion. We will dynamically optimize capital projects based on future market trends. Preliminarily, capital expenditures for the year are budgeted at RMB 143.4 billion, including:

•                  Exploration and production. The planned capital expenditure in 2020 for this segment is approximately RMB 61.1 billion, with focuses on the production capacity building of Shengli and Northwest crude oil development projects, Fuling and Weirong shale gas field, and the construction of natural gas pipelines and storage facilities as well as overseas oil and gas projects.

•                  Refining. The planned capital expenditure in 2020 for this segment is RMB 22.4 billion, mainly on the construction and commissioning of the Zhongke project, and structural adjustment projects of Zhenhai, Tianjin, Maoming, Luoyang.

•                  Marketing and distribution. The planned capital expenditure in 2020 for this segment is RMB 22.0 billion with emphasis on service stations, depots and storage facilities for refined oil products, pipelines and non-fuel business.

•                  Chemicals. The planned capital expenditure in 2020 for this segment is RMB 32.3 billion, mainly on the construction of Zhongke, Zhenhai and Gulei projects, ethylene revamping of Sinopec-SK and Sinopec-SABIC projects, Sinopec-SABIC polycarbonate project, Jiujiang aromatics project and Zhong An coal chemical project.

•                  Corporate and others. The planned capital expenditure in 2020 for this segment is RMB 5.6 billion, mainly for R&D facilities and information technology projects.

Research and Development

Our expenditures for research and development were RMB 11.5 billion in 2017, RMB 12.9 billion in 2018 and RMB 15.5 billion in 2019, among which, the research expenses were RMB 6.4 billion, RMB 8.0 billion and RMB 9.4 billion for each of the three years, respectively.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index (CPI) in the PRC increased by 2.9% in 2019 over 2018 (CPI increased by 2.1% in 2018) and increased by 5% over 2017.

E.    RECENT DEVELOPMENT

In 2020, despite the increasing instability and uncertainty of the international economic situation, and the inevitable impact on China’s economy by coronavirus outbreak in the short term, we expect the fundamentals sustaining sound economic growth in China remain unchanged. Domestic demand for energy and chemical products will be relatively weak in the first half, but the accumulated demand is expected to be released rapidly after outbreak. Considering oil-producing countries’ abundant supply capacity, global demand growth, inventory levels, and geopolitics, we expect that the international oil prices will fluctuate at a low level under existing circumstance.

Since the beginning of 2020, there has been a significant negative impact to the Company’s business and operation due to the coronavirus outbreak and the slump of crude oil price, which led to a drop in revenue and profit. As of the date of this report, the Company is in the progress of assessing such impact. The Company will adhere to the principles of “reform, management, innovation, and development,” focus on optimization of the entire business value chain, as well as market expansion, risk prevention, and seizing opportunities so as to do our best to reduce the above negative impact, and strive to achieve healthy business performance.

Under the low oil price circumstance, Exploration and Production segment will optimize projects implementation, enhance high-quality exploration, and reduce cost and expenditure to realize sustainable development; Refining and Marketing & Distribution segments will coordinate production and sales, optimize utilization rate and production scheduling, as well as promote efficient operation of the whole business chain; Chemicals segment will speed up advanced capacity building, continuously deepen structural adjustment, and improve competitiveness and profitability.

Due to the outbreak, the adjustment of the Company’s production plan for 2020 is currently underway. We will confirm the production plan according to the market trends in the future.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all our directors is three years, which will expire in May 2021.

Name	Age	Position with the Company
Zhang Yuzhuo	58	Chairman
Ma Yongsheng	58	Director, President
Yu Baocai	55	Director
Ling Yiqun	57	Director, Senior Vice President
Li Yong	56	Director
Tang Min	66	Independent Director
Fan Gang	66	Independent Director
Cai Hongbin	52	Independent Director
Ng, Kar Ling Johnny	59	Independent Director

Zhang Yuzhuo, aged 58. Chairman of the Board of Directors of Sinopec Corp. Mr. Zhang is Ph.D. in engineering, Research Fellow and Academician of the Chinese Academy of Engineering. Mr. Zhang is an alternate member of the nineteenth Central Committee of the Communist Party of China. In January 1997, he was appointed as Vice President of China Coal Research Institute. In February 1998, he temporarily served as Deputy General Manager of Yankuang Group Co. Ltd. In July 1998, he was appointed as Vice President of China Coal Research Institute, Director and Deputy General Manager of China Coal Technology Corporation. In March 1999, he served as President of China Coal Research Institute and Chairman of China Coal Technology Corporation. In June 1999, he was appointed as President and Deputy Secretary of CPC Committee of China Coal Research Institute, Chairman and Deputy Secretary of CPC Committee of China Coal Technology Corporation. In January 2002, he was appointed as Deputy General Manager of Shenhua Group Corporation Limited, and served concurrently as Chairman and General Manager of China Shenhua Coal Liquefaction Company Limited. In August 2003, he was appointed as Deputy General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Coal Liquefaction Company Limited. In December 2008, he was appointed as Director, General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited. In July 2009, he served concurrently as Vice Chairman of All-China Federation of Returned Overseas Chinese. In May 2014, he was appointed as Chairman and Secretary of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Energy Company Limited. In March 2017, he served as a member of the Standing Committee of the CPC Tianjin Municipal Committee and Secretary of the CPC Binhai New Area Committee. In July 2017, he served concurrently as Chairman of Sino-Singapore Tianjin Eco-City Investment & Development Co., Ltd. In May 2018, he served concurrently as Director of China (Tianjin) Pilot Free Trade Zone Administration. In January 2020, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation; in March 2020, he was appointed as the Chairman of the Board of Directors of Sinopec Corp.

Ma Yongsheng, aged 58, Director and President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Ma is the member of the thirteenth national committee of CPPCC. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in April 2019, he was appointed as director, president and vice Secretary of the Leading Party Member Group of China Petrochemical Corporation; in October 2018, he was appointed as President of Sinopec Corp. In February 2016, he was elected as Director of Sinopec Corp.

Yu Baocai, aged 55, Director of Sinopec Corp. Mr. Yu is a senior engineer and master in economics. In September 1999, Mr. Yu was appointed as the Deputy General Manager of Daqing Petrochemical Company; In December 2001, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; In September 2003, he was appointed as the General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; In June 2007, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and the General Manager of Lanzhou Petroleum & Chemical Company; He had been a member of the Leading Party Member Group and the Deputy General Manager of China National Petroleum Corporation since September 2008 and had been acting concurrently as director of Petrochina Company Limited since May 2011; Since June 2018, he has been a member of the Leading Party Member Group and the Vice President of China Petrochemical Corporation. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.

Ling Yiqun, aged 57, Director and Senior Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp.; in May 2012, he was appointed concurrently as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed concurrently as the President of Sinopec Qilu Company; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; Since April 2019, he has been a member of the Leading Party Member Group of China Petrochemical Corporation; in February 2018, he was appointed as Senior Vice President of Sinopec Corp. In May 2018, he was elected as Director of Sinopec Corp.

Li Yong, aged 56, Director of Sinopec Corp. Mr. Li is a senior engineer with a master degree. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of China National Offshore Oil Corporation (China) Limited; in October 2005, he was appointed as Executive Vice President of China Oilfield Services Limited; in April 2009, he was appointed as President of China Oilfield Services Limited; in September 2010, he was appointed as Chief Executive Officer and President of China Oilfield Services Limited; in July 2012, he was appointed as the Chief Executive Officer, President and Secretary of CPC Committee of China Oilfield Services Limited; in June 2016, he was appointed as Assistant President of China National Offshore Oil Corporation and Executive Vice President of China National Offshore Oil Corporation Limited, as well as Chief Director (General Manager) and Secretary of CPC Committee of China National Offshore Oil Corporation Bohai Petroleum Administration Bureau (China National Offshore Oil Corporation (China) Limited Tianjin Branch); in March 2017, he was appointed as Vice President of China Petrochemical Corporation, and since July 2017, he concurrently served as Vice Chairman of the Board of Directors, President and Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation, as well as Chairman of Board of Directors and President of Sinopec International Petroleum Exploration and Production Limited. In May 2018, he was elected as Director of Sinopec Corp.

Tang Min, aged 66, Independent Director of Sinopec Corp. Mr. Tang has a Ph.D. in economics. He presently acts as Counsellor of the State Council of the PRC and Executive Vice Chairman of YouChange China Social Entrepreneur Foundation, Independent Director of Baoshang Bank Co., Ltd, and Independent Director of China Minmetals Development Co., Ltd. He was an economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; Deputy Representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and Deputy Secretary-General of the China Development Research Foundation between 2007 and 2010. In May 2015, he acted as Independent Director of Sinopec Corp.

Fan Gang, aged 66, Independent Director of Sinopec Corp. Mr. Fan has a Ph.D. in economics. He presently acts as Vice President of China Society of Economic Reform, Head of the National Economic Research Institution of China Reform Foundation, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to work for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal between 1992 and 1993 and as Deputy Head of the Institute of Economics of Chinese Academy of Social Sciences between 1994 and 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, and between 2015 and 2018, he served as a member of the Monetary Policy Committee of the People’s Bank of China. Mr. Fan is recognized as one of the National Young and Middle-Aged Experts with Outstanding Contributions. In May 2015, he acted as Independent Director of Sinopec Corp.

Cai Hongbin, aged 52, Independent Director of Sinopec Corp. Mr. Cai is dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at University of California, Los Angeles; since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as the dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Professor Cai Hongbin is a member of the 12th National People’s Congress and a member of Beijing Municipal Committee of Chinese People’s Political Consultative Conference, serving as member of the eleventh Central Committee of China Democratic League, deputy Chairman of Beijing Municipal Committee of China Democratic League, and a special auditor of the National Audit Office. Mr. Cai once served as external director of China Petrochemical Corporation, independent directors of China Unicom and China Everbright Bank, etc. Mr. Cai currently serves as independent director of CCB International (Holdings) Ltd., Rightway Holdings Co., Ltd. and PingAn Bank Co., Ltd., In May 2018, Mr. Cai acted as Independent Director of Sinopec Corp.

Ng, Kar Ling Johnny, aged 59, Independent Director of Sinopec Corp. Mr. Ng currently is a practicing certified public accountant in Hong Kong, a practicing auditor and certified public accountant in Macau, a fellow member of the Hong Kong Institute of Certified Public Accountants (FCPA), a fellow member of the Association of Chartered Certified Accountant (FCCA), and a Senior member of the Institute of Chartered Accountants in England and Wales (FCA). Mr. Ng obtained a Bachelor’s degree and a Master’s degree in Business Administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and the Vice Chairman of KPMG (China) from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director and of China Vanke Co., Ltd. and Fangdd Network Group Ltd. In May 2018, Mr. Ng acted as Independent Director of Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term of our supervisors is three years, which will expire in May 2021.

Name	Age	Position with the Company
Zhao Dong	49	Chairman
Jiang Zhenying	55	Supervisor
Yang Changjiang	59	Supervisor
Zhang Baolong	60	Supervisor
Zou Huiping	59	Supervisor
Yu Xizhi	57	Employee Representative Supervisor
Zhou Hengyou	56	Employee Representative Supervisor
Yu Renming	56	Employee Representative Supervisor

Zhao Dong, aged 49, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhao is a professor-level senior accountant with a doctor’s degree. In July 2002, he was appointed as chief accountant and general manager of financial assets department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as deputy chief accountant and executive deputy director of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as deputy chief accountant and general manager of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation and chief financial officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as vice general manager of CNPC Nile Company and in August 2013, he was appointed as general manager of CNPC Nile Company; in November 2015, he was appointed as chief financial officer of PetroChina Company Limited. He has been a member of the Leading Party Member Group and chief accountant of China Petrochemical Corporation since November 2016; in June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Jiang Zhenying, aged 55, Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation and Since December 2018, he was appointed as Director of Audit Bureau of China Petrochemical Corporation, and Director of Audit Department of Sinopec Corp.; Since December 2019, he was appointed as president of Audit Bureau of Sinopec Corp. and the Director of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; since December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp. In May 2018, he was elected as Supervisor of Sinopec Corp.

Yang Changjiang, aged 59, Supervisor of Sinopec Corp. Mr. Yang is a professor-level senior administration engineer with a Master’s degree. In October 2007, he was appointed as a standing committee member of CPC Committee of Shengli Petroleum Administration Bureau; in April 2009, he was appointed as Deputy Secretary of CPC Committee and Secretary of Discipline Inspection Committee of Shengli Petroleum Administration Bureau, as well as a standing committee member of CPC Committee of Dongying City, Shandong Province; in December 2012, he was appointed as Secretary of CPC Committee and Deputy Director of Southwest Petroleum Bureau, Deputy General Manager of Sinopec Southwest Oil & Gas Company and a member of the Coordination Committee of Sinopec Southwest Petroleum Bureau, Sinopec Southwest Oil & Gas Company and Sinopec Southern Exploration Company; in December 2016, he was appointed as Secretary of CPC Committee and Deputy Director General of Shengli Petroleum Administration Bureau, and Deputy General Manager of Shengli Oilfield Company; in October 2017, he was appointed as Secretary of CPC Committee and Deputy General Manager of Shengli Petroleum Administration Bureau Co., Ltd., and Deputy General Manager of Sinopec Shengli Oilfield Company. In March 2018, he has served as Director General of Party Affairs and Employee Relations Department (Leading Party Member Group Office), Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation, Deputy Director General of Working Committee of Trade Union, and Deputy Director of the Youth Working Committee of China Petrochemical Corporation. In December 2019, he has served as Director General of Party Affairs and Employee Relations Department, Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation, Deputy Director General of Working Committee of Trade Union, and Deputy Director of the Youth Working Committee of China Petrochemical Corporation. In May 2018, he was elected as Supervisor of Sinopec Corp.

Zhang Baolong, aged 60, Supervisor of Sinopec Corp. Mr. Zhang is a professor-level senior economist with a Master degree. In July 1995, he served as General Manager of Hong Kong Century Bright Capital Investment Limited; in August 1996, he served as Deputy General Manager of Sinopec Finance Co., Ltd.; in December 2001, he was appointed as Deputy General Manager and Chief Accountant of China International United Petroleum & Chemicals Co., Ltd.; in August 2004, he was appointed concurrently as Secretary of Disciplinary Inspection Committee of China International United Petroleum & Chemicals Co., Ltd.; since March 2006, he has served as General Manager and Secretary of CPC Committee of Sinopec Finance Co., Ltd. In June 2018, he was appointed as Deputy Director of Department of Capital Management and Financial Services of China Petrochemical Corporation. In December 2019, he was appointed as Vice President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2018, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 59, Supervisor of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp and Director General of China Petrochemical Corporation Audit Bureau. In September 2018, he was appointed as Chief Representative of Sinopec Corp. Hong Kong Office. In May 2006, he was elected as Supervisor of Sinopec Corp.

Yu Xizhi, aged 57, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yu is a professor-level senior engineer with a Ph.D. in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrent General Manager of Fertilizer Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company. In January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he served an interim position at the Standing Committee of the CPC Anqing Municipal Committee. In July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. Since April 2017, Mr. Yu has been Director General of Human Resources Department of Sinopec Corp. Since December 2019, he was appointed as president of human resource department of Sinopec Corp. and the Director General of organization department of China Petrochemical Corporation. In January 2020, he was elected as Employee’s Representative Supervisor of China Petrochemical Corporation. In June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Zhou Hengyou, aged 56, Employee’s Representative Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior administration engineer and with a master degree. In December 1998, Mr. Zhou was appointed as a standing committee member of CPC Committee and Vice Chairman of Trade Union of Jiangsu Petroleum Exploration Bureau; in February 1999, he was appointed as a standing committee member of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, he was appointed as Deputy Secretary of CPC Committee and Secretary of CPC Disciplinary Inspection Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, he was appointed as Secretary of CPC Committee of Jiangsu Petroleum Exploration Bureau; in March 2011, he was appointed as Director General and Secretary of CPC Committee of China Petrochemical News. In March 2015, he was appointed as Director General of the General Office of China Petrochemical Corporation, Director General of Policy Research Department of the General Office of China Petrochemical Corporation and Director General of President’s office of Sinopec Corp. In August 2015, he was appointed as Director General of Board of Directors Office under China Petrochemical Corporation; Since December 2019, he was appointed as the director of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation. In January 2020, he was appointed as Secretary of the board of directors of China Petrochemical Corporation. In May 2015, he was elected as Supervisor of Sinopec Corp. In May 2018, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 56, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yu is a professor level senior engineer with a university diploma. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; in December 2017, he was appointed as the Director General of Refining Department of Sinopec Corp.; Since December 2019, he was elected as Chairman of Board of Directors and Secretary of CPC committee of Sinopec Engineering(Group) Co., Ltd.; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Liu Hongbin	57	Senior Vice President
Lei Dianwu	57	Senior Vice President
Chen Ge	57	Senior Vice President
Shou Donghua	50	CFO
Zhao Rifeng	57	Vice President
Huang Wensheng	53	Vice President/Secretary to the Board of Directors

Liu Hongbin, aged 57, Senior Vice President of Sinopec Corp. Mr. Liu is a senior engineer with a bachelor degree. In June 1995, he was appointed as the chief engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as the deputy general manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as the commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as the general manager of the Planning Department of PetroChina Company Limited (“PetroChina”); in September 2005, he served as the director of the Planning Department of China National Petroleum Corporation (“CNPC”); in June 2007, he was appointed as the Vice President of PetroChina, and in November 2007, he served concurrently as the general manager and Secretary of CPC Committee of the Marketing Branch of PetroChina; in June 2009, he served concurrently as the general manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina; in July 2013, he was appointed as Member of the Leading Party Member Group and the deputy general manager of CNPC and in August 2013, he served concurrently as an executive director and general manager of Daqing Oilfield Company Limited, director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as a director of PetroChina; in November 2019, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in March 2020, he was concurrently appointed as the Senior Vice President of Sinopec Corp.

Lei Dianwu, aged 57, Senior Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd. in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd. in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in May 2009, he was appointed as Vice President of Sinopec Corp.; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation; in June 2018, he was appointed concurrently as Director General of International Cooperation Department of Sinopec Corp. In October 2018, he was appointed as Senior Vice President of Sinopec Corp.

Chen Ge, aged 57, Senior Vice President of Sinopec Corp. Mr. Chen is a senior economist with a master degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp. In December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp. In April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp. From April 2005 to August 2013, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp. In July 2010, he was appointed as Assistant to President of China Petrochemical Corporation. From December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People’s Government and a member of the Leading Party Member Group of Guizhou Provincial General Office. In November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation. In December 2017, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp. In October 2018, he was appointed as Senior Vice President of Sinopec Corp.

Shou Donghua, aged 50, Chief Financial Officer of Sinopec Corp. Ms. Shou is a professor level senior accountant with a MBA degree. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited.; in January 2020, she was appointed as Chief Financial Officer of Sinopec Corp.

Zhao Rifeng, aged 57, Vice President of Sinopec Corp. Mr. Zhao is a Professor level Senior Engineer with a master degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; and in December 2017, he was appointed as the Director General of the Marketing Department of China Petrochemical Corporation and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In December 2019, he was appointed as the president of the Marketing Department of China Petrochemical Corporation and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 53, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; In May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; In June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of China Petrochemical Corporation. Since July 2018, he was appointed concurrently as Chairman, and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; In December 2019, he was appointed as President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2014, he was appointed as Vice President of Sinopec Corp.

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

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who received compensation from us in 2019.

Name	Position with the Company	Remuneration paid by the Company in 2019
		(RMB in thousands before tax)
Directors
Zhang Yuzhuo(1)	Chairman	-
Ma Yongsheng	Director, President	1,563.0
Yu Baocai	Director	-
Ling Yiqun	Director, Senior Vice President	-
Li Yong	Director	-
Tang Min	Independent Director	350.0
Fan Gang	Independent Director	350.0
Cai Hongbin	Independent Director	350.0
Ng, Kar Ling Johnny	Independent Director	350.0
Dai Houliang(2)	Former Chairman	-
Li Yunpeng(3)	Former Director	-
Liu Zhongyun(4)	Former Director and Senior Vice President	-

Supervisors
Zhao Dong	Chairman of the Board of Supervisors	-
Jiang Zhenying	Supervisor	1,321.6
Yang Changjiang	Supervisor	-
Zhang Baolong	Supervisor	-
Zou Huiping	Supervisor	1,445.7
Yu Xizhi	Employee Representative Supervisor	1,337.4
Zhou Hengyou	Employee Representative Supervisor	1,330.6
Yu Renming	Employee Representative Supervisor	1,346.5

Other Executive officers
Liu Hongbin(5)	Senior Vice President	-
Lei Dianwu	Senior Vice President	1,592.8
Chen Ge	Senior Vice President	1,600.4
Shou Donghua(6)	CFO	-
Zhao Rifeng	Vice President	1,457.5
Huang Wensheng	Vice President/Secretary to the Board of Directors	1,497.3
Wang Dehua(7)	Former CFO	1,487.0

Note:                  (1) Mr. Zhang Yuzhuo was appointed on March 25, 2020.

(2) Mr. Dai Houliang resigned on January 19, 2020.

(3) Mr. Li Yunpeng resigned on March 24, 2020.

(4) Mr. Liu Zhongyun resigned on December 9, 2019.

(5) Mr. Liu Hongbin was appointed on March 25, 2020.

(6) Ms. Shou Donghua was appointed on January 13, 2020.

(7) Mr. Wang Dehua resigned on December 9, 2019.

C.                                    BOARD PRACTICE

We have nine directors. We have five special board committees, namely, the strategic committee, the audit committee, the remuneration and evaluation committee, the nominating committee and social responsibility management committee. All members of the audit committee and the majority of the members of the remuneration and evaluation committee and the nominating committee are independent directors. In addition, there is at least one independent director who is a financial expert in the audit committee.

The main responsibilities of the strategy committee are to conduct research and put forward proposals on the long-term development strategy and significant investments.

The members of our strategy committee are Zhang Yuzhuo, Ma Yongsheng, Ling Yiqun, Fan Gang and Cai Hongbin.

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

The members of our remuneration committee are Fan Gang, Ma Yongsheng and Ng, Kar Ling Johnny.

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

The members of nominating committee are Zhang Yuzhuo, Tang Min and Ng, Kar Ling Johnny.

The main responsibilities of the social responsibility management committee are to research on the policy, governance, strategy and planning for the Company’s social responsibility and put forward proposals to the Board.

The members of social responsibility management committee are Zhang Yuzhuo, Tang Min and Fan Gang.

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

Our board of supervisors currently consists of eight supervisors including three employee representative supervisors. In 2019, some of the supervisors attended the Company’s shareholders’ meetings and presented at the Company’s board meetings, and made assessment on the work of the Board. The supervisors went to the Company’s subsidiaries for research, made suggestions to improve management of the Company.

D.                                    EMPLOYEES

As of December 31, 2017, 2018 and 2019, we had approximately 446,225, 423,543 and 402,206 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2019.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and production	136,980	34
Refining	65,268	16
Marketing and distribution	131,039	33
Chemicals	57,444	14
Research and Development	5,874	2
Corporate and other	5,601	1
Total	402,206	100

By Employee’s Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	146,610	36
Technical	82,341	21
Sales	119,092	30
Finance	8,937	2
Administration	32,176	8
Others	13,050	3
Total	402,206	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master’s degree and above	18,123	5
University	107,740	27
Junior college	89,642	22
Technical secondary school	33,405	8
Senior high school and technical school degree or below	153,296	38
Total	402,206	100

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

E.                                    SHARE OWNERSHIP

As of December 31, 2019, except our director and senior vice president Ling Yiqun who holds 13,000 shares of our A shares, none of our directors, supervisors and executive officers beneficially own any of our shares.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 3, 2020.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company(1)	83,262	68.77

(1)         Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of Sinopec Group Company) under HKSCC Nominees Limited.

As of April 3, 2020, 1,265,991,700 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 3, 2020, 12,659,917 ADSs, representing 1,265,991,700 H shares, were held of record by Cede & Co. and 29 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

B.                                    RELATED PARTY TRANSACTIONS

Sinopec Group Company owned 68.77% of our outstanding equity as of April 3, 2020. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

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

In 2019, our related connected transactions occurred in accordance with the abovementioned Continuing Connected Transaction agreements amounted to RMB 447.608 billion, among which, our purchase amounted to RMB 286.769 billion, accounting for 9.5% of the amount of similar transactions, including products and services (purchasing, storage and transportation, exploration and development services, and production-related services) of RMB 270.499 billion, auxiliary and community service of RMB 3.097 billion, house rental payment of RMB 509 million, land rental payment of RMB 11.330 billion, and the interest expense of RMB 1.334 billion. The amount of our sales was RMB 160.839 billion, accounting for 5.2% of the transaction amount of similar transactions, including sales of goods of RMB 159.681 billion, agency commission income of RMB 92 million and interest income of RMB 1.066 billion.

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

At the twelfth meeting of the seventh session of our board, our board approved the proposal to distribute a final cash dividend of RMB 0.19 (including tax) per share, combining with an interim distributed dividend of RMB 0.12 (including tax) per share, the total dividend for 2019 is RMB 0.31 (including tax) per share. The proposal is subject to the shareholder’s approval at the annual general meeting.

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

In 2019, we amended the articles of association.

The following is a summary of certain provisions of our articles of association and its appendices, as amended, the Company Law of the PRC (2018) and certain other applicable laws and regulations of the PRC. You and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations for further information.

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 100000000032985. Article 13 of our articles of association provides that our scope of businesses includes, among other things, the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents´ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility; leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labor required for the aforementioned overseas projects; railway transportation; coastal engineering auxiliary operations, port operations, oil spill response, safety guard, ship pollution removal operations; professional technical service industry quality inspection technical services, environmental and ecological monitoring and testing services; edible salt production, wholesale, retail; shale gas, coalbed methane, shale oil, combustible ice, uranium and other resources exploration, development, storage and transportation, pipeline transportation, sales; natural gas power generation, power supply; power installation and maintenance, power technology development and services.

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

•                  acting separately or in concert with others, holds 30% or more of our issued and outstanding shares; or

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

Taxation of Dividends

Individual Investors

According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who has no domicile and does not stay in the territory of China or who has no domicile but has stayed in the territory of China for less than 183 days, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced or exempted by an applicable tax treaties.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (PFIC), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally based on the average quarterly value of our assets during the taxable year)  produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2019 and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our H shares or ADSs (which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

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

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a US Holder may continue to be subject to the PFIC rules with respect to such US Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

ITEM 11.                                         QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in oil and gas prices, exchange rates and interest rates. Please also refer to Note 40 to the consolidated financial statements included elsewhere in this annual report for a detailed discussion of other market risks that we have exposure to.

Commodity Price Risk

We engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on us. We uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of such risk.

As of December 31, 2019, we had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As of December 31, 2019, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 788 million (2018: RMB 7,844 million) and derivative financial liabilities of RMB 2,728 million (2018: RMB 13,568 million).

As of December 31, 2019, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease our net income for the year by approximately RMB 3,134 million (2018: decrease/increase RMB 197 million), and decrease/increase our other comprehensive income by approximately RMB 4,289 million (2018: increase/decrease RMB 6,850 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to our derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2018.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2018 and 2019. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2018 and 2019. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

	As of December 31, 2019
	Expected Maturity Date						Total carrying	Fair
	2020	2021	2022	2023	2024	Thereafter	amount	Value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	15,962	-	-	-	-	-	15,962	15,962
In HK Dollar	28	-	-	-	-	-	28	28
In Japanese Yen	30	-	-	-	-	-	30	30
In Euro	114	-	-	-	-	-	114	114
Others	96	-	-	-	-	-	96	96
Time deposits with financial institutions
In US Dollar	15,074	-	-	-	-	-	15,074	15,074
Liabilities
Debts in US Dollar
Fixed rate	930	26	13	8,695	1	3,472	13,137	13,441
Average interest rate	2.47%	1.66%	1.76%	2.69%	4.46%	1.41%
Variable rate	1,421	-	-	-	-	-	1,421	1,421
Average interest rate(1)	3.24%	-	-	-	-	-
Debts in HK Dollar
Fixed rate	469	-	-	-	-	-	469	469
Average interest rate	3.84%	-	-	-	-	-
Variable rate	26	-	-	-	-	-	26	26
Average interest rate(1)	4.35%	-	-	-	-	-
Debts in Euro
Fixed rate	25	-	-	-	-	-	25	25
Average interest rate	0.8%	-	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-

(1)         The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2019.

	As of December 31, 2018
	Expected Maturity Date						Total carrying	Fair
	2019	2020	2021	2022	2023	Thereafter	amount	Value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	13,896	-	-	-	-	-	13,896	13,896
In HK Dollar	38	-	-	-	-	-	38	38
In Japanese Yen	20	-	-	-	-	-	20	20
In Euro	45	-	-	-	-	-	45	45
Others	80	-	-	-	-	-	80	80
Time deposits with financial institutions
In US Dollar	25,658	-	-	-	-	-	25,658	25,658
Liabilities
Debts in US Dollar
Fixed rate	7,029	25	25	13	8,547	3,416	19,055	18,418
Average interest rate	2.90%	1.64%	1.69%	1.73%	0.99%	1.42%
Variable rate	19,672	-	-	-	-	-	19,672	19,672
Average interest rate(1)	3.03%	-	-	-	-	-
Debts in HK Dollar
Fixed rate	1,419	-	-	-	-	-	1,419	1,419
Average interest rate	3.75%	-	-	-	-	-
Variable rate	22	-	-	-	-	-	22	22
Average interest rate(1)	1.83%	-	-	-	-	-
Debts in Euro
Fixed rate	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-
Variable rate	22	-	-	-	-	-	22	22
Average interest rate(1)	0.80%	-	-	-	-	-

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2018 and 2019.

	As of December 31, 2019
	Expected Maturity Date						Total carrying
	2020	2021	2022	2023	2024	There-after	amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	44,083	-	-	-	-	-	44,083	44,083
In US Dollar	15,962	-	-	-	-	-	15,962	15,962
In HK Dollar	28	-	-	-	-	-	28	28
In Japanese Yen	30	-	-	-	-	-	30	30
In Euro	114	-	-	-	-	-	114	114
Others	96	-	-	-	-	-	96	96
Time deposits with financial institutions
In RMB	52,540	-	-	-	-	-	52,540	52,540
In US Dollar	15,074	-	-	-	-	-	15,074	15,074
Liabilities
Debts in RMB
Fixed rate	59,462	715	7,714	2,587	3,544	7,998	82,020	81,037
Average interest rate	1.64%	1.40%	2.02%	1.58%	1.50%	3.93%
Variable rate	21,476	4,349	2,078	1,722	1,463	14,406	45,494	45,494
Average interest rate(1)	3.05%	3.22%	3.71%	4.07%	3.96%	4.46%
Debts in US Dollar
Fixed rate	930	26	13	8,695	1	3,472	13,137	13,441
Average interest rate	2.47%	1.66%	1.76%	2.69%	4.46%	1.41%
Variable rate	1,421	-	-	-	-	-	1,421	1,421
Average interest rate(1)	3.24%	-	-	-	-	-
Debts in HK Dollar
Fixed rate	469	-	-	-	-	-	469	469
Average interest rate	3.84%	-	-	-	-	-
Variable rate	26	-	-	-	-	-	26	26
Average interest rate(1)	4.35%	-	-	-	-	-
Debts in Euro
Fixed rate	25	-	-	-	-	-	25	25
Average interest rate	0.8%	-	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-

(1)         The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2019.

(2)         Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

	As of December 31, 2018
	Expected Maturity Date						Total carrying
	2019	2020	2021	2022	2023	There-after	amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	97,843	-	-	-	-	-	97,843	97,843
In US Dollar	13,896	-	-	-	-	-	13,896	13,896
In HK Dollar	38	-	-	-	-	-	38	38
In Japanese Yen	20	-	-	-	-	-	20	20
In Euro	45	-	-	-	-	-	45	45
Others	80	-	-	-	-	-	80	80
Time deposits with financial institutions
In RMB	29,435	-	-	-	-	-	29,435	29,435
In US Dollar	25,658	-	-	-	-	-	25,658	25,658
Liabilities
Debts in RMB
Fixed rate	14,670	50,790	1,420	7,517	2,072	1,146	77,615	77,328
Average interest rate	3.45%	0.67%	2.46%	2.01%	1.16%	1.92%
Variable rate	18,292	2,189	3,942	2,250	1,759	8,417	36,849	36,849
Average interest rate(1)	3.97%	3.70%	3.27%	3.78%	4.09%	4.50%
Debts in US Dollar
Fixed rate	7,029	25	25	13	8,547	3,416	19,055	18,418
Average interest rate	2.90%	1.64%	1.69%	1.73%	0.99%	1.42%
Variable rate	19,672	-	-	-	-	-	19,672	19,672
Average interest rate(1)	3.03%	-	-	-	-	-
Debts in HK Dollar	-	-	-	-	-
Fixed rate	1,419	-	-	-	-	-	1,419	1,419
Average interest rate	3.75%	-	-	-	-	-
Variable rate	22	-	-	-	-	-	22	22
Average interest rate(1)	1.83%	-	-	-	-	-
Debts in Euro
Fixed rate	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-
Variable rate	22	-	-	-	-	-	22	22
Average interest rate(1)	0.80%	-	-	-	-	-

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

Depositary Payments for the Year 2019

In 2019, Citibank, N.A., the Depositary for our ADR program, provided reimbursement net of applicable withholding taxes for our expenses related to the listing and investor’ relations activities as follows:

•                  reimbursement of application fees: US$ 84,850.54

•                  reimbursement of data infrastructure fees: US$ 88,432.26

•                  reimbursement of proxy procedure fees: US$ 79,606.45

•                  reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency): US$ 215,333.70

•                  the accounting committee and accounting standard committee of public company: US$ 27,357.41

•                  Total: US$ 495,580.36

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.                                    MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.                                    USE OF PROCEEDS

Not applicable.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (Exchange Act), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2019 (Evaluation Date), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2019. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019 based on these criteria.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                                         RESERVED

[Reserved]

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Ng, Kar Ling Johnny qualifies as an audit committee financial expert in accordance with the terms of Item 16A. of Form 20-F. Mr. Ng was appointed as an independent non-executive director and a manager of the audit committee of the seventh board of our company in 2018. For Mr. Ng’s biographical information, see “Item 6 Directors, Senior Management and Employees—A. Directors, Supervisors and Senior Management.”

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2018 and 2019.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2018	RMB 93.52 million	—	—	RMB 8.97 million
2019	RMB 69.77 million	—	—	RMB 5.71 million

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

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.                                         FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                                         FINANCIAL STATEMENTS

See consolidated financial statements included in this annual report following Item 19.

ITEM 19.                                         EXHIBITS

1*	Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on May 9, 2019.

2.1*	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

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

4.15.4	Continuing Connected Transactions Fifth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2018 (English translation).

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

Date:  April 10, 2020

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Petroleum & Chemical Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities

As described in Note 8, Notes 16 and 43 to the consolidated financial statements, the Company’s consolidated property, plant and equipment balance was RMB 622,409 million at December 31, 2019. Management identified possible indications of impairment from external and internal sources of information, and considered low crude oil prices gave rise to possible indication that the carrying amount of property, plant and equipment relating to oil and gas producing activities as at December 31, 2019 might be impaired. Management conducted impairment tests and adopts value in use as the respective recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which involved key estimations or assumptions including future crude oil prices, future production profiles, future cost profiles and discount rates.

The principal considerations for our determination that performing procedures relating to recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities is a critical audit matter are there were significant judgements by management in determining their respective recoverable amounts of property, plant and equipment using value in use. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in evaluating management’s significant assumptions including future crude oil prices, future production profiles, future cost profiles and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating and testing the effectiveness of key controls in respect of the preparation of the discounted cash flow projections of property, plant and equipment relating to oil and gas producing activities. These procedures also included, among others, testing management’s process for determining the recoverable amount of property, plant and equipment relating to oil and gas producing activities, evaluating the appropriateness of the methodology adopted in the discounted cash flow projections, testing the completeness, accuracy, and relevance of underlying data used in the discounted cash flow projections, evaluating the reasonableness of key estimates  and  significant assumptions used by management in developing the discounted cash flow projections including future crude oil prices, future production profiles, future cost profiles and discount rates, and testing the mathematical accuracy of the discounted cash flow projections. Evaluating the significant assumptions relating to the key estimates in discounted cash flow projections also involved (i) comparing the estimates of  future production profiles against the oil and gas reserve estimation report approved by the management; (ii) comparing the estimates of future crude oil prices adopted by the management against a range of published crude oil price forecasts; (iii) evaluating the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves; (iv) evaluating key estimates or assumptions used in the reserve estimation against historical data, management plans and/or relevant external data in the market; (v) comparing the future cost profiles against historical costs and relevant budgets; (vi) using professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates; and (vii) evaluating the sensitivity analysis prepared by the management and assessing the potential impacts of a range of possible outcomes.

/s/ PricewaterhouseCoopers Zhong Tian LLP
PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 27, 2020

We have served as the Company’s auditor since 2013.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in million, except per share data)

		Years ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB
Operating revenues
Sales of goods	3	2,300,470	2,825,613	2,900,488
Other operating revenues	4	59,723	65,566	65,705
		2,360,193	2,891,179	2,966,193

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,770,651)	(2,292,983)	(2,380,907)
Selling, general and administrative expenses	5	(64,973)	(65,642)	(55,313)
Depreciation, depletion and amortization		(115,310)	(109,967)	(108,812)
Exploration expenses, including dry holes		(11,089)	(10,744)	(10,510)
Personnel expenses	6	(74,854)	(77,721)	(81,482)
Taxes other than income tax	7	(235,292)	(246,498)	(242,535)
Other operating expense, net	8	(16,554)	(5,360)	(436)
Total operating expenses		(2,288,723)	(2,808,915)	(2,879,995)
Operating income		71,470	82,264	86,198

Finance costs
Interest expense	9	(7,146)	(7,321)	(17,003)
Interest income		5,254	7,726	7,206
Foreign currency exchange gain/(loss), net		332	596	(170)
Net finance costs		(1,560)	1,001	(9,967)
Investment income		262	1,871	919
Share of profits less losses from associates and joint ventures	22,23	16,525	13,974	12,777
Earnings before income tax		86,697	99,110	89,927
Income tax expense	10	(16,279)	(20,213)	(17,894)
Net income		70,418	78,897	72,033

Attributable to:
Owners of the Company		51,244	61,618	57,465
Non-controlling interests		19,174	17,279	14,568
Net income		70,418	78,897	72,033

Earnings per share:
Basic	12	0.42	0.51	0.48
Diluted	12	0.42	0.51	0.48

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in million)

		Years ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB

Net income		70,418	78,897	72,033

Other comprehensive income:	11
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		—	(53)	(31)
Total items that may not be reclassified subsequently to profit or loss		—	(53)	(31)
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive income/(loss) of associates and joint ventures		1,053	(229)	(810)
Available-for-sale securities		(57)	—	—
Cash flow hedges		(1,580)	(9,741)	4,941
Foreign currency translation differences		(3,792)	3,399	1,480
Total items that may be reclassified subsequently to profit or loss		(4,376)	(6,571)	5,611
Total other comprehensive income		(4,376)	(6,624)	5,580

Total comprehensive income for the year		66,042	72,273	77,613

Attributable to:
Owners of the Company		47,763	54,000	62,880
Non-controlling interests		18,279	18,273	14,733
Total comprehensive income for the year		66,042	72,273	77,613

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in million)

		December 31,
	Notes	2018	2019
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		111,922	60,313
Time deposits with financial institutions		55,093	67,614
Financial assets at fair value through profit or loss	13	25,732	3,319
Derivative financial assets	14	7,887	837
Trade accounts receivable and bills receivable	15	64,879	54,865
Financial assets at fair value through other comprehensive income	24	-	8,622
Inventories	16	184,584	192,442
Prepaid expenses and other current assets	17	54,023	57,844
Total current assets		504,120	445,856
Non-current assets
Property, plant and equipment, net	18	617,762	622,409
Construction in progress	19	136,963	173,482
Right-of-use assets	20	—	267,860
Goodwill	21	8,676	8,697
Interest in associates	22	89,537	95,737
Interest in joint ventures	23	56,184	56,467
Financial assets at fair value through other comprehensive income	24	1,450	1,521
Deferred tax assets	25	21,694	17,616
Lease prepayments		64,514	—
Long-term prepayments and other assets	26	91,408	65,426
Total non-current assets		1,088,188	1,309,215
Total assets		1,592,308	1,755,071
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	27	29,462	40,521
Loans from Sinopec Group Company and fellow subsidiaries	27	31,665	43,289
Lease liabilities	28, 1(a)	—	15,198
Derivative financial liabilities	14	13,571	2,729
Trade accounts payable and bills payable	29	192,757	199,792
Contract liabilities	30	124,793	126,735
Other payables	31	166,151	144,846
Income tax payable		6,699	3,264
Total current liabilities		565,098	576,374
Non-current liabilities
Long-term debts	27	51,011	49,156
Loans from Sinopec Group Company and fellow subsidiaries	27	42,516	9,626
Lease liabilities	28, 1(a)	—	177,674
Deferred tax liabilities	25	5,948	6,809
Provisions	32	42,800	43,163
Other long-term liabilities		28,400	16,434
Total non-current liabilities		170,675	302,862
Total liabilities		735,773	879,236
Equity
Share capital	33	121,071	121,071
Reserves	44	596,213	617,079
Total equity attributable to owners of the Company		717,284	738,150
Non-controlling interests		139,251	137,685
Total equity		856,535	875,835
Total liabilities and equity		1,592,308	1,755,071

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2017	121,071	26,290	55,850	79,640	117,000	424	310,719	710,994	120,241	831,235
Net income	-	-	-	-	-	-	51,244	51,244	19,174	70,418
Other comprehensive income (Note 11)	-	-	-	-	-	(3,481)	-	(3,481)	(895)	(4,376)
Total comprehensive income for the year	-	-	-	-	-	(3,481)	51,244	47,763	18,279	66,042
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2016	-	-	-	-	-	-	(20,582)	(20,582)	-	(20,582)
Interim dividend for 2017	-	-	-	-	-	-	(12,107)	(12,107)	-	(12,107)
Appropriation (Note 44 (c))	-	-	-	3,042	-	-	(3,042)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(12,501)	(12,501)
Total contributions by and distributions to owners	-	-	-	3,042	-	-	(35,731)	(32,689)	(12,501)	(45,190)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests	-	(13)	-	-	-	-	-	(13)	724	711
Total changes in ownership interests in subsidiaries that do not result in a loss of control	-	(13)	-	-	-	-	-	(13)	724	711
Total transactions with owners	-	(13)	-	3,042	-	-	(35,731)	(32,702)	(11,777)	(44,479)
Others	-	49	-	-	-	123	(107)	65	27	92
Balance as of December 31, 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890
Change in accounting policy	-	-	-	-	-	(12)	12	-	-	-
Balance as of January 1, 2018	121,071	26,326	55,850	82,682	117,000	(2,946)	326,137	726,120	126,770	852,890
Net income	-	-	-	-	-	-	61,618	61,618	17,279	78,897
Other comprehensive income (Note 11)	-	-	-	-	-	(7,618)	-	(7,618)	994	(6,624)
Total comprehensive income for the year	-	-	-	-	-	(7,618)	61,618	54,000	18,273	72,273
Amounts transferred to initial carrying amount of hedged items	-	-	-	-	-	5,269	-	5,269	-	5,269
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2017	-	-	-	-	-	-	(48,428)	(48,428)	-	(48,428)
Interim dividend for 2018	-	-	-	-	-	-	(19,371)	(19,371)	-	(19,371)
Appropriation (Note 44 (c))	-	-	-	3,996	-	-	(3,996)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(7,476)	(7,476)
Contributions to subsidiaries from non-controlling interests	-	-	-	-	-	-	-	-	2,060	2,060
Total contributions by and distributions to owners	-	-	-	3,996	-	-	(71,795)	(67,799)	(5,416)	(73,215)
Transaction with non-controlling interests	-	(12)	-	-	-	-	-	(12)	(299)	(311)
Total transactions with owners	-	(12)	-	3,996	-	-	(71,795)	(67,811)	(5,715)	(73,526)
Others	-	(261)	-	-	-	818	(851)	(294)	(77)	(371)
Balance as of December 31, 2018	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2019	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535
Net income	-	-	-	-	-	-	57,465	57,465	14,568	72,033
Other comprehensive income (Note 11)	-	-	-	-	-	5,415	-	5,415	165	5,580
Total comprehensive income for the year	-	-	-	-	-	5,415	57,465	62,880	14,733	77,613
Amounts transferred to initial carrying amount of hedged items	-	-	-	-	-	1,038	-	1,038	55	1,093
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2018	-	-	-	-	-	-	(31,479)	(31,479)	-	(31,479)
Interim dividend for 2019	-	-	-	-	-	-	(14,529)	(14,529)	-	(14,529)
Appropriation (Note 44 (c))	-	-	-	3,745	-	-	(3,745)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(18,989)	(18,989)
Contributions to subsidiaries from non-controlling interests	-	-	-	-	-	-	-	-	5,495	5,495
Total contributions by and distributions to owners	-	-	-	3,745	-	-	(49,753)	(46,008)	(13,494)	(59,502)
Transaction with non-controlling interests	-	2,933	-	-	-	-	-	2,933	(2,933)	-
Total transactions with owners	-	2,933	-	3,745	-	-	(49,753)	(43,075)	(16,427)	(59,502)
Others	-	7	-	-	-	(35)	51	23	73	96
Balance as of December 31, 2019	121,071	28,993	55,850	90,423	117,000	1,941	322,872	738,150	137,685	875,835

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in million)

		Years ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	190,935	175,868	153,420
Investing activities
Capital expenditure		(63,541)	(94,753)	(129,645)
Exploratory wells expenditure		(7,407)	(8,261)	(11,497)
Purchase of investments, investments in associates and investments in joint ventures	22,23	(6,431)	(10,116)	(3,483)
Payment for financial assets at fair value through profit or loss		(51,196)	(29,550)	(12,851)
Proceeds from sale of financial assets at fair value through profit or loss		-	55,000	35,292
Payment for acquisition of subsidiary, net of cash acquired		(1,288)	(3,188)	(1,031)
Proceeds from disposal of investments and investments in associates		4,809	1,557	704
Proceeds from disposal of property, plant, equipment and other non-current assets		1,313	9,666	703
Increase in time deposits with maturities over three months		(82,577)	(81,708)	(103,231)
Decrease in time deposits with maturities over three months		48,820	78,401	90,710
Interest received		3,669	5,810	7,094
Investment and dividend income received		8,506	10,720	10,272
Repayments of other investing activities		-	-	(3,500)
Net cash used in investing activities		(145,323)	(66,422)	(120,463)
Financing activities
Proceeds from bank and other loans		524,843	746,655	599,866
Repayments of bank and other loans		(536,380)	(772,072)	(612,108)
Contributions to subsidiaries from non-controlling interests		946	1,886	3,919
Dividends paid by the Company		(32,689)	(67,799)	(46,008)
Distributions by subsidiaries to non-controlling interests		(7,539)	(13,700)	(7,354)
Interest paid		(5,535)	(5,984)	(6,161)
Payments made to acquire non-controlling interests		-	(160)	(8)
Repayments of lease liabilities (2018: Finance lease payment)		(155)	(86)	(16,859)
Proceeds from other financing activities		-	-	320
Repayments of other financing activities		-	-	(320)
Net cash used in financing activities		(56,509)	(111,260)	(84,713)
Net decrease in cash and cash equivalents		(10,897)	(1,814)	(51,756)
Cash and cash equivalents as of January 1		124,468	113,218	111,922
Effect of foreign currency exchange rate changes		(353)	518	147
Cash and cash equivalents as of December 31		113,218	111,922	60,313

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in million)

(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Operating activities
Earnings before income tax	86,697	99,110	89,927
Adjustment for:
Depreciation, depletion and amortization	115,310	109,967	108,812
Dry hole costs written off	6,876	6,921	5,831
Income from associates and joint ventures	(16,525)	(13,974)	(12,777)
Investment income	(262)	(1,871)	(919)
Gain on remeasurement of interests in the Shanghai SECCO (Note 35)	(3,941)	-	-
Interest income	(5,254)	(7,726)	(7,206)
Interest expense	7,146	7,321	17,003
(Gain)/loss on foreign currency exchange rate changes and derivative financial instruments	(1,547)	(1,835)	3,624
Loss on disposal of property, plant, equipment and other non-current assets, net	1,518	1,526	1,918
Impairment losses on assets	21,791	11,605	1,789
Credit impairment losses	—	141	1,264
	211,809	211,185	209,266
Net changes from:
Accounts receivable and other current assets	(31,151)	(1,043)	(11,802)
Inventories	(28,903)	(3,312)	(9,285)
Accounts payable and other current liabilities	59,210	2,111	(15,236)
	210,965	208,941	172,943
Income tax paid	(20,030)	(33,073)	(19,523)
Net cash generated from operating activities	190,935	175,868	153,420

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

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 27, 2020.

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new and amended standards as set out below.

(a) New and amended standards and interpretations adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had changed its accounting policies as a result of adopting IFRS 16 Leases.

IFRS 16 Leases - Impact of adoption

The Group has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from IFRS 16 Leases are therefore recognized in the opening balance sheet on January 1, 2019.

Lease accounting policy applied until December 31, 2018 is disclosed in Note 2(x)(iii).

On adoption of IFRS 16 Leases, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rates applied to the lease liabilities on January 1, 2019 ranged from 4.35% to 4.90%.

1      PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(a) New and amended standards and interpretations adopted by the Group (Continued)

(i)                 Practical expedients applied

In applying IFRS 16 Leases for the first time, the Group has used the following practical expedients permitted by the standard:

•            the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•            the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application.

(ii)              Measurement of lease liabilities

RMB

Operating lease commitments disclosed as of December 31, 2018	352,794
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	200,867
(Less): short-term leases and low-value leases recognized on a straight-line basis as expense	(2,303)
Lease liabilities recognized as of January 1, 2019	198,564
Of which are:
Current lease liabilities	13,894
Non-current lease liabilities	184,670
198,564

(iii)           Measurement of right-of-use assets

Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018.

The recognized right-of-use assets relate to the following types of assets:

	January 1, 2019	December 31, 2019
	RMB	RMB

Land	244,588	239,374
Others	27,381	28,486
Total right-of-use assets	271,969	267,860

1      PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(a) New and amended standards and interpretations adopted by the Group (Continued)

(iv)          Adjustments recognized in the balance sheet on January 1, 2019

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•       right-of-use assets — increase by RMB 271,969

•       lease prepayments — decrease by RMB 64,514

•       prepaid expenses and other current assets — decrease by RMB 766

•       long-term prepayments and other assets — decrease by RMB 8,125

•       lease liabilities — increase by RMB 198,564

(v)             Impact on segment disclosures

Segment assets and segment liabilities for December 31, 2019 all increased as a result of the changes in accounting policy. The following segments were affected by the changes in accounting policy:

	Increase in
	Segment assets	Segment liabilities
	RMB	RMB

Exploration and production	79,263	78,041
Refining	32,839	26,094
Marketing and distribution	120,983	62,237
Chemicals	19,124	12,252
Corporate and others	15,651	14,248
	267,860	192,872

Comparative segment information has not been restated. As a consequence, the segment information disclosure for the items noted above is not entirely comparable to the information disclosed for the prior year.

1      PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(b) New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the consolidated financial statements and the major sources of estimation uncertainty are disclosed in Note 41.

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

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(j)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Notes 2(a)(ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

2                     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)             Basis of consolidation (Continued)

(i)               Subsidiaries and non-controlling interests (Continued)

The particulars of the Group’s principal subsidiaries are set out in Note 39.

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

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(i) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of income, whereas the Group’s share of the post-acquisition, post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(j)) or, when appropriate, the cost on initial recognition of an investment in an associate.

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

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expense in the “finance costs” section of the consolidated statement of income.

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

(d)           Trade, bills and other receivables

Trade, bills and other receivables are recognized initially at their transaction price, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(j)). Trade, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)            Inventories

Inventories are stated at the lower of cost and net realizable value. Cost mainly includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labor and an appropriate proportion of production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

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

2                    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)             Construction in progress

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

(i)                Goodwill

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

(j)                Financial assets

(i)               Classification and measurement

The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: a) financial assets measured at amortized cost, b) financial assets measured at fair value through other comprehensive income (“FVOCI”), c) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognized at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognized in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, trade accounts receivable and bills receivable arising from sale of goods or rendering services, without significant financing component, are initially recognized based on the transaction price expected to be entitled by the Group.

2                    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)                Financial assets (Continued)

Debt instruments

Debt instruments held by the Group mainly includes cash and cash equivalents, time deposits with financial institutions, receivables. These financial assets are measured at amortized cost and FVOCI.

•      Amortized cost: The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognized using the effective interest rate method.

•      FVOCI: The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognized in profit or loss.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented in financial assets at fair value through profit or loss.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at FVOCI, are presented in financial assets at FVOCI. The relevant dividends of these financial assets are recognized in profit or loss. When derecognized, the cumulative gain or loss previously recognized in other comprehensive income is transferred to retained earnings.

(ii)            Impairment

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost and a debt instrument that is measured at FVOCI.

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

For trade accounts receivable and bills receivable and financial assets at FVOCI related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognizes the loss allowance accrued or written back in profit or loss.

2                    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)                Financial assets (Continued)

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

On derecognition of equity instruments at FVOCI, the difference between the carrying amounts and the sum of the consideration received and any accumulated gain or loss previously recognized in other comprehensive income, is recognized in retained earnings. While on derecognition of other financial assets, this difference is recognized in profit or loss.

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

When securities classified as available-for-sale were derecognized or impaired, the accumulated gains or losses recognized in other comprehensive income were reclassified to the consolidated statement of income.

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

(k)               Financial liabilities

The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortized cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortized cost, including trade accounts payable and bills payable, other payables, and loans, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognizes these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognized in profit or loss.

(l)                  Determination of fair value for financial instruments

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

(m)      Derivative financial instruments and hedge accounting

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

(m)           Derivative financial instruments and hedge accounting (Continued)

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

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

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

2                    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)             Impairment of assets

The carrying amounts of assets, including property, plant and equipment, construction in progress, right-of-use assets and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

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

(r)            Revenue recognition

Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

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

(s)             Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

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

(w)         Research and development expense

Research and development expenditures that cannot be capitalized are expensed in the period in which they are incurred. Research and development expense amounted to RMB 6,423, RMB 7,956 and RMB 9,395 for the years ended December 31, 2017, 2018 and 2019, respectively.

2                    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)           Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(i)                  As lessee

The Group recognizes a right-of-use asset at the date at which the leased asset is available for use by the Group, and recognizes a lease liability measured at the present value of the remaining lease payments. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognized in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in current liabilities.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and all leases of low-value assets are recognized on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

(ii)               As lessor

A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognized on a straight-line basis over the period of the lease. The Group recognizes variable lease income which is based on a certain percentage of sales as rental income when occurred.

(iii)            Accounting policy applied until December 31, 2018

Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses. The cost of lease prepayments is charged to expense on a straight-line basis over the respective periods of the rights.

Operating leases

Operating lease payments are charged to the consolidated statement of income on a straight-line basis over the period of the respective leases.

(y)           Employee benefits

The contributions payable under the Group’s retirement plans are recognized as an expense in the consolidated statement of income as incurred and according to the contribution determined by the plans. Further information is set out in Note 37.

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

3.                 SALES OF GOODS

Sales of goods primarily represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas.

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Crude oil	421,585	519,910	553,848
Gasoline	600,113	711,236	699,202
Diesel	503,406	594,008	615,342
Basic chemical feedstock	205,722	250,884	214,911
Kerosene	115,739	168,823	191,636
Synthetic resin	107,633	124,618	124,271
Natural gas	34,277	43,205	53,839
Synthetic fiber monomers and polymers	61,998	77,572	80,100
Others (i)	249,997	335,357	367,339
	2,300,470	2,825,613	2,900,488

(i) Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

4.                 OTHER OPERATING REVENUES

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Sale of materials and others	58,930	64,503	64,489
Rental income	793	1,063	1,216
	59,723	65,566	65,705

5.                 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Operating lease charges	12,104	12,297	1,856
Auditor’s remuneration:
-audit services	72	94	70
-others	5	9	6
Impairment losses:
- trade accounts receivable	(51)	6	1,283
- other receivables	159	9	(2)

6.     PERSONNEL EXPENSES

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Salaries, wages and other benefits	65,873	68,425	69,817
Contributions to retirement schemes (Note 37)	8,981	9,296	11,665
	74,854	77,721	81,482

7.                  TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Consumption tax (i)	192,907	201,901	202,671
City construction tax (ii)	18,274	18,237	16,247
Education surcharge	13,811	13,187	12,011
Resources tax	4,841	6,021	5,883
Others	5,459	7,152	5,723
	235,292	246,498	242,535

Note:

(i)                 Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from January 13, 2015 RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

(ii)              City construction tax is levied on an entity based on its total paid amount of value-added tax and consumption tax.

8.                   OTHER OPERATING EXPENSE, NET

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Government grants (i)	4,893	7,539	6,911
Ineffective portion of change in fair value of cash flow hedges	(813)	(1,978)	(222)
Net realized and unrealized (loss)/gain on derivative financial instruments not qualified as hedging	(909)	191	(4,384)
Impairment losses on long-lived assets (ii)	(21,258)	(6,281)	(345)
Loss on disposal of property, plant, equipment and other non-current assets, net	(1,518)	(1,526)	(1,918)
Fines, penalties and compensations	(89)	(276)	(173)
Donations	(152)	(180)	(209)
Gain on remeasurement of interests in the Shanghai SECCO (Note 35)	3,941	-	-
Others	(649)	(2,849)	(96)
	(16,554)	(5,360)	(436)

Note:

(i)                 Government grants for the years ended December 31, 2017, 2018 and 2019 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

(ii)              Impairment losses recognized on long-lived assets of the exploration and production (“E&P”) segments were RMB 13,556, RMB 4,274 and RMB 3 for the years ended December 31, 2017, 2018 and 2019, respectively. The impairment comprised RMB 12,611 RMB 4,274 on property, plant and equipment for the years ended December 31, 2017 and 2018, respectively, RMB 907 on investment in joint venture, RMB 21 on construction in progress and RMB 17 on available for sale financial assets for the year ended December 31, 2017, and RMB 3 on prepayments for the year ended December 31, 2019. E&P segment determines recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which include significant judgements and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate of 10.47%, 10.47% and 10.47% for the years ended December 31, 2017, 2018 and 2019, respectively. Further future downward revisions to the Group’s oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 184. It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 180. It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 7. The primary factor resulting in the E&P segment impairment loss for the year ended December 31, 2018 was downward revision of oil and gas reserve in certain fields. The primary factors resulting in the E&P segment impairment loss for the year ended December 31, 2017 was downward revision of oil and gas reserve due to price change and high operating and development cost for certain oil fields.

8.                   OTHER OPERATING EXPENSE, NET (Continued)

Impairment losses recognized for the chemicals segment were RMB 4,922, RMB 1,374 and RMB 17 for the years ended December 31, 2017, 2018 and 2019, respectively, and comprised of impairment losses of RMB 4,779, RMB 1,252 and RMB 4 on property, plant and equipment for the years ended December 31, 2017, 2018 and 2019, respectively, RMB 143, RMB 25 and RMB 29 on construction in progress for the years ended December 31, 2017, 2018 and 2019, respectively, RMB 97 on entrusted loans for the year ended December 31, 2018 and written back RMB 16 on entrusted loans for the year ended December 31, 2019. Impairment losses recognized for the refining segment were RMB 1,894, RMB 353 and RMB 245 for the years ended December 31, 2017, 2018 and 2019, respectively, and comprised of impairment losses of RMB 1,836, RMB 353 and RMB 140 on property, plant and equipment for the years ended December 31, 2017, 2018 and 2019, respectively, RMB 47 and RMB 105 on construction in progress for the years ended December 31 2017 and 2019, respectively, RMB 1 on intangible assets and RMB 10 for investment in associates for the year ended December 31, 2017. These impairment losses relate to certain refining and chemicals production facilities that are held for use for the years ended December 31, 2017, 2018 and 2019. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates for the years ended December 31, 2017, 2018 and 2019, respectively. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segment for the years ended December 31, 2017, 2018 and 2019, were due to the suspension of operations of certain production facilities. Evidence indicates the economic performance of certain production facilities are worse than expected also contributed to the written down of assets in the chemical segments for the years ended December 31, 2018 and 2019.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 675, RMB 264 and RMB 80 for the years ended December 31, 2017, 2018 and 2019 respectively. The impairment comprised of impairment losses of RMB 597, RMB 254 and RMB 52 on property, plant and equipment for the years ended December 31, 2017, 2018 and 2019, respectively, impairment losses of RMB 19, RMB 7 on investments in associates and joint ventures for the years ended December 31, 2017 and 2018, respectively, impairment losses of RMB 41, RMB 3 and RMB 1 on construction in progress for the year ended December 31, 2017, 2018 and 2019,  respectively, impairment losses of RMB 12 on lease prepayments for the year ended December 31, 2017, impairment losses of RMB 6 on intangible assets for the year ended December 31, 2017, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years, and impairment losses of RMB 27 on prepayments for the year ended December 31, 2019. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

Impairment loss recognized on long-lived assets of the corporate and others segment was RMB 211, RMB 16 for the years ended December 31, 2017 and 2018. The impairment comprised of impairment loss of RMB 13 and RMB 16 on property, plant and equipment for the years ended December 31, 2017 and 2018, and impairment of RMB 198 on goodwill for the year ended December 31, 2017.

9.                   INTEREST EXPENSE

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Interest expense incurred	6,368	6,376	6,954
Less: Interest expense capitalized*	(723)	(493)	(1,015)
	5,645	5,883	5,939
Interest expense on lease liabilities	—	—	9,646
Accretion expenses (Note 32)	1,501	1,438	1,418
Interest expense	7,146	7,321	17,003
* Interest rates per annum at which borrowing costs were capitalized for construction in progress	2.37% to 4.41%	2.37% to 4.66%	2.92% to 4.66%

10.            INCOME TAX EXPENSE

Income tax expense in the consolidated statement of income represents:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax
- Provision for the year	26,668	27,176	14,976
- Adjustment of prior years	(72)	(719)	(467)
Deferred taxation (Note 25)	(10,317)	(6,244)	3,385
	16,279	20,213	17,894

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Earnings before income tax	86,697	99,110	89,927
Expected PRC income tax expense at a statutory tax rate of 25%	21,674	24,778	22,482
Tax effect of non-deductible expenses	1,905	2,351	2,300
Tax effect of non-taxable income	(5,939)	(5,033)	(4,458)
Tax effect of preferential tax rate (i)	(793)	(1,259)	(2,003)
Effect of income taxes at foreign operations	(1,394)	77	(312)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(613)	(779)	(335)
Tax effect of tax losses not recognized	1,485	609	498
Write-down of deferred tax assets	26	188	189
Adjustment of prior years	(72)	(719)	(467)
Actual income tax expense	16,279	20,213	17,894

Note:

(i)                The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

11.             OTHER COMPREHENSIVE INCOME

	Years ended December 31,
	2017			2018			2019
	Before tax amount	Tax effect	Net of tax amount	Before tax amount	Tax effect	Net of tax amount	Before tax amount	Tax effect	Net of tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(1,314)	240	(1,074)	(12,500)	2,159	(10,341)	5,258	(974)	4,284
Amounts transferred to initial carrying amount of hedged items	(4)	1	(3)	-	-	-	-	-	-
Reclassification adjustments for amounts transferred to the consolidated statement of income	(575)	72	(503)	730	(130)	600	853	(196)	657
Net movement during the year recognized in other comprehensive income (i)	(1,893)	313	(1,580)	(11,770)	2,029	(9,741)	6,111	(1,170)	4,941
Available-for-sale financial assets:
Changes in fair value recognized during the year	(57)	-	(57)	-	-	-	-	-	-
Changes in the fair value of instruments at fair value through other comprehensive income	-	-	-	(41)	(12)	(53)	(39)	8	(31)
Net movement during the year recognized in other comprehensive income	(57)	-	(57)	(41)	(12)	(53)	(39)	8	(31)
Share of other comprehensive income/(loss) of associates and joint ventures	1,053	-	1,053	(240)	11	(229)	(810)	-	(810)
Foreign currency translation differences	(3,792)	-	(3,792)	3,399	-	3,399	1,480	-	1,480
Other comprehensive income	(4,689)	313	(4,376)	(8,652)	2,028	(6,624)	6,742	(1,162)	5,580

Note:

(i)                 As of December 31, 2018 and 2019, cash flow hedge reserve amounted to a loss of RMB 4,932 and a gain of RMB 1,102, respectively, of which a loss of RMB 4,917 and a gain of  RMB 1,037 were attributable to owners of the Company.

12.                   BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2017, 2018 and 2019 is based on the net income attributable to ordinary owners of the Company of RMB 51,244, RMB 61,618 and RMB 57,465, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 121,071,209,646, respectively.

The calculation of diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 is based on the net income attributable to ordinary owners of the Company (diluted) of RMB 51,242, RMB 61,618 and RMB 57,465, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 121,071,209,646, respectively, calculated as follows:

(i)                Net income attributable to ordinary owners of the Company (diluted)

	2017	2018	2019
	RMB	RMB	RMB

Net income attributable to ordinary owners of the Company	51,244	61,618	57,465
After tax effect of employee share option scheme of Shanghai Petrochemical	(2)	-	-
Net income attributable to ordinary owners of the Company (diluted)	51,242	61,618	57,465

12.                   BASIC AND DILUTED EARNINGS PER SHARE (Continued)

(ii)    Weighted average number of shares (diluted)

	2017	2018	2019
	Number of	Number of	Number of
	shares	shares	shares

Weighted average number of shares as of December 31	121,071,209,646	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) as of December 31	121,071,209,646	121,071,209,646	121,071,209,646

13.       FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31,
	2018	2019
	RMB	RMB

Structured deposits	25,550	3,318
Equity investments, listed and at quoted market price	182	1
	25,732	3,319

The financial assets are the structured deposits with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

14.       DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 40.

15.    TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	December 31,
	2018	2019
	RMB	RMB

Amounts due from third parties	50,108	43,728
Amounts due from Sinopec Group Company and fellow subsidiaries	3,170	6,570
Amounts due from associates and joint ventures	4,321	6,415
	57,599	56,713
Less: Impairment losses for bad and doubtful debts	(606)	(1,848)
Trade accounts receivable, net	56,993	54,865
Bills receivable	7,886	-
	64,879	54,865

The ageing analysis of trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) is as follows:

	December 31,
	2018	2019
	RMB	RMB

Within one year	64,317	54,517
Between one and two years	353	190
Between two and three years	124	64
Over three years	85	94
	64,879	54,865

Impairment losses for bad and doubtful debts are analyzed as follows:

	2017	2018	2019
	RMB	RMB	RMB

Balance as of January 1	683	612	606
Provision for the year	49	83	1,566
Written back for the year	(100)	(77)	(283)
Written off for the year	(21)	(19)	(41)
Others	1	7	-
Balance as of December 31	612	606	1,848

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and bills receivable and the Group’s exposure to credit risk can be found in Note 40.

16.   INVENTORIES

	December 31,
	2018	2019
	RMB	RMB

Crude oil and other raw materials	85,469	88,465
Work in progress	13,690	12,615
Finished goods	88,929	91,368
Spare parts and consumables	2,872	2,576
	190,960	195,024
Less: Allowance for diminution in value of inventories	(6,376)	(2,582)
	184,584	192,442

Allowance for diminution in value of inventories is analyzed as follows:

	2017	2018	2019
	RMB	RMB	RMB

Balance as of January 1	920	1,155	6,376
Allowance for the year	436	5,535	1,616
Reversal of allowance on disposal	(13)	(114)	(189)
Written off	(190)	(217)	(5,233)
Other increase	2	17	12
Balance as of December 31	1,155	6,376	2,582

During the years ended December 31, 2017, 2018 and 2019, the costs of inventories recognized as an expense in the consolidated statement of income were RMB 1,854,629, RMB 2,366,199, and RMB 2,450,911, respectively. Such costs include the write-down of inventories of RMB 436, RMB 5,535, and RMB 1,616, respectively, and the reversal of write-down of inventories of RMB 13, RMB 114 and RMB 189, respectively. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statement of income. The write-down of inventories which were realized primarily with the sales of inventories for the years ended December 31, 2017, 2018 and 2019 were RMB 190, RMB 217 and RMB 5,233. The write-down of inventories for the year ended December 31, 2019 is mainly related to finished goods.

17.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2018	2019
	RMB	RMB

Other receivables	26,455	25,586
Advances to suppliers	5,937	5,066
Value-added input tax to be deducted	21,331	25,313
Prepaid income tax	300	1,879
	54,023	57,844

18.   PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas, properties	Equipment, machinery and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2018	120,013	667,657	940,312	1,727,982
Additions	221	1,567	3,856	5,644
Transferred from construction in progress	3,741	24,366	45,103	73,210
Reclassifications	1,634	138	(1,772)	-
Reclassification to lease prepayments and other long-term assets	(483)	-	(3,828)	(4,311)
Disposals	(3,183)	(146)	(18,323)	(21,652)
Exchange adjustments	98	2,142	147	2,387
Balance as of December 31, 2018	122,041	695,724	965,495	1,783,260

Balance as of January 1, 2019	122,041	695,724	965,495	1,783,260
Additions	160	1,408	3,856	5,424
Transferred from construction in progress	6,192	31,378	54,275	91,845
Reclassifications	1,051	(76)	(975)	-
Invest into the joint ventures and associated companies	(8)	-	(303)	(311)
Reclassification to other long-term assets	(748)	-	(729)	(1,477)
Disposals	(237)	(1,549)	(13,467)	(15,253)
Exchange adjustments	42	667	71	780
Balance as of December 31, 2019	128,493	727,552	1,008,223	1,864,268

Accumulated depreciation:
Balance as of January 1, 2018	52,200	495,817	529,191	1,077,208
Depreciation for the year	4,038	48,616	47,250	99,904
Impairment losses for the year	274	4,027	1,848	6,149
Reclassifications	494	76	(570)	-
Reclassification to lease prepayments and other long-term assets	(120)	-	(1,390)	(1,510)
Disposals	(1,795)	(125)	(16,331)	(18,251)
Exchange adjustments	43	1,877	78	1,998
Balance as of December 31, 2018	55,134	550,288	560,076	1,165,498

Balance as of January 1, 2019	55,134	550,288	560,076	1,165,498
Depreciation for the year	4,095	36,289	47,583	87,967
Impairment losses for the year	11	-	185	196
Reclassifications	292	(46)	(246)	-
Invest into the joint ventures and associated companies	-	-	(216)	(216)
Reclassification to other long-term assets	3	-	(94)	(91)
Written back on disposals	(763)	(6)	(11,454)	(12,223)
Exchange adjustments	21	667	40	728
Balance as of December 31, 2019	58,793	587,192	595,874	1,241,859

Net book value:
Balance as of January 1, 2018	67,813	171,840	411,121	650,774
Balance as of December 31, 2018	66,907	145,436	405,419	617,762
Balance as of December 31, 2019	69,700	140,360	412,349	622,409

The additions to oil and gas properties of the Group for the years ended December 31, 2018 and 2019 included RMB 1,567 and RMB 1,408 respectively, of the estimated dismantlement costs for site restoration (Note 32).

18.  PROPERTY, PLANT AND EQUIPMENT (Continued)

As of December 31, 2018 and 2019, the Group had no individual substantial property, plant and equipment which have been pledged.

As of December 31, 2018 and 2019, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

As of December 31, 2018 and 2019, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

19.  CONSTRUCTION IN PROGRESS

	2018	2019
	RMB	RMB

Balance as of January 1	118,645	136,963
Additions	108,555	144,369
Dry hole costs written off	(6,921)	(5,831)
Transferred to property, plant and equipment	(73,210)	(91,845)
Reclassification to other long-term assets	(10,066)	(10,086)
Impairment losses for the year	(28)	(135)
Disposals and others	(19)	46
Exchange adjustments	7	1
Balance as of December 31	136,963	173,482

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2017	2018	2019
	RMB	RMB	RMB

At beginning of year	12,192	9,737	7,296
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves	5,567	7,172	8,528
Transferred to oil and gas properties based on the determination of proved reserves	(1,839)	(2,387)	(2,822)
Dry hole costs written off	(6,183)	(7,226)	(4,041)
At end of year	9,737	7,296	8,961

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2017	2018	2019
	RMB	RMB	RMB

One year or less	4,917	3,467	7,794
Over one year	4,820	3,829	1,167
	9,737	7,296	8,961

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2017, 2018 and 2019 amounted to RMB 3,710, RMB 3,511 and RMB 4,024, respectively.

20.   RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB	RMB	RMB
Cost:
Change in accounting policy (Note 1(a))	244,588	27,381	271,969
Balance at January 1, 2019	244,588	27,381	271,969
Increase	8,650	7,555	16,205
Decrease	(4,760)	(748)	(5,508)
Balance at December 31, 2019	248,478	34,188	282,666

Accumulated depreciation:
Balance as of January 1, 2019	-	-	-
Increase	9,233	5,728	14,961
Decrease	(129)	(26)	(155)
Balance as of December 31, 2019	9,104	5,702	14,806

Impairment loss:
Balance as of January 1, 2019	-	-	-
Increase	-	-	-
Decrease	-	-	-
Balance as of December 31, 2019	-	-	-

Net book value:
Balance as of January 1, 2019	244,588	27,381	271,969
Balance as of December 31, 2019	239,374	28,486	267,860

21.    GOODWILL

	December 31,
	2018	2019
	RMB	RMB

Cost	16,537	16,558
Less: Accumulated impairment losses	(7,861)	(7,861)
	8,676	8,697

21.    GOODWILL (Continued)

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

		December 31,
	Principal activities	2018	2019
		RMB	RMB

Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) (Note 35)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individually significant goodwill		1,088	1,109
		8,676	8,697

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.7% to 12.3% and 11.0% to 11.9% for the years ended December 31, 2018 and 2019, respectively. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognized.

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

22.    INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities	Country of incorporation	Principal place of business
			%	%
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”)	Incorporated	Registered capital RMB 200 million	-	50.00	Operation of natural gas pipelines and auxiliary facilities	PRC	PRC
Sinopec Finance Company Limited (“Sinopec Finance”)	Incorporated	Registered capital RMB 18,000 million	49.00	-	Provision of non-banking financial services	PRC	PRC
PAO SIBUR Holding (“SIBUR”) (i)	Incorporated	Registered capital RUB 21,784 million	-	10.00	Processing natural gas and manufacturing petrochemical products	Russia	Russia
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	Incorporated	Registered capital RMB 17,516 million	-	38.75	Mining coal and manufacturing of coal-chemical products	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”)	Incorporated	Registered capital USD 10,000	-	50.00	Crude oil and natural gas extraction	British Virgin Islands	The Republic of Kazakhstan

Summarized financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	December 31,		December 31,		December 31,		December 31,		December 31,
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	12,498	13,245	209,837	180,383	22,502	31,634	7,477	4,219	6,712	7,612
Non-current assets	39,320	37,842	16,359	18,926	170,796	182,646	49,961	56,424	1,828	971
Current liabilities	(1,020)	(721)	(200,402)	(170,621)	(23,293)	(31,295)	(7,252)	(13,887)	(961)	(936)
Non-current liabilities	(3,026)	(2,910)	(332)	(582)	(58,628)	(71,289)	(31,436)	(26,227)	(673)	(166)
Net assets	47,772	47,456	25,462	28,106	111,377	111,696	18,750	20,529	6,906	7,481
Net assets attributable to owners of the Company	47,772	47,456	25,462	28,106	110,860	111,250	18,750	20,529	6,906	7,481
Net assets attributable to non-controlling interests	-	-	-	-	517	446	-	-	-	-
Share of net assets from associates	23,886	23,728	12,476	13,772	11,086	11,125	7,266	7,955	3,453	3,741
Carrying Amounts	23,886	23,728	12,476	13,772	11,086	11,125	7,266	7,955	3,453	3,741

22.    INTEREST IN ASSOCIATES (Continued)

Summarized statement of comprehensive income

Year ended	Pipeline Ltd			Sinopec Finance			SIBUR			Zhongtian Synergetic Energy			CIR
December 31	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	5,644	4,746	5,008	3,542	4,536	4,966	52,496	59,927	56,706	3,569	12,235	13,329	2,563	2,856	2,334
Net income/(loss) for the year	2,543	2,022	2,191	1,536	1,868	2,234	9.601	10,400	6,513	123	1,142	1,994	(610)	583	424
Other comprehensive (loss)/income	-	-	-	(246)	(157)	411	(260)	6,410	(1,435)	-	-	-	(334)	116	151
Total comprehensive income/(loss)	2,543	2,022	2,191	1,290	1,711	2,645	9,341	16,810	5,078	123	1,142	1,994	(944)	699	575
Dividends declared by associates	-	1,207	1,259	-	490	-	221	271	468	-	-	219	-	-	-
Share of net income/(loss) from associates	1,272	1,011	1,096	753	915	1,095	960	1,040	651	48	443	773	(305)	292	212
Share of other comprehensive (loss)/income from associates (ii)	-	-	-	(121)	(77)	201	(26)	641	(144)	-	-	-	(167)	58	76

The share of net income for years ended December 31, 2017, 2018 and 2019 in all individually immaterial associates accounted for using equity method in aggregate were RMB 3,182, RMB 3,550 and RMB 4,565, respectively.

The share of other comprehensive income/(loss) for the years ended December 31, 2017, 2018 and 2019 in all individually immaterial associates accounted for using equity method in aggregate were a gain of RMB 569, a loss of RMB 844 and a loss of RMB 155, respectively.

The carrying amount as of December 31, 2018 and 2019 of all individually immaterial associates accounted for using equity method in aggregate were RMB 31,370 and RMB 35,416, respectively.

Notes:

(i)                   Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Director and has a member in SIBUR’s Management Board.

(ii)                Including foreign currency translation differences.

23.   INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures which are incorporated companies are as follows:

Name of company	Country of incorporation	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities	Principal place of business
			%	%
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	Registered capital RMB 14,758 million	-	50.00	Manufacturing refining oil products	PRC
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Registered capital RMB 12,704 million	30.00	10.00	Manufacturing and distribution of petrochemical products	PRC
Taihu Limited (“Taihu”)	Cyprus	Registered capital USD 25,000	-	49.00	Crude oil and natural gas extraction	Russia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Registered capital USD 1,560 million	-	37.50	Petroleum refining and processing business	Saudi Arabia
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	Registered capital RMB 9,796 million	-	50.00	Manufacturing and distribution of petrochemical products	PRC

Summarized balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	December 31,		December 31,		December 31,		December 31,		December 31,
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets
Cash and cash equivalents	7,388	5,603	1,582	1,154	3,406	4,485	930	733	5,110	3,242
Other current assets	9,248	11,977	5,795	4,937	3,689	2,336	10,267	11,311	4,007	4,501
Total current assets	16,636	17,580	7,377	6,091	7,095	6,821	11,197	12,044	9,117	7,743
Non-current assets	19,271	17,267	11,086	10,498	9,216	10,453	51,873	50,548	13,990	14,878
Current liabilities
Current financial liabilities	(1,200)	(1,280)	(725)	(237)	(59)	(57)	(4,806)	(7,445)	(500)	(500)
Other current liabilities	(4,939)	(7,090)	(1,822)	(1,808)	(2,124)	(1,815)	(12,217)	(12,504)	(2,507)	(2,896)
Total current liabilities	(6,139)	(8,370)	(2,547)	(2,045)	(2,183)	(1,872)	(17,023)	(19,949)	(3,007)	(3,396)
Non-current liabilities
Non-current financial liabilities	(12,454)	(11,185)	(218)	-	(72)	(125)	(32,364)	(29,445)	(3,651)	(4,592)
Other non-current liabilities	(279)	(290)	(17)	(35)	(2,271)	(1,984)	(937)	(1,963)	(331)	(368)
Total non-current liabilities	(12,733)	(11,475)	(235)	(35)	(2,343)	(2,109)	(33,301)	(31,408)	(3,982)	(4,960)
Net assets	17,035	15,002	15,681	14,509	11,785	13,293	12,746	11,235	16,118	14,265
Net assets attributable to owners of the company	17,035	15,002	15,681	14,509	11,373	12,829	12,746	11,235	16,118	14,265
Net assets attributable to non-controlling interests	-	-	-	-	412	464	-	-	-	-
Share of net assets from joint ventures	8,518	7,501	6,272	5,804	5,573	6,286	4,780	4,213	8,059	7,133
Carrying Amounts	8,518	7,501	6,272	5,804	5,573	6,286	4,780	4,213	8,059	7,133

23.  INTEREST IN JOINT VENTURES (Continued)

Summarized statement of comprehensive income

Year ended	FREP			BASF-YPC			Taihu			YASREF			Sinopec SABIC Tianjin
December 31,	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	49,356	52,469	57,047	21,020	21,574	19,590	12,520	14,944	15,222	61,587	77,561	75,940	22,286	23,501	20,541
Depreciation, depletion and amortization	(16)	(2,250)	(2,541)	(1,793)	(1,521)	(1,474)	(715)	(664)	(629)	(2,763)	(2,823)	(3,048)	(36)	(1,104)	(1,094)
Interest income	208	157	124	36	41	32	142	141	94	45	101	58	104	169	171
Interest expense	(857)	(647)	(597)	(71)	(43)	(26)	(142)	(151)	(265)	(1,382)	(1,382)	(1,470)	(223)	(167)	(134)
Earning/(loss) before income tax	6,977	3,920	964	4,565	3,625	2,314	1,697	3,493	3,320	548	(1,569)	(1,292)	5,113	3,916	2,178
Tax expense	(1,699)	(935)	(197)	(1,151)	(897)	(579)	(553)	(729)	(708)	57	(249)	(8)	(1,279)	(993)	(533)
Net income/(loss) for the year	5,278	2,985	767	3,414	2,728	1,735	1,144	2,764	2,612	605	(1,818)	(1,300)	3,834	2,923	1,645
Other comprehensive income/(loss)	-	-	-	-	-	-	25	921	(1,105)	(554)	1,059	(261)	-	-	-
Total comprehensive income/(loss)	5,278	2,985	767	3,414	2,728	1,735	1,169	3,685	1,507	51	(759)	(1,561)	3,834	2,923	1,645
Dividends declared by joint ventures	1,250	1,200	1,400	1,109	1,226	1,224	-	-	-	-	-	-	1,375	-	1,750
Share of net income/(loss) from joint ventures	2,639	1,493	384	1,366	1,091	694	541	1,307	1,235	227	(682)	(488)	1,917	1,462	823
Share of other comprehensive income/(loss) from joint ventures (i)	-	-	-	-	-	-	12	435	(522)	(208)	397	(98)	-	-	-

The share of net income for the years ended December 31, 2017, 2018 and 2019 in all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 3,925, RMB 2,052 and RMB 1,737, respectively.

The share of other comprehensive income/(loss) for the years ended December 31, 2017, 2018 and 2019 in all individually immaterial joint ventures accounted for using equity method in aggregate were a gain of RMB 994, a loss of RMB 839 and a loss of RMB 168, respectively.

The carrying amount as of December 31, 2018 and 2019 of all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 22,982 and RMB 25,530, respectively.

Note:

(i)             Including foreign currency translation differences.

24.                                FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31,
	2018	2019
	RMB	RMB

Non-current assets
Unlisted equity instruments	1,323	1,431
Listed equity instruments	127	90

Current assets
Trade accounts receivable and bills receivable (i)	-	8,622
Balance as of December 31	1,450	10,143

Note:

(i)            As of December 31, 2019, bills receivable and certain trade accounts receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

25.   DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities
	December 31,		December 31,
	2018	2019	2018	2019
	RMB	RMB	RMB	RMB

Receivables and inventories	2,563	2,546	-	-
Payables	1,808	1,142	-	-
Cash flow hedges	1,131	116	(27)	(384)
Property, plant and equipment	15,427	16,463	(8,666)	(12,317)
Tax losses carried forward	3,709	3,594	-	-
Financial assets at fair value through other comprehensive income	117	131	(1)	(7)
Intangible assets	474	595	(535)	(508)
Others	174	318	(428)	(882)
Deferred tax assets/(liabilities)	25,403	24,905	(9,657)	(14,098)

As of December 31, 2018 and 2019, certain subsidiaries of the Company did not recognize deferred tax of deductible loss carried forward of RMB 18,308 and RMB 16,605, respectively, of which RMB 2,437 and RMB 1,992  were incurred for the years ended December 31, 2018 and 2019, respectively, because it was not probable that the future taxable profits will be realized. These deductible losses carried forward of RMB 3,163, RMB 3,156, RMB 5,938, RMB 2,356 and RMB 1,992 will expire in 2020, 2021, 2022, 2023, 2024 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. During the years ended December 31, 2018 and 2019, write-down of deferred tax assets amounted to RMB 188 and RMB 189 (Note 10).

25.   DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2017	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Acquisition of Shanghai SECCO	Balance as of December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	87	300	(5)	(1)	-	381
Payables	391	1,534	-	-	-	1,925
Cash flow hedges	(215)	9	313	8	-	115
Property, plant and equipment	(3,351)	8,475	287	(8)	(1,181)	4,222
Tax losses carried forward	2,477	(135)	(17)	-	-	2,325
Available-for-sale financial assets	-	117	-	-	-	117
Intangible assets	260	(27)	-	-	(569)	(336)
Others	(96)	44	4	-	(36)	(84)
Net deferred tax (liabilities)/assets	(447)	10,317	582	(1)	(1,786)	8,665

	Balance as of January 1, 2018	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Transferred from reserve	Balance as of December 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	381	2,176	3	3	-	2,563
Payables	1,925	(117)	-	-	-	1,808
Cash flow hedges	115	(10)	2,029	1	(1,031)	1,104
Property, plant and equipment	4,222	2,650	(130)	19	-	6,761
Tax losses carried forward	2,325	1,414	6	(36)	-	3,709
Available-for-sale financial assets	117	-	-	(117)	-	-
Financial assets at fair value through other comprehensive income	-	-	(1)	117	-	116
Intangible assets	(336)	273	-	2	-	(61)
Others	(84)	(142)	(2)	(26)	-	(254)
Net deferred tax assets/(liabilities)	8,665	6,244	1,905	(37)	(1,031)	15,746

	Balance as of January 1, 2019	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Transferred from reserve	Balance as of December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	2,563	(17)	-	-	-	2,546
Payables	1,808	(667)	-	1	-	1,142
Cash flow hedges	1,104	73	(1,195)	-	(250)	(268)
Property, plant and equipment	6,761	(2,575)	(39)	(1)	-	4,146
Tax losses carried forward	3,709	(151)	38	(2)	-	3,594
Financial assets at fair value through other comprehensive income	116	-	8	-	-	124
Intangible assets	(61)	148	-	-	-	87
Others	(254)	(196)	(49)	(65)	-	(564)
Net deferred tax assets/(liabilities)	15,746	(3,385)	(1,237)	(67)	(250)	10,807

26.   LONG-TERM PREPAYMENTS AND OTHER ASSETS

	December 31,
	2018	2019
	RMB	RMB

Operating rights of service stations	34,934	34,013
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	26,513	1,562
Prepayments for construction projects to third parties	5,502	3,926
Others (i)	24,459	25,925
Balance as of December 31	91,408	65,426

Note:

(i)                Others mainly comprise catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2018	2019
	RMB	RMB
Operating rights of service stations
Cost:
Balance as of January 1	48,613	52,216
Additions	3,948	1,494
Decreases	(345)	(161)
Balance as of December 31	52,216	53,549
Accumulated amortization:
Balance as of January 1	14,345	17,282
Additions	3,019	2,357
Decreases	(82)	(103)
Balance as of December 31	17,282	19,536
Net book value as of December 31	34,934	34,013

27.       SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	December 31,
	2018	2019
	RMB	RMB
Third parties’ debts
Short-term bank loans	17,088	25,709
RMB denominated	13,201	25,619
US Dollar (“USD”) denominated	3,887	90
Short-term other loans	300	22
RMB denominated	300	22
Current portion of long-term bank loans	12,074	1,790
RMB denominated	12,039	1,765
USD denominated	35	25
Current portion of long-term corporate bonds	-	13,000
RMB denominated	-	13,000
	12,074	14,790
	29,462	40,521
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	27,304	5,465
RMB denominated	3,061	2,709
USD denominated	22,780	2,236
Hong Kong Dollar (“HKD”) denominated	1,441	495
Euro denominated	22	25
Current portion of long-term loans	4,361	37,824
RMB denominated	4,361	37,824
	31,665	43,289
	61,127	83,810

The Group’s weighted average interest rates on short-term loans were 3.37% and 3.11% per annum as of December 31, 2018 and 2019, respectively. The above borrowings are unsecured.

27.       SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

		December 31,
	Interest rate and final maturity	2018	2019
		RMB	RMB
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum as of December 31, 2019 with maturities through 2034	31,025	31,714
USD denominated	Interest rates ranging from 1.55% to 4.29% per annum as of December 31, 2019 with maturities through 2031	109	75
		31,134	31,789
Corporate bonds (i)
RMB denominated	Fixed interest rates ranging from 3.70% to 4.90% per annum as of December 31, 2019 with maturities through 2022	20,000	20,000
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum as of December 31, 2019 with maturities through 2043	11,951	12,157
		31,951	32,157
Total third parties’ long-term debts		63,085	63,946
Less: Current portion		(12,074)	(14,790)
		51,011	49,156
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to 5.50% per annum as of December 31, 2019 with maturities through 2034	46,877	47,450
Less: Current portion		(4,361)	(37,824)
		42,516	9,626
		93,527	58,782

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortized cost.

Note:

(i)            These corporate bonds are carried at amortized cost. As of December 31, 2019, RMB 12,157 (USD denominated corporate bonds) are guaranteed by Sinopec Group Company.

28.  LEASE LIABILITIES

	January 1, 2019	December 31, 2019
	RMB	RMB
Lease liabilities
Current	13,894	15,198
Non-current	184,670	177,674
	198,564	192,872

29.  TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	December 31,
	2018	2019
	RMB	RMB

Amounts due to third parties	170,818	166,480
Amounts due to Sinopec Group Company and fellow subsidiaries	9,142	11,370
Amounts due to associates and joint ventures	6,381	10,108
	186,341	187,958
Bills payable	6,416	11,834
Trade accounts payable and bills payable measured at amortized cost	192,757	199,792

30.          CONTRACT LIABILITIES

As of December 31, 2018 and 2019, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognized within one year.

31.          OTHER PAYABLES

	December 31,
	2018	2019
	RMB	RMB

Salaries and welfare payable	7,312	4,769
Interest payable	634	612
Payables for constructions	54,992	50,612
Other payables	22,852	22,778
Financial liabilities carried at amortized costs	85,790	78,771
Taxes other than income tax	80,361	66,075
Balance as of December 31	166,151	144,846

32.           PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2017	2018	2019
	RMB	RMB	RMB

Balance as of January 1	36,918	39,407	42,007
Provision for the year	1,627	1,567	1,408
Accretion expenses	1,501	1,438	1,418
Decrease for the year	(467)	(598)	(2,439)
Exchange adjustments	(172)	193	44
Balance as of December 31	39,407	42,007	42,438

33.           SHARE CAPITAL

	December 31,
	2018	2019
	RMB	RMB
Registered, issued and fully paid
95,557,771,046 listed A shares (2018: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2018: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

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

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended December 31, 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended December 31, 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended December 31, 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

33.           SHARE CAPITAL (Continued)

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-capital ratio of the Group was 11.5% and 7.4% as of December 31, 2018 and 2019, respectively. The liability-to-asset ratio of the Group was 46.2% and 50.1% as of December 31, 2018 and 2019, respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 27 and 34, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

34.           COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and other assets under non-cancellable operating leases expiring within three months to thirty years. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

From January 1, 2019, the Group has recognized right-of-use assets for these leases, except for short-term and low-value leases, see Note 1(a) and Note 20 for further information.

As of December 31, 2018 and 2019, the future minimum lease payments under operating leases are as follows:

	December 31,
	2018	2019
	RMB	RMB

Within one year	15,625	-
Later than one year but not later than five years	55,882	-
Later than five years	281,287	-
	352,794	-

Capital commitments

As of December 31, 2018 and 2019, the capital commitments of the Group are as follows:

	December 31,
	2018	2019
	RMB	RMB

Authorized and contracted for (i)	141,045	138,088
Authorized but not contracted for	54,392	63,967
	195,437	202,055

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

34.           COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Note:

(i)                The investment commitments for the years ended December 31, 2018 and 2019 of the Group were RMB 5,553 and RMB 6,100, respectively.

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognized were approximately RMB 308, RMB 231 and RMB 179 for the years ended December 31, 2017, 2018 and 2019, respectively.

Estimated future annual payments are as follows:

	December 31,
	2018	2019
	RMB	RMB

Within one year	380	302
Between one and two years	79	69
Between two and three years	33	34
Between three and four years	28	30
Between four and five years	28	29
Thereafter	852	845
	1,400	1,309

Contingent liabilities

As of December 31, 2018 and 2019, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	December 31,
	2018	2019
	RMB	RMB

Joint ventures	5,033	7,100
Associates (ii)	12,168	10,140
Others (iii)	7,197	-
	24,398	17,240

34.           COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognizes any such losses under guarantees when those losses are reliably estimable. As of December 31, 2018 and 2019, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Notes:

(ii)              The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050. As of December 31, 2018 and 2019, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 12,168 and RMB 10,140.

(iii)           The Group provided a guarantee in respect to the loan of New Bright International Development Limited borrowed from Sinopec Overseas Oil & Gas Limited. As of December 31, 2019, the loan agreement was terminated, in consequence, the guarantee agreement was terminated.

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

The Group paid normal routine pollutant discharge fees of approximately RMB 7,851, RMB 7,940 and RMB 9,235 in the consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, respectively.

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

35.           BUSINESS COMBINATION

For the year ended December 31, 2019, significant business combination didn’t occur in the Group.

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

Based on the purchase price allocation performed, details of the purchase consideration, the net assets acquired and goodwill are as follows:

RMB
Purchase consideration
Acquisition date (October 26, 2017)
-Cash consideration for the purchase of 50% equity interest acquired	10,135
-Acquisition-date fair value of the 50% equity interest held before the acquisition	10,135
Total purchase consideration	20,270

The assets and liabilities recognized as a result of the acquisition are as follows:

Fair value
RMB

Cash and cash equivalents	5,653
Trade accounts receivable, net	538
Bills receivable	641
Inventories	1,702
Prepaid expenses and other current assets	2,130
Total current assets	10,664

Property, plant and equipment, net	9,587
Construction in progress	231
Deferred tax assets	11
Lease prepayments	1,920
Long-term prepayments and other assets	1,134
Total non-current assets	12,883

Total assets	23,547

Trade accounts payable	(2,092)
Accrued expenses and other payables	(1,517)
Income tax payable	(423)
Total current liabilities	(4,032)

Deferred tax liabilities (Note 25)	(1,786)
Net assets acquired	17,729
Goodwill (Note 21)	2,541

35.    BUSINESS COMBINATION (Continued)

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

36.  RELATED PARTY TRANSACTIONS

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

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Years ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB
Sales of goods	(i)	244,211	272,789	295,532
Purchases	(ii)	165,993	192,224	197,308
Transportation and storage	(iii)	7,716	7,319	8,206
Exploration and development services	(iv)	21,210	23,489	33,310
Production related services	(v)	20,824	28,472	38,668
Ancillary and social services	(vi)	6,653	6,664	3,098
Operating lease charges for land	(vii)	8,015	7,765	-
Operating lease charges for buildings	(vii)	510	521	-
Other operating lease charges	(vii)	626	869	-
Agency commission income	(viii)	127	113	116
Interest income	(ix)	807	848	1,066
Interest expense	(x)	554	1,110	1,334
Net deposits (placed with)/withdrawn from related parties	(ix)	(7,441)	6,457	5,350
Net funds obtained from related parties	(xi)	19,661	31,684	3,438

36.  RELATED PARTY TRANSACTIONS (Continued)

(a)    Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31, 2019 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

For the year ended December 31, 2019, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognized for the year ended December 31, 2019 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 8,518.

For the years ended December 31, 2018 and 2019, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land are RMB 7,636 and RMB 11,333. For the years ended December 31, 2018 and 2019, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for buildings are RMB 653 and RMB 518. For the years ended December 31, 2018 and 2019, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for others are RMB 836 and RMB 468.

As of December 31, 2018 and 2019, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 34. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 34.

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

(vi)               Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, and property maintenance.

(vii)            Operating lease charges represent the rental incurred for operating leases in respect of land, buildings and equipment leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures. No lease charges have incurred during the current year because of the adoption of IFRS 16 Leases.

(viii)         Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

36.    RELATED PARTY TRANSACTIONS (Continued)

(a)    Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

(ix)               Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2018 and 2019 were RMB 41,057 and RMB 35,707, respectively.

(x)                  Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)               The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended December 31, 2019. The terms of these agreements are summarized as follows:

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

36.    RELATED PARTY TRANSACTIONS (Continued)

(a)    Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

•                        On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on August 24, 2018, which took effect on January 1, 2019 and made adjustment to “Mutual Supply Agreement”, “Agreement for Provision of Cultural and Educational, Health Care and Community Services”, “Buildings Leasing Contract”, “Intellectual Property Contract” and “Land Use Rights Leasing Contract”, etc.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31,
	2018	2019
	RMB	RMB

Trade accounts receivable and bills receivable	7,555	12,968
Financial assets at fair value through other comprehensive income	-	407
Prepaid expenses and other current assets	7,665	12,723
Long-term prepayments and other assets	23,482	734
Total	38,702	26,832

Trade accounts payable and bills payable	17,530	25,296
Contract liabilities	3,273	4,464
Other payables	18,160	16,141
Other long-term liabilities	12,470	-
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	31,665	43,289
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	42,516	9,626
Lease liabilities (including to be paid within one year)	—	171,402
Total	125,614	270,218

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 27.

As of December 31, 2019, the current portion of long-term loans mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 from Sinopec Group Company (a state-owned enterprise) through Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As of and for the years ended December 31, 2018 and 2019, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

36.    RELATED PARTY TRANSACTIONS (Continued)

(b)    Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Years ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Short-term employee benefits	5,344	5,745	9,209
Retirement scheme contributions	424	351	536
	5,768	6,096	9,745

(c)     Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As of December 31, 2018 and 2019, the accrual for the contribution to post-employment benefit plans was not material.

(d)    Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organizations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

•      sales and purchases of goods and ancillary materials;

•      rendering and receiving services;

•      lease of assets;

•      depositing and borrowing money; and

•      uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

37.    EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 13.0% to 20.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2017, 2018 and 2019 were RMB 8,981, RMB 9,296 and RMB 11,665, respectively.

38.   SEGMENT REPORTING

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

(v)            Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

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

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group’s reportable segments is as follows:

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	69,168	93,499	111,114
Inter-segment sales	77,804	95,954	89,315
	146,972	189,453	200,429
Refining
External sales	132,478	148,930	141,674
Inter-segment sales	874,271	1,109,088	1,077,018
	1,006,749	1,258,018	1,218,692
Marketing and distribution
External sales	1,191,902	1,408,989	1,393,557
Inter-segment sales	3,962	5,224	4,159
	1,195,864	1,414,213	1,397,716
Chemicals
External sales	373,814	457,406	425,508
Inter-segment sales	49,615	73,835	54,865
	423,429	531,241	480,373
Corporate and others
External sales	533,108	716,789	828,635
Inter-segment sales	440,303	650,271	654,337
	973,411	1,367,060	1,482,972
Elimination of inter-segment sales	(1,445,955)	(1,934,372)	(1,879,694)
Sales of goods	2,300,470	2,825,613	2,900,488

Other operating revenues
Exploration and production	10,533	10,738	10,283
Refining	5,104	5,389	5,464
Marketing and distribution	28,333	32,424	33,247
Chemicals	14,314	15,492	14,861
Corporate and others	1,439	1,523	1,850
Other operating revenues	59,723	65,566	65,705

Sales of goods and other operating revenues	2,360,193	2,891,179	2,966,193

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Result
Operating (loss)/income
By segment
- Exploration and production	(45,944)	(10,107)	9,284
- Refining	65,007	54,827	30,632
- Marketing and distribution	31,569	23,464	29,107
- Chemicals	26,977	27,007	17,151
- Corporate and others	(4,484)	(9,293)	64
- Elimination	(1,655)	(3,634)	(40)
Total segment operating income	71,470	82,264	86,198
Share of profits/(losses) from associates and joint ventures
- Exploration and production	1,449	2,598	3,167
- Refining	989	109	(640)
- Marketing and distribution	2,945	3,155	3,309
- Chemicals	9,621	6,298	4,611
- Corporate and others	1,521	1,814	2,330
Aggregate share of profits from associates and joint ventures	16,525	13,974	12,777
Investment income/(losses)
- Exploration and production	40	(3)	(19)
- Refining	28	315	59
- Marketing and distribution	90	43	73
- Chemicals	86	596	578
- Corporate and others	18	920	228
Aggregate investment income	262	1,871	919
Net finance costs	(1,560)	1,001	(9,967)
Earnings before income tax	86,697	99,110	89,927

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	343,404	321,686	410,950
- Refining	273,123	271,356	321,080
- Marketing and distribution	309,727	317,641	399,242
- Chemicals	158,472	156,865	175,884
- Corporate and others	170,045	152,799	131,686
Total segment assets	1,254,771	1,220,347	1,438,842

Interest in associates and joint ventures	131,087	145,721	152,204
Available-for-sale financial assets	1,676	—	—
Financial assets at fair value through other comprehensive income	—	1,450	1,521
Deferred tax assets	15,131	21,694	17,616
Cash and cash equivalents, time deposits with financial institutions	165,004	167,015	127,927
Other unallocated assets	27,835	36,081	16,961
Total assets	1,595,504	1,592,308	1,755,071

Liabilities
Segment liabilities
- Exploration and production	99,568	94,170	167,933
- Refining	101,429	103,809	122,264
- Marketing and distribution	164,101	159,536	226,531
- Chemicals	35,293	37,413	54,462
- Corporate and others	117,781	144,216	137,881
Total segment liabilities	518,172	539,144	709,071

Short-term debts	55,338	29,462	40,521
Income tax payable	13,015	6,699	3,264
Long-term debts	55,804	51,011	49,156
Loans from Sinopec Group Company and fellow subsidiaries	68,631	74,181	52,915
Deferred tax liabilities	6,466	5,948	6,809
Other unallocated liabilities	25,188	29,328	17,500
Total liabilities	742,614	735,773	879,236

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Capital expenditure
Exploration and production	31,344	42,155	61,739
Refining	21,075	27,908	31,372
Marketing and distribution	21,539	21,429	29,566
Chemicals	23,028	19,578	22,438
Corporate and others	2,398	6,906	1,979
	99,384	117,976	147,094
Depreciation, depletion and amortization
Exploration and production	66,843	60,331	50,732
Refining	18,408	18,164	19,676
Marketing and distribution	15,463	16,296	21,572
Chemicals	12,873	13,379	13,966
Corporate and others	1,723	1,797	2,866
	115,310	109,967	108,812
Impairment losses on long-lived assets
Exploration and production	13,556	4,274	3
Refining	1,894	353	245
Marketing and distribution	675	264	80
Chemicals	4,922	1,374	17
Corporate and others	211	16	-
	21,258	6,281	345

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

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
External sales
Mainland China	1,758,365	2,119,580	2,131,078
Singapore	269,349	395,129	505,672
Others	332,479	376,470	329,443
	2,360,193	2,891,179	2,966,193

	December31,
	2017	2018	2019
	RMB	RMB	RMB
Non-current assets
Mainland China	979,329	989,668	1,235,676
Others	48,572	50,892	52,705
	1,027,901	1,040,560	1,288,381

39.   PRINCIPAL SUBSIDIARIES

As of December 31, 2019, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of Company	Particulars of issued capital	Interests held by the Company %	Interests held by non- controlling interests %	Principal activities
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,000	100.00	-	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	RMB 22,761	100.00	-	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 15,651	100.00	-	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	RMB 12,000	100.00	-	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	-	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	-	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	-	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	-	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	RMB 5,000	100.00	-	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited (“SOIH”)	USD 1,662	100.00	-	Investment holding of overseas business
Sinopec Catalyst Company Limited	RMB 1,500	100.00	-	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	-	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	RMB 9,628	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co. Limited (“Marketing Company”)	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Shanghai SECCO (Note 35)	RMB 7,801	67.60	32.40	Production and sale of petrochemical products
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.33	39.67	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK “)	RMB 7,193	59.00	41.00	Production, sale, research and development of petrochemical products, ethylene and downstream byproducts
Gaoqiao Petrochemical Company Limited	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 10,824	50.44	49.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	RMB 8,140	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

39.   PRINCIPAL SUBSIDIARIES (Continued)

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

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

Summarized consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	130,861	129,266	16,731	19,151	25,299	22,309	816	1,788	1,209	1,284	9,537	11,858	2,750	5,337
Current liabilities	(181,766)	(192,106)	(483)	(456)	(13,913)	(15,479)	(50)	(804)	(3,722)	(2,961)	(2,233)	(3,196)	(2,333)	(15,037)
Net current (liabilities)/ assets	(50,905)	(62,840)	16,248	18,695	11,386	6,830	766	984	(2,513)	(1,677)	7,304	8,662	417	(9,700)
Non-current assets	261,062	340,356	38,020	13,234	19,087	23,185	11,444	11,558	12,895	12,777	12,301	11,473	12,612	21,567
Non-current liabilities	(2,086)	(58,732)	(31,050)	(16,952)	(10)	(21)	(688)	(688)	(132)	(158)	(1,698)	(1,627)	-	(7)
Net non-current assets/(liabilities)	258,976	281,624	6,970	(3,718)	19,077	23,164	10,756	10,870	12,763	12,619	10,603	9,846	12,612	21,560
Net assets	208,071	218,784	23,218	14,977	30,463	29,994	11,522	11,854	10,250	10,942	17,907	18,508	13,029	11,860
Attributable to owners of the Company	141,244	148,256	5,266	6,308	15,295	14,998	5,761	5,927	6,165	6,583	12,105	12,511	8,469	6,997
Attributable to non-controlling interests	66,827	70,528	17,952	8,669	15,168	14,996	5,761	5,927	4,085	4,359	5,802	5,997	4,560	4,863

39.   PRINCIPAL SUBSIDIARIES (Continued)

Summarized consolidated statement of comprehensive income

Year ended	Marketing Company			SIPL			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO (ii)			Sinopec-SK
December 31,	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating Revenues	1,221,530	1,443,698	1,427,705	6,136	5,037	3,282	91,962	107,689	100,270	6,068	5,261	5,535	1,498	1,398	1,274	5,222	26,320	28,341	16,139	17,134	31,016
Net income for the year	27,520	22,046	22,992	1,075	3,272	2,831	6,154	5,336	2,227	2,726	1,576	477	1,046	1,065	1,131	726	3,099	3,137	2,730	1,879	701
Total Comprehensive income	26,986	22,589	23,362	396	4,536	2,693	6,153	5,336	2,235	2,726	1,576	477	1,146	1,067	1,140	726	3,099	3,137	2,730	1,879	701
Comprehensive income/(loss) attributable to non-controlling interests	9,033	7,794	8,289	(38)	2,737	1,651	3,052	2,645	1,113	1,363	788	238	433	399	433	235	1,004	1,016	956	658	245
Dividends paid to non-controlling interests	9,544	3,964	4,830	-	-	10,926	1,344	1,616	1,344	625	600	650	70	104	159	-	1,191	822	-	-	-

Summarized statement of cash flows

Year ended	Marketing Company			SIPL			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO (ii)			Sinopec-SK
December 31,	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	51,038	24,825	40,260	2,758	3,467	2,128	7,061	6,659	5,057	(558)	38	622	968	738	716	1,639	3,766	4,601	2,976	3,308	5,532
Net cash (used in)/generated from investing activities	(35,738)	8,339	(25,923)	(2,211)	4,096	678	(2,401)	(1,928)	(4,623)	225	(215)	(472)	193	648	397	5,567	(480)	(91)	(2,415)	(3,099)	(4,987)
Net cash (used in)/generated from financing activities	(16,499)	(32,084)	(21,535)	243	(5,419)	(116)	(2,590)	(3,507)	(1,737)	(158)	43	(163)	(1,093)	(1,551)	(1,208)	-	(3,676)	(2,050)	(631)	525	250
Net (decrease)/increase in cash and cash equivalents	(1,199)	1,080	(7,198)	790	2,144	2,690	2,070	1,224	(1,303)	(491)	(134)	(13)	68	(165)	(95)	7,206	(390)	2,460	(70)	734	795
Cash and cash equivalents as of January 1	14,373	12,921	14,142	3,045	3,605	5,993	5,441	7,504	8,742	717	226	92	289	343	198	-	7,205	6,817	134	64	798
Effect of foreign currency exchange rate changes	(253)	141	(43)	(230)	244	150	(7)	14	11	-	-	-	(14)	20	14	(1)	2	1	-	-	-
Cash and cash equivalents as of December 31	12,921	14,142	6,901	3,605	5,993	8,833	7,504	8,742	7,450	226	92	79	343	198	117	7,205	6,817	9,278	64	798	1,593

(ii)  The summarized consolidated statement of comprehensive income and the summarized statement of cash flow of Shanghai SECCO present the results from the acquisition date to December 31, 2017.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable and bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at FVOCI and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, trade accounts payable and bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

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

Credit risk

(i) Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable as of December 31, 2019, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable and bills receivable, financial assets at FVOCI and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii) Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is trade accounts receivable and bills receivable, financial assets at FVOCI and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Credit risk (Continued)

For trade accounts receivable and bills receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and bills receivable and financial assets at FVOCI.

To measure the expected credit losses, trade accounts receivable and bills receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2019 or January 1, 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivable and bills receivable and financial assets at FVOCI, based on which the Group generated its payment profile is listed in Note 15 and Note 24.

All of the entity’s other receivables (Note 17) are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The Group considers ‘low credit risk’ for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As of December 31, 2018 and 2019, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 387,748 and RMB 379,649 on an unsecured basis, at a weighted average interest rate of 3.87% and 3.57% per annum, respectively. As of December 31, 2018 and 2019, the Group’s outstanding borrowings under these facilities were RMB 21,236 and RMB 2,947 and were included in debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2018
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	29,462	30,123	30,123	-	-	-
Long-term debts	51,011	61,809	1,889	16,938	27,190	15,792
Loans from Sinopec Group Company and fellow subsidiaries	74,181	75,207	32,127	37,977	3,741	1,362
Derivative financial liabilities	13,571	13,571	13,571	-	-	-
Trade accounts payable and bills payable	192,757	192,757	192,757	-	-	-
Other payables	85,790	85,790	85,790	-	-	-
	446,772	459,257	356,257	54,915	30,931	17,154

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

	December 31, 2019
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	40,521	42,240	42,240	-	-	-
Long-term debts	49,156	62,903	952	6,271	25,189	30,491
Loans from Sinopec Group Company and fellow subsidiaries	52,915	54,508	43,623	985	7,088	2,812
Lease liabilities	192,872	367,711	16,488	15,676	45,008	290,539
Derivative financial liabilities	2,729	2,729	2,729	-	-	-
Trade accounts payable and bills payable	199,792	199,792	199,792	-	-	-
Other payables	78,771	78,771	78,771	-	-	-
	616,756	808,654	384,595	22,932	77,285	323,842

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

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD and lease liabilities denominated in Singapore Dollar (“SGD”). The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2018	2019
Gross exposure arising from loans and lease liabilities
USD	668	103
SGD	-	4

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk (Continued)

A 5 percent strengthening/weakening of RMB against the following currencies as of December 31, 2018 and 2019 would have increased/decreased net income for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2018.

	December 31,
	2018	2019
USD	172	27
SGD	-	1

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 27.

As of December 31, 2018, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 424. As of December 31, 2019, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 352. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2018.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of this risk.

As of December, 31, 2018 and 2019, the Group had certain commodity contracts of crude oil, refined oil product and chemical products designated as qualified cash flow hedges and economic hedges. As of December 31, 2018 and 2019, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 7,844 and RMB 788, respectively, and derivative financial liabilities of RMB 13,568 and RMB 2,728, respectively.

As of December 31, 2018, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net income for the year by approximately RMB 197 and increase/decrease the Group’s other reserves by approximately RMB 6,850. As of December 31, 2019, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s net income for the year by approximately RMB 3,134 and decrease/increase the Group’s other reserves by approximately RMB 4,289. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2018.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

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

•                      Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets at fair value through profit or loss:
- Structured deposits	-	-	25,550	25,550
- Equity investments, listed and at quoted market price	182	-	-	182
Derivative financial assets:
- Derivative financial assets	874	7,013	-	7,887
Financial assets at fair value through other comprehensive income:
- Equity investments	127	-	1,323	1,450
	1,183	7,013	26,873	35,069

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	5,500	8,071	-	13,571
	5,500	8,071	-	13,571

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets at fair value through profit or loss:
- Structured deposits	-	-	3,318	3,318
- Equity investments, listed and at quoted market price	1	-	-	1
Derivative financial assets:
- Derivative financial assets	128	709	-	837
Financial assets at fair value through other comprehensive income:
- Equity investments	90	-	1,431	1,521
- Trade accounts receivable and bills receivable	-	-	8,622	8,622
	219	709	13,371	14,299

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	1,209	1,520	-	2,729
	1,209	1,520	-	2,729

During the years ended December 31, 2018 and 2019, there was no transfer between instruments in Level 1 and Level 2.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(i)     Financial instruments carried at fair value (Continued)

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and trade accounts receivable and bills receivable classified as Level 3 financial assets.

(ii)    Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range between 2.76% to 4.90% and 2.37% to 4.90% for the years ended December 31, 2018 and 2019, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries as of December 31, 2018 and 2019:

	December 31,
	2018	2019
	RMB	RMB

Carrying amount	63,085	63,946
Fair value	62,656	62,594

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganization of the Group, the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as of December 31, 2018 and 2019.

41.    ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

41.    ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

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

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

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

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

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

41.    ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

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

42.    EVENTS AFTER THE BALANCE SHEET DATE

In early 2020, the outbreak of Coronavirus Disease 2019 (“COVID-19”) has significant impacts on the consumption of refined oil products and sales of chemical products of the Group. The Group has taken a series of strong and effective measures, and has coordinated the prevention and control of the COVID-19 and the resumption of work and production with all-out efforts to minimize its impact.

International crude oil prices dropped significantly in March 2020 under the impact of the outbreak of the COVID-19 and the breakdown of OPEC’s production reduction negotiation, which has a significant impact on the Group’s operation.

The COVID-19 and international crude oil prices drop in March 2020 are events arose after the balance sheet date, which are non-adjusting events after the balance sheet date. The Group will keep continuous attention on the situation of the COVID-19 and future fluctuation in oil prices, take responsive tackling measures, and assess the impact on the financial position and operating results of the Group after the balance sheet date. Up to the date of the issuance of the consolidated financial statements, the assessment is still in progress.

43.    PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2019 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

44.    RESERVES

	2018	2019
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	26,326	26,053
Transaction with non-controlling interests	(12)	2,933
Others	(261)	7
Balance as of December 31	26,053	28,993

Share premium (Note (b))
Balance as of January 1	55,850	55,850
Balance as of December 31	55,850	55,850

Statutory surplus reserve (Note (c))
Balance as of January 1	82,682	86,678
Appropriation	3,996	3,745
Balance as of December 31	86,678	90,423

Discretionary surplus reserve
Balance as of January 1	117,000	117,000
Balance as of December 31	117,000	117,000

Other reserves
Change in accounting policy	(12)	—
Balance as of January 1	(2,946)	(4,477)
Other comprehensive income	(7,618)	5,415
Amounts transferred to initial carrying amount of hedged items	5,269	1,038
Others	818	(35)
Balance as of December 31	(4,477)	1,941

Retained earnings (Note (d))
Change in accounting policy	12	—
Balance as of January 1	326,137	315,109
Net income attributable to owners of the Company	61,618	57,465
Final dividend inspect of the previous year, approved and paid during the year (Note (e))	(48,428)	(31,479)
Interim dividend (Note (f))	(19,371)	(14,529)
Appropriation	(3,996)	(3,745)
Others	(851)	51
Balance as of December 31	315,109	322,872
	596,213	617,079

44.    RESERVES (Continued)

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

(c)          According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its net income determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“CASs”),  adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the years ended December 31, 2017, 2018 and 2019, the Company transferred RMB 3,042, RMB 3,996 and RMB 3,745 respectively, being 10% of the net income determined in accordance with the accounting policies complying with CASs.

(d)         As of December 31, 2018 and 2019, the amount of retained earnings available for distribution was RMB 143,148 and RMB 130,645, respectively, being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 27, 2020, final dividends in respect of the year ended December 31, 2019 of RMB 0.19 per share totaling RMB 23,004 were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend for the year ended December 31, 2019 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(e)          Pursuant to the shareholders’ approval at the Annual General Meeting on May 15, 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 according to total shares as of June 4, 2018 was approved. All dividends have been paid in the year ended December 31, 2018.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 9, 2019, a final dividend of RMB 0.26 per share totaling RMB 31,479 according to total shares as of June 10, 2019 was approved. All dividends have been paid in the year ended December 31, 2019.

(f)           Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 24, 2018, the directors authorized to declare the interim dividends for the year ended December 31, 2018 of RMB 0.16 per share totaling RMB 19,371. Dividends were paid on September 12, 2018.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 23, 2019, the directors authorized to declare the interim dividends for the year ended December 31, 2019 of RMB 0.12 per share totaling RMB 14,529. Dividends were paid on September 17, 2019.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

In accordance with “Accounting Standards Codification (ASC) Topic 932 Extractive Activities — Oil and Gas”, issued by the Financial Accounting Standards Board of the United States, “Rule 4-10 of Regulation S-X”, issued by Securities and Exchange Commission (SEC), and in accordance with “Industrial Information Disclosure Guidelines for Public Company — No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at December 31, 2018 and 2019, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2017			2018			2019
	RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries
The Group
Property cost, wells and related equipments and facilities	667,657	625,621	42,036	695,724	651,531	44,193	727,552	684,246	43,306
Supporting equipments and facilities	210,711	210,694	17	199,321	199,304	17	202,208	202,192	16
Uncompleted wells, equipments and facilities	41,397	41,389	8	40,778	40,770	8	46,712	46,526	186
Total capitalized costs	919,765	877,704	42,061	935,823	891,605	44,218	976,472	932,964	43,508
Accumulated depreciation, depletion, amortization and impairment losses	(601,318)	(565,651)	(35,667)	(658,093)	(618,593)	(39,500)	(702,392)	(661,177)	(41,215)
Net capitalized costs	318,447	312,053	6,394	277,730	273,012	4,718	274,080	271,787	2,293
Equity method investments
Share of net capitalized costs of associates and joint ventures	6,357	-	6,357	6,304	-	6,304	5,743	-	5,743
Total of the Group’s and its equity method investments’ net capitalized costs	324,804	312,053	12,751	284,034	273,012	11,022	279,823	271,787	8,036

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table II: Costs incurred in oil and gas exploration and development

	Years ended December 31,
	2017			2018			2019
	RMB			RMB			RMB
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Exploration	11,589	11,589	-	12,108	12,108	-	16,295	16,295	-
Development	30,844	30,710	134	27,453	27,329	124	37,412	37,245	167
Total costs incurred	42,433	42,299	134	39,561	39,437	124	53,707	53,540	167
Equity method investments
Share of costs of exploration and development of associates and joint ventures	724	-	724	793	-	793	747	-	747
Total of the Group’s and its equity method investments’ exploration and development costs	43,157	42,299	858	40,354	39,437	917	54,454	53,540	914

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table III: Results of operations related to oil and gas producing activities

	Years ended December 31,
	2017			2018			2019
	RMB			RMB			RMB
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Revenues
Sales	43,644	43,644	-	57,860	57,860	-	59,552	59,262	290
Transfers	73,447	67,311	6,136	89,569	84,532	5,037	83,633	80,641	2,992
	117,091	110,955	6,136	147,429	142,392	5,037	143,185	139,903	3,282
Production costs excluding taxes	(46,311)	(44,977)	(1,334)	(47,227)	(45,953)	(1,274)	(47,969)	(46,725)	(1,244)
Exploration expenses	(11,089)	(11,089)	-	(10,744)	(10,744)	-	(10,510)	(10,510)	-
Depreciation, depletion, amortization and impairment losses	(80,399)	(74,856)	(5,543)	(62,832)	(60,877)	(1,955)	(48,630)	(47,580)	(1,050)
Taxes other than income tax	(8,726)	(8,726)	-	(11,400)	(11,400)	-	(9,395)	(9,395)	-
Earnings before taxation	(29,434)	(28,693)	(741)	15,226	13,418	1,808	26,681	25,693	988
Income tax expense	1,188	-	1,188	709	-	709	338	-	338
Results of operation from producing activities	(28,246)	(28,693)	447	15,935	13,418	2,517	27,019	25,693	1,326
Equity method investments
Revenues
Sales	8,080	-	8,080	9,530	-	9,530	9,325	-	9,325
	8,080	-	8,080	9,530	-	9,530	9,325	-	9,325
Production costs excluding taxes	(2,748)	-	(2,748)	(2,455)	-	(2,455)	(2,516)	-	(2,516)
Exploration expenses	-	-	-	-	-	-	-	-	-
Depreciation, depletion, amortization and impairment losses	(1,243)	-	(1,243)	(1,163)	-	(1,163)	(1,124)	-	(1,124)
Taxes other than income tax	(3,628)	-	(3,628)	(4,075)	-	(4,075)	(4,068)	-	(4,068)
Earnings before taxation	461	-	461	1,837	-	1,837	1,617	-	1,617
Income tax expense	(347)	-	(347)	(667)	-	(667)	(486)	-	(486)
Share of net income for producing activities of associates and joint ventures	114	-	114	1,170	-	1,170	1,131	-	1,131
Total of the Group’s and its equity method investments’ results of operations for producing activities	(28,132)	(28,693)	561	17,105	13,418	3,687	28,150	25,693	2,457

The results of operations for producing activities for the years ended December 31, 2017, 2018 and 2019 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2017, 2018 and 2019 are shown in the following table.

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

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information (Continued)

	Years ended December 31,
	2017			2018			2019
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Proved developed and Undeveloped reserves (oil) (million barrels)
Beginning of year	1,256	1,216	40	1,293	1,261	32	1,367	1,339	28
Revisions of previous estimates	151	148	3	160	158	2	81	85	(4)
Improved recovery	90	86	4	95	90	5	160	160	-
Extensions and discoveries	60	60	-	79	79	-	98	98	-
Production	(264)	(249)	(15)	(260)	(249)	(11)	(256)	(249)	(7)
End of year	1,293	1,261	32	1,367	1,339	28	1,450	1,433	17
Non-controlling interest in proved developed and undeveloped reserves at the end of year	14	-	14	12	-	12	8	-	8
Proved developed reserves
Beginning of year	1,120	1,080	40	1,156	1,124	32	1,271	1,244	27
End of year	1,156	1,124	32	1,271	1,244	27	1,343	1,326	17
Proved undeveloped reserves
Beginning of year	136	136	-	137	137	-	96	95	1
End of year	137	137	-	96	95	1	107	107	-
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,160	7,160	-	6,985	6,985	-	6,793	6,793	-
Revisions of previous estimates	(107)	(107)	-	(40)	(40)	-	123	123	-
Improved recovery	72	72	-	142	142	-	469	469	-
Extensions and discoveries	769	769	-	680	680	-	875	875	-
Production	(909)	(909)	-	(974)	(974)	-	(1,044)	(1,044)	-
End of year	6,985	6,985	-	6,793	6,793	-	7,216	7,216	-
Proved developed reserves
Beginning of year	6,436	6,436	-	6,000	6,000	-	5,822	5,822	-
End of year	6,000	6,000	-	5,822	5,822	-	6,026	6,026	-
Proved undeveloped reserves
Beginning of year	724	724	-	985	985	-	971	971	-
End of year	985	985	-	971	971	-	1,190	1,190	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information (Continued)

	Years ended December 31,
	2017			2018			2019
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries

Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	296	-	296	306	-	306	299	-	299
Revisions of previous estimates	12	-	12	12	-	12	(8)	-	(8)
Improved recovery	8	-	8	4	-	4	2	-	2
Extensions and discoveries	20	-	20	5	-	5	25	-	25
Production	(30)	-	(30)	(28)	-	(28)	(28)	-	(28)
End of year	306	-	306	299	-	299	290	-	290
Proved developed reserves
Beginning of year	273	-	273	273	-	273	261	-	261
End of year	273	-	273	261	-	261	245	-	245
Proved undeveloped reserves
Beginning of year	23	-	23	33	-	33	38	-	38
End of year	33	-	33	38	-	38	45	-	45
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	18	-	18	12	-	12	13	-	13
Revisions of previous estimates	(2)	-	(2)	2	-	2	(1)	-	(1)
Improved recovery	-	-	-	2	-	2	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Production	(4)	-	(4)	(3)	-	(3)	(3)	-	(3)
End of year	12	-	12	13	-	13	9	-	9
Proved developed reserves
Beginning of year	18	-	18	12	-	12	13	-	13
End of year	12	-	12	13	-	13	9	-	9
Proved undeveloped reserves
Beginning of year	-	-	-	-	-	-	-	-	-
End of year	-	-	-	-	-	-	-	-	-
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,552	1,216	336	1,559	1,261	338	1,666	1,339	327
End of year	1,599	1,261	338	1,666	1,339	327	1,740	1,433	307
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,178	7,160	18	6,997	6,985	12	6,806	6,793	13
End of year	6,997	6,985	12	6,806	6,793	13	7,225	7,216	9

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table V: Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of “ASC Topic 932 Extractive Activities — Oil and Gas”, “SEC Rule 4-10 of Regulation S-X”, and “Industrial Information Disclosure Guidelines for Public Company — No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price adjusted for differential for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2017, 2018 and 2019 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2017			2018			2019
	RMB			RMB			RMB
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Future cash flows	639,336	628,187	11,149	868,058	854,563	13,495	869,402	856,037	13,365
Future production costs	(292,789)	(287,914)	(4,875)	(381,893)	(376,532)	(5,361)	(384,417)	(377,692)	(6,725)
Future development costs	(24,999)	(20,314)	(4,685)	(22,310)	(19,300)	(3,010)	(27,065)	(22,216)	(4,849)
Future income tax expenses	(1,374)	-	(1,374)	(42,728)	(40,651)	(2,077)	(40,720)	(39,634)	(1,086)
Undiscounted future net cash flows	320,174	319,959	215	421,127	418,080	3,047	417,200	416,495	705
10% annual discount for estimated timing of cash flows	(97,082)	(97,115)	33	(126,910)	(126,617)	(293)	(126,203)	(126,175)	(28)
Standardized measure of discounted future net cash flows	223,092	222,844	248	294,217	291,463	2,754	290,997	290,320	677
Discounted future net cash flows attributable to non-controlling interests	112	-	112	1,239	-	1,239	305	-	305

Equity method investments
Future cash flows	43,587	-	43,587	48,778	-	48,778	41,796	-	41,796
Future production costs	(12,131)	-	(12,131)	(12,462)	-	(12,462)	(13,141)	-	(13,141)
Future development costs	(4,692)	-	(4,692)	(4,433)	-	(4,433)	(5,603)	-	(5,603)
Future income tax expenses	(4,406)	-	(4,406)	(5,632)	-	(5,632)	(3,995)	-	(3,995)
Undiscounted future net cash flows	22,358	-	22,358	26,251	-	26,251	19,057	-	19,057
10% annual discount for estimated timing of cash flows	(9,803)	-	(9,803)	(13,012)	-	(13,012)	(8,852)	-	(8,852)
Standardized measure of discounted future net cash flows	12,555	-	12,555	13,239	-	13,239	10,205	-	10,205
Total of the Group’s and its equity method investments’ results of standardized measure of discounted future net cash flows	235,647	222,844	12,803	307,456	291,463	15,993	301,202	290,320	10,882

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table VI: Changes in the standardized measure of discounted cash flows

	Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
The Group
Sales and transfers of oil and gas produced, net of production costs	(62,054)	(88,802)	(85,821)
Net changes in prices and production costs	7,487	98,952	(25,442)
Net changes in estimated future development cost	(7,320)	(5,468)	(10,108)
Net changes due to extensions, discoveries and improved recoveries	29,799	41,385	61,465
Revisions of previous quantity estimates	20,608	22,040	12,995
Previously estimated development costs incurred during the year	5,747	9,507	9,737
Accretion of discount	20,909	22,405	32,407
Net changes in income taxes	(231)	(28,894)	1,547
Net changes for the year	14,945	71,125	(3,220)
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(1,704)	(3,001)	(2,741)
Net changes in prices and production costs	2,479	1,620	(2,804)
Net changes in estimated future development cost	(856)	(196)	(881)
Net changes due to extensions, discoveries and improved recoveries	1,205	341	1,321
Revisions of previous quantity estimates	688	818	(423)
Previously estimated development costs incurred during the year	206	272	355
Accretion of discount	967	1,196	1,438
Net changes in income taxes	(621)	(366)	701
Net changes for the year	2,364	684	(3,034)
Total of the Group’s and its equity method investments’ results of net changes for the year	17,309	71,809	(6,254)