Form 20-F
period 2020-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2021-04-20
CIK 1123658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

1

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

Conversion Conventions

Unless otherwise specified, conversion of crude oil from tonnes to barrels are made at a rate of one tonne to 7.10 barrels for crude oil we produced domestically and one tonne to 7.21, 7.21 and 7.20 barrels for the years ended December 31, 2018, 2019 and 2020, respectively, for crude oil we produced overseas. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet; and 6,000 cubic feet of natural gas is converted to one BOE.

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

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars in this annual report were made at RMB6.8976 to US$1.00, the average of mid-point exchange rates of Renminbi as published by the PRC State Administration of Foreign Exchange (SAFE) for the year of 2020. We do not suggest that the Renminbi or US dollar amount can be converted to US dollars or Renminbi, as appropriate, at this exchange rate or any specific exchange rate.

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

These statements are based on assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3. Key Information—D. Risk Factors” and the following:

•	fluctuations in crude oil and natural gas prices,

•	fluctuations in prices of our refined oil and chemical products,

•	failures or delays in achieving production from development projects,

•	failures to receive oil and gas storage and transportation services subject to terms we desire,

•	potential acquisitions and other business opportunities,

•	general economic, market and business conditions, and

•	other risks and factors beyond our control.

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

The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from, and should be read in conjunction with, the audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data (except per ADS data) and consolidated cash flows data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from our consolidated financial statements as restated as indicated hereinafter which are not included elsewhere in this annual report.

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

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Statement of Income Data(1)(4)(5):
Operating revenues	1,923,273	2,348,932	2,882,077	2,959,799	2,105,984
Operating expenses	(1,845,609)	(2,277,115)	(2,799,513)	(2,873,425)	(2,092,791)
Operating income	77,664	71,817	82,564	86,374	13,193
Earnings before income tax	80,544	86,964	99,339	90,022	48,143
Income tax expense	(20,715)	(16,291)	(20,278)	(17,939)	(6,219)
Net income attributable to owners of the Company	46,884	51,384	61,708	57,493	33,096
Basic earnings per share(3)	0.387	0.424	0.510	0.475	0.273
Basic earnings per ADS(3)	38.72	42.44	50.97	47.49	27.34
Diluted earnings per share(3)	0.387	0.424	0.510	0.475	0.273
Diluted earnings per ADS(3)	38.72	42.44	50.97	47.49	27.34
Declared cash dividend per share	0.249	0.500	0.420	0.310	0.200
Segment Operating Income/(Loss)
Exploration and production	(36,641)	(45,944)	(10,107)	9,284	(16,476)
Refining	56,265	65,007	54,827	30,632	(5,555)
Marketing and distribution	32,153	31,569	23,464	29,107	20,828
Chemicals	21,094	27,324	27,307	17,327	10,372
Corporate and others	3,212	(4,484)	(9,293)	64	(393)
Elimination of inter-segment sales	1,581	(1,655)	(3,634)	(40)	4,417
Operating income	77,664	71,817	82,564	86,374	13,193
Shares
Basic weighted average number of A and H shares	121,071,209,646	121,071,209,646	121,071,209,646	121,071,209,646	121,071,209,646
Diluted weighted average number of A and H shares	121,071,209,646	121,071,209,646	121,071,209,646	121,071,209,646	121,071,209,646

	As of December 31,
	2016	2017	2018	2019	2020
	(RMB in millions, except per share, per ADS data and number of shares)
Consolidated Balance Sheet Data(1)(4):
Cash and cash equivalents	124,513	113,389	111,927	60,438	87,559
Total current assets	413,322	530,610	505,471	447,310	455,395
Total non-current assets	1,089,911	1,069,984	1,091,930	1,312,976	1,278,410
Total assets	1,503,233	1,600,594	1,597,401	1,760,286	1,733,805
Total current liabilities	(488,292)	(582,711)	(568,611)	(579,978)	(522,190)
Short-term debts and loans from Sinopec Group Company and fellow subsidiaries (including current portion of long-term debts)	(76,819)	(82,649)	(63,127)	(83,810)	(29,033)
Long-term debts and loans from Sinopec Group Company and fellow subsidiaries (excluding current portion of long-term debts)	(117,502)	(99,174)	(93,581)	(58,834)	(83,815)
Total equity attributable to owners of the Company	(711,954)	(727,000)	(718,077)	(738,946)	(741,494)
Total equity	(833,000)	(854,509)	(857,998)	(877,304)	(882,858)

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(RMB in millions, except per share, per ADS data and number of shares)
Statement of Cash Flow and Other Financial Data(1)(4):
Net cash generated from operating activities	214,341	191,166	175,937	153,619	167,518
Net cash used in financing activities	(92,880)	(56,562)	(111,269)	(84,204)	(36,955)
Net cash used in investing activities	(66,254)	(145,375)	(66,648)	(121,051)	(102,203)
Capital expenditure Exploration and production
Exploration and production	32,187	31,344	42,155	61,739	56,416
Refining	14,347	21,075	27,908	31,372	24,722
Marketing and distribution	18,493	21,539	21,429	29,566	25,403
Chemicals	8,849	23,028	19,578	22,438	26,202
Corporate and others	2,580	2,398	6,906	1,979	2,312
Total	76,456	99,384	117,976	147,094	135,055

(1)	The acquisition of 55% equity interest of Shanghai Gaoqiao Petrochemical Co., Ltd. (“Gaoqiao”) in 2016 from Sinopec Group Company were considered as “combination of entities under common control” and accounted in a manner of predecessor value accounting. Accordingly, the acquired assets and liabilities have been accounted for at historical cost and the consolidated financial statements for periods prior to the combinations have been restated to include the financial condition and results of operation of these acquired business on a combined basis.

(2)	In 2020, the Company entered into an Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of Sinopec Baling Petrochemical Co. Ltd (“Baling Petrochemical”). After the capital injection, the Company remained to hold 55% of Baling Petrochemical’s voting rights and was still able to control Baling Petrochemical. As Sinopec Group Company controls both the Company and SAMC, the transaction described above between Sinopec and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of which SAMC subscribed have been accounted for at historical cost, and the consolidated financial statements of the Company prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Baling Branch of SAMC on a combined basis. Such acquisition shall be deemed as business reorganization.

(3)	Basic earnings per share have been computed by dividing net income attributable to equity shareholders of our company by the weighted average number of shares in issue. Basic and diluted earnings per ADS have been computed as if all of our issued and authorized ordinary shares, including domestic shares and H shares, are represented by ADSs during each of the years presented. Each ADS represents 100 ordinary shares.

(4)	We have adopted IFRS Standard 16 “Leases” from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from such standard were therefore recognized in the opening balance sheet on January 1, 2019.

(5)	The Company and Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Company Limited (“Marketing Company”), the subsidiaries of the Company entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Assets and the Agreement on Additional Issuance of Equity to Purchase Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), on July 21, 2020 and on July 23, 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose target business, including equity interests in the relevant companies, oil and gas pipeline and ancillary facilities, to PipeChina. The above transactions were considered and approved by the 15th Session of 7th Directorate Meeting on July 23, 2020 and the second Extraordinary General Meeting on September 28, 2020. The transaction consideration was mainly additional issuance of equity and/or cash payment by PipeChina and the gain on above transactions was RMB 37,731 million.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves. Our exploration and development activities for additional reserves also expose us to inherent risks associated with drilling, including the risk that no proved oil or natural gas reserves might be discovered. Exploring for, developing and acquiring reserves is highly risky and capital intensive. The fluctuation in the prices of crude oil and natural gas will impact the amount of our proved oil or natural gas reserves. In the low oil price environment, only large scale, high quality reserves meet our development criteria, and some exploration projects may not be viable and thus cannot be carried forward, potentially leading to failure in supplementing our oil and natural gas reserves with additional reserves through future exploration. Without reserve additions through further exploration and development or acquisition activities, or if the prices of crude oil and natural gas fall sharply, our reserves and production will decline over time, which may adversely affect our results of operations and financial condition.

We rely heavily on outside suppliers for crude oil and other raw materials, and we may even experience disruption of our ability to obtain crude oil and other raw materials.

We purchased a significant portion of crude oil and other feedstock from outside suppliers located in different countries and regions in the world, of which certain amount of the crude oil processed by our refinery business was sourced from countries or regions that were on the sanction list published and administered by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of Treasury, including Iran and Sudan region. In addition, our business growth requires us to source an increasing amount of crude oil from outside suppliers. While we purposely source our crude oil from a diversified portfolio of outside suppliers to avoid any potential disruptions to our normal business operations, we are subject to the political, geographical and economic risks associated with these countries and areas. If our contractual relationships with one or more outside suppliers were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

Starting from January 2016, the United States suspended most secondary sanctions (i.e., those covering non-U.S. persons) pursuant to the terms of the Joint Comprehensive Plan of Action (the “JCPOA”). In May 2018, the United States withdrew from the JCPOA. Effective on November 5, 2018, all U.S. sanctions on Iran including those on the crude oil and petrochemical sectors were re-imposed, with eight countries and regions including China granted temporary “significant reduction exceptions” as exemptions to such sanctions to allow the importation of crude oil from Iran, which expired on May 2, 2019. As U.S. sanctions on Iran have been resumed, we may be unable to source crude oil from Iran or be subject to secondary sanctions resulting from importing crude oil from Iran, which may have further adverse impact on us, including but not limited to being prohibited from conducting certain business and financing activities that relate to the United States, and in turn materially and adversely impact our ADS trading price, results of operations and financial condition.

We rely on our collaboration relationship with PipeChina for the use of certain oil and gas storage and pipeline facilities. Any adverse change to our collaboration with PipeChina may materially impact our business operation and financial status.

In September 2020, we closed the transaction with PipeChina, pursuant to which we sold certain oil and gas storage and pipeline facilities to PipeChina in exchange for approximately 14% of registered capital of, and cash paid by, PipeChina as consideration. We have entered into long-term service agreement with respect to the use of oil and gas storage and pipeline facilities with PipeChina, pursuant to which PipeChina shall provide us with oil and gas transportation and storage services on the agreed terms including, among others, that PipeChina shall meet our demand of service following the agreed service specifications and standards.

Due to the special nature of our business operations, especially our production, refining and distribution activities, the successful execution of our business operation plan will depend on our access to long-term and high-quality performance of oil and gas storage and transportation services that are satisfactory to us, through investing in self-operated storage and pipeline facilities as we did prior to the transaction with PipeChina, and/or through purchasing storage and transportation services from PipeChina and other third parties. Considering the difficulty of the construction of the oil and gas pipeline, storage and other ancillary facilities, which involves time-consuming construction of major capital expenditure projects that are subject to regulatory approvals, we expect that, in the foreseeable future, it would be hard for us to promptly construct, develop and commission oil and gas pipeline, storage and other ancillary facilities, and our main production sites will be connected with and supported by pipelines and storage facilities owned by PipeChina. As a result, the smooth operation of our business in the future will partially depend upon our harmonious collaboration relationship with PipeChina based on service agreement(s) between us and PipeChina. We do not have control over PipeChina, and all key terms of service agreements between us and PipeChina shall be determined based on the applicable laws and regulations as well as the result of arm’s-length commercial negotiations between us and PipeChina, as a result of which we cannot guarantee that we will continue to secure service from PipeChina on current or desirable terms. If we cannot continue to receive service from PipeChina at terms we desire, the operation of our business may be interrupted, and the results of our operations and our financial condition may be materially impacted.

Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined oil products and petrochemical products involve a number of operating hazards. Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products, refined oil products and chemical products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third-party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the property of others. There is also risk of mechanical failure and equipment shutdowns both in general and subsequent unforeseen events. In certain situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to being shut down. Even though we have a strong institutional focus on the safety of our operations and have implemented health, safety, security and environment (HSSE) management system within our company and developed an integral risk evaluation and management platform, “PHAMS,” to conduct dynamical and quantitative management and control of relevant risks with the view to preventing accidents, and reducing personal injuries, property losses and environment pollution, our preventative measures may not be effective. We also maintain insurance coverage on our property, plant, equipment, inventory and potential third party liability, but our insurance coverage may not be sufficient to cover all the financial losses caused by the operation risks and natural disasters. Significant operating hazards and natural disasters may cause interruption to our operations, property or environmental damages as well as personal injuries, and each of these incidents could have a material adverse effect on our financial condition and results of operations.

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

The estimate of reserves is affected by, among other things:

•	the quality and quantity of technical and economic data;

•	the prevailing oil and gas prices applicable to our production;

•	the production performance of the reservoirs; and

•	the production plans.

In addition, new drilling, testing and production results achieved following completion of the estimates may cause substantial upward or downward revisions in the estimates.

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

Exploring for, developing and producing crude oil and natural gas fields are capital-intensive activities involving a high degree of risk. Our ability to undertake exploration, development and production activities and make the necessary capital expenditures and investments is subject to many risks, contingencies and other uncertainties, which may prevent our oil and gas business from achieving the desired results, or which may significantly increase the expenditures and investments that our oil and gas business makes, including, but not limited to, the following:

•	ability to generate sufficient cash flows from operations to finance our expenditures, investments and other requirements, which are affected by changes in crude oil and natural gas prices and sales volumes, and other factors;

•	availability and terms of external financing;

•	mix of exploration and development activities conducted on an independent basis and those conducted jointly with other partners;

•	extent to which our ability to influence or adjust plans for exploration and development related expenditures is limited under joint operating agreements for those projects in which we have partners;

•	government approvals required for exploration and development-related expenditures and investments in jurisdictions in which we conduct business; and

•	economic, political and other conditions in jurisdictions in which we conduct business.

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

Our development projects and production activities may be curtailed, delayed or cancelled for many reasons, including equipment shortages or failures, natural hazards, unexpected drilling conditions, mechanical and technical difficulties caused by complex geological conditions and operating errors by our employees. These projects and activities, which include projects focused on non-conventional oil and gas exploration and development, will also often require the use of new and advanced technologies that may be expensive to develop, purchase and implement, and may not function as expected. There is a risk that any development project that we undertake may not yield expected returns. In addition, our development projects and production activities, particularly those in remote areas, could become less profitable, or unprofitable, if we experience a prolonged period of low oil or gas prices or cost overruns.

Our business may be adversely affected by actions and regulations prompted by global climate changes.

Many nations in the world have reached consensus on the importance and urgency of addressing climate change. The oil and gas industry in which we operate is drawing increasing concerns about global climate change in recent years. A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. The Paris Agreement on climate change adopted in December 2015 has placed binding commitments on nations that have ratified it since November 2016, which may lead to more stringent national and regional measures in the near future. Compliance with these measures could result in substantial impact on capital expenditure, profit and strategic growth opportunities. In addition, China has undertaken to strive to peak the CO2 emissions by 2030 or earlier and strive hard to achieve carbon neutrality by 2060, if possible, and to increase the non-fossil fuel share of all energy to around 25%by 2030 while reducing the CO2 emissions by no less than 65% as compared with 2005. China has also implemented a national carbon emissions trading scheme in 2017, with power generation industry included initially, and will gradually expand the industry coverage after the market matures. As most of our domestic subsidiaries may be recognized as emission-control enterprises, such change could have certain effect on our business operations.

Our overseas businesses may be adversely affected by changes of overseas government policies and business environment.

We have operations and assets and may seek new opportunities in various countries and regions, including countries in Africa, South America, Central Asia , Russia and certain other regions, some of which are deemed to be subject to a high degree of political risk. The operations in these countries and regions may experience debt divergence, changes in taxation and foreign exchange controls, legal litigations, deterioration in compliance management environments or public security, market fluctuations and oil and gas price fluctuations, changes in political situations and sanctions rules and policies, investment decision risk, safety production and equipment integrity risk. Occurrence of any of these conditions could disrupt or curtail our operations or development activities. These events may also limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and the significant capital expenditure required by those projects.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the H shares or ADSs.

A non-United States corporation, such as our company, will be a “passive foreign investment company” (PFIC), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) produce or are held for the production of passive income. Depending upon the value of our assets, which may be determined based, in part, on the market price of our H shares or ADSs, and the nature of our assets and income over time, we could be classified as a PFIC for United States federal income tax purposes. Based on our income and assets and the market price of our H shares or ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we expend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become classified as a PFIC, a US Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the H shares or ADSs and on the receipt of distributions on the H shares or ADSs to the extent such gains or distributions are treated as an “excess distribution” under the United States federal income tax rules. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

Our operations may be adversely affected by cyber-attacks or similar disruptions.

We have established cybersecurity control schemes and operation and maintenance schemes for our information infrastructure and application system, built a cybersecurity risk management and control information platform, and devoted significant resources to protecting our digital infrastructure and information system against cyber-attacks. If our systems against cyber-security risk prove to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including intellectual property, financial information and employer and customer data, injury to people, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

COVID-19 pandemic could materially and adversely affect our business.

In 2020, the global pandemic of COVID-19 and public prevention measures have had and may continue to have certain adverse impacts for a period of time on the demand for our end products and on our normal operating activities, including disruptions from the temporary closure of offices, suspension of business travel or other disruptions on our normal working schedules, which, in aggregate, may have significant impacts on our business, financial condition and results of operations. We have taken measures in response to the outbreak, including the adoption of more stringent workplace sanitation measure. At present, domestic COVID-19 is generally under control within China, and vaccines are being inoculated within China and abroad, However, unpredictable factors still exist in terms of COVID-19 global trend. The extent to which this outbreak impacts our results will depend on future developments of COVID-19, including new information which may emerge concerning the severity of the outbreak and the actions to contain the outbreak or treat its impact, among others.

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. There are some uncertainty and instability in the current global economy. The Chinese economy has entered a new development stage and is moving forward with high quality development. Our operations may also be adversely affected by factors such as foreign countries’ trade protection policies and increase in imports activities facilitated by regional trade agreements.

Our operations may be adversely affected by the cyclical nature of the market.

Most of our revenues are attributable to sales of refined oil products and petrochemical products, and certain of these businesses and related products have historically been cyclical and sensitive to a number of factors that are beyond our control. These factors include the availability and prices of feedstock and macro-economic conditions, such as changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, prices and availability of substitute products and fluctuation in prices and demands of natural gas, refined oil products and chemical products. Although we are an integrated company with upstream, midstream and downstream businesses, we have limited ability to mitigate the adverse influence of the cyclicality of global markets.

We face strong competition from domestic and foreign competitors.

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside China, which have recently become more significant participants in the petroleum and petrochemical industry in China. The PRC government has speeded up the release of restrictions on the right to use imported crude oil. This development may lead to refining overcapacity in China and intensify competition among local refineries. The Chinese crude oil and refined oil product markets are becoming increasingly dynamic and internationalized with implementation of tariff concessions and relaxation of market. In the opened-up wholesale market of refined oil products previously dominated by PetroChina Company Limited and us, we are facing stronger competition from new players and imported products. Our market share of chemical products is also under stronger competitive pressure due to the increasingly active participation of diversified new market players including multinational petroleum and petrochemical companies and domestic private enterprises. In addition, we are also expected to face competition in both domestic and overseas refined oil products and petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. Increased competition may have a material adverse effect on our financial condition and results of operations.

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

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas or LNG, oilfield services and refining engineering projects. Sinopec Group Company’s overseas asset portfolio includes a limited number of projects in countries that are subject to U.S. sanctions administrated by OFAC and by the U.S. Department of State, including Iran, Syria and Sudan. We currently do not believe that any existing investments of Sinopec Group Company will result in any direct sanctions imposed by OFAC. However, we cannot predict the interpretation or implementation of sanction policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. Similarly, we cannot predict whether U.S. sanctions will be further tightened in the case of Iran, or whether sanction scope will be modified or updated, or if any other countries or regions will be incorporated into the sanction list, or the impact that such actions may have on Sinopec Group Company and us. If becoming the target of U.S. sanctions, Sinopec Group Company may be prohibited from conducting business activities in the United States or with individuals or entities in the United States, and the transactions involving our securities in the United States will also be significantly affected. In addition, certain U.S. state and local governments and colleges have restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may divest their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our Company.

Risks Relating to the PRC

Government regulations may limit our activities and affect our business operations.

The PRC government, though gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include granting the licenses to explore for and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, regulating the upper limit of the retail prices for gasoline and diesel; collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission; meanwhile, there could be potential changes to macroeconomic and industry policies such as reforming of the oil and gas industry, and further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the domestic petroleum and petrochemical industry and the production and operations of the domestic enterprises operating in such industry. Such control mechanisms may have material effects on our operations and profitability.

The PRC governmental authorities, from time to time, audit or inspect our ultimate controlling shareholder. We cannot predict the impact, if any, of their outcome on our reputation, business and financial condition as well as the trading prices of our ADSs and H shares.

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

As an integrated petroleum and petrochemical company, we are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

•	the government, in accordance with law, to impose fines, to order correction, limitation on production or discharge, and suspend production for pollution discharge exceeding standards;

•	the government to impose fines for late payment of environmental tax for the discharge of waste materials;

•	the government, in accordance with law, to order correction, suspend production and impose fines for unlicensed or uncertified pollution discharge;

•	the government, at its discretion, to seal up or close down any facility which has caused or may cause severe environmental damage and require it to correct or stop operations; and

•	litigations and liabilities arising from pollutions and damages to the environment and public interests.

Our production activities produce substantial amounts of liquid, gas and solid waste materials. We have established a system to treat waste materials to prevent and reduce pollution. We may have certain facilities built in regions newly reclassified as ecological preservation areas, and therefore need to be relocated. Also, the PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards.

In recent years, we have commenced exploration and production of unconventional oil and gas resources, such as shale oil and gas and coal bed methane, through the application of relatively advanced technologies. As a result, our unconventional oil and gas operations rely on unproven technology which may expose us to higher environmental compliance standards and requirements, which, in turn, would require us to incur additional expenditures on environmental matters.

Some of our development plans require compliance with state policies and governmental regulation.

We are currently engaged in a number of construction, renovation and expansion projects. Some of our large construction, renovation and expansion projects are subject to governmental confirmation and registration. The timing and cost of completion of these projects will depend on numerous factors, including when we can receive the required confirmation and registration from relevant PRC government authorities and the general economic condition in China. If any of our key projects required for our future growth is not confirmed or registered, or not confirmed or registered in a timely manner, our results of operations and financial condition could be adversely impacted.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President's Working Group on Financial Markets, or the PWG, issued a report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, some of which were more stringent than the HFCA Act.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be affected, and our securities could be delisted or prohibited from being traded “over-the-counter,” which may substantially impair the investors’ ability to sell or purchase our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In the event that the Chinese affiliates of the “Big Four” become subject to additional legal challenges by the SEC or PCAOB, listed companies in the United States with PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and hence face delisting. Moreover, any negative news about the proceedings against these audit firms may give rise to a perception of uncertainty to investors regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our representative office in the North America, located at 3050 Post Oak Blvd, Suite 800, Houston, 77056, with telephone number of +1 (713) 544 8888 and fax number of +1 (713) 544 8878, as our agent for service of processes for actions brought under the U.S. securities laws. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that have been filed electronically with the SEC, which can be accessed at http://www.sec.gov. Information about the Company and documents the Company submitted to the SEC are available on our investor relations website: http://www.sinopec.com/listco/en/investor_centre/corporate_governance/.

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

On August 2, 2016, our board of directors unanimously approved the proposal to introduce capitals from potential investors to invest in Sichuan-to-East China gas pipeline project, through our indirectly wholly-owned subsidiary Sinopec Sichuan-to-East China Natural Gas Pipeline Co., Ltd. (“Sichuan-to-East China Pipeline Co.”). On December 12, 2016, Sinopec Natural Gas Limited Company, our wholly-owned subsidiary (“Natural Gas Company”), China Life Insurance Co., Ltd. (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Communications”) entered into the Capital Injection Agreement in relation to Sichuan-to-East China Pipeline Co. and agreed to collectively subscribe for 50% equity interest in Sichuan-to-East China Pipeline Co. for an aggregate amount of RMB 22.8 billion in cash. Upon completion of the capital injection, China Life, SDIC Communications and the Natural Gas Company held 43.86%, 6.14% and 50% equity interest in Sichuan-to-East China Pipeline Co., respectively.

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

In July 2020, we and certain of our subsidiaries entered into transactions with PipeChina to sell the ownership of certain oil and gas pipeline assets and other facilities to PipeChina in exchange for approximately 14% of registered capital of, and cash paid by, PipeChina as consideration (the “Pipeline Transactions”). The Pipeline Transactions closed on September 30, 2020. In accordance with the arrangements of the Pipeline Transactions, we and PipeChina have entered into agreements for the continuous use of relevant oil and gas pipelines and other facilities in the future on the terms and subject to conditions set forth therein.

B.	BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas in China and overseas. As of December 31, 2020, we held 238 production licenses in China, with an aggregate acreage of 33,965 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB 1,000 per square kilometer.

As of December 31, 2020, we held 190 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 437 thousand square kilometers.

As of December 31, 2020, our overseas subsidiary held one production licenses, with an acreage of 322.57 square kilometers. It currently does not have exploration licenses. Our overseas equity-accounted investments held 74 production licenses, with an aggregate acreage of 4,907.4 square kilometers, and no exploration license.

Properties

We currently operate 248 oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 75 producing blocks of various sizes extending over an area of 2,523 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang trough with various oil producing layers. In 2020, Shengli production field produced approximately 166 million barrels of crude oil and 20.047 billion cubic feet of natural gas, with an average daily production of 463.1 thousand BOE.

As of December 31, 2020, the total acreage of our oil and gas producing fields and blocks in China was 16,770 square kilometers, including 10,230 square kilometers of developed acreage, all of which were net developed acreage; and 6,540 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2020, the total acreage of our oil and gas producing fields and blocks of our overseas subsidiary was 322.57 square kilometers, including 169.21 square kilometers of developed acreage, of which 110 square kilometers were net developed acreage; and 153.36 square kilometers of gross undeveloped acreage, of which 31.8 square kilometers were net undeveloped acreage.

As of December 31, 2020, the total acreage of our oil and gas producing fields and blocks of our overseas equity-accounted investments was 1,893.4 square kilometers, including 1,818.4 square kilometers of developed acreage, of which 1,818.4 square kilometers were net developed acreage; and 75.1 square kilometers of gross undeveloped acreage, of which 45.1 square kilometers were net undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2020, our estimated proved reserves of crude oil and natural gas in China were 2,595 million BOE (including 1,232 million barrels of crude oil and 8,181 billion cubic feet of natural gas), and our estimated proved reserves of crude oil and natural gas outside of China, which included a share of the estimated proved reserves of our equity-accounted investments, were 312.6 million BOE. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2020.

Crude Oil Proved Reserves	As of December 31, 2020
(in millions of barrels)
Developed Subsidiaries
China	1,130
Shengli	821
Others	309
Overseas	15.03
Subtotal	1,145.03
Equity-accounted investments
China	-
Overseas	244.44
Subtotal	244.44
Total Proved Developed	1,389.47
Undeveloped Subsidiaries
China	102
Shengli	16
Others	86
Overseas	5.49
Subtotal	107.49
Equity-accounted investments
China	-
Overseas	45.79
Subtotal	45.79
Total Proved Undeveloped	153.28
Total Crude Oil Proved Reserves	1,542.75

Natural Gas Proved Reserves	As of December 31, 2020
(in billions of cubic feet)
Developed Subsidiaries
China	6,357
Puguang	1,675
Fuling	1,491
Others	3,191
Overseas	-
Subtotal	6,357
Equity-accounted investments
China	-
Overseas	8.34
Subtotal	8.34
Total Proved Developed	6,365.34
Undeveloped Subsidiaries
China	1,824
Puguang	71
Fuling	119
Others	1,634
Overseas	-
Subtotal	1,824
Equity-accounted investments
China	-
Overseas	1.33
Subtotal	1.33
Total Proved Undeveloped	1,825.33
Total Natural Gas Proved Reserves	8,190.67

As of December 31, 2020, approximately 101.94 million barrels of our crude oil proved reserves and 1,823.7 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and overseas. 2.23 million barrels of crude oil and 648.04 billion cubic feet natural gas proved reserves in China have been classified as proved undeveloped for more than five years, mainly under Sinopec Shanghai Offshore Petroleum Company, one of our subsidiaries.

During 2020, a total of 374 wells were drilled by us in China and 100 wells were drilled overseas. We converted 48.87 million barrels of proved undeveloped crude oil reserves and 139.14 billion cubic feet of proved undeveloped natural gas reserves into proved developed reserves in 2020. Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB8,205 million, including RMB7,096 million and RMB1,109 million incurred in connection with our operations in China and overseas, respectively, in 2020.

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

Our RMC consists of our senior managements, the senior management of related divisions at our headquarters level, our exploration and production institution and our Branches in each oil field. The current Chairman of our RMC, Mr. Liu Hongbin, Senior Vice President of the company, has over 30 years of experience in the oil and gas industry. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, development and economics.

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

Oil and Natural Gas Production

In 2020, we produced an average of 1,168.6 thousand BOE per day in China, of which approximately 58.3% was crude oil and 41.7% was natural gas. We produced an average of 85.8 thousand BOE per day overseas, of which 98.05% was crude oil and 1.95% was natural gas.

The following tables set forth our average daily production of crude oil and natural gas for the years ended December 31, 2018, 2019 and 2020. The production of crude oil includes condensate.

	Year Ended December 31,
	2018	2019	2020
	(in thousands of barrels)
Average Daily Crude Oil Production
China	682	683	682
Subsidiaries	682	683	682
Shengli	455	455	454
Others	227	228	228
Overseas	107	95.3	84.1
Subsidiary	30	19.2	17.4
Equity-accounted investments	77	76.1	66.7
Total Crude Oil Production	789	778.3	766.1

	Year Ended December 31,
	2018	2019	2020
	(in millions of cubic feet)
Average Daily Natural Gas Production
China	2,668	2,862	2,921
Subsidiaries	2,668	2,862	2,921
Puguang	615	664	598
Fuling	582	613	647
Others	1,471	1,585	1,676
Overseas	8	8.5	8.8
Equity-accounted investments	8	8.5	8.8
Total Natural Gas Production	2,676	2,870.5	2,929.8

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2018, 2019 and 2020.

	Weighted Average	China	Overseas(1)
	(RMB)
For the year ended December 31, 2020
Average petroleum lifting cost per BOE	105.28	101.67	154.41
Average realized sales price
Per barrel of crude oil	269.85	266.86	294.12
Per thousand cubic meters of natural gas	1,318.1	1,318.1	—
For the year ended December 31, 2019
Average petroleum lifting cost per BOE	117.0	110.32	164.49
Average realized sales price
Per barrel of crude oil	406.0	400.37	445.96
Per thousand cubic meters of natural gas	1,326.09	1,326.09	—
For the year ended December 31, 2018
Average petroleum lifting cost per BOE	112.45	111.75	116.90
Average realized sales price
Per barrel of crude oil	432.32	426.81	467.11
Per thousand cubic meters of natural gas	1,263.41	1,263.41	—

(1)	The exchange rates we used for overseas data in this table were exchange rates for each year ended December 31, 2018, 2019 and 2020, which were RMB 6.6204 to US$ 1.00, RMB 6.8985 to US$ 1.00, and RMB 6.8976 to US$ 1.00, respectively.

Exploration and Development Activities

In 2020, under the environment of low oil prices, we pressed ahead with high quality exploration and profit-oriented development, accelerated the systematic integration of natural gas production, supply, storage and marketing, and achieved tangible results in maintaining oil production, increasing gas output and cutting cost. In exploration, we continued to strengthen risk exploration in strategic areas, oil and gas rich zones and shale resources, which led to new discoveries in Tarim Basin, Sichuan Basin and Bohai Bay Basin. In crude oil development, we efficiently proceeded with the capacity building of Shunbei and other oilfields, strengthened fine development in mature fields, intensified EOR technology breakthrough and application, and consolidated the basis for steady production. In natural gas development, we constantly pushed forward capacity building in Weirong and West Sichuan gas fields, expanded the market and sales, and continuously improved the sales volume with a record high domestic market share. The Company’s production of oil and gas reached 459.02 million barrels of oil equivalent, with domestic crude production reaching 249.52 million barrels and natural gas production totalled 1,072.3 billion cubic feet, up by 2.3% year on year.

The following table sets forth the numbers of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2018, 2019 and 2020.

	As of December 31,
	2018				2019				2020
Number of	Exploratory		Development		Exploratory		Development		Exploratory		Development
Drilled Wells	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	286	131	1,941	6	350	174	2,098	5	383	136	2,015	3
Subsidiaries	286	131	1,941	6	350	174	2,098	5	383	136	2,015	3
Shengli	149	71	1,201	5	195	81	1,168	4	204	64	1,080	2
Others	137	60	740	1	155	93	930	1	179	72	935	1
Overseas	—	—	70	—	3	1	99	—	2	—	100	—
Subsidiaries	—	—	—	—	—	—	—	—	—	—	4	—
Equity- accounted investments	—	—	70	—	3	1	99	—	2	—	96	—
Total	286	131	2,011	6	353	175	2,197	5	385	136	2,115	3

The following table sets forth the number of wells being drilled by us as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018				2019				2020
Number of Drilling	Gross		Net		Gross		Net		Gross		Net
Welling	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	69	277	69	277	117	177	117	176	92	212	92	212
Subsidiaries	69	277	69	277	117	177	117	176	92	212	92	212
Shengli	25	72	25	72	60	20	60	20	29	52	29	52
Others	44	205	44	205	57	157	57	156	63	160	63	160
Overseas	—	10	—	10	—	—	—	—	2	—	2	—
Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—
Equity-accounted investments	—	10	—	10	—	—	—	—	2	—	2	—
Total	69	287	69	287	117	177	117	176	94	212	94	212

The following tables set forth our number of productive wells for crude oil and natural gas as of December 31, 2020, as compared to December 31, 2019 and 2018:

	As of December 31,
	2018		2019		2020
Productive Wells for Crude Oil	Gross	Net	Gross	Net	Gross	Net
China	51,030	51,030	52,112	52,112	53,240	53,240
Subsidiaries	51,030	51,030	52,112	52,112	53,240	53,240
Shengli	32,805	32,805	33,819	33,819	34,572	34,572
Others	18,225	18,225	18,293	18,293	18,668	18,668
Overseas	7,293	3,939	7,248	2,855	7,055	2,752
Subsidiaries	28	14	28	14	28	10
Equity-accounted investments	7,265	3,925	7,220	2,841	7,027	2,742
Total	58,323	54,969	59,360	54,967	60,295	55,992

	As of December 31,
	2018		2019		2020
Productive Wells for Natural Gas	Gross	Net	Gross	Net	Gross	Net
China	5,068	5,028	6,420	6,378	6,976	6,928
Subsidiaries	5,068	5,028	6,420	6,378	6,976	6,928
Puguang	58	58	61	61	67	67
Fuling	368	368	482	482	632	632
Others	4,642	4,602	5,877	5,835	6,277	6,229
Total	5,068	5,028	6,420	6,378	6,976	6,928

Refining

Overview

In 2020, our refinery throughputs were approximately 236.91 million tonnes. We produce a full range of refined oil products. The following table sets forth our production of our principal refined oil products for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
	(in million tonnes)
Gasoline	61.16	62.77	57.91
Diesel	64.72	66.06	63.21
Kerosene	28.91	31.16	20.38
Light chemical feedstock	38.52	39.78	40.22
Liquefied petroleum gas	13.17	12.57	11.61
Fuel oil	1.68	1.95	7.71

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

Refining Facilities

Currently we operate 30 refineries in China. As of December 31, 2020, our total primary distillation capacity of crude oil was 296.9 million tonnes per annum.

The following table sets forth our total primary distillation capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2018, 2019 and 2020.

	As of and for the Year Ended December 31,
	2018	2019	2020
Primary distillation capacity of crude oil (million tonnes per annum)(1)	293.5	295.5	296.90
Refinery throughputs (million tonnes)(2)	244.0	248.5	236.91

(1)	The primary distillation capacity and refinery throughputs of joint ventures are fully included in our statistics.

(2)	When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

In 2020, our gasoline yield was 24.44%, diesel yield was 26.68%, kerosene yield was 8.6%, and light chemical feedstock yield was 16.98%. For the years ended December 31, 2018, 2019 and 2020, our overall yield for all refined oil products at our refineries was 94.93%, 94.98% and 94.77%, respectively.

The following table sets forth the primary distillation capacity per annum as of December 31, 2020 of each of our refineries with the primary distillation capacity of 8 million tonnes or more per annum.

Refinery	Primary Distillation Capacity as of December 31, 2020
(in million tonnes per annum)
Maoming	18.0
Zhenhai	23.0
Jinling	19.0
Zhongke	15.0
Shanghai	14.0
Qilu	12.5
Yangzi	13.5
Fujian	14.0
Tianjin	13.8
Guangzhou	12.8
Gaoqiao	13.0
Qingdao Refining & Chemical	12.0
Changling	11.5
Yanshan	11.0
Shijiazhuang	10.0
Jiujiang	10.0
Hainan	9.2
Anqing	9.0
Wuhan	8.5

In 2020, the newly-built 10 million-ton oil refining project of Zhongke was put into production, and we adjusted the statistical caliber of the primary processing capacity. Newly added hydrogenation refining capacity totaled 14 million tons/year (with new heavy oil hydrogenation projects such as Zhongke, Tianjin, Maoming, etc., totaling 9.6 million tons/year put into production, and Zhongke S Zorb, diesel hydrogenation, etc., totaling 4.4 million tons/year were put into production). Some of the equipment upgrading projects to improve oil quality were completed and put into production.

Source of crude oil

In 2020, approximately 88.6% of the crude oil required for our refinery business was imported.

Marketing and Sales of Refined Oil Products

Overview

We operate the largest sales and distribution network for refined oil products in China. In 2020, we distributed and sold approximately 167.99 million tonnes of gasoline, diesel and kerosene domestically. Most of the refined oil products sold by us are produced internally. In 2020, approximately 67.3% of our gasoline sales volume and approximately 79.5% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined oil products in the years of 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
Total sales volume of refined oil products (in million tonnes)*	237.69	254.95	217.91
Domestic sales volume of refined oil products (in million tonnes)	180.24	184.45	167.99
Retail	121.64	122.54	113.19
Wholesale and Distribution	58.61	61.91	54.80
Average annual throughput of service stations (in tonnes per station)	3,979	3,992	3,686

* The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

	As of December 31,
	2018	2019	2020
Total number of service stations under Sinopec brand	30,661	30,702	30,713
Self-operated service stations	30,655	30,696	30,707

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2020, we sold approximately 113.19 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 67.4% of our total domestic gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand. We also franchised the Sinopec brand to third parties services stations. As of December 31, 2020, we had 6 franchised service stations that are owned and operated by third parties.

Wholesale and Distribution

In 2020, we sold approximately 54.8 million tonnes of refined oil products, including 13.15 million tonnes of gasoline, 26.83 million tonnes of diesel and 14.82 million tonnes of kerosene, through wholesale and distribution to independent distributors such as domestic industrial enterprises, hotels, restaurants and agricultural producers and long-term large-scale end users such as railways, airlines, shipping and public utilities.

We operate 330 storage facilities with a total capacity of approximately 18.0 million cubic meters, substantially all of which are wholly-owned by us. These storage facilities and our wholesale centers are connected to our refineries by railway, waterway and pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

Chemicals

Overview

We are the largest petrochemicals producer and distributor in China, with our petrochemical production plants located in economically developed regions such as central, eastern and southern China. We produce and distribute a full range of chemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomer and polymers, synthetic fibers and synthetic rubber. Synthetic resins, synthetic fibers, and synthetic rubber comprise a significant majority of our external sales. Synthetic fiber monomer and polymers and intermediate petrochemicals, on the other hand, are mostly internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated upstream and downstream with our refining businesses, which supply a significant portion of our naphtha and light hydrocarbons feedstock. Due to the high demand in China, we sell most of our chemical products in China.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2020 was 12.548 million tonnes per annum. In 2020, we produced 12.06 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

We produce aromatics mainly in the forms of benzene and para-xylene, which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester.

Chemicals extracted from olefins and aromatics are mainly used to produce synthetic resins, synthetic rubber and synthetic fibers, as well as intermediate petrochemicals.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2020 for our principal intermediate chemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	12,548	12,060	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, BASF-YPC*, Fujian*, Sinopec Sabic (Tianjin)*, Zhongke, Zhenhai, Sino-Korean (Wuhan) and Great Wall EC
Propylene	11,066	10,536	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, Zhongke, BASF-YPC*, Jinling, Anqing, Qingdao, Hainan, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan) and Great Wall EC
Benzene	5,762	4,324	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, Shanghai SECCO, Zhongke, BASF-YPC*, Fujian*, Maoming, Hainan and Sino-Korean (Wuhan), Jinling
Styrene	2,530	2,287	Zhenhai, Yanshan, Qilu, Guangzhou, Maoming, Shanghai SECCO, Anqing, Hainan and BASF-YPC*
Para-xylene	5,834	4,940	Shanghai, Yangzi, Qilu, Tianjin, Luoyang, Zhenhai, Jinling, Fujian* and Hainan
Phenol	757	723	Yanshan, Gaoqiao and Sinopec Sabic (Tianjin)*

*	Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Resins

We are the largest producer of polyethylene, polypropylene and polystyrene and supplier of major synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2020.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	8,439	8,013	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, Zhongke, BASF-YPC*, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan) and Great Wall EC
Polypropylene	8,304	7,925	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, Shanghai SECCO, Zhongke, Jingmen Branch, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan), Great Wall EC, Luoyang, Jiujiang, Jingmen, Hainan, Beihai and Shijiazhuang
Polyvinyl chloride	600	331	Qilu
Polystyrene	583	620	Maoming, Guangzhou, Shanghai SECCO and BASF-YPC*
Acrylonitrile butadiene styrene	200	181	Gaoqiao

*	Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2020 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	2,819	2,382	Shanghai, Yangzi, Yizheng, Tianjin and Luoyang
Ethylene glycol	3,699	2,029	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, Zhongke, Fujian*, BASF-YPC*, Sinopec Sabic (Tianjin)*, Zhenhai
Acrylonitrile	1,070	861	Anqing, Qilu Koruhr* and Shanghai SECCO
Caprolactam	909	809	Baling
Polyester	3,378	2,772	Shanghai, Yizheng, Tianjin and Luoyang

*	Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fibers

Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2020.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,206	1,120	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	184	Shanghai, Anqing and Qilu

Synthetic Rubbers

Our principal synthetic rubbers are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styreneic block copolymers (SBCs) thermoplastic elastomer, isobutadiene isoprene rubber, or IIR, and ethylene propylene rubber. Based on our 2020 production, we are the largest producer of SBR, cis-polybutadiene rubber and SBCs thermoplastic elastomer in China.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2020 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	420	445	Yanshan, Qilu, Maoming, Yangzi and Gaoqiao
Styrene butadiene rubber	430	412	Qilu, Yangzi, Gaoqiao and Yanshan
Styrene-butadiene-styrene thermoplastic elastomers	140	124	Yanshan and Maoming
Isobutylene isoprene rubber	125	26	Yanshan
Ethylene propylene rubber	75	60	Gaoqiao*

*	Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Marketing and Sales of Petrochemicals

The central, eastern and southern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a geographic advantage over our competitors.

The prices of petrochemical products in China have become market-oriented. Our principal sales channels consist of (i) direct sales to domestic and foreign large- and medium-sized manufacturing enterprises, which account for more than 76% of our direct sales, (ii) sales to distributors, who are responsible for sales and distribution to a portion of our smaller and scattered customers or specific customers, and (iii) sales of chemical products through our e-commerce platform “Chem E-Mall,” which effectively launched an e-commerce channel of petrochemical products and improved customer experience.

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

Chemicals

We compete with domestic and foreign chemicals producers and distributors in the chemicals market. We adopt the strategy of “one product one policy, one customer one case” to meet customers’ needs, coordinate production, sales, research and application, produce targeted solutions based on client’s needs, provide customized services, and strive to create value for customers. Our petrochemical production facilities’ proximity to customers has given us significant regional advantages over our competitors, resulting in lower transportation costs and better competitiveness of our products.

Patents and Trademarks

In 2020, we were granted 4,254 patents in China and overseas. As of December 31, 2020, we owned a total of 38,695 patents in China and overseas.

In 2020, we had 391 material trademarks approved internally.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2020, we did not source any of our refinery throughputs of crude oil from Iran. Based on our internal reports and statistics, no revenue or net profit was recorded from trading activity with Iranian companies.

Based on feedback to our inquiries to Sinopec Group Company, our controlling shareholder, Sinopec Group Company engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue from these business activities accounted for 0.014% of its total unaudited sales revenue, with a minor net loss incurred from these business.

Regulatory Matters

Overview

China’s petroleum and petrochemical industry has seen significant deregulation in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined oil products are still subject to regulation of many government agencies including:

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

In 2020, we sold certain pipeline assets to PipeChina. Pursuant to the oil and gas pipeline transportation service price policy specified by the NDRC, (i) if there exists government-specified price, such price shall be applied, and (ii) if there exists no government-specified price, the supply and demand parties shall negotiate and determine a price, or refer to the existing similar pipeline transportation rates. We negotiated with PipeChina to determine the pipeline transportation service price, among which, the natural gas and crude oil pipeline transportation service fee and LNG receiving terminal usage fee shall be priced pursuant to government policy, and refined oil pipeline transportation service fee shall be negotiated by both Parties with reference to the pricing principle applicable to natural gas pipeline transportation service fee.

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

Starting in 2015, qualified refineries has been allowed to use, and conduct business in connection with, imported crude oil. On December 4, 2019, Ministry of Commerce issued the Notice of Reform of “Release-Management-Service” on Crude Oil and Refined Oil Products to further open up the domestic oil and refined oil products market. Ministry of Commerce formally abolished the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Oil Products Market” on July 1, 2020, and promogulated the “Guidelines for the Administration of Petroleum Refined Oil Circulation Industry” on December 31, 2020. In September 2020, the State Council issued the “Decision on the Cancellation and Decentralization of a Batch of Administrative Licensing Items”, clarifying that “the approval of the wholesale and warehousing operation qualifications for petroleum refined oil will be cancelled, and the approval for the retail operation qualification of refined oil products will be delegated to the formulation department of the municipal people’s government with local governments to implement territorial supervision responsibilities.” The domestic crude oil and refined oil product markets are increasingly open.

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

In accordance with the Administrative Measures for Overseas Investments (MOFCOM Order No. 3 [2014]) issued by MOFCOM, overseas investment shall be subject to approval or filing requirements of MOFCOM or its provincial counterparts based on its investment category.  Overseas investments involving sensitive countries (regions) or sensitive industries shall be approved by MOFCOM. All other investments will require only a filing with MOFCOM.

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

Tax Item	Tax Base	Tax Rate/Fee Rate
Enterprise income tax	Taxable income	25% effective from January 1, 2008.
Value-added tax	Revenue	9% for liquefied petroleum gas, natural gas, low-density polyethylene for production of agricultural film and fertilizers, 13% for other commodities and 6% for the taxable service. On behalf of the tax authorities, we collect value-added tax from users other than the selling price of the products when settling payments with users. The value-added tax paid by us when purchasing raw materials for production, and the payment of drilling and other engineering service fees may be deducted from the value-added tax collected by us from users.
Consumption tax	Aggregate volume sold or self-consumed	Effective from January 13, 2015, RMB 1.52 per liter for gasoline, naphtha, solvent oil and lubricant, and RMB 1.2 per liter for diesel, fuel oil and jet kerosene.
Import tariff	CIF China price	5% for gasoline, 6% for diesel, 9% for jet kerosene and 6% for fuel oil. In 2017, the applicable tax rate for motor gasoline and aviation gasoline, No. 5-7 fuel oil and diesel is 1%, and 0% for jet kerosene and naphtha.
Resource tax	Aggregate Sales Revenue	Effective from December 1, 2014, for domestic production of crude oil and natural gas, the applicable tax rate is increased from 5% to 6% of the sales revenue, exemption or deduction may apply if qualified.
Resource compensation tax	Sales revenue of crude oil and natural gas	Effective from December 1, 2014, the applicable tax rate is reduced from 1% to zero.
Exploration license fee	Area	RMB 100 to RMB 500 per square kilometer per annum.
Production license fee	Area	RMB 1,000 per square kilometer per annum.
Royalty fee(1)	Production volume	Progressive rate of 0-12.5% for crude oil and 0-3% for natural gas.
City construction tax	Total payment of value-added tax and consumption tax	1%, 5% and 7%.
Education surcharge and local education surcharge	Total payment of value-added tax and consumption tax	3% for education surcharge and 2% for local education surcharge.
Special Oil Income Levy	Any revenue derived from sale of domestically produced crude oil when the realized crude oil price exceeds US$65 per barrel.	Progressive rate of 20% to 40% for revenues derived from crude oil with realized price in excess of US$65 per barrel.

(1)	Sino-foreign oil and gas exploration and development cooperative projects whose contracts were signed prior to November 1, 2011 and have not yet expired are still subject to royalty fee, and the project companies of those cooperative projects are not subject to any other resource taxes or fees. Sino-foreign oil and gas exploration cooperative projects whose contracts are signed after November 1, 2011 are not subject to royalty fee, but are subject to resource taxes.

C.	ORGANIZATIONAL STRUCTURE

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

We believe our environmental protection systems and facilities are adequate for us to comply with current applicable national and local environmental protection regulations. The PRC government, however, may impose stricter regulations which may require additional expenditure on compliance with environmental regulations. In addition, to actively undertake our social responsibility, we may adopt and implement stricter internal policies with respect to environmental protections.

Our environmental protection expenditures were approximately RMB 7.9 billion in 2018, RMB 9.3 billion in 2019 and RMB 11.4 billion in 2020.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (SPI Fund), approximately RMB 954.3 billion of coverage on our property and plants and approximately RMB 123.5 billion of coverage on our inventory. In 2020, we paid an insurance premium of approximately RMB 2.282 billion to Sinopec Group Company for such coverage.

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

Pursuant to an approval of the Ministry of Finance, Sinopec Group Company entered into an agreement with PICC Property and Casualty Company Limited on January 29, 2002 to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB 4 billion and a maximum of RMB 2.36 billion per occurrence.

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

Impairment losses recognized for each of the three years ended December 31, 2018, 2019 and 2020 in our statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2018	2019	2020
	(RMB in millions)
Exploration and production	4,274	3	8,495
Refining	353	245	1,923
Marketing and distribution	264	80	536
Chemicals	1,379	17	3,606
Corporate and others	16	-	-
Total*	6,286	345	14,560

*	Information relating to the detailed analysis of the change in impairment losses is presented in Note 8 to the consolidated financial statements.

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

	Year ended December 31,
	2018	2019	2020
	(RMB in millions)
Balance as of January 1	612	606	1,848
Impairment losses recognized for the year	83	1,566	2,173
Reversal of impairment losses	(77)	(283)	(68)
Written off	(19)	(41)	(23)
Others	7	-	(70)
Balance as of December 31	606	1,848	3,860

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

	Year ended December 31,
	2018	2019	2020
	(RMB in millions)
Balance as of January 1	1,165	6,389	2,585
Allowance for the year	5,538	1,616	11,689
Reversal of allowance on disposal	(114)	(199)	(328)
Written off	(217)	(5,233)	(10,795)
Others	17	12	(51)
Balance as of December 31	6,389	2,585	3,100

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

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, our total operating revenues were RMB 2,106.0 billion, representing a decrease of 28.8% over 2019. Our operating income was RMB 13.2 billion, representing a decrease of 84.7% over 2019.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2019 and 2020.

	Year Ended December 31,
	2019(1)	2020(2)	Change from 2019 to 2020
	(RMB in millions)		(%)
Operating revenues	2,959,799	2,105,984	(28.8)
Sales of goods	2,899,682	2,049,456	(29.3)
Other operating revenues	60,117	56,528	(6.0)
Operating expenses	(2,873,425)	(2,092,791)	(27.2)
Purchased crude oil, products and operating supplies and expenses	(2,370,699)	(1,594,130)	(32.8)
Selling, general and administrative expenses	(55,438)	(55,315)	(0.2)
Depreciation, depletion and amortization	(109,172)	(106,965)	(2.0)
Exploration expenses, including dry holes	(10,510)	(9,716)	(7.6)
Personnel expenses	(82,743)	(86,006)	3.9
Taxes other than income tax	(244,517)	(234,947)	(3.9)
Other operating expenses, net	(346)	(5,712)	1,550.9
Operating income	86,374	13,193	(84.7)
Net finance costs	(10,048)	(9,506)	(5.4)
Investment income and share of profits less losses from associates and joint ventures	13,696	44,456	224.6
Earnings before income tax	90,022	48,143	(46.5)
Income tax expense	(17,939)	(6,219)	(65.3)
Net income	72,083	41,924	(41.8)
Attributable to:
Owners of the Company	57,493	33,096	(42.4)
Non-controlling interests	14,590	8,828	(39.5)

(1)	We have adopted IFRS Standard 16 “Leases” from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from such standard were therefore recognized in the opening balance sheet on January 1, 2019.
(2)	Information relating to the detailed information of gain on sale is presented in Note 10 to the consolidated financial statements.

Operating revenues

In 2020, our sales of goods were RMB 2,049.5 billion, representing a decrease of 29.3% over 2019. This was mainly due to decreased price and sales volume of refined oil products, decreased price of chemical products, and shrank international trading scale of crude oil and refined oil products, which was impacted by the COVID-19 outbreak and the slump in international crude oil price.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2019 to 2020 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2019		2020		2019 to 2020	2019		2020		2019 to 2020
	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	6,034		7,422		23.0	3,000		2,029		(32.4)
Natural gas	27,073	(1)	26,280	(1)	(2.9)	1,562	(2)	1,352	(2)	(13.4)
Gasoline	92,233		86,193		(6.5)	7,387		6,298		(14.7)
Diesel	87,083		77,280		(11.3)	5,811		4,792		(17.5)
Kerosene	27,041		20,828		(23.0)	4,298		2,635		(38.7)
Basic chemical feedstock	41,022		36,683		(10.6)	4,599		3,635		(21.0)
Monomer and polymer for synthetic fiber	14,019		9,691		(30.9)	5,714		4,297		(24.8)
Synthetic resins	16,103		17,112		6.3	7,804		7,148		(8.4)
Synthetic fiber	1,370		1,402		2.3	8,438		6,381		(24.4)
Synthetic rubber	1,280		1,361		6.3	9,583		7,982		(16.7)
Chemical fertilizer	924		1,177		27.4	2,110		1,955		(7.3)

(1)	million cubic meters

(2)	RMB per thousand cubic meters

Sales of crude oil and natural gas

Most of crude oil and a small portion of natural gas we produced were used internally for refining and chemical production and the remaining were sold to external customers. In 2020, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB 104.5 billion, representing a decrease of 5.9% over 2019. The change was mainly due to decreases in crude oil and natural gas prices.

Sales of refined petroleum products

In 2020, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB 1,164.7 billion, accounting for 55.3% of our operating revenues and representing a decrease of 24.1% over 2019. The change was mainly due to the decrease in prices and volume of major products, such as gasoline, diesel and kerosene, resulting from the impact of COVID-19 and slump of international crude oil price. The sales revenue of gasoline, diesel and kerosene was RMB 968.0 billion, accounting for 83.1% of the total revenue of other refined petroleum products and representing a decrease of 25.7% over 2019. The sales revenue of other refined petroleum products was RMB 196.6 billion, accounting for 16.9% of the total revenue of petroleum products and representing a decrease of 15.1% over 2019.

Sales of chemical products

Our external sales revenue of chemical products was RMB 322.1 billion, accounting for 15.3% of our operating revenues and representing a decrease of 24.9% over 2019. This was mainly attributable to the decrease in price of chemical products.

Revenue from corporate and others

In 2020, our corporate and others realized operating revenue of RMB 890.3 billion (including an operating revenue of RMB 886.4 billion in import and export trade business), representing a decrease of 39.9% over 2019. This was mainly because sales volume and prices of crude oil and refined oil products plunged as a result of COVID-19 impact.

Operating expenses

In 2020, our operating expenses were RMB 2,092.8 billion, representing a decrease of 27.2% over 2019. Among the operating expenses:

Purchased crude oil, products and operating supplies and expenses were RMB 1,594.1 billion, representing a decrease of 32.8% over 2019, accounting for 76.2% of the total operating expenses, of which:

•	crude oil purchase expenses were RMB 479.1 billion, representing a decrease of 29.7% over 2019. In 2019, the total throughput of crude oil that was purchased externally was 222.79 million tonnes (excluding the volume processed for third parties), representing a decrease of 2.6% over 2019; the average unit processing cost for crude oil purchased externally was RMB 2,380 per tonne, representing a decrease of 28.4% over 2019;

•	refined oil purchase expenses were RMB 257.6 billion, representing a decrease of 29.4% over 2019;

•	trade purchase expenses were RMB 421.2 billion, representing a decrease of 42.6% over 2019; and

•	other purchasing expenses were RMB 436.3 billion, representing a decrease of 26.1% over 2019.

Selling, general and administrative expenses totaled RMB 55.3 billion, representing a decrease of 0.2% over 2019.

Depreciation, depletion and amortization was RMB 107.0 billion, representing a decrease of 2.0% over 2019. This was mainly due to the depletion ratio of oil and gas assets decreased.

Exploration expenses, including dry holes were RMB 9.7 billion, representing a decrease of 7.6% over 2019. That was mainly due to optimization of investment scale and structure in upstream and improvement of success rate in exploration.

Personnel expenses were RMB 86.0 billion, representing an increase of 3.9% over 2019.

Taxes other than income tax were RMB 234.9 billion, representing a decrease of 3.9% over 2019. That was mainly due to the decrease of consumption tax resulting from the decrease of production volume in gasoline and diesel.

Other operating expenses, net were RMB 5.7 billion, representing an increase of RMB 5.4 billion over the same period of 2019. That was mainly due to the increased impairment in fixed and long-term assets.

Operating income

In 2020, our operating income was RMB 13.2 billion, representing a decrease of 84.7% over 2019, mainly due to the decrease of processing volume, sales volume, and products margin affected by the COVID-19 outbreak, slump of crude oil prices, and drop of market demand.

Net finance costs

In 2020, our net finance costs were RMB 9.5 billion, representing a decrease of RMB 0.5 billion over 2019.

Earnings before income tax

In 2020, our earnings before income tax were RMB 48.1 billion, representing a decrease of 46.5% over 2019.

Income tax expense

In 2020, we recognized income tax expense of RMB 6.2 billion, representing a decrease of 65.3% over 2019. That was mainly due to decrease of profit before taxation, resulting in a decrease of RMB 10.5 billion in income tax.

Net income attributable to non-controlling interests

In 2020, our net income attributable to non-controlling interests was RMB 8.8 billion, representing a decrease of RMB 5.8 billion over 2019.

Net income attributable to owners of the Company

In 2020, our net income attributable to our owners was RMB 33.1 billion, representing a decrease of 42.4% over 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

In 2019, our total operating revenues were RMB 2,959.8 billion, representing an increase of 2.7% over 2018. Our operating income was RMB 86.4 billion, representing an increase of 4.6% over 2018.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2018 and 2019.

	Year Ended December 31,
	2018	2019(1)	Change from 2018 to 2019
	(RMB in millions)		(%)
Operating revenues	2,882,077	2,959,799	2.7
Sales of goods	2,822,375	2,899,682	2.7
Other operating revenues	59,702	60,117	0.7
Operating expenses	(2,799,513)	(2,873,425)	2.6
Purchased crude oil, products and operating supplies and expenses	(2,279,844)	(2,370,699)	4.0
Selling, general and administrative expenses	(65,770)	(55,438)	(15.7)
Depreciation, depletion and amortization	(110,344)	(109,172)	(1.1)
Exploration expenses, including dry holes	(10,744)	(10,510)	(2.2)
Personnel expenses	(78,967)	(82,743)	4.8
Taxes other than income tax	(248,587)	(244,517)	(1.6)
Other operating expenses, net	(5,257)	(346)	(93.4)
Operating income	82,564	86,374	4.6
Net finance costs	930	(10,048)	—
Investment income and share of profits less losses from associates and joint ventures	15,845	13,696	(13.6)
Earnings before income tax	99,339	90,022	(9.4)
Income tax expense	(20,278)	(17,939)	(11.5)
Net income	79,061	72,083	(8.8)
Attributable to:
Owners of the Company	61,708	57,493	(6.8)
Non-controlling interests	17,353	14,590	(15.9)

(1)	We have adopted IFRS Standard 16 “Leases” from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from such standard were therefore recognized in the opening balance sheet on January 1, 2019.

Operating revenues

In 2019, our sales of goods were RMB 2,899.7 billion, representing an increase of 2.7% over 2018. This was mainly attributable to the expansion of business scale and trading volume.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2018 to 2019 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2018		2019		2018 to 2019	2018		2019		2018 to 2019
	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	6,595		6,034		(8.5)	3,100		3,000		(3.2)
Natural gas	24,197	(1)	27,073	(1)	11.9	1,400	(2)	1,562	(2)	11.6
Gasoline	88,057		92,233		4.7	7,870		7,387		(6.1)
Diesel	84,630		87,083		2.9	5,996		5,811		(3.1)
Kerosene	25,787		27,041		4.9	4,562		4,298		(5.8)
Basic chemical feedstock	40,520		41,022		1.2	5,488		4,599		(16.2)
Monomer and polymer for synthetic fiber	11,127		14,019		26.0	6,971		5,714		(18.0)
Synthetic resins	14,433		16,103		11.6	8,634		7,804		(9.6)
Synthetic fiber	1,314		1,370		4.3	9,712		8,438		(13.1)
Synthetic rubber	1,114		1,280		14.9	10,619		9,583		(9.8)
Chemical fertilizer	794		924		16.4	2,096		2,110		0.7

(1)	million cubic meters

(2)	RMB per thousand cubic meters

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

Sales of chemical products

Our external sales revenue of chemical products was RMB 428.8 billion, accounting for 14.5% of our operating revenues and representing a decrease of 7% over 2018. This was mainly attributable to the decrease in price of chemical products, which resulted from the increase of supply in chemical market.

Revenue from corporate and others

In 2019, our corporate and others realized operating revenue of RMB 1,480.7 billion (including an operating revenue of RMB1,478.4 billion in import and export trade business), representing an increase of 8.7% over 2018. This was mainly attributable to the increase in trading volumes of crude oil and refined oil products outside China, as well as the rapid development of our Epec platform, especially on facilities and chemical products segments.

Operating expenses

In 2019, our operating expenses were RMB 2,873.4 billion, representing an increase of 2.6 % over 2018. Among the operating expenses:

Purchased crude oil, products and operating supplies and expenses were RMB 2,370.7 billion, representing an increase of 4.0 % over 2018, accounting for 82.5% of the total operating expenses, of which:

•	crude oil purchase expenses were RMB 681.2 billion, representing a decrease of 2.9% over 2018. In 2019, the total throughput of crude oil that was purchased externally was 228.74 million tonnes (excluding the volume processed for third parties), representing an increase of 0.7% over 2018; the average unit processing cost for crude oil purchased externally was RMB 3,326 per tonne, representing a decrease of 3.6% over 2018;

•	refined oil purchase expenses were RMB 364.9 billion, representing an increase of 2.6% over 2018;

•	trade purchase expenses were RMB 738.3 billion, representing an increase of 12.6% over 2018; and

•	other purchasing expenses were RMB 586.2 billion, representing an increase of 2.7% over 2018.

Selling, general and administrative expenses totaled RMB 55.4 billion, representing a decrease of 15.7% over 2018, mainly because the company significantly reduced non-operating costs, and adjusted accounting of some of the service station, land and other rental expenses to depreciation and interests expense as required by the New Lease Standard.

Depreciation, depletion and amortization was RMB 109.2 billion, representing a 1.1% decrease over 2018. This was mainly due to the depletion of oil and gas assets decreased as a result of the Company’s proved reserves of crude oil and natural gas increased.

Exploration expenses, including dry holes were RMB 10.5 billion, representing a decrease of 2.2% over 2018.

Personnel expenses were RMB 82.7 billion, representing an increase of 4.8% over 2018.

Taxes other than income tax were RMB 244.5 billion, representing a decrease of 1.6% over 2018. That was mainly due to the decrease of RMB 3.2 billion in urban maintenance and construction tax and education surcharges resulting from the decrease of value added tax rate.

Other operating expenses, net were RMB 0.35 billion.

Operating income

In 2019, our operating income was RMB 86.4 billion, representing an increase of 4.6% over 2018, mainly due to a significant increase of profit in upstream business.

Net finance costs

In 2019, our net finance costs were RMB 10 billion, representing an increase of RMB 11 billion over 2018. This decrease in finance costs was mainly attributable to the adoption of the New Lease Standard.

Earnings before income tax

In 2019, our earnings before income tax were RMB 90.0 billion, representing a decrease of 9.4% over 2018, mainly due to the narrower margin of our refining segment.

Income tax expense

In 2019, we recognized income tax expense of RMB 17.9 billion, representing a decrease of 11.5% over 2018.

Net income attributable to non-controlling interests

In 2019, our net income attributable to non-controlling interests was RMB 14.6 billion, representing a decrease of RMB 2.8 billion over 2018.

Net income attributable to owners of the Company

In 2019, our net income attributable to our owners was RMB 57.5 billion, representing an decrease of 6.8% over 2018.

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

	Year Ended December 31,			As a Percentage of Consolidated Operating Revenues Before Elimination of Inter-segment Sales		As a Percentage of Consolidated Operating Revenues After Elimination of Inter-segment Sales
	2018	2019	2020	2019	2020	2019	2020
	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production
External sales(1)	104	122	110	2.5	3.2	4.1	5.2
Inter-segment sales	96	89	58	1.8	1.7
Total operating revenue	200	211	168	4.3	4.9
Refining
External sales(1)	154	147	119	3.0	3.4	5.0	5.6
Inter-segment sales	1,109	1,077	826	22.2	23.7
Total operating revenue	1,263	1,224	945	25.2	27.1
Marketing and distribution
External sales(1)	1,441	1,427	1,097	29.3	31.6	48.2	51.9
Inter-segment sales	5	4	5	0.1	0.1
Total operating revenue	1,447	1,431	1,102	29.4	31.7
Chemicals
External sales(1)	471	438	331	9.0	9.5	14.8	15.4
Inter-segment sales	101	78	41	1.6	1.2
Total operating revenue	572	516	372	10.6	10.7
Corporate and others
External sales(1)	711	827	460	17.0	13.2	27.9	21.9
Inter-segment sales	651	654	430	13.5	12.4
Total operating revenue	1,362	1,481	890	30.5	25.6
Total operating revenue before inter-segment eliminations	4,844	4,863	3,477	100.0	100.0
Elimination of inter-segment sales	(1,962)	(1,903)	(1,371)
Consolidated operating revenues	2,882	2,960	2,106			100.0	100.0

(1)	include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from 2019 to 2020.

	Year Ended December 31,			Change from
	2018	2019	2020	2019 to 2020
	(RMB in billions)			(%)
Exploration and production
Total operating revenues	200	211	168	(20.4)
Total operating expenses	(210)	(201)	(184)	(8.5)
Total operating (loss)/income	(10)	9	(16)	-
Refining
Total operating revenues	1,263	1,224	945	(22.8)
Total operating expenses	(1,209)	(1,194)	(950)	(20.4)
Total operating income	54	31	(6)
Marketing and distribution
Total operating revenues	1,446	1,431	1,102	(23.0)
Total operating expenses	(1,423)	(1,402)	(1,081)	(22.9)
Total operating income	23	29	21	(27.6)
Chemicals
Total operating revenues	572	516	372	(28.0)
Total operating expenses	(544)	(499)	(361)	(27.6)
Total operating income	27	17	10	(40.2)
Corporate and others
Total operating revenues	1,362	1,481	890	(39.9)
Total operating expenses	(1,371)	(1,481)	(891)	(39.8)
Total operating (loss)/income	(9)	0.1	(0.39)	-
Elimination of inter-segment income	(4)	(0.04)	4.42	-

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment were RMB 167.8 billion, representing a decrease of 20.4% over 2019. This was mainly attributed to the decrease of realized price in crude oil, natural gas and LNG.

This segment sold 34.52 million tonnes of crude oil and 27.8 billion cubic meters of natural gas in 2020, representing an increase of 0.5% and a decrease of 3.6% over 2019, respectively; 15.7 billion cubic meters of gasified LNG, representing an increase of 40.3% over 2019; and 6.17 million tonnes of LNG, representing an increase of 30.2% over 2019. The average realized price of crude oil and natural gas was RMB 1,902 per tonne and RMB 1,360 per thousand cubic meters, respectively, representing a decrease of 33.6% and a decrease of 13.2%, respectively, over 2019, and the average realized price of gasified LNG and LNG was RMB 1,774 per thousand cubic meters and RMB 2,543 per tonne, respectively, representing a decrease of 13.0% and a decrease of 23.1%, respectively.

In 2020, the operating expenses of this segment were RMB 184.2 billion, representing a decrease of 8.5% over 2019. This was mainly due to:

•	Procurement cost decreased by RMB 12.0 billion year on year, as a result of decrease of LNG price;

•	Depreciation, depletion and amortization decreased by RMB 4.5 billion year on year;

•	Cost of power fuel and purchased materials decreased by RMB 2.1 billion year on year;

•	Resource Tax and special oil income levy decreased by RMB 2.0 billion year on year; and

•	Impairment losses on long-lived assets increased by RMB 7.9 billion year on year.

The lifting cost for oil and gas was RMB 729.59 per tonne in 2020, representing a decrease of 6.7% over 2019, mainly attributable to the decrease in the cost of purchased material, fuels, and power since the upstream segment proactively reinforced the cost control to cope with the low oil price environment.

In 2020, the operating loss of the exploration and production segment was RMB 16.5 billion, representing a decrease of RMB 25.8 billion compared with 2019, mainly attributable to decrease of international oil price.

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

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment was RMB 944.5 billion, representing a decrease of 22.8% over 2019. This was mainly attributed to the decrease in products prices and crude oil throughput compared with the same period of last year as a result of recession in market demand which was impacted by the COVID-19 pandemic.

The table below sets forth sales volume and average realized prices by product for 2020 and 2019, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2019	2020	2019 to 2020	2019	2020	2019 to 2020
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	60,750	56,259	(7.4)	7,057	5,813	(17.6)
Diesel	63,509	61,167	(3.7)	5,477	4,354	(20.5)
Kerosene	23,890	17,309	(27.6)	4,252	2,673	(37.2)
Chemical feedstock	39,720	39,872	0.4	3,531	2,596	(26.5)
Other refined oil products	61,890	65,353	5.6	3,237	3,011	(7.0)

In 2020, our sales revenues of gasoline were RMB 327.0 billion, representing a decrease of 23.7% over 2019; the sales revenues of diesel were RMB 266.3 billion, representing a decrease of 23.4% over 2019; the sales revenues of kerosene were RMB 46.3 billion, representing a decrease of 54.5% over 2019; the sales revenues of chemical feedstock were RMB 103.5 billion, representing a decrease of 26.2% over 2019; and the sales revenues of other refined oil products other than gasoline, diesel, kerosene and chemical feedstock were RMB 196.8 billion, representing a decrease of 1.8% over 2019.

This segment’s operating expenses were RMB 950.1 billion in 2020, representing a decrease of 20.4% over 2019, which is mainly attributable to the decrease in procurement cost of crude oil resulted from the slump of international crude oil price.

In 2020, the average processing cost of crude oil was RMB 2,456 per tonne, representing a decrease of 27.8% over 2019. Refining throughput were 245.92 million tonnes (excluding the volume processed for third parties), representing a decrease of 2.6% over 2019. In 2020, the total costs of crude oil processed were RMB 603.9 billion, representing a decrease of 29.7% over 2019, which was accounted for 63.6% of the segment’s operating expenses, a decrease of 8.4 percentage points year on year.

The refining margin was RMB 240 per tonne in 2020, representing a decrease of RMB 126 per tonne compared with 2019. This is mainly due to the significant shrink of margin in kerosene and other refined petroleum products which was impacted by the COVID-19 outbreak and market demand recession as well as inventory losses of crude oil and refined products due to crude oil price slump.

In 2020, the refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 181.48 per tonne, an increase of 2.1% over 2019, which was mainly because the unit cost increased as a result of the throughput decreased compared with last year.

In 2020, the operating loss of the segment totaled RMB 5.6 billion, representing a decline of RMB 36.2 billion compared with 2019.

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

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment was RMB 1,102.2 billion, down by 23.0% year-on-year. This was mainly because demand and sales volume of refined oil products decreased as a result of COVID-19 impact and reduced oil prices. The sales revenues of gasoline totaled RMB 549.2 billion, down by 19.4% year-on-year; the sales revenues of diesel were RMB 377.0 billion, down by 25.7% year-on-year; and the sales revenues of kerosene was RMB 54.9 billion, down by 52.8% year-on-year.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2020 and 2019, including breakdown in retail, wholesale and distribution of gasoline and diesel.

	Sales Volume		Change from	Average Realized Prices		Change from
	2019	2020	2019 to 2020	2019	2020	2019 to 2020
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	92,261	86,216	(6.6)	7,387	6,370	(13.8)
Retail sale	66,440	61,446	(7.5)	7,968	6,940	(12.9)
Wholesale and distribution	25,820	24,770	(4.1)	5,892	4,955	(15.9)
Diesel	87,335	77,507	(11.3)	5,812	4,865	(16.3)
Retail sale	43,503	36,757	(15.5)	6,227	5,351	(14.1)
Wholesale and distribution	43,832	40,750	(7.0)	5,399	4,426	(18.0)
Kerosene	27,068	20,828	(23.1)	4,297	2,634	(38.7)
Fuel oil	21,772	23,331	7.2	3,072	2,536	(17.4)

In 2020, the operating expenses of the segment were RMB 1,081.4 billion, representing a decrease of RMB 320.5 billion year-on-year, down by 22.9%. This was mainly due to the decrease of sales volumes and procurement costs.

In 2020, the operating revenues of nonfuel business was RMB 33.9 billion, up by RMB 1.8 billion year-on-year and the profit of non-fuel business was RMB 3.7 billion, up by RMB 0.5 billion. This was mainly because the Company vigorously promoted company-owned brands and innovated marketing model to boost the increase of volume and profit of non-fuel business.

In 2020, the segment’s marketing operating cash cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortization, divided by sales volume) was RMB 189.86 per tonne, up by 4.0% year-on-year, which was mainly because the unit cost increased as a result of the decreased sales volume.

In 2020, the segment’s operating profit was RMB 20.8 billion, down by 28.4% year-on-year. This was mainly because sales volume decreased as a result of shrinking demand of refined oil product.

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

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment was RMB 371.9 billion, down by 28.0% year-on-year. This was mainly due to the decrease in chemical products prices and sales volume of some products because of COVID-19 impact.

In 2020, the sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, and chemical fertilizer) was RMB 354.4 billion, down by 24.3%, accounting for 95.3% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2019 to 2020.

	Sales Volume		Change from	Average Realized Prices		Change from
	2019	2020	2019 to 2020	2019	2020	2019 to 2020
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	52,007	47,109	(9.4)	4,534	3,564	(21.4)
Synthetic fiber monomers and polymers	14,089	9,743	(30.8)	5,722	4,302	(24.8)
Synthetic resins	16,131	17,124	6.2	7,804	7,150	(8.4)
Synthetic fiber	1,370	1,403	2.4	8,438	6,407	(24.1)
Synthetic rubber	1,284	1,364	6.3	9,595	7,986	(16.8)
Chemical fertilizer	925	1,181	27.8	2,109	1,950	(7.5)

In 2020, the operating expenses of the segment was RMB 361.5 billion, down by 27.6% year-on-year.

In 2020, the segment’s operating profit was RMB 10.4 billion, down by RMB 7 billion year-on-year. This was mainly due to the decrease in chemical product prices and narrowed gross margin as a result of COVID-19 impact.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

The operating revenues of the chemicals segment in 2019 were RMB 516.3 billion, representing a decrease of 9.8% over 2018, which was mainly attributable to sharp decrease in prices of chemical products as a result of the concentrated release of new capacity, as well as the change of supply-demand structure.

The sales revenues generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resins, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, and chemical fertilizer) totaled RMB 468.1 billion, representing a decrease of 9.7% as compared with 2018, and accounted for 90.7% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2018 to 2019.

	Sales Volume		Change from	Average Realized Prices		Change from
	2018	2019	2018 to 2019	2018	2019	2018 to 2019
	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	52,450	52,007	(0.8)	5,281	4,534	(14.1)
Synthetic fiber monomers and polymers	11,252	14,089	25.2	6,978	5,722	(18.0)
Synthetic resins	15,325	16,131	5.3	8,646	7,804	(9.7)
Synthetic fiber	1,314	1,370	4.3	9,712	8,438	(13.1)
Synthetic rubber	1,278	1,284	0.5	10,750	9,595	(10.7)
Chemical fertilizer	796	925	16.2	2,093	2,109	0.8

In 2019, the operating expenses of the chemicals segment were RMB 498.9 billion, representing a decrease of 8.4% over 2018, mainly because of the decrease in the price of externally procured raw materials as compared with the same period in 2018.

In 2019, confronted with the business cycle correction and decreased chemical margin, the Company strengthened the coordination among research, development, production and marketing, continuously reinforced the profit prediction based on the market, optimized the structures of feedstock, product and facilities, intensified allocation of resources, pushed ahead with targeted marketing and precise service strategy, and achieved steadily growing sales volume of petrochemicals. The operating income of this segment was RMB 17.3 billion.

Corporate and Others

The business activities of corporate and others mainly consist of the import and export business activities of our subsidiaries, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues generated from corporate and others was RMB 890.3 billion (of which the operating revenues of trading companies was RMB 886.4 billion), down by 39.9% year-on-year. This was mainly because sales volume and prices of crude oil and refined oil products plunged as a result of COVID-19 impact.

In 2020, the operating expenses for corporate and others was RMB 890.7 billion (of which the operating expenses of trading companies was RMB 882.2 billion), down by 39.8% year-on-year.

In 2020, the segment’s operating loss was RMB 0.4 billion, of which trading companies realized an operating profit of RMB 4.1 billion.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

In 2019, the operating revenue generated from corporate and others was RMB 1,480.7 billion, representing an increase of 8.7% over 2018, which was mainly attributable to the increase in value of trade from crude oil and overseas refined oil products, as well as the rapid growth of the equipment and petrochemicals business transaction scale through Epec platform.

In 2019, the operating expenses of this segment was RMB 1,480.6 billion, representing an increase of 8.0% over 2018.

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

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
Statement of cash flow data	2018	2019(1)	2020
	(RMB in millions)
Net cash generated from operating activities	175,937	153,619	167,518
Net cash used in investing activities	(66,648)	(121,051)	(102,203)
Net cash used in financing activities	(111,269)	(84,204)	(36,955)
Net decrease in cash and cash equivalents	(1,980)	(51,636)	28,360

(1)	We have adopted IFRS Standard 16 “Leases” from January 1, 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from such standard were therefore recognized in the opening balance sheet on January 1, 2019.

In 2020, the net cash generated from operating activities of the Company was RMB 167.5 billion, representing an increase in cash of RMB 13.9 billion year on year. This was mainly due to the strengthened management of inventories and receivables and payables and sharp decrease of occupation of funds.

In 2019, the net cash generated from operating activities of the company was RMB 153.6 billion, representing a decrease of RMB 22.3 billion as compared with 2018, of which: profit before taxation decreased by RMB 9.3 billion, loss from assets impairment decreased by RMB 9.8 billion, interest expenses increased by RMB 9.7 billion, exchange rate and derivatives financial instruments loss/(gain) increased by 5.5 billion, net change of accounts receivable and other current assets decreased by RMB 10.9 billion, net change of inventory decreased by RMB 7.1 billion, net change of accounts payable and other current liabilities decreased by RMB 15.7 billion, and the paid income tax decreased by RMB 13.6 billion as compared with 2018.

The net cash generated from our operating activities in 2018 was RMB 175.9 billion, representing a decrease of RMB 15.2 billion over 2017, among which, profit before taxation increased by RMB 12.4 billion, depreciation, depletion and amortization and assets impairment loss decreased by RMB 15.5 billion, accounts receivable and net change for other current assets decreased by RMB 30.1 billion, net change for inventory decreased by RMB 27.0 billion, accounts payable and net change for other current liabilities decreased by RMB 58.7 billion, and the paid income tax increased by RMB 13.0 billion as compared with 2017.

In 2020, the net cash used in investing activities was RMB 102.2 billion, representing a year on year decrease of RMB 18.8 billion, mainly because capital expenditures decreased by RMB 12.2 billion.

In 2019, the net cash used in investing activities was RMB 121.1billion, representing an increase of cash outflow of RMB 54.4 billion over 2018, of which: capital expenditure and wildcat expenditure increased by RMB 38.4 billion, purchasing investment and associates and joint ventures investments decreased by RMB 6.6 billion, cash inflow from changes of financial assets at fair value through profit or loss decreased by RMB 3.0 billion, outcome from time deposit with maturities over three months increased by RMB 9.2 billion.

The net cash used in our investing activities in 2018 was RMB 66.6 billion, representing a decrease of RMB 78.7 billion over 2017, which was mainly due to an increase in capital expenditure of RMB 31.2 billion, an increase of RMB 76.6 billion in proceeds from matured financial assets at fair value through profit or loss, and an increase of RMB 30.5 billion in gains from the time deposits with maturities over three months.

In 2020, the net cash used in financing activities were RMB 37.0 billion, representing a year on year decrease of RMB 47.2 billion, mainly because proceeds from bank and other loans decreased by RMB 43.8 billion, repayments of bank and other loans decreased by RMB 74.1 billion, dividends paid by the Company decreased by RMB 14.5 billion, distributions by subsidiaries to non-controlling shareholders decreased by RMB 3.2 billion.

In 2019, the net cash used in financing activities was RMB 84.2 billion, representing a decrease of cash outflow by RMB 27.1 billion over 2018. This was mainly due to the cash outflow from the changes of loans increased to RMB 13.8 billion, cash paid for dividends decrease by RMB 21.8 billion, subsidiary companies allocated to non-controlling shareholders reduced by RMB 6.3 billion, investments from non-controlling shareholders increased by RMB 1.9 billion, and repayment for lease liabilities increased by RMB 16.8 billion.

The net cash used in the Company’s financing activities in 2018 was RMB 111.3 billion, representing an increase of cash out flow by RMB 54.7 billion over 2017, among which, the dividend payment increased by RMB 35.1 billion, the net repayments of bank and other loans increased by RMB 13.9 billion and the distributions by subsidiaries to non-controlling shareholders increased by RMB 6.2 billion.

In respect of our cash flow situation of 2020, we further strengthened the centralized management of funds, strictly controlled the scale of monetary funds and interest-bearing debts, reduced capital precipitation, accelerated capital turnover, and maintained stable operating cash flow throughout the year.

In respect of our debts and borrowings in 2020, due to our stable cash flow, we decreased our debts to RMB 112.8 billion at the end of 2020 from RMB 142.6 billion from the beginning of 2020. Among which, our short-term debts decreased by RMB 54.8 billion as compared to the beginning of 2020, representing a decrease from 59% at the beginning of 2020 to 26% at the end of 2020 of the debts, primarily because of repayment of matured debts. Our long-term debts increased by RMB 25.0 billion from the beginning of 2020, representing an increase from 41% at the beginning of 2020 to 74% at the end of 2020 of the debts, which was mainly due to increase in imported crude oil loans and project loans from companies such as Sino-SK. Our short-term debts consist of revolving loans borrowed according to our business plan and operation needs and overdrawing agreements entered into on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2020.

	As of December 31, 2020
	Total	less than 1 year	1-3 years	4-5 years	After 5 years
	(RMB in millions)
Contractual obligations(1)
Short-term debt	45,912	45,912	-	-	-
Long-term debt	93,865	2,176	62,080	21,125	8,484
Total contractual obligations	139,777	48,088	62,080	21,125	8,484

Other commercial commitments
Capital commitments	205,277	165,700	38,443	1,134	-
Exploration and production licenses	1,498	390	165	119	824
Guarantees(2)	14,840	14,840	-	-	-
Total commercial commitments	221,615	180,930	38,608	1,253	824

(1)	Contractual obligations include the contractual obligations relating to interest payments.

(2)	Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2020, with respect to guarantees in relation to banking facilities granted to certain parties, we have not entered into any off-balance sheet arrangements. As of December 31, 2020, the maximum amount of potential future payments under the guarantees was RMB 14.8 billion. As of December 31, 2019, the maximum amount of potential future payments under the guarantees was RMB 17.2 billion. See Note 34 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2018, 2019 and 2020 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2018		2019		2020		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent
	(in billions, except percentage data)
Exploration and production	42.16	35.73%	61.74	41.97%	56.42	42%	160.32	38%
Refining	27.91	23.66%	31.37	21.33%	24.72	18%	84.00	20%
Marketing and distribution	21.43	18.16%	29.57	20.10%	25.40	19%	76.40	18%
Chemicals	19.58	16.59%	22.44	15.26%	26.20	19%	68.22	16%
Corporate and others	6.90	5.86%	1.97	1.34%	2.31	2%	11.18	7%
Capital Expenditure	117.98	100.00%	147.09	100.00%	135.05	100%	400.12	100%

In 2020, focusing on quality and profitability of investment, the Company optimized its investment management system, with total capital expenditures of RMB 135.1 billion, among which:

•	Exploration and production. RMB 56.4 billion, mainly for Shengli and Northwest crude oil capacity building projects, Fuling and Weirong shale gas projects, phase II of Tianjin LNG project, and phase II of Shandong LNG project.

•	Refining. RMB 24.7 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming, Luoyang and Sinopec-SK refining upgrading projects.

•	Marketing and distribution. RMB 25.4 billion, mainly for construction of service stations, oil products depots and nonfuel business.

•	Chemicals. RMB 26.2 billion, mainly for Zhongke, Zhenhai and Gulei projects, Amur gas chemical complex project, Sinopec-SK ethylene revamping projects, Jiujiang aromatics project and meltblown fabric capacity building.

•	Corporate and others. RMB 2.3 billion, mainly for R&D facilities and information technology projects.

Capital expenditures for the year 2021 are budgeted at RMB 167.2 billion, among which,

•	Exploration and production. The planned capital expenditure in 2021 for this segment is approximately RMB 66.8 billion, with focuses on the production capacity building of Fuling and Weirong shale gas fields, Shengli and Northwest crude oil development projects, and the Phase II LNG project in Tianjin and Phase II LNG project in Shandong.

•	Refining. The planned capital expenditure in 2021 for this segment is RMB 20.1 billion, mainly on the structural adjustment projects of Yangzi and Anqing, as well as the expansion of Zhenhai.

•	Marketing and distribution. The planned capital expenditure in 2021 for this segment is RMB 26.5 billion with emphasis on service stations, gas stations, hydrogen stations, depots and non-fuel business.

•	Chemicals. The planned capital expenditure in 2021 for this segment is RMB 48.6 billion, mainly on projects such as Zhenhai, Gulei, Hainan and Tianjin Nangang, Sinopec-SK and the Amur ethylene projects, Jiujiang aromatics, Baling caprolactam project, Shanghai large-tow carbon fiber, Yizheng PTA and other projects.

•	Corporate and others. The planned capital expenditure in 2021 for this segment is RMB 5.2 billion, mainly for R&D facilities and information technology projects.

Research and Development

Our expenditures for research and development were RMB 12.9 billion in 2018, RMB 15.5 billion in 2019 and RMB 15.2 billion in 2020, among which, the research expenses were RMB 8.0 billion, RMB 9.5 billion and RMB 10.1 billion for each of the three years, respectively.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index (CPI) in the PRC increased by 2.5% in 2020 over 2019 (CPI increased by 2.9% in 2019) and increased by 5.4% over 2018.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all of our directors of the seventh session of the Board of Directors will expire in May 2021.

Name	Age	Position with the Company
Zhang Yuzhuo	59	Chairman
Ma Yongsheng	59	Director, President
Yu Baocai	56	Director, Senior Vice President
Liu Hongbin	58	Director, Senior Vice President
Ling Yiqun	58	Director, Senior Vice President
Zhang Shaofeng	49	Director
Tang Min	67	Independent Director
Cai Hongbin	53	Independent Director
Ng, Kar Ling Johnny	60	Independent Director

Zhang Yuzhuo, aged 59, Chairman of the Board of Directors of Sinopec Corp. Mr. Zhang is a Research Fellow, Ph.D. in engineering and Academician of the Chinese Academy of Engineering. Mr. Zhang is an alternate member of the 19th Central Committee of the Communist Party of China (“CPC”). In January 1997, he was appointed as Vice President of China Coal Research Institute; in February 1998, he temporarily served as Deputy General Manager of Yankuang Group Co. Ltd.; in July 1998, he was appointed as Vice President of China Coal Research Institute, Director and Deputy General Manager of China Coal Technology Corporation; in March 1999, he served as President of China Coal Research Institute and Chairman of China Coal Technology Corporation; in June 1999, he was appointed as President and Deputy Secretary of CPC Committee of China Coal Research Institute, and Chairman and Deputy Secretary of CPC Committee of China Coal Technology Corporation; in January 2002, he was appointed as Deputy General Manager of Shenhua Group Corporation Limited, and served concurrently as Chairman and General Manager of China Shenhua Coal Liquefaction Company Limited; in August 2003, he was appointed as Deputy General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Coal Liquefaction Company Limited; in December 2008, he was appointed as Director, General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited; in July 2009, he served concurrently as Vice Chairman of All-China Federation of Returned Overseas Chinese; in May 2014, he was appointed as Chairman and Secretary of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Energy Company Limited; in March 2017, he served as a member of the Standing Committee of the CPC Tianjin Municipal Committee and Secretary of the CPC Binhai New Area Committee; in July 2017, he served concurrently as Chairman of Sino-Singapore Tianjin Eco-City Investment & Development Co., Ltd.; in May 2018, he served concurrently as Director of China (Tianjin) Pilot Free Trade Zone Administration; in January 2020, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation. In March 2020, he was elected as Chairman of the Board of Directors of Sinopec Corp.

Ma Yongsheng, aged 59, Director and President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Ma is a member of the 13th National Committee of Chinese People’s Political Consultative Conference (“CPPCC”). In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and was appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in April 2019, he was appointed as Director, President and Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation. In February 2016, he was elected as Director of Sinopec Corp.; in October 2018, he was appointed as President of Sinopec Corp.

Yu Baocai, aged 56, Director and Senior Vice President of Sinopec Corp. Mr. Yu is a senior engineer with a master’s degree in economics. In September 1999, Mr. Yu was appointed as Deputy General Manager of Daqing Petrochemical Company; in December 2001, he was appointed as General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; in September 2003, he was appointed as General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; in June 2007, he was appointed as General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and General Manager of Lanzhou Petroleum & Chemical Company; in September 2008, he was appointed as a member of the Leading Party Member Group and Deputy General Manager of China National Petroleum Corporation (“CNPC”) and since May 2011, he acted concurrently as Director of PetroChina Company Limited; in June 2018, he was appointed as a Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.; in September 2020, he was appointed as Senior Vice President of Sinopec Corp.

Liu Hongbin, aged 58. Director and Senior Vice President of Sinopec Corp. Mr. Liu is a senior engineer with a bachelor’s degree. In June 1995, he was appointed as Chief Engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as Deputy General Manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as Commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as General Manager of the Planning Department of PetroChina Company Limited; in September 2005, he served as Director of the Planning Department of CNPC; in June 2007, he was appointed as Vice President of PetroChina Company Limited, and in November 2007, he served concurrently as General Manager and Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in June 2009, he served concurrently as General Manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in July 2013, he was appointed as Member of the Leading Party Member Group and Deputy General Manager of CNPC and in August 2013, he served concurrently as an Executive Director and General Manager of Daqing Oilfield Company Limited, Director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as Director of PetroChina Company Limited; in November 2019, he was appointed as a member of the Leading Party Member Group of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of China Petrochemical Corporation. In March 2020, he was appointed as Senior Vice President of Sinopec Corp.; in May 2020, he was elected as Director of Sinopec Corp.

Ling Yiqun, aged 58, Director and Senior Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd.; in February 2000, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp.; in May 2012, he was appointed concurrently as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed concurrently as President and Secretary of CPC Committee of Sinopec Qilu Petrochemical Company, and President of Sinopec Qilu Company; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; since April 2019, he has been a member of the Leading Party Member Group of China Petrochemical Corporation. In February 2018, he was appointed as Senior Vice President of Sinopec Corp.; in May 2018, he was elected as Director of Sinopec Corp.

Zhang Shaofeng, aged 49, Director of Sinopec Corp., Mr. Zhang is a professor level senior accountant with a master’s degree in business administration. In December 2008, he was appointed as Chief Accountant and Member of the CPC Committee of Trans-Asia Gas Pipeline Company Limited of CNPC; in July 2017, he was appointed as General Manager of Finance Department of CNPC and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in December 2017, he was appointed as General Manager of Finance Department of CNPC and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in July 2020, he was appointed as Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation. In September 2020, he was elected as Director of Sinopec Corp.

Tang Min, aged 67, Independent Director of Sinopec Corp. Mr. Tang has a Ph.D. degree in economics. He presently acts as Counsellor of the State Council of the PRC and Executive Vice Chairman of YouChange China Social Entrepreneur Foundation. He was an economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; Deputy Representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and Deputy Secretary-General of the China Development Research Foundation between 2007 and 2010. In May 2015, he was appointed as Independent Director of Sinopec Corp.

Cai Hongbin, aged 53, Independent Director of Sinopec Corp. Mr. Cai is Dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at the University of California, Los Angeles. Since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, and he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as Dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Mr. Cai once served as a member of the 12th National People’s Congress, a member of Beijing Municipal Committee of CPPCC, a member of the 11th Central Committee of China Democratic League, Deputy Chairman of Beijing Municipal Committee of China Democratic League and a Special Auditor of the National Audit Office. He currently serves as an Independent Director of CCB International (Holdings) Limited and Ping An Bank Co., Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

Ng, Kar Ling Johnny, aged 60, Independent Director of Sinopec Corp. Mr. Ng currently is a practicing Certified Public Accountant in Hong Kong, a practicing auditor and Certified Public Accountant in Macau, a Fellow of the Hong Kong Institute of Certified Public Accountants (FCPA), a Fellow of the Association of Chartered Certified Accountant (FCCA), and a Fellow of the Institute of Chartered Accountants in England and Wales (FCA). Mr. Ng obtained a bachelor’s degree and a master’s degree in business administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and Vice Chairman of KPMG China from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director of China Vanke Co., Ltd., Fangdd Network Group Ltd. and Metallurgical Corporation of China Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term for all of our supervisors of the seventh session of the Board of Supervisors will expire in May 2021.

Name	Age	Position with the Company
Zhao Dong	50	Chairman of Board of Supervisors
Jiang Zhenying	56	Supervisor
Li Defang	59	Employee Representative Supervisor
Lv Dapeng	59	Employee Representative Supervisor
Chen Yaohuan	57	Employee Representative Supervisor

Zhao Dong, aged 50, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhao is a professor level senior accountant with a Ph.D. degree. In July 2002, he was appointed as Chief Accountant and General Manager of Financial Assets Department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as Deputy Chief Accountant and Executive Deputy Director of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as Deputy Chief Accountant and General Manager of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation and Chief Financial Officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as Deputy General Manager of CNPC Nile Company; in August 2013, he was appointed as General Manager of CNPC Nile Company; in November 2015, he was appointed as Chief Financial Officer of PetroChina Company Limited. In November 2016, he was appointed as a Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation; in May 2020, he was appointed as Director and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation. In June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Jiang Zhenying, aged 56, Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a Ph.D. degree in management. In December 1998, he was appointed as Vice President of China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as Director General of Sinopec Procurement Management Department; in November 2005, he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director of Safety Supervisory Bureau of China Petrochemical Corporation and Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director General (Director General level) of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation; in December 2018, he was appointed as Director of Audit Bureau of China Petrochemical Corporation, and Director of Audit Department of Sinopec Corp.; in December 2019, he was appointed as President of Audit Bureau of Sinopec Corp. and Director of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation. In December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in May 2018, he was elected as Supervisor of Sinopec Corp.

Li Defang, aged 59, Employee’s Representative Supervisor of Sinopec Corp. Mr. Li is a professor level senior engineer with a Ph.D. degree. In May 2001, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Sinopec Engineering Incorporation; in December 2001, he was appointed as Director General of Information System Management Department of Sinopec Corp.; in September 2013, he was appointed as Director General of Informatization Management Department of Sinopec Corp.; in October 2014, he was appointed as Chairman of Petro-CyberWorks Information Technology Co., Ltd.; in January 2018, he was elected as Employee Supervisor of China Petrochemical Corporation; in March 2019, he was appointed as Secretary of CPC Committee of Sinopec Management Institute (Sinopec Communist Party School); in November 2020, he was appointed as the Secretary of CPC Committee of Sinopec Management Institute and Executive Vice Principal of Sinopec Communist Party School. In May 2020, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Lv Dapeng, aged 59, Employee’s Representative Supervisor of Sinopec Corp. Mr. Lv is a professor level senior administration engineer with a Master’s degree of business administration. In December 2001, he was appointed as Deputy Director General of China Petrochemical News; in March 2003, he was appointed as Deputy Director General and Chief Editor of China Petrochemical News; in June 2004, he was appointed as Director General and Chief Editor of China Petrochemical News; in December 2004, he was appointed as Director General, Secretary of CPC Committee and Chief Editor of China Petrochemical News; in March 2011, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., and Director General of the Political Work Department of and Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation; in June 2012, he was appointed concurrently as Deputy Director General of Working Committee of Trade Union and Deputy Director of the Youth Working Committee of China Petrochemical Corporation; in March 2015, he was appointed as Director General of Corporate Culture Department of Sinopec Corp. and Director General of Communications Department (Press Office) of China Petrochemical Corporation; in December 2019, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., Director General of Communication Department and Director General of Press Office of China Petrochemical Corporation. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Chen Yaohuan, aged 57, Employee’s Representative Supervisor of Sinopec Corp. Mr. Chen is a professor level senior engineer with a Master’s degree awarded by Central Party School of the CPC. In October 2008, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in March 2015, he was appointed as Executive Director, General Manager and Deputy Secretary of the CPC Committee of Sinopec Beihai Refining and Chemical Limited Liability Company; in May 2015, he was appointed as a member of the Standing Committee of the CPC Beihai Municipal Committee; in June 2018, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Guanzhou Branch of Sinopec Corp. and General Manager of Guangzhou Branch of Sinopec Assets Management Corporation; in July 2019, he was appointed as Deputy Director General (Director General Level) and Chief Engineer of Refining Department of Sinopec Corp.; in October 2019, he was appointed concurrently as Chairman of Sinopec Kantons International Limited and Sinopec Kantons Holdings Limited; in December 2019, he was appointed as General Manager and Chief Engineer of Refining Department of Sinopec Corp.; in December 2019, he was appointed concurrently as Vice Chairman and Chairman of Audit Committee of Yanbu Aramco Sinopec Refining Company Ltd.; in August 2020, he was appointed concurrently as Executive Director and Secretary of CPC Committee of Sinopec Petroleum Marketing Company Limited and Chairman of Sinopec Petroleum Storage and Reserve Limited. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Chen Ge	58	Senior Vice President
Yu Xizhi	58	Vice President
Shou Donghua	51	CFO
Zhao Rifeng	58	Vice President
Huang Wensheng	54	Vice President/Secretary to the Board of Directors

Chen Ge, aged 58, Senior Vice President of Sinopec Corp. Mr. Chen is a senior economist with a Master’s degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; from April 2005 to August 2013, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in July 2010, he was appointed as Assistant to President of China Petrochemical Corporation; from December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People’s Government and a member of the Leading Party Member Group of Guizhou Provincial General Office; in November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation; in December 2017, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in October 2018, he was appointed as Senior Vice President of Sinopec Corp.

Yu Xizhi, aged 58, Vice President of Sinopec Corp. Mr Yu is a professor-level senior engineer with a Ph.D. degree in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrently as General Manager of Fertilizer Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company; in January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he temporarily served as a member of the Standing Committee of the CPC Anqing Municipal Committee; in July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd.; in April 2017, Mr. Yu was appointed as Director General of Human Resources Department of Sinopec Corp.; in June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in December 2019, he was appointed as President of Human Resource Department of Sinopec Corp. and the Director General of Organization Department of China Petrochemical Corporation; in January 2020, he was elected as Director of China Petrochemical Corporation. In July 2020, he was appointed as Vice President of Sinopec Corp.

Shou Donghua, aged 51, Chief Financial Officer of Sinopec Corp. Ms. Shou is a professor level senior accountant with a Master’s degree of business administration. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in January 2020, she was appointed as Chief Financial Officer of Sinopec Corp.

Zhao Rifeng, aged 58, Vice President of Sinopec Corp. Mr. Zhao is a professor level Senior Engineer with a Master’s degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd. and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd.; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd.; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; in December 2017, he was appointed as the Director General of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited; in December 2019, he was appointed as the President of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 54, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in August 2009, he was appointed as the Deputy Director General of President’s office of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; in June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of China Petrochemical Corporation; in July 2018, he was appointed concurrently as Chairman, and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; in December 2019, he was appointed as President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2014, he was appointed as Vice President of Sinopec Corp.

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

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who received compensation from us in 2020.

Name	Position with the Company	Remuneration paid by the Company in 2020
		(RMB in ten thousands before tax)
Directors
Zhang Yuzhuo	Chairman	—
Ma Yongsheng	Director, President	101.31
Yu Baocai	Director, Senior Vice President	—
Liu Hongbin(1)	Director, Senior Vice President	—
Ling Yiqun	Director, Senior Vice President	—
Zhang Shaofeng(2)	Director	—
Tang Min	Independent Director	35.00
Cai Hongbin	Independent Director	35.00
Ng, Kar Ling Johnny	Independent Director	35.00
Fan Gang(3)	Former Independent Director	N/A
Li Yong(4)	Former Director	N/A

Supervisors
Zhao Dong	Chairman of the Board of Supervisors	—
Jiang Zhenying	Supervisor	115.94
Li Defang(5)	Employee Representative Supervisor	—
Lv Dapeng(6)	Employee Representative Supervisor	—
Chen Yaohuan(7)	Employee Representative Supervisor	—
Yang Changjiang(8)	Former Supervisor	—
Zhang Baolong(9)	Former Supervisor	—
Zou Huiping(10)	Former Supervisor	88.51
Yu Xizhi(11)	Former Employee Representative Supervisor	76.19
Zhou Hengyou(12)	Former Employee Representative Supervisor	76.00
Yu Renming(13)	Former Employee Representative Supervisor	—
Sun Huanquan(14)	Former Employee Representative Supervisor	46.63

Other Executive officers
Chen Ge	Senior Vice President	151.06
Yu Xizhi (15)	Vice President	31.73
Shou Donghua	CFO	80.54
Zhao Rifeng	Vice President	162.21
Huang Wensheng	Vice President/Secretary to the Board of Directors	125.24
Lei Dianwu(16)	Former Senior Vice President	N/A

Note:      (1) Mr. Liu Hongbin was elected on May 19, 2020.

(2) Mr. Zhang Shaofeng was elected on September 28, 2020.

(3) Mr. Fan Gang resigned on August 28, 2020.

(4) Mr. Li Yong resigned on September 22, 2020.

(5) Mr. Li Defang was appointed on May 18, 2020.

(6) Mr. Lv Dapeng was appointed on January 11, 2021.

(7) Mr. Chen Yaohuan was appointed on January 11, 2021.

(8) Mr. Yang Changjiang resigned on September 9, 2020.

(9) Mr. Zhang Baolong resigned on September 9, 2020.

(10) Mr. Zou Huiping resigned on January 28, 2021.

(11) Mr. Yu Xizhi resigned on May 18, 2020.

(12) Mr. Zhou Hengyou resigned on May 18, 2020.

(13) Mr. Yu Renmin resigned on January 11, 2021.

(14) Mr. Sun Huanquan was appointed on May 18, 2020, and resigned on January 11, 2021.

(15) Mr. Yu Xizhi was appointed on July 23, 2020.

(16) Mr. Lei Dianwu resigned on August 12, 2020.

C.	BOARD PRACTICE

We have nine directors. We have five special board committees, namely the strategic committee, the audit committee, the remuneration and evaluation committee, the nominating committee and social responsibility management committee. All members of the audit committee and the majority of the members of the remuneration and evaluation committee and the nominating committee are independent directors. In addition, there is at least one independent director who is a financial expert in the audit committee.

The main responsibilities of the strategy committee are to conduct research and put forward proposals on the long-term development strategy and significant investments.

The members of our strategy committee are Zhang Yuzhuo, Ma Yongsheng, Ling Yiqun, and Cai Hongbin.

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

The members of our remuneration committee are Tang Min, Ma Yongsheng and Ng, Kar Ling Johnny.

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

The members of social responsibility management committee are Zhang Yuzhuo, Tang Min and Cai Hongbin.

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

Under our articles of association, the main responsibilities of our board of supervisors include:

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

Our board of supervisors currently consists of five supervisors including three employee representative supervisors. In 2020, some of the supervisors attended the Company’s shareholders’ meetings and presented at the Company’s board meetings, and made assessment on the work of the Board. The supervisors went to the Company’s subsidiaries for research, made suggestions to improve management of the Company.

D.	EMPLOYEES

As of December 31, 2018, 2019 and 2020, we had approximately 423,543, 402,206 and 384,065 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2020.

By Segment	Number of Employees	Percentage of Total Number of Employees (%)
Exploration and production	130,920	34
Refining	56,876	15
Marketing and distribution	122,490	32
Chemicals	62,668	16
Research and Development	6,035	2
Corporate and other	5,076	1
Total	384,065	100

By Employee’s Scope of Work	Number of Employees	Percentage of Total Number of Employees (%)
Production	140,004	37
Technical	81,563	21
Sales	110,631	29
Finance	8,607	2
Administration	30,725	8
Others	12,535	3
Total	384,065	100

By Education	Number of Employees	Percentage of Total Number of Employees (%)
Master’s degree and above	19,606	5
University	105,705	28
Junior college	86,083	22
Technical secondary school	31,003	8
Senior high school and technical school degree or below	141,668	37
Total	384,065	100

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

As of December 31, 2020, except our director and senior vice president Ling Yiqun who holds 13,000 shares of our A shares, none of our directors, supervisors and executive officers beneficially own any of our shares.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 15, 2021.

Shareholder	Number of Shares Owned (in millions)	Percentage of Ownership (%)
Sinopec Group Company(1)	83,262	68.77

(1)	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of Sinopec Group Company) under HKSCC Nominees Limited.

As of April 15, 2021, 1,231,644,000 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 15, 2021, 12,316,440 ADSs, representing 1,231,644,000 H shares, were held of record by Cede & Co. and 24 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

Sinopec Group Company owned 68.77% of our outstanding equity as of April 15, 2020. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us. A discussion of these agreements and arrangements is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2000, April 13, 2007, May 20, 2009, April 30, 2010, April 11, 2013, April 16, 2014, April 10, 2015, April 20, 2016, April 24, 2017, April 27, 2018, April 29, 2019 and April 10, 2020, respectively.

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

In 2020, our related connected transactions occurred in accordance with the abovementioned Continuing Connected Transaction agreements amounted to RMB 385.868 billion, among which, our purchase amounted to RMB 252.381 billion, accounting for 11.38% of the amount of similar transactions, including products and services (purchasing, storage and transportation, exploration and development services, and production-related services) of RMB 236.685 billion, auxiliary and community service of RMB 3.126 billion, house rental payment of RMB 565 million, land rental payment of RMB 11.086 billion, and the interest expense of RMB 0.919 billion. The amount of our sales was RMB 133.486 billion, accounting for 5.99% of the transaction amount of similar transactions, including sales of goods of RMB 132.643 billion, agency commission income of RMB 140 million and interest income of RMB 0.704 billion.

On April 29, 2020, Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. (“Zhongke Refining”), a wholly-owned subsidiary of the Company, entered into a merger agreement with Sinopec Zhanjiang Dongxing Petrochemical Company Limited (“Zhanjiang Dongxing”), and the Company entered into a joint venture contract with Sinopec Century Bright Capital Investment Ltd. (“Century Bright Company”), pursuant to which, Zhongke Refining shall absorb and merge Zhanjiang Dongxing and, upon the completion of such transaction, Zhongke Refining will become the owner of all assets and liabilities of Zhanjiang Dongxing and will assume the existing businesses and personnel of Zhanjiang Dongxing with the Company and Century Bright Company holding 90.3% and 9.7% equity interest in Zhongke Refining, respectively.

On October 28, 2020, our board of directors approved the capital increase in Sinopec Baling Petrochemical Company Limited (“Baling Petrochemical”) by the Company with the Sinopec Group Asset Management Co., Ltd. (“Assets Company”) on a pro rata basis. The capital increase in Baling Petrochemical will be contributed by the Company and the Assets Company with an aggregate amount of approximately RMB 6.3 billion, of which, the Company will contribute approximately RMB 3.5 billion by injecting the relevant assets of the Company. Baling Branch and cash, and the Assets Company will contribute approximately RMB 2.8 billion by injecting the relevant assets of Assets Company Baling Branch. Pursuant to the capital increase agreement, the registered capital of Baling Petrochemical will be increased from RMB 100 million to RMB 3 billion. Upon completion of the capital increase, the shareholders of Baling Petrochemical and their respective shareholdings will remain unchanged, while the Company and the Assets Company will continue to hold 55% and 45% equity interest in Baling Petrochemical, respectively. Baling Petrochemical will remain a subsidiary of the Company.

On March 26, 2021, (i) Sinopec Overseas Investment Holding Limited (“Overseas Investment Company”), a subsidiary of the Company, and Century Bright Company entered into the Agreement on Purchasing Equity Interest in Sinopec Hainan Refining and Chemical Company Limited, pursuant to which Overseas Investment Company proposed to purchase the 25% equity interest in Sinopec Hainan Refining and Chemical Company Limited held by Century Bright Company at a consideration of RMB 5,769 million; (ii) the Company and Assets Company entered into the Agreement on Purchasing Equity Interest in Cangzhou Toray Fine Chemical Co., Ltd., pursuant to which the Company proposed to purchase the 40% equity interest in Cangzhou Toray held by Assets Company at a consideration of RMB 20 million; (iii) the Company and Assets Company entered into the Agreement on Purchasing the Polypropylene and Utility Business Assets, pursuant to which the Company proposed to purchase the non-equity assets held by Assets Company, including the polypropylene and utility business assets of Cangzhou branch of Assets Company, at a consideration of RMB 138 million; (iv) the Company and Beijing Orient Petrochemical Industry Co., Ltd. (“Orient Petrochemical”) entered into the Agreement on Purchasing Equipment and Relevant Assets, pursuant to which the Company proposed to purchase the non-equity assets held by Orient Petrochemical, including inventory and equipment, at a consideration of RMB 715 million; and (v) Sinopec Beihai Refining and Chemical Limited Liability Company (“Beihai Refining and Chemical”), a subsidiary of the Company, and Beihai Petrochemical Limited Liability Company of Sinopec Group (“Beihai Petrochemical”) entered into the Agreement on Purchasing Assets of Beihai Petrochemical related to Pier Business, pursuant to which Beihai Refining and Chemical proposed to purchase the non-equity assets held by Beihai Petrochemical, including the pier operation platform, at a consideration of RMB 149 million.

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

At the annual general meeting held on May 19, 2020, our shareholders adopted the distribution of a final cash dividend of RMB 0.19 (including tax) per share, combining with an interim distributed dividend of RMB 0.12 (including tax) per share, the total dividend for 2019 is RMB 0.31 (including tax) per share.

At the extraordinary general meeting held on September 28, 2020, our shareholders adopted the distribution of a special dividend of RMB 0.07 (including tax) per share. At the 21st meeting of the seventh session of our board, our board approved the proposal to distribute a final cash dividend of RMB 0.13 (including tax) per share, combining with an interim distributed dividend of RMB 0.07 (including tax) per share, the total dividend for 2020 is RMB 0.20 (including tax) per share. The proposal is subject to the shareholder’s approval at the annual general meeting.

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

We have appointed our representative office, located 3050 Post Oak Blvd, Suite 800, Houston, Texas, 77056, as our agent to receive service of process with respect to any action brought against us in certain courts in New York under the United States federal and New York State’s securities laws. However, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts within the United States, the United Kingdom, Japan or most other the Organization for Economic Cooperation and Development countries, administrative actions brought by regulatory authorities, such as the Commission, and other actions which result in foreign court judgments, could (assuming such actions are not required by PRC law and the articles of association to be arbitrated) only be enforced in the PRC on a reciprocal basis or according to relevant international treaty to which China is a party if such judgments or rulings do not violate the basic principles of the law of the PRC or the sovereignty, security and public interest of the society of the PRC, as determined by a People’s Court of the PRC which has the jurisdiction for recognition and enforcement of judgments. We have been advised by our PRC counsel, Haiwen & Partners, that there is certain doubt as to the enforceability in the PRC of actions to enforce judgments of United States courts arising out of or based on the ownership of H shares or ADSs, including judgments arising out of or based on the civil liability provisions of United States federal or state securities laws.

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

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020 and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our H shares or ADSs (which we cannot control). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

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

Commodity Price Risk

We engage in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on us. We use derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of such risk.

As of December 31, 2020, we had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As of December 31, 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 12,353 million (2019: RMB 788 million) and derivative financial liabilities of RMB 4,808 million (2019: RMB 2,728 million).

As of December 31, 2020, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease our net income for the year by approximately RMB 3,592 million (2019: increase/decrease RMB 3,134 million), and increase/decrease our other comprehensive income by approximately RMB 10,379 million (2019: decrease/increase RMB 4,289 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to our derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2019.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2019 and 2020. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2019 and 2020. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

	As of December 31, 2020
	Expected Maturity Date						Total carrying	Fair
	2021	2022	2023	2024	2025	Thereafter	amount	Value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	27,456	-	-	-	-	-	27,456	27,456
In HK Dollar	1,410	-	-	-	-	-	1,410	1,410
In Japanese Yen	38	-	-	-	-	-	38	38
In Euro	402	-	-	-	-	-	402	402
Others	2,406	-	-	-	-	-	2,406	2,406
Time deposits with financial institutions
In US Dollar	8,413	-	-	-	-	-	8,413	8,413
Liabilities
Debts in US Dollar
Fixed rate	643	13	1	8,140	1	3,247	12,045	12,742
Average interest rate	1.56%	-	-	1.74%	-	1.42%
Variable rate	2,679	5	5	5	5	1,412	4,111	4,111
Average interest rate(1)	1.12%	-	-	-	-	1.56%
Debts in HK Dollar
Fixed rate	-	-	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-
Variable rate	31	-	-	-	-	-	31	31
Average interest rate(1)	4.35%	-	-	-	-	-
Debts in Euro
Fixed rate	172	-	-	-	-	-	172	172
Average interest rate	0.1%	-	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2020.

	As of December 31, 2019
	Expected Maturity Date						Total carrying	Fair
	2020	2021	2022	2023	2024	Thereafter	amount	Value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	15,962	-	-	-	-	-	15,962	15,962
In HK Dollar	28	-	-	-	-	-	28	28
In Japanese Yen	30	-	-	-	-	-	30	30
In Euro	114	-	-	-	-	-	114	114
Others	96	-	-	-	-	-	96	96
Time deposits with financial institutions
In US Dollar	15,074	-	-	-	-	-	15,074	15,074
Liabilities
Debts in US Dollar
Fixed rate	930	31	18	8,700	6	3,504	13,189	13,493
Average interest rate	2.47%	1.39%	1.27%	2.69%	0.74%	1.40%
Variable rate	1,421	-	-	-	-	-	1,421	1,421
Average interest rate(1)	3.24%	-	-	-	-	-
Debts in HK Dollar
Fixed rate	469	-	-	-	-	-	469	469
Average interest rate	3.84%	-	-	-	-	-
Variable rate	26	-	-	-	-	-	26	26
Average interest rate(1)	4.35%	-	-	-	-	-
Debts in Euro
Fixed rate	25	-	-	-	-	-	25	25
Average interest rate	0.8%	-	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2019.

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2019 and 2020.

	As of December 31, 2020
	Expected Maturity Date						Total
	2021	2022	2023	2024	2025	There- after	carrying amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	55,847	-	-	-	-	-	55,847	55,847
In US Dollar	27,456	-	-	-	-	-	27,456	27,456
In HK Dollar	1,410	-	-	-	-	-	1,410	1,410
In Japanese Yen	38	-	-	-	-	-	38	38
In Euro	402	-	-	-	-	-	402	402
Others	2,406	-	-	-	-	-	2,406	2,406
Time deposits with financial institutions
In RMB	92,085	-	-	-	-	-	92,085	92,085
In US Dollar	8,413	-	-	-	-	-	8,413	8,413
Liabilities
Debts in RMB	11,882	7,517	32,160	3,508	12,170	679	67,916	63,567
Fixed rate	2.00%	2.10%	1.39%	1.08%	2.24%	0.59%
Average interest rate	13,547	3,065	7,225	1,897	2,502	337	28,573	28,573
Variable rate	2.94%	3.03%	2.81%	3.32%	4.32%	4.75%
Average interest rate(1)
Debts in US Dollar	643	13	1	8,140	1	3,247	12,045	12,742
Fixed rate	1.56%	-	-	1.74%	-	1.42%
Average interest rate	2,679	5	5	5	5	1,412	4,111	4,111
Variable rate	1.12%	-	-	-	-	1.56%
Average interest rate(1)
Debts in HK Dollar	-	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-
Average interest rate	-	-	-	-	-	-	-	-
Variable rate	31	-	-	-	-	-	31	31
Average interest rate(1)	4.35%
Debts in Euro	172	-	-	-	-	-	172	172
Fixed rate	0.1%	-	-	-	-	-
Average interest rate	-	-	-	-	-	-	-	-
Variable rate	-	-	-	-	-	-

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2020.

(2)	Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

	As of December 31, 2019
	Expected Maturity Date						Total
	2020	2021	2022	2023	2024	There- after	carrying amount(2)	Fair value
	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	44,208	-	-	-	-	-	44,208	44,208
In US Dollar	15,962	-	-	-	-	-	15,962	15,962
In HK Dollar	28	-	-	-	-	-	28	28
In Japanese Yen	30	-	-	-	-	-	30	30
In Euro	114	-	-	-	-	-	114	114
Others	96	-	-	-	-	-	96	96
Time deposits with financial institutions
In RMB	52,540	-	-	-	-	-	52,540	52,540
In US Dollar	15,074	-	-	-	-	-	15,074	15,074
Liabilities
Debts in RMB
Fixed rate	59,462	715	7,714	2,587	3,544	7,998	82,020	81,037
Average interest rate	1.64%	1.40%	2.02%	1.58%	1.50%	3.93%
Variable rate	21,476	4,349	2,078	1,722	1,463	14,406	45,494	45,494
Average interest rate(1)	3.05%	3.22%	3.71%	4.07%	3.96%	4.46%
Debts in US Dollar
Fixed rate	930	31	18	8,700	6	3,504	13,189	13,493
Average interest rate	2.47%	1.39%	1.27%	2.69%	0.74%	1.40%
Variable rate	1,421	-	-	-	-	-	1,421	1,421
Average interest rate(1)	3.24%	-	-	-	-	-
Debts in HK Dollar
Fixed rate	469	-	-	-	-	-	469	469
Average interest rate	3.84%	-	-	-	-	-
Variable rate	26	-	-	-	-	-	26	26
Average interest rate(1)	4.35%	-	-	-	-	-
Debts in Euro
Fixed rate	25	-	-	-	-	-	25	25
Average interest rate	0.8%	-	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-
Average interest rate(1)	-	-	-	-	-	-

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2019.

(2)	Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

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

Depositary Payments for the Year 2020

In 2020, Citibank, N.A., the Depositary for our ADR program, provided reimbursement net of applicable withholding taxes for our expenses related to the listing and investor’ relations activities as follows:

•	reimbursement of application fees: US$ 91,472.7

•	reimbursement of data infrastructure fees: US$ 5,055.5

•	reimbursement of proxy procedure fees: US$ 116,768.6

•	reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency): US$ 209,605.6

•	the accounting committee and accounting standard committee of public company: US$ 48,765.3

•	Total: US$ 471,667.5

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (Exchange Act), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020 (Evaluation Date), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2020. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020 based on these criteria.

PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for each of the fiscal years 2019 and 2020.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2019	RMB 69.77 million	—	—	RMB 5.71 million
2020	RMB 72.96 million	—	—	RMB 7.67 million

We are allowed to engage our principal accountants to render audit or non-audit services, only after the engagement is approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 26, 2021, our board of directors resolved to propose change in our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, after the completion of the audit of the December 31, 2020 consolidated financial statements and the audit of the effectiveness of internal control over financial reporting as of December 31, 2020. According to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (the “SASAC”), there are restrictions in respect of the number of years of audit services that an accounting firm can continuously provide to the Company (the “SASAC Rotation Requirements”). PricewaterhouseCoopers Zhong Tian LLP will retire as the external auditor of the Company due to the SASAC Rotation Requirements. The decision is subject to the approval by the shareholders of the Company at the annual general meeting for the year 2020.

During the two most recent fiscal years and through April 20, 2021, there have been no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PricewaterhouseCoopers Zhong Tian LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers Zhong Tian LLP would have caused it to make reference thereto in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through April 20, 2021, there have been no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The audit reports of PricewaterhouseCoopers Zhong Tian LLP on the consolidated financial statements of China Petroleum & Chemical Corporation as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We provided a copy of this disclosure to PricewaterhouseCoopers Zhong Tian LLP and requested that PricewaterhouseCoopers Zhong Tian LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers Zhong Tian LLP addressed to the SEC, dated April 20, 2021, is filed as Exhibit 15.1.

On March 26, 2021, our board of directors resolved, as recommended by our audit committee, to propose to appoint KPMG Huazhen LLP as our independent registered public accounting firm, which subject to the approval by the shareholders of the Company at the annual general meeting for the year 2020. During the two most recent fiscal years and through April 20, 2021, neither we nor anyone on our behalf consulted KPMG Huazhen LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).  Also, during the two most recent fiscal years and through April 20, 2021, we have not obtained any written report or oral advice that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	No similar requirements.

Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors.	It is stipulated in China that the board of directors of a listed company may, based on actual needs, establish a nominating committee composed entirely of directors, of which the independent directors shall be the majority and the convener.

Up to now, the Company has set up a nominating committee, and made charters regarding its responsibilities and procedure.

The nominating/corporate governance committee must have a written charter that addresses the committee’s purposes and responsibilities which, at minimum, must be to: search for eligible people for the board of directors, select and nominate directors for the next session of the shareholders’ annual meeting, study and propose corporate governance guidelines, supervise the evaluation of the board of directors and management, and evaluate the performance of the committee every year.	Relevant responsibilities of the nominating/corporate governance committee are similar to those stipulated by the NYSE rules, but the main responsibilities do not include the research and recommendation of corporate governance guidelines, the supervision of the evaluation of the board of directors and management, or the annual evaluation of the committee.

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors.	It is stipulated in China that the board of directors of a listed company may, based on actual needs, have a compensation and assessment committee composed entirely of directors, of whom the independent directors are the majority and act as the convener.

The compensation committee must have a written charter that addresses, at least, the following purposes and responsibilities:	It is stipulated in China that the responsibilities of the compensation and assessment committee are:
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

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 of Securities Exchange Act of 1934 (Exchange Act). It must have a minimum of three members, and all audit committee members must satisfy the requirements for independence set forth in Section 303A.02 of NYSE Corporate Governance Rules as well as the requirements of Rule 10A-3(b)(1) of the Exchange Act.	It is stipulated in China that the board of directors of a listed company shall establish an audit committee composed entirely of competent directors with expertise and business experience, of which the independent directors are the majority and act as the convener, and the convener of the audit committee shall be an accounting professional.

The audit committee must have a written charter that specifies the purpose of the audit committee is, at minimum, to assist the board oversight of the integrity of financial statements, the Company’s compliance with legal and regulatory requirements, qualifications and independence of independent auditors and the performance of the listed company’s internal audit function and independent auditors.	The responsibilities of the audit committee are similar to those stipulated by the NYSE rules. The board of directors shall evaluate the independence and performance of members of the audit committee periodically, and may replace any member who is no longer suitable for the position. The Company shall disclose the performance of the audit committee in its annual report, including meetings convened by the audit committee.
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

Each listed company must have an internal audit department.	China has a similar regulatory provision, and the Company has an internal audit department.

Shareholder approval of equity compensation plan

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for, among others, plans that are made available to shareholders generally, such as typical dividend reinvestment plan and certain awards and plans in the context of mergers and acquisitions.	It is stipulated in China that the compensation of the directors and supervisors shall be approved by the shareholders’ meeting. The compensation plan of executive officers shall be approved by the board of directors, illustrate to the shareholders’ meeting and fully disclosed to the public.

The Company has complied with the above mentioned laws or rules.

Code of ethics for directors, officers and employees

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Each code of business conduct and ethics must require that any waiver of the code for executive officers or directors may be made only by the board or a board committee.	China does not have such requirement for a code for ethics. But our controlling shareholder, Sinopec Group Company, adopted a Staff Code in 2014 to provide disciplines and requirements for its staff’s conducts, including legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Staff Code covers such areas as HSE, conflict of interests, anti-corruption, protection and proper use of our assets and properties as well as reporting requirements. The Staff Code also applies to all directors, officers and employees of each subsidiary of Sinopec Group Company, including us. In addition, the directors and officers must perform their legal responsibilities in accordance with the Company Law of PRC, relative requirements of CSRS and Mandatory Provisions to the Charter of Companies Listed Overseas. Meanwhile, the Company establishes The Model Code of Securities Transactions by Corporate Employees and The Rules of The Company’s Shares Transactions by Corporate Directors, Superiors and Senior Managements to regulate the above mentioned people when transacting related securities.

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards and he or she must promptly notify the NYSE in writing of any non-compliance with any applicable provisions of Section 303A.	No similar requirements.

Board of Supervisors

Listed companies are not required to have a board of supervisors.	PRC corporate governance rules promulgated by China Securities Regulatory Commission prescribe that the board of supervisors of listed companies is responsible for supervising the compliance of the Company’s financial affairs and the directors, executive officers of the Company, and safeguarding the legitimate rights and interests of the Company and the shareholders. The rules also provided detailed requirements in respect of the selection of supervisors of listed companies, the duties and composition of the board of supervisors and adoptions of its meeting procedures, etc.

The Company has complied with the above rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See consolidated financial statements included in this annual report following Item 19.

ITEM 19.	EXHIBITS

1	Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on May 9, 2019, incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2020 (File Number: 001-15138).

2.1	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934, incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2020 (File Number: 001-15138).

4.1	Forms of Director Service Contracts adopted by the Company on May 11, 2012 (English translation), incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.2	Forms of Supervisor Service Contracts adopted by the Company on May 11, 2012 (English translation), incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.3	Agreement for Mutual Provision of Products and Ancillary Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.4	Agreement for Provision of Cultural, Educational, Hygiene and Community Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.5	Trademark License Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.6	Patents and Proprietary Technology License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.7	Computer Software License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.8	Land Use Rights Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.9	Property Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.10	Loan Transfer and Adjustment Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 16, 2000 (including English translation), incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.11	Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 11, 2001 (English translation), incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.12	Land Use Right Leasing Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2003 (English translation), incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.13	2004 Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated October 31, 2004 (English translation), incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.14	Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation), incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.14.1	Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2008 (English Translation), incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 20, 2009 (File Number: 001-15138).

4.14.2	Land Use Rights Leasing Agreement Third Amendment Memo between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English Translation), incorporated by reference to Exhibit 4.20.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.15	Supplemental Agreement on Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation), incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.15.1	Continuing Connected Transactions Second Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 21, 2009 (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010 (File Number: 001-15138).

4.15.2	Continuing Connected Transactions Third Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English translation), incorporated by reference to Exhibit 4.19.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.15.3	Continuing Connected Transactions Fourth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 26, 2015 (English translation), incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016 (File Number: 001-15138).

4.15.4	Continuing Connected Transactions Fifth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2018 (English translation).

4.16	Non-Compete Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 and its related Undertakings (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 26, 2013 (File Number: 001-15138).

4.16.1	Undertakings from China Petrochemical Corporation Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation dated April 28, 2014 (English translation), incorporated by reference to Exhibit 4.21.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2015 (File Number: 001-15138).

4.17*	Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and China Petroleum & Chemical Corporation (English Translation)

4.17.1*	Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Natural Gas Limited Company (English Translation)

4.17.2*	Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Marketing Co., Limited (English Translation)

4.17.3*	Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Company, dated July 21, 2020, between China Oil & Gas Pipeline Network Corporation and Sinomart KTS Development Limited (English Translation)

4.18*	Framework Agreement regarding Production and Operation of Oil and Gas Pipeline Facilitates between China Petroleum & Chemical Corporation and China Oil & Gas Pipeline Network Corporation (English Translation)

8.1*	A list of the Registrant’s subsidiaries.

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.3*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13**	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

15.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP regarding Item 16F of this annual report.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
	Name:	Huang Wensheng
	Title:	Vice President and Secretary to the Board of Directors

Date:  April 20, 2021

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Petroleum & Chemical Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of China Petroleum & Chemical Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities

As described in Note 8, Notes 18 and 41 to the consolidated financial statements, the Company’s consolidated property, plant and equipment balance was RMB 589,247 million at December 31, 2020. Management identified possible indications of impairment from external and internal sources of information, and considered low crude oil prices gave rise to possible indication that the carrying amount of property, plant and equipment relating to oil and gas producing activities as at December 31, 2020 might be impaired. Management conducted impairment tests and adopted value in use as the respective recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which involved key estimations or assumptions including future crude oil prices, future production profiles, future cost profiles and discount rates.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included evaluating and testing the effectiveness of key controls in respect of the preparation of the discounted cash flow projections of property, plant and equipment relating to oil and gas producing activities. These procedures also included, among others, testing management’s process for determining the recoverable amount of property, plant and equipment relating to oil and gas producing activities, evaluating the appropriateness of the methodology adopted in the discounted cash flow projections, testing the completeness, accuracy, and relevance of underlying data used in the discounted cash flow projections, evaluating the reasonableness of key estimates and significant assumptions used by management in developing the discounted cash flow projections including future crude oil prices, future production profiles, future cost profiles and discount rates, and testing the mathematical accuracy of the discounted cash flow projections. Evaluating the significant assumptions relating to the key estimates in discounted cash flow projections also involved (i) comparing the estimates of future crude oil prices adopted by the management against a range of published crude oil price forecasts; (ii) comparing the estimates of future production profiles against the oil and gas reserve estimation report approved by the management;; (iii) evaluating the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves; (iv) evaluating key estimates or assumptions used in the reserve estimation against historical data, management plans and/or relevant external data in the market; (v) comparing the future cost profiles against historical costs and relevant budgets; (vi) using professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates; and (vii) evaluating the sensitivity analysis prepared by the management and assessing the potential impacts of a range of possible outcomes.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 26, 2021

We have served as the Company’s auditor since 2013.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

 FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in million, except per share data)

		Years ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB
Operating revenues
Sales of goods	3	2,822,375	2,899,682	2,049,456
Other operating revenues	4	59,702	60,117	56,528
		2,882,077	2,959,799	2,105,984

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,279,844)	(2,370,699)	(1,594,130)
Selling, general and administrative expenses	5	(65,770)	(55,438)	(55,315)
Depreciation, depletion and amortization		(110,344)	(109,172)	(106,965)
Exploration expenses, including dry holes		(10,744)	(10,510)	(9,716)
Personnel expenses	6	(78,967)	(82,743)	(86,006)
Taxes other than income tax	7	(248,587)	(244,517)	(234,947)
Other operating expense, net	8	(5,257)	(346)	(5,712)
Total operating expenses		(2,799,513)	(2,873,425)	(2,092,791)
Operating income		82,564	86,374	13,193

Finance costs
Interest expense	9	(7,396)	(17,088)	(15,194)
Interest income		7,730	7,210	4,803
Foreign currency exchange gains/(losses), net		596	(170)	885
Net finance costs		930	(10,048)	(9,506)
Investment income	10	1,871	919	37,744
Share of profits less losses from associates and joint ventures	22,23	13,974	12,777	6,712
Earnings before income tax		99,339	90,022	48,143
Income tax expense	11	(20,278)	(17,939)	(6,219)
Net income		79,061	72,083	41,924

Attributable to:
Owners of the Company		61,708	57,493	33,096
Non-controlling interests		17,353	14,590	8,828
Net income		79,061	72,083	41,924

Earnings per share:
Basic	13	0.51	0.48	0.27
Diluted	13	0.51	0.48	0.27

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

 FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

 (Amounts in million)

		Years ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB
Net income		79,061	72,083	41,924

Other comprehensive (loss)/income:	12
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(53)	(31)	(22)
Total items that may not be reclassified subsequently to profit or loss		(53)	(31)	(22)
Items that may be reclassified subsequently to profit or loss
Fair value hedges		-	-	162
Share of other comprehensive loss of associates and joint ventures		(229)	(810)	(2,441)
Cash flow hedges		(9,741)	4,941	7,073
Foreign currency translation differences		3,399	1,480	(4,457)
Total items that may be reclassified subsequently to profit or loss		(6,571)	5,611	337
Total other comprehensive (loss)/income		(6,624)	5,580	315

Total comprehensive income for the year		72,437	77,663	42,239

Attributable to:
Owners of the Company		54,090	62,908	34,490
Non-controlling interests		18,347	14,755	7,749
Total comprehensive income for the year		72,437	77,663	42,239

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

 AS OF DECEMBER 31, 2019 AND 2020

(Amounts in million)

		December 31,
ASSETS	Notes	2019	2020
		RMB	RMB
Current assets
Cash and cash equivalents		60,438	87,559
Time deposits with financial institutions		67,614	100,498
Financial assets at fair value through profit or loss		3,319	1
Derivative financial assets	14	837	12,528
Trade accounts receivable	15	54,375	35,587
Financial assets at fair value through other comprehensive income	24	8,661	8,735
Inventories	16	194,142	151,895
Prepaid expenses and other current assets	17	57,924	58,592
Total current assets		447,310	455,395
Non-current assets
Property, plant and equipment, net	18	625,692	589,247
Construction in progress	19	173,872	124,765
Right-of-use assets	20	267,937	266,368
Goodwill	21	8,697	8,620
Interest in associates	22	95,737	136,163
Interest in joint ventures	23	56,467	52,179
Financial assets at fair value through other comprehensive income	24	1,521	1,525
Deferred tax assets	25	17,616	25,054
Long-term prepayments and other assets	26	65,437	74,489
Total non-current assets		1,312,976	1,278,410
Total assets		1,760,286	1,733,805
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	27	40,521	23,769
Loans from Sinopec Group Company and fellow subsidiaries	27	43,289	5,264
Lease liabilities	28	15,198	15,292
Derivative financial liabilities	14	2,729	4,826
Trade accounts payable and bills payable	29	200,023	161,656
Contract liabilities	30	126,833	126,160
Other payables	31	148,118	178,637
Income tax payable		3,267	6,586
Total current liabilities		579,978	522,190
Non-current liabilities
Long-term debts	27	49,208	72,037
Loans from Sinopec Group Company and fellow subsidiaries	27	9,626	11,778
Lease liabilities	28	177,674	172,306
Deferred tax liabilities	25	6,809	8,124
Provisions	32	43,163	45,552
Other long-term liabilities		16,524	18,960
Total non-current liabilities		303,004	328,757
Total liabilities		882,982	850,947
Equity
Share capital	33	121,071	121,071
Reserves	43	617,875	620,423
Total equity attributable to owners of the Company		738,946	741,494
Non-controlling interests		138,358	141,364
Total equity		877,304	882,858
Total liabilities and equity		1,760,286	1,733,805

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890
Change in accounting policy	-	-	-	-	-	(12)	12	-	-	-
Contribution from SAMC in the Acquisition of Baling Branch of SAMC (Note 35)	-	905	-	-	-	-	(25)	880	739	1,619
Balance as of January 1, 2018	121,071	27,231	55,850	82,682	117,000	(2,946)	326,112	727,000	127,509	854,509
Net income	-	-	-	-	-	-	61,708	61,708	17,353	79,061
Other comprehensive (loss)/income (Note 12)	-	-	-	-	-	(7,618)	-	(7,618)	994	(6,624)
Total comprehensive income for the year	-	-	-	-	-	(7,618)	61,708	54,090	18,347	72,437
Amounts transferred to initial carrying amount of hedged items	-	-	-	-	-	5,269	-	5,269	-	5,269
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2017	-	-	-	-	-	-	(48,428)	(48,428)	-	(48,428)
Interim dividend for 2018	-	-	-	-	-	-	(19,371)	(19,371)	-	(19,371)
Appropriation	-	-	-	3,996	-	-	(3,996)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(7,476)	(7,476)
Contributions to subsidiaries from non-controlling interests	-	-	-	-	-	-	-	-	2,060	2,060
Total contributions by and distributions to owners	-	-	-	3,996	-	-	(71,795)	(67,799)	(5,416)	(73,215)
Transaction with non-controlling interests	-	(12)	-	-	-	-	-	(12)	(299)	(311)
Total transactions with owners	-	(12)	-	3,996	-	-	(71,795)	(67,811)	(5,715)	(73,526)
Others	-	(431)	-	-	-	818	(858)	(471)	(220)	(691)
Balance as of December 31, 2018	121,071	26,788	55,850	86,678	117,000	(4,477)	315,167	718,077	139,921	857,998

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	121,071	26,788	55,850	86,678	117,000	(4,477)	315,167	718,077	139,921	857,998
Net income	-	-	-	-	-	-	57,493	57,493	14,590	72,083
Other comprehensive income (Note 12)	-	-	-	-	-	5,415	-	5,415	165	5,580
Total comprehensive income for the year	-	-	-	-	-	5,415	57,493	62,908	14,755	77,663
Amounts transferred to initial carrying amount of hedged items	-	-	-	-	-	1,038	-	1,038	55	1,093
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2018	-	-	-	-	-	-	(31,479)	(31,479)	-	(31,479)
Interim dividend for 2019	-	-	-	-	-	-	(14,529)	(14,529)	-	(14,529)
Appropriation (Note 43 (c))	-	-	-	3,745	-	-	(3,745)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(18,989)	(18,989)
Contributions to subsidiaries from non-controlling interests	-	-	-	-	-	-	-	-	5,495	5,495
Total contributions by and distributions to owners	-	-	-	3,745	-	-	(49,753)	(46,008)	(13,494)	(59,502)
Transaction with non-controlling interests	-	2,933	-	-	-	-	-	2,933	(2,933)	-
Total transactions with owners	-	2,933	-	3,745	-	-	(49,753)	(43,075)	(16,427)	(59,502)
Others	-	9	-	-	-	(35)	24	(2)	54	52
Balance as of December 31, 2019	121,071	29,730	55,850	90,423	117,000	1,941	322,931	738,946	138,358	877,304

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	121,071	29,730	55,850	90,423	117,000	1,941	322,931	738,946	138,358	877,304
Net income	-	-	-	-	-	-	33,096	33,096	8,828	41,924
Other comprehensive income (Note 12)	-	-	-	-	-	1,406	(12)	1,394	(1,079)	315
Total comprehensive income for the year	-	-	-	-	-	1,406	33,084	34,490	7,749	42,239
Amounts transferred to initial carrying amount of hedged items	-	-	-	-	-	(47)	-	(47)	48	1
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2019	-	-	-	-	-	-	(23,004)	(23,004)	-	(23,004)
Interim dividend for 2020	-	-	-	-	-	-	(8,475)	(8,475)	-	(8,475)
Appropriation (Note 43 (c))	-	-	-	1,857	-	-	(1,857)	-	-	-
Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(6,726)	(6,726)
Contributions to subsidiaries from non-controlling interests	-	-	-	-	-	-	-	-	3,325	3,325
Distribution to SAMC in the Acquisition of Baling Branch of SAMC (Note 35)	-	(972)	-	-	-	-	-	(972)	972	-
Total contributions by and distributions to owners	-	(972)	-	1,857	-	-	(33,336)	(32,451)	(2,429)	(34,880)
Transaction with non-controlling interests	-	(138)	-	-	-	-	-	(138)	13	(125)
Total transactions with owners	-	(1,110)	-	1,857	-	-	(33,336)	(32,589)	(2,416)	(35,005)
Others	-	812	-	-	-	200	(318)	694	(2,375)	(1,681)
Balance as of December 31, 2020	121,071	29,432	55,850	92,280	117,000	3,500	322,361	741,494	141,364	882,858

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in million)

		Years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB
Net cash generated from operating activities	(a)	175,937	153,619	167,518
Investing activities
Capital expenditure		(94,848)	(130,057)	(117,874)
Exploratory wells expenditure		(8,261)	(11,497)	(13,315)
Purchase of investments, investments in associates and investments in joint ventures		(10,116)	(3,483)	(6,040)
Payment for financial assets at fair value through profit or loss		(29,550)	(12,851)	(6,700)
Proceeds from sale of financial assets at fair value through profit or loss		55,000	35,292	10,000
Payment for acquisition of subsidiary, net of cash acquired		(3,188)	(1,031)	(340)
Proceeds from disposal of investments and investments in associates		1,557	704	51,520
Proceeds from disposal of property, plant, equipment and other non-current assets		9,671	709	2,656
Increase in time deposits with maturities over three months		(81,708)	(103,231)	(84,689)
Decrease in time deposits with maturities over three months		78,401	90,710	54,950
Interest received		5,810	7,094	2,305
Investment and dividend income received		10,720	10,272	11,510
Repayments of other investing activities		(136)	(3,682)	(6,186)
Net cash used in investing activities		(66,648)	(121,051)	(102,203)
Financing activities
Proceeds from bank and other loans		749,155	602,467	558,680
Repayments of bank and other loans		(774,572)	(614,108)	(540,015)
Contributions to subsidiaries from non-controlling interests		1,989	3,919	4,219
Dividends paid by the Company		(67,799)	(46,008)	(31,479)
Distributions by subsidiaries to non-controlling interests		(13,702)	(7,357)	(4,157)
Interest paid		(6,064)	(6,250)	(7,508)
Payments made to acquire non-controlling interests		(160)	(8)	(1,121)
Repayments of lease liabilities (2018: Finance lease payment)		(86)	(16,859)	(15,327)
Proceeds from other financing activities		-	320	514
Repayments of other financing activities		(30)	(320)	(761)
Net cash used in financing activities		(111,269)	(84,204)	(36,955)
Net (decrease)/increase in cash and cash equivalents		(1,980)	(51,636)	28,360
Cash and cash equivalents as of January 1		113,389	111,927	60,438
Effect of foreign currency exchange rate changes		518	147	(1,239)
Cash and cash equivalents as of December 31		111,927	60,438	87,559

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in million)

(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating activities
Earnings before income tax	99,339	90,022	48,143
Adjustment for:
Depreciation, depletion and amortization	110,344	109,172	106,965
Dry hole costs written off	6,921	5,831	5,928
Income from associates and joint ventures	(13,974)	(12,777)	(6,712)
Investment income	(1,871)	(919)	(37,744)
Interest income	(7,730)	(7,210)	(3,433)
Interest expense	7,396	17,088	14,449
(Gain)/loss on foreign currency exchange rate changes and derivative financial instruments	(1,835)	3,624	2,003
Loss/(gain) on disposal of property, plant, equipment and other non-current assets, net	1,501	1,829	(398)
Impairment losses on assets	11,613	1,779	26,018
Credit impairment losses	140	1,264	2,066
	211,844	209,703	157,285
Net changes from:
Accounts receivable and other current assets	(1,008)	(11,915)	(17,623)
Inventories	(2,670)	(9,748)	22,703
Accounts payable and other current liabilities	844	(14,898)	14,175
	209,010	173,142	176,540
Income tax paid	(33,073)	(19,523)	(9,022)
Net cash generated from operating activities	175,937	153,619	167,518

See accompanying notes to consolidated financial statements.

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PREPARATION

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

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on March 26, 2021.

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new and amended standards as set out below.

(a) New and amended standards and interpretations adopted by the Group

On 28 May 2020, the IASB published IFRS 16 COVID-19-Related Rent Concessions Amendment, which has no material impact on the Group for 31 December 2020 reporting periods.

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

1	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(a) New and amended standards and interpretations adopted by the Group (Continued)

The Group had changed its accounting policies as a result of adopting IFRS 16 Leases in 2019.

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

The recognized right-of-use assets relate to the following types of assets:

	January 1, 2019	December 31, 2019
	RMB	RMB
Land	244,588	239,374
Others	27,381	28,486
Total right-of-use assets	271,969	267,860

(iv)	Adjustments recognized in the balance sheet on January 1, 2019

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	right-of-use assets – increase by RMB 271,969

•	lease prepayments – decrease by RMB 64,514

•	prepaid expenses and other current assets – decrease by RMB 766

•	long-term prepayments and other assets – decrease by RMB 8,125

•	lease liabilities – increase by RMB 198,564

(v)	Impact on segment disclosures

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

Basis of preparation (Continued)

(b) New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 39.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Basis of consolidation (Continued)

(ii)	Associates and joint ventures

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

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(i) and (n)).

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

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognized according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

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

Research and development expenditures that cannot be capitalized are expensed in the period in which they are incurred. Research and development expense amounted to RMB 7,996, RMB 9,450 and RMB 10,086 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)	Leases (Continued)

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

Payments associated with short-term leases with lease terms within 12 months and all leases of low-value assets are recognized on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognizing right-of-use assets and lease liabilities.

A lessee shall account for a lease modification as a separate lease if both: (1) the modification increases the scope of the lease by adding the right to use one or more underlying assets; and (2) the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the articular contract.

For a lease modification that is not accounted for as a separate lease, except for the practical expedient which applies only to rent concessions occurring as a direct consequence of the covid-19 pandemic, the group determine the lease term of the modified lease at the effective date of the modification, and remeasure the lease liability by discounting the revised lease payments using a revised discount rate. The group decrease the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease for lease modifications that decrease the scope or shorten the term of the lease, and shall recognize in profit or loss any gain or loss relating to the partial or full termination of the lease. The group make a corresponding adjustment to the right-of-use asset for all other lease modifications.

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

Sales of goods primarily represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas, which are recognized at a point in time.

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Gasoline	711,236	699,202	557,605
Diesel	594,008	615,342	422,569
Crude oil	512,955	549,720	351,707
Basic chemical feedstock	252,158	215,773	155,687
Synthetic resin	125,977	125,658	122,313
Kerosene	168,823	191,636	72,385
Natural gas	43,205	53,839	48,121
Synthetic fiber monomers and polymers	77,572	80,100	41,640
Others (i)	336,441	368,412	277,429
	2,822,375	2,899,682	2,049,456

(i) Others are primarily liquefied petroleum gas and other refinery and chemical byproducts and joint products.

4.	OTHER OPERATING REVENUES

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sale of materials and others	58,623	58,886	55,441
Rental income	1,079	1,231	1,087
	59,702	60,117	56,528

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operating lease charges	12,301	1,858	2,685
Auditor’s remuneration:
- Audit services	94	70	73
- Others	9	6	8
Impairment losses:
- Trade accounts receivable	6	1,283	2,105
- Other receivables	8	(2)	(25)

6.	PERSONNEL EXPENSES

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Salaries, wages and other benefits	69,786	70,921	77,202
Contributions to retirement schemes (Note 37)	9,181	11,822	8,804
	78,967	82,743	86,006

7.	TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Consumption tax (i)	203,653	204,388	197,542
City construction tax (ii)	18,406	16,387	15,699
Education surcharge	13,308	12,111	11,670
Resources tax	6,021	5,883	4,572
Others	7,199	5,748	5,464
	248,587	244,517	234,947

Notes:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from January 13, 2015 RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

(ii)	City construction tax is levied on an entity based on its total paid amount of value-added tax and consumption tax.

8.	OTHER OPERATING EXPENSE, NET

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Government grants (i)	7,677	6,933	8,775
Ineffective portion of change in fair value of cash flow hedges	(1,978)	(222)	3,052
Net realized and unrealized gain/(loss) on derivative financial instruments not qualified as hedging	191	(4,384)	(1,252)
Impairment losses on long-lived assets (ii)	(6,286)	(345)	(14,560)
(Loss)/gain on disposal of property, plant, equipment and other non-current assets, net	(1,501)	(1,829)	398
Fines, penalties and compensations	(278)	(173)	(43)
Donations	(181)	(210)	(301)
Others	(2,901)	(116)	(1,781)
	(5,257)	(346)	(5,712)

Notes:

(i)	Government grants for the years ended December 31, 2018, 2019 and 2020 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

(ii)	Impairment losses recognized on long-lived assets of the exploration and production (“E&P”) segments were RMB 4,274, RMB 3 and RMB 8,495 for the years ended December 31, 2018, 2019 and 2020, respectively. The impairment comprised RMB 4,274, RMB 8,435 on property, plant and equipment for the years ended December 31, 2018 and 2020, respectively, RMB 60 on construction in progress for the year ended December 31, 2020, and RMB 3 on prepayments for the year ended December 31, 2019. E&P segment determines recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which include significant judgements and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate of 10.47%, 10.47% and 10.47% for the years ended December 31, 2018, 2019 and 2020, respectively. Further future downward revisions to the Group’s oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group’s property, plant and equipment relating to oil and gas producing activities by approximately RMB 4,548. It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s property plant and equipment relating to oil and gas producing activities by approximately RMB 2,836. It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group’s property, plant and equipment relating to oil and gas producing activities by approximately RMB 287. The primary factor resulting in the E&P segment impairment loss for the year ended December 31, 2018 was downward revision of oil and gas reserve in certain fields. The primary factors resulting in the E&P segment impairment loss for the year ended December 31, 2020 were low oil price outlook and downward revision of oil and gas reserve in certain fields.

8.	OTHER OPERATING EXPENSE, NET (Continued)

Impairment losses recognized for the chemicals segment were RMB 1,379, RMB 17 and RMB 3,606 for the years ended December 31, 2018, 2019 and 2020, respectively, and comprised of impairment losses of RMB 1,257, RMB 4 and RMB 2,611 on property, plant and equipment for the years ended December 31, 2018, 2019 and 2020, respectively, RMB 25, RMB 29 and RMB 744 on construction in progress for the years ended December 31, 2018, 2019 and 2020, respectively, RMB 251 for investment on associates and joint ventures for the year ended December 31, 2020, RMB 97 on entrusted loans for the year ended December 31, 2018 and written back RMB 16 on entrusted loans for the year ended December 31, 2019. Impairment losses recognized for the refining segment were RMB 353, RMB 245 and RMB 1,923 for the years ended December 31, 2018, 2019 and 2020, respectively, and comprised of impairment losses of RMB 353, RMB 140 and RMB 226 on property, plant and equipment for the years ended December 31, 2018, 2019 and 2020, respectively, and RMB 105 on construction in progress for the year ended December 31, 2019, RMB 1,697 for investment in joint venture for the year ended December 31, 2020. These impairment losses relate to certain refining and chemicals production facilities that are held for use for the years ended December 31, 2018, 2019 and 2020. The carrying values of these facilities were written down to their recoverable amounts that were primarily determined based on the asset held for use model using the present value of estimated future cash flows of the production facilities using the pre-tax discount rates for the years ended December 31, 2018, 2019 and 2020, respectively. The primary factor resulting in the impairment losses on long-lived assets of the refining and chemicals segment for the years ended December 31, 2018, 2019 and 2020, were due to the suspension of operations of certain production facilities. Evidence indicates the economic performance of certain production facilities are worse than expected also contributed to the written down of assets in the chemical segments for the years ended December 31, 2018, 2019 and 2020.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 264, RMB 80 and RMB 536 for the years ended December 31, 2018, 2019 and 2020 respectively. The impairment comprised of impairment losses of RMB 254, RMB 52 and RMB 442 on property, plant and equipment for the years ended December 31, 2018, 2019 and 2020, respectively, impairment losses of RMB 47 on intangible assets for the year ended December 31, 2020, impairment losses of RMB 7, RMB 7 on investments in associates and joint ventures for the years ended December 31, 2018 and 2020, respectively, impairment losses of, RMB 3 RMB 1 and RMB 40 on construction in progress for the year ended December 31, 2018, 2019 and 2020, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years, and impairment losses of RMB 27 on prepayments for the year ended December 31, 2019. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

Impairment loss recognized on long-lived assets of the corporate and others segment was RMB 16 for the year ended December 31, 2018. The impairment comprised of impairment loss of RMB 16 on property, plant and equipment for the years ended December 31, 2018.

9.	INTEREST EXPENSE

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Interest expense incurred	6,457	7,039	6,513
Less: Interest expense capitalized*	(499)	(1,015)	(2,011)
	5,958	6,024	4,502
Interest expense on lease liabilities	—	9,646	9,349
Accretion expenses (Note 32)	1,438	1,418	1,343
Interest expense	7,396	17,088	15,194
* Interest rates per annum at which borrowing costs were capitalized for construction in progress	2.37% to 4.66%	2.92% to 4.66%	2.60% to 4.66%

10.	INVESTMENT INCOME

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Investment income from disposal of business and long-term equity investments (i)	397	185	37,525
Dividend income from holding of other equity instrument investments	515	492	156
Others	959	242	63
	1,871	919	37,744

Note:

(i)	The Company and Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Company Limited (“Marketing Company”), the subsidiaries of the Company entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Assets and the Agreement on Additional Issuance of Equity to Purchase Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), on July 21, 2020 and on July 23, 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose target business, including equity interests in the relevant companies, oil and gas pipeline and ancillary facilities, to PipeChina. The above transactions were considered and approved by the 15th Session of 7th Directorate Meeting on July 23, 2020 and the second Extraordinary General Meeting on September 28, 2020. The transaction consideration was mainly additional issuance of equity and/or cash payment by PipeChina and the gain on above transactions was RMB 37,731 million. Main assets and liabilities of disposed target business are as follows:

30 September
2020
RMB million
Inventories	8,191
Property, plant and equipment, net	83,510
Construction in progress	19,843
Interest in associates	26,412
Long-term debts and Loans from Sinopec Group Company and fellow subsidiaries	(41,800)
Other financial statement items	(9,035)
Net Assets	87,121

11.	INCOME TAX EXPENSE

Income tax expense in the consolidated statement of income represents:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax
- Provision for the year	27,241	15,021	14,209
- Adjustment of prior years	(719)	(467)	(117)
Deferred taxation (Note 25)	(6,244)	3,385	(7,873)
	20,278	17,939	6,219

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Earnings before income tax	99,339	90,022	48,143
Expected PRC income tax expense at a statutory tax rate of 25%	24,835	22,506	12,036
Tax effect of non-deductible expenses	2,359	2,321	3,274
Tax effect of non-taxable income (i)	(5,033)	(4,458)	(8,330)
Tax effect of preferential tax rate (ii)	(1,259)	(2,003)	(1,011)
Effect of income taxes at foreign operations	77	(312)	(730)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(779)	(335)	(65)
Tax effect of tax losses not recognized	609	498	1,087
Write-down of deferred tax assets	188	189	75
Adjustment of prior years	(719)	(467)	(117)
Actual income tax expense	20,278	17,939	6,219

Notes:

(i)	For the year ended December 31, 2020, the tax effect of non-taxable income includes the tax exempt investment income of joint ventures and associates and the tax exempt part of the gain related to the disposal of oil and gas pipeline and ancillary facilities.

(ii)	The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020. According to Announcement [2020] No. 23 of the MOF “Announcement of the MOF, the State Taxation Administration and the National Development and Reform Commission on continuation of the income tax policy of western development enterprises”, the preferential tax rate of 15% extends from January 1, 2021 to December 31, 2030.

12.	OTHER COMPREHENSIVE INCOME

	Years ended December 31,
	2018			2019			2020
	Before tax amount	Tax effect	Net of tax amount	Before tax amount	Tax effect	Net of tax amount	Before tax amount	Tax effect	Net of tax amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	(12,500)	2,159	(10,341)	5,258	(974)	4,284	9,207	(2,295)	6,912
Reclassification adjustments for amounts transferred to the consolidated statement of income	730	(130)	600	853	(196)	657	198	(37)	161
Net movement during the year recognized in other comprehensive income (i)	(11,770)	2,029	(9,741)	6,111	(1,170)	4,941	9,405	(2,332)	7,073
Changes in the fair value of instruments at fair value through other comprehensive income	(41)	(12)	(53)	(39)	8	(31)	(6)	(4)	(10)
Transfer of loss on disposal of equity investments at fair value through other comprehensive income to retained earnings	-	-	-	-	-	-	(12)	-	(12)
Net movement during the year recognized in other comprehensive income	(41)	(12)	(53)	(39)	8	(31)	(18)	(4)	(22)
Fair value hedges	-	-	-	-	-	-	162	-	162
Share of other comprehensive loss of associates and joint ventures	(240)	11	(229)	(810)	-	(810)	(2,441)	-	(2,441)
Foreign currency translation differences	3,399	-	3,399	1,480	-	1,480	(4,457)	-	(4,457)
Other comprehensive income	(8,652)	2,028	(6,624)	6,742	(1,162)	5,580	2,651	(2,336)	315

Note:

(i)	As of December 31, 2019 and 2020, cash flow hedge reserve amounted to a gain of RMB 1,102 and a gain of RMB 8,176, respectively, of which a gain of RMB 1,037 and a gain of RMB 7,805 were attributable to owners of the Company.

13.	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2018, 2019 and 2020 is based on the net income attributable to ordinary owners of the Company of RMB 61,708, RMB 57,493 and RMB 33,096, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 121,071,209,646, respectively.

The calculation of diluted earnings per share for the years ended December 31, 2018, 2019 and 2020 is based on the net income attributable to ordinary owners of the Company (diluted) of RMB 61,708, RMB 57,493 and RMB 33,096, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 121,071,209,646, respectively, calculated as follows:

(i)      Net income attributable to ordinary owners of the Company (diluted)

	2018	2019	2020
	RMB	RMB	RMB
Net income attributable to ordinary owners of the Company	61,708	57,493	33,096
Net income attributable to ordinary owners of the Company (diluted)	61,708	57,493	33,096

(ii)     Weighted average number of shares (diluted)

	2018	2019	2020
	Number of	Number of	Number of
	shares	shares	shares
Weighted average number of shares as of December 31	121,071,209,646	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) as of December 31	121,071,209,646	121,071,209,646	121,071,209,646

14.	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 40.

15.	TRADE ACCOUNTS RECEIVABLE

	December 31,
	2019	2020
	RMB	RMB
Amounts due from third parties	43,735	22,536
Amounts due from Sinopec Group Company and fellow subsidiaries	6,062	12,120
Amounts due from associates and joint ventures	6,426	4,791
	56,223	39,447
Less: Impairment losses for bad and doubtful debts	(1,848)	(3,860)
	54,375	35,587

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	December 31,
	2019	2020
	RMB	RMB
Within one year	54,027	34,509
Between one and two years	190	931
Between two and three years	64	64
Over three years	94	83
	54,375	35,587

Impairment losses for bad and doubtful debts are analyzed as follows:

	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1	612	606	1,848
Provision for the year	83	1,566	2,173
Written back for the year	(77)	(283)	(68)
Written off for the year	(19)	(41)	(23)
Others	7	-	(70)
Balance as of December 31	606	1,848	3,860

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 40.

16.	INVENTORIES

	December 31,
	2019	2020
	RMB	RMB
Crude oil and other raw materials	89,908	60,155
Work in progress	12,687	13,053
Finished goods	91,554	78,415
Spare parts and consumables	2,578	3,372
	196,727	154,995
Less: Allowance for diminution in value of inventories	(2,585)	(3,100)
	194,142	151,895

Allowance for diminution in value of inventories is analyzed as follows:

	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1	1,165	6,389	2,585
Allowance for the year	5,538	1,616	11,689
Reversal of allowance on disposal	(114)	(199)	(328)
Written off	(217)	(5,233)	(10,795)
Others	17	12	(51)
Balance as of December 31	6,389	2,585	3,100

During the years ended December 31, 2018, 2019 and 2020, the costs of inventories recognized as an expense in the consolidated statement of income were RMB 2,353,646, RMB 2,441,380 and RMB 1,659,355, respectively. Such costs include the write-down of inventories of RMB 5,538, RMB 1,616 and RMB 11,689, respectively, and the reversal of write-down of inventories of RMB 114, RMB 199 and RMB 328, respectively. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated statement of income. The write-down of inventories which were realized primarily with the sales of inventories for the years ended December 31, 2018, 2019 and 2020 were RMB 217, RMB 5,233 and RMB 10,795. The write-down of inventories for the year ended December 31, 2020 is mainly related to crude oil and finished goods.

17.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2019	2020
	RMB	RMB
Receivables	25,669	34,974
Advances to suppliers	5,063	4,862
Value-added input tax to be deducted	25,313	18,625
Prepaid income tax	1,879	131
	57,924	58,592

18.    PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas, properties	Equipment, machinery and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as of January 1, 2019	123,946	695,724	973,688	1,793,358
Additions	159	1,408	3,993	5,560
Transferred from construction in progress	6,261	31,378	54,684	92,323
Reclassifications	1,051	(76)	(975)	-
Invest into the joint ventures and associated companies	(8)	-	(303)	(311)
Reclassification to other long-term assets	(748)	-	(729)	(1,477)
Disposals	(469)	(1,549)	(13,635)	(15,653)
Exchange adjustments	42	667	71	780
Balance as of December 31, 2019	130,234	727,552	1,016,794	1,874,580

Balance as of January 1, 2020	130,234	727,552	1,016,794	1,874,580
Additions	390	1,563	5,147	7,100
Transferred from construction in progress	10,848	32,214	98,095	141,157
Reclassifications	1,443	(125)	(1,318)	-
Invest into the joint ventures and associated companies	-	-	(115)	(115)
Reclassification to other long-term assets	(38)	-	(1,052)	(1,090)
Disposals (i)	(6,291)	(806)	(131,231)	(138,328)
Exchange adjustments	(141)	(2,806)	(226)	(3,173)
Balance as of December 31, 2020	136,445	757,592	986,094	1,880,131

Accumulated depreciation:
Balance as of January 1, 2019	56,242	550,288	565,830	1,172,360
Depreciation for the year	4,144	36,289	47,902	88,335
Impairment losses for the year	11	-	185	196
Reclassifications	292	(46)	(246)	-
Invest into the joint ventures and associated companies	-	-	(216)	(216)
Reclassification to other long-term assets	3	-	(94)	(91)
Written back on disposals	(854)	(6)	(11,564)	(12,424)
Exchange adjustments	21	667	40	728
Balance as of December 31, 2019	59,859	587,192	601,837	1,248,888

Balance as of January 1, 2020	59,859	587,192	601,837	1,248,888
Depreciation for the year	4,628	32,054	48,380	85,062
Impairment losses for the year	683	4,739	6,292	11,714
Reclassifications	393	(98)	(295)	-
Invest into the joint ventures and associated companies	-	-	(54)	(54)
Reclassification to other long-term assets	(8)	-	(161)	(169)
Written back on disposals (i)	(3,209)	(464)	(47,994)	(51,667)
Exchange adjustments	(49)	(2,703)	(138)	(2,890)
Balance as of December 31, 2020	62,297	620,720	607,867	1,290,884

Net book value:
Balance as of January 1, 2019	67,704	145,436	407,858	620,998
Balance as of December 31, 2019	70,375	140,360	414,957	625,692
Balance as of December 31, 2020	74,148	136,872	378,227	589,247

(i)	Disposals for the year ended December 31, 2020 mainly due to the Company and its subsidiaries disposed their oil and gas pipeline and ancillary facilities to PipeChina.

The additions to oil and gas properties of the Group for the years ended December 31, 2019 and 2020 included RMB 1,408 and RMB 1,563 respectively, of estimated dismantlement costs for site restoration (Note 32).

18.    PROPERTY, PLANT AND EQUIPMENT (Continued)

As of December 31, 2019 and 2020, the Group had no individual substantial property, plant and equipment which have been pledged.

As of December 31, 2019 and 2020, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

As of December 31, 2019 and 2020, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

19.    CONSTRUCTION IN PROGRESS

	2019	2020
	RMB	RMB
Balance as of January 1	137,449	173,872
Additions	144,751	130,283
Dry hole costs written off	(5,831)	(5,928)
Transferred to property, plant and equipment	(92,323)	(141,157)
Reclassification to other long-term assets	(10,086)	(11,464)
Impairment losses for the year	(135)	(844)
Disposals and others	46	(19,944)
Exchange adjustments	1	(53)
Balance as of December 31	173,872	124,765

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	9,737	7,296	8,961
Additions, net of amount that were capitalized and subsequently expensed in the same year, pending the determination of proved reserves	7,172	8,528	10,779
Transferred to oil and gas properties based on the determination of proved reserves	(2,387)	(2,822)	(3,687)
Dry hole costs written off	(7,226)	(4,041)	(4,924)
At end of year	7,296	8,961	11,129

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
One year or less	3,467	7,794	10,586
Over one year	3,829	1,167	543
	7,296	8,961	11,129

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2018, 2019 and 2020 amounted to RMB 3,511, RMB 4,024 and RMB 3,166, respectively.

20.    RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB	RMB	RMB
Cost:
Balance as of January 1, 2019	244,595	27,381	271,976
Additions	8,737	7,555	16,292
Deacreases	(4,766)	(748)	(5,514)
Balance at December 31, 2019	248,566	34,188	282,754

Balance as of January 1, 2020	248,566	34,188	282,754
Additions	13,983	10,222	24,205
Decreases	(9,405)	(3,142)	(12,547)
Balance as of December 31, 2020	253,144	41,268	294,412

Accumulated depreciation:
Balance as of January 1, 2019	-	-	-
Additions	9,246	5,728	14,974
Decreases	(131)	(26)	(157)
Balance as of December 31, 2019	9,115	5,702	14,817

Balance as of January 1, 2020	9,115	5,702	14,817
Additions	9,247	6,354	15,601
Decreases	(799)	(1,575)	(2,374)
Balance as of December 31, 2020	17,563	10,481	28,044

Impairment loss:
Balance as of January 1, 2019	-	-	-
Additions	-	-	-
Decreases	-	-	-
Balance as of December 31, 2019	-	-	-

Balance as of January 1, 2020	-	-	-
Additions	-	-	-
Decreases	-	-	-
Balance as of December 31, 2020	-	-	-

Net book value:
Balance as of January 1, 2019	244,595	27,381	271,976
Balance as of December 31, 2019	239,451	28,486	267,937
Balance as of December 31, 2020	235,581	30,787	266,368

21.    GOODWILL

	December 31,
	2019	2020
	RMB	RMB
Cost	16,558	16,481
Less: Accumulated impairment losses	(7,861)	(7,861)
	8,697	8,620

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

		December 31,
		2019	2020
	Principal activities	RMB	RMB
Sinopec Zhenhai Refining and Chemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individually significant goodwill		1,109	1,032
		8,697	8,620

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.0% to 11.9% and 11.4% to 13.4% for the years ended December 31, 2019 and 2020, respectively. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognized.

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

The Group’s principal associates are as follows:

Name of company	Form of business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities	Country of incorporation	Principal place of business
			%	%
PipeChina (i)	Incorporated	Registered capital RMB 500,000 million	9.42	4.58	Operation of oil and natural gas pipeline and auxiliary facilities	PRC	PRC
Sinopec Finance Company Limited (“Sinopec Finance”)	Incorporated	Registered capital RMB 18,000 million	49.00	-	Provision of non-banking financial services	PRC	PRC
PAO SIBUR Holding (“SIBUR”) (ii)	Incorporated	Registered capital RUB 21,784 million	-	10.00	Processing natural gas and manufacturing petrochemical products	Russia	Russia
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	Incorporated	Registered capital RMB 17,516 million	-	38.75	Mining coal and manufacturing of coal-chemical products	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”)	Incorporated	Registered capital USD 10,002	-	50.00	Crude oil and natural gas extraction	British Virgin Islands	The Republic of Kazakhstan

Summarized financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	PipeChina	Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	December 31,	December 31,		December 31,		December 31,		December 31,
	2020	2019	2020	2019	2020	2019	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	74,012	180,383	175,139	31,634	30,678	4,219	3,721	7,612	2,402
Non-current assets	655,982	18,926	53,008	182,646	147,140	56,424	53,124	971	903
Current liabilities	(55,562)	(170,621)	(197,872)	(31,295)	(31,157)	(13,887)	(8,315)	(936)	(699)
Non-current liabilities	(104,150)	(582)	(514)	(71,289)	(58,941)	(26,227)	(28,422)	(166)	(286)
Net assets	570,282	28,106	29,761	111,696	87,720	20,529	20,108	7,481	2,320
Net assets attributable to owners of the Company	505,336	28,106	29,761	111,250	87,280	20,529	20,108	7,481	2,320
Net assets attributable to non-controlling interests	64,946	-	-	446	440	-	-	-	-
Share of net assets from associates	70,747	13,772	14,583	11,125	8,728	7,955	7,792	3,741	1,160
Carrying Amounts	70,747	13,772	14,583	11,125	8,728	7,955	7,792	3,741	1,160

22.    INTEREST IN ASSOCIATES (Continued)

Summarized statement of comprehensive income

Year ended	PipeChina (iii)	Sinopec Finance			SIBUR			Zhongtian Synergetic Energy			CIR
December 31	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	22,766	4,536	4,966	4,742	59,927	56,706	49,793	12,235	13,329	11,707	2,856	2,334	1,252
Net income/(loss) for the year	6,444	1,868	2,234	2,027	10,400	6,513	(1,936)	1,142	1,994	551	583	424	181
Other comprehensive (loss)/income	-	(157)	411	(372)	6,410	(1,435)	(19,180)	-	-	-	116	151	(308)
Total comprehensive income/(loss)	6,444	1,711	2,645	1,655	16,810	5,078	(21,116)	1,142	1,994	551	699	575	(127)
Dividends declared by associates	-	490	-	-	271	468	285	-	219	284	-	-	2,517
Share of net income/(loss) from associates	709	915	1,095	993	1,040	651	(194)	443	773	214	292	212	91
Share of other comprehensive (loss)/income from associates (iv)	-	(77)	201	(182)	641	(144)	(1,918)	-	-	-	58	76	(154)

The share of net income for years ended December 31, 2018, 2019 and 2020 in all individually immaterial associates accounted for using equity method in aggregate were RMB 4,561, RMB 5,661 and RMB 4,264, respectively.

The share of other comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020 in all individually immaterial associates accounted for using equity method in aggregate were a loss of RMB 844, a loss of RMB 155 and a gain of RMB 817, respectively.

The carrying amount as of December 31, 2019 and 2020 of all individually immaterial associates accounted for using equity method in aggregate were RMB 59,144 and RMB 33,153, respectively.

Notes:

(i)	The Group has a member in the Board of Directors of PipeChina. According to the structure and the resolution mechanism of the Board of Directors, the Group can exercise significant influence on PipeChina.

(ii)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Directors and has a member in SIBUR’s Management Board.

(iii)	The summarized statement of comprehensive income for the year 2020 presents the operating results from the date when the Group can exercise significant influence on PipeChina to December 31, 2020.

(iv)	Including foreign currency translation differences.

23.    INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures which are incorporated companies are as follows:

Name of company	Country of incorporation	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities	Principal place of business
			%	%
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	Registered capital RMB 14,758 million	-	50.00	Manufacturing refining oil products	PRC
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Registered capital RMB 12,704 million	30.00	10.00	Manufacturing and distribution of petrochemical products	PRC
Taihu Limited (“Taihu”)	Cyprus	Registered capital USD 25,000	-	49.00	Crude oil and natural gas extraction	Russia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Registered capital USD 1,560 million	-	37.50	Petroleum refining and processing business	Saudi Arabia
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	Registered capital RMB 10,520 million	-	50.00	Manufacturing and distribution of petrochemical products	PRC

Summarized balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	December 31,		December 31,		December 31,		December 31,		December 31,
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets
Cash and cash equivalents	5,603	7,448	1,154	1,838	4,485	1,280	733	1,408	3,242	5,259
Other current assets	11,977	7,492	4,937	4,777	2,336	1,223	11,311	7,516	4,501	2,665
Total current assets	17,580	14,940	6,091	6,615	6,821	2,503	12,044	8,924	7,743	7,924
Non-current assets	17,267	15,237	10,498	9,993	10,453	12,531	50,548	45,413	14,878	18,258
Current liabilities
Current financial liabilities	(1,280)	(1,203)	(237)	(456)	(57)	(38)	(7,445)	(9,520)	(500)	(998)
Other current liabilities	(7,090)	(5,147)	(1,808)	(2,190)	(1,815)	(1,043)	(12,504)	(8,644)	(2,896)	(3,052)
Total current liabilities	(8,370)	(6,350)	(2,045)	(2,646)	(1,872)	(1,081)	(19,949)	(18,164)	(3,396)	(4,050)
Non-current liabilities
Non-current financial liabilities	(11,185)	(8,761)	-	-	(125)	(85)	(29,445)	(29,650)	(4,592)	(6,773)
Other non-current liabilities	(290)	(235)	(35)	(42)	(1,984)	(2,017)	(1,963)	(2,008)	(368)	(378)
Total non-current liabilities	(11,475)	(8,996)	(35)	(42)	(2,109)	(2,102)	(31,408)	(31,658)	(4,960)	(7,151)
Net assets	15,002	14,831	14,509	13,920	13,293	11,851	11,235	4,515	14,265	14,981
Net assets attributable to owners of the company	15,002	14,831	14,509	13,920	12,829	11,439	11,235	4,515	14,265	14,981
Net assets attributable to non-controlling interests	-	-	-	-	464	412	-	-	-	-
Share of net assets from joint ventures	7,501	7,416	5,804	5,568	6,286	5,605	4,213	-	7,133	7,491
Carrying Amounts	7,501	7,416	5,804	5,568	6,286	5,605	4,213	-	7,133	7,491

23.    INTEREST IN JOINT VENTURES (Continued)

Summarized statement of comprehensive income

Year ended	FREP			BASF-YPC			Taihu			YASREF			Sinopec SABIC Tianjin
December 31,	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	52,469	57,047	38,691	21,574	19,590	15,701	14,944	15,222	9,528	77,561	75,940	37,337	23,501	20,541	14,881
Depreciation, depletion and amortization	(2,250)	(2,541)	(2,222)	(1,521)	(1,474)	(1,244)	(664)	(629)	(541)	(2,823)	(3,048)	(3,140)	(1,104)	(1,094)	(1,085)
Interest income	157	124	118	41	32	27	141	94	291	101	58	17	169	171	183
Interest expense	(647)	(597)	(535)	(43)	(26)	(16)	(151)	(265)	(20)	(1,382)	(1,470)	(1,136)	(167)	(134)	(131)
Earning/(loss) before income tax	3,920	964	520	3,625	2,314	1,518	3,493	3,320	2,304	(1,569)	(1,292)	(7,193)	3,916	2,178	954
Tax expense	(935)	(197)	(87)	(897)	(579)	(379)	(729)	(708)	(378)	(249)	(8)	1,057	(993)	(533)	(236)
Net income/(loss) for the year	2,985	767	433	2,728	1,735	1,139	2,764	2,612	1,926	(1,818)	(1,300)	(6,136)	2,923	1,645	718
Other comprehensive income/(loss)	-	-	-	-	-	-	921	(1,105)	(3,368)	1,059	(261)	(584)	-	-	-
Total comprehensive income/(loss)	2,985	767	433	2,728	1,735	1,139	3,685	1,507	(1,442)	(759)	(1,561)	(6,720)	2,923	1,645	718
Dividends declared by joint ventures	1,200	1,400	300	1,226	1,224	691	-	-	-	-	-	-	-	1,750	-
Share of net income/(loss) from joint ventures	1,493	384	217	1,091	694	456	1,307	1,235	911	(682)	(488)	(2,301)	1,462	823	359
Share of other comprehensive income/(loss) from joint ventures (i)	-	-	-	-	-	-	435	(522)	(1,593)	397	(98)	(219)	-	-	-

The share of net income for the years ended December 31, 2018, 2019 and 2020 in all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 2,052, RMB 1,737 and RMB 993, respectively.

The share of other comprehensive income/(loss) for the years ended December 31, 2018, 2019 and 2020 in all individually immaterial joint ventures accounted for using equity method in aggregate were a loss of RMB 839, a loss of RMB 168 and a gain of RMB 808, respectively.

The carrying amount as of December 31, 2019 and 2020 of all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 25,530 and RMB 26,099, respectively.

Note:

(i)	Including foreign currency translation differences.

24.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31,
	2019	2020
	RMB	RMB
Non-current assets
Unlisted equity instruments	1,431	1,376
Listed equity instruments	90	149
Current assets
Trade accounts receivable and bills receivable (i)	8,661	8,735
	10,182	10,260

Note:

(i)	As of December 31, 2019 and 2020, bills receivable and certain trade accounts receivable were classified as financial assets at FVOCI, as the Group’s business model is achieved both by collecting contractual cash flows and selling of these assets.

25.    DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities
	December 31,		December 31,
	2019	2020	2019	2020
	RMB	RMB	RMB	RMB
Receivables and inventories	2,546	2,411	-	-
Payables	1,142	1,286	-	-
Cash flow hedges	116	1,790	(384)	(4,420)
Property, plant and equipment	16,463	15,793	(12,317)	(13,415)
Tax losses carried forward	3,594	13,322	-	-
Financial assets at fair value through other comprehensive income	131	127	(7)	(11)
Intangible assets	595	869	(508)	(517)
Others	318	371	(882)	(676)
Deferred tax assets/(liabilities)	24,905	35,969	(14,098)	(19,039)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	December 31,
	2019	2020
	RMB	RMB
Deferred tax assets	7,289	10,915
Deferred tax liabilities	7,289	10,915

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	December 31,
	2019	2020
	RMB	RMB
Deferred tax assets	17,616	25,054
Deferred tax liabilities	6,809	8,124

As of December 31, 2019 and 2020, certain subsidiaries of the Company did not recognize deferred tax of deductible loss carried forward of RMB 16,605 and RMB 17,718, respectively, of which RMB 1,992 and RMB 4,349 were incurred for the years ended December 31, 2019 and 2020, respectively, because it was not probable that the future taxable profits will be realized. These deductible losses carried forward of RMB 3,089, RMB 5,938, RMB 2,356, RMB 1,986 and RMB 4,349 will expire in 2021, 2022, 2023, 2024, 2025 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realized or utilized. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilized and whether the tax losses result from identifiable causes which are unlikely to recur. During the years ended December 31, 2019 and 2020, write-down of deferred tax assets amounted to RMB 189 and RMB 75 (Note 11).

25.    DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

	Balance as of January 1, 2018	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Transferred from reserve	Balance as of December 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB
Receivables and inventories	381	2,176	3	3	-	2,563
Payables	1,925	(117)	-	-	-	1,808
Cash flow hedges	115	(10)	2,029	1	(1,031)	1,104
Property, plant and equipment	4,222	2,650	(130)	19	-	6,761
Tax losses carried forward	2,325	1,414	6	(36)	-	3,709
Available-for-sale financial assets	117	-	-	(117)	-	-
Financial assets at fair value through other comprehensive income	-	-	(1)	117	-	116
Intangible assets	(336)	273	-	2	-	(61)
Others	(84)	(142)	(2)	(26)	-	(254)
Net deferred tax assets/(liabilities)	8,665	6,244	1,905	(37)	(1,031)	15,746

	Balance as of January 1, 2019	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Transferred from reserve	Balance as of December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB
Receivables and inventories	2,563	(17)	-	-	-	2,546
Payables	1,808	(667)	-	1	-	1,142
Cash flow hedges	1,104	73	(1,195)	-	(250)	(268)
Property, plant and equipment	6,761	(2,575)	(39)	(1)	-	4,146
Tax losses carried forward	3,709	(151)	38	(2)	-	3,594
Financial assets at fair value through other comprehensive income	116	-	8	-	-	124
Intangible assets	(61)	148	-	-	-	87
Others	(254)	(196)	(49)	(65)	-	(564)
Net deferred tax assets/(liabilities)	15,746	(3,385)	(1,237)	(67)	(250)	10,807

	Balance as of January 1, 2020	Recognized in consolidated statement of income	Recognized in other comprehensive income	Others	Transferred from reserve	Balance as of December 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB
Receivables and inventories	2,546	(122)	(12)	(1)	-	2,411
Payables	1,142	144	-	-	-	1,286
Cash flow hedges	(268)	(42)	(2,316)	-	(4)	(2,630)
Property, plant and equipment	4,146	(2,244)	127	349	-	2,378
Tax losses carried forward	3,594	9,960	(84)	(148)	-	13,322
Financial assets at fair value through other comprehensive income	124	(4)	(4)	-	-	116
Intangible assets	87	19	-	246	-	352
Others	(564)	162	24	73	-	(305)
Net deferred tax assets/(liabilities)	10,807	7,873	(2,265)	519	(4)	16,930

26.    LONG-TERM PREPAYMENTS AND OTHER ASSETS

	December 31,
	2019	2020
	RMB	RMB
Operating rights of service stations	34,013	31,856
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	1,562	2,801
Prepayments for construction projects to third parties	3,926	5,861
Others (i)	25,936	33,971
	65,437	74,489

Note:

(i)	Others mainly comprise time deposits with terms of three years, catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2019	2020
	RMB	RMB
Operating rights of service stations
Cost:
Balance as of January 1	52,216	53,549
Additions	1,494	493
Decreases	(161)	(475)
Balance as of December 31	53,549	53,567
Accumulated amortization:
Balance as of January 1	17,282	19,536
Additions	2,357	2,365
Decreases	(103)	(190)
Balance as of December 31	19,536	21,711
Net book value as of December 31	34,013	31,856

27.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	December 31,
	2019	2020
	RMB	RMB
Third parties’ debts
Short-term bank loans	25,709	16,111
RMB denominated	25,619	16,111
US Dollar (“USD”) denominated	90	-
Short-term other loans	22	3
RMB denominated	22	3
Current portion of long-term bank loans	1,790	4,637
RMB denominated	1,765	4,613
USD denominated	25	24
Current portion of long-term corporate bonds	13,000	-
RMB denominated	13,000	-
	14,790	4,637
Corporate bonds (i)	-	3,018
RMB denominated	-	3,018
	40,521	23,769
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	5,465	4,642
RMB denominated	2,709	1,141
USD denominated	2,236	3,298
Hong Kong Dollar (“HKD”) denominated	495	31
European Dollar (“EUR”) denominated	25	172
Current portion of long-term loans	37,824	622
RMB denominated	37,824	622
	43,289	5,264
	83,810	29,033

The Group’s weighted average interest rates on short-term loans were 3.11% and 2.53% per annum as of December 31, 2019 and 2020, respectively. The above borrowings are unsecured.

27.	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

		December 31,
	Interest rate and final maturity	2019	2020
		RMB	RMB
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum as of December 31, 2020 with maturities through 2030	31,714	38,226
USD denominated	Interest rates at 1.55% per annum as of December 31, 2020 with maturities through 2039	127	92
		31,841	38,318
Corporate bonds (ii)
RMB denominated	Fixed interest rates ranging from 2.20% to 4.90% per annum as of December 31, 2020 with maturities through 2023	20,000	26,977
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum as of December 31, 2020 with maturities through 2043	12,157	11,379
		32,157	38,356
Total third parties’ long-term debts		63,998	76,674
Less: Current portion		(14,790)	(4,637)
		49,208	72,037
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum as of December 31, 2020 with maturities through 2036	47,450	11,013
USD denominated	Interest rates at 1.60% per annum as of December 31, 2020 with maturities in 2027	-	1,387
Less: Current portion		(37,824)	(622)
		9,626	11,778
		58,834	83,815

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortized cost.

Notes:

(i)	The Company issued Super & Short-term Commercial Paper on August 20, 2020 at par value of RMB 100, and the interest will be paid at its maturity. The total issued amount of the 169-day corporate bonds is RMB 3 billion with a fixed rate at 1.70% per annum.

(ii)	The Company issued corporate bonds with a maturity of three years on March 31, 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.70% per annum and the interest is paid once a year.

The Company issued corporate bonds with a maturity of three years on May 27, 2020 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 10 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.20% per annum and the interest is paid once a year.

These corporate bonds are carried at amortized cost.

28.	LEASE LIABILITIES

	December 31,
	2019	2020
	RMB	RMB
Lease liabilities
Current	15,198	15,292
Non-current	177,674	172,306
	192,872	187,598

29.	TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	December 31,
	2019	2020
	RMB	RMB
Amounts due to third parties	166,830	132,136
Amounts due to Sinopec Group Company and fellow subsidiaries	11,251	11,384
Amounts due to associates and joint ventures	10,108	7,742
	188,189	151,262
Bills payable	11,834	10,394
Trade accounts payable and bills payable measured at amortized cost	200,023	161,656

30.	CONTRACT LIABILITIES

As of December 31, 2019 and 2020, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognized within one year.

31.	OTHER PAYABLES

	December 31,
	2019	2020
	RMB	RMB
Salaries and welfare payable	4,807	7,081
Interest payable	612	667
Payables for constructions	50,824	41,724
Other payables	25,618	58,908
Financial liabilities carried at amortized costs	81,861	108,380
Taxes other than income tax	66,257	70,257
	148,118	178,637

32.	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to establish certain standardized measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1	39,407	42,007	42,438
Provision for the year	1,567	1,408	1,563
Accretion expenses	1,438	1,418	1,343
Decrease for the year	(598)	(2,439)	(1,490)
Exchange adjustments	193	44	(141)
Balance as of December 31	42,007	42,438	43,713

33.	SHARE CAPITAL

	December 31,
	2019	2020
	RMB	RMB
Registered, issued and fully paid
95,557,771,046 listed A shares (2019: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2019: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

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

33.    SHARE CAPITAL (Continued)

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity, debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-capital ratio of the Group was 7.4% and 10.2% as of December 31, 2019 and 2020, respectively. The liability-to-asset ratio of the Group was 50.2% and 49.1% as of December 31, 2019 and 2020, respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 27 and 34, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

34.    COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

From January 1, 2019, the Group has recognized right-of-use assets for these leases, except for short-term and low-value leases, see Note 1 and Note 20 for further information.

Capital commitments

As of December 31, 2019 and 2020, the capital commitments of the Group are as follows:

	December 31,
	2019	2020
	RMB	RMB
Authorized and contracted for (i)	138,088	171,335
Authorized but not contracted for	63,967	33,942
	202,055	205,277

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments for the years ended December 31, 2019 and 2020 of the Group were RMB 6,100 and RMB 13,172, respectively.

34.    COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognized were approximately RMB 231, RMB 179 and RMB 231 for the years ended December 31, 2018, 2019 and 2020, respectively.

Estimated future annual payments are as follows:

	December 31,
	2019	2020
	RMB	RMB
Within one year	302	390
Between one and two years	69	99
Between two and three years	34	66
Between three and four years	30	63
Between four and five years	29	56
Thereafter	845	824
	1,309	1,498

34.    COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities

As of December 31, 2019 and 2020, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	December 31,
	2019	2020
	RMB	RMB
Joint ventures	7,100	6,390
Associates (ii)	10,140	8,450
	17,240	14,840

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognizes any such losses under guarantees when those losses are reliably estimable. As of December 31, 2019 and 2020, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Note:

(ii)	The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050. As of December 31, 2019 and 2020, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 10,140 and RMB 8,450.

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

The Group paid normal routine pollutant discharge fees of approximately RMB 7,940, RMB 9,271 and RMB 11,362 in the consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, respectively.

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

35.    BUSINESS COMBINATION

Pursuant to the resolution passed at the Directors’meeting on October 28, 2020, the Company entered into an Agreement with Sinopec Assets Management Corporation (“SAMC”) in relation to the formation of Sinopec Baling Petrochemical Co. Ltd (“Baling Petrochemical”). According to the Agreement, the Company and SAMC subscribed capital contribution with the business of Baling area respectively and some cash. After the capital injection, the Company remained to hold 55% of Baling Petrochemical’s voting rights and was still able to control Baling Petrochemical.

As Sinopec Group Company controls both the Company and SAMC, the transaction described above between Sinopec and SAMC has been accounted as business combination under common control. Accordingly, the assets and liabilities of which SAMC subscribed have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Baling Branch of SAMC on a combined basis.

Baling Petrochemical is mainly engaged in the production and sales of petrochemicals, chemical fibers, fertilizers, fine chemical products and other chemical products.

The financial condition as of December 31, 2019 and the results of operation for the year ended December 31, 2019 previously reported by the Group have been restated, as set out below:

	The Group, as	Baling Branch	Elimination and	The Group,
	previously reported	of SAMC	Adjustment*	as restated
	RMB million	RMB million	RMB million	RMB million
Summarised consolidated statement of income
for the year ended December 31, 2019:
Sales of goods and other operating revenues	2,966,193	16,906	(23,300)	2,959,799
Net income attributable to owners of the Company	57,465	50	(22)	57,493
Net income attributable to non-controlling interests	14,568	-	22	14,590
Basic earnings per share (RMB)	0.48	0.0004	-	0.48
Diluted earnings per share (RMB)	0.48	0.0004	-	0.48
Summarised consolidated balance sheet
as of December 31, 2019:
Current assets	445,856	2,097	(643)	447,310
Total assets	1,755,071	5,858	(643)	1,760,286
Current liabilities	576,374	4,247	(643)	579,978
Total liabilities	879,236	4,389	(643)	882,982
Total equity attributable to owners of the Company	738,150	1,448	(652)	738,946
Non-controlling interests	137,685	21	652	138,358
Summarised consolidated statement of cash flows
for the year ended December 31, 2019:
Net cash generated from operating activities	153,420	199	-	153,619
Net cash used in investing activities	(120,463)	(588)	-	(121,051)
Net cash (used in)/generated from financing activities	(84,713)	509	-	(84,204)
Net (decrease)/increase in cash and cash equivalents	(51,756)	120	-	(51,636)

At the completion date, the non-controlling interests amount to RMB 972 was recognized in relation to SAMC’s 45% interest in Baling Branch of the Company.

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

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

		Years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB
Sales of goods	(i)	260,197	285,853	233,283
Purchases	(ii)	177,726	189,914	158,963
Transportation and storage	(iii)	7,318	8,206	8,848
Exploration and development services	(iv)	23,489	33,310	31,444
Production related services	(v)	28,648	38,827	32,106
Ancillary and social services	(vi)	6,616	3,098	3,099
Operating lease charges for land	(vii)	7,765	-	-
Operating lease charges for buildings	(vii)	521	-	-
Other operating lease charges	(vii)	869	-	-
Agency commission income	(viii)	113	116	160
Interest income	(ix)	848	1,066	704
Interest expense	(x)	1,110	1,334	919
Net deposits withdrawn from/(placed with) related parties	(ix)	6,623	5,230	(17,585)
Net funds obtained from/(repaid to) related parties	(xi)	31,684	3,438	(31,144)

36.    RELATED PARTY TRANSACTIONS (Continued)

(a)     Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

For the years ended December 31, 2019 and 2020, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognized for the years ended December 31, 2019 and 2020 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 8,518 and RMB 8,160.

For the years ended December 31, 2018, 2019 and 2020, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land are RMB 7,636, RMB 11,333 and RMB 11,090, respectively. For the years ended December 31, 2018, 2019 and 2020, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for buildings are RMB 653, RMB 518 and RMB 571, respectively. For the years ended December 31, 2018, 2019 and 2020, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for others are RMB 836, RMB 468 and RMB 330, respectively.

As of December 31, 2019 and 2020, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 34. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 34.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)	Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)	Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.

(vi)	Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, and property maintenance.

(vii)	Operating lease charges represent the rental incurred for operating leases in respect of land, buildings and equipment leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures. No lease charges had incurred for the years ended December 31, 2019 and 2020 because of the adoption of IFRS 16 Leases.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

36.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

(ix)	Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as of December 31, 2019 and 2020 were RMB 35,832 and RMB 53,417, respectively.

(x)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended December 31, 2020. The terms of these agreements are summarized as follows:

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

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31,
	2019	2020
	RMB	RMB
Trade accounts receivable	12,470	16,896
Financial assets at fair value through other comprehensive income	407	760
Prepaid expenses and other current assets	12,771	19,305
Long-term prepayments and other assets	734	6,435
Total	26,382	43,396

Trade accounts payable and bills payable	25,177	22,805
Contract liabilities	4,456	5,940
Other payables	18,793	12,116
Other long-term liabilities	-	3,010
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	43,289	5,264
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	9,626	11,778
Lease liabilities (including to be paid within one year)	171,402	162,048
Total	272,743	222,961

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

As of and for the year ended 31 December 2020, and as of and for the year ended 31 December 2019, no individually significant impairment losses for bad and doubtful debts were recognized in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

36.    RELATED PARTY TRANSACTIONS (Continued)

(b)    Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Short-term employee benefits	5,745	9,209	5,753
Retirement scheme contributions	351	536	342
	6,096	9,745	6,095

(c)    Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As of December 31, 2019 and 2020, the accrual for the contribution to post-employment benefit plans was not material.

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

37.    EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 13.0% to 16.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2018, 2019 and 2020 were RMB 9,181, RMB 11,822 and RMB 8,804, respectively.

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

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group’s reportable segments is as follows:

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	93,499	111,114	104,524
Inter-segment sales	95,954	89,315	57,513
	189,453	200,429	162,037
Refining
External sales	148,930	141,674	114,064
Inter-segment sales	1,109,088	1,077,018	825,812
	1,258,018	1,218,692	939,876
Marketing and distribution
External sales	1,408,989	1,393,557	1,062,447
Inter-segment sales	5,224	4,159	4,854
	1,414,213	1,397,716	1,067,301
Chemicals
External sales	461,123	428,830	322,121
Inter-segment sales	101,387	78,165	40,518
	562,510	506,995	362,639
Corporate and others
External sales	709,834	824,507	458,154
Inter-segment sales	650,271	654,337	430,073
	1,360,105	1,478,844	888,227
Elimination of inter-segment sales	(1,961,924)	(1,902,994)	(1,370,624)
Sales of goods	2,822,375	2,899,682	2,049,456

Other operating revenues
Exploration and production	10,738	10,283	5,718
Refining	5,389	5,464	4,634
Marketing and distribution	32,424	33,247	34,905
Chemicals	9,628	9,273	9,215
Corporate and others	1,523	1,850	2,056
Other operating revenues	59,702	60,117	56,528

Sales of goods and other operating revenues	2,882,077	2,959,799	2,105,984

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2018	2019	2020
Result	RMB	RMB	RMB
Operating (loss)/income
By segment
- Exploration and production	(10,107)	9,284	(16,476)
- Refining	54,827	30,632	(5,555)
- Marketing and distribution	23,464	29,107	20,828
- Chemicals	27,307	17,327	10,372
- Corporate and others	(9,293)	64	(393)
- Elimination	(3,634)	(40)	4,417
Total segment operating income	82,564	86,374	13,193
Share of profit/(loss) from associates and joint ventures
- Exploration and production	2,598	3,167	2,117
- Refining	109	(640)	(2,516)
- Marketing and distribution	3,155	3,309	2,200
- Chemicals	6,298	4,611	1,723
- Corporate and others	1,814	2,330	3,188
Aggregate share of profits from associates and joint ventures	13,974	12,777	6,712
Investment (loss)/income
- Exploration and production	(3)	(19)	13,118
- Refining	315	59	14,941
- Marketing and distribution	43	73	8,980
- Chemicals	596	578	(61)
- Corporate and others	920	228	766
Aggregate investment income	1,871	919	37,744
Net finance costs	930	(10,048)	(9,506)
Earnings before income tax	99,339	90,022	48,143

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	321,686	410,950	354,024
- Refining	271,356	321,080	270,431
- Marketing and distribution	317,641	399,242	373,430
- Chemicals	161,940	180,974	186,033
- Corporate and others	152,799	131,686	118,458
Total segment assets	1,225,422	1,443,932	1,302,376

Interest in associates and joint ventures	145,721	152,204	188,342
Financial assets at fair value through other comprehensive income	1,450	1,521	1,525
Deferred tax assets	21,694	17,616	25,054
Cash and cash equivalents, time deposits with financial institutions	167,020	128,052	188,057
Other unallocated assets	36,094	16,961	28,451
Total assets	1,597,401	1,760,286	1,733,805

Liabilities
Segment liabilities
- Exploration and production	94,170	167,933	163,588
- Refining	103,809	122,264	136,869
- Marketing and distribution	159,536	226,531	234,309
- Chemicals	38,924	58,066	49,497
- Corporate and others	144,216	137,881	119,215
Total segment liabilities	540,655	712,675	703,478

Short-term debts	31,462	40,521	23,769
Income tax payable	6,701	3,267	6,586
Long-term debts	51,065	49,208	72,037
Loans from Sinopec Group Company and fellow subsidiaries	74,181	52,915	17,042
Deferred tax liabilities	5,948	6,809	8,124
Other unallocated liabilities	29,391	17,587	19,911
Total liabilities	739,403	882,982	850,947

38.   SEGMENT REPORTING (Continued)

(1)    Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Capital expenditure
Exploration and production	42,155	61,739	56,416
Refining	27,908	31,372	24,722
Marketing and distribution	21,429	29,566	25,403
Chemicals	19,578	22,438	26,202
Corporate and others	6,906	1,979	2,312
	117,976	147,094	135,055
Depreciation, depletion and amortization
Exploration and production	60,331	50,732	46,273
Refining	18,541	19,676	20,048
Marketing and distribution	16,296	21,572	23,196
Chemicals	13,379	14,326	14,376
Corporate and others	1,797	2,866	3,072
	110,344	109,172	106,965
Impairment losses on long-lived assets
Exploration and production	4,274	3	8,495
Refining	353	245	1,923
Marketing and distribution	264	80	536
Chemicals	1,379	17	3,606
Corporate and others	16	-	-
	6,286	345	14,560

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

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
External sales
Mainland China	2,110,478	2,124,684	1,721,955
Singapore	395,129	505,672	215,846
Others	376,470	329,443	168,183
	2,882,077	2,959,799	2,105,984

	December31,
	2018	2019	2020
	RMB	RMB	RMB
Non-current assets
Mainland China	993,411	1,239,437	1,211,441
Others	50,892	52,705	36,782
	1,044,303	1,292,142	1,248,223

39.    PRINCIPAL SUBSIDIARIES

As of December 31, 2020, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of Company	Particulars of issued capital	Interests held by the Company %	Interests held by non- controlling interests %	Principal activities
Sinopec Great Wall Energy & Chemical Company Limited	RMB 22,761	100.00	-	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 15,651	100.00	-	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Overseas Investment Holding Limited (“SOIH”)	USD 1,662	100.00	-	Investment holding of overseas business
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,250	100.00	-	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	-	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	-	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
China International United Petroleum and Chemical Company Limited	RMB 5,000	100.00	-	Trading of crude oil and petrochemical products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	-	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Catalyst Company Limited	RMB 1,500	100.00	-	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	-	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	-	Marketing and distribution of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	RMB 6,397	90.30	9.70	Crude oil processing and petroleum products manufacturing
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	RMB 9,606	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Marketing Company	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Shanghai SECCO	RMB 7,801	67.60	32.40	Production and sale of petrochemical products
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.33	39.67	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK”)	RMB 7,193	59.00	41.00	Production, sale, research and development of petrochemical products, ethylene and downstream byproducts
Gaoqiao Petrochemical Company Limited	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Baling Petrochemical (i)	RMB 3,000	55.00	45.00	Crude oil processing and petroleum products manufacturing
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 10,824	50.44	49.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (ii)	RMB 10,492	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

39.    PRINCIPAL SUBSIDIARIES (Continued)

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

The Group entered into an Agreement on transferring equity interests in the relevant oil and pipeline companies with PipeChina, which included 100% equity of Sinopec Pipeline Storage & Transportation Company Limited. See Note 10.

Notes:

(i)	See Note 35.

(ii)	The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarized financial information on subsidiaries with material non-controlling interests

Set out below are the summarized financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarized consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	129,266	172,352	19,151	22,620	22,309	17,305	1,788	1,582	1,284	4,373	11,858	10,431	5,337	3,639
Current liabilities	(192,106)	(201,678)	(456)	(475)	(15,479)	(15,232)	(804)	(458)	(2,961)	(924)	(3,196)	(2,783)	(15,037)	(6,377)
Net current (liabilities)/ assets	(62,840)	(29,326)	18,695	22,145	6,830	2,073	984	1,124	(1,677)	3,449	8,662	7,648	(9,700)	(2,738)
Non-current assets	340,356	323,571	13,234	8,951	23,185	27,314	11,558	12,568	12,777	9,106	11,473	12,177	21,567	22,187
Non-current liabilities	(58,732)	(59,554)	(16,952)	(18,270)	(21)	(52)	(688)	(693)	(158)	(170)	(1,627)	(1,553)	(7)	(8,509)
Net non-current assets/(liabilities)	281,624	264,017	(3,718)	(9,319)	23,164	27,262	10,870	11,875	12,619	8,936	9,846	10,624	21,560	13,678
Net assets	218,784	234,691	14,977	12,826	29,994	29,335	11,854	12,999	10,942	12,385	18,508	18,272	11,860	10,940
Attributable to owners of the Company	148,256	159,205	6,308	5,876	14,998	14,727	5,927	6,499	6,583	7,454	12,511	12,352	6,997	6,455
Attributable to non-controlling interests	70,528	75,486	8,669	6,950	14,996	14,608	5,927	6,500	4,359	4,931	5,997	5,920	4,863	4,485

39.    PRINCIPAL SUBSIDIARIES (Continued)

Summarized consolidated statement of comprehensive income

Year ended	Marketing Company			SIPL			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO			Sinopec-SK
December 31,	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	1,443,698	1,427,705	1,099,680	5,037	3,282	2,017	107,689	100,270	74,624	5,261	5,535	4,871	1,398	1,274	1,064	26,320	28,341	21,626	17,134	31,016	28,702
Net income/(loss) for the year	22,046	22,992	22,415	3,272	2,831	1,160	5,336	2,227	656	1,576	477	243	1,065	1,131	2,047	3,099	3,137	2,132	1,879	701	(920)
Total comprehensive income/(loss)	22,589	23,362	21,149	4,536	2,693	(720)	5,336	2,235	645	1,576	477	243	1,067	1,140	1,814	3,099	3,137	2,132	1,879	701	(920)
Comprehensive income/(loss) attributable to non-controlling interests	7,794	8,289	7,205	2,737	1,651	(287)	2,645	1,113	325	788	238	121	399	433	707	1,004	1,016	691	658	245	(377)
Dividends paid to non-controlling interests	3,964	4,830	2,766	-	10,926	316	1,616	1,344	649	600	650	150	104	159	175	1,191	822	767	-	-	-

Summarized statement of cash flows

Year ended	Marketing Company			SIPL			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO			Sinopec-SK
December 31,	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	24,825	40,260	54,139	3,467	2,128	281	6,659	5,057	1,680	38	622	(244)	738	716	586	3,766	4,601	3,119	3,308	5,532	(363)
Net cash generated from/ (used in) investing activities	8,339	(25,923)	(40,010)	4,096	678	(2,659)	(1,928)	(4,623)	(3,888)	(215)	(472)	(649)	648	397	3,846	(480)	(91)	(4,335)	(3,099)	(4,987)	(2,340)
Net cash (used in)/ generated from financing activities	(32,084)	(21,535)	(12,402)	(5,419)	(116)	1,683	(3,507)	(1,737)	1,682	43	(163)	882	(1,551)	(1,208)	(1,250)	(3,676)	(2,050)	(2,879)	525	250	2,176
Net increase/(decrease) in cash and cash equivalents	1,080	(7,198)	1,727	2,144	2,690	(695)	1,224	(1,303)	(526)	(134)	(13)	(11)	(165)	(95)	3,182	(390)	2,460	(4,095)	734	795	(527)
Cash and cash equivalents as of January 1	12,921	14,142	6,901	3,605	5,993	8,833	7,504	8,742	7,450	226	92	79	343	198	117	7,205	6,817	9,278	64	798	1,593
Effect of foreign currency exchange rate changes	141	(43)	14	244	150	(439)	14	11	(8)	-	-	-	20	14	(117)	2	1	(2)	-	-	-
Cash and cash equivalents as of December 31	14,142	6,901	8,642	5,993	8,833	7,699	8,742	7,450	6,916	92	79	68	198	117	3,182	6,817	9,278	5,181	798	1,593	1,066

40.    FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at FVOCI and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, trade accounts payable and bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

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

Credit risk

(i) Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable as of December 31, 2020, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, financial assets at FVOCI and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii) Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is trade accounts receivable, financial assets at FVOCI and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

40.     FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Credit risk (Continued)

For trade accounts receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and financial assets at FVOCI.

To measure the expected credit losses, trade accounts receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2020 or December 31, 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivable and financial assets at FVOCI, based on which the Group generated its payment profile is listed in Note 15 and Note 24.

All of the entity’s other receivables are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The Group considers ‘low credit risk’ for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

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

As of December 31, 2019 and 2020, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 379,649 and RMB 443,966 on an unsecured basis, at a weighted average interest rate of 3.57% and 2.85% per annum, respectively. As of December 31, 2019 and 2020, the Group’s outstanding borrowings under these facilities were RMB 2,947 and RMB 4,041 and were included in debts, respectively.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	December 31, 2019
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	40,521	42,240	42,240	-	-	-
Long-term debts	49,208	62,955	952	6,271	25,189	30,543
Loans from Sinopec Group Company and fellow subsidiaries	52,915	54,508	43,623	985	7,088	2,812
Lease liabilities	192,872	367,711	16,488	15,676	45,008	290,539
Derivative financial liabilities	2,729	2,729	2,729	-	-	-
Trade accounts payable and bills payable	200,023	200,023	200,023	-	-	-
Other payables	81,861	81,861	81,861	-	-	-
	620,129	812,027	387,916	22,932	77,285	323,894

40.    FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

	December 31, 2020
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	23,769	25,280	25,280	-	-	-
Long-term debts	72,037	80,562	1,339	11,753	60,414	7,056
Loans from Sinopec Group Company and fellow subsidiaries	17,042	17,978	5,512	929	10,109	1,428
Lease liabilities	187,598	329,083	15,957	15,456	43,513	254,157
Derivative financial liabilities	4,826	4,826	4,826	-	-	-
Trade accounts payable and bills payable	161,656	161,656	161,656	-	-	-
Other payables	93,623	93,623	93,623	-	-	-
	560,551	713,008	308,193	28,138	114,036	262,641

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

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,
	2019	2020
Gross exposure arising from loans and lease liabilities
USD	103	22
SGD	4	-

40.    FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk (Continued)

A 5 percent strengthening/weakening of RMB against the following currencies as of December 31, 2019 and 2020 would have increased/decreased net income for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2019.

	December 31,
	2019	2020
	RMB	RMB
USD	27	5
SGD	1	-

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

As of December 31, 2019, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 352. As of December 31, 2020, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 245. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2019.

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

As of December, 31, 2019 and 2020, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As of December 31, 2019 and 2020, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 788 and RMB 12,353, respectively, and derivative financial liabilities of RMB 2,728 and RMB 4,808, respectively.

As of December 31, 2019, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s net income for the year by approximately RMB 3,134 and decrease/increase the Group’s other reserves by approximately RMB 4,289. As of December 31, 2020, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s net income for the year by approximately RMB 3,592 and increase/decrease the Group’s other reserves by approximately RMB 10,379. This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2019.

40.    FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)       Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets at fair value through profit or loss:
- Structured deposits	-	-	3,318	3,318
- Equity investments, listed and at quoted market price	1	-	-	1
Derivative financial assets:
- Derivative financial assets	128	709	-	837
Financial assets at fair value through other comprehensive income:
- Equity investments	90	-	1,431	1,521
- Trade accounts receivable and bills receivable	-	-	8,661	8,661
	219	709	13,410	14,338

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	1,209	1,520	-	2,729
	1,209	1,520	-	2,729

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets at fair value through profit or loss:
- Equity investments, listed and at quoted market price	1	-	-	1
Derivative financial assets:
- Derivative financial assets	9,628	2,900	-	12,528
Financial assets at fair value through other comprehensive income:
- Equity investments	149	-	1,376	1,525
- Trade accounts receivable and bills receivable	-	-	8,735	8,735
	9,778	2,900	10,111	22,789

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	2,471	2,355	-	4,826
	2,471	2,355	-	4,826

During the years ended December 31, 2019 and 2020, there was no transfer between instruments in Level 1 and Level 2.

40.    FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

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

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.37% to 4.90% and from 0.77% to 4.65% for the years ended December 31, 2019 and 2020, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries as of December 31, 2019 and 2020:

	December 31,
	2019	2020
	RMB	RMB
Carrying amount	63,998	76,674
Fair value	62,646	74,282

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

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as of December 31, 2019 and 2020.

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

42.    PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as of December 31, 2020 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

43.    RESERVES

	2019	2020
	RMB	RMB
Capital reserve (Note (a))
Balance as of January 1	26,788	29,730
Distribution to SAMC in the Acquisition of Baling Branch of SAMC (Note 35)	—	(972)
Transaction with non-controlling interests	2,933	(138)
Others	9	812
Balance as of December 31	29,730	29,432

Share premium (Note (b))
Balance as of January 1	55,850	55,850
Balance as of December 31	55,850	55,850

Statutory surplus reserve (Note (c))
Balance as of January 1	86,678	90,423
Appropriation	3,745	1,857
Balance as of December 31	90,423	92,280

Discretionary surplus reserve
Balance as of January 1	117,000	117,000
Balance as of December 31	117,000	117,000

Other reserves
Balance as of January 1	(4,477)	1,941
Other comprehensive income	5,415	1,406
Amounts transferred to initial carrying amount of hedged items	1,038	(47)
Others	(35)	200
Balance as of December 31	1,941	3,500

Retained earnings (Note (d))
Balance as of January 1	315,167	322,931
Net income attributable to owners of the Company	57,493	33,096
Final dividend inspect of the previous year, approved and paid during the year (Note (e))	(31,479)	(23,004)
Interim dividend (Note (f))	(14,529)	(8,475)
Appropriation	(3,745)	(1,857)
Others	24	(330)
Balance as of December 31	322,931	322,361
	617,875	620,423

43.    RESERVES (Continued)

Notes:

(a)	The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization (Note 1), and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(b)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(c)	According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its net income determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“CASs”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the years ended December 31, 2018, 2019 and 2020, the Company transferred RMB 3,996, RMB 3,745 and RMB 1,857 respectively, being 10% of the net income determined in accordance with the accounting policies complying with CASs.

(d)	As of December 31, 2019 and 2020, the amount of retained earnings available for distribution was RMB 130,645 and RMB 115,849, respectively, being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 26, 2021, final dividends in respect of the year ended December 31, 2020 of RMB 0.13 per share totaling RMB 15,739 were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend for the year ended December 31, 2020 proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

(e)	Pursuant to the shareholders’ approval at the Annual General Meeting on May 9, 2019, a final dividend of RMB 0.26 per share totaling RMB 31,479 according to total shares as of June 10, 2019 was approved. All dividends have been paid in the year ended December 31, 2019.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 19, 2020, a final dividend of RMB 0.19 per share totaling RMB 23,004 according to total shares as of June 9, 2020 was approved. All dividends have been paid in the year ended December 31, 2020.

(f)	Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 23, 2019, the directors authorized to declare the interim dividends for the year ended December 31, 2019 of RMB 0.12 per share totaling RMB 14,529. Dividends were paid on September 17, 2019.

Pursuant to the shareholders’ approval at the General Meeting on September 28, 2020, the interim dividends for the year ending December 31, 2020 of RMB 0.07 per share totaling RMB 8,475 were approved. Dividends were paid on October 23, 2020.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

In accordance with “Accounting Standards Codification (ASC) Topic 932 Extractive Activities – Oil and Gas”, issued by the Financial Accounting Standards Board of the United States, “Rule 4-10 of Regulation S-X”, issued by Securities and Exchange Commission (SEC), and in accordance with “Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at December 31, 2019 and 2020, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2018			2019			2020
	RMB			RMB			RMB
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Property cost, wells and related equipments and facilities	695,724	651,531	44,193	727,552	684,246	43,306	757,592	716,683	40,909
Supporting equipments and facilities	199,321	199,304	17	202,208	202,192	16	184,638	184,621	17
Uncompleted wells, equipments and facilities	40,778	40,770	8	46,712	46,526	186	37,445	37,439	6
Total capitalized costs	935,823	891,605	44,218	976,472	932,964	43,508	979,675	938,743	40,932
Accumulated depreciation, depletion, amortization and impairment losses	(658,093)	(618,593)	(39,500)	(702,392)	(661,177)	(41,215)	(742,195)	(702,829)	(39,366)
Net capitalized costs	277,730	273,012	4,718	274,080	271,787	2,293	237,480	235,914	1,566
Equity method investments
Share of net capitalized costs of associates and joint ventures	6,304	-	6,304	5,743	-	5,743	5,843	-	5,843
Total of the Group’s and its equity method investments’ net capitalized costs	284,034	273,012	11,022	279,823	271,787	8,036	243,323	235,914	7,409

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table II: Costs incurred in oil and gas exploration and development

	Years ended December 31,
	2018			2019			2020
	RMB			RMB			RMB
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Exploration	12,108	12,108	-	16,295	16,295	-	16,752	16,752	-
Development	27,453	27,329	124	37,412	37,245	167	38,241	37,636	605
Total costs incurred	39,561	39,437	124	53,707	53,540	167	54,993	54,388	605
Equity method investments
Share of costs of exploration and development of associates and joint ventures	793	-	793	747	-	747	100	-	100
Total of the Group’s and its equity method investments’ exploration and development costs	40,354	39,437	917	54,454	53,540	914	55,093	54,388	705

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table III: Results of operations related to oil and gas producing activities

	Years ended December 31,
	2018			2019			2020
	RMB			RMB			RMB
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Revenues
Sales	57,860	57,860	-	59,552	59,262	290	52,354	52,354	-
Transfers	89,569	84,532	5,037	83,633	80,641	2,992	58,069	56,052	2,017
	147,429	142,392	5,037	143,185	139,903	3,282	110,423	108,406	2,017
Production costs excluding taxes	(47,227)	(45,953)	(1,274)	(47,969)	(46,725)	(1,244)	(44,595)	(43,487)	(1,108)
Exploration expenses	(10,744)	(10,744)	-	(10,510)	(10,510)	-	(9,716)	(9,716)	-
Depreciation, depletion, amortization and impairment losses	(62,832)	(60,877)	(1,955)	(48,630)	(47,580)	(1,050)	(52,608)	(51,754)	(854)
Taxes other than income tax	(11,400)	(11,400)	-	(9,395)	(9,395)	-	(7,379)	(7,379)	-
Earnings before taxation	15,226	13,418	1,808	26,681	25,693	988	(3,875)	(3,930)	55
Income tax expense	709	-	709	338	-	338	188	-	188
Results of operation from producing activities	15,935	13,418	2,517	27,019	25,693	1,326	(3,687)	(3,930)	243
Equity method investments
Revenues
Sales	9,530	-	9,530	9,325	-	9,325	4,913	-	4,913
	9,530	-	9,530	9,325	-	9,325	4,913	-	4,913
Production costs excluding taxes	(2,455)	-	(2,455)	(2,516)	-	(2,516)	(998)	-	(998)
Exploration expenses	-	-	-	-	-	-	-	-	-
Depreciation, depletion, amortization and impairment losses	(1,163)	-	(1,163)	(1,124)	-	(1,124)	(940)	-	(940)
Taxes other than income tax	(4,075)	-	(4,075)	(4,068)	-	(4,068)	(1,930)	-	(1,930)
Earnings before taxation	1,837	-	1,837	1,617	-	1,617	1,045	-	1,045
Income tax expense	(667)	-	(667)	(486)	-	(486)	(303)	-	(303)
Share of net income for producing activities of associates and joint ventures	1,170	-	1,170	1,131	-	1,131	742	-	742
Total of the Group’s and its equity method investments’ results of operations for producing activities	17,105	13,418	3,687	28,150	25,693	2,457	(2,945)	(3,930)	985

The results of operations for producing activities for the years ended December 31, 2018, 2019 and 2020 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2018, 2019 and 2020 are shown in the following table.

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

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information (Continued)

	Years ended December 31,
	2018			2019			2020
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Proved developed and Undeveloped reserves (oil) (million barrels)
Beginning of year	1,293	1,261	32	1,367	1,339	28	1,450	1,433	17
Revisions of previous estimates	160	158	2	81	85	(4)	(161)	(171)	10
Improved recovery	95	90	5	160	160	-	109	109	-
Extensions and discoveries	79	79	-	98	98	-	111	111	-
Production	(260)	(249)	(11)	(256)	(249)	(7)	(257)	(250)	(7)
End of year	1,367	1,339	28	1,450	1,433	17	1,252	1,232	20
Non-controlling interest in proved developed and undeveloped reserves at the end of year	12	-	12	8	-	8	5	-	5
Proved developed reserves
Beginning of year	1,156	1,124	32	1,271	1,244	27	1,343	1,326	17
End of year	1,271	1,244	27	1,343	1,326	17	1,145	1,130	15
Proved undeveloped reserves
Beginning of year	137	137	-	96	95	1	107	107	-
End of year	96	95	1	107	107	-	107	102	5
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,985	6,985	-	6,793	6,793	-	7,216	7,216	-
Revisions of previous estimates	(40)	(40)	-	123	123	-	171	171	-
Improved recovery	142	142	-	469	469	-	692	692	-
Extensions and discoveries	680	680	-	875	875	-	1,171	1,171	-
Production	(974)	(974)	-	(1,044)	(1,044)	-	(1,069)	(1,069)	-
End of year	6,793	6,793	-	7,216	7,216	-	8,181	8,181	-
Proved developed reserves
Beginning of year	6,000	6,000	-	5,822	5,822	-	6,026	6,026	-
End of year	5,822	5,822	-	6,026	6,026	-	6,357	6,357	-
Proved undeveloped reserves
Beginning of year	985	985	-	971	971	-	1,190	1,190	-
End of year	971	971	-	1,190	1,190	-	1,824	1,824	-

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information (Continued)

	Years ended December 31,
	2018			2019			2020
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	306	-	306	299	-	299	290	-	290
Revisions of previous estimates	12	-	12	(8)	-	(8)	13	-	13
Improved recovery	4	-	4	2	-	2	-	-	-
Extensions and discoveries	5	-	5	25	-	25	11	-	11
Production	(28)	-	(28)	(28)	-	(28)	(24)	-	(24)
End of year	299	-	299	290	-	290	290	-	290
Proved developed reserves
Beginning of year	273	-	273	261	-	261	245	-	245
End of year	261	-	261	245	-	245	244	-	244
Proved undeveloped reserves
Beginning of year	33	-	33	38	-	38	45	-	45
End of year	38	-	38	45	-	45	46	-	46
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	12	-	12	13	-	13	9	-	9
Revisions of previous estimates	2	-	2	(1)	-	(1)	4	-	4
Improved recovery	2	-	2	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-
Production	(3)	-	(3)	(3)	-	(3)	(3)	-	(3)
End of year	13	-	13	9	-	9	10	-	10
Proved developed reserves
Beginning of year	12	-	12	13	-	13	9	-	9
End of year	13	-	13	9	-	9	8	-	8
Proved undeveloped reserves
Beginning of year	-	-	-	-	-	-	-	-	-
End of year	-	-	-	-	-	-	2	-	2
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,599	1,261	338	1,666	1,339	327	1,740	1,433	307
End of year	1,666	1,339	327	1,740	1,433	307	1,542	1,232	310
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,997	6,985	12	6,806	6,793	13	7,225	7,216	9
End of year	6,806	6,793	13	7,225	7,216	9	8,191	8,181	10

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table V: Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of “ASC Topic 932 Extractive Activities – Oil and Gas”, “SEC Rule 4-10 of Regulation S-X”, and “Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price adjusted for differential for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2018, 2019 and 2020 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2018			2019			2020
		RMB			RMB			RMB
	Total	China	Other countries	Total	China	Other countries	Total	China	Other countries
The Group
Future cash flows	868,058	854,563	13,495	869,402	856,037	13,365	595,159	589,659	5,500
Future production costs	(381,893)	(376,532)	(5,361)	(384,417)	(377,692)	(6,725)	(275,409)	(271,824)	(3,585)
Future development costs	(22,310)	(19,300)	(3,010)	(27,065)	(22,216)	(4,849)	(27,028)	(23,902)	(3,126)
Future income tax expenses	(42,728)	(40,651)	(2,077)	(40,720)	(39,634)	(1,086)	(11,758)	(10,521)	(1,237)
Undiscounted future net cash flows	421,127	418,080	3,047	417,200	416,495	705	280,964	283,412	(2,448)
10% annual discount for estimated timing of cash flows	(126,910)	(126,617)	(293)	(126,203)	(126,175)	(28)	(87,579)	(86,127)	(1,452)
Standardized measure of discounted future net cash flows	294,217	291,463	2,754	290,997	290,320	677	193,385	197,285	(3,900)
Discounted future net cash flows attributable to non-controlling interests	1,239	-	1,239	305	-	305	(1,284)	-	(1,284)
Equity method investments
Future cash flows	48,778	-	48,778	41,796	-	41,796	31,259	-	31,259
Future production costs	(12,462)	-	(12,462)	(13,141)	-	(13,141)	(13,050)	-	(13,050)
Future development costs	(4,433)	-	(4,433)	(5,603)	-	(5,603)	(5,712)	-	(5,712)
Future income tax expenses	(5,632)	-	(5,632)	(3,995)	-	(3,995)	(1,740)	-	(1,740)
Undiscounted future net cash flows	26,251	-	26,251	19,057	-	19,057	10,757	-	10,757
10% annual discount for estimated timing of cash flows	(13,012)	-	(13,012)	(8,852)	-	(8,852)	(4,828)	-	(4,828)
Standardized measure of discounted future net cash flows	13,239	-	13,239	10,205	-	10,205	5,929	-	5,929
Total of the Group’s and its equity method investments’ results of standardized measure of discounted future net cash flows	307,456	291,463	15,993	301,202	290,320	10,882	199,314	197,285	2,029

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table VI: Changes in the standardized measure of discounted cash flows

	Years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
The Group
Sales and transfers of oil and gas produced, net of production costs	(88,802)	(85,821)	(58,449)
Net changes in prices and production costs	98,952	(25,442)	(122,641)
Net changes in estimated future development cost	(5,468)	(10,108)	(7,912)
Net changes due to extensions, discoveries and improved recoveries	41,385	61,465	44,602
Revisions of previous quantity estimates	22,040	12,995	(11,211)
Previously estimated development costs incurred during the year	9,507	9,737	6,684
Accretion of discount	22,405	32,407	31,940
Net changes in income taxes	(28,894)	1,547	19,375
Net changes for the year	71,125	(3,220)	(97,612)
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(3,001)	(2,741)	(1,984)
Net changes in prices and production costs	1,620	(2,804)	(5,190)
Net changes in estimated future development cost	(196)	(881)	(299)
Net changes due to extensions, discoveries and improved recoveries	341	1,321	369
Revisions of previous quantity estimates	818	(423)	437
Previously estimated development costs incurred during the year	272	355	232
Accretion of discount	1,196	1,438	979
Net changes in income taxes	(366)	701	1,180
Net changes for the year	684	(3,034)	(4,276)
Total of the Group’s and its equity method investments’ results of net changes for the year	71,809	(6,254)	(101,888)