Form 20-F
period 2021-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2022-04-28
CIK 1123658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Mr. Huang Wensheng

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

Tel: +86 (10) 5996 0028

Fax: +86 (10) 5996 0386

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares, each representing 100 H Shares of par value RMB1.00 per share	SNP	New York Stock Exchange, Inc.
H Shares of par value RMB1.00 per share*		New York Stock Exchange, Inc.
*	Not for trading, but only in connection with the registration of American Depository Shares.

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

H Shares, par value RMB1.00 per share	25,513,438,600
A Shares, par value RMB1.00 per share	95,557,771,046

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧  Yes     ◻  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻  Yes     ⌧  No

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

⌧  Yes     ◻  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧  Yes     ◻  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards
	as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻  Item 17    ◻  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻  Yes     ⌧  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. *

◻  Yes     ◻  No

*	This requirement does not apply to the registrant in respect of this filing.

i

CERTAIN TERMS AND CONVENTIONS

Definitions

Unless the context otherwise requires, references in this annual report to:

●	“Sinopec Corp.,” “Company,” “we,” “our” and “us” are to China Petroleum & Chemical Corporation, a PRC joint stock limited company, and its subsidiaries;
●	“Sinopec Group Company” are to our controlling shareholder, China Petrochemical Corporation, a PRC limited liability company;
●	“Sinopec Group” are to the Sinopec Group Company and its subsidiaries other than Sinopec Corp. and its subsidiaries;
●	“provinces” are to provinces and to provincial-level autonomous regions and municipalities in China which are directly under the supervision of the central PRC government;
●	“RMB” are to Renminbi, the currency of the PRC;
●	“HK$” are to Hong Kong dollar, the currency of the Hong Kong Special Administrative Region of the PRC; and
●	“US$” are to US dollars, the currency of the United States of America.

Conversion Conventions

Unless otherwise specified, conversion of crude oil from tonnes to barrels are made at a rate of one tonne to 7.10 barrels for crude oil we produced domestically and one tonne to 7.21, 7.20 and 7.22 barrels for the years ended December 31, 2019, 2020 and 2021, respectively, for crude oil produced overseas. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet; and 6,000 cubic feet of natural gas is converted to one BOE.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

●	“BOE” are to barrels-of-oil equivalent.
●	“primary distillation capacity” are to the crude oil throughput capacity of a refinery’s crude oil distillation units, calculated by estimating the number of days in a year that such crude oil distillation units are expected to operate, excluding downtime for regular maintenance, and multiplying that number by the amount equal to the units’ optimal daily crude oil throughput.
●	“rated capacity” are to the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, excluding downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output or throughput, as the case may be.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars in this annual report were made at RMB6.4515 to US$1.00, the average of mid-point exchange rates of Renminbi as published by the PRC State Administration of Foreign Exchange (SAFE) for the year of 2021. We do not suggest that the Renminbi or US dollar amount can be converted to US dollars or Renminbi, as appropriate, at this exchange rate or any specific exchange rate.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expressions are also intended to identify forward-looking statements. These forward-looking statements address, among others, such issues as:

●	amount and nature of future exploration and development,
●	future prices of and demand for our products,
●	future earnings and cash flow,
●	development projects and drilling prospects,
●	future plans and capital expenditures,
●	estimates of proved oil and gas reserves,
●	exploration prospects and reserves potential,
●	expansion and other development trends of the petroleum and petrochemical industry,
●	production forecasts of oil and gas,
●	expected production or processing capacities, including expected rated capacities and primary distillation capacities, of units or facilities not yet in operation,
●	expansion and growth of our business and operations, and
●	our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3. Key Information—D. Risk Factors” and the following:

●	fluctuations in crude oil and natural gas prices,
●	fluctuations in prices of our refined oil and chemical products,
●	failures or delays in achieving production from development projects,
●	failures to receive crude oil and gas storage and transportation services subject to terms we agreed to,
●	potential acquisitions and other business opportunities,
●	general economic, market and business conditions, and
●	other risks and factors beyond our control.

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

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	[Reserved]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to the PRC

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights.

We are a joint stock limited company incorporated in China, our controlling shareholder is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. Our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are (i) submitted for the approval of our board of directors, which is required to review and approve certain operational matters, and convene general meetings of shareholders and present certain matters to the shareholders for their approval, in each case in accordance with our articles of association, (ii) approved by resolutions adopted by our board of directors and/or shareholders, as appropriate, and (iii) carried out under the supervision of our board of supervisors. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations.

As a major integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or the exercise of its supervisory power over our industries. The PRC government, while gradually liberalizing its regulations on entry into and operation in the petroleum and petrochemical industry and improving and developing the market-based regime – where the price of regular domestically-produced natural gas and imported pipeline natural gas is regulated, and the price of imported LNG, non-regular domestically-produced natural gas and natural gas traded via natural gas exchange is determined by the market – continues to exercise certain controls over such industry in China. These control mechanisms include granting the licenses to explore for and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and we cannot assure you there will not be material adverse effects on our operations and profitability. The Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) currently in effect, or the Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Measures for the Security Review of Foreign Investments, which was issued by the PRC government and came into effect on January 18, 2021, provides that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Measures for the Security Review of Foreign Investments also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under the said measures. Given that Sinopec Group Company, our controlling shareholder, currently holds approximately 68.85% of our outstanding shares, we do not expect any foreign investor will be able to obtain control in us by investing in our publicly-traded H shares or ADSs. Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business have not been substantively affected by the Measures for the Security Review of Foreign Investments. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made by such foreign investors.

In light of the dynamic nature of the Chinese economy and the continuing evolvement of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. While certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process, we cannot assure you that the rules or policies finally adopted will be in our favor. The new regulations and policies or the amendment to the current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies may subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to the environment protection and carbon emission, the compliance of which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.

Specifically, the PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. With respect to data security protection, the revised Measures for Cybersecurity Review took effect on February 15, 2022 and provides that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. With respect to anti-monopoly laws and regulations, the PRC Anti-monopoly Law prohibits monopolistic activities by market participants such as the entering into monopoly agreements, the abuse of dominant market position and anti-competitive activities that have or may have an effect of eliminating or reducing competition. In addition, the National Development and Reform Commission, the State Administration of Market Regulation and the Cyberspace Administration of China, or the CAC, among others, jointly issued the Several Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy focuses on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters. We do not believe the abovementioned rules have any material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas. However, we may be categorized by PRC authorities as a CIIO or an online platform operation in possession of personal data of more than one million users due to our extensive and broad business operations. In addition, given our significant market share in the PRC petroleum and petrochemical industries, we cannot rule out the possibility that the abovementioned rules, or other new rules and policies to be formulated and promulgated in relation to data security, market monopoly or other aspects of our business operation, and the enforcement thereof may impose more stringent compliance requirements on us, compel us to adjust our business plan and the way we operate our business, or otherwise have a material impact on our ability to obtain foreign investments or maintain our listing on stock exchanges in the U.S. or other foreign countries.

We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies. See "Item 4 Information of the Company ― B. Business Overview ― Regulatory Matters" for a list of material permits and approvals for our business operation. We have obtained all approvals and permits that are material for our business operations under the PRC laws and regulations, and we have not been subject to any material administrative penalties from the PRC regulatory authorities. In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, which is currently in effect, as a PRC company with equity securities listed in PRC, Hong Kong and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission (the "CSRC") for any public offering of equity securities to foreign investors. In addition, we may be subject to legal liabilities under the PRC Securities Law if our offering or the trading of our securities overseas is deemed to "disrupt the order of PRC domestic market and harm legitimate rights and interests of PRC domestic investors". We have received from the CSRC the approval for our public offerings of equity securities in the past. We are required to continue to comply with the provisions of the PRC Securities Law and we remain subject to the supervision of the PRC regulatory authorities. However, we cannot assure you that we will can timely receive such approval if we wish to make any new equity offerings in the future. Pursuant to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on December 24, 2021, collectively, the Overseas Listing Rules, the abovementioned Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares will be replaced upon the effectiveness of the Overseas Listing Rules. The Overseas Listing Rules provides that our overseas refinancing activities may be subject to a filing process within three business days after their completion. However, it is uncertain when and in what form will the Overseas Listing Rules be enacted. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial conditions and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability to conduct financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure you that your investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Risks Relating to the PRC — Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.” and “Item 8. Financial Information ― A. Consolidated Statements and Other Financial Information ― Dividend Distribution Policy.”

Furthermore, the primary sources of our shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, the protection of shareholder’s rights and access to information granted by their respective provisions are different from those applicable to companies incorporated in the United States and other Western countries, and are constantly evolving. The legal system in China is a civil law system based on written statutes. Unlike common law systems, such legal system is a system in which decided legal cases or administrative actions may be of reference value but have less precedential value, and a court ruling or administrative finding is made primarily based on written statues currently in effect. The legal system in China also evolves rapidly, and the interpretations of laws, regulations and rules may contain inconsistencies. In addition, the judicial and administrative authorities may, within the scope of their respective discretions, enforce laws and regulations inconsistently, which may result in uncertainties with respect to the interpretation and enforcement of PRC laws and regulations. While China has become a signatory to various treaties providing for the recognition and enforcement of certain foreign judgments in general, whether a specific judgment issued by a foreign court is capable of being recognized or enforced in China is still subject to uncertainties. Therefore, our investors may be faced with risks associated with the enforcement of court judgements and shareholders rights. See “Risks Relating to the PRC — Risks relating to enforcement of shareholder rights; Mandatory arbitration.”

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

As an integrated petroleum and petrochemical company, we are subject to extensive environmental protection laws and regulations in China. These laws and regulations permit:

●	the government, in accordance with law, to impose fines, to order correction, limitation on production or discharge, and suspend production for pollution discharge exceeding standards;
●	the government to impose fines for late payment of environmental tax for the discharge of waste materials;
●	the government, in accordance with law, to order correction, suspend production and impose fines for unlicensed or uncertified pollution discharge;
●	the government, at its discretion, to seal up or close down any facility which has caused or may cause severe environmental damage and require it to correct or stop operations; and
●	litigations and liabilities arising from pollutions and damages to the environment and public interests.

Our production activities produce substantial amounts of liquid, gas and solid waste materials. We have established a system to treat waste materials to prevent and reduce pollution. In the future, we may have certain facilities built in regions newly reclassified as ecological preservation areas, and therefore need to be relocated. Also, the PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards.

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

We are currently engaged in a number of construction, renovation and expansion projects. Some of our large new constructions, revamping and expansion projects are subject to governmental approval. The timing and cost of completion of these projects will depend on numerous factors, including when we can receive the required confirmation and registration from relevant PRC government authorities and the general economic condition in China. If any of our key projects required for our future growth is not confirmed or registered, or not confirmed or registered in a timely manner, our results of operations and financial condition could be adversely impacted.

Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.

We receive a significant majority of our revenues in Renminbi. A portion of such revenues will need to be converted into other currencies to meet our foreign currency needs, which include, among other things:

●	import of crude oil and other materials;
●	debt service on foreign currency-denominated debt;
●	purchases of imported equipment;

●	payment of the principals and interests of bonds issued overseas; and
●	payment of any cash dividends declared in respect of the H shares (including ADS).

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

China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries, and therefore the recognition and enforcement in China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may not be assured. Our articles of association as well as the Listing Rules of the Hong Kong Stock Exchange provide that most disputes between holders of H shares and us, our directors, supervisors, officers or holders of domestic shares, arising out of the articles of association or the PRC Company Law concerning the affairs of our company, are to be resolved through arbitration, at the election of the claimant, by arbitration organizations in Hong Kong or the PRC, rather than through a court of law. On June 18, 1999, an arrangement was made between Hong Kong and the PRC for the mutual enforcement of arbitral awards. This arrangement was approved by the Supreme People’s Court of the PRC and the Hong Kong Legislative Council, and became effective on February 1, 2000. Nonetheless, there are uncertainties with respect to the outcome of any action brought in China to enforce an arbitral award.

Certain judgments obtained against our directors and/or officers by our shareholders may not be enforceable.

We are a company limited by shares incorporated under the laws of China. The majority of our directors and executive officers reside within China or Hong Kong. As a result, your ability to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if you are successful in bringing an action of this kind, whether you can successfully, pursuant to the laws of the PRC or Hong Kong enforce a judgment against our directors and officers in China is uncertain.

The Public Company Accounting Oversight Board has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in China, including our auditor, because of a position taken by one or more authorities in China. As a result, our ADSs may be delisted or prohibited from trading in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, the occurrence or threatened occurrence of which may materially affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that that it is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China (the “PCAOB PRC Determination”). Our auditor is subject to the PCAOB PRC Determination.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules apply to certain registrants, or the SEC-Identified Issuers, that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Identification of SEC-Identified Issuers will be made for fiscal years beginning after December 18, 2020. In other words, because our auditor is subject to the PCAOB PRC Determination, we may be classified as an SEC-Identified Issuer after we have filed our annual reports for fiscal year ended December 31, 2021. The final rules also provide an update to the interim final rules adopted on March 24, 2021 in terms of the submission and disclosure requirements of the HFCA Act which must be followed by an SEC-Identified Issuer in the annual report for each year in which it is so identified. The SEC will also delist or impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively classified as a SEC-Identified Issuer for three consecutive years under the final rules.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Furthermore, the SEC may propose additional rules or guidance that could impose more stringent disclosure requirements or more unfavorable delisting and/or trading prohibition timeline under the HFCA Act regime.

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

If our auditor is subject to the PCAOB PRC Determination and as a result we are classified as a SEC-Identified Issuer, investors may lose confidence in our financial statements and reporting, the price of our securities may be adversely affected and our securities could be delisted or prohibited from being traded over-the-counter under the HFCA Act. Further, uncertainties relating to potential legislative changes in this area could cause the market price of our ADSs to be materially affected and our securities to be delisted or prohibited from trading earlier than the timeframe that is currently provided under the HFCA Act. In the event of the delisting of our securities or the prohibition of our securities from trading, investors in our ADS will need to dispose of their ADSs or exchange their ADSs for our H shares on applicable terms and conditions and may suffer significant loss on their investment. If any investor fails to exchange any of our ADSs for our H Shares for any reason, such ADSs may become worthless due to their loss of liquidity on the NYSE.

Risks Relating to Our Business Operation

We are exposed to risks associated with price fluctuations of crude oil and refined oil products and petrochemical products.

We consume a large amount of crude oil to produce our refined oil products and petrochemical products. Increases in crude oil prices may result in cost inflation, and high prices may also reduce market demand for our products which might adversely affect our profitability. Decreases in prices of crude oil, refined oil products and petrochemical products may cause us to incur impairment to our investment and assets. A prolonged period of low oil prices may impact our profit and ability to maintain our long-term investment projects. We use financial derivatives, including commodity futures, to hedge risks of the volatility in the crude oil price. The use of such financial derivatives may not successfully hedge all risks. The fair value of derivatives fluctuates due to the volatility of crude oil price, which in turn impacts our financial performance. In addition, while we try to adjust the sale prices of our products to reflect international crude oil price fluctuations, our ability to pass on the increased cost resulting from crude oil price increases to our customers may be limited, and is dependent on international and domestic market conditions as well as the PRC government’s price control policies over refined oil products. For instance, the PRC government could exercise price control over refined oil products when international crude oil prices experience a sustained rise or become significantly volatile. As a result, our results of operations and financial condition may be subject to material risks resulted from the fluctuation of prices of crude oil, refined oil products and petrochemical products.

Our continued business success depends in part on our ability to replace reserves and develop newly discovered reserves.

Our ability to achieve our growth objectives is dependent in part on our level of success in discovering or acquiring additional oil and natural gas reserves. Our exploration and development activities for additional reserves also expose us to inherent risks associated with drilling, including the risk that no proved oil or natural gas reserves might be discovered. Exploring for, developing and acquiring reserves are highly risky and capital intensive. The fluctuation in the prices of crude oil and natural gas will impact the amount of our proved oil or natural gas reserves. In a low oil price environment, only large scale, high quality reserves meet our development criteria, and some exploration projects may not be viable and thus cannot be carried forward, potentially leading to failure in supplementing our oil and natural gas reserves with additional reserves through future exploration. Without reserve additions through further exploration and development or acquisition activities, or if the prices of crude oil and natural gas fall sharply, our reserves and production will decline over time, which may adversely affect our results of operations and financial condition.

We rely heavily on external suppliers for crude oil and other raw materials, and we may even experience disruption to our ability to obtain crude oil and other raw materials.

We purchased a significant portion of crude oil and other feedstock from external suppliers located in different countries and regions in the world. Our business growth requires us to source an increasing amount of crude oil from external suppliers. We continued to source our crude oil from a diversified portfolio of external suppliers to avoid any potential risks in relation to the purchase of the crude oil, however, we are still subject to the political, geographical and economic risks associated with these countries and areas. If our contractual relationships with one or more external suppliers were terminated or disrupted due to any natural disasters or political events, it is possible that we would not be able to find sufficient alternative sources of supply in a timely manner or on commercially reasonable terms. As a result, our business and financial condition would be materially and adversely affected.

Since 2020, due to factors such as the continuous pandemic of COVID-19 and its variants, the imbalance between crude oil supply and demand, the sharp decline in oil production by major oil-producing countries, geopolitical situations, and the recession of global economic growth, crude oil prices have fluctuated sharply. In addition, some extreme major incidents may also occur and causes short-term disruptions to crude oil supplies in certain regions. We have taken flexible measures in answer to such changes and incidents, however, it is still impossible for us to completely avert risks arising from the sharp fluctuations in international crude oil prices and the sudden short-term disruption to regional crude oil supply.

We rely on our collaboration agreement with PipeChina for the use of certain oil and gas storage and pipeline facilities. Any adverse change to our collaboration with PipeChina may materially impact our business operation and financial status.

In September 2020, we closed the transaction with PipeChina, pursuant to which we sold certain oil and gas storage and pipeline facilities to PipeChina in exchange for approximately 14% of the registered capital of, and cash paid by, PipeChina as consideration. We have entered into a long-term service agreement with respect to the use of oil and gas storage and pipeline facilities with PipeChina, pursuant to which PipeChina shall provide us with oil and gas transportation and storage services on the agreed terms including, among others, that PipeChina shall meet our demand of production and operation following the agreed service specifications and standards.

Due to the special nature of our business operations, especially our production, refining and marketing activities, the successful execution of our operation plan will largely depend on our access to reliable and stable performance of oil and gas storage and transportation services, through our owned self-operated storage and pipeline facilities as we did prior to the transaction with PipeChina, and/or through purchasing storage and transportation services from PipeChina and other third parties. Considering the difficulty of the construction of the oil and gas pipeline, storage and other ancillary facilities, which involves time-consuming construction projects with major capital expenditure that are subject to regulatory approvals, we expect that, in the foreseeable future, it would be hard for us to promptly construct, develop and commission oil and gas pipeline, storage and other ancillary facilities, and our main production sites will be connected with and supported by pipelines and storage facilities owned by PipeChina. As a result, the smooth operation of our business in the future will partially depend upon our collaboration relationship with PipeChina based on service agreement(s) between us and PipeChina. We do not have control over PipeChina, and all key terms of service agreements between us and PipeChina shall be determined based on the applicable laws and regulations as well as the result of arm’s-length commercial negotiations between us and PipeChina, as a result of which we cannot guarantee that we will continue to secure service from PipeChina on current terms in the future. If we cannot continue to receive service from PipeChina on terms we desire, the operation of our business may be interrupted, and the results of our operations and our financial condition may be materially impacted.

Our business faces operation risks and natural disasters that may cause significant property damages, personal injuries and interruption of operations, and we may not have sufficient insurance coverage for all the financial losses incurred by us.

Exploring for, producing and transporting crude oil and natural gas and producing and transporting refined oil products and petrochemical products involve a number of operating hazards. Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products, refined oil products and chemical products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third-party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and damage to our properties and the property of others. There is also risk of mechanical failure and equipment shutdowns both in general and as a result of subsequent unforeseen events. In certain situations, undamaged refinery processing units may be dependent on or interact with damaged process units and, accordingly, are also subject to shut down. Even though we have a strong institutional focus on the safety of our operations and have implemented health, safety and environment (HSE) management system within our company, established a dual-track risk prevention regime focusing on both risk control and management based on risk classification and the inspection and treatment of hidden risks, and developed a risk evaluation and management platform, “PHAMS,” to conduct dynamic and quantitative management and control of relevant risks with the view to preventing accidents, and reducing personal injuries, property losses and environment pollution, our preventative measures may not be effective. We also maintain insurance coverage on our property, plant, equipment, inventory and potential third party liability, but our insurance coverage may not be sufficient to cover all the financial losses caused by operation risks and natural disasters. Significant operating hazards and natural disasters may cause interruption to our operations, property or environmental damages as well as personal injuries, and each of these incidents could have a material adverse effect on our financial condition and results of operations.

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

The estimate of reserves is affected by, among other things:

●	the quality and quantity of technical and economic data;
●	the prevailing oil and gas prices applicable to our production;
●	the production performance of the reservoirs; and
●	the production plans.

In addition, new drilling, testing and production results achieved following completion of the estimates may cause substantial upward or downward revisions in the estimates.

Oilfield exploration and drilling involves numerous risks, including risks that no commercially productive crude oil or natural gas reserves can be discovered and risks of failure to acquire or retain reserves.

Our oil and gas business is currently involved in exploration activities in various regions, including in areas where natural conditions may be challenging and where the costs of such exploration activities may be high. As a result, our oil and gas business may incur cost overruns or may be required to curtail, delay or terminate drilling operations because of many factors, including, but not limited to, the following:

●	disruption caused by unexpected geological factors;
●	irregularities in geological formations pressure;
●	equipment failures;
●	oil/gas well blowouts;
●	adverse weather conditions or natural disasters;
●	compliance with existing or enhanced environmental regulations;
●	governmental requirements and standards; or
●	delays in the availability of drilling rigs and delivery and maintenance of equipment.

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

Exploring for, developing and producing crude oil and natural gas fields are capital-intensive activities involving a high degree of risk. Our ability to undertake exploration, development and production activities and make the necessary capital expenditures and investments is subject to many risks, contingencies and other uncertainties, which may prevent our oil and gas business from achieving the desired results, or which may significantly increase the expenditures and investments that our oil and gas business makes, including, but not limited to, the following:

●	ability to generate sufficient cash flows from operations to finance our expenditures, investments and other requirements, which are affected by changes in crude oil and natural gas prices and sales volumes, and other factors;
●	availability and terms of external financing;
●	mix of exploration and development activities conducted on an independent basis and those conducted jointly with other partners;
●	extent to which our ability to influence or adjust plans for exploration and development related expenditures is limited under joint operating agreements for those projects in which we have partners;

●	government approvals required for exploration and development-related expenditures and investments in jurisdictions in which we conduct business; and
●	economic, political and other conditions in jurisdictions in which we conduct business.

We may, as appropriate, construct new and/or revamp existing refining and petrochemical facilities, which require substantial capital expenditures and investments. There can be no assurance that the cash generated by our operations will be sufficient to fund these development plans or that our actual future capital expenditures and investments will not significantly exceed our current planned amounts. Our inability to obtain sufficient funding for development plans could adversely affect our business, financial condition and results of operations.

Our development projects and production activities involve many uncertainties and operating risks that can prevent us from realizing profits and cause substantial losses.

Our development projects and production activities may be curtailed, delayed or cancelled for many reasons, including without limitation equipment shortages or failures, natural hazards, unexpected drilling conditions, mechanical and technical difficulties caused by complex geological conditions and operating errors by our employees. These projects and activities, which include projects focused on non-conventional oil and gas exploration and development, will also often require the use of new and advanced technologies that may be expensive to develop, purchase and implement, and may not function as expected. There is a risk that any development project that we undertake may not yield expected returns. In addition, our development projects and production activities, particularly those in remote areas, could become less profitable, or unprofitable, if we experience a prolonged period of low oil or gas prices or cost overruns.

Our business may be adversely affected by actions and regulations prompted by global climate changes.

Many nations in the world have reached consensus on the importance and urgency of addressing climate change. The oil and gas industry in which we operate is drawing increasing concerns in recent years. A number of international, national and regional measures to limit greenhouse gas emissions have been enacted. The Paris Agreement adopted in December 2015 has placed binding commitments on nations that have ratified it since November 2016, which may lead to more stringent national and regional measures in the near future. Compliance with these measures could result in substantial impact on capital expenditure, profit and strategic growth. In addition, PRC government has undertaken to strive to peak its CO2 emissions by 2030 and to achieve carbon neutrality by 2060, if possible, and to increase the non-fossil fuel share of all energy to around 25% by 2030 while reducing the CO2 emissions by no less than 65% as compared with 2005. China has officially launched a national carbon exchange in 2021, and some of our power plants supporting our operation have been identified to be subject to emission control. It is expected that the scope of industries subject to such control will expand, with most of our domestic subsidiaries may be recognized as emission-control enterprises, which change could have certain effect on our business operations.

Our overseas businesses may be adversely affected by changes of overseas government policies and business environment.

We have operations and assets and may seek new opportunities in various countries and regions, some of which are deemed to be subject to a high degree of political risk. The operations in these countries and regions may experience debt divergence, changes in taxation and foreign exchange controls, legal litigations, deterioration in compliance management environments or public security, public health risk, market fluctuations and oil and gas price fluctuations, changes in political situations and sanctions rules and policies, investment decision risk, safety production and equipment integrity risk. The occurrence of any of these conditions could disrupt or curtail our operations or development activities. These events may also limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and the significant capital expenditure required by those projects.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States holders of the H shares or ADSs.

A non-United States corporation, such as our company, will be a “passive foreign investment company” (PFIC), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) produce or are held for the production of passive income. Depending upon the value of our assets, which may be determined based, in part, on the market price of our H shares or ADSs (which may be volatile), and the nature of our assets and income over time, we could be classified as a PFIC for United States federal income tax purposes. Based on our income and assets and the market price of our H shares or ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we expend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become classified as a PFIC, a US Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the H shares or ADSs and on the receipt of distributions on the H shares or ADSs to the extent such gains or distributions are treated as an “excess distribution” under the United States federal income tax rules. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

Our operations may be adversely affected by cyber-attacks or similar disruptions.

We have established cybersecurity control schemes and cybersecurity operation and information system emergency response regime, built a cybersecurity risk management and control information platform, and devoted significant resources to the protection of our digital infrastructure and information system against cyber-attacks. If our systems against cyber-security risk prove to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including intellectual property, financial information and employer and customer data, injury to people, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

COVID-19 pandemic could materially and adversely affect our business.

In 2021, the global pandemic of COVID-19 continues to spread. Due to its unique nature and continuous spread, this pandemic and the public prevention measures taken in relation thereto have had and may continue to have certain adverse impacts on our procurement for raw materials, the conduct of our operation, the demand for our end products and on our operating activities, including disruptions to our work scheduling, which, in aggregate, may have significant impacts on our business, financial condition and results of operations. We have taken measures in response to the outbreak, including the adoption of robust, strict and standardized pandemic prevention and control system. At present, domestic COVID-19 is generally under control within China, however, unpredictable factors still exist in terms of COVID-19 global trend. The extent to which this pandemic impacts our results will depend on future developments of COVID-19, including new actions taken to contain the pandemic or treat its impact, among others.

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. There are some uncertainty and instability in the current global economy and pandemic control. The Chinese economy has entered a new stage of development and is progressing towards high quality development, guided by its “carbon peak” and “carbon neutrality” strategic objectives. Our operations may also be adversely affected by factors such as trade protection policies adopted by other countries and increase in import activities facilitated by regional trade agreements.

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

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside China, which have recently become more significant participants in the petroleum and petrochemical industry in China. The PRC government has accelerated the removal of restrictions on the right to use imported crude oil. This development may lead to excessive refining capacity in China and intensify competition among local refineries. The Chinese crude oil and refined oil product markets are becoming increasingly dynamic and internationalized with implementation of tariff concessions and relaxation of market restrictions. As the wholesale market of refined oil products previously dominated by PetroChina Company Limited and us opens up, we are facing stronger competition from new players and imported products. Our market share of chemical products is also under stronger competitive pressure due to the increasingly active participation of diversified new market players including multinational petroleum and petrochemical companies and domestic private enterprises. We are also expected to face competition in both domestic and overseas refined oil products and petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. In addition, the competition among market participants on overseas premium resources, construction of LNG stations and pipeline and storage facilities, development of high-end markets and construction of terminal projects have intensified since PipeChina started its business operation and after the market of natural gas pipeline network, LNG station and gas storage facilities opened up. Increased competition may have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Controlling Shareholder

We engage in related party transactions with Sinopec Group from time to time which may create potential conflict of interest.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group, which provides us with a number of services, including, but not limited to, ancillary supply, engineering, maintenance, transport, lease of land use right, lease of buildings, as well as educational and ancillary services. The nature of our transactions with Sinopec Group is governed by a number of service and other contracts between Sinopec Group and us. We have established various schemes in those agreements so that these transactions, when entered into, are at arm’s length. However, we cannot assure you that Sinopec Group Company or any of its members would not take actions that may favor its interests or its other subsidiaries’ interests over ours.

We are controlled by Sinopec Group Company, our ultimate controlling shareholder, whose interest in certain businesses are likely to compete with our business.

Sinopec Group Company has interests in certain businesses, such as petrochemical and overseas exploration and development, which compete or are likely to compete, either directly or indirectly, with our businesses. To avoid adverse effects that may be brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement. In 2012, we received from Sinopec Group Company an undertaking to avoid competing with us. For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our controlling shareholder, Sinopec Group Company may take actions that may conflict with our own interests.

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

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas or LNG, oilfield services and refining engineering projects. Sinopec Group Company’s overseas asset portfolio includes a limited number of projects in countries that are subject to U.S. sanctions administrated by OFAC and by the U.S. Department of State, including Iran, Syria and Sudan. We currently do not believe that any existing investments of Sinopec Group Company will result in any direct sanctions imposed by OFAC. However, we cannot predict the interpretation or implementation of sanction policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. Similarly, we cannot predict whether U.S. sanctions will be further tightened in the case of Iran, or whether sanction scope will be modified or updated, or if any other countries or regions will be incorporated into the sanction list, or the impact that such actions may have on Sinopec Group Company and us. If it becomes the target of U.S. sanctions, Sinopec Group Company may be prohibited from conducting business activities in the United States or with individuals or entities in the United States, and the transactions involving our securities in the United States will also be significantly affected. In addition, certain U.S. state and local governments and institutions impose restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may withdraw their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities undertaken by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative publicity, which may distract management attention, consume internal resources and affect investors’ perception of our Company.

ITEM 4.	INFORMATION ON THE COMPANY
A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our representative office in the North America, located at 3050 Post Oak Blvd, Suite 800, Houston, 77056, with telephone number of +1 (713) 544 8888 and fax number of +1 (713) 544 8878, as our agent for service of processes for actions brought under the U.S. securities laws. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that have been filed electronically with the SEC, which can be accessed at https://www.sec.gov. Information about the Company and documents the Company submitted to the SEC are available on our investor relations website: http://spc.sinopec.com/spc/en/investor/.

We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder at our inception. Our principal businesses include:

●	exploration for, development, production and marketing of crude oil and natural gas;
●	refining of crude oil and marketing and distribution of refined oil products, including transportation, storage, trading, import and export of petroleum products;
●	production and sales of petrochemical products;

●	the operation in relation to hydrogen, the production, storage, transportation and sales of hydrogen, production and sales of hydrogen production, hydrogen refueling and hydrogen storage facilities and other hydrogen energy business and related services; and
●	power supply business, vehicle battery charging and swaping, solar energy, wind energy and other new energy power generation, operation of new energy vehicle charging facilities, battery sales, sales of new energy vehicle battery swap facilities and other electric energy businesses and related services.

Sinopec Group’s continuing activities primarily consist, among other things, of:

●	exploring and developing oil and gas reserves overseas;
●	operating certain petrochemical facilities;
●	providing geophysical exploration, and well drilling, survey, logging and downhole operational services;
●	manufacturing production equipment and providing equipment maintenance services;
●	providing construction services;
●	providing utilities, such as electricity and water; and
●	providing other operational services including transportation services.

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

On August 2, 2016, our board of directors unanimously approved the proposal to introduce capitals from potential investors to invest in Sichuan-to-East China gas pipeline project, through our indirectly wholly-owned subsidiary Sinopec Sichuan-to-East China Natural Gas Pipeline Co., Ltd. (“Sichuan-to-East China Pipeline Co.”). On December 12, 2016, Sinopec Natural Gas Limited Company, our wholly-owned subsidiary (“Natural Gas Company”), China Life Insurance Co., Ltd. (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Communications”) entered into the Capital Injection Agreement in relation to Sichuan-to-East China Pipeline Co. and agreed to collectively subscribe for 50% equity interest in Sichuan-to-East China Pipeline Co. for an aggregate amount of RMB22.8 billion in cash. Upon completion of the capital injection, China Life, SDIC Communications and the Natural Gas Company held 43.86%, 6.14% and 50% equity interest in Sichuan-to-East China Pipeline Co., respectively.

On April 27, 2017, our board of directors unanimously approved the proposal of the acquisition of equity interest in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) by Gaoqiao. On October 26, 2017, Gaoqiao purchased 50% equity interest in Shanghai SECCO from BP Chemicals East China Investment Limited with a cash consideration of RMB10,135 million. Before the acquisition, we and one of our subsidiaries held 30% and 20% equity interest in Shanghai SECCO, respectively. Upon completion of the acquisition, we, together with our subsidiaries, hold 100% equity interest of Shanghai SECCO, which became a subsidiary of us.

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

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas in China and overseas. As of December 31, 2021, we held 265 production licenses in China, with an aggregate acreage of 36,480 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB1,000 per square kilometer.

As of December 31, 2021, we held 178 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 390 thousand square kilometers.

As of December 31, 2021, our overseas subsidiary held one production license, with an acreage of 322.57 square kilometers. It currently does not have exploration licenses. Our overseas equity-accounted investments held 74 production licenses, with an aggregate acreage of 5,588.9 square kilometers, and no exploration license.

Properties

We currently operate 249 oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 75 producing blocks of various sizes extending over an area of 2,554 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli's blocks are located in the Jiyang trough with various oil producing layers. In 2021, Shengli production field produced approximately 166 million barrels of crude oil and 22.13 billion cubic feet of natural gas, with an average daily production of 465.3 thousand BOE.

As of December 31, 2021, the total acreage of our oil and gas producing fields and blocks in China was 17,135 square kilometers, including 10,021 square kilometers of developed acreage, all of which were net developed acreage; and 7,114 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2021, the total acreage of our oil and gas producing fields and blocks of our overseas subsidiary was 322.57 square kilometers, including 169.21 square kilometers of developed acreage, of which 110 square kilometers were net developed acreage; and 153.36 square kilometers of gross undeveloped acreage, of which 31.8 square kilometers were net undeveloped acreage.

As of December 31, 2021, the total acreage of our oil and gas producing fields and blocks of our overseas equity-accounted investments was 1,683.4 square kilometers, including 1,683.4 square kilometers of developed acreage, of which 1,683.4 square kilometers were net developed acreage; and none gross undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2021, our estimated proved reserves of crude oil and natural gas in China were 2,825 million BOE (including 1,416.64 million barrels of crude oil and 8,449.26 billion cubic feet of natural gas), and our estimated proved reserves of crude oil and natural gas outside of China, which included a share of the estimated proved reserves of our equity-accounted investments, were 334.98 million BOE. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

We established reasonable certainty of our proved reserves estimates by using the performance methods, the volumetric methods, analogy, or a combination of multiple methods. Performance methods include, but are not be limited to, decline curve analysis, material balance and reservoir simulation, which utilize extrapolations of historical production available. The volumetric method, analogy, or a combination of such methods were used where historical performance data was inadequate to establish a definitive trend or where the use of production performance data as the basis for reserves estimates was considered inappropriate. All proved undeveloped reserves were estimated by volumetric method and analogy.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2021.

Crude Oil Proved Reserves	As of December 31, 2021
(in millions of barrels)
Developed Subsidiaries
China	1,291
Shengli	961
Others	330
Overseas	24
Subtotal	1,315
Equity-accounted investments
China	―
Overseas	263
Subtotal	263
Total Proved Developed	1,578
Undeveloped Subsidiaries
China	125
Shengli	17
Others	108
Overseas	―
Subtotal	125
Equity-accounted investments
China	―
Overseas	46
Subtotal	46
Total Proved Undeveloped	171
Total Crude Oil Proved Reserves	1,749

Natural Gas Proved Reserves	As of December 31, 2021
(in billions of cubic feet)
Developed Subsidiaries
China	6,734
Puguang	1,582
Fuling	1,529
Others	3,623
Overseas	―
Subtotal	6,734
Equity-accounted investments
China	―
Overseas	6
Subtotal	6
Total Proved Developed	6,740
Undeveloped Subsidiaries
China	1,715
Puguang	64
Fuling	99
Others	1,552
Overseas	―
Subtotal	1,715
Equity-accounted investments
China	―
Overseas	1
Subtotal	1
Total Proved Undeveloped	1,716
Total Natural Gas Proved Reserves	8,456

As of December 31, 2021, approximately 171.66 million barrels of our crude oil proved reserves and 1,715.59 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and overseas. 2.23 million barrels of crude oil and 648.04 billion cubic feet natural gas proved reserves in China have been classified as proved undeveloped for more than five years, mainly under Sinopec Shanghai Offshore Petroleum Company, one of our subsidiaries. The reason that such proved reserves had remained undeveloped for more than five years was that offshore oil and gas production sites generally had a longer construction period, which was further protracted due to the COVID-19 pandemic. The Company is currently optimizing the development plan for such reserves.

During 2021, a total of 319 wells were drilled in China and 123 wells were drilled overseas.

During the year of 2021, our proved crude oil reserves and proved crude oil reserves of our equity method investees increased by 207.96 million barrels, as a result of:

●	an upward revision of previous estimate by 241.83 million barrels, comprising an upward revision of 297.16 million barrels due to increased crude oil price, an upward revision of 14.99 million barrels due to infill drilling, an upward revision of 25.61 million barrels due to the extension of our existing licenses, and an upward revision of 6.60 million barrels due to improved production performance, partially offset by an downward revision of 102.53 million barrels due to increase in cost;
●	an increase of 127.76 million barrels by reason of the adoption of technologies and methods such as gas displacement and chemical displacement;
●	an increase of 111.66 million barrels due to the extension of and new discoveries in the Chengdao oil field and Shunbei oil and gas field; and
●	a decrease of 273.29 million barrels due to production activities.

During the year of 2021, our proved natural gas reserves and proved natural gas reserves of our equity method investees increased by 265.62 billion cubic feet, as a result of:

●	a decrease of 1,111.21 billion cubic feet due to production activities;

●	an upward revision of previous estimate by 662.30 billion cubic feet of proved natural gas reserves, comprising an increase of 149.59 billion cubic feet resulting from an increase in oil and gas price, an increase of 227.67 billion cubic feet due to improved production performance, an increase of 56.65 billion cubic feet due to the addition of compression for gas wells, an increase of 120.01 billion cubic feet due to the adoption of refracturing, and an increase of 155.45 billion cubic feet due to infill drilling, partially offset by a decrease of 47.07 billion cubic feet due to increase in cost;
●	an increase of 36.28 billion cubic feet by reason of the adoption of improved recovery techniques; and
●	an increase of 678.25 billion cubic feet due to the extension and new discoveries in Puguang gas field, Weirong gas field and Yongchuan gas field.

Noteworthy changes in proved undeveloped reserves during the year of 2021 are as follows:

●	our proved undeveloped crude oil reserves increased by 18.44 million barrels, resulting from an upward revision of 1.81 million barrels due to the change of our drilling plan, an increase of 5.33 million barrels of proved undeveloped crude oil reserves due to contract extension, and an increase of 68.42 million barrels of proved undeveloped crude oil reserves due to extension, partially offset by a conversion of 53.51 million barrels from proved undeveloped crude oil reserves to proved developed reserves due to our production activities and a downward revision of 3.61 million barrels to a cut-back of our drilling plan for cost control purposes; and
●	our proved undeveloped natural gas reserves decreased by 109.43 billion cubic feet, resulting from a conversion of 314.93 billion cubic feet from proved undeveloped natural gas reserves to proved developed natural gas reserves due to our productions activities and a downward revision of 27.73 billion cubic feet as we scaled back our drilling activities for cost control purposes, partially offset by an increase of 233.23 billion cubic feet of proved undeveloped natural gas reserves due to extension.

Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB8.53 billion, including RMB7.77 billion and RMB0.76 billion incurred in connection with our operations in China and overseas, respectively, in 2021.

Our reserves estimation is managed by a two-tier management system. The Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level, organizes, coordinates and oversees the overall reserves estimation, and is in charge of major issues in reserves estimation and approving the reserves estimation report of our company. Each of our Branches has a reserves management committee that manages and coordinates the reserves estimation process, organizes evaluators to conduct reserves estimation, reviews and inspects the evaluation materials and results at the branch level, and reports to the RMC of the Company.

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

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development and financial divisions, at production bureau level. Technical experts in exploration, development and economics divisions of our Branches in each oil field collectively prepare the initial report on reserves estimation. The RMC at production bureau level then review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialized reserves database which is reviewed and updated periodically.

Oil and Natural Gas Production

In 2021, we produced an average of 1,230.03 thousand BOE per day in China, of which approximately 55.6% was crude oil and 44.4% was natural gas. We produced an average of 84.3 thousand BOE per day overseas, of which 98% was crude oil and 2% was natural gas.

The following tables set forth our average daily production of crude oil and natural gas for the years ended December 31, 2019, 2020 and 2021. The production of crude oil includes condensate.

	Year Ended December 31,
	2019	2020	2021(1)

	(in thousands of barrels)
Average Daily Crude Oil Production
China	683	682	684
Subsidiaries	683	682	684
Shengli	455	454	455
Others	228	228	229
Overseas	95	84	83
Subsidiary	19	17	14
Equity-accounted investments	76	67	69
Total Crude Oil Production	778	766	767

Note:

(1)	Includes 0.49 thousand BOE of crude oil consumed in the production.

	Year Ended December 31,
	2019	2020	2021(1)

	(in millions of cubic feet)
Average Daily Natural Gas Production
China	2,862	2,921	3,277
Subsidiaries	2,862	2,921	3,277
Puguang	664	598	651
Fuling	613	647	695
Others	1,585	1,676	1,931
Overseas	9	9	9
Equity-accounted investments	9	9	9
Total Natural Gas Production	2,871	2,930	3,286

Note :

(1)	Includes 163.59 million cubic feet of natural gas consumed in the production.

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2019, 2020 and 2021.

	Weighted Average	China	Overseas(1)

	(RMB)
For the year ended December 31, 2021
Average petroleum lifting cost per BOE	113.91	108.42	193.94
Average realized sales price
Per barrel of crude oil	415.85	411.93	448.4
Per thousand cubic feet of natural gas	40.61	40.61	—
For the year ended December 31, 2020
Average petroleum lifting cost per BOE	105.28	101.67	154.41
Average realized sales price
Per barrel of crude oil	269.85	266.86	294.12
Per thousand cubic feet of natural gas	37.33	37.33	—
For the year ended December 31, 2019
Average petroleum lifting cost per BOE	117.0	110.32	164.49
Average realized sales price
Per barrel of crude oil	406.0	400.37	445.96
Per thousand cubic feet of natural gas	37.56	37.56	—

(1)

The exchange rates we used for overseas data in this table were exchange rates for each year ended December 31, 2019, 2020 and 2021, which were RMB6.8985 to US$ 1.00, RMB6.8976 to US$ 1.00 and RMB6.45 to US$1.00, respectively.

Exploration and Development Activities

In 2021, focusing on exploration for large-scale quality reserves, we pressed ahead with high quality exploration and profit-oriented development, making efforts to stabilize crude oil production, increase gas production, reduce costs and improve efficiency, and completed the construction project in the West Sichuan Gas Field, and started the construction of a national-level demonstration area for shale oil in the Jiyang Continental-phase Fault Depression Lake Basin.

The following table sets forth the number of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2019, 2020 and 2021.

	As of December 31,
	2019				2020				2021
Number of	Exploratory		Development		Exploratory		Development		Exploratory		Development
Drilled Wells	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	350	174	2,098	5	383	136	2,015	3	363	129	1,828	4
Subsidiaries	350	174	2,098	5	383	136	2,015	3	363	129	1,828	4
Shengli	195	81	1,168	4	204	64	1,080	2	170	58	944	2
Others	155	93	930	1	179	72	935	1	193	71	884	2
Overseas	3	1	99	—	2	—	100	—	2	1	114	—
Subsidiaries	—	—	—	—	—	—	4	—	—	—	2	—
Equity- accounted investments	3	1	99	—	2	—	96	—	2	1	112	—
Total	353	175	2,197	5	385	136	2,115	3	365	130	1,942	4

The following table sets forth the number of wells being drilled by us as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019				2020				2021
Number of Drilling	Gross		Net		Gross		Net		Gross		Net
Welling	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	117	177	117	176	92	212	92	212	108	201	108	201
Subsidiaries	117	177	117	176	92	212	92	212	108	201	108	201
Shengli	60	20	60	20	29	52	29	52	33	55	33	55
Others	57	157	57	156	63	160	63	160	75	146	75	146
Overseas	—	—	—	—	2	—	2	—	—	123	—	62
Subsidiaries	—	—	—	—	—	—	—	—	—	3	—	1
Equity-accounted investments	—	—	—	—	2	—	2	—	—	120	—	61
Total	117	177	117	176	94	212	94	212	108	324	108	263

The following tables set forth the number of our productive wells for crude oil and natural gas as of December 31, 2021, as compared to December 31, 2020 and 2019:

	As of December 31,
	2019		2020		2021
Productive Wells for Crude Oil	Gross	Net	Gross	Net	Gross	Net
China	52,112	52,112	53,240	53,240	53,851	53,851
Subsidiaries	52,112	52,112	53,240	53,240	53,851	53,851
Shengli	33,819	33,819	34,572	34,572	34,991	34,991
Others	18,293	18,293	18,668	18,668	18,860	18,860
Overseas	7,248	2,855	7,055	2,752	5,534	2,372
Subsidiaries	28	14	28	10	30	11
Equity-accounted investments	7,220	2,841	7,027	2,742	5,504	2,361
Total	59,360	54,967	60,295	55,992	59,385	56,223

	As of December 31,
	2019		2020		2021
Productive Wells for Natural Gas	Gross	Net	Gross	Net	Gross	Net
China	6,420	6,378	6,976	6,928	7,539	7,489
Subsidiaries	6,420	6,378	6,976	6,928	7,539	7,489
Puguang	61	61	67	67	79	79
Fuling	482	482	632	632	779	779
Others	5,877	5,835	6,277	6,229	6,681	6,631
Total	6,420	6,378	6,976	6,928	7,539	7,489

Refining

Overview

In 2021, our refinery throughputs were approximately 255.28 million tonnes. We produce a full range of refined oil products. The production of our principal refined oil products for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year Ended December 31,
	2019	2020	2021

	(in million tonnes)
Gasoline	62.77	57.91	65.21
Diesel	66.06	63.21	59.85
Kerosene	31.16	20.38	21.15
Light chemical feedstock	39.78	40.22	45.41
Liquefied petroleum gas	12.57	11.61	12.72
Fuel oil	1.95	7.71	11.31

Gasoline and diesel are our largest revenue-generating products, and are sold mostly through Sinopec Marketing Co., Ltd., our subsidiary, through both wholesale and retail channels. We use most of our production of chemical feedstock as feedstock for our own chemical operations. Most of our other refined oil products are sold in China to a wide variety of industrial and agricultural customers, and a small amount is exported.

Refining Facilities

Currently we operate 29 refineries in China. As of December 31, 2021, our comprehensive processing capacity of oil refining was 287.25 million tonnes per annum.

The following table sets forth our total comprehensive processing capacity per annum of crude oil and refinery throughputs as of and for the years ended December 31, 2019, 2020 and 2021.

	As of and for the year ended December 31,
	2019	2020	2021
Comprehensive processing capacity of oil refining (million tonnes per annum)(1)	271.65	283.25	287.25
Refinery throughputs (million tonnes)(2)	248.5	236.91	255.28
(1)	The comprehensive processing capacity of oil refining and refinery throughputs of joint ventures are fully included in our statistics.
(2)	When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

In 2021, our gasoline yield was 25.55%, diesel yield was 23.45%, kerosene yield was 8.28%, and light chemical feedstock yield was 17.79%. For the years ended December 31, 2019, 2020 and 2021, our overall yield for all refined oil products at our refineries was 94.98%, 94.77% and 94.65%, respectively.

The following table sets forth the comprehensive processing capacity per annum as of December 31, 2021 of each of our refineries with the comprehensive supporting of 8 million tonnes or more per annum.

Comprehensive Processing
Capacity of oil refining as of
Refinery	December 31, 2021
(in million tonnes per annum)
Zhenhai	27
Maoming	20
Jinling	18
Shanghai	16
Zhongke	15
Fujian	14
Yangzi	13.5
Qilu	13
Guangzhou	12.75
Tianjin	12.5
Qingdao Refining & Chemical	12
Gaoqiao	11.3
Yanshan	10
Luoyang	10
Hainan	9.2
Changling	8
Shijiazhuang	8
Jiujiang	8
Anqing	8

In 2021, the Zhenhai Refining & Chemical revamping project for ethylene feedstock adoptability was put into operation. Newly added comprehensive processing capacity of oil refining totaled 4 million tonnes/year.

Source of crude oil

In 2021, approximately 89.3% of the crude oil required for our refinery business was imported.

Marketing of Refined Oil Products

Overview

We operate the largest sales and distribution network for refined oil products in China. In 2021, we distributed and sold approximately 171.31 million tonnes of gasoline, diesel and kerosene domestically. Most of the refined oil products sold by us are produced internally. In 2021, approximately 72.72% of our gasoline sales volume and approximately 79.95% of our diesel sales volumes were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined oil products in the years of 2019, 2020 and 2021.

	As of December 31,
	2019	2020	2021
Total sales volume of refined oil products (in million tonnes)*	254.95	217.91	220.79
Domestic sales volume of refined oil products (in million tonnes)	184.45	167.99	171.31
Retail	122.54	113.19	114.30
Wholesale and Distribution	61.91	54.80	57.01
Average annual throughput of service stations (in tonnes per station)	3,992	3,686	3,720

*The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

	As of December 31,
	2019	2020	2021
Total number of service stations under Sinopec brand	30,702	30,713	30,725
Self-operated service stations	30,696	30,707	30,725

Retail

All of our retail sales are made through a network of service stations and petroleum shops operated under the Sinopec brand. Through this unified network we are able to implement consistent pricing policies, maintain both product and service quality standards and more efficiently deploy our retail network.

In 2021, we sold approximately 114.30 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 66.72% of our total domestic gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand.

Wholesale and Distribution

In 2021, we sold approximately 57.01 million tonnes of refined oil products, including 13.91 million tonnes of gasoline, 27.64 million tonnes of diesel and 15.46 million tonnes of kerosene, through wholesale and distribution to independent distributors such as domestic industrial enterprises, hotels, restaurants and agricultural producers and long-term large-scale end users such as railways, airlines, shipping and public utilities.

We operate 331 storage facilities with a total capacity of approximately 18.0 million cubic meters, substantially all of which are wholly-owned by us. These storage facilities and our wholesale centers are connected to our refineries by railway, waterway and pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

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

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2021 was 13.548 million tonnes per annum. In 2021, we produced 13.38 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

We produce aromatics mainly in the forms of benzene and para-xylene, which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester.

Chemicals extracted from olefins and aromatics are mainly used to produce synthetic resins, synthetic rubber and synthetic fibers, as well as intermediate petrochemicals.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2021 for our principal intermediate chemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	13,548	13,380	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, BASF-YPC*, Fujian*, Sinopec Sabic (Tianjin)*, Zhongke, Zhenhai, Sino-Korean (Wuhan)*, Gulei* and Great Wall EC*
Propylene	11,867	12,052

Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, Zhongke, BASF-YPC*, Jinling, Anqing, Qingdao, Hainan, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan)*, Gulei* and Great Wall EC*

Benzene	5,925	4,698	Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Zhenhai, Tianjin, Luoyang, Shanghai SECCO, Zhongke, BASF-YPC*, Fujian*, Maoming, Hainan, Sino-Korean (Wuhan)*, Jinling and Gulei*
Styrene	3,250	2,751	Zhenhai, Yanshan, Qilu, Guangzhou, Maoming, Shanghai SECCO, Anqing, Hainan, BASF-YPC*, Sinopec Sabic (Tianjin)*, Gulei*, Sino-Korean (Wuhan)* and Baling
Para-xylene	5,834	5,256	Shanghai, Yangzi, Tianjin, Luoyang, Zhenhai, Jinling, Fujian* and Hainan
Phenol	758	814	Yanshan, Gaoqiao* and Sinopec Sabic (Tianjin)*

*Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Resins

We are the largest producer of synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2021.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	9,039	8,240	Yanshan, Shanghai, Yangzi, Qilu, Maoming, Guangzhou, Tianjin, Zhongyuan, Shanghai SECCO, Zhongke, BASF-YPC*, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan)* and Great Wall EC*
Polypropylene	9,257	9,044

Yanshan, Shanghai, Yangzi, Qilu, Guangzhou, Maoming, Tianjin, Zhongyuan, Shanghai SECCO, Zhongke, Jingmen Branch, Fujian*, Sinopec Sabic (Tianjin)*, Zhenhai, Sino-Korean (Wuhan)*, Great Wall EC*, Luoyang, Jiujiang, Jingmen, Hainan, Beihai, Shijiazhuang and Gulei*

Polyvinyl chloride	600	281	Qilu
Polystyrene	698	677	Maoming, Guangzhou, Shanghai SECCO and BASF-YPC*
Acrylonitrile butadiene styrene	200	187	Gaoqiao

*Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2021 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	2,819	1,817	Shanghai, Yangzi, Yizheng and Luoyang
Ethylene glycol	4,399	2,574	Yanshan, Shanghai, Yangzi, Tianjin, Maoming, Zhongke, Fujian*, BASF-YPC*, Sinopec Sabic (Tianjin)*, Zhenhai, Gulei* and Sino-Korean (Wuhan)*
Acrylonitrile	990	958	Anqing, Qilu Koruhr* and Shanghai SECCO
Caprolactam	949	814	Baling
Polyester	3,378	2,862	Shanghai, Yizheng, Tianjin and Luoyang

*Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fibers

Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2021.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,531	1,213	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	265	137	Shanghai, Anqing and Qilu

Synthetic Rubbers

We are the largest manufacturer of synthetic rubbers in China. Our principal synthetic rubbers products are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styreneic block copolymers (SBCs) thermoplastic elastomer, isobutadiene isoprene rubber, or IIR (brominated IIR included), and ethylene propylene rubber.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2021 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Operation
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene rubber	450	349	Yanshan, Qilu, Maoming, Yangzi and Gaoqiao
Styrene butadiene rubber	460	347	Qilu, Yangzi, Gaoqiao, Yanshan and Baling
Styrene-butadiene-styrene thermoplastic elastomers	440	294	Yanshan, Maoming, Gulei* and Baling
Isobutylene isoprene rubber	125	13	Yanshan
Ethylene propylene rubber	75	85	Gaoqiao*

*Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Marketing and Sales of Petrochemicals

The central, eastern and southern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a geographic advantage over our competitors.

The prices of petrochemical products in China have become market-oriented. Our principal sales channels consist of (i) direct sales to domestic and foreign large- and medium-sized manufacturing enterprises, which account for more than 77.9% of our direct sales, (ii) sales to distributors, who are responsible for sales and distribution to a portion of our smaller and scattered customers or specific customers, and (iii) sales of chemical products through our e-commerce platform “Chem E-Mall,” which effectively launched an e-commerce channel of petrochemical products and improved customer experience.

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

Patents and Trademarks

In 2021, we were granted 4,868 patents in China and overseas. As of December 31, 2021, we owned a total of 43,563 patents in China and overseas.

In 2021, we had 45 PRC material trademarks and 11 overseas material trademarks approved internally.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2021, we did not source any of our refinery throughputs of crude oil from Iran. Based on our internal reports and statistics, no revenue or net profit was recorded from trading activity with Iranian companies.

Based on feedback to our inquiries to Sinopec Group Company, our controlling shareholder, Sinopec Group Company engaged in a small amount of business activities in Iran such as providing engineering services and designs. Sales revenue and profits from these business activities accounted for 0.021% and 0.43% of its total unaudited sales revenue and profits, respectively.

Regulatory Matters

Overview

China’s petroleum and petrochemical industry has seen significant deregulation in the past ten years. However, the exploration, production, marketing and distribution of crude oil and natural gas, as well as the production, marketing and distribution of certain refined oil products are still subject to regulation of many government agencies including:

National Development and Reform Commission (NDRC)

NDRC is responsible for formulating and implementing key policies in respect of petroleum and petrochemical industry, including:

●	Formulating guidance plan for annual production, import and export amount of crude oil, natural gas and petroleum products nationwide based on its forecast on macro-economic conditions in China;
●	Setting the pricing policy for refined oil products; and
●	Amending Guiding Catalogue of Petroleum and Chemical Industry Structural Adjustment and Petrochemical Industry Layout Planning Plan and approving certain domestic and overseas resource investment projects which are subject to NDRC’s approval as required by the Catalogue of Investment Projects Approved by the Government in effect.

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

To operate business in China, we and all of our PRC subsidiaries shall register with the State Administration of Market Regulation and obtain a business license with the scope of our/its business set forth therein, and obtain approvals and permits from relevant government authorities for certain specialized business activities. The table below sets forth the permits and approvals we and our PRC subsidiaries need to obtain that are material to our business.

Permits/Approvals	Underlying Business Activities	Regulatory Authorities
Exploration Permit	Exploration of crude oil and natural gas	Authorities of Geology and Mineral Resources (Ministry of Natural Resources and its counterparts)
Mining Permit	Mining, development and production of crude oil, natural gas and geothermal resources	Authorities of Geology and Mineral Resources (Ministry of Natural Resources and its counterparts)
Work Safety Permit for Non-coal Mines	Mining and production (pursuant to relevant work safety requirements) in non-coal mines	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Manufacturing License for Industrial Products	Manufacture of certain industrial products	Authorities of Industrial Products Manufacture Licensing (State Administration of Market Regulation and its counterparts)
Approval for Refined Oil Retailing Business	Retailing business for Refined Oil (for petrol station)	Ministry of Commerce and its counterparts
Gas Business Permits	Gas-related business operation	Gas-regulatory and Supervision Department of Local Government (county level above)
Registration for Manufacturer of Hazardous Chemicals	Manufacture of Hazardous Chemicals	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Registration for Hazardous Chemicals
Work Safety Permit for Hazardous Chemicals
Business Permits for Hazardous Chemicals	Operation of business in relation to Hazardous Chemicals (including storage thereof)	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Pollution Permit	Emission of pollutant to the environment	Authorities of Environment Protection
Urban Drainage License	Emission of wasted water to urban drainage facilities	Authorities of Urban Drainage (Ministry of Water Resources and its counterparts)

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

Applicants for exploration licenses must first submit applications to the MNR with respect to blocks in which they intend to engage in exploration activities. The holder of an exploration license is obligated to make an annual minimum exploration investment and pay annual exploration license fees, ranging from RMB100 to RMB500 per square kilometer, relating to the exploration blocks in respect of which the license is issued. The maximum term of an oil and gas exploration license is 7 years. Such exploration license may be renewed upon application by the holder at least 30 days prior to expiration date, with each renewal for a maximum two-year term. Under the PRC laws and regulations, we are entitled for reductions and exemptions of exploration license fees for exploration in the western, offshore and northeastern regions of China.

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

Incentives for Shale Gas Development

In order to incentivize the exploration, discovery and development of China’s shale gas reserves, to increase the supply of natural gas and to relieve the imbalance between supply and demand of natural gas, the Ministry of Finance of China and China National Energy Administration issued the Notice on Subsidy for Shale Gas Development and Utilization (Ministry of Finance No. 847 [2012]), pursuant to which the central government will subsidize shale gas production companies at a rate of RMB0.4 per cubic meter of shale gas produced from 2012 to 2015.

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

In April 2015, to facilitate the development of the shale gas industry, the Ministry of Finance of China and China National Energy Administration issued the Notice on Fiscal Subsidies for Shale Gas Development and Utilization (Ministry of Finance No. 112 [2015]) to further implement the policy of fiscally subsidizing the shale gas industry during the period of the thirteenth “five-year” plan, and the subsidy will be RMB0.3 per cubic meter of shale gas produced and RMB0.2 per cubic meter of shale gas produced from 2016 to 2018 and from 2019 to 2020, respectively.

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

In August 2017, based on the results of the supervision and review of the pricing of natural gas pipelines, NDRC adjusted the pipeline transportation prices, in conjunction with the adjustment of the natural gas value-added tax rate. The non-residential natural gas reference city-gate prices have been reduced by RMB0.1 per cubic meter. NDRC encouraged the natural gas production and operation enterprises and users to actively enter the natural gas trading platform, and the prices of natural gas that have been openly traded on trading platforms such as the Shanghai Oil and Gas Exchange Center and Chongqing Oil and Gas Exchange Center are formed by the market. In May 2018, NDRC adjusted the price of natural gas for civil use, improved price mechanism, replaced the reference ceiling price for city-gate prices of residential natural gas with a reference base rate, and thus brought the price of residential gas in line with the price of non-resident gas.

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

In March 2013, NDRC released Circular on Establishment of Sound Price Formation Mechanism of Refined Oil Products (NDRC Pricing Circular 624[2013]), which specified that a reformed refined oil product price formation mechanism shall include shortening of the refined oil product price adjustment period to 10 working days. To save social resources, if the assessed adjustment in domestic refined oil product prices is less than RMB50 per tonne, the adjustment will be postponed to next period. In cases of special conditions such as significant increase in domestic CPI, significant emergencies or significant fluctuations of crude oil price on international market which may trigger adjustment of domestic refined oil price, NDRC may implement ad hoc suspension, delay or narrowing of price adjustment upon the approval by the State Council. Upon elimination of the special conditions, the price formation mechanism may resume operation after NDRC obtains the State Council’s for approval.

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

Starting in 2015, qualified refineries has been allowed to use, and conduct business in connection with, imported crude oil. On December 4, 2019, Ministry of Commerce issued the Notice of Reform of “Release-Management-Service” on Crude Oil and Refined Oil Products to further open up the domestic oil and refined oil products market. Ministry of Commerce formally abolished the “Administrative Rules for Crude Oil Market” and “Administrative Rules for Refined Oil Products Market” on July 1, 2020, and promogulated the “Guidelines for the Administration of Petroleum Refined Oil Circulation Industry” on December 31, 2020. In September 2020, the State Council issued the “Decision on the Cancellation and Decentralization of a Batch of Administrative Licensing Items”, clarifying that “the approval of the wholesale and warehousing operation qualifications for petroleum refined oil will be cancelled, and the approval for the retail operation qualification of refined oil products will be delegated to the designated department of the municipal people’s government with local governments to implement territorial supervision responsibilities.” The domestic crude oil and refined oil product markets are increasingly open.

Investment

Overseas investments by central state-owned enterprises involving sensitive countries or regions or sensitive industries shall be submitted to NDRC and MOFCOM for approval, and other overseas investments by central state-owned enterprises will only need to submit a filing with NDRC and MOFCOM.

According to Measures for the Administration of Overseas Investment of Enterprises (NDRC No.11 [2017]), investments made directly, or indirectly through offshore entities controlled by the investor, involving sensitive countries or regions or sensitive industries shall be approved by the NDRC. For non-sensitive direct investments, namely investments for which the investor provide financing or guarantee, or make asset or interest investment directly, filings with NDRC or its local branches shall be made.

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

Consumption tax	Aggregate volume sold or self-consumed	Effective from January 13, 2015, RMB1.52 per liter for gasoline, naphtha, solvent oil and lubricant, and RMB1.2 per liter for diesel, fuel oil and jet kerosene.
Import tariff	CIF China price

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

Like many large scale companies with businesses across industries, we conduct our business through a large number of Chinese and foreign operating entities. The chart below summarizes our business segments and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act. We combined our refining and chemicals segments in the chart below given that most of our significant subsidiaries conducting relevant businesses can be categorized under both segments. See Note 39 to our consolidated financial statements.

Notes:

(1)	Our significant subsidiary under Exploration and Production segment is Sinopec International Petroleum Exploration and Production Limited.
(2)	Our significant subsidiaries under Refining and Chemicals segments are Sinopec Great Wall Energy & Chemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Yizheng Chemical Fibre Limited Liability Company, Sinopec Lubricant Company Limited, Sinopec Qingdao Petrochemical Company Limited, Sinopec Chemical Sales Company Limited, Sinopec Beihai Refining and Chemical Limited Liability Company, ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, Sinopec Qingdao Refining and Chemical Company Limited, Sinopec Hainan Refining and Chemical Company Limited, Shanghai SECCO Petrochemical Company Limited, Sinopec-SK (Wuhan) Petrochemical Company Limited, Gaoqiao Petrochemical Company Limited, Sinopec Baling Petrochemical Co. Ltd, Sinopec Shanghai Petrochemical Company Limited, and Fujian Petrochemical Company Limited.
(3)	Our significant subsidiary under Marketing and Distribution segment is Sinopec Marketing Company Limited.
(4)	Our significant subsidiaries under Others segment are Sinopec Overseas Investment Holding Limited, China International United Petroleum and Chemical Company Limited, Sinopec Catalyst Company Limited, China Petrochemical International Company Limited, and Sinopec Kantons Holdings Limited.
D.	PROPERTY, PLANT AND EQUIPMENT

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

We believe our environmental protection systems and facilities are adequate for us to comply with current applicable national and local environmental protection regulations. The PRC government, however, may impose stricter regulations which may require additional expenditure on compliance with environmental regulations. In addition, to proactively discharge our social responsibility and to demonstrate our leadership in fulfilling China’s “dual carbon” goals, we intend to embrace the “Green Revolution” and the carbon neutrality objectives, and to build our competitiveness on de-carbonization.

Our environmental protection expenditures were approximately RMB9.3 billion in 2019, RMB11.4 billion in 2020 and RMB11.0 billion in 2021.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (SPI Fund), approximately RMB876.7 billion of coverage on our property and plants and approximately RMB105.8 billion of coverage on our inventory. In 2021, we paid an insurance premium of approximately RMB2.242 billion to Sinopec Group Company for such coverage.

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

Pursuant to an approval of the Ministry of Finance, Sinopec Group Company entered into an agreement with PICC Property and Casualty Company Limited on January 29, 2002 to purchase a property and casualty policy which would also cover our assets. The policy provides for an annual maximum cumulative claim amount of RMB4 billion and a maximum of RMB2.36 billion per occurrence.

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

Impairment losses recognized for each of the three years ended December 31, 2019, 2020 and 2021 in our consolidated statement of income on long-lived assets are summarized as follows:

	Year ended December 31,
	2019	2020	2021

	(RMB in millions)
Exploration and production	3	8,495	2,467
Refining	256	1,923	860
Marketing and distribution	80	536	1,211
Chemicals	17	3,675	5,332
Corporate and others	—	—	165
Total*	356	14,629	10,035
*	Information relating to the detailed analysis of the change in impairment losses is presented in Note 8 to the consolidated financial statements.

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

	Year ended December 31,
	2019	2020	2021

	(RMB in millions)
Balance as of January 1	606	1,848	3,860
Impairment losses recognized for the year	1,566	2,173	436
Reversal of impairment losses	(283)	(68)	(127)
Written off	(41)	(23)	(30)
Others	—	(70)	(106)
Balance as of December 31	1,848	3,860	4,033

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

	Year ended December 31,
	2019	2020	2021

	(RMB in millions)
Balance as of January 1	6,401	2,597	3,107
Allowance for the year	1,616	11,689	3,148
Reversal of allowance on disposal	(199)	(333)	(18)
Written off	(5,233)	(10,795)	(1,300)
Others	12	(51)	(40)
Balance as of December 31	2,597	3,107	4,897

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

●	Exploration and Production Segment, which consists of our activities related to exploring for and developing, producing and selling crude oil and natural gas;
●	Refining Segment, which consists of purchasing crude oil from our exploration and production segment and from third parties, processing of crude oil into refined oil products, selling refined oil products principally to our marketing and distribution segment;
●	Marketing and Distribution Segment, which consists of purchasing refined oil products from our refining segment and third parties, and marketing, selling and distributing refined oil products by wholesale to large customers and independent distributors and retail through our retail network;
●	Chemicals Segment, which consists of purchasing chemical feedstock principally from the refining segment and producing, marketing, selling and distributing chemical products; and
●	Corporate and Others Segment, which consists principally of trading activities of the import and export subsidiaries and our research and development activities.
B.	CONSOLIDATED RESULTS OF OPERATIONS

The Company completed the purchase of non-equity assets of Cangzhou branch of Sinopec Group Asset Management Co., Ltd and Beijing Orient Petrochemical Industry Co., Ltd on July 1, 2021, and Sinopec Beihai Refining and Chemical Limited Liability Company, a subsidiary of the Company, completed the purchase of non-equity assets of Beihai Petrochemical Limited Liability Company July 1, 2021. The Company has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. and Sinopec Beijing Yanshan Petrochemical Co., Ltd. on December 1, 2021. Sinopec Yizheng Chemical Fibre Company Limited, a subsidiary of the Company, has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. on December 1, 2021. The transactions described above have been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the Company’s revenue was RMB2,740.9 billion, increased by 30.2% compared with that of 2020. That was mainly due to the good momentum of Chinese economy, increase of international crude oil price, recovery of domestic refined oil products demand and increase of chemical products prices. The Company sized the opportunity of demand recovery, optimized operation and production, promoted structural adjustment and transition and upgrading, and realized RMB94.6 billion operating profit, up by 592.3% year on year.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2020 and 2021.

	Year Ended December 31,
			Change from
	2020(1)	2021	2020 to 2021

	(RMB in millions)		(%)
Revenue	2,104,724	2,740,884	30.2
Revenues from primary business	2,048,654	2,679,500	30.8
Other operating revenues	56,070	61,384	9.5
Operating expenses	(2,091,055)	(2,646,256)	26.6
Purchased crude oil, products and operating supplies and expenses	(1,589,821)	(2,076,665)	30.6
Selling, general and administrative expenses	(53,668)	(54,978)	2.4
Depreciation, depletion and amortization	(107,461)	(115,680)	7.6
Exploration expenses, including dry holes	(9,716)	(12,382)	27.4
Personnel expenses	(87,525)	(103,492)	18.2
Taxes other than income tax	(235,018)	(259,032)	10.2
Other operating income /(expenses), net(2)	(7,846)	(24,027)	206.2
Operating income	13,669	94,628	592.3
Net finance costs	(9,510)	(9,010)	(5.3)
Investment income and share of profits less losses from associates and joint ventures	44,456	23,551	(47.0)
Earnings before income tax	48,615	109,169	124.6
Income tax expense	(6,344)	(23,318)	267.6
Net income	42,271	85,851	103.1
Attributable to:
Owners of the Company	33,443	71,975	115.2
Non-controlling interests	8,828	13,876	57.2
(1)	Detailed information relating to the gain on sale of certain business is presented in Note 10 to the consolidated financial statements.
(2)	Other operating income /(expenses),net include impairment losses on trade and other receivables of RMB2.3 billion and RMB2.1 billion for the years ended December 31, 2021 and 2020, respectively.

Operating revenues

In 2021, the Company’s revenue from primary business was RMB2,679.5 billion, representing an increase of 30.8% over 2020. This was mainly due to the price and sales volume increase in refined oil products and chemical products.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2020 to 2021 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2020		2021		2020 to 2021	2020		2021		2020 to 2021

	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	7,422		7,162		(3.5)	2,029		3,049		50.3
Natural gas	26,280	(1)	29,953	(1)	14.0	1,352	(2)	1,606	(2)	18.8
Gasoline	86,193		90,836		5.4	6,300		7,731		22.7
Diesel	77,280		78,335		1.4	4,789		5,891		23.0
Kerosene	20,828		21,270		2.1	2,635		3,772		43.1
Basic chemical feedstock	47,109		48,059		2.0	3,569		5,311		48.8
Monomer and polymer for synthetic fiber	9,743		7,010		(28.1)	4,302		6,580		53.0
Synthetic resins	17,124		17,924		4.7	7,150		8,325		16.4
Synthetic fiber	1,403		1,457		3.8	6,407		7,521		17.4
Synthetic rubber	1,364		1,289		(5.5)	7,986		11,104		39.0
Chemical fertilizer	1,181		981		(16.9)	1,950		2,797		43.4
(1)	million cubic meters
(2)	RMB per thousand cubic meters

Sales of crude oil and natural gas

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2021, the revenue from crude oil, natural gas and other upstream products sold externally amounted to RMB156.0 billion, representing an increase of 49.3% over 2020. The change was mainly due to increases in crude oil and natural gas prices, and the increase of natural gas sales volume.

Sales of refined petroleum products

In 2021, petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB1,535.5 billion (accounting for 56.0% of the Company’s revenue), representing an increase of 30.6% over 2020, mainly due to the increase in prices and volume of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB1,243.9 billion, representing an increase of 28.5% over 2020, and accounting for 81.0% of the total sales revenue of petroleum products. Revenue of other refined petroleum products was RMB291.6 billion, representing an increase of 49.0% compared with that of 2020, accounting for 19.0% of the total sales revenue of petroleum products.

Sales of chemical products

In 2021, the Company’s external sales revenue of chemical products was RMB424.8 billion, representing an increase of 31.8% over 2020, accounting for 15.5% of the Company’s total revenue. This was mainly due to the increase in price and sales volume of chemical products.

Revenue from corporate and others

In 2021, our corporate and others realized operating revenue of RMB1,297.7 billion (including an operating revenue of RMB1,291.1 billion in import and export trade business), representing an increase of 48.5% over 2020. This was mainly because the sharp increase of the price and trading volume of refined petroleum products.

Operating expenses

In 2021, the Company’s operating expenses was RMB2,646.3 billion, increased by 26.6% compared with that of 2020. Among the operating expenses:

Purchased crude oil, products and operating supplies and expenses were RMB2,076.7 billion, representing an increase of 30.6% over the same period of 2020, accounting for 78.5% of the total operating expenses, of which:

●	crude oil purchasing expenses was RMB689.5 billion, representing an increase of 43.9% over the same period of 2020. Crude oil purchased externally used for processing in 2021 was 212.55 million tonnes (excluding the volume processed for third parties), representing an increase of 7.9% over the same period of 2020. The average cost of crude oil purchased externally was RMB3,244 per tonne, representing an increase by 33.3% over 2020.
●	other purchasing expenses was RMB1,387.2 billion, representing an increase of 24.9% over the same period of 2020. This was mainly attributable to the sharp increase in international bulk raw material prices and purchasing volume increase.

Selling, general and administrative expenses totaled RMB55.0 billion, representing an increase of 2.4% over 2020.

Depreciation, depletion and amortization was RMB115.7 billion, representing an increase of 7.6% over the same period of 2020. That was mainly because that the proved reserve decreased resulting from the decrease of international crude oil prices and appreciation of RMB exchange rate in 2020, thus the depletion ratio of oil and gas assets increased, which led to the depreciation and depletion increased.

Exploration expenses, including dry holes was RMB12.4 billion, representing an increase of 27.4% compared with 2020. That was mainly due to increased investment in exploration and development to improve the quality of oil and gas assets.

Personnel expenses was RMB103.5 billion, representing an increase of 18.2% over 2020. That was due to the government’s preferential policy on social insurance during the COVID-19 pandemic in 2020, which was cancelled in 2021, as well as a year-on-year increase in performance-related bonus as a reward for the significant improvement in operating profit.

Taxes other than income tax was RMB259.0 billion, representing an increase of 10.2% over the same period of 2020. That was mainly due to the increase of consumption tax resulting from the increase of production volume in gasoline and diesel.

Other operating expenses, net was RMB21.7 billion, representing an increase of RMB275.7% over the same period of 2020. That was mainly due to impact of the loss on disposal of property, plant, equipment and other non-current assets.

Operating income

In 2021, our operating income was RMB94.6 billion, representing an increase of 592.3% over the same period of 2020. That was mainly because that with the increase of international crude oil prices and steady improvement of market demand, the Company increased its processing volume and sales volumes which led to an increase in the gross profit margin of petrochemical products and significant improvement of the Company’s operating results.

Earnings before income tax

In 2021, our earnings before income tax was RMB109.2 billion, representing an increase of 124.6% compared with 2020.

Income tax expense

In 2021, we recognized income tax expense of RMB23.3 billion, representing an increase of 267.6% year on year. That was mainly due to the taxable income increase as a result of good profit the Company achieved in 2021.

Net income attributable to non-controlling interests

In 2021, our net income attributable to non-controlling interests was RMB13.9 billion, representing an increase of RMB5.0 billion and 57.2% over the same period of 2020. That was mainly due to the improvement in the profits of our non-wholly owned subsidiaries.

Net income attributable to owners of the Company

In 2021, our net income attributable to our owners was RMB72.0 billion, representing a year-on-year increase of 115.2%.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, our total operating revenues were RMB2,104.72 billion, representing a decrease of 28.8% over 2019. Our operating income was RMB13.7 billion, representing a decrease of 84.2% over 2019.

The following table sets forth major revenue and expense items in the consolidated statement of income for the years ended December 31, 2019 and 2020.

	Year Ended December 31,
			Change from
	2019	2020(1)	2019 to 2020

	(RMB in millions)		(%)
Revenue	2,957,868	2,104,724	(28.8)
Revenues from primary business	2,899,382	2,048,654	(29.3)
Other operating revenues	58,486	56,070	(4.1)
Operating expenses	(2,871,352)	(2,091,055)	(27.2)
Purchased crude oil, products and operating supplies and expenses	(2,367,533)	(1,589,821)	(32.8)
Selling, general and administrative expenses	(54,390)	(53,668)	(1.3)
Depreciation, depletion and amortization	(109,643)	(107,461)	(2.0)
Exploration expenses, including dry holes	(10,510)	(9,716)	(7.6)
Personnel expenses	(83,054)	(87,525)	5.4
Taxes other than income tax	(244,602)	(235,018)	(3.9)
Other operating income /(expenses), net(2)	(1,620)	(7,846)	384.3
Operating income	86,516	13,669	(84.2)
Net finance costs	(10,051)	(9,510)	(5.4)
Investment income and share of profits less losses from associates and joint ventures	13,696	44,456	224.6
Earnings before income tax	90,161	48,615	(46.1)
Income tax expense	(18,054)	(6,344)	(64.9)
Net income	72,107	42,271	(41.4)
Attributable to:
Owners of the Company	57,517	33,443	(41.9)
Non-controlling interests	14,590	8,828	(39.5)
(1)	Detailed information relating to the gain on sale of certain business is presented in Note 10 to the consolidated financial statements.
(2)	Other operating income /(expenses),net include impairment losses on trade and other receivables of RMB2.1 billion and RMB1.3 billion for the years ended December 31, 2020 and 2019, respectively.
Operating revenues

In 2020, revenue from primary business was RMB2,048.7 billion, representing a decrease of 29.3% over 2019. This was mainly due to decreased price and sales volume of refined oil products, decreased price of chemical products, and shrank international trading scale of crude oil and refined oil products, which was impacted by the COVID-19 outbreak and the slump in international crude oil price.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2019 to 2020 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2019		2020		2019 to 2020	2019		2020		2019 to 2020

	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	6,034		7,422		23.0	3,000		2,029		(32.4)
Natural gas	27,073	(1)	26,280	(1)	(2.9)	1,562	(2)	1,352	(2)	(13.4)
Gasoline	92,233		86,193		(6.5)	7,387		6,300		(14.7)
Diesel	87,083		77,280		(11.3)	5,811		4,789		(17.6)
Kerosene	27,041		20,828		(23.0)	4,298		2,635		(38.7)
Basic chemical feedstock	52,007		47,109		(9.4)	4,534		3,569		(21.3)
Monomer and polymer for synthetic fiber	14,089		9,743		(30.8)	5,722		4,302		(24.8)
Synthetic resins	16,131		17,124		6.2	7,804		7,150		(8.4)
Synthetic fiber	1,370		1,403		2.4	8,438		6,407		(24.1)
Synthetic rubber	1,284		1,364		6.3	9,595		7,986		(16.8)
Chemical fertilizer	925		1,181		27.7	2,109		1,950		(7.5)
(1)	million cubic meters
(2)	RMB per thousand cubic meters

Sales of crude oil and natural gas

Most of crude oil and a small portion of natural gas we produced were used internally for refining and chemical production and the remaining were sold to external customers. In 2020, the total revenue from crude oil, natural gas and other upstream products that were sold externally amounted to RMB104.5 billion, representing a decrease of 5.9% over 2019. The change was mainly due to decreases in crude oil and natural gas prices.

Sales of refined petroleum products

In 2020, our refining segment and marketing and distribution segment sell petroleum products (mainly consisting of gasoline, diesel and kerosene which are referred to as the refined oil products and other refined petroleum products) to external parties. The external sales revenue realized by these two segments were RMB1,163.8 billion, accounting for 55.3% of our operating revenues and representing a decrease of 24.1% over 2019. The change was mainly due to the decrease in prices and volume of major products, such as gasoline, diesel and kerosene, resulting from the impact of COVID-19 and slump of international crude oil price. The sales revenue of gasoline, diesel and kerosene was RMB968.0 billion, accounting for 83.2% of the total revenue of other refined petroleum products and representing a decrease of 25.7% over 2019. The sales revenue of other refined petroleum products was RMB195.8 billion, accounting for 16.8% of the total revenue of petroleum products and representing a decrease of 15.1% over 2019.

Sales of chemical products

Our external sales revenue of chemical products was RMB322.2 billion, accounting for 15.3% of our operating revenues and representing a decrease of 25.0% over 2019. This was mainly attributable to the decrease in price of chemical products.

Revenue from corporate and others

In 2020, our corporate and others realized operating revenue of RMB890.3 billion (including an operating revenue of RMB886.4 billion in import and export trade business), representing a decrease of 39.9% over 2019. This was mainly because sales volume and prices of crude oil and refined oil products plunged as a result of COVID-19 impact.

Operating expenses

In 2020, our operating expenses were RMB2,091.1 billion, representing a decrease of 27.2% over 2019. Among the operating expenses:

Purchased crude oil, products and operating supplies and expenses were RMB1,589.8 billion, representing a decrease of 32.8% over 2019, accounting for 76.0% of the total operating expenses, of which:

●	crude oil purchase expenses were RMB479.1 billion, representing a decrease of 29.7% over 2019. In 2019, the total throughput of crude oil that was purchased externally was 222.79 million tonnes (excluding the volume processed for third parties), representing a decrease of 2.6% over 2019; the average unit processing cost for crude oil purchased externally was RMB2,380 per tonne, representing a decrease of 28.4% over 2019;
●	refined oil purchase expenses were RMB257.6 billion, representing a decrease of 29.4% over 2019;
●	trade purchase expenses were RMB421.2 billion, representing a decrease of 42.6% over 2019; and
●	other purchasing expenses were RMB431.9 billion, representing a decrease of 26.1% over 2019.

Selling, general and administrative expenses totaled RMB53.7 billion, representing a decrease of 1.3% over 2019.

Depreciation, depletion and amortization was RMB107.5 billion, representing a decrease of 2.0% over 2019. This was mainly due to the depletion ratio of oil and gas assets decreased.

Exploration expenses, including dry holes were RMB9.7 billion, representing a decrease of 7.6% over 2019. That was mainly due to optimization of investment scale and structure in upstream and improvement of success rate in exploration.

Personnel expenses were RMB87.5 billion, representing an increase of 5.4% over 2019.

Taxes other than income tax were RMB235.0 billion, representing a decrease of 3.9% over 2019. That was mainly due to the decrease of consumption tax resulting from the decrease of production volume in gasoline and diesel.

Other operating expenses, net were RMB5.8 billion, representing an increase of RMB5.4 billion over the same period of 2019. That was mainly due to the increased impairment in fixed and long-term assets.

Operating income

In 2020, our operating income was RMB13.7 billion, representing a decrease of 84.2% over 2019, mainly due to the decrease of processing volume, sales volume, and products margin affected by the COVID-19 outbreak, slump of crude oil prices, and drop of market demand.

Net finance costs

In 2020, our net finance costs were RMB9.5 billion, representing a decrease of RMB0.5 billion over 2019.

Earnings before income tax

In 2020, our earnings before income tax were RMB48.6 billion, representing a decrease of 46.1% over 2019.

Income tax expense

In 2020, we recognized income tax expense of RMB6.3 billion, representing a decrease of 64.9% over 2019. That was mainly due to decrease of earnings before income tax, resulting in a decrease of RMB11.7 billion in earning before income tax.

Net income attributable to non-controlling interests

In 2020, our net income attributable to non-controlling interests was RMB8.8 billion, representing a decrease of RMB5.8 billion over 2019.

Net income attributable to owners of the Company

In 2020, our net income attributable to our owners was RMB33.4 billion, representing a decrease of 41.9% over 2019.

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

				As a Percentage of		As a Percentage of
				Consolidated		Consolidated
				Operating Revenues		Operating Revenues
				Before Elimination of		After Elimination of
	Year Ended December 31,			Inter-segment Sales		Inter-segment Sales
	2019	2020	2021	2020	2021	2020	2021

	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production
External sales(1)	122	110	163	3.2	3.4	5.2	5.9
Inter-segment sales	89	58	87	1.7	1.8
Total operating revenue	211	168	250	4.9	5.2
Refining
External sales(1)	146	118	173	3.4	3.6	5.6	6.3
Inter-segment sales	1,077	826	1,212	23.7	24.9
Total operating revenue	1,224	944	1,386	27.1	28.5
Marketing and distribution
External sales(1)	1,427	1,097	1,404	31.6	29.0	52.1	51.2
Inter-segment sales	4	5	7	0.1	0.1
Total operating revenue	1,431	1,102	1,412	31.7	29.1
Chemicals
External sales(1)	437	331	435	9.5	9.0	15.2	16.0
Inter-segment sales	78	41	70	1.2	1.4
Total operating revenue	515	372	506	10.7	10.4
Corporate and others
External sales(1)	827	460	565	13.2	11.7	21.9	20.6
Inter-segment sales	654	430	732	12.4	15.1
Total operating revenue	1,481	890	1,298	25.6	26.8
Total operating revenue before inter-segment eliminations	4,862	3,476	4,850	100.0	100.0
Elimination of inter-segment sales	(1,904)	(1,371)	(2,109)
Consolidated operating revenues	2,958	2,105	2,741			100.0	100.0
(1)	include other operating revenues.

The following table sets forth the operating revenues, operating expenses and operating income/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from 2020 to 2021.

	Year Ended December 31,			Change from
	2019	2020	2021	2020 to 2021

	(RMB in billions)			(%)
Exploration and production
Total operating revenues	211	168	250	49.0
Total operating expenses	(201)	(184)	(245)	33.2
Total operating income/(loss)	9	(16)	5	—
Refining
Total operating revenues	1,224	944	1,386	46.8
Total operating expenses	(1,193)	(950)	(1,320)	39.0
Total operating income/(loss)	31	(6)	65	(1,281.5)
Marketing and distribution
Total operating revenues	1,431	1,102	1,412	28.1
Total operating expenses	(1,402)	(1,081)	(1,390)	28.6
Total operating income	29	21	21	1.8
Chemicals
Total operating revenues	515	372	506	36.0
Total operating expenses	(498)	(361)	(494)	37.0
Total operating income	17	11	11	2.7
Corporate and others
Total operating revenues	1,485	890	1,298	45.8
Total operating expenses	(1,485)	(891)	1,301	46.1
Total operating income/(loss)	0.06	(0.39)	(3.23)	—
Elimination of inter-segment income	(0.04)	4	(4.42)	—

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. Most of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the operating revenues of this segment was RMB250.0 billion, representing an increase of 49.0% over 2020. This was mainly attributed to the increase of realized price in crude oil and natural gas, as well as the sales volume of natural gas increase.

In 2021, the segment sold 34.09 million tonnes of crude oil, representing a decrease of 1.2% over 2020. Natural gas sales volume was 30.8 billion cubic meters (bcm), representing an increase of 11.1% over 2020. Regasified LNG sales volume was 19.1 bcm, representing an increase of 22.3% over 2020. LNG sales volume was 6.18 million tonnes, representing an increase of 0.1% over 2020. Average realized prices of crude oil, natural gas, Regasified LNG, and LNG were RMB2,932 per tonne, RMB1,605 per thousand cubic meters, RMB2,119 per thousand cubic meters, and RMB3,909 per tonne, respectively, representing an increase of 54.2%, 18.0%, 19.4%, and 53.7% respectively over 2020.

In 2021, the operating expenses of this segment was RMB245.3 billion, representing an increase of 33.2% over 2020. This was mainly due to:

●Procurement cost of LNG increased by RMB45.0 billion year on year;
●Depreciation, depletion and amortization increased by RMB6.6 billion year on year, as a result of the increase of depletion ratio;
●Resource Tax and special oil income levy increased by RMB3.9 billion year on year;
●Exploration expense increased by RMB2.7 billion year on year; and
●Impairment decreased by RMB6.0 billion year on year.

In 2021, the oil and gas lifting cost was RMB776.94 per tonne, representing a year on year increase of 6.5%, mainly attributable to the increase in the cost of purchased material, fuels, and power as the international commodities prices increased, and the increase of personnel expenses.

In 2021, the operating profit of the exploration and production segment was RMB4.7 billion, representing an increase of RMB21.2 billion over the same period of 2020, which was mainly attributable to the fact that the segment promoted high-quality exploration and profitable development, focused on reducing cost, enhanced integrated operation of production, supply, storage and sales.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment were RMB167.8 billion, representing a decrease of 20.4% over 2019. This was mainly attributed to the decrease of realized price in crude oil, natural gas and LNG.

This segment sold 34.52 million tonnes of crude oil and 27.8 billion cubic meters of natural gas in 2020, representing an increase of 0.5% and a decrease of 3.6% over 2019, respectively; 15.7 billion cubic meters of gasified LNG, representing an increase of 40.3% over 2019; and 6.17 million tonnes of LNG, representing an increase of 30.2% over 2019. The average realized price of crude oil and natural gas was RMB1,902 per tonne and RMB1,360 per thousand cubic meters, respectively, representing a decrease of 33.6% and a decrease of 13.2%, respectively, over 2019, and the average realized price of gasified LNG and LNG was RMB1,774 per thousand cubic meters and RMB2,543 per tonne, respectively, representing a decrease of 13.0% and a decrease of 23.1%, respectively.

In 2020, the operating expenses of this segment were RMB184.2 billion, representing a decrease of 8.5% over 2019. This was mainly due to:

●	Procurement cost decreased by RMB12.0 billion year on year, as a result of decrease of LNG price;
●	Depreciation, depletion and amortization decreased by RMB4.5 billion year on year;
●	Cost of power fuel and purchased materials decreased by RMB2.1 billion year on year;
●	Resource Tax and special oil income levy decreased by RMB2.0 billion year on year; and
●	Impairment losses on long-lived assets increased by RMB7.9 billion year on year.

The lifting cost for oil and gas was RMB729.59 per tonne in 2020, representing a decrease of 6.7% over 2019, mainly attributable to the decrease in the cost of purchased material, fuels, and power since the upstream segment proactively reinforced the cost control to cope with the low oil price environment.

In 2020, the operating loss of the exploration and production segment was RMB16.5 billion, representing a decrease of RMB25.8 billion compared with 2019, mainly attributable to decrease of international oil price.

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

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the operating revenues of this segment was RMB1,385.6 billion, representing an increase of 46.8% over 2020. This was mainly attributed to the demand recovery and the increases of refined oil products prices and sales volume.

The table below sets forth sales volume and average realized prices by product for 2021 and 2020, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2020	2021	2020 to 2021	2020	2021	2020 to 2021

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	56,259	63,827	13.5	5,813	7,208	24.0
Diesel	61,167	58,807	(3.9)	4,354	5,563	27.8
Kerosene	17,309	17,313	0.0	2,673	3,734	39.7
Chemical feedstock	39,872	45,234	13.5	2,596	3,989	53.7
Other refined oil products	65,353	68,783	5.3	3,004	5,061	68.5

In 2021, sales revenue of gasoline was RMB460.1 billion, representing an increase of 40.7% over 2020; The sales revenue of diesel was RMB327.1 billion, representing an increase of 22.8% over 2020; the sales revenue of kerosene was RMB64.6 billion, representing an increase of 39.7% over 2020; the sales revenue of chemical feedstock was RMB180.4 billion, representing an increase of 74.3% over 2020; and the sales revenue of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB348.1 billion, representing an increase of 77.3% over 2020.

In 2021, the segment’s operating expenses was RMB1,320.3 billion, representing an increase of 39.0% over 2020. This was mainly attributed to the increase in procurement cost of crude oil, and the increase of taxes and surcharges related to sales revenue year on year.

In 2021, the average processing cost for crude oil was RMB3,329 per tonne, representing an increase of 35.6% over 2020. Total crude oil processed was 263.85 million tonnes (excluding volume processed for third parties), representing an increase of 7.3% over 2020. The total cost of crude oil processed was RMB878.4 billion, representing an increase of 45.5% over 2020.

In 2021, refining margin was RMB532 per tonne, representing an increase of RMB292 per tonne compared with that of the same period of 2020. This was mainly attributed to the increase in demand for refined oil products and chemical raw materials, and substantial improvement in gross margin of refined oil products and naphtha, as well as the significant inventory gains of crude oil and refined products.

In 2021, the refining unit cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB213.24 per tonne, representing an increase of 17.5% over 2020, which was mainly attributed to the increased expense of safety, environment protection, and maintenance year on year.

In 2021, the operating income of the segment totaled RMB65.3 billion, representing an increase of RMB70.8 billion compared with that of 2020. This was mainly due to the fact that the segment seized the opportunity of market recovery to increase the utilization rates of facilities and made efforts to optimize the product slate. The inventory gains of crude oil and refined products increased, and the refining margin improved significantly.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment was RMB944.1 billion, representing a decrease of 22.9% over 2019. This was mainly attributed to the decrease in products prices and crude oil throughput compared with the same period of last year as a result of recession in market demand which was impacted by the COVID-19 pandemic.

The table below sets forth sales volume and average realized prices by product for 2020 and 2019, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2019	2020	2019 to 2020	2019	2020	2019 to 2020

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	60,750	56,259	(7.4)	7,057	5,813	(17.6)
Diesel	63,509	61,167	(3.7)	5,477	4,354	(20.5)
Kerosene	23,890	17,309	(27.6)	4,252	2,673	(37.2)
Chemical feedstock	39,720	39,872	0.4	3,531	2,596	(26.5)
Other refined oil products	61,890	65,353	5.6	3,230	3,004	(7.0)

In 2020, our sales revenues of gasoline were RMB327.0 billion, representing a decrease of 23.7% over 2019; the sales revenues of diesel were RMB266.3 billion, representing a decrease of 23.4% over 2019; the sales revenues of kerosene were RMB46.3 billion, representing a decrease of 54.5% over 2019; the sales revenues of chemical feedstock were RMB103.5 billion, representing a decrease of 26.2% over 2019; and the sales revenues of other refined oil products other than gasoline, diesel, kerosene and chemical feedstock were RMB196.3 billion, representing a decrease of 1.8% over 2019.

This segment’s operating expenses were RMB949.6 billion in 2020, representing a decrease of 20.4% over 2019, which is mainly attributable to the decrease in procurement cost of crude oil resulted from the slump of international crude oil price.

In 2020, the average processing cost of crude oil was RMB2,456 per tonne, representing a decrease of 27.8% over 2019. Refining throughput were 245.92 million tonnes (excluding the volume processed for third parties), representing a decrease of 2.6% over 2019. In 2020, the total costs of crude oil processed were RMB603.9 billion, representing a decrease of 29.7% over 2019, which was accounted for 63.6% of the segment’s operating expenses, a decrease of 8.4 percentage points year on year.

The refining margin was RMB240 per tonne in 2020, representing a decrease of RMB126 per tonne compared with 2019. This is mainly due to the significant shrink of margin in kerosene and other refined petroleum products which was impacted by the COVID-19 outbreak and market demand recession as well as inventory losses of crude oil and refined products due to crude oil price slump.

In 2020, the refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB181.48 per tonne, an increase of 2.1% over 2019, which was mainly because the unit cost increased as a result of the throughput decreased compared with last year.

In 2020, the operating loss of the segment totaled RMB5.5 billion, representing a decline of RMB36.2 billion compared with 2019.

Marketing and Distribution Segment

The business activities of the marketing and distribution segment include purchasing refined oil products from our refining segment and third parties, making wholesale and distribution to domestic customers, and retail of the refined oil products through this segment’s retail distribution network, as well as providing related services.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the operating revenues of this segment was RMB1,411.5 billion, up by 28.1% year-on-year. This was mainly attributed to the recovery of market demand and thus the increase in the sales volume and price of refined oil products. The sales revenues of gasoline totaled RMB702.5 billion, up by 27.9% year-on-year; the sales revenues of diesel was RMB462.8 billion, up by 22.7% year-on-year; the sales revenues of kerosene was RMB80.3 billion, up by 46.4% year-on-year.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2021 and 2020, including breakdown in retail, wholesale and distribution of gasoline and diesel.

	Sales Volume		Change from	Average Realized Prices		Change from
	2020	2021	2020 to 2021	2020	2021	2020 to 2021

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	86,216	90,873	5.4	6,370	7,730	21.4
Retail sale	61,446	64,325	4.7	6,940	8,223	18.5
Wholesale and distribution	24,770	26,548	7.2	4,955	6,537	31.9
Diesel	77,507	78,566	1.4	4,865	5,890	21.1
Retail sale	36,757	33,644	(8.5)	5,351	6,537	22.2
Wholesale and distribution	40,750	44,923	10.2	4,426	5,406	22.1
Kerosene	20,828	21,296	2.2	2,634	3,772	43.2
Fuel oil	23,331	25,847	10.8	2,536	3,437	35.6

In 2021, the operating expenses of the segment were RMB1,390.3 billion, up by 28.6% year-on-year. This was mainly due to the increase of sales volumes and prices of refined oil products, and thus the increase of procurement costs.

In 2021, the segment’s marketing expense (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortization, divided by sales volume) was RMB197.66 per tonne, up by 4.11% year on year.

In 2021, the operating revenues of nonfuel business was RMB35.4 billion, up by RMB1.5 billion year-on-year and the profit of non-fuel business was RMB4.1 billion, up by RMB0.4 billion. This was mainly because the Company vigorously promoted company-owned brands and actively explored emerging business models to maintain the increase of volume and profit of non-fuel business.

In 2021, the segment seized the favorable opportunity of market recovery, brought synergy advantages of industrial chain into full play, coordinated internal and external resources, expanded market and increased sales, and continuously expand business volume. Operating profit was RMB21.2 billion, representing an increase of RMB0.4 billion or 1.8% year on year.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment was RMB1,102.2 billion, down by 23.0% year-on-year. This was mainly because demand and sales volume of refined oil products decreased as a result of COVID-19 impact and reduced oil prices. The sales revenues of gasoline totaled RMB549.2 billion, down by 19.4% year-on-year; the sales revenues of diesel were RMB377.0 billion, down by 25.7% year-on-year; and the sales revenues of kerosene was RMB54.9 billion, down by 52.8% year-on-year.

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

In 2020, the operating expenses of the segment were RMB1,081.4 billion, representing a decrease of RMB320.5 billion year-on-year, down by 22.9%. This was mainly due to the decrease of sales volumes and procurement costs.

In 2020, the operating revenues of nonfuel business was RMB33.9 billion, up by RMB1.8 billion year-on-year and the profit of non-fuel business was RMB3.7 billion, up by RMB0.5 billion. This was mainly because the Company vigorously promoted company-owned brands and innovated marketing model to boost the increase of volume and profit of non-fuel business.

In 2020, the segment’s marketing operating cash cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortization, divided by sales volume) was RMB189.86 per tonne, up by 4.0% year-on-year, which was mainly because the unit cost increased as a result of the decreased sales volume.

In 2020, the segment’s operating profit was RMB20.8 billion, down by 28.4% year-on-year. This was mainly because sales volume decreased as a result of shrinking demand of refined oil product.

Chemicals Segment

The business activities of the chemicals segment include purchasing refined oil product from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the operating revenues of this segment was RMB505.5 billion, up by 36.0% year-on-year. This was mainly due to the steady growth of domestic economy, and the fact that the demand for chemical products still maintained a high level, and the product prices increased year on year.

In 2021, the sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, and chemical fertilizer) was RMB478.6 billion, up by 34.9%, accounting for 94.7% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2020 to 2021.

	Sales Volume		Change from	Average Realized Prices		Change from
	2020	2021	2020 to 2021	2020	2021	2020 to 2021

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	47,109	48,059	2.0	3,569	5,311	48.8
Synthetic fiber monomers and polymers	9,743	7,010	(28.1)	4,302	6,580	53.0
Synthetic resin	17,124	17,924	4.7	7,150	8,325	16.4
Synthetic fiber	1,403	1,457	3.8	6,407	7,521	17.4
Synthetic rubber	1,364	1,289	(5.5)	7,986	11,104	39.0
Chemical fertilizer	1,181	981	(16.9)	1,950	2,797	43.4

In 2021, the operating expenses of the chemicals segment was RMB494.4 billion, representing an increase of 37.0% over 2020, mainly because of the increase in the price of externally procured raw materials as a result of crude oil price increase.

In 2021, the Company seized the favorable opportunities of economy recovery and high realized prices of chemical products, continuously optimized the structures of feedstock, product and facilities, and achieved growing profits with increased margins of petrochemicals. The operating profit of this segment was RMB11.1 billion, representing an increase of 2.7% over 2020.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues of this segment was RMB371.6 billion, down by 27.9% year-on-year. This was mainly due to the decrease in chemical products prices and sales volume of some products because of COVID-19 impact.

In 2020, the sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber, and chemical fertilizer) was RMB354.7 billion, down by 24.2%, accounting for 95.4% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2019 to 2020.

	Sales Volume		Change from	Average Realized Prices		Change from
	2019	2020	2019 to 2020	2019	2020	2019 to 2020

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	52,007	47,109	(9.4)	4,534	3,569	(21.3)
Synthetic fiber monomers and polymers	14,089	9,743	(30.8)	5,722	4,302	(24.8)
Synthetic resin	16,131	17,124	6.2	7,804	7,150	(8.4)
Synthetic fiber	1,370	1,403	2.4	8,438	6,407	(24.1)
Synthetic rubber	1,284	1,364	6.3	9,595	7,986	(16.8)
Chemical fertilizer	925	1,181	27.7	2,109	1,950	(7.5)

In 2020, the operating expenses of the segment was RMB360.8 billion, down by 27.6% year-on-year.

In 2020, the segment’s operating profit was RMB10.8 billion, down by RMB6.6 billion year-on-year. This was mainly due to the decrease in chemical product prices and narrowed gross margin as a result of COVID-19 impact.

Corporate and Others

The business activities of corporate and others mainly consist of the import and export business activities of our subsidiaries, research and development activities of us and managerial activities of our headquarters.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the operating revenue generated from corporate and others was approximately RMB1,297.7 billion, representing an increase of 45.8% over 2020. This was mainly attributed to the great increase in the trading prices of crude oil and refined oil products.

In 2021, the operating expenses of corporate and others was RMB1,300.9 billion, representing an increase of 46.1% over 2020.

In 2021, the operating loss from corporate and others was RMB3.2 billion, representing an increase in loss of RMB2.8 billion over the same period of 2020. This was mainly attributed to the expansion of research and development investment scale which led to increase in research and development expenses and the increase of personnel expenses, and the cancellation of the government’s preferential treatment granted in 2020 with respect to social insurance during the COVID-19 pandemic.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

In 2020, the operating revenues generated from corporate and others was RMB890.3 billion, down by 39.9% year-on-year. This was mainly because sales volume and prices of crude oil and refined oil products plunged as a result of COVID-19 impact.

In 2020, the operating expenses for corporate and others was RMB890.7 billion, down by 39.8% year-on-year.

In 2020, the segment’s operating loss was RMB0.04 billion, of which trading companies realized an operating profit of RMB4.1 billion.

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

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
Statement of cash flow data	2019	2020	2021

	(RMB in millions)
Net cash generated from operating activities	154,380	168,520	225,174
Net cash used in investing activities	(121,314)	(102,650)	(145,198)
Net cash used in financing activities	(84,702)	(37,510)	(57,942)
Net (decrease)/increase in cash and cash equivalents	(51,636)	28,360	22,034

In 2021, the net cash generated from operating activities of the Company was RMB225.2 billion, representing an increase of RMB56.7 billion over 2020. This was mainly due to the increase of RMB60.6 billion in earnings before income tax.

In 2020, the net cash generated from operating activities of the Company was RMB168.5 billion, representing an increase in cash of RMB14.1 billion year on year. This was mainly due to the strengthened management of inventories and receivables and payables resulting in sharp decrease of occupation of funds.

In 2021, the net cash used in investing activities was RMB145.2 billion, representing an increase of RMB42.5 billion over 2020, of which: proceeds from disposal of investments and investments in associates increased by RMB44.8 billion, capital expenditure increased by RMB9.6 billion, exploratory wells expenditure increased by RMB3.6 billion, purchasing investment and associates and joint ventures investments decreased by RMB1.1 billion, and cash outflow from changes in time deposit with maturities over three months decreased by RMB13.2 billion.

In 2020, the net cash used in investing activities was RMB102.7 billion, representing a year on year decrease of RMB18.7 billion, mainly because capital expenditures decreased by RMB12.0 billion.

In 2021, the net cash used in the Company’s financing activities was RMB57.9 billion, representing an increase of cash outflow by RMB20.4 billion over 2020. This was mainly due to an decrease of RMB3.2 billion in investments from non-controlling shareholders, increase of RMB3.6 billion in cash paid for dividends, increase of RMB3.2 billion in dividends allocated to non-controlling shareholders by subsidiaries, and increase of RMB7.1 billion in in acquisition of non-controlling equity interests, and increase in repayment for lease liabilities of RMB4.1 billion.

In 2020, the net cash used in financing activities were RMB37.5 billion, representing a year on year decrease of RMB47.2 billion, mainly because proceeds from bank and other loans decreased by RMB43.9 billion, repayments of bank and other loans decreased by RMB74.2 billion, dividends paid by the Company decreased by RMB14.5 billion, distributions by subsidiaries to non-controlling shareholders decreased by RMB3.0 billion.

In respect of our cash flow situation of 2021, we further reduced capital precipitation, accelerated capital revenue, strengthened the centralized management of funds, strictly controlled the scale of monetary funds and interest-bearing debts, and improved our operating cash flow situation.

In respect of our debts and borrowings in 2021, we managed to stabilize our operating cash flow, we increased our debts to RMB130.1 billion at the end of 2021 from RMB112.8 billion from the beginning of 2021. Among which, our short-term debts increased by RMB11.5 billion as compared to the beginning of 2021, representing a increase from 21.06% at the beginning of 2021 to 27.09% at the end of 2021 of the debts, primarily because of the increased short-form loan by our listed entity. Our long-term debts increased by RMB6.3 billion from the beginning of 2021, representing an decrease from 63.84% at the beginning of 2021 to 60.18% at the end of 2021 of the debts, which was mainly due to the issuance of corporate bonds. Our short-term debts consist of revolving loans borrowed according to our business plan and operation needs and overdrawing agreements entered into on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2021.

	As of December 31, 2021
	Total	less than 1 year	More than 1 year

	(RMB in millions)
Contractual obligations(1)
Short-term debt	54,622	54,622	―
Long-term debt	101,257	2,425	98,832
Total contractual obligations	155,879	57,047	98,832

Other commercial commitments
Capital commitments	274,657	184,430	90,227
Exploration and production licenses	1,535	301	1,234
Guarantees(2)	14,863	14,863	—
Total commercial commitments	291,055	199,594	91,461
(1)	Contractual obligations include the contractual obligations relating to interest payments.
(2)	Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2021, with respect to guarantees in relation to banking facilities granted to certain parties, we have not entered into any off-balance sheet arrangements. As of December 31, 2021, the maximum amount of potential future payments under the guarantees was RMB14.9 billion. As of December 31, 2020, the maximum amount of potential future payments under the guarantees was RMB14.8 billion. See Note 34 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2019, 2020 and 2021 and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2019		2020		2021		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent

	(in billions, except percentage data)
Exploration and production	61.7	42%	56.4	41%	68.1	41%	186.2	41%
Refining	31.4	21%	24.8	18%	22.5	13%	78.7	17%
Marketing and distribution	29.6	20%	25.4	18%	21.9	13%	76.9	17%
Chemicals	23.6	16%	28.2	21%	51.6	31%	103.4	23%
Corporate and others	1.9	1%	2.3	2%	3.8	2%	8.0	2%
Capital Expenditure	148.2	100%	137.1	100%	167.9	100%	453.2	100%

In 2021, focusing on investment quality and return, the Company continued to optimize investment management. The capital expenditures for the whole year were RMB167.9 billion, among which:

●	Exploration and production. RMB68.1 billion, mainly used for crude production capacity construction in Shunbei Oilfield, natural gas production capacity construction in Western Sichuan, Fuling and Weirong, storage and transmission facilities of Tianjin LNG Phase II and Qingdao LNG Phase III, and the CCUS Project in Shengli Oilfield.
●	Refining. RMB22.5 billion, mainly used for the expansion of Zhenhai refinery and structural adjustment of Anqing and Yangzi refineries.
●	Marketing and distribution. RMB21.9 billion, mainly used for service stations, integrated energy stations and logistics facilities.
●	Chemicals. RMB51.6 billion, mainly used for Zhenhai, Sinopec-SK, Hainan, Tianjin Nangang, Gulei ethylene projects, AGCC project, Jiujiang Aromatics project, Shanghai large-tow carbon fiber project, Yizheng PTA project, Guizhou PGA project, and Qilu CCUS project.
●	Corporate and others. RMB3.8 billion, mainly for research and development facilities and information technology projects.

Capital expenditures for the year 2022 are budgeted at RMB198 billion, among which,

●	Exploration and production. The planned capital expenditure in 2022 for this segment is approximately RMB81.5 billion, with focuses on construction of crude oil production capacity in Shunbei and Tahe oilfields, and natural gas production capacity in Western Sichuan, Dongsheng and Zhongjiang and construction of storage and transmission facilities such as Longkou LNG.
●	Refining. The planned capital expenditure in 2022 for this segment is RMB20.4 billion, mainly on the construction of Anqing, Yangzi refinery structural adjustment projects and Zhenhai refinery Phase II.
●	Marketing and distribution.The planned capital expenditure in 2022 for this segment is RMB23.7 billion mainly used for the construction of service stations, integrated energy stations and logistics facilities.
●	Chemicals.The planned capital expenditure in 2022 for this segment is RMB66.1 billion, which will be mainly used for Hainan and Tianjin Nangang ethylene projects, Jiujiang Aromatics project, Shanghai large-tow carbon fiber project, Yizheng PTA project, Guizhou PGA project, Zhenhai Refinery Phase II.
●	Corporate and others.The planned capital expenditure in 2022 for this segment is RMB6.3 billion, mainly for research and development facilities and information technology projects.

Research and Development

Our expenditures for research and development were RMB15.5 billion in 2019, RMB15.2 billion in 2020 and RMB21.1 billion in 2021, among which, the research expenses were RMB9.5 billion, RMB10.1 billion and RMB11.5 billion for each of the three years, respectively.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index (CPI) in the PRC increased by 0.9% in 2021 over 2020 (CPI increased by 2.5% in 2020) and increased by 3.4% over 2019.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

The table and discussion below set forth certain information concerning our directors. The current term for all of our directors of the seventh session of the Board of Directors will expire in May 2024.

Name	Age	Position with the Company
Ma Yongsheng	60	Chairman
Zhao Dong	51	Director
Yu Baocai	57	Director, President
Ling Yiqun	59	Director, Senior Vice President
Li Yonglin	55	Director, Senior Vice President
Liu Hongbin	59	Director, Senior Vice President
Cai Hongbin	54	Independent Director
Ng, Kar Ling Johnny	61	Independent Director
Shi Dan	60	Independent Director
Bi Mingjian	66	Independent Director

Ma Yongsheng, aged 60, Chairman of the Board of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree. Mr. Ma is a member of the 13th National Committee of Chinese People’s Political Consultative Conference (“CPPCC”) and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologiest of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp.; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level); in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and was appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in October 2018, he was appointed as President of Sinopec Corp; in April 2019, he was appointed as Director, President and Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation; in November 2021, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation. Mr. Ma was elected as Director of Sinopec Corp. in February 2016, and was elected as the Chairman of the Board of Sinopec Corp. in November 2021.

Zhao Dong, aged 51, Director of Sinopec Corp. Mr. Zhao is a professor level senior accountant with a Ph.D. degree. In July 2002, he was appointed as Chief Accountant and General Manager of Financial Assets Department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as Deputy Chief Accountant and Executive Deputy Director of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as Deputy Chief Accountant and General Manager of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation and Chief Financial Officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as Deputy General Manager of CNPC Nile Company; in August 2013, he was appointed as General Manager of CNPC Nile Company; in November 2015, he was appointed as Chief Financial Officer of PetroChina Company Limited. In November 2016, he was appointed as a Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation; in May 2020, he was appointed as Director and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation. In June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.; in May 2021, he was elected as Director of Sinopec Corp.

Yu Baocai, aged 57, Director and President of Sinopec Corp. Mr. Yu is a senior engineer with a master’s degree in economics. In September 1999, Mr. Yu was appointed as Deputy General Manager of Daqing Petrochemical Company; in December 2001, he was appointed as General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; in September 2003, he was appointed as General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; in June 2007, he was appointed as General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and General Manager of Lanzhou Petroleum & Chemical Company; in September 2008, he was appointed as a member of the Leading Party Member Group and Deputy General Manager of China National Petroleum Corporation (“CNPC”) and since May 2011, he acted concurrently as Director of PetroChina Company Limited; in June 2018, he was appointed as a Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in September 2020, he was appointed as Senior Vice President of Sinopec Corp. Mr. Yu was elected as Director of Sinopec Corp. in October 2018, and was appointed as President of Sinopec Corp. in November 2021.

Ling Yiqun, aged 59, Director and Senior Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From August 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd.; in February 2000, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp.; in May 2012, he was appointed concurrently as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed concurrently as President and Secretary of CPC Committee of Sinopec Qilu Petrochemical Company, and President of Sinopec Qilu Company; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; since April 2019, he has been a member of the Leading Party Member Group of China Petrochemical Corporation. In February 2018, he was appointed as Senior Vice President of Sinopec Corp.; in May 2018, he was elected as Director of Sinopec Corp.

Li Yonglin, aged 55, Director and Senior Vice President of Sinopec Corp. Mr. Li is a professor level senior engineer with a Ph.D. degree. Mr. Li is a member of the 13th National Committee of CPPCC. He was appointed as Vice General Manager of Sinopec Maoming Company in March 2003; in July 2009, he was appointed as Chief of Preparatory Group for the Beihai Refining Off-Site Reconstruction Project; in November 2011, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Beihai Refining & Chemical Co., Ltd.; in March 2015, he was appointed as Vice Director General of Refining Division of Sinopec Corp. (Director General Level); in December 2016 he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Tianjin Petrochemical Company, General Manager of Sinopec Tianjin Company and Vice Chairman of SINOPEC SABIC Tianjin Petrochemical Co., Ltd.; in October 2019, he was appointed as Secretary of CPC Committee of Sinopec Tianjin Petrochemical Company and Corporate Representative of Sinopec Tianjin Company; in July 2020, he was appointed as Assistant to the President of China Petrochemical Corporation, concurrently serving as General Manager of Human Resources Department and Head of Organizational Department of the Leading Party Member Group; in November 2020, he was appointed as a member of Leading Party Member Group and Vice President of China Petrochemical Corporation.; in May 2021, he was elected as Director of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

Liu Hongbin, aged 59, Director and Senior Vice President of Sinopec Corp. Mr. Liu is a senior engineer with a bachelor’s degree. In June 1995, he was appointed as Chief Engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as Deputy General Manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as Commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as General Manager of the Planning Department of PetroChina Company Limited; in September 2005, he served as Director of the Planning Department of CNPC; in June 2007, he was appointed as Vice President of PetroChina Company Limited, and in November 2007, he served concurrently as General Manager and Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in June 2009, he served concurrently as General Manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in July 2013, he was appointed as Member of the Leading Party Member Group and Deputy General Manager of CNPC and in August 2013, he served concurrently as an Executive Director and General Manager of Daqing Oilfield Company Limited, Head of enterprise Coordination in Heilongjiang Province, Director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as Director of PetroChina Company Limited; in November 2019, he was appointed as a member of the Leading Party Member Group of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of China Petrochemical Corporation. In March 2020, he was appointed as Senior Vice President of Sinopec Corp. In May 2020, he was elected as Director of Sinopec Corp.

Cai Hongbin, aged 54, Independent Director of Sinopec Corp. Mr. Cai is Dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at the University of California, Los Angeles. Since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, and he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as Dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Mr. Cai once served as a member of the 12th National People’s Congress, a member of Beijing Municipal Committee of CPPCC, a member of the 11th Central Committee of China Democratic League, Deputy Chairman of Beijing Municipal Committee of China Democratic League and a Special Auditor of the National Audit Office. He currently serves as an Independent Director of CCB International (Holdings) Limited and Ping An Bank Co., Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

Ng, Kar Ling Johnny, aged 61, Independent Director of Sinopec Corp. Mr. Ng currently is a practicing Certified Public Accountant in Hong Kong, a practicing auditor and accountant in Macau, a Fellow of the Hong Kong Institute of Certified Public Accountants (FCPA), a Fellow of the Association of Chartered Certified Accountant (FCCA), and a Fellow of the Institute of Chartered Accountants in England and Wales (FCA). Mr. Ng obtained a bachelor’s degree and a master’s degree in business administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and Vice Chairman of KPMG China from October 2015 to March 2016. Mr. Ng currently serves as Independent Nonexecutive Director of China Vanke Co., Ltd., Fangdd Network Group Ltd. and Metallurgical Corporation of China Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

Shi Dan, aged 60, Independent Director of Sinopec Corp. Ms. Shi is the legal representative and Chairman of China Industrial Economics Society, a member of Expert Advisory Committee of the National Energy Commission and a member of National Expert Committee on Climate Change and enjoys special government subsidies from the State Council. Ms. Shi obtained bachelor’s degree in engineering, master’s degree in economics, master’s degree of development economics and Ph.D. degree in management from Changchun University of Technology, Renmin University of China, Australian National University and Huazhong University of Science and Technology respectively. In October 1993, Ms. Shi was appointed as Research Fellow and Assistant to the Dean of the Institute of Industrial Economics of Chinese Academy of Social Sciences; in August 2010, Ms. Shi was appointed as a Research Fellow and Deputy Dean of National Academy of Economic Strategy, Chinese Academy of Social Sciences; in November 2013, she was appointed as a Research Fellow and Secretary of CPC Committee (Deputy Dean) of the Institute of Industrial Economics of Chinese Academy of Social Sciences; in November 2017, she served as External Director of China Energy Investment Corporation Limited. In March 2019, she was appointed as Dean of Institute of Industrial Economics of Chinese Academy of Social Sciences. In May 2021, she was elected as Independent Director of Sinopec Corp.

Bi Mingjian, aged 66, Independent Director of Sinopec Corp. Mr. Bi obtained the certificate of diploma majoring in English from East China Normal University in 1982 and master’s degree in business administration from George Mason University in the United States of America in 1993 respectively. Mr. Bi served as a cadre at Shanghai Subei Haifeng Farm from April 1977 to April 1979; he studied at the External Training Program of the Cadre School of the Ministry of State Farms and Land Reclamation, and subsequently he studied at a farm in Saskatchewan Province of Canada from April 1979 to November 1980; he served as a cadre at the Foreign Affairs Bureau of the Ministry of State Farms and Land Reclamation from November 1980 to December 1983; he served as Deputy Division Chief of the State Farms and Land Reclamation Bureau of the Ministry of Agriculture from January 1984 to December 1985; he served as Operation Officer of the World Bank Representative Office in China from December 1985 to June 1988; he served as Deputy Director of the project office of China Rural Trust and Investment Corporation from June 1988 to October 1988; he served as Project Economist and Advisor of the World Bank from October 1988 to January 1994; he served as a cadre at People’s Construction Bank of China from January 1994 to July 1995; he served as Deputy Chief Executive Officer, member and Deputy Chairman of the Management Committee, Co-Chief Operating Officer and Co-Head of the Investment Banking Department of China International Capital Corporation Limited (“CICC”) from August 1995 to February 2006; he served as a Senior Advisor to CICC from March 2006 to November 2012; he served as a Managing Partner of HOPU Investment Management Co., Ltd. from November 2012 to March 2015; he served as a non-executive director for China Investment Securities Co., Ltd. (currently known as China CICC Wealth Management Securities Company Limited) from March 2017 to January 2020; from March 2015 to December 2019, he served as Chief Executive Officer and Chairman of Management Committee of CICC; from May 2015 to February 2020, he served as Executive Director of CICC. In May 2021, he was elected as Independent Director of Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term for all of our supervisors of the seventh session of the Board of Supervisors will expire in May 2024.

Name	Age	Position with the Company
Zhang Shaofeng	50	Chairman of the Board of Supervisors
Jiang Zhenying	57	Supervisor
Zhang Zhiguo	59	Supervisor
Yin Zhaolin	56	Supervisor
Guo Hongjin	56	Supervisor
Li Defang	60	Employee Representative Supervisor
Lv Dapeng	60	Employee Representative Supervisor
Chen Yaohuan	58	Employee Representative Supervisor

Zhang Shaofeng, aged 50, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhang is a professor level senior accountant with a master’s degree in business administration. In December 2008, he was appointed as Chief Accountant and Member of the CPC Committee of Trans-Asia Gas Pipeline Company Limited of China National Petroleum Corporation (“CNPC”); in July 2017, he was appointed as General Manager of Finance Department of CNPC (PetroChina Company Limited); in December 2017, he was appointed as General Manager of Finance Department of CNPC (PetroChina Company Limited); in July 2020, he was appointed as Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation. In September 2020, he was elected as Director of Sinopec Corp.; in May 2021, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Jiang Zhenying, aged 57, Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a Ph.D. degree in management. In December 1998, he was appointed as Vice President of China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as Director General of Sinopec Procurement Management Department; in November 2005, he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in November 2014, he was appointed as Director of Safety Supervisory Bureau of China Petrochemical Corporation and Director General of Safety Supervisory Department of Sinopec Corp. In May 2017, he was appointed as Deputy Director General (Director General Level) of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation; in December 2018, he was appointed as Director of Audit Bureau of China Petrochemical Corporation, and Director of Audit Department of Sinopec Corp.; in December 2019, he was appointed as President of Audit Bureau of Sinopec Corp. and Director of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation. In December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in May 2018, he was elected as Supervisor of Sinopec Corp.

Zhang Zhiguo, aged 59, Supervisor of Sinopec Corp. Mr. Zhang is a professor level senior administration engineer with a master’s degree. In September 2009, he was appointed as Deputy Director General of Corporate Office of China Petrochemical Corporation (Sinopec President’s office); in March 2015, he was appointed as Secretary of CPC Committee of Sinopec Management Institute (Sinopec Communist Party School); in December 2018, he was appointed as Director General of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation; in December 2019, he was appointed as Director General of the General Management Department and Director of Leading Party Member Group Office of China Petrochemical Corporation. In May 2021, he was elected as Supervisor of Sinopec Corp.

Yin Zhaolin, aged 56, Supervisor of Sinopec Corp. Mr. Yin is a professor level senior engineer with a master’s degree in engineering. In April 2010, he was appointed as Deputy General Manager of Sinopec Maoming Company; in January 2017, he was appointed as Executive Deputy General Manager of Sinopec Maoming Company (administrated as a General Manager of a Level-I Largescale Enterprise); in April 2017, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Maoming Municipal Committee; in October 2020, he was appointed as Executive Director and Secretary of CPC Committee of the Sinopec Maoming Petrochemical Company and the representative of the Sinopec Maoming Company, head of Maoming-Zhanjiang Integration Leading Group. In May 2021, he was elected as Supervisor of Sinopec Corp.

Guo Hongjin, aged 56, Supervisor of Sinopec Corp. Mr. Guo is a professor level senior engineer with a Ph.D. degree. In July 2013, he was appointed as Deputy General Manager of Sinopec Shengli Oilfield Company; in March 2018, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Shengli Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Shengli Oilfield Company; in December 2018, he was appointed as Executive Director, General Manager and Deputy Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Jianghan Oilfield Company; in July 2019, he was appointed as Executive Director and Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and the representative of Sinopec Jianghan Oilfield Company; in April 2020, he was appointed as General Manager of the Petroleum Exploration & Development Department of Sinopec Corp. In May 2021, he was elected as Supervisor of Sinopec Corp.

Li Defang, aged 60, Employee’s Representative Supervisor of Sinopec Corp. Mr. Li is a professor level senior engineer with a Ph.D. degree. In May 2001, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Sinopec Engineering Incorporation; in December 2001, he was appointed as Director General of Information System Management Department of Sinopec Corp.; in September 2013, he was appointed as Director General of Informatisation Management Department of Sinopec Corp.; in October 2014, he was appointed as Chairman of PetroCyberWorks Information Technology Co., Ltd.; in January 2018, he was elected as Employee Supervisor of China Petrochemical Corporation; in March 2019, he was appointed as Secretary of CPC Committee of Sinopec Management Institute (Sinopec Communist Party School); in November 2020, he was appointed as the Secretary of CPC Committee of Sinopec Management Institute and Executive Vice Principal of Sinopec Communist Party School. In May 2020, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Lv Dapeng, aged 60, Employee’s Representative Supervisor of Sinopec Corp. Mr. Lv is a professor level senior administration engineer with a Master’s degree of business administration. In December 2001, he was appointed as Deputy Director General of China Petrochemical News; in March 2003, he was appointed as Deputy Director General and Chief Editor of China Petrochemical News; in June 2004, he was appointed as Director General and Chief Editor of China Petrochemical News; in December 2004, he was appointed as Director General, Secretary of CPC Committee and Chief Editor of China Petrochemical News; in March 2011, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., and Director General of the Political Work Department of and Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation; in June 2012, he was appointed concurrently as Deputy Director General of Working Committee of Trade Union and Deputy Director of the Youth Working Committee of China Petrochemical Corporation; in March 2015, he was appointed as Director General of Corporate Culture Department of Sinopec Corp. and Director General of Communications Department (Press Office) of China Petrochemical Corporation; in December 2019, he was appointed as Director General of Corporate Culture Department of Sinopec Corp., Director General of Communication Department and Director General of Press Office of China Petrochemical Corporation. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Chen Yaohuan, aged 58, Employee’s Representative Supervisor of Sinopec Corp. Mr. Chen is a professor level senior engineer with a Master’s degree awarded by Central Party School of the CPC. In October 2008, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in March 2015, he was appointed as Executive Director, General Manager and Deputy Secretary of the CPC Committee of Sinopec Beihai Refining and Chemical Limited Liability Company; in May 2015, he was appointed as a member of the Standing Committee of the CPC Beihai Municipal Committee; in June 2018, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Guanzhou Branch of Sinopec Corp. and General Manager of Guangzhou Branch of Sinopec Assets Management Corporation; in July 2019, he was appointed as Deputy Director General (Director General Level) and Chief Engineer of Refining Department of Sinopec Corp.; in October 2019, he was appointed concurrently as Chairman of Sinopec Kantons International Limited and Sinopec Kantons Holdings Limited; in December 2019, he was appointed as General Manager and Chief Engineer of Refining Department of Sinopec Corp.; in December 2019, he was appointed concurrently as Vice Chairman and Chairman of Audit Committee of Yanbu Aramco Sinopec Refining Company Ltd.; in August 2020, he was appointed concurrently as Executive Director and Secretary of CPC Committee of Sinopec Petroleum Marketing Company Limited and Chairman of Sinopec Petroleum Storage and Reserve Limited. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Chen Ge	59	Senior Vice President
Yu Xizhi	59	Vice President
Shou Donghua	52	CFO
Zhao Rifeng	59	Vice President
Huang Wensheng	55	Vice President/Secretary to the Board of Directors

Chen Ge, aged 59, Senior Vice President of Sinopec Corp. Mr. Chen is a senior economist with a Master’s degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; from April 2005 to August 2013, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in July 2010, he was appointed as Assistant to President of China Petrochemical Corporation; from December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People’s Government and a member of the Leading Party Member Group of Guizhou Provincial General Office; in November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation; in December 2017, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp.; in October 2018, he was appointed as Senior Vice President of Sinopec Corp.; in July 2020, he was appointed concurrently as General counsel.

Yu Xizhi, aged 59, Vice President of Sinopec Corp. Mr Yu is a professor-level senior engineer with a Ph.D. degree in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrently as General Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company; in January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he temporarily served as a member of the Standing Committee of the CPC Anqing Municipal Committee; in July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd.; in April 2017, Mr. Yu was appointed as Director General of Human Resources Department of Sinopec Corp.; in June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in December 2019, he was appointed as President of Human Resource Department of Sinopec Corp. and the Director General of Organization Department of China Petrochemical Corporation; in January 2020, he was elected as Director of China Petrochemical Corporation. In July 2020, he was appointed as Vice President of Sinopec Corp.

Shou Donghua, aged 52, Chief Financial Officer and General Manager of Finance Department of Sinopec Corp. Ms. Shou is a professor level senior accountant with a Master’s degree of business administration. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited. In January 2020, she was appointed as Chief Financial Officer of Sinopec Corp. and General Manager of Finance Department.

Zhao Rifeng, aged 59, Vice President of Sinopec Corp. Mr. Zhao is a professor level Senior Engineer with a Master’s degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd. and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd.; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd.; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; in December 2017, he was appointed as the Director General of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited; in December 2019, he was appointed as the President of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 55, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in August 2009, he was appointed as the Deputy Director General of President’s office of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in; in June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of China Petrochemical Corporation; in July 2018, he was appointed concurrently as Chairman and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; in December 2019, he was appointed as President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp; In May 2014, he was appointed as Vice President of Sinopec Corp.

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

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who received compensation from us in 2021.

Name	Position with the Company	Remuneration paid by the Company in 2021
		(RMB in ten thousands before tax)
Directors
Ma Yongsheng	Chairman,	71.53
Zhao Dong(1)	Director	―
Yu Baocai	Director, President	44.18
Li Yonglin(2)	Director, Senior Vice President	―
Ling Yiqun	Director, Senior Vice President	―
Liu Hongbin	Director, Senior Vice President	―
Cai Hongbin	Independent Director	41.67
Ng, Kar Ling Johnny	Independent Director	41.67
Shi Dan(3)	Independent Director	30
Bi Mingjian(4)	Independent Director	30

Supervisors
Zhang Shaofeng(5)	Chairman of the Board of Supervisors	―
Jiang Zhenying	Supervisor	―
Zhang Zhiguo(6)	Supervisor	―
Yin Zhaolin(7)	Supervisor	―
Guo Hongjin(8)	Supervisor	40.32
Li Defang	Employee Representative Supervisor	29.84
Lv Dapeng	Employee Representative Supervisor	41.72
Chen Yaohuan	Employee Representative Supervisor	116.54

Other Executive officers
Chen Ge	Senior Vice President	158.67
Yu Xizhi	Vice President	141.1
Shou Donghua	CFO	129.24
Zhao Rifeng	Vice President	145.19
Huang Wensheng	Vice President/Secretary to the Board of Directors	140.79

Note:     (1) Mr. Zhao Dong was elected on May 25, 2021.

(2) Mr. Li Yonglin was elected on May 25, 2021.

(3) Ms. Shi Dan was elected on May 25, 2021.

(4) Ms. Bi Mingjian was elected on May 25, 2021.

(5) Mr. Zhang Shaofeng was elected on May 25, 2021.

(6) Mr. Zhang Zhiguo was elected on May 25, 2021.

(7) Mr. Yin Zhaolin was elected on May 25, 2021.

(8) Mr. Guo Hongjin was elected on May 25, 2021.

C.	BOARD PRACTICE

We have ten directors. We have five special board committees, namely the strategic committee, the audit committee, the remuneration and evaluation committee, the nominating committee and sustainable development committee. All members of the audit committee and the majority of the members of the remuneration and evaluation committee and the nominating committee are independent directors. In addition, there is at least one independent director who is a financial expert in the audit committee.

The main responsibilities of the strategy committee are to conduct research and put forward proposals on the long-term development strategy and significant investments.

The members of our strategy committee are Ma Yongsheng, Yu Baocai, Ling Yiqun, Li Yonglin, Liu Hongbin, Cai Hongbin, Shi Dan and Bi Mingjian.

The main responsibilities of the audit committee include:

●	to propose the appointment or replacement of the independent auditor;
●	to oversee the internal auditing system and its implementation;
●	to coordinate the communication between the internal auditing department and the independent auditor;
●	to examine and approve financial information and it disclosure; and
●	to examine the financial policies, internal auditing, internal control and risk management system.

The members of our audit committee are Ng, Kar Ling Johnny, Cai Hongbin, Shi Dan and Bi Mingjian, all of whom are our Independent Non-executive Directors. Our Board has determined that Ng, Kar Ling Johnny qualifies as an audit committee financial expert.

The main responsibilities of the remuneration and appraisal committee (remuneration committee) include:

●	to review evaluation standards on the performance of directors and senior management, to conduct their evaluations and make suggestions to the Board; and
●	to review compensation policies and scheme in respect of the remuneration of directors, supervisors and executive officers, and make suggestions to the Board.

The members of our remuneration committee are Bi Mingjian, Ma Yongsheng and Ng, Kar Ling Johnny.

The main responsibilities of the nominating committee include:

●	to advise the Board on the size and composition of the Board based on the company’s business activities, asset size and shareholding structure;
●	to review the selection criteria and procedures for directors and senior management, and to make suggestions to the Board; and
●	to search in the domestic and overseas talent market and within the Company for qualified candidates, review the director and president candidates, senior vice president candidates, chief financial officer and vice president candidates as suggested by the president, and secretary to the Board as proposed by the chairman, and make recommendations to the Board.

The members of nominating committee are Shi Dan, Ma Yongsheng and Ng, Kar Ling Johnny.

The main responsibilities of the sustainable development committee include:

●	make recommendations to the Board on major decisions related to the Company’s sustainable development (including environmental, social and governance, etc.);
●	supervise the implementation and progress of the Company’s sustainable development strategies and plans;
●	supervise the Company’s commitment and performance on key issues such as climate change, safeguarding health and safety, and fulfilling social responsibilities, and make recommendations to the Board;

●	pay attention to important information on sustainable development matters related to the Company’s business, study the company’s sustainable development-related matters, and make recommendations to the Board;
●	review the Company’s annual sustainable development report and make recommendations to the board of directors; and
●	other matters authorized by the Board.

The members of sustainable development committee are Ma Yongsheng, Zhao Dong, Li Yonglin and Cai Hongbin.

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

Under our articles of association, the main responsibilities of our board of supervisors include:

●	to review the Company’s financial affairs;
●	to supervise directors and executive officers when they perform their duties, and to propose to our shareholders the dismissal of any director or executive officer who has violated our articles of association and relevant laws and regulation;
●	to demand directors or executive officers to rectify their conducts that conflict with our interests;
●	to propose the call of any extraordinary general meeting of shareholders to the Board, and to convene and preside over such shareholders’ meeting if the Board fails to do so; and
●	to initiate legal proceedings against directors and executive officers on behalf of the Company.

Our board of supervisors currently consists of eight supervisors including three employee representative supervisors. In 2021, some of the supervisors attended the Company’s shareholders’ meetings and presented at the Company’s board meetings, and made assessment on the work of the Board. The supervisors went to the Company’s subsidiaries for research, made suggestions to improve management of the Company.

D.	EMPLOYEES

As of December 31, 2019, 2020 and 2021, we had approximately 402,206, 384,065 and 385,691 employees, respectively. The following table sets forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2021.

		Percentage of Total
	Number of	Number of Employees
By Segment	Employees	(%)
Exploration and production	126,874	33
Refining	57,513	15
Marketing and distribution	122,232	32
Chemicals	67,794	17
Research and Development	6,212	2
Corporate and other	5,066	1
Total	385,691	100

		Percentage of Total
	Number of	Number of Employees
By Employee’s Scope of Work	Employees	(%)
Production	145,786	38
Technical	87,231	22
Sales	110,797	29
Finance	8,612	2
Administration	30,725	8
Others	2,540	1
Total	385,691	100

		Percentage of Total
	Number of	Number of Employees
By Education	Employees	(%)
Master’s degree and above	21,839	6
University	109,327	28
Junior college	87,432	23
Technical secondary school	30,426	8
Senior high school and technical school degree or below	136,667	35
Total	385,691	100

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

As of December 31, 2021, except our director and senior vice president Ling Yiqun who holds 13,000 shares of our A shares, none of our directors, supervisors and executive officers beneficially own any of our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 15, 2022.

	Number of Shares Owned	Percentage of
Shareholder	(in millions)	Ownership (%)
Sinopec Group Company(1)	83,363	68.85

(1)	Inclusive of 654,034,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of Sinopec Group Company) under HKSCC Nominees Limited.

As of April 15, 2022, 1,103,116,100 H shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of April 15, 2022, 11,031,061 ADSs, representing 1,103,116,100 H shares, were held of record by Cede & Co. and 21 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

Sinopec Group Company is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China.

B.	RELATED PARTY TRANSACTIONS

Sinopec Group Company owned 68.85% of our outstanding equity as of April 15, 2022. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us. A discussion of these agreements and arrangements is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2000, April 13, 2007, May 20, 2009, April 30, 2010, April 11, 2013, April 16, 2014, April 10, 2015, April 20, 2016, April 24, 2017, April 27, 2018, April 29, 2019, April 10, 2020 and April 20, 2021, respectively.

On July 9, 2018, we entered into the Articles of Association of Sinopec Capital Co., Ltd., or Sinopec Capital, with Sinopec Group Company, pursuant to which, we will establish Sinopec Capital with Sinopec Group Company with a registered capital of RMB10 billion, of which, we will subscribe capital contribution of RMB4.9 billion by cash, representing 49% of the registered capital of Sinopec Capital, and Sinopec Group will subscribe capital contribution of RMB5.1 billion by cash, representing 51% of the registered capital of Sinopec Capital. Upon the establishment of Sinopec Capital, its investments will focus on strategic emerging industries, including new energy, new material, energy conservation and environmental protection, and intelligence manufacturing in relation to the industry chain. In respect of the investment projects which are related to our principal business, we will have the right of first refusal to acquire such projects.

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

On August 27, 2021, we entered into the Continuing Connected Transaction Sixth Supplemental Agreement with Sinopec Group Company, pursuant to which amendments were made to the terms of certain Continuing Connected Transactions under the Mutual Supply Agreement and the Properties Leasing Agreement. On October 20, 2021, the First Extraordinary General Meeting of 2021 of the Company approved the Continuing Connected Transactions for the three years ending December 31, 2024. See Exhibit 4.15.5 herewith for details of the continuing Connected Transactions.

In 2021, our related connected transactions occurred in accordance with the abovementioned Continuing Connected Transaction agreements amounted to RMB382.445 billion, among which, our purchase amounted to RMB259.882 billion, accounting for 9.35% of the amount of similar transactions, including products and services (purchasing, storage and transportation, exploration and development services, and production-related services) of RMB246.211 billion, auxiliary and community service of RMB1.730 billion, house rental payment of RMB0.565 million, land rental payment of RMB10.831 billion, other rental payment of RMB0.159 billion, and the interest expense of RMB0.386 billion. The amount of our sales was RMB122.563 billion, accounting for 4.25% of the transaction amount of similar transactions, including revenues from primary business of RMB121.676 billion, agency commission income of RMB0.165 billion and interest income of RMB0.722 billion.

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

On October 28, 2020, our board of directors approved the capital increase in Sinopec Baling Petrochemical Company Limited (“Baling Petrochemical”) by the Company with the Sinopec Group Asset Management Co., Ltd. (“Assets Company”) on a pro rata basis. The capital increase in Baling Petrochemical will be contributed by the Company and the Assets Company with an aggregate amount of approximately RMB6.3 billion, of which, the Company will contribute approximately RMB3.5 billion by injecting the relevant assets of the Company. Baling Branch and cash, and the Assets Company will contribute approximately RMB2.8 billion by injecting the relevant assets of Assets Company Baling Branch. Pursuant to the capital increase agreement, the registered capital of Baling Petrochemical will be increased from RMB100 million to RMB3 billion. Upon completion of the capital increase, the shareholders of Baling Petrochemical and their respective shareholdings will remain unchanged, while the Company and the Assets Company will continue to hold 55% and 45% equity interest in Baling Petrochemical, respectively. Baling Petrochemical will remain a subsidiary of the Company.

On March 26, 2021, (i) Sinopec Overseas Investment Holding Limited (“Overseas Investment Company”), a subsidiary of the Company, and Century Bright Company entered into the Agreement on Purchasing Equity Interest in Sinopec Hainan Refining and Chemical Company Limited, pursuant to which Overseas Investment Company proposed to purchase the 25% equity interest in Sinopec Hainan Refining and Chemical Company Limited held by Century Bright Company at a consideration of RMB5,769 million; (ii) the Company and Assets Company entered into the Agreement on Purchasing Equity Interest in Cangzhou Toray Fine Chemical Co., Ltd., pursuant to which the Company proposed to purchase the 40% equity interest in Cangzhou Toray held by Assets Company at a consideration of RMB20 million; (iii) the Company and Assets Company entered into the Agreement on Purchasing the Polypropylene and Utility Business Assets, pursuant to which the Company proposed to purchase the non-equity assets held by Assets Company, including the polypropylene and utility business assets of Cangzhou branch of Assets Company, at a consideration of RMB138 million; (iv) the Company and Beijing Orient Petrochemical Industry Co., Ltd. (“Orient Petrochemical”) entered into the Agreement on Purchasing Equipment and Relevant Assets, pursuant to which the Company proposed to purchase the non-equity assets held by Orient Petrochemical, including inventory and equipment, at a consideration of RMB715 million; and (v) Sinopec Beihai Refining and Chemical Limited Liability Company (“Beihai Refining and Chemical”), a subsidiary of the Company, and Beihai Petrochemical Limited Liability Company of Sinopec Group (“Beihai Petrochemical”) entered into the Agreement on Purchasing Assets of Beihai Petrochemical related to Pier Business, pursuant to which Beihai Refining and Chemical proposed to purchase the non-equity assets held by Beihai Petrochemical, including the pier operation platform, at a consideration of RMB149 million.

On September 7, 2021, Shanghai Petrochemical, a subsidiary of the Company, entered into a Joint Venture Agreement with Sinopec Baling Petrochemical Company Limited, pursuant to which both parties will jointly establish a joint venture and each shall contribute in cash the amount of RMB400 million.

On November 29, 2021, (i) the Company and Sinopec Group Asset Management Co., Ltd. (the “Assets Company”) entered into the Assets Company Agreement, pursuant to which it was agreed that Sinopec Corp. shall purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB4,432.2570 million; (ii) Yizheng Chemical Fibre, a subsidiary of the Company, and Assets Company entered into the Yizheng Chemical Fibre Agreement, pursuant to which it was agreed that Yizheng Chemical Fibre shall purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB1,142.9952 million; (iii) Sinopec Corp. and Group Yanshan entered into the Group Yanshan Agreement, pursuant to which it was agreed that Sinopec Corp. shall purchase the non-equity assets and liabilities of the production and operating business held by Group Yanshan at the price of RMB1,473.6977 million.

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

Dividend Distribution Policy

In 2012, we amended our dividend distribution policy in articles of association. Our dividend distribution policy was amended. According to our amended articles of association:

Our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders’ approval. The board may declare interim and special dividends at any time under general authorization by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future, and the amount of any dividends, will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may determine to be important.

For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in Renminbi and paid in HK dollars. The depositary will convert the HK dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.

The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution. The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty percent of the net profit of the Company in the current year. Dividends in the form of shares will be distributed to the depositary and, except as otherwise described in the Deposit Agreement, will be distributed by the depositary in the form of additional ADSs, to holders of ADSs. The Company will be required to, pursuant to applicable PRC laws and regulations, withhold 10-20% dividend tax (based on the status of the shareholder) for dividends paid to holders of H shares (including ADSs representing such H shares), and make filing pursuant to applicable foreign exchange control procedures for the payment of such dividends. See “Item 10. Additional Information ― D. Exchange Controls” and “Item 10. Additional Information ― E. Taxation.” In addition, ADS holders will be required to pay applicable service fees in relation to the distribution of cash dividends pursuant to the Deposit Agreement for China Petroleum & Chemical Corporation’s American Depositary Shares. See “Item 12. Description of Securities other than Equity Securities ― D. American Depositary Shares.”

At the annual general meeting held on May 25, 2021, our shareholders adopted the distribution of a final cash dividend of RMB0.07 (including tax) per share, combining with an interim distributed dividend of RMB0.13 (including tax) per share, the total dividend for 2020 is RMB0.20 (including tax) per share.

At the 7th meeting of the eighth session of our board, our board approved the proposal to distribute a final cash dividend of RMB0.31 (including tax) per share, combining with an interim distributed dividend of RMB0.16 (including tax) per share, the total dividend for 2021 is RMB0.47 (including tax) per share. The proposal is subject to the shareholder’s approval at the annual general meeting.

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

On 14 February 2013, we issued 2,845,234,000 listed H shares with a par value of RMB1.00 each at the price of HKD 8.45 per share. The aggregate gross proceeds from the placing amounted to approximately HKD 24.0 billion.

On January 26, 2015, the conditional redemption of the 2011 convertible bonds amounting to RMB23 billion, was triggered. As of February 11, 2015 (the redemption registration date), the cumulative conversion of the 2011 convertible bonds to listed A shares is 4,623,769,047 shares, and the balance of registered 2011 convertible bonds is RMB52,766,000. On February 17, 2015, we redeemed the balance plus interests payable at the aggregate amount of RMB53,348,948.28. The 2011 convertible bonds were delisted from the Shanghai Stock Exchange.

ITEM 10.	ADDITIONAL INFORMATION
A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

In 2021, we amended the articles of association.

The following is a summary of certain provisions of our articles of association and its appendices, as amended, the Company Law of the PRC (2018) and certain other applicable laws and regulations of the PRC. You and your advisors should refer to the text of our articles of association, as amended, and to the texts of applicable laws and regulations for further information.

Objects and Purposes

We are a joint stock limited company established in accordance with the Company Law and certain other laws and regulations of the PRC. We are registered with the PRC State Administration of Industry and Commerce with business license number 100000000032985. Article 13 of our articles of association provides that our scope of businesses includes, among other things, the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents´ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility; leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labor required for the aforementioned overseas projects; railway transportation; coastal engineering auxiliary operations, port operations, oil spill response, safety guard, ship pollution removal operations; professional technical service industry quality inspection technical services, environmental and ecological monitoring and testing services; edible salt production, wholesale, retail; shale gas, coalbed methane, shale oil, combustible ice, uranium and other resources exploration, development, storage and transportation, pipeline transportation, sales; natural gas power generation, power supply; power installation and maintenance, power technology development and services. Hydrogen energy businesses and related services such as production, storage, transportation and sales of hydrogen; manufacturing and sales of equipment for hydrogen production, refuelling and storage. Power businesses and related services such as power supply; motor vehicle charging; operation of new energy power generation facilities such as solar power generation and wind power generation facilities, as well as new energy vehicle charging facilities; battery sales; battery swapping for new energy vehicle.

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

Dividends may only be distributed after allowance has been made for:

●recovery of losses, if any;
●allocations to the statutory surplus reserve fund; and
●allocations to a discretionary surplus reserve fund if approved by the shareholders.

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

Voting Rights and Shareholders’ Meetings

Our board of directors shall convene a shareholders’ annual general meeting once every year and within six months from the end of the preceding financial year. Our board shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

●	where the number of directors is less than the number stipulated in the PRC Company Law or two-thirds of the number specified in our articles of association;
●	where our unrecovered losses reach one-third of the total amount of our actually paid-in share capital;
●	where shareholder(s) holding 10% or more of our issued and outstanding voting shares request(s) in writing the convening of an extraordinary general meeting;
●	whenever our board deems necessary or our board of supervisors so requests; or
●	circumstances provided in the articles of association.

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

The following decisions must be adopted by special resolution:

●	an increase or reduction of our share capital or the issue of shares, including stock distributions, of any class, warrants and other similar securities;
●	issuance of debentures;
●	our division, merger, dissolution and liquidation; (Shareholders who object to a proposed division or merger are entitled to demand that either we or the shareholders who approved the merger purchase their shares at a fair price.)
●	amendments to our articles of association and its appendices;
●	change of our company form;
●	acquisition or disposal of material assets or provision of material guarantee within one year, with the value exceeding 30% of our latest audited total assets;
●	any stock incentive plan;
●	any other matters required by laws and regulations or our articles of association and its appendices or considered by the shareholders in a general meeting and which they have resolved by way of an ordinary resolution to be of a nature which may have a material impact on us and should be adopted by special resolution.

All other actions taken by the shareholders, including the appointment and removal of our directors and supervisors and the declaration of cash dividend payments, will be decided by an ordinary resolution of the shareholders. The listing agreement between us and the Hong Kong Stock Exchange (Listing Agreement) provided that we may not permit amendments to certain sections of the articles of association which have been mandated by the Hong Kong Stock Exchange. These sections include provisions relating to:

●	varying the rights of existing classes of shares;
●	voting rights;
●	our power to purchase our own shares;
●	rights of non-controlling shareholders; and
●	procedure on liquidation.

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

Increases in Share Capital and Preemptive Rights

The articles of association require the approval by a special resolution of the shareholders and by special resolution of holders of domestic ordinary shares and overseas-listed foreign invested shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that:

●	we issue domestic ordinary shares and/or overseas-listed foreign-invested shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic ordinary shares and overseas-listed foreign-invested shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders; or
●	if our plans for issuing domestic ordinary shares and overseas-listed foreign-invested shares upon our establishment are implemented within fifteen months of the date of approval by the China Securities Regulatory Commission.

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

Restrictions on Large or Controlling Shareholders

Our articles of association provide that, in addition to any obligation imposed by laws and administration regulations or required by the listing rules of the stock exchanges on which our H shares are listed, a controlling shareholder shall not exercise his voting rights in a manner prejudicial to the interests of the shareholders generally or of some part of the shareholders:

●	to relieve a director or supervisor from his or her duty to act honestly in our best interests;
●	to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of our assets in any way, including, without limitation, opportunities which may benefit us; or
●	to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including, without limitation, rights to distributions and voting rights (save according to a restructuring of our company which has been submitted for approval by the shareholders in a general meeting in accordance with our articles of association and its appendices).

A controlling shareholder, however, will not be precluded by our articles of association or any laws and administrative regulations or the listing rules of the stock exchanges on which our H shares are listed from voting on these matters.

A controlling shareholder is defined by our articles of association as any person who acting alone or in concert with others:

●	is in a position to elect half or more of the board of directors;
●	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;
●	acting separately or in concert with others, holds 30% or more of our issued and outstanding shares; or
●	acting separately or in concert with others, has de facto control of us in any other way.

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

Disclosure

The Listing Agreement imposes a requirement on us to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments which are not public knowledge, which:

●	is necessary to enable them and the public to appraise the position of us and our subsidiaries;
●	is necessary to avoid the establishment of a false market in its securities; and
●	might be reasonably expected materially to affect market activity in and the price of its securities.

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

Sources of Shareholders’ Rights

The PRC’s legal system is based on written statutes and is a system in which decided legal cases have little precedent value. The PRC’s legal system is similar to civil law systems in this regard. In 1979, the PRC began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the 8th National People’s Congress adopted the PRC Company Law. On October 27, 2005, the PRC Company law was amended by the Standing Committee of the 10th National People’s Congress, and came into force on January 1, 2006. The amended PRC Company Law enhanced the protection of shareholders’ rights primarily in the following regards:

●	Shareholders holding 10 percent or more of the shares of the Company are entitled to petition the court to dissolve the Company if (i) the Company is in serious operational difficulties; (ii) its continuing existence will seriously prejudice the interests of the shareholders; and (iii) such difficulties cannot be resolved through any other means;
●	Shareholders holding 1 percent or more of the shares of the Company for more than 180 consecutive days are entitled to request the board of supervisors (in terms of directors and senior management) or the board of directors (in terms of supervisors) to bring legal proceedings, or bring legal proceedings in their own name on behalf of the Company where it is in emergency and the Company will be subject to irreparable loss if not to do so, against directors, supervisors or senior management who fail to comply with the laws and regulations or the Company’s articles of association in the course of performing their duties and cause loss to the Company;
●	Shareholders who oppose the Company’s decision on merger or separation are entitled to request the Company to repurchase their shares; and
●	Shareholders holding 10 percent or more of the voting rights of the Company are entitled to convene a shareholders’ meeting.

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

Our articles of association provide that all differences or claims, arising from any provision of our articles of association, any right or obligation conferred or imposed by the PRC Company Law or any other relevant law or administrative regulation which concerns our affairs:

●	between a holder of overseas-listed foreign-invested shares and us;
●	between a holder of overseas-listed foreign-invested shares and any of our directors, supervisors, general managers, deputy general managers or other senior officers; or
●	between a holder of overseas-listed foreign-invested shares and a holder of domestic ordinary shares

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

Restrictions on Transferability and the Share Register

As provided in the articles of associations we may refuse to register a transfer of H shares unless:

●	any relevant transfer fee is paid;
●	the instrument of transfer is only related to H shares listed in Hong Kong;
●	the instrument of transfer is accompanied by the share certificates to which it relates, or such other evidence is given as may be reasonably necessary to show the right of the transferor to make the transfer;
●	the stamp duty which is chargeable on the instrument of transfer has already been paid;
●	if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and
●	the Company does not have any lien on the relevant shares.

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

For purposes of this summary, a US Holder is a beneficial owner of H shares or ADSs that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation created in or organized under the laws of, the United States or any State thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or
●	a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a PFIC, for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally based on the average quarterly value of our assets during the taxable year)  produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2021 and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our H shares or ADSs (which may be volatile). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

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

Dividends received on H shares or ADSs will be treated, for United States foreign tax credit purposes, as foreign source income and generally will constitute passive category income. A US Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on H shares or ADSs. US Holders who do not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the US Holder elects to do so for all creditable foreign income taxes. US Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of H shares or ADSs

A US Holder will recognize capital gain or loss upon the sale or other disposition of H shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the US Holder’s adjusted tax basis in such H shares or ADSs. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate US Holders who have held the H shares or ADSs for more than one year will generally be eligible for reduced tax rates. Any capital gain or loss will be long-term if the H shares or ADSs have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which will generally limit the availability of foreign tax credits. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of H shares or ADSs, may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a US Holder is eligible for the benefits of the U.S.- PRC Treaty, such holder may be able to elect to treat such gain as PRC-source income under the U.S.-PRC Treaty. Pursuant to recently issued United States Treasury regulations, however, if a US Holder is not eligible for the benefits of the U.S.-PRC Treaty or does not elect to apply the U.S.-PRC Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of H shares or ADSs. The rules regarding foreign tax credits and deduction of foreign taxes are complex. US Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, , including their eligibility for benefits under the U.S.-PRC Treaty, and the potential impact of the recently issued United States Treasury Regulations.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a US Holder may continue to be subject to the PFIC rules with respect to such US Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, Room 1024, NW, Washington, D.C. 20549; or at New York (address: 233 Broadway, New York, NY 10279) and Chicago (address: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of the above materials may also be obtained from the Public Information Department of SEC at 450 Fifth Street, NW, Washington DC 20549, charges as appropriate. You may also view the registration statement (including attachments and schedules) at the New York Stock Exchange at Wall Street, New York, NY 10005. The SEC maintains a web site at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2021, we had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As of December 31, 2021, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB18,359 million (2020: RMB12,353 million) and derivative financial liabilities of RMB3,214 million (2020: RMB4,808 million).

As of December 31, 2021, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/ increase our net income for the year by approximately RMB2,996 million (2019: increase/decrease RMB3,592 million), and decrease/ increase our other comprehensive income by approximately RMB1,160 million (2020: increase/ decrease RMB10,379 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to our derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2020.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2020 and 2021. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2020 and 2021. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

	As of December 31, 2021
							Total
	Expected Maturity Date						carrying	Fair
	2022	2023	2024	2025	2026	Thereafter	amount	Value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	46,087	—	—	—	—	—	46,087	46,087
In HK Dollar	4,006	—	—	—	—	—	4,006	4,006
In Japanese Yen	37	—	—	—	—	—	37	37
In Euro	502	—	—	—	—	—	502	502
Others	200	—	—	—	—	—	200	200
Time deposits with financial institutions
In US Dollar	11,103	—	—	—	—	—	11,103	11,103
Liabilities
Debts in US Dollar
Fixed rate	583	7,962	1	1	1	4,382	12,930	11,603
Average interest rate	3.01%	3.11%	3.31%	1.53%	3.32%	3.32%	—	—
Variable rate	362	—	—	—	—	—	362	362
Average interest rate(1)	0.57%	—	—	—	—	—	—	—
Debts in HK Dollar	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Debts in Euro	—	—	—	—	—	—	—	—
Fixed rate	152	—	—	—	—	—	152	152
Average interest rate	1.00%	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2021.

	As of December 31, 2020
	Expected Maturity Date						Total carrying	Fair
	2021	2022	2023	2024	2025	Thereafter	amount	Value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In US Dollar	27,456	—	—	—	—	—	27,456	27,456
In HK Dollar	1,410	—	—	—	—	—	1,410	1,410
In Japanese Yen	38	—	—	—	—	—	38	38
In Euro	402	—	—	—	—	—	402	402
Others	2,406	—	—	—	—	—	2,406	2,406
Time deposits with financial institutions
In US Dollar	8,413	—	—	—	—	—	8,413	8,413
Liabilities
Debts in US Dollar
Fixed rate	643	13	1	8,140	1	3,247	12,045	12,742
Average interest rate	1.56%	—	—	1.74%	—	1.42%
Variable rate	2,679	5	5	5	5	1,412	4,111	4,111
Average interest rate(1)	1.12%	—	—	—	—	1.56%	—	—
Debts in HK Dollar							—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—
Variable rate	31	—	—	—	—	—	31	31
Average interest rate(1)	4.35%	—	—	—	—	—	—	—
Debts in Euro
Fixed rate	172	—	—	—	—	—	172	172
Average interest rate	0.1%	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2020.

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2020 and 2021.

	As of December 31, 2021
	Expected Maturity Date						Total carrying	Fair
	2022	2023	2024	2025	2026	There-after	amount(2)	Value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	57,757	—	—	—	—	—	57,757	57,757
In US Dollar	46,087	—	—	—	—	—	46,087	46,087
In HK Dollar	4,006	—	—	—	—	—	4,006	4,006
In Japanese Yen	37	—	—	—	—	—	37	37
In Euro	502	—	—	—	—	—	502	502
Others	200	—	—	—	—	—	200	200
Time deposits with financial institutions
In RMB	102,296	—	—	—	—	—	102,296	102,296
In US Dollar	11,103	—	—	—	—	—	11,103	11,103
Liabilities
Debts in RMB
Fixed rate	25,447	30,233	8,815	12,207	5,991	523	83,216	76,899
Average interest rate	2.79%	2.54%	2.56%	2.28%	3.02%	0.59%
Variable rate	11,581	8,126	9,967	858	326	2,595	33,453	33,453
Average interest rate(1)	2.68%	2.60%	2.56%	3.84%	3.74%	3.72%
Debts in US Dollar
Fixed rate	583	7,962	1	1	1	4,382	12,930	11,603
Average interest rate	3.01%	3.11%	3.31%	1.53%	3.32%	3.32%
Variable rate	363	—	—	—	—	—	363	363
Average interest rate(1)	0.57%	—	—	—	—	—	—	—
Debts in HK Dollar	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Debts in Euro	—	—	—	—	—	—	—	—
Fixed rate	153	—	—	—	—	—	153	153
Average interest rate	1.00%	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2021.
(2)	Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

	As of December 31, 2020
							Total
	Expected Maturity Date						carrying
	2021	2022	2023	2024	2025	There- after	amount(2)	Fair value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalent
In RMB	55,847	—	—	—	—	—	55,847	55,847
In US Dollar	27,456	—	—	—	—	—	27,456	27,456
In HK Dollar	1,410	—	—	—	—	—	1,410	1,410
In Japanese Yen	38	—	—	—	—	—	38	38
In Euro	402	—	—	—	—	—	402	402
Others	2,406	—	—	—	—	—	2,406	2,406
Time deposits with financial institutions
In RMB	92,085	—	—	—	—	—	92,085	92,085
In US Dollar	8,413	—	—	—	—	—	8,413	8,413
Liabilities
Debts in RMB
Fixed rate	11,882	7,517	32,160	3,508	12,170	679	67,916	63,567
Average interest rate	2.00%	2.10%	1.39%	1.08%	2.24%	0.59%
Variable rate	13,547	3,065	7,225	1,897	2,502	337	28,573	28,573
Average interest rate(1)	2.94%	3.03%	2.81%	3.32%	4.32%	4.75%
Debts in US Dollar
Fixed rate	643	13	1	8,140	1	3,247	12,045	12,742
Average interest rate	1.56%	—	—	1.74%	—	1.42%
Variable rate	2,679	5	5	5	5	1,412	4,111	4,111
Average interest rate(1)	1.12%	—	—	—	—	1.56%	—	—
Debts in HK Dollar
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	31	—	—	—	—	—	31	31
Average interest rate(1)	4.35%	—	—	—	—	—
Debts in Euro
Fixed rate	172	—	—	—	—	—	172	172
Average interest rate	0.1%	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—

(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2020.
(2)	Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Depositary Fees and Charges

Under the terms of the Deposit Agreement for China Petroleum & Chemical Corporation’s American Depositary Shares (ADSs), an ADS holder may have to pay the following services fees to the Depositary:

Services	Fees
Issuance of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

●	Taxes (including relevant interests and fines) and other governmental charges;
●	such registration fees as may from time to time be in effect, for the registration of deposited securities in the register of members, or for the registration of transfers of deposited securities to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals;
●	such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement;
●	such expenses as are incurred by the Depositary in the conversion of foreign currency;
●	such expenses as are incurred with the compliance with the foreign currency control, ADSs and other deposited securities related laws, regulations and rules; and
●	any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, Depositary, or the agents of the Custodian or Depositary, in connection with the servicing of deposited securities.

Depositary Payments for the Year 2021

In 2021, Citibank, N.A., the Depositary for our ADR program, provided reimbursement net of applicable withholding taxes for our expenses related to the listing and investor’ relations activities as follows:

●	reimbursement of application fees: US$95,803.27
●	reimbursement of data infrastructure fees: US$85,811.39
●	reimbursement of proxy procedure fees: US$90,612.64
●	reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency): US$231,519.35
●	the accounting committee and accounting standard committee of public company: US$36,117.39
●	Total: US$539,936.04

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (Exchange Act), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021 (Evaluation Date), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2021. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 based on these criteria.

KPMG Huazhen LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Petroleum & Chemical Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited China Petroleum & Chemical Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control  – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as at December 31, 2021, the related consolidated income statement, consolidated statement of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 27, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Huazhen LLP

Beijing, China

April 27, 2022

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PricewaterhouseCoopers Zhong Tian LLP served as our independent accountant for the fiscal year of 2020. KPMG Huazhen LLP served as our independent accountant for the fiscal year of 2021.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by PricewaterhouseCoopers Zhong Tian LLP for the year ended December 31, 2020.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2020	RMB72.96 million	—	—	RMB7.67 million

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen LLP to us for the year ended December 31, 2021.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2021	RMB59.10 million	—	—	RMB8.11 million

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

Up to now, the Company has set up a nominating committee,of which the independent directors are the majority and the convener, and made charters in compliance with corporate governance rules for listed company in China.

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

(1)to review evaluation standards on the performance of directors and the senior management, make assessment and submit suggestion to the board of directors;
(2)to review compensation policies on the directors and the senior management.

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

The Company has complied with the above rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See consolidated financial statements included in this annual report following Item 19.

ITEM 19.	EXHIBITS
1*	Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on October 20, 2021

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

4.15.4

Continuing Connected Transactions Fifth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2018 (English translation), incorporated by reference to Exhibit 4.15.4 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2019

4.15.5*	Continuing Connected Transaction Sixth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 27, 2021 (English translation)

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

4.17

Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and China Petroleum & Chemical Corporation (English Translation)

4.17.1

Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Natural Gas Limited Company (English Translation)

4.17.2

Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Marketing Co., Limited (English Translation)

4.17.3

Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Company, dated July 21, 2020, between China Oil & Gas Pipeline Network Corporation and Sinomart KTS Development Limited (English Translation)

4.18

Framework Agreement regarding Production and Operation of Oil and Gas Pipeline Facilitates, dated August 13, 2020, between China Petroleum & Chemical Corporation and China Oil & Gas Pipeline Network Corporation (English Translation)

8.1*	A list of the Registrant’s subsidiaries.

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.3*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13**	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

101.INS*	Inline XBRL Instance Document -this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this annual report on Form 20-F.

**Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

	By:	/s/ Huang Wensheng
		Name:	Huang Wensheng
		Title:	Vice President and Secretary to the Board of Directors
Date: April 28, 2022

CHINA PETROLEUM & CHEMICAL CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Petroleum & Chemical Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of China Petroleum & Chemical Corporation and subsidiaries (the Company) as at December 31, 2021, the related consolidated income statement, consolidated statement of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 27, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm (CONTINUED)

Assessment of impairment of property, plant and equipment relating to oil and gas producing activities

The critical audit matter	How the matter was addressed in our audit

As discussed in notes 2(g), 2(n), 8, 18 and 41 to the consolidated financial statements, the Company reported property, plant and equipment of Renminbi (“RMB”) 598,925 million as at December 31, 2021, a portion of which related to oil and gas producing activities. The Company reported impairment losses of RMB 2,467 million for the property, plant and equipment relating to oil and gas producing activities for the year ended December 31, 2021.

The Company groups property, plant and equipment relating to oil and gas producing activities into cash-generating units (“CGUs”) for impairment assessment. The Company compares the carrying amount of individual CGU with its value in use, using a discounted cash flow forecast, which was prepared based on the future production profiles included in the oil and gas reserves reports, to determine the impairment loss to be recognized.

We identified assessment of impairment of property, plant and equipment relating to oil and gas producing activities as a critical audit matter. The value in use amounts of these CGUs are sensitive to the changes to future selling prices and production costs for crude oil and natural gas, future production profiles, and discount rates. Therefore a higher degree of subjective auditor judgment was required to evaluate the Company’s impairment assessment of property, plant and equipment relating to oil and gas producing activities.

The following are the primary procedures we performed to address this critical audit matter:

●
we evaluated the design and tested the operating effectiveness of certain internal controls related to the process for impairment assessment of property, plant and equipment relating to oil and gas producing activities;
●
we assessed the competence, capabilities and objectivity of the Company’s reserves specialists and evaluated the methodology adopted by them in estimating the oil and gas reserves against the recognized industry standards;
●
we compared future selling prices for crude oil and natural gas used in the discounted cash flow forecasts with the Company’s business plans and forecasts by external analysts;
●
we compared future production costs and future production profiles used in the discounted cash flow forecasts with oil and gas reserves reports issued by the reserves specialists; and
●
we involved valuation professionals with specialized skills and knowledge, who assisted in assessing the discount rates applied in the discounted cash flow forecasts against a discount rate range that was independently developed using publicly available market data for comparable companies in the same industry.

/s/ KPMG Huazhen LLP

Beijing, China
April 27, 2022

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Petroleum & Chemical Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of China Petroleum & Chemical Corporation and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated income statement, consolidated statement of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 26, 2021, except for the effects of the business combination under common control discussed in Note 35 to the consolidated financial statements, as to which the date is April 27, 2022

We served as the Company’s auditor from 2013 to 2021.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in million, except per share data)

		Years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB
Revenue
Revenue from primary business	3	2,899,382	2,048,654	2,679,500
Other operating revenues	4	58,486	56,070	61,384
		2,957,868	2,104,724	2,740,884

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,367,533)	(1,589,821)	(2,076,665)
Selling, general and administrative expenses	5	(54,390)	(53,668)	(54,978)
Depreciation, depletion and amortization		(109,643)	(107,461)	(115,680)
Exploration expenses, including dry holes		(10,510)	(9,716)	(12,382)
Personnel expenses	6	(83,054)	(87,525)	(103,492)
Taxes other than income tax	7	(244,602)	(235,018)	(259,032)
Impairment losses on trade and other receivables		(1,264)	(2,066)	(2,311)
Other operating income /(expenses), net	8	(356)	(5,780)	(21,716)
Total operating expenses		(2,871,352)	(2,091,055)	(2,646,256)
Operating income		86,516	13,669	94,628

Finance costs
Interest expense	9	(17,091)	(15,198)	(15,018)
Interest income		7,210	4,803	5,732
Foreign currency exchange (losses)/gains, net		(170)	885	276
Net finance costs		(10,051)	(9,510)	(9,010)
Investment income	10	919	37,744	298
Share of profits less losses from associates and joint ventures	22,23	12,777	6,712	23,253
Earnings before income tax		90,161	48,615	109,169
Income tax expense	11	(18,054)	(6,344)	(23,318)
Net income		72,107	42,271	85,851

Attributable to:
Owners of the Company		57,517	33,443	71,975
Non-controlling interests		14,590	8,828	13,876
Net income		72,107	42,271	85,851

Earnings per share:
Basic	13	0.48	0.28	0.59
Diluted	13	0.48	0.28	0.59

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in million)

		Years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB
Net income		72,107	42,271	85,851

Other comprehensive income:	12
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(31)	(22)	(4)
Total items that may not be reclassified subsequently to profit or loss		(31)	(22)	(4)
Items that may be reclassified subsequently to profit or loss
Cost of hedging reserve		—	162	(220)
Share of other comprehensive loss of associates and joint ventures		(810)	(2,441)	441
Cash flow hedges		4,941	7,073	19,018
Foreign currency translation differences		1,480	(4,457)	(1,728)
Total items that may be reclassified subsequently to profit or loss		5,611	337	17,511
Total other comprehensive income		5,580	315	17,507

Total comprehensive income for the year		77,687	42,586	103,358

Attributable to:
Owners of the Company		62,932	34,837	89,549
Non-controlling interests		14,755	7,749	13,809
Total comprehensive income for the year		77,687	42,586	103,358

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2020 AND 2021

(Amounts in million)

		December 31,
ASSETS	Notes	2020	2021
		RMB	RMB
Current assets
Cash and cash equivalents		87,559	108,590
Time deposits with financial institutions		100,498	113,399
Financial assets at fair value through profit or loss		1	—
Derivative financial assets	14	12,528	18,371
Trade accounts receivable	15	35,439	34,861
Financial assets at fair value through other comprehensive income	24	8,735	5,939
Inventories	16	152,191	207,433
Prepaid expenses and other current assets	17	58,709	69,431
Total current assets		455,660	558,024
Non-current assets
Property, plant and equipment, net	18	593,615	598,925
Construction in progress	19	125,525	155,939
Right-of-use assets	20	266,012	268,408
Goodwill	21	8,620	8,594
Interest in associates	22	136,163	148,729
Interest in joint ventures	23	52,179	60,450
Financial assets at fair value through other comprehensive income	24	1,525	767
Deferred tax assets	25	25,054	19,389
Long-term prepayments and other assets	26	74,543	70,030
Total non-current assets		1,283,236	1,331,231
Total assets		1,738,896	1,889,255
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	27	23,769	35,252
Loans from Sinopec Group Company and fellow subsidiaries	27	5,264	2,873
Lease liabilities	28	15,293	15,173
Derivative financial liabilities	14	4,826	3,223
Trade accounts payable and bills payable	29	161,908	215,640
Contract liabilities	30	126,241	124,622
Other payables	31	179,108	239,688
Income tax payable		6,586	4,809
Total current liabilities		522,995	641,280
Non-current liabilities
Long-term debts	27	72,037	78,300
Loans from Sinopec Group Company and fellow subsidiaries	27	11,778	13,690
Lease liabilities	28	171,740	170,233
Deferred tax liabilities	25	8,124	7,910
Provisions	32	45,552	43,525
Other long-term liabilities		18,968	19,243
Total non-current liabilities		328,199	332,901
Total liabilities		851,194	974,181

Equity
Share capital	33	121,071	121,071
Reserves	43	625,254	653,111
Total equity attributable to owners of the Company		746,325	774,182
Non-controlling interests		141,377	140,892
Total equity		887,702	915,074
Total liabilities and equity		1,738,896	1,889,255

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in million)

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at December 31, 2018	121,071	26,788	55,850	86,678	117,000	(4,477)	315,167	718,077	139,921	857,998
Adjustment for business combination of entities under common control (Note 35)	—	4,729	—	—	—	—	—	4,729	1	4,730
Balance as at January 1, 2019	121,071	31,517	55,850	86,678	117,000	(4,477)	315,167	722,806	139,922	862,728
Net income	—	—	—	—	—	—	57,517	57,517	14,590	72,107
Other comprehensive income (Note 12)	—	—	—	—	—	5,415	—	5,415	165	5,580
Total comprehensive income for the year	—	—	—	—	—	5,415	57,517	62,932	14,755	77,687
Amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	1,038	—	1,038	55	1,093
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2018	—	—	—	—	—	—	(31,479)	(31,479)	—	(31,479)
Interim dividend for 2019	—	—	—	—	—	—	(14,529)	(14,529)	—	(14,529)
Appropriation (Note 43(c))	—	—	—	3,745	—	—	(3,745)	—	—	—
Distributions to non–controlling interests	—	—	—	—	—	—	—	—	(18,989)	(18,989)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	5,495	5,495
Total contributions by and distributions to owners	—	—	—	3,745	—	—	(49,753)	(46,008)	(13,494)	(59,502)
Transaction with non–controlling interests	—	2,933	—	—	—	—	—	2,933	(2,933)	—
Total transactions with owners	—	2,933	—	3,745	—	—	(49,753)	(43,075)	(16,427)	(59,502)
Others	—	53	—	—	—	(35)	—	18	54	72
Balance as at December 31, 2019	121,071	34,503	55,850	90,423	117,000	1,941	322,931	743,719	138,359	882,078

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in million)

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2020	121,071	34,503	55,850	90,423	117,000	1,941	322,931	743,719	138,359	882,078
Net income	—	—	—	—	—	—	33,443	33,443	8,828	42,271
Other comprehensive income (Note 12)	—	—	—	—	—	1,406	(12)	1,394	(1,079)	315
Total comprehensive income for the year	—	—	—	—	—	1,406	33,431	34,837	7,749	42,586
Amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	(47)	—	(47)	48	1
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2019	—	—	—	—	—	—	(23,004)	(23,004)	—	(23,004)
Interim dividend for 2020	—	—	—	—	—	—	(8,475)	(8,475)	—	(8,475)
Appropriation (Note 43 (c))	—	—	—	1,857	—	—	(1,857)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(6,726)	(6,726)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	3,325	3,325
Distribution to SAMC in the Acquisition of Baling Branch of SAMC (Note 35)	—	(972)	—	—	—	—	—	(972)	972	—
Total contributions by and distributions to owners	—	(972)	—	1,857	—	—	(33,336)	(32,451)	(2,429)	(34,880)
Transaction with non-controlling interests	—	(138)	—	—	—	—	—	(138)	13	(125)
Total transactions with owners	—	(1,110)	—	1,857	—	—	(33,336)	(32,589)	(2,416)	(35,005)
Others	—	870	—	—	—	200	(665)	405	(2,363)	(1,958)
Balance as at December 31, 2020	121,071	34,263	55,850	92,280	117,000	3,500	322,361	746,325	141,377	887,702

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in million)

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2021	121,071	34,263	55,850	92,280	117,000	3,500	322,361	746,325	141,377	887,702
Net income	—	—	—	—	—	—	71,975	71,975	13,876	85,851
Other comprehensive income (Note 12)	—	—	—	—	—	17,574	—	17,574	(67)	17,507
Total comprehensive income for the year	—	—	—	—	—	17,574	71,975	89,549	13,809	103,358
Amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	(19,302)	—	(19,302)	(648)	(19,950)
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2020	—	—	—	—	—	—	(15,739)	(15,739)	—	(15,739)
Interim dividend for 2021	—	—	—	—	—	—	(19,371)	(19,371)	—	(19,371)
Appropriation (Note 43 (c))	—	—	—	3,944	—	—	(3,944)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(8,982)	(8,982)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	1,973	1,973
Distribution to sellers in the business combination of entities under common control (Note 35)	—	(6,124)	—	—	—	—	—	(6,124)	—	(6,124)
Total contributions by and distributions to owners	—	(6,124)	—	3,944	—	—	(39,054)	(41,234)	(7,009)	(48,243)
Transaction with non-controlling interests	—	(1,396)	—	—	—	—	—	(1,396)	(6,796)	(8,192)
Total transactions with owners	—	(7,520)	—	3,944	—	—	(39,054)	(42,630)	(13,805)	(56,435)
Others	—	319	—	—	—	723	(802)	240	159	399
Balance as at December 31, 2021	121,071	27,062	55,850	96,224	117,000	2,495	354,480	774,182	140,892	915,074

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in million)

		Years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	154,380	168,520	225,174
Investing activities
Capital expenditure		(130,328)	(118,321)	(127,965)
Exploratory wells expenditure		(11,497)	(13,315)	(16,956)
Purchase of investments		(3,483)	(6,040)	(4,935)
Payment for financial assets at fair value through profit or loss		(12,851)	(6,700)	(8,150)
Proceeds from settlement of financial assets at fair value through profit or loss		35,292	10,000	8,248
Payment for acquisition of subsidiary, net of cash acquired		(1,031)	(340)	(1,106)
Proceeds from disposal of investments		704	51,520	6,769
Proceeds from disposal of property, plant, equipment and other non-current assets		717	2,656	1,478
Increase in time deposits with maturities over three months		(103,231)	(84,689)	(50,844)
Decrease in time deposits with maturities over three months		90,710	54,950	34,298
Interest received		7,094	2,305	3,372
Investment and dividend income received		10,272	11,510	10,134
(Payments of) / proceeds from other investing activities		(3,682)	(6,186)	459
Net cash used in investing activities		(121,314)	(102,650)	(145,198)
Financing activities
Proceeds from bank and other loans		602,576	558,680	356,459
Repayments of bank and other loans		(614,215)	(540,015)	(338,232)
Contributions to subsidiaries from non-controlling interests		3,919	4,219	1,001
Dividends paid by the Company		(46,008)	(31,479)	(35,110)
Distributions by subsidiaries to non-controlling interests		(7,858)	(4,821)	(8,068)
Interest paid		(6,253)	(7,512)	(5,849)
Payments made to acquire non-controlling interests		(8)	(1,121)	(8,198)
Repayments of lease liabilities		(16,859)	(15,327)	(19,412)
Proceeds from other financing activities		338	700	133
Repayments of other financing activities		(334)	(834)	(666)
Net cash used in financing activities		(84,702)	(37,510)	(57,942)
Net (decrease)/increase in cash and cash equivalents		(51,636)	28,360	22,034
Cash and cash equivalents as at January 1		111,927	60,438	87,559
Effect of foreign currency exchange rate changes		147	(1,239)	(1,003)
Cash and cash equivalents as at December 31		60,438	87,559	108,590

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in million)

(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating activities
Earnings before income tax	90,161	48,615	109,169
Adjustment for:
Depreciation, depletion and amortization	109,643	107,461	115,680
Dry hole costs written off	5,831	5,928	7,702
Income from associates and joint ventures	(12,777)	(6,712)	(23,253)
Investment income	(919)	(37,744)	(298)
Interest income	(7,210)	(4,803)	(5,732)
Interest expense	17,091	15,198	15,018
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	3,624	2,003	(3,723)
Loss/(gain) on disposal of property, plant, equipment and other non-current assets, net	1,829	(398)	3,062
Impairment losses on assets	1,790	26,087	13,165
Impairment losses on trade and other receivables	1,264	2,066	2,311
	210,327	157,701	233,101
Net changes from:
Accounts receivable and other current assets	(11,803)	(17,610)	(8,177)
Inventories	(10,019)	22,407	(58,372)
Accounts payable and other current liabilities	(14,487)	15,169	82,408
	174,018	177,667	248,960
Income tax paid	(19,638)	(9,147)	(23,786)
Net cash generated from operating activities	154,380	168,520	225,174

See accompanying notes to consolidated financial statements.

1    PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company incorporated in the People’s Republic of China (the “PRC”) that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations. Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

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

As part of the Reorganization, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On February 25, 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on February 25, 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on April 27, 2022.

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new and amended standards as set out below.

(a) New and amended standards and interpretations adopted by the Group

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

●	Amendment to IFRS 16, COVID-19-related rent concessions
●	Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, interest rate benchmark reform – phase 2

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

(b) New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

(i)   Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the date of statement of financial position, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated statement of financial position and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

If a business combination involving entities not under common control is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the consolidated income statement.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)   Basis of consolidation (Continued)

In the Company’s statement of financial position, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

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

Investments in associates and joint ventures are accounted for in the consolidated and separate financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Notes 2(i) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated income statement, whereas the Group’s share of the post-acquisition, post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture, after applying the expected credit losses (“ECLs”) model to such other long-term interests where applicable.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)   Basis of consolidation (Continued)

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the beginning of the earliest period presented or when they first came under common control, whichever is shorter.

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

(b)   Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the date of the statement of financial position.

Exchange differences, other than those capitalized as construction in progress, are recognized as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. The statement of financial position items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the date of the statement of financial position. The income and expenses of foreign operations are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are recognized in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognized.

(c)   Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)   Trade, bills and other receivables

Trade, bills and other receivables are recognized initially at their transaction price, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowances for ECLs (Note 2(j)).Trade, bills and other receivables are derecognized if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)   Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized as income or expense in the consolidated income statement on the date of retirement or disposal.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

●	Amortized cost: The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognized using the effective interest rate method.
●	FVOCI: The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognized in profit or loss.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented in financial assets at fair value through profit or loss.

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)   Financial assets (Continued)

In addition, the Group designates some equity instruments that are not held for trading as financial assets at FVOCI, are presented in financial assets at FVOCI. The relevant dividends of these financial assets are recognized in profit or loss. When derecognized, the cumulative gain or loss previously recognized in other comprehensive income is transferred to retained earnings.

(ii) Impairment

The Group recognizes a loss allowance for ECLs on a financial asset that is measured at amortized cost and a debt instrument that is measured at FVOCI.

The Group measures and recognizes ECLs, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the ECLs of financial instruments on different stages at each the date of the statement of financial position. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month ECLs. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognizes a loss allowance at an amount equal to lifetime ECLs. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognizes a loss allowance at an amount equal to lifetime ECLs.

For financial instruments that have low credit risk at the date of the statement of financial position, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month ECLs.

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

For trade accounts receivable and bills receivable and financial assets at FVOCI related to revenue, the Group measures the loss allowance at an amount equal to lifetime ECLs.

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

On derecognition of equity instruments at FVOCI, the amount accumulated in the fair value reserve is transferred to retained earnings. It is not recycled through profit or loss. While on derecognition of other financial assets, this difference is recognized in profit or loss.

(iv)Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)   Financial assets (Continued)

Financial guarantees issued are initially recognized at fair value, which is determined by reference to fees charged in an arm’s length transaction for similar services, when such information is obtainable, or to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss.

Subsequent to initial recognition, the amount initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued.

The Group monitors the risk that the specified debtor will default on the contract and recognizes a provision when ECLs on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees (i.e. the amount initially recognized, less accumulated amortization).

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

(m)   Derivative financial instruments and hedge accounting

Derivative financial instruments are recognized initially at fair value. At each date of the statement of financial position, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss, except where the derivatives qualify for hedge accounting.

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

Fair value hedges

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, or a portion of such an asset, liability or firm commitment.

The gain or loss from remeasuring the hedging instrument is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the recognized hedged item not measured at fair value and is recognized in profit or loss.

Any adjustment to the carrying amount of a hedged item is amortized to profit or loss if the hedged item is a financial instrument (or a component thereof) measured at amortized cost. The amortization is based on a recalculated effective interest rate at the date that amortization begins.

(n)  Impairment of assets

The carrying amounts of assets, including property, plant and equipment, construction in progress, right-of-use assets and other assets, are reviewed at each date of the statement of financial position to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each date of the statement of financial position.

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

The amount of the reduction is recognized as an expense in the consolidated income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal, or value in use, if determinable.

Management assesses at each date of the statement of financial position whether there is any indication that an impairment loss recognized for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognized as an income. The reversal is reduced by the amount that would have been recognized as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(o)   Trade, bills and other payables

Trade, bills and other payables generally are financial liabilities and are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)   Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated income statement over the period of borrowings using the effective interest method.

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

Sales of goods

Sales are recognized when control of the goods have transferred. Obtaining control of relevant goods means that a customer can direct the use of the goods and obtain almost all the economic benefits from it. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognized as revenues when a customer obtains control over the relevant goods.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)   Borrowing costs

Borrowing costs are expensed in the consolidated income statements in the period in which they are incurred, except to the extent that they are capitalized as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

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

(w)   Research and development expense

Research and development expenditures that cannot be capitalized are expensed in the period in which they are incurred. Research and development expense amounted to RMB 9,451, RMB 10,087 and RMB 11,481 for the years ended December 31, 2019, 2020 and 2021, respectively.

(x)    Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(i) As lessee

The Group recognizes a right-of-use asset at the date at which the leased asset is available for use by the Group, and recognizes a lease liability measured at the present value of the remaining lease payments. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognized in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from the date of the statement of financial position is presented in current liabilities.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset's useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)    Leases (Continued)

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

(y)   Employee benefits

The contributions payable under the Group’s retirement plans are recognized as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 37.

Termination benefits, such as employee reduction expenses, are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)  Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the statement of financial position liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilization against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each date of statement of financial position and is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(aa)  Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorized and declared after the date of statement of financial position, are not recognized as a liability at the date of statement of financial position and are separately disclosed in the notes to the financial statements. Dividends are recognized as a liability in the period in which they are declared.

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(bb)  Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3.    REVENUE FROM PRIMARY BUSINESS

Revenue from primary business represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas, which are recognized at a point in time.

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Gasoline	699,202	557,605	726,057
Diesel	615,342	422,566	542,260
Crude oil	549,720	351,707	429,038
Basic chemical feedstock	215,563	155,397	242,532
Synthetic resin	125,739	122,368	149,208
Kerosene	191,636	72,385	112,519
Natural gas	53,817	48,099	68,443
Synthetic fiber monomers and polymers	80,952	42,388	45,464
Others(i)	367,411	276,139	363,979
	2,899,382	2,048,654	2,679,500

Notes:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical byproducts and joint products.

4.    OTHER OPERATING REVENUES

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Sale of materials and others	57,321	54,986	59,990
Rental income	1,165	1,084	1,394
	58,486	56,070	61,384

5.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Variable lease payments, low-value and short-term lease payment	1,858	2,683	2,393
Auditor’s remuneration:
- Audit services	70	73	59
- Others	6	8	8

6.    PERSONNEL EXPENSES

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Salaries, wages and other benefits	71,029	78,542	91,560
Contributions to retirement schemes (Note 37)	12,025	8,983	11,932
	83,054	87,525	103,492

7.    TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Consumption tax (i)	204,388	197,542	213,894
City construction tax (ii)	16,398	15,710	18,044
Education surcharge	12,119	11,678	13,409
Resources tax	5,883	4,572	6,432
Others	5,814	5,516	7,253
	244,602	235,018	259,032

Notes:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20
(ii)	City construction tax and education surcharge is levied on an entity based on its paid amount of value-added tax and consumption tax.

8.    OTHER OPERATING INCOME / (EXPENSES), NET

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Government grants(i)	6,933	8,776	6,706
Ineffective portion of change in fair value of cash flow hedges	(222)	3,052	694
Net realized and unrealized loss on derivative financial instruments not qualified as hedging	(4,384)	(1,252)	(14,873)
Impairment losses on long-lived assets (ii)	(356)	(14,629)	(10,035)
(Loss)/gain on disposal of property, plant, equipment and other non-current assets, net	(1,829)	398	(3,062)
Fines, penalties and compensations	(173)	(43)	(220)
Donations	(210)	(301)	(165)
Others	(115)	(1,781)	(761)
	(356)	(5,780)	(21,716)

Notes:

(i)	Government grants for the years ended December 31, 2019, 2020 and 2021 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.
(ii)	Impairment losses recognized on long-lived assets of the exploration and production (“E&P”) segments were RMB 3, RMB 8,495 and RMB 2,467 for the years ended December 31, 2019, 2020 and 2021, respectively. The impairment comprised RMB 3, RMB 8,435 and RMB 2,467 on property, plant and equipment for the years ended December 31, 2019, 2020 and 2021, respectively, and RMB 60 on construction in progress for the year ended December 31, 2020. E&P segment determines recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which include significant judgements and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate of 10.47%, 10.47% and 10.47% for the years ended December 31, 2019, 2020 and 2021, respectively. Further future downward revisions to the Group’s oil or nature gas price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in gas price, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 184, RMB 4,548 and RMB 3,628 for the years ended December 31, 2019, 2020 and 2021, respectively. It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s property plant and equipment relating to oil and gas producing activities by approximately RMB 180, RMB 2,836 and RMB 2,400 for the year ended December 31, 2019, 2020 and 2021. It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group’s property, plant and equipment relating to oil and gas producing activities by approximately RMB 7, RMB 287 and RMB 180 for the year ended December 31, 2019, 2020 and 2021.

8.    OTHER OPERATING INCOME / (EXPENSES), NET (Continued)

Impairment losses recognized for the chemicals segment were RMB 17, RMB 3,675 and RMB 5,332 for the years ended December 31, 2019, 2020 and 2021, respectively, and comprised of impairment losses of RMB 4, RMB 2,680 and RMB 5,184 on property, plant and equipment for the years ended December 31, 2019, 2020 and 2021, respectively, RMB 29, RMB 744 and RMB 62 on construction in progress for the years ended December 31, 2019, 2020 and 2021, RMB 16 on intangible assets for the years ended December 31, 2021, RMB 251, RMB 70 for investment on associates and joint ventures for the year ended December 31, 2020 and 2021, respectively, written back RMB 16 on entrusted loans for the year ended December 31, 2019. Impairment losses recognized for the refining segment were RMB 256, RMB 1,923 and RMB 860 for the years ended December 31, 2019, 2020 and 2021, respectively, and comprised of impairment losses of RMB 151, RMB 226 and RMB 860 on property, plant and equipment for the years ended December 31, 2019, 2020 and 2021, respectively, and RMB 105 on construction in progress for the year ended December 31, 2019, RMB 1,697 for investment in joint venture for the year ended December 31, 2020. These impairment losses relate to certain refining and chemicals production facilities that are held for use for the years ended December 31, 2019, 2020 and 2021. The primary factors resulting in the impairment losses were due to the suspension of operations of certain production facilities, and evidence that indicate the economic performance of certain production facilities was lower than the expectation. The carrying amounts of these facilities were written down to their recoverable amounts, which were determined based on the present values of expected future cash flows of the assets using a pre-tax discount rates ranging from 9.87% to 11.60% and 10.50% to 13.9% for the years ended December 31, 2020 and 2021.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 80, RMB 536 and RMB 1,211 for the years ended December 31, 2019, 2020 and 2021 respectively. The impairment comprised of impairment losses of RMB 52, RMB 442 and RMB 873 on property, plant and equipment for the years ended December 31, 2019, 2020 and 2021, respectively, impairment losses of RMB 47 and RMB 246 on intangible assets for the year ended December 31, 2020 and 2021, respectively, impairment losses of RMB 2 on right of use assets for the year ended December 31, 2021, impairment losses of RMB 7, RMB 8 on investments in associates and joint ventures for the years ended December 31, 2020 and 2021, respectively, impairment losses of RMB 1, RMB 40 and RMB 82 on construction in progress for the years ended December 31, 2019, 2020 and 2021, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years, and impairment losses of RMB 27 on prepayments for the year ended December 31, 2019. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales and purchases of similar properties in the same geographic area.

Impairment loss recognized on long-lived assets of the corporate and others segment was RMB 165 for the year ended December 31, 2021. The impairment comprised of impairment loss of RMB 3 on property, plant and equipment and RMB 162 on investments in associates and joint ventures for the years ended December 31, 2021.

9.    INTEREST EXPENSE

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Interest expense incurred	7,042	6,517	5,679
Less: Interest expense capitalized*	(1,015)	(2,011)	(996)
	6,027	4,506	4,683
Interest expense on lease liabilities	9,646	9,349	9,200
Accretion expenses (Note 32)	1,418	1,343	1,135
Interest expense	17,091	15,198	15,018
* Interest rates per annum at which borrowing costs were capitalized for construction in progress	2.92% to 4.66%	2.60% to 4.66%	1.84% to 4.35%

10.     INVESTMENT INCOME

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Investment income from disposal of business and long-term equity investments (i)	185	37,525	82
Dividend income from holding of other equity instrument investments	492	156	34
Others	242	63	182
	919	37,744	298

Note:

(i)	The Company and Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Company Limited (“Marketing Company”), the subsidiaries of the Company entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Assets and the Agreement on Additional Issuance of Equity to Purchase Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), on July 21, 2020 and on July 23, 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose target business, including equity interests in the relevant companies, oil and gas pipeline and ancillary facilities, to PipeChina. The above transactions were considered and approved by the 15th Session of 7th Directorate Meeting on July 23, 2020 and the second Extraordinary General Meeting on September 28, 2020. The transaction consideration was mainly additional issuance of equity and/or cash payment by PipeChina and the gain on above transactions was RMB 37,731 in 2020.

11.    INCOME TAX EXPENSE

Income tax expense in the consolidated income statement represents:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Current tax
- Provision for the year	15,136	14,334	17,522
- Adjustment of prior years	(467)	(117)	(462)
Deferred taxation (Note 25)	3,385	(7,873)	6,258
	18,054	6,344	23,318

11.    INCOME TAX EXPENSE (Continued)

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Earnings before income tax	90,161	48,615	109,169
Expected PRC income tax expense at a statutory tax rate of 25%	22,540	12,154	27,292
Tax effect of non-deductible expenses	2,402	3,281	5,948
Tax effect of non-taxable income	(4,458)	(8,330)	(8,096)
Tax effect of preferential tax rate (i)	(2,003)	(1,011)	(2,766)
Effect of income taxes at foreign operations	(312)	(730)	(222)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(335)	(65)	(701)
Tax effect of tax losses not recognized	498	1,087	1,391
Write-down of deferred tax assets	189	75	934
Adjustment of prior years	(467)	(117)	(462)
Actual income tax expense	18,054	6,344	23,318

Note:

(i)	The provision for PRC current income tax is based on a statutory income tax rate of 25%of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2021. According to Announcement [2020] No. 23 of the Ministry of Finance (“ MOF”) “Announcement of the MOF, the State Taxation Administration and the National Development and Reform Commission on continuation of the income tax policy of western development enterprises”, the preferential tax rate of 15% extends from January 1, 2021 to December 31, 2030.

12.   OTHER COMPREHENSIVE INCOME

	Years ended December 31,
	2019			2020			2021
	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax
	amount	effect	amount	amount	effect	amount	amount	effect	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	5,258	(974)	4,284	9,207	(2,295)	6,912	15,659	(3,881)	11,778
Reclassification adjustments for amounts transferred to the consolidated income statement	853	(196)	657	198	(37)	161	8,858	(1,618)	7,240
Net movement during the year recognized in other comprehensive income (i)	6,111	(1,170)	4,941	9,405	(2,332)	7,073	24,517	(5,499)	19,018
Changes in the fair value of instruments at fair value through other comprehensive income	(39)	8	(31)	(6)	(4)	(10)	(6)	2	(4)
Transfer of loss on disposal of equity investments at fair value through other comprehensive income to retained earnings	—	—	—	(12)	—	(12)	—	—	—
Net movement during the year recognized in other comprehensive income	(39)	8	(31)	(18)	(4)	(22)	(6)	2	(4)
Cost of hedging reserve	—	—	—	162	—	162	(220)	—	(220)
Share of other comprehensive loss of associates and joint ventures	(810)	—	(810)	(2,441)	—	(2,441)	441	—	441
Foreign currency translation differences	1,480	—	1,480	(4,457)	—	(4,457)	(1,728)	—	(1,728)
Other comprehensive income	6,742	(1,162)	5,580	2,651	(2,336)	315	23,004	(5,497)	17,507

Note:

(i)    As at December 31, 2020 and 2021, cash flow hedge reserve amounted to a gain of RMB 8,176 and a gain of RMB 7,244, respectively, of which a gain of RMB 7,805 and a gain of RMB 7,214 were attributable to owners of the Company.

13.   BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2019, 2020 and 2021 is based on the net income attributable to ordinary owners of the Company of RMB 57,517, RMB 33,443 and RMB 71,975, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 121,071,209,646, respectively.

The calculation of diluted earnings per share for the years ended December 31, 2019, 2020 and 2021 is based on the net income attributable to ordinary owners of the Company (diluted) of RMB 57,517, RMB 33,443 and RMB 71,975, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 121,071,209,646, respectively, calculated as follows:

(i)Net income attributable to ordinary owners of the Company (diluted)

	2019	2020	2021
	RMB	RMB	RMB

Net income attributable to ordinary owners of the Company	57,517	33,443	71,975
Net income attributable to ordinary owners of the Company (diluted)	57,517	33,443	71,975

(ii)Weighted average number of shares (diluted)

	2019	2020	2021
	Number of	Number of	Number of
	shares	shares	shares

Weighted average number of shares as at December 31	121,071,209,646	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) as at December 31	121,071,209,646	121,071,209,646	121,071,209,646

14.   DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 40.

15.   TRADE ACCOUNTS RECEIVABLE

	December 31,
	2020	2021
	RMB	RMB

Amounts due from third parties	22,473	30,159
Amounts due from Sinopec Group Company and fellow subsidiaries	12,045	2,199
Amounts due from associates and joint ventures	4,781	6,536
	39,299	38,894
Less: Loss allowance for ECLs	(3,860)	(4,033)
	35,439	34,861

The ageing analysis of trade accounts receivable (net of loss allowance for ECLs) is as follows:

	December 31,
	2020	2021
	RMB	RMB

Within one year	34,361	34,180
Between one and two years	931	442
Between two and three years	64	221
Over three years	83	18
	35,439	34,861

15.   TRADE ACCOUNTS RECEIVABLE (Continued)

Loss allowance for ECLs are analyzed as follows:

	2019	2020	2021
	RMB	RMB	RMB

Balance as at January 1	606	1,848	3,860
Provision for the year	1,566	2,173	436
Written back for the year	(283)	(68)	(127)
Written off for the year	(41)	(23)	(30)
Others	—	(70)	(106)
Balance as at December 31	1,848	3,860	4,033

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

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 40.

16.   INVENTORIES

	December 31,
	2020	2021
	RMB	RMB

Crude oil and other raw materials	60,379	109,940
Work in progress	13,066	15,701
Finished goods	78,481	84,174
Spare parts and consumables	3,372	2,515
	155,298	212,330
Less: Allowance for diminution in value of inventories	(3,107)	(4,897)
	152,191	207,433

Allowance for diminution in value of inventories is analyzed as follows:

	2019	2020	2021
	RMB	RMB	RMB

Balance as at January 1	6,401	2,597	3,107
Allowance for the year	1,616	11,689	3,148
Reversal of allowance	(199)	(333)	(18)
Written off	(5,233)	(10,795)	(1,300)
Others	12	(51)	(40)
Balance as at December 31	2,597	3,107	4,897

During the years ended December 31, 2019, 2020 and 2021, the costs of inventories recognized as an expense in the consolidated income statement were RMB 2,438,298, RMB 1,657,227 and RMB 2,177,141, respectively. Such costs include the write-down of inventories of RMB 1,616, RMB 11,689 and RMB 3,148, respectively, and the reversal of write-down of inventories of RMB 199, RMB 333 and RMB 18, respectively. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement. The write-down of inventories which were realized primarily with the sales of inventories for the years ended December 31, 2019, 2020 and 2021 were RMB 5,233, RMB 10,795 and RMB 1,300. The write-down of inventories for the year ended December 31, 2021 was mainly related to crude oil and finished goods.

17.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2020	2021
	RMB	RMB

Receivables	35,096	35,918
Advances to suppliers	4,857	9,267
Value-added input tax to be deducted	18,625	19,137
Prepaid income tax	131	5,109
	58,709	69,431

18.   PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas	machinery
	buildings	properties	and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as at January 1, 2020	132,327	727,552	1,027,324	1,887,203
Additions	390	1,563	5,163	7,116
Transferred from construction in progress	10,965	32,214	98,427	141,606
Reclassifications	1,443	(125)	(1,318)	—
Invest into the joint ventures and associated companies	—	—	(115)	(115)
Reclassification to other long-term assets	(38)	—	(1,052)	(1,090)
Disposals	(6,396)	(806)	(131,501)	(138,703)
Exchange adjustments	(141)	(2,806)	(226)	(3,173)
Balance as at December 31, 2020	138,550	757,592	996,702	1,892,844

Balance as at January 1, 2021	138,550	757,592	996,702	1,892,844
Additions	509	2,192	5,177	7,878
Transferred from construction in progress	5,487	40,357	65,182	111,026
Reclassifications	646	(617)	(29)	—
Invest into the joint ventures and associated companies	(8)	—	(188)	(196)
Reclassification to other long-term assets	(665)	(22)	(1,027)	(1,714)
Disposals	(1,297)	(5,517)	(17,495)	(24,309)
Exchange adjustments	(57)	(940)	(95)	(1,092)
Balance as at December 31, 2021	143,165	793,045	1,048,227	1,984,437

Accumulated depreciation and impairment losses:
Balance as at January 1, 2020	61,069	587,192	608,622	1,256,883
Depreciation for the year	4,680	32,054	48,760	85,494
Impairment losses for the year	684	4,739	6,360	11,783
Reclassifications	393	(98)	(295)	—
Invest into the joint ventures and associated companies	—	—	(54)	(54)
Reclassification to other long-term assets	(8)	—	(161)	(169)
Written back on disposals	(3,229)	(464)	(48,125)	(51,818)
Exchange adjustments	(49)	(2,703)	(138)	(2,890)
Balance as at December 31, 2021	63,540	620,720	614,969	1,299,229

Balance as at January 1, 2021	63,540	620,720	614,969	1,299,229
Depreciation for the year	4,586	39,670	48,568	92,824
Impairment losses for the year	742	1,904	6,774	9,420
Reclassifications	185	(410)	225	—
Invest into the joint ventures and associated companies	(5)	—	(133)	(138)
Reclassification to other long-term assets	(82)	(7)	(170)	(259)
Written back on disposals	(771)	(135)	(13,668)	(14,574)
Exchange adjustments	(29)	(904)	(57)	(990)
Balance as at December 31, 2021	68,166	660,838	656,508	1,385,512

Net book value:
Balance as at January 1, 2020	71,258	140,360	418,702	630,320
Balance as at December 31, 2020	75,010	136,872	381,733	593,615
Balance as at December 31, 2021	74,999	132,207	391,719	598,925

The Group compares the carrying amount of individual cash-generating units which were grouped for the property, plant and equipment related to oil and gas producing activities with its value in use, using a discounted cash flow forecast prepared based on the future production profiles included in the oil and gas reserve reports, and recorded impairment losses amounting to RMB 8,435 and RMB 2,467 for the years ended 31 December 2020 and 2021.

18.   PROPERTY, PLANT AND EQUIPMENT (Continued)

The additions to oil and gas properties of the Group for the years ended December 31, 2020 and 2021 included RMB 1,563 and RMB 2,163 respectively, of estimated dismantlement costs for site restoration.

As at December 31, 2020 and 2021, the Group had no individual substantial property, plant and equipment which have been pledged.

As at December 31, 2020 and 2021, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

As at December 31, 2020 and 2021, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

19.   CONSTRUCTION IN PROGRESS

	2020	2021
	RMB	RMB

Balance as at January 1	176,119	125,525
Additions	131,099	159,729
Dry hole costs written off	(5,928)	(7,702)
Transferred to property, plant and equipment	(141,606)	(111,026)
Reclassification to other long-term assets	(11,464)	(10,302)
Impairment losses for the year	(844)	(144)
Disposals and others	(21,798)	(107)
Exchange adjustments	(53)	(34)
Balance as at December 31	125,525	155,939

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2019	2020	2021
	RMB	RMB	RMB

At beginning of year	7,296	8,961	11,129
Additions, pending the determination of proved reserves	8,528	10,779	12,666
Transferred to oil and gas properties based on the determination of proved reserves	(2,822)	(3,687)	(6,208)
Dry hole costs written off	(4,041)	(4,924)	(5,332)
At end of year	8,961	11,129	12,255

The above disclosure did not include amounts that were capitalized and subsequently expensed in the same year.

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2019	2020	2021
	RMB	RMB	RMB

One year or less	7,794	10,586	11,168
Over one year	1,167	543	1,087
	8,961	11,129	12,255

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2019, 2020 and 2021 amounted to RMB 4,024, RMB 3,166 and RMB 4,174, respectively.

20.   RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB	RMB	RMB
Cost:
Balance as at January 1, 2020	248,775	34,188	282,963
Additions	14,370	9,653	24,023
Decreases	(9,790)	(3,140)	(12,930)
Balance as at December 31, 2020	253,355	40,701	294,056

Balance as at January 1, 2021	253,355	40,701	294,056
Additions	13,263	9,650	22,913
Decreases	(2,862)	(3,430)	(6,292)
Balance as at December 31, 2021	263,756	46,921	310,677

Accumulated depreciation:
Balance as at January 1, 2020	9,101	5,702	14,803
Additions	9,358	6,354	15,712
Decreases	(896)	(1,575)	(2,471)
Balance as at December 31, 2020	17,563	10,481	28,044

Balance as at January 1, 2021	17,563	10,481	28,044
Additions	9,966	6,863	16,829
Decreases	(407)	(2,197)	(2,604)
Balance as at December 31, 2021	27,122	15,147	42,269

Net book value:
Balance as at January 1, 2020	239,674	28,486	268,160
Balance as at December 31, 2020	235,792	30,220	266,012
Balance as at December 31, 2021	236,634	31,774	268,408

21.   GOODWILL

	December 31,
	2020	2021
	RMB	RMB

Cost	16,481	16,455
Less: Accumulated impairment losses	(7,861)	(7,861)
	8,620	8,594

21.   GOODWILL (Continued)

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

		December 31,
		2020	2021
	PRINCIPAL ACTIVITIES	RMB	RMB

Sinopec Zhenhai Refining and Chemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited ("Shanghai SECCO")	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individually significant goodwill		1,032	1,006
		8,620	8,594

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.4% to 13.4% and 11.4% to 11.7% for the years ended December 31, 2020 and 2021, respectively. Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognized for the year ended December 31, 2021.

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

22.   INTEREST IN ASSOCIATES (Continued)

The Group’s principal associates are as follows:

				Percentage
		Particulars	Percentage	of equity
	Form of	of issued	of equity	held by the
	business	and paid	held by the	Company’s	Principal	Country of	Principal place
Name of company	structure	up capital	Company	subsidiaries	activities	incorporation	of business
			%	%
PipeChina (i)	Incorporated	Registered capital RMB 500,000 million	9.42	4.58	Operation of oil and natural gas pipeline and auxiliary facilities	PRC	PRC
Sinopec Finance Company Limited ("Sinopec Finance")	Incorporated	Registered capital RMB 18,000 million	49.00	—	Provision of non-banking financial services	PRC	PRC
Sinopec Capital Co.,Ltd. ("Sinopec Capital")	Incorporated	Registered capital RMB 10,000 million	49.00	—	Project and equity investment, investment management, investment consulting, self-owned equity management	PRC	PRC
Zhongtian Synergetic Energy Company Limited ("Zhongtian Synergetic Energy")	Incorporated	Registered capital RMB 17,516 million	—	38.75	Mining coal and manufacturing of coal-chemical products	PRC	PRC
Caspian Investments Resources Ltd. ("CIR")	Incorporated	Registered capital USD 10,002	—	50.00	Crude oil and natural gas extraction	British Virgin Islands	The Republic of Kazakhstan

Summarized financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

							Zhongtian
	PipeChina		Sinopec Finance		Sinopec Capital		Synergetic Energy		CIR
	December 31,		December 31,		December 31,		December 31,		December 31,
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	74,012	86,335	175,139	194,458	11,871	13,140	3,721	3,532	2,402	576
Non-current assets	655,982	768,161	53,008	55,086	106	102	53,124	51,331	903	870
Current liabilities	(55,562)	(136,150)	(197,872)	(217,987)	(18)	(28)	(8,315)	(8,577)	(699)	(822)
Non-current liabilities	(104,150)	(103,243)	(514)	(602)	(411)	(676)	(28,422)	(22,216)	(286)	(144)
Net assets	570,282	615,103	29,761	30,955	11,548	12,538	20,108	24,070	2,320	480
Net assets attributable to owners of the Company	505,336	526,241	29,761	30,955	11,548	12,538	20,108	24,070	2,320	480
Net assets attributable to non-controlling interests	64,946	88,862	—	—	—	—	—	—	—	—
Share of net assets from associates	70,747	73,674	14,583	15,168	5,659	6,144	7,792	9,327	1,160	240
Carrying Amounts	70,747	73,674	14,583	15,168	5,659	6,144	7,792	9,327	1,160	240

Summarized statement of comprehensive income

	PipeChina								Zhongtian Synergetic
	(ii)		Sinopec Finance			Sinopec Capital			Energy			CIR
Year ended December 31	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	22,766	101,572	4,966	4,742	5,177	—	2	2	13,329	11,707	16,959	2,334	1,252	1,826
Net income for the year	6,444	29,776	2,234	2,027	2,168	232	1,278	990	1,994	551	4,184	424	181	461
Other comprehensive income	—	2	411	(372)	26	—	—	—	—	—	—	151	(308)	3
Total comprehensive income	6,444	29,778	2,645	1,655	2,194	232	1,278	990	1,994	551	4,184	575	(127)	464
Dividends declared by associates	—	442	—	—	490	—	—	—	219	284	86	—	2,517	1,152
Share of net income from associates	709	3,205	1,095	993	1,062	114	626	485	773	214	1,621	212	91	231
Share of other comprehensive income from associates (iii)	—	—	201	(182)	13	—	—	—	—	—	—	76	(154)	2

The share of net income for years ended December 31, 2019, 2020 and 2021 in all individually immaterial associates accounted for using equity method in aggregate were RMB 6,198, RMB 3,444 and 7,283 respectively.

The share of other comprehensive income for the years ended December 31, 2019, 2020 and 2021 in all individually immaterial associates accounted for using equity method in aggregate were a loss of RMB 299 , a loss of RMB 1,101 and a profit of RMB 271, respectively.

The carrying amount as at December 31, 2020 and 2021 of all individually immaterial associates accounted for using equity method in aggregate were RMB 36,222 and RMB 44,176, respectively.

22.   INTEREST IN ASSOCIATES (Continued)

Summarized statement of comprehensive income (Continued)

Notes:

(i)	The Group has a member in the Board of Directors of PipeChina. According to the structure and the resolution mechanism of the Board of Directors, the Group can exercise significant influence on PipeChina.
(ii)	The summarized statement of comprehensive income for the year 2020 presents the operating results from the date when the Group can exercise significant influence on PipeChina to December 31, 2020.
(iii)	Including foreign currency translation differences.

23.   INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures which are incorporated companies are as follows:

				Percentage of
		Particulars of	Percentage of	equity held by
	Country of	issued and paid	equity held by	the Company’s		Principal place of
Name of company	incorporation	up capital	the Company	subsidiaries	Principal activities	business
			%	%
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	Registered capital RMB 14,758 million	—	50.00	Manufacturing refining oil products	PRC
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Registered capital RMB 12,704 million	30.00	10.00	Manufacturing and distribution of petrochemical products	PRC
Taihu Limited (“Taihu”)	Cyprus	Registered capital USD 25,000	—	49.00	Crude oil and natural gas extraction	Russia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Registered capital USD 1,560 million	—	37.50	Petroleum refining and processing business	Saudi Arabia
Sinopec SABIC Tianjin Petrochemical Company Limited ("Sinopec SABIC Tianjin")	PRC	Registered capital RMB 10,520 million	—	50.00	Manufacturing and distribution of petrochemical products	PRC

Summarized balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

									Sinopec SABIC
	FREP		BASF-YPC		Taihu		YASREF		Tianjin
	December 31,		December 31,		December 31,		December 31,		December 31,
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets
Cash and cash equivalents	7,448	6,562	1,838	5,375	1,280	1,258	1,408	5,441	5,259	4,820
Other current assets	7,492	9,217	4,777	6,953	1,223	2,188	7,516	12,404	2,665	3,437
Total current assets	14,940	15,779	6,615	12,328	2,503	3,446	8,924	17,845	7,924	8,257
Non-current assets	15,237	13,744	9,993	9,336	12,531	14,032	45,413	41,947	18,258	18,835
Current liabilities
Current financial liabilities	(1,203)	(1,177)	(456)	(77)	(38)	(32)	(9,520)	(9,549)	(998)	(597)
Other current liabilities	(5,147)	(5,008)	(2,190)	(2,546)	(1,043)	(1,931)	(8,644)	(15,844)	(3,052)	(3,547)
Total current liabilities	(6,350)	(6,185)	(2,646)	(2,623)	(1,081)	(1,963)	(18,164)	(25,393)	(4,050)	(4,144)
Non-current liabilities
Non-current financial liabilities	(8,761)	(6,857)	—	—	(85)	(85)	(29,650)	(30,903)	(6,773)	(7,599)
Other non-current liabilities	(235)	(242)	(42)	(92)	(2,017)	(1,439)	(2,008)	(1,723)	(378)	(382)
Total non-current liabilities	(8,996)	(7,099)	(42)	(92)	(2,102)	(1,524)	(31,658)	(32,626)	(7,151)	(7,981)
Net assets	14,831	16,239	13,920	18,949	11,851	13,991	4,515	1,773	14,981	14,967
Net assets attributable to owners of the Company	14,831	16,239	13,920	18,949	11,439	13,523	4,515	1,773	14,981	14,967
Net assets attributable to non-controlling interests	—	—	—	—	412	468	—	—	—	—
Share of net assets from joint ventures	7,416	8,120	5,568	7,580	5,605	6,626	—	—	7,491	7,484
Carrying Amounts	7,416	8,120	5,568	7,580	5,605	6,626	—	—	7,491	7,484

23.   INTEREST IN JOINT VENTURES (Continued)

Summarized statement of comprehensive income

	FREP			BASF-YPC			Taihu			YASREF			Sinopec SABIC Tianjin
Year ended December 31,	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	57,047	38,691	47,224	19,590	15,701	27,499	15,222	9,528	15,190	75,940	37,337	68,548	20,541	14,881	24,631
Depreciation, depletion and amortization	(2,541)	(2,222)	(2,789)	(1,474)	(1,244)	(1,467)	(629)	(541)	(667)	(3,048)	(3,140)	(3,224)	(1,094)	(1,085)	(1,164)
Interest income	124	118	147	32	27	52	94	291	451	58	17	6	171	183	209
Interest expense	(597)	(535)	(411)	(26)	(16)	(5)	(265)	(20)	(107)	(1,470)	(1,136)	(945)	(134)	(131)	(89)
Earning/(loss) before income tax	964	520	2,261	2,314	1,518	8,218	3,320	2,304	2,864	(1,292)	(7,193)	(2,868)	2,178	954	1,393
Tax expense	(197)	(87)	(597)	(579)	(379)	(2,054)	(708)	(378)	(601)	(8)	1,057	332	(533)	(236)	(407)
Net income/(loss) for the year	767	433	1,664	1,735	1,139	6,164	2,612	1,926	2,263	(1,300)	(6,136)	(2,536)	1,645	718	986
Other comprehensive income	—	—	—	—	—	—	(1,105)	(3,368)	(123)	(261)	(584)	(206)	—	—	—
Total comprehensive income	767	433	1,664	1,735	1,139	6,164	1,507	(1,442)	2,140	(1,561)	(6,720)	(2,742)	1,645	718	986
Dividends declared by joint ventures	1,400	300	128	1,224	691	454	—	—	—	—	—	—	1,750	—	500
Share of net income/(loss) from joint ventures	384	217	832	694	456	2,466	1,235	911	1,081	(488)	(2,301)	—	823	359	493
Share of other comprehensive income from joint ventures (i)	—	—	—	—	—	—	(522)	(1,593)	(60)	(98)	(219)	—	—	—	—

The share of net income for the years ended December 31, 2019, 2020 and 2021 in all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 1,737, RMB 993 and RMB 4,494, respectively.

The share of other comprehensive income for the years ended December 31, 2019, 2020 and 2021 in all individually immaterial joint ventures accounted for using equity method in aggregate were a loss of RMB 168, a profit of RMB 808 and a profit of RMB 215, respectively.

The carrying amount as at December 31, 2020 and 2021 of all individually immaterial joint ventures accounted for using equity method in aggregate were RMB  26,099 and RMB 30,640, respectively.

Note:

(i)	Including foreign currency translation differences.

24.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31,
	2020	2021
	RMB	RMB

Non-current assets
Unlisted equity instruments	1,376	588
Listed equity instruments	149	179

Current assets
Trade accounts receivable and bills receivable (i)	8,735	5,939
	10,260	6,706

Note:

(i)	As at December 31, 2020 and 2021, bills receivable and certain trade accounts receivable were classified as financial assets at FVOCI, as the Group's business model is achieved both by collecting contractual cash flows and selling of these assets.

25.    DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities
	December 31,		December 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
Receivables and inventories	2,411	3,763	—	—
Payables	1,286	2,858	—	—
Cash flow hedges	1,790	258	(4,420)	(2,709)
Property, plant and equipment	15,793	16,777	(13,415)	(15,037)
Tax losses carried forward	13,322	4,749	—	—
Financial assets at fair value through other comprehensive income	127	127	(11)	(9)
Intangible assets	869	1,008	(517)	(492)
Others	371	1,056	(676)	(870)
Deferred tax assets/(liabilities)	35,969	30,596	(19,039)	(19,117)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	December 31,
	2020	2021
	RMB	RMB

Deferred tax assets	10,915	11,207
Deferred tax liabilities	10,915	11,207

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	December 31,
	2020	2021
	RMB	RMB

Deferred tax assets	25,054	19,389
Deferred tax liabilities	8,124	7,910

As at December 31, 2020 and 2021, certain subsidiaries of the Company did not recognize deferred tax of deductible loss carried forward of RMB 17,718 and RMB 18,342, respectively, of which RMB 4,349 and RMB 5,564 were incurred for the years ended December 31, 2020 and 2021, respectively, because it was not probable that the future taxable profits will be available. These deductible losses carried forward of RMB 4,135, RMB 2,308, RMB 1,986, RMB 4,349 and RMB 5,564 will expire in 2022, 2023, 2024, 2025, 2026 and after, respectively.

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

25.   DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

		Recognized in	Recognized in			Balance
	Balance as at	consolidated	other		Transferred	as at
	January 1,	statement of	comprehensive		from	December 31,
	2019	income	income	Others	reserve	2019
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	2,563	(17)	—	—	—	2,546
Payables	1,808	(667)	—	1	—	1,142
Cash flow hedges	1,104	73	(1,195)	—	(250)	(268)
Property, plant and equipment	6,761	(2,575)	(39)	(1)	—	4,146
Tax losses carried forward	3,709	(151)	38	(2)	—	3,594
Financial assets at fair value through other comprehensive income	116	—	8	—	—	124
Intangible assets	(61)	148	—	—	—	87
Others	(254)	(196)	(49)	(65)	—	(564)
Net deferred tax assets/(liabilities)	15,746	(3,385)	(1,237)	(67)	(250)	10,807

		Recognized in	Recognized in			Balance
	Balance as at	consolidated	other		Transferred	as at
	January 1,	statement of	comprehensive		from	December 31,
	2020	income	income	Others	reserve	2020
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	2,546	(122)	(12)	(1)	—	2,411
Payables	1,142	144	—	—	—	1,286
Cash flow hedges	(268)	(42)	(2,316)	—	(4)	(2,630)
Property, plant and equipment	4,146	(2,244)	127	349	—	2,378
Tax losses carried forward	3,594	9,960	(84)	(148)	—	13,322
Financial assets at fair value through other comprehensive income	124	(4)	(4)	—	—	116
Intangible assets	87	19	—	246	—	352
Others	(564)	162	24	73	—	(305)
Net deferred tax assets/(liabilities)	10,807	7,873	(2,265)	519	(4)	16,930

		Recognized in	Recognized in			Balance
	Balance as at	consolidated	other		Transferred	as at
	January 1,	statement of	comprehensive		from	December 31,
	2021	income	income	Others	reserve	2021
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	2,411	1,378	(26)	—	—	3,763
Payables	1,286	1,572	—	—	—	2,858
Cash flow hedges	(2,630)	(203)	(5,499)	—	5,881	(2,451)
Property, plant and equipment	2,378	(1,004)	41	325	—	1,740
Tax losses carried forward	13,322	(8,554)	(19)	—	—	4,749
Financial assets at fair value through other comprehensive income	116	—	2	—	—	118
Intangible assets	352	63	—	101	—	516
Others	(305)	490	(3)	4	—	186
Net deferred tax assets/(liabilities)	16,930	(6,258)	(5,504)	430	5,881	11,479

26.   LONG-TERM PREPAYMENTS AND OTHER ASSETS

	December 31,
	2020	2021
	RMB	RMB

Operating rights of service stations	31,856	29,714
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	2,801	1,520
Prepayments for construction projects to third parties	5,861	7,470
Others (i)	34,025	31,326
	74,543	70,030

Note:

(i)	Others mainly comprise time deposits with terms of three years, catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2020	2021
	RMB	RMB
Operating rights of service stations
Cost:
Balance as at January 1	53,549	53,567
Additions	493	912
Decreases	(475)	(688)
Balance as at December 31	53,567	53,791
Accumulated amortization:
Balance as at January 1	19,536	21,711
Additions	2,365	2,699
Decreases	(190)	(333)
Balance as at December 31	21,711	24,077
Net book value as at December 31	31,856	29,714

27.   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	December 31,
	2020	2021
	RMB	RMB
Third parties’ debts
Short-term bank loans	16,111	24,959
RMB denominated	16,111	24,959
Short-term other loans	3	—
RMB denominated	3	—
Current portion of long-term bank loans	4,637	3,293
RMB denominated	4,613	3,281
USD denominated	24	12
Current portion of long-term corporate bonds	—	7,000
RMB denominated	—	7,000
	4,637	10,293
Corporate bonds	3,018	—
RMB denominated	3,018	—
	23,769	35,252
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	4,642	2,407
RMB denominated	1,141	1,320
USD denominated	3,298	934
Hong Kong Dollar ("HKD") denominated	31	—
European Dollar ("EUR") denominated	172	153
Current portion of long-term loans	622	466
RMB denominated	622	466
	5,264	2,873
	29,033	38,125

The Group’s weighted average interest rates on short-term loans were 2.53% and 2.72% per annum as at December 31, 2020 and 2021, respectively. The above borrowings are unsecured.

27.   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

		December 31,
	Interest rate and final maturity	2020	2021
		RMB	RMB
Third parties’ debts

Long-term bank loans

RMB denominated	Interest rates ranging from 1.08% to 4.00% per annum as at December 31, 2021 with maturities through 2039	38,226	38,880

USD denominated	Interest rates at 1.55% per annum as at December 31, 2021 with maturities through 2038	92	64
		38,318	38,944

Corporate bonds(i)

RMB denominated	Fixed interest rates ranging from 2.20% to 4.90% per annum as at December 31, 2021 with maturities through 2026	26,977	38,522
USD denominated	Fixed interest rates ranging from 3.13 % to 4.25 % per annum as at December 31, 2021 with maturities through 2043	11,379	11,127
		38,356	49,649
Total third parties’ long-term debts		76,674	88,593

Less: Current portion		(4,637)	(10,293)
		72,037	78,300
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum as at December 31, 2021 with maturities through 2037	11,013	12,988
USD denominated	Interest rates at 1.65% per annum as at December 31, 2021 with maturities in 2027	1,387	1,168

Less: Current portion		(622)	(466)
		11,778	13,690
		83,815	91,990

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortized cost.

Note:

(i)	The Company issued corporate bonds with a maturity of five years on 26 July 2021 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 5 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 3.20% per annum and the interest is paid once a year.

The Company issued corporate bonds with a maturity of three years on 5 August 2021 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 2 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.95% per annum and the interest is paid once a year.

27.   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

The Company issued corporate bonds with a maturity of two years on 6 August 2021 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 2 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.80% per annum and the interest is paid once a year.

The Company issued corporate bonds with a maturity of three years on 27 December 2021 at par value of RMB 100. The total issued amount of the corporate bonds is RMB 2.55 billion. The corporate bonds adopt a simple interest rate on an annual basis with a fixed rate at 2.50% per annum and the interest is paid once a year.

These corporate bonds are carried at amortized cost.

28.   LEASE LIABILITIES

	December 31,
	2020	2021
	RMB	RMB
Lease liabilities
Current	15,293	15,173
Non-current	171,740	170,233
	187,033	185,406

29.   TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	December 31,
	2020	2021
	RMB	RMB

Amounts due to third parties	132,256	193,547
Amounts due to Sinopec Group Company and fellow subsidiaries	11,512	4,227
Amounts due to associates and joint ventures	7,746	6,145
	151,514	203,919
Bills payable	10,394	11,721
Trade accounts payable and bills payable measured at amortized cost	161,908	215,640

30.   CONTRACT LIABILITIES

As at December 31, 2020 and 2021, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are expected to be satisfied and revenue is recognized within one year.

31.   OTHER PAYABLES

	December 31,
	2020	2021
	RMB	RMB

Salaries and welfare payable	7,129	14,048
Interest payable	667	822
Payables for constructions	42,027	54,596
Other payables	59,023	93,764
Financial liabilities carried at amortized costs	108,846	163,230
Taxes other than income tax	70,262	76,458
	179,108	239,688

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

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2019	2020	2021
	RMB	RMB	RMB

Balance as at January 1	42,007	42,438	43,713
Provision for the year	1,408	1,563	2,163
Accretion expenses	1,418	1,343	1,135
Decrease for the year	(2,439)	(1,490)	(6,435)
Exchange adjustments	44	(141)	(81)
Balance as at December 31	42,438	43,713	40,495

33.   SHARE CAPITAL

	December 31,
	2020	2021
	RMB	RMB
Registered, issued and fully paid
95,557,771,046 listed A shares (2020: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2020: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

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

33.   SHARE CAPITAL (Continued)

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

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity, debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-capital ratio of the Group was 10.1% and 10.6% as at December 31, 2020 and 2021, respectively. The liability-to-asset ratio of the Group was 49.0% and 51.6% as at December 31, 2020 and 2021, respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 27 and 34, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

34.   COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

From January 1, 2019, the Group has recognized right-of-use assets for these leases, except for short-term and low-value leases, see Note 20 for further information.

34.   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments

As at December 31, 2020 and 2021, the capital commitments of the Group are as follows:

	December 31,
	2020	2021
	RMB	RMB

Authorized and contracted for (i)	171,597	184,430
Authorized but not contracted for	33,997	90,227
	205,594	274,657

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments as at December 31, 2020 and 2021 of the Group were RMB 13,172 and RMB 3,648, respectively.

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognized were approximately RMB 179, RMB 231 and RMB 181 for the years ended December 31, 2019, 2020 and 2021, respectively.

Estimated future annual payments are as follows:

	December 31,
	2020	2021
	RMB	RMB

Within one year	390	301
Between one and two years	99	112
Between two and three years	66	110
Between three and four years	63	102
Between four and five years	56	64
Thereafter	824	846
	1,498	1,535

34.   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities

As at December 31, 2020 and 2021, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	December 31,
	2020	2021
	RMB	RMB

Joint ventures (ii)	6,390	9,117
Associates (iii)	8,450	5,746
	14,840	14,863

Management monitors the risk that the specified debtor will default on the contract and recognizes a provision when ECLs on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees. At 31 December 2020 and 2021, the Group estimates that there is no material liability having been accrued for ECLs related to the Group’s obligation under these guarantee arrangements.

Notes:

(ii)	The Group provided a guarantee in respect to standby credit facilities granted to Zhongan United Coal Chemical Co., Ltd. (“Zhongan United”) by banks amounting to RMB 7,100. For the years ended December 31, 2020 and 2021 the amount withdrawn (The portion corresponding to the shareholding ratio of the Group) by Zhongan United from banks and guaranteed by the Group was RMB 6,390 and RMB 5,680. The Group provided a guarantee in respect to standby credit facilities granted to Amur Gas Chemical Complex Limited Liability Company (“Amur Gas”) by banks amounting to RMB 23,208. For the years ended December 31, 2020 and 2021 the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Amur Gas from banks and guaranteed by the Group was RMB Nil and RMB 3,264.

The Group provided a guarantee in respect to payment obligation under the raw material supply agreement of Amur Gas amount to RMB 15,493. For the years ended December 31, 2020 and 2021 Amur Gas has not yet incurred the relevant payment obligations and therefore the Group has no guarantee amount.

The Group provided a guarantee in respect the engineering services agreement of Amur Gas amounting to RMB 3,012. For the years ended December 31, 2020 and 2021 the relevant payables for constructions of Amur Gas (the portion corresponding to the shareholding ratio of the Group) and guaranteed by the Group was Nil and RMB 173.

(iii)	The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amounting to RMB 17,050. For the years ended December 31, 2020 and 2021 the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Zhongtian Synergetic Energy from banks and guaranteed by the Group was RMB 8,450 and RMB 5,746.

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

34.   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Environmental contingencies (Continued)

The Group paid normal routine pollutant discharge fees of approximately RMB 9,278, RMB 11,368 and RMB 10,968 in the consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, respectively.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavorable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

35.   BUSINESS COMBINATIONS

Pursuant to the resolution passed at the Directors' meeting on October 28, 2020, the Company entered into an Agreement with Sinopec Assets Management Corporation ("SAMC") in relation to the formation of Sinopec Baling Petrochemical CO.Ltd（"BalingPetrochemical"). According to the Agreement, the Company and SAMC subscribed capital contribution with the business of Baling area respectively and some cash. After the capital injection, the Company remained to hold 55% of Baling Petrochemical's voting rights and was still able to control Baling Petrochemical.

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

35.   BUSINESS COMBINATIONS (Continued)

The financial condition as at December 31, 2019 and the results of operation for the year ended December 31, 2019 previously reported by the Group have been restated, as set out below:

	The Group, as	Baling Branch	Elimination and	The Group,
	previously reported	of SAMC	Adjustment	as restated
	RMB million	RMB million	RMB million	RMB million

Summarized consolidated income statement for the year ended December 31, 2019：
Revenue	2,966,193	16,906	(23,300)	2,959,799
Net income attributable to owners of the Company	57,465	50	(22)	57,493
Net income attributable to non-controlling interests	14,568	—	22	14,590
Basic earnings per share (RMB)	0.48	0.0004	—	0.48
Diluted earnings per share (RMB)	0.48	0.0004	—	0.48

Summarized consolidated statement of financial position as at December 31, 2019：
Current assets	455,856	2,097	(643)	447,310
Total assets	1,755,071	5,858	(643)	1,760,286
Current liabilities	576,374	4,247	(643)	579,978
Total liabilities	879,236	4,389	(643)	882,982
Total equity attributable to owners of the Company	738,150	1,448	(652)	738,946
Non-controlling interests	137,685	21	652	138,358

Summarized consolidated statement of cash flows for the year ended December 31, 2019：
Net cash generated from operating activities	153,420	199	—	153,619
Net cash used in investing activities	(120,463)	(588)	—	(121,051)
Net cash used in from financing activities	(84,713)	509	—	(84,204)
Net increase in cash and cash equivalents	(51,756)	120	—	(51,636)

Pursuant to resolution passed at the Director’s meeting on 26 March 2021, the Company entered into agreements with Sinopec Assets Management Corporation (“SAMC”) and Beijing Orient Petrochemical Industry Co., Ltd. (“BJOPI”), and its subsidiary, Sinopec Beihai Refining and Chemical Limited Liability Company entered into an agreement with Beihai Petrochemical Limited Liability Company of Sinopec Group (“BHP”). According to the relevant agreements, the Company proposed to acquire non equity assets such as the polypropylene devices and utility business assets of Cangzhou Branch held by SAMC, organic plant business held by BJOPI, and the pier operation platform held by BHP.

Pursuant to the resolution passed at the Directors’ meeting on 29 November 2021, the Company entered into agreements with SAMC, and Sinopec Beijing Yanshan Petrochemical Co., Ltd. (“SBJYSP”), and its subsidiary, Sinopec Yizheng Chemical Fibre Company Limited entered into an agreement with SAMC. According to the relevant agreements, the Group proposed to acquire non equity assets such as thermal power, water and other business, PBT resin and other business of Yizheng Branch held by SAMC, and thermal power and other businesses held by SBJYSP.

The consideration of the transaction amount to RMB 6,124.

As the Company, SAMC, BJOPI, BHP and SBJYSP are all under the control of Sinopec Group Company, the transaction described above has been accounted as business combination under common control. Accordingly, the equity and assets acquired from Sinopec Group Company have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Sinopec Group Company on a combined basis.

The transactions under the after-mentioned agreements will further improve the integrated operation level of the Group, optimize the allocation of resources, reduce connected transactions on the whole, so as to enhance the comprehensive competitiveness of the Group in its business locations.

35.   BUSINESS COMBINATION (Continued)

The financial condition as at December 31,2020 and the results of operation for the years ended December 31, 2019 and 2020 previously reported by the Group have been restated, as set out below:

	The Group, as	Acquired assets and	Elimination and	The Group,
	previously reported	liabilities of Sinopec Group Company	Adjustment	as restated
	RMB million	RMB million	RMB million	RMB million

Summarized consolidated income statement for the year ended December 31, 2019：
Revenue	2,959,799	12,918	(14,849)	2,957,868
Net income attributable to owners of the Company	57,493	24	—	57,517
Net income attributable to non-controlling interests	14,590	—	—	14,590
Basic earnings per share (RMB)	0.4749	0.0002	—	0.4751
Diluted earnings per share (RMB)	0.4749	0.0002	—	0.4751

Summarized consolidated statement of cash flows for the year ended December 31, 2019：
Net cash generated from operating activities	153,619	761	—	154,380
Net cash used in investing activities	(121,051)	(263)	—	(121,314)
Net cash used in from financing activities	(84,204)	(498)	—	(84,702)
Net increase in cash and cash equivalents	(51,636)	—	—	(51,636)

	The Group, as	Acquired assets and	Elimination and	The Group,
	previously reported	liabilities of Sinopec Group Company	Adjustment	as restated
	RMB million	RMB million	RMB million	RMB million

Summarized consolidated income statement for the year ended December 31, 2020:
Revenue	2,105,984	12,233	(13,493)	2,104,724
Net income attributable to owners of the Company	33,096	347	—	33,443
Net income attributable to non-controlling interests	8,828	—	—	8,828
Basic earnings per share (RMB)	0.273	0.003	—	0.276
Diluted earnings per share (RMB)	0.273	0.003	—	0.276

Summarized consolidated statement of financial position as at December 31, 2020:
Current assets	455,395	480	(215)	455,660
Total assets	1,733,805	5,875	(784)	1,738,896
Current liabilities	522,190	1,020	(215)	522,995
Total liabilities	850,947	1,031	(784)	851,194
Total equity attributable to owners of the Company	741,494	4,831	—	746,325
Non-controlling interests	141,364	13	—	141,377

Summarized consolidated statement of cash flows for the year ended December 31, 2020:
Net cash generated from operating activities	167,518	1,002	—	168,520
Net cash used in investing activities	(102,203)	(447)	—	(102,650)
Net cash used in from financing activities	(36,955)	(555)	—	(37,510)
Net increase in cash and cash equivalents	28,360	—	—	28,360

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

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

		Years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB
Sales of goods	(i)	279,784	228,307	297,381
Purchases	(ii)	181,944	151,300	191,888
Transportation and storage	(iii)	8,097	8,734	19,443
Exploration and development services	(iv)	33,310	31,444	33,930
Production related services	(v)	38,603	31,915	44,405
Ancillary and social services	(vi)	3,017	2,952	1,730
Agency commission income	(vii)	116	160	194
Interest income	(viii)	1,066	704	715
Interest expense	(ix)	1,334	919	385
Net deposits withdrawn from/ (placed with) related parties	(x)	5,230	(17,585)	(8,265)
Net funds obtained from/ (placed with) related parties	(ix)	3,438	(31,144)	30,305

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

For the years ended December 31, 2020 and 2021, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognized for the years ended December 31, 2020 and 2021 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 8,160 and RMB 7,863.

For the years ended December 31, 2019, 2020 and 2021, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land are RMB 11,333, RMB 11,090 and RMB 10,834, respectively. For the years ended December 31, 2019, 2020 and 2021, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for buildings are RMB 518, RMB 571 and RMB 572, respectively. For the years ended December 31, 2019, 2020 and 2021, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for others are RMB 468, RMB 330 and RMB 269, respectively.

As at December 31, 2020 and 2021, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 34. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 34.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

36.   RELATED PARTY TRANSACTIONS (Continued)

(a)   Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.
(ii)	Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.
(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.
(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.
(v)	Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.
(vi)	Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, and property maintenance.
(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.
(viii)	Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as at December 31, 2020 and 2021 were RMB 53,417 and RMB 61,682, respectively.
(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.
(x)	The Group obtained loans, discounted bills and issued the acceptance bills from Sinopec Group Company and fellow subsidiaries.

36.   RELATED PARTY TRANSACTIONS (Continued)

(a)   Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2021. The terms of these agreements are summarized as follows:

●	The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:
(1)	the government-prescribed price;
(2)	where there is no government-prescribed price, the government-guidance price;
(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or
(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.
●	The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.
●	The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on January 1, 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.
●	The Company has entered into agreements with Sinopec Group Company effective from January 1, 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.
●	The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from January 1, 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.
●	On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Sixth Supplementary Agreement on August 27, 2021, which took effect on January 1, 2022 and made adjustment to “Mutual Supply Agreement” and “Buildings Leasing Contract”, etc.

36.   RELATED PARTY TRANSACTIONS (Continued)

(a)   Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31,
	2020	2021
	RMB	RMB

Trade accounts receivable	16,777	8,655
Financial assets at fair value through other comprehensive income	760	186
Prepaid expenses and other current assets	19,422	14,537
Long-term prepayments and other assets	6,435	3,116
Total	43,394	26,494

Trade accounts payable and bills payable	22,792	14,170
Contract liabilities	5,937	4,677
Other payables	12,759	50,649
Other long-term liabilities	3,010	2,779
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	5,264	2,873
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	11,778	13,690
Lease liabilities (including to be paid within one year)	162,048	158,761
Total	223,588	247,599

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

As at and for the year ended December 31, 2021, and as at and for the year ended December 31, 2020, no individually significant loss allowance for ECLs were recognized in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)   Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Short-term employee benefits	9,209	5,753	4,612
Retirement scheme contributions	536	342	379
	9,745	6,095	4,991

(c)   Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As at December 31, 2020 and 2021, the accrual for the contribution to post-employment benefit plans was not material.

36.   RELATED PARTY TRANSACTIONS (Continued)

(d)Transactions with other state-controlled entities in the PRC

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

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

●	sales and purchases of goods and ancillary materials;
●	rendering and receiving services;
●	lease of assets;
●	depositing and borrowing money; and
●	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

37.   EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 13.0% to 16.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8.0% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2019, 2020 and 2021 were RMB 12,025, RMB 8,983 and RMB 11,932, respectively.

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

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group’s reportable segments is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	111,114	104,524	156,026
Inter-segment sales	89,315	57,513	87,298
	200,429	162,037	243,324
Refining
External sales	140,837	113,214	167,948
Inter-segment sales	1,077,436	826,219	1,212,455
	1,218,273	939,433	1,380,403
Marketing and distribution
External sales	1,393,557	1,062,447	1,367,605
Inter-segment sales	4,159	4,854	7,075
	1,397,716	1,067,301	1,374,680
Chemicals
External sales	429,367	322,169	424,774
Inter-segment sales	78,478	40,702	70,242
	507,845	362,871	495,016
Corporate and others
External sales	824,507	458,154	563,147
Inter-segment sales	654,337	430,073	732,356
	1,478,844	888,227	1,295,503
Elimination of inter-segment sales	(1,903,725)	(1,371,215)	(2,109,426)
Sales of goods	2,899,382	2,048,654	2,679,500

Other operating revenues
Exploration and production	10,283	5,718	6,674
Refining	5,460	4,633	5,161
Marketing and distribution	33,247	34,905	36,864
Chemicals	7,646	8,758	10,487
Corporate and others	1,850	2,056	2,198
Other operating revenues	58,486	56,070	61,384

Sales of goods and other operating revenues	2,957,868	2,104,724	2,740,884

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Result
Operating income / (loss)
By segment
- Exploration and production	9,284	(16,476)	4,685
- Refining	30,706	(5,525)	65,279
- Marketing and distribution	29,107	20,828	21,204
- Chemicals	17,395	10,818	11,106
- Corporate and others	64	(393)	(3,225)
- Elimination	(40)	4,417	(4,421)
Total segment operating income	86,516	13,669	94,628
Share of profit/(loss) from associates and joint ventures
- Exploration and production	3,167	2,117	2,783
- Refining	(640)	(2,516)	662
- Marketing and distribution	3,309	2,200	3,731
- Chemicals	4,611	1,723	11,323
- Corporate and others	2,330	3,188	4,754
Aggregate share of profits from associates and joint ventures	12,777	6,712	23,253
Investment income
- Exploration and production	(19)	13,118	55
- Refining	59	14,941	(10)
- Marketing and distribution	73	8,980	3
- Chemicals	578	(61)	(54)
- Corporate and others	228	766	304
Aggregate investment income	919	37,744	298
Net finance costs	(10,051)	(9,510)	(9,010)
Earnings before income tax	90,161	48,615	109,169

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	410,950	354,024	371,100
- Refining	321,442	270,766	304,785
- Marketing and distribution	399,242	373,430	377,499
- Chemicals	186,028	190,789	222,803
- Corporate and others	131,686	118,458	133,961
Total segment assets	1,449,348	1,307,467	1,410,148

Interest in associates and joint ventures	152,204	188,342	209,179
Financial assets at fair value through other comprehensive income	1,521	1,525	767
Deferred tax assets	17,616	25,054	19,389
Cash and cash equivalents, time deposits with financial institutions	128,052	188,057	221,989
Other unallocated assets	16,961	28,451	27,783
Total assets	1,765,702	1,738,896	1,889,255

Liabilities
Segment liabilities
- Exploration and production	167,933	163,588	166,486
- Refining	122,371	136,980	146,763
- Marketing and distribution	226,531	234,309	228,826
- Chemicals	58,591	49,625	69,977
- Corporate and others	137,881	119,215	198,828
Total segment liabilities	713,307	703,717	810,880

Short-term debts	40,521	23,769	35,252
Income tax payable	3,267	6,586	4,809
Long-term debts	49,208	72,037	78,300
Loans from Sinopec Group Company and fellow subsidiaries	52,915	17,042	16,563
Deferred tax liabilities	6,809	8,124	7,910
Other unallocated liabilities	17,597	19,919	20,467
Total liabilities	883,624	851,194	974,181

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Capital expenditure
Exploration and production	61,739	56,416	68,148
Refining	31,372	24,756	22,469
Marketing and distribution	29,566	25,403	21,897
Chemicals	23,551	28,217	51,648
Corporate and others	1,979	2,312	3,786
	148,207	137,104	167,948
Depreciation, depletion and amortization
Exploration and production	50,732	46,273	52,880
Refining	19,718	20,090	20,743
Marketing and distribution	21,572	23,196	23,071
Chemicals	14,755	14,830	16,093
Corporate and others	2,866	3,072	2,893
	109,643	107,461	115,680
Impairment losses on long-lived assets
Exploration and production	3	8,495	2,467
Refining	256	1,923	860
Marketing and distribution	80	536	1,211
Chemicals	17	3,675	5,332
Corporate and others	—	—	165
	356	14,629	10,035

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

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
External sales
Mainland China	2,122,753	1,720,695	2,166,040
Singapore	505,672	215,846	278,024
Others	329,443	168,183	296,820
	2,957,868	2,104,724	2,740,884

	December31,
	2019	2020	2021
	RMB	RMB	RMB
Non-current assets
Mainland China	1,240,949	1,216,267	1,268,814
Others	52,705	36,782	40,551
	1,293,654	1,253,049	1,309,365

39.   PRINCIPAL SUBSIDIARIES

As at December 31, 2021, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

			Interests held
	Particulars	Interests	by non-
	of issued	held by the	controlling
Name of Company	capital	Company %	interests %	Principal activities
Sinopec Great Wall Energy & Chemical Company Limited	RMB 22,761	100.00	—	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 15,651	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Overseas Investment Holding Limited ("SOIH")	USD 3,009	100.00	—	Investment holding of overseas business
Sinopec International Petroleum Exploration and Production Limited ("SIPL")	RMB 8,250	100.00	—	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	—	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	—	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
China International United Petroleum and Chemical Company Limited	RMB 5,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Catalyst Company Limited	RMB 1,500	100.00	—	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 9,606	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	RMB 6,397	90.30	9.70	Crude oil processing and petroleum products manufacturing
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Marketing Company	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Shanghai SECCO	RMB 500	67.59	32.41	Production and sale of petrochemical products
Sinopec Kantons Holdings Limited ("Sinopec Kantons")	HKD 248	60.33	39.67	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec-SK (Wuhan) Petrochemical Company Limited ("Sinopec-SK")	RMB 7,193	59.00	41.00	Production, sale, research and development of petrochemical products, ethylene and downstream byproducts
Gaoqiao Petrochemical Company Limited	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Baling Petrochemical	RMB 3,000	55.00	45.00	Crude oil processing and petroleum products manufacturing
Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical")	RMB 10,824	50.44	49.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited ("Fujian Petrochemical") (i)	RMB 10,492	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

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

39.   PRINCIPAL SUBSIDIARIES (Continued)

Summarized consolidated statement of financial position

					Shanghai
	Marketing Company		SIPL*		Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	172,352	159,599	22,620	22,759	17,305	20,932	1,582	1,464	4,373	4,761	10,431	6,066	3,639	6,791
Current liabilities	(201,678)	(193,315)	(475)	(1,430)	(15,232)	(15,796)	(458)	(142)	(924)	(196)	(2,783)	(5,434)	(6,377)	(8,122)
Net current (liabilities)/ assets	(29,326)	(33,716)	22,145	21,329	2,073	5,136	1,124	1,322	3,449	4,565	7,648	632	(2,738)	(1,331)
Non-current assets	323,571	326,437	8,951	8,954	27,314	25,988	12,568	13,208	9,106	8,195	12,177	11,402	22,187	20,650
Non-current liabilities	(59,554)	(59,604)	(18,270)	(17,823)	(52)	(747)	(693)	(700)	(170)	(170)	(1,553)	(1,418)	(8,509)	(7,512)
Net non-current assets/(liabilities)	264,017	266,833	(9,319)	(8,869)	27,262	25,241	11,875	12,508	8,936	8,025	10,624	9,984	13,678	13,138
Net assets	234,691	233,117	12,826	12,460	29,335	30,377	12,999	13,830	12,385	12,590	18,272	10,616	10,940	11,807
Attributable to owners of the Company	159,205	157,557	5,876	6,341	14,727	15,254	6,499	6,915	7,454	7,579	12,352	7,175	6,455	6,966
Attributable to non-controlling interests	75,486	75,560	6,950	6,119	14,608	15,123	6,500	6,915	4,931	5,011	5,920	3,441	4,485	4,841

Summarized consolidated statement of comprehensive income

	Marketing Company			SIPL*			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO				Sinopec-SK
Year ended December 31,	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	1,427,705	1,099,680	1,408,523	3,282	2,017	2,166	100,270	74,624	89,198	5,535	4,871	5,549	1,274	1,064	528	28,341	21,626	29,723	31,016	28,702	50,208
Net income/(loss) for the year	22,992	22,415	18,582	2,831	1,160	1,429	2,227	656	2,077	477	243	951	1,131	2,047	871	3,137	2,132	2,817	701	(920)	1,606
Total comprehensive income	23,362	21,149	18,439	2,693	(720)	1,045	2,235	645	2,218	477	243	951	1,140	1,814	677	3,137	2,132	2,817	701	(920)	1,606
Comprehensive income attributable to non-controlling interests	8,289	7,205	6,822	1,651	(287)	579	1,113	325	1,101	238	121	476	433	707	268	1,016	691	2,390	245	(377)	659
Dividends paid to non-controlling interests	4,830	2,766	7,064	10,926	316	—	1,344	649	541	650	150	64	159	175	164	822	767	1,028	—	—	—

Summarized statement of cash flows

	Marketing Company			SIPL*			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Shanghai SECCO			Sinopec-SK
Year ended December 31,	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	40,260	54,139	28,923	2,128	281	690	5,057	1,680	3,950	622	(244)	(292)	716	586	133	4,601	3,119	3,447	5,532	(363)	5,476
Net cash (used in)/ generated from investing activities	(25,923)	(40,010)	2,420	678	(2,659)	15	(4,623)	(3,888)	(2,359)	(472)	(649)	420	397	3,846	1,276	(91)	(4,335)	1,534	(4,987)	(2,340)	(1,789)
Net cash (used in)/ generated from financing activities	(21,535)	(12,402)	(31,081)	(116)	1,683	(1,172)	(1,737)	1,682	(3,393)	(163)	882	(142)	(1,208)	(1,250)	(1,066)	(2,050)	(2,879)	(7,828)	250	2,176	(653)
Net (decrease)/increase in cash and cash equivalents	(7,198)	1,727	262	2,690	(695)	(467)	(1,303)	(526)	(1,802)	(13)	(11)	(14)	(95)	3,182	343	2,460	(4,095)	(2,847)	795	(527)	3,034
Cash and cash equivalents as at January 1	14,142	6,901	8,642	5,993	8,833	7,699	8,742	7,450	6,916	92	79	68	198	117	3,182	6,817	9,278	5,181	798	1,593	1,066
Effect of foreign currency exchange rate changes	(43)	14	95	150	(439)	(164)	11	(8)	(2)	—	—	—	14	(117)	(93)	1	(2)	(1)	—	—	—
Cash and cash equivalents as at December 31	6,901	8,642	8,999	8,833	7,699	7,068	7,450	6,916	5,112	79	68	54	117	3,182	3,432	9,278	5,181	2,333	1,593	1,066	4,100

*The non-controlling interests of subsidiaries which the Group holds 100% of equity interests at the end of the year are the non-controlling interests of their subsidiaries.

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

The Group has exposure to the following risks from its uses of financial instruments:

●	credit risk;
●	liquidity risk; and

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Overview (Continued)

●	market risk.

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

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable as at December 31, 2021, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains a loss allowance for ECLs and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss , derivative financial assets, trade accounts receivable, financial assets at FVOCI and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is trade accounts receivable, financial assets at FVOCI and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring ECLs which uses a lifetime expected loss allowance for all trade accounts receivable and financial assets at FVOCI.

To measure the ECLs, trade accounts receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The ECLs were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2021 and 2020.

		Impairment provision on		Impairment provision
		individual basis		on provision matrix basis
			Impairment
			provision
	Gross		on	Weighted-
	carrying	Carrying	individual	average	Impairment	Loss
	amount	amount	basis	loss rate	provision	allowance
December 31, 2020	RMB	RMB	RMB	%	RMB	RMB
Current and within 1 year past due	34,478	5,023	117	0.0%	—	117
1 to 2 years past due	4,062	3,637	3,024	25.2%	107	3,131
2 to 3 years past due	149	27	18	54.9%	67	85
Over 3 years past due	610	218	182	88.0%	345	527
Total	39,299	8,905	3,341		519	3,860

		Impairment provision on		Impairment provision
		individual basis		onprovision matrix basis
			Impairment
			provision
	Gross		on	Weighted-
	carrying	Carrying	individual	average	Impairment	Loss
	amount	amount	basis	loss rate	provision	allowance
December 31, 2021	RMB	RMB	RMB	%	RMB	RMB
Current and within 1 year past due	34,263	4,280	26	0.2%	57	83
1 to 2 years past due	623	500	137	35.8%	44	181
2 to 3 years past due	3,411	3,324	3,146	50.6%	44	3,190
Over 3 years past due	597	208	190	100.0%	389	579
Total	38,894	8,312	3,499		534	4,033

All of the entity’s other receivables are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to 12 months expected losses. The Group considers there was no significant increase in credit risk for other receivables by taking into account of their past history of making payments when due and current ability to pay, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

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

As at December 31, 2020 and 2021, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 443,966 and RMB 441,559 on an unsecured basis, at a weighted average interest rate of 2.85% and 2.81% per annum, respectively. As at December 31, 2020 and 2021, the Group’s outstanding borrowings under these facilities were RMB 4,041 and RMB 11,700 and were included in debts, respectively.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the date of the statement of financial position of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the date of the statement of financial position) and the earliest date the Group would be required to repay:

	December 31, 2020
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than 5	More than
	amount	cash flow	demand	years	years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	23,769	25,280	25,280	—	—	—
Long-term debts	72,037	80,562	1,339	11,753	60,414	7,056
Loans from Sinopec Group Company and fellow subsidiaries	17,042	17,978	5,512	929	10,109	1,428
Lease liabilities	187,033	328,501	15,957	15,456	43,513	253,575
Derivative financial liabilities	4,826	4,826	4,826	—	—	—
Trade accounts payable and bills payable	161,908	161,908	161,908	—	—	—
Other payables	94,083	94,083	94,083	—	—	—
	560,698	713,138	308,905	28,138	114,036	262,059

	December 31, 2021
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than 5	More than
	amount	cash flow	demand	years	years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	35,252	35,871	35,871	—	—	—
Long-term debts	78,300	85,718	2,169	49,390	27,518	6,641
Loans from Sinopec Group Company and fellow subsidiaries	16,563	18,457	3,174	604	10,712	3,967
Lease liabilities	185,406	296,485	15,833	12,031	35,411	233,210
Derivative financial liabilities	3,223	3,223	3,223	—	—	—
Trade accounts payable and bills payable	215,640	215,640	215,640	—	—	—
Other payables	131,468	131,468	131,468	—	—	—
	665,852	786,862	407,378	62,025	73,641	243,818

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

The Group does not have significant financial instruments that are denominated in foreign currencies other than the functional currencies of respective entities as at December 31, and consequently does not have significant explosure to foreign currency risk.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

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

As at December 31, 2020, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 245. As at December 31, 2021, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 254. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the date of the statement of financial position with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2020.

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

Based on the dynamic study and judging of the market, combined with the resource demand and production and operation plan, the group evaluate and monitor the market risk exposure caused by transaction positions, and continuously manage and hedge the risk of commodity price fluctuation caused by market changes.

As at December, 31, 2020 and 2021, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at December 31, 2020 and 2021, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 12,353 and RMB 18,359, respectively, and derivative financial liabilities of RMB 4,808 and RMB 3,214, respectively.

As at December 31, 2020, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s net income for the year by approximately RMB 3,592 and increase/decrease the Group’s other reserves by approximately RMB 10,379. As at December 31, 2021, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net income for the year by approximately RMB 2,996 and decrease/increase the Group’s other reserves by approximately RMB 1,160. This sensitivity analysis has been determined assuming that the change in prices had occurred at the date of the statement of financial position and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2020.

Fair values

(i)    Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the date of the statement of financial position across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.
●	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets at fair value through profit or loss:
- Equity investments, listed and at quoted market price	1	—	—	1
Derivative financial assets:
- Derivative financial assets	9,628	2,900	—	12,528
Financial assets at fair value through other comprehensive income:
- Equity investments	149	—	1,376	1,525
-Trade accounts receivable and bills receivable	—	—	8,735	8,735
	9,778	2,900	10,111	22,789

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	2,471	2,355	—	4,826
	2,471	2,355	—	4,826

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Derivative financial assets:
- Derivative financial assets	5,883	12,488	—	18,371
Financial assets at fair value through other comprehensive income:
- Equity investments	179	—	588	767
-Trade accounts receivable and bills receivable	—	—	5,939	5,939
	6,062	12,488	6,527	25,077

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	804	2,419	—	3,223
	804	2,419	—	3,223

During the years ended December 31, 2020 and 2021, there was no transfer between instruments in Level 1 and Level  2.

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

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 0.77% to 4.65% and from 0.30% to 4.65% for the years ended December 31, 2020 and 2021, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries as at December 31, 2020 and 2021:

	December 31,
	2020	2021
	RMB	RMB
Carrying amount	76,674	88,593
Fair value	74,282	85,610

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

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at December 31, 2020 and 2021.

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

41.   ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Oil and gas properties and reserves (Continued)

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

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances, including environmental protection and energy structure transition variables, indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to future selling prices of crude oil, natural gas, refined and chemical products, the production costs, the product mix,production volumes, production profiles, the oil and gas reserves and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

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

Measurement of ECLs

The Group measures and recognizes ECLs using readiness matrix, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating ECLs.

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

42.   PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at December 31, 2021 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

43.   RESERVES

	2020	2021
	RMB	RMB
Capital reserve (Note (a))
Balance as at January 1	34,503	34,263
Distribution to sellers in the business combination of entities under common control (Note 35)	(972)	(6,124)
Transaction with non-controlling interests	(138)	(1,396)
Others	870	319
Balance as at December 31	34,263	27,062

Share premium (Note (b))
Balance as at January 1	55,850	55,850
Balance as at December 31	55,850	55,850

Statutory surplus reserve (Note (c))
Balance as at January 1	90,423	92,280
Appropriation	1,857	3,944
Balance as at December 31	92,280	96,224

Discretionary surplus reserve
Balance as at January 1	117,000	117,000
Balance as at December 31	117,000	117,000

Other reserves
Balance as at January 1	1,941	3,500
Other comprehensive income	1,406	17,574
Amounts transferred to initial carrying amount of hedged items	(47)	(19,302)
Others	200	723
Balance as at December 31	3,500	2,495

Retained earnings (Note (d))
Balance as at January 1	322,931	322,361
Net income attributable to owners of the Company	33,431	71,975
Final dividend inspect of the previous year, approved and paid during the year (Note (e))	(23,004)	(15,739)
Interim dividend (Note (f))	(8,475)	(19,371)
Appropriation	(1,857)	(3,944)
Others	(665)	(802)
Balance as at December 31	322,361	354,480
	625,254	653,111

Notes:

(a)	The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization (Note 1), and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.
(b)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.
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

During the years ended December 31, 2019, 2020 and 2021, the Company transferred RMB 3,745, RMB 1,857 and RMB 3,944 respectively, being 10% of the net income determined in accordance with the accounting policies complying with CASs.

43.   RESERVES (Continued)

Notes: (Continued)

The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d)

As at December 31, 2020 and 2021, the amount of retained earnings available for distribution was RMB 115,849 and RMB 116,440, respectively, being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 25, 2022, final dividends in respect of the year ended December 31, 2021 of RMB 0.31 per share totaling RMB 37,532 were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend for the year ended December 31, 2021 proposed after the date of the statement of financial position has not been recognized as a liability at the date of the statement of financial position.

(e)

Pursuant to the shareholders’ approval at the Annual General Meeting on May 19, 2020, a final dividend of RMB 0.19 per share totaling RMB 23,004 according to total shares as at June 9, 2020 was approved. All dividends have been paid in the year ended December 31, 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 25, 2021, a final dividend of RMB 0.13 per share totaling RMB 15,739 according to total shares as at June 16, 2021 was approved. All dividends have been paid in the year ended December 31, 2021.

(f)

Pursuant to the shareholders’ approval at the General Meeting on September 28, 2020, the interim dividends for the year ended December 31, 2020 of RMB 0.07 per share totaling RMB 8,475 were approved. Dividends were paid on October 23, 2020.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on August 27, 2021, the directors authorized to declare the interim dividends for the year ended December 31, 2021 of RMB 0.16 per share totaling RMB 19,371. Dividends were paid on September 17, 2021.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

In accordance with “Accounting Standards Codification (ASC) Topic 932 Extractive Activities - Oil and Gas”, issued by the Financial Accounting Standards Board of the United States, “Rule 4-10 of Regulation S-X”, issued by Securities and Exchange Commission (SEC), and in accordance with “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at December 31, 2019, 2020 and 2021, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2019			2020			2021
	RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Property cost, wells and related equipments and facilities	727,552	684,246	43,306	757,592	716,683	40,909	793,045	752,352	40,693
Supporting equipments and facilities	202,208	202,192	16	184,638	184,621	17	188,766	188,742	24
Uncompleted wells, equipments and facilities	46,712	46,526	186	37,445	37,439	6	43,349	43,236	113
Total capitalized costs	976,472	932,964	43,508	979,675	938,743	40,932	1,025,160	984,330	40,830
Accumulated depreciation, depletion, amortization and impairment losses	(702,392)	(661,177)	(41,215)	(742,195)	(702,829)	(39,366)	(787,623)	(748,705)	(38,918)
Net capitalized costs	274,080	271,787	2,293	237,480	235,914	1,566	237,537	235,625	1,912
Equity method investments
Share of net capitalized costs of associates and joint ventures	5,743	—	5,743	5,843	—	5,843	3,521	—	3,521
Total of the Group’s and its equity method investments’ net capitalized costs	279,823	271,787	8,036	243,323	235,914	7,409	241,058	235,625	5,433

Table II: Costs incurred in oil and gas exploration and development

	Years ended December 31,
	2019			2020			2021
	RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Exploration	16,295	16,295	—	16,752	16,752	—	21,762	21,762	—
Development	37,412	37,245	167	38,241	37,636	605	46,147	45,590	557
Total costs incurred	53,707	53,540	167	54,993	54,388	605	67,909	67,352	557
Equity method investments
Share of costs of exploration and development of associates and joint ventures	747	—	747	100	—	100	442	—	442
Total of the Group’s and its equity method investments’ exploration and development costs	54,454	53,540	914	55,093	54,388	705	68,351	67,352	999

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table III: Results of operations related to oil and gas producing activities

	Years ended December 31,
	2019			2020			2021
	RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Revenues
Sales	59,552	59,262	290	52,354	52,354	—	72,953	72,953	—
Transfers	83,633	80,641	2,992	58,069	56,052	2,017	86,650	84,484	2,166
	143,185	139,903	3,282	110,423	108,406	2,017	159,603	157,437	2,166
Production costs excluding taxes	(47,969)	(46,725)	(1,244)	(44,595)	(43,487)	(1,108)	(49,649)	(48,674)	(975)
Exploration expenses	(10,510)	(10,510)	—	(9,716)	(9,716)	—	(12,382)	(12,382)	—
Depreciation, depletion, amortization and impairment losses	(48,630)	(47,580)	(1,050)	(52,608)	(51,754)	(854)	(54,104)	(53,644)	(460)
Taxes other than income tax	(9,395)	(9,395)	—	(7,379)	(7,379)	—	(11,249)	(11,249)	—
Earnings before taxation	26,681	25,693	988	(3,875)	(3,930)	55	32,219	31,488	731
Income tax expense	338	—	338	188	—	188	(8,225)	(7,872)	(353)
Results of operation from producing activities	27,019	25,693	1,326	(3,687)	(3,930)	243	23,994	23,616	378
Equity method investments
Revenues
Sales	9,325	—	9,325	4,913	—	4,913	8,812	—	8,812
	9,325	—	9,325	4,913	—	4,913	8,812	—	8,812
Production costs excluding taxes	(2,516)	—	(2,516)	(998)	—	(998)	(2,246)	—	(2,246)
Exploration expenses	—	—	—	—	—	—	—	—	—
Depreciation, depletion, amortization and impairment losses	(1,124)	—	(1,124)	(940)	—	(940)	(533)	—	(533)
Taxes other than income tax	(4,068)	—	(4,068)	(1,930)	—	(1,930)	(4,391)	—	(4,391)
Earnings before taxation	1,617	—	1,617	1,045	—	1,045	1,642	—	1,642
Income tax expense	(486)	—	(486)	(303)	—	(303)	(355)	—	(355)
Share of net income for producing activities of associates and joint ventures	1,131	—	1,131	742	—	742	1,287	—	1,287
Total of the Group’s and its equity method investments’ results of operations for producing activities	28,150	25,693	2,457	(2,945)	(3,930)	985	25,281	23,616	1,665

The results of operations for producing activities for the years ended December 31, 2019, 2020 and 2021 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2019, 2020 and 2021 are shown in the following table.

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

	Years ended December 31,
	2019 (Revised) Note 1			2020 (Revised) Note1			2021
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Proved developed and Undeveloped reserves (oil) (million barrels)
Beginning of year	1,367	1,339	28	1,450	1,433	17	1,252	1,232	20
Revisions of previous estimates	102	106	(4)	(161)	(163)	2	209	200	9
Improved recovery	139	139	—	100	100	—	126	126	—
Extensions and discoveries	98	98	—	119	111	8	101	101	—
Production	(256)	(249)	(7)	(256)	(249)	(7)	(248)	(243)	(5)
End of year	1,450	1,433	17	1,252	1,232	20	1,440	1,416	24
Non–controlling interest in proved developed and undeveloped reserves at the end of year	8	—	8	5	—	5	8	—	8
Proved developed reserves
Beginning of year	1,271	1,244	27	1,343	1,326	17	1,145	1,130	15
End of year	1,343	1,326	17	1,145	1,130	15	1,315	1,291	24
Proved undeveloped reserves
Beginning of year	96	95	1	107	107	—	107	102	5
End of year	107	107	—	107	102	5	125	125	—
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,793	6,793	—	7,216	7,216	—	8,181	8,181	—
Revisions of previous estimates	555	555	—	831	831	—	662	662	—
Improved recovery	37	37	—	32	32	—	36	36	—
Extensions and discoveries	875	875	—	1,171	1,171	—	678	678	—
Production	(1,044)	(1,044)	—	(1,069)	(1,069)	—	(1,108)	(1,108)	—
End of year	7,216	7,216	—	8,181	8,181	—	8,449	8,449	—
Proved developed reserves
Beginning of year	5,822	5,822	—	6,026	6,026	—	6,357	6,357	—
End of year	6,026	6,026	—	6,357	6,357	—	6,734	6,734	—
Proved undeveloped reserves
Beginning of year	971	971	—	1,190	1,190	—	1,824	1,824	—
End of year	1,190	1,190	—	1,824	1,824	—	1,715	1,715	—

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information (Continued)

	Years ended December 31,
	2019 (Revised) Note 1			2020 (Revised) Note1			2021
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	299	—	299	290	—	290	290	—	290
Revisions of previous estimates	(6)	—	(6)	12	—	12	33	—	33
Improved recovery	—	—	—	—	—	—	1	—	1
Extensions and discoveries	25	—	25	12	—	12	10	—	10
Production	(28)	—	(28)	(24)	—	(24)	(25)	—	(25)
End of year	290	—	290	290	—	290	309	—	309
Proved developed reserves
Beginning of year	261	—	261	245	—	245	244	—	244
End of year	245	—	245	244	—	244	263	—	263
Proved undeveloped reserves
Beginning of year	38	—	38	45	—	45	46	—	46
End of year	45	—	45	46	—	46	46	—	46
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	13	—	13	9	—	9	10	—	10
Revisions of previous estimates	(1)	—	(1)	4	—	4	1	—	1
Improved recovery	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Production	(3)	—	(3)	(3)	—	(3)	(4)	—	(4)
End of year	9	—	9	10	—	10	7	—	7
Proved developed reserves
Beginning of year	13	—	13	9	—	9	8	—	8
End of year	9	—	9	8	—	8	6	—	6
Proved undeveloped reserves	—	—
Beginning of year	—	—	—	—	—	—	2	—	2
End of year	—	—	—	2	—	2	1	—	1
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,666	1,339	327	1,740	1,433	307	1,542	1,232	310
End of year	1,740	1,433	307	1,542	1,232	310	1,749	1,416	333
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,806	6,793	13	7,225	7,216	9	8,191	8,181	10
End of year	7,225	7,216	9	8,191	8,181	10	8,456	8,449	7

Note 1: The Company has revised some classifications for the years ended December 31, 2019 and 2020.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table V: Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of “ASC Topic 932 Extractive Activities - Oil and Gas”, “SEC Rule 4-10 of Regulation S-X”, and “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price adjusted for differential for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2019, 2020 and 2021 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2019 (Restated) Note 1			2020 (Restated) Note 1				2021
	RMB			RMB				RMB
			Other			Other				Other
	Total	China	countries	Total	China	countries		Total	China	countries

The Group
Future cash flows	869,402	856,037	13,365	595,159	589,659	5,500		941,015	930,302	10,713
Future production costs	(384,417)	(377,692)	(6,725)	(275,409)	(271,824)	(3,585)		(413,006)	(407,903)	(5,103)
Future development costs	(83,253)	(78,404)	(4,849)	(80,785)	(77,659)	(3,126)		(79,562)	(77,687)	(1,875)
Future income tax expenses	(40,720)	(39,634)	(1,086)	(11,758)	(10,521)	(1,237)		(113,598)	(111,178)	(2,420)
Undiscounted future net cash flows	361,012	360,307	705	227,207	229,655	(2,448)	(2)	334,849	333,534	1,315
10% annual discount for estimated timing of cash flows	(86,635)	(86,607)	(28)	(54,158)	(52,706)	(1,452)		(93,354)	(93,164)	(190)
Standardized measure of discounted future net cash flows	274,377	273,700	677	173,049	176,949	(3,900)		241,495	240,370	1,125
Discounted future net cash flows attributable to non–controlling interests	305	—	305	(1,284)	—	(1,284)		370	—	370
Equity method investments
Future cash flows	41,796	—	41,796	31,259	—	31,259		49,217	—	49,217
Future production costs	(13,141)	—	(13,141)	(13,050)	—	(13,050)		(18,026)	—	(18,026)
Future development costs	(5,603)	—	(5,603)	(5,712)	—	(5,712)		(6,328)	—	(6,328)
Future income tax expenses	(3,995)	—	(3,995)	(1,740)	—	(1,740)		(4,513)	—	(4,513)
Undiscounted future net cash flows	19,057	—	19,057	10,757	—	10,757		20,350	—	20,350
10% annual discount for estimated timing of cash flows	(8,852)	—	(8,852)	(4,828)	—	(4,828)		(10,201)	—	(10,201)
Standardized measure of discounted future net cash flows	10,205	—	10,205	5,929	—	5,929		10,149	—	10,149
Total of the Group’s and its equity method investments’ results of standardized measure of discounted future net cash flows	284,582	273,700	10,882	178,978	176,949	2,029		251,644	240,370	11,274

Note 1: Pursuant to Amendments to the XBRL Taxonomy, Accounting Standards Update No. 2010-03 Extractive Activities-Oil and Gas (Topic 932), the Company has restated the future development cost attributable to China for the years ended December 31, 2019 and 2020 in Table V and Table VI to include future cash flows related to the settlement of asset retirement obligations.

Note 2: The reason of the Group’s negative undiscounted future net cash flows attributable to the Other Countries for the year ended December 31, 2020 is that the Company has included the net asset retirement costs in the calculation of standardized measure for the Other Countries.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table V: Standardized measure of discounted future net cash flows(Continued)

	Years ended December 31,
	2019			2020
	RMB			RMB
	As Previous			As Previous
	Reported	Change	As Restated	Reported	Change	As Restated
China
Future cash flows	856,037		856,037	589,659		589,659
Future production costs	(377,692)		(377,692)	(271,824)		(271,824)
Future development costs	(22,216)	(56,188)	(78,404)	(23,902)	(53,757)	(77,659)
Future income tax expenses	(39,634)	—	(39,634)	(10,521)	—	(10,521)
Undiscounted future net cash flows	416,495	(56,188)	360,307	283,412	(53,757)	229,655
10% annual discount for estimated timing of cash flows	(126,175)	39,568	(86,607)	(86,127)	33,421	(52,706)
Standardized measure of discounted future net cash flows	290,320	(16,620)	273,700	197,285	(20,336)	176,949

The Group
Future cash flows	869,402		869,402	595,159		595,159
Future production costs	(384,417)		(384,417)	(275,409)		(275,409)
Future development costs	(27,065)	(56,188)	(83,253)	(27,028)	(53,757)	(80,785)
Future income tax expenses	(40,720)		(40,720)	(11,758)		(11,758)
Undiscounted future net cash flows	417,200	(56,188)	361,012	280,964	(53,757)	227,207
10% annual discount for estimated timing of cash flows	(126,203)	39,568	(86,635)	(87,579)	33,421	(54,158)
Standardized measure of discounted future net cash flows	290,997	(16,620)	274,377	193,385	(20,336)	173,049

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table VI: Changes in the standardized measure of discounted cash flows

	Years ended December 31,
	2019 (Revised) Note 1	2020 (Revised) Note 1	2021
	RMB	RMB	RMB

The Group
Sales and transfers of oil and gas produced, net of production costs	(85,821)	(58,449)	(98,705)
Net changes in prices and production costs	(25,442)	(122,641)	135,697
Net changes in estimated future development cost	(10,568)	(11,628)	(7,413)
Net changes due to extensions, discoveries and improved recoveries	49,605	35,292	46,425
Revisions of previous quantity estimates	24,855	(1,901)	42,637
Previously estimated development costs incurred during the year	9,737	6,684	5,475
Accretion of discount	32,407	31,940	16,448
Net changes in income taxes	1,547	19,375	(72,118)
Net changes for the year	(3,680)	(101,328)	68,446
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(2,741)	(1,984)	(2,174)
Net changes in prices and production costs	(2,804)	(5,190)	4,967
Net changes in estimated future development cost	(881)	(299)	(752)
Net changes due to extensions, discoveries and improved recoveries	1,215	403	503
Revisions of previous quantity estimates	(317)	403	1,659
Previously estimated development costs incurred during the year	355	232	287
Accretion of discount	1,438	979	1,022
Net changes in income taxes	701	1,180	(1,292)
Net changes for the year	(3,034)	(4,276)	4,220
Total of the Group’s and its equity method investments’ results of net changes for the year	(6,714)	(105,604)	72,666

Note 1: As revised for the years ended December 31, 2019 and 2020 due to the change shown in Table IV and Table V.