Form 20-F
period 2022-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2023-04-28
CIK 1123658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT _____________

FOR THE TRANSITION PERIOD FROM _____________ TO _____________

COMMISSION FILE NUMBER: 1-15138

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(Exact name of Registrant as specified in its charter)

The People’s Republic of China

(Jurisdiction of incorporation or organization)

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

(Address of principal executive offices)

Mr. Huang Wensheng

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

Tel: +86 (10) 5996 0028

Fax: +86 (10) 5996 0386

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
None	None	None

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

American Depository Shares, each representing 100 H Shares of par value RMB1.00 per share*

H Shares of par value RMB1.00 per share (not for trading, but only in connection with the registration of American Depository Shares)

*The American Depositary Shares program had been terminated as of December 5, 2022.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

H Shares, par value RMB1.00 per share	24,780,936,600
A Shares, par value RMB1.00 per share	95,115,471,046

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

Conversion Conventions

Unless otherwise specified, conversion of crude oil from tonnes to barrels are made at a rate of one tonne to 7.10 barrels for crude oil we produced domestically and one tonne to 7.20, 7.22 and 7.26 barrels for the years ended December 31, 2020, 2021 and 2022, respectively, for crude oil produced overseas. Conversions of natural gas from cubic meters to cubic feet are made at a rate of one cubic meter to 35.31 cubic feet; and 6,000 cubic feet of natural gas is converted to one BOE.

Glossary of Technical Terms

Unless otherwise indicated in the context, references to:

●	“BOE” are to barrels-of-oil equivalent.
●	“comprehensive processing capacity of oil refining” are to the maximum capacity to process crude oil of a refinery when operating without bottlenecks during the entire process, which is calculated at, under the conditions of relatively satisfactory economic performance of the production solution, satisfactory product quality, compliance with pollutant emission standards, and bottleneck-free production operations, among others, the maximum crude oil processing capacity of a calibrated refinery when operating through full-process configurated refining units, utilities and supporting facilities; the calculation of the processing capacity assumes 8,400 working hours per year.
●	“rated capacity” are to the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, excluding downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output or throughput, as the case may be.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Renminbi. Unless otherwise indicated, all translations from Renminbi to US dollars in this annual report were made at RMB6.7261 to US$1.00, the average of mid-point exchange rates of Renminbi as published by the PRC State Administration of Foreign Exchange (SAFE) for the year of 2022. We do not suggest that the Renminbi or US dollar amount can be converted to US dollars or Renminbi, as appropriate, at this exchange rate or any specific exchange rate.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words such as believe, intend, expect, anticipate, project, estimate, predict, plan and similar expressions are also intended to identify forward-looking statements. These forward-looking statements address, among others, such issues as:

●	amount and nature of future exploration and development,
●	future prices of and demand for our products,
●	future earnings and cash flow,
●	development projects and drilling prospects,
●	future plans and capital expenditures,
●	estimates of proved oil and gas reserves,
●	exploration prospects and reserves potential,
●	expansion and other development trends of the petroleum and petrochemical industry,
●	production forecasts of oil and gas,
●	expected production or processing capacities, including expected rated capacities and primary distillation capacities, of units or facilities not yet in operation,
●	expansion and growth of our business and operations,
●	our prospective operational and financial information, and
●	the deregistration of our ADSs and H Shares under the U.S. securities regulations.

These statements are based on assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3. Key Information—D. Risk Factors” and the following:

●	fluctuations in crude oil and natural gas prices,
●	fluctuations in the price of our refined oil and chemical products,
●	failures or delays in achieving production from development projects,
●	failures to receive crude oil and gas storage and transportation services subject to terms we agreed to,
●	potential acquisitions and other business opportunities,
●	general economic, market and business conditions, and
●	other risks and factors beyond our control.

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

Risks Relating to the PRC and the Delisting of Our ADSs

We voluntarily delisted from the NYSE which could reduce the liquidity and market price of our ADSs and underlying shares.

We have voluntarily delisted our ADS from listing on the NYSE and terminated our ADS program. While holders of ADSs have the right to return the ADSs to the depositary in exchange for our H shares, the delisting of ADSs and termination of ADS program had and will continue to have substantial negative impact on the liquidity of our ADSs and the rights of the ADS holders.

Additionally, we intend to file a Form 15F with the SEC to deregister our ADSs and the underlying H shares under the Exchange Act once we have met the criteria for deregistration. Thereafter, all of our reporting obligations under the Exchange Act will be terminated unless the Form 15F is subsequently withdrawn or denied. Deregistration of ADSs and termination of our reporting obligations under the Exchange Act are expected to become effective 90 days after the filing of Form 15F with the SEC.

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our securities, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights.

We are a joint stock limited company incorporated in China, our controlling shareholder is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China (“SASAC”). SASAC, in its capacity as a shareholder of Sinopec Group Company and pursuant to PRC laws and regulations including the Company Law and the Law on State-owned Assets in Enterprises as well as the articles of association of Sinopec Group Company, exercises the rights accorded to it as a shareholder, including the right to appoint non-employee representative directors of Sinopec Group Company. We are a publicly-traded company and our directors are elected at general meetings through cumulative voting in accordance with our articles of association. Shareholders who individually or jointly hold 3% or more of our total voting shares are entitled to nominate director candidates. Sinopec Group Company, as our controlling shareholder, may nominate directors at our general meetings pursuant to the Company Law of the PRC and our articles of association, but such nominees will only be appointed to our board with the approval of our shareholders. Our board of directors consists of executive directors, non-executive directors and independent non-executive directors. We have also established five special committees under our board of directors, each of which is in turn comprised, solely or partly, as appropriate, of our independent non-executive directors. In the course of our business operation, our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are submitted for the approval by our directors. In order to safeguard the interest of all our shareholders, our directors review and approve matters relating to our operations and our management with due care, diligence and skill, and convene general meetings of shareholders and present certain matters to the shareholders for their approval, in each case in accordance with our articles of association. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations. In addition, as a state-controlled publicly-traded company, we are required to abide by laws and regulations relating to the management of and supervision over state-owned assets.

As a major integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or the exercise of its supervisory power over our industries. The PRC government, while gradually liberalizing its regulations on entry into and operation in the petroleum and petrochemical industry and improving and developing the market-based regime – where the price of regular domestically-produced natural gas and imported pipeline natural gas is regulated, and the price of imported LNG, non-regular domestically-produced natural gas and natural gas traded via natural gas exchange is determined by the market – continues to exercise certain controls over such industry in China. These control mechanisms include granting the licenses to explore for and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and we cannot assure you there will not be material adverse effects on our operations and profitability. The Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) currently in effect, or the Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Measures for the Security Review of Foreign Investments, which was issued by the PRC government and came into effect on January 18, 2021, provides that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Measures for the Security Review of Foreign Investments also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our H shares by foreign investors under the said measures. Given that Sinopec Group Company, our controlling shareholder, held approximately 67.84% of our outstanding shares as of April 15, 2023, we do not expect any foreign investor will be able to obtain control in us by investing in our publicly-traded H shares. Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business have not been substantively affected by the Measures for the Security Review of Foreign Investments. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our securities. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our securities may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our securities and materially and adversely affect the value of the investments made by such foreign investors.

In light of the dynamic nature of the Chinese economy and the continuing evolvement of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. While certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process, we cannot assure you that the rules or policies finally adopted will be in our favor. The new regulations and policies or the amendment to the current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies, subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to the environment protection and carbon emission, the compliance of which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our securities.

Specifically, the PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns. With respect to data security protection, the revised Measures for Cybersecurity Review took effect on February 15, 2022 and provides that (i) critical information infrastructures operators, or CIIOs, must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security, and “online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security, and (ii) if an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the measures have not clarified if any follow-on offering of securities by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews. With respect to antimonopoly laws and regulations, the PRC Anti-monopoly Law prohibits monopolistic activities by market participants such as the entering into monopoly agreements, the abuse of dominant market position and anti-competitive activities that have or may have an effect of eliminating or reducing competition. In addition, the National Development and Reform Commission, the State Administration of Market Regulation and the Cyberspace Administration of China, or the CAC, among others, jointly issued the Several Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy focuses on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anticompetitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. We do not believe the abovementioned rules have any material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or complete and maintain our listing overseas at other stock exchanges. However, we may be categorized by PRC authorities as a CIIO or an online platform operation in possession of personal data of more than one million users due to our extensive business operations. In addition, given our significant market share in the PRC petroleum and petrochemical industries, we cannot rule out the possibility that the abovementioned rules, or other new rules and policies to be formulated and promulgated in relation to data security, market monopoly or other aspects of our business operation, and the enforcement thereof may impose more stringent compliance requirements on us, compel us to adjust our business plan and the way we operate our business, or otherwise have a material impact on our ability to obtain foreign investments or to list in the U.S. or other foreign countries. We have established an information technology department dedicated to the overseeing of our data security and cybersecurity compliance practice and we organize regular trainings for the relevant staff on regulations issued by CAC to date. Our information technology department leads the effort to ensure our practices with respect to data security and cybersecurity conform to CAC regulations. In 2022, we have not received any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities. Based on the foregoing facts and legal advice we have received from Haiwen & Partners, our PRC legal counsel, in relation thereto, we believe our current business operation does not violate regulations or policies that have been issued by the CAC to date.

We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies and we are required to carry out our business operations in compliance with the terms of these permits and approvals. See “Item 4 Information of the Company ― B. Business Overview ― Regulatory Matters” for a list of material permits and approvals for our business operation. Haiwen & Partners, our PRC legal counsel, has advised us that we have obtained all approvals and permits required for our business operations under the PRC laws and regulations (other than those that do not have an impact on our business operations taken as a whole), and we have neither been notified any instance of denial of such permits or approvals nor been subject to any material administrative penalties from the PRC regulatory authorities with respect thereto. However, we may be required to obtain additional permits, licenses and approvals in the future and if we fail to obtain such permits, licenses and approvals in a timely manner, there could be material adverse impacts on our business operations. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules. In addition, we may be subject to legal liabilities under the PRC Securities Law if our offering or the trading of our securities overseas is deemed to “disrupt the order of PRC domestic market and harm legitimate rights and interests of PRC domestic investors”. We have received from the CSRC the approval for our public offerings of equity securities in the past. We are required to continue to comply with the provisions of the PRC Securities Law and the Filing Rules and we remain subject to the supervision of the PRC regulatory authorities. However, we cannot assure you that we will timely receive such approval if we wish to make any new equity offerings in the future. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial conditions and result of operations, or a significant decline in the value of our securities. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate or impose new obligations in respect of the listing of our securities. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability to conduct financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our securities may decline significantly, leading to a material adverse effect on the value of investments in our securities by investors.

In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including, where applicable, ADSs representing our H shares). Consequently, we cannot assure you that your investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Risks Relating to the PRC — Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.” and “Item 8. Financial Information ― A. Consolidated Statements and Other Financial Information ― Dividend Distribution Policy.”

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

The PRC governmental authorities, from time to time, audit or inspect our ultimate controlling shareholder. We cannot predict the impact, if any, of their outcome on our reputation, business and financial condition as well as the trading price of our securities.

The PRC governmental authorities, from time to time, perform audits, inspections, inquiries or similar actions on state-owned companies, such as Sinopec Group Company, our ultimate controlling shareholder. Such inspections are not conducted on a regular basis with specific targets, and therefore we cannot predict the outcome of these governmental activities. If, as a result of such audits, inspections or inquiries, (i) material irregularities are found within Sinopec Group Company or us or our employees or (ii) Sinopec Group Company or we become the target of any negative publicity, our reputation, business and financial condition as well as the trading price of our securities may be materially and negatively impacted.

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

Our production activities produce substantial amounts of liquid, gas and solid waste materials. Our production and operation activities may cause certain disturbance to the ecology. Pursuant to the governmental requirements, we have taken several measures to protect biodiversity and mitigate the negative impacts, such as ecological restoration, rehabilitation, and compensation, among others. Also, the PRC government has moved, and may move further, toward more rigorous enforcement of applicable laws, and toward the adoption of more stringent environmental standards.

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

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange. The PRC government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC government will continue its existing foreign exchange policy and when the PRC government will allow free conversion of Renminbi. The main sources of our cash denominated in foreign currencies are our foreign currency-denominated business revenue and the conversion of Renminbi to foreign currencies. As of the date of this annual report, we have not been subject to any material restrictions in respect of our foreign exchange transactions and we have not suffered any material adverse impact on our ability to conduct our international operations in the ordinary course, pay dividends or carry out our investment plan as a result thereof. We currently have sufficient foreign currencies in cash to meet our financial obligations denominated in currencies other than Renminbi. If we become subject to more stringent foreign exchange control measures in the future that prevent us from timely obtaining funds in foreign currencies, our ability to discharge financial obligations denominated in foreign currencies in accordance with our business plans may be materially and adversely affected. Any failure to secure sufficient funds in foreign currencies may further result in our material defaulting or breaching certain covenants or agreements binding on us, prevent us from making dividend payments as planned and restrict our ability to continue or expand our investments and business operations overseas.

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

The Public Company Accounting Oversight Board was previously unable to inspect or investigate completely registered public accounting firms headquartered in China, including our auditor. Our securities will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or completely investigate auditors located in China.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and our auditor was subject to that determination.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in China, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China and we use an accounting firm headquartered in China to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. if we are identified as a Commission-Identified Issuer for two consecutive years in the future.

While we voluntarily delisted our ADSs from the NYSE in September 2022 and terminated our ADR program in December 2022, a prohibition of being able to trade in the U.S. would substantially impair your ability to sell or purchase our securities when you wish to do so and would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Sinopec Group Company has interests in certain businesses, such as petrochemical and overseas exploration and development, which compete or are likely to compete, either directly or indirectly, with our businesses. To avoid potential adverse effects that may be brought by the competition between us and Sinopec Group Company to the maximum extent possible, we and Sinopec Group Company have entered into a non-competition agreement. In 2012, we received from Sinopec Group Company an undertaking to avoid competing with us. For details, please refer to the descriptions under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Notwithstanding the foregoing contractual arrangements, because Sinopec Group Company is our controlling shareholder, Sinopec Group Company may take actions that may conflict with our own interests.

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

Sinopec Group Company undertakes, from time to time and without our involvement, overseas investments and operations in the oil and gas industry, including exploration and production of oil and gas, refining and Liquefied Natural Gas or LNG, oilfield services and refining engineering projects. Sinopec Group Company’s overseas asset portfolio includes a limited number of projects in countries that are subject to U.S. sanctions administrated by OFAC and by the U.S. Department of State, including Russia, Iran, Syria and Sudan. We currently do not believe that any existing investments of Sinopec Group Company will result in any direct sanctions imposed by OFAC. However, we cannot predict the interpretation or implementation of sanction policy at the U.S. federal, state or local levels with respect to any current or future activities by Sinopec Group Company or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. Similarly, we cannot predict whether U.S. sanctions will be further tightened in the case of Russia and Iran, or whether sanction scope will be modified or updated, or if any other countries or regions will be incorporated into the sanction list, or the impact that such actions may have on Sinopec Group Company and us. If it becomes the target of U.S. sanctions, Sinopec Group Company may be prohibited from conducting business activities in the United States or with individuals or entities in the United States, and the transactions involving our securities in the United States will also be significantly affected. In addition, certain U.S. state and local governments and institutions impose restrictions on the investment of public funds or endowment funds, respectively, in companies that are members of corporate groups with activities in certain countries that are the subject of U.S. sanctions. These investors may not wish to invest, and may withdraw their investment, in us because of our relationship with Sinopec Group Company and its investments and activities in those OFAC sanctioned countries. It is possible that, as a result of activities undertaken by Sinopec Group Company or its affiliates in countries that are the subject of U.S. sanctions, we may be subject to negative publicity, which may distract management attention, consume internal resources and affect investors’ perception of our Company.

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

In addition, new drilling, testing and production results achieved following completion of the estimates, assets disposal and exit from certain block may cause substantial upward or downward revisions in the estimates.

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

Our oil and gas business is currently involved in exploration activities in various regions, including in areas where natural conditions may be challenging and where the costs of such exploration activities may be high. As a result, our oil and gas business may incur cost overruns or may be required to curtail, delay or terminate drilling operations because of many factors, including, but not limited to, the following:

●	complexity caused by unexpected geological factors;
●	geological formations pressure and operation by workers that violates applicable regulations;
●	HSE accidents and public safety incidents;
●	adverse surface environment, weather conditions or natural disasters;
●	compliance with existing or enhanced environmental regulations; or
●	changes in governmental requirements and standards and risks in relations to international politics and economic situations.

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

Our development projects and production activities may be curtailed, delayed or cancelled for many reasons, including without limitation equipment shortages or failures, natural hazards, unexpected drilling conditions, mechanical and technical difficulties caused by complex geological conditions and operating errors by our employees and the change of local government policies. These projects and activities, which include projects focused on non-conventional oil and gas exploration and development, will also often require the use of new and advanced technologies that may be expensive to develop, purchase and implement, and may not function as expected. There is a risk that any development project that we undertake may not yield expected returns. In addition, our development projects and production activities, particularly those in remote areas, could become less profitable, or unprofitable, if we experience a prolonged period of low oil or gas prices or cost overruns.

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

We have operations and assets and may seek new opportunities in various countries and regions, some of which are deemed to be subject to a high degree of political risk. These regions include Africa, Central Asia, Russia, Iraq and Iran. The operations in some of these countries and regions are and will likely continue to experience operational risks and regulatory changes, including political risks, market fluctuation, risks relating to fund security, interest rate, exchange rate, litigations, financial derivatives businesses, safety production, equipment integrity, compliance management, investment in overseas project, international operation, asset operation, tax and etc. The occurrence of any of the foregoing could disrupt or curtail our operations or development activities. These events may also limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and the significant capital expenditure required by those projects.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States holders of the H shares or ADSs.

A non-United States corporation, such as our company, will be a “passive foreign investment company” (PFIC), for United States federal income tax purposes for any taxable year, if either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) produce or are held for the production of passive income. Depending upon the value of our assets, which may be determined based, in part, on the market price of our securities, and the nature of our assets and income over time, we could be classified as a PFIC for United States federal income tax purposes. Based on our income and assets and the market price of our securities, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. Because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we expend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we were to be or become classified as a PFIC, a US Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of our securities and on the receipt of distributions on our securities to the extent such gains or distributions are treated as an “excess distribution” under the United States federal income tax rules. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

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

In 2022, the global pandemic of COVID-19 continues to spread. With the spread and dominance of the highly contagious Omicron strains, the Company has been affected by multiple rounds of clustered and large-scale infections, which have had an impact on the procurement of raw and auxiliary materials, production and operation, as well as demand for our end products. Our work arrangements, business operations, financial conditions, and business performance have all been negatively affected to varying degrees, and there have been infection cases among our employees. There remains uncertainty as to the future impact of the virus. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the appearance of new variants, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. We are closely monitoring the impacts of COVID-19 pandemic on us.

Risks Relating to Our Industry

Our operations may be adversely affected by the global and domestic economic conditions.

Our results of operations are materially affected by economic conditions in China and elsewhere around the world. There are some uncertainty and instability in the current global economy and pandemic control, such as the protracted conflict between Russia and Ukraine, the intensification of the comprehensively competitive status between China and the United States and its impacts on the international politics and economies, significant fluctuations in international oil prices, and the continuous increase in inflationary pressures. The Chinese economy has exited from the COVID-19 pandemic and has been steadily recovering and entering a new stage of development, progressing towards high quality development, guided by its “carbon peak” and “carbon neutrality” strategic objectives, which have been progressively implemented. Our operations may also be adversely affected by factors such as trade protection policies adopted by other countries and increase in import activities facilitated by regional trade agreements.

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

Among our competitors, some are major integrated petroleum and petrochemical companies within and outside China, which have recently become more significant participants in the petroleum and petrochemical industry in China. The PRC government has accelerated the removal of restrictions on the right to use imported crude oil and tightened the export quota for refined oil products. This development may lead to excessive refining capacity in China and intensify competition among local refineries. The Chinese crude oil and refined oil product markets are becoming increasingly dynamic and internationalized with implementation of tariff concessions and relaxation of market restrictions. As the wholesale market of refined oil products previously dominated by PetroChina Company Limited and us opens up, we are facing stronger competition from new players and imported products. Our market share of chemical products is also under stronger competitive pressure due to the increasingly active participation of diversified new market players including multinational petroleum and petrochemical companies and domestic private enterprises. We are also expected to face competition in both domestic and overseas refined oil products and petrochemical product market as a result of our domestic and international competitors’ increasing production capacity. In addition, the competition among market participants on overseas premium resources, construction of LNG stations and pipeline and storage facilities, development of high-end markets and construction of terminal projects have intensified since PipeChina started its business operation and after the market of natural gas pipeline network, LNG station and gas storage facilities opened up. Increased competition may have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY
A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is China Petroleum & Chemical Corporation. Our head office is located at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China, our telephone number is (8610) 5996-0028 and our fax number is (8610) 5996-0386. We have appointed our representative office in the North America, located at 3050 Post Oak Blvd, Suite 800, Houston, 77056, with telephone number of +1 (713) 544 8888 and fax number of +1 (713) 544 8878, as our agent for service of processes for actions brought under the U.S. securities laws. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us that have been filed electronically with the SEC, which can be accessed at https://www.sec.gov. Information about the Company and documents the Company submitted to the SEC are available on our investor relations website: http://www.sinopec.com/ listco/en/investor_centre/corporate_governance/.

We were established as a joint stock limited company on February 25, 2000 under the Company Law of the PRC with Sinopec Group Company as the sole shareholder at our inception. Our principal businesses include:

●	exploration for, development, production and marketing of crude oil and natural gas;
●	refining of crude oil and marketing and distribution of refined oil products, including transportation, storage, trading, import and export of petroleum products;
●	production and sales of petrochemical products;
●	the operation in relation to hydrogen, the production, storage, transportation and sales of hydrogen, production and sales of hydrogen production, hydrogen refueling and hydrogen storage facilities and other hydrogen energy business and related services; and
●	power supply business, vehicle battery charging and swapping, solar energy, wind energy and other new energy power generation, operation of new energy vehicle charging facilities, battery sales, sales of new energy vehicle battery swap facilities and other electric energy businesses and related services.

Sinopec Group’s continuing activities primarily consist, among other things, of:

●	exploring and developing oil and gas reserves overseas;
●	operating certain petrochemical facilities;
●	providing geophysical exploration, and well drilling, survey, logging and downhole operational services;
●	manufacturing production equipment and providing equipment maintenance services;
●	providing construction services;
●	providing utilities, such as electricity and water; and
●	providing other operational services including transportation services.

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

From July 8, 2015 to July 7, 2016, Sinopec Group Company increased its shareholding in the Company through acquisitions of our ordinary shares on the stock market in its own name or through other concerting parties, by way of acquiring 72,000,000 A shares. Immediately following the shareholding increase, Sinopec Group Company directly and indirectly held 86,345,821,101 shares of the Company. From December 1, 2021 to November 30, 2022, Sinopec Group Company, in its own name or through other concerting parties, acquired 214,766,000 H shares, immediately following which Sinopec Group Company directly and indirectly held 83,477,143,393 shares of the Company.

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

On July 28, 2022, the 10th meeting of the 8th session of our board of directors reviewed and approved the proposal on certain transactions with INEOS Limited (“INEOS”), and Sinopec and its subsidiary Gaoqiao, entered into a share transfer agreement with INEOS Investment (Shanghai) Co., Ltd. (“INEOS Shanghai”), pursuant to which INEOS Shanghai acquired 15% and 35% of equity interest in Shanghai SECCO held by Sinopec and Gaoqiao, respectively. Immediately after the completion of the acquisition in December 2022, Shanghai SECCO was held 50% by INEOS Shanghai, 15% by Gaoqiao, 20% by Sinopec Shanghai Petrochemical Company Ltd. and 15% by Sinopec, and Shanghai Secco ceased being a consolidated subsidiary of Sinopec.

We voluntarily delisted our ADSs from the NYSE in September 2022 and we terminated our ADR program in December 2022.

B.	BUSINESS OVERVIEW

Exploration and Production

Overview

We currently explore for, develop and produce crude oil and natural gas in a number of areas in China and overseas. As of December 31, 2022, we held 351 production licenses in China, with an aggregate acreage of 38,937 square kilometers and with terms ranging from 10 to 80 years. Our production licenses may be renewed upon our application at least 30 days prior to the expiration date, which are renewable for unlimited times. During the term of our production license, we pay an annual production license fee of RMB1,000 per square kilometer.

During the reporting period of this annual report, we have no expiring proved and undeveloped fields in gross acreage or net acreage, both domestically and overseas.

As of December 31, 2022, we held 188 exploration licenses in China for various blocks in which we engaged in exploration activities, with an aggregate acreage of approximately 370 thousand square kilometers.

As of December 31, 2022, our overseas subsidiary held one production license, with an acreage of 322.57 square kilometers. It currently does not have exploration licenses. Our overseas equity-accounted investments held 74 production licenses, with an aggregate acreage of 5,357.2 square kilometers, and no exploration license.

Properties

We currently operate 251 oil and gas producing fields and blocks.

Shengli production field is our most important crude oil production field. It consists of 76 producing blocks of various sizes extending over an area of 2,597 square kilometers in northern Shandong province, all of which are our net developed acreage. Most of Shengli’s blocks are located in the Jiyang through with various oil producing layers. In 2022, Shengli production field produced approximately 166 million barrels of crude oil and 28.35 billion cubic feet of natural gas, with an average daily production of 468.17 thousand BOE.

As of December 31, 2022, the total acreage of our oil and gas producing fields and blocks in China was 17,633 square kilometers, including 10,420 square kilometers of developed acreage, all of which were net developed acreage; and 7,213 square kilometers of gross undeveloped acreage, all of which were net undeveloped acreage.

As of December 31, 2022, the total acreage of our oil and gas producing fields and blocks of our overseas subsidiary was 322.57 square kilometers, including 234.71 square kilometers of developed acreage, of which 234.71 square kilometers were net developed acreage; and 87.86 square kilometers of gross undeveloped acreage, of which 87.86 square kilometers were net undeveloped acreage.

As of December 31, 2022, the total acreage of our oil and gas producing fields and blocks of our overseas equity-accounted investments was 1,675.4 square kilometers, including 1,675.4 square kilometers of developed acreage, of which 1,675.4 square kilometers were net developed acreage; and none was gross undeveloped acreage.

Oil and Natural Gas Reserves

As of December 31, 2022, our estimated proved reserves of crude oil and natural gas in China were 3,108.6 million BOE (including 1,641.7 million barrels of crude oil and 8,801.6 billion cubic feet of natural gas), and our estimated proved reserves of crude oil and natural gas outside of China, which included a share of the estimated proved reserves of our equity-accounted investments, were 320.8 million BOE. Our estimated proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical.

We established reasonable certainty of our proved reserves estimates by using the performance methods, the volumetric methods, analogy, or a combination of multiple methods. Performance methods include, but are not limited to, decline curve analysis, material balance and reservoir simulation, which utilize extrapolations of historical production available. The volumetric method, analogy, or a combination of such methods were used where historical performance data was inadequate to establish a definitive trend or where the use of production performance data as the basis for reserves estimates was considered inappropriate. All proved undeveloped reserves were estimated by volumetric method and analogy.

The following tables set forth our proved developed and undeveloped crude oil and natural gas reserves by region as of December 31, 2022.

Crude Oil Proved Reserves	As of December 31, 2022
(in millions of barrels)
Developed Subsidiaries
China	1,489
Shengli	1,105
Others	384
Overseas	17
Subtotal	1,506
Equity-accounted investments
China	—
Overseas	260
Subtotal	260
Total Proved Developed	1,766
Undeveloped Subsidiaries
China	153
Shengli	41
Others	112
Overseas	—
Subtotal	153
Equity-accounted investments
China	—
Overseas	43
Subtotal	43
Total Proved Undeveloped	196
Total Crude Oil Proved Reserves	1,962

Natural Gas Proved Reserves	As of December 31, 2022
(in billions of cubic feet)
Developed Subsidiaries
China	7,135
Puguang	1,417
Fuling	1,632
Others	4,086
Overseas	—
Subtotal	7,135
Equity-accounted investments
China	—
Overseas	3
Subtotal	3
Total Proved Developed	7,138
Undeveloped Subsidiaries
China	1,667
Puguang	155
Fuling	99
Others	1,413
Overseas	—
Subtotal	1,667
Equity-accounted investments
China	—
Overseas	1
Subtotal	1
Total Proved Undeveloped	1,668
Total Natural Gas Proved Reserves	8,806

As of December 31, 2022, approximately 153 million barrels of our crude oil proved reserves and 1,667 billion cubic feet of our natural gas proved reserves were classified as proved undeveloped reserves in China and overseas. 2.2 million barrels of crude oil and 32.6 billion cubic feet natural gas proved reserves in China have been classified as proved undeveloped for more than five years, mainly under Sinopec Shanghai Offshore Petroleum Company, one of our subsidiaries. The reason that such proved reserves had remained undeveloped for more than five years was that offshore oil and gas production sites generally had a longer construction period, which was further protracted due to the COVID-19 pandemic. The Company is currently optimizing the development plan for such reserves. The overseas reserves of the Company are located in Angola in Africa, Russia in Europe, Kazakhstan in Asia and Columbia in South America. As of the date of this report, there is no material concentration of the Company’s undeveloped reserves.

During the year of 2022, a total of 350 wells were drilled in China and 101.5 wells were drilled overseas.

During the year of 2022, our proved crude oil reserves and proved crude oil reserves of our equity method investees increased by 211.48 million barrels, as a result of:

●	an upward revision of previous estimate by 283.98 million barrels, comprising an upward revision of 140.64 million barrels due to increased crude oil price, an upward revision of 11.28 million barrels due to decrease in cost, an upward revision of 83.54 million barrels due to infill drilling, and an upward revision of 48.52 million barrels due to the changes in production performance;
●	an increase of 89.22 million barrels by reason of the adoption of technologies and methods such as gas displacement and chemical displacement;
●	an increase of 112.72 million barrels due to extension and new discoveries of crude oil fields; and
●	a decrease of 274.44 million barrels due to production activities.

During the year of 2022, our proved natural gas reserves and proved natural gas reserves of our equity method investees increased by 349.17 billion cubic feet, as a result of:

●	an upward revision of previous estimate by 806.25 billion cubic feet, comprising an upward revision of 50.95 billion cubic feet of proved natural gas reserves resulting from an increase in gas price, an increase of 14.34 billion cubic feet resulting from decrease in cost, an increase of 32.54 billion cubic feet due to the changes in production performance, an increase of 13.75 billion cubic feet due to the adoption of refracturing and increase of sand addition, and an increase of 694.67 billion cubic feet due to infill drilling;
●	an increase of 16.61 billion cubic feet by reason of the adoption of improved recovery techniques;
●	an increase of 664.16 billion cubic feet due to extension and new discoveries of gas fields; and
●	a decrease of 1,137.85 billion cubic feet due to production activities.

Noteworthy changes in proved undeveloped reserves during the year of 2022 are as follows:

●	our proved undeveloped crude oil reserves increased by 23.32 million barrels, resulting from an increase of 72.54 million barrels due to adjustments in our drilling plan, and an increase of 0.14 million barrels due to extension and new discoveries of crude oil fields, partially offset by a conversion of 49.36 million barrels from proved undeveloped crude oil reserves to proved developed crude oil reserves through our production activities; and
●	our proved undeveloped natural gas reserves decreased by 48.43 billion cubic feet, resulting from a conversion of 588.78 billion cubic feet from proved undeveloped natural gas reserves to proved developed natural gas reserves through our productions activities, partially offset by an increase of 540.35 billion cubic feet due to adjustments in our drilling plan.

Total capital expenditure incurred in converting proved undeveloped reserves into proved developed reserves amounted to RMB13.29 billion, including RMB12.8 billion and RMB0.49 billion incurred in connection with our operations in China and overseas, respectively, in 2022.

During the year of 2021, our proved crude oil reserves and proved crude oil reserves of our equity method investees increased by 207.96 million barrels, as a result of:

●	an upward revision of previous estimate by 241.83 million barrels, comprising an upward revision of 297.16 million barrels due to increased crude oil price, an upward revision of 14.99 million barrels due to infill drilling, an upward revision of 25.61 million barrels due to the extension of our existing licenses, and an upward revision of 6.60 million barrels due to improved production performance, partially offset by a downward revision of 102.53 million barrels due to the increase in cost;
●	an increase of 127.76 million barrels by reason of the adoption of technologies and methods such as gas displacement and chemical displacement;
●	an increase of 111.66 million barrels due to the extension of and new discoveries in the Chengdao oil field and Shunbei oil and gas field; and
●	a decrease of 273.29 million barrels due to production activities.

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

During the year of 2020, our proved crude oil reserves and proved crude oil reserves of our equity method investees decreased by 198.35 million barrels, as a result of:

●	a downward revision of previous estimate by 149.36 million barrels due to a downward revision of 293.19 million barrels due to reduced crude oil price, partially offset by an upward revision of 62.54 million barrels due to cost control, an upward revision of 8.87 million barrels due to infill drilling, an upward revision of 66.08 million barrels due to improved production performance, and an upward revision of 6.35 million barrels due to the extension of oversea licenses;
●	an increase of 100.33 million barrels resulting from the application of improved recovery techniques such as gas displacement and chemical displacement;
●	an increase of 130.90 million barrels due to the extensions and new discoveries in Tahe oil field, Shunbei oil and gas field, Chunfeng oil field, Angola oil field, etc.; and
●	a decrease of 280.22 million barrels due to production activities.

During the year of 2020, our proved natural gas reserves and proved natural gas reserves of our equity method investees increased by 965.58 billion cubic feet, as a result of:

●	an upward revision of previous estimate by 835.26 billion cubic feet, comprising an upward revision of 40.94 billion cubic feet due to cost control, an upward revision of 168.96 billion cubic feet due to improved production performance, an upward revision of 59.61 billion cubic feet due to the application of techniques such as adding compression for gas wells, an upward revision of 127.55 billion cubic feet due to the application of techniques such as re-fracturing, an upward revision of 474.23 billion cubic feet due to infill drilling, and an upward revision of 1.73 billion cubic feet due to the extension of oversea licenses, partially offset by a downward revision of 37.76 billion cubic feet due to the decrease in gas price;
●	an increase of 31.69 billion cubic feet resulting from the application of improved recovery techniques;
●	an increase of 1,170.96 billion cubic feet due to the extension and new discoveries in Chuanxi gas field, Dongsheng gas field, Weirong gas field and others; and
●	a decrease of 1,072.33 billion cubic feet due to production activities.

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

Oil and Natural Gas Production

In 2022, we produced an average of 1,255.7 thousand BOE per day in China, of which approximately 54.72% was crude oil and 45.28% was natural gas. We produced an average of 84.24 thousand BOE per day overseas, of which 97.8% was crude oil and 2.2% was natural gas.

The following tables set forth our average daily production of crude oil and natural gas for the years ended December 31, 2020, 2021 and 2022. The production of crude oil includes condensate.

	Year Ended December 31,
	2020(1)	2021(2)	2022(3)

	(in thousands of barrels)
Average Daily Crude Oil Production
China	682	684	687
Subsidiaries	682	684	687
Shengli	454	455	455
Others	228	229	232
Overseas	84	83	82
Subsidiary	17	14	14
Equity-accounted investments	67	69	68
Total Crude Oil Production	766	767	769

Note:

(1)	Includes 0.48 thousand BOE of crude oil consumed in the production.
(2)	Includes 0.49 thousand BOE of crude oil consumed in the production.
(3)	Includes 0.44 thousand BOE of crude oil consumed in the production.

	Year Ended December 31,
	2020(1)	2021(2)	2022(3)

	(in millions of cubic feet)
Average Daily Natural Gas Production
China	2,921	3,277	3,412
Subsidiaries	2,921	3,277	3,412
Puguang	598	651	617
Fuling	647	695	696
Others	1,676	1,931	2,099
Overseas	9	9	10
Equity-accounted investments	9	9	10
Total Natural Gas Production	2,930	3,286	3,422

Note :

(1)	Includes 145.82 million cubic feet of natural gas consumed in the production.
(2)	Includes 163.59 million cubic feet of natural gas consumed in the production.
(3)	Includes 222.27 million cubic feet of natural gas consumed in the production.

Lifting Cost & Realized Prices

The following table sets forth our average lifting costs per BOE of crude oil produced, average sales prices per barrel of crude oil and average sales prices per thousand cubic meters of natural gas for the years ended December 31, 2020, 2021 and 2022.

	Weighted Average	China	Overseas(1)

	(RMB)
For the year ended December 31, 2022
Average petroleum lifting cost per BOE	112.80	107.72	188.56
Average realized sales price
Per barrel of crude oil	613.35	605.72	676.97
Per thousand cubic feet of natural gas	44.72	44.72	—
For the year ended December 31, 2021
Average petroleum lifting cost per BOE	113.91	108.42	193.94
Average realized sales price
Per barrel of crude oil	415.85	411.93	448.4
Per thousand cubic feet of natural gas	40.61	40.61	—
For the year ended December 31, 2020
Average petroleum lifting cost per BOE	105.28	101.67	154.41
Average realized sales price
Per barrel of crude oil	269.85	266.86	294.12
Per thousand cubic feet of natural gas	37.33	37.33	—
(1)

The exchange rates we used for overseas data in this table were exchange rates for each year ended December 31, 2020, 2021 and 2022, which were RMB6.90 to US$ 1.00, RMB6.45 to US$ 1.00 and RMB6.73 to US$1.00, respectively.

Exploration and Development Activities

In 2022, focusing on exploration for large-scale quality reserves, we pressed ahead with high quality exploration and profit-oriented development, made considerable efforts to advance technology innovation and project guarantee, and achieved significant improvement on reserves, production and efficiency.

The following table sets forth the number of our exploratory and development wells, including a breakdown of productive wells and dry wells we drilled during the years ended December 31, 2020, 2021 and 2022.

	As of December 31,
	2020				2021				2022
Number of	Exploratory		Development		Exploratory		Development		Exploratory		Development
Drilled Well(1)	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	383	136	2,015	3	363	129	1,828	4	364	111	1,958	3
Subsidiaries	383	136	2,015	3	363	129	1,828	4	364	111	1,958	3
Shengli	204	64	1,080	2	170	58	944	2	159	48	1,029	2
Others	179	72	935	1	193	71	884	2	205	63	929	1
Overseas	2	—	100	—	2	1	114	—	5	1	200	—
Subsidiaries	—	—	4	—	—	—	2	—	—	—	—	—
Equity- accounted investments	2	—	96	—	2	1	112	—	5	1	200	—
Total	385	136	2,115	3	365	130	1,942	4	369	112	2,158	3

(1)Number of net wells.

The following table sets forth the number of wells being drilled by us as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020				2021				2022
Number of	Gross		Net		Gross		Net		Gross		Net
Drilling Welling	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	92	212	92	212	108	201	108	201	103	207	103	207
Subsidiaries	92	212	92	212	108	201	108	201	103	207	103	207
Shengli	29	52	29	52	33	55	33	55	29	61	29	61
Others	63	160	63	160	75	146	75	146	74	146	74	146
Overseas	2	—	2	—	—	123	—	62	—	2	—	1
Subsidiaries	—	—	—	—	—	3	—	1	—	—	—	—
Equity-accounted investments	2	—	2	—	—	120	—	61	—	2	—	1
Total	94	212	94	212	108	324	108	263	103	209	103	208

The following tables set forth the number of our productive wells for crude oil and natural gas as of December 31, 2022, as compared to December 31, 2021 and 2020:

	As of December 31,
	2020		2021		2022
Productive Wells for Crude Oil	Gross	Net	Gross	Net	Gross	Net
China	53,240	53,240	53,851	53,851	54,089	54,089
Subsidiaries	53,240	53,240	53,851	53,851	54,089	54,089
Shengli	34,572	34,572	34,991	34,991	35,171	35,171
Others	18,668	18,668	18,860	18,860	18,918	18,918
Overseas	7,055	2,752	5,534	2,372	5,460	2,313
Subsidiaries	28	10	30	11	30	11
Equity-accounted investments	7,027	2,742	5,504	2,361	5,430	2,302
Total	60,295	55,992	59,385	56,223	59,549	56,402

	As of December 31,
	2020		2021		2022
Productive Wells for Natural Gas	Gross	Net	Gross	Net	Gross	Net
China	6,976	6,928	7,539	7,489	7,779	7,719
Subsidiaries	6,976	6,928	7,539	7,489	7,779	7,719
Puguang	67	67	79	79	82	82
Fuling	632	632	779	779	886	886
Others	6,277	6,229	6,681	6,631	6,811	6,751
Total	6,976	6,928	7,539	7,489	7,779	7,719

Refining

Overview

In 2022, our refinery throughputs were approximately 242.27 million tonnes. We produce a full range of refined oil products. The production of our principal refined oil products for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year Ended December 31,
	2020	2021	2022

	(in million tonnes)
Gasoline	57.91	65.21	59.05
Diesel	63.21	59.85	63.09
Kerosene	20.38	21.15	18.01
Light chemical feedstock	40.22	45.41	42.65
Liquefied petroleum gas	11.61	12.72	12.33
Fuel oil	7.71	11.31	11.66

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

Refining Facilities

Currently we operate 29 refineries in China. As of December 31, 2022, our comprehensive processing capacity of oil refining was 287.25 million tonnes per annum.

The following table sets forth our comprehensive processing capacity of oil refining as of and for the years ended December 31, 2020, 2021 and 2022.

	As of and for the year ended December 31,
	2020	2021	2022
Comprehensive processing capacity of oil refining (million tonnes per annum)(1)	283.25	287.25	287.25
Refinery throughputs (million tonnes)(2)	236.91	255.28	242.27
(1)	The comprehensive processing capacity of oil refining and refinery throughputs of joint ventures are fully included in our statistics.
(2)	When calculating refinery throughputs, conversion from tonnes to barrels are made at a rate of one tonne to 7.35 barrels.

In 2022, our gasoline yield was 24.37%, diesel yield was 26.04%, kerosene yield was 7.43%, and light chemical feedstock yield was 17.60%. For the years ended December 31, 2020, 2021 and 2022, our overall yield for all refined oil products at our refineries was 94.77%, 94.65% and 94.96%, respectively.

The following table sets forth the comprehensive processing capacity per annum as of December 31, 2022 of each of our refineries with the comprehensive supporting of 8 million tonnes or more per annum.

Comprehensive Processing
Capacity of oil refining as of
Refinery	December 31, 2022
(in million tonnes per annum)
Zhenhai	27
Maoming	20
Jinling	18
Shanghai	16
Zhongke	15
Fujian	14
Yangzi	13.5
Qilu	13
Guangzhou	12.75
Tianjin	12.5
Qingdao Refining & Chemical	12
Gaoqiao	11.3
Yanshan	10
Luoyang	10
Hainan	9.2
Changling	8
Shijiazhuang	8
Jiujiang	8
Anqing	8

No new comprehensive processing capacity of oil refining was put in operation in 2022.

Source of crude oil

In 2022, approximately 89% of the crude oil required for our refinery business was imported.

Marketing of Refined Oil Products

Overview

We operate the largest sales and distribution network for refined oil products in China. In 2022, we distributed and sold approximately 162.55 million tonnes of gasoline, diesel and kerosene domestically. Most of the refined oil products sold by us are produced internally. In 2022, approximately 72.61% of gasoline sold by us and approximately 79.41% of diesel sold by us were produced internally.

The table below sets forth a summary of key data in the marketing and sales of refined oil products in the years of 2020, 2021 and 2022.

	As of December 31,
	2020	2021	2022
Total sales volume of refined oil products (in million tonnes)*	217.91	220.79	206.74
Domestic sales volume of refined oil products (in million tonnes)	167.99	171.31	162.55
Retail	113.19	114.30	106.91
Wholesale and Distribution	54.80	57.01	55.65
Average annual throughput of service stations (in tonnes per station)	3,686	3,720	3,470
Total number of service stations under Sinopec brand	30,713	30,725	30,808
Self-operated service stations	30,707	30,725	30,808

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

In 2022, we sold approximately 106.91 million tonnes of gasoline, diesel and kerosene through our retail network, representing approximately 65.77% of our total domestic gasoline, diesel, jet fuel and kerosene sales volume. Our retail network mainly consists of service stations that are wholly-owned and operated by us, and jointly-owned and generally operated or leased by us, all of which are operated under the Sinopec brand.

Wholesale and Distribution

In 2022, we sold approximately 55.65 million tonnes of refined oil products, including 12.75 million tonnes of gasoline, 32.33 million tonnes of diesel and 10.57 million tonnes of kerosene, through wholesale and distribution to independent distributors such as domestic industrial enterprises, hotels, restaurants and agricultural producers and long-term large-scale end users such as railways, airlines, shipping and public utilities.

We operate 318 storage facilities with a total capacity of approximately 18.62 million cubic meters, substantially all of which are wholly-owned by us. These storage facilities and our wholesale centers are connected to our refineries by railway, waterway and pipelines. We also own some dedicated railways, oil wharfs and oil barges, as well as a number of rail tankers and oil trucks.

Chemicals

Overview

We are the largest petrochemicals producer and distributor in China, with our petrochemical production plants located in economically developed regions such as central, eastern and southern China. We produce and distribute a full range of chemical products including intermediate petrochemicals, synthetic resins, synthetic fiber monomer and polymers, synthetic fibers and synthetic rubber. Intermediate petrochemicals, synthetic resins, synthetic fibers, and synthetic rubber comprise a significant majority of our external sales. Synthetic fiber monomer and polymers and intermediate petrochemicals, on the other hand, are partially internally consumed as feedstock for the production of other chemical products. Our chemical operations are integrated upstream and downstream with our refining businesses, which supply a significant portion of our naphtha and light hydrocarbons feedstock. Due to the high demand in China, we sell most of our chemical products in China.

Products

Intermediate Petrochemicals

We are the largest ethylene producer in China. Our rated ethylene capacity as of December 31, 2022 was 14.75 million tonnes per annum. In 2022, we produced 13.44 million tonnes of ethylene. Nearly all of our olefins production is used as feedstock for our petrochemical operations.

We produce aromatics mainly in the forms of benzene and para-xylene, which are used primarily as feedstock for purified terephthalic acid, or PTA, the preferred raw material for polyester.

Chemicals extracted from olefins and aromatics are mainly used to produce synthetic resins, synthetic rubber and synthetic fibers, as well as intermediate petrochemicals.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2022 for our principal intermediate chemical products.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Ethylene	14,748	13,437	Yanshan, Great Wall EC*, Tianjin, Sinopec Sabic*, Shanghai, Shanghai SECCO*, Yangzi, BASF-YPC*, Zhenhai, Zhenhai R&C*, Fujian*, Gulei*, Qilu, Zhongyuan, Sino-Korean*, Guangzhou, Maoming and Zhongke
Propylene	13,021	11,879

Shengli, Yanshan, Great Wall EC*, Tianjin, Sinopec Sabic*, Shijiazhuang, Cangzhou, Shanghai, Gaoqiao, Shanghai SECCO*, Jinling, Yangzi, Qingjiang, BASF-YPC*, Zhenhai, Zhenhai R&C*, Anqing, Fujian*, Gulei*, Jiujiang, Jinan, Qilu, Qingdao R&C, Qingdao, Luoyang, Zhongyuan, Sino-Korean*, Jingmen, Baling, Changling, Guangzhou, Maoming, Beihai, Zhongke and Hainan

Benzene	6,230	4,596

Yanshan, Tianjin, Shijiazhuang, Cangzou, Shanghai, Shanghai Gaoqiao, Shanghai SECCO*, Jinling, Yangzi, BASF-YPC*, Zhenhai, Zhenhai R&C*, Anqing, Fujian*, Gulei*, Jiujiang, Jinan, Qilu, Qingdao R&C, Qingdao, Luoyang, Zhongyuan, Sino-Korean*, Jingmen, Changling, Guangzhou, Maoming, Beihai, Zhongke and Hainan

Styrene	3,650	2,806	Yanshan, Sinopec Sabic*, Shanghai SECCO*, BASF-YPC*, Zhenhai, Anqing, Gulei*, Jiujiang, Qilu, Qingdao R&C, Sino-Korean*, Baling, Guangzhou, Maoming, Zhongke and Hainan.
Para-xylene	6,924	4,721	Shanghai, Yangzi, Tianjin, Luoyang, Zhenhai, Jinling, Fujian*, Hainan and Jiujiang
Phenol	758	785	Yanshan, Gaoqiao and Sinopec Sabic*

*Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Resins

We are the largest producer of synthetic resins products in China.

The following table sets forth our rated capacity per annum, production volumes and major plants of production for each of our principal synthetic resins as of or for the year ended December 31, 2022.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyethylene	9,279	7,712	Yanshan, Great Wall EC*, Tianjin, Sinopec Sabic*, Shanghai, Shanghai SECCO*, Yangzi, BASF-YPC*, Zhenhai, Zhenhai R&C*, Fujian*, Qilu, Zhongyuan, Sino-Korean*, Guangzhou, Maoming and Zhongke.
Polypropylene	9,537	8,933

Yanshan, Great Wall EC*, Tianjin, Sinopec Sabic*, Shijiazhuang, Cangzhou, Shanghai, Shanghai SECCO*, Yangzi, Qingjiang, Zhenhai, Zhenhai R&C*, Fujian*, Gulei*, Jiujiang, Jinan, Qilu, Qingdao R&C*, Qingdao, Luoyang, Zhongyuan, Sino-Korean*, Jingmen, Baling, Changling, Guangzhou, Maoming, Beihai, Zhongke and Hainan.

Polyvinyl chloride	600	325	Qilu
Polystyrene	698	594	Maoming, Guangzhou, Shanghai SECCO* and BASF-YPC*
Acrylonitrile butadiene styrene	200	198	Gaoqiao
*	Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fiber Monomers and Polymers

Our principal synthetic fiber monomers and polymers are purified terephthalic acid, ethylene glycol, acrylonitrile, caprolactam, polyester, polyethylene glycol and polyamide fiber.

The following table sets forth our rated capacity per annum, our production volume and major plants of production as of or for the year ended December 31, 2022 for each type of our principal synthetic fiber monomers and polymers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Purified terephthalic acid	2,819	1,367	Shanghai, Yangzi, Yizheng and Luoyang
Ethylene glycol	4,999	3,234	Yanshan, Tianjin, Sinopec Sabic*, Shanghai, Yangzi, BASF-YPC*, Zhenhai, Zhenhai R&C*, Fujian*, Gulei*, Sino-Korean*, Maoming and Zhongke
Acrylonitrile	990	832	Anqing, Qilu and Shanghai SECCO*
Caprolactam	909	709	Baling
Polyester	3,378	2,426	Shanghai, Yizheng, Tianjin and Luoyang
*	Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Synthetic Fibers

Our principal synthetic fiber products are polyester fiber and acrylic fiber.

The following table sets forth our rated capacity per annum, production volume and major plants of production for each type of our principal synthetic fibers as of or for the year ended December 31, 2022.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Polyester fiber	1,531	1,016	Yizheng, Shanghai, Tianjin and Luoyang
Acrylic fiber	218	90	Shanghai, Anqing and Qilu

Synthetic Rubbers

We are the largest manufacturer of synthetic rubbers in China. Our principal synthetic rubbers products are cis-polybutadiene rubber, styrene butadiene rubber, or SBR, styreneic block copolymers (SBCs) thermoplastic elastomer, isobutadiene isoprene rubber, or IIR (brominated IIR included), and ethylene propylene rubber.

The following table sets forth our rated capacity per annum, production volume and major plants of production as of or for the year ended December 31, 2022 for each of our principal synthetic rubbers.

	Our Rated Capacity	Our Production	Major Plants of Production
	(thousand tonnes per annum)	(thousand tonnes)
Cis-polybutadiene	450	363	Yanshan, Qilu, Maoming, Yangzi and Gaoqiao
Styrene butadiene rubber	460	388	Qilu, Yangzi, Gaoqiao, Yanshan and Baling
Styrene-butadiene-styrene thermoplastic elastomers	440	290	Yanshan, Maoming, Baling and Gulei*
Isobutylene isoprene rubber	125	5	Yanshan
Ethylene propylene rubber	75	67	Gaoqiao
*	Joint ventures, of which the production capacities and outputs are fully included in our statistics.

Marketing and Sales of Petrochemicals

The central, eastern and southern regions in China, where most of our petrochemical plants are located, constitute the major petrochemical market in China. Our proximity to the major petrochemical market gives us a geographic advantage over our competitors.

The prices of petrochemical products in China have become market-oriented. Our principal sales channels consist of (i) direct sales to domestic and foreign large- and medium-sized manufacturing enterprises, which account for more than 74.6% of our direct sales, (ii) sales to distributors, who are responsible for sales and distribution to a portion of our smaller and scattered customers or specific customers, and (iii) sales of chemical products through our e-commerce platform “Chem E-Mall,” which effectively launched an e-commerce channel of petrochemical products and improved customer experience.

Competition

Pursuant to the Anti-Monopoly Law of the PRC which became effective on August 1, 2008, as amended by the Decision on Amending the Anti-Monopoly Law of the People’s Republic of China of the Standing Committee of the National People’s Congress on June 24, 2022, when market concentration by business carriers through merger, acquisition of control through shares or assets acquisition, or acquisition of control or the ability to exercise decisive influence over other business carriers by contract or by other means reaches a threshold of declaration level prescribed by the State Council, the business carriers shall declare in advance to the Anti-monopoly Law enforcement agency, otherwise, the business carriers shall not implement such market concentration.

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

Patents and Trademarks

In 2022, we were granted 6,289 patents in China and overseas. As of December 31, 2022, we owned a total of 49,852 patents in China and overseas.

In 2022, we had 45 PRC material trademarks and 11 overseas material trademarks approved internally.

Business Operations Relating to Iran Threat Reduction and Syria Human Rights Act of 2012

In 2022, we did not source any of our refinery throughputs of crude oil from Iran. Based on our internal reports and statistics, no revenue or net profit was recorded from trading activity with Iranian companies.

Based on our controlling shareholder, Sinopec Group Company’s response to our inquiries, it engaged in a small amount of business activities in Iran such as providing engineering services and designs in 2022. Sales revenue and profits from these business activities accounted for 0.02% and 0.13% of its total unaudited sales revenue and profits, respectively in 2022.

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

The Ministry of Commerce (MOFCOM)

MOFCOM is responsible for monitoring the foreign investors’ oil and gas exploration projects in the PRC. It is responsible for approving or filing of the overseas investment by PRC enterprises and issuing the enterprise overseas investment certificate and quotas and licenses for import and export of crude oil and refined oil products. According to the law, MOFCOM is also responsible for approving and record-filing of foreign investment (excluding financial investment) of domestic enterprises.

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

To operate business in China, we and all of our PRC subsidiaries are required to register with the State Administration of Market Regulation and obtain a business license with the scope of our/its business set forth therein, and obtain approvals and permits from relevant government authorities for certain specialized business activities. The table below sets forth the permits and approvals we and our PRC subsidiaries need to obtain that are material to our business.

Permits/Approvals	Underlying Business Activities	Regulatory Authorities
Exploration Permit	Exploration of crude oil and natural gas	Authorities of Geology and Mineral Resources (Ministry of Natural Resources and its counterparts)
Mining Permit	Mining, development and production of crude oil, natural gas and geothermal resources	Authorities of Geology and Mineral Resources (Ministry of Natural Resources and its counterparts)
Work Safety Permit for Non-coal Mines	Mining and production (pursuant to relevant work safety requirements) in non-coal mines	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Manufacturing License for Industrial Products	Manufacture of certain industrial products	Authorities of Industrial Products Manufacture Licensing (State Administration of Market Regulation and its counterparts)
Approval for Refined Oil Retailing Business	Retailing business for Refined Oil (for petrol station)	Ministry of Commerce and its counterparts
Gas Business Permits	Gas-related business operation	Gas-regulatory and Supervision Department of Local Government (county level above)
Registration for Manufacturer of Hazardous Chemicals	Manufacture of Hazardous Chemicals	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Registration for Hazardous Chemicals
Work Safety Permit for Hazardous Chemicals	Operation of business in relation to Hazardous Chemicals (including storage thereof)	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Managements and its counterparts)
Business Permits for Hazardous Chemicals
Pollutant Discharge Permit	Emission of pollutant to the environment	Authorities of Environment Protection
Urban Drainage License	Emission of wasted water to urban drainage facilities	Authorities of Urban Drainage (Ministry of Water Resources and its counterparts)

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

Price Controls on Natural Gas

In recent years, the government has promoted the reform of natural gas pricing towards a market-oriented approach. In April 2015, NDRC unified the stock natural gas and incremental natural gas prices. In November 2015, NDRC further liberalized the pricing of natural gas by replacing the reference ceiling price for city-gate prices of non-residential natural gas with a reference base rate. In August 2017, based on the price of natural gas pipeline transmission and the adjustment of the natural gas value-added tax rate, NDRC decreased the non-residential natural gas reference city-gate prices by RMB0.1 per cubic meter, and clarified that the prices of natural gas openly traded on trading platforms such as the Shanghai Oil and Gas Exchange Center and Chongqing Oil and Gas Exchange Center shall be determined on a market-oriented basis. In May 2018, NDRC further replaced the reference ceiling price for city-gate prices of residential natural gas with a reference base rate, and thus brought the price of residential gas in line with the price of non-residential gas. In March 2019, NDRC issued the Notice on Adjusting the City-Gate Price (NDRC Pricing Circular No, 562 [2019]) to adjust the city-gate price based on adjustments on value-added tax applicable to natural gas with effective date on April 1, 2019.

Regulation of Pipelines Networks

In October 2016, NDRC issued the Interim Provisions for Management Measures of Natural Gas Pipeline Transmission Prices (for Trial Implementation) and the Interim Provisions for Supervision and Review of Natural Gas Pipeline Transmission Cost (for Trial Implementation) (NDRC Pricing Circular 2142[2016]) (the “Trial Provisions”), pursuant to which the transmission prices of 13 natural gas interprovincial pipelines were adjusted after supervision and review in August 2017. In March 2019, the NDRC further adjusted the inter-provincial pipeline transmission price of natural gas based on adjustments on the natural gas value-added tax rate. On October 1, 2020, we sold certain pipeline assets to PipeChina, and negotiated with PipeChina to determine the pipeline transmission service price, pursuant to the oil and gas pipeline transportation service pricing policy specified by the NDRC. In June, 2021, NDRC issued the Interim Provisions for Management Measures of Natural Gas Pipeline Transmission Prices and the Interim Provisions for Supervision and Review of Natural Gas Pipeline Transmission Cost (NDRC Pricing Circular 818[2021]), which took effect on January 1, 2022, under which interprovincial natural gas pipelines are categorized into four pricing regions, namely northwest, southwest, northeast and east-central, based on the market structure and distribution of natural gas in China, and rates for transmission service are determined separately on a region-specific basis.

Regulation of Refining and Marketing of Refined Oil Products

Gasoline and Diesel Prices

Gasoline and diesel prices are government-guided.

In March 2013, NDRC issued Circular on Establishment of Sound Price Formation Mechanism of Refined Oil Products (NDRC Pricing Circular 624[2013]), which specified that a reformed refined oil product price formation mechanism shall include shortening of the refined oil product price adjustment period to 10 working days. If the assessed adjustment in domestic refined oil product prices is less than RMB50 per tonne, the adjustment will be postponed to the next period. In January 2016, NDRC issued Notice on Issues Related to the Improvement of the Pricing Mechanism of Refined Oil Products (NDRC Pricing Circular 64[2016]), which sets a lower limit for price adjustments of refined oil products, and establishes a risk reserve system for oil price adjustments. In June 2022, Ministry of Finance and NDRC jointly issued the Notice on the Implementation of Phased Price Subsidies after the International Oil Prices Hit the Upper Limit (MOF Financial Construction Circular 185[2022]), which stipulates that there will not be any upward adjustment to the price of refined oil for a certain period of time in the event the crude oil price in the international markets exceeds the upper limit US$130/bbl, and that refinery companies will receive subsidies from the central government.

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

From August 2022 to March 2023, a national campaign aimed at regulating the refined oil industry was launched, focusing on tax evasion and illegal expansion of production capacity. On November 7, 2022, a joint notice was issued by ten governmental departments including the Ministry of Emergency Management to amend the Catalogue of Hazardous Chemicals (2015 Edition) to reintroduce diesel into the catalogue as the hazardous chemicals, and provide that operating entities which do not have warehouse and adequate facilities will not be issued business operation license with respect to hazardous chemicals, be granted access to relevant invoicing system in relation to refined oil products, and not allowed to carry out refined oil products business. This is expected to raise the market entry threshold.

Investment

Overseas investments by central state-owned enterprises involving sensitive countries or regions or sensitive industries shall be submitted to NDRC and MOFCOM for approval, and other overseas investments by central state-owned enterprises will only need to submit a filing with, or report to, NDRC and MOFCOM.

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

Regulations on Overseas Offering and Listing

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which took effect on March 31, 2023. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Filing Rules. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Filing Rules.

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

Like many large scale companies with businesses across industries, we conduct our business through a large number of Chinese and foreign operating entities. The chart below summarizes our business segments and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act. We combined our refining and chemicals segments in the chart below given that most of our significant subsidiaries conducting the relevant businesses can be categorized under these segments. See Note 39 to our consolidated financial statements.

Notes:

(1)	Sinopec Group Company owns 67.84% of our total issued and outstanding share capital, including 67.20% in the form of A shares and 0.64% in the form of H shares.
(2)	Public shareholders collectively hold 10.35% of our total issued and outstanding share capital in the form of A shares.
(3)	Public shareholders collectively hold 20.03% of our total issued and outstanding share capital in the form of H shares (including H shares represented by ADSs), of which, ADS holders collectively hold, in the form of ADSs, H shares representing 1.18% of our total issued and outstanding share capital.
(4)	Our significant subsidiary under Exploration and Production segment is Sinopec International Petroleum Exploration and Production Limited.
(5)	Our significant subsidiaries under Refining and Chemicals segments are Sinopec Great Wall Energy & Chemical Company Limited, Sinopec Yangzi Petrochemical Company Limited, Sinopec Yizheng Chemical Fibre Limited Liability Company, Sinopec Lubricant Company Limited, Sinopec Qingdao Petrochemical Company Limited, Sinopec Chemical Sales Company Limited, Sinopec Beihai Refining and Chemical Limited Liability Company, ZhongKe (Guangdong) Refinery & Petrochemical Company Limited, Sinopec Qingdao Refining and Chemical Company Limited, Sinopec Hainan Refining and Chemical Company Limited, Sinopec-SK (Wuhan) Petrochemical Company Limited, Gaoqiao Petrochemical Company Limited, Sinopec Baling Petrochemical Co. Ltd, Sinopec Shanghai Petrochemical Company Limited, Fujian Petrochemical Company Limited, Sinopec Tahe Petrochemical Co., Ltd., and Sinopec Zhongyuan Petrol-Chemical Industry Co., Ltd.
(6)	Our significant subsidiary under Marketing and Distribution segment is Sinopec Marketing Company Limited.
(7)	Our significant subsidiaries under Others segment are Sinopec Overseas Investment Holding Limited, China International United Petroleum and Chemical Company Limited, Sinopec Catalyst Company Limited, China Petrochemical International Company Limited, and Sinopec Kantons Holdings Limited, Sinopec Research Institute of Petroleum Engineering Company Limited, Petroleum Exploration and Production Research Institute Company Limited of Sinopec, Sinopec Fushun Research Institute of Petroleum and Petrochemicals Company Limited, Sinopec Research Institute of Petroleum Processing Company Limited, Sinopec Beijing Research Institute of Chemical Industry Company Limited, Sinopec Shanghai Research Institute of Petrochemical Technology Company Limited, Sinopec Qingdao Safety Engineering Institute Company Limited, and Sinopec Geophysical Research Institute Company Limited.

D.	PROPERTY, PLANT AND EQUIPMENT

We own substantially all of our properties, plants and equipment relating to our business activities. See “Item 4. Information on the Company—B. Business Overview” for a description of our property, plant and equipment.

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

Our Energy Management and Environmental Protection Department is responsible for environmental management functions such as energy and water saving, environment and ecology protection, clean production, comprehensive utilization of resources, carbon emission management and greening management. Each of our production subsidiaries has implemented policies to control its pollutant emissions and discharge and to oversee compliance with the PRC environmental laws and regulations.

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

Prior to undertaking any project with negative impact on the environment, we will file an environmental impact evaluation report to the Ministry of Ecology and Environment or local ecology and environment department for approval in compliance with applicable environmental law. The relevant projects will only commence after we have obtained the necessary approval. When carrying out such projects, the Company strictly abides by the relevant national and local requirements on the “three simultaneous” (simultaneous design, simultaneous construction, and simultaneous operation in connection with the main facility) in relation to environmental protection facilities, and, after the completion of the project, completes the completion of environmental protection acceptance on time, of strict rules and with high quality.

We believe our environmental protection systems and facilities are adequate for us to comply with currently applicable national and local environmental protection laws and regulations. The PRC government, however, may impose stricter regulations which may require additional expenditure on compliance with environmental laws and regulations. In addition, to proactively discharge our social responsibility and to demonstrate our leadership in fulfilling China’s “dual carbon” goals, we intend to embrace the “Green Revolution” and the carbon neutrality objectives, and to build the company with competing edge with respect to green and low carbon operation.

Our environmental protection expenditures were approximately RMB11.4 billion in 2020, RMB11.0 billion in 2021 and RMB16.8 billion in 2022.

Insurance

In respect of our refining, petrochemical production, and marketing and sales operations, we currently maintain with Sinopec Group Company, under the terms of its Safety Production Insurance Fund (SPI Fund), approximately RMB896.6 billion of coverage on our property and plants and approximately RMB94.5 billion of coverage on our inventory. In 2022, we paid an insurance premium of approximately RMB2.47 billion to Sinopec Group Company for such coverage.

Transportation vehicles and products in transit are not covered by Sinopec Group Company and we maintain insurance policies for those assets with insurance companies in the PRC.

The insurance coverage under SPI Fund applies to all domestic enterprises controlled by Sinopec Group Company under regulations published by the Ministry of Finance. We have purchased insurance for our major assets and inventories. We believe that, in the event of a major accident, we will be able to recover most of our losses from insurance proceeds paid under the SPI Fund or by insurance companies.

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

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB. In doing so, we have to make estimates and assumptions. We base our estimates and assumptions on historical experience and various other assumptions that we believe to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. Accordingly, actual results may differ from those estimates as facts, circumstances and conditions change, and we evaluate these estimates on an ongoing basis. The following critical accounting estimates are selected based on uncertainties affecting the application and sensitivity of our consolidated financial statements to changes in conditions and assumptions.

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

Impairment losses recognized for each of the three years ended December 31, 2020, 2021 and 2022 in our consolidated income statements on long-lived assets are summarized as follows:

	Year ended December 31,
	2020	2021	2022

	(RMB in millions)
Exploration and production	8,495	2,467	2,891
Refining	1,923	860	2
Marketing and distribution	536	1,211	415
Chemicals	3,675	5,332	1,790
Corporate and others	—	165	571
Total*	14,629	10,035	5,669
*	Information relating to the detailed analysis of impairment losses is presented in Note 8 to the consolidated financial statements.

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

	Year ended December 31,
	2020	2021	2022

	(RMB in millions)
Balance as of January 1	1,848	3,860	4,033
Impairment losses recognized for the year	2,173	436	417
Reversal of impairment losses	(68)	(127)	(561)
Written off	(23)	(30)	(49)
Others	(70)	(106)	239
Balance as of December 31	3,860	4,033	4,079

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

	Year ended December 31,
	2020	2021	2022

	(RMB in millions)
Balance as of January 1	2,597	3,107	4,897
Allowance for the year	11,689	3,148	6,407
Reversal of allowance on disposal	(333)	(18)	(85)
Written off	(10,795)	(1,300)	(4,530)
Others	(51)	(40)	(106)
Balance as of December 31	3,107	4,897	6,583

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

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

In 2022, the Company’s revenue was RMB3,318.2 billion, increased by 21.1% compared with that of 2021, primarily due to the increase in international crude oil price, which in turn drove up the prices of petroleum and petrochemical products. We optimized operation and production, strived to stabilize business operation and expand market share, further effected structural adjustment to raw materials, products and equipment, and actively responded to unfavorable factors such as decrease in consumption, and realized RMB75.8 billion of operating profit, down by 19.9% year on year.

The following table sets forth major revenue and expense Items in the consolidated income statements for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2021	2022(1)	Change from 2021 to 2022
	(RMB in millions)		(%)
Revenue	2,740,884	3,318,168	21.1
Revenues from primary business	2,679,500	3,257,356	21.6
Other operating revenues	61,384	60,812	(0.9)
Operating expenses	(2,646,256)	(3,242,333)	22.5
Purchased crude oil, products and operating supplies and expenses	(2,076,665)	(2,684,756)	29.3
Selling, general and administrative expenses	(54,978)	(55,809)	1.5
Depreciation, depletion and amortization	(115,680)	(109,906)	(5.0)
Exploration expenses, including dry holes	(12,382)	(10,591)	(14.5)
Personnel expenses	(103,492)	(103,585)	0.1
Taxes other than income tax	(259,032)	(263,991)	1.9
Impairment (losses) / reversals on trade and other receivables	(2,311)	1,084	—
Other operating income /(expenses), net	(21,716)	(14,779)	(31.9)
Operating income	94,628	75,835	(19.9)
Net finance costs	(9,010)	(9,974)	10.7
Investment income and share of profits less losses from associates and joint ventures	23,551	28,539	21.2
Earnings before income tax	109,169	94,400	(13.5)
Income tax expense	(23,318)	(18,757)	(19.6)
Net income	85,851	75,643	(11.9)
Attributable to:
Owners of the Company	71,975	66,153	(8.1)
Non-controlling interests	13,876	9,490	(31.6)
(1)	Detailed information relating to the gain on sale of certain business is presented in Note 10 to the consolidated financial statements.

Operating revenues

In 2022, the Company’s revenue from primary business was RMB3,257.4 billion, representing an increase of 21.6% over 2021. This was mainly due to the increased price of petroleum and petrochemical products.

The following table sets forth our external sales volume, average realized prices and the respective rates of change from 2021 to 2022 for our major products:

	Sales Volume				Change from	Average Realized Price				Change from
	2021		2022		2021 to 2022	2021		2022		2021 to 2022

	(thousand tonnes)				(%)	(RMB per tonne)				(%)
Crude oil	7,162		8,171		14.1	3,049		4,449		45.9
Natural gas	29,953	(1)	30,845	(1)	3.0	1,606	(2)	1,808	(2)	12.6
Gasoline	90,836		80,884		(11.0)	7,731		9,319		20.5
Diesel	78,335		81,657		4.2	5,891		7,738		31.4
Kerosene	21,270		17,361		(18.4)	3,772		6,545		73.5
Basic chemical feedstock	36,173		36,053		(0.3)	5,486		6,204		13.1
Monomer and polymer for synthetic fiber	6,955		7,412		6.6	6,537		6,116		(6.4)
Synthetic resins	17,923		17,471		(2.5)	8,325		8,272		(0.6)
Synthetic fiber	1,457		1,193		(18.1)	7,521		8,119		8.0
Synthetic rubber	1,286		1,364		6.1	11,099		11,363		2.4
Chemical fertilizer	976		779		(20.2)	2,807		3,015		7.4

(1)million cubic meters

(2)RMB per thousand cubic meters

Sales of crude oil and natural gas

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2022, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB192.3 billion, representing an increase of 23.3% over 2021. The change was mainly due to increases in the prices and sales volume of crude oil and natural gas.

Sales of refined petroleum products

In 2022, petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB1,855.8 billion (accounting for 55.9% of the Company’s revenue), representing an increase of 20.9% over 2021, mainly due to the increase in prices of refined oil products, which effectively offsets the impact of the decrease in sales volume. The sales revenue of gasoline, diesel and kerosene was RMB1,499.3 billion, representing an increase of 20.5% over 2021, and accounting for 80.8% of the total sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB356.5 billion, representing an increase of 22.3% compared with that of 2021, accounting for 19.2% of the total sales revenue of petroleum products.

Sales of chemical products

In 2022, the Company’s external sales revenue of chemical products was RMB449.9 billion, representing an increase of 5.9% over 2021, accounting for 13.6% of the Company’s total revenue. This was mainly due to the increase in price of certain of our chemical products.

Revenue from corporate and others

In 2022, our corporate and others realized operating revenue of RMB1,790.5 billion, representing an increase of 38.0% over 2021. This was mainly attributable to the increase in the price of crude oil and refined petroleum products.

Operating expenses

In 2022, the Company’s operating expenses was RMB3,242.3 billion, increased by 22.5% compared with that of 2021. Among the operating expenses:

Purchased crude oil, products and operating supplies and expenses were RMB2,684.8 billion, representing an increase of 29.3% over the same period of 2021, accounting for 82.8% of the total operating expenses, of which:

●	crude oil purchasing expenses was RMB999.7 billion, representing an increase of 45.0% over the same period of 2021. Crude oil purchased externally used for processing in 2022 was 201.98 million tonnes (excluding the volume processed for third parties), representing a decrease of 5.0% over the same period of 2021. The average cost of processing crude oil purchased externally was RMB4,950 per tonne, representing an increase by 52.6% over 2021.
●	other purchasing expenses was RMB1,685.0 billion, representing an increase of 21.5% over the same period of 2021. This was mainly attributable to the increased prices in naphtha and other feedstocks and traded crude oil and refined oil products.

Selling, general and administrative expenses totaled RMB55.8 billion, representing an increase of 1.5% over 2021.

Depreciation, depletion and amortization was RMB109.9 billion, representing a decrease of 5.0% over the same period of 2021. This was mainly because the proved reserve increased as result of the increase in international crude oil prices in 2021, and the resultant decrease in depletion ratio of oil and gas assets, which led to a decrease in depreciation and depletion by RMB7.6 billion in 2022.

Exploration expenses were RMB10.6 billion, representing a decrease of 14.5% compared with 2021. This was mainly due to the optimization of drilling of shale gas and other unconventional resources, improved exploration success rate which effectively decrease the expenses in dry holes.

Personnel expenses was RMB103.6 billion, representing an increase of 0.1% over 2021.

Taxes other than income tax was RMB264.0 billion, representing an increase of 1.9% over the same period of 2021. This was mainly because the special oil gain levy increased by RMB12.3 billion resulting from the increased crude oil price, and the consumption tax decreased by RMB7.1 billion resulting from the decreased sales volume of domestic refined oil products in the refining segment.

Impairment reversals on trade and other receivables was RMB1.1 billion. The impairment losses on trade and other receivables decreased by RMB3.4 billion over the same period of 2021, which was mainly due to the reversed provision in the impairment of entrusted loans in 2022.

Other operating expenses, net was RMB14.8 billion, representing a decrease of 31.9% over the same period of 2021. This was mainly due to the decrease of impairment in long-term assets year-on-year.

Operating income

In 2022, our operating income was RMB75.8 billion, representing a decrease of 19.9% over the same period of 2021. This was mainly because the sluggish domestic demand in the petroleum and petrochemical markets and a decrease in the gross margin of domestic refining and petrochemical products due to high oil price.

Earnings before income tax

In 2022, our earnings before income tax was RMB94.4 billion, representing a decrease of 13.5% compared with 2021.

Income tax expense

In 2022, we recognized income tax expense of RMB18.8 billion, representing a decrease of 19.6% year on year. This was mainly due to the reduction in our profit.

Net income attributable to non-controlling interests

In 2022, our net income attributable to non-controlling interests was RMB9.5 billion, representing a decrease of RMB4.4 billion and 31.6% over the same period of 2021.

Net income attributable to owners of the Company

In 2022, our net income attributable to our owners was RMB66.2 billion, representing a year-on-year decrease of 8.1%.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the Company’s revenue was RMB2,740.9 billion, increased by 30.2% compared with that of 2020. We realized RMB94.6 billion in operating profit, up by 592.3% year on year.

The following table sets forth major revenue and expense items in the consolidated income statements for the years ended December 31, 2020 and 2021.

	Year Ended December 31,
			Change from
	2020(1)	2021	2020 to 2021

	(RMB in millions)		(%)
Revenue	2,104,724	2,740,884	30.2
Revenues from primary business	2,048,654	2,679,500	30.8
Other operating revenues	56,070	61,384	9.5
Operating expenses	(2,091,055)	(2,646,256)	26.6
Purchased crude oil, products and operating supplies and expenses	(1,589,821)	(2,076,665)	30.6
Selling, general and administrative expenses	(53,668)	(54,978)	2.4
Depreciation, depletion and amortization	(107,461)	(115,680)	7.6
Exploration expenses, including dry holes	(9,716)	(12,382)	27.4
Personnel expenses	(87,525)	(103,492)	18.2
Taxes other than income tax	(235,018)	(259,032)	10.2
Other operating income /(expenses), net(2)	(7,846)	(24,027)	206.2
Operating income	13,669	94,628	592.3
Net finance costs	(9,510)	(9,010)	(5.3)
Investment income and share of profits less losses from associates and joint ventures	44,456	23,551	(47.0)
Earnings before income tax	48,615	109,169	124.6
Income tax expense	(6,344)	(23,318)	267.6
Net income	42,271	85,851	103.1
Attributable to:
Owners of the Company	33,443	71,975	115.2
Non-controlling interests	8,828	13,876	57.2
(1)	Detailed information relating to the gain on sale of certain business is presented in Note 10 to the consolidated financial statements.
(2)	Other operating income /(expenses), net include impairment losses on trade and other receivables of RMB2.3 billion and RMB2.1 billion for the years ended December 31, 2021 and 2020, respectively.

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

Revenue from corporate and others

In 2021, our corporate and others realized operating revenue of RMB1,297.7 billion, representing an increase of 48.5% over 2020. This was mainly because the sharp increase of the price and trading volume of refined petroleum products.

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

Depreciation, depletion and amortization was RMB115.7 billion, representing an increase of 7.6% over the same period of 2020. This was mainly because that the proved reserve decreased resulting from the decrease of international crude oil prices and appreciation of RMB exchange rate in 2020, thus the depletion ratio of oil and gas assets increased, which led to the depreciation and depletion increased.

Exploration expenses, including dry holes was RMB12.4 billion, representing an increase of 27.4% compared with 2020. This was mainly due to increased investment in exploration and development to improve the quality of oil and gas assets.

Personnel expenses was RMB103.5 billion, representing an increase of 18.2% over 2020. That was due to the government’s preferential policy on social insurance during the COVID-19 pandemic in 2020, which was cancelled in 2021, as well as a year-on-year increase in performance-related bonus as a reward for the significant improvement in operating profit.

Taxes other than income tax was RMB259.0 billion, representing an increase of 10.2% over the same period of 2020. This was mainly due to the increase of consumption tax resulting from the increase of production volume in gasoline and diesel.

Other operating expenses, net was RMB21.7 billion, representing an increase of RMB275.7% over the same period of 2020. This was mainly due to impact of the loss on disposal of property, plant, equipment and other non-current assets.

Operating income

In 2021, our operating income was RMB94.6 billion, representing an increase of 592.3% over the same period of 2020. This was mainly because that with the increase of international crude oil prices and steady improvement of market demand, the Company increased its processing volume and sales volumes which led to an increase in the gross profit margin of petrochemical products and significant improvement of the Company’s operating results.

Earnings before income tax

In 2021, our earnings before income tax was RMB109.2 billion, representing an increase of 124.6% compared with 2020.

Income tax expense

In 2021, we recognized income tax expense of RMB23.3 billion, representing an increase of 267.6% year on year. This was mainly due to the taxable income increase as a result of good profit the Company achieved in 2021.

Net income attributable to non-controlling interests

In 2021, our net income attributable to non-controlling interests was RMB13.9 billion, representing an increase of RMB5.0 billion and 57.2% over the same period of 2020. This was mainly due to the improvement in the profits of our non-wholly owned subsidiaries.

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

				As a Percentage of		As a Percentage of
				Consolidated		Consolidated
				Operating Revenues		Operating Revenues
				Before Elimination of		After Elimination of
	Year Ended December 31,			Inter-segment Sales		Inter-segment Sales
	2020	2021	2022	2021	2022	2021	2022

	(RMB in billions)			(%)	(%)	(%)	(%)
Exploration and production
External sales(1)	110	163	197	3.4	3.3	5.9	6.0
Inter-segment sales	58	87	122	1.8	2.1
Total operating revenue	168	250	319	5.2	5.4
Refining
External sales(1)	118	173	199	3.6	3.3	6.3	6.0
Inter-segment sales	826	1,212	1,376	24.9	23.3
Total operating revenue	944	1,386	1,575	28.5	26.6
Marketing and distribution
External sales(1)	1,097	1,404	1,700	29.0	28.6	51.2	51.2
Inter-segment sales	5	7	13	0.1	0.2
Total operating revenue	1,102	1,412	1,714	29.1	28.8
Chemicals
External sales(1)	331	435	460	9.0	7.7	16.0	13.8
Inter-segment sales	41	70	80	1.4	1.4
Total operating revenue	372	506	540	10.4	9.1
Corporate and others
External sales(1)	460	565	762	11.7	12.8	20.6	23.0
Inter-segment sales	430	732	1,029	15.1	17.3
Total operating revenue	890	1,298	1,790	26.8	30.1
Total operating revenue before inter-segment eliminations	3,476	4,850	5,939	100.0	100.0
Elimination of inter-segment sales	(1,371)	(2,109)	(2,621)
Consolidated operating revenues	2,105	2,741	3,318			100.0	100.0
(1)	Include other operating revenues

The following table sets forth the operating revenues, operating expenses and operating (loss)/income by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes from 2021 to 2022.

	Year Ended December 31,			Change from
	2020	2021	2022	2021 to 2022

	(RMB in billions)			(%)
Exploration and production
Total operating revenues	168	250	319	27.8
Total operating expenses	(184)	(245)	(266)	8.3
Total operating (loss)/income	(16)	5	54	1,046.6
Refining
Total operating revenues	944	1,386	1,575	13.7
Total operating expenses	(950)	(1,320)	(1,563)	18.4
Total operating (loss)/income	(6)	65	12	(81.3)
Marketing and distribution
Total operating revenues	1,102	1,412	1,714	21.4
Total operating expenses	(1,081)	(1,390)	(1,689)	21.5
Total operating income	21	21	25	15.7
Chemicals
Total operating revenues	372	506	540	6.9
Total operating expenses	(361)	(494)	(554)	12.1
Total operating income/(loss)	11	11	(14)	—
Corporate and others
Total operating revenues	890	1,298	1,790	38.0
Total operating expenses	(891)	1,301	(1,789)	37.5
Total operating (loss)/income	(0.39)	(3.23)	1.32	—
Elimination of inter-segment income	4	(4.42)	(1.82)	—

Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for our refining and chemicals operations. The vast majority of our natural gas and a small portion of crude oil were sold to other customers.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

In 2022, the operating revenues of this segment was RMB319.4 billion, representing an increase of 27.8% over 2021. This was mainly attributable to the increase in both the realized price and the sales volume of crude oil and natural gas.

In 2022, the segment sold 34.28 million tonnes of crude oil, representing an increase of 0.6% over 2021. Natural gas sales volume was 31.9 billion cubic meters (bcm), representing an increase of 3.3% over 2021. Regasified LNG sales volume was 21.5 bcm, representing an increase of 12.5% over 2021. LNG sales volume decreased 77.0% from 2021 to 1.42 million tonnes, primarily due to flexible adjustments of sales strategy and structure based on purchase prices and market conditions to reduce sales volume of products with lower margin. Average realized prices of crude oil, natural gas, regasified LNG, and LNG were RMB4,312 per tonne, RMB1,816 per thousand cubic meters, RMB3,535 per thousand cubic meters, and RMB5,710 per tonne, respectively, representing an increase of 47.1%, 13.1%, 66.8%, and 46.1% respectively over 2021.

In 2022, the operating expenses of this segment was RMB265.7 billion, representing an increase of 8.3% over 2021. This was mainly because:

●	the special oil income levy and resource tax increased by RMB15.3 billion year on year;
●	the procurement cost of LNG increased by RMB12.3 billion year on year;
●	the depreciation, depletion and amortization decreased by RMB7.6 billion year on year, as a result of the decrease of depletion ratio; and

●	the exploration expense decreased by RMB1.8 billion year on year.

In 2022, the oil and gas lifting cost was RMB773.1 per tonne, representing a year on year decrease of 0.5%.

In 2022, the operating profit of the exploration and production segment was RMB53.7 billion, representing an increase of RMB49.0 billion and 1,046.6% over the same period of 2021, which was mainly attributable to the fact that the segment seized the opportunity of high crude oil prices, improved proved reserve and production volume of oil and gas, enhanced cost control, optimized the operation of natural gas value chain, and achieved a significant increase in profitability.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the operating revenues of this segment was RMB250.0 billion, representing an increase of 49.0% over 2020. This was mainly attributed to the increase of realized price in crude oil and natural gas, as well as the sales volume of natural gas increase.

In 2021, the segment sold 34.09 million tonnes of crude oil, representing a decrease of 1.2% over 2020. Natural gas sales volume was 30.8 bcm, representing an increase of 11.1% over 2020. Regasified LNG sales volume was 19.1 bcm, representing an increase of 22.3% over 2020. LNG sales volume was 6.18 million tonnes, representing an increase of 0.1% over 2020. Average realized prices of crude oil, natural gas, Regasified LNG, and LNG were RMB2,932 per tonne, RMB1,605 per thousand cubic meters, RMB2,119 per thousand cubic meters, and RMB3,909 per tonne, respectively, representing an increase of 54.2%, 18.0%, 19.4%, and 53.7% respectively over 2020.

In 2021, the operating expenses of this segment was RMB245.3 billion, representing an increase of 33.2% over 2020. This was mainly due to:

●	Procurement cost of LNG increased by RMB45.0 billion year on year;
●	Depreciation, depletion and amortization increased by RMB6.6 billion year on year, as a result of the increase of depletion ratio;
●	Resource Tax and special oil income levy increased by RMB3.9 billion year on year;
●	Exploration expense increased by RMB2.7 billion year on year; and
●	Impairment decreased by RMB6.0 billion year on year.

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

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

In 2022, the operating revenues of this segment was RMB1,575.1 billion, representing an increase of 13.7% over 2021. This was mainly attributable to the year-on-year increase in the prices of gasoline, diesel, kerosene, naphtha and refining by-products.

The table below sets forth sales volume and average realized prices by product for 2021 and 2022, as well as the percentage changes in sales volume and average realized prices for the periods shown.

	Sales volume		Change from	Average realized prices		Change from
	2021	2022	2021 to 2022	2021	2022	2021 to 2022

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	63,827	57,562	(9.8)	7,208	8,967	24.4
Diesel	58,807	61,169	4.0	5,563	7,376	32.6
Kerosene	17,313	14,782	(14.6)	3,734	6,468	73.2
Chemical feedstock	45,234	41,470	(8.3)	3,989	5,016	25.8
Other refined petroleum products	68,783	65,945	(4.1)	5,061	4,553	(10.0)

In 2022, sales revenue of gasoline was RMB516.2 billion, representing an increase of 12.2% over 2021; the sales revenue of diesel was RMB451.2 billion, representing an increase of 37.9% over 2021; the sales revenue of kerosene was RMB95.6 billion, representing an increase of 47.9% over 2021; the sales revenue of chemical feedstock was RMB208.0 billion, representing an increase of 15.3% over 2021; and the sales revenue of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB300.2 billion, representing a decrease of 13.8% over 2021.

In 2022, the segment’s operating expenses was RMB1,562.9 billion, representing an increase of 18.4% over 2021. This was mainly attributable to the rising procurement cost resulting from a year on year increase in international crude oil prices.

In 2022, the average processing cost for crude oil was RMB4,962 per tonne, representing an increase of 49.0% over 2021. Total crude oil and other feedstock processed was 247.57 million tonnes (excluding volume processed for third parties), representing a decrease of 6.2% over 2021. The total cost of crude oil processed was RMB1,228.3 billion, representing an increase of 39.8% over 2021.

In 2022, refining margin was RMB344 per tonne, representing a decrease of RMB188 per tonne compared with that of the same period of 2021. This was mainly attributable to the decrease in domestic gasoline and diesel processing margin due to high crude oil prices, and the significant increase in the spread of imported crude and overseas freight and insurance cost year-on-year.

In 2022, the refining unit cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB223 per tonne, representing an increase of 4.6% over 2021, which was mainly attributed to the increase of unit fixed cost resulting from significant increase in the prices of fuels, as well as the decrease of processing volume.

In 2022, the operating income of the segment totaled RMB12.2 billion, representing a decrease of RMB53.1 billion and 81.3% over 2021. This was mainly due to the sharp decrease in refining margin resulting from rising crude procurement cost, weak domestic oil products demand and decreased domestic gross margin of gasoline and diesel due to high crude price, coupled with sluggish demand.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

In 2021, the operating revenues of this segment was RMB1,385.6 billion, representing an increase of 46.8% over 2020. This was mainly attributed to the demand recovery and the increases of refined oil products prices and sales volume.

The table below sets forth sales volume and average realized prices by product for 2020 and 2021, as well as the percentage changes in sales volume and average realized prices for the periods shown.

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

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

In 2022, the operating revenues of this segment was RMB1,713.9 billion, up by 21.4% year-on-year. This was mainly attributable to the increase in the sales prices of refined oil products year-on-year. The sales revenues of gasoline totaled RMB754.4 billion, up by 7.4% year-on-year; the sales revenues of diesel was RMB633.9 billion, up by 37.0% year-on-year; the sales revenues of kerosene was RMB114.4 billion, up by 42.4% year-on-year.

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2021 and 2022, including breakdown in retail, wholesale and distribution of gasoline and diesel.

	Sales volume			Average realized prices		Change from
	2021	2022	2021 to 2022	2021	2022	2021 to 2022

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	90,873	80,957	(10.9)	7,730	9,318	20.5
Retail sale	64,325	56,989	(11.4)	8,223	9,938	20.9
Wholesale and distribution	26,548	23,968	(9.7)	6,537	7,845	20.0
Diesel	78,566	81,932	4.3	5,890	7,737	31.4
Retail sale	33,644	34,481	2.5	6,537	8,176	25.1
Wholesale and distribution	44,923	47,451	5.6	5,406	7,419	37.2
Kerosene	21,296	17,474	(17.9)	3,772	6,546	73.5
Fuel oil	25,847	26,162	1.2	3,437	4,817	40.1

In 2022, the operating expenses of the segment were RMB1,689.3 billion, up by RMB299.0 billion and 21.5% year-on-year. This was mainly due to the rising oil product price, and consequently the increase in procurement costs resulting from the increase of crude price.

In 2022, the segment’s marketing expense (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortization, divided by sales volume) was RMB208.6 per tonne, up by 5.5% year on year, primarily due to the sluggish domestic demand for oil products, and increase in unit fixed cost due to reduced total operating volume.

In 2022, the operating revenues of nonfuel business was RMB38.1 billion, up by RMB2.7 billion year-on-year and the profit of non-fuel business was RMB4.3 billion, up by RMB0.2 billion.

In 2022, to counter the weak domestic demand in the refined oil market, this segment brought integrated and network advantages into full play, coordinated internal and external resources, and expanded sales efforts to counter the sluggish demand in the oil market. This segment realized an operating profit of RMB24.5 billion, representing an increase of RMB3.3 billion or 15.7% year on year.

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

The following table sets forth the sales volumes, average realized prices and the respective rates of changes of the four major product categories in 2020 and 2021, including breakdown in retail, wholesale and distribution of gasoline and diesel.

	Sales volume			Average realized prices		Change from
	2020	2021	2020 to 2021	2020	2021	2020 to 2021

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Gasoline	86,216	90,873	5.4	6,370	7,730	21.4
Retail sale	61,446	64,325	4.7	6,940	8,223	18.5
Wholesale and distribution	24,770	26,548	7.2	4,955	6,537	31.9
Diesel	77,507	78,566	1.4	4,865	5,890	21.1
Retail sale	36,757	33,644	(8.5)	5,351	6,537	22.2
Wholesale and distribution	40,750	44,923	10.2	4,426	5,406	22.1
Kerosene	20,828	21,296	2.2	2,634	3,772	43.2
Fuel oil	23,331	25,847	10.8	2,536	3,437	35.6

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

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

In 2022, the operating revenues of this segment was RMB540.2 billion, up by 6.9% year-on-year. This was mainly due to the significant increase in prices of basic organic chemicals, synthetic fibers, synthetic rubbers and other products.

In 2022, the sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetic fiber, synthetic rubber and chemical fertilizer) was RMB509.1 billion, up by 6.4%, accounting for 94.2% of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and the respective rates of changes for each of these six categories of chemical products of this segment from 2021 to 2022.

	Sales volume			Average realized prices		Change from
	2021	2022	2021 to 2022	2021	2022	2021 to 2022

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	48,059	46,972	(2.3)	5,311	6,192	16.6
Synthetic fiber monomers and polymers	7,010	7,496	6.9	6,580	6,140	(6.7)
Synthetic resin	17,924	17,475	(2.5)	8,325	8,272	(0.6)
Synthetic fiber	1,457	1,193	(18.1)	7,521	8,122	8.0
Synthetic rubber	1,289	1,367	6.0	11,104	11,369	2.4
Chemical fertilizer	981	812	(17.2)	2,797	2,988	6.9

In 2022, the operating expenses of the chemicals segment was RMB554.3 billion, representing an increase of 12.1% over 2021, mainly because of the increase in the price of raw materials such as naphtha and fuels such as coal.

In 2022, the price increase of petrochemical products was significantly lower than the price increase of naphtha and other raw materials, due to the increase in raw material prices, the decline in the rate by which downstream market participants resumed operation as well as market downturn, resulting in a decrease in the overall level of gross profit of this segment. The operating loss of this segment was RMB14.1 billion, representing a decrease of RMB25.2 billion in profit as compared with 2021.

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

	Sales volume			Average realized prices		Change from
	2020	2021	2020 to 2021	2020	2021	2020 to 2021

	(thousand tonnes)		(%)	(RMB per tonne)		(%)
Basic organic chemicals	47,109	48,059	2.0	3,569	5,311	48.8
Synthetic fiber monomers and polymers	9,743	7,010	(28.1)	4,302	6,580	53.0
Synthetic resin	17,124	17,924	4.7	7,150	8,325	16.4
Synthetic fiber	1,403	1,457	3.8	6,407	7,521	17.4
Synthetic rubber	1,364	1,289	(5.5)	7,986	11,104	39.0
Chemical fertilizer	1,181	981	(16.9)	1,950	2,797	43.4

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

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

In 2022, the operating revenue generated from corporate and others was approximately RMB1,790.5 billion, representing an increase of 38.0% over 2021. This was mainly attributable to the increase in the trading prices of crude oil and refined oil products.

In 2022, the operating expenses of corporate and others was RMB1,789.2 billion, representing an increase of 37.5% over 2021.

In 2022, the operating profit from corporate and others was RMB1.3 billion, representing an increase of RMB4.5 billion over the same period of 2021. This was mainly attributable to the fact that the provision for bad debts from last year was partially reversed in 2022 and the fact that this segment seized market opportunity and realized increase in profit.

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

The following table sets forth a summary of our consolidated statements of cash flow data for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
Statement of cash flow data	2020	2021	2022

	(RMB in millions)
Net cash generated from operating activities	168,520	225,174	116,269
Net cash used in investing activities	(102,650)	(145,198)	(95,010)
Net cash used in financing activities	(37,510)	(57,942)	(39,699)
Net increase/(decrease) in cash and cash equivalents	28,360	22,034	(18,440)

In 2022, the net cash generated from operating activities of the Company was RMB116.3 billion, representing a decrease of RMB108.9 billion from 2021. This was mainly due to the payment of taxes deferred from the fourth quarter of 2021, and the decrease in operating profit.

In 2021, the net cash generated from operating activities of the Company was RMB225.2 billion, representing an increase of RMB56.7 billion year on year. This was mainly due to the increase of RMB60.6 billion in earnings before income tax.

In 2022, the net cash used in investing activities was RMB95.0 billion, representing a decrease of cash outflow of RMB50.2 billion from 2021, of which, withdrawal of matured deposits with maturity over three months increased by RMB59.2 billion, deposits with maturity over three months decreased by RMB19.2 billion and capital expenses increased by RMB25.8 billion.

In 2021, the net cash used in investing activities was RMB145.2 billion, representing an increase of cash outflow RMB42.5 billion over 2020, of which: proceeds from disposal of investments and investments in associates increased by RMB44.8 billion, capital expenditure increased by RMB9.6 billion, exploratory wells expenditure increased by RMB3.6 billion, purchasing investment and associates and joint ventures investments decreased by RMB1.1 billion, and cash outflow from changes in time deposit with maturities over three months decreased by RMB13.2 billion.

In 2022, the net cash used in the Company’s financing activities was RMB39.7 billion, representing a decrease of cash outflow by RMB18.2 billion over 2021. This was mainly due to an increase of RMB44.9 billion in proceeds from interest-bearing debts and an increase of RMB21.8 billion in cash paid for dividends.

In 2021, the net cash used in the Company’s financing activities was RMB57.9 billion, representing an increase of cash outflow by RMB20.4 billion over 2020. This was mainly due to a decrease of RMB3.2 billion in investments from non-controlling shareholders, increase of RMB3.6 billion in cash paid for dividends, increase of RMB3.2 billion in dividends allocated to non-controlling shareholders by subsidiaries, and increase of RMB7.1 billion in acquisition of non-controlling equity interests, and increase in repayment for lease liabilities of RMB4.1 billion.

In respect of our cash flow situation of 2022, we responded actively to high oil prices, reduced funds employed for inventory, endeavored to further reduce capital precipitation, accelerated capital turnover, strengthened the centralized management of funds, strictly controlled the scale of monetary funds and interest-bearing debts and stabilized our operating cash flow situation.

In respect of our debts and borrowings in 2022, we increased our debts to RMB174.3 billion at the end of 2022 from RMB130.1 billion at the beginning of 2022 to stabilize our cash flow, among which, our short-term debts increased by RMB23.8 billion as compared to the beginning of 2022, primarily due to the increase in short-term borrowings by our listed entity, representing an increase in short-term debt as a percentage of the overall financing debts from 27.09% at the beginning of 2022 to 33.87% at the end of 2022. Our long-term debts increased by RMB7.4 billion from the beginning of 2022, primarily because of the increase in long-term borrowings by our listed entity, representing an decrease in long-term debt as a percentage of the overall financing debts from 60.18% at the beginning of 2022 to 49.17% at the end of 2022. Our short-term debts consist of revolving loans borrowed pursuant to our business plan and operation needs and overdraft agreements entered into on the corporate bank account with our strategic-alliance banks to meet our intra-day payment requirements.

Contractual Obligations and Commercial Commitments

The following table sets forth our obligations and commitments to make future payments under contracts and commercial commitments as of December 31, 2022.

	As of December 31, 2022
	Total	less than 1 year	More than 1 year

	(RMB in millions)
Contractual obligations(1)
Short-term debt	83,922	83,922	—
Long-term debt	119,596	2,571	117,025
Total contractual obligations	203,518	86,493	117,025
Other commercial commitments
Capital commitments	261,914	167,507	94,407
Exploration and production licenses	1,701	369	1,332
Guarantees(2)	8,927	8,927	—
Total commercial commitments	272,542	176,803	95,739
(1)	Contractual obligations include contractual obligations relating to interest payments.

(2)	Guarantee is not limited by time, therefore specific payment due period is not applicable. As of December 31, 2022, except for guarantees in relation to banking facilities granted to certain parties, we have not entered into any off-balance sheet arrangements. As of December 31, 2022, the maximum amount of potential future payments under the guarantees was RMB8.9 billion. As of December 31, 2021, the maximum amount of potential future payments under the guarantees was RMB14.9 billion. See Note 34 to the consolidated financial statements for further information of the guarantees.

Historical and Planned Capital Expenditure

The following table sets forth our capital expenditure by segment for the years of 2020, 2021 and 2022, and the capital expenditure in each segment as a percentage of our total capital expenditure for such year.

	2020		2021		2022		Total
	RMB	Percent	RMB	Percent	RMB	Percent	RMB	Percent

	(in billions, except percentage data)
Exploration and production	56.4	41%	68.1	41%	83.3	44%	207.8	42%
Refining	24.8	18%	22.5	13%	22.9	12%	70.2	14%
Marketing and distribution	25.4	18%	21.9	13%	19.1	10%	66.4	13%
Chemicals	28.2	21%	51.6	31%	58.6	31%	138.4	28%
Corporate and others	2.3	2%	3.8	2%	5.2	3%	11.3	2%
Capital Expenditure	137.1	100%	167.9	100%	189.1	100%	494.1	100%

In 2022, focusing on investment quality and return, the Company continued to optimize investment management. The capital expenditures for the whole year were RMB189.1 billion, among which:

●	Exploration and production. RMB83.3 billion, mainly used for crude production capacity construction in Shunbei Oilfield, Tahe Oilfield and Shengli Offshore Oilfield, natural gas production capacity construction in Western Sichuan, Fuling and Weirong, and the development and testing and the construction of storage and transmission facilities for the Shengli Jiyang Shale Oil National Demonstration Zone.
●	Refining. RMB22.9 billion, mainly used for the expansion of Zhenhai refinery, structural adjustment of Anqing and Yangzi refineries, and the construction of a hydrogen energy supply center.
●	Marketing and distribution. RMB19.1 billion, mainly used for network development for oil-gas-hydrogen integrated energy stations, upgrading of current end sales network, and non-petrol projects.
●	Chemicals. RMB58.6 billion, mainly used for Zhenhai, Sinopec-SK, Hainan and Tianjin Nangang ethylene projects, Jiujiang and Zhenhai aromatics projects, Shanghai large-tow carbon fiber project, Yizheng PTA project, and the relocation of Baling caprolactam project.
●	Corporate and others. RMB5.2 billion, mainly for research and development facilities and information technology projects.

Capital expenditures for the year 2023 are budgeted at RMB165.8 billion, among which:

●	Exploration and production. The planned capital expenditure in 2023 for this segment is approximately RMB74.4 billion, with focuses on the construction of crude oil production capacity in Jiyang and Tahe oilfields and natural gas production capacity in Western Sichuan, as well as the construction of oil and gas storage and transmission facilities.
●	Refining. The planned capital expenditure in 2023 for this segment is RMB22.7 billion, mainly on the Yangzi refinery structural adjustment projects and the expansion of the Zhenhai refinery.
●	Marketing and distribution. The planned capital expenditure in 2023 for this segment is RMB16.6 billion to be mainly utilized for network development for oil-gas-hydrogen integrated energy stations, restructuring upgrading of current end sales network, and non-petrol products projects.

●	Chemicals. The planned capital expenditure in 2023 for this segment is RMB46.6 billion, which will be mainly utilized for Zhenhai, Hainan, Tianjin Nangang and Maoming ethylene projects, Yizheng PTA project, and the relocation of Baling caprolactam project.
●	Corporate and others. The planned capital expenditure in 2023 for this segment is RMB5.5 billion, to be mainly utilized for the construction of research and development facilities and information technology projects.

Research and Development

Our expenditures for research and development were RMB15.2 billion in 2020, RMB21.1 billion in 2021 and RMB22.5 billion in 2022, among which the research expenses were RMB10.1 billion, RMB11.5 billion and RMB12.8 billion for 2020, 2021 and 2022, respectively.

Cash and Asset Transfer among the Company and its Subsidiaries

All cash transfers among the Company and its subsidiaries have been eliminated in the Company’s consolidated statement of cash flows. For efficient use of cash among the Company and its subsidiaries, certain cash transfers were made among the Company and its subsidiaries in 2022 to satisfy actual funding requirements of the Company and its subsidiaries:

●	In 2022, the Company received loan repayments from its subsidiaries totaling RMB7.2 billion, obtained loans with an aggregate principal amount of RMB4.1 billion from its subsidiaries, received cash dividend distributions totaling RMB18.9 billion from its subsidiaries.
●	In 2022, the Company provided loans in the aggregate principal amount of RMB10.2 billion to its subsidiaries and made additional capital contributions to its subsidiaries in the aggregate amount of RMB15.6 billion. During the same year, the Company’s repayment of outstanding loans owed to its subsidiaries totaled RMB3.6 billion.
●	There was no non-cash asset transfer among the Company and its subsidiaries in 2022 that were of significant value.

Consumer Price Index

According to the data provided by the National Bureau of Statistics, the consumer price index (CPI) in the PRC increased by 2.0% in 2022 over 2021 (CPI increased by 0.9% in 2021) and increased by 2.9% over 2020.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS

The table and discussion below set forth certain information concerning our directors. The current term for all of our directors of the seventh session of the Board of Directors will expire in May 2024.

Name	Age	Position with the Company
Ma Yongsheng	61	Chairman, Non-executive Director
Zhao Dong	52	Non-executive Director
Yu Baocai	58	Executive Director, President
Li Yonglin	56	Executive Director, Senior Vice President
Liu Hongbin	60	Executive Director, Senior Vice President
Cai Hongbin	55	Independent Non-executive Director
Ng, Kar Ling Johnny	62	Independent Non-executive Director
Shi Dan	61	Independent Non-executive Director
Bi Mingjian	67	Independent Non-executive Director

Ma Yongsheng, aged 61, Chairman of the Board of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree. Mr. Ma is a member of the 13th and 14th National Committee of Chinese People’s Political Consultative Conference (CPPCC) and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp.; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level); in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and was appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in October 2018, he was appointed as President of Sinopec Corp; in April 2019, he was appointed as Director, President and Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation; in November 2021, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation. Mr. Ma was elected as Director of Sinopec Corp. in February 2016, and was elected as the Chairman of the Board of Sinopec Corp. in November 2021.

Zhao Dong, aged 52, Director of Sinopec Corp. Mr. Zhao is a professor level senior accountant with a Ph.D. degree. Mr. Zhao is an alternate member of the 20th Central Committee of the Party. In July 2002, he was appointed as Chief Accountant and General Manager of Financial Assets Department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as Deputy Chief Accountant and Executive Deputy Director of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as Deputy Chief Accountant and General Manager of Financial and Capital Operation Department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as Chief Accountant of China National Oil and Gas Exploration and Development Corporation and Chief Financial Officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as Deputy General Manager of CNPC Nile Company; in August 2013, he was appointed as General Manager of CNPC Nile Company; in November 2015, he was appointed as Chief Financial Officer of PetroChina Company Limited. In November 2016, he was appointed as a Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation; in May 2020, he was appointed as Director and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation; in June 2022, he was appointed as Director, President and Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation. In June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.; in May 2021, he was elected as Director of Sinopec Corp.

Yu Baocai, aged 58, Director and President of Sinopec Corp. Mr. Yu is a senior engineer with a master’s degree in economics. In September 1999, Mr. Yu was appointed as Deputy General Manager of Daqing Petrochemical Company; in December 2001, he was appointed as General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; in September 2003, he was appointed as General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; in June 2007, he was appointed as General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and General Manager of Lanzhou Petroleum & Chemical Company; in September 2008, he was appointed as a member of the Leading Party Member Group and Deputy General Manager of China National Petroleum Corporation (CNPC) and since May 2011, he acted concurrently as Director of PetroChina Company Limited; in June 2018, he was appointed as a Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in September 2020, he was appointed as Senior Vice President of Sinopec Corp. Mr. Yu was elected as Director of Sinopec Corp. in October 2018, and was appointed as President of Sinopec Corp. in November 2021.

Li Yonglin, aged 56, Director and Senior Vice President of Sinopec Corp. Mr. Li is a professor level senior engineer with a Ph.D. degree. Mr. Li is a member of the 13th National Committee of CPPCC. He was appointed as Vice General Manager of Sinopec Maoming Company in March 2003; in July 2009, he was appointed as Chief of Preparatory Group for the Beihai Refining Off-Site Reconstruction Project; in November 2011, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Beihai Refining & Chemical Co., Ltd.; in March 2015, he was appointed as Vice Director General of Refining Division of Sinopec Corp. (Director General Level); in December 2016 he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Tianjin Petrochemical Company, General Manager of Sinopec Tianjin Company and Vice Chairman of SINOPEC SABIC Tianjin Petrochemical Co., Ltd.; in October 2019, he was appointed as Secretary of CPC Committee of Sinopec Tianjin Petrochemical Company and Corporate Representative of Sinopec Tianjin Company; in July 2020, he was appointed as Assistant to the President of China Petrochemical Corporation, concurrently serving as General Manager of Human Resources Department and Head of Organizational Department of the Leading Party Member Group; in November 2020, he was appointed as a member of Leading Party Member Group and Vice President of China Petrochemical Corporation.; in May 2021, he was elected as Director of Sinopec Corp. and was appointed as Senior Vice President of Sinopec Corp.

Liu Hongbin, aged 60, Director and Senior Vice President of Sinopec Corp. Mr. Liu is a senior engineer with a bachelor’s degree. In June 1995, he was appointed as Chief Engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as Deputy General Manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as Commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as General Manager of the Planning Department of PetroChina Company Limited; in September 2005, he served as Director of the Planning Department of CNPC; in June 2007, he was appointed as Vice President of PetroChina Company Limited, and in November 2007, he served concurrently as General Manager and Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in June 2009, he served concurrently as General Manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina Company Limited; in July 2013, he was appointed as Member of the Leading Party Member Group and Deputy General Manager of CNPC and in August 2013, he served concurrently as an Executive Director and General Manager of Daqing Oilfield Company Limited, Head of enterprise Coordination in Heilongjiang Province, Director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as Director of PetroChina Company Limited; in November 2019, he was appointed as a member of the Leading Party Member Group of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of China Petrochemical Corporation. In March 2020, he was appointed as Senior Vice President of Sinopec Corp. In May 2020, he was elected as Director of Sinopec Corp.

Cai Hongbin, aged 55, Independent Director of Sinopec Corp. Mr. Cai is Dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at the University of California, Los Angeles. Since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, and he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as Dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Mr. Cai once served as a member of the 12th National People’s Congress, a member of Beijing Municipal Committee of CPPCC, a member of the 11th Central Committee of China Democratic League, Deputy Chairman of Beijing Municipal Committee of China Democratic League and a Special Auditor of the National Audit Office. He currently serves as an Independent Director of CCB International (Holdings) Limited, China Merchants Finance Holdings Company Limited and Ping An Bank Co., Ltd. In May 2018, he was elected as Independent Director of Sinopec Corp.

Ng, Kar Ling Johnny, aged 62, Independent Director of Sinopec Corp. Mr. Ng currently is a practicing Certified Public Accountant in Hong Kong, a practicing auditor and accountant in Macau, a Fellow of the Hong Kong Institute of Certified Public Accountants (FCPA), a Fellow of the Association of Chartered Certified Accountant (FCCA), and a Fellow of the Institute of Chartered Accountants in England and Wales (FCA). Mr. Ng obtained a bachelor’s degree and a master’s degree in business administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and Vice Chairman of KPMG China from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director of China Vanke Co., Ltd., Metallurgical Corporation of China Ltd and China Telecom Corporation Limited. In May 2018, he was elected as Independent Director of Sinopec Corp.

Shi Dan, aged 61, Independent Director of Sinopec Corp. Ms. Shi is the legal representative and Chairman of China Industrial Economics Society, a member of Expert Advisory Committee of the National Energy Commission and a member of National Expert Committee on Climate Change and enjoys special government subsidies from the State Council. Ms. Shi obtained bachelor’s degree in engineering, master’s degree in economics, master’s degree of development economics and Ph.D. degree in management from Changchun University of Technology, Renmin University of China, Australian National University and Huazhong University of Science and Technology respectively. In October 1993, Ms. Shi was appointed as Research Fellow and Assistant to the Dean of the Institute of Industrial Economics of Chinese Academy of Social Sciences; in August 2010, Ms. Shi was appointed as a Research Fellow and Deputy Dean of National Academy of Economic Strategy, Chinese Academy of Social Sciences; in November 2013, she was appointed as a Research Fellow and Secretary of CPC Committee (Deputy Dean) of the Institute of Industrial Economics of Chinese Academy of Social Sciences; from November 2017 to August 2021, she served concurrently as External Director of China Energy Investment Corporation Limited. In March 2019, she was appointed as Dean of Institute of Industrial Economics of Chinese Academy of Social Sciences. In May 2021, she was elected as Independent Director of Sinopec Corp.

Bi Mingjian, aged 67, Independent Director of Sinopec Corp. Mr. Bi obtained the certificate of diploma majoring in English from East China Normal University in 1982 and master’s degree in business administration from George Mason University in the United States of America in 1993 respectively. Mr. Bi served as a cadre at Shanghai Subei Haifeng Farm from April 1977 to April 1979; he studied at the External Training Program of the Cadre School of the Ministry of State Farms and Land Reclamation, and subsequently he studied at a farm in Saskatchewan Province of Canada from April 1979 to November 1980; he served as a cadre at the Foreign Affairs Bureau of the Ministry of State Farms and Land Reclamation from November 1980 to December 1983; he served successively as clerk and Deputy Division Chief of the State Farms and Land Reclamation Bureau of the Ministry of Agriculture from January 1984 to December 1985; he served as Operation Officer of the World Bank Representative Office in China from December 1985 to June 1988; he served as Deputy Director of the project office of China Rural Trust and Investment Corporation from June 1988 to October 1988; he served as Project Economist and Advisor of the World Bank from October 1988 to January 1994; he served as a cadre at People’s Construction Bank of China from January 1994 to July 1995; he served successively as Senior Manager, Deputy Chief Executive Officer, member and Acting Chairman of the Management Committee, Co-Chief Operating Officer and Co-Head of the Investment Banking Department of China International Capital Corporation Limited (CICC) from August 1995 to February 2006; he served as a Senior Advisor to CICC from March 2006 to November 2012; he served as a Managing Partner of HOPU Investment Management Co., Ltd. from November 2012 to March 2015; he served as a non-executive director for China Investment Securities Co., Ltd. (currently known as China CICC Wealth Management Securities Company Limited) from March 2017 to January 2020; from March 2015 to December 2019, he served as Chief Executive Officer and Chairman of Management Committee of CICC; from May 2015 to February 2020, he served as Executive Director of CICC. In May 2021, he was elected as Independent Director of Sinopec Corp.

Supervisors

The table and discussion below set forth certain information concerning our supervisors. The current term for all of our supervisors of the seventh session of the Board of Supervisors will expire in May 2024.

Name	Age	Position with the Company
Zhang Shaofeng	51	Chairman of the Board of Supervisors
Qiu Fasen	57	Supervisor
Zhang Zhiguo	60	Supervisor
Wu Bo	49	Supervisor
Zhai Yalin	59	Supervisor
Guo Hongjin	57	Employee Representative Supervisor
Yin Zhaolin	57	Employee Representative Supervisor
Chen Yaohuan	59	Employee Representative Supervisor

Zhang Shaofeng, aged 51, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhang is a professor level senior accountant with a master’s degree in business administration. In December 2008, he was appointed as Chief Accountant and Member of the CPC Committee of Trans-Asia Gas Pipeline Company Limited of China National Petroleum Corporation (CNPC); in July 2017, he was appointed as General Manager of Finance Department of CNPC (PetroChina Company Limited), and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in December 2017, he was appointed as General Manager of Finance Department of CNPC (PetroChina Company Limited), and served concurrently as General Manager of Finance Department of PetroChina Company Limited; in July 2020, he was appointed as Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation. In September 2020, he was elected as Director of Sinopec Corp.; in May 2021, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Qiu Fasen, aged 57, Supervisor of Sinopec Corp. Mr. Qiu is a professor level senior auditor with a master’s degree. In December 2001, he was appointed as the Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; in January 2007, he was appointed as the Director General of Beijing branch of Audit Bureau (Department) of China Petrochemical Corporation; in November 2010, he was appointed as the Deputy Director General of Audit Bureau of China Petrochemical Corporation; in May 2014, he was appointed as Secretary of CPC Committee and Deputy General Manager of Sinopec Xinjiang Oil Products Company; in March 2015, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Xinjiang Oil Products Company; in December 2018, he was appointed as Director General of Mineral Acreage (Community) Management Department of China Petrochemical Corporation; in December 2019, he was appointed as Vice President of Audit Department of Sinopec Corp. and Deputy Director General (Director General Level) of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; in April 2021, he was appointed as President of Audit Department of Sinopec Corp. and Director General of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; in July 2021, he was appointed as Secretary of the CPC Committee of the Audit Center of China Petrochemical Corporation. In May 2022, he was appointed as Chief Auditor of China Petrochemical Corporation. In May 2022, he was elected as Supervisor of Sinopec Corp.

Zhang Zhiguo, aged 60, Supervisor of Sinopec Corp. Mr. Zhang is a professor level senior administration engineer with a master’s degree. In September 2009, he was appointed as Deputy Director General of Corporate Office of China Petrochemical Corporation (Sinopec President’s office); in March 2015, he was appointed as Secretary of CPC Committee of Sinopec Management Institute (Sinopec Communist Party School); in December 2018, he was appointed as Director General of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation; in December 2019, he was appointed as Director General of the General Management Department and Director of Leading Party Member Group Office of China Petrochemical Corporation. In May 2021, he was elected as Supervisor of Sinopec Corp.

Wu Bo, aged 49, Supervisor of Sinopec Corp. Mr. Wu is a senior economist with a bachelor’s degree. In May 2012, he was appointed as Chief Accountant of Sinopec Hainan Refining and Chemical Company Limited; in August 2017, he was appointed as Deputy General Manager and Chief Accountant of Sinopec Chemical Sales Company Limited; in December 2018, he was appointed as Deputy General Manager and Chief Accountant of China International United Petroleum and Chemical Company Limited; in December 2019, he was appointed as General Manager of Finance Department of China Petrochemical Corporation; in July 2021, he was also appointed as Chairman of Sinopec Century Bright Capital Investment Limited. In May 2022, he was elected as Supervisor of Sinopec Corp.

Zhai Yalin, aged 59, Supervisor of Sinopec Corp. Mr. Zhai is a professor level senior economist with a bachelor’s degree. In December 2001, he was appointed as Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; in April 2018, he was appointed as Director General of the Inspection Team of Leading Party Member Group and Deputy Director General of Audit Bureau of China Petrochemical Corporation and Deputy Director General of Audit Department of Sinopec Corp.; in October 2020, he was appointed as Executive Director and Secretary of the CPC Committee of Sinopec Baichuan Economic and Trade Co., Ltd.; in May 2022, he was appointed as General Manager of Sinopec Logistics Service Center. In May 2022, he was elected as Supervisor of Sinopec Corp.

Guo Hongjin, aged 57, Employee’s Representative Supervisor of Sinopec Corp. Mr. Guo is a professor level senior engineer with a Ph.D. degree. In July 2013, he was appointed as Deputy General Manager of Sinopec Shengli Oilfield Company; in March 2018, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Shengli Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Shengli Oilfield Company; in December 2018, he was appointed as Executive Director, General Manager and Deputy Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and General Manager of Sinopec Jianghan Oilfield Company; in July 2019, he was appointed as Executive Director and Secretary of CPC Committee of Sinopec Jianghan Petroleum Administrative Bureau Co., Ltd. and the representative of Sinopec Jianghan Oilfield Company; in April 2020, he was appointed as General Manager of the Petroleum Exploration & Development Department of Sinopec Corp; in May 2021, he was elected as Supervisor of Sinopec Corp. In May 2022, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yin Zhaolin, aged 57, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yin is a professor level senior engineer with a master’s degree in engineering. In April 2010, he was appointed as Deputy General Manager of Sinopec Maoming Company; in January 2017, he was appointed as Executive Deputy General Manager of Sinopec Maoming Company (administrated as a General Manager of a Level-I Largescale Enterprise); in April 2017, he was appointed as General Manager and Deputy Secretary of CPC Committee of Sinopec Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Maoming Municipal Committee; in October 2020, he was appointed as Executive Director and Secretary of CPC Committee of the Sinopec Maoming Petrochemical Company and the representative of the Sinopec Maoming Company, head of Maoming-Zhanjiang Integration Leading Group; in May 2021, he was elected as Supervisor of Sinopec Corp. In May 2022, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Chen Yaohuan, aged 59, Employee’s Representative Supervisor of Sinopec Corp. Mr. Chen is a professor level senior engineer with a Master’s degree awarded by Central Party School of the CPC. In October 2008, he was appointed as Deputy Director General of Refining Department of Sinopec Corp.; in March 2015, he was appointed as Executive Director, General Manager and Deputy Secretary of the CPC Committee of Sinopec Beihai Refining and Chemical Limited Liability Company; in May 2015, he was appointed as a member of the Standing Committee of the CPC Beihai Municipal Committee; in June 2018, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Guangzhou Branch of Sinopec Corp. and General Manager of Guangzhou Branch of Sinopec Assets Management Corporation; in July 2019, he was appointed as Deputy Director General (Director General Level) and Chief Engineer of Refining Department of Sinopec Corp.; in October 2019, he was appointed concurrently as Chairman of Sinopec Kantons International Limited and Sinopec Kantons Holdings Limited; in December 2019, he was appointed concurrently as General Manager of Refining Department of Sinopec Corp., Vice Chairman and Chairman of Audit Committee of Yanbu Aramco Sinopec Refining Company Ltd.; in August 2020, he was appointed concurrently as Executive Director and Secretary of CPC Committee of Sinopec Petroleum Marketing Company Limited and Chairman of Sinopec Petroleum Storage and Reserve Limited. In January 2021, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other Executive Officers

Name	Age	Positions with Sinopec Corp.
Lv Lianggong	57	Senior Vice President
Shou Donghua	54	CFO
Zhao Rifeng	60	Vice President
Huang Wensheng	56	Vice President/Secretary to the Board of Directors

Lv Lianggong, aged 57, Senior Vice President of Sinopec Corp. Mr. Lv is a professor level senior engineer with a master’s degree. In December 2001, he was appointed as Deputy Manager of Sinopec Jinan Company; in August 2008, he was appointed as Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2008, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2016, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Anqing Petrochemical General Plant of China Petrochemical Corporation, and General Manager of Sinopec Anqing Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Anqing Municipal Committee; in September 2018, he was appointed as the General Manager and Deputy Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2019, he was appointed as Representative and Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2020, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.; in June 2021, he was appointed as Director General of the Office of the Organizational Structure Establishment Committee of Leading Party Member Group of China Petrochemical Corporation; in August 2022, he was appointed as a Member of the Leading Party Member Group and Deputy General Manager of China Petrochemical Corporation. In May 2022, he was elected as Supervisor of Sinopec Corp., and in October 2022, he was appointed as Senior Vice President of Sinopec Corp.

Shou Donghua, aged 54, Chief Financial Officer of Sinopec Corp. Ms. Shou is a professor level senior accountant with a Master’s degree of business administration. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in January 2020, she was appointed as Chief Financial Officer of Sinopec Corp.

Zhao Rifeng, aged 60, Vice President of Sinopec Corp. Mr. Zhao is a professor level Senior Engineer with a Master’s degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd. and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd.; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd.; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; in December 2017, he was appointed as the Director General of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited; in December 2019, he was appointed as the President of the Marketing Department of Sinopec Corp. and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 56, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in August 2009, he was appointed as the Deputy Director General of President’s office of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of Sinopec Corp.; in July 2018, he was appointed concurrently as Chairman and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; in December 2019, he was appointed as President of Department of Capital Management and Financial Services of Sinopec Corp.. In May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp; in May 2014, he was appointed as Vice President of Sinopec Corp.

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

The following table sets forth the compensation on individual basis for our directors, supervisors and executive officers who received compensation from us in 2022.

Name	Position with the Company	Remuneration paid by the Company in 2022
		(RMB in ten thousands before tax)
Directors
Ma Yongsheng	Chairman, Non-executive Director	―
Zhao Dong	Non-executive Director	―
Yu Baocai	Executive Director, President	170.48
Li Yonglin	Executive Director, Senior Vice President	―
Liu Hongbin	Executive Director, Senior Vice President	141.68
Cai Hongbin	Independent Non-executive Director	45.00
Ng, Kar Ling Johnny	Independent Non-executive Director	45.00
Shi Dan	Independent Non-executive Director	45.00
Bi Mingjian	Independent Non-executive Director	45.00
Ling Yiqun(1)	Former Executive Director, Senior Vice President	—

Supervisors
Zhang Shaofeng	Chairman of the Board of Supervisors	―
Qiu Fasen(2)	Supervisor	―
Zhang Zhiguo	Supervisor	―
Wu Bo(3)	Supervisor	―
Zhai Yalin(4)	Supervisor	―
Guo Hongjin	Employee Representative Supervisor	158.81
Yin Zhaolin	Employee Representative Supervisor	43.49
Chen Yaohuan	Employee Representative Supervisor	168.42
Jiang Zhenying(5)	Former Supervisor	―
Lv Lianggong(6)	Former Supervisor	―
Li Defang(7)	Former Employee Representative Supervisor	105.66
Lv Dapeng(8)	Former Employee Representative Supervisor	17.97

Other Executive officers
Lv Lianggong(9)	Senior Vice President	―
Shou Donghua	CFO	178.56
Zhao Rifeng	Vice President	181.23
Huang Wensheng	Vice President/Secretary to the Board of Directors	178.38
Chen Ge(10)	Former Senior Vice President	175.76
Yu Xizhi(11)	Former Vice President	180.46

Note:

(1)	Mr. Ling Yiqun resigned as a Director on April 6, 2023.

(2)	Mr. Qiu Fasen was elected as a Supervisor on May 18, 2022.
(3)	Mr. Wu Bo was elected as a Supervisor on May 18, 2022.
(4)	Mr. Zhai Yalin was elected as a supervisor on May 18, 2022.
(5)	Mr. Jiang Zhenying resigned as a Supervisor on May 18, 2022.
(6)	Mr. Lv Lianggong resigned as a Supervisor on October 17, 2022.
(7)	Mr. Li Defang resigned as an Employee Representative Supervisor on May 18, 2022.
(8)	Mr. Lv Dapeng resigned as an Employee Representative Supervisor on May 18, 2022.
(9)	Mr. Lv Lianggong was appointed as a Senior Vice President on October 28, 2022.
(10)	Mr. Chen Ge resigned as a Senior Vice President on July 20, 2022.
(11)	Mr. Yu Xizhi resigned as a Vice President on 9 March, 2023.
C.	BOARD PRACTICE

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

The members of our strategy committee are Ma Yongsheng (as the chairperson), Yu Baocai, Li Yonglin, Liu Hongbin, Cai Hongbin, Shi Dan and Bi Mingjian.

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

The members of our audit committee are Ng, Kar Ling Johnny (as the chairperson), Cai Hongbin, Shi Dan and Bi Mingjian, all of whom are our Independent Non-executive Directors. Our Board has determined that Ng, Kar Ling Johnny qualifies as an audit committee financial expert.

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

The members of our remuneration committee are Bi Mingjian (as the chairperson), Ma Yongsheng and Ng, Kar Ling Johnny. The main responsibilities of the nominating committee include:

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

The members of nominating committee are Shi Dan (as the chairperson), Ma Yongsheng and Ng, Kar Ling Johnny.

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

The members of sustainable development committee are Ma Yongsheng (as the chairperson), Zhao Dong, Li Yonglin and Cai Hongbin.

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

Our board of supervisors currently consists of eight supervisors including three employee representative supervisors. In 2022, the supervisors attended the Company’s shareholders’ meetings and presented at certain of the Company’s board meetings, reviewed and supervised the making of the Company’s major decisions, and made assessment on the work of the Board. The supervisors attended the Dedicated Training Course for Directors/Supervisors of listed companies held by the Listed Company Association of Beijing and strengthened their ability to perform their supervisory roles.

D.	EMPLOYEES

As of December 31, 2020, 2021 and 2022, we had approximately 384,065, 385,691 and 374,791 employees, respectively. The following tables set forth the number of our employees by our business segments, their scope of work and their education as of December 31, 2022.

		Percentage of
	Number of	Total Number of
By Segment	Employees	Employees (%)
Exploration and production	122,813	33
Refining	55,945	15
Marketing and distribution	117,393	31
Chemicals	67,393	18
Research and Development	6,354	2
Corporate and other	4,893	1
Total	374,791	100

		Percentage of
	Number of	Total Number of
By Employee’s Scope of Work	Employees	Employees (%)
Production	140,429	37
Technical	87,368	23
Sales	106,856	29
Finance	8,379	2
Administration	29,983	8
Others	1,776	1
Total	374,791	100

		Percentage of
	Number of	Total Number of
By Education	Employees	Employees (%)
Master’s degree and above	23,780	6
University	111,793	30
Junior college	86,375	23
Technical secondary school	28,041	8
Senior high school and technical school degree or below	124,802	33
Total	374,791	100

During this report period, there has been no significant change to our core technical team or key technicians.

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

E.	SHARE OWNERSHIP

As of December 31, 2022, none of our directors, supervisors and executive officers beneficially own any of our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding our 5% or more shareholders as of April 15, 2023.

	Number of Shares	Percentage of
Shareholder	Owned (in millions)	Ownership (%)
Sinopec Group Company(1)(2)	81,340	67.84
(1)	Inclusive of 767,916,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of Sinopec Group Company) under HKSCC Nominees Limited.
(2)	Sinopec Group Company is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China.

Our ADR program, with Citibank, N.A. as the depositary, terminated on December 5, 2022. Citibank, N.A. has advised us that, as of April 15, 2023, 17,118,502 ADSs, representing 1,711,850,200 H shares, were held of record by Cede & Co. and 22 other registered shareholders domiciled in and outside of the United States. We have no further information as to our shares held, or beneficially owned, by U.S. persons.

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

Sinopec Group Company owned 67.84% of our outstanding equity as of April 15, 2023. Sinopec Group Company is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our articles of association. Sinopec Group Company, as our controlling shareholder, is subject to certain non-controlling shareholder protection provisions under our articles of association.

We have engaged from time to time and will continue to engage in a variety of transactions with Sinopec Group Company, which provide a number of services to us, including ancillary supply, transport, educational and community services. The nature of our transactions with Sinopec Group Company is governed by a number of service and other contracts between Sinopec Group Company and us. A discussion of these agreements and arrangements is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2000, April 13, 2007, May 20, 2009, April 30, 2010, April 11, 2013, April 16, 2014, April 10, 2015, April 20, 2016, April 24, 2017, April 27, 2018, April 29, 2019, April 10, 2020, April 20, 2021, and April 28, 2022, respectively.

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

On August 27, 2021, we entered into the Continuing Connected Transaction Sixth Supplemental Agreement with Sinopec Group Company, pursuant to which amendments were made to the terms of Connected Transactions Agreement, and the new term is from January 1, 2022 to December 31, 2024. On October 20, 2021, the First Extraordinary General Meeting of 2021 of the Company approved the Continuing Connected Transactions for the three years ending December 31, 2024. See Exhibit 4.15.5 herewith for details of the continuing Connected Transactions. In 2022, our related connected transactions occurred in accordance with the abovementioned Continuing Connected Transaction Agreements amounted to RMB380.056 billion, among which, our purchase amounted to RMB244.360 billion, accounting for 7.31% of the amount of similar transactions, including products and services (purchasing, storage and transportation, exploration and development services, and production-related services) of RMB231.831 billion, house rental payment of RMB0.938 billion, land rental payment of RMB11.046 billion, and the interest expense of RMB0.545 billion. The amount of our sales was RMB135.696 billion, accounting for 3.95% of the transaction amount of similar transactions, including revenues from primary business of RMB134.345 billion, agency commission income of RMB0.144 billion and interest income of RMB1.207 billion. In addition, we provided entrusted loans to our related subsidiaries in the amount of RMB0.550 billion in 2022.

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

On September 7, 2021, Shanghai Petrochemical, a subsidiary of the Company, entered into a Joint Venture Agreement with Sinopec Baling Petrochemical Company Limited, pursuant to which both parties will jointly establish a joint venture and each shall make a cash contribution in the amount of RMB400 million.

On November 29, 2021, (i) the Company and Sinopec Group Asset Management Co., Ltd. (the “Assets Company”) entered into the Assets Company Agreement, pursuant to which it was agreed that Sinopec Corp. shall purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB4,432.2570 million; (ii) Yizheng Chemical Fibre, a subsidiary of the Company, and Assets Company entered into the Yizheng Chemical Fibre Agreement, pursuant to which it was agreed that Yizheng Chemical Fibre shall purchase the equity assets, non-equity assets and liabilities of the production and operating business held by the Assets Company at the price of RMB1,142.9952 million; (iii) Sinopec Corp. and Group Yanshan entered into the Group Yanshan Agreement, pursuant to which it was agreed that Sinopec Corp. shall purchase the non-equity assets and liabilities of the production and operating business held by Group Yanshan at the price of RMB 1,473.6977 million.

On July 28, 2022, the Company and certain subsidiaries of INEOS entered into an agreement with respect to Shanghai SECCO, according to which, the Company conditionally agreed to sell, and INEOS Investment (Shanghai) Company Limited conditionally agreed to purchase, 50% equity interest in Shanghai SECCO. Further, the Company agreed to purchase, and INEOS Styrolution APAC Pte Limited agreed to sell, 50% equity interest in Ningbo Styrolution and the Company agreed to provide (or procure its affiliates to provide) corresponding shareholders’ loans to Ningbo Styrolution. The Company and INEOS Tianjin also agreed to form the HDPE JV on a 50:50 basis, for the construction of a 500,000 tonnes/year High Density Polyethylene (HDPE) project in Tianjin. The transaction with respect to Shanghai SECCO has been closed and Shanghai SECCO is no longer a subsidiary of the Company.

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

At the 15th meeting of the eighth session of our board, our board approved the proposal to distribute a final cash dividend of RMB0.195 (including tax) per share, combining with an interim distributed dividend of RMB0.16 (including tax) per share, the total dividend for 2022 is RMB0.355 (including tax) per share. The proposal is subject to the shareholder’s approval at the annual general meeting.

In 2022, the Company declared and paid, out of its available funds, final cash dividends for the year of 2021 in the amount of RMB0.31 (including tax) per share as well as interim cash dividends for the year of 2022 in the amount of RMB0.16 (including tax) per share. For the financial year ended December 31, 2022, the Company declared and paid dividends totaling RMB0.47 (including tax) per share. For holders of our H-share (including ADSs representing our H shares), cash dividends are declared in RMB and paid in Hong Kong dollar.

The depositary of our ADSs, upon receipt of the dividend payments, will convert such proceeds into US dollar and distribute the same (with taxes and fees withheld as discussed below) to holders of our ADSs. In accordance with applicable PRC laws and regulations, the Company is required to withhold and pay a 10% dividend tax on dividends distributed through the depositary to our ADS holders. In addition, our ADS holders are required to pay applicable service fees in relation to the distribution of cash dividends pursuant to the Deposit Agreement. See “Item 12. Description of Securities other than Equity Securities ― D. American Depositary Shares.” Our ADS holders are entitled to a dividend of US$6.96 per ADS (each representing 100 H shares) for the year of 2022, and receive US$6.23 per ADS net of the 10% dividend withholding tax and a service fee of US$0.02 per ADS charged (twice in 2022) by the depositary. For the year of 2022, the Company paid US$58 million in total to ADS holders through the depositary.

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

We have voluntarily applied for the termination of the trading of our ADSs at the New York Stock Exchange, and our ADSs has been delisted from the New York Stock Exchange since September 8, 2022.

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

Objectives and Purposes

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

Dividends may only be distributed after allowance has been made for:

●	recovery of losses, if any;
●	allocations to the statutory surplus reserve fund; and
●	allocations to a discretionary surplus reserve fund if approved by the shareholders.

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

We do not believe that we were classified as a PFIC for the taxable year ended December 31, 2022 and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. The determination of whether we will be or become a PFIC will depend, in part, upon the composition of our income and our assets (which are subject to change from year to year) and the market price of our H shares or ADSs (which may be volatile). Although we do not expect that our business plans will change in a manner that will affect our PFIC status, no assurance can be given in this regard. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we will not be classified as a PFIC for any taxable year.

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

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of H shares or ADSs, may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a US Holder is eligible for the benefits of the U.S.- PRC Treaty, such holder may be able to elect to treat such gain as PRC-source income under the U.S.-PRC Treaty. Pursuant to recently issued United States Treasury regulations, however, if a US Holder is not eligible for the benefits of the U.S.-PRC Treaty or does not elect to apply the U.S.-PRC Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of H shares or ADSs. The rules regarding foreign tax credits and deduction of foreign taxes are complex. US Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the U.S.-PRC Treaty, and the potential impact of the recently issued United States Treasury Regulations.

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

As an alternative to the foregoing rules, a US Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a qualified exchange or other market, which for these purposes generally means a national securities exchange that is registered with the SEC, or a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs were listed on the New York Stock Exchange, which is an established securities market in the US, from October 2000 to September 2022. On September 8, 2022, our ADSs were delisted from the NYSE and subsequently quoted on the OTC markets, which are not considered established securities markets in the US for these purposes. Consequently, if our ADSs remain delisted from the New York Stock exchange and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purpose and a US Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, Room 1024, NW, Washington, D.C. 20549; or at New York (address: 233 Broadway, New York, NY 10279) and Chicago (address: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of the above materials may also be obtained from the Public Information Department of SEC at 450 Fifth Street, NW, Washington DC 20549, charges as appropriate. You may also view the registration statement (including attachments and schedules) at the New York Stock Exchange at Wall Street, New York, NY 10005. The SEC maintains a website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2022, we had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As of December 31, 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB19,328 million (2021: RMB18,359 million) and derivative financial liabilities of RMB7,235 million (2021: RMB3,214 million).

As of December 31, 2022, it is estimated that a general increase/decrease of USD10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease our net income for the year by approximately RMB5,104 million (2021: decrease/increase RMB2,996 million), and increase/decrease our other comprehensive income by approximately RMB192 million (2021: decrease/increase RMB1,160 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to our derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2021.

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

The following presents various market risk information regarding market-sensitive financial instruments that we held or issued as of December 31, 2021 and 2022. We conduct our business primarily in Renminbi, which is also our functional and reporting currency.

The following tables provide information regarding instruments that are sensitive to foreign exchange rates as of December 31, 2021 and 2022. For debt obligations, the table presents cash flows and related weighted average rates by expected maturity dates.

	As of December 31, 2022
	Expected Maturity Date						Total carrying	Fair
	2023	2024	2025	2026	2027	Thereafter	amount	Value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalents
In US Dollar	49,565	—	—	—	—	—	49,565	49,565
In HK Dollar	2,012	—	—	—	—	—	2,012	2,012
In Japanese Yen	19	—	—	—	—	—	19	19
In Euro	420	—	—	—	—	—	420	420
Others	1,304	—	—	—	—	—	1,304	1,304
Time deposits with financial institutions
In US Dollar	7,017	—	—	—	—	—	7,017	7,017
Liabilities
Debts in US Dollar
Fixed rate	8,727	1	1	1	1	3,507	12,238	11,172
Average interest rate	3.26%	3.94%	3.94%	3.94%	3.94%	3.94%	—	—
Variable rate	1,021	—	—	—	—	—	1,021	1,021
Average interest rate(1)	5.12%	—	—	—	—	—	—	—
Debts in HK Dollar	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Debts in Euro	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	35	—	—	—	—	—	35	35
Average interest rate(1)	2.93%	—	—	—	—	—	—	—
(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2022.

	As of December 31, 2021
	Expected Maturity Date						Total carrying	Fair
	2022	2023	2024	2025	2026	Thereafter	amount	Value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalents
In US Dollar	46,087	—	—	—	—	—	46,087	46,087
In HK Dollar	4,006	—	—	—	—	—	4,006	4,006
In Japanese Yen	37	—	—	—	—	—	37	37
In Euro	502	—	—	—	—	—	502	502
Others	200	—	—	—	—	—	200	200
Time deposits with financial institutions
In US Dollar	11,103	—	—	—	—	—	11,103	11,103
Liabilities
Debts in US Dollar
Fixed rate	583	7,962	1	1	1	4,382	12,930	11,603
Average interest rate	3.01%	3.11%	3.31%	1.53%	3.32%	3.32%	—	—
Variable rate	362	—	—	—	—	—	362	362
Average interest rate(1)	0.57%	—	—	—	—	—	—	—
Debts in HK Dollar	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Debts in Euro	—	—	—	—	—	—	—	—
Fixed rate	152	—	—	—	—	—	152	152
Average interest rate	1.00%	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2021.

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

The following tables present principal cash flows and related weighted average interest rates by expected maturity dates of our interest rate sensitive financial instruments as of December 31, 2021 and 2022.

	As of December 31, 2022
	Expected Maturity Date						Total carrying	Fair
	2023	2024	2025	2026	2027	Thereafter	amount	Value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalents
In RMB	40,118	—	—	—	—	—	40,118	40,118
In US Dollar	49,565	—	—	—	—	—	49,565	49,565
In HK Dollar	2,012	—	—	—	—	—	2,012	2,012
In Japanese Yen	19	—	—	—	—	—	19	19
In Euro	420	—	—	—	—	—	420	420
Others	1,304	—	—	—	—	—	1,304	1,304
Time deposits with financial institutions
In RMB	41,856	—	—	—	—	—	41,856	41,856
In US Dollar	7,017	—	—	—	—	—	7,017	7,017
Liabilities
Debts in RMB
Fixed rate	40,009	11,976	35,267	6,003	307	517	94,079	80,953
Average interest rate	2.48%	2.44%	2.48%	3.05%	1.68%	0.36%
Variable rate	16,541	3,421	29,629	3,330	3,839	10,159	66,919	66,919
Average interest rate(1)	2.52%	2.53%	2.55%	3.13%	3.16%	3.89%
Debts in US Dollar
Fixed rate	8,727	1	1	1	1	3,507	12,238	11,172
Average interest rate	3.26%	3.94%	3.94%	3.94%	3.94%	3.94%
Variable rate	1,021	—	—	—	—	—	1,021	1,021
Average interest rate(1)	5.12%	—	—	—	—	—
Debts in HK Dollar	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Debts in Euro
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	35	—	—	—	—	—	35	35
Average interest rate(1)	2.93%	—	—	—	—	—	—	—
(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2022.
(2)	Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

	As of December 31, 2021
	Expected Maturity Date						Total carrying	Fair
	2022	2023	2024	2025	2026	Thereafter	amount	Value

	(RMB equivalent in millions, except interest rate)
Assets
Cash and cash equivalents
In RMB	57,757	—	—	—	—	—	57,757	57,757
In US Dollar	46,087	—	—	—	—	—	46,087	46,087
In HK Dollar	4,006	—	—	—	—	—	4,006	4,006
In Japanese Yen	37	—	—	—	—	—	37	37
In Euro	502	—	—	—	—	—	502	502
Others	200	—	—	—	—	—	200	200
Time deposits with financial institutions
In RMB	102,296	—	—	—	—	—	102,296	102,296
In US Dollar	11,103	—	—	—	—	—	11,103	11,103
Liabilities
Debts in RMB
Fixed rate	25,447	30,233	8,815	12,207	5,991	523	83,216	76,899
Average interest rate	2.79%	2.54%	2.56%	2.28%	3.02%	0.59%
Variable rate	11,581	8,126	9,967	858	326	2,595	33,453	33,453
Average interest rate(1)	2.68%	2.60%	2.56%	3.84%	3.74%	3.72%
Debts in US Dollar
Fixed rate	583	7,962	1	1	1	4,382	12,930	11,603
Average interest rate	3.01%	3.11%	3.31%	1.53%	3.32%	3.32%
Variable rate	363	—	—	—	—	—	363	363
Average interest rate(1)	0.57%	—	—	—	—	—	—	—
Debts in HK Dollar	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
Debts in Euro	—	—	—	—	—	—	—	—
Fixed rate	153	—	—	—	—	—	153	153
Average interest rate	1.00%	—	—	—	—	—	—	—
Variable rate	—	—	—	—	—	—	—	—
Average interest rate(1)	—	—	—	—	—	—	—	—
(1)	The average interest rates for variable rate debts are calculated based on the rates reported as of December 31, 2021.
(2)	Carrying amounts are used for loans from Sinopec Group Company and its affiliates as it is not practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Depositary Fees and Charges

Our ADR program terminated on December 5, 2022. ADS holders have the right to return their ADSs to Citibank, N.A. in accordance with the terms and conditions of the Deposit Agreement before June 5, 2023 (U.S. Eastern Time) to Citibank, in exchange for the H shares of the Company. Prior to the termination of our ADR program, Citibank directly charged investors who surrendered ADRs the ADS cancellation fees set forth in the table below. Holders of ADS shall pay a fee for returning the ADSs to Citibank. For more information on the termination of the ADR Program, please refer to the “Frequently Asked Questions about Sinopec’s American Depositary Receipt Program” published on the company’s website (http://www.sinopec.com/listco/en/Resource/ Pdf/2022110201.pdf). Information provided in or accessible through our website does not form part of, and is not incorporated into, this annual report.

Pursuant to the terms of the Deposit Agreement, an ADS holder may have to pay the following services fees to the depositary:

Services	Fees
Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	Taxes (including relevant interests and fines) and other governmental charges;
●	such registration fees as may from time to time be in effect, for the registration of deposited securities in the register of members, or for the registration of transfers of deposited securities to the name of the depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals;
●	such cable, telex and facsimile transmission expenses as are expressly provided in the previous Deposit Agreement;
●	such expenses as are incurred by the depositary in the conversion of foreign currency;
●	such expenses as are incurred with the compliance with the foreign currency control, ADSs and other deposited securities related laws, regulations and rules; and
●	any other charge payable by the depositary, any of the depositary’s agents, including the custodian, depositary, or the agents of the custodian or depositary, in connection with the servicing of deposited securities.

Depositary Payments for the Year 2022

In 2022, Citibank, N.A., the depositary for our ADR program, provided reimbursement net of applicable withholding taxes for our expenses related to the listing and investor’ relations activities as follows:

●	reimbursement of application fees: US$97,994.25
●	reimbursement of data infrastructure fees: US$7,096.67
●	reimbursement of proxy procedure fees: US$44,758.25
●	reimbursement of investor relations expenses (including expenses related to non-deal road show, investor meeting and investor relations agency): US$36,219.91
●	the accounting committee and accounting standard committee of public company: US$69,971.39
●	Total: US$256,040.47

In connection with the termination of our ADR program, we have paid Citibank, N.A. ADR program termination fees in the amount of US$1,293,028 in January 2023.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	MATERIAL MODIFICATIONS TO THE RIGHTS TO SECURITIES HOLDERS

None.

B.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure the information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (Exchange Act), as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022 (Evaluation Date), the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2022. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 based on these criteria.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

China Petroleum & Chemical Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited China Petroleum & Chemical Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as at December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

April 28, 2023

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Ng, Kar Ling Johnny qualifies as an audit committee financial expert in accordance with the terms of Item 16A. of Form 20-F. Mr. Ng was appointed as an independent non-executive director and a manager of the audit committee of the eighth board of our company in 2021. For Mr. Ng’s biographical information, see “Item 6 Directors, Senior Management and Employees—A. Directors, Supervisors and Senior Management.”

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

KPMG Huazhen LLP served as our independent accountant for the fiscal year of 2021 and 2022.

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen LLP to us for the year ended December 31, 2021.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2021	RMB59.10 million	—	—	RMB8.11 million

The following table presents the aggregate fees paid by us (not including our subsidiaries) for professional audit services, tax and other services rendered by KPMG Huazhen LLP to us for the year ended December 31, 2022.

	Audit Fees	Audit-Related Fees	Tax Fees	Other Fees
2022	RMB66.39 million	—	—	RMB2.98 million

We are allowed to engage our principal accountants to render audit or non-audit services, only after the engagement is pre- approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES NOT APPLICABLE.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that May Yet
	Total Number of	Average Price	Part of Publicly	Be Purchased Under
	Shares	Paid Per Share	Announced Plans or	the Plans or
	Purchased(1)	(RMB)(2)	Programs	Programs
September 21, 2022 to September 27, 2022	54,414,000	3.099	—	—
October 31, 2022	63,000,000	2.803	—	—
November 1, 2022 to November 30, 2022	535,822,000	3.040	—	—
December 1, 2022 to December 19, 2022	79,266,000	3.260	—	—

Note:

(1)	On May 18, 2022, the Company’s 2021 Annual General Meeting of Shareholders and the 2022 First H Shareholders’ Class Meeting reviewed and approved the proposal to grant to the board of director a general mandate to buy back A shares and/or H shares of the Company, authorizing the board of directors (or a director authorized by the board of directors) to repurchase no more than 10% of the Company’s issued and outstanding H shares, or 2,551,343,860 H shares, and to formulate and implement a repurchase plan. The number of shares repurchased in the table above represents repurchases in the open market conducted on the Hong Kong Stock Exchange pursuant to the aforementioned general mandate (rather than any public repurchase program).

(2)	Based on RMB0.89327 to HK$1.00, the average of mid-point exchange rates of Renminbi as published by the PRC State Administration of Foreign Exchange (SAFE) on December 30, 2022.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm headquartered in China which the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in China, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Our controlling shareholder is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. For more details of the Sinopec Group Company, see “Item 4 Information on the Company – C. Organizational Structure.”

Certain directors and supervisors of the Company are officials of the Communist Party of China, see “Item 6A Directors, Supervisors and Senior Management” for more details.

Our currently effective articles of association (or equivalent organizing document) do not contain any charter of the Chinese Communist Party. Our currently effective articles of association contain provisions relating to committees of the Communist Party of China. For more details, please refer to our articles of association incorporated into this annual report by reference.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See consolidated financial statements included in this annual report following Item 19.

ITEM 19.	EXHIBITS
1

Articles of Association of the Registrant, amended and adopted by the shareholders’ meeting on October 20, 2021, incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

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

4.15.4

Continuing Connected Transactions Fifth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2018 (English translation), incorporated by reference to Exhibit 4.15.4 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2019

4.15.5

Continuing Connected Transaction Sixth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 27, 2021 (English translation), incorporated by reference to Exhibit 4.15.5 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022

4.16

Non-Compete Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 and its related Undertakings (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 26, 2013 (File Number: 001-15138).

4.16.1

Undertakings from China Petrochemical Corporation Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation dated April 28, 2014 (English translation), incorporated by reference to Exhibit 4.21.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2015 (File Number: 001-15138).

4.17

Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and China Petroleum & Chemical Corporation (English Translation), incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.17.1

Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Natural Gas Limited Company (English Translation), incorporated by reference to Exhibit 4.17.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.17.2

Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Marketing Co., Limited (English Translation), incorporated by reference to Exhibit 4.17.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.17.3

Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Company, dated July 21, 2020, between China Oil & Gas Pipeline Network Corporation and Sinomart KTS Development Limited (English Translation), incorporated by reference to Exhibit 4.17.3 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.18

Framework Agreement regarding Production and Operation of Oil and Gas Pipeline Facilitates, dated August 13, 2020, between China Petroleum & Chemical Corporation and China Oil & Gas Pipeline Network Corporation (English Translation), incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

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
Date: April 28, 2023

CHINA PETROLEUM & CHEMICAL CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
China Petroleum & Chemical Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of China Petroleum & Chemical Corporation and subsidiaries (the Company) as at December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

As discussed in notes 2(g), 2(n), 8, 18 and 41 to the consolidated financial statements, the Company reported property, plant and equipment of Renminbi (“RMB”) 630,700 million as at December 31, 2022, a portion of which related to oil and gas producing activities. The Company reported impairment losses of RMB 2,891 million for the property, plant and equipment relating to oil and gas producing activities for the year ended December 31, 2022.

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

•

we evaluated the design and tested the operating effectiveness of certain internal controls related to the process for impairment assessment of property, plant and equipment relating to oil and gas producing activities;

•

we assessed the competence, capabilities and objectivity of the Company’s reserves specialists and evaluated the methodology adopted by them in estimating the oil and gas reserves against the recognized industry standards;

•

we compared future selling prices for crude oil and natural gas used in the discounted cash flow forecasts with the Company’s business plans and forecasts by external analysts;

•

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
April 28, 2023

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Petroleum & Chemical Corporation

Opinion on the Financial Statements

We have audited the consolidated income statement, consolidated statement of comprehensive income, of changes in equity and of cash flows of China Petroleum & Chemical Corporation and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 26, 2021, except for the effects of the business combination under common control discussed in Note 35 to the consolidated financial statements, as to which the date is April 27, 2022

We served as the Company’s auditor from 2013 to 2021.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in million, except per share data)

		Years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB
Revenue
Revenue from primary business	3	2,048,654	2,679,500	3,257,356
Other operating revenues	4	56,070	61,384	60,812
		2,104,724	2,740,884	3,318,168

Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,589,821)	(2,076,665)	(2,684,756)
Selling, general and administrative expenses	5	(53,668)	(54,978)	(55,809)
Depreciation, depletion and amortization		(107,461)	(115,680)	(109,906)
Exploration expenses, including dry holes		(9,716)	(12,382)	(10,591)
Personnel expenses	6	(87,525)	(103,492)	(103,585)
Taxes other than income tax	7	(235,018)	(259,032)	(263,991)
Impairment (losses)/reversals on trade and other receivables		(2,066)	(2,311)	1,084
Other operating income/(expenses), net	8	(5,780)	(21,716)	(14,779)
Total operating expenses		(2,091,055)	(2,646,256)	(3,242,333)
Operating income		13,669	94,628	75,835

Finance costs
Interest expense	9	(15,198)	(15,018)	(16,769)
Interest income		4,803	5,732	6,266
Foreign currency exchange gains, net		885	276	529
Net finance costs		(9,510)	(9,010)	(9,974)
Investment income	10	37,744	298	14,060
Share of profits less losses from associates and joint ventures	22,23	6,712	23,253	14,479
Earnings before income tax		48,615	109,169	94,400
Income tax expense	11	(6,344)	(23,318)	(18,757)
Net income		42,271	85,851	75,643

Attributable to:
Owners of the Company		33,443	71,975	66,153
Non-controlling interests		8,828	13,876	9,490
Net income		42,271	85,851	75,643

Earnings per share:
Basic	13	0.28	0.59	0.55
Diluted	13	0.28	0.59	0.55

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in million)

		Years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB
Net income		42,271	85,851	75,643

Other comprehensive income:	12
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(22)	(4)	(67)
Total items that may not be reclassified subsequently to profit or loss		(22)	(4)	(67)
Items that may be reclassified subsequently to profit or loss
Cost of hedging reserve		162	(220)	149
Share of other comprehensive income of associates and joint ventures		(2,441)	441	2,856
Cash flow hedges		7,073	19,018	11,637
Foreign currency translation differences		(4,457)	(1,728)	7,254
Total items that may be reclassified subsequently to profit or loss		337	17,511	21,896
Total other comprehensive income		315	17,507	21,829

Total comprehensive income for the year		42,586	103,358	97,472

Attributable to:
Owners of the Company		34,837	89,549	85,279
Non-controlling interests		7,749	13,809	12,193
Total comprehensive income for the year		42,586	103,358	97,472

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2021 AND 2022

(Amounts in million)

		December 31,
	Notes	2021	2022
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		108,590	93,438
Time deposits with financial institutions		113,399	51,614
Financial assets at fair value through profit or loss		—	2
Derivative financial assets	14	18,371	19,335
Trade accounts receivable	15	34,861	46,364
Financial assets at fair value through other comprehensive income	24	5,939	3,507
Inventories	16	207,433	244,241
Prepaid expenses and other current assets	17	69,431	64,639
Total current assets		558,024	523,140
Non-current assets
Property, plant and equipment, net	18	598,925	630,700
Construction in progress	19	155,939	196,045
Right-of-use assets	20	268,408	264,856
Goodwill	21	8,594	6,464
Interest in associates	22	148,729	159,150
Interest in joint ventures	23	60,450	74,791
Financial assets at fair value through other comprehensive income	24	767	730
Deferred tax assets	25	19,389	19,952
Long-term prepayments and other assets	26	70,030	72,812
Total non-current assets		1,331,231	1,425,500
Total assets		1,889,255	1,948,640
LIABILITIES AND EQUITY
Current liabilities
Short-term debts	27	35,252	59,037
Loans from Sinopec Group Company and fellow subsidiaries	27	2,873	7,292
Lease liabilities	28	15,173	16,004
Derivative financial liabilities	14	3,223	7,313
Trade accounts payable and bills payable	29	215,640	269,424
Contract liabilities	30	124,622	125,444
Other payables	31	239,688	178,146
Income tax payable		4,809	4,725
Total current liabilities		641,280	667,385
Non-current liabilities
Long-term debts	27	78,300	85,706
Loans from Sinopec Group Company and fellow subsidiaries	27	13,690	22,255
Lease liabilities	28	170,233	166,407
Deferred tax liabilities	25	7,910	8,079
Provisions	32	43,525	47,587
Other long-term liabilities		19,243	14,983
Total non-current liabilities		332,901	345,017
Total liabilities		974,181	1,012,402
Equity
Share capital	33	121,071	119,896
Reserves	43	653,111	664,810
Total equity attributable to owners of the Company		774,182	784,706
Non-controlling interests		140,892	151,532
Total equity		915,074	936,238
Total liabilities and equity		1,889,255	1,948,640

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in million)

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2020	121,071	34,503	55,850	90,423	117,000	1,941	322,931	743,719	138,359	882,078
Net income	—	—	—	—	—	—	33,443	33,443	8,828	42,271
Other comprehensive income (Note 12)	—	—	—	—	—	1,406	(12)	1,394	(1,079)	315
Total comprehensive income for the year	—	—	—	—	—	1,406	33,431	34,837	7,749	42,586
Amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	(47)	—	(47)	48	1
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2019	—	—	—	—	—	—	(23,004)	(23,004)	—	(23,004)
Interim dividend for 2020	—	—	—	—	—	—	(8,475)	(8,475)	—	(8,475)
Appropriation	—	—	—	1,857	—	—	(1,857)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(6,726)	(6,726)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	3,325	3,325
Distribution to SAMC in the Acquisition of Baling Branch of SAMC	—	(972)	—	—	—	—	—	(972)	972	—
Total contributions by and distributions to owners	—	(972)	—	1,857	—	—	(33,336)	(32,451)	(2,429)	(34,880)
Transaction with non-controlling interests	—	(138)	—	—	—	—	—	(138)	13	(125)
Total transactions with owners	—	(1,110)	—	1,857	—	—	(33,336)	(32,589)	(2,416)	(35,005)
Others	—	870	—	—	—	200	(665)	405	(2,363)	(1,958)
Balance as at December 31, 2020	121,071	34,263	55,850	92,280	117,000	3,500	322,361	746,325	141,377	887,702

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in million)

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2021	121,071	34,263	55,850	92,280	117,000	3,500	322,361	746,325	141,377	887,702
Net income	—	—	—	—	—	—	71,975	71,975	13,876	85,851
Other comprehensive income (Note 12)	—	—	—	—	—	17,574	—	17,574	(67)	17,507
Total comprehensive income for the year	—	—	—	—	—	17,574	71,975	89,549	13,809	103,358
Amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	(19,302)	—	(19,302)	(648)	(19,950)
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2020	—	—	—	—	—	—	(15,739)	(15,739)	—	(15,739)
Interim dividend for 2021	—	—	—	—	—	—	(19,371)	(19,371)	—	(19,371)
Appropriation (Note 43(c))	—	—	—	3,944	—	—	(3,944)	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(8,982)	(8,982)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	1,973	1,973
Distribution to sellers in the business combination of entities under common control (Note 35)	—	(6,124)	—	—	—	—	—	(6,124)	—	(6,124)
Total contributions by and distributions to owners	—	(6,124)	—	3,944	—	—	(39,054)	(41,234)	(7,009)	(48,243)
Transaction with non-controlling interests	—	(1,396)	—	—	—	—	—	(1,396)	(6,796)	(8,192)
Total transactions with owners	—	(7,520)	—	3,944	—	—	(39,054)	(42,630)	(13,805)	(56,435)
Others	—	319	—	—	—	723	(802)	240	159	399
Balance as at December 31, 2021	121,071	27,062	55,850	96,224	117,000	2,495	354,480	774,182	140,892	915,074

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in million)

								Total equity
								attributable
				Statutory	Discretionary			to owners	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as at January 1, 2022	121,071	27,062	55,850	96,224	117,000	2,495	354,480	774,182	140,892	915,074
Net income	—	—	—	—	—	—	66,153	66,153	9,490	75,643
Other comprehensive income (Note 12)	—	—	—	—	—	19,126	—	19,126	2,703	21,829
Total comprehensive income for the year	—	—	—	—	—	19,126	66,153	85,279	12,193	97,472
Amounts transferred to initial carrying amount of hedged items	—	—	—	—	—	(15,363)	—	(15,363)	(439)	(15,802)
Transactions with owners, recorded directly in equity:
Purchase of own shares (Note 33)	(1,175)	—	(3,004)	—	—	—	—	(4,179)	—	(4,179)
Contributions by and distributions to owners:
Final dividend for 2021	—	—	—	—	—	—	(37,532)	(37,532)	—	(37,532)
Interim dividend for 2022	—	—	—	—	—	—	(19,371)	(19,371)	—	(19,371)
Appropriation (Note 43 (c))	—	—	—	4,610	—	—	(4,610)	—	—	—
Distributions to non–controlling interests	—	—	—	—	—	—	—	—	(6,691)	(6,691)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	5,395	5,395
Other contributions	—	2,678	—	—	—	—	—	2,678	2,191	4,869
Total contributions by and distributions to owners	—	2,678	—	4,610	—	—	(61,513)	(54,225)	895	(53,330)
Transaction with non–controlling interests	—	—	—	—	—	—	—	—	(1,713)	(1,713)
Total transactions with owners	(1,175)	2,678	(3,004)	4,610	—	—	(61,513)	(58,404)	(818)	(59,222)
Other equity movements under the equity method	—	(1,009)	—	—	—	—	—	(1,009)	—	(1,009)
Others	—	22	—	—	—	149	(150)	21	(296)	(275)
Balance as at December 31, 2022	119,896	28,753	52,846	100,834	117,000	6,407	358,970	784,706	151,532	936,238

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in million)

		Years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB

Net cash generated from operating activities	(a)	168,520	225,174	116,269
Investing activities
Capital expenditure		(118,321)	(127,965)	(153,744)
Exploratory wells expenditure		(13,315)	(16,956)	(18,783)
Purchase of investments		(6,040)	(4,935)	(9,234)
Payment for financial assets at fair value through profit or loss		(6,700)	(8,150)	(1,222)
Proceeds from settlement of financial assets at fair value through profit or loss		10,000	8,248	1,220
Payment for acquisition of subsidiary, net of cash acquired		(340)	(1,106)	(7,881)
Proceeds from disposal of investments		51,520	6,769	10,801
Proceeds from disposal of property, plant, equipment and other non-current assets		2,656	1,478	212
Increase in time deposits with maturities over three months		(84,689)	(50,844)	(31,670)
Decrease in time deposits with maturities over three months		54,950	34,298	93,455
Interest received		2,305	3,372	6,918
Investment and dividend income received		11,510	10,134	13,969
(Payments of)/proceeds from other investing activities		(6,186)	459	949
Net cash used in investing activities		(102,650)	(145,198)	(95,010)
Financing activities
Proceeds from bank and other loans		558,680	356,459	564,417
Repayments of bank and other loans		(540,015)	(338,232)	(514,275)
Contributions to subsidiaries from non-controlling interests		4,219	1,001	3,946
Dividends paid by the Company		(31,479)	(35,110)	(56,903)
Distributions by subsidiaries to non-controlling interests		(4,821)	(8,068)	(5,249)
Interest paid		(7,512)	(5,849)	(9,679)
Payments made to acquire non-controlling interests		(1,121)	(8,198)	—
Cash payments to purchase own shares		—	—	(4,179)
Repayments of lease liabilities		(15,327)	(19,412)	(18,672)
Proceeds from other financing activities		700	133	989
Repayments of other financing activities		(834)	(666)	(94)
Net cash used in financing activities		(37,510)	(57,942)	(39,699)
Net increase/(decrease) in cash and cash equivalents		28,360	22,034	(18,440)
Cash and cash equivalents as at January 1		60,438	87,559	108,590
Effect of foreign currency exchange rate changes		(1,239)	(1,003)	3,288
Cash and cash equivalents as at December 31		87,559	108,590	93,438

See accompanying notes to consolidated financial statements.

CHINA PETROLEUM & CHEMICAL CORPORATION

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in million)

(a) Reconciliation of earnings before income tax to net cash generated from operating activities

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating activities
Earnings before income tax	48,615	109,169	94,400
Adjustment for:
Depreciation, depletion and amortization	107,461	115,680	109,906
Dry hole costs written off	5,928	7,702	6,416
Income from associates and joint ventures	(6,712)	(23,253)	(14,479)
Investment income	(37,744)	(298)	(14,060)
Interest income	(4,803)	(5,732)	(6,266)
Interest expense	15,198	15,018	16,769
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	2,003	(3,723)	3,064
(Gain)/loss on disposal of property, plant, equipment and other non-current assets, net	(398)	3,062	722
Impairment losses on assets	26,087	13,165	12,009
Impairment losses/(reversals) on trade and other receivables	2,066	2,311	(1,084)
	157,701	233,101	207,397
Net changes from:
Accounts receivable and other current assets	(17,610)	(8,177)	1,974
Inventories	22,407	(58,372)	(45,421)
Accounts payable and other current liabilities	15,169	82,408	(30,363)
	177,667	248,960	133,587
Income tax paid	(9,147)	(23,786)	(17,318)
Net cash generated from operating activities	168,520	225,174	116,269

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

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). A summary of the significant accounting policies adopted by the Group are set out in Note 2. The accompanying financial statements were authorized for issue by the Board of Directors on April 28, 2023.

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new and amended standards as set out below.

(a) New and amended standards and interpretations adopted by the Group

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

●	Amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use
●	Amendment to IAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts — cost of fulfilling a contract

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

(b) New and amended standards and interpretations not yet adopted by the Group

A number of new accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

1    PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(b) New and amended standards and interpretations not yet adopted by the Group (Continued)

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

Non-controlling interests at the date of statement of financial position, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated statements of financial position and consolidated statements of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statements and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

If a business combination involving entities not under common control is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the consolidated income statements.

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

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated income statements, whereas the Group’s share of the post-acquisition, post-tax items of the investees’ other comprehensive income is recognized in the consolidated statements of comprehensive income.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)   Basis of consolidation (Continued)

The consolidated income statements include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the beginning of the earliest period presented or when they first came under common control, whichever is shorter.

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

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statements when the profit or loss on disposal is recognized.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)   Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognized as an expense in the consolidated income statements in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized as income or expense in the consolidated income statements on the date of retirement or disposal.

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

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalized as oil and gas properties, which are subsequently amortized as part of the costs of the oil and gas properties.

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

Items may be produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling any such items and the related costs are recognized in profit or loss.

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

(j)   Financial assets

(i) Classification and measurement

The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: a) financial assets measured at amortized cost, b) financial assets measured at fair value through other comprehensive income (“FVOCI”), c) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect on the contractual cash flows of the financial assets, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)  Derivative financial instruments and hedge accounting (Continued)

The hedging relationship meets all of the following hedge effectiveness requirements:

(i)There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii)The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii)The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

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

(i)The cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.

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

The amount of the reduction is recognized as an expense in the consolidated income statements. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal, or value in use, if determinable.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)   Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the consolidated income statements over the period of borrowings using the effective interest method.

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

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, a separate asset is recognized for any expected reimbursement that would be virtually certain. The amount recognized for the reimbursement is limited to the carrying amount of the provision.

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

An onerous contract exists when the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the net cost of continuing with thefulfilling the contract. The cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling that contract.

(r)   Revenue recognition

Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognized according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised goods or services (assets), the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the assets; the Group has transferred physical possession of the assets to the customer; the customer has the significant risks and rewards of ownership of the assets; the customer has accepted the assets.

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

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are recognized to profit or loss on a straight-line basis over the expected lives of the related assets.

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

(w)   Research and development expense

Research and development expenditures that cannot be capitalized are expensed in the period in which they are incurred. Research and development expense amounted to RMB 10,087, RMB 11,481 and RMB 12,773 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)    Leases (Continued)

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

(y)   Employee benefits

The contributions payable under the Group’s retirement plans are recognized as an expense in the consolidated income statements as incurred and according to the contribution determined by the plans. Further information is set out in Note 37.

Termination benefits, such as employee reduction expenses, are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)  Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the statement of financial position liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilized. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realized or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statements, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

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

2    SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

3.    REVENUE FROM PRIMARY BUSINESS

Revenue from primary business mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas, which are recognized at a point in time.

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Gasoline	557,605	726,057	796,667
Diesel	422,566	542,260	743,551
Crude oil	351,707	429,038	517,183
Chemical feedstock	22,351	44,079	42,785
Basic organic chemicals	133,046	198,453	223,679
Synthetic resin	122,368	149,208	144,524
Kerosene	72,385	112,519	168,017
Natural gas	48,099	68,443	83,853
Synthetic fiber monomers and polymers	42,388	45,464	45,335
Others (i)	276,139	363,979	491,762
	2,048,654	2,679,500	3,257,356

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical byproducts and joint products.

4.    OTHER OPERATING REVENUES

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Sale of materials and others	54,986	59,990	59,590
Rental income	1,084	1,394	1,222
	56,070	61,384	60,812

5.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Variable lease payments, low-value and short-term lease payment	2,683	2,393	2,205
Auditor’s remuneration:
- Audit services	73	59	66
- Others	8	8	3

6.    PERSONNEL EXPENSES

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Salaries, wages and other benefits	78,542	91,560	90,395
Contributions to retirement schemes (Note 37)	8,983	11,932	13,190
	87,525	103,492	103,585

7.    TAXES OTHER THAN INCOME TAX

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Consumption tax (i)	197,542	213,894	206,838
City construction tax (ii)	15,710	18,044	17,081
Special oil income levy	34	1,573	13,874
Education surcharge(ii)	11,678	13,409	12,337
Resources tax	4,572	6,432	8,752
Others	5,482	5,680	5,109
	235,018	259,032	263,991

Notes:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20
(ii)	City construction tax and education surcharge is levied on an entity based on its paid amount of value-added tax and consumption tax.

8.    OTHER OPERATING INCOME / (EXPENSES), NET

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Government grants(i)	8,776	6,706	9,277
Ineffective portion of change in fair value of cash flow hedges	3,052	694	(255)
Net realized and unrealized loss on derivative financial instruments not qualified as hedging	(1,252)	(14,873)	(15,535)
Impairment losses on long-lived assets (ii)	(14,629)	(10,035)	(5,669)
Gain/(loss) on disposal of property, plant, equipment and other non-current assets, net	398	(3,062)	(722)
Fines, penalties and compensations	(43)	(220)	(39)
Donations	(301)	(165)	(447)
Others	(1,781)	(761)	(1,389)
	(5,780)	(21,716)	(14,779)

Notes:

(i)	Government grants for the years ended December 31, 2020, 2021 and 2022 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.
(ii)	Impairment losses recognized on long-lived assets of the exploration and production (“E&P”) segments were RMB 8,495, RMB 2,467 and RMB 2,891 for the years ended December 31, 2020, 2021 and 2022, respectively. The impairment comprised RMB 8,435, RMB 2,467 and RMB 2,891 on property, plant and equipment for the years ended December 31, 2020, 2021 and 2022, respectively, and RMB 60 on construction in progress for the year ended December 31, 2020. The primary factors resulting in the E&P segment impairment loss were downward revision of oil and gas reserve in certain fields and high extraction costs. E&P segment determines recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which include significant judgements and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using pre-tax discount rates of 10.47%, 10.47% and 8.17% to 14.86% for the years ended December 31, 2020, 2021 and 2022, respectively. Further future downward revisions to the Group’s oil or nature gas price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group’s properties, plant and equipment relating to oil and gas producing activities by approximately RMB 4,548, RMB 3,628 and RMB 1,693 for the years ended December 31, 2020, 2021 and 2022, respectively. It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group’s property plant and equipment relating to oil and gas producing activities by approximately RMB 2,836, RMB 2,400 and RMB 1,508 for the years ended December 31, 2020, 2021 and 2022,respectively. It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group’s property, plant and equipment relating to oil and gas producing activities by approximately RMB 287, RMB 180 and RMB 126 for the years ended December 31, 2020, 2021 and 2022, respectively.

8.    OTHER OPERATING INCOME / (EXPENSES), NET (Continued)

Impairment losses recognized for the chemicals segment were RMB 3,675, RMB 5,332 and RMB 1,790 for the years ended December 31, 2020, 2021 and 2022, respectively, and comprised of impairment losses of RMB 2,680, RMB 5,184 and RMB 1,790 on property, plant and equipment for the years ended December 31, 2020, 2021 and 2022, respectively, RMB 744 and RMB 62 on construction in progress for the years ended December 31, 2020 and 2021, respectively, RMB 16 on intangible assets for the year ended December 31, 2021, RMB 251 and RMB 70 for investment in associates and joint ventures for the years ended December 31, 2020 and 2021, respectively. Impairment losses recognized for the refining segment were RMB 1,923, RMB 860 and RMB 2 for the years ended December 31, 2020, 2021 and 2022, respectively, and comprised of impairment losses of RMB 226, RMB 860 and RMB 2 on property, plant and equipment for the years ended December 31, 2020, 2021 and 2022, respectively, RMB 1,697 for investment in joint venture for the year ended December 31, 2020. These impairment losses relate to certain refining and chemicals production facilities that are held for use for the years ended December 31, 2020, 2021 and 2022. The primary factors resulting in the impairment losses were due to the suspension of operations of certain production facilities, and evidence that indicate the economic performance of certain production facilities was lower than the expectation. The carrying amounts of these facilities were written down to their recoverable amounts, which were determined based on the present values of expected future cash flows of the assets using pre-tax discount rates ranging from 9.87% to 11.60%, 10.50% to 13.90% and 7.64% to 18.68% for the years ended December 31, 2020, 2021 and 2022.

Impairment losses recognized on long-lived assets of the marketing and distribution segment were RMB 536, RMB 1,211 and RMB 415 for the years ended December 31, 2020, 2021 and 2022, respectively. The impairment comprised of impairment losses of RMB 442, RMB 873 and RMB 398 on property, plant and equipment for the years ended December 31, 2020, 2021 and 2022, respectively, impairment losses of RMB 47, RMB 246 and RMB 4 on intangible assets for the years ended December 31, 2020, 2021 and 2022, respectively, impairment losses of RMB 2 on right of use assets for the year ended December 31, 2021, impairment losses of RMB 7, RMB 8 and RMB 2 on investments in associates and joint ventures for the years ended December 31, 2020, 2021 and 2022, respectively, impairment losses of RMB 40, RMB 82 and RMB 11 on construction in progress for the years ended December 31, 2020, 2021 and 2022, respectively, primarily relate to certain service stations and certain construction in progress that were closed or abandoned during respective years. In measuring the amounts of impairment charges, the carrying amounts of these assets were compared to the present value of the expected future cash flows of the assets, as well as information about sales of similar properties in the same geographic area for closed or abandoned service stations.

Impairment loss recognized on long-lived assets of the corporate and others segment were RMB 165 and RMB 571 for the years ended December 31, 2021 and 2022, respectively. The impairment comprised of impairment losses of RMB 3 and RMB 1 on property, plant and equipment for the years ended December 31, 2021 and 2022, respectively, impairment loss of RMB 162 on investments in associates and joint ventures for the year ended December 31, 2021, impairment loss of RMB 570 on construction in progress for the years ended December 31, 2022.

9.    INTEREST EXPENSE

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Interest expense incurred	6,517	5,679	7,877
Less: Interest expense capitalized*	(2,011)	(996)	(1,307)
	4,506	4,683	6,570
Interest expense on lease liabilities	9,349	9,200	9,096
Accretion expenses (Note 32)	1,343	1,135	1,103
Interest expense	15,198	15,018	16,769
* Interest rates per annum at which borrowing costs were capitalized for construction in progress	2.60% to 4.66%	1.84% to 4.35%	1.89% to 4.25%

10.   INVESTMENT INCOME

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Investment income from disposal of business and long-term equity investments (i)	37,525	82	13,754
Dividend income from holding of other equity instrument investments	156	34	76
Others	63	182	230
	37,744	298	14,060

Note:

(i)	The Company and Sinomart KTS Development Limited, Sinopec Natural Gas Limited Company and Sinopec Marketing Company Limited (“Marketing Company”), the subsidiaries of the Company entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Pipeline Company Limited, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Assets and the Agreement on Additional Issuance of Equity to Purchase Assets with China Oil & Gas Pipeline Network Corporation (“PipeChina”), on July 21, 2020 and on July 23, 2020 respectively, pursuant to which the Company and its subsidiaries proposed to dispose target business, including equity interests in the relevant companies, oil and gas pipeline and ancillary facilities, to PipeChina. The above transactions were considered and approved by the 15th Session of 7th Directorate Meeting on July 23, 2020 and the second Extraordinary General Meeting on September 28, 2020. The transaction consideration was mainly additional issuance of equity and/or cash payment by PipeChina and the gain on above transactions was RMB 37,731 in 2020.

The Company and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. (“Gaoqiao Petrochemical”) and INEOS Investment (Shanghai) Company Limited (“INEOS Shanghai”) entered into an equity transfer agreement on 28 July 2022. According to the agreement, the Company and Gaoqiao Petrochemical transferred 15% and 35% equity interests in Shanghai SECCO Petrochemical Co., Ltd. (“Shanghai SECCO”) to INEOS Shanghai respectively at a total consideration of RMB 10,863. The above transactions were considered and approved by the 10th Session of 8th Directorate Meeting of the Company. The transactions were completed on 28 December 2022 and the Company lost control over Shanghai SECCO. The Group accounted for its remaining 50% equity interest retained in Shanghai SECCO, at fair value upon initial recognition, as an interest in a joint venture from the date when control was lost. The investment income from disposal of Shanghai SECCO is RMB 13,697.

11.  INCOME TAX EXPENSE

Income tax expense in the consolidated income statements represents:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Current tax
- Provision for the year	14,334	17,522	18,796
- Adjustment of prior years	(117)	(462)	(1,757)
Deferred taxation (Note 25)	(7,873)	6,258	1,718
	6,344	23,318	18,757

11.    INCOME TAX EXPENSE (Continued)

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Earnings before income tax	48,615	109,169	94,400
Expected PRC income tax expense at a statutory tax rate of 25%	12,154	27,292	23,600
Tax effect of non-deductible expenses	3,281	5,948	4,509
Tax effect of non-taxable income	(8,330)	(8,096)	(5,827)
Tax effect of preferential tax rate (i)	(1,011)	(2,766)	(3,091)
Effect of income taxes at foreign operations	(730)	(222)	(128)
Tax effect of utilization of previously unrecognized tax losses and temporary differences	(65)	(701)	(850)
Tax effect of tax losses not recognized	1,087	1,391	2,243
Write-down of deferred tax assets	75	934	58
Adjustment of prior years	(117)	(462)	(1,757)
Actual income tax expense	6,344	23,318	18,757

Note:

(i)	The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2022. According to Announcement [2020] No. 23 of the Ministry of Finance (“ MOF”) “Announcement of the MOF, the State Taxation Administration and the National Development and Reform Commission on continuation of the income tax policy of western development enterprises”, the preferential tax rate of 15% extends from January 1, 2021 to December 31, 2030.

12.   OTHER COMPREHENSIVE INCOME

	Years ended December 31,
	2020			2021			2022
	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax
	amount	effect	amount	amount	effect	amount	amount	effect	amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	9,207	(2,295)	6,912	15,659	(3,881)	11,778	6,667	(1,675)	4,992
Reclassification adjustments for amounts transferred to the consolidated income statements	198	(37)	161	8,858	(1,618)	7,240	8,127	(1,482)	6,645
Net movement during the year recognized in other comprehensive income (i)	9,405	(2,332)	7,073	24,517	(5,499)	19,018	14,794	(3,157)	11,637
Changes in the fair value of instruments at fair value through other comprehensive income	(6)	(4)	(10)	(6)	2	(4)	(79)	12	(67)
Transfer of loss on disposal of equity investments at fair value through other comprehensive income to retained earnings	(12)	—	(12)	—	—	—	—	—	—
Net movement during the year recognized in other comprehensive income	(18)	(4)	(22)	(6)	2	(4)	(79)	12	(67)
Cost of hedging reserve	162	—	162	(220)	—	(220)	149	—	149
Share of other comprehensive loss of associates and joint ventures	(2,441)	—	(2,441)	441	—	441	2,856	—	2,856
Foreign currency translation differences	(4,457)	—	(4,457)	(1,728)	—	(1,728)	7,254	—	7,254
Other comprehensive income	2,651	(2,336)	315	23,004	(5,497)	17,507	24,974	(3,145)	21,829

Note:

(i)	As at December 31, 2021 and 2022, cash flow hedge reserve amounted to a gain of RMB 7,244 and a gain of RMB 3,079, respectively, of which a gain of RMB 7,214 and a gain of RMB 3,024 were attributable to owners of the Company.

13.   BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended December 31, 2020, 2021 and 2022 is based on the net income attributable to ordinary owners of the Company of RMB 33,443, RMB 71,975 and RMB 66,153, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 120,889,248,735, respectively.

The calculation of diluted earnings per share for the years ended December 31, 2020, 2021 and 2022 is based on the net income attributable to ordinary owners of the Company (diluted) of RMB 33,443, RMB 71,975 and RMB 66,153, respectively, and the weighted average number of shares of 121,071,209,646, 121,071,209,646 and 120,889,248,735, respectively, calculated as follows:

13.   BASIC AND DILUTED EARNINGS PER SHARE (Continued)

(i)Net income attributable to ordinary owners of the Company (diluted)

	2020	2021	2022
	RMB	RMB	RMB

Net income attributable to ordinary owners of the Company	33,443	71,975	66,153
Net income attributable to ordinary owners of the Company (diluted)	33,443	71,975	66,153

(ii)Weighted average number of shares (diluted)

	2020	2021	2022
	Number of	Number of	Number of
	shares	shares	shares

Weighted average number of shares as at December 31	121,071,209,646	121,071,209,646	120,889,248,735
Weighted average number of shares (diluted) as at December 31	121,071,209,646	121,071,209,646	120,889,248,735

14.   DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 40.

15.   TRADE ACCOUNTS RECEIVABLE

	December 31,
	2021	2022
	RMB	RMB

Amounts due from third parties	30,159	38,942
Amounts due from Sinopec Group Company and fellow subsidiaries	2,199	7,261
Amounts due from associates and joint ventures	6,536	4,240
	38,894	50,443
Less: Loss allowance for ECLs	(4,033)	(4,079)
	34,861	46,364

The ageing analysis of trade accounts receivable (net of loss allowance for ECLs) is as follows:

	December 31,
	2021	2022
	RMB	RMB

Within one year	34,180	46,039
Between one and two years	442	152
Between two and three years	221	88
Over three years	18	85
	34,861	46,364

15.   TRADE ACCOUNTS RECEIVABLE (Continued)

Loss allowance for ECLs are analyzed as follows:

	2020	2021	2022
	RMB	RMB	RMB

Balance as at January 1	1,848	3,860	4,033
Provision for the year	2,173	436	417
Written back for the year	(68)	(127)	(561)
Written off for the year	(23)	(30)	(49)
Others	(70)	(106)	239
Balance as at December 31	3,860	4,033	4,079

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 40.

16.   INVENTORIES

	December 31,
	2021	2022
	RMB	RMB

Crude oil and other raw materials	109,940	139,307
Work in progress	15,701	14,536
Finished goods	84,174	93,994
Spare parts and consumables	2,515	2,987
	212,330	250,824
Less: Allowance for diminution in value of inventories	(4,897)	(6,583)
	207,433	244,241

Allowance for diminution in value of inventories is analyzed as follows:

	2020	2021	2022
	RMB	RMB	RMB

Balance as at January 1	2,597	3,107	4,897
Allowance for the year	11,689	3,148	6,407
Reversal of allowance	(333)	(18)	(85)
Written off	(10,795)	(1,300)	(4,530)
Others	(51)	(40)	(106)
Balance as at December 31	3,107	4,897	6,583

During the years ended December 31, 2020, 2021 and 2022, the costs of inventories recognized as an expense in the consolidated income statements were RMB 1,657,227, RMB 2,177,141 and RMB 2,774,951, respectively. Such costs include the write-down of inventories of RMB 11,689, RMB 3,148 and RMB 6,407, respectively, and the reversal of write-down of inventories of RMB 333, RMB 18 and RMB 85, respectively. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statements. The write-down of inventories which were realized primarily with the sales of inventories for the years ended December 31, 2020, 2021 and 2022 were RMB 10,795, RMB 1,300 and RMB 4,530. The write-down of inventories for the year ended December 31, 2022 was mainly related to finished goods and raw materials.

17.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2021	2022
	RMB	RMB

Receivables	35,918	27,311
Advances to suppliers	9,267	7,956
Value-added input tax to be deducted	19,137	25,355
Prepaid income tax	5,109	4,017
	69,431	64,639

18.   PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas	machinery
	buildings	properties	and others	Total
	RMB	RMB	RMB	RMB
Cost:
Balance as at January 1, 2021	138,550	757,592	996,702	1,892,844
Additions	509	2,192	5,177	7,878
Transferred from construction in progress	5,487	40,357	65,182	111,026
Reclassifications	646	(617)	(29)	—
Invest into the joint ventures and associated companies	(8)	—	(188)	(196)
Reclassification to other long-term assets	(665)	(22)	(1,027)	(1,714)
Disposals	(1,297)	(5,517)	(17,495)	(24,309)
Exchange adjustments	(57)	(940)	(95)	(1,092)
Balance as at December 31, 2021	143,165	793,045	1,048,227	1,984,437

Balance as at January 1, 2022	143,165	793,045	1,048,227	1,984,437
Additions	146	4,277	3,528	7,951
Transferred from construction in progress	8,832	40,397	72,738	121,967
Reclassifications	1,042	(289)	(753)	—
Invest into the joint ventures and associated companies	(64)	—	(150)	(214)
Reclassification to other long-term assets	(66)	(50)	(1,417)	(1,533)
Disposals	(830)	(429)	(17,169)	(18,428)
Exchange adjustments	207	3,768	321	4,296
Balance as at December 31, 2022	152,432	840,719	1,105,325	2,098,476

Accumulated depreciation and impairment losses:
Balance as at January 1, 2021	63,540	620,720	614,969	1,299,229
Depreciation for the year	4,586	39,670	48,568	92,824
Impairment losses for the year	742	1,904	6,774	9,420
Reclassifications	185	(410)	225	—
Invest into the joint ventures and associated companies	(5)	—	(133)	(138)
Reclassification to other long-term assets	(82)	(7)	(170)	(259)
Written back on disposals	(771)	(135)	(13,668)	(14,574)
Exchange adjustments	(29)	(904)	(57)	(990)
Balance as at December 31, 2021	68,166	660,838	656,508	1,385,512

Balance as at January 1, 2022	68,166	660,838	656,508	1,385,512
Depreciation for the year	4,736	31,059	50,383	86,178
Impairment losses for the year	312	2,754	2,016	5,082
Reclassifications	259	(209)	(50)	—
Invest into the joint ventures and associated companies	(20)	—	(60)	(80)
Reclassification to other long-term assets	(25)	(40)	(160)	(225)
Written back on disposals	(734)	(406)	(11,465)	(12,605)
Exchange adjustments	101	3,616	197	3,914
Balance as at December 31, 2022	72,795	697,612	697,369	1,467,776

Net book value:
Balance as at January 1, 2021	75,010	136,872	381,733	593,615
Balance as at December 31, 2021	74,999	132,207	391,719	598,925
Balance as at December 31, 2022	79,637	143,107	407,956	630,700

The Group compares the carrying amount of individual cash-generating units which were grouped for the property, plant and equipment related to oil and gas producing activities with its value in use, using a discounted cash flow forecast prepared based on the future production profiles included in the oil and gas reserve reports, and recorded impairment losses amounting to RMB 2,467 and RMB 2,891 for the years ended 31 December 2021 and 2022.

The additions to oil and gas properties of the Group for the years ended December 31, 2021 and 2022 included RMB 2,163 and RMB 4,277 respectively, of estimated dismantlement costs for site restoration.

18.   PROPERTY, PLANT AND EQUIPMENT (Continued)

As at December 31, 2021 and 2022, the Group had no individual substantial property, plant and equipment which have been pledged.

As at December 31, 2021 and 2022, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

As at December 31, 2021 and 2022, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

19.   CONSTRUCTION IN PROGRESS

	2021	2022
	RMB	RMB

Balance as at January 1	125,525	155,939
Additions	159,729	180,741
Dry hole costs written off	(7,702)	(6,416)
Transferred to property, plant and equipment	(111,026)	(121,967)
Reclassification to other long-term assets	(10,302)	(11,492)
Impairment losses for the year	(144)	(581)
Disposals and others	(107)	(240)
Exchange adjustments	(34)	61
Balance as at December 31	155,939	196,045

Net changes in capitalized cost of exploratory wells included in the Group’s construction in progress in the E&P segment are analyzed as follows:

	2020	2021	2022
	RMB	RMB	RMB

At beginning of year	8,961	11,129	12,255
Additions, pending the determination of proved reserves	10,779	12,666	16,637
Transferred to oil and gas properties based on the determination of proved reserves	(3,687)	(6,208)	(6,233)
Dry hole costs written off	(4,924)	(5,332)	(5,597)
At end of year	11,129	12,255	17,062

The above disclosure did not include amounts that were capitalized and subsequently expensed in the same year.

Aging of capitalized exploratory well costs based on the date the drilling was completed are analyzed as follows:

	December 31,
	2020	2021	2022
	RMB	RMB	RMB

One year or less	10,586	11,168	14,879
Over one year	543	1,087	2,183
	11,129	12,255	17,062

Capitalized exploratory wells costs aged over one year are related to wells for which the drilling results are being further evaluated or the development plans are being formulated.

The geological and geophysical costs paid during the years ended December 31, 2020, 2021 and 2022 amounted to RMB 3,166, RMB 4,174 and RMB 3,478, respectively.

20.   RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB	RMB	RMB
Cost:
Balance as at January 1, 2021	253,355	40,701	294,056
Additions	13,263	9,650	22,913
Decreases	(2,862)	(3,430)	(6,292)
Balance as at December 31, 2021	263,756	46,921	310,677

Balance as at January 1, 2022	263,756	46,921	310,677
Additions	10,981	9,108	20,089
Decreases	(5,610)	(4,229)	(9,839)
Balance as at December 31, 2022	269,127	51,800	320,927

Accumulated depreciation:
Balance as at January 1, 2021	17,563	10,481	28,044
Additions	9,966	6,863	16,829
Decreases	(407)	(2,197)	(2,604)
Balance as at December 31, 2021	27,122	15,147	42,269

Balance as at January 1, 2022	27,122	15,147	42,269
Additions	10,045	7,519	17,564
Decreases	(1,903)	(1,859)	(3,762)
Balance as at December 31, 2022	35,264	20,807	56,071

Net book value:
Balance as at January 1, 2021	235,792	30,220	266,012
Balance as at December 31, 2021	236,634	31,774	268,408
Balance as at December 31, 2022	233,863	30,993	264,856

21.   GOODWILL

	December 31,
	2021	2022
	RMB	RMB

Cost	16,455	14,325
Less: Accumulated impairment losses	(7,861)	(7,861)
	8,594	6,464

21.   GOODWILL (Continued)

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

		December 31,
		2021	2022
	PRINCIPAL ACTIVITIES	RMB	RMB

Sinopec Zhenhai Refining and Chemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Sinopec Beijing Yanshan Petrochemical Branch	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Shanghai SECCO	Production and sale of petrochemical products	2,541	—
Other units without individually significant goodwill		1,006	1,417
		8,594	6,464

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash-generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management. The pre- tax discount rates reflect specific risks relating to the cash generating unit. For impairment test of the goodwill, the pre-tax discount rates ranged 11.4% to 11.7% and 10.1% to 12.2% for the years ended December 31, 2021 and 2022 were used by management, respectively. Based on the estimated recoverable amount, no major impairment loss was recognized for the year ended December 31, 2022.

Key assumptions used for cash flow forecasts for these cash generating units are the sales volume and gross margin. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period. The sales price was based on the future trend of the prices of crude oil and petrochemical products. The budgeted gross margin was based on the gross margin achieved in the period immediately before the budget period.

22.   INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates are as follows:

				Percentage
		Particulars	Percentage	of equity
	Form of	of issued	of equity	held by the
	business	and paid	held by the	Company’s	Principal	Country of	Principal place
Name of company	structure	up capital	Company	subsidiaries	activities	incorporation	of business
			%	%
China Oil & Gas Pipeline Network Corporation (“PipeChina”) (i)	Incorporated	Registered capital RMB 500,000 million	9.42	4.58	Operation of oil and natural gas pipeline and auxiliary facilities	PRC	PRC
Sinopec Finance Company Limited (“Sinopec Finance”)	Incorporated	Registered capital RMB 18,000 million	49.00	—	Provision of non-banking financial services	PRC	PRC
Sinopec Capital Co.,Ltd. (“Sinopec Capital”)	Incorporated	Registered capital RMB 10,000 million	49.00	—	Project and equity investment, investment management, investment consulting, self-owned equity management	PRC	PRC
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	Incorporated	Registered capital RMB 17,516 million	—	38.75	Mining coal and manufacturing of coal-chemical products	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”)	Incorporated	Registered capital USD 10,002	—	50.00	Crude oil and natural gas extraction	British Virgin Islands	The Republic of Kazakhstan

Summarized financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

							Zhongtian
	PipeChina		Sinopec Finance		Sinopec Capital		Synergetic Energy		CIR
	December 31,		December 31,		December 31,		December 31,		December 31,
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	86,335	104,889	194,458	212,850	13,140	14,444	3,532	3,212	576	885
Non-current assets	768,161	816,301	55,086	57,394	102	249	51,331	51,035	870	1,106
Current liabilities	(136,150)	(132,266)	(217,987)	(236,840)	(28)	(101)	(8,577)	(3,811)	(822)	(714)
Non-current liabilities	(103,243)	(199,675)	(602)	(673)	(676)	(990)	(22,216)	(23,435)	(144)	(138)
Net assets	615,103	589,249	30,955	32,731	12,538	13,602	24,070	27,001	480	1,139
Net assets attributable to owners of the Company	526,241	525,235	30,955	32,731	12,538	13,602	24,070	27,001	480	1,139
Net assets attributable to non-controlling interests	88,862	64,014	—	—	—	—	—	—	—	—
Share of net assets from associates	73,674	73,533	15,168	16,038	6,144	6,665	9,327	10,463	240	570
Carrying Amounts	73,674	73,533	15,168	16,038	6,144	6,665	9,327	10,463	240	570

Summarized statement of comprehensive income

Year ended	PipeChina(ii)			Sinopec Finance			Sinopec Capital			Zhongtian Synergetic Energy			CIR
December 31	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	22,766	101,572	112,832	4,742	5,177	5,636	2	2	5	11,707	16,959	17,551	1,252	1,826	2,090
Net income for the year	6,444	29,776	31,908	2,027	2,168	2,338	1,278	990	1,281	551	4,184	4,562	181	461	574
Other comprehensive income	—	2	—	(372)	26	89	—	—	(68)	—	—	—	(308)	3	85
Total comprehensive income	6,444	29,778	31,908	1,655	2,194	2,427	1,278	990	1,213	551	4,184	4,562	(127)	464	659
Dividends declared by associates	—	442	2,019	—	490	319	—	—	73	284	86	632	2,517	1,152	-
Share of net income from associates	709	3,205	3,670	993	1,062	1,145	626	485	627	214	1,621	1,768	91	231	287
Share of other comprehensive income from associates (iii)	—	—	—	(182)	13	44	—	—	(33)	—	—	—	(154)	2	43

The share of net income for years ended December 31, 2020, 2021 and 2022 in all individually immaterial associates accounted for using equity method in aggregate were RMB 3,444, RMB 7,283 and 6,844, respectively.

The share of other comprehensive income for the years ended December 31, 2020, 2021 and 2022 in all individually immaterial associates accounted for using equity method in aggregate were a loss of RMB 1,101, a profit of RMB 271 and a loss of RMB 244, respectively.

22.   INTEREST IN ASSOCIATES (Continued)

The carrying amount as at December 31, 2021 and 2022 of all individually immaterial associates accounted for using equity method in aggregate were RMB 44,176 and RMB 51,881, respectively.

Notes:

(i)	The Group has a member in the Board of Directors of PipeChina. According to the structure and the resolution mechanism of the Board of Directors, the Group can exercise significant influence on PipeChina.
(ii)	The summarized statement of comprehensive income for the year 2020 presents the operating results from the date when the Group can exercise significant influence on PipeChina to December 31, 2020.
(iii)	Including foreign currency translation differences.

23.   INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures which are incorporated companies are as follows:

				Percentage of
		Particulars of	Percentage of	equity held by
	Country of	issued and paid	equity held by	the Company’s		Principal place of
Name of company	incorporation	up capital	the Company	subsidiaries	Principal activities	business
			%	%
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	Registered capital RMB 14,758 million	—	50.00	Manufacturing refining oil products	PRC
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Registered capital RMB 12,704 million	30.00	10.00	Manufacturing and distribution of petrochemical products	PRC
Taihu Limited (“Taihu”)	Cyprus	Registered capital USD 25,000	—	49.00	Crude oil and natural gas extraction	Russia
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	Registered capital RMB 10,520 million	—	50.00	Manufacturing and distribution of petrochemical products	PRC
Shanghai SECCO	PRC	Registered capital RMB 3,115 million	15.00	35.00	Manufacturing and distribution of petrochemical products	PRC

Summarized balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

							Sinopec SABIC		Shanghai
	FREP		BASF-YPC		Taihu		Tianjin		SECCO*
	December 31,		December 31,		December 31,		December 31,		December 31,
	2021	2022	2021	2022	2021	2022	2021	2022	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets
Cash and cash equivalents	6,562	3,733	5,375	3,061	1,258	1,625	4,820	4,506	1,323
Other current assets	9,217	11,311	6,953	5,993	2,188	15,269	3,437	2,554	3,647
Total current assets	15,779	15,044	12,328	9,054	3,446	16,894	8,257	7,060	4,970
Non-current assets	13,744	12,708	9,336	9,244	14,032	10,488	18,835	18,466	26,677
Current liabilities
Current financial liabilities	(1,177)	(829)	(77)	(63)	(32)	(55)	(597)	(2,950)	(6,609)
Other current liabilities	(5,008)	(9,951)	(2,546)	(2,245)	(1,931)	(2,727)	(3,547)	(3,282)	(2,368)
Total current liabilities	(6,185)	(10,780)	(2,623)	(2,308)	(1,963)	(2,782)	(4,144)	(6,232)	(8,977)
Non-current liabilities
Non-current financial liabilities	(6,857)	(3,742)	—	—	(85)	(157)	(7,599)	(6,393)	—
Other non-current liabilities	(242)	(237)	(92)	(107)	(1,439)	(1,852)	(382)	(635)	(944)
Total non-current liabilities	(7,099)	(3,979)	(92)	(107)	(1,524)	(2,009)	(7,981)	(7,028)	(944)
Net assets	16,239	12,993	18,949	15,883	13,991	22,591	14,967	12,266	21,726
Net assets attributable to owners of the Company	16,239	12,993	18,949	15,883	13,523	21,941	14,967	12,266	21,726
Net assets attributable to non-controlling interests	—	—	—	—	468	650	—	—	—
Share of net assets from joint ventures	8,120	6,497	7,580	6,353	6,626	10,751	7,484	6,133	10,863
Carrying Amounts	8,120	6,497	7,580	6,353	6,626	10,751	7,484	6,133	10,863

23.   INTEREST IN JOINT VENTURES (Continued)

Summarized statement of comprehensive income

Year ended	FREP			BASF-YPC			Taihu			Sinopec SABIC Tianjin
December 31,	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	38,691	47,224	59,347	15,701	27,499	25,076	9,528	15,190	19,542	14,881	24,631	24,294
Depreciation, depletion and amortization	(2,222)	(2,789)	(1,822)	(1,244)	(1,467)	(1,431)	(541)	(667)	(882)	(1,085)	(1,164)	(1,270)
Interest income	118	147	107	27	52	116	291	451	975	183	209	144
Interest expense	(535)	(411)	(338)	(16)	(5)	(7)	(20)	(107)	(274)	(131)	(89)	(111)
Earning/(loss) before income tax	520	2,261	(2,004)	1,518	8,218	3,542	2,304	2,864	1,657	954	1,393	(2,396)
Income tax expense	(87)	(597)	578	(379)	(2,054)	(885)	(378)	(601)	(201)	(236)	(407)	603
Net income/(loss) for the year	433	1,664	(1,426)	1,139	6,164	2,657	1,926	2,263	1,456	718	986	(1,793)
Other comprehensive income	—	—	—	—	—	—	(3,368)	(123)	7,144	—	—	—
Total comprehensive income	433	1,664	(1,426)	1,139	6,164	2,657	(1,442)	2,140	8,600	718	986	(1,793)
Dividends declared by joint ventures	300	128	910	691	454	2,462	—	—	—	—	500	454
Share of net income/(loss) from joint ventures	217	832	(713)	456	2,466	1,063	911	1,081	703	359	493	(897)
Share of other comprehensive income from joint ventures (i)	—	—	—	—	—	—	(1,593)	(60)	3,422	—	—	—

* The share of net income and other comprehensive income for the period from 29 December 2022 to 31 December 2022 from Shanghai SECCO was immaterial.

The share of net income for the years ended December 31, 2020, 2021 and 2022 in all individually immaterial joint ventures accounted for using equity method in aggregate were a profit of RMB 993, a profit of RMB 4,494 and a loss of RMB 18, respectively.

The share of other comprehensive income for the years ended December 31, 2020, 2021 and 2022 in all individually immaterial joint ventures accounted for using equity method in aggregate were a profit of RMB 808, a profit of RMB 215 and a loss of RMB 376, respectively.

The carrying amount as at December 31, 2021 and 2022 of all individually immaterial joint ventures accounted for using equity method in aggregate were RMB 30,640 and RMB 34,194, respectively.

Note:

(i)	Including foreign currency translation differences.

24.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31,
	2021	2022
	RMB	RMB

Non-current assets
Unlisted equity instruments	588	616
Listed equity instruments	179	114

Current assets
Trade accounts receivable and bills receivable (i)	5,939	3,507
	6,706	4,237

Note:

(i)	As at December 31, 2021 and 2022, bills receivable and certain trade accounts receivable were classified as financial assets at fair value through other comprehensive income, as relevant business model is achieved both by collecting contractual cash flows and selling of these assets.

25.   DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are attributable to the items detailed in the table below:

	Assets		Liabilities
	December 31,		December 31,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
Receivables and inventories	3,763	4,271	—	(17)
Payables	2,858	3,091	—	—
Cash flow hedges	258	85	(2,709)	(736)
Property, plant and equipment	16,777	15,714	(15,037)	(16,519)
Tax losses carried forward	4,749	4,643	—	—
Financial assets at fair value through other comprehensive income	127	131	(9)	(6)
Intangible assets	1,008	1,067	(492)	(85)
Others	1,056	1,395	(870)	(1,161)
Deferred tax assets/(liabilities)	30,596	30,397	(19,117)	(18,524)

The offsetting amount between deferred tax assets and liabilities are as follows:

	December 31,
	2021	2022
	RMB	RMB

Deferred tax assets	11,207	10,445
Deferred tax liabilities	11,207	10,445

Deferred tax assets and liabilities after the offsetting adjustments are as follows:

	December 31,
	2021	2022
	RMB	RMB

Deferred tax assets	19,389	19,952
Deferred tax liabilities	7,910	8,079

25.   DEFERRED TAX ASSETS AND LIABILITIES (Continued)

As at December 31, 2021 and 2022, certain subsidiaries of the Company did not recognize deferred tax of deductible loss carried forward of RMB 18,342 and RMB 21,268, respectively, of which RMB 5,564 and RMB 8,972 were incurred for the years ended December 31, 2021 and 2022, respectively, because it was not probable that the future taxable profits will be available. These deductible losses carried forward of RMB 1,875, RMB 1,669, RMB 3,442, RMB 5,310 and RMB 8,972 will expire in 2023, 2024, 2025, 2026, 2027 and after, respectively.

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

Movements in the deferred tax assets and liabilities are as follows:

		Recognized in	Recognized in			Balance
	Balance as at	consolidated	other		Transferred	as at
	January 1,	income	comprehensive		from	December 31,
	2020	statement	income	Others	reserve	2020
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	2,546	(122)	(12)	(1)	—	2,411
Payables	1,142	144	—	—	—	1,286
Cash flow hedges	(268)	(42)	(2,316)	—	(4)	(2,630)
Property, plant and equipment	4,146	(2,244)	127	349	—	2,378
Tax losses carried forward	3,594	9,960	(84)	(148)	—	13,322
Financial assets at fair value through other comprehensive income	124	(4)	(4)	—	—	116
Intangible assets	87	19	—	246	—	352
Others	(564)	162	24	73	—	(305)
Net deferred tax assets/(liabilities)	10,807	7,873	(2,265)	519	(4)	16,930

		Recognized in	Recognized in			Balance
	Balance as at	consolidated	other		Transferred	as at
	January 1,	income	comprehensive		from	December 31,
	2021	statement	income	Others	reserve	2021
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	2,411	1,378	(26)	—	—	3,763
Payables	1,286	1,572	—	—	—	2,858
Cash flow hedges	(2,630)	(203)	(5,499)	—	5,881	(2,451)
Property, plant and equipment	2,378	(1,004)	41	325	—	1,740
Tax losses carried forward	13,322	(8,554)	(19)	—	—	4,749
Financial assets at fair value through other comprehensive income	116	—	2	—	—	118
Intangible assets	352	63	—	101	—	516
Others	(305)	490	(3)	4	—	186
Net deferred tax assets/(liabilities)	16,930	(6,258)	(5,504)	430	5,881	11,479

		Recognized in	Recognized in			Balance
	Balance as at	consolidated	other		Transferred	as at
	January 1,	income	comprehensive		from	December 31,
	2022	statement	income	Others	reserve	2022
	RMB	RMB	RMB	RMB	RMB	RMB

Receivables and inventories	3,763	514	—	(23)	—	4,254
Payables	2,858	233	—	—	—	3,091
Cash flow hedges	(2,451)	203	(3,157)	(13)	4,767	(651)
Property, plant and equipment	1,740	(3,341)	—	796	—	(805)
Tax losses carried forward	4,749	525	—	(631)	—	4,643
Financial assets at fair value through other comprehensive income	118	(5)	12	—	—	125
Intangible assets	516	80	—	386	—	982
Others	186	73	—	(25)	—	234
Net deferred tax assets/(liabilities)	11,479	(1,718)	(3,145)	490	4,767	11,873

26.   LONG-TERM PREPAYMENTS AND OTHER ASSETS

	December 31,
	2021	2022
	RMB	RMB

Operating rights of service stations	29,714	28,009
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	1,520	3,235
Prepayments for construction projects to third parties	7,470	7,505
Others (i)	31,326	34,063
	70,030	72,812

Note:

(i)	Others mainly comprise catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2021	2022
	RMB	RMB
Operating rights of service stations
Cost:
Balance as at January 1	53,567	53,791
Additions	912	880
Decreases	(688)	(541)
Balance as at December 31	53,791	54,130
Accumulated amortization:
Balance as at January 1	21,711	24,077
Additions	2,699	2,301
Decreases	(333)	(257)
Balance as at December 31	24,077	26,121
Net book value as at December 31	29,714	28,009

27.   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	December 31,
	2021	2022
	RMB	RMB
Third parties’ debts
Short-term bank loans	24,959	14,461
RMB denominated	24,959	14,325
USD denominated	—	136
Current portion of long-term bank loans	3,293	13,876
RMB denominated	3,281	13,875
USD denominated	12	1
Current portion of long-term corporate bonds	7,000	30,700
RMB denominated	7,000	30,700
	35,252	59,037
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	2,407	6,852
RMB denominated	1,320	5,911
USD denominated	934	906
European Dollar (“EUR”) denominated	153	35
Current portion of long-term loans	466	440
RMB denominated	466	440
	2,873	7,292
	38,125	66,329

The Group’s weighted average interest rates on short-term loans were 2.72% and 2.63% per annum as at December 31, 2021 and 2022, respectively. The above borrowings are unsecured.

27.   SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

	Interest rate and final maturity	December 31,
		2021	2022
		RMB	RMB
Third parties’ debts

Long-term bank loans

RMB denominated	Interest rates ranging from 1.00% to 4.66% per annum as at December 31, 2022 with maturities through 2040	38,880	86,532

USD denominated	Interest rates at 0.00% per annum as at December 31, 2022 with maturities through 2038	64	53
		38,944	86,585

Corporate bonds

RMB denominated	Fixed interest rates ranging from 2.20% to 3.20% per annum as at December 31, 2022 with maturities through 2026	38,522	31,534
USD denominated	Fixed interest rates ranging from 3.13 % to 4.25 % per annum as at December 31, 2022 with maturities through 2043	11,127	12,163
		49,649	43,697
Total third parties’ long-term debts		88,593	130,282

Less: Current portion		(10,293)	(44,576)
		78,300	85,706
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum as at December 31, 2022 with maturities through 2037	12,988	22,695
USD denominated	Interest rates at 1.65% per annum as at December 31, 2022 with maturities in 2027	1,168	—

Less: Current portion		(466)	(440)
		13,690	22,255
		91,990	107,961

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortized cost.

28.   LEASE LIABILITIES

	December 31,
	2021	2022
	RMB	RMB
Lease liabilities
Current	15,173	16,004
Non-current	170,233	166,407
	185,406	182,411

29.   TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	December 31,
	2021	2022
	RMB	RMB

Amounts due to third parties	193,547	224,994
Amounts due to Sinopec Group Company and fellow subsidiaries	4,227	25,358
Amounts due to associates and joint ventures	6,145	8,290
	203,919	258,642
Bills payable	11,721	10,782
Trade accounts payable and bills payable measured at amortized cost	215,640	269,424

30.   CONTRACT LIABILITIES

As at December 31, 2021 and 2022, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are expected to be satisfied and revenue is recognized within one year.

31.   OTHER PAYABLES

	December 31,
	2021	2022
	RMB	RMB

Salaries and welfare payable	14,048	13,617
Interest payable	822	549
Payables for constructions	54,596	68,492
Other payables	93,764	71,833
Taxes other than income tax	76,458	23,655
	239,688	178,146

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

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follows:

	2020	2021	2022
	RMB	RMB	RMB

Balance as at January 1	42,438	43,713	40,495
Provision for the year	1,563	2,163	4,277
Accretion expenses	1,343	1,135	1,103
Decrease for the year	(1,490)	(6,435)	(2,438)
Exchange adjustments	(141)	(81)	162
Balance as at December 31	43,713	40,495	43,599

33.   SHARE CAPITAL

	December 31,
	2021	2022
	RMB	RMB
Registered, issued and fully paid
95,115,471,046 listed A shares (2021: 95,557,771,046) of RMB 1.00 each	95,558	95,115
24,780,936,600 listed H shares (2021: 25,513,438,600) of RMB 1.00 each	25,513	24,781
	121,071	119,896

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

During the year ended 31 December 2022, the Company repurchased 442,300,000 listed A shares and 732,502,000 listed H shares respectively, which had been cancelled in the year ended 31 December 2022.

All A shares and H shares rank pari passu in all material aspects.

33.   SHARE CAPITAL (Continued)

Capital management

Management optimizes the structure of the Group’s capital, which comprises of equity, debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. The debt-to-capital ratio of the Group was 10.6% and 12.1% as at December 31, 2021 and 2022, respectively. The liability-to-asset ratio of the Group was 51.6% and 52.0% as at December 31, 2021 and 2022, respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 27 and 34, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

34.   COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

As at December 31, 2021 and 2022, the capital commitments of the Group are as follows:

	December 31,
	2021	2022
	RMB	RMB

Authorized and contracted for (i)	184,430	167,507
Authorized but not contracted for	90,227	94,407
	274,657	261,914

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments as at December 31, 2021 and 2022 of the Group were RMB 3,648 and RMB 1,751, respectively.

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

34.   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

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

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognized were approximately RMB 231, RMB 181 and RMB 270 for the years ended December 31, 2020, 2021 and 2022, respectively.

Estimated future annual payments are as follows:

	December 31,
	2021	2022
	RMB	RMB

Within one year	301	369
Between one and two years	112	152
Between two and three years	110	146
Between three and four years	102	115
Between four and five years	64	62
Thereafter	846	857
	1,535	1,701

Contingent liabilities

As at December 31, 2021 and 2022, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	December 31,
	2021	2022
	RMB	RMB

Joint ventures (ii)	9,117	8,927
Associates (iii)	5,746	—
	14,863	8,927

Management monitors the risk that the specified debtor will default on the contract and recognizes a provision when ECLs on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees. At 31 December 2021 and 2022, the Group estimates that there is no material liability having been accrued for ECLs related to the Group’s obligation under these guarantee arrangements.

Notes:

(ii)	As at December 31, 2021 and 2022, the Group provided a guarantee in respect to standby credit facilities granted to Zhongan United Coal Chemical Co., Ltd. (“Zhongan United”) by banks amounting to RMB 7,100 and RMB 7,100. As at December 31, 2021 and 2022, the amount withdrawn (The portion corresponding to the shareholding ratio of the Group) by Zhongan United from banks and guaranteed by the Group was RMB 5,680 and RMB 5,254. As at December 31, 2021 and 2022, the Group provided a guarantee in respect to standby credit facilities granted to Amur Gas Chemical Complex Limited Liability Company (“Amur Gas”) by banks amounting to RMB 23,208 and RMB 25,351. As at December 31, 2021 and 2022 the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Amur Gas from banks and guaranteed by the Group was RMB 3,264 and RMB 3,673.

34.   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities (Continued)

Notes: (Continued)

As at December 31, 2021 and 2022, the Group provided a guarantee in respect to payment obligation under the raw material supply agreement of Amur Gas amount to RMB 15,493 and RMB 16,924. As at December 31, 2021 and 2022, Amur Gas has not yet incurred the relevant payment obligations and therefore the Group has no guarantee amount.

The Group provided a guarantee in respect the engineering services agreement of Amur Gas. As at December 31, 2022, the engineering services agreement was terminated, accordingly the guarantee agreement was terminated.

(iii)	The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amounting to RMB 17,050. As at December 31, 2021, the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 5,746. During the year ended December 31, 2022, the guarantee provided by the Group was terminated.

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

The Group paid normal routine pollutant discharge fees of approximately RMB 11,368, RMB 10,968 and RMB 16,823 in the consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

		Years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB
Sales of goods	(i)	228,307	297,381	352,691
Purchases	(ii)	151,300	191,888	184,986
Transportation and storage	(iii)	8,734	19,443	18,291
Exploration and development services	(iv)	31,444	33,930	37,317
Production related services	(v)	31,915	44,405	48,465
Ancillary and social services	(vi)	2,952	1,730	—
Agency commission income	(vii)	160	194	173
Interest income	(viii)	704	715	1,203
Interest expense	(ix)	919	385	541
Net deposits placed with related parties	(x)	(17,585)	(8,265)	(3,382)
Net funds (placed with)/obtained from related parties	(ix)	(31,144)	30,305	36,608

The amounts set out in the table above in respect of each of the years in the three-year period ended December 31 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

For the years ended December 31, 2021 and 2022, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognized for the years ended December 31, 2021 and 2022 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 7,863 and RMB 7,811.

For the years ended December 31, 2020, 2021 and 2022, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land are RMB 11,090, RMB 10,834 and RMB 11,051, respectively. For the years ended December 31, 2020, 2021 and 2022, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for buildings are RMB 571, RMB 572 and RMB 943, respectively. For the years ended December 31, 2020, 2021 and 2022, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for others are RMB 330, RMB 269 and RMB 352, respectively.

As at December 31, 2021 and 2022, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 34. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 34.

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

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.
(ii)	Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.
(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.
(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.
(v)	Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.
(vi)	Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, and property maintenance. The term of the Cultural, Educational, Hygiene and Auxiliary Service Agreement expired on 31 December 2021, and is not renewed due to the significant decrease in the service scale after the separation and transfer of assets and business such as the Three Supplies and One Industry Assets etc. Cultural and educational services related or similar to training and auxiliary services thereunder have been incorporated into the Mutual Supply Agreement.
(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii) Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits as at December 31, 2021 and 2022 were RMB 61,682 and RMB 65,064, respectively.

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

36.   RELATED PARTY TRANSACTIONS (Continued)

(a)   Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

In connection with the Reorganization, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2022. The terms of these agreements are summarized as follows:

●	The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:
(1)	the government-prescribed price;
(2)	where there is no government-prescribed price, the government-guidance price;
(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or
(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.
●	The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from January 1, 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement. The term of the Cultural, Educational, Hygiene and Auxiliary Service Agreement expired on 31 December 2021, and is not renewed due to the significant decrease in the service scale after the separation and transfer of assets and business such as the Three Supplies and One Industry Assets etc. Cultural and educational services related or similar to training and auxiliary services thereunder have been incorporated into the Mutual Supply Agreement.
●	The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on January 1, 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.
●	The Company has entered into agreements with Sinopec Group Company effective from January 1, 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.
●	The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from January 1, 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.
●	On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Sixth Supplementary Agreement on August 27, 2021, which took effect on January 1, 2022 and made adjustment to “Mutual Supply Agreement” and “Buildings Leasing Contract”, etc.

36.   RELATED PARTY TRANSACTIONS (Continued)

(a)   Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarized as follows:

	December 31,
	2021	2022
	RMB	RMB

Trade accounts receivable	8,655	11,480
Financial assets at fair value through other comprehensive income	186	596
Prepaid expenses and other current assets	14,537	10,375
Long-term prepayments and other assets	3,116	8,633
Total	26,494	31,084

Trade accounts payable and bills payable	14,170	38,337
Contract liabilities	4,677	4,736
Other payables	50,649	38,312
Other long-term liabilities	2,779	5,180
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	2,873	7,292
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	13,690	22,255
Lease liabilities (including to be paid within one year)	158,761	156,537
Total	247,599	272,649

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

As at and for the year ended December 31, 2022, and as at and for the year ended December 31, 2021, no individually significant loss allowance for ECLs were recognized in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)   Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Short-term employee benefits	5,753	4,612	9,299
Retirement scheme contributions	342	379	566
	6,095	4,991	9,865

(c)   Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As at December 31, 2021 and 2022, the accrual for the contribution to post-employment benefit plans was not material.

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

37.   EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organized by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 13.0% to 16.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8.0% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the years ended December 31, 2020, 2021 and 2022 were RMB 8,983, RMB 11,932 and RMB 13,190, respectively.

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

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.
(ii)	Refining, which processes and purified crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.
(iii)	Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.
(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.
(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and other businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

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

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Information of the Group’s reportable segments is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sales of goods
Exploration and production
External sales	104,524	156,026	192,330
Inter-segment sales	57,513	87,298	121,912
	162,037	243,324	314,242
Refining
External sales	113,214	167,948	194,839
Inter-segment sales	826,219	1,212,455	1,376,425
	939,433	1,380,403	1,571,264
Marketing and distribution
External sales	1,062,447	1,367,605	1,660,924
Inter-segment sales	4,854	7,075	13,421
	1,067,301	1,374,680	1,674,345
Chemicals
External sales	322,169	424,774	449,911
Inter-segment sales	40,702	70,242	80,328
	362,871	495,016	530,239
Corporate and others
External sales	458,154	563,147	759,352
Inter-segment sales	430,073	732,356	1,028,800
	888,227	1,295,503	1,788,152
Elimination of inter-segment sales	(1,371,215)	(2,109,426)	(2,620,886)
Sales of goods	2,048,654	2,679,500	3,257,356

Other operating revenues
Exploration and production	5,718	6,674	5,169
Refining	4,633	5,161	3,875
Marketing and distribution	34,905	36,864	39,529
Chemicals	8,758	10,487	9,913
Corporate and others	2,056	2,198	2,326
Other operating revenues	56,070	61,384	60,812

Sales of goods and other operating revenues	2,104,724	2,740,884	3,318,168

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2020	2021	2022
Result	RMB	RMB	RMB
Operating (loss) /income
By segment
- Exploration and production	(16,476)	4,685	53,716
- Refining	(5,525)	65,279	12,211
- Marketing and distribution	20,828	21,204	24,537
- Chemicals	10,818	11,106	(14,127)
- Corporate and others	(393)	(3,225)	1,318
- Elimination	4,417	(4,421)	(1,820)
Total segment operating income	13,669	94,628	75,835
Share of profit/(loss) from associates and joint ventures
- Exploration and production	2,117	2,783	2,883
- Refining	(2,516)	662	(645)
- Marketing and distribution	2,200	3,731	3,142
- Chemicals	1,723	11,323	3,365
- Corporate and others	3,188	4,754	5,734
Aggregate share of profits from associates and joint ventures	6,712	23,253	14,479
Investment income
- Exploration and production	13,118	55	—
- Refining	14,941	(10)	35
- Marketing and distribution	8,980	3	31
- Chemicals	(61)	(54)	14,258
- Corporate and others	766	304	(264)
Aggregate investment income	37,744	298	14,060
Net finance costs	(9,510)	(9,010)	(9,974)
Earnings before income tax	48,615	109,169	94,400

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Assets
Segment assets
- Exploration and production	354,024	371,100	412,543
- Refining	270,766	304,785	327,706
- Marketing and distribution	373,430	377,499	388,961
- Chemicals	190,789	222,803	242,794
- Corporate and others	118,458	133,961	148,014
Total segment assets	1,307,467	1,410,148	1,520,018

Interest in associates and joint ventures	188,342	209,179	233,941
Financial assets at fair value through other comprehensive income	1,525	767	730
Deferred tax assets	25,054	19,389	19,952
Cash and cash equivalents, time deposits with financial institutions	188,057	221,989	145,052
Other unallocated assets	28,451	27,783	28,947
Total assets	1,738,896	1,889,255	1,948,640

Liabilities
Segment liabilities
- Exploration and production	163,588	166,486	179,151
- Refining	136,980	146,763	86,428
- Marketing and distribution	234,309	228,826	237,534
- Chemicals	49,625	69,977	84,472
- Corporate and others	119,215	198,828	221,885
Total segment liabilities	703,717	810,880	809,470

Short-term debts	23,769	35,252	59,037
Income tax payable	6,586	4,809	4,725
Long-term debts	72,037	78,300	85,706
Loans from Sinopec Group Company and fellow subsidiaries	17,042	16,563	29,547
Deferred tax liabilities	8,124	7,910	8,079
Other unallocated liabilities	19,919	20,467	15,838
Total liabilities	851,194	974,181	1,012,402

38.   SEGMENT REPORTING (Continued)

(1)   Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Capital expenditure
Exploration and production	56,416	68,148	83,300
Refining	24,756	22,469	22,863
Marketing and distribution	25,403	21,897	19,140
Chemicals	28,217	51,648	58,612
Corporate and others	2,312	3,786	5,181
	137,104	167,948	189,096
Depreciation, depletion and amortization
Exploration and production	46,273	52,880	45,321
Refining	20,090	20,743	20,588
Marketing and distribution	23,196	23,071	23,461
Chemicals	14,830	16,093	17,716
Corporate and others	3,072	2,893	2,820
	107,461	115,680	109,906
Impairment losses on long-lived assets
Exploration and production	8,495	2,467	2,891
Refining	1,923	860	2
Marketing and distribution	536	1,211	415
Chemicals	3,675	5,332	1,790
Corporate and others	—	165	571
	14,629	10,035	5,669

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

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
External sales
Mainland China	1,720,695	2,166,040	2,824,140
Singapore	215,846	278,024	263,087
Others	168,183	296,820	230,941
	2,104,724	2,740,884	3,318,168

	December31,
	2020	2021	2022
	RMB	RMB	RMB
Non-current assets
Mainland China	1,216,267	1,268,814	1,353,771
Others	36,782	40,551	44,739
	1,253,049	1,309,365	1,398,510

39.   PRINCIPAL SUBSIDIARIES

As at December 31, 2022, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

			Interests held
	Particulars	Interests	by non-
	of issued	held by the	controlling
Name of Company	capital	Company %	interests %	Principal activities
Sinopec Great Wall Energy & Chemical Company Limited	RMB 22,761	100.00	—	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 15,651	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Overseas Investment Holding Limited (“SOIH”)	USD 3,423	100.00	—	Investment holding of overseas business
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,250	100.00	—	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	—	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	—	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
China International United Petroleum and Chemical Company Limited	RMB 5,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Catalyst Company Limited	RMB 1,500	100.00	—	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 9,606	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	RMB 6,397	90.30	9.70	Crude oil processing and petroleum products manufacturing
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Marketing Company	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.33	39.67	Provision of crude oil jetty services and natural gas pipeline transmission services
Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK”)	RMB 7,193	59.00	41.00	Production, sale, research and development of petrochemical products, ethylene and downstream byproducts
Gaoqiao Petrochemical	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Baling Petrochemical Co., Ltd. (“Baling Petrochemical”)	RMB 3,000	55.00	45.00	Crude oil processing and petroleum products manufacturing
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 10,824	50.44	49.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	RMB 10,492	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

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

39.   PRINCIPAL SUBSIDIARIES (Continued)

Summarized consolidated statements of financial position

					Shanghai						Gaoqiao
	Marketing Company		SIPL*		Petrochemical		Fujian Petrochemical		Sinopec Kantons		Petrochemical		Sinopec-SK
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current assets	159,599	190,697	22,759	25,677	20,932	15,766	1,464	1,901	4,761	5,436	16,253	23,991	6,791	5,781
Current liabilities	(193,315)	(212,593)	(1,430)	(9,468)	(15,796)	(13,998)	(142)	(169)	(196)	(209)	(8,668)	(10,162)	(8,122)	(8,488)
Net current (liabilities)/ assets	(33,716)	(21,896)	21,329	16,209	5,136	1,768	1,322	1,732	4,565	5,227	7,585	13,829	(1,331)	(2,707)
Non-current assets	326,437	326,095	8,954	12,869	25,988	25,370	13,208	10,215	8,195	7,902	21,308	15,602	20,650	20,251
Non-current liabilities	(59,604)	(57,215)	(17,823)	(11,892)	(747)	(783)	(700)	(707)	(170)	(232)	(10,679)	(5,385)	(7,512)	(7,806)
Net non-current assets/(liabilities)	266,833	268,880	(8,869)	977	25,241	24,587	12,508	9,508	8,025	7,670	10,629	10,217	13,138	12,445
Net assets	233,117	246,984	12,460	17,186	30,377	26,355	13,830	11,240	12,590	12,897	18,214	24,046	11,807	9,738
Attributable to owners of the Company	157,557	166,974	6,341	10,121	15,254	13,229	6,915	5,620	7,579	7,764	10,018	13,225	6,966	5,745
Attributable to non-controlling interests	75,560	80,010	6,119	7,065	15,123	13,126	6,915	5,620	5,011	5,133	8,196	10,821	4,841	3,993

Summarized consolidated statements of comprehensive income

	Marketing Company			SIPL*			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Gaoqiao Petrochemical				Sinopec-SK
Year ended December 31,	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating revenues	1,099,680	1,408,523	1,710,428	2,017	2,166	3,308	74,624	89,198	82,443	4,871	5,549	4,931	1,064	528	529	40,566	46,506	69,298	28,702	50,208	57,857
Net income/(loss) for the year	22,415	18,582	19,902	1,160	1,429	2,576	656	2,077	(2,842)	243	951	(1,925)	2,047	871	346	902	3,536	3,157	(920)	1,606	(1,101)
Total comprehensive income	21,149	18,439	22,418	(720)	1,045	6,438	645	2,218	(2,665)	243	951	(1,925)	1,814	677	734	1,342	3,677	3,161	(920)	1,606	(1,101)
Comprehensive income attributable to non-controlling interests	7,205	6,822	8,110	(287)	579	2,659	325	1,101	(1,318)	121	476	(962)	707	268	291	604	1,655	1,423	(377)	659	(451)
Dividends paid to non-controlling interests	2,766	7,064	3,453	316	—	—	649	541	548	150	64	333	175	164	169	1,759	256	984	—	—	397

Summarized statement of cash flows

	Marketing Company			SIPL*			Shanghai Petrochemical			Fujian Petrochemical			Sinopec Kantons			Gaoqiao Petrochemical			Sinopec-SK
Year ended December 31,	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	54,139	28,923	43,408	281	690	1,458	1,680	3,950	(7,459)	(244)	(292)	2	586	133	133	905	(1,577)	(1,247)	(363)	5,476	(1,538)
Net cash (used in)/ generated from investing activities	(40,010)	2,420	(23,490)	(2,659)	15	11,824	(3,888)	(2,359)	4,390	(649)	420	653	3,846	1,276	(1,153)	1,347	1,432	4,235	(2,340)	(1,789)	(1,556)
Net cash (used in)/ generated from financing activities	(12,402)	(31,081)	(15,984)	1,683	(1,172)	(1,369)	1,682	(3,393)	(1,169)	882	(142)	(682)	(1,250)	(1,066)	(434)	(4,257)	146	(2,986)	2,176	(653)	1,541
Net increase/(decrease) in cash and cash equivalents	1,727	262	3,934	(695)	(467)	11,913	(526)	(1,802)	(4,238)	(11)	(14)	(27)	3,182	343	(1,454)	(2,005)	1	2	(527)	3,034	(1,553)
Cash and cash equivalents as at January 1	6,901	8,642	8,999	8,833	7,699	7,068	7,450	6,916	5,112	79	68	54	117	3,182	3,432	2,006	—	1	1,593	1,066	4,100
Effect of foreign currency exchange rate changes	14	95	271	(439)	(164)	1,059	(8)	(2)	15	—	—	—	(117)	(93)	246	—	—	—	—	—	(3)
Cash and cash equivalents as at December 31	8,642	8,999	13,204	7,699	7,068	20,040	6,916	5,112	889	68	54	27	3,182	3,432	2,224	1	1	3	1,066	4,100	2,544

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

The Group has exposure to the following risks from its uses of financial instruments:

●	credit risk;
●	liquidity risk; and
●	market risk.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Overview (Continued)

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

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable as at December 31, 2022, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains a loss allowance for ECLs and actual losses have been within management’s expectations.

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

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and ECLs for accounts receivable as at December 31, 2021 and 2022.

		Impairment provision on		Impairment provision
		individual basis		on provision matrix basis
			Impairment
			provision
	Gross		on	Weighted-
	carrying	Carrying	individual	average	Impairment	Loss
	amount	amount	basis	loss rate	provision	allowance
December 31, 2021	RMB	RMB	RMB	%	RMB	RMB
Current and within 1 year past due	34,263	4,280	26	0.2%	57	83
1 to 2 years past due	623	500	137	35.8%	44	181
2 to 3 years past due	3,411	3,324	3,146	50.6%	44	3,190
Over 3 years past due	597	208	190	100.0%	389	579
Total	38,894	8,312	3,499		534	4,033

		Impairment provision on		Impairment provision
		individual basis		on provision matrix basis
			Impairment
			provision
	Gross		on	Weighted-
	carrying	Carrying	individual	average	Impairment	Loss
	amount	amount	basis	loss rate	provision	allowance
December 31, 2022	RMB	RMB	RMB	%	RMB	RMB
Current and within 1 year past due	46,097	7,014	2	0.1%	56	58
1 to 2 years past due	216	29	25	20.9%	39	64
2 to 3 years past due	269	193	148	43.4%	33	181
Over 3 years past due	3,861	3,487	3,405	99.2%	371	3,776
Total	50,443	10,723	3,580		499	4,079

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

As at December 31, 2021 and 2022, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 441,559 and RMB 454,857 on an unsecured basis, at a weighted average interest rate of 2.81% and 2.38% per annum, respectively. As at December 31, 2021 and 2022, the Group’s outstanding borrowings under these facilities were RMB 11,700 and RMB 21,313 and were included in debts, respectively.

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

	December 31, 2021
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than 5	More than
	amount	cash flow	demand	years	years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
Short-term debts	35,252	35,871	35,871	—	—	—
Long-term debts	78,300	85,718	2,169	49,390	27,518	6,641
Loans from Sinopec Group Company and fellow subsidiaries	16,563	18,457	3,174	604	10,712	3,967
Lease liabilities	185,406	296,485	15,833	12,031	35,411	233,210
Derivative financial liabilities	3,223	3,223	3,223	—	—	—
Trade accounts payable and bills payable	215,640	215,640	215,640	—	—	—
Other payables	117,420	117,420	117,420	—	—	—
	651,804	772,814	393,330	62,025	73,641	243,818

	December 31, 2022
		Total		More than	More than
		contractual	Within 1	1 year but	2 years but
	Carrying	undiscounted	year or on	less than 2	less than 5	More than
	amount	cash flow	demand	years	years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB

Short-term debts	59,037	59,774	59,774	—	—	—
Long-term debts	85,706	94,823	2,207	13,620	68,180	10,816
Loans from Sinopec Group Company and fellow subsidiaries	29,547	32,222	7,813	4,288	13,962	6,159
Lease liabilities	182,411	299,176	16,699	12,905	36,984	232,588
Derivative financial liabilities	7,313	7,313	7,313	—	—	—
Trade accounts payable and bills payable	269,424	269,424	269,424	—	—	—
Other payables	121,716	121,716	121,716	—	—	—
	755,154	884,448	484,946	30,813	119,126	249,563

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

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured.

The Group does not have significant financial instruments that are denominated in foreign currencies other than the functional currencies of respective entities as at December 31, and consequently does not have significant exposure to foreign currency risk.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

(b)	Interest rate risk

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

As at December 31, 2021, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 254. As at December 31, 2022, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net income for the year by approximately RMB 524. This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the date of the statement of financial position with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2021.

(c)	Commodity price risk

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

As at December, 31, 2021 and 2022, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at December 31, 2021 and 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 18,359 and RMB 19,328, respectively, and derivative financial liabilities of RMB 3,214 and RMB 7,235, respectively.

As at December 31, 2021, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net income for the year by approximately RMB 2,996 and decrease/increase the Group’s other reserves by approximately RMB 1,160. As at December 31, 2022, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net income for the year by approximately RMB 5,104 and increase/decrease the Group’s other reserves by approximately RMB 192. This sensitivity analysis has been determined assuming that the change in prices had occurred at the date of the statement of financial position and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2021.

Fair values

(i)    Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the date of the statement of financial position across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

●	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.
●	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

●	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Derivative financial assets:
- Derivative financial assets	5,883	12,488	—	18,371
Financial assets at fair value through other comprehensive income:
- Equity investments	179	—	588	767
-Trade accounts receivable and bills receivable	—	—	5,939	5,939
	6,062	12,488	6,527	25,077

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	804	2,419	—	3,223
	804	2,419	—	3,223

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Financial assets at fair value through profit or loss:
- Fund Investments	2	—	—	2
Derivative financial assets:
- Derivative financial assets	7,857	11,478	—	19,335
Financial assets at fair value through other comprehensive income:
- Equity investments	114	—	616	730
- Trade accounts receivable and bills receivable	—	—	3,507	3,507
	7,973	11,478	4,123	23,574

Liabilities
Derivative financial liabilities:
- Derivative financial liabilities	1,293	6,020	—	7,313
	1,293	6,020	—	7,313

During the years ended December 31, 2021 and 2022, there was no transfer between instruments in Level 1 and Level  2.

(i)Financial instruments carried at fair value (Continued)

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and trade accounts receivable and bills receivable classified as Level 3 financial assets.

40.   FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

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

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 0.30% to 4.65% and from 2.66% to 4.35% for the years ended December 31, 2021 and 2022, respectively. The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries as at December 31, 2021 and 2022:

	December 31,
	2021	2022
	RMB	RMB
Carrying amount	88,593	130,282
Fair value	85,610	125,866

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values as at December 31, 2021 and 2022.

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

41.   ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

42.   PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at December 31, 2022 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

43.   RESERVES

	2021	2022
	RMB	RMB
Capital reserve (Note (a))
Balance as at January 1	34,263	27,062
Distribution to sellers in the business combination of entities under common control	(6,124)	—
Other contributions	—	2,678
Transaction with non-controlling interests	(1,396)	—
Other equity movements under the equity method	—	(1,009)
Others	319	22
Balance as at December 31	27,062	28,753

Share premium (Note (b))
Balance as at January 1	55,850	55,850
Purchase of own shares	—	(3,004)
Balance as at December 31	55,850	52,846

Statutory surplus reserve (Note (c))
Balance as at January 1	92,280	96,224
Appropriation	3,944	4,610
Balance as at December 31	96,224	100,834

Discretionary surplus reserve
Balance as at January 1	117,000	117,000
Balance as at December 31	117,000	117,000

Other reserves
Balance as at January 1	3,500	2,495
Other comprehensive income	17,574	19,126
Amounts transferred to initial carrying amount of hedged items	(19,302)	(15,363)
Others	723	149
Balance as at December 31	2,495	6,407

Retained earnings (Note (d))
Balance as at January 1	322,361	354,480
Net income attributable to owners of the Company	71,975	66,153
Final dividend inspect of the previous year, approved and paid during the year (Note (e))	(15,739)	(37,532)
Interim dividend (Note (f))	(19,371)	(19,371)
Appropriation	(3,944)	(4,610)
Others	(802)	(150)
Balance as at December 31	354,480	358,970
	653,111	664,810

Notes:

(a)	The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganization (Note 1), and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

43.   RESERVES (Continued)

Notes: (Continued)

(b)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.
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

During the years ended December 31, 2020, 2021 and 2022, the Company transferred RMB 1,857, RMB 3,944 and RMB 4,610 respectively, being 10% of the net income determined in accordance with the accounting policies complying with CASs.

The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(d)

As at December 31, 2021 and 2022, the amount of retained earnings available for distribution was RMB 116,440 and RMB 100,947, respectively, being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with IFRS.

Pursuant to a resolution passed at the director’s meeting on March 24, 2023, final dividends in respect of the year ended December 31, 2022 of RMB 0.195 per share totaling RMB 23,380 were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend for the year ended December 31, 2022 proposed after the date of the statement of financial position has not been recognized as a liability at the date of the statement of financial position.

(e)

Pursuant to the shareholders’ approval at the Annual General Meeting on May 25,2021, a final dividend of RMB 0.13 per share totaling RMB 15,739 according to total shares as at June 16, 2021 was approved. All dividends have been paid in the year ended December 31, 2021.

Pursuant to the shareholders’ approval at the Annual General Meeting on May 18, 2022, a final dividend of RMB 0.31 per share totaling RMB 37,532 according to total shares as at June 9, 2022 was approved. All dividends have been paid in the year ended December 31, 2022.

(f)

Pursuant to the shareholders’ approval at the General Meeting on August 27, 2021, the interim dividends for the year ended December 31, 2021 of RMB 0.16 per share totaling RMB 19,371 were approved. Dividends were paid on September 17, 2021.

Pursuant to the shareholders’ approval at the General Meeting on August 26, 2022, the interim dividends for the year ended December 31, 2022 of RMB 0.16 per share totaling RMB 19,371 were approved. Dividends were paid on September 19, 2022.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED)

(All currency amounts in million)

In accordance with “Accounting Standards Codification (ASC) Topic 932 Extractive Activities - Oil and Gas”, issued by the Financial Accounting Standards Board of the United States, “Rule 4-10 of Regulation S-X”, issued by Securities and Exchange Commission (SEC), and in accordance with “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at December 31, 2020, 2021 and 2022, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardized measure of discounted future net cash flows; and changes in the standardized measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalized costs related to oil and gas producing activities

	Years ended December 31,
	2020			2021			2022
	RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Property cost, wells and related equipments and facilities	757,592	716,683	40,909	793,045	752,352	40,693	840,719	796,403	44,316
Supporting equipments and facilities	184,638	184,621	17	188,766	188,742	24	202,262	202,238	24
Uncompleted wells, equipments and facilities	37,445	37,439	6	43,349	43,236	113	53,142	53,118	24
Total capitalized costs	979,675	938,743	40,932	1,025,160	984,330	40,830	1,096,123	1,051,759	44,364
Accumulated depreciation, depletion, amortization and impairment losses	(742,195)	(702,829)	(39,366)	(787,623)	(748,705)	(38,918)	(832,093)	(789,133)	(42,960)
Net capitalized costs	237,480	235,914	1,566	237,537	235,625	1,912	264,030	262,626	1,404
Equity method investments
Share of net capitalized costs of associates and joint ventures	5,843	—	5,843	3,521	—	3,521	4,723	—	4,723
Total of the Group’s and its equity method investments’ net capitalized costs	243,323	235,914	7,409	241,058	235,625	5,433	268,753	262,626	6,127

Table II: Costs incurred in oil and gas exploration and development

	Years ended December 31,
	2020			2021			2022
	RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Exploration	16,752	16,752	—	21,762	21,762	—	23,269	23,269	—
Development	38,241	37,636	605	46,147	45,590	557	52,984	52,984	—
Total costs incurred	54,993	54,388	605	67,909	67,352	557	76,253	76,253	—
Equity method investments
Share of costs of exploration and development of associates and joint ventures	100	—	100	442	—	442	1,796	—	1,796
Total of the Group’s and its equity method investments’ exploration and development costs	55,093	54,388	705	68,351	67,352	999	78,049	76,253	1,796

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table III: Results of operations related to oil and gas producing activities

	Years ended December 31,
	2020			2021			2022
	RMB			RMB			RMB
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Revenues
Sales	52,354	52,354	—	72,953	72,953	—	96,616	96,616	—
Transfers	58,069	56,052	2,017	86,650	84,484	2,166	118,120	114,812	3,308
	110,423	108,406	2,017	159,603	157,437	2,166	214,736	211,428	3,308
Production costs excluding taxes	(44,595)	(43,487)	(1,108)	(49,649)	(48,674)	(975)	(50,385)	(49,372)	(1,013)
Exploration expenses	(9,716)	(9,716)	—	(12,382)	(12,382)	—	(10,591)	(10,591)	—
Depreciation, depletion, amortization and impairment losses	(52,608)	(51,754)	(854)	(54,104)	(53,644)	(460)	(46,771)	(46,322)	(449)
Taxes other than income tax	(7,379)	(7,379)	—	(11,249)	(11,249)	—	(26,466)	(26,466)	—
Earnings before taxation	(3,875)	(3,930)	55	32,219	31,488	731	80,523	78,677	1,846
Income tax expense	188	—	188	(8,225)	(7,872)	(353)	(20,351)	(19,669)	(682)
Results of operation from producing activities	(3,687)	(3,930)	243	23,994	23,616	378	60,172	59,008	1,164
Equity method investments
Revenues
Sales	4,913	—	4,913	8,812	—	8,812	11,170	—	11,170
	4,913	—	4,913	8,812	—	8,812	11,170	—	11,170
Production costs excluding taxes	(998)	—	(998)	(2,246)	—	(2,246)	(1,864)	—	(1,864)
Exploration expenses	—	—	—	—	—	—	—	—	—
Depreciation, depletion, amortization and impairment losses	(940)	—	(940)	(533)	—	(533)	(847)	—	(847)
Taxes other than income tax	(1,930)	—	(1,930)	(4,391)	—	(4,391)	(7,288)	—	(7,288)
Earnings before taxation	1,045	—	1,045	1,642	—	1,642	1,171	—	1,171
Income tax expense	(303)	—	(303)	(355)	—	(355)	(288)	—	(288)
Share of net income for producing activities of associates and joint ventures	742	—	742	1,287	—	1,287	883	—	883
Total of the Group’s and its equity method investments’ results of operations for producing activities	(2,945)	(3,930)	985	25,281	23,616	1,665	61,055	59,008	2,047

The results of operations for producing activities for the years ended December 31, 2020, 2021 and 2022 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended December 31, 2020, 2021 and 2022 are shown in the following table.

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

	Years ended December 31,
	2020			2021			2022
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

The Group
Proved developed and Undeveloped reserves (oil) (million barrels)
Beginning of year	1,450	1,433	17	1,252	1,232	20	1,440	1,416	24
Revisions of previous estimates	(161)	(163)	2	209	200	9	275	277	(2)
Improved recovery	100	100	—	126	126	—	84	84	—
Extensions and discoveries	119	111	8	101	101	—	108	108	—
Production	(256)	(249)	(7)	(248)	(243)	(5)	(248)	(243)	(5)
End of year	1,252	1,232	20	1,440	1,416	24	1,659	1,642	17
Non–controlling interest in proved developed and undeveloped reserves at the end of year	5	—	5	8	—	8	6	—	6
Proved developed reserves
Beginning of year	1,343	1,326	17	1,145	1,130	15	1,315	1,291	24
End of year	1,145	1,130	15	1,315	1,291	24	1,506	1,489	17
Proved undeveloped reserves
Beginning of year	107	107	—	107	102	5	125	125	—
End of year	107	102	5	125	125	—	153	153	—
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,216	7,216	—	8,181	8,181	—	8,449	8,449	—
Revisions of previous estimates	831	831	—	662	662	—	806	806	—
Improved recovery	32	32	—	36	36	—	17	17	—
Extensions and discoveries	1,171	1,171	—	678	678	—	664	664	—
Production	(1,069)	(1,069)	—	(1,108)	(1,108)	—	(1,134)	(1,134)	—
End of year	8,181	8,181	—	8,449	8,449	—	8,802	8,802	—
Proved developed reserves
Beginning of year	6,026	6,026	—	6,357	6,357	—	6,734	6,734	—
End of year	6,357	6,357	—	6,734	6,734	—	7,135	7,135	—
Proved undeveloped reserves
Beginning of year	1,190	1,190	—	1,824	1,824	—	1,715	1,715	—
End of year	1,824	1,824	—	1,715	1,715	—	1,667	1,667	—

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table IV: Reserve quantities information (Continued)

	Years ended December 31,
	2020			2021			2022
			Other			Other			Other
	Total	China	countries	Total	China	countries	Total	China	countries

Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	290	—	290	290	—	290	309	—	309
Revisions of previous estimates	12	—	12	33	—	33	9	—	9
Improved recovery	—	—	—	1	—	1	6	—	6
Extensions and discoveries	12	—	12	10	—	10	4	—	4
Production	(24)	—	(24)	(25)	—	(25)	(25)	—	(25)
End of year	290	—	290	309	—	309	303	—	303
Proved developed reserves
Beginning of year	245	—	245	244	—	244	263	—	263
End of year	244	—	244	263	—	263	260	—	260
Proved undeveloped reserves
Beginning of year	45	—	45	46	—	46	46	—	46
End of year	46	—	46	46	—	46	43	—	43
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	9	—	9	10	—	10	7	—	7
Revisions of previous estimates	4	—	4	1	—	1	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Production	(3)	—	(3)	(4)	—	(4)	(3)	—	(3)
End of year	10	—	10	7	—	7	4	—	4
Proved developed reserves
Beginning of year	9	—	9	8	—	8	6	—	6
End of year	8	—	8	6	—	6	3	—	3
Proved undeveloped reserves
Beginning of year	—	—	—	2	—	2	1	—	1
End of year	2	—	2	1	—	1	1	—	1
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,740	1,433	307	1,542	1,232	310	1,749	1,416	333
End of year	1,542	1,232	310	1,749	1,416	333	1,962	1,642	320
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	7,225	7,216	9	8,191	8,181	10	8,456	8,449	7
End of year	8,191	8,181	10	8,456	8,449	7	8,806	8,802	4

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

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended December 31, 2020, 2021 and 2022 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

	Years ended December 31,
	2020				2021			2022
	RMB				RMB			RMB
			Other				Other			Other
	Total	China	countries		Total	China	countries	Total	China	countries

The Group
Future cash flows	595,159	589,659	5,500		941,015	930,302	10,713	1,490,949	1,479,098	11,851
Future production costs	(275,409)	(271,824)	(3,585)		(413,006)	(407,903)	(5,103)	(635,757)	(630,922)	(4,835)
Future development costs	(80,785)	(77,659)	(3,126)		(79,562)	(77,687)	(1,875)	(98,212)	(96,575)	(1,637)
Future income tax expenses	(11,758)	(10,521)	(1,237)		(113,598)	(111,178)	(2,420)	(190,893)	(187,900)	(2,993)
Undiscounted future net cash flows	227,207	229,655	(2,448)	(1)	334,849	333,534	1,315	566,087	563,701	2,386
10% annual discount for estimated timing of cash flows	(54,158)	(52,706)	(1,452)		(93,354)	(93,164)	(190)	(170,126)	(169,810)	(316)
Standardized measure of discounted future net cash flows	173,049	176,949	(3,900)		241,495	240,370	1,125	395,961	393,891	2,070
Discounted future net cash flows attributable to non–controlling interests	(1,284)	—	(1,284)		370	—	370	681	—	681
Equity method investments
Future cash flows	31,259	—	31,259		49,217	—	49,217	57,107	—	57,107
Future production costs	(13,050)	—	(13,050)		(18,026)	—	(18,026)	(18,011)	—	(18,011)
Future development costs	(5,712)	—	(5,712)		(6,328)	—	(6,328)	(7,393)	—	(7,393)
Future income tax expenses	(1,740)	—	(1,740)		(4,513)	—	(4,513)	(5,831)	—	(5,831)
Undiscounted future net cash flows	10,757	—	10,757		20,350	—	20,350	25,872	—	25,872
10% annual discount for estimated timing of cash flows	(4,828)	—	(4,828)		(10,201)	—	(10,201)	(13,015)	—	(13,015)
Standardized measure of discounted future net cash flows	5,929	—	5,929		10,149	—	10,149	12,857	—	12,857
Total of the Group’s and its equity method investments’ results of standardized measure of discounted future net cash flows	178,978	176,949	2,029		251,644	240,370	11,274	408,818	393,891	14,927

Note 1: The reason of the Group’s negative undiscounted future net cash flows attributable to the Other Countries for the year ended December 31, 2020 is that the Company has included the net asset retirement costs in the calculation of standardized measure for the Other Countries.

SUPPLEMENTAL INFORMATION ON OIL AND GAS

PRODUCING ACTIVITIES (UNAUDITED) (Continued)

(All currency amounts in million)

Table VI: Changes in the standardized measure of discounted cash flows

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

The Group
Sales and transfers of oil and gas produced, net of production costs	(58,449)	(98,705)	(137,885)
Net changes in prices and production costs	(122,641)	135,697	185,589
Net changes in estimated future development cost	(11,628)	(7,413)	(22,685)
Net changes due to extensions, discoveries and improved recoveries	35,292	46,425	58,610
Revisions of previous quantity estimates	(1,901)	42,637	78,310
Previously estimated development costs incurred during the year	6,684	5,475	11,885
Accretion of discount	31,940	16,448	32,342
Net changes in income taxes	19,375	(72,118)	(51,700)
Net changes for the year	(101,328)	68,446	154,466
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(1,984)	(2,174)	(2,018)
Net changes in prices and production costs	(5,190)	4,967	3,301
Net changes in estimated future development cost	(299)	(752)	(694)
Net changes due to extensions, discoveries and improved recoveries	403	503	562
Revisions of previous quantity estimates	403	1,659	505
Previously estimated development costs incurred during the year	232	287	311
Accretion of discount	979	1,022	1,388
Net changes in income taxes	1,180	(1,292)	(647)
Net changes for the year	(4,276)	4,220	2,708
Total of the Group’s and its equity method investments’ results of net changes for the year	(105,604)	72,666	157,174