Form 20-F/A
period 2022-12-31
CHINA PETROLEUM & CHEMICAL CORP
filed 2023-11-24
CIK 1123658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT _____________

FOR THE TRANSITION PERIOD FROM _____________TO _____________

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

* The American Depositary Shares program had been terminated as of December 5, 2022.

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

☐    Yes              ☐    No

* This requirement does not apply to the registrant in respect of this filing.

Auditor Name:	Location:	Auditor Firm ID:
KPMG Huazhen LLP	Beijing, China	1186

EXPLANATORY NOTE

China Petroleum & Chemical Corporation (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1” or “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2023 (the “Original Annual Report”), solely for the purpose of amending and restating in its entirety “Item 16I - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in the Original Annual Report in response to certain comments from the staff of the SEC.

This Amendment No. 1 speaks as of the date of the Original Annual Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate in any way the financial statements or any other item contained in the Original Annual Report as originally filed with the SEC. As a result, this Amendment No. 1 does not reflect any events that may have occurred after the filing of the Original Annual Report on April 28, 2023. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report and the Company’s other filings with, and reports furnished to, the SEC subsequent to April 28, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

i

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (the “HFCAA”) following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm headquartered in mainland China which the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by authorities in China, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

The Company’s controlling shareholder is Sinopec Group Company, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China. For more details of the Sinopec Group Company, see “Item 4 Information on the Company – C. Organizational Structure.” Given that Sinopec Group Company holds 67.84% of the shares in the Company, Chinese governmental entity has a controlling financial interest in the Company and its subsidiaries, and owns, indirectly through the Company, the corresponding equity interests in the wholly-owned subsidiaries of the Company. In addition, the following table sets forth the information with respect to the shareholding structure of the Company’s principal subsidiaries disclosed under Note 39 to the consolidated financial statements included in this annual report that are not wholly owned by the Company as of December 31, 2022.

Principal Subsidiaries(1)	Shareholding by the Company (%)	Shareholding by Other Entities Controlled by PRC Governmental Entities (%)	Shareholding by Other Entities (%)
Sinopec Beihai Refining and Chemical Limited Liability Company	98.98%	1.02%	0%
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	90.30%	9.70%	0%
Sinopec Qingdao Refining and Chemical Company Limited	85.00%	15.00%	0%
Sinopec Marketing Company Limited	70.42%	11.60%	17.98%
Sinopec Kantons Holdings Limited	60.33%	N/A (2)
Sinopec-SK (Wuhan) Petrochemical Company Limited	59.00%	6.00%	35.00%
Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.	55.00%	45.00%	0%
Sinopec Baling Petrochemical Co., Ltd.	55.00%	45.00%	0%
Sinopec Shanghai Petrochemical Company Limited	50.44%	N/A (3)
Fujian Petrochemical Company Limited	50.00%	50.00%	0%

Notes:

1.	Other than Sinopec Kantons Holdings Limited, which is incorporated in British Virgin Islands, all principal subsidiaries of the Company are incorporated in China. To the knowledge of the Company, no governmental entity of British Virgin Islands holds any shares in its principal subsidiaries set forth in the table above.

2.	Sinopec Kantons Holdings Limited is a public company listed on the main board of the Hong Kong Stock Exchange. According to the annual report filed by Sinopec Kantons Holdings Limited with the Hong Kong Stock Exchange on April 14, 2023, as of December 31, 2022, the Company indirectly owned 60.33% of the shares in Sinopec Kantons Holdings Limited, and the other shareholders (including public investors) owned the remaining 39.67%.

3.	Sinopec Shanghai Petrochemical Company Limited is a public company listed on the main board of the Hong Kong Stock Exchange. As of December 31, 2022, the Company indirectly owned 50.44% of the shares in Sinopec Shanghai Petrochemical Company. According to the annual report on Form 20-F filed by Sinopec Shanghai Petrochemical Company Limited with the SEC on April 26, 2023, as of March 31, 2023, the Company owned 50.55% of the shares in Sinopec Shanghai Petrochemical Company Limited, and the other shareholders (including public investors) owned the remaining 49.45%.

The table below sets forth the directors of the Company who are members of the Communist Party of China and hold positions in relevant committees of the Communist Party of China:

Director	Position
Ma Yongsheng	Secretary of the Leading Party Member Group of China Petrochemical Corporation
Zhao Dong	Alternate member of the 20th Central Committee of the Communist Party of China; Vice Secretary of the Leading Party Member Group of China Petrochemical Corporation
Yu Baocai	Member of the Leading Party Member Group of China Petrochemical Corporation
Li Yonglin	Member of the Leading Party Member Group of China Petrochemical Corporation

Our currently effective articles of association (or equivalent organizing document) do not contain any charter of the Communist Party of China. Our currently effective articles of association contain provisions relating to committees of the Communist Party of China. For more details, please refer to our articles of association filed as exhibit 1 to this annual report.

PART III

Item 19. EXHIBITS

1	Articles of Association of the Registrant (English Translation), amended and adopted by the shareholders’ meeting on October 20, 2021, incorporated by reference to Exhibit 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

2.1	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934, incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2020 (File Number: 001-15138).

4.1	Forms of Director Service Contracts adopted by the Company on May 11, 2012 (English translation), incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.2	Forms of Supervisor Service Contracts adopted by the Company on May 11, 2012 (English translation), incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.3	Agreement for Mutual Provision of Products and Ancillary Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.4	Agreement for Provision of Cultural, Educational, Hygiene and Community Services between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.5	Trademark License Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.6	Patents and Proprietary Technology License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.7	Computer Software License Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.8	Land Use Rights Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.9	Property Leasing Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 (including English translation), incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.10	Loan Transfer and Adjustment Contract between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 16, 2000 (including English translation), incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 10, 2000 (File Number: 333-12502).

4.11	Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 11, 2001 (English translation), incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.12	Land Use Right Leasing Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2003 (English translation), incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.13	2004 Agreement on Adjustment to Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated October 31, 2004 (English translation), incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.14	Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation), incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.14.1	Memorandum on Adjustment of Rent of Land Use Rights between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 22, 2008 (English Translation), incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 20, 2009 (File Number: 001-15138).

4.14.2	Land Use Rights Leasing Agreement Third Amendment Memo between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English Translation), incorporated by reference to Exhibit 4.20.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.15	Supplemental Agreement on Related Party Transactions between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated March 31, 2006 (English translation), incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2007 (File Number: 001-15138).

4.15.1	Continuing Connected Transactions Second Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 21, 2009 (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010 (File Number: 001-15138).

4.15.2	Continuing Connected Transactions Third Supplemental Agreement between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2012 (English translation), incorporated by reference to Exhibit 4.19.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2013 (File Number: 001-15138).

4.15.3	Continuing Connected Transactions Fourth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 26, 2015 (English translation), incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016 (File Number: 001-15138).

4.15.4	Continuing Connected Transactions Fifth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 24, 2018 (English translation), incorporated by reference to Exhibit 4.15.4 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2019 (File Number: 001-15138)

4.15.5	Continuing Connected Transaction Sixth Supplemental Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated August 27, 2021 (English translation), incorporated by reference to Exhibit 4.15.5 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138)

4.16	Non-Compete Agreement Between China Petrochemical Corporation and China Petroleum & Chemical Corporation dated June 3, 2000 and its related Undertakings (English translation), incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 26, 2013 (File Number: 001-15138).

4.16.1	Undertakings from China Petrochemical Corporation Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation dated April 28, 2014 (English translation), incorporated by reference to Exhibit 4.21.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2015 (File Number: 001-15138).

4.17	Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and China Petroleum & Chemical Corporation (English Translation), incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.17.1	Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Natural Gas Limited Company (English Translation), incorporated by reference to Exhibit 4.17.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.17.2	Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets, dated July 23, 2020, between China Oil & Gas Pipeline Network Corporation and Sinopec Marketing Co., Limited (English Translation), incorporated by reference to Exhibit 4.17.2 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.17.3	Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Company, dated July 21, 2020, between China Oil & Gas Pipeline Network Corporation and Sinomart KTS Development Limited (English Translation), incorporated by reference to Exhibit 4.17.3 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

4.18	Framework Agreement regarding Production and Operation of Oil and Gas Pipeline Facilitates, dated August 13, 2020, between China Petroleum & Chemical Corporation and China Oil & Gas Pipeline Network Corporation (English Translation), incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022 (File Number: 001-15138).

8.1†	A list of the Registrant’s subsidiaries.

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.3*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13**	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

101.INS*	Inline XBRL Instance Document -this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*         Filed with this annual report on Form 20-F/A.

**       Furnished with this annual report on Form 20-F/A.

† Previously filed with the Original Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Petroleum & Chemical Corporation

	By:	/s/ Huang Wensheng
		Name:	Huang Wensheng
		Title:	Vice President and Secretary to the Board of Directors
Date: November 24, 2023